Form 20-F
period 2015-03-31
ORIX CORP
filed 2015-06-25
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2015

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

Yukio Uchimura

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

As of March 31, 2015, 1,323,644,528 Shares were outstanding, including Shares that were represented by 3,329,773 ADSs.

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2015 is referred to throughout this annual report as “fiscal 2015,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

	Year ended March 31,
	2011	2012	2013	2014	2015
	(Millions of yen)
Income statement data(1)(2):
Total revenues	¥938,258	¥963,721	¥1,052,477	¥1,375,292	¥2,174,283
Total expenses	865,992	841,506	901,624	1,172,244	1,917,454
Operating income	72,266	122,215	150,853	203,048	256,829
Equity in net income of affiliates	16,806	1,983	13,836	18,368	30,531
Gains on sales of subsidiaries and affiliates and liquidation losses, net	1,199	3,317	7,883	64,923	20,575
Bargain purchase gain	0	0	0	0	36,082
Income before income taxes and discontinued operations	90,271	127,515	172,572	286,339	344,017
Income from continuing operations	65,437	82,907	118,890	187,786	254,960
Net income (loss) attributable to the noncontrolling interests	2,373	(332)	3,164	3,815	15,339
Net income attributable to the redeemable noncontrolling interests	2,959	2,724	3,985	4,108	4,970
Net income attributable to ORIX Corporation shareholders	66,021	83,509	111,909	187,364	234,948

	As of March 31,
	2011	2012	2013	2014	2015
	(Millions of yen, except number of Shares)
Balance sheet data(2):
Investment in Direct Financing Leases(3)	¥830,853	¥900,886	¥989,380	¥1,094,073	¥1,216,454
Installment Loans(3)	2,983,164	2,769,898	2,691,171	2,315,555	2,478,054

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(154,150)	(136,588)	(104,264)	(84,796)	(72,326)
Investment in Operating Leases	1,270,295	1,309,998	1,395,533	1,379,741	1,296,220
Investment in Securities	1,175,381	1,147,390	1,093,668	1,214,452	2,846,257
Property under Facility Operations	207,480	194,576	218,697	295,863	278,100
Others	2,248,887	2,146,670	2,155,525	2,852,073	3,400,869

Total assets	¥8,561,910	¥8,332,830	¥8,439,710	¥9,066,961	¥11,443,628

Short-Term Debt, Long-Term Debt and Deposits	¥6,075,076	¥5,828,967	¥5,560,847	¥5,367,412	¥5,705,110
Policy Liabilities and Policy Account Balances	398,596	405,017	426,007	454,436	2,073,650
Common stock	143,995	144,026	194,039	219,546	220,056
Additional paid-in capital	179,137	179,223	229,600	255,449	255,595
ORIX Corporation shareholders’ equity	1,306,582	1,380,736	1,643,596	1,919,346	2,152,198
Number of issued Shares	1,102,458,460	1,102,544,220	1,248,714,760	1,322,777,628	1,323,644,528
Number of outstanding Shares(4)	1,074,985,020	1,075,217,210	1,221,433,050	1,309,444,294	1,308,642,971

	As of and for the Year Ended March 31,
	2011	2012	2013	2014	2015
	(Yen and dollars, except ratios and number of employees)
Key ratios (%)(5):
Return on ORIX Corporation shareholders’ equity (“ROE”)	5.1	6.2	7.4	10.5	11.5
Return on assets (“ROA”)	0.81	0.99	1.33	2.14	2.29
ORIX Corporation shareholders’ equity ratio	15.3	16.6	19.5	21.2	18.8
Allowance/investment in direct financing leases and installment loans	4.0	3.7	2.8	2.5	2.0

Per Share data and employees:
ORIX Corporation shareholders’ equity per Share(6)	¥1,215.44	¥1,284.15	¥1,345.63	¥1,465.77	¥1,644.60
Basic earnings per Share for income attributable to ORIX Corporation shareholders from continuing operations(7)	55.91	74.24	103.09	142.00	179.24
Basic earnings per Share for net income attributable to ORIX Corporation shareholders	61.42	77.68	102.87	147.75	179.47
Diluted earnings per Share for net income attributable to ORIX Corporation shareholders	51.83	65.03	87.37	143.20	179.21
Dividends applicable to fiscal year per Share	8	9	13	23	36
Dividends applicable to fiscal year per Share(8)	$0.10	$0.12	$0.13	$0.22	$0.29
Number of employees	17,578	17,488	19,043	25,977	31,035

(1)

Certain line items presented in the consolidated statements of income have been changed starting from fiscal 2015. The amounts that had been previously reported have been reclassified for this change. For further information about the reclassifications, see Note 1 (ai) of “Item 18. Financial Statements.”

(2)

Prior-year amounts have been adjusted retrospectively to eliminate a lag period that previously existed between DAIKYO INCORPORATED (DAIKYO) and ORIX in fiscal 2015. For further information, see Note 1 (ah) of “Item 18. Financial Statements.”

(3)

The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥344,855 million, ¥319,819 million, ¥236,291 million, ¥155,860 million and ¥123,042 million as of March 31, 2011, 2012, 2013, 2014 and 2015, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥22,787 million, ¥17,441 million, ¥15,806 million, ¥13,887 million and ¥15,373 million as of March 31, 2011, 2012, 2013, 2014 and 2015, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥10,037 million, ¥8,604 million, ¥7,745 million, ¥6,149 million and ¥6,635 million as of March 31, 2011, 2012, 2013, 2014 and 2015, respectively, and (iii) installment loans individually evaluated for impairment of ¥312,031 million, ¥293,774 million, ¥212,740 million, ¥135,824 million and ¥101,034 million as of March 31, 2011, 2012, 2013, 2014 and 2015, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2015 Compared to Year Ended March 31, 2014—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

(4)

The Company’s shares held through the Board Incentive Plan Trust, which was established in July 2014 to provide shares at the time of retirement as compensation, are included in the number of treasury stock shares and excluded from the number of outstanding shares. As of March 31, 2015, the trust holds 2,153,800 shares.

(5)

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

(6)	ORIX Corporation shareholders’ equity per Share is the amount derived by dividing ORIX Corporation shareholders’ equity by the number of outstanding shares.
(7)

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

(8)

The U.S. dollar amounts represent translations of the Japanese yen amounts using noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

EXCHANGE RATES

The following table provides the noon buying rates for Japanese yen, expressed in Japanese yen per $1.00 in New York City for cable transfers in foreign currencies. As of June 19, 2015, the noon buying rate for Japanese yen was ¥122.70 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2011	2012	2013	2014	2015
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥94.68	¥85.26	¥96.16	¥105.25	¥121.50
Low	78.74	75.72	77.41	92.96	101.26
Average of the last days of the months	85.00	78.86	83.26	100.46	110.78
At period-end	82.76	82.41	94.16	102.98	119.96

The following table provides the high and low noon buying rates for yen, expressed in yen per $1.00, during the months indicated.

	High	Low
2014
December	¥121.38	¥117.28

2015
January	¥120.20	¥116.78
February	120.38	117.33
March	121.50	119.01
April	120.36	118.80
May	124.18	119.09

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

1. Risks Related to our External Environment

(1) Protracted global economic weakness and instability could adversely affect our business activities, financial condition and results of operations

Our business is affected by general economic conditions and financial conditions in Japan and in foreign countries. While the world economy is now on the course of recovery, thanks to steady economic growth in the United States and certain other countries, protracted low growth rate of European economies, economic deterioration of resource-exporting countries due to the sharp decline of oil prices, and downward revision of China’s economic growth rate target are continuing to create uneven economic landscapes among different economies. In Japan, as the trend of weakening yen stabilizes, we are seeing companies improve their revenues, adopt business plans that incorporate more active capital expenditures, and raise base salaries of employees.

Despite our attempts to minimize our exposure to an unstable economic climate through, for example, improving risk management procedures, future instability in the global economy could adversely affect our business activities, financial condition and results of operations.

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

(3) Negative rumors could affect our business activities, financial condition, results of operations and share price

Our business depends upon the confidence of customers and market participants. Negative rumors about our activities, our industries or parties with whom we do business could harm our reputation and diminish confidence in our business. If we suffer reputational damage as a result of any rumors, we may lose customers or business opportunities, which could adversely affect our business activities, financial condition and results of operations, and our share price could decline.

(4) Our business may be adversely affected by economic fluctuations and political disturbances

We conduct business operations in Japan as well as in the United States, Asia, Oceania, the Middle East and Europe. Our operations in the United States, Asia, Oceania and Europe are especially large. Shifts in commodity market prices and consumer demand, political instability or religious strife in these and other regions could adversely affect our business activities, financial condition and results of operations.

(5) Our business activities, financial condition and results of operations may be adversely affected by unpredictable events

Our business activities, financial condition and results of operations may be adversely affected by unpredictable events or any continuing effects caused by such events. Unpredictable events include man-made events, such as accidents, war, terrorism and insurgency, and natural events, such as earthquakes, storms, tsunamis, fires and outbreaks of infectious diseases. If any such event occurs, it may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of economic conditions in a country or region. If such a sudden and unpredictable event occurs, our business activities, financial condition and results of operations may be adversely affected as a result.

(6) Dispositions of Shares may adversely affect market prices for our Shares

As of June 23, 2015, five of our shareholders have filed large shareholder reports pursuant to the Financial Instruments and Exchange Act (“FIEA”) indicating at the time of its filing beneficial ownership, as that term is used in the FIEA, by the relevant shareholder of more than five percent of the total number of our outstanding Shares. Our shareholders may, for strategic, investment or other reasons, decide to reduce their shareholdings in ORIX. Dispositions of Shares, particularly dispositions of large numbers of Shares by major shareholders, may adversely affect market prices for our Shares. For information on major shareholders, see “Item 7. Major Shareholders and Related Party Transactions.”

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

We constantly strive to improve our portfolio management, however, we may be required to make additional provisions in the future depending on the economic trends.

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

3. Business Risk

(1) We are exposed to risks from our diverse and expanding range of products and services, acquisitions of companies and assets, and entry into joint ventures and alliances

We continue to expand the range of our businesses in Japan and overseas, including through acquisitions of companies and businesses. Such expansion may expose us to new and complex risks that we may be unable to fully control or foresee, and, as a result, we may incur unexpected and potentially substantial costs or losses. In addition, we may not achieve targeted results if business opportunities do not develop or increase as expected or if competitive pressures undermine profitability.

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

Valuation losses of our assets are recorded based on the fair market values at the time of revaluation is conducted in accordance with applicable accounting principles. However, losses from the sale of these assets, including as a result of a sudden need for liquidity, may exceed the amount of recorded valuation losses.

We estimate the residual value for certain operating leases at the time of contract. Our estimates of the residual value of equipment are based on current market values of used equipment and assumptions about when and to what extent the equipment will become obsolete; however, we may need to recognize additional valuation losses if our estimates differ from actual trends in equipment valuation and the secondhand market, and we may incur losses if we are unable to collect such estimated residual amounts.

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

5. Liquidity Risk (Risk Relating to Fund Procurement)

(1) Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or changes in our credit ratings

Our primary sources of funds from financing activities include: borrowings from banks and other institutional lenders, funding from capital markets (such as through issuances of bonds, medium-term notes or commercial paper (“CP”) and securitization of leases, loans receivables and other assets) and deposits. Such sources include a significant amount of short-term debt, such as CP and other short-term borrowings from various institutional lenders, and the portion of our long-term debt maturing in the current fiscal year. Some of our committed credit lines require us to comply with financial covenants.

Adverse economic conditions or financial market instability, among other things, may adversely affect our ability to raise new funds or to renew existing funding sources, may subject us to increased funding costs or credit market volatility. If our access to liquidity is restricted, or if we are unable to obtain our required funding at acceptable costs, our business activities, financial condition and results of operations may be significantly and adversely affected.

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

6. Legal Risk

(1) A failure to maintain adequate controls to comply with regulations may harm our reputation and adversely affect our business activities, financial condition and results of operations

Our business and employees in Japan are subject to laws, as well as regulatory oversight by government authorities who implement those laws, relating to the various fields in which we operate. These include laws and regulations applicable to financial institutions, such as the Moneylending Business Act, the Installment Sales Act, the Insurance Business Act, the Banking Act, the Trust Business Act, the Building Lots and Buildings Transaction Business Act and the Building Standards Act, as well as general laws applicable to our business activities, such as the Companies Act, the Financial Instruments and Exchange Act, the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the Act on the Protection of Personal Information.

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

In addition, certain of our businesses are subject to industry-specific laws and regulations requiring, among other things, that each company conduct independent operations and maintain financial soundness and appropriateness of business activities. A total or partial suspension of operations or the revocation of one or more of our licenses may adversely affect our business activities, financial condition and results of operations.

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

(2) Enactment of, or changes in, laws, regulations and accounting standards may affect our business activities, financial condition and results of operations

Enactment of, or changes in, laws and regulations may affect the way that we conduct our business, the products or services that we may offer, as well as our customers, borrowers, invested companies and funding sources. Such enactment or changes may cause our costs to increase, or if relating to accounting standards, may significantly affect how we record and report our financial condition and results of operations, even if our underlying business fundamentals remain the same. As a result of such enactment or changes, our business activities, financial condition and results of operations could be adversely affected.

7. Operational Risk

(1) Failures in our computer and other information systems could interfere with our operations and damage our business activities, financial condition and results of operations

We use information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. Some of these information systems may be outsourced.

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

(3) If our internal control over financial reporting is insufficient, our share price, reputation and business activities may be adversely affected

We have established and assessed our internal control over financial reporting in a manner intended to ensure compliance with the requirements of various laws and regulations. However, in future periods we or our independent registered public accounting firm may identify material weaknesses in our internal control over financial reporting, and such finding may cause us or our accountants to disclose that our internal control over financial reporting are ineffective, which could cause a loss of investor confidence in the reliability of our financial statements and cause our share price to fall. In any such case, our business activities, financial condition and results of operations may be adversely affected.

(4) Our risk management may not be effective

We continuously seek to improve our risk management function. However, due to the rapid expansion of our business or significant changes in the business environment, our risk management may not be effective in some cases. As a result, our business activities, financial condition and results of operations could be adversely affected.

(5) Other operational risks

Our business entails many types of operational risks. Examples include inappropriate sales practices; inadequate handling of client and customer complaints; inadequate internal communication of necessary information; misconduct of officers, employees, agents, franchisees, trading associates, vendors or other third parties; errors in the settlement of accounts and conflicts with employees concerning labor and workplace management.

Our management attempts to control operational risk and maintain it at a level that we believe is appropriate. However, operational risk is part of the business environment in which we operate, and despite our control measures, our business activities, financial condition and results of operations may be adversely affected at any time due to this risk. Even if we do not incur direct pecuniary loss, our reputation may be adversely affected.

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

(2) It may not be possible for investors to affect service of process within the United States upon ORIX or ORIX’s directors or executive officers, or to enforce against ORIX or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States

ORIX is a joint stock corporation formed in Japan. Most or all of ORIX’s directors and executive officers are residents of countries other than the United States. Although some of ORIX’s subsidiaries have substantial assets in the United States, substantially all of ORIX’s assets and the assets of ORIX’s directors and executive officers are located outside the United States. As a result, it may not be possible for investors to affect service of process within the United States upon ORIX or ORIX’s directors and executive officers or to enforce against ORIX or those persons, in U.S. courts, judgments of U.S. courts predicated upon the civil liability provisions of U.S. securities laws. ORIX has been advised by its Japanese counsel that there is doubt, in original actions or in actions to enforce judgments of U.S. courts, as to the enforceability in Japan of civil liabilities based solely on U.S. securities laws. A Japanese court may refuse to allow an original action based on U.S. securities laws.

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

CORPORATE HISTORY

ORIX was established in April, 1964 in Osaka, Japan as Orient Leasing Co., Ltd. by three trading companies and five banks that included Nichimen Corporation, Nissho Corporation and Iwai Corporation (presently Sojitz Corporation), the Sanwa Bank (presently The Bank of Tokyo-Mitsubishi UFJ, Ltd.), Toyo Trust & Banking (presently Mitsubishi UFJ Trust and Banking Corporation), the Industrial Bank of Japan and Nippon Kangyo Bank (presently Mizuho Bank, Ltd.), and the Bank of Kobe (presently Sumitomo Mitsui Banking Corporation).

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

In July 2014, we acquired Hartford Life Insurance K.K.(“HLIKK”) through our wholly-owned subsidiary ORIX Life Insurance (“ORIX Life Insurance”). In December 2014, we acquired Yayoi Co., Ltd.(“Yayoi”), a software service provider targeting small businesses.

STRATEGY

Target Performance Indicators

In its pursuit of sustainable growth, ORIX Group will use the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and

ROA to indicate asset efficiency. ORIX aims to achieve a mid-term net income target of ¥300 billion for the fiscal year ending March 31, 2018, and ROE around 11% to 12% by striving to increase asset efficiency through quality asset expansion to capture business opportunities along with increased capital efficiency by strengthening profit-earning opportunities such as fee-based businesses.

Three-year trends in performance indicators are as follows.

		As of March 31,
		2013	2014	2015
Net income attributable to ORIX Corporation shareholders	(Millions of yen)	¥111,909	¥187,364	¥234,948
ROE(1)	(%)	7.4	10.5	11.5
ROA(2)	(%)	1.33	2.14	2.29

(1)	ROE is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances.
(2)	ROA is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average total assets based on fiscal year beginning and ending balances.

Medium- Term Management Targets

ORIX Group continues to provide innovative and flexible solutions to address changes in the market environment and needs. ORIX Group’s diversified business portfolio consists of six business segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. These business segments are closely integrated with each other to create greater value through sharing know-how and expertise.

ORIX Group, using its diversified business portfolio as basis, intends to capitalize on its business foundation, client base, industry know-how and accumulated expertise, to continuously improve profitability by providing high value-added services to the market. Furthermore, under our mid-term strategy of “Expansion in Non-Finance Business,” ORIX Group aims to achieve sustainable profit growth.

Our strategy of “Expansion in Non-Finance Business” consists of “Organic growth” and “Investment in key areas.” With these principles, we will pursue new business opportunities arising from the changing business environment.

•

“Organic growth”: Deepen our strength and expertise to further expand our automobile-related business in Japan and abroad, to develop new peripheral businesses based on Yayoi’s business platform, further diversify our overseas business portfolios, and expand our life insurance business.

•

“Investment in key areas”: Position asset turnover as an important strategy and continue to pursue new investment opportunities in key areas identified as environment and energy-related business, network in Asia, asset management, and principal investment. In conjunction with the new investments, we will also pursue divestments of low-profitability and low-growth assets.

Corporate Challenges to be Addressed

It is vital for ORIX Group to continue to maintain and develop a business structure that flexibly and swiftly adapts to the changing business environment. ORIX will take the following three steps in order to achieve the aforementioned Medium-Term Management Targets.”

1.	Further advancement of risk management. Fortify ORIX Group’s growth-supporting risk management foundation by enhancing the expertise necessary to manage risk, and further refining the ability to discern good risks from bad ones.

2.	Pursue transactions that are both socially responsible and economically viable. Pursue transactions that are socially and environmentally responsible while providing products and services that are valued by clients and improve ORIX Group’s profitability.

3.	Create a fulfilling workplace. Focus on ORIX Group’s strengths as a global organization to create a fulfilling work environment for all employees regardless of nationality, age, gender, background or type of employment.

PROFILE OF BUSINESS BY SEGMENT

Our reportable segments are based on ASC 280 (“Segment Reporting”). For a discussion of the basis for the breakdown of segments, see Note 32 in “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for the years ended March 31, 2013, 2014 and 2015.

	Years ended March 31,
	2013	2014	2015
	(Millions of yen)
Corporate Financial Services	¥25,932	¥24,874	¥25,519
Maintenance Leasing	34,913	37,062	40,366
Real Estate	5,582	17,956	3,484
Investment and Operation	34,937	95,786	42,414
Retail	43,209	49,871	120,616
Overseas Business	52,756	69,688	104,143

Total segment profits	197,329	295,237	336,542

Difference between segment total and consolidated amounts	(24,757)	(8,898)	7,475

Total Consolidated Amounts	¥172,572	¥286,339	¥344,017

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

Operating Environment

Despite concerns over the impact of the April 2014 consumption tax hike on the economy, the Japanese economy remains on a modest recovery trajectory, and there are signs of improvement in corporate earnings. As such, the Japanese economy continues to gradually recover. Improved corporate earnings have improved corporate sentiment, and we continue to see moderate gains in capital spending. In addition, the yen remains weak and share prices continue to rise, supported by the Bank of Japan’s monetary easing measures introduced in 2013. We have also seen an increase in lending by financial institutions to SMEs in addition to large corporations. Going forward we anticipate an increase in capital expenditures by corporations capitalizing on the favorable financing environment.

The number of corporate bankruptcies in fiscal 2015 decreased for the sixth year in a row. We attribute this to continued support from financial institutions even after the expiration of the SME Financing Facilitation Act, as well as advance orders for public works as an economic stimulus measure intended to offset the impact of the consumption tax hike.

Overview of Business Strategies

•	Expand the customer base through strengthened cooperation with group companies

•	Increase fee income by addressing customers’ diverse needs

•	Accumulate prime assets with an emphasis on profitability

Operating Strategy

Through various transactions, sales personnel in the Corporate Financial Services segment deepen their understanding of the segment’s customers, including their specific needs and management issues. With this segment constituting ORIX’s sales platform, sales personnel develop and deliver optimum solutions to customers by leveraging the high-level expertise of the Group’s business segments to expand the Group’s business opportunities. We seek to enhance the profitability of the Group as a whole by expanding the customer base through stronger cooperation with Group companies. Moreover, we seek to increase revenues from fee business by providing products and services aligned with customer needs.

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

Operating Environment

Despite concerns over the impact of the April 2014 consumption tax hike would on the economy, the Japanese economy remains on a modest recovery trajectory, and there are signs of improvement in corporate earnings. We are seeing a steady increase in capital expenditures as corporate sentiment grew positive due to improvement in corporate revenues. Furthermore, demand for automobile leasing and truck rentals is expected to rise due to the government’s plan for a large-scale public investment program. The weakening of the yen has helped increase tourism in Japan, resulting in greater demand for automobile rentals.

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

Operating Strategy

The automobile business aims to increase its leased assets to reinforce and expand its customer base. In Japan, while the leasing rate of vehicle fleets for enterprises that own more than 30 vehicles is relatively high, it is very low for enterprises and individuals that own 30 vehicles or fewer. On the other hand, these smaller enterprises and individuals account for a large proportion of the vehicles owned in Japan. Therefore, the automobile business will strive to increase the proportion of the customer base consisting of smaller enterprises and individuals while continuing to grow the large-enterprises customer base. Moreover, we will strive to reinforce relationships with customers through cross-functional marketing activities with corporate sales departments in Japan that cut across the Group.

The automobile business is strengthening the provision of high value-added services. Seeking to ensure a stable revenue stream and differentiate itself from competitors, the automobile business leverages its consulting capabilities to select and offer optimum services to the customer from a wide range of vehicle management services. While continually reviewing the line-up of products and services in response to changes in the business environment and evolving customer needs, the automobile business develops new products and services to create new market segments. In addition, to promote the retail business, we will propose a wide range of approaches to car use, such as car rental and car sharing, to meet individual customer’s diverse needs and provide elaborate services.

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

Operating Environment

Since the introduction of Bank of Japan’s monetary easing measures, which rippled out to the actual economy, the real estate market has been energized and financial institutions have increased overall lending. Japan’s winning bid as the host of the 2020 Tokyo Olympics and Paralympics has attracted renewed attention on Japan’s real estate market, and foreign investors are resuming investments in this market, partly because of the weakening of the yen.

In the office building market, the glut of new office buildings has weakened somewhat, and the vacancy rate has been falling. The rise in rental prices is spreading from the Tokyo metropolitan area to some other major cities. In the J-REIT market, property acquisitions have been increasing through initial public offerings, and public offerings by existing J-REITs. The market has shown rising sales prices with increased competition to acquire properties, and has produced several large-scale real estate deals.

In the condominium market, the contract completion rate in each of the Tokyo and Osaka metropolitan areas remains above the key benchmark level of 70%. Despite the temporary negative impact of the April 2014 consumption tax hike, condominium sales are expected to remain robust.

We expect the facilities operation business to remain solid, supported by a favorable business environment, and characterized by higher consumer spending as a result of the economic recovery and the upturn in foreign visitors to Japan.

Overview of Business Strategies

•	Turn over assets while taking advantage of the favorable business environment, and promote attractive new investments

•	Strengthen the facilities operation business

•	Expand fee business by enhancing the asset management business

Operating Strategy

In the real estate development and rental business, we aim to promote fee revenues, attractive new investments, including co-investments, and capture capital gains on disposal of assets. To expand fee business, we will leverage the strength of the Real Estate segment’s comprehensive value chain, including leasing, asset management, finance and ORIX Group’s customer base. For example, not only will joint investments allow us to acquire a high-quality portfolio while minimizing the investment burden, the Real Estate segment’s value chain will be deployed to maximum advantage to earn fees at every opportunity from property acquisition to asset management during the investment phase and from sales when exiting the investment.

In the facilities operation business, we endeavor to review our portfolio while further strengthening our robust facilities operation business to improve profitability. At the same time, we will improve service to ensure that ORIX delivers customer satisfaction to generate customer loyalty. In order to add value unique to ORIX facilities, we will promote personnel training and development.

Through these measures, we will turn this business into a business generating high and stable revenue.

Investment and Operation

Overview of Operation

In the Investment and Operation business segment, ORIX is engaged in three core business activities: environment and energy-related business, principal investments and loan servicing.

For more than ten years, ORIX has been actively involved in the environment and energy-related business through the collection and disposal of waste generated from end-of-lease assets. Moreover, we aim to expand the environment and energy-related business, as with the joint establishment in fiscal 2015 of a private equity fund with the Asian Development Bank and Robeco for the purpose of making environment-related investments in Asia.

The principal investment business invests in private equity both in Japan and overseas and capitalizes on the expertise and collective strength of the Group to increase the corporate value of investees.

The loan servicing business invests in non-performing loans and engages in joint operations of business rehabilitation support companies through capital alliances with financial institutions.

Operating Environment

In Japan, in the environment and energy-related business, despite signs that the feed-in tariff program for renewable energy may be revamped, renewable energy will be important in the medium to long term, and the scope of our domestic environment and energy-related business continues to expand to areas outside of solar power, including wind power and geothermal power generation. Other industries are entering into this field ahead of the full deregulation of the retail electricity market, which is scheduled to be implemented in April 2016 under the Amended Electricity Business Act, and there has been a sharp rise in power producers and suppliers (PPS) in the past few years. Overseas, especially in Asia, economic growth is accelerating demand for energy. We expect this increase to continue.

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

Overview of Business Strategies

•	Expand investment in environment and energy-related business and further promote of renewable energy power generation business

•	Expand principal investment both domestically and overseas

•	Pursue new profit opportunities capitalizing on loan servicing expertise

Operating Strategy

In our environment and energy-related business, we will increase investment in renewable energy. In Japan, we will focus on the development of energy sources other than solar power, such as wind power, geothermal power and biomass, and will work together with our domestic sales and marketing divisions. We aim to become one of Japan’s leading renewable energy power companies. We also seek to expand the business ahead of the deregulation of the electricity retail market.

Overseas, we will focus on power generation businesses in Asia. We also aim to expand our investment in the environment and energy-related business through the private equity fund that was launched in fiscal 2015 with the Asian Development Bank and Robeco.

In the principal investment business, we will leverage our track record to carefully select and actively invest in foreign and domestic business operations. After investing, we will provide hands-on support backed by specialists, use our business platform of the Group to develop a base of customers and business partners and implement other measures to improve the corporate value of investees in a manner unique to ORIX. We will seek opportunistic investments without limiting the industries we invest in. In Japan, we emphasize domestic investment in medical-related fields, IT services and the food industry. Overseas, we are focused on a wide range of industries, primarily financial services, while also considering regions we have not yet entered, primarily in Asia and the Middle East.

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

ORIX Life Insurance was founded in 1991 and operates mainly through agencies and mail order sales. On July 1, 2014, ORIX Life Insurance acquired HLIKK, and the two companies will merge on July 1, 2015. HLIKK discontinued selling insurance products in June 2009 and has focused on policy management including asset management in special accounts and customer services. Regarding the banking business, ORIX Bank Corporation (“ORIX Bank”) inherited the housing loan business ORIX began handling in 1980 and is now involved in corporate lending and other services. ORIX Bank began card loan operations in March 2012.

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

Operating Environment

In the domestic life insurance market, the size of each insurance contract on average is becoming smaller, and although the number of contracts increased, the balance of contracts was relatively flat over the previous year. While demand for death benefits is showing little growth, demand for so-called third-sector insurance—medical insurance and cancer insurance, among others—is increasing. Meanwhile, the sales channels for insurance products continue to diversify to include bank, internet and direct shop sales. In the investment environment, buoyant stock prices have eliminated the negative spreads of major life insurance companies, prompting moves by some of these life insurance companies to pay out policyholder dividends and reduce premiums.

In the banking industry, loan balances and the types of borrowers are increasing. Meanwhile, loan interest rates are declining due to intensified competition. Furthermore, financing demand by individual investors investing in rental condominiums continues to grow.

In the card loan market, due to a reduction of the maximum permissible interest rates under the Act of Regulation of Receiving of Capital Subscription, Debt and Interest Rates, etc. and the introduction of restrictions on the allowable volume of loans under the Money Lending Business Act, there has been a rapid decrease in loan balances and the number of loan providers. However, there are signs that the reduction in loan balances has bottomed out, and that banks are beginning to expand their individual unsecured loan lending activities.

Overview of Business Strategies

•	Develop distinctive new products and enhance the agency network in life insurance business

•	Expand card loan business via the consolidated management of ORIX Bank and ORIX Credit

Operating Strategy

In this segment, as an overall strategy, we will continue to provide products with a high level of customer satisfaction and develop a new market aimed at individual customers while continuing to enhance our efficiency and unique expertise in niche markets.

ORIX Life Insurance will continue to enhance its products lineup with new insurance products developed to meet customer needs. In addition to third-sector insurance such as cancer and medical treatment insurance, the company launched a whole life insurance product called “Rise” in August 2014, and will focus on first-sector insurance such as life insurance and increasing the number of contracts. In addition, it will seek to widen its sales channels by expanding its network of agents and using mail order sales. It will also seek to improve its financial strength by improving business efficiency.

ORIX Bank operates efficiently with a high loan-deposit ratio to flexibly raise funds. These funds are primarily from corporate deposits and “e-Direct Deposits,” an internet-only fixed deposit service for individual customers. In the housing loan business, ORIX Bank will increase its housing loan balance by leveraging its know-how and network that it has developed over the years.

To capture latent demand in the much-reduced market, the card loan business is planning expansion in two ways—first, by expanding our card loan balances mainly through ORIX Bank by capitalizing on ORIX Credit’s know-how and personnel; and second, by expanding our card loan guarantee to other financial institutions using ORIX Credit’s assessment know-how.

Overseas Business

Overview of Operation

In the Overseas Business segment, in the United States, asset management is at the heart of efforts to expand non-finance business boasting a high level of expertise in the fields of corporate finance, securities investment, M&A advisory, loan structuring and servicing and also fund management.

Since first expanding into Hong Kong in 1971, ORIX Group has established an overseas network spanning 554 bases in 35 countries and regions. Underpinned by a leasing, automobile leasing and corporate finance operating base that is aligned with the conditions of each country, the Overseas Business segment engages in real estate-related investments, principal investment and non-performing loan investment activities, as well as aircraft and shipping businesses that includes leasing, management, investment, intermediary and sales activities.

Furthermore, the Overseas Business segment conducts asset management operations for individual and corporate clients through Robeco, a Dutch asset manager that became a consolidated subsidiary of ORIX Group in July 2013. In 2014, ORIX launched a private equity fund with Robeco and the Asian Development Bank for the purpose of investing in environment and energy-related projects and low-carbon projects in Asia. We are steadily pursuing collaboration within the Group to expand this business.

Operating Environment

In the United States, although the Federal Reserve ended the quantitative easing program and attention is now focused on when it will raise rates, the United States economy continues to show steady growth, supported by a recovery in the job market, solid housing demand and higher personal spending. Going forward, we expect the United States economy to drive the global economy.

In Asia, while China is in the process of shifting the emphasis of its economic policy away from high growth and toward stable growth, other emerging economies are expected to see increases in investments with a focus on high growth, due in part to economic resurgence among developed countries.

In the airline industry, despite lingering uncertainty within the global economy, the travel market continues to grow. Although in Europe the airline industry performance is still struggling, in Asia and the United States the industry has gradually recovered. The flow of capital into the aircraft leasing market is continuing.

In the shipping industry, there are still no signs of recovery.

Overview of Business Strategies

•	Continue to strengthen non-finance business based on high level of expertise in the United States

•	Expand leasing business and new investment centered on Asia

•	Accumulate quality assets in the ship- and aircraft-related business

•	Expand asset management business, primarily with Robeco

Operating Strategy

In the United States, in addition to maintaining a stable presence in our traditional business of investing in municipal bonds, CMBS and other fixed-income securities and providing corporate finance services, we seek to enhance our fee business by leveraging the high-level of expertise of Houlihan Lokey’s M&A advisory and business evaluation services, Red Capital Group’s loan structuring and servicing services and Mariner Investment Group’s fund management services. In addition, we endeavor to invest in the field of healthcare and using our local subsidiary in Brazil as base to expand into fields such as asset management, structured finance and investment banking through M&A and capital participation in South America.

In Asia, Oceania, the Middle East and Europe, while seeking to maintain stable profits from the financial services business platform of our existing local subsidiaries, which offer locally based lending and leasing, we plan to diversify our business into related fields. We will promote new investment activities in as-yet unexplored areas.

In the aircraft business, we will proceed to carefully select the type of aircraft for our portfolio and make new investments. In addition to pursuing opportunities to profit from Company-owned assets, we will seek to generate fees selling aircraft to investors and retaining management of the aircraft.

In addition to the sustained growth of Robeco, we will endeavor to expand the asset management business and also consider new investments.

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

PROPERTY, PLANT AND EQUIPMENT

Because our main business is to provide various financial services to our clients, we do not own any material factories or facilities that manufacture products. We have no plans to build any factories that manufacture products.

The following table shows the book values of the primary facilities we own, which include four office buildings.

	As of March 31, 2015
	Book Value	Land Space(1)
	(Millions of yen)	(Thousands of m²)
Office building (Tachikawa, Tokyo)	¥14,166	3
Office building (Shiba, Minato-ku, Tokyo)	30,924	2
Office building (Osaka, Osaka)	12,217	2
Office building (Roppongi, Minato-ku, Tokyo)	11,172	1

(1)	Land space is provided only for those facilities where we own the land.

We plan to make capital expenditures totaling approximately ¥563,000 million to support the growth and development of our operating lease business and power generation business during fiscal 2016. The following table shows a breakdown of planned capital expenditures and includes the estimated investment amounts and expected methods of financing the expenditures.

	During fiscal 2016
	Estimated investment amounts	Expected methods of financing
	(Millions of yen)
Operating lease equipment and property	¥500,000	Funds on hand, bank borrowings, etc.
Power generation equipment	63,000	Funds on hand, bank borrowings, etc.

Total	¥563,000	—

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥131,556 million as of March 31, 2015.

As of March 31, 2015, the acquisition cost of equipment we held for operating leases amounted to ¥1,781,507 million, consisting of ¥934,430 million of transportation equipment, ¥236,922 million of measuring and information-related equipment, ¥590,388 million of real estate and ¥19,767 million of others, before accumulated depreciation. Accumulated depreciation on equipment held for operating leases was ¥506,801 million as of the same date.

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

The next section describes the laws and regulations of our business in Japan, the United States and Europe, our major area of operation outside Japan.

JAPAN

There is no general regulatory regime which governs the conduct of our direct financing lease and operating lease businesses in Japan, although various laws regulate certain aspects of particular lease transactions, depending on the type of leased property.

The major regulations that govern our businesses are as follows:

Moneylending Business

ORIX and certain of our group companies are engaged in the moneylending business in Japan. The moneylending business is regulated by the Interest Rate Restriction Act, the Act Regulating the Receipt of Contributions, the Receipt of Deposits and Interest Rates and the Moneylending Business Act. The Moneylending Business Act requires that all companies engaged in moneylending business register with the Prime Minister and the relevant prefectural governors. Registered moneylenders are regulated by the Financial Services Agency (“FSA”), and are required to report to or notify the FSA, providing specified documents such as their annual business reports. Accordingly, pursuant to the Moneylending Business Act, ORIX and certain of our group companies register with the Prime Minister and various prefectural governors and provide the necessary reporting and notification to the FSA. The FSA has the power to issue business improvement orders to suspend all or part of a business’s activities, or to revoke the registration of a moneylender that has violated the law.

Real Estate Business

ORIX and certain of our group companies, including ORIX Real Estate Corporation and DAIKYO INCORPORATED (DAIKYO), are engaged in the real estate business in Japan, including buying and selling land and buildings. Companies engaged in such operations are required to be licensed by the Ministry of Land, Infrastructure and Transport (“MoLIT”) and relevant prefectural governors under the Building Lots and Buildings Transaction Business Act, and their operations are regulated by such laws, including the maintenance of registered real estate transaction managers on staff and the provision and delivery of material information to counterparties. DAIKYO has the Construction Business License from MoLIT.

Inns and hotels operated by ORIX Real Estate Corporation have the license from relevant prefectural governors under the Inns and Hotels Act.

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

Financial Instruments Exchange Business

Certain businesses conducted by ORIX and our group companies in Japan are governed by the Financial Instruments and Exchange Act, the main purpose of which is to establish comprehensive and cross-sectional protection for investors.“The financial instruments business” as defined in the Financial Instruments and Exchange Act has four classifications, depending on the type of business; (1) First Class Financial Instruments Exchange Business, (2) Second Class Financial Instruments Exchange Business, (3) Investment Management Business, and (4) Investment Advisory and Agency Business. All companies engaged in such businesses are required to register with the Prime Minister, and thereby are designated “registered financial instruments traders.” Along with registered financial instruments traders, companies engaged in the financial instruments intermediary business, which is also governed by the Financial Instruments and Exchange Act, are regulated by the FSA and are required to file certain reports or notifications with the FSA. The FSA has the power to order improvement of a business, or suspension of a part or the whole of a business, or to revoke the registration of such a trader that has violated the law. Business regulations applicable to ORIX and our group companies are as follows:

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

(4) Investment Advisory and Agency Business

ORIA, Mariner Japan Ltd., a subsidiary of Mariner Investment Group LLC, and Robeco Japan Company Ltd., a subsidiary of Robeco, are registered with the Prime Minister under the Financial Instruments and Exchange Act to engage in the investment advisory and agency business and regulated by the FSA.

(5) Financial Instruments Intermediary Business

The financial instruments intermediary business that we conduct is also regulated by the Financial Instruments and Exchange Act. ORIX is registered with the Prime Minister under the Financial Instruments and Exchange Act to conduct business as a financial instruments intermediary.

Banking and Trust Business

ORIX Bank is licensed by the Prime Minister to engage in the banking and trust business and is regulated under the Banking Act and the Act on Engagement in Trust Business by Financial Institutions. The Banking Act governs the general banking business and the Act on Engagement in Trust Business by Financial Institutions and the Trust Business Act govern the trust business. Our trust contract agency business is also governed by the Trust Business Act, and we are registered with the Prime Minister to engage in the trust contract agency business. In addition, under the Banking Act, any entity that attempts to obtain voting rights in a bank at or above a specified threshold must receive permission from the Prime Minister. ORIX has received such permission as a major shareholder of ORIX Bank.

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

Waste Management

ORIX Environmental Resources Management Corporation and ORIX Eco Services Corporation provide waste management services regulated by the Waste Management and Public Cleansing Act and have the permission from the relevant prefectural governors.

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

To conduct such activities under the Foreign Exchange Regulations, notices or reports are required to be filed with the Minister of Finance through the Bank of Japan.

OUTSIDE JAPAN

ORIX USA is incorporated under the laws of the state of Delaware, and its corporate activities are governed by the Delaware General Corporation Law.

The SEC, the Financial Industry Regulation Authority (“FINRA”) and various state agencies regulate the issuance and sale of securities and the activities of broker-dealers, investment companies and investment advisers in the United States. ORIX USA’s majority-owned subsidiaries, Houlihan Lokey Capital, Inc. and Houlihan Lokey Financial Advisors, Inc., are a registered broker-dealer and a registered investment adviser, respectively, and as such, are regulated by the SEC. Similarly, ORIX USA’s majority-owned subsidiary, Mariner Investment Group, LLC (“Mariner”), is a registered investment adviser and has an affiliated limited purpose broker-dealer, Mariner Group Capital Markets, Inc. (“MGCM”). Both Mariner and MGCM are registered and regulated by the SEC. ORIX USA’s majority-owned subsidiary, Red Capital Group, LLC, has a subsidiary, Red Capital Markets, LLC, that is registered as a broker-dealer and regulated by the SEC. All of our SEC-registered broker dealers are also regulated by FINRA. ORIX USA and its other subsidiaries are not subject to these regulations but must comply with U.S. federal and state securities laws.

ORIX USA’s corporate finance, real estate finance and development, equipment finance, public finance and special servicing businesses are subject to numerous state and federal laws and regulations. Commercial and real estate loans may be governed by the USA Patriot Act, the Equal Credit Opportunity Act and Regulation B thereunder, the Flood Disaster Protection Act, the National Flood Insurance Reform Act of 1994 and state usury laws. Real estate transactions are also governed by state real property and foreclosure laws. ORIX USA’s secured finance transactions are governed by the Uniform Commercial Code, as adopted by the various states. ORIX USA is registered with or has obtained licenses from the various state agencies that regulate the activity of commercial lenders in such states. For example, its consolidated subsidiary ORIX Corporate Capital Inc. is a Delaware Licensed Lender, and its consolidated subsidiary, ORIX Ventures, LLC, is licensed as a California Finance Lender.

In May 2010 ORIX USA acquired RED Capital Group, LLC, a Columbus, Ohio-headquartered provider of debt and equity capital, as well as advisory services, to the housing, health care and real estate industries. RED Capital Group, LLC, and its subsidiaries must comply with rules and regulations administered by the Government National Mortgage Association, the Federal National Mortgage Association, the Department of Housing and Urban Development and the Federal Housing Administration. RED Mortgage Capital, LLC, is a licensed California Finance Lender, there is also an application pending with California to approve Red Capital Partners, LLC, as a licensed Finance Lender.

In December 2010, ORIX USA acquired MIG Holdings, LLC, the parent company of Mariner. Mariner is registered with the SEC as an investment advisor and is headquartered in Harrison, New York, with additional offices in New York City, Boston, London and Tokyo. In addition, Mariner is registered as a commodity pool operator with the U.S. Commodity Futures Trading Commission and a member of the National Futures Association.

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

Outside of the United States, ORIX USA’s majority owned subsidiary, Houlihan Lokey (Europe) Limited (“HL Europe”), is authorized and regulated by the Financial Conduct Authority in the UK, inter alia, to arrange investments and to advise on investments by others. HL Europe has also established branches in France and Germany under the provisions of the Markets in Financial Instruments Directive and is regulated by the

Bundesanstalt für Finanzdienstleistungsaufsicht in Germany and the Autorité des marchés financiers in France in the conduct of the respective businesses of the branches located in those countries. Mariner Europe Ltd. is authorized and regulated by the FCA and as such is subject to minimum regulatory capital requirements. Mariner Europe Ltd. is categorized as a limited license firm by the FCA for capital purposes. It is an investment management firm. Other majority-owned subsidiaries include Houlihan Lokey (China) Limited, which is licensed to conduct regulated activities by the Securities and Futures Commission in Hong Kong, and Mariner Investment Group, LLC, which has a Korean representative office registered with the Korean Ministry of Strategy and Finance.

On July 1, 2013, ORIX acquired approximately 90.01% (90% plus one share) of the total voting shares (equity interests) of Robeco Group N.V. (“Robeco”), the ultimate holding company of the Robeco Group. The Robeco Group consists of the following regulated entities:

Robeco Institutional Asset Management B.V. (“RIAM”), a subsidiary of Robeco, is authorized and regulated by The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten (“AFM”)) and The Dutch Central Bank (De Nederlandsche Bank (“DNB”)) in the Netherlands, inter alia, to offer certain investment services. RIAM has branches and representative offices worldwide, including in China, Dubai, Germany, Korea, Spain and the United Kingdom, each of which either benefits from RIAM’s European passport or is subject to local regulatory supervision.

Transtrend B.V., a subsidiary of Robeco that offers asset management and commodity trading advisory services, is authorized and regulated by AFM and DNB, and is also registered with the National Futures Association in the United States (“NFA”) and regulated by the NFA and the Commodity Futures Trading Commission in the United States (“CFTC”).

Harbor Capital Advisors, Inc., Robeco Investment Management, Inc., RobecoSAM US, Inc. and Robeco Institutional Asset Management US, Inc. are registered with and regulated by the SEC to provide investment advisory services in the United States. Robeco Securities L.L.C. and Harbor Funds Distributors Inc. are investment advisors (broker-dealers) registered with the SEC and members of the FINRA.

RobecoSAM AG, a subsidiary of Robeco, is authorized and regulated by the Swiss Financial Market Supervisory Authority (“FINMA”).

Robeco Luxembourg S.A., a subsidiary of Robeco, is authorized and regulated by the Commission de Surveillance du Secteur Financier in Luxembourg (“CSSF”).

Robeco Hong Kong Ltd. (“RHK”), a subsidiary of Robeco, is licensed by the Securities & Futures Commission of Hong Kong (“SFC”) to offer asset management and investment advisory services. RHK has a branch in Australia which has been approved by the Australian Securities and Investments Commission (“ASIC”).

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

Market Environment

While the world economy is now on the course of recovery, thanks to solid economic growth in the United States and other countries, protracted low growth rate of European economies, economic deterioration of resource exporting countries due to the sharp decline of oil prices, and downward revision of China’s economic growth rate target are continuing to create uneven economic landscapes among different economies.

In Japan, as the trend of weakening yen stabilizes, we are seeing companies improve their revenues, adopt business plans that incorporate more active capital expenditures, and raise base salaries of employees.

Results Overview

Net Income Attributable to ORIX Corporation Shareholders for fiscal 2015 increased 25% to ¥234,948 million compared to fiscal 2014, primarily due to a significant increase in profits from the Retail and Overseas Business segments, and to robust performance by the Maintenance Leasing and Corporate Financial Services segments.

The main factors underlying our performance in fiscal 2015 are outlined below.

The Corporate Financial Services segment’s profits increased due to increases in sales of goods and services income.

The Maintenance Leasing segment’s profits increased primarily due to an increase in revenues from operating leases.

The Real Estate segment’s profits decreased due to decreases in rental revenues and sales of real estate.

The Investment and Operation segment’s profits decreased due to revaluation gain recognized from consolidation of DAIKYO during fiscal 2014.

The Retail segment’s profits increased due to a bargain purchase gain resulting from the acquisition of HLIKK and a gain on sale of shares of Monex Group Inc.

The Overseas Business segment’s profits increased due to an increase in services income and a gain on sale of partial shares of STX Energy Co., Ltd. (presently GS E&R Corp., hereinafter, “STX Energy”).

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

ASC 820 differentiates between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). We measure mainly loans held for sale, trading securities, available-for-sale securities, other securities, derivatives, reinsurance recoverables in other assets, contingent consideration in accounts payable and variable annuity and variable life insurance contracts in policy liabilities and policy account balances at fair value on a recurring basis. Certain subsidiaries measure certain loans held for sale, certain equity securities in available-for-sale securities, certain fund investments in other securities, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis as they elected the fair value option under ASC 825 (“Financial Instruments”).

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2015:

	March 31, 2015
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Millions of yen)
Financial Assets:
Loans held for sale	¥15,361	¥0	¥15,361	¥0
Trading securities	1,190,131	50,902	1,139,229	0
Available-for-sale securities	1,356,840	130,519	1,129,270	97,051
Other securities	8,723	0	0	8,723
Derivative assets	25,123	6	13,247	11,870
Other assets	36,038	0	0	36,038

Total	¥2,632,216	¥181,427	¥2,297,107	¥153,682

Financial Liabilities:
Derivative liabilities	¥29,619	¥762	¥28,857	¥0
Accounts Payable	5,533	0	0	5,533
Policy Liabilities and Policy Account Balances	1,254,483	0	0	1,254,483

Total	¥1,289,635	¥762	¥28,857	¥1,260,016

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.

As of March 31, 2015, financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) and the percentages of total assets were as follows:

	March 31, 2015
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)
	(Millions of yen, except percentage data)
Level 3 Assets:
Available-for-sale securities	¥97,051	1
Specified bonds issued by SPEs in Japan	7,280	0
CMBS and RMBS in the Americas	22,658	0
Other asset-backed securities	64,252	1
Other debt securities	2,000	0
Equity securities	861	0

Other securities	8,723	0
Investment funds	8,723	0

Derivative assets	11,870	0
Options held/written and other	11,870	0

Other assets	36,038	0
Reinsurance recoverables	36,038	0

Total Level 3 financial assets	¥153,682	1

Total assets	¥11,443,628	100

As of March 31, 2015, the amount of financial assets classified as Level 3 was ¥153,682 million, among financial assets and liabilities (net) that we measured at fair value on a recurring basis. Level 3 assets represent 1% of our total assets.

Available-for-sale securities classified as Level 3 are mainly specified bonds issued by special purpose entities (“SPEs”) in Japan, CMBS and RMBS in the Americas, and other asset-backed securities. Specified bonds issued by SPEs classified as Level 3 available-for-sale securities were ¥7,280 million as of March 31, 2015, which is 8% of total Level 3 available-for-sale securities. CMBS and RMBS in the Americas and other asset-backed securities classified as Level 3 available-for-sale securities were ¥22,658 million and ¥64,252 million as of March 31, 2015, which are 23% and 66% of total Level 3 available-for-sale securities, respectively. We classified the specified bonds as Level 3 because we measure their fair value using unobservable inputs. Since the specified bonds have not been traded in an open market, no relevant observable market data is available. Accordingly, to measure their fair value we use a discounted cash flow model that incorporates significant unobservable inputs as further discussed below.

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

With respect to the CMBS and RMBS in the Americas, we determined that due to the lack of observable trades for older vintage and below investment grade securities we continue to limit the reliance on independent pricing service vendors and brokers. As a result, we established internally developed pricing models (Level 3 inputs) using valuation techniques such as discounted cash flow methodologies in order to estimate fair value of these securities and classified them as Level 3. Under the models, we use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas.

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

For available-for-sale securities, we generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, we charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on the issuer’s specific economic conditions and not just general declines in the relevant market and where it is considered unlikely that the fair value of the equity security will recover within six months.

For debt securities, where the fair value is less than the amortized cost, we consider whether those securities are other-than-temporarily impaired using all available information about their collectability. We do not consider a debt security to be other-than-temporarily impaired if (1) we do not intend to sell the debt security, (2) it is not more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, we consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When we deem a debt security to be other-than-temporarily impaired, we recognize the entire difference between the amortized cost and the fair value of the debt securities in earnings if we intend to sell the debt security or it is more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if we do not intend to sell the debt security and it is not more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, we separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

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

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS THAT HAVE INDEFINITE USEFUL LIVES

We test for impairment of goodwill and any intangible assets that have indefinite useful lives at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events or changes occur.

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

The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. The second step of the goodwill impairment test compares implied fair value of the goodwill with the carrying value of that goodwill. If the carrying value of the goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner used to determine the amount of goodwill recognized in a business combination.

Impairment of intangible assets that have indefinite useful lives is determined using a quantitative impairment test. Before a quantitative impairment test, we may make a qualitative assessment to determine whether it is more likely than not that the intangible asset is impaired. If we conclude that it is not more likely than not that the fair value of an intangible asset is less than its carrying amount, we do not perform the quantitative impairment test for that intangible asset. However, if we conclude that it is more likely than not that the fair value of an intangible asset is less than its carrying amount or if we cannot make any conclusion, we perform the quantitative impairment test. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The fair value of a reporting unit under the first step and the second step is determined by estimating the outcome of future events and assumptions made by management. Similarly, estimates and assumptions are used in determining the fair value of any intangible asset that have indefinite useful lives. When necessary, we refer to an evaluation by a third party in determining the fair value of a reporting unit; however, such determinations are often made by using discounted cash flows analyses performed by us. This approach uses numerous estimates and assumptions, including projected future cash flows of a reporting unit, discount rates reflecting the inherent risk and growth rate. If actual cash flows or any items which affect a fair value are less favorable than those projected by management due to economic conditions or our own risk in the reporting unit, we may charge additional losses to income.

The accounting estimates relating to impairment of goodwill and any intangible assets that have indefinite useful lives could affect all segments.

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

INSURANCE POLICY LIABILITIES AND DEFERRED POLICY ACQUISITION COSTS

Certain ORIX subsidiaries write life insurance policies to customers. Liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities and reserves necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. Our life insurance subsidiaries continually evaluate the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and use the results of these evaluations to adjust recorded liabilities as well as underwriting criteria and product offerings. If actual assumption data, such as mortality, morbidity, lapse rates, investment returns and other factors, do not properly reflect future policyholder benefits, we may establish a premium deficiency reserve.

The insurance contracts sold by one of the life insurance subsidiaries consist of variable annuity, variable life and fixed annuity insurance contracts. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts in accordance with ASC 825 (“Financial Instruments”) and changes in the fair value are recognized in life insurance costs.

The subsidiary provides minimum guarantees to its variable annuity and variable life policyholders where it is exposed to the risk of compensating losses incurred by the policyholders to the extent required by the contracts. To avoid the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to the reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the accumulation of account deposits plus interest based on expected rate and fair value adjustments relating to the acquisition of a subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions in excess of recurring policy maintenance costs and expenses for underwriting policies. Periodically, deferred policy acquisition costs are reviewed to determine whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality, morbidity, expense margins and surrender charges, which we use to calculate these assumptions, do not properly reflect future profitability, additional amortization may be required.

The accounting estimates relating to insurance policy liabilities and deferred policy acquisition costs affect our Retail segment.

ASSESSING HEDGE EFFECTIVENESS AND MEASURING INEFFECTIVENESS

We use foreign currency swap agreements, interest rate swap agreements and foreign exchange contracts for hedging purposes and apply fair value hedge, cash flow hedge or net investment hedge accounting to measure and account for subsequent changes in their fair value.

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

The accounting estimates used to assess hedge effectiveness and measure ineffectiveness could affect our primarily Overseas Business segment.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2015 would decrease or increase, respectively, by approximately ¥2,029 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2015 would decrease by approximately ¥1,698 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2015 would increase by approximately ¥2,919 million.

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

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2015.

FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY

We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate holdings is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2015, as well as the fair value as of the end of fiscal 2015.

Year ended March 31, 2015
Carrying amount(1)
Balance at April 1, 2014	Change amount	Balance at March 31, 2015	Fair value at March 31, 2015(2)
(Millions of yen)
¥732,639	¥(159,462)	¥573,177	¥628,110

(1)	Carrying amounts are stated as cost less accumulated depreciation.
(2)

Fair value is obtained either from appraisal reports by external qualified appraisers, reports by internal appraisal department in accordance with “Real estate appraisal standards,” or by other reasonable internal calculation utilizing similar methods.

Revenue and expense for investment and rental property for fiscal 2015 consisted of the following:

Year ended March 31, 2015
Revenue(1)	Expense(2)	Operating income	Income from discontinued operations(3)	Net
(Millions of yen)
¥84,672	¥83,418	¥1,254	¥22	¥1,276

(1)

Revenue consists of revenue from leases and gains on sales of real estate under operating leases. Revenue from leases is composed of real estate-related revenues from “Operating leases” and “Life insurance premiums and related investment income.”

(2)

Expense consists of costs related to the above revenue such as depreciation expense, repair cost, insurance cost, tax and duty which are included in “Costs of operating leases,” and “Write-downs of long-lived assets.”

(3)	Income from discontinued operations is income such as the results of operations of subsidiaries, which were classified as held for sale at March 31, 2014.

RESULTS OF OPERATIONS

GUIDE TO OUR CONSOLIDATED STATEMENT OF INCOME

The following discussion and analysis provide information that management believes to be relevant to an understanding of our consolidated financial condition and results of operations. This discussion should be read in conjunction with our consolidated financial statements, including the notes thereto, included in this annual report. See “Item 18. Financial Statements.”

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

Furthermore, we also expanded our business by adding securities-related operations, aimed at generating capital gains. Thereafter, we established and acquired a number of subsidiaries and affiliates in Japan and overseas to expand our operations into businesses, such as banking, life insurance, real estate and asset management. The Investment and Operation Headquarters selectively invests in companies and actively seeks to fulfill the needs of companies involved in or considering M&A activity, including, among other things, management buyouts, privatization or carve-outs of subsidiaries or business units and business succession.

The diversified nature of our operations is reflected in our presentation of operating results through the categorization of our revenues and expenses to align with operating activities. We categorize our revenues into finance revenues, gains on investment securities and dividends, operating leases, life insurance premiums and related investment income, sales of goods and real estate and services income, and these revenues are summarized into a subtotal of “Total revenues” consisting of our “Operating Income” on the consolidated statements of income.

The following is an additional explanation of certain account captions on our consolidated statements of income to supplement the discussion above:

Finance revenues include primarily direct financing leases, interest on loans and interest on investment securities because we believe that capital we deploy is fungible and, whether used to provide financing in the form of loans and leases or through investment in debt securities, the decision to deploy the capital is a banking-type operation that shares the common objective of managing earning assets to generate a positive spread over our cost of borrowings.

Securities investment activities originated by the Company were extended to certain group companies, including our subsidiaries operating in the Americas. As a result, gains on investment securities and dividends have grown and become one of our major revenue sources.

Services income consist of revenues derived from our various operations which are considered a part of our recurring operating activities, such as asset management and servicing, real estate management and contract work, facilities management related business, commissions for advisory services, automobile related business, and environment and energy related business.

Similar to our revenues, we categorize our expenses based on our diversified operating activities. “Total expenses” includes mainly interest expense, costs of operating leases, life insurance costs, costs of goods and real estate sold, services expense and selling, general and administrative expenses.

“Services expense” is directly associated with the sales and revenues separately reported within services income. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating Income.” We similarly view the provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2015 Compared to Year Ended March 31, 2014” and “Year Ended March 31, 2014 Compared to Year Ended March 31, 2013.”

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

YEAR ENDED MARCH 31, 2015 COMPARED TO YEAR ENDED MARCH 31, 2014

Performance Summary

Financial Results

		Year ended March 31,		Change
		2014	2015	Amount	Percent (%)
		(Millions of yen, except ratios, per Share data and percentages)
	Total revenues	¥1,375,292	¥2,174,283	¥798,991	58
	Total expenses	1,172,244	1,917,454	745,210	64
	Income before Income Taxes and Discontinued Operations	286,339	344,017	57,678	20
	Net Income Attributable to ORIX Corporation Shareholders	187,364	234,948	47,584	25
Earnings per Share	(Basic)	147.75	179.47	31.72	21
	(Diluted)	143.20	179.21	36.01	25
	ROE(1)	10.5	11.5	1.0	—
	ROA(2)	2.14	2.29	0.15	—

(1)	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
(2)	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.

Total revenues for fiscal 2015 increased 58% to ¥2,174,283 million compared to ¥1,375,292 million during fiscal 2014. Life insurance premiums and related investment income increased as a result of the recognition of investment income from underlying investments related to variable annuity and variable life insurance contracts in connection with the consolidation of HLIKK, which we acquired on July 1, 2014. In addition, services income increased due to contributions from DAIKYO, which became a consolidated subsidiary on February 27, 2014, from Robeco, which was acquired on July 1, 2013, and from other newly consolidated subsidiaries acquired, as well as expansion of our environment and energy-related business. Sales of goods and real estate increased primarily due to contributions from newly acquired and consolidated subsidiaries and DAIKYO.

Total expenses for fiscal 2015 increased 64% to ¥1,917,454 million compared to ¥1,172,244 million during fiscal 2014. In line with the abovementioned revenue increases, life insurance costs, services expense, and costs of goods and real estate sold also increased. Selling, general and administrative expenses also increased due in part to an increase in the number of consolidated subsidiaries and strong performance of fee business in the Americas.

Meanwhile, HLIKK consolidation resulted in a bargain purchase gain in fiscal 2015 in an amount representing the excess of fair value of the net assets acquired over the fair value of the consideration transferred.

As a result of the foregoing, income before income taxes and discontinued operations for fiscal 2015 increased 20% to ¥344,017 million compared to ¥286,339 million during fiscal 2014, and net income attributable to ORIX Corporation shareholders during fiscal 2015 increased 25% to ¥234,948 million compared to ¥187,364 million during fiscal 2014.

Starting from fiscal 2015 we made changes to line items presented in the consolidated balance sheets, the consolidated statements of income, and the consolidated statements of cash flows. These changes aim to reflect fairly the changing revenues structure of ORIX Group, namely the increasing proportion of revenues from non-finance businesses, which has resulted from continued diversification of our business activities and also an increase in the number of subsidiaries acquired and consolidated in recent years. For instance, in the consolidated statements of income, revenues from transactions previously classified under “other operating revenues” and “revenues from asset management and servicing” have been reclassified into “services income,” a new line item that reflects actual business transactions more accurately. In the consolidated balance sheets, while there are no major changes, “other operating assets” has been changed to “property under facility operations.” The consolidated financial statements in fiscal 2014 have been adjusted retrospectively to reflect these changes. For details of the changes made to the consolidated financial statements, refer to Note 1 of “Item 18. Financial Statements.”

Since its acquisition on February 27, 2014, the Company had been consolidating DAIKYO on a lag basis. In order to reflect DAIKYO’s financial position and results of operations and cash flows in the Company’s consolidated financial statements in a concurrent manner, the Company eliminated the lag period and has aligned DAIKYO’s fiscal year end with the Company’s fiscal year end of March 31 during fiscal 2015. Because the elimination of a lag period represents a change in accounting principle, the Company retrospectively adjusted the consolidated financial statements of fiscal 2014.

Balance Sheet data

	As of March 31,				Change
	2014		2015		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets	¥9,066,961		¥11,443,628		¥2,376,667		26
(Segment assets)	7,267,798		9,170,249		1,902,451		26
Total Liabilities	6,917,419		9,058,656		2,141,237		31
(Long- and short-term debt)	4,160,999		4,417,730		256,731		6
(Deposits)	1,206,413		1,287,380		80,967		7
ORIX Corporation Shareholders’ Equity	1,919,346		2,152,198		232,852		12
ORIX Corporation Shareholders’ Equity per share	1,465.77		1,644.60		178.83		12
ORIX Corporation Shareholders’ Equity ratio(1)	21.2%		18.8%		(2.4)%		—
Adjusted ORIX Corporation Shareholders’ equity ratio(2)	21.8%		19.3%		(2.5)%		—
D/E ratio (Debt-to-equity ratio) (Long- and short-term debt (excluding deposits) / ORIX Corporation Shareholders’ equity)	2.2	x	2.1	x	(0.1	)x	—
Adjusted D/E ratio(2)	2.0	x	1.9	x	(0.1	)x	—

(1)	ORIX Corporation Shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s equity to total assets.
(2)

Adjusted ORIX Corporation Shareholders’ equity ratio and Adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis that excludes the effect of consolidating certain VIEs on our assets or liabilities and reverses the cumulative effect on our retained earnings of such consolidation, which resulted from applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010. For a discussion of these and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, please see “Non-GAAP Financial Measures” in this Item 5.

Total assets as of March 31, 2015 increased 26% to ¥11,443,628 million compared to ¥9,066,961 million on March 31, 2014. Investment in securities and other assets increased primarily in conjunction with the acquisition of HLIKK. In addition, installment loans increased primarily in the Americas. Meanwhile, investment in operating leases decreased due to sales of rental properties and aircraft. Segment assets increased 26% compared to March 31, 2014, to ¥9,170,249 million.

We manage the balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environments. As a result, short-term debt decreased, and long-term debt and deposits increased compared to fiscal 2014. In addition, policy liabilities and policy account balances for variable annuity and variable life insurance contracts increased in connection with the consolidation of HLIKK.

ORIX Corporation Shareholders’ Equity as of March 31, 2015 increased 12% to ¥2,152,198 million compared to March 31, 2014, primarily due to an increase in retained earnings.

Details of Operating Results

The following is a discussion of certain items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information, including on a segment by segment basis.

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

Financial information about our operating segments reported below is separately available to, and evaluated regularly by, management in deciding how to allocate resources and in assessing performance. We evaluate the performance of these segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Historically, when presenting operating results of segments, revenues from inter-segment transactions have not been included in the revenues of each segment. However, due to the increasing number of inter-segment transactions, we decided to include revenues from inter-segment transactions into the revenues of each segment starting from fiscal 2015. As a result of this change, segment revenues for fiscal 2014 have been adjusted accordingly. Nevertheless, the impact of this change on segment revenues was insignificant in amount for all periods presented.

In addition, during fiscal 2015, the closing date of the accounting period of DAIKYO, which is included in Investment and Operation segment has been changed in order to eliminate a lag period that previously existed between DAIKYO and ORIX. Based on this change, the financial statements for fiscal 2014 have been adjusted retrospectively.

For a description of the business activities of our segments, see “Item 4. Information on the Company— Business Segments.” See Note 32 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues(1):
Corporate Financial Services	¥78,825	¥85,502	¥6,677	8
Maintenance Leasing	251,328	263,499	12,171	5
Real Estate	203,382	182,321	(21,061)	(10)
Investment and Operation	236,879	666,120	429,241	181
Retail	211,612	425,977	214,365	101
Overseas Business	412,157	561,893	149,736	36

Segment Total	1,394,183	2,185,312	791,129	57

Difference between Segment Total and Consolidated Amounts	(18,891)	(11,029)	7,862	—

Consolidated Amounts	¥1,375,292	¥2,174,283	¥798,991	58

(1)	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits(1):
Corporate Financial Services	¥24,874	¥25,519	¥645	3
Maintenance Leasing	37,062	40,366	3,304	9
Real Estate	17,956	3,484	(14,472)	(81)
Investment and Operation	95,786	42,414	(53,372)	(56)
Retail	49,871	120,616	70,745	142
Overseas Business	69,688	104,143	34,455	49

Segment Total	295,237	336,542	41,305	14

Difference between Segment Total and Consolidated Amounts	(8,898)	7,475	16,373	—

Consolidated Amounts	¥286,339	¥344,017	¥57,678	20

(1)

Segment profit is calculated based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥992,078	¥1,132,468	¥140,390	14
Maintenance Leasing	622,009	662,851	40,842	7
Real Estate	962,404	835,386	(127,018)	(13)
Investment and Operation	552,183	660,014	107,831	20
Retail	2,166,986	3,700,635	1,533,649	71
Overseas Business	1,972,138	2,178,895	206,757	10

Segment Total	7,267,798	9,170,249	1,902,451	26

Difference between Segment Total and Consolidated Amounts	1,799,163	2,273,379	474,216	26

Consolidated Amounts	¥9,066,961	¥11,443,628	¥2,376,667	26

Corporate Financial Services Segment

This segment is involved in lending, leasing and fee business.

In Japan, despite the negative impact on consumer spending and housing investment from the consumption tax hike that went into effect in April 2014, capital expenditures are expected to increase due to continued improvement in corporate revenues. We are also seeing an increase in lending by financial institutions to SMEs in addition to large corporations, while the competition in the lending business continues to intensify.

Segment revenues increased 8% to ¥85,502 million compared to ¥78,825 million during fiscal 2014 due to an increase in sales of goods and services income resulting primarily from revenue contribution from Yayoi, which we acquired on December 22, 2014, and robust fee business including solar panel and life insurance sales to domestic SMEs, offsetting a decrease in finance revenues in line with the decreased average installment loan balances.

Segment expenses increased compared to fiscal 2014, but overall, segment profits increased 3% to ¥25,519 million during fiscal 2015 compared to ¥24,874 million during fiscal 2014.

Segment assets increased 14% to ¥1,132,468 million as of March 31, 2015 compared to March 31, 2014 due primarily to the inclusion of goodwill and other intangible assets recorded following the consolidation of Yayoi, offsetting a decrease in installment loans.

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥37,235	¥35,624	¥(1,611)	(4)
Operating leases	25,627	24,473	(1,154)	(5)
Services income	14,858	21,997	7,139	48
Sales of goods and real estate, and other	1,105	3,408	2,303	208

Total Segment Revenues	78,825	85,502	6,677	8

Interest expense	8,594	8,627	33	0
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(822)	1,252	2,074	—
Other than the above	46,814	50,691	3,877	8

Total Segment Expenses	54,586	60,570	5,984	11

Segment Operating Income	24,239	24,932	693	3

Equity in Net income (Loss) of Affiliates, and others	635	587	(48)	(8)

Segment Profits	¥24,874	¥25,519	¥645	3

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥450,295	¥461,704	¥11,409	3
Installment loans	470,684	461,277	(9,407)	(2)
Investment in operating leases	26,184	30,329	4,145	16
Investment in securities	21,337	45,415	24,078	113
Property under facility operations	2,524	5,930	3,406	135
Inventories	667	55	(612)	(92)
Advances for investment in operating leases	41	202	161	393
Investment in affiliates	18,909	20,875	1,966	10
Advances for property under facility operations	40	772	732	—
Goodwill and other intangible assets acquired in business combinations	1,397	105,909	104,512	—

Total Segment Assets	¥992,078	¥1,132,468	¥140,390	14

Maintenance Leasing Segment

This segment consists of automobile leasing and rentals, car sharing and test and measurement instruments and IT-related equipment rentals and leasing.

The Japanese automobile leasing industry has been experiencing steady recovery in the number of new auto leases in line with Japan’s gradual economic recovery, despite the temporary negative impact of the consumption tax hike that went into effect in April 2014.

Segment revenues increased 5% to ¥263,499 million during fiscal 2015 from ¥251,328 million during fiscal 2014 due primarily to an increase in operating leases revenues and finance revenues resulting from the steady expansion of assets in the automobile-related business, and an increase in services income derived from value-added services.

Meanwhile segment expenses increased due primarily to an increase in the costs of operating leases which was in line with revenues growth. As a result of the foregoing, segment profits increased 9% to ¥40,366 million during fiscal 2015 compared to ¥37,062 million during fiscal 2014.

Segment assets increased 7% to ¥662,851 million as of March 31, 2015 compared to March 31, 2014 due primarily to steady increases in investment in operating leases and investment in direct financing leases.

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥9,472	¥11,103	¥1,631	17
Operating leases	177,103	185,699	8,596	5
Services income	60,275	62,535	2,260	4
Sales of goods and real estate, and other	4,478	4,162	(316)	(7)

Total Segment Revenues	251,328	263,499	12,171	5

Interest expense	3,687	3,690	3	0
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,654	374	(1,280)	(77)
Other than the above	208,982	218,982	10,000	5

Total Segment Expenses	214,323	223,046	8,723	4

Segment Operating Income	37,005	40,453	3,448	9

Equity in Net income (Loss) of Affiliates, and others	57	(87)	(144)	—

Segment Profits	¥37,062	¥40,366	¥3,304	9

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥149,965	¥184,907	¥34,942	23
Investment in operating leases	467,983	473,035	5,052	1
Investment in securities	892	1,130	238	27
Property under facility operations	443	576	133	30
Inventories	340	463	123	36
Advances for investment in operating leases	383	241	(142)	(37)
Investment in affiliates	1,718	2,074	356	21
Goodwill and other intangible assets acquired in business combinations	285	425	140	49

Total Segment Assets	¥622,009	¥662,851	¥40,842	7

Real Estate Segment

This segment consists of real estate development, rental and financing, facility operation, REIT asset management, and real estate investment advisory services.

Office rents and vacancy rates in the Japanese office building market are continuing to show signs of improvement. J-REIT and foreign investors are becoming more active in property acquisitions, and we are also seeing increased sales of large-scale real estate and rising sales prices due to increased competition among buyers. Furthermore, with increasing number of tourists from abroad, we are seeing improvement in the occupancy rate and average daily rate of hotels and Japanese inns. In the condominium market, we are seeing signs of weakening sales of new condominium units following the consumption tax hike that went into effect in April 2014.

Segment revenues decreased 10% to ¥182,321 million in fiscal 2015 compared to ¥203,382 million in fiscal 2014 due primarily to decrease in rental revenues, which are included in operating leases revenues and finance revenues. The revenue decrease is in line with the decreased asset balance and decrease in sales of real estate due to fewer condominiums sold. On the other hand, gains on sales of real estate under operating leases, which are included in operating leases revenues, and services income both increased. The increase in services income was due primarily to solid performance by the facility operation business and increased fees from asset management.

Segment expenses remained at almost the same level compared to fiscal 2014 with a decrease in the cost of real estate sold offset by an increase in write-downs of long-lived assets.

As a result of the foregoing, segment profits decreased 81% to ¥3,484 million during fiscal 2015 compared to ¥17,956 million during fiscal 2014.

Segment assets decreased 13% to ¥835,386 million as of March 31, 2015 compared to March 31, 2014 due primarily to a decrease in investment in operating leases which resulted from sales of rental properties.

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥6,132	¥4,057	¥(2,075)	(34)
Operating leases	66,624	63,765	(2,859)	(4)
Services income	101,836	104,115	2,279	2
Sales of goods and real estate, and other	28,790	10,384	(18,406)	(64)

Total Segment Revenues	203,382	182,321	(21,061)	(10)

Interest expense	9,018	6,968	(2,050)	(23)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	21,819	29,714	7,895	36
Other than the above	159,483	151,385	(8,098)	(5)

Total Segment Expenses	190,320	188,067	(2,253)	(1)

Segment Operating Income	13,062	(5,746)	(18,808)	—

Equity in Net income (Loss) of Affiliates, and others	4,894	9,230	4,336	89

Segment Profits	¥17,956	¥3,484	¥(14,472)	(81)

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥17,541	¥22,277	¥4,736	27
Installment loans	42,757	22,811	(19,946)	(47)
Investment in operating leases	527,065	423,825	(103,240)	(20)
Investment in securities	25,074	21,718	(3,356)	(13)
Property under facility operations	166,646	172,207	5,561	3
Inventories	19,418	12,484	(6,934)	(36)
Advances for investment in operating leases	61,575	44,666	(16,909)	(27)
Investment in affiliates	62,504	91,275	28,771	46
Advances for property under facility operations	18,732	12,055	(6,677)	(36)
Goodwill and other intangible assets acquired in business combinations	21,092	12,068	(9,024)	(43)

Total Segment Assets	¥962,404	¥835,386	¥(127,018)	(13)

Investment and Operation Segment

This segment consists of environment and energy-related business, principal investment, and loan servicing (asset recovery).

In the Japanese environment and energy-related business, even though the government is reassessing the feed-in tariff program for renewable energy, the significance of renewable energy in the mid-long term is on the rise, with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital markets, the fiscal year ended March 31, 2015 marked the fifth consecutive year of increase in the number of initial public offerings. This favorable capital markets environment has continued into fiscal 2015.

Segment revenues increased 181% to ¥666,120 million during fiscal 2015 compared to ¥236,879 million during fiscal 2014 due to increases in services income and sales of goods and real estate contributed by newly acquired subsidiaries, environment and energy-related business, and consolidation of DAIKYO.

Segment expenses also increased compared to fiscal 2014 due to increase in expenses in connection with newly acquired subsidiaries, DAIKYO, and the environment and energy-related business.

Meanwhile, because we recognized a valuation gain in connection with DAIKYO becoming a consolidated subsidiary from an equity method affiliate during fiscal 2014, segment profits decreased 56% to ¥42,414 million during fiscal 2015 from ¥95,786 million during fiscal 2014.

Segment assets increased 20% to ¥660,014 million as of March 31, 2015 compared to March 31, 2014 due primarily to an increase in property under facility operations contributed by the newly acquired subsidiaries and environment and energy-related business, and an increase in inventories of DAIKYO, which offset a decrease in installment loans in the loan servicing business.

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥18,350	¥15,650	¥(2,700)	(15)
Gains on investment securities and dividends	9,732	9,309	(423)	(4)
Sales of goods and real estate	120,596	371,402	250,806	208
Services income	86,062	260,360	174,298	203
Operating leases, and other	2,139	9,399	7,260	339

Total Segment Revenues	236,879	666,120	429,241	181

Interest expense	4,077	3,609	(468)	(11)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	4,402	1,297	(3,105)	(71)
Other than the above	200,428	627,411	426,983	213

Total Segment Expenses	208,907	632,317	423,410	203

Segment Operating Income	27,972	33,803	5,831	21

Equity in Net income (Loss) of Affiliates, and others	67,814	8,611	(59,203)	(87)

Segment Profits	¥95,786	¥42,414	¥(53,372)	(56)

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥14,702	¥15,092	¥390	3
Installment loans	118,848	93,196	(25,652)	(22)
Investment in operating leases	16,811	23,388	6,577	39
Investment in securities	95,072	112,896	17,824	19
Property under facility operations	53,589	90,895	37,306	70
Inventories	81,661	116,549	34,888	43
Advances for investment in operating leases	378	16	(362)	(96)
Investment in affiliates	59,759	51,108	(8,651)	(14)
Advances for property under facility operations	4,693	30,861	26,168	558
Goodwill and other intangible assets acquired in business combinations	106,670	126,013	19,343	18

Total Segment Assets	¥552,183	¥660,014	¥107,831	20

Retail Segment

This segment consists of life insurance, banking and card loan businesses.

Although the life insurance business is being affected by macroeconomic factors such as domestic population decline, we are seeing increasing numbers of companies developing new products in response to the rising demand for medical insurance. In the consumer finance sector, loan demand is increasing due to improved consumer confidence resulting from Japan’s economic recovery, and consumer finance providers are enhancing their marketing activities accordingly.

Segment revenues increased 101% to ¥425,977 million during fiscal 2015 compared to ¥211,612 million during fiscal 2014 due to recognition of a gain on sale of shares of Monex Group Inc. and an increase in revenues resulting from the acquisition of HLIKK on July 1, 2014. In addition, an increase in finance revenues in the banking business and an increase in revenues driven by growth in the number of policies in force in the life insurance business also contributed to higher segment revenues.

Segment expenses increased compared to fiscal 2014 due primarily to an increase in insurance related expenses in connection with the consolidation of HLIKK, in addition to an increase in selling, general, and administrative expenses.

In addition to the foregoing, with a bargain purchase gain resulting from the acquisition of HLIKK, segment profits increased 142% to ¥120,616 million compared to ¥49,871 million during fiscal 2014.

Segment assets increased 71% to ¥3,700,635 million compared to March 31, 2014 as a result of an increase in investment in securities being held by HLIKK, in addition to an increase in assets in the banking business.

HLIKK has discontinued selling insurance products since June 2009. ORIX Life Insurance plans to merge with HLIKK on July 1, 2015.

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥50,406	¥52,510	¥2,104	4
Life insurance premiums and related investment income	155,822	352,537	196,715	126
Gains on investment securities and dividends, and other	5,384	20,930	15,546	289

Total Segment Revenues	211,612	425,977	214,365	101

Interest expense	5,593	5,669	76	1
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	3,485	3,975	490	14
Other than the above	156,582	332,432	175,850	112

Total Segment Expenses	165,660	342,076	176,416	106

Segment Operating Income	45,952	83,901	37,949	83

Bargain Purchase Gain, and others	3,919	36,715	32,796	837

Segment Profits	¥49,871	¥120,616	¥70,745	142

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥4,679	¥2,740	¥(1,939)	(41)
Installment loans	1,276,837	1,376,710	99,873	8
Investment in operating leases	76,873	50,587	(26,286)	(34)
Investment in securities	776,091	2,246,912	1,470,821	190
Investment in affiliates	10,971	3,785	(7,186)	(65)
Goodwill and other intangible assets acquired in business combinations	21,535	19,901	(1,634)	(8)

Total Segment Assets	¥2,166,986	¥3,700,635	¥1,533,649	71

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations.

While the world economy is now on the course of recovery, thanks to solid economic growth in the Americas and other countries, protracted low growth rate of European economies, economic deterioration of resource exporting countries due to the sharp decline of oil prices, and downward revision of China’s economic growth rate target are continuing to create uneven economic landscapes among different economies.

Segment revenues increased 36% to ¥561,893 million during fiscal 2015 compared to ¥412,157 million during fiscal 2014 due primarily to an increase in services income resulting from greater fee revenues contributed by business operations in the United States and by the asset management business of Robeco, which we acquired on July 1, 2013.

Segment expenses increased compared to fiscal 2014 due primarily to an increase in expenses from asset management business of Robeco, in addition to an increase in selling, general, and administrative expenses.

In addition to the foregoing, we recognized a gain on partial sale of shares of STX Energy, which as a result of the sale changed from a consolidated subsidiary to an equity method affiliate. Segment profits increased 49% to ¥104,143 million compared to ¥69,688 million during fiscal 2014.

Segment assets increased 10% to ¥2,178,895 million compared to March 31, 2014 due primarily to increases in installment loans and investment in securities in the Americas offsetting a decrease in property under facility operations due to sale of partial shares of STX Energy.

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥57,328	¥63,259	¥5,931	10
Gains on investment securities and dividends	15,813	30,466	14,653	93
Operating leases	76,591	82,113	5,522	7
Services income	228,827	321,527	92,700	41
Sales of goods and real estate, and other	33,598	64,528	30,930	92

Total Segment Revenues	412,157	561,893	149,736	36

Interest expense	28,087	29,989	1,902	7
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	13,132	19,921	6,789	52
Other than the above	296,640	413,180	116,540	39

Total Segment Expenses	337,859	463,090	125,231	37

Segment Operating Income	74,298	98,803	24,505	33

Equity in Net income (Loss) of Affiliates, and others	(4,610)	5,340	9,950	—

Segment Profits	¥69,688	¥104,143	¥34,455	49

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥332,635	¥386,567	¥53,932	16
Installment loans	246,845	344,108	97,263	39
Investment in operating leases	263,978	278,665	14,687	6
Investment in securities	323,288	404,322	81,034	25
Property under facility operations	89,570	26,867	(62,703)	(70)
Inventories	3,888	35,925	32,037	824
Advances for investment in operating leases	17,541	4,434	(13,107)	(75)
Investment in affiliates	143,454	209,027	65,573	46
Advances for property under facility operations	27,066	0	(27,066)	(100)
Goodwill and other intangible assets acquired in business combinations	523,873	488,980	(34,893)	(7)

Total Segment Assets	¥1,972,138	¥2,178,895	¥206,757	10

Revenues, New Business Volumes and Investments

Finance revenues

	For the year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥191,700	¥186,883	¥(4,817)	(3)

Finance revenues decreased 3% from fiscal 2014 to ¥186,883 million for fiscal 2015 primarily due to a decrease in the average balance of installment loans of VIEs in the Americas.

Direct financing leases

	As of and for the year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Direct financing leases:
New equipment acquisitions	¥560,665	¥595,351	¥34,686	6
Japan	366,177	376,249	10,072	3
Overseas	194,488	219,102	24,614	13
Investment in direct financing leases	1,094,073	1,216,454	122,381	11

The balance of direct financing leases increased in fiscal 2015 compared to fiscal 2014 primarily due to an increase in new equipment acquisitions overseas, particularly in Asia.

New equipment acquisitions related to direct financing leases increased 6% to ¥595,351 million compared to fiscal 2014. New equipment acquisitions for operations in Japan increased 3% in fiscal 2015, and new equipment acquisition for overseas operations increased 13% in fiscal 2015 compared to fiscal 2014.

Investment in direct financing leases as of March 31, 2015 increased 11% to ¥1,216,454 million compared to March 31, 2014 due to the effect of yen depreciation and the increases in new equipment described above.

As of March 31, 2015, no single lessee represented more than 2% of our total portfolio of direct financing leases. As of March 31, 2015, 68% of our direct financing leases were to lessees in Japan, while 32% were to overseas lessees. Approximately 8% of our direct financing leases were to lessees in Malaysia and approximately 5% of our direct financing leases were to lessees in Indonesia. No other overseas country represented more than 5% of our total portfolio of direct financing leases.

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Transportation equipment	¥386,913	¥432,313	¥45,400	12
Industrial equipment	199,731	245,032	45,301	23
Electronics	151,885	158,289	6,404	4
Information-related and office equipment	95,719	103,580	7,861	8
Commercial services equipment	70,781	67,805	(2,976)	(4)
Other	189,044	209,435	20,391	11

Total	¥1,094,073	¥1,216,454	¥122,381	11

Installment loans

	As of and for the year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans(1):
New loans added	¥1,034,726	¥1,110,054	¥75,328	7
Japan	813,327	843,149	29,822	4
Overseas	221,399	266,905	45,506	21
Installment loans	2,315,555	2,478,054	162,499	7

(1)

The balance of installment loans related to our life insurance operations are included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New loans added increased 7% to ¥1,110,054 million compared to fiscal 2014. In Japan, new loans added increased 4% to ¥843,149 million in fiscal 2015 as compared to fiscal 2014 due to an increase in housing loans in Japan, and overseas, new loans added increased 21% to ¥266,905 million compared to fiscal 2014 due to increased lending activity in the Americas and Asia.

The balance of installment loans as of March 31, 2015 increased 7% to ¥2,478,054 million compared to March 31, 2014 due to the effect of yen depreciation and increased lending activity in the Americas and Asia.

The following table sets forth the balance of our installment loans to borrowers in Japan and overseas as of March 31, 2014 and 2015, further categorized by the type of borrower (i.e., consumer or corporate) for borrowers in Japan. As of March 31, 2015, ¥13,933 million, or 1%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥973,439	¥1,048,216	¥74,777	8
Card loans	228,868	243,225	14,357	6
Other	24,875	22,866	(2,009)	(8)

Subtotal	1,227,182	1,314,307	87,125	7

Corporate borrowers in Japan
Real estate companies	228,062	227,568	(494)	(0)
Non-recourse loans	72,625	41,535	(31,090)	(43)
Commercial, industrial and other companies	409,846	401,718	(8,128)	(2)

Subtotal	710,533	670,821	(39,712)	(6)

Overseas
Non-recourse loans	101,579	83,233	(18,346)	(18)
Commercial, industrial companies and other	222,920	367,401	144,481	65

Subtotal	324,499	450,634	126,135	39

Purchased loans(1)	53,341	42,292	(11,049)	(21)

Total	¥2,315,555	¥2,478,054	¥162,499	7

(1)

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

As of March 31, 2015, ¥271,966 million, or 11%, of all installment loans were outstanding to real estate companies in Japan and overseas. Of this amount, ¥21,107 million, or 0.9% of all installment loans, were loans individually evaluated for impairment. We recognized an allowance of ¥5,099 million on these impaired loans. As of March 31, 2015, we had installment loans outstanding in the amount of ¥106,173 million, or 4% of all installment loans, to companies in the entertainment industry. Of this amount, ¥4,472 million, or 0.2% of all installment loans, were loans individually evaluated for impairment. We recognized an allowance of ¥1,429 million on these impaired loans.

The balance of loans to consumer borrowers in Japan as of March 31, 2015 increased 7% to ¥1,314,307 million compared to the balance as of March 31, 2014. The balance of loans to corporate borrowers in Japan as of March 31, 2015 decreased 6%, to ¥670,821 million, compared to the balance as of March 31, 2014, primarily due to a decrease in the balance of non-recourse loans. The balance of loans overseas, excluding purchased loans, as of March 31, 2015 increased 39%, to ¥450,634 million, compared to the balance as of March 31, 2014, primarily due to increased lending activity in the Americas.

Asset quality

Direct financing leases

	As of March 31,
	2014	2015
	(Millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥13,887	¥15,373
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	1.27%	1.26%
Provision as a percentage of average balance of investment in direct financing leases(1)	0.35%	0.27%
Allowance for direct financing leases	¥15,384	¥15,204
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	1.41%	1.25%
The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases	0.42%	0.33%

(1)	Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due direct financing leases increased ¥1,486 million to ¥15,373 million compared to March 31, 2014. As a result, the ratio of 90+ days past-due direct financing leases decreased 0.01% from March 31, 2014 to 1.26%.

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases provides a reasonable indication that our allowance for doubtful receivables was appropriate as of March 31, 2015 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•

all lease contracts are secured by collateral consisting of the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the collateral.

Loans not individually evaluated for impairment

	As of March 31,
	2014	2015
	(Millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥6,149	¥6,635
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.28%	0.28%
Provision as a percentage of average balance of installment loans not individually evaluated for impairment(1)	0.10%	0.36%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥20,257	¥22,743
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.93%	0.96%
The ratio of charge-offs as a percentage of the average balance of loans not individually evaluated for impairment	0.24%	0.29%

(1)	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated for impairment that are not individually significant and accordingly are evaluated for impairment as a homogeneous group increased 8% to ¥6,635 million as of March 31, 2015 compared to March 31, 2014.

The table below sets forth the outstanding balances of loans not individually evaluated for impairment by region and type of borrower.

	As of March 31,
	2014	2015
	(Millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥4,148	¥3,877
Card loans	720	824
Other	1,218	1,913

Subtotal	6,086	6,614

Overseas
Housing loans	63	21

Total	¥6,149	¥6,635

We make allowance for housing loans, card loans and other loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate. We determine the allowance for our other items on the basis of past loss experience, general economic conditions and the current portfolio composition.

Loans individually evaluated for impairment

	As of March 31,
	2014	2015
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥135,824	¥101,034
Effect of the application of the accounting standards for the consolidation of VIEs(1)	15,776	11,877
Impaired loans requiring an allowance	110,775	82,630
Effect of the application of the accounting standards for the consolidation of VIEs(1)	12,718	11,877
Allowance for loans individually evaluated for impairment(2)	49,155	34,379
Effect of the application of the accounting standards for the consolidation of VIEs(1)	6,827	6,930

(1)	These are the ending balances as of the dates indicated attributable to VIEs requiring consolidation under the accounting standards for consolidation of VIEs under ASU 2009-16 and ASU 2009-17.
(2)

The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥7,839 million in fiscal 2014 and ¥258 million in fiscal 2015, and charge-off of impaired loans was ¥18,296 million in fiscal 2014 and ¥15,346 million in fiscal 2015. New provision for probable loan losses decreased ¥7,581 million compared to fiscal 2014 due to a decrease in the amount of non-performing loans. Charge-off of impaired loans decreased ¥2,950 million compared to fiscal 2014.

The table below sets forth the outstanding balance of impaired loans by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment.

	As of March 31,
	2014	2015
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan
Housing loans	¥7,312	¥5,354
Card loans	2,950	3,741
Other	1,529	2,895

Subtotal	11,791	11,990

Corporate borrowers in Japan
Real estate companies	28,869	15,951
Non-recourse loans	7,868	5,285
Commercial, industrial and other companies	35,810	23,475

Subtotal	72,547	44,711

Overseas
Non-recourse loans	17,034	16,747
Commercial, industrial companies and other	11,377	12,370

Subtotal	28,411	29,117

Purchased loans	23,075	15,216

Total	¥135,824	¥101,034

Provision for doubtful receivables and probable loan losses

We recognize provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥104,264	¥84,796	¥(19,468)	(19)
Direct financing leases	15,830	15,384	(446)	(3)
Loans not individually evaluated for impairment	23,283	20,257	(3,026)	(13)
Loans individually evaluated for impairment	65,151	49,155	(15,996)	(25)
Provision	13,838	11,631	(2,207)	(16)
Direct financing leases	3,651	3,145	(506)	(14)
Loans not individually evaluated for impairment	2,348	8,228	5,880	250
Loans individually evaluated for impairment	7,839	258	(7,581)	(97)
Charge-offs (net)	(28,116)	(25,793)	2,323	(8)
Direct financing leases	(4,351)	(3,774)	577	(13)
Loans not individually evaluated for impairment	(5,469)	(6,673)	(1,204)	22
Loans individually evaluated for impairment	(18,296)	(15,346)	2,950	(16)
Other(1)	(5,190)	1,692	6,882	—
Direct financing leases	254	449	195	77
Loans not individually evaluated for impairment	95	931	836	880
Loans individually evaluated for impairment	(5,539)	312	5,851	—
Ending balance	84,796	72,326	(12,470)	(15)
Direct financing leases	15,384	15,204	(180)	(1)
Loans not individually evaluated for impairment	20,257	22,743	2,486	12
Loans individually evaluated for impairment	49,155	34,379	(14,776)	(30)

(1)	Other mainly includes foreign currency translation adjustments and others.

Investment in Securities

	As of and for the year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities(1):
New securities added	¥930,526	¥1,030,426	¥99,900	11
Japan	855,100	899,144	44,044	5
Overseas	75,426	131,282	55,856	74
Investment in securities	1,214,452	2,846,257	1,631,805	134

(1)

The balance of investment in securities related to our life insurance operations are included in investment in securities in the consolidated balance sheets. Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New securities added increased 11% to ¥1,030,426 million in fiscal 2015 compared to fiscal 2014. New securities added in Japan increased 5% in fiscal 2015 compared to fiscal 2014 primarily due to an increase in investments in municipal bonds and corporate debt securities. New securities added overseas increased 74% in fiscal 2015 compared to fiscal 2014 primarily due to an increase in investments in CMBS and RMBS in the Americas.

The balance of our investment in securities as of March 31, 2015 increased 134% to ¥2,846,257 million compared to March 31, 2014.

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥16,079	¥1,190,131	¥1,174,052	—
Available-for-sale securities	881,493	1,356,840	475,347	54
Held-to-maturity securities	96,731	115,599	18,868	20
Other securities	220,149	183,687	(36,462)	(17)

Total	¥1,214,452	¥2,846,257	¥1,631,805	134

Investments in trading securities increased to ¥1,190,131 million in March 31, 2015 compared to March 31, 2014 primarily due to the consolidation of HLIKK. Investments in available-for-sale securities increased 54% to ¥1,356,840 million in March 31, 2015 compared to March 31, 2014 primarily due to increased balances of municipal bonds and corporate debt securities. Held-to-maturity securities increased mainly as a result of our life insurance business’s investment in Japanese government bonds. Other securities decreased 17% to ¥183,687 million in March 31, 2015 compared to March 31, 2014 mainly due to sale of non-marketable equity securities.

For further information on investment in securities, see Note 9 of “Item 18. Financial Statements.”

Gains on investment securities and dividends

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities(1)	¥19,412	¥50,617	¥31,205	161
Dividends income, other(1)	7,769	5,778	(1,991)	(26)

Total	¥27,181	¥56,395	¥29,214	107

(1)	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.

Gains on investment securities and dividends increased 107% to ¥56,395 million in fiscal 2015 compared to fiscal 2014 due to increase net gains on investment securities. Net gains on investment securities increased 161% to ¥50,617 million in fiscal 2015 compared to fiscal 2014 primarily due to the gain on the sale of shares in Monex Group Inc., recorded in fiscal 2015. Dividend income, other decreased 26% to ¥5,778 million in fiscal 2015 compared to fiscal 2014.

As of March 31, 2015, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥76,643 million, compared to ¥62,522 million as of March 31, 2014. As of March 31, 2015, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥2,815 million, compared to ¥2,466 million as of March 31, 2014.

Operating leases

	As of and for the year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥330,606	¥363,095	¥32,489	10
Costs of operating leases	216,568	238,157	21,589	10
New equipment acquisitions	326,329	313,996	(12,333)	(4)
Japan	223,952	210,703	(13,249)	(6)
Overseas	102,377	103,293	916	1
Investment in operating leases	1,379,741	1,296,220	(83,521)	(6)

Revenues from operating leases in fiscal 2015 increased 10% to ¥363,095 million compared to fiscal 2014 mainly due to an increase in revenue from automobile operations and rental operations such as measuring and information-related equipment in Japan and other Asian markets, and the contribution of revenues by the consolidation of DAIKYO. In fiscal 2014 and 2015, gains from the disposition of operating lease assets that were included in operating lease revenues, were ¥23,692 million and ¥34,425 million, respectively.

Costs of operating leases increased 10% to ¥238,157 million in fiscal 2015 compared to fiscal 2014 mainly due to an increase in depreciation expenses resulting from a year on year increase in the average balance of investment in transportation equipment operating leases and the consolidation of DAIKYO.

New equipment acquisitions related to operating leases decreased 4% to ¥313,996 million in fiscal 2015 compared to fiscal 2014 mainly due to a decrease in purchases of measuring and information-related equipment in Japan.

Investment in operating leases as of March 31, 2015 decreased 6% to ¥1,296,220 million compared to March 31, 2014 due to continuous sales of large amounts of real estate.

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥605,064	¥644,840	¥39,776	7
Measuring and information-related equipment	96,914	95,652	(1,262)	(1)
Real estate	653,422	528,159	(125,263)	(19)
Other	4,053	6,055	2,002	49
Accrued rental receivables	20,288	21,514	1,226	6

Total	¥1,379,741	¥1,296,220	¥(83,521)	(6)

Investment in operating leases as of March 31, 2015 decreased 6% compared to March 31, 2014, mainly due to the effect of sales of large amounts of real estate, despite an increase in investment in automobile operations and the effect of yen depreciation. Investment in transportation equipment operating leases as of March 31, 2015 increased 7% compared to March 31, 2014 mainly due to an increase in new equipment acquisitions in Japan and other Asian markets. Investment in real estate operating leases as of March 31, 2015 decreased 19% compared to March 31, 2014, mainly due to continuous sales of real estate in Japan.

Life insurance

We reflect all income and losses (other than provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans, real estate under operating leases and other investments held in connection with life insurance operations as life insurance premiums and related investment income in our consolidated statements of income.

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥145,464	¥186,547	¥41,083	28
Life insurance-related investment income	9,942	164,946	155,004	—

Total	¥155,406	¥351,493	¥196,087	126

Life insurance costs	¥108,343	¥271,948	¥163,605	151

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net income on investment securities	¥6,421	¥184,681	¥178,260	—
Gains (losses) recognized in income on derivative	0	(28,227)	(28,227)	—
Interest on loans, income on real estate under operating leases, and others	3,521	8,492	4,971	141

Total	¥9,942	¥164,946	¥155,004	—

Life insurance premiums and related investment income increased 126% to ¥351,493 million in fiscal 2015 compared to fiscal 2014.

Life insurance premiums increased 28% to ¥186,547 million in fiscal 2015 compared to fiscal 2014 due to an increase in the number of policies in force and the consolidation of HLIKK.

With respect to life insurance-related investment income, net income on investment securities increased due to the consolidation of investment assets for variable annuity and variable life insurance contracts managed by HLIKK. On the other hand, losses recognized in income on derivative were recorded due to economic hedging a portion of the minimum guarantee risk relating to these variable annuity and variable life insurance contracts. As a result, life insurance-related investment income increased to ¥164,946 million in fiscal 2015 compared to fiscal 2014.

Life insurance costs increased 151% to ¥271,948 million in fiscal 2015 compared to fiscal 2014 due to the consolidation of HLIKK along with the increase in life insurance-related investment income described above.

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investments by life insurance operations:
Trading securities	¥0	¥1,165,347	¥1,165,347	—
Available-for-sale debt securities	363,108	617,094	253,986	70
Available-for-sale equity securities	7,612	12,232	4,620	61
Held-to-maturity securities	95,304	115,160	19,856	21
Other securities	6	6	0	0

Total investment in securities	466,030	1,909,839	1,443,809	310

Installment loans, real estate under operating leases and other investments	116,175	68,139	(48,036)	(41)

Total	¥582,205	¥1,977,978	¥1,395,773	240

Investment in securities as of March 31, 2015 increased 310% to ¥1,909,839 million compared to March 31, 2014 as a result of increases in trading securities and available-for-sale debt securities due to the consolidation of HLIKK.

Installment loans, real estate under operating leases and other investments as of March 31, 2015 decreased 41% to ¥68,139 million compared to March 31, 2014 as a result of sales of real estate under operating leases and increased principal collected on installment loans.

Sales of goods and real estate

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Sales of goods and real estate:
Sales of goods and real estate	¥179,884	¥450,869	¥270,985	151
Costs of goods and real estate sold	162,989	402,021	239,032	147
Inventories	¥106,031	¥165,540	¥59,509	56

Sales of goods and real estate increased 151% to ¥450,869 million compared to fiscal 2014 due to contributions from newly acquired subsidiaries and an increase in the number of condominium units delivered in Japan by consolidation of DAIKYO.

Costs of goods and real estate sold increased 147% to ¥402,021 million compared to fiscal 2014 due to contributions from newly acquired subsidiaries and an increase in the number of condominium units delivered as described above, despite a decrease in write-downs recorded on some projects under development. We recorded ¥5,650 million and ¥5,241 million of write-downs for fiscal 2014 and 2015, respectively. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.

Inventories as of March 31, 2015 increased 56% to ¥165,540 million compared to March 31, 2014.

Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations:
Services income	¥490,515	¥765,548	¥275,033	56
Services expense	260,278	425,676	165,398	64
New assets added	50,455	148,071	97,616	193
Japan	41,792	147,348	105,556	253
Overseas	8,663	723	(7,940)	(92)
Property under Facility Operations	295,863	278,100	(17,763)	(6)

Services income increased 56% to ¥765,548 million compared to fiscal 2014 due to solid contributions from the newly acquired subsidiaries, the environment and energy-related business, consolidation of DAIKYO and fee revenues contributed by business operations in the Americas and by the asset management business of Robeco.

Services expense increased 64% to ¥425,676 million compared to fiscal 2014 resulting from the recognition of expenses from the newly acquired subsidiaries, the environment and energy-related business, consolidation of DAIKYO and the recognition of fee expenses from the asset management business of Robeco, along with the increase in services income.

New assets added for other operating transactions include property under facility operations and real estate for sale, such as residential condominiums. New assets added for other operating transactions were up 193% to ¥148,071 million in fiscal 2015 as compared to fiscal 2014 due to purchases of electric power facilities and our consolidation of DAIKYO.

Property under facility operations as of March 31, 2015 decreased 6% to ¥278,100 million compared to March 31, 2014 due to deconsolidation of STX Energy, which changed from a consolidated subsidiary to an equity method affiliate as a result of partial sale of shares.

Expenses

Interest expense

Interest expense decreased 12% to ¥72,647 million in fiscal 2015 compared to fiscal 2014. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2015 increased 6% to ¥5,705,110 million in fiscal 2015 compared to March 31, 2014.

The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, decreased to 0.8% in fiscal 2015, compared to 0.9% in fiscal 2014. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, decreased to 2.9% in fiscal 2015, compared to 3.4% in fiscal 2014. For more information regarding our interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our outstanding debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”

Other (income) and expense, net

Other (income) and expense, net included a net income of ¥21,001 million during fiscal 2014 and a net expense of ¥23,674 million during fiscal 2015. Foreign currency transaction losses included in other (income) and expense, net increased to ¥6,129 million in fiscal 2015 as compared to ¥747 million in fiscal 2014. We recognized impairment losses on goodwill included in other (income) and expense, net in the amount of ¥9,845 million due to reduction in the estimated future cash flow in fiscal 2015 compared to no impairment losses on goodwill during fiscal 2014. For further information on our goodwill, see Note 13 of “Item 18. Financial Statements.”

Selling, general and administrative expenses

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥198,290	¥265,159	¥66,869	34
Selling expenses	44,731	62,997	18,266	41
Administrative expenses	70,306	94,949	24,643	35
Depreciation of office facilities	3,524	4,711	1,187	34

Total	¥316,851	¥427,816	¥110,965	35

Employee salaries and other personnel expenses accounted for 62% of selling, general and administrative expenses in fiscal 2015, and the remaining portion consists of other expenses, such as rent for office space, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2015 increased 35% year on year mainly due to an increase in the number of consolidated subsidiaries and strong performance of fee business in the Americas.

Write-downs of long-lived assets

As a result of impairment reviews we performed in fiscal 2015 for long-lived assets in Japan and overseas, such as golf courses, office buildings, commercial facilities other than office buildings, condominiums, and land undeveloped or under construction, write-downs of long-lived assets increased 30% to ¥34,887 million in fiscal 2015 compared to fiscal 2014. These write-downs are reflected as write-downs of long-lived assets. These write-downs consist of impairment losses of ¥13,977 million on nine office buildings, ¥3,832 million on three commercial facilities other than office buildings, ¥621 million on one condominium, ¥3,383 million on eight parcels of lands undeveloped or under construction, and ¥13,074 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-downs of other long-lived assets in fiscal 2015 includes write-downs of ¥7,737 million of four golf courses.

For a breakdown of long-lived assets by segment, see Note 32 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs of securities in fiscal 2015 mainly resulted from non-marketable equity securities. In fiscal 2015, write-downs of securities increased 13% from ¥7,989 million in fiscal 2014 to ¥8,997 million in fiscal 2015. For information regarding the impairment of investments in securities, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates” and Note 9 of “Item 18. Financial Statements.”

Equity in net income of affiliates

Equity in net income of affiliates increased in fiscal 2015 to ¥30,531 million compared to ¥18,368 million in fiscal 2014 mainly due to contributions from real estate joint ventures in Japan.

For discussion of investment in affiliates, see Note 12 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation losses, net

Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased to ¥20,575 million in fiscal 2015 as compared to ¥64,923 million in fiscal 2014 due to gain of ¥58,435 million in earnings recorded in fiscal 2014 from the remeasurement to fair value of the previously held equity interest as a result of our consolidation of DAIKYO.

Provision for income taxes

Provision for income taxes in fiscal 2015 was ¥89,057 million, compared to ¥98,553 million in fiscal 2014. The decrease of ¥9,496 million was primarily due to effect of the new Japanese tax law.

For discussion of income taxes and the details of the new Japanese tax law, see Note 16 in “Item 18. Financial Statements.”

Discontinued operations

Discontinued operations, net of applicable tax effect, was ¥297 million in fiscal 2015.

For discussion of discontinued operations, see Note 25 of “Item 18. Financial Statements.”

Net income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. In fiscal 2015, net income attributable to the noncontrolling interests was ¥15,339 million.

Net income attributable to the redeemable noncontrolling interests

Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. In fiscal 2015, net income attributable to the redeemable noncontrolling interests increased 21% year on year to ¥4,970 million.

YEAR ENDED MARCH 31, 2014 COMPARED TO YEAR ENDED MARCH 31, 2013

Performance Summary

Financial Results

		Year ended March 31,		Change
		2013	2014	Amount	Percent (%)
		(Millions of yen, except ratios, per share data and percentages)
	Total revenues	¥1,052,477	¥1,375,292	¥322,815	31
	Total expenses	901,624	1,172,244	270,620	30
	Income before Income Taxes and Discontinued Operations	172,572	286,339	113,767	66
	Net Income Attributable to ORIX Corporation Shareholders	111,909	187,364	75,455	67
Earnings per share	(Basic)	102.87	147.75	44.88	44
	(Diluted)	87.37	143.20	55.83	64
	ROE(1)	7.4	10.5	3.1	—
	ROA(2)	1.33	2.14	0.81	—

(1)	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
(2)	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balance.

Total revenues for fiscal 2014 increased 31% to ¥1,375,292 million compared to ¥1,052,477 million during fiscal 2013. Compared to fiscal 2013, services income increased due to the consolidation of Robeco, an asset management company we acquired on July 1, 2013, and growth in the environment and energy-related business. In addition, sales of goods and real estate increased mainly due to revenue contribution from companies acquired during fiscal 2013, and operating lease revenues increased due to growth in auto leasing in Japan and aircraft leasing overseas. On the other hand, finance revenues decreased compared to fiscal 2013 due to a decrease in average balance of installment loans of VIEs in the Americas.

Total expenses for fiscal 2014 increased 30% to ¥1,172,244 million compared to ¥901,624 million during fiscal 2013. Services expense increased due to our acquisition of Robeco on July 1, 2013; costs of goods and real estate sold and costs of operating leases increased in line with an increase in revenues; and selling, general and administrative expenses increased mainly due to corporate acquisitions during fiscal 2014. Meanwhile, interest expense decreased due to a decrease in the average balance of borrowings outstanding, and write-downs of securities decreased mainly due to a decrease in write-downs recorded for non-marketable securities compared to fiscal 2013.

Compared to fiscal 2013, equity in net income of affiliates increased in fiscal 2014 mainly due to an increase in profits from domestic real-estate joint ventures, and a net increase in gains on sales of subsidiaries and affiliates and liquidation losses due to gains of ¥58,435 million associated with the consolidation of DAIKYO on February 27, 2014.

As a result of the foregoing, income before income taxes and discontinued operations during fiscal 2014 increased 66% to ¥286,339 million compared to ¥172,572 million during fiscal 2013, and net income attributable to ORIX Corporation shareholders during fiscal 2014 increased 67% to ¥187,364 million compared to ¥111,909 million during fiscal 2013.

Starting from fiscal 2015 we made changes to line items presented in the consolidated balance sheets, the consolidated statements of income, and the consolidated statements of cash flows. These changes aim to reflect fairly the changing revenues structure of ORIX Group, namely the increasing proportion of revenues from non-finance businesses, which has resulted from continued diversification of our business activities and also an increase in the number of subsidiaries acquired and consolidated in recent years. For instance, in the consolidated statements of income, revenues from transactions previously classified under “other operating revenues” and “revenues from asset management and servicing” have been reclassified into “services income,” a new line item that reflects actual business transactions more accurately. In the consolidated balance sheets, while there are no major changes, “other operating assets” has been changed to “property under facility operations.” The consolidated financial statements in fiscal 2013 and 2014 have been adjusted retrospectively to reflect these changes. For details of the changes made to the consolidated financial statements, refer to Note 1 of “Item 18. Financial Statements.”

Since its acquisition on February 27, 2014, the Company had been consolidating DAIKYO on a lag basis. In order to reflect DAIKYO’s financial position and results of operations and cash flows in the Company’s consolidated financial statements in a concurrent manner, the Company eliminated the lag period and has aligned DAIKYO’s fiscal year end with the Company’s fiscal year end of March 31 during fiscal 2015. Because the elimination of a lag period represents a change in accounting principle, the Company retrospectively adjusted the consolidated financial statements of fiscal 2014.

Balance Sheet data

	As of March 31,				Change
	2013		2014		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets(1)(2)	¥8,439,710		¥9,066,961		¥627,251		7
(Segment assets)	6,382,654		7,267,798		885,144		14
Total Liabilities(1)(2)	6,710,516		6,917,419		206,903		3
(Long- and short-term debt)	4,482,260		4,160,999		(321,261)		(7)
(Deposits)	1,078,587		1,206,413		127,826		12
ORIX Corporation Shareholders’ Equity	1,643,596		1,919,346		275,750		17
ORIX Corporation Shareholders’ Equity per share	1,345.63		1,465.77		120.14		9
ORIX Corporation Shareholders’ Equity ratio(3)	19.5%		21.2%		1.7%		—
Adjusted ORIX Corporation Shareholders’ equity ratio(4)	21.4%		21.8%		0.4%		—
D/E ratio (Debt-to-equity ratio) (Long- and short-term debt (excluding deposits) / ORIX Corporation Shareholders’ equity)	2.7	x	2.2	x	(0.5	)x	—
Adjusted D/E ratio(4)	2.3	x	2.0	x	(0.3	)x	—

(1)	Certain line items presented in the consolidated balance sheets have been changed starting from fiscal 2015. The amounts in fiscal 2014 have been reclassified for this change.
(2)	Fiscal 2014 amounts have been adjusted for the retrospective elimination of a lag period that previously existed between DAIKYO and ORIX in fiscal 2015.
(3)	ORIX Corporation Shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s equity to total assets.
(4)

Adjusted ORIX Corporation Shareholders’ equity ratio and Adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis that excludes the effect of consolidating certain VIEs on our assets or liabilities and reverses the cumulative effect on our retained earnings of such consolidation, which resulted from applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010. For a discussion of these and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, please see “Non-GAAP Financial Measures” in this Item 5.

Total assets as of March 31, 2014 increased 7% to ¥9,066,961 million compared to ¥8,439,710 million on March 31, 2013. Investment in direct financing leases increased due to an increase of new transactions in Japan and other Asian markets. Investment in securities increased primarily due to an increase in purchase of government bond securities and municipal bond securities in Japan. Property under facility operations increased primarily due to the new acquisitions. In addition, inventories increased due to the consolidation of DAIKYO on February 27, 2014 and other assets increased primarily due to the recognition of goodwill and other intangible assets from the acquisition of Robeco on July 1, 2013 and DAIKYO on February 27, 2014. On the other hand, installment loans decreased as of March 31, 2014 due to an increase in collections. Segment assets increased 14% compared to March 31, 2013, to ¥7,267,798 million.

The balance of interest bearing liabilities is managed at an appropriate level taking into account the nature and mix of assets and the liquidity on-hand as well as the domestic and overseas financial environment. As a result, long-term and short-term debt decreased compared to March 31, 2013.

ORIX Corporation Shareholders’ Equity as of March 31, 2014 increased 17% compared to March 31, 2013 to ¥1,919,346 million due to a decrease in treasury stock at cost that was paid as part of the consideration for the Robeco acquisition, and an increase in common stock and additional paid-in capital as a result of the conversion of convertible bonds with stock acquisition rights and the exercise of rights on stock acquisition rights, in addition to an increase in retained earnings.

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

Historically, when presenting operating results of segments, revenues from inter-segment transactions have not been included in the revenues of each segment. However, due to the increasing number of inter-segment transactions, we decided to include revenues from inter-segment transactions into the revenues of each segment starting the fiscal 2015. As a result of this change, segment revenues for both fiscal 2013 and 2014 have been adjusted accordingly. Nevertheless, the impact of this change on segment revenues was insignificant in amount for all periods presented.

In addition, during fiscal 2015, the closing date of the accounting period of DAIKYO, which is grouped under Investment and Operation segment has been changed in order to eliminate a lag period that previously existed between DAIKYO and ORIX. Based on this change, the financial statements for fiscal 2014 have been adjusted retrospectively.

For a description of the business activities of our segments, see “Item 4. Information on the Company— Business Segments.” See Note 32 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues(1):
Corporate Financial Services	¥78,448	¥78,825	¥377	0
Maintenance Leasing	234,696	251,328	16,632	7
Real Estate	219,562	203,382	(16,180)	(7)
Investment and Operation	123,692	236,879	113,187	92
Retail	188,838	211,612	22,774	12
Overseas Business	203,519	412,157	208,638	103

Segment Total	1,048,755	1,394,183	345,428	33

Difference between Segment Total and Consolidated Amounts	3,722	(18,891)	(22,613)	—

Consolidated Amounts	¥1,052,477	¥1,375,292	¥322,815	31

(1)	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits(1):
Corporate Financial Services	¥25,932	¥24,874	¥(1,058)	(4)
Maintenance Leasing	34,913	37,062	2,149	6
Real Estate	5,582	17,956	12,374	222
Investment and Operation	34,937	95,786	60,849	174
Retail	43,209	49,871	6,662	15
Overseas Business	52,756	69,688	16,932	32

Segment Total	197,329	295,237	97,908	50

Difference between Segment Total and Consolidated Amounts	(24,757)	(8,898)	15,859	—

Consolidated Amounts	¥172,572	¥286,339	¥113,767	66

(1)

Segment profit is based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥943,295	¥992,078	¥48,783	5
Maintenance Leasing	549,300	622,009	72,709	13
Real Estate	1,133,170	962,404	(170,766)	(15)
Investment and Operation	444,315	552,183	107,868	24
Retail	1,994,140	2,166,986	172,846	9
Overseas Business	1,318,434	1,972,138	653,704	50

Segment Total	6,382,654	7,267,798	885,144	14

Difference between Segment Total and Consolidated Amounts	2,057,056	1,799,163	(257,893)	(13)

Consolidated Amounts	¥8,439,710	¥9,066,961	¥627,251	7

Corporate Financial Services Segment

This segment is involved in lending, leasing and fee business.

In Japan, despite concerns over the impact of the consumption tax hike that went into effect on April 1, 2014, we are seeing a steady increase in capital expenditures as corporate sentiment grew positive due to improvement in corporate revenues. We are also seeing an increase in lending by financial institutions to small and medium-sized enterprises (SMEs) in addition to large corporations, and going forward we anticipate an increase in capital expenditures by corporations taking advantage of the favorable financing environment.

Segment assets increased 5% compared to March 31, 2013, to ¥992,078 million as of March 31, 2014, due to an increase in investment in direct financing leases despite a decrease in installment loans.

Finance revenues decreased in line with a decrease in average balance of installment loans. On the other hand, operating leases revenues increased, and services income increased due to robust fee business including solar panel and life insurance sales to domestic SMEs. As a result, segment revenues remained relatively flat compared to fiscal 2013 at ¥78,825 million.

Meanwhile, because segment expenses increased compared to fiscal 2013, segment profits decreased 4% to ¥24,874 million compared to ¥25,932 million during fiscal 2013.

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥39,556	¥37,235	¥(2,321)	(6)
Operating leases	24,515	25,627	1,112	5
Services income	13,912	14,858	946	7
Sales of goods and real estate, and other	465	1,105	640	138

Total Segment Revenues	78,448	78,825	377	0

Interest expense	10,411	8,594	(1,817)	(17)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	413	(822)	(1,235)	—
Other than the above	42,702	46,814	4,112	10

Total Segment Expenses	53,526	54,586	1,060	2

Segment Operating Income	24,922	24,239	(683)	(3)

Equity in Net income (Loss) of Affiliates, and others	1,010	635	(375)	(37)

Segment Profits	¥25,932	¥24,874	¥(1,058)	(4)

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥366,838	¥450,295	¥83,457	23
Installment loans	508,595	470,684	(37,911)	(7)
Investment in operating leases	29,227	26,184	(3,043)	(10)
Investment in securities	18,400	21,337	2,937	16
Property under facility operations	578	2,524	1,946	337
Inventories	53	667	614	—
Advances for investment in operating leases	1,087	41	(1,046)	(96)
Investment in affiliates	18,020	18,909	889	5
Advances for property under facility operations	0	40	40	—
Goodwill and other intangible assets acquired in business combinations	497	1,397	900	181

Total Segment Assets	¥943,295	¥992,078	¥48,783	5

Maintenance Leasing Segment

This segment consists of automobile leasing and rentals, and car sharing and test and measurement instruments and IT-related equipment rentals and leasing.

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

Segment revenues increased 7% to ¥251,328 million compared to ¥234,696 million during fiscal 2013 due to an increase in operating leases revenues as a result of an increase in outstanding operating leases. On the other hand, segment expenses increased compared to fiscal 2013 due to an increase in the costs of operating leases in line with an increase in investment in operating leases.

As a result of the foregoing, segment profits increased 6% to ¥37,062 million compared to ¥34,913 million during fiscal 2013.

Segment assets increased 13% compared to March 31, 2013, to ¥622,009 million due to increases in investment in operating leases and investment in direct financing leases.

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥9,139	¥9,472	¥333	4
Operating leases	161,795	177,103	15,308	9
Services income	58,380	60,275	1,895	3
Sales of goods and real estate, and other	5,382	4,478	(904)	(17)

Total Segment Revenues	234,696	251,328	16,632	7

Interest expense	3,624	3,687	63	2
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(75)	1,654	1,729	—
Other than the above	196,367	208,982	12,615	6

Total Segment Expenses	199,916	214,323	14,407	7

Segment Operating Income	34,780	37,005	2,225	6

Equity in Net income (Loss) of Affiliates, and others	133	57	(76)	(57)

Segment Profits	¥34,913	¥37,062	¥2,149	6

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥126,699	¥149,965	¥23,266	18
Investment in operating leases	418,774	467,983	49,209	12
Investment in securities	860	892	32	4
Property under facility operations	281	443	162	58
Inventories	733	340	(393)	(54)
Advances for investment in operating leases	209	383	174	83
Investment in affiliates	1,459	1,718	259	18
Goodwill and other intangible assets acquired in business combinations	285	285	0	0

Total Segment Assets	¥549,300	¥622,009	¥72,709	13

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

Segment revenues decreased 7% to ¥203,382 million compared to ¥219,562 million during fiscal 2013 due to a decrease in sales of goods and real estate and other resulting from a decrease in the number of condominium units delivered, and a decrease in finance revenues due to a decrease in installment loans.

Segment expenses decreased compared to fiscal 2013 due to decreases in costs of goods and real estate sold and write-downs of securities despite increases in services expense and write-downs of long-lived assets.

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

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥11,334	¥6,132	¥(5,202)	(46)
Operating leases	69,405	66,624	(2,781)	(4)
Services income	94,927	101,836	6,909	7
Sales of goods and real estate, and other	43,896	28,790	(15,106)	(34)

Total Segment Revenues	219,562	203,382	(16,180)	(7)

Interest expense	12,834	9,018	(3,816)	(30)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	29,944	21,819	(8,125)	(27)
Other than the above	169,961	159,483	(10,478)	(6)

Total Segment Expenses	212,739	190,320	(22,419)	(11)

Segment Operating Income	6,823	13,062	6,239	91

Equity in Net income (Loss) of Affiliates, and others	(1,241)	4,894	6,135	—

Segment Profits	¥5,582	¥17,956	¥12,374	222

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥8,058	¥17,541	¥9,483	118
Installment loans	81,377	42,757	(38,620)	(47)
Investment in operating leases	592,017	527,065	(64,952)	(11)
Investment in securities	48,411	25,074	(23,337)	(48)
Property under facility operations	172,314	166,646	(5,668)	(3)
Inventories	35,005	19,418	(15,587)	(45)
Advances for investment in operating leases	85,573	61,575	(23,998)	(28)
Investment in affiliates	73,141	62,504	(10,637)	(15)
Advances for property under facility operations	15,914	18,732	2,818	18
Goodwill and other intangible assets acquired in business combinations	21,360	21,092	(268)	(1)

Total Segment Assets	¥1,133,170	¥962,404	¥(170,766)	(15)

Investment and Operation Segment

This segment consists of environment and energy-related business, principal investment, and loan servicing (asset recovery).

In the environment and energy-related business in Japan, there has been ongoing, active investment in the power generation business, such as megasolar projects. In addition, investment targets are expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital markets, there has been an increase in the number of initial public offerings for the fourth consecutive year for fiscal 2014 and a spate of initial public offerings is expected to follow. In addition, M&A activities are increasing on the back of recovery in corporate profitability.

Segment revenues increased 92% to ¥236,879 million compared to ¥123,692 million during fiscal 2013 due to increases in sales of goods and real estate and services income contributed by consolidated subsidiaries acquired during fiscal 2013, despite the absence of revenues from large collections in the loan servicing business that were recorded during fiscal 2013 and gains on sale of shares in Aozora Bank that were recorded during fiscal 2013.

Segment expenses increased compared to fiscal 2013 due to increases in expenses relating to our principal investment and environment and energy-related businesses in addition to an increase in expenses attributable to consolidated subsidiaries acquired during fiscal 2013.

In addition, due to gains of ¥58,435 million associated with the consolidation of DAIKYO on February 27, 2014, which was previously an equity method affiliate, segment profits increased 174% to ¥95,786 million compared to ¥34,937 million during fiscal 2013.

Segment assets increased 24% compared to March 31, 2013, to ¥552,183 million due to an increase in inventories, etc. as a result of the consolidation of DAIKYO on February 27, 2014, despite decreases in investment in securities and installment loans mainly in the loan servicing business.

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥23,927	¥18,350	¥(5,577)	(23)
Gains on investment securities and dividends	18,848	9,732	(9,116)	(48)
Sales of goods and real estate	36,329	120,596	84,267	232
Services income	43,100	86,062	42,962	100
Operating leases, and other	1,488	2,139	651	44

Total Segment Revenues	123,692	236,879	113,187	92

Interest expense	5,400	4,077	(1,323)	(25)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	12,045	4,402	(7,643)	(63)
Other than the above	78,599	200,428	121,829	155

Total Segment Expenses	96,044	208,907	112,863	118

Segment Operating Income	27,648	27,972	324	1

Equity in Net income (Loss) of Affiliates, and others	7,289	67,814	60,525	830

Segment Profits	¥34,937	¥95,786	¥60,849	174

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥12,671	¥14,702	¥2,031	16
Installment loans	157,591	118,848	(38,743)	(25)
Investment in operating leases	10,554	16,811	6,257	59
Investment in securities	128,235	95,072	(33,163)	(26)
Property under facility operations	38,128	53,589	15,461	41
Inventories	2,900	81,661	78,761	—
Advances for investment in operating leases	122	378	256	210
Investment in affiliates	65,713	59,759	(5,954)	(9)
Advances for property under facility operations	655	4,693	4,038	616
Goodwill and other intangible assets acquired in business combinations	27,746	106,670	78,924	284

Total Segment Assets	¥444,315	¥552,183	¥107,868	24

Retail Segment

This segment consists of life insurance, banking and card loan businesses.

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

Segment revenues increased 12% to ¥211,612 million compared to ¥188,838 million during fiscal 2013 due to an increase in finance revenues, an increase in insurance premium income as a result of growth in the number of policies in force in the life insurance business and an increase in insurance-related investment income.

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

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥45,841	¥50,406	¥4,565	10
Life insurance premiums and related investment income	139,526	155,822	16,296	12
Gains on investment securities and dividends, and other	3,471	5,384	1,913	55

Total Segment Revenues	188,838	211,612	22,774	12

Interest expense	6,901	5,593	(1,308)	(19)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	2,612	3,485	873	33
Other than the above	140,796	156,582	15,786	11

Total Segment Expenses	150,309	165,660	15,351	10

Segment Operating Income	38,529	45,952	7,423	19

Equity in Net income (Loss) of Affiliates, and others	4,680	3,919	(761)	(16)

Segment Profits	¥43,209	¥49,871	¥6,662	15

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥9,763	¥4,679	¥(5,084)	(52)
Installment loans	1,206,100	1,276,837	70,737	6
Investment in operating leases	93,248	76,873	(16,375)	(18)
Investment in securities	636,656	776,091	139,435	22
Investment in affiliates	25,205	10,971	(14,234)	(56)
Goodwill and other intangible assets acquired in business combinations	23,168	21,535	(1,633)	(7)

Total Segment Assets	¥1,994,140	¥2,166,986	¥172,846	9

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, asset management, and ship- and aircraft-related operations.

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

Segment revenues increased 103% to ¥412,157 million compared to ¥203,519 million during fiscal 2013 due to an increase in services income from the asset management business, resulting primarily from the acquisition of Robeco on July 1, 2013, and an increase in sales of goods and real estate and other as a result of consolidation of STX Energy.

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

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥55,022	¥57,328	¥2,306	4
Gains on investment securities and dividends	13,665	15,813	2,148	16
Operating leases	61,491	76,591	15,100	25
Services income	72,661	228,827	156,166	215
Sales of goods and real estate, and other	680	33,598	32,918	—

Total Segment Revenues	203,519	412,157	208,638	103

Interest expense	19,464	28,087	8,623	44
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	4,015	13,132	9,117	227
Other than the above	127,040	296,640	169,600	134

Total Segment Expenses	150,519	337,859	187,340	124

Segment Operating Income	53,000	74,298	21,298	40

Equity in Net income (Loss) of Affiliates, and others	(244)	(4,610)	(4,366)	—

Segment Profits	¥52,756	¥69,688	¥16,932	32

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥296,804	¥332,635	¥35,831	12
Installment loans	216,744	246,845	30,101	14
Investment in operating leases	244,287	263,978	19,691	8
Investment in securities	271,170	323,288	52,118	19
Property under facility operations	21,958	89,570	67,612	308
Inventories	2,746	3,888	1,142	42
Advances for investment in operating leases	14,772	17,541	2,769	19
Investment in affiliates	143,019	143,454	435	0
Advances for property under facility operations	0	27,066	27,066	—
Goodwill and other intangible assets acquired in business combinations	106,934	523,873	416,939	390

Total Segment Assets	¥1,318,434	¥1,972,138	¥653,704	50

Revenues, New Business Volumes and Investments

Finance revenues

	For the year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥213,706	¥191,700	¥(22,006)	(10)

Finance revenues decreased 10% from fiscal 2013 to ¥191,700 million for fiscal 2014 primarily due to a decrease in the average balance of installment loans of VIEs in the Americas.

Direct financing leases

	As of and for the year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Direct financing leases:
New equipment acquisitions	¥455,433	¥560,665	¥105,232	23
Japan	298,461	366,177	67,716	23
Overseas	156,972	194,488	37,516	24
Investment in direct financing leases	989,380	1,094,073	104,693	11

In Japan, the balance of direct financing leases increased primarily due to an increase in the volume of smaller leasing transactions. Overseas, the balance of direct financing leases increased in fiscal 2014 compared to fiscal 2013 primarily due to an increase in new equipment acquisitions overseas, particularly in Asia.

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

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Transportation equipment	¥351,340	¥386,913	¥35,573	10
Industrial equipment	172,318	199,731	27,413	16
Electronics	140,047	151,885	11,838	8
Information-related and office equipment	85,232	95,719	10,487	12
Commercial services equipment	67,122	70,781	3,659	5
Other equipment	173,321	189,044	15,723	9

Total	¥989,380	¥1,094,073	¥104,693	11

Installment loans

	As of and for the year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans(1):
New loans added	918,579	1,034,726	116,147	13
Japan	704,797	813,327	108,530	15
Overseas	213,782	221,399	7,617	4
Installment loans	2,691,171	2,315,555	(375,616)	(14)

(1)

The balance of installment loans related to our life insurance operations are included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

The balance of installment loans decreased as a result of collection of loans to real estate companies, collection of non-recourse loans and recovery of loans of VIEs.

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

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥912,651	¥973,439	¥60,788	7
Card loans	225,707	228,868	3,161	1
Other	26,967	24,875	(2,092)	(8)

Subtotal	1,165,325	1,227,182	61,857	5

Corporate borrowers in Japan
Real estate companies	245,465	228,062	(17,403)	(7)
Non-recourse loans	134,440	72,625	(61,815)	(46)
Commercial, industrial and other companies	442,146	409,846	(32,300)	(7)

Subtotal	822,051	710,533	(111,518)	(14)

Overseas
Non-recourse loans	434,517	101,579	(332,938)	(77)
Commercial, industrial companies and other	198,477	222,920	24,443	12

Subtotal	632,994	324,499	(308,495)	(49)

Purchased loans(1)	70,801	53,341	(17,460)	(25)

Total	¥2,691,171	¥2,315,555	¥(375,616)	(14)

(1)

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

As of March 31, 2014, ¥258,601 million, or 11%, of all installment loans were outstanding to real estate companies in Japan and overseas. Of this amount, ¥28,869 million, or 1.2% of all installment loans, were loans individually evaluated for impairment. We recognized an allowance of ¥8,911 million on these impaired loans. As of March 31, 2014, we had installment loans outstanding in the amount of ¥106,884 million, or 5% of all installment loans, to companies in the entertainment industry. Of this amount, ¥7,827 million, or 0.3% of all installment loans, were loans individually evaluated for impairment. We recognized an allowance of ¥1,801 million on these impaired loans.

The balance of loans to consumer borrowers in Japan as of March 31, 2014 increased 5% to ¥1,227,182 million compared to the balance as of March 31, 2013. The balance of loans to corporate borrowers in Japan as of March 31, 2014 decreased 14%, to ¥710,533 million, compared to the balance as of March 31, 2013, primarily due to a decrease in the balance of non-recourse loans. The balance of loans overseas, excluding purchased loans, as of March 31, 2014 decreased 49%, to ¥324,499 million, compared to the balance as of March 31, 2013, primarily due to a decrease in the balance of loans of VIEs in the Americas.

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

The balance of 90+ days past-due direct financing leases decreased ¥1,919 million to ¥13,887 million compared to March 31, 2013. As a result, the ratio of 90+ days past-due direct financing leases decreased 0.33% from March 31, 2013 to 1.27%.

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

	As of March 31,
	2013	2014
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan
Housing loans	¥8,494	¥7,312
Card loans	1,858	2,950
Other	504	1,529

Subtotal	10,856	11,791

Corporate borrowers in Japan
Real estate companies	47,126	28,869
Non-recourse loans	23,415	7,868
Commercial, industrial and other companies	50,680	35,810

Subtotal	121,221	72,547

Overseas
Non-recourse loans	37,635	17,034
Commercial, industrial companies and other	13,921	11,377

Subtotal	51,556	28,411

Purchased loans	29,107	23,075

Total	¥212,740	¥135,824

Provision for doubtful receivables and probable loan losses

We recognize provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of and for the year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥136,588	¥104,264	¥(32,324)	(24)
Direct financing leases	16,852	15,830	(1,022)	(6)
Loans not individually evaluated for impairment	28,329	23,283	(5,046)	(18)
Loans individually evaluated for impairment	91,407	65,151	(26,256)	(29)
Provision (Reversal)	10,016	13,838	3,822	38
Direct financing leases	2,423	3,651	1,228	51
Loans not individually evaluated for impairment	(3,055)	2,348	5,403	—
Loans individually evaluated for impairment	10,648	7,839	(2,809)	(26)
Charge-offs (net)	(43,188)	(28,116)	15,072	(35)
Direct financing leases	(4,046)	(4,351)	(305)	8
Loans not individually evaluated for impairment	(3,457)	(5,469)	(2,012)	58
Loans individually evaluated for impairment	(35,685)	(18,296)	17,389	(49)
Other(1)	848	(5,190)	(6,038)	—
Direct financing leases	601	254	(347)	(58)
Loans not individually evaluated for impairment	1,466	95	(1,371)	(94)
Loans individually evaluated for impairment	(1,219)	(5,539)	(4,320)	354
Ending balance	104,264	84,796	(19,468)	(19)
Direct financing leases	15,830	15,384	(446)	(3)
Loans not individually evaluated for impairment	23,283	20,257	(3,026)	(13)
Loans individually evaluated for impairment	65,151	49,155	(15,996)	(25)

(1)	Other mainly includes foreign currency translation adjustments and others.

Investment in Securities

	As of and for the year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities(1):
New securities added	¥758,292	¥930,526	¥172,234	23
Japan	718,864	855,100	136,236	19
Overseas	39,428	75,426	35,998	91
Investment in securities	1,093,668	1,214,452	120,784	11

(1)

The balance of investment in securities related to our life insurance operations are included in investment in securities in the consolidated balance sheets. Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New securities added increased 23% to ¥930,526 million in fiscal 2014 compared to fiscal 2013. New securities added in Japan increased 19% in fiscal 2014 compared to fiscal 2013 primarily due to an increase in investments in government bonds, municipal bonds and corporate debt securities. New securities added overseas increased 91% in fiscal 2014 compared to fiscal 2013 primarily due to an increase in investments in municipal bonds and CMBS and RMBS in the Americas.

The balance of our investment in securities as of March 31, 2014 increased 11% to ¥1,214,452 million compared to fiscal 2013.

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥33,041	¥16,079	¥(16,962)	(51)
Available-for-sale securities	757,299	881,493	124,194	16
Held-to-maturity securities	89,451	96,731	7,280	8
Other securities	213,877	220,149	6,272	3

Total	¥1,093,668	¥1,214,452	¥120,784	11

Investments in trading securities decreased 51% to ¥16,079 million as of March 31, 2014 compared to March 31, 2013 primarily due to sales of municipal bonds in the Americas. Investments in available-for-sale securities increased 16% to ¥881,493 million as of March 31, 2014 compared to March 31, 2013 primarily due to increased balances of government and municipal bonds while balances of debt securities such as specified bonds issued by SPEs in Japan decreased. Held-to-maturity securities increased mainly as a result of our life insurance business’s investment in Japanese government bonds. Other securities increased 3% to ¥220,149 million in fiscal 2014 compared to fiscal 2013 mainly due to increasing balances of fund investments in the Americas.

For further information on investment in securities, see Note 9 of “Item 18. Financial Statements.”

Gains on investment securities and dividends

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities(1)	¥28,805	¥19,412	¥(9,393)	(33)
Dividends income, other(1)	6,009	7,769	1,760	29

Total	¥34,814	¥27,181	¥(7,633)	(22)

(1)	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.

Gains on investment securities and dividends decreased 22% to ¥27,181 million in fiscal 2014 compared to fiscal 2013 due to a decrease in net gains on investment securities. Net gains on investment securities decreased 33% to ¥19,412 million in fiscal 2014 compared to fiscal 2013 primarily due to the gain on the sale of shares in Aozora Bank, Ltd., recorded in fiscal 2013. Dividend income, other increased 29% to ¥7,769 million in fiscal 2014 compared to fiscal 2013.

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

Operating leases

	As of and for the year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥302,145	¥330,606	¥28,461	9
Costs of operating leases	194,429	216,568	22,139	11
New equipment acquisitions	295,765	326,329	30,564	10
Japan	191,450	223,952	32,502	17
Overseas	104,315	102,377	(1,938)	(2)
Investment in operating leases	1,395,533	1,379,741	(15,792)	(1)

Revenues from operating leases in fiscal 2014 increased 9% to ¥330,606 million compared to fiscal 2013 mainly due to an increase in revenue from automobile operations and rental operations such as measuring and information-related equipment in Japan, and an increase in aircraft leasing overseas. In fiscal 2013 and 2014, gains from the disposition of operating lease assets that were included in operating lease revenues, were ¥19,848 million and ¥23,692 million, respectively.

Costs of operating leases increased 11% to ¥216,568 million in fiscal 2014 compared to fiscal 2013 due to an increase in depreciation expenses resulting from a year on year increase in the average balance of investment in operating leases.

New equipment acquisitions related to operating leases increased 10% to ¥326,329 million in fiscal 2014 compared to fiscal 2013 due to an increase in purchases of transportation equipment such as automobiles, and measuring and information-related equipment, and the purchase of real estate in Japan.

Investment in operating leases as of March 31, 2014 decreased 1% to ¥1,379,741 million compared to March 31, 2013 due to sales of large amounts of real estate, despite an increase in new equipment acquisitions as described above.

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥527,521	¥605,064	¥77,543	15
Measuring and information-related equipment	90,022	96,914	6,892	8
Real estate	750,956	653,422	(97,534)	(13)
Other	3,568	4,053	485	14
Accrued rental receivables	23,466	20,288	(3,178)	(14)

Total	¥1,395,533	¥1,379,741	¥(15,792)	(1)

Investment in operating leases as of March 31, 2014 decreased 1% compared to March 31, 2013, mainly due to the effect of sales of large amounts of real estate, despite an increase in investment in automobile operations in Japan. Investment in transportation equipment operating leases as of March 31, 2014 increased 15% compared to March 31, 2013 due to an increase in new equipment acquisitions in Japan. Investment in real estate operating leases as of March 31, 2014 decreased 13% compared to March 31, 2013, mainly due to sales of real estate in Japan.

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
Investments by life insurance operations:
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

Investment in securities as of March 31, 2014 increased 20% to ¥466,030 million compared to March 31, 2013 as a result of an increase in available-for-sale debt securities.

Installment loans, real estate under operating leases and other investments as of March 31, 2014 decreased 24% to ¥116,175 million compared to March 31, 2013 as a result of decreased installment loans and decreased real estate under operating leases.

Sales of goods and real estate

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Sales of goods and real estate:
Sales of goods and real estate	¥80,885	¥179,884	¥98,999	122
Costs of goods and real estate sold	72,633	162,989	90,356	124
Inventories	41,489	106,031	64,542	156

Sales of goods and real estate increased 122% to ¥179,884 million compared to fiscal 2013 due to an increase in the number of condominium units delivered in Japan and an increase in earnings of private equity investment-related business.

Costs of goods and real estate sold increased 124% to ¥162,989 million compared to fiscal 2013 due to an increase in the number of condominium units delivered as described above and an increase in write-downs recorded on some projects under development. We recorded ¥3,377 million and ¥5,650 million of write-downs for fiscal 2013 and 2014, respectively. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.

Inventories as of March 31, 2014 increased 156% to ¥106,031 million compared to March 31, 2013.

Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations:
Services income	¥282,201	¥490,515	¥208,314	74
Services expense	159,867	260,278	100,411	63
New assets added	12,931	50,455	37,524	290
Japan	12,479	41,792	29,313	235
Overseas	452	8,663	8,211	—
Property under Facility Operations	218,697	295,863	77,166	35

Services income increased 74% to ¥490,515 million compared to fiscal 2013 due to solid contributions from newly acquired subsidiaries, the environment and energy-related business, consolidation of DAIKYO and fee revenues contributed by consolidation of Robeco.

Services expense increased 63% to ¥260,278 million compared to fiscal 2013 resulting from the recognition of expenses from the newly acquired subsidiaries, environment and energy-related business, consolidation of DAIKYO and the recognition of fee expenses from consolidation of Robeco, along with the increase in services income.

New assets added for other operating transactions include property under facility operations and real estate for sale, such as residential condominiums. New assets added for other operating transactions were up 290% to ¥50,455 million in fiscal 2014 due to purchases of electric power facilities and our consolidation of DAIKYO.

Property under facility operations as of March 31, 2014 increased 35% to ¥295,863 million compared to March 31, 2013 due to consolidation of STX Energy.

Expenses

Interest expense

Interest expense decreased 18% to ¥82,968 million in fiscal 2014 compared to fiscal 2013. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2014 decreased 3% to ¥5,367,412 million compared to March 31, 2013.

The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, decreased to 0.9% in fiscal 2014, compared to 1.1% in fiscal 2013. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, decreased to 3.4% in fiscal 2014, compared to 4.3% in fiscal 2013 due to a higher proportion of Euro-denominated debts with lower average interest rates. For more information regarding interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”

Other (income) and expense, net

Other (income) and expense, net increased 978% to a net income of ¥21,001 million compared to fiscal 2013 due to deconsolidation of VIEs. Foreign currency transaction losses included in other (income) and expense, net increased to ¥747 million in fiscal 2014 as compared to ¥503 million in fiscal 2013. We recognized no impairment losses on goodwill during fiscal 2013 and 2014. For further information on our goodwill, see Note 13 of “Item 18. Financial Statements.”

Selling, general and administrative expenses

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥138,238	¥198,290	¥60,052	43
Selling expenses	29,414	44,731	15,317	52
Administrative expenses	55,683	70,306	14,623	26
Depreciation of office facilities	2,994	3,524	530	18

Total	¥226,329	¥316,851	¥90,522	40

Employee salaries and other personnel expenses account for 63% of selling, general and administrative expenses in fiscal 2014, and the remaining portion consists of selling and other general and administrative expenses, such as rent for office space, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2014 increased 40% year on year mainly due to the consolidation of the asset management company Robeco, acquired on July 1, 2013.

Write-downs of long-lived assets

As a result of impairment reviews we performed in fiscal 2014 for long-lived assets in Japan and overseas, such as golf courses, office buildings, commercial facilities other than office buildings, condominiums, and land undeveloped or under construction, write-downs of long-lived assets increased 27% to ¥26,742 million in fiscal 2014 compared to fiscal 2013. These write-downs are reflected as write-downs of long-lived assets and income from discontinued operations, net, of which the amount of ¥23,421 million is reflected as write-downs of long-lived assets in our consolidated statements of income in fiscal 2014. These write-downs consist of impairment losses of ¥9,136 million on eight office buildings, ¥3,113 million on three commercial facilities other than office buildings, ¥988 million on one condominium, ¥4,500 million on 11 parcels of lands undeveloped or under construction, and ¥9,005 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-downs of other long-lived assets in fiscal 2014 includes write-downs of ¥5,052 million of a building used as a training facility in facilities operation business and ¥1,292 million of information-related equipment in rental operation.

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

Equity in net income of affiliates

Equity in net income of affiliates increased in fiscal 2014 to ¥18,368 million compared to ¥13,836 million in fiscal 2013 mainly due to contributions from real estate joint ventures in Japan.

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

Provision for income taxes

Provision for income taxes in fiscal 2014 was ¥98,553 million, compared to ¥53,682 million in fiscal 2013. The increase of ¥44,871 million was primarily due to higher income before income taxes and discontinued operations.

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

For discussion of discontinued operations, see Note 25 of “Item 18. Financial Statements.”

Net income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. In fiscal 2014, net income attributable to the noncontrolling interests was ¥3,815 million.

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

In our funding activities during fiscal 2015, we have tried to reinforce our funding structure by diversifying our funding resources, promoting longer maturities, staggering redemption dates and maintaining sufficient liquidity. In fiscal 2015, we also implemented various international funding activities, such as international bond offerings outside Japan. We also have enhanced our use of longer maturities, employed staggered interest and principal repayment dates and endeavored to reduce risk in refinancing by leveling out annual redemption amounts both in borrowing from financial institutions and bonds. As of March 31, 2015, the total balance of cash and cash equivalents and unused committed credit facilities was ¥1,246,874 million. We maintain adequate levels of liquidity and monitor liquidity risk to minimize the effect on us of sudden market deteriorations and to enable us sustain our operations.

As a result of these initiatives our ratio of long-term debt to total debt (excluding deposits) reached 93% as of March 31, 2014 and 94% as of March 31, 2015. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 92% as of March 31, 2014 and 93% as of March 31, 2015. This ratio is a non-GAAP financial measure presented on an adjusted basis, which excludes payables under securitized leases, loan receivables and other assets. For a discussion of this and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP measure, see “Non-GAAP Financial Measures” under this Item 5.

For more information regarding our liquidity risk management, see “Risk Management” under this Item 5.

Group Liquidity Management

ORIX is primarily responsible for accessing liquidity for ORIX Group and for managing the allocation of liquidity to subsidiaries. In managing our capital resources and controlling liquidity risk, we employ various measures, including a cash management system for supplying funds to, and receiving funds from, our major domestic subsidiaries, other than regulated subsidiaries like ORIX Bank, ORIX Life Insurance and HLIKK. Our overseas subsidiaries rely primarily on local funding sources such as borrowings from local financial institutions and issuing bonds in local capital markets, but they may also obtain loans from ORIX. We also support liquidity of overseas subsidiaries by establishing local commitment lines and maintaining a multi-currency commitment line available to ORIX and some of its overseas subsidiaries.

ORIX Bank, ORIX Life Insurance and HLIKK are our main regulated subsidiaries in terms of liquidity controls, although several other subsidiaries also operate under such regulations. ORIX Bank, ORIX Life Insurance and HLIKK are regulated by Japanese financial authorities. Under relevant regulations, each of them employs prescribed measures to monitor liquidity risk at the entity level and maintains internal policies to manage its portfolios and capital resources on a standalone basis. Each of these subsidiaries met the relevant regulatory threshold relating to measures for monitoring its liquidity risk as of March 31, 2015.

ORIX Bank obtains most of the funds it needs to operate its business through deposit taking. Although ORIX Bank provides loans to several of our domestic subsidiaries in the ordinary course of its business, such loans are subject to a maximum limit set by the Japanese Banking Act. Under such regulations, ORIX Bank may not make loans to other members of ORIX Group in an aggregate amount exceeding a regulatory limit. ORIX Life Insurance and HLIKK underwrite insurance, receive insurance premiums from policyholders, and conduct financing and investment activities, including lending. Lending from ORIX Life Insurance and HLIKK to other members of ORIX Group is subject to regulation, including under the Japanese Insurance Business Act. For these reasons, ORIX Group manages its liquidity separately from ORIX Bank, ORIX Life Insurance and HLIKK.

Ratings

As of the date of this filing, Standard & Poor’s has assigned an “A-” as our counterparty credit rating, Fitch has assigned a “A-” as our long-term issuer rating, Moody’s has assigned a “Baa1” as our long-term issuer rating, and Rating and Investment Information, Inc. (R&I) has assigned an “A+” as our issuer rating.

Sources of Liquidity

Borrowings from Financial Institutions

ORIX Group borrows from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2015, the number of our lenders exceeded 200. We have promoted regular face-to-face communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. As of March 31, 2014 and March 31, 2015, short-term debt from Japanese and foreign financial institutions was ¥207,338 million and ¥195,164 million, respectively, while long-term debt from financial institutions was ¥2,424,019 million and ¥2,687,434 million, respectively.

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

Committed Credit Facilities

We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2014 and March 31, 2015 was ¥469,747 million and ¥475,553 million, respectively. Of these figures, the unused amount as of March 31, 2014 and March 31, 2015 was ¥427,225 million and ¥419,356 million, respectively. A part of the facilities are arranged to be drawn down in foreign currencies by ORIX and certain of our subsidiaries.

The decision to enter into a committed credit facility is made based on factors including our balance of cash and repayment schedules of short-term debt such as CP.

Some of these committed credit facility agreements include financial covenants, such as the maintenance of a minimum ORIX Corporation shareholders’ equity ratio. In addition, the majority of our committed credit facilities require the relevant obligor to represent and warrant that there has been, among other things, no material negative change in its financial condition since the date of the agreement. As of March 31, 2015, we were in compliance with all of our financial covenants and have been able to make the necessary representations and warranties concerning our financial condition.

Debt from the Capital Markets

Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of leases, loans receivables and other assets.

Bonds and MTNs

We regularly issue straight bonds and MTNs domestically and internationally to diversify our funding sources and maintain longer liability maturities. In fiscal 2015, we issued ¥160,000 million of domestic straight bonds in Japan, KRW60,000 million of notes outside Japan. Domestic straight bond issuances are divided mainly into bonds for institutional investors and bonds for individual investors. As of March 31, 2014 and March 31, 2015, the balance of straight bonds issued by ORIX for domestic institutional investors was ¥343,100 million and ¥323,100 million, respectively, while the balance of straight bonds issued by ORIX for individual investors was ¥519,487 million and ¥534,943 million, respectively. The balance of straight bonds issued outside Japan, which includes SEC-registered U.S. dollar-denominated straight bonds, was ¥198,016 million and ¥229,340 million as of March 31, 2014 and March 31, 2015, respectively. The balance of bonds issued by subsidiaries as of March 31, 2014 and March 31, 2015 was ¥68,185 million and ¥31,383 million, respectively.

ORIX has established a Euro MTN program (the EMTN program) with a maximum issuance limit of $4,000 million. In addition to the EMTN program, ORIX Group has established other MTN programs in several countries and issues MTNs to meet funding necessities. The total balance of MTNs issued as of March 31, 2014 and March 31, 2015 was ¥46,034 million and ¥35,110 million, respectively, of which MTNs amounting to ¥9,898 million and ¥9,386 million, respectively, were issued by foreign subsidiaries.

We plan to continue to issue straight bonds and MTNs in a balanced manner to institutional and individual investors both inside and outside Japan in line with our strategy of maintaining longer maturities and diversified funding sources.

CP

We offer CP (direct paper) as a direct financing source, and have successfully obtained a diverse range of investors such as investment trusts, life insurance companies, casualty insurance companies and other financial institutions, as well as private corporations. We consider our liquidity levels and stagger the dates of issuance and the maturity over time so as to avoid significant overlap. The balance of outstanding CP as of March 31, 2014 and March 31, 2015 was ¥100,993 million and ¥89,621 million, respectively.

Securitization

We securitize leases, loan receivables and other assets, primarily in Japan. We also invest in CMBS in the United States and elsewhere while acting as a servicer or asset manager for the underlying assets. We recognize liabilities consolidated with such investments as our liabilities when required under applicable accounting standards. The total amount of payables under securitized lease, loan receivables and other assets as of March 31, 2014 and March 31, 2015 was ¥253,827 million and ¥291,635 million, respectively.

Deposits

ORIX Bank and ORIX Asia Limited each accept deposits. These deposit taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

The majority of deposits are attributable to ORIX Bank, which attracts both corporate and retail deposits, and which has seen sustained growth in deposits outstanding. Deposit balances of ORIX Bank as of March 31, 2014 and March 31, 2015 were ¥1,206,183 million and ¥1,287,057 million, respectively.

Short-term and long-term debt and deposits

Short-term Debt

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Short-term debt(1):
Borrowings from financial institutions	¥207,338	¥195,164	¥(12,174)	(6)
Commercial paper	100,993	89,621	(11,372)	(11)

Total short-term debt	¥308,331	¥284,785	¥(23,546)	(8)

(1)

The above table includes the following liabilities of consolidated VIEs as of March 31, 2014 and 2015, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries.

	As of March 31,
	2014	2015
	(Millions of yen)
Short-term debt(1):
Borrowings from financial institutions	¥2,180	¥0

Short-term debt as of March 31, 2015 was ¥284,785 million, representing 6% of total debt (excluding deposits) as of March 31, 2015, while the ratio was 7% of total debt as of March 31, 2014. As of March 31, 2015, 69% of short-term debt was borrowings from financial institutions.

Long-term debt

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Long-term debt(2):
Borrowings from financial institutions	¥2,424,019	¥2,687,434	¥263,415	11
Bonds	1,128,788	1,118,766	(10,022)	(1)
Medium-term notes	46,034	35,110	(10,924)	(24)
Payable under securitized lease, loan receivables and investment in securities	253,827	291,635	37,808	15

Total long-term debt	¥3,852,668	¥4,132,945	¥280,277	7

(2)

The above table includes the following liabilities of consolidated VIEs as of March 31, 2014 and 2015 for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries.

	As of March 31,
	2014	2015
	(Millions of yen)
Long-term debt(2):
Borrowings from financial institutions	¥140,809	¥160,594
Bonds	100	1,985
Payable under securitized lease, loan receivables and investment in securities	253,827	291,637

Long-term debt as of March 31, 2015 was ¥4,132,945 million, representing 94% of total debt (excluding deposits) as of March 31, 2015, while the ratio was 93% of total debt as of March 31, 2014. Borrowings from financial institutions comprised 65% of the long-term debt as of March 31, 2015.

Approximately 53% of interest paid on long-term debt in fiscal 2015 was fixed rate interest, with the remainder being floating rate interest based mainly on TIBOR or LIBOR.

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

Deposits

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Deposits(3)	¥1,206,413	¥1,287,380	¥80,967	7

(3)	VIEs did not have any deposits as of March 31, 2014 and 2015.

For further information with respect to deposits, see Note 15 of “Item 18. Financial Statements.”

CASH FLOWS

In addition to the payment of operating expenses, such as selling, general and administrative expenses, as a financial services company our primary uses of cash are for:

•	payment and repayment of interest on and principal of short-term and long-term debt; and

•	purchases of lease equipment, making of installment loans to customers, purchases of investment in securities and cash outlays for real estate development projects.

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

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

Cash and cash equivalents increased by ¥9,479 million to ¥827,518 million compared to March 31, 2014.

Cash flows provided by operating activities were ¥257,611 million during fiscal 2015, down from ¥478,006 million during fiscal 2014 due primarily to a net decrease in policy liabilities and policy account balances resulting from the consolidation of HLIKK, which was partially offset by a higher net income recorded in fiscal 2015 compared to fiscal 2014.

Cash flows used in investing activities were ¥467,801 million during fiscal 2015, up from ¥215,314 million during fiscal 2014. This change was primarily due to an increase in installment loans made to customers, purchases of property under facility operations, and a decrease in principal collected on installment loans.

Cash flows provided by financing activities were ¥213,432 million during fiscal 2015 compared to the outflow of ¥277,704 million during fiscal 2014. This change was primarily due to an increase in long-term debt funding which also resulted in a decrease in debt repayment.

Year Ended March 31, 2014 Compared to Year Ended March 31, 2013

Cash and cash equivalents decreased by ¥8,257 million to ¥818,039 million compared to March 31, 2013.

Cash flows provided by operating activities were ¥478,006 million during fiscal 2014, up from ¥391,304 million during fiscal 2013, primarily resulting from an increase in net income, an increase in trade notes, accounts and other payable, a decrease in trading securities, and a smaller decrease in restricted cash and inventories, each as compared to fiscal 2013. In addition, adjustments were made for non-cash revenue and expense items such as depreciation and amortization and write-downs of securities, and for gains on sales of subsidiaries and affiliates and liquidation losses, net as compared to fiscal 2013.

Cash flows used in investing activities were ¥215,314 million during fiscal 2014, while having provided ¥105,657 million during fiscal 2013. This change was primarily due to increases in acquisitions of subsidiaries, net of cash acquired, installment loans made to customers, purchases of available-for-sale securities and purchases of lease equipment, but partially offset by increases in principal collected on installment loans and proceeds from sales of operating lease assets.

Cash flows used in financing activities were ¥277,704 million during fiscal 2014, decreased from ¥467,193 million during fiscal 2013. This change was primarily due to a decrease in repayment of debt with maturities longer than three months and an increase in deposits due to customers, partially offset by decrease in proceeds from debt with maturities longer than three months.

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2015, we had commitments for the purchase of equipment to be leased in the amount of ¥22,500 million. For information on commitments, guarantees and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”

OFF-BALANCE SHEET ARRANGEMENTS

USE OF SPECIAL PURPOSE ENTITIES

We periodically securitize various financial assets such as lease receivables and loan receivables. These securitizations allow us to access the capital markets, provide us with alternative sources of funding and diversify our investor base and help us to mitigate, to some extent, credit risk associated with our customers and risk associated with fluctuations in interest rates.

In the securitization process, the assets for securitization are sold to SPEs, which issue asset-backed securities to investors. SPEs can be structured to be bankruptcy-remote, and, if structured in this manner (and subject to certain other conditions) the assigned assets previously were removed from the balance sheet. However, from April 1, 2010, we started applying Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)) and Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)), which require us to consolidate many SPEs that had not been consolidated under the previous standards. In managing our business, we assume that if we conduct securitization we will be required to consolidate almost all of our SPEs based on the accounting standards.

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

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2015.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Commitments:
Guarantees	¥484,724	¥83,544	¥108,307	¥133,684	¥159,189
Committed credit lines and other	459,878	103,700	57,700	13,534	284,944

Total commercial commitments	¥944,602	¥187,244	¥166,007	¥147,218	¥444,133

A subsidiary in the United States is authorized to underwrite, originate, fund and service multi-family and senior housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for this delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risks of the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥213,099 million as of March 31, 2015.

The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae, including among others, that: the mortgage meets Fannie Mae requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty was breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae for any related losses incurred. The subsidiary had no such repurchase claims during fiscal 2015.

For a discussion of commitments, guarantee and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the maturities of contractual cash obligations as of March 31, 2015.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Contractual cash obligations:
Deposits	¥1,287,380	¥896,891	¥276,933	¥113,556	—
Long-term debt	4,132,945	881,008	1,584,095	907,758	760,084
Operating leases	85,908	18,774	15,734	11,285	40,115
Unconditional purchase obligations of lease equipment	22,500	20,686	638	440	736
Unconditional noncancelable contracts for computer systems	10,503	3,933	3,984	2,527	59
Interest rate swaps:
Notional amount (floating to fixed)	178,041	20,950	26,178	85,780	45,133
Notional amount (fixed to floating)	121,423	118,423	3,000	—	—

Total contractual cash obligations	¥5,838,700	¥1,960,665	¥1,910,562	¥1,121,346	¥846,127

Items excluded from the above table include short-term debt, trade notes, accounts and other payable and policy liabilities and policy account balances. The amounts of such items were ¥284,785 million, ¥335,936 million and ¥2,073,650 million, respectively, as of March 31, 2015. For information on pension plans and derivatives, see Notes 17 and 27 of “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.

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

This Update requires an entity to disclose more information about contracts with customers than under the current disclosure requirements. The Update is effective for fiscal years, and interim periods within those years beginning after December 15, 2016. Early adoption is prohibited. An entity should apply the amendments in this Update using either a retrospective method or a cumulative-effect method. The entity using the retrospective method may elect some optional expedients to simplify a full retrospective basis. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying this Update as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In June 2014, Accounting Standards Update 2014-12 (“Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”—ASC 718 (“Compensation—Stock Compensation”)) was issued. This Update requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. This Update is effective for fiscal years, and interim periods within those annual periods beginning after December 15, 2015. The amendments in this Update should be applied on either a prospective basis or a modified retrospective basis. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2014, Accounting Standards Update 2014-13 (“Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity”—ASC 810 (“Consolidation”)) was issued. This Update permits the parent of the consolidated collateralized financing entity (“CFE”) within the scope of this Update to measure the CFE’s financial assets and liabilities based on either the fair value of the financial assets or financial liabilities, whichever has the more observable inputs. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. Early adoption is permitted as of the beginning of a fiscal year. An entity should apply the amendments in this Update using either a modified retrospective approach or a full retrospective approach. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In August 2014, Accounting Standards Update 2014-14 (“Classification of Certain Government -Guaranteed Mortgage Loans Upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by

Creditors”)) was issued. This Update requires creditors to classify certain foreclosed government guaranteed mortgage loans as a receivable from the guarantor that is measured at the amount expected to be recovered under the guarantee, without treating the guarantee as a separate unit of account. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2014. An entity should apply the amendments in this Update using either a prospective transition method or a modified retrospective transition method. The transition method must be consistent with that applied by the entity for Accounting Standards Update 2014-04 (“Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)). Early adoption is permitted only if the entity has already adopted Accounting Standards Update 2014-04. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2014, Accounting Standards Update 2014-15 (“Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”—ASC 205-40 (“Presentation of Financial Statements—Going Concern”)) was issued. This Update requires an entity to perform a going concern assessment by evaluating their ability to meet obligations for a look-forward period of one year from the financial statement issuance date (or date the financial statements are available to be issued). Disclosures are required if it is probable an entity will be unable to meet its obligations within the look-forward period. Incremental substantial doubt disclosure is required if the probability is not mitigated by management’s plans. This Update is effective for the first fiscal years ending after December 15, 2016 and interim periods thereafter. Early adoption is permitted. The Update only relates to certain disclosure requirements and the adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In November 2014, Accounting Standards Update 2014-16 (“Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity”—ASC 815 (“Derivatives and Hedging”)) was issued. This Update requires an issuer or an investor of hybrid financial instruments issued in the form of a share to determine whether the nature of the host contract is more akin to debt or to equity by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The amendments in this Update should be applied on a modified retrospective basis to all existing hybrid financial instruments in the form of a share as of the beginning of the fiscal year of adoption. Retrospective application is permitted to all relevant prior periods. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In January 2015, Accounting Standards Update 2015-01 (“Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”—ASC 225-20 (“Income Statement—Extraordinary and Unusual Items”)) was issued. This Update eliminates the concept of extraordinary items from U.S. GAAP, but does not change the current presentation and disclosure requirements for material events or transactions that are unusual in nature or infrequent in occurrence. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. The amendments in this Update should be applied on either a prospective basis or a retrospective basis. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations will depend on future transactions.

In February 2015, Accounting Standards Update 2015-02 (“Amendments to the Consolidation Analysis”—ASC 810 (“Consolidation”)) was issued. This Update requires an entity to change the way to evaluate whether reporting entities should consolidate limited partnerships and similar legal entities, fees paid to a decision maker or service provider are variable interest in a VIE, and variable interests in a VIE held by related parties of the reporting entity require the reporting entity to consolidate the VIE. Additionally, the amendments in this Update rescind the indefinite deferral of FASB Statement No.167(“Amendments to FASB Interpretation No.46(R)”(“FIN46R”)), included in Accounting Standard Update 2010-10 (ASC 810(“Consolidation”)) for

certain investment companies and similar entities. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. A reporting entity is permitted to apply the amendments in this Update using either a modified retrospective approach or a full retrospective approach. Early adoption is permitted. If an entity adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In April 2015, Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) was issued. This Update requires that debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to the presentation of debt discounts or premiums. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. Retrospective application is required to all relevant prior periods. Early adoption is permitted for financial statements that have not been previously issued. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

NON-GAAP FINANCIAL MEASURES

The sections “Results of Operation” and “Liquidity and Capital Resources” contain certain financial measures presented on a basis not in accordance with U.S. GAAP (commonly referred to as non-GAAP financial measures), including long-term debt, ORIX Corporation Shareholders’ equity and total assets, as well as other measures or ratios calculated based on those measures, presented on an adjusted basis, which excludes payables under securitized leases, loan receivables and others and reverses the cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010.

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of March 31, 2015, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude the impact of consolidating certain VIEs on our assets and liabilities as a supplement to financial information calculated in accordance with U.S. GAAP enhances understanding of the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these accounting standards.

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

		As of March 31,
		2013		2014		2015
		(Millions of yen, except ratios and percentage data)
Total assets	(a)	¥8,439,710		¥9,066,961		¥11,443,628
Deduct: Payables under securitized leases, loan receivables and others*		679,766		253,827		291,635
Adjusted total assets	(b)	7,759,944		8,813,134		11,151,993
Short-term debt	(c)	420,726		308,331		284,785
Long-term debt	(d)	4,061,534		3,852,668		4,132,945
Deduct: Payables under securitized leases, loan receivables and others*		679,766		253,827		291,635
Adjusted long-term debt	(e)	3,381,768		3,598,841		3,841,310
Long- and short-term debt (excluding deposits)	(f) = (c) + (d)	4,482,260		4,160,999		4,417,730
Adjusted long- and short-term debt (excluding deposits)	(g) = (c) + (e)	3,802,494		3,907,172		4,126,095
ORIX Corporation Shareholders’ Equity	(h)	1,643,596		1,919,346		2,152,198
Deduct: The cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010		(16,593)		(5,195)		(3,060)
Adjusted ORIX Corporation Shareholders’ Equity	(i)	1,660,189		1,924,541		2,155,258
ORIX Corporation Shareholders’ Equity Ratio	(h) / (a)	19.5%		21.2%		18.8%
Adjusted ORIX Corporation Shareholders’ Equity Ratio	(i) / (b)	21.4%		21.8%		19.3%
D/E ratio	(f) / (h)	2.7	x	2.2	x	2.1	x
Adjusted D/E ratio	(g) / (i)	2.3	x	2.0	x	1.9	x
Long-term debt ratio	(d) / (f)	91%		93%		94%
Adjusted long-term debt ratio	(e) / (g)	89%		92%		93%

*	These deductions represent amounts recorded as liabilities and included in long-term debt on the consolidated balance sheet.

RISK MANAGEMENT

Group-Wide Risk Management System

Risk Management System

ORIX Group monitors and manages the risks relating to the Group businesses through its risk management system. In addition to the credit department, which primarily monitors risks related to individual transactions, and the corporate planning department, which monitors risks at the corporate level, each business unit has designated staff responsible for managing risks at the business unit level. The credit department, the corporate planning department and individual business units analyze and monitor various risks in collaboration with each other. The results are reported to the Investment and Credit Committee at meetings held three times a month, to the Group Executive Officer Committee at meetings held on a monthly basis and to the board of directors at meetings held on a regular basis for evaluation, and the relevant executive officers take measures deemed appropriate to address identified risks.

Risk Control

ORIX Group allocates management resources by taking into account Group-wide risk preference based on management strategies as well as the strategy of individual business units. Our board of directors and executive officers evaluate the performance and profitability of each business unit, and the executive officers take the responsive measures they deem necessary. This process enables us to control the balance sheet and allocate more management resources to business units viewed as having greater growth potential.

ORIX Group, in addition to the monitoring by business unit, monitors risks on an individual transaction and total portfolio basis.

For individual transactions, the credit department evaluates the operating environment, strategies, and potential risks and profitability of each transaction prior to execution, and reports on such individual transactions to the Investment and Credit Committee for review. Changes to the operating environment and cash flow are monitored after transaction execution, and transactions for which there has been a major change in circumstances or strategy are then reported to the appropriate executive officers. In addition, individual business units conduct their risk analysis together with the trend analysis of relevant industries aimed at controlling risks for individual transactions.

In analyzing a portfolio, the credit department monitors the following characteristics from a Group-wide perspective: business type, region, transaction type, risk type, asset quality status and concentration status of major debtors. The corporate planning department monitors risks at the corporate level, including market risk and risk related to fund procurement, in cooperation with the treasury department and the credit department.

Main Risk Management

We recognize that credit risk, business risk, market risk, liquidity risk (risk relating to funding), legal risk and other operational risk are the main risks we face, and we manage each of these risks according to its characteristics.

Credit Risk Management

We define credit risk as uncertainty regarding future recovery of investments caused by fluctuations in the cash flow from debtors and investees.

To analyze credit risk, we evaluate the adequacy of collateral and guarantees, the liquidation of debt and the concentration of debtors and their business types. We conduct a comprehensive customer credit evaluation based on the customer’s financial position, cash flow, underlying security interests, profitability and other factors of individual credit transactions.

Moreover, an analysis of our portfolio, as well as measures to establish appropriate credit limits, allows us to control exposure to markets with potentially high risks.

We recognize certain assets that require extra monitoring, including credit extended to debtors who have petitioned for bankruptcy or civil rehabilitation, or other insolvency proceedings; whose bank transactions have been suspended, bills have been dishonored, or debts have not been collected for three months or more. The relevant business units, in cooperation with the credit department, take steps to secure collateral or other guarantees and to begin the collection process. The accumulated collection knowhow from sending an initial reminder to actively seizing collateral is consolidated in the credit department and is reflected in our evaluation criteria for individual credit transactions and portfolio analysis.

Business Risk Management

We define business risk as uncertainties related to new business areas, potential obsolescence of the products or services we offer or a decline in their quality, and variability in market prices for products or services of the types we offer.

Against uncertainties related to new business areas, we monitor business plans and operations using scenario analyses and stress tests, and we also evaluate and verify the cost of withdrawal from a business.

For products and services we offer, in addition to monitoring quality, we review the content of our lineup of products and services in response to changes in the business environment and evolving customer needs and endeavor to maintain or improve their quality.

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

We endeavor to reduce the risk related to fluctuation in market prices for real estate by strengthening our cash flow.

Market Risk Management

We define market risk as the risk of changes in the fair value of assets and liabilities caused by changes in market variables, such as interest rates, exchange rates and stock prices.

We establish Group-wide ALM policies, and we endeavor to comprehensively verify and understand market risks.

Interest rate risk is comprehensively evaluated factoring in the expected impact of interest rate changes on periodic profit and loss and/or the balance sheet, the assets and liabilities positions, and the funding environment. These exact analysis methods are modified, as required, depending on the situation.

We generally manage exchange rate risk by using foreign currency-denominated loans, foreign exchange contracts and currency swaps to hedge exchange rate volatility in our business transactions in foreign currencies and overseas investments. We monitor and manage exchange rate risk of unhedged foreign currency denominated assets using appropriate indicators such as the VaR (value at risk).

We manage counterparty credit risk and other risks involved in hedging derivative transactions in accordance with internal rules on derivative transaction management.

For assets under management of the banking business, the life insurance business and our overseas operations, we regularly monitor monetary policies, macroeconomic indicators and securities and financial market trends, and manage our asset portfolios by analyzing individual security price movements and gains and losses. Market volatility is managed according to guidelines that include fixed loss amounts and decreases in position. Our credit department monitors our compliance with the guidelines.

For quantitative and qualitative analysis information on market risk, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Liquidity Risk Management (Risk Management Relating to Funding)

We define liquidity risk as the risk that we will be unable to obtain the required funds or that we will be forced to procure funds at an unusually high rate of interest due to market turmoil, deterioration in the financial condition of the ORIX Group or other reasons.

To reduce liquidity risk, we diversify fund procurement methods and sources and monitor liquidity on hand. To manage liquidity on hand, we project future cash flows and analyze liquidity risk using hypothetical stress scenarios. We take necessary measures so that business may continue undisturbed in the event of market changes.

The effect on the business of each subsidiary is monitored by ascertaining liquidity risk in each subsidiary and in every country in which ORIX operates. We take appropriate measures to manage liquidity risk, such as parent-to-subsidiary lending.

ORIX Bank, ORIX Life Insurance and HLIKK are engaged in retail financial activities for individual customers and are regulated by Japanese financial authorities. They are required to manage liquidity risk independently from other ORIX Group companies based on internal regulations formulated according to the relevant regulations.

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

ORIX Life Insurance and HLIKK conduct stress tests on insured events and ensure the necessary liquidity by holding assets with high liquidity such as cash and cash equivalents and securities above a certain ratio against the balance of a liability reserve and setting maximum limits for holding held-to-maturity securities.

Legal Risk Management

We define legal risk as the risk of legal responsibility or legal disadvantage arising due to noncompliance with applicable laws and/or regulations in any business or corporate management.

To avoid, prevent and mitigate transactional legal risk in Japan, we generally require that the credit department, the legal department and the compliance department be involved in evaluating and/or executing transactions. In addition to establishing and maintaining internal rules designed to facilitate compliance with applicable laws that are currently in effect, we take steps to ensure that we will be in compliance with revisions to laws as they take effect.

For business transactional agreements, we have established an approval process involving the credit department in accordance with our prescribed internal rules. In addition, depending on the size and importance of a given transaction, we might also utilize the expertise of outside lawyers. To ensure that proper legal procedures are followed in connection with potential disputes and litigation, we require that the legal department, the compliance department and the credit department be involved in the management of such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties.

The administration department conducts monitoring to prevent the violation of intellectual property rights of others and takes necessary measures promptly, if and when potential violations are discovered.

Overseas, each Group company works to avoid, prevent and mitigate risks by utilizing in-house legal functions and, when necessary, by engaging outside lawyers and other advisers.

Operational Risk Management

We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Each ORIX department conducts a compliance assessment to address material risks at the Group level. The internal audit department conducts monitoring activities based on an annual internal audit plan that focuses on material risks. The department endeavors to prevent the occurrence of events that could negatively affect Group management and seeks to strengthen the risk management function through monitoring activities.

The compliance department supports the implementation of compliance assessments in each division and also aims to increase awareness of corporate compliance within the ORIX Group through the implementation of compliance rules designed to ensure that all executives and employees act in conforming with applicable laws and regulations.

IT planning department and ORIX Computer Systems Corporation endeavor to reduce operational risk through the maintenance and operational administration of internal systems.

We have established internal rules to manage risks associated with natural disasters, which are designed to protect management resources and minimize losses, while giving priority to the safety of our executives and employees.

Individual Business Risk Management

We engage in a broad spectrum of businesses, including financial service operations. We perform complete and transparent monitoring and risk management according to the characteristics of each business segment.

Corporate Financial Services Segment

Credit risk is the main risk of the Corporate Financial Services segment.

After individual transactions have been executed, the Corporate Financial Services segment regularly monitors performance and collateral, as well as collection from customers whose balances exceed specified levels. The credit department regularly evaluates customers with large credit balances.

We analyze current conditions and outlook for specific business types and industries, including the potential impact on customers while making decisions about future transactions in that specific business type or industry.

For those assets requiring extra monitoring, particularly in transactions secured by real estate, we take various measures such as capitalizing on our network of real estate-related departments to sell properties or introduce tenants.

Maintenance Leasing Segment

Business risk and credit risk are the main risks of the Maintenance Leasing segment.

To manage the risk of changes in market values of property under operating leases, we continuously monitor market environments and fluctuation in the resale value of leased property and adjust residual value estimates of leased property in new transactions accordingly.

Cost fluctuation is the main risk of providing various services such as outsourcing. In response to this, we analyze initial cost planning and performance, monitor future forecasts and control costs at an appropriate level.

In addition, to manage the risk that the quality of our services might fall short of customer expectations due to changes in the operating environment or changes to and diversification of client needs, we monitor our service quality quantitatively and qualitatively and continuously strive to improve our services in line with the operating environment.

We also conduct credit examinations of individual transactions to manage credit risk.

Real Estate Segment

In the Real Estate segment, the main risk for business involving real estate development, rental and operation is business risk.

With respect to real estate investment, before making an investment decision we evaluate the actual cash flow performance of the target as against the initial plan and forecasts, and monitor investment strategies and schedules after execution. Upon a major divergence from the initial forecast, we reevaluate our strategy. We invest mainly in small properties and diversify risk by investing in large properties through joint ventures with partners.

For development and leasing properties, we monitor development and retention schedules and NOI yield. We capitalize on the Group’s network to improve occupancy rates and promote sales.

In our facility operation business, we monitor performance indicators such as occupancy, utilization rates and profitability. We conduct market analysis and take initiatives to improve the desirability of our facilities, such as renovations. To improve quality of our services and facilities, we strive to take into consideration customers’ feedback and also implement training programs for our employees.

Investment and Operation Segment

Credit risk, market risk and business risk are the main risks of the Investment and Operation segment.

In the environment and energy-related businesses, for renewable energy, energy conservation and resource and waste processing operations, we endeavor to minimize business risk by deploying appropriate equipment and technology, forming alliances with expert operators and arranging our business structure to allow for changes in the business environment and the business content.

When making investment decisions in the principal investment business, we conduct a credit evaluation, analyzing the investee’s credit risk and assessing its cash flow, as is done for credit examinations. In addition, we perform a multi-faceted evaluation on the characteristics of the business operation and investment scheme, in which administrative departments such as the accounting and legal departments are also involved. After the origination of an investment, individual transactions are monitored for divergence from the initial scenario.

Credit risk is emphasized for the companies for which we are raising corporate value due to the focus on cash flow. We also monitor market risk as the time for collection nears, measuring corporate value by referencing the corporate value of similar business types. The frequency of monitoring may increase based on changes in the business environment, and we simultaneously verify the adequacy of investment scenarios and take any necessary action. Furthermore, for investments that have a significant impact on the profitability of the ORIX Group, we work to strengthen management through measures such as the secondment of management personnel.

In the loan servicing business, we seek to reduce credit and operational risks by conducting periodic internal auditing and monitoring and by implementing business operations based on work procedures in accordance with the applicable supervision and guidance from regulatory authorities. In addition, OAMLS has designated an outside lawyer as a company director and has streamlined its organization to place legal and compliance-related affairs under the control of its legal and compliance department to cope with diversified legal issues, which could occur with any stakeholders, from a professional and multi-faceted viewpoint.

Retail Segment

The main risk in the life insurance business is business risk, in particular, the risk associated with underwriting insurance contracts.

When underwriting insurance contracts, while implementing strict assessment standards based on documents such as statements of health condition and medical examination reports, ORIX life Insurance cultivates employees with expert knowledge and hires sufficient staff, checks the status of insurance solicitation and takes rigorous measures to prevent the underwriting of fraudulent contracts. In addition, ORIX Life Insurance educates and instructs representative branch staff and agents to enhance compliance with applicable laws and regulations regarding the privacy of personal information, as well as insurance sales practices, and regularly checks whether these measures are carried out.

Credit risk is the main risk of the housing loan business, the corporate loan business and the card loan business.

Regarding each housing loan we extend for the purchase of condominiums and apartments for investment purposes, we conduct screenings, which consist of a comprehensive evaluation including not only the client’s ability to repay but also the cash flows that can be derived from the property and its collateral value.

Decision making for corporate loans is based on an investigation of the client’s performance, business plan, the purpose of the loan, the expected source of repayment and industry trends. We also reduce risks by diversifying the business types and products in our portfolio.

The card loan business uses a proprietary scoring system incorporating a credit model. We set interest rates and credit limits in line with each customer’s credit risk profile, after evaluating their creditworthiness based on an analysis of customer attributes or payment history, as well as other factors that might affect the ability of the borrower to repay. Also, we undertake subsequent credit evaluations at regular intervals to monitor changes in the customer’s financial condition.

Overseas Business Segment

In the Overseas Business segment, credit risk is the main risk of the leasing and loan businesses operated by local subsidiaries mainly in Asia.

Individual transactions in this segment are conducted in a manner similar to those in the domestic business segments. The credit department monitors the portfolio according to country risk. Information regarding the portfolio of the respective local subsidiaries, the business condition of major clients, the condition of those assets requiring extra monitoring and the clients of particular concern is shared internally.

Risk management in the principal investment business and the automobile-related business, which are mainly in Asia, is conducted in a similar manner to that in the domestic business segments.

In addition, in the ship and aircraft-related business, we monitor market conditions and the overall business environment for business risk. We generally limit our operating leases to ships and aircraft with high versatility that are comparatively easy to re-lease and evaluate sales depending on changes in market conditions.

Credit risk and market risk are the main risks for the investment and finance business such as corporate loans and securities investment in the United States.

Regarding credit risk, at the time of origination, we assign an internal credit rating to each investment or loan taking into consideration the credit status and the collateral status and continuously monitor the credit status. For any investments and/or loans of which the rating has reached or exceeded the caution level, our policy requires management to determine the necessity of a provision for doubtful receivables and probable loan losses or an impairment.

Regarding market risk, we monitor market values while referring to credit risk information and manage risk by pursuing early sales as appropriate to secure profits or minimize losses.

Operational risk is the main risk for the loan servicing business in the United States. We arrange loans and conduct servicing operations thereof under public financing schemes such as the Federal National Mortgage Association and the Federal Housing Administration. We conduct our operations based on the designated operating procedures set forth by these public financial institutions, and monitor and manage service quality through internal auditing.

Business risk and operational risk are the main risks for the asset management business and the advisory business.

Regarding business risk, in addition to monitoring to maintain and ensure satisfactory quality levels, we review the content of our products and services to constantly maintain and improve quality in response to changes in the business environment and evolving customer needs.

In the asset management business, we have established an internal compliance system to manage operational risk and manage our operations to abide by the compliance standards established by the supervisory authority.

Regarding operational risk in the advisory business, we maintain and ensure quality and operational procedures that meet the operating standards set forth by authorities through an internal quality control committee and other oversight so that high-quality advice and/or evaluation services can be supplied to customers according to proper operating procedures.

GOVERNMENTAL AND POLITICAL POLICIES AND FACTORS

Other than outlined below, in our opinion, no current governmental economic, fiscal, monetary or political policies or factors have materially affected, or threaten to materially affect, directly or indirectly, our operations or the investments in our Shares by our U.S. shareholders.

In January 2014, the Financial Stability Board (“FSB”)—an international standard-setting authority—proposed a methodology for assessing and designating non-bank non-insurer global systematically important financial institutions (“NBNI G-SIFIs”). Though the proposal was revised in March 2015, it is still unclear when this framework will be finalized, what form a final framework may take, what policy measures will be recommended to apply to NBNI G-SIFIs, and whether ORIX or any of its affiliates would be designated as a NBNI G-SIFI.

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

ORIX’s corporate governance system is characterized by:

•	separation of operation and oversight through a “Company with Nominating Committee, etc.” board model;

•	Nominating, Audit and Compensation Committee each is formed entirely by non-executive directors and the Audit Committee is formed entirely by outside directors;

•	all outside directors satisfy strict conditions for independence; and

•	outside directors highly qualified in their respective fields.

Rationale behind adopting ORIX’s Corporate Governance System and history of the system

We believe that swift execution of operations is vital to effectively respond to changes in the business environment. Furthermore, we believe that ORIX’s governance system promotes improved management transparency by creating a system in which outside directors with expertise in their respective fields monitor and advise on legal compliance and appropriate execution of operations.

Based on these principles, our board of directors possesses oversight function, and under the Company with Nominating Committee etc. board model, which we adopted in June 2003, delegates certain responsibilities to three committees to carry out the role of effective governance. Please see the history of ORIX’s corporate governance system below.

Oversight by directors is separated from the execution of operations with the three committees (Nominating, Audit and Compensation Committees) that form the heart of the board of directors. Each committee is formed entirely by non-executive directors to help avoid conflicts of interest with our shareholders.

In addition, all outside directors must meet the specific conditions necessary for director independence as set forth by the Nominating Committee (described below under “Nominating Committee”).

Below is a summary of the history of ORIX’s corporate governance system;

June 1997	Established Advisory Board
June 1998	Introduced Corporate Executive Officer System
June 1999	Introduced Outside Directors
June 2003	Adopted the “Company with Committees” board model
May 2006	Adopted the new “Company with Committees” board model in line with the enactment of the Companies Act of Japan
May 2015	Adopted the new “Company with Nominating Committees, etc.” board model in line with the amendment of the Companies Act of Japan

The “Company with Nominating Committees, etc.” board model, as stipulated under the Companies Act of Japan, requires the establishment of three board of director committees: the Nominating, Audit and Compensation Committees. Each committee is required to consist of three or more directors, a majority of whom must be outside directors. Directors may serve on more than one committee. The term of office of committee members is not stipulated under the Companies Act of Japan. However, as a committee member must be a director of the Company, the term expires at the close of the first annual general meeting of shareholders after his or her election. Under the Companies Act of Japan, an outside director is defined as a director who does not have a role in executing the Company’s business, meaning those who have not assumed in the past ten years the position of a representative director or a director with the role of executing the business, executive officer (shikkou-yaku), manager or any other employee of the Company or its subsidiaries, and who does not currently assume such position of such company or subsidiaries. (See Item 16G “Corporate Governance.”)

Board of Directors

The board of directors has the ultimate decision-making responsibility for our important affairs. It also monitors the performance of the directors and executive officers and receives performance reports from the executive officers and others. The Articles of Incorporation of ORIX provide for no fewer than three directors. Directors are elected at general meetings of shareholders. The term of office for any director, as stipulated under the Companies Act of Japan, for companies that adopt a “Company with Nominating Committees, etc” board model, expires at the close of the first annual general meeting of shareholders after his or her election.

The board of directors carries out decisions related to items that, either as a matter of law or pursuant our Articles of Incorporation, cannot be delegated to executive officers, and important items as determined by the regulations of the board of directors. The board of directors is responsible for approving and monitoring ORIX’s policies on a regular basis, which include corporate planning such as capital management, fund procurement, personnel strategies and policy of internal control. Aside from such items, the board of directors delegates decision-making regarding operational execution to representative executive officers. The board of directors also receives reports from executive officers and committees regarding the status of business operations and finances.

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

From April 1, 2014 through March 31, 2015, the board of directors met seven times. The attendance rate of directors for these meetings was 99%.

The board of directors as of June 25, 2015 includes 13 members, six of whom are outside directors.

Composition and size of Board of Directors

The board of directors is composed of directors, including outside directors, that possess broad knowledge and experience. The number of directors on the board is also maintained at the level we consider to be appropriate for effective and efficient board discussion.

Structure and Activities of the Three Committees

As of June 25, 2015, all three committees (Nominating, Audit and Compensation Committees) consisted of non-executive directors, and the Audit Committee consisted entirely of outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 25, 2015	6 Members (Outside Directors: 5) Nobuaki Usui (Chairperson) Robert Feldman Takeshi Niinami Ryuji Yasuda Hideaki Takahashi Heizo Takenaka	4 Members (Outside Directors: 4) Eiko Tsujiyama (Chairperson) Nobuaki Usui Ryuji Yasuda Heizo Takenaka	5 Members (Outside Directors: 4) Robert Feldman (Chairperson) Eiko Tsujiyama Takeshi Niinami Ryuji Yasuda Hideaki Takahashi
Number of meetings held during fiscal 2015 (Attendance rate)	Four (4) meetings (96%)	Seven (7) meetings (100%)	Nine (9) meetings (90%)

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

Furthermore, the Nominating Committee ensures that composition of the board of directors overall possesses the right balance of knowledge, experience, and expertise, and the diversity of which, by setting certain criteria for the decision making process of directors’ appointment. The Nominating Committee also nominates executive officer candidates to the board of directors following assessment of the candidate’s past experience, knowledge, and his/her fit for the position to execute business decisions in the company’s existing and new businesses.

(Internal Director)

•	An individual with a high degree of expertise in ORIX Group’s business

•	An individual with excellent business judgment and business administration skills

(Outside Director)

•	An individual with a wealth of experience as a business administrator

•	An individual with professional knowledge in fields such as economics, business administration, law and accounting, as they relate to corporate management

•	An individual with extensive knowledge in areas such as politics, society, culture and academics, as they relate to corporate management

The Nominating Committee determines whether the conditions for director independence have been met in accordance with nomination criteria for outside directors, which are:

(1)	No individual may be a principal trading partner*, or an executive officer (including operating officers, hereinafter the same) or employee of a principal trading partner of ORIX Group. If such circumstances existed in the past, one year must have passed since that person’s retirement from such office or employment.

* A “principal trading partner” refers to an entity with a business connection with ORIX Group with a transaction amount equivalent to more than the greater of 2% of consolidated total sales (or consolidated total revenues) or one million U.S. dollars in any fiscal year of the preceding four fiscal years.

(2)	No individual may receive directly a large amount of compensation (10 million yen or higher in a fiscal year) excluding compensation as a director from ORIX Group in any fiscal year of the preceding four fiscal years. Further, any corporation or other entity in which such individual serves as consultant, account specialist or legal expert may not receive a large amount of compensation (equivalent to more than the greater of 2% of consolidated total sales (or consolidated total revenues of ORIX Group) or one million U.S. dollars) from ORIX Group. If such circumstances existed in the past, one year must have passed since that corporation or other entity received such compensation.

(3)	No individuals may be a major shareholder of ORIX (10% or higher of issued shares) or representative of the interests of a major shareholder.

(4)	No individuals may have served as an executive officer of a company having a relationship of concurrent directorship* with ORIX in any fiscal year of the preceding four fiscal years.

* “Concurrent directorship” refers to a relationship in which an executive officer of ORIX or its subsidiaries also serves as a director of a company in which the individual has been an executive officer and an outside director of ORIX.

(5)	No individuals may be a member of the executive board (limited to those who execute business) or be a person executing business (including an officer, corporate member or employee who executes business of the organization) of any organization (including public interest incorporated associations, public interest incorporated foundations and non-profit corporations) that have received a large amount of donation or assistance (annual average of 10 million yen or higher over the past three fiscal years) from the ORIX Group.

(6)	No individuals may have served as an accounting auditor or accounting counselors (kaikei san-yo), a certified public accountant (or a tax accountant) or a corporate member, a partner or an employee of an audit firm (or a tax accounting firm) who personally performed the audit work (excluding engagement as a supporting role) for ORIX Group in any fiscal year of the preceding four years.

(7)	None of the individuals’ family members* falls under any of the following:

i)	A person who was an executive officer or important employee of the ORIX Group during the past three years.

ii)	A person who falls under one of the criteria specified in (1) through (3), (5) and (6) above; provided, however, that criterion (1) is limited to an executive officer, criterion (2) is limited to a corporate member or a partner of the corporation or other entity and criterion (6) is limited to an executive officer or an employee who performs the audit on the ORIX Group in person.

* Family members include a spouse, those related within the second degree by consanguinity or affinity, or other kin living with the outside director.

(8)	There must be no material conflict of interest or any possible conflict of interest that might influence the individual’s judgment in performing their duties as an outside director.

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

Under the Company with Nominating Committees, etc. board model, the directors who compose the Audit Committee are not permitted to be executive officers, executive directors, managers, any other employees or accounting counselors (kaikei san-yo) of the Company or its subsidiaries. Under the Company with Nominating Committees, etc. board model, the Audit Committee generally has powers and duties to monitor the performance of the directors and executive officers in the performance of their responsibilities, as well as the right to propose the appointment or dismissal, or to pass resolutions for refusing reappointment of the Company’s independent certified public accountants at the annual general meeting of shareholders. Any proposal for appointment or dismissal of a certified public accountant needs to be submitted to a general meeting of shareholders for approval. In furtherance of its responsibilities, the Audit Committee has the power to request a report of business operations from any director, executive officer, manager or other employee at any time, and to inspect for itself the details of the Company’s business operations and financial condition.

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

Policies on Auditing and Auditing System

The Audit Committee has established the following five items as its fundamental policies.

•	The Committee shall always emphasize a consolidated management standpoint in auditing.

•

The Committee shall monitor and evaluate the formulation and state of operations of the Group’s internal control systems. In particular, it shall consider the validity and effectiveness of compliance systems, systems to ensure the credibility of financial reporting, and risk management systems.

•

The Committee shall monitor and verify whether directors, executive officers, and employees under the supervision of executive officers are complying with laws, ordinances, and the provisions of the Articles of Incorporation in fulfilling their obligations of loyalty and due diligence, as well as any other legal obligations to the Group.

•

The Committee shall monitor and verify whether executive officers are determining the execution of their duties and carrying out said duties appropriately and efficiently in accordance with basic management policies, medium-term management plans, and other plans and policies established by the Board of Directors.

•

To ensure the fairness and credibility of audits, the Committee shall monitor and verify whether the accounting auditor is maintaining their independent position and conducting appropriate audits as professional experts.

Based on these fundamental policies, the Audit Committee verifies the status of performance of duties and the formulation and state of operations of internal control systems with representative executive officers and the heads of internal control-related and accounting departments, as well as sharing information with the executive officers responsible for the Group Internal Audit Department, the accounting auditor, and others as necessary.

The Auditing function of the Company is as follows.

Function	Number of Personnel	Responsibilities

Audit Committee	4 outside directors	Members evaluate the Company’s internal control systems from the firmly independent standpoint of outside directors.

Audit Committee Secretariat	3 staff

•    In addition to providing the Audit Committee with assist regarding its general operations, the Secretariat is entrusted with aiding the execution of the Committee’s duties and reporting results.

•    The appointment and evaluation of, changes to, and disciplinary action toward the staff of the Audit Committee Secretariat are carried out with the approval of the Audit Committee.

Executive Officers Responsible for Group Internal Audit Department	1 executive officer

•    Support the Audit Committee in collecting information; entrusted by the Audit Committee with attending important meetings within the ORIX Group and accurately reporting information essential to auditing activities to the Audit Committee in a timely manner.

Function	Number of Personnel	Responsibilities
Group Internal Audit Department Group Corporate Auditors	30 staff 15 full-time corporate auditors (as of the end of May 2015)

•    Perform internal audits of the effectiveness of internal control systems, efficiency and effectiveness of operations, compliance, and other factors pertaining to the management of the ORIX Group through a risk-based approach.

•    Jointly monitor critical risk through cooperation with full-time corporate auditors and internal audit functions at group companies.

•    Work to maintain and enhance the ORIX Group’s internal auditing system.

Executive Officers

Under the “Company with Nominating Committees, etc.” board model, and within the scope of laws and ordinances, corporate decisions reached at the board of directors meeting are delegated to the executive officers to accelerate and achieve efficiency of the operation. The representative executive officer makes our important business execution decisions after deliberations by the Investment and Credit Committee (“ICC”) in accordance with the various regulations of the Company. The business execution duties of executive officers are decided by the board of directors and the representative executive officer and these duties are carried out based upon the various regulations of the Company. Group executives are appointed by the board of directors from among directors and executive officers of Group companies.

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

Disclosure Committee

The Disclosure Committee, which plays a key role in our disclosure control, is chaired by the CFO and consists of the executive officers in charge of various departments, including: Corporate Planning Department, Treasury Headquarters, Accounting Headquarters, Risk Management Headquarters, Legal and External Relations Department, Group Compliance Department, Human Resources and Corporate Administration Headquarters, Group Internal Audit Department and Corporate Communications Department. Upon receiving material information from an executive officer of ORIX Group or the person in charge of an ORIX Group company department, the committee discusses whether or not any timely disclosure is necessary, and takes steps to provide appropriate disclosure of such information.

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

In the opinion of management, the provision of non-audit services did not impair the independence of KPMG AZSA LLC.

DIRECTORS

The directors of ORIX as of June 25, 2015 are as follows:

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2015
Makoto Inoue (Oct. 2, 1952)	Director, Representative Executive Officer, President and Chief Executive Officer	Apr. 1975	Joined ORIX	50,318
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Executive Officer
		Jan. 2006	Corporate Senior Vice President
		Jun. 2009	Corporate Executive Vice President
		Jun. 2010	Director Deputy President
		Oct. 2010	Responsible for Investment Banking Headquarters
		Jan. 2011	Representative Executive Officer, President and Chief Operating Officer
		Jan. 2014	Co-Chief Executive Officer
		Jun. 2014	Chief Executive Officer

Kazuo Kojima (Jul. 5, 1956)	Director, Representative Executive Officer, Deputy President and Chief Financial Officer Head of Global Business and Alternative Investment Headquarters Outside Director, Ubiteq, INC.	Apr. 1980	Joined ORIX	32,682
		Apr. 2003	Deputy Head of Real Estate Finance Headquarters
		Feb. 2005	Executive Officer
		Jan. 2007	Corporate Senior Vice President
		Jan. 2008	Corporate Executive Vice President
		Jun. 2008	Director
		Jan. 2010	Head of Domestic Sales Headquarters
		Sep. 2012	Responsible for Investment and Operation Headquarters
		Sep. 2013	Outside Director, Ubiteq, INC.
		Jan. 2014	Responsible for Energy and Eco Services Business Headquarters Head of Global Business and Alternative Investment Headquarters
		Jun. 2015	Representative Executive Officer, Deputy President and Chief Financial Officer

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2015
Yoshiyuki Yamaya (Oct. 20, 1956)	Director, Representative Executive Officer, Deputy President Responsible for Retail Segment Responsible for Retail Business Planning Office Responsible for Concession Business Development Department President, ORIX Credit Corporation	Apr. 1980	Joined ORIX	25,800
		Apr. 2001	General Manager of Office of the President
		Feb. 2005	Group Executive
		Aug. 2006	Executive Officer
		Jan. 2008	Group Senior Vice President
		Jan. 2009	Corporate Senior Vice President
		Jun. 2009	Director Corporate Executive Vice President
		Jan. 2014	Responsible for Special Investments Group Responsible for Finance Department
		Jun. 2014	Special Advisor to CEO Responsible for Group Retail Business Responsible for Retail Business Planning Office President, ORIX Credit Corporation
		Jun. 2015	Representative Executive Officer, Deputy President Responsible for Retail Segment Responsible for Concession Business Development Department

Tamio Umaki (Jan. 16, 1948)	Director, Deputy President and Chief Information Officer Head of Human Resources and Corporate Administration Headquarters Responsible for Secretarial Office	Apr. 1972	Joined ORIX	35,736
		Mar. 1999	Head of Tohoku Area
		Jun. 1999	Executive Officer
		Jan. 2002	Group Executive
		Jan. 2007	Group Senior Vice President
		Oct. 2008	Corporate Senior Vice President Chief Information Officer
		Jan. 2009	Head of Human Resources and Corporate Administration Headquarters
		Jun. 2010	Corporate Executive Vice President
		Jun. 2011	Director
		Jun. 2013	Deputy President
		Sep. 2013	Responsible for Group Legal and Compliance Department Responsible for Group Internal Audit Department
		Oct. 2013	Responsible for Group Compliance Department
		Jan. 2014	Responsible for Secretarial Office

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2015
Katsunobu Kamei (Jul. 8, 1957)	Director, Corporate Executive Vice President Responsible for Corporate Financial Services Segment and Maintenance Leasing Segment President, ORIX Auto Corporation	Apr. 1980	Joined ORIX	16,275
		Feb. 2005	Deputy Head of Kinki Sales Headquarters
		Jan. 2008	Executive Officer
		Jan. 2010	Domestic Sales Headquarters: Head of Kinki Sales
		Jan. 2011	Group Senior Vice President President, ORIX Auto Corporation
		Jun. 2014	Director Corporate Executive Vice President Head of Domestic Sales Headquarters
		Jun. 2015	Responsible for Corporate Financial Services Segment and Maintenance Leasing Segment

Yuichi Nishigori (Jan. 28, 1957)	Director, Corporate Senior Vice President Head of Energy and Eco Services Business Headquarters Outside Director, Ubiteq, INC.	Apr. 1980	Joined The Industrial Bank of Japan, Limited (currently, Mizuho Bank, Ltd.)	12,833
		Apr. 2003	Joined ORIX
		Jan. 2007	Deputy Head of Alternative Investment and Development Headquarters
		Jan. 2009	Executive Officer
		Apr. 2011	Deputy Head of Investment Banking Headquarters
		Sep. 2011	Acting Head of Investment and Operation Headquarters
		Jan. 2012	Head of Investment and Operation Headquarters
		Sep. 2012	Outside Director, Ubiteq, INC.
		Jan. 2014	Corporate Senior Vice President Head of Energy and Eco Services Business Headquarters
		Jun. 2015	Director

Hideaki Takahashi (Mar. 22, 1948)	Non-Executive Director, Professor, Graduate School of Media and Governance at Keio University Outside Director, Fukuoka Financial Group, Inc.	Aug. 1974	Joined NCR Corporation	0
		Mar. 1992	Deputy President and Representative Director, NCR Japan, Ltd.
		Dec. 1997	Senior Deputy President, NCR Corporation, Chairman and Representative Director, NCR Japan, Ltd.
		Mar. 2000	Deputy President and Representative Director, Fuji Xerox Co., Ltd.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2015
		Jan. 2006	Professor, Graduate School of Media and Governance at Keio University
		Nov. 2006	Part-time Advisor, ORIX
		Apr. 2007	Outside Director, Fukuoka Financial Group, Inc.
		Jun. 2014	Non-Executive Director, ORIX Special Advisor to CEO

Eiko Tsujiyama (Dec. 11, 1947)	Outside Director Professor, Faculty of Commerce at Waseda University Corporate Auditor, Mitsubishi Corporation Corporate Auditor, Lawson, Inc. Audit & Supervisory Board Member, NTT DOCOMO, Inc. Audit & Supervisory Board Member, Shiseido Company, Limited	Apr. 1974	Certified Public Accountant	0
		Aug. 1980	Assistant Professor, College of Humanities at Ibaraki University
		Apr. 1985	Assistant Professor, School of Economics at Musashi University
		Apr. 1991	Professor, School of Economics at Musashi University
		Apr. 1996	Dean, School of Economics at Musashi University
		Apr. 2003	Professor, School of Commerce and the Graduate School of Commerce at Waseda University
		Sep. 2004	Professor, Faculty of Commerce at Waseda University
		Jun. 2008	Corporate Auditor, Mitsubishi Corporation
		Jun. 2010	Outside Director, ORIX
		Sep. 2010	Dean, Graduate School of Commerce at Waseda University
		May 2011	Corporate Auditor, Lawson, Inc.
		Jun. 2011	Audit & Supervisory Board Member, NTT DOCOMO, Inc.
		Jun. 2012	Audit & Supervisory Board Member, Shiseido Company, Limited

Robert Feldman (Jun. 12, 1953)	Outside Director Managing Director and Chief Economist, Morgan Stanley MUFG Securities Co., Ltd.	Oct. 1983	Economist, International Monetary Fund	0
		May 1989	Chief Economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
		Feb. 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2015
		Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Jun. 2010	Outside Director, ORIX
		Jul. 2012	Managing Director, Chief Economist and Head of Fixed Income Research, Morgan Stanley MUFG Securities Co., Ltd.
		Mar. 2014	Managing Director and Chief Economist, Morgan Stanley MUFG Securities Co., Ltd.

Takeshi Niinami (Jan. 30, 1959)	Outside Director President and Chief Executive Officer, Member of the Board, Representative Director, Suntory Holdings Limited. Outside Director, ACCESS, Co., Ltd. Outside Director, Mitsubishi Motors Corporation	Jun. 1995	President, Sodex Corporation (currently LEOC Co., Ltd.)	0
		Apr. 2001	Unit Manager, Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
		May 2002	President, Representative Director and Executive Officer, Lawson, Inc.
		Mar. 2005	President, Representative Director and CEO, Lawson, Inc
		Apr. 2006	Outside Director, ACCESS Co., Ltd.
		Jun. 2010	Outside Director, ORIX
		May 2013	Representative Director and CEO, Lawson, Inc.
		May 2014	Chairman and Representative Director, Lawson, Inc. Chairman and Member of the Board, Lawson, Inc.
		Jun. 2014	Outside Director, Mitsubishi Motors Corporation
		Oct. 2014	President and Chief Executive Officer, Member of the Board, Representative Director, Suntory Holdings Limited.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2015
Nobuaki Usui (Jan. 1, 1941)	Outside Director Corporate Auditor, KONAMI CORPORATION	May 1995	Director-General of the Tax Bureau, Ministry of Finance	0
		Jan. 1998	Commissioner, National Tax Agency
		Jul. 1999	Administrative Vice Minister, Ministry of Finance
		Jan. 2003	Governor and CEO, National Life Finance Corporation (currently Japan Finance Corporation)
		Dec. 2008	Chairman, The Japan Research Institute, Limited
		Jun. 2011	Corporate Auditor of KONAMI CORPORATION
		Jun. 2012	Outside Director, ORIX

Ryuji Yasuda (Apr. 28, 1946)	Outside Director Outside Director, Daiwa Securities Group Inc. Outside Director, Fukuoka Financial Group, Inc. Outside Director, Yakult Honsha Co., Ltd.	Jun. 1991	Director, McKinsey & Company	0
		Jun. 1996	Chairman, A.T. Kearney, Asia
		Jun. 2003	Chairman, J-Will Partners, Co., Ltd. Outside Director, Daiwa Securities Group Inc.
		Apr. 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
		Apr. 2007	Outside Director, Fukuoka Financial Group, Inc.

		Jun. 2009	Outside Director, Yakult Honsha Co., Ltd.

		Jun. 2013	Outside Director, ORIX

Heizo Takenaka (Mar. 3, 1951)	Outside Director Professor, Faculty of Policy Management at Keio University Chairman and Director, PASONA Group Inc. Director, Global Security Research Institute at Keio University Director, Academyhills	Apr. 1990	Assistant Professor, Faculty of Policy Management at Keio University	0
		Apr. 1996	Professor, Faculty of Policy Management at Keio University
		Apr. 2001	Minister of State for Economic and Fiscal Policy
		Sep. 2002	Minister of State for Financial Services and for Economic and Fiscal Policy
		Jul. 2004	Elected to House of Councillors
		Sep. 2004	Minister of State for Economic and Fiscal Policy and Communications and Privatization of Postal Services

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2015
		Oct. 2005	Minister for Internal Affairs and Communications and Privatization of Postal Services
		Nov. 2006	Director, Global Security Research Institute at Keio University
		Dec. 2006	Director, Academyhills
		Aug. 2009	Chairman and Director, PASONA Group Inc.
		Apr. 2010	Professor, Faculty of Policy Management at Keio University
		Jun. 2015	Outside Director, ORIX

Note:	All ORIX directors are engaged full-time except Hideaki Takahashi, Eiko Tsujiyama, Robert Feldman, Takeshi Niinami, Nobuaki Usui, Ryuji Yasuda and Heizo Takenaka.

EXECUTIVE OFFICERS

The executive officers of the ORIX Group as of June 25, 2015, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Shareholdings as of June 25, 2015
Hiroaki Nishina	Vice Chairman	Group Kansai Representative Real Estate Segment Chairman, ORIX Real Estate Corporation President, ORIX Baseball Club Co., Ltd.	44,798
Shintaro Agata	Corporate Executive Vice President	Treasury Headquarters	40,900
Eiji Mitani	Corporate Senior Vice President	Kinki Sales Headquarters Group Kansai Deputy Representative	13,100
Takao Kato	Corporate Senior Vice President	Accounting Headquarters President, ORIX Management Information Center Corporation	14,256
Kazutaka Shimoura	Corporate Senior Vice President	Risk Management Headquarters	6,540
Hideto Nishitani	Corporate Senior Vice President	Chairman and President, ORIX USA Corporation	20,699
Tetsuo Matsumoto	Corporate Senior Vice President	Real Estate Headquarters Finance Department President, ORIX Real Estate Corporation	11,600
Kiyoshi Fushitani	Corporate Senior Vice President	Global Transportation Services Headquarters East Asia Business Headquarters	1,500

Name	Title	Areas of duties	Shareholdings as of June 25, 2015
Satoru Katahira	Corporate Senior Vice President	OQL Business and Regional Business Headquarters Sales Promotion Headquarters IT Planning Office	14,253
Shigeki Seki	Executive Officer	Human Resources and Corporate Administration Headquarters	19,825
Tetsuro Masuko	Executive Officer	District Sales Headquarters	26,264
Shuji Irie	Executive Officer	Investment and Operation Headquarters	914
Satoru Matsuzaki	Executive Officer	Business Development Department I and II Tokyo Sales Headquarters	6,514
Tsukasa Kimura	Executive Officer	Energy and Eco Services Business Headquarters	7,139
Hiroshi Nishio	Executive Officer	Global Business and Alternative Investment Headquarters	1,008
Masaaki Kawano	Executive Officer	Special Assistant to CFO Corporate Planning Department Corporate Communications Department Legal and External Relations Department Robeco Group	1,902
Hiroko Yamashina	Executive Officer	Group Compliance Department Group Internal Audit Department	32,700
Ryuhei Sakamoto	Executive Officer	Treasury Headquarters	8,379
Masatoshi Kemmochi	Group Senior Vice President	Vice Chairman, ORIX Real Estate Corporation	20,137
Yasuyuki Ijiri	Group Executive	Deputy President, ORIX Auto Corporation	20,618

Note:	Name on the family register of Hiroko Yamashina is Hiroko Arai.

EMPLOYEES

As of March 31, 2015, we had 31,035 full-time employees, compared to 25,977 as of March 31, 2014 and 19,043 as of March 31, 2013. We employ 2,567 staff in the Corporate Financial Services segment, 2,642 staff in the Maintenance Leasing segment, 4,359 staff in the Real Estate segment, 11,402 staff in the Investment and Operation segment, 2,163 staff in the Retail segment, 6,727 staff in the Overseas Business segment and 1,175 staff as part of our headquarters function as of March 31, 2015. With the exception of the Overseas Business segment, all other staff are located in Japan. As of March 31, 2015, we had 24,548 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

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

ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥4,952 million, ¥6,478 million and ¥13,032 million in fiscal 2013, 2014 and 2015, respectively.

SHARE OWNERSHIP

As of June 25, 2015, the directors, executive officers and group executives of the Company directly held an aggregate of 486,690 Shares, representing 0.04% of the total Shares issued as of such date.

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

Compensation for directors, executive officers and group executives in fiscal 2015 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Performance- linked compensation (Number of people)	Share component of compensation (Number of people)	Special bonus for long service and contribution (Number of people)	Total compensation
Non-Executive Director and Outside Director	93	—	—	—	93
	(7)	(—)	(—)	(—)
Executive Officer and Group Executive	895	375	1,078	4,469	6,819
	(30)	(30)	(2)	(1)
Total	989	375	1,078	4,469	6,912
	(37)	(30)	(2)	(1)

Compensation for Makoto Inoue, Representative Executive Officer, President and Chief Executive Officer of ORIX, for fiscal 2015 was ¥96 million in fixed compensation and ¥43 million in performance-linked compensation.

Compensation for Yoshihiko Miyauchi, currently Senior Chairman of ORIX, as Representative Executive Officer, Chairman and Chief Executive Officer of ORIX for fiscal 2015 was ¥38 million in fixed compensation, ¥9 million in performance-linked compensation, ¥953 million in share component of compensation and ¥4,469 million in special bonus for his long service and contribution.

Compensation for Katsutoshi Kadowaki, currently Chairman and Representative Executive Officer of DAIKYO INCORPORATED, as Corporate Executive Vice President of ORIX for fiscal 2015 was ¥9 million in fixed compensation, ¥1 million in performance-linked compensation and ¥124 million in share component of compensation.

The Compensation Committee sets the following “Policy of Determining Compensation of Directors and Executive Officers.”

Policy of Determining Compensation of Directors and Executive Officers

Our business objective is to increase shareholder value over the medium and long term. We believe in each director and executive officer responsibly performing his or her duties and in the importance of cooperation among different business units in order to achieve continued growth of ORIX Group. The Compensation Committee believes that in order to accomplish such business objectives, directors and executive officers should place emphasis not only on performance during the current fiscal year, but also on medium- and long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, we take such factors into account when making decisions regarding the compensation system and compensation levels for our directors and executive officers. Taking this basic policy into consideration, we have established separate policies for the compensation of directors of executive officers in accordance with their respective roles.

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

Fixed compensation is, in principal, a certain amount that is added to the compensation of the chairperson and member of each committee. Share-based compensation reflecting medium- to long-term performance is granted in the form of ORIX’s shares, which is calculated based on the number of points earned and accumulated by the individual while in office until retirement. In addition, the Company strives to maintain a competitive level of compensation with director compensation according to the role fulfilled, and receives third-party research reports on director compensation for this purpose.

Compensation Policy for Executive Officers

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while also incorporating a component that is linked to current period business performance. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on positions and duties performed, a performance-linked component, and a shares component of compensation* as described above.

Fixed compensation is decided for each individual based on a standard amount for each position. Compensation linked to business performance uses the level of achievement of the net income target as a performance indicator, adjusting the level-based standard amount within the range of 0% to 200%. Share-based compensation reflecting medium- to long-term performance is granted as a certain number of points based on a standard amount for each position while in office, and the actual number of ORIX’s shares granted to such individual executive officer’s is calculated based on the number of points earned and accumulated by the individual while in office until retirement. In addition, based on the outcome of a third-party compensation research agency investigation, the Company strives to maintain a competitive level of compensation with executive officer compensation functioning as an effective incentive.

*	In June 2005, we introduced the shares component of compensation, which is a program in which points are annually allocated to directors and executive officers based upon prescribed standards while in offices, and the actual number of ORIX’s shares calculated based on the number of accumulated points is provided at the time of retirement. In July 2014, we started to provide these shares through “ The Board Incentive Plan Trust”**. Points granted to the members of each position are determined based on title and seniority in accordance with guidelines set by the Compensation Committee. The Compensation Committee has not set a fixed term in which directors and executive officers must retain the shares after their retirement. The Compensation Committee may restrict the awarding of stock-based compensation to directors and executive officers in the event that they engage in inappropriate behavior while in office that would inflict harm on the Company.
**	The Company entrusts money and establishes a trust (the “Board Incentive Plan Trust”) and this trust acquires ORIX’s shares, to provide directors and executive officers at the time of retirement, from the stock market using money contributed in advance.

In addition, in June 2005 we established guidelines for ownership of our shares for directors, executive officers and group executives.

The total number of points of the shares component of compensation granted to directors, executive officers and group executives for fiscal 2015 is equivalent to 364,500 points. Under this system, ¥1,078 million, which is equivalent to 650,000 points accumulated up to the time of retirement, was paid to executive officers who retired during fiscal 2015. As a result, the balance to directors, executive officers and group executives as of March 31, 2015 was 1,758,042 points.

Special bonus for long service and contribution is granted to those that made exceptional contribution during their terms in the office as both directors and executive officers. The payment of the special bonus is made at the time of the recipient’s retirement. To whom and in what amount such special bonus is granted are decided by the compensation committee based on its prescribed standard.

There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of employment.

The following table shows the names of directors, executive officers and group executives who received stock options, and the numbers of Shares for which they were granted options, under the stock option plans for each year from 2005 to 2008. No stock options were granted for each year from 2009 to 2015. Each unit of the Shares has one vote. We have not issued any preferred shares.

Titles for each individual as of June 25, 2015, unless otherwise described, are as follows:

Name	Title	2005–2008 stock option plans
Makoto Inoue	Director, President and Chief Executive Officer	59,000
Kazuo Kojima	Director, Deputy President and Chief Financial Officer	59,000
Yoshiyuki Yamaya	Director, Deputy President	55,000
Tamio Umaki	Director, Deputy President	59,000
Katsunobu Kamei	Director, Corporate Executive Vice President	37,000
Yuichi Nishigori	Director, Corporate Senior Vice President	22,400
Hideaki Takahashi	Non-Executive Director	0
Eiko Tsujiyama	Outside Director	0
Robert Feldman	Outside Director	0
Takeshi Niinami	Outside Director	0
Nobuaki Usui	Outside Director	0
Ryuji Yasuda	Outside Director	0
Heizo Takenaka	Outside Director	0
Hiroaki Nishina	Vice Chairman	110,000
Shintaro Agata	Corporate Executive Vice President	66,000
Eiji Mitani	Corporate Senior Vice President	61,000
Takao Kato	Corporate Senior Vice President	19,400
Kazutaka Shimoura	Corporate Senior Vice President	19,800
Hideto Nishitani	Corporate Senior Vice President	11,200
Tetsuo Matsumoto	Corporate Senior Vice President	59,000
Kiyoshi Fushitani	Corporate Senior Vice President	0
Satoru Katahira	Corporate Senior Vice President	14,000
Shigeki Seki	Executive Officer	13,200
Tetsuro Masuko	Executive Officer	13,600
Shuji Irie	Executive Officer	0
Satoru Matsuzaki	Executive Officer	11,600
Tsukasa Kimura	Executive Officer	23,800
Hiroshi Nishio	Executive Officer	9,200
Masaaki Kawano	Executive Officer	9,200
Hiroko Yamashina	Executive Officer	11,600
Ryuhei Sakamoto	Executive Officer	10,400
Masatoshi Kemmochi	Group Senior Vice President	32,000
Yasuyuki Ijiri	Group Executive	9,200

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

Our shareholders approved stock option plans at the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, under which Shares were purchased from the open market and were held by ORIX for transfer to directors and executive officers and some employees of ORIX upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executives and certain employees of our subsidiaries and affiliates. From 2009 to 2015, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

Options granted under stock option plans generally expire one year after the termination of the option holder’s service with ORIX Group.

An outline of the stock option plans authorized since 2005 is as follows:

	Shares granted	Exercise price per Share	Option expiration date
2005 Stock Acquisition Rights Plan	4,774,000	¥1,891	June 21, 2015
2006 Stock Acquisition Rights Plan	1,942,000	¥2,962	June 20, 2016
2007 Stock Acquisition Rights Plan	1,449,800	¥3,101	June 22, 2017
2008 Stock Acquisition Rights Plan	1,479,000	¥1,689	June 24, 2018

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2015.

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

Name	Number of Shares held	Percentage of Issued shares
	(Thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	110,694	8.36
The Master Trust Bank of Japan, Ltd. (Trust Account)	78,847	5.95
JP Morgan Chase Bank 380055	78,308	5.91
The Chase Manhattan Bank 385036	37,578	2.83
Japan Trustee Services Bank, Ltd. (Trust Account 9)	36,137	2.73
State Street Bank and Trust Company	28,903	2.18
State Street Bank and Trust Company 505225	23,254	1.75
The Bank of New York Mellon SA/NV 10	20,056	1.51
State Street Bank West Client treaty 505234	17,606	1.33
CITIBANK, N.A. -N.Y , AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	16,659	1.25

ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2015, the percentage of issued Shares held by overseas corporations and individuals was 59.44%. On March 31, 2015, approximately 3,329,773 ADSs were outstanding (equivalent to 16,648,865 or approximately 1.26% of ORIX’s issued Shares as of that date). As of March 31, 2015, all our ADSs were held by two record holders in the United States.

In March 2015, we received a copy of a filing made by Fidelity Group to the Kanto Local Finance Bureau on March 6, 2015 indicating that FMR LLC held 67,237,277 Shares, representing 5.08% of ORIX’s outstanding Shares, as part of Fidelity Group’s assets under management.

In February 2015, we received a copy of a filing made by Sumitomo Mitsui Trust Group to the Kanto Local Finance Bureau on February 19, 2015 indicating that Sumitomo Mitsui Trust Group, primarily through Sumitomo Mitsui Trust Bank, held 70,593,600 Shares, representing 5.33% of ORIX’s outstanding Shares, as part of Sumitomo Mitsui Trust Group’s assets under management.

In February 2015, we received a copy of a filing made by BlackRock Inc. to Securities and Exchange Commission on February 2, 2015 indicating that BlackRock Inc. held 79,372,456 Shares, representing 6.0% of ORIX’s outstanding Shares, as part of BlackRock’s assets under management.

In November 2014, we received a copy of a filing made by Capital Group to the Kanto Local Finance Bureau on November 21, 2014 indicating that Capital Group, primarily through Capital Research and Management Company, held 96,405,640 Shares, representing 7.28% of ORIX’s outstanding Shares, as part of Capital Group’s assets under management.

In November 2014, we received a copy of a filing made by JP Morgan Group to the Kanto Local Finance Bureau on November 7, 2014 indicating that JP Morgan Group, primarily through JP Morgan Asset Management (Japan) Limited, held 56,031,959 Shares, representing 4.23% of ORIX’s outstanding Shares, as part of JP Morgan Group’s assets under management.

RELATED PARTY TRANSACTIONS

To our knowledge, no person beneficially owns 5% or more of any class of the Shares that might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with the Fidelity Group, the Capital Group, the Sumitomo Mitsui Trust Holdings, the JP Morgan Group, the BlackRock Group or other shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe that we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

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

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph other than those listed in the table below. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥8,572 million as of March 31, 2015 and did not exceed ¥12,000 million at any time during fiscal 2015.

Each of these loans was made in the ordinary course of business. The following table describes, for each related party borrower, the applicable interest rate (or range of interest rates), the largest aggregate amount outstanding during fiscal 2015 and the aggregate amount outstanding as of March 31, 2015.

Related Party	The largest aggregate amount outstanding during fiscal 2015	Aggregate amount outstanding as of March 31, 2015	Interest rate
	(Millions of yen)		(%)
Flexible Energy Service Co., Ltd.	¥35	¥26	6.0
Plaza Sunroute Co	1,288	1,196	3.5
Sharp Office Rental Corporation	1	0	5.6
THE CHUGIN LEASE CO., LTD.	1,200	971	1.1
ORIX JREIT Inc.	3,500	1,000	0.7 – 0.9
YM Leasing Corporation	377	308	1.1
SHIGAGIN LEASE CAPITAL CO., LTD.	1,126	19	0.7 – 1.0
Torigin Leasing Corporation	279	154	1.0 – 1.2
TOMONY Lease, Inc.	300	220	1.0
BAROQUE JAPAN Ltd.	66	56	4.4
Hyakugo Leasing Company Limited	90	70	0.8
Dragon Wealth Development Limited	970	0	2.2 – 2.3
Magix Airlease Limited	4,033	4,033	8.0
Aisling Airlease Ltd.	238	14	8.0
Tsubaki Marine S.A.	328	328	1.0
Sazanka Marine S.A.	190	0	1.0
Taurusky Shipping S.A.	775	0	1.0
TOKYOYAMAKI CO., Ltd.	85	85	2.7
Yamatojuken	23	0	3.9
S-cubism Holdings Inc.	100	92	1.5
Hiroshi Nishio*	23	0	1.5

*	We extended one “Flat 35” to Hiroshi Nishio, an executive officer, in May 2014 with a principal amount less than ¥23 million. Flat 35 is a housing loan with a fixed interest rate offered in conjunction with and securitized by the Japan Housing Finance Agency (“JHF”). Material terms of a Flat 35, including the range of interest that may be charged, are fixed by JHF. This Flat 35 was fully sold to JHF on the day of its extension and securitized by JHF shortly thereafter. As of the date of this filing, no amount of this Flat 35 is included in our loan balances. We extended this Flat 35 in the ordinary course of business, and the Flat 35 is of the same type that we make available to the public and was made on market terms.

One of our subsidiaries, ORIX Living Corporation is party to a customer referral agreement with I Seeds Corporation (“I Seeds”). A son of Yoshihiko Miyauchi, Senior Chairman, is a representative director of I Seeds.

Although the agreement and related transactions were made in the ordinary course of business and are not material to us, they may be material to I Seeds. ORIX Living Corporation had four transactions with I Seeds. The total fees ORIX Living Corporation paid under the agreement for fiscal 2015 was less than ¥2 million.

We are party to various real estate transactions with ORIX JREIT Inc. (“ORIX JREIT”). We hold ORIX JREIT shares and it is an affiliated company. Our transactions with ORIX JREIT primarily relate to the purchase of our rental properties by ORIX JREIT. These transactions were effected at fair prices based on third-party appraisals, and were valued less than ¥25,200 million in the aggregate for fiscal 2015. We also entered into certain ordinary course of business transactions with ORIX JREIT. These transactions are not material to us, although they may be material to ORIX JREIT.

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

TOKYO STOCK EXCHANGE PRICE PER SHARE

	Price per Share (¥)		Translated into dollars per ADS
	High	Low	High	Low
Fiscal Year ended March 31, 2011	945	741	57	35
Fiscal Year ended March 31, 2012	846	555	54	37
Fiscal Year ended March 31, 2013	1,217	642	65	41
Fiscal Year ended March 31, 2014
First fiscal quarter	1,638	1,152	80	61
Second fiscal quarter	1,657	1,327	84	68
Third fiscal quarter	1,873	1,482	92	77
Fourth fiscal quarter	1,840	1,361	88	67
Fiscal Year ended March 31, 2015
First fiscal quarter	1,679	1,340	83	66
Second fiscal quarter	1,706	1,513	84	69
Third fiscal quarter	1,662.5	1,300.0	73	61
Fourth fiscal quarter	1,788.5	1,312.5	75	57
Recent Six Months
December 2014	1,639.5	1,449.0	68	62
January 2015	1,523.5	1,367.0	63	58
February 2015	1,696.5	1,312.5	71	57
March 2015	1,788.5	1,644.0	75	68
April 2015	1,977.0	1,687.0	83	71
May 2015	1,974.5	1,837.5	81	76

NEW YORK STOCK EXCHANGE

The ADS are listed on the New York Stock Exchange under the symbol “IX.”

One ADSs represents five shares. On March 31, 2015, approximately 3,329,773 ADSs were outstanding. This is equivalent to 16,648,865 or approximately 1.26% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by two record holders in the United States.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

	Price per ADS ($)		Average daily trading volume (shares)
	High	Low
Fiscal Year ended March 31, 2011	56.78	34.53	20,334
Fiscal Year ended March 31, 2012	54.23	36.94	26,119
Fiscal Year ended March 31, 2013	64.53	41.28	12,818
Fiscal Year ended March 31, 2014
First fiscal quarter	80.38	61.24	28,277
Second fiscal quarter	83.55	67.96	12,776
Third fiscal quarter	91.83	76.58	17,991
Fourth fiscal quarter	87.98	66.67	26,047
Fiscal Year ended March 31, 2015
First fiscal quarter	83.04	66.25	16,265
Second fiscal quarter	84.27	69.00	16,618
Third fiscal quarter	73.36	60.79	26,798
Fourth fiscal quarter	74.69	57.04	26,984
Recent Six Months
December 2014	67.67	61.87	30,888
January 2015	63.07	57.53	27,499
February 2015	70.73	57.04	26,857
March 2015	74.69	67.93	26,240
April 2015	82.78	71.26	35,910
May 2015	80.84	76.38	50,455

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

For changes in the number of shares issued for the past three fiscal years, see Note 21 of “Item 18. Financial Statements.”

Under the Act on Book-Entry Transfer of Corporate Bonds, Shares, Etc. of Japan and regulations thereunder, or the Book-Entry Law, in Japan, every share which is listed on any of the stock exchanges in Japan shall be transferred and settled only by the central clearing system provided by Japan Securities Depository Center, Inc. (“JASDEC”) and all Japanese companies listed on any Japanese stock exchange no longer issue share certificates. Shareholders of listed shares must have accounts at account management institutions to hold their shares unless such shareholder has an account at JASDEC, and any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded in the transferee’s account at an account managing institution under the Book-Entry Law. The holder of an account at an account managing institution is presumed to be the legal owner of the shares recorded in such account. Under the Companies Act and the Book-Entry Law, in order to assert shareholders’ rights against us, the transferee must have his or her name and address registered on our Register of Shareholders, except in limited circumstances. Foreign shareholders may file specimen signatures in lieu of seals. Nonresident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan. The registration of transfer and the application for reduced withholding tax on dividends can usually be handled by a standing proxy. See “Taxation—Japanese Taxation.” Japanese securities companies and commercial banks customarily will act as standing proxies and provide related services for standard fees.

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

Settlement of transactions for shares listed on any of the stock exchanges in Japan will normally be effected on the fourth trading day from and including the transaction date. Settlement in Japan shall be made through JASDEC as described above.

Distributions of Surplus

Ordinary Dividends and Interim Dividends may be distributed by us in cash to shareholders or pledgees of record as of March 31 (in the case of Ordinary Dividends) or September 30 (in the case of Interim Dividends) of each year in proportion to the number of shares held by each shareholder or registered pledgee, as the case may be.

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

Under our Articles of Incorporation, if Ordinary Dividends are distributed for common shares, we treat the shareholders or share pledgees registered or recorded on the Register of Shareholders as of March 31 of each year as the people having rights to receive such dividends. In case of the distribution of Interim Dividends, we distribute these to the shareholders or share pledgees registered or recorded on the Register of Shareholders as of September 30 each year. Dividends or other distributable assets shall not incur interest thereon. If the relevant distributed assets are not received within a full three years from the date on which the distribution of relevant distributed assets became effective, we may be released from its obligation to distribute such assets.

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

If we have prepared interim financial statements as described below after the end of the last fiscal year, and if such interim financial statements have been approved by our board of directors or (if so required) by a general meeting of our shareholders, then the distributable amount must be adjusted to take into account the amount of profit or loss as set forth in ordinances of the Ministry of Justice, and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. Under the Companies Act, we are permitted to prepare nonconsolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements prepared by us must be reviewed by our accounting auditor, as required by an ordinance of the Ministry of Justice.

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

We may at any time transfer the whole or any part of our additional paid-in capital and legal reserve to stated capital by a resolution of a general meeting of shareholders. The whole or any part of surplus which may be distributed as Ordinary Dividends or Interim Dividends may also be transferred to stated capital by a resolution of a general meeting of shareholders. We may, by a resolution of a general meeting of shareholders (in the case of the reduction of stated capital, a special resolution of a general meeting of shareholders, see “Voting Rights”) reduce stated capital, additional paid-in capital and/or legal reserve.

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

Record Date of Register of Shareholders

As stated above, March 31 is the record date for the payment of Ordinary Dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice. Under the Book-Entry Law, JASDEC is required to give us a notice of the names and addresses of the shareholders, the number of shares held by them and other relevant information as of each such record date, and the register of our shareholders shall be updated accordingly.

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

MATERIAL CONTRACTS

On April 28, 2014, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), a subsidiary of the Company, entered into an agreement to purchase all issued shares of Hartford Life Insurance K.K. (hereinafter, “HLIKK”) held by Hartford Life, Inc. On July 1, 2014, ORIX Life Insurance completed the acquisition of HLIKK. As a result, HLIKK has become a consolidated subsidiary of the Company.

For more information about the acquisition of HLIKK and the terms of the agreement entered in connection therewith, see Note 3 (3) of “Item 18. Financial Statements.”

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

DIVIDEND POLICY AND DIVIDENDS

ORIX has paid dividends on the Shares on an annual basis in each year since 1967. With the adoption of a “Company with Committees” board model in June 2003, the board of directors has been responsible for setting the annual dividend per common share since the fiscal year ended March 31, 2004. The board of directors approves annual dividends at the board of directors’ meeting customarily held in May of each year. Following such approval, dividends are paid to holders of record as of the preceding March 31. We have decided to implement interim dividend starting from the fiscal year ended March 31, 2016 (dividend calculation based on the retained earnings recorded on September 30, 2015).

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

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS
March 31, 2011	8.00	0.49
March 31, 2012	9.00	0.57
March 31, 2013	13.00	0.64
March 31, 2014	23.00	1.12
March 31, 2015	36.00	1.45

ORIX aims to increase shareholder value by utilizing the profits earned from business activities that were secured primarily as retained earnings, by strengthening its business foundation and investing for growth. At the same time, ORIX expects to make steady and sustainable distribution of dividends that reflect its business performance.

Based on this basic policy, the annual dividend is raised to 36 yen per share in fiscal 2015 from 23 yen per share in the fiscal 2014.

In share buyback decisions, ORIX will take into account the adequate level of retained earnings and act flexibly by considering factors such as changes in the business environment, trend in stock prices, and the company’s financial condition.

For the next fiscal year that ends on March 31, 2016, emphasis is placed upon the optimal balance between securing capital for investment in future profit growth and return to the shareholders. Furthermore, dividend distribution is scheduled twice a year with an interim dividend and a year-end dividend. The interim dividend for the next fiscal year is projected at 22 yen per share. The year-end dividend for the next fiscal year is to be determined.

Pursuant to the amendment to the Act on Special Measures Concerning Taxation, dividends paid to U.S. Holders of Shares or ADSs are generally subject to a Japanese withholding tax. The tax rate can be found in “Item 10 TAXATION, JAPANESE TAXATION—Shares.”

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

Taxation of Distributions

Subject to the PFIC rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we expect to be a PFIC, dividends paid by us will not be eligible for the preferential dividend tax rate otherwise available to certain non-corporate U.S. Holders. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Japanese taxes, as discussed above under “Taxation—Japanese Taxation—Shares.” The amount of the dividend will be treated as foreign source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

If the Shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of Shares or ADSs would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Shares or ADSs are traded on a qualified exchange for at least 15 days during each calendar quarter. A “qualified exchange” includes the NYSE on which our ADSs are traded and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service (“IRS”) has not yet identified specific foreign exchanges that are “qualified” for this purpose. Under current law, the mark-to market election may be available to holders of ADSs because the ADSs will be listed on the NYSE, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. However, even if a U.S. Holder makes a mark-to-market election with respect to our Shares or ADSs, a U.S. Holder will not be able to make a mark-to-market election with respect to any of our subsidiaries that are PFICs.

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

Interest Rate Risk

Many of our assets and liabilities are composed of floating and fixed rate assets and liabilities. Movements in market interest rates affect gains and losses. Accordingly, we endeavor to reduce interest rate risk through techniques such as funding interest rate bearing assets through liabilities with similar interest rate characteristics, e.g., financing floating-rate assets with floating-rate liabilities and financing fixed-rate assets with fixed-rate liabilities.

We manage asset liability through various methods including conducting gains and losses impact analysis and balance sheet fair value analysis when market interest rates fluctuate, constructing balance sheets for fixed rate assets and liabilities, and those for floating rate, testing interest rate sensitivities.

The table of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and long- and short-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2015 were: 3.9% for installment loans, 1.6% for investment in securities (floating and fixed rate), 1.4% for long- and short-term debt and 0.3% for deposits. As of March 31, 2015, the average payment rate of interest rate swaps was 1.0% and the average receipt rate was 1.6%. The average interest rates of financial instruments as of March 31, 2014 were: 4.0% for installment loans, 1.4% for investments in securities (floating and fixed rate), 1.6% for long- and short-term debt and 0.4% for deposits. As of March 31, 2014, the average payment rate of interest rate swaps was 1.1% and the average receipt rate was 1.9%. As of March 31, 2015, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2014. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY

NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2015 Estimated Fair Value
	Year ended and ending March 31,
	2016	2017	2018	2019	2020
	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥263,340	¥118,998	¥95,497	¥85,142	¥57,889	¥238,644	¥859,510	¥855,969
Average interest rate	4.9%	6.3%	6.4%	6.8%	6.8%	4.9%	5.6%	—
Installment loans (floating rate)	¥181,841	¥138,181	¥124,113	¥137,450	¥126,376	¥868,291	¥1,576,252	¥1,552,360
Average interest rate	2.9%	3.1%	3.6%	3.5%	3.3%	2.7%	2.9%	—
Investment in securities (fixed rate)	¥198,040	¥40,969	¥89,143	¥169,830	¥125,424	¥607,603	¥1,231,009	¥1,268,230
Average interest rate	0.5%	1.4%	1.0%	0.5%	0.6%	2.3%	1.5%	—
Investment in securities (floating rate)	¥2,430	¥7,427	¥4,177	¥873	¥5,276	¥43,323	¥63,506	¥63,655
Average interest rate	2.5%	3.8%	4.8%	4.3%	3.6%	4.0%	4.0%	—
Liabilities:
Short-term debt	¥284,785	¥—	¥—	¥—	¥—	¥—	¥284,785	¥284,785
Average interest rate	1.7%	—	—	—	—	—	1.7%	—
Deposits	¥896,891	¥139,144	¥137,789	¥56,605	¥56,951	¥—	¥1,287,380	¥1,288,419
Average interest rate	0.3%	0.4%	0.4%	0.4%	0.4%	—	0.3%	—
Long-term debt (fixed rate)	¥572,364	¥496,954	¥424,641	¥253,587	¥116,962	¥311,330	¥2,175,838	¥2,158,512
Average interest rate	2.7%	1.6%	1.2%	1.0%	1.2%	1.4%	1.7%	—
Long-term debt (floating rate)	¥308,644	¥352,164	¥310,336	¥282,374	¥254,835	¥448,754	¥1,957,107	¥1,958,747
Average interest rate	1.2%	1.1%	1.0%	0.8%	1.0%	0.7%	1.0%	—

NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2015 Estimated Fair Value
	Year ended and ending March 31,
	2016	2017	2018	2019	2020
	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥20,950	¥7,515	¥18,663	¥60,880	¥24,900	¥45,133	¥178,041	¥(1,181)
Average pay rate	1.8%	3.6%	1.9%	0.3%	0.3%	1.7%	1.1%	—
Average receive rate	1.5%	3.3%	1.8%	0.3%	0.3%	0.9%	0.9%	—
Notional amount (fixed to floating)	¥118,423	¥—	¥3,000	¥—	¥—	¥—	¥121,423	¥850
Average pay rate	0.3%	—	0.5%	—	—	—	0.3%	—
Average receive rate	2.7%	—	2.1%	—	—	—	2.7%	—

The above table excludes “purchased loans” for which there is interest rate exposure. We acquire deteriorated credit loans at a discount for which full collection of all contractually required payments from the debtors is unlikely under ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”). We refer to these as “purchased loans.” It is difficult to estimate the timing and extent of collection for these loans. The total book value of our purchased loans as of March 31, 2015 was to ¥42,292 million.

We are also exposed to interest rate risks on life insurance businesses, because revenues from life insurance related investment income fluctuates based on changes in market interest rate, while life insurance premiums and costs do not.

Exchange Rate Risk

We hold foreign currency-denominated assets and liabilities and deal in foreign currencies. It is our policy to match balances of foreign currency-denominated assets and liabilities as a means of hedging exchange rate risk. There are, however, cases where a certain part of our foreign currency-denominated investments are not hedged for such risk.

We identified all positions subject to exchange rate risk. We identify retained earnings accumulated in foreign currencies in our overseas subsidiaries, which is translated to Japanese yen upon consolidation, as a major position subject to exchange rate risk. ORIX shareholders’ equity is accordingly subject to exchange rate risk arising from such translations. For other positions, potential losses in future earnings are calculated using several hypothetical scenarios with 10% changes in related currencies. Based on these scenarios, exchange losses in future earnings were estimated to be ¥1,783 million and ¥1,395 million as of March 31, 2014 and 2015, respectively. The largest such losses were estimated in scenarios where the euro appreciated 10% against the U.S. dollar from the rate in effect on March 31, 2014 and 2015.

Risk of Market Prices in Stocks

We have marketable stocks that are subject to price risk arising from changes in their market prices. Our shareholders’ equity and net income bear risks due to changes in the market prices of these securities. To manage these risks of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2014 and 2015, respectively, and under such circumstances estimate ¥13,910 million and ¥15,493 million decrease in the fair value of our equity securities as of March 31, 2014 and 2015.

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

PAYMENTS TO ORIX FROM THE DEPOSITARY

The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, NYSE listing fee, and proxy voting and related expenses. In fiscal 2015, this amount was $80,000.

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

Item 15. Controls and Procedures

As of March 31, 2015, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, as amended). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding the achievement of management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms. There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The internal control over financial reporting process of the ORIX Group was designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the ORIX Group;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the ORIX Group are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the ORIX Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31. 2015 by using the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2015.

The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our consolidated financial statements as of and for each of the years in the three-year period ended March 31, 2015, as stated in their attestation report which is included in Item 18 (page F-3).

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

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2014 and 2015, KPMG (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥1,826 million and ¥2,440 million, respectively, for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2014 and 2015, KPMG billed us ¥80 million and ¥108 million, respectively, for audit-related services, including services related to due diligence.

TAX FEES

In fiscal 2014 and 2015, KPMG billed us ¥91 million and ¥172 million, respectively, for tax-related services, including tax compliance and tax advice.

ALL OTHER FEES

In fiscal 2014 and 2015, KPMG billed us ¥6 million and ¥14 million, respectively, for other products and services which primarily consisted of advisory services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2015	(a) Total number of Shares Purchased	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs(1)
April 2014	100	¥1,468	0	¥0
May 2014	30	1,567	0	0
June 2014	313	1,645	0	0
July 2014	150	1,679	0	0
August 2014	90	1,588	0	0
September 2014	60	1,552	0	0
October 2014	20	1,412	0	0
November 2014	60	1,571	0	0
December 2014	210	1,542	0	0
January 2015	60	1,398	0	0
February 2015	120	1,451	0	0
March 2015	110	1,735	0	0

Total	1,323	¥1,581	0	¥0

(1)	There is no plan or program to purchase Shares announced in fiscal 2015 and up until the filing of this annual report.

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

Under the Companies Act, an outside director is a director (i) who is not an executive director, executive officer (shikko-yaku), manager or any other kind of employee of the Company or its subsidiaries (collectively called “Executive Directors And Employees”) and who has not been the Executive Directors and Employees in the past 10 years of the Company or its subsidiaries; (ii) who has not been the Executive Directors And Employees of the Company or its subsidiaries for the past 10 years from the assumptions of any of the position of director, accounting advisor, or auditor; (iii) who is not a person with a controlling stake in the management of the Company, such as a holder of 50 per cent or more of the Company’s shares, etc., or has not been a director, executive officer, manager or any other kind of employees of the parent company of the Company; (iv) who has not been the Executive Directors And Employees of any other company with same parent company; and (v) who has not been the spouse or the kin (within the second degree) of any director, manager or any other kind of important employee of the Company, or a person with a controlling stake in the management of the Company, such as a holder of 50 per cent or more of the Company’s shares etc.

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

•

provide the compensation committee with authority to obtain or retain the advice of a compensation adviser only after taking into consideration all factors relevant to determining the adviser’s independence from management.

PART III

Item 17. Financial Statements

ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-142.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2014 and 2015 (page F-4);

(b)	Consolidated Statements of Income for the years ended March 31, 2013, 2014 and 2015 (page F-6);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2013, 2014 and 2015 (page F-8);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2013, 2014 and 2015 (page F-9);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2013, 2014 and 2015 (page F-11);

(f)	Notes to Consolidated Financial Statements (page F-12 to F-141);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-142).

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 23, 2015.

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 1, 2015.

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on October 7, 2013 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001- 14856).

Exhibit 4.1	Stock Purchase Agreement, dated as of April 28, 2014, among Hartford Life, Inc., ORIX Life Insurance Corporation and ORIX Corporation (Incorporated by reference from the Current Report on Form 8-K filed by The Hartford Financial Services Group, Inc. on April 28, 2014, commission file number 001-13958).

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1	List of subsidiaries.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 12.1	Certifications required by Rule 13a-14 (a) (17 CFR 240.13a-14 (a)) or Rule 15d-14 (a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14 (b) (17 CFR 240.13a-14 (b)) or Rule 15d-14 (b) (17 CFR 240.15d 14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 101	Instance Document.

Exhibit 101	Schema Document.

Exhibit 101	Calculation Linkbase Document.

Exhibit 101	Definition Linkbase Document.

Exhibit 101	Labels Linkbase Document.

Exhibit 101	Presentation Linkbase Document.

We have not included as exhibits certain instruments with relation to our long-term debt or the long-term debt of our subsidiaries. The total amount of securities of us or our subsidiaries authorized under any such instrument does not exceed 10% of our consolidated total assets. We hereby agree to furnish to the SEC, upon its request, a copy of any and all such instruments.

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORIX KABUSHIKI KAISHA

By:	/s/ KAZUO KOJIMA
Name:	Kazuo Kojima
Title:	Attorney-in-Fact Chief Financial Officer

Date: June 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2015. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2014 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 (ah) to the consolidated financial statements, ORIX Corporation eliminated the lag period and has aligned the fiscal year end of DAIKYO INCORPORATED (a Japanese subsidiary) with its fiscal year end of March 31 during the year ended March 31, 2015. Also, as discussed in Note 1 (ai) to the consolidated financial statements, ORIX Corporation has changed certain line items presented in the consolidated balance sheets, the consolidated statements of income and the consolidated statements of cash flows during the year ended March 31, 2015. Corresponding to these changes, the presented amounts in the consolidated balance sheet as of March 31, 2014, have also been reclassified retrospectively to conform to the presentation as of March 31, 2015, the presented amounts in the consolidated statements of income and the consolidated statements of cash flows for the previous fiscal year have also been reclassified retrospectively to conform to the presentation for fiscal March 31, 2015.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ORIX Corporation’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 25, 2015 expressed an unqualified opinion on the effectiveness of ORIX Corporation’s internal control over financial reporting.

KPMG AZSA LLC

Tokyo, Japan

June 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited ORIX Corporation’s (a Japanese corporation) internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on ORIX Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, ORIX Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2015, and our report dated June 25, 2015 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA LLC

Tokyo, Japan

June 25, 2015

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2014 AND 2015

ORIX Corporation and Subsidiaries

	Millions of yen
	2014	2015
ASSETS
Cash and Cash Equivalents	¥818,039	¥827,518
Restricted Cash	87,035	85,561
Investment in Direct Financing Leases	1,094,073	1,216,454
Installment Loans	2,315,555	2,478,054
(The amounts of ¥12,631 million as of March 31, 2014 and ¥15,361 million as of March 31, 2015 are measured at fair value by electing the fair value option under FASB ASC 825.)
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(84,796)	(72,326)
Investment in Operating Leases	1,379,741	1,296,220
Investment in Securities	1,214,452	2,846,257
(The amounts of ¥11,433 million as of March 31, 2014 and ¥16,891 million as of March 31, 2015 are measured at fair value by electing the fair value option under FASB ASC 825.)
Property under Facility Operations	295,863	278,100
Investment in Affiliates	297,325	378,087
Trade Notes, Accounts and Other Receivable	193,369	348,404
Inventories	106,031	165,540
Office Facilities	128,060	131,556
Other Assets	1,222,214	1,464,203
(The amount of ¥36,038 million as of March 31, 2015 is measured at fair value by electing the fair value option under FASB ASC 825.)

Total Assets	¥9,066,961	¥11,443,628

Note

1:     Certain line items presented in the consolidated balance sheets have been changed starting from fiscal 2015. The amounts in fiscal 2014 have been reclassified for this change. For further information, see Note 1 “Significant Accounting and Reporting Policies (ai) Reclassifications.”

2:     Prior-year amounts have been retrospectively adjusted for the elimination of a lag period that previously existed between DAIKYO INCORPORATED (hereinafter, “DAIKYO”), and ORIX in fiscal 2015. For further information, see Note 1 “Significant Accounting and Reporting Policies (ah) Elimination of a lag period.”

3: The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	2014	2015
Cash and Cash Equivalents	¥5,223	¥5,242
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	109,642	153,951
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	154,901	171,163
Investment in Operating Leases	227,062	252,234
Property under Facility Operations	7,360	39,153
Investment in Affiliates	11,034	11,905
Others	90,085	93,983

	¥605,307	¥727,631

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF MARCH 31, 2014 AND 2015

ORIX Corporation and Subsidiaries

	Millions of yen
	2014	2015
LIABILITIES AND EQUITY
Liabilities:
Short-Term Debt	¥308,331	¥284,785
Deposits	1,206,413	1,287,380
Trade Notes, Accounts and Other Payable	263,823	335,936
Policy Liabilities and Policy Account Balances	454,436	2,073,650
(The amount of ¥1,254,483 million as of March 31, 2015 is measured at fair value by electing the fair value option under FASB ASC 825.)
Income Taxes:
Current	23,188	9,445
Deferred	288,683	336,069
Long-Term Debt	3,852,668	4,132,945
Other Liabilities	519,877	598,446

Total Liabilities	6,917,419	9,058,656

Redeemable Noncontrolling Interests	53,177	66,901

Commitments and Contingent Liabilities
Equity:
Common stock:
Authorized 2,590,000,000 shares
Issued 1,322,777,628 shares as of March 31, 2014 and 1,323,644,528 shares as of March 31, 2015	219,546	220,056
Additional paid-in capital	255,449	255,595
Retained earnings	1,468,172	1,672,585
Accumulated other comprehensive income	38	30,373
Treasury stock, at cost:
13,333,334 shares as of March 31, 2014 and 15,001,557 shares as of March 31, 2015	(23,859)	(26,411)

ORIX Corporation Shareholders’ Equity	1,919,346	2,152,198
Noncontrolling interests	177,019	165,873

Total Equity	2,096,365	2,318,071

Total Liabilities and Equity	¥9,066,961	¥11,443,628

Note

1:     Certain line items presented in the consolidated balance sheets have been changed starting from fiscal 2015. The amounts in fiscal 2014 have been reclassified for this change. For further information, see Note 1 “Significant Accounting and Reporting Policies (ai) Reclassifications.”

2:     Prior-year amounts have been adjusted for the retrospective elimination of a lag period that previously existed between DAIKYO and ORIX in fiscal 2015. For further information, see Note 1 “Significant Accounting and Reporting Policies (ah) Elimination of a lag period.”

3: The Company’s shares held through the Board Incentive Plan Trust (2,153,800 shares) are included in the number of treasury stock shares as of March 31, 2015.
4: The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	2014	2015
Short-Term Debt	¥2,180	¥0
Trade Notes, Accounts and Other Payable	2,069	2,100
Long-Term Debt	394,736	454,216
Others	9,824	7,792

	¥408,809	¥464,108

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

ORIX Corporation and Subsidiaries

	Millions of yen
	2013	2014	2015
Revenues:
Finance revenues	¥213,706	¥191,700	¥186,883
Gains on investment securities and dividends	34,814	27,181	56,395
Operating leases	302,145	330,606	363,095
Life insurance premiums and related investment income	138,726	155,406	351,493
Sales of goods and real estate	80,885	179,884	450,869
Services income	282,201	490,515	765,548

Total revenues	1,052,477	1,375,292	2,174,283

Expenses:
Interest expense	100,966	82,968	72,647
Costs of operating leases	194,429	216,568	238,157
Life insurance costs	98,599	108,343	271,948
Costs of goods and real estate sold	72,633	162,989	402,021
Services expense	159,867	260,278	425,676
Other (income) and expense, net	(1,949)	(21,001)	23,674
Selling, general and administrative expenses	226,329	316,851	427,816
Provision for doubtful receivables and probable loan losses	10,016	13,838	11,631
Write-downs of long-lived assets	17,896	23,421	34,887
Write-downs of securities	22,838	7,989	8,997

Total expenses	901,624	1,172,244	1,917,454

Operating Income	150,853	203,048	256,829
Equity in Net Income of Affiliates	13,836	18,368	30,531
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	7,883	64,923	20,575
Bargain Purchase Gain	0	0	36,082

Income before Income Taxes and Discontinued Operations	172,572	286,339	344,017
Provision for Income Taxes	53,682	98,553	89,057

Income from Continuing Operations	118,890	187,786	254,960

Discontinued Operations:
Income (Loss) from discontinued operations, net	(179)	12,182	463
Provision for income taxes	347	(4,681)	(166)

Discontinued operations, net of applicable tax effect	168	7,501	297

Net Income	119,058	195,287	255,257

Net Income Attributable to the Noncontrolling Interests	3,164	3,815	15,339

Net Income Attributable to the Redeemable Noncontrolling Interests	3,985	4,108	4,970

Net Income Attributable to ORIX Corporation Shareholders	¥111,909	¥187,364	¥234,948

Note

1:      Certain line items presented in the consolidated statements of income have been changed starting from fiscal 2015. The amounts in fiscal 2014 and 2013 have been reclassified for this change. For further information, see Note 1 “Significant Accounting and Reporting Policies (ai) Reclassifications.”

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

ORIX Corporation and Subsidiaries

2:      Prior-year amounts have been adjusted for the retrospective elimination of a lag period that previously existed between DAIKYO and ORIX in fiscal 2015. For further information, see Note 1 “Significant Accounting and Reporting Policies (ah) Elimination of a lag period.”

3:      Pursuant to FASB ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

4:      Pursuant to Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) which was early adopted on April 1, 2014, the results of operations for fiscal 2015 reflected the adoption of this Update. This Update does not apply to a component or a group of components which was disposed of or classified as held for sale before the adoption date. Therefore, in accordance with previous ASC 205-20, the results of these operation of subsidiaries and businesses, which were classified as held for sale in fiscal 2013 and 2014 are reported as discontinued operations for fiscal 2015.

	Millions of yen
	2013	2014	2015
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥112,144	¥180,069	¥234,651
Discontinued operations	(235)	7,295	297

Net income attributable to ORIX Corporation shareholders	¥111,909	¥187,364	¥234,948

	Yen
	2013	2014	2015
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥103.09	¥142.00	¥179.24
Discontinued operations	(0.22)	5.75	0.23

Net income attributable to ORIX Corporation shareholders	¥102.87	¥147.75	¥179.47
Diluted:
Income from continuing operations	¥87.55	¥137.63	¥178.99
Discontinued operations	(0.18)	5.57	0.22

Net income attributable to ORIX Corporation shareholders	¥87.37	¥143.20	¥179.21
Cash Dividends	9.00	13.00	23.00

Note:	The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

ORIX Corporation and Subsidiaries

	Millions of yen
	2013	2014	2015
Net Income	¥119,058	¥195,287	¥255,257

Other comprehensive income (loss), net of tax:
Net change of unrealized gains on investment in securities	13,330	10,603	9,867
Net change of defined benefit pension plans	4,759	3,570	(14,952)
Net change of foreign currency translation adjustments	50,979	36,928	37,155
Net change of unrealized gains (losses) on derivative instruments	268	1,487	(561)

Total other comprehensive income	69,336	52,588	31,509

Comprehensive Income	188,394	247,875	286,766

Comprehensive Income Attributable to the Noncontrolling Interests	7,394	16,003	7,314

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	9,209	8,207	14,265

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥171,791	¥223,665	¥265,187

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2012	¥144,026	¥179,223	¥1,202,450	¥(96,056)	¥(48,907)	¥1,380,736	¥39,735	¥1,420,471

Contribution to subsidiaries						0	2,229	2,229
Transaction with noncontrolling interests		98		(89)		9	(143)	(134)
Comprehensive income, net of tax:
Net income			111,909			111,909	3,164	115,073
Other comprehensive income (loss)
Net change of unrealized gains on investment in securities				12,829		12,829	501	13,330
Net change of defined benefit pension plans				4,758		4,758	1	4,759
Net change of foreign currency translation adjustments				42,020		42,020	3,735	45,755
Net change of unrealized gains (losses) on derivative instruments				275		275	(7)	268

Total other comprehensive income						59,882	4,230	64,112

Total comprehensive income						171,791	7,394	179,185

Cash dividends			(9,676)			(9,676)	(5,238)	(14,914)
Conversion of convertible bond	49,840	49,933				99,773	0	99,773
Exercise of stock options	173	172				345	0	345
Acquisition of treasury stock					(3)	(3)	0	(3)
Other, net		174	361		86	621	0	621

Balance at March 31, 2013	194,039	229,600	1,305,044	(36,263)	(48,824)	1,643,596	43,977	1,687,573

Contribution to subsidiaries						0	89,233	89,233
Transaction with noncontrolling interests		239				239	2,055	2,294
Comprehensive income, net of tax:
Net income			187,364			187,364	3,815	191,179
Other comprehensive income
Net change of unrealized gains on investment in securities				9,677		9,677	926	10,603
Net change of defined benefit pension plans				3,357		3,357	213	3,570
Net change of foreign currency translation adjustments				21,810		21,810	11,019	32,829
Net change of unrealized gains on derivative instruments				1,457		1,457	30	1,487

Total other comprehensive income						36,301	12,188	48,489

Total comprehensive income						223,665	16,003	239,668

Cash dividends			(15,878)			(15,878)	(2,099)	(17,977)
Conversion of convertible bond	25,066	24,878				49,944	0	49,944
Exercise of stock options	441	422				863	0	863
Acquisition of treasury stock					(19)	(19)	0	(19)
Acquisition of Robeco			(5,471)		24,880	19,409	27,850	47,259
Other, net		310	(2,887)		104	(2,473)	0	(2,473)

Balance at March 31, 2014	¥219,546	¥255,449	¥1,468,172	¥38	¥(23,859)	¥1,919,346	¥177,019	¥2,096,365

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2014	¥219,546	¥255,449	¥1,468,172	¥38	¥(23,859)	¥1,919,346	¥177,019	¥2,096,365

Contribution to subsidiaries						0	26,447	26,447
Transaction with noncontrolling interests		(505)		96		(409)	(40,735)	(41,144)
Comprehensive income, net of tax:
Net income			234,948			234,948	15,339	250,287
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				11,679		11,679	(1,812)	9,867
Net change of defined benefit pension plans				(13,218)		(13,218)	(1,734)	(14,952)
Net change of foreign currency translation adjustments				32,284		32,284	(4,424)	27,860
Net change of unrealized gains (losses) on derivative instruments				(506)		(506)	(55)	(561)

Total other comprehensive income (loss)						30,239	(8,025)	22,214

Total comprehensive income						265,187	7,314	272,501

Cash dividends			(30,117)			(30,117)	(4,172)	(34,289)
Exercise of stock options	510	504				1,014	0	1,014
Acquisition of treasury stock					(3,423)	(3,423)	0	(3,423)
Disposition of treasury stock		(697)	(174)		871	0	0	0
Other, net		844	(244)			600	0	600

Balance at March 31, 2015	¥220,056	¥255,595	¥1,672,585	¥30,373	¥(26,411)	¥2,152,198	¥165,873	¥2,318,071

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 18 “Redeemable Noncontrolling Interests.”

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2013, 2014 AND 2015

ORIX Corporation and Subsidiaries

	Millions of yen
	2013	2014	2015
Cash Flows from Operating Activities:
Net income	¥119,058	¥195,287	¥255,257
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	177,280	206,670	229,583
Provision for doubtful receivables and probable loan losses	10,016	13,838	11,631
Equity in net income of affiliates (excluding interest on loans)	(12,874)	(18,159)	(30,267)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(7,883)	(64,923)	(20,575)
Bargain purchase gain	0	0	(36,082)
Gains on sales of available-for-sale securities	(17,252)	(14,149)	(32,077)
Gains on sales of operating lease assets	(19,848)	(23,692)	(34,425)
Write-downs of long-lived assets	17,896	23,421	34,887
Write-downs of securities	22,838	7,989	8,997
Decrease (Increase) in restricted cash	33,852	22,366	(1,922)
Decrease (Increase) in trading securities	(16,264)	21,300	441,554
Decrease (Increase) in inventories	37,918	25,581	(13,481)
Decrease (Increase) in trade notes, accounts and other receivable	6,955	(17,572)	(20,742)
Increase (Decrease) in trade notes, accounts and other payable	(16,082)	26,505	34,275
Increase (Decrease) in policy liabilities and policy account balances	20,990	28,429	(506,043)
Deferred tax provision	32,579	52,344	41,338
Other, net	2,125	(7,229)	(104,297)

Net cash provided by operating activities	391,304	478,006	257,611

Cash Flows from Investing Activities:
Purchases of lease equipment	(736,373)	(859,568)	(907,484)
Principal payments received under direct financing leases	381,080	459,003	488,522
Installment loans made to customers	(918,777)	(1,035,564)	(1,109,458)
Principal collected on installment loans	1,193,884	1,264,645	977,272
Proceeds from sales of operating lease assets	173,890	251,904	272,040
Investment in affiliates, net	(19,206)	(45,084)	(27,698)
Proceeds from sales of investment in affiliates	3,280	15,429	2,128
Purchases of available-for-sale securities	(684,870)	(897,246)	(982,415)
Proceeds from sales of available-for-sale securities	417,534	318,697	511,868
Proceeds from redemption of available-for-sale securities	373,729	473,126	398,280
Purchases of held-to-maturity securities	(46,567)	(8,519)	(20,522)
Purchases of other securities	(26,855)	(24,761)	(27,489)
Proceeds from sales of other securities	40,568	26,501	67,982
Purchases of property under facility operations	(10,928)	(48,195)	(81,311)
Acquisitions of subsidiaries, net of cash acquired	(43,223)	(94,586)	(73,240)
Sales of subsidiaries, net of cash disposed	(171)	0	47,800
Other, net	8,662	(11,096)	(4,076)

Net cash provided by (used in) investing activities	105,657	(215,314)	(467,801)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(20,507)	(106,783)	3,819
Proceeds from debt with maturities longer than three months	1,365,827	1,211,797	1,337,870
Repayment of debt with maturities longer than three months	(1,790,616)	(1,501,403)	(1,178,401)
Net increase in deposits due to customers	6,623	127,610	80,924
Cash dividends paid to ORIX Corporation shareholders	(9,676)	(15,878)	(30,117)
Contribution from noncontrolling interests	1,133	11,089	7,919
Net increase (decrease) in call money	0	(5,000)	6,000
Other, net	(19,977)	864	(14,582)

Net cash provided by (used in) financing activities	(467,193)	(277,704)	213,432

Effect of Exchange Rate Changes on Cash and Cash Equivalents	9,636	6,755	6,237

Net Increase (decrease) in Cash and Cash Equivalents	39,404	(8,257)	9,479

Cash and Cash Equivalents at Beginning of Year	786,892	826,296	818,039

Cash and Cash Equivalents at End of Year	¥826,296	¥818,039	¥827,518

Note	1:	Certain line items presented in the consolidated statements of cash flows have been changed starting from fiscal 2015. The amounts in fiscal 2013 and 2014 have been reclassified for this change. For further information, see Note 1 “Significant Accounting and Reporting Policies (ai) Reclassifications.”
	2:	The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORIX Corporation and Subsidiaries

1. Significant Accounting and Reporting Policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for the accounting for stock splits (see (o)). Significant accounting and reporting policies are summarized as follows:

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

A lag period of up to three months is used for recognizing the results of certain subsidiaries and affiliates. During fiscal 2015, the Company has eliminated a three-month lag in accounting period with respect to DAIKYO. For information on the effect of the elimination of the accounting period gap between DAIKYO and ORIX, see “(ah) Elimination of a lag period.”

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 2), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), the determination and reassessment of insurance

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

policy liabilities and deferred policy acquisition costs (see (f)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the determination of impairment of long-lived assets (see (h)), the recognition and measurement of impairment of investment in securities (see (i)), the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions (see (j)), the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (l)), the recognition and measurement of benefit obligation and net periodic pension cost (see (m)) and the recognition and measurement of impairment of goodwill and intangible assets that have indefinite useful lives (see (w)).

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

Finance Revenues—Finance revenues mainly include revenues for direct financing leases and installment loans. The policies applied to direct financing leases and installment loans are described hereinafter.

(1) Revenues from direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(2) Revenues from installment loans

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

(3) Non-accrual policy

In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual loans and lease receivables to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

Gains on investment securities and dividends—Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends established.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation and is depreciated over their estimated useful lives mainly on a straight-line basis. The estimated average useful lives of principal operating lease assets classified as transportation equipment is 9 years, measuring and information-related equipment is 4 years, real estate (other than land) is 31 years and other is 5 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

Estimates of residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete and actual recovery being experienced for similar used equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Sales of goods and real estate—

(1) Sales of goods

The Company and its certain subsidiaries sell to their customers various types of goods, including precious metals and jewels, glass-wool insulation for housing and building and aftermarket parts and accessories for vehicles. Revenues from such sales of goods are recognized when persuasive evidence of an arrangement exists, delivery has occurred, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the goods and assumed the risks and rewards of ownership. Revenues are recognized net of estimated sales returns and incentives.

(2) Real estate sales

Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

Services income—Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered to the customer, the transaction price is fixed or determinable and collectability is reasonably assured. The policies applied for asset management, servicing and automobile maintenance services are described hereinafter.

(1) Revenues from asset management and servicing

The Company and its subsidiaries provide to our customers investment management services for investments in financial assets, and asset management as well as maintenance and administrative services for investments in real estate properties. The Company and its subsidiaries also perform servicing on behalf of our customers. The Company and its subsidiaries receive fees for those services from our customers.

Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized when transactions occur or services are rendered and the amounts are fixed or determinable and collectability of which is reasonably assured. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contracts. Certain subsidiaries recognize revenues from performance fees when earned based on the performance of the asset under management while other subsidiaries recognize revenues from performance fees on an accrual basis over the period in which services are performed. Performance fees are calculated based on the predetermined percentages on the performance of the assets under management in accordance with the contracts.

(2) Revenues from automobile maintenance services

The Company and its subsidiaries provide automobile maintenance services to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(f) Insurance and reinsurance transactions

Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. Certain life insurance subsidiaries continually evaluate the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative and use the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

The insurance contracts sold by one of the life insurance subsidiaries consist of variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investments in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts in accordance with ASC 825 (“Financial Instruments”) and changes in the fair value are recognized in life insurance costs.

The subsidiary provides minimum guarantees to its variable annuity and variable life policyholders where it is exposed to the risk of compensating losses incurred by the policyholders to the extent required by the contracts. To avoid the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to the reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts (See Note 27 “Derivative financial instruments and hedging”). The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. The subsidiary has elected the fair value option under ASC 825 (“Financial Instruments”) for certain reinsurance recoverables relating to variable annuity and variable life insurance contracts, which is included in other assets in the consolidated balance sheets.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the accumulation of account deposits plus interest based on expected rate and fair value adjustments relating to the acquisition of a subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

(h) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360 (“Property, Plant, and Equipment”). Under ASC 360, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other property under facility operations, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or their own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques, such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

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

For debt securities, where the fair value is less than the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When the Company and its subsidiaries deem a debt security to be other-than-temporarily impaired, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value of the debt securities in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, when the Company and its subsidiaries determine the decline in value is other than temporary, the Company and its subsidiaries reduce the carrying value of the security to the fair value and charge against income losses related to these other securities in situations.

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

The Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

loss carryforward, or similar tax loss or tax credit carryforward, rather than as a liability. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

The Company and certain subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.

(k) Securitized assets

The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts or SPEs that issue asset-backed beneficial interests and securities to the investors.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810 (“Consolidation”), trusts or SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as lease receivables or loan receivable, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

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

(l) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”), and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

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

Changes in the fair value of derivatives that are held for trading purposes or held for the purpose of economic hedges, and the ineffective portion of changes in fair value of derivatives that qualify as a hedge, are recorded in earnings.

For all hedging relationships that are designated and qualified as hedging, at inception the Company and its subsidiaries formally document the details of the hedging relationship and the hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualified for hedge accounting.

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

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2015 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 and April 1, 2013 were excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S. GAAP.

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

(r) Property under facility operations

Property under facility operations consist primarily of operating facilities (including golf courses, hotels and training facilities and senior housing) and environmental assets (including mega solar), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2013, 2014 and 2015 were ¥8,072 million, ¥12,268 million and ¥13,239 million, respectively. Accumulated depreciation was ¥53,332 million and ¥60,999 million as of March 31, 2014 and 2015, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for land improvement and up to 30 years for others.

(s) Trade notes, accounts and other receivable

Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets and payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts.

(t) Inventories

Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandises for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average cost method. As

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

of March 31, 2014 and 2015, residential condominiums under development were ¥83,608 million and ¥97,320 million, respectively, and completed residential condominiums and merchandises for sale were ¥22,423 million and ¥68,220 million, respectively.

Certain subsidiaries recorded ¥3,377 million, ¥5,650 million and ¥5,241 million of write-downs principally on residential condominiums under development for fiscal 2013, 2014 and 2015, respectively, resulting from an increase in development costs and/or a decrease in expected sales price. These write-downs were principally recorded in costs of goods and real estate sold and mainly included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2013, 2014 and 2015 were ¥2,994 million, ¥3,524 million and ¥4,711 million, respectively. Accumulated depreciation was ¥39,777 million and ¥44,443 million as of March 31, 2014 and 2015, respectively. Estimated useful lives range up to 62 years for buildings and fixtures and up to 20 years for machinery and equipment.

(v) Other assets

Other assets consist primarily of the excess of purchase price over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), reinsurance recoverables in relation to reinsurance contracts (see (f)), deferred insurance policy acquisition costs which are amortized over the contract periods (see (f)), leasehold deposits, advance payments made in relation to purchases of assets to be leased and construction of real estate for operating lease, prepaid benefit cost, derivative assets and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles”).

ASC 805 requires that all business combinations be accounted for using the acquisition method. It also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at the acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

The Company and its subsidiaries may perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

(x) Trade notes, accounts and other payable

Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased and other assets and deposits received for withholding income tax.

(y) Other Liabilities

Other liabilities include primarily interest, bonus accrued expense and accrued benefit liability, advances received from lessees in relation to lease contracts, deposit received from real estate transaction and derivative payable.

(z) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥1,707 million, ¥1,037 million and ¥1,369 million in fiscal 2013, 2014 and 2015, respectively, related to specific long-term development projects.

(aa) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2013, 2014 and 2015 were ¥11,579 million, ¥15,270 million and ¥20,329 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(ab) Discontinued operations

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal or a classification as held for sale of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company and its subsidiaries early adopted this Update on April 1, 2014. In accordance with this Update, the Company and its subsidiaries report a disposal of a component or a group of components of the Company and its subsidiaries in discontinued operations if the disposal represents a strategic shift which has (or will have) a major effect on the Company and its subsidiaries’ operations and financial results when the component or group of components is disposed by sale or classified as held for sale on or after April 1, 2014.

During fiscal 2014, the Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) prior to the early adoption of the update. Under ASC 205-20 prior to the early adoption of the update, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for prior periods presented have also been reclassified as discontinued operations in the accompanying consolidated statements of income and consolidated statements of cash flows. During fiscal 2014, where the Company and its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as operating leases, whereas if the Company and its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

Accounting Standards Update 2014-08 does not apply to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during fiscal 2015, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries and business units, which was classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the early adoption of the update.

(ac) Earnings per share

Basic earnings per share is computed by dividing income attributable to ORIX Corporation shareholders from continuing operations and net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period and diluted earnings per share, which reflects the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retrospectively. For discussion stock splits, see Note 26 (“Per Share Data”).

(ad) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries

Additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions. On the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

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

(ag) New accounting pronouncements

In February 2013, Accounting Standards Update 2013-04 (“Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date”—ASC 405 (“Liabilities”)) was issued. This Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In March 2013, Accounting Standards Update 2013-05 (“Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”—ASC 830 (“Foreign Currency Matters”)) was issued. This Update requires that when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity, the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This Update continues to require an entity to release a pro rata portion of the cumulative translation adjustment into net income upon a partial sale of an equity method investment that is a foreign entity. This Update requires an acquirer to release any related cumulative translation adjustment into net income when the acquirer obtains a controlling financial interest in a foreign entity that was previously an equity method affiliate in a business combination achieved in stages. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In April 2013, Accounting Standards Update 2013-07 (“Liquidation Basis of Accounting”—ASC 205 (“Presentation of Financial Statements”)) was issued. This Update requires an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent and provides principles for the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In June 2013, Accounting Standards Update 2013-08 (“Amendments to the Scope, Measurement, and Disclosure Requirements”—ASC 946 (“Financial Services—Investment Companies”)) was issued. This Update changes the approach to the investment company assessment, clarifies the characteristics of an investment company, and provides comprehensive guidance for assessing whether an entity is an investment company. This Update requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. This Update requires an investment company to disclose the additional information about a change of entity’s status as an investment company and financial support provided or contractually required to be provided by an investment company to its investees. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no material effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2013, Accounting Standards Update 2013-11 (“Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”—ASC 740 (“Income Taxes”)) was issued. This Update requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss carryforward, or similar tax loss or tax credit carryforward, rather than as a liability, with certain exceptions. The Company and its subsidiaries adopted this Update on April 1, 2014. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

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

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal (or a classification as held for sale) of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This Update requires an entity to present, for each comparative period, the assets and liabilities of discontinued operations separately in the asset and liability sections, respectively, of the statement of financial position. Furthermore, this Update requires additional disclosures about discontinued operations and a disposal of an individually significant component that does not qualify for discontinued operations. The Company and its subsidiaries early adopted this Update on April 1, 2014. The adoption had no material effect on the Company and its subsidiaries’ results of operations or financial position.

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued. The core principle of this Update is that an

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

This Update requires an entity to disclose more information about contracts with customers than under the current disclosure requirements. The Update is effective for fiscal years, and interim periods within those years beginning after December 15, 2016. Early adoption is prohibited. An entity should apply the amendments in this Update using either a retrospective method or a cumulative-effect method. The entity using the retrospective method may elect some optional expedients to simplify a full retrospective basis. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying this Update as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In June 2014, Accounting Standards Update 2014-11 (“Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures”—ASC 860 (“Transfers and Servicing”)) was issued. This Update requires an entity to account for repurchase-to-maturity transactions as secured borrowings. This Update eliminates the guidance on repurchase financing transactions in ASC 860-10-40-42 through 40-47 and requires the transferor and transferee to symmetrically account for the initial transfer of the financial asset as a sale (provided that derecognition conditions are met) and purchase, respectively. Additionally, this Update requires new disclosure requirements related to certain transfers of financial assets that are accounted for as sales and certain transfers accounted for as secured borrowings. This Update is effective for fiscal years or interim periods beginning after December 15, 2014. Early adoption is prohibited. The Company and its subsidiaries adopted this Update on January 1, 2015. The adoption had no material effect on the Company and its subsidiaries’ results of operations or financial position.

In June 2014, Accounting Standards Update 2014-12 (“Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”—ASC 718 (“Compensation—Stock Compensation”)) was issued. This Update requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. This Update is effective for fiscal years, and interim periods within those annual periods beginning after December 15, 2015. The amendments in this Update should be applied on either a prospective basis or a modified retrospective basis. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2014, Accounting Standards Update 2014-13 (“Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity”—ASC 810 (“Consolidation”)) was issued. This Update permits the parent of the consolidated collateralized financing entity (“CFE”) within the scope of this Update to measure the CFE’s financial assets and liabilities based on either the fair value of the financial assets or financial liabilities, whichever has the more observable inputs. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. Early adoption is permitted as of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

the beginning of a fiscal year. An entity should apply the amendments in this Update using either a modified retrospective approach or a full retrospective approach. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In August 2014, Accounting Standards Update 2014-14 (“Classification of Certain Government-Guaranteed Mortgage Loans Upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)) was issued. This Update requires creditors to classify certain foreclosed government guaranteed mortgage loans as a receivable from the guarantor that is measured at the amount expected to be recovered under the guarantee, without treating the guarantee as a separate unit of account. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2014. An entity should apply the amendments in this Update using either a prospective transition method or a modified retrospective transition method. The transition method must be consistent with that applied by the entity for Accounting Standards Update 2014-04 (“Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)). Early adoption is permitted only if the entity has already adopted Accounting Standards Update 2014-04. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2014, Accounting Standards Update 2014-15 (“Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”—ASC 205-40 (“Presentation of Financial Statements—Going Concern”)) was issued. This Update requires an entity to perform a going concern assessment by evaluating their ability to meet obligations for a look-forward period of one year from the financial statement issuance date (or date the financial statements are available to be issued). Disclosures are required if it is probable an entity will be unable to meet its obligations within the look-forward period. Incremental substantial doubt disclosure is required if the probability is not mitigated by management’s plans. This Update is effective for the first fiscal years ending after December 15, 2016 and interim periods thereafter. Early adoption is permitted. The Update only relates to certain disclosure requirements and the adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In November 2014, Accounting Standards Update 2014-16 (“Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity”—ASC 815 (“Derivatives and Hedging”)) was issued. This Update requires an issuer or an investor of hybrid financial instruments issued in the form of a share to determine whether the nature of the host contract is more akin to debt or to equity by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The amendments in this Update should be applied on a modified retrospective basis to all existing hybrid financial instruments in the form of a share as of the beginning of the fiscal year of adoption. Retrospective application is permitted to all relevant prior periods. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In January 2015, Accounting Standards Update 2015-01 (“Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”—ASC 225-20 (“Income Statement—Extraordinary and Unusual Items”)) was issued. This Update eliminates the concept of extraordinary items from U.S. GAAP, but does not change the current presentation and disclosure requirements for material events or transactions that are unusual in nature or infrequent in occurrence. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. The amendments in this Update should be applied on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

either a prospective basis or a retrospective basis. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations will depend on future transactions.

In February 2015, Accounting Standards Update 2015-02 (“Amendments to the Consolidation Analysis”—ASC 810 (“Consolidation”)) was issued. This Update requires an entity to change the way to evaluate whether reporting entities should consolidate limited partnerships and similar legal entities, fees paid to a decision maker or service provider are variable interest in a variable interest entity (VIE), and variable interests in a VIE held by related parties of the reporting entity require the reporting entity to consolidate the VIE. Additionally, the amendments in this Update rescind the indefinite deferral of FASB Statement No.167 (“Amendments to FASB Interpretation No.46(R)” (“FIN46R”)), included in Accounting Standard Update 2010-10 (ASC 810 (“Consolidation”)) for certain investment companies and similar entities. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. A reporting entity is permitted to apply the amendments in this Update using either a modified retrospective approach or a full retrospective approach. Early adoption is permitted. If an entity adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In April 2015, Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) was issued. This Update requires that debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to the presentation of debt discounts or premiums. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. Retrospective application is required to all relevant prior periods. Early adoption is permitted for financial statements that have not been previously issued. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

(ah) Elimination of a lag period

Since its acquisition on February 27, 2014, the Company had been consolidating DAIKYO on a lag basis. In order to reflect DAIKYO’s financial position and results of operations and cash flows in the Company’s consolidated financial statements in a concurrent manner, the Company eliminated the lag period and has aligned the fiscal year end of DAIKYO with the Company’s fiscal year end of March 31 during the year ended March 31, 2015.

Because the elimination of a lag period represents a change in accounting principle, the Company retrospectively adjusted the prior year’s consolidated financial statements for the effects of the lag accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Below are the effects of this change in accounting principle on major line items and earnings per share amounts in the consolidated financial statements for the years ended March 31, 2014 and 2015. The change in accounting principle had no effect on the beginning balance sheet of the Company as of April 1, 2013. The segment information in the Note 32 (“Segment Information”) has been restated giving effect to these changes to conform to DAIKYO’s current fiscal year end.

	Millions of yen
	March 31, 2014	March 31, 2015
	Adjustments Increase (decrease)	Adjustments Increase (decrease)
Assets:
Cash and Cash Equivalents	¥(9,260)	¥29,234
Investment in Securities	0	26,112
Investment in Affiliates	(1,364)	(10,584)
Trade notes, Accounts and Other Receivable	11,682	5,411
Inventories	(13,827)	(5,430)
Other Assets	12,989	(10,317)
Others	370	2,113

Total Assets	590	36,539

Liabilities:	(681)	31,158

Total Liabilities	(681)	31,158

Equity:	1,271	5,381

Total Equity	1,271	5,381

Total Liabilities and Equity	¥590	¥36,539

	Millions of yen
	Year Ended March 31, 2014	Year Ended March 31, 2015
	Adjustments Increase (decrease)	Adjustments Increase (decrease)
Revenues:
Sales of goods and real estate	¥30,937	¥10,548
Services income	25,205	27,960
Other	661	1,377

Total revenues	56,803	39,885

Expenses:
Costs of goods and real estate sold	28,883	6,125
Services expense	21,507	23,760
Selling, general and administrative expenses	3,186	3,804
Other	1,157	999

Total expenses	54,733	34,688

Operating Income	2,070	5,197

Income before Income Taxes and Discontinued Operations	¥2,613	¥8,068

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen, except for per share amounts
	Year Ended March 31, 2014	Year Ended March 31, 2015
	Adjustments Increase (decrease)	Adjustments Increase (decrease)
Income from Continuing Operations	¥1,296	¥2,184
Net Income	1,296	2,184
Net Income Attributable to the Noncontrolling Interests	726	1,070
Net Income Attributable to ORIX Corporation Shareholders	570	1,114
Basic EPS	0.45	0.84
Diluted EPS	0.43	0.86

	Millions of yen
	March 31, 2014	March 31, 2015
	Adjustments Increase (decrease)	Adjustments Increase (decrease)
Net cash provided by operating activities	¥7,013	¥30,919
Net cash provided by (used in) investing activities	(13,148)	3,743
Net cash provided by (used in) financing activities	(3,125)	3,832
Cash and Cash Equivalents at Beginning of Year	0	(9,260)
Cash and Cash Equivalents at End of Year	(9,260)	29,234

(ai) Reclassifications

Certain line items presented in the consolidated balance sheets, the consolidated statements of income and the consolidated statements of cash flows have been changed as follows starting from fiscal 2015. These changes aim to reflect fairly the changing revenues structure of the Company and its subsidiaries on the consolidated financial statements, which has resulted from continued diversification in our business activities and also an increase in the number of consolidated subsidiaries acquired in recent years. Corresponding to these changes, the presented amounts in the consolidated balance sheet as of March 31, 2014 have also been reclassified retrospectively to conform to the presentation as of March 31, 2015, the presented amounts in the consolidated statements of income and the consolidated statements of cash flows for the previous fiscal years have also been reclassified retrospectively to conform to the presentation for fiscal 2015.

(Consolidated Balance Sheets)

•

“Other Operating Assets” has been changed to “Property under Facility Operations.” Along with this change, a part of the assets in the amount of ¥16,911 million as of March 31, 2014 has been reclassified into “Other Assets.”

•	“Trade Notes, Accounts and Other Receivable” previously included in “Other Receivables” has separately been presented.

•

“Time Deposits,” a part of assets in the amount of ¥16,911 million as of March 31, 2014 previously included in “Other Operating Assets,” a part of assets in the amount of ¥62,544 million as of March 31, 2014 previously included in “Other Receivables” and “Prepaid Expenses” have been presented as “Other Assets.”

•	“Trade Notes, Accounts and Other Payable” previously included in “Trade Notes, Accounts Payable and Other Liabilities” has separately been presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

•

“Accrued Expenses,” “Security Deposits” and a part of liabilities in the amount of ¥166,801 million as of March 31, 2014 previously included in “Trade Notes, Accounts Payable and Other Liabilities” have been presented as “Other Liabilities.”

(Consolidated Statements of Income)

•

“Direct financing leases” and “Interest on loans and investment securities” have been presented as “Finance revenues.” Certain finance-related revenues previously included in “Other operating revenues” in the amount of ¥3,387 million and ¥3,537 million for fiscal 2013 and 2014 have been included in “Finance revenues.”

•	“Brokerage commissions and net gains on investment securities” has been changed to “Gains on investment securities and dividends.”

•	“Gains (losses) on sales of real estate under operating leases” has been reclassified and combined into “Operating leases.”

•

“Real estate sales” and sales of goods included in “Other operating revenues” have been reclassified and combined into “Sales of goods and real estate.” “Costs of real estate sales” and costs of goods sold included in “Other operating expenses” have been reclassified and combined into “Costs of goods and real estate sold.”

•

“Revenues from asset management and servicing” and part of the service-related revenues in the amount of ¥266,936 million and ¥364,023 million for fiscal 2013 and 2014 previously classified under “Other operating revenues” have been reclassified into “Services income.” “Expenses from asset management and servicing” and part of service-related expenses in the amount of ¥159,274 million and ¥224,128 million for fiscal 2013 and 2014 previously classified under “Other operating expenses” have been reclassified into “Services expense.”

•

“Foreign currency transaction loss (gain), net” and revenues and expenses other than service-related previously classified under “Other operating revenues” in the amount of ¥(3,287) million and ¥(23,186) million for fiscal 2013 and 2014 and “Other operating expenses,” in the amount of ¥2,217 million and ¥1,107 million for fiscal 2013 and 2014 as well as part of expenses previously classified under “Selling, general and administrative expenses,” in the amount of ¥(1,450) million and ¥331 million for fiscal 2013 and 2014 have been reclassified and combined into “Other (income) and expense, net.”

(Consolidated Statements of Cash flows)

•

“Gains on sales of real estate under operating lease” and “Gains on sales of operating lease assets other than real estate” have been combined and presented as “Gains on sales of operating lease assets” in cash flows from operating activities.

•

“Decrease (Increase) in trade notes, accounts and other receivable” previously included in “Decrease (Increase) in other receivables” has separately been presented. A part of assets in the amount of ¥13,827 million and ¥10,853 million for fiscal 2013 and 2014 previously included in “Decrease (Increase) in other receivables” has been reclassified into “Other, net” in cash flows from operating activities.

•

“Increase in trade notes, accounts and other payable” previously included in “Increase (Decrease) in trade notes, accounts payable and other liabilities” has separately been presented. A part of liabilities in the amount of ¥7,367 million and ¥20,585 million for fiscal 2013 and 2014 previously included in “Increase in trade notes, accounts and other payable” has been reclassified into “Other, net” in cash flows from operating activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

•	“Decrease in accrued expenses” has been reclassified into “Other, net” in cash flows from operating activities.

•

“Purchases of other operating assets” has been changed to “Purchases of property under facility operations.” A part of assets in the amount of ¥(4,224) million and ¥(4,355) million for fiscal 2013 and 2014 previously included in “Purchases of other operating assets” has been reclassified into “Other, net” in cash flows from investing activities.

The following table provides information about “Finance revenues” for fiscal 2013, 2014 and 2015:

	Millions of yen
	2013	2014	2015
Direct financing leases	¥54,356	¥57,483	¥61,116
Interest on loans	144,458	118,287	110,390
Interest on investment securities	11,505	12,393	12,391
Other	3,387	3,537	2,986

	¥213,706	¥191,700	¥186,883

The following table provides information about Gains on sales of real estate under operating leases included in “Operating leases” for fiscal 2013, 2014 and 2015:

	Millions of yen
	2013	2014	2015
Gains on sales of real estate under operating leases	¥5,816	¥5,872	¥16,338

The following table provides information about “Sales of goods and real estate” and “Costs of goods and real estate sold” for fiscal 2013, 2014 and 2015:

	Millions of yen
	2013	2014	2015
Sales of goods	¥42,081	¥125,808	¥352,228
Real estate sales	38,804	54,076	98,641

Sales of goods and real estate	¥80,885	¥179,884	¥450,869

Costs of goods sold	¥33,203	¥107,047	¥308,723
Costs of real estate sales	39,430	55,942	93,298

Costs of goods and real estate sold	¥72,633	¥162,989	¥402,021

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about “Services income” and “Services expense” for fiscal 2013, 2014 and 2015:

	Millions of yen
	2013	2014	2015
Revenues from asset management and servicing	¥15,265	¥126,492	¥214,372
Revenues from automobile related business	59,659	63,072	70,442
Revenues from facilities management related business	102,298	111,228	115,177
Revenues from environment and energy related business	17,192	49,552	62,286
Revenues from real estate management and contract work	3,057	28,243	171,562
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	42,556	58,892	78,342
Other	42,174	53,036	53,367

Services income	¥282,201	¥490,515	¥765,548

Expenses from asset management and servicing	¥593	¥36,150	¥52,825
Expenses from automobile related business	39,179	39,767	43,163
Expenses from facilities management related business	82,694	93,521	99,582
Expenses from environment and energy related business	13,306	41,712	51,436
Expenses from real estate management and contract work	1,056	22,626	152,447
Other	23,039	26,502	26,223

Services expense	¥159,867	¥260,278	¥425,676

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

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading securities, available-for-sale securities, certain investment funds, derivatives, certain reinsurance recoverables, certain contingent consideration, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and 2015:

	March 31, 2014
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥12,631	¥0	¥12,631	¥0
Trading securities	16,079	275	15,804	0
Available-for-sale securities	881,493	230,505	566,987	84,001
Japanese and foreign government bond securities	360,360	114,989	245,371	0
Japanese prefectural and foreign municipal bond securities	96,697	0	96,697	0
Corporate debt securities	201,386	0	200,725	661
Specified bonds issued by SPEs in Japan	6,772	0	0	6,772
CMBS and RMBS in the Americas	17,833	0	0	17,833
Other asset- backed securities	47,798	0	613	47,185
Other debt securities	11,550	0	0	11,550
Equity securities*2	139,097	115,516	23,581	0
Other securities	6,317	0	0	6,317
Investment funds*3	6,317	0	0	6,317
Derivative assets	12,651	8	10,157	2,486
Interest rate swap agreements	2,528	0	2,528	0
Options written and other	5,486	0	3,000	2,486
Futures, foreign exchange contracts	1,074	8	1,066	0
Foreign currency swap agreements	3,534	0	3,534	0
Credit derivatives written	29	0	29	0
Netting*4	(214)	0	0	0
Net derivative assets	12,437	0	0	0

	¥929,171	¥230,788	¥605,579	¥92,804

Liabilities:
Derivative liabilities	¥16,860	¥28	¥16,832	¥0
Interest rate swap agreements	634	0	634	0
Options written and other	3,605	0	3,605	0
Futures, foreign exchange contracts	5,180	28	5,152	0
Foreign currency swap agreements	7,176	0	7,176	0
Credit derivatives held	265	0	265	0
Netting*4	(214)	0	0	0
Net derivative Liabilities	16,646	0	0	0
Accounts payable	2,833	0	0	2,833
Contingent consideration	2,833	0	0	2,833

	¥19,693	¥28	¥16,832	¥2,833

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2015
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥15,361	¥0	¥15,361	¥0
Trading securities	1,190,131	50,902	1,139,229	0
Available-for-sale securities	1,356,840	130,519	1,129,270	97,051
Japanese and foreign government bond securities	527,592	0	527,592	0
Japanese prefectural and foreign municipal bond securities	161,477	0	161,477	0
Corporate debt securities	287,613	0	287,613	0
Specified bonds issued by SPEs in Japan	7,280	0	0	7,280
CMBS and RMBS in the Americas	69,976	0	47,318	22,658
Other asset- backed securities	145,970	0	81,718	64,252
Other debt securities	2,000	0	0	2,000
Equity securities*2	154,932	130,519	23,552	861
Other securities	8,723	0	0	8,723
Investment funds*3	8,723	0	0	8,723
Derivative assets	25,123	6	13,247	11,870
Interest rate swap agreements	890	0	890	0
Options held/written and other	12,103	0	233	11,870
Futures, foreign exchange contracts	5,719	6	5,713	0
Foreign currency swap agreements	6,411	0	6,411	0
Netting*4	(2,858)	0	0	0
Net derivative assets	22,265	0	0	0
Other assets	36,038	0	0	36,038
Reinsurance recoverables*5	36,038	0	0	36,038

	¥2,632,216	¥181,427	¥2,297,107	¥153,682

Liabilities:
Derivative liabilities	¥29,619	¥762	¥28,857	¥0
Interest rate swap agreements	1,221	0	1,221	0
Options written and other	6,177	0	6,177	0
Futures, foreign exchange contracts	12,268	762	11,506	0
Foreign currency swap agreements	9,788	0	9,788	0
Credit derivatives held	165	0	165	0
Netting*4	(2,858)	0	0	0
Net derivative Liabilities	26,761	0	0	0
Accounts Payable	5,533	0	0	5,533
Contingent consideration	5,533	0	0	5,533
Policy Liabilities and Policy Account Balances	1,254,483	0	0	1,254,483
Variable annuity and variable life insurance contracts*6	1,254,483	0	0	1,254,483

	¥1,289,635	¥762	¥28,857	¥1,260,016

*1

A subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) on the loans held for sale originated on or after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “Other (income) and expense, net” in the consolidated statements of income were losses from the change in the fair

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

value of the loans of ¥628 million for the fiscal year ended March 31, 2013, gains from the change in the fair value of the loans of ¥116 million and ¥246 million for the fiscal year ended March 31, 2014 and 2015. No gains or losses were recognized in earnings during the fiscal years ended March 31, 2013, 2014 and 2015 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loan held for sale at March 31, 2014, were ¥12,024 million and ¥12,631 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥607 million. The amounts of aggregate unpaid principal balance and aggregate fair value at March 31, 2015, were ¥14,431 million and ¥15,361 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥930 million. As of March 31, 2014 and 2015, there were no loans that were 90 days or more past due, in non-accrual status, or both.

*2	A subsidiary that became a consolidated subsidiary of the Company during fiscal 2014 elected the fair value option under ASC 825 (“Financial Instruments”) for investments in equity securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains from the change in the fair value of those investments of ¥333 million and ¥1,070 million for the fiscal years ended March 31, 2014 and 2015. The amount of aggregate fair value elected the fair value option was ¥5,116 million and ¥8,168 million as of March 31, 2014 and 2015, respectively.
*3	Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for investments in some funds. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains from the change in the fair value of those investments of ¥670 million, ¥1,412 million ,and ¥1,301 million for the fiscal years ended March 31, 2013, 2014, and 2015. The amounts of aggregate fair value were ¥6,317 million and ¥8,723 million as of March 31, 2014 and 2015, respectively.
*4	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*5	Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for certain reinsurance recoverables held by the subsidiary acquired during the three months ended September 30, 2014. The fair value of the reinsurance recoverables elected for the fair value option in other assets was ¥36,038 million as of March 31, 2015. For the effect of changes in the fair value of those reinsurance recoverables on earnings for the fiscal year ended March 31, 2015, see Note 23 “Life Insurance Operations.”
*6	A subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for the entire variable annuity and variable life insurance contracts held by a subsidiary acquired during the three months ended September 30, 2014 in order to match the earnings recognized for the changes in fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances was ¥1,254,483 million as of March 31, 2015. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings for the fiscal year ended March 31, 2015, see Note 23 “Life Insurance Operations.”

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the fiscal years ended March 31, 2014 and 2015, there were no transfers between Level 1 and Level 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents the reconciliation of financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during fiscal year 2013, 2014 and 2015:

	2013
	Millions of yen
	Balance at April 1, 2012	Gains or losses (realized/ unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)*5	Balance at March 31, 2013	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2013*1
		Included in earnings*1	Included in other comprehensive Income*2	Total
Available-for-sale securities	¥243,655	¥(9,225)	¥7,693	¥(1,532)	¥19,294	¥(10,564)	¥(113,875)	¥0	¥136,978	¥(9,783)
Corporate debt securities	2,912	(508)	908	400	3,942	(432)	(298)	0	6,524	(456)
Specified bonds issued by SPEs in Japan	139,152	(9,228)	(15)	(9,243)	5,419	(9)	(72,075)	0	63,244	(8,095)
CMBS and RMBS in the Americas	31,024	(1,215)	4,446	3,231	3,525	(2,396)	(11,046)	0	24,338	(1,450)
Other asset- backed securities	62,157	846	935	1,781	6,408	(5,329)	(30,456)	0	34,561	218
Other debt securities	8,410	880	1,419	2,299	0	(2,398)	0	0	8,311	0
Other securities	0	670	825	1,495	5,018	(713)	0	0	5,800	670
Investment funds	0	670	825	1,495	5,018	(713)	0	0	5,800	670
Derivative assets and liabilities (net)	5,293	(3,194)	0	(3,194)	0	0	0	0	2,099	(3,194)
Options held/written, caps held and other	5,293	(3,194)	0	(3,194)	0	0	0	0	2,099	(3,194)

	2014
	Millions of yen
	Balance at April 1, 2013	Gains or losses (realized/ unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)*5	Balance at March 31, 2014	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2014*1
		Included in earnings*1	Included in other comprehensive Income*2	Total
Available-for-sale securities	¥136,978	¥4,364	¥4,056	¥8,420	¥56,202	¥(13,817)	¥(103,782)	¥0	¥84,001	¥180
Corporate debt securities	6,524	416	(356)	60	0	(1,325)	(4,598)	0	661	0
Specified bonds issued by SPEs in Japan	63,244	327	839	1,166	0	(36)	(57,602)	0	6,772	5
CMBS and RMBS in the Americas	24,338	2,388	963	3,351	14,295	(11,067)	(13,084)	0	17,833	(152)
Other asset- backed securities	34,561	1,233	371	1,604	40,907	(1,389)	(28,498)	0	47,185	327
Other debt securities	8,311	0	2,239	2,239	1,000	0	0	0	11,550	0
Other securities	5,800	1,767	584	2,351	2,013	(3,824)	(23)	0	6,317	1,767
Investment funds	5,800	1,767	584	2,351	2,013	(3,824)	(23)	0	6,317	1,767
Derivative assets and liabilities (net)	2,099	2,987	0	2,987	0	0	(2,600)	0	2,486	2,987
Options held/written and other	2,099	2,987	0	2,987	0	0	(2,600)	0	2,486	2,987
Accounts payable	0	2,343	0	2,343	5,176	0	0	0	2,833	2,343
Contingent consideration	0	2,343	0	2,343	5,176	0	0	0	2,833	2,343

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	2015
	Millions of yen
	Balance at April 1, 2014	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)*5	Balance at March 31, 2015	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2015*1
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale securities	¥84,001	¥2,101	¥6,653	¥8,754	¥65,964	¥(18,222)	¥(23,796)	¥(19,650)	¥97,051	¥(1,745)
Corporate debt securities	661	73	(24)	49	0	(210)	(500)	0	0	0
Specified bonds issued by SPEs in Japan	6,772	5	101	106	1,700	0	(1,298)	0	7,280	5
CMBS and RMBS in the Americas	17,833	60	3,724	3,784	29,372	(3,446)	(4,447)	(20,438)	22,658	(395)
Other asset-backed securities	47,185	(1,334)	4,428	3,094	34,892	(3,368)	(17,551)	0	64,252	(1,355)
Other debt securities	11,550	3,297	(1,649)	1,648	0	(11,198)	0	0	2,000	0
Equity securities	0	0	73	73	0	0	0	788	861	0
Other securities	6,317	1,290	1,142	2,432	6,180	(4,870)	(1,336)	0	8,723	1,290
Investment funds	6,317	1,290	1,142	2,432	6,180	(4,870)	(1,336)	0	8,723	1,290
Derivative assets and liabilities (net)	2,486	(13,838)	0	(13,838)	28,536	0	(5,314)	0	11,870	(13,838)
Options held/written and other	2,486	(13,838)	0	(13,838)	28,536	0	(5,314)	0	11,870	(13,838)
Other assets	0	(36,072)	0	(36,072)	72,654	0	(544)	0	36,038	(36,072)
Reinsurance recoverables*6	0	(36,072)	0	(36,072)	72,654	0	(544)	0	36,038	(36,072)
Accounts payable	2,833	(12,203)	0	(12,203)	0	0	(9,503)	0	5,533	(12,203)
Contingent consideration	2,833	(12,203)	0	(12,203)	0	0	(9,503)	0	5,533	(12,203)
Policy Liabilities and Policy Account Balances	0	(100,702)	0	(100,702)	1,765,444	0	(611,663)	0	1,254,483	(100,702)
Variable annuity and variable life insurance contracts*7	0	(100,702)	0	(100,702)	1,765,444	0	(611,663)	0	1,254,483	(100,702)

*1	Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” and gains from accounts payable are included in “Other (income) and expense, net”, respectively. Also, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities.”
*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4	Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included. For the information of decrease in accounts payable, see Note 3 (“Acquisitions”).
*5	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.
*6	“Included in earnings” in the above table includes changes in the fair value of reinsurance recoverables recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

*7	“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

There were no transfers in or out of Level 3 in fiscal 2013 and 2014.

In fiscal 2015, CMBS in the Americas totaling ¥20,438 million were transferred from Level 3 to Level 2, since the inputs such as trading price and/or bid price became observable due to the market returning to active and the bonds invested being more liquid with actual observable trades of the similar financial instruments and/or active dealer bids. In addition equity securities totaling ¥788 million were transferred from Level 2 to Level 3, since the inputs became unobservable.

The following table presents recorded amounts of assets measured at fair value on a nonrecurring basis as of March 31, 2014 and 2015. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

	March 31, 2014
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥39,866	¥0	¥0	¥39,866
Investment in operating leases and property under facility operations	60,665	0	0	60,665
Land and buildings undeveloped or under construction	18,237	0	0	18,237

	¥118,768	¥0	¥0	¥118,768

	March 31, 2015
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥21,537	¥0	¥0	¥21,537
Investment in operating leases and property under facility operations	67,500	0	0	67,500
Land and buildings undeveloped or under construction	8,084	0	0	8,084
Certain investment in affiliates	1,220	0	0	1,220
Goodwill	2,435	0	0	2,435

	¥100,776	¥0	¥0	¥100,776

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

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the Americas are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

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

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, the Company and its subsidiaries periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Investment in operating leases and property under facility operations and land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and Land and buildings undeveloped or under construction.

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

The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as level 3 if the company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries judged that there has been increased overall trading activity, and the Company and its subsidiaries classified these securities as level 2 for those securities that were measured at fair value based on the observable inputs such as trading price and/or bit price. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using level 3 inputs in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds are not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use discounted cash flow methodologies that incorporates significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs in Japan, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs in Japan. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodologies) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

Certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as Level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market.

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

Reinsurance recoverables

Certain subsidiaries of the Company have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Variable annuity and variable life insurance contracts

A subsidiary of the Company has elected the fair value option for the entire variable annuity and variable life insurance contracts held by a subsidiary acquired during the three months period ended in September 30, 2014 in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market and are categorized as trading securities. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Goodwill

For the information about the valuation process and the valuation methodologies, see Note 13 “Goodwill and Other intangible assets.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about Level 3 Fair Value Measurements

The following table provides information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets or liabilities measured at fair value on a recurring basis as of March 31, 2014 and 2015.

	March 31, 2014
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale securities
Corporate debt securities	¥661	Appraisals/Broker quotes	—	—

Specified bonds issued by SPEs in Japan	3,627	Discounted cash flows	Discount rate	1.0% – 11.1%
				(4.5%)

	3,145	Appraisals/Broker quotes	—	—

CMBS and RMBS in the Americas	17,833	Discounted cash flows	Discount rate	10.8% – 38.0%
				(19.2%)

			Probability of default	0.0% – 18.1%
				(0.4%)

Other asset-backed securities	5,158	Discounted cash flows	Discount rate	4.1% – 28.1%
				(10.4%)

			Probability of default	0.9% – 1.5%
				(1.4%)
	42,027	Appraisals/Broker quotes	—	—

Other debt securities	11,550	Discounted cash flows	Discount rate	12.0%
				(12.0%)

Other securities
Investment funds	6,317	Internal cash flows	Discount rate	15.0% – 32.0%
				(20.1%)
Derivative assets
Options written and other	2,486	Discounted cash flows	Discount rate	10.0% – 15.0%
				(11.5%)

Total	¥92,804

Liabilities:
Accounts payable
Contingent consideration	¥2,833	Monte Carlo simulation	Discount rate	16.0%
				(16.0%)

Total	¥2,833

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2015
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale securities
Specified bonds issued by SPEs in Japan	¥2,543	Discounted cash flows	Discount rate	0.9% – 3.6%
				(2.2%)
	4,737	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	22,658	Discounted cash flows	Discount rate	13.6% – 32.4%
				(18.2%)
			Probability of default	0.0% – 22.0%
				(7.2%)
Other asset-backed securities	7,583	Discounted cash flows	Discount rate	1.2% – 32.4%
				(13.2%)
			Probability of default	0.8% – 1.3%
				(1.0%)
	56,669	Appraisals/Broker quotes	—	—

Other debt securities	2,000	Appraisals	—	—

Equity securities	861	Discounted cash flows	Discount rate	6.2%
				(6.2%)
Other securities
Investment funds	8,723	Internal cash flows	Discount rate	12.0% – 28.0%
				(15.8%)
Derivative assets
Options held/written and other	7,982	Discounted cash flows	Discount rate	10.0% – 15.0%
				(11.8%)
	3,888	Appraisals/Broker quotes	—	—
Other assets
Reinsurance recoverables	36,038	Discounted cash flows	Discount rate	(0.1)% – 0.8%
				(0.2%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 54.0%
				(20.8%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(100.0%)

Total	¥153,682

Liabilities:
Accounts payable
Contingent consideration	¥5,533	Monte Carlo simulation	Discount rate	13.9%
				(13.9%)
Policy liabilities and Policy Account Balances
Valuable annuity and variable life insurance contracts	1,254,483	Discounted cash flows	Discount rate	(0.1)% – 0.8%
				(0.2%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 54.0%
				(20.8%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(100.0%)

Total	¥1,260,016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis as of March 31, 2014 and 2015.

	March 31, 2014
	Millions of yen	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
	Fair Value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥39,866	Discounted cash flows	Discount rate	5.3% – 19.0%
				(10.2%)
		Direct capitalization	Capitalization rate	5.6% – 19.0%
				(10.3%)
Investment in operating leases and property under facility operations	60,665	Discounted cash flows	Discount rate	5.2% – 11.0%
				(5.6%)
Land and buildings undeveloped or under construction	18,237	Discounted cash flows	Discount rate	3.9% – 9.9%
				(7.1%)

	¥118,768

	March 31, 2015
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥21,537	Discounted cash flows	Discount rate	5.8% – 12.0%
				(9.5%)
		Direct capitalization	Capitalization rate	5.5% – 16.5%
				(10.4%)
Investment in operating leases and property under facility operations	25,732	Discounted cash flows	Discount rate	4.1% – 15.0%
				(5.1%)
	41,768	Appraisals	—	—
Land and buildings undeveloped or under construction	8,084	Discounted cash flows	Discount rate	5.3% – 10.1%
				(9.2%)

Certain investment in affiliates	1,220	Discounted cash flows	Discount rate	9.8%
				(9.8%)
Goodwill	2,435	Discounted cash flows	—	—
		Business enterprise value multiples	—	—

	¥100,776

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

The total cost of the acquisition consideration was ¥255,163 million. The initial consideration of ¥249,987 million was paid by ¥230,579 million in cash and 13,902,900 shares issued out of treasury, valued at ¥19,408 million. The 13,902,900 shares issued to Rabobank as part of the total consideration was determined based on the closing price of ¥1,396 of the Company’s common share on the Tokyo Stock Exchange on July 1, 2013 in accordance with the share purchase agreement executed between the Company and Rabobank as of February 19, 2013. In addition, the Company will be required to pay contingent consideration depending on the future performance of a certain section of asset management business for each of Robeco’s fiscal years until the fiscal year ending in December 2015. The estimated fair value of such contingent consideration was ¥5,176 million, which is included in the total consideration transferred. The contingent consideration was ¥2,833 million and ¥5,533 million as of March 31, 2014 and 2015, respectively. During fiscal 2015, there was an increase in its fair value by ¥12,203 million, a decrease by ¥47 million due to settlement, and a decrease by ¥9,456 million due to the amount for an annual payment being finalized. The change in the fair value is included as part of other (income) and expense, net in the Company’s consolidated statements of income. The Company believes that the change in such consideration is not expected to be significant.

Transaction costs of ¥2,039 million are included in selling, general and administrative expenses in the Company’s consolidated statements of income for prior periods.

Through this acquisition, the Company aims to expand its global asset management business as one of the measures to pursue new business models by combining finance with related services. The rationale for the Company’s acquisition of Robeco includes the strength of Robeco’s global brand, the diversity of its businesses across asset classes and regions, the breadth of its global distribution network and the experience of its investment teams. As a well-managed and relatively autonomous group of businesses with a good performance record, Robeco is the ideal vehicle for the Company to pursue its ambitions in global asset management. Growth opportunities also exist in the pension and asset management markets in Asia and the Middle East, where the Company has an established network.

The Company allocated the acquisition consideration to Robeco’s respective assets acquired and liabilities assumed, and records the identified assets, liabilities and noncontrolling interest based on their fair values at the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”). The fair value of noncontrolling interest is estimated based on the acquisition consideration taking into account an appraised value using a market approach (business enterprise value multiples).

The Company finalized the purchase price allocation during the three months ended June 30, 2014. As a result, the following table provides fair value amounts allocated to assets acquired and liabilities assumed of Robeco.

Millions of yen
Fair value amounts of assets, liabilities and noncontrolling interests
Cash and Cash Equivalents	¥43,737
Investment in Securities	3,325
Investment in Affiliates	931
Trade Notes, Accounts and Other Receivable	1,462
Office Facilities	1,839
Other Assets	390,491

Total Assets	441,785

Trade Notes, Accounts and Other Payable	770
Current and Deferred Income Taxes	71,087
Long-Term Debt	31,016
Other Liabilities	55,981

Total Liabilities	158,854

Noncontrolling interests	27,768

Net	¥255,163

Goodwill with a value of ¥130,961 million, and other intangible assets of ¥205,730 million that were identified in connection with the acquisition are included in other assets in the above table and the Company’s consolidated balance sheets as of March 31, 2015. The goodwill is calculated as the excess of consideration transferred and the fair value of noncontrolling interest over the net assets recognized at fair value. The Company calculated the amount of goodwill based on estimates of fair value of assets acquired, liabilities assumed and noncontrolling interest. The goodwill represents the future growth of the ORIX Group from new revenue streams arising from the consolidation of Robeco and synergies with the Company’s existing assets and businesses. The goodwill is not deductible for tax purposes. The goodwill and other intangible assets recorded in connection with this acquisition are included in the Overseas Business segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other intangible assets recognized in this acquisition consist of the following:

	Millions of yen	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangible assets that have indefinite useful lives:
Asset management contracts	¥152,680	—
Trade names	18,115	—

Subtotal	170,795

Intangibles subject to amortization:
Customer relationships	32,994	7
Software	1,941	7

Subtotal	34,935

Total	¥205,730

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2012, the beginning of the fiscal year ended March 31, 2013:

	Millions of yen	Millions of yen
	March 31, 2013	March 31, 2014
Total revenues	¥1,158,794	¥1,405,276
Income from Continuing Operations	130,050	189,061

Total revenues and income from continuing operations of Robeco included in the Company’s consolidated statements of income for the year ended March 31, 2014 were ¥111,166 million and ¥17,251 million, respectively

The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date. The unaudited supplemental pro forma financial information does not include nonrecurring costs directly attributable to the acquisition, such as certain professional fees, that would not have been incurred had the acquisition not occurred.

(2) DAIKYO INCORPORATED acquisition

In March, 2005, the Company entered into a capital alliance with DAIKYO, which operates condominium development and management businesses. In connection with the capital alliance, the Company acquired 133,720,000 shares of DAIKYO’s common stock, 10,000,000 shares of type-1 preferred stock, 15,000,000 shares of type-2 preferred stock and 25,000,000 shares of type-4 preferred stock. In June 2008, DAIKYO redeemed certain of type-2 preferred stock and type-4 preferred stock held by the Company. Furthermore, in March 2009, the Company subscribed 25,000,000 shares of type-7 preferred stock and acquired 23,598,144 shares of type-8 preferred stock of DAIKYO. Since entering into the capital alliance, DAIKYO has shifted its business model from one focusing on “Flow business”, such as development and sale of condominiums, to one that achieves a balance between “Flow business” and “Stock business”, such as asset management and brokerage of condominiums. As a result of the shift, DAIKYO has developed business platforms that generate more stable financial performance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

On February 27, 2014, the Company exercised its conversion rights attached to all type-2 preferred stock, type-4 preferred stock, type-7 preferred stock and type-8 preferred stock of DAIKYO held by the Company. As a result, the Company acquired an additional 398,204,999 shares of common stock of DAIKYO. Following the conversion, its voting rights in DAIKYO increased from 31.7% to 64.1% and DAIKYO became a consolidated subsidiary of the Company from an equity method affiliate. There was no additional capital investment in DAIKYO in conjunction with the exercise of the acquisition rights.

Transaction costs of ¥23 million are included in selling, general and administrative expenses in the Company’s consolidated statements of income for the fiscal year ended March 31, 2014.

Prior to the exercise of the acquisition rights in February 2014, the Company’s interest in DAIKYO was accounted for under the equity method of accounting. As a result of this step acquisition, the Company remeasured its previously held equity interest at its fair value of ¥124,606 million, which was calculated based primarily on the market price of the common shares on an as-if converted basis adjusted for any control premium, and the Company recognized a gain of ¥58,435 million included in gains on sales of subsidiaries and affiliates and liquidation losses, net in the consolidated statements of income for the fiscal year ended March 31, 2014.

The Company allocates the acquisition consideration in the amount of ¥124,606 million to DAIKYO’s respective assets acquired and liabilities assumed and records the identified assets, liabilities and noncontrolling interest based on their fair values at the acquisition date using the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”). The fair value of noncontrolling interest is measured based on the market price of the common shares held by noncontrolling shareholders as of the acquisition date. The Company finalized the purchase price allocation during the fiscal year ended March 31, 2015. As a result, the following table provides fair value amounts allocated to assets acquired and liabilities assumed of DAIKYO, including a reconciliation to the preliminary valuation for the fiscal year ended March 31, 2014, are as follows.

	Millions of yen	Millions of yen	Millions of yen
	Preliminary Valuation 2014	Adjustments/ Reclassifications	Final Valuation 2015
Cash and Cash Equivalents	¥105,328	¥0	¥105,328
Investment in Operating Leases	3,710	3,993	7,703
Investment in Securities	1,438	(125)	1,313
Investment in Affiliates	44,628	(15,611)	29,017
Trade Notes, Accounts and Other Receivable	16,059	1,221	17,280
Inventories	102,400	(16,247)	86,153
Office Facilities	9,274	1,701	10,975
Other Assets	75,400	22,047	97,447

Total Assets	358,237	(3,021)	355,216

Short-Term Debt	1,647	(260)	1,387
Trade Notes, Accounts and Other Payable	45,257	(7,122)	38,135
Current and Deferred Income Taxes	5,288	12,684	17,972
Long-Term Debt	69,790	(4,080)	65,710
Other Liabilities	42,912	(4,159)	38,753

Total Liabilities	164,894	(2,937)	161,957

Noncontrolling interests	68,737	(84)	68,653

Net	¥124,606	¥0	¥124,606

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Goodwill with a value of ¥12,957 million, and other intangible assets of ¥60,308 million that were identified in connection with the acquisition are included in other assets in the Company’s consolidated balance sheets as of March 31, 2015. The goodwill is calculated as the excess of consideration transferred and the fair value of noncontrolling interest over the net assets recognized at fair value. The Company calculated the amount of goodwill based on estimates of fair value of assets acquired, liabilities assumed and noncontrolling interest. The goodwill represents the future growth of the ORIX Group from new revenue streams arising from the consolidation of DAIKYO and synergies with the existing Company’s assets and businesses. The goodwill is not deductible for tax purposes. The goodwill and other intangible assets recorded in connection with this acquisition are included in the Investment and Operation segment.

Other intangible assets recognized in this acquisition consist of the following:

	Millions of yen	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangible assets that have indefinite useful lives:
Trade names	¥20,355	—

Subtotal	20,355

Intangibles subject to amortization:
Customer relationships	37,463	18
Backlog	2,490	2

Subtotal	39,953

Total	¥60,308

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2012, the beginning of the fiscal year ended March 31, 2013:

	Millions of yen	Millions of yen
	March 31, 2013	March 31, 2014
Total revenues	¥1,332,984	¥1,594,033
Income from Continuing Operations	133,572	203,243

Total revenues and income from continuing operations of DAIKYO included in the Company’s consolidated statements of income for the year ended March 31, 2014 were ¥56,803 million and ¥1,296 million, respectively

The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date.

(3) Hartford Life Insurance K.K. acquisition

On July 1, 2014, the Company’s wholly owned subsidiary, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), acquired the entire outstanding shares of Hartford Life Insurance K.K. (Head office: Minato-ku, Tokyo, Japan, Business description: Life insurance business and reinsurance business, hereinafter, “HLIKK”), a subsidiary of The Hartford Financial Services Group, Inc. in accordance with the share purchase

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

agreement executed between the Company and Hartford Life, Inc. (Head office: Simsburry, Connecticut, U.S.A.), a subsidiary of The Hartford Financial Services Group, Inc. as of April 28, 2014 in order to enhance its capital strength and improve the soundness of its management, in view of accelerating its growth. As a result, HLIKK has become a consolidated subsidiary of the Company. HLIKK has discontinued selling insurance products since June 2009.

The total cost of acquisition consideration was ¥98,355 million, of which cost, ¥97,676 million was paid in cash on July 1, 2014. In addition, an additional consideration of ¥679 million was paid in cash on December 3, 2014, as a result of the acquisition price adjustment calculated based on HLIKK’s net assets as of June 30, 2014 pursuant to the share purchase agreement.

Transaction costs were ¥224 million for the year ended March 31, 2014 and ¥1,217 million for the year ended March 31, 2015, respectively, and are included in selling, general and administrative expenses in the Company’s consolidated statements of income.

The Company allocated the acquisition consideration to HLIKK’s respective assets acquired and liabilities assumed, and recorded the identified assets and liabilities based on their fair values at the acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”).

The following table provides preliminary fair value amounts allocated to assets acquired and liabilities assumed of HLIKK. The acquisition occurred during the three months ended September 30, 2014, and the purchase price allocation has not yet been finalized as of the filing date of this report. Although certain items are still pending further evaluation, the final purchase price allocations are not expected to differ materially from the current valuation.

In connection with this acquisition, the Company recognized the identifiable assets acquired and the liabilities assumed at their fair value, and recognized an excess of the fair value of the net assets acquired over the fair value of the consideration transferred as a bargain purchase gain of ¥36,082 million, which is separately reported in the consolidated statements of income.

Millions of yen
Provisional fair value amounts of assets, liabilities
Cash and Cash Equivalents	¥69,244
Installment Loans	282
Investment in Securities	1,847,536
Trade Notes, Accounts and Other Receivable	66,340
Office Facilities	351
Other Assets	319,244

Total Assets	2,302,997

Short-Term Debt	25,000
Trade Notes, Accounts and Other Payable	3,979
Policy Liabilities and Policy Account Balances	2,125,257
Current and Deferred Income Taxes	8,413
Other Liabilities	5,911

Total Liabilities	2,168,560

Net	134,437

Fair value of Consideration transferred	98,355

Bargain purchase gain	¥36,082

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2013, the beginning of the year ended March 31, 2014:

	Millions of yen
	March 31, 2014	March 31, 2015
Total revenues	¥1,819,007	¥2,220,805
Income from Continuing Operations	215,158	259,239

Total revenues and income from continuing operations of HLIKK included in the Company’s consolidated statements of income for the year ended March 31, 2015 are ¥196,883 million and ¥4,597 million, respectively.

The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date. The Company elected the fair value option to account for variable annuity insurance contracts at the acquisition date; however, it cannot reasonably calculate their fair values prior to the acquisition date as if the fair value option were retrospectively applied. Thus, the unaudited supplemental pro forma financial information is prepared in accordance with ASC 944 (“Financial Services—Insurance”) without applying the fair value option accounting.

(4) Other acquisitions

During fiscal 2013, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥70,537 million, which was paid in cash. In accordance with the finalization of purchase price allocation during fiscal 2014, the amount of goodwill was ¥24,114 million, of which ¥6,964 million is deductible for income tax calculation purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥29,090 million. The acquisitions were mainly included in the Retail segment and the Investment and Operation segment.

During fiscal 2014, the Company and its subsidiaries acquired entities, other than Robeco and DAIKYO, for a total cost of the acquisition consideration of ¥62,565 million, which was paid in cash. In accordance with the finalization of purchase price allocation during fiscal 2015, the amount of goodwill was ¥39,507 million, of which ¥1,184 million is deductible for income tax calculation purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥1,343 million. The acquisitions were mainly included in the Corporate Financial Services segment and the Overseas Business segment.

During fiscal 2015, the Company and its subsidiaries acquired entities other than HLIKK which were individually immaterial business combinations but were considered collectively material. The total cost of the acquisitions consideration was ¥102,621 million which was paid mainly in cash.

The Company allocates the acquisition consideration to the entities’ respective assets acquired and liabilities assumed, and records the identified assets, liabilities and noncontrolling interest based on their fair values at the acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”). The fair value of noncontrolling interest is estimated based on the acquisition consideration taking into account an appraisal value using a binominal option pricing model.

The following table provides preliminary fair value amounts allocated to assets acquired and liabilities assumed of the acquired entities. The Company has reflected certain preliminary estimates with respect to the fair

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

value of the underlying net assets and noncontrolling interests of the entities in determining amount of goodwill. The amount of goodwill and intangible assets other than goodwill could possibly be adjusted because certain of the acquisitions were made near the fiscal year-end and the purchase price allocations have not completed yet. However, the final purchase price allocations are not expected to differ materially from the current valuation.

Millions of yen
Provisional fair value amounts of assets, liabilities and noncontrolling interests
Cash and Cash Equivalents	¥32,234
Property under Facility Operations	9,289
Trade Notes, Accounts and Other Receivable	37,359
Inventories	20,735
Office Facilities	3,250
Other Assets	160,731
Other	1,358

Total Assets	264,956

Short-Term Debt	4,140
Trade Notes, Accounts and Other Payable	33,963
Current and Deferred Income Taxes	24,457
Long-Term Debt	45,739
Other Liabilities	28,011

Total Liabilities	136,310

Noncontrolling interests	26,025

Aggregate fair value of considerations transferred	¥102,621

Goodwill with a preliminary value of ¥83,751 million and other intangible assets of ¥59,320 million that were identified in connection with the acquisitions are included in other assets in the Company’s consolidated balance sheet as of March 31, 2015. The goodwill is calculated as the excess of considerations transferred and the fair value of noncontrolling interest over the net assets recognized at fair value. The goodwill represents the future growth of the ORIX Group from new revenue streams arising from the consolidation of the entities and synergies with the existing Company’s assets and businesses. The goodwill is not deductible for tax purposes. The goodwill and other intangible assets recorded in connection with the acquisitions are included in the Corporate Financial Services segment, the Investment and Operation segment and the Overseas Business segment.

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisitions had occurred as of April 1, 2013, the beginning of the year ended March 31, 2014:

	Millions of yen
	March 31, 2014	March 31, 2015
Total revenues	¥1,756,437	¥2,345,327
Income from Continuing Operations	197,772	255,219

Total revenues and income from continuing operations of newly consolidated subsidiaries included in the Company’s consolidated statements of income for the year ended March 31, 2015 are ¥234,030 million and ¥5,033 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

4. Cash Flow Information

Cash payments during fiscal 2013, 2014 and 2015 are as follows:

	Millions of yen
	2013	2014	2015
Cash payments:
Interest	¥105,308	¥88,385	¥76,755
Income taxes	11,955	32,831	83,462

Non-cash activities in fiscal 2013, 2014 and 2015 are as follows.

In fiscal 2013, 2014 and 2015, real estate under operating leases of ¥49,396 million, ¥50,820 million and ¥4,042 million, respectively, were recognized with the corresponding amounts of installment loans and investment in securities being derecognized as a result of acquiring real estate collateral. In fiscal 2014, other assets of ¥8,741 million were also recognized with the corresponding amounts of installment loans and investment in securities being derecognized as a result of acquiring real estate collateral.

In fiscal 2013, both assets and liabilities were decreased ¥33,847 million, in the Company’s consolidated balance sheets due to deconsolidation by the Company of certain VIEs which had been consolidated. The derecognized assets mainly consist of investment in operating leases and investment in securities, and the derecognized liabilities mainly consist of long-term debt. In fiscal 2014, assets and liabilities were decreased by ¥155,918 million and ¥170,869 million, respectively, in the Company’s consolidated balance sheet due to deconsolidation of certain VIEs which had been consolidated by a subsidiary. The derecognized assets mainly consist of installment loans and investment in securities, and the derecognized liabilities mainly consist of long-term debt. Derecognition of these assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions. In fiscal 2015, assets and liabilities decreased by ¥7,450 million and ¥9,279 million, respectively, in the Company’s consolidated balance sheet due to deconsolidation of certain VIEs which had been consolidated by a subsidiary. The derecognized assets mainly consist of installment loans, and the derecognized liabilities mainly consist of long-term debt. Derecognition of these assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions.

As non-cash financing activities, ¥99,773 million and ¥49,944 million of convertible bonds were converted to common stocks in fiscal 2013 and 2014, respectively.

In addition, the Company and its subsidiaries recognized identifiable assets acquired and liabilities assumed at their fair values in connection with the acquisitions, details of which are provided in Note 3 “Acquisitions.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

5. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2014 and 2015 consists of the following:

	Millions of yen
	2014	2015
Total Minimum lease payments to be received	¥1,282,872	¥1,410,512
Less : Estimated executory costs	(61,723)	(63,456)
Minimum lease payments receivable	1,221,149	1,347,056
Estimated residual value	27,351	30,620
Initial direct costs	5,157	5,866
Unearned lease income	(159,584)	(167,088)

	¥1,094,073	¥1,216,454

Minimum lease payments receivable are due in periodic installments through fiscal 2035. At March 31, 2015, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2016	¥457,889
2017	328,282
2018	223,763
2019	132,672
2020	79,813
Thereafter	124,637

Total	¥1,347,056

Included in finance revenues in the consolidated statements of income are direct financing leases revenues of ¥54,356 million, ¥57,483 million and ¥61,116 million for fiscal 2013, 2014 and 2015, respectively.

Gains and losses from the disposition of direct financing lease assets, which were included in finance revenues, were not significant for fiscal 2013, 2014 and 2015.

6. Investment in Operating Leases

Investment in operating leases at March 31, 2014 and 2015 consists of the following:

	Millions of yen
	2014	2015
Transportation equipment	¥845,820	¥934,430
Measuring and information-related equipment	228,386	236,922
Real estate	716,883	590,388
Other	17,799	19,767

	1,808,888	1,781,507
Accumulated depreciation	(449,435)	(506,801)

Net	1,359,453	1,274,706
Accrued rental receivables	20,288	21,514

	¥1,379,741	¥1,296,220

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

For fiscal 2013, 2014 and 2015, gains from the disposition of operating lease assets included in operating lease revenues are ¥19,848 million, ¥23,692 million and ¥34,425 million, respectively.

For fiscal 2014, where the Company and its subsidiaries have no significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are reported as income from discontinued operations, net.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2013, 2014 and 2015 are as follows:

	Millions of yen
	2013	2014	2015
Depreciation expenses	¥145,928	¥166,234	¥177,038
Various expenses	48,501	50,334	61,119

	¥194,429	¥216,568	¥238,157

The operating lease contracts include non-cancelable lease terms that range up to 20 years at March 31, 2015. The minimum future rentals on non-cancelable operating leases due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2016	¥184,662
2017	130,304
2018	91,730
2019	54,888
2020	28,322
Thereafter	52,491

Total	¥542,397

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

7. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2014 and 2015 is as follows:

	Millions of yen
	2014	2015
Borrowers in Japan:
Consumer—
Housing loans	¥973,439	¥1,048,216
Card loans	228,868	243,225
Other	24,875	22,866

	1,227,182	1,314,307

Corporate—
Real estate companies	228,062	227,568
Non-recourse loans	72,625	41,535
Commercial, industrial and other companies	409,846	401,718

	710,533	670,821

Overseas:
Non-recourse loans	101,579	83,233
Commercial, industrial companies and other	222,920	367,401

	324,499	450,634
Purchased loans*	53,341	42,292

	¥2,315,555	¥2,478,054

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

Generally, installment loans are made under agreements that require the borrower to provide collateral or guarantors.

At March 31, 2015, the contractual maturities of installment loans (except purchased loans) for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2016	¥445,181
2017	257,179
2018	219,610
2019	222,592
2020	184,265
Thereafter	1,106,935

Total	¥2,435,762

Included in finance revenues in the consolidated statements of income is interest income on loans of ¥144,458 million, ¥118,287 million and ¥110,390 million fiscal 2013, 2014 and 2015, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2014 and 2015 were ¥14,267 million and ¥15,613 million, respectively. There were ¥12,631 million and ¥15,361 million of loans held for sale as of March 31, 2014 and 2015, respectively, measured at fair value by electing the fair value option.

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

Purchased loans acquired by the Company and its subsidiaries are generally characterized by extended period of non-performance by the borrower, and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥53,341 million and ¥42,292 million as of March 31, 2014 and 2015, respectively, and the fair value at the acquisition date of purchased loans acquired during fiscal 2014 and 2015 were ¥4,742 million and ¥10,131 million, respectively.

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired, and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥23,075 million and ¥15,216 million as of March 31, 2014 and 2015, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2013, 2014 and 2015 are as follows:

	Millions of yen
	2013	2014	2015
Beginning balance	¥19,825	¥15,316	¥14,148
Provision (Reversal)	4,649	2,532	(690)
Charge-offs	(9,412)	(3,921)	(3,390)
Recoveries	0	111	432
Other*	254	110	217

Ending balance	¥15,316	¥14,148	¥10,717

*	Other includes foreign currency translation adjustments.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the allowance for credit losses for fiscal 2013, 2014 and 2015:

	March 31, 2013
	Millions of yen
	Loans
	Consumer	Corporate		Purchased loans*1	Direct financing leases	Total
		Non-recourse loans	Other
Allowance for Credit Losses:
Beginning balance	¥16,140	¥23,505	¥60,266	¥19,825	¥16,852	¥136,588
Provision (Reversal)	809	(200)	2,335	4,649	2,423	10,016
Charge-offs	(3,050)	(7,384)	(20,566)	(9,412)	(4,409)	(44,821)
Recoveries	281	1	988	0	363	1,633
Other*2	346	795	(1,148)	254	601	848

Ending balance	¥14,526	¥16,717	¥41,875	¥15,316	¥15,830	¥104,264

Individually evaluated for impairment	3,190	14,620	34,206	13,135	0	65,151
Not individually evaluated for impairment	11,336	2,097	7,669	2,181	15,830	39,113

Financing receivables:
Ending balance	¥1,171,142	¥568,957	¥862,332	¥70,801	¥989,380	¥3,662,612

Individually evaluated for impairment	10,861	61,050	111,722	29,107	0	212,740
Not individually evaluated for impairment	1,160,281	507,907	750,610	41,694	989,380	3,449,872

	March 31, 2014
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for Credit Losses:
Beginning balance	¥14,526	¥16,717	¥41,875	¥15,316	¥15,830	¥104,264
Provision	4,437	2,381	837	2,532	3,651	13,838
Charge-offs	(5,786)	(3,590)	(11,807)	(3,921)	(4,421)	(29,525)
Recoveries	290	140	798	111	70	1,409
Other*3	6	(6,601)	1,041	110	254	(5,190)

Ending balance	¥13,473	¥9,047	¥32,744	¥14,148	¥15,384	¥84,796

Individually evaluated for impairment	3,279	8,534	25,054	12,288	0	49,155
Not individually evaluated for impairment	10,194	513	7,690	1,860	15,384	35,641

Financing receivables:
Ending balance	¥1,236,414	¥174,204	¥837,329	¥53,341	¥1,094,073	¥3,395,361

Individually evaluated for impairment	11,796	24,902	76,051	23,075	0	135,824
Not individually evaluated for impairment	1,224,618	149,302	761,278	30,266	1,094,073	3,259,537

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2015
	Millions of yen
	Loans					Total
	Consumer	Corporate		Purchased loans*1	Direct financing leases
		Non-recourse loans	Other
Allowance for Credit Losses:
Beginning balance	¥13,473	¥9,047	¥32,744	¥14,148	¥15,384	¥84,796
Provision (Reversal)	5,456	(1,080)	4,800	(690)	3,145	11,631
Charge-offs	(7,189)	(53)	(13,247)	(3,390)	(3,832)	(27,711)
Recoveries	835	0	593	432	58	1,918
Other*4	10	234	782	217	449	1,692

Ending balance	¥12,585	¥8,148	¥25,672	¥10,717	¥15,204	¥72,326

Individually evaluated for impairment	2,606	7,751	15,541	8,481	0	34,379
Not individually evaluated for impairment	9,979	397	10,131	2,236	15,204	37,947

Financing receivables:
Ending balance	¥1,330,353	¥124,768	¥965,028	¥42,292	¥1,216,454	¥3,678,895

Individually evaluated for impairment	11,993	22,032	51,793	15,216	0	101,034
Not individually evaluated for impairment	1,318,360	102,736	913,235	27,076	1,216,454	3,577,861

*1	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).
*2	Other mainly includes foreign currency translation adjustments and decrease in allowance related to newly consolidated subsidiaries and sales of a subsidiary.
*3	Other mainly includes foreign currency translation adjustments and decrease in allowance related to newly consolidated subsidiaries. Additionally, other in non-recourse loans includes a decrease of ¥6,562 million due to the sale of controlling class interests of a certain VIE, which was formerly consolidated, to a third party and resulting in deconsolidation of that VIE.
*4	Other mainly includes foreign currency translation adjustments and decrease in allowance related to newly consolidated subsidiaries.
*5	Loans held for sale are not included in the table preceding pages.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the impaired loans as of March 31, 2014 and 2015:

	March 31, 2014
		Millions of Yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded*1:		¥25,049	¥25,025	¥0
Consumer borrowers		725	711	0
	Housing loans	725	711	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		24,324	24,314	0
Non-recourse loans	Japan	6,505	6,505	0
	The Americas	2,259	2,259	0
Other	Real estate companies	3,770	3,767	0
	Entertainment companies	2,614	2,613	0
	Other	9,176	9,170	0
Purchased loans		0	0	0
With an allowance recorded*2:		110,775	110,064	49,155
Consumer borrowers		11,071	11,010	3,279
	Housing loans	6,592	6,543	2,432
	Card loans	2,950	2,942	629
	Other	1,529	1,525	218
Corporate borrowers		76,629	75,979	33,588
Non-recourse loans	Japan	1,363	1,299	1,020
	The Americas	14,775	14,746	7,514
Other	Real estate companies	25,099	25,046	8,911
	Entertainment companies	5,213	5,172	1,801
	Other	30,179	29,716	14,342
Purchased loans		23,075	23,075	12,288

Total:		¥135,824	¥135,089	¥49,155

Consumer borrowers		11,796	11,721	3,279

	Housing loans	7,317	7,254	2,432

	Card loans	2,950	2,942	629

	Other	1,529	1,525	218

Corporate borrowers		100,953	100,293	33,588

Non-recourse loans	Japan	7,868	7,804	1,020

	The Americas	17,034	17,005	7,514

Other	Real estate companies	28,869	28,813	8,911

	Entertainment companies	7,827	7,785	1,801

	Other	39,355	38,886	14,342

Purchased loans		23,075	23,075	12,288

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2015
		Millions of Yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded*1:		¥18,404	¥18,359	¥0
Consumer borrowers		450	407	0
	Housing loans	450	407	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		17,954	17,952	0
Non-recourse loans	Japan	4,975	4,975	0
	The Americas	0	0	0
Other	Real estate companies	5,167	5,167	0
	Entertainment companies	892	892	0
	Other	6,920	6,918	0
Purchased loans		0	0	0
With an allowance recorded*2:		82,630	79,418	34,379
Consumer borrowers		11,543	9,737	2,606
	Housing loans	4,907	3,118	1,689
	Card loans	3,741	3,731	566
	Other	2,895	2,888	351
Corporate borrowers		55,871	54,465	23,292
Non-recourse loans	Japan	310	310	64
	The Americas	16,747	16,747	7,687
Other	Real estate companies	15,940	15,708	5,099
	Entertainment companies	3,580	3,548	1,429
	Other	19,294	18,152	9,013
Purchased loans		15,216	15,216	8,481

Total:		¥101,034	¥97,777	¥34,379

Consumer borrowers		11,993	10,144	2,606

	Housing loans	5,357	3,525	1,689

	Card loans	3,741	3,731	566

	Other	2,895	2,888	351

Corporate borrowers		73,825	72,417	23,292

Non-recourse loans	Japan	5,285	5,285	64

	The Americas	16,747	16,747	7,687

Other	Real estate companies	21,107	20,875	5,099

	Entertainment companies	4,472	4,440	1,429

	Other	26,214	25,070	9,013

Purchased loans		15,216	15,216	8,481

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for fiscal 2013, 2014 and 2015:

	March 31, 2013
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥9,586	¥209	¥168
	Housing loans	8,635	188	152
	Card loans	771	16	12
	Other	180	5	4
Corporate borrowers		221,136	4,259	3,968
Non-recourse loans	Japan	37,282	216	211
	The Americas	41,903	1,726	1,726
Other	Real estate companies	62,265	889	804
	Entertainment companies	16,443	364	322
	Other	63,243	1,064	905
Purchased loans		29,217	0	0

Total		¥259,939	¥4,468	¥4,136

	March 31, 2014
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥11,445	¥295	¥230
	Housing loans	8,004	231	178
	Card loans	2,453	38	31
	Other	988	26	21
Corporate borrowers		134,927	4,146	3,449
Non-recourse loans	Japan	15,897	234	219
	The Americas	23,119	667	667
Other	Real estate companies	38,733	1,154	990
	Entertainment companies	10,277	509	343
	Other	46,901	1,582	1,230
Purchased loans		25,588	0	0

Total		¥171,960	¥4,441	¥3,679

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2015
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans *	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥11,822	¥376	¥273
	Housing loans	6,286	268	180
	Card loans	3,368	60	51
	Other	2,168	48	42
Corporate borrowers		82,986	2,005	1,648
Non-recourse loans	Japan	5,975	10	10
	The Americas	15,657	502	502
Other	Real estate companies	22,009	417	355
	Entertainment companies	5,951	202	149
	Other	33,394	874	632
Purchased loans		18,736	0	0

Total		¥113,544	¥2,381	¥1,921

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2014 and 2015:

	March 31, 2014
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,218,469	¥11,796	¥6,149	¥17,945	¥1,236,414
	Housing loans	968,269	7,317	4,211	11,528	979,797
	Card loans	225,198	2,950	720	3,670	228,868
	Other	25,002	1,529	1,218	2,747	27,749
Corporate borrowers		910,580	100,953	0	100,953	1,011,533
Non-recourse loans	Japan	64,757	7,868	0	7,868	72,625
	The Americas	84,545	17,034	0	17,034	101,579
Other	Real estate companies	217,096	28,869	0	28,869	245,965
	Entertainment companies	99,057	7,827	0	7,827	106,884
	Other	445,125	39,355	0	39,355	484,480
Purchased loans		30,266	23,075	0	23,075	53,341
Direct financing leases		1,080,186	0	13,887	13,887	1,094,073
	Japan	751,877	0	9,560	9,560	761,437
	Overseas	328,309	0	4,327	4,327	332,636

Total		¥3,239,501	¥135,824	¥20,036	¥155,860	¥3,395,361

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2015
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,311,725	¥11,993	¥6,635	¥18,628	¥1,330,353
	Housing loans	1,050,531	5,357	3,898	9,255	1,059,786
	Card loans	238,660	3,741	824	4,565	243,225
	Other	22,534	2,895	1,913	4,808	27,342
Corporate borrowers		1,015,971	73,825	0	73,825	1,089,796
Non-recourse loans	Japan	36,250	5,285	0	5,285	41,535
	The Americas	66,486	16,747	0	16,747	83,233
Other	Real estate companies	235,493	21,107	0	21,107	256,600
	Entertainment companies	101,701	4,472	0	4,472	106,173
	Other	576,041	26,214	0	26,214	602,255
Purchased loans		27,076	15,216	0	15,216	42,292
Direct financing leases		1,201,081	0	15,373	15,373	1,216,454
	Japan	819,592	0	10,293	10,293	829,885
	Overseas	381,489	0	5,080	5,080	386,569

Total		¥3,555,853	¥101,034	¥22,008	¥123,042	¥3,678,895

Note:	Loans held for sale are not included in the table above.

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due 90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans, card loans and other, which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2014 and 2015:

	March 31, 2014
		Millions of yen
		Past-Due Financing Receivables
Portfolio segment	Class	30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due	Total Financing Receivables	Non-Accrual
Consumer borrowers		¥4,477	¥10,542	¥15,019	¥1,236,414	¥10,542
	Housing loans	3,157	8,009	11,166	979,797	8,009
	Card loans	731	1,204	1,935	228,868	1,204
	Other	589	1,329	1,918	27,749	1,329
Corporate borrowers		20,977	45,372	66,349	1,011,533	58,298
Non-recourse loans	Japan	1,364	5,418	6,782	72,625	5,418
	The Americas	17,470	3,687	21,157	101,579	14,432
Other	Real estate companies	149	13,005	13,154	245,965	13,005
	Entertainment companies	1,195	1,297	2,492	106,884	1,297
	Other	799	21,965	22,764	484,480	24,146
Direct financing leases		6,365	13,887	20,252	1,094,073	13,887
	Japan	1,563	9,560	11,123	761,437	9,560
	Overseas	4,802	4,327	9,129	332,636	4,327

Total		¥31,819	¥69,801	¥101,620	¥3,342,020	¥82,727

	March 31, 2015
		Millions of yen
		Past-Due Financing Receivables
Portfolio segment	Class	30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due	Total Financing Receivables	Non-Accrual
Consumer borrowers		¥3,229	¥9,825	¥13,054	¥1,330,353	¥9,825
	Housing loans	1,672	6,503	8,175	1,059,786	6,503
	Card loans	704	1,202	1,906	243,225	1,202
	Other	853	2,120	2,973	27,342	2,120
Corporate borrowers		7,991	33,694	41,685	1,089,796	43,697
Non-recourse loans	Japan	0	4,975	4,975	41,535	4,975
	The Americas	6,639	9,846	16,485	83,233	14,716
Other	Real estate companies	37	8,366	8,403	256,600	8,730
	Entertainment companies	0	571	571	106,173	571
	Other	1,315	9,936	11,251	602,255	14,705
Direct financing leases		6,142	15,373	21,515	1,216,454	15,373
	Japan	1,877	10,293	12,170	829,885	10,293
	Overseas	4,265	5,080	9,345	386,569	5,080

Total		¥17,362	¥58,892	¥76,254	¥3,636,603	¥68,895

Note:	Loans held for sale and purchased loans are not included in the table above.

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

The following table provides information about troubled debt restructurings of financing receivables that occurred during fiscal 2013, 2014 and 2015:

	March 31, 2013
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥3,580	¥2,396
	Housing loans	1,290	894
	Card loans	1,649	1,081
	Other	641	421
Corporate borrowers		17,970	17,544
Non-recourse loans	Japan	5,180	5,180
	The Americas	10,036	10,036
Other	Real estate companies	967	861
	Other	1,787	1,467

Total		¥21,550	¥19,940

	March 31, 2014
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥3,899	¥2,586
	Housing loans	724	334
	Card loans	1,898	1,391
	Other	1,277	861
Corporate borrowers		14,135	11,097
Non-recourse loans	Japan	4,745	2,608
	The Americas	4,809	4,723
Other	Real estate companies	328	276
	Entertainment companies	779	509
	Other	3,474	2,981

Total		¥18,034	¥13,683

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2015
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥5,504	¥4,061
	Housing loans	483	263
	Card loans	2,566	2,018
	Other	2,455	1,780
Corporate borrowers		946	891
Non-recourse loans	The Americas	145	145
Other	Other	801	746

Total		¥6,450	¥4,952

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2014 and for which there was a payment default during fiscal 2014:

	March 31, 2014
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥57
	Housing loans	18
	Card loans	31
	Other	8
Corporate borrowers		565
Non-recourse loans	The Americas	497
Other	Real estate companies	42
	Other	26

Total		¥622

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2015 and for which there was a payment default during fiscal 2015:

	March 31, 2015
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥122
	Housing loans	27
	Card loans	62
	Other	33
Corporate borrowers		330
Other	Other	330

Total		¥452

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

9. Investment in Securities

Investment in securities at March 31, 2014 and 2015 consists of the following:

	Millions of yen
	2014	2015
Trading securities*	¥16,079	¥1,190,131
Available-for-sale securities	881,493	1,356,840
Held-to-maturity securities	96,731	115,599
Other securities	220,149	183,687

Total	¥1,214,452	¥2,846,257

*	The amount of assets under management of variable annuity and variable life insurance contracts, which increased as a result of the acquisition of a subsidiary, included in trading securities was ¥1,165,347 million as of March 31, 2015.

Gains and losses realized from the sale of trading securities and net unrealized holding gains (losses) on trading securities are included in net gains on investment securities and life insurance related investment income. For further information, see Note 22 “Gains on investment securities and dividends” and Note 23 “Life Insurance Operations.” For fiscal 2013, 2014 and 2015, net unrealized holding gains (losses) on trading securities were gains of ¥1,662 million, losses of ¥3,083 million and gains of ¥137,704 million, respectively.

During fiscal 2013, 2014 and 2015, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥417,534 million, ¥318,697 million and ¥511,868 million, respectively, resulting in gross realized gains of ¥17,830 million, ¥14,517 million and ¥32,206 million, respectively, and gross realized losses of ¥578 million, ¥368 million and ¥129 million, respectively. The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2013, 2014 and 2015, the Company and its subsidiaries charged losses on securities of ¥22,838 million, ¥7,989 million and ¥8,997 million, respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share. The aggregate carrying amount of other securities accounted for under the cost method totaled ¥80,942 million and ¥43,718 million at March 31, 2014 and 2015, respectively. Investments with an aggregate cost of ¥72,078 million and ¥42,838 million, respectively, were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

A certain subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for certain investments in equity securities included in available-for-sale securities, which as of March 31, 2014 and 2015, were fair valued at ¥5,116 million and ¥8,168 million, respectively.

Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for certain investments in a trust and investment funds included in other securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

appropriate assumptions to measure the fair value of these investments. As of March 31, 2014 and 2015, the fair values of these investments were ¥6,317 million and ¥8,723 million, respectively.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at March 31, 2014 and 2015 are as follows:

March 31, 2014

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥359,148	¥1,230	¥(18)	¥360,360
Japanese prefectural and foreign municipal bond securities	93,927	2,913	(143)	96,697
Corporate debt securities	199,340	2,601	(555)	201,386
Specified bonds issued by SPEs in Japan	6,850	70	(148)	6,772
CMBS and RMBS in the Americas	17,445	614	(226)	17,833
Other asset-backed securities	47,344	1,269	(815)	47,798
Other debt securities	9,508	2,042	0	11,550
Equity securities	87,875	51,783	(561)	139,097

	821,437	62,522	(2,466)	881,493

Held-to-maturity:
Japanese government bond securities and other	96,731	7,305	0	104,036

	¥918,168	¥69,827	¥(2,466)	¥985,529

March 31, 2015

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥517,500	¥10,127	¥(35)	¥527,592
Japanese prefectural and foreign municipal bond securities	155,943	5,644	(110)	161,477
Corporate debt securities	283,859	3,891	(137)	287,613
Specified bonds issued by SPEs in Japan	7,257	54	(31)	7,280
CMBS and RMBS in the Americas	67,049	3,073	(146)	69,976
Other asset-backed securities	145,308	1,286	(624)	145,970
Other debt securities	2,000	0	0	2,000
Equity securities	104,096	52,568	(1,732)	154,932

	1,283,012	76,643	(2,815)	1,356,840

Held-to-maturity:
Japanese government bond securities and other	115,599	14,490	(112)	129,977

	¥1,398,611	¥91,133	¥(2,927)	¥1,486,817

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2014 and 2015, respectively:

March 31, 2014

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥140,133	¥(10)	¥14,977	¥(8)	¥155,110	¥(18)
Japanese prefectural and foreign municipal bond securities	31,407	(143)	0	0	31,407	(143)
Corporate debt securities	27,496	(31)	10,968	(524)	38,464	(555)
Specified bonds issued by SPEs in Japan	0	0	2,138	(148)	2,138	(148)
CMBS and RMBS in the Americas	5,186	(55)	884	(171)	6,070	(226)
Other asset-backed securities	10,705	(36)	1,656	(779)	12,361	(815)
Equity securities	15,957	(541)	99	(20)	16,056	(561)

	¥230,884	¥(816)	¥30,722	¥(1,650)	¥261,606	¥(2,466)

March 31, 2015

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥5,407	¥(35)	¥0	¥0	¥5,407	¥(35)
Japanese prefectural and foreign municipal bond securities	44,782	(110)	0	0	44,782	(110)
Corporate debt securities	81,108	(58)	6,363	(79)	87,471	(137)
Specified bonds issued by SPEs in Japan	0	0	1,269	(31)	1,269	(31)
CMBS and RMBS in the Americas	9,754	(31)	506	(115)	10,260	(146)
Other asset-backed securities	10,950	(304)	8,127	(320)	19,077	(624)
Equity securities	6,640	(1,723)	585	(9)	7,225	(1,732)

	158,641	(2,261)	16,850	(554)	175,491	(2,815)

Held-to-maturity:
Japanese government bond securities and other	4,889	(112)	0	0	4,889	(112)

	¥163,530	¥(2,373)	¥16,850	¥(554)	¥180,380	¥(2,927)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The number of investment securities that were in an unrealized loss position as of March 31, 2014 and 2015 were 184 and 197, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

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

Debt securities with unrealized loss position mainly include corporate debt securities in Japan, specified bonds issued by special purpose entities in Japan, CMBS and RMBS in the Americas, and other asset-backed securities.

The unrealized loss associated with corporate debt securities is primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectability of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2015.

The unrealized loss associated with specified bonds is primarily due to changes in the estimated cash flows of the underlying real estates. Considering all available information to assess the collectability of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2015.

The unrealized loss associated with CMBS and RMBS in the Americas and other asset-backed securities is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis and no credit impairment was identified. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2015.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2015.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for fiscal 2013, 2014 and 2015 are as follows:

	Millions of yen
	2013	2014	2015
Total other-than-temporary impairment losses	¥23,180	¥7,992	¥9,077
Portion of loss recognized in other comprehensive income (before taxes)	(342)	(3)	(80)

Net impairment losses recognized in earnings	¥22,838	¥7,989	¥8,997

Total other-than-temporary impairment losses for fiscal 2013 mainly related to equity securities and debt securities. Total other-than-temporary impairment losses for fiscal 2014 mainly related to equity securities and other securities. Total other-than-temporary impairment losses for fiscal 2015 related to equity securities, debt securities and other securities.

During fiscal 2013, other-than-temporary impairment losses related to debt securities are recognized mainly on certain specified bonds and on certain mortgage-backed securities. During fiscal 2014, other-than-temporary impairment losses related to debt securities are recognized mainly on certain mortgage-backed securities. During fiscal 2015, other-than-temporary impairment losses related to debt securities are recognized mainly on certain other asset-backed securities. Specified bonds have experienced credit losses due to decline in the value of the underlying assets. Mortgage-backed securities have experienced credit losses due to a decrease in cash flows attributable to significant default and bankruptcies on the underlying loans. Other asset-backed securities have experienced credit losses due to a decline in value of the underlying assets. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes. The credit loss assessment is made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed securities, that were estimated based on a number of assumptions such as seniority of the security.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for fiscal 2013, 2014 and 2015 are as follows:

	Millions of yen
	2013	2014	2015
Beginning	¥8,199	¥7,809	¥1,991
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	110	8	456
Credit loss for which an other-than-temporary impairment was previously recognized	1,171	239	282
Reduction during the period:
For securities sold or redeemed	(1,049)	(3,609)	(44)
Due to change in intent to sell or requirement to sell	(622)	(2,456)	(52)

Ending	¥7,809	¥1,991	¥2,633

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2013, other-than-temporary impairment related to the non-credit losses arising from debt securities for which other-than-temporary impairment related to the credit loss had been recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) was included in unrealized gains/losses (before taxes) of CMBS and RMBS in the Americas, and other asset-backed securities, with gross unrealized losses of ¥435 million, and was included in unrealized gains/losses (after taxes) of accumulated other comprehensive income, with gross unrealized losses of ¥277 million. At March 31, 2014, other-than-temporary impairment related to the non-credit losses arising from debt securities for which other-than-temporary impairment related to the credit loss had been recognized in earnings was included in unrealized gains/losses (before taxes) of CMBS and RMBS in the Americas, with gross unrealized gains of ¥59 million and unrealized losses of ¥102 million, and was included in unrealized gains/losses (after taxes) of accumulated other comprehensive income, with gross unrealized gains of ¥38 million and unrealized losses of ¥65 million. At March 31, 2015, other-than-temporary impairment related to the non-credit losses arising from debt securities for which other-than-temporary impairment related to the credit loss had been recognized in earnings was included in unrealized gains/losses (before taxes) of CMBS and RMBS in the Americas, with gross unrealized gains of ¥234 million and unrealized losses of ¥58 million, and was included in unrealized gains/losses (after taxes) of accumulated other comprehensive income, with gross unrealized gains of ¥149 million and unrealized losses of ¥37 million. The unrealized gains/losses include unrealized gains/losses on impaired securities relating to changes in the fair value of such securities subsequent to the impairment measurement date.

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities held at March 31, 2015:

Available-for-sale securities held at March 31, 2015:

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥200,090	¥200,427
Due after one to five years	443,060	448,739
Due after five to ten years	300,347	309,294
Due after ten years	235,419	243,448

	¥1,178,916	¥1,201,908

Held-to-maturity securities held at March 31, 2015:

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥380	¥380
Due after one to five years	59	60
Due after ten years	115,160	129,537

	¥115,599	¥129,977

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in finance revenues in the consolidated statements of income is interest income on investment securities of ¥11,505 million, ¥12,393 million and ¥12,391 million for fiscal 2013, 2014 and 2015, respectively.

The Company and a certain foreign subsidiary acquired debt securities with evidence of deterioration of credit quality at the time of acquisition, and it was not probable those debt securities were able to recover all contractual amounts. In accordance with the provision of ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”) and ASC 320 (“Investments”), the Company and the subsidiary determined the expected future cash flows taking into account historical cash collections for debt securities with similar characteristics as well as expected prepayments and the amount and the timing of undiscounted expected principal, interest and other cash flows for each pool of debt securities. Accretable yield represents the excess of expected future cash flows over carrying value of the debt securities, which is recognized as interest income over the remaining life of the debt securities. For a debt security for which the fair value is less than the amortized cost basis, the Company and a certain foreign subsidiary estimates the present value of cash flows expected to be collected from the security and compares it with the amortized cost basis of the security to determine whether a credit loss exists. If, based on current information and events, the Company and the subsidiary determine a credit loss exists for that security, an other-than-temporary impairment is considered to have occurred. For a debt security for which an other-than-temporary impairment is considered to have occurred, the Company and the subsidiary recognize the entire difference between the amortized cost and the fair value in earnings if the Company and the subsidiary intend to sell the debt security or it is more likely than not that the Company and the subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and the subsidiary do not intend to sell the debt security and it is not more likely than not that the Company and the subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and the subsidiary separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes. As of March 31, 2014 and 2015, the carrying amount and the nominal value of debt securities acquired with evidence of deterioration of credit quality were ¥1,267 million and ¥851 million, and ¥6,112 million and ¥5,595 million, and the outstanding balance of accretable yield was ¥1,074 million and ¥996 million, respectively.

10. Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as lease receivables and installment loans (commercial mortgage loans, housing loans and other).

In the securitization process, these financial assets are transferred to SPEs, such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

During fiscal 2013, 2014 and 2015, there was no securitization transaction accounted for as a sale.

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2014 and 2015, and quantitative information about net credit loss for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	Total principal amount of receivables
	Millions of yen
	March 31, 2014	March 31, 2015
Direct financing leases	¥1,094,073	¥1,216,454
Installment loans	2,315,555	2,478,054

Assets recorded on the balance sheet	3,409,628	3,694,508
Direct financing leases sold on securitization	1,156	894

Total assets managed together or sold on securitization	¥3,410,784	¥3,695,402

	Principal amount of receivables 90 days or more past-due and impaired loans
	Millions of yen
	March 31, 2014	March 31, 2015
Direct financing leases	¥13,887	¥15,373
Installment loans	141,973	107,669

Assets recorded on the balance sheet	155,860	123,042
Direct financing leases sold on securitization	0	0

Total assets managed together or sold on securitization	¥155,860	¥123,042

	Credit loss
	Millions of yen
	2013	2014	2015
Direct financing leases	¥4,046	¥4,351	¥3,774
Installment loans	39,142	23,765	22,019

Assets recorded on the balance sheet	43,188	28,116	25,793
Direct financing leases sold on securitization	0	0	0

Total assets managed together or sold on securitization	¥43,188	¥28,116	¥25,793

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets and the balances of these servicing assets as of March 31, 2014 and 2015 were ¥16,911 million and ¥18,376 million, respectively. During the fiscal year ended March 31, 2014 and 2015, the servicing assets were increased by ¥4,355 million and ¥3,410 million, respectively, mainly from loans sold with servicing retained and decreased by ¥3,416 million and ¥4,703 million, respectively, mainly from amortization and increased by ¥1,410 million and ¥2,758 million, respectively, from the effects of changes in foreign exchange rates. The fair value of the servicing assets as of March 31, 2014 and 2015 were ¥23,604 million and ¥27,676 million, respectively.

11. Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810 (“Consolidation”) addresses consolidation by business enterprises of SPEs within the scope of ASC 810. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of ASC 810 are called VIEs.

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

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2014

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	4,800	986	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	288,392	96,591	201,427	0
(d) VIEs for corporate rehabilitation support business	6,925	309	0	0
(e) VIEs for investment in securities	23,449	9,405	13,767	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	303,154	188,463	239,072	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	64,026	67,251	64,026	0
(h) VIEs for power generation projects	20,824	2,723	4,725	29,756
(i) Other VIEs	101,670	63,219	82,290	0

Total	¥813,240	¥428,947	¥605,307	¥29,756

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2015

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,036	123	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	223,069	65,017	135,723	7,000
(d) VIEs for corporate rehabilitation support business	4,366	34	0	0
(e) VIEs for investment in securities	21,027	8,064	12,928	23,974
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	393,502	250,402	325,236	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	36,452	43,280	36,452	0
(h) VIEs for power generation projects	84,242	31,236	30,227	173,560
(i) Other VIEs	202,708	99,545	187,065	0

Total	¥966,402	¥497,701	¥727,631	¥204,534

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2014

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss*
(a) VIEs for liquidating customer assets	¥37,672	¥799	¥2,971	¥3,770
(b) VIEs for acquisition of real estate and real estate development projects for customers	664,557	26,835	45,212	111,732
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	2,136,226	0	24,814	41,981
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	1,517,734	0	8,989	9,310
(h) VIEs for power generation projects	0	0	0	0
(i) Other VIEs	32,245	246	4,624	4,870

Total	¥4,388,434	¥27,880	¥86,610	¥171,663

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2015

	Millions of yen
	Total assets	Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss*
Types of VIEs		Specified bonds and non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥32,421	¥0	¥2,091	¥9,551
(b) VIEs for acquisition of real estate and real estate development projects for customers	325,429	14,084	26,283	50,017
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	3,038,819	0	28,584	55,940
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	1,100,830	0	8,064	8,139
(h) VIEs for power generation projects	0	0	0	0
(i) Other VIEs	26,894	14	3,038	3,052

Total	¥4,524,393	¥14,098	¥68,060	¥126,699

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

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

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in investment in affiliates and other assets, and liabilities of those consolidated VIEs are mainly included in short-term debt.

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

The Company and its subsidiaries contributed additional funding to certain consolidated VIEs, since those VIEs had difficulty repaying debt and accounts payable. The amount of the additional funding for fiscal 2015 was ¥5,628 million. There was no additional funding or acquisition of subordinated interests during fiscal 2014.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, property under facility operations, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such consolidated VIEs.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in other liabilities.

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

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in long-term debt. A subsidiary has a commitment agreement by which the subsidiary may be required to make additional investment in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have a commitment agreement by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivables and loans receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.

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

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash, investment in direct financing leases and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

(g) VIEs for securitization of commercial mortgage loans originated by third parties

The Company and its subsidiaries invest in CMBS and RMBS originated by third parties. In some cases of such securitization, the Company’s subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the Company’s subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

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

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(h) VIEs for power generation projects

The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, install solar panels by acquiring or leasing lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt. The Company has commitment agreements by which the Company may be required to make additional investment or execute loans in certain such consolidated VIEs.

(i) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, a subsidiary has consolidated a VIE that is not included in the categories (a) through (h) above, because the subsidiary holds the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company may use VIEs to finance. The Company transfers its own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

continually holds subordinated interests in the SPEs and perform administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, investment in operating leases and office facilities, and liabilities of those consolidated VIEs are mainly included in long-term debt.

With respect to the variable interests in non-consolidated VIEs, which the Company and its subsidiaries hold, investments are mainly included in installment loans in the Company’s consolidated balance sheets.

12. Investment in Affiliates

Investment in affiliates at March 31, 2014 and 2015 consists of the following:

	Millions of yen
	2014	2015
Shares	¥288,445	¥368,989
Loans	8,880	9,098

	¥297,325	¥378,087

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥32,860 million and ¥38,918 million, respectively, as of March 31, 2014 and ¥38,916 million and ¥50,244 million, respectively, as of March 31, 2015.

In fiscal 2013, 2014 and 2015, the Company and its subsidiaries received dividends from affiliates of ¥10,221 million, ¥9,957 million and ¥18,186 million, respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥35,889 million and ¥50,977 million as of March 31, 2014 and 2015, respectively.

ORIX JREIT Inc., an equity method affiliate, entered into an asset management agreement and the like with one of the Company’s subsidiaries and paid fees of ¥1,743 million, ¥1,905 million and ¥2,433 million for fiscal 2013, 2014 and 2015, respectively.

In fiscal 2013, 2014 and 2015, the Company and certain subsidiaries sold to ORIX JREIT Inc., office buildings, commercial facilities other than office buildings, and condominiums mainly under operating leases. In fiscal 2013, 2014 and 2015, the subsidiaries recognized gains of ¥3,119 million, ¥2,261 million and ¥10,473 million respectively in earnings as operating leases. The related intercompany profits have been eliminated based on the Company’s proportionate share.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

sales of subsidiaries and affiliates and liquidation losses, net, based on ASC 805 (“Business Combinations”) for fiscal 2013. The remeasured fair value was calculated by reflecting the premium in the valuation that was based on the acquisition price paid to SMBC.

During fiscal 2014, the Company exercised its acquisition rights with respect to the type-2, type-4, type-7 and type-8 preferred stock of DAIKYO held by the Company. As a result, its voting rights in DAIKYO increased from 31.7% to 64.1% and DAIKYO became a consolidated subsidiary of the Company from an equity method affiliate. Through this step acquisition of the interest in DAIKYO, the Company remeasured its previously held equity interest to fair value, and recognized gains of ¥58,435 million in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net, based on ASC 805 (“Business Combinations”) for fiscal 2014. The remeasured fair value was calculated by reflecting the premium in the valuation that was based on the closing price as of exercise day.

During fiscal 2015, the Company sold 71.9% of the common shares of a consolidated subsidiary, STX Energy Co., Ltd. (presently GS E&R Corp., hereinafter, “STX Energy”) to a third-party. The Company retains a 25% interest in STX Energy, which became an equity method affiliate for fiscal 2015. The sale of the controlling interest resulted in a gain of ¥14,883 million and the remeasurement of the retained interest to its fair value resulted in a gain of ¥1,329 million, both of which were included in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net during fiscal 2015. The fair value of the retained interest was remeasured based on the sale proceed adjusted for a control premium.

Combined and condensed information relating to the affiliates for fiscal 2013, 2014 and 2015 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	2013	2014	2015
Operations:
Total revenues	¥827,740	¥1,086,818	¥1,094,317
Income before income taxes	97,301	137,698	130,799
Net income	64,699	91,200	109,865

Financial position:
Total assets	¥5,237,184	¥5,704,862	¥6,897,921
Total liabilities	4,031,673	4,562,871	5,131,402
Total equity	1,205,511	1,141,991	1,766,519

The Company and its subsidiaries had no significant transactions with these companies except as described above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

13. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2013, 2014 and 2015 are as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Balance at March 31, 2012
Goodwill	¥754	¥282	¥19,063	¥312	¥4,452	¥71,244	¥96,107
Accumulated impairment losses	(257)	0	0	(39)	0	0	(296)

	497	282	19,063	273	4,452	71,244	95,811
Acquired	0	0	199	11,439	10,972	1,504	24,114
Impairment	0	0	0	0	0	0	0
Other (net)*	0	0	67	0	0	6,337	6,404

Balance at March 31, 2013
Goodwill	754	282	19,329	11,751	15,424	79,085	126,625
Accumulated impairment losses	(257)	0	0	(39)	0	0	(296)

	497	282	19,329	11,712	15,424	79,085	126,329
Acquired	550	0	0	14,388	0	169,307	184,245
Impairment	0	0	0	0	0	0	0
Other (net)*	0	0	(29)	111	0	25,251	25,333

Balance at March 31, 2014
Goodwill	1,304	282	19,300	26,250	15,424	273,643	336,203
Accumulated impairment losses	(257)	0	0	(39)	0	0	(296)

	1,047	282	19,300	26,211	15,424	273,643	335,907
Acquired	53,741	0	0	17,967	0	12,043	83,751
Impairment	(550)	0	(8,708)	0	0	(587)	(9,845)
Other (net)*	0	0	(97)	(376)	0	(36,725)	(37,198)

Balance at March 31, 2015
Goodwill	55,045	282	19,203	43,841	15,424	248,961	382,756
Accumulated impairment losses	(807)	0	(8,708)	(39)	0	(587)	(10,141)

	¥54,238	¥282	¥10,495	¥43,802	¥15,424	¥248,374	¥372,615

*	Other includes foreign currency translation adjustments, decreases due to sale of ownership interest in subsidiaries and certain other reclassifications. In the Overseas Business segment, there was a decrease of ¥39,694 million during fiscal 2015 due to the partial sale of shares of STX Energy, which as a result of the sale changed from a consolidated subsidiary to an equity method affiliate.

As a result of the impairment test, the Company and its subsidiaries recognized no impairment losses on goodwill during fiscal 2013 and 2014. The Company and its subsidiaries recognized impairment losses on goodwill of ¥550 million on Corporate Finance Service segment, ¥8,708 million on golf business included in Real Estate segment, ¥587 million on Overseas Business segment during fiscal 2015. These impairment losses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

are accounted in other (income) and expense, net. The impairment loss on golf business was recognized as a result of reduction in estimated future cash flow due to our additional capital investment in the slower market growth is concerned, which brought the fair value of the reporting unit below its carrying amount. The fair values of the reporting units were measured using mainly the discounted cash flow methodologies and the business enterprise value multiples methodologies.

Other intangible assets at March 31, 2014 and 2015 consist of the following:

	Millions of yen
	2014	2015
Intangible assets that have indefinite useful lives:
Trade names	¥47,360	¥99,395
Asset management contracts	167,147	153,778
Others	442	2,812

	214,949	255,985

Intangible assets subject to amortization:
Software	93,118	99,342
Customer relationships	99,380	126,201
Others	49,343	33,071

	241,841	258,614
Accumulated amortization	(72,593)	(89,587)

Net	169,248	169,027

	¥384,197	¥425,012

The aggregate amortization expenses for intangible assets are ¥9,680 million, ¥17,467 million and ¥23,164 million in fiscal 2013, 2014 and 2015, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥24,224 million in fiscal 2016, ¥21,130 million in fiscal 2017, ¥18,062 million in fiscal 2018, ¥15,825 million in fiscal 2019 and ¥14,440 million in fiscal 2020, respectively.

Intangible assets subject to amortization increased during fiscal 2015 are ¥51,237 million. They mainly consist of ¥9,986 million of software and ¥30,481 million of customer relationships recognized in acquisitions. The weighted average amortization periods for the software and the customer relationships recognized in acquisitions are 5 years and 14 years, respectively.

As a result of the impairment test, the Company and its subsidiaries recognized no impairment losses on intangible assets during fiscal 2013 and 2014. The Company and its subsidiaries recognized impairment losses of ¥358 million on intangible assets included in mainly Corporate Finance Service segment, during fiscal 2015. These impairment losses are accounted in other (income) and expense, net. The impairment losses are recognized due to the reduction in the estimated future cash flow, which brought the fair values of the intangible assets below its carrying amount. The fair values of the intangible assets were measured using the discounted cash flow methodologies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

14. Short-Term and Long-Term Debt

Short-term debt consists of borrowings from financial institutions and commercial paper.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2014 and 2015 are as follows:

March 31, 2014

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥43,228	0.5%
Short-term debt outside Japan, mainly from banks	164,110	3.2
Commercial paper in Japan	89,958	0.2
Commercial paper outside Japan	11,035	3.9

	¥308,331	2.0

March 31, 2015

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥16,778	0.5%
Short-term debt outside Japan, mainly from banks	178,386	2.4
Commercial paper in Japan	78,072	0.2
Commercial paper outside Japan	11,549	4.0

	¥284,785	1.7

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2014 and 2015 are as follows:

March 31, 2014

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2015~2030	¥415,709	2.3%
Floating rate	2015~2030	1,469,886	1.1
Insurance companies and others:
Fixed rate	2015~2024	287,403	1.4
Floating rate	2017~2028	251,021	0.7
Unsecured bonds	2015~2024	1,128,788	1.9
Unsecured notes under medium-term note program	2016~2018	46,034	3.2
Payables under securitized lease receivables	2018~2019	122,723	0.8
Payables under securitized loan receivables and investment in securities	2018~2040	131,104	4.1

		¥3,852,668	1.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2015

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2016~2031	¥485,910	1.7%
Floating rate	2016~2032	1,622,729	1.0
Insurance companies and others:
Fixed rate	2016~2025	328,639	1.2
Floating rate	2017~2028	250,156	0.7
Unsecured bonds	2016~2025	1,118,766	1.8
Unsecured notes under medium-term note program	2016~2018	35,110	2.9
Payables under securitized lease receivables	2020~2021	157,773	0.5
Payables under securitized loan receivables and investment in securities	2018~2039	133,862	3.2

		¥4,132,945	1.4

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2015 is as follows:

Years ending March 31,	Millions of yen
2016	¥881,008
2017	849,118
2018	734,977
2019	535,961
2020	371,797
Thereafter	760,084

Total	¥4,132,945

For borrowings from banks, insurance companies and other financial institutions, for bonds, and for medium-term notes, principal repayments are made upon maturity of the loan contracts and interest payments are usually paid semi-annually.

During fiscal 2013, 2014 and 2015, the Company and certain subsidiaries recognized net amortization expenses of premiums and discounts of bonds and medium-term notes, and deferred issuance costs of bonds and medium-term notes in the amount of ¥1,002 million, ¥618 million and ¥367 million, respectively.

Total committed credit lines for the Company and its subsidiaries were ¥469,747 million and ¥475,553 million at March 31, 2014 and 2015, respectively, and, of these lines, ¥427,225 million and ¥419,356 million were available at March 31, 2014 and 2015, respectively. Of the available committed credit lines, ¥282,609 million and ¥274,980 million were long-term committed credit lines at March 31, 2014 and 2015, respectively.

Some of the debt and commitment contracts contain covenant clauses, and some of these include financial restrictions, such as maintenance of certain ORIX Corporation shareholders’ equity ratios. As of March 31, 2015, the Company and its subsidiaries were in compliance with such objective covenant requirements.

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

Other than the assets of the consolidated VIEs pledged as collateral for financing (see Note 11 “Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2015:

Millions of yen
Minimum lease payments, loans and investment in operating leases	¥95,883
Investment in securities	162,239
Property under Facility Operations	19,308
Other assets and other	39,118

¥316,548

As of March 31, 2015, investment in securities of ¥24,698 million was pledged for primarily collateral deposits.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2015.

15. Deposits

Deposits at March 31, 2014 and 2015 consist of the following:

	Millions of yen
	2014	2015
Time deposits	¥981,182	¥1,028,977
Other deposits	225,231	258,403

Total	¥1,206,413	¥1,287,380

The balances of time deposits and certificates of deposit issued in amounts of ¥10 million or more were ¥619,738 million and ¥617,235 million at March 31, 2014 and 2015, respectively.

The maturity schedule of time deposits at March 31, 2015 is as follows:

Years ending March 31,	Millions of yen
2016	¥640,888
2017	136,744
2018	137,789
2019	56,605
2020	56,951

Total	¥1,028,977

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

16. Income Taxes

Income before income taxes and discontinued operations, and the provision for income taxes in fiscal 2013, 2014 and 2015 are as follows:

	Millions of yen
	2013	2014	2015
Income before income taxes and discontinued operations:
Japan	¥109,363	¥184,504	¥188,601
Overseas	63,209	101,835	155,416

	¥172,572	¥286,339	¥344,017

Provision for income taxes:
Current—
Japan	¥7,428	¥19,116	¥9,455
Overseas	13,675	27,093	38,264

	21,103	46,209	47,719

Deferred—
Japan	27,371	49,419	36,112
Overseas	5,208	2,925	5,226

	32,579	52,344	41,338

Provision for income taxes	¥53,682	¥98,553	¥89,057

In fiscal 2013 and 2014, the Company and its subsidiaries in Japan are subject to a National Corporation tax of approximately 28%, an Inhabitant tax of approximately 5% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of approximately 38.3%. In fiscal 2015, the Company and its subsidiaries in Japan are subject to a National Corporation tax of approximately 26%, an Inhabitant tax of approximately 5% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of approximately 35.9%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Reconciliation of the differences between the tax provision computed at the statutory rate and the consolidated provision for income taxes in fiscal 2013, 2014 and 2015 are as follows:

	Millions of yen
	2013	2014	2015
Income before income taxes and discontinued operations	¥172,572	¥286,339	¥344,017

Tax provision computed at statutory rate	¥66,095	¥109,668	¥123,502
Increases (reductions) in taxes due to:
Change in valuation allowance*	(3,371)	(845)	1,839
Non-deductible expenses for tax purposes	1,538	2,382	3,513
Non-taxable income for tax purposes	(2,128)	(3,224)	(7,633)
Effect of nontaxable bargain purchase gain	0	0	(12,953)
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(4,720)	(5,805)	(8,766)
Effect of the tax rate change related to the new Japanese tax law	(580)	(5,824)	(14,098)
Other, net	(3,152)	2,201	3,653

Provision for income taxes	¥53,682	¥98,553	¥89,057

*	In fiscal 2015, increases in the valuation allowance of ¥1,819 million due to the amendment to tax loss carry-forward rules related to the new Japanese tax law are included in “Change in valuation allowance” in the table above.

The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, non-taxable income for tax purposes, changes in valuation allowance, the effect of nontaxable bargain purchase gain, the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiaries, and the effect of the tax reforms as discussed in the following paragraph.

On March 20, 2014, the bill for reconstruction funding and the bill for local corporate tax were approved by the National Diet of Japan. For a fiscal year beginning on April 1, 2014, special corporate tax for reconstruction will not be charged, and as a result, the combined statutory income tax rate for a fiscal year beginning on April 1, 2014 was reduced from approximately 38.3% to approximately 35.9%.

On March 31, 2015, the 2015 tax reform bill was passed by the National Diet of Japan. From a fiscal years beginning on April 1, 2015, the national tax rate and the local business tax rate were reduced, and as a result, the combined statutory income tax rate for the fiscal year beginning on April 1, 2015 was reduced from approximately 35.9% to approximately 33.5%, and the combined statutory income tax rate for a fiscal years beginning on April 1, 2016 will be further reduced to approximately 32.9%. In addition, tax loss carry-forward rules were amended, and the deductible amount of tax losses carried forward for the fiscal years beginning on April 1, 2015 and April 1, 2016 became limited to 65% of taxable income for the year, compared to 80% for the current fiscal year. From the fiscal years beginning on April 1, 2017, the deductible limit of tax losses carried forward will be further reduced to 50% of taxable income for the year, while from fiscal years beginning on April 1, 2017, the tax loss carry-forward period will be extended from nine years to ten years. The increase and decrease of the deferred tax assets and liabilities due to the change in the tax rates resulted in a decrease of provision for income taxes by ¥14,098 million in the accompanying consolidated statements of income, and the increase of the valuation allowance due to the amendment to tax loss carry-forward rules resulted in an increase of provision for income taxes by ¥1,819 million in the accompanying consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Total income taxes recognized in fiscal 2013, 2014 and 2015 are as follows:

	Millions of yen
	2013	2014	2015
Provision for income taxes	¥53,682	¥98,553	¥89,057
Income taxes on discontinued operations	(347)	4,681	166
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	6,209	5,304	6,915
Defined benefit pension plans	2,727	1,456	(4,045)
Foreign currency translation adjustments	7,225	1,756	6,880
Net unrealized gains (losses) on derivative instruments	40	329	(255)
Direct adjustments to shareholders’ equity	70	(101)	(734)

Total income taxes	¥69,606	¥111,978	¥97,984

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2014 and 2015 are as follows:

	Millions of yen
	2014	2015
Assets:
Net operating loss carryforwards	¥75,711	¥91,899
Allowance for doubtful receivables on direct financing leases and probable loan losses	26,451	20,170
Investment in securities	17,380	11,128
Policy liabilities and policy account balances	0	18,273
Accrued expenses	24,382	30,352
Investment in operating leases	16,726	18,470
Property under facility operations	11,505	10,098
Installment loans	7,576	6,487
Other	53,424	50,961

	233,155	257,838
Less: valuation allowance	(30,570)	(50,515)

	202,585	207,323
Liabilities:
Investment in direct financing leases	7,855	6,342
Investment in operating leases	86,122	89,411
Unrealized gains (losses) on investment in securities	21,624	26,361
Deferred insurance policy acquisition costs	24,212	28,494
Policy liabilities and policy account balances	47,641	53,871
Other intangible assets	111,988	122,996
Undistributed earnings	66,258	68,269
Prepaid benefit cost	12,540	15,205
Other	51,876	57,994

	430,116	468,943

Net deferred tax liability	¥227,531	¥261,620

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Net deferred tax assets and liabilities at March 31, 2014 and 2015 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2014	2015
Other assets	¥61,152	¥74,449
Income taxes: Deferred	288,683	336,069

Net deferred tax liability	¥227,531	¥261,620

The valuation allowance is primarily recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2015. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were decreases of ¥5,307 million in fiscal 2013, increases of ¥11,739 million in fiscal 2014, and increases of ¥19,945 million in fiscal 2015. The adjustments to the beginning-of-the-year amount in the total valuation allowance resulting from changes in judgment about the realizability of deferred tax assets in future years were increases of ¥1,983 million and decreases of ¥6,732 million in fiscal 2013, increases of ¥1,308 million and decreases of ¥3,216 million in fiscal 2014, and increases of ¥5,447 million and decreases of ¥8,364 million in fiscal 2015.

The Company and certain subsidiaries have net operating loss carryforwards of ¥532,573 million at March 31, 2015, which expire as follows:

Year ending March 31,	Millions of yen
2016	¥644
2017	570
2018	71,684
2019	36,083
2020	19,310
Thereafter	404,282

Total	¥532,573

The unrecognized tax benefits as of March 31, 2014 and 2015 were not material. The Company and its subsidiaries believe that it is not reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2015.

The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2014 and March 31, 2015, and in the consolidated statements of income for the years ended March 31, 2013, 2014 and 2015 were not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination for the tax years prior to fiscal 2013, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2010, respectively.

Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2009. Subsidiaries in the Netherlands remain subject to a tax examination for the tax years after fiscal 2009.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The funded status of the defined benefit pension plans, which consists of Japanese plans and overseas plans, as of March 31, 2014 and 2015 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2014	2015	2014	2015
Change in benefit obligation:
Benefit obligation at beginning of year	¥64,112	¥82,859	¥5,368	¥68,840
Service cost	3,391	4,415	1,654	2,460
Interest cost	1,139	1,159	1,684	2,251
Actuarial loss (gain)	1,956	(169)	(1,215)	46,110
Foreign currency exchange rate change	0	0	3,848	(6,947)
Benefits paid	(2,492)	(2,573)	(1,203)	(1,390)
Plan participant’s contributions	0	0	0	80
Business combinations	15,496	1,353	59,048	0
Divestitures	0	(251)	0	0
Plan amendments	(743)	0	(344)	(883)

Benefit obligation at end of year	82,859	86,793	68,840	110,521

Change in plan assets:
Fair value of plan assets at beginning of year	93,144	104,844	3,825	62,042
Actual return on plan assets	5,750	10,200	3,783	21,074
Employer contribution	2,717	3,040	1,929	10,820
Benefits paid	(2,324)	(2,136)	(976)	(1,296)
Plan participant’s contributions	0	0	0	80
Business combinations	5,557	0	50,001	0
Divestitures	0	(84)	0	0
Foreign currency exchange rate change	0	0	3,480	(5,711)

Fair value of plan assets at end of year	104,844	115,864	62,042	87,009

The funded status of the plans	¥21,985	¥29,071	¥(6,798)	¥(23,512)

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in other assets	¥34,910	¥42,376	¥9	¥8
Accrued benefit liability included in other liabilities	(12,925)	(13,305)	(6,807)	(23,520)

Net amount recognized	¥21,985	¥29,071	¥(6,798)	¥(23,512)

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2014 and 2015 consisted of:

	Millions of yen
	Japanese plans		Overseas plans
	2014	2015	2014	2015
Net prior service credit	¥6,014	¥5,127	¥361	¥1,074
Net actuarial gain (loss)	(18,091)	(9,602)	695	(26,674)
Net transition obligation	(194)	(140)	(22)	(19)

Total recognized in accumulated other comprehensive income (loss), pre-tax	¥(12,271)	¥(4,615)	¥1,034	¥(25,619)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost (gain) of Japanese pension plans in fiscal 2016 are ¥(926) million, ¥(19) million and ¥49 million, respectively, a component of net pension cost (gain) of overseas pension plans in fiscal 2016 are ¥(104) million, ¥1,314 million and ¥3 million, respectively

The accumulated benefit obligations for all Japanese defined benefit pension plans were ¥73,892 million and ¥79,178 million, respectively, at March 31, 2014 and 2015. The accumulated benefit obligations for all overseas defined benefit pension plans were ¥61,730 million and ¥98,634 million, respectively, at March 31, 2014 and 2015.

In Japanese pension plans, the aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥19,799 million, ¥19,516 million and ¥6,874 million, respectively, at March 31, 2014 and ¥21,279 million, ¥21,061 million and ¥8,031 million, respectively, at March 31, 2015. In overseas pension plans, the aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥5,555 million, ¥5,372 million and ¥4,096 million, respectively, at March 31, 2014 and ¥110,498 million, ¥98,621 million and ¥86,978 million, respectively, at March 31, 2015.

Net pension cost of the plans for fiscal 2013, 2014 and 2015 consists of the following:

	Millions of yen
	2013	2014	2015
Japanese plans:
Service cost	¥3,173	¥3,391	¥4,415
Interest cost	1,063	1,139	1,159
Expected return on plan assets	(1,826)	(2,047)	(2,351)
Amortization of transition obligation	53	53	53
Amortization of net actuarial loss	1,447	777	502
Amortization of prior service credit	(1,168)	(1,259)	(927)

Net periodic pension cost	¥2,742	¥2,054	¥2,851

Overseas plans:
Service cost	¥41	¥1,654	¥2,460
Interest cost	189	1,684	2,251
Expected return on plan assets	(223)	(2,389)	(3,857)
Amortization of transition obligation	3	3	5
Amortization of net actuarial loss	49	60	215
Amortization of prior service credit	0	(3)	(51)

Net periodic pension cost	¥59	¥1,009	¥1,023

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2013, 2014 and 2015 are summarized as follows:

	Millions of yen
	2013	2014	2015
Japanese plans:
Current year actuarial gain (loss)	¥7,401	¥1,870	¥8,028
Amortization of net actuarial loss	1,447	777	502
Prior service credit due to amendments	0	743	0
Amortization of prior service credit	(1,168)	(1,259)	(927)
Amortization of transition obligation	53	53	53

Total recognized in other comprehensive income (loss), pre-tax	¥7,733	¥2,184	¥7,656

Overseas plans:
Current year actuarial gain (loss)	¥(89)	¥2,447	¥(28,730)
Amortization of net actuarial loss	49	60	215
Prior service credit due to amendments	0	344	843
Amortization of prior service credit	0	(3)	(51)
Amortization of transition obligation	3	3	5
Foreign currency exchange rate change	(213)	(7)	1,065

Total recognized in other comprehensive income (loss), pre-tax	¥(250)	¥2,844	¥(26,653)

The Company and certain subsidiaries use March 31 as a measurement date for all of our material plans.

Significant assumptions of Japanese pension plans and overseas plans pension plans used to determine these amounts are as follows:

Japanese plans	2013	2014	2015
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	1.8%	1.4%	1.2%
Rate of increase in compensation levels	6.0%	5.1%	4.8%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	1.8%	1.8%	1.4%
Rate of increase in compensation levels	6.1%	6.0%	5.1%
Expected long-term rate of return on plan assets	2.2%	2.2%	2.3%

Overseas plans	2013	2014	2015
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	4.3%	3.5%	1.5%
Rate of increase in compensation levels	0.6%	2.8%	2.8%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	4.5%	4.3%	3.5%
Rate of increase in compensation levels	0.7%	0.6%	2.8%
Expected long-term rate of return on plan assets	7.2%	5.6%	5.2%

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

The fair value of Japanese pension plan assets at March 31, 2014 and 2015, by asset category, are as follows:

	Millions of yen
	March 31, 2014
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥14,937	¥0	¥14,937	¥0
Other than Japan
Pooled funds*2	18,386	0	18,386	0
Debt securities:
Japan
Pooled funds*3	28,901	0	28,901	0
Other than Japan
Pooled funds*4	16,692	0	16,692	0
Other assets:
Life insurance company general accounts*5	17,853	0	17,853	0
Others*6	8,075	0	8,075	0

	¥104,844	¥0	¥104,844	¥0

*1	These funds invest in listing shares include shares of ORIX Corporation in the amounts of ¥25 million and units of ORIX JREIT Inc. in the amounts of ¥181 million at March 31, 2014.
*2	These funds invest in listing shares.
*3	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥46 million and investment corporation bonds of ORIX JREIT Inc. in the amounts of ¥20 million at March 31, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

*4	These funds invest in foreign government bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2014, our policy for the portfolio of plans consists of three major components: approximately 30% is invested in equity securities, approximately 40% is invested in debt securities and approximately 30% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

	Millions of yen
	March 31, 2015
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥16,572	¥0	¥16,572	¥0
Other than Japan
Pooled funds*2	19,717	0	19,717	0
Debt securities:
Japan
Pooled funds*3	29,106	0	29,106	0
Other than Japan
Pooled funds*4	16,933	0	16,933	0
Other assets:
Life insurance company general accounts*5	23,395	0	23,395	0
Others*6	10,141	0	10,141	0

	¥115,864	¥0	¥115,864	¥0

*1	These funds invest in listing shares include shares of ORIX Corporation in the amounts of ¥39 million and units of ORIX JREIT Inc. in the amounts of ¥277 million at March 31, 2015.
*2	These funds invest in listing shares.
*3	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥23 million and investment corporation bonds of ORIX JREIT Inc. in the amounts of ¥16 million at March 31, 2015.
*4	These funds invest entirely in foreign government bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2015, our policy for the portfolio of plans consists of three major components: approximately 30% is invested in equity securities, approximately 40% is invested in debt securities and approximately 30% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Level 2 assets are comprised principally of pooled funds that invest in equity, debt securities and hedge funds and investments in life insurance company general accounts. Pooled funds are valued at the net asset value per share at the measurement date. They are not redeemable at the net asset value per share at the measurement date, but they are redeemable at the net asset value per share in the near term after the measurement date. Investments in life insurance company general accounts are valued at conversion value.

The three levels of input used to measure fair value are described in Note 2 (“Fair Value Measurement”).

The fair value of overseas pension plan assets at March 31, 2014 and 2015, by asset category, are as follows:

	Millions of yen
	March 31, 2014
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares	¥24,420	¥24,420	¥0	¥0
Pooled funds*1	59	0	59	0
Debt securities:
Other than Japan
Government bonds	15,317	15,317	0	0
Municipal bonds	5,399	1,779	3,620	0
Corporate bonds	15,844	15,844	0	0
Other assets:
Life insurance company general accounts*2	161	0	161	0
Others*3	842	0	842	0

	¥62,042	¥57,360	¥4,682	¥0

*1	These funds invest in listed shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2014, our policy for the portfolio of plans consists of two major components: approximately 40% is invested in equity securities and approximately 60% is invested in debt securities.

	Millions of yen
	March 31, 2015
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares	¥33,001	¥33,001	¥0	¥0
Pooled funds*1	70	0	70	0
Debt securities:
Other than Japan
Government bonds	27,853	27,853	0	0
Municipal bonds	4,855	0	4,855	0
Corporate bonds	20,314	20,314	0	0
Other assets:
Life insurance company general accounts*2	196	0	196	0
Others*3	720	0	720	0

	¥87,009	¥81,168	¥5,841	¥0

*1	These funds invest in listed shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2015, our policy for the portfolio of plans consists of two major components: approximately 40% is invested in equity securities and approximately 60% is invested in debt securities.

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

The Company and certain subsidiaries expect to contribute ¥3,003 million to its Japanese pension plans and ¥1,612 million to its overseas pension plans during the year ending March 31, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2015, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

Years ending March 31,	Millions of yen
	Japanese plans	Overseas plans
2016	¥2,187	¥1,513
2017	1,935	1,282
2018	2,015	1,288
2019	1,987	1,332
2020	2,262	1,367
2021-2025	13,697	7,568

Total	¥24,083	¥14,350

The cost recognized for Japanese defined contribution pension plans of the Company and certain of its subsidiaries for the years ended March 31, 2013, 2014 and 2015 were ¥926 million, ¥1,044 million and ¥1,248 million, respectively. The cost recognized for overseas defined contribution pension plans of the Company and certain of its subsidiaries for the years ended March 31, 2013, 2014 and 2015 were ¥574 million, ¥1,560 million and ¥2,526 million, respectively.

18. Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests in fiscal 2013, 2014 and 2015 are as follows:

	Millions of yen
	2013	2014	2015
Beginning Balance	¥37,633	¥41,621	¥53,177
Adjustment of redeemable noncontrolling interests to redemption value	(400)	2,851	220
Contribution to subsidiary	0	413	0
Transaction with noncontrolling interests	942	1,309	2,269
Comprehensive income
Net Income	3,985	4,108	4,970
Other comprehensive income
Net change of foreign currency translation adjustments	5,224	4,099	9,295
Total other comprehensive income	5,224	4,099	9,295
Comprehensive income	9,209	8,207	14,265
Cash dividends	(5,763)	(1,224)	(3,030)

Ending Balance	¥41,621	¥53,177	¥66,901

19. Stock-Based Compensation

The Company has a number of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.

Stock-option program

Since fiscal 2005, the Company has granted stock acquisition rights with a vesting period between 1.75 and 1.92 years and an exercise period between 9.83 and 9.92 years. The acquisition rights were to purchase the Company’s common stock at a specified exercise price and were distributed to directors, executive officers,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

corporate auditors and certain employees of the Company, subsidiaries and capital tie-up companies such as affiliated companies. The Company did not grant stock options in fiscal 2013, 2014 or 2015.

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

The following table summarizes information about the activity of these stock options for the year ended March 31, 2015:

	Number of shares*2	Weighted average exercise price*1*2	Weighted average remaining contractual life	Aggregate intrinsic value
		Yen	Years	Millions of yen
Outstanding at beginning of the year	7,816,500	¥2,117
Exercised	(866,900)	1,175
Forfeited or expired	(602,400)	1,740

Outstanding at end of year	6,347,200	2,281	1.27	¥0

Exercisable at end of year	6,347,200	¥2,281	1.27	¥0

*1	The exercise prices of the granted options were adjusted in July 2009 for the issuance of new 18 million shares.
*2	The number of shares and exercise price of the granted options were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

The Company received ¥345 million, ¥863 million and ¥1,014 million in cash from the exercise of stock options during fiscal 2013, 2014 and 2015, respectively.

The total intrinsic value of options exercised during fiscal 2013, 2014 and 2015 was ¥136 million, ¥403 million and ¥378 million, respectively.

In fiscal 2013, 2014 and 2015, the Company did not recognize any incremental stock-based compensation costs of its stock-option program. As of March 31, 2015, the Company had no unrecognized compensation costs.

Stock compensation program

The Company maintains a stock compensation program for directors, executive officers and group executives of the Company. In July 2014, the company changed the way of provision of the compensation for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

retiree to provide these shares through “The Board Incentive Plan Trust (“ the trust”)” by a resolution of the Compensation Committee. The trust purchases the Company’s common shares including future granting shares by an entrusted fund which the Company set in advance. The Company holds those shares as entrusted assets, separately from other treasury stock which the Company holds.

Under the program, points are granted annually to directors, executive officers and group executives of the Company based upon the prescribed standards of the Company. Upon retirement, eligible directors, executive officers and group executives receive a certain number of the Company’s common shares calculated by translating each point earned by that retiree to one common share.

In fiscal 2015, the Company granted 364,500 points, and 650,000 points were settled for individuals who retired during fiscal 2015.

Total points outstanding under the stock compensation program as of March 31, 2015 were 1,758,042 points. The points were adjusted for the 10-for-1 stock split implemented on April 1, 2013. During fiscal 2013, 2014 and 2015, the Company recognized incremental stock-based compensation costs of its stock compensation program in the amount of ¥410 million, ¥609 million and ¥818 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

20. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders in fiscal 2013, 2014 and 2015 are as follows:

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2012	¥16,145	¥(14,343)	¥(95,692)	¥(2,166)	¥(96,056)

Net unrealized gains on investment in securities, net of tax of ¥(8,206) million	17,955				17,955
Reclassification adjustment included in net income, net of tax of ¥1,997 million	(4,625)				(4,625)
Defined benefit pension plans, net of tax of ¥(2,589) million		4,511			4,511
Reclassification adjustment included in net income, net of tax of ¥(138) million		248			248
Foreign currency translation adjustments, net of tax of ¥(5,254) million			47,428		47,428
Reclassification adjustment included in net income, net of tax of ¥(1,971) million			3,551		3,551
Net unrealized losses on derivative instruments, net of tax of ¥288 million				(556)	(556)
Reclassification adjustment included in net income, net of tax of ¥(328) million				824	824

Total other comprehensive income	13,330	4,759	50,979	268	69,336

Transaction with noncontrolling interests	0	2	87	0	89

Less: Other Comprehensive Income Attributable to the Noncontrolling Interest	501	1	3,735	(7)	4,230

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	5,224	0	5,224

Balance at March 31, 2013	¥28,974	¥(9,587)	¥(53,759)	¥(1,891)	¥(36,263)

Net unrealized gains on investment in securities, net of tax of ¥(9,529) million	18,566				18,566
Reclassification adjustment included in net income, net of tax of ¥4,225 million	(7,963)				(7,963)
Defined benefit pension plans, net of tax of ¥(1,547) million		3,848			3,848
Reclassification adjustment included in net income, net of tax of ¥91 million		(278)			(278)
Foreign currency translation adjustments, net of tax of ¥(1,739) million			35,425		35,425
Reclassification adjustment included in net income, net of tax of ¥(17) million			1,503		1,503
Net unrealized gains on derivative instruments, net of tax of ¥(31) million				572	572
Reclassification adjustment included in net income, net of tax of ¥(298) million				915	915

Total other comprehensive income	10,603	3,570	36,928	1,487	52,588

Less: Other Comprehensive Income Attributable to the Noncontrolling Interest	926	213	11,019	30	12,188

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	4,099	0	4,099

Balance at March 31, 2014	¥38,651	¥(6,230)	¥(31,949)	¥(434)	¥38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2014	¥38,651	¥(6,230)	¥(31,949)	¥(434)	¥38

Net unrealized gains on investment in securities, net of tax of ¥(15,416) million	34,914				34,914
Reclassification adjustment included in net income, net of tax of ¥8,501 million	(25,047)				(25,047)
Defined benefit pension plans, net of tax of ¥3,960 million		(14,834)			(14,834)
Reclassification adjustment included in net income, net of tax of ¥85 million		(118)			(118)
Foreign currency translation adjustments, net of tax of ¥(7,000) million			38,309		38,309
Reclassification adjustment included in net income, net of tax of ¥120 million			(1,154)		(1,154)
Net unrealized losses on derivative instruments, net of tax of ¥971 million				(2,985)	(2,985)
Reclassification adjustment included in net income, net of tax of ¥(716) million				2,424	2,424

Total other comprehensive income (loss)	9,867	(14,952)	37,155	(561)	31,509

Transaction with noncontrolling interests	0	0	(96)	0	(96)

Less: Other Comprehensive Income Attributable to the Noncontrolling Interest	(1,812)	(1,734)	(4,424)	(55)	(8,025)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	9,295	0	9,295

Balance at March 31, 2015	¥50,330	¥(19,448)	¥431	¥(940)	¥30,373

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amounts reclassified to net income from accumulated other comprehensive income (loss) for fiscal 2014 and 2015 are as follows:

	March 31, 2014
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥10,902	Gains on investment securities and dividends
Sales of investment securities	3,262	Life insurance premiums and related investment income
Amortization of investment securities	858	Finance revenues
Amortization of investment securities	(532)	Life insurance premiums and related investment income
Others	(2,302)	Write-downs of securities, and other

	12,188	Total before tax
	(4,225)	Tax expenses or benefits

	¥7,963	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,262	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(837)	See Note 17 “Pension Plans”
Amortization of transition obligation	(56)	See Note 17 “Pension Plans”

	369	Total before tax
	(91)	Tax expenses or benefits

	¥278	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(1,520)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(1,520)	Total before tax
	17	Tax expenses or benefits

	¥(1,503)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥39	Finance revenues/Interest expense
Foreign exchange contracts	773	Other (income) and expense, net
Foreign currency swap agreements	(2,025)	Finance revenues/Interest expense/ Other (income) and expense, net

	(1,213)	Total before tax
	298	Tax expenses or benefits

	¥(915)	Net of tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2015
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥32,733	Gains on investment securities and dividends
Sales of investment securities	5,599	Life insurance premiums and related investment income
Amortization of investment securities	29	Finance revenues
Amortization of investment securities	(1,960)	Life insurance premiums and related investment income
Others	(2,853)	Write-downs of securities and other

	33,548	Total before tax
	(8,501)	Tax expenses or benefits

	¥25,047	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥978	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(717)	See Note 17 “Pension Plans”
Amortization of transition obligation	(58)	See Note 17 “Pension Plans”

	203	Total before tax
	(85)	Tax expenses or benefits

	¥118	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥1,274	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	1,274	Total before tax
	(120)	Tax expenses or benefits

	¥1,154	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥32	Finance revenues/Interest expense
Foreign exchange contracts	1,356	Other (income) and expense, net
Foreign currency swap agreements	(4,528)	Finance revenues/Interest expense/ Other (income) and expense, net

	(3,140)	Total before tax
	716	Tax expenses or benefits

	¥(2,424)	Net of tax

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

21. ORIX Corporation Shareholders’ Equity

Changes in the number of shares issued in fiscal 2013, 2014 and 2015 are as follows:

	Number of shares
	2013	2014	2015
Beginning balance	1,102,544,220	1,248,714,760	1,322,777,628
Exercise of stock options	499,000	804,300	866,900
Conversion of convertible bonds	145,671,540	73,258,568	0

Ending balance	1,248,714,760	1,322,777,628	1,323,644,528

The Japanese Companies Act (the “Act”) provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, if specified in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2015 that a total of ¥47,188 million dividends shall be distributed to the shareholders of record as of March 31, 2015. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution.

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

The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥372,608 million as of March 31, 2015.

Retained earnings at March 31, 2015 include ¥47,275 million relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2015, the restricted net assets of certain subsidiaries, which include regulatory capital requirements mainly for banking operations and life insurance of ¥25,102 million, do not exceed 25% of consolidated net assets.

22. Gains on Investment Securities and Dividends

Gains on investment securities and dividends in fiscal 2013, 2014 and 2015 consist of the following:

	Millions of yen
	2013	2014	2015
Net gains on investment securities	¥28,805	¥19,412	¥50,617
Dividends income, other	6,009	7,769	5,778

	¥34,814	¥27,181	¥56,395

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Trading activities—Net gains on investment securities include net trading gains of ¥3,435 million, net trading losses of ¥3,208 million and net trading gains of ¥2,843 million for fiscal 2013, 2014 and 2015, respectively. Gains on derivative trading instruments are included in income from discontinued operations for fiscal 2013. For further information, see Note 25 “Discontinued Operations.”

23. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2013, 2014 and 2015 consist of the following:

	Millions of yen
	2013	2014	2015
Life insurance premiums	¥130,187	¥145,464	¥186,547
Life insurance related investment income	8,539	9,942	164,946

	¥138,726	¥155,406	¥351,493

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. Reinsurance benefits and reinsurance premiums for fiscal 2015 amounted to ¥2,438 million and ¥11,430 million, respectively.

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). Amortization charged to income for fiscal 2013, 2014 and 2015 amounted to ¥7,196 million, ¥9,701 million and ¥11,917 million, respectively.

For fiscal 2015, life insurance premiums and related investment income includes net realized and unrealized gains or losses of ¥174,602 million from investment assets under management on behalf of variable annuity and variable life policyholders and, net losses of ¥28,227 million from derivative contracts entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts, which consists of ¥10,216 million of losses from futures, ¥1,680 million of losses from foreign exchange contracts and ¥16,331 million of losses from options held. In addition, in fiscal 2015, the changes in fair value of the variable annuity and variable life insurance contracts elected for the fair value option were ¥510,961 million, and insurance costs recognized for insurance and annuity payouts as a result of insured events were ¥611,663 million. The net of ¥100,702 million was included in life insurance costs. The Company has elected the fair value option for certain reinsurance recoverables to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and ¥36,072 million resulting from changes in the fair value of the reinsurance recoverables was recorded in life insurance costs for fiscal 2015.

24. Write-downs of Long-Lived Assets

In accordance with ASC 360 (“Property, Plant, and Equipment”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

independent third party appraisers or their own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of existing assets or completion of development projects, as appropriate.

During fiscal 2013, 2014 and 2015, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥21,053 million, ¥26,742 million and ¥34,887 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥17,896 million, ¥23,421 million and ¥34,887 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for fiscal 2013, 2014 and 2015, respectively. Breakdowns of these amounts by segment are provided in Note 32 (“Segment Information”).

The details of significant write-downs are as follows.

Office Buildings—During fiscal 2013, write-downs of ¥1,055 million were recorded for 14 office buildings held for sale, and write-downs of ¥923 million were recorded in relation to two office buildings due to a decline in estimated cash flows of each unit. During fiscal 2014, write-downs of ¥1,445 million were recorded for five office buildings held for sale, write-downs of ¥3,582 million were recorded in relation to two office buildings due to a decline in estimated cash flows of each unit, and write-downs of ¥4,109 million were recorded for an office building due to change in use. During fiscal 2015, write-downs of ¥4,805 million were recorded for three office buildings held for sale, and write-downs of ¥9,172 million were recorded in relation to six office buildings due to a decline in estimated cash flows of each unit.

Condominiums—During fiscal 2013, write-downs of ¥1,142 million were recorded for 13 condominiums held for sale, and write-downs of ¥3,853 million were recorded in relation to four condominiums due to a decline in estimated cash flows of each unit or property. During fiscal 2014, write-downs of ¥988 million were recorded for a condominium held for sale. During fiscal 2015, write-downs of ¥621 million were recorded for one condominium due to change in use.

Commercial Facilities Other Than Office Buildings—During fiscal 2013, write-downs of ¥442 million were recorded for four buildings held for sale, and write-downs of ¥1,582 million were recorded in relation to two buildings due to a decline in estimated cash flows of each unit. During fiscal 2014, write-downs of ¥137 million were recorded for one building held for sale, and write-downs of ¥2,976 million were recorded in relation to two buildings due to a decline in estimated cash flows of each unit. During fiscal 2015, write-downs of ¥3,832 million were recorded in relation to three buildings due to a decline in estimated cash flows of each unit.

Land undeveloped or under construction—During fiscal 2013, write-downs of ¥608 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥6,818 million were recorded in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit. During fiscal 2014, write-downs of ¥713 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥3,787 million were recorded in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit. During fiscal 2015, write-downs of ¥586 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥2,797 million were recorded in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit.

Others—During fiscal 2013, 2014 and 2015, write-downs of ¥4,630 million, ¥9,005 million and ¥13,074 million, respectively, for long-lived assets other than the above were recorded, mainly because the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance. In addition, write-down of long-lived assets in fiscal 2014 includes write-downs of ¥5,052 million of a building used for training facility in facilities operation business and ¥1,292 million of information-related equipment in rental operation. Write-down of long-lived assets in fiscal 2015 includes write-downs of ¥7,737 million of golf courses.

25. Discontinued Operations

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal or a classification as held for sale of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company and its subsidiaries early adopted this Update on April 1, 2014. In accordance with this Update, the Company and its subsidiaries report a disposal of a component or a group of components of the Company and its subsidiaries in discontinued operations if the disposal represents a strategic shift which has (or will have) a major effect on the Company and its subsidiaries’ operations and financial results when the component or group of components is disposed by sale or classified as held for sale on or after April 1, 2014.

During fiscal 2015, there was no disposal or classification as held for sale of a component or a group of components which represents a strategic shift which has (or will have) a major effect on the Company and its subsidiaries’ operations and financial results.

Prior to these amendments, ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) required that the Company and its subsidiaries reclassify the operations sold or disposed of, or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. During fiscal 2014, the Company and its subsidiaries reported gains on sales and the results of operations of subsidiaries, business units, and certain rental properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the amendments.

Accounting Standards Update 2014-08 does not apply to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during fiscal 2015, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries and business units, which were classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the early adoption of the update.

During fiscal 2013, the Company and its subsidiaries completed the liquidation procedure for a kumiai in Japan which was effectively a type of SPE, operating private-equity investment and management, and the Company wound up a subsidiary overseas which operated reinsurance business. As a result, a loss of ¥13 million was recognized during fiscal 2013. Furthermore, the Company has determined to wind up a subsidiary that operates M&A advisory services business in Japan and a subsidiary that operates alternative investment business in Japan during fiscal 2013. There were no significant assets or liabilities of the subsidiaries in the accompanying consolidated balance sheets at March 31, 2013. Net losses of ¥370 million on derivative trading instruments are included in income from discontinued operations for the subsidiary that operates alternative investment business in Japan for fiscal 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company liquidated a subsidiary that operated a hotel and the Company has determined to wind up a subsidiary that operates corporate finance business overseas due to a state of substantially complete liquidation during fiscal 2014. As a result, a loss of ¥1,600 million was recognized during fiscal 2014. During fiscal 2014, the Company has determined to sell the food business unit of a subsidiary, which is composed of the food service business unit and the food business unit and the Company has completed the sale of the food business unit of a subsidiary during fiscal 2015. As a result, a gain of ¥362 million was recognized during fiscal 2015. With respect to the food business unit of the subsidiary held for sale as of March 31, 2014, included in the accompanying consolidated balance sheets are mainly property under facility operations of ¥1,561 million, trade notes, accounts and other receivable of ¥2,066 million, other assets of ¥1,511 million and trade notes, accounts and other payable of ¥1,822 million, and long-term debts of ¥1,336 million. The Company has completed the sale of the food business unit of a subsidiary during fiscal 2015 and there are no amounts of assets included in the accompanying consolidated balance sheets as of March 31, 2015.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. In fiscal 2013 and 2014, the Company and its subsidiaries recognized ¥6,802 million and ¥16,200 million of aggregated gains on sales of such real estate properties, respectively. In fiscal 2015, the Company and its subsidiaries did not recognize any gains or losses on sales of such real estate properties reported as income from discontinued operations. With respect to the real estate properties classified as held for sale at March 31, 2014 included in the accompanying consolidated balance sheets are investment in operating leases of ¥42,266 million and property under facility operations of ¥2,428 million. With respect to the real estate properties classified as held for sale at March 31, 2015, included in the accompanying consolidated balance sheets are investment in operating leases of ¥24,619 million, property under facility operations of ¥2,873 million and other assets of ¥689 million.

Discontinued operations in fiscal 2013, 2014 and 2015 consist of the following:

	Millions of yen
	2013	2014	2015
Revenues	¥20,699	¥26,607	¥2,214

Income from discontinued operations, net*	(179)	12,182	463
Provision for income taxes	347	(4,681)	(166)

Discontinued operations, net of applicable tax effect	¥168	¥7,501	¥297

*	Income from discontinued operations, net includes aggregate gains on sales of subsidiaries, business units and rental properties and liquidation on losses. The amount of such gains or losses in fiscal 2013, 2014 and 2015 were net gain of ¥6,789 million, ¥14,600 million and ¥362 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

26. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2013, 2014 and 2015 is as follows:

In fiscal 2013, the diluted EPS calculation excludes stock options for 9,010 thousand shares, as they were antidilutive. In fiscal 2014, the diluted EPS calculation excludes stock options for 6,815 thousand shares, as they were antidilutive. In fiscal 2015, the diluted EPS calculation excludes stock options for 6,499 thousand shares, as they were antidilutive.

	Millions of yen
	2013	2014	2015
Income attributable to ORIX Corporation shareholders from continuing operations	¥112,144	¥180,069	¥234,651
Effect of dilutive securities
Expense related to convertible bond	1,329	265	0

Income from continuing operations for diluted EPS computation	¥113,473	¥180,334	¥234,651

	Thousands of shares
	2013	2014	2015
Weighted-average shares	1,087,883	1,268,081	1,309,144
Effect of dilutive securities
Conversion of convertible bond	206,635	40,057	0
Exercise of stock options	1,546	2,117	1,865

Weighted-average shares for diluted EPS computation	1,296,064	1,310,255	1,311,009

	Yen
	2013	2014	2015
Earnings per share for income attributable to ORIX Corporation shareholders from continuing operations:
Basic	¥103.09	¥142.00	¥179.24
Diluted	87.55	137.63	178.99

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of shares and per share data have been adjusted retrospectively to reflect the stock split for fiscal 2013 presented.

The Company’s shares held through the Board Incentive Plan Trust (2,153,800 shares) are included in the number of treasury stock shares as of March 31, 2015.

27. Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset and liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

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

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from accumulated other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged item. The amounts of these net gains (losses) after deducting applicable taxes were net losses of ¥824 million, ¥915 million and ¥2,424 million during fiscal 2013, 2014 and 2015, respectively. The amount of net gains (losses), which represent the ineffectiveness of cash flow hedges, ¥69 million of losses, ¥269 million of gains and ¥510 million of gains were recorded in earnings for fiscal 2013, 2014 and 2015, respectively. The amount of net derivative losses, ¥1,641 million, included in accumulated other comprehensive income (loss), net of applicable income taxes at March 31, 2015 will be reclassified into earnings within fiscal 2016.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables, borrowings and others, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap agreements to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment. For fiscal 2013, 2014 and 2015, net losses of ¥47 million, net losses of ¥20 million and net gains of ¥21 million, respectively of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and its subsidiaries engage in trading activities involving various future contracts. Therefore the Company and its subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and its subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and its subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”). A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2013 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(249)	Finance revenues/Interest expense	¥6	—	¥0
Foreign exchange contracts	(1,546)	Other (income) and expense, net	73	—	0
Foreign currency swap agreements	960	Finance revenues/Interest expense/ Other (income) and expense, net	(1,231)	Other (income) and expense, net	(69)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥76	Finance revenues/Interest expense	¥(120)	Finance revenues/Interest expense
Foreign exchange contracts	(8,828)	Other (income) and expense, net	8,828	Other (income) and expense, net
Foreign currency swap agreements	(2,352)	Other (income) and expense, net	2,349	Other (income) and expense, net
Foreign currency long-term debt	172	Other (income) and expense, net	(172)	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(11,524)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥1,425	—	¥0
Borrowings and bonds in local currency	(19,637)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	3,464	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥8	Other (income) and expense, net
Futures	(504)	Gains on investment securities and dividends
Foreign exchange contracts	(236)	Gains on investment securities and dividends
Credit derivatives held/written	344	Other (income) and expense, net
Options held/written, and other	992	Other (income) and expense, net

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2014 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥945	Finance revenues/Interest expense	¥39	—	¥0
Foreign exchange contracts	(948)	Other (income) and expense, net	773	—	0
Foreign currency swap agreements	594	Finance revenues/Interest expense/Other (income) and expense, net	(2,025)	Other (income) and expense, net	269

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(2,296)	Finance revenues/Interest expense	¥2,276	Finance revenues/Interest expense
Foreign exchange contracts	(3,574)	Other (income) and expense, net	3,574	Other (income) and expense, net
Foreign currency swap agreements	(2,896)	Other (income) and expense, net	2,896	Other (income) and expense, net
Foreign currency long-term-debt	(1,609)	Other (income) and expense, net	1,609	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(23,638)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(171)	—	¥0
Borrowings and bonds in local currency	(16,469)	—	0	—	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥5	Other (income) and expense, net
Futures	(167)	Gains on investment securities and dividends
Foreign exchange contracts	(406)	Gains on investment securities and dividends
Credit derivatives held/written	(506)	Other (income) and expense, net
Options written and other	(241)	Other (income) and expense, net

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2015 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(610)	Finance revenues/Interest expense	¥32	—	¥0
Foreign exchange contracts	(1,908)	Other (income) and expense, net	1,356	—	0
Foreign currency swap agreements	(1,438)	Finance revenues/Interest expense/Other (income) and expense, net	(4,528)	Other (income) and expense, net	510

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location

Interest rate swap agreements	¥(1,298)	Finance revenues/Interest expense	¥1,318	Finance revenues/Interest expense

Foreign exchange contracts	(26,863)	Other (income) and expense, net	26,863	Other (income) and expense, net

Foreign currency swap agreements	(3,398)	Other (income) and expense, net	3,399	Other (income) and expense, net

Foreign currency long-term-debt	(1,551)	Other (income) and expense, net	1,551	Other (income) and expense, net

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(18,670)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥1,274	—	¥0
Borrowings and bonds in local currency	(6,968)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(127)	Other (income) and expense, net
Futures	(10,262)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	(3,463)	Gains on investment securities and dividends Life insurance premiums and related investment income* Other (income) and expense, net
Credit derivatives held	71	Other (income) and expense, net
Options held/written and other	(16,175)	Other (income) and expense, net Life insurance premiums and related investment income*

*	Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for the ended March 31, 2015 (see Note 23 “Life Insurance Operations”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2014 and 2015 are as follows.

March 31, 2014

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥206,605	¥2,528	Other Assets	¥634	Other Liabilities
Futures, Foreign exchange contracts	370,243	1,018	Other Assets	4,708	Other Liabilities
Foreign currency swap agreements	93,276	3,534	Other Assets	7,176	Other Liabilities
Foreign currency long- term-debt	261,483	0	—	0	—
Trading derivatives or derivatives not designated as hedging instruments:
Options written and other	¥173,637	¥5,486	Other Assets	¥3,605	Other Liabilities
Futures, Foreign exchange contracts	65,094	56	Other Assets	472	Other Liabilities
Credit derivatives held/written	13,715	29	Other Assets	265	Other Liabilities

March 31, 2015

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥296,464	¥890	Other Assets	¥1,094	Other Liabilities
Futures, Foreign exchange contracts	581,510	5,281	Other Assets	11,016	Other Liabilities
Foreign currency swap agreements	104,058	6,411	Other Assets	9,788	Other Liabilities
Foreign currency long- term-debt	258,313	0	—	0	—
Trading derivatives or derivatives not designated as hedging instruments:
Interest rate swap agreements	¥3,000	¥0	—	¥127	Other Liabilities
Options held/written and other*	441,586	12,103	Other Assets	6,177	Other Liabilities
Futures, Foreign exchange contracts*	111,309	438	Other Assets	1,252	Other Liabilities
Credit derivatives held	9,013	0	—	165	Other Liabilities

*	The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥265,094 million, futures contracts of ¥34,586 million and foreign exchange contracts of ¥13,415 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2015, respectively. Asset derivatives in the above table includes fair value of the options held and foreign exchange contracts before offsetting of ¥3,888 million and ¥92 million and liability derivatives includes fair value of the futures and foreign exchange contracts before offsetting of ¥690 million and ¥60 million at March 31, 2015, respectively.

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies. If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions. There are no derivative instruments with credit-risk-related contingent features that were in a net liability position on March 31, 2014 and 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires sellers of credit derivatives to disclose additional information about credit- risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written as of March 31, 2014 are as follows and there are no credit derivatives written as of March 31, 2015.

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

28. Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheet regarding to derivative assets and liabilities and other assets and liabilities as of March 31, 2014 and 2015 are as follows.

March 31, 2014

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral
Derivative assets	¥12,651	¥(214)	¥12,437	¥(1,015)	¥0	¥11,422
Reverse repurchase, securities borrowing, and similar arrangements*2	3,064	(3,049)	15	0	0	15

Total assets	15,715	(3,263)	12,452	(1,015)	0	11,437

Derivative liabilities	16,860	(214)	16,646	(1,015)	(571)	15,060
Repurchase, securities lending, and similar arrangements*2	3,049	(3,049)	0	0	0	0

Total liabilities	¥19,909	¥(3,263)	¥16,646	¥(1,015)	¥(571)	¥15,060

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2015

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral
Derivative assets	¥25,123	¥(2,858)	¥22,265	¥0	¥(3,888)	¥18,377
Reverse repurchase, securities borrowing, and similar arrangements*2	9,915	(9,915)	0	0	0	0

Total assets	35,038	(12,773)	22,265	0	(3,888)	18,377

Derivative liabilities	29,619	(2,858)	26,761	0	(277)	26,484
Repurchase, securities lending, and similar arrangements*2	10,590	(9,915)	675	0	0	675

Total liabilities	¥40,209	¥(12,773)	¥27,436	¥0	(277)	¥27,159

*1	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
*2	Reserve repurchase agreements and securities borrowing, and similar transactions are reported within other assets in the consolidated balance sheets. Repurchase agreements and securities lending, and similar transactions are reported within other liabilities in the consolidated balance sheets.

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

The Company and its subsidiaries make investments in securities for various purposes. The risk of incurring significant losses during a certain period is believed to be minimal due to the diversification in the investment portfolio. However, various factors, including the issuer’s credit risk and market trends, could expose the Company and its subsidiaries to a risk of unexpected loss. In connection with investments in securities, the percentage of trading securities to consolidated total assets is 0.2% and 10.4% as of March 31, 2014 and 2015, respectively. The increase is primarily due to the consolidation of HLIKK.

At March 31, 2014 and 2015, no concentration with a single obligor exceeded 1% of the Company’s consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥4,748 billion, or 79%, at March 31, 2014 and ¥6,601 billion, or 80%, at March 31, 2015 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risk outside of Japan is exposure attributable to obligors located in the United States. The gross amount of such exposure is ¥503 billion and ¥764 billion as of March 31, 2014 and 2015, respectively. Since the Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

and its subsidiaries adopted ASU 2009-16 and ASU 2009-17 on April 1, 2010, which changed the circumstances under which it is required to consolidate certain VIEs, the amounts above in relation to exposure in the United States mainly include the effect of such consolidated VIEs.

The Company and its subsidiaries have transportation equipment such as automobile operations and aircraft. Transportation equipment is mainly recorded in investment in direct financing leases and operating leases. In connection with investment in direct financing leases and operating leases, the percentage of investment in transportation equipment to consolidated total assets is 10.9% and 9.4% as of March 31, 2014 and 2015, respectively.

The Company and its subsidiaries provide consumers with housing loans. In connection with installment loans, the percentage of housing loans to consolidated total assets is 10.8% and 9.3% as of March 31, 2014 and 2015, respectively.

30. Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between carrying amount of financial instruments reported in the accompanying consolidated financial statements and the related market or fair value. For derivative financial instruments, see Note 2 (“Fair Value Measurements”).

The disclosures do not include investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.

March 31, 2014

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Trading securities	¥16,079	¥16,079	¥275	¥15,804	¥0
Cash and cash equivalents	818,039	818,039	818,039	0	0
Restricted cash	87,035	87,035	87,035	0	0
Installment loans (net of allowance for probable loan losses)	2,246,143	2,274,922	0	120,583	2,154,339
Investment in securities:
Practicable to estimate fair value	984,541	991,846	230,505	671,023	90,318
Not practicable to estimate fair value*1	213,832	213,832	0	0	0
Other Assets:
Time deposits	23,521	23,521	0	23,521	0
Derivative assets*2	12,437	12,437	0	0	0
Liabilities:
Short-term debt	¥308,331	¥308,331	¥0	¥308,331	¥0
Deposits	1,206,413	1,206,642	0	1,206,642	0
Long-term debt	3,852,668	3,859,292	0	1,235,412	2,623,880
Other Liabilities:
Derivative liabilities*2	16,646	16,646	0	0	0

*1	The fair value of investment securities of ¥213,832 million was not estimated, as it was not practical.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 (“Fair Value Measurements”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2015

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Trading securities	¥1,190,131	¥1,190,131	¥50,902	¥1,139,229	¥0
Cash and cash equivalents	827,518	827,518	827,518	0	0
Restricted cash	85,561	85,561	85,561	0	0
Installment loans (net of allowance for probable loan losses)	2,420,932	2,439,904	0	231,565	2,208,339
Investment in securities:
Practicable to estimate fair value	1,481,162	1,495,540	130,519	1,239,124	125,897
Not practicable to estimate fair value*1	174,964	174,964	0	0	0
Other Assets:
Time deposits	13,761	13,761	0	13,761	0
Derivative assets*2	22,265	22,265	0	0	0
Reinsurance recoverables Investment contracts	115,116	116,229	0	0	116,229
Liabilities:
Short-term debt	¥284,785	¥284,785	¥0	¥284,785	¥0
Deposits	1,287,380	1,288,419	0	1,288,419	0
Policy liabilities and Policy account balances Investment contracts	298,132	303,359	0	0	303,359
Long-term debt	4,132,945	4,117,259	0	1,417,687	2,699,572
Other Liabilities:
Derivative liabilities*2	26,761	26,761	0	0	0

*1	The fair value of investment securities of ¥174,964 million was not estimated, as it was not practical.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 (“Fair Value Measurements”).

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

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by using valuation models including discounted cash flow methodologies and broker quotes (see Note 2 Fair Value Measurement). For held-to-maturity securities, the estimated fair values were mainly based on quoted market prices. For certain investment funds included in other securities, the fair values are estimated based on net asset value per share or discounted cash flow methodologies. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

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

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. In estimating the fair value of most of the Company’s and its subsidiaries’ derivatives, estimated future cash flows are discounted using the current interest rate.

Reinsurance recoverables and Policy liabilities and Policy account balances—A subsidiary of the Company has fixed annuity contracts, variable annuity and variable life insurance contracts, and reinsurance contracts which are classified as investment contracts because they do not expose the subsidiary to mortality or morbidity risks. In estimating the fair value of those contracts, estimated future cash flows are discounted using the current interest rate.

31. Commitments, Guarantees and Contingent Liabilities

Commitments—As of March 31, 2015, the Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥22,500 million.

The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen
2016	¥18,774
2017	9,120
2018	6,614
2019	5,786
2020	5,499
Thereafter	40,115

Total	¥85,908

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥7,848 million, ¥10,217 million and ¥15,782 million in fiscal 2013, 2014 and 2015, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥487 million, ¥3,297 million and ¥4,231 million in fiscal 2013, 2014 and 2015, respectively. The longest contract of them will mature in fiscal 2021. As of March 31, 2015, the amounts due are as follows:

Years ending March 31,	Millions of yen
2016	¥3,933
2017	2,360
2018	1,624
2019	1,469
2020	1,058
Thereafter	59

Total	¥10,503

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥89,500 million as of March 31, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2015, the total unused credit and capital amount available is ¥370,378 million.

Guarantees—The Company and its subsidiaries apply ASC 460 (“Guarantees”), and at the inception of a guarantee recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2014 and 2015:

	2014			2015
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥349,435	¥3,577	2021	¥439,253	¥4,959	2022
Transferred loans	212,150	3,671	2045	213,099	2,357	2045
Consumer loans	96,183	9,607	2018	117,153	11,773	2018
Housing loans	56,021	7,013	2051	59,743	6,422	2051
Other	3,070	92	2024	2,963	28	2024

Total	¥716,859	¥23,960	—	¥832,211	¥25,539	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2014 and 2015, total notional amount of the loans subject to such guarantees are ¥1,269,000 million and ¥1,204,000 million, respectively, and book value of guarantee liabilities are ¥823 million and ¥1,016 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of the fiscal year. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

There were no significant changes in the payment or performance risk of these guarantees in fiscal 2015.

Guarantee of consumer loans: A subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally a month or more.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees in fiscal 2015.

Guarantee of housing loans: The Company and certain subsidiaries guarantee housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees in fiscal 2015.

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

Previously, segment revenues were presented after adjusting inter-segment transactions. The segment revenues have been changed to include inter-segment transactions from the fiscal year ended March 31, 2015 because the volume of inter-segment transactions has been increasing. The amounts of segment revenues in the previous periods have also been retrospectively reclassified to conform to the presentation for the fiscal years ended March 31, 2013, 2014 and 2015. However, the effect of these changes did not have a significant effect on segment revenues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In addition, the segment information has been restated giving effect to these changes to conform to DAIKYO’s current fiscal year end. For further information, see Note 1 “Significant Accounting and Reporting Policies (ah) Elimination of a lag period.”

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing and fee business

Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing

Real Estate	:	Real estate development, rental and financing, facility operation, REIT asset management and real estate investment advisory services

Investment and Operation	:	Environment and energy-related business, principal investment and loan servicing (asset recovery)

Retail	:	Life insurance, banking and card loan business

Overseas Business	:	Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

Financial information of the segments for the years ended March 31, 2013, 2014 and 2015 is as follows:

Year ended March 31, 2013	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥78,448	¥234,696	¥219,562	¥123,692	¥188,838	¥203,519	¥1,048,755
Finance revenues	39,556	9,139	11,334	23,297	45,841	55,022	184,189
Interest expense	10,411	3,624	12,834	5,400	6,901	19,464	58,634
Depreciation and amortization	2,610	106,254	18,369	2,110	10,631	31,695	171,669
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	331	(77)	(449)	5,532	2,611	2,438	10,386
Write-downs of long-lived assets	0	0	12,075	1,723	0	328	14,126
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	0	20,990	0	20,990
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	1,145	176	(631)	7,251	4,680	9,521	22,142
Discontinued operations	0	0	3,662	(841)	632	575	4,028
Segment profits	25,932	34,913	5,582	34,937	43,209	52,756	197,329
Segment assets	943,295	549,300	1,133,170	444,315	1,994,140	1,318,434	6,382,654
Long-lived assets	27,485	381,746	864,754	49,441	92,817	280,218	1,696,461
Expenditures for long-lived assets	1,943	160,420	22,276	1,200	206	109,426	295,471
Investment in affiliates	18,020	1,459	73,141	65,713	25,205	143,019	326,557

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Year ended March 31, 2014	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥78,825	¥251,328	¥203,382	¥236,879	¥211,612	¥412,157	¥1,394,183
Finance revenues	37,235	9,472	6,132	18,350	50,406	57,328	178,923
Interest expense	8,594	3,687	9,018	4,077	5,593	28,087	59,056
Depreciation and amortization	3,170	117,357	19,200	2,867	12,644	41,551	196,789
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	(974)	363	2,079	2,620	3,485	5,673	13,246
Write-downs of long-lived assets	0	1,292	16,958	15	0	1,046	19,311
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	0	28,429	0	28,429
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	792	152	4,709	68,758	3,920	6,793	85,124
Discontinued operations	0	0	8,832	383	238	(279)	9,174
Segment profits	24,874	37,062	17,956	95,786	49,871	69,688	295,237
Segment assets	992,078	622,009	962,404	552,183	2,166,986	1,972,138	7,267,798
Long-lived assets	26,665	433,342	773,146	75,458	76,491	396,948	1,782,050
Expenditures for long-lived assets	3,505	176,952	32,056	22,428	195	117,419	352,555
Investment in affiliates	18,909	1,718	62,504	59,759	10,971	143,454	297,315

Year ended March 31, 2015	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥85,502	¥263,499	¥182,321	¥666,120	¥425,977	¥561,893	¥2,185,312
Finance revenues	35,624	11,103	4,057	15,650	52,510	63,259	182,203
Interest expense	8,627	3,690	6,968	3,609	5,669	29,989	58,552
Depreciation and amortization	3,373	125,013	16,900	5,919	15,190	47,397	213,792
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	597	372	(85)	(296)	3,975	8,086	12,649
Write-downs of long-lived assets	653	0	29,418	211	0	4,605	34,887
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	0	(506,043)	0	(506,043)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	740	59	9,633	11,985	633	28,433	51,483
Bargain Purchase Gain	0	0	0	0	36,082	0	36,082
Discontinued operations	0	0	0	463	0	0	463
Segment profits	25,519	40,366	3,484	42,414	120,616	104,143	336,542
Segment assets	1,132,468	662,851	835,386	660,014	3,700,635	2,178,895	9,170,249
Long-lived assets	35,470	450,099	652,524	145,153	49,838	289,097	1,622,181
Expenditures for long-lived assets	8,717	162,323	45,019	70,616	144	106,338	393,157
Investment in affiliates	20,875	2,074	91,275	51,108	3,785	209,027	378,144

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 1 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, income from discontinued operations and the consolidation of certain variable interest entities (VIEs). Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax basis. Also, net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses (per-tax) attributable to ORIX Corporation Shareholders. On the other hand, income from discontinued operations is included in segment profits or losses because the management considers such disposal activities as part of the ordinary course of business. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and income from discontinued operations, which are recognized net of tax in the accompanying consolidated statements of income, are adjusted to profit or loss before income taxes, when calculating segment profits or losses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense, net) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for investment in operating leases (included in other assets), advances for investment in property under facility operations (included in other assets) and goodwill and other intangible assets recognized as a result of business combination (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

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

	Millions of yen
	2013	2014	2015
Segment revenues:
Total revenues for segments	¥1,048,755	¥1,394,183	¥2,185,312
Revenues related to corporate assets	4,544	6,618	6,531
Revenues related to assets of certain VIEs	31,794	13,989	6,356
Revenues from inter-segment transactions	(11,917)	(12,891)	(21,702)
Revenues from discontinued operations	(20,699)	(26,607)	(2,214)

Total consolidated revenues	¥1,052,477	¥1,375,292	¥2,174,283

Segment profits:
Total segment profits	¥197,329	¥295,237	¥336,542
Corporate losses	(34,917)	(21,642)	(15,638)
Gains (losses) related to assets or liabilities of certain VIEs	2,832	17,003	3,267
Discontinued operations, pre-tax	179	(12,182)	(463)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	7,149	7,923	20,309

Total consolidated income before income taxes and discontinued operations	¥172,572	¥286,339	¥344,017

Segment assets:
Total segment assets	¥6,382,654	¥7,267,798	¥9,170,249
Cash and cash equivalents, restricted cash	933,215	905,074	913,079
Allowance for doubtful receivables on direct financing leases and probable loan losses	(104,264)	(84,796)	(72,326)
Trade notes, accounts and other receivable	154,025	193,369	348,404
Other corporate assets	405,390	532,365	789,636
Assets of certain VIEs	668,690	253,151	294,586

Total consolidated assets	¥8,439,710	¥9,066,961	¥11,443,628

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Year Ended March 31, 2013
	Japan	The Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥841,057	¥129,783	¥102,336	¥(20,699)	¥1,052,477
Income before Income Taxes*1	116,235	27,458	28,700	179	172,572

	Millions of yen
	Year Ended March 31, 2014
	Japan	The Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥977,427	¥131,797	¥292,675	¥(26,607)	¥1,375,292
Income before Income Taxes*1	211,442	42,901	44,178	(12,182)	286,339

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Year Ended March 31, 2015
	Japan	The Americas*2	Other*3*4	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥1,602,610	¥209,923	¥363,964	¥(2,214)	¥2,174,283
Income before Income Taxes*1	228,063	32,382	84,035	(463)	344,017

*1	Results of discontinued operations before applicable tax effect are included in each amount attributed to each geographic area.
*2	Mainly the United States
*3	Mainly Asia, Europe, Australasia and Middle East
*4	Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the fiscal year ended March 31, 2014 and the fiscal year ended March 31, 2015. The revenues of Robeco aggregated on a legal entity basis were ¥58,997 million in the Americas and ¥52,169 million in other for the fiscal year ended March 31, 2014 and ¥99,059 million in the Americas and ¥96,966 million in other for the fiscal year ended March 31, 2015.

ASC 280 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information.

No single customer accounted for 10% or more of the Company’s total revenues for the fiscal years ended March 31, 2013, 2014 and 2015.

33. Subsequent Events

There are no material subsequent events.

Schedule II.—Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

Description	Millions of yen
	Year Ended March 31, 2013
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥39	¥0	¥0	¥(31)	¥1	¥9
Severance and other benefits to terminated employees	0	0	3	(3)	0	0

Total	¥39	¥0	¥3	¥(34)	¥1	¥9

Description	Millions of yen
	Year Ended March 31, 2014
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥9	¥0	¥0	¥(9)	¥0	¥0
Severance and other benefits to terminated employees	0	3,049	0	(1,221)	104	1,932

Total	¥9	¥3,049	¥0	¥(1,230)	¥104	¥1,932

Description	Millions of yen
	Year Ended March 31, 2015
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥1,932	¥0	¥0	¥(1,474)	¥(66)	¥392

Total	¥1,932	¥0	¥0	¥(1,474)	¥(66)	¥392

Description	Millions of yen
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets: Valuation allowance
Year ended March 31, 2013	¥24,138	¥1,085	¥4,973	¥(12,116)	¥751	¥18,831
Year ended March 31, 2014	¥18,831	¥13,182	¥3,300	¥(4,792)	¥49	¥30,570
Year ended March 31, 2015	¥30,570	¥22,563	¥9,591	¥(9,944)	¥(2,265)	¥50,515

*1	The amount of deduction includes benefits recognized in earnings, expiry of loss carryforwards and sales of subsidiaries.
*2	The amount of other includes translation adjustment, the effect of changes in statutory tax rate and the effect of the amendment to tax loss carry-forward rules.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 23, 2015.

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 1, 2015.

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on October 7, 2013 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 4.1	Stock Purchase Agreement, dated as of April 28, 2014, among Hartford Life, Inc., ORIX Life Insurance Corporation and ORIX Corporation (Incorporated by reference from the Current Report on Form 8-K filed by The Hartford Financial Services Group, Inc. on April 28, 2014, commission file number 001-13958).

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1	List of subsidiaries.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 101	Instance Document.

Exhibit 101	Schema Document.

Exhibit 101	Calculation Linkbase Document.

Exhibit 101	Definition Linkbase Document.

Exhibit 101	Labels Linkbase Document.

Exhibit 101	Presentation Linkbase Document.