Form 20-F
period 2016-03-31
ORIX CORP
filed 2016-06-23
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2016

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

Tokyo 105-6135, Japan

Telephone: +81-3-3435-1273

Facsimile: +81-3-3435-1276

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

As of March 31, 2016, 1,324,058,828 Shares were outstanding, including Shares that were represented by 5,021,883 ADSs.

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2016 is referred to throughout this annual report as “fiscal 2016,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

Effective April 1, 2013, the Company implemented a 10-for-1 stock split of shares of its common stock and amended its unit share system such that one hundred shares constitute one unit. The total number of authorized shares of ORIX’s common stock increased from 259,000,000 shares to 2,590,000,000 shares, and the total number of shares of ORIX’s common stock issued increased from 124,871,476 shares to 1,248,714,760 shares. As a result of the stock split, the ratio of ADSs (which may be evidenced by one or more American Depositary Receipts or “ADRs”) to underlying shares changed from 0.5 underlying shares per 1 ADS to 5 underlying shares per 1 ADS. Unless indicated otherwise, numbers of Shares of ORIX’s common stock, per Share information for ORIX’s common stock, for example historical dividend information, and ORIX’s ADS information in this annual report have been retroactively adjusted to reflect the 10-for-1 stock split effective on April 1, 2013.

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

	Year ended March 31,
	2012	2013	2014	2015	2016
	(Millions of yen)
Income statement data*[1]*[2]:
Total revenues	¥963,721	¥1,052,477	¥1,375,292	¥2,174,283	¥2,369,202
Total expenses	841,506	901,624	1,172,244	1,917,454	2,081,461
Operating income	122,215	150,853	203,048	256,829	287,741
Equity in net income of affiliates	1,983	13,836	18,368	30,531	45,694
Gains on sales of subsidiaries and affiliates and liquidation losses, net	3,317	7,883	64,923	20,575	57,867
Bargain purchase gain	0	0	0	36,082	0
Income before income taxes and discontinued operations	127,515	172,572	286,339	344,017	391,302
Income from continuing operations	82,907	118,890	187,786	254,960	270,990
Net income (loss) attributable to the noncontrolling interests	(332)	3,164	3,815	15,339	10,002
Net income attributable to the redeemable noncontrolling interests	2,724	3,985	4,108	4,970	819
Net income attributable to ORIX Corporation shareholders	83,509	111,909	187,364	234,948	260,169

	As of March 31,
	2012	2013	2014	2015	2016
	(Millions of yen, except number of shares)
Balance sheet data*[2]:
Investment in Direct Financing Leases*[3]	¥900,886	¥989,380	¥1,094,073	¥1,216,454	¥1,190,136
Installment Loans*[3]	2,769,898	2,691,171	2,315,555	2,478,054	2,592,233
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(136,588)	(104,264)	(84,796)	(72,326)	(60,071)
Investment in Operating Leases	1,309,998	1,395,533	1,379,741	1,296,220	1,349,199
Investment in Securities	1,147,390	1,093,668	1,214,452	2,846,257	2,344,792
Property under Facility Operations	194,576	218,697	295,863	278,100	327,016
Others	2,146,670	2,155,525	2,852,073	3,400,869	3,253,601

Total Assets	¥8,332,830	¥8,439,710	¥9,066,961	¥11,443,628	¥10,996,906

Short-term Debt, Long-term Debt and Deposits	¥5,828,967	¥5,560,847	¥5,367,412	¥5,705,110	¥5,689,002
Policy Liabilities and Policy Account Balances	405,017	426,007	454,436	2,073,650	1,668,636
Common Stock	144,026	194,039	219,546	220,056	220,469
Additional Paid-in Capital	179,223	229,600	255,449	255,595	257,629
ORIX Corporation Shareholders’ Equity	1,380,736	1,643,596	1,919,346	2,152,198	2,310,431
Number of Issued Shares	1,102,544,220	1,248,714,760	1,322,777,628	1,323,644,528	1,324,058,828
Number of Outstanding Shares*[4]	1,075,217,210	1,221,433,050	1,309,444,294	1,308,642,971	1,309,514,020

	As of and for the Year Ended March 31,
	2012	2013	2014	2015	2016
	(Yen and dollars, except ratios and number of employees)
Key ratios (%)*[5]:
Return on ORIX Corporation shareholders’ equity (“ROE”)	6.2	7.4	10.5	11.5	11.7
Return on assets (“ROA”)	0.99	1.33	2.14	2.29	2.32
ORIX Corporation shareholders’ equity ratio	16.6	19.5	21.2	18.8	21.0
Allowance/investment in direct financing leases and installment loans	3.7	2.8	2.5	2.0	1.6

Per share data and employees:
ORIX Corporation shareholders’ equity per share*[6]	¥1,284.15	¥1,345.63	¥1,465.77	¥1,644.60	¥1,764.34
Basic earnings per share for income attributable to ORIX Corporation shareholders from continuing operations*[7]	74.24	103.09	142.00	179.24	198.73
Basic earnings per share for net income attributable to ORIX Corporation shareholders	77.68	102.87	147.75	179.47	198.73
Diluted earnings per share for net income attributable to ORIX Corporation shareholders	65.03	87.37	143.20	179.21	198.52
Dividends applicable to fiscal year per share	9.00	13.00	23.00	36.00	45.75
Dividends applicable to fiscal year per share*[8]	$0.12	$0.13	$0.22	$0.29	$0.40
Number of employees	17,488	19,043	25,977	31,035	33,333

*[1]

Certain line items presented in the consolidated statements of income have been changed starting from fiscal 2015. The amounts that had been previously reported have been reclassified for this change. For further information about the reclassifications of items presented in our consolidated financial statements, see Note 1 (ai) of “Item 18. Financial Statements.”

*[2]

Prior-year amounts have been adjusted retrospectively to eliminate a lag period that previously existed between DAIKYO INCORPORATED (“DAIKYO”) and ORIX in fiscal 2015. For further information, see Note 1 (ah) of “Item 18. Financial Statements.”

*[3]

The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥319,819 million, ¥236,291 million, ¥155,860 million, ¥123,042 million and ¥94,327 million as of March 31, 2012, 2013, 2014, 2015 and 2016, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥17,441 million, ¥15,806 million, ¥13,887 million, ¥15,373 million and ¥12,556 million as of March 31, 2012, 2013, 2014, 2015 and 2016, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥8,604 million, ¥7,745 million, ¥6,149 million, ¥6,635 million and ¥8,178 million as of March 31, 2012, 2013, 2014, 2015 and 2016, respectively, and (iii) installment loans individually evaluated for impairment of ¥293,774 million, ¥212,740 million, ¥135,824 million, ¥101,034 million and ¥73,593 million as of March 31, 2012, 2013, 2014, 2015 and 2016, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2016 Compared to Year Ended March 31, 2015—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

*[4]

The Company’s shares held through the Board Incentive Plan Trust, which was established in July 2014 to provide shares at the time of retirement as compensation, are included in the number of treasury stock shares and excluded from the number of outstanding shares. The trust held 2,153,800 shares and 1,696,217 shares as of March 31, 2015 and 2016, respectively.

*[5]

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

*[6]	ORIX Corporation shareholders’ equity per share is the amount derived by dividing ORIX Corporation shareholders’ equity by the number of outstanding shares.
*[7]

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

*[8]

The U.S. dollar amounts represent translations of the Japanese yen amounts using noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

EXCHANGE RATES

The following table provides the noon buying rates for Japanese yen, expressed in Japanese yen per $1.00 in New York City for cable transfers in foreign currencies. As of June 17, 2016, the noon buying rate for Japanese yen was ¥104.20 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2012	2013	2014	2015	2016
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥85.26	¥96.16	¥105.25	¥121.50	¥125.58
Low	75.72	77.41	92.96	101.26	111.30
Average of the last days of the months	78.86	83.26	100.46	110.78	120.13
At period-end	82.41	94.16	102.98	119.96	112.42

The following table provides the high and low noon buying rates for yen, expressed in yen per $1.00, during the months indicated.

	High	Low
2015
December	¥123.52	¥120.27

2016
January	¥121.05	¥116.38
February	121.06	111.36
March	113.94	111.30
April	112.06	106.90
May	110.75	106.34

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

1. Risks Related to our External Environment

(1) Global economic weakness and instability could adversely affect our business activities, financial condition and results of operations

Our business is affected by general economic conditions and financial conditions in Japan and in foreign countries.

The world economy has been suppressed with low level of growth due primarily to falling commodity prices such as the price of crude oil and fluctuations in financial markets. Moderate economic growth is expected among developed countries. Meanwhile, economic growth in emerging and developing countries is expected to be weak overall and disparity in economic growth among such countries continues to widen. In addition, political and geopolitical tensions in certain regions need to be monitored carefully.

The Japanese economic outlook is becoming increasingly unclear due primarily to economic slowdown in emerging countries and the adoption of negative interest rate policy by the Bank of Japan in the second half of the fiscal year despite positive corporate earnings during the first half.

Despite our attempts to minimize our exposure to an unstable economic climate through, for example, improving risk management procedures, future instability in the global economy could adversely affect our business activities, financial condition and results of operations.

(2) We may lose market share or suffer reduced profitability as a result of competition based on pricing and other terms

We compete on the basis of pricing, transaction structure, service quality and other terms. It is possible that our competitors may seek to compete aggressively on the basis of pricing and other terms through their advantageous funding costs or without regard to their profitability. As a result of such aggressive competition by our competitors, our market share or our profitability may decline.

(3) Negative rumors could affect our business activities, financial condition, results of operations and share price

Our business is built upon the confidence of our customers and market participants. Whether based on facts or not, negative rumors about our activities, our industries or the parties with whom we do business could harm our reputation and diminish confidence in our business. In such an event, we may lose customers or business opportunities, which could adversely affect our business activities, financial condition and results of operations, as well as our share price.

(4) Our business may be adversely affected by economic fluctuations and political disturbances

We conduct business operations in Japan as well as in the United States, Asia excluding Japan, Oceania, the Middle East and Europe. Outside Japan, we have large operations in the United States, Asia, Oceania and Europe. Shifts in commodity market prices and consumer demand, political instability or religious strife in these and other regions could adversely affect our business activities, financial condition and results of operations.

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

(6) Dispositions of Shares may adversely affect market prices for our Shares

As of June 21, 2016, four of our shareholders have filed large shareholder reports pursuant to the Financial Instruments and Exchange Act (“FIEA”) indicating, at the time of filing, beneficial ownership, as that term is used in the FIEA, of more than five percent of the total number of our outstanding Shares by the relevant shareholder. Additionally, our shareholders may, for strategic, investment or other reasons, decide to reduce their shareholdings in ORIX. Dispositions of Shares, particularly dispositions of large numbers of Shares by major shareholders, may adversely affect market prices for our Shares. For information on major shareholders, see “Item 7. Major Shareholders and Related Party Transactions.”

If foreign investors reduce their investment in Japanese stocks due to changes in the global economy or political conditions, our share price could be adversely affected because a large percentage of our shares are owned by investors outside of Japan.

2. Credit Risk

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

Furthermore, if adverse economic or market conditions affect the value of underlying collateral and guarantees, our credit-related costs other than the allowance might increase. If we need to increase our allowance for doubtful receivables on direct financing leases and probable loan losses, or our credit-related costs other than the allowance increase as a result of these changes or events, our business activities, financial condition and results of operations could be adversely affected.

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

From time to time we also enter into joint ventures and other alliances, and the success of these alliances is often dependent upon the operational capabilities, the financial stability and the legal environment of our counterparties. If an alliance suffers a decline in financial condition or is subject to operational instability because of a change in applicable laws or regulations, we may be required to pay in additional capital, reduce our investment at a loss, or terminate the alliance.

If any such events occur, our business activities, financial condition and results of operations may be adversely affected.

(2) We are exposed to risks related to asset value volatility

We invest in ships, aircraft, real estate and other assets in Japan and overseas. The market values of our investments are volatile and may decline substantially in the future.

Valuation losses of our assets are recorded based on the fair market values at the time when revaluation is conducted in accordance with applicable accounting principles. However, losses from the sale of these assets, including as a result of a sudden need for liquidity, may exceed the amount of recorded valuation losses.

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

If any event described above occurs, our business activities, financial condition and results of operations may be adversely affected.

(3) Risks related to our other businesses

We operate a wide range of diversified businesses in Japan and overseas, including financial services business.

Entry into new businesses, and the results of operations following such entry, are accompanied by various uncertainties, and if any unanticipated risk does occur, it may adversely affect our business activities, financial condition and results of operations.

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

Though we enter into derivative investments to hedge our market interest and currency risks, we may not be able to perfectly hedge against all risks arising from our business operations in foreign currencies and overseas investments. As a result, a significant change in interest rates or currency exchange rates could have an adverse impact on our business activities, financial condition and results of operations.

(2) Our use of derivatives may adversely affect our business activities, financial condition and results of operations

We use derivative instruments mainly to reduce fluctuations in the value of our investment portfolio and to hedge against interest rate and currency risks. However, it is possible that this risk management strategy may not be fully effective in all circumstances due to our operations failing to grasp their value or executing them properly or at all, or our failure to achieve the intended results of such hedging results due to the unavailability of offsetting or roll-over transactions under sudden turbulence in the market. Furthermore, our derivatives counterparties could fail to honor the terms of their contracts with us. Our derivative transactions may also be adversely affected in case our credit ratings are downgraded.

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

5. Liquidity Risk (Risk Relating to Fund Procurement)

Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or changes in our credit ratings

Our primary sources of financing include: borrowings from banks and other institutional lenders, funding from capital markets (such as through issuances of bonds, medium-term notes or commercial paper (“CP”) and securitization of leases, loans receivables and other assets) and deposits. Such sources include a significant amount of short-term debt, such as CP and other short-term borrowings from various institutional lenders, and the portion of our long-term debt maturing in the current fiscal year. Some of our committed credit lines require us to comply with financial covenants.

Adverse economic conditions or financial market instability, among other things, may adversely affect our ability to raise new funds or to renew existing funding sources, and may subject us to increased funding costs or credit market volatility. If our access to liquidity is restricted, or if we are unable to obtain our required funding at acceptable costs, our business activities, financial condition and results of operations may be significantly and adversely affected.

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

6. Legal Risk

(1) A failure to maintain adequate controls to comply with regulations may harm our reputation and adversely affect our business activities, financial condition and results of operations

Our business and employees in Japan are subject to laws, as well as regulatory oversight by government authorities who implement those laws, relating to the various sectors in which we operate. These include laws and regulations applicable to specific industries, such as the Moneylending Business Act, the Installment Sales

Act, the Insurance Business Act, the Banking Act, the Trust Business Act, the Building Lots and Buildings Transaction Business Act and the Building Standards Act, as well as laws applicable to our business activities, such as the Companies Act, the Financial Instruments and Exchange Act, the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the Act on the Protection of Personal Information.

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

Our efforts to implement thorough internal controls for compliance and legal risk management to prevent violations of applicable laws and regulations, may not be fully effective in preventing all violations. In addition, we engage in a wide range of businesses, and our expansion into new businesses through acquisitions may require us to revise or cause our current internal controls to cease to function adequately. In such cases, we may be subject to sanctions or penalties, which could apply to our officers or employees, if we fail to revise them properly or at all. Such events could adversely affect our business activities, financial condition, results of operations and reputation.

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

System shutdowns, malfunctions or failures, the mishandling of data or fraudulent acts by employees, vendors or other third parties, or infection by a computer virus, could have adverse effects on our operations, by causing, for example, delays in the receipt and payment of funds, the leak or destruction of confidential or personal information of our customers or employees, the generation of errors in information used by our management for business decision-making and risk management evaluation and planning, or the suspension of certain products or services we provide to our customers. In such event, our liquidity or the liquidity of customers who rely on us for financing or payment could be adversely affected.

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

(4) Our risk management may not be effective

We continuously seek to improve our risk management function. However, due to the rapid expansion of our business or significant changes in the business environment, our risk management may not be effective. As a result, our business activities, financial condition and results of operations could be adversely affected.

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

When we offer new products or services, we must ensure that we have the capacity to properly undertake and perform such operations. If we are unable to do so successfully, we may lose the confidence of the market and our customers which may cause us to suffer decreased profitability or force us to withdraw from such operations.

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

(3) We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors

We believe that we may have been a passive foreign investment company (a “PFIC”) under the U.S. Internal Revenue Code of 1986, as amended, for the year to which this report relates because of the composition of our assets and the nature of our income. In addition, we may be a PFIC in the foreseeable future. Assuming this is the case, U.S. investors in our Shares or ADSs will be subject to special rules of taxation in respect of certain dividends or gains on such Shares or ADSs, including the treatment of gains realized on the disposition of, and certain dividends received on, the Shares or ADSs as ordinary income earned pro rata over a U.S. investor’s holding period for such Shares or ADSs, taxed at the maximum rate applicable during the years in which such income is treated as earned, with the resulting tax liability subject to interest charges for a deemed deferral benefit. In addition, in the case of any dividends that are not subject to the foregoing rule, the favorable rates of tax applicable to certain dividends received by certain non-corporate U.S. investors would not be available. See “Item 10. Additional Information—Taxation—United States Taxation.” Investors are urged to consult their own tax advisors regarding all aspects of the income tax consequences of investing in our Shares or ADSs.

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

In 2006, we entered the investment banking field in the United States with the acquisition of Houlihan Lokey, Inc. (“Houlihan Lokey”) (whose shares we partially sold through our wholly-owned subsidiary ORIX USA in August 2015). In 2010, we acquired RED Capital Group, a U.S.-based company that provides financing for multi-family, senior living and healthcare-related real estate development projects in the United States. In 2010, we also acquired Mariner Investment Group LLC, a leading independent SEC-registered hedge fund manager.

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

In July 2014, we acquired Hartford Life Insurance K.K. (“HLIKK”) (presently ORIX Life Insurance Corporation). In December 2014, we acquired Yayoi Co., Ltd. (“Yayoi”), a software service provider targeting small businesses.

In December 2015, ORIX and VINCI Airports S.A.S., an airport concession holder and operator based in France, established Kansai Airports to operate and manage Kansai International Airport and Osaka International Airport.

STRATEGY

Target Performance Indicators

In its pursuit of sustainable growth, ORIX Group will use the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. ORIX aims to achieve a mid-term net income target of ¥300 billion for the fiscal year ending March 31, 2018, and to maintain ROE around 11% to 12% by striving to increase asset efficiency through quality asset expansion to capture business opportunities along with increased capital efficiency by strengthening profit-earning opportunities such as fee-based businesses.

Three-year trends in performance indicators are as follows.

		As of March 31,
		2014	2015	2016
Net income attributable to ORIX Corporation shareholders	(Millions of yen)	¥187,364	¥234,948	¥260,169
ROE(1)	(%)	10.5	11.5	11.7
ROA(2)	(%)	2.14	2.29	2.32

(1)	ROE is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances.
(2)	ROA is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average total assets based on fiscal year beginning and ending balances.

Medium- Term Management Targets

ORIX Group continues to provide innovative and flexible solutions to address changes in the market environment and customer needs. ORIX Group’s diversified business portfolio consists of six business segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. These business segments are closely integrated with each other to create greater value through sharing know-how and expertise.

ORIX Group, using its diversified business portfolio as basis, intends to capitalize on its business foundation, client base, industry know-how and accumulated expertise, to continuously improve profitability by providing high value-added services to the market. Furthermore, under our mid-term strategy of “Expansion in Non-Finance Business,” ORIX Group aims to achieve sustainable profit growth.

Our strategy of “Expansion in Non-Finance Business” consists of “Organic growth” and “New investment in key areas.” With these principles, we will pursue new business arising from the changing business environment.

“Organic growth”: Deepen our strengths and expertise to further expand our existing operations both in Japan and abroad. Those in Japan include fee business, automobile-related business, facility operation business, and life insurance business. Those abroad include automobile-related business, and further diversification towards non-finance business.

“New investment in key areas”: Continue to pursue new investment opportunities in key areas identified as the environment and energy-related business and principal investment in Japan and abroad, the network in Asia, global asset management, and concession business.

Development of business structure toward the realization of management strategies

It is vital for ORIX Group to continue to maintain and develop a business structure that can be flexibly and swiftly adapted to the changing business environment. ORIX will take the following three steps in order to achieve the aforementioned Medium-Term Management Targets.

Further advancement of risk management: Fortify ORIX Group’s growth-supporting risk management foundation by enhancing the expertise necessary to manage risk, and further refining the ability to discern good risks from bad ones.

Pursue transactions that are both socially responsible and economically viable: Pursue transactions that are socially responsible from a social and environmental standpoint while providing products and services that are valued by clients and improve ORIX Group’s overall profitability.

Create a fulfilling workplace: Focus on ORIX Group’s strengths as a global organization to create a fulfilling work environment for all employees regardless of nationality, age, gender, background or position.

PROFILE OF BUSINESS BY SEGMENT

Our reportable segments are based on ASC 280 (“Segment Reporting”). For a discussion of the basis for the breakdown of segments, see Note 32 in “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for fiscal 2014, 2015 and 2016.

	Years ended March 31,
	2014	2015	2016
	(Millions of yen)
Corporate Financial Services	¥24,874	¥25,519	¥42,418
Maintenance Leasing	37,062	40,366	42,935
Real Estate	17,956	3,484	42,902
Investment and Operation	95,786	42,414	57,220
Retail	49,871	120,616	51,756
Overseas Business	69,688	104,143	142,879

Total segment profits	295,237	336,542	380,110

Difference between segment total and consolidated amounts	(8,898)	7,475	11,192

Total Consolidated Amounts	¥286,339	¥344,017	¥391,302

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

Corporate Financial Services Segment

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

Operating Environment

Despite the good earnings environment in corporate sector with some exceptions, the economy as a whole has been in an economic slowdown phase. The slowing of economic development mainly in emerging countries also has been growing uncertainty about the future of the world economy. Although we see rising stock prices with weak yen supported by the Bank of Japan’s monetary easing measures introduced in 2013, volatility of stock market has been rising impacted by the introduction of negative interest rate policy.

While we see an upward trend of loans by financial institutions, not only for large enterprises but medium-sized enterprises, the competition due to the low interest rates on loans is continuing.

Mid-term Strategic Directions

•	Shift from finance revenues to services income

•	Maximize synergy potential with Yayoi

•	Utilize domestic network to target growth areas

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

Maintenance Leasing Segment

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

Operating Environment

Despite the good earnings environment in corporate sector with some exceptions, the economy as a whole has been in an economic slowdown phase. The slowing of economic development mainly in emerging countries also has been growing uncertainty about the future of the world economy. Demand for automobile leasing and truck rentals is expected to rise due to earthquake reconstruction, infrastructure and toughening plan, and an increase of the public works investment for the 2020 Tokyo Olympics and Paralympics.

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

Mid-term Strategic Directions

•	Further expansion of the business while maintaining high profitability

•	Capitalize on competitive advantage to increase market shares

•	Deepen expertise and develop solution business

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

Real Estate Segment

Overview of Operation

The Real Estate segment is mainly comprised of the real estate development, rental business, the facilities operating business and real estate investment advisory business.

In the real estate development and rental business, ORIX Group is involved not only in developing and leasing properties such as office buildings, commercial properties, logistics centers and residences but also in asset management and real estate finance, where ORIX Group has high level of expertise.

The facilities operations business handles hotels, Japanese inns, aquariums, golf courses, training facilities, senior housings, baseball stadiums, and theaters.

Operating Environment

Since the Bank of Japan introduced negative interest rates as part of its monetary easing measures, the Japanese real estate market has been energized.

In the J-REIT market, property acquisitions have been increasing through initial public offerings, and public offerings by existing J-REITs. The market has shown rising sales prices with increased competition to acquire properties, and has produced several large-scale real estate deals. In the office building market, there is a decline in the vacancy rate. Rental prices are trending upward, but their rates of increase are shrinking. With the upcoming 2020 Tokyo Olympics and Paralympics, Japanese real estate market has gained attention again. Active investments in tourism-related properties such as hotels and Japanese inns are now seen not only in urban areas but provincial areas as well.

We expect the facilities operation business to remain solid due to the increasing number of elderly persons traveling domestically and foreign tourists visiting Japan.

Mid-term Strategic Directions

•	Continue to shift business model towards one with higher stability and profitability

•	Develop new value-added services

•	Capitalize facility operation expertise in markets abroad

Operating Strategy

In the real estate rental business, we will enhance our portfolio by mainly keeping selling less liquid and economically sensitive properties and by promoting new investments in blue-chip properties.

In the real estate development business, we will promote the development of complex facilities based on accommodations not only in major urban areas but also in provincial areas abundant in tourism resources.

In the fee business, we will make the most of customer base and value-chain functions in the real estate business, that is, the real estate segment’s strong points such as asset management, value-adding, leasing and finance.

In the facilities operation business, we will boost selective investments in hotels and Japanese inns. In operating our existing facilities, we will add value which we believe ORIX can generate and make them more attractive so that our customers can be fully satisfied with and want to visit them several more times.

Through these measures, we will turn this business into a business generating high and stable revenue.

Investment and Operation Segment

Overview of Operation

In the Investment and Operation business segment, ORIX is engaged in three core business activities: environment and energy-related business, principal investments and loan servicing.

For more than ten years, ORIX has been actively involved in the environment and energy-related business through the collection and disposal of waste generated from end-of-lease assets. In fiscal 2016, we made decision to invest in a large scale wind power project in India, with the infrastructure development and investment company “INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED” to further strengthen energy-related business in Asia.

The principal investment business invests in private equity both in Japan and overseas and capitalizes on the expertise and collective strength of the Group to increase the corporate value of investees.

The loan servicing business invests in non-performing loans and engages in joint operations of business rehabilitation support companies through capital alliances with financial institutions.

In addition, in April 2016 we commenced operation of the Kansai and Osaka International Airport as a concession business.

Operating Environment

In Japan, in the environment and energy-related business, despite signs that the feed-in tariff program for renewable energy may be revamped, renewable energy will be important in the medium to long term, and the scope of our domestic environment and energy-related business continues to expand to areas outside of solar power, including wind power and geothermal power generation. Other industries are entering into this field ahead of the full deregulation of the retail electricity market, which was implemented in April 2016 under the Amended Electricity Business Act, and there has been a sharp rise in power producers and suppliers (PPS) in the past few years. Overseas, especially in Asia, economic growth is accelerating demand for energy. We expect this increase to continue.

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

Mid-term Strategic Directions

•	Target growth opportunities with stable revenue streams

•	Push the environment and energy-related business forward to the next stage

•	Investment in new business fields

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

Retail Segment

Overview of Operation

The Retail business segment consists of life insurance business, banking business and card loan business.

ORIX Life Insurance was founded in 1991 and operates mainly through agencies and mail order sales. On July 1, 2014, ORIX Life Insurance Corporation (“ORIX Life Insurance”) acquired HLIKK, and the two companies merged on July 1, 2015. Regarding the banking business, ORIX Bank Corporation (“ORIX Bank”) inherited the housing loan business ORIX began handling in 1980 and is now involved in corporate lending and other services. ORIX Bank began card loan operations in March 2012.

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

Operating Environment

In the domestic life insurance market, while demand for death benefits is showing little growth, demand for so-called third-sector insurance—medical insurance and cancer insurance, among others—is increasing. Meanwhile, the sales channels for insurance products continue to diversify to include bank, internet and direct shop sales. In the investment environment, along with the negative interest introduced, also observed the movement of the price increase of insurance premiums stop selling and new contracts of some products.

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

Mid-term Strategic Directions

•	Grow from mid size insurer to a major insurer

•	Expand card loan business via integrated management of ORIX Bank and ORIX Credit

Operating Strategy

In this segment, as an overall strategy, we will continue to provide products with a high level of customer satisfaction and develop a new market aimed at individual customers while continuing to enhance our efficiency and unique expertise in niche markets.

ORIX Life Insurance will continue to enhance its products lineup with new insurance products developed to meet customer needs. In addition to third-sector insurance such as cancer and medical treatment insurance, the company will focus on first-sector insurance such as life insurance and increasing the number of contracts.

Regarding sales channel, while supporting continuous growth in the existing agency channel, we intend to expand direct distribution channels. We will also seek to improve our financial strength by improving business efficiency.

ORIX Bank will keep manipulating and raising funds efficiently with high loan-deposit-ratio in order to meet active demand for money. In the housing-loan business, the company will increase its loan balance by making full use of its networks and know-how accumulated over many years.

The card loan business plans to expand in two ways to acquire potential demand in the shrinking market. The first is to increase card loan balance through the collaboration of ORIX Bank and ORIX Credit by taking advantage of their human-and knowledge resources. The second is to expand card loan guarantee to other financial institutions by utilizing ORIX Credit’s know-how of credit screening.

Overseas Business Segment

Overview of Operation

In the Overseas Business segment, in the United States, asset management is at the heart of efforts to expand non-finance business boasting a high level of expertise in the fields of corporate finance, securities investment, M&A advisory, loan origination and servicing and also fund management.

Since first expanding into Hong Kong in 1971, ORIX Group has established an overseas network spanning 544 bases in 36 countries and regions. Underpinned by a leasing, automobile leasing and corporate finance operating base that is aligned with the conditions of each country, the Overseas Business segment engages in real estate-related investments, principal investment and non-performing loan investment activities, as well as aircraft and shipping businesses that includes leasing, management, investment, intermediary and sales activities.

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

Operating Environment

In the United States, the Federal Reserve ended the quantitative easing program and made a decision to discontinue negative interest rate policy. The United States economy continues to show steady growth, supported by a recovery in the job market, solid housing demand and higher personal spending. Going forward, we expect the United States economy to drive the global economy.

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

In the shipping industry, there are still no signs of recovery.

Mid-term Strategic Directions

•	Position as the driver for Group’s growth and profitability

•	Expansion of asset management business

•	Aggressively develop aircraft and shipping business

Operating Strategy

In the United States, in addition to maintaining a stable presence in our traditional business of investing in municipal bonds, CMBS and other fixed-income securities and providing corporate finance services, we seek to enhance Red Capital Group’s loan structuring and servicing services and Mariner Investment Group’s fund management services. In addition, we endeavor to invest in the field of healthcare and using our local subsidiary in Brazil as base to expand into fields such as asset management, structured finance and investment banking through M&A and capital participation in South America.

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

The following table shows the book values of the primary facilities we own, which include three office buildings, one hotel and one solar power station.

	As of March 31, 2016
	Book Value	Land Space(1)
	(Millions of yen)	(Thousands of m²)
Office building (Tachikawa, Tokyo)	¥13,941	3
Office building (Shiba, Minato-ku, Tokyo)	30,805	2
Office building (Osaka, Osaka)	10,519	2
Hotel (Beppu, Oita)	11,068	159
Solar power station (Tomakomai, Hokkaido)	13,596	—

(1)	Land space is provided only for those facilities where we own the land.

The office building (Roppongi, Minato-ku, Tokyo) reported as of March 31, 2015 has changed to an operating lease property as of March 31, 2016.

We plan to make capital expenditures totaling approximately ¥486,000 million to support the growth and development of our operating lease business and power generation business during fiscal 2017. The following table shows a breakdown of planned capital expenditures and includes the estimated investment amounts and expected methods of financing the expenditures.

	Fiscal 2017
	Estimated investment amounts	Expected methods of financing
	(Millions of yen)
Operating lease equipment and property	¥450,000	Funds on hand, bank borrowings, etc.
Power generation equipment	36,000	Funds on hand, bank borrowings, etc.

Total	¥486,000	—

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥120,173 million as of March 31, 2016.

As of March 31, 2016, the acquisition cost of equipment we held for operating leases amounted to ¥1,868,457 million, consisting of ¥1,076,697 million of transportation equipment, ¥239,262 million of measuring and information-related equipment, ¥531,155 million of real estate and ¥21,343 million of others, before accumulated depreciation. Accumulated depreciation on equipment held for operating leases was ¥542,868 million as of the same date.

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

Real Estate Business

ORIX and certain of our group companies, including ORIX Real Estate Corporation and DAIKYO, are engaged in the real estate business in Japan, including buying and selling land and buildings. Companies engaged in such operations are required to be licensed by the Ministry of Land, Infrastructure and Transport (“MoLIT”) and relevant prefectural governors under the Building Lots and Buildings Transaction Business Act, and their operations are regulated by such laws, including the maintenance of registered real estate transaction managers on staff and the provision and delivery of material information to counterparties. DAIKYO has the Construction Business License from MoLIT.

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

The SEC, the Financial Industry Regulation Authority (“FINRA”) and various state agencies regulate the issuance and sale of securities and the activities of broker-dealers, investment companies and investment advisers in the United States. ORIX USA’s majority-owned subsidiary, Mariner Investment Group, LLC (“Mariner”), is a registered investment adviser and has an affiliated limited purpose broker-dealer, Mariner Group Capital Markets, Inc. (“MGCM”). Both Mariner and MGCM are registered and regulated by the SEC. ORIX USA’s wholly-owned subsidiary, RED Capital Group, LLC, has a subsidiary, RED Capital Markets, LLC, that is registered as a broker-dealer and regulated by the SEC. All of our SEC-registered broker dealers are also regulated by FINRA. ORIX USA and its other subsidiaries are not subject to these regulations but must comply with U.S. federal and state securities laws.

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

In May 2010, ORIX USA acquired RED Capital Group, LLC, a Columbus, Ohio-headquartered provider of debt and equity capital, as well as advisory services, to the housing, health care and real estate industries. RED Capital Group, LLC, and its subsidiaries must comply with rules and regulations administered by the Government National Mortgage Association, the Federal National Mortgage Association, the Department of Housing and Urban Development and the Federal Housing Administration. RED Mortgage Capital, LLC, and RED Capital Partners, LLC are licensed California Finance Lenders.

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

Disruptions in the U.S. financial markets starting in 2007 caused lawmakers and regulators to evaluate the effectiveness of their oversight of the financial services industry, and eventually resulted in the adoption of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) by the U.S. Congress in

January 2010. Certain regulations promulgated under the Dodd-Frank Act may affect our business operations. For example, the Dodd-Frank Act establishes the Financial Stability Oversight Counsel (“FSOC”) charged with, among other things, designating systemically important nonbank financial institutions for heightened supervisory requirements and prudential standards, supervision and regulation. In April 2012, the FSOC adopted its final rule and issued interpretive guidelines on criteria for designating systemically important nonbank financial institutions. The FSOC has not as of this date designated ORIX as a systemically important nonbank financial institution.

Outside of the United States, Mariner Europe Ltd. is authorized and regulated by the Financial Conduct Authority (“FCA”) in UK as such is subject to minimum regulatory capital requirements. Mariner Europe Ltd. is categorized as a limited license firm by the FCA for capital purposes. It is an investment management firm. Other majority-owned subsidiaries include Mariner Investment Group, LLC, which has a Korean representative office registered with the Korean Ministry of Strategy and Finance.

On July 1, 2013, ORIX acquired approximately 90.01% (90% plus one share) of the total voting shares (equity interests) of Robeco, the ultimate holding company of the Robeco Group. The Robeco Group consists of the following regulated entities:

Robeco Institutional Asset Management B.V. (“RIAM”), a subsidiary of Robeco, is authorized and regulated by The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten (“AFM”)) and The Dutch Central Bank (De Nederlandsche Bank (“DNB”)) in the Netherlands, inter alia, to offer certain investment services. RIAM has branches and representative offices worldwide, including in China, Dubai, Germany, Korea, Spain, Italy and the United Kingdom, each of which either benefits from RIAM’s European passport or is subject to local regulatory supervision.

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

Market Environment

The world economy has been suppressed with low level of growth due primarily to falling commodity prices such as the price of crude oil and fluctuations in financial markets. Moderate economic growth is expected among developed countries. Meanwhile, economic growth in emerging and developing countries is expected to be weak overall and disparity in economic growth among such countries continues to widen. In addition, political and geopolitical tensions in certain regions need to be monitored carefully.

The Japanese economic outlook is becoming increasingly unclear due primarily to economic slowdown in emerging countries and the adoption of negative interest rate policy by the Bank of Japan in the second half of fiscal 2016 despite positive corporate earnings during the first half.

Results Overview

Net Income Attributable to ORIX Corporation Shareholders for fiscal 2016 increased 11% to ¥260,169 million compared to fiscal 2015, primary due to a significant increase in profits from the Real Estate segment, Overseas Business segment, Corporate Financial Services segment, Investment and Operation segment, and a robust performance from Maintenance Leasing segment, although the Retail segment’s profits decreased.

The main factors underlying our performance in fiscal 2016 are outlined below.

The Corporate Financial Services segment’s profits increased due primarily to an increase in services income, sales of goods and gains on sales of investment securities.

The Maintenance Leasing segment’s profits increased due primarily to an increase in operating leases revenues.

The Real Estate segment’s profits increased due primarily to an increase in services income and a decrease in write-downs of long-lived assets.

The Investment and Operation segment’s profits increased due primarily to an increase in services income and the recognition of gains on sales of shares of subsidiaries.

The Retail segment’s profits decreased due primarily to the recognition of a bargain purchase gain from the acquisition of HLIKK during fiscal 2015. HLIKK was merged into ORIX Life Insurance on July 1, 2015.

The Overseas Business segment’s profits increased due primarily to the recognition of a gain on the partial divestment of Houlihan Lokey shares in connection with its initial public offering in the United States and an increase in income from affiliates in the Americas.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management’s current judgments. Note 1 of “Item 18. Financial Statements” includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting estimates are particularly sensitive because of their significance to the consolidated financial statements and the possibility that future events affecting the estimates may differ significantly from management’s current judgments. We consider the accounting estimates discussed in this section to be critical for us for two reasons. First, the estimates require us to make assumptions about matters that are highly uncertain at the time the accounting estimates are made. Second, different estimates that we reasonably could have used in the relevant period, or changes in the accounting estimates that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. We believe the following represent our critical accounting policies and estimates.

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, a number of significant judgments, assumptions and estimates may be required. If observable market prices are not available, we use internally-developed valuation techniques, such as discounted cash flow methodologies, to measure fair value. These valuation techniques involve determination of assumptions that market participants would use in pricing the asset or liability. This determination involves significant judgment, and the use of different assumptions and/or valuation techniques could have a material impact on our financial condition or results of operations. Significant assumptions used in measuring fair values have a pervasive effect on various estimates, such as estimates of the allowance for real estate collateral-dependent loans, measurement of impairment of investments in securities, measurement of impairment of goodwill and intangible assets that have indefinite useful lives, measurement of impairment of long-lived assets and recurring measurements of loans held for sale, investments in securities and derivative instruments.

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

ASC 820 differentiates between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). We mainly measure loans held for sale, trading securities, available-for-sale securities, other securities, derivatives, reinsurance recoverables in other assets and variable annuity and variable life insurance contracts in policy liabilities and policy account balances at fair value on a recurring basis. Certain subsidiaries measure certain loans held for sale, certain foreign government bonds and equity securities in available-for-sale securities, certain fund investments in other securities, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis as they elected the fair value option under ASC 825 (“Financial Instruments”).

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

	March 31, 2016
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Millions of yen)
Financial Assets:
Loans held for sale	¥20,673	¥0	¥20,673	¥0
Trading securities	725,821	37,592	688,229	0
Available-for-sale securities	1,347,890	99,347	1,149,021	99,522
Other securities	17,751	0	0	17,751
Derivative assets	33,747	48	25,491	8,208
Other assets	37,855	0	0	37,855

Total	¥2,183,737	¥136,987	¥1,883,414	¥163,336

Financial Liabilities:
Derivative liabilities	¥19,870	¥533	¥19,337	¥0
Policy Liabilities and Policy Account Balances	795,001	0	0	795,001

Total	¥814,871	¥533	¥19,337	¥795,001

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.

As of March 31, 2016, financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) and the percentages of total assets were as follows:

	March 31, 2016
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)
	(Millions of yen, except percentage data)
Level 3 Assets:
Available-for-sale securities	¥99,522	1
Corporate debt securities	5	0
Specified bonds issued by SPEs in Japan	3,461	0
CMBS and RMBS in the Americas	38,493	0
Other asset-backed securities and debt securities	57,563	1

Other securities	17,751	0
Investment funds	17,751	0

Derivative assets	8,208	0
Options held/written and other	8,208	0

Other assets	37,855	0
Reinsurance recoverables	37,855	0

Total Level 3 financial assets	¥163,336	1

Total assets	¥10,996,906	100

As of March 31, 2016, the amount of financial assets classified as Level 3 was ¥163,336 million, financial assets that we measured at fair value on a recurring basis. Level 3 assets represent 1% of our total assets.

Available-for-sale securities classified as Level 3 are mainly CMBS and RMBS in the Americas and other asset-backed securities and debt securities. CMBS and RMBS in the Americas and other asset-backed securities and debt securities classified as Level 3 available-for-sale securities were ¥38,493 million and ¥57,563 million as of March 31, 2016, which are 39% and 58% of total Level 3 available-for-sale securities, respectively.

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

With respect to the CMBS and RMBS in the Americas and other asset-backed securities, we determined that due to the lack of observable trades for older vintage and below investment grade securities we continue to limit the reliance on independent pricing service vendors and brokers. As a result, we established internally developed pricing models (Level 3 inputs) using valuation techniques such as discounted cash flow methodologies in order to estimate fair value of these securities and classified them as Level 3. Under the models, we use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

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

In developing the allowance for doubtful receivables on direct financing leases and probable loan losses, we consider, among other things, the following factors:

•	business characteristics and financial condition of the obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

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

IMPAIRMENT OF INVESTMENT IN SECURITIES

The company and its subsidiaries recognize impairment of investment in securities (except trading securities) as follows.

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

For debt securities, where the fair value is less than the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When the Company and its subsidiaries deem a debt security to be other-than-temporarily impaired, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value of the debt securities in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

In assessing whether available-for-sale debt securities are other-than-temporarily impaired, the Company and its subsidiaries consider all available information relevant to the collectability of the security, including but not limited to the following factors:

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

Determinations of whether a decline in value is other than temporary often involve estimating the outcome of future events that are highly uncertain at the time the estimates are made. Management’s judgment, mainly based on objective factors, is required in determining whether there are any fact that an impairment loss should be recognized at the balance sheet date. In view of the diversity and volume of our shareholdings, the highly volatile equity markets make it difficult to determine whether the declines are other than temporary.

If the financial condition of an investee deteriorates, its forecasted performance is not met or actual market conditions are less favorable than those projected by management, the Company and its subsidiaries may charge against income additional losses on investment in securities.

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

We have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then we do not perform the two-step impairment test. However, if we conclude otherwise, we proceed to perform the first step of the two-step impairment test. The first step of goodwill impairment test, used to identify potential impairment, calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. The second step of the goodwill impairment test compares implied fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner used to determine the amount of goodwill recognized in a business combination. We test the goodwill either at the operating segment level or one level below the operating segments. We perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill.

We have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, we conclude that it is not more likely than not that the indefinite-lived asset is impaired, then we do not perform the quantitative impairment test. However, if we conclude otherwise, we calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. We perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets.

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

IMPAIRMENT OF LONG-LIVED ASSETS

We periodically perform an impairment review for long-lived assets held and used in operations, including tangible assets, intangible assets being amortized and real estate development projects. The assets are tested for recoverability whenever events or changes in circumstances indicate that those assets might be impaired, including, but not limited to, the following:

•	significant decline in the market value of an asset;

•	significant deterioration in the usage range and method, or physical condition, of an asset;

•	significant deterioration of legal regulatory or business environments, including an adverse action or assessment by a relevant regulator;

•	acquisition and construction costs substantially exceeding estimates;

•	continued operating loss or actual or potential loss of cash flows; or

•	potential loss on a planned sale.

When we determine that assets might be impaired based upon the existence of one or more of the above factors or other factors, we estimate the future cash flows expected to be generated by those assets. Our estimates of the future cash flows are based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. Our estimates also include the expected future periods in which future cash flows are expected. As a result of the recoverability test, when the sum of the estimated future undiscounted cash flows expected to be generated by those assets is less than its carrying amount, and when its fair value is less than its carrying amount, we determine the amount of impairment based on the fair value of those assets.

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

INSURANCE POLICY LIABILITIES AND DEFERRED POLICY ACQUISITION COSTS

A certain subsidiary writes life insurance policies to customers. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. The subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations to adjust recorded liabilities as well as underwriting criteria and product offerings. If actual assumption data, such as mortality, morbidity, lapse rates, investment returns and other factors, do not properly reflect future policyholder benefits, we may establish a premium deficiency reserve.

A certain subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts in accordance with ASC 825 (“Financial Instruments”) with changes in the fair value recognized in earnings. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. Additionally, the subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. Therefore, the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The fair value of the minimum guarantee risk is measured using discounted cash flow methodologies based on discount rates, mortality, lapse rates, annuitization rates and other factors.

Certain subsidiaries ceded a portion of its minimum guarantee risk related to variable annuity and variable life insurance contracts to reinsurance companies in order to mitigate the risk and elected the fair value option under ASC 825 (“Financial Instruments”) for the reinsurance contracts with the remaining risk economically hedged through derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of a subsidiary, less withdrawals, expenses and other charges.

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

The accounting estimates relating to insurance policy liabilities and deferred policy acquisition costs affect the Retail segment.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2016 would decrease or increase, respectively, by approximately ¥1,982 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2016 would decrease by approximately ¥2,479 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2016 would increase by approximately ¥2,654 million.

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

Significant management judgments are required in determining our provision for income taxes, current income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. We file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. Management judgments, including the interpretations about the application of the complex tax laws of Japan and certain foreign tax jurisdictions, are required in the process of evaluating tax positions; therefore, these judgments may differ from the actual results. We have recorded a valuation allowance due to uncertainties about our ability to utilize certain deferred tax assets, primarily certain net operating loss carryforwards, before they expire. Although utilization of the net operating loss carryforwards is not assured, management believes it is more likely than not that all of the deferred tax assets, net of the valuation allowance, will be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or if we adjust these estimates in future periods, we may need to establish additional valuation allowances, which could materially impact the consolidated financial position and results of operations.

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2016.

FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY

We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate held for investment and rental is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2016, as well as the fair value as of the end of fiscal 2016.

Year ended March 31, 2016
Carrying amount*[1]
Balance at April 1, 2015	Change amount	Balance at March 31, 2016	Fair value at March 31, 2016*[2]
(Millions of yen)
¥573,177	¥(59,278)	¥513,899	¥596,687

*[1]	Carrying amounts are stated as cost less accumulated depreciation.
*[2]

Fair value is either obtained from appraisal reports by external qualified appraisers, calculated by internal appraisal department in accordance with “Real estate appraisal standards,” or calculated by other reasonable internal calculation utilizing similar methods.

Investment and rental property revenue and expense for fiscal 2016 were as follows:

Year ended March 31, 2016
Revenue*[1]	Expense*[2]	Net
¥81,781	¥54,566	¥27,215

*[1]

Revenue consists of revenue from leases and gains on sales of real estate under operating leases. Revenue from leases is composed of real estate-related revenues from “Operating leases” and “Life insurance premiums and related investment income.”

*[2]

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

Furthermore, we also expanded our business by adding securities-related operations, to generate capital gains. Thereafter, we established and acquired a number of subsidiaries and affiliates in Japan and overseas to expand our operations into businesses such as banking, life insurance, real estate and asset management. The Investment and Operation Headquarters selectively invests in companies and actively seeks to fulfill the needs of companies involved in or considering M&A activity, including, among other things, management buyouts, privatization or carve-outs of subsidiaries or business units and business succession.

The diversified nature of our operations is reflected in our presentation of operating results through the categorization of our revenues and expenses to align with operating activities. We categorize our revenues into finance revenues, gains on investment securities and dividends, operating leases, life insurance premiums and related investment income, sales of goods and real estate and services income, and these revenues are summarized into a subtotal of “Total revenues” consisting of our “Operating Income” on our consolidated statements of income.

The following provides supplemental explanation of certain account captions on our consolidated statements of income:

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

Services income consists of revenues derived from various operations that are considered a part of our recurring operating activities, such as asset management and servicing, real estate management and contract work, facilities management related business, commissions for advisory services, automobile related business, and environment and energy related business.

Similar to our revenues, we categorize our expenses based on our diversified operating activities. “Total expenses” includes mainly interest expense, costs of operating leases, life insurance costs, costs of goods and real estate sold, services expense and selling, general and administrative expenses.

Services expense is directly associated with the sales and revenues separately reported within services income. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating Income.” We similarly view the provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2016 Compared to Year Ended March 31, 2015” and “Year Ended March 31, 2015 Compared to Year Ended March 31, 2014.”

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

YEAR ENDED MARCH 31, 2016 COMPARED TO YEAR ENDED MARCH 31, 2015

Performance Summary

Financial Results

		Year ended March 31,		Change
		2015	2016	Amount	Percent (%)
		(Millions of yen, except ratios, per Share data and percentages)
	Total revenues	¥2,174,283	¥2,369,202	¥194,919	9
	Total expenses	1,917,454	2,081,461	164,007	9
	Income before Income Taxes and Discontinued Operations	344,017	391,302	47,285	14
	Net Income Attributable to ORIX Corporation Shareholders	234,948	260,169	25,221	11
Earnings per Share	(Basic)	179.47	198.73	19.26	11
	(Diluted)	179.21	198.52	19.31	11
	ROE*[1]	11.5	11.7	0.2	—
	ROA*[2]	2.29	2.32	0.03	—

*[1]	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
*[2]	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.

Total revenues for fiscal 2016 increased 9% to ¥2,369,202 million compared to ¥2,174,283 million during fiscal 2015. Finance revenues increased due primarily to an increase in the average balance of installment loans. In addition, sales of goods and real estate increased due primarily to revenues generated by subsidiaries acquired during fiscal 2015. Meanwhile, given the significant market improvement during fiscal 2015, life insurance premiums and related investment income for fiscal 2016 decreased on a year-on-year basis, due to a significant decrease in investment income from variable annuity and variable life insurance contracts held by HLIKK. HLIKK was merged into ORIX Life Insurance on July 1, 2015.

Total expenses increased 9% to ¥2,081,461 million compared to ¥1,917,454 million during fiscal 2015. Costs of goods and real estate sold increased in line with the aforementioned revenue increases. On the other hand, life insurance costs decreased due to a reversal of liability reserve in line with the aforementioned decrease in investment income from variable annuity and variable life insurance contracts held by HLIKK. In addition, write-downs of long-lived assets decreased compared to fiscal 2015 in which an impairment of large-scale properties under facility operation and leased real estate was recorded.

Equity in net income of affiliates increased due primarily to an increase in the income from the affiliates in the Americas. Gains on sales of subsidiaries and affiliates and liquidation losses, net increased compared to fiscal 2015 due primarily to the recognition of a gain on the partial divestment of shares of Houlihan Lokey, in connection with its initial public offering in the United States and its becoming an equity method affiliate.

As a result of the foregoing, income before income taxes and discontinued operations for fiscal 2016 increased 14% to ¥391,302 million compared to ¥344,017 million during fiscal 2015, and net income attributable to ORIX Corporation shareholders increased 11% to ¥260,169 million compared to ¥234,948 million during fiscal 2015.

Balance Sheet data

	As of March 31,				Change
	2015		2016		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets	¥11,443,628		¥10,996,906		¥(446,722)		(4)
(Segment assets)	9,170,249		8,972,449		(197,800)		(2)
Total Liabilities	9,058,656		8,516,620		(542,036)		(6)
(Long- and Short-term debt)	4,417,730		4,290,530		(127,200)		(3)
(Deposits)	1,287,380		1,398,472		111,092		9
ORIX Corporation Shareholders’ Equity	2,152,198		2,310,431		158,233		7
ORIX Corporation Shareholders’ Equity per share	1,644.60		1,764.34		119.74		7
ORIX Corporation Shareholders’ Equity ratio*[1]	18.8%		21.0%		2.2%		—
Adjusted ORIX Corporation Shareholders’ Equity ratio*[2]	19.3%		21.6%		2.3%		—
D/E ratio (Debt-to-equity ratio) (Long- and Short-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	2.1	x	1.9	x	(0.2	)x	—
Adjusted D/E ratio*[2]	1.9	x	1.7	x	(0.2	)x	—

*[1]	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.
*[2]

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

Total assets decreased 4% to ¥10,996,906 million compared to ¥11,443,628 million as of March 31, 2015. Installment loans increased due primarily to an increase in the banking business in Japan and an increase in corporate lending in the Americas and installment loans resulted from the acquisition of an auto loan company in Asia. In addition, investment in operating leases increased due primarily to purchases of aircraft in the Overseas Business segment. Meanwhile, investment in securities decreased due primarily to surrender of variable annuity and variable life insurance contracts held by HLIKK and a decrease in investment income from these contracts. Segment assets decreased 2% to ¥8,972,449 million compared to the balance as of March 31, 2015.

We manage our balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets, our liquidity on hand as well as the domestic and overseas financial environments. As a result, long- and short-term debt decreased and deposits increased compared to the balance as of March 31, 2015. In addition, policy liabilities and policy account balances decreased compared to the balance as of March 31, 2015 due to the surrender of variable annuity and variable life insurance contracts held by HLIKK and a reversal of liability reserve in line with the decrease in investment income as mentioned above.

Shareholders’ equity increased 7% to ¥2,310,431 million compared to the balance as of March 31, 2015 due primarily to an increase in retained earnings.

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

For a description of the business activities of our segments, see “Item 4. Information on the Company—Business Segments.” See Note 34 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services	¥85,502	¥107,150	¥21,648	25
Maintenance Leasing	263,499	271,662	8,163	3
Real Estate	182,321	191,540	9,219	5
Investment and Operation	666,120	1,028,355	362,235	54
Retail	425,977	254,289	(171,688)	(40)
Overseas Business	561,893	526,008	(35,885)	(6)

Segment Total	2,185,312	2,379,004	193,692	9

Difference between Segment Total and Consolidated Amounts	(11,029)	(9,802)	1,227	—

Consolidated Amounts	¥2,174,283	¥2,369,202	¥194,919	9

Note:	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services	¥25,519	¥42,418	¥16,899	66
Maintenance Leasing	40,366	42,935	2,569	6
Real Estate	3,484	42,902	39,418	—
Investment and Operation	42,414	57,220	14,806	35
Retail	120,616	51,756	(68,860)	(57)
Overseas Business	104,143	142,879	38,736	37

Segment Total	336,542	380,110	43,568	13

Difference between Segment Total and Consolidated Amounts	7,475	11,192	3,717	50

Consolidated Amounts	¥344,017	¥391,302	¥47,285	14

Note:	Segment profit is calculated based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥1,132,468	¥1,049,867	¥(82,601)	(7)
Maintenance Leasing	662,851	731,329	68,478	10
Real Estate	835,386	739,592	(95,794)	(11)
Investment and Operation	660,014	704,156	44,142	7
Retail	3,700,635	3,462,772	(237,863)	(6)
Overseas Business	2,178,895	2,284,733	105,838	5

Segment Total	9,170,249	8,972,449	(197,800)	(2)

Difference between Segment Total and Consolidated Amounts	2,273,379	2,024,457	(248,922)	(11)

Consolidated Amounts	¥11,443,628	¥10,996,906	¥(446,722)	(4)

Corporate Financial Services Segment

This segment is involved in lending, leasing and fee business.

The Japanese economic outlook is becoming increasingly unclear due primarily to economic slowdown in emerging countries and the adoption of negative interest rate policy by the Bank of Japan in the second half of fiscal 2016 despite positive corporate earnings during the first half. The balance of outstanding loans at financial institutions continues to increase and interest rates on loans remain at low levels.

Segment revenues increased 25% to ¥107,150 million during fiscal 2016 compared to ¥85,502 million during fiscal 2015 due to increases in services income and sales of goods primarily from revenue generated by Yayoi, which we acquired on December 22, 2014, and a robust fee business that serves domestic small- and medium-sized enterprise customers. In addition, gains on sales of investment securities were recognized during fiscal 2016, which offset a decrease in finance revenues in line with the decreased average balance of installment loans.

While segment expenses increased compared to fiscal 2015 due primarily to an increase in selling, general and administrative expenses following the consolidation of Yayoi, segment profits increased 66% to ¥42,418 million during fiscal 2016 compared to ¥25,519 million during fiscal 2015.

Segment assets decreased 7% to ¥1,049,867 million as of March 31, 2016 compared to March 31, 2015 due primarily to decreases in installment loans and investment in direct financing leases.

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥35,624	¥34,215	¥(1,409)	(4)
Operating leases	24,473	25,461	988	4
Services income	21,997	35,744	13,747	62
Gains on investment securities and dividends, and other	3,408	11,730	8,322	244

Total Segment Revenues	85,502	107,150	21,648	25

Interest expense	8,627	7,214	(1,413)	(16)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,252	(676)	(1,928)	—
Other than the above	50,691	58,968	8,277	16

Total Segment Expenses	60,570	65,506	4,936	8

Segment Operating Income	24,932	41,644	16,712	67

Equity in Net income (Loss) of Affiliates, and others	587	774	187	32

Segment Profits	¥25,519	¥42,418	¥16,899	66

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥461,704	¥431,603	¥(30,101)	(7)
Installment loans	461,277	411,824	(49,453)	(11)
Investment in operating leases	30,329	28,695	(1,634)	(5)
Investment in securities	45,415	36,542	(8,873)	(20)
Property under facility operations	5,930	11,294	5,364	90
Inventories	55	53	(2)	(4)
Advances for investment in operating leases	202	1,737	1,535	760
Investment in affiliates	20,875	22,755	1,880	9
Advances for property under facility operations	772	304	(468)	(61)
Goodwill and other intangible assets acquired in business combinations	105,909	105,060	(849)	(1)

Total Segment Assets	¥1,132,468	¥1,049,867	¥(82,601)	(7)

Maintenance Leasing Segment

This segment consists of automobile leasing and rentals, car sharing and test and measurement instruments and IT-related equipment rentals and leasing.

Revenues have been growing through the high value-added services provided towards the demands in capital investment for boosting competitiveness and further cost reduction while corporate capital investment in general has been decreasing. The volume of new auto leases in Japan during fiscal 2016 was similar to the level of fiscal 2015.

Segment revenues increased 3% to ¥271,662 million during fiscal 2016 compared to ¥263,499 million during fiscal 2015 due primarily to increases in operating leases revenues and finance revenues resulting from the steady expansion of assets in the automobile business and in services income derived from value-added services such as maintenance.

Despite an increase in segment expenses due primarily to increases in the costs of operating leases, services expense, and selling, general and administrative expenses, which were in line with revenue growth, segment profits increased 6% to ¥42,935 million during fiscal 2016 compared to ¥40,366 million during fiscal 2015.

Segment assets increased 10% to ¥731,329 million as of March 31, 2016 compared to March 31, 2015 due primarily to an increase in leasing assets, mainly in the automobile business.

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥11,103	¥12,067	¥964	9
Operating leases	185,699	188,815	3,116	2
Services income	62,535	66,841	4,306	7
Sales of goods and real estate, and other	4,162	3,939	(223)	(5)

Total Segment Revenues	263,499	271,662	8,163	3

Interest expense	3,690	3,545	(145)	(4)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	374	27	(347)	(93)
Other than the above	218,982	225,148	6,166	3

Total Segment Expenses	223,046	228,720	5,674	3

Segment Operating Income	40,453	42,942	2,489	6

Equity in Net income (Loss) of Affiliates, and others	(87)	(7)	80	—

Segment Profits	¥40,366	¥42,935	¥2,569	6

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥184,907	¥245,257	¥60,350	33
Investment in operating leases	473,035	481,031	7,996	2
Investment in securities	1,130	1,214	84	7
Property under facility operations	576	718	142	25
Inventories	463	374	(89)	(19)
Advances for investment in operating leases	241	314	73	30
Investment in affiliates	2,074	1,996	(78)	(4)
Goodwill and other intangible assets acquired in business combinations	425	425	—	—

Total Segment Assets	¥662,851	¥731,329	¥68,478	10

Real Estate Segment

This segment consists of real estate development and rental, facility operation, REIT asset management, and real estate investment advisory services.

The real estate market has remained active due primarily to the quantitative easing policy of the Bank of Japan, including the adoption of negative interest rates. Land prices have been high and office rents and vacancy rates in the Japanese office building market continue to show signs of improvement especially in the Greater Tokyo area. Furthermore, due to an increase in the number of tourists from abroad, we are seeing increases in the occupancy rates and average daily rates of hotels and Japanese inns. Meanwhile, we are also seeing a trend where sales prices of condominiums stopped rising and domestic property acquisitions by foreign funds decreasing.

Segment revenues increased 5% to ¥191,540 million during fiscal 2016 compared to ¥182,321 million during fiscal 2015 due primarily to an increase in services income from the facility operation business, despite a decrease in rental revenues, which are included in operating leases revenues, in line with a decrease in the balance of real estate assets.

Segment expenses decreased compared to fiscal 2015 due primarily to a decrease in write-downs of long-lived assets and decreases in interest expense and costs of operating leases in line with decreased asset balance.

As a result of the foregoing, segment profits increased significantly by approximately twelve times to ¥42,902 million during fiscal 2016 compared to ¥3,484 million during fiscal 2015.

Segment assets decreased 11% to ¥739,592 million as of March 31, 2016 compared to March 31, 2015 due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties, and a decrease in installment loans and investment in securities.

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥4,057	¥6,720	¥2,663	66
Operating leases	63,765	60,253	(3,512)	(6)
Services income	104,115	110,630	6,515	6
Sales of goods and real estate, and other	10,384	13,937	3,553	34

Total Segment Revenues	182,321	191,540	9,219	5

Interest expense	6,968	4,676	(2,292)	(33)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	29,714	8,338	(21,376)	(72)
Other than the above	151,385	141,609	(9,776)	(6)

Total Segment Expenses	188,067	154,623	(33,444)	(18)

Segment Operating Income	(5,746)	36,917	42,663	—

Equity in Net income (Loss) of Affiliates, and others	9,230	5,985	(3,245)	(35)

Segment Profits	¥3,484	¥42,902	¥39,418	—

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥22,277	¥21,541	¥(736)	(3)
Installment loans	22,811	5,821	(16,990)	(74)
Investment in operating leases	423,825	375,050	(48,775)	(12)
Investment in securities	21,718	5,861	(15,857)	(73)
Property under facility operations	172,207	177,510	5,303	3
Inventories	12,484	3,597	(8,887)	(71)
Advances for investment in operating leases	44,666	38,486	(6,180)	(14)
Investment in affiliates	91,275	91,010	(265)	(0)
Advances for property under facility operations	12,055	8,829	(3,226)	(27)
Goodwill and other intangible assets acquired in business combinations	12,068	11,887	(181)	(1)

Total Segment Assets	¥835,386	¥739,592	¥(95,794)	(11)

Investment and Operation Segment

This segment consists of environment and energy-related business, principal investment, and loan servicing (asset recovery).

In Japan, while the government is reassessing its renewable energy purchase program, the significance of renewable energy in the mid- to long-term is on the rise with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital market, since January 2016, size of M&A transactions appear to have decreased despite an increase in the total number of M&A transactions closed during fiscal 2016 compared to fiscal 2015 in which several large cross-border M&A transactions took place.

Segment revenues increased 54% to ¥1,028,355 million during fiscal 2016 compared to ¥666,120 million during fiscal 2015 due primarily to a significant increase in sales of goods and real estate contributed by subsidiaries acquired during fiscal 2015 and an increase in gains on sale of condominium by DAIKYO. An increase in the amount of services income from the environment and energy-related business also contributed.

Segment expenses also increased compared to fiscal 2015 due to an increase in expenses in connection with subsidiaries including DAIKYO and the environment and energy-related business, each of which increased in line with segment revenues expansion.

As a result of the foregoing and the recognition of gains on sales of shares of subsidiaries, segment profits increased 35% to ¥57,220 million during fiscal 2016 compared to ¥42,414 million during fiscal 2015.

Segment assets increased 7% to ¥704,156 million as of March 31, 2016 compared to March 31, 2015 due primarily to an increase in property under facility operations in the environment and energy-related business and investment in affiliates resulting from the investment in the facility operation business of the Kansai and Osaka International Airports. Meanwhile, installment loans, investment in securities and inventories decreased.

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥15,650	¥12,625	¥(3,025)	(19)
Gains on investment securities and dividends	9,309	10,270	961	10
Sales of goods and real estate	371,402	718,902	347,500	94
Services income	260,360	277,163	16,803	6
Operating leases, and other	9,399	9,395	(4)	(0)

Total Segment Revenues	666,120	1,028,355	362,235	54

Interest expense	3,609	3,539	(70)	(2)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,297	(424)	(1,721)	—
Other than the above	627,411	980,121	352,710	56

Total Segment Expenses	632,317	983,236	350,919	55

Segment Operating Income	33,803	45,119	11,316	33

Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net, and others	8,611	12,101	3,490	41

Segment Profits	¥42,414	¥57,220	¥14,806	35

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥15,092	¥21,133	¥6,041	40
Installment loans	93,196	75,996	(17,200)	(18)
Investment in operating leases	23,388	24,378	990	4
Investment in securities	112,896	71,705	(41,191)	(36)
Property under facility operations	90,895	130,568	39,673	44
Inventories	116,549	98,016	(18,533)	(16)
Advances for investment in operating leases	16	404	388	—
Investment in affiliates	51,108	108,237	57,129	112
Advances for property under facility operations	30,861	38,628	7,767	25
Goodwill and other intangible assets acquired in business combinations	126,013	135,091	9,078	7

Total Segment Assets	¥660,014	¥704,156	¥44,142	7

Retail Segment

This segment consists of life insurance, banking and card loan business.

Although the life insurance business in Japan is affected by macroeconomic factors such as population decline, we are seeing an increasing number of companies launching new insurance products in response to the rising demand for medical insurance. On the other hand, with the introduction of negative interest rate policy, we are also seeing certain discontinued products and increased insurance premium for new contract. In the consumer finance sector, banks and other lenders are expanding their assets to further secure new revenue streams, and competition in the lending business continues to intensify on the back of the current low interest rate environment.

Segment revenues decreased 40% to ¥254,289 million during fiscal 2016 compared to ¥425,977 million during fiscal 2015 due to a significant decrease in investment income from variable annuity and variable life insurance contracts held by HLIKK, offsetting a steady increase in life insurance revenue generated by ORIX Life Insurance and an increase in finance revenues in the banking business.

Segment expenses decreased compared to fiscal 2015 due primarily to a reversal of liability reserve for the aforementioned decrease in investment income of HLIKK.

As a result of the foregoing and the recognition of a bargain purchase gain from the acquisition of HLIKK during fiscal 2015, segment profits decreased 57% to ¥51,756 million during fiscal 2016 compared to ¥120,616 million during fiscal 2015.

Segment assets decreased 6% to ¥3,462,772 million as of March 31, 2016 compared to March 31, 2015 due primarily to a substantial decrease in investment in securities held by HLIKK, offsetting an increase in installment loans in the banking business.

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥52,510	¥55,318	¥2,808	5
Life insurance premiums and related investment income	352,537	190,805	(161,732)	(46)
Services income, and other	20,930	8,166	(12,764)	(61)

Total Segment Revenues	425,977	254,289	(171,688)	(40)

Interest expense	5,669	4,654	(1,015)	(18)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	3,975	7,370	3,395	85
Other than the above	332,432	191,304	(141,128)	(42)

Total Segment Expenses	342,076	203,328	(138,748)	(41)

Segment Operating Income	83,901	50,961	(32,940)	(39)

Bargain Purchase Gain, and others	36,715	795	(35,920)	(98)

Segment Profits	¥120,616	¥51,756	¥(68,860)	(57)

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥2,740	¥1,198	¥(1,542)	(56)
Installment loans	1,376,710	1,496,407	119,697	9
Investment in operating leases	50,587	52,359	1,772	4
Investment in securities	2,246,912	1,893,631	(353,281)	(16)
Investment in affiliates	3,785	911	(2,874)	(76)
Goodwill and other intangible assets acquired in business combinations	19,901	18,266	(1,635)	(8)

Total Segment Assets	¥3,700,635	¥3,462,772	¥(237,863)	(6)

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, asset management and ship- and aircraft-related operations.

The world economy has been suppressed with low level of growth due primarily to falling commodity prices such as the price of crude oil and fluctuations in financial markets. While moderate economic growth is expected among developed countries, economic growth in emerging and developing countries is expected to be weak overall and disparity in economic growth among such countries continues to widen. In addition, political and geopolitical tensions in certain regions need to be monitored carefully.

Segment revenues decreased 6% to ¥526,008 million during fiscal 2016 compared to ¥561,893 million during fiscal 2015 due to a decrease in gains on sales of investment securities and the deconsolidation of Houlihan Lokey, despite increases in sales of goods and finance revenues in the Americas, and increases in operating leases revenues in Asia.

Segment expenses decreased compared to fiscal 2015 due to the deconsolidation of Houlihan Lokey, despite an increase in costs of operating leases.

Segment profits increased 37% to ¥142,879 million during fiscal 2016 compared to ¥104,143 million during fiscal 2015 due primarily to the recognition of a gain on the partial divestment of Houlihan Lokey shares in connection with its initial public offering in the United States and an increase in income from affiliates in the Americas.

Segment assets increased 5% to ¥2,284,733 million as of March 31, 2016 compared to March 31, 2015 due primarily to an increase in investment in operating leases by the aircraft-related operations and an increase in corporate lending in the Americas and an increase in installment loans resulted from the acquisition of an auto loan company in Asia.

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥63,259	¥75,004	¥11,745	19
Gains on investment securities and dividends	30,466	16,113	(14,353)	(47)
Operating leases	82,113	91,973	9,860	12
Services income	321,527	250,085	(71,442)	(22)
Sales of goods and real estate, and other	64,528	92,833	28,305	44

Total Segment Revenues	561,893	526,008	(35,885)	(6)

Interest expense	29,989	33,356	3,367	11
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	19,921	16,226	(3,695)	(19)
Other than the above	413,180	402,568	(10,612)	(3)

Total Segment Expenses	463,090	452,150	(10,940)	(2)

Segment Operating Income	98,803	73,858	(24,945)	(25)

Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net, and others	5,340	69,021	63,681	—

Segment Profits	¥104,143	¥142,879	¥38,736	37

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥386,567	¥351,010	¥(35,557)	(9)
Installment loans	344,108	407,870	63,762	19
Investment in operating leases	278,665	375,401	96,736	35
Investment in securities	404,322	383,227	(21,095)	(5)
Property under facility operations	26,867	23,762	(3,105)	(12)
Inventories	35,925	37,782	1,857	5
Advances for investment in operating leases	4,434	5,302	868	20
Investment in affiliates	209,027	305,674	96,647	46
Advances for property under facility operations	—	39	39	—
Goodwill and other intangible assets acquired in business combinations	488,980	394,666	(94,314)	(19)

Total Segment Assets	¥2,178,895	¥2,284,733	¥105,838	5

Revenues, New Business Volumes and Investments

Finance revenues

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥186,883	¥200,889	¥14,006	7

Finance revenues increased 7% from fiscal 2015 to ¥200,889 million for fiscal 2016 primarily due to an increase in the average balance of installment loans in the Americas.

Direct financing leases

	As of and for the year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Direct financing leases:
New equipment acquisitions	¥595,351	¥527,575	¥(67,776)	(11)
Japan	376,249	329,691	(46,558)	(12)
Overseas	219,102	197,884	(21,218)	(10)
Investment in direct financing leases	1,216,454	1,190,136	(26,318)	(2)

New equipment acquisitions related to direct financing leases decreased 11% to ¥527,575 million compared to fiscal 2015. In Japan, new equipment acquisitions decreased 12% in fiscal 2016 as compared to fiscal 2015, and overseas, new equipment acquisitions decreased 10% in fiscal 2016 compared to fiscal 2015.

Investment in direct financing leases as of March 31, 2016 decreased 2% to ¥1,190,136 million compared to March 31, 2015 due to the effect of yen appreciation and decreases in new equipment acquisitions described above.

As of March 31, 2016, no single lessee represented more than 1% of the balance of direct financing leases. As of March 31, 2016, 71% of our direct financing leases were to lessees in Japan, while 29% were to overseas lessees. Approximately 7% of our direct financing leases were to lessees in Malaysia and approximately 6% of our direct financing leases were to lessees in Hong Kong. No other overseas country represented more than 5% of our total portfolio of direct financing leases.

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Transportation equipment	¥432,313	¥455,556	¥23,243	5
Industrial equipment	245,032	268,208	23,176	9
Electronics	158,289	159,991	1,702	1
Information-related and office equipment	103,580	102,161	(1,419)	(1)
Commercial services equipment	67,805	54,090	(13,715)	(20)
Other	209,435	150,130	(59,305)	(28)

Total	¥1,216,454	¥1,190,136	¥(26,318)	(2)

For further information, see Note 5 of “Item 18. Financial Statements.”

Installment loans

	As of and for the year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,110,054	¥1,102,279	¥(7,775)	(1)
Japan	843,149	808,075	(35,074)	(4)
Overseas	266,905	294,204	27,299	10
Installment loans	2,478,054	2,592,233	114,179	5

Note:	The balance of installment loans related to our life insurance operations are included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New loans added decreased 1% to ¥1,102,279 million compared to fiscal 2015. In Japan, new loans added decreased 4% to ¥808,075 million in fiscal 2016 as compared to fiscal 2015, and overseas, new loans added increased 10% to ¥294,204 million compared to fiscal 2015 due to increased lending activity in the Americas and Asia.

The balance of installment loans as of March 31, 2016 increased 5% to ¥2,592,233 million compared to March 31, 2015 due to increase of housing loans and card loans.

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥1,048,216	¥1,122,088	¥73,872	7
Card loans	243,225	260,533	17,308	7
Other	22,866	23,466	600	3

Subtotal	1,314,307	1,406,087	91,780	7

Corporate borrowers in Japan
Real estate companies	227,568	230,001	2,433	1
Non-recourse loans	41,535	19,951	(21,584)	(52)
Commercial, industrial and other companies	401,718	365,371	(36,347)	(9)

Subtotal	670,821	615,323	(55,498)	(8)

Overseas
Non-recourse loans	83,233	61,260	(21,973)	(26)
Commercial, industrial companies and other	367,401	479,039	111,638	30

Subtotal	450,634	540,299	89,665	20

Purchased loans*	42,292	30,524	(11,768)	(28)

Total	¥2,478,054	¥2,592,233	¥114,179	5

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

As of March 31, 2016, ¥15,917 million, or 1%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.

As of March 31, 2016, ¥290,848 million, or 11%, of the balance of installment loans were outstanding to real estate companies in Japan and overseas. Of this amount, ¥8,612 million, or 0.3% of the balance of installment loans, were loans individually evaluated for impairment. We recognized an allowance of ¥2,140 million on these impaired loans. As of March 31, 2016, we had installment loans outstanding in the amount of ¥101,281 million, or 4% of the balance of installment loans, to companies in the entertainment industry. Of this amount, ¥2,429 million, or 0.1% of the balance of installment loans, were loans individually evaluated for impairment. We recognized an allowance of ¥840 million on these impaired loans.

The balance of installment loans to consumer borrowers in Japan as of March 31, 2016 increased 7% to ¥1,406,087 million compared to the balance as of March 31, 2015, primarily due to an increase in the balance of housing loans. The balance of installment loans to corporate borrowers in Japan as of March 31, 2016 decreased 8%, to ¥615,323 million, compared to the balance as of March 31, 2015, primarily due to a decrease in the balance of non-recourse loans. The balance of installment loans overseas, excluding purchased loans, as of March 31, 2016 increased 20%, to ¥540,299 million, compared to the balance as of March 31, 2015, primarily due to increased lending activity in the Americas.

For further information, see Note 7 of “Item 18. Financial Statements.”

Asset quality

Direct financing leases

	As of March 31,
	2015	2016
	(Millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥15,373	¥12,556
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	1.26%	1.06%
Provision as a percentage of average balance of investment in direct financing leases*	0.27%	0.23%
Allowance for direct financing leases	¥15,204	¥13,380
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	1.25%	1.12%
The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases	0.33%	0.34%

*	Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due direct financing leases decreased ¥2,817 million to ¥12,556 million as of March 31, 2016 compared to March 31, 2015. As a result, the ratio of 90+ days past-due direct financing leases decreased 0.2% from March 31, 2015 to 1.06%.

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases provides a reasonable indication that our allowance for doubtful receivables was appropriate as of March 31, 2016 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•

all lease contracts are secured by collateral consisting of the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the collateral.

Loans not individually evaluated for impairment

	As of March 31,
	2015	2016
	(Millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥6,635	¥8,178
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.28%	0.32%
Provision as a percentage of average balance of installment loans not individually evaluated for impairment*	0.36%	0.42%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥22,743	¥24,158
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.96%	0.96%
The ratio of charge-offs as a percentage of the average balance of loans not individually evaluated for impairment	0.29%	0.37%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated for impairment that are not individually significant and accordingly are evaluated for impairment as a homogeneous group increased ¥1,543 million to ¥8,178 million as of March 31, 2016 compared to March 31, 2015.

	As of March 31,
	2015	2016
	(Millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥3,877	¥2,267
Card loans	824	657
Other	1,913	3,452

Subtotal	6,614	6,376

Overseas
Housing loans	21	1,802

Total	¥6,635	¥8,178

We make allowance for housing loans, card loans and other loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate. We determine the allowance for our other items on the basis of past loss experience, general economic conditions and the current portfolio composition.

Loans individually evaluated for impairment

	As of March 31,
	2015	2016
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥101,034	¥73,593
Effect of the application of the accounting standards for the consolidation of VIEs*[1]	11,877	1,296
Impaired loans requiring an allowance	82,630	58,992
Effect of the application of the accounting standards for the consolidation of VIEs*[1]	11,877	1,296
Allowance for loans individually evaluated for impairment*[2]	34,379	22,533
Effect of the application of the accounting standards for the consolidation of VIEs*[1]	6,930	541

*[1]	These are the ending balances as of the dates indicated attributable to VIEs requiring consolidation under the accounting standards for consolidation of VIEs under ASU 2009-16 and ASU 2009-17.
*[2]

The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥258 million in fiscal 2015 and ¥1,369 million of reversal in fiscal 2016, and charge-off of impaired loans was ¥15,346 million in fiscal 2015 and ¥4,527 million in fiscal 2016. New provision for probable loan losses decreased ¥1,627 million compared to fiscal 2015. Charge-off of impaired loans decreased ¥10,819 million compared to fiscal 2015.

The table below sets forth the outstanding balance of impaired loans by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment.

	As of March 31,
	2015	2016
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan
Housing loans	¥5,354	¥4,511
Card loans	3,741	4,123
Other	2,895	4,916

Subtotal	11,990	13,550

Corporate borrowers in Japan
Real estate companies	15,951	8,612
Non-recourse loans	5,285	5,068
Commercial, industrial and other companies	23,475	17,477

Subtotal	44,711	31,157

Overseas
Non-recourse loans	16,747	5,989
Commercial, industrial companies and other	12,370	11,884

Subtotal	29,117	17,873

Purchased loans	15,216	11,013

Total	¥101,034	¥73,593

For further information, see Note 8 of “Item 18. Financial Statements.”

Provision for doubtful receivables and probable loan losses

We recognize provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥84,796	¥72,326	¥(12,470)	(15)
Direct financing leases	15,384	15,204	(180)	(1)
Loans not individually evaluated for impairment	20,257	22,743	2,486	12
Loans individually evaluated for impairment	49,155	34,379	(14,776)	(30)
Provision (reversal)	11,631	11,717	86	1
Direct financing leases	3,145	2,787	(358)	(11)
Loans not individually evaluated for impairment	8,228	10,299	2,071	25
Loans individually evaluated for impairment	258	(1,369)	(1,627)	—
Charge-offs (net)	(25,793)	(17,504)	8,289	(32)
Direct financing leases	(3,774)	(4,062)	(288)	8
Loans not individually evaluated for impairment	(6,673)	(8,915)	(2,242)	34
Loans individually evaluated for impairment	(15,346)	(4,527)	10,819	(71)
Other*	1,692	(6,468)	(8,160)	—
Direct financing leases	449	(549)	(998)	(222)
Loans not individually evaluated for impairment	931	31	(900)	(97)
Loans individually evaluated for impairment	312	(5,950)	(6,262)	—
Ending balance	72,326	60,071	(12,255)	(17)
Direct financing leases	15,204	13,380	(1,824)	(12)
Loans not individually evaluated for impairment	22,743	24,158	1,415	6
Loans individually evaluated for impairment	34,379	22,533	(11,846)	(34)

*	Other mainly includes foreign currency translation adjustments and others.

For further information, see Note 8 of “Item 18. Financial Statements.”

Investment in Securities

	As of and for the year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥1,030,426	¥898,230	¥(132,196)	(13)
Japan	899,144	766,016	(133,128)	(15)
Overseas	131,282	132,214	932	1
Investment in securities	2,846,257	2,344,792	(501,465)	(18)

Note:	The balance of investment in securities related to our life insurance operations are included in investment in securities in our consolidated balance sheets; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New securities added decreased 13% to ¥898,230 million in fiscal 2016 compared to fiscal 2015. New securities added in Japan decreased 15% in fiscal 2016 compared to fiscal 2015 primarily due to a decrease in investments in Japanese government bond securities. New securities added overseas increased 1% in fiscal 2016 compared to fiscal 2015.

The balance of our investment in securities as of March 31, 2016 decreased 18% to ¥2,344,792 million compared to March 31, 2015.

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥1,190,131	¥725,821	¥(464,310)	(39)
Available-for-sale securities	1,356,840	1,347,890	(8,950)	(1)
Held-to-maturity securities	115,599	114,858	(741)	(1)
Other securities	183,687	156,223	(27,464)	(15)

Total	¥2,846,257	¥2,344,792	¥(501,465)	(18)

Investments in trading securities decreased 39% in March 31, 2016 compared to March 31, 2015 primarily due to a decrease in the assets under management of variable annuity and variable life insurance contracts. Investments in available-for-sale securities decreased 1% in March 31, 2016 compared to March 31, 2015. Held-to-maturity securities mainly consist of our life insurance business’s investment in Japanese government bonds. Other securities decreased 15% in March 31, 2016 compared to March 31, 2015 mainly due to sale of non-marketable equity securities.

For further information, see Note 9 of “Item 18. Financial Statements.”

Gains on investment securities and dividends

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities	¥50,617	¥31,134	¥(19,483)	(38)
Dividends income, other	5,778	4,652	(1,126)	(19)

Total	¥56,395	¥35,786	¥(20,609)	(37)

Note:	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.

Gains on investment securities and dividends decreased 37% to ¥35,786 million in fiscal 2016 compared to fiscal 2015 mainly due to a decrease in net gains on investment securities. Net gains on investment securities decreased 38% to ¥31,134 million in fiscal 2016 compared to fiscal 2015 primarily due to the gain on the sale of shares in Monex Group Inc., recorded in fiscal 2015. Dividend income, other decreased 19% to ¥4,652 million in fiscal 2016 compared to fiscal 2015.

As of March 31, 2016, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥81,231 million, compared to ¥76,643 million as of March 31, 2015. As of March 31, 2016, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥16,654 million, compared to ¥2,815 million as of March 31, 2015.

For further information, see Note 22 of “Item 18. Financial Statements.”

Operating leases

	As of and for the year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥363,095	¥373,910	¥10,815	3
Costs of operating leases	238,157	245,069	6,912	3
New equipment acquisitions	313,996	463,770	149,774	48
Japan	210,703	195,170	(15,533)	(7)
Overseas	103,293	268,600	165,307	160
Investment in operating leases	1,296,220	1,349,199	52,979	4

Revenues from operating leases in fiscal 2016 increased 3% to ¥373,910 million compared to fiscal 2015 primarily due to an increase in revenue from automobile operations in Japan and other Asian markets, and an increase in aircraft leasing overseas, despite a decrease in revenue from real estate leasing. In fiscal 2015 and 2016, gains from the disposition of operating lease assets that were included in operating lease revenues, were ¥34,425 million and ¥38,340 million, respectively.

Costs of operating leases increased 3% to ¥245,069 million in fiscal 2016 compared to fiscal 2015 primarily due to an increase in depreciation expenses resulting from a year on year increase in the average balance of investment in transportation equipment operating leases, despite a decrease in costs from real estate leasing.

New equipment acquisitions related to operating leases increased 48% to ¥463,770 million in fiscal 2016 compared to fiscal 2015 primarily due to an increase in purchases of aircraft overseas.

Investment in operating leases as of March 31, 2016 increased 4% to ¥1,349,199 million compared to as of March 31, 2015.

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥644,840	¥755,425	¥110,585	17
Measuring and information-related equipment	95,652	90,208	(5,444)	(6)
Real estate	528,159	472,021	(56,138)	(11)
Other	6,055	7,935	1,880	31
Accrued rental receivables	21,514	23,610	2,096	10

Total	¥1,296,220	¥1,349,199	¥52,979	4

Investment in transportation equipment operating leases as of March 31, 2016 increased 17% to ¥755,425 million compared to as of March 31, 2015 primarily due to an increase in new equipment acquisitions in aircraft and automobile operations. Investment in real estate operating leases as of March 31, 2016 decreased 11% to ¥472,021 million compared to as of March 31, 2015, primarily due to sales of real estate in Japan.

For further information, see Note 6 of “Item 18. Financial Statements.”

Life insurance

We reflect all income and losses (other than provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans, real estate under operating leases and other investments held in connection with our life insurance operations as life insurance premiums and related investment income in our consolidated statements of income.

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥186,547	¥209,120	¥22,573	12
Life insurance-related investment income (loss)	164,946	(19,699)	(184,645)	—

Total	¥351,493	¥189,421	¥(162,072)	(46)

Life insurance costs	¥271,948	¥121,282	¥(150,666)	(55)

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income (loss):
Net income on investment securities	¥184,681	¥(22,003)	¥(206,684)	—
Gains (losses) recognized in income on derivative	(28,227)	1,633	29,860	—
Interest on loans, income on real estate under operating leases, and others	8,492	671	(7,821)	(92)

Total	¥164,946	¥(19,699)	¥(184,645)	—

Life insurance premiums and related investment income decreased 46% to ¥189,421 million in fiscal 2016 compared to fiscal 2015.

Life insurance premiums increased 12% to ¥209,120 million in fiscal 2016 compared to fiscal 2015 due to an increase in the number of policies in force.

Life insurance-related investment income was losses of ¥19,699 million in fiscal 2016 compared to gains of ¥164,946 million in fiscal 2015 due to a decrease in net income on investment securities. Net income on investment securities decreased due to a significant decrease in investment income from variable annuity and variable life insurance contracts held by HLIKK, caused by the significant market improvement in fiscal 2015. On the other hand, net gains or losses from derivative contracts held to economically hedge the minimum guarantee risk relating to these variable annuity and variable life insurance contracts increased. In addition, interest on loans, income on real estate under operating leases, and others decreased due to recognition of gains on sales of real estate under operating leases in fiscal 2015.

Life insurance costs decreased 55% to ¥121,282 million in fiscal 2016 compared to fiscal 2015 due to a reversal of liability reserve in line with the aforementioned decrease in investment income from variable annuity and variable life insurance contracts held by HLIKK.

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investments by life insurance operations:
Trading securities	¥1,165,347	¥704,313	¥(461,034)	(40)
Available-for-sale debt securities	617,094	711,303	94,209	15
Available-for-sale equity securities	12,232	18,873	6,641	54
Held-to-maturity securities	115,160	114,564	(596)	(1)
Other securities	6	6	0	0

Total investment in securities	1,909,839	1,549,059	(360,780)	(19)

Installment loans, real estate under operating leases and other investments	68,139	69,020	881	1

Total	¥1,977,978	¥1,618,079	¥(359,899)	(18)

Investment in securities as of March 31, 2016 decreased 19% to ¥1,549,059 million compared to as of March 31, 2015 due to a decrease in trading securities as a result of surrender of variable annuity and variable life insurance contracts held by HLIKK, while available-for-sale debt securities increased.

For further information, see Note 23 of “Item 18. Financial Statements.”

Sales of goods and real estate, Inventories

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Sales of goods and real estate, Inventories:
Sales of goods and real estate	¥450,869	¥834,010	¥383,141	85
Costs of goods and real estate sold	402,021	748,259	346,238	86
Inventories	165,540	139,950	(25,590)	(15)

Sales of goods and real estate increased 85% to ¥834,010 million compared to fiscal 2015 due to contributions from the subsidiaries acquired during fiscal 2015 and an increase in gains on sales of condominiums by DAIKYO.

Costs of goods and real estate sold increased 86% to ¥748,259 million compared to fiscal 2015 due to an increase in expenses in connection with acquired subsidiaries and DAIKYO as described above. We recorded ¥5,241 million and ¥168 million of write-downs for fiscal 2015 and 2016, respectively. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.

Inventories as of March 31, 2016 decreased 15% to ¥139,950 million compared to as of March 31, 2015.

For further information, see Note 24 of “Item 18. Financial Statements.”

Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations
Services income	¥765,548	¥735,186	¥(30,362)	(4)
Services expense	425,676	445,387	19,711	5
New assets added	148,071	164,500	16,429	11
Japan	147,348	163,932	16,584	11
Overseas	723	568	(155)	(21)
Property under Facility Operations	278,100	327,016	48,916	18

Services income decreased 4% to ¥735,186 million in fiscal 2016 as compared to fiscal 2015 primarily due to sales of subsidiaries, in spite of solid contributions of the environment and energy-related business.

Services expense increased 5% to ¥445,387 million in fiscal 2016 as compared to fiscal 2015 mainly resulting from the recognition of expenses from the environment and energy-related business.

New assets added for other operating transactions include property under facility operations and real estate for sale, such as residential condominiums. New assets added for other operating transactions were up 11% to ¥164,500 million in fiscal 2016 as compared to fiscal 2015 due to purchases of electric power facilities and completion of property under facility operations.

Property under facility operations as of March 31, 2016 increased 18% to ¥327,016 million compared to as of March 31, 2015 due to purchases of electric power facilities and the newly acquired subsidiaries.

For further information, see Note 25 of “Item 18. Financial Statements.”

Expenses

Interest expense

Interest expense remained relatively flat in fiscal 2016 at ¥72,821 million as compared to ¥72,647 million in fiscal 2015. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2016 at ¥5,689,002 million remained relatively flat compared to ¥5,705,110 million as of March 31, 2015.

The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, decreased to 0.6 % in fiscal 2016, from 0.8% in fiscal 2015. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, decreased to 2.7% in fiscal 2016, from 2.9% in fiscal 2015. For more information regarding our interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our outstanding debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”

Other (income) and expense, net

Other (income) and expense, net included a net expense of ¥23,674 million during fiscal 2015 and a net income of ¥3,729 million during fiscal 2016. Foreign currency transaction losses (gains) included in other (income) and expense, net included gains of ¥27 million in fiscal 2016 as compared to losses of ¥6,129 million in fiscal 2015. We recognized impairment losses on goodwill included in other (income) and expense, net in the amount of ¥325 million in fiscal 2016 compared to ¥9,845 million of impairment losses on goodwill during fiscal 2015. For further information on our goodwill, see Note 13 of “Item 18. Financial Statements.”

Selling, general and administrative expenses

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥265,159	¥246,909	¥(18,250)	(7)
Selling expenses	62,997	70,379	7,382	12
Administrative expenses	94,949	100,294	5,345	6
Depreciation of office facilities	4,711	5,110	399	8

Total	¥427,816	¥422,692	¥(5,124)	(1)

Employee salaries and other personnel expenses accounted for 58% of selling, general and administrative expenses in fiscal 2016, and the remaining portion consists of other expenses, such as rent for office space, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2016 decreased 1% year on year mainly due to the deconsolidation of Houlihan Lokey, despite an increase in the number of consolidated subsidiaries.

Write-downs of long-lived assets

As a result of impairment reviews we performed in fiscal 2016 for long-lived assets in Japan and overseas, such as golf courses, office buildings, commercial facilities other than office buildings, condominiums, and land undeveloped or under construction, write-downs of long-lived assets decreased 61% to ¥13,448 million in fiscal 2016 compared to fiscal 2015. These write-downs, which are reflected as write-downs of long-lived assets, consist of impairment losses of ¥8,038 million on eleven office buildings, ¥2,061 million on five commercial facilities other than office buildings, ¥780 million on one condominium, ¥22 million on one parcel of lands undeveloped or under construction, and ¥2,547 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-downs of other long-lived assets in fiscal 2016 include write-downs of ¥2,338 million of two aircraft. For further information, see Note 26 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs of securities in fiscal 2016 were mainly for marketable equity securities. In fiscal 2016, write-downs of securities decreased 50% to ¥4,515 million in fiscal 2016 compared to ¥8,997 million in fiscal 2015. For further information, see Note 9 of “Item 18. Financial Statements.”

Equity in net income of affiliates

Equity in net income of affiliates increased in fiscal 2016 to ¥45,694 million compared to ¥30,531 million in fiscal 2015 primarily due to contributions from investment in affiliates in the Americas. For further information, see Note 12 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation losses, net

Gains on sales of subsidiaries and affiliates and liquidation losses, net increased to ¥57,867 million in fiscal 2016 as compared to ¥20,575 million in fiscal 2015 due to the recognition of a gain on the partial divestment of shares of Houlihan Lokey, in connection with its initial public offering in the United States and its becoming an equity method affiliate in fiscal 2016. For further information, see Note 3 of “Item 18. Financial Statements.”

Bargain Purchase Gain

We recognized no bargain purchase gain in fiscal 2016 compared to ¥36,082 million in fiscal 2015 due to the acquisition of HLIKK. For further information, see Note 3 of “Item 18. Financial Statements.”

Provision for income taxes

Provision for income taxes in fiscal 2016 was ¥120,312 million, compared to ¥89,057 million in fiscal 2015. The increase of ¥31,255 million was primarily due to higher income before income taxes and discontinued operations. For discussion of income taxes and the details of the new Japanese tax law, see Note 16 of “Item 18. Financial Statements.”

Discontinued operations

In fiscal 2016, there was no income or loss from discontinued operations. For further information, see Note 27 of “Item 18. Financial Statements.”

Net income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net income attributable to the noncontrolling interests in fiscal 2016 was ¥10,002 million, compared to ¥15,339 million in fiscal 2015.

Net income attributable to the redeemable noncontrolling interests

Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. Net income attributable to the redeemable noncontrolling interests in fiscal 2016 was ¥819 million, compared to ¥4,970 million in fiscal 2015. For further information, see Note 18 of “Item 18. Financial Statements.”

YEAR ENDED MARCH 31, 2015 COMPARED TO YEAR ENDED MARCH 31, 2014

Performance Summary

Financial Results

		Year ended March 31,		Change
		2014	2015	Amount	Percent (%)
		(Millions of yen, except ratios, per share data and percentages)
	Total revenues	¥1,375,292	¥2,174,283	¥798,991	58
	Total expenses	1,172,244	1,917,454	745,210	64
	Income before Income Taxes and Discontinued Operations	286,339	344,017	57,678	20
	Net Income Attributable to ORIX Corporation Shareholders	187,364	234,948	47,584	25
Earnings per share	(Basic)	147.75	179.47	31.72	21
	(Diluted)	143.20	179.21	36.01	25
	ROE*[1]	10.5	11.5	1.0	—
	ROA*[2]	2.14	2.29	0.15	—

*[1]	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
*[2]	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balance.

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

Balance Sheet data

	As of March 31,				Change
	2014		2015		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets*[1]*[2]	¥9,066,961		¥11,443,628		¥2,376,667		26
(Segment assets)	7,267,798		9,170,249		1,902,451		26
Total Liabilities*[1]*[2]	6,917,419		9,058,656		2,141,237		31
(Long- and Short-term debt)	4,160,999		4,417,730		256,731		6
(Deposits)	1,206,413		1,287,380		80,967		7
ORIX Corporation Shareholders’ Equity	1,919,346		2,152,198		232,852		12
ORIX Corporation Shareholders’ Equity per share	1,465.77		1,644.60		178.83		12
ORIX Corporation Shareholders’ Equity ratio*[3]	21.2%		18.8%		(2.4)%		—
Adjusted ORIX Corporation Shareholders’ Equity ratio*[4]	21.8%		19.3%		(2.5)%		—
D/E ratio (Debt-to-equity ratio) (Long- and Short-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	2.2	x	2.1	x	(0.1	)x	—
Adjusted D/E ratio*[4]	2.0	x	1.9	x	(0.1	)x	—

*[1]	Certain line items presented in the consolidated balance sheets have been changed starting from fiscal 2015. The amounts in fiscal 2014 have been reclassified for this change.
*[2]	Fiscal 2014 amounts have been adjusted for the retrospective elimination of a lag period that previously existed between DAIKYO and ORIX in fiscal 2015.
*[3]	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.
*[4]

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

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services	¥78,825	¥85,502	¥6,677	8
Maintenance Leasing	251,328	263,499	12,171	5
Real Estate	203,382	182,321	(21,061)	(10)
Investment and Operation	236,879	666,120	429,241	181
Retail	211,612	425,977	214,365	101
Overseas Business	412,157	561,893	149,736	36

Segment Total	1,394,183	2,185,312	791,129	57

Difference between Segment Total and Consolidated Amounts	(18,891)	(11,029)	7,862	—

Consolidated Amounts	¥1,375,292	¥2,174,283	¥798,991	58

Note:	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services	¥24,874	¥25,519	¥645	3
Maintenance Leasing	37,062	40,366	3,304	9
Real Estate	17,956	3,484	(14,472)	(81)
Investment and Operation	95,786	42,414	(53,372)	(56)
Retail	49,871	120,616	70,745	142
Overseas Business	69,688	104,143	34,455	49

Segment Total	295,237	336,542	41,305	14

Difference between Segment Total and Consolidated Amounts	(8,898)	7,475	16,373	—

Consolidated Amounts	¥286,339	¥344,017	¥57,678	20

Note:	Segment profit is based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥992,078	¥1,132,468	¥140,390	14
Maintenance Leasing	622,009	662,851	40,842	7
Real Estate	962,404	835,386	(127,018)	(13)
Investment and Operation	552,183	660,014	107,831	20
Retail	2,166,986	3,700,635	1,533,649	71
Overseas Business	1,972,138	2,178,895	206,757	10

Segment Total	7,267,798	9,170,249	1,902,451	26

Difference between Segment Total and Consolidated Amounts	1,799,163	2,273,379	474,216	26

Consolidated Amounts	¥9,066,961	¥11,443,628	¥2,376,667	26

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

Retail Segment

This segment consists of life insurance, banking and card loan business.

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

In addition to the foregoing, we recognized a gain on partial sale of shares of STX Energy Co., Ltd. (presently GS E&R Corp., hereinafter, “STX Energy”), which as a result of the sale changed from a consolidated subsidiary to an equity method affiliate. Segment profits increased 49% to ¥104,143 million compared to ¥69,688 million during fiscal 2014.

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

New equipment acquisitions related to direct financing leases increased 6% to ¥595,351 million compared to fiscal 2014. New equipment acquisitions for operations in Japan increased 3% in fiscal 2015, and new equipment acquisition for overseas operations increased 13% in fiscal 2015, as compared to fiscal 2014.

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

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Transportation equipment	¥386,913	¥432,313	¥45,400	12
Industrial equipment	199,731	245,032	45,301	23
Electronics	151,885	158,289	6,404	4
Information-related and office equipment	95,719	103,580	7,861	8
Commercial services equipment	70,781	67,805	(2,976)	(4)
Other	189,044	209,435	20,391	11

Total	¥1,094,073	¥1,216,454	¥122,381	11

Installment loans

	As of and for the year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,034,726	¥1,110,054	¥75,328	7
Japan	813,327	843,149	29,822	4
Overseas	221,399	266,905	45,506	21
Installment loans	2,315,555	2,478,054	162,499	7

Note:	The balance of installment loans related to our life insurance operations are included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

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

	As of March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥973,439	¥1,048,216	¥74,777	8
Card loans	228,868	243,225	14,357	6
Other	24,875	22,866	(2,009)	(8)

Subtotal	1,227,182	1,314,307	87,125	7

Corporate borrowers in Japan
Real estate companies	228,062	227,568	(494)	(0)
Non-recourse loans	72,625	41,535	(31,090)	(43)
Commercial, industrial and other companies	409,846	401,718	(8,128)	(2)

Subtotal	710,533	670,821	(39,712)	(6)

Overseas
Non-recourse loans	101,579	83,233	(18,346)	(18)
Commercial, industrial companies and other	222,920	367,401	144,481	65

Subtotal	324,499	450,634	126,135	39

Purchased loans*	53,341	42,292	(11,049)	(21)

Total	¥2,315,555	¥2,478,054	¥162,499	7

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

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

Asset quality

Direct financing leases

	As of March 31,
	2014	2015
	(Millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥13,887	¥15,373
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	1.27%	1.26%
Provision as a percentage of average balance of investment in direct financing leases*	0.35%	0.27%
Allowance for direct financing leases	¥15,384	¥15,204
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	1.41%	1.25%
The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases	0.42%	0.33%

*	Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances.

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

Loans not individually evaluated for impairment

	As of March 31,
	2014	2015
	(Millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥6,149	¥6,635
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.28%	0.28%
Provision as a percentage of average balance of installment loans not individually evaluated for impairment*	0.10%	0.36%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥20,257	¥22,743
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.93%	0.96%
The ratio of charge-offs as a percentage of the average balance of loans not individually evaluated for impairment	0.24%	0.29%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated for impairment that are not individually significant and accordingly are evaluated for impairment as a homogeneous group increased 8% to ¥6,635 million as of March 31 2015 compared to March 31, 2014.

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

Loans individually evaluated for impairment

	As of March 31,
	2014	2015
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥135,824	¥101,034
Effect of the application of the accounting standards for the consolidation of VIEs*[1]	15,776	11,877
Impaired loans requiring an allowance	110,775	82,630
Effect of the application of the accounting standards for the consolidation of VIEs*[1]	12,718	11,877
Allowance for loans individually evaluated for impairment*[2]	49,155	34,379
Effect of the application of the accounting standards for the consolidation of VIEs*[1]	6,827	6,930

*[1]	These are the ending balances as of the dates indicated attributable to VIEs requiring consolidation under the accounting standards for consolidation of VIEs under ASU 2009-16 and ASU 2009-17.
[2]	The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥7,839 million in fiscal 2014 and ¥258 million in fiscal 2015, and charge-off of impaired loans was ¥18,296 million in fiscal 2014 and ¥15,346 million in fiscal 2015. New provision for probable loan losses decreased ¥7,581 million compared to fiscal 2014 due to a decrease in the amount of non-performing loan. Charge-off of impaired loans decreased ¥2,950 million compared to fiscal 2014.

The table below sets forth the outstanding balance of impaired loans by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment.

	As of March 31,
	2014	2015
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan
Housing loans	¥7,312	¥5,354
Card loans	2,950	3,741
Other	1,529	2,895

Subtotal	11,791	11,990

Corporate borrowers in Japan
Real estate companies	28,869	15,951
Non-recourse loans	7,868	5,285
Commercial, industrial and other companies	35,810	23,475

Subtotal	72,547	44,711

Overseas
Non-recourse loans	17,034	16,747
Commercial, industrial companies and other	11,377	12,370

Subtotal	28,411	29,117

Purchased loans	23,075	15,216

Total	¥135,824	¥101,034

Provision for doubtful receivables and probable loan losses

We recognize provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of and for the year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥104,264	¥84,796	¥(19,468)	(19)
Direct financing leases	15,830	15,384	(446)	(3)
Loans not individually evaluated for impairment	23,283	20,257	(3,026)	(13)
Loans individually evaluated for impairment	65,151	49,155	(15,996)	(25)
Provision	13,838	11,631	(2,207)	(16)
Direct financing leases	3,651	3,145	(506)	(14)
Loans not individually evaluated for impairment	2,348	8,228	5,880	250
Loans individually evaluated for impairment	7,839	258	(7,581)	(97)
Charge-offs (net)	(28,116)	(25,793)	2,323	(8)
Direct financing leases	(4,351)	(3,774)	577	(13)
Loans not individually evaluated for impairment	(5,469)	(6,673)	(1,204)	22
Loans individually evaluated for impairment	(18,296)	(15,346)	2,950	(16)
Other*	(5,190)	1,692	6,882	—
Direct financing leases	254	449	195	77
Loans not individually evaluated for impairment	95	931	836	880
Loans individually evaluated for impairment	(5,539)	312	5,851	—
Ending balance	84,796	72,326	(12,470)	(15)
Direct financing leases	15,384	15,204	(180)	(1)
Loans not individually evaluated for impairment	20,257	22,743	2,486	12
Loans individually evaluated for impairment	49,155	34,379	(14,776)	(30)

*	Other mainly includes foreign currency translation adjustments and others.

Investment in Securities

	As of and for the year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥930,526	¥1,030,426	¥99,900	11
Japan	855,100	899,144	44,044	5
Overseas	75,426	131,282	55,856	74
Investment in securities	1,214,452	2,846,257	1,631,805	134

Note:	The balance of investment in securities related to our life insurance operations are included in investment insecurities in the consolidated balance sheets. Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.

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

For further information on investment in securities, see Note 9 of “Item 18. Financial Statements.”

Gains on investment securities and dividends

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities	¥19,412	¥50,617	¥31,205	161
Dividends income, other	7,769	5,778	(1,991)	(26)

Total	¥27,181	¥56,395	¥29,214	107

Note:	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.

Gains on investment securities and dividends increased 107% to ¥56,395 million in fiscal 2015 compared to fiscal 2014 due to an increase in net gains on investment securities. Net gains on investment securities increased 161% to ¥50,617 million in fiscal 2015 compared to fiscal 2014 primarily due to the gain on the sale of shares in Monex Group Inc., recorded in fiscal 2015. Dividend income, other decreased 26% to ¥5,778 million in fiscal 2015 compared to fiscal 2014.

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

Life insurance

We reflect all income and losses (other than provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans, real estate under operating leases and other investments held in connection with our life insurance operations as life insurance premiums and related investment income in our consolidated statements of income.

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

Investment in securities as of March 31, 2015 increased 310% to ¥1,909,839 million compared to as of March 31, 2014 as a result of increases in trading securities and available-for-sale debt securities due to the consolidation of HLIKK.

Installment loans, real estate under operating leases and other investments as of March 31, 2015 decreased 41% to ¥68,139 million compared to as of March 31, 2014 as a result of sales of real estate under operating leases and increased principal collected on installment loans.

Sales of goods and real estate, Inventories

	Year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Sales of goods and real estate, Inventories:
Sales of goods and real estate	¥179,884	¥450,869	¥270,985	151
Costs of goods and real estate sold	162,989	402,021	239,032	147
Inventories	106,031	165,540	59,509	56

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

Inventories as of March 31, 2015 increased 56% to ¥165,540 million compared to as of March 31, 2014.

Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2014	2015	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations
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

Expenses

Interest expense

Interest expense decreased 12% to ¥72,647 million in fiscal 2015 compared to fiscal 2014. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2015 increased 6% to ¥5,705,110 million compared to March 31, 2014.

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

Employee salaries and other personnel expenses account for 62% of selling, general and administrative expenses in fiscal 2015, and the remaining portion consists of other expenses, such as rent for office space, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2015 increased 35% year on year mainly due to an increase in the number of consolidated subsidiaries and strong performance of fee business in the Americas.

Write-downs of long-lived assets

As a result of impairment reviews we performed in fiscal 2015 for long-lived assets in Japan and overseas, such as golf courses, office buildings, commercial facilities other than office buildings, condominiums, and land undeveloped or under construction, write-downs of long-lived assets increased 30% to ¥34,887 million in fiscal 2015 compared to fiscal 2014. These write-downs, which are reflected as write-downs of long-lived assets, consist of impairment losses of ¥13,977 million on nine office buildings, ¥3,832 million on three commercial facilities other than office buildings, ¥621 million on one condominium, ¥3,383 million on eight parcels of lands undeveloped or under construction, and ¥13,074 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-downs of other long-lived assets in fiscal 2015 include write-downs of ¥7,737 million of four golf courses.

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

Equity in net income of affiliates

Equity in net income of affiliates increased in fiscal 2015 to ¥30,531 million compared to ¥18,368 million in fiscal 2014 primarily due to contributions from real estate joint ventures in Japan. For discussion of investment in affiliates, see Note 12 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation losses, net

Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased to ¥20,575 million in fiscal 2015 as compared to ¥64,923 million in fiscal 2014 due to gain of ¥58,435 million in earnings recorded in fiscal 2014 from the remeasurement to fair value of the previously held equity interest as a result of our consolidation of DAIKYO. For discussion of divestitures, see Note 3 of “Item 18. Financial Statements.”

Bargain Purchase Gain

We recognized ¥36,082 million in fiscal 2015 due to the acquisition of HLIKK compared to no bargain purchase gain in fiscal 2014. For discussion of acquisitions, see Note 3 of “Item 18. Financial Statements.”

Provision for income taxes

Provision for income taxes in fiscal 2015 was ¥89,057 million, compared to ¥98,553 million in fiscal 2014. The decrease of ¥9,496 million was primarily due to effect of the new Japanese tax law. For discussion of income taxes and the details of the new Japanese tax law, see Note 16 of “Item 18. Financial Statements.”

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

LIQUIDITY AND CAPITAL RESOURCES

Funding Activities

We prioritize funding stability, maintaining adequate liquidity, and reducing capital costs. We formulate and execute on funding policies that are resilient to sudden deterioration in financial markets, and then conduct funding activities in accordance with actual transitions in our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure based on projected cash flows, asset liquidity and our liquidity on hand. In implementation, we adjust our funding plan based on changes in the external funding environment and our funding needs in light of our business activities, and endeavor to maintain flexibility in our funding activities.

In our funding activities during fiscal 2016, we have tried to reinforce our funding structure by diversifying our funding resources, promoting longer maturities, staggering redemption dates and maintaining sufficient liquidity. In fiscal 2016, we also undertook various international funding activities, such as international bond offerings outside Japan. We also have enhanced our use of longer maturities, employed staggered interest and principal repayment dates and endeavored to reduce risk in refinancing by leveling out annual redemption amounts both in borrowing from financial institutions and bonds. As of March 31, 2016, the total balance of cash and cash equivalents and unused committed credit facilities was ¥1,120,323 million. We maintain adequate levels of liquidity and monitor liquidity risk to minimize the effect a sudden market deterioration may have on us and to enable us to sustain our operations.

Our ratio of long-term debt to total debt (excluding deposits) reached 94% as of March 31, 2015 and 92% as of March 31, 2016. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 93% as of March 31, 2015 and 91% as of March 31, 2016. This ratio is a non-GAAP financial measure presented on an adjusted basis, which excludes payables under securitized leases, loan receivables and other assets. For a discussion of this and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP measure, see “Non-GAAP Financial Measures” under this Item 5.

For more information regarding our liquidity risk management, see “Risk Management” under this Item 5.

Group Liquidity Management

ORIX is primarily responsible for accessing liquidity for ORIX Group and for managing the allocation of liquidity to subsidiaries. In managing our capital resources and controlling liquidity risk, we employ various measures, including a cash management system for supplying funds to, and receiving funds from, our major domestic subsidiaries, other than regulated subsidiaries like ORIX Bank and ORIX Life Insurance. Our overseas subsidiaries rely primarily on local funding sources such as borrowings from local financial institutions and issuing bonds in local capital markets, but they may also obtain loans from ORIX. We also support liquidity of overseas subsidiaries by establishing local commitment lines and maintaining a multi-currency commitment line available to ORIX and certain of its overseas subsidiaries.

ORIX Bank and ORIX Life Insurance are our main regulated subsidiaries in terms of liquidity controls, although several other subsidiaries also operate under such regulations. ORIX Bank and ORIX Life Insurance are regulated by Japanese financial authorities. Under relevant regulations, each of them employs prescribed measures to monitor liquidity risk at the entity level and maintains internal policies to manage its portfolios and capital resources on a standalone basis. Each of these subsidiaries met the relevant regulatory threshold relating to measures for monitoring its liquidity risk as of March 31, 2016.

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

Sources of Liquidity

Borrowings from Financial Institutions

ORIX Group borrows from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2016, the number of our lenders exceeded 200. We have promoted regular face-to-face communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. As of March 31, 2015 and 2016, short-term debt from Japanese and foreign financial institutions was ¥195,164 million and ¥247,263 million, respectively, while long-term debt from financial institutions was ¥2,687,434 million and ¥2,724,695 million, respectively.

As is typical in Japan, loan agreements from Japanese banks and insurance companies contain clauses that require us to pledge assets upon request by the lenders when they consider it to be reasonably necessary to preserve their claims. In addition, in certain bank loan agreements the bank is not prohibited from offsetting deposits with any debt for which payment is due, and, under certain conditions, such as default, the bank is not prohibited from offsetting all our debt with deposits. Whether or not such provision is applied depends upon the circumstances at that time. As of the time of filing we have not received any such demand from any lender.

Committed Credit Facilities

We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2015 and 2016 was ¥475,553 million and ¥464,677 million, respectively. Of these figures, the unused amount as of March 31, 2015 and 2016 was ¥419,356 million and ¥389,903 million, respectively. A part of the facilities are arranged to be drawn down in foreign currencies by ORIX and certain of our subsidiaries.

The decision to enter into a committed credit facility is made based on factors including our balance of cash and repayment schedules of short-term debt such as CP.

Some of these committed credit facility agreements include financial covenants, such as the maintenance of a minimum ORIX Corporation shareholders’ equity ratio. In addition, the majority of our committed credit facilities require the relevant obligor to represent and warrant that there has been, among other things, no material negative change in its financial condition since the date of the relevant agreement. As of March 31, 2016, we were in compliance with all of our financial covenants and have been able to make the necessary representations and warranties concerning our financial condition.

Debt from the Capital Markets

Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of leases, loans receivables and other assets.

Bonds and MTNs

We regularly issue straight bonds and MTNs domestically and internationally to diversify our funding sources and maintain longer liability maturities. In fiscal 2016, we issued ¥75,000 million bonds in Japan. We also issued US$300 million, Thai baht 2,000 million, Korean won 110,000 million and Malaysian ringgit 150 million of bonds and MTNs outside Japan.

Domestic straight bond issuances are divided mainly into bonds for institutional investors and bonds for individual investors. As of March 31, 2015 and 2016, the balance of straight bonds issued by ORIX for domestic institutional investors was ¥323,100 million and ¥254,900 million, respectively, while the balance of straight bonds issued by ORIX for individual investors was ¥534,943 million and ¥530,860 million, respectively. The balance of straight bonds issued outside Japan, which includes SEC-registered U.S. dollar-denominated straight bonds, was ¥229,340 million and ¥56,330 million as of March 31, 2015 and 2016, respectively. The balance of bonds issued by subsidiaries as of March 31, 2015 and 2016 was ¥31,383 million and ¥35,414 million, respectively.

The total balance of MTNs issued as of March 31, 2015 and 2016 was ¥35,110 million and ¥62,653 million, respectively, of which MTNs amounting to ¥9,386 million and ¥9,293 million, respectively, were issued by foreign subsidiaries.

We plan to continue to issue straight bonds and MTNs in a balanced manner to institutional and individual investors both inside and outside Japan in line with our strategy of maintaining longer maturities and diversified funding sources.

CP

We offer CP in the form of direct paper as a direct financing source, and have successfully obtained a diverse range of investors such as investment trusts, life insurance companies, casualty insurance companies and other financial institutions, as well as private corporations. We consider our liquidity levels and stagger the dates of issuance and the maturity over time so as to avoid significant overlap. The balance of outstanding CP as of March 31, 2015 and 2016 was ¥89,621 million and ¥102,361 million, respectively.

Securitization

We securitize leases and loan receivables and other assets in Japan and securitize loan receivables outside Japan. We recognize liabilities consolidated with such investments as our liabilities when required under applicable accounting standards. The total amount of payables under securitized lease and loan receivables and other assets as of March 31, 2015 and 2016 was ¥291,635 million and ¥276,054 million, respectively.

Deposits

ORIX Bank and ORIX Asia Limited each accept deposits from customers. These deposit taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

The majority of deposits are attributable to ORIX Bank, which attracts both corporate and retail deposits, and which has seen sustained growth in deposits outstanding. Deposit balances of ORIX Bank as of March 31, 2015 and 2016 were ¥1,287,057 million and ¥1,396,547 million, respectively.

Short-term and long-term debt and deposits

Short-term Debt

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Short-term debt(1):
Borrowings from financial institutions	¥195,164	¥247,263	¥52,099	27
Commercial paper	89,621	102,361	12,740	14

Total short-term debt	¥284,785	¥349,624	¥64,839	23

(1)

The above table does not include the following liabilities of consolidated VIEs as of March 31, 2015 and 2016, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries.

Short-term debt as of March 31, 2016 was ¥349,624 million, representing 8% of total debt (excluding deposits) as of March 31, 2016, while the ratio was 6% of total debt excluding deposits as of March 31, 2015. As of March 31, 2016, 71% of short-term debt was borrowings from financial institutions.

Long-term debt

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Long-term debt(2):
Borrowings from financial institutions	¥2,687,434	¥2,724,695	¥37,261	1
Bonds	1,118,766	877,504	(241,262)	(22)
Medium-term notes	35,110	62,653	27,543	78
Payable under securitized lease, loan receivables and investment in securities	291,635	276,054	(15,581)	(5)

Total long-term debt	¥4,132,945	¥3,940,906	¥(192,039)	(5)

(2)

The above table includes the following liabilities of consolidated VIEs as of March 31, 2015 and 2016 for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries.

	As of March 31,
	2015	2016
	(Millions of yen)
Long-term debt(2):
Borrowings from financial institutions	¥160,594	¥201,098
Bonds	1,985	2,000
Payable under securitized lease, loan receivables and investment in securities	291,637	276,054

Long-term debt as of March 31, 2016 was ¥3,940,906 million, representing 92% of total debt (excluding deposits) as of March 31, 2016, while the ratio was 94% of total debt excluding deposits as of March 31, 2015. Borrowings from financial institutions comprised 69% of the long-term debt as of March 31, 2016.

Approximately 50% of interest paid on long-term debt in fiscal 2016 was fixed rate interest, with the remainder being floating rate interest based mainly on TIBOR or LIBOR.

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

Deposits

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Deposits(3)	¥1,287,380	¥1,398,472	¥111,092	9

(3)	VIEs did not have any deposits as of March 31, 2015 and 2016.

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

Year Ended March 31, 2016 Compared to Year Ended March 31, 2015

Cash and cash equivalents decreased by ¥97,098 million to ¥730,420 million compared to March 31, 2015.

Cash flows provided by operating activities were ¥510,562 million during fiscal 2016, up from ¥257,611 million during fiscal 2015 due primarily to an increase in net income, a decrease in a previous decrease in policy liabilities and policy account balances and an increase in income taxes payable, net.

Cash flows used in investing activities were ¥552,529 million during fiscal 2016, up from ¥467,801 million during fiscal 2015. This change was primarily due to increases in purchases of lease equipment and investment in affiliates, in addition to decreases in proceeds from sales of operating lease assets and principal collected on installment loans.

Cash flows used in financing activities were ¥48,001 million during fiscal 2016 compared to the inflow of ¥213,432 million during fiscal 2015. This change was primarily due to an increase in repayment of debt with maturities longer than three months.

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

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2016, we had commitments for the purchase of equipment to be leased in the amount of ¥1,033 million. For information on commitments, guarantees and contingent liabilities, see Note 33 of “Item 18. Financial Statements.”

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

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2016.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Commitments:
Guarantees	¥493,125	¥72,518	¥122,553	¥142,863	¥155,191
Committed credit lines and other	436,331	122,818	56,338	25,739	231,436

Total commercial commitments	¥929,456	¥195,336	¥178,891	¥168,602	¥386,627

One of our U.S. subsidiaries is authorized to underwrite, originate, fund and service multi-family and senior housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for this delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risks of the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥174,322 million as of March 31, 2016.

The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae, including among others, that: the mortgage meets Fannie Mae requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty has been breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae for any related losses incurred. The subsidiary had no such repurchase claims during fiscal 2016.

For a discussion of commitments, guarantee and contingent liabilities, see Note 33 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the maturities of contractual cash obligations as of March 31, 2016.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Contractual cash obligations:
Deposits	¥1,398,472	¥920,685	¥345,021	¥132,766	—
Long-term debt	3,940,906	858,090	1,372,384	841,886	868,546
Operating leases	67,241	7,959	12,132	9,451	37,699
Unconditional purchase obligations of lease equipment	1,033	462	518	37	16
Unconditional noncancelable contracts for computer systems	10,674	3,385	5,342	1,926	21
Interest rate swaps:
Notional amount (floating to fixed)	259,556	7,905	83,951	31,043	136,657
Notional amount (fixed to floating)	3,000	0	3,000	0	0

Total contractual cash obligations	¥5,680,882	¥1,798,486	¥1,822,348	¥1,017,109	¥1,042,939

Items excluded from the above table include short-term debt of ¥349,624 million, trade notes, accounts and other payable of ¥266,216 million and policy liabilities and policy account balances of ¥1,668,636 million as of March 31, 2016. For information on pension plans and derivatives, see Notes 17 and 29 of “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.

For a discussion of debt and deposit-related obligations, see Notes 14 and 15 of “Item 18. Financial Statements.”

RECENT DEVELOPMENTS

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers” —ASC 606 (“Revenue from Contracts with Customers”)) was issued. The core principle of this Update is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply a five-step model to determine when to recognize revenue, and in what amount. The five steps to apply the model are:

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

In April 2016, Accounting Standards Update 2016-10 (“Identifying Performance Obligations and Licensing”—ASC 606 (“Revenue from Contracts with Customers”)) was issued as an amendment of the new revenue standard. This Update adds further guidance on identifying performance obligations and also improves the operability and understandability of the licensing implementation guidance. The amendments do not change the core principle of the guidance in ASC 606.

In May 2016, Accounting Standards Update 2016-12, (“Narrow-Scope Improvements and Practical Expedients”—ASC 606 (“Revenue from Contracts with Customers”)) was issued as an amendment of the new revenue standard. This Update (1) clarifies the objective of the collectibility criterion for applying paragraph 606-10-25-7; (2) permits an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specifies that the measurement date for non-cash consideration is contract inception; (4) provides a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarifies that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarifies that an entity that retrospectively applies ASC606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption.

These Updates are effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2017. Early adoption is permitted only for the fiscal year beginning after December 15, 2016, and interim periods within the fiscal year. An entity should apply the amendments in these Updates using either a retrospective method or a cumulative-effect method. The entity may elect some optional practical expedients when applying these Updates. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying these Updates as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. The Company and its subsidiaries are currently evaluating the effect that the adoption of these Updates will have on the Company and its subsidiaries’ results of operations or financial position.

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

In August 2014, Accounting Standards Update 2014-15 (“Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”—ASC 205-40 (“Presentation of Financial Statements—Going Concern”)) was issued. This Update requires an entity to perform a going concern assessment by evaluating their ability to meet obligations for a look-forward period of one year from the financial statement issuance date (or date the financial statements are available to be issued). Disclosures are required if it is probable an entity will be unable to meet its obligations within the look-forward period. Incremental substantial doubt disclosure is required if the probability is not mitigated by management’s plans. This Update is effective for the first fiscal year ending after December 15, 2016 and fiscal years and interim periods thereafter. Early adoption is permitted. The Update only relates to certain disclosure requirements and the adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

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

In February 2015, Accounting Standards Update 2015-02 (“Amendments to the Consolidation Analysis”—ASC 810 (“Consolidation”)) was issued. This Update requires an entity to change the way to evaluate whether reporting entities should consolidate limited partnerships and similar legal entities, fees paid to a decision maker or service provider are variable interest in a VIE, and variable interests in a VIE held by related parties of the reporting entity require the reporting entity to consolidate the VIE. Additionally, the amendments in this Update rescind the indefinite deferral of FASB Statement No.167 (“Amendments to FASB Interpretation No.46(R)”), included in Accounting Standards Update 2010-10 (ASC 810 (“Consolidation”)) for certain investment companies and similar entities. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. A reporting entity is permitted to apply the amendments in this Update using either a modified retrospective approach or a full retrospective approach. Early adoption is permitted. If an entity adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

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

In July 2015, Accounting Standards Update 2015-11 (“Simplifying the Measurement of Inventory”—ASC 330 (“Inventory”)) was issued. This Update applies to all inventory except for which is measured using last-in, first-out (LIFO) or the retail inventory method, and requires an entity to measure inventory at the lower of cost and net realizable value. Additionally, this Update defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2016. The amendments in this Update should be applied on a prospective basis. Early adoption is permitted. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In September 2015, Accounting Standards Update 2015-16 (“Simplifying the Accounting for Measurement-Period Adjustments”—ASC 805 (“Business Combinations”)) was issued. This Update requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. This Update is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The amendments in this Update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update. Early application is permitted for financial statements that have not yet been issued. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations and financial position will depend on future transactions.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments -Overall”)) was issued. This Update revises accounting related to the classification and measurement of equity investments. This Update also revises the presentation of certain fair value changes for financial liabilities measured at fair value. Additionally, this Update amends certain disclosure requirements associated with the fair value of financial instruments. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application to financial statements of fiscal years or interim periods that have not yet been issued are permitted as of the beginning of the fiscal year of adoption. The amendments in this Update should be applied by means of cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company and its subsidiaries are currently evaluating the effect that adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In February 2016, Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) was issued. This Update requires a lessee to recognize most leases on-balance sheet. Lessor accounting remains substantially similar to current U.S.GAAP but with some important changes. This Update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied by means of cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. The Company and its subsidiaries are currently evaluating the effect that adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In March 2016, Accounting Standards Update 2016-07 (“Simplifying the Transition to the Equity Method Accounting”—ASC 323 (“Investments—Equity Method and Joint Ventures”)) was issued. This Update eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. This Update also requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and requires that an entity that has an available-for sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. This Update is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The amendments in this Update should be applied prospectively. Early application is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

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

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of March 31, 2016, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude the impact of consolidating certain VIEs on our assets and liabilities as a supplement to financial information calculated in accordance with U.S. GAAP enhances understanding of the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these accounting standards.

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

		As of March 31,
		2014	2015	2016
		(Millions of yen, except ratios and percentage data)
Total assets	(a)	¥9,066,961	¥11,443,628	¥10,996,906
Deduct: Payables under securitized leases, loan receivables and others*		253,827	291,635	276,054
Adjusted total assets	(b)	8,813,134	11,151,993	10,720,852
Short-term debt	(c)	308,331	284,785	349,624
Long-term debt	(d)	3,852,668	4,132,945	3,940,906
Deduct: Payables under securitized leases, loan receivables and others*		253,827	291,635	276,054
Adjusted long-term debt	(e)	3,598,841	3,841,310	3,664,852
Long- and short-term debt (excluding deposits)	(f) = (c) + (d)	4,160,999	4,417,730	4,290,530
Adjusted long- and short-term debt (excluding deposits)	(g) = (c) + (e)	3,907,172	4,126,095	4,014,476
ORIX Corporation Shareholders’ Equity	(h)	1,919,346	2,152,198	2,310,431
Deduct: The cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010		(5,195)	(3,060)	(411)
Adjusted ORIX Corporation Shareholders’ Equity	(i)	1,924,541	2,155,258	2,310,842
ORIX Corporation Shareholders’ Equity Ratio	(h) / (a)	21.2%	18.8%	21.0%
Adjusted ORIX Corporation Shareholders’ Equity Ratio	(i) / (b)	21.8%	19.3%	21.6%
D/E ratio	(f) / (h)	2.2x	2.1x	1.9x
Adjusted D/E ratio	(g) / (i)	2.0x	1.9x	1.7x
Long-term debt ratio	(d) / (f)	93%	94%	92%
Adjusted long-term debt ratio	(e) / (g)	92%	93%	91%

*	These deductions represent amounts recorded as liabilities and included in long-term debt on the consolidated balance sheet.

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

Risk Control

ORIX Group allocates management resources by taking into account Group-wide risk preference based on management strategies as well as the strategy of individual business units. Our board of directors and executive officers evaluate the performance and profitability of each business unit, and the executive officers take the responsive measures they deem necessary to control risk. This process enables us to control the balance sheet and allocate more management resources to business units viewed as having greater growth potential.

ORIX Group, in addition to monitoring by business unit, monitors risks on an individual transaction and total portfolio basis.

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

We recognize certain assets that require extra monitoring, including credit extended to debtors who have petitioned for bankruptcy or civil rehabilitation, or other insolvency proceedings, or whose bank transactions have been suspended, bills have been dishonored, or debts have not been collected for three months or more. The relevant business units, in cooperation with the credit department, take steps to secure collateral or other guarantees and to begin the collection process. The accumulated collection knowhow from sending an initial reminder to actively seizing collateral is consolidated in the credit department and is reflected in our evaluation criteria for individual credit transactions and portfolio analysis.

Business Risk Management

We define business risk as uncertainties related to new business areas, potential obsolescence of the products or services we offer or a decline in their quality, and variability in market prices for the types of products or services we offer.

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

We generally manage exchange rate risk by using foreign currency-denominated loans, foreign exchange contracts and currency swaps to hedge exchange rate volatility in our business transactions in foreign currencies and overseas investments. We properly monitor and manage exchange rate risk of unhedged foreign currency denominated assets and retained earnings of foreign subsidiaries using appropriate indicators such as the VaR (value at risk) and adjusting hedge positions as needed based on changes in the market environment at any given time.

We manage counterparty credit risk and other risks involved in hedging derivative transactions in accordance with internal rules on derivative transaction management.

For assets under management in our banking business, our life insurance business and our overseas operations, we regularly monitor monetary policies, macroeconomic indicators and securities and financial market trends, and manage our asset portfolios by analyzing individual security price movements and gains and losses. Market volatility is managed according to guidelines that include fixed loss amounts and decreases in position. Our credit department monitors our compliance with the guidelines.

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

ORIX Bank and ORIX Life Insurance are engaged in retail financial activities for individual customers and are regulated by Japanese financial authorities. They are required to manage liquidity risk independently from other ORIX Group companies based on internal regulations formulated according to the relevant regulations.

ORIX Bank maintains the required liquidity levels by holding highly liquid assets such as cash and government and corporate bonds and by setting an upper limit for capital market-based funding. In addition, it regularly monitors the status of these measures, estimates the tightness of cash flows under different scenarios and conducts stage-by-stage management of liquidity risk accordingly.

ORIX Life Insurance conducts stress tests on insured events and ensures the necessary liquidity by holding assets with high liquidity such as cash and cash equivalents and securities above a certain ratio against the balance of a liability reserve and setting maximum limits for holding held-to-maturity securities.

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

For business transactional agreements, we have established an approval process involving the legal department in accordance with our prescribed internal rules. In addition, depending on the size and importance of a given transaction, we might also utilize the expertise of outside lawyers. To ensure that proper legal procedures are followed in connection with potential disputes and litigation, we require that the legal department, the compliance department and the credit department be involved in the management of such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties.

The administration department monitors the use of intellectual property and takes necessary measures, if and when potential infringement of third party intellectual property rights is discovered.

Overseas, each Group company works to avoid, prevent and mitigate risks by utilizing in-house legal functions and, when necessary, by engaging outside lawyers and other advisers.

Operational Risk Management

We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Operational risk is inherent in our business and includes compliance risk and fiduciary risk. Compliance risk is the risk of financial loss, regulatory sanction or damage to our reputation resulting from a failure by ORIX Group to comply with applicable laws and regulations where it conducts its business and ORIX Group’s internal policies, rules and procedures and may encompass legal risk when applicable laws and regulations are violated. Fiduciary risk is the risk of loss resulting from a failure to properly exercise discretion when acting on behalf of our customers and clients.

Each ORIX department conducts a compliance annual program to address material risks at the Group level. The internal audit department conducts monitoring activities based on an annual internal audit plan that focuses on material risks. The department endeavors to prevent the occurrence of events that could negatively affect Group management and seeks to strengthen the risk management function through monitoring activities.

The compliance department supports the business and operations functions by implementing and maintaining compliance programs designed to identify and manage compliance risks in each jurisdiction where ORIX does business and to support a strong culture of compliance throughout the Group.

In fiscal 2016, ORIX undertook to enhance compliance risk management in its global businesses and in connection with that effort updated its Principles of Conduct and introduced a Code of Conduct and Ethics to increase compliance awareness among its directors, executive officers and employees throughout the Group.

IT planning department and ORIX Computer Systems Corporation endeavor to reduce operational risk including risks of cyber-attacks and other information security threats through the maintenance and operational administration of internal systems.

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

With respect to real estate investment, before making an investment decision we evaluate the actual cash flow performance of the target as against the initial plan and forecasts, and monitor investment strategies and schedules after execution. Upon a major divergence from the initial forecast, we reevaluate our strategy. In addition, when we invest in large scale or long term projects, we consider diversifying risk by making joint investments with our partners.

For development and leasing properties, we monitor development and retention schedules and NOI yield. We capitalize on the Group’s network to improve occupancy rates and promote sales.

In our facility operation business, we monitor performance indicators such as occupancy, utilization rates and profitability. We conduct market analysis and take initiatives to improve the desirability of our facilities, such as through renovations. To improve the quality of our services and facilities, we strive to take into consideration customers’ feedback and also implement training programs for our employees.

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

When making investment decisions in the principal investment business, we conduct a credit evaluation, analyzing the investee’s credit risk and assessing its cash flow, as is done for credit examinations. In addition, we perform a multi-faceted evaluation on the characteristics of the business operation and investment scheme, in which administrative departments such as the accounting and legal departments are also involved. After the initial investment, individual transactions are monitored for divergence from the initial scenario.

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

Retail Segment

The main risk in the life insurance business is business risk and market risk, in particular, the risk associated with underwriting insurance contracts.

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

Regarding each housing loan we extend for the purchase of condominiums and apartments for investment purposes, we conduct screenings through individual interviews, which consist of a comprehensive evaluation including not only the client’s ability to repay but also the cash flows that can be derived from the property and its collateral value. Throughout this process, we utilize the real estate market information, industry know-how and network we have built for many years.

Decision making for corporate loans is based on an investigation of the client’s performance, business plan, the purpose of the loan, the expected source of repayment and industry trends. We also reduce risks by avoiding overconcentration in particular business types and products in our portfolio.

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

Overseas Business Segment

In the Overseas Business segment, credit risk is the main risk of the leasing and loan businesses operated by local subsidiaries which are located mainly in Asia.

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

Regarding credit risk, at the time on investment is made, we assign an internal credit rating to each investment or loan taking into consideration the credit status and the collateral status and continuously monitor the credit status. For any investments and/or loans of which the rating has reached or exceeded the caution level, our policy requires management to determine the necessity of a provision for doubtful receivables and probable loan losses or an impairment.

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

In January 2014, the Financial Stability Board (“FSB”)—an international standard-setting authority—proposed a methodology for assessing and designating non-bank non-insurer global systemically important financial institutions (“NBNI G-SIFIs”). In March 2015, the FSB and the International Organization of Securities Commissions, jointly published a revised proposal for public comment, and in July 2015, the FSB announced its decision to wait to finalize the assessment methodologies until it completes its assessment of financial stability risks from asset management activities. It is currently unclear when the assessment methodologies framework will be finalized, what form a final framework may take, what policy measures will be recommended to apply to NBNI G-SIFIs, and whether ORIX or any of its affiliates ultimately would be designated as a NBNI G-SIFI.

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

ORIX’s corporate governance system is characterized by:

•	separation of operation and oversight through a “Company with Nominating Committee, etc.” board model;

•	Nominating, Audit and Compensation Committee are each formed entirely by non-executive directors and the Audit Committee is formed entirely by outside directors;

•	all outside directors satisfy strict conditions for independence; and

•	all outside directors are highly qualified in their respective fields.

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

Based on these principles, our board of directors possesses oversight function and, under the “Company with Nominating Committee, etc.” board model which we adopted in June 2003, delegates certain responsibilities to three committees to carry out the role of effective governance. Please see the history of ORIX’s corporate governance system below.

Oversight by directors is separate from the execution of operations within the three committees (Nominating, Audit and Compensation Committees) that form the heart of the board of directors. Each committee is formed entirely by non-executive directors to help avoid conflicts of interest with our shareholders.

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

The “Company with Nominating Committees, etc.” board model, as stipulated under the Companies Act of Japan, requires the establishment of three board of director committees: the Nominating, Audit and Compensation Committees. Each committee is required to consist of three or more directors, a majority of whom must be outside directors. Directors may serve on more than one committee. The term of office of committee members is not stipulated under the Companies Act of Japan. However, as a committee member must be a director of the Company, the term expires at the close of the first annual general meeting of shareholders after his or her election. Under the Companies Act of Japan, an outside director is defined as a director who does not have a role in executing the Company’s business, meaning those who have not assumed in the past ten years the position of a representative director or a director with the role of executing the business, executive officer (shikkou-yaku), manager or any other employee of the Company or its subsidiaries, and who does not currently assume such position of such company or subsidiaries. (See Item 16G “Corporate Governance”.)

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

The board of directors carries out decisions related to items that, either as a matter of law or pursuant to our Articles of Incorporation, cannot be delegated to executive officers, and important items as determined by the regulations of the board of directors. The board of directors is responsible for deciding and monitoring ORIX’s policies on a regular basis, which include corporate planning such as capital management, fund procurement, personnel strategies and policy of internal control. Aside from such items, the board of directors delegates decision-making regarding operational execution to representative executive officers. The board of directors also receives reports from executive officers and committees regarding the status of business operations and finances.

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

From April 1, 2015 through March 31, 2016, the board of directors met eight times. The attendance rate of directors for these meetings was 97%.

The board of directors as of June 23, 2016 includes 13 members, six of whom are outside directors.

Composition and size of Board of Directors

The board of directors is composed of directors, including outside directors, that possess broad knowledge and experience. The number of directors on the board is also maintained at the level we consider to be appropriate for effective and efficient board discussion.

Structure and Activities of the Three Committees

As of June 23, 2016, all three committees (Nominating, Audit and Compensation Committees) consisted of non-executive directors, and the Audit Committee consisted entirely of outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 23, 2016	6 Members (Outside Directors: 5) Nobuaki Usui (Chairperson) Robert Feldman Takeshi Niinami Ryuji Yasuda Hideaki Takahashi Heizo Takenaka	4 Members (Outside Directors: 4) Eiko Tsujiyama (Chairperson) Nobuaki Usui Ryuji Yasuda Heizo Takenaka	5 Members (Outside Directors: 4) Robert Feldman (Chairperson) Eiko Tsujiyama Takeshi Niinami Ryuji Yasuda Hideaki Takahashi
Number of meetings held during fiscal 2016 (Attendance rate)	Three (3) meetings (89%)	Ten (10) meetings (98%)	Five (5) meetings (92%)

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

Furthermore, the Nominating Committee ensures that composition of the board of directors overall possesses the right balance of knowledge, experience, and expertise, and the diversity of which, by setting certain criteria for the decision making process of directors’ appointment. The Nominating Committee also nominates executive officer candidates to the board of directors following assessment of the candidates’ past experience, knowledge, and his/her fit for the position to execute business decisions in the company’s existing and new businesses.

Nomination criteria for director candidates:

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

(5)	No individuals may be a member of the executive board (limited to those who execute business) or be a person executing business (including an officer, corporate member or employee who executes business of the organization) of any organization (including public interest incorporated associations, public interest incorporated foundations and non-profit corporations) that have received a large amount of donation or assistance (annual average of 10 million yen or higher over the past three fiscal years) from the ORIX Group.

(6)	No individuals may have served as an accounting auditor or accounting counselors (kaikei san-yo), a certified public accountant (or a tax accountant) or a corporate member, a partner or an employee of an audit firm (or a tax accounting firm) who personally performed the audit work (excluding engagement as a supporting role) for ORIX Group in any fiscal year of the preceding four fiscal years.

(7)	None of the individuals’ family members* falls under any of the following:

i)	A person who was an executive officer or important employee of the ORIX Group during the past three years.

ii)	A person who falls under one of the criteria specified in (1) through (3), (5) and (6) above; provided, however, that criterion (1) is limited to an executive officer, criterion (2) is limited to a corporate member or a partner of the corporation or other entity and criterion (6) is limited to an executive officer or an employee who performs the audit on the ORIX Group in person.

* Family members include a spouse, those related within the second degree by consanguinity or affinity, or other kin living with the outside director.

(8)	There must be no material conflict of interest or any possible conflict of interest that might influence the individual’s judgment in performing their duties as an outside director.

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

Under the “Company with Nominating Committees, etc.” board model, the directors who compose the Audit Committee are not permitted to be executive officers, executive directors, managers, any other employees or accounting counselors (kaikei san-yo) of the Company or its subsidiaries. Under the “Company with Nominating Committees, etc.” board model, the Audit Committee generally has powers and duties to monitor the performance of the directors and executive officers in the performance of their responsibilities, as well as the right to propose the appointment or dismissal, or to pass resolutions for refusing reappointment of the Company’s independent certified public accountants at the annual general meeting of shareholders. Any proposal for appointment or dismissal of a certified public accountant needs to be submitted to a general meeting of shareholders for approval. In furtherance of its responsibilities, the Audit Committee has the power to request a report of business operations from any director, executive officer, manager or other employee at any time, and to inspect for itself the details of the Company’s business operations and financial condition.

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

Executive Officers

Under the “Company with Nominating Committees, etc.” board model, and within the scope of laws and ordinances, corporate decisions reached at the board of directors meeting are delegated to the executive officers to accelerate and achieve efficiency in business operations. The representative executive officer makes our important business execution decisions after deliberations by the Investment and Credit Committee (“ICC”) in accordance with the various regulations of the Company. The business execution duties of executive officers are decided by the board of directors and the representative executive officer and these duties are carried out based upon the various regulations of the Company. Group executives are appointed by the board of directors from among directors and executive officers of Group companies.

Important decision-making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:

Investment and Credit Committee

The ICC, which includes members of top management and the executive officers involved with a given transaction, is held on average three times a month primarily to deliberate and decide on credit transactions and investments that exceed certain specified investment or credit amounts, important matters related to the management of the Company and matters that have been entrusted to representative executive officer by the board of directors. Matters considered crucial to our operations are decided by the ICC and reported to the board of directors as appropriate.

Group Executive Officer Committee

The Group Executive Officer Committee, in which executive officers and group executives of the Company participate, are held on a monthly basis to share important information related to the business execution of ORIX Group.

Monthly Strategy Meetings

Monthly Strategy Meetings include meetings between top management and the management in charge of individual departments and business units to discuss matters such as the state of achievement of strategic targets and changes in the business environment. Matters of key importance discussed at Monthly Strategy Meetings are deliberated and decided by the ICC and reported to the board of directors as necessary.

Information Technology Management Committee

The Information Technology Management Committee includes members of the top management and the executive officer in charge of information technology (“IT”) systems, and meets once a month to deliberate and approve important matters concerning fundamental policies for IT operations and IT systems. The committee determines the needs of and priorities for IT investment based on ORIX Group’s fundamental IT strategies. This method enables ORIX to ensure that IT decisions are consistent with its business strategies. Furthermore, this enables ORIX to pursue its goal of making IT investments that contribute to business growth and help risk reduction.

Disclosure Committee

The Disclosure Committee, which plays a key role in our disclosure control, is chaired by the CFO and consists of the executive officers in charge of various departments, including: Corporate Planning Department, Treasury Headquarters, Accounting Headquarters, Risk Management Headquarters, Legal and External Relations Department, Group Compliance Department, Group Human Resources and Corporate Administration Headquarters, Group Internal Audit Department and Corporate Communications Department. Upon receiving material information from an executive officer of ORIX Group or the person in charge of an ORIX Group company department, the committee discusses whether or not any timely disclosure is necessary, and takes steps to provide appropriate disclosure of such information.

Policies on Auditing and Auditing System

The Audit Committee has established the following five items as its fundamental policies.

•	The Committee shall always emphasize a consolidated management standpoint in auditing.

•

The Committee shall monitor and verify the formulation and state of operations of the Group’s internal control systems. In particular, it shall consider the validity and effectiveness of compliance systems, systems to ensure the credibility of financial reporting, and risk management systems.

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

•

To ensure the fairness and credibility of audits, the Committee shall monitor and verify whether the accounting auditor is maintaining its independent position and conducting appropriate audits as a professional expert.

Based on these fundamental policies, the Audit Committee verifies the status of performance of duties and the formulation and state of operations of internal control systems with the representative executive officer and the heads of internal control-related and accounting departments, and shares information with the executive officers responsible for the Group Internal Audit Department, the accounting auditor, and others as necessary.

The Auditing function of the Company is as follows.

Function	Number of Personnel	Responsibilities

Audit Committee	4 outside directors

•    Members evaluate the Company’s internal control systems from the independent standpoint of outside directors.

•    The Company bears the costs and expenses associated with the Audit Committee conducting its duties.

•    The Audit Committee may appoint outside experts to conduct its duties if necessary.

Audit Committee Secretariat	3 staff

•    Supports the work of the Audit Committee under the Audit Committee’s instructions.

•    The appointment and evaluation of, changes to, and disciplinary action toward the staff of the Audit Committee Secretariat are carried out by the executive officer responsible for the Group Internal Audit Department with the approval of the Audit Committee.

•    Regarding operations carried out by the Audit Committee Secretariat pursuant to instructions from the Audit Committee, all executive officers shall cooperate, and direct others to cooperate.

Executive Officers Responsible for Group Internal Audit Department	1 executive officer

•    Supports the Audit Committee in collecting information; entrusted by the Audit Committee with attending important meetings within the ORIX Group and accurately reporting information essential to auditing activities to the Audit Committee in a timely manner.

Group Internal Audit Department Group Corporate Auditors	28 staff 13 full-time corporate auditors (as of the end of May 2016)

•    Performs internal audits of the effectiveness of internal control systems, efficiency and effectiveness of operations, compliance, and other factors pertaining to the management of the ORIX Group through a risk-based approach.

•    Jointly monitors critical risk through cooperation with full-time corporate auditors and internal audit functions at group companies.

•    Works to maintain and enhance the ORIX Group’s internal auditing system.

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

In the opinion of management, the provision of non-audit services did not impair the independence of KPMG AZSA LLC.

DIRECTORS

The directors of ORIX as of June 23, 2016 are as follows:

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 23, 2016
Makoto Inoue (Oct. 2, 1952)	Director, Representative Executive Officer, President and Chief Executive Officer	Apr. 1975	Joined ORIX	54,680
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Executive Officer
		Jan. 2006	Corporate Senior Vice President
		Jun. 2009	Corporate Executive Vice President
		Jun. 2010	Director Deputy President
		Jan. 2011	Representative Executive Officer, President and Chief Operating Officer
		Jan. 2014	Co-Chief Executive Officer
		Jun. 2014	Chief Executive Officer

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 23, 2016
Kazuo Kojima (Jul. 5, 1956)	Director, Representative Executive Officer, Deputy President and Chief Financial Officer Responsible for Corporate Planning Department	Apr. 1980	Joined ORIX	33,710
		Apr. 2003	Deputy Head of Real Estate Finance Headquarters
		Feb. 2005	Executive Officer
		Jan. 2007	Corporate Senior Vice President
		Jan. 2008	Corporate Executive Vice President
		Jun. 2008	Director
		Sep. 2012	Responsible for Investment and Operation Headquarters
		Jan. 2014	Responsible for Energy and Eco Services Business Headquarters Head of Global Business and Alternative Investment Headquarters
		Jun. 2015	Representative Executive Officer, Deputy President and Chief Financial Officer
		Jan. 2016	Responsible for Corporate Planning Department

Tamio Umaki (Jan. 16, 1948)	Director, Representative Executive Officer, Deputy President Head of Group Human Resources and Corporate Administration Headquarters Responsible for Secretarial Office Responsible for Group Internal Audit Department	Apr. 1972	Joined ORIX	36,548
		Mar. 1999	Head of Tohoku Area
		Jun. 1999	Executive Officer
		Jan. 2002	Group Executive
		Jan. 2007	Group Senior Vice President
		Oct. 2008	Corporate Senior Vice President Chief Information Officer
		Jan. 2009	Head of Human Resources and Corporate Administration Headquarters
		Jun. 2010	Corporate Executive Vice President
		Jun. 2011	Director
		Jun. 2013	Deputy President
		Sep. 2013	Responsible for Group Legal and Compliance Department Responsible for Group Internal Audit Department
		Oct. 2013	Responsible for Group Compliance Department
		Jan. 2014	Responsible for Secretarial Office
		Jan. 2016	Representative Executive Officer, Responsible for Group Internal Audit Department
		Apr. 2016	Head of Group Human Resources and Corporate Administration Headquarters

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 23, 2016

Katsunobu Kamei (Jul. 8, 1957)	Director, Group Executive Vice President President, ORIX Auto Corporation	Apr. 1980	Joined ORIX	17,256
		Feb. 2005	Deputy Head of Kinki Sales Headquarters
		Jan. 2008	Executive Officer
		Jan. 2011	Group Senior Vice President President, ORIX Auto Corporation
		Jun. 2014	Director Corporate Executive Vice President Head of Domestic Sales Headquarters
		Jun. 2015	Responsible for Corporate Financial Services Segment and Maintenance Leasing Segment
		Jan. 2016	Group Executive Vice President

Yuichi Nishigori (Jan. 28, 1957)	Director, Corporate Executive Vice President Head of Energy and Eco Services Business Headquarters Outside Director, Ubiteq, INC.	Apr. 1980	Joined The Industrial Bank of Japan, Limited (currently, Mizuho Bank, Ltd.)	13,878
		Apr. 2003	Joined ORIX
		Jan. 2007	Deputy Head of Alternative Investment and Development Headquarters
		Jan. 2009	Executive Officer
		Sep. 2011	Acting Head of Investment and Operation Headquarters
		Jan. 2012	Head of Investment and Operation Headquarters
		Sep. 2012	Outside Director, Ubiteq, INC.
		Jan. 2014	Corporate Senior Vice President Head of Energy and Eco Services Business Headquarters
		Jun. 2015	Director
		Jan. 2016	Corporate Executive Vice President

Kiyoshi Fushitani (Nov. 22, 1950)	Director, Corporate Executive Vice President Head of Global Business and Alternative Investment Headquarters Head of East Asia Business Headquarters Head of Global Transportation Services Headquarters	Apr.1973	Joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation)	1,500
		Feb.1975	Joined ORIX
		Sep.2011	Chairman, ORIX Investment Corporation
		Sep.2012	Deputy Head of Global Business and Alternative Investment Headquarters
		Jan.2015	Corporate Senior Vice President
Head of Global Transportation Services Headquarters
		Jun.2015	Head of East Asia Business Headquarters

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 23, 2016
		Jan.2016	Corporate Executive Vice President Head of Global Business and Alternative Investment Headquarters
		Jun.2016	Director

Hideaki Takahashi (Mar. 22, 1948)	Non-Executive Director, Professor, Graduate School of Media and Governance at Keio University Outside Director, Fukuoka Financial Group, Inc.	Aug. 1974	Joined NCR Corporation	0
		Mar. 1992	Deputy President and Representative Director, NCR Japan, Ltd.
		Dec. 1997	Senior Deputy President, NCR Corporation, Chairman and Representative Director, NCR Japan, Ltd.
		Mar. 2000	Deputy President and Representative Director, Fuji Xerox Co., Ltd.
		Jan. 2006	Professor, Graduate School of Media and Governance at Keio University
		Nov. 2006	Part-time Advisor, ORIX
		Apr. 2007	Outside Director, Fukuoka Financial Group, Inc.
		Jun.2014	Non-Executive Director, ORIX Special Advisor to CEO

Eiko Tsujiyama (Dec. 11, 1947)	Outside Director Professor, Faculty of Commerce at Waseda University Corporate Auditor, Mitsubishi Corporation Corporate Auditor, Lawson, Inc. Audit & Supervisory Board Member, NTT DOCOMO, Inc. Audit & Supervisory Board Member, Shiseido Company, Limited	Apr. 1974 Aug. 1980	Certified Public Accountant Assistant Professor, College of Humanities at Ibaraki University	0

		Apr. 1985	Assistant Professor, School of Economics at Musashi University
		Apr. 1991	Professor, School of Economics at Musashi University
		Apr. 1996	Dean, School of Economics at Musashi University
		Apr. 2003	Professor, School of Commerce and the Graduate School of Commerce at Waseda University
		Sep. 2004	Professor, Faculty of Commerce at Waseda University
		Jun. 2008	Corporate Auditor, Mitsubishi Corporation
		Jun. 2010	Outside Director, ORIX
		Sep. 2010	Dean, Graduate School of Commerce at Waseda University
		May 2011	Corporate Auditor, Lawson, Inc.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 23, 2016
		Jun. 2011	Audit & Supervisory Board Member, NTT DOCOMO, Inc.
		Jun. 2012	Audit & Supervisory Board Member, Shiseido Company, Limited

Robert Feldman (Jun. 12, 1953)	Outside Director Managing Director and Chief Economist, Morgan Stanley MUFG Securities Co., Ltd.	Oct. 1983	Economist, International Monetary Fund	0
		May 1989	Chief Economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
		Feb. 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
		Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Jun. 2010	Outside Director, ORIX
		Jul. 2012	Managing Director, Chief Economist and Head of Fixed Income Research, Morgan Stanley MUFG Securities Co., Ltd.
		Mar. 2014	Managing Director and Chief Economist, Morgan Stanley MUFG Securities Co., Ltd.

Takeshi Niinami (Jan. 30, 1959)	Outside Director President and Chief Executive Officer, Member of the Board, Representative Director, Suntory Holdings Limited. Outside Director, Mitsubishi Motors Corporation	Jun. 1995	President, Sodex Corporation (currently LEOC Co., Ltd.)	0
		Apr. 2001	Unit Manager, Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
		May 2002	President, Representative Director and Executive Officer, Lawson, Inc.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 23, 2016
		Mar. 2005	President, Representative Director and CEO, Lawson, Inc
		Jun. 2010	Outside Director, ORIX
		May 2013	Representative Director and CEO, Lawson, Inc.
		May 2014	Chairman and Representative Director, Lawson, Inc. Chairman and Member of the Board, Lawson, Inc.
		Jun. 2014	Outside Director, Mitsubishi Motors Corporation
		Oct. 2014	President and Chief Executive Officer, Member of the Board, Representative Director, Suntory Holdings Limited.

Nobuaki Usui (Jan. 1, 1941)	Outside Director Corporate Auditor, KONAMI HOLDINGS CORPORATION	May 1995	Director-General of the Tax Bureau, Ministry of Finance	0
		Jan. 1998	Commissioner, National Tax Agency
		Jul. 1999	Administrative Vice Minister, Ministry of Finance
		Jan. 2003	Governor and CEO, National Life Finance Corporation (currently Japan Finance Corporation)
		Dec. 2008	Chairman, The Japan Research Institute, Limited
		Jun. 2011	Corporate Auditor of KONAMI CORPORATION (currently KONAMI HOLDINGS CORPORATION)
		Jun. 2012	Outside Director, ORIX

Ryuji Yasuda (Apr. 28, 1946)	Outside Director Outside Director, Daiwa Securities Group Inc. Outside Director, Fukuoka Financial Group, Inc. Outside Director, Yakult Honsha Co., Ltd. Outside Director, Benesse Holdings, Inc.	Jun. 1991	Director, McKinsey & Company	0
		Jun. 1996	Chairman, A.T. Kearney, Asia
		Jun. 2003	Chairman, J-Will Partners, Co., Ltd. Outside Director, Daiwa Securities Group Inc.
		Apr. 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
		Apr. 2007	Outside Director, Fukuoka Financial Group, Inc.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 23, 2016
		Jun. 2009	Outside Director, Yakult Honsha Co., Ltd.
		Jun. 2013	Outside Director, ORIX
		Jun. 2015	Outside Director, Benesse Holdings, Inc.

Heizo Takenaka (Mar. 3, 1951)	Outside Director Professor, Faculty of Regional Development Studies at Toyo University Chairman and Director, PASONA Group Inc. Director, Academyhills Director, Center for Global Innovation Studies at Toyo University	Apr. 1990	Assistant Professor, Faculty of Policy Management at Keio University	0
		Apr. 1996	Professor, Faculty of Policy Management at Keio University
		Apr. 2001	Minister of State for Economic and Fiscal Policy
		Sep. 2002	Minister of State for Financial Services and for Economic and Fiscal Policy
		Jul. 2004	Elected to House of Councillors
		Sep. 2004	Minister of State for Economic and Fiscal Policy and Communications and Privatization of Postal Services
		Oct. 2005	Minister for Internal Affairs and Communications and Privatization of Postal Services
		Dec. 2006	Director, Academyhills
		Aug. 2009	Chairman and Director, PASONA Group Inc.
		Apr. 2010	Professor, Faculty of Policy Management at Keio University
		Jun. 2015	Outside Director, ORIX
		Apr. 2016	Professor, Faculty of Regional Development Studies at Toyo University Director, Center for Global Innovation Studies at Toyo University

Note:	All ORIX directors are engaged full-time except Hideaki Takahashi, Eiko Tsujiyama, Robert Feldman, Takeshi Niinami, Nobuaki Usui, Ryuji Yasuda and Heizo Takenaka.

EXECUTIVE OFFICERS

The executive officers of the ORIX Group as of June 23, 2016, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Shareholdings as of June 23, 2016
Hiroaki Nishina	Vice Chairman	Group Kansai Representative Real Estate Segment Chairman, ORIX Real Estate Corporation President, ORIX Baseball Club Co., Ltd.	46,051
Shintaro Agata	Corporate Executive Vice President	Treasury Headquarters	40,900
Takao Kato	Corporate Senior Vice President	Accounting Headquarters President, ORIX Management Information Center Corporation	15,998
Kazutaka Shimoura	Corporate Senior Vice President	Risk Management Headquarters	7,702
Hideto Nishitani	Corporate Senior Vice President	Chairman and President, ORIX USA Corporation	21,089
Tetsuo Matsumoto	Corporate Senior Vice President	Real Estate Headquarters Finance and Investment Department President, ORIX Real Estate Corporation	11,600
Satoru Katahira	Corporate Senior Vice President	Chief Information Officer OQL Business and Sales Promotion Headquarters IT Planning Office Public Sector Project Management Department	15,055
Shuji Irie	Corporate Senior Vice President	Investment and Operation Headquarters Concession Business Development Department	1,295
Tetsuro Masuko	Executive Officer	District Sales Headquarters	27,172
Satoru Matsuzaki	Executive Officer	Tokyo Sales Headquarters	6,895
Hiroshi Nishio	Executive Officer	Global Business and Alternative Investment Headquarters	1,749
Masaaki Kawano	Executive Officer	Corporate Communications Department Legal and External Relations Department Group Compliance Department Group IoT Business Department Business Development Department I and II Robeco Group	2,124

Name	Title	Areas of duties	Shareholdings as of June 23, 2016
Shinichi Obara	Executive Officer	Kinki Sales Headquarters Group Kansai Deputy Representative	8,655
Shuichi Murakami	Executive Officer	Risk Management Headquarters	3,500
Harukazu Yamaguchi	Executive Officer	Global Business and Alternative Investment Headquarters	679
Kazunori Kataoka	Group Senior Vice President	President, ORIX Life Insurance Corporation	0
Yasuyuki Ijiri	Group Executive	Deputy President, ORIX Auto Corporation	21,339
Hiroko Yamashina	Group Executive	President, ORIX Credit Corporation	32,700

Note:	Name on the family register of Hiroko Yamashina is Hiroko Arai.

EMPLOYEES

As of March 31, 2016, we had 33,333 full-time employees, compared to 31,035 as of March 31, 2015 and 25,977 as of March 31, 2014. We employ 2,635 staff in the Corporate Financial Services segment, 2,609 staff in the Maintenance Leasing segment, 4,312 staff in the Real Estate segment, 11,914 staff in the Investment and Operation segment, 2,457 staff in the Retail segment, 8,166 staff in the Overseas Business segment and 1,240 staff as part of our headquarters function as of March 31, 2016. With the exception of the Overseas Business segment, all other staff are located in Japan. As of March 31, 2016, we had 20,559 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

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

ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥6,478 million, ¥13,032 million and ¥9,417 million in fiscal 2014, 2015 and 2016, respectively.

SHARE OWNERSHIP

As of June 23, 2016, the directors, executive officers and group executives of the Company directly held an aggregate of 407,775 Shares, representing 0.03% of the total Shares issued as of such date.

COMPENSATION

To promote greater management transparency in our governance, we established the Executive Nomination and Compensation Committee in June 1999. Its functions included recommending executive remuneration. In June 2003, we adopted a “Company with Committees” board model and replaced the Executive Nominating and Compensation Committee with separate Nominating and Compensation Committees. For discussion of these committees, see “Item 6.—Directors, Senior Management and Employees—Nominating Committee” and “—Compensation Committee.”

Along with the adoption of the “Company with Committees” board model, ORIX terminated its program for retirement payments to directors and corporate auditors. In connection with the termination of this program, shareholders approved payments of an aggregate maximum amount of ¥3,250 million to directors and ¥50 million to corporate auditors for accumulated payments. The amount, timing and method of payment was approved for each director and corporate auditor by the then newly established Compensation Committee. The payments to individual directors and corporate auditors were based on the length of service and remuneration at the time of termination.

Compensation for directors, executive officers and group executives in fiscal 2016 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Performance- linked compensation (Number of people)	Share component of compensation (Number of people)	Total compensation
Non-Executive Director and Outside Director	¥106	¥0	¥19	¥125
	(9)	(0)	(1)
Executive Officer and Group Executive	830	386	707	1,924
	(31)	(31)	(7)

Total	¥936	¥386	¥726	¥2,049
	(40)	(31)	(8)

Compensation for Makoto Inoue, Representative Executive Officer, President and Chief Executive Officer of ORIX, for fiscal 2016 was ¥97 million in fixed compensation and ¥44 million in performance-linked compensation.

Compensation for Haruyuki Urata, currently Representative Director and President of ORIX Bank, as Representative Executive Officer, Deputy President and Chief Financial Officer of ORIX, for fiscal 2016 was ¥11 million in fixed compensation, ¥5 million in performance-linked compensation and ¥244 million in share component of compensation.

Compensation for Eiji Mitani, currently Chairman of ORIX Interior Corporation, as Corporate Senior Vice President of ORIX, for fiscal 2016 was ¥21 million in fixed compensation, ¥9 million in performance-linked compensation and ¥168 million in share component of compensation.

The Compensation Committee sets the following “Policy of Determining Compensation of Directors and Executive Officers.”

Policy of Determining Compensation of Directors and Executive Officers

Our business objective is to increase shareholder value over the medium- and long- term. We believe in each director and executive officer responsibly performing his or her duties and in the importance of cooperation among different business units in order to achieve continued growth of ORIX Group. The Compensation Committee believes that in order to accomplish such business objectives, directors and executive officers should focus on performance during the current fiscal year, but also on medium- and long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, we take such factors into account when making decisions regarding the compensation system and compensation levels for our directors and executive officers. Taking this basic policy into consideration, we have established separate policies for the compensation of directors and executive officers in accordance with their respective roles.

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

Fixed compensation is, in principal, a certain amount that is added to the compensation of the chairperson and members of each committee. Share-based compensation reflecting medium- to long-term performance is granted in the form of ORIX’s shares, which is calculated based on the number of points earned and accumulated by the individual while in office until retirement.

Compensation Policy for Executive Officers

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while also incorporating a component that is linked to current period business performance. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed component based on positions and duties performed, an annual performance-linked component, and a share-based component* as described above. In addition, based on the outcome of a third-party compensation market research analysis report, we strive to maintain executive officer compensation that is competitive and provides effective incentive.

Each individual’s fixed compensation is based on a standard amount for each position. Annual compensation linked to business performance is based on two indicators. One is the level of consolidated net income target achieved as a company-wide performance indicator, which is adjusted from half of the level-based standard amount within the range of 0% to 200%. The other is the fiscal year results for the areas each executive officer is responsible for as a segment performance indicator, which is adjusted from half of the level-based standard amount within the range of 0% to 200%. Annual compensation linked to business performance for the representative executive officer is based on the level of consolidated net income target achieved as a company-wide performance indicator, which is adjusted from the level-based standard amount within the range of 0% to 200%. Share-based compensation reflecting medium- to long-term performance is granted in the form of a certain number of points based on a standard amount for each position held by an individual while in office, and the actual number of ORIX’s shares granted to an executive officer is calculated based on two indicators. One is the level of consolidated net income target achieved as a company-wide performance indicator, which is adjusted from half of the level-based standard point within the range of 0% to 200%. The other is the fiscal year results for the areas each executive officer is responsible for as a segment performance indicator, which is adjusted from half of the level-based standard point within the range of 0% to 200%. =Share-based compensation for the representative executive officer is based on the level of consolidated net income target achieved as a company-wide performance indicator, which is adjusted from the level-based standard point within the range of 0% to 200%.

*	In June 2005, we introduced the share-based component of compensation, which is a program in which points are annually allocated to directors and executive officers based upon prescribed standards while in office, and the actual number of ORIX’s shares calculated based on the number of accumulated points is provided at the time of retirement. In July 2014, we started to provide these shares through “ The Board Incentive Plan Trust”**. Points granted to the members of each position are determined based on title and seniority in accordance with guidelines set by the Compensation Committee. The Compensation Committee has not set a fixed term in which directors and executive officers must retain the shares after their retirement. The Compensation Committee may restrict the awarding of stock-based compensation to directors and executive officers in the event that such individuals engage in inappropriate behavior while in office that would inflict harm on the Company.
**	The Company entrusts money and has established a trust (the “Board Incentive Plan Trust”) which acquires ORIX’s shares from the stock market for directors and executive officers at the time of retirement using money contributed in advance.

In addition, in June 2005, we established guidelines for ownership of our shares for directors, executive officers and group executives.

The total number of points of the shares component of compensation granted to directors, executive officers and group executives for fiscal 2016 is equivalent to 342,500 points. Under this system, ¥726 million, which is equivalent to 457,583 points accumulated up to the time of retirement, was paid to executive officers who retired during fiscal 2016. As a result, the balance to directors, executive officers and group executives as of March 31, 2016 was 1,642,959 points.

There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of employment.

The following table shows the names of directors, executive officers and group executives who received stock options, and the number of Shares for which they were granted options, under the stock option plans for each year from 2006 to 2008. No stock options were granted for each year from 2009 to 2016. Each unit of the Shares has one vote. We have not issued any preferred shares.

Titles for each individual as of June 23, 2016, unless otherwise described, are as follows:

Name	Title	2006–2008 stock option plans
Makoto Inoue	Director, President and Chief Executive Officer	36,000
Kazuo Kojima	Director, Deputy President and Chief Financial Officer	36,000
Tamio Umaki	Director, Deputy President	34,000
Katsunobu Kamei	Director, Group Executive Vice President	22,000
Yuichi Nishigori	Director, Corporate Executive Vice President	14,400
Kiyoshi Fushitani	Director, Corporate Executive Vice President	0
Hideaki Takahashi	Non-Executive Director	0
Eiko Tsujiyama	Outside Director	0
Robert Feldman	Outside Director	0
Takeshi Niinami	Outside Director	0
Nobuaki Usui	Outside Director	0
Ryuji Yasuda	Outside Director	0

Name	Title	2006–2008 stock option plans
Heizo Takenaka	Outside Director	0
Hiroaki Nishina	Vice Chairman	60,000
Shintaro Agata	Corporate Executive Vice President	36,000
Takao Kato	Corporate Senior Vice President	13,400
Kazutaka Shimoura	Corporate Senior Vice President	13,800
Hideto Nishitani	Corporate Senior Vice President	7,200
Tetsuo Matsumoto	Corporate Senior Vice President	34,000
Satoru Katahira	Corporate Senior Vice President	8,000
Shuji Irie	Corporate Senior Vice President	0
Tetsuro Masuko	Executive Officer	7,600
Satoru Matsuzaki	Executive Officer	7,600
Hiroshi Nishio	Executive Officer	5,200
Masaaki Kawano	Executive Officer	5,200
Shinichi Obara	Executive Officer	13,800
Shuichi Murakami	Executive Officer	7,200
Harukazu Yamaguchi	Executive Officer	4,400
Kazunori Kataoka	Group Senior Vice President	0
Yasuyuki Ijiri	Group Executive	13,800
Hiroko Yamashina	Group Executive	5,600

STOCK OPTION PLAN

We have adopted various incentive plans including a stock option plan. The purpose of our stock option plan is to enhance the link between management, corporate performance and stock price, and, in this way, improve our business results. These plans are administered by the Human Resources Department of ORIX. For further discussion of the stock-based compensation, see Note 19 of “Item 18. Financial Statements.”

At the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, our shareholders approved stock option plans under which ORIX purchased shares from the open market and held them for transfer to directors and executive officers and some employees of ORIX upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executives and certain employees of our subsidiaries and affiliates. From 2009 to 2016, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

Options granted under stock option plans generally expire one year after the termination of the option holder’s service with ORIX Group.

The following is an outline of the stock option plans authorized since 2006:

	Shares granted	Exercise price per Share	Option expiration date
2006 Stock Acquisition Rights Plan	1,942,000	¥2,962	June 20, 2016
2007 Stock Acquisition Rights Plan	1,449,800	¥3,101	June 22, 2017
2008 Stock Acquisition Rights Plan	1,479,000	¥1,689	June 24, 2018

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2016.

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

Name	Number of Shares held	Percentage of Issued shares
	(Thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	118,667	8.96
The Master Trust Bank of Japan, Ltd. (Trust Account)	71,154	5.37
JP Morgan Chase Bank 380055	61,423	4.63
Japan Trustee Services Bank, Ltd. (Trust Account 9)	38,184	2.88
The Chase Manhattan Bank 385036	35,055	2.64
State Street Bank and Trust Company	31,108	2.34
The Bank of New York Mellon SA/NV 10	26,312	1.98
CITIBANK, N.A. -N.Y , AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	25,049	1.89
State Street Bank and Trust Company 505225	20,444	1.54
State Street Bank West Client Treaty 505234	19,925	1.50

ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2016, the percentage of issued Shares held by overseas corporations and individuals was 59.39%. On March 31, 2016, approximately 5,021,883 ADSs were outstanding (equivalent to 25,109,415 or approximately 1.90% of ORIX’s issued Shares as of that date). As of March 31, 2016, all our ADSs were held by two record holders in the United States.

On February 22, 2016, Capital Group submitted a filing to the Kanto Local Finance Bureau indicating that Capital Group, primarily through Capital Research and Management Company, held 78,952,713 Shares, representing 5.96% of ORIX’s outstanding Shares, as part of Capital Group’s assets under management.

On February 12, 2016, Fidelity Group submitted a filing to the Securities and Exchange Commission indicating that FMR LLC held 69,958,035 Shares, representing 5.28% of ORIX’s outstanding Shares, as part of Fidelity Group’s assets under management.

On January 22, 2016, BlackRock, Inc. submitted a filing to the Securities and Exchange Commission indicating that BlackRock, Inc. held 79,842,269 Shares, representing 6.0% of ORIX’s outstanding Shares, as part of BlackRock, Inc.’s assets under management.

RELATED PARTY TRANSACTIONS

To our knowledge, no person beneficially owns 5% or more of any class of the Shares that might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with the Capital Group, the FMR LLC or other shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe that we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

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

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph other than those listed in the table below. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥34,085 million as of March 31, 2016 and did not exceed ¥35,000 million at any time during fiscal 2016.

Each of these loans was made in the ordinary course of business. The following table describes, for each related party borrower, the applicable interest rate (or range of interest rates), the largest aggregate amount outstanding during fiscal 2016 and the aggregate amount outstanding as of March 31, 2016.

Related Party	The largest aggregate amount outstanding during fiscal 2016	Aggregate amount outstanding as of March 31, 2016	Interest rate
	(Millions of yen)		(%)
Flexible Energy Service Co., Ltd.	¥26	¥2	3.2 – 6.0
Plaza Sunroute Co	1,196	1,105	3.5
Sharp Office Rental Corporation	1	0	5.6
THE CHUGIN LEASE CO., LTD.	971	429	1.1
ORIX JREIT Inc.	1,000	0	0.9
YM Leasing Corporation	368	368	1.0 – 1.1
SHIGAGIN LEASE CAPITAL CO., LTD	19	0	0.7 – 1.0
Pacific League Marketing Corporation	60	60	2.9
Torigin Leasing Corporation	154	32	1.0 – 1.2
TOMONY Lease, Inc.	220	140	1.0
BAROQUE JAPAN Ltd.	56	0	4.4

Related Party	The largest aggregate amount outstanding during fiscal 2016	Aggregate amount outstanding as of March 31, 2016	Interest rate
	(Millions of yen)		(%)
Hyakugo Leasing Company Limited	70	50	0.8
Kansai Airports	12,036	12,036	6.5
Wind Power Energy K.K.	220	220	1.3
Hasegawa Holdings Co., Ltd.	100	83	1.5
H&O MEDICAL INC.	2,200	2,200	5.0
Roadsafe Traffic Systems, Inc.	4,045	4,011	6.0
Matawan Pharmaceuticals LLC	4,043	0	11.0
RAM INDUSTRIES INC.	1,032	947	13.0
L&S Mechanical, LLC	424	387	13.0 – 14.0
Ontario Drive & Gear Limited	430	397	13.5
Shipston Equity Holdings, LLC	3,031	2,837	12.0 – 13.0
Magix Airlease Limited	4,106	3,395	9.0
Aisling Airlease Ltd.	14	0	8.0
Tsubaki Marine S.A.	328	0	1.0
Houlihan Lokey, Inc.	5,527	5,071	2.0 – 2.3
Sazanka Marine S.A.	141	130	1.0
Tokyo Yamaki Inc.	85	85	2.7
S-cubism Holdings Inc.	100	100	1.5

We are party to various real estate transactions with ORIX JREIT Inc. (“ORIX JREIT”). The Company has no more ability to exercise significant influence against ORIX JREIT, therefore excluded ORIX JREIT from investment in affiliates accounted for by using the equity method. Our transactions with ORIX JREIT primarily relate to the purchase of our rental properties by ORIX JREIT. These transactions were effected at fair prices based on third-party appraisals, and were valued less than ¥33,600 million in the aggregate for fiscal 2016. We also entered into certain ordinary course of business transactions with ORIX JREIT. These transactions are not material to us, although they may be material to ORIX JREIT.

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

TOKYO STOCK EXCHANGE PRICE PER SHARE

	Price per Share (¥)		Translated into dollars per ADS
	High	Low	High	Low
Fiscal Year ended March 31, 2012	846	555	54	37
Fiscal Year ended March 31, 2013	1,217	642	65	41
Fiscal Year ended March 31, 2014	1,873	1,152	92	61
Fiscal Year ended March 31, 2015
First fiscal quarter	1,679	1,340	83	66
Second fiscal quarter	1,706	1,513	84	69
Third fiscal quarter	1,662.5	1,300.0	73	61
Fourth fiscal quarter	1,788.5	1,312.5	75	57
Fiscal Year ended March 31, 2016
First fiscal quarter	2,022.5	1,687.0	83	71
Second fiscal quarter	1,914.0	1,464.0	76	63
Third fiscal quarter	1,850.5	1,628.0	78	68
Fourth fiscal quarter	1,842.0	1,262.5	75	59
Recent Six Months
December 2015	1,815.0	1,634.5	74	69
January 2016	1,697.0	1,425.5	71	63
February 2016	1,842.0	1,262.5	75	59
March 2016	1,645.5	1,497.5	74	68
April 2016	1,686.5	1,496.5	77	68
May 2016	1,600.5	1,502.5	72	69

NEW YORK STOCK EXCHANGE

The ADS are listed on the New York Stock Exchange under the symbol “IX.”

One ADSs represents five shares. On March 31, 2016, approximately 5,021,883 ADSs were outstanding. This is equivalent to 25,109,415 or approximately 1.90% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by two record holders in the United States.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

	Price per ADS ($)		Average daily trading volume (shares)
	High	Low
Fiscal Year ended March 31, 2012	54.23	36.94	26,119
Fiscal Year ended March 31, 2013	64.53	41.28	12,818
Fiscal Year ended March 31, 2014	91.83	61.24	22,160
Fiscal Year ended March 31, 2015
First fiscal quarter	83.04	66.25	16,265
Second fiscal quarter	84.27	69.00	16,618
Third fiscal quarter	73.36	60.79	26,798
Fourth fiscal quarter	74.69	57.04	26,984
Fiscal Year ended March 31, 2016
First fiscal quarter	82.78	71.26	39,876
Second fiscal quarter	76.38	62.96	26,016
Third fiscal quarter	77.81	67.57	22,261
Fourth fiscal quarter	75.14	58.95	52,768
Recent Six Months
December 2015	73.57	68.56	27,884
January 2016	71.34	62.75	49,639
February 2016	75.14	58.95	51,912
March 2016	73.51	68.37	56,250
April 2016	76.65	67.88	35,321
May 2016	72.21	68.54	29,347

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

Purposes

Our corporate purposes, as provided in Article 2 of our Articles of Incorporation, are to engage in the following businesses: (i) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types; (ii) moneylending business, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, agent for collection of money and other financial business; (iii) holding, investment in, management, purchase and sale of financial instruments such as securities and other investment business; (iv) advice, brokerage and agency relating to the merger, capital participation, business alliance and business succession and reorganization, etc.; (v) financial instruments and exchange business, financial instruments broker business, banking, trust and insurance business, advisory service business relating to investment in commodities, trust agreement agency business and credit management and collection business; (vi) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance; (vii) lease, purchase and sale, ground preparation, development, maintenance and management of real property and warehousing; (viii) contracting for construction, civil engineering, building utility and interior and exterior furnishing, and design and supervision thereof; (ix) management of various facilities for sports, lodging, restaurant, medical treatment, welfare and training and education, and conducting sports, etc.; (x) facility planning, development, maintenance, management and operation of airports, roads, other public facilities and similar kinds of aforementioned facilities and the assumption or undertaking of public works; (xi) production, processing, sale, purchase, research and development of agricultural products, food products and agriculture-related products and facilities; (xii) waste-disposal business; (xiii) trading of emission rights for greenhouse gases and other various subjects; (xiv) supply of various energy resources and the products in relation thereto; (xv) planning, developing, contracting for, lease and sale of, intangible property rights; (xvi) information processing and providing services, telecommunications business; (xvii) business of dispatching workers to enterprise and employment agency business; (xviii) purchase and sale of antiques; (xix) transport business; (xx) brokerage, agency, investigation and consulting for business relating to any of the preceding items, and pension consulting service; (xxi) as a result of holding shares in a subsidiary company engaged in those activities, engaging in business relating to any of the preceding items and managing such company’s business activities; and (xxii) any and all businesses incidental or related to any of the preceding items.

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

DIVIDEND POLICY AND DIVIDENDS

ORIX has paid dividends on the Shares on an annual basis in each year since 1967. With the adoption of a “Company with Committees” board model in June 2003, the board of directors has been responsible for setting the annual dividend per common share since the fiscal year ended March 31, 2004. The board of directors approves annual dividends at the board of directors’ meeting customarily held in May of each year. Following such approval, dividends are paid to holders of record as of the preceding March 31. We have implemented an interim dividend starting from the fiscal year ended March 31, 2016 (dividend calculation based on the retained earnings recorded on September 30, 2015).

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

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS
March 31, 2012	9.00	0.57
March 31, 2013	13.00	0.64
March 31, 2014	23.00	1.12
March 31, 2015	36.00	1.45
March 31, 2016	45.75	2.09

ORIX aims to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at the level in line with its business performance.

Based on this fundamental, dividend is paid twice in the fiscal year and the annual dividend is raised to 45.75 yen per share (interim dividend paid is 22.00 yen per share and year-end dividend is 23.75 yen per share) from 36.00 yen per share in the previous fiscal year.

With regards to the decision of share buyback, ORIX aims to act with flexibility and swiftness while considering various factors such as the adequate level of the Company’s retained earnings, the soundness of financial condition and external factors such as changes in the business environment and share price valuation and its trend.

For the next fiscal year ending on March 31, 2017, we will continue to focus on the optimal balance between securing capital for investment in future profit growth and providing the appropriate level of dividend to shareholders. Furthermore, dividend distribution for the next fiscal year is also scheduled twice a year with an interim dividend and a year-end dividend. The interim dividend for the next fiscal year is projected at 23.00 yen per share. The year-end dividend for the next fiscal year is to be determined.

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

This discussion does not describe all of the tax consequences that may be relevant to a U.S. holder in light of the holder’s particular circumstances (including the application of the provisions of the code known as the Medicare contribution tax) or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding Shares or ADSs as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	regulated investment companies;

•	persons that own or are deemed to own 10% or more of the voting stock of the Company;

•	persons holding the shares or ADSs in connection with a trade or business carried on outside the United States; or

•	persons who acquired Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

We believe we may have been a passive foreign investment company (a “PFIC”) for the year to which this annual report relates. However, because of uncertainties in the manner of application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of our assets as passive or active, our PFIC status is uncertain. In addition, we may be a PFIC in the foreseeable future.

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

Taxation of Distributions

Subject to the PFIC rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Assuming that we are a PFIC, dividends paid by us will not be eligible for the preferential dividend tax rate otherwise available to certain non-corporate U.S. Holders. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Japanese taxes, as discussed above under “Taxation—Japanese Taxation—Shares.” The amount of the dividend will be treated as foreign source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any year during a U.S. Holder’s holding period of the Shares or ADSs, and the U.S. Holder has not made a mark-to-market election for the Shares or ADSs, as described below, the holder will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of Shares or ADSs (including under certain circumstances, a pledge, and under proposed Treasury regulations, a disposition pursuant to certain otherwise tax-free reorganizations) gain recognized by a U.S. Holder would be allocated ratably over its holding period for the Shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for such year, as appropriate, and an interest charge would be imposed on the tax liability allocated to such taxable year. Similar rules would apply to any distribution in respect of Shares or ADSs to the extent it exceeds 125 percent of the average of the annual distributions on Shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter (any such distribution, an “excess distribution”). Any loss realized on a disposition of Shares or ADSs will be capital loss, and will be long-term capital loss if the U.S. Holder held the Shares or ADSs for more than one year. The amount of the loss will equal the difference between the U.S. Holder’s tax basis in the Shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such loss will generally be U.S.-source loss for foreign tax credit purposes.

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

If the Shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of Shares or ADSs would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Shares or ADSs are traded on a qualified exchange for at least 15 days during each calendar quarter. A “qualified exchange” includes the NYSE, on which our ADSs are traded, and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service (“IRS”) has not yet identified specific foreign exchanges that are “qualified” for this purpose. Under current law, the mark-to market election may be available to holders of ADSs because the ADSs will be listed on the NYSE, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. However, even if a U.S. Holder makes a mark-to-market election with respect to our Shares or ADSs, a U.S. Holder will not be able to make a mark-to-market election with respect to any of our subsidiaries that are PFICs.

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

We do not intend to comply with the requirements necessary for a U.S. Holder to make a “qualified electing fund” election, which is sometimes available to shareholders of a PFIC.

Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on excess distributions on shares of a PFIC. These rules could limit the amount of the foreign tax credit that would otherwise have been available.

If a U.S. Holder owns Shares or ADSs during any year in which we are a PFIC, the U.S. Holder will generally be required to file IRS Form 8621 with its federal income tax return with respect to us and with respect to each of our subsidiaries that is a PFIC, subject to certain exceptions.

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

Certain U.S. Holders who are individuals (and under recently finalized Treasury regulations, specified entities that are formed or availed of for purposes of holding certain foreign financial assets) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for financial assets held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the Shares or ADSs.

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

The table of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and long- and short-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2016 were: 4.2% for installment loans, 1.9% for investment in securities (floating and fixed rate), 1.1% for long- and short-term debt and 0.3% for deposits. As of March 31, 2016, the average payment rate of interest rate swaps was 1.0% and the average receipt rate was 0.5%. The average interest rates of financial instruments as of March 31, 2015 were: 3.9% for installment loans, 1.6% for investments in securities (floating and fixed rate), 1.4% for long- and short-term debt and 0.3% for deposits. As of March 31, 2015, the average payment rate of interest rate swaps was 1.0% and the average receipt rate was 1.6%. As of March 31, 2016, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2015. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY

NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2016 Estimated Fair Value
	Year ended and ending March 31,
	2017	2018	2019	2020	2021
	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥256,499	¥129,795	¥107,193	¥67,154	¥56,206	¥288,518	¥905,365	¥903,567
Average interest rate	6.1%	7.7%	7.3%	7.1%	7.6%	4.8%	6.2%	—
Installment loans (floating rate)	¥152,247	¥157,565	¥160,280	¥133,719	¥163,695	¥888,838	¥1,656,344	¥1,627,149
Average interest rate	3.6%	3.8%	3.5%	3.6%	3.7%	2.6%	3.1%	—
Investment in securities (fixed rate)	¥89,099	¥53,279	¥89,857	¥93,970	¥117,663	¥784,469	¥1,228,337	¥1,304,052
Average interest rate	0.7%	1.0%	0.6%	0.7%	0.9%	2.2%	1.7%	—
Investment in securities (floating rate)	¥9,552	¥7,321	¥13,228	¥5,062	¥5,670	¥43,549	¥84,382	¥78,013
Average interest rate	4.0%	5.9%	5.0%	4.1%	5.3%	5.4%	5.1%	—
Liabilities:
Short-term debt	¥349,624	¥—	¥—	¥—	¥—	¥—	¥349,624	¥349,624
Average interest rate	1.3%	—	—	—	—	—	1.3%	—
Deposits	¥920,685	¥223,410	¥121,611	¥52,595	¥80,171	¥—	¥1,398,472	¥1,400,528
Average interest rate	0.2%	0.3%	0.4%	0.4%	0.4%	—	0.3%	—
Long-term debt (fixed rate)	¥518,285	¥457,499	¥313,269	¥150,144	¥226,911	¥285,447	¥1,951,555	¥1,967,850
Average interest rate	1.5%	1.4%	1.5%	1.1%	1.4%	1.0%	1.3%	—
Long-term debt (floating rate)	¥339,805	¥301,985	¥299,631	¥250,070	¥214,761	¥583,099	¥1,989,351	¥1,991,316
Average interest rate	1.2%	0.9%	0.9%	1.1%	1.1%	0.8%	0.9%	—

NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2016 Estimated Fair Value
	Year ended and ending March 31,
	2017	2018	2019	2020	2021
	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥7,905	¥19,487	¥64,464	¥28,275	¥2,768	¥136,657	¥259,556	¥(5,906)
Average pay rate	3.3%	1.9%	0.6%	0.6%	2.2%	1.0%	1.0%	—
Average receive rate	2.9%	1.6%	0.5%	0.4%	1.4%	0.2%	0.5%	—
Notional amount (fixed to floating)	¥0	¥3,000	¥0	¥0	¥0	¥0	¥3,000	¥77
Average pay rate	—	2.0%	—	—	—	—	2.0%	—
Average receive rate	—	2.1%	—	—	—	—	2.1%	—

The above table excludes “purchased loans” for which there is interest rate exposure. We acquire deteriorated credit loans at a discount for which full collection of all contractually required payments from the debtors is unlikely under ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”). We refer to these as “purchased loans.” It is difficult to estimate the timing and extent of collection for these loans. The total book value of our purchased loans as of March 31, 2016 was to ¥30,524 million.

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

We have identified all positions subject to exchange rate including retained earnings accumulated in foreign currencies in our overseas subsidiaries, which is translated to Japanese yen upon consolidation, as a major position subject to exchange rate risk. ORIX shareholders’ equity is accordingly subject to exchange rate risk arising from such translations. For other positions, potential losses in future earnings are calculated using several hypothetical scenarios with 10% changes in the relevant currencies. Based on these scenarios, exchange losses in future earnings were estimated to be ¥1,395 million and ¥1,069 million as of March 31, 2015 and 2016, respectively. The largest such losses were estimated in scenarios where the euro appreciated 10% against the U.S. dollar from the rate in effect on March 31, 2015 and 2016.

Risk of Market Prices in Stocks

We have marketable stocks that are subject to price risk arising from changes in their market prices. Our shareholders’ equity and net income bear risks due to changes in the market prices of these securities. To manage these risks of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2015 and 2016, respectively, and under such circumstances estimate ¥15,493 million and ¥11,135 million decrease in the fair value of our equity securities as of March 31, 2015 and 2016.

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

PAYMENTS TO ORIX FROM THE DEPOSITARY

The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, and proxy voting and related expenses. In fiscal 2016, this amount was $80,250.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

In order to improve the convenience and liquidity of our securities on exchanges where our shares are listed, in accordance with “Action Plan for Consolidating Trading Units” issued in November 2007 by the securities exchanges in Japan, the Company implemented a 10-for-1 stock split of shares of its common stock on March 31, 2013, pursuant to which one hundred shares constitutes one unit as of April 1, 2013. The change resulted in no substantive change in trading unit price levels. As a result of the stock split, the ratio of ADSs to underlying shares changed from 0.5 underlying shares per one ADS to five underlying shares per one ADS. The change has not affected ADS unit price levels or other material ADS terms.

Item 15. Controls and Procedures

As of March 31, 2016, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, as amended). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding the achievement of management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms. There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2016 by using the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2016.

The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our consolidated financial statements as of and for each of the years in the three-year period ended March 31, 2016, as stated in their attestation report which is included in Item 18 (page F-3).

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

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2015 and 2016, KPMG (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥2,440 million and ¥2,338 million, respectively, for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2015 and 2016, KPMG billed us ¥108 million and ¥101 million, respectively, for audit-related services, including services related to due diligence.

TAX FEES

In fiscal 2015 and 2016, KPMG billed us ¥172 million and ¥139 million, respectively, for tax-related services, including tax compliance and tax advice.

ALL OTHER FEES

In fiscal 2015 and 2016, KPMG billed us ¥14 million and ¥1 million, respectively, for other products and services which primarily consisted of advisory services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2016	(a) Total number of Shares Purchased	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	(d) Maximum Number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs(1)
April 2015	130	¥1,810	0	¥0
May 2015	60	1,881	0	0
June 2015	68	1,854	0	0
July 2015	290	1,775	0	0
August 2015	160	1,813	0	0
September 2015	40	1,571	0	0
October 2015	0	0	0	0
November 2015	160	1,813	0	0
December 2015	166	1,729	0	0
January 2016	100	1,662	0	0
February 2016	0	0	0	0
March 2016	0	0	0	0

Total	1,174	¥1,776	0	¥0

(1)	There is no plan or program to purchase Shares announced in fiscal 2016 and up until the filing of this annual report.

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

Under the Companies Act, an outside director is a director (i) who is not an executive director, executive officer (shikko-yaku), manager or any other kind of employee of the Company or its subsidiaries (collectively called “Executive Directors And Employees”) and who has not been the Executive Directors and Employees in the past 10 years of the Company or its subsidiaries; (ii) who has not been the Executive Directors And Employees of the Company or its subsidiaries for the past 10 years from the assumptions of any of the position of director, accounting advisor, or auditor; (iii) who is not a person with a controlling stake in the management of the Company, such as a holder of 50 percent or more of the Company’s shares, etc., or has not been a director, executive officer, manager or any other kind of employees of the parent company of the Company; (iv) who has not been the Executive Directors And Employees of any other company with same parent company; and (v) who has not been the spouse or the kin (within the second degree) of any director, manager or any other kind of important employee of the Company, or a person with a controlling stake in the management of the Company, such as a holder of 50 percent or more of the Company’s shares etc.

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

See pages F-1 through F-139.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2015 and 2016 (page F-4 to F-5);

(b)	Consolidated Statements of Income for the years ended March 31, 2014, 2015 and 2016 (page F-6 to F-7);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2014, 2015 and 2016 (page F-8);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2014, 2015 and 2016 (page F-9 to F-10);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2014, 2015 and 2016 (page F-11);

(f)	Notes to Consolidated Financial Statements (page F-12 to F-138);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-139).

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 21, 2016.

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 1, 2015 (Incorporated by reference from the annual report on Form 20-F filed on June 25, 2015, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on October 7, 2013 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1	List of subsidiaries.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 12.1	Certifications required by Rule 13a-14 (a) (17 CFR 240.13a-14 (a)) or Rule 15d-14 (a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14 (b) (17 CFR 240.13a-14 (b)) or Rule 15d-14 (b) (17 CFR 240.15d 14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm

Exhibit 101	Instance Document.

Exhibit 101	Schema Document.

Exhibit 101	Calculation Linkbase Document.

Exhibit 101	Definition Linkbase Document.

Exhibit 101	Labels Linkbase Document.

Exhibit 101	Presentation Linkbase Document.

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

Date: June 23, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2016. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2015 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2016, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ORIX Corporation’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 23, 2016 expressed an unqualified opinion on the effectiveness of ORIX Corporation’s internal control over financial reporting.

KPMG AZSA LLC

Tokyo, Japan

June 23, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited ORIX Corporation’s (a Japanese corporation) internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on ORIX Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, ORIX Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2016, and our report dated June 23, 2016 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA LLC

Tokyo, Japan

June 23, 2016

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2015 AND 2016

ORIX Corporation and Subsidiaries

	Millions of yen
	2015	2016
ASSETS
Cash and Cash Equivalents	¥827,518	¥730,420
Restricted Cash	85,561	80,979
Investment in Direct Financing Leases	1,216,454	1,190,136
Installment Loans	2,478,054	2,592,233
(The amounts of ¥15,361 million as of March 31, 2015 and ¥20,673 million as of March 31, 2016 are measured at fair value by electing the fair value option under FASB ASC 825.)
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(72,326)	(60,071)
Investment in Operating Leases	1,296,220	1,349,199
Investment in Securities	2,846,257	2,344,792
(The amounts of ¥16,891 million as of March 31, 2015 and ¥27,367 million as of March 31, 2016 are measured at fair value by electing the fair value option under FASB ASC 825.)
Property under Facility Operations	278,100	327,016
Investment in Affiliates	378,087	530,667
Trade Notes, Accounts and Other Receivable	348,404	294,638
Inventories	165,540	139,950
Office Facilities	131,556	120,173
Other Assets	1,464,203	1,356,774
(The amount of ¥36,038 million as of March 31, 2015 and ¥37,855 million as of March 31, 2016 are measured at fair value by electing the fair value option under FASB ASC 825.)

Total Assets	¥11,443,628	¥10,996,906

Note:	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	2015	2016
Cash and Cash Equivalents	¥5,242	¥4,697
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	153,951	134,604
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	171,163	195,702
Investment in Operating Leases	252,234	227,340
Property under Facility Operations	39,153	79,697
Investment in Affiliates	11,905	65,059
Others	93,983	93,410

	¥727,631	¥800,509

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF MARCH 31, 2015 AND 2016

ORIX Corporation and Subsidiaries

	Millions of yen
	2015	2016
LIABILITIES AND EQUITY
Liabilities:
Short-term Debt	¥284,785	¥349,624
Deposits	1,287,380	1,398,472
Trade Notes, Accounts and Other Payable	335,936	266,216
Policy Liabilities and Policy Account Balances	2,073,650	1,668,636
(The amount of ¥1,254,483 million as of March 31, 2015 and ¥795,001 million as of March 31, 2016 are measured at fair value by electing the fair value option under FASB ASC 825.)
Income Taxes:
Current	9,445	17,398
Deferred	336,069	341,360
Long-term Debt	4,132,945	3,940,906
Other Liabilities	598,446	534,008

Total Liabilities	9,058,656	8,516,620

Redeemable Noncontrolling Interests	66,901	7,467

Commitments and Contingent Liabilities
Equity:
Common stock:
Authorized 2,590,000,000 shares
Issued 1,323,644,528 shares as of March 31, 2015 and 1,324,058,828 shares as of March 31, 2016	220,056	220,469
Additional Paid-in Capital	255,595	257,629
Retained Earnings	1,672,585	1,864,241
Accumulated Other Comprehensive Income (Loss)	30,373	(6,222)
Treasury Stock, at Cost:
15,001,557 shares as of March 31, 2015 and 14,544,808 shares as of March 31, 2016	(26,411)	(25,686)

ORIX Corporation Shareholders’ Equity	2,152,198	2,310,431
Noncontrolling Interests	165,873	162,388

Total Equity	2,318,071	2,472,819

Total Liabilities and Equity	¥11,443,628	¥10,996,906

Notes

1:     The Company’s shares held through the Board Incentive Plan Trust (2,153,800 shares as of March 31, 2015 and 1,696,217 shares as of March 31, 2016) are included in the number of treasury stock shares as of March 31, 2015 and 2016.

2: The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	2015	2016
Trade Notes, Accounts and Other Payable	¥2,100	¥1,576
Long-Term Debt	454,216	479,152
Others	7,792	11,778

	¥464,108	¥492,506

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

ORIX Corporation and Subsidiaries

	Millions of yen
	2014	2015	2016
Revenues:
Finance revenues	¥191,700	¥186,883	¥200,889
Gains on investment securities and dividends	27,181	56,395	35,786
Operating leases	330,606	363,095	373,910
Life insurance premiums and related investment income	155,406	351,493	189,421
Sales of goods and real estate	179,884	450,869	834,010
Services income	490,515	765,548	735,186

Total revenues	1,375,292	2,174,283	2,369,202

Expenses:
Interest expense	82,968	72,647	72,821
Costs of operating leases	216,568	238,157	245,069
Life insurance costs	108,343	271,948	121,282
Costs of goods and real estate sold	162,989	402,021	748,259
Services expense	260,278	425,676	445,387
Other (income) and expense, net	(21,001)	23,674	(3,729)
Selling, general and administrative expenses	316,851	427,816	422,692
Provision for doubtful receivables and probable loan losses	13,838	11,631	11,717
Write-downs of long-lived assets	23,421	34,887	13,448
Write-downs of securities	7,989	8,997	4,515

Total expenses	1,172,244	1,917,454	2,081,461

Operating Income	203,048	256,829	287,741
Equity in Net Income of Affiliates	18,368	30,531	45,694
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	64,923	20,575	57,867
Bargain Purchase Gain	0	36,082	0

Income before Income Taxes and Discontinued Operations	286,339	344,017	391,302
Provision for Income Taxes	98,553	89,057	120,312

Income from Continuing Operations	187,786	254,960	270,990

Discontinued Operations:
Income from discontinued operations, net	12,182	463	0
Provision for income taxes	(4,681)	(166)	(0)

Discontinued operations, net of applicable tax effect	7,501	297	0

Net Income	195,287	255,257	270,990

Net Income Attributable to the Noncontrolling Interests	3,815	15,339	10,002

Net Income Attributable to the Redeemable Noncontrolling Interests	4,108	4,970	819

Net Income Attributable to ORIX Corporation Shareholders	¥187,364	¥234,948	¥260,169

Note

1:      Pursuant to FASB ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

ORIX Corporation and Subsidiaries

2:      Pursuant to Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) which was early adopted on April 1, 2014, the results of operations for fiscal 2015 reflected the adoption of this Update. This Update does not apply to a component or a group of components which was disposed of or classified as held for sale before the adoption date. Therefore, in accordance with previous ASC 205-20, the results of these operation of subsidiaries and businesses, which were classified as held for sale in fiscal 2014 are reported as discontinued operations for fiscal 2015.

	Millions of yen
	2014	2015	2016
Income Attributable to ORIX Corporation Shareholders:
Income from Continuing Operations	¥180,069	¥234,651	¥260,169
Discontinued Operations	7,295	297	0

Net income Attributable to ORIX Corporation Shareholders	¥187,364	¥234,948	¥260,169

	Yen
	2014	2015	2016
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥142.00	¥179.24	¥198.73
Discontinued operations	5.75	0.23	0

Net income attributable to ORIX Corporation shareholders	¥147.75	¥179.47	¥198.73
Diluted:
Income from continuing operations	¥137.63	¥178.99	¥198.52
Discontinued operations	5.57	0.22	0

Net income attributable to ORIX Corporation shareholders	¥143.20	¥179.21	¥198.52
Cash Dividends	13.00	23.00	58.00

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

ORIX Corporation and Subsidiaries

	Millions of yen
	2014	2015	2016
Net Income	¥195,287	¥255,257	¥270,990

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	10,603	9,867	(3,121)
Net change of defined benefit pension plans	3,570	(14,952)	(4,123)
Net change of foreign currency translation adjustments	36,928	37,155	(26,957)
Net change of unrealized gains (losses) on derivative instruments	1,487	(561)	(4,063)

Total other comprehensive income (loss)	52,588	31,509	(38,264)

Comprehensive Income	247,875	286,766	232,726

Comprehensive Income Attributable to the Noncontrolling Interests	16,003	7,314	7,414

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	8,207	14,265	1,738

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥223,665	¥265,187	¥223,574

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2013	¥194,039	¥229,600	¥1,305,044	¥(36,263)	¥(48,824)	¥1,643,596	¥43,977	¥1,687,573

Contribution to subsidiaries						0	89,233	89,233
Transaction with noncontrolling interests		239				239	2,055	2,294
Comprehensive income, net of tax:
Net income			187,364			187,364	3,815	191,179
Other comprehensive income
Net change of unrealized gains on investment in securities				9,677		9,677	926	10,603
Net change of defined benefit pension plans				3,357		3,357	213	3,570
Net change of foreign currency translation adjustments				21,810		21,810	11,019	32,829
Net change of unrealized gains on derivative instruments				1,457		1,457	30	1,487

Total other comprehensive income						36,301	12,188	48,489

Total comprehensive income						223,665	16,003	239,668

Cash dividends			(15,878)			(15,878)	(2,099)	(17,977)
Conversion of convertible bond	25,066	24,878				49,944	0	49,944
Exercise of stock options	441	422				863	0	863
Acquisition of treasury stock					(19)	(19)	0	(19)
Acquisition of Robeco			(5,471)		24,880	19,409	27,850	47,259
Adjustment of redeemable noncontrolling interests to redemption value			(2,851)			(2,851)	0	(2,851)
Other, net		310	(36)		104	378	0	378

Balance at March 31, 2014	¥219,546	¥255,449	¥1,468,172	¥38	¥(23,859)	¥1,919,346	¥177,019	¥2,096,365

Contribution to subsidiaries						0	26,447	26,447
Transaction with noncontrolling interests		(505)		96		(409)	(40,735)	(41,144)
Comprehensive income, net of tax:
Net income			234,948			234,948	15,339	250,287
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				11,679		11,679	(1,812)	9,867
Net change of defined benefit pension plans				(13,218)		(13,218)	(1,734)	(14,952)
Net change of foreign currency translation adjustments				32,284		32,284	(4,424)	27,860
Net change of unrealized gains (losses) on derivative instruments				(506)		(506)	(55)	(561)

Total other comprehensive income (loss)						30,239	(8,025)	22,214

Total comprehensive income						265,187	7,314	272,501

Cash dividends			(30,117)			(30,117)	(4,172)	(34,289)
Exercise of stock options	510	504				1,014	0	1,014
Acquisition of treasury stock					(3,423)	(3,423)	0	(3,423)
Disposal of treasury stock		(697)	(174)		871	0	0	0
Adjustment of redeemable noncontrolling interests to redemption value			(220)			(220)	0	(220)
Other, net		844	(24)			820	0	820

Balance at March 31, 2015	¥220,056	¥255,595	¥1,672,585	¥30,373	¥(26,411)	¥2,152,198	¥165,873	¥2,318,071

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2015	¥220,056	¥255,595	¥1,672,585	¥30,373	¥(26,411)	¥2,152,198	¥165,873	¥2,318,071

Contribution to subsidiaries						0	6,801	6,801
Transaction with noncontrolling interests		1,918				1,918	(10,519)	(8,601)
Comprehensive income, net of tax:
Net income			260,169			260,169	10,002	270,171
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(3,145)		(3,145)	24	(3,121)
Net change of defined benefit pension plans				(4,436)		(4,436)	313	(4,123)
Net change of foreign currency translation adjustments				(25,197)		(25,197)	(2,679)	(27,876)
Net change of unrealized gains (losses) on derivative instruments				(3,817)		(3,817)	(246)	(4,063)

Total other comprehensive income (loss)						(36,595)	(2,588)	(39,183)

Total comprehensive income						223,574	7,414	230,988

Cash dividends			(76,034)			(76,034)	(7,181)	(83,215)
Exercise of stock options	413	409				822	0	822
Acquisition of treasury stock					(2)	(2)	0	(2)
Disposal of treasury stock		(426)	(53)		727	248	0	248
Adjustment of redeemable noncontrolling interests to redemption value			7,557			7,557	0	7,557
Other, net		133	17			150	0	150

Balance at March 31, 2016	¥220,469	¥257,629	¥1,864,241	¥(6,222)	¥(25,686)	¥2,310,431	¥162,388	¥2,472,819

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 18 “Redeemable Noncontrolling Interests.”

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2014, 2015 AND 2016

ORIX Corporation and Subsidiaries

	Millions of yen
	2014	2015	2016
Cash Flows from Operating Activities:
Net income	¥195,287	¥255,257	¥270, 990
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	206,670	229,583	244,853
Provision for doubtful receivables and probable loan losses	13,838	11,631	11,717
Equity in net income of affiliates (excluding interest on loans)	(18,159)	(30,267)	(44,333)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(64,923)	(20,575)	(57,867)
Bargain purchase gain	0	(36,082)	0
Gains on sales of available-for-sale securities	(14,149)	(32,077)	(32,126)
Gains on sales of operating lease assets	(23,692)	(34,425)	(38,340)
Write-downs of long-lived assets	23,421	34,887	13,448
Write-downs of securities	7,989	8,997	4,515
Decrease (Increase) in restricted cash	22,366	(1,922)	9,009
Decrease in trading securities	21,300	441,554	461,298
Decrease (Increase) in inventories	25,581	(13,481)	20,935
Increase in trade notes, accounts and other receivable	(17,572)	(20,742)	(8,224)
Increase (Decrease) in trade notes, accounts and other payable	26,505	34,275	(41,004)
Increase (Decrease) in policy liabilities and policy account balances	28,429	(506,043)	(405,014)
Deferred tax provision	52,344	41,338	42,528
Income taxes payable, net	18,695	(39,264)	47,065
Other, net	(25,924)	(65,033)	11,112

Net cash provided by operating activities	478,006	257,611	510,562

Cash Flows from Investing Activities:
Purchases of lease equipment	(859,568)	(907,484)	(991,154)
Principal payments received under direct financing leases	459,003	488,522	515,053
Installment loans made to customers	(1,035,564)	(1,109,458)	(1,101,807)
Principal collected on installment loans	1,264,645	977,272	948,057
Proceeds from sales of operating lease assets	251,904	272,040	239,911
Investment in affiliates, net	(45,084)	(27,698)	(70,569)
Proceeds from sales of investment in affiliates	15,429	2,128	20,991
Purchases of available-for-sale securities	(897,246)	(982,415)	(864,874)
Proceeds from sales of available-for-sale securities	318,697	511,868	464,232
Proceeds from redemption of available-for-sale securities	473,126	398,280	381,099
Purchases of held-to-maturity securities	(8,519)	(20,522)	(538)
Purchases of other securities	(24,761)	(27,489)	(32,818)
Proceeds from sales of other securities	26,501	67,982	48,594
Purchases of property under facility operations	(48,195)	(81,311)	(91,492)
Acquisitions of subsidiaries, net of cash acquired	(94,586)	(73,240)	(47,324)
Sales of subsidiaries, net of cash disposed	0	47,800	39,437
Other, net	(11,096)	(4,076)	(9,327)

Net cash used in investing activities	(215,314)	(467,801)	(552,529)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(106,783)	3,819	(4,707)
Proceeds from debt with maturities longer than three months	1,211,797	1,337,870	1,376,125
Repayment of debt with maturities longer than three months	(1,501,403)	(1,178,401)	(1,470,325)
Net increase in deposits due to customers	127,610	80,924	111,220
Cash dividends paid to ORIX Corporation shareholders	(15,878)	(30,117)	(76,034)
Contribution from noncontrolling interests	11,089	7,919	6,117
Cash dividends paid to redeemable noncontrolling interests	(1,224)	(3,030)	(11,272)
Net increase (decrease) in call money	(5,000)	6,000	36,500
Other, net	2,088	(11,552)	(15,625)

Net cash provided by (used in) financing activities	(277,704)	213,432	(48,001)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	6,755	6,237	(7,130)

Net Increase (decrease) in Cash and Cash Equivalents	(8,257)	9,479	(97,098)

Cash and Cash Equivalents at Beginning of Year	826,296	818,039	827,518

Cash and Cash Equivalents at End of Year	¥818,039	¥827,518	¥730,420

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

The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and, therefore, reflect certain adjustments to the books and records of the Company and its subsidiaries. The principal adjustments relate to initial direct costs to originate leases and loans, use of a straight-line basis of depreciation for operating lease assets, deferral of life insurance policy acquisition costs, calculation of insurance policy liabilities, accounting for goodwill and other intangible assets in business combinations, accounting for contingent consideration in business combination, accounting for pension plans, accounting for sales of the parent’s ownership interest in subsidiaries, accounting for securitization of financial assets, reflection of the income tax effect on such adjustments and reclassification of discontinued operations.

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

(c) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 2), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the recognition and measurement of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

impairment of long-lived assets (see (h)), the recognition and measurement of impairment of investment in securities (see (i)), the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions (see (j)), the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (l)), the determination of benefit obligation and net periodic pension cost (see (m)) and the recognition and measurement of impairment of goodwill and intangible assets that have indefinite useful lives (see (w)).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Gains on investment securities and dividends—Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends is established.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation and is depreciated over their estimated useful lives mainly on a straight-line basis. The estimated average useful lives of principal operating lease assets classified as transportation equipment is 10 years, measuring and information-related equipment is 4 years, real estate (other than land) is 31 years and other is 5 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment.

Sales of goods and real estate—

(1) Sales of goods

The Company and its subsidiaries sell to their customers various types of goods, including precious metals and jewels, and aftermarket parts and accessories for vehicles. Revenues from such sales of goods are recognized when persuasive evidence of an arrangement exists, delivery has occurred, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the goods and assumed the risks and rewards of ownership. Revenues are recognized net of estimated sales returns and incentives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(2) Real estate sales

Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

Services income—Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered to the customer, the transaction price is fixed or determinable and collectability is reasonably assured. The policies applied to asset management, servicing and automobile maintenance services are described hereinafter.

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

(2) Revenues from automobile maintenance services

The Company and its subsidiaries provide automobile maintenance services to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are recognized over the contract period in proportion to the estimated service costs to be incurred.

(f) Insurance and reinsurance transactions

Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities and policy account balances for future policy benefits are measured using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. For policies other than individual annuity insurance contracts, computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

other factors applicable at the time the policies are written. A certain subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

The insurance contracts sold by the subsidiary consist of variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investments in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts in accordance with ASC 825 (“Financial Instruments”) with changes in the fair value recognized in life insurance costs.

The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to the reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts (See Note 29 “Derivative financial instruments and hedging”). The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option under ASC 825 (“Financial Instruments”) for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which is included in other assets in the consolidated balance sheets.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of a subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

(h) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360 (“Property, Plant, and Equipment”). Under ASC 360, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office buildings, condominiums, golf courses and other properties under facility operations, are tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques, such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset, a reduction of an amount refundable or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

The Company and certain subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(k) Securitized assets

The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to trusts or SPEs that issue asset-backed beneficial interests and securities to the investors.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810 (“Consolidation”), trusts or SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2016 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S. GAAP.

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

(r) Property under facility operations

Property under facility operations consist primarily of operating facilities (including golf courses, hotels and training facilities and senior housings) and environmental assets (including mega solar), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2014, 2015 and 2016 were ¥12,268 million, ¥13,239 million and ¥16,321 million, respectively. Accumulated depreciation was ¥60,999 million and ¥67,055 million as of March 31, 2015 and 2016, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for land improvement and up to 30 years for others.

(s) Trade notes, accounts and other receivable

Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets and payment made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts.

(t) Inventories

Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandises for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the first-in first-out (FIFO) method. As of March 31, 2015 and 2016, residential condominiums under development were ¥97,320 million and ¥81,859 million, respectively, and completed residential condominiums and merchandises for sale were ¥68,220 million and ¥58,091 million, respectively.

The Company and its subsidiaries recorded ¥5,650 million, ¥5,241 million and ¥168 million of write-downs principally on residential condominiums under development for fiscal 2014, 2015 and 2016, respectively,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

resulting from an increase in development costs and/or a decrease in expected sales price. These write-downs were principally recorded in costs of goods and real estate sold and included in the Real Estate segment and the Investment and Operation segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2014, 2015 and 2016 were ¥3,524 million, ¥4,711 million and ¥5,110 million, respectively. Accumulated depreciation was ¥44,443 million and ¥45,310 million as of March 31, 2015 and 2016, respectively. Estimated useful lives range up to 65 years for buildings and fixtures and up to 20 years for machinery and equipment.

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

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles”).

ASC 805 requires that all business combinations be accounted for using the acquisition method. It also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. The Company and its subsidiaries test for impairment of goodwill and any intangible assets that have indefinite useful lives at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries proceed to perform the first step of the two-step impairment test. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

first step of goodwill impairment test, used to identify potential impairment, calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. The second step of the goodwill impairment test compares implied fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360 (“Property, Plant, and Equipment”).

(x) Trade notes, accounts and other payable

Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased, merchandise for sale and other assets, accounts payable in relation to construction work of residential condominiums and deposits received mainly for withholding income tax.

(y) Other Liabilities

Other liabilities include primarily interest, bonus accrued expense and accrued benefit liability, advances received from lessees in relation to lease contracts, deposit received from real estate transaction and derivative liabilities.

(z) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥1,037 million, ¥1,369 million and ¥1,639 million in fiscal 2014, 2015 and 2016, respectively, related to specific long-term development projects.

(aa) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2014, 2015 and 2016 were ¥15,270 million, ¥20,329 million and ¥21,276 million, respectively.

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

Accounting Standards Update 2014-08 does not apply retrospectively to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during fiscal 2015, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries and business units, which were classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the early adoption of the update.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ae) Redeemable noncontrolling interests

Noncontrolling interests in a certain subsidiary are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-S99-3A) (“Classification and Measurement of Redeemable Securities”).

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

(ag) New accounting pronouncements

In January 2014, Accounting Standards Update 2014-04 (“Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)) was issued. This Update clarifies when a creditor is considered to have received physical possession resulting from an in substance repossession or foreclosure of residential real estate property collateralizing a consumer mortgage loan. Additionally, this Update requires an entity to disclose the amount of foreclosed residential real estate property and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2014. The amendments should be applied on either a prospective basis or a modified retrospective basis. Early adoption is permitted. The Company and its subsidiaries adopted this Update on April 1, 2015. The adoption had no material effect on the Company and its subsidiaries’ results of operations or financial position.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In April 2016, Accounting Standards Update 2016-10 (“Identifying Performance Obligations and Licensing”—ASC 606 (“Revenue from Contracts with Customers”)) was issued as an amendment of the new revenue standard. This Update adds further guidance on identifying performance obligations and also improves the operability and understandability of the licensing implementation guidance. The amendments do not change the core principle of the guidance in ASC 606.

In May 2016, Accounting Standards Update 2016-12, (“Narrow-Scope Improvements and Practical Expedients”—ASC 606 (“Revenue from Contracts with Customers”)) was issued as an amendment of the new revenue standard. This Update (1) clarifies the objective of the collectibility criterion for applying paragraph 606-10-25-7; (2) permits an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specifies that the measurement date for non-cash consideration is contract inception; (4) provides a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarifies that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarifies that an entity that retrospectively applies ASC606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption.

These Updates are effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2017. Early adoption is permitted only for the fiscal year beginning after December 15, 2016, and interim periods within the fiscal year. An entity should apply the amendments in these Updates using either a retrospective method or a cumulative-effect method. The entity may elect some optional practical expedients when applying these Updates. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying these Updates as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. The Company and its subsidiaries are currently evaluating the effect that the adoption of these Updates will have on the Company and its subsidiaries’ results of operations or financial position.

In June 2014, Accounting Standards Update 2014-11 (“Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures”—ASC 860 (“Transfers and Servicing”)) was issued. This Update requires an entity to account for repurchase-to-maturity transactions as secured borrowings. This Update eliminates the guidance on repurchase financing transactions in ASC 860-10-40-42 through 40-47 and requires the transferor and transferee to symmetrically account for the initial transfer of the financial asset as a sale (provided that derecognition conditions are met) and purchase, respectively. Additionally, this Update requires new disclosure requirements related to certain transfers of financial assets that are accounted for as sales and certain transfers accounted for as secured borrowings. The Company and its subsidiaries adopted this Update for accounting on January 1, 2015, and for new disclosure on April 1, 2015. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

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

In August 2014, Accounting Standards Update 2014-14 (“Classification of Certain Government—Guaranteed Mortgage Loans Upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)) was issued. This Update requires creditors to classify certain foreclosed government guaranteed mortgage loans as a receivable from the guarantor that is measured at the amount expected to be recovered under the guarantee, without treating the guarantee as a separate unit of account. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2014. An entity should apply the amendments in this Update using either a prospective transition method or a modified retrospective transition method. The transition method must be consistent with that applied by the entity for Accounting Standards Update 2014-04 (“Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)). Early adoption is permitted only if the entity has already adopted Accounting Standards Update 2014-04. The Company and its subsidiaries adopted this Update on April 1, 2015. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2014, Accounting Standards Update 2014-15 (“Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”—ASC 205-40 (“Presentation of Financial Statements—Going Concern”)) was issued. This Update requires an entity to perform a going concern assessment by evaluating their ability to meet obligations for a look-forward period of one year from the financial statement issuance date (or date the financial statements are available to be issued). Disclosures are required if it is probable an entity will be unable to meet its obligations within the look-forward period. Incremental substantial doubt disclosure is required if the probability is not mitigated by management’s plans. This Update is effective for the first fiscal year ending after December 15, 2016 and fiscal years and interim periods thereafter. Early adoption is permitted. The Update only relates to certain disclosure requirements and the adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

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

In February 2015, Accounting Standards Update 2015-02 (“Amendments to the Consolidation Analysis”—ASC 810 (“Consolidation”)) was issued. This Update requires an entity to change the way to evaluate whether reporting entities should consolidate limited partnerships and similar legal entities, fees paid to a decision maker or service provider are variable interest in a VIE, and variable interests in a VIE held by related parties of the reporting entity require the reporting entity to consolidate the VIE. Additionally, the amendments in this Update rescind the indefinite deferral of FASB Statement No.167 (“Amendments to FASB Interpretation No.46(R)”), included in Accounting Standards Update 2010-10 (ASC 810 (“Consolidation”)) for certain investment companies and similar entities. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2015. A reporting entity is permitted to apply the amendments in this Update using either a modified retrospective approach or a full retrospective approach. Early adoption is permitted. If an entity adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

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

In July 2015, Accounting Standards Update 2015-11 (“Simplifying the Measurement of Inventory”—ASC 330 (“Inventory”)) was issued. This Update applies to all inventory except for which is measured using last-in, first-out (LIFO) or the retail inventory method, and requires an entity to measure inventory at the lower of cost and net realizable value. Additionally, this Update defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2016. The amendments in this Update should be applied on a prospective basis. Early adoption is permitted. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In September 2015, Accounting Standards Update 2015-16 (“Simplifying the Accounting for Measurement—Period Adjustments”—ASC 805 (“Business Combinations”)) was issued. This Update requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. This Update is effective for fiscal years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

beginning after December 15, 2015, and interim periods within those fiscal years. The amendments in this Update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update. Early application is permitted for financial statements that have not yet been issued. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations and financial position will depend on future transactions.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) was issued. This Update revises accounting related to the classification and measurement of equity investments. This Update also revises the presentation of certain fair value changes for financial liabilities measured at fair value. Additionally, this Update amends certain disclosure requirements associated with the fair value of financial instruments. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application to financial statements of fiscal years or interim periods that have not yet been issued are permitted as of the beginning of the fiscal year of adoption. The amendments in this Update should be applied by means of cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company and its subsidiaries are currently evaluating the effect that adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In February 2016, Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) was issued. This Update requires a lessee to recognize most leases on-balance sheet. Lessor accounting remains substantially similar to current U.S.GAAP but with some important changes. This Update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied by means of cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. The Company and its subsidiaries are currently evaluating the effect that adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In March 2016, Accounting Standards Update 2016-07 (“Simplifying the Transition to the Equity Method Accounting”—ASC 323 (“Investments—Equity Method and Joint Ventures”)) was issued. This Update eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. This Update also requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and requires that an entity that has an available-for sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. This Update is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The amendments in this Update should be applied prospectively. Early application is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

(ah) Elimination of a lag period

Since its acquisition on February 27, 2014, the Company had been consolidating DAIKYO INCORPORATED (hereinafter, “DAIKYO”) on a lag basis. In order to reflect DAIKYO’s financial position and results of operations and cash flows in the Company’s consolidated financial statements in a concurrent manner, the Company eliminated the lag period and has aligned the fiscal year end of DAIKYO with the Company’s fiscal year end of March 31 during fiscal 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Because the elimination of a lag period represents a change in accounting principle, the Company retrospectively adjusted the prior year’s consolidated financial statements for the effects of the lag accounting.

Below are the effects of this change in accounting principle on major line items and earnings per share amounts in the consolidated financial statements for fiscal 2014 and 2015. The segment information in the Note 34 “Segment Information” has been restated giving effect to these changes to conform to DAIKYO’s current fiscal year end.

	Millions of yen
	2014	2015
	Adjustments Increase (decrease)	Adjustments Increase (decrease)
Revenues:
Sales of goods and real estate	¥30,937	¥10,548
Services income	25,205	27,960
Other	661	1,377

Total revenues	56,803	39,885

Expenses:
Costs of goods and real estate sold	28,883	6,125
Services expense	21,507	23,760
Selling, general and administrative expenses	3,186	3,804
Other	1,157	999

Total expenses	54,733	34,688

Operating Income	2,070	5,197

Income before Income Taxes and Discontinued Operations	¥2,613	¥8,068

	Millions of yen, except for per share amounts
	2014	2015
	Adjustments Increase (decrease)	Adjustments Increase (decrease)
Income from Continuing Operations	¥1,296	¥2,184
Net Income	1,296	2,184
Net Income Attributable to the Noncontrolling Interests	726	1,070
Net Income Attributable to ORIX Corporation Shareholders	570	1,114
Basic EPS	0.45	0.84
Diluted EPS	0.43	0.86

	Millions of yen
	2014	2015
	Adjustments Increase (decrease)	Adjustments Increase (decrease)
Net cash provided by operating activities	¥7,013	¥30,919
Net cash provided by (used in) investing activities	(13,148)	3,743
Net cash provided by (used in) financing activities	(3,125)	3,832
Cash and Cash Equivalents at Beginning of Year	0	(9,260)
Cash and Cash Equivalents at End of Year	(9,260)	29,234

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(ai) Reclassifications

Certain line items presented in the consolidated balance sheets, the consolidated statements of income and the consolidated statements of cash flows have been changed as follows starting from fiscal 2015. These changes aim to reflect fairly the changing revenues structure of the Company and its subsidiaries on the consolidated financial statements, which has resulted from continued diversification in our business activities and also an increase in the number of consolidated subsidiaries acquired in recent years. Corresponding to these changes, the presented amounts in the consolidated statement of income and the consolidated statement of cash flows for fiscal 2014 have also been reclassified retrospectively to conform to the presentation for fiscal 2015.

(Consolidated Statement of Income)

•

“Direct financing leases” and “Interest on loans and investment securities” have been presented as “Finance revenues.” Certain finance-related revenues previously included in “Other operating revenues” in the amount of ¥3,537 million for fiscal 2014 have been included in “Finance revenues.”

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

•

“Revenues from asset management and servicing” and part of the service-related revenues in the amount of ¥364,023 million for fiscal 2014 previously classified under “Other operating revenues” have been reclassified into “Services income.” “Expenses from asset management and servicing” and part of service-related expenses in the amount of ¥224,128 million for fiscal 2014 previously classified under “Other operating expenses” have been reclassified into “Services expense.”

•

“Foreign currency transaction loss (gain), net” and revenues and expenses other than service-related previously classified under “Other operating revenues” in the amount of ¥(23,186) million for fiscal 2014 and “Other operating expenses,” in the amount of ¥1,107 million for fiscal 2014 as well as part of expenses previously classified under “Selling, general and administrative expenses,” in the amount of ¥331 million for fiscal 2014 have been reclassified and combined into “Other (income) and expense, net.”

(Consolidated Statement of Cash flows)

•

“Gains on sales of real estate under operating lease” and “Gains on sales of operating lease assets other than real estate” have been combined and presented as “Gains on sales of operating lease assets” in cash flows from operating activities.

•

“Increase in trade notes, accounts and other receivable” previously included in “Decrease (Increase) in other receivables” has separately been presented. A part of assets in the amount of ¥10,853 million for fiscal 2014 previously included in “Decrease (Increase) in other receivables” has been reclassified into “Other, net” in cash flows from operating activities.

•

“Increase (Decrease) in trade notes, accounts and other payable” previously included in “Increase (Decrease) in trade notes, accounts payable and other liabilities” has separately been presented. A part

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

of liabilities in the amount of ¥20,585 million for fiscal 2014 previously included in “Increase (Decrease) in trade notes, accounts payable and other liabilities” has been reclassified into “Other, net” in cash flows from operating activities.

•	“Decrease in accrued expenses” has been reclassified into “Other, net” in cash flows from operating activities.

•

“Purchases of other operating assets” has been changed to “Purchases of property under facility operations.” A part of assets in the amount of ¥(4,355) million for fiscal 2014 previously included in “Purchases of other operating assets” has been reclassified into “Other, net” in cash flows from investing activities.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and 2016:

	March 31, 2015
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥15,361	¥0	¥15,361	¥0
Trading securities	1,190,131	50,902	1,139,229	0
Available-for-sale securities	1,356,840	130,519	1,129,270	97,051
Japanese and foreign government bond securities	527,592	0	527,592	0
Japanese prefectural and foreign municipal bond securities	161,477	0	161,477	0
Corporate debt securities	287,613	0	287,613	0
Specified bonds issued by SPEs in Japan	7,280	0	0	7,280
CMBS and RMBS in the Americas	69,976	0	47,318	22,658
Other asset- backed securities and debt securities	147,970	0	81,718	66,252
Equity securities*3	154,932	130,519	23,552	861
Other securities	8,723	0	0	8,723
Investment funds*4	8,723	0	0	8,723
Derivative assets	25,123	6	13,247	11,870
Interest rate swap agreements	890	0	890	0
Options held/written and other	12,103	0	233	11,870
Futures, foreign exchange contracts	5,719	6	5,713	0
Foreign currency swap agreements	6,411	0	6,411	0
Netting*5	(2,858)	0	0	0
Net derivative assets	22,265	0	0	0
Other assets	36,038	0	0	36,038
Reinsurance recoverables*6	36,038	0	0	36,038

Total	¥2,632,216	¥181,427	¥2,297,107	¥153,682

Liabilities:
Derivative liabilities	¥29,619	¥762	¥28,857	¥0
Interest rate swap agreements	1,221	0	1,221	0
Options written and other	6,177	0	6,177	0
Futures, foreign exchange contracts	12,268	762	11,506	0
Foreign currency swap agreements	9,788	0	9,788	0
Credit derivatives held	165	0	165	0
Netting*5	(2,858)	0	0	0
Net derivative Liabilities	26,761	0	0	0
Accounts Payable	5,533	0	0	5,533
Contingent consideration	5,533	0	0	5,533
Policy Liabilities and Policy Account Balances	1,254,483	0	0	1,254,483
Variable annuity and variable life insurance contracts*7	1,254,483	0	0	1,254,483

Total	¥1,289,635	¥762	¥28,857	¥1,260,016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2016
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥20,673	¥0	¥20,673	¥0
Trading securities	725,821	37,592	688,229	0
Available-for-sale securities	1,347,890	99,347	1,149,021	99,522
Japanese and foreign government bond securities*2	497,355	988	496,367	0
Japanese prefectural and foreign municipal bond securities	169,534	0	169,534	0
Corporate debt securities	410,779	0	410,774	5
Specified bonds issued by SPEs in Japan	3,461	0	0	3,461
CMBS and RMBS in the Americas	97,186	0	58,693	38,493
Other asset- backed securities and debt securities	58,230	0	667	57,563
Equity securities*3	111,345	98,359	12,986	0
Other securities	17,751	0	0	17,751
Investment funds*4	17,751	0	0	17,751
Derivative assets	33,747	48	25,491	8,208
Interest rate swap agreements	93	0	93	0
Options held/written and other	8,789	0	581	8,208
Futures, foreign exchange contracts	18,294	48	18,246	0
Foreign currency swap agreements	6,571	0	6,571	0
Netting*5	(5,757)	0	0	0
Net derivative assets	27,990	0	0	0
Other assets	37,855	0	0	37,855
Reinsurance recoverables*6	37,855	0	0	37,855

Total	¥2,183,737	¥136,987	¥1,883,414	¥163,336

Liabilities:
Derivative liabilities	¥19,870	¥533	¥19,337	¥0
Interest rate swap agreements	5,921	0	5,921	0
Options written and other	3,637	0	3,637	0
Futures, foreign exchange contracts	6,655	533	6,122	0
Foreign currency swap agreements	3,601	0	3,601	0
Credit derivatives held	56	0	56	0
Netting*5	(5,757)	0	0	0
Net derivative Liabilities	14,113	0	0	0
Policy Liabilities and Policy Account Balances	795,001	0	0	795,001
Variable annuity and variable life insurance contracts*7	795,001	0	0	795,001

Total	¥814,871	¥533	¥19,337	¥795,001

*1

A certain subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) on the loans held for sale originated on or after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

“Other (income) and expense, net” in the consolidated statements of income were gains from the change in the fair value of the loans of ¥116 million and ¥246 million for fiscal 2014 and 2015 and a loss from the change in the fair value of the loans of ¥71 million for fiscal 2016. No gains or losses were recognized in earnings for fiscal 2014, 2015 and 2016 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loan held for sale as of March 31, 2015, were ¥14,431 million and ¥15,361 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥930 million. The amounts of aggregate unpaid principal balance and aggregate fair value as of March 31, 2016, were ¥19,848 million and ¥20,673 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥825 million. As of March 31, 2015 and 2016, there were no loans that were 90 days or more past due, in non-accrual status, or both.

*2	A certain subsidiary that has newly become a consolidated subsidiary of the Company during fiscal 2016, elected the fair value option under ASC 825 (“Financial Instruments”) for investments in foreign government bond securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income was a loss of ¥9 million from the change in the fair value of those investments for fiscal 2016. The amounts of aggregate fair value elected the fair value option was ¥988 million as of March 31, 2016.
*3	A certain subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for investments in equity securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥333 million and ¥1,070 million and a loss of ¥202 million from the change in the fair value of those investments for fiscal 2014, 2015 and 2016. The amount of aggregate fair value elected the fair value option were ¥8,168 million and ¥16,227 million as of March 31, 2015 and 2016, respectively.
*4	Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for investments in some funds. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥1,412 million and ¥1,301 million and a loss of ¥4 million from the change in the fair value of those investments for fiscal 2014, 2015 and 2016. The amounts of aggregate fair value were ¥8,723 million and ¥10,152 million as of March 31, 2015 and 2016, respectively.
*5	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*6	Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥36,038 million and ¥37,855 million as of March 31, 2015 and 2016, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings for fiscal 2015 and 2016, see Note 23 “Life Insurance Operations.”
*7	A certain subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for the entire variable annuity and variable life insurance contracts held in order to match the earnings recognized for the changes in the fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥1,254,483 million and ¥795,001 million as of March 31, 2015 and 2016, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings for fiscal 2015 and 2016, see Note 23 “Life Insurance Operations.”

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For fiscal 2015 and 2016, there were no transfers between Level 1 and Level 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in fiscal 2014, 2015 and 2016:

	2014
	Millions of yen
	Balance at April 1, 2013	Gains or losses (realized/ unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)*5	Balance at March 31, 2014	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2014*1
		Included in earnings*1	Included in other comprehensive Income*2	Total
Available-for-sale securities	¥136,978	¥4,364	¥4,056	¥8,420	¥56,202	¥(13,817)	¥(103,782)	¥0	¥84,001	¥180
Corporate debt securities	6,524	416	(356)	60	0	(1,325)	(4,598)	0	661	0
Specified bonds issued by SPEs in Japan	63,244	327	839	1,166	0	(36)	(57,602)	0	6,772	5
CMBS and RMBS in the Americas	24,338	2,388	963	3,351	14,295	(11,067)	(13,084)	0	17,833	(152)
Other asset- backed securities and debt securities	42,872	1,233	2,610	3,843	41,907	(1,389)	(28,498)	0	58,735	327
Other securities	5,800	1,767	584	2,351	2,013	(3,824)	(23)	0	6,317	1,767
Investment funds	5,800	1,767	584	2,351	2,013	(3,824)	(23)	0	6,317	1,767
Derivative assets and liabilities (net)	2,099	2,987	0	2,987	0	0	(2,600)	0	2,486	2,987
Options held/written and other	2,099	2,987	0	2,987	0	0	(2,600)	0	2,486	2,987
Accounts payable	0	2,343	0	2,343	5,176	0	0	0	2,833	2,343
Contingent consideration	0	2,343	0	2,343	5,176	0	0	0	2,833	2,343

	2015
	Millions of yen
	Balance at April 1, 2014	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)*5	Balance at March 31, 2015	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2015*1
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale securities	¥84,001	¥2,101	¥6,653	¥8,754	¥65,964	¥(18,222)	¥(23,796)	¥(19,650)	¥97,051	¥(1,745)
Corporate debt securities	661	73	(24)	49	0	(210)	(500)	0	0	0
Specified bonds issued by SPEs in Japan	6,772	5	101	106	1,700	0	(1,298)	0	7,280	5
CMBS and RMBS in the Americas	17,833	60	3,724	3,784	29,372	(3,446)	(4,447)	(20,438)	22,658	(395)
Other asset-backed securities and debt securities	58,735	1,963	2,779	4,742	34,892	(14,566)	(17,551)	0	66,252	(1,355)
Equity securities	0	0	73	73	0	0	0	788	861	0
Other securities	6,317	1,290	1,142	2,432	6,180	(4,870)	(1,336)	0	8,723	1,290
Investment funds	6,317	1,290	1,142	2,432	6,180	(4,870)	(1,336)	0	8,723	1,290
Derivative assets and liabilities (net)	2,486	(13,838)	0	(13,838)	28,536	0	(5,314)	0	11,870	(13,838)
Options held/written and other	2,486	(13,838)	0	(13,838)	28,536	0	(5,314)	0	11,870	(13,838)
Other assets	0	(36,072)	0	(36,072)	72,654	0	(544)	0	36,038	(36,072)
Reinsurance recoverables*6	0	(36,072)	0	(36,072)	72,654	0	(544)	0	36,038	(36,072)
Accounts payable	2,833	(12,203)	0	(12,203)	0	0	(9,503)	0	5,533	(12,203)
Contingent consideration	2,833	(12,203)	0	(12,203)	0	0	(9,503)	0	5,533	(12,203)
Policy Liabilities and Policy Account Balances	0	(100,702)	0	(100,702)	1,765,444	0	(611,663)	0	1,254,483	(100,702)
Variable annuity and variable life insurance contracts*7	0	(100,702)	0	(100,702)	1,765,444	0	(611,663)	0	1,254,483	(100,702)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	2016
	Millions of yen
	Balance at April 1, 2015	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)*5	Balance at March 31, 2016	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2016*1
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale securities	¥97,051	¥922	¥(10,458)	¥(9,536)	¥47,886	¥(15,632)	¥(19,378)	¥(869)	¥99,522	¥(679)
Corporate debt securities	0	1	0	1	5	(1)	0	0	5	0
Specified bonds issued by SPEs in Japan	7,280	5	16	21	0	(1,885)	(1,955)	0	3,461	2
CMBS and RMBS in the Americas	22,658	424	(3,831)	(3,407)	26,431	(2,401)	(4,788)	0	38,493	(763)
Other asset-backed securities and debt securities	66,252	492	(6,651)	(6,159)	21,450	(11,345)	(12,635)	0	57,563	82
Equity securities	861	0	8	8	0	0	0	(869)	0	0
Other securities	8,723	1,146	(2,194)	(1,048)	10,933	(857)	0	0	17,751	849
Investment funds	8,723	1,146	(2,194)	(1,048)	10,933	(857)	0	0	17,751	849
Derivative assets and liabilities (net)	11,870	(4,596)	0	(4,596)	5,857	0	(4,923)	0	8,208	(4,596)
Options held/written and other	11,870	(4,596)	0	(4,596)	5,857	0	(4,923)	0	8,208	(4,596)
Other assets	36,038	(8,482)	0	(8,482)	10,669	0	(370)	0	37,855	(8,482)
Reinsurance recoverables*6	36,038	(8,482)	0	(8,482)	10,669	0	(370)	0	37,855	(8,482)
Accounts payable	5,533	3,059	0	3,059	0	0	(2,474)	0	0	0
Contingent consideration	5,533	3,059	0	3,059	0	0	(2,474)	0	0	0
Policy Liabilities and Policy Account Balances	1,254,483	40,751	0	40,751	0	0	(418,731)	0	795,001	40,751
Variable annuity and variable life insurance contracts*7	1,254,483	40,751	0	40,751	0	0	(418,731)	0	795,001	40,751

*1	Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” and gains and losses from accounts payable are included in “Other (income) and expense, net” respectively. Also, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities.”
*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4	Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included. Due to the elapse of the computation period of the contingent consideration during fiscal 2016, the unsettled payment is included in a decrease of Accounts payable.
*5	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.
*6	“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”
*7	“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

There were no transfers in or out of Level 3 in fiscal 2014.

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

In fiscal 2016, equity securities totaling ¥869 million were transferred from Level 3 to Level 2, since the inputs became observable.

The following table presents recorded amounts of assets measured at fair value on a nonrecurring basis as of March 31, 2015 and 2016. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

	March 31, 2015
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥21,537	¥0	¥0	¥21,537
Investment in operating leases and property under facility operations	67,500	0	0	67,500
Land and buildings undeveloped or under construction	8,084	0	0	8,084
Certain investment in affiliates	1,220	0	0	1,220
Goodwill	2,435	0	0	2,435

Total	¥100,776	¥0	¥0	¥100,776

	March 31, 2016
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥17,511	¥0	¥0	¥17,511
Investment in operating leases and property under facility operations	25,681	0	0	25,681

Total	¥43,192	¥0	¥0	¥43,192

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

Trading securities, available-for-sale securities and investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds are not traded in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use the discounted cash flow methodology that incorporates significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs in Japan, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs in Japan. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodologies) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

Certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as Level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market. A certain subsidiary measures its investment held by the investment company which is owned by the subsidiary at fair value.

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

Reinsurance recoverables

Certain subsidiaries have elected the fair value option for certain reinsurance contracts related to variable annuity and variable life insurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts. These reinsurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiaries measure their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Contingent consideration

The Company will be required to pay certain contingent consideration described in Note 3 “Acquisitions and divestitures” depending on the future performance of a certain asset management business of the acquired subsidiary, and the Company recognizes a liability for the contingent consideration at its estimated fair value. The fair value of the contingent consideration is classified as Level 3 because the Company measures its fair value using a Monte Carlo model based on inputs that are unobservable in the market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Variable annuity and variable life insurance contracts

A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market and are categorized as trading securities. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Goodwill

For the information about the valuation process and the valuation methodologies, see Note 13 “Goodwill and Other Intangible Assets.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about Level 3 Fair Value Measurements

The following table provides information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets or liabilities measured at fair value on a recurring basis as of March 31, 2015 and 2016.

	March 31, 2015
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale securities

Specified bonds issued by SPEs in Japan	¥2,543	Discounted cash flows	Discount rate	0.9% – 3.6%
				(2.2%)

	4,737	Appraisals/Broker quotes	—	—

CMBS and RMBS in the Americas	22,658	Discounted cash flows	Discount rate	13.6% – 32.4%
				(18.2%)

			Probability of default	0.0% – 22.0%
				(7.2%)

Other asset-backed securities and debt securities	7,583	Discounted cash flows	Discount rate	1.2% – 32.4%
				(13.2%)

			Probability of default	0.8% – 1.3%
				(1.0%)

	58,669	Appraisals/Broker quotes	—	—

Equity securities	861	Discounted cash flows	Discount rate	6.2%
				(6.2%)

Other securities
Investment funds	8,723	Internal cash flows	Discount rate	12.0% – 28.0%
				(15.8%)

Derivative assets
Options held/written and other	7,982	Discounted cash flows	Discount rate	10.0% – 15.0%
				(11.8%)

	3,888	Appraisals/Broker quotes	—	—

Other assets
Reinsurance recoverables	36,038	Discounted cash flows	Discount rate	(0.1)% – 0.8%
				(0.2%)

			Mortality rate	0.0% – 100.0%
				(1.3%)

			Lapse rate	1.5% – 54.0%
				(20.8%)

			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(100.0%)

Total	¥153,682

Liabilities:
Accounts payable
Contingent consideration	¥5,533	Monte Carlo simulation	Discount rate	13.9%
				(13.9%)
Policy liabilities and Policy Account Balances
Valuable annuity and variable life insurance contracts	1,254,483	Discounted cash flows	Discount rate	(0.1)% – 0.8%
				(0.2%)

			Mortality rate	0.0% – 100.0%
				(1.3%)

			Lapse rate	1.5% – 54.0%
				(20.8%)

			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(100.0%)

Total	¥1,260,016

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2016
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale securities
Corporate debt securities	¥5	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	806	Discounted cash flows	Discount rate	0.9%
				(0.9%)
	2,655	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	38,493	Discounted cash flows	Discount rate	6.4% – 32.4%
				(18.5%)
			Probability of default	0.0% – 34.0%
				(8.2%)
Other asset-backed securities and debt securities	7,432	Discounted cash flows	Discount rate	1.0% – 32.4%
				(12.7%)
			Probability of default	0.7% – 1.1%
				(0.9%)
	50,131	Appraisals/Broker quotes	—	—
Other securities
Investment funds	10,153	Internal cash flows	Discount rate	10.0% – 40.0%
				(13.6%)
	7,598	Appraisals/Broker quotes	—	—
Derivative assets
Options held/written and other	4,876	Discounted cash flows	Discount rate	10.0% – 15.0%
				(11.7%)
	3,332	Appraisals/Broker quotes	—	—
Other assets
Reinsurance recoverables	37,855	Discounted cash flows	Discount rate	(0.2)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(0.9%)
			Lapse rate	1.5% – 54.0%
				(15.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(99.4%)

Total	¥163,336

Liabilities:
Policy liabilities and Policy Account Balances
Valuable annuity and variable life insurance contracts	795,001	Discounted cash flows	Discount rate	(0.2)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.0%)
			Lapse rate	1.5% – 54.0%
				(14.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(85.2%)

Total	¥795,001

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis as of March 31, 2015 and 2016.

	March 31, 2015
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥21,537	Discounted cash flows	Discount rate	5.8% – 12.0%
				(9.5%)
		Direct capitalization	Capitalization rate	5.5% – 16.5%
				(10.4%)
Investment in operating leases and property under facility operations	25,732	Discounted cash flows	Discount rate	4.1% – 15.0%
				(5.1%)
	41,768	Appraisals	—	—
Land and buildings undeveloped or under construction	8,084	Discounted cash flows	Discount rate	5.3% – 10.1%
				(9.2%)
Certain investment in affiliates	1,220	Discounted cash flows	Discount rate	9.8%
				(9.8%)
Goodwill	2,435	Discounted cash flows	—	—
		Business enterprise value multiples	—	—

Total	¥100,776

	March 31, 2016
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥17,511	Discounted cash flows	Discount rate	5.3% – 10.9%
				(9.3%)

		Direct capitalization	Capitalization rate	5.9% – 17.0%
				(9.9%)
Investment in operating leases and property under facility operations	5,679	Discounted cash flows	Discount rate	5.3% – 10.0%
				(5.5%)
	20,002	Appraisals	—	—

Total	¥43,192

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain of these unobservable inputs will have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

3. Acquisitions and divestitures

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

The total cost of the acquisition consideration was ¥255,163 million. The initial consideration of ¥249,987 million was paid by ¥230,579 million in cash and 13,902,900 shares issued out of treasury, valued at ¥19,408 million. The 13,902,900 shares issued to Rabobank as part of the total consideration was determined based on the closing price of ¥1,396 of the Company’s common share on the Tokyo Stock Exchange on July 1, 2013 in accordance with the share purchase agreement executed between the Company and Rabobank as of February 19, 2013. In addition, the Company agreed to pay contingent consideration depending on the future performance of a certain section of asset management business for each of Robeco’s fiscal years until the fiscal year ended in December 2015. The estimated fair value of such contingent consideration was ¥5,176 million, which was included in the total consideration transferred. Due to the elapse of the computation period of the contingent consideration, unsettled payment of ¥2,398 million was included in trade notes, accounts and other payable in the Company’s consolidated balance sheets as of March, 31, 2016. During fiscal 2015, there was an increase in its fair value by ¥12,203 million, a decrease by ¥47 million due to settlement, and a decrease by ¥9,456 million due to the amount for an annual payment being finalized. During fiscal 2016, there was a decrease in its fair value by ¥3,059 million. The changes in the fair value is included as part of other (income) and expense, net in the Company’s consolidated statements of income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2012, the beginning of fiscal 2013:

Millions of yen
2014
Total revenues	¥1,405,276
Income from Continuing Operations	189,061

Total revenues and income from continuing operations of Robeco included in the Company’s consolidated statements of income for fiscal 2014 were ¥111,166 million and ¥17,251 million, respectively.

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

Transaction costs of ¥23 million are included in selling, general and administrative expenses in the Company’s consolidated statements of income for fiscal 2014.

Prior to the exercise of the acquisition rights in February 2014, the Company’s interest in DAIKYO was accounted for under the equity method of accounting. As a result of this step acquisition, the Company remeasured its previously held equity interest at its fair value of ¥124,606 million, which was calculated based primarily on the market price of the common shares on an as-if converted basis adjusted for any control premium, and the Company recognized a gain of ¥58,435 million included in gains on sales of subsidiaries and affiliates and liquidation losses, net in the consolidated statements of income for fiscal 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2012, the beginning of fiscal 2013:

Millions of yen
2014
Total revenues	¥1,594,033
Income from Continuing Operations	203,243

Total revenues and income from continuing operations of DAIKYO included in the Company’s consolidated statements of income for fiscal 2014 were ¥56,803 million and ¥1,296 million, respectively.

The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date.

(3) Hartford Life Insurance K.K. acquisition

On July 1, 2014, the Company’s wholly owned subsidiary, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), acquired the entire outstanding shares of Hartford Life Insurance K.K. (Head office: Minato-ku, Tokyo, Japan, Business description: Life insurance business and reinsurance business, hereinafter, “HLIKK”), a subsidiary of The Hartford Financial Services Group, Inc. in accordance with the share purchase agreement executed between the Company and Hartford Life, Inc. (Head office: Simsburry, Connecticut, U.S.A.), a subsidiary of The Hartford Financial Services Group, Inc. as of April 28, 2014 in order to enhance its capital strength and improve the soundness of its management, in view of accelerating its growth. As a result, HLIKK has become a consolidated subsidiary of the Company. HLIKK has discontinued selling insurance products since June 2009.

In addition, on July 1, 2015, HLIKK was merged into ORIX Life Insurance.

The total cost of acquisition consideration was ¥98,355 million, of which cost, ¥97,676 million was paid in cash on July 1, 2014. In addition, an additional consideration of ¥679 million was paid in cash on December 3, 2014, as a result of the acquisition price adjustment calculated based on HLIKK’s net assets as of June 30, 2014 pursuant to the share purchase agreement.

Transaction costs were ¥224 million and ¥1,217 million for fiscal 2014 and 2015, respectively, and are included in selling, general and administrative expenses in the Company’s consolidated statements of income.

The Company allocated the acquisition consideration to HLIKK’s respective assets acquired and liabilities assumed, and recorded the identified assets and liabilities based on their fair values at the acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The company finalized the purchase price allocation during fiscal 2016. As a result, the following table provides fair value amounts allocated to assets acquired and liabilities assumed of HLIKK.

Millions of yen
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

In connection with this acquisition, the Company recognized the identifiable assets acquired and the liabilities assumed at their fair value, and recognized an excess of the fair value of the net assets acquired over the fair value of the consideration transferred as a bargain purchase gain of ¥36,082 million for the previous fiscal year, which is separately reported in the consolidated statements of income.

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2013, the beginning of fiscal 2014:

	Millions of yen
	2014	2015
Total revenues	¥1,819,007	¥2,220,805
Income from Continuing Operations	215,158	259,239

Total revenues and income from continuing operations of HLIKK included in the Company’s consolidated statements of income for fiscal 2015 are ¥196,883 million and ¥4,597 million, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(4) Other acquisitions

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

The Company allocated the acquisition consideration to the entities’ respective assets acquired and liabilities assumed, and records the identified assets, liabilities and noncontrolling interest based on their fair values at the acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”). The fair value of noncontrolling interest is estimated based on the acquisition consideration taking into account an appraisal value using a binominal option pricing model.

The Company finalized the purchase price allocation during fiscal 2016. As a result, the following table provides fair value amounts allocated to assets acquired and liabilities assumed of the acquired entities.

Millions of yen
Fair value amounts of assets, liabilities and noncontrolling interests
Cash and Cash Equivalents	¥32,234
Property under Facility Operations	9,289
Trade Notes, Accounts and Other Receivable	37,359
Inventories	21,249
Office Facilities	3,250
Other Assets	158,370
Other	1,359

Total Assets	263,110

Short-Term Debt	4,140
Trade Notes, Accounts and Other Payable	33,963
Current and Deferred Income Taxes	24,457
Long-Term Debt	45,739
Other Liabilities	26,165

Total Liabilities	134,464

Noncontrolling interests	26,025

Aggregate fair value of considerations transferred	¥102,621

Goodwill with a value of ¥79,872 million and other intangible assets of ¥60,839 million that were identified in connection with the acquisitions are included in other assets in the Company’s consolidated balance sheet as of March 31, 2016. The goodwill is calculated as the excess of considerations transferred and the fair value of noncontrolling interest over the net assets recognized at fair value. The Company calculated the amount of goodwill based on estimates of fair value of assets acquired, liabilities assumed and noncontrolling interest. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

goodwill represents the future growth of the ORIX Group from new revenue streams arising from the consolidation of the entities and synergies with the existing Company’s assets and businesses. The goodwill is not deductible for tax purposes. The goodwill and other intangible assets recorded in connection with the acquisitions are included in the Corporate Financial Services segment, the Investment and Operation segment and the Overseas Business segment.

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisitions had occurred as of April 1, 2013, the beginning of fiscal 2014:

	Millions of yen
	2014	2015
Total revenues	¥1,756,437	¥2,345,327
Income from Continuing Operations	197,772	255,219

Total revenues and income from continuing operations of newly consolidated subsidiaries included in the Company’s consolidated statements of income for fiscal 2015 are ¥234,030 million and ¥5,033 million, respectively.

The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date.

During fiscal 2016, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥51,786 million, which was paid mainly in cash. Goodwill initially recognized in these transactions amounted to ¥34,319 million. The goodwill is not deductible for tax purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥11,238 million. The Company reflected certain preliminary estimates with respect to the fair value of the underlying net assets of these entities in determining amounts of the goodwill. The amount of the goodwill and intangible assets other than goodwill could possibly be adjusted because certain of these acquisitions were made near the fiscal year-end and the purchase price allocations have not completed yet. The acquisitions were mainly included in the Investment and Operation segment and the Overseas Business segment.

The segment in which goodwill is allocated is disclosed in Note 13 “Goodwill and Other Intangible Assets.”

(5) Divestitures

Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2014, 2015 and 2016 amounted to ¥64,923 million, ¥20,575 million and ¥57,867 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2014 mainly consisted of ¥58,738 million in the Investment and Operating segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2015 mainly consisted of ¥18,510 million in the Overseas Business segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2016 mainly consisted of ¥47,994 million in the Overseas Business segment and ¥9,145 million in the Investment and Operation segment. The details of significant divestitures are as follows.

During fiscal 2015, the Company sold 71.9% of the common shares of a consolidated subsidiary, STX Energy Co., Ltd. (presently GS E&R Corp., hereinafter, “STX Energy”) to a third-party. The Company retains a 25% interest in STX Energy, which became an equity method affiliate from fiscal 2015. The sale of the controlling interest resulted in a gain of ¥14,883 million, and the remeasurement of the retained interest to its fair

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

value resulted in a gain of ¥1,329 million, both of which were included in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net during fiscal 2015. The fair value of the retained interest was remeasured based on the sale proceed adjusted for a control premium.

During fiscal 2016, ORIX USA Corporation (hereinafter, “ORIX USA”), a wholly owned subsidiary of the Company, sold 14.7% of its shares of Class A common stock of Houlihan Lokey, Inc. (hereinafter, “Houlihan Lokey”), a subsidiary of ORIX USA, through the initial public offering (hereinafter, “IPO”), concurrently allotting its shares to Houlihan Lokey’s management and other employees. ORIX USA retains a 33.0% interest in Houlihan Lokey’s Class A common stock and thus Houlihan Lokey became an equity method investee during fiscal 2016. The partial sale of the ownership interest resulted in a gain of ¥10,498 million, and the remeasurement of the retained interest to its fair value due to a loss of control resulted in a gain of ¥29,087 million, both of which were included in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2016. The fair value of the retained interest was remeasured based on the sale price in the IPO.

During fiscal 2016, the Company and its subsidiaries sold to third parties all of the shares of certain consolidated subsidiaries.

As a result of the sales, the Company and its subsidiaries recognized a gain of ¥8,739 million in gains on sales of subsidiaries and affiliates and liquidation losses, net in the consolidated statement of income for fiscal 2016.

4. Cash Flow Information

Cash payments during fiscal 2014, 2015 and 2016 are as follows:

	Millions of yen
	2014	2015	2016
Cash payments:
Interest	¥88,385	¥76,755	¥77,321
Income taxes, net	32,831	83,462	31,046

Non-cash activities in fiscal 2014, 2015 and 2016 are as follows.

In fiscal 2014, 2015 and 2016, real estate under operating leases of ¥50,820 million, ¥4,042 million and ¥15,963 million, respectively, were recognized with the corresponding amounts of installment loans and investment in securities being derecognized as a result of acquiring real estate collateral. In fiscal 2014, other assets of ¥8,741 million were also recognized with the corresponding amounts of installment loans and investment in securities being derecognized as a result of acquiring real estate collateral.

In fiscal 2014, assets and liabilities were decreased by ¥155,918 million and ¥170,869 million, respectively, in the Company’s consolidated balance sheet due to deconsolidation of certain VIEs which had been consolidated by a subsidiary. The derecognized assets mainly consist of installment loans and investment in securities, and the derecognized liabilities mainly consist of long-term debt. Derecognition of these assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions. In fiscal 2015, assets and liabilities decreased by ¥7,450 million and ¥9,279 million, respectively, in the Company’s consolidated balance sheet due to deconsolidation of certain VIEs which had been consolidated by a subsidiary. The derecognized assets mainly consist of installment loans, and the derecognized liabilities mainly consist of long-term debt. Derecognition of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

these assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions. In fiscal 2016, assets and liabilities decreased by ¥7,234 million and ¥12,181 million, respectively, in the Company’s consolidated balance sheet due to deconsolidation of certain VIEs which had been consolidated by a subsidiary. The derecognized assets mainly consist of installment loans, and the derecognized liabilities mainly consist of long-term debt. Derecognition of these assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions.

As non-cash financing activities, ¥49,944 million of convertible bonds were converted to common stocks in fiscal 2014.

In addition, the Company and its subsidiaries recognized identifiable assets acquired and liabilities assumed at their fair values in connection with the acquisitions, details of which are provided in Note 3 “Acquisitions and divestitures.”

5. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2015 and 2016 consists of the following:

	Millions of yen
	2015	2016
Total Minimum lease payments to be received	¥1,410,512	¥1,366,454
Less: Estimated executory costs	(63,456)	(57,600)
Minimum lease payments receivable	1,347,056	1,308,854
Estimated residual value	30,620	31,338
Initial direct costs	5,866	5,557
Unearned lease income	(167,088)	(155,613)

	¥1,216,454	¥1,190,136

Minimum lease payments receivable are due in periodic installments through fiscal 2036. At March 31, 2016, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2017	¥441,910
2018	313,483
2019	217,794
2020	142,674
2021	76,900
Thereafter	116,093

Total	¥1,308,854

Included in finance revenues in the consolidated statements of income are direct financing leases revenues of ¥57,483 million, ¥61,116 million and ¥65,365 million for fiscal 2014, 2015 and 2016, respectively.

Gains and losses from the disposition of direct financing lease assets, which were included in finance revenues, were not significant for fiscal 2014, 2015 and 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

6. Investment in Operating Leases

Investment in operating leases at March 31, 2015 and 2016 consists of the following:

	Millions of yen
	2015	2016
Transportation equipment	¥934,430	¥1,076,697
Measuring and information-related equipment	236,922	239,262
Real estate	590,388	531,155
Other	19,767	21,343

	1,781,507	1,868,457
Accumulated depreciation	(506,801)	(542,868)

Net	1,274,706	1,325,589
Accrued rental receivables	21,514	23,610

	¥1,296,220	¥1,349,199

For fiscal 2014, 2015 and 2016, gains from the disposition of real estate under operating leases included in operating lease revenues are ¥5,872 million, ¥16,338 million and ¥18,768 million, respectively, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues are ¥17,820 million, ¥18,087 million and ¥19,572 million, respectively.

For fiscal 2014, where the Company and its subsidiaries have no significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are reported as income from discontinued operations, net.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2014, 2015 and 2016 are as follows:

	Millions of yen
	2014	2015	2016
Depreciation expenses	¥166,234	¥177,038	¥184,768
Various expenses	50,334	61,119	60,301

	¥216,568	¥238,157	¥245,069

The operating lease contracts include non-cancelable lease terms that range up to 21 years at March 31, 2016. The minimum future rentals on non-cancelable operating leases due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2017	¥196,417
2018	138,642
2019	94,783
2020	59,821
2021	34,586
Thereafter	62,532

Total	¥586,781

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

7. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2015 and 2016 is as follows:

	Millions of yen
	2015	2016
Borrowers in Japan:
Consumer—
Housing loans	¥1,048,216	¥1,122,088
Card loans	243,225	260,533
Other	22,866	23,466

	1,314,307	1,406,087

Corporate—
Real estate companies	227,568	230,001
Non-recourse loans	41,535	19,951
Commercial, industrial and other companies	401,718	365,371

	670,821	615,323

Overseas:
Non-recourse loans	83,233	61,260
Commercial, industrial companies and other	367,401	479,039

	450,634	540,299
Purchased loans*	42,292	30,524

	¥2,478,054	¥2,592,233

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

Generally, installment loans are made under agreements that require the borrower to provide collateral or guarantors.

At March 31, 2016, the contractual maturities of installment loans (except purchased loans) for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2017	¥408,746
2018	287,360
2019	267,473
2020	200,873
2021	219,901
Thereafter	1,177,356

Total	¥2,561,709

Included in finance revenues in the consolidated statements of income is interest income on loans of ¥118,287 million, ¥110,390 million and ¥118,982 million fiscal 2014, 2015 and 2016, respectively.

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

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2015 and 2016 were ¥15,613 million and ¥21,867 million, respectively. There were ¥15,361 million and ¥20,673 million of loans held for sale as of March 31, 2015 and 2016, respectively, measured at fair value by electing the fair value option.

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

Purchased loans acquired by the Company and its subsidiaries are generally characterized by extended period of non-performance by the borrower, and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥42,292 million and ¥30,524 million as of March 31, 2015 and 2016, respectively, and the fair value at the acquisition date of purchased loans acquired during fiscal 2015 and 2016 were ¥10,131 million and ¥7,799 million, respectively.

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired, and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥15,216 million and ¥11,013 million as of March 31, 2015 and 2016, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2014, 2015 and 2016 are as follows:

	Millions of yen
	2014	2015	2016
Beginning balance	¥15,316	¥14,148	¥10,717
Provision (Reversal)	2,532	(690)	(1,308)
Charge-offs	(3,921)	(3,390)	(1,236)
Recoveries	111	432	232
Other*	110	217	(172)

Ending balance	¥14,148	¥10,717	¥8,233

*	Other includes foreign currency translation adjustments.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the allowance for credit losses for fiscal 2014, 2015 and 2016:

	March 31, 2014
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for Credit Losses:
Beginning balance	¥14,526	¥16,717	¥41,875	¥15,316	¥15,830	¥104,264
Provision	4,437	2,381	837	2,532	3,651	13,838
Charge-offs	(5,786)	(3,590)	(11,807)	(3,921)	(4,421)	(29,525)
Recoveries	290	140	798	111	70	1,409
Other*2	6	(6,601)	1,041	110	254	(5,190)

Ending balance	¥13,473	¥9,047	¥32,744	¥14,148	¥15,384	¥84,796

Individually evaluated for impairment	3,279	8,534	25,054	12,288	0	49,155
Not individually evaluated for impairment	10,194	513	7,690	1,860	15,384	35,641

Financing receivables:
Ending balance	¥1,236,414	¥174,204	¥837,329	¥53,341	¥1,094,073	¥3,395,361

Individually evaluated for impairment	11,796	24,902	76,051	23,075	0	135,824
Not individually evaluated for impairment	1,224,618	149,302	761,278	30,266	1,094,073	3,259,537

	March 31, 2015
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for Credit Losses:
Beginning balance	¥13,473	¥9,047	¥32,744	¥14,148	¥15,384	¥84,796
Provision (Reversal)	5,456	(1,080)	4,800	(690)	3,145	11,631
Charge-offs	(7,189)	(53)	(13,247)	(3,390)	(3,832)	(27,711)
Recoveries	835	0	593	432	58	1,918
Other*3	10	234	782	217	449	1,692

Ending balance	¥12,585	¥8,148	¥25,672	¥10,717	¥15,204	¥72,326

Individually evaluated for impairment	2,606	7,751	15,541	8,481	0	34,379
Not individually evaluated for impairment	9,979	397	10,131	2,236	15,204	37,947

Financing receivables:
Ending balance	¥1,330,353	¥124,768	¥965,028	¥42,292	¥1,216,454	¥3,678,895

Individually evaluated for impairment	11,993	22,032	51,793	15,216	0	101,034
Not individually evaluated for impairment	1,318,360	102,736	913,235	27,076	1,216,454	3,577,861

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2016
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for Credit Losses:
Beginning Balance	¥12,585	¥8,148	¥25,672	¥10,717	¥15,204	¥72,326
Provision (Reversal)	7,367	(491)	3,362	(1,308)	2,787	11,717
Charge-offs	(7,572)	(504)	(5,298)	(1,236)	(4,075)	(18,685)
Recoveries	543	0	393	232	13	1,181
Other*4	344	(5,353)	(738)	(172)	(549)	(6,468)

Ending Balance	¥13,267	¥1,800	¥23,391	¥8,233	¥13,380	¥60,071

Individually Evaluated for Impairment	2,770	1,323	12,552	5,888	0	22,533
Not Individually Evaluated for Impairment	10,497	477	10,839	2,345	13,380	37,538

Financing receivables:
Ending Balance	¥1,461,982	¥81,211	¥996,649	¥30,524	¥1,190,136	¥3,760,502

Individually Evaluated for Impairment	14,101	11,057	37,422	11,013	0	73,593
Not Individually Evaluated for Impairment	1,447,881	70,154	959,227	19,511	1,190,136	3,686,909

*1	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).
*2	Other mainly includes foreign currency translation adjustments and decrease in allowance related to newly consolidated subsidiaries. Additionally, other in non-recourse loans includes a decrease of ¥6,562 million due to the sale of controlling class interests of a certain VIE, which was formerly consolidated, to a third party and resulting in deconsolidation of that VIE.
*3	Other mainly includes foreign currency translation adjustments and decrease in allowance related to newly consolidated subsidiaries.
*4	Other mainly includes foreign currency translation adjustments and decrease in allowance related to newly consolidated subsidiaries. Additionally, other in non-recourse loans includes a decrease of ¥5,265 million due to the sale of controlling class interests of a certain VIE, which was formerly consolidated, to a third party and resulting in deconsolidation of that VIE.
*5	Loans held for sale are not included in the table above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the impaired loans as of March 31, 2015 and 2016:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2016
		Millions of yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded*1:		¥14,601	¥14,498	¥0
Consumer borrowers		931	852	0
	Housing loans	931	852	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		13,670	13,646	0
Non-recourse loans	Japan	4,776	4,776	0
	The Americas	0	0	0
Other	Real estate companies	0	0	0
	Entertainment companies	211	211	0
	Other	8,683	8,659	0
Purchased loans		0	0	0
With an allowance recorded*2:		58,992	57,758	22,533
Consumer borrowers		13,170	12,628	2,770
	Housing loans	3,580	3,058	1,401
	Card loans	4,123	4,113	590
	Other	5,467	5,457	779
Corporate borrowers		34,809	34,117	13,875
Non-recourse loans	Japan	292	292	72
	The Americas	5,989	5,988	1,251
Other	Real estate companies	8,612	8,480	2,140
	Entertainment companies	2,218	2,209	840
	Other	17,698	17,148	9,572
Purchased loans		11,013	11,013	5,888

Total:		¥73,593	¥72,256	¥22,533

Consumer borrowers		14,101	13,480	2,770

	Housing loans	4,511	3,910	1,401

	Card loans	4,123	4,113	590

	Other	5,467	5,457	779

Corporate borrowers		48,479	47,763	13,875

Non-recourse loans	Japan	5,068	5,068	72

	The Americas	5,989	5,988	1,251

Other	Real estate companies	8,612	8,480	2,140

	Entertainment companies	2,429	2,420	840

	Other	26,381	25,807	9,572

Purchased loans		11,013	11,013	5,888

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for fiscal 2014, 2015 and 2016:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2016
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥13,215	¥317	¥269
	Housing loans	5,090	176	148
	Card loans	3,970	69	59
	Other	4,155	72	62
Corporate borrowers		58,138	974	947
Non-recourse loans	Japan	5,117	7	7
	The Americas	11,759	275	275
Other	Real estate companies	13,843	210	198
	Entertainment companies	3,505	102	99
	Other	23,914	380	368
Purchased loans		12,864	0	0

Total		¥84,217	¥1,291	¥1,216

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2015 and 2016:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2016
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,439,703	¥14,101	¥8,178	¥22,279	¥1,461,982
	Housing loans	1,131,276	4,511	2,267	6,778	1,138,054
	Card loans	255,753	4,123	657	4,780	260,533
	Other	52,674	5,467	5,254	10,721	63,395
Corporate borrowers		1,029,381	48,479	0	48,479	1,077,860
Non-recourse loans	Japan	14,883	5,068	0	5,068	19,951
	The Americas	55,271	5,989	0	5,989	61,260
Other	Real estate companies	261,558	8,612	0	8,612	270,170
	Entertainment companies	98,852	2,429	0	2,429	101,281
	Other	598,817	26,381	0	26,381	625,198
Purchased loans		19,511	11,013	0	11,013	30,524
Direct financing leases		1,177,580	0	12,556	12,556	1,190,136
	Japan	831,207	0	7,918	7,918	839,125
	Overseas	346,373	0	4,638	4,638	351,011

Total		¥3,666,175	¥73,593	¥20,734	¥94,327	¥3,760,502

Note:	Loans held for sale are not included in the table above.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2015 and 2016:

	March 31, 2015
		Millions of yen
		Past-Due Financing Receivables
Portfolio segment	Class	30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due	Total Financing Receivables	Non- Accrual
Consumer borrowers		¥3,229	¥9,825	¥13,054	¥1,330,353	¥9,825
	Housing loans	1,672	6,503	8,175	1,059,786	6,503
	Card loans	704	1,202	1,906	243,225	1,202
	Other	853	2,120	2,973	27,342	2,120
Corporate borrowers		7,991	33,694	41,685	1,089,796	43,697
Non-recourse loans	Japan	0	4,975	4,975	41,535	4,975
	The Americas	6,639	9,846	16,485	83,233	14,716
Other	Real estate companies	37	8,366	8,403	256,600	8,730
	Entertainment companies	0	571	571	106,173	571
	Other	1,315	9,936	11,251	602,255	14,705
Direct financing leases		6,142	15,373	21,515	1,216,454	15,373
	Japan	1,877	10,293	12,170	829,885	10,293
	Overseas	4,265	5,080	9,345	386,569	5,080

Total		¥17,362	¥58,892	¥76,254	¥3,636,603	¥68,895

	March 31, 2016
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due	Total Financing Receivables	Non- accrual
Consumer borrowers		¥5,002	¥11,348	¥16,350	¥1,461,982	¥11,348
	Housing loans	2,283	4,435	6,718	1,138,054	4,435
	Card loans	503	1,103	1,606	260,533	1,103
	Other	2,216	5,810	8,026	63,395	5,810
Corporate borrowers		3,018	18,944	21,962	1,077,860	31,464
Non-recourse loans	Japan	0	4,776	4,776	19,951	4,776
	The Americas	2,370	400	2,770	61,260	5,924
Other	Real estate companies	44	2,727	2,771	270,170	2,727
	Entertainment companies	0	145	145	101,281	145
	Other	604	10,896	11,500	625,198	17,892
Direct financing leases		6,457	12,556	19,013	1,190,136	12,556
	Japan	500	7,918	8,418	839,125	7,918
	Overseas	5,957	4,638	10,595	351,011	4,638

Total		¥14,477	¥42,848	¥57,325	¥3,729,978	¥55,368

Note:	Loans held for sale and purchased loans are not included in the table above.

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

The following table provides information about troubled debt restructurings of financing receivables that occurred during fiscal 2014, 2015 and 2016:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2016
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥6,436	¥4,890
	Housing loans	71	23
	Card loans	2,405	1,910
	Other	3,960	2,957
Corporate borrowers		584	582
Non-recourse loans	The Americas	575	575
Other	Other	9	7

Total		¥7,020	¥5,472

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

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2016 and for which there was a payment default during fiscal 2016:

	March 31, 2016
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥68
	Card loans	45
	Other	23

Total		¥68

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

In January 2014, Accounting Standards Update 2014-04(“Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure” —ASC 310-40(“Receivables-Troubled Debt Restructurings by Creditors”)) was issued. This Update clarifies when a creditor is considered to have received physical possession resulting from an in substance repossession or foreclosure or residential real estate property collateralizing a consumer mortgage loan. Additionally, this Update requires an entity to disclose the amount of foreclosed residential real estate property and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. The Company and its subsidiaries adopted this Update on April 1, 2015.

As of March 31, 2016, there was no amount of foreclosed residential real estate property based on this Update. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure is ¥601 million as of March 31, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

9. Investment in Securities

Investment in securities as of March 31, 2015 and 2016 consists of the following:

	Millions of yen
	2015	2016
Trading securities*	¥1,190,131	¥725,821
Available-for-sale securities	1,356,840	1,347,890
Held-to-maturity securities	115,599	114,858
Other securities	183,687	156,223

Total	¥2,846,257	¥2,344,792

*	The amount of assets under management of variable annuity and variable life insurance contracts included in trading securities were ¥1,165,347 million and ¥704,313 million as of March 31, 2015 and March 31, 2016, respectively.

Gains and losses realized from the sale of trading securities and net unrealized holding gains (losses) on trading securities are included in net gains on investment securities and life insurance related investment income. For further information, see Note 22 “Gains on investment securities and dividends” and Note 23 “Life Insurance Operations.” For fiscal 2014, 2015 and 2016, net unrealized holding gains (losses) on trading securities were losses of ¥3,083 million, gains of ¥137,704 million and losses of ¥84,678 million, respectively.

During fiscal 2014, 2015 and 2016, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥318,697 million, ¥511,868 million and ¥464,232 million, respectively, resulting in gross realized gains of ¥14,517 million, ¥32,206 million and ¥32,593 million, respectively, and gross realized losses of ¥368 million, ¥129 million and ¥467 million, respectively. The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2014, 2015 and 2016, the Company and its subsidiaries charged losses on securities of ¥7,989 million, ¥8,997 million and ¥4,515 million, respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share. The aggregate carrying amount of other securities accounted for under the cost method totaled ¥43,718 million and ¥27,349 million as of March 31, 2015 and 2016, respectively. Investments with an aggregate cost of ¥42,838 million and ¥27,125 million, respectively, were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

A certain subsidiary that has newly become a consolidated subsidiary of the company during fiscal 2016 elected the fair value option under ASC 825 (“Financial Instruments”) for investments in foreign government bond securities included in available-for-sale securities, which as of March 31, 2016, was fair valued at ¥988 million.

A certain subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for certain investments in equity securities included in available-for-sale securities, which as of March 31, 2015 and 2016, were fair valued at ¥8,168 million and ¥16,227 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain subsidiaries elected the fair value option under ASC 825 (“Financial Instruments”) for certain investments in a trust and investment funds included in other securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2015 and 2016, the fair values of these investments were ¥8,723 million and ¥10,152 million, respectively.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type as of March 31, 2015 and 2016 are as follows:

March 31, 2015

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥517,500	¥10,127	¥(35)	¥527,592
Japanese prefectural and foreign municipal bond securities	155,943	5,644	(110)	161,477
Corporate debt securities	283,859	3,891	(137)	287,613
Specified bonds issued by SPEs in Japan	7,257	54	(31)	7,280
CMBS and RMBS in the Americas	67,049	3,073	(146)	69,976
Other asset-backed securities and debt securities	147,308	1,286	(624)	147,970
Equity securities	104,096	52,568	(1,732)	154,932

	1,283,012	76,643	(2,815)	1,356,840

Held-to-maturity:
Japanese government bond securities and other	115,599	14,490	(112)	129,977

	¥1,398,611	¥91,133	¥(2,927)	¥1,486,817

March 31, 2016

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥464,854	¥32,501	¥0	¥497,355
Japanese prefectural and foreign municipal bond securities	165,465	4,106	(37)	169,534
Corporate debt securities	403,349	7,443	(13)	410,779
Specified bonds issued by SPEs in Japan	3,422	39	0	3,461
CMBS and RMBS in the Americas	97,692	1,906	(2,412)	97,186
Other asset-backed securities and debt securities	63,079	1,744	(6,593)	58,230
Equity securities	85,452	33,492	(7,599)	111,345

	1,283,313	81,231	(16,654)	1,347,890

Held-to-maturity:
Japanese government bond securities and other	114,858	30,662	0	145,520

	¥1,398,171	¥111,893	¥(16,654)	¥1,493,410

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2015 and 2016, respectively:

March 31, 2015

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥5,407	¥(35)	¥0	¥0	¥5,407	¥(35)
Japanese prefectural and foreign municipal bond securities	44,782	(110)	0	0	44,782	(110)
Corporate debt securities	81,108	(58)	6,363	(79)	87,471	(137)
Specified bonds issued by SPEs in Japan	0	0	1,269	(31)	1,269	(31)
CMBS and RMBS in the Americas	9,754	(31)	506	(115)	10,260	(146)
Other asset-backed securities and debt securities	10,950	(304)	8,127	(320)	19,077	(624)
Equity securities	6,640	(1,723)	585	(9)	7,225	(1,732)

	158,641	(2,261)	16,850	(554)	175,491	(2,815)

Held-to-maturity:
Japanese government bond securities and other	4,889	(112)	0	0	4,889	(112)

	¥163,530	¥(2,373)	¥16,850	¥(554)	¥180,380	¥(2,927)

March 31, 2016

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese prefectural and foreign municipal bond securities	¥14,821	¥(30)	¥554	¥(7)	¥15,375	¥(37)
Corporate debt securities	32,969	(13)	1,802	0	34,771	(13)
CMBS and RMBS in the Americas	55,226	(2,234)	5,002	(178)	60,228	(2,412)
Other asset-backed securities and debt securities	14,220	(1,857)	18,846	(4,736)	33,066	(6,593)
Equity securities	17,040	(7,550)	594	(49)	17,634	(7,599)

	¥134,276	¥(11,684)	¥26,798	¥(4,970)	¥161,074	¥(16,654)

The number of investment securities that were in an unrealized loss position as of March 31, 2015 and 2016 were 197 and 259, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Debt securities with unrealized loss position mainly include CMBS and RMBS in the Americas and other asset-backed securities.

The unrealized loss associated with CMBS and RMBS in the Americas and other asset-backed securities is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis and no credit impairment was identified. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired as of March 31, 2016.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired as of March 31, 2016.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for fiscal 2014, 2015 and 2016 are as follows:

	Millions of yen
	2014	2015	2016
Total other-than-temporary impairment losses	¥7,992	¥9,077	¥4,517
Portion of loss recognized in other comprehensive income (before taxes)	(3)	(80)	(2)

Net impairment losses recognized in earnings	¥7,989	¥8,997	¥4,515

Total other-than-temporary impairment losses for fiscal 2014 mainly related to equity securities and other securities. Total other-than-temporary impairment losses for fiscal 2015 and 2016 related to equity securities, debt securities and other securities.

During fiscal 2014, other-than-temporary impairment losses related to debt securities are recognized mainly on certain mortgage-backed securities. During fiscal 2015 and 2016, other-than-temporary impairment losses related to debt securities are recognized mainly on certain other asset-backed securities. Mortgage-backed securities have experienced credit losses due to a decrease in cash flows attributable to significant default and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

bankruptcies on the underlying loans. Other asset-backed securities have experienced credit losses due to a decline in value of the underlying assets. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes. The credit loss assessment is made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed securities, that were estimated based on a number of assumptions such as seniority of the security.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) for fiscal 2014, 2015 and 2016 are as follows:

	Millions of yen
	2014	2015	2016
Beginning	¥7,809	¥1,991	¥2,633
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	8	456	0
Credit loss for which an other-than-temporary impairment was previously recognized	239	282	49
Reduction during the period:
For securities sold or redeemed	(3,609)	(44)	(604)
Due to change in intent to sell or requirement to sell	(2,456)	(52)	(665)

Ending	¥1,991	¥2,633	¥1,413

The Company and its subsidiaries recorded other-than-temporary impairments related to the non-credit losses arising from foregoing debt securities for CMBS and RMBS in the Americas. These impairments included the amount of unrealized gains or losses for the changes in fair value of the debt securities after recognition of other-than-temporary impairments in earnings. As of March 31, 2014, an unrealized gain of ¥59 million and an unrealized loss of ¥102 million, before taxes, were included and an unrealized gain of ¥38 million and an unrealized loss of ¥65 million, net of taxes, were included in unrealized gains or losses of accumulated other comprehensive income. As of March 31, 2015, an unrealized gain of ¥234 million and an unrealized loss of ¥58 million, before taxes, were included and an unrealized gain of ¥149 million and an unrealized loss of ¥37 million, net of taxes, were included in unrealized gains or losses of accumulated other comprehensive income. As of March 31, 2016, an unrealized gain of ¥61 million and an unrealized loss of ¥6 million, before taxes, were included and an unrealized gain of ¥39 million and an unrealized loss of ¥4 million, net of taxes, were included in unrealized gains or losses of accumulated other comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities held as of March 31, 2016:

Available-for-sale securities held as of March 31, 2016:

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥98,357	¥99,607
Due after one to five years	386,050	388,102
Due after five to ten years	375,770	387,105
Due after ten years	337,684	361,731

	¥1,197,861	¥1,236,545

Held-to-maturity securities held as of March 31, 2016:

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥294	¥294
Due after ten years	114,564	145,226

	¥114,858	¥145,520

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in finance revenues in the consolidated statements of income is interest income on investment securities of ¥12,393 million, ¥12,391 million and ¥12,712 million for fiscal 2014, 2015 and 2016, respectively.

The Company and a certain foreign subsidiary acquired debt securities with evidence of deterioration of credit quality at the time of acquisition, and it was not probable the Company and a certain foreign subsidiary were able to recover all contractual amounts of those debt securities. In accordance with the provision of ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”) and ASC 320 (“Investments”), the Company and the subsidiary determined the expected future cash flows taking into account historical cash collections for debt securities with similar characteristics as well as expected prepayments and the amount and the timing of undiscounted expected principal, interest and other cash flows for each pool of debt securities. Accretable yield represents the excess of expected future cash flows over carrying value of the debt securities, which is recognized as interest income over the remaining life of the debt securities. For a debt security for which the fair value is less than the amortized cost basis, the Company and a certain foreign subsidiary estimates the present value of cash flows expected to be collected from the security and compares it with the amortized cost basis of the security to determine whether a credit loss exists. If, based on current information and events, the Company and the subsidiary determine a credit loss exists for that security, an other-than-temporary impairment is considered to have occurred. For a debt security for which an other-than-temporary impairment is considered to have occurred, the Company and the subsidiary recognize the entire

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

difference between the amortized cost and the fair value in earnings if the Company and the subsidiary intend to sell the debt security or it is more likely than not that the Company and the subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and the subsidiary do not intend to sell the debt security and it is not more likely than not that the Company and the subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and the subsidiary separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes. The carrying amounts and the nominal value of debt securities acquired with evidence of deterioration of credit quality were ¥851 million and ¥5,595 million as of March 31, 2015, and ¥319 million and ¥1,057 million as of March 31, 2016. The outstanding balance of accretable yield was ¥996 million and ¥743 million as of March 31, 2015 and 2016, respectively.

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

During fiscal 2014, 2015 and 2016, there was no securitization transaction accounted for as a sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2015 and 2016, and quantitative information about net credit loss for fiscal 2014, 2015 and 2016 are as follows:

	Total principal amount of receivables
	Millions of yen
	March 31, 2015	March 31, 2016
Direct financing leases	¥1,216,454	¥1,190,136
Installment loans	2,478,054	2,592,233

Assets recorded on the balance sheet	3,694,508	3,782,369
Direct financing leases sold on securitization	894	706

Total assets managed together or sold on securitization	¥3,695,402	¥3,783,075

	Principal amount of receivables that are 90 days or more past-due and impaired loans
	Millions of yen
	March 31, 2015	March 31, 2016
Direct financing leases	¥15,373	¥12,556
Installment loans	107,669	81,771

Assets recorded on the balance sheet	123,042	94,327
Direct financing leases sold on securitization	0	0

Total assets managed together or sold on securitization	¥123,042	¥94,327

	Credit loss
	Millions of yen
	2014	2015	2016
Direct financing leases	¥4,351	¥3,774	¥4,062
Installment loans	23,765	22,019	13,442

Assets recorded on the balance sheet	28,116	25,793	17,504
Direct financing leases sold on securitization	0	0	0

Total assets managed together or sold on securitization	¥28,116	¥25,793	¥17,504

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets and the balances of these servicing assets as of March 31, 2015 and 2016 were ¥18,376 million and ¥16,852 million, respectively. During fiscal 2015 and 2016, the servicing assets were increased by ¥3,410 million and ¥4,077 million, respectively, mainly from loans sold with servicing retained and decreased by ¥4,703 million and ¥4,467 million, respectively, mainly from amortization and increased by ¥2,758 million and decreased by ¥1,134 million, respectively, from the effects of changes in foreign exchange rates. The fair value of the servicing assets as of March 31, 2015 and 2016 were ¥27,676 million and ¥24,229 million, respectively.

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

According to ASC 810, the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2015

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,036	123	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	223,069	65,017	135,723	7,000
(d) VIEs for corporate rehabilitation support business	4,366	34	0	0
(e) VIEs for investment in securities	21,027	8,064	12,928	23,974
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	393,502	250,402	325,236	0
(g) VIEs for securitization of loan receivable originated by third parties	36,452	43,280	36,452	0
(h) VIEs for power generation projects	84,242	31,236	30,227	173,560
(i) Other VIEs	202,708	99,545	187,065	0

Total	¥966,402	¥497,701	¥727,631	¥204,534

March 31, 2016
	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	953	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	174,854	56,325	113,869	7,000
(d) VIEs for corporate rehabilitation support business	2,055	40	0	0
(e) VIEs for investment in securities	24,882	9,657	17,336	2,422
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	381,313	256,620	346,169	0
(g) VIEs for securitization of loan receivable originated by third parties	21,550	20,548	21,550	0
(h) VIEs for power generation projects	159,593	82,535	88,119	121,390
(i) Other VIEs	216,632	97,979	213,466	0

Total	¥981,832	¥523,704	¥800,509	¥130,812

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

2.	Non-consolidated VIEs

March 31, 2015

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss*
(a) VIEs for liquidating customer assets	¥32,421	¥0	¥2,091	¥9,551
(b) VIEs for acquisition of real estate and real estate development projects for customers	325,429	14,084	26,283	50,017
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	3,038,819	0	28,584	55,940
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,100,830	0	8,064	8,139
(h) VIEs for power generation projects	0	0	0	0
(i) Other VIEs	26,894	14	3,038	3,052

Total	¥4,524,393	¥14,098	¥68,060	¥126,699

March 31, 2016
	Millions of yen
	Total assets	Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs		Specified bonds and non-recourse loans	Investments	Maximum exposure to loss*
(a) VIEs for liquidating customer assets	¥33,406	¥0	¥2,091	¥9,551
(b) VIEs for acquisition of real estate and real estate development projects for customers	170,001	4,776	13,039	24,964
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	2,964,616	0	26,174	47,636
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,070,683	0	10,671	10,721
(h) VIEs for power generation projects	20,007	0	1,182	1,182
(i) Other VIEs	104,284	0	4,868	4,868

Total	¥4,362,997	¥4,776	¥58,025	¥98,922

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

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

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are mainly included in other assets in the Company’s consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

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

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in investment in affiliates.

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

The Company and its subsidiaries contributed additional funding to certain consolidated VIEs, since those VIEs had difficulty repaying debt and accounts payable. The amount of the additional funding for fiscal 2015 was ¥5,628 million. There was no additional funding or acquisition of subordinated interests during fiscal 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such consolidated VIEs.

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

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.

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

(g) VIEs for securitization of loan receivable originated by third parties

The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

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

(h) VIEs for power generation projects

The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, install solar panels on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt. The Company has commitment agreements by which the Company may be required to make additional investment or execute loans in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company has, is included in investment in securities in the Company’s consolidated balance sheets.

(i) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries has consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company may use VIEs to finance. The Company transfers its own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and perform administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, investment in affiliates and office facilities, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests in non-consolidated VIEs, which the Company and its subsidiaries hold, are mainly included in installment loans in the Company’s consolidated balance sheets.

12. Investment in Affiliates

Investment in affiliates at March 31, 2015 and 2016 consists of the following:

	Millions of yen
	2015	2016
Shares	¥368,989	¥499,922
Loans	9,098	30,745

	¥378,087	¥530,667

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥38,916 million and ¥50,244 million, respectively, as of March 31, 2015 and ¥110,121 million and ¥110,568 million, respectively, as of March 31, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In fiscal 2014, 2015 and 2016, the Company and its subsidiaries received dividends from affiliates of ¥9,957 million, ¥18,186 million and ¥30,063 million, respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥50,977 million and ¥101,289 million as of March 31, 2015 and 2016, respectively.

The Company no longer has the ability to exercise significant influence on ORIX JREIT Inc., and therefore has excluded ORIX JREIT Inc. from investment in affiliates accounted for by using the equity method. The transactions during the period accounted for by the equity method are described below.

ORIX JREIT Inc., formerly an equity method affiliate, entered into an asset management agreement and the like with one of the Company’s subsidiaries and paid fees of ¥1,905 million, ¥2,433 million and ¥1,937 million for fiscal 2014, 2015 and 2016, respectively.

In fiscal 2014, 2015 and 2016, the Company and certain subsidiaries sold to ORIX JREIT Inc., office buildings, commercial facilities other than office buildings, and condominiums mainly under operating leases. In fiscal 2014, 2015 and 2016, the Company and the subsidiaries recognized gains of ¥2,261 million, ¥10,473 million and ¥1,744 million respectively in earnings as operating leases. The related intercompany profits have been eliminated based on the Company’s proportionate share.

Combined and condensed information relating to the affiliates for fiscal 2014, 2015 and 2016 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	2014	2015	2016
Operations:
Total revenues	¥1,086,818	¥1,094,317	¥1,333,838
Income before income taxes	137,698	130,799	177,535
Net income	91,200	109,865	141,964

Financial position:
Total assets	¥5,704,862	¥6,897,921	¥8,350,901
Total liabilities	4,562,871	5,131,402	6,206,321
Total equity	1,141,991	1,766,519	2,144,580

The Company and its subsidiaries had no significant transactions with these companies except as described above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

13. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2014, 2015 and 2016 are as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Balance at March 31, 2013
Goodwill	¥754	¥282	¥19,329	¥11,751	¥15,424	¥79,085	¥126,625
Accumulated impairment losses	(257)	0	0	(39)	0	0	(296)

	497	282	19,329	11,712	15,424	79,085	126,329
Acquired	550	0	0	14,388	0	169,307	184,245
Impairment	0	0	0	0	0	0	0
Other (net) *	0	0	(29)	111	0	25,251	25,333

Balance at March 31, 2014
Goodwill	1,304	282	19,300	26,250	15,424	273,643	336,203
Accumulated impairment losses	(257)	0	0	(39)	0	0	(296)

	1,047	282	19,300	26,211	15,424	273,643	335,907
Acquired	53,741	0	0	17,967	0	12,043	83,751
Impairment	(550)	0	(8,708)	0	0	(587)	(9,845)
Other (net)*	0	0	(97)	(376)	0	(36,725)	(37,198)

Balance at March 31, 2015
Goodwill	55,045	282	19,203	43,841	15,424	248,961	382,756
Accumulated impairment losses	(807)	0	(8,708)	(39)	0	(587)	(10,141)

	54,238	282	10,495	43,802	15,424	248,374	372,615
Acquired	1,158	0	0	29,365	0	3,796	34,319
Impairment	(30)	0	0	0	0	0	(30)
Other (net)*	0	0	0	(6,260)	0	(68,491)	(74,751)

Balance at March 31, 2016
Goodwill	56,203	282	19,203	66,946	15,424	184,266	342,324
Accumulated impairment losses	(837)	0	(8,708)	(39)	0	(587)	(10,171)

	¥55,366	¥282	¥10,495	¥66,907	¥15,424	¥183,679	¥332,153

*	Other includes foreign currency translation adjustments, decreases due to sale of ownership interest in subsidiaries and certain other reclassifications. In the Overseas Business segment, there was a decrease of ¥39,694 million during fiscal 2015 due to the partial sale of shares of STX Energy, which as a result of the sale changed from a consolidated subsidiary to an equity method affiliate. In the Overseas Business segment, there was a decrease of ¥57,153 million during fiscal 2016 due to the partial sale of shares of Houlihan Lokey, which as a result of the sale changed from a consolidated subsidiary to an equity method affiliate.

As a result of the impairment test, the Company and its subsidiaries recognized no impairment losses on goodwill during fiscal 2014. The Company and its subsidiaries recognized impairment losses on goodwill of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

¥550 million in Corporate Financial Services segment, ¥8,708 million on golf business included in Real Estate segment, ¥587 million in Overseas Business segment during fiscal 2015. These impairment losses are accounted in other (income) and expense, net. The impairment loss on golf business was recognized as a result of reduction in estimated future cash flow due to our additional capital investment in the slower market growth, which brought the fair value of the reporting unit below its carrying amount. The Company and its subsidiaries recognized impairment losses on goodwill of ¥30 million in Corporate Financial Services segment during fiscal 2016. The impairment losses are accounted in other (income) and expense, net. The fair values of the reporting units were measured using mainly the discounted cash flow methodologies and the business enterprise value multiples methodologies.

Other intangible assets at March 31, 2015 and 2016 consist of the following:

	Millions of yen
	2015	2016
Intangible assets that have indefinite useful lives:
Trade names	¥99,395	¥75,860
Asset management contracts	153,778	150,686
Others	2,812	3,906

	255,985	230,452

Intangible assets subject to amortization:
Software	99,342	94,898
Customer relationships	126,201	125,081
Others	33,071	32,388

	258,614	252,367
Accumulated amortization	(89,587)	(96,485)

Net	169,027	155,882

	¥425,012	¥386,334

The aggregate amortization expenses for intangible assets are ¥17,467 million, ¥23,164 million and ¥25,848 million in fiscal 2014, 2015 and 2016, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥24,540 million in fiscal 2017, ¥21,143 million in fiscal 2018, ¥19,072 million in fiscal 2019, ¥17,551 million in fiscal 2020 and ¥13,352 million in fiscal 2021, respectively.

Intangible assets subject to amortization increased during fiscal 2016 are ¥29,010 million. They mainly consist of ¥10,094 million of software and ¥7,973 million of customer relationships recognized in acquisitions. The weighted average amortization periods for the software and the customer relationships recognized in acquisitions are 6 years and 10 years, respectively.

As a result of the impairment test, the Company and its subsidiaries recognized no impairment losses on intangible assets during fiscal 2014. The Company and its subsidiaries recognized impairment losses of ¥358 million on intangible assets included in mainly Corporate Financial Services segment, during fiscal 2015. The Company and its subsidiaries recognized impairment losses of ¥295 million on intangible assets included in mainly Investment and Operation segment, during fiscal 2016. These impairment losses are accounted in other (income) and expense, net. The impairment losses are recognized due to the reduction in the estimated future cash flow, which brought the fair values of the intangible assets below its carrying amount. The fair values of the intangible assets were measured using the discounted cash flow methodologies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

14. Short-Term and Long-Term Debt

Short-term debt consists of borrowings from financial institutions and commercial paper.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2015 and 2016 are as follows:

March 31, 2015

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥16,778	0.5%
Short-term debt outside Japan, mainly from banks	178,386	2.4
Commercial paper in Japan	78,072	0.2
Commercial paper outside Japan	11,549	4.0

	¥284,785	1.7

March 31, 2016

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥80,846	0.5%
Short-term debt outside Japan, mainly from banks	166,417	2.2
Commercial paper in Japan	94,786	0.1
Commercial paper outside Japan	7,575	4.0

	¥349,624	1.3

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2015 and 2016 are as follows:

March 31, 2015

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2016~2031	¥485,910	1.7%
Floating rate	2016~2032	1,622,729	1.0
Insurance companies and others:
Fixed rate	2016~2025	328,639	1.2
Floating rate	2017~2028	250,156	0.7
Unsecured bonds	2016~2025	1,118,766	1.8
Unsecured notes under medium-term note program	2016~2018	35,110	2.9
Payables under securitized lease receivables	2020~2021	157,773	0.5
Payables under securitized loan receivables and investment in securities	2018~2039	133,862	3.2

		¥4,132,945	1.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2016

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2017~2033	¥521,491	1.8%
Floating rate	2017~2033	1,601,178	0.9
Insurance companies and others:
Fixed rate	2018~2027	342,720	1.0
Floating rate	2017~2026	259,306	0.8
Unsecured bonds	2017~2025	877,504	1.1
Unsecured notes under medium-term note program	2017~2021	62,653	2.7
Payables under securitized lease receivables	2020~2021	129,005	0.3
Payables under securitized loan receivables and investment in securities	2017~2039	147,049	2.6

		¥3,940,906	1.1

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2016 is as follows:

Years ending March 31,	Millions of yen
2017	¥858,090
2018	759,484
2019	612,900
2020	400,214
2021	441,672
Thereafter	868,546

Total	¥3,940,906

For borrowings from banks, insurance companies and other financial institutions, for bonds, and for medium-term notes, principal repayments are made upon maturity of the loan contracts and interest payments are usually paid semi-annually.

During fiscal 2014, 2015 and 2016, the Company and certain subsidiaries recognized net amortization expenses of premiums and discounts of bonds and medium-term notes, and deferred issuance costs of bonds and medium-term notes in the amount of ¥618 million, ¥367 million and ¥1,085 million, respectively.

Total committed credit lines for the Company and its subsidiaries were ¥475,553 million and ¥464,677 million at March 31, 2015 and 2016, respectively, and, of these lines, ¥419,356 million and ¥389,903 million were available at March 31, 2015 and 2016, respectively. Of the available committed credit lines, ¥274,980 million and ¥380,062 million were long-term committed credit lines at March 31, 2015 and 2016, respectively.

Some of the debt and commitment contracts contain covenant clauses, and some of these include financial restrictions, such as maintenance of certain ORIX Corporation shareholders’ equity ratios. As of March 31, 2016, the Company and its subsidiaries were in compliance with such objective covenant requirements.

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

Other than the assets of the consolidated VIEs pledged as collateral for financing (see Note 11 “Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2016:

Millions of yen
Minimum lease payments, loans and investment in operating leases	¥106,118
Investment in securities	177,266
Property under facility operations	8,781
Other assets and other	17,079

¥309,244

As of March 31, 2016, investment in securities of ¥25,808 million was pledged for primarily collateral deposits. In addition, debt liabilities of affiliates amounted to ¥184,950 million was secured by investment in affiliates of ¥32,097 million as of March 31, 2016.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2016.

15. Deposits

Deposits at March 31, 2015 and 2016 consist of the following:

	Millions of yen
	2015	2016
Time deposits	¥1,028,977	¥1,093,238
Other deposits	258,403	305,234

Total	¥1,287,380	¥1,398,472

The balances of time deposits and certificates of deposit issued in amounts of ¥10 million or more were ¥617,235 million and ¥648,697 million at March 31, 2015 and 2016, respectively.

The maturity schedule of time deposits at March 31, 2016 is as follows:

Years ending March 31,	Millions of yen
2017	¥633,451
2018	205,410
2019	121,611
2020	52,595
2021	80,171

Total	¥1,093,238

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

16. Income Taxes

Income before income taxes and discontinued operations, and the provision for income taxes in fiscal 2014, 2015 and 2016 are as follows:

	Millions of yen
	2014	2015	2016
Income before income taxes and discontinued operations:
Japan	¥184,504	¥188,601	¥228,527
Overseas	101,835	155,416	162,775

	¥286,339	¥344,017	¥391,302

Provision for income taxes:
Current—
Japan	¥19,116	¥9,455	¥34,866
Overseas	27,093	38,264	42,918

	46,209	47,719	77,784

Deferred—
Japan	49,419	36,112	34,315
Overseas	2,925	5,226	8,213

	52,344	41,338	42,528

Provision for income taxes	¥98,553	¥89,057	¥120,312

In fiscal 2014, the Company and its subsidiaries in Japan are subject to a National Corporation tax of approximately 28%, an Inhabitant tax of approximately 5% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of approximately 38.3%. In fiscal 2015, the Company and its subsidiaries in Japan are subject to a National Corporation tax of approximately 26%, an Inhabitant tax of approximately 5% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of approximately 35.9%. In fiscal 2016, the Company and its subsidiaries in Japan are subject to a National Corporation tax of approximately 25%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 6%, which in the aggregate result in a statutory income tax rate of approximately 33.5%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Reconciliations of the differences between the tax provision computed at the statutory rate and the consolidated provision for income taxes in fiscal 2014, 2015 and 2016 are as follows:

	Millions of yen
	2014	2015	2016
Income before income taxes and discontinued operations	¥286,339	¥344,017	¥391,302

Tax provision computed at statutory rate	¥109,668	¥123,502	¥131,086
Increases (reductions) in taxes due to:
Change in valuation allowance*	(845)	1,839	(1,547)
Non-deductible expenses for tax purposes	2,382	3,513	2,277
Non-taxable income for tax purposes	(3,224)	(7,633)	(3,767)
Effect of nontaxable bargain purchase gain	0	(12,953)	0
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(5,805)	(8,766)	(3,593)
Effect of the tax rate change related to the new Japanese tax law	(5,824)	(14,098)	(7,468)
Other, net	2,201	3,653	3,324

Provision for income taxes	¥98,553	¥89,057	¥120,312

*	In fiscal 2015 and 2016, increases in the valuation allowance of ¥1,819 million and decreases in the valuation allowance of ¥12 million due to the amendment to tax loss carryforward rules related to the new Japanese tax law are included in “Change in valuation allowance” in the table above.

The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable income for tax purposes, changes in valuation allowance, the effect of nontaxable bargain purchase gain, the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiaries, and the effect of the tax reforms as discussed in the following paragraph.

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

On March 31, 2015, the 2015 tax reform bill was passed by the National Diet of Japan. From fiscal years beginning on April 1, 2015, the national tax rate and the local business tax rate were reduced, and as a result, the combined statutory income tax rate for the fiscal year beginning on April 1, 2015 was reduced from approximately 35.9% to approximately 33.5%. The increase and decrease of the deferred tax assets and liabilities due to the change in the tax rates resulted in a decrease of provision for income taxes by ¥14,098 million in the consolidated statements of income, and the increase of the valuation allowance due to the amendment to tax loss carryforward rules resulted in an increase of provision for income taxes by ¥1,819 million in the consolidated statements of income.

On March 29, 2016, the 2016 tax reform bill was passed by the National Diet of Japan. From fiscal years beginning on April 1, 2016, the national corporate tax rate and local business tax rate were reduced and the local corporate tax rate was increased. The net effect of those changes was a reduction in the combined statutory income tax rate for the fiscal year beginning on April 1, 2016 from approximately 32.9% to approximately 31.7%, and a further reduction in the combined statutory income tax rate for fiscal year beginning on April 1, 2017 to approximately 31.5%. For the fiscal years beginning on or after April 1, 2018, the combined statutory income tax rate was further reduced to approximately 31.3%. In addition, tax loss carryforward rules were amended, and the deductible amount of tax losses carried forward for the fiscal year beginning on April 1, 2016 is reduced to 60% of taxable income for the year, compared to 65% pursuant to the 2015 tax reform. From the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

fiscal year beginning on April 1, 2017, the deductible limit of tax losses carried forward will be increased to 55% of taxable income for the year, while the tax loss carryforward period will be reduced from ten years to nine years. From the fiscal years beginning on or after April 1, 2018, the deductible limit of tax losses carried forward will remain at 50% of taxable income for the year and the tax loss carryforward period will remain at 10 years, consistent with the 2015 tax reform. The increase and decrease of the deferred tax assets and liabilities due to the change in the tax rates resulted in a decrease of provision for income taxes by ¥7,468 million in the consolidated statements of income, and the decrease of the valuation allowance due to the amendment to tax loss carryforward rules resulted in an decrease of provision for income taxes by ¥12 million in the consolidated statements of income.

Total income taxes recognized in fiscal 2014, 2015 and 2016 are as follows:

	Millions of yen
	2014	2015	2016
Provision for income taxes	¥98,553	¥89,057	¥120,312
Income taxes on discontinued operations	4,681	166	0
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	5,304	6,915	(6,003)
Defined benefit pension plans	1,456	(4,045)	(2,954)
Foreign currency translation adjustments	1,756	6,880	(2,921)
Net unrealized gains (losses) on derivative instruments	329	(255)	(1,696)
Direct adjustments to shareholders’ equity	(101)	(734)	(2)

Total income taxes	¥111,978	¥97,984	¥106,736

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2015 and 2016 are as follows:

	Millions of yen
	2015	2016
Assets:
Net operating loss carryforwards	¥91,899	¥72,994
Allowance for doubtful receivables on direct financing leases and probable loan losses	20,170	12,883
Investment in securities	11,128	15,306
Policy liabilities and policy account balances	18,273	763
Accrued expenses	30,352	25,537
Investment in operating leases	18,470	16,814
Property under facility operations	10,098	10,211
Installment loans	6,487	8,640
Other	50,961	49,393

	257,838	212,541
Less: valuation allowance	(50,515)	(43,220)

	207,323	169,321
Liabilities:
Investment in direct financing leases	6,342	10,471
Investment in operating leases	89,411	90,074
Unrealized gains (losses) on investment in securities	26,361	20,734
Deferred insurance policy acquisition costs	28,494	35,894
Policy liabilities and policy account balances	53,871	41,995
Property under facility operations	2,221	9,256
Other intangible assets	122,996	103,503
Undistributed earnings	68,269	97,156
Prepaid benefit cost	15,205	9,037
Other	55,773	39,265

	468,943	457,385

Net deferred tax liability	¥261,620	¥288,064

Net deferred tax assets and liabilities at March 31, 2015 and 2016 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2015	2016
Other assets	¥74,449	¥53,296
Income taxes: Deferred	336,069	341,360

Net deferred tax liability	¥261,620	¥288,064

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2016. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were decreases of ¥11,739 million in fiscal 2014, increases of ¥19,945 million in fiscal 2015, and decreases of ¥7,295 million in fiscal 2016. The adjustments to the beginning-of-the-year amount in the total valuation allowance resulting from changes in judgment about the realizability of deferred tax assets in future years were net decreases of ¥1,908 million in fiscal 2014 (increases of ¥1,308 million and decreases of ¥3,216 million on a gross basis), net decreases of ¥2,917 million in fiscal 2015 (increases of ¥5,447 million and decreases of ¥8,364 million on a gross basis), and net increases of ¥177 million in fiscal 2016 (increases of ¥381 million and decreases of ¥204 million on a gross basis), respectively.

The Company and certain subsidiaries have net operating loss carryforwards of ¥539,796 million at March 31, 2016, which expire as follows:

Year ending March 31,	Millions of yen
2017	¥366
2018	92,434
2019	32,184
2020	18,161
2021	85,722
Thereafter	279,902
Indefinite period	31,027

Total	¥539,796

The unrecognized tax benefits as of March 31, 2015 and 2016 were not material. The Company and its subsidiaries believe that it is not reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2016.

The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2015 and 2016, and in the consolidated statements of income for the fiscal 2014, 2015 and 2016 were not material.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination for the tax years prior to fiscal 2013, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2010, respectively.

Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2009. Subsidiaries in the Netherlands remain subject to a tax examination for the tax years after fiscal 2010.

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

The funded status of the defined benefit pension plans, which consists of Japanese plans and overseas plans, as of March 31, 2015 and 2016 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2015	2016	2015	2016
Change in benefit obligation:
Benefit obligation at beginning of year	¥82,859	¥86,793	¥68,840	¥110,521
Service cost	4,415	4,401	2,460	3,856
Interest cost	1,159	995	2,251	1,747
Actuarial loss (gain)	(169)	10,674	46,110	(12,840)
Foreign currency exchange rate change	0	0	(6,947)	(2,262)
Benefits paid	(2,573)	(2,705)	(1,390)	(1,336)
Plan participant’s contributions	0	0	80	88
Business combinations	1,353	0	0	138
Divestitures	(251)	(3,396)	0	0
Plan amendments	0	268	(883)	0

Benefit obligation at end of year	86,793	97,030	110,521	99,912

Change in plan assets:
Fair value of plan assets at beginning of year	104,844	115,864	62,042	87,009
Actual return on plan assets	10,200	(2,043)	21,074	(109)
Employer contribution	3,040	3,072	10,820	1,456
Benefits paid	(2,136)	(2,227)	(1,296)	(1,265)
Plan participant’s contributions	0	0	80	88
Business combinations	0	0	0	0
Divestitures	(84)	(1,610)	0	0
Foreign currency exchange rate change	0	0	(5,711)	(1,999)

Fair value of plan assets at end of year	115,864	113,056	87,009	85,180

The funded status of the plans	¥29,071	¥16,026	¥(23,512)	¥(14,732)

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in other assets	¥42,376	¥28,848	¥8	¥0
Accrued benefit liability included in other liabilities	(13,305)	(12,822)	(23,520)	(14,732)

Net amount recognized	¥29,071	¥16,026	¥(23,512)	¥(14,732)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2015 and 2016 consisted of:

	Millions of yen
	Japanese plans		Overseas plans
	2015	2016	2015	2016
Net prior service credit	¥5,127	¥4,110	¥1,074	¥959
Net actuarial loss	(9,602)	(25,125)	(26,674)	(17,150)
Net transition obligation	(140)	(91)	(19)	(14)

Total recognized in accumulated other comprehensive loss, pre-tax	¥(4,615)	¥(21,106)	¥(25,619)	¥(16,205)

The estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost (gain) of Japanese pension plans in fiscal 2017 are ¥(916) million, ¥936 million and ¥45 million, respectively, a component of net pension cost (gain) of overseas pension plans in fiscal 2017 are ¥(102) million, ¥663 million and ¥3 million, respectively.

The accumulated benefit obligations for all Japanese defined benefit pension plans were ¥79,178 million and ¥86,744 million, respectively, at March 31, 2015 and 2016. The accumulated benefit obligations for all overseas defined benefit pension plans were ¥98,634 million and ¥89,425 million, respectively, at March 31, 2015 and 2016.

In Japanese pension plans, the aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥21,279 million, ¥21,061 million and ¥8,031 million, respectively, at March 31, 2015 and ¥19,351 million, ¥18,822 million and ¥6,529 million, respectively, at March 31, 2016. In overseas pension plans, the aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥110,498 million, ¥98,621 million and ¥86,978 million, respectively, at March 31, 2015 and ¥99,715 million, ¥89,407 million and ¥85,151 million, respectively, at March 31, 2016.

Net pension cost of the plans for fiscal 2014, 2015 and 2016 consists of the following:

	Millions of yen
	2014	2015	2016
Japanese plans:
Service cost	¥3,391	¥4,415	¥4,401
Interest cost	1,139	1,159	995
Expected return on plan assets	(2,047)	(2,351)	(2,575)
Amortization of prior service credit	(1,259)	(927)	(928)
Amortization of net actuarial loss	777	502	(15)
Amortization of transition obligation	53	53	49

Net periodic pension cost	¥2,054	¥2,851	¥1,927

Overseas plans:
Service cost	¥1,654	¥2,460	¥3,856
Interest cost	1,684	2,251	1,747
Expected return on plan assets	(2,389)	(3,857)	(4,584)
Amortization of prior service credit	(3)	(51)	(113)
Amortization of net actuarial loss	60	215	1,336
Amortization of transition obligation	3	5	3

Net periodic pension cost	¥1,009	¥1,023	¥2,245

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2014, 2015 and 2016 are summarized as follows:

	Millions of yen
	2014	2015	2016
Japanese plans:
Current year actuarial gain (loss)	¥1,870	¥8,028	¥(15,417)
Amortization of net actuarial loss	777	502	(15)
Prior service credit due to amendments	743	0	(88)
Amortization of prior service credit	(1,259)	(927)	(928)
Amortization of transition obligation	53	53	49
Plan curtailments and settlements	0	0	(92)

Total recognized in other comprehensive income (loss), pre-tax	¥2,184	¥7,656	¥(16,491)

Overseas plans:
Current year actuarial gain (loss)	¥2,447	¥(28,730)	¥7,881
Amortization of net actuarial loss	60	215	1,336
Prior service credit due to amendments	344	843	0
Amortization of prior service credit	(3)	(51)	(113)
Amortization of transition obligation	3	5	3
Foreign currency exchange rate change	(7)	1,065	307

Total recognized in other comprehensive income (loss), pre-tax	¥2,844	¥(26,653)	¥9,414

The Company and certain subsidiaries use March 31 as a measurement date for all of our material plans.

Significant assumptions of Japanese pension plans and overseas pension plans used to determine these amounts are as follows:

Japanese plans	2014	2015	2016
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	1.4%	1.2%	0.7%
Rate of increase in compensation levels	5.1%	4.8%	4.4%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	1.8%	1.4%	1.2%
Rate of increase in compensation levels	6.0%	5.1%	4.8%
Expected long-term rate of return on plan assets	2.2%	2.3%	2.3%

Overseas plans	2014	2015	2016
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	3.5%	1.5%	1.9%
Rate of increase in compensation levels	2.8%	2.8%	2.8%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	4.3%	3.5%	1.5%
Rate of increase in compensation levels	0.6%	2.8%	2.8%
Expected long-term rate of return on plan assets	5.6%	5.2%	5.5%

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

The fair value of Japanese pension plan assets at March 31, 2015 and 2016, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurement.”

	Millions of yen
	March 31, 2015
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥16,572	¥0	¥16,572	¥0
Other than Japan
Pooled funds*2	19,717	0	19,717	0
Debt securities:
Japan
Pooled funds*3	29,106	0	29,106	0
Other than Japan
Pooled funds*4	16,933	0	16,933	0
Other assets:
Life insurance company general accounts*5	23,395	0	23,395	0
Others*6	10,141	0	10,141	0

	¥115,864	¥0	¥115,864	¥0

*1	These funds invest in listed shares including shares of ORIX Corporation in the amounts of ¥39 million and units of ORIX JREIT Inc. in the amounts of ¥277 million at March 31, 2015.
*2	These funds invest in listed shares.
*3	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥23 million and investment corporation bonds of ORIX JREIT Inc. in the amounts of ¥16 million at March 31, 2015.
*4	These funds invest entirely in foreign government bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

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

	Millions of yen
	March 31, 2016
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥15,663	¥0	¥15,663	¥0
Other than Japan
Pooled funds*2	17,829	0	17,829	0
Debt securities:
Japan
Pooled funds*3	22,324	0	22,324	0
Other than Japan
Pooled funds*4	21,760	0	21,760	0
Other assets:
Life insurance company general accounts*5	26,300	0	26,300	0
Others*6	9,180	0	9,180	0

	¥113,056	¥0	¥113,056	¥0

*1	These funds invest in listed shares including shares of ORIX Corporation in the amounts of ¥42 million at March 31, 2016.
*2	These funds invest in listed shares.
*3	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥948 million at March 31, 2016.
*4	These funds invest entirely in foreign government bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2016, our policy for the portfolio of plans consists of three major components: approximately 30% is invested in equity securities, approximately 40% is invested in debt securities and approximately 30% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The fair value of overseas pension plan assets at March 31, 2015 and 2016, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurement.”

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

	Millions of yen
	March 31, 2016
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares	¥29,367	¥29,367	¥0	¥0
Pooled funds*1	64	0	64	0
Debt securities:
Other than Japan
Government bonds	46,280	46,280	0	0
Municipal bonds	4,885	0	4,885	0
Corporate bonds	98	98	0	0
Other assets:
Life insurance company general accounts*2	2,520	0	2,520	0
Others*3	1,966	0	1,966	0

	¥85,180	¥75,745	¥9,435	¥0

*1	These funds invest in listed shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2016, our policy for the portfolio of plans consists of three major components: approximately 30% is invested in equity securities and approximately 60% is invested in debt securities and approximately 10% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

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

The Company and certain subsidiaries expect to contribute ¥3,127 million to its Japanese pension plans and ¥1,577 million to its overseas pension plans during the year ending March 31, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2016, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

Years ending March 31,	Millions of yen
	Japanese plans	Overseas plans
2017	¥2,159	¥1,488
2018	1,785	1,239
2019	1,916	1,301
2020	2,060	1,334
2021	2,165	1,330
2022-2026	14,055	7,757

Total	¥24,140	¥14,449

The cost recognized for Japanese defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2014, 2015 and 2016 were ¥1,044 million, ¥1,248 million and ¥1,350 million, respectively. The cost recognized for overseas defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2014, 2015 and 2016 were ¥1,560 million, ¥2,526 million and ¥2,926 million, respectively.

18. Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests in fiscal 2014, 2015 and 2016 are as follows:

	Millions of yen
	2014	2015	2016
Beginning Balance	¥41,621	¥53,177	¥66,901
Adjustment of redeemable noncontrolling interests to redemption value	2,851	220	(7,557)
Contribution to subsidiary	413	0	0
Transaction with noncontrolling interests	1,309	2,269	(3,606)
Comprehensive income
Net Income	4,108	4,970	819
Other comprehensive income
Net change of foreign currency translation adjustments	4,099	9,295	919
Total other comprehensive income	4,099	9,295	919
Comprehensive income	8,207	14,265	1,738
Cash dividends	(1,224)	(3,030)	(11,272)
Property dividends	0	0	(3,776)
Partial sale of the parent’s ownership interest in subsidiaries that results in the loss of control	0	0	(34,961)

Ending Balance	¥53,177	¥66,901	¥7,467

19. Stock-Based Compensation

The Company has a number of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Stock-option program

Since fiscal 2006, the Company has granted stock acquisition rights with a vesting period between 1.75 and 1.92 years and an exercise period between 9.83 and 9.92 years from grant date. The acquisition rights were to purchase the Company’s common stock at a specified exercise price and were distributed to directors, executive officers, corporate auditors and certain employees of the Company, subsidiaries and capital tie-up companies such as affiliated companies. The Company did not grant stock options in fiscal 2014, 2015 and 2016.

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

The following table summarizes information about the activity of these stock options for fiscal 2016:

	Number of shares*2	Weighted average exercise price*1*2	Weighted average remaining contractual life	Aggregate intrinsic value
		Yen	Years	Millions of yen
Outstanding at beginning of the year	6,347,200	¥2,281
Exercised	(414,300)	1,835
Forfeited or expired	(2,852,400)	1,989

Outstanding at end of year	3,080,500	2,612	1.08	¥0

Exercisable at end of year	3,080,500	¥2,612	1.08	¥0

*1	The exercise price of the granted options was adjusted in July 2009 for the issuance of new 18 million shares.
*2	The number of shares and exercise price of the granted options were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

The Company received ¥863 million, ¥1,014 million and ¥822 million in cash from the exercise of stock options during fiscal 2014, 2015 and 2016, respectively.

The total intrinsic value of options exercised during fiscal 2014, 2015 and 2016 was ¥403 million, ¥378 million and ¥39 million, respectively.

In fiscal 2014, 2015 and 2016, the Company did not recognize any stock-based compensation costs of its stock-option program. As of March 31, 2016, the Company had no unrecognized compensation costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Stock compensation program

The Company maintains a stock compensation program for directors, executive officers and group executives of the Company. In July 2014, the company changed the way of provision of the compensation for retiree to provide these shares through “The Board Incentive Plan Trust (“ the trust”)” by a resolution of the Compensation Committee. The trust purchases the Company’s common shares including future granting shares by an entrusted fund which the Company set in advance. The Company holds those shares as entrusted assets, separately from other treasury stock which the Company holds.

Under the program, points are granted annually to directors, executive officers and group executives of the Company based upon the prescribed standards of the Company. Upon retirement, eligible directors, executive officers and group executives receive a certain number of the Company’s common shares calculated by translating each point earned by that retiree to one common share.

In fiscal 2016, the Company granted 342,500 points, and 457,583 points were settled for individuals who retired during fiscal 2016. Total points outstanding under the stock compensation program as of March 31, 2016 were 1,642,959 points. The points were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

During fiscal 2014, 2015 and 2016, the Company recognized stock-based compensation costs of its stock compensation program in the amount of ¥609 million, ¥818 million and ¥646 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

20. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders in fiscal 2014, 2015 and 2016 are as follows:

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2013	¥28,974	¥(9,587)	¥(53,759)	¥(1,891)	¥(36,263)

Net unrealized gains on investment in securities, net of tax of ¥(9,529) million	18,566				18,566
Reclassification adjustment included in net income, net of tax of ¥4,225 million	(7,963)				(7,963)
Defined benefit pension plans, net of tax of ¥(1,547) million		3,848			3,848
Reclassification adjustment included in net income, net of tax of ¥91 million		(278)			(278)
Foreign currency translation adjustments, net of tax of ¥(1,739) million			35,425		35,425
Reclassification adjustment included in net income, net of tax of ¥(17) million			1,503		1,503
Net unrealized gains on derivative instruments, net of tax of ¥(31) million				572	572
Reclassification adjustment included in net income, net of tax of ¥(298) million				915	915

Total other comprehensive income	10,603	3,570	36,928	1,487	52,588

Less: Other Comprehensive Income Attributable to the Noncontrolling Interest	926	213	11,019	30	12,188

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	4,099	0	4,099

Balance at March 31, 2014	¥38,651	¥(6,230)	¥(31,949)	¥(434)	¥38

Net unrealized gains on investment in securities, net of tax of ¥(15,416) million	34,914				34,914
Reclassification adjustment included in net income, net of tax of ¥8,501 million	(25,047)				(25,047)
Defined benefit pension plans, net of tax of ¥3,960 million		(14,834)			(14,834)
Reclassification adjustment included in net income, net of tax of ¥85 million		(118)			(118)
Foreign currency translation adjustments, net of tax of ¥(7,000) million			38,309		38,309
Reclassification adjustment included in net income, net of tax of ¥120 million			(1,154)		(1,154)
Net unrealized losses on derivative instruments, net of tax of ¥971 million				(2,985)	(2,985)
Reclassification adjustment included in net income, net of tax of ¥(716) million				2,424	2,424

Total other comprehensive income (loss)	9,867	(14,952)	37,155	(561)	31,509

Transaction with noncontrolling interests	0	0	96	0	96

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	(1,812)	(1,734)	(4,424)	(55)	(8,025)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	9,295	0	9,295

Balance at March 31, 2015	¥50,330	¥(19,448)	¥431	¥(940)	¥30,373

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2015	¥50,330	¥(19,448)	¥431	¥(940)	¥30,373

Net unrealized gains on investment in securities, net of tax of ¥(3,579) million	14,593				14,593
Reclassification adjustment included in net income, net of tax of ¥9,582 million	(17,714)				(17,714)
Defined benefit pension plans, net of tax of ¥2,969 million		(4,440)			(4,440)
Reclassification adjustment included in net income, net of tax of ¥(15) million		317			317
Foreign currency translation adjustments, net of tax of ¥2,921 million			(27,763)		(27,763)
Reclassification adjustment included in net income, net of tax of ¥0 million			806		806
Net unrealized losses on derivative instruments, net of tax of ¥2,037 million				(4,901)	(4,901)
Reclassification adjustment included in net income, net of tax of ¥(341) million				838	838

Total other comprehensive income (loss)	(3,121)	(4,123)	(26,957)	(4,063)	(38,264)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	24	313	(2,679)	(246)	(2,588)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	919	0	919

Balance at March 31, 2016	¥47,185	¥(23,884)	¥(24,766)	¥(4,757)	¥(6,222)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amounts reclassified to net income from accumulated other comprehensive income (loss) for fiscal 2014, 2015 and 2016 are as follows:

	March 31, 2014
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥10,902	Gains on investment securities and dividends
Sales of investment securities	3,262	Life insurance premiums and related investment income
Amortization of investment securities	858	Finance revenues
Amortization of investment securities	(532)	Life insurance premiums and related investment income
Others	(2,302)	Write-downs of securities, and other

	12,188	Total before tax
	(4,225)	Tax expenses or benefits

	¥7,963	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,262	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(837)	See Note 17 “Pension Plans”
Amortization of transition obligation	(56)	See Note 17 “Pension Plans”

	369	Total before tax
	(91)	Tax expenses or benefits

	¥278	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(1,520)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(1,520)	Total before tax
	17	Tax expenses or benefits

	¥(1,503)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥39	Finance revenues/Interest expense
Foreign exchange contracts	773	Other (income) and expense, net
Foreign currency swap agreements	(2,025)	Finance revenues/Interest expense/Other (income) and expense, net

	(1,213)	Total before tax
	298	Tax expenses or benefits

	¥(915)	Net of tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2015
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥32,733	Gains on investment securities and dividends
Sales of investment securities	5,599	Life insurance premiums and related investment income
Amortization of investment securities	29	Finance revenues
Amortization of investment securities	(1,960)	Life insurance premiums and related investment income
Others	(2,853)	Write-downs of securities and other

	33,548	Total before tax
	(8,501)	Tax expenses or benefits

	¥25,047	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥978	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(717)	See Note 17 “Pension Plans”
Amortization of transition obligation	(58)	See Note 17 “Pension Plans”

	203	Total before tax
	(85)	Tax expenses or benefits

	¥118	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥1,274	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	1,274	Total before tax
	(120)	Tax expenses or benefits

	¥1,154	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥32	Finance revenues/Interest expense
Foreign exchange contracts	1,356	Other (income) and expense, net
Foreign currency swap agreements	(4,528)	Finance revenues/Interest expense/Other (income) and expense, net

	(3,140)	Total before tax
	716	Tax expenses or benefits

	¥(2,424)	Net of tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2016
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥25,673	Gains on investment securities and dividends
Sales of investment securities	6,453	Life insurance premiums and related investment income
Amortization of investment securities	(182)	Finance revenues
Amortization of investment securities	(1,584)	Life insurance premiums and related investment income
Others	(3,064)	Write-downs of securities and other

	27,296	Total before tax
	(9,582)	Tax expenses or benefits

	¥17,714	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,041	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(1,321)	See Note 17 “Pension Plans”
Amortization of transition obligation	(52)	See Note 17 “Pension Plans”

	(332)	Total before tax
	15	Tax expenses or benefits

	¥(317)	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(806)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(806)	Total before tax
	0	Tax expenses or benefits

	¥(806)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(27)	Finance revenues/Interest expense
Foreign exchange contracts	2,608	Other (income) and expense, net
Foreign currency swap agreements	(3,760)	Finance revenues/Interest expense/Other (income) and expense, net

	(1,179)	Total before tax
	341	Tax expenses or benefits

	¥(838)	Net of tax

Comprehensive income (loss) and its components attributable to ORIX Corporation and noncontrolling interests have been reported, net of tax, in the consolidated statements of changes in equity, and information about comprehensive income (loss) and its components attributable to redeemable noncontrolling interests is provided in Note 18 “Redeemable Noncontrolling Interests.” Total comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

21. ORIX Corporation Shareholders’ Equity

Changes in the number of shares issued in fiscal 2014, 2015 and 2016 are as follows:

	Number of shares
	2014	2015	2016
Beginning balance	1,248,714,760	1,322,777,628	1,323,644,528
Exercise of stock options	804,300	866,900	414,300
Conversion of convertible bonds	73,258,568	0	0

Ending balance	1,322,777,628	1,323,644,528	1,324,058,828

The Japanese Companies Act (the “Act”) provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, if specified in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2016 that a total of ¥31,141 million dividends shall be distributed to the shareholders of record as of March 31, 2016. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution.

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

The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥567,647 million as of March 31, 2016.

Retained earnings at March 31, 2016 include ¥47,949 million relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2016, the restricted net assets of certain subsidiaries, which include regulatory capital requirements mainly for banking operations and life insurance of ¥23,294 million, do not exceed 25% of consolidated net assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

22. Gains on Investment Securities and Dividends

Gains on investment securities and dividends in fiscal 2014, 2015 and 2016 consist of the following:

	Millions of yen
	2014	2015	2016
Net gains on investment securities	¥19,412	¥50,617	¥31,134
Dividends income, other	7,769	5,778	4,652

	¥27,181	¥56,395	¥35,786

Trading activities—Net gains on investment securities include net trading losses of ¥3,208 million, net trading gains of ¥2,843 million and net trading gains of ¥892 million for fiscal 2014, 2015 and 2016, respectively.

23. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2014, 2015 and 2016 consist of the following:

	Millions of yen
	2014	2015	2016
Life insurance premiums	¥145,464	¥186,547	¥209,120
Life insurance related investment income (loss)	9,942	164,946	(19,699)

	¥155,406	¥351,493	¥189,421

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For fiscal 2015 and 2016, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	2015	2016
Reinsurance benefits	¥2,438	¥2,298
Reinsurance premiums	(11,430)	(11,530)

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). Amortization charged to income for fiscal 2014, 2015 and 2016 amounted to ¥9,701 million, ¥11,917 million and ¥12,585 million, respectively.

Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders and, net gains or losses from derivative contracts, which consist of gains or losses from futures, foreign exchange contracts and options held, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts elected for the fair value option and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for fiscal 2015 and 2016 are as follows:

	Millions of yen
	2015	2016
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥174,602	¥(33,318)
Net gains or losses from derivative contracts :	(28,227)	1,633
Futures	(10,216)	1,116
Foreign exchange contracts	(1,680)	496
Options held	(16,331)	21
Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(510,961)	¥(459,482)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	611,663	418,731
Changes in the fair value of the reinsurance contracts	36,072	(1,817)

24. Sales of Goods and Real Estate

The following table provides information about sales of goods and real estate and costs of goods and real estate sold for fiscal 2014, 2015 and 2016:

	Millions of yen
	2014	2015	2016
Sales of goods	¥125,808	¥352,228	¥707,502
Real estate sales	54,076	98,641	126,508

Sales of goods and real estate	¥179,884	¥450,869	¥834,010

Costs of goods sold	¥107,047	¥308,723	¥641,715
Costs of real estate sold	55,942	93,298	106,544

Costs of goods and real estate sold	¥162,989	¥402,021	¥748,259

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

25. Services Income and Services Expense

The following table provides information about services income and services expense for fiscal 2014, 2015 and 2016:

	Millions of yen
	2014	2015	2016
Revenues from asset management and servicing	¥126,492	¥214,372	¥201,470
Revenues from automobile related business	63,072	70,442	76,134
Revenues from facilities management related business	111,228	115,177	106,632
Revenues from environment and energy related business	49,552	62,286	85,271
Revenues from real estate management and contract work	28,243	171,562	174,170
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	58,892	78,342	22,983
Other	53,036	53,367	68,526

Services income	¥490,515	¥765,548	¥735,186

Expenses from asset management and servicing	¥36,150	¥52,825	¥55,283
Expenses from automobile related business	39,767	43,163	46,424
Expenses from facilities management related business	93,521	99,582	90,949
Expenses from environment and energy related business	41,712	51,436	68,888
Expenses from real estate management and contract work	22,626	152,447	156,075
Other	26,502	26,223	27,768

Services expense	¥260,278	¥425,676	¥445,387

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

During fiscal 2014, 2015 and 2016, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥26,742 million, ¥34,887 million and ¥13,448 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥23,421 million, ¥34,887 million and ¥13,448 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for fiscal 2014, 2015 and 2016, respectively. Breakdowns of these amounts by segment are provided in Note 34 “Segment Information.”

The details of significant write-downs are as follows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Office Buildings—During fiscal 2014, write-downs of ¥1,445 million were recorded for five office buildings held for sale, write-downs of ¥3,582 million were recorded in relation to two office buildings due to a decline in estimated future cash flows of each unit, and write-downs of ¥4,109 million were recorded for one office building due to change in use. During fiscal 2015, write-downs of ¥4,805 million were recorded for three office buildings held for sale, and write-downs of ¥9,172 million were recorded in relation to six office buildings due to a decline in estimated future cash flows of each unit. During fiscal 2016, write-downs of ¥2,183 million were recorded for five office buildings held for sale, and write-downs of ¥5,855 million were recorded in relation to six office buildings due to a decline in estimated future cash flows of each unit.

Condominiums—During fiscal 2014, write-downs of ¥988 million were recorded for a condominium held for sale. During fiscal 2015, write-downs of ¥621 million were recorded for one condominium due to change in use. During fiscal 2016, write-downs of ¥780 million were recorded for one condominium held for sale.

Commercial Facilities Other Than Office Buildings—During fiscal 2014, write-downs of ¥137 million were recorded for one building held for sale, and write-downs of ¥2,976 million were recorded in relation to two buildings due to a decline in estimated future cash flows of each unit. During fiscal 2015, write-downs of ¥3,832 million were recorded in relation to three buildings due to a decline in estimated future cash flows of each unit. During fiscal 2016, write-downs of ¥502 million were recorded for two buildings held for sale, and write-downs of ¥1,559 million were recorded in relation to three buildings due to a decline in estimated future cash flows of each unit.

Land undeveloped or under construction—During fiscal 2014, write-downs of ¥713 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥3,787 million were recorded in relation to land undeveloped or under construction due to a decline in estimated future cash flows of each unit. During fiscal 2015, write-downs of ¥586 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥2,797 million were recorded in relation to land undeveloped or under construction due to a decline in estimated future cash flows of each unit. During fiscal 2016, write-downs of ¥22 million were recorded for land undeveloped or under construction held for sale.

Others—During fiscal 2014 and 2015, write-downs of ¥9,005 million and ¥13,074 million, respectively, were recorded for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance. During fiscal 2016, write-downs of ¥2,547 million were recorded for long-lived assets other than the above, mainly because these assets were classified as held for sale. In addition, write-downs of long-lived assets in fiscal 2014 includes write-downs of ¥5,052 million of a building used for training facility in facilities operation business and ¥1,292 million of information-related equipment in rental operation. Write-downs of long-lived assets in fiscal 2015 include write-downs of ¥7,737 million of golf courses. Write-downs of long-lived assets in fiscal 2016 include write-downs of ¥2,338 million of aircraft.

27. Discontinued Operations

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

During fiscal 2015 and 2016, there was no disposal or classification as held for sale of a component or a group of components which represents a strategic shift which has (or will have) a major effect on the Company and its subsidiaries’ operations and financial results.

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

Accounting Standards Update 2014-08 does not apply retrospectively to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during fiscal 2015, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries and business units, which were classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying consolidated statements of income in accordance with ASC 205-20 prior to the early adoption of the update.

The Company liquidated a subsidiary that operated a hotel and the Company has determined to wind up a subsidiary that operates corporate finance business overseas due to a state of substantially complete liquidation during fiscal 2014. As a result, a loss of ¥1,600 million was recognized during fiscal 2014. During fiscal 2014, the Company has determined to sell the food business unit of a subsidiary, which is composed of the food service business unit and the food business unit. During fiscal 2015, the operating income from the food business unit and the gain were ¥463 million. The Company has completed the sale of the food business unit of a subsidiary during fiscal 2015 and there are no amounts of assets or liabilities included in the accompanying consolidated balance sheets as of March 31, 2015 and 2016.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. In fiscal 2014, the Company and its subsidiaries recognized ¥16,200 million of aggregated gains on sales of such real estate properties. In fiscal 2015 and 2016, the Company and its subsidiaries did not recognize any gains or losses on sales of such real estate properties reported as income from discontinued operations. With respect to the real estate properties classified as held for sale at March 31, 2015 included in the accompanying consolidated balance sheets are investment in operating leases of ¥24,619 million, property under facility operations of ¥2,873 million and other assets of ¥689 million. With respect to the real estate properties and transportation equipment classified as held for sale at March 31, 2016, included in the accompanying consolidated balance sheets are investment in operating leases of ¥70,300 million, property under facility operations of ¥2,811 million and other assets of ¥9,959 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Discontinued operations in fiscal 2014 and 2015 consist of the following. During fiscal 2016, there was no income from discontinued operations.

	Millions of yen
	2014	2015
Revenues	¥26,607	¥2,214

Income from discontinued operations, net*	12,182	463
Provision for income taxes	(4,681)	(166)

Discontinued operations, net of applicable tax effect	¥7,501	¥297

*	Income from discontinued operations, net includes aggregate gains on sales of subsidiaries, business units and rental properties and liquidation on losses. The amount of such gains or losses in fiscal 2014 and 2015 were net gain of ¥14,600 million and ¥362 million, respectively.

28. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2014, 2015 and 2016 is as follows:

In fiscal 2014, 2015 and 2016 the diluted EPS calculation excludes stock options for 6,815 thousand shares, 6,499 thousand shares and 4,370 thousand shares, as they were antidilutive.

	Millions of yen
	2014	2015	2016
Income attributable to ORIX Corporation shareholders from continuing operations	¥180,069	¥234,651	¥260,169
Effect of dilutive securities
Expense related to convertible bond	265	0	0

Income from continuing operations for diluted EPS computation	¥180,334	¥234,651	¥260,169

	Thousands of shares
	2014	2015	2016
Weighted-average shares	1,268,081	1,309,144	1,309,136
Effect of dilutive securities
Conversion of convertible bond	40,057	0	0
Exercise of stock options	2,117	1,865	1,377

Weighted-average shares for diluted EPS computation	1,310,255	1,311,009	1,310,513

	Yen
	2014	2015	2016
Earnings per share for income attributable to ORIX Corporation shareholders from continuing operations:
Basic	¥142.00	¥179.24	¥198.73
Diluted	137.63	178.99	198.52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock shares to be deducted in calculation of the weighted-average shares for EPS computation (1,159,738 shares and 1,984,512 shares in fiscal 2015 and 2016).

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

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

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

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from accumulated other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged item. The amounts of these net gains (losses) after deducting applicable taxes were net losses of ¥915 million, ¥2,424 million and ¥838 million during fiscal 2014, 2015 and 2016, respectively. The amount of net gains (losses), which represent the ineffectiveness of cash flow hedges, ¥269 million of losses, ¥510 million of gains and ¥111 million of gains were recorded in earnings for fiscal 2014, 2015 and 2016, respectively. The amount of net derivative gains, ¥1,465 million, included in accumulated other comprehensive income (loss), net of applicable income taxes at March 31, 2016 will be reclassified into earnings within fiscal 2017.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables, borrowings and others, denominated in foreign currency. The Company and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap agreements to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment. For fiscal 2014, 2015 and 2016, net losses of ¥20 million, net gains of ¥21 million and net gains of ¥1 million, respectively of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings.

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

(d) Trading derivatives or derivatives not designated as hedging instruments

Certain subsidiaries engage in trading activities involving various future contracts. Therefore the Company and its subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and its subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and the subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”). A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2015 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(610)	Finance revenues/Interest expense	¥32	—	¥0
Foreign exchange contracts	(1,908)	Other (income) and expense, net	1,356	—	0
Foreign currency swap agreements	(1,438)	Finance revenues/Interest expense/ Other (income) and expense, net	(4,528)	Other (income) and expense, net	510

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(1,298)	Finance revenues/Interest expense	¥1,318	Finance revenues/Interest expense
Foreign exchange contracts	(26,863)	Other (income) and expense, net	26,863	Other (income) and expense, net
Foreign currency swap agreements	(3,398)	Other (income) and expense, net	3,399	Other (income) and expense, net
Foreign currency long-term-debt	(1,551)	Other (income) and expense, net	1,551	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(18,670)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥1,274	—	¥0
Borrowings and bonds in local currency	(6,968)	—	0	—	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(127)	Other (income) and expense, net
Futures	(10,262)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	(3,463)	Gains on investment securities and dividends Life insurance premiums and related investment income* Other (income) and expense, net
Credit derivatives held	71	Other (income) and expense, net
Options held/written and other	(16,175)	Other (income) and expense, net Life insurance premiums and related investment income*

*	Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2015 (see Note 23 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2016 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(4,643)	Finance revenues/Interest expense	¥(27)	—	¥0
Foreign exchange contracts	491	Other (income) and expense, net	2,608	—	0
Foreign currency swap agreements	(2,786)	Finance revenues/Interest expense/Other (income) and expense, net	(3,760)	Other (income) and expense, net	111

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location

Interest rate swap agreements	¥(608)	Finance revenues/Interest expense	¥608	Finance revenues/Interest expense
Foreign exchange contracts	24,746	Other (income) and expense, net	(24,746)	Other (income) and expense, net
Foreign currency swap agreements	3,261	Other (income) and expense, net	(3,260)	Other (income) and expense, net
Foreign currency long-term-debt	1,648	Other (income) and expense, net	(1,648)	Other (income) and expense, net

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥18,209	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(57)	—	¥0
Borrowings and bonds in local currency	11,626	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(95)	Other (income) and expense, net
Futures	1,092	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	470	Gains on investment securities and dividends Life insurance premiums and related investment income* Other (income) and expense, net
Credit derivatives held	109	Other (income) and expense, net
Options held/written and other	(272)	Other (income) and expense, net Life insurance premiums and related investment income*

*	Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2016 (see Note 23 “Life Insurance Operations”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2015 and 2016 are as follows.

March 31, 2015

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥296,464	¥890	Other Assets	¥1,094	Other Liabilities
Futures, Foreign exchange contracts	581,510	5,281	Other Assets	11,016	Other Liabilities
Foreign currency swap agreements	104,058	6,411	Other Assets	9,788	Other Liabilities
Foreign currency long- term-debt	258,313	0	—	0	—
Trading derivatives or derivatives not designated as hedging instruments:
Interest rate swap agreements	¥3,000	¥0	—	¥127	Other Liabilities
Options held/written and other*	441,586	12,103	Other Assets	6,177	Other Liabilities
Futures, Foreign exchange contracts*	111,309	438	Other Assets	1,252	Other Liabilities
Credit derivatives held	9,013	0	—	165	Other Liabilities

*	The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥265,094 million, futures contracts of ¥34,586 million and foreign exchange contracts of ¥13,415 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2015, respectively. Asset derivatives in the above table include fair value of the options held and foreign exchange contracts before offsetting of ¥3,888 million and ¥92 million and liability derivatives include fair value of the futures and foreign exchange contracts before offsetting of ¥690 million and ¥60 million at March 31, 2015, respectively.

March 31, 2016

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥257,700	¥80	Other Assets	¥5,686	Other Liabilities
Futures, Foreign exchange contracts	1,035,342	17,636	Other Assets	5,966	Other Liabilities
Foreign currency swap agreements	96,539	6,571	Other Assets	3,601	Other Liabilities
Foreign currency long- term-debt	225,711	0	—	0	—
Trading derivatives or derivatives not designated as hedging instruments:
Interest rate swap agreements	¥4,856	¥13	Other Assets	¥235	Other Liabilities
Options held/written and other*	246,068	8,789	Other Assets	3,637	Other Liabilities
Futures, Foreign exchange contracts*	1,047,878	658	Other Assets	689	Other Liabilities
Credit derivatives held	3,380	0	—	56	Other Liabilities

*	The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥46,926 million, futures contracts of ¥51,021 million and foreign exchange contracts of ¥20,884 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2016, respectively. Asset derivatives in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥3,332 million, ¥25 million and ¥568 million and liability derivatives include fair value of the futures and foreign exchange contracts before offsetting of ¥417 million and ¥98 million at March 31, 2016, respectively.

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies. If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

derivative instruments could request immediate payment on derivative instruments that are in net liability positions. There are no derivative instruments with credit-risk-related contingent features that were in a net liability position on March 31, 2015 and 2016.

30. Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheet regarding to derivative assets and liabilities and other assets and liabilities as of March 31, 2015 and 2016 are as follows.

March 31, 2015

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral
Derivative assets	¥25,123	¥(2,858)	¥22,265	¥0	¥(3,888)	¥18,377
Reverse repurchase, securities borrowing, and similar arrangements*2	9,915	(9,915)	0	0	0	0

Total assets	¥35,038	¥(12,773)	¥22,265	¥0	¥(3,888)	¥18,377

Derivative liabilities	¥29,619	¥(2,858)	¥26,761	¥0	¥(277)	¥26,484
Repurchase, securities lending, and similar arrangements*2	10,590	(9,915)	675	0	0	675

Total liabilities	¥40,209	¥(12,773)	¥27,436	¥0	¥(277)	¥27,159

March 31, 2016

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral
Derivative assets	¥33,747	¥(5,757)	¥27,990	¥0	¥(3,332)	¥24,658
Reverse repurchase, securities borrowing, and similar arrangements*2	5,186	(5,186)	0	0	0	0

Total assets	¥38,933	¥(10,943)	¥27,990	¥0	¥(3,332)	¥24,658

Derivative liabilities	¥19,870	¥(5,757)	¥14,113	¥0	¥(225)	¥13,888
Repurchase, securities lending, and similar arrangements*2	5,203	(5,186)	17	0	0	17

Total liabilities	¥25,073	¥(10,943)	¥14,130	¥0	¥(225)	¥13,905

*1	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
*2	Reserve repurchase agreements and securities borrowing, and similar transactions are reported within other assets in the consolidated balance sheets. Repurchase agreements and securities lending, and similar transactions are reported within other liabilities in the consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries make investments in securities for various purposes. The risk of incurring significant losses during a certain period is believed to be minimal due to the diversification in the investment portfolio. However, various factors, including the issuer’s credit risk and market trends, could expose the Company and its subsidiaries to a risk of unexpected loss. In connection with investments in securities, the percentage of trading securities to consolidated total assets is 10.4% and 6.6% as of March 31, 2015 and 2016, respectively.

At March 31, 2015 and 2016, no concentration with a single obligor exceeded 1% of the Company’s consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥6,601 billion, or 80%, at March 31, 2015 and ¥6,104 billion, or 78%, at March 31, 2016 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risk outside of Japan is exposure attributable to obligors located in the United States. The gross amount of such exposure is ¥764 billion and ¥848 billion as of March 31, 2015 and 2016, respectively.

The Company and its subsidiaries have transportation equipment such as automobile operations and aircraft. Transportation equipment is mainly recorded in investment in direct financing leases and operating leases. In connection with investment in direct financing leases and operating leases, the percentage of investment in transportation equipment to consolidated total assets is 9.4% and 11.0% as of March 31, 2015 and 2016, respectively.

The Company and its subsidiaries provide consumers with housing loans. In connection with installment loans, the percentage of housing loans to consolidated total assets is 9.3% and 10.3% as of March 31, 2015 and 2016, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

32. Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between carrying amount of financial instruments reported in the accompanying consolidated financial statements and the related market or fair value. For derivative financial instruments, see Note 2 “Fair Value Measurements.”

The disclosures do not include investment in direct financing leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.

March 31, 2015

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Trading securities	¥1,190,131	¥1,190,131	¥50,902	¥1,139,229	¥0
Cash and cash equivalents	827,518	827,518	827,518	0	0
Restricted cash	85,561	85,561	85,561	0	0
Installment loans (net of allowance for probable loan losses)	2,420,932	2,439,904	0	231,565	2,208,339
Investment in securities:
Practicable to estimate fair value	1,481,162	1,495,540	130,519	1,239,124	125,897
Not practicable to estimate fair value*1	174,964	174,964	0	0	0
Other Assets:
Time deposits	13,761	13,761	0	13,761	0
Derivative assets*2	22,265	22,265	0	0	0
Reinsurance recoverables (Investment contracts)	115,116	116,229	0	0	116,229
Liabilities:
Short-term debt	¥284,785	¥284,785	¥0	¥284,785	¥0
Deposits	1,287,380	1,288,419	0	1,288,419	0
Policy liabilities and Policy account balances (Investment contracts)	298,132	303,359	0	0	303,359
Long-term debt	4,132,945	4,117,259	0	1,417,687	2,699,572
Other Liabilities:
Derivative liabilities*2	26,761	26,761	0	0	0

*1	The fair value of investment securities of ¥174,964 million was not estimated, as it was not practical.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2016

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Trading securities	¥725,821	¥725,821	¥37,592	¥688,229	¥0
Cash and cash equivalents	730,420	730,420	730,420	0	0
Restricted cash	80,979	80,979	80,979	0	0
Installment loans (net of allowance for probable loan losses)	2,545,542	2,553,006	0	264,452	2,288,554
Investment in securities:
Practicable to estimate fair value	1,480,499	1,511,161	99,347	1,271,506	140,308
Not practicable to estimate fair value*1	138,472	138,472	0	0	0
Other Assets:
Time deposits	9,843	9,843	0	9,843	0
Derivative assets*2	27,990	27,990	0	0	0
Reinsurance recoverables Investment contracts	93,838	94,656	0	0	94,656
Liabilities:
Short-term debt	¥349,624	¥349,624	¥0	¥349,624	¥0
Deposits	1,398,472	1,400,528	0	1,400,528	0
Policy liabilities and Policy account balances (Investment contracts)	306,058	308,064	0	0	308,064
Long-term debt	3,940,906	3,959,166	0	1,106,147	2,853,019
Other Liabilities:
Derivative liabilities*2	14,113	14,113	0	0	0

*1	The fair value of investment securities of ¥138,472 million was not estimated, as it was not practical.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”

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

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by using valuation models including discounted cash flow methodologies and broker quotes (see Note 2 “Fair Value Measurements”). For held-to-maturity securities, the estimated fair values were mainly based on quoted market prices. For certain investment funds included in other securities, the fair values were estimated based on net asset value per share or discounted cash flow methodologies. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

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

Reinsurance recoverables and Policy liabilities and Policy account balances—A certain subsidiary has fixed annuity contracts, variable annuity and variable life insurance contracts, and reinsurance contracts which are classified as investment contracts because they do not expose the subsidiary to mortality or morbidity risks. In estimating the fair value of those contracts, estimated future cash flows are discounted using the current interest rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

33. Commitments, Guarantees and Contingent Liabilities

Commitments—As of March 31, 2016, the Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥1,033 million.

The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen
2017	¥7,959
2018	6,506
2019	5,626
2020	5,280
2021	4,171
Thereafter	37,699

Total	¥67,241

The Company and certain subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥10,217 million, ¥15,782 million and ¥14,036 million in fiscal 2014, 2015 and 2016, respectively.

Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥3,297 million, ¥4,231 million and ¥4,754 million in fiscal 2014, 2015 and 2016, respectively. The longest contract of them will mature in fiscal 2022. As of March 31, 2016, the amounts due are as follows:

Years ending March 31,	Millions of yen
2017	¥3,385
2018	2,918
2019	2,424
2020	1,822
2021	104
Thereafter	21

Total	¥10,674

The Company and certain subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥88,728 million as of March 31, 2016.

The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2016, the total unused credit and capital amount available is ¥347,603 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Guarantees—The Company and its subsidiaries apply ASC 460 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2015 and 2016:

	2015			2016
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥439,253	¥4,959	2022	¥396,340	¥5,875	2023
Transferred loans	213,099	2,357	2045	174,322	1,587	2046
Consumer loans	117,153	11,773	2018	179,225	21,748	2018
Housing loans	59,743	6,422	2051	28,919	5,853	2051
Other	2,963	28	2024	482	179	2024

Total	¥832,211	¥25,539	—	¥779,288	¥35,242	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2015 and 2016, total notional amount of the loans subject to such guarantees are ¥1,204,000 million and ¥1,278,000 million, respectively, and book value of guarantee liabilities are ¥1,016 million and ¥1,080 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of the fiscal year. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2016.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans.

There were no significant changes in the payment or performance risk of these guarantees in fiscal 2016.

Guarantee of consumer loans: A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally a month or more.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees in fiscal 2016.

Guarantee of housing loans: The Company and certain subsidiaries guarantee housing loans issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The housing loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees in fiscal 2016.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

34. Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing and fee business

Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing

Real Estate	:	Real estate development and rental, facility operation, REIT asset management and real estate investment advisory services

Investment and Operation	:	Environment and energy-related business, principal investment and loan servicing (asset recovery)

Retail	:	Life insurance, banking and card loan business

Overseas Business	:	Leasing, lending, investment in bonds, asset management and ship- and aircraft-related operations

Financial information of the segments for fiscal 2014, 2015 and 2016 is as follows:

Year ended March 31, 2014	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥78,825	¥251,328	¥203,382	¥236,879	¥211,612	¥412,157	¥1,394,183
Finance revenues	37,235	9,472	6,132	18,350	50,406	57,328	178,923
Interest expense	8,594	3,687	9,018	4,077	5,593	28,087	59,056
Depreciation and amortization	3,170	117,357	19,200	2,867	12,644	41,551	196,789
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	(974)	363	2,079	2,620	3,485	5,673	13,246
Write-downs of long-lived assets	0	1,292	16,958	15	0	1,046	19,311
Increase in policy liabilities and policy account balances	0	0	0	0	28,429	0	28,429
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	792	152	4,709	68,758	3,920	6,793	85,124
Discontinued operations	0	0	8,832	383	238	(279)	9,174
Segment profits	24,874	37,062	17,956	95,786	49,871	69,688	295,237
Segment assets	992,078	622,009	962,404	552,183	2,166,986	1,972,138	7,267,798
Long-lived assets	26,665	433,342	773,146	75,458	76,491	396,948	1,782,050
Expenditures for long-lived assets	3,505	176,952	32,056	22,428	195	117,419	352,555
Investment in affiliates	18,909	1,718	62,504	59,759	10,971	143,454	297,315

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Year ended March 31, 2015	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥85,502	¥263,499	¥182,321	¥666,120	¥425,977	¥561,893	¥2,185,312
Finance revenues	35,624	11,103	4,057	15,650	52,510	63,259	182,203
Interest expense	8,627	3,690	6,968	3,609	5,669	29,989	58,552
Depreciation and amortization	3,373	125,013	16,900	5,919	15,190	47,397	213,792
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	597	372	(85)	(296)	3,975	8,086	12,649
Write-downs of long-lived assets	653	0	29,418	211	0	4,605	34,887
Decrease in policy liabilities and policy account balances	0	0	0	0	(506,043)	0	(506,043)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	740	59	9,633	11,985	633	28,433	51,483
Bargain Purchase Gain	0	0	0	0	36,082	0	36,082
Discontinued operations	0	0	0	463	0	0	463
Segment profits	25,519	40,366	3,484	42,414	120,616	104,143	336,542
Segment assets	1,132,468	662,851	835,386	660,014	3,700,635	2,178,895	9,170,249
Long-lived assets	35,470	450,099	652,524	145,153	49,838	289,097	1,622,181
Expenditures for long-lived assets	8,717	162,323	45,019	70,616	144	106,338	393,157
Investment in affiliates	20,875	2,074	91,275	51,108	3,785	209,027	378,144

Year ended March 31, 2016	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥107,150	¥271,662	¥191,540	¥1,028,355	¥254,289	¥526,008	¥2,379,004
Finance revenues	34,215	12,067	6,720	12,625	55,318	75,004	195,949
Interest expense	7,214	3,545	4,676	3,539	4,654	33,356	56,984
Depreciation and amortization	4,764	127,862	15,908	8,836	17,489	52,606	227,465
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	(701)	24	(110)	(940)	7,370	7,277	12,920
Write-downs of long-lived assets	0	0	8,036	214	0	4,978	13,228
Decrease in policy liabilities and policy account balances	0	0	0	0	(405,014)	0	(405,014)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	1,064	191	6,048	18,822	796	76,747	103,668
Segment profits	42,418	42,935	42,902	57,220	51,756	142,879	380,110
Segment assets	1,049,867	731,329	739,592	704,156	3,462,772	2,284,733	8,972,449
Long-lived assets	41,170	479,619	600,693	193,970	52,359	386,950	1,754,761
Expenditures for long-lived assets	14,180	151,330	49,858	74,645	439	272,315	562,767
Investment in affiliates	22,755	1,996	91,010	108,237	911	305,674	530,583

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 1 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, income from discontinued operations and the consolidation of certain variable interest entities (VIEs). Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax basis. Also, net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses (pre-tax) attributable to ORIX Corporation Shareholders. On the other hand, income from discontinued operations is included in segment profits or losses because the management considers such disposal activities as part of the ordinary course of business. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and income from discontinued operations, which are recognized net of tax in the accompanying consolidated statements of income, are adjusted to profit or loss before income taxes, when calculating segment profits or losses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense, net) are excluded from the segment profits or losses, and are regarded as corporate items.

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

	Millions of yen
	2014	2015	2016
Segment revenues:
Total revenues for segments	¥1,394,183	¥2,185,312	¥2,379,004
Revenues related to corporate assets	6,618	6,531	9,230
Revenues related to assets of certain VIEs	13,989	6,356	5,455
Revenues from inter-segment transactions	(12,891)	(21,702)	(24,487)
Revenues from discontinued operations	(26,607)	(2,214)	0

Total consolidated revenues	¥1,375,292	¥2,174,283	¥2,369,202

Segment profits:
Total segment profits	¥295,237	¥336,542	¥380,110
Corporate losses	(21,642)	(15,638)	(5,261)
Gains related to assets or liabilities of certain VIEs	17,003	3,267	5,632
Discontinued operations, pre-tax	(12,182)	(463)	0
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	7,923	20,309	10,821

Total consolidated income before income taxes and discontinued operations	¥286,339	¥344,017	¥391,302

Segment assets:
Total segment assets	¥7,267,798	¥9,170,249	¥8,972,449
Cash and cash equivalents, restricted cash	905,074	913,079	811,399
Allowance for doubtful receivables on direct financing leases and probable loan losses	(84,796)	(72,326)	(60,071)
Trade notes, accounts and other receivable	193,369	348,404	294,638
Other corporate assets	532,365	789,636	704,600
Assets of certain VIEs	253,151	294,586	273,891

Total consolidated assets	¥9,066,961	¥11,443,628	¥10,996,906

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

	Millions of yen
	Year Ended March 31, 2015
	Japan	The Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥1,602,610	¥209,923	¥363,964	¥(2,214)	¥2,174,283
Income before Income Taxes*1	228,063	32,382	84,035	(463)	344,017

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Year Ended March 31, 2016
	Japan	The Americas*2	Other*3*4	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥1,827,582	¥186,186	¥355,434	¥0	¥2,369,202
Income before Income Taxes	241,794	74,546	74,962	0	391,302

*1	Results of discontinued operations pre-tax are included in each amount attributed to each geographic area.
*2	Mainly the United States
*3	Mainly Asia, Europe, Australasia and Middle East
*4	Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco for fiscal 2014, 2015 and 2016, respectively. The revenues of Robeco aggregated on a legal entity basis were ¥58,997 million in the Americas and ¥52,169 million in other for fiscal 2014, ¥99,059 million in the Americas and ¥96,966 million in other for fiscal 2015, and ¥108,446 million in the Americas and ¥76,726 million in other for fiscal 2016.

ASC 280 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income and related notes to consolidated financial statements in which the revenues are categorized based on the nature of the types of business conducted include the required information.

No single customer accounted for 10% or more of the Company’s total revenues for fiscal 2014, 2015 and 2016.

35. Subsequent Events

There are no material subsequent events.

Schedule II.—Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

Description	Millions of yen
	Year Ended March 31, 2014
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥9	¥0	¥0	¥(9)	¥0	¥0
Severance and other benefits to terminated employees	0	3,049	0	(1,221)	104	1,932

Total	¥9	¥3,049	¥0	¥(1,230)	¥104	¥1,932

Description	Millions of yen
	Year Ended March 31, 2015
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥1,932	¥0	¥0	¥(1,474)	¥(66)	¥392

Total	¥1,932	¥0	¥0	¥(1,474)	¥(66)	¥392

Description	Millions of yen
	Year Ended March 31, 2016
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥392	¥0	¥0	¥(237)	¥1	¥156

Total	¥392	¥0	¥0	¥(237)	¥1	¥156

Description	Millions of yen
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets: Valuation allowance
Year ended March 31, 2014	¥18,831	¥13,182	¥3,300	¥(4,792)	¥49	¥30,570
Year ended March 31, 2015	¥30,570	¥22,563	¥9,591	¥(9,944)	¥(2,265)	¥50,515
Year ended March 31, 2016	¥50,515	¥419	¥2,936	¥(4,622)	¥(6,028)	¥43,220

*1	The amount of deduction includes benefits recognized in earnings, expiry of loss carryforwards and sales of subsidiaries.
*2	The amount of other includes translation adjustment, the effect of changes in statutory tax rate and the effect of the amendment to tax loss carryforward rules.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 21, 2016.

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 1, 2015 (Incorporated by reference from the annual report on Form 20-F filed on June 25, 2015, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on October 7, 2013 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1	List of subsidiaries.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm

Exhibit 101	Instance Document.

Exhibit 101	Schema Document.

Exhibit 101	Calculation Linkbase Document.

Exhibit 101	Definition Linkbase Document.

Exhibit 101	Labels Linkbase Document.

Exhibit 101	Presentation Linkbase Document.