Form 20-F
period 2017-03-31
ORIX CORP
filed 2017-06-29
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2017

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

As of March 31, 2017, 1,324,107,328 Shares were outstanding, including Shares that were represented by 4,857,401 ADSs.

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

☒  Yes    ☐  No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

The consolidated financial statements of ORIX have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). For certain entities where we hold majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of the business, the equity method is applied. In addition, the consolidated financial statements also include variable interest entities (“VIEs”) of which the Company and its subsidiaries are primary beneficiaries. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2017 is referred to throughout this annual report as “fiscal 2017,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

ii

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

	Year ended March 31,
	2013	2014	2015	2016	2017
	(Millions of yen)
Income statement data*[1]*[2]:
Total revenues	¥1,052,477	¥1,375,292	¥2,174,283	¥2,369,202	¥2,678,659
Total expenses	901,624	1,172,244	1,917,454	2,081,461	2,349,435
Operating income	150,853	203,048	256,829	287,741	329,224
Equity in net income of affiliates	13,836	18,368	30,531	45,694	26,520
Gains on sales of subsidiaries and affiliates and liquidation losses, net	7,883	64,923	20,575	57,867	63,419
Bargain purchase gain	0	0	36,082	0	5,802
Income before income taxes and discontinued operations	172,572	286,339	344,017	391,302	424,965
Income from continuing operations	118,890	187,786	254,960	270,990	280,926
Net income attributable to the noncontrolling interests	3,164	3,815	15,339	10,002	7,255
Net income attributable to the redeemable noncontrolling interests	3,985	4,108	4,970	819	432
Net income attributable to ORIX Corporation shareholders	111,909	187,364	234,948	260,169	273,239

	As of March 31,
	2013	2014	2015	2016	2017
	(Millions of yen, except number of shares)
Balance sheet data:
Investment in Direct Financing Leases*[3]	¥989,380	¥1,094,073	¥1,216,454	¥1,190,136	¥1,204,024
Installment Loans*[3]	2,691,171	2,315,555	2,478,054	2,592,233	2,815,706
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(104,264)	(84,796)	(72,326)	(60,071)	(59,227)
Investment in Operating Leases	1,395,533	1,379,741	1,296,220	1,349,199	1,313,164
Investment in Securities	1,093,668	1,214,452	2,846,257	2,344,792	2,026,512
Property under Facility Operations	218,697	295,863	278,100	327,016	398,936
Others*[4]	2,151,008	2,848,629	3,397,115	3,249,613	3,532,780

Total Assets*[4]	¥8,435,193	¥9,063,517	¥11,439,874	¥10,992,918	¥11,231,895

Short-term Debt, Long-term Debt and Deposits*[4]	¥5,556,330	¥5,363,968	¥5,701,356	¥5,685,014	¥5,753,059
Policy Liabilities and Policy Account Balances	426,007	454,436	2,073,650	1,668,636	1,564,758
Common Stock	194,039	219,546	220,056	220,469	220,524
Additional Paid-in Capital	229,600	255,449	255,595	257,629	268,138
ORIX Corporation Shareholders’ Equity	1,643,596	1,919,346	2,152,198	2,310,431	2,507,698
Number of Issued Shares	1,248,714,760	1,322,777,628	1,323,644,528	1,324,058,828	1,324,107,328
Number of Outstanding Shares*[5]	1,221,433,050	1,309,444,294	1,308,642,971	1,309,514,020	1,302,587,061

	As of and for the Year Ended March 31,
	2013	2014	2015	2016	2017
	(Yen and dollars, except ratios and number of employees)
Key ratios (%)*[6]:
Return on ORIX Corporation shareholders’ equity (“ROE”)	7.4	10.5	11.5	11.7	11.3
Return on assets (“ROA”)	1.33	2.14	2.29	2.32	2.46
ORIX Corporation shareholders’ equity ratio	19.5	21.2	18.8	21.0	22.3
Allowance/investment in direct financing leases and installment loans	2.8	2.5	2.0	1.6	1.5

Per share data and employees:
ORIX Corporation shareholders’ equity per share*[7]	¥1,345.63	¥1,465.77	¥1,644.60	¥1,764.34	¥1,925.17
Basic earnings per share for income attributable to ORIX Corporation shareholders from continuing operations*[8]	103.09	142.00	179.24	198.73	208.88
Basic earnings per share for net income attributable to ORIX Corporation shareholders	102.87	147.75	179.47	198.73	208.88
Diluted earnings per share for net income attributable to ORIX Corporation shareholders	87.37	143.20	179.21	198.52	208.68
Dividends applicable to fiscal year per share	13.00	23.00	36.00	45.75	52.25
Dividends applicable to fiscal year per share*[9]	$0.13	$0.22	$0.29	$0.40	$0.48
Number of employees	19,043	25,977	31,035	33,333	34,835

*[1]

Certain line items presented in the consolidated statements of income have been reclassified starting from fiscal 2015. The amounts that had been previously reported have been reclassified for this change.

*[2]

Prior-year amounts have been adjusted retrospectively to eliminate a lag period that previously existed between DAIKYO INCORPORATED (“DAIKYO”) and ORIX in fiscal 2015. For further information, see Note 1 (ah) of “Item 18. Financial Statements.”

*[3]

The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥236,291 million, ¥155,860 million, ¥123,042 million, ¥94,327 million and ¥80,347 million as of March 31, 2013, 2014, 2015, 2016 and 2017, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥15,806 million, ¥13,887 million, ¥15,373 million,

¥12,556 million and ¥11,600 million as of March 31, 2013, 2014, 2015, 2016 and 2017, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥7,745 million, ¥6,149 million, ¥6,635 million, ¥8,178 million and ¥9,722 million as of March 31, 2013, 2014, 2015, 2016 and 2017, respectively, and (iii) installment loans individually evaluated for impairment of ¥212,740 million, ¥135,824 million, ¥101,034 million, ¥73,593 million and ¥59,025 million as of March 31, 2013, 2014, 2015, 2016 and 2017, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2017 Compared to Year Ended March 31, 2016—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

*[4]

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) in fiscal 2017.

*[5]

The Company’s shares held through the Board Incentive Plan Trust, which was established in July 2014 to provide shares at the time of retirement as compensation, are included in the number of treasury stock shares and excluded from the number of outstanding shares. The trust held 2,153,800 shares, 1,696,217 shares and 2,126,076 shares as of March 31, 2015, 2016 and 2017, respectively.

*[6]

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

*[7]	ORIX Corporation shareholders’ equity per share is the amount derived by dividing ORIX Corporation shareholders’ equity by the number of outstanding shares.
*[8]

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

*[9]

The U.S. dollar amounts represent translations of the Japanese yen amounts using noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

EXCHANGE RATES

The following table provides the noon buying rates for Japanese yen, expressed in Japanese yen per $1.00 in New York City for cable transfers in foreign currencies. As of June 23, 2017, the noon buying rate for Japanese yen was ¥111.26 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2013	2014	2015	2016	2017
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥96.16	¥105.25	¥121.50	¥125.58	¥118.32
Low	77.41	92.96	101.26	111.30	100.07
Average of the last days of the months	83.26	100.46	110.78	120.13	108.31
At period-end	94.16	102.98	119.96	112.42	111.41

The following table provides the high and low noon buying rates for yen, expressed in yen per $1.00, during the months indicated.

	High	Low
2016
December	¥118.32	¥113.50

2017
January	¥117.68	¥112.72
February	114.34	111.74
March	115.02	110.48
April	111.52	108.40
May	114.19	110.68

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

The economy of the United States has been on a continuing trend of recovery with improvements in employment and income environments. The economy of Europe has picked up moderately, the Chinese economy is still in a correction phase and the economies of emerging and resource-rich countries have bottomed out. Although interest rates remain low worldwide, the prospect of rising interest rates has been strong in the United States. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

The Japanese economy on the whole has been in a moderate recovery phase despite some areas of weakness.

Despite our attempts to minimize the adverse effect of an unstable economic climate on our overall business through, for example, improving our risk management procedures, instability in the global economy could adversely affect our business activities, financial condition and results of operations.

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

(4) Our business may be adversely affected by economic fluctuations and political disturbances

We conduct business operations in Japan as well as in the United States, Asia excluding Japan, Oceania, the Middle East and Europe. Outside Japan, we have large operations in the United States, Asia, Oceania and Europe. Recessions, fluctuations or shifts in commodity market prices and consumer demand, political, social or economic instability or acts of violence or war in these and other regions could adversely affect our business activities, financial condition and results of operations.

(5) Our business activities, financial condition and results of operations may be adversely affected by unpredictable events

Our business activities, financial condition and results of operations may be adversely affected by unpredictable events or any continuing effects caused by such events. Unpredictable events include man-made events, such as accidents, war, terrorism and insurgency, and natural events, such as earthquakes, storms, tsunamis, fires and outbreaks of infectious diseases. If any such event occurs, it may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of economic conditions in a country or region, or cause major injuries to our staff or damages to our facilities, equipment and other property, which could adversely affect our business activities, financial condition and results of operations.

(6) Dispositions of Shares may adversely affect market prices for our Shares

As of June 27, 2017, two of our shareholders have filed large shareholder reports pursuant to the Financial Instruments and Exchange Act (“FIEA”) indicating, at the time of filing, beneficial ownership, as that term is used in the FIEA, of more than five percent of the total number of our outstanding Shares by the relevant shareholder. Such and other of our shareholders may, for strategic, investment or other reasons, decide to reduce their shareholdings in ORIX. Dispositions of Shares, particularly dispositions of large numbers of Shares by major shareholders, may adversely affect market prices for our Shares. For information on major shareholders, see “Item 7. Major Shareholders and Related Party Transactions.”

If foreign investors reduce their investment in Japanese stocks due to changes in global or domestic economic or political conditions, market prices for our Shares could be adversely affected because a large percentage of our Shares are owned by investors outside of Japan.

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

While we constantly strive to improve our portfolio management, we may be required to make additional provisions in the future depending on economic trends and other factors.

Furthermore, if adverse economic or market conditions affect the value of underlying collateral and guarantees, our credit-related costs other than the allowance might increase. If any such event occurs, our business activities, financial condition and results of operations could be adversely affected.

3. Business Risk

(1) We are exposed to risks from our diverse and expanding range of products and services, acquisitions of companies and assets, and entry into joint ventures and alliances

We are engaged in a broad range of businesses in Japan and overseas and continue to expand such range, including through acquisitions of companies and businesses. Such expansion may expose us to new and complex risks that we may be unable to fully control or foresee, and, as a result, we may incur unexpected and potentially substantial costs or losses. In addition, we may not achieve targeted results if business opportunities do not develop or increase as expected or if competitive pressures undermine profitability.

As part of our business expansion, we may acquire companies or businesses. If the results of operations of an acquired company or business are lower than what we expected at the time we made such acquisition, we could be required to make large write-downs of goodwill or other assets.

We have a wide range of investments in business operations, including operations that are very different from our financial services business. If we fail to manage our investee companies effectively, we may experience financial losses as well as losses of future business opportunities. In addition, we may not be able to sell or otherwise dispose of investments at times or prices we initially expected or at all. We may also need to provide financial support, including credit support or equity investments, to some investee companies if their financial condition deteriorates.

From time to time we also enter into joint ventures and other alliances, and the success of these alliances is often dependent upon the operational capabilities, the financial stability and the legal environment of our counterparties. If an alliance suffers a decline in its financial condition or is subject to operational instability because of a change in applicable laws or regulations, we may be required to pay in additional capital, reduce our investment at a loss, or terminate the alliance.

If any such events occur, our business activities, financial condition and results of operations may be adversely affected.

(2) We are exposed to risks related to asset value volatility

In the management of our businesses, we hold various classes of assets and investments, including ships, aircraft, real estate, equipment and other assets in Japan and overseas. The market values of our assets and investments are volatile and may decline substantially in the future.

Asset valuation losses are recorded based on the fair market values at the time when revaluation is conducted in accordance with applicable accounting principles. However, losses from the sale of these assets, including as a result of a sudden need for liquidity, may exceed the amount of recorded valuation losses.

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

(3) Risks related to our other businesses

We operate a wide range of businesses in Japan and overseas, including financial services businesses.

Entry into new businesses, and the results of operations following such entry, are accompanied by various uncertainties, and if any unanticipated risk does occur, it may adversely affect our business activities, financial condition and results of operations.

4. Market Risk

(1) Changes in market interest rates and currency exchange rates could adversely affect our assets and our business activities, financial condition and results of operations

Our business activities are subject to risks relating to changes in market interest rates and currency exchange rates in Japan and overseas. Although we conduct asset-liability management (“ALM”), changes in the yield curve and currency exchange rates could adversely affect our results of operations.

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

(2) Our use of derivatives may adversely affect our business activities, financial condition and results of operations

We may use derivative instruments to reduce fluctuations in the value of our investments and to hedge against interest rate and currency risks. However, it is possible that this risk management strategy may not be fully effective in all circumstances due to our failure to appraise the value of assets being hedged or execute such derivative instruments properly or at all, or our failure to achieve the intended results of such hedging due to the unavailability of offsetting or roll-over transactions in the event of sudden turbulence in the market or otherwise. Furthermore, our derivatives counterparties could fail to honor the terms of their contracts with us. Our existing derivative contracts and new derivative transactions may also be adversely affected in case our credit ratings are downgraded.

In such instances, our business activities, financial condition and results of operations could be adversely affected.

(3) Fluctuations in market prices of stocks and bonds may adversely affect our business activities, financial condition and results of operations

We hold investments in shares of private and public company stock, including shares of our equity method affiliates, and corporate and government bonds in Japan and overseas. The market values of our investment assets are volatile and may fluctuate substantially in the future. A significant decline in the value of our investment assets could adversely affect our business activities, financial condition and results of operations.

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

We obtain credit ratings from ratings agencies. Downgrades of our credit ratings could result in increases in our interest expenses and could have an adverse effect on our fund-raising ability by increasing costs of issuing CP and corporate debt securities, increasing our bank borrowing costs, reducing the amount of bank credit available to us or decreasing the attractiveness of our equity securities to investors. As a result, our business activities, financial condition and results of operations may be significantly and adversely affected.

6. Compliance Risk

A failure to maintain adequate controls to comply with regulations may harm our reputation and adversely affect our business activities, financial condition and results of operations

Our efforts to implement and maintain thorough internal controls for compliance and legal risk management, as well as compliance education programs for our staff, and to prevent violations of applicable laws, regulations and our internal rules may not be fully effective in preventing all violations. In addition, we engage in a wide range of businesses, and our expansion into new businesses through acquisitions may cause our current internal controls to cease to function adequately. If we are unable to implement and maintain robust internal controls to prevent any such violations, we may be subject to sanctions or penalties, which could apply to our officers or employees. Such events could adversely affect our business activities, financial condition, results of operations and reputation. In such cases, the ORIX Group, or our executives and employees, may be subject to sanctions and penalties, which could adversely affect our business activities, financial condition, results of operations and reputation.

7. Legal Risk

(1) We are subject to various laws and regulations in Japan and overseas which may restrict our business activities, subject us to legal liability or otherwise put us at a disadvantage

Our business and employees in Japan are subject to laws, as well as regulatory oversight by government authorities who implement those laws, relating to the various sectors in which we operate. These include laws and regulations applicable to specific industries, such as the Moneylending Business Act, the Installment Sales Act, the Insurance Business Act, the Banking Act, the Trust Business Act, the Building Lots and Buildings Transaction Business Act and the Building Standards Act, as well as laws applicable to our business activities, such as the Companies Act, the Financial Instruments and Exchange Act, the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the Act on the Protection of Personal Information.

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

In addition, certain of our businesses are subject to industry-specific laws and regulations in Japan and overseas, including requirements to obtain appropriate licenses and permits to operate. A total or partial suspension of operations, whether due to an actual or alleged violation of applicable law or regulation, failure to obtain or maintain necessary licenses or permits or otherwise, may adversely affect our business activities, financial condition and results of operations.

Regardless of whether we have violated any laws, if we become the subject of a governmental investigation, litigation or other proceeding in connection with our businesses, our business activities, financial condition and results of operations may be adversely affected.

(2) Enactment of, or changes in, laws, regulations and accounting standards may affect our business activities, financial condition and results of operations

Enactment of, or changes in, laws and regulations may adversely affect the way that we conduct our business and the products or services that we may offer, as well as our customers, borrowers, invested companies and funding sources. Such enactment or changes may increase our compliance costs. If accounting standards are changed, even if such changes do not directly affect our profitability or financial soundness, industries related to our businesses, our clients or the financial market may be negatively affected. As a result of such enactments or changes, our business activities, financial condition and results of operations could be adversely affected.

8. Information Asset Risk

(1) Risks relating to loss, alteration, falsification or leakage of information

We maintain various information assets such as customer information including information on individuals, accounting information and personnel information. We have implemented internal rules and training programs to properly manage such information assets. However, in spite of such efforts, our measures may not be always effective and it is possible that our information assets may be lost, damaged or leaked.

In such event, we may be penalized for violating applicable laws and regulations and may be sued for damages. In addition, our operations, financial standing and performance may be adversely affected due to, but not limited to, loss of customer and market confidence in us and deterioration of our reputation.

(2) Failures in our computer and other information systems could interfere with our operations and damage our business activities, financial condition and results of operations

We use information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. Some of these information systems may be outsourced.

System shutdowns, malfunctions or failures, the mishandling of data or fraudulent acts by employees, vendors or other third parties, or attack by a computer virus, could have adverse effects on our operations, by causing, for example, delays in the receipt and payment of funds, the leakage, loss or destruction of confidential or personal information of our customers or employees, the generation of errors in information used by our management for business decision-making and risk management evaluation and planning, or the suspension of certain products or services we provide to our customers. In such event, our liquidity or the liquidity of customers who rely on us for financing or payment could be adversely affected.

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

9. Operational Risk

(1) We may not be able to hire or retain qualified personnel

Our businesses require a considerable investment in human resources and the retention of qualified personnel in order to successfully compete in markets in Japan and overseas. If we cannot develop, hire or retain the necessary qualified personnel, our business activities, financial condition and results of operations may be adversely affected.

(2) If our internal control over financial reporting is insufficient, our share price, reputation and business activities may be adversely affected

We have established and assessed our internal control over financial reporting in a manner intended to ensure compliance with the requirements of various laws and regulations. However, in future periods we or our independent registered public accounting firm may identify material weaknesses in our internal control over financial reporting, and such finding may cause us and our accountants to disclose that our internal control over financial reporting are ineffective, which could cause a loss of investor confidence in the reliability of our financial statements and cause our share price to fall. As a result, our business activities, financial condition and results of operations may be adversely affected.

(3) Our risk management may not be effective

We continuously seek to improve our risk management function. However, due to the rapid expansion of our business or significant changes in the business environment, our risk management may not be effective. As a result, our business activities, financial condition and results of operations may be adversely affected.

(4) Other operational risks

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

10. Risks Related to Holding or Trading our Shares and ADRs

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

In 1991, ORIX established ORIX Aviation Systems Limited in Ireland. In the same year, ORIX established ORIX Omaha Life Insurance Corporation (presently ORIX Life Insurance Corporation) and entered the life insurance business. In 1998, ORIX purchased Yamaichi Trust & Bank, Ltd. (presently ORIX Bank Corporation). In 1998, ORIX listed on the New York Stock Exchange (Ticker Symbol: IX) and, through registration with the SEC, has worked to further strengthen its corporate governance regulations. ORIX Real Estate Corporation was established in 1999 to concentrate on condominium development that was first begun in 1993 as well as develop office buildings in pursuit of improved real estate expertise. In 1999, we established ORIX Asset Management and Loan Services Corporation.

Since 2000, we have actively expanded our automobile-related operations by acquiring companies and assets. We combined seven automobile-related companies into ORIX Auto Corporation in 2005.

We have also continued our overseas expansion. In China, we established a rental company in Tianjin in 2004 and in 2005 established a leasing company in Shanghai. In 2009, we established a Chinese Headquarters in Dalian. We also set up local subsidiaries in Saudi Arabia (2001), and the United Arab Emirates (2002).

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

In July 2013, ORIX acquired Robeco Groep N.V. (“Robeco”), a global asset management company based in the Netherlands, to pursue a new business model by combining finance with related services. In October 2016, ORIX purchased all the share of Robeco, making Robeco a wholly-owned subsidiary of ORIX.

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

STRATEGY

Operating Environment

The economy of the United States has been on a continuing trend of recovery with improvements in employment and income environments. The economy of Europe has picked up moderately, the Chinese economy is still in a correction phase and the economies of emerging and resource-rich countries have bottomed out. Although interest rates remain low worldwide, the prospect of rising interest rates has been strong in the United States. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

The Japanese economy on the whole has been in a moderate recovery phase despite some areas of weakness.

Target Performance Indicators

In its pursuit of sustainable growth, ORIX Group uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. ORIX aims to achieve a net income target of ¥300 billion for the fiscal year ending March 31, 2018, and to maintain ROE around 11% to 12% by striving to increase asset efficiency through quality asset expansion to capture business opportunities along with increased capital efficiency by strengthening profit-earning opportunities such as fee-based businesses.

The disclosure above includes forward-looking statements based on various assumptions and beliefs, including our ability to realize the management strategies outlined below and the non-occurrence of the various risks set forth under “Risk Factors” in this annual report. Accordingly, we do not make any representation or assurance as to the achievability of such forward-looking statements.

Three-year trends in performance indicators are as follows.

		As of March 31,
		2015	2016	2017
Net income attributable to ORIX Corporation shareholders	(Millions of yen)	¥234,948	¥260,169	¥273,239
ROE(1)	(%)	11.5	11.7	11.3
ROA(2)(3)	(%)	2.29	2.32	2.46

(1)	ROE is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances.
(2)	ROA is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average total assets based on fiscal year beginning and ending balances.
(3)

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) in fiscal 2017.

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

ORIX Group, using its diversified business portfolio as a basis, intends to capitalize on its business foundation, client base, industry know-how and accumulated expertise, to continuously improve profitability by providing high value-added services to the market. Furthermore, under our mid-term strategy of “Expansion in Non-Finance Business,” ORIX Group aims to achieve sustainable profit growth.

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

“New investment in key areas”: Continue to pursue new investment opportunities in key areas identified as the environment and energy business and private equity investment in Japan and abroad, the network in Asia, global asset management, and concession business.

Development of business structure toward the realization of management strategies

It is vital for ORIX Group to continue to maintain and develop a business structure that can be flexibly and swiftly adapted to the changing business environment. ORIX will take the following three steps in order to achieve the aforementioned Medium-Term Management Targets.

Further advancement of risk management: Recognizing that business expansion and growth has diversified and globalized our risk, support our growth by strengthening the business foundation by readily and continuously utilizing our risk management structure and our ability to assess risks.

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

PROFILE OF BUSINESS BY SEGMENT

For a discussion of the basis for the breakdown of segments, see Note 34 in “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for fiscal 2015, 2016 and 2017.

	Years ended March 31,
	2015	2016	2017
	(Millions of yen)
Corporate Financial Services	¥25,519	¥42,418	¥38,032
Maintenance Leasing	40,366	42,935	39,787
Real Estate	3,484	42,902	72,841
Investment and Operation	42,414	57,220	85,000
Retail	120,616	51,756	72,865
Overseas Business	104,143	142,879	112,312

Total segment profits	336,542	380,110	420,837

Difference between segment total and consolidated amounts	7,475	11,192	4,128

Total Consolidated Amounts	¥344,017	¥391,302	¥424,965

Each of our segments is briefly described below.

BUSINESS SEGMENTS

ORIX organizes its businesses into six segments to facilitate strategy formulation, resource allocation and portfolio balancing at the segment level. These six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business. Management believes that organizing our business into large, strategic units allows us to maximize our corporate value by identifying and cultivating strategic advantages vis-à-vis anticipated competitors in each area and by helping ORIX Group achieve competitive advantage overall.

An overview of operations, operating environment and operating strategy for each of the six segments follows.

Corporate Financial Services Segment

Overview of Operation

Operating through a nationwide network, ORIX provides leasing and loans and engages in various other fee businesses by providing products and services aligned with customer needs to its core customer base of domestic small and medium-sized enterprises (“SMEs”). The Corporate Financial Services segment functions as the central point of contact for the entire ORIX Group by gathering information on customers and products/services and responding to customer needs, including in connection with business succession and overseas expansion.

This segment has its origin in the leasing business developed at the time of ORIX’s establishment in 1964. Even today, this segment serves as the foundation for the entire ORIX Group’s sales activities.

This segment promotes consolidated management by collaborating with other business segments and Group companies, both domestic and foreign. In this way, this segment creates cross-functional tie ups with Group customers in order to swiftly provide wide-ranging services backed by expertise.

Operating Environment

See “Item 5. Segment Information.”

Mid-term Strategic Directions

•	Diversify the source of services income

•	Maximize synergy potential with Yayoi Co. Ltd.

•	Utilize domestic network to target growth areas

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

The launch of the solar panel business has enabled the Corporate Financial Services segment to generate new customer relationships. This segment endeavors to expand transactions with customers who actually purchased solar panels and with potential customers to whom solar panels are marketed by offering solutions to management issues that lead to sales of the Group’s products and services. The segment will also focus on aquiring fee business such as Life insurance and Corporate pension consulting service. Moreover, the segment will continue to promote consolidated management by sharing business targets with other business segments and Group companies, both domestic and foreign, particularly ORIX Auto Corporation, and ORIX Rentec Corporation. By promoting consolidated management, we seek to strengthen customer relations so that the customers of our Group companies, including the customers of ORIX Auto Corporation, will also become customers for other products and services offered by other Group companies.

This segment seeks to develop new businesses and services to expand the Group’s customer base and build a more stable revenue base.

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

Having initially specialized in precision measuring equipment rentals for corporate customers, the rental business has greatly expanded the range of offered products and currently includes IT-related equipment and medical equipment, environmental analysis equipment as well as tablet computers. The rental business also offers a diverse range of services such as technical support, sales of software packages, equipment calibration and asset management.

Operating Environment

See “Item 5. Segment Information.”

Mid-term Strategic Directions

•	Further expansion of the business while maintaining high profitability

•	Capitalize on competitive advantage to increase market shares

•	Deepen expertise and develop solution business

Operating Strategy

The automobile business aims to increase its leased assets to reinforce and expand its customer base. In Japan, while the leasing rate of vehicle fleets for enterprises that own more than 30 vehicles is relatively high, it is very low for enterprises and individuals that own 30 vehicles or fewer. Instead, these smaller enterprises and individuals account for a large proportion of the vehicles owned in Japan. Therefore, the automobile business will strive to increase the proportion of the customer base consisting of smaller enterprises and individuals while continuing to grow the large-enterprise customer base. Moreover, we will strive to reinforce relationships with customers through cross-functional marketing activities with corporate sales departments in Japan that cut across the Group.

The automobile business is strengthening the provision of high value-added services. Seeking to ensure a stable revenue stream and differentiate itself from competitors, the automobile business leverages its consulting capabilities to select and offer optimum services to customers, including from a wide range of vehicle management services. While continually reviewing the line-up of products and services in response to changes in the business environment and evolving customer needs, the automobile business develops new products and services to create new market segments. In addition, to promote the retail business, we will propose a wide range of approaches to car use, such as car rental and car sharing, to meet individual customer’s diverse needs and provide elaborate services.

In the equipment rental business, while working to maintain our high market share, we intend to expand and strengthen our revenue base by increasing the number of new customers by focusing on growth areas, increasing rental of high margin products and introducing new rental items. We will also expand our customer base and range of products in the fields of environment and energy, environmental analysis, electronic components and next-generation automobile development and promote medical equipment rentals that require a high level of expertise and other high value-added rentals by providing applications and cloud services designed to meet the needs of customers renting tablet computers. We will seek tie-ups with manufacturers and system companies in order to expand our products and services.

All of our businesses in the Maintenance Leasing segment will seek to continue strengthening business management and cost control to maintain their high profitability and competitiveness.

Real Estate Segment

Overview of Operation

The Real Estate segment is mainly comprised of the real estate development and rental, facility operation, REIT asset management, and real estate investment advisory services.

In the real estate development and rental business, ORIX Group is involved not only in developing and leasing properties such as office buildings, commercial properties, logistics centers and residences but also in asset management, where ORIX Group has a high level of expertise.

The facilities operations business handles accommodations, aquariums, golf courses, training facilities, senior housings, baseball stadiums, and theaters.

Operating Environment

See “Item 5. Segment Information.”

Mid-term Strategic Directions

•	Continue to shift business model towards one with higher stability and profitability

•	Strengthen value added services in operation business

•	Expansion of asset management business

Operating Strategy

In the real estate development business, we will promote the development of complex facilities not only in major urban areas but also in areas abundant in tourism resources.

In the real estate rental business, we will enhance our portfolio by selling properties at appropriate times and by promoting new investments in properties continuously.

Additionally, we will make the most of our customer base and expertise through such as the real estate development and operating and as that asset management, to expand our fee business.

In the facilities operation business, we will selectively invest in accommodations. In operating our existing facilities, we believe ORIX can add value through providing attractive accommodations that our customers are satisfied with and want to revisit.

Through these measures, we will enable this business to generate high and stable revenue levels.

Investment and Operation Segment

Overview of Operation

In the Investment and Operation business segment, ORIX is engaged in three core business activities: environment and energy business, principal investments and concession.

For more than ten years, ORIX has been actively involved in the environment and energy business through the collection and disposal of waste generated from end-of-lease assets. In addition to waste processing, recycling and energy-saving services our environment and energy business includes renewable energy such as mega-solar and electric power retailing. Overseas, we have invested in projects including a wind power generation business in India and in the large private hydropower company in Vietnam to further strengthen the energy business in Asia.

The principal investment business invests in private equity both in Japan and overseas and capitalizes on the expertise and collective strength of the Group to increase the corporate value of investees.

On April 1, 2016, Kansai Airports, established by a consortium anchored by ORIX and VINCI Airports, a French company, commenced operation of the Kansai and Osaka International Airport as a concession. Balancing the ingenuity, dynamism, and the social responsibilities for managing public infrastructure as the first private company in our country, Kansai Airports will contribute to the ongoing development.

Operating Environment

See “Item 5. Segment Information.”

Mid-term Strategic Directions

•	Push the environment and energy business forward to the next stage; deepen in domestic and expand in overseas business

•	Investment in new business fields

•	Aim for an advantageous position as a concessionaire

Operating Strategy

In our environment and energy business, we will increase investment in renewable energy. In Japan, we will focus on the development of energy sources other than solar power, such as wind power, geothermal power and biomass, and will work together with our domestic sales and marketing divisions to become one of Japan’s leading renewable energy power companies. We also seek to expand the business of the deregulation of the electricity retail market. As for overseas, we will also use the experience and expertise cultivated in Japan to strengthen its electric power generation and renewable energy business in emerging countries, in which energy demand is expected to the expanded.

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

As for concession business, we will push forward examination about not only the airport operation but also the public infrastructure such as roads, water and sewerage services.

Retail Segment

Overview of Operation

The Retail business segment consists of life insurance business, banking business and card loan business.

ORIX Life Insurance was founded in 1991 and operates mainly through agencies and mail order sales. On July 1, 2014, ORIX Life Insurance acquired HLIKK, and the two companies merged on July 1, 2015. Regarding the banking business, ORIX Bank Corporation (“ORIX Bank”) inherited the housing loan business ORIX began handling in 1980 and is now involved in corporate lending and other services. ORIX Bank began card loan operations in March 2012.

Operating Environment

See “Item 5. Segment Information.”

Mid-term Strategic Directions

•	Grow from mid-size insurer to a major insurer

•	Develop new business fields of ORIX Bank

Operating Strategy

In this segment, as an overall strategy, we will continue to provide products with a high level of customer satisfaction and seek to develop a new market aimed at individual customers while continuing to enhance our efficiency and unique expertise in niche markets.

ORIX Life Insurance will continue to enhance its product lineup with new insurance products developed to meet customer needs. In addition to third-sector insurance such as cancer and medical treatment insurance, the company will focus on first-sector insurance such as life insurance and increasing the number of contracts. Regarding sales channels, while supporting continuous growth in the existing agency channel, we intend to expand our direct distribution channels. We will also seek to improve our financial strength by improving overall business efficiency.

ORIX Bank will keep operating and raising funds efficiently with high loan-deposit-ratio in order to meet active demand for money. In the housing-loan business, the company will increase its loan balance by making full use of its networks and know-how accumulated over many years. ORIX Bank will also enter new business fields such as the investment trust business.

The card loan business plans to expand in two ways to acquire potential demand in the shrinking market. The first is to increase card loan balance through the collaboration of ORIX Bank and ORIX Credit by taking advantage of their human and knowledge resources. The second is to expand card loan guarantee to other financial institutions by utilizing ORIX Credit’s know-how of credit screening.

Overseas Business Segment

Overview of Operation

In the Overseas Business segment, mainly in the United States, asset management is at the heart of efforts to expand non-finance business and boasts a high level of expertise in the fields of corporate finance, securities investment, principal investment, loan origination and servicing and also fund management.

Since first expanding into Hong Kong in 1971, ORIX Group has established an overseas network spanning 700 bases in 36 countries and regions. Underpinned by a leasing, automobile leasing and corporate finance operating base that is aligned with the conditions of each country, the Overseas Business segment engages in principal investment and non-performing loan investment activities, real estate-related businesses, as well as aircraft and shipping businesses that includes leasing, management, investment, intermediary and sales activities in the field of aircraft and shipping.

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

See “Item 5. Segment Information.”

Mid-term Strategic Directions

•	Position as the driver for Group’s growth and profitability

•	Expansion of asset management business

•	Aggressively develop aircraft and shipping business

Operating Strategy

In the United States, in addition to maintaining a stable presence in our traditional business of investing in municipal bonds, CMBS and other fixed-income securities and providing corporate finance services, we seek to enhance Red Capital Group’s loan structuring and servicing services and Mariner Investment Group’s fund management services. Since the acquisition of Boston Financial Investment Management LP, which develops businesses as a syndicator and portfolio and asset manager of low income apartment properties that benefit from the Federal Low Income Housing Tax Creditair in July 2016, we continue to expand fee businesses. In addition, we endeavor to invest in the field of infrastructure and healthcare and, to use our local subsidiary in Brazil as base, to expand into fields such as asset management, structured finance and investment banking through M&A and capital participation in South America.

In Asia, Oceania, the Middle East and Europe, while seeking to maintain stable profits from the financial services business platform of our existing local subsidiaries, which offer locally based lending and leasing, we plan to diversify our business into related fields. We will promote new investment activities in as-yet unexplored areas.

In the aircraft business, we will make new investments by carefully selecting aircraft types, age and other important factors for our portfolio. In addition to pursuing opportunities to profit from Company-owned assets, we will seek to generate fees from our services relating to the management of the aircraft to investors and financial institutions.

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

PROPERTY, PLANT AND EQUIPMENT

Because our primary business is to provide various financial services to our clients, we do not own any material factories or facilities that manufacture products. We have no plans to build any factories that manufacture products.

The following table shows the book values of the primary facilities we own, which include three office buildings, one hotel and two solar power stations.

	As of March 31, 2017
	Book Value	Land Space(1)
	(Millions of yen)	(Thousands of m²)
Office building (Tachikawa, Tokyo)	¥13,905	3
Office building (Shiba, Minato-ku, Tokyo)	30,708	2
Office building (Osaka, Osaka)	10,337	2
Hotel (Beppu, Oita)	11,267	159
Solar power station (Tomakomai, Hokkaido)	12,720	—
Solar power station(Tsu, Mie)	16,268	1,193

(1)	Land space is provided only for those facilities where we own the land.

We plan to make capital expenditures totaling approximately ¥508,000 million to support the growth and development of our operating lease business and power generation business during fiscal 2018. The following table shows a breakdown of planned capital expenditures and includes the estimated investment amounts and expected methods of financing the expenditures.

	Fiscal 2018
	Estimated investment amounts	Expected methods of financing
	(Millions of yen)
Operating lease equipment and property	¥430,000	Funds on hand, bank borrowings, etc.
Power generation equipment	78,000	Funds on hand, bank borrowings, etc.

Total	¥508,000	—

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥110,781 million as of March 31, 2017.

As of March 31, 2017, the acquisition cost of equipment we held for operating leases amounted to ¥1,856,889 million, consisting of ¥1,144,511 million of transportation equipment, ¥237,597 million of measuring and information-related equipment, ¥451,367 million of real estate and ¥23,414 million of others, before accumulated depreciation. Accumulated depreciation on equipment held for operating leases was ¥566,946 million as of the same date.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

Our business does not materially depend on the supply of raw materials.

PATENTS, LICENSES AND CONTRACTS

Our business and profitability are not materially dependent on any patents or licenses, industrial, commercial or financial contracts, or new manufacturing processes.

BUSINESS REGULATION

ORIX and its group companies in Japan are incorporated under, and our corporate activities are governed by, the Companies Act. However, ORIX and its group companies are involved in diverse businesses in overseas jurisdictions, including in Asia, North America, the Middle East and Europe, and are therefore subject to various regulations and supervision in each jurisdiction in which they operate, including, but not limited to, regulations relating to business and investment approvals, antitrust, anti-bribery, consumer and business taxation, foreign exchange controls, intellectual property and personal information protection.

The next section describes the laws and regulations of our business in Japan and the United States and Europe, our major areas of operation outside Japan.

JAPAN

There is no general regulatory regime which governs the conduct of our direct financing lease and operating lease businesses in Japan, although various laws regulate certain aspects of particular lease transactions, depending on the type of leased property.

The major regulations that govern our businesses are as follows:

Moneylending Business

ORIX and certain of our group companies are engaged in the moneylending business in Japan. The moneylending business is regulated by the Interest Rate Restriction Act, the Act Regulating the Receipt of Contributions, the Receipt of Deposits and Interest Rates and the Moneylending Business Act. The Moneylending Business Act requires that all companies engaged in moneylending business register with the Prime Minister and the relevant prefectural governors. Registered moneylenders are regulated by the Financial Services Agency (“FSA”), and are required to report to or notify the FSA, providing specified documents such as their annual business reports. Accordingly, pursuant to the Moneylending Business Act, ORIX and certain of our group companies have registered with the Prime Minister and various prefectural governors and provide the necessary reporting and notification to the FSA. The FSA has the power to issue business improvement orders to suspend all or part of a money lender’s activities, or to revoke the registration of a moneylender that has violated the law.

Real Estate Business

ORIX and certain of our group companies, including ORIX Real Estate Corporation and DAIKYO, are engaged in the real estate business in Japan, including buying and selling land and buildings. Companies engaged in such operations are required to be licensed by the Ministry of Land, Infrastructure and Transport (“MoLIT”) and relevant prefectural governors under the Building Lots and Buildings Transaction Business Act, and their operations are regulated by such laws, including the maintenance of registered real estate transaction managers on staff and the provision and delivery of material information to counterparties. DAIKYO has a Construction Business License from MoLIT. Inns and hotels operated by ORIX Group have licenses from relevant prefectural governors under the Inns and Hotels Act, etc.

Car Rental Business

ORIX Auto Corporation (“OAC”) is registered with MoLIT under the Road Transportation Law to engage in the car rental business in Japan and is subject to the requirements of this law and is licensed by the Minister of MoLIT.

Insurance Business

ORIX Life Insurance is engaged in the life insurance business and has a license from the Prime Minister under the Insurance Business Act. The FSA has broad regulatory powers over the life insurance business of ORIX Life Insurance, including the authority to grant or, under certain conditions, revoke its operating license, to request information regarding its business or financial condition and to conduct on-site inspections. ORIX Life Insurance generally must also receive FSA approval for the sale of new products and to set new pricing terms. In addition, under the Insurance Business Act regulations, any party attempting to acquire voting rights in an insurance company at or above a specified threshold must receive approval from the Prime Minister. We have received such approval as a major shareholder of ORIX Life Insurance. Insurance solicitation, which we and our group companies conduct, is also governed by the Insurance Business Act. We and certain of our group companies, such as OAC, are registered as insurance agents with the Prime Minister.

Financial Instruments Exchange Business

Certain businesses conducted by ORIX and our group companies in Japan are governed by the Financial Instruments and Exchange Act, the main purpose of which is to establish comprehensive and cross-sectional protection for investors. “The financial instruments business” as defined in the Financial Instruments and Exchange Act has four classifications, depending on the type of business: (1) First Class Financial Instruments Exchange Business, (2) Second Class Financial Instruments Exchange Business, (3) Investment Management Business, and (4) Investment Advisory and Agency Business. All companies engaged in such businesses are required to register with the Prime Minister, after which they designated “registered financial instruments traders.” Along with registered financial instruments traders, companies engaged in the financial instruments intermediary business, which is also governed by the Financial Instruments and Exchange Act, are regulated by the FSA and are required to file certain reports or notifications with the FSA. The FSA has the power to order improvement of a business, or suspension of a part or the whole of a business, or to revoke the registration of such a trader that has violated the law. Business regulations applicable to ORIX and our group companies are as follows:

Second Class Financial Instruments Exchange Business

ORIX and certain of our group companies are registered with the Prime Minister under the Financial Instruments and Exchange Act to conduct second class financial instruments exchange business.

Investment Management Business

ORIX Asset Management Corporation (“OAM”), ORIX Real Estate Investment Advisory Corporation (“ORIA”), wholly owned subsidiaries, and Robeco Japan Company Limited (“Robeco Japan”), a subsidiary of Robeco, are each registered with the Prime Minister under the Financial Instruments and Exchange Act as an investment manager. OAM is responsible for the asset management of a real estate investment corporation, ORIX JREIT Inc., which is listed on the Tokyo Stock Exchange. Under the Financial Instruments and Exchange Act, any entity possessing voting rights in an investment manager at or above a specified threshold is considered a major shareholder and must report its shareholding to the Prime Minister. ORIX has filed such report as a major shareholder of OAM, ORIA and Robeco Japan.

Investment Advisory and Agency Business

ORIA and Mariner Japan Ltd., a subsidiary of Mariner Investment Group LLC, are registered with the Prime Minister under the Financial Instruments and Exchange Act to engage in the investment advisory and agency business and regulated by the FSA.

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

The SEC, the Financial Industry Regulation Authority (“FINRA”) and various state agencies regulate the issuance and sale of securities and the activities of broker-dealers, investment companies and investment advisers in the United States. ORIX USA’s majority-owned subsidiary, Mariner Investment Group, LLC (“Mariner”), is a registered investment adviser and has an affiliated limited purpose broker-dealer, Mariner Group Capital Markets, Inc. (“MGCM”). Both Mariner and MGCM are registered and regulated by the SEC and FINRA. ORIX USA’s wholly-owned subsidiary, Red Capital Group, LLC, has a subsidiary called Red Capital Markets, LLC, that is registered as a broker-dealer and regulated by the SEC and FINRA. ORIX USA and its other subsidiaries are not subject to these regulations but must comply with U.S. federal and state securities laws.

ORIX USA’s corporate finance, real estate finance and development, equipment finance, public finance and special servicing businesses are subject to numerous state and federal laws and regulations. Commercial and real estate loans may be governed by the USA Patriot Act, the Equal Credit Opportunity Act and Regulation B thereunder, the Flood Disaster Protection Act, the National Flood Insurance Reform Act of 1994 and state usury laws. Real estate transactions are also governed by state real property and foreclosure laws. ORIX USA’s secured finance transactions are subject to by the Uniform Commercial Code, as adopted by the various states. ORIX USA is registered with or has obtained licenses from the various state agencies that regulate the activity of commercial lenders in such states. For example, its consolidated subsidiary, ORIX Corporate Capital Inc., is a Delaware Licensed Lender, and its consolidated subsidiary, ORIX Growth Capital, LLC, is licensed as a California Finance Lender.

In May 2010, ORIX USA acquired RED Capital Group LLC, a Columbus, Ohio based provider of debt and equity capital, as well as advisory services, to the housing, health care and real estate industries. RED Capital Group, LLC, and its subsidiaries must comply with rules and regulations administered by the Government National Mortgage Association, the Federal National Mortgage Association, the Department of Housing and Urban Development and the Federal Housing Administration. RED Mortgage Capital, LLC and RED Capital Partners, LLC are a licensed California Finance Lenders.

In December 2010, ORIX USA acquired MIG Holdings, LLC, the parent company of Mariner. Mariner is registered with the SEC as an investment advisor and is headquartered in Harrison, New York, with additional offices in New York City, London and Tokyo. In addition, Mariner is registered as a commodity pool operator with the U.S. Commodity Futures Trading Commission and a member of the National Futures Association. ORIX USA’s wholly owned subsidiary and private equity platform, ORIX Capital Partners, LLC, is an affiliated relying advisor to Mariner and registered with the SEC.

In July 2016, ORIX USA acquired Boston Financial Investment Management, LP (“BFIM”), a Boston, Massachusetts based syndicator and portfolio and asset manager of low income apartment properties that benefit from the Federal Low Income Housing Tax Credit (“LIHTC”). As the beneficiary of tax credits and often other subsidy and loan programs, a typical LIHTC property is typically regulated at the federal, state and local levels. As a passive limited partner investor, BFIM does not manage the property day to day. Rather, a third party general partner manages the property and has responsibility for compliance with applicable laws and regulations. As the investor, BFIM monitors such compliance.

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

Outside of the United States, Mariner Europe Ltd. is authorized and regulated by the Financial Conduct Authority (“FCA”) in UK and as such is subject to minimum regulatory capital requirements. Mariner Investment (Europe) LLP is categorized as a “BIPRU €50k limited license” firm. It is an investment management firm. In December 2016, ORIX USA, through its Brazilian subsidiary, acquired a controlling interest in RB Capital Empreendimentos S.A. (“RB Capital”), a Brazilian capital markets and asset management platform. RB Capital controls two publicly held companies, RB Capital Companhia de Securitização and Salus Infraestrutura Portuária S.A, registered before the Securities and Exchange Commission of Brazil (“CVM”). RB Capital Companhia de Securitização is also a securitization company and regulated by the CVM. In addition, RB Capital controls an asset management company, RB Capital Asset Management Ltda., which is registered and authorized by the CVM to manage assets in Brazil.

On July 1, 2013, ORIX acquired approximately 90.01% (90% plus one share) of the total voting shares (equity interests) of Robeco, the ultimate holding company of the Robeco Group. On October 21, 2016, ORIX acquired the remaining 9.99% (10% minus one share) of the total voting shares (equity interests) of Robeco. The Robeco Group consists of the following regulated entities:

Robeco Institutional Asset Managemenr B.V. (”RIAM”) is authorized and regulated by The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten (“AFM”)) and The Dutch Central Bank (De Nederlandsche Bank (“DNB”)) in the Netherlands, inter alia, to offer certain investment services. RIAM has branches and representative offices worldwide, including in China, Dubai, Germany, Korea, Spain, Italy and the United Kingdom, each of which either benefits from RIAM’s European passport or is subject to local regulatory supervision.

Transtrend B.V. that offers asset management and commodity trading advisory services, is authorized and regulated by AFM and DNB, and is also registered with the National Futures Association in the United States (“NFA”) and regulated by the NFA and the Commodity Futures Trading Commission in the United States (“CFTC”).

Harbor Capital Advisors, Inc., Boston Partners Global Investors, Inc. and Robeco Institutional Asset Management US, Inc. are registered with and regulated by SEC to provide investment advisory services in the United States. Harbor Capital Advisors, Inc. is also registered with and regulated by NFA and CFTC. Harbor Services Group, Inc. is registered with the SEC. Boston Partners Global Investors, Inc. is also registered as a commodity trading advisor and a commodity pool operator with the CFTC and is a member of the NFA. Boston Partners Securities L.L.C. and Harbor Funds Distributors Inc. are investment advisors (broker-dealers) registered with the SEC and members of FINRA. Harbor Services Group, Inc. acts as transfer agent and is registered with the SEC.

Boston Partners UK Ltd is registered as an investment adviser with the FCA. Boston Partners Trust Company is registered with the New Hampshire Banking Commission (“NHBC”).

RobecoSAM AG is authorized and regulated by the Swiss Financial Market Supervisory Authority (“FINMA”).

Robeco Luxembourg S.A. is authorized and regulated by the Commission de Surveillance du Secteur Financier in Luxembourg (“CSSF”).

Robeco Hong Kong Ltd. (“RHK”) is licensed by the Securities & Futures Commission of Hong Kong (“SFC”) to offer asset management and investment advisory services. RHK has a branch in Australia which has been approved by the Australian Securities and Investments Commission (“ASIC”).

Robeco France S.A. is authorized and regulated by the Authorité de controle prudential et de resolution (“ACPR”) in France and the Autorité des Marchés Financiers (“AMF”) in France.

Robeco Singapore Private Limited is licensed by the Monetary Authority of Singapore (“MAS”).

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

Market Environment

The economy of the United States has been on a continuing trend of recovery with improvements in employment and income environments. The economy of Europe has picked up moderately, the Chinese economy is still in a correction phase and the economies of emerging and resource-rich countries have bottomed out. Although interest rates remain low worldwide, the prospect of rising interest rates has been strong in the United States. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

The Japanese economy on the whole has been in a moderate recovery phase despite some areas of weakness.

Results Overview

Net Income Attributable to ORIX Corporation Shareholders for fiscal 2017 increased 5% to ¥273,239 million compared to fiscal 2016, primarily due to a significant increase in profits from the Real Estate segment, Investment and Operation segment, and Retail segment, although profits from the Corporate Financial Services segment, the Maintenance Leasing segment, the Overseas segment decreased.

The main factors underlying our performance in fiscal 2017 are outlined below.

The Corporate Financial Services segment’s profits decreased due to a decrease in finance revenues in line with decreased average investment balance and a decrease in gains on sales of securities, despite an increase in services income.

The Maintenance Leasing segment’s profits decreased due to decreases in operating leases revenues primarily resulting from lower gains on sales of automobiles.

The Real Estate segment’s profits increased due primarily to an increase in gains on sales of rental properties.

The Investment and Operation segment’s profits increased due to the recognition of gains on sales of shares of subsidiaries and affiliates, and a bargain purchase gain from the acquisition of a subsidiary.

The Retail segment’s profits increased due to increases in insurance premiums and related investment income.

The Overseas Business segment’s profits decreased due to the recognition of a gain on the partial divestment of Houlihan Lokey Inc. (hereinafter, “HL”) shares in fiscal 2016, and the impact from strong yen, despite gains on sales of subsidiaries and affiliates in the Americas.

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

The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

•	Level 1—Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3—Unobservable inputs for the assets or liabilities.

The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). We mainly measure loans held for sale, trading securities, available-for-sale securities, other securities, derivatives, reinsurance recoverables in other assets and variable annuity and variable life insurance contracts in policy liabilities and policy account balances at fair value on a recurring basis. Certain subsidiaries measure certain loans held for sale, certain foreign government bonds and equity securities in available-for-sale securities, certain fund investments in other securities, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis as they elected the fair value option.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2017:

	March 31, 2017
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Millions of yen)
Financial Assets:
Loans held for sale	¥19,232	¥0	¥19,232	¥0
Trading securities	569,074	37,500	531,574	0
Available-for-sale securities	1,165,417	93,995	946,906	124,516
Other securities	27,801	0	0	27,801
Derivative assets	22,999	734	17,032	5,233
Other assets	22,116	0	0	22,116

Total	¥1,826,639	¥132,229	¥1,514,744	¥179,666

Financial Liabilities:
Derivative liabilities	¥16,295	¥165	¥16,130	¥0
Policy Liabilities and Policy Account Balances	605,520	0	0	605,520

Total	¥621,815	¥165	¥16,130	¥605,520

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.

As of March 31, 2017, financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) and the percentages of total assets were as follows:

	March 31, 2017
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)
	(Millions of yen, except percentage data)
Level 3 Assets:
Available-for-sale securities	¥124,516	1
Corporate debt securities	1,618	0
Specified bonds issued by SPEs in Japan	1,087	0
CMBS and RMBS in the Americas .	57,858	1
Other asset-backed securities and debt securities	63,953	1

Other securities	27,801	0
Investment funds	27,801	0

Derivative assets	5,233	0
Options held/written and other	5,233	0

Other assets	22,116	0
Reinsurance recoverables	22,116	0

Total Level 3 financial assets	¥179,666	2

Total assets	¥11,231,895	100

As of March 31, 2017, the amount of financial assets classified as Level 3 was ¥179,666 million, financial assets that we measured at fair value on a recurring basis. Level 3 assets represent 2% of our total assets.

Available-for-sale securities classified as Level 3 are mainly CMBS and RMBS in the Americas and other asset-backed securities and debt securities. CMBS and RMBS in the Americas and other asset-backed securities and debt securities classified as Level 3 available-for-sale securities were ¥57,858 million and ¥63,953 million as of March 31, 2017, which are 46% and 51% of total Level 3 available-for-sale securities, respectively.

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

IMPAIRMENT OF INVESTMENT IN SECURITIES

We recognize impairment of investment in securities (except trading securities) as follows.

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

For other securities, when we determine the decline in value is other than temporary, we reduce the carrying value of the security to the fair value and charge against income losses related to these other securities in situations.

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

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS THAT HAVE INDEFINITE USEFUL LIVES

We perform an impairment test for goodwill and any intangible assets that have indefinite useful lives at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events or changes occur.

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

A certain subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in earnings. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. Additionally, the subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. Therefore, the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The fair value of the minimum guarantee risk is measured using discounted cash flow methodologies based on discount rates, mortality, lapse rates, annuitization rates and other factors.

Certain subsidiaries ceded a portion of its minimum guarantee risk related to variable annuity and variable life insurance contracts to reinsurance companies in order to mitigate the risk and elected the fair value option for the reinsurance contracts with the remaining risk economically hedged through derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of a subsidiary, less withdrawals, expenses and other charges.

Certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Periodically, deferred policy acquisition costs are reviewed to determine whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality, morbidity, expense margins and surrender charges, which we use to calculate these assumptions, do not properly reflect future profitability, additional amortization may be required.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2017 would decrease or increase, respectively, by approximately ¥2,004 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2017 would decrease by approximately ¥2,103 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2017 would increase by approximately ¥2,462 million.

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

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2017.

FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY

We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate held for investment and rental is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2017, as well as the fair value as of the end of fiscal 2017.

Year ended March 31, 2017
Carrying amount*[1]
Balance at April 1, 2016	Change amount	Balance at March 31, 2017	Fair value at March 31, 2017*[2]
	(Millions of yen)
¥513,899	¥(88,571)	¥425,328	¥482,324

*[1]	Carrying amounts are stated as cost less accumulated depreciation.
*[2]

Fair value is either obtained from appraisal reports by external qualified appraisers, calculated by internal appraisal department in accordance with “Real estate appraisal standards,” or calculated by other reasonable internal calculation utilizing similar methods.

Investment and rental property revenue and expense for fiscal 2017 were as follows:

Year ended March 31, 2017
Revenue*[1]	Expense*[2]	Net
¥110,977	¥47,601	¥63,376

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

Services expense is directly associated with the sales and revenues separately reported within services income. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating Income.” We similarly view the provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2017 Compared to Year Ended March 31, 2016” and “Year Ended March 31, 2016 Compared to Year Ended March 31, 2015.”

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

YEAR ENDED MARCH 31, 2017 COMPARED TO YEAR ENDED MARCH 31, 2016

Performance Summary

Financial Results

		Year ended March 31,		Change
		2016	2017	Amount	Percent (%)
		(Millions of yen, except ratios, per Share data and percentages)
	Total revenues	¥2,369,202	¥2,678,659	¥309,457	13
	Total expenses	2,081,461	2,349,435	267,974	13
	Income before Income Taxes and Discontinued Operations	391,302	424,965	33,663	9
	Net Income Attributable to ORIX Corporation Shareholders	260,169	273,239	13,070	5
Earnings per Share	(Basic)	198.73	208.88	10.15	5
	(Diluted)	198.52	208.68	10.16	5
	ROE*[1]	11.7	11.3	(0.4)	—
	ROA*[2,3]	2.32	2.46	0.14	—

*[1]	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
*[2]	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.
*[3]

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) in fiscal 2017.

Total revenues for fiscal 2017 increased 13% to ¥2,678,659 million compared to ¥2,369,202 million during fiscal 2016. Operating leases revenues increased mainly due to an increase in gains on sales of real estate under operating leases, and sales of goods and real estate increased due to an increase in revenues generated by subsidiaries in the principal investment business. In addition, life insurance premiums and related investment income increased due to increases in insurance premiums in line with an increase in new insurance contracts and investment income in ORIX Life Insurance, and an improvement in investment income from assets under variable annuity and variable life insurance contracts originally held by HLIKK compared to fiscal 2016 during which investment income decreased due to deterioration of the market environment.

Total expenses for fiscal 2017 increased 13% to ¥2,349,435 million compared to ¥2,081,461 million during fiscal 2016. Costs of goods and real estate sold increased in line with the aforementioned increased revenues. In addition, life insurance costs increased due to an increase in a provision of liability reserve in line with the aforementioned increase in new insurance contracts and the improvement in investment income from assets under variable annuity and variable life insurance contracts.

Equity in net income of affiliates for fiscal 2017 decreased due to an impact from an increase in income from the affiliates in the Americas during fiscal 2016.

As a result of the foregoing, income before income taxes for fiscal 2017 increased 9% to ¥424,965 million compared to ¥391,302 million during fiscal 2016, and net income attributable to ORIX Corporation shareholders increased 5% to ¥273,239 million compared to ¥260,169 million during fiscal 2016.

Balance Sheet data

	As of March 31,		Change
	2016	2017	Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets*[1]	¥10,992,918	¥11,231,895	¥238,977		2
(Segment assets)	8,972,449	8,956,872	(15,577)		(0)
Total Liabilities	8,512,632	8,577,722	65,090		1
(Long- and Short-term debt)*[1]	4,286,542	4,138,451	(148,091)		(3)
(Deposits)	1,398,472	1,614,608	216,136		15
ORIX Corporation Shareholders’ Equity	2,310,431	2,507,698	197,267		9
ORIX Corporation Shareholders’ Equity per share	1,764.34	1,925.17	160.83		9
ORIX Corporation Shareholders’ Equity ratio*[2]	21.0%	22.3%	1.3%		—
D/E ratio (Debt-to-equity ratio) (Long- and Short-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)*[1]	1.9x	1.7x	(0.2	)x	—

*[1]

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

*[2]	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.

Total assets increased 2% to ¥11,231,895 million compared to ¥10,992,918 million as of March 31, 2016. Installment loans increased due primarily to an increase of assets in the banking business. On the other hand, investment in operating leases decreased due primarily to sales of rental properties and investment in securities decreased due primarily to sales of investment in securities in ORIX Life Insurance as well as the surrender of contracts originally held by HLIKK. In addition, segment assets remained flat at ¥8,956,872 million compared to the balance as of March 31, 2016.

We manage the balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environments. As a result, long- and short-term debt decreased and deposits increased compared to the balance as of March 31, 2016. In addition, policy liabilities and policy account balances decreased due primarily to the aforementioned surrender of contracts.

Shareholders’ equity increased 9% to ¥2,507,698 million compared to the balance as of March 31, 2016 due primarily to an increase in retained earnings.

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

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services	¥107,150	¥102,979	¥(4,171)	(4)
Maintenance Leasing	271,662	270,615	(1,047)	(0)
Real Estate	191,540	212,050	20,510	11
Investment and Operation	1,028,355	1,271,973	243,618	24
Retail	254,289	368,665	114,376	45
Overseas Business	526,008	458,912	(67,096)	(13)

Segment Total	2,379,004	2,685,194	306,190	13

Difference between Segment Total and Consolidated Amounts	(9,802)	(6,535)	3,267	—

Consolidated Amounts	¥2,369,202	¥2,678,659	¥309,457	13

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services	¥42,418	¥38,032	¥(4,386)	(10)
Maintenance Leasing	42,935	39,787	(3,148)	(7)
Real Estate	42,902	72,841	29,939	70
Investment and Operation	57,220	85,000	27,780	49
Retail	51,756	72,865	21,109	41
Overseas Business	142,879	112,312	(30,567)	(21)

Segment Total	380,110	420,837	40,727	11

Difference between Segment Total and Consolidated Amounts	11,192	4,128	(7,064)	(63)

Consolidated Amounts	¥391,302	¥424,965	¥33,663	9

Note:	Segment profit is calculated based on net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥1,049,867	¥1,032,152	¥(17,715)	(2)
Maintenance Leasing	731,329	752,513	21,184	3
Real Estate	739,592	657,701	(81,891)	(11)
Investment and Operation	704,156	768,675	64,519	9
Retail	3,462,772	3,291,631	(171,141)	(5)
Overseas Business	2,284,733	2,454,200	169,467	7

Segment Total	8,972,449	8,956,872	(15,577)	(0)

Difference between Segment Total and Consolidated Amounts	2,020,469	2,275,023	254,554	13

Consolidated Amounts	¥10,992,918	¥11,231,895	¥238,977	2

Note:	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

Corporate Financial Services Segment

This segment is involved in lending, leasing and fee business.

The Japanese economy on the whole entered a moderate recovery phase despite some areas of weakness. While interest rates overall increased along with the United States economy, the balance of outstanding loans at financial institutions continues to increase and interest rates on loans remain at low levels.

Segment revenues decreased 4% to ¥102,979 million during fiscal 2017 compared to ¥107,150 million during fiscal 2016 due to a decrease in finance revenues in line with decreased average investment balance and a decrease in gains on sales of securities, despite an increase in services income resulting primarily from revenue generated by Yayoi Co. Ltd. (hereinafter, “Yayoi”), and from our stable fee business to domestic small-and medium-sized enterprise customers.

Segment expenses increased due primarily to an increase in selling, general and administrative expenses. As a result, segment profits decreased 10% to ¥38,032 million during fiscal 2017 compared to ¥42,418 million during fiscal 2016.

Segment assets decreased 2% to ¥1,032,152 million as of March 31, 2017 compared to March 31, 2016 due primarily to a decrease in installment loans.

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥34,215	¥30,153	¥ (4,062)	(12)
Operating leases	25,461	25,626	165	1
Services income	35,744	40,595	4,851	14
Sales of goods and real estate, and other	11,730	6,605	(5,125)	(44)

Total Segment Revenues	107,150	102,979	(4,171)	(4)

Interest expense	7,214	6,032	(1,182)	(16)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(676)	(76)	600	—
Other	58,968	62,057	3,089	5

Total Segment Expenses	65,506	68,013	2,507	4

Segment Operating Income	41,644	34,966	(6,678)	(16)

Equity in Net income (Loss) of Affiliates, and others	774	3,066	2,292	296

Segment Profits	¥42,418	¥38,032	¥(4,386)	(10)

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥431,603	¥433,929	¥2,326	1
Installment loans	411,824	398,558	(13,266)	(3)
Investment in operating leases	28,695	30,114	1,419	5
Investment in securities	36,542	34,773	(1,769)	(5)
Property under facility operations	11,294	13,034	1,740	15
Inventories	53	51	(2)	(4)
Advances for investment in operating leases	1,737	80	(1,657)	(95)
Investment in affiliates	22,755	18,392	(4,363)	(19)
Advances for property under facility operations	304	139	(165)	(54)
Goodwill and other intangible assets acquired in business combinations	105,060	103,082	(1,978)	(2)

Total Segment Assets	¥1,049,867	¥1,032,152	¥(17,715)	(2)

Maintenance Leasing Segment

This segment consists of automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing.

While demand in corporate capital investment has been gradually increasing, concerns about uncertainty in the domestic and overseas economic outlook has deterred new investment. The volume of new auto-leases in Japan increased slightly compared to fiscal 2016.

Segment revenues remained flat at ¥270,615 million during fiscal 2017 compared to during fiscal 2016 due to less gains on sales in operating leases revenues, offsetting an increase in finance revenues.

Segment expenses increased due primarily to increases in costs of operating leases in line with increased average investment asset balance in the auto-business and selling, general and administrative expenses. As a result, segment profits decreased 7% to ¥39,787 million during fiscal 2017 compared to ¥42,935 million during fiscal 2016.

Segment assets increased 3% to ¥752,513 million as of March 31, 2017 compared to March 31, 2016 due primarily to an increase in new auto-leases in the auto-business.

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥12,067	¥13,029	¥962	8
Operating leases	188,815	187,219	(1,596)	(1)
Services income	66,841	66,314	(527)	(1)
Sales of goods and real estate, and other	3,939	4,053	114	3

Total Segment Revenues	271,662	270,615	(1,047)	(0)

Interest expense	3,545	3,360	(185)	(5)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	27	258	231	856
Other	225,148	227,178	2,030	1

Total Segment Expenses	228,720	230,796	2,076	1

Segment Operating Income	42,942	39,819	(3,123)	(7)

Equity in Net income (Loss) of Affiliates, and others	(7)	(32)	(25)	—

Segment Profits	¥42,935	¥39,787	¥(3,148)	(7)

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥245,257	¥277,480	¥32,223	13
Investment in operating leases	481,031	469,824	(11,207)	(2)
Investment in securities	1,214	1,322	108	9
Property under facility operations	718	803	85	12
Inventories	374	445	71	19
Advances for investment in operating leases	314	335	21	7
Investment in affiliates	1,996	1,880	(116)	(6)
Goodwill and other intangible assets acquired in business combinations	425	424	(1)	(0)

Total Segment Assets	¥731,329	¥752,513	¥21,184	3

Real Estate Segment

This segment consists of real estate development and rental, facility operation, REIT asset management, and real estate investment advisory services.

Land prices remain high and vacancy rates in the Japanese office building market continue to show improvements, especially in the Greater Tokyo Area due primarily to the quantitative easing policies implemented by the Bank of Japan, including the low interest rate. However, we are also seeing a trend where sales prices of condominiums are no longer increasing. Changes in tourism style such as uses of vacation rentals are affecting hotels and Japanese inns’ operation.

Segment revenues increased 11% to ¥212,050 million during fiscal 2017 compared to ¥191,540 million during fiscal 2016 due primarily to an increase in gains on sales of rental properties, which are included in operating leases revenues.

Segment expenses decreased compared to fiscal 2016 due primarily to a decrease in costs of operating leases in line with a decrease in assets and write-downs of long-lived assets.

As a result of the foregoing, segment profits increased 70% to ¥72,841 million during fiscal 2017 compared to ¥42,902 million during fiscal 2016.

Segment assets decreased 11% to ¥657,701 million as of March 31, 2017 compared to March 31, 2016 due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties.

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥6,720	¥2,319	¥(4,401)	(65)
Operating leases	60,253	88,153	27,900	46
Services income	110,630	112,624	1,994	2
Sales of goods and real estate, and other	13,937	8,954	(4,983)	(36)

Total Segment Revenues	191,540	212,050	20,510	11

Interest expense	4,676	3,085	(1,591)	(34)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	8,338	3,386	(4,952)	(59)
Other	141,609	136,629	(4,980)	(4)

Total Segment Expenses	154,623	143,100	(11,523)	(7)

Segment Operating Income	36,917	68,950	32,033	87

Equity in Net income (Loss) of Affiliates, and others	5,985	3,891	(2,094)	(35)

Segment Profits	¥42,902	¥72,841	¥29,939	70

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥21,541	¥27,523	¥5,982	28
Installment loans	5,821	0	(5,821)	—
Investment in operating leases	375,050	298,184	(76,866)	(20)
Investment in securities	5,861	3,552	(2,309)	(39)
Property under facility operations	177,510	185,023	7,513	4
Inventories	3,597	2,567	(1,030)	(29)
Advances for investment in operating leases	38,486	18,634	(19,852)	(52)
Investment in affiliates	91,010	99,347	8,337	9
Advances for property under facility operations	8,829	11,196	2,367	27
Goodwill and other intangible assets acquired in business combinations	11,887	11,675	(212)	(2)

Total Segment Assets	¥739,592	¥657,701	¥(81,891)	(11)

Investment and Operation Segment

This segment consists of environment and energy business, principal investment, loan servicing (asset recovery), and concession business.

Investment in infrastructure, especially energy infrastructure, is diversifying in Japan. In the energy business, among renewable energy, investment is expanding beyond solar power to wind and geothermal power. In addition, business structures are also diversifying. In infrastructure investment markets, the use of private funds is expanding in the public facilities management. In emerging countries, infrastructure demand is growing rapidly with economic growth, and Japanese companies are expected to increase infrastructure investment. In the capital markets, the number of mergers and acquisitions by Japanese companies has remained high.

Segment revenues increased 24% to ¥1,271,973 million during fiscal 2017 compared to ¥1,028,355 million during fiscal 2016 due to increases in sales of goods and services income from the environment and energy business and subsidiaries in the principal investment business.

Segment expenses increased compared to fiscal 2016 due to an increase in expenses in line with the aforementioned revenues expansion and recognition of write-downs of securities.

As a result of the foregoing and the recognition of gains on sales of shares of subsidiaries and affiliates, and the recognition of a bargain purchase gain from the acquisition of a subsidiary, segment profits increased 49% to ¥85,000 million during fiscal 2017 compared to ¥57,220 million during fiscal 2016.

Segment assets increased 9% to ¥768,675 million as of March 31, 2017 compared to March 31, 2016 due primarily to an increase in property under facility operations in the environment and energy business.

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥12,625	¥10,680	¥(1,945)	(15)
Gains on investment securities and dividends	10,270	12,961	2,691	26
Sales of goods and real estate	718,902	938,438	219,536	31
Services income	277,163	299,709	22,546	8
Operating leases, and other	9,395	10,185	790	8

Total Segment Revenues	1,028,355	1,271,973	243,618	24

Interest expense	3,539	4,870	1,331	38
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(424)	6,760	7,184	—
Other	980,121	1,212,681	232,560	24

Total Segment Expenses	983,236	1,224,311	241,075	25

Segment Operating Income	45,119	47,662	2,543	6

Equity in Net income (Loss) of Affiliates, and others	12,101	37,338	25,237	209

Segment Profits	¥57,220	¥85,000	¥27,780	49

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥21,133	¥26,016	¥4,883	23
Installment loans	75,996	56,435	(19,561)	(26)
Investment in operating leases	24,378	25,434	1,056	4
Investment in securities	71,705	51,474	(20,231)	(28)
Property under facility operations	130,568	187,674	57,106	44
Inventories	98,016	112,798	14,782	15
Advances for investment in operating leases	404	1,237	833	206
Investment in affiliates	108,237	71,481	(36,756)	(34)
Advances for property under facility operations	38,628	55,180	16,552	43
Goodwill and other intangible assets acquired in business combinations	135,091	180,946	45,855	34

Total Segment Assets	¥704,156	¥768,675	¥64,519	9

Retail Segment

This segment consists of life insurance, banking and card loan business.

The life insurance business in Japan is currently affected by macroeconomic factors such as domestic population decline. However, we are seeing a rise in demand for medical insurance and an increasing number of companies developing new products in response. On the other hand, we are also seeing suspensions of the sales of certain products and an increase in insurance premiums on new contracts due primarily to the Bank of Japan’s negative interest rate policy. In the card loan business for individuals, banks and other lenders are expanding their assets and competition in the lending business continues to intensify in the current low interest rate environment.

Segment revenues increased 45% to ¥368,665 million during fiscal 2017 compared to ¥254,289 million during fiscal 2016 mainly due to increases in insurance premiums in line with an increase in new insurance contracts and investment income in ORIX Life Insurance, and an improvement in investment income from assets under variable annuity and variable life insurance contracts originally held by HLIKK compared to fiscal 2016 year during which investment income decreased due to deterioration of the market environment.

Segment expenses increased compared to fiscal 2016 due to an increase in a provision of liability reserve in line with the aforementioned increase in new insurance contracts and the improvement in investment income from assets under variable annuity and variable life insurance contracts.

As a result of the foregoing, segment profits increased 41% to ¥72,865 million during fiscal 2017 compared to ¥51,756 million during fiscal 2016.

Segment assets decreased 5% to ¥3,291,631 million as of March 31, 2017 compared to March 31, 2016 due primarily to sales of investment in securities at ORIX Life Insurance as well as the surrender of variable annuity and variable life insurance contracts originally held by HLIKK, offsetting an increase in installment loans in the banking business.

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥55,318	¥59,177	¥3,859	7
Life insurance premiums and related investment income	190,805	297,886	107,081	56
Services income, and other	8,166	11,602	3,436	42

Total Segment Revenues	254,289	368,665	114,376	45

Interest expense	4,654	4,041	(613)	(13)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	7,370	10,109	2,739	37
Other	191,304	281,663	90,359	47

Total Segment Expenses	203,328	295,813	92,485	45

Segment Operating Income	50,961	72,852	21,891	43

Equity in Net income (Loss) of Affiliates, and others	795	13	(782)	(98)

Segment Profits	¥51,756	¥72,865	¥21,109	41

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥1,198	¥518	¥(680)	(57)
Installment loans	1,496,407	1,718,655	222,248	15
Investment in operating leases	52,359	46,243	(6,116)	(12)
Investment in securities	1,893,631	1,509,180	(384,451)	(20)
Investment in affiliates	911	810	(101)	(11)
Goodwill and other intangible assets acquired in business combinations	18,266	16,225	(2,041)	(11)

Total Segment Assets	¥3,462,772	¥3,291,631	¥(171,141)	(5)

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, asset management and ship- and aircraft-related operations.

The economy of the United States has been on a continuing trend of recovery with improvements in employment and income. The economy of Europe has picked up moderately, the Chinese economy is still in a correction phase and the economies of emerging and resource-rich countries have bottomed out. Although interest rates remain low worldwide, the prospect of rising interest rates has been strong in the United States. The asset management industry is expected to increase AuM due to the increase in pension assets and the high-income class population over the mid- and long-term. Also, the aviation industry is expected to continue to expand its market size against the backdrop of increasing passenger demand mainly in emerging countries. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

Segment revenues decreased 13% to ¥458,912 million during fiscal 2017 compared to ¥526,008 million during fiscal 2016 due to decreases in services income resulting primarily from the deconsolidation of Houlihan Lokey Inc. (hereinafter, “HL”) in line with the partial divestment of its shares in fiscal 2016, and decreases in sales of goods due to a sale of a subsidiary during fiscal 2017, despite an increase in finance revenues from the Americas and in Asia.

Segment expenses decreased compared to fiscal 2016 due primarily to the deconsolidation of HL.

As a result of the foregoing and due to the recognition of a gain on the partial divestment of HL shares in fiscal 2016 and the impact from strong yen, despite gains on sales of subsidiaries and affiliates in the Americas, segment profits decreased 21% to ¥112,312 million during fiscal 2017 compared to ¥142,879 million during fiscal 2016.

Segment assets increased 7% to ¥2,454,200 million as of March 31, 2017 compared to March 31, 2016 due to increases in installment loans in Asia and the Americas and investment in securities in the Americas as well as an increase in investment in operating leases of aircraft-related operations.

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥75,004	¥81,251	¥6,247	8
Gains on investment securities and dividends	16,113	13,334	(2,779)	(17)
Operating leases	91,973	88,474	(3,499)	(4)
Services income	250,085	216,720	(33,365)	(13)
Sales of goods and real estate, and other	92,833	59,133	(33,700)	(36)

Total Segment Revenues	526,008	458,912	(67,096)	(13)

Interest expense	33,356	36,535	3,179	10
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	16,226	18,215	1,989	12
Other	402,568	332,024	(70,544)	(18)

Total Segment Expenses	452,150	386,774	(65,376)	(14)

Segment Operating Income	73,858	72,138	(1,720)	(2)

Equity in Net income (Loss) of Affiliates, and others	69,021	40,174	(28,847)	(42)

Segment Profits	¥142,879	¥112,312	¥(30,567)	(21)

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥351,010	¥357,732	¥6,722	2
Installment loans	407,870	457,393	49,523	12
Investment in operating leases	375,401	420,207	44,806	12
Investment in securities	383,227	465,899	82,672	22
Property under facility operations	23,762	29,705	5,943	25
Inventories	37,782	1,811	(35,971)	(95)
Advances for investment in operating leases	5,302	9,024	3,722	70
Investment in affiliates	305,674	332,154	26,480	9
Advances for property under facility operations	39	39	0	0
Goodwill and other intangible assets acquired in business combinations	394,666	380,236	(14,430)	(4)

Total Segment Assets	¥2,284,733	¥2,454,200	¥169,467	7

Revenues, New Business Volumes and Investments

Finance revenues

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥200,889	¥200,584	¥(305)	(0)

Finance revenues remained flat at ¥200,584 million for fiscal 2017 from fiscal 2016 primarily due to an impact from strong yen and recognition of a gain on sales of assets under financing leases during the previous fiscal year, offset an increase in revenues from installment loans due to an increase in the average balance of installment loans.

Direct financing leases

	As of and for the year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Direct financing leases:
New equipment acquisitions	¥527,575	¥512,740	¥(14,835)	(3)
Japan	329,691	312,788	(16,903)	(5)
Overseas	197,884	199,952	2,068	1
Investment in direct financing leases	1,190,136	1,204,024	13,888	1

New equipment acquisitions related to direct financing leases decreased 3% to ¥512,740 million compared to fiscal 2016. In Japan, new equipment acquisitions decreased 5% in fiscal 2017 compared to fiscal 2016, and overseas, new equipment acquisitions increased 1% in fiscal 2017 compared to fiscal 2016.

Investment in direct financing leases as of March 31, 2017 increased 1% to ¥1,204,024 million compared to March 31, 2016 due to increases in new equipment acquisitions in the auto-business and overseas subsidiaries.

As of March 31, 2017, no single lessee represented more than 1% of the balance of direct financing leases. As of March 31, 2017, 70% of our direct financing leases were to lessees in Japan, while 30% were to overseas lessees. Approximately 7% of our direct financing leases were to lessees in Hong Kong and approximately 5% of our direct financing leases were to lessees in Malaysia. No other overseas country represented more than 5% of our total portfolio of direct financing leases.

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Transportation equipment	¥455,556	¥496,335	¥40,779	9
Industrial equipment	268,208	244,606	(23,602)	(9)
Electronics	159,991	158,726	(1,265)	(1)
Information-related and office equipment	102,161	102,078	(83)	(0)
Commercial services equipment	54,090	54,389	299	1
Other	150,130	147,890	(2,240)	(1)

Total	¥1,190,136	¥1,204,024	¥13,888	1

For further information, see Note 5 of “Item 18. Financial Statements.”

Installment loans

	As of and for the year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,102,279	¥1,309,488	¥207,209	19
Japan	808,075	972,361	164,286	20
Overseas	294,204	337,127	42,923	15
Installment loans	2,592,233	2,815,706	223,473	9

Note:	The balance of installment loans related to our life insurance operations is included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New loans added increased 19% to ¥1,309,488 million compared to fiscal 2016. In Japan, new loans added increased 20% to ¥972,361 million in fiscal 2017 as compared to fiscal 2016 due to an increase in housing loans, and overseas, new loans added increased 15% to ¥337,127 million compared to fiscal 2016 due to increased lending activity in the Americas and Asia.

The balance of installment loans as of March 31, 2017 increased 9% to ¥2,815,706 million compared to March 31, 2016 due to increase of housing loans and card loans.

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥1,122,088	¥1,261,571	¥139,483	12
Card loans	260,533	270,007	9,474	4
Other	23,466	28,668	5,202	22

Subtotal	1,406,087	1,560,246	154,159	11

Corporate borrowers in Japan
Real estate companies	230,001	270,965	40,964	18
Non-recourse loans	19,951	12,758	(7,193)	(36)
Commercial, industrial and other companies	365,371	340,050	(25,321)	(7)

Subtotal	615,323	623,773	8,450	1

Overseas
Non-recourse loans	61,260	75,968	14,708	24
Commercial, industrial companies and other	479,039	530,924	51,885	11

Subtotal	540,299	606,892	66,593	12

Purchased loans*	30,524	24,795	(5,729)	(19)

Total	¥2,592,233	¥2,815,706	¥223,473	9

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

As of March 31, 2017, ¥11,524 million, or 1%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.

As of March 31, 2017, ¥340,398 million, or 12%, of the balance of installment loans were to real estate companies in Japan and overseas. Of this amount, ¥7,212 million, or 0.3% were loans individually evaluated for impairment. We recognized an allowance of ¥1,638 million on these impaired loans. As of March 31, 2017, we had installment loans outstanding in the amount of ¥95,926 million, or 3% of the balance of installment loans, to companies in the entertainment industry. Of this amount, ¥1,736 million, or 0.1% were loans individually evaluated for impairment. We recognized an allowance of ¥637 million on these impaired loans.

The balance of installment loans to consumer borrowers in Japan as of March 31, 2017 increased 11% to ¥1,560,246 million compared to the balance as of March 31, 2016, primarily due to an increase in the balance of housing loans. The balance of installment loans to corporate borrowers in Japan as of March 31, 2017 increased 1%, to ¥623,773 million, compared to the balance as of March 31, 2016, primarily due to an increase in the balance of loans to real estate companies. The balance of installment loans overseas, as of March 31, 2017 increased 12%, to ¥606,892 million, compared to the balance as of March 31, 2016, primarily due to increased lending activity in the Americas.

For further information, see Note 7 of “Item 18. Financial Statements.”

Asset quality

Direct financing leases

	As of March 31,
	2016	2017
	(Millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥12,556	¥11,600
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	1.06%	0.96%
Provision as a percentage of average balance of investment in direct financing leases*	0.23%	0.12%
Allowance for direct financing leases	¥13,380	¥10,537
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	1.12%	0.88%
The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases	0.34%	0.34%

*	Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due direct financing leases decreased ¥956 million to ¥11,600 million as of March 31, 2017 compared to March 31, 2016. As a result, the ratio of 90+ days past-due direct financing leases decreased 0.10% from March 31, 2016 to 0.96%.

We believe that the ratio of allowance for doubtful receivables to the balance of investment in direct financing leases provides a reasonable indication that our allowance for doubtful receivables was appropriate as of March 31, 2017 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•

all lease contracts are secured by collateral consisting of the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the collateral.

Loans not individually evaluated for impairment

	As of March 31,
	2016	2017
	(Millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥8,178	¥9,722
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.32%	0.35%
Provision as a percentage of average balance of installment loans not individually evaluated for impairment*	0.42%	0.78%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥24,158	¥28,622
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.96%	1.04%
The ratio of charge-offs as a percentage of the average balance of loans not individually evaluated for impairment	0.37%	0.54%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated and evaluated as a homogeneous group for impairment due to their individual significancy increased ¥1,544 million to ¥9,722 million as of March 31, 2017 compared to March 31, 2016.

	As of March 31,
	2016	2017
	(Millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥2,267	¥1,685
Card loans	657	1,346
Other	3,452	6,160

Subtotal	6,376	9,191

Overseas
Housing loans	1,802	531

Total	¥8,178	¥9,722

We recognize allowance for housing loans, card loans and other loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate. We determine the allowance for our other items on the basis of past loss experience, general economic conditions and the current portfolio composition.

Loans individually evaluated for impairment

	As of March 31,
	2016	2017
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥73,593	¥59,025
Impaired loans requiring an allowance	58,992	52,501
Allowance for loans individually evaluated for impairment*	22,533	20,068

*	The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥1,369 million of reversal in fiscal 2016 and ¥879 million in fiscal 2017, and charge-off of impaired loans was ¥4,527 million in fiscal 2016 and ¥3,508 million in fiscal 2017. New provision for probable loan losses increased ¥2,248 million compared to fiscal 2016. Charge-off of impaired loans decreased ¥1,019 million compared to fiscal 2016.

The table below sets forth the outstanding balance of impaired loans by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment.

	As of March 31,
	2016	2017
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan
Housing loans	¥4,511	¥4,243
Card loans	4,123	4,102
Other	4,916	7,903

Subtotal	13,550	16,248

Corporate borrowers in Japan
Real estate companies	8,612	7,212
Non-recourse loans	5,068	203
Commercial, industrial and other companies	17,477	11,467

Subtotal	31,157	18,882

Overseas
Non-recourse loans	5,989	5,829
Commercial, industrial companies and other	11,884	10,623

Subtotal	17,873	16,452

Purchased loans	11,013	7,443

Total	¥73,593	¥59,025

For further information, see Note 8 of “Item 18. Financial Statements.”

Provision for doubtful receivables and probable loan losses

We recognize provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥72,326	¥60,071	¥(12,255)	(17)
Direct financing leases	15,204	13,380	(1,824)	(12)
Loans not individually evaluated for impairment	22,743	24,158	1,415	6
Loans individually evaluated for impairment	34,379	22,533	(11,846)	(34)
Provision (reversal)	11,717	22,667	10,950	93
Direct financing leases	2,787	1,372	(1,415)	(51)
Loans not individually evaluated for impairment	10,299	20,416	10,117	98
Loans individually evaluated for impairment	(1,369)	879	2,248	—
Charge-offs (net)	(17,504)	(21,822)	(4,318)	25
Direct financing leases	(4,062)	(4,056)	6	(0)
Loans not individually evaluated for impairment	(8,915)	(14,258)	(5,343)	60
Loans individually evaluated for impairment	(4,527)	(3,508)	1,019	(23)
Other*	(6,468)	(1,689)	4,779	(74)
Direct financing leases	(549)	(159)	390	(71)
Loans not individually evaluated for impairment	31	(1,694)	(1,725)	—
Loans individually evaluated for impairment	(5,950)	164	6,114	—
Ending balance	60,071	59,227	(844)	(1)
Direct financing leases	13,380	10,537	(2,843)	(21)
Loans not individually evaluated for impairment	24,158	28,622	4,464	18
Loans individually evaluated for impairment	22,533	20,068	(2,465)	(11)

*	Other mainly includes foreign currency translation adjustments and others.

For further information, see Note 8 of “Item 18. Financial Statements.”

Investment in Securities

	As of and for the year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥898,230	¥489,357	¥(408,873)	(46)
Japan	766,016	354,120	(411,896)	(54)
Overseas	132,214	135,237	3,023	2
Investment in securities	2,344,792	2,026,512	(318,280)	(14)

Note:	The balance of investment in securities related to our life insurance operations are included in investment in securities in our consolidated balance sheets; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New securities added decreased 46% to ¥489,357 million in fiscal 2017 compared to fiscal 2016. New securities added in Japan decreased 54% in fiscal 2017 compared to fiscal 2016 primarily due to a decrease in investments in corporate debt securities. New securities added overseas increased 2% in fiscal 2017 compared to fiscal 2016.

The balance of our investment in securities as of March 31, 2017 decreased 14% to ¥2,026,512 million compared to March 31, 2016.

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥725,821	¥569,074	¥(156,747)	(22)
Available-for-sale securities	1,347,890	1,165,417	(182,473)	(14)
Held-to-maturity securities	114,858	114,400	(458)	0
Other securities	156,223	177,621	21,398	14

Total	¥2,344,792	¥2,026,512	¥(318,280)	(14)

Investments in trading securities decreased 22% in March 31, 2017 compared to March 31, 2016 primarily due to a decrease in the assets under management of variable annuity and variable life insurance contracts. Investments in available-for-sale securities decreased 14% in March 31, 2017 compared to March 31, 2016. Held-to-maturity securities mainly consist of our life insurance business’s investment in Japanese government bonds. Other securities increased 14% in March 31, 2017 compared to March 31, 2016 mainly due to an increase in investment funds.

For further information, see Note 9 of “Item 18. Financial Statements.”

Gains on investment securities and dividends

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities	¥31,134	¥27,233	¥(3,901)	(13)
Dividends income, other	4,652	3,095	(1,557)	(33)

Total	¥35,786	¥30,328	¥(5,458)	(15)

Note:	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.

Gains on investment securities and dividends decreased 15% to ¥30,328 million in fiscal 2017 compared to fiscal 2016 mainly due to a decrease in net gains on investment securities. Net gains on investment securities decreased 13% to ¥27,233 million in fiscal 2017 compared to fiscal 2016 mainly due to a decrease in gains on the sale of shares. Dividend income, other decreased 33% to ¥3,095 million in fiscal 2017 compared to fiscal 2016.

As of March 31, 2017, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥51,905 million, compared to ¥81,231 million as of March 31, 2016. As of March 31, 2017, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥6,244 million, compared to ¥16,654 million as of March 31, 2016.

For further information, see Note 22 of “Item 18. Financial Statements.”

Operating leases

	As of and for the year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥373,910	¥398,655	¥24,745	7
Costs of operating leases	245,069	243,537	(1,532)	(1)
New equipment acquisitions	463,770	401,913	(61,857)	(13)
Japan	195,170	207,759	12,589	6
Overseas	268,600	194,154	(74,446)	(28)
Investment in operating leases	1,349,199	1,313,164	(36,035)	(3)

Revenues from operating leases in fiscal 2017 increased 7% to ¥398,655 million compared to fiscal 2016 primarily due to an increase in gains on sales of real estate leasing, which are included in operating leases revenues, partially offset by a decrease in gains on sales in operating leases revenues in the auto-business. In fiscal 2016 and 2017, gains from the disposition of operating lease assets were ¥38,340 million and ¥69,265 million, respectively.

Costs of operating leases decreased 1% to ¥243,537 million in fiscal 2017 compared to fiscal 2016 primarily due to a decrease in costs from real estate leasing, despite an increase in depreciation expenses resulting from a year on year increase in the average balance of investment in the auto-business.

New equipment acquisitions related to operating leases decreased 13% to ¥401,913 million in fiscal 2017 compared to fiscal 2016 primarily due to a decrease in purchases of aircraft overseas.

Investment in operating leases as of March 31, 2017 decreased 3% to ¥1,313,164 million compared to as of March 31, 2016.

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥755,425	¥788,676	¥33,251	4
Measuring and information-related equipment	90,208	86,682	(3,526)	(4)
Real estate	472,021	404,427	(67,594)	(14)
Other	7,935	10,158	2,223	28
Accrued rental receivables	23,610	23,221	(389)	(2)

Total	¥1,349,199	¥1,313,164	¥(36,035)	(3)

Investment in transportation equipment operating leases as of March 31, 2017 increased 4% to ¥788,676 million compared to as of March 31, 2016 primarily due to an increase in new equipment acquisitions in the auto-business. Investment in real estate operating leases as of March 31, 2017 decreased 14% to ¥404,427 million compared to as of March 31, 2016, primarily due to sales of real estate in Japan.

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

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥209,120	¥247,427	¥38,307	18
Life insurance-related investment income (loss)	(19,699)	48,513	68,212	—

Total	¥189,421	¥295,940	¥106,519	56

Life insurance costs	¥121,282	¥200,158	¥78,876	65

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income (loss):
Net income(loss) on investment securities	¥(22,003)	¥57,715	¥79,718	—
Gains (losses) recognized in income on derivative	1,633	(10,568)	(12,201)	—
Interest on loans, income on real estate under operating leases, and others	671	1,366	695	104

Total	¥(19,699)	¥48,513	¥68,212	—

Life insurance premiums and related investment income increased 56% to ¥295,940 million in fiscal 2017 compared to fiscal 2016.

Life insurance premiums increased 18% to ¥247,427 million in fiscal 2017 compared to fiscal 2016 due to an increase in the number of policies in force.

Life insurance-related investment income was gains of ¥48,513 million in fiscal 2017 compared to losses of ¥19,699 million in fiscal 2016 due to an increase in net income on investment securities. Net income on investment securities increased due to gains on sales of JGBs and a significant increase in investment income from variable annuity and variable life insurance contracts held by HLIKK, caused by the significant market improvement in fiscal 2017. On the other hand, net gains or losses from derivative contracts held to economically hedge the minimum guarantee risk relating to these variable annuity and variable life insurance contracts decreased. In addition, interest on loans, income on real estate under operating leases, and others increased.

Life insurance costs increased 65% to ¥200,158 million in fiscal 2017 compared to fiscal 2016 due to an increase in the number of policies in force and a provision of liability reserve in line with the aforementioned increase in investment income from variable annuity and variable life insurance contracts held by HLIKK.

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investments by life insurance operations:
Trading securities	¥704,313	¥547,850	¥(156,463)	(22)
Available-for-sale debt securities	711,303	567,741	(143,562)	(20)
Available-for-sale equity securities	18,873	13,341	(5,532)	(29)
Held-to-maturity securities	114,564	114,400	(164)	(0)
Other securities	6	438	432	—

Total investment in securities	1,549,059	1,243,770	(305,289)	(20)

Installment loans, real estate under operating leases and other investments	69,020	58,215	(10,805)	(16)

Total	¥1,618,079	¥1,301,985	¥(316,094)	(20)

Investment in securities as of March 31, 2017 decreased 20% to ¥1,243,770 million compared to as of March 31, 2016 due to a decrease in trading securities as a result of surrender of variable annuity and variable life insurance contracts held by HLIKK, and available-for-sale debt securities decreased due to sales of JGBs.

For further information, see Note 23 of “Item 18. Financial Statements.”

Sales of goods and real estate, Inventories

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Sales of goods and real estate, Inventories:
Sales of goods and real estate	¥834,010	¥1,015,249	¥181,239	22
Costs of goods and real estate sold	748,259	928,794	180,535	24
Inventories	139,950	117,863	(22,087)	(16)

Sales of goods and real estate increased 22% to ¥1,015,249 million compared to fiscal 2016 due to an increase in gains on sales of goods.

Costs of goods and real estate sold increased 24% to ¥928,794 million compared to fiscal 2016 due to an increase in expenses in costs of goods. We recorded ¥168 million and ¥916 million of write-downs for fiscal 2016 and 2017, respectively. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.

Inventories as of March 31, 2017 decreased 16% to ¥117,863 million compared to as of March 31, 2016.

For further information, see Note 24 of “Item 18. Financial Statements.”

Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations
Services income	¥735,186	¥737,903	¥2,717	0
Services expense	445,387	451,277	5,890	1
New assets added	164,500	162,476	(2,024)	(1)
Japan	163,932	155,180	(8,752)	(5)
Overseas	568	7,296	6,728	—
Property under Facility Operations	327,016	398,936	71,920	22

Services income remained flat at ¥737,903 million in fiscal 2017 as compared to fiscal 2016 primarily solid contributions of the environment and energy business, in spite of sales of subsidiaries.

Services expense increased 1% to ¥451,277 million in fiscal 2017 as compared to fiscal 2016 mainly resulting from the recognition of expenses from the environment and energy business.

New assets added for other operating transactions include property under facility operations and real estate for sale, such as residential condominiums. New assets added for other operating transactions were down 1% to ¥162,476 million in fiscal 2017 as compared to fiscal 2016 despite purchases of electric power facilities and completion of property under facility operations.

Property under facility operations as of March 31, 2017 increased 22% to ¥398,936 million compared to as of March 31, 2016 due to purchases of electric power facilities and the newly acquired subsidiaries.

For further information, see Note 25 of “Item 18. Financial Statements.”

Expenses

Interest expense

Interest expense remained relatively flat in fiscal 2017 at ¥72,910 million as compared to ¥72,821 million in fiscal 2016. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2017 increased 1 % to ¥5,753,059 million compared to ¥5,685,014 million as of March 31, 2016.

The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, decreased to 0.5 % in fiscal 2017, from 0.6 % in fiscal 2016. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, increased to 2.8% in fiscal 2017, from 2.7% in fiscal 2016. For more information regarding our interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our outstanding debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”

Other (income) and expense, net

Other (income) and expense, net included a net income of ¥3,729 million during fiscal 2016 and a net income of ¥4,396 million during fiscal 2017. Foreign currency transaction losses (gains) included in other (income) and expense, net included losses of ¥1,850 million in fiscal 2017 as compared to gains of ¥27 million in fiscal 2016. We recognized impairment losses on goodwill and other intangible assets included in other (income) and expense, net in the amount of ¥3,196 million in fiscal 2017 compared to ¥325 million of impairment losses on goodwill and other intangible assets during fiscal 2016. For further information on our goodwill and other intangible assets, see Note 13 of “Item 18. Financial Statements.”

Selling, general and administrative expenses

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥246,909	¥236,818	¥(10,091)	(4)
Selling expenses	70,379	76,729	6,350	9
Administrative expenses	100,294	99,819	(475)	(0)
Depreciation of office facilities	5,110	5,380	270	5

Total	¥422,692	¥418,746	¥(3,946)	(1)

Employee salaries and other personnel expenses accounted for 57% of selling, general and administrative expenses in fiscal 2017, and the remaining portion consists of other expenses, such as rent for office space, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2017 decreased 1% year on year mainly due to the deconsolidation of Houlihan Lokey, despite an increase in the number of consolidated subsidiaries.

Write-downs of long-lived assets

As a result of impairment reviews we performed in fiscal 2017 for long-lived assets in Japan and overseas, such as golf courses, office buildings, commercial facilities other than office buildings, condominiums, and land undeveloped or under construction, write-downs of long-lived assets decreased 32% to ¥9,134 million in fiscal 2017 compared to fiscal 2016. These write-downs, which are reflected as write-downs of long-lived assets, consisted of impairment losses of ¥1,307 million on six office buildings, ¥3,398 million on eight commercial facilities other than office buildings, ¥386 million on two condominiums, ¥786 million on five parcels of lands undeveloped or under construction, and ¥3,257 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-downs of other long-lived assets in fiscal 2017 include write-downs of ¥1,156 million of two aircraft. For further information, see Note 26 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs of securities in fiscal 2017 were mainly for marketable equity securities. In fiscal 2017, write-downs of securities increased 46% to ¥6,608 million in fiscal 2017 compared to ¥4,515 million in fiscal 2016. For further information, see Note 9 of “Item 18. Financial Statements.”

Equity in net income of affiliates

Equity in net income of affiliates decreased in fiscal 2017 to ¥26,520 million compared to ¥45,694 million in fiscal 2016 primarily due to less contributions from investment in affiliates in the Americas as compared to fiscal 2016. For further information, see Note 12 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation losses, net

Gains on sales of subsidiaries and affiliates and liquidation losses, net increased to ¥63,419 million in fiscal 2017 as compared to ¥57,867 million in fiscal 2016, due to the favorable profit from sales in the Americas in fiscal 2016 and 2017 and the favorable profit from sales in Japan in fiscal 2017. For further information, see Note 3 of “Item 18. Financial Statements.”

Bargain Purchase Gain

We recognized a bargain purchase gain of ¥5,802 million associated with one of the acquisitions in fiscal 2017 compared to no bargain purchase gain in fiscal 2016. For further information, see Note 3 of “Item 18. Financial Statements.”

Provision for income taxes

Provision for income taxes increased to ¥144,039 million in fiscal 2017 as compared to ¥120,312 million in fiscal 2016 primarily due to higher income before income taxes and discontinued operations. For discussion of income taxes, see Note 16 of “Item 18. Financial Statements.”

Discontinued operations

In fiscal 2017, there was no income or loss from discontinued operations. For further information, see Note 27 of “Item 18. Financial Statements.”

Net income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net income attributable to the noncontrolling interests in fiscal 2017 was ¥7,255 million, compared to ¥10,002 million in fiscal 2016.

Net income attributable to the redeemable noncontrolling interests

Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. Net income attributable to the redeemable noncontrolling interests in fiscal 2017 was ¥432 million, compared to ¥819 million in fiscal 2016. For further information, see Note 18 of “Item 18. Financial Statements.”

YEAR ENDED MARCH 31, 2016 COMPARED TO YEAR ENDED MARCH 31, 2015

Performance Summary

Financial Results

		Year ended March 31,		Change
		2015	2016	Amount	Percent (%)
		(Millions of yen, except ratios, per Share data and percentages)
	Total revenues	¥2,174,283	¥2,369,202	¥194,919	9
	Total expenses	1,917,454	2,081,461	164,007	9
	Income before Income Taxes and Discontinued Operations	344,017	391,302	47,285	14
	Net Income Attributable to ORIX Corporation Shareholders	234,948	260,169	25,221	11
Earnings per Share	(Basic)	179.47	198.73	19.26	11
	(Diluted)	179.21	198.52	19.31	11
	ROE*[1]	11.5	11.7	0.2	—
	ROA*[2,3]	2.29	2.32	0.03	—

*[1]	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
*[2]	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.
*[3]

The amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

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

Total expenses for fiscal 2016 increased 9% to ¥2,081,461 million compared to ¥1,917,454 million during fiscal 2015. Costs of goods and real estate sold increased in line with the aforementioned revenue increases. On the other hand, life insurance costs decreased due to a reversal of liability reserve in line with the aforementioned decrease in investment income from variable annuity and variable life insurance contracts held by HLIKK. In addition, write-downs of long-lived assets decreased compared to fiscal 2015 in which an impairment of large-scale properties under facility operation and leased real estate was recorded.

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

Balance Sheet data

	As of March 31,				Change
	2015		2016		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets*[1]	¥11,439,874		¥10,992,918		¥(446,956)		(4)
(Segment assets)	9,170,249		8,972,449		(197,800)		(2)
Total Liabilities*[1]	9,054,902		8,512,632		(542,270)		(6)
(Long- and Short-term debt)*[1]	4,413,976		4,286,542		(127,434)		(3)
(Deposits)	1,287,380		1,398,472		111,092		9
ORIX Corporation Shareholders’ Equity	2,152,198		2,310,431		158,233		7
ORIX Corporation Shareholders’ Equity per share	1,644.60		1,764.34		119.74		7
ORIX Corporation Shareholders’ Equity ratio*[1]	18.8%		21.0%		2.2%		—
D/E ratio (Debt-to-equity ratio) (Long- and Short-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)*[1]	2.1	x	1.9	x	(0.2	)x	—

*[1]

The amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

*[2]	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.

Total assets decreased 4% to ¥10,992,918 million compared to ¥11,439,874 million as of March 31, 2015. Installment loans increased due primarily to an increase in the banking business in Japan and an increase in corporate lending in the Americas and installment loans resulted from the acquisition of an auto loan company in Asia. In addition, investment in operating leases increased due primarily to purchases of aircraft in the Overseas Business segment. Meanwhile, investment in securities decreased due primarily to surrender of variable annuity and variable life insurance contracts held by HLIKK and a decrease in investment income from these contracts. Segment assets decreased 2% to ¥8,972,449 million compared to the balance as of March 31, 2015.

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

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services	¥85,502	¥107,150	¥21,648	25
Maintenance Leasing	263,499	271,662	8,163	3
Real Estate	182,321	191,540	9,219	5
Investment and Operation	666,120	1,028,355	362,235	54
Retail	425,977	254,289	(171,688)	(40)
Overseas Business	561,893	526,008	(35,885)	(6)

Segment Total	2,185,312	2,379,004	193,692	9

Difference between Segment Total and Consolidated Amounts	(11,029)	(9,802)	1,227	—

Consolidated Amounts	¥2,174,283	¥2,369,202	¥194,919	9

Note:	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services	¥25,519	¥42,418	¥16,899	66
Maintenance Leasing	40,366	42,935	2,569	6
Real Estate	3,484	42,902	39,418	—
Investment and Operation	42,414	57,220	14,806	35
Retail	120,616	51,756	(68,860)	(57)
Overseas Business	104,143	142,879	38,736	37

Segment Total	336,542	380,110	43,568	13

Difference between Segment Total and Consolidated Amounts	7,475	11,192	3,717	50

Consolidated Amounts	¥344,017	¥391,302	¥47,285	14

Note:	Segment profit is calculated based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥1,132,468	¥1,049,867	¥(82,601)	(7)
Maintenance Leasing	662,851	731,329	68,478	10
Real Estate	835,386	739,592	(95,794)	(11)
Investment and Operation	660,014	704,156	44,142	7
Retail	3,700,635	3,462,772	(237,863)	(6)
Overseas Business	2,178,895	2,284,733	105,838	5

Segment Total	9,170,249	8,972,449	(197,800)	(2)

Difference between Segment Total and Consolidated Amounts	2,269,625	2,020,469	(249,156)	(11)

Consolidated Amounts	¥11,439,874	¥10,992,918	¥(446,956)	(4)

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

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥35,624	¥34,215	¥(1,409)	(4)
Operating leases	24,473	25,461	988	4
Services income	21,997	35,744	13,747	62
Gains on investment securities and dividends, and other	3,408	11,730	8,322	244

Total Segment Revenues	85,502	107,150	21,648	25

Interest expense	8,627	7,214	(1,413)	(16)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,252	(676)	(1,928)	—
Other	50,691	58,968	8,277	16

Total Segment Expenses	60,570	65,506	4,936	8

Segment Operating Income	24,932	41,644	16,712	67

Equity in Net income (Loss) of Affiliates, and others	587	774	187	32

Segment Profits	¥25,519	¥42,418	¥16,899	66

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥461,704	¥431,603	¥(30,101)	(7)
Installment loans	461,277	411,824	(49,453)	(11)
Investment in operating leases	30,329	28,695	(1,634)	(5)
Investment in securities	45,415	36,542	(8,873)	(20)
Property under facility operations	5,930	11,294	5,364	90
Inventories	55	53	(2)	(4)
Advances for investment in operating leases	202	1,737	1,535	760
Investment in affiliates	20,875	22,755	1,880	9
Advances for property under facility operations	772	304	(468)	(61)
Goodwill and other intangible assets acquired in business combinations	105,909	105,060	(849)	(1)

Total Segment Assets	¥1,132,468	¥1,049,867	¥(82,601)	(7)

Maintenance Leasing Segment

This segment consists of automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing.

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

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥11,103	¥12,067	¥964	9
Operating leases	185,699	188,815	3,116	2
Services income	62,535	66,841	4,306	7
Sales of goods and real estate, and other	4,162	3,939	(223)	(5)

Total Segment Revenues	263,499	271,662	8,163	3

Interest expense	3,690	3,545	(145)	(4)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	374	27	(347)	(93)
Other	218,982	225,148	6,166	3

Total Segment Expenses	223,046	228,720	5,674	3

Segment Operating Income	40,453	42,942	2,489	6

Equity in Net income (Loss) of Affiliates, and others	(87)	(7)	80	—

Segment Profits	¥40,366	¥42,935	¥2,569	6

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥184,907	¥245,257	¥60,350	33
Investment in operating leases	473,035	481,031	7,996	2
Investment in securities	1,130	1,214	84	7
Property under facility operations	576	718	142	25
Inventories	463	374	(89)	(19)
Advances for investment in operating leases	241	314	73	30
Investment in affiliates	2,074	1,996	(78)	(4)
Goodwill and other intangible assets acquired in business combinations	425	425	—	—

Total Segment Assets	¥662,851	¥731,329	¥68,478	10

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

Segment expenses decreased compared to fiscal 2015 due primarily to a decrease in write-downs of longlived assets and decreases in interest expense and costs of operating leases in line with decreased asset balance.

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

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥4,057	¥6,720	¥2,663	66
Operating leases	63,765	60,253	(3,512)	(6)
Services income	104,115	110,630	6,515	6
Sales of goods and real estate, and other	10,384	13,937	3,553	34

Total Segment Revenues	182,321	191,540	9,219	5

Interest expense	6,968	4,676	(2,292)	(33)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	29,714	8,338	(21,376)	(72)
Other	151,385	141,609	(9,776)	(6)

Total Segment Expenses	188,067	154,623	(33,444)	(18)

Segment Operating Income	(5,746)	36,917	42,663	—

Equity in Net income (Loss) of Affiliates, and others	9,230	5,985	(3,245)	(35)

Segment Profits	¥3,484	¥42,902	¥39,418	—

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥22,277	¥21,541	¥(736)	(3)
Installment loans	22,811	5,821	(16,990)	(74)
Investment in operating leases	423,825	375,050	(48,775)	(12)
Investment in securities	21,718	5,861	(15,857)	(73)
Property under facility operations	172,207	177,510	5,303	3
Inventories	12,484	3,597	(8,887)	(71)
Advances for investment in operating leases	44,666	38,486	(6,180)	(14)
Investment in affiliates	91,275	91,010	(265)	(0)
Advances for property under facility operations	12,055	8,829	(3,226)	(27)
Goodwill and other intangible assets acquired in business combinations	12,068	11,887	(181)	(1)

Total Segment Assets	¥835,386	¥739,592	¥(95,794)	(11)

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

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥15,650	¥12,625	¥(3,025)	(19)
Gains on investment securities and dividends	9,309	10,270	961	10
Sales of goods and real estate	371,402	718,902	347,500	94
Services income	260,360	277,163	16,803	6
Operating leases, and other	9,399	9,395	(4)	(0)

Total Segment Revenues	666,120	1,028,355	362,235	54

Interest expense	3,609	3,539	(70)	(2)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,297	(424)	(1,721)	—
Other	627,411	980,121	352,710	56

Total Segment Expenses	632,317	983,236	350,919	55

Segment Operating Income	33,803	45,119	11,316	33

Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net, and others	8,611	12,101	3,490	41

Segment Profits	¥42,414	¥57,220	¥14,806	35

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥15,092	¥21,133	¥6,041	40
Installment loans	93,196	75,996	(17,200)	(18)
Investment in operating leases	23,388	24,378	990	4
Investment in securities	112,896	71,705	(41,191)	(36)
Property under facility operations	90,895	130,568	39,673	44
Inventories	116,549	98,016	(18,533)	(16)
Advances for investment in operating leases	16	404	388	—
Investment in affiliates	51,108	108,237	57,129	112
Advances for property under facility operations	30,861	38,628	7,767	25
Goodwill and other intangible assets acquired in business combinations	126,013	135,091	9,078	7

Total Segment Assets	¥660,014	¥704,156	¥44,142	7

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

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥52,510	¥55,318	¥2,808	5
Life insurance premiums and related investment income	352,537	190,805	(161,732)	(46)
Services income, and other	20,930	8,166	(12,764)	(61)

Total Segment Revenues	425,977	254,289	(171,688)	(40)

Interest expense	5,669	4,654	(1,015)	(18)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	3,975	7,370	3,395	85
Other	332,432	191,304	(141,128)	(42)

Total Segment Expenses	342,076	203,328	(138,748)	(41)

Segment Operating Income	83,901	50,961	(32,940)	(39)

Bargain Purchase Gain, and others	36,715	795	(35,920)	(98)

Segment Profits	¥120,616	¥51,756	¥(68,860)	(57)

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥2,740	¥1,198	¥(1,542)	(56)
Installment loans	1,376,710	1,496,407	119,697	9
Investment in operating leases	50,587	52,359	1,772	4
Investment in securities	2,246,912	1,893,631	(353,281)	(16)
Investment in affiliates	3,785	911	(2,874)	(76)
Goodwill and other intangible assets acquired in business combinations	19,901	18,266	(1,635)	(8)

Total Segment Assets	¥3,700,635	¥3,462,772	¥(237,863)	(6)

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

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥63,259	¥75,004	¥11,745	19
Gains on investment securities and dividends	30,466	16,113	(14,353)	(47)
Operating leases	82,113	91,973	9,860	12
Services income	321,527	250,085	(71,442)	(22)
Sales of goods and real estate, and other	64,528	92,833	28,305	44

Total Segment Revenues	561,893	526,008	(35,885)	(6)

Interest expense	29,989	33,356	3,367	11
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	19,921	16,226	(3,695)	(19)
Other	413,180	402,568	(10,612)	(3)

Total Segment Expenses	463,090	452,150	(10,940)	(2)

Segment Operating Income	98,803	73,858	(24,945)	(25)

Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net, and others	5,340	69,021	63,681	—

Segment Profits	¥104,143	¥142,879	¥38,736	37

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥386,567	¥351,010	¥(35,557)	(9)
Installment loans	344,108	407,870	63,762	19
Investment in operating leases	278,665	375,401	96,736	35
Investment in securities	404,322	383,227	(21,095)	(5)
Property under facility operations	26,867	23,762	(3,105)	(12)
Inventories	35,925	37,782	1,857	5
Advances for investment in operating leases	4,434	5,302	868	20
Investment in affiliates	209,027	305,674	96,647	46
Advances for property under facility operations	—	39	39	—
Goodwill and other intangible assets acquired in business combinations	488,980	394,666	(94,314)	(19)

Total Segment Assets	¥2,178,895	¥2,284,733	¥105,838	5

Revenues, New Business Volumes and Investments

Finance revenues

	Year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥186,883	¥200,889	¥14,006	7

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

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Transportation equipment	¥432,313	¥455,556	¥23,243	5
Industrial equipment	245,032	268,208	23,176	9
Electronics	158,289	159,991	1,702	1
Information-related and office equipment	103,580	102,161	(1,419)	(1)
Commercial services equipment	67,805	54,090	(13,715)	(20)
Other	209,435	150,130	(59,305)	(28)

Total	¥1,216,454	¥1,190,136	¥(26,318)	(2)

For further information, see Note 5 of “Item 18. Financial Statements.”

Installment loans

	As of and for the year ended March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,110,054	¥1,102,279	¥(7,775)	(1)
Japan	843,149	808,075	(35,074)	(4)
Overseas	266,905	294,204	27,299	10
Installment loans	2,478,054	2,592,233	114,179	5

Note:	The balance of installment loans related to our life insurance operations is included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

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

	As of March 31,		Change
	2015	2016	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥1,048,216	¥1,122,088	¥73,872	7
Card loans	243,225	260,533	17,308	7
Other	22,866	23,466	600	3

Subtotal	1,314,307	1,406,087	91,780	7

Corporate borrowers in Japan
Real estate companies	227,568	230,001	2,433	1
Non-recourse loans	41,535	19,951	(21,584)	(52)
Commercial, industrial and other companies	401,718	365,371	(36,347)	(9)

Subtotal	670,821	615,323	(55,498)	(8)

Overseas
Non-recourse loans	83,233	61,260	(21,973)	(26)
Commercial, industrial companies and other	367,401	479,039	111,638	30

Subtotal	450,634	540,299	89,665	20

Purchased loans*	42,292	30,524	(11,768)	(28)

Total	¥2,478,054	¥2,592,233	¥114,179	5

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

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

The balance of installment loans to consumer borrowers in Japan as of March 31, 2016 increased 7% to ¥1,406,087 million compared to the balance as of March 31, 2015, primarily due to an increase in the balance of housing loans. The balance of installment loans to corporate borrowers in Japan as of March 31, 2016 decreased 8%, to ¥615,323 million, compared to the balance as of March 31, 2015, primarily due to a decrease in the balance of non-recourse loans. The balance of installment loans overseas, as of March 31, 2016 increased 20%, to ¥540,299 million, compared to the balance as of March 31, 2015, primarily due to increased lending activity in the Americas.

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

Loans individually evaluated for impairment

	As of March 31,
	2015	2016
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥101,034	¥73,593
Impaired loans requiring an allowance	82,630	58,992
Allowance for loans individually evaluated for impairment*	34,379	22,533

*	The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

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

For further information, see Note 25 of “Item 18. Financial Statements.”

Expenses

Interest expense

Interest expense remained relatively flat in fiscal 2016 at ¥72,821 million as compared to ¥72,647 million in fiscal 2015. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2016 at ¥5,685,014 million remained relatively flat compared to ¥5,701,356 million as of March 31, 2015.

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

Other (income) and expense, net

Other (income) and expense, net included a net expense of ¥23,674 million during fiscal 2015 and a net income of ¥3,729 million during fiscal 2016. Foreign currency transaction losses (gains) included in other (income) and expense, net included gains of ¥27 million in fiscal 2016 as compared to losses of ¥6,129 million in fiscal 2015. We recognized impairment losses on goodwill and other intangible assets included in other (income) and expense, net in the amount of ¥325 million in fiscal 2016 compared to ¥9,845 million of impairment losses on goodwill and other intangible assets during fiscal 2015. For further information on our goodwill and other intangible assets, see Note 13 of “Item 18. Financial Statements.”

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

Provision for income taxes

Provision for income taxes increased to ¥120,312 million in fiscal 2016 as compared to ¥89,057 million in fiscal 2015 primarily due to higher income before income taxes and discontinued operations. For discussion of income taxes and the details of the new Japanese tax law, see Note 16 of “Item 18. Financial Statements.”

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

LIQUIDITY AND CAPITAL RESOURCES

Funding Activities

We prioritize funding stability, maintaining adequate liquidity, and reducing capital costs. We formulate and execute on funding policies that are resilient to sudden deterioration in financial markets, and then execute funding activities in accordance with the actual circumstances of our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure based on projected cash flows, asset liquidity and our liquidity on hand. In implementation, we adjust our funding plan based on changes in the external funding environment and our funding needs in light of our business activities, and endeavor to maintain flexibility in our funding activities.

In our funding activities during fiscal 2017, we have tried to reinforce our funding structure by diversifying our funding resources, promoting longer maturities, staggering redemption dates and maintaining sufficient liquidity. We also undertook various international funding activities, such as bond offerings outside Japan. We also have enhanced our use of longer maturities, employed staggered interest and principal repayment dates and endeavored to reduce risk in refinancing by leveling out annual redemption amounts both in borrowing from financial institutions and bonds. As of March 31, 2017, the total balance of cash and cash equivalents and unused committed credit facilities was ¥1,433,838 million. We maintain adequate levels of liquidity and monitor liquidity risk to minimize the effect a sudden market deterioration may have on us and to enable us to sustain our operations.

Our ratio of long-term debt to total debt (excluding deposits) reached 92% as of March 31, 2016 and 93% as of March 31, 2017.

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

ORIX Bank and ORIX Life Insurance are our main regulated subsidiaries in terms of liquidity controls, although several other subsidiaries also operate under such regulations. ORIX Bank and ORIX Life Insurance are regulated by Japanese financial authorities. Under relevant regulations, each of them employs prescribed measures to monitor liquidity risk at the entity level and maintains internal policies to manage its portfolios and capital resources on a standalone basis. Each of these subsidiaries met the relevant regulatory threshold relating to measures for monitoring its liquidity risk as of March 31, 2017.

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

Sources of Liquidity

Borrowings from Financial Institutions

ORIX Group borrows from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2017, the number of our lenders exceeded 200. We have promoted regular face-to-face communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. We procured financing through a subordinated syndicated loan (hybrid loan) which has similar characteristics to capital as of March 31, 2017. As of March 31, 2016 and 2017, short-term debt from Japanese and foreign financial institutions was ¥247,263 million and ¥233,371 million, respectively, while long-term debt from financial institutions was ¥2,723,320 million and ¥2,724,856 million, respectively.

Committed Credit Facilities

We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2016 and 2017 was ¥464,677 million and ¥463,643 million, respectively. Of these figures, the unused amount as of March 31, 2016 and 2017 was ¥389,903 million and ¥393,968 million, respectively. A part of the facilities are arranged to be drawn down in foreign currencies by ORIX and certain of our subsidiaries.

The decision to enter into a committed credit facility is made based on factors including our balance of cash and repayment schedules of short-term debt such as CP.

Debt from the Capital Markets

Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of leases, loans receivables and other assets.

Bonds and MTNs

We regularly issue straight bonds and MTNs domestically and internationally to diversify our funding sources and maintain longer liability maturities. In fiscal 2017, we issued ¥40,000 million bonds in Japan. We also issued amounts equal to ¥163,780 million of bonds and MTNs outside Japan.

The total balance of straight bonds and MTNs issued as of March 31, 2016 and 2017 was ¥938,066 million and ¥885,058 million, respectively, of which straight bonds and MTNs amounting to ¥40,597 million and ¥55,845 million, respectively, were issued by foreign subsidiaries.

As of March 31, 2016 and 2017, the balance of straight bonds issued by ORIX for domestic institutional investors was ¥254,323 million and ¥254,440 million, respectively, while the balance of straight bonds issued by ORIX for individual investors was ¥529,658 million and ¥379,166 million, respectively. The balance of straight bonds and MTNs issued outside Japan was ¥109,400 million and ¥193,744 million as of March 31, 2016 and 2017, respectively.

We plan to continue to issue straight bonds and MTNs in a balanced manner to institutional and individual investors both inside and outside Japan in line with our strategy of maintaining longer maturities and diversified funding sources.

CP

We offer CP as a direct financing source, and have successfully obtained a diverse range of investors such as investment trusts, life insurance companies, casualty insurance companies and other financial institutions, as well as private corporations. We consider our liquidity levels and stagger the dates of issuance and the maturity over time so as to avoid significant overlap. The balance of outstanding CP as of March 31, 2016 and 2017 was ¥102,361 million and ¥50,096 million, respectively.

Securitization

We securitize leases and loan receivables and other assets in Japan and securitize loan receivables outside Japan. We recognize liabilities consolidated with such investments as our liabilities when required under applicable accounting standards. The total amount of payables under securitized lease and loan receivables and other assets as of March 31, 2016 and 2017 was ¥275,532 million and ¥245,070 million, respectively.

Deposits

ORIX Bank and ORIX Asia Limited each accept deposits from customers. These deposit taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

The majority of deposits are attributable to ORIX Bank, which attracts both corporate and retail deposits, and which has seen sustained growth in deposits outstanding. Deposit balances of ORIX Bank as of March 31, 2016 and 2017 were ¥1,396,547 million and ¥1,611,759 million, respectively.

Short-term and long-term debt and deposits

Short-term Debt

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Short-term debt:
Borrowings from financial institutions	¥247,263	¥233,371	¥(13,892)	(6)
Commercial paper	102,361	50,096	(52,265)	(51)

Total short-term debt	¥349,624	¥283,467	¥(66,157)	(19)

Note:	There is no liabilities of consolidated VIEs as of March 31, 2016 and 2017, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries.

Short-term debt as of March 31, 2017 was ¥283,467 million, representing 7% of total debt (excluding deposits) as of March 31, 2017, while the ratio was 8% of total debt excluding deposits as of March 31, 2016. As of March 31, 2017, 82% of short-term debt was borrowings from financial institutions.

Long-term debt

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Long-term debt:
Borrowings from financial institutions	¥2,723,320	¥2,724,856	¥1,536	0
Bonds	875,575	688,488	(187,087)	(21)
Medium-term notes	62,491	196,570	134,079	215
Payable under securitized lease, loan receivables and investment in securities	275,532	245,070	(30,462)	(11)

Total long-term debt	¥3,936,918	¥3,854,984	¥(81,934)	(2)

Note

1:      The total amount of includes the following liabilities of consolidated VIEs as of March 31, 2016 and 2017 was ¥479,152 million and ¥438,473 million respectively, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries.

2:      Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

	As of March 31,
	2016	2017
	(Millions of yen)
Long-term debt:
Borrowings from financial institutions	¥201,098	¥191,403
Bonds	2,000	2,000
Payable under securitized lease, loan receivables and investment in securities	275,532	245,070

Note:	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

Long-term debt as of March 31, 2017 was ¥3,854,984 million, representing 93% of total debt (excluding deposits) as of March 31, 2017, while the ratio was 92% of total debt excluding deposits as of March 31, 2016. Borrowings from financial institutions comprised 71% of the long-term debt as of March 31, 2017.

Approximately 47% of interest paid on long-term debt in fiscal 2017 was fixed rate interest, with the remainder being floating rate interest based mainly on TIBOR or LIBOR.

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

Deposits

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Deposits	¥1,398,472	¥1,614,608	¥216,136	15

Note:	VIEs did not have any deposits as of March 31, 2016 and 2017.

For further information with respect to deposits, see Note 15 of “Item 18. Financial Statements.”

CASH FLOWS

In addition to the payment of operating expenses, such as selling, general and administrative expenses, as a financial services company, our primary uses of cash are for:

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

We have cash inflows from the principal payments received under direct financing leases and installment loans and proceeds from sales of investment securities and operating lease assets. For cash flow information regarding interest and income tax payments, see Note 4 of “Item 18. Financial Statements.”

Year Ended March 31, 2017 Compared to Year Ended March 31, 2016

Cash and cash equivalents increased by ¥309,450 million to ¥1,039,870 million compared to March 31, 2016.

Cash flows provided by operating activities were ¥583,955 million during fiscal 2017, up from ¥510,562 million during fiscal 2016, primarily resulting from a change from an increase to a decrease in trade notes, accounts and other receivable and a decrease in a decrease in trade notes, accounts and other payable.

Cash flows used in investing activities were ¥237,608 million during fiscal 2017, down from ¥552,529 million during fiscal 2016, primarily resulting from a decrease in purchases of available-for-sale securities.

Cash flows used in financing activities were ¥33,459 million during fiscal 2017, down from ¥48,001 million during fiscal 2016, primarily resulting from an increase in deposits due to customers.

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

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2017, we had commitments for the purchase of equipment to be leased in the amount of ¥706 million. For information on commitments, guarantees and contingent liabilities, see Note 33 of “Item 18. Financial Statements.”

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

Other Financial Transactions

We occasionally enter into loans, equity or other investments in SPEs in connection with finance transactions related to aircraft, ships and real estate, as well as transactions involving investment funds, in addition to real estate purchases and development projects. All transactions involving use of SPE structures are evaluated to determine whether we hold a variable interest that would result in our being defined as the primary beneficiary of the SPE. When we are considered to own the primary beneficial interest in the SPEs, the SPEs are fully consolidated into our consolidated financial statements. In all other circumstances our loan, equity or other investments are recorded on our consolidated balance sheets as appropriate.

See Note 11 of “Item 18. Financial Statements” for further information concerning our SPEs.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

TREND INFORMATION

See the discussion under “—Results of Operations” and “—Liquidity and Capital Resources.”

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2017.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Commitments:
Guarantees	¥600,607	¥96,553	¥160,980	¥186,163	¥156,911
Committed credit lines and other	¥421,987	¥32,828	¥72,828	¥25,533	¥290,798

Total commercial commitments	¥1,022,594	¥129,381	¥233,808	¥211,696	¥447,709

One of our U.S. subsidiaries is authorized to underwrite, originate, fund and service multi-family and senior housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for this delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risks of the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥167,799 million as of March 31, 2017.

The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae, including among others, that: the mortgage meets Fannie Mae requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty has been breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae for any related losses incurred. The subsidiary had no such repurchase claims during fiscal 2017.

For a discussion of commitments, guarantee and contingent liabilities, see Note 33 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the maturities of contractual cash obligations as of March 31, 2017.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Contractual cash obligations:
Deposits	¥1,614,608	¥1,216,008	¥286,213	¥111,887	500
Long-term debt	3,854,984	825,026	1,104,180	906,112	1,019,666
Operating leases	64,518	6,713	11,877	8,777	37,151
Unconditional purchase obligations of lease equipment	706	290	389	27	—
Unconditional noncancelable contracts for computer systems	14,397	5,255	7,302	1,507	333
Interest rate swaps:
Notional amount (floating to fixed)	248,455	12,126	96,811	12,054	127,464
Notional amount (fixed to floating)	3,000	3,000	—	—	—

Total contractual cash obligations	¥5,800,668	¥2,068,418	¥1,506,772	¥1,040,364	¥1,185,114

Items excluded from the above table include short-term debt of ¥283,467 million, trade notes, accounts and other payable of ¥251,800 million and policy liabilities and policy account balances of ¥1,564,758 million as of March 31, 2017. For information on pension plans and derivatives, see Notes 17 and 29 of “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.

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

In May 2016, Accounting Standards Update 2016-12 (“Narrow-Scope Improvements and Practical Expedients”—ASC 606 (“Revenue from Contracts with Customers”)) was issued as an amendment of the new revenue standard. This Update (1) clarifies the objective of the collectibility criterion for applying paragraph 606-10-25-7; (2) permits an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specifies that the measurement date for non-cash consideration is contract inception; (4) provides a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarifies that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarifies that an entity that retrospectively applies ASC 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption.

These Updates are effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2017. Early adoption is permitted only for the fiscal year beginning after December 15, 2016, and interim periods within the fiscal year. An entity should apply the amendments in these Updates using either a retrospective method or a cumulative-effect method. The entity may elect some optional practical expedients when applying these Updates. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying these Updates as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. Currently, the Company and its subsidiaries plan to adopt these Updates on April 1, 2018, using the cumulative-effect method. And these Updates require a number of new disclosures to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The scope of these Updates excludes lease contracts, financial instruments and other contractual rights and obligations within the scope of other ASC Topics including loans, investments in securities and derivatives and also excludes contracts within the scope of ASC Topic 944

(“Financial Services—Insurance”). Therefore, the Company and its subsidiaries’ such revenues will not be affected by these Updates. However, the Company and its subsidiaries have been in process of evaluating the impact of these Updates on our consolidated financial statements around other revenue streams. Based on the Company and its subsidiaries’ initial assessment and best estimates to date, the impact of the application of these Updates will likely result in a change in the timing of revenue recognition and accounting policy for performance fees received from customers regarding asset management business. Currently, certain subsidiaries recognize such fees when earned based on the performance of the asset under management, while other subsidiaries recognize the fees on accrual basis over the period in which services are performed. New guidance requires recognizing such fees as revenue to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Other than the impact that have been currently identified, the Company and its subsidiaries continue to evaluate the effect that the adoption of these Updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these Updates.

In July 2015, Accounting Standards Update 2015-11 (“Simplifying the Measurement of Inventory”—ASC 330 (“Inventory”)) was issued. This Update applies to all inventory except for which is measured using last-in, first-out (LIFO) or the retail inventory method, and requires an entity to measure inventory at the lower of cost and net realizable value. Additionally, this Update defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2016. The amendments in this Update should be applied on a prospective basis. Early adoption is permitted. The adoption of this Update is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) was issued. This Update revises accounting related to the classification and measurement of equity investments. This Update also revises the presentation of certain fair value changes for financial liabilities measured at fair value. Additionally, this Update amends certain disclosure requirements associated with the fair value of financial instruments. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application to financial statements of fiscal years or interim periods that have not yet been issued is permitted as of the beginning of the fiscal year of adoption. The amendments in this Update should be applied by means of cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. And the amendments relate to equity investments without readily determinable fair value are to be applied prospectively. The Company and its subsidiaries will adopt this Update on April 1, 2018. The Company and its subsidiaries continue to evaluate the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In February 2016, Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) was issued. This Update requires a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some important changes. This Update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. The Company and its subsidiaries will adopt this Update on April 1, 2019. The Company and its subsidiaries continue to evaluate the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

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

In June 2016, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This Update significantly changes how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of this Update. This Update also makes targeted amendments to the current impairment model for available-for-sale debt securities. This Update is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in this Update should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company and its subsidiaries continue to evaluate the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In August 2016, Accounting Standards Update 2016-15 (“Classification of Certain Cash Receipts and Cash Payments”—ASC 230 (“Statement of Cash Flows”) was issued. This Update amends ASC 230 to add or clarify guidance on the classification of certain cash receipts and cash payments in the statement of cash flows. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. This Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ statement of cash flows.

In October 2016, Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”) was issued. This Update eliminates the exception to defer the income tax consequences of intra-entity transfers of assets other than inventory until the assets are ultimately sold to an outside party and requires the recognition of the current and deferred tax consequences when those transfers occur. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. This Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In October 2016, Accounting Standards Update 2016-17 (“Interests Held through Related Parties That Are under Common Control”—ASC 810 (“Consolidation”) was issued. This Update amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. This Update is effective for fiscal years beginning after

December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company and its subsidiaries have already adopted the amendments in Accounting Standards Update 2015-02 and accordingly would be required to apply the amendments in this Update retrospectively to all relevant prior periods beginning with the fiscal year in which the amendments in that Update 2015-02 initially were applied. The adoption of this Update is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In November 2016, Accounting Standards Update 2016-18 (“Restricted Cash”—ASC230 (“Statement of Cash Flows”)) was issued. This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ statement of cash flows.

In January 2017, Accounting Standards Update 2017-04 (“Simplifying the Test for Goodwill Impairment”—ASC350 (“Intangible—Goodwill and Other”)) was issued. This Update eliminates Step 2 from the current goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This Update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. This Update is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operation or financial position will depend on the outcomes of future goodwill impairment tests.

RISK MANAGEMENT

Group-Wide Risk Management System

Risk Management System

ORIX Group monitors and manages the risks relating to the Group businesses through its risk management system. In addition to the credit department, which primarily monitors risks related to individual transactions and each business unit has designated staff responsible for managing risks at the business unit level. The results are reported to the Investment and Credit Committee at meetings held three times a month, to the Group Executive Officer Committee at meetings held once every two months and to the board of directors at meetings held on a regular basis for evaluation, and the relevant executive officers take measures deemed appropriate to address identified risks.

Risk Control

ORIX Group allocates management resources by taking into account Group-wide risk preferences based on management strategies as well as the strategy of individual business units. Our board of directors and executive officers evaluate the performance and profitability of each business unit, and the executive officers take responsive measures they deem necessary to control risk. This process enables us to control our balance sheet and allocate more management resources to business units viewed as having greater growth potential.

ORIX Group, in addition to monitoring by business unit, monitors risks on an individual transaction and total portfolio basis.

For individual transactions relating to business transactions, the credit department evaluates the operating environment, strategies, and potential risks and profitability of each transaction prior to execution, and reports on such individual transactions to the Investment and Credit Committee for review. Changes to the operating environment and cash flow are monitored after transaction execution, and transactions for which there has been a major change in circumstances or strategy are then reported to the appropriate executive officers. In addition, individual business units conduct their own risk analysis by analyzing trends in relevant industries to control risks for individual transactions.

In analyzing a portfolio, the credit department monitors the following characteristics from a Group-wide perspective: business type, region, transaction type, risk type, asset quality status and concentration status of major debtors. The corporate planning department monitors risks at the corporate level, including market risk and liquidity risk in cooperation with the treasury department and the credit department.

Main Risk Management

We recognize that credit risk, business risk, market risk, liquidity risk (risk relating to funding), compliance risk, legal risk information asset risk and operational risk are the main risks we face, and we manage each of these risks according to its characteristics.

Credit Risk Management

We define credit risk as uncertainty regarding future recovery of investments caused by fluctuations in cash flow from debtors and investees.

To analyze credit risk, we evaluate the adequacy of collateral and guarantees, the securitization of receivables and the diversification of debtors and their business types. We conduct a comprehensive customer credit evaluation based on the customer’s financial position, cash flow, underlying security interests, profitability and other factors of individual credit transactions. Moreover, an analysis of our portfolio and measures to establish appropriate credit limits allow us to control exposure to markets with potentially high risks.

We recognize certain assets that require extra monitoring, including credit extended to debtors who have petitioned for bankruptcy, civil rehabilitation or other insolvency proceedings, or whose bank transactions have been suspended, bills have been dishonored, or debts have not been collected for three months or more. The relevant business units, in cooperation with the credit department, take steps to secure collateral or other guarantees and to begin the collection process. The accumulated collection knowhow from sending an initial reminder to actively seizing collateral is consolidated in the credit department and is reflected in our evaluation criteria for individual credit transactions and portfolio analysis.

Business Risk Management

We define business risk as uncertainties related to new business areas, potential obsolescence of the products or services we offer or a decline in their quality, and variability in market prices for the types of products or services we offer.

To address uncertainties related to new business areas, we monitor business plans and operations using scenario analyses and stress tests, and we also evaluate and verify the cost of withdrawal from a business.

For products and services we offer, in addition to monitoring quality, we review the content of our lineup of products and services in response to changes in the business environment and evolving customer needs and endeavor to maintain or improve their quality.

A principal risk relating to operating leases is fluctuation in the residual value of leased properties. To control this risk, we monitor our leased properties inventory, market environments and the overall business environment. We generally limit our operating leases to leased properties with high versatility that are comparatively easy to re-lease, and evaluate the sale of such properties depending on changes in market conditions.

We endeavor to reduce the risk related to fluctuation in market prices for real estate by strengthening our cash flow through careful management of our rental income, vacancy rates and expenses related to capital expenditures.

Market Risk Management

We define market risk as the risk of changes in the fair value of assets and liabilities caused by changes in market variables, such as interest rates, exchange rates and stock prices.

We endeavor to comprehensively verify and understand market risks and have established and maintain Group-wide ALM rules to address such risks.

Interest rate risk is comprehensively evaluated factoring in the expected impact of interest rate changes on periodic profit and loss and/or the balance sheet, the assets and liabilities positions and the funding environment. These analysis methods are modified, as required, depending on the situation.

We generally manage exchange rate risk by using foreign currency-denominated loans, foreign exchange contracts and currency swaps to hedge exchange rate volatility in our business transactions in foreign currencies and overseas investments. We monitor and manage exchange rate risk of unhedged foreign currency-denominated assets and retained earnings of foreign subsidiaries using indicators such as VaR (value at risk) and adjusting hedge positions as needed based on changes in the market environment at any given time.

We manage counterparty credit risk and other risks involved in hedging derivative transactions in accordance with internal rules on derivative transaction management.

For assets under management in our banking business, our life insurance business and our overseas operations, we regularly monitor monetary policies, macroeconomic indicators and securities and financial market trends and country risk, and we manage our asset portfolios by analyzing individual security price movements (both gains and losses). Market volatility is managed according to guidelines that include fixed loss amounts and decreases in position. Our credit department monitors our compliance with the guidelines.

For quantitative and qualitative analysis information on market risk, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Liquidity Risk Management (Risk Management Relating to Funding)

We define liquidity risk as the risk that we will be unable to obtain required funds or that we will be forced to procure funds at an unusually high rate of interest due to market turmoil, a sharp decline in the financial condition of the ORIX Group or other reasons.

To reduce liquidity risk, we diversify fund procurement methods and sources and constantly monitor liquidity on hand. To manage liquidity on hand, we project future cash flows and analyze liquidity risk using hypothetical stress scenarios. We take necessary measures so that our businesses may withstand adverse market changes.

The effect on the business of each subsidiary is monitored by ascertaining liquidity risk in each subsidiary and in every country in which ORIX operates. We take appropriate measures to mitigate liquidity risk, including through such action as parent-to-subsidiary lending.

ORIX Bank and ORIX Life Insurance are engaged in retail financial activities for individual customers and are regulated by Japanese financial authorities. They are required to manage liquidity risk independently from other ORIX Group companies based on their internal regulations formulated according to the relevant regulations.

ORIX Bank maintains liquidity levels required by Japanese financial regulations by holding highly liquid assets such as cash and government and corporate bonds and by setting an upper limit for capital markets-based funding. In addition, ORIX Bank regularly monitors the status of its liquidity, estimates the tightness of cash flows under different scenarios and conducts stage-by-stage management of liquidity risk accordingly.

ORIX Life Insurance conducts stress tests on insured events and manages its liquidity requirements by holding highly liquid assets such as cash and cash equivalents and securities above a certain ratio against the balance of a liability reserve and by setting maximum limits for holding held-to-maturity securities.

Compliance Risk Management

We define compliance risk as the risk of financial loss, regulatory sanction or damage to our reputation resulting from a failure by ORIX Group to comply with applicable laws and regulations regarding ORIX Group’s business activities and ORIX Group’s corporate philosophy, internal policies, social norms rules and procedures which may also encompass legal risk when applicable laws and regulations are violated.

It is the policy of ORIX Group to promote a culture of compliance, emphasizing high standards of ethical behavior at all levels of the organization, and to comply fully with applicable laws and regulations as well as corporate policies through robust and comprehensive compliance programs developed and maintained across all business units, corporate departments and support areas of the organization.

In order to lower the levels of risks that we deem significant at the Group level, the compliance department requires each department of the ORIX Group to formulate an annual compliance plan, detects compliance risks within ORIX Group thereby eliminating, reducing or taking preventive measures against such risks. By implementing programs that sustain a culture of compliance, the compliance department seeks to mitigate compliance risk and prevent the occurrence of serious incidents, and thereby realize to the sound business and management of the ORIX Group.

In addition, ORIX Group strives to raise awareness for compliance matters among its executives and employees by establishing and disseminating various regulations in accordance with ORIX Group’s Principles of Conduct, which sets forth the ORIX Group’s principles of compliance.

Legal Risk Management

We define legal risk as legal restrictions on business activities and legal liability as well as disadvantages that may araise due to laws and regulations applicable to ORIX Group’s business and corporate management, the establishment and amendment of such laws and regulations and regulatory oversight.

To avoid, reduce and prevent transactional legal risk in Japan, we generally require that the credit department, the legal department and the compliance department be involved in evaluating and/or executing transactions. In addition to establishing and maintaining internal rules designed to facilitate compliance with applicable laws that are currently in effect, we take steps to ensure that we are in compliance with revisions to laws as they take effect.

For transactional agreements relating to business transactions, we have established an approval process involving the legal department in accordance with our prescribed internal rules. In addition, depending on the size and importance of a given transaction, we may also seek advice from outside counsel. To ensure that proper legal procedures are followed in connection with actual or potential disputes and litigation, we require that the legal department, the compliance department and the credit department be involved in the management of such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties.

The Group corporate administration department manages intellectual property rights and takes necessary measures if and immediately when an actual or potential infringement of ORIX Group’s intellectual property rights is discovered.

Overseas, each Group company works to avoid, reduce and prevent legal risks by utilizing in-house legal functions and, when necessary, by engaging outside lawyers and other advisers.

Information Asset Risk Management

We define information asset risk as the risk of loss caused by loss, damage or leakage of information or failure of our information systems.

ORIX Group has established policies regarding the use of information systems and information management systems for the proper handling of information assets and information about officers and employees.

The IT planning department and ORIX Computer Systems Corporation endeavor to reduce the risk of system failure within the ORIX Group, including from cyber-attack and damage to information security, through the maintenance and management of internal systems.

We have also established internal regulations concerning our information security management system, basic policy, management standards, education and audits.

Operational Risk Management

We define operational risk as the risk of loss resulting from damages, losses, adverse effects or damage to our reputation caused by inadequate or failed internal processes for business execution or prevention of human error or by a failure in operations due to external events such as natural disasters. We also include risk that we fail in our fiduciary responsibility by not properly exercising discretionary rights for those customers and clients for whom we are acting as a fiduciary, which may lead to reputational and other damage.

We have established internal rules to manage risks associated with natural disasters, which are designed to protect management resources and minimize losses while giving priority to the safety of our executives and employees.

The internal audit department conducts monitoring activities based on an annual internal audit plan that also focuses on material operational risks. The department endeavors to prevent the occurrence of events that could negatively affect Group management and seeks to strengthen the risk management function through monitoring activities.

Individual Business Risk Management

We engage in a broad spectrum of businesses, including financial service operations. We perform complete and transparent monitoring and risk management according to the characteristics of each business segment.

Corporate Financial Services Segment

Credit risk is the main risk of the Corporate Financial Services segment.

After individual transactions have been executed, the Corporate Financial Services segment regularly monitors the transaction’s performance and related collateral, as well as collection from customers whose balances exceed specified levels. The credit department regularly evaluates customers with large credit balances.

Within this segment, we analyze current conditions and the outlook for specific business types and industries, including the potential impact on customers while making decisions about future transactions in that specific business type or industry.

For assets requiring extra monitoring, particularly in transactions secured by real estate, we take various measures such as capitalizing on our network of real estate-related departments to sell properties or introduce tenants.

Maintenance Leasing Segment

Business risk and credit risk are the main risks of the Maintenance Leasing segment.

To manage the risk of changes in the market value of property under operating leases, we continuously monitor market environments and fluctuation in the resale value of leased property and adjust residual value estimates of leased property in new transactions accordingly.

Cost fluctuation is the risk of providing various services such as outsourcing. In response to this, we analyze initial cost planning and performance, monitor future forecasts and control costs at an appropriate level.

In addition, the services might fall short of customer expectations due to changes in the operating environment or changes in and diversification of client needs, we monitor our service quality quantitatively and qualitatively and continuously strive to improve our services in line with the operating environment.

We also conduct credit examinations of individual transactions to manage credit risk.

Real Estate Segment

Business risk is the main risk of the Real Estate segment, which includes real estate development, rental, management, asset management and operation of real estate investment trust and real estate investment advisory business.

With respect to our real estate investment, before making an investment decision we evaluate the actual cash flow performance of the target as against the initial plan and forecasts, and monitor investment strategies and schedules after execution. Upon a major divergence from the initial forecast, we reevaluate our strategy. In addition, when we invest in large scale or long term projects, we consider diversifying risk by making joint investments with our partners.

For development and leasing properties, we monitor development and retention schedules and net operating income yield. We capitalize on the Group’s network to improve occupancy rates and promote sales.

In our facility operation business, we monitor performance indicators such as occupancy and utilization rates and profitability. We conduct market analysis and take initiatives to improve the desirability of our facilities, such as through renovations. To improve the quality of our services and facilities, we take into consideration customers’ feedback and also implement training programs for our employees.

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

When making investment decisions in the principal investment business, we conduct a credit evaluation, analyzing the investee’s credit risk and assessing its cash flow, as is done for credit examinations. In addition, we perform a multi-faceted evaluation of the characteristics of the business operation and investment scheme, in which administrative departments such as the accounting and legal are also involved. After the initial investment, individual transactions are monitored for divergence from the initial scenario.

We emphasize credit risk when increasing the corporate value of a company since cash flow is a key-factor during such period. We also monitor market risk as the time for collection nears, measuring corporate value by referencing the corporate value of similar business types. The frequency of monitoring may increase based on changes in the business environment, and we simultaneously verify the adequacy of investment scenarios and take any necessary action. Furthermore, for investments that have a significant impact on the profitability of the ORIX Group, we work to strengthen management through measures such as the secondment of management personnel.

We conduct our concession business together with business partners in public facilities such as airports. The main risks of such business are business and operational risks. The long-term nature of this business adds uncertainty and, therefore, we conduct stress tests on the effect of disaster recovery and business withdrawal costs on operating revenue and cash flow based on demand forecasts and regularly monitor business planning and operations.

In the loan servicing business, we seek to reduce credit and operational risk by conducting periodic internal auditing and monitoring and by implementing business operations based on work procedures in accordance with the applicable supervision and guidance from regulatory authorities. In addition, OAMLS has appointed a lawyer as a director, has streamlined its organization to place legal and compliance-related affairs under the legal and compliance department. This approach allows OAMLS to employ expert advice and other perspectives in addressing stakeholder related legal issues.

Retail Segment

The main risk in the life insurance business is business risk and market risk, in particular, the risk associated with underwriting insurance contracts.

While ORIX Life Insurance implements strict assessment standards based on documents such as statements of health condition and medical examination reports, when underwriting insurance contracts, it also cultivates employees with expert knowledge and hires sufficient staff, checks the status of insurance solicitation and takes rigorous measures to prevent the underwriting of fraudulent contracts. In addition, ORIX Life Insurance educates and instructs representative branch staff and agents to enhance compliance with applicable laws and regulations regarding the privacy of personal information, as well as insurance sales practices, and regularly checks whether these measures are carried out.

Credit risk is the main risk of the housing loan business, the corporate loan business and the card loan business.

Regarding each housing loan we extend for the purchase of condominiums and apartments for investment purposes, we conduct screenings through individual interviews, which consist of a comprehensive evaluation including not only the client’s ability to repay but also the cash flows that can be derived from the property and its collateral value. Throughout this process, we utilize the real estate market information, industry know-how and network we have built over many years.

Decision making for corporate loans is based on an investigation of the client’s performance, business plan, purpose of the loan, expected source of repayment and industry trends. We also reduce risk by avoiding overconcentration in any particular business types and products in our portfolio.

The card loan business uses a proprietary scoring system incorporating a credit model. We set interest rates and credit limits in line with each customer’s credit risk profile, after evaluating their creditworthiness based on an analysis of certain customer attributes or payment history, as well as other factors that might affect the ability of the borrower to repay. Also, we undertake subsequent credit evaluations at regular intervals to monitor changes in the customer’s financial condition.

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

Risk management in the principal investment business and the automobile-related business is conducted in a similar manner to that in the domestic business segments.

In addition, in the aircraft and ship-related business, we monitor market conditions and the overall business environment for business risk. We generally limit our operating leases to ships and aircraft with high versatility that are comparatively easy to re-lease and evaluate sales depending on changes in market conditions.

Credit risk and market risk are the main risks for the investment and finance business such as corporate loans and securities investment in the United States.

Regarding credit risk, at the time an investment is made, we assign an internal credit rating to each investment or loan taking into consideration the credit status and the collateral status and continuously monitor the credit status. For any investments and/or loans of which the rating has reached or exceeded the cautionary level, our policy requires management to determine the necessity of a provision for doubtful receivables and probable loan losses or an impairment.

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

Business risk and operational risk, in particular, the risk associated with fiduciary responsibility are the main risks for the asset management business and the advisory business.

Regarding business risk, in addition to monitoring to maintain and ensure satisfactory quality levels, we review the content of our products and services to constantly maintain and improve quality in response to changes in the business environment and evolving customer needs.

Regarding operational risk in the asset management business, regarding risk arising from acting as a trustee for customer and client property, we promote the standardization of business processes and regulations and manuals related to, and seek to prevent, omissions and mistakes in conducting business operations and to improve efficiency generally. In addition, we ensure proper risk management by clarifying operating procedures and the authority and the responsibilities of administrators and supervisor in business operations.

To ensure high-quality advice and evaluation services in the advisory business, we, through an internal quality control committee and other forms of oversight, maintain operating procedures that meet the standards set forth by authorities.

GOVERNMENTAL AND POLITICAL POLICIES AND FACTORS

Other than as outlined below, in our opinion, no current governmental economic, fiscal, monetary or political policies or factors have materially affected, or threaten to materially affect, directly or indirectly, our operations or the investments in our Shares by our U.S. shareholders.

In January 2014, the Financial Stability Board (“FSB”)—an international standard-setting authority—proposed a methodology for assessing and designating non-bank non-insurer global systemically important financial institutions (“NBNI G-SIFIs”). In March 2015, the FSB and the International Organization of Securities Commissions, jointly published a revised proposal for public comment; and in July 2015, the FSB announced its decision to wait to finalize the assessment methodologies until it completes its assessment of financial stability risks from asset management activities. It is currently unclear if or when the assessment methodologies framework will be finalized, what form a final framework may take, what policy measures will be recommended to apply to NBNI G-SIFIs, and whether ORIX or any of its affiliates ultimately would be designated as a NBNI G-SIFI.

Item 6. Directors, Senior Management and Employees

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

CORPORATE GOVERNANCE SYSTEM

We believe that a robust corporate governance system is a vital element of effective and enhanced management and have established sound and transparent corporate governance to carry out appropriate business activities in line with our core policies and to ensure objective management.

ORIX’s corporate governance system is characterized by:

•	separation of operation and oversight through a “Company with Nominating Committee, etc.” board model;

•	Nominating, Audit and Compensation Committees composed entirely of non-executive directors and an Audit Committee composed entirely of outside directors;

•	all outside directors satisfying strict conditions for independence; and

•	all outside directors being qualified in their respective fields.

Rationale behind adopting ORIX’s Corporate Governance System and history of the system

We believe that swift execution of operations is vital to effectively responding to changes in the business environment. Furthermore, we believe that ORIX’s governance system promotes improved management transparency through a system in which outside directors, who are experts in their respective fields monitor and advise on legal compliance and the appropriate execution of operations.

Based on these principles, our board of directors possesses oversight function and, under the “Company with Nominating Committee, etc.” board model which we adopted in June 2003, delegates certain responsibilities to the three committees (Nominating, Audit and Compensation Committees) to carry out the role of effective governance. Please see the history of ORIX’s corporate governance system below.

Oversight by directors is separate from the execution of operations within the three committees that form the heart of the board of directors. Each committee is formed entirely by non-executive directors to help avoid conflicts of interest with our shareholders.

In addition, all outside directors must meet the conditions for director independence as set forth by the Nominating Committee (described below under “Nominating Committee”).

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

The “Company with Nominating Committees, etc.” board model, as stipulated under the Companies Act of Japan, requires the establishment of three board of director committees: the Nominating, Audit and Compensation Committees. Each committee is required to consist of three or more directors, a majority of whom must be outside directors. Directors may serve on more than one committee. The term of office of committee members is not stipulated under the Companies Act of Japan. However, as a committee member must be a director of the Company, the term expires at the close of the first annual general meeting of shareholders after his or her election. Under the Companies Act of Japan, an outside director is defined as a director who does not have a role in executing the Company’s business, meaning an individual who has not assumed in the past ten years the position of a representative director or a director with the role of executing the business, executive officer (shikkou-yaku), manager or any other employee of the Company or any of its subsidiaries, and who does not currently assume such position of the company or any of its subsidiaries. (See Item 16G “Corporate Governance”.)

Board of Directors

The board of directors has ultimate decision-making authority for our important affairs. It also monitors the performance of the directors and executive officers and receives performance reports from the executive officers and others. Our Articles of Incorporation provide for no fewer than three directors. Directors are elected at general meetings of shareholders. The term of office for any director, as stipulated under the Companies Act of Japan, for companies that adopt a “Company with Nominating Committees, etc” board model, expires at the close of the first annual general meeting of shareholders after his or her election.

The board of directors carries out decisions related to items that, either as a matter of law or pursuant to our Articles of Incorporation, cannot be delegated to executive officers, and important items as determined by the regulations of the board of directors. The board of directors is responsible for deciding and monitoring ORIX’s policies on a regular basis, which include corporate planning such as capital management, fund procurement, hiring and recruitment strategies and internal controls. Aside from such items, the board of directors delegates decision-making regarding operations to representative executive officers to facilitate better efficiency and swiftness of such process. The board of directors also receives reports from executive officers and committees regarding the status of business operations and finances.

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

From April 1, 2016 through March 31, 2017, the board of directors met eight times. The attendance rate of directors for these meetings was 98%.

The board of directors as of June 29, 2017 included 12 members, six of whom are outside directors.

Composition and size of Board of Directors

The board of directors is composed of directors, including outside directors, that possess broad knowledge and experience. The number of directors on the board is also maintained at the level we consider to be appropriate for effective and efficient board discussion.

Structure and Activities of the Three Committees

As of June 29, 2017, all three committees (Nominating, Audit and Compensation Committees) consisted of non-executive directors, and the Audit Committee consisted entirely of outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 29, 2017	6 Members (Outside Directors: 5) Nobuaki Usui (Chairperson) Robert Feldman Takeshi Niinami Ryuji Yasuda Hideaki Takahashi Heizo Takenaka	4 Members (Outside Directors: 4) Eiko Tsujiyama (Chairperson) Nobuaki Usui Ryuji Yasuda Heizo Takenaka	5 Members (Outside Directors: 4) Robert Feldman (Chairperson) Eiko Tsujiyama Takeshi Niinami Ryuji Yasuda Hideaki Takahashi
Number of meetings held during fiscal 2017 (Attendance rate)	Three (3) meetings (94%)	Eight (8) meetings (100%)	Three (3) meetings (93%)

Nominating Committee

The Nominating Committee is authorized to propose the slate of director appointments or dismissals to be submitted to the annual general meeting of shareholders. Directors are appointed and dismissed by a resolution of the annual general meeting of shareholders. In addition, the Nominating Committee deliberates on the agenda concerning appointment or dismissal of our executive officers to be resolved at the board of directors meeting, although this is not required under the Companies Act of Japan.

Furthermore, the Nominating Committee ensures that the board of directors possesses the appropriate levels of and diversity in knowledge, experience, and expertise, through an established decision making process for directors’ appointments. The Nominating Committee also nominates executive officer candidates to the board of directors following an assessment of candidates’ past experience, knowledge, and suitability for the position to execute business decisions in the company’s existing and new businesses.

Nomination criteria for director candidates:

(Internal Director)

•	An individual with a high degree of expertise in ORIX Group’s business

•	An individual with excellent business judgment and business administration skills

(Outside Director)

•	An individual with a wealth of experience as a business administrator

•	An individual with professional knowledge in fields such as economics, business administration, law and accounting, as such relate to corporate management

•	An individual with extensive knowledge in areas such as politics, society, culture and academics, as such relate to corporate management

The Nominating Committee determines whether the conditions for director independence have been met in accordance with nomination criteria for outside directors, which are:

(1)	No individual may be a principal trading partner*, or an executive officer (including operating officer, hereinafter the same) or employee of a principal trading partner of ORIX Group. If such circumstances existed in the past, one year must have passed since that person’s departure from such office or employment.

* A “principal trading partner” refers to an entity with a business connection to ORIX Group with a transaction amount equivalent to more than the greater of 2% of such entities consolidated total sales (or consolidated total revenues) or one million U.S. dollars in any fiscal year of the preceding four fiscal years.

(2)	No individual may receive directly a large amount of compensation (10 million yen or higher in a fiscal year), excluding compensation as a director from ORIX Group in any fiscal year during the preceding four fiscal years. Further, any corporation or other entity in which such individual serves as consultant, account specialist or legal expert may not receive a large amount of compensation (equivalent to more than the greater of 2% of such entities consolidated total sales (or consolidated total revenues of ORIX Group) or one million U.S. dollars) from ORIX Group. If such circumstances existed in the past, one year must have passed since that corporation or other entity received such compensation.

(3)	No individual may be a major shareholder of ORIX (10% or higher of issued shares) or a representative of the interests of a major shareholder.

(4)	No individual may have served as an executive officer of a company having a relationship of concurrent directorship* with ORIX in any fiscal year of the preceding four fiscal years.

* “Concurrent directorship” refers to a relationship in which an executive officer of ORIX or its subsidiaries also serves as a director of a company in which the individual has been an executive officer and an outside director of ORIX.

(5)	No individual may be a member of the executive board (limited to those who execute business) or be a person executing the business (including an officer, corporate member or employee who executes business of the organization) of any organization (including public interest incorporated associations, public interest incorporated foundations and non-profit corporations) that have received a large amount of donation or financial assistance (annual average of 10 million yen or higher over the past three fiscal years) from the ORIX Group.

(6)	No individual may have served as an accounting auditor or accounting counselor (kaikei san-yo), a certified public accountant (or a tax accountant) or a corporate member, a partner or an employee of an audit firm (or a tax accounting firm) who personally performed the audit work (excluding engagement as a supporting role) for ORIX Group in any fiscal year of the preceding four fiscal years.

(7)	None of an individual’s family members* may fall under any of the following:

i)	A person who was an executive officer or an important employee of the ORIX Group during the past three years.

ii)	A person who falls under one of the criteria specified in (1) through (3), (5) and (6) above; provided, however, that criterion (1) is limited to an executive officer, criterion (2) is limited to a corporate member or a partner of the corporation or other entity and criterion (6) is limited to an executive officer or an employee who performs the audit on the ORIX Group in person.

* Family members include a spouse, those related within the second degree by consanguinity or affinity, or other kin living with the outside director.

(8)	There must be no material conflict of interest or any possible conflict of interest that might influence the individual’s judgment in performing their duties as an outside director.

Audit Committee

The Audit Committee monitors the operational execution of the directors and executive and prepares audit reports. In addition, the Audit Committee proposes the appointment or dismissal of, or the passage of resolutions refusing the reappointment of the Company’s independent certified public accountants to the annual general meeting of shareholders. Eiko Tsujiyama, chairperson of the Audit Committee, is qualified as a certified public accountant and has extensive knowledge in finance and accounting as a professional accountant.

Under the “Company with Nominating Committees, etc.” board model, the directors who compose the Audit Committee are not permitted to be executive officers, executive directors, managers, any other employees or accounting counselors (kaikei san-yo) of the Company or its subsidiaries. Under the “Company with Nominating Committees, etc.” board model, the Audit Committee generally has powers and duties to monitor the performance of the directors and executive officers in the performance of their responsibilities, as well as the right to propose the appointment or dismissal of, or to pass resolutions for refusing reappointment of the Company’s independent certified public accountants at the annual general meeting of shareholders. Any proposal for appointment or dismissal of a certified public accountant needs to be submitted to a general meeting of shareholders for approval. In furtherance of its responsibilities, the Audit Committee also has the power to request a report of business operations from any director, executive officer, manager or other employee at any time, and to inspect for itself the details of the Company’s business operations and financial condition.

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

Executive Officers

Under the “Company with Nominating Committees, etc.” board model, and within the scope of laws and ordinances, corporate decisions made at board of directors meetings are delegated to the executive officers to accelerate and achieve efficiency in business operations. The representative executive officer makes important business execution decisions after deliberations by the Investment and Credit Committee (“ICC”) in accordance with the Company’s internal policies. The business execution duties of executive officers are decided by the board of directors and the representative executive officer and these duties are carried out based upon the Company’s internal policies. Group executives are appointed by the board of directors from among directors and executive officers of Group companies.

Important decision-making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:

Investment and Credit Committee

The ICC, which includes members of top management and the executive officers involved with a given transaction, is held primarily to deliberate and decide on credit transactions and investments that exceed certain specified investment or credit amounts, important matters related to the management of the Company and matters that have been entrusted to the representative executive officer by the board of directors. Matters considered crucial to our operations are decided by the ICC and reported to the board of directors as appropriate.

Group Executive Officer Committee

The Group Executive Officer Committee, in which executive officers and group executives of the Company participate, discusses important matters relate to the business execution of ORIX Group.

Monthly Strategy Meetings

Monthly Strategy Meetings include meetings between top management and the management in charge of individual departments and business units to discuss matters such as the status for achieving of strategic targets and changes in the business environment. Matters of key importance discussed at Monthly Strategy Meetings are then deliberated and decided by the ICC and reported to the board of directors as necessary.

Information Technology Management Committee

The Information Technology Management Committee includes members of top management and the executive officer in charge of information technology (“IT”) systems. It meets to deliberate and approve important matters concerning fundamental policies for IT operations and IT systems. The committee determines the needs of and priorities for IT investment based on ORIX Group’s fundamental IT strategies. This method enables ORIX to ensure that IT decisions are consistent with its business strategies and to make IT investments that contribute to business growth and help reduce risk.

Disclosure Committee

The Disclosure Committee, which plays a key role in our disclosure control, is chaired by the CFO and consists of the executive officers in charge of various departments, including: Treasury and Accounting Headquarters, Credit and Investment Management Headquarters, Enterprise Risk Management Headquarters, Group Human Resources and Corporate Administration Headquarters and Group Internal Audit Department. Upon receiving material information from an executive officer of ORIX Group or the person in charge of an ORIX Group company department, the committee discusses whether or not any timely disclosure is necessary, and takes steps to appropriately disclose such information.

Policies on Auditing and Auditing System

The Audit Committee has established the following five items as its fundamental policies:

•	The Committee shall always emphasize a consolidated management standpoint in auditing.

•

The Committee shall monitor and verify the formulation and status of operations of the Group’s internal control systems. In particular, it shall consider the validity and effectiveness of compliance systems, systems to ensure the credibility of financial reporting, and risk management systems.

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

Based on these fundamental policies, the Audit Committee verifies the status of the performance of duties and the formulation and status of operations of internal control systems with the representative executive officer and the heads of internal control-related and accounting departments, and shares information with the executive officers responsible for the Group Internal Audit Department, the accounting auditor, and others as necessary.

The Auditing functions of the Company are as follows.

Audit Committee

Audit Committee which consists of four outside directors evaluates the Company’s internal control systems from an independent standpoint and may appoint outside experts to conduct its duties if necessary.

Audit Committee Secretariat

Audit Committee Secretariat which includes three staff members, supports the work of the Audit Committee under the Audit Committee’s instructions. The appointment and evaluation of, changes to, and disciplinary action toward the staff of the Audit Committee Secretariat are carried out by the executive officer responsible for the Group Internal Audit Department with the approval of the Audit Committee.

Executive Officer Responsible for Group Internal Audit Department

Executive Officer Responsible for Group Internal Audit Department supports the Audit Committee in collecting information. They are entrusted by the Audit Committee with attending important meetings within the ORIX Group and accurately reporting information essential to auditing activities to the Audit Committee in a timely manner.

Group Internal Audit Department and Group Corporate Auditors

Group Internal Audit Department, which includes 31 staff (as of the end of May 2017), performs internal audits on the effectiveness of internal control systems, and the efficiency and effectiveness of operations, compliance, and other factors pertaining to the management of the ORIX Group through a risk-based approach. It also jointly monitors critical risk through cooperation with 16 full-time corporate auditors (as of the end of May 2017) and internal audit functions at group companies and works to maintain and enhance the ORIX Group’s internal auditing system

AUDITOR INDEPENDENCE

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

In the opinion of management, the provision of non-audit services did not impair the independence of KPMG AZSA LLC.

DIRECTORS

The directors of ORIX as of June 29, 2017 are as follows:

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 29, 2017
Makoto Inoue (Oct. 2, 1952)	Director, Representative Executive Officer, President and Chief Executive Officer, Responsible for Open Innovation Business Department Responsible for Group IoT Business Department, Responsible for New Business Development Department	Apr. 1975	Joined ORIX	59,159
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Executive Officer
		Jan. 2006	Corporate Senior Vice President
		Jun. 2009	Corporate Executive Vice President
		Jun. 2010	Director, Deputy President
		Jan. 2011	Representative Executive Officer, President and Chief Operating Officer
		Jan. 2014	Co-Chief Executive Officer
		Jun. 2014	Chief Executive Officer
		Oct. 2016	Chairman, Robeco Groep N.V.
		Jan. 2017	Responsible for Group IoT Business Department,
Resposible for New Business Development Department I and II
		Apr. 2017	Responsible for New Business Development
		May. 2017	Responsible for Open Innovation Business Department

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 29, 2017

Kazuo Kojima (Jul. 5, 1956)	Director, Representative Executive Officer, Deputy President and Chief Financial Officer	Apr. 1980	Joined ORIX	34,749
		Apr. 2003	Deputy Head of Real Estate Finance Headquarters
		Feb. 2005	Executive Officer
		Jan. 2007	Corporate Senior Vice President
		Jan. 2008	Corporate Executive Vice President
		Jun. 2008	Director
		Sep. 2012	Responsible for Investment and Operation Headquarters
		Jan. 2014	Responsible for Energy and Eco Services Business Headquarters Head of Global Business and Alternative Investment Headquarters
		Jun. 2015	Representative Executive Officer, Deputy President and Chief Financial Officer
		Jan. 2016	Responsible for Corporate Planning Department

Yuichi Nishigori (Jan. 28, 1957)	Director, Corporate Executive Vice President Head of Energy and Eco Services Business Headquarters Director, Ubiteq, INC.	Apr. 1980	Joined The Industrial Bank of Japan, Limited (currently, Mizuho Bank, Ltd.)	14,933
		Apr. 2003	Joined ORIX
		Jan. 2007	Deputy Head of Alternative Investment and Development Headquarters
		Jan. 2009	Executive Officer
		Sep. 2012	Outside Director, Ubiteq, INC.
		Jan. 2014	Corporate Senior Vice President Head of Energy and Eco Services Business Headquarters
		Jun. 2015	Director
		Sep. 2015	Director, Ubiteq, INC.
		Jan. 2016	Corporate Executive Vice President

Kiyoshi Fushitani (Nov. 22, 1950)	Director, Corporate Executive Vice President Head of Global Business Headquarters Head of East Asia Business Headquarters Head of Global Transportation Services Headquarters	Apr.1973	Joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation)	1,500
		Feb.1975	Joined ORIX
		Sep.2012	Deputy Head of Global Business and Alternative Investment Headquarters
		Jan.2015	Corporate Senior Vice President
Head of Global Transportation Services Headquarters
		Jun.2015	Head of East Asia Business Headquarters

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 29, 2017
		Jan. 2016	Corporate Executive Vice President, Head of Global Business Headquarters
		Jun.2016	Director

Stan Koyanagi (Dec. 25, 1960)	Director, Corporate Senior Vice President Responsible for Enterprise Risk Management Global General Counsel	Oct. 1985	Joined SHEPPARD, MULLIN, RICHTER & HAMPTON LLP	0
		Jun. 1988	Joined GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP)
		Jan. 1993	Partner, GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP)
		Mar. 1997	Vice President, ORIX USA CORPORATION
		Mar. 1999	General Counsel, Vice President and Manager, ORIX USA CORPORATION
		Jan. 2004	Vice President and Associate General Counsel, KB HOME
		Jul. 2013	Global General Counsel, Global Business Headquarters
		Jun. 2017	Director, Corporate Senior Vice President Responsible for Enterprise Risk Management Global General Counsel

Hideaki Takahashi (Mar. 22, 1948)	Non-Executive Director, Professor, Graduate School of Media and Governance at Keio University	Aug. 1974	Joined NCR Corporation	0
		Mar. 1992	Deputy President and Representative Director, NCR Japan, Ltd.
		Dec. 1997	Senior Deputy President, NCR Corporation, Chairman and Representative Director, NCR Japan, Ltd.
		Mar. 2000	Deputy President and Representative Director, Fuji Xerox Co., Ltd.
		Jan. 2006	Professor, Graduate School of Media and Governance at Keio University
		Nov. 2006	Part-time Advisor, ORIX
		Jun. 2014	Non-Executive Director, ORIX Special Advisor to CEO

Eiko Tsujiyama (Dec. 11, 1947)	Outside Director Professor, Faculty of Commerce at Waseda University Corporate Auditor, Lawson, Inc.	Apr. 1974	Certified Public Accountant	0
		Aug. 1980	Assistant Professor, College of Humanities at Ibaraki University
		Apr. 1985	Assistant Professor, School of Economics at Musashi University

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 29, 2017
	Audit & Supervisory Board Member, NTT DOCOMO, Inc. Audit & Supervisory Board Member, Shiseido Company, Limited	Apr. 1991	Professor, School of Economics at Musashi University
		Apr. 1996	Dean, School of Economics at Musashi University
		Apr. 2003	Professor, School of Commerce and the Graduate School of Commerce at Waseda University
		Sep. 2004	Professor, Faculty of Commerce at Waseda University
		Jun. 2010	Outside Director, ORIX
		Sep. 2010	Dean, Graduate School of Commerce at Waseda University
		May 2011	Corporate Auditor, Lawson, Inc.
		Jun. 2011	Audit & Supervisory Board Member, NTT DOCOMO, Inc.
		Jun. 2012	Audit & Supervisory Board Member, Shiseido Company, Limited

Robert Feldman (Jun. 12, 1953)	Outside Director Senior Advisor, Morgan Stanley MUFG Securities Co., Ltd.	Oct. 1983	Economist, International Monetary Fund	0
		May 1989	Chief Economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
		Feb. 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
		Apr. 2003	Managing Director, Head of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Jun. 2010	Outside Director, ORIX
		Jul. 2012	Managing Director, Chief Economist and Head of Fixed Income Research, Morgan Stanley MUFG Securities Co., Ltd.
		Mar. 2014	Managing Director and Chief Economist, Morgan Stanley MUFG Securities Co., Ltd.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 29, 2017
		Jan. 2017	Senior Advisor, Morgan Stanley MUFG Securities Co., Ltd.

Takeshi Niinami (Jan. 30, 1959)	Outside Director President and Chief Executive Officer, Member of the Board, Representative Director, Suntory Holdings Limited.	Jun. 1995	President, Sodex Corporation (currently LEOC Co., Ltd.)	0
		Apr. 2001	Unit Manager, Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
		May 2002	President, Representative Director and Executive Officer, Lawson, Inc.
		Mar. 2005	President, Representative Director and CEO, Lawson, Inc
		Jun. 2010 May 2013	Outside Director, ORIX Representative Director and CEO, Lawson, Inc.
		May 2014	Chairman and Representative Director, Lawson, Inc. Chairman and Member of the Board, Lawson, Inc.
		Oct. 2014	President and Chief Executive Officer, Member of the Board, Representative Director, Suntory Holdings Limited.

Nobuaki Usui (Jan. 1, 1941)	Outside Director Corporate Auditor, KONAMI HOLDINGS CORPORATION Corporate Auditor, Miroku Jyoho Service Co., Ltd.	May 1995	Director-General of the Tax Bureau, Ministry of Finance	0
		Jan. 1998	Commissioner, National Tax Agency
		Jul. 1999	Administrative Vice Minister, Ministry of Finance
		Jan. 2003	Governor and CEO, National Life Finance Corporation (currently Japan Finance Corporation)
		Dec. 2008	Chairman, The Japan Research Institute, Limited
		Jun. 2011	Audit & Supervisory Board Member, KONAMI CORPORATION (currently KONAMI HOLDINGS CORPORATION)
		Jun. 2012	Outside Director, ORIX

		Jun. 2016	Outside Auditor of Miroku Jyoho Service Co., Ltd.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 29, 2017
Ryuji Yasuda (Apr. 28, 1946)	Outside Director Outside Director, Yakult Honsha Co., Ltd. Outside Director, Benesse Holdings, Inc. Adjunct Professor, Graduate School of International Corporate Strategy at Hitotsubashi University	Jun. 1991	Director, McKinsey & Company	0
		Jun. 1996	Chairman, A.T. Kearney, Asia
		Jun. 2003	Chairman, J-Will Partners, Co., Ltd.
		Apr. 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
		Jun. 2009	Outside Director, Yakult Honsha Co., Ltd.
		Jun. 2013	Outside Director, ORIX
		Jun. 2015	Outside Director, Benesse Holdings, Inc.

		Mar. 2017	Adjunct Professor, Graduate School of International Corporate Strategy at Hitotsubashi University

Heizo Takenaka (Mar. 3, 1951)	Outside Director Professor, Faculty of Regional Development Studies at Toyo University Chairman and Director, PASONA Group Inc. Director, Academyhills Director, Center for Global Innovation Studies at Toyo University Outside Director, SBI Holdings, Inc.	Apr. 1990	Assistant Professor, Faculty of Policy Management at Keio University	0
		Apr. 1996	Professor, Faculty of Policy Management at Keio University
		Apr. 2001	Minister of State for Economic and Fiscal Policy
		Sep. 2002	Minister of State for Financial Services and for Economic and Fiscal Policy
		Jul. 2004	Elected to House of Councillors
		Sep. 2004	Minister of State for Economic and Fiscal Policy and Communications and Privatization of Postal Services
		Oct. 2005	Minister for Internal Affairs and Communications and Privatization of Postal Services
		Dec. 2006	Director, Academyhills

		Aug. 2009	Chairman and Director, PASONA Group Inc.

		Apr. 2010	Professor, Faculty of Policy Management at Keio University

		Jun. 2015	Outside Director, ORIX

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 29, 2017
		Apr. 2016	Professor, Faculty of Regional Development Studies at Toyo University Director, Center for Global Innovation Studies at Toyo University

		Jun. 2016	Outside Director, SBI Holdings, Inc.

Note:	All ORIX directors are engaged full-time except Hideaki Takahashi, Eiko Tsujiyama, Robert Feldman, Takeshi Niinami, Nobuaki Usui, Ryuji Yasuda and Heizo Takenaka.

EXECUTIVE OFFICERS

The executive officers of the ORIX Group as of June 29, 2017, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Shareholdings as of June 29, 2017
Shintaro Agata	Corporate Executive Vice President	Treasury and Accounting Headquarters	40,900
Takao Kato	Corporate Senior Vice President	Treasury and Accounting Headquarters	17,788
Kazutaka Shimoura	Corporate Senior Vice President	Credit and Investment Management Headquarters Group Internal Audit Department	8,910
Hideto Nishitani	Corporate Senior Vice President	Chairman and President, ORIX USA Corporation	21,477
Satoru Katahira	Corporate Senior Vice President	Chief Information Officer IT Planning Office	15,886
Shuji Irie	Corporate Senior Vice President	Investment and Operation Headquarters	1,692
Satoru Matsuzaki	Executive Officer	Eastern Japan Sales Headquarters	7,292
Hiroshi Nishio	Executive Officer	Global Business Headquarters	2,527
Masaaki Kawano	Executive Officer	Enterprise Risk Management Headquarters	2,356
Shinichi Obara	Executive Officer	Western Japan Sales Headquarters Group Kansai Representative	9,395
Shuichi Murakami	Executive Officer	Special Assignments	3,500
Harukazu Yamaguchi	Executive Officer	Global Business Headquarters	1,196
Hitomaro Yano	Executive Officer	Treasury and Accounting Headquarters	3,500
Toshinari Fukaya	Executive Officer	Real Estate Headquarters Finance and Investment Department	4,200

Name	Title	Areas of duties	Shareholdings as of June 29, 2017
Yasuaki Mikami	Executive Officer	Group Human Resources and Corporate Administration Headquarters Work Style Reform Project	968
Katsunobu Kamei	Group Executive Vice President	President, ORIX Auto Corporation	18,252
Kazunori Kataoka	Group Executive Vice President	President, ORIX Life Insurance Corporation	0
Hiroko Yamashina	Group Executive	President, ORIX Credit Corporation	32,700
Toyonori Takahashi	Group Executive	President, ORIX Real Estate Corporation	6,453

Note:	Name on the family register of Hiroko Yamashina is Hiroko Arai.

EMPLOYEES

As of March 31, 2017, we had 34,835 full-time employees, compared to 33,333 as of March 31, 2016 and 31,035 as of March 31, 2015. We employ 2,693 staff in the Corporate Financial Services segment, 2,684 staff in the Maintenance Leasing segment, 4,542 staff in the Real Estate segment, 12,648 staff in the Investment and Operation segment, 2,742 staff in the Retail segment, 8,268 staff in the Overseas Business segment and 1,258 staff as part of our headquarters function as of March 31, 2017. With the exception of the Overseas Business segment, all other staff are located in Japan. As of March 31, 2017, we had 20,613 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

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

ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥13,032 million, ¥9,417 million and ¥9,136 million in fiscal 2015, 2016 and 2017, respectively.

SHARE OWNERSHIP

As of June 29, 2017, the directors, executive officers and group executives of the Company directly held an aggregate of 309,333 Shares, representing 0.02% of the total Shares issued as of such date.

COMPENSATION

To promote greater management transparency in our governance, we had established the Executive Nomination and Compensation Committee in June 1999. Its functions included recommending executive remuneration. In June 2003, we adopted a “Company with Committees” board model and replaced the Executive Nominating and Compensation Committee with separate Nominating and Compensation Committees. For discussion of these committees, see “Item 6.—Directors, Senior Management and Employees—Nominating Committee” and “—Compensation Committee.”

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

Compensation for directors, executive officers and group executives in fiscal 2017 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Performance- linked compensation (Number of people)	Share component of compensation (Number of people)	Total compensation
Non-Executive Director and Outside Director	¥106	¥0	¥16	¥122
	(8)	(8)	(8)	(8)
Executive Officer and Group Executive	765	368	499	1,632
	(28)	(28)	(28)	(28)

Total	¥871	¥368	¥515	¥1,755
	(36)	(36)	(36)	(36)

As stated in “Compensation policy for Executive Officers” below, from fiscal 2017, the method for deciding the annual portion of this prescribed number of points for the share component of the compensation system for executive officers was revised. Before the revision the provided number of points was uniformly decided by position. However after the change, the standard number of points to be provided according to position held was changed to reflect the consolidated operating performance and the division operating performance of the relevant division for which the executive officer is responsible for fiscal 2017. In accordance with these changes, the method of disclosure was revised to provide a clearer relationship between the share component of the compensation listed above and the performance for fiscal 2017. Up until fiscal 2016, the amount paid listed in the table above was the amount of the share component of compensation actually paid at the time a director or executive officer retired. However from fiscal 2017 onward, the amount paid listed in the table above is calculated by multiplying the number of points confirmed to be provided as the portion for fiscal 2017 by the stock market price paid by the trust (“Board Incentive Plan Trust”) when ORIX’s shares were acquired (¥1,544 per share).

Compensation for Makoto Inoue, Representative Executive Officer, President and Chief Executive Officer of ORIX, for fiscal 2017 was ¥91 million in fixed compensation, ¥79 million in performance-linked compensation and ¥79 million in share component of compensation.

Compensation for Kazuo Kojima, Representative Executive Officer, Deputy President and Chief Financial Officer of ORIX, for fiscal 2017 was ¥51 million in fixed compensation, ¥22 million in performance-linked compensation and ¥30 million in share component of compensation.

Compensation for Tamio Umaki, currently Advisor of ORIX Corporation, as Representative Executive Officer and Deputy President of ORIX, for fiscal 2017 was ¥51 million in fixed compensation, ¥22 million in performance-linked compensation and ¥30 million in share component of compensation.

The actual total amount of the share component of compensation paid in fiscal 2017 was ¥643 million paid to three executive officers who retired during fiscal 2017, one executive officer and one group executive officer who retired before the end of fiscal 2016. The following individuals retired during fiscal year 2017 and were paid share component of compensation totaling over ¥100 million. Compensation for Hiroaki Nishina, currently Advisor of ORIX Corporation and President of ORIX Baseball Club Co., Ltd., as Vice Chairman of ORIX, for fiscal 2017 was ¥35 million in fixed compensation, ¥15 million in performance-linked compensation and ¥308 million in share component of compensation. Compensation for Tetsuo Matsumoto, currently Advisor of ORIX Real Estate Corporation, as Corporate Senior Vice President of ORIX, for fiscal 2017 was ¥21 million in fixed compensation, ¥9 million in performance-linked compensation and ¥128 million in share component of compensation.

The Compensation Committee sets the following “Policy of Determining Compensation of Directors and Executive Officers.”

Policy of Determining Compensation of Directors and Executive Officers

ORIX’s business objective is to increase shareholder value over the medium- to long- term. ORIX believes in the importance of each director’s and executive officer’s responsibly performing his or her duties and cooperation among different business units in order to achieve continued growth of the ORIX Group. The Compensation Committee believes that in order to accomplish such business objectives, directors and executive officers should place emphasis not only on business performance during the current fiscal year, but also on medium- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives. ORIX takes such factors into account when making decisions regarding the compensation system and compensation levels for directors and executive officers. Taking this basic policy into consideration, we have established separate policies for the compensation of directors and executive officers in accordance with their respective roles.

Compensation Policy for Directors

The compensation policy for directors who are not also executive officers aims for composition of compensation that is effective in maintaining supervisory and oversight functions of executive officers’ performance in business operations, which is the main duty of directors. Specifically, ORIX’s compensation structure for directors consists of fixed compensation and share-based compensation*. In addition, the Company strives to maintain a competitive level of director compensation according to the role fulfilled, and receives third-party research reports on director compensation for this purpose.

Fixed compensation is, in principal, a certain amount that is added to the compensation of the chairperson and member of each committee. Share-based compensation reflecting medium- to long- term performance is granted at the time of retirement in the form of ORIX’s shares, which is calculated based on the number of points earned and accumulated by the individual while in office until the end of his or her directorship.

Compensation Policy for Executive Officers

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while also incorporating a component that is linked to current period business performance. Specifically, ORIX’s compensation structure for executive officers consists of fixed compensation, performance-linked compensation, and share-based compensation* as described above. In addition, based on a research report from a third-party compensation consultant, the Company strives to maintain a competitive level of compensation with executive officer compensation functioning as an effective incentive.

Fixed compensation is determined for each individual based on a standard amount for each position. For executive officers, compensation linked to business performance for fiscal 2017 uses the level of achievement of the consolidated net income target as a performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 200% while, at the same time, using the level of achievement of the target of the division for which the relevant executive officer was responsible, adjusting 50% of the position-based standard amount within the range of 0% to 200%. In the case of the representative executive officers, the consolidated net income target is used as a performance indicator, adjusting the standard amount within the range of 0% to 200%. For share component of compensation reflecting medium- to long-term performance, executive officers are granted points on an annual basis based on their position for their period of service, and they are granted ORIX shares corresponding to the amount of points they have accumulated at the time of retirement. The points received each year shall be the result of adjusting 50% of the position-based standard points within the range of 0% to 200% based on the level of achievement of the consolidated net income target, which is used as the consolidated performance indicator, while at the same time adjusting 50% of the position-based standard points within the range of 0% to 200% based on the level of achievement of the operating results target of the division for which the relevant executive officer was responsible. In the case of the representative executive officers, the points received each year shall be the result of adjusting the standard points within the range of 0% to 200% based on the level of achievement of the consolidated net income target, which is used as the consolidated performance indicator.

*	In June 2005, we introduced the share-based component of compensation, which is a program in which points are annually allocated to directors and executive officers based upon prescribed standards while in office, and the actual number of ORIX’s shares calculated based on the number of accumulated points is provided at the time of retirement. In July 2014, we started to provide these shares through a trust established by the Company (“ The Board Incentive Plan Trust ”)**. Points granted to the members of each position are determined based on title and seniority in accordance with guidelines set by the Compensation Committee. The Compensation Committee has not set a fixed term in which directors and executive officers must retain the shares after their retirement. The Compensation Committee may restrict the awarding of stock-based compensation to directors and executive officers in the event that such individuals engage in inappropriate behavior while in office that would inflict harm on the Company.
**	The Company entrusts money to the “ Board Incentive Plan Trust ”, which acquires ORIX’s shares from the stock market for directors and executive officers at the end of his or her tenure using money contributed in advance.

In addition, in June 2005, we established guidelines for ownership of our shares for directors, executive officers and group executives.

The total number of points of the shares component of compensation granted to directors, executive officers and group executives for fiscal 2017 is equivalent to 350,290 points. Under this system, ¥643 million, which is equivalent to 416,541 points accumulated up to the end of tenure, was paid to executive officers and group executives who left their positions during fiscal 2017 and before the end of fiscal 2016. As a result, the balance to directors, executive officers and group executives as of March 31, 2017 was 1,576,708 points.

There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of employment.

The following table shows the names of directors, executive officers and group executives who received stock options, and the number of Shares for which they were granted options, under the stock option plans for each year from 2007 to 2008. No stock options were granted in any year since 2009. Each unit of the Shares has one vote. We have not issued any preferred shares.

Titles for each individual as of June 29, 2017, unless otherwise described, are as follows:

Name	Title	2007–2008 stock option plans
Makoto Inoue	Director, President and Chief Executive Officer	24,000
Kazuo Kojima	Director, Deputy President and Chief Financial Officer	26,000
Yuichi Nishigori	Director, Corporate Executive Vice President	12,000
Kiyoshi Fushitani	Director, Corporate Executive Vice President	0
Stan Koyanagi	Director, Corporate Senior Vice President	0
Hideaki Takahashi	Non-Executive Director	0
Eiko Tsujiyama	Outside Director	0
Robert Feldman	Outside Director	0
Takeshi Niinami	Outside Director	0
Nobuaki Usui	Outside Director	0
Ryuji Yasuda	Outside Director	0
Heizo Takenaka	Outside Director	0
Shintaro Agata	Corporate Executive Vice President	24,000
Takao Kato	Corporate Senior Vice President	11,000
Kazutaka Shimoura	Corporate Senior Vice President	11,000
Hideto Nishitani	Corporate Senior Vice President	5,200
Satoru Katahira	Corporate Senior Vice President	5,600
Shuji Irie	Corporate Senior Vice President	0
Satoru Matsuzaki	Executive Officer	5,200
Hiroshi Nishio	Executive Officer	3,600
Masaaki Kawano	Executive Officer	3,600
Shinichi Obara	Executive Officer	11,000
Shuichi Murakami	Executive Officer	4,800
Harukazu Yamaguchi	Executive Officer	3,600
Hitomaro Yano	Executive Officer	3,200
Toshinari Fukaya	Executive Officer	4,800
Yasuaki Mikami	Executive Officer	0
Katsunobu Kamei	Group Executive Vice President	16,000
Kazunori Kataoka	Group Executive Vice President	0
Hiroko Yamashina	Group Executive	3,600
Toyonori Takahashi	Group Executive	3,600

STOCK OPTION PLAN

We have adopted various incentive plans including a stock option plan. The purpose of our stock option plan is to enhance the link between management, corporate performance and stock price, and, in this way, improve our business results. These plans are administered by ORIX’s Human Resources Department. For further discussion of stock-based compensation, see Note 19 of “Item 18. Financial Statements.”

At the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, our shareholders approved stock option plans under which ORIX purchased shares from the open market and held them for transfer to ORIX’s directors and executive officers and some employees upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executive officers and certain employees of our subsidiaries and affiliates. From 2009 to 2016, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

Options granted under stock option plans generally expire one year after the termination of the option holder’s service with ORIX Group.

The following is an outline of the stock option plans authorized since 2007:

	Shares granted	Exercise price per Share	Option expiration date
2007 Stock Acquisition Rights Plan	1,449,800	¥3,100	June 22, 2017
2008 Stock Acquisition Rights Plan	1,479,000	¥1,689	June 24, 2018

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2017.

Each unit of Shares (1 unit = 100 Shares) has one vote, and none of our major shareholders have different voting rights. We do not issue preferred shares.

Name	Number of Shares held	Percentage of Issued shares
	(Thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	107,858	8.14
The Master Trust Bank of Japan, Ltd. (Trust Account)	74,540	5.62
Japan Trustee Services Bank, Ltd. (Trust Account 9)	39,942	3.01
State Street Bank and Trust Company	25,681	1.93
Japan Trustee Services Bank, Ltd. (Trust Account 5)	25,676	1.93
The Chase Manhattan Bank 385036	25,233	1.90
CITIBANK, N.A. -N.Y , AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	24,287	1.83
State Street Bank and Trust Company 505225	21,376	1.61
State Street Bank West Client Treaty 505234	20,358	1.53
Japan Trustee Services Bank, Ltd. (Trust Account 7)	19,392	1.46

ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2017, the percentage of issued Shares held by overseas corporations and individuals was 57.88%. On March 31, 2017, approximately 4,857,401 ADSs were outstanding (equivalent to 24,287,005 or approximately 1.83% of ORIX’s issued Shares as of that date). As of March 31, 2017, all our ADSs were held by one record holder in the United States.

On March 6, 2017, BlackRock Group submitted a filing to the Kanto Local Finance Bureau indicating that BlackRock, Inc., primarily through BlackRock Japan Co., Ltd, held 80,494,893 Shares, representing 6.08% of ORIX’s outstanding Shares, as part of BlackRock, Group’s assets under management.

On February 13, 2017, Fidelity Group submitted a filing to the Securities and Exchange Commission indicating that FMR LLC held 69,078,144 Shares, representing 5.22% of ORIX’s outstanding Shares, as part of Fidelity Group’s assets under management.

On February 10, 2017, Sumitomo Mitsui Trust Holdings, Inc. submitted a filing to the Securities and Exchange Commission indicating that Sumitomo Mitsui Trust Holdings, Inc. held 71,391,700 Shares, representing 5.4% of ORIX’s outstanding Shares, as part of Sumitomo Mitsui Trust Holdings, Inc.’s assets under management.

On February 7, 2017, Capital Group submitted a filing to the Kanto Local Finance Bureau indicating that Capital Group, primarily through Capital Research and Management Company, held 52,648,184 Shares, representing 3.98% of ORIX’s outstanding Shares, as part of Capital Group’s assets under management.

On October 21, 2016, Asset Management One, Inc. submitted a filing to the Kanto Local Finance Bureau indicating that Asset Management One, Inc. held 69,295,000 Shares, representing 5.23% of ORIX’s outstanding Shares, as part of Asset Management One, Inc.’s assets under management.

RELATED PARTY TRANSACTIONS

To our knowledge, no individual beneficially owns 5% or more of any class of the Shares that might give that individual significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe that we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

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

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph other than those listed in the table below. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥38,721 million as of March 31, 2017 and did not exceed ¥39,000 million at any time during fiscal 2017.

Each of these loans was made in the ordinary course of business. The following table describes, for each related party borrower, the applicable interest rate (or range of interest rates), the largest aggregate amount outstanding during fiscal 2017 and the aggregate amount outstanding as of March 31, 2017.

Related Party	The largest aggregate amount outstanding during fiscal 2017	Aggregate amount outstanding as of March 31, 2017	Interest rate
	(Millions of yen)		(%)
Flexible Energy Service Co., Ltd.	¥2	¥2	3.2
Plaza Sunroute Co.	1,105	1,000	3.5
Sharp Office Rental Corporation	9	7	5.7 – 5.8
THE CHUGIN LEASE CO., LTD.	429	0	1.1
Pacific League Marketing Corporation	168	157	2.9
Kansai Airports	12,363	12,002	6.5
Kada Greenfarm Co., Ltd.	3	3	3.1
Wind Power Energy K.K.	220	0	1.3
YM Leasing Corporation	431	392	0.9 – 1.1
Hyakugo Leasing Company Limited	50	30	0.8
Torigin Leasing Corporation	124	83	0.8 – 1.0
TOMONY Lease, Inc.	140	60	1.0
Hasegawa Holdings Co., Ltd.	83	0	1.5
H&O MEDICAL INC.	2,200	2,090	5.0
Magix Airlease Limited	3,360	931	9.0
Meritix Airlease Limited	5,135	3,994	6.0 – 9.5
SORA Airlease Limited	3,307	3,307	6.0 – 9.5
Houlihan Lokey, Inc.	5,071	1,683	2.3 – 2.8
RAM INDUSTRIES INC.	947	890	13.0
L&S Mechanical, LLC	387	0	12.0 – 13.0
Ontario Drive & Gear Limited	405	390	13.5
Shipston Equity Holdings, LLC	2,865	2,761	12.0 – 13.0
Sazanka Marine S.A.	134	129	1.0
Tsubaki Marine S.A.	134	129	1.0
Dalian Financial & Industrial Investment Group Co., Ltd.	8,389	8,389	4.5 – 6.4
Mode Apartments Unit Trust	271	271	0.8
Tokyo Yamaki Inc.	105	20	2.6 – 2.7

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

TOKYO STOCK EXCHANGE PRICE PER SHARE

	Price per Share (¥)		Translated into dollars per ADS
	High	Low	High	Low
Fiscal Year ended March 31, 2013	1,217	642	65	41
Fiscal Year ended March 31, 2014	1,873	1,152	92	61
Fiscal Year ended March 31, 2015	1,788.5	1,300.0	84	57
Fiscal Year ended March 31, 2016
First fiscal quarter	2,022.5	1,687.0	83	71
Second fiscal quarter	1,914.0	1,464.0	76	63
Third fiscal quarter	1,850.5	1,628.0	78	68
Fourth fiscal quarter	1,842.0	1,262.5	75	59
Fiscal Year ended March 31, 2017
First fiscal quarter	1,686.5	1,256.0	77	62
Second fiscal quarter	1,569.5	1,251.0	76	63
Third fiscal quarter	1,895.0	1,440.5	83	69
Fourth fiscal quarter	1,898.0	1,647.5	81	74
Recent Six Months
December 2016	1,895.0	1,721.0	83	76
January 2017	1,898.0	1,707.0	81	75
February 2017	1,767.0	1,689.5	78	75
March 2017	1,774.5	1,647.5	78	74
April 2017	1,737.5	1,636.0	79	74
May 2017	1,784.5	1,702.5	80	76

NEW YORK STOCK EXCHANGE

The ADS are listed on the New York Stock Exchange under the symbol “IX.”

One ADSs represents five shares. On March 31, 2017, approximately 4,857,401 ADSs were outstanding. This is equivalent to 24,287,005 or approximately 1.86% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by one record holder in the United States.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

	Price per ADS ($)		Average daily trading volume (shares)
	High	Low
Fiscal Year ended March 31, 2013	65	41	12,818
Fiscal Year ended March 31, 2014	92	61	22,160
Fiscal Year ended March 31, 2015	84	57	21,637
Fiscal Year ended March 31, 2016
First fiscal quarter	83	71	39,876
Second fiscal quarter	76	63	26,016
Third fiscal quarter	78	68	22,261
Fourth fiscal quarter	75	59	52,768
Fiscal Year ended March 31, 2017
First fiscal quarter	77	62	47,269
Second fiscal quarter	76	63	50,070
Third fiscal quarter	83	69	45,264
Fourth fiscal quarter	81	74	36,993
Recent Six Months
December 2016	83	76	43,575
January 2017	81	75	31,290
February 2017	78	75	43,347
March 2017	78	74	35,730
April 2017	79	74	34,362
May 2017	80	76	28,714

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

Purposes

Our corporate purposes, as provided in Article 2 of our Articles of Incorporation, are to engage in the following businesses: (i) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types; (ii) moneylending business, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, agent for collection of money and other financial business; (iii) holding, investment in, management, purchase and sale of financial instruments such as securities and other investment business; (iv) advice, brokerage and agency relating to the merger, capital participation, business alliance and business succession and reorganization, etc.; (v) financial instruments and exchange business, financial instruments broker business, banking, trust and insurance business, advisory service business relating to investment in commodities, trust agreement agency business and credit management and collection business; (vi) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance;(vii) lease, purchase and sale, ground preparation, development, maintenance and management of real property and warehousing; (viii) contracting for construction, civil engineering, building utility and interior and exterior furnishing, and design and supervision thereof; (ix) management of various facilities for sports, lodging, restaurant, medical treatment, welfare and training and education, and conducting sports, etc.; (x) facility planning, development, maintenance, management and operation of airports, roads, other public facilities and similar kinds of aforementioned facilities and the assumption or undertaking of public works; (xi) production, processing, sale, purchase, research and development of agricultural products, food products and agriculture-related products and facilities; (xii) waste-disposal business; (xiii) trading of emission rights for greenhouse gases and other various subjects; (xiv) supply of various energy resources and the products in relation thereto; (xv) planning, developing, contracting for, lease and sale of, intangible property rights; (xvi) information processing and providing services, telecommunications business; (xvii) business of dispatching workers to enterprise and employment agency business; (xviii) purchase and sale of antiques; (xix) transport business; (xx) mining of various minerals, and the manufacture and sale of the products in relation thereto; (xxi) brokerage, agency, investigation and consulting for business relating to any of the preceding items, and pension consulting service; (xxii) as a result of holding shares in a subsidiary company engaged in those activities, engaging in business relating to any of the preceding items and managing such company’s business activities; and (xxiii) any and all businesses incidental or related to any of the preceding items.

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

Year ended	Dividends applicable to fiscal year per share	Translated into dollar per ADS
March 31, 2013	13.00	0.64
March 31, 2014	23.00	1.12
March 31, 2015	36.00	1.45
March 31, 2016	45.75	2.09
March 31, 2017	52.25	2.39

ORIX aims to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at the level in line with its business performance.

Based on this fundamental policy, the annual dividend is 52.25 yen per share (interim dividend paid was 23.00 yen per share and year-end dividend is 29.25 yen per share) from 45.75 yen per share in the previous fiscal year.

For the next fiscal year ending March 31, 2018, we will continue to focus on the optimal balance of securing capital for investment in future profit growth and providing an appropriate level of dividends to shareholders. The interim dividend for the next fiscal year is projected at 27.00 yen per share. The year-end dividend for the next fiscal year is to be determined.

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

Pursuant to the Act on Special Measures Concerning Taxation and the Act on Special Measures Concerning the Securing of Financial Resources for Reconstruction Measures Involving the Great East Japan Earthquake, the Japanese withholding tax rate applicable to dividends on Shares or ADSs paid to nonresident Holders by us is 15.315% for dividends. However, where an individual nonresident Holder who holds 3% or more of the total number of shares issued by us, the withholding tax rate applicable will be 20.42% for dividends. Japan has entered into income tax treaties, conventions and agreements where this withholding tax rate is, in some cases, reduced to a lower percentage for portfolio investors. Nonresident Holders who are entitled under an applicable treaty, convention, or agreement to this reduced Japanese withholding tax rate are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant Japanese tax authority before the payment of dividends. A standing proxy for a nonresident Holder may provide such application service. Nonresident Holders who do not submit an application in advance will be entitled to claim the refund from the relevant Japanese tax authority of those withholding taxes withheld in excess of the rate of an applicable tax treaty.

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

Certain U.S. Holders who are individuals (and certain entities closely held by individuals) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for financial assets held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the Shares or ADSs.

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

Interest Rate Risk

Many of our assets and liabilities are composed of floating and fixed rate assets and liabilities. Movements in market interest rates affect gains and losses in those assets and liabilities. Accordingly, we endeavor to reduce interest rate risk through techniques such as funding interest rate bearing assets through liabilities with similar interest rate characteristics, e.g., financing floating-rate assets with floating-rate liabilities and financing fixed-rate assets with fixed-rate liabilities.

We manage asset and liability through various methods including conducting gains and losses impact analysis and balance sheet fair value analysis when market interest rates fluctuate, constructing balance sheets for fixed rate assets and liabilities, and those for floating rate, testing interest rate sensitivities.

The table of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and long- and short-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2017 were: 4.1% for installment loans, 2.2% for investment in securities (floating and fixed rate), 1.2% for long- and short-term debt and 0.2% for deposits. As of March 31, 2017, the average payment rate of interest rate swaps was 0.9% and the average receipt rate was 0.3%. The average interest rates of financial instruments as of March 31, 2016 were: 4.2% for installment loans, 1.9% for investments in securities (floating and fixed rate), 1.1% for long- and short-term debt and 0.3% for deposits. As of March 31, 2016, the average payment rate of interest rate swaps was 1.0% and the average receipt rate was 0.5%. As of March 31, 2017, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2016. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY

NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2017 Estimated Fair Value
	Year ending March 31,
	2018	2019	2020	2021	2022
	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥261,895	¥137,602	¥100,660	¥75,782	¥60,531	¥320,558	¥957,028	¥956,793
Average interest rate	5.5%	7.5%	7.0%	7.4%	6.7%	4.8%	5.9%	—
Installment loans (floating rate)	¥211,795	¥171,271	¥156,307	¥147,248	¥129,390	¥1,017,872	¥1,833,883	¥1,807,939
Average interest rate	3.8%	3.5%	4.0%	3.7%	3.7%	2.5%	3.1%	—
Investment in securities (fixed rate)	¥44,113	¥79,069	¥75,813	¥70,287	¥31,999	¥767,070	¥1,068,351	¥1,110,901
Average interest rate	1.5%	0.7%	0.6%	1.0%	0.7%	2.3%	1.9%	—
Investment in securities (floating rate)	¥10,973	¥13,037	¥6,930	¥5,765	¥4,673	¥56,513	¥97,891	¥101,205
Average interest rate	5.0%	5.1%	4.7%	5.4%	5.0%	5.9%	5.5%	—
Liabilities:
Short-term debt	¥283,467	¥—	¥—	¥—	¥—	¥—	¥283,467	¥283,467
Average interest rate	1.7%	—	—	—	—	—	1.7%	—
Deposits	¥1,216,008	¥203,319	¥82,894	¥78,150	¥33,737	¥500	¥1,614,608	¥1,615,655
Average interest rate	0.2%	0.3%	0.3%	0.4%	0.2%	0.2%	0.2%	—
Long-term debt (fixed rate)	¥487,530	¥299,257	¥192,211	¥261,401	¥255,902	¥330,945	¥1,827,246	¥1,832,463
Average interest rate	1.4%	1.4%	1.4%	1.2%	1.8%	1.2%	1.4%	—
Long-term debt (floating rate)	¥337,496	¥335,475	¥277,237	¥203,983	¥184,826	¥688,721	¥2,027,738	¥2,030,352
Average interest rate	1.1%	1.2%	1.3%	1.0%	1.0%	0.8%	1.0%	—
NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS
	Expected Maturity Date					Thereafter	Total	March 31, 2017 Estimated Fair Value
	Year ending March 31,
	2018	2019	2020	2021	2022
	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥12,126	¥64,522	¥32,289	¥3,460	¥8,594	¥127,464	¥248,455	¥(4,285)
Average pay rate	1.4%	0.6%	0.8%	1.7%	0.9%	1.0%	0.9%	—
Average receive rate	0.8%	0.4%	0.5%	1.3%	0.3%	0.2%	0.3%	—
Notional amount (fixed to floating)	¥3,000	¥0	¥0	¥0	¥0	¥0	¥3,000	¥22
Average pay rate	0.4%	—	—	—	—	—	0.4%	—
Average receive rate	2.1%	—	—	—	—	—	2.1%	—

The above table excludes “purchased loans,” for which there is which are exposed to interest rate , because it is difficult to estimate the timing and extent of collection of such loans. “Purchased loans” are deteriorated credit loans which we acquire at a discount and for which full collection of all contractually required payments from the debtors is unlikely under ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”). The total book value of our purchased loans as of March 31, 2017 was ¥24,795 million.

Long-term debt (floating rate) in the table above include the amount of the ¥94,000 million of subordinated syndicated loan (hybrid loan, whose maturity date is year 2076) conducted in fiscal 2017, of which ¥60,000 million and ¥34,000 million can be repaid after 5 years and 7 years respectively.

We are also exposed to interest rate risks on life insurance businesses, because revenues from life insurance related investment income fluctuates based on changes in market interest rates, while life insurance premiums and costs do not.

Exchange Rate Risk

We hold foreign currency-denominated assets and liabilities and deal in foreign currencies. It is our policy to match balances of foreign currency-denominated assets and liabilities as a means of hedging exchange rate risk. There are, however, cases where a certain part of our foreign currency-denominated investments are not hedged for such risk.

We have identified all positions subject to exchange rate including retained earnings accumulated in foreign currencies in our overseas subsidiaries, which is translated to Japanese yen upon consolidation, as a major position subject to exchange rate risk. ORIX shareholders’ equity is accordingly subject to exchange rate risk arising from such translations. For other positions, potential losses in future earnings are calculated using several hypothetical scenarios with 10% changes in the relevant currencies. Based on these scenarios, exchange losses in future earnings were estimated to be ¥1,069 million and ¥635 million as of March 31, 2016 and 2017, respectively. The largest such losses were estimated in scenarios where the euro appreciated 10% against the U.S. dollar from the rate in effect on March 31, 2016 and 2017.

Risk of Market Prices in Stocks

We have marketable stocks that are subject to price risk arising from changes in their market prices. Our shareholders’ equity and net income bear risks due to changes in the market prices of these securities. To manage these risks of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2016 and 2017, respectively, and under such circumstances estimate ¥11,135 million and ¥9,303 million decrease in the fair value of our equity securities as of March 31, 2016 and 2017.

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

PAYMENTS TO ORIX FROM THE DEPOSITARY

The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, and proxy voting and related expenses. In fiscal 2017, this amount was $84,285.

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

Item 15. Controls and Procedures

As of March 31, 2017, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, as amended). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding the achievement of management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms. There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2017 by using the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2017.

The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our consolidated financial statements as of and for each of the years in the three-year period ended March 31, 2017, as stated in their attestation report which is included in Item 18 (page F-3).

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

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2016 and 2017, KPMG (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥2,338 million and ¥2,443 million, respectively, for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2016 and 2017, KPMG billed us ¥101 million and ¥137 million, respectively, for audit-related services, including attestation, assurance and related services that are not reported under audit fees.

TAX FEES

In fiscal 2016 and 2017, KPMG billed us ¥139 million and ¥161 million, respectively, for tax-related services, including tax compliance and tax advice.

ALL OTHER FEES

In fiscal 2016 and 2017, KPMG billed us ¥1 million and ¥0 million, respectively, for other products and services which primarily consisted of advisory services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2017	(a) Total number of Shares Purchased	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs*[1,2]	(d) Maximum Number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs*[1,2]
April 2016	50	¥1,571	0	¥0
May 2016	150	1,565	0	0
June 2016	30	1,392	0	0
July 2016	20	1,264	0	0
August 2016	50	1,417	0	0
September 2016	0	0	0	0
October 2016	0	0	0	50,000,000,000
November 2016	1,691,770	1,542	1,691,600	47,392,234,500
December 2016	240	1,829	0	47,392,234,500
January 2017	200	1,840	0	47,392,234,500
February 2017	10	1,707	0	47,392,234,500
March 2017	4,853,120	1,707	4,853,000	39,109,029,050

Total	6,545,640	¥1,664	6,544,600	¥39,109,029,050

*[1]	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on October 26, 2016 and February 16, 2017.

•	Classification of shares to be repurchased: Common shares

•	Total number of shares: Up to 39,000,000 shares (approx.2.97% of the total outstanding shares (excluding treasury shares))

•	Total value of shares to be repurchased: Up to 50 billion yen

•	Repurchase period: From October 27, 2016 to May 15, 2017

•	Method of share repurchase: Open market purchases on the Tokyo Stock Exchange

*[2]	The share repurchase based on the above resolution at the Board of Directors meeting was completed. The details of share repurchasing susequent to the balance sheet data are as follows.

•	Classification of shares acquired: Common shares

•	Total number of shares acquired: 23,448,500 shares

•	Total value of shares acquired: 39,108,901,400 yen

•	Acquisition period: From April 1, 2017 to April 21, 2017

•	Acquisition method: Open market purchases on the Tokyo Stock Exchange

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

The composition of our board of directors and its committees differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy in order to maintain a NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our board of directors or our Nominating, Audit, and Compensation Committees. Under Japanese law, a majority of the membership on our committees must be “outside directors”—a Japanese law concept that shares similarities with the U.S. concept of “independent director.” However, we are not required to include on our board of directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors. Six of our 12 directors are considered outside directors. We have adopted a written charter for our Compensation Committee that addresses committee member appointment and removal, committee structure and operations, and reporting to the board. However, our Compensation Committee has not retained, or obtained the advice of, a compensation consultant, independent legal counsel or other adviser.

Under the Companies Act, an outside director is a director (i) who is not an executive director, executive officer (shikko-yaku), manager or any other kind of employee (collectively called “Executive Directors and Employees”)of the Company or its subsidiaries and who has not been the Executive Directors and Employees in the past 10 years of the Company or its subsidiaries; (ii) who has not been the Executive Directors and Employees of the Company or its subsidiaries for the past 10 years from the assumptions of any of the position of director, accounting advisor, or auditor; (iii) who is not a person with a controlling stake in the management of the Company, such as a holder of 50 percent or more of the Company’s shares, etc., or has not been the Executive Directors and Employees of the parent company of the Company; (iv) who has not been the Executive Directors and Employees of any other company with same parent company; and (v) who has not been the spouse or the kin (within the second degree) of any director, manager or any other kind of important employee of the Company, or a person with a controlling stake in the management of the Company, such as a holder of 50 percent or more of the Company’s shares etc.

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

Item 18. Financial Statements

See pages F-1 through F-139.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2016 and 2017 (page F-4 to F-5);

(b)	Consolidated Statements of Income for the years ended March 31, 2015, 2016 and 2017 (page F-6 to F-7);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2015, 2016 and 2017 (page F-8);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2015, 2016 and 2017 (page F-9 to F-10);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2015, 2016 and 2017 (page F-11);

(f)	Notes to Consolidated Financial Statements (page F-12 to F-138);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-139).

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 27, 2017.

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 1, 2015 (Incorporated by reference from the annual report on Form 20-F filed on June 25, 2015, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on October 7, 2013 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1	List of subsidiaries.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 12.1	Certifications required by Rule 13a-14 (a) (17 CFR 240.13a-14 (a)) or Rule 15d-14 (a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14 (b) (17 CFR 240.13a-14 (b)) or Rule 15d-14 (b) (17 CFR 240.15d 14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm

Exhibit 101	Instance Document.

Exhibit 101	Schema Document.

Exhibit 101	Calculation Linkbase Document.

Exhibit 101	Definition Linkbase Document.

Exhibit 101	Labels Linkbase Document.

Exhibit 101	Presentation Linkbase Document.

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

Date: June 29, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2016 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2017. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2016 and 2017, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2017, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ORIX Corporation’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 29, 2017 expressed an unqualified opinion on the effectiveness of ORIX Corporation’s internal control over financial reporting.

KPMG AZSA LLC

Tokyo, Japan

June 29, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited ORIX Corporation’s (a Japanese corporation) internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on ORIX Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, ORIX Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2016 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2017, and our report dated June 29, 2017 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA LLC

Tokyo, Japan

June 29, 2017

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2016 AND 2017

ORIX Corporation and Subsidiaries

			Millions of yen
			2016	2017
ASSETS
Cash and Cash Equivalents			¥730,420	¥1,039,870
Restricted Cash			80,979	93,342
Investment in Direct Financing Leases			1,190,136	1,204,024
Installment Loans			2,592,233	2,815,706
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2016	¥20,673	million
March 31, 2017	¥19,232	million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses			(60,071)	(59,227)
Investment in Operating Leases			1,349,199	1,313,164
Investment in Securities			2,344,792	2,026,512
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2016	¥27,367	million
March 31, 2017	¥24,894	million
Property under Facility Operations			327,016	398,936
Investment in Affiliates			530,667	524,234
Trade Notes, Accounts and Other Receivable			294,638	283,427
Inventories			139,950	117,863
Office Facilities			120,173	110,781
Other Assets			1,352,786	1,363,263
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2016	¥37,855	million
March 31, 2017	¥22,116	million

Total Assets			¥10,992,918	¥11,231,895

Notes

1:     Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

2: The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	2016	2017
Cash and Cash Equivalents	¥4,697	¥5,674
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	134,604	90,822
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	195,702	186,818
Investment in Operating Leases	227,340	151,686
Property under Facility Operations	79,697	109,656
Investment in Affiliates	65,059	53,046
Other	93,410	105,591

	¥800,509	¥703,293

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF MARCH 31, 2016 AND 2017

ORIX Corporation and Subsidiaries

			Millions of yen
			2016	2017
LIABILITIES AND EQUITY
Liabilities:
Short-term Debt			¥349,624	¥283,467
Deposits			1,398,472	1,614,608
Trade Notes, Accounts and Other Payable			266,216	251,800
Policy Liabilities and Policy Account Balances			1,668,636	1,564,758
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2016	¥795,001	million
March 31, 2017	¥605,520	million
Income Taxes:
Current			17,398	93,884
Deferred			341,360	351,828
Long-term Debt			3,936,918	3,854,984
Other Liabilities			534,008	562,393

Total Liabilities			8,512,632	8,577,722

Redeemable Noncontrolling Interests			7,467	6,548

Commitments and Contingent Liabilities
Equity:
Common stock:			220,469	220,524
Authorized:	2,590,000,000	shares
Issued:
March 31, 2016	1,324,058,828	shares
March 31, 2017	1,324,107,328	shares
Additional Paid-in Capital			257,629	268,138
Retained Earnings			1,864,241	2,077,474
Accumulated Other Comprehensive Income (Loss)			(6,222)	(21,270)
Treasury Stock, at Cost:			(25,686)	(37,168)
March 31, 2016	14,544,808	shares
March 31, 2017	21,520,267	shares

ORIX Corporation Shareholders’ Equity			2,310,431	2,507,698
Noncontrolling Interests			162,388	139,927

Total Equity			2,472,819	2,647,625

Total Liabilities and Equity			¥10,992,918	¥11,231,895

Notes

1:     The Company’s shares held through the Board Incentive Plan Trust (1,696,217 shares as of March 31, 2016 and 2,126,076 shares as of March 31, 2017) are included in the number of treasury stock shares as of March 31, 2016 and 2017.

2:     Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

3: The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	2016	2017
Trade Notes, Accounts and Other Payable	¥1,576	¥2,998
Long-Term Debt	479,152	438,473
Other	11,778	10,391

	¥492,506	¥451,862

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

ORIX Corporation and Subsidiaries

	Millions of yen
	2015	2016	2017
Revenues:
Finance revenues	¥186,883	¥200,889	¥200,584
Gains on investment securities and dividends	56,395	35,786	30,328
Operating leases	363,095	373,910	398,655
Life insurance premiums and related investment income	351,493	189,421	295,940
Sales of goods and real estate	450,869	834,010	1,015,249
Services income	765,548	735,186	737,903

Total revenues	2,174,283	2,369,202	2,678,659

Expenses:
Interest expense	72,647	72,821	72,910
Costs of operating leases	238,157	245,069	243,537
Life insurance costs	271,948	121,282	200,158
Costs of goods and real estate sold	402,021	748,259	928,794
Services expense	425,676	445,387	451,277
Other (income) and expense, net	23,674	(3,729)	(4,396)
Selling, general and administrative expenses	427,816	422,692	418,746
Provision for doubtful receivables and probable loan losses	11,631	11,717	22,667
Write-downs of long-lived assets	34,887	13,448	9,134
Write-downs of securities	8,997	4,515	6,608

Total expenses	1,917,454	2,081,461	2,349,435

Operating Income	256,829	287,741	329,224
Equity in Net Income of Affiliates	30,531	45,694	26,520
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	20,575	57,867	63,419
Bargain Purchase Gain	36,082	0	5,802

Income before Income Taxes and Discontinued Operations	344,017	391,302	424,965
Provision for Income Taxes	89,057	120,312	144,039

Income from Continuing Operations	254,960	270,990	280,926

Discontinued Operations:
Income from discontinued operations, net	463	0	0
Provision for income taxes	(166)	(0)	(0)

Discontinued operations, net of applicable tax effect	297	0	0

Net Income	255,257	270,990	280,926

Net Income Attributable to the Noncontrolling Interests	15,339	10,002	7,255

Net Income Attributable to the Redeemable Noncontrolling Interests	4,970	819	432

Net Income Attributable to ORIX Corporation Shareholders	¥234,948	¥260,169	¥273,239

Note

1:      Pursuant to FASB ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

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

	Millions of yen
	2015	2016	2017
Income Attributable to ORIX Corporation Shareholders:
Income from Continuing Operations	¥234,651	¥260,169	¥273,239
Discontinued Operations	297	0	0

Net income Attributable to ORIX Corporation Shareholders	¥234,948	¥260,169	¥273,239

	Yen
	2015	2016	2017
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥179.24	¥198.73	¥208.88
Discontinued operations	0.23	0.00	0.00

Net income attributable to ORIX Corporation shareholders	¥179.47	¥198.73	¥208.88
Diluted:
Income from continuing operations	¥178.99	¥198.52	¥208.68
Discontinued operations	0.22	0.00	0.00

Net income attributable to ORIX Corporation shareholders	¥179.21	¥198.52	¥208.68
Cash Dividends	23.00	58.00	46.75

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

ORIX Corporation and Subsidiaries

	Millions of yen
	2015	2016	2017
Net Income	¥255,257	¥270,990	¥280,926

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	9,867	(3,121)	(14,926)
Net change of defined benefit pension plans	(14,952)	(4,123)	7,670
Net change of foreign currency translation adjustments	37,155	(26,957)	(5,968)
Net change of unrealized gains (losses) on derivative instruments	(561)	(4,063)	326

Total other comprehensive income (loss)	31,509	(38,264)	(12,898)

Comprehensive Income	286,766	232,726	268,028

Comprehensive Income Attributable to the Noncontrolling Interests	7,314	7,414	4,276

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	14,265	1,738	374

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥265,187	¥223,574	¥263,378

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2014	¥219,546	¥255,449	¥1,468,172	¥38	¥(23,859)	¥1,919,346	¥177,019	¥2,096,365

Contribution to subsidiaries						0	26,447	26,447
Transaction with noncontrolling interests		(505)		96		(409)	(40,735)	(41,144)
Comprehensive income, net of tax:
Net income			234,948			234,948	15,339	250,287
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				11,679		11,679	(1,812)	9,867
Net change of defined benefit pension plans				(13,218)		(13,218)	(1,734)	(14,952)
Net change of foreign currency translation adjustments				32,284		32,284	(4,424)	27,860
Net change of unrealized losses on derivative instruments				(506)		(506)	(55)	(561)

Total other comprehensive income(loss)						30,239	(8,025)	22,214

Total comprehensive income						265,187	7,314	272,501

Cash dividends			(30,117)			(30,117)	(4,172)	(34,289)
Exercise of stock options	510	504				1,014	0	1,014
Acquisition of treasury stock					(3,423)	(3,423)	0	(3,423)
Disposal of treasury stock		(697)	(174)		871	0	0	0
Adjustment of redeemable noncontrolling interests to redemption value			(220)			(220)	0	(220)
Other, net		844	(24)			820	0	820

Balance at March 31, 2015	¥220,056	¥255,595	¥1,672,585	¥30,373	¥(26,411)	¥2,152,198	¥165,873	¥2,318,071

Contribution to subsidiaries						0	6,801	6,801
Transaction with noncontrolling interests		1,918				1,918	(10,519)	(8,601)
Comprehensive income, net of tax:
Net income			260,169			260,169	10,002	270,171
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(3,145)		(3,145)	24	(3,121)
Net change of defined benefit pension plans				(4,436)		(4,436)	313	(4,123)
Net change of foreign currency translation adjustments				(25,197)		(25,197)	(2,679)	(27,876)
Net change of unrealized losses on derivative instruments				(3,817)		(3,817)	(246)	(4,063)

Total other comprehensive income (loss)						(36,595)	(2,588)	(39,183)

Total comprehensive income						223,574	7,414	230,988

Cash dividends			(76,034)			(76,034)	(7,181)	(83,215)
Exercise of stock options	413	409				822	0	822
Acquisition of treasury stock					(2)	(2)	0	(2)
Disposal of treasury stock		(426)	(53)		727	248	0	248
Adjustment of redeemable noncontrolling interests to redemption value			7,557			7,557	0	7,557
Other, net		133	17			150	0	150

Balance at March 31, 2016	¥220,469	¥257,629	¥1,864,241	¥(6,222)	¥(25,686)	¥2,310,431	¥162,388	¥2,472,819

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2016	¥220,469	¥257,629	¥1,864,241	¥(6,222)	¥(25,686)	¥2,310,431	¥162,388	¥2,472,819

Contribution to subsidiaries						0	20,811	20,811
Transaction with noncontrolling interests		10,516		(5,187)		5,329	(42,421)	(37,092)
Comprehensive income, net of tax:
Net income			273,239			273,239	7,255	280,494
Other comprehensive income (loss)
Net change of unrealized losses on investment in securities				(14,918)		(14,918)	(8)	(14,926)
Net change of defined benefit pension plans				7,508		7,508	162	7,670
Net change of foreign currency translation adjustments				(2,725)		(2,725)	(3,185)	(5,910)
Net change of unrealized gains on derivative instruments				274		274	52	326

Total other comprehensive income (loss)						(9,861)	(2,979)	(12,840)

Total comprehensive income						263,378	4,276	267,654

Cash dividends			(61,299)			(61,299)	(5,127)	(66,426)
Exercise of stock options	55	26				81	0	81
Acquisition of treasury stock					(12,128)	(12,128)	0	(12,128)
Disposal of treasury stock		(409)			646	237	0	237
Adjustment of redeemable noncontrolling interests to redemption value			1,293			1,293	0	1,293
Other, net		376				376	0	376

Balance at March 31, 2017	¥220,524	¥268,138	¥2,077,474	¥(21,270)	¥(37,168)	¥2,507,698	¥139,927	¥2,647,625

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 18 “Redeemable Noncontrolling Interests.”

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2015, 2016 AND 2017

ORIX Corporation and Subsidiaries

	Millions of yen
	2015	2016	2017
Cash Flows from Operating Activities:
Net income	¥255,257	¥270,990	¥280,926
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	229,583	244,853	253,677
Provision for doubtful receivables and probable loan losses	11,631	11,717	22,667
Equity in net income of affiliates (excluding interest on loans)	(30,267)	(44,333)	(24,549)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(20,575)	(57,867)	(63,419)
Bargain purchase gain	(36,082)	0	(5,802)
Gains on sales of available-for-sale securities	(32,077)	(32,126)	(30,701)
Gains on sales of operating lease assets	(34,425)	(38,340)	(69,265)
Write-downs of long-lived assets	34,887	13,448	9,134
Write-downs of securities	8,997	4,515	6,608
Decrease (Increase) in restricted cash	(1,922)	9,009	155
Decrease in trading securities	441,554	461,298	159,809
Decrease (Increase) in inventories	(13,481)	20,935	(5,318)
Decrease (Increase) in trade notes, accounts and other receivable	(20,742)	(8,224)	8,362
Increase (Decrease) in trade notes, accounts and other payable	34,275	(41,004)	(6,660)
Decrease in policy liabilities and policy account balances	(506,043)	(405,014)	(103,878)
Deferred tax provision	41,338	42,528	25,318
Income taxes payable, net	(39,264)	47,065	67,904
Other, net	(65,033)	11,112	58,987

Net cash provided by operating activities	257,611	510,562	583,955

Cash Flows from Investing Activities:
Purchases of lease equipment	(907,484)	(991,154)	(894,300)
Principal payments received under direct financing leases	488,522	515,053	483,627
Installment loans made to customers	(1,109,458)	(1,101,807)	(1,309,056)
Principal collected on installment loans	977,272	948,057	1,063,339
Proceeds from sales of operating lease assets	272,040	239,911	321,328
Investment in affiliates, net	(27,698)	(70,569)	(51,529)
Proceeds from sales of investment in affiliates	2,128	20,991	97,453
Purchases of available-for-sale securities	(982,415)	(864,874)	(466,314)
Proceeds from sales of available-for-sale securities	511,868	464,232	549,865
Proceeds from redemption of available-for-sale securities	398,280	381,099	105,255
Purchases of held-to-maturity securities	(20,522)	(538)	(306)
Purchases of other securities	(27,489)	(32,818)	(22,737)
Proceeds from sales of other securities	67,982	48,594	31,829
Purchases of property under facility operations	(81,311)	(91,492)	(95,601)
Acquisitions of subsidiaries, net of cash acquired	(73,240)	(47,324)	(79,405)
Sales of subsidiaries, net of cash disposed	47,800	39,437	55,530
Other, net	(4,076)	(9,327)	(26,586)

Net cash used in investing activities	(467,801)	(552,529)	(237,608)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	3,819	(4,707)	793
Proceeds from debt with maturities longer than three months	1,337,870	1,376,125	1,319,523
Repayment of debt with maturities longer than three months	(1,178,401)	(1,470,325)	(1,456,366)
Net increase in deposits due to customers	80,924	111,220	216,118
Cash dividends paid to ORIX Corporation shareholders	(30,117)	(76,034)	(61,299)
Contribution from noncontrolling interests	7,919	6,117	5,599
Purchases of shares of subsidiaries from noncontrolling interests	(206)	(4,764)	(25,840)
Cash dividends paid to redeemable noncontrolling interests	(3,030)	(11,272)	0
Net increase (decrease) in call money	6,000	36,500	(14,500)
Other, net	(11,346)	(10,861)	(17,487)

Net cash provided by (used in) financing activities	213,432	(48,001)	(33,459)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	6,237	(7,130)	(3,438)

Net increase (decrease) in Cash and Cash Equivalents	9,479	(97,098)	309,450

Cash and Cash Equivalents at Beginning of Year	818,039	827,518	730,420

Cash and Cash Equivalents at End of Year	¥827,518	¥730,420	¥1,039,870

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORIX Corporation and Subsidiaries

1. Significant Accounting and Reporting Policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for the accounting for stock splits. Significant accounting and reporting policies are summarized as follows:

(a) Basis of presenting financial statements

The Company and its subsidiaries in Japan maintain their books in conformity with Japanese accounting practices, which differ in certain respects from U.S. GAAP.

The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and, therefore, reflect certain adjustments to the books and records of the Company and its subsidiaries. The principal adjustments relate to initial direct costs to originate leases and loans, use of a straight-line basis of depreciation for operating lease assets, deferral of life insurance policy acquisition costs, calculation of insurance policy liabilities, accounting for goodwill and other intangible assets in business combinations, accounting for contingent consideration in business combinations, accounting for pension plans, accounting for sales of the parent’s ownership interest in subsidiaries, accounting for securitization of financial assets, reflection of the income tax effect on such adjustments and reclassification of discontinued operations.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%  – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied. In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries.

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses, the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and intangible assets that have indefinite useful lives.

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

(e) Revenue recognition

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

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation and is depreciated over their estimated useful lives mainly on a straight-line basis. The estimated average useful lives of principal operating lease assets classified as transportation equipment is 9 years, measuring and information-related equipment is 4 years, real estate (other than land) is 29 years and other is 5 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The insurance contracts sold by the subsidiary also includes variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investments in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.

The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which is included in other assets in the consolidated balance sheets.

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of a subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.

Certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

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

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and primarily current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(h) Impairment of long-lived assets

The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office buildings, condominiums, golf courses and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(i) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the Company’s share, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

(l) Derivative financial instruments

The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

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

The ineffective portion of changes in fair value of derivatives that qualify as a hedge are recorded in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

(n) Stock-based compensation

The Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value of the grant date. The costs are recognized over the requisite service period.

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

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code became unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2017 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock splits were not considered to be stock dividends under U.S. GAAP.

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(q) Restricted cash

Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans and others.

(r) Property under facility operations

Property under facility operations consist primarily of operating facilities (including golf courses, hotels and training facilities and senior housings) and environmental assets (including mega solar), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2015, 2016 and 2017 were ¥13,239 million, ¥16,321 million and ¥20,976 million, respectively. Accumulated depreciation was ¥67,055 million and ¥85,255 million as of March 31, 2016 and 2017, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for land improvement and up to 30 years for others.

(s) Trade notes, accounts and other receivable

Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets and payment made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts.

(t) Inventories

Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandises for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average cost method. As of March 31, 2016 and 2017, residential condominiums under development were ¥81,859 million and ¥60,920 million, respectively, and completed residential condominiums and merchandises for sale were ¥58,091 million and ¥56,943 million, respectively.

The Company and its subsidiaries recorded ¥5,241 million of write-downs principally on residential condominiums under development for fiscal 2015, resulting from an increase in development costs. These write-downs were principally recorded in cost of goods and real estate sold and included in the Real Estate segment. The Company and its subsidiaries recorded ¥168 million and ¥916 million of write-downs principally on completed residential condominiums and merchandise for sale for fiscal 2016 and 2017, respectively, primarily resulting from a decrease in expected sales price. These write-downs were principally recorded in costs of goods and real estate sold and included in the Investment and Operation segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2015, 2016 and 2017 were ¥4,711 million, ¥5,110 million and ¥5,380 million, respectively. Accumulated depreciation was ¥45,310 million and ¥47,534 million as of March 31, 2016 and 2017, respectively. Estimated useful lives range up to 65 years for buildings and fixtures and up to 20 years for machinery and equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and construction of real estate for operating lease, prepaid benefit cost, derivative assets and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

The Company and its subsidiaries perform an impairment test for goodwill and any intangible assets that have indefinite useful lives at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the first step of the two-step impairment test. The first step of goodwill impairment test, used to identify potential impairment, calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. The second step of the goodwill impairment test compares implied fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets. For those indefinite-lived assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

indefinite-lived asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

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

(z) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥1,369 million, ¥1,639 million and ¥1,066 million in fiscal 2015, 2016 and 2017, respectively, related to specific long-term development projects.

(aa) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2015, 2016 and 2017 were ¥20,329 million, ¥21,276 million and ¥25,309 million, respectively.

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

Accounting Standards Update 2014-08 does not apply retrospectively to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

been reported in the financial statements. Accordingly, during fiscal 2015, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries and business units, which were classified as held for sale at March 31 2014, as income from discontinued operations in the accompanying consolidated statements of income.

(ac) Earnings per share

Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period and diluted earnings per share, which reflects the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.

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

(ae) Redeemable noncontrolling interests

Noncontrolling interests in a certain subsidiary are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

In May 2016, Accounting Standards Update 2016-12 (“Narrow-Scope Improvements and Practical Expedients”—ASC 606 (“Revenue from Contracts with Customers”)) was issued as an amendment of the new revenue standard. This Update (1) clarifies the objective of the collectibility criterion for applying paragraph 606-10-25-7; (2) permits an entity to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price; (3) specifies that the measurement date for non-cash consideration is contract inception; (4) provides a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations; (5) clarifies that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application, and (6) clarifies that an entity that retrospectively applies ASC 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption.

These Updates are effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2017. Early adoption is permitted only for the fiscal year beginning after December 15, 2016, and interim periods within the fiscal year. An entity should apply the amendments in these Updates using either a retrospective method or a cumulative-effect method. The entity may elect some optional practical expedients when applying these Updates. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying these Updates as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. Currently, the Company and its subsidiaries plan to adopt these Updates on April 1, 2018, using the cumulative-effect method. And these Updates require a number of new disclosures to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The scope of these Updates excludes lease contracts, financial instruments and other contractual rights and obligations within the scope of other ASC Topics including loans, investments in securities and derivatives and also excludes contracts within the scope of ASC Topic 944 (“Financial Services—Insurance”). Therefore, the Company and its subsidiaries’ such revenues will not be affected by these Updates. However, the Company and its subsidiaries have been in process of evaluating the impact of these Updates on our consolidated financial statements around other revenue streams. Based on the Company and its subsidiaries’ initial assessment and best estimates to date, the impact of the application of these Updates will likely result in a change in the timing of revenue recognition and accounting policy for performance fees received from customers regarding asset management business. Currently, certain subsidiaries recognize such fees when earned based on the performance of the asset under management, while other subsidiaries recognize the fees on accrual basis over the period in which services are performed. New guidance requires recognizing such fees as revenue to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Other than the impact that have been currently identified, the Company and its subsidiaries continue to evaluate the effect that the adoption of these Updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these Updates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In June 2014, Accounting Standards Update 2014-12 (“Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”—ASC 718 (“Compensation—Stock Compensation”)) was issued. This Update requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The Company and its subsidiaries adopted this Update on April 1, 2016. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2014, Accounting Standards Update 2014-13 (“Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity”—ASC 810 (“Consolidation”)) was issued. This Update permits the parent of the consolidated collateralized financing entity (“CFE”) within the scope of this Update to measure the CFE’s financial assets and liabilities based on either the fair value of the financial assets or financial liabilities, whichever has the more observable inputs. The Company and its subsidiaries adopted this Update on April 1, 2016. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2014, Accounting Standards Update 2014-15 (“Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”—ASC 205-40 (“Presentation of Financial Statements—Going Concern”)) was issued. This Update requires an entity to perform a going concern assessment by evaluating their ability to meet obligations for a look-forward period of one year from the financial statement issuance date (or date the financial statements are available to be issued). Disclosures are required if it is probable an entity will be unable to meet its obligations within the look-forward period. Incremental substantial doubt disclosure is required if the probability is not mitigated by management’s plans. The Company and its subsidiaries adopted this Update on this fiscal year end. The Update only relates to certain disclosure requirements and the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In November 2014, Accounting Standards Update 2014-16 (“Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity”—ASC 815 (“Derivatives and Hedging”)) was issued. This Update requires an issuer or an investor of hybrid financial instruments issued in the form of a share to determine whether the nature of the host contract is more akin to debt or to equity by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract. The Company and its subsidiaries adopted this Update on April 1, 2016. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2015, Accounting Standards Update 2015-01 (“Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”—ASC 225-20 (“Income Statement—Extraordinary and Unusual Items”)) was issued. This Update eliminates the concept of extraordinary items from U.S. GAAP, but does not change the current presentation and disclosure requirements for material events or transactions that are unusual in nature or infrequent in occurrence. The Company and its subsidiaries adopted this Update on April 1, 2016. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In February 2015, Accounting Standards Update 2015-02 (“Amendments to the Consolidation Analysis”—ASC 810 (“Consolidation”)) was issued. This Update requires an entity to change the way to evaluate whether reporting entities should consolidate limited partnerships and similar legal entities, fees paid to a decision maker or service provider are variable interest in a VIE, and variable interests in a VIE held by related parties of the reporting entity require the reporting entity to consolidate the VIE. Additionally, the amendments in this Update rescind the indefinite deferral of FASB Statement No.167 (“Amendments to FASB Interpretation No.46(R)”), included in Accounting Standards Update 2010-10 (ASC 810 (“Consolidation”)) for certain investment

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

companies and similar entities. The Company and its subsidiaries adopted this Update on April 1, 2016. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position. See Note 11 “Variable Interest Entities” where the required disclosure has been provided.

In April 2015, Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) was issued. This Update requires that debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to the presentation of debt discounts or premiums. The Company and its subsidiaries adopted this Update retrospectively to prior period financial statements on April 1, 2016. The effect of the retrospective adoption on the financial position as of March 31, 2016 was a decrease of approximately ¥3,988 million in other assets and a decrease of approximately ¥3,988 million in long-term debt in the consolidated balance sheets.

In July 2015, Accounting Standards Update 2015-11 (“Simplifying the Measurement of Inventory”—ASC 330 (“Inventory”)) was issued. This Update applies to all inventory except for which is measured using last-in, first-out (LIFO) or the retail inventory method, and requires an entity to measure inventory at the lower of cost and net realizable value. Additionally, this Update defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This Update is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2016. The amendments in this Update should be applied on a prospective basis. Early adoption is permitted. The adoption of this Update is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In September 2015, Accounting Standards Update 2015-16 (“Simplifying the Accounting for Measurement-Period Adjustments”—ASC 805 (“Business Combinations”)) was issued. This Update requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The Company and its subsidiaries adopted this Update on April 1, 2016. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) was issued. This Update revises accounting related to the classification and measurement of equity investments. This Update also revises the presentation of certain fair value changes for financial liabilities measured at fair value. Additionally, this Update amends certain disclosure requirements associated with the fair value of financial instruments. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application to financial statements of fiscal years or interim periods that have not yet been issued is permitted as of the beginning of the fiscal year of adoption. The amendments in this Update should be applied by means of cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. And the amendments relate to equity investments without readily determinable fair value are to be applied prospectively. The Company and its subsidiaries will adopt this Update on April 1, 2018. The Company and its subsidiaries continue to evaluate the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In February 2016, Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) was issued. This Update requires a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some important changes. This Update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied at the beginning of the earliest period presented using a modified

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. The Company and its subsidiaries will adopt this Update on April 1, 2019. The Company and its subsidiaries continue to evaluate the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

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

In June 2016, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This Update significantly changes how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of this Update. This Update also makes targeted amendments to the current impairment model for available-for-sale debt securities. This Update is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in this Update should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company and its subsidiaries continue to evaluate the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In August 2016, Accounting Standards Update 2016-15 (“Classification of Certain Cash Receipts and Cash Payments”—ASC 230 (“Statement of Cash Flows”) was issued. This Update amends ASC 230 to add or clarify guidance on the classification of certain cash receipts and cash payments in the statement of cash flows. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. This Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ statement of cash flows.

In October 2016, Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”) was issued. This Update eliminates the exception to defer the income tax consequences of intra-entity transfers of assets other than inventory until the assets are ultimately sold to an outside party and requires the recognition of the current and deferred tax consequences when those transfers

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

occur. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. This Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In October 2016, Accounting Standards Update 2016-17 (“Interests Held through Related Parties That Are under Common Control”—ASC 810 (“Consolidation”) was issued. This Update amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. This Update is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company and its subsidiaries have already adopted the amendments in Accounting Standards Update 2015-02 and accordingly would be required to apply the amendments in this Update retrospectively to all relevant prior periods beginning with the fiscal year in which the amendments in that Update 2015-02 initially were applied. The adoption of this Update is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In November 2016, Accounting Standards Update 2016-18 (“Restricted Cash”—ASC230 (“Statement of Cash Flows”)) was issued. This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ statement of cash flows.

In January 2017, Accounting Standards Update 2017-04 (“Simplifying the Test for Goodwill Impairment”—ASC350 (“Intangible—Goodwill and Other”)) was issued. This Update eliminates Step 2 from the current goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This Update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. This Update is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operation or financial position will depend on the outcomes of future goodwill impairment tests.

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

Below are the effects of this change in accounting principle on major line items and earnings per share amounts in the consolidated financial statements for fiscal 2015. The segment information in the Note 34 “Segment Information” has been restated giving effect to these changes to conform to DAIKYO’s current fiscal year end.

Millions of yen
2015
Adjustments Increase (decrease)
Revenues:
Sales of goods and real estate	¥10,548
Services income	27,960
Other	1,377

Total revenues	39,885

Expenses:
Costs of goods and real estate sold	6,125
Services expense	23,760
Selling, general and administrative expenses	3,804
Other	999

Total expenses	34,688

Operating Income	5,197

Income before Income Taxes and Discontinued Operations	¥8,068

Millions of yen, except for per share amounts
2015
Adjustments Increase (decrease)
Income from Continuing Operations	¥2,184
Net Income	2,184
Net Income Attributable to the Noncontrolling Interests	1,070
Net Income Attributable to ORIX Corporation Shareholders	1,114
Basic EPS	0.84
Diluted EPS	0.86

Millions of yen
2015
Adjustments Increase (decrease)
Net cash provided by operating activities	¥30,919
Net cash provided by (used in) investing activities	3,743
Net cash provided by (used in) financing activities	3,832
Cash and Cash Equivalents at Beginning of Year	(9,260)
Cash and Cash Equivalents at End of Year	29,234

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

2. Fair Value Measurements

The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

Level 1—Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3—Unobservable inputs for the assets or liabilities.

The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading securities, available-for-sale securities, certain investment funds, derivatives, certain reinsurance recoverables, certain contingent consideration, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and 2017:

	March 31, 2016
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥20,673	¥0	¥20,673	¥0
Trading securities	725,821	37,592	688,229	0
Available-for-sale securities	1,347,890	99,347	1,149,021	99,522
Japanese and foreign government bond securities	497,355	988	496,367	0
Japanese prefectural and foreign municipal bond securities*2	169,534	0	169,534	0
Corporate debt securities	410,779	0	410,774	5
Specified bonds issued by SPEs in Japan	3,461	0	0	3,461
CMBS and RMBS in the Americas	97,186	0	58,693	38,493
Other asset- backed securities and debt securities	58,230	0	667	57,563
Equity securities*4	111,345	98,359	12,986	0
Other securities	17,751	0	0	17,751
Investment funds*5	17,751	0	0	17,751
Derivative assets	33,747	48	25,491	8,208
Interest rate swap agreements	93	0	93	0
Options held/written and other	8,789	0	581	8,208
Futures, foreign exchange contracts	18,294	48	18,246	0
Foreign currency swap agreements	6,571	0	6,571	0
Netting*6	(5,757)	0	0	0
Net derivative assets	27,990	0	0	0
Other assets	37,855	0	0	37,855
Reinsurance recoverables*7	37,855	0	0	37,855

Total	¥2,183,737	¥136,987	¥1,883,414	¥163,336

Liabilities:
Derivative liabilities	¥19,870	¥533	¥19,337	¥0
Interest rate swap agreements	5,921	0	5,921	0
Options held/written and other	3,637	0	3,637	0
Futures, foreign exchange contracts	6,655	533	6,122	0
Foreign currency swap agreements	3,601	0	3,601	0
Credit derivatives held	56	0	56	0
Netting*6	(5,757)	0	0	0
Net derivative Liabilities	14,113	0	0	0
Policy Liabilities and Policy Account Balances	795,001	0	0	795,001
Variable annuity and variable life insurance contracts*8	795,001	0	0	795,001

Total	¥814,871	¥533	¥19,337	¥795,001

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2017
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥19,232	¥0	¥19,232	¥0
Trading securities	569,074	37,500	531,574	0
Available-for-sale securities	1,165,417	93,995	946,906	124,516
Japanese and foreign government bond securities	345,612	2,748	342,864	0
Japanese prefectural and foreign municipal bond securities*2	168,822	0	168,822	0
Corporate debt securities*3	393,644	11,464	380,562	1,618
Specified bonds issued by SPEs in Japan	1,087	0	0	1,087
CMBS and RMBS in the Americas	98,501	0	40,643	57,858
Other asset- backed securities and debt securities	64,717	0	764	63,953
Equity securities*4	93,034	79,783	13,251	0
Other securities	27,801	0	0	27,801
Investment funds*5	27,801	0	0	27,801
Derivative assets	22,999	734	17,032	5,233
Interest rate swap agreements	304	0	304	0
Options held/written and other	5,804	0	571	5,233
Futures, foreign exchange contracts	12,346	734	11,612	0
Foreign currency swap agreements	4,545	0	4,545	0
Netting*6	(4,019)	0	0	0
Net derivative assets	18,980	0	0	0
Other assets	22,116	0	0	22,116
Reinsurance recoverables*7	22,116	0	0	22,116

Total	¥1,826,639	¥132,229	¥1,514,744	¥179,666

Liabilities:
Derivative liabilities	¥16,295	¥165	¥16,130	¥0
Interest rate swap agreements	4,567	0	4,567	0
Options held/written and other	1,071	0	1,071	0
Futures, foreign exchange contracts	8,821	165	8,656	0
Foreign currency swap agreements	1,677	0	1,677	0
Credit derivatives held	159	0	159	0
Netting*6	(4,019)	0	0	0
Net derivative Liabilities	12,276	0	0	0
Policy Liabilities and Policy Account Balances	605,520	0	0	605,520
Variable annuity and variable life insurance contracts*8	605,520	0	0	605,520

Total	¥621,815	¥165	¥16,130	¥605,520

*1

A certain subsidiary elected the fair value option on the loans held for sale originated on or after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “Other (income) and expense, net” in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

consolidated statements of income were a gain from the change in the fair value of the loans of ¥246 million for the fiscal 2015, a loss from the change in the fair value of the loans of ¥71 million for fiscal 2016 and a gain from the change in the fair value of the loans of ¥31 million for fiscal 2017. No gains or losses were recognized in earnings for fiscal 2015, 2016 and 2017 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loan held for sale as of March 31, 2016, were ¥19,848 million and ¥20,673 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥825 million. The amounts of aggregate unpaid principal balance and aggregate fair value as of March 31, 2017, were ¥18,362 million and ¥19,232 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥870 million. As of March 31, 2016 and 2017, there were no loans that were 90 days or more past due, in non-accrual status, or both.

*2	A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥9 million and ¥12 million from the change in the fair value of those investments for fiscal 2016 and 2017. The amounts of aggregate fair value elected the fair value option were ¥988 million and ¥1,015 million as of March 31, 2016 and 2017.
*3	A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income was a loss of ¥31 million from the change in the fair value of those investments for fiscal 2017. The amounts of aggregate fair value elected the fair value option was ¥1,026 million as of March 31, 2017.
*4	A certain subsidiary elected the fair value option for investments in equity securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a gain of ¥1,070 million, a loss of ¥202 million and a gain of ¥1,277 million from the change in the fair value of those investments for fiscal 2015, 2016 and 2017. The amount of aggregate fair value elected the fair value option were ¥16,227 million and ¥15,400 million as of March 31, 2016 and 2017, respectively.
*5	Certain subsidiaries elected the fair value option for investments in some funds. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a gain of ¥1,301 million and a loss of ¥4 million and a gain of ¥699 million from the change in the fair value of those investments for fiscal 2015, 2016 and 2017. The amounts of aggregate fair value were ¥10,152 million and ¥7,453 million as of March 31, 2016 and 2017, respectively.
*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7	Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥37,855 million and ¥22,116 million as of March 31, 2016 and 2017, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings for fiscal 2016 and 2017, see Note 23 “Life Insurance Operations.”
*8	Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match the earnings recognized for the changes in the fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥795,001 million and ¥605,520 million as of March 31, 2016 and 2017, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings for fiscal 2016 and 2017, see Note 23 “Life Insurance Operations.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For fiscal 2016 and 2017, there were no transfers between Level 1 and Level 2.

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in fiscal 2015, 2016 and 2017:

	2015
	Millions of yen
		Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)*5	Balance at March 31, 2015	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2015*1
	Balance at April 1, 2014	Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale securities	¥84,001	¥2,101	¥6,653	¥8,754	¥65,964	¥(18,222)	¥(23,796)	¥(19,650)	¥97,051	¥(1,745)
Corporate debt securities	661	73	(24)	49	0	(210)	(500)	0	0	0
Specified bonds issued by SPEs in Japan	6,772	5	101	106	1,700	0	(1,298)	0	7,280	5
CMBS and RMBS in the Americas	17,833	60	3,724	3,784	29,372	(3,446)	(4,447)	(20,438)	22,658	(395)
Other asset- backed securities and debt securities	58,735	1,963	2,779	4,742	34,892	(14,566)	(17,551)	0	66,252	(1,355)
Equity securities	0	0	73	73	0	0	0	788	861	0
Other securities	6,317	1,290	1,142	2,432	6,180	(4,870)	(1,336)	0	8,723	1,290
Investment funds	6,317	1,290	1,142	2,432	6,180	(4,870)	(1,336)	0	8,723	1,290
Derivative assets and liabilities (net)	2,486	(13,838)	0	(13,838)	28,536	0	(5,314)	0	11,870	(13,838)
Options held/written and other	2,486	(13,838)	0	(13,838)	28,536	0	(5,314)	0	11,870	(13,838)
Other asset	0	(36,072)	0	(36,072)	72,654	0	(544)	0	36,038	(36,072)
Reinsurance recoverables*6	0	(36,072)	0	(36,072)	72,654	0	(544)	0	36,038	(36,072)
Accounts payable	2,833	(12,203)	0	(12,203)	0	0	(9,503)	0	5,533	(12,203)
Contingent consideration	2,833	(12,203)	0	(12,203)	0	0	(9,503)	0	5,533	(12,203)
Policy Liabilities and Policy Account Balances	0	(100,702)	0	(100,702)	1,765,444	0	(611,663)	0	1,254,483	(100,702)
Variable annuity and variable life insurance contracts*7	0	(100,702)	0	(100,702)	1,765,444	0	(611,663)	0	1,254,483	(100,702)

	2016
	Millions of yen
	Balance at April 1, 2015	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)*5	Balance at March 31, 2016	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2016*1
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale securities	¥97,051	¥922	¥(10,458)	¥(9,536)	¥47,886	¥(15,632)	¥(19,378)	¥(869)	¥99,522	¥(679)
Corporate debt securities	0	1	0	1	5	(1)	0	0	5	0
Specified bonds issued by SPEs in Japan	7,280	5	16	21	0	(1,885)	(1,955)	0	3,461	2
CMBS and RMBS in the Americas	22,658	424	(3,831)	(3,407)	26,431	(2,401)	(4,788)	0	38,493	(763)
Other asset- backed securities and debt securities	66,252	492	(6,651)	(6,159)	21,450	(11,345)	(12,635)	0	57,563	82
Equity securities	861	0	8	8	0	0	0	(869)	0	0
Other securities	8,723	1,146	(2,194)	(1,048)	10,933	(857)	0	0	17,751	849
Investment funds	8,723	1,146	(2,194)	(1,048)	10,933	(857)	0	0	17,751	849
Derivative assets and liabilities (net)	11,870	(4,596)	0	(4,596)	5,857	0	(4,923)	0	8,208	(4,596)
Options held/written and other	11,870	(4,596)	0	(4,596)	5,857	0	(4,923)	0	8,208	(4,596)
Other asset	36,038	(8,482)	0	(8,482)	10,669	0	(370)	0	37,855	(8,482)
Reinsurance recoverables*6	36,038	(8,482)	0	(8,482)	10,669	0	(370)	0	37,855	(8,482)
Accounts payable	5,533	3,059	0	3,059	0	0	(2,474)	0	0	0
Contingent consideration	5,533	3,059	0	3,059	0	0	(2,474)	0	0	0
Policy Liabilities and Policy Account Balances	1,254,483	40,751	0	40,751	0	0	(418,731)	0	795,001	40,751
Variable annuity and variable life insurance contracts*7	1,254,483	40,751	0	40,751	0	0	(418,731)	0	795,001	40,751

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	2017
	Millions of yen
	Balance at April 1, 2016	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)*5	Balance at March 31, 2017	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2017*1
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale securities	¥99,522	¥287	¥10,106	¥10,393	¥37,212	¥(6,545)	¥(16,066)	¥0	¥124,516	¥98
Corporate debt securities	5	0	(3)	(3)	1,800	0	(184)	0	1,618	0
Specified bonds issued by SPEs in Japan	3,461	1	(29)	(28)	0	(1,200)	(1,146)	0	1,087	0
CMBS and RMBS in the Americas	38,493	202	2,674	2,876	21,871	(466)	(4,916)	0	57,858	23
Other asset- backed securities and debt securities	57,563	84	7,464	7,548	13,541	(4,879)	(9,820)	0	63,953	75
Other securities	17,751	639	475	1,114	14,521	(5,585)	0	0	27,801	581
Investment funds	17,751	639	475	1,114	14,521	(5,585)	0	0	27,801	581
Derivative assets and liabilities (net)	8,208	(4,141)	0	(4,141)	2,480	0	(1,314)	0	5,233	(4,141)
Options held/written and other	8,208	(4,141)	0	(4,141)	2,480	0	(1,314)	0	5,233	(4,141)
Other asset	37,855	(22,398)	0	(22,398)	8,309	0	(1,650)	0	22,116	(22,398)
Reinsurance recoverables*6	37,855	(22,398)	0	(22,398)	8,309	0	(1,650)	0	22,116	(22,398)
Policy Liabilities and Policy Account Balances	795,001	3,651	0	3,651	0	0	(185,830)	0	605,520	3,651
Variable annuity and variable life insurance contracts*7	795,001	3,651	0	3,651	0	0	(185,830)	0	605,520	3,651

*1	Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” and gains and losses from accounts payable are included in “Other (income) and expense, net” respectively. Also, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments.”
*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4	Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included. Due to the elapse of the computation period of the contingent consideration during fiscal 2016, the unsettled payment is included in a decrease of Accounts payable.
*5	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.
*6	“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”
*7	“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

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

In fiscal 2017, there were no transfers in or out of Level 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis as of March 31, 2016 and 2017. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

	March 31, 2016
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥17,511	¥0	¥0	¥17,511
Investment in operating leases and property under facility operations	25,681	0	0	25,681

	¥43,192	¥0	¥0	¥43,192

	March 31, 2017
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥12,472	¥0	¥0	¥12,472
Investment in operating leases and property under facility operations	22,525	0	0	22,525
Certain investment in affiliates	15,726	0	0	15,726

	¥50,723	¥0	¥0	¥50,723

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds are not traded in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use the discounted cash flow methodologies that incorporates significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs in Japan, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs in Japan. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodologies) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and 2017.

	March 31, 2016
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale securities
Corporate debt securities	¥5	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	806	Discounted cash flows	Discount rate	0.9%
				(0.9%)
	2,655	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	38,493	Discounted cash flows	Discount rate	6.4% – 32.4%
				(18.5%)
			Probability of default	0.0% – 34.0%
				(8.2%)
Other asset-backed securities and debt securities	7,432	Discounted cash flows	Discount rate	1.0% – 32.4%
				(12.7%)
			Probability of default	0.7% – 1.1%
				(0.9%)
	50,131	Appraisals/Broker quotes	—	—
Other securities
Investment funds	10,152	Internal cash flows	Discount rate	10.0% – 40.0%
				(13.6%)
	7,599	Appraisals/Broker quotes	—	—
Derivative assets
Options held/written and other	4,876	Discounted cash flows	Discount rate	10.0% – 15.0%
				(11.7%)
	3,332	Appraisals/Broker quotes	—	—
Other assets
Reinsurance recoverables	37,855	Discounted cash flows	Discount rate	(0.2)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(0.9%)
			Lapse rate	1.5% – 54.0%
				(15%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(99.4%)

Total	¥163,336

Liabilities:
Policy liabilities and Policy Account Balances
Valuable annuity and variable life insurance contracts	¥795,001	Discounted cash flows	Discount rate	(0.2)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.0%)
			Lapse rate	1.5% – 54.0%
				(14.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(85.2%)

Total	¥795,001

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2017
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale securities
Corporate debt securities	¥1,613	Discounted cash flows	Discount rate	0.5% – 1.6%
				(1.1%)
	5	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	1,087	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	57,858	Discounted cash flows	Discount rate	6.4% – 22.6%
				(18.0%)
			Probability of default	0.0% – 26.4%
				(3.6%)
Other asset-backed securities and debt securities	13,890	Discounted cash flows	Discount rate	1.0% – 51.2%
				(8.9%)
			Probability of default	0.6% – 11.0%
				(0.8%)
	50,063	Appraisals/Broker quotes	—	—
Other securities
Investment funds	11,202	Internal cash flows	Discount rate	0.0% – 40.0%
				(10.0%)
	894	Discounted cash flows	Discount rate	5.4% – 10.0%
				(8.6%)
	15,705	Appraisals/Broker quotes	—	—
Derivative assets
Options held/written and other	3,525	Discounted cash flows	Discount rate	10.0% – 15.0%
				(11.7%)
	1,708	Appraisals/Broker quotes	—	—
Other assets
Reinsurance recoverables	22,116	Discounted cash flows	Discount rate	(0.1)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.0%)
			Lapse rate	1.5% – 54.0%
				(14.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(99.2%)

Total	¥179,666

Liabilities:
Policy liabilities and Policy Account Balances
Valuable annuity and variable life insurance contracts	¥605,520	Discounted cash flows	Discount rate	(0.1)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.0%)
			Lapse rate	1.5% – 54.0%
				(14.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(82.7%)

Total	¥605,520

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis as of March 31, 2016 and 2017.

	March 31, 2016
	Millions of yen		Significant unobservable inputs	Range (Weighted average)
	Fair value	Valuation technique(s)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥17,511	Discounted cash flows	Discount rate	5.3% – 10.9%
				(9.3%)
		Direct capitalization	Capitalization rate	5.9% – 17.0%
				(9.9%)
Investment in operating leases and property under facility operations	5,679	Discounted cash flows	Discount rate	5.3% – 10.0%
				(5.5%)
	20,002	Appraisals	—	—

	¥43,192

	March 31, 2017
	Millions of yen		Significant unobservable inputs	Range (Weighted average)
	Fair value	Valuation technique(s)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥12,472	Discounted cash flows	Discount rate	10.0% – 10.7%
				(10.5%)
		Direct capitalization	Capitalization rate	10.3% – 11.2%
				(10.9%)
Investment in operating leases and property under facility operations	204	Direct capitalization	Capitalization rate	8.5% – 10.0%
				(8.7%)
	1,381	Discounted cash flows	Discount rate	6.8% – 10.2%
				(9.0%)
	20,940	Appraisals	—	—
Certain investment in affiliates	15,726	Market price method	—	—

	¥50,723	Business enterprise value multiples	—	—

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

3. Acquisitions and divestitures

(1) Robeco Groep N.V. acquisition

On July 1, 2013, the Company acquired approximately 90.01% of the total voting equity interests of Robeco Groep N.V. (Head office: Rotterdam, the Netherlands, hereinafter, “Robeco”) from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Head office: Utrecht, the Netherlands). As a result, Robeco has become a consolidated subsidiary of the Company. Furthermore, the Company acquired additional voting equity interests of Robeco during fiscal 2017. Therefore, Robeco has become the Company’s wholly owned subsidiary. Robeco, a mid-size global asset manager, offers a mix of investment solutions in a broad range of strategies to institutional and private investors worldwide.

In accordance with the share purchase agreement, the Company agreed to pay contingent consideration depending on the future performance of a certain section of asset management business for each of Robeco’s fiscal years until the fiscal year ending in December 2015. The estimated fair value of such contingent consideration was ¥5,176 million, which is included in the total consideration transferred. During fiscal 2017, the Company settled ¥2,398 million which had been included in trade notes, accounts and other payable in the Company’s consolidated balance sheets as of March 31, 2016.

(2) Hartford Life Insurance K.K. acquisition

On July 1, 2014, the Company’s wholly owned subsidiary, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), acquired the entire outstanding shares of Hartford Life Insurance K.K. (Head office: Minato-ku, Tokyo, Japan, Business description: Life insurance business and reinsurance business, hereinafter, “HLIKK”), a subsidiary of The Hartford Financial Services Group, Inc. in accordance with the share purchase agreement executed between the Company and Hartford Life, Inc. (Head office: Simsbury, Connecticut, U.S.A.), a subsidiary of The Hartford Financial Services Group, Inc. as of April 28, 2014 in order to enhance its capital strength and improve the soundness of its management, in view of accelerating its growth. As a result, HLIKK has become a consolidated subsidiary of the Company. HLIKK has discontinued selling insurance products since June 2009.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company allocated the acquisition consideration to HLIKK’s respective assets acquired and liabilities assumed, and recorded the identified assets and liabilities based on their fair values at the acquisition date by the acquisition method of accounting.

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

In connection with this acquisition, the Company recognized the identifiable assets acquired and the liabilities assumed at their fair value, and recognized an excess of the fair value of the net assets acquired over the fair value of the consideration transferred as a bargain purchase gain of ¥36,082 million for fiscal 2015, which is separately reported in the consolidated statements of income.

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2013, the beginning of fiscal 2014:

Millions of yen
2015
Total revenues	¥2,220,805
Income from Continuing Operations	259,239

Total revenues and income from continuing operations of HLIKK included in the Company’s consolidated statements of income for fiscal 2015 are ¥196,883 million and ¥4,597 million, respectively.

The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date. The Company elected the fair value option to account for variable annuity insurance contracts at the acquisition date; however, it cannot

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

reasonably calculate their fair values prior to the acquisition date as if the fair value option were retrospectively applied. Thus, the unaudited supplemental pro forma financial information is prepared without applying the fair value option accounting.

(3) Other acquisitions

During fiscal 2015, the Company and its subsidiaries acquired entities other than HLIKK which were individually immaterial business combinations but were considered collectively material. The total cost of the acquisitions consideration was ¥102,621 million which was paid mainly in cash.

The Company allocated the acquisition consideration to the entities’ respective assets acquired and liabilities assumed, and records the identified assets, liabilities and noncontrolling interest based on their fair values at the acquisition date by the acquisition method of accounting. The fair value of noncontrolling interest is estimated based on the acquisition consideration taking into account an appraisal value using a binominal option pricing model.

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

Millions of yen
2015
Total revenues	¥2,345,327
Income from Continuing Operations	255,219

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

During fiscal 2016, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥51,786 million, which was paid mainly in cash. In accordance with the finalization of purchase price allocation during fiscal 2017, the amount of goodwill was ¥34,319 million and the goodwill is not deductible for tax purposes. The amount of acquired intangible assets other than goodwill was ¥11,238 million. The acquisitions were mainly included in the Investment and Operation segment and the Overseas Business segment.

During fiscal 2017, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥97,090 million, which was paid mainly in cash. Goodwill initially recognized in these transactions amounted to ¥33,370 million and the goodwill is not deductible for tax purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥35,559 million. The Company reflected certain preliminary estimates with respect to the fair value of the underlying net assets of these entities in determining amounts of the goodwill. The amount of the goodwill and intangible assets other than goodwill could possibly be adjusted because certain of these acquisitions were made near the fiscal year-end and the purchase price allocations have not been completed yet. The acquisitions were mainly included in the Investment and Operation segment and the Overseas Business segment.

The Company recognized a bargain purchase gain of ¥5,802 million associated with one of its acquisitions in the Investment and Operation segment for fiscal 2017. The bargain purchase gain could possibly be adjusted because the purchase price allocation has not been completed yet.

The segment in which goodwill is allocated is disclosed in Note 13 “Goodwill and Other Intangible Assets.”

(4) Divestitures

Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2015, 2016 and 2017 amounted to ¥20,575 million, ¥57,867 million and ¥63,419 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2015 mainly consisted of ¥18,510 million in the Overseas Business segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2016 mainly consisted of ¥47,994 million in the Overseas Business segment and ¥9,145 million in the Investment and Operation segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2017 mainly

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

consisted of ¥30,583 million in the Overseas Business segment, ¥29,378 million in the Investment and Operation segment, and ¥2,234 million in the Corporate Financial Services segment. The details of significant divestitures are as follows.

During fiscal 2015, the Company sold 71.9% of the common shares of a consolidated subsidiary, STX Energy Co., Ltd. (presently GS E&R Corp., hereinafter, “STX Energy”) to a third-party. The Company retains a 25% interest in STX Energy, which became an equity method affiliate from fiscal 2015. The sale of the controlling interest resulted in a gain of ¥14,883 million, and the remeasurement of the retained interest to its fair value resulted in a gain of ¥1,329 million, both of which were included in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net during fiscal 2015. The fair value of the retained interest was remeasured based on the sale proceed adjusted for a control premium.

During fiscal 2016, ORIX USA Corporation (hereinafter, “ORIX USA”), a wholly owned subsidiary of the Company, sold 14.7% of its shares of Class A common stock of Houlihan Lokey, Inc. (hereinafter, “Houlihan Lokey”), a subsidiary of ORIX USA, through the initial public offering (hereinafter, “IPO”), concurrently allotting its shares to Houlihan Lokey’s management and other employees. ORIX USA retained a 33.0% interest in Houlihan Lokey’s Class B common stock and thus Houlihan Lokey became an equity method investee during fiscal 2016. The partial sale of the ownership interest resulted in a gain of ¥10,498 million, and the remeasurement of the retained interest to its fair value due to a loss of control resulted in a gain of ¥29,087 million, both of which were included in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2016. The fair value of the retained interest was remeasured based on the sale price in the IPO.

During fiscal 2017, gains on the sale of a subsidiary that runs the automotive supply wholesale business of ORIX USA were included in the amount of ¥30,583 million of gains on sales of subsidiaries and affiliates and liquidation losses, net in the Overseas Business segment.

4. Cash Flow Information

Cash payments during fiscal 2015, 2016 and 2017 are as follows:

	Millions of yen
	2015	2016	2017
Cash payments:
Interest	¥76,755	¥77,321	¥71,280
Income taxes, net	83,462	31,046	50,813

Non-cash activities in fiscal 2015, 2016 and 2017 are as follows.

In fiscal 2015, 2016 and 2017, real estate under operating leases of ¥4,042 million, ¥15,963 million and ¥1,273 million, respectively, were recognized with the corresponding amounts of installment loans and investment in securities being derecognized as a result of acquiring real estate collateral.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

5. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2016 and 2017 consists of the following:

	Millions of yen
	2016	2017
Total Minimum lease payments to be received	¥1,366,454	¥1,369,120
Less : Estimated executory costs	(57,600)	(56,470)
Minimum lease payments receivable	1,308,854	1,312,650
Estimated residual value	31,338	35,413
Initial direct costs	5,557	5,893
Unearned lease income	(155,613)	(149,932)

	¥1,190,136	¥1,204,024

Minimum lease payments receivable are due in periodic installments through fiscal 2037. At March 31, 2017, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2018	¥439,670
2019	314,700
2020	236,278
2021	136,813
2022	77,115
Thereafter	108,074

Total	¥1,312,650

Included in finance revenues in the consolidated statements of income are direct financing leases revenues of ¥61,116 million, ¥65,365 million and ¥56,349 million for fiscal 2015, 2016 and 2017, respectively.

Gains and losses from the disposition of direct financing lease assets, which were included in finance revenues, were not material for fiscal 2015, 2016 and 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

6. Investment in Operating Leases

Investment in operating leases at March 31, 2016 and 2017 consists of the following:

	Millions of yen
	2016	2017
Transportation equipment	¥1,076,697	¥1,144,511
Measuring and information-related equipment	239,262	237,597
Real estate	531,155	451,367
Other	21,343	23,414

	1,868,457	1,856,889
Accumulated depreciation	(542,868)	(566,946)

Net	1,325,589	1,289,943
Accrued rental receivables	23,610	23,221

	¥1,349,199	¥1,313,164

For fiscal 2015, 2016 and 2017, gains from the disposition of real estate under operating leases included in operating lease revenues are ¥16,338 million, ¥18,768 million and ¥53,004 million, respectively, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues are ¥18,087 million, ¥19,572 million and ¥16,261 million, respectively.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2015, 2016 and 2017 are as follows:

	Millions of yen
	2015	2016	2017
Depreciation expenses	¥177,038	¥184,768	¥185,277
Various expenses	61,119	60,301	58,260

	¥238,157	¥245,069	¥243,537

The operating lease contracts include non-cancelable lease terms that range up to 20 years at March 31, 2017. The minimum future rentals on non-cancelable operating leases due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2018	¥206,777
2019	141,293
2020	99,764
2021	64,767
2022	39,853
Thereafter	55,866

Total	¥608,320

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

7. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2016 and 2017 is as follows:

	Millions of yen
	2016	2017
Borrowers in Japan:
Consumer—
Housing loans	¥1,122,088	¥1,261,571
Card loans	260,533	270,007
Other	23,466	28,668

	1,406,087	1,560,246

Corporate—
Real estate companies	230,001	270,965
Non-recourse loans	19,951	12,758
Commercial, industrial and other companies	365,371	340,050

	615,323	623,773

Overseas:
Non-recourse loans	61,260	75,968
Commercial, industrial companies and other	479,039	530,924

	540,299	606,892
Purchased loans*	30,524	24,795

	¥2,592,233	¥2,815,706

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

Generally, installment loans are made under agreements that require the borrower to provide collateral or guarantors.

At March 31, 2017, the contractual maturities of installment loans (except purchased loans) for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2018	¥473,690
2019	308,873
2020	256,967
2021	223,030
2022	189,921
Thereafter	1,338,430

Total	¥2,790,911

Included in finance revenues in the consolidated statements of income is interest income on loans of ¥110,390 million, ¥118,982 million and ¥127,128 million fiscal 2015, 2016 and 2017, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale originated on or after October 1, 2011. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2016 and 2017 were ¥21,867 million and ¥22,548 million, respectively. There were ¥20,673 million and ¥19,232 million of loans held for sale as of March 31, 2016 and 2017, respectively, measured at fair value by electing the fair value option.

Purchased loans acquired by the Company and its subsidiaries are generally loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely and characterized by extended period of non-performance by the borrower, and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥30,524 million and ¥24,795 million as of March 31, 2016 and 2017, respectively, and the fair value at the acquisition date of purchased loans acquired during fiscal 2016 and 2017 were ¥7,799 million and ¥6,326 million, respectively.

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired, and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥11,013 million and ¥7,443 million as of March 31, 2016 and 2017, respectively.

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2015, 2016 and 2017 are as follows:

	Millions of yen
	2015	2016	2017
Beginning balance	¥14,148	¥10,717	¥8,233
Provision (Reversal)	(690)	(1,308)	(1,247)
Charge-offs	(3,390)	(1,236)	(841)
Recoveries	432	232	232
Other*	217	(172)	(316)

Ending balance	¥10,717	¥8,233	¥6,061

*	Other includes foreign currency translation adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

8. Credit Quality of Financing Receivables and the Allowance for Credit Losses

ASC 310 (“Receivables”) requires an entity to provide the following information disaggregated by portfolio segment and class of financing receivable.

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

The following table provides information about the allowance for credit losses for fiscal 2015, 2016 and 2017:

	March 31, 2015
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥13,473	¥9,047	¥32,744	¥14,148	¥15,384	¥84,796
Provision (Reversal)	5,456	(1,080)	4,800	(690)	3,145	11,631
Charge-offs	(7,189)	(53)	(13,247)	(3,390)	(3,832)	(27,711)
Recoveries	835	0	593	432	58	1,918
Other*2	10	234	782	217	449	1,692

Ending balance	¥12,585	¥8,148	¥25,672	¥10,717	¥15,204	¥72,326

Individually evaluated for impairment	2,606	7,751	15,541	8,481	0	34,379
Not individually evaluated for impairment	9,979	397	10,131	2,236	15,204	37,947

Financing receivables:
Ending balance	¥1,330,353	¥124,768	¥965,028	¥42,292	¥1,216,454	¥3,678,895

Individually evaluated for impairment	11,993	22,032	51,793	15,216	0	101,034
Not individually evaluated for impairment	1,318,360	102,736	913,235	27,076	1,216,454	3,577,861

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2016
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥12,585	¥8,148	¥25,672	¥10,717	¥15,204	¥72,326
Provision (Reversal)	7,367	(491)	3,362	(1,308)	2,787	11,717
Charge-offs	(7,572)	(504)	(5,298)	(1,236)	(4,075)	(18,685)
Recoveries	543	0	393	232	13	1,181
Other*3	344	(5,353)	(738)	(172)	(549)	(6,468)

Ending balance	¥13,267	¥1,800	¥23,391	¥8,233	¥13,380	¥60,071

Individually evaluated for impairment	2,770	1,323	12,552	5,888	0	22,533
Not individually evaluated for impairment	10,497	477	10,839	2,345	13,380	37,538

Financing receivables:
Ending balance	¥1,461,982	¥81,211	¥996,649	¥30,524	¥1,190,136	¥3,760,502

Individually evaluated for impairment	14,101	11,057	37,422	11,013	0	73,593
Not individually evaluated for impairment	1,447,881	70,154	959,227	19,511	1,190,136	3,686,909

	March 31, 2017
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥13,267	¥1,800	¥23,391	¥8,233	¥13,380	¥60,071
Provision (Reversal)	17,844	1,134	3,564	(1,247)	1,372	22,667
Charge-offs	(13,363)	0	(4,485)	(841)	(4,067)	(22,756)
Recoveries	469	0	222	232	11	934
Other*4	382	17	(1,613)	(316)	(159)	(1,689)

Ending balance	¥18,599	¥2,951	¥21,079	¥6,061	¥10,537	¥59,227

Individually evaluated for impairment	2,927	2,114	10,565	4,462	0	20,068
Not individually evaluated for impairment	15,672	837	10,514	1,599	10,537	39,159

Financing receivables:
Ending balance	¥1,616,009	¥88,726	¥1,063,628	¥24,795	¥1,204,024	¥3,997,182

Individually evaluated for impairment	16,667	6,032	28,883	7,443	0	59,025
Not individually evaluated for impairment	1,599,342	82,694	1,034,745	17,352	1,204,024	3,938,157

Note:	Loans held for sale are not included in the table above.
*1	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.
*2	Other mainly includes foreign currency translation adjustments and decrease in allowance related to newly consolidated subsidiaries.
*3	Other mainly includes foreign currency translation adjustments and decrease in allowance related to deconsolidated subsidiaries. Additionally, other in non-recourse loans includes a decrease of ¥5,265 million due to the sale of controlling class interests of a certain VIE, which was formerly consolidated, to a third party and resulting in deconsolidation of that VIE.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

*4	Other mainly includes foreign currency translation adjustments and decrease in allowance related to deconsolidated subsidiaries.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the impaired loans as of March 31, 2016 and 2017:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2017
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded*1:		¥6,524	¥6,499	¥0
Consumer borrowers		973	956	0
	Housing loans	973	956	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		5,439	5,431	0
Non-recourse loans	Japan	0	0	0
	The Americas	0	0	0
Other	Real estate companies	0	0	0
	Entertainment companies	8	2	0
	Other	5,431	5,429	0
Purchased loans		112	112	0
With an allowance recorded*2:		52,501	51,153	20,068
Consumer borrowers		15,694	14,775	2,927
	Housing loans	3,271	2,796	1,202
	Card loans	4,102	4,091	616
	Other	8,321	7,888	1,109
Corporate borrowers		29,476	29,047	12,679
Non-recourse loans	Japan	203	202	35
	The Americas	5,829	5,829	2,079
Other	Real estate companies	7,212	7,154	1,638
	Entertainment companies	1,728	1,720	637
	Other	14,504	14,142	8,290
Purchased loans		7,331	7,331	4,462

Total:		¥59,025	¥57,652	¥20,068

Consumer borrowers		16,667	15,731	2,927

	Housing loans	4,244	3,752	1,202

	Card loans	4,102	4,091	616

	Other	8,321	7,888	1,109

Corporate borrowers		34,915	34,478	12,679

Non-recourse loans	Japan	203	202	35

	The Americas	5,829	5,829	2,079

Other	Real estate companies	7,212	7,154	1,638

	Entertainment companies	1,736	1,722	637

	Other	19,935	19,571	8,290

Purchased loans		7,443	7,443	4,462

Note:	Loans held for sale are not included in the table above.
*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for fiscal 2015, 2016 and 2017:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2017
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥15,166	¥316	¥277
	Housing loans	4,261	146	130
	Card loans	4,113	67	58
	Other	6,792	103	89
Corporate borrowers		39,667	626	576
Non-recourse loans	Japan	1,224	6	6
	The Americas	5,679	66	66
Other	Real estate companies	7,720	189	177
	Entertainment companies	2,134	76	76
	Other	22,910	289	251
Purchased loans		9,348	591	591

Total		¥64,181	¥1,533	¥1,444

Note:	Loans held for sale are not included in the table above.
*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2016 and 2017:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2017
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,589,620	¥16,667	¥9,722	¥26,389	¥1,616,009
	Housing loans	1,273,603	4,244	1,685	5,929	1,279,532
	Card loans	264,559	4,102	1,346	5,448	270,007
	Other	51,458	8,321	6,691	15,012	66,470
Corporate borrowers		1,117,439	34,915	0	34,915	1,152,354
Non-recourse loans	Japan	12,555	203	0	203	12,758
	The Americas	70,139	5,829	0	5,829	75,968
Other	Real estate companies	313,947	7,212	0	7,212	321,159
	Entertainment companies	94,190	1,736	0	1,736	95,926
	Other	626,608	19,935	0	19,935	646,543
Purchased loans		17,352	7,443	0	7,443	24,795
Direct financing leases		1,192,424	0	11,600	11,600	1,204,024
	Japan	839,848	0	6,442	6,442	846,290
	Overseas	352,576	0	5,158	5,158	357,734

Total		¥3,916,835	¥59,025	¥21,322	¥80,347	¥3,997,182

Note:	Loans held for sale are not included in the table above.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2016 and 2017:

	March 31, 2016
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥5,002	¥11,348	¥16,350	¥1,461,982	¥11,348
	Housing loans	2,283	4,435	6,718	1,138,054	4,435
	Card loans	503	1,103	1,606	260,533	1,103
	Other	2,216	5,810	8,026	63,395	5,810
Corporate borrowers		3,018	18,944	21,962	1,077,860	31,464
Non-recourse loans	Japan	0	4,776	4,776	19,951	4,776
	The Americas	2,370	400	2,770	61,260	5,924
Other	Real estate companies	44	2,727	2,771	270,170	2,727
	Entertainment companies	0	145	145	101,281	145
	Other	604	10,896	11,500	625,198	17,892
Direct financing leases		6,457	12,556	19,013	1,190,136	12,556
	Japan	500	7,918	8,418	839,125	7,918
	Overseas	5,957	4,638	10,595	351,011	4,638

Total		¥14,477	¥42,848	¥57,325	¥3,729,978	¥55,368

	March 31, 2017
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥6,433	¥12,971	¥19,404	¥1,616,009	¥12,971
	Housing loans	2,314	3,420	5,734	1,279,532	3,420
	Card loans	518	1,825	2,343	270,007	1,825
	Other	3,601	7,726	11,327	66,470	7,726
Corporate borrowers		4,902	15,224	20,126	1,152,354	24,474
Non-recourse loans	Japan	0	0	0	12,758	0
	The Americas	4,028	4,940	8,968	75,968	5,768
Other	Real estate companies	37	1,867	1,904	321,159	1,867
	Entertainment companies	0	140	140	95,926	140
	Other	837	8,277	9,114	646,543	16,699
Direct financing leases		4,834	11,600	16,434	1,204,024	11,600
	Japan	535	6,442	6,977	846,290	6,442
	Overseas	4,299	5,158	9,457	357,734	5,158

Total		¥16,169	¥39,795	¥55,964	¥3,972,387	¥49,045

Note:	Loans held for sale and purchased loans are not included in the table above.

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

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtor’s creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during fiscal 2015, 2016 and 2017:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2017
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥10,721	¥8,253
	Housing loans	640	587
	Card loans	2,120	1,687
	Other	7,961	5,979
Corporate borrowers		729	693
Other	Other	729	693

Total		¥11,450	¥8,946

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

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2017 and for which there was a payment default during fiscal 2017:

	March 31, 2017
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥1,526
	Card loans	47
	Other	1,479

Total		¥1,526

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

As of March 31, 2016 and 2017, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥601 million and ¥324 million as of March 31, 2016 and 2017, respectively.

9. Investment in Securities

Investment in securities as of March 31, 2016 and 2017 consists of the following:

	Millions of yen
	2016	2017
Trading securities*	¥725,821	¥569,074
Available-for-sale securities	1,347,890	1,165,417
Held-to-maturity securities	114,858	114,400
Other securities	156,223	177,621

Total	¥2,344,792	¥2,026,512

*	The amount of assets under management of variable annuity and variable life insurance contracts included in trading securities were ¥704,313 million and ¥547,850 million as of March 31, 2016 and 2017, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Gains and losses realized from the sale of trading securities and net unrealized holding gains (losses) on trading securities are included in net gains on investment securities and life insurance related investment income. For further information, see Note 22 “Gains on investment securities and dividends” and Note 23 “Life Insurance Operations.” For fiscal 2015, 2016 and 2017, net unrealized holding gains (losses) on trading securities were gains of ¥137,704 million, losses of ¥84,678 million and gains of ¥19,049 million, respectively.

During fiscal 2015, 2016 and 2017, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥511,868 million, ¥464,232 million and ¥549,865 million, respectively, resulting in gross realized gains of ¥32,206 million, ¥32,593 million and ¥33,804 million, respectively, and gross realized losses of ¥129 million, ¥467 million and ¥3,103 million, respectively. The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2015, 2016 and 2017, the Company and its subsidiaries charged losses on securities of ¥8,997 million, ¥4,515 million and ¥6,608 million, respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share. The aggregate carrying amount of other securities accounted for under the cost method totaled ¥27,349 million and ¥25,597 million as of March 31, 2016 and 2017, respectively. Investments with an aggregate cost of ¥27,125 million and ¥25,396 million respectively, were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale securities, which as of March 31, 2016 and 2017, were fair valued at ¥988 million and ¥1,015 million, respectively.

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale securities, which as of March 31, 2017, were fair valued at ¥1,026 million.

A certain subsidiary elected the fair value option for certain investments in equity securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the differences in classification of recognized gain or loss that would otherwise exist between the equity securities and the derivatives used to manage the risk of changes in fair value of these equity securities. As of March 31, 2016 and 2017, these equity securities were fair valued at ¥16,227 million and ¥15,400 million, respectively.

Certain subsidiaries elected the fair value option for certain investments in a trust and investment funds included in other securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2016 and 2017, the fair values of these investments were ¥10,152 million and ¥7,453 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type as of March 31, 2016 and 2017 are as follows:

March 31, 2016

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥464,854	¥32,501	¥0	¥497,355
Japanese prefectural and foreign municipal bond securities	165,465	4,106	(37)	169,534
Corporate debt securities	403,349	7,443	(13)	410,779
Specified bonds issued by SPEs in Japan	3,422	39	0	3,461
CMBS and RMBS in the Americas	97,692	1,906	(2,412)	97,186
Other asset-backed securities and debt securities	63,079	1,744	(6,593)	58,230
Equity securities	85,452	33,492	(7,599)	111,345

	1,283,313	81,231	(16,654)	1,347,890

Held-to-maturity:
Japanese government bond securities and other	114,858	30,662	0	145,520

	¥1,398,171	¥111,893	¥(16,654)	¥1,493,410

March 31, 2017

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥334,117	¥12,321	¥(826)	¥345,612
Japanese prefectural and foreign municipal bond securities	166,789	3,034	(1,001)	168,822
Corporate debt securities	393,021	3,606	(2,983)	393,644
Specified bonds issued by SPEs in Japan	1,077	10	0	1,087
CMBS and RMBS in the Americas	95,700	3,359	(558)	98,501
Other asset-backed securities and debt securities	61,138	3,957	(378)	64,717
Equity securities	67,914	25,618	(498)	93,034

	1,119,756	51,905	(6,244)	1,165,417

Held-to-maturity:
Japanese government bond securities and other	114,400	25,323	0	139,723

	¥1,234,156	¥77,228	¥(6,244)	¥1,305,140

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2016 and 2017, respectively:

March 31, 2016

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese prefectural and foreign municipal bond securities	¥14,821	¥(30)	¥554	¥(7)	¥15,375	¥(37)
Corporate debt securities	32,969	(13)	1,802	0	34,771	(13)
CMBS and RMBS in the Americas	55,226	(2,234)	5,002	(178)	60,228	(2,412)
Other asset-backed securities and debt securities	14,220	(1,857)	18,846	(4,736)	33,066	(6,593)
Equity securities	17,040	(7,550)	594	(49)	17,634	(7,599)

	¥134,276	¥(11,684)	¥26,798	¥(4,970)	¥161,074	¥(16,654)

March 31, 2017
	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥33,991	¥(826)	¥0	¥0	¥33,991	¥(826)
Japanese prefectural and foreign municipal bond securities	36,873	(696)	6,202	(305)	43,075	(1,001)
Corporate debt securities	152,812	(2,983)	0	0	152,812	(2,983)
CMBS and RMBS in the Americas	20,238	(485)	9,428	(73)	29,666	(558)
Other asset-backed securities and debt securities	3,308	(1)	3,991	(377)	7,299	(378)
Equity securities	7,645	(480)	787	(18)	8,432	(498)

	¥254,867	¥(5,471)	¥20,408	¥(773)	¥275,275	¥(6,244)

The number of investment securities that were in an unrealized loss position as of March 31, 2016 and 2017 were 259 and 325, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met.

Debt securities with unrealized loss position mainly include corporate debt securities in Japan, CMBS and RMBS in the Americas and other asset-backed securities.

The unrealized loss associated with corporate debt securities is primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectability of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2017.

The unrealized loss associated with CMBS and RMBS in the Americas and other asset-backed securities is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis and no credit impairment was identified. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired as of March 31, 2017.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired as of March 31, 2017.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for fiscal 2015, 2016 and 2017 are as follows:

	Millions of yen
	2015	2016	2017
Total other-than-temporary impairment losses	¥9,077	¥4,517	¥6,608
Portion of loss recognized in other comprehensive income (before taxes)	(80)	(2)	0

Net impairment losses recognized in earnings	¥8,997	¥4,515	¥6,608

Total other-than-temporary impairment losses for fiscal 2015 and 2016 related to equity securities, debt securities and other securities. Total other-than-temporary impairment losses for fiscal 2017 related to equity securities and other securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for fiscal 2015, 2016 and 2017 are as follows:

	Millions of yen
	2015	2016	2017
Beginning	¥1,991	¥2,633	¥1,413
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	456	0	0
Credit loss for which an other-than-temporary impairment was previously recognized	282	49	0
Reduction during the period:
For securities sold or redeemed	(44)	(604)	(171)
Due to change in intent to sell or requirement to sell	(52)	(665)	(22)

Ending	¥2,633	¥1,413	¥1,220

The Company and its subsidiaries recorded other-than-temporary impairments related to the non-credit losses arising from foregoing debt securities for CMBS and RMBS in the Americas. These impairments included the amount of unrealized gains or losses for the changes in fair value of the debt securities after recognition of other-than-temporary impairments in earnings. As of March 31, 2015, an unrealized gain of ¥234 million and an unrealized loss of ¥58 million, before taxes, were included and an unrealized gain of ¥149 million and an unrealized loss of ¥37 million, net of taxes, were included in unrealized gains or losses of accumulated other comprehensive income. As of March 31, 2016, an unrealized gain of ¥61 million and an unrealized loss of ¥6 million, before taxes, were included and an unrealized gain of ¥39 million and an unrealized loss of ¥4 million, net of taxes, were included in unrealized gains or losses of accumulated other comprehensive income. As of March 31, 2017, an unrealized gain of ¥57 million, before taxes, were included and an unrealized gain of ¥36 million, net of taxes, were included in unrealized gains or losses of accumulated other comprehensive income. As of March 31, 2017, no unrealized loss was included in unrealized gains or losses of accumulated other comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities held as of March 31, 2017:

Available-for-sale securities held as of March 31, 2017:

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥55,086	¥56,943
Due after one to five years	287,573	289,773
Due after five to ten years	393,476	394,894
Due after ten years	315,707	330,773

	¥1,051,842	¥1,072,383

Held-to-maturity securities held as of March 31, 2017:
	Millions of yen
	Amortized cost	Fair value
Due after ten years	¥114,400	¥139,723

	¥114,400	¥139,723

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in finance revenues in the consolidated statements of income is interest income on investment securities of ¥12,391 million, ¥12,712 million and ¥14,031 million for fiscal 2015, 2016 and 2017 respectively.

The Company and a certain foreign subsidiary acquired debt securities with evidence of deterioration of credit quality at the time of acquisition, and it was not probable the Company and a certain foreign subsidiary were able to recover all contractual amounts of those debt securities. The Company and the subsidiary determined the expected future cash flows taking into account historical cash collections for debt securities with similar characteristics as well as expected prepayments and the amount and the timing of undiscounted expected principal, interest and other cash flows for each pool of debt securities. Accretable yield represents the excess of expected future cash flows over carrying value of the debt securities, which is recognized as interest income over the remaining life of the debt securities. For a debt security for which the fair value is less than the amortized cost basis, the Company and a certain foreign subsidiary estimates the present value of cash flows expected to be collected from the security and compares it with the amortized cost basis of the security to determine whether a credit loss exists. If, based on current information and events, the Company and the subsidiary determine a credit loss exists for that security, an other-than-temporary impairment is considered to have occurred. For a debt security for which an other-than-temporary impairment is considered to have occurred, the Company and the subsidiary recognize the entire difference between the amortized cost and the fair value in earnings if the Company and the subsidiary intend to sell the debt security or it is more likely than not that the Company and the subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and the subsidiary do not intend to sell the debt security

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

and it is not more likely than not that the Company and the subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and the subsidiary separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes. The carrying amounts and the nominal value of debt securities acquired with evidence of deterioration of credit quality were ¥319 million and ¥1,057 million as of March 31, 2016, and ¥18 million and ¥355 million as of March 31, 2017. The outstanding balance of accretable yield was ¥743 million and ¥402 million as of March 31, 2016 and 2017, respectively.

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

During fiscal 2015, 2016 and 2017, there was no securitization transaction accounted for as a sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2016 and 2017, and quantitative information about net credit loss for fiscal 2015, 2016 and 2017 are as follows:

	Millions of yen
	Total principal amount of receivables		Principal amount of receivables that are 90 days or more past-due and impaired loans
	March 31, 2016	March 31, 2017	March 31, 2016	March 31, 2017
Direct financing leases	¥1,190,136	¥1,204,024	¥12,556	¥11,600
Installment loans	2,592,233	2,815,706	81,771	68,747

	3,782,369	4,019,730	94,327	80,347
Direct financing leases sold on securitization	706	0	0	0

Total	¥3,783,075	¥4,019,730	¥94,327	¥80,347

	Millions of yen
	Credit loss
	2015	2016	2017
Direct financing leases	¥3,774	¥4,062	¥4,056
Installment loans	22,019	13,442	17,766

	25,793	17,504	21,822
Direct financing leases sold on securitization	0	0	0

Total	¥25,793	¥17,504	¥21,822

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets and roll-forwards of the amount of the servicing assets during fiscal 2016 and 2017 are as follows:

	Millions of yen
	2016	2017
Beginning balance	¥18,376	¥16,852
Increase mainly from loans sold with servicing retained	4,077	4,118
Decrease mainly from amortization	(4,467)	(3,625)
Increase (Decrease) from the effects of changes in foreign exchange rates	(1,134)	(42)

Ending balance	¥16,852	¥17,303

The fair value of the servicing assets as of March 31, 2016 and 2017 are as follows:

	Millions of yen
	March 31, 2016	March 31, 2017
Beginning balance	¥27,676	¥24,229
Ending balance	¥24,229	¥24,907

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

11. Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter referred to as VIE) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.

The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2016 *4

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	953	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	174,854	56,325	113,869	7,000
(d) VIEs for corporate rehabilitation support business	2,055	40	0	0
(e) VIEs for investment in securities	24,882	9,657	17,336	2,422
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	381,313	256,620	346,169	0
(g) VIEs for securitization of loan receivable originated by third parties	21,550	20,548	21,550	0
(h) VIEs for power generation projects	159,593	82,535	88,119	121,390
(i) Other VIEs	216,632	97,979	213,466	0

Total	¥981,832	¥523,704	¥800,509	¥130,812

March 31, 2017
	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	663	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	127,425	39,877	75,382	7,000
(d) VIEs for corporate rehabilitation support business	1,544	16	0	0
(e) VIEs for investment in securities	50,411	2,027	5,567	1,995
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	338,138	228,935	307,315	0
(g) VIEs for securitization of loan receivable originated by third parties	18,683	17,202	18,683	0
(h) VIEs for power generation projects	212,153	111,404	127,993	84,227
(i) Other VIEs	202,386	72,447	168,353	0

Total	¥951,403	¥471,908	¥703,293	¥93,222

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.
*4	The amounts as of March 31, 2016 were disclosed according to ASC 810 (“Consolidation”) before amendment, and were not adjusted to reflect the Accounting Standards Update 2015-02 (“Amendments to the Consolidation Analysis”—ASC 810 (“Consolidation”)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

2.	Non-consolidated VIEs

March 31, 2016 *2

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss*1
(a) VIEs for liquidating customer assets	¥33,406	¥0	¥2,091	¥9,551
(b) VIEs for acquisition of real estate and real estate development projects for customers	170,001	4,776	13,039	24,964
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	2,964,616	0	26,174	47,636
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,070,683	0	10,671	10,721
(h) VIEs for power generation projects	20,007	0	1,182	1,182
(i) Other VIEs	104,284	0	4,868	4,868

Total	¥4,362,997	¥4,776	¥58,025	¥98,922

March 31, 2017 *3
	Millions of yen
	Total assets	Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs		Specified bonds and non-recourse loans	Investments	Maximum exposure to loss*1
(a) VIEs for liquidating customer assets	¥8,671	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	96,187	0	11,130	11,194
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	30,299,519	0	80,211	109,310
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,744,471	0	18,448	18,483
(h) VIEs for power generation projects	12,414	0	1,719	3,729
(i) Other VIEs	319,520	4,864	17,963	25,260

Total	¥32,480,782	¥4,864	¥130,462	¥168,967

*1	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

*2	The amounts as of March 31, 2016 were disclosed according to ASC 810 (“Consolidation”) before amendment, and were not adjusted to reflect the Accounting Standards Update 2015-02 (“Amendments to the Consolidation Analysis”—ASC 810 (“Consolidation”)).
*3	On April 1, 2016, the Company and its subsidiaries adopted the Accounting Standards Update 2015-02 (“Amendments to the Consolidation Analysis”—ASC 810 (“Consolidation”)), issued in February 2015. As a result of the adoption, the effect on the non-consolidated VIEs as of April 1, 2016 was an increase of ¥2,401,930 million in total assets, an increase of ¥56,931 million in investments and an increase of ¥69,660 million in maximum exposure to loss. This was due primarily to the increases of ¥2,021,460 million in total assets, ¥49,275 million in investments and ¥62,003 million in maximum exposure to loss, included in “(e) VIEs for investment in securities.”

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

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents and liabilities of those consolidated VIEs are mainly included in other liabilities.

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

Certain subsidiaries consolidated certain such VIEs since the subsidiaries has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts and other payable. A subsidiary has a commitment agreement by which the subsidiary may be required to make additional investment in certain such consolidated VIEs.

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

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities. The Company has commitment agreements by which the Company may be required to make additional investment or execute loans in certain such consolidated VIEs.

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

Variable interests in non-consolidated VIEs, which the Company and its subsidiaries hold, are mainly included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have a commitment agreement by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

12. Investment in Affiliates

Investment in affiliates at March 31, 2016 and 2017 consists of the following:

	Millions of yen
	2016	2017
Shares	¥499,922	¥485,386
Loans and others	30,745	38,848

	¥530,667	¥524,234

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥110,121 million and ¥110,568 million, respectively, as of March 31, 2016 and ¥127,121 million and ¥159,867 million, respectively, as of March 31, 2017.

In fiscal 2015, 2016 and 2017, the Company and its subsidiaries received dividends from affiliates of ¥18,186 million, ¥30,063 million and ¥14,913 million, respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥101,289 million and ¥96,649 million as of March 31, 2016 and 2017, respectively.

From fiscal 2016, the Company no longer has the ability to exercise significant influence on ORIX JREIT Inc., and therefore has excluded ORIX JREIT Inc. from investment in affiliates accounted for by using the equity method. The transactions during the period accounted for by the equity method are described below.

ORIX JREIT Inc., formerly an equity method affiliate, entered into an asset management agreement and the like with one of the Company’s subsidiaries and paid fees of ¥2,433 million, ¥1,937 million for fiscal 2015 and 2016, respectively.

In fiscal 2015 and 2016, the Company and certain subsidiaries sold to ORIX JREIT Inc., office buildings, commercial facilities other than office buildings, and condominiums mainly under operating leases. In fiscal 2015 and 2016, the Company and the subsidiaries recognized gains of ¥10,473 million, ¥1,744 million, respectively in earnings as operating leases. The related intercompany profits have been eliminated based on the Company’s proportionate share.

Combined and condensed information relating to the affiliates for fiscal 2015, 2016 and 2017 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	2015	2016	2017
Operations:
Total revenues	¥1,094,317	¥1,333,838	¥1,394,872
Income before income taxes	130,799	177,535	154,162
Net income	109,865	141,964	109,183

Financial position:
Total assets	¥6,897,921	¥8,350,901	¥8,452,544
Total liabilities	5,131,402	6,206,321	6,075,513
Total equity	1,766,519	2,144,580	2,377,031

The Company and its subsidiaries had no significant transactions with these companies except as described above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

13. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2015, 2016 and 2017 are as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Balance at March 31, 2014
Goodwill	¥1,304	¥282	¥19,300	¥26,250	¥15,424	¥273,643	¥336,203
Accumulated impairment losses	(257)	0	0	(39)	0	0	(296)

	1,047	282	19,300	26,211	15,424	273,643	335,907
Acquired	53,741	0	0	17,967	0	12,043	83,751
Impairment	(550)	0	(8,708)	0	0	(587)	(9,845)
Other (net)*	0	0	(97)	(376)	0	(36,725)	(37,198)

Balance at March 31, 2015
Goodwill	55,045	282	19,203	43,841	15,424	248,961	382,756
Accumulated impairment losses	(807)	0	(8,708)	(39)	0	(587)	(10,141)

	54,238	282	10,495	43,802	15,424	248,374	372,615
Acquired	1,158	0	0	29,365	0	3,796	34,319
Impairment	(30)	0	0	0	0	0	(30)
Other (net)*	0	0	0	(6,260)	0	(68,491)	(74,751)

Balance at March 31, 2016
Goodwill	56,203	282	19,203	66,946	15,424	184,266	342,324
Accumulated impairment losses	(837)	0	(8,708)	(39)	0	(587)	(10,171)

	55,366	282	10,495	66,907	15,424	183,679	332,153
Acquired	0	0	0	26,316	0	7,054	33,370
Impairment	0	0	0	0	0	(2,785)	(2,785)
Other (net)*	0	0	(31)	(11,342)	0	(10,187)	(21,560)

Balance at March 31, 2017
Goodwill	56,203	282	19,172	81,920	15,424	181,133	354,134
Accumulated impairment losses	(837)	0	(8,708)	(39)	0	(3,372)	(12,956)

	¥55,366	¥282	¥10,464	¥81,881	¥15,424	¥177,761	¥341,178

*	Other includes foreign currency translation adjustments, decreases due to sale of ownership interest in subsidiaries and certain other reclassifications. In the Overseas Business segment, there was a decrease of ¥39,694 million during fiscal 2015 due to the partial sale of shares of STX Energy, which as a result of the sale changed from a consolidated subsidiary to an equity method affiliate. In the Overseas Business segment, there was a decrease of ¥57,153 million during fiscal 2016 due to the partial sale of shares of Houlihan Lokey, which as a result of the sale changed from a consolidated subsidiary to an equity method affiliate.

As a result of the impairment test, the Company and its subsidiaries recognized impairment losses on goodwill of ¥550 million in Corporate Financial Services segment, ¥8,708 million on golf business included in Real Estate segment, ¥587 million in Overseas Business segment during fiscal 2015. These impairment losses are included in other (income) and expense, net in the consolidated statements of income. The impairment loss on golf business was recognized as a result of reduction in estimated future cash flow due to our additional capital investment in the slower market growth, which brought the fair value of the reporting unit below its carrying amount. The Company and its subsidiaries recognized an impairment loss on goodwill of ¥30 million in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Corporate Financial Services segment during fiscal 2016. This impairment loss is included in other (income) and expense, net in the consolidated statements of income. The fair values of the reporting units were measured using mainly the discounted cash flow methodologies and the business enterprise value multiples methodologies. The Company and its subsidiaries recognized an impairment loss on goodwill of ¥2,785 million in Overseas Business segment during fiscal 2017. This impairment loss is included in other (income) and expense, net in the consolidated statements of income. This impairment loss was recognized as a result of reduction in the fair value of an overseas subsidiary due to increases in the credit losses from installment loans, which brought the fair value of the reporting unit below its carrying amount.

Other intangible assets at March 31, 2016 and 2017 consist of the following:

	Millions of yen
	2016	2017
Intangible assets that have indefinite useful lives:
Trade names	¥75,860	¥74,489
Asset management contracts	150,686	141,352
Others	3,906	6,395

	230,452	222,236

Intangible assets subject to amortization:
Software	94,898	89,714
Customer relationships	125,081	117,716
Others	32,388	73,866

	252,367	281,296
Accumulated amortization	(96,485)	(107,481)

Net	155,882	173,815

	¥386,334	¥396,051

The aggregate amortization expenses for intangible assets are ¥23,164 million, ¥25,848 million and ¥26,252 million in fiscal 2015, 2016 and 2017, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥23,594 million in fiscal 2018, ¥22,078 million in fiscal 2019, ¥20,447 million in fiscal 2020, ¥15,877 million in fiscal 2021 and ¥13,249 million in fiscal 2022, respectively.

Intangible assets subject to amortization increased during fiscal 2017 are ¥38,658 million. They mainly consist of ¥8,203 million of software and ¥13,036 million of license recognized in acquisitions. The weighted average amortization periods for the software and the license recognized in acquisitions are 7 years and 25 years, respectively.

As a result of the impairment test, the Company and its subsidiaries recognized impairment losses of ¥358 million on intangible assets included in mainly Corporate Financial Services segment, during fiscal 2015. The Company and its subsidiaries recognized an impairment loss of ¥295 million on intangible assets included in Investment and Operation segment, during fiscal 2016. The Company and its subsidiaries recognized an impairment loss of ¥411 million on intangible assets included in Overseas Business segment during fiscal 2017. These impairment losses are included in other (income) and expense, net in the consolidated statements of income. These impairment losses are recognized due to the reduction in the estimated future cash flow, which brought the fair values of the intangible assets below its carrying amount. The fair values of the intangible assets were measured using the discounted cash flow methodologies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

14. Short-Term and Long-Term Debt

Short-term debt consists of borrowings from financial institutions and commercial paper.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2016 and 2017 are as follows:

March 31, 2016

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥80,846	0.5%
Short-term debt outside Japan, mainly from banks	166,417	2.2
Commercial paper in Japan	94,786	0.1
Commercial paper outside Japan	7,575	4.0

	¥349,624	1.3

March 31, 2017

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥79,494	0.8%
Short-term debt outside Japan, mainly from banks	153,877	2.8
Commercial paper in Japan	50,096	0.0
Commercial paper outside Japan	0	0.0

	¥283,467	1.7

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2016 and 2017 are as follows:

March 31, 2016

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2017~2033	¥521,491	1.8%
Floating rate	2017~2033	1,599,803	0.9
Insurance companies and others:
Fixed rate	2018~2027	342,720	1.0
Floating rate	2017~2026	259,306	0.8
Unsecured bonds	2017~2025	875,575	1.1
Unsecured notes under medium-term note program	2017~2021	62,491	2.7
Payables under securitized lease receivables	2020~2021	129,005	0.3
Payables under securitized loan receivables and investment in securities	2017~2039	146,527	2.6

		¥3,936,918	1.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2017

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2018~2035	¥481,959	1.7%
Floating rate	2018~2077	1,613,795	1.0
Insurance companies and others:
Fixed rate	2020~2027	340,265	1.0
Floating rate	2019~2077	288,837	0.6
Unsecured bonds	2018~2027	688,488	1.0
Unsecured notes under medium-term note program	2019~2027	196,570	3.0
Payables under securitized lease receivables	2021~2023	103,212	0.4
Payables under securitized loan receivables and investment in securities	2018~2039	141,858	2.6

		¥3,854,984	1.2

Note:	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03(“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2017 is as follows:

Years ending March 31,	Millions of yen
2018	¥825,026
2019	634,732
2020	469,448
2021	465,384
2022	440,728
Thereafter	1,019,666

Total	¥3,854,984

Borrowings with floating rate from banks, insurance companies and others include the amount of ¥94,000 million of subordinated syndicated loan (hybrid loan, whose maturity date is fiscal 2077), and ¥60,000 million and ¥34,000 million can be repaid after 5 years, and 7 years respectively.

For borrowings from banks, insurance companies and other financial institutions, for bonds, and for medium-term notes, principal repayments are made upon maturity of the loan contracts and interest payments are usually paid semi-annually.

During fiscal 2015, 2016 and 2017, the Company and certain subsidiaries recognized net amortization expenses of premiums and discounts of bonds and medium-term notes, and deferred issuance costs of bonds and medium-term notes in the amount of ¥367 million, ¥1,085 million and ¥924 million, respectively.

Total committed credit lines for the Company and its subsidiaries were ¥464,677 million and ¥463,643 million at March 31, 2016 and 2017, respectively, and, of these lines, ¥389,903 million and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

¥393,968 million were available at March 31, 2016 and 2017, respectively. Of the available committed credit lines, ¥380,062 million and ¥356,164 million were long-term committed credit lines at March 31, 2016 and 2017, respectively.

The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.

Other than the assets of the consolidated VIEs pledged as collateral for financing (see Note 11 “Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2017:

Millions of yen
Minimum lease payments, loans and investment in operating leases	¥102,339
Investment in securities	172,084
Property under facility operations	7,532
Other assets and other	17,643

¥299,598

As of March 31, 2017, debt liabilities was secured by shares of subsidiaries of ¥38,562 million, which was eliminated through consolidation adjustment, and debt liabilities of affiliates was secured by investment in affiliates of ¥37,013 million. In addition, ¥40,290 million was pledged primarily by investment in securities for collateral deposits, deposit for real estate transaction, and assets for liquidation of future rent as of March 31, 2017.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2017.

15. Deposits

Deposits at March 31, 2016 and 2017 consist of the following:

	Millions of yen
	2016	2017
Time deposits	¥1,093,238	¥1,200,240
Other deposits	305,234	414,368

Total	¥1,398,472	¥1,614,608

The balances of time deposits and certificates of deposit issued in amounts of ¥10 million or more were ¥648,697 million and ¥781,516 million at March 31, 2016 and 2017, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The maturity schedule of time deposits at March 31, 2017 is as follows:

Years ending March 31,	Millions of yen
2018	¥818,840
2019	186,119
2020	82,894
2021	78,150
2022	33,737
Thereafter	500

Total	¥1,200,240

16. Income Taxes

Income before income taxes and discontinued operations, and the provision for income taxes in fiscal 2015, 2016 and 2017 are as follows:

	Millions of yen
	2015	2016	2017
Income before income taxes and discontinued operations:
Japan	¥188,601	¥228,527	¥302,995
Overseas	155,416	162,775	121,970

	¥344,017	¥391,302	¥424,965

Provision for income taxes:
Current—
Japan	¥9,455	¥34,866	¥85,963
Overseas	38,264	42,918	32,758

	47,719	77,784	118,721

Deferred—
Japan	36,112	34,315	20,859
Overseas	5,226	8,213	4,459

	41,338	42,528	25,318

Provision for income taxes	¥89,057	¥120,312	¥144,039

In fiscal 2015, the Company and its subsidiaries in Japan are subject to a National Corporation tax of approximately 26%, an Inhabitant tax of approximately 5% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of approximately 35.9%. In fiscal 2016, the Company and its subsidiaries in Japan are subject to a National Corporation tax of approximately 25%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 6%, which in the aggregate result in a statutory income tax rate of approximately 33.5%. In fiscal 2017, the Company and its subsidiaries in Japan are subject to a National Corporation tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.7%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Reconciliations of the differences between the tax provision computed at the statutory rate and the consolidated provision for income taxes in fiscal 2015, 2016 and 2017 are as follows:

	Millions of yen
	2015	2016	2017
Income before income taxes and discontinued operations	¥344,017	¥391,302	¥424,965

Tax provision computed at statutory rate	¥123,502	¥131,086	¥134,714
Increases (reductions) in taxes due to:
Change in valuation allowance*	1,839	(1,547)	57
Non-deductible expenses for tax purposes	3,513	2,277	4,550
Non-taxable income for tax purposes	(7,633)	(3,767)	(3,504)
Effect of nontaxable bargain purchase gain	(12,953)	0	0
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(8,766)	(3,593)	(2,780)
Effect of investor taxes on earnings of subsidiaries	2,140	5,279	8,650
Effect of the tax rate change related to the new Japanese tax law	(14,098)	(7,468)	1,219
Other, net	1,513	(1,955)	1,133

Provision for income taxes	¥89,057	¥120,312	¥144,039

*	In fiscal 2015 and 2016, increases in the valuation allowance of ¥1,819 million and decreases in the valuation allowance of ¥12 million due to the amendment to tax loss carryforward rules related to the new Japanese tax law are included in “Change in valuation allowance” in the table above.

The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses for tax purposes, non-taxable income for tax purposes, changes in valuation allowance, the effect of nontaxable bargain purchase gain, the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiaries, effect of investor taxes on earnings of subsidiaries, and the effect of the tax reforms as discussed in the following paragraph.

On March 31, 2015, the 2015 tax reform bill was passed by the National Diet of Japan. From fiscal years beginning on April 1, 2015, the national tax rate and the local business tax rate were reduced, and as a result, the combined statutory income tax rate for the fiscal year beginning on April 1, 2015 was reduced from approximately 35.9% to approximately 33.5%. The increase and decrease of the deferred tax assets and liabilities due to the change in the tax rates resulted in a decrease of provision for income taxes by ¥14,098 million in the consolidated statements of income in fiscal 2015, and the increase of the valuation allowance due to the amendment to tax loss carryforward rules resulted in an increase of provision for income taxes by ¥1,819 million in the consolidated statements of income in fiscal 2015.

On March 29, 2016, the 2016 tax reform bill was passed by the National Diet of Japan. From fiscal years beginning on April 1, 2016, the national corporate tax rate and local business tax rate were reduced and the local corporate tax rate was increased. The net effect of those changes was a reduction in the combined statutory income tax rate for the fiscal year beginning on April 1, 2016 from approximately 32.9% to approximately 31.7%, and a further reduction in the combined statutory income tax rate for fiscal year beginning on April 1, 2017 to approximately 31.5%. For the fiscal years beginning on or after April 1, 2018, the combined statutory income tax rate was further reduced to approximately 31.3%. In addition, tax loss carryforward rules were amended, and the deductible amount of tax losses carried forward for the fiscal year beginning on April 1, 2016 is reduced to 60% of taxable income for the year, compared to 65% pursuant to the 2015 tax reform. From the fiscal year beginning on April 1, 2017, the deductible limit of tax losses carried forward will be increased to 55%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

of taxable income for the year, while the tax loss carryforward period will be reduced from ten years to nine years. From the fiscal years beginning on or after April 1, 2018, the deductible limit of tax losses carried forward will remain at 50% of taxable income for the year and the tax loss carryforward period will remain at 10 years, consistent with the 2015 tax reform. The increase and decrease of the deferred tax assets and liabilities due to the change in the tax rates resulted in a decrease of provision for income taxes by ¥7,468 million in the consolidated statements of income in fiscal 2016, and the decrease of the valuation allowance due to the amendment to tax loss carryforward rules resulted in an decrease of provision for income taxes by ¥12 million in the consolidated statements of income in fiscal 2016.

On November 18, 2016, the 2016 tax reform bill was passed by the National Diet of Japan. The effect of the tax reform bill on the Company and its subsidiaries’ results of operations or financial position for the fiscal 2017 was not material.

Total income taxes recognized in fiscal 2015, 2016 and 2017 are as follows:

	Millions of yen
	2015	2016	2017
Provision for income taxes	¥89,057	¥120,312	¥144,039
Income taxes on discontinued operations	166	0	0
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	6,915	(6,003)	(6,293)
Defined benefit pension plans	(4,045)	(2,954)	2,582
Foreign currency translation adjustments	6,880	(2,921)	(8,576)
Net unrealized gains (losses) on derivative instruments	(255)	(1,696)	229
Direct adjustments to shareholders’ equity	(734)	(2)	(1)

Total income taxes	¥97,984	¥106,736	¥131,980

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2016 and 2017 are as follows:

	Millions of yen
	2016	2017
Assets:
Net operating loss carryforwards	¥72,994	¥62,953
Allowance for doubtful receivables on direct financing leases and probable loan losses	12,883	13,997
Investment in securities	15,306	13,778
Accrued expenses	25,537	25,973
Investment in operating leases	16,814	16,613
Property under facility operations	10,211	12,299
Installment loans	8,640	6,063
Other	50,156	56,625

	212,541	208,301
Less: valuation allowance	(43,220)	(43,487)

	169,321	164,814
Liabilities:
Investment in direct financing leases	10,471	11,217
Investment in operating leases	90,074	90,310
Unrealized gains (losses) on investment in securities	20,734	14,554
Deferred insurance policy acquisition costs	35,894	42,984
Policy liabilities and policy account balances	41,995	57,748
Property under facility operations	9,256	9,610
Other intangible assets	103,503	107,804
Undistributed earnings	97,156	93,021
Prepaid benefit cost	9,037	9,389
Other	39,265	34,325

	457,385	470,962

Net deferred tax liability	¥288,064	¥306,148

Net deferred tax assets and liabilities at March 31, 2016 and 2017 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2016	2017
Other assets	¥53,296	¥45,680
Income taxes: Deferred	341,360	351,828

Net deferred tax liability	¥288,064	¥306,148

The valuation allowance is primarily recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2017. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥19,945 million in fiscal 2015, decreases of ¥7,295 million in fiscal 2016, and increases of ¥267 million in fiscal 2017. The adjustments to the beginning-of-the-year amount in the total valuation allowance resulting from changes in judgment about the realizability of deferred tax assets in future years were net decreases of ¥2,917 million in fiscal 2015 (increases of ¥5,447 million and decreases of ¥8,364 million on a gross basis), net increases of ¥177 million in fiscal 2016 (increases of ¥381 million and decreases of ¥204 million on a gross basis), and net increases of ¥2,215 million in fiscal 2017 (increases of ¥2,859 million and decreases of ¥644 million on a gross basis), respectively.

The Company and certain subsidiaries have net operating loss carryforwards of ¥380,147 million at March 31, 2017, which expire as follows:

Year ending March 31,	Millions of yen
2018	¥927
2019	31,796
2020	18,548
2021	84,046
2022	19,102
Thereafter	193,216
Indefinite period	32,512

Total	¥380,147

The unrecognized tax benefits as of March 31, 2016 and 2017 were not material. The Company and its subsidiaries believe that it is not reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2017.

The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2016 and 2017, and in the consolidated statements of income for the fiscal 2015, 2016 and 2017 were not material.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination for the tax years prior to fiscal 2016, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2010, respectively.

Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2009. Subsidiaries in the Netherlands remain subject to a tax examination for the tax years after fiscal 2011.

17. Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The funded status of the defined benefit pension plans, which consists of Japanese plans and overseas plans, as of March 31, 2016 and 2017 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2016	2017	2016	2017
Change in benefit obligation:
Benefit obligation at beginning of year	¥86,793	¥97,030	¥110,521	¥99,912
Service cost	4,401	5,276	3,856	3,270
Interest cost	995	682	1,747	1,757
Actuarial loss (gain)	10,674	(1,656)	(12,840)	(8,893)
Foreign currency exchange rate change	0	0	(2,262)	(6,226)
Benefits paid	(2,705)	(2,702)	(1,336)	(1,190)
Plan participant’s contributions	0	0	88	0
Business combinations	0	1,455	138	0
Divestitures	(3,396)	0	0	0
Plan amendments	268	(364)	0	0

Benefit obligation at end of year	97,030	99,721	99,912	88,630

Change in plan assets:
Fair value of plan assets at beginning of year	115,864	113,056	87,009	85,180
Actual return on plan assets	(2,043)	987	(109)	2,780
Employer contribution	3,072	3,387	1,456	1,338
Benefits paid	(2,227)	(2,229)	(1,265)	(1,086)
Plan participant’s contributions	0	0	88	0
Business combinations	0	1,789	0	0
Divestitures	(1,610)	0	0	0
Foreign currency exchange rate change	0	0	(1,999)	(4,818)

Fair value of plan assets at end of year	113,056	116,990	85,180	83,394

The funded status of the plans	¥16,026	¥17,269	¥(14,732)	¥(5,236)

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in other assets	¥28,848	¥29,958	¥0	¥0
Accrued benefit liability included in other liabilities	(12,822)	¥(12,689)	(14,732)	(5,236)

Net amount recognized	¥16,026	¥17,269	¥(14,732)	¥(5,236)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2016 and 2017 consisted of:

	Millions of yen
	Japanese plans		Overseas plans
	2016	2017	2016	2017
Net prior service credit	¥4,110	¥3,151	¥959	¥800
Net actuarial loss	(25,125)	(23,999)	(17,150)	(6,954)
Net transition obligation	(91)	(45)	(14)	(12)

Total recognized in accumulated other comprehensive loss, pre-tax	¥(21,106)	¥(20,893)	¥(16,205)	¥(6,166)

The estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost (gain) of Japanese pension plans in fiscal 2018 are ¥(938) million, ¥842 million and ¥45 million, respectively, a component of net pension cost (gain) of overseas pension plans in fiscal 2018 are ¥(65) million, ¥4 million and ¥3 million, respectively.

The accumulated benefit obligations for all Japanese defined benefit pension plans were ¥86,744 million and ¥87,443 million, respectively, at March 31, 2016 and 2017. The accumulated benefit obligations for all overseas defined benefit pension plans were ¥89,425 million and ¥80,731 million, respectively, at March 31, 2016 and 2017.

In Japanese pension plans, the aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥19,351 million, ¥18,822 million and ¥6,529 million, respectively, at March 31, 2016 and ¥19,715 million, ¥19,101 million and ¥7,026 million, respectively, at March 31, 2017. In overseas pension plans, the aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥99,715 million, ¥89,407 million and ¥85,151 million, respectively, at March 31, 2016 and ¥6,222 million, ¥6,136 million and ¥5,111 million, respectively, at March 31, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Net pension cost of the plans for fiscal 2015, 2016 and 2017 consists of the following:

	Millions of yen
	2015	2016	2017
Japanese plans:
Service cost	¥4,415	¥4,401	¥5,276
Interest cost	1,159	995	682
Expected return on plan assets	(2,351)	(2,575)	(2,566)
Amortization of prior service credit	(927)	(928)	(925)
Amortization of net actuarial loss	502	(15)	959
Amortization of transition obligation	53	49	45

Net periodic pension cost	¥2,851	¥1,927	¥3,471

Overseas plans:
Service cost	¥2,460	¥3,856	¥3,270
Interest cost	2,251	1,747	1,757
Expected return on plan assets	(3,857)	(4,584)	(3,581)
Amortization of prior service credit	(51)	(113)	(96)
Amortization of net actuarial loss	215	1,336	617
Amortization of transition obligation	5	3	4

Net periodic pension cost	¥1,023	¥2,245	¥1,971

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2015, 2016 and 2017 are summarized as follows:

	Millions of yen
	2015	2016	2017
Japanese plans:
Current year actuarial gain (loss)	¥8,028	¥(15,417)	¥168
Amortization of net actuarial loss	502	(15)	959
Prior service credit due to amendments	0	(88)	(34)
Amortization of prior service credit	(927)	(928)	(925)
Amortization of transition obligation	53	49	45
Plan curtailments and settlements	0	(92)	0

Total recognized in other comprehensive income (loss), pre-tax	¥7,656	¥(16,491)	¥213

Overseas plans:
Current year actuarial gain (loss)	¥(28,730)	¥7,881	¥8,585
Amortization of net actuarial loss	215	1,336	617
Prior service credit due to amendments	843	0	(1)
Amortization of prior service credit	(51)	(113)	(96)
Amortization of transition obligation	5	3	4
Foreign currency exchange rate change	1,065	307	930

Total recognized in other comprehensive income (loss), pre-tax	¥(26,653)	¥9,414	¥10,039

The Company and certain subsidiaries use March 31 as a measurement date for all of our material plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Significant assumptions of Japanese pension plans and overseas pension plans used to determine these amounts are as follows:

Japanese plans	2015	2016	2017
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	1.2%	0.7%	0.8%
Rate of increase in compensation levels	4.8%	4.4%	4.5%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	1.4%	1.2%	0.7%
Rate of increase in compensation levels	5.1%	4.8%	4.4%
Expected long-term rate of return on plan assets	2.3%	2.3%	2.2%

Overseas plans	2015	2016	2017
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	1.5%	1.9%	2.1%
Rate of increase in compensation levels	2.8%	2.8%	2.4%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	3.5%	1.5%	1.9%
Rate of increase in compensation levels	2.8%	2.8%	2.8%
Expected long-term rate of return on plan assets	5.2%	5.5%	4.7%

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The fair value of Japanese pension plan assets at March 31, 2016 and 2017, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurement.”

	Millions of yen
	March 31, 2016
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥15,663	¥0	¥0	¥0
Other than Japan
Pooled funds*2	17,829	0	0	0
Debt securities:
Japan
Pooled funds*3	22,324	0	0	0
Other than Japan
Pooled funds*4	21,760	0	0	0
Other assets:
Life insurance company general accounts*5	26,300	0	26,300	0
Others*6	9,180	0	9,180	0

	¥113,056	¥0	¥35,480	¥0

*1	These funds invest in listed shares including shares of ORIX Corporation in the amounts of ¥42 million at March 31, 2016.
*2	These funds invest in listed shares.
*3	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥948 million at March 31, 2016.
*4	These funds invest entirely in foreign government bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

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

	Millions of yen
	March 31, 2017
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥16,902	¥0	¥0	¥0
Other than Japan
Pooled funds*2	18,508	0	0	0
Debt securities:
Japan
Pooled funds*3	18,524	0	0	0
Other than Japan
Pooled funds*4	21,127	0	0	0
Other assets:
Life insurance company general accounts*5	26,731	0	26,731	0
Others*6	15,198	0	15,198	0

	¥116,990	¥0	¥41,929	¥0

*1	These funds invest in listed shares including shares of ORIX Corporation in the amounts of ¥44 million at March 31, 2017.
*2	These funds invest in listed shares.
*3	These funds invest approximately 60% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 30% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥4,873 million at March 31, 2017.
*4	These funds invest entirely in foreign government bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2017, our policy for the portfolio of plans consists of three major components: approximately 30% is invested in equity securities, approximately 30% is invested in debt securities and approximately 40% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

Level 2 assets are comprised principally of investments in life insurance company general accounts. Investments in life insurance company general accounts are valued at conversion value. Pooled funds are valued at the net asset value per share at the measurement date and they have not been classified in the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The fair value of overseas pension plan assets at March 31, 2016 and 2017, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurement.”

	Millions of yen
	March 31, 2016
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares	¥29,367	¥29,367	¥0	¥0
Pooled funds*1	64	0	0	0
Debt securities:
Other than Japan
Government bonds	46,280	46,280	0	0
Municipal bonds	4,885	0	4,885	0
Corporate bonds	98	98	0	0
Other assets:
Life insurance company general accounts*2	2,520	0	2,520	0
Others*3	1,966	0	1,966	0

	¥85,180	¥75,745	¥9,371	¥0

*1	These funds invest in listed shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

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

	Millions of yen
	March 31, 2017
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares	¥34,905	¥34,905	¥0	¥0
Pooled funds*1	67	0	0	0
Debt securities:
Other than Japan
Government bonds	39,969	39,969	0	0
Municipal bonds	4,650	0	4,650	0
Corporate bonds	0	0	0	0
Other assets:
Life insurance company general accounts*2	2,487	0	2,487	0
Others*3	1,316	0	1,316	0

	¥83,394	¥74,874	¥8,453	¥0

*1	These funds invest in listed shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2017, our policy for the portfolio of plans consists of three major components: approximately 40% is invested in equity securities and approximately 50% is invested in debt securities and approximately 10% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

Each level into which assets are categorized is based on inputs used to measure the fair value of the assets. Level 1 assets are comprised principally of equity securities and debt securities, which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are comprised principally of debt securities and investments in life insurance company general accounts. Investments in life insurance company general accounts are valued at conversion value. Pooled funds are valued at the net asset value per share at the measurement date and they have not been classified in the fair value hierarchy.

The Company and certain subsidiaries expect to contribute ¥3,324 million to its Japanese pension plans and ¥1,570 million to its overseas pension plans during the year ending March 31, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2017, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

	Millions of yen
Years ending March 31,	Japanese plans	Overseas plans
2018	¥2,142	¥1,235
2019	1,944	1,235
2020	2,095	1,258
2021	2,207	1,253
2022	2,390	1,293
2023-2027	15,151	8,096

Total	¥25,929	¥14,370

The cost recognized for Japanese defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2015, 2016 and 2017 were ¥1,248 million, ¥1,350 million and ¥1,422 million, respectively. The cost recognized for overseas defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2015, 2016 and 2017 were ¥2,526 million, ¥2,926 million and ¥2,077 million, respectively.

18. Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests in fiscal 2015, 2016 and 2017 are as follows:

	Millions of yen
	2015	2016	2017
Beginning Balance	¥53,177	¥66,901	¥7,467
Adjustment of redeemable noncontrolling interests to redemption value	220	(7,557)	(1,293)
Transaction with noncontrolling interests	2,269	(3,606)	0
Comprehensive income
Net Income	4,970	819	432
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	9,295	919	(58)
Total other comprehensive income (loss)	9,295	919	(58)
Comprehensive income	14,265	1,738	374
Cash dividends	(3,030)	(11,272)	0
Property dividends	0	(3,776)	0
Partial sale of the parent’s ownership interest in subsidiaries that results in the loss of control	0	(34,961)	0

Ending Balance	¥66,901	¥7,467	¥6,548

19. Stock-Based Compensation

The Company has a number of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.

Stock-option program

Since fiscal 2007, the Company has granted stock acquisition rights with a vesting period 1.92 years and an exercise period 9.92 years from grant date. The acquisition rights were to purchase the Company’s common

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

stock at a specified exercise price and were distributed to directors, executive officers, corporate auditors and certain employees of the Company, subsidiaries and capital tie-up companies such as affiliated companies. The Company did not grant stock options in fiscal 2015, 2016 and 2017.

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

The following table summarizes information about the activity of these stock options for fiscal 2017:

	Number of shares*2	Weighted average exercise price*1*2	Weighted average remaining contractual life	Aggregate intrinsic value
		Yen	Years	Millions of yen
Outstanding at beginning of the year	3,080,500	¥2,612
Exercised	(48,500)	1,689
Forfeited or expired	(1,348,800)	2,926

Outstanding at end of year	1,683,200	2,386	0.67	¥0

Exercisable at end of year	1,683,200	¥2,386	0.67	¥0

*1	The exercise price of the granted options was adjusted in July 2009 for the issuance of new 18 million shares.
*2	The number of shares and exercise price of the granted options were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

The Company received ¥1,014 million, ¥822 million and ¥81 million in cash from the exercise of stock options during fiscal 2015, 2016 and 2017, respectively.

The total intrinsic value of options exercised during fiscal 2015, 2016 and 2017 was ¥378 million, ¥39 million and ¥6 million, respectively.

In fiscal 2015, 2016 and 2017, the Company did not recognize any stock-based compensation costs of its stock-option program. As of March 31, 2017, the Company had no unrecognized compensation costs.

Stock compensation program

The Company maintains a stock compensation program for directors, executive officers and group executives of the Company. In July 2014, the company changed the way of provision of the compensation for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

retiree to provide these shares through “The Board Incentive Plan Trust (“the trust”)” by a resolution of the Compensation Committee. The trust purchases the Company’s common shares including future granting shares by an entrusted fund which the Company set in advance. The Company holds those shares as entrusted assets, separately from other treasury stock which the Company holds.

Under the program, points are granted annually to directors, executive officers and group executives of the Company based upon the prescribed standards of the Company. Upon retirement, eligible directors, executive officers and group executives receive a certain number of the Company’s common shares calculated by translating each point earned by that retiree to one common share.

In fiscal 2017, the Company granted 350,290 points, and 416,541 points were settled for individuals who retired during fiscal 2017. Total points outstanding under the stock compensation program as of March 31, 2017 were 1,576,708 points. The points were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

During fiscal 2015, 2016 and 2017, the Company recognized stock-based compensation costs of its stock compensation program in the amount of ¥818 million, ¥646 million and ¥611 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

20. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders in fiscal 2015, 2016 and 2017 are as follows:

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2014	¥38,651	¥(6,230)	¥(31,949)	¥(434)	¥38

Net unrealized gains on investment in securities, net of tax of ¥(15,416) million	34,914				34,914
Reclassification adjustment included in net income, net of tax of ¥8,501 million	(25,047)				(25,047)
Defined benefit pension plans, net of tax of ¥3,960 million		(14,834)			(14,834)
Reclassification adjustment included in net income, net of tax of ¥85 million		(118)			(118)
Foreign currency translation adjustments, net of tax of ¥(7,000) million			38,309		38,309
Reclassification adjustment included in net income, net of tax of ¥120 million			(1,154)		(1,154)
Net unrealized losses on derivative instruments, net of tax of ¥971 million				(2,985)	(2,985)
Reclassification adjustment included in net income, net of tax of ¥(716) million				2,424	2,424

Total other comprehensive income (loss)	9,867	(14,952)	37,155	(561)	31,509

Transaction with noncontrolling interests	0	0	96	0	96

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	(1,812)	(1,734)	(4,424)	(55)	(8,025)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	9,295	0	9,295

Balance at March 31, 2015	¥50,330	¥(19,448)	¥431	¥(940)	¥30,373

Net unrealized gains on investment in securities, net of tax of ¥(3,579) million	14,593				14,593
Reclassification adjustment included in net income, net of tax of ¥9,582 million	(17,714)				(17,714)
Defined benefit pension plans, net of tax of ¥2,969 million		(4,440)			(4,440)
Reclassification adjustment included in net income, net of tax of ¥(15) million		317			317
Foreign currency translation adjustments, net of tax of ¥2,921 million			(27,763)		(27,763)
Reclassification adjustment included in net income, net of tax of ¥0 million			806		806
Net unrealized losses on derivative instruments, net of tax of ¥2,037 million				(4,901)	(4,901)
Reclassification adjustment included in net income, net of tax of ¥(341) million				838	838

Total other comprehensive income (loss)	(3,121)	(4,123)	(26,957)	(4,063)	(38,264)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	24	313	(2,679)	(246)	(2,588)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	919	0	919

Balance at March 31, 2016	¥47,185	¥(23,884)	¥(24,766)	¥(4,757)	¥(6,222)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2016	¥47,185	¥(23,884)	¥(24,766)	¥(4,757)	¥(6,222)

Net unrealized gains on investment in securities, net of tax of ¥(1,962) million	(470)				(470)
Reclassification adjustment included in net income, net of tax of ¥8,255 million	(14,456)				(14,456)
Defined benefit pension plans, net of tax of ¥(2,422) million		7,226			7,226
Reclassification adjustment included in net income, net of tax of ¥(160) million		444			444
Foreign currency translation adjustments, net of tax of ¥9,385 million			(6,570)		(6,570)
Reclassification adjustment included in net income, net of tax of ¥(809) million			602		602
Net unrealized losses on derivative instruments, net of tax of ¥(788) million				2,020	2,020
Reclassification adjustment included in net income, net of tax of ¥559 million				(1,694)	(1,694)

Total other comprehensive income (loss)	(14,926)	7,670	(5,968)	326	(12,898)

Transaction with noncontrolling interests	12	(954)	(4,245)	0	(5,187)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interest	(8)	162	(3,185)	52	(2,979)

Less: Other Comprehensive Income (loss) Attributable to the Redeemable Noncontrolling Interests	0	0	(58)	0	(58)

Balance at March 31, 2017	¥32,279	¥(17,330)	¥(31,736)	¥(4,483)	¥(21,270)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amounts reclassified to net income from accumulated other comprehensive income (loss) for fiscal 2015, 2016 and 2017 are as follows:

	March 31, 2015
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥32,733	Gains on investment securities and dividends
Sales of investment securities	5,599	Life insurance premiums and related investment income
Amortization of investment securities	29	Finance revenues
Amortization of investment securities	(1,960)	Life insurance premiums and related investment income
Others	(2,853)	Write-downs of securities and other

	33,548	Total before tax
	(8,501)	Tax expenses or benefits

	¥25,047	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥978	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(717)	See Note 17 “Pension Plans”
Amortization of transition obligation	(58)	See Note 17 “Pension Plans”

	203	Total before tax
	(85)	Tax expenses or benefits

	¥118	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥1,274	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	1,274	Total before tax
	(120)	Tax expenses or benefits

	¥1,154	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥32	Finance revenues/Interest expense
Foreign exchange contracts	1,356	Other (income) and expense, net
Foreign currency swap agreements	(4,528)	Finance revenues/Interest expense/ Other (income) and expense, net

	(3,140)	Total before tax
	716	Tax expenses or benefits

	¥(2,424)	Net of tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2016
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥25,673	Gains on investment securities and dividends
Sales of investment securities	6,453	Life insurance premiums and related investment income
Amortization of investment securities	(182)	Finance revenues
Amortization of investment securities	(1,584)	Life insurance premiums and related investment income
Others	(3,064)	Write-downs of securities and other

	27,296	Total before tax
	(9,582)	Tax expenses or benefits

	¥17,714	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,041	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(1,321)	See Note 17 “Pension Plans”
Amortization of transition obligation	(52)	See Note 17 “Pension Plans”

	(332)	Total before tax
	15	Tax expenses or benefits

	¥(317)	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(806)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(806)	Total before tax
	0	Tax expenses or benefits

	¥(806)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(27)	Finance revenues/Interest expense
Foreign exchange contracts	2,608	Other (income) and expense, net
Foreign currency swap agreements	(3,760)	Finance revenues/Interest expense/ Other (income) and expense, net

	(1,179)	Total before tax
	341	Tax expenses or benefits

	¥(838)	Net of tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2017
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥16,404	Gains on investment securities and dividends
Sales of investment securities	14,297	Life insurance premiums and related investment income
Amortization of investment securities	(648)	Finance revenues
Amortization of investment securities	(1,125)	Life insurance premiums and related investment income
Others	(6,217)	Write-downs of securities and other

	22,711	Total before tax
	(8,255)	Tax expenses or benefits

	¥14,456	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,021	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(1,576)	See Note 17 “Pension Plans”
Amortization of transition obligation	(49)	See Note 17 “Pension Plans”

	(604)	Total before tax
	160	Tax expenses or benefits

	¥(444)	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(1,411)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(1,411)	Total before tax
	809	Tax expenses or benefits

	¥(602)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥7	Finance revenues/Interest expense
Foreign exchange contracts	(136)	Other (income) and expense, net
Foreign currency swap agreements	2,382	Finance revenues/Interest expense/ Other (income) and expense, net

	2,253	Total before tax
	(559)	Tax expenses or benefits

	¥1,694	Net of tax

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

21. ORIX Corporation Shareholders’ Equity

Changes in the number of shares issued in fiscal 2015, 2016 and 2017 are as follows:

	Number of shares
	2015	2016	2017
Beginning balance	1,322,777,628	1,323,644,528	1,324,058,828
Exercise of stock options	866,900	414,300	48,500

Ending balance	1,323,644,528	1,324,058,828	1,324,107,328

The Japanese Companies Act (the “Act”) provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, if specified in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2017 that a total of ¥38,162 million dividends shall be distributed to the shareholders of record as of March 31, 2017. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution.

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

The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥597,858 million as of March 31, 2017.

Retained earnings at March 31, 2017 include ¥50,799 million relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2017, the restricted net assets of certain subsidiaries, which include regulatory capital requirements mainly for banking operations and life insurance of ¥25,177 million, do not exceed 25% of consolidated net assets.

22. Gains on Investment Securities and Dividends

Gains on investment securities and dividends in fiscal 2015, 2016 and 2017 consist of the following:

	Millions of yen
	2015	2016	2017
Net gains on investment securities	¥50,617	¥31,134	¥27,233
Dividends income, other	5,778	4,652	3,095

	¥56,395	¥35,786	¥30,328

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Net gains on investment securities include net trading gains of ¥2,843 million, net trading gains of ¥892 million and net trading losses of ¥65 million for fiscal 2015, 2016 and 2017, respectively.

23. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2015, 2016 and 2017 consist of the following:

	Millions of yen
	2015	2016	2017
Life insurance premiums	¥186,547	¥209,120	¥247,427
Life insurance related investment income (loss)	164,946	(19,699)	48,513

	¥351,493	¥189,421	¥295,940

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For fiscal 2015, 2016 and 2017, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	2015	2016	2017
Reinsurance benefits	¥2,483	¥2,298	¥4,023
Reinsurance premiums	(11,430)	(11,530)	(9,657)

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for fiscal 2015, 2016 and 2017 amounted to ¥11,917 million, ¥12,585 million and ¥14,346 million, respectively.

Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures, foreign exchange contracts and options held, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity and variable life insurance contracts. In addition, life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts elected for the fair value option and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for fiscal 2015, 2016 and 2017 are as follows:

	Millions of yen
	2015	2016	2017
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥174,602	¥(33,318)	¥37,016
Net gains or losses from derivative contracts :	(28,227)	1,633	(10,568)
Futures	(10,216)	1,116	(9,118)
Foreign exchange contracts	(1,680)	496	220
Options held	(16,331)	21	(1,670)
Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(510,961)	¥(459,482)	¥(189,481)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	611,663	418,731	185,830
Changes in the fair value of the reinsurance contracts	36,072	(1,817)	15,739
24. Sales of Goods and Real Estate

The following table provides information about sales of goods and real estate and costs of goods and real estate sold for fiscal 2015, 2016 and 2017:

	Millions of yen
	2015	2016	2017
Sales of goods	¥352,228	¥707,502	¥898,022
Real estate sales	98,641	126,508	117,227

Sales of goods and real estate	¥450,869	¥834,010	¥1,015,249

Costs of goods sold	¥308,723	¥641,715	¥832,423
Costs of real estate sold	93,298	106,544	96,371

Costs of goods and real estate sold	¥402,021	¥748,259	¥928,794

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

25. Services Income and Services Expense

The following table provides information about services income and services expense for fiscal 2015, 2016 and 2017:

	Millions of yen
	2015	2016	2017
Revenues from asset management and servicing	¥214,372	¥201,470	¥190,454
Revenues from automobile related business	70,442	76,134	73,091
Revenues from facilities management related business	115,177	106,632	102,399
Revenues from environment and energy related business	62,286	85,271	100,102
Revenues from real estate management and contract work	171,562	174,170	181,088
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	78,342	22,983	0
Other	53,367	68,526	90,769

Services income	¥765,548	¥735,186	¥737,903

Expenses from asset management and servicing	¥52,825	¥55,283	¥47,126
Expenses from automobile related business	43,163	46,424	44,417
Expenses from facilities management related business	99,582	90,949	87,709
Expenses from environment and energy related business	51,436	68,888	77,020
Expenses from real estate management and contract work	152,447	156,075	160,917
Other	26,223	27,768	34,088

Services expense	¥425,676	¥445,387	¥451,277

26. Write-Downs of Long-Lived Assets

The Company and its subsidiaries perform tests for recoverability on long-lived assets classified as held and used for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount.

As of March 31, 2016 and 2017, the long-lived assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	2016	2017
Investment in operating leases	¥70,300	¥32,283
Property under facility operations	2,811	1,977
Other assets	9,959	2,508

The long-lived assets classified as held for sale as of March 31, 2016 are included in Real Estate segment, Investment and Operation segment and Overseas Business segment. The long-lived assets classified as held for sale as of March 31, 2017 are included in Corporate Financial Services segment, Maintenance Leasing segment, Real Estate segment, Investment and Operation segment and Overseas Business segment.

The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

During fiscal 2015, 2016 and 2017, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥34,887 million, ¥13,448 million and ¥9,134 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

Fiscal Year ended March 31, 2015	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥4,805	3	¥9,172	6
Commercial facilities other than office buildings	0	0	3,832	3
Condominiums	0	0	621	1
Land undeveloped or under construction	586	4	2,797	4
Others*	0	—	13,074	—

Total	¥5,391	—	¥29,496	—

	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows

Fiscal Year ended March 31, 2016	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥2,183	5	¥5,855	6
Commercial facilities other than office buildings	502	2	1,559	3
Condominiums	780	1	0	0
Land undeveloped or under construction	22	1	0	0
Others*	2,353	—	194	—

Total	¥5,840	—	¥7,608	—

	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows

Fiscal Year ended March 31, 2017	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥68	1	¥1,239	5
Commercial facilities other than office buildings	1,316	3	2,082	5
Condominiums	317	1	69	1
Land undeveloped or under construction	0	0	786	5
Others*	2,215	—	1,042	—

Total	¥3,916	—	¥5,218	—

*	For the “Others”, the number of properties are omitted. Write-downs of long-lived assets for fiscal 2015 include write-downs of ¥7,737 million of golf courses. Write-downs of long-lived assets for fiscal 2016 include write-downs of ¥2,338 million of aircraft. Write-downs of long-lived assets for fiscal 2017 include write-downs of ¥1,156 million of aircraft.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

During fiscal 2015, 2016 and 2017, there was no disposal or classification as held for sale of a component or a group of components which represents a strategic shift which has (or will have) a major effect on the Company and its subsidiaries’ operations and financial results.

Accounting Standards Update 2014-08 does not apply retrospectively to a disposal or a classification as held for sale of a component or a group of components of the Company and its subsidiaries which have previously been reported in the financial statements. Accordingly, during fiscal 2015, the Company and its subsidiaries continue to report gains on sales and the results of operations of subsidiaries and business units, which were classified as held for sale at March 31, 2014, as income from discontinued operations in the accompanying consolidated statements of income.

During fiscal 2014, the Company has determined to sell the food business unit of a subsidiary, which is composed of the food service business unit and the food business unit. During fiscal 2015, the operating income from the food business unit and the gain were ¥463 million. The Company has completed the sale of the food business unit of a subsidiary during fiscal 2015 and there are no amounts of assets or liabilities included in the accompanying consolidated balance sheets as of March 31, 2015, 2016 and 2017.

Discontinued operations in fiscal 2015 consist of the following. During fiscal 2016 and 2017, there was no income from discontinued operations.

Millions of yen
2015
Revenues	¥2,214

Income from discontinued operations, net*	463
Provision for income taxes	(166)

Discontinued operations, net of applicable tax effect	¥297

*	Income from discontinued operations, net includes aggregate gains on sales of subsidiaries, business units and rental properties and liquidation on losses. The amount of such gains or losses in fiscal 2015 was net gain of ¥362 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

28. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2015, 2016 and 2017 is as follows:

In fiscal 2015, 2016 and 2017 the diluted EPS calculation excludes stock options for 6,499 thousand shares, 4,370 thousand shares and 2,697 thousand shares, as they were antidilutive.

	Millions of yen
	2015	2016	2017
Net Income attributable to ORIX Corporation shareholders	¥234,651	¥260,169	¥273,239

	Thousands of shares
	2015	2016	2017
Weighted-average shares	1,309,144	1,309,136	1,308,105
Effect of dilutive securities
Exercise of stock options	1,865	1,377	1,277

Weighted-average shares for diluted EPS computation	1,311,009	1,310,513	1,309,382

	Yen
	2015	2016	2017
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥179.24	¥198.73	¥208.88
Diluted	178.99	198.52	208.68

Note:	The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock shares to be deducted in calculation of the weighted-average shares for EPS computation (1,159,738 shares, 1,984,512 shares and 2,092,595 shares in fiscal 2015, 2016 and 2017).

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

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from accumulated other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged item. The amounts of these net gains (losses) after deducting applicable taxes were net losses of ¥2,424 million, ¥838 million and gains of ¥1,694 million during fiscal 2015, 2016 and 2017, respectively. The amount of net gains (losses), which represent the ineffectiveness of cash flow hedges, ¥510 million of gains, ¥111 million of gains and ¥310 million of gains were recorded in earnings for fiscal 2015, 2016 and 2017, respectively. The amount of net derivative gains, ¥3,170 million, included in accumulated other comprehensive income (loss), net of applicable income taxes at March 31, 2017 will be reclassified into earnings within fiscal 2018.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables, borrowings and others, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap agreements to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment. For fiscal 2015, 2016 and 2017, net gains of ¥21 million, net gains of ¥1 million and net losses of ¥2 million, respectively of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings.

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

(d) Derivatives not designated as hedging instruments

The Company and the subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2015 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(610)	Finance revenues/Interest expense	¥32	—	¥0
Foreign exchange contracts	(1,908)	Other (income) and expense, net	1,356	—	0
Foreign currency swap agreements	(1,438)	Finance revenues/Interest expense/Other (income) and expense, net	(4,528)	Other (income) and expense, net	510

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location

Interest rate swap agreements	¥(1,298)	Finance revenues/Interest expense	¥1,318	Finance revenues/Interest expense

Foreign exchange contracts	(26,863)	Other (income) and expense, net	26,863	Other (income) and expense, net

Foreign currency swap agreements	(3,398)	Other (income) and expense, net	3,399	Other (income) and expense, net

Foreign currency long-term debt	(1,551)	Other (income) and expense, net	1,551	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(18,670)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥1,274	—	¥0
Borrowings and bonds in local currency	(6,968)	—	0	—	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(127)	Other (income) and expense, net
Futures	(10,262)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	(3,463)	Gains on investment securities and dividends Life insurance premiums and related investment income* Other (income) and expense, net
Credit derivatives held	71	Other (income) and expense, net
Options held/written and other	(16,175)	Other (income) and expense, net Life insurance premiums and related investment income*

*	Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2015 (see Note 23 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2016 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(4,463)	Finance revenues/Interest expense	¥(27)	—	¥0
Foreign exchange contracts	491	Other (income) and expense, net	2,608	—	0
Foreign currency swap agreements	(2,786)	Finance revenues/Interest expense/Other (income) and expense, net	(3,760)	Other (income) and expense, net	111

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(608)	Finance revenues/Interest expense	¥608	Finance revenues/Interest expense
Foreign exchange contracts	24,746	Other (income) and expense, net	(24,746)	Other (income) and expense, net
Foreign currency swap agreements	3,261	Other (income) and expense, net	(3,260)	Other (income) and expense, net
Foreign currency long-term debt	1,648	Other (income) and expense, net	(1,648)	Other (income) and expense, net

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥18,209	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(57)	—	¥0
Borrowings and bonds in local currency	11,626	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(95)	Other (income) and expense, net
Futures	1,092	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	470	Gains on investment securities and dividends Life insurance premiums and related investment income* Other (income) and expense, net
Credit derivatives held	109	Other (income) and expense, net
Options held/written and other	(272)	Other (income) and expense, net Life insurance premiums and related investment income*

*	Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2016 (see Note 23 “Life Insurance Operations”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2017 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥1,757	Finance revenues/Interest expense	¥7	—	¥0
Foreign exchange contracts	(1,174)	Other (income) and expense, net	(136)	—	0
Foreign currency swap agreements	2,225	Finance revenues/Interest expense/Other (income) and expense, net	2,382	Other (income) and expense, net	310

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location

Interest rate swap agreements	¥(56)	Finance revenues/Interest expense	¥56	Finance revenues/Interest expense
Foreign exchange contracts	(4,463)	Other (income) and expense, net	4,463	Other (income) and expense, net
Foreign currency swap agreements	595	Other (income) and expense, net	(597)	Other (income) and expense, net
Foreign currency long-term debt	78	Other (income) and expense, net	(78)	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥2,300	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥858	—	¥0
Borrowings and bonds in local currency	8,908	—	0	—	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(4) Derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥634	Other (income) and expense, net
Futures	(9,104)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	4,602	Gains on investment securities and dividends Life insurance premiums and related investment income* Other (income) and expense, net
Credit derivatives held	(103)	Other (income) and expense, net
Options held/written and other	(2,324)	Other (income) and expense, net Life insurance premiums and related investment income*

*	Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2017 (see Note 23 “Life Insurance Operations”).

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2016 and 2017 are as follows.

March 31, 2016

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥257,700	¥80	Other Assets	¥5,686	Other Liabilities
Futures, foreign exchange contracts	1,035,342	17,636	Other Assets	5,966	Other Liabilities
Foreign currency swap agreements	96,539	6,571	Other Assets	3,601	Other Liabilities
Foreign currency long-term debt	225,711	0	—	0	—
Derivatives not designated as hedging instruments:
Interest rate swap agreements	¥4,856	¥13	Other Assets	¥235	Other Liabilities
Options held/written and other*	246,068	8,789	Other Assets	3,637	Other Liabilities
Futures, foreign exchange contracts*	1,047,878	658	Other Assets	689	Other Liabilities
Credit derivatives held	3,380	0	—	56	Other Liabilities

*	The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥46,926 million, futures contracts of ¥51,021 million and foreign exchange contracts of ¥20,884 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2016, respectively. Asset derivatives in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥3,332 million, ¥25 million and ¥568 million and liability derivatives include fair value of the futures and foreign exchange contracts before offsetting of ¥417 million and ¥98 million at March 31, 2016, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2017

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥243,197	¥71	Other Assets	¥4,391	Other Liabilities
Futures, foreign exchange contracts	745,481	6,373	Other Assets	8,021	Other Liabilities
Foreign currency swap agreements	74,482	4,545	Other Assets	1,677	Other Liabilities
Foreign currency long-term debt	280,266	0	—	0	—
Derivatives not designated as hedging instruments:
Interest rate swap agreements	¥8,258	¥233	Other Assets	¥176	Other Liabilities
Options held/written and other*	224,064	5,804	Other Assets	1,071	Other Liabilities
Futures, foreign exchange contracts*	565,981	5,973	Other Assets	800	Other Liabilities
Credit derivatives held	6,942	0	—	159	Other Liabilities

*	The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥46,063 million, futures contracts of ¥52,791 million and foreign exchange contracts of ¥16,690 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2017, respectively. Asset derivatives in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥1,708 million, ¥694 million and ¥57 million and liability derivatives include fair value of the futures and foreign exchange contracts before offsetting of ¥37 million and ¥45 million at March 31, 2017, respectively.

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies. If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions. There are no derivative instruments with credit-risk-related contingent features that were in a net liability position on March 31, 2016 and 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

30. Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheet regarding to derivative assets and liabilities and other assets and liabilities as of March 31, 2016 and 2017 are as follows.

March 31, 2016

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral received/ pledged
Derivative assets	¥33,747	¥(5,757)	¥27,990	¥0	¥(3,332)	¥24,658
Reverse repurchase, securities borrowing, and similar arrangements*2	5,186	(5,186)	0	0	0	0

Total assets	¥38,933	¥(10,943)	¥27,990	¥0	¥(3,332)	¥24,658

Derivative liabilities	¥19,870	¥(5,757)	¥14,113	¥0	¥(225)	¥13,888
Repurchase, securities lending, and similar arrangements*2	5,203	(5,186)	17	0	0	17

Total liabilities	¥25,073	¥(10,943)	¥14,130	¥0	¥(225)	¥13,905

March 31, 2017

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral received/ pledged
Derivative assets	¥22,999	¥(4,019)	¥18,980	¥0	¥(3,132)	¥15,848
Reverse repurchase, securities borrowing, and similar arrangements*2	3,582	(3,503)	79	0	0	79

Total assets	¥26,581	¥(7,522)	¥19,059	¥0	¥(3,132)	¥15,927

Derivative liabilities	¥16,295	¥(4,019)	¥12,276	¥(1,105)	¥(398)	¥10,773
Repurchase, securities lending, and similar arrangements*2	3,503	(3,503)	0	0	0	0

Total liabilities	¥19,798	¥(7,522)	¥12,276	¥(1,105)	¥(398)	¥10,773

*1	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
*2	Reserve repurchase agreements and securities borrowing, and similar transactions are reported within other assets in the consolidated balance sheets. Repurchase agreements and securities lending, and similar transactions are reported within other liabilities in the consolidated balance sheets.

31. Significant Concentrations of Credit Risk

The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

At March 31, 2016 and 2017, no concentration with a single obligor exceeded 1% of the Company’s consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥6,104 billion, or 78%, at March 31, 2016 and ¥6,072 billion, or 75%, at March 31, 2017 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risk outside of Japan is exposure attributable to obligors located in Americas. The gross amount of such exposure is ¥849 billion and ¥965 billion as of March 31, 2016 and 2017, respectively.

The Company and its subsidiaries have transportation equipment such as automobile operations and aircraft. Transportation equipment is mainly recorded in investment in direct financing leases and operating leases. In connection with investment in direct financing leases and operating leases, the percentage of investment in transportation equipment to consolidated total assets is 11.0% and 11.4% as of March 31, 2016 and 2017, respectively.

The Company and its subsidiaries provide consumers with housing loans. In connection with installment loans, the percentage of housing loans to consolidated total assets is 10.3% and 11.4% as of March 31, 2016 and 2017, respectively.

32. Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between carrying amount of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. For derivative financial instruments, see Note 2 “Fair Value Measurements.”

The disclosures do not include investment in direct financing leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2016

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Trading securities	¥725,821	¥725,821	¥37,592	¥688,229	¥0
Cash and cash equivalents	730,420	730,420	730,420	0	0
Restricted cash	80,979	80,979	80,979	0	0
Installment loans (net of allowance for probable loan losses)	2,545,542	2,553,006	0	264,452	2,288,554
Investment in securities:
Practicable to estimate fair value	1,480,499	1,511,161	99,347	1,271,506	140,308
Not practicable to estimate fair value*1	138,472	138,472	0	0	0
Other Assets:
Time deposits	9,843	9,843	0	9,843	0
Derivative assets*2	27,990	27,990	0	0	0
Reinsurance recoverables (Investment contracts)	93,838	94,656	0	0	94,656
Liabilities:
Short-term debt	¥349,624	¥349,624	¥0	¥349,624	¥0
Deposits	1,398,472	1,400,528	0	1,400,528	0
Policy liabilities and Policy account balances (Investment contracts)	306,058	308,064	0	0	308,064
Long-term debt*3	3,936,918	3,955,178	0	1,102,332	2,852,846
Other Liabilities:
Derivative liabilities*2	14,113	14,113	0	0	0

*1	The fair value of investment securities of ¥138,472 million was not estimated, as it was not practical.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”
*3	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2017

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Trading securities	¥569,074	¥569,074	¥37,500	¥531,574	¥0
Cash and cash equivalents	1,039,870	1,039,870	1,039,870	0	0
Restricted cash	93,342	93,342	93,342	0	0
Installment loans (net of allowance for probable loan losses)	2,767,016	2,783,466	0	254,708	2,528,758
Investment in securities:
Practicable to estimate fair value	1,307,618	1,332,941	93,995	1,086,629	152,317
Not practicable to estimate fair value*1	149,820	149,820	0	0	0
Other Assets:
Time deposits	9,375	9,375	0	9,375	0
Derivative assets*2	18,980	18,980	0	0	0
Reinsurance recoverables (Investment contracts)	72,615	73,967	0	0	73,967
Liabilities:
Short-term debt	¥283,467	¥283,467	¥0	¥283,467	¥0
Deposits	1,614,608	1,615,655	0	1,615,655	0
Policy liabilities and Policy account balances (Investment contracts)	287,463	288,372	0	0	288,372
Long-term debt	3,854,984	3,862,815	0	1,184,261	2,678,554
Other Liabilities:
Derivative liabilities*2	12,276	12,276	0	0	0

*1	The fair value of investment securities of ¥149,820 million was not estimated, as it was not practical.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”

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

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values because the carrying amounts (net of allowance) are considered to properly reflect the recoverability and value of these loans. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning the above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

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

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that would be currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning the above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the balance sheet date, thereby taking into account the current

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

unrealized gains or losses of open contracts. In estimating the fair value of most of the Company’s and its subsidiaries’ derivatives, estimated future cash flows are discounted using the current interest rate.

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

33. Commitments, Guarantees and Contingent Liabilities

Commitments—As of March 31, 2017, the Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥706 million.

The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen
2018	¥6,713
2019	6,305
2020	5,572
2021	4,570
2022	4,207
Thereafter	37,151

Total	¥64,518

The Company and certain subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥15,782 million, ¥14,036 million and ¥13,849 million in fiscal 2015, 2016 and 2017, respectively.

Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥4,231 million, ¥4,754 million and ¥5,068 million in fiscal 2015, 2016 and 2017, respectively. The longest contract of them will mature in fiscal 2023. As of March 31, 2017, the amounts due are as follows:

Years ending March 31,	Millions of yen
2018	¥5,255
2019	4,239
2020	3,063
2021	828
2022	679
Thereafter	333

Total	¥14,397

The Company and certain subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥88,447 million as of March 31, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2017, the total unused credit and capital amount available is ¥333,540 million.

Guarantees—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC460 (“Guarantees”). The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2016 and 2017:

	2016			2017
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥396,340	¥5,875	2023	¥451,597	¥7,274	2024
Transferred loans	174,322	1,587	2046	167,799	1,300	2047
Consumer loans	179,225	21,748	2018	249,719	29,641	2018
Housing loans	28,919	5,853	2051	26,448	5,362	2048
Other	482	179	2024	935	307	2025

Total	¥779,288	¥35,242	—	¥896,498	¥43,884	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2016 and 2017, total notional amount of the loans subject to such guarantees are ¥1,278,000 million and ¥1,326,000 million, respectively, and book value of guarantee liabilities are ¥1,080 million and ¥1,722 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of the fiscal year. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2017.

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

There were no significant changes in the payment or performance risk of these guarantees in fiscal 2017.

Guarantee of consumer loans: A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally a month or more.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees in fiscal 2017.

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

There were no significant changes in the payment or performance risk of the guarantees in fiscal 2017.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing and fee business

Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing

Real Estate	:	Real estate development and rental, facility operation, REIT asset management and real estate investment advisory services

Investment and Operation	:	Environment and energy business, principal investment, loan servicing (asset recovery), and concession business

Retail	:	Life insurance, banking and card loan business

Overseas Business	:	Leasing, lending, investment in bonds, asset management and ship- and aircraft-related operations

Financial information of the segments for fiscal 2015, 2016 and 2017 is as follows:

Year ended March 31, 2015	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥85,502	¥263,499	¥182,321	¥666,120	¥425,977	¥561,893	¥2,185,312
Finance revenues	35,624	11,103	4,057	15,650	52,510	63,259	182,203
Interest expense	8,627	3,690	6,968	3,609	5,669	29,989	58,552
Depreciation and amortization	3,373	125,013	16,900	5,919	15,190	47,397	213,792
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	597	372	(85)	(296)	3,975	8,086	12,649
Write-downs of long-lived assets	653	0	29,418	211	0	4,605	34,887
Decrease in policy liabilities and policy account balances	0	0	0	0	(506,043)	0	(506,043)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	740	59	9,633	11,985	633	28,433	51,483
Bargain Purchase Gain	0	0	0	0	36,082	0	36,082
Discontinued operations	0	0	0	463	0	0	463
Segment profits	25,519	40,366	3,484	42,414	120,616	104,143	336,542
Segment assets	1,132,468	662,851	835,386	660,014	3,700,635	2,178,895	9,170,249
Long-lived assets	35,470	450,099	652,524	145,153	49,838	289,097	1,622,181
Expenditures for long-lived assets	8,717	162,323	45,019	70,616	144	106,338	393,157
Investment in affiliates	20,875	2,074	91,275	51,108	3,785	209,027	378,144

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Year ended March 31, 2016	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥107,150	¥271,662	¥191,540	¥1,028,355	¥254,289	¥526,008	¥2,379,004
Finance revenues	34,215	12,067	6,720	12,625	55,318	75,004	195,949
Interest expense	7,214	3,545	4,676	3,539	4,654	33,356	56,984
Depreciation and amortization	4,764	127,862	15,908	8,836	17,489	52,606	227,465
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	(701)	24	(110)	(940)	7,370	7,277	12,920
Write-downs of long-lived assets	0	0	8,036	214	0	4,978	13,228
Decrease in policy liabilities and policy account balances	0	0	0	0	(405,014)	0	(405,014)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	1,064	191	6,048	18,822	796	76,747	103,668
Segment profits	42,418	42,935	42,902	57,220	51,756	142,879	380,110
Segment assets	1,049,867	731,329	739,592	704,156	3,462,772	2,284,733	8,972,449
Long-lived assets	41,170	479,619	600,693	193,970	52,359	386,950	1,754,761
Expenditures for long-lived assets	14,180	151,330	49,858	74,645	439	272,315	562,767
Investment in affiliates	22,755	1,996	91,010	108,237	911	305,674	530,583

Year ended March 31, 2017	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥102,979	¥270,615	¥212,050	¥1,271,973	¥368,665	¥458,912	¥2,685,194
Finance revenues	30,153	13,029	2,319	10,680	59,177	81,251	196,609
Interest expense	6,032	3,360	3,085	4,870	4,041	36,535	57,923
Depreciation and amortization	6,517	130,272	15,169	13,176	18,914	50,960	235,008
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	(96)	210	33	(1,047)	10,109	13,959	23,168
Write-downs of long-lived assets	0	46	3,353	1,569	0	3,908	8,876
Decrease in policy liabilities and policy account balances	0	0	0	0	(103,878)	0	(103,878)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	3,354	178	4,160	39,750	14	42,470	89,926
Bargain Purchase Gain	0	0	0	5,802	0	0	5,802
Segment profits	38,032	39,787	72,841	85,000	72,865	112,312	420,837
Segment assets	1,032,152	752,513	657,701	768,675	3,291,631	2,454,200	8,956,872
Long-lived assets	42,337	452,840	512,930	269,515	45,267	435,368	1,758,257
Expenditures for long-lived assets	8,330	164,486	32,875	74,787	276	196,451	477,205
Investment in affiliates	18,392	1,880	99,347	71,481	810	332,154	524,064

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

For those VIEs that are used for securitization and are consolidated, for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

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

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	2015	2016	2017
Segment revenues:
Total revenues for segments	¥2,185,312	¥2,379,004	¥2,685,194
Revenues related to corporate assets	6,531	9,230	9,244
Revenues related to assets of certain VIEs	6,356	5,455	4,513
Revenues from inter-segment transactions	(21,702)	(24,487)	(20,292)
Revenues from discontinued operations	(2,214)	0	0

Total consolidated revenues	¥2,174,283	¥2,369,202	¥2,678,659

Segment profits:
Total segment profits	¥336,542	¥380,110	¥420,837
Corporate losses	(15,638)	(5,261)	(3,634)
Gains related to assets or liabilities of certain VIEs	3,267	5,632	75
Discontinued operations, pre-tax	(463)	0	0
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	20,309	10,821	7,687

Total consolidated income before income taxes and discontinued operations	¥344,017	¥391,302	¥424,965

Segment assets:
Total segment assets	¥9,170,249	¥8,972,449	¥8,956,872
Cash and cash equivalents, restricted cash	913,079	811,399	1,133,212
Allowance for doubtful receivables on direct financing leases and probable loan losses	(72,326)	(60,071)	(59,227)
Trade notes, accounts and other receivable	348,404	294,638	283,427
Other corporate assets	785,882	700,612	672,562
Assets of certain VIEs	294,586	273,891	245,049

Total consolidated assets	¥11,439,874	¥10,992,918	¥11,231,895

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Year Ended March 31, 2015
	Japan	The Americas*2	Other*3*4	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥1,602,610	¥209,923	¥363,964	¥(2,214)	¥2,174,283
Income before Income Taxes*1	228,063	32,382	84,035	(463)	344,017

	Millions of yen
	Year Ended March 31, 2016
	Japan	The Americas*2	Other*3*4	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥1,827,582	¥186,186	¥355,434	¥0	¥2,369,202
Income before Income Taxes	241,794	74,546	74,962	0	391,302

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Year Ended March 31, 2017
	Japan	The Americas*2	Other*3*4	Difference between Geographic Total and Consolidated Amounts	Total
Total Revenues	¥2,195,389	¥142,430	¥340,840	¥0	¥2,678,659
Income before Income Taxes	313,175	44,083	67,707	0	424,965

*1	Results of discontinued operations pre-tax are included in each amount attributed to each geographic area.
*2	Mainly the United States
*3	Mainly Asia, Europe, Australasia and Middle East
*4	Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco for fiscal 2015, 2016 and 2017, respectively. The revenues of Robeco aggregated on a legal entity basis were ¥99,059, million in the Americas and ¥96,966 million in other for fiscal 2015, ¥108,446 million in the Americas and ¥76,726 million in other for fiscal 2016, and ¥96,157 million in the Americas and ¥76,012 million in other for fiscal 2017.

No single customer accounted for 10% or more of the Company’s total revenues for fiscal 2015, 2016 and 2017.

35. Subsequent Events

The share repurchase based on the resolution at the Board of Directors meeting held on October 26, 2016 and February 16, 2017 was completed. The details of share repurchasing subsequent to the balance sheet date are as follows.

• Classification of shares acquired	Common shares
• Total number of shares acquired	23,448,500 shares
• Total value of shares acquired	¥39,108,901,400
• Acquisition period	April 1, 2017 – April 21, 2017
• Acquisition method	Open market purchase on the Tokyo Stock Exchange

(Reference)

Cumulative number of own shares acquired based on the above resolution at the Board of Directors meeting as of April 21, 2017

• Classification of shares acquired	Common shares
• Total number of shares acquired	29,993,100 shares
• Total value of shares acquired	¥49,999,872,350
• Acquisition period	October 27, 2016 – April 21, 2017
• Acquisition method	Open market purchase on the Tokyo Stock Exchange

Schedule II.—Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

Description	Millions of yen
	Year Ended March 31, 2015
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥1,932	¥0	¥0	¥(1,474)	¥(66)	¥392

Total	¥1,932	¥0	¥0	¥(1,474)	¥(66)	¥392

Description	Millions of yen
	Year Ended March 31, 2016
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥392	¥0	¥0	¥(237)	¥1	¥156

Total	¥392	¥0	¥0	¥(237)	¥1	¥156

Description	Millions of yen
	Year Ended March 31, 2017
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥156	¥0	¥86	¥(91)	¥(7)	¥144

Total	¥156	¥0	¥86	¥(91)	¥(7)	¥144

Description	Millions of yen
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets: Valuation allowance
Year ended March 31, 2015	¥30,570	¥22,563	¥9,591	¥(9,944)	¥(2,265)	¥50,515
Year ended March 31, 2016	¥50,515	¥419	¥2,936	¥(4,622)	¥(6,028)	¥43,220
Year ended March 31, 2017	¥43,220	¥1,606	¥2,043	¥(2,104)	¥(1,278)	¥43,487

*1	The amount of deduction includes benefits recognized in earnings, expiry of loss carryforwards and sales of subsidiaries.
*2	The amount of other includes translation adjustment, the effect of changes in statutory tax rate and the effect of the amendment to tax loss carryforward rules.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 27, 2017.

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 1, 2015 (Incorporated by reference from the annual report on Form 20-F filed on June 25, 2015, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on October 7, 2013 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1	List of subsidiaries.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm

Exhibit 101	Instance Document.

Exhibit 101	Schema Document.

Exhibit 101	Calculation Linkbase Document.

Exhibit 101	Definition Linkbase Document.

Exhibit 101	Labels Linkbase Document.

Exhibit 101	Presentation Linkbase Document.