Form 20-F/A
period 2017-03-31
ORIX CORP
filed 2017-07-05
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☒  Yes    ☐  No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

i

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F for the year ended March 31, 2017 of ORIX KABUSHIKI KAISHA (the “Company”), as originally filed with the U.S. Securities and Exchange Commission on June 29, 2017 (the “Original Form 20-F”). The Company is filing this Amendment solely to:

(i)	file a corrected version of the Report of Independent Registered Public Accounting Firm of KPMG AZSA LLC dated June 29, 2017, relating to the audit of the Company’s consolidated financial statements as of March 31, 2016 and 2017 and for each of the years in three-year period ended March 31, 2017;

(ii)	resubmit the consolidated financial statements of the Company to which such corrected Report of Independent Registered Public Accounting Firm relates; and

(iii)	file a corrected version of the consent of independent registered public accounting firm.

The consolidated financial statements of the Company included in Item 18 of this Amendment have not been amended and are included in this Amendment solely in connection with the filing of the corrected Report of the Independent Registered Public Accounting Firm mentioned above.

This Amendment does not affect any other parts of, or exhibits to, the Original Form 20-F, and it does not reflect events occurring after the date of the Original Form 20-F. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and any documents filed with or furnished to the U.S. Securities and Exchange Commission by the Company subsequent to June 29, 2017.

ii

PART III

Item 18. Financial Statements

See pages F-1 through F-136.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2016 and 2017 (page F-4 to F-5);

(b)	Consolidated Statements of Income for the years ended March 31, 2015, 2016 and 2017 (page F-6 to F-7);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2015, 2016 and 2017 (page F-8);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2015, 2016 and 2017 (page F-9 to F-10);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2015, 2016 and 2017 (page F-11);

(f)	Notes to Consolidated Financial Statements (page F-12 to F-135);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-136).

1

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description
Exhibit 1.1*	Articles of Incorporation of ORIX Corporation, as amended on June 27, 2017.

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 1, 2015 (Incorporated by reference from the annual report on Form 20-F filed on June 25, 2015, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on October 7, 2013 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 7.1*	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1*	List of subsidiaries.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 12.1*	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a)).

Exhibit 12.2	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a)).

Exhibit 13.1*	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 13.2	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1*	Consent of independent registered public accounting firm

Exhibit 15.2	Consent of independent registered public accounting firm

Exhibit 101*	Instance Document.

Exhibit 101*	Schema Document.

Exhibit 101*	Calculation Linkbase Document.

Exhibit 101*	Definition Linkbase Document.

Exhibit 101*	Labels Linkbase Document.

Exhibit 101*	Presentation Linkbase Document.

*	Filed with the Original Form 20-F and incorporated by reference therefrom

We have not included as exhibits certain instruments with relation to our long-term debt or the long-term debt of our subsidiaries. The total amount of securities of us or our subsidiaries authorized under any such instrument does not exceed 10% of our consolidated total assets. We hereby agree to furnish to the SEC, upon its request, a copy of any and all such instruments.

2

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORIX KABUSHIKI KAISHA

By:	/s/ KAZUO KOJIMA
Name:	Kazuo Kojima
Title:	Attorney-in-Fact Chief Financial Officer

Date: July 5, 2017

3

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

As discussed in Note 35 to the consolidated financial statements, the share repurchase based on the resolution at the Board of Directors meeting held on October 26, 2016 and February 16, 2017 was completed.

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

• Classification of shares acquired	Common shares
• Total number of shares acquired	23,448,500 shares
• Total value of shares acquired	¥39,108,901,400
• Acquisition period	April 1, 2017 – April 21, 2017
• Acquisition method	Open market purchase on the Tokyo Stock Exchange

(Reference)

Cumulative number of own shares acquired based on the above resolution at the Board of Directors meeting as of April 21, 2017

• Classification of shares acquired	Common shares
• Total number of shares acquired	29,993,100 shares
• Total value of shares acquired	¥49,999,872,350
• Acquisition period	October 27, 2016 – April 21, 2017
• Acquisition method	Open market purchase on the Tokyo Stock Exchange

Schedule II.—Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

Description	Millions of yen
	Year Ended March 31, 2015
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥1,932	¥0	¥0	¥(1,474)	¥(66)	¥392

Total	¥1,932	¥0	¥0	¥(1,474)	¥(66)	¥392

Description	Millions of yen
	Year Ended March 31, 2016
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥392	¥0	¥0	¥(237)	¥1	¥156

Total	¥392	¥0	¥0	¥(237)	¥1	¥156

Description	Millions of yen
	Year Ended March 31, 2017
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥156	¥0	¥86	¥(91)	¥(7)	¥144

Total	¥156	¥0	¥86	¥(91)	¥(7)	¥144

Description	Millions of yen
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets: Valuation allowance
Year ended March 31, 2015	¥30,570	¥22,563	¥9,591	¥(9,944)	¥(2,265)	¥50,515
Year ended March 31, 2016	¥50,515	¥419	¥2,936	¥(4,622)	¥(6,028)	¥43,220
Year ended March 31, 2017	¥43,220	¥1,606	¥2,043	¥(2,104)	¥(1,278)	¥43,487

*1	The amount of deduction includes benefits recognized in earnings, expiry of loss carryforwards and sales of subsidiaries.
*2	The amount of other includes translation adjustment, the effect of changes in statutory tax rate and the effect of the amendment to tax loss carryforward rules.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1*	Articles of Incorporation of ORIX Corporation, as amended on June 27, 2017.

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 1, 2015 (Incorporated by reference from the annual report on Form 20-F filed on June 25, 2015, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on October 7, 2013 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 7.1*	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1*	List of subsidiaries.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 12.1*	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a)).

Exhibit 12.2	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a)).

Exhibit 13.1*	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 13.2	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1*	Consent of independent registered public accounting firm

Exhibit 15.2	Consent of independent registered public accounting firm

Exhibit 101*	Instance Document.

Exhibit 101*	Schema Document.

Exhibit 101*	Calculation Linkbase Document.

Exhibit 101*	Definition Linkbase Document.

Exhibit 101*	Labels Linkbase Document.

Exhibit 101*	Presentation Linkbase Document.

*	Filed with the Original Form 20-F and incorporated by reference therefrom