Form 20-F
period 2018-03-31
ORIX CORP
filed 2018-06-28
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

As of March 31, 2018, 1,324,495,728 Shares were outstanding, including Shares that were represented by 5,380,864 ADSs.

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

☒  Yes    ☐  No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer” , “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☒  Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☐    Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

The consolidated financial statements of ORIX have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). For certain entities where we hold majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of the business, the equity method is applied. In addition, the consolidated financial statements also include variable interest entities (“VIEs”) of which the Company and its subsidiaries are primary beneficiaries. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2018 is referred to throughout this annual report as “fiscal 2018,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

	Year ended March 31,
	2014	2015	2016	2017	2018
	(Millions of yen)
Income statement data*[1]*[2]:
Total revenues	¥1,375,292	¥2,174,283	¥2,369,202	¥2,678,659	¥2,862,771
Total expenses	1,172,244	1,917,454	2,081,461	2,349,435	2,526,576
Operating income	203,048	256,829	287,741	329,224	336,195
Equity in net income of affiliates	18,368	30,531	45,694	26,520	50,103
Gains on sales of subsidiaries and affiliates and liquidation losses, net	64,923	20,575	57,867	63,419	49,203
Bargain purchase gain	0	36,082	0	5,802	0
Income before income taxes and discontinued operations	286,339	344,017	391,302	424,965	435,501
Income from continuing operations	187,786	254,960	270,990	280,926	321,589
Net income attributable to the noncontrolling interests	3,815	15,339	10,002	7,255	8,002
Net income attributable to the redeemable noncontrolling interests	4,108	4,970	819	432	452
Net income attributable to ORIX Corporation shareholders	187,364	234,948	260,169	273,239	313,135

	As of March 31,
	2014	2015	2016	2017	2018
	(Millions of yen, except number of shares)
Balance sheet data*[2]:
Investment in Direct Financing Leases*[3]	¥1,094,073	¥1,216,454	¥1,190,136	¥1,204,024	¥1,194,888
Installment Loans*[3]	2,315,555	2,478,054	2,592,233	2,815,706	2,823,769
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(84,796)	(72,326)	(60,071)	(59,227)	(54,672)
Investment in Operating Leases	1,379,741	1,296,220	1,349,199	1,313,164	1,344,926
Investment in Securities	1,214,452	2,846,257	2,344,792	2,026,512	1,729,455
Property under Facility Operations	295,863	278,100	327,016	398,936	434,786
Others*[4]	2,848,629	3,397,115	3,249,613	3,532,780	3,952,830

Total Assets*[4]	¥9,063,517	¥11,439,874	¥10,992,918	¥11,231,895	¥11,425,982

Short-term Debt, Long-term Debt and Deposits*[4]	¥5,363,968	¥5,701,356	¥5,685,014	¥5,753,059	¥5,890,720
Policy Liabilities and Policy Account Balances	454,436	2,073,650	1,668,636	1,564,758	1,511,246
Common Stock	219,546	220,056	220,469	220,524	220,961
Additional Paid-in Capital	255,449	255,595	257,629	268,138	267,291
ORIX Corporation Shareholders’ Equity	1,919,346	2,152,198	2,310,431	2,507,698	2,682,424
Number of Issued Shares	1,322,777,628	1,323,644,528	1,324,058,828	1,324,107,328	1,324,495,728
Number of Outstanding Shares*[5]	1,309,444,294	1,308,642,971	1,309,514,020	1,302,587,061	1,280,000,872

	As of and for the Year Ended March 31,
	2014	2015	2016	2017	2018
	(Yen and dollars, except ratios and number of employees)
Key ratios (%)*[6]:
Return on ORIX Corporation shareholders’ equity (“ROE”)	10.5	11.5	11.7	11.3	12.1
Return on assets (“ROA”)	2.14	2.29	2.32	2.46	2.76
ORIX Corporation shareholders’ equity ratio	21.2	18.8	21.0	22.3	23.5
Allowance/investment in direct financing leases and installment loans	2.5	2.0	1.6	1.5	1.4

Per share data and employees:
ORIX Corporation shareholders’ equity per share*[7]	¥1,465.77	¥1,644.60	¥1,764.34	¥1,925.17	¥2,095.64
Basic earnings per share for income attributable to ORIX Corporation shareholders from continuing operations*[8]	142.00	179.24	198.73	208.88	244.40
Basic earnings per share for net income attributable to ORIX Corporation shareholders	147.75	179.47	198.73	208.88	244.40
Diluted earnings per share for net income attributable to ORIX Corporation shareholders	143.20	179.21	198.52	208.68	244.15
Dividends applicable to fiscal year per share	23.00	36.00	45.75	52.25	66.00
Dividends applicable to fiscal year per share*[9]	$0.22	$0.29	$0.40	$0.48	$0.60
Number of employees	25,977	31,035	33,333	34,835	31,890

*[1]	Certain line items presented in the consolidated statements of income have been reclassified starting from fiscal 2015. The amounts that had been previously reported have been reclassified for this change.
*[2]	Prior-year amounts have been adjusted retrospectively to eliminate a lag period that previously existed between DAIKYO INCORPORATED (“DAIKYO”) and ORIX in fiscal 2015.
*[3]

The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥155,860 million, ¥123,042 million, ¥94,327 million, ¥80,347 million and ¥71,974 million as of March 31, 2014, 2015, 2016, 2017 and 2018, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥13,887 million, ¥15,373 million, ¥12,556 million,

¥11,600 million and ¥12,084 million as of March 31, 2014, 2015, 2016, 2017 and 2018, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥6,149 million, ¥6,635 million, ¥8,178 million, ¥9,722 million and ¥12,748 million as of March 31, 2014, 2015, 2016, 2017 and 2018, respectively, and (iii) installment loans individually evaluated for impairment of ¥135,824 million, ¥101,034 million, ¥73,593 million, ¥59,025 million and ¥47,142 million as of March 31, 2014, 2015, 2016, 2017, and 2018, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2018 Compared to Year Ended March 31, 2017—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

*[4]	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) in fiscal 2017.
*[5]	The Company’s shares held through the Board Incentive Plan Trust, which was established in July 2014 to provide shares at the time of retirement as compensation, are included in the number of treasury stock shares and excluded from the number of outstanding shares. The trust held 2,153,800 shares, 1,696,217 shares, 2,126,076 shares and 1,651,443 shares as of March 31, 2015, 2016, 2017 and 2018, respectively.
*[6]	Return on ORIX Corporation shareholders’ equity is the ratio of net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances for the period. Return on assets is the ratio of net income attributable to ORIX Corporation shareholders for the period to average total assets based on fiscal year beginning and ending balances for the period. ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets. Allowance/investment in direct financing leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on direct financing leases and probable loan losses to the sum of investment in direct financing leases and installment loans.
*[7]	ORIX Corporation shareholders’ equity per share is the amount derived by dividing ORIX Corporation shareholders’ equity by the number of outstanding shares.
*[8]	Basic earnings per share for income attributable to ORIX Corporation shareholders from continuing operations is the amount derived by dividing income attributable to ORIX Corporation shareholders from continuing operations by the weighted-average number of shares outstanding based on month-end balances during the fiscal year. The term basic earnings per share for income attributable to ORIX Corporation shareholders from continuing operations as used throughout this annual report has the meaning described above.
*[9]	The U.S. dollar amounts represent translations of the Japanese yen amounts using noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

EXCHANGE RATES

The following table provides the noon buying rates for Japanese yen, expressed in Japanese yen per $1.00 in New York City for cable transfers in foreign currencies. As of June 22, 2018, the noon buying rate for Japanese yen was ¥109.98 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2014	2015	2016	2017	2018
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥105.25	¥121.50	¥125.58	¥118.32	¥114.25
Low	92.96	101.26	111.30	100.07	104.83
Average of the last days of the months	100.46	110.78	120.13	108.31	110.70
At period-end	102.98	119.96	112.42	111.41	106.20

The following table provides the high and low noon buying rates for yen, expressed in yen per $1.00, during the months indicated.

	High	Low
2017
December	¥113.62	¥111.88

2018
January	¥113.18	¥108.38
February	110.40	106.10
March	106.91	104.83
April	109.33	105.99
May	111.08	108.62

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described below as well as all the other information in this annual report, including, but not limited to, our consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Our business activities, financial condition and results of operations and the trading prices of our securities could be adversely affected by any of the factors discussed below or other factors. Even if we do not incur direct pecuniary loss as a result of these risks, our reputation may be adversely affected. This annual report also contains forward-looking statements that involve uncertainties. Our actual results could differ from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the risks faced by us described below and elsewhere in this annual report. See “Forward-Looking Statements.” Forward-looking statements in this section are made only as of the filing date of this annual report.

1. Risks Related to our External Environment

(1) Global economic weakness and instability could adversely affect our business activities, financial condition and results of operations

Our business is affected by general economic conditions and financial conditions in Japan and in foreign countries.

The U.S. economy has remained steady with improvements in employment and income environments over the past eight years. Stable growth has also been observed in other regions. Although interest rates remain low worldwide, rate increases in the U.S. and the scaling back of quantitative easing policies in Europe are expected. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

The Japanese economy, as a whole, is continuing to experience moderate recovery.

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

(4) Our business may be adversely affected by economic fluctuations and political disturbances

We conduct business operations in Japan as well as in the United States, other areas of Asia, Oceania, the Middle East and Europe. Recessions, fluctuations or shifts in commodity market prices and consumer demand, political, social or economic instability or acts of violence or war in these and other regions could adversely affect our business activities, financial condition and results of operations.

(5) Our business activities, financial condition and results of operations may be adversely affected by unpredictable events

Our business activities, financial condition and results of operations may be adversely affected by unpredictable events or any continuing effects caused by such events. Unpredictable events include man-made events, such as accidents, war, terrorism and insurgency, and natural events, such as earthquakes, storms, tsunamis, fires and outbreaks of infectious diseases. If any such event occurs, it may, among other things, cause unexpectedly large market price movements or unanticipated deterioration of economic conditions in a country or region, or cause major injuries to our personnel or damage to our facilities, equipment and other property, which could adversely affect our business activities, financial condition and results of operations.

(6) Dispositions of Shares may adversely affect market prices for our Shares

Between June 28, 2017, and June 28, 2018, one of our shareholders filed a large shareholder report pursuant to the Financial Instruments and Exchange Act (“FIEA”) indicating, at the time of filing, beneficial ownership, as that term is used in the FIEA, of more than five percent of the total number of our outstanding Shares by each relevant reporting shareholder. This or other of our shareholders may, for strategic, investment or other reasons, decide to reduce their shareholdings in ORIX. Dispositions of Shares, particularly dispositions of large numbers of Shares by major shareholders, may adversely affect market prices for our Shares. For information on major shareholders, see “Item 7. Major Shareholders and Related Party Transactions.”

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

Furthermore, if adverse economic or market conditions affect the value of underlying collateral, secondhand equipment, or guarantees, our credit-related costs other than the allowance might increase. If any such event occurs, our business activities, financial condition and results of operations could be adversely affected.

3. Business Risk

(1) We are exposed to risks from our diverse and expanding range of products and services, acquisitions of companies and assets, and entry into joint ventures and alliances

We are engaged in a broad range of businesses in Japan and overseas and continue to expand such range, including through acquisitions of companies and businesses. The breadth of our business and continued expansion may expose us to new and complex risks that we may be unable to fully control or foresee, and, as a result, we may incur unexpected and potentially substantial costs or losses. In addition, we may not achieve targeted results if our business or business opportunities do not develop as expected or if competitive pressures undermine profitability. Furthermore, as part of our business expansion, we may acquire companies or businesses. If the results of operations of an acquired company or business are lower than what we expected at the time we made such acquisition, we could be required to make large write-downs of goodwill or other assets.

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

5. Liquidity Risk (Risk Relating to Fund Procurement)

Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or changes in our credit ratings

Our primary sources of financing include: borrowings from banks and other institutional lenders, funding from capital markets (such as through issuances of bonds, medium-term notes or commercial paper (“CP”) and securitization of leases, loans receivables and other assets) and deposits. Such sources include a significant amount of short-term debt, such as CP and other short-term borrowings from various institutional lenders and the portion of our long-term debt maturing in the current fiscal year. Some of our committed credit lines require us to comply with financial covenants.

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

6. Compliance Risk

A failure to maintain adequate internal controls to comply with regulations may harm our reputation and adversely affect our business activities, financial condition and results of operations

Our efforts to implement and maintain thorough internal controls for compliance and legal risk management, as well as compliance education programs for our staff, and to prevent violations of applicable laws, regulations and internal rules may not be fully effective in preventing all violations. In addition, we engage in a wide range of businesses, and our expansion into new businesses through acquisitions may cause our current internal controls to cease to function adequately. If we are unable to implement and maintain robust internal controls to prevent any such violations, we may be subject to sanctions or penalties, which could apply to our officers or employees. Such events could adversely affect our business activities, financial condition, results of operations and reputation.

7. Legal Risk

(1) We are subject to various laws and regulations in Japan and overseas which may restrict our business activities, subject us to legal liability or otherwise put us at a disadvantage

Our businesses and employees in Japan are subject to laws, as well as regulatory oversight by government authorities who implement those laws, relating to the various sectors in which we operate. These include laws and regulations applicable to specific industries, such as the Moneylending Business Act, the Installment Sales Act, the Insurance Business Act, the Banking Act, the Trust Business Act, the Building Lots and Buildings Transaction Business Act and the Building Standards Act, as well as laws applicable to our business activities, such as the Companies Act, the Financial Instruments and Exchange Act, the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the Act on the Protection of Personal Information.

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

8. Information Asset Risk

(1) Risks relating to loss, alteration, falsification or leakage of information

We maintain various information assets such as customer information including information on individuals, accounting information and personnel information. We have implemented internal rules and training programs to properly manage such information assets. We also implement technical measures such as maintaining various network security to protect against or mitigate cyber-attacks. However, in spite of such efforts, our measures may not be always effective and it is possible that our information assets may be lost, damaged or leaked.

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

System shutdowns, malfunctions or failures, the mishandling of data or fraudulent acts by employees, vendors or other third parties, attack by a computer virus, hacking, unauthorized access or other types of cyber-terrorism, or a large-scale natural disaster, could have adverse effects on our operations, by causing, for example, delays in the receipt and payment of funds, the leakage, loss or destruction of confidential or personal information of our customers or employees, the generation of errors in information used by our management for business decision-making and risk management evaluation and planning, the suspension of certain products or services we provide to our customers or other interruptions of our business activities. In such event, our liquidity or the liquidity of customers who rely on us for financing or payment could be adversely affected. We may also incur substantial costs to recover our business functionality or be penalized for violating applicable laws and regulations and may be sued for damages.

As a result of the above, our operations, financial standing and performance may be adversely affected.

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

Our management attempts to manage operational risk and maintain it at a level that we believe is appropriate. However, operational risk is part of the business environment in which we operate, and despite our control measures, our business activities, financial condition and results of operations may be adversely affected at any time due to this risk.

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

Item 4. Information on the Company

GENERAL

ORIX is a joint stock corporation (kabushiki kaisha) formed under Japanese law. Our principal place of business is at World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135, Japan, and our phone number is: +81 3 3435 3000. Our general contact URL is https://ssl.orix-form.jp/ir/inquiry_e/ and our corporate website URL is: https://www.orix.co.jp/grp/en. The information on our website is not incorporated by reference into this annual report. ORIX USA Corporation (hereinafter, “ORIX USA,” one of the Company’s subsidiaries, has changed its name to ORIX Corporation USA on June 1, 2018) is ORIX’s agent in the United States, and its principal place of business is at 1717 Main Street, Suite 1100, Dallas, Texas 75201, USA.

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

In the 1980s and early 1990s, ORIX established offices in the United States (1981), Australia (1986), Pakistan (1986) and Taiwan (1991). The Japanese company Budget Rent-a-Car (presently ORIX Auto Corporation) was also established in 1985.

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

In July 2013, ORIX acquired Robeco Groep N.V. (presently ORIX Corporation Europe N.V.), a holding company of global asset management companies based in the Netherlands, to pursue a new business model by combining finance with related services. In October 2016, ORIX purchased all the shares of Robeco, making Robeco a wholly-owned subsidiary of ORIX.

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

STRATEGY

Operating Environment

The U.S. economy has remained steady with improvements in employment and income environments. Stable growth has also been observed in other regions. Although interest rates remain low worldwide, rate increases in the U.S. and the scaling back of quantitative easing policies in Europe are expected. The market has become more conscious about increasing market volatility. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

The Japanese economy, as a whole, is continuing to experience moderate recovery.

Target Performance Indicators FY2019-2021

In its pursuit of sustainable growth, ORIX Group uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. In line with the mid-term strategic directions announced in May 2015, ORIX Group aimed to achieve a net income attributable to ORIX Corporation shareholders target of ¥300 billion for the fiscal year ended March 31, 2018, and to maintain ROE around 11% to 12% with a focus on the growth of existing businesses and the expansion of non-finance businesses through new investment in key areas.

In the last three fiscal years ended March 31, 2018, in the domestic market, ORIX Group steadily developed its auto related business through its solid customer base, increased the number of life insurance policies through products that meet customer needs as well as enhanced sales channels and expanded the renewable energy business and electric power retailing business in the environment and energy business. In the overseas business, ORIX Group developed its fee businesses in the Americas, increased profit and assets under management in ORIX Corporation Europe N.V. and increased assets in the aircraft related business.

Regarding new investment in key areas, ORIX Group set a precedent for its overseas development through its investments in the environment and energy business in the Americas and Asia, and expanded its fee businesses through several M&A transactions mainly in the Americas. Regarding the private equity businesses, ORIX Group built up a track record of investment and sales in Japan and also made several new investments in the Americas and Asia.

Furthermore, ORIX Group launched its concession business and joint airport operation business which is a first for a private operator.

As a result of above-mentioned measures, as of March 31, 2018, ORIX Group achieved a net income attributable to ORIX Corporation shareholders of ¥313.1 billion and ROE of 12.1% meeting its targets of net income attributable to ORIX Corporation shareholders of ¥300 billion and ROE around 11% to 12%.

From the fiscal year ending March 31, 2019, ORIX Group aims to achieve annual net income attributable to ORIX Corporation shareholders growth of between 4% to 8%, and to maintain ROE above 11% by increasing asset efficiency through quality asset expansion in order to capture business opportunities and increasing capital efficiency by strengthening profit-earning opportunities such as fee-based businesses.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Three-year trends in performance indicators are as follows.

		As of March 31,
		2016	2017	2018
Net income attributable to ORIX Corporation shareholders	(Millions of yen)	¥260,169	¥273,239	¥313,135
ROE(1)	(%)	11.7	11.3	12.1
ROA(2)(3)	(%)	2.32	2.46	2.76

(1)	ROE is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances.
(2)	ROA is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average total assets based on fiscal year beginning and ending balances.
(3)	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) in fiscal 2017.

Medium- Term Strategic Directions FY2019-2021

ORIX Group manages its business portfolio by dividing it into six segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business.

Furthermore, taking risk and capital requirements into account, ORIX Group categorizes these six segments into three categories: “Finance,” “Operation” and “Investment” to describe its mid-term strategic directions. The “Finance” business is ORIX Group’s customer base and source of information. However, given that the low interest rate environment makes growth difficult in financial businesses, ORIX Group will continue to focus on “Operation” and “Investment” to grow stable earnings and will proactively enter new markets to nurture its next core businesses.

The “Operation” business for which operational risk is taken by ORIX Group is positioned as ORIX Group’s growth driver and source for new and stable earnings. ORIX Group will engage in M&A and expand new investment with a focus on the environment and energy business, asset management business, concession business and life insurance business as well as other new business areas coming from the change in society and the market.

The “Investment” business provides ORIX Group with opportunities to develop new businesses. ORIX Group focuses mainly on private equity businesses in Japan and overseas, aircraft and ship-related operations and will expand the scale of those businesses.

Development of business structure toward the realization of management strategies

It is vital for ORIX Group to continue to maintain and develop a business structure that can be flexibly and swiftly adapted to the changing business environment. ORIX Group will take the following three steps in order to achieve the aforementioned mid-term strategic directions.

Further advancement of risk management: Recognizing that business expansion and growth has diversified and globalized our risk, strengthen the business foundation with support our growth by readily and continuously utilizing our risk management structure and our ability to assess risks.

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

PROFILE OF BUSINESS BY SEGMENT

For a discussion of the basis for the breakdown of segments, see Note 33 of “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for fiscal 2016, 2017 and 2018.

	Years ended March 31,
	2016	2017	2018
	(Millions of yen)
Corporate Financial Services	¥42,418	¥38,032	¥49,275
Maintenance Leasing	42,935	39,787	40,162
Real Estate	42,902	72,841	62,372
Investment and Operation	57,220	85,000	96,120
Retail	51,756	72,865	74,527
Overseas Business	142,879	112,312	106,602

Total segment profits	380,110	420,837	429,058

Difference between segment total and consolidated amounts	11,192	4,128	6,443

Total Consolidated Amounts	¥391,302	¥424,965	¥435,501

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

This segment promotes consolidated management by collaborating with other business segments and Group companies, both domestic and foreign. In this way, this segment creates cross-functional tie-ups with Group customers in order to swiftly provide wide-ranging services backed by expertise.

Operating Environment

See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”

Mid-term Strategic Directions

•	Diversify the source of services income

•	Maximize synergy potential with Yayoi

•	Utilize domestic network to develop new businesses

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

Specifically, we provide a wide range of product and services such as life insurance, environment and energy service, auto lease related services and also strengthen our business to provide solutions against diversified business challenges which customers face such as business succession. Moreover, the segment will also focus on new areas such as IT, healthcare and agriculture to develop new business opportunities.

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

Operating Environment

See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”

Mid-term Strategic Directions

•	Capitalize on competitive advantage to increase market shares

•	Make the change of industrial structure into new business opportunities

•	Strengthen engineering solution business

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

The automobile business is strengthening the provision of high value-added services. Seeking to ensure a stable revenue stream and differentiate itself from competitors, the automobile business leverages its consulting capabilities to select and offer optimum services to customers, including from a wide range of vehicle management services. While continually reviewing the line-up of products and services in response to changes in the business environment and evolving customer needs, the automobile business develops new products and services to create new market segments. In addition, to develop the business for individuals, we will propose a wide range of approaches to car use, such as car rental and car sharing, to meet individual customer’s diverse needs and provide elaborate services.

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

Operating Environment

See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”

Mid-term Strategic Directions

•	Expand asset management business

•	Accumulate expertise by operating various facilities

•	Develop new businesses by taking advantage of the value chain

Operating Strategy

In the real estate development business, we will promote the development of complex facilities not only in major urban areas but also in areas abundant in tourism resources with the knowledge and experience acquired through the various real estate development and rental businesses and facility operation businesses. And we also develop the most advanced logistic facilities which is adopted to online shopping market by utilizing the land information acquired through the sales network and grasping customers’ needs. In the real estate rental business, we will enhance our portfolio by selling properties at appropriate times and by promoting new investments in properties continuously.

In the asset management business, we will increase the assets under management in ORIX Asset Management Corporation and ORIX Real Estate Investment Advisors Corporation to expand our fee business. In the facilities operation business, we will continue to invest in hotels and inns by selecting those locations carefully. In operating our existing facilities, we believe ORIX can add value through providing attractive accommodations that our customers are satisfied with and want to revisit.

As mentioned above, we will make stable profit through the asset management business and facility operating business while developing new businesses by making best use of our broad expertise in real estate business and group network.

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

On April 1, 2016, Kansai Airports, established by a consortium anchored by ORIX and VINCI Airports, a French company, commenced operation of the Kansai International Airport and Osaka International Airport as a concession. Balancing the ingenuity, dynamism, and the social responsibilities for managing public infrastructure as the first airport operator managed by private company in our country, Kansai Airports will contribute to the ongoing development.

Operating Environment

See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”

Mid-term Strategic Directions

•	Accelerate renewable energy business in overseas

•	Diversify the methods and expand the target zone in the business investment area

•	Expand the scope in concession business

Operating Strategy

In our environment and energy business, we will increase investment in renewable energy. In Japan, we will focus on the development of energy sources other than solar power, such as wind power, geothermal power and biomass, and will work together with our domestic sales and marketing divisions to become one of Japan’s leading renewable energy power companies. We also seek to expand the business of the deregulation of the electricity retail market. As for overseas, we will also use the experience and expertise cultivated in Japan to strengthen its electric power generation and renewable energy business in emerging countries, in which energy demand is expected to expand. As part of this strategy, we invested in Ormat Technologies, Inc., (“Ormat”) the U.S. listed geothermal energy company in July 2017.

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

As for concession business, we commenced to operate Kobe Airport with VINCI Airports and Kansai Airports in April 2018 and will integrate the operation of Kansai International Airport, Osaka International Airport, and Kobe Airport. We also took part in the operation of wastewater treatment plant in Hamamatsu City and will continue to expand our operation to various public infrastructure.

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

Operating Environment

See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”

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

The card loan business plans to expand in two ways to acquire potential demand in the shrinking market. The first is to increase card loan balance through the collaboration of ORIX Bank and ORIX Credit by taking advantage of their human and knowledge resources. The second is to expand loan guarantee to other financial institutions by utilizing ORIX Credit’s know-how of credit screening.

Overseas Business Segment

Overview of Operation

Since first expanding into Hong Kong in 1971, ORIX Group has established an overseas network spanning 716 bases in 38 countries and regions.

In the Overseas Business segment, in the United States, asset management is at the heart of efforts to expand non-finance business and boasts a high level of expertise in the fields of corporate finance, securities investment, principal investment, loan origination and servicing and also fund management. Underpinned by a leasing, automobile leasing and corporate finance operating base that is aligned with the conditions of each country in Asia, the Overseas Business segment engages in principal investment activities, real estate-related businesses, as well as aircraft and ship-related operations that include leasing, financing, management, investment, intermediary and sales activities in the field of aircraft and ship.

Furthermore, in Europe, the Overseas Business segment conducts asset management operations for individual and corporate clients through ORIX Corporation Europe N.V., a Dutch holding company of global asset management companies that became a consolidated subsidiary of ORIX Group in July 2013 (hereinafter, “ORIX Europe,” one of the Company’s subsidiaries, has changed its name from Robeco Groep N.V. on January 1, 2018).

Operating Environment

See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”

Mid-term Strategic Directions

•	Proactively develop aircraft and ship-related operations

•	Expand asset management and PE investment business

•	Diversify overseas business with strengthened functions

Operating Strategy

In the United States, we maintain a stable presence in our traditional business of investing in municipal bonds, CMBS and other fixed-income securities and providing corporate finance services. We also enhance the fee business through Red Capital Group’s loan structuring and servicing services and Mariner Investment Group’s fund management services. Since the acquisition of Boston Financial Investment Management LP, a syndicator in the Low Income Housing Tax Credit industry in July 2016 and Lancaster Pollard Holdings, LLC, which provides integrated investment banking, mortgage banking, balance sheet lending and private equity services focused on the full continuum of senior living in September 2017, we continue to expand fee businesses.

In Asia and Oceania, while seeking to maintain stable profits from the financial services business platform of our existing local subsidiaries, which offer locally based lending and leasing, we plan to diversify our business into related fields. We will promote new investment activities in as-yet unexplored areas.

In the aircraft-related operations, we will make new investments by carefully selecting aircraft types, age and other important factors for our portfolio. In addition to pursuing opportunities to profit from Company-owned assets, we will seek to generate fees from our services relating to the management of the aircraft to investors and financial institutions. In the ship-related operations, we will accelerate investment in shipping loans particularly in Europe with the cultivated expertise ranging from ship finance, ownership, management and operations to ship purchases, sales and brokerage.

In addition to the sustained growth of ORIX Europe, we will endeavor to expand the asset management business and also consider new investments.

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

The following table shows the book values of the primary facilities we own, which include three office buildings, one thermal power station, two solar power stations and one hotel.

	As of March 31, 2018
	Book Value	Land Space(1)
	(Millions of yen)	(Thousands of m²)
Office building (Tachikawa, Tokyo)	¥13,572	3
Office building (Shiba, Minato-ku, Tokyo)	30,803	2
Office building (Osaka, Osaka)	10,270	2
Thermal power station (Soma, Fukushima)	30,573	63
Solar power station (Tsu, Mie)	15,479	1,193
Solar power station (Tomakomai, Hokkaido)	12,030	—
Hotel (Beppu, Oita)	10,803	159

(1)	Land space is provided only for those facilities where we own the land.

We plan to make capital expenditures totaling approximately ¥563,000 million to support the growth and development of our operating lease business and power generation business during fiscal 2019. The following table shows a breakdown of planned capital expenditures and includes the estimated investment amounts and expected methods of financing the expenditures.

	Fiscal 2019
	Estimated investment amounts	Expected methods of financing
	(Millions of yen)
Operating lease equipment and property	¥480,000	Funds on hand, bank borrowings, etc.
Power generation equipment	83,000	Funds on hand, bank borrowings, etc.

Total	¥563,000	—

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥112,962 million as of March 31, 2018.

As of March 31, 2018, the acquisition cost of equipment we held for operating leases amounted to ¥1,919,826 million, consisting of ¥1,249,683 million of transportation equipment, ¥245,492 million of measuring and information-related equipment, ¥395,533 million of real estate and ¥29,118 million of others, before accumulated depreciation. Accumulated depreciation on equipment held for operating leases was ¥605,415 million as of the same date.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

Our business does not materially depend on the supply of raw materials.

PATENTS, LICENSES AND CONTRACTS

Our business and profitability are not materially dependent on any patents or licenses, industrial, commercial or financial contracts, or new manufacturing processes.

BUSINESS REGULATION

ORIX and its group companies in Japan are incorporated under, and our corporate activities are governed by, the Companies Act. However, ORIX and its group companies are involved in diverse businesses in overseas jurisdictions, including in Asia, America, the Middle East and Europe, and are therefore subject to various regulations and supervision in each jurisdiction in which they operate, including, but not limited to, regulations relating to business and investment approvals, antitrust, anti-bribery, consumer and business taxation, foreign exchange controls, intellectual property and personal information protection.

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

Investment Management Business

ORIX Asset Management Corporation (“OAM”), ORIX Real Estate Investment Advisors Corporation (“ORIA”), wholly owned subsidiaries, and Robeco Japan Company Limited (“Robeco Japan”), a subsidiary of ORIX Europe, are each registered with the Prime Minister under the Financial Instruments and Exchange Act as an investment manager. OAM is responsible for the asset management of a real estate investment corporation, ORIX JREIT Inc., which is listed on the Tokyo Stock Exchange. Under the Financial Instruments and Exchange Act, any entity possessing voting rights in an investment manager at or above a specified threshold is considered a major shareholder and must report its shareholding to the Prime Minister. ORIX has filed such report as a major shareholder of OAM, ORIA and Robeco Japan.

Investment Advisory and Agency Business

ORIA and Mariner Japan Inc., an affiliate of Mariner Investment Group LLC, are registered with the Prime Minister under the Financial Instruments and Exchange Act to engage in the investment advisory and agency business and regulated by the FSA.

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

The SEC, the Financial Industry Regulation Authority (“FINRA”) and various state agencies regulate the issuance and sale of securities and the activities of broker-dealers, investment companies and investment advisers in the United States. ORIX USA’s majority-owned subsidiary, Mariner Investment Group, LLC (“Mariner”), is a registered investment adviser regulated by the SEC. ORIX USA’s wholly-owned subsidiary Mariner Group Capital Markets, LLC (“MGCM”) is a registered limited purpose broker-dealer regulated by the SEC and FINRA. ORIX USA’s wholly-owned subsidiary RED Capital Group, LLC has a subsidiary called RED Capital Markets, LLC that is registered as a broker-dealer and regulated by the SEC and FINRA. ORIX USA’s wholly-owned subsidiary Lancaster Pollard Holdings, LLC has a subsidiary called Lancaster Pollard & Co., LLC that is also registered as a broker-dealer and regulated by the SEC and FINRA. ORIX USA and its other subsidiaries are not subject to these regulations but must comply with U.S. federal and state securities laws.

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

In May 2010, ORIX USA acquired RED Capital Group LLC (“RED”), and in September 2017, ORIX USA acquired Lancaster Pollard Holdings, LLC (“LPH”). Each of RED and LPH is based in Columbus, Ohio and provides debt and equity capital, as well as advisory services, to the housing, health care, and real estate industries. RED and LPH and their respective subsidiaries must comply with rules and regulations administered by the Government National Mortgage Association, the Federal National Mortgage Association, the Department of Housing and Urban Development and the Federal Housing Administration. RED must also comply with the rules and regulations of The Federal Home Loan Mortgage Corporation. RED Mortgage Capital, LLC and RED Capital Partners, LLC are licensed California Finance Lenders.

In December 2010, ORIX USA acquired MIG Holdings, LLC, the parent company of Mariner. Mariner is registered with the SEC as an investment advisor and is headquartered in Harrison, New York, with affiliated offices in the New York City, London, and Tokyo. In addition, Mariner is registered as a commodity pool operator with the U.S. Commodity Futures Trading Commission and a member of the National Futures Association. ORIX USA’s wholly owned subsidiary and private equity platform, ORIX Capital Partners, LLC, is an affiliated relying adviser to Mariner and registered with the SEC.

In July 2016, ORIX USA acquired Boston Financial Investment Management, LP (“BFIM”), a Boston, Massachusetts based syndicator and portfolio and asset manager of low income apartment properties that benefit from the Federal Low Income Housing Tax Credit (LIHTC). As the beneficiary of tax credits and often other subsidy and loan programs, a typical LIHTC property is typically regulated at the Federal, state and local levels. As a passive limited partner investor, BFIM does not manage the property day to day. Rather, a third party general partner manages the property and has responsibility for compliance with applicable laws and regulations. As the investor, BFIM monitors such compliance.

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

Outside of the United States, Mariner Investment (Europe) LLP is an affiliated relying adviser to Mariner that is headquartered in London and authorized and regulated by the Financial Conduct Authority (“FCA”) in the UK and as such is subject to minimum regulatory capital requirements. Mariner Investment (Europe) LLP is categorized as a “BIPRU €50k limited license” firm. It is an investment management firm. Also outside of the United States, in December 2016 ORIX USA, through its Brazilian subsidiary, acquired a controlling interest in RB Capital S.A. (“RB Capital”), a Brazilian capital markets and asset management platform. RB Capital controls two publicly held companies, RB Capital Companhia de Securitização and Salus Infraestrutura Portuária S.A, registered before the Securities and Exchange Commission of Brazil (“CVM”). RB Capital Companhia de Securitização is also a securitization company and regulated by the CVM. In addition, RB Capital controls an asset management company, RB Capital Asset Management Ltda., which is registered and authorized by the CVM to manage assets in Brazil.

On July 2013, ORIX acquired approximately 90.01% (90% plus one share) of the total voting shares (equity interests) of ORIX Europe, the ultimate holding company of the ORIX Europe Group. On October 2016, ORIX acquired the remaining 9.99% (10% minus one share) of the total voting shares (equity interests) of ORIX Europe. The ORIX Europe Group consists of the following regulated entities.

Robeco Institutional Asset Management B.V. (“RIAM”), a subsidiary of ORIX Europe, is authorized and regulated by The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten (“AFM”)) and The Dutch Central Bank (De Nederlandsche Bank (“DNB”)) in the Netherlands, inter alia, to offer certain investment services. RIAM has branches and representative offices worldwide, including in Dubai, Germany, Spain, Italy and the United Kingdom, each of which either benefits from RIAM’s European passport or is subject to local regulatory supervision.

Transtrend B.V., a subsidiary of ORIX Europe that offers asset management and commodity trading advisory services, is also authorized and regulated by AFM and DNB, and is registered with the National Futures

Association in the United States (“NFA”) and regulated by the NFA and the Commodity Futures Trading Commission in the United States (“CFTC”).

Harbor Capital Advisors, Inc., Boston Partners Global Investors, Inc., and Robeco Institutional Asset Management US, Inc. are registered with and regulated by the SEC to provide investment advisory services in the United States. Harbor Capital Advisors, Inc. is also registered with and regulated by the NFA and the CFTC.

Harbor Services Group, Inc. acts as transfer agent and is registered with the SEC.

Boston Partners Global Investors, Inc. is also registered with the Financial Services Commission (“FSC”) in Korea. Furthermore, Boston Partners Global Investors, Inc. is registered as a commodity trading adviser and a commodity pool operator with the CFTC and is a member of the NFA.

Boston Partners Securities L.L.C. and Harbor Funds Distributors Inc. are investment advisors (broker-dealers) registered with the SEC and members of the FINRA.

Boston Partners UK Ltd is a wholly owned subsidiary of Boston Partners Global Investors, Inc and is registered as an investment adviser with the FCA.

Boston Partners Trust Company is a wholly owned subsidiary of Boston Partners Global Investors, Inc. and is registered with the New Hampshire Banking Commission (“NHBC”).

RobecoSAM AG, a subsidiary of ORIX Europe, is authorized and regulated by the Swiss Financial Market Supervisory Authority (“FINMA”).

Robeco Luxembourg S.A., a subsidiary of ORIX Europe, is authorized and regulated by the Commission de Surveillance du Secteur Financier in Luxembourg (“CSSF”).

Robeco Hong Kong Ltd. (“RHK”), a subsidiary of ORIX Europe, is licensed by the Securities & Futures Commission of Hong Kong (“SFC”) to offer asset management and investment advisory services. RHK has a branch in Australia which has been approved by the Australian Securities and Investments Commission (“ASIC”).

Robeco France S.A.S., a subsidiary of ORIX Europe, is authorized and regulated by the Authorité de controle prudential et de resolution (“ACPR”) in France and the Autorité des Marchés Financiers (“AMF”) in France.

Robeco Singapore Private Limited, a subsidiary of ORIX Europe, is licensed by the Monetary Authority of Singapore (“MAS”).

Robeco Switzerland A.G., a subsidiary of ORIX Europe, is licensed by the Swiss Financial Market Supervisory Authority (“FINMA”).

Corestone Investment Managers AG, a subsidiary of ORIX Europe, is admitted to the Financial Services Standards Association (“VQF”).

Robeco Miami B.V. a subsidiary of ORIX Europe, is registered with and regulated by the SEC and member of the FINRA.

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

Results Overview

Fiscal 2018 was the last fiscal year of our medium-term strategy announced in May 2015. Despite increasing market volatility, stable growth has been observed in many regions worldwide particularly in the United States. Our group company in the United States recorded a decrease in deferred tax liabilities due to the U.S. tax reform measured enacted in December 2017. Under the aforementioned circumstances, ORIX strived to manage its businesses based on the performance indicators of profitability, capital efficiency and asset efficiency. Due to the impact of U.S. tax reform measures on ORIX Group companies, as well as growth of the existing businesses, and profit contribution from new businesses, for fiscal 2018 ORIX recorded tall-time high net income for the fourth consecutive years and net income growth for the ninth consecutive years achieved net income attributable to ORIX Corporation shareholders of ¥313.1 billion and ROE of 12.1%, exceeding its target net income attributable to ORIX Corporation shareholders of ¥300 billion and target ROE around 11% to 12%.

Net Income Attributable to ORIX Corporation Shareholders for fiscal 2018 increased 15 % to ¥313,135 million compared to fiscal 2017, primarily due to increases in profits from the Corporate Financial Services segment, the Maintenance Leasing segment, the Investment and Operation segment and Retail segment, although profits from the Real Estate segment and the Overseas Business segment decreased.

The main factors underlying our performance in fiscal 2018 are outlined below

The Corporate Financial Services segment’s profits increased due to increases in gains on sales of securities and services income despite a decrease in finance revenues from a decrease in average investment balance.

The Maintenance Leasing segment’s profits increased due to increases in finance revenues and operating leases revenues in line with an increased average segment asset balance and an increase in services income.

The Real Estate segment’s profits decreased due to a decrease in gains on sales of rental property, despite an increase in services income from facilities operations.

The Investment and Operation segment’s profits increased due to increases in sales of goods from subsidiaries in the principal investment business, services income from the environment and energy business and equity in net income of affiliates.

The Retail segment’s profits increased due to an increase in life insurance premiums and related investment income.

The Overseas Business segment’s profits decreased due to decreases in equity in net income of affiliates and gains on sales of subsidiaries and affiliates and liquidation losses, net, despite increases in services income in the asset management business and operating leases revenues from our aircraft-related operations including gains on sales of aircraft.

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

The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). We mainly measure loans held for sale, trading securities, available-for-sale securities, other securities, derivatives, reinsurance recoverables in other assets and variable annuity and variable life insurance contracts in policy liabilities and policy account balances at fair value on a recurring basis. Certain subsidiaries measure certain loans held for sale, certain foreign government bonds, foreign corporate debt securities and equity securities in available-for-sale securities, certain fund investments in other securities, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis as they elected the fair value option.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2018:

	March 31, 2018
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Millions of yen)
Financial Assets:
Loans held for sale	¥17,260	¥0	¥17,260	¥0
Trading securities	422,053	35,766	386,287	0
Available-for-sale securities	1,015,477	65,716	828,844	120,917
Other securities	37,879	0	0	37,879
Derivative assets	21,831	507	19,033	2,291
Other assets	15,008	0	0	15,008

Total	¥1,529,508	¥101,989	¥1,251,424	¥176,095

Financial Liabilities:
Derivative liabilities	¥12,400	¥318	¥12,082	¥0
Policy Liabilities and Policy Account Balances	444,010	0	0	444,010

Total	¥456,410	¥318	¥12,082	¥444,010

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.

As of March 31, 2018, financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) and the percentages of total assets were as follows:

	March 31, 2018
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)
	(Millions of yen, except percentage data)
Level 3 Assets:
Available-for-sale securities	¥120,917	1
Corporate debt securities	3,037	0
Specified bonds issued by SPEs in Japan	861	0
CMBS and RMBS in the Americas	36,010	0
Other asset-backed securities and debt securities	81,009	1

Other securities	37,879	0
Investment funds	37,879	0

Derivative assets	2,291	0
Options held/written and other	2,291	0

Other assets	15,008	0
Reinsurance recoverables	15,008	0

Total Level 3 financial assets	¥176,095	2

Total assets	¥11,425,982	100

As of March 31, 2018, the amount of financial assets classified as Level 3 was ¥176,095 million, financial assets that we measured at fair value on a recurring basis. Level 3 assets represent 2% of our total assets.

Available-for-sale securities classified as Level 3 are mainly CMBS and RMBS in the Americas and other asset-backed securities and debt securities. CMBS and RMBS in the Americas and other asset-backed securities and debt securities classified as Level 3 available-for-sale securities were ¥36,010 million and ¥81,009 million as of March 31, 2018, which are 30% and 67% of total Level 3 available-for-sale securities, respectively.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2018 would decrease or increase, respectively, by approximately ¥2,146 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2018 would decrease by approximately ¥2,232 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2018 would increase by approximately ¥2,243 million.

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

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2018.

FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY

We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate held for investment and rental is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2018, as well as the fair value as of the end of fiscal 2018.

Year ended March 31, 2018
Carrying amount*[1]
Balance at April 1, 2017	Change amount	Balance at March 31, 2018	Fair value at March 31, 2018*[2]
	(Millions of yen)
¥425,328	¥(53,245)	¥372,083	¥442,205

*[1]	Carrying amounts are stated as cost less accumulated depreciation.
*[2]	Fair value is either obtained from appraisal reports by external qualified appraisers, calculated by internal appraisal department in accordance with “Real estate appraisal standards,” or calculated by other reasonable internal calculation utilizing similar methods.

Investment and rental property revenue and expense for fiscal 2018 were as follows:

Year Ended March 31, 2018
Revenue*[1]	Expense*[2]	Net
(Millions of yen)
¥70,442	¥42,535	¥27,907

*[1]	Revenue consists of revenue from leases and gains on sales of real estate under operating leases. Revenue from leases is composed of real estate-related revenues from “Operating leases” and “Life insurance premiums and related investment income.”

*[2]	Expense consists of costs related to the above revenue such as depreciation expense, repair cost, insurance cost, tax and duty which are included in “Costs of operating leases,” and “Write-downs of long-lived assets.”

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

Sales of goods and real estate consists of revenues from sales of real estate and various types of goods, including precious metals and jewels.

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

Services expense is directly associated with the sales and revenues separately reported within services income. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating Income.” We similarly view the provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2018 Compared to Year Ended March 31, 2017” and “Year Ended March 31, 2017 Compared to Year Ended March 31, 2016.”

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

YEAR ENDED MARCH 31, 2018 COMPARED TO YEAR ENDED MARCH 31, 2017

Performance Summary

Financial Results

		Year ended March 31,		Change
		2017	2018	Amount	Percent (%)
		(Millions of yen, except ratios, per Share data and percentages)
	Total revenues	¥2,678,659	¥2,862,771	¥184,112	7
	Total expenses	2,349,435	2,526,576	177,141	8
	Income before Income Taxes	424,965	435,501	10,536	2
	Net Income Attributable to ORIX Corporation Shareholders	273,239	313,135	39,896	15
Earnings per Share	(Basic)	208.88	244.40	35.52	17
	(Diluted)	208.68	244.15	35.47	17
	ROE*[1]	11.3	12.1	0.8	—
	ROA*[2]	2.46	2.76	0.30	—

*[1]	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
*[2]	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.

Total revenues for fiscal 2018 increased 7% to ¥2,862,771 million compared to ¥2,678,659 million during fiscal 2017. Life insurance premiums and related investment income in the life insurance business increased due to an increase in life insurance premiums from an increase in in-force policies, and an increase in investment income from assets under variable annuity and variable life insurance contracts following the market’s recovery. In addition, sales of goods and real estate increased due primarily to revenues generated by subsidiaries in the principal investment business, and services income increased due primarily to service expansion in the asset management business and the environment and energy business.

Total expenses for fiscal 2018 increased 8% to ¥2,526,576 million compared to ¥2,349,435 million during fiscal 2017. Life insurance costs increased due to an increase in a provision of liability reserve in line with the aforementioned increase in in-force policies and an increase in investment income. In addition, costs of goods and real estate sold and services expense increased in line with the aforementioned increased revenues.

Equity in net income of affiliates for fiscal 2018 increased due mainly to the recognition of significant gains on sales of investments in real estate joint ventures compared to fiscal 2017.

As a result of the foregoing, income before income taxes for fiscal 2018 increased 2% to ¥435,501 million compared to ¥424,965 million during fiscal 2017. In addition, due to the impact from tax reform in the United States, net income attributable to ORIX Corporation shareholders increased 15% to ¥313,135 million compared to ¥273,239 million during fiscal 2017.

Balance Sheet data

	As of March 31,				Change
	2017		2018		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets	¥11,231,895		¥11,425,982		¥194,087		2
(Segment assets)	8,956,872		9,017,250		60,378		1
Total Liabilities	8,577,722		8,619,688		41,966		0
(Long- and Short-term debt)	4,138,451		4,133,258		(5,193)		(0)
(Deposits)	1,614,608		1,757,462		142,854		9
ORIX Corporation Shareholders’ Equity	2,507,698		2,682,424		174,726		7
ORIX Corporation Shareholders’ Equity per share	1,925.17		2,095.64		170.47		9
ORIX Corporation Shareholders’ Equity ratio*	22.3%		23.5%		1.2%		—
D/E ratio (Debt-to-equity ratio) (Long- and Short-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	1.7	x	1.5	x	(0.2	)x	—

*	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.

Total assets increased 2% to ¥11,425,982 million compared to ¥11,231,895 million as of March 31, 2017. Investment in securities decreased due primarily to sales of investment in securities as well as the surrender of variable annuity and variable life insurance contracts in the life insurance business. On the other hand, property under facility operations and investment in affiliates increased due primarily to the new large-scale investments in the environment and energy business. In addition, segment assets increased 1% to ¥9,017,250 million compared to the balance as of March 31, 2017.

We manage the balance of our interest-bearing liabilities at an appropriate level taking into account the condition of our assets and liquidity on-hand as well as the domestic and overseas financial environments. As a result, long-term debt decreased, and short-term debt and deposits increased compared to the balance as of March 31, 2017. In addition, policy liabilities and policy account balances decreased due primarily to the aforementioned surrender of contracts.

Shareholders’ equity increased 7% to ¥2,682,424 million compared to the balance as of March 31, 2017 due primarily to an increase in retained earnings, despite a decrease due to share repurchases.

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

Financial information about our operating segments reported below is separately available to, and evaluated regularly by, management in deciding how to allocate resources and in assessing performance. We evaluate the performance of these segments based on income before income taxes, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

For a description of the business activities of our segments, see “Item 4. Information on the Company—Business Segments.” See Note 33 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services	¥102,979	¥115,712	¥12,733	12
Maintenance Leasing	270,615	275,740	5,125	2
Real Estate	212,050	172,948	(39,102)	(18)
Investment and Operation	1,271,973	1,402,313	130,340	10
Retail	368,665	428,697	60,032	16
Overseas Business	458,912	477,420	18,508	4

Segment Total	2,685,194	2,872,830	187,636	7

Difference between Segment Total and Consolidated Amounts	(6,535)	(10,059)	(3,524)	—

Consolidated Amounts	¥2,678,659	¥2,862,771	¥184,112	7

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services	¥38,032	¥49,275	¥11,243	30
Maintenance Leasing	39,787	40,162	375	1
Real Estate	72,841	62,372	(10,469)	(14)
Investment and Operation	85,000	96,120	11,120	13
Retail	72,865	74,527	1,662	2
Overseas Business	112,312	106,602	(5,710)	(5)

Segment Total	420,837	429,058	8,221	2

Difference between Segment Total and Consolidated Amounts	4,128	6,443	2,315	56

Consolidated Amounts	¥424,965	¥435,501	¥10,536	2

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥1,032,152	¥961,901	¥(70,251)	(7)
Maintenance Leasing	752,513	818,201	65,688	9
Real Estate	657,701	620,238	(37,463)	(6)
Investment and Operation	768,675	847,677	79,002	10
Retail	3,291,631	3,174,505	(117,126)	(4)
Overseas Business	2,454,200	2,594,728	140,528	6

Segment Total	8,956,872	9,017,250	60,378	1

Difference between Segment Total and Consolidated Amounts	2,275,023	2,408,732	133,709	6

Consolidated Amounts	¥11,231,895	¥11,425,982	¥194,087	2

Corporate Financial Services Segment

This segment is involved in loan, leasing and fee business.

In this segment, we are focusing on fee businesses related to life insurance, environment and energy, auto leasing related products and services provided to domestic small- and medium-sized enterprise customers while engaging in highly competitive businesses such as leasing and lending with a focus on profitability. We also aim to grow our profit by maximizing synergy potential with Yayoi, the software service provider in the group, and by utilizing domestic network to create new businesses.

Based on the aforementioned strategy, segment revenues increased 12% to ¥115,712 million compared to ¥102,979 million during the previous fiscal year due to an increase in gains on sales of securities, an increase in services income resulting from our stable fee businesses provided to domestic small- and medium-sized enterprise customers and from revenue in line with an increase in contracts of Yayoi, despite a decrease in finance revenues from decreases in average investment balance in direct financing leases and installment loans.

Segment expenses remained at the same level as the previous fiscal year.

As a result of the foregoing, segment profits increased 30% to ¥49,275 million compared to ¥38,032 million during the previous fiscal year.

Segment assets decreased 7% to ¥961,901 million compared to the end of the previous fiscal year due to decreases in investment in direct financing leases, installment loans and investment in securities.

Asset efficiency improved compared to the previous fiscal year due to an increase of stable profit from fee businesses with more variety of services and an increase in gains on sales of securities. Furthermore, we started to build a new domestic distribution network of fruits and vegetables and commenced an online lending service for small businesses to explore new business areas.

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥30,153	¥28,390	¥(1,763)	(6)
Operating leases	25,626	23,355	(2,271)	(9)
Services income	40,595	42,503	1,908	5
Gains on investment securities and dividends, and other	6,605	21,464	14,859	225

Total Segment Revenues	102,979	115,712	12,733	12

Interest expense	6,032	4,893	(1,139)	(19)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(76)	1,218	1,294	—
Other	62,057	62,612	555	1

Total Segment Expenses	68,013	68,723	710	1

Segment Operating Income	34,966	46,989	12,023	34

Equity in Net income (Loss) of Affiliates, and others	3,066	2,286	(780)	(25)

Segment Profits	¥38,032	¥49,275	¥11,243	30

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥433,929	¥415,301	¥(18,628)	(4)
Installment loans	398,558	363,993	(34,565)	(9)
Investment in operating leases	30,114	26,350	(3,764)	(12)
Investment in securities	34,773	19,208	(15,565)	(45)
Property under facility operations	13,034	15,075	2,041	16
Inventories	51	49	(2)	(4)
Advances for investment in operating leases	80	203	123	154
Investment in affiliates	18,392	16,845	(1,547)	(8)
Advances for property under facility operations	139	720	581	418
Goodwill and other intangible assets acquired in business combinations	103,082	104,157	1,075	1

Total Segment Assets	¥1,032,152	¥961,901	¥(70,251)	(7)

Maintenance Leasing Segment

This segment consists of automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing.

In the automobile related businesses which cover a large part of this segment, we aim to increase market share by targeting small- and medium-sized enterprises and individuals as well as large corporate customers by leveraging our industry-leading number of fleets under management and our competitive advantages to provide one-stop automobile-related services. Furthermore, we will also develop new products and services to make the change of industrial structure into new business opportunities. In the rental business, we strengthened our engineering solution businesses by developing new services for robots and three-dimensional (3D) printing.

Based on the aforementioned strategy, segment revenues increased 2% to ¥275,740 million compared to ¥270,615 million during the previous fiscal year due to increases in finance revenues and operating leases revenues in line with an increased average segment asset balance in the automobile leasing business and an increase in services income.

Segment expenses increased in line with the aforementioned revenue increases.

As a result of the foregoing, segment profits increased 1% to ¥40,162 million compared to ¥39,787 million during the previous fiscal year.

Segment assets increased 9% to ¥818,201 million compared to the end of the previous fiscal year due to an acquisition of Yodogawa Transformer Co. Ltd., the largest renter of power receiving and transforming facilities and equipment, and an increase in new auto-leases in the automobile leasing business.

In auto-related business, the gain on sales of used cars decreased while assets of new auto-leases increased. Although asset efficiency decreased compared to the previous fiscal year due to the aforementioned reason, we have continuously maintained stable profitability. In rental business, we plan to continue to expand our product lineups through the aforementioned acquisition and pursue business synergies.

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥13,029	¥14,059	¥1,030	8
Operating leases	187,219	189,592	2,373	1
Services income	66,314	67,810	1,496	2
Sales of goods and real estate, and other	4,053	4,279	226	6

Total Segment Revenues	270,615	275,740	5,125	2

Interest expense	3,360	3,049	(311)	(9)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	258	222	(36)	(14)
Other	227,178	232,104	4,926	2

Total Segment Expenses	230,796	235,375	4,579	2

Segment Operating Income	39,819	40,365	546	1

Equity in Net income (Loss) of Affiliates, and others	(32)	(203)	(171)	—

Segment Profits	¥39,787	¥40,162	¥375	1

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥277,480	¥305,041	¥27,561	10
Investment in operating leases	469,824	491,369	21,545	5
Investment in securities	1,322	560	(762)	(58)
Property under facility operations	803	904	101	13
Inventories	445	461	16	4
Advances for investment in operating leases	335	197	(138)	(41)
Investment in affiliates	1,880	1,996	116	6
Goodwill and other intangible assets acquired in business combinations	424	17,673	17,249	—

Total Segment Assets	¥752,513	¥818,201	¥65,688	9

Real Estate Segment

This segment consists of real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services.

In this segment, we aim to promote portfolio rebalancing by selling rental properties into favorable markets and also to expand the scale of our asset management business such as REIT and real estate investment advisory services to construct a portfolio that is less affected by changes in the real estate market. We also aim to gain stable profits by accumulating expertise through the operation of various facilities such as hotels and Japanese inns and to develop new businesses by taking advantage of the value chain to the extent of real estate development and rental, asset management and facility operations.

Based on the aforementioned strategy, segment revenues decreased 18% to ¥172,948 million compared to ¥212,050 million during the previous fiscal year due primarily to a decrease in operating leases revenues in line with a decrease in gains on sales of rental property and a decrease in average asset balance in operating leases, despite an increase in services income from facilities operations.

Segment expenses remained at the same level as the previous fiscal year due to a decrease in costs of operating leases despite an increase in services expense from facilities operations.

As a result of the foregoing, segment profits decreased 14% to ¥62,372 million compared to ¥72,841 million during the previous fiscal year, despite an increase in equity in net income of affiliates in line with the recognition of significant gains on sales of investments in real estate joint ventures.

Segment assets decreased 6% to ¥620,238 million compared to the end of the previous fiscal year due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties.

Asset efficiency decreased compared to the previous fiscal year due to the absence of large capital gain as recorded in the previous fiscal year, despite the increased profit in asset management business and the gain on sales as a result of portfolio rebalance as a market remained favorable.

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥2,319	¥2,055	¥(264)	(11)
Operating leases	88,153	46,938	(41,215)	(47)
Services income	112,624	116,064	3,440	3
Sales of goods and real estate, and other	8,954	7,891	(1,063)	(12)

Total Segment Revenues	212,050	172,948	(39,102)	(18)

Interest expense	3,085	2,224	(861)	(28)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	3,386	4,180	794	23
Other	136,629	136,775	146	0

Total Segment Expenses	143,100	143,179	79	0

Segment Operating Income	68,950	29,769	(39,181)	(57)

Equity in Net income (Loss) of Affiliates, and others	3,891	32,603	28,712	738

Segment Profits	¥72,841	¥62,372	¥(10,469)	(14)

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥27,523	¥33,589	¥6,066	22
Installment loans	0	312	312	—
Investment in operating leases	298,184	247,001	(51,183)	(17)
Investment in securities	3,552	2,988	(564)	(16)
Property under facility operations	185,023	195,463	10,440	6
Inventories	2,567	2,850	283	11
Advances for investment in operating leases	18,634	20,524	1,890	10
Investment in affiliates	99,347	86,666	(12,681)	(13)
Advances for property under facility operations	11,196	19,351	8,155	73
Goodwill and other intangible assets acquired in business combinations	11,675	11,494	(181)	(2)

Total Segment Assets	¥657,701	¥620,238	¥(37,463)	(6)

Investment and Operation Segment

This segment consists of environment and energy business, principal investment, loan servicing (asset recovery), and concession.

In environment and energy-related business, we aim to increase services revenue by promoting renewable energy business and electric power retailing business as a comprehensive energy service provider. In our solar power business, we have a secured one gigawatt of solar power capacity and are operating projects that generate approximately 670 megawatts of electricity as of March 31, 2018, making us one of the largest solar power producers in Japan. We will accelerate renewable energy business overseas by utilizing the expertise gained in the domestic market. In the principal investment business, we aim to earn stable profits from investees and sustainable gains on sales through rebalancing our portfolio. We will diversify our investment methods and expand our target zone. Regarding concession business, we will strengthen the operations of three airports, Kansai International Airport, Osaka International Airport and Kobe Airport, and will also proactively engage in the operation of public infrastructures other than airports.

Based on the aforementioned strategy, segment revenues increased 10% to ¥1,402,313 million compared to ¥1,271,973 million during the previous fiscal year due to increases in sales of goods from subsidiaries in the principal investment business and services income from the environment and energy business.

Segment expenses increased compared to the previous fiscal year in line with the aforementioned revenues expansion.

As a result of the foregoing and due to an increase in equity in net income of affiliates, segment profits increased 13% to ¥96,120 million compared to ¥85,000 million during the previous fiscal year.

Segment assets increased 10% to ¥847,677 million compared to the end of the previous fiscal year due primarily to an investment to Ormat, the U.S. geothermal energy company in the environment and energy business.

Although the gain on sales in private equity investment decreased because of the absence of large gain on sales as recorded in the previous fiscal year, the operation rate of solar power generation projects has improved and profit from concession business has steadily increased. As a result, asset efficiency improved compared to the previous fiscal year. Furthermore, we will engage in geothermal energy projects in Japan and other countries in Asia with Ormat in which we have newly invested.

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥10,680	¥8,982	¥(1,698)	(16)
Gains on investment securities and dividends	12,961	7,630	(5,331)	(41)
Sales of goods and real estate	938,438	1,048,684	110,246	12
Services income	299,709	326,526	26,817	9
Operating leases, and other	10,185	10,491	306	3

Total Segment Revenues	1,271,973	1,402,313	130,340	10

Interest expense	4,870	5,632	762	16
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	6,760	(836)	(7,596)	—
Other	1,212,681	1,345,318	132,637	11

Total Segment Expenses	1,224,311	1,350,114	125,803	10

Segment Operating Income	47,662	52,199	4,537	10

Equity in Net income (Loss) of Affiliates, and others	37,338	43,921	6,583	18

Segment Profits	¥85,000	¥96,120	¥11,120	13

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥26,016	¥25,497	¥(519)	(2)
Installment loans	56,435	48,131	(8,304)	(15)
Investment in operating leases	25,434	30,158	4,724	19
Investment in securities	51,474	32,563	(18,911)	(37)
Property under facility operations	187,674	208,106	20,432	11
Inventories	112,798	101,518	(11,280)	(10)
Advances for investment in operating leases	1,237	1,261	24	2
Investment in affiliates	71,481	170,449	98,968	138
Advances for property under facility operations	55,180	44,901	(10,279)	(19)
Goodwill and other intangible assets acquired in business combinations	180,946	185,093	4,147	2

Total Segment Assets	¥768,675	¥847,677	¥79,002	10

Retail Segment

This segment consists of life insurance, banking and card loan.

In life insurance business, we aim to increase the number of policies in-force and revenues from insurance premiums by offering simple-to-understand products through sales agencies and online. In the banking business, we aim to increase finance revenues by increasing balance of outstanding housing loans which is a core of our banking business. In card loan business, we aim to increase revenues from guarantee fees by expanding guarantees against loans disbursed by other financial institutions in addition to increase finance revenues by making loans directly by utilizing our experience and expertise in credit screening while taking into account the amendments to the Money Lending Business Act for the purpose of reducing over-indebtedness.

Based on the aforementioned strategy, segment revenues increased 16% to ¥428,697 million compared to ¥368,665 million during the previous fiscal year due mainly to an increase in life insurance premiums in line with an increase in in-force policies, and an increase in investment income from assets under variable annuity and variable life insurance contracts in the life insurance business due to the market’s recovery.

Segment expenses increased compared to the previous fiscal year due to an increase in a provision of liability reserve in line with the aforementioned increase in in-force policies and an increase in investment income.

As a result of the foregoing, segment profits increased 2% to ¥74,527 million compared to ¥72,865 million during the previous fiscal year.

Segment assets decreased 4% to ¥3,174,505 million compared to the end of the previous fiscal year due primarily to sales of investment in securities as well as the surrender of variable annuity and variable life insurance contracts in the life insurance business, despite an increase in installment loans in the banking business.

Asset efficiency improved compared to the previous fiscal year due to the increase in life insurance premiums and financial revenues in addition to the decrease in assets by cancellation of variable annuity and variable life insurance contracts.

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥59,177	¥61,222	¥2,045	3
Life insurance premiums and related investment income	297,886	352,974	55,088	18
Services income, and other	11,602	14,501	2,899	25

Total Segment Revenues	368,665	428,697	60,032	16

Interest expense	4,041	4,026	(15)	(0)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	10,109	11,245	1,136	11
Other	281,663	338,906	57,243	20

Total Segment Expenses	295,813	354,177	58,364	20

Segment Operating Income	72,852	74,520	1,668	2

Equity in Net income (Loss) of Affiliates, and others	13	7	(6)	(46)

Segment Profits	¥72,865	¥74,527	¥1,662	2

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥518	¥208	¥(310)	(60)
Installment loans	1,718,655	1,852,761	134,106	8
Investment in operating leases	46,243	44,319	(1,924)	(4)
Investment in securities	1,509,180	1,260,291	(248,889)	(16)
Investment in affiliates	810	702	(108)	(13)
Goodwill and other intangible assets acquired in business combinations	16,225	16,224	(1)	(0)

Total Segment Assets	¥3,291,631	¥3,174,505	¥(117,126)	(4)

Overseas Business Segment

This segment consists of leasing, loan, bond investment, asset management and aircraft- and ship-related operations.

In the Americas, we aim to expand our business areas by engaging in fee business such as equity investment, fund management in addition to corporate finance and investment in bonds. In our aircraft-related operations, we are focusing on the profit opportunities within operating lease, sales of used aircraft to domestic and overseas investors, asset management services for the aircrafts owned by others, backed by the growing demand of passengers and aircrafts. We will also aim to promote the expansion of functionality and diversification in our overseas group companies.

Based on the aforementioned strategy, segment revenues increased 4% to ¥477,420 million compared to ¥458,912 million during the previous fiscal year due to increases in services income in the asset management business, operating leases revenues in our aircraft-related operations including gains on sales of aircraft and finance revenues in the Americas, despite a decrease in sales of goods resulting from the sale of a subsidiary during the previous fiscal year.

Segment expenses decreased compared to the previous fiscal year due primarily to a decrease in costs of goods sold resulting from the aforementioned sale of a subsidiary.

As a result of the foregoing and due to decreases in equity in net income of affiliates and gains on sales of subsidiaries and affiliates and liquidation losses, net, segment profits decreased 5% to ¥106,602 million compared to ¥112,312 million in the previous fiscal year.

Segment assets increased 6% to ¥2,594,728 million compared to the end of the previous fiscal year due to increases in investment in operating leases in our aircraft-related operations, installment loans in the Americas and Asia, and the recognition of goodwill and other intangible assets in line with the acquisition of a new subsidiary, despite a decrease in investment in securities.

Asset efficiency decreased compared to the previous fiscal year due to the loss on sales of affiliates and impairment loss in investee. Furthermore, we have expanded our fee businesses through the acquisition of mortgage servicing company in the Americas. We have also made several investments in infrastructure related businesses in Americas as well as fintech companies in China.

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥81,251	¥96,368	¥15,117	19
Gains on investment securities and dividends	13,334	17,513	4,179	31
Operating leases	88,474	111,367	22,893	26
Services income	216,720	238,615	21,895	10
Sales of goods and real estate, and other	59,133	13,557	(45,576)	(77)

Total Segment Revenues	458,912	477,420	18,508	4

Interest expense	36,535	49,477	12,942	35
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	18,215	8,149	(10,066)	(55)
Other	332,024	323,141	(8,883)	(3)

Total Segment Expenses	386,774	380,767	(6,007)	(2)

Segment Operating Income	72,138	96,653	24,515	34

Equity in Net income (Loss) of Affiliates, and others	40,174	9,949	(30,225)	(75)

Segment Profits	¥112,312	¥106,602	¥(5,710)	(5)

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥357,732	¥368,721	¥10,989	3
Installment loans	457,393	520,137	62,744	14
Investment in operating leases	420,207	490,953	70,746	17
Investment in securities	465,899	413,977	(51,922)	(11)
Property under facility operations and servicing assets	29,705	43,995	14,290	48
Inventories	1,811	5,923	4,112	227
Advances for investment in operating leases	9,024	9,487	463	5
Investment in affiliates	332,154	314,569	(17,585)	(5)
Advances for property under facility operations	39	0	(39)	0
Goodwill and other intangible assets acquired in business combinations	380,236	426,966	46,730	12

Total Segment Assets	¥2,454,200	¥2,594,728	¥140,528	6

Revenues, New Business Volumes and Investments

Finance revenues

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥200,584	¥214,104	¥13,520	7

Finance revenues increased 7% to ¥214,104 million for fiscal 2018 compared to fiscal 2017 primarily due to an increase in average balance of installment loans.

Direct financing leases

	As of and for the year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Direct financing leases:
New equipment acquisitions	¥512,740	¥472,070	¥(40,670)	(8)
Japan	312,788	264,953	(47,835)	(15)
Overseas	199,952	207,117	7,165	4
Investment in direct financing leases	1,204,024	1,194,888	(9,136)	(1)

New equipment acquisitions related to direct financing leases decreased 8% to ¥472,070 million compared to fiscal 2017. In Japan, new equipment acquisitions decreased 15% in fiscal 2018 compared to fiscal 2017 due to a decreasing trend. In overseas, new equipment acquisitions increased 4% in fiscal 2018 compared to fiscal 2017.

Investment in direct financing leases as of March 31, 2018 decreased 1% to ¥1,194,888 million compared to March 31, 2017 due to decreases in new equipment acquisitions described above.

As of March 31, 2018, no single lessee represented more than 1% of the balance of direct financing leases. As of March 31, 2018, 69% of our direct financing leases were to lessees in Japan, while 31% were to overseas lessees. Approximately 6% of our direct financing leases were to lessees in Hong Kong and Malaysia. No other overseas country represented more than 5% of our total portfolio of direct financing leases.

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Transportation equipment	¥496,335	¥489,687	¥(6,648)	(1)
Industrial equipment	244,606	240,646	(3,960)	(2)
Electronics	158,726	154,522	(4,204)	(3)
Information-related and office equipment	102,078	105,040	2,962	3
Commercial services equipment	54,389	53,065	(1,324)	(2)
Other	147,890	151,928	4,038	3

Total	¥1,204,024	¥1,194,888	¥(9,136)	(1)

For further information, see Note 5 of “Item 18. Financial Statements.”

Installment loans

	As of and for the year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,309,488	¥1,397,467	¥87,979	7
Japan	972,361	945,436	(26,925)	(3)
Overseas	337,127	452,031	114,904	34
Installment loans	2,815,706	2,823,769	8,063	0

Note:	The balance of installment loans related to our life insurance operations is included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New loans added increased 7% to ¥1,397,467 million compared to fiscal 2017. In Japan, new loans added have shown a downward trend, and decreased 3% to ¥945,436 million in fiscal 2018 compared to fiscal 2017. In overseas, new loans added increased 34% to ¥452,031 million compared to fiscal 2017 due to increased lending activity in the Americas and Asia.

The balance of installment loans as of March 31, 2018 remained flat at ¥2,823,769 million compared to March 31, 2017, primarily due to a decrease in loans for entertainment companies which are included in commercial, industrial and other companies, offsetting an increase of housing loans.

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥1,261,571	¥1,375,380	¥113,809	9
Card loans	270,007	264,323	(5,684)	(2)
Other	28,668	34,333	5,665	20

Subtotal	1,560,246	1,674,036	113,790	7

Corporate borrowers in Japan
Real estate companies	270,965	278,076	7,111	3
Non-recourse loans	12,758	18,318	5,560	44
Commercial, industrial and other companies	340,050	301,083	(38,967)	(11)

Subtotal	623,773	597,477	(26,296)	(4)

Overseas
Non-recourse loans	75,968	54,987	(20,981)	(28)
Commercial, industrial companies and other	530,924	478,336	(52,588)	(10)

Subtotal	606,892	533,323	(73,569)	(12)

Purchased loans*	24,795	18,933	(5,862)	(24)

Total	¥2,815,706	¥2,823,769	¥8,063	0

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

As of March 31, 2018, ¥7,554 million, or 0.3%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.

As of March 31, 2018, ¥345,977 million, or 12%, of the balance of installment loans were to real estate companies in Japan and overseas. Among these amounts, ¥2,547 million, or 0.1% were loans individually evaluated for impairment. We recognized an allowance of ¥543 million on these impaired loans. As of March 31, 2018, we had installment loans outstanding in the amount of ¥83,314 million, or 3% of the balance of installment loans, to companies in the entertainment industry. Among these amounts, ¥1,588 million, or 0.1% were loans individually evaluated for impairment. We recognized an allowance of ¥576 million on these impaired loans.

The balance of installment loans to consumer borrowers in Japan as of March 31, 2018 increased 7% to ¥1,674,036 million compared to the balance as of March 31, 2017, primarily due to an increase in the balance of housing loans. The balance of installment loans to corporate borrowers in Japan as of March 31, 2018 decreased 4%, to ¥597,477 million, compared to the balance as of March 31, 2017, primarily due to a decrease in loans for entertainment companies which are included in commercial, industrial and other companies. The balance of installment loans overseas, as of March 31, 2018 decreased 12%, to ¥533,323 million, compared to the balance as of March 31, 2017, primarily due to sales of loans in the Americas.

For further information, see Note 7 of “Item 18. Financial Statements.”

Asset quality

Direct financing leases

	As of March 31,
	2017	2018
	(Millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥11,600	¥12,084
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	0.96%	1.01%
Provision as a percentage of average balance of investment in direct financing leases*	0.12%	0.19%
Allowance for direct financing leases	¥10,537	¥10,089
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	0.88%	0.84%
The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases	0.34%	0.22%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due direct financing leases increased ¥484 million to ¥12,084 million as of March 31, 2018 compared to March 31, 2017. As a result, the ratio of 90+ days past-due direct financing leases increased 0.05% from March 31, 2017 to 1.01%.

We believe that the ratio of allowance for doubtful receivables to the balance of investment in direct financing leases provides a reasonable indication that our allowance for doubtful receivables was appropriate as of March 31, 2018 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•	all lease contracts are secured by collateral consisting of the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the collateral.

Loans not individually evaluated for impairment

	As of March 31,
	2017	2018
	(Millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥9,722	¥12,748
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.35%	0.46%
Provision as a percentage of average balance of installment loans not individually evaluated for impairment*	0.78%	0.48%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥28,622	¥30,239
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.04%	1.09%
The ratio of charge-offs as a percentage of the average balance of loans not individually evaluated for impairment	0.54%	0.36%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated and evaluated as a homogeneous group for impairment due to their individual significancy increased ¥3,026 million to ¥12,748 million as of March 31, 2018 compared to March 31, 2017.

	As of March 31,
	2017	2018
	(Millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥1,685	¥2,077
Card loans	1,346	1,785
Other	6,160	8,464

Subtotal	9,191	12,326

Overseas
Housing loans	531	422

Total	¥9,722	¥12,748

We recognize allowance for housing loans, card loans and other loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate. We determine the allowance for our other items on the basis of past loss experience, general economic conditions and the current portfolio composition.

Loans individually evaluated for impairment

	As of March 31,
	2017	2018
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥59,025	¥47,142
Impaired loans requiring an allowance	52,501	39,329
Allowance for loans individually evaluated for impairment*	20,068	14,344

*	The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥879 million in fiscal 2017 and ¥1,498 million in fiscal 2018, and charge-off of impaired loans was ¥3,508 million in fiscal 2017 and ¥6,785 million in fiscal 2018. New provision for probable loan losses increased ¥619 million compared to fiscal 2017. Charge-off of impaired loans increased ¥3,277 million compared to fiscal 2017.

The table below sets forth the outstanding balance of impaired loans by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment.

	As of March 31,
	2017	2018
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan
Housing loans	¥4,243	¥3,544
Card loans	4,102	4,060
Other	7,903	11,082

Subtotal	16,248	18,686

Corporate borrowers in Japan
Real estate companies	7,212	1,598
Non-recourse loans	203	254
Commercial, industrial and other companies	11,467	9,174

Subtotal	18,882	11,026

Overseas
Non-recourse loans	5,829	3,491
Commercial, industrial companies and other	10,623	8,838

Subtotal	16,452	12,329

Purchased loans	7,443	5,101

Total	¥59,025	¥47,142

For further information, see Note 8 of “Item 18. Financial Statements.”

Provision for doubtful receivables and probable loan losses

We recognize provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥60,071	¥59,227	¥(844)	(1)
Direct financing leases	13,380	10,537	(2,843)	(21)
Loans not individually evaluated for impairment	24,158	28,622	4,464	18
Loans individually evaluated for impairment	22,533	20,068	(2,465)	(11)
Provision (Reversal)	22,667	17,265	(5,402)	(24)
Direct financing leases	1,372	2,241	869	63
Loans not individually evaluated for impairment	20,416	13,526	(6,890)	(34)
Loans individually evaluated for impairment	879	1,498	619	70
Charge-offs (net)	(21,822)	(19,465)	2,357	(11)
Direct financing leases	(4,056)	(2,701)	1,355	(33)
Loans not individually evaluated for impairment	(14,258)	(9,979)	4,279	(30)
Loans individually evaluated for impairment	(3,508)	(6,785)	(3,277)	93
Other *	(1,689)	(2,355)	(666)	39
Direct financing leases	(159)	12	171	—
Loans not individually evaluated for impairment	(1,694)	(1,930)	(236)	14
Loans individually evaluated for impairment	164	(437)	(601)	—
Ending balance	59,227	54,672	(4,555)	(8)
Direct financing leases	10,537	10,089	(448)	(4)
Loans not individually evaluated for impairment	28,622	30,239	1,617	6
Loans individually evaluated for impairment	20,068	14,344	(5,724)	(29)

*	Other mainly includes foreign currency translation adjustments and others.

For further information, see Note 8 of “Item 18. Financial Statements.”

Investment in Securities

	As of and for the year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥489,357	¥439,383	¥(49,974)	(10)
Japan	354,120	300,406	(53,714)	(15)
Overseas	135,237	138,977	3,740	3
Investment in securities	2,026,512	1,729,455	(297,057)	(15)

Note:	The balance of investment in securities related to our life insurance operations are included in investment in securities in our consolidated balance sheets; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New securities added decreased 10% to ¥439,383 million in fiscal 2018 compared to fiscal 2017. New securities added in Japan decreased 15% in fiscal 2018 compared to fiscal 2017 primarily due to a decrease in investments in corporate debt securities. New securities added overseas increased 3% in fiscal 2018 compared to fiscal 2017.

The balance of our investment in securities as of March 31, 2018 decreased 15% to ¥1,729,455 million compared to March 31, 2017.

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥569,074	¥422,053	¥(147,021)	(26)
Available-for-sale securities	1,165,417	1,015,477	(149,940)	(13)
Held-to-maturity securities	114,400	113,891	(509)	(0)
Other securities	177,621	178,034	413	0

Total	¥2,026,512	¥1,729,455	¥(297,057)	(15)

Investments in trading securities as of March 31, 2018 decreased 26% compared to March 31, 2017 primarily due to a decrease in the assets under management of variable annuity and variable life insurance contracts. Investments in available-for-sale securities as of March 31, 2018 decreased 13% compared to March 31, 2017 primarily due to sale of government bond securities and marketable equity securities. Held-to-maturity securities mainly consist of our life insurance business’s investment in Japanese government bonds. Other securities consist mainly of non-marketable equity securities and preferred equity securities carried at cost, and investment funds carried at an amount that reflects equity income and loss based on the investor’s share.

For further information, see Note 9 of “Item 18. Financial Statements.”

Gains on investment securities and dividends

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities	¥27,233	¥39,139	¥11,906	44
Dividends income, other	3,095	4,163	1,068	35

Total	¥30,328	¥43,302	¥12,974	43

Note:	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.

Gains on investment securities and dividends increased 43% to ¥43,302 million in fiscal 2018 compared to fiscal 2017 due to increases in net gains on investment securities and dividends income. Net gains on investment securities increased 44% to ¥39,139 million in fiscal 2018 compared to fiscal 2017 mainly due to an increase in gains on sales of securities. Dividends income, other increased 35% to ¥4,163 million in fiscal 2018 compared to fiscal 2017.

As of March 31, 2018, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥29,220 million, compared to ¥51,905 million as of March 31, 2017. As of March 31, 2018, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥15,856 million, compared to ¥6,244 million as of March 31, 2017.

For further information, see Note 22 of “Item 18. Financial Statements.”

Operating leases

	As of and for the year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥398,655	¥379,665	¥(18,990)	(5)
Costs of operating leases	243,537	252,327	8,790	4
New equipment acquisitions	401,913	495,609	93,696	23
Japan	207,759	215,832	8,073	4
Overseas	194,154	279,777	85,623	44
Investment in operating leases	1,313,164	1,344,926	31,762	2

Revenues from operating leases in fiscal 2018 decreased 5% to ¥379,665 million compared to fiscal 2017 primarily due to decreases in gains on sales of automobiles in the automobile leasing business and sales of rental property, partially offset by an increase in gains on sales of aircraft in aircraft-related operations. In fiscal 2017 and 2018, gains from the disposition of operating lease assets were ¥69,265 million and ¥35,291 million, respectively.

Costs of operating leases increased 4% to ¥252,327 million in fiscal 2018 compared to fiscal 2017 primarily due to an increase in depreciation expenses resulting from a year on year increase in the average balance of investment in the automobile leasing business, despite a decrease in costs from rental property.

New equipment acquisitions related to operating leases increased 23% to ¥495,609 million in fiscal 2018 compared to fiscal 2017 primarily due to an increase in purchases of aircraft overseas.

Investment in operating leases as of March 31, 2018 increased 2% to ¥1,344,926 million compared to March 31, 2017.

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥788,676	¥864,008	¥75,332	10
Measuring and information-related equipment	86,682	89,326	2,644	3
Real estate	404,427	348,867	(55,560)	(14)
Other	10,158	12,210	2,052	20
Accrued rental receivables	23,221	30,515	7,294	31

Total	¥1,313,164	¥1,344,926	¥31,762	2

Investment in transportation equipment operating leases as of March 31, 2018 increased 10% to ¥864,008 million compared to March 31, 2017 primarily due to an increase in new equipment acquisitions in the automobile leasing business. Investment in real estate operating leases as of March 31, 2018 decreased 14% to ¥348,867 million compared to March 31, 2017, primarily due to sales of real estate in Japan.

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

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥247,427	¥299,320	¥51,893	21
Life insurance-related investment income	48,513	52,270	3,757	8

Total	¥295,940	¥351,590	¥55,650	19

Life insurance costs	¥200,158	¥255,070	¥54,912	27

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income (loss):
Net income on investment securities	¥57,715	¥58,921	¥1,206	2
Losses recognized in income on derivative	(10,568)	(7,332)	3,236	(31)
Interest on loans, income on real estate under operating leases, and others	1,366	681	(685)	(50)

Total	¥48,513	¥52,270	¥3,757	8

Life insurance premiums and related investment income increased 19% to ¥351,590 million in fiscal 2018 compared to fiscal 2017.

Life insurance premiums increased 21% to ¥299,320 million in fiscal 2018 compared to fiscal 2017 due to an increase in the number of policies in force.

Life insurance-related investment income increased 8% to ¥52,270 million in fiscal 2018 compared to fiscal 2017. Net income on investment securities increased due primarily to gains on sales of government bonds and a significant increase in investment income from variable annuity and variable life insurance contracts, caused by the significant market improvement in fiscal 2018. Losses from derivative contracts held to economically hedge the minimum guarantee risk relating to these variable annuity and variable life insurance contracts decreased. On the other hand, interest on loans, income on real estate under operating leases, and others decreased.

Life insurance costs increased 27% to ¥255,070 million in fiscal 2018 compared to fiscal 2017 due to an increase in the number of policies in force and a provision of liability reserve in line with the aforementioned increase in investment income from variable annuity and variable life insurance contracts.

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investments by life insurance operations:
Trading securities	¥547,850	¥403,797	¥(144,053)	(26)
Available-for-sale debt securities	567,741	470,634	(97,107)	(17)
Available-for-sale equity securities	13,341	8,916	(4,425)	(33)
Held-to-maturity securities	114,400	113,891	(509)	(0)
Other securities	438	1,617	1,179	269

Total investment in securities	1,243,770	998,855	(244,915)	(20)

Installment loans, real estate under operating leases and other investments	58,215	52,080	(6,135)	(11)

Total	¥1,301,985	¥1,050,935	¥(251,050)	(19)

Investment in securities as of March 31, 2018 decreased 20% to ¥998,855 million compared to March 31, 2017 due to a decrease in trading securities as a result of surrender of variable annuity and variable life insurance contracts, and available-for-sale debt securities decreased due to sales of national government bonds.

For further information, see Note 23 of “Item 18. Financial Statements.”

Sales of goods and real estate, Inventories

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Sales of goods and real estate, Inventories:
Sales of goods and real estate	¥1,015,249	¥1,079,052	¥63,803	6
Costs of goods and real estate sold	928,794	1,003,509	74,715	8
New real estate added	93,905	83,120	(10,785)	(11)
Inventories	117,863	111,001	(6,862)	(6)

Sales of goods and real estate increased 6% to ¥1,079,052 million compared to fiscal 2017 mainly due to an increase in gains on sales of goods.

Costs of goods and real estate sold increased 8% to ¥1,003,509 million compared to fiscal 2017 mainly due to an increase in expenses in costs of goods. We recorded ¥916 million and ¥936 million of write-downs for fiscal 2017 and 2018, respectively. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.

New real estate added decreased 11% to ¥83,120 million in fiscal 2018 compared to fiscal 2017.

Inventories as of March 31, 2018 decreased 6% to ¥111,001 million compared to March 31, 2017.

For further information, see Note 24 of “Item 18. Financial Statements.”

Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations
Services income	¥737,903	¥795,058	¥57,155	8
Services expense	451,277	482,796	31,519	7
New assets added	68,571	82,206	13,635	20
Japan	61,275	76,206	14,931	24
Overseas	7,296	6,000	(1,296)	(18)
Property under Facility Operations	398,936	434,786	35,850	9

Services income increased 8% to ¥795,058 million in fiscal 2018 compared to fiscal 2017 primarily due to service expansion in the asset management business and the environment and energy business.

Services expense increased 7% to ¥482,796 million in fiscal 2018 compared to fiscal 2017 mainly resulted from the recognition of expenses from the environment and energy business.

New assets added for property under facility operations increased 20% to ¥82,206 million in fiscal 2018 compared to fiscal 2017 due to investment in electric power facilities and completion of property under facility operations.

Property under facility operations as of March 31, 2018 increased 9% to ¥434,786 million compared to March 31, 2017 primarily due to investment in electric power facilities.

For further information, see Note 25 of “Item 18. Financial Statements.”

Expenses

Interest expense

Interest expense increased 5 % to ¥76,815 million in fiscal 2018 compared to ¥72,910 million in fiscal 2017. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2018 increased 2 % to ¥5,890,720 million compared to ¥5,753,059 million as of March 31, 2017.

The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, decreased to 0.4 % in fiscal 2018, from 0.5 % in fiscal 2017. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, remained flat in fiscal 2018 at 2.8% compared to 2.8% in fiscal 2017. For more information regarding our interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our outstanding debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”

Other (income) and expense, net

Other (income) and expense, net included a net income of ¥4,396 million during fiscal 2017 and a net expense of ¥429 million during fiscal 2018. Foreign currency transaction losses (gains) included in other (income) and expense, net included gains of ¥2,764 million in fiscal 2018 compared to losses of ¥1,850 million in fiscal 2017. We recognized impairment losses on goodwill and other intangible assets included in other (income) and expense, net in the amount of ¥194 million in fiscal 2018 compared to ¥3,196 million of impairment losses on goodwill and other intangible assets during fiscal 2017. For further information on our goodwill and other intangible assets, see Note 13 of “Item 18. Financial Statements.”

Selling, general and administrative expenses

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥236,818	¥241,508	¥4,690	2
Selling expenses	76,729	82,850	6,121	8
Administrative expenses	99,819	102,105	2,286	2
Depreciation of office facilities	5,380	5,131	(249)	(5)

Total	¥418,746	¥431,594	¥12,848	3

Employee salaries and other personnel expenses accounted for 56% of selling, general and administrative expenses in fiscal 2018, and the remaining portion consists of other expenses, such as rent for office space, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2018 increased 3% year on year.

Write-downs of long-lived assets

As a result of impairment reviews we performed in fiscal 2018 for long-lived assets in Japan and overseas, such as golf courses, office buildings, commercial facilities other than office buildings, condominiums, hotels, and land undeveloped or under construction, write-downs of long-lived assets decreased 40% to ¥5,525 million in fiscal 2018 compared to ¥9,134 million in fiscal 2017. These write-downs, which are reflected as write-downs of long-lived assets, consisted of impairment losses of ¥190 million on two office buildings, ¥1,431 million on five commercial facilities other than office buildings, and ¥3,904 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-downs of other long-lived assets in fiscal 2018 include write-downs of ¥2,138 million of four hotels. For further information, see Note 26 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs of securities in fiscal 2018 were mainly for marketable equity securities and non-marketable equity securities. In fiscal 2018, write-downs of securities decreased 81% to ¥1,246 million in fiscal 2018 compared to ¥6,608 million in fiscal 2017. For further information, see Note 9 of “Item 18. Financial Statements.”

Equity in net income of affiliates

Equity in net income of affiliates increased in fiscal 2018 to ¥50,103 million compared to ¥26,520 million in fiscal 2017 primarily due to the recognition of significant gains on sales of investments in real estate joint ventures. For further information, see Note 12 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation losses, net

Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased to ¥49,203 million in fiscal 2018 compared to ¥63,419 million in fiscal 2017, due to the favorable profit from sales in the Americas and Japan in fiscal 2017. For further information, see Note 3 of “Item 18. Financial Statements.”

Bargain Purchase Gain

There was no bargain purchase gain recognized in fiscal 2018 compared to a bargain purchase gain of ¥5,802 million associated with one of the acquisitions in fiscal 2017. For further information, see Note 3 of “Item 18. Financial Statements.”

Provision for income taxes

Provision for income taxes decreased to ¥113,912 million in fiscal 2018 compared to ¥144,039 million in fiscal 2017 primarily due to decreases in the deferred tax assets and liabilities in line with the Tax Cuts and Jobs Act in the United States. For further information, see Note 16 of “Item 18. Financial Statements.”

Net income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net income attributable to the noncontrolling interests in fiscal 2018 was ¥8,002 million, compared to ¥7,255 million in fiscal 2017.

Net income attributable to the redeemable noncontrolling interests

Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. Net income attributable to the redeemable noncontrolling interests in fiscal 2018 was ¥452 million, compared to ¥432 million in fiscal 2017. For further information, see Note 18 of “Item 18. Financial Statements.”

YEAR ENDED MARCH 31, 2017 COMPARED TO YEAR ENDED MARCH 31, 2016

Performance Summary

Financial Results

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except ratios, per Share data and percentages)
Total revenues	¥2,369,202	¥2,678,659	¥309,457	13
Total expenses	2,081,461	2,349,435	267,974	13
Income before Income Taxes	391,302	424,965	33,663	9
Net Income Attributable to ORIX Corporation Shareholders	260,169	273,239	13,070	5
Earnings per Share (Basic)	198.73	208.88	10.15	5
(Diluted)	198.52	208.68	10.16	5
ROE*[1]	11.7	11.3	(0.4)	—
ROA*[2,3]	2.32	2.46	0.14	—

*[1]	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
*[2]	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.
*[3]	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) in fiscal 2017.

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

Balance Sheet data

	As of March 31,				Change
	2016		2017		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets*[1]	¥10,992,918		¥11,231,895		¥238,977		2
(Segment assets)	8,972,449		8,956,872		(15,577)		(0)
Total Liabilities	8,512,632		8,577,722		65,090		1
(Long- and Short-term debt)*[1]	4,286,542		4,138,451		(148,091)		(3)
(Deposits)	1,398,472		1,614,608		216,136		15
ORIX Corporation Shareholders’ Equity	2,310,431		2,507,698		197,267		9
ORIX Corporation Shareholders’ Equity per share	1,764.34		1,925.17		160.83		9
ORIX Corporation Shareholders’ Equity ratio*[2]	21.0%		22.3%		1.3%		—
D/E ratio (Debt-to-equity ratio) (Long- and Short-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)*[1]	1.9	x	1.7	x	(0.2	)x	—

*[1]	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) on April 1, 2016.
*[2]	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.

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

For a description of the business activities of our segments, see “Item 4. Information on the Company—Business Segments.” See Note 33 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

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

Segment revenues decreased 4% to ¥102,979 million during fiscal 2017 compared to ¥107,150 million during fiscal 2016 due to a decrease in finance revenues in line with decreased average investment balance and a decrease in gains on sales of securities, despite an increase in services income resulting primarily from revenue generated by Yayoi, and from our stable fee business to domestic small-and medium-sized enterprise customers.

Segment expenses increased due primarily to an increase in selling, general and administrative expenses. As a result, segment profits decreased 10% to ¥38,032 million during fiscal 2017 compared to ¥42,418 million during fiscal 2016.

Segment assets decreased 2% to ¥1,032,152 million as of March 31, 2017 compared to March 31, 2016 due primarily to a decrease in installment loans.

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥34,215	¥30,153	¥(4,062)	(12)
Operating leases	25,461	25,626	165	1
Services income	35,744	40,595	4,851	14
Sales of goods and real estate, and other	11,730	6,605	(5,125)	(44)

Total Segment Revenues	107,150	102,979	(4,171)	(4)

Interest expense	7,214	6,032	(1,182)	(16)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(676)	(76)	600	—
Other	58,968	62,057	3,089	5

Total Segment Expenses	65,506	68,013	2,507	4

Segment Operating Income	41,644	34,966	(6,678)	(16)

Equity in Net income (Loss) of Affiliates, and others	774	3,066	2,292	296

Segment Profits	¥42,418	¥38,032	¥(4,386)	(10)

	As of March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥431,603	¥433,929	¥2,326	1
Installment loans	411,824	398,558	(13,266)	(3)
Investment in operating leases	28,695	30,114	1,419	5
Investment in securities	36,542	34,773	(1,769)	(5)
Property under facility operations	11,294	13,034	1,740	15
Inventories	53	51	(2)	(4)
Advances for investment in operating leases	1,737	80	(1,657)	(95)
Investment in affiliates	22,755	18,392	(4,363)	(19)
Advances for property under facility operations	304	139	(165)	(54)
Goodwill and other intangible assets acquired in business combinations	105,060	103,082	(1,978)	(2)

Total Segment Assets	¥1,049,867	¥1,032,152	¥(17,715)	(2)

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

Segment revenues decreased 13% to ¥458,912 million during fiscal 2017 compared to ¥526,008 million during fiscal 2016 due to decreases in services income resulting primarily from the deconsolidation of Houlihan Lokey in line with the partial divestment of its shares in fiscal 2016, and decreases in sales of goods due to a sale of a subsidiary during fiscal 2017, despite an increase in finance revenues from the Americas and in Asia.

Segment expenses decreased compared to fiscal 2016 due primarily to the deconsolidation of Houlihan Lokey.

As a result of the foregoing and due to the recognition of a gain on the partial divestment of Houlihan Lokey shares in fiscal 2016 and the impact from strong yen, despite gains on sales of subsidiaries and affiliates in the Americas, segment profits decreased 21% to ¥112,312 million during fiscal 2017 compared to ¥142,879 million during fiscal 2016.

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

New loans added increased 19% to ¥1,309,488 million compared to fiscal 2016. In Japan, new loans added increased 20% to ¥972,361 million in fiscal 2017 compared to fiscal 2016 due to an increase in housing loans, and overseas, new loans added increased 15% to ¥337,127 million compared to fiscal 2016 due to increased lending activity in the Americas and Asia.

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

As of March 31, 2017, ¥340,398 million, or 12%, of the balance of installment loans were to real estate companies in Japan and overseas. Among these amounts, ¥7,212 million, or 0.3% were loans individually evaluated for impairment. We recognized an allowance of ¥1,638 million on these impaired loans. As of March 31, 2017, we had installment loans outstanding in the amount of ¥95,926 million, or 3% of the balance of installment loans, to companies in the entertainment industry. Among these amounts, ¥1,736 million, or 0.1% were loans individually evaluated for impairment. We recognized an allowance of ¥637 million on these impaired loans.

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

For further information, see Note 7 of “Item 18. Financial Statements.”

Asset quality

Direct financing leases

	As of March 31,
	2016	2017
	(Millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥12,556	¥11,600
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	1.06%	0.96%
Provision as a percentage of average balance of investment in direct financing leases *	0.23%	0.12%
Allowance for direct financing leases	¥13,380	¥10,537
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	1.12%	0.88%
The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases	0.34%	0.34%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

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

We believe that the ratio of allowance for doubtful receivables to the balance of investment in direct financing leases provides a reasonable indication that our allowance for doubtful receivables was appropriate as of March 31, 2017 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•	all lease contracts are secured by collateral consisting of the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the collateral.

Loans not individually evaluated for impairment

	As of March 31,
	2016	2017
	(Millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥8,178	¥9,722
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.32%	0.35%
Provision as a percentage of average balance of installment loans not individually evaluated for impairment *	0.42%	0.78%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥24,158	¥28,622
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.96%	1.04%
The ratio of charge-offs as a percentage of the average balance of loans not individually evaluated for impairment	0.37%	0.54%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

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

Loans individually evaluated for impairment

	As of March 31,
	2016	2017
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥73,593	¥59,025
Impaired loans requiring an allowance	58,992	52,501
Allowance for loans individually evaluated for impairment *	22,533	20,068

*	The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

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

Investments in trading securities as of March 31, 2017 decreased 22% compared to March 31, 2016 primarily due to a decrease in the assets under management of variable annuity and variable life insurance contracts. Investments in available-for-sale securities as of March 31, 2017 decreased 14% compared to March 31, 2016. Held-to-maturity securities mainly consist of our life insurance business’s investment in Japanese government bonds. Other securities as of March 31, 2017 increased 14% compared to March 31, 2016 mainly due to an increase in investment funds.

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

Gains on investment securities and dividends decreased 15% to ¥30,328 million in fiscal 2017 compared to fiscal 2016 mainly due to a decrease in net gains on investment securities. Net gains on investment securities decreased 13% to ¥27,233 million in fiscal 2017 compared to fiscal 2016 mainly due to a decrease in gains on sales of securities. Dividends income, other decreased 33% to ¥3,095 million in fiscal 2017 compared to fiscal 2016.

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

Investment in operating leases as of March 31, 2017 decreased 3% to ¥1,313,164 million compared to March 31, 2016.

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

Investment in transportation equipment operating leases as of March 31, 2017 increased 4% to ¥788,676 million compared to March 31, 2016 primarily due to an increase in new equipment acquisitions in the auto-business. Investment in real estate operating leases as of March 31, 2017 decreased 14% to ¥404,427 million compared to March 31, 2016, primarily due to sales of real estate in Japan.

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

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥209,120	¥247,427	¥38,307	18
Life insurance-related investment income (loss)	(19,699)	48,513	68,212	—

Total	¥189,421	¥295,940	¥106,519	56

Life insurance costs	¥121,282	¥200,158	¥78,876	65

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income (loss):
Net income (loss) on investment securities	¥(22,003)	¥57,715	¥79,718	—
Gains (losses) recognized in income on derivative	1,633	(10,568)	(12,201)	—
Interest on loans, income on real estate under operating leases, and others	671	1,366	695	104

Total	¥(19,699)	¥48,513	¥68,212	—

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

Investment in securities as of March 31, 2017 decreased 20% to ¥1,243,770 million compared to March 31, 2016 due to a decrease in trading securities as a result of surrender of variable annuity and variable life insurance contracts held by HLIKK, and available-for-sale debt securities decreased due to sales of JGBs.

For further information, see Note 23 of “Item 18. Financial Statements.”

Sales of goods and real estate, Inventories

	Year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Sales of goods and real estate, Inventories:
Sales of goods and real estate	¥834,010	¥1,015,249	¥181,239	22
Costs of goods and real estate sold	748,259	928,794	180,535	24
New real estate added	85,087	93,905	8,818	10
Inventories	139,950	117,863	(22,087)	(16)

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

New real estate added increased 10% to ¥93,905 million in fiscal 2017 compared to fiscal 2016.

Inventories as of March 31, 2017 decreased 16% to ¥117,863 million compared to March 31, 2016.

For further information, see Note 24 of “Item 18. Financial Statements.”

Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2016	2017	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations
Services income	¥735,186	¥737,903	¥2,717	0
Services expense	445,387	451,277	5,890	1
New assets added	79,413	68,571	(10,842)	(14)
Japan	78,845	61,275	(17,570)	(22)
Overseas	568	7,296	6,728	—
Property under Facility Operations	327,016	398,936	71,920	22

Services income remained flat at ¥737,903 million in fiscal 2017 compared to fiscal 2016 primarily solid contributions of the environment and energy business, in spite of sales of subsidiaries.

Services expense increased 1% to ¥451,277 million in fiscal 2017 compared to fiscal 2016 mainly resulting from the recognition of expenses from the environment and energy business.

New assets added for property under facility operations decreased 14% to ¥68,571 million in fiscal 2017 compared to fiscal 2016 despite investment in electric power facilities and completion of property under facility operations.

Property under facility operations as of March 31, 2017 increased 22% to ¥398,936 million compared to March 31, 2016 due to investment in electric power facilities and the newly acquired subsidiaries.

For further information, see Note 25 of “Item 18. Financial Statements.”

Expenses

Interest expense

Interest expense remained relatively flat in fiscal 2017 at ¥72,910 million compared to ¥72,821 million in fiscal 2016. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2017 increased 1 % to ¥5,753,059 million compared to ¥5,685,014 million as of March 31, 2016.

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

Other (income) and expense, net

Other (income) and expense, net included a net income of ¥3,729 million during fiscal 2016 and a net income of ¥4,396 million during fiscal 2017. Foreign currency transaction losses (gains) included in other (income) and expense, net included losses of ¥1,850 million in fiscal 2017 compared to gains of ¥27 million in fiscal 2016. We recognized impairment losses on goodwill and other intangible assets included in other (income) and expense, net in the amount of ¥3,196 million in fiscal 2017 compared to ¥325 million of impairment losses on goodwill and other intangible assets during fiscal 2016. For further information on our goodwill and other intangible assets, see Note 13 of “Item 18. Financial Statements.”

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

Equity in net income of affiliates

Equity in net income of affiliates decreased in fiscal 2017 to ¥26,520 million compared to ¥45,694 million in fiscal 2016 primarily due to less contributions from investment in affiliates in the Americas compared to fiscal 2016. For further information, see Note 12 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation losses, net

Gains on sales of subsidiaries and affiliates and liquidation losses, net increased to ¥63,419 million in fiscal 2017 compared to ¥57,867 million in fiscal 2016, due to the favorable profit from sales in the Americas in fiscal 2016 and 2017 and the favorable profit from sales in Japan in fiscal 2017. For further information, see Note 3 of “Item 18. Financial Statements.”

Bargain Purchase Gain

We recognized a bargain purchase gain of ¥5,802 million associated with one of the acquisitions in fiscal 2017 compared to no bargain purchase gain in fiscal 2016. For further information, see Note 3 of “Item 18. Financial Statements.”

Provision for income taxes

Provision for income taxes increased to ¥144,039 million in fiscal 2017 compared to ¥120,312 million in fiscal 2016 primarily due to higher income before income taxes and discontinued operations. For discussion of income taxes, see Note 16 of “Item 18. Financial Statements.”

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

LIQUIDITY AND CAPITAL RESOURCES

Funding Activities

We prioritize funding stability, maintaining adequate liquidity, and reducing capital costs. We formulate funding policies that are designed to be resilient to sudden deterioration in financial markets conditions, and then execute our funding activities in accordance with such policies and the actual circumstances of our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure based on projected cash flows, asset liquidity and our liquidity on hand. In implementation, we adjust our funding plan based on changes in the external funding environment and our funding needs in light of our business activities, and endeavor to maintain flexibility in our funding activities.

As part of our funding activities during fiscal 2018, we tried to reinforce our funding structure by diversifying our funding resources, promoting longer maturities, staggering redemption dates and maintaining sufficient liquidity. We also undertook various international funding activities, such as bond offerings outside Japan. We also enhanced our use of longer maturities, employed staggered interest and principal repayment dates and endeavored to reduce refinancing risk by leveling out annual redemption amounts both in borrowing from financial institutions and bonds. As of March 31, 2018, our total balance of cash and cash equivalents and unused committed credit facilities was ¥1,653,911 million. We maintain adequate levels of liquidity and monitor liquidity risk to minimize the effect a sudden market deterioration may have on us and to enable us to sustain our operations.

Our ratio of long-term debt to total debt (excluding deposits) reached 93% as of March 31, 2017 and 2018.

For more information regarding our liquidity risk management, see “Risk Management” under this Item 5.

Group Liquidity Management

ORIX is primarily responsible for accessing liquidity for ORIX Group and for managing the allocation of liquidity to subsidiaries. In managing our capital resources and controlling liquidity risk, we employ various measures, including a cash management system for supplying funds to, and receiving funds from, our major domestic subsidiaries, other than regulated subsidiaries like ORIX Bank and ORIX Life Insurance. Our overseas subsidiaries rely primarily on local funding sources such as borrowings from local financial institutions and issuing bonds in local capital markets, but they may also obtain loans from ORIX. We also support liquidity levels of overseas subsidiaries by establishing local commitment lines and maintaining a multi-currency commitment line available to ORIX and certain of its overseas subsidiaries.

ORIX Bank and ORIX Life Insurance are regulated by Japanese financial authorities. They are our main regulated subsidiaries in terms of liquidity controls, although several other subsidiaries also operate under liquidity control related regulations. Under such regulations, ORIX Bank and ORIX Life Insurance employ prescribed measures to monitor liquidity risk and maintain internal policies to manage their portfolios and capital resources on a standalone basis. Each of these subsidiaries met the relevant regulatory threshold relating to measures for monitoring its liquidity risk as of March 31, 2018.

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

Ratings

As of the date of this filing, Standard & Poor’s has assigned an “A-” as our counterparty credit rating, Fitch has assigned a “A-” as our long-term issuer rating, Moody’s has assigned a “A3” as our long-term issuer rating, and Rating and Investment Information, Inc. (R&I) has assigned an “A+” as our issuer rating.

Sources of Liquidity

Borrowings from Financial Institutions

ORIX Group borrows from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2018, the number of our lenders exceeded 200. We have promoted regular face-to-face communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. We procured financing through a subordinated syndicated loan (hybrid loan) which has similar characteristics to capital as of March 31, 2017. As of March 31, 2017 and 2018, short-term debt from Japanese and foreign financial institutions were ¥233,371 million and ¥251,860 million, respectively, while long-term debt from financial institutions were ¥2,724,856 million and ¥2,804,357 million, respectively.

Committed Credit Facilities

We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2017 and 2018 were ¥463,643 million and ¥466,164 million, respectively. Of these figures, the unused amount as of March 31, 2017 and 2018 were ¥393,968 million and ¥332,670 million, respectively. A part of the facilities is arranged to be drawn down in foreign currencies by ORIX and certain of our subsidiaries.

The decision to enter into a committed credit facility is made based on factors including our balance of cash and cash equivalents and repayment schedules of short-term debt such as CP.

Debt from the Capital Markets

Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of leases, loans receivables and other assets.

Bonds and MTNs

We regularly issue straight bonds and MTNs domestically and internationally to diversify our funding sources and maintain longer liability maturities. In fiscal 2018, we issued ¥72,000 million bonds in Japan. We also issued amounts equal to ¥237,140 million of bonds and MTNs outside Japan.

The total balance of straight bonds and MTNs issued as of March 31, 2017 and 2018 were ¥885,058 million and ¥940,089 million, respectively, of which straight bonds and MTNs amounting to ¥55,845 million and ¥71,524 million, respectively, were issued by foreign subsidiaries.

As of March 31, 2017 and 2018, the balance of straight bonds issued by ORIX for domestic institutional investors were ¥254,440 million and ¥204,517 million, respectively, while the balance of straight bonds issued by ORIX for individual investors were ¥379,166 million and ¥279,221 million, respectively. The balance of straight bonds and MTNs issued outside Japan were ¥193,744 million and ¥382,827 million as of March 31, 2017 and 2018, respectively.

We plan to continue to issue straight bonds and MTNs in a balanced manner to institutional and individual investors both inside and outside Japan in line with our strategy of maintaining longer maturities and diversified funding sources.

CP

We offer CP as a direct financing source, and have successfully obtained a diverse range of investors such as investment trusts, life insurance companies, casualty insurance companies and other financial institutions, as well as private corporations. We consider our liquidity levels and stagger the dates of issuance and maturity over time so as to avoid significant overlap. The balance of outstanding CP as of March 31, 2017 and 2018 were ¥50,096 million and ¥54,894 million, respectively.

Securitization

We securitize leases and loan receivables and other assets in Japan and securitize loan receivables outside Japan. We recognize liabilities consolidated with such investments as our liabilities when required under applicable accounting standards. The total amount of payables under securitized lease and loan receivables and other assets as of March 31, 2017 and 2018 were ¥245,070 million and ¥82,058 million, respectively.

Deposits

ORIX Bank and ORIX Asia Limited each accept deposits from customers. These deposits taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

The majority of deposits are attributable to ORIX Bank, which attracts both corporate and retail deposits, and which has seen sustained growth in deposits outstanding. Deposit balances of ORIX Bank as of March 31, 2017 and 2018 were ¥1,611,759 million and ¥1,747,485 million, respectively.

Short-term and long-term debt and deposits

Short-term Debt

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Short-term debt:
Borrowings from financial institutions	¥233,371	¥251,860	¥18,489	8
Commercial paper	50,096	54,894	4,798	10

Total short-term debt	¥283,467	¥306,754	¥23,287	8

Note:	There were no liabilities of consolidated VIEs as of March 31, 2017 and 2018, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries.

Short-term debt as of March 31, 2018 was ¥306,754 million, representing 7% of total debt (excluding deposits) as of March 31, 2018, while the ratio was 7% of total debt excluding deposits as of March 31, 2017. As of March 31, 2018, 82% of short-term debt was borrowings from financial institutions.

Long-term debt

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Long-term debt:
Borrowings from financial institutions	¥2,724,856	¥2,804,357	¥79,501	3
Bonds	688,488	756,865	68,377	10
Medium-term notes	196,570	183,224	(13,346)	(7)
Payable under securitized lease, loan receivables and investment in securities	245,070	82,058	(163,012)	(67)

Total long-term debt	¥3,854,984	¥3,826,504	¥(28,480)	(1)

Note:	The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. Such liabilities as of March 31, 2017 and 2018 were ¥438,473 million and ¥263,973 million, respectively.

Long-term debt as of March 31, 2018 was ¥3,826,504 million, representing 93% of total debt (excluding deposits) as of March 31, 2018, while the ratio was 93% of total debt excluding deposits as of March 31, 2017. Borrowings from financial institutions comprised 73% of the long-term debt as of March 31, 2018.

Approximately 48% of interest paid on long-term debt in fiscal 2018 was fixed rate interest, with the remainder being floating rate interest based mainly on TIBOR or LIBOR.

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

Deposits

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Deposits	¥1,614,608	¥1,757,462	¥142,854	9

Note:	VIEs did not have any deposits as of March 31, 2017 and 2018.

For further information with respect to deposits, see Note 15 of “Item 18. Financial Statements.”

CASH FLOWS

Our cash flows are primarily generated from the followings:

•	cash outflows and inflows which are generated primarily from costs of inventories, sales of inventories, services income and services expense classified as cash flows from operating activities;

•	cash outflows and inflows which are generated primarily from purchases of lease equipment, principal payments received under direct financing leases, execution of installment loans to customers and principal payments received under installment loans classified as cash flows from investing activities; and

•	cash outflows and inflows which are generated primarily from proceeds from short-term and long-term debt, repayment of short-term and long-term debt and deposits due to customers classified as cash flows from financing activities.

The use of cash is heavily dependent on the volume of operating assets for new business. As new business volumes for assets such as leases and loans increase, we require more cash to meet the needs, while a decrease in new business volumes results in a less use of cash and an increase in debt repayment.

For cash flow information regarding interest and income tax payments, see Note 4 of “Item 18. Financial Statements.”

Year Ended March 31, 2018 Compared to Year Ended March 31, 2017

Cash and cash equivalents increased by ¥281,371 million to ¥1,321,241 million compared to March 31, 2017.

Cash flows provided by operating activities were ¥546,624 million during fiscal 2018, down from ¥583,955 million during fiscal 2017. This change resulted primarily from an increase in payment of income taxes.

Cash flows used in investing activities were ¥411,578 million during fiscal 2018, up from ¥237,608 million during fiscal 2017. This change resulted primarily from increases in purchases of lease equipment and investment in affiliates.

Cash flows provided by financing activities were ¥143,582 million during fiscal 2018, compared to the outflow of ¥33,459 million during fiscal 2017. This change resulted primarily from an increase in proceeds from debt with maturities longer than three months and a decrease in repayment of debt with maturities longer than three months.

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

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2018, we had commitments for the purchase of equipment to be leased in the amount of ¥341 million. For information on commitments, guarantees and contingent liabilities, see Note 32 of “Item 18. Financial Statements.”

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

We expect to continue to utilize SPE structures for securitization of assets. For further information on our transfer of financial assets, see Note 10 of “Item 18. Financial Statements.”

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

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2018.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Commitments:
Guarantees	¥644,720	¥90,059	¥181,920	¥240,907	¥131,834
Committed credit lines and other	397,111	132,969	79,595	9,660	174,887

Total commercial commitments	¥1,041,831	¥223,028	¥261,515	¥250,567	¥306,721

One of our U.S. subsidiaries is authorized to underwrite, originate, fund and service multi-family and senior housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for this delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risks of the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥166,906 million as of March 31, 2018.

The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae, including among others, that: the mortgage meets Fannie Mae requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty has been breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae for any related losses incurred. The subsidiary had no such repurchase claims during fiscal 2018.

For a discussion of commitments, guarantee and contingent liabilities, see Note 32 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the maturities of contractual cash obligations as of March 31, 2018.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Contractual cash obligations:
Deposits	¥1,757,462	¥1,123,696	¥540,297	¥92,969	500
Long-term debt	3,826,504	652,061	1,006,176	949,572	1,218,695
Operating leases	67,671	7,939	13,035	12,174	34,523
Unconditional purchase obligations of lease equipment	341	87	229	25	—
Unconditional noncancelable contracts for computer systems	11,830	5,280	5,437	1,109	4
Interest rate swaps:
Notional amount (floating to fixed)	296,902	67,725	40,978	40,313	147,886
Notional amount (fixed to floating)	1,517	1,372	—	94	51

Total contractual cash obligations	¥5,962,227	¥1,858,160	¥1,606,152	¥1,096,256	¥1,401,659

Items excluded from the above table include short-term debt of ¥306,754 million, trade notes, accounts and other payable of ¥262,301 million and policy liabilities and policy account balances of ¥1,511,246 million as of March 31, 2018. For information on pension plans and derivatives, see Notes 17 and 28 of “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.

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

These Updates are effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2017. Early adoption is permitted only for the fiscal year beginning after December 15, 2016, and interim periods within the fiscal year. An entity should apply the amendments in these Updates using either a retrospective method or a cumulative-effect method. The entity may elect some optional practical expedients when applying these Updates. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying these Updates as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. The Company and its subsidiaries will adopt these Updates on April 1, 2018, using the cumulative-effect method, for only those contracts that are not completed at the date of initial adoption. These Updates require a number of new disclosures to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The scope of these Updates excludes lease contracts, financial instruments and other contractual rights and obligations within the scope of other ASC Topics including loans, investments in securities and derivatives and also excludes contracts within the scope of ASC Topic 944 (“Financial Services – Insurance”). Based on the Company and its subsidiaries’ assessment and estimates, the impact of the application of these Updates will result in a change in the timing of revenue recognition and accounting policy for performance fees received from customers regarding asset management business. Currently, certain subsidiaries recognize such fees when earned based on the performance of the asset under management, while other subsidiaries recognize the fees on accrual basis over the period in which services are performed. New guidance requires recognizing such fees as revenue to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Additionally, there will be changes in the timing of revenue recognition and accounting policy for the certain project-based orders in real estate business for which the Company and its subsidiaries currently apply the percentage-of-completion or completed contract method. Under the new guidance, there are specific criteria to determine if a performance obligation should be satisfied over time or at a point in time. In some cases, the revenue recognition timing will change from current practice based on applying the specific criteria under the new guidance. Further, the Company and its subsidiaries will expand its disclosures regarding these revenue streams, to discuss contract balances, performance obligations, significant judgments made, and contract costs. The adoption of these Updates will not have material effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) was issued. This Update revises accounting related to the classification and measurement of equity investments. This Update also revises the presentation of certain fair value changes for financial liabilities measured at fair value. Additionally, this Update amends certain disclosure requirements associated with the fair value of financial instruments. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application to financial statements of fiscal years or interim periods that have not yet been issued is permitted as of the beginning of the fiscal year of adoption. The amendments in this Update should be applied by means of cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. And the amendments relate to equity investments without readily determinable fair value are to be applied prospectively. The Company and its subsidiaries will adopt this Update on April 1, 2018. The impact of adopting this Update will result in recognizing unrealized changes in fair value of equity investments through earnings rather than other comprehensive income. Equity investments currently accounted for under the cost method of accounting will be accounted for either at fair value with changes in fair value recognized in earnings or using alternative method that requires carrying value to be adjusted by using subsequent observable transactions. The effect of the adoption of this Update on the Company and its subsidiaries’ financial position at the adoption date will be a decrease of ¥2,899 million in accumulated other comprehensive income and an increase of ¥2,899 million in retained earnings in the consolidated balance sheets.

In February 2016, Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) was issued. This Update requires a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some important changes. This Update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. The Company and its subsidiaries will adopt this Update on April 1, 2019. Based on the Company and its subsidiaries’ initial assessment and best estimates to date, the impact of the application of the Update will likely result in gross up of right -of-use assets and corresponding lease liabilities principally for operating leases where it is the lessee, such as ground leases and office and equipment leases. Other than the impact that have been currently identified, the Company and its subsidiaries continue to evaluate the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In June 2016, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This Update significantly changes how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of this Update. This Update also makes targeted amendments to the current impairment model for available-for-sale debt securities. This Update is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in this Update should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company and its subsidiaries will adopt this Update on April 1, 2020. The Company and its subsidiaries continue to evaluate the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In August 2016, Accounting Standards Update 2016-15 (“Classification of Certain Cash Receipts and Cash Payments”—ASC 230 (“Statement of Cash Flows”)) was issued. This Update amends ASC 230 to add or clarify guidance on the classification of certain cash receipts and cash payments in the statement of cash flows. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. This Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company and its subsidiaries will adopt this Update on April 1, 2018. Generally, the effect of adopting this Update on the Company and its subsidiaries’ statement of cash flows will depend on future transactions.

In October 2016, Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) was issued. This Update eliminates the exception to defer the income tax consequences of intra-entity transfers of assets other than inventory until the assets are ultimately sold to an outside party and requires the recognition of the current and deferred tax consequences when those transfers occur. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. This Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company and its subsidiaries will adopt this Update on April 1, 2018. The effect of the adoption of this Update on the Company and its subsidiaries’ financial position at the adoption date will be an increase of ¥3,772 million in retained earnings in the consolidated balance sheets.

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

In January 2017, Accounting Standards Update 2017-04 (“Simplifying the Test for Goodwill Impairment”—ASC 350 (“Intangible—Goodwill and Other”)) was issued. This Update eliminates Step 2 from the current goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This Update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. This Update is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates on or after January 1, 2017. The Company and its subsidiaries will adopt this Update on April 1, 2020. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operation or financial position will depend on the outcomes of future goodwill impairment tests.

In August 2017, Accounting Standards Update 2017-12 (“Targeted Improvements to Accounting for Hedging Activities”—ASC 815 (“Derivatives and Hedging”)) was issued. This Update changes the recognition and presentation requirements of hedge accounting including eliminating the requirement to separately measure and report hedge ineffectiveness and presenting all items that affect earnings in the same income statement line as the hedged item. This Update is effective for fiscal years beginning after December 15, 2018, and interim period within those fiscal years. Early adoption is permitted, including in an interim period. For cash flow hedges and net investment hedges existing at the date of adoption, an entity should apply a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings as of the beginning of fiscal year that an entity adopts the amendment in this Update. The amended presentation and disclosure guidance is required only prospectively. At present, the Company and its subsidiaries will adopt this Update on April 1, 2019. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

RISK MANAGEMENT

Group-Wide Risk Management System

Risk Management System

ORIX Group monitors and manages the risks relating to Group businesses through its risk management system. In addition to the credit department, which primarily monitors risks related to individual transactions, each business unit has designated staff responsible for managing risks at the business unit level. The results are reported to the Investment and Credit Committee at meetings held three times a month, to the Group Executive Officer Committee at meetings generally held once every two months and to the board of directors at meetings held on a regular basis for evaluation, and the relevant executive officers take measures deemed appropriate to address identified risks.

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

Management of Principal Risks

We recognize that credit risk, business risk, market risk, liquidity risk (risk relating to funding), compliance risk, legal risk information asset risk and operational risk are the principal risks we face, and we manage each of these risks according to its characteristics.

Credit Risk Management

We define credit risk as uncertainty regarding future recovery of investments caused by fluctuations in cash flow from debtors and investees.

To analyze credit risk, we evaluate the adequacy of collateral and guarantees, the securitization of receivables and the diversification of debtors and their business types. A typical practice is to conduct a comprehensive customer credit evaluation based on the customer’s financial position, cash flow, underlying security interests, profitability and other factors of individual credit transactions. Moreover, an analysis of our portfolio and measures to establish appropriate credit limits allow us to control exposure to potentially higher risk markets.

We recognize that certain assets that require extra monitoring, including credit extended to debtors who have petitioned for bankruptcy, civil rehabilitation or other insolvency proceedings, or whose bank transactions have been suspended, bills have been dishonored, or debts have not been collected for three months or more. The relevant business units, in cooperation with the credit department, take steps to secure collateral or other guarantees and to begin the collection process. The accumulated collection knowhow ranging from sending an initial reminder to actively seizing collateral is consolidated in the credit department and is reflected in our evaluation criteria for individual credit transactions and portfolio analysis.

Business Risk Management

We define business risk as uncertainties related to new business areas, potential obsolescence of the products or services we offer or a decline in their quality, and variability in market prices for the types of products or services we offer.

To address uncertainties related to new business areas, we monitor business plans and operations using scenario analyses and stress tests. We also evaluate and verify the cost of withdrawal from a business or business area.

For products and services we offer, in addition to monitoring quality, we regularly review the content of our product and services line up in response to changes in the business environment and evolving customer needs and endeavor to maintain or improve their quality.

A principal risk relating to operating leases is fluctuation in the residual value of leased properties. To control this risk, we monitor our leased properties inventory, the relevant market environments and the overall business environment. We limit our operating leases to leased properties and other assets with high versatility that are comparatively easy to re-lease, and evaluate the sale of such properties and other assets depending on changes in market conditions.

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

Interest rate risk is comprehensively evaluated based on factors such as the expected impact of interest rate changes on periodic profit and loss and/or the balance sheet, the assets and liabilities positions and the funding environment. The analysis methods we use are modified, as required, depending on the situation.

We generally manage exchange rate risk by using foreign currency-denominated loans, foreign exchange contracts and currency swaps to hedge exchange rate volatility in our business transactions in foreign currencies and overseas investments. We monitor and manage exchange rate risk relating to unhedged foreign currency-denominated assets and retained earnings of foreign subsidiaries using indicators such as VaR (value at risk) and adjusting hedge positions as needed based on changes in the market environment at any given time.

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

Liquidity Risk Management (Risk Management Relating to Funding)

We define liquidity risk as the risk that we will be unable to obtain required funds or that we will be forced to procure funds at an unusually high rate of interest due to market turmoil, a sharp deteriorate in the financial condition of the ORIX Group or other reasons.

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

Compliance Risk Management

We define compliance risk as the risk of financial loss, regulatory sanction or damage to our reputation resulting from a failure by ORIX Group to comply with applicable laws and regulations regarding ORIX Group’s business activities and/or a failure to comply with ORIX Group’s corporate philosophy, internal policies, social norms rules and procedures.

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

In order to lower the levels of risks that we deem significant at the Group level, the compliance department requires each department of the ORIX Group to formulate an annual compliance plan and monitors compliance risks within the ORIX Group in order to reduce such risks. By implementing programs that sustain a culture of compliance, the compliance department seeks to mitigate compliance risk and to prevent the occurrence of serious incidents, and thereby contribute to the sound business and management of the ORIX Group.

In addition, ORIX Group strives to raise awareness for compliance matters among its executives and employees by establishing and disseminating various regulations in accordance with the ORIX Group Principles of Conduct, which sets forth the ORIX Group’s principles of compliance.

Legal Risk Management

We define legal risk as the failure to comply with laws and regulations applicable to ORIX Group’s business and corporate management and the resulting legal liability as well as business disadvantages that may arise therefrom.

To avoid, reduce and prevent transactional legal risk in Japan, we generally require that the credit department, the legal department and the compliance department each be involved in evaluating and/or executing transactions. In addition to establishing and maintaining internal rules designed to facilitate compliance with applicable laws that are currently in effect, we take steps to ensure that we are in compliance with new laws and revisions to existing laws.

For transactional agreements relating to business transactions, we have established an approval process involving the legal department in accordance with our prescribed internal rules. In addition, depending on the size and importance of a given transaction, we may also seek advice from outside counsel. To ensure that proper legal procedures are followed in connection with actual or potential disputes and litigation, we require that the legal department, the compliance department and the credit department each be involved in the management of such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties.

The legal department manages intellectual property rights and takes necessary protective measures if and immediately if and when an actual or potential infringement of ORIX Group’s intellectual property rights is discovered.

Overseas, each Group company works to avoid, reduce and prevent legal risks by utilizing in-house legal functions and, as necessary, by engaging outside lawyers and other advisers.

Information Asset Risk Management

We define information asset risk as the risk of loss caused by loss, damage or leakage of information or failure of our information systems.

ORIX Group has established policies regarding the use of information systems and information management systems for the proper handling of information and information about officers and employees.

The IT planning department and ORIX Computer Systems Corporation endeavor to reduce the risk of system failure within the ORIX Group, including from cyber-attack and damage to information security, through the maintenance operation and management of internal systems. We have also created a system for responding to information security incidents.

We have also established internal regulations concerning our information security management system, basic policy, management standards, education and audits.

Operational Risk Management

We define operational risk as the risk of loss resulting from damages, losses, adverse effects or harm to our reputation caused by inadequate or failed internal processes for business execution or prevention of human error or by a failure in operations due to external events such as natural disasters. We also include risk of failure in our fiduciary responsibility to exercise properly our discretionary rights for those customers and clients for whom we are acting as a fiduciary as such risk may lead to reputational and other damage.

We have established internal rules to manage risks associated with natural disasters, which are designed to protect management resources and minimize losses while giving priority to the safety of our executives and employees.

The internal audit department conducts monitoring activities based on an annual internal audit plan that includes monitoring of material operational risks. The department endeavors to prevent the occurrence of events that could negatively affect Group management and seeks to strengthen the risk management function through monitoring activities.

Individual Business Risk Management

We engage in a broad spectrum of businesses, including financial service operations. We seek to perform complete and transparent monitoring and risk management according to the characteristics of each business segment.

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

To manage the risk of changes in the market value of property under operating leases, we continuously monitor market conditions and fluctuations in the resale value of leased property and adjust residual value estimates of leased property in new transactions accordingly.

Cost fluctuation is a risk when providing various services such as outsourcing. In response to this, we analyze initial cost planning and performance, monitor future forecasts and control costs at an appropriate level.

In addition, our services might fall short of customer expectations due to changes in the operating environment or changes in and diversification of client needs. We monitor our service quality quantitatively and qualitatively and continuously strive to improve our services in line with the operating environment.

We also conduct credit examinations of individual transactions to manage credit risk.

Real Estate Segment

Business risk is the main risk of the Real Estate segment, which includes real estate development, rental, management, asset management and operation of a real estate investment trust and a real estate investment advisory business.

With respect to our real estate investment, before making an investment decision we evaluate the actual cash flow performance of the target as against the initial plan and forecasts, and monitor investment strategies and schedules after execution. Upon a major divergence from the initial forecast, we reevaluate our strategy. In addition, when we invest in large scale or long-term projects, we consider diversifying risk by making joint investments with our partners.

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

When making investment decisions in the principal investment business, we conduct a credit evaluation, analyzing the investee’s credit risk and assessing its cash flow, as is done for credit examinations. In addition, we perform a multi-faceted evaluation of the characteristics of the business operation and investment scheme, in which administrative departments such as accounting and legal are also involved. After the initial investment, individual transactions are monitored for divergence from the initial scenario.

We emphasize credit risk when increasing the corporate value of a company since cash flow is a key-factor during such period. We also monitor market risk as the time for collection nears, measuring corporate value by referencing the corporate value of similar business types. The frequency of monitoring may increase based on changes in the business environment, and we simultaneously verify the adequacy of investment scenarios and take any necessary action. Furthermore, for investments that have a significant impact on the profitability of the ORIX Group, we work to strengthen management through measures such as seconding of management personnel.

We conduct our concession business in public facilities such as airports, together with business partners. The main risks of such business are business and operational risks. The long-term nature of this business adds uncertainty and, therefore, we conduct stress tests in advance to evaluate the effect of disaster recovery or business withdrawal costs on operating revenue and cash flow based on demand forecasts and regularly monitor business plans and operations. We also strive to train staff with expertise on the management of public facilities and reduce operational risk by establishing a management system with business partners and strengthening governance.

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

ORIX Life Insurance has implemented strict assessment standards based on documents such as statements of health condition and medical examination reports in underwriting insurance contracts, and also relies on its staff of trained underwriting employees to check the status of insurance solicitation and to take rigorous measures to prevent the underwriting of fraudulent contracts. In addition, ORIX Life Insurance educates and instructs its representative branch staff and agents to enhance compliance with applicable laws and regulations regarding the privacy of personal information, as well as insurance sales practices, and regularly checks whether these measures are carried out.

Credit risk is the main risk of the housing loan business, the corporate loan business and the card loan business.

Regarding each housing loan we extend for the purchase of condominiums and apartments for investment purposes, we conduct screenings through individual interviews, which consist of a comprehensive evaluation including not only the client’s real estate investment appetite, supporting documentation, and ability to repay but also the cash flows that can be derived from the property and its collateral value. Throughout this process, we carefully select partner realtors and utilize the real estate market information, industry know-how and network we have built over many years.

Decision making for corporate loans is based on an investigation of the client’s performance, business plan, purpose of the loan, expected source of repayment and industry trends. We also reduce risk by avoiding overconcentration in any particular business type and product in our portfolio.

The card loan business uses a proprietary scoring system incorporating a credit model. We set interest rates and credit limits in line with each customer’s credit risk profile, after evaluating their creditworthiness based on an analysis of certain customer attributes or payment history, as well as other factors that might affect their ability to repay. Also, we undertake subsequent credit evaluations at regular intervals to monitor changes in the customer’s financial condition.

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

Credit risk and market risk such as those arising from corporate loans and securities investment in the United States are the main risks for the investment and finance business.

Regarding credit risk, at the time an investment or loan is made, we assign an internal credit rating to such investment or loan taking into consideration credit and collateral status and continuously monitor credit status. For any investments and/or loans of which the rating has reached or exceeded the cautionary level, our policy requires management to determine the necessity of a provision for doubtful receivables and probable loan losses or an impairment.

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

Business risk and operational risk, in particular, the risk associated with fiduciary responsibility, are the main risks for the asset management business and the advisory business.

Regarding business risk, in addition to monitoring to maintain and ensure satisfactory quality levels, we review the content of our products and services to constantly maintain and improve quality in response to changes in the business environment and evolving customer needs.

Regarding operational risk in the asset management business, regarding risk arising from acting as a trustee for customer and client property, we promote the standardization of business processes, regulations and manuals and seek to prevent omissions and mistakes in conducting business operations and to improve efficiency generally. In addition, we ensure proper risk management by clarifying operating procedures and the authority and the responsibilities of administrators and supervisors in business operations.

To ensure high-quality advice and evaluation services in the advisory business, we maintain operating procedures that meet the standards set forth by authorities and other forms of oversight through an internal quality control committee.

GOVERNMENTAL AND POLITICAL POLICIES AND FACTORS

Other than as outlined below, in our opinion, no current governmental economic, fiscal, monetary or political policies or factors have materially affected, or threaten to materially affect, directly or indirectly, our operations or the investments in our Shares by our U.S. shareholders.

In January 2014, the Financial Stability Board (“FSB”) – an international standard-setting authority – proposed a methodology for assessing and designating non-bank non-insurer global systemically important financial institutions (“NBNI G-SIFIs”). In March 2015, the FSB and the International Organization of Securities Commissions, jointly published a revised proposal for public comment; and in July 2015, the FSB announced its decision to wait to finalize the assessment methodologies until it completes its assessment of financial stability risks from asset management activities. While the FSB released final policy recommendations to address structural vulnerabilities from asset management activities in January 2017, it is unclear if or when the assessment methodologies framework will be finalized, what form a final framework may take, what policy measures will be recommended to apply to NBNI G-SIFIs, and whether ORIX or any of its affiliates ultimately would be designated as a NBNI G-SIFI.

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

ORIX’s corporate governance system is characterized by:

•	separation of operation and oversight through a “Company with Nominating Committee, etc.” board model;

•	Nominating, Audit and Compensation Committees composed entirely of outside directors;

•	all outside directors satisfying strict conditions for independence; and

•	all outside directors being highly qualified in their respective fields.

Rationale behind adopting ORIX’s Corporate Governance System and history of the system

We believe that swift execution of operations is vital to effectively responding to changes in the business environment. Furthermore, we believe that ORIX promotes improved management transparency through a corporate governance system in which outside directors, who are experts in their respective fields monitor and advise on legal compliance and the appropriate execution of operations.

Based on these principles, our board of directors possesses oversight function and, under the “Company with Nominating Committee, etc.” board model which we adopted in June 2003, delegates certain responsibilities to the three committees (Nominating, Audit and Compensation Committees) to carry out the role of effective governance.

Oversight by directors is separate from the execution of operations within the three committees that form the heart of the board of directors. Each committee is formed entirely by outside directors to help avoid conflicts of interest with our shareholders.

In addition, all outside directors must meet the conditions for director independence as set forth by the Nominating Committee (described below under “Nominating Committee”).

Below is a summary of the history of ORIX’s corporate governance system;

June 1997	Established Advisory Board
June 1998	Introduced Corporate Executive Officer System
June 1999	Introduced Outside Directors
June 2003	Adopted the “Company with Committees” board model
May 2006	Adopted the new “Company with Committees” board model in line with the enactment of the Companies Act of Japan
May 2015	Adopted the new “Company with Nominating Committee, etc.” board model in line with the amendment of the Companies Act of Japan

The “Company with Nominating Committee, etc.” board model, as stipulated under the Companies Act of Japan, requires the establishment of three board of director committees: the Nominating, Audit and Compensation Committees. Each committee is required to consist of three or more directors, a majority of whom must be outside directors. Directors may serve on more than one committee. The term of office of committee members is not stipulated under the Companies Act of Japan. However, as a committee member must be a director of the Company, the term expires at the close of the first annual general meeting of shareholders after his or her election. Under the Companies Act of Japan, an outside director is defined as a director who does not have a role in executing the Company’s business, meaning an individual who has not assumed in the past ten years the position of a representative director or a director with the role of executing the business, executive officer (shikkou-yaku), manager or any other employee of the Company or any of its subsidiaries, and who does not currently assume such position of the Company or any of its subsidiaries. (See Item 16G “Corporate Governance”.)

Board of Directors

The board of directors has ultimate decision-making authority for our important affairs. It also monitors the performance of the directors and executive officers and receives performance reports from the executive officers and others. Our Articles of Incorporation provide for no fewer than three directors. Directors are elected at general meetings of shareholders. The term of office for any director, as stipulated under the Companies Act of Japan, for companies that adopt a “Company with Nominating Committee, etc.” board model, expires at the close of the first annual general meeting of shareholders after his or her election.

The board of directors carries out decisions related to items that, either as a matter of law or pursuant to our Articles of Incorporation, cannot be delegated to executive officers, and important items as determined by the regulations of the board of directors. The board of directors is responsible for deciding and monitoring ORIX’s policies on a regular basis, which include corporate planning such as capital management, fund procurement, hiring and recruitment strategies and internal controls. Aside from such items, the board of directors delegates decision-making regarding operations to representative executive officers to facilitate better efficiency and swiftness of such process. The board of directors also receives reports from executive officers and committees regarding the status of business operations.

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

From April 1, 2017 through March 31, 2018, the board of directors met eight times. The attendance rate of directors for these meetings was 98%.

The board of directors as of June 28, 2018 included 12 members, six of whom are outside directors.

Composition and size of Board of Directors

The board of directors is composed of directors, including outside directors, that possess broad knowledge and experience. The number of directors on the board is also maintained at the level we consider to be appropriate for effective and efficient board discussion.

Structure and Activities of the Three Committees

As of June 28, 2018, all three committees (Nominating, Audit and Compensation Committees) consisted entirely of outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 28, 2018	5 Members (Outside Directors: 5) Nobuaki Usui (Chairperson) Robert Feldman Takeshi Niinami Ryuji Yasuda Heizo Takenaka	4 Members (Outside Directors: 4) Eiko Tsujiyama (Chairperson) Nobuaki Usui Ryuji Yasuda Heizo Takenaka	4 Members (Outside Directors: 4) Robert Feldman (Chairperson) Eiko Tsujiyama Takeshi Niinami Ryuji Yasuda
Number of meetings held during fiscal 2018 (Attendance rate)	Three (3) meetings (94%)	Nine (9) meetings (94%)	Five (5) meetings (100%)

Nominating Committee

The Nominating Committee is authorized to propose the slate of director appointments or dismissals to be submitted to the annual general meeting of shareholders. Directors are appointed and dismissed by a resolution of the annual general meeting of shareholders. In addition, the Nominating Committee deliberates on the agenda concerning the appointment or dismissal of our executive officers to be resolved at the board of directors meeting, although this is not required under the Companies Act of Japan.

Furthermore, the Nominating Committee ensures that the board of directors possesses the appropriate levels of and diversity in knowledge, experience, and expertise, through an established decision-making process for directors’ appointments. The Nominating Committee also nominates executive officer candidates to the board of directors following an assessment of candidates’ past experience, knowledge, and suitability for the position to execute business decisions in the Company’s existing and new businesses.

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

(2)	No individual may receive directly a large amount of compensation (10 million yen or higher in a fiscal year), excluding compensation as a director from ORIX Group in any fiscal year during the preceding four fiscal years. Further, any corporation or other entity in which such individual serves as a consultant, account specialist or legal expert may not receive a large amount of compensation (equivalent to more than the greater of 2% of such entities consolidated total sales (or consolidated total revenues of ORIX Group) or one million U.S. dollars) from ORIX Group. If such circumstances existed in the past, one year must have passed since that corporation or other entity received such compensation.

(3)	No individual may be a major shareholder of ORIX (10% or higher of issued shares) or a representative of the interests of a major shareholder.

(4)	No individual may have served as an executive officer of a company having a relationship of concurrent directorship* with ORIX in any fiscal year of the preceding four fiscal years.

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

Audit Committee

The Audit Committee monitors the operational execution of the directors and executive officers and prepares audit reports. In addition, the Audit Committee proposes the appointment or dismissal of, or the passage of resolutions refusing the reappointment of the Company’s independent certified public accountants to the annual general meeting of shareholders.

Under the “Company with Nominating Committee, etc.” board model, the directors who compose the Audit Committee are not permitted to be executive officers, executive directors, managers, employees or accounting counselors (kaikei san-yo) of the Company or its subsidiaries. Under the “Company with Nominating Committee, etc.” board model, the Audit Committee generally has powers and duties to monitor the performance of the directors and executive officers in the performance of their responsibilities, as well as the right to propose the appointment or dismissal of, or to pass resolutions for refusing reappointment of the Company’s independent certified public accountants at the annual general meeting of shareholders. Any proposal for appointment or dismissal of a certified public accountant needs to be submitted to a general meeting of shareholders for approval. In furtherance of its responsibilities, the Audit Committee also has the power to request a report of business operations from any director, executive officer, manager or other employee at any time, and to inspect for itself the details of the Company’s business operations and financial condition.

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

Executive Officers

Under the “Company with Nominating Committee, etc.” board model, and within the scope of laws and ordinances, corporate decisions made at board of directors meetings are delegated to the executive officers to accelerate and achieve efficiency in business operations. The representative executive officer makes important business execution decisions after deliberations by the Investment and Credit Committee (“ICC”) in accordance with the Company’s internal policies. The business execution duties of executive officers are decided by the board of directors and the representative executive officer and these duties are carried out based upon the Company’s internal policies. Group executives are appointed by the board of directors from among directors and executive officers of Group companies.

Important decision-making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:

Investment and Credit Committee

The ICC, which includes members of top management and the executive officers involved with a given transaction, discusses and makes decisions regarding credit transactions and investments that exceed certain specified investment or credit amounts, important matters related to the management of the Company and matters that have been entrusted to the representative executive officer by the board of directors. Matters considered crucial to our operations are decided by the ICC and reported to the board of directors as appropriate.

Group Executive Officer Committee

The Group Executive Officer Committee, in which executive officers and group executives of the Company participate, discusses important matters relating to the business execution of ORIX Group.

Monthly Strategy Meetings

Monthly Strategy Meetings include meetings between top management and the management in charge of individual departments and business units to discuss matters such as the status for achieving strategic targets and changes in the business environment. Matters of key importance discussed at Monthly Strategy Meetings are then deliberated and decided by the ICC and reported to the board of directors as necessary.

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

Audit Committee

The Audit Committee which consists of four outside directors evaluates the Company’s internal control systems from an independent standpoint and may appoint outside experts to conduct its duties if necessary. Eiko

Tsujiyama, chairperson of the Audit Committee, is qualified as a certified public accountant and has extensive knowledge in finance and accounting as a professional accountant.

Audit Committee Secretariat

The Audit Committee Secretariat which includes three staff members, supports the work of the Audit Committee under the Audit Committee’s instructions. The appointment and evaluation of, changes to, and disciplinary action toward the staff of the Audit Committee Secretariat are carried out by the executive officer responsible for the Group Internal Audit Department with the approval of the Audit Committee.

Executive Officer Responsible for Group Internal Audit Department

The Executive Officer Responsible for the Group Internal Audit Department supports the Audit Committee in collecting information. Such person is entrusted by the Audit Committee with attending important meetings within the ORIX Group and accurately reporting information essential to auditing activities to the Audit Committee in a timely manner.

Group Internal Audit Department and Group Corporate Auditors

The Group Internal Audit Department, which includes 34 staff (as of the end of May 2018), performs internal audits on the effectiveness of internal control systems, and the efficiency and effectiveness of operations, compliance, and other factors pertaining to the management of the ORIX Group through a risk-based approach. It also jointly monitors critical risk through cooperation with corporate auditors and internal audit functions at group companies and works to maintain and enhance the ORIX Group’s internal auditing system

AUDITOR INDEPENDENCE

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

In the opinion of management, the provision of non-audit services did not impair the independence of KPMG AZSA LLC.

DIRECTORS

The directors of ORIX as of June 28, 2018 are as follows:

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 28, 2018
Makoto Inoue (Oct. 2, 1952)	Director, Representative Executive Officer, President and Chief Executive Officer, Responsible for Group Strategy Business Unit	Apr. 1975	Joined the Company	75,265
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Assumed office of Executive Officer, the Company
		Jan. 2006	Assumed office of Managing Executive Officer, the Company
		Jun. 2009	Assumed office of Senior Managing Executive Officer, the Company
		Jun. 2010	Assumed office of Director, Deputy President, the Company
		Jan. 2011	Assumed office of Representative Executive Officer, President, the Company Chief Operating Officer
		Jan. 2014	Co-Chief Executive Officer
		Jun. 2014	Chief Executive Officer
		Jan. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department I and II
		Apr. 2017	Responsible for New Business Development
		May 2017	Responsible for Open Innovation Business Department
		Jan. 2018	Responsible for Group Strategy Business Unit

Yuichi Nishigori (Jan. 28, 1957)	Director, Senior Managing Executive Officer Head of Energy and Eco Services Business Headquarters Director, Ubiteq, INC.	Apr. 1980	Joined The Industrial Bank of Japan, Limited (currently, Mizuho Bank, Ltd.)	15,924
		Apr. 2003	Joined the Company
		Jan. 2007	Deputy Head of Alternative Investment and Development Headquarters
		Jan. 2009	Assumed office of Executive Officer, the Company
		Jan. 2014	Assumed office of Managing Executive Officer, the Company Head of Energy and Eco Services Business Headquarters
		Jun. 2015	Assumed office of Director, Managing Executive Officer, the Company

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 28, 2018
		Sep. 2015	Assumed office of Director, Ubiteq, INC.
		Jan. 2016	Assumed office of Director, Senior Managing Executive Officer, the Company

Kiyoshi Fushitani (Nov. 22, 1950)	Director, Senior Managing Executive Officer Head of Global Business Headquarters Head of East Asia Business Headquarters Head of Global Transportation Services Headquarters	Apr. 1973	Joined The Sumitomo Bank, Limited (currently Sumitomo Mitsui Banking Corporation)	1,500
		Feb. 1975	Joined the Company
		Sep. 2012	Deputy Head of Global Business and Alternative Investment Headquarters
		Jan. 2015	Assumed office of Managing Executive Officer, the Company
Head of Global Transportation Services Headquarters
		Jun. 2015	Head of East Asia Business Headquarters
		Jan. 2016	Assumed office of Senior Managing Executive Officer, the Company Head of Global Business Headquarters
		Jun. 2016	Assumed office of Director, Senior Managing Executive Officer, the Company

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 28, 2018
Stan Koyanagi (Dec. 25, 1960)	Director, Managing Executive Officer Head of Enterprise Risk Management Headquarters Global General Counsel Chairman, ORIX Corporation Europe N.V.	Oct. 1985	Joined SHEPPARD, MULLIN, RICHTER & HAMPTON LLP	0
		Jan. 1993	Partner, GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP)
		Mar. 1997	Vice President, ORIX USA Corporation (currently ORIX Corporation USA)
		Mar. 1999	General Counsel, Vice President and Manager, ORIX USA Corporation (currently ORIX Corporation USA)
		Jan. 2004	Vice President and Associate General Counsel, KB HOME
		Jul. 2013	Joined the Company Global General Counsel, Global Business Headquarters
		Jun. 2017	Assumed office of Director, Managing Executive Officer, the Company Responsible for Enterprise Risk Management Global General Counsel
		Aug. 2017	Assumed office of Chairman, Robeco Groep N.V. (currently ORIX Corporation Europe N.V.)
		Jun. 2018	Head of Enterprise Risk Management Headquarters

Shuji Irie (Mar. 14, 1963)	Director, Managing Executive Officer Head of Investment and Operation Headquarters	May 2001 Apr. 2011	Joined Mizuho Securities CO., Ltd. Joined the Company	2,048
		Sep. 2011	Deputy Head of Investment and Operation Headquarters
		Jan. 2013	Assumed office of Executive Officer, the Company
		Jan, 2014	Head of Investment and Operation Headquarters
		Jan. 2016	Assumed office of Managing Executive Officer, the Company Responsible for Concession Business Development
		Jun. 2018	Assumed office of Director, Managing Executive Officer, the Company

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 28, 2018
Hitomaro Yano (Jul. 25, 1962)	Director, Executive Officer Head of Treasury and Accounting Headquarters	Apr. 1985	Joined Seibu Department Stores, Limited (currently Sogo & Seibu Co., Ltd.)	5,100
		Jun. 1989	Joined the Company
		Jan. 2016	Deputy Head of Treasury Headquarters
		Jan. 2017	Assumed office of Executive Officer, the Company
		Jun. 2017	Deputy Head of Treasury and Accounting Headquarters
		Jan. 2018	Head of Treasury and Accounting Headquarters
		Jun. 2018	Assumed office of Director, Executive Office, the Company

Eiko Tsujiyama (Dec. 11, 1947)	Outside Director Emeritus Professor, Waseda University Corporate Auditor, Lawson, Inc. Audit & Supervisory Board Member, NTT DOCOMO, Inc. Audit & Supervisory Board Member, Shiseido Company, Limited	Apr. 1974	Certified Public Accountant	0
		Aug. 1980	Assistant Professor, College of Humanities at Ibaraki University
		Apr. 1985	Assistant Professor, School of Economics at Musashi University
		Apr. 1991	Professor, School of Economics at Musashi University
		Apr. 1996	Assumed office of Dean, School of Economics at Musashi University
		Apr. 2003	Professor, School of Commerce and the Graduate School of Commerce at Waseda University
		Sep. 2004	Professor, Faculty of Commerce at Waseda University
		Jun. 2010	Assumed office of Outside Director, the Company
		Sep. 2010	Assumed office of Dean, Graduate School of Commerce at Waseda University
		May 2011	Assumed office of Corporate Auditor, Lawson, Inc.
		Jun. 2011	Assumed office of Audit & Supervisory Board Member, NTT DOCOMO, Inc.
		Jun. 2012	Assumed office of Audit & Supervisory Board Member, Shiseido Company, Limited
		Apr. 2018	Emeritus Professor, Waseda University

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 28, 2018
Robert Feldman (Jun. 12, 1953)	Outside Director Senior Advisor, Morgan Stanley MUFG Securities Co., Ltd. Professor, Graduate School of Management and Innovation Studies at Tokyo University of Science	Oct. 1983	Economist, International Monetary Fund	0
		May 1989	Chief Economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
		Feb. 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
		Apr. 2003	Managing Director, Head of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Jun. 2010	Outside Director, ORIX
		Jul. 2012	Managing Director, Chief Economist and Head of Fixed Income Research, Morgan Stanley MUFG Securities Co., Ltd.
		Mar. 2014	Managing Director and Chief Economist, Morgan Stanley MUFG Securities Co., Ltd.
		Jan. 2017	Senior Advisor, Morgan Stanley MUFG Securities Co., Ltd.
		Apr. 2018	Professor, Graduate School of Management and Innovation Studies at Tokyo University of Science

Takeshi Niinami (Jan. 30, 1959)	Outside Director President and Chief Executive Officer, Member of the Board, Representative Director, Suntory Holdings Limited.	Jun. 1995	Assumed office of President, Sodex Corporation (currently LEOC Co., Ltd.)	0
		Apr. 2001	Unit Manager, Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
		May 2002	Assumed office of President, Representative Director and Executive Officer, Lawson, Inc.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 28, 2018
		Mar. 2005	Assumed office of President, Representative Director and Chief Executive Officer, Lawson, Inc
		Jun. 2010 May 2013	Assumed office of Outside Director, the Company Assumed office of Representative Director and Chief Executive Officer, Lawson, Inc.
		May 2014	Assumed office of Chairman and Representative Director, Lawson, Inc. Assumed office of Chairman and Member of the Board, Lawson, Inc.
		Oct. 2014	Assumed office of President and Chief Executive Officer, Member of the Board, Representative Director, Suntory Holdings Limited.

Nobuaki Usui (Jan. 1, 1941)	Outside Director Audit & Supervisory Board Member, KONAMI HOLDINGS CORPORATION Outside Auditor, Miroku Jyoho Service Co., Ltd.	May 1995	Director-General of the Tax Bureau, Ministry of Finance	0
		Jan. 1998	Commissioner, National Tax Agency
		Jul. 1999	Administrative Vice Minister, Ministry of Finance
		Jan. 2003	Governor and Chief Executive Officer, National Life Finance Corporation (currently Japan Finance Corporation)
		Dec. 2008	Assumed office of Chairman, The Japan Research Institute, Limited
		Jun. 2011	Assumed office of Audit & Supervisory Board Member, KONAMI CORPORATION (currently KONAMI HOLDINGS CORPORATION)
		Jun. 2012	Assumed office of Outside Director, the Company
		Jun. 2016	Assumed office of Outside Auditor of Miroku Jyoho Service Co., Ltd.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 28, 2018
Ryuji Yasuda (Apr. 28, 1946)	Outside Director Outside Director, Yakult Honsha Co., Ltd. Outside Director, Benesse Holdings, Inc. Adjunct Professor, Graduate School of Business Administration, Hitotsubashi University Department of International Corporate Strategy Outside Director, Kansai Mirai Financial Group, Inc.	Jun. 1991	Director, McKinsey & Company	0
		Jun. 1996	Chairman, A.T. Kearney, Asia
		Jun. 2003	Assumed office of Chairman, J-Will Partners, Co., Ltd.
		Apr. 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
		Jun. 2009	Assumed office of Outside Director, Yakult Honsha Co., Ltd.
		Jun. 2013	Assumed office of Outside Director, the Company
		Jun. 2015	Assumed office of Outside Director, Benesse Holdings, Inc.
		Mar. 2017	Adjunct Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
		Apr. 2018	Adjunct Professor, Graduate School of Business Administration, Hitotsubashi University
Assumed office of Outside Director, Kansai Mirai Financial Group, Inc.

Heizo Takenaka (Mar. 3, 1951)	Outside Director Professor, Faculty of Global and Regional Studies at Toyo University Chairman and Director, PASONA Group Inc. Director, Academyhills Director, Center for Global Innovation Studies at Toyo University Outside Director, SBI Holdings, Inc.	Apr. 1990	Assistant Professor, Faculty of Policy Management at Keio University	0
		Apr. 1996	Professor, Faculty of Policy Management at Keio University
		Apr. 2001	Minister of State for Economic and Fiscal Policy
		Sep. 2002	Minister of State for Financial Services and for Economic and Fiscal Policy
		Jul. 2004	Elected to House of Councilors
		Sep. 2004	Minister of State for Economic and Fiscal Policy and Communications and Privatization of Postal Services
		Oct. 2005	Minister for Internal Affairs and Communications and Privatization of Postal Services
		Dec. 2006	Assumed office of Director, Academyhills
		Aug. 2009	Assumed office of Chairman and Director, PASONA Group Inc.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 28, 2018
		Apr. 2010	Professor, Faculty of Policy Management at Keio University
		Jun. 2015	Assumed office of Outside Director, the Company
Apr. 2016

Professor, Faculty of Regional Development Studies at Toyo University (currently Faculty of Global and Regional Studies at Toyo University)

Assumed office of Director, Center for Global Innovation Studies at Toyo University

		Jun. 2016	Assumed office of Outside Director, SBI Holdings, Inc.

Notes:	1. All ORIX directors are engaged full-time except Eiko Tsujiyama, Robert Feldman, Takeshi Niinami, Nobuaki Usui, Ryuji Yasuda and Heizo Takenaka.
2. ORIX Corporation USA, one of the Company’s subsidiaries, has changed its name from ORIX USA Corporation on June 1, 2018.
3. ORIX Corporation Europe N.V., one of the Company’s subsidiaries, has changed its name from Robeco Groep N.V. on January 1, 2018.

EXECUTIVE OFFICERS

The executive officers of the ORIX Group as of June 28, 2018, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Shareholdings as of June 28, 2018
Kazutaka Shimoura	Managing Executive Officer	Credit and Investment Management Headquarters	9,997
Hideto Nishitani	Managing Executive Officer	Chairman and President, ORIX Corporation USA	37,767
Satoru Matsuzaki	Managing Executive Officer	Domestic Sales Administration Headquarters Eastern Japan Sales Headquarters	7,648
Shinichi Obara	Executive Officer	Western Japan Sales Headquarters Group Kansai Representative	10,049
Harukazu Yamaguchi	Executive Officer	Global Business Headquarters	3,654
Toshinari Fukaya	Executive Officer	Real Estate Headquarters Finance and Investment Department	4,200
Yasuaki Mikami	Executive Officer	Group Human Resources and Corporate Administration Headquarters Secretariat of The Board of Directors Work Style Reform Project	1,158
Yoshiteru Suzuki	Executive Officer	Deputy President, ORIX Corporation USA	0
Yoshiko Fujii	Executive Officer	Enterprise Risk Management Headquarters	6,000
Katsunobu Kamei	Group Senior Managing Executive	President, ORIX Auto Corporation	26,280
Kazunori Kataoka	Group Senior Managing Executive	President, ORIX Life Insurance Corporation	0
Hiroko Yamashina	Group Executive	President, ORIX Credit Corporation	32,700
Toyonori Takahashi	Group Executive	President, ORIX Real Estate Corporation Group Kansai Deputy Representative	6,588

Notes:	1. Name on the family register of Yoshiko Fujii is Yoshiko Hirano.
2. Name on the family register of Hiroko Yamashina is Hiroko Arai.
3. ORIX Corporation USA, one of the Company’s subsidiaries, has changed its name from ORIX USA Corporation on June 1, 2018.

EMPLOYEES

As of March 31, 2018, we had 31,890 full-time employees, compared to 34,835 as of March 31, 2017 and 33,333 as of March 31, 2016. We employ 2,167 staff in the Corporate Financial Services segment, 2,825 staff in the Maintenance Leasing segment, 4,978 staff in the Real Estate segment, 9,190 staff in the Investment and Operation segment, 3,047 staff in the Retail segment, 7,813 staff in the Overseas Business segment and 1,870 staff as part of our headquarters function as of March 31, 2018. With the exception of the Overseas Business segment, all other staff are located in Japan. As of March 31, 2018, we had 20,687 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

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

ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥9,417 million, ¥9,136 million and ¥8,738 million in fiscal 2016, 2017 and 2018, respectively.

SHARE OWNERSHIP

As of June 28, 2018, the directors, executive officers and group executives of the Company directly held an aggregate of 245,878 Shares, representing 0.02% of the total Shares issued as of such date.

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

Compensation for directors, executive officers and group executives in fiscal 2018 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Performance- linked compensation (Number of people)	Share component of compensation (Number of people)	Total compensation
Non-Executive Director and Outside Director	¥99	—	¥16	¥116
	(7)	—	(7)	(7)
Executive Officer and Group Executive	¥694	¥370	¥492	¥1,557
	(27)	(27)	(27)	(27)

Total	¥794	¥370	¥508	¥1,673
	(34)	(27)	(34)	(34)

The amount paid listed in the table above is calculated by multiplying the number of points confirmed to be provided as the portion for fiscal 2018 by the stock market price paid by the trust (“Board Incentive Plan Trust”) when ORIX’s shares were acquired (¥1,544 per share).

Compensation for Makoto Inoue, Representative Executive Officer, President and Chief Executive Officer of ORIX, for fiscal 2018 was ¥90 million in fixed compensation, ¥93 million in performance-linked compensation and ¥89 million in share component of compensation.

Compensation for Kazuo Kojima, currently Director, Representative Executive Officer and President of DAIKYO INCORPORATED, as Director, Representative Executive Officer, Deputy President and Chief Financial Officer of ORIX, for fiscal 2018 was ¥51 million in fixed compensation, ¥22 million in performance-linked compensation and ¥31 million in share component of compensation.

The actual total amount of the share component of compensation paid in fiscal 2018 was ¥696 million paid to six executive officers (including those serving concurrently as Directors and Executive Officers) who retired during fiscal 2018. The following individuals retired during fiscal year 2018 and were paid share component of compensation totaling over ¥100 million. Compensation for Tamio Umaki, currently Advisor of ORIX Corporation, as Director, Representative Executive Officer and Deputy President of ORIX, for fiscal 2018 was ¥12 million in fixed compensation, ¥5 million in performance-linked compensation and ¥217 million in share component of compensation. Compensation for Shintaro Agata, currently Advisor of ORIX, as Senior Managing Executive Officer of ORIX, for fiscal 2018 was ¥26 million in fixed compensation, ¥11 million in performance-linked compensation and ¥127 million in share component of compensation. Compensation for Takao Kato, currently Advisor of ORIX, as Managing Executive Officer of ORIX, for fiscal 2018 was ¥21 million in fixed compensation, ¥9 million in performance-linked compensation and ¥122 million in share component of compensation. Compensation for Satoru Katahira, currently Chairman of Health Insurance Society and Corporate Pension Fund of ORIX Group, as Managing Executive Officer of ORIX, for fiscal 2018 was ¥21 million in fixed compensation, ¥8 million in performance-linked compensation and ¥72 million in share component of compensation.

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

Fixed compensation is determined for each individual based on a standard amount for each position. For executive officers, compensation linked to business performance for fiscal 2018 uses the level of achievement of the consolidated net income target as a performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 200% while, at the same time, using the level of achievement of the target of the division for which the relevant executive officer was responsible, adjusting 50% of the position-based standard amount within the range of 0% to 300%. In the case of the representative executive officers, the consolidated net income target is used as a performance indicator, adjusting the standard amount within the range of 0% to 200%. Share-based compensation reflecting medium- to long-term performance is granted as a certain number of points based on a standard amount for each position while in office, and the amount of the payment is decided according to the share price at the time of an individual executive officer’s retirement.

*	In June 2005, we introduced the share-based component of compensation, which is a program in which points are annually allocated to directors and executive officers based upon prescribed standards while in office, and the actual number of ORIX’s shares calculated based on the number of accumulated points is provided at the time of retirement. In July 2014, we started to provide these shares through a trust established by the Company (“The Board Incentive Plan Trust”)**. Points granted to the members of each position are determined based on title and seniority in accordance with guidelines set by the Compensation Committee. The Compensation Committee has not set a fixed term in which directors and executive officers must retain the shares after their retirement. The Compensation Committee may restrict the awarding of stock-based compensation to directors and executive officers in the event that such individuals engage in inappropriate behavior while in office that would inflict harm on the Company.

**	The Company entrusts money to the “Board Incentive Plan Trust”, which acquires ORIX’s shares from the stock market for directors and executive officers at the end of his or her tenure using money contributed in advance.

In addition, in June 2005, we established guidelines for ownership of our shares for directors, executive officers and group executives.

The total number of points of the shares component of compensation granted to directors, executive officers and group executives for fiscal 2018 is equivalent to 349,410 points. Under this system, ¥696 million, which is equivalent to 474,633 points accumulated up to the end of tenure, was paid to executive officers who left their positions during fiscal 2018. As a result, the balance to directors, executive officers and group executives as of March 31, 2018 was 1,451,485 points.

There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of employment.

The following table shows the names of directors, executive officers and group executives who received stock options, and the number of Shares for which they were granted options, under the stock option plans for 2008. No stock options were granted in any year since 2009. Each unit of the Shares has one vote. We have not issued any preferred shares.

Titles for each individual as of June 28, 2018, unless otherwise described, are as follows:

Name	Title	2008 stock option plans
Makoto Inoue	Director, President and Chief Executive Officer	0
Yuichi Nishigori	Director, Senior Managing Executive Officer	6,000
Kiyoshi Fushitani	Director, Senior Managing Executive Officer	0
Stan Koyanagi	Director, Managing Executive Officer	0
Shuji Irie	Director, Managing Executive Officer	0
Hitomaro Yano	Director, Executive Officer	0
Eiko Tsujiyama	Outside Director	0
Robert Feldman	Outside Director	0
Takeshi Niinami	Outside Director	0
Nobuaki Usui	Outside Director	0
Ryuji Yasuda	Outside Director	0
Heizo Takenaka	Outside Director	0
Kazutaka Shimoura	Managing Executive Officer	6,000
Hideto Nishitani	Managing Executive Officer	2,800
Satoru Matsuzaki	Managing Executive Officer	2,800
Shinichi Obara	Executive Officer	6,000
Harukazu Yamaguchi	Executive Officer	0
Toshinari Fukaya	Executive Officer	2,400
Yasuaki Mikami	Executive Officer	0
Yoshiteru Suzuki	Executive Officer	0
Yoshiko Fujii	Executive Officer	1,600
Katsunobu Kamei	Group Senior Managing Executive	2,900
Kazunori Kataoka	Group Senior Managing Executive	0
Hiroko Yamashina	Group Executive	2,000
Toyonori Takahashi	Group Executive	2,000

Notes:	1. Name on the family register of Yoshiko Fujii is Yoshiko Hirano.
2. Name on the family register of Hiroko Yamashina is Hiroko Arai.

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

At the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, our shareholders approved stock option plans under which ORIX purchased shares from the open market and held them for transfer to ORIX’s directors and executive officers and some employees upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executive officers and certain employees of our subsidiaries and affiliates. From 2009 to 2018, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

Options granted under stock option plans generally expire one year after the termination of the option holder’s service with ORIX Group.

The following is an outline of the stock option plans authorized since 2008:

	Shares granted	Exercise price per Share	Option expiration date
2008 Stock Acquisition Rights Plan	1,479,000	¥1,689	June 24, 2018

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2018.

Each unit of Shares (1 unit = 100 Shares) has one vote, and none of our major shareholders have different voting rights. We do not issue preferred shares.

Name	Number of Shares held	Percentage of Issued shares
	(Thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	114,527	8.93
The Master Trust Bank of Japan, Ltd. (Trust Account)	77,985	6.08
Japan Trustee Services Bank, Ltd. (Trust Account 9)	38,225	2.98
CITIBANK, N.A. -N.Y, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	26,904	2.09
Japan Trustee Services Bank, Ltd. (Trust Account 5)	25,136	1.96
State Street Bank and Trust Company	24,468	1.90
State Street Bank West Client Treaty 505234	24,344	1.89
The Chase Manhattan Bank 385036	23,629	1.84
State Street Bank and Trust Company 505001	22,203	1.73
Japan Trustee Services Bank, Ltd. (Trust Account 7)	20,941	1.63

ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2018, the percentage of issued Shares held by overseas corporations and individuals was 55.16%. As of March 31, 2018, approximately 5,380,864 ADSs were outstanding (equivalent to 26,904,320 or approximately 2.09% of ORIX’s issued Shares as of that date). As of March 31, 2018, all our ADSs were held by one record holder in the United States.

On April 2, 2018, Mitsubishi UFJ Financial Group, Inc. submitted a filing to the Kanto Local Finance Bureau indicating that Mitsubishi UFJ Financial Group, Inc. held 67,702,521 Shares, representing 5.11% of ORIX’s outstanding Shares, as part of Mitsubishi UFJ Financial Group, Inc.’s assets under management.

On February 13, 2018, Fidelity Group submitted a filing to the Securities and Exchange Commission indicating that FMR LLC held 67,964,627 Shares, representing 5.13% of ORIX’s outstanding Shares, as part of Fidelity Group’s assets under management.

On February 8, 2018, Sumitomo Mitsui Trust Holdings, Inc. submitted a filing to the Securities and Exchange Commission indicating that Sumitomo Mitsui Trust Holdings, Inc. held 62,599,200 Shares, representing 4.7% of ORIX’s outstanding Shares, as part of Sumitomo Mitsui Trust Holdings, Inc.’s assets under management.

On January 29, 2018, BlackRock Group submitted a filing to the Securities and Exchange Commission indicating that BlackRock Inc., primarily through BlackRock Japan Co., Ltd, held 81,537,083 Shares, representing 6.2% of ORIX’s outstanding Shares, as part of BlackRock Group’s assets under management.

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

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph other than those listed in the table below. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥47,111 million as of March 31, 2018 and did not exceed ¥54,000 million at any time during fiscal 2018.

Each of these loans was made in the ordinary course of business. The following table describes, for each related party borrower, the applicable interest rate (or range of interest rates), the largest aggregate amount outstanding during fiscal 2018 and the aggregate amount outstanding as of March 31, 2018.

Related Party	The largest aggregate amount outstanding during fiscal 2018	Aggregate amount outstanding as of March 31, 2018	Interest rate
	(Millions of yen)		(%)
Kansai Airports	¥12,329	¥12,004	6.5
SORA Airlease Limited	18,203	9,126	6.0 – 9.5
Dalian Financial & Industrial Investment Group Co., Ltd.	8,904	8,883	1.6 – 6.4
Meritix Airlease Limited	3,994	3,433	6.0 – 9.5
Shipston Equity Holdings, LLC	2,885	2,769	13.0
H&O MEDICAL INC.	2,090	1,980	5.0
Utsunomiya Central Clinic Medical Corporation DIC	1,960	1,960	5.0
TAS Environmental Services L.P.,	1,264	1,191	12.0
Magix Airlease Limited	1,027	986	9.0
IOS II, LLC	956	956	6.3
Plaza Sunroute Co.	1,000	955	3.5
RAM INDUSTRIES INC.	900	815	13.0
Timber Parent, LLC	599	567	14.0
ALLIANCE ENVIRONMENTAL GROUP, LLC	448	420	12.0
YM Leasing Corporation	406	406	0.9 – 1.1
Mode Apartments Unit Trust	757	221	3.2
Pacific League Marketing Corporation	157	122	2.9
Sazanka Marine S.A.	130	122	1.0
Tsubaki Marine S.A.	130	122	1.0
Torigin Leasing Corporation	83	49	0.8
Medical Corporation NIDC	20	20	5.0
Kada Greenfarm Co., Ltd.	3	2	3.1
Flexible Energy Service Co., Ltd.	2	2	3.2
Houlihan Lokey, Inc.	1,683	0	2.8
TOMONY Lease, Inc.	60	0	1.0
Hyakugo Leasing Company Limited	30	0	0.8
Tokyo Yamaki Inc.	20	0	2.6
Sharp Office Rental Corporation	7	0	5.1 – 5.7

A certain subsidiary invests in convertible bonds issued by our affiliates. Although these transactions were made in the ordinary course of business and are not material to us, they may be material to the affiliates. The aggregate principal amount of convertible bonds issued by our affiliates to the subsidiary totaled ¥14,105 million as of March 31, 2018.

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

TOKYO STOCK EXCHANGE PRICE PER SHARE

	Price per Share (¥)		Translated into dollars per ADS
	High	Low	High	Low
Fiscal Year ended March 31, 2014	1,873.0	1,152.0	92	61
Fiscal Year ended March 31, 2015	1,788.5	1,300.0	84	57
Fiscal Year ended March 31, 2016	2,022.5	1,262.5	83	59
Fiscal Year ended March 31, 2017
First fiscal quarter	1,686.5	1,256.0	77	62
Second fiscal quarter	1,569.5	1,251.0	76	63
Third fiscal quarter	1,895.0	1,440.5	83	69
Fourth fiscal quarter	1,898.0	1,647.5	81	74
Fiscal Year ended March 31, 2018
First fiscal quarter	1,803.5	1,636.0	82	74
Second fiscal quarter	1,851.0	1,708.5	84	78
Third fiscal quarter	2,039.5	1,805.5	89	81
Fourth fiscal quarter	2,210.0	1,818.5	100	85
Recent Six Months
December 2017	1,935.0	1,867.0	86	83
January 2018	2,210.0	1,977.0	100	85
February 2018	2,055.0	1,818.5	94	86
March 2018	1,914.0	1,819.5	90	87
April 2018	1,924.0	1,834.5	88	86
May 2018	2,008.5	1,896.0	93	84

NEW YORK STOCK EXCHANGE

The ADS are listed on the New York Stock Exchange under the symbol “IX.”

One ADSs represents five Shares. On March 31, 2018, approximately 5,380,864 ADSs were outstanding. This is equivalent to 26,904,320 or approximately 2.10% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by one record holder in the United States.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

	Price per ADS ($)		Average daily trading volume (shares)
	High	Low
Fiscal Year ended March 31, 2014	92	61	22,160
Fiscal Year ended March 31, 2015	84	57	21,637
Fiscal Year ended March 31, 2016	83	59	35,003
Fiscal Year ended March 31, 2017
First fiscal quarter	77	62	47,269
Second fiscal quarter	76	63	50,070
Third fiscal quarter	83	69	45,264
Fourth fiscal quarter	81	74	36,993
Fiscal Year ended March 31, 2018
First fiscal quarter	82	74	32,153
Second fiscal quarter	84	78	29,846
Third fiscal quarter	89	81	23,104
Fourth fiscal quarter	100	85	42,209
Recent Six Months
December 2017	86	83	20,002
January 2018	100	85	41,142
February 2018	94	86	56,571
March 2018	90	87	31,261
April 2018	88	86	25,113
May 2018	93	84	38,280

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

Purposes

Our corporate purposes, as provided in Article 2 of our Articles of Incorporation, are to engage in the following businesses: (i) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types; (ii) moneylending business, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, agent for collection of money and other financial business; (iii) holding, investment in, management, purchase and sale of financial instruments such as securities and other investment business; (iv) advice, brokerage and agency relating to the merger, capital participation, business alliance and business succession and reorganization, etc.; (v) financial instruments and exchange business, financial instruments broker business, banking, trust and insurance business, advisory service business relating to investment in commodities, trust agreement agency business and credit management and collection business; (vi) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance;(vii) lease, purchase and sale, ground preparation, development, maintenance and management of real property and warehousing; (viii) contracting for construction, civil engineering, building utility and interior and exterior furnishing, and design and supervision thereof; (ix) management of various facilities for sports, lodging, restaurant, medical treatment, welfare and training and education, and conducting sports, etc.; (x) facility planning, development, maintenance, management and operation of airports, roads, other public facilities and similar kinds of aforementioned facilities and the assumption or undertaking of public works; (xi) production, processing, sale, purchase, research and development of agricultural products, food products and agriculture-related products and facilities; (xii) waste-disposal business; (xiii) trading of emission rights for greenhouse gases and other various subjects; (xiv) supply of various energy resources and the products in relation thereto; (xv) planning, developing, contracting for, lease and sale of, intangible property rights; (xvi) information processing and providing services, telecommunications business; (xvii) business of dispatching workers to enterprise and employment agency business; (xviii) purchase and sale of antiques; (xix) transport business; (xx) mining of various minerals, and the manufacture and sale of the products in relation thereto; (xxi) business support and consulting; (xxii) brokerage, agency, investigation, manufacturing, processing, research and development for business relating to any of the preceding items, and other business; (xxiii) as a result of holding shares in a subsidiary company engaged in those activities, engaging in business relating to any of the preceding items and managing such company’s business activities; and (xxiv) any and all businesses incidental or related to any of the preceding items.

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

Not applicable.

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

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS
March 31, 2014	23.00	1.12
March 31, 2015	36.00	1.45
March 31, 2016	45.75	2.09
March 31, 2017	52.25	2.39
March 31, 2018	66.00	3.01

ORIX aims to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at a level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, ORIX aims to act with flexibility and swiftness while considering various factors such as the adequate level of the Company’s retained earnings, the soundness of its financial condition and external factors such as changes in the business environment, share price and its trend and target performance indicators.

Based on this fundamental policy, the dividend payout ratio for the fiscal year ended March 31, 2018 has been decided at 27%, up 2% from the fiscal year ended March 31, 2017, and the annual dividend is 66.00 yen per share (interim dividend paid was 27.00 yen per share and year-end dividend is 39.00 yen per share) from 52.25 yen per share in the previous fiscal year.

For the next fiscal year ending March 31, 2019, we expect the dividend payout ratio will be maintained at 27% with a focus on the optimal balance of securing of capital for investment in future profit growth and the making of stable and sustainable distribution of dividends to shareholders. The interim dividend for the next fiscal year is forecasted at 30.00 yen per share. The year-end dividend for the next fiscal year is to be determined.

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

The Convention between the United States and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Convention”) provides for a maximum rate of Japanese withholding tax which may be imposed on dividends paid to an eligible United States resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate is generally limited to 10% of the relevant dividends.

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

This discussion does not describe all of the tax consequences that may be relevant to a U.S. holder in light of the holder’s particular circumstances (including the application of the provisions of the code known as the Medicare contribution tax) or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding Shares or ADSs as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	regulated investment companies;

•	persons that own or are deemed to own 10% or more of the stock of the Company, by vote or value;

•	persons holding the shares or ADSs in connection with a trade or business carried on outside the United States; or

•	persons who acquired Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

Taxation of Distributions

Subject to the PFIC rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Assuming that we are a PFIC, dividends paid by us will not be eligible for the preferential dividend tax rate otherwise available to certain non-corporate U.S. Holders. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Japanese taxes, as discussed above under “Taxation—Japanese Taxation—Shares” The amount of the dividend will be treated as foreign source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any year during a U.S. Holder’s holding period of the Shares or ADSs, and the U.S. Holder has not made a mark-to-market election for the Shares or ADSs, as described below, the holder will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of Shares or ADSs (including under certain circumstances, a pledge, and under proposed Treasury regulations, a disposition pursuant to certain otherwise tax-free reorganizations) gain recognized by a U.S. Holder would be allocated ratably over its holding period for the Shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for such year, as appropriate, and an interest charge would be imposed on the resulting tax liability. Similar rules would apply to any distribution in respect of Shares or ADSs to the extent it exceeds 125 percent of the average of the annual distributions on Shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter (any such distribution, an “excess distribution”). Any loss realized on a disposition of Shares or ADSs will be capital loss, and will be long-term capital loss if the U.S. Holder held the Shares or ADSs for more than one year. The amount of the loss will equal the difference between the U.S. Holder’s tax basis in the Shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such loss will generally be U.S.-source loss for foreign tax credit purposes.

If we are a PFIC for any year during which a U.S. Holder holds Shares or ADSs, we generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds Shares or ADSs, even if we cease to meet the threshold requirements for PFIC status. U.S. Holders should consult their tax advisers regarding the potential availability of a “deemed sale” election that would allow them to eliminate this continuing PFIC status.

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

If the Shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of Shares or ADSs would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Shares or ADSs are traded on a qualified exchange for at least 15 days during each calendar quarter. A “qualified exchange” includes the NYSE, on which our ADSs are traded, and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service (“IRS”) has not yet identified specific foreign exchanges that are “qualified” for this purpose. Under current law, the mark-to market election may be available to holders of ADSs because the ADSs will be listed on the NYSE, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. However, even if a U.S. Holder makes a mark-to-market election with respect to our Shares or ADSs, a U.S. Holder will not be able to make a mark-to-market election with respect to any of our subsidiaries that are PFICs. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have subsidiary PFICs for which a mark-to-market election may not be available.

If a U.S. Holder is eligible and makes the mark-to-market election, the U.S. Holder will include each year, as ordinary income, the excess, if any, of the fair market value of the Shares or ADSs at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder validly makes the election, the holder’s basis in the Shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Shares or ADSs in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

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

We manage assets and liabilities through various methods including conducting gains and losses impact analysis and balance sheet fair value analysis when market interest rates fluctuate, constructing balance sheets for fixed rate assets and liabilities, and those for floating rate, testing interest rate sensitivities.

The table below of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and long- and short-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2018 were: 3.9% for installment loans, 2.1% for investment in securities (floating and fixed rate), 1.5% for long- and short-term debt and 0.2% for deposits. As of March 31, 2018, the average payment rate of interest rate swaps was 1.2% and the average receipt rate was 0.2%. The average interest rates of financial instruments as of March 31, 2017 were: 4.1% for installment loans, 2.2% for investment in securities (floating and fixed rate), 1.2% for long- and short-term debt and 0.2% for deposits. As of March 31, 2017, the average payment rate of interest rate swaps was 0.9% and the average receipt rate was 0.3%. As of March 31, 2018, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2017. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY

NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2018 Estimated Fair Value
	Year ending March 31,
	2019	2020	2021	2022	2023
	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥251,418	¥129,382	¥98,776	¥77,324	¥55,733	¥359,174	¥971,807	¥965,421
Average interest rate	5.7%	7.3%	7.3%	7.0%	6.9%	4.6%	5.9%	—
Installment loans (floating rate)	¥218,624	¥171,667	¥179,526	¥109,511	¥92,348	¥1,061,353	¥1,833,029	¥1,808,007
Average interest rate	3.2%	3.6%	4.2%	3.5%	3.9%	2.4%	2.9%	—
Investment in securities (fixed rate)	¥72,087	¥61,157	¥68,059	¥33,028	¥35,975	¥707,280	¥977,586	¥1,011,520
Average interest rate	0.9%	0.7%	1.2%	1.4%	1.7%	2.1%	1.8%	—
Investment in securities (floating rate)	¥6,769	¥4,441	¥6,424	¥2,780	¥7,962	¥60,071	¥88,447	¥91,183
Average interest rate	5.1%	5.5%	5.8%	5.0%	5.7%	5.5%	5.5%	—
Liabilities:
Short-term debt	¥306,754	¥0	¥0	¥0	¥0	¥0	¥306,754	¥306,754
Average interest rate	2.3%	—	—	—	—	—	2.3%	—
Deposits	¥1,123,696	¥150,324	¥389,973	¥27,909	¥65,060	¥500	¥1,757,462	¥1,759,248
Average interest rate	0.2%	0.3%	0.3%	0.2%	0.3%	0.2%	0.2%	—
Long-term debt (fixed rate)	¥309,069	¥220,413	¥297,342	¥269,662	¥221,493	¥509,087	¥1,827,066	¥1,815,361
Average interest rate	1.2%	1.5%	1.5%	1.6%	1.5%	1.6%	1.5%	—
Long-term debt (floating rate)	¥342,992	¥282,610	¥205,811	¥194,658	¥263,759	¥709,608	¥1,999,438	¥2,015,168
Average interest rate	1.5%	1.7%	1.4%	1.7%	1.2%	1.3%	1.4%	—

NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2018 Estimated Fair Value
	Year ending March 31,
	2019	2020	2021	2022	2023
	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥67,725	¥32,547	¥8,431	¥12,982	¥27,331	¥147,886	¥296,902	¥(4,596)
Average pay rate	0.7%	0.8%	2.4%	1.4%	1.6%	1.4%	1.2%	—
Average receive rate	0.3%	0.5%	1.4%	0.8%	1.0%	(0.1%)	0.2%	—
Notional amount (fixed to floating)	¥1,372	¥0	¥0	¥29	¥65	¥51	¥1,517	¥(1)
Average pay rate	0.0%	—	—	7.8%	(0.3%)	2.6%	0.2%	—
Average receive rate	2.2%	—	—	7.4%	0.5%	3.4%	2.2%	—

The above table excludes “purchased loans,” which are exposed to interest rate risk, because it is difficult to estimate the timing and extent of collection of such loans. “Purchased loans” are deteriorated credit loans which we acquire at a discount and for which full collection of all contractually required payments from the debtors is unlikely. The total book value of our purchased loans as of March 31, 2018 was ¥18,933 million.

Long-term debt (floating rate) in the table above includes the amount of the ¥94,000 million subordinated syndicated loan (hybrid loan, whose maturity date is year 2076) conducted in fiscal 2017, of which ¥60,000 million and ¥34,000 million can be repaid after 5 years and 7 years, respectively.

We are also exposed to interest rate risks in our life insurance businesses, because revenues from life insurance related investment income fluctuates based on changes in market interest rates, while life insurance premiums and costs do not.

Exchange Rate Risk

We hold foreign currency-denominated assets and liabilities and deal in foreign currencies. It is our policy to match balances of foreign currency-denominated assets and liabilities as a means of hedging exchange rate risk. There are, however, cases where a certain part of our foreign currency-denominated investments are not hedged for such risk.

We have identified all positions including retained earnings accumulated in foreign currencies in our overseas subsidiaries, which is translated to Japanese yen upon consolidation, that are subject to exchange rate risk. ORIX shareholders’ equity is subject to exchange rate risk arising from such translations. Other positions, such as potential losses in future earnings, are calculated using several hypothetical scenarios based on 10% changes in the relevant currencies. Based on these scenarios, exchange losses in future earnings were estimated to be ¥635 million and ¥570 million as of March 31, 2017 and 2018, respectively. The largest of such losses were estimated in scenarios where the euro appreciated 10% against the U.S. dollar from the rate in effect on March 31, 2017 and 2018.

Risk of Market Prices in Stocks

We have marketable stocks that are subject to price risk arising from changes in their market prices. Our shareholders’ equity and net income bear risks due to changes in the market prices of these securities. To manage these risk of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2017 and 2018, respectively, and under such circumstances estimate ¥9,303 million and ¥5,360 million decrease in the fair value of our equity securities as of March 31, 2017 and 2018.

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

PAYMENTS TO ORIX FROM THE DEPOSITARY

The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, and proxy voting and related expenses. In fiscal 2018, this amount was $80,000.

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

Item 15. Controls and Procedures

As of March 31, 2018, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the principal financial officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, as amended). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding the achievement of management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms. There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The internal control over financial reporting process of the ORIX Group was designed by, or under the supervision of, the Company’s Chief Executive Officer and principal financial officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the ORIX Group;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States, and that receipts and expenditures of the ORIX Group are being made only in accordance with authorizations of management and directors of the Company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the ORIX Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2018 by using the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2018.

The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our consolidated financial statements as of and for each of the years in the three-year period ended March 31, 2018, as stated in their attestation report which is included in Item 18 (page F-3).

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

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2017 and 2018, KPMG (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥2,443 million and ¥2,976 million, respectively, for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2017 and 2018, KPMG billed us ¥137 million and ¥119 million, respectively, for audit-related services, including attestation, assurance and related services that are not reported under audit fees.

TAX FEES

In fiscal 2017 and 2018, KPMG billed us ¥161 million and ¥155 million, respectively, for tax-related services, including tax compliance and tax advice.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2018	(a) Total number of Shares Purchased	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs*1,2	(d) Maximum Number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs*1,2
April 2017	23,448,540	¥1,668	23,448,500	0
May 2017	0	0	0	0
June 2017	90	1,761	0	0
July 2017	80	1,773	0	0
August 2017	80	1,803	0	0
September 2017	61	1,748	0	0
October 2017	111	1,852	0	0
November 2017	60	1,994	0	0
December 2017	110	1,889	0	0
January 2018	60	2,072	0	0
February 2018	20	2,106	0	0
March 2018	20	1,942	0	0

Total	23,449,232	¥1,668	23,448,500	¥0

*1	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on October 26, 2016 and February 16, 2017.

•	Classification of shares to be repurchased: Common shares

•	Total number of shares: Up to 39,000,000 shares (approx. 2.97% of the total outstanding shares (excluding treasury shares))

•	Total value of shares to be repurchased: Up to 50 billion yen

•	Repurchase period: From October 27, 2016 to May 15, 2017

•	Method of share repurchase: Open market purchases on the Tokyo Stock Exchange

*2	The share repurchase based on the above resolution at the Board of Directors meeting was completed. The details of share repurchasing are as follows.

•	Classification of shares acquired: Common shares

•	Total number of shares acquired: 23,448,500 shares

•	Total value of shares acquired: 39,108,901,400 yen

•	Acquisition period: From April 1, 2017 to April 21, 2017

•	Acquisition method: Open market purchases on the Tokyo Stock Exchange

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

Under the Companies Act, an outside director is a director (i) who is not an executive director, executive officer (shikko-yaku), manager or any other kind of employee (collectively called “Executive Directors and Employees”) of the Company or its subsidiaries and who has not been the Executive Directors and Employees in the past 10 years of the Company or its subsidiaries; (ii) who has not been the Executive Directors and Employees of the Company or its subsidiaries for the past 10 years from the assumptions of any of the position of director, accounting advisor, or auditor; (iii) who is not a person with a controlling stake in the management of the Company, such as a holder of 50 percent or more of the Company’s shares, etc., or has not been the Executive Directors and Employees of the parent company of the Company; (iv) who has not been the Executive Directors and Employees of any other company with same parent company; and (v) who has not been the spouse or the kin (within the second degree) of any director, manager or any other kind of important employee of the Company, or a person with a controlling stake in the management of the Company, such as a holder of 50 percent or more of the Company’s shares etc.

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

Item 18. Financial Statements

See pages F-1 through F-139.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2017 and 2018 (page F-4 to F-5);

(b)	Consolidated Statements of Income for the years ended March 31, 2016, 2017 and 2018 (page F-6 to F-7);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2016, 2017 and 2018 (page F-8);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2016, 2017 and 2018 (page F-9 to F-10);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2016, 2017 and 2018 (page F-11);

(f)	Notes to Consolidated Financial Statements (page F-12 to F-138);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-139).

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 26, 2018.

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on July 21, 2017.

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on May 27, 2016.

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1	List of subsidiaries.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2014, commission file number 001-14856).

Exhibit 12.1	Certifications required by Rule 13a-14 (a) (17 CFR 240.13a-14 (a)) or Rule 15d-14 (a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14 (b) (17 CFR 240.13a-14 (b)) or Rule 15d-14 (b) (17 CFR 240.15d 14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm

Exhibit 101	Instance Document.

Exhibit 101	Schema Document.

Exhibit 101	Calculation Linkbase Document.

Exhibit 101	Definition Linkbase Document.

Exhibit 101	Labels Linkbase Document.

Exhibit 101	Presentation Linkbase Document.

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

ORIX KABUSHIKI KAISHA

By:	/s/ HITOMARO YANO
Name:	Hitomaro Yano
Title:	Attorney-in-Fact Executive Officer

Date: June 28, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

ORIX Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries (the “Company”) as of March 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes and financial statement schedule II (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 28, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG AZSA LLC

We have served as the Company’s auditor since 1985.

Tokyo, Japan

June 28, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

ORIX Corporation

Opinion on Internal Control Over Financial Reporting

We have audited ORIX Corporation (a Japanese corporation) and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of March 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2018, and the related notes and financial statement schedule II (collectively, the “consolidated financial statements”), and our report dated June 28, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

KPMG AZSA LLC

Tokyo, Japan

June 28, 2018

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2017 AND 2018

ORIX Corporation and Subsidiaries

			Millions of yen
			2017	2018
ASSETS
Cash and Cash Equivalents			¥1,039,870	¥1,321,241
Restricted Cash			93,342	83,876
Investment in Direct Financing Leases			1,204,024	1,194,888
Installment Loans			2,815,706	2,823,769
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥19,232	million
March 31, 2018	¥17,260	million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses			(59,227)	(54,672)
Investment in Operating Leases			1,313,164	1,344,926
Investment in Securities			2,026,512	1,729,455
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥24,894	million
March 31, 2018	¥37,631	million
Property under Facility Operations			398,936	434,786
Investment in Affiliates			524,234	591,363
Trade Notes, Accounts and Other Receivable			283,427	294,773
Inventories			117,863	111,001
Office Facilities			110,781	112,962
Other Assets			1,363,263	1,437,614
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥22,116	million
March 31, 2018	¥15,008	million

Total Assets			¥11,231,895	¥11,425,982

Note	: The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	2017	2018
Cash and Cash Equivalents	¥5,674	¥4,553
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	90,822	43,942
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	186,818	36,991
Investment in Operating Leases	151,686	124,998
Property under Facility Operations	109,656	108,115
Investment in Affiliates	53,046	52,450
Other	105,591	74,645

	¥703,293	¥445,694

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF MARCH 31, 2017 AND 2018

ORIX Corporation and Subsidiaries

			Millions of yen
			2017	2018
LIABILITIES AND EQUITY
Liabilities:
Short-term Debt			¥283,467	¥306,754
Deposits			1,614,608	1,757,462
Trade Notes, Accounts and Other Payable			251,800	262,301
Policy Liabilities and Policy Account Balances			1,564,758	1,511,246
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥605,520	million
March 31, 2018	¥444,010	million
Income Taxes:
Current			93,884	18,798
Deferred			351,828	348,149
Long-term Debt			3,854,984	3,826,504
Other Liabilities			562,393	588,474

Total Liabilities			8,577,722	8,619,688

Redeemable Noncontrolling Interests			6,548	7,420

Commitments and Contingent Liabilities
Equity:
Common stock:			220,524	220,961
Authorized:	2,590,000,000	shares
Issued:
March 31, 2017	1,324,107,328	shares
March 31, 2018	1,324,495,728	shares
Additional Paid-in Capital			268,138	267,291
Retained Earnings			2,077,474	2,315,283
Accumulated Other Comprehensive Income (Loss)			(21,270)	(45,566)
Treasury Stock, at Cost:			(37,168)	(75,545)
March 31, 2017	21,520,267	shares
March 31, 2018	44,494,856	shares

ORIX Corporation Shareholders’ Equity			2,507,698	2,682,424
Noncontrolling Interests			139,927	116,450

Total Equity			2,647,625	2,798,874

Total Liabilities and Equity			¥11,231,895	¥11,425,982

Notes

1:  The Company’s shares held through the Board Incentive Plan Trust (2,126,076 shares as of March 31, 2017 and 1,651,443 shares as of March 31, 2018) are included in the number of treasury stock shares as of March 31, 2017 and 2018.

2: The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	2017	2018
Trade Notes, Accounts and Other Payable	¥2,998	¥1,102
Long-Term Debt	438,473	263,973
Other	10,391	8,047

	¥451,862	¥273,122

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

ORIX Corporation and Subsidiaries

	Millions of yen
	2016	2017	2018
Revenues:
Finance revenues	¥200,889	¥200,584	¥214,104
Gains on investment securities and dividends	35,786	30,328	43,302
Operating leases	373,910	398,655	379,665
Life insurance premiums and related investment income	189,421	295,940	351,590
Sales of goods and real estate	834,010	1,015,249	1,079,052
Services income	735,186	737,903	795,058

Total revenues	2,369,202	2,678,659	2,862,771

Expenses:
Interest expense	72,821	72,910	76,815
Costs of operating leases	245,069	243,537	252,327
Life insurance costs	121,282	200,158	255,070
Costs of goods and real estate sold	748,259	928,794	1,003,509
Services expense	445,387	451,277	482,796
Other (income) and expense, net	(3,729)	(4,396)	429
Selling, general and administrative expenses	422,692	418,746	431,594
Provision for doubtful receivables and probable loan losses	11,717	22,667	17,265
Write-downs of long-lived assets	13,448	9,134	5,525
Write-downs of securities	4,515	6,608	1,246

Total expenses	2,081,461	2,349,435	2,526,576

Operating Income	287,741	329,224	336,195
Equity in Net Income of Affiliates	45,694	26,520	50,103
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	57,867	63,419	49,203
Bargain Purchase Gain	0	5,802	0

Income before Income Taxes	391,302	424,965	435,501
Provision for Income Taxes	120,312	144,039	113,912

Net Income	270,990	280,926	321,589

Net Income Attributable to the Noncontrolling Interests	10,002	7,255	8,002

Net Income Attributable to the Redeemable Noncontrolling Interests	819	432	452

Net Income Attributable to ORIX Corporation Shareholders	¥260,169	¥273,239	¥313,135

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

ORIX Corporation and Subsidiaries

	Yen
	2016	2017	2018
Amounts per Share of Common Stock for Income Attributable to ORIX Corporation Shareholders:
Basic:
Net Income Attributable to ORIX Corporation Shareholders	¥198.73	¥208.88	¥244.40
Diluted:
Net Income Attributable to ORIX Corporation Shareholders	¥198.52	¥208.68	¥244.15
Cash Dividends	58.00	46.75	56.25

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

ORIX Corporation and Subsidiaries

	Millions of yen
	2016	2017	2018
Net Income	¥270,990	¥280,926	¥321,589

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(3,121)	(14,926)	(22,834)
Net change of defined benefit pension plans	(4,123)	7,670	(2,962)
Net change of foreign currency translation adjustments	(26,957)	(5,968)	(1,955)
Net change of unrealized gains (losses) on derivative instruments	(4,063)	326	779

Total other comprehensive income (loss)	(38,264)	(12,898)	(26,972)

Comprehensive Income	232,726	268,028	294,617

Comprehensive Income Attributable to the Noncontrolling Interests	7,414	4,276	6,433

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	1,738	374	36

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥223,574	¥263,378	¥288,148

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2015	¥220,056	¥255,595	¥1,672,585	¥30,373	¥(26,411)	¥2,152,198	¥165,873	¥2,318,071

Contribution to subsidiaries						0	6,801	6,801
Transaction with noncontrolling interests		1,918				1,918	(10,519)	(8,601)
Comprehensive income, net of tax:
Net income			260,169			260,169	10,002	270,171
Other comprehensive income(loss)
Net change of unrealized gains (losses) on investment in securities				(3,145)		(3,145)	24	(3,121)
Net change of defined benefit pension plans				(4,436)		(4,436)	313	(4,123)
Net change of foreign currency translation adjustments				(25,197)		(25,197)	(2,679)	(27,876)
Net change of unrealized gains (losses) on derivative instruments				(3,817)		(3,817)	(246)	(4,063)

Total other comprehensive income(loss)						(36,595)	(2,588)	(39,183)

Total comprehensive income						223,574	7,414	230,988

Cash dividends			(76,034)			(76,034)	(7,181)	(83,215)
Exercise of stock options	413	409				822	0	822
Acquisition of treasury stock					(2)	(2)	0	(2)
Disposal of treasury stock		(426)	(53)		727	248	0	248
Adjustment of redeemable noncontrolling interests to redemption value			7,557			7,557	0	7,557
Other, net		133	17			150	0	150

Balance at March 31, 2016	¥220,469	¥257,629	¥1,864,241	¥(6,222)	¥(25,686)	¥2,310,431	¥162,388	¥2,472,819

Contribution to subsidiaries						0	20,811	20,811
Transaction with noncontrolling interests		10,516		(5,187)		5,329	(42,421)	(37,092)
Comprehensive income, net of tax:
Net income			273,239			273,239	7,255	280,494
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(14,918)		(14,918)	(8)	(14,926)
Net change of defined benefit pension plans				7,508		7,508	162	7,670
Net change of foreign currency translation adjustments				(2,725)		(2,725)	(3,185)	(5,910)
Net change of unrealized gains (losses) on derivative instruments				274		274	52	326

Total other comprehensive income (loss)						(9,861)	(2,979)	(12,840)

Total comprehensive income						263,378	4,276	267,654

Cash dividends			(61,299)			(61,299)	(5,127)	(66,426)
Exercise of stock options	55	26				81	0	81
Acquisition of treasury stock					(12,128)	(12,128)	0	(12,128)
Disposal of treasury stock		(409)			646	237	0	237
Adjustment of redeemable noncontrolling interests to redemption value			1,293			1,293	0	1,293
Other, net		376				376	0	376

Balance at March 31, 2017	¥220,524	¥268,138	¥2,077,474	¥(21,270)	¥(37,168)	¥2,507,698	¥139,927	¥2,647,625

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2017	¥220,524	¥268,138	¥2,077,474	¥(21,270)	¥(37,168)	¥2,507,698	¥139,927	¥2,647,625

Contribution to subsidiaries						0	13,830	13,830
Transaction with noncontrolling interests		(972)		(1)		(973)	(35,522)	(36,495)
Comprehensive income, net of tax:
Net income			313,135			313,135	8,002	321,137
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(22,746)		(22,746)	(88)	(22,834)
Net change of defined benefit pension plans				(2,984)		(2,984)	22	(2,962)
Net change of foreign currency translation adjustments				(2)		(2)	(1,537)	(1,539)
Net change of unrealized gains (losses) on derivative instruments				745		745	34	779

Total other comprehensive income (loss)						(24,987)	(1,569)	(26,556)

Total comprehensive income						288,148	6,433	294,581

Cash dividends			(72,757)			(72,757)	(8,218)	(80,975)
Exercise of stock options	437	219				656	0	656
Acquisition of treasury stock					(39,110)	(39,110)	0	(39,110)
Disposal of treasury stock		(476)			733	257	0	257
Adjustment of redeemable noncontrolling interests to redemption value			(1,876)			(1,876)	0	(1,876)
Reclassification of change in accounting standards			(692)	692		0	0	0
Other, net		382	(1)			381	0	381

Balance at March 31, 2018	¥220,961	¥267,291	¥2,315,283	¥(45,566)	¥(75,545)	¥2,682,424	¥116,450	¥2,798,874

Notes	1: Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 18 “Redeemable Noncontrolling Interests.”

2:  Reclassification of change in accounting standards represents the amounts reclassified for the early adoption of the Accounting Standards Update 2018-02 (“Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”—ASC 220 (“Income Statement—Reporting Comprehensive Income”)).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2016, 2017 AND 2018

ORIX Corporation and Subsidiaries

	Millions of yen
	2016	2017	2018
Cash Flows from Operating Activities:
Net income	¥270,990	¥280,926	¥321,589
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	244,853	253,677	279,923
Provision for doubtful receivables and probable loan losses	11,717	22,667	17,265
Equity in net income of affiliates (excluding interest on loans)	(44,333)	(24,549)	(46,587)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(57,867)	(63,419)	(49,203)
Bargain purchase gain	0	(5,802)	0
Gains on sales of available-for-sale securities	(32,126)	(30,701)	(30,716)
Gains on sales of operating lease assets	(38,340)	(69,265)	(35,291)
Write-downs of long-lived assets	13,448	9,134	5,525
Write-downs of securities	4,515	6,608	1,246
Deferred tax provision	42,528	25,318	5,588
Decrease in restricted cash	9,009	155	450
Decrease in trading securities	461,298	159,809	144,367
Decrease (Increase) in inventories	20,935	(5,318)	10,609
Decrease (Increase) in trade notes, accounts and other receivable	(8,224)	8,362	(13,984)
Increase (Decrease) in trade notes, accounts and other payable	(41,004)	(6,660)	17,831
Decrease in policy liabilities and policy account balances	(405,014)	(103,878)	(53,512)
Income taxes payable, net	47,065	67,904	(74,241)
Other, net	11,112	58,987	45,765

Net cash provided by operating activities	510,562	583,955	546,624

Cash Flows from Investing Activities:
Purchases of lease equipment	(991,154)	(894,300)	(971,163)
Principal payments received under direct financing leases	515,053	483,627	470,870
Installment loans made to customers	(1,101,807)	(1,309,056)	(1,396,724)
Principal collected on installment loans	948,057	1,063,339	1,184,298
Proceeds from sales of operating lease assets	239,911	321,328	285,954
Investment in affiliates, net	(70,569)	(51,529)	(110,547)
Proceeds from sales of investment in affiliates	20,991	97,453	74,742
Purchases of available-for-sale securities	(864,874)	(466,314)	(399,362)
Proceeds from sales of available-for-sale securities	464,232	549,865	456,270
Proceeds from redemption of available-for-sale securities	381,099	105,255	97,565
Purchases of held-to-maturity securities	(538)	(306)	0
Purchases of other securities	(32,818)	(22,737)	(40,021)
Proceeds from sales of other securities	48,594	31,829	43,959
Purchases of property under facility operations	(91,492)	(95,601)	(80,095)
Acquisitions of subsidiaries, net of cash acquired	(47,324)	(79,405)	(66,418)
Sales of subsidiaries, net of cash disposed	39,437	55,530	57,205
Other, net	(9,327)	(26,586)	(18,111)

Net cash used in investing activities	(552,529)	(237,608)	(411,578)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(4,707)	793	50,900
Proceeds from debt with maturities longer than three months	1,376,125	1,319,523	1,488,259
Repayment of debt with maturities longer than three months	(1,470,325)	(1,456,366)	(1,396,531)
Net increase in deposits due to customers	111,220	216,118	143,318
Cash dividends paid to ORIX Corporation shareholders	(76,034)	(61,299)	(72,757)
Acquisition of treasury stock	(2)	(12,128)	(39,110)
Contribution from noncontrolling interests	6,117	5,599	4,740
Purchases of shares of subsidiaries from noncontrolling interests	(4,764)	(25,840)	(11,299)
Cash dividends paid to redeemable noncontrolling interests	(11,272)	0	(1,040)
Net increase (decrease) in call money	36,500	(14,500)	(18,000)
Other, net	(10,859)	(5,359)	(4,898)

Net cash provided by (used in) financing activities	(48,001)	(33,459)	143,582

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(7,130)	(3,438)	2,743

Net increase (decrease) in Cash and Cash Equivalents	(97,098)	309,450	281,371

Cash and Cash Equivalents at Beginning of Year	827,518	730,420	1,039,870

Cash and Cash Equivalents at End of Year	¥730,420	¥1,039,870	¥1,321,241

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORIX Corporation and Subsidiaries

1. Significant Accounting and Reporting Policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States (“U.S. GAAP”), except for the accounting for stock splits. Significant accounting and reporting policies are summarized as follows:

(a) Basis of presenting financial statements

The Company and its subsidiaries in Japan maintain their books in conformity with Japanese accounting practices, which differ in certain respects from U.S. GAAP.

The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and, therefore, reflect certain adjustments to the books and records of the Company and its subsidiaries. The principal adjustments relate to initial direct costs to originate leases and loans, use of a straight-line basis of depreciation for operating lease assets, deferral of life insurance policy acquisition costs, calculation of insurance policy liabilities, accounting for goodwill and other intangible assets in business combinations, accounting for contingent consideration in business combinations, accounting for pension plans, accounting for sales of the parent’s ownership interest in subsidiaries, accounting for securitization of financial assets, accounting for fair value option and reflection of the income tax effect on such adjustments.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied. In addition, the consolidated financial statements include variable interest entities to which the Company and its subsidiaries are primary beneficiaries.

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

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

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

(1) Revenues from direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. The estimated unguaranteed residual value is based on market value of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Revenues from installment loans

Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation and is depreciated over their estimated useful lives mainly on a straight-line basis. The estimated average useful lives of principal operating lease assets classified as transportation equipment is 10 years, measuring and information-related equipment is 4 years, real estate (other than land) is 30 years and other is 7 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment.

Sales of goods and real estate—

(1) Sales of goods

The Company and its subsidiaries sell to our customers various types of goods, including precious metals and jewels. Revenues from such sales of goods are recognized when persuasive evidence of an arrangement

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

exists, delivery has occurred, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the goods and assumed the risks and rewards of ownership. Revenues are recognized net of estimated sales returns and incentives.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The insurance contracts sold by the subsidiary include variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investments in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.

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

Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of the subsidiary, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

(j) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

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

The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

The ineffective portion of changes in fair value of derivatives that qualify as a hedge are recorded in earnings.

For all hedging relationships that are designated and qualified as hedging, at inception the Company and its subsidiaries formally document the details of the hedging relationship and the hedged activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

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

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2018 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock splits were not considered to be stock dividends under U.S. GAAP.

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(q) Restricted cash

Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans, deposits held on behalf of third parties in the aircraft-related business and others.

(r) Property under facility operations

Property under facility operations consist primarily of operating facilities (including golf courses, hotels, training facilities and senior housings) and environmental assets (including mega solar), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2016, 2017 and 2018 were ¥16,321 million, ¥20,976 million and ¥25,444 million, respectively. Accumulated depreciation was ¥85,255 million and ¥101,103 million as of March 31, 2017 and 2018, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for structures and up to 30 years for others.

(s) Trade notes, accounts and other receivable

Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets and payment made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts.

(t) Inventories

Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandises for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2017 and 2018, residential condominiums under development were ¥60,920 million and ¥51,415 million, respectively, and completed residential condominiums and merchandises for sale were ¥56,943 million and ¥59,586 million, respectively.

The Company and its subsidiaries recorded ¥168 million, ¥916 million and ¥936 million of write-downs principally on completed residential condominiums and merchandise for sale for fiscal 2016, 2017 and 2018, respectively, primarily resulting from a decrease in expected sales price. These write-downs were recorded in cost of goods and real estate sold and principally included in the Investment and Operation segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2016, 2017 and 2018 were ¥5,110 million, ¥5,380 million and ¥5,131 million, respectively. Accumulated depreciation was ¥47,534 million and ¥51,395 million as of March 31, 2017 and 2018, respectively. Estimated useful lives range up to 65 years for buildings and structures and up to 22 years for machinery and equipment.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and construction of real estate for operating lease, prepaid benefit cost, servicing assets, derivative assets and deferred tax assets.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

(z) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥1,639 million, ¥1,066 million and ¥1,043 million in fiscal 2016, 2017 and 2018, respectively, primarily related to specific environment and energy assets and long-term real estate development projects.

(aa) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2016, 2017 and 2018 were ¥21,276 million, ¥25,309 million and ¥26,083 million, respectively.

(ab) Earnings per share

Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(ac) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

These Updates are effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2017. Early adoption is permitted only for the fiscal year beginning after December 15, 2016, and interim periods within the fiscal year. An entity should apply the amendments in these Updates using either a retrospective method or a cumulative-effect method. The entity may elect some optional practical expedients when applying these Updates. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying these Updates as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. The Company and its subsidiaries will adopt these Updates on April 1, 2018, using the cumulative-effect method, for only those contracts that are not completed at the date of initial adoption. These Updates require a number of new disclosures to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The scope of these Updates excludes lease contracts, financial instruments and other contractual rights and obligations within the scope of other ASC Topics including loans, investments in securities and derivatives and also excludes contracts within the scope of ASC Topic 944 (“Financial Services—Insurance”). Based on the Company and its subsidiaries’ assessment and estimates, the impact of the application of these Updates will result in a change in the timing of revenue recognition and accounting policy for performance fees received from customers regarding asset management business. Currently, certain subsidiaries recognize such fees when earned based on the performance of the asset under management, while other subsidiaries recognize the fees on accrual basis over the period in which services are performed. New guidance requires recognizing such fees as revenue to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Additionally, there will be changes in the timing of revenue recognition and accounting policy for the certain project-based orders in real estate business for which the Company and its subsidiaries currently apply the percentage-of-completion or completed contract method. Under the new guidance, there are specific criteria to determine if a performance obligation should be satisfied over time or at a point in time. In some cases, the revenue recognition timing will change from current practice based on applying the specific criteria under the new guidance. Further, the Company and its subsidiaries will expand its disclosures regarding these revenue streams, to discuss contract balances, performance obligations, significant judgments made, and contract costs. The adoption of these Updates will not have material effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2015, Accounting Standards Update 2015-11 (“Simplifying the Measurement of Inventory”—ASC 330 (“Inventory”)) was issued. This Update applies to all inventory except for which is measured using last-in, first-out (LIFO) or the retail inventory method, and requires an entity to measure inventory at the lower of cost and net realizable value. Additionally, this Update defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Company and its subsidiaries adopted this Update on April 1, 2017. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) was issued. This Update revises accounting related to the classification and measurement of equity investments. This Update also revises the presentation of certain fair value changes for financial liabilities measured at fair value. Additionally, this Update amends certain disclosure requirements associated with the fair value of financial instruments. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early application to financial statements of fiscal years or interim periods that have not yet been issued is permitted as of the beginning of the fiscal year of adoption. The amendments in this Update should be applied by means of cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. And the amendments relate to equity investments without readily determinable fair value are to be applied prospectively. The Company and its subsidiaries will adopt this Update on April 1, 2018. The impact of adopting this Update will result in recognizing unrealized changes in fair value of equity investments through earnings rather than other comprehensive income. Equity investments currently accounted for under the cost method of accounting will be accounted for either at fair value with changes in fair value recognized in earnings or using alternative method that requires carrying value to be adjusted by using subsequent observable transactions. The effect of the adoption of this Update on the Company and its subsidiaries’ financial position at the adoption date will be a decrease of ¥2,899 million in accumulated other comprehensive income and an increase of ¥2,899 million in retained earnings in the consolidated balance sheets.

In February 2016, Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) was issued. This Update requires a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some important changes. This Update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply. The Company and its subsidiaries will adopt this Update on April 1, 2019. Based on the Company and its subsidiaries’ initial assessment and best estimates to date, the impact of the application of the Update will likely result in gross up of right -of-use assets and corresponding lease liabilities principally for operating leases where it is the lessee, such as ground leases and office and equipment leases. Other than the impact that have been currently identified, the Company and its subsidiaries continue to evaluate the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In March 2016, Accounting Standards Update 2016-07 (“Simplifying the Transition to the Equity Method Accounting”—ASC 323 (“Investments—Equity Method and Joint Ventures”)) was issued. This Update eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. This Update also requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and requires that an entity that has an available-for sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The Company and its subsidiaries adopted this Update on April 1, 2017. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In June 2016, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This Update significantly changes how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of this Update. This Update also makes targeted amendments to the current impairment model for available-for-sale debt securities. This Update is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in this Update should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company and its subsidiaries will adopt this Update on April 1, 2020. The Company and its subsidiaries continue to evaluate the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In August 2016, Accounting Standards Update 2016-15 (“Classification of Certain Cash Receipts and Cash Payments”—ASC 230 (“Statement of Cash Flows”)) was issued. This Update amends ASC 230 to add or clarify guidance on the classification of certain cash receipts and cash payments in the statement of cash flows. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. This Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company and its subsidiaries will adopt this Update on April 1, 2018. Generally, the effect of adopting this Update on the Company and its subsidiaries’ statement of cash flows will depend on future transactions.

In October 2016, Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) was issued. This Update eliminates the exception to defer the income tax consequences of intra-entity transfers of assets other than inventory until the assets are ultimately sold to an outside party and requires the recognition of the current and deferred tax consequences when those transfers occur. This Update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. This Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company and its subsidiaries will adopt this Update on April 1, 2018. The effect of the adoption of this Update on the Company and its subsidiaries’ financial position at the adoption date will be an increase of ¥3,772 million in retained earnings in the consolidated balance sheets.

In October 2016, Accounting Standards Update 2016-17 (“Interests Held through Related Parties That Are under Common Control”—ASC 810 (“Consolidation”)) was issued. This Update amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The Company and its subsidiaries adopted this Update on April 1, 2017. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

In January 2017, Accounting Standards Update 2017-04 (“Simplifying the Test for Goodwill Impairment”—ASC 350 (“Intangible—Goodwill and Other”)) was issued. This Update eliminates Step 2 from the current goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This Update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. This Update is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019 and should be applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates on or after January 1, 2017. The Company and its subsidiaries will adopt this Update on April 1, 2020. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operation or financial position will depend on the outcomes of future goodwill impairment tests.

In August 2017, Accounting Standards Update 2017-12 (“Targeted Improvements to Accounting for Hedging Activities”—ASC 815 (“Derivatives and Hedging”)) was issued. This Update changes the recognition and presentation requirements of hedge accounting including eliminating the requirement to separately measure and report hedge ineffectiveness and presenting all items that affect earnings in the same income statement line as the hedged item. This Update is effective for fiscal years beginning after December 15, 2018, and interim period within those fiscal years. Early adoption is permitted, including in an interim period. For cash flow hedges and net investment hedges existing at the date of adoption, an entity should apply a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings as of the beginning of fiscal year that an entity adopts the amendment in this Update. The amended presentation and disclosure guidance is required only prospectively. At present, the Company and its subsidiaries will adopt this Update on April 1, 2019. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position.

In February 2018, Accounting Standards Update 2018-02 (“Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”—ASC 220 (“Income Statement—Reporting Comprehensive Income”)) was issued. This Update provides the option to reclassify certain stranded tax effects resulting from the Tax Cuts and Jobs Act, which was enacted on December 22, 2017, from accumulated other comprehensive income to retained earnings. The Company and its subsidiaries early adopted this Update on January 1, 2018. The effect of the early adoption on the Company and its subsidiaries’ financial position at the adoption date was an increase of ¥692 million in accumulated other comprehensive income and a decrease of ¥692 million in retained earnings in the consolidated balance sheets.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and 2018:

March 31, 2017

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥19,232	¥0	¥19,232	¥0
Trading securities	569,074	37,500	531,574	0
Available-for-sale securities:	1,165,417	93,995	946,906	124,516
Japanese and foreign government bond securities*2	345,612	2,748	342,864	0
Japanese prefectural and foreign municipal bond securities	168,822	0	168,822	0
Corporate debt securities*3	393,644	11,464	380,562	1,618
Specified bonds issued by SPEs in Japan	1,087	0	0	1,087
CMBS and RMBS in the Americas	98,501	0	40,643	57,858
Other asset-backed securities and debt securities	64,717	0	764	63,953
Equity securities*4	93,034	79,783	13,251	0
Other securities:	27,801	0	0	27,801
Investment funds*5	27,801	0	0	27,801
Derivative assets:	22,999	734	17,032	5,233
Interest rate swap agreements	304	0	304	0
Options held/written and other	5,804	0	571	5,233
Futures, foreign exchange contracts	12,346	734	11,612	0
Foreign currency swap agreements	4,545	0	4,545	0
Netting*6	(4,019)	0	0	0
Net derivative assets	18,980	0	0	0
Other assets:	22,116	0	0	22,116
Reinsurance recoverables*7	22,116	0	0	22,116

Total	¥1,826,639	¥132,229	¥1,514,744	¥179,666

Liabilities:
Derivative liabilities:	¥16,295	¥165	¥16,130	¥0
Interest rate swap agreements	4,567	0	4,567	0
Options held/written and other	1,071	0	1,071	0
Futures, foreign exchange contracts	8,821	165	8,656	0
Foreign currency swap agreements	1,677	0	1,677	0
Credit derivatives held	159	0	159	0
Netting*6	(4,019)	0	0	0
Net derivative Liabilities	12,276	0	0	0
Policy Liabilities and Policy Account Balances:	605,520	0	0	605,520
Variable annuity and variable life insurance contracts*8	605,520	0	0	605,520

Total	¥621,815	¥165	¥16,130	¥605,520

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2018

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥17,260	¥0	¥17,260	¥0
Trading securities	422,053	35,766	386,287	0
Available-for-sale securities:	1,015,477	65,716	828,844	120,917
Japanese and foreign government bond securities*2	275,810	3,949	271,861	0
Japanese prefectural and foreign municipal bond securities	163,236	0	163,236	0
Corporate debt securities*3	366,475	8,882	354,556	3,037
Specified bonds issued by SPEs in Japan	861	0	0	861
CMBS and RMBS in the Americas	74,176	0	38,166	36,010
Other asset-backed securities and debt securities	81,321	0	312	81,009
Equity securities*4	53,598	52,885	713	0
Other securities:	37,879	0	0	37,879
Investment funds*5	37,879	0	0	37,879
Derivative assets:	21,831	507	19,033	2,291
Interest rate swap agreements	327	0	327	0
Options held/written and other	7,025	0	4,734	2,291
Futures, foreign exchange contracts	14,057	507	13,550	0
Foreign currency swap agreements	422	0	422	0
Netting*6	(2,105)	0	0	0
Net derivative assets	19,726	0	0	0
Other assets:	15,008	0	0	15,008
Reinsurance recoverables*7	15,008	0	0	15,008

Total	¥1,529,508	¥101,989	¥1,251,424	¥176,095

Liabilities:
Derivative liabilities:	¥12,400	¥318	¥12,082	¥0
Interest rate swap agreements	4,924	0	4,924	0
Options held/written and other	701	0	701	0
Futures, foreign exchange contracts	3,447	318	3,129	0
Foreign currency swap agreements	3,220	0	3,220	0
Credit derivatives held	108	0	108	0
Netting*6	(2,105)	0	0	0
Net derivative Liabilities	10,295	0	0	0
Policy Liabilities and Policy Account Balances:	444,010	0	0	444,010
Variable annuity and variable life insurance contracts*8	444,010	0	0	444,010

Total	¥456,410	¥318	¥12,082	¥444,010

*1

A certain subsidiary elected the fair value option on the loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “Other (income) and expense, net” in the consolidated statements of income were a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

loss from the change in the fair value of the loans of ¥71 million for fiscal 2016, a gain from the change in the fair value of the loans of ¥31 million for fiscal 2017 and a loss from the change in the fair value of the loans of ¥663 million for fiscal 2018. No gains or losses were recognized in earnings for fiscal 2016, 2017 and 2018 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loan held for sale as of March 31, 2017, were ¥18,362 million and ¥19,232 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥870 million. The amounts of aggregate unpaid principal balance and aggregate fair value as of March 31, 2018, were ¥16,873 million and ¥17,260 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥387 million. As of March 31, 2017 and 2018, there were no loans that were 90 days or more past due, or in non-accrual status.

*2	A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥12 million and ¥12 million from the change in the fair value of those investments for fiscal 2017 and 2018. The amounts of aggregate fair value elected the fair value option were ¥1,015 million and ¥719 million as of March 31, 2017 and 2018, respectively.
*3	A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥31 million and ¥181 million from the change in the fair value of those investments for fiscal 2017 and 2018. The amounts of aggregate fair value elected the fair value option were ¥1,026 million and ¥8,882 million as of March 31, 2017 and 2018, respectively.
*4	A certain subsidiary elected the fair value option for investments in equity securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥202 million, gains of ¥1,277 million and ¥961 million from the change in the fair value of those investments for fiscal 2016, 2017 and 2018. The amount of aggregate fair value elected the fair value option were ¥15,400 million and ¥22,365 million as of March 31, 2017 and 2018, respectively.
*5	Certain subsidiaries elected the fair value option for certain investments in investment funds included in other securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥4 million, gains of ¥699 million and ¥1,456 million from the change in the fair value of those investments for fiscal 2016, 2017 and 2018. The amounts of aggregate fair value elected the fair value option were ¥7,453 million and ¥5,665 million as of March 31, 2017 and 2018, respectively.
*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7	Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥22,116 million and ¥15,008 million as of March 31, 2017 and 2018, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings for fiscal 2017 and 2018, see Note 23 “Life Insurance Operations.”
*8	Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match the earnings recognized for the changes in the fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥605,520 million and ¥444,010 million as of March 31, 2017 and 2018, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings for fiscal 2017 and 2018, see Note 23 “Life Insurance Operations.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. In fiscal 2017, there were no transfers between Level 1 and Level 2. In fiscal 2018, equity securities totaling ¥3,887 million were transferred from level 2 to level 1, since the inputs became available to use the quoted price in active markets.

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in fiscal 2016, 2017 and 2018:

2016

	Millions of yen
										Change in
										unrealized
										gains or losses
	Balance at April 1, 2015	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/or out of Level 3 (net)*5	Balance at March 31, 2016	included in earnings for assets and liabilities still held at March 31, 2016*1
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale securities	¥97,051	¥922	¥(10,458)	¥(9,536)	¥47,886	¥(15,632)	¥(19,378)	¥(869)	¥99,522	¥(679)
Corporate debt securities	0	1	0	1	5	(1)	0	0	5	0
Specified bonds issued by SPEs in Japan	7,280	5	16	21	0	(1,885)	(1,955)	0	3,461	2
CMBS and RMBS in the Americas	22,658	424	(3,831)	(3,407)	26,431	(2,401)	(4,788)	0	38,493	(763)
Other asset- backed securities and debt securities	66,252	492	(6,651)	(6,159)	21,450	(11,345)	(12,635)	0	57,563	82
Equity securities	861	0	8	8	0	0	0	(869)	0	0
Other securities	8,723	1,146	(2,194)	(1,048)	10,933	(857)	0	0	17,751	849
Investment funds	8,723	1,146	(2,194)	(1,048)	10,933	(857)	0	0	17,751	849
Derivative assets and liabilities (net)	11,870	(4,596)	0	(4,596)	5,857	0	(4,923)	0	8,208	(4,596)
Options held/written and other	11,870	(4,596)	0	(4,596)	5,857	0	(4,923)	0	8,208	(4,596)
Other asset	36,038	(8,482)	0	(8,482)	10,669	0	(370)	0	37,855	(8,482)
Reinsurance recoverables*6	36,038	(8,482)	0	(8,482)	10,669	0	(370)	0	37,855	(8,482)
Accounts payable	5,533	3,059	0	3,059	0	0	(2,474)	0	0	0
Contingent consideration	5,533	3,059	0	3,059	0	0	(2,474)	0	0	0
Policy Liabilities and Policy Account Balances	1,254,483	40,751	0	40,751	0	0	(418,731)	0	795,001	40,751
Variable annuity and variable life insurance contracts*7	1,254,483	40,751	0	40,751	0	0	(418,731)	0	795,001	40,751

2017

	Millions of yen
										Change in
										unrealized
										gains or losses
		Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/or out of Level 3 (net)*5	Balance at March 31, 2017	included in earnings for assets and liabilities still held at March 31, 2017*1
	Balance at April 1, 2016	Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale securities	¥99,522	¥287	¥10,106	¥10,393	¥37,212	¥(6,545)	¥(16,066)	¥0	¥124,516	¥98
Corporate debt securities	5	0	(3)	(3)	1,800	0	(184)	0	1,618	0
Specified bonds issued by SPEs in Japan	3,461	1	(29)	(28)	0	(1,200)	(1,146)	0	1,087	0
CMBS and RMBS in the Americas	38,493	202	2,674	2,876	21,871	(466)	(4,916)	0	57,858	23
Other asset-backed securities and debt securities	57,563	84	7,464	7,548	13,541	(4,879)	(9,820)	0	63,953	75
Other securities	17,751	639	475	1,114	14,521	(5,585)	0	0	27,801	581
Investment funds	17,751	639	475	1,114	14,521	(5,585)	0	0	27,801	581
Derivative assets and liabilities (net)	8,208	(4,141)	0	(4,141)	2,480	0	(1,314)	0	5,233	(4,141)
Options held/written and other	8,208	(4,141)	0	(4,141)	2,480	0	(1,314)	0	5,233	(4,141)
Other asset	37,855	(22,398)	0	(22,398)	8,309	0	(1,650)	0	22,116	(22,398)
Reinsurance recoverables*6	37,855	(22,398)	0	(22,398)	8,309	0	(1,650)	0	22,116	(22,398)
Policy Liabilities and Policy Account Balances	795,001	3,651	0	3,651	0	0	(185,830)	0	605,520	3,651
Variable annuity and variable life insurance contracts*7	795,001	3,651	0	3,651	0	0	(185,830)	0	605,520	3,651

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

2018

	Millions of yen
										Change in
										unrealized
										gains or losses
	Balance at April 1, 2017	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)*5	Balance at March 31, 2018	included in earnings for assets and liabilities still held at March 31, 2018*1
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale securities	¥124,516	¥3,690	¥(5,717)	¥(2,027)	¥79,925	¥(37,942)	¥(43,555)	¥0	¥120,917	¥(35)
Corporate debt securities	1,618	0	2	2	2,050	0	(633)	0	3,037	0
Specified bonds issued by SPEs in Japan	1,087	16	(3)	13	0	0	(239)	0	861	0
CMBS and RMBS in the Americas	57,858	1,664	(3,248)	(1,584)	1,858	(3,347)	(18,775)	0	36,010	(97)
Other asset-backed securities and debt securities	63,953	2,010	(2,468)	(458)	76,017	(34,595)	(23,908)	0	81,009	62
Other securities	27,801	4,169	(1,976)	2,193	26,991	(19,106)	0	0	37,879	4,274
Investment funds	27,801	4,169	(1,976)	2,193	26,991	(19,106)	0	0	37,879	4,274
Derivative assets and liabilities (net)	5,233	(3,356)	0	(3,356)	2,024	0	(1,610)	0	2,291	(3,356)
Options held/written and other	5,233	(3,356)	0	(3,356)	2,024	0	(1,610)	0	2,291	(3,356)
Other asset	22,116	(11,191)	0	(11,191)	5,385	0	(1,302)	0	15,008	(11,191)
Reinsurance recoverables*6	22,116	(11,191)	0	(11,191)	5,385	0	(1,302)	0	15,008	(11,191)
Policy Liabilities and Policy Account Balances	605,520	(19,265)	0	(19,265)	0	0	(180,775)	0	444,010	(19,265)
Variable annuity and variable life insurance contracts*7	605,520	(19,265)	0	(19,265)	0	0	(180,775)	0	444,010	(19,265)

*1	Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” and gains and losses from accounts payable are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments.” Additionally, unrealized gains and losses from other securities are included mainly in “Net change of foreign currency translation adjustments.”
*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4	Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included. Due to the elapse of the computation period of the contingent consideration during fiscal 2016, the unsettled payment is included in a decrease of Accounts payable.
*5	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.
*6	“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”
*7	“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events.

In fiscal 2016, equity securities totaling ¥869 million were transferred from Level 3 to Level 2, since the inputs became observable.

There were no transfers in or out of Level 3 in fiscal 2017 and 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis as of March 31, 2017 and 2018. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

March 31, 2017

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥12,472	¥0	¥0	¥12,472
Investment in operating leases and property under facility operations	22,525	0	0	22,525
Certain investment in affiliates	15,726	0	0	15,726

	¥50,723	¥0	¥0	¥50,723

March 31, 2018

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥7,526	¥0	¥0	¥7,526
Investment in operating leases and property under facility operations	3,916	0	0	3,916
Certain investments in affiliates	11,730	0	0	11,730

	¥23,172	¥0	¥0	¥23,172

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2017 and 2018.

	March 31, 2017
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale securities:
Corporate debt securities	¥1,613	Discounted cash flows	Discount rate	0.5% – 1.6%
				(1.1%)
	5	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	1,087	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	57,858	Discounted cash flows	Discount rate	6.4% – 22.6%
				(18.0%)
			Probability of default	0.0% – 26.4%
				(3.6%)
Other asset-backed securities and debt securities	13,890	Discounted cash flows	Discount rate	1.0% – 51.2%
				(8.9%)
			Probability of default	0.6% – 11.0%
				(0.8%)
	50,063	Appraisals/Broker quotes	—	—
Other securities:
Investment funds	11,202	Internal cash flows	Discount rate	0.0% – 40.0%
				(10.0%)
	894	Discounted cash flows	Discount rate	5.4% – 10.0%
				(8.6%)
	15,705	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	3,525	Discounted cash flows	Discount rate	10.0% – 15.0%
				(11.7%)
	1,708	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	22,116	Discounted cash flows	Discount rate	(0.1)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.0%)
			Lapse rate	1.5% – 54.0%
				(14.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(99.2%)

Total	¥179,666

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥605,520	Discounted cash flows	Discount rate	(0.1)% – 0.5%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.0%)
			Lapse rate	1.5% – 54.0%
				(14.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(82.7%)

Total	¥605,520

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2018
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale securities:
Corporate debt securities	¥3,037	Discounted cash flows	Discount rate	0.2% – 1.7%
				(0.9%)
Specified bonds issued by SPEs in Japan	861	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	36,010	Discounted cash flows	Discount rate	6.4% – 20.0%
				(17.6%)
			Probability of default	0.0% – 24.7%
				(3.2%)
Other asset-backed securities and debt securities	18,146	Discounted cash flows	Discount rate	1.0% – 51.2%
				(10.0%)
			Probability of default	0.6% – 1.6%
				(1.0%)
	62,863	Appraisals/Broker quotes	—	—
Other securities:
Investment funds	5,665	Internal cash flows	Discount rate	0.0% – 40.0%
				(9.9%)
	25,246	Discounted cash flows	Discount rate	3.8% – 11.6%
				(8.3%)
	6,968	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	1,447	Discounted cash flows	Discount rate	0.0% – 15.0%
				(8.0%)
	844	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	15,008	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.1%)
			Lapse rate	1.5% – 30.0%
				(17.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(99.1%)

Total	¥176,095

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥444,010	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.2%)
			Lapse rate	1.5% – 54.0%
				(17.1%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(79.4%)

Total	¥444,010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis as of March 31, 2017 and 2018.

	March 31, 2017
	Millions of yen		Significant unobservable inputs	Range (Weighted average)
	Fair value	Valuation technique(s)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥12,472	Discounted cash flows	Discount rate	10.0% – 10.7%
				(10.5%)
		Direct capitalization	Capitalization rate	10.3% – 11.2%
				(10.9%)
Investment in operating leases and property under facility operations	204	Direct capitalization	Capitalization rate	8.5% – 10.0%
				(8.7%)
	1,381	Discounted cash flows	Discount rate	6.8% – 10.2%
				(9.0%)
	20,940	Appraisals	—	—
Certain investment in affiliates	15,726	Market price method	—	—
		Business enterprise value multiples	—	—

	¥50,723

	March 31, 2018
	Millions of yen		Significant unobservable inputs	Range (Weighted average)
	Fair value	Valuation technique(s)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥7,526	Discounted cash flows	Discount rate	10.7%
				(10.7%)
		Direct capitalization	Capitalization rate	11.2%
				(11.2%)
Investment in operating leases and property under facility operations	27	Discounted cash flows	Discount rate	8.0% (8.0%)
	3,889	Appraisals	—	—
Certain investments in affiliates	11,730	Market price method	—	—
		Business enterprise value multiples	—	—
		Discounted cash flows	Discount rate	9.3% – 10.3%
				(9.8%)

	¥23,172

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

3. Acquisitions and divestitures

(1) ORIX Corporation Europe N.V. acquisition

On July 1, 2013, the Company acquired approximately 90.01% of the total voting equity interests of ORIX Corporation Europe N.V. (Head office: Rotterdam, the Netherlands, hereinafter, “ORIX Europe”, one of the Company’s subsidiaries, has changed its name from Robeco Groep N.V. on January 1, 2018) from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Head office: Utrecht, the Netherlands). As a result, ORIX Europe has become a consolidated subsidiary of the Company. Furthermore, the Company acquired additional voting equity interests of ORIX Europe during fiscal 2017. Therefore, ORIX Europe has become the Company’s wholly owned subsidiary. ORIX Europe is a holding company of global asset management companies which offer a mix of investment solutions in a broad range of strategies to institutional and private investors worldwide.

In accordance with the share purchase agreement, the Company agreed to pay contingent consideration depending on the future performance of a certain section of asset management business for each of ORIX Europe’s fiscal years until the fiscal year ending in December 2015. The estimated fair value of such contingent consideration was ¥5,176 million, which is included in the total consideration transferred. During fiscal 2017, the Company settled ¥2,398 million which had been included in trade notes, accounts and other payable in the Company’s consolidated balance sheets as of March 31, 2016.

(2) Other acquisitions

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

During fiscal 2017, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥97,090 million, which was paid mainly in cash. In accordance with the finalization of purchase price allocation during fiscal 2018, the amount of goodwill was ¥33,370 million and the goodwill is not deductible for tax purposes. The amount of acquired intangible assets other than goodwill was ¥35,559 million. The acquisitions were included in the Investment and Operation segment and the Overseas Business segment.

During fiscal 2018, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥71,840 million, which was paid mainly in cash. Goodwill initially recognized in these

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

transactions amounted to ¥42,933 million and the goodwill is not deductible for tax purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥40,008 million. The Company reflected certain preliminary estimates with respect to the fair value of the underlying net assets of these entities in determining amounts of the goodwill. The amount of the goodwill and intangible assets other than goodwill could possibly be adjusted because certain of these acquisitions were made near the fiscal year-end and the purchase price allocations have not been completed yet. The acquisitions were included in the Overseas Business segment, the Investment and Operation segment and Maintenance Leasing segment.

The Company recognized a bargain purchase gain of ¥5,802 million associated with one of its acquisitions for fiscal 2017. The purchase price allocation was finalized for the three months ended June 30, 2017. The Company did not recognize any bargain purchase gain associated with the purchase price allocation during the three months ended June 30, 2017. The Company did not recognize any bargain purchase gain during fiscal 2016 and 2018.

The segment in which goodwill is allocated is disclosed in Note 13 “Goodwill and Other Intangible Assets.”

(3) Divestitures

Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2016, 2017 and 2018 amounted to ¥57,867 million, ¥63,419 million and ¥49,203 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2016 mainly consisted of ¥47,994 million in the Overseas Business segment and ¥9,145 million in the Investment and Operation segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2017 mainly consisted of ¥30,583 million in the Overseas Business segment, ¥29,378 million in the Investment and Operation segment, and ¥2,234 million in the Corporate Financial Services segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2018 mainly consisted of ¥31,774 million in the Investment and Operation segment, ¥15,408 million in the Overseas Business segment, and ¥2,028 million in the Corporate Financial Services segment. The details of significant divestitures are as follows.

During fiscal 2016, ORIX USA Corporation (hereinafter, “ORIX USA”, one of the Company’s subsidiaries, has changed its name to ORIX Corporation USA on June 1, 2018), a wholly owned subsidiary of the Company, sold 14.7% of its shares of Class A common stock of Houlihan Lokey, Inc. (hereinafter, “Houlihan Lokey”), a subsidiary of ORIX USA, through the initial public offering (hereinafter, “IPO”), concurrently allotting its shares to Houlihan Lokey’s management and other employees. ORIX USA retained a 33.0% interest in Houlihan Lokey’s Class B common stock and thus Houlihan Lokey became an equity method investee during fiscal 2016. The partial sale of the ownership interest resulted in a gain of ¥10,498 million, and the remeasurement of the retained interest to its fair value due to a loss of control resulted in a gain of ¥29,087 million, both of which were included in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2016. The fair value of the retained interest was remeasured based on the sale price in the IPO.

During fiscal 2017, gains on the sale of a subsidiary that runs the automotive supply wholesale business of ORIX USA were included in the amount of ¥30,583 million of gains on sales of subsidiaries and affiliates and liquidation losses, net in the Overseas Business segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

4. Cash Flow Information

Cash payments during fiscal 2016, 2017 and 2018 are as follows:

	Millions of yen
	2016	2017	2018
Cash payments:
Interest	¥77,321	¥71,280	¥75,013
Income taxes, net	31,046	50,813	181,854

Non-cash activities in fiscal 2016, 2017 and 2018 are as follows.

In fiscal 2016, 2017 and 2018, real estate under operating leases of ¥15,963 million, ¥1,273 million and ¥226 million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral.

In fiscal 2016, assets and liabilities decreased by ¥7,234 million and ¥12,181 million, respectively, in the Company’s consolidated balance sheet due to deconsolidation of certain VIEs which had been consolidated by a subsidiary. In fiscal 2018, assets and liabilities decreased by ¥4,313 million and ¥2,304 million, respectively, in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of installment loans, and the derecognized liabilities mainly consist of long-term debt. Derecognition of these assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions.

In addition, the Company and its subsidiaries recognized identifiable assets acquired and liabilities assumed at their fair values in connection with the acquisitions, details of which are provided in Note 3 “Acquisitions and divestitures.”

5. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2017 and 2018 consists of the following:

	Millions of yen
	2017	2018
Total Minimum lease payments to be received	¥1,369,120	¥1,358,322
Less : Estimated executory costs	(56,470)	(57,959)
Minimum lease payments receivable	1,312,650	1,300,363
Estimated residual value	35,413	37,216
Initial direct costs	5,893	6,489
Unearned lease income	(149,932)	(149,180)

	¥1,204,024	¥1,194,888

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Minimum lease payments receivable are due in periodic installments through fiscal 2038. At March 31, 2018, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2019	¥451,650
2020	329,089
2021	218,344
2022	131,853
2023	72,389
Thereafter	97,038

Total	¥1,300,363

Included in finance revenues in the consolidated statements of income are direct financing leases revenues of ¥65,365 million, ¥56,349 million and ¥59,900 million for fiscal 2016, 2017 and 2018, respectively.

Gains and losses from the disposition of direct financing lease assets, which were included in finance revenues, were not material for fiscal 2016, 2017 and 2018.

6. Investment in Operating Leases

Investment in operating leases at March 31, 2017 and 2018 consists of the following:

	Millions of yen
	2017	2018
Transportation equipment	¥1,144,511	¥1,249,683
Measuring and information-related equipment	237,597	245,492
Real estate	451,367	395,533
Other	23,414	29,118

	1,856,889	1,919,826
Accumulated depreciation	(566,946)	(605,415)

Net	1,289,943	1,314,411
Accrued rental receivables	23,221	30,515

	¥1,313,164	¥1,344,926

For fiscal 2016, 2017 and 2018, gains from the disposition of real estate under operating leases included in operating lease revenues are ¥18,768 million, ¥53,004 million and ¥16,383 million, respectively, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues are ¥19,572 million, ¥16,261 million and ¥18,908 million, respectively.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2016, 2017 and 2018 are as follows:

	Millions of yen
	2016	2017	2018
Depreciation expenses	¥184,768	¥185,277	¥195,047
Various expenses	60,301	58,260	57,280

	¥245,069	¥243,537	¥252,327

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The operating lease contracts include non-cancelable lease terms that range up to 17 years at March 31, 2018. The minimum future rentals on non-cancelable operating leases due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2019	¥219,243
2020	153,121
2021	109,728
2022	74,251
2023	44,350
Thereafter	70,262

Total	¥670,955

7. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2017 and 2018 is as follows:

	Millions of yen
	2017	2018
Borrowers in Japan:
Consumer—
Housing loans	¥1,261,571	¥1,375,380
Card loans	270,007	264,323
Other	28,668	34,333

	1,560,246	1,674,036

Corporate—
Real estate companies	270,965	278,076
Non-recourse loans	12,758	18,318
Commercial, industrial and other companies	340,050	301,083

	623,773	597,477

Overseas:
Non-recourse loans	75,968	54,987
Commercial, industrial companies and other	530,924	478,336

	606,892	533,323
Purchased loans*	24,795	18,933

	¥2,815,706	¥2,823,769

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

Generally, installment loans are made under agreements that require the borrower to provide collateral or guarantors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2018, the contractual maturities of installment loans (except purchased loans) for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2019	¥470,042
2020	301,049
2021	278,302
2022	186,835
2023	148,081
Thereafter	1,420,527

Total	¥2,804,836

Revenues from installment loans which are included in finance revenues in the consolidated statements of income are ¥118,982 million, ¥127,128 million and ¥134,211 million for fiscal 2016, 2017 and 2018, respectively.

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2017 and 2018 were ¥22,548 million and ¥18,300 million, respectively. There were ¥19,232 million and ¥17,260 million of loans held for sale as of March 31, 2017 and 2018, respectively, measured at fair value by electing the fair value option.

Purchased loans acquired by the Company and its subsidiaries are generally loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely and characterized by extended period of non-performance by the borrower, and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥24,795 million and ¥18,933 million as of March 31, 2017 and 2018, respectively, and the fair value at the acquisition date of purchased loans acquired during fiscal 2017 and 2018 were ¥6,326 million and ¥2,886 million, respectively.

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired, and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥7,443 million and ¥5,101 million as of March 31, 2017 and 2018, respectively.

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2016, 2017 and 2018 are as follows:

	Millions of yen
	2016	2017	2018
Beginning balance	¥10,717	¥8,233	¥6,061
Provision (Reversal)	(1,308)	(1,247)	(539)
Charge-offs	(1,236)	(841)	(1,375)
Recoveries	232	232	152
Other*	(172)	(316)	(7)

Ending balance	¥8,233	¥6,061	¥4,292

*	Other includes foreign currency translation adjustments.

8. Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financing receivable.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the allowance for credit losses for fiscal 2016, 2017 and 2018:

	March 31, 2016
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥12,585	¥8,148	¥25,672	¥10,717	¥15,204	¥72,326
Provision (Reversal)	7,367	(491)	3,362	(1,308)	2,787	11,717
Charge-offs	(7,572)	(504)	(5,298)	(1,236)	(4,075)	(18,685)
Recoveries	543	0	393	232	13	1,181
Other*2	344	(5,353)	(738)	(172)	(549)	(6,468)

Ending balance	¥13,267	¥1,800	¥23,391	¥8,233	¥13,380	¥60,071

Individually evaluated for impairment	2,770	1,323	12,552	5,888	0	22,533
Not individually evaluated for impairment	10,497	477	10,839	2,345	13,380	37,538

Financing receivables:
Ending balance	¥1,461,982	¥81,211	¥996,649	¥30,524	¥1,190,136	¥3,760,502

Individually evaluated for impairment	14,101	11,057	37,422	11,013	0	73,593
Not individually evaluated for impairment	1,447,881	70,154	959,227	19,511	1,190,136	3,686,909

	March 31, 2017
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥13,267	¥1,800	¥23,391	¥8,233	¥13,380	¥60,071
Provision (Reversal)	17,844	1,134	3,564	(1,247)	1,372	22,667
Charge-offs	(13,363)	0	(4,485)	(841)	(4,067)	(22,756)
Recoveries	469	0	222	232	11	934
Other*3	382	17	(1,613)	(316)	(159)	(1,689)

Ending balance	¥18,599	¥2,951	¥21,079	¥6,061	¥10,537	¥59,227

Individually evaluated for impairment	2,927	2,114	10,565	4,462	0	20,068
Not individually evaluated for impairment	15,672	837	10,514	1,599	10,537	39,159

Financing receivables :
Ending balance	¥1,616,009	¥88,726	¥1,063,628	¥24,795	¥1,204,024	¥3,997,182

Individually evaluated for impairment	16,667	6,032	28,883	7,443	0	59,025
Not individually evaluated for impairment	1,599,342	82,694	1,034,745	17,352	1,204,024	3,938,157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2018
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥18,599	¥2,951	¥21,079	¥6,061	¥10,537	¥59,227
Provision (reversal)	11,922	(173)	3,814	(539)	2,241	17,265
Charge-offs	(9,784)	(2,031)	(4,643)	(1,375)	(2,733)	(20,566)
Recoveries	657	0	260	152	32	1,101
Other*4	(198)	(59)	(2,103)	(7)	12	(2,355)

Ending balance	¥21,196	¥688	¥18,407	¥4,292	¥10,089	¥54,672

Individually evaluated for impairment	3,020	149	8,295	2,880	0	14,344
Not individually evaluated for impairment	18,176	539	10,112	1,412	10,089	40,328

Financing receivables :
Ending balance	¥1,739,173	¥73,305	¥974,058	¥18,933	¥1,194,888	¥4,000,357

Individually evaluated for impairment	18,911	3,745	19,385	5,101	0	47,142
Not individually evaluated for impairment	1,720,262	69,560	954,673	13,832	1,194,888	3,953,215

Note:	Loans held for sale are not included in the table above.
*1	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.
*2	Other mainly includes foreign currency translation adjustments and decrease in allowance related to deconsolidated subsidiaries. Additionally, other in non-recourse loans includes a decrease of ¥5,265 million due to the sale of controlling class interests of a certain VIE, which was formerly consolidated, to a third party and resulting in deconsolidation of that VIE.
*3	Other mainly includes foreign currency translation adjustments and decrease in allowance related to deconsolidated subsidiaries.
*4	Other mainly includes foreign currency translation adjustments and decrease in allowance related to sales of loans.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the impaired loans as of March 31, 2017 and 2018:

	March 31, 2017
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1		¥6,524	¥6,499	¥0
Consumer borrowers		973	956	0
	Housing loans	973	956	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		5,439	5,431	0
Non-recourse loans	Japan	0	0	0
	The Americas	0	0	0
Other	Real estate companies	0	0	0
	Entertainment companies	8	2	0
	Other	5,431	5,429	0
Purchased loans		112	112	0
With an allowance recorded *2		52,501	51,153	20,068
Consumer borrowers		15,694	14,775	2,927
	Housing loans	3,271	2,796	1,202
	Card loans	4,102	4,091	616
	Other	8,321	7,888	1,109
Corporate borrowers		29,476	29,047	12,679
Non-recourse loans	Japan	203	202	35
	The Americas	5,829	5,829	2,079
Other	Real estate companies	7,212	7,154	1,638
	Entertainment companies	1,728	1,720	637
	Other	14,504	14,142	8,290
Purchased loans		7,331	7,331	4,462

Total		¥59,025	¥57,652	¥20,068

Consumer borrowers		16,667	15,731	2,927

	Housing loans	4,244	3,752	1,202

	Card loans	4,102	4,091	616

	Other	8,321	7,888	1,109

Corporate borrowers		34,915	34,478	12,679

Non-recourse loans	Japan	203	202	35

	The Americas	5,829	5,829	2,079

Other	Real estate companies	7,212	7,154	1,638

	Entertainment companies	1,736	1,722	637

	Other	19,935	19,571	8,290

Purchased loans		7,443	7,443	4,462

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2018
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1		¥7,813	¥7,774	¥0
Consumer borrowers		409	409	0
	Housing loans	184	184	0
	Card loans	0	0	0
	Other	225	225	0
Corporate borrowers		7,301	7,262	0
Non-recourse loans	Japan	0	0	0
	The Americas	3,395	3,395	0
Other	Real estate companies	1,003	1,003	0
	Entertainment companies	7	0	0
	Other	2,896	2,864	0
Purchased loans		103	103	0
With an allowance recorded *2		39,329	37,943	14,344
Consumer borrowers		18,502	17,953	3,020
	Housing loans	3,360	3,068	984
	Card loans	4,060	4,051	631
	Other	11,082	10,834	1,405
Corporate borrowers		15,829	15,227	8,444
Non-recourse loans	Japan	254	254	53
	The Americas	96	96	96
Other	Real estate companies	1,544	1,482	543
	Entertainment companies	1,581	1,570	576
	Other	12,354	11,825	7,176
Purchased loans		4,998	4,763	2,880

Total		¥47,142	¥45,717	¥14,344

Consumer borrowers		18,911	18,362	3,020

	Housing loans	3,544	3,252	984

	Card loans	4,060	4,051	631

	Other	11,307	11,059	1,405

Corporate borrowers		23,130	22,489	8,444

Non-recourse loans	Japan	254	254	53

	The Americas	3,491	3,491	96

Other	Real estate companies	2,547	2,485	543

	Entertainment companies	1,588	1,570	576

	Other	15,250	14,689	7,176

Purchased loans		5,101	4,866	2,880

Note:	Loans held for sale are not included in the table above.
*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for fiscal 2016, 2017 and 2018:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2018
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans*	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥17,799	¥402	¥300
	Housing loans	4,143	191	121
	Card loans	4,081	60	52
	Other	9,575	151	127
Corporate borrowers		30,661	204	196
Non-recourse loans	Japan	210	8	8
	The Americas	4,972	6	6
Other	Real estate companies	5,657	53	52
	Entertainment companies	1,667	44	43
	Other	18,155	93	87
Purchased loans		6,304	18	3

Total		¥54,764	¥624	¥499

Note:	Loans held for sale are not included in the table above.
*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2017 and 2018:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2018
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,707,514	¥18,911	¥12,748	¥31,659	¥1,739,173
	Housing loans	1,397,217	3,544	2,077	5,621	1,402,838
	Card loans	258,478	4,060	1,785	5,845	264,323
	Other	51,819	11,307	8,886	20,193	72,012
Corporate borrowers		1,024,233	23,130	0	23,130	1,047,363
Non-recourse loans	Japan	18,064	254	0	254	18,318
	The Americas	51,496	3,491	0	3,491	54,987
Other	Real estate companies	326,165	2,547	0	2,547	328,712
	Entertainment companies	81,726	1,588	0	1,588	83,314
	Other	546,782	15,250	0	15,250	562,032
Purchased loans		13,832	5,101	0	5,101	18,933
Direct financing leases		1,182,804	0	12,084	12,084	1,194,888
	Japan	820,225	0	5,943	5,943	826,168
	Overseas	362,579	0	6,141	6,141	368,720

Total		¥3,928,383	¥47,142	¥24,832	¥71,974	¥4,000,357

Note:	Loans held for sale are not included in the table above.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2017 and 2018:

	March 31, 2017
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥6,433	¥12,971	¥19,404	¥1,616,009	¥12,971
	Housing loans	2,314	3,420	5,734	1,279,532	3,420
	Card loans	518	1,825	2,343	270,007	1,825
	Other	3,601	7,726	11,327	66,470	7,726
Corporate borrowers		4,902	15,224	20,126	1,152,354	24,474
Non-recourse loans	Japan	0	0	0	12,758	0
	The Americas	4,028	4,940	8,968	75,968	5,768
Other	Real estate companies	37	1,867	1,904	321,159	1,867
	Entertainment companies	0	140	140	95,926	140
	Other	837	8,277	9,114	646,543	16,699
Direct financing leases		4,834	11,600	16,434	1,204,024	11,600
	Japan	535	6,442	6,977	846,290	6,442
	Overseas	4,299	5,158	9,457	357,734	5,158

Total		¥16,169	¥39,795	¥55,964	¥3,972,387	¥49,045

	March 31, 2018
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥6,750	¥15,740	¥22,490	¥1,739,173	¥15,740
	Housing loans	2,560	3,340	5,900	1,402,838	3,340
	Card loans	604	2,268	2,872	264,323	2,268
	Other	3,586	10,132	13,718	72,012	10,132
Corporate borrowers		3,404	8,949	12,353	1,047,363	18,326
Non-recourse loans	Japan	0	0	0	18,318	0
	The Americas	1,655	92	1,747	54,987	3,491
Other	Real estate companies	346	644	990	328,712	1,593
	Entertainment companies	0	760	760	83,314	760
	Other	1,403	7,453	8,856	562,032	12,482
Direct financing leases		5,184	12,084	17,268	1,194,888	12,084
	Japan	628	5,943	6,571	826,168	5,943
	Overseas	4,556	6,141	10,697	368,720	6,141

Total		¥15,338	¥36,773	¥52,111	¥3,981,424	¥46,150

Note:	Loans held for sale and purchased loans are not included in the table above.

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

The following table provides information about troubled debt restructurings of financing receivables that occurred during fiscal 2016, 2017 and 2018:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2018
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥9,632	¥7,015
	Housing loans	12	12
	Card loans	2,169	1,589
	Other	7,451	5,414
Corporate borrowers		7,983	7,872
Non-recourse loans	The Americas	3,460	3,460
Other	Other	4,523	4,412

Total		¥17,615	¥14,887

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

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2018 and for which there was a payment default during fiscal 2018:

	March 31, 2018
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥99
	Card loans	25
	Other	74
Corporate borrowers		7,872
Non-recourse loans	The Americas	3,460
Other	Other	4,412

Total		¥7,971

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

As of March 31, 2017 and 2018, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥324 million and ¥245 million as of March 31, 2017 and 2018, respectively.

9. Investment in Securities

Investment in securities as of March 31, 2017 and 2018 consists of the following:

	Millions of yen
	2017	2018
Trading securities*	¥569,074	¥422,053
Available-for-sale securities	1,165,417	1,015,477
Held-to-maturity securities	114,400	113,891
Other securities	177,621	178,034

Total	¥2,026,512	¥1,729,455

*	The amount of assets under management of variable annuity and variable life insurance contracts included in trading securities were ¥547,850 million and ¥403,797 million as of March 31, 2017 and 2018, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Gains and losses realized from the sale of trading securities and net unrealized holding gains (losses) on trading securities are included in net gains on investment securities and life insurance related investment income. For further information, see Note 22 “Gains on Investment Securities and Dividends” and Note 23 “Life Insurance Operations.” Net unrealized holding gains (losses) on trading securities held as of March 31, 2016, 2017 and 2018 were losses of ¥84,678 million, gains of ¥19,049 million and gains of ¥14,497 million for fiscal 2016, 2017 and 2018, respectively.

During fiscal 2016, 2017 and 2018, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥464,232 million, ¥549,865 million and ¥456,270 million, respectively, resulting in gross realized gains of ¥32,593 million, ¥33,804 million and ¥31,312 million, respectively, and gross realized losses of ¥467 million, ¥3,103 million and ¥596 million, respectively. The cost of the securities sold was based on the average cost of each issue of securities held at the time of the sale.

During fiscal 2016, 2017 and 2018, the Company and its subsidiaries charged losses on securities of ¥4,515 million, ¥6,608 million and ¥1,246 million, respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities and preferred equity securities carried at cost, and investment funds carried at an amount that reflects equity income and loss based on the investor’s share. The aggregate carrying amount of other securities accounted for under the cost method totaled ¥25,597 million and ¥27,334 million as of March 31, 2017 and 2018, respectively. Investments with an aggregate cost of ¥25,396 million and ¥27,260 million respectively, were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to manage the risk of changes in fair value of these foreign government bond securities. As of March 31, 2017 and 2018, were fair valued at ¥1,015 million and ¥719 million, respectively.

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to manage the risk of changes in fair value of these foreign corporate debt securities. As of March 31, 2017 and 2018, were fair valued at ¥1,026 million and ¥8,882 million, respectively.

A certain subsidiary elected the fair value option for certain investments in equity securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the equity securities and the derivatives used to manage the risk of changes in fair value of these equity securities. As of March 31, 2017 and 2018, these equity securities were fair valued at ¥15,400 million and ¥22,365 million, respectively.

Certain subsidiaries elected the fair value option for certain investments in investment funds included in other securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2017 and 2018, the fair values of these investments were ¥7,453 million and ¥5,665 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type as of March 31, 2017 and 2018 are as follows:

March 31, 2017

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥334,117	¥12,321	¥(826)	¥345,612
Japanese prefectural and foreign municipal bond securities	166,789	3,034	(1,001)	168,822
Corporate debt securities	393,021	3,606	(2,983)	393,644
Specified bonds issued by SPEs in Japan	1,077	10	0	1,087
CMBS and RMBS in the Americas	95,700	3,359	(558)	98,501
Other asset-backed securities and debt securities	61,138	3,957	(378)	64,717
Equity securities	67,914	25,618	(498)	93,034

	1,119,756	51,905	(6,244)	1,165,417

Held-to-maturity:
Japanese government bond securities and other	114,400	25,323	0	139,723

	¥1,234,156	¥77,228	¥(6,244)	¥1,305,140

March 31, 2018
	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥271,866	¥11,383	¥(7,439)	¥275,810
Japanese prefectural and foreign municipal bond securities	160,549	3,247	(560)	163,236
Corporate debt securities	368,106	2,974	(4,605)	366,475
Specified bonds issued by SPEs in Japan	854	7	0	861
CMBS and RMBS in the Americas	72,793	2,543	(1,160)	74,176
Other asset-backed securities and debt securities	77,974	3,413	(66)	81,321
Equity securities	49,971	5,653	(2,026)	53,598

	1,002,113	29,220	(15,856)	1,015,477

Held-to-maturity:
Japanese government bond securities and other	113,891	26,933	0	140,824

	¥1,116,004	¥56,153	¥(15,856)	¥1,156,301

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following tables provide information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2017 and 2018, respectively:

March 31, 2017

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥33,991	¥(826)	¥0	¥0	¥33,991	¥(826)
Japanese prefectural and foreign municipal bond securities	36,873	(696)	6,202	(305)	43,075	(1,001)
Corporate debt securities	152,812	(2,983)	0	0	152,812	(2,983)
CMBS and RMBS in the Americas	20,238	(485)	9,428	(73)	29,666	(558)
Other asset-backed securities and debt securities	3,308	(1)	3,991	(377)	7,299	(378)
Equity securities	7,645	(480)	787	(18)	8,432	(498)

	¥254,867	¥(5,471)	¥20,408	¥(773)	¥275,275	¥(6,244)

March 31, 2018
	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥72,523	¥(5,599)	¥27,458	¥(1,840)	¥99,981	¥(7,439)
Japanese prefectural and foreign municipal bond securities	17,208	(125)	19,479	(435)	36,687	(560)
Corporate debt securities	90,216	(2,011)	89,573	(2,594)	179,789	(4,605)
CMBS and RMBS in the Americas	12,798	(359)	7,065	(801)	19,863	(1,160)
Other asset-backed securities and debt securities	4,623	(56)	774	(10)	5,397	(66)
Equity securities	6,505	(247)	6,914	(1,779)	13,419	(2,026)

	¥203,873	¥(8,397)	¥151,263	¥(7,459)	¥355,136	¥(15,856)

The number of investment securities that were in an unrealized loss position as of March 31, 2017 and 2018 were 325 and 320, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

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

Debt securities with unrealized loss position mainly include foreign government bond securities and corporate debt securities in Japan and overseas.

The unrealized loss associated with government bond securities and corporate debt securities are primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectability of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2018.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired as of March 31, 2018.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for fiscal 2016, 2017 and 2018 are as follows:

	Millions of yen
	2016	2017	2018
Total other-than-temporary impairment losses	¥4,517	¥6,608	¥1,246
Portion of loss recognized in other comprehensive income (before taxes)	(2)	0	0

Net impairment losses recognized in earnings	¥4,515	¥6,608	¥1,246

Total other-than-temporary impairment losses for fiscal 2016 and 2018 related to equity securities, debt securities and other securities. Total other-than-temporary impairment losses for fiscal 2017 related to equity securities and other securities.

During fiscal 2016 and 2018, other-than-temporary impairment losses related to debt securities are recognized mainly on certain other asset-backed securities. Other asset-backed securities have experienced credit losses due to a decline in value of the underlying assets. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes. The credit loss assessment is made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed securities, that were estimated based on a number of assumptions such as seniority of the security.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for fiscal 2016, 2017 and 2018 are as follows:

	Millions of yen
	2016	2017	2018
Beginning	¥2,633	¥1,413	¥1,220
Addition during the period:
Credit loss for which an other-than-temporary impairment was previously recognized	49	0	0
Reduction during the period:
For securities sold or redeemed	(604)	(171)	0
Due to change in intent to sell or requirement to sell	(665)	(22)	(199)

Ending	¥1,413	¥1,220	¥1,021

Certain subsidiaries recorded other-than-temporary impairments related to the non-credit losses arising from foregoing debt securities for CMBS and RMBS in the Americas. These impairments included the amount of unrealized gains or losses for the changes in fair value of the debt securities after recognition of other-than-temporary impairments in earnings. As of March 31, 2016, an unrealized gain of ¥61 million and an unrealized loss of ¥6 million, before taxes, were included and an unrealized gain of ¥39 million and an unrealized loss of ¥4 million, net of taxes, were included in unrealized gains or losses of accumulated other comprehensive income. As of March 31, 2017, an unrealized gain of ¥57 million, before taxes, were included and an unrealized gain of ¥36 million, net of taxes, were included in unrealized gains or losses of accumulated other comprehensive income. As of March 31, 2018, an unrealized gain of ¥42 million, before taxes, were included and an unrealized gain of ¥33 million, net of taxes, were included in unrealized gains or losses of accumulated other comprehensive income. As of March 31, 2017 and 2018, no unrealized loss was included in unrealized gains or losses of accumulated other comprehensive income.

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities held as of March 31, 2018:

Available-for-sale securities held as of March 31, 2018:

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥78,856	¥79,275
Due after one to five years	219,826	222,521
Due after five to ten years	373,031	363,490
Due after ten years	280,429	296,593

	¥952,142	¥961,879

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Held-to-maturity securities held as of March 31, 2018:

	Millions of yen
	Amortized cost	Fair value
Due after ten years	¥113,891	¥140,824

	¥113,891	¥140,824

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in finance revenues in the consolidated statements of income is interest income on investment securities of ¥12,712 million, ¥14,031 million and ¥15,756 million for fiscal 2016, 2017 and 2018, respectively.

A certain foreign subsidiary acquired debt securities with evidence of deterioration of credit quality at the time of acquisition, and it was not probable the subsidiary was able to recover all contractual amounts of those debt securities. The subsidiary determined the expected future cash flows taking into account historical cash collections for debt securities with similar characteristics as well as expected prepayments and the amount and the timing of undiscounted expected principal, interest and other cash flows for each pool of debt securities. Accretable yield represents the excess of expected future cash flows over carrying value of the debt securities, which is recognized as interest income over the remaining life of the debt securities. For a debt security for which the fair value is less than the amortized cost basis, the subsidiary estimates the present value of cash flows expected to be collected from the security and compares it with the amortized cost basis of the security to determine whether a credit loss exists. If, based on current information and events, the subsidiary determines a credit loss exists for that security, an other-than-temporary impairment is considered to have occurred. For a debt security for which an other-than-temporary impairment is considered to have occurred, the subsidiary recognizes the entire difference between the amortized cost and the fair value in earnings if the subsidiary intends to sell the debt security or it is more likely than not that the subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the subsidiary does not intend to sell the debt security and it is not more likely than not that the subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the subsidiary separates the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes. The carrying amounts and the nominal value of debt securities acquired with evidence of deterioration of credit quality were ¥18 million and ¥355 million as of March 31, 2017, and ¥17 million and ¥337 million as of March 31, 2018. The outstanding balance of accretable yield was ¥402 million and ¥298 million as of March 31, 2017 and 2018, respectively.

10. Transfer of Financial Assets

The Company and its subsidiaries have securitized and transferred financial assets including installment loans (commercial mortgage loans, housing loans and other).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. Trusts or SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs.

When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

During fiscal 2016, 2017 and 2018, the amount of installment loans that has been derecognized due to new securitization and loan sales are ¥263,775 million, ¥280,350 million and ¥394,688 million, respectively. For fiscal 2018, gains (losses) from the securitization and loan sales are ¥12,702 million, which is included in finance revenues in the consolidated statements of income. For fiscal 2016 and 2017, gains (losses) from the securitization and loan sales were not material.

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets during fiscal 2017 and 2018 are as follows:

	Millions of yen
	2017	2018
Beginning balance	¥16,852	¥17,303
Increase mainly from loans sold with servicing retained	4,118	16,983
Decrease mainly from amortization	(3,625)	(4,019)
Decrease from the effects of changes in foreign exchange rates	(42)	(1,511)

Ending balance	¥17,303	¥28,756

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The fair value of the servicing assets as of March 31, 2017 and 2018 are as follows:

	Millions of yen
	March 31, 2017	March 31, 2018
Beginning balance	¥24,229	¥24,907
Ending balance	¥24,907	¥35,681

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

The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

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

Informationabout VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2018

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,181	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	103,288	27,892	46,860	0
(d) VIEs for corporate rehabilitation support business	1,057	49	0	0
(e) VIEs for investment in securities	42,456	60	60	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	116,665	72,219	89,103	0
(g) VIEs for securitization of loan receivable originated by third parties	9,783	10,425	9,783	0
(h) VIEs for power generation projects	236,367	117,906	138,159	85,371
(i) Other VIEs	177,373	67,592	161,729	0

Total	¥689,170	¥296,143	¥445,694	¥85,371

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2017

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥8,671	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	96,187	0	11,130	11,194
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	30,299,519	0	80,211	109,310
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,744,471	0	18,448	18,483
(h) VIEs for power generation projects	12,414	0	1,719	3,729
(i) Other VIEs	319,520	4,864	17,963	25,260

Total	¥32,480,782	¥4,864	¥130,462	¥168,967

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2018

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥8,602	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	35,812	0	2,424	2,424
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	19,170,411	0	75,336	108,678
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,355,962	0	16,653	16,670
(h) VIEs for power generation projects	29,539	0	1,920	1,920
(i) Other VIEs	467,259	3,732	23,484	29,813

Total	¥21,067,585	¥3,732	¥120,808	¥160,496

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

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

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

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

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

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

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are included in restricted cash, investment in direct financing leases and installment loans, and liabilities of those consolidated VIEs are included in long-term debt.

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

(h) VIEs for power generation projects

The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations and thermal power stations on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt. The Company and a certain subsidiary have commitment agreements by which the Company and its subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company has, are included in investment in affiliates in the Company’s consolidated balance sheets.

(i) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (h) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.

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

The Company may use VIEs to finance. The Company transfers its own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, investment in affiliates, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests in non-consolidated VIEs, which the Company and its subsidiaries have, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

12. Investment in Affiliates

Investment in affiliates at March 31, 2017 and 2018 consists of the following:

	Millions of yen
	2017	2018
Shares	¥485,386	¥531,481
Loans and others	38,848	59,882

	¥524,234	¥591,363

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥127,121 million and ¥159,867 million, respectively, as of March 31, 2017 and ¥176,216 million and ¥225,569 million, respectively, as of March 31, 2018.

In fiscal 2016, 2017 and 2018, the Company and its subsidiaries received dividends from affiliates of ¥30,063 million, ¥14,913 million and ¥47,688 million, respectively.

In the Company’s consolidated balance sheets, the book value of investment in affiliates over the underlying equity in the net assets of such affiliates as of date of the most recent available financial statements of the investees were ¥96,649 million and ¥95,575 million as of March 31, 2017 and 2018, respectively. The differences mainly consist of goodwill and fair value adjustments for fixed assets.

From fiscal 2016, the Company no longer has the ability to exercise significant influence on ORIX JREIT Inc., and therefore has excluded ORIX JREIT Inc. from investment in affiliates accounted for by using the equity method. The transactions during the period accounted for by the equity method are described below.

ORIX JREIT Inc., formerly an equity method affiliate, entered into an asset management agreement and the like with one of the Company’s subsidiaries and paid fees of ¥1,937 million for fiscal 2016.

In fiscal 2016, the Company and certain subsidiaries sold to ORIX JREIT Inc., office buildings, commercial facilities other than office buildings, and condominiums mainly under operating leases. In fiscal 2016, the Company and the subsidiaries recognized gains of ¥1,744 million in earnings as operating leases revenues. The related intercompany profits have been eliminated based on the Company’s proportionate share.

Combined and condensed information relating to the affiliates for fiscal 2016, 2017 and 2018 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	2016	2017	2018
Operations:
Total revenues	¥1,333,838	¥1,394,872	¥1,871,156
Income before income taxes	177,535	154,162	245,408
Net income	141,964	109,183	210,443

Financial position:
Total assets	¥8,350,901	¥8,452,544	¥9,391,445
Total liabilities	6,206,321	6,075,513	6,717,326
Total equity	2,144,580	2,377,031	2,674,119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries had no significant transactions with these companies except as described above.

13. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2016, 2017 and 2018 are as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Balance at March 31, 2015
Goodwill	¥55,045	¥282	¥19,203	¥43,841	¥15,424	¥248,961	¥382,756
Accumulated impairment losses	(807)	0	(8,708)	(39)	0	(587)	(10,141)
	54,238	282	10,495	43,802	15,424	248,374	372,615
Acquired	1,158	0	0	29,365	0	3,796	34,319
Impairment	(30)	0	0	0	0	0	(30)
Other (net)*	0	0	0	(6,260)	0	(68,491)	(74,751)

Balance at March 31, 2016
Goodwill	56,203	282	19,203	66,946	15,424	184,266	342,324
Accumulated impairment losses	(837)	0	(8,708)	(39)	0	(587)	(10,171)
	55,366	282	10,495	66,907	15,424	183,679	332,153
Acquired	0	0	0	26,316	0	7,054	33,370
Impairment	0	0	0	0	0	(2,785)	(2,785)
Other (net)*	0	0	(31)	(11,342)	0	(10,187)	(21,560)

Balance at March 31, 2017
Goodwill	56,203	282	19,172	81,920	15,424	181,133	354,134
Accumulated impairment losses	(837)	0	(8,708)	(39)	0	(3,372)	(12,956)
	55,366	282	10,464	81,881	15,424	177,761	341,178
Acquired	0	9,258	0	13,517	0	20,158	42,933
Impairment	0	0	0	0	0	0	0
Other (net)*	0	0	0	(20,673)	0	5,187	(15,486)

Balance at March 31, 2018
Goodwill	56,203	9,540	19,172	74,764	15,424	206,478	381,581
Accumulated impairment losses	(837)	0	(8,708)	(39)	0	(3,372)	(12,956)

	¥55,366	¥9,540	¥10,464	¥74,725	¥15,424	¥203,106	¥368,625

*	Other includes foreign currency translation adjustments, decreases due to sale of ownership interest in subsidiaries and certain other reclassifications. In the Overseas Business segment, there was a decrease of ¥57,153 million during fiscal 2016 due to the partial sale of shares of Houlihan Lokey, which as a result of the sale changed from a consolidated subsidiary to an equity method affiliate.

As a result of the impairment test, the Company and its subsidiaries recognized an impairment loss on goodwill of ¥30 million in Corporate Financial Services segment during fiscal 2016. This impairment loss is included in other (income) and expense, net in the consolidated statements of income. The fair values of the reporting units were measured using mainly the discounted cash flow methodologies and the business enterprise value multiples methodologies. The Company and its subsidiaries recognized an impairment loss on goodwill of ¥2,785 million in Overseas Business segment during fiscal 2017. This impairment loss is included in other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(income) and expense, net in the consolidated statements of income. This impairment loss was recognized as a result of reduction in the fair value of an overseas subsidiary due to increases in the credit losses from installment loans, which brought the fair value of the reporting unit below its carrying amount.

The Company and its subsidiaries recognized no impairment loss on goodwill during fiscal 2018.

Other intangible assets at March 31, 2017 and 2018 consist of the following:

	Millions of yen
	2017	2018
Intangible assets that have indefinite useful lives:
Trade names	¥74,489	¥80,844
Asset management contracts	141,352	154,014
Others	6,395	8,311

	222,236	243,169

Intangible assets subject to amortization:
Software	89,714	99,315
Customer relationships	117,716	121,385
Others	73,866	89,028

	281,296	309,728
Accumulated amortization	(107,481)	(113,797)

Net	173,815	195,931

	¥396,051	¥439,100

The aggregate amortization expenses for intangible assets are ¥25,848 million, ¥26,252 million and ¥30,959 million in fiscal 2016, 2017 and 2018, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥30,277 million in fiscal 2019, ¥28,419 million in fiscal 2020, ¥23,379 million in fiscal 2021, ¥20,657 million in fiscal 2022 and ¥15,729 million in fiscal 2023, respectively.

Intangible assets subject to amortization increased during fiscal 2018 are ¥52,940 million. They mainly consist of ¥20,695 million of software and ¥13,441 million of customer relationships recognized in acquisitions. The weighted average amortization periods for the software and the customer relationships recognized in acquisitions are 5 years and 12 years, respectively.

As a result of the impairment test, the Company and its subsidiaries recognized an impairment loss of ¥295 million on intangible assets included in Investment and Operation segment during fiscal 2016. The Company and its subsidiaries recognized an impairment loss of ¥411 million on intangible assets included in Overseas Business segment during fiscal 2017. The Company and its subsidiaries recognized an impairment loss of ¥194 million on intangible assets included in Investment and Operation segment during fiscal 2018. These impairment losses are included in other (income) and expense, net in the consolidated statements of income. These impairment losses are recognized due to the reduction in the estimated future cash flow, which brought the fair values of the intangible assets below its carrying amount. The fair values of the intangible assets were measured using the discounted cash flow methodologies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

14. Short-Term and Long-Term Debt

Short-term debt consists of borrowings from financial institutions and commercial paper.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2017 and 2018 are as follows:

March 31, 2017

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥79,494	0.8%
Short-term debt outside Japan, mainly from banks	153,877	2.8
Commercial paper in Japan	50,096	0.0
Commercial paper outside Japan	0	0.0

	¥283,467	1.7

March 31, 2018

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥83,940	2.0%
Short-term debt outside Japan, mainly from banks	167,920	3.1
Commercial paper in Japan	51,597	0.0
Commercial paper outside Japan	3,297	3.5

	¥306,754	2.3

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2017 and 2018 are as follows:

March 31, 2017

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2018~2035	¥481,959	1.7%
Floating rate	2018~2077	1,613,795	1.0
Insurance companies and others:
Fixed rate	2020~2027	340,265	1.0
Floating rate	2019~2077	288,837	0.6
Unsecured bonds	2018~2027	688,488	1.0
Unsecured notes under medium-term note program	2019~2027	196,570	3.0
Payables under securitized lease receivables	2021~2023	103,212	0.4
Payables under securitized loan receivables and investment in securities	2018~2039	141,858	2.6

		¥3,854,984	1.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2018

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2019~2035	¥497,392	1.3%
Floating rate	2019~2077	1,660,225	1.4
Insurance companies and others:
Fixed rate	2020~2035	329,841	0.9
Floating rate	2019~2077	316,899	1.0
Unsecured bonds	2021~2027	756,865	1.6
Unsecured notes under medium-term note program	2021~2024	183,224	3.1
Payables under securitized lease receivables	2021~2023	53,017	0.3
Payables under securitized loan receivables and investment in securities	2024~2039	29,041	3.1

		¥3,826,504	1.4

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2018 is as follows:

Years ending March 31,	Millions of yen
2019	¥652,061
2020	503,023
2021	503,153
2022	464,320
2023	485,252
Thereafter	1,218,695

Total	¥3,826,504

Borrowings with floating rate from banks, insurance companies and others include the amount of ¥94,000 million of subordinated syndicated loan (hybrid loan executed in the previous year, whose maturity date is fiscal 2077), and ¥60,000 million and ¥34,000 million can be repaid after 5 years, and 7 years respectively.

For borrowings from banks, insurance companies and other financial institutions, for bonds, and for medium-term notes, principal repayments are made upon maturity of the loan contracts and interest payments are usually paid semi-annually.

During fiscal 2016, 2017 and 2018, the Company and certain subsidiaries recognized net amortization expenses of premiums and discounts of bonds and medium-term notes, and deferred issuance costs of bonds and medium-term notes in the amount of ¥1,085 million, ¥924 million and ¥957 million, respectively.

Total committed credit lines for the Company and its subsidiaries were ¥463,643 million and ¥466,164 million at March 31, 2017 and 2018, respectively, and, of these lines, ¥393,968 million and ¥332,670 million were available at March 31, 2017 and 2018, respectively. Of the available committed credit lines, ¥356,164 million and ¥268,759 million were long-term committed credit lines at March 31, 2017 and 2018, respectively.

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

Other than the assets of the consolidated VIEs pledged as collateral for financing (see Note 11 “Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2018:

Millions of yen
Minimum lease payments, loans and investment in operating leases	¥91,819
Investment in securities	159,475
Property under facility operations	31,627
Other assets and other	27,022

¥309,943

As of March 31, 2018, debt liabilities was secured by shares of subsidiaries of ¥24,348 million, which were eliminated through consolidation adjustment, and debt liabilities of affiliates were secured by investment in affiliates of ¥44,900 million. In addition, ¥26,456 million was pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2018.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2018.

15. Deposits

Deposits at March 31, 2017 and 2018 consist of the following:

	Millions of yen
	2017	2018
Time deposits	¥1,200,240	¥1,334,290
Other deposits	414,368	423,172

Total	¥1,614,608	¥1,757,462

The balances of time deposits and certificates of deposit issued in amounts of ¥10 million or more were ¥781,516 million and ¥880,725 million at March 31, 2017 and 2018, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The maturity schedule of time deposits at March 31, 2018 is as follows:

Years ending March 31,	Millions of yen
2019	¥700,524
2020	150,324
2021	389,973
2022	27,909
2023	65,060
Thereafter	500

Total	¥1,334,290

16. Income Taxes

Income before income taxes and the provision for income taxes in fiscal 2016, 2017 and 2018 are as follows:

	Millions of yen
	2016	2017	2018
Income before income taxes:
Japan	¥228,527	¥302,995	¥296,577
Overseas	162,775	121,970	138,924

	¥391,302	¥424,965	¥435,501

Provision for income taxes:
Current—
Japan	¥34,866	¥85,963	¥85,514
Overseas	42,918	32,758	22,810

	77,784	118,721	108,324

Deferred—
Japan	34,315	20,859	5,960
Overseas	8,213	4,459	(372)

	42,528	25,318	5,588

Provision for income taxes	¥120,312	¥144,039	¥113,912

In fiscal 2016, the Company and its subsidiaries in Japan are subject to a National Corporation tax of approximately 25%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 6%, which in the aggregate result in a statutory income tax rate of approximately 33.5%. In fiscal 2017 and 2018, the Company and its subsidiaries in Japan are subject to a National Corporation tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.7%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Reconciliations of the differences between the tax provision computed at the statutory rate and the consolidated provision for income taxes in fiscal 2016, 2017 and 2018 are as follows:

	Millions of yen
	2016	2017	2018
Income before income taxes	¥391,302	¥424,965	¥435,501

Tax provision computed at statutory rate	¥131,086	¥134,714	¥138,054
Increases (reductions) in taxes due to:
Change in valuation allowance*	(1,547)	57	(6,971)
Nondeductible expenses	2,277	4,550	3,000
Nontaxable income	(3,767)	(3,504)	(4,464)
Effect of lower tax rates on certain subsidiaries	(3,593)	(2,780)	(5,713)
Effect of investor taxes on earnings of subsidiaries	5,279	8,650	3,831
Effect of the tax rate change related to the new tax law	(7,468)	1,219	(16,232)
Other, net	(1,955)	1,133	2,407

Provision for income taxes	¥120,312	¥144,039	¥113,912

*	In fiscal 2016, decreases in the valuation allowance of ¥12 million due to the amendment to tax loss carryforward rules related to the new Japanese tax law are included in “Change in valuation allowance” in the table above.

The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses, nontaxable income, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries, effect of investor taxes on earnings of subsidiaries, and the effect of the tax reforms as discussed in the following paragraph.

On March 29, 2016, the 2016 tax reform bill was passed by the National Diet of Japan. From fiscal years beginning on April 1, 2016, the national corporate tax rate and local business tax rate were reduced and the local corporate tax rate was increased. The net effect of those changes was a reduction in the combined statutory income tax rate for the fiscal year beginning on April 1, 2016 from approximately 32.9% to approximately 31.7%, and a further reduction in the combined statutory income tax rate for fiscal year beginning on April 1, 2017 to approximately 31.5%. For the fiscal years beginning on or after April 1, 2018, the combined statutory income tax rate was further reduced to approximately 31.3%. Subsequently, the combined statutory income tax rate was increased to approximately 31.7% for the fiscal year beginning on April 1, 2017, and to approximately 31.5% for the fiscal year beginning on or after April 1, 2018 due to the enactment of a local tax rate. In addition, tax loss carryforward rules were amended, and the deductible limit of tax losses carried forward that can be utilized in the fiscal year beginning on April 1, 2016 was reduced to 60% of taxable income for the year, compared to 65% pursuant to the 2015 tax reform. For the fiscal year beginning on April 1, 2017, the deductible limit of tax losses carried forward that can be utilized in the fiscal year was increased to 55% of taxable income for the year, while the tax loss carryforward period was reduced from ten years to nine years. From the fiscal years beginning on or after April 1, 2018, the deductible limit of tax losses carried forward that can be utilized in each fiscal year will remain at 50% of taxable income for the year and the tax loss carryforward period will remain at 10 years, consistent with the 2015 tax reform. The increase and decrease of the deferred tax assets and liabilities due to the change in the tax rates resulted in a decrease of provision for income taxes by ¥7,468 million in the consolidated statements of income in fiscal 2016, and the decrease of the valuation allowance due to the amendment to tax loss carryforward rules resulted in a decrease of provision for income taxes by ¥12 million in the consolidated statements of income in fiscal 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

On November 18, 2016, the 2016 tax reform bill was passed by the National Diet of Japan. The effect of the tax reform bill on the Company and its subsidiaries’ results of operations or financial position in fiscal 2017 was not material.

On December 22, 2017, the tax reform bill commonly referred to as the Tax Cuts and Jobs Act in the United States was enacted. From January 1, 2018, the U.S. corporate tax rate was reduced from 35% to 21%. The decrease in the deferred tax assets and liabilities due to the change in the tax reform resulted in a decrease in provision for income taxes by ¥17,465 million in the consolidated statements of income in fiscal 2018.

Total income taxes recognized in fiscal 2016, 2017 and 2018 are as follows:

	Millions of yen
	2016	2017	2018
Provision for income taxes	¥120,312	¥144,039	¥113,912
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	(6,003)	(6,293)	(11,084)
Defined benefit pension plans	(2,954)	2,582	(911)
Foreign currency translation adjustments	(2,921)	(8,576)	(1,517)
Net unrealized gains (losses) on derivative instruments	(1,696)	229	139
Direct adjustments to shareholders’ equity	(2)	(1)	(2)

Total income taxes	¥106,736	¥131,980	¥100,537

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2017 and 2018 are as follows:

	Millions of yen
	2017	2018
Assets:
Net operating loss carryforwards	¥62,953	¥27,144
Allowance for doubtful receivables on direct financing leases and probable loan losses	13,997	12,984
Investment in securities	13,778	8,650
Accrued expenses	25,973	20,729
Investment in operating leases	16,613	15,400
Property under facility operations	12,299	11,048
Installment loans	6,063	5,916
Other	56,625	53,300

	208,301	155,171
Less: valuation allowance	(43,487)	(14,676)

	164,814	140,495
Liabilities:
Investment in direct financing leases	11,217	11,503
Investment in operating leases	90,310	92,243
Unrealized gains (losses) on investment in securities	14,554	4,957
Deferred insurance policy acquisition costs	42,984	49,982
Policy liabilities and policy account balances	57,748	54,202
Property under facility operations	9,610	10,596
Other intangible assets	107,804	99,999
Undistributed earnings	93,021	89,311
Prepaid benefit cost	9,389	9,290
Other	34,325	34,520

	470,962	456,603

Net deferred tax liability	¥306,148	¥316,108

Net deferred tax assets and liabilities at March 31, 2017 and 2018 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2017	2018
Other assets	¥45,680	¥32,041
Income taxes: Deferred	351,828	348,149

Net deferred tax liability	¥306,148	¥316,108

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2018. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were decreases of ¥7,295 million in fiscal 2016, increases of ¥267 million in fiscal 2017, and decreases of ¥28,811 million in fiscal 2018. The decrease in the total valuation allowance recognized in earinings due to the utilization of net operating loss carryforwards were ¥4,179 million in fiscal 2016, ¥1,639 million in fiscal 2017 and ¥8,303 million in fiscal 2018. The adjustments to the beginning-of-the-year amount in the total valuation allowance resulting from changes in judgment about the realizability of deferred tax assets in future years were net increases of ¥177 million in fiscal 2016 (increases of ¥381 million and decreases of ¥204 million on a gross basis), net increases of ¥2,215 million in fiscal 2017 (increases of ¥2,859 million and decreases of ¥644 million on a gross basis), and net increases of ¥2,029 million in fiscal 2018 (increases of ¥2,677 million and decreases of ¥648 million on a gross basis), respectively.

The Company and certain subsidiaries have net operating loss carryforwards of ¥293,622 million at March 31, 2018, which expire as follows:

Year ending March 31,	Millions of yen
2019	¥21,807
2020	12,618
2021	23,499
2022	18,174
2023	41,048
Thereafter	137,300
Indefinite period	39,176

Total	¥293,622

The unrecognized tax benefits as of March 31, 2017 and 2018 were not material. The Company and its subsidiaries believe that it is not reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2018.

The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2017 and 2018, and in the consolidated statements of income for the fiscal 2016, 2017 and 2018 were not material.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination for the tax years prior to fiscal 2016, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2010, respectively.

Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2009. Subsidiaries in the Netherlands remain subject to a tax examination for the tax years after fiscal 2012.

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

The Company and certain subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in debt securities and marketable equity securities.

The funded status of the defined benefit pension plans, which consists of Japanese plans and overseas plans, as of March 31, 2017 and 2018 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2017	2018	2017	2018
Change in benefit obligation:
Benefit obligation at beginning of year	¥97,030	¥99,721	¥99,912	¥88,630
Service cost	5,276	5,339	3,270	3,455
Interest cost	682	778	1,757	1,994
Actuarial loss (gain)	(1,656)	1,587	(8,893)	1,843
Foreign currency exchange rate change	0	0	(6,226)	6,838
Benefits paid	(2,702)	(2,997)	(1,190)	(1,654)
Business combinations	1,455	381	0	0
Divestitures	0	(226)	0	0
Plan amendments	(364)	10	0	(324)

Benefit obligation at end of year	99,721	104,593	88,630	100,782

Change in plan assets:
Fair value of plan assets at beginning of year	113,056	116,990	85,180	83,394
Actual return on plan assets	987	3,196	2,780	2,586
Employer contribution	3,387	3,559	1,338	1,738
Benefits paid	(2,229)	(2,486)	(1,086)	(1,529)
Business combinations	1,789	142	0	0
Divestitures	0	(132)	0	0
Foreign currency exchange rate change	0	0	(4,818)	7,149

Fair value of plan assets at end of year	116,990	121,269	83,394	93,338

The funded status of the plans	¥17,269	¥16,676	¥(5,236)	¥(7,444)

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in other assets	¥29,958	¥29,701	¥0	¥0
Accrued benefit liability included in other liabilities	(12,689)	¥(13,025)	(5,236)	(7,444)

Net amount recognized	¥17,269	¥16,676	¥(5,236)	¥(7,444)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2017 and 2018 consisted of:

	Millions of yen
	Japanese plans		Overseas plans
	2017	2018	2017	2018
Net prior service credit	¥3,151	¥2,241	¥800	¥754
Net actuarial loss	(23,999)	(24,155)	(6,954)	(9,764)
Net transition obligation	(45)	0	(12)	(8)

Total recognized in accumulated other comprehensive loss, pre-tax	¥(20,893)	¥(21,914)	¥(6,166)	¥(9,018)

The estimated portions of the net prior service credit and net actuarial loss above that will be recognized as a component of net pension cost (gain) of Japanese pension plans in fiscal 2019 are ¥919 million and ¥897 million, respectively, the estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost (gain) of overseas pension plans in fiscal 2019 are ¥140 million, ¥12 million and ¥2 million, respectively.

The accumulated benefit obligations for all Japanese defined benefit pension plans were ¥87,443 million and ¥93,143 million, respectively, at March 31, 2017 and 2018. The accumulated benefit obligations for all overseas defined benefit pension plans were ¥80,731 million and ¥92,176 million, respectively, at March 31, 2017 and 2018.

The aggregates of projected benefit obligations, accumulated benefit obligations and aggregate fair values of plan assets in Japanese pension plans with the accumulated benefit obligations in excess of plan assets were ¥19,715 million, ¥19,101 million and ¥7,026 million, respectively, at March 31, 2017 and ¥20,621 million, ¥20,005 million and ¥7,597 million, respectively, at March 31, 2018. The aggregates of projected benefit obligations, accumulated benefit obligations and aggregate fair values in overseas pension plans with the accumulated benefit obligations in excess of plan assets were ¥6,222 million, ¥6,136 million and ¥5,111 million, respectively, at March 31, 2017 and ¥6,863 million, ¥6,584 million and ¥5,356 million, respectively, at March 31, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Net pension cost of the plans for fiscal 2016, 2017 and 2018 consists of the following:

	Millions of yen
	2016	2017	2018
Japanese plans:
Service cost	¥4,401	¥5,276	¥5,339
Interest cost	995	682	778
Expected return on plan assets	(2,575)	(2,566)	(2,627)
Amortization of prior service credit	(928)	(925)	(912)
Amortization of net actuarial loss (gain)	(15)	959	856
Amortization of transition obligation	49	45	45

Net periodic pension cost	¥1,927	¥3,471	¥3,479

Overseas plans:
Service cost	¥3,856	¥3,270	¥3,455
Interest cost	1,747	1,757	1,994
Expected return on plan assets	(4,584)	(3,581)	(4,217)
Amortization of prior service credit	(113)	(96)	(123)
Amortization of net actuarial loss	1,336	617	38
Amortization of transition obligation	3	4	4

Net periodic pension cost	¥2,245	¥1,971	¥1,151

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2016, 2017 and 2018 are summarized as follows:

	Millions of yen
	2016	2017	2018
Japanese plans:
Current year actuarial gain (loss)	¥(15,417)	¥168	¥(1,005)
Amortization of net actuarial loss (gain)	(15)	959	856
Prior service credit due to amendments	(88)	(34)	(5)
Amortization of prior service credit	(928)	(925)	(912)
Amortization of transition obligation	49	45	45
Plan curtailments and settlements	(92)	0	0

Total recognized in other comprehensive income (loss), pre-tax	¥(16,491)	¥213	¥(1,021)

Overseas plans:
Current year actuarial gain (loss)	¥7,881	¥8,585	¥(2,417)
Amortization of net actuarial loss	1,336	617	38
Prior service credit due to amendments	0	(1)	0
Amortization of prior service credit	(113)	(96)	(123)
Amortization of transition obligation	3	4	4
Foreign currency exchange rate change	307	930	(354)

Total recognized in other comprehensive income (loss), pre-tax	¥9,414	¥10,039	¥(2,852)

The Company and certain subsidiaries use March 31 as a measurement date for all of our material plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Significant assumptions of Japanese pension plans and overseas pension plans used to determine these amounts are as follows:

Japanese plans	2016	2017	2018
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	0.7%	0.8%	0.7%
Rate of increase in compensation levels	4.4%	4.5%	4.6%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	1.2%	0.7%	0.8%
Rate of increase in compensation levels	4.8%	4.4%	4.5%
Expected long-term rate of return on plan assets	2.3%	2.2%	2.2%

Overseas plans	2016	2017	2018
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	1.9%	2.1%	2.0%
Rate of increase in compensation levels	2.8%	2.4%	2.4%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	1.5%	1.9%	2.1%
Rate of increase in compensation levels	2.8%	2.8%	2.4%
Expected long-term rate of return on plan assets	5.5%	4.7%	4.9%

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The fair value of Japanese pension plan assets at March 31, 2017 and 2018, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurement.”

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	March 31, 2018
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥20,628	¥0	¥0	¥0
Other than Japan
Pooled funds*2	23,954	0	0	0
Debt securities:
Japan
Pooled funds*3	17,828	0	0	0
Other than Japan
Pooled funds*4	26,540	0	0	0
Other assets:
Life insurance company general accounts*5	27,112	0	27,112	0
Others*6	5,207	0	5,207	0

	¥121,269	¥0	¥32,319	¥0

*1	These funds invest in listed shares including shares of ORIX Corporation in the amounts of ¥49 million at March 31, 2018.
*2	These funds invest in listed shares.
*3	These funds invest approximately 50% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 40% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥2,017 million at March 31, 2018.
*4	These funds invest entirely in foreign government bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2018, our policy for the portfolio of plans consists of three major components: approximately 40% is invested in equity securities, approximately 40% is invested in debt securities and approximately 20% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

Level 2 assets are comprised principally of investments in life insurance company general accounts. Investments in life insurance company general accounts are valued at conversion value. Pooled funds are valued at the net asset value per share at the measurement date and they have not been classified in the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The fair value of overseas pension plan assets at March 31, 2017 and 2018, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurement.”

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	March 31, 2018
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares	¥39,841	¥39,841	¥0	¥0
Pooled funds*1	69	0	0	0
Debt securities:
Other than Japan
Government bonds	43,110	43,110	0	0
Municipal bonds	4,387	0	4,387	0
Other assets:
Life insurance company general accounts*2	2,318	0	2,318	0
Others*3	3,613	0	3,613	0

	¥93,338	¥82,951	¥10,318	¥0

*1	These funds invest in listed shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2018, our policy for the portfolio of plans consists of three major components: approximately 40% is invested in equity securities and approximately 50% is invested in debt securities and approximately 10% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

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

The Company and certain subsidiaries expect to contribute ¥3,467 million to its Japanese pension plans and ¥1,844 million to its overseas pension plans during the year ending March 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2018, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

	Millions of yen
Years ending March 31,	Japanese plans	Overseas plans
2019	¥2,308	¥1,412
2020	2,093	1,414
2021	2,293	1,391
2022	2,506	1,454
2023	2,701	1,520
2024-2028	16,315	10,823

Total	¥28,216	¥18,014

The cost recognized for Japanese defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2016, 2017 and 2018 were ¥1,350 million, ¥1,422 million and ¥1,626 million, respectively. The cost recognized for overseas defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2016, 2017 and 2018 were ¥2,926 million, ¥2,077 million and ¥2,354 million, respectively.

18. Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests in fiscal 2016, 2017 and 2018 are as follows:

	Millions of yen
	2016	2017	2018
Beginning Balance	¥66,901	¥7,467	¥6,548
Adjustment of redeemable noncontrolling interests to redemption value	(7,557)	(1,293)	1,876
Transaction with noncontrolling interests	(3,606)	0	0
Comprehensive income
Net Income	819	432	452
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	919	(58)	(416)
Total other comprehensive income (loss)	919	(58)	(416)
Comprehensive income	1,738	374	36
Cash dividends	(11,272)	0	(1,040)
Property dividends	(3,776)	0	0
Partial sale of the parent’s ownership interest in subsidiaries that results in the loss of control	(34,961)	0	0

Ending Balance	¥7,467	¥6,548	¥7,420

19. Stock-Based Compensation

The Company has a number of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.

Stock-option program

Since fiscal 2008, the Company has granted stock acquisition rights with a vesting period 1.92 years and an exercise period 9.92 years from grant date. The acquisition rights were to purchase the Company’s common

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

stock at a specified exercise price and were distributed to directors, executive officers, corporate auditors and certain employees of the Company, subsidiaries and capital tie-up companies such as affiliated companies. The Company did not grant stock options in fiscal 2016, 2017 and 2018.

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

The following table summarizes information about the activity of these stock options for fiscal 2018:

	Number of shares*2	Weighted average exercise price*1*2	Weighted average remaining contractual life	Aggregate intrinsic value
		Yen	Years	Millions of yen
Outstanding at beginning of the year	1,683,200	2,386
Exercised	(388,400)	1,689
Forfeited or expired	(864,200)	3,047

Outstanding at end of year	430,600	1,689	0.17	81

Exercisable at end of year	430,600	1,689	0.17	81

*1	The exercise price of the granted options was adjusted in July 2009 for the issuance of new 18 million shares.
*2	The number of shares and exercise price of the granted options were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

The Company received ¥822 million, ¥81 million and ¥656 million in cash from the exercise of stock options during fiscal 2016, 2017 and 2018, respectively.

The total intrinsic value of options exercised during fiscal 2016, 2017 and 2018 was ¥39 million, ¥6 million and ¥118 million, respectively.

In fiscal 2016, 2017 and 2018, the Company did not recognize any stock-based compensation costs of its stock-option program. As of March 31, 2018, the Company had no unrecognized compensation costs.

Stock compensation program

The Company maintains a stock compensation program for directors, executive officers and group executives of the Company. In July 2014, the Company changed the way of provision of the compensation for retiree to provide these shares through “The Board Incentive Plan Trust (“the Trust”)” by a resolution of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Compensation Committee. The Trust purchases the Company’s common shares including future granting shares by an entrusted fund which the Company set in advance. The Company holds those shares as entrusted assets, separately from other treasury stock which the Company holds.

Under the program, points are granted annually to directors, executive officers and group executives of the Company based upon the prescribed standards of the Company. Upon retirement, eligible directors, executive officers and group executives receive a certain number of the Company’s common shares calculated by translating each point earned by that retiree to one common share.

In fiscal 2018, the Company granted 349,410 points, and 474,633 points were settled for individuals who retired during fiscal 2018. Total points outstanding under the stock compensation program as of March 31, 2018 were 1,451,485 points. The points were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

During fiscal 2016, 2017 and 2018, the Company recognized stock-based compensation costs of its stock compensation program in the amount of ¥646 million, ¥611 million and ¥701 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

20. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders in fiscal 2016, 2017 and 2018 are as follows:

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2015	¥50,330	¥(19,448)	¥431	¥(940)	¥30,373

Net unrealized gains (losses) on investment in securities, net of tax of ¥(3,579) million	14,593				14,593
Reclassification adjustment included in net income, net of tax of ¥9,582 million	(17,714)				(17,714)
Defined benefit pension plans, net of tax of ¥2,969 million		(4,440)			(4,440)
Reclassification adjustment included in net income, net of tax of ¥(15) million		317			317
Foreign currency translation adjustments, net of tax of ¥2,921 million			(27,763)		(27,763)
Reclassification adjustment included in net income, net of tax of ¥0 million			806		806
Net unrealized gains (losses) on derivative instruments, net of tax of ¥2,037 million				(4,901)	(4,901)
Reclassification adjustment included in net income, net of tax of ¥(341) million				838	838

Total other comprehensive income (loss)	(3,121)	(4,123)	(26,957)	(4,063)	(38,264)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	24	313	(2,679)	(246)	(2,588)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	919	0	919

Balance at March 31, 2016	¥47,185	¥(23,884)	¥(24,766)	¥(4,757)	¥(6,222)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(1,962) million	(470)				(470)
Reclassification adjustment included in net income, net of tax of ¥8,255 million	(14,456)				(14,456)
Defined benefit pension plans, net of tax of ¥(2,422) million		7,226			7,226
Reclassification adjustment included in net income, net of tax of ¥(160) million		444			444
Foreign currency translation adjustments, net of tax of ¥9,385 million			(6,570)		(6,570)
Reclassification adjustment included in net income, net of tax of ¥(809) million			602		602
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(788) million				2,020	2,020
Reclassification adjustment included in net income, net of tax of ¥559 million				(1,694)	(1,694)

Total other comprehensive income (loss)	(14,926)	7,670	(5,968)	326	(12,898)

Transaction with noncontrolling interests	12	(954)	(4,245)	0	(5,187)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	(8)	162	(3,185)	52	(2,979)

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	0	(58)	0	(58)

Balance at March 31, 2017	¥32,279	¥(17,330)	¥(31,736)	¥(4,483)	¥(21,270)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2017	¥32,279	¥(17,330)	¥(31,736)	¥(4,483)	¥(21,270)

Net unrealized gains (losses) on investment in securities, net of tax of ¥2,045 million	(2,408)				(2,408)
Reclassification adjustment included in net income, net of tax of ¥9,039 million	(20,426)				(20,426)
Defined benefit pension plans, net of tax of ¥888 million		(2,893)			(2,893)
Reclassification adjustment included in net income, net of tax of ¥23 million		(69)			(69)
Foreign currency translation adjustments, net of tax of ¥2,813 million			(1,387)		(1,387)
Reclassification adjustment included in net income, net of tax of ¥(1,296) million			(568)		(568)
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(1,120) million				3,820	3,820
Reclassification adjustment included in net income, net of tax of ¥981 million				(3,041)	(3,041)

Total other comprehensive income (loss)	(22,834)	(2,962)	(1,955)	779	(26,972)

Transaction with noncontrolling interests	0	0	(1)	0	(1)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	(88)	22	(1,537)	34	(1,569)

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	0	(416)	0	(416)

Reclassification of change in accounting standards	932	(173)	(67)	0	692

Balance at March 31, 2018	¥10,465	¥(20,487)	¥(31,806)	¥(3,738)	¥(45,566)

Note:

Reclassification of change in accounting standards represents the amounts reclassified for the early adoption of the Accounting Standards Update 2018-02 (“Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”—ASC 220 (“Income Statement—Reporting Comprehensive Income”)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amounts reclassified to net income from accumulated other comprehensive income (loss) for fiscal 2016, 2017 and 2018 are as follows:

	March 31, 2016
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥25,673	Gains on investment securities and dividends
Sales of investment securities	6,453	Life insurance premiums and related investment income
Amortization of investment securities	(182)	Finance revenues
Amortization of investment securities	(1,584)	Life insurance premiums and related investment income
Others	(3,064)	Write-downs of securities and other

	27,296	Total before income tax
	(9,582)	Income tax (expense) or benefit

	¥17,714	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,041	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(1,321)	See Note 17 “Pension Plans”
Amortization of transition obligation	(52)	See Note 17 “Pension Plans”

	(332)	Total before income tax
	15	Income tax (expense) or benefit

	¥(317)	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(806)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(806)	Total before income tax
	0	Income tax (expense) or benefit

	¥(806)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(27)	Finance revenues/Interest expense
Foreign exchange contracts	2,608	Other (income) and expense, net
Foreign currency swap agreements	(3,760)	Finance revenues/Interest expense/ Other (income) and expense, net

	(1,179)	Total before income tax
	341	Income tax (expense) or benefit

	¥(838)	Net of tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2017
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥16,404	Gains on investment securities and dividends
Sales of investment securities	14,297	Life insurance premiums and related investment income
Amortization of investment securities	(648)	Finance revenues
Amortization of investment securities	(1,125)	Life insurance premiums and related investment income
Others	(6,217)	Write-downs of securities and other

	22,711	Total before income tax
	(8,255)	Income tax (expense) or benefit

	¥14,456	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,021	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(1,576)	See Note 17 “Pension Plans”
Amortization of transition obligation	(49)	See Note 17 “Pension Plans”

	(604)	Total before income tax
	160	Income tax (expense) or benefit

	¥(444)	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(1,411)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(1,411)	Total before income tax
	809	Income tax (expense) or benefit

	¥(602)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥7	Finance revenues/Interest expense
Foreign exchange contracts	(136)	Other (income) and expense, net
Foreign currency swap agreements	2,382	Finance revenues/Interest expense/ Other (income) and expense, net

	2,253	Total before income tax
	(559)	Income tax (expense) or benefit

	¥1,694	Net of tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2018
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥27,158	Gains on investment securities and dividends
Sales of investment securities	4,228	Life insurance premiums and related investment income
Amortization of investment securities	(735)	Finance revenues
Amortization of investment securities	(504)	Life insurance premiums and related investment income
Others	(682)	Write-downs of securities and other

	29,465	Total before income tax
	(9,039)	Income tax (expense) or benefit

	¥20,426	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,035	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(894)	See Note 17 “Pension Plans”
Amortization of transition obligation	(49)	See Note 17 “Pension Plans”

	92	Total before income tax
	(23)	Income tax (expense) or benefit

	¥69	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(728)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(728)	Total before income tax
	1,296	Income tax (expense) or benefit

	¥568	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥132	Finance revenues/Interest expense
Foreign exchange contracts	(20)	Other (income) and expense, net
Foreign currency swap agreements	3,910	Finance revenues/Interest expense/ Other (income) and expense, net

	4,022	Total before income tax
	(981)	Income tax (expense) or benefit

	¥3,041	Net of tax

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

21. ORIX Corporation Shareholders’ Equity

Changes in the number of shares issued in fiscal 2016, 2017 and 2018 are as follows:

	Number of shares
	2016	2017	2018
Beginning balance	1,323,644,528	1,324,058,828	1,324,107,328
Exercise of stock options	414,300	48,500	388,400

Ending balance	1,324,058,828	1,324,107,328	1,324,495,728

The Japanese Companies Act (the “Act”) provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, if specified in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2018 that a total of ¥49,984 million dividends shall be distributed to the shareholders of record as of March 31, 2018. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution.

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

The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥674,340 million as of March 31, 2018.

Retained earnings at March 31, 2018 include ¥57,990 million relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2018, the restricted net assets of certain subsidiaries, which include regulatory capital requirements mainly for banking operations and life insurance of ¥25,634 million, do not exceed 25% of consolidated net assets.

22. Gains on Investment Securities and Dividends

Gains on investment securities and dividends in fiscal 2016, 2017 and 2018 consist of the following:

	Millions of yen
	2016	2017	2018
Net gains on investment securities	¥31,134	¥27,233	¥39,139
Dividends income, other	4,652	3,095	4,163

	¥35,786	¥30,328	¥43,302

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Net gains on investment securities include net trading gains of ¥892 million, net trading losses of ¥65 million and net trading gains of ¥2,290 million for fiscal 2016, 2017 and 2018, respectively.

23. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2016, 2017 and 2018 consist of the following:

	Millions of yen
	2016	2017	2018
Life insurance premiums	¥209,120	¥247,427	¥299,320
Life insurance related investment income (loss)	(19,699)	48,513	52,270

	¥189,421	¥295,940	¥351,590

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For fiscal 2016, 2017 and 2018, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	2016	2017	2018
Reinsurance benefits	¥2,298	¥4,023	¥3,617
Reinsurance premiums	(11,530)	(9,657)	(6,993)

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for fiscal 2016, 2017 and 2018 amounted to ¥12,585 million, ¥14,346 million and ¥16,465 million, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for fiscal 2016, 2017 and 2018 are as follows:

	Millions of yen
	2016	2017	2018
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥(33,318)	¥37,016	¥46,890
Net gains or losses from derivative contracts:	1,633	(10,568)	(7,332)
Futures	1,116	(9,118)	(6,238)
Foreign exchange contracts	496	220	(270)
Options held	21	(1,670)	(824)
Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(459,482)	¥(189,481)	¥(161,510)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	418,731	¥185,830	180,775
Changes in the fair value of the reinsurance contracts	(1,817)	¥15,739	7,108

24. Sales of Goods and Real Estate

The following table provides information about sales of goods and real estate and costs of goods and real estate sold for fiscal 2016, 2017 and 2018:

	Millions of yen
	2016	2017	2018
Sales of goods	¥707,502	¥898,022	¥954,807
Real estate sales	126,508	117,227	124,245

Sales of goods and real estate	¥834,010	¥1,015,249	¥1,079,052

Costs of goods sold	¥641,715	¥832,423	¥896,515
Costs of real estate sold	106,544	96,371	106,994

Costs of goods and real estate sold	¥748,259	¥928,794	¥1,003,509

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

25. Services Income and Services Expense

The following table provides information about services income and services expense for fiscal 2016, 2017 and 2018:

	Millions of yen
	2016	2017	2018
Revenues from asset management and servicing	¥201,470	¥190,454	¥213,667
Revenues from automobile related business	76,134	73,091	73,095
Revenues from facilities operation related business	106,632	102,399	104,187
Revenues from environment and energy related business	85,271	100,102	112,821
Revenues from real estate management and contract work	174,170	181,088	183,243
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	22,983	0	0
Other	68,526	90,769	108,045

Services income	¥735,186	¥737,903	¥795,058

Expenses from asset management and servicing	¥55,283	¥47,126	¥49,848
Expenses from automobile related business	46,424	44,417	44,599
Expenses from facilities operation related business	90,949	87,709	90,623
Expenses from environment and energy related business	68,888	77,020	89,278
Expenses from real estate management and contract work	156,075	160,917	166,487
Other	27,768	34,088	41,961

Services expense	¥445,387	¥451,277	¥482,796

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

As of March 31, 2017 and 2018, the long-lived assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	2017	2018
Investment in operating leases	¥32,283	¥31,776
Property under facility operations	1,977	12,483
Other assets	2,508	164

The long-lived assets classified as held for sale as of March 31, 2017 are included in Corporate Financial Services segment, Maintenance Leasing segment, Real Estate segment, Investment and Operation segment and Overseas Business segment. The long-lived assets classified as held for sale as of March 31, 2018 are included in Corporate Financial Services segment, Real Estate segment, Investment and Operation segment and Overseas Business segment.

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

During fiscal 2016, 2017 and 2018, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥13,448 million, ¥9,134 million and ¥5,525 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

March 31, 2016	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥2,183	5	¥5,855	6
Commercial facilities other than office buildings	502	2	1,559	3
Condominiums	780	1	0	0
Land undeveloped or under construction	22	1	0	0
Others*	2,353	—	194	—

Total	¥5,840	—	¥7,608	—

March 31, 2017	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥68	1	¥1,239	5
Commercial facilities other than office buildings	1,316	3	2,082	5
Condominiums	317	1	69	1
Land undeveloped or under construction	0	0	786	5
Others*	2,215	—	1,042	—

Total	¥3,916	—	¥5,218	—

March 31, 2018	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥190	2	¥0	0
Commercial facilities other than office buildings	1,134	2	297	3
Others*	538	—	3,366	—

Total	¥1,862	—	¥3,663	—

*	For the “Others”, the number of properties are omitted. Write-downs of long-lived assets for fiscal 2016 and 2017 include write-downs of ¥2,338 million and ¥1,156 million of aircraft, respectively. Write-downs of long-lived assets for fiscal 2018 include write-downs of ¥2,138 million of hotels.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Breakdowns of these amounts by segment are provided in Note 33 “Segment Information.”

27. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2016, 2017 and 2018 is as follows:

In fiscal 2016, 2017 and 2018 the diluted EPS calculation excludes stock options for 4,370 thousand shares, 2,697 thousand shares and 192 thousand shares, as they were antidilutive.

	Millions of yen
	2016	2017	2018
Net Income attributable to ORIX Corporation shareholders	¥260,169	¥273,239	¥313,135

	Thousands of shares
	2016	2017	2018
Weighted-average shares	1,309,136	1,308,105	1,281,238
Effect of dilutive securities
Exercise of stock options	1,377	1,277	1,314

Weighted-average shares for diluted EPS computation	1,310,513	1,309,382	1,282,552

	Yen
	2016	2017	2018
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥198.73	¥208.88	¥244.40
Diluted	198.52	208.68	244.15

Note:	The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock shares to be deducted in calculation of the weighted-average shares for EPS computation (1,984,512 shares, 2,092,595 shares and 1,946,561 shares in fiscal 2016, 2017 and 2018).

28. Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2017 and 2018.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged item. The amounts of these net gains (losses) after deducting applicable taxes were net losses of ¥838 million, gains of ¥1,694 million and ¥3,041 million during fiscal 2016, 2017 and 2018, respectively. The amount of net gains (losses), which represent the ineffectiveness of cash flow hedges, ¥111 million of gains, ¥310 million of gains and ¥1,124 million of losses were recorded in earnings for fiscal 2016, 2017 and 2018, respectively. The amount of net derivative losses, ¥591 million, included in other comprehensive income (loss), net of applicable income taxes at March 31, 2018 will be reclassified into earnings within fiscal 2019.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables, borrowings and others denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap agreements to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment. For fiscal 2016 and fiscal 2017, net gains of ¥1 million and net losses of ¥2 million, respectively, of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings. For fiscal 2018, there were no gains or losses of hedge ineffectiveness associated with instruments designated as fair value hedges.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of other comprehensive income (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(d) Derivatives not designated as hedging instruments

The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds option agreements, futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2016 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(4,463)	Finance revenues/Interest expense	¥(27)	—	¥0
Foreign exchange contracts	491	Other (income) and expense, net	2,608	—	0
Foreign currency swap agreements	(2,786)	Finance revenues/Interest expense/Other (income) and expense, net	(3,760)	Other (income) and expense, net	111

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location

Interest rate swap agreements	¥(608)	Finance revenues/Interest expense	¥608	Finance revenues/Interest expense

Foreign exchange contracts	24,746	Other (income) and expense, net	(24,746)	Other (income) and expense, net

Foreign currency swap agreements	3,261	Other (income) and expense, net	(3,260)	Other (income) and expense, net

Foreign currency long-term debt	1,648	Other (income) and expense, net	(1,648)	Other (income) and expense, net

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥18,209	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(57)	—	¥0
Borrowings and bonds in local currency	11,626	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(95)	Other (income) and expense, net
Futures	1,092	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	470	Gains on investment securities and dividends Life insurance premiums and related investment income* Other (income) and expense, net
Credit derivatives held	109	Other (income) and expense, net
Options held/written and other	(272)	Other (income) and expense, net Life insurance premiums and related investment income*

*	Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2016 (see Note 23 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2017 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥1,757	Finance revenues/Interest expense	¥7	—	¥0
Foreign exchange contracts	(1,174)	Other (income) and expense, net	(136)	—	0
Foreign currency swap agreements	2,225	Finance revenues/Interest expense/Other (income) and expense, net	2,382	Other (income) and expense, net	310

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(56)	Finance revenues/Interest expense	¥56	Finance revenues/Interest expense
Foreign exchange contracts	(4,463)	Other (income) and expense, net	4,463	Other (income) and expense, net
Foreign currency swap agreements	595	Other (income) and expense, net	(597)	Other (income) and expense, net
Foreign currency long-term debt	78	Other (income) and expense, net	(78)	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥2,300	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥858	—	¥0
Borrowings and bonds in foreign currencies	8,908	—	0	—	0

(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥634	Other (income) and expense, net
Futures	(9,104)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	4,602	Gains on investment securities and dividends Life insurance premiums and related investment income* Other (income) and expense, net
Credit derivatives held	(103)	Other (income) and expense, net
Options held/written and other	(2,324)	Other (income) and expense, net Life insurance premiums and related investment income*

*	Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2017 (see Note 23 “Life Insurance Operations”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2018 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(114)	Finance revenues/Interest expense	¥132	—	¥0
Foreign exchange contracts	(566)	Other (income) and expense, net	(20)	—	0
Foreign currency swap agreements	5,620	Finance revenues/Interest expense/Other (income) and expense, net	3,910	Other (income) and expense, net	(1,124)

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location

Interest rate swap agreements	¥(393)	Finance revenues/Interest expense	¥393	Finance revenues/Interest expense
Foreign exchange contracts	956	Other (income) and expense, net	(956)	Other (income) and expense, net
Foreign currency swap agreements	1,147	Other (income) and expense, net	(1,147)	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(14,300)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(3,559)	—	¥0
Borrowings and bonds in foreign currencies	8,746	—	0	—	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(4) Derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥1,420	Other (income) and expense, net
Futures	(5,819)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	(6,626)	Gains on investment securities and dividends Life insurance premiums and related investment income* Other (income) and expense, net
Credit derivatives held	(4)	Other (income) and expense, net
Options held/written and other	(291)	Other (income) and expense, net Life insurance premiums and related investment income*

*	Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2018 (see Note 23 “Life Insurance Operations”).

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2017 and 2018 are as follows.

March 31, 2017

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥243,197	¥71	Other Assets	¥4,391	Other Liabilities
Futures, foreign exchange contracts	745,481	6,373	Other Assets	8,021	Other Liabilities
Foreign currency swap agreements	74,482	4,545	Other Assets	1,677	Other Liabilities
Foreign currency long-term debt	280,266	0	—	0	—
Derivatives not designated as hedging instruments:
Interest rate swap agreements	¥8,258	¥233	Other Assets	¥176	Other Liabilities
Options held/written and other*	224,064	5,804	Other Assets	1,071	Other Liabilities
Futures, foreign exchange contracts*	565,981	5,973	Other Assets	800	Other Liabilities
Credit derivatives held	6,942	0	—	159	Other Liabilities

*	The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥46,063 million, futures contracts of ¥52,791 million and foreign exchange contracts of ¥16,690 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2017, respectively. Derivative assets in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥1,708 million, ¥694 million and ¥57 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥37 million and ¥45 million at March 31, 2017, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2018

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥278,850	¥55	Other Assets	¥4,759	Other Liabilities
Futures, foreign exchange contracts	566,583	11,445	Other Assets	2,149	Other Liabilities
Foreign currency swap agreements	70,156	422	Other Assets	3,220	Other Liabilities
Foreign currency long-term debt	396,503	0	—	0	—
Derivatives not designated as hedging instruments:
Interest rate swap agreements	¥19,569	¥272	Other Assets	¥165	Other Liabilities
Options held/written and other*	372,138	7,025	Other Assets	701	Other Liabilities
Futures, foreign exchange contracts*	271,365	2,612	Other Assets	1,298	Other Liabilities
Credit derivatives held	5,459	0	—	108	Other Liabilities

*	The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥40,275 million, futures contracts of ¥38,094 million and foreign exchange contracts of ¥12,140 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2018, respectively. Derivative assets in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥844 million, ¥182 million and ¥90 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥318 million and ¥15 million at March 31, 2018, respectively.

29. Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding to derivative assets and liabilities and other assets and liabilities as of March 31, 2017 and 2018 are as follows.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2018

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral received/ pledged
Derivative assets	¥21,831	¥(2,105)	¥19,726	¥(820)	¥(6,497)	¥12,409
Reverse repurchase, securities borrowing, and similar arrangements*2	5,784	(5,590)	194	0	0	194

Total assets	¥27,615	¥(7,695)	¥19,920	¥(820)	¥(6,497)	¥12,603

Derivative liabilities	¥12,400	¥(2,105)	¥10,295	¥0	¥(180)	¥10,115
Repurchase, securities lending, and similar arrangements*2	5,590	(5,590)	0	0	0	0

Total liabilities	¥17,990	¥(7,695)	¥10,295	¥0	¥(180)	¥10,115

*1	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
*2	Reserve repurchase agreements and securities borrowing, and similar transactions are reported within other assets in the consolidated balance sheets. Repurchase agreements and securities lending, and similar transactions are reported within other liabilities in the consolidated balance sheets.

30. Significant Concentrations of Credit Risk

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

At March 31, 2017 and 2018, no concentration with a single obligor exceeded 1% of the Company’s consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥6,072 billion, or 75%, at March 31, 2017 and ¥6,166 billion, or 76%, at March 31, 2018 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risk outside of Japan is exposure attributable to obligors located in the Americas. The gross amount of such exposure is ¥965 billion and ¥821 billion as of March 31, 2017 and 2018, respectively.

The Company and its subsidiaries have transportation equipment such as automobile operations and aircraft. Transportation equipment is mainly recorded in investment in direct financing leases and operating leases. In connection with investment in direct financing leases and operating leases, the percentage of investment in transportation equipment to consolidated total assets is 11.4% and 11.8% as of March 31, 2017 and 2018, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries provide consumers with housing loans. In connection with installment loans, the percentage of housing loans to consolidated total assets is 11.4% and 12.3% as of March 31, 2017 and 2018, respectively.

31. Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between carrying amount of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include investment in direct financing leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts. For derivative financial instruments, see Note 2 “Fair Value Measurements.”

March 31, 2017

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,039,870	¥1,039,870	¥1,039,870	¥0	¥0
Restricted cash	93,342	93,342	93,342	0	0
Installment loans (net of allowance for probable loan losses)	2,767,016	2,783,466	0	254,708	2,528,758
Trading securities	569,074	569,074	37,500	531,574	0
Investment in securities:
Practicable to estimate fair value	1,307,618	1,332,941	93,995	1,086,629	152,317
Not practicable to estimate fair value*1	149,820	149,820	0	0	0
Other Assets:
Time deposits	9,375	9,375	0	9,375	0
Derivative assets*2	18,980	18,980	0	0	0
Reinsurance recoverables (Investment contracts)	72,615	73,967	0	0	73,967
Liabilities:
Short-term debt	¥283,467	¥283,467	¥0	¥283,467	¥0
Deposits	1,614,608	1,615,655	0	1,615,655	0
Policy liabilities and Policy account balances (Investment contracts)	287,463	288,372	0	0	288,372
Long-term debt	3,854,984	3,862,815	0	1,184,261	2,678,554
Other Liabilities:
Derivative liabilities*2	12,276	12,276	0	0	0

*1	The fair value of investment securities of ¥149,820 million was not estimated, as it was not practicable.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2018

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,321,241	¥1,321,241	¥1,321,241	¥0	¥0
Restricted cash	83,876	83,876	83,876	0	0
Installment loans (net of allowance for probable loan losses)	2,779,186	2,788,069	0	139,416	2,648,653
Trading securities	422,053	422,053	35,766	386,287	0
Investment in securities:
Practicable to estimate fair value	1,167,247	1,194,180	65,716	969,668	158,796
Not practicable to estimate fair value*1	140,155	140,155	0	0	0
Other Assets:
Time deposits	3,378	3,378	0	3,378	0
Derivative assets*2	19,726	19,726	0	0	0
Reinsurance recoverables (Investment contracts)	51,351	52,015	0	0	52,015
Liabilities:
Short-term debt	¥306,754	¥306,754	¥0	¥306,754	¥0
Deposits	1,757,462	1,759,248	0	1,759,248	0
Policy liabilities and Policy account balances (Investment contracts)	275,507	275,979	0	0	275,979
Long-term debt	3,826,504	3,830,529	0	922,319	2,908,210
Other Liabilities:
Derivative liabilities*2	10,295	10,295	0	0	0

*1	The fair value of investment securities of ¥140,155 million was not estimated, as it was not practicable.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”

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

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the balance sheet date, thereby taking into account the current unrealized gains or losses of open contracts. In estimating the fair value of most of the Company’s and its subsidiaries’ derivatives, estimated future cash flows are discounted using the current interest rate.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

32. Commitments, Guarantees and Contingent Liabilities

Commitments—As of March 31, 2018, the Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥341 million.

The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen
2019	¥7,939
2020	7,017
2021	6,018
2022	5,543
2023	6,631
Thereafter	34,523

Total	¥67,671

The Company and certain subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥14,036 million, ¥13,849 million and ¥14,516 million in fiscal 2016, 2017 and 2018, respectively.

Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥4,754 million, ¥5,068 million and ¥5,922 million in fiscal 2016, 2017 and 2018, respectively. The longest contract of them will mature in fiscal 2024. As of March 31, 2018, the amounts due are as follows:

Years ending March 31,	Millions of yen
2019	¥5,280
2020	3,764
2021	1,673
2022	751
2023	358
Thereafter	4

Total	¥11,830

The Company and certain subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥77,957 million as of March 31, 2018.

The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2018, the total unused credit and capital amount available is ¥319,154 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Guarantees—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC460 (“Guarantees”). The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2017 and 2018:

	2017			2018
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥451,597	¥7,274	2024	¥488,297	¥7,294	2025
Transferred loans	167,799	1,300	2047	166,906	1,227	2058
Consumer loans	249,719	29,641	2018	297,153	37,596	2029
Housing loans	26,448	5,362	2048	28,408	5,021	2048
Other	935	307	2025	615	230	2025

Total	¥896,498	¥43,884	—	¥981,379	¥51,368	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2017 and 2018, total notional amount of the loans subject to such guarantees are ¥1,326,000 million and ¥1,098,000 million, respectively, and book value of guarantee liabilities are ¥1,722 million and ¥1,966 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of the fiscal year. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2018.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees in fiscal 2018.

As of March 31, 2017 and 2018, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥546,871 million and ¥564,854 million, respectively.

Guarantee of consumer loans: A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally a month or more.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees in fiscal 2018.

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

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees in fiscal 2018.

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

33. Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Loan, leasing and fee business

Maintenance Leasing	:	Automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing

Real Estate	:	Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services

Investment and Operation	:	Environment and energy, principal investment, loan servicing (asset recovery), and concession

Retail	:	Life insurance, banking and card loan

Overseas Business	:	Leasing, loan, bond investment, asset management and aircraft- and ship-related operations

Financial information of the segments for fiscal 2016, 2017 and 2018 is as follows:

Year ended March 31, 2016	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥107,150	¥271,662	¥191,540	¥1,028,355	¥254,289	¥526,008	¥2,379,004
Finance revenues	34,215	12,067	6,720	12,625	55,318	75,004	195,949
Interest expense	7,214	3,545	4,676	3,539	4,654	33,356	56,984
Depreciation and amortization	4,764	127,862	15,908	8,836	17,489	52,606	227,465
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	(701)	24	(110)	(940)	7,370	7,277	12,920
Write-downs of long-lived assets	0	0	8,036	214	0	4,978	13,228
Decrease in policy liabilities and policy account balances	0	0	0	0	(405,014)	0	(405,014)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	1,064	191	6,048	18,822	796	76,747	103,668
Segment profits	42,418	42,935	42,902	57,220	51,756	142,879	380,110
Segment assets	1,049,867	731,329	739,592	704,156	3,462,772	2,284,733	8,972,449
Long-lived assets	41,170	479,619	600,693	193,970	52,359	386,950	1,754,761
Expenditures for long-lived assets	14,180	151,330	49,858	74,645	439	272,315	562,767
Investment in affiliates	22,755	1,996	91,010	108,237	911	305,674	530,583

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Year ended March 31, 2017	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥102,979	¥270,615	¥212,050	¥1,271,973	¥368,665	¥458,912	¥2,685,194
Finance revenues	30,153	13,029	2,319	10,680	59,177	81,251	196,609
Interest expense	6,032	3,360	3,085	4,870	4,041	36,535	57,923
Depreciation and amortization	6,517	130,272	15,169	13,176	18,914	50,960	235,008
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	(96)	210	33	(1,047)	10,109	13,959	23,168
Write-downs of long-lived assets	0	46	3,353	1,569	0	3,908	8,876
Decrease in policy liabilities and policy account balances	0	0	0	0	(103,878)	0	(103,878)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	3,354	178	4,160	39,750	14	42,470	89,926
Bargain Purchase Gain	0	0	0	5,802	0	0	5,802
Segment profits	38,032	39,787	72,841	85,000	72,865	112,312	420,837
Segment assets	1,032,152	752,513	657,701	768,675	3,291,631	2,454,200	8,956,872
Long-lived assets	42,337	452,840	512,930	269,515	45,267	435,368	1,758,257
Expenditures for long-lived assets	8,330	164,486	32,875	74,787	276	196,451	477,205
Investment in affiliates	18,392	1,880	99,347	71,481	810	332,154	524,064

Year ended March 31, 2018	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥115,712	¥275,740	¥172,948	¥1,402,313	¥428,697	¥477,420	¥2,872,830
Finance revenues	28,390	14,059	2,055	8,982	61,222	96,368	211,076
Interest expense	4,893	3,049	2,224	5,632	4,026	49,477	69,301
Depreciation and amortization	10,404	131,829	14,952	21,726	21,642	70,109	270,662
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	1,072	192	(8)	(927)	11,244	5,831	17,404
Write-downs of long-lived assets	32	29	4,187	27	0	1,250	5,525
Decrease in policy liabilities and policy account balances	0	0	0	0	(53,512)	0	(53,512)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	2,681	102	32,775	52,001	6	11,749	99,314
Segment profits	49,275	40,162	62,372	96,120	74,527	106,602	429,058
Segment assets	961,901	818,201	620,238	847,677	3,174,505	2,594,728	9,017,250
Long-lived assets	41,252	468,459	482,300	284,416	43,878	507,535	1,827,840
Expenditures for long-lived assets	3,764	170,727	56,755	60,779	174	286,730	578,929
Investment in affiliates	16,845	1,996	86,666	170,449	702	314,569	591,227

The accounting policies of the segments are almost the same as those described in Note 1 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and the consolidation of certain variable interest entities (VIEs). Net income attributable to noncontrolling interests and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses (pre-tax) attributable to ORIX Corporation Shareholders. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax basis. Additionally, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, which are recognized net of tax in the accompanying consolidated statements of income, are adjusted to profit or loss before income taxes, when calculating segment profits or losses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense, net) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for investment in operating leases (included in other assets), advances for investment in property under facility operations (included in other assets) and goodwill and other intangible assets recognized as a result of business combination (included in other assets) and servicing assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	2016	2017	2018
Segment revenues:
Total revenues for segments	¥2,379,004	¥2,685,194	2,872,830
Revenues related to corporate assets	9,230	9,244	8,613
Revenues related to assets of certain VIEs	5,455	4,513	2,616
Revenues from inter-segment transactions	(24,487)	(20,292)	(21,288)

Total consolidated revenues	¥2,369,202	¥2,678,659	¥2,862,771

Segment profits:
Total segment profits	¥380,110	¥420,837	¥429,058
Corporate losses	(5,261)	(3,634)	(4,329)
Gains related to assets or liabilities of certain VIEs	5,632	75	20
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	10,821	7,687	10,752

Total consolidated income before income taxes	¥391,302	¥424,965	¥435,501

Segment assets:
Total segment assets	¥8,972,449	¥8,956,872	¥9,017,250
Cash and cash equivalents, restricted cash	811,399	1,133,212	1,405,117
Allowance for doubtful receivables on direct financing leases and probable loan losses	(60,071)	(59,227)	(54,672)
Trade notes, accounts and other receivable	294,638	283,427	294,773
Other corporate assets	700,612	672,562	681,846
Assets of certain VIEs	273,891	245,049	81,668

Total consolidated assets	¥10,992,918	¥11,231,895	¥11,425,982

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Year ended March 31, 2016
	Japan	The Americas*1	Other*2*3	Total
Total Revenues	¥1,827,582	¥186,186	¥355,434	¥2,369,202
Income before Income Taxes	241,794	74,546	74,962	391,302

	Millions of yen
	Year ended March 31, 2017
	Japan	The Americas*1	Other*2*3	Total
Total Revenues	¥2,195,389	¥142,430	¥340,840	¥2,678,659
Income before Income Taxes	313,175	44,083	67,707	424,965

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Year ended March 31, 2018
	Japan	The Americas*1	Other*2*3	Total
Total Revenues	¥2,377,729	¥108,186	¥376,856	¥2,862,771
Income before Income Taxes	320,511	46,869	68,121	435,501

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East
*3	ORIX Corporation Europe N. V., one of the Company’s subsidiaries domiciled in the Netherlands, which changed its name from Robeco Groep N. V. on January 1, 2018, is a holding company owning asset management companies. Due to its customer base being spread across the world, total revenues and income before income taxes of the Company are included in ”Other.” Based on its legal entity location, revenues were ¥108,446 million in the Americas and ¥76,726 million in Other for the fiscal year ended March 31, 2016, ¥96,157 million in the Americas and ¥76,012 million in Other for the fiscal year ended March 31, 2017, and ¥100,116 million in the Americas and ¥87,100 million in Other for the fiscal year ended March 31, 2018.

Revenues from one customer that exceeds 10% of consolidated revenue for fiscal 2018 consist of approximately ¥3 million in Corporate Financial Services Segment and ¥320,446 million in Investment and Operation Segment.

34. Subsequent Events

There are no material subsequent events.

Schedule II.—Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

Description	Millions of yen
	Year Ended March 31, 2016
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥392	¥0	¥0	¥(237)	¥1	¥156

Total	¥392	¥0	¥0	¥(237)	¥1	¥156

Description	Millions of yen
	Year Ended March 31, 2017
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥156	¥0	¥86	¥(91)	¥(7)	¥144

Total	¥156	¥0	¥86	¥(91)	¥(7)	¥144

Description	Millions of yen
	Year Ended March 31, 2018
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥144	¥0	¥2,159	¥(182)	¥30	¥2,151

Total	¥144	¥0	¥2,159	¥(182)	¥30	¥2,151

Description	Millions of yen
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets: Valuation allowance
Year ended March 31, 2016	¥50,515	¥419	¥2,936	¥(4,622)	¥(6,028)	¥43,220
Year ended March 31, 2017	¥43,220	¥1,606	¥2,043	¥(2,104)	¥(1,278)	¥43,487
Year ended March 31, 2018	¥43,487	¥0	¥1,451	¥(30,295)	¥33	¥14,676

*1	The amount of deduction includes benefits recognized in earnings, expiration of loss carryforwards and sales of subsidiaries. The amounts of benefits recognized in earnings were ¥4,179 million in fiscal 2016, ¥1,639 million in fiscal 2017 and ¥8,303 million in fiscal 2018.
*2	The amount of other includes translation adjustment and the effect of changes in statutory tax rate and the effect of the amendment to tax loss carryforward rules.