Form 20-F
period 2019-03-31
ORIX CORP
filed 2019-06-25
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

Hiroya Goto

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku

Tokyo 105-6135, Japan

Telephone: +81-3-3435-1274

Facsimile: +81-3-3435-1276

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

	Title of each class	Trading Symbols(s)	Name of each exchange on which registered
(1)	Common stock without par value (the “Shares”)	IX	New York Stock Exchange*
(2)	American depository shares (the “ADSs”), each of which represents five shares	IX	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2019, 1,324,629,128 Shares were outstanding, including Shares that were represented by 4,284,255 ADSs.

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

☒  Yes    ☐  No

Indicate by check mark whether the Registrant submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2019 is referred to throughout this annual report as “fiscal 2019,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

	Year ended March 31,
	2015	2016	2017	2018	2019
	(Millions of yen)
Income statement data*[1]:
Total revenues*[2]	¥2,174,283	¥2,369,202	¥2,678,659	¥2,862,771	¥2,434,864
Total expenses	1,917,454	2,081,461	2,349,435	2,526,576	2,105,426
Operating income	256,829	287,741	329,224	336,195	329,438
Equity in net income of affiliates	30,531	45,694	26,520	50,103	32,978
Gains on sales of subsidiaries and affiliates and liquidation losses, net	20,575	57,867	63,419	49,203	33,314
Bargain purchase gain	36,082	0	5,802	0	0
Income before income taxes and discontinued operations	344,017	391,302	424,965	435,501	395,730
Income from continuing operations	254,960	270,990	280,926	321,589	327,039
Net income attributable to the noncontrolling interests	15,339	10,002	7,255	8,002	2,890
Net income attributable to the redeemable noncontrolling interests	4,970	819	432	452	404
Net income attributable to ORIX Corporation shareholders	234,948	260,169	273,239	313,135	323,745

	As of March 31,
	2015	2016	2017	2018	2019
	(Millions of yen, except number of shares)
Balance sheet data*[1]:
Investment in Direct Financing Leases*[3]	¥1,216,454	¥1,190,136	¥1,204,024	¥1,194,888	¥1,155,632
Installment Loans*[3]	2,478,054	2,592,233	2,815,706	2,823,769	3,277,670
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(72,326)	(60,071)	(59,227)	(54,672)	(58,011)
Investment in Operating Leases	1,296,220	1,349,199	1,313,164	1,344,926	1,335,959
Investment in Securities	2,846,257	2,344,792	2,026,512	1,729,455	1,928,916
Property under Facility Operations	278,100	327,016	398,936	434,786	441,632
Others*[4]	3,397,115	3,249,613	3,532,780	3,952,830	4,093,119

Total Assets	¥11,439,874	¥10,992,918	¥11,231,895	¥11,425,982	¥12,174,917

Short-term Debt, Long-term Debt and Deposits*[4]	¥5,701,356	¥5,685,014	¥5,753,059	¥5,890,720	¥6,423,512
Policy Liabilities and Policy Account Balances	2,073,650	1,668,636	1,564,758	1,511,246	1,521,355
Common Stock	220,056	220,469	220,524	220,961	221,111
Additional Paid-in Capital	255,595	257,629	268,138	267,291	257,625
ORIX Corporation Shareholders’ Equity	2,152,198	2,310,431	2,507,698	2,682,424	2,897,074
Number of Issued Shares	1,323,644,528	1,324,058,828	1,324,107,328	1,324,495,728	1,324,629,128
Number of Outstanding Shares*[5]	1,308,642,971	1,309,514,020	1,302,587,061	1,280,000,872	1,279,961,352

	As of and for the Year Ended March 31,
	2015	2016	2017	2018	2019
	(Yen and dollars, except ratios and number of employees)
Key ratios (%)*[6]:
Return on ORIX Corporation shareholders’ equity (“ROE”)	11.5	11.7	11.3	12.1	11.6
Return on assets (“ROA”)	2.29	2.32	2.46	2.76	2.74
ORIX Corporation shareholders’ equity ratio	18.8	21.0	22.3	23.5	23.8
Allowance/investment in direct financing leases and installment loans	2.0	1.6	1.5	1.4	1.3

Per share data and employees:
ORIX Corporation shareholders’ equity per share*[7]	¥1,644.60	¥1,764.34	¥1,925.17	¥2,095.64	¥2,263.41
Basic earnings per share for income attributable to ORIX Corporation shareholders from continuing operations*[8]	179.24	198.73	208.88	244.40	252.92
Basic earnings per share for net income attributable to ORIX Corporation shareholders	179.47	198.73	208.88	244.40	252.92
Diluted earnings per share for net income attributable to ORIX Corporation shareholders	179.21	198.52	208.68	244.15	252.70
Dividends applicable to fiscal year per share	36.00	45.75	52.25	66.00	76.00
Dividends applicable to fiscal year per share*[9]	$0.29	$0.40	$0.48	$0.60	$0.69
Number of employees	31,035	33,333	34,835	31,890	32,411

*[1]

Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)), Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) and Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) have been adopted since April 1, 2018. For further information, see Note 1 of “Item 18. Financial Statements.”

*[2]	Consumption tax is excluded from the stated amount of total revenues.

*[3]

The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥123,042 million, ¥94,327 million, ¥80,347 million ¥71,974 million, and ¥86,046 million as of March 31, 2015, 2016, 2017 2018, and 2019, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥15,373 million, ¥12,556 million, ¥11,600 million, ¥12,084 million and ¥14,807 million as of March 31, 2015, 2016, 2017 2018, and 2019, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥6,635 million, ¥8,178 million, ¥9,722 million, ¥12,748 million and ¥12,412 million as of March 31, 2015, 2016, 2017 2018, and 2019, respectively, and (iii) installment loans individually evaluated for impairment of ¥101,034 million, ¥73,593 million, ¥59,025 million ¥47,142 million, and ¥58,827 million as of March 31, 2015, 2016, 2017, 2018 and 2019, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2019 Compared to Year Ended March 31, 2018—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

*[4]

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”—ASC 835-30 (“Interest—Imputation of Interest”)) in fiscal 2017.

*[5]

The Company’s shares held through the Board Incentive Plan Trust, which was established in July 2014 to provide shares at the time of retirement as compensation, are included in the number of treasury stock shares and excluded from the number of outstanding shares. The Board Incentive Plan Trust held 2,153,800 shares, 1,696,217 shares, 2,126,076 shares, 1,651,443 shares and 1,823,993 shares as of March 31, 2015, 2016, 2017, 2018 and 2019, respectively.

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

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described below as well as all the other information in this annual report, including, but not limited to, our consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Our business activities, financial condition and results of operations and the trading prices of our securities could be adversely affected by any of the factors discussed below or other factors. Even if we do not incur direct financial loss as a result of these risks, our reputation may be adversely affected. This annual report also contains forward-looking statements that involve uncertainties. Our actual results could differ from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the risks faced by us described below and elsewhere in this annual report. See “Forward-Looking Statements.” Forward-looking statements in this section are made only as of the filing date of this annual report.

1. Risks Related to our External Environment

(1) Global economic weakness and instability or political turmoil could adversely affect our business activities, financial condition and results of operations.

We conduct business operations in Japan and other areas of Asia, as well as in the Americas, Oceania, the Middle East and Europe. Our business is affected by general economic conditions and financial conditions in these countries and regions. These conditions are affected by changes in various factors including, for example, changes in fiscal and monetary policies, laws and regulations. Recessions, fluctuations or shifts in commodity market prices and consumer demand, political, social or economic instability or acts of violence or war in these countries and regions could also adversely affect our business activities, financial condition and results of operations.

Despite our attempts to minimize the adverse effect of an unstable economic climate on our overall business through, for example, improving our risk management procedures, instability in the global economy and politics could adversely affect our business activities, financial condition and results of operations.

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

(4) Our business activities, financial condition and results of operations may be adversely affected by unpredictable events

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

(5) Dispositions of Shares may adversely affect market prices for our Shares

Between June 29, 2018, and June 25, 2019, one of our shareholders filed a large shareholder report pursuant to the Financial Instruments and Exchange Act (“FIEA”) indicating, at the time of filing, beneficial ownership, as that term is used in the FIEA, of more than five percent of the total number of our outstanding Shares by each relevant reporting shareholder. This or other of our shareholders may, for strategic, investment or other reasons, decide to reduce their shareholdings in ORIX. Dispositions of Shares, particularly dispositions of large numbers of Shares by major shareholders, may adversely affect market prices for our Shares. For information on major shareholders, see “Item 7. Major Shareholders and Related Party Transactions.”

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

3. Business Risk

(1) We are exposed to risks from our diverse and expanding range of products and services, acquisitions of companies and assets, and entry into joint ventures and alliances

We are engaged in a broad range of businesses in Japan and overseas and continue to expand such range, including through acquisitions of companies and businesses. The breadth of our business and continued expansion may expose us to new and complex risks that we may be unable to fully control or foresee, and, as a result, we may incur unexpected and potentially substantial costs or losses. Such unexpected costs and losses, which may result from regulatory, technological or other factors, may be particularly acute when we expand our business through acquisitions. In addition, we may not achieve targeted results if our business or business opportunities do not develop as expected or if competitive pressures undermine profitability. Furthermore, when we acquire companies or businesses to expand our business, we could be required to make large write-downs of goodwill or other assets if the results of operations of an acquired company or business are lower than what we expected at the time we made such acquisition.

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

(2) We are exposed to risks related to asset value volatility

In the management of our businesses, we hold various classes of assets and investments, including ships, aircraft, real estate, equipment and other assets in Japan and overseas, which we may hold for our own use or lease to our customers. The market values of these assets and investments may be volatile and may decline substantially in the future.

Asset valuation losses are recorded based on the fair market values at the time when revaluation is conducted in accordance with applicable accounting principles. However, losses from the sale of these assets, including as a result of a sudden need for liquidity or to mitigate an adverse credit event at one of our customers, may exceed the amount of recorded valuation losses.

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

Changes in market interest rates could have an adverse effect on the credit quality of our assets and our asset structure. For example, with respect to floating-rate loan assets, if market interest rates increase, the repayment burdens of our customers may also increase, which could adversely affect the financial condition of such customers and their ability to repay their obligations to us. Alternatively, a decline in interest rates could result in increased prepayments of loans and a decrease in our assets, which could impact our revenue generation capabilities.

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

(2) Our use of derivatives may adversely affect our business activities, financial condition and results of operations

We may use derivative instruments to reduce fluctuations in the value of our investments and to hedge against interest rate and currency risks. However, it is possible that this risk management strategy may not be fully effective in all circumstances due to our failure to appraise the value of assets being hedged or execute such derivative instruments properly or at all, or our failure to achieve the intended results of such hedging due to the unavailability of offsetting or roll-over transactions in the event of sudden turbulence in the market or otherwise. Furthermore, our derivatives counterparties could fail to honor the terms of their contracts with us. Our existing derivative contracts and new derivative transactions may also be adversely affected if our credit ratings are downgraded.

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

We obtain credit ratings from ratings agencies. Downgrades of our credit ratings could result in increases in our interest expenses and could have an adverse effect on our fund-raising ability by increasing costs of issuing CP and corporate debt securities and borrowing from banks and other financial institutions, reducing the amount of bank credit available to us or decreasing the attractiveness of our equity securities to investors. As a result, our business activities, financial condition and results of operations may be significantly and adversely affected.

6. Compliance Risk

A failure to maintain adequate internal controls to comply with regulations may harm our reputation and adversely affect our business activities, financial condition and results of operations

Our efforts to implement and maintain thorough internal controls for compliance and legal risk management, as well as compliance education programs for our staff, and to prevent violations of applicable laws, regulations and internal rules may not be fully effective in preventing all violations. In addition, we engage in a wide range of businesses, and our expansion into new businesses through acquisitions may cause our current internal controls to not be fully effective. If we are unable to implement and maintain robust internal controls to prevent any such violations and adjust such controls in response to expansion of our business, we may be subject to sanctions or penalties, which could also apply to our officers or employees. Such events could adversely affect our business activities, financial condition, results of operations and reputation.

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

Our businesses outside of Japan are also subject to the laws and regulations of the jurisdictions in which they operate and are subject to oversight by the regulatory authorities of those jurisdictions. For example, in addition to being subject to U.S. securities laws, we are also subject to the USA PATRIOT Act, which prohibits us from entering into any transactions with countries listed as state sponsors of terrorism, and the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, which prohibit us from offering bribes.

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

8. Information Asset Risk

(1) Risks relating to loss, alteration, falsification or leakage of information

We maintain various information assets such as customer information including information on individuals, accounting information and personnel information. We have implemented internal rules and training programs to properly manage such information assets. We also implement technical measures such as maintaining various network security measures to protect against or mitigate cyber-attacks. However, in spite of such efforts, our measures may not be always effective and it is possible that our information assets may be lost, damaged or leaked.

In such event, we could be subject to a governmental investigation, litigation or other proceedings in connection with potential violations of applicable data protection laws and regulations, such as the Act on the Protection of Personal Information and the General Data Protection Regulation, and may be sued for damages. In addition, our operations, financial standing and performance may be adversely affected due to, but not limited to, loss of customer and market confidence in us and deterioration of our reputation.

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

System shutdowns, malfunctions or failures, the mishandling of data or fraudulent acts by employees, vendors or other third parties, attack by a computer virus, hacking, unauthorized access or other types of cyber-terrorism, or a large-scale natural disaster, could have adverse effects on our operations, by causing, for example, delays in the receipt and payment of funds, the leakage, loss or destruction of confidential or personal information of our customers or employees, the generation of errors in information used by our management for business decision-making and risk management evaluation and planning, the suspension of certain products or services we provide to our customers or other interruptions of our business activities. In such event, our liquidity or the liquidity of customers who rely on us for financing or payment could be adversely affected. We may also incur substantial costs to recover our business functionality or be penalized by regulatory authorities in the jurisdictions in which we operate for violating applicable laws and regulations and may be sued for damages.

As a result of the above, our operations, financial standing and performance may be adversely affected.

9. Operational Risk

(1) If our internal control over financial reporting is insufficient, our share price, reputation and business activities may be adversely affected

We have established and assessed our internal control over financial reporting in a manner intended to ensure compliance with the requirements of various laws and regulations. However, in future periods we or our independent registered public accounting firm may identify material weaknesses in our internal control over financial reporting, and such finding may cause us and our accountants to disclose that our internal control over financial reporting is ineffective, which could cause a loss of investor confidence in the reliability of our financial statements and cause our share price to fall. As a result, our business activities, financial condition and results of operations may be adversely affected.

(2) Our risk management may not be effective

We continuously seek to improve our risk management function. However, due to the rapid expansion of our business or significant changes in the business environment, our risk management may not always be effective. As a result, our business activities, financial condition and results of operations may be adversely affected. For a detailed discussion of our risk management system, see “Item5. Operating and Financial Review and Prospects—Risk Management.”

(3) We may not be able to hire or retain qualified personnel

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

Item 4. Information on the Company

GENERAL

ORIX is a joint stock corporation (kabushiki kaisha) formed under Japanese law. Our principal place of business is at World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135, Japan, and our phone number is: +81 3 3435 3000. Our general contact URL is https://ssl.orix-form.jp/ir/inquiry_e/ and our corporate website URL is: https://www.orix.co.jp/grp/en. The information on our website is not incorporated by reference into this annual report. ORIX Corporation USA (“ORIX USA”) is ORIX’s agent in the United States, and its principal place of business is at 1717 Main Street, Suite 1100, Dallas, Texas 75201, USA.

CORPORATE HISTORY

ORIX was established in April, 1964 in Osaka, Japan as Orient Leasing Co., Ltd. by three trading companies and five banks that included Nichimen Corporation, Nissho Corporation and Iwai Corporation (presently Sojitz Corporation), the Sanwa Bank (presently The Bank of Mitsubishi UFJ, Ltd.), Toyo Trust & Banking (presently Mitsubishi UFJ Trust and Banking Corporation), the Industrial Bank of Japan and Nippon Kangyo Bank (presently Mizuho Bank, Ltd.), and the Bank of Kobe (presently Sumitomo Mitsui Banking Corporation).

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

In 1991, ORIX established ORIX Aviation Systems Limited in Ireland. In the same year, ORIX established ORIX Omaha Life Insurance Corporation (presently ORIX Life Insurance Corporation) and entered the life insurance business. In 1998, ORIX purchased Yamaichi Trust & Bank, Ltd. (presently ORIX Bank Corporation). In 1998, ORIX listed on the New York Stock Exchange (Ticker Symbol: IX) and, through registration with the U.S. Securities and Exchange Commission (“SEC”), has worked to further strengthen its corporate governance regulations. ORIX Real Estate Corporation was established in 1999 to concentrate on condominium development that was first begun in 1993 as well as develop office buildings in pursuit of improved real estate expertise. In 1999, we established ORIX Asset Management and Loan Services Corporation.

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

STRATEGY

Operating Environment

The world economy continued strong with the support of the U.S. economy in the first half of fiscal 2019. However, in the second half of fiscal 2019, its uncertainty raised due to the increasing trade tensions and tighter financial conditions and caused the price down in stock market.

U.S. economy showed strong growth supported by the effect of the fiscal policy. On the other hand, economic growth slowdown was concerned in China and Europe due to an increase in the trade tensions with the U.S. and a decrease in external demand, respectively.

Japanese economy gradually recovered with the effect of the easy monetary policy along with strong domestic demand. The interest rate still remained low.

Target Performance Indicators FY2019-2021

In its pursuit of sustainable growth, ORIX Group uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. From the fiscal year ended March 31, 2019 to the fiscal year ending March 31, 2021, ORIX Group aims to achieve annual net income attributable to ORIX Corporation shareholders growth of between 4% to 8%, and to maintain ROE above 11% by increasing asset efficiency through quality asset expansion in order to capture business opportunities and increasing capital efficiency by strengthening profit-earning opportunities such as fee-based businesses.

Three-year trends in performance indicators are as follows.

		As of March 31,
		2017	2018	2019
Net income attributable to ORIX Corporation shareholders	(Millions of yen)	¥273,239	¥313,135	¥323,745
ROE(1)	(%)	11.3	12.1	11.6
ROA(2)	(%)	2.46	2.76	2.74

(1)	ROE is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances.
(2)	ROA is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average total assets based on fiscal year beginning and ending balances.

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

The “Investment” business provides ORIX Group with opportunities to develop new businesses. ORIX Group focuses mainly on private equity businesses in Japan and overseas, aircraft- and ship-related operations and will expand the scale of those businesses.

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

PROFILE OF BUSINESS BY SEGMENT

For a discussion of the basis for the breakdown of segments, see Note 33 of “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for fiscal 2017, 2018 and 2019.

	Years ended March 31,
	2017	2018	2019
	(Millions of yen)
Corporate Financial Services	¥38,032	¥49,275	¥25,482
Maintenance Leasing	39,787	40,162	38,841
Real Estate	84,479	74,395	89,247
Investment and Operation	73,362	84,097	38,170
Retail	72,865	74,527	84,211
Overseas Business	112,386	106,622	125,444

Total segment profits	420,911	429,078	401,395

Difference between segment total and consolidated amounts	4,054	6,423	(5,665)

Total Consolidated Amounts	¥424,965	¥435,501	¥395,730

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

An overview of operation, operating environment and operating strategy for each of the six segments follows.

Corporate Financial Services Segment

Overview of Operation

This segment has its origin in the leasing business developed at the time of ORIX’s establishment in 1964. Even today, this segment serves as the foundation for the entire ORIX Group’s sales activities.

Operating through a nationwide network, ORIX provides leasing and loans and engages in various other fee businesses by providing products and services aligned with customer needs to its core customer base of domestic small- and medium-sized enterprises (“SMEs”). Corporate Financial Services segment functions as the central point of contact for the entire ORIX Group by gathering information on customers and products/services and responding to customer needs, including in connection with business succession and overseas expansion.

This segment promotes consolidated management by collaborating with other business segments and Group companies, both domestic and foreign. In this way, this segment creates cross-functional tie-ups with Group customers in order to swiftly provide wide-ranging services backed by expertise.

Operating Environment

See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”

Mid-term Strategic Directions

•	Diversify the source of services income

•	Strengthen solution offerings especially for supporting business succession

•	Capture the future demand associated with Japan’s imperial transition and beginning of a new imperial era and the revision of Consumption Tax Law expected with respect to Yayoi

Operating Strategy

Through various transactions, sales personnel in Corporate Financial Services segment deepen their understanding of the segment’s customers, including their specific needs and management issues. With this segment constituting ORIX’s sales platform, sales personnel develop and deliver optimum solutions to customers by leveraging the high-level expertise of the Group’s business segments to expand the Group’s business opportunities. We seek to enhance the profitability of the Group as a whole by expanding the customer base through stronger cooperation with Group companies. Moreover, we seek to increase revenues from fee businesses by providing products and services aligned with customer needs.

Specifically, we provide a wide range of products and services such as life insurance, environment and energy service, auto leasing related services and also strengthen our business to provide solutions against diversified business challenges which customers face such as business succession. Moreover, the segment will also focus on new areas such as IT and healthcare to develop new business opportunities.

This segment seeks to develop new businesses and services to expand the Group’s customer base and build a more stable revenue base.

Maintenance Leasing Segment

Overview of Operation

Maintenance Leasing segment consists of ORIX’s automobile and rental operations, both of which possess a high level of expertise.

In its automobile related business, ORIX engages in leasing, automobile rental and car sharing businesses. Automobile leasing operations began by offering leases including maintenance to corporate clients. Today, the segment’s services include a complete range of vehicle maintenance outsourcing services requiring high-level expertise that encompasses solutions that meet clients’ compliance, environmental and safety management needs. This segment also offers a broad spectrum of tailor-made services that address both corporate and individual client needs.

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

Operating Environment

See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”

Mid-term Strategic Directions

•	Make the change of industrial structure into new business opportunities

•	Integrate the automobile leasing, automobile rental and car sharing to meet clients’ needs

•	Offer shared services in various equipment through ORIX Rentec Corporation

Operating Strategy

The automobile related business aims to increase its leased assets to reinforce and expand its customer base. In Japan, while the leasing rate of vehicle fleets for enterprises that own more than 30 vehicles is relatively high, it is very low for enterprises and individuals that own 30 vehicles or fewer. Instead, these smaller enterprises and individuals account for a large proportion of the vehicles owned in Japan. Therefore, the automobile related business will strive to increase the proportion of the customer base consisting of smaller enterprises and individuals while continuing to grow the large-enterprise customer base. Moreover, we will strive to reinforce relationships with customers through cross-functional marketing activities with corporate sales departments in Japan that cut across the Group.

In addition, the automobile related business is strengthening the provision of high value-added services. Seeking to ensure a stable revenue stream and differentiate itself from competitors, the automobile related business leverages its consulting capabilities to select and offer optimum services to customers, including from a wide range of vehicle management services. While continually reviewing the line-up of products and services in response to changes in the business environment and evolving customer needs, the automobile related business develops new products and services to create new market segments. In addition, to develop the business for individuals, we will propose a wide range of approaches to car use, such as car rental and car sharing, to meet individual customer’s diverse needs and provide elaborate services.

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

All of our businesses in Maintenance Leasing segment will seek to continue strengthening business management and cost control to maintain their high profitability and competitiveness.

Real Estate Segment

Overview of Operation

Real Estate segment is mainly comprised of the real estate development, rental and management, facility operation, and real estate investment management.

In the real estate development, rental and management business, ORIX Group is involved not only in developing and leasing properties such as office buildings, commercial properties, logistics centers and residences but also in asset management, where ORIX Group has a high level of expertise.

The facilities operations business handles accommodations, aquariums, training facilities, baseball stadiums, and theaters.

Operating Environment

See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”

Mid-term Strategic Directions

•	Invest and sell properties flexibly by capturing opportunities based on market conditions

•	Promote large-scale projects through integration with DAIKYO INCORPORATED (hereinafter, “DAIKYO”)

•	Create new businesses by leveraging collective strength

Operating Strategy

In the real estate development business, we will promote the development of complex facilities not only in major urban areas but also in areas abundant in tourism resources with the knowledge and experience acquired through the various real estate development and rental businesses and facility operation businesses. And we also develop the most advanced logistic facilities which is adopted to online shopping market by utilizing the land information acquired through the sales network and grasping customers’ needs. In the real estate rental business, we will enhance our portfolio by selling properties at appropriate times and by promoting new investments in properties continuously. In the real estate management business, we aim to receive new orders from a broad range of real estate categories in addition to condominiums.

In the real estate investment management business, we will increase the assets under management in ORIX Asset Management Corporation and ORIX Real Estate Investment Advisors Corporation to expand our fee business. In the facilities operation business, we will continue to invest in hotels and inns by selecting those locations carefully. In operating our existing facilities, we believe ORIX can add value through providing attractive accommodations that our customers are satisfied with and want to revisit.

Furthermore, ORIX will establish itself as a comprehensive real estate group through incorporating the functions and know-how held by DAIKYO, which became a wholly owned subsidiary of ORIX in January 2019.

As mentioned above, we will make stable profit through the asset management business and facility operating business while developing new businesses by making best use of our broad expertise in real estate business and group network.

Investment and Operation Segment

Overview of Operation

In Investment and Operation segment, ORIX is engaged in three core business activities: environment and energy, private equity and concession.

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

We also invest in private equity both in Japan and overseas and capitalizes on the expertise and collective strength of the Group to increase the corporate value of investees.

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

Operating Environment

See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”

Mid-term Strategic Directions

•	Increase the enterprise value of existing investees and seek opportunities with careful attention to those target prices for new investments

•	Accelerate renewable energy business overseas

•	Develop new business area in concession

Operating Strategy

In the environment and energy business, we will increase investment in renewable energy. In Japan, we will focus on the development of energy sources other than solar power, such as wind power, geothermal power and biomass, and will work together with our domestic sales and marketing divisions to become one of Japan’s leading renewable energy power companies. We also seek to expand the business of the deregulation of the electricity retail market. As for overseas, we will also use the experience and expertise cultivated in Japan to strengthen its electric power generation and renewable energy business in emerging countries, in which energy demand is expected to expand. As part of this strategy, we invested in Ormat Technologies, Inc., (”Ormat”) the U.S. listed geothermal energy company in July 2017.

In the private equity business, we will leverage our track record to carefully select and actively invest in foreign and domestic business operations. After investing, we will provide hands-on support backed by specialists, use our business platform of the Group to develop a base of customers and business partners and implement other measures to improve the corporate value of investees in a manner unique to ORIX. We will seek opportunistic investments without limiting the industries we invest in. In Japan, we emphasize domestic investment in medical-related fields, IT services and the food industry.

As for concession business, we commenced to operate Kobe Airport with VINCI Airports and Kansai Airports in April 2018 and will integrate the operation of Kansai International Airport, Osaka International Airport, and Kobe Airport. We also took part in the operation of wastewater treatment plant in Hamamatsu City and will continue to expand our operation to various public infrastructure.

Retail Segment

Overview of Operation

Retail segment consists of life insurance, banking and card loan.

ORIX Life Insurance Corporation (”ORIX Life Insurance”) was founded in 1991 and operates mainly through agencies and mail order sales. On July 1, 2014, ORIX Life Insurance acquired HLIKK, and the two companies merged on July 1, 2015. Regarding the banking business, ORIX Bank Corporation (“ORIX Bank”) inherited the housing loan business ORIX began handling in 1980 and is now involved in corporate lending and other services. ORIX Bank began card loan operations in March 2012.

Operating Environment

See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”

Mid-term Strategic Directions

•	Expand product lineups and optimize marketing channels in the life insurance business

•	Seek new source of earnings by utilizing customer base in the banking business

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

Overseas Business Segment

Overview of Operation

Since first expanding into Hong Kong in 1971, ORIX Group has established an overseas network spanning 730 bases in 37 countries and regions.

In Overseas Business segment, in the United States, asset management is at the heart of efforts to expand non-finance business and boasts a high level of expertise in the fields of corporate finance, securities investment, private equity, loan origination and servicing and also fund management. Underpinned by a leasing, automobile leasing and corporate finance operating base that is aligned with the conditions of each country in Asia, Overseas Business segment engages in private equity activities, real estate-related businesses, as well as aircraft- and ship-related operations that include leasing, financing, management, investment, intermediary and sales activities in the field of aircraft and ship.

Furthermore, in Europe, Overseas Business segment conducts asset management operations for individual and corporate clients through ORIX Corporation Europe N.V., a Dutch holding company of global asset management companies that became a consolidated subsidiary of ORIX Group in July 2013 (hereinafter, “ORIX Europe,” one of the Company’s subsidiaries, has changed its name from Robeco Groep N.V. on January 1, 2018).

Operating Environment

See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”

Mid-term Strategic Directions

•	Develop aircraft-related operations multidirectionally, leverage synergies with Avolon Holdings Limited (hereinafter, “Avolon”)

•	Develop asset management business in the United States

•	Expand private equity investment business in the United States and Greater China

Operating Strategy

In the United States, we maintain a stable presence in our traditional business of investing in municipal bonds, CMBS and other fixed-income securities and providing corporate finance services. We also enhance the fee business through Red Capital Group’s loan structuring and servicing services and Mariner Investment Group’s fund management services. Since the acquisition of Boston Financial Investment Management LP, a syndicator in the low income housing tax credit industry in July 2016, Lancaster Pollard Holdings, LLC, which provides integrated investment banking, mortgage banking, balance sheet lending and private equity services focused on the full continuum of senior living in September 2017 and NXT Capital Group, LLC (hereinafter, “NXT Capital”) which is involved in loan origination and asset management operations in August 2018, we continue to expand our fee businesses. Furthermore, we invest to infrastructure related companies and continuously expand those businesses by meeting demands in public infrastructure services in the United States

In Asia and Oceania, while seeking to maintain stable profits from the financial services business platform of our existing local subsidiaries, which offer locally based lending and leasing, we plan to diversify our business into related fields. We will promote new investment activities in as-yet unexplored areas.

In the aircraft-related operations, we will make new investments by carefully selecting aircraft types, age and other important factors for our portfolio. In addition to pursuing opportunities to profit from Company-owned assets, we will seek to generate fees from our services relating to the management of the aircraft to investors and financial institutions. Furthermore, we will scale up our aircraft-related operations by increasing access to primary markets through the investment in Avolon. In the ship-related operations, we will accelerate investment in shipping loans particularly in Europe with the cultivated expertise ranging from ship finance, ownership, management and operations to ship purchases, sales and brokerage.

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

The following table shows the book values of the primary facilities we own, which include three office buildings, two thermal power stations, three solar power stations and one hotel.

	As of March 31, 2019
	Book Value	Land Space(1)
	(Millions of yen)	(Thousands of m²)
Office building (Tachikawa, Tokyo)	¥13,539	3
Office building (Shiba, Minato-ku, Tokyo)	30,910	2
Office building (Osaka, Osaka)	9,855	2
Thermal power station (Kitakyushu, Fukuoka)	33,200	37
Thermal power station (Soma, Fukushima)	29,357	63
Solar power station (Tsu, Mie)	14,693	1,193
Solar power station (Niigata, Niigata)	13,099	251
Solar power station (Tomakomai, Hokkaido)	11,353	—
Hotel (Beppu, Oita)(2)	11,871	166

(1)	Land space is provided only for those facilities where we own the land.
(2)	Book value of hotel (Beppu, Oita) includes advances for property under facility operations of ¥605 million.

We plan to make capital expenditures totaling approximately ¥651,200 million to support the growth and development of our operating lease business and power generation business during fiscal 2020. The following table shows a breakdown of planned capital expenditures and includes the estimated investment amounts and expected methods of financing the expenditures.

	Fiscal 2020
	Estimated investment amounts	Expected methods of financing
	(Millions of yen)
Operating lease equipment and property	¥620,000	Funds on hand, bank borrowings, etc.
Power generation equipment	31,200	Funds on hand, bank borrowings, etc.

Total	¥651,200	—

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥108,390 million as of March 31, 2019.

As of March 31, 2019, the acquisition cost of equipment we held for operating leases amounted to ¥1,938,515 million, consisting of ¥1,304,925 million of transportation equipment, ¥266,436 million of measuring and information-related equipment, ¥336,002 million of real estate and ¥31,152 million of others, before accumulated depreciation. Accumulated depreciation on equipment held for operating leases was ¥634,478 million as of the same date.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

Our business does not materially depend on the supply of raw materials.

PATENTS, LICENSES AND CONTRACTS

Our business and profitability are not materially dependent on any patents or licenses, industrial, commercial or financial contracts, or new manufacturing processes.

BUSINESS REGULATION

ORIX and its group companies in Japan are incorporated under, and our corporate activities are governed by, the Companies Act. However, ORIX and its group companies are involved in diverse businesses in overseas jurisdictions, including in Asia, the Americas, Oceania, the Middle East and Europe, and are therefore subject to various regulations and supervision in each jurisdiction in which they operate, including, but not limited to, regulations relating to business and investment approvals, antitrust, anti-bribery, consumer and business taxation, foreign exchange controls, intellectual property and personal information protection.

The next section describes the laws and regulations applicable to our business in Japan and the United States and Europe, our major areas of operation outside Japan.

JAPAN

There is no general regulatory regime which governs the conduct of our direct financing lease and operating lease businesses in Japan, although various laws regulate certain aspects of particular lease transactions, depending on the type of leased property.

The major regulations that govern our businesses are as follows:

Moneylending Business

ORIX and certain of our group companies are engaged in the moneylending business in Japan. The moneylending business is regulated by the Interest Rate Restriction Act, the Act Regulating the Receipt of Contributions, the Receipt of Deposits and Interest Rates and the Moneylending Business Act. The Moneylending Business Act requires that all companies engaged in moneylending business register with the Prime Minister or the relevant prefectural governors. Moneylenders permitted to register are regulated by the Financial Services Agency (“FSA”), and are required to file various notifications and provide documents such as their annual business reports. Further, moneylenders are required to comply with applicable laws and to establish an internal management system to ensure the appropriate management of money lending operations. These obligations are supervised by the FSA. Accordingly, pursuant to the Moneylending Business Act, ORIX and certain of our group companies have registered with the Prime Minister or various prefectural governors, established the necessary internal systems, and provide the necessary reporting and notification to the FSA. The FSA has the power to issue business improvement orders, suspend all or part of a money lender’s activities, or to revoke the registration of a moneylender that has violated the law, depending on the severity of the violation.

Real Estate Business

ORIX and certain of our group companies, including ORIX Real Estate Corporation and DAIKYO, are engaged in the real estate business in Japan, including buying and selling land and buildings. Companies engaged in such operations are required to be licensed by the Ministry of Land, Infrastructure and Transport (“MoLIT”) or relevant prefectural governors under the Building Lots and Buildings Transaction Business Act, and their operations are regulated by such laws, including the maintenance of registered real estate transaction managers on staff and the duty to provide and deliver material information to counterparties. DAIKYO has a Construction Business License from MoLIT. Inns and hotels operated by ORIX Group have licenses from relevant prefectural governors under the Inns and Hotels Act, etc.

Car Rental Business

ORIX Auto Corporation (“OAC”) is registered with MoLIT under the Road Transportation Law to engage in the car rental business in Japan and is subject to the requirements of this law and is licensed by the Minister of MoLIT.

Insurance Business

ORIX Life Insurance is engaged in the life insurance business and has a license from the Prime Minister under the Insurance Business Act. The FSA has broad regulatory powers over the life insurance business of ORIX Life Insurance, including the authority to request information regarding its business or financial condition and to conduct on-site inspections. The FSA also has the power to issue business improvement orders, suspend all or part of an insurance company’s activities, or to revoke the license of an insurance company that has violated the law or that has an insufficient internal management system, depending on the severity of the violation or insufficiency. ORIX Life Insurance generally must also receive FSA approval for the sale of new products and to set new pricing terms. In addition, any party attempting to acquire voting rights in an insurance company at or above a specified threshold must receive approval from the Prime Minister in accordance with the Insurance Business Act Regulations. We have received such approval as a major shareholder of ORIX Life Insurance. Furthermore, an insurance company is obliged to provide and deliver material information and explain risks to its customers, and in case of a violation, the insurance contract may be cancelled, and administrative penalties may be imposed. An insurance company must establish a system for the protection of customers’ interests, which is supervised by the FSA. Insurance solicitation, which we and our group companies conduct, is also governed by the Insurance Business Act. We and certain of our group companies, such as OAC, are registered as insurance agents with the Prime Minister.

Financial Instruments Exchange Business

Certain businesses conducted by ORIX and our group companies in Japan are governed by the Financial Instruments and Exchange Act, the main purpose of which is to establish comprehensive and cross-sectional protection for investors. “The financial instruments business” as defined in the Financial Instruments and Exchange Act has four classifications, depending on the type of business: (1) First Class Financial Instruments Exchange Business, (2) Second Class Financial Instruments Exchange Business, (3) Investment Management Business, and (4) Investment Advisory and Agency Business. All companies engaged in such businesses are required to register with the Prime Minister, after which they designated “registered financial instruments traders.” Registered financial instruments traders are regulated by the FSA and obliged to provide and deliver material information and explain risks to their customers, and in case of a violation, the contract may be cancelled, and administrative penalties may be imposed. A registered financial instruments trader must establish an internal management system to ensure the compliance with the relevant laws and regulations, and the appropriate management of its operations. These obligations are supervised by the FSA. The FSA has the power to order improvement of a business, or suspension of a part or the whole of a business, or to revoke the registration of such a trader that has violated the law, depending on the severity of the violation. Business regulations applicable to ORIX and our group companies are as follows:

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

Banking and Trust Business

ORIX Bank is licensed by the Prime Minister to engage in the banking and trust business and is regulated under the Banking Act and the Act on Engagement in Trust Business by Financial Institutions. The Banking Act governs the general banking business and the Act on Engagement in Trust Business by Financial Institutions and

the Trust Business Act govern the trust business. In addition, any entity that attempts to obtain voting rights in a bank at or above a specified threshold must receive permission from the Prime Minister in accordance with the Banking Act. ORIX has received such permission as a major shareholder of ORIX Bank. A bank must establish a system for the protection of customers’ interests, which is supervised by the FSA.

Debt Management and Collection Business

ORIX Asset Management & Loan Services Corporation (“OAMLS”) is engaged in the loan servicing business and the business of managing and collecting certain assets. All companies engaged in such business are regulated under the Act on Special Measures Concerning Business of Management and Collection of Claims and licensed by the Minister of Justice under such law.

Waste Management

ORIX Environmental Resources Management Corporation and ORIX Eco Services Corporation provide waste management services. All companies engaged in such business are regulated by the Waste Management and Public Cleansing Act and licensed by the relevant prefectural governors.

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

The SEC, the Financial Industry Regulation Authority (“FINRA”), and various state agencies regulate the issuance and sale of securities and the activities of broker-dealers, investment companies and investment advisers in the United States. ORIX USA’s majority-owned subsidiary, Mariner Investment Group, LLC (“Mariner”), is a registered investment adviser regulated by the SEC. ORIX USA’s wholly-owned subsidiary Mariner Group Capital Markets, LLC (“MGCM”) is a registered limited purpose broker-dealer regulated by the SEC and FINRA. ORIX USA’s wholly-owned subsidiary NXT Capital Investment Advisers, LLC is also a registered investment adviser regulated by the SEC. ORIX USA’s wholly-owned subsidiary OREC Securities, LLC, is a registered broker-dealer regulated by the SEC and FINRA, and is also regulated by the SEC as a registered municipal adviser. ORIX USA and its other subsidiaries are not subject to these regulations but must comply with U.S. federal and state securities laws.

ORIX USA’s corporate finance, real estate finance, and public finance businesses are subject to numerous state and federal laws and regulations. Commercial and real estate loans may be governed by the USA Patriot Act, the Equal Credit Opportunity Act and Regulation B thereunder, and state usury laws. Real estate transactions are also governed by state real property and foreclosure laws. ORIX USA’s secured finance transactions are governed by the Uniform Commercial Code, as adopted by the various states. ORIX USA is registered with or has obtained licenses from the various state agencies that regulate the activity of commercial lenders in such states. For example, its consolidated subsidiary, ORIX Corporate Capital Inc., is a Delaware Licensed Lender, and its consolidated subsidiary, ORIX Growth Capital, LLC, is licensed as a California Finance Lender.

In May 2010, ORIX USA acquired RED Capital Group, LLC (“RED”), and in September 2017, ORIX USA acquired Lancaster Pollard Holdings, LLC (“LPH”). In January 2019, RED and LPH merged as ORIX Real Estate Capital Holdings, LLC (“ORECH”) and the combined business is based in Columbus, Ohio and provides debt and equity capital, as well as advisory services, to the housing, health care, and real estate industries. ORECH and its subsidiaries must comply with rules and regulations administered by the Government National Mortgage Association, the Federal National Mortgage Association, the Department of Housing and Urban Development, the United States Department of Agriculture, the Federal Housing Administration and the Federal Home Loan Mortgage Corporation. ORIX Real Estate Capital, LLC and OREC Structured Finance Co., LLC, both wholly-owned subsidiaries of ORECH, are licensed California Finance Lenders. As noted above, OREC Securities, LLC, is a registered broker-dealer and municipal adviser regulated by the SEC and FINRA.

In December 2010, ORIX USA acquired MIG Holdings, LLC, the parent company of Mariner. As stated above, Mariner is registered with the SEC as an investment advisor and is headquartered in Harrison, New York, with affiliated offices in the New York City, London, Tokyo, Philadelphia, Dallas, Rowayton and Summit. In addition, Mariner is registered as a commodity pool operator with the U.S. Commodity Futures Trading Commission and a member of the National Futures Association. ORIX USA’s wholly owned subsidiary and private equity platform, ORIX Capital Partners, LLC, is an affiliated relying adviser to Mariner and registered with the SEC.

In July 2016, ORIX USA acquired Boston Financial Investment Management, LP (“BFIM”), a Boston, Massachusetts based syndicator and portfolio and asset manager of low income apartment properties that benefit from the Federal Low Income Housing Tax Credit (LIHTC). As the beneficiary of tax credits and often other subsidy and loan programs, a LIHTC property is typically regulated at the Federal, state and local levels. Day to day responsibility of the property resides with a third party general partner, who in addition to directing the agent that manages the property, has responsibility for compliance with applicable laws and regulations. As the general partner of a fund, BFIM monitors such compliance on behalf of the fund investors.

In August 2018, ORIX USA acquired NXT Capital, a Chicago based middle-market lender and asset manager. NXT Capital provides a full range of structured financing solutions on a direct basis through its Corporate Finance and Real Estate Finance groups. NXT Capital also manages capital for third parties through its asset management platform and offers investors proprietary access to primarily first lien senior secured loans that are not broadly traded or otherwise generally available without a loan origination platform. As noted above, NXT Capital Investment Advisers, LLC is registered with the SEC as an investment adviser. NXT Capital, LLC, a consolidated subsidiary of NXT Capital, is licensed as a California Finance Lender.

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

Outside of the United States, Mariner Investment (Europe) LLP is an affiliated relying adviser to Mariner that is headquartered in London and authorized and regulated by the Financial Conduct Authority (“FCA”) in the UK and as such is subject to minimum regulatory capital requirements. Mariner Investment (Europe) LLP is categorized as a “BIPRU €50k limited license” firm. It is an investment management firm. Also outside of the United States, in December 2016, ORIX USA, through its Brazilian subsidiary, acquired a controlling interest in RB Capital S.A. (“RB Capital”), a Brazilian capital markets and asset management platform. RB Capital controls two publicly held companies, RB Capital Companhia de Securitização and Rioloan 2 Companhia Securitizadora de Créditos Financeiros, registered before the Securities and Exchange Commission of Brazil (“CVM”). RB Capital Companhia de Securitização is also a securitization company and regulated by the CVM. In addition, RB Capital controls an asset management company, RB Capital Asset Management Ltda., which is registered and authorized by the CVM to manage assets in Brazil.

On July 1, 2013, ORIX acquired approximately 90.01% (90% plus one share) of the total voting shares (equity interests) of ORIX Corporation Europe N.V. (“ORIX Europe”), the ultimate holding company of the ORIX Europe Group. On October 21, 2016, ORIX acquired the remaining 9.99% (10% minus one share) of the total voting shares (equity interests) of ORIX Europe. The ORIX Europe Group consists of the following regulated entities:

Robeco Institutional Asset Management B.V. (“RIAM”), an indirect subsidiary of ORIX Europe, is authorized and regulated by The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten (“AFM”) and The Dutch Central Bank (De Nederlandsche Bank (“DNB”) in the Netherlands, inter alia, to offer certain investment services. RIAM has branches and representative offices worldwide, including in Dubai, Germany, Spain, Italy and the United Kingdom, each of which either benefits from RIAM’s European passport or is subject to local regulatory supervision.

Transtrend B.V., an indirect subsidiary of ORIX Europe that offers asset management and commodity trading advisory services, is also authorized and regulated by AFM and DNB, and is registered with the National Futures Association in the United States (“NFA”) and regulated by the NFA and the Commodity Futures Trading Commission in the United States (“CFTC”).

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

Boston Partners UK Ltd is a wholly owned subsidiary of Boston Partners Global Investors, Inc and is registered as an investment adviser with the UK Financial Conduct Authority (“FCA”).

Boston Partners Trust Company is a wholly owned subsidiary of Boston Partners Global Investors, Inc. and is registered with the New Hampshire Banking Commission (“NHBC”).

RobecoSAM AG, an indirect subsidiary of ORIX Europe, is authorized and regulated by the Swiss Financial Market Supervisory Authority (“FINMA”).

Robeco Luxembourg S.A., an indirect subsidiary of ORIX Europe, is authorized and regulated by the Commission de Surveillance du Secteur Financier in Luxembourg (“CSSF”).

Robeco Hong Kong Ltd. (“RHK”), an indirect subsidiary of ORIX Europe, is licensed by the Securities & Futures Commission of Hong Kong (“SFC”) to offer asset management and investment advisory services. RHK has a branch in Australia which has been approved by the Australian Securities and Investments Commission (“ASIC”).

Robeco France S.A.S., an indirect subsidiary of ORIX Europe, is authorized and regulated by the Authorité de controle prudential et de resolution (“ACPR”) in France and the Autorité des Marchés Financiers (“AMF”) in France.

Robeco Singapore Private Limited, an indirect subsidiary of ORIX Europe, is licensed by the Monetary Authority of Singapore (“MAS”).

Robeco Miami B.V. an indirect subsidiary of ORIX Europe, is registered with and regulated by the SEC and member of the FINRA.

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

Results Overview

Continuing from last fiscal year, due to the growth of the existing businesses and profit contribution from new businesses, as well as the impact of the reversal of the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO, ORIX recorded tall-time high net income for the fifth consecutive years and net income growth for the tenth consecutive years achieved net income attributable to ORIX Corporation shareholders of ¥323.7 billion for fiscal 2019. In addition, ROE of 11.6% exceeds its target ROE above 11%.

Net Income Attributable to ORIX Corporation Shareholders for fiscal 2019 increased 3% to ¥323.7 billion compared to fiscal 2018, primarily due to increases in profits from Real Estate segment, Retail segment and Overseas Business segment, although profits from Corporate Financial Services segment, Maintenance Leasing segment and Investment and Operation segment decreased.

The main factors underlying our performance in fiscal 2019 are outlined below.

Corporate Financial Services segment’s profits decreased due to decreases in finance revenues from a decrease in average investment balance and decreases in gains on investment securities and dividends.

Maintenance Leasing segment’s profits decreased due to increases in selling, general and administrative expenses including personnel-related expenses, despite increases in operating leases revenues in line with an increased average segment asset balance.

Real Estate segment’s profits increased due to increases in operating leases revenues in line with an increase in gains on sales of rental properties and in services income from facilities operations which resulted from sales of property under large facility operations.

Investment and Operation segment’s profits decreased due to decreases in sales of goods by a subsidiary in the private equity business and in gains on sales of shares of subsidiaries and affiliates and liquidation losses, net.

Retail segment’s profits increased due to an increase in life insurance premiums of the life insurance business and finance revenues of the banking business.

Overseas Business segment’s profits increased due to increases in finance revenues through an acquisition of a corporation which is involved in loan origination and asset management operations in the United States and due to increases in operating leases revenues through gain on sale of aircraft in aircraft-related operations.

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

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, a number of significant judgments, assumptions and estimates may be required. If observable market prices are not available, we use internally-developed valuation techniques, such as discounted cash flow methodologies, to measure fair value. These valuation techniques involve determination of assumptions that market participants would use in pricing the asset or liability. This determination involves significant judgment, and the use of different assumptions and/or valuation techniques could have a material impact on our financial condition or results of operations. Significant assumptions used in measuring fair values have a pervasive effect on various estimates, such as estimates of the allowance for real estate collateral-dependent loans, measurement of impairment of investments in securities, measurement of impairment of goodwill and indefinite-lived intangible assets, measurement of impairment of long-lived assets and recurring measurements of loans held for sale, investments in securities and derivative instruments.

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

The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). We mainly measure certain loans held for sale, trading debt securities, available-for-sale debt securities, certain equity securities, derivatives, reinsurance recoverables in other assets and variable annuity and variable life insurance contracts in policy liabilities and policy account balances at fair value on a recurring basis. Certain subsidiaries measure certain loans held for sale, certain foreign government bond securities and foreign corporate debt securities included in available-for-sale debt securities, certain investment funds included in equity securities, certain reinsurance contracts, and variable annuity and variable life insurance contracts at fair value on a recurring basis as they elected the fair value option.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2019:

	March 31, 2019
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Millions of yen)
Financial Assets:
Loans held for sale	¥38,671	¥0	¥38,671	¥0
Trading debt securities	1,564	0	1,564	0
Available-for-sale debt securities	1,264,244	24,831	1,138,966	100,447
Equity securities	425,593	68,631	295,769	61,193
Derivative assets	15,495	299	9,924	5,272
Other assets	12,449	0	0	12,449

Total	¥1,758,016	¥93,761	¥1,484,894	¥179,361

Financial Liabilities:
Derivative liabilities	¥25,958	¥522	¥25,436	¥0
Policy Liabilities and Policy Account Balances	360,198	0	0	360,198

Total	¥386,156	¥522	¥25,436	¥360,198

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.

As of March 31, 2019, financial assets measured at fair value on a recurring basis and classified as Level 3 and the percentages of total assets are as follows:

	March 31, 2019
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)
	(Millions of yen, except percentage data)
Level 3 Assets:
Available-for-sale debt securities	¥100,447	1
Japanese prefectural and foreign municipal bond securities	2,888	0
Corporate debt securities	7,158	0
Other asset-backed securities and debt securities	90,401	1

Equity securities	61,193	1
Investment funds	61,193	1

Derivative assets	5,272	0
Options held/written and other	5,272	0

Other assets	12,449	0
Reinsurance recoverables	12,449	0

Total Level 3 financial assets	¥179,361	1

Total assets	¥12,174,917	100

As of March 31, 2019, the amount of financial assets classified as Level 3 was ¥179,361 million, among financial assets that we measured at fair value on a recurring basis. Level 3 assets represent 1% of our total assets.

Other asset-backed securities and debt securities classified as Level 3 available-for-sale debt securities were ¥90,401 million as of March 31, 2019, which are 90% of total Level 3 available-for-sale debt securities.

With respect to the other asset-backed securities, we determined that due to the lack of observable trades for older vintage and below investment grade securities, we continue to limit the reliance on independent pricing service vendors and brokers. As a result, we established internally developed pricing models using valuation techniques such as discounted cash flow methodologies using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, we use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of other asset-backed securities.

In determining whether the inputs are observable or unobservable, we evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g., a principal-to-principal market) and other factors.

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

We individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, we evaluate prior charge-off experience as segmented by debtors’ industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

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

IMPAIRMENT OF INVESTMENT IN SECURITIES

We make decisions about impairment of investment in debt securities other than trading and investment in equity securities elected for the measurement alternative as follows.

For debt securities other than trading, where the fair value is less than the amortized cost, we consider whether those securities are other-than-temporarily impaired using all available information about their collectability. We do not consider a debt security to be other-than-temporarily impaired if (1) we do not intend to sell the debt security, (2) it is not more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, we consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When we deem a debt security to be other-than-temporarily impaired, we recognize the entire difference between the amortized cost and the fair value of the debt security in earnings if we intend to sell the debt security or it is more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if we do not intend to sell the debt security and it is not more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, we separate the difference between the amortized cost and the fair value of the debt security into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

In assessing whether available-for-sale debt securities are other-than-temporarily impaired, we consider all available information relevant to the collectability of the debt security, including but not limited to the following factors:

•	duration and the extent to which the fair value has been less than the amortized cost basis;

•	continuing analysis of the underlying collateral, age of the collateral, business climate, economic conditions and geographical considerations;

•	historical loss rates and past performance of similar assets;

•	trends in delinquencies and charge-offs;

•	payment structure and subordination levels of the debt security;

•	changes to the rating of the security by a rating agency; and

•	subsequent changes in the fair value of the debt security after the balance sheet date.

For equity securities elected for the measurement alternative, we determine that the investment shall be written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.

In assessing whether equity securities elected for the measurement alternative are impaired, we make a qualitative assessment considering impairment indicators, including but not limited to the following factors:

•	a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee;

•	a significant adverse change in the regulatory, economic, or technological environment of the investee;

•	a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates;

•	a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment; and

•

factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

Determinations of whether investments in securities are impaired often involve estimating the outcome of future events that are highly uncertain at the time the estimates are made. Management’s judgment, mainly based on objective factors, is required in determining whether there are any facts that an impairment loss should be recognized at the balance sheet date.

If the financial condition of an investee deteriorates, its forecasted performance is not met or actual market conditions are less favorable than those projected by management, we may charge against income additional losses on investment in securities.

The accounting estimates relating to impairment of investment in securities could affect all segments.

IMPAIRMENT OF GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS

We perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events or changes occur.

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

We have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, we conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then we do not perform the quantitative impairment test. However, if we conclude otherwise, we calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. We perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets.

The fair value of a reporting unit under the first step and the second step is determined by estimating the outcome of future events and assumptions made by management. Similarly, estimates and assumptions are used in determining the fair value of any indefinite-lived intangible assets. When necessary, we refer to an evaluation by a third party in determining the fair value of a reporting unit; however, such determinations are often made by using discounted cash flows analyses performed by us. This approach uses numerous estimates and assumptions, including projected future cash flows of a reporting unit, discount rates reflecting the inherent risk and growth rate. If actual cash flows or any items which affect a fair value are less favorable than those projected by management due to economic conditions or our own risk in the reporting unit, we may charge additional losses to income.

The accounting estimates relating to impairment of goodwill and any indefinite-lived intangible assets could affect all segments.

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

The accounting estimates relating to unguaranteed residual value for direct financing leases and operating leases affect mainly Corporate Financial Services segment, Maintenance Leasing segment and Overseas Business segment.

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

Certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Periodically, deferred policy acquisition costs are reviewed to determine whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality, morbidity and expense margins , which we use to calculate these assumptions, do not properly reflect future profitability, additional amortization may be required.

The accounting estimates relating to insurance policy liabilities and deferred policy acquisition costs affect Retail segment.

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

The accounting estimates used to assess hedge effectiveness and measure ineffectiveness could affect mainly Overseas Business segment and Retail segment.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2019 would decrease or increase, respectively, by approximately ¥2,205 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2019 would decrease by approximately ¥2,552 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2019 would increase by approximately ¥2,331 million.

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

Significant management judgments are required in determining our provision for income taxes, current income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. We file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. Management judgments, including the interpretations about the application of the complex tax laws of Japan and certain foreign tax jurisdictions, are required in the process of evaluating tax positions; therefore, these judgments may differ from the actual results. We have recorded a valuation allowance due to uncertainties about our ability to utilize certain deferred tax assets, primarily certain net operating loss carryforwards, before they expire. The valuation allowance is primarily recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that all of the deferred tax assets, net of the valuation allowance, will be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or if we adjust these estimates in future periods, we may need to establish additional valuation allowances, which could materially impact the consolidated financial position and results of operations.

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2019.

FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY

We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate held for investment and rental is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2019, as well as the fair value as of the end of fiscal 2019.

Year ended March 31, 2019
Carrying amount*[1]
Balance at April 1, 2018	Change amount	Balance at March 31, 2019	Fair value at March 31, 2019*[2]
	(Millions of yen)
¥372,083	¥(42,113)	¥329,970	¥403,678

*[1]	Carrying amounts are stated as cost less accumulated depreciation.
*[2]

Fair value is either obtained from appraisal reports by external qualified appraisers, calculated by internal appraisal department in accordance with “Real estate appraisal standards,” or calculated by other reasonable internal calculation utilizing similar methods.

Investment and rental property revenue and expense for fiscal 2019 were as follows:

Year Ended March 31, 2019
Revenue*[1]	Expense*[2]	Net
¥91,049	¥34,981	¥56,068

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

The following provides supplemental explanation of certain account captions on our consolidated statements of income:

Finance revenues include primarily direct financing leases, interest on loans and interest on investment securities because we believe that capital we deploy is fungible and, whether used to provide financing in the form of loans and leases or through investment in debt securities, the decision to deploy the capital is a banking-type operation that shares the common objective of managing earning assets to generate a positive spread over our cost of borrowings. In addition, revenues from guarantees, which are from commission income by guarantees against loans disbursed by other financial institutions, are also included in finance revenues.

Securities investment activities originated by the Company were extended to certain group companies, including our subsidiaries operating in the Americas.

Sales of goods and real estate consists of revenues from sales of real estate and various types of goods, including precious metals and jewels.

Services income consists of revenues derived from various operations that are considered a part of our recurring operating activities, such as asset management and servicing, automobile related services, facilities operation, environment and energy services, real estate management, brokerage and contract work, maintenance services of software, measurement equipment and other, and fee business.

Similar to our revenues, we categorize our expenses based on our diversified operating activities. “Total expenses” includes mainly interest expense, costs of operating leases, life insurance costs, costs of goods and real estate sold, services expense and selling, general and administrative expenses.

Services expense is directly associated with the sales and revenues separately reported within services income. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating Income.” We similarly view the provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2019 Compared to Year Ended March 31, 2018” and “Year Ended March 31, 2018 Compared to Year Ended March 31, 2017.”

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

YEAR ENDED MARCH 31, 2019 COMPARED TO YEAR ENDED MARCH 31, 2018

Performance Summary

Financial Results

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except ratios, per Share data and percentages)
Total revenues	¥2,862,771	¥2,434,864	¥(427,907)	(15)
Total expenses	2,526,576	2,105,426	(421,150)	(17)
Income before Income Taxes	435,501	395,730	(39,771)	(9)
Net Income Attributable to ORIX Corporation Shareholders	313,135	323,745	10,610	3
Earnings per Share (Basic)	244.40	252.92	8.52	3
(Diluted)	244.15	252.70	8.55	4
ROE*[1]	12.1	11.6	(0.5)	—
ROA*[2]	2.76	2.74	(0.02)	—

*[1]	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
*[2]	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.

Total revenues for fiscal 2019 decreased 15% to ¥2,434,864 million compared to fiscal 2018. Operating leases revenues increased mainly due to an increase in gains on sales of real estate under operating leases. Services income increased due to an increase in sales of the environment and energy business. On the other hand, sales of goods and real estate decreased due to a decrease in related revenues from a subsidiary in the private equity business.

Total expenses for fiscal 2019 decreased 17% to ¥2,105,426 million compared to fiscal 2018. Services expense increased in line with the aforementioned increase in revenues. Costs of goods and real estate sold decreased in line with the aforementioned decrease in revenues.

Equity in net income of affiliates for fiscal 2019 decreased compared to fiscal 2018 due mainly to the recognition of significant gains on sales of investments in real estate joint ventures during fiscal 2018. Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased compared to fiscal 2018 due to the recognition of significant gains on sales of subsidiaries and affiliates recorded during fiscal 2018.

As a result of the foregoing, income before income taxes for fiscal 2019 decreased 9% to ¥395,730 million compared to fiscal 2018. On the other hand, provision for income taxes decreased due to the reversal of the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO result in the net income attributable to ORIX Corporation shareholders increased 3% to ¥323,745 million compared to fiscal 2018.

Balance Sheet data

	As of March 31,				Change
	2018		2019		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets	¥11,425,982		¥12,174,917		¥748,935		7
(Segment assets)	9,098,918		9,997,698		898,780		10
Total Liabilities	8,619,688		9,211,936		592,248		7
(Long- and Short-term Debt)	4,133,258		4,495,771		362,513		9
(Deposits)	1,757,462		1,927,741		170,279		10
ORIX Corporation Shareholders’ Equity	2,682,424		2,897,074		214,650		8
ORIX Corporation Shareholders’ Equity per share	2,095.64		2,263.41		167.77		8
ORIX Corporation Shareholders’ Equity ratio*	23.5%		23.8%		0.3%		—
D/E ratio (Debt-to-equity ratio) (Long- and Short-term Debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	1.5	x	1.6	x	0.1	x	—

*	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.

Total assets increased 7% to ¥12,174,917 million compared to the balance as of March 31, 2018. Installment loans increased due primarily to the acquisition of NXT Capital which is involved in loan origination and asset management operations in the United States. Investment in securities increased due primarily to the purchase of investment in securities in the life insurance business. Investment in affiliates increased due to the acquisition of the shares of Avolon, which is a leading global aircraft leasing company in Ireland. In addition, segment assets increased 10% to ¥9,997,698 million compared to the balance as of March 31, 2018.

In line with the increase in assets, long-term debt and deposits in liabilities increased compared to the balance as of March 31, 2018.

Shareholders’ equity increased 8% to ¥2,897,074 million compared to the balance as of March 31, 2018 due primarily to an increase in retained earnings.

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

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We evaluate the performance of these segments based on income before income taxes, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

The Company made DAIKYO a wholly-owned subsidiary in fiscal 2019 to complement their respective real estate businesses and to jointly aim for medium- and long-term growth as a comprehensive real estate business.

Accordingly, ORIX changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment. As a result of this change, segment amounts as of the end of and for the previous fiscal year have been retrospectively reclassified.

Certain line items presented in the consolidated statements of income have been changed starting from fiscal 2019. For further information, see Note 1 of “Item 18. Financial Statements.”

From fiscal 2019, consolidated variable interest entities (hereinafter, “VIEs”) for securitizing financial assets such as lease receivables and loan receivables, which had been excluded from segment revenues, segment profits and segment assets until the previous fiscal year, are included in segment revenues, segment profits and segment assets of each segment. As a result of this change, segment amounts as of the end of and for the previous fiscal year have been retrospectively reclassified.

For a description of the business activities of our segments, see “Item 4. Information on the Company—Business Segments.” See Note 33 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services	¥115,837	¥95,212	¥(20,625)	(18)
Maintenance Leasing	275,933	288,211	12,278	4
Real Estate	489,752	529,064	39,312	8
Investment and Operation	1,083,505	615,151	(468,354)	(43)
Retail	428,697	428,904	207	0
Overseas Business	479,619	490,730	11,111	2

Segment Total	2,873,343	2,447,272	(426,071)	(15)

Difference between Segment Total and Consolidated Amounts	(10,572)	(12,408)	(1,836)	—

Consolidated Amounts	¥2,862,771	¥2,434,864	¥(427,907)	(15)

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services	¥49,275	¥25,482	¥(23,793)	(48)
Maintenance Leasing	40,162	38,841	(1,321)	(3)
Real Estate	74,395	89,247	14,852	20
Investment and Operation	84,097	38,170	(45,927)	(55)
Retail	74,527	84,211	9,684	13
Overseas Business	106,622	125,444	18,822	18

Segment Total	429,078	401,395	(27,683)	(6)

Difference between Segment Total and Consolidated Amounts	6,423	(5,665)	(12,088)	—

Consolidated Amounts	¥435,501	¥395,730	¥(39,771)	(9)

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥991,818	¥959,725	¥(32,093)	(3)
Maintenance Leasing	847,190	873,775	26,585	3
Real Estate	801,969	720,221	(81,748)	(10)
Investment and Operation	674,617	733,612	58,995	9
Retail	3,174,505	3,571,437	396,932	13
Overseas Business	2,608,819	3,138,928	530,109	20

Segment Total	9,098,918	9,997,698	898,780	10

Difference between Segment Total and Consolidated Amounts	2,327,064	2,177,219	(149,845)	(6)

Consolidated Amounts	¥11,425,982	¥12,174,917	¥748,935	7

Corporate Financial Services Segment

This segment is involved in finance and fee business.

In this segment, we are focusing on fee businesses related to life insurance, environment and energy, auto leasing related products and services provided to domestic small- and medium-sized enterprise customers while engaging in highly competitive businesses such as leasing and lending with a focus on profitability. We aim to grow our profit by maximizing synergies with Yayoi, a software service provider in the group, and by utilizing our domestic network to create new businesses.

Based on the aforementioned strategy, segment revenues decreased 18% to ¥95,212 million compared to the previous fiscal year due to decreases in finance revenues in line with decreases in average investment balances of direct financing leases and in gains on investment securities and dividends.

As a result of the foregoing and the recognition of gains on sales of shares of subsidiaries and affiliates and liquidation losses, net through sales of affiliates during the previous fiscal year, segment profits decreased 48% to ¥25,482 million compared to the previous fiscal year.

Segment assets decreased 3% to ¥959,725 million compared to the end of the previous fiscal year due to a decrease in investment in direct financing leases despite an increase in investment in securities.

Although asset efficiency decreased compared to the previous fiscal year, we maintained stable profit from fee businesses.

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥30,737	¥28,829	¥(1,908)	(6)
Gains on investment securities and dividends	17,083	(777)	(17,860)	—
Operating leases	23,355	23,522	167	1
Services income	40,283	39,259	(1,024)	(3)
Other	4,379	4,379	0	—

Total Segment Revenues	115,837	95,212	(20,625)	(18)

Interest expense	5,019	4,067	(952)	(19)
Costs of operating leases	14,058	14,319	261	2
Services expense	8,064	10,100	2,036	25
Selling, general and administrative expenses	39,085	37,896	(1,189)	(3)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,218	1,106	(112)	(9)
Other	1,404	1,489	85	6

Total Segment Expenses	68,848	68,977	129	0

Segment Operating Income	46,989	26,235	(20,754)	(44)

Equity in Net income (Loss) of Affiliates, and others	2,286	(753)	(3,039)	—

Segment Profits	¥49,275	¥25,482	¥(23,793)	(48)

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥439,329	¥403,639	¥(35,690)	(8)
Installment loans	369,882	364,818	(5,064)	(1)
Investment in operating leases	26,350	24,143	(2,207)	(8)
Investment in securities	19,208	31,522	12,314	64
Property under facility operations	15,075	16,973	1,898	13
Inventories	49	51	2	4
Advances for DFL and operating lease	203	122	(81)	(40)
Investment in affiliates	16,845	16,276	(569)	(3)
Advances for property under facility operations	720	0	(720)	(100)
Goodwill, intangible assets acquired in business combinations	104,157	102,181	(1,976)	(2)

Total Segment Assets	¥991,818	¥959,725	¥(32,093)	(3)

Maintenance Leasing Segment

This segment consists of automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing.

In the automobile related businesses, which cover a large part of this segment, we aim to increase market share in small- and medium-sized enterprises and individuals as well as large corporate customers by enhancing our competitive advantages coming from our industry-leading number of fleets under management and one-stop automobile-related services. Furthermore, we intend to develop new products and services to adapt to the change of industrial structure and get new business opportunities. In the rental business, we strengthened our engineering solution businesses by developing new services for robots and three-dimensional (3D) printing.

Based on the aforementioned strategy, segment revenues increased 4% to ¥288,211 million compared to the previous fiscal year due to an increase in operating leases revenues in line with increases in average investment balances of operating leases.

Segment profits decreased 3% to ¥38,841 million compared to the previous fiscal year due to increases in selling, general and administrative expenses including personnel-related expenses.

Segment assets increased 3% to ¥873,775 million compared to the end of the previous fiscal year due to an increase in new executions of investment in direct finance leases and operating leases.

Although asset efficiency decreased compared to the previous fiscal year, we have maintained stable profitability as a result of a steady number of new auto leases. In the rental business, we maintained stable profit from test and measurement instruments and IT-related equipment rentals and from Yodogawa Transformer Co. Ltd., the largest renter of power receiving and transforming facilities and equipment, which we acquired in the previous fiscal year.

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥14,247	¥14,352	¥105	1
Operating leases	189,655	197,963	8,308	4
Services income	67,752	70,551	2,799	4
Other	4,279	5,345	1,066	25

Total Segment Revenues	275,933	288,211	12,278	4

Interest expense	3,242	3,026	(216)	(7)
Costs of operating leases	145,402	154,410	9,008	6
Services expense	40,096	40,575	479	1
Selling, general and administrative expenses	44,107	46,514	2,407	5
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	222	1,048	826	372
Other	2,499	4,891	2,392	96

Total Segment Expenses	235,568	250,464	14,896	6

Segment Operating Income	40,365	37,747	(2,618)	(6)

Equity in Net income (Loss) of Affiliates, and others	(203)	1,094	1,297	—

Segment Profits	¥40,162	¥38,841	¥(1,321)	(3)

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥319,927	¥328,424	¥8,497	3
Investment in operating leases	505,472	525,392	19,920	4
Investment in securities	560	506	(54)	(10)
Property under facility operations	904	988	84	9
Inventories	461	587	126	27
Advances for DFL and operating lease	197	669	472	240
Investment in affiliates	1,996	33	(1,963)	(98)
Goodwill, intangible assets acquired in business combinations	17,673	17,176	(497)	(3)

Total Segment Assets	¥847,190	¥873,775	¥26,585	3

Real Estate Segment

This segment consists of real estate development, rental and management, facility operation, and real estate investment management.

In this segment, we aim to promote portfolio rebalancing by selling rental properties into favorable markets and also to expand the scale of our asset management business such as REIT and real estate investment advisory services in order to construct a portfolio that is less affected by changes in the real estate market. We also aim to gain stable profits by accumulating expertise through the operation of various facilities such as hotels and Japanese inns and to develop new businesses by taking advantage of our value chain of real estate development and rental, asset management and facility operations.

Based on the aforementioned strategy, segment revenues increased 8% to ¥529,064 million compared to the previous fiscal year due to increases in operating leases revenues in line with an increase in gains on sales of rental properties and in services income resulted from recognition of significant gains on a sale of property under facility operations.

Despite a decrease in equity in net income of affiliates due to significant gains on sales of investment in real estate joint ventures that were recognized during the previous fiscal year, due to increases in operating leases revenues and in services income as mentioned above, segment profits increased 20% to ¥89,247 million compared to the previous fiscal year.

Segment assets decreased 10% to ¥720,221 million compared to the end of the previous fiscal year due to decreases in investment in operating leases resulting from sales of rental properties and in property under facility operations through significant sales of the assets in facility operations.

Asset efficiency increased compared to the previous fiscal year by replacing the portfolio by capturing opportunities based on market conditions. We continuously made new investments mainly for the operating facilities for which we launched new hotel and inn brands in carefully selected areas and properties.

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥2,072	¥2,065	¥(7)	(0)
Operating leases	55,202	72,483	17,281	31
Sales of goods and real estate	131,829	141,489	9,660	7
Services income	300,092	313,059	12,967	4
Other	557	(32)	(589)	—

Total Segment Revenues	489,752	529,064	39,312	8

Interest expense	2,285	2,249	(36)	(2)
Costs of operating leases	27,642	25,950	(1,692)	(6)
Costs of goods and real estate sold	112,204	121,414	9,210	8
Services expense	254,383	261,064	6,681	3
Selling, general and administrative expenses	43,170	43,982	812	2
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	4,180	1,576	(2,604)	(62)
Other	124	753	629	507

Total Segment Expenses	443,988	456,988	13,000	3

Segment Operating Income	45,764	72,076	26,312	57

Equity in Net income (Loss) of Affiliates, and others	28,631	17,171	(11,460)	(40)

Segment Profits	¥74,395	¥89,247	¥14,852	20

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥33,589	¥35,420	¥1,831	5
Installment loans	312	316	4	1
Investment in operating leases	273,036	242,022	(31,014)	(11)
Investment in securities	4,354	8,038	3,684	85
Property under facility operations	195,463	146,100	(49,363)	(25)
Inventories	80,108	80,920	812	1
Advances for DFL and operating lease	21,639	29,946	8,307	38
Investment in affiliates	100,219	107,072	6,853	7
Advances for property under facility operations	19,351	6,790	(12,561)	(65)
Goodwill, intangible assets acquired in business combinations	73,898	63,597	(10,301)	(14)

Total Segment Assets	¥801,969	¥720,221	¥(81,748)	(10)

Investment and Operation Segment

This segment consists of environment and energy, private equity, and concession.

In the environment and energy business, we aim to increase services revenue by promoting our renewable energy business and our electric power retailing business as a comprehensive energy service provider. In our solar power business, we have a secured one gigawatt of solar power capacity and are operating projects that generate approximately 840 megawatts of electricity as of March 31, 2019, making us one of the largest solar power producers in Japan. We will accelerate our renewable energy business overseas by utilizing the expertise we have gained in the domestic market. In the private equity business, we aim to earn stable profits from investees and sustainable gains on sales through rebalancing our portfolio. We intend to diversify our investment methods and expand our target zone. Regarding the concession business, we aim to strengthen our operations in the three airports, Kansai International Airport, Osaka International Airport and Kobe Airport, and also aim to proactively engage in the operation of public infrastructure other than airports.

Based on the aforementioned strategy, despite increases in services income in the environment and energy business and from subsidiaries in the private equity business, due to decreases in sales of goods by a subsidiary and in gains on investment securities and dividends segment revenues decreased 43% to ¥615,151 million compared to the previous fiscal year.

As a result of the foregoing and a decrease in gains on sales of shares of subsidiaries and affiliates and liquidation losses, net by the recognition of significant gains on sales of shares of a large subsidiary during the previous fiscal year, segment profits decreased 55% to ¥38,170 million compared to the previous fiscal year.

Segment assets increased 9% to ¥733,612 million compared to the end of the previous fiscal year due to increases in property under facility operations in the environment and energy business and in goodwill and other intangible assets acquired in business combination through private equity investments.

Although asset efficiency decreased compared to the previous year, the operation rate of solar power generation projects has improved and profit from the concession business has steadily increased.

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥9,274	¥9,063	¥(211)	(2)
Gains on investment securities and dividends	7,598	78	(7,520)	(99)
Sales of goods and real estate	924,220	436,044	(488,176)	(53)
Services income	140,088	169,139	29,051	21
Other	2,325	827	(1,498)	(64)

Total Segment Revenues	1,083,505	615,151	(468,354)	(43)

Interest expense	5,670	7,054	1,384	24
Costs of goods and real estate sold	875,456	400,625	(474,831)	(54)
Services expense	110,630	131,688	21,058	19
Selling, general and administrative expenses	55,467	51,862	(3,605)	(6)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(836)	8	844	—
Other	914	413	(501)	(55)

Total Segment Expenses	1,047,301	591,650	(455,651)	(44)

Segment Operating Income	36,204	23,501	(12,703)	(35)

Equity in Net income (Loss) of Affiliates, and others	47,893	14,669	(33,224)	(69)

Segment Profits	¥84,097	¥38,170	¥(45,927)	(55)

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥25,497	¥25,696	¥199	1
Installment loans	59,437	47,573	(11,864)	(20)
Investment in operating leases	4,123	5,474	1,351	33
Investment in securities	28,562	25,786	(2,776)	(10)
Property under facility operations	208,106	264,994	56,888	27
Inventories	24,260	30,776	6,516	27
Advances for DFL and operating lease	146	1,340	1,194	818
Investment in affiliates	156,896	161,966	5,070	3
Advances for property under facility operations	44,901	11,291	(33,610)	(75)
Goodwill, intangible assets acquired in business combinations	122,689	158,716	36,027	29

Total Segment Assets	¥674,617	¥733,612	¥58,995	9

Retail Segment

This segment consists of life insurance, banking, and card loan.

In the life insurance business, we aim to increase the number of policies in force and revenues from insurance premiums by offering simple-to-understand products through sales agencies and online. In the banking business, we aim to increase finance revenues by increasing the balance of outstanding housing loans which is a core of our banking business. In the card loan business, we aim to increase revenues from guarantee fees by expanding guarantees against loans disbursed by other financial institutions. We also aim to increase finance revenues by making loans directly to our customers through our experience and expertise in credit screening while taking into account the amendments to the Money Lending Business Act for the purpose of reducing over-indebtedness.

Based on the aforementioned strategy, segment revenues kept roughly the same level at ¥428,904 million compared to the previous fiscal year, since life insurance premiums of the life insurance business and finance revenues of the banking business increased with the growth of the businesses, while investment income from assets under variable annuity and variable life insurance contracts decreased.

In addition to the increase in life insurance premium for insurance contracts other than the variable annuity and variable life insurance contracts of the life insurance business outweighing the increase in life insurance costs, as a result of the foregoing and a decrease in life insurance costs from decreases in provision of liability reserve under the variable annuity and variable life insurance contracts, segment profits increased 13% to ¥84,211 million compared to the previous fiscal year.

Segment assets increased 13% to ¥3,571,437 million compared to the end of the previous fiscal year due to increases in investment in securities with the growth of the life insurance business and in installment loans with the growth of the banking business.

Asset efficiency increased compared to the previous fiscal year. We have steadily expanded our businesses by increasing the balance of housing loans in the banking business and have also achieved 4 million policies in force for individual insurance in the life insurance business.

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥72,929	¥76,693	¥3,764	5
Life insurance premiums and related investment income	352,974	348,255	(4,719)	(1)
Other	2,794	3,956	1,162	42

Total Segment Revenues	428,697	428,904	207	0

Interest expense	4,026	4,080	54	1
Life insurance costs	256,309	247,809	(8,500)	(3)
Selling, general and administrative expenses	79,177	78,655	(522)	(1)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	11,245	11,541	296	3
Other	3,420	2,591	(829)	(24)

Total Segment Expenses	354,177	344,676	(9,501)	(3)

Segment Operating Income	74,520	84,228	9,708	13

Equity in Net income (Loss) of Affiliates, and others	7	(17)	(24)	—

Segment Profits	¥74,527	¥84,211	¥9,684	13

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥208	¥42	¥(166)	(80)
Installment loans	1,852,761	2,049,980	197,219	11
Investment in operating leases	44,319	29,810	(14,509)	(33)
Investment in securities	1,260,291	1,474,750	214,459	17
Investment in affiliates	702	631	(71)	(10)
Goodwill, intangible assets acquired in business combinations	16,224	16,224	0	—

Total Segment Assets	¥3,174,505	¥3,571,437	¥396,932	13

Overseas Business Segment

This segment consists of asset management, aircraft- and ship-related operations, private equity, and finance.

In the United States, we aim to expand our business areas by engaging in equity investment and fee business such as fund management in addition to corporate finance and investment in bonds. In our aircraft-related operations, we are focusing on profit opportunities within operating lease, sales of used aircraft to domestic and overseas investors, and asset management services for the aircrafts owned by other. All of these opportunities are backed by the growing demand of passengers and aircrafts. We also aim to promote the expansion of functionality and diversification in our overseas group companies.

Based on the aforementioned strategy, segment revenues increased 2% to ¥490,730 million compared to the previous fiscal year due to increases in finance revenues through the acquisition of NXT Capital which is involved in loan origination and asset management operations in the United States and due to increases in operating leases revenues through gain on sale of aircraft in aircraft-related operations.

Despite the recognition of losses in an affiliate in India, as a result of the foregoing and increases in equity in net income of affiliates due to the acquisition of the shares of Avolon, a leading global aircraft leasing company, and due to the recognition of losses in an affiliate in the Middle East during the previous fiscal year, segment profits increased 18% to ¥125,444 million compared to the previous fiscal year.

Segment assets increased 20% to ¥3,138,928 million compared to the end of the previous fiscal year due to increases in installment loans through the aforementioned acquisition and investment in affiliates in line with the acquisition of the shares of Avolon.

Asset efficiency increased compared to the previous fiscal year. The asset management business in the United States has steadily developed through the acquisition of NXT Capital, and the profit in aircraft-related operations also increased due to the contribution from the investment in Avolon.

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥98,426	¥111,634	¥13,208	13
Gains on investment securities and dividends	17,453	16,565	(888)	(5)
Operating leases	111,569	121,913	10,344	9
Services income	238,615	233,110	(5,505)	(2)
Other	13,556	7,508	(6,048)	(45)

Total Segment Revenues	479,619	490,730	11,111	2

Interest expense	51,536	62,821	11,285	22
Costs of operating leases	64,363	62,529	(1,834)	(3)
Services expense	70,419	66,543	(3,876)	(6)
Selling, general and administrative expenses	177,852	183,657	5,805	3
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	8,101	10,903	2,802	35
Other	10,675	8,610	(2,065)	(19)

Total Segment Expenses	382,946	395,063	12,117	3

Segment Operating Income	96,673	95,667	(1,006)	(1)

Equity in Net income (Loss) of Affiliates, and others	9,949	29,777	19,828	199

Segment Profits	¥106,622	¥125,444	¥18,822	18

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥368,721	¥362,391	¥(6,330)	(2)
Installment loans	534,586	814,847	280,261	52
Investment in operating leases	491,132	509,117	17,985	4
Investment in securities	413,440	385,339	(28,101)	(7)
Property under facility operations and servicing assets	43,995	44,149	154	0
Inventories	5,923	3,161	(2,762)	(47)
Advances for DFL and operating lease	9,487	10,932	1,445	15
Investment in affiliates	314,569	556,682	242,113	77
Goodwill, intangible assets acquired in business combinations	426,966	452,310	25,344	6

Total Segment Assets	¥2,608,819	¥3,138,928	¥530,109	20

Revenues, New Business Volumes and Investments

Finance revenues

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥228,252	¥242,893	¥14,641	6

Note:

Revenues from guarantees in the consolidated statements of income have been reclassified from “Services income” to “Finance revenues” from fiscal 2019. This change aims to reflect revenue structure of the Company and its subsidiaries more appropriately accompanying the adoption of ASC606 (“Revenue from Contracts with Customers”). Corresponding to this change, the presented amounts in the consolidated statements of income for the previous fiscal year have also been reclassified retrospectively to conform to the presentation for fiscal 2019.

Finance revenues increased 6% to ¥242,893 million for fiscal 2019 compared to fiscal 2018 primarily due to an increase in the average balance of installment loans.

Direct financing leases

	As of and for the year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Direct financing leases:
New equipment acquisitions	¥472,070	¥439,252	¥(32,818)	(7)
Japan	264,953	254,613	(10,340)	(4)
Overseas	207,117	184,639	(22,478)	(11)
Investment in direct financing leases	1,194,888	1,155,632	(39,256)	(3)

New equipment acquisitions related to direct financing leases decreased 7% to ¥439,252 million compared to fiscal 2018. In Japan, new equipment acquisitions decreased 4% in fiscal 2019 compared to fiscal 2018 due to a decreasing trend except for auto leases. In overseas, new equipment acquisitions decreased 11% in fiscal 2019 compared to fiscal 2018 due to decreases in Asia.

Investment in direct financing leases as of March 31, 2019 decreased 3% to ¥1,155,632 million compared to March 31, 2018 due to decreases in new equipment acquisitions described above.

As of March 31, 2019, no single lessee represented more than 1% of the balance of direct financing leases. As of March 31, 2019, 69% of our direct financing leases were to lessees in Japan, while 31% were to overseas lessees. Approximately 6% of our direct financing leases were to lessees in Hong Kong and Malaysia, and approximately 5% of our direct financing leases were to lessees in Indonesia. No other overseas country represented more than 5% of our total portfolio of direct financing leases.

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Transportation equipment	¥489,687	¥495,605	¥5,918	1
Industrial equipment	240,646	222,049	(18,597)	(8)
Electronics	154,522	143,209	(11,313)	(7)
Information-related and office equipment	105,040	101,504	(3,536)	(3)
Commercial services equipment	53,065	51,671	(1,394)	(3)
Other	151,928	141,594	(10,334)	(7)

Total	¥1,194,888	¥1,155,632	¥(39,256)	(3)

For further information, see Note 7 of “Item 18. Financial Statements.”

Installment loans

	As of and for the year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,397,467	¥1,462,009	¥64,542	5
Japan	945,436	1,047,720	102,284	11
Overseas	452,031	414,289	(37,742)	(8)
Installment loans	2,823,769	3,277,670	453,901	16

Note:

The balance of installment loans related to our life insurance operations is included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New loans added increased 5% to ¥1,462,009 million compared to fiscal 2018. In Japan, new loans added increased 11% to ¥1,047,720 million in fiscal 2019 compared to fiscal 2018 mainly due to an increase in housing loans. In overseas, new loans added decreased 8% to ¥414,289 million compared to fiscal 2018 due to a decreased lending activity in Asia.

The balance of installment loans as of March 31, 2019 increased 16% to ¥3,277,670 million compared to March 31, 2018, mainly due to an increase of housing loans in banking business and an increase through the acquisition of NXT Capital which is involved in loan origination and asset management operations in the United States.

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥1,375,380	¥1,560,832	¥185,452	13
Card loans	264,323	245,139	(19,184)	(7)
Other	34,333	32,962	(1,371)	(4)

Subtotal	1,674,036	1,838,933	164,897	10

Corporate borrowers in Japan
Real estate companies	278,076	288,851	10,775	4
Non-recourse loans	18,318	53,067	34,749	190
Commercial, industrial and other companies	301,083	266,675	(34,408)	(11)

Subtotal	597,477	608,593	11,116	2

Overseas
Non-recourse loans	54,987	49,915	(5,072)	(9)
Commercial, industrial companies and other	478,336	763,813	285,477	60

Subtotal	533,323	813,728	280,405	53

Purchased loans*	18,933	16,416	(2,517)	(13)

Total	¥2,823,769	¥3,277,670	¥453,901	16

*

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

As of March 31, 2019, ¥11,778 million, or 0.5%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.

As of March 31, 2019, ¥393,734 million, or 12%, of the balance of installment loans were to real estate companies in Japan and overseas. Among these amounts, ¥2,380 million, or 0.1% were loans individually evaluated for impairment. We recognized an allowance of ¥419 million on these impaired loans. As of March 31, 2019, we had installment loans outstanding in the amount of ¥66,047 million, or 2% of the balance of installment loans, to companies in the entertainment industry. Among these amounts, ¥1,382 million, or 0.04% were loans individually evaluated for impairment. We recognized an allowance of ¥490 million on these impaired loans.

The balance of installment loans to consumer borrowers in Japan as of March 31, 2019 increased 10% to ¥1,838,933 million compared to the balance as of March 31, 2018, primarily due to an increase in the balance of housing loans. The balance of installment loans to corporate borrowers in Japan as of March 31, 2019 increased 2% to ¥608,593 million compared to the balance as of March 31, 2018, primarily due to an increase in the balance of non-recourse loans. The balance of installment loans in overseas as of March 31, 2019 increased 53% to ¥813,728 million compared to the balance as of March 31, 2018 in line with the aforementioned acquisition.

For further information, see Note 9 of “Item 18. Financial Statements.”

Asset quality

Direct financing leases

	As of March 31,
	2018	2019
	(Millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥12,084	¥14,807
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	1.01%	1.28%
Provision as a percentage of average balance of investment in direct financing leases*	0.19%	0.37%
Allowance for direct financing leases	¥10,089	¥12,049
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	0.84%	1.04%
The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases*	0.22%	0.19%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due direct financing leases increased ¥2,723 million to ¥14,807 million as of March 31, 2019 compared to March 31, 2018. As a result, the ratio of 90+ days past-due direct financing leases increased 0.27% to 1.28% from March 31, 2018.

We believe that the ratio of allowance for doubtful receivables to the balance of investment in direct financing leases provides a reasonable indication that our allowance for doubtful receivables was appropriate as of March 31, 2019 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•

all lease contracts are secured by collateral consisting of the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the collateral.

Loans not individually evaluated for impairment

	As of March 31,
	2018	2019
	(Millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥12,748	¥12,412
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.46%	0.39%
Provision as a percentage of average balance of installment loans not individually evaluated for impairment*	0.48%	0.50%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥30,239	¥32,231
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.09%	1.00%
The ratio of charge-offs as a percentage of the average balance of loans not individually evaluated for impairment*	0.36%	0.44%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated and evaluated as a homogeneous group for impairment due to their individual significance decreased ¥336 million to ¥12,412 million as of March 31, 2019 compared to March 31, 2018.

	As of March 31,
	2018	2019
	(Millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥2,077	¥1,388
Card loans	1,785	1,671
Other	8,464	8,993

Subtotal	12,326	12,052

Overseas
Other	422	360

Total	¥12,748	¥12,412

We recognize allowance for housing loans, card loans and other loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate. We determine the allowance for our other items on the basis of past loss experience, general economic conditions and the current portfolio composition.

Loans individually evaluated for impairment

	As of March 31,
	2018	2019
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥47,142	¥58,827
Impaired loans requiring an allowance	39,329	41,234
Allowance for loans individually evaluated for impairment*	14,344	13,731

*

The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥1,498 million in fiscal 2018 and ¥3,201 million in fiscal 2019, and charge-off of impaired loans was ¥6,785 million in fiscal 2018 and ¥3,936 million in fiscal 2019. New provision for probable loan losses increased ¥1,703 million compared to fiscal 2018. Charge-off of impaired loans decreased ¥2,849 million compared to fiscal 2018.

The table below sets forth the outstanding balance of impaired loans by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment.

	As of March 31,
	2018	2019
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan
Housing loans	¥3,544	¥4,378
Card loans	4,060	3,945
Other	11,082	14,216

Subtotal	18,686	22,539

Corporate borrowers in Japan
Real estate companies	1,598	1,540
Non-recourse loans	254	232
Commercial, industrial and other companies	9,174	7,103

Subtotal	11,026	8,875

Overseas
Non-recourse loans	3,491	4,216
Commercial, industrial companies and other	8,838	19,433

Subtotal	12,329	23,649

Purchased loans	5,101	3,764

Total	¥47,142	¥58,827

For further information, see Note 10 of “Item 18. Financial Statements.”

Provision for doubtful receivables and probable loan losses

We recognize provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥59,227	¥54,672	¥(4,555)	(8)
Direct financing leases	10,537	10,089	(448)	(4)
Loans not individually evaluated for impairment	28,622	30,239	1,617	6
Loans individually evaluated for impairment	20,068	14,344	(5,724)	(29)
Provision	17,265	22,525	5,260	30
Direct financing leases	2,241	4,324	2,083	93
Loans not individually evaluated for impairment	13,526	15,000	1,474	11
Loans individually evaluated for impairment	1,498	3,201	1,703	114
Charge-offs (net)	(19,465)	(19,213)	252	(1)
Direct financing leases	(2,701)	(2,255)	446	(17)
Loans not individually evaluated for impairment	(9,979)	(13,022)	(3,043)	30
Loans individually evaluated for impairment	(6,785)	(3,936)	2,849	(42)
Other*	(2,355)	27	2,382	—
Direct financing leases	12	(109)	(121)	—
Loans not individually evaluated for impairment	(1,930)	14	1,944	—
Loans individually evaluated for impairment	(437)	122	559	—
Ending balance	54,672	58,011	3,339	6
Direct financing leases	10,089	12,049	1,960	19
Loans not individually evaluated for impairment	30,239	32,231	1,992	7
Loans individually evaluated for impairment	14,344	13,731	(613)	(4)

*	Other mainly includes foreign currency translation adjustments and others.

For further information, see Note 10 of “Item 18. Financial Statements.”

Investment in Securities

	As of and for the year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥439,383	¥623,172	¥183,789	42
Japan	300,406	504,515	204,109	68
Overseas	138,977	118,657	(20,320)	(15)
Investment in securities	1,729,455	1,928,916	199,461	12

Note:

The balance of investment in securities related to our life insurance operations are included in investment in securities in our consolidated balance sheets; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New securities added increased 42% to ¥623,172 million in fiscal 2019 compared to fiscal 2018. New securities added in Japan increased 68% in fiscal 2019 compared to fiscal 2018 primarily due to an increase in investments in government bond securities and corporate debt securities. New securities added overseas decreased 15% in fiscal 2019 compared to fiscal 2018.

The balance of our investment in securities as of March 31, 2019 increased 12% to ¥1,928,916 million compared to March 31, 2018.

As of March 31,
2018
(Millions of yen)
Investment in securities by security type:
Trading securities	¥422,053
Available-for-sale securities	1,015,477
Held-to-maturity securities	113,891
Other securities	178,034

Total	¥1,729,455

As of March 31,
2019
(Millions of yen)
Investment in securities by security type:
Equity securities	¥549,047
Trading debt securities	1,564
Available-for-sale debt securities	1,264,244
Held-to-maturity debt securities	114,061

Total	¥1,928,916

Investments in equity securities as of March 31, 2019 decreased compared to March 31, 2018 primarily due to a decrease in the assets under management of variable annuity and variable life insurance contracts. In addition, investments in trading debt securities as of March 31, 2019 decreased compared to March 31, 2018 due to sales of municipal bond securities in the Americas. On the other hand, investments in available-for-sale debt securities as of March 31, 2019 increased compared to March 31, 2018 primarily due to an increase in investments in government bond securities and corporate debt securities in Japan. Held-to-maturity debt securities mainly consist of our life insurance business’s investment in Japanese government bonds.

For further information, see Note 11 of “Item 18. Financial Statements.”

Gains on investment securities and dividends

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities	¥39,139	¥14,273	¥(24,866)	(64)
Dividends income, other	4,163	1,685	(2,478)	(60)

Total	¥43,302	¥15,958	¥(27,344)	(63)

Notes:	1.	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.

2.	Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) has been applied since April 1, 2018. The unrealized change in fair value of investment in equity securities has been included in “Net gains on investment securities” since April 1, 2018 for this application.

Gains on investment securities and dividends decreased 63% to ¥15,958 million in fiscal 2019 compared to fiscal 2018 mainly due to a decrease in net gains on investment securities. Net gains on investment securities decreased 64% to ¥14,273 million in fiscal 2019 compared to fiscal 2018 due to a decrease in gains on sales of shares, as well as a decrease in net unrealized holding gains on equity securities caused by declines in market prices of stocks. Dividends income, other decreased 60% to ¥1,685 million in fiscal 2019 compared to fiscal 2018.

As of March 31, 2018, gross unrealized gains and gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥29,220 million and ¥15,856 million, respectively. As of March 31, 2019, gross unrealized gains and gross unrealized losses on available-for-sale debt securities, including those held in connection with our life insurance operations, were ¥35,034 million and ¥10,530 million, respectively.

Operating leases

	As of and for the year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥379,665	¥413,918	¥34,253	9
Costs of operating leases	252,327	257,321	4,994	2
New equipment acquisitions	495,609	544,715	49,106	10
Japan	215,832	233,721	17,889	8
Overseas	279,777	310,994	31,217	11
Investment in operating leases	1,344,926	1,335,959	(8,967)	(1)

Revenues from operating leases in fiscal 2019 increased 9% to ¥413,918 million compared to fiscal 2018 primarily due to increases in gains on sales of aircraft in aircraft-related operations and sales of rental property. In fiscal 2018 and 2019, gains from the disposition of operating lease assets were ¥35,291 million and ¥62,883 million, respectively.

Costs of operating leases increased 2% to ¥257,321 million in fiscal 2019 compared to fiscal 2018 primarily due to an increase in depreciation expenses resulting from a year on year increase in the average balance of investment in the automobile leasing business, despite a decrease in costs from rental property.

New equipment acquisitions related to operating leases increased 10% to ¥544,715 million in fiscal 2019 compared to fiscal 2018 primarily due to an increase in purchases of aircraft overseas.

Investment in operating leases as of March 31, 2019 decreased 1% to ¥1,335,959 million compared to March 31, 2018.

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥864,008	¥888,625	¥24,617	3
Measuring and information-related equipment	89,326	105,179	15,853	18
Real estate	348,867	297,343	(51,524)	(15)
Other	12,210	12,890	680	6
Accrued rental receivables	30,515	31,922	1,407	5

Total	¥1,344,926	¥1,335,959	¥(8,967)	(1)

Investment in transportation equipment operating leases as of March 31, 2019 increased 3% to ¥888,625 million compared to March 31, 2018 primarily due to an increase in new equipment acquisitions in the automobile leasing business and aircraft-related operations. Investment in measuring and information-related equipment operating leases as of March 31, 2019 increased 18% to ¥105,179 million compared to March 31, 2018 primarily due to an increase in new equipment acquisitions in the rental business. Investment in real estate operating leases as of March 31, 2019 decreased 15% to ¥297,343 million compared to March 31, 2018, primarily due to sales of real estate in Japan.

For further information, see Note 8 of “Item 18. Financial Statements.”

Life insurance

We reflect all income and losses (other than provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans, real estate under operating leases and other investments held in connection with our life insurance operations as life insurance premiums and related investment income in our consolidated statements of income.

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥299,320	¥330,811	¥31,491	11
Life insurance-related investment income	52,270	16,325	(35,945)	(69)

Total	¥351,590	¥347,136	¥(4,454)	(1)

Life insurance costs	¥255,070	¥246,533	¥(8,537)	(3)

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income (loss):
Net income on investment securities	¥58,921	¥10,756	¥(48,165)	(82)
Losses recognized in income on derivative	(7,332)	(1,348)	5,984	(82)
Interest on loans, income on real estate under operating leases, and others	681	6,917	6,236	916

Total	¥52,270	¥16,325	¥(35,945)	(69)

Life insurance premiums and related investment income decreased 1% to ¥347,136 million in fiscal 2019 compared to fiscal 2018.

Life insurance premiums increased 11% to ¥330,811 million in fiscal 2019 compared to fiscal 2018 due to an increase in the number of policies in force.

Life insurance-related investment income decreased 69% to ¥16,325 million in fiscal 2019 compared to fiscal 2018. Net income on investment securities decreased in investment income from variable annuity and variable life insurance contracts. Losses from derivative contracts held to economically hedge the minimum guarantee risk relating to these variable annuity and variable life insurance contracts decreased. On the other hand, interest on loans, income on real estate under operating leases, and others increased.

Life insurance costs decreased 3% to ¥246,533 million in fiscal 2019 compared to fiscal 2018 due to a decrease in a provision of liability reserve in line with the aforementioned decrease in investment income from variable annuity and variable life insurance contracts.

As of March 31,
2018
(Millions of yen)
Investments by life insurance operations:
Trading securities	¥403,797
Available-for-sale debt securities	470,634
Available-for-sale equity securities	8,916
Held-to-maturity securities	113,891
Other securities	1,617

Total investment in securities	998,855

Installment loans, real estate under operating leases and other investments	52,080

Total	¥1,050,935

As of March 31,
2019
(Millions of yen)
Investments by life insurance operations:
Equity securities	¥327,497
Available-for-sale debt securities	766,830
Held-to-maturity debt securities	114,061

Total investment in securities	1,208,388

Installment loans, real estate under operating leases and other investments	41,630

Total	¥1,250,018

Investments in equity securities as of March 31, 2019 decreased compared to March 31, 2018 primarily due to a decrease in the assets under management of variable annuity and variable life insurance contracts. On the other hand, investments in available-for-sale debt securities as of March 31, 2019 increased compared to March 31, 2018 primarily due to an increase in investments in government bond securities and corporate debt securities in Japan.

For further information, see Note 25 of “Item 18. Financial Statements.”

Sales of goods and real estate, Inventories

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Sales of goods and real estate, Inventories:
Sales of goods and real estate	¥1,079,052	¥596,165	¥(482,887)	(45)
Costs of goods and real estate sold	1,003,509	535,261	(468,248)	(47)
New real estate added	83,120	97,397	14,277	17
Inventories	111,001	115,695	4,694	4

Sales of goods and real estate decreased 45% to ¥596,165 million compared to fiscal 2018 due to a decrease in sales of goods.

Costs of goods and real estate sold decreased 47% to ¥535,261 million compared to fiscal 2018 due to a decrease in costs of goods sold. We recognized ¥936 million and ¥703 million of write-downs for fiscal 2018 and 2019, respectively, which were included in costs of goods and real estate sold. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.

New real estate added increased 17% to ¥97,397 million in fiscal 2019 compared to fiscal 2018.

Inventories as of March 31, 2019 increased 4% to ¥115,695 million compared to March 31, 2018.

For further information, see Note 4 and 5 of “Item 18. Financial Statements.”

Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations
Services income	¥780,910	¥818,794	¥37,884	5
Services expense	482,796	508,320	25,524	5
New assets added	82,206	104,839	22,633	28
Japan	76,206	103,939	27,733	36
Overseas	6,000	900	(5,100)	(85)
Property under Facility Operations	434,786	441,632	6,846	2

Notes	1:	Revenues from guarantees in the consolidated statements of income have been reclassified from “Services income” to “Finance revenues” from fiscal 2019. This change aims to reflect revenue structure of the Company and its subsidiaries more appropriately accompanying the adoption of ASC606 (“Revenue from Contracts with Customers”). Corresponding to this change, the presented amounts in the consolidated statements of income for the previous fiscal year have also been reclassified retrospectively to conform to the presentation for fiscal 2019.

2:	In fiscal 2018, revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered to the customer, the transaction price is fixed or determinable and collectability is reasonably assured. In fiscal 2019, revenues are recognized when control of the promised goods or services are transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services.

Services income increased 5% to ¥818,794 million in fiscal 2019 compared to fiscal 2018 primarily due to service expansion in the environment and energy business and sales of property under facility operations.

Services expense increased 5% to ¥508,320 million in fiscal 2019 compared to fiscal 2018 mainly resulted from the recognition of expenses from the environment and energy business.

New assets added for property under facility operations increased 28% to ¥104,839 million in fiscal 2019 compared to fiscal 2018 due to investment in electric power facilities and completion of property under facility operations.

Property under facility operations as of March 31, 2019 increased 2% to ¥441,632 million compared to March 31, 2018 primarily due to investment in electric power facilities, despite decreases in property under facility operations through sales of the assets.

For further information, see Note 4 and 5 of “Item 18. Financial Statements.”

Expenses

Interest expense

Interest expense increased 22 % to ¥93,337 million in fiscal 2019 compared to ¥76,815 million in fiscal 2018. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2019 increased 9 % to ¥6,423,512 million compared to ¥5,890,720 million as of March 31, 2018.

The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, remained flat in fiscal 2019 at 0.4% compared to 0.4% in fiscal 2018. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, increased to 3.3 % in fiscal 2019, from 2.8 % in fiscal 2018. For more information regarding our interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our outstanding debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”

Other (income) and expense, net

Other (income) and expense, net included a net expense of ¥429 million during fiscal 2018 and a net expense of ¥1,301 million during fiscal 2019. Foreign currency transaction losses (gains) included in other (income) and expense, net included losses of ¥3,220 million in fiscal 2019 compared to gains of ¥2,764 million in fiscal 2018. We recognized impairment losses on goodwill and other intangible assets included in other (income) and expense, net in the amount of ¥606 million in fiscal 2019 compared to ¥194 million of impairment losses on goodwill and other intangible assets during fiscal 2018. For further information on our goodwill and other intangible assets, see Note 15 of “Item 18. Financial Statements.”

Selling, general and administrative expenses

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥241,508	¥248,519	¥7,011	3
Selling expenses	82,850	79,015	(3,835)	(5)
Administrative expenses	102,105	104,582	2,477	2
Depreciation of office facilities	5,131	4,912	(219)	(4)

Total	¥431,594	¥437,028	¥5,434	1

Employee salaries and other personnel expenses accounted for 57% of selling, general and administrative expenses in fiscal 2019, and the remaining portion consists of other expenses, such as rent for office space, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2019 increased 1% year on year.

Write-downs of long-lived assets

As a result of impairment reviews we performed in fiscal 2019 for long-lived assets in Japan and overseas, such as office buildings, commercial facilities other than office buildings, condominiums, hotels, and land undeveloped or under construction, write-downs of long-lived assets decreased 56% to ¥2,418 million in fiscal 2019 compared to ¥5,525 million in fiscal 2018. These write-downs, which are reflected as write-downs of long-lived assets, consisted of impairment losses of ¥728 million on two commercial facilities other than office buildings and ¥1,690 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-downs of other long-lived assets in fiscal 2019 include a write-down of ¥825 million of one hotel. For further information, see Note 26 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs of securities in fiscal 2019 were mainly for foreign municipal bond securities and non-marketable equity securities. Write-downs of securities increased 11% to ¥1,382 million in fiscal 2019 compared to ¥1,246 million in fiscal 2018. For further information, see Note 11 of “Item 18. Financial Statements.”

Equity in net income of affiliates

Equity in net income of affiliates decreased in fiscal 2019 to ¥32,978 million compared to ¥50,103 million in fiscal 2018 primarily due to the recognition of significant gains on sales of investments in real estate joint ventures in fiscal 2018. For further information, see Note 14 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation losses, net

Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased to ¥33,314 million in fiscal 2019 compared to ¥49,203 million in fiscal 2018, due to the favorable profit from sales in Japan in fiscal 2018. For further information, see Note 3 of “Item 18. Financial Statements.”

Provision for income taxes

Provision for income taxes decreased to ¥68,691 million in fiscal 2019 compared to ¥113,912 million in fiscal 2018 primarily due to the reversal of the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO. For further information, see Note 18 of “Item 18. Financial Statements.”

Net income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net income attributable to the noncontrolling interests in fiscal 2019 was ¥2,890 million, compared to ¥8,002 million in fiscal 2018.

Net income attributable to the redeemable noncontrolling interests

Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. Net income attributable to the redeemable noncontrolling interests in fiscal 2019 was ¥404 million, compared to ¥452 million in fiscal 2018. For further information, see Note 18 of “Item 20. Financial Statements.”

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

Total revenues for fiscal 2018 increased 7% to ¥2,862,771 million compared to ¥2,678,659 million during fiscal 2017. Life insurance premiums and related investment income in the life insurance business increased due to an increase in life insurance premiums from an increase in in-force policies, and an increase in investment income from assets under variable annuity and variable life insurance contracts following the market’s recovery. In addition, sales of goods and real estate increased due primarily to revenues generated by subsidiaries in the private equity business, and services income increased due primarily to service expansion in the asset management business and the environment and energy business.

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

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We evaluate the performance of these segments based on income before income taxes, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

The Company made DAIKYO a wholly-owned subsidiary in fiscal 2019 to complement their respective real estate businesses and to jointly aim for medium- and long-term growth as a comprehensive real estate business. Accordingly, ORIX changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment. As a result of this change, segment amounts as of the end of and for fiscal 2017 and fiscal 2018 have been retrospectively reclassified.

Certain line items presented in the consolidated statements of income have been changed starting from fiscal 2019. For further information, see Note 1 “Significant Accounting and Reporting Policies (ag) Reclassifications.”

From fiscal 2019, consolidated VIEs for securitizing financial assets such as lease receivables and loan receivables, which had been excluded from segment revenues, segment profits and segment assets until the previous fiscal year, are included in segment revenues, segment profits and segment assets of each segment As a result of this change, segment amounts as of the end of and for fiscal 2017 and fiscal 2018 have been retrospectively reclassified.

For a description of the business activities of our segments, see “Item 4. Information on the Company—Business Segments.” See Note 33 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services	¥103,146	¥115,837	¥12,691	12
Maintenance Leasing	270,960	275,933	4,973	2
Real Estate	512,756	489,752	(23,004)	(4)
Investment and Operation	969,956	1,083,505	113,549	12
Retail	368,700	428,697	59,997	16
Overseas Business	462,740	479,619	16,879	4

Segment Total	2,688,258	2,873,343	185,085	7

Difference between Segment Total and Consolidated Amounts	(9,599)	(10,572)	(973)	—

Consolidated Amounts	¥2,678,659	¥2,862,771	¥184,112	7

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services	¥38,032	¥49,275	¥11,243	30
Maintenance Leasing	39,787	40,162	375	1
Real Estate	84,479	74,395	(10,084)	(12)
Investment and Operation	73,362	84,097	10,735	15
Retail	72,865	74,527	1,662	2
Overseas Business	112,386	106,622	(5,764)	(5)

Segment Total	420,911	429,078	8,167	2

Difference between Segment Total and Consolidated Amounts	4,054	6,423	2,369	58

Consolidated Amounts	¥424,965	¥435,501	¥10,536	2

Note:

Segment profit is calculated based on net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥1,085,997	¥991,818	¥(94,179)	(9)
Maintenance Leasing	806,722	847,190	40,468	5
Real Estate	843,892	801,969	(41,923)	(5)
Investment and Operation	593,761	674,617	80,856	14
Retail	3,293,448	3,174,505	(118,943)	(4)
Overseas Business	2,578,101	2,608,819	30,718	1

Segment Total	9,201,921	9,098,918	(103,003)	(1)

Difference between Segment Total and Consolidated Amounts	2,029,974	2,327,064	297,090	15

Consolidated Amounts	¥11,231,895	¥11,425,982	¥194,087	2

Corporate Financial Services Segment

This segment is involved in finance and fee business.

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

Based on the aforementioned strategy, segment revenues increased 12% to ¥115,837 million compared to ¥103,146 million during the previous fiscal year due to an increase in gains on sales of securities, an increase in services income resulting from our stable fee businesses provided to domestic small- and medium-sized enterprise customers and from revenue in line with an increase in contracts of Yayoi, despite a decrease in finance revenues from decreases in average investment balance in direct financing leases and installment loans.

Segment expenses remained at the same level as the previous fiscal year.

As a result of the foregoing, segment profits increased 30% to ¥49,275 million compared to ¥38,032 million during the previous fiscal year.

Segment assets decreased 9% to ¥991,818 million compared to the end of the previous fiscal year due to decreases in investment in direct financing leases, installment loans and investment in securities.

Asset efficiency improved compared to the previous fiscal year due to an increase of stable profit from fee businesses with more variety of services and an increase in gains on sales of securities. Furthermore, we started to build a new domestic distribution network of fruits and vegetables and commenced an online lending service for small businesses to explore new business areas.

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥32,449	¥30,737	¥(1,712)	(5)
Gains on investment securities and dividends	¥2,454	¥17,083	¥14,629	596
Operating leases	25,626	23,355	(2,271)	(9)
Services income	38,466	40,283	1,817	5
Other	4,151	4,379	228	5

Total Segment Revenues	103,146	115,837	12,691	12

Interest expense	6,199	5,019	(1,180)	(19)
Costs of operating leases	14,288	14,058	(230)	(2)
Services expense	7,528	8,064	536	7
Selling, general and administrative expenses	39,112	39,085	(27)	(0)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(76)	1,218	1,294	—
Other	1,129	1,404	275	24

Total Segment Expenses	68,180	68,848	668	1

Segment Operating Income	34,966	46,989	12,023	34

Equity in Net income (Loss) of Affiliates, and others	3,066	2,286	(780)	(25)

Segment Profits	¥38,032	¥49,275	¥11,243	30

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥483,425	¥439,329	¥(44,096)	(9)
Installment loans	402,907	369,882	(33,025)	(8)
Investment in operating leases	30,114	26,350	(3,764)	(12)
Investment in securities	34,773	19,208	(15,565)	(45)
Property under facility operations	13,034	15,075	2,041	16
Inventories	51	49	(2)	(4)
Advances for DFL and operating lease	80	203	123	154
Investment in affiliates	18,392	16,845	(1,547)	(8)
Advances for property under facility operations	139	720	581	418
Goodwill, intangible assets acquired in business combinations	103,082	104,157	1,075	1

Total Segment Assets	¥1,085,997	¥991,818	¥(94,179)	(9)

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

Based on the aforementioned strategy, segment revenues increased 2% to ¥275,933 million compared to ¥270,960 million during the previous fiscal year due to increases in finance revenues and operating leases revenues in line with an increased average segment asset balance in the automobile leasing business and an increase in services income.

Segment expenses increased in line with the aforementioned revenue increases.

As a result of the foregoing, segment profits increased 1% to ¥40,162 million compared to ¥39,787 million during the previous fiscal year.

Segment assets increased 5% to ¥847,190 million compared to the end of the previous fiscal year due to an acquisition of Yodogawa Transformer Co. Ltd., the largest renter of power receiving and transforming facilities and equipment, and an increase in new auto leases in the automobile leasing business.

In auto-related business, the gain on sales of used cars decreased while assets of new auto leases increased. Although asset efficiency decreased compared to the previous fiscal year due to the aforementioned reason, we have continuously maintained stable profitability. In rental business, we plan to continue to expand our product lineups through the aforementioned acquisition and pursue business synergies.

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥13,355	¥14,247	¥892	7
Operating leases	187,302	189,655	2,353	1
Services income	66,250	67,752	1,502	2
Other	4,053	4,279	226	6

Total Segment Revenues	270,960	275,933	4,973	2

Interest expense	3,705	3,242	(463)	(12)
Costs of operating leases	143,265	145,402	2,137	1
Services expense	39,175	40,096	921	2
Selling, general and administrative expenses	42,925	44,107	1,182	3
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	258	222	(36)	(14)
Other	1,813	2,499	686	38

Total Segment Expenses	231,141	235,568	4,427	2

Segment Operating Income	39,819	40,365	546	1

Equity in Net income (Loss) of Affiliates, and others	(32)	(203)	(171)	—

Segment Profits	¥39,787	¥40,162	¥375	1

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥308,890	¥319,927	¥11,037	4
Investment in operating leases	492,623	505,472	12,849	3
Investment in securities	1,322	560	(762)	(58)
Property under facility operations	803	904	101	13
Inventories	445	461	16	4
Advances for DFL and operating lease	335	197	(138)	(41)
Investment in affiliates	1,880	1,996	116	6
Goodwill, intangible assets acquired in business combinations	424	17,673	17,249	—

Total Segment Assets	¥806,722	¥847,190	¥40,468	5

Real Estate Segment

This segment consists of real estate development, rental and management, facility operation, and real estate investment management.

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

Based on the aforementioned strategy, segment revenues decreased 4% to ¥489,752 million compared to ¥512,756 million during the previous fiscal year due primarily to a decrease in operating leases revenues in line with a decrease in gains on sales of rental property and a decrease in average asset balance in operating leases, despite an increase in sales of goods and real estate and in services income from facilities operations.

Segment expenses increased 3% to ¥443,988 million compared to ¥428,986 million during the previous fiscal year due to increases in costs of goods and real estate sold and in services expense from facilities operations.

As a result of the foregoing, segment profits decreased 12% to ¥74,395 million compared to ¥84,479 million during the previous fiscal year, despite an increase in equity in net income of affiliates in line with the recognition of significant gains on sales of investments in real estate joint ventures.

Segment assets decreased 5% to ¥801,969 million compared to the end of the previous fiscal year due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties.

Asset efficiency decreased compared to the previous fiscal year due to the absence of large capital gain as recorded in the previous fiscal year, despite the increased profit in asset management business and the gain on sales as a result of portfolio rebalance as a market remained favorable.

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥2,357	¥2,072	¥(285)	(12)
Operating leases	96,024	55,202	(40,822)	(43)
Sales of goods and real estate	121,950	131,829	9,879	8
Services income	292,003	300,092	8,089	3
Other	422	557	135	32

Total Segment Revenues	512,756	489,752	(23,004)	(4)

Interest expense	3,204	2,285	(919)	(29)
Costs of operating leases	30,324	27,642	(2,682)	(9)
Costs of goods and real estate sold	100,853	112,204	11,351	11
Services expense	246,473	254,383	7,910	3
Selling, general and administrative expenses	43,948	43,170	(778)	(2)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	3,936	4,180	244	6
Other	248	124	(124)	(50)

Total Segment Expenses	428,986	443,988	15,002	3

Segment Operating Income	83,770	45,764	(38,006)	(45)

Equity in Net income (Loss) of Affiliates, and others	709	28,631	27,922	—

Segment Profits	¥84,479	¥74,395	¥(10,084)	(12)

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥27,523	¥33,589	¥6,066	22
Installment loans	0	312	312	—
Investment in operating leases	318,306	273,036	(45,270)	(14)
Investment in securities	4,893	4,354	(539)	(11)
Property under facility operations	185,023	195,463	10,440	6
Inventories	90,548	80,108	(10,440)	(12)
Advances for DFL and operating lease	19,757	21,639	1,882	10
Investment in affiliates	110,553	100,219	(10,334)	(9)
Advances for property under facility operations	11,196	19,351	8,155	73
Goodwill, intangible assets acquired in business combinations	76,093	73,898	(2,195)	(3)

Total Segment Assets	¥843,892	¥801,969	¥(41,923)	(5)

Investment and Operation Segment

This segment consists of environment and energy business, private equity, and concession.

In environment and energy business, we aim to increase services revenue by promoting renewable energy business and electric power retailing business as a comprehensive energy service provider. In our solar power business, we have a secured one gigawatt of solar power capacity and are operating projects that generate approximately 670 megawatts of electricity as of March 31, 2018, making us one of the largest solar power producers in Japan. We will accelerate renewable energy business overseas by utilizing the expertise gained in the domestic market. In the private equity business, we aim to earn stable profits from investees and sustainable gains on sales through rebalancing our portfolio. We will diversify our investment methods and expand our target zone. Regarding concession business, we will strengthen the operations of three airports, Kansai International Airport, Osaka International Airport and Kobe Airport, and will also proactively engage in the operation of public infrastructures other than airports.

Based on the aforementioned strategy, segment revenues increased 12% to ¥1,083,505 million compared to ¥969,956 million during the previous fiscal year due to increases in sales of goods from subsidiaries in the private equity business and services income from the environment and energy business.

Segment expenses increased compared to the previous fiscal year in line with the aforementioned revenues expansion.

As a result of the foregoing and due to an increase in equity in net income of affiliates, segment profits increased 15% to ¥84,097 million compared to ¥73,362 million during the previous fiscal year.

Segment assets increased 14% to ¥674,617 million compared to the end of the previous fiscal year due primarily to an investment to Ormat, the U.S. geothermal energy company in the environment and energy business.

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

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥10,981	¥9,274	¥(1,707)	(16)
Gains on investment securities and dividends	12,931	7,598	(5,333)	(41)
Sales of goods and real estate	824,953	924,220	99,267	12
Services income	118,763	140,088	21,325	18
Other	2,328	2,325	(3)	(0)

Total Segment Revenues	969,956	1,083,505	113,549	12

Interest expense	4,889	5,670	781	16
Costs of goods and real estate sold	779,386	875,456	96,070	12
Services expense	91,640	110,630	18,990	21
Selling, general and administrative expenses	55,021	55,467	446	1
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	6,210	(836)	(7,046)	—
Other	(32)	914	946	—

Total Segment Expenses	937,114	1,047,301	110,187	12

Segment Operating Income	32,842	36,204	3,362	10

Equity in Net income (Loss) of Affiliates, and others	40,520	47,893	7,373	18

Segment Profits	¥73,362	¥84,097	¥10,735	15

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥26,016	¥25,497	¥(519)	(2)
Installment loans	71,478	59,437	(12,041)	(17)
Investment in operating leases	5,312	4,123	(1,189)	(22)
Investment in securities	46,367	28,562	(17,805)	(38)
Property under facility operations	187,674	208,106	20,432	11
Inventories	24,817	24,260	(557)	(2)
Advances for DFL and operating lease	114	146	32	28
Investment in affiliates	60,275	156,896	96,621	160
Advances for property under facility operations	55,180	44,901	(10,279)	(19)
Goodwill, intangible assets acquired in business combinations	116,528	122,689	6,161	5

Total Segment Assets	¥593,761	¥674,617	¥80,856	14

Retail Segment

This segment consists of life insurance, banking, and card loan.

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

Based on the aforementioned strategy, segment revenues increased 16% to ¥428,697 million compared to ¥368,700 million during the previous fiscal year due mainly to an increase in life insurance premiums in line with an increase in in-force policies, and an increase in investment income from assets under variable annuity and variable life insurance contracts in the life insurance business due to the market’s recovery.

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

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥68,131	¥72,929	¥4,798	7
Life insurance premiums and related investment income	297,886	352,974	55,088	18
Other	2,683	2,794	111	4

Total Segment Revenues	368,700	428,697	59,997	16

Interest expense	4,076	4,026	(50)	(1)
Life insurance costs	201,417	256,309	54,892	27
Selling, general and administrative expenses	76,983	79,177	2,194	3
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	10,109	11,245	1,136	11
Other	3,263	3,420	157	5

Total Segment Expenses	295,848	354,177	58,329	20

Segment Operating Income	72,852	74,520	1,668	2

Equity in Net income (Loss) of Affiliates, and others	13	7	(6)	(46)

Segment Profits	¥72,865	¥74,527	¥1,662	2

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥518	¥208	¥(310)	(60)
Installment loans	1,726,979	1,852,761	125,782	7
Investment in operating leases	46,243	44,319	(1,924)	(4)
Investment in securities	1,502,673	1,260,291	(242,382)	(16)
Investment in affiliates	810	702	(108)	(13)
Goodwill, intangible assets acquired in business combinations	16,225	16,224	(1)	(0)

Total Segment Assets	¥3,293,448	¥3,174,505	¥(118,943)	(4)

Overseas Business Segment

This segment consists of asset management, aircraft- and ship-related operations, private equity, and finance.

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

Based on the aforementioned strategy, segment revenues increased 4% to ¥479,619 million compared to ¥462,740 million during the previous fiscal year due to increases in services income in the asset management business, operating leases revenues in our aircraft-related operations including gains on sales of aircraft and finance revenues in the Americas, despite a decrease in sales of goods resulting from the sale of a subsidiary during the previous fiscal year.

Segment expenses decreased compared to the previous fiscal year due primarily to a decrease in costs of goods sold resulting from the aforementioned sale of a subsidiary.

As a result of the foregoing and due to decreases in equity in net income of affiliates and gains on sales of subsidiaries and affiliates and liquidation losses, net, segment profits decreased 5% to ¥106,622 million compared to ¥112,386 million in the previous fiscal year.

Segment assets increased 1% to ¥2,608,819 million compared to the end of the previous fiscal year due to increases in investment in operating leases in our aircraft-related operations, installment loans in the Americas and Asia, and the recognition of goodwill and other intangible assets in line with the acquisition of a new subsidiary, despite a decrease in investment in securities.

Asset efficiency decreased compared to the previous fiscal year due to the loss on sales of affiliates and impairment loss in investee. Furthermore, we have expanded our fee businesses through the acquisition of mortgage servicing company in the Americas. We have also made several investments in infrastructure related businesses in Americas as well as fintech companies in China.

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥85,140	¥98,426	¥13,286	16
Gains on investment securities and dividends	13,334	17,453	4,119	31
Operating leases	88,414	111,569	23,155	26
Services income	216,720	238,615	21,895	10
Other	59,132	13,556	(45,576)	(77)

Total Segment Revenues	462,740	479,619	16,879	4

Interest expense	40,300	51,536	11,236	28
Costs of operating leases	54,894	64,363	9,469	17
Services expense	65,594	70,419	4,825	7
Selling, general and administrative expenses	169,283	177,852	8,569	5
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	18,060	8,101	(9,959)	(55)
Other	42,396	10,675	(31,721)	(75)

Total Segment Expenses	390,527	382,946	(7,581)	(2)

Segment Operating Income	72,213	96,673	24,460	34

Equity in Net income (Loss) of Affiliates, and others	40,173	9,949	(30,224)	(75)

Segment Profits	¥112,386	¥106,622	¥(5,764)	(5)

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥357,732	¥368,721	¥10,989	3
Installment loans	613,526	534,586	(78,940)	(13)
Investment in operating leases	420,566	491,132	70,566	17
Investment in securities	433,308	413,440	(19,868)	(5)
Property under facility operations and servicing assets	29,705	43,995	14,290	48
Inventories	1,811	5,923	4,112	227
Advances for DFL and operating lease	9,024	9,487	463	5
Investment in affiliates	332,154	314,569	(17,585)	(5)
Advances for property under facility operations	39	0	(39)	—
Goodwill, intangible assets acquired in business combinations	380,236	426,966	46,730	12

Total Segment Assets	¥2,578,101	¥2,608,819	¥30,718	1

Revenues, New Business Volumes and Investments

Finance revenues

	Year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥211,852	¥228,252	¥16,400	8

Note:

Revenues from guarantees in the consolidated statements of income have been reclassified from “Services income” to “Finance revenues” from fiscal 2019. This change aims to reflect revenue structure of the Company and its subsidiaries more appropriately accompanying the adoption of ASC606 (“Revenue from Contracts with Customers”). Corresponding to this change, the presented amounts in the consolidated statements of income for the previous fiscal year have also been reclassified retrospectively to conform to the presentation for fiscal 2019.

Finance revenues increased 8% to ¥228,252 million for fiscal 2018 compared to fiscal 2017 primarily due to an increase in the average balance of installment loans.

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

For further information, see Note 7 of “Item 18. Financial Statements.”

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

For further information, see Note 9 of “Item 18. Financial Statements.”

Asset quality

Direct financing leases

	As of March 31,
	2017	2018
	(Millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥11,600	¥12,084
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	0.96%	1.01%
Provision as a percentage of average balance of investment in direct financing leases*	0.12%	0.19%
Allowance for direct financing leases	¥10,537	¥10,089
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	0.88%	0.84%
The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases*	0.34%	0.22%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

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

Loans not individually evaluated for impairment

	As of March 31,
	2017	2018
	(Millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥9,722	¥12,748
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.35%	0.46%
Provision as a percentage of average balance of installment loans not individually evaluated for impairment*	0.78%	0.48%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥28,622	¥30,239
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.04%	1.09%
The ratio of charge-offs as a percentage of the average balance of loans not individually evaluated for impairment*	0.54%	0.36%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated and evaluated as a homogeneous group for impairment due to their individual significance increased ¥3,026 million to ¥12,748 million as of March 31, 2018 compared to March 31, 2017.

	As of March 31,
	2017	2018
	(Millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥1,685	¥2,077
Card loans	1,346	1,785
Other	6,160	8,464

Subtotal	9,191	12,326

Overseas
Other	531	422

Total	¥9,722	¥12,748

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

	As of March 31,
	2017	2018
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan
Housing loans	¥4,243	¥3,544
Card loans	4,102	4,060
Other	7,903	11,082

Subtotal	16,248	18,686

Corporate borrowers in Japan
Real estate companies	7,212	1,598
Non-recourse loans	203	254
Commercial, industrial and other companies	11,467	9,174

Subtotal	18,882	11,026

Overseas
Non-recourse loans	5,829	3,491
Commercial, industrial companies and other	10,623	8,838

Subtotal	16,452	12,329

Purchased loans	7,443	5,101

Total	¥59,025	¥47,142

For further information, see Note 10 of “Item 18. Financial Statements.”

Provision for doubtful receivables and probable loan losses

We recognize provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥60,071	¥59,227	¥(844)	(1)
Direct financing leases	13,380	10,537	(2,843)	(21)
Loans not individually evaluated for impairment	24,158	28,622	4,464	18
Loans individually evaluated for impairment	22,533	20,068	(2,465)	(11)
Provision (Reversal)	22,667	17,265	(5,402)	(24)
Direct financing leases	1,372	2,241	869	63
Loans not individually evaluated for impairment	20,416	13,526	(6,890)	(34)
Loans individually evaluated for impairment	879	1,498	619	70
Charge-offs (net)	(21,822)	(19,465)	2,357	(11)
Direct financing leases	(4,056)	(2,701)	1,355	(33)
Loans not individually evaluated for impairment	(14,258)	(9,979)	4,279	(30)
Loans individually evaluated for impairment	(3,508)	(6,785)	(3,277)	93
Other *	(1,689)	(2,355)	(666)	39
Direct financing leases	(159)	12	171	—
Loans not individually evaluated for impairment	(1,694)	(1,930)	(236)	14
Loans individually evaluated for impairment	164	(437)	(601)	—
Ending balance	¥59,227	¥54,672	¥(4,555)	(8)
Direct financing leases	10,537	10,089	(448)	(4)
Loans not individually evaluated for impairment	28,622	30,239	1,617	6
Loans individually evaluated for impairment	20,068	14,344	(5,724)	(29)

*	Other mainly includes foreign currency translation adjustments and others.

For further information, see Note 10 of “Item 18. Financial Statements.”

Investment in Securities

	As of and for the year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥489,357	¥439,383	¥(49,974)	(10)
Japan	354,120	300,406	(53,714)	(15)
Overseas	135,237	138,977	3,740	3
Investment in securities	2,026,512	1,729,455	(297,057)	(15)

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

Investments in trading securities as of March 31, 2018 decreased 26% compared to March 31, 2017 primarily due to a decrease in the assets under management of variable annuity and variable life insurance contracts. Investments in available-for-sale securities as of March 31, 2018 decreased 13% compared to March 31, 2017 primarily due to sales of government bond securities and marketable equity securities. Held-to-maturity securities mainly consist of our life insurance business’s investment in Japanese government bonds. Other securities consist mainly of non-marketable equity securities and preferred equity securities carried at cost, and investment funds carried at an amount that reflects equity income and loss based on the investor’s share.

For further information, see Note 11 of “Item 18. Financial Statements.”

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

Gains on investment securities and dividends increased 43% to ¥43,302 million in fiscal 2018 compared to fiscal 2017 due to increases in net gains on investment securities and dividends income. Net gains on investment securities increased 44% to ¥39,139 million in fiscal 2018 compared to fiscal 2017 mainly due to an increase in gains on sales of shares. Dividends income, other increased 35% to ¥4,163 million in fiscal 2018 compared to fiscal 2017.

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

For further information, see Note 8 of “Item 18. Financial Statements.”

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

Life insurance costs increased 27% to ¥255,070 million in fiscal 2018 compared to fiscal 2017 due to increases in the number of policies in force and a provision of liability reserve in line with the aforementioned increase in investment income from variable annuity and variable life insurance contracts.

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

For further information, see Note 25 of “Item 18. Financial Statements.”

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

Sales of goods and real estate increased 6% to ¥1,079,052 million compared to fiscal 2017 mainly due to an increase in sales of goods.

Costs of goods and real estate sold increased 8% to ¥1,003,509 million compared to fiscal 2017 mainly due to an increase in costs of goods sold. We recognized ¥916 million and ¥936 million of write-downs for fiscal 2017 and 2018, respectively, which were included in costs of goods and real estate sold. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.

New real estate added decreased 11% to ¥83,120 million in fiscal 2018 compared to fiscal 2017.

Inventories as of March 31, 2018 decreased 6% to ¥111,001 million compared to March 31, 2017.

For further information, see Note 4 and 5 of “Item 18. Financial Statements.”

Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2017	2018	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations
Services income	¥726,635	¥780,910	¥54,275	7
Services expense	451,277	482,796	31,519	7
New assets added	68,571	82,206	13,635	20
Japan	61,275	76,206	14,931	24
Overseas	7,296	6,000	(1,296)	(18)
Property under Facility Operations	398,936	434,786	35,850	9

Note:

Revenues from guarantees in the consolidated statements of income have been reclassified from “Services income” to “Finance revenues” from fiscal 2019. This change aims to reflect revenue structure of the Company and its subsidiaries more appropriately accompanying the adoption of ASC606 (“Revenue from Contracts with Customers”). Corresponding to this change, the presented amounts in the consolidated statements of income for the previous fiscal year have also been reclassified retrospectively to conform to the presentation for fiscal 2019.

Services income increased 7% to ¥780,910 million in fiscal 2018 compared to fiscal 2017 primarily due to service expansion in the asset management business and the environment and energy business.

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

For further information, see Note 5 of “Item 18. Financial Statements.”

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

Other (income) and expense, net

Other (income) and expense, net included a net income of ¥4,396 million during fiscal 2017 and a net expense of ¥429 million during fiscal 2018. Foreign currency transaction losses (gains) included in other

(income) and expense, net included gains of ¥2,764 million in fiscal 2018 compared to losses of ¥1,850 million in fiscal 2017. We recognized impairment losses on goodwill and other intangible assets included in other (income) and expense, net in the amount of ¥194 million in fiscal 2018 compared to ¥3,196 million of impairment losses on goodwill and other intangible assets during fiscal 2017. For further information on our goodwill and other intangible assets, see Note 15 of “Item 18. Financial Statements.”

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

Write-downs of securities

Write-downs of securities in fiscal 2018 were mainly for marketable equity securities and non-marketable equity securities. Write-downs of securities decreased 81% to ¥1,246 million in fiscal 2018 compared to ¥6,608 million in fiscal 2017. For further information, see Note 11 of “Item 18. Financial Statements.”

Equity in net income of affiliates

Equity in net income of affiliates increased in fiscal 2018 to ¥50,103 million compared to ¥26,520 million in fiscal 2017 primarily due to the recognition of significant gains on sales of investments in real estate joint ventures. For further information, see Note 14 of “Item 18. Financial Statements.”

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

Provision for income taxes

Provision for income taxes increased to ¥113,912 million in fiscal 2018 compared to ¥144,039 million in fiscal 2017 primarily due to decreases in the deferred tax assets and liabilities in line with the Tax Cuts and Jobs Act in the United States. For further information, see Note 18 of “Item 18. Financial Statements.”

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

Net income attributable to the redeemable noncontrolling interests

Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. Net income attributable to the redeemable noncontrolling interests in fiscal 2018 was ¥452 million, compared to ¥432 million in fiscal 2017. For further information, see Note 20 of “Item 18. Financial Statements.”

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

As part of our funding activities during fiscal 2019, we tried to reinforce our funding structure by diversifying our funding resources, promoting longer maturities, staggering redemption dates and maintaining sufficient liquidity. We also enhanced our use of longer maturities, employed staggered interest and principal repayment dates and endeavored to reduce refinancing risk by leveling out annual redemption amounts both in borrowing from financial institutions and bonds. As of March 31, 2019, our total balance of cash and cash equivalents and unused committed credit facilities was ¥1,507,641 million. We maintain adequate levels of liquidity and monitor liquidity risk to minimize the effect a sudden market deterioration may have on us and to enable us to sustain our operations.

Our ratio of long-term debt to total debt (excluding deposits) reached 93% as of March 31, 2018 and 2019.

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

ORIX Bank and ORIX Life Insurance are regulated by Japanese financial authorities. They are our main regulated subsidiaries in terms of liquidity controls, although several other subsidiaries also operate under liquidity control related regulations. Under such regulations, ORIX Bank and ORIX Life Insurance employ prescribed measures to monitor liquidity risk and maintain internal policies to manage their portfolios and capital resources on a standalone basis. Each of these subsidiaries met the relevant regulatory threshold relating to measures for monitoring its liquidity risk as of March 31, 2019.

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

Sources of Liquidity

Borrowings from Financial Institutions

ORIX Group borrows from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2019, the number of our lenders exceeded 200. We have promoted regular face-to-face communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. As of March 31, 2018 and 2019, short-term debt from Japanese and foreign financial institutions were ¥251,860 million and ¥268,488 million, respectively, while long-term debt from financial institutions were ¥2,804,357 million and ¥3,010,880 million, respectively.

Committed Credit Facilities

We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2018 and 2019 were ¥466,164 million and ¥497,882 million, respectively. Of these figures, the unused amount as of March 31, 2018 and 2019 were ¥332,670 million and ¥346,609 million, respectively. A part of the facilities is arranged to be drawn down in foreign currencies by ORIX and certain of our subsidiaries.

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

The total balance of straight bonds and MTNs issued as of March 31, 2018 and 2019 were ¥940,089 million and ¥997,542 million, respectively, of which straight bonds and MTNs amounting to ¥71,524 million and ¥62,699 million, respectively, were issued by foreign subsidiaries.

As of March 31, 2018 and 2019, the balance of straight bonds issued by ORIX for domestic institutional investors were ¥204,517 million and ¥214,510 million, respectively, while the balance of straight bonds issued by ORIX for individual investors were ¥279,221 million and ¥264,320 million, respectively. The balance of straight bonds and MTNs issued outside Japan were ¥382,827 million and ¥453,973 million as of March 31, 2018 and 2019, respectively.

We plan to continue to issue straight bonds and MTNs in a balanced manner to institutional and individual investors both inside and outside Japan in line with our strategy of maintaining longer maturities and diversified funding sources.

CP

We offer CP as a direct financing source, and have successfully obtained a diverse range of investors such as financial institutions and investment trusts, as well as private corporations. We consider our liquidity levels and stagger the dates of issuance and maturity over time so as to avoid significant overlap. The balance of outstanding CP as of March 31, 2018 and 2019 were ¥54,894 million and ¥41,061 million, respectively.

Securitization

We securitize leases and loan receivables and other assets in Japan and securitize loan receivables outside Japan. We recognize liabilities consolidated with such investments as our liabilities when required under applicable accounting standards. The total amount of payables under securitized lease and loan receivables and other assets as of March 31, 2018 and 2019 were ¥82,058 million and ¥177,800 million, respectively.

Deposits

ORIX Bank and ORIX Asia Limited each accept deposits from customers. These deposits taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

The majority of deposits are attributable to ORIX Bank, which attracts both corporate and retail deposits, and which has seen sustained growth in deposits outstanding. Deposit balances of ORIX Bank as of March 31, 2018 and 2019 were ¥1,747,485 million and ¥1,916,253 million, respectively.

Short-term and long-term debt and deposits

Short-term Debt

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Short-term debt :
Borrowings from financial institutions	¥251,860	¥268,488	¥16,628	7
Commercial paper	54,894	41,061	(13,833)	(25)

Total short-term debt	¥306,754	¥309,549	¥2,795	1

Note:

The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. Such liabilities as of March 31, 2019 were ¥580 million compared to no liabilities as of March 31, 2018.

Short-term debt as of March 31, 2019 was ¥309,549 million. The ratio was 7% of total debt (excluding deposits) as of March 31, 2018 and 2019. As of March 31, 2019, 87% of short-term debt was borrowings from financial institutions.

Long-term debt

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Long-term debt :
Borrowings from financial institutions	¥2,804,357	¥3,010,880	¥206,523	7
Bonds	756,865	807,460	50,595	7
Medium-term notes	183,224	190,082	6,858	4
Payable under securitized lease, loan receivables and investment in securities	82,058	177,800	95,742	117

Total long-term debt	¥3,826,504	¥4,186,222	¥359,718	9

Note:

The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. Such liabilities as of March 31, 2018 and 2019 were ¥263,973 million and ¥418,631 million, respectively.

Long-term debt as of March 31, 2019 was ¥4,186,222 million. The ratio was 93% of total debt (excluding deposits) as of March 31, 2018 and 2019. Borrowings from financial institutions comprised 72% of the long-term debt as of March 31, 2019.

Approximately 44% of interest paid on long-term debt in fiscal 2019 was fixed rate interest, with the remainder being floating rate interest based mainly on TIBOR or LIBOR.

For information regarding the repayment schedule of our long-term debt and interest rates for long and short-term debt, see Note 16 of “Item 18. Financial Statements.”

We have entered into interest rate swaps and other derivative contracts to manage risk associated with fluctuations in interest rates. For information with respect to derivative financial instruments and hedging, see Note 28 of “Item 18. Financial Statements.”

Deposits

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Deposits	¥1,757,462	¥1,927,741	¥170,279	10

Note:	VIEs did not have any deposits as of March 31, 2018 and 2019.

For further information with respect to deposits, see Note 17 of “Item 18. Financial Statements.”

CASH FLOWS

Our cash flows are primarily generated from the followings:

•	cash outflows and inflows which are generated primarily from costs of inventories, sales of inventories, services income and services expense classified as cash flows from operating activities;

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

Year Ended March 31, 2019 Compared to Year Ended March 31, 2018

Cash, cash equivalents and restricted cash decreased by ¥121,537 million to ¥1,283,580 million compared to March 31, 2018.

Cash flows provided by operating activities were ¥587,678 million during fiscal 2019, up from ¥568,791 million during fiscal 2018. This change resulted primarily from a change from a decrease to an increase in policy liabilities and policy account balances, but partially offset by a decrease in proceeds from decrease in trading securities.

Cash flows used in investing activities were ¥873,951 million during fiscal 2019, up from ¥439,120 million during fiscal 2018. This change resulted primarily from an increase in investment in affiliates, net, an increase in payments for purchases of available-for-sale debt securities and a decrease in proceeds from sales of available-for-sale debt securities, but partially offset by an increase in proceeds from sales of operating lease assets.

Cash flows provided by financing activities were ¥166,647 million during fiscal 2019, up from ¥141,010 million during fiscal 2018. This change resulted primarily from a decrease in repayment of debt with maturities longer than three months, but partially offset by an increase in purchases of shares of subsidiaries from noncontrolling interests due to the acquisition of common shares of DAIKYO through a tender offer and a decrease in proceeds from debt with maturities longer than three months.

Year Ended March 31, 2018 Compared to Year Ended March 31, 2017

Cash, cash equivalents and restricted cash increased by ¥271,905 million to ¥1,405,117 million compared to March 31, 2017.

Cash flows provided by operating activities were ¥568,791 million during fiscal 2018, down from ¥583,800 million during fiscal 2017. This change resulted primarily from an increase in payment of income taxes.

Cash flows used in investing activities were ¥439,120 million during fiscal 2018, up from ¥225,263 million during fiscal 2017. This change resulted primarily from increases in purchases of lease equipment and investment in affiliates.

Cash flows provided by financing activities were ¥141,010 million during fiscal 2018, compared to the outflow of ¥33,730 million during fiscal 2017. This change resulted primarily from an increase in proceeds from debt with maturities longer than three months and a decrease in repayment of debt with maturities longer than three months.

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2019, we had commitments for the purchase of equipment to be leased in the amount of ¥210 million. For information on commitments, guarantees and contingent liabilities, see Note 32 of “Item 18. Financial Statements.”

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

In the securitization process, the assets for securitization are sold to special purpose entities (hereinafter, “SPEs”), which issue asset-backed securities to investors.

We expect to continue to utilize special purpose entity (hereinafter, “SPE”) structures for securitization of assets. For further information on our transfer of financial assets, see Note 12 of “Item 18. Financial Statements.”

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

See Note 13 of “Item 18. Financial Statements” for further information concerning our SPEs.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

TREND INFORMATION

See the discussion under “—Results of Operations” and “—Liquidity and Capital Resources.”

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2019.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Commitments:
Guarantees	¥713,168	¥115,866	¥198,405	¥238,882	¥160,015
Committed credit lines and other	496,885	170,717	113,513	45,605	167,050

Total commercial commitments	¥1,210,053	¥286,583	¥311,918	¥284,487	¥327,065

One of our U.S. subsidiaries is authorized to underwrite, originate, fund and service multi-family and senior housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for this delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risks of the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥175,623 million as of March 31, 2019.

The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae, including among others, that: the mortgage meets Fannie Mae requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty has been breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae for any related losses incurred. The subsidiary had no such repurchase claims during fiscal 2019.

For a discussion of commitments, guarantee and contingent liabilities, see Note 32 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the maturities of contractual cash obligations as of March 31, 2019.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Contractual cash obligations:
Deposits	¥1,927,741	¥1,273,408	¥523,064	¥131,269	—
Long-term debt	4,186,222	582,711	1,091,653	989,341	1,522,517
Operating leases	64,985	7,694	12,570	10,236	34,485
Unconditional purchase obligations of lease equipment	210	126	84	—	—
Unconditional noncancelable contracts for computer systems	7,508	4,323	2,747	438	—
Interest rate swaps:
Notional amount (floating to fixed)	504,036	32,304	87,973	68,112	315,647
Notional amount (floating to floating)	55,495	55,495	—	—	—

Total contractual cash obligations	¥6,746,197	¥1,956,061	¥1,718,091	¥1,199,396	¥1,872,649

Items excluded from the above table include short-term debt of ¥309,549 million, trade notes, accounts and other payable of ¥293,480 million and policy liabilities and policy account balances of ¥1,521,355 million as of March 31, 2019. For information on pension plans and derivatives, see Notes 19 and 28 of “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.

For a discussion of debt and deposit-related obligations, see Notes 16 and 17 of “Item 18. Financial Statements.”

RECENT DEVELOPMENTS

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In February 2016, Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) (hereinafter, “new lease standard”) was issued, and related amendments were issued thereafter. These Updates require a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some changes. These Updates require an entity to disclose more information about leases than under the current disclosure requirements.

In July 2018, Accounting Standards Update 2018-11 (“Targeted Improvements”—ASC 842 (“Leases”)) was issued. This Update provides entities with an additional (and optional) transition method of which an entity initially applies new lease standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the fiscal year of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts ASC 840 will continue to be in accordance with ASC 840. This Update also provides lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component, where the timing and pattern of transfer of the nonlease component(s) and associated lease component are the same, and the lease component, if accounting for separately, would be classified as an operating lease.

In December 2018, Accounting Standards Update 2018-20 (“Narrow-Scope Improvements for Lessors”—ASC 842 (“Leases”)) was issued as amendments of the new lease standard. The amendments in this

Update (1) provide an entity with an accounting policy election to account for the payment for all sales (and other similar) taxes as a lessor cost; (2) require lessors to exclude from variable payments lessor costs paid by lessees directly to third parties, and also require lessors to account for costs excluded from consideration of a contract that are paid by the lessor and reimbursed by the lessee as variable payments; and (3) require lessors to allocate (rather than recognize as currently required) certain variable payments to the lease and nonlease components when the changes in facts and circumstances on which the variable payment is based occur and recognize the amount of variable payments allocated to nonlease components as income in profit or loss in accordance with other Accounting Standards, such as ASC 606.

In March 2019, Accounting Standards Update 2019-01 (“Codification Improvements”—ASC 842 (“Leases”)) was issued as amendments of the new lease standard. This Update reinstates the exception in the new lease standard for lessors that are not manufacturers or dealers to use their costs, reflecting discounts, as the fair value of the underlying asset; and this Update clarifies the board’s original intent by explicitly providing an exception to ASC 250-10-50-3 (“Accounting Changes and Error Corrections—General”) interim disclosure requirements in the new lease standard transition disclosure requirements.

These Updates, excluding Accounting Standards Update 2019-01, are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective transition approach is required, applying the new lease standard to all leases existing at the date of initial adoption. An entity may choose to use either (1) the beginning of the fiscal year of adoption or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial adoption. Accounting Standards Update 2019-01 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early application is permitted. Accounting Standards Update 2019-01 is applied retrospectively as of the date that the new lease standard is first applied. The Company and its subsidiaries will adopt these Updates, including Accounting Standards Update 2019-01, on April 1, 2019 and use the beginning of the fiscal year of adoption as the date of initial adoption. Consequently, financial information of comparative period will not be updated and the disclosures required under the new lease standard will not be provided for periods before April 1, 2019.

The new lease standard provides a number of optional practical expedients in transition. The Company and its subsidiaries will elect the “package of practical expedients”, which permits the Company and its subsidiaries to not reassess under the new lease standard the prior conclusions about lease identification, lease classification and initial direct costs. The Company and its subsidiaries will elect the new lease standard’s available transition practical expedients. The new lease standard also provides practical expedients for an entity’s ongoing accounting. The Company and its subsidiaries will elect the short-term lease recognition exemption mainly for vehicle and office equipment leases. Consequently, for those leases that meet the requirements, the Company and its subsidiaries will not recognize right-of-use (hereinafter, “ROU”) assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company and its subsidiaries also will elect the practical expedient to not separate lease and non-lease components for part of leases as lessors. The Company and its subsidiaries will expand their disclosures regarding lessee and lessor.

Based on the Company and its subsidiaries’ assessment and best estimates to date, the impact of the adoption of these Updates will likely result in gross up of ROU assets and corresponding lease liabilities principally for operating leases where it is the lessee, such as land leases and office and equipment leases. The effect of the adoption of these Updates on the Company and its subsidiaries’ financial position at the adoption date will be increases of approximately ¥286,000 million of ROU assets and almost same amount of lease liabilities in the consolidated balance sheets as of April 1, 2019.

In June 2016, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued, and related amendments were issued thereafter. These Updates significantly change how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of these Updates. These Updates also make targeted amendments to the current impairment model for available-for-sale debt securities. These Updates are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in these Updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company and its subsidiaries will adopt these Updates on April 1, 2020. Although the allowance for credit losses is expected to increase by adopting these Updates, the Company and its subsidiaries continue to evaluate the effect that the adoption of these Updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these Updates.

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

In August 2017, Accounting Standards Update 2017-12 (“Targeted Improvements to Accounting for Hedging Activities”—ASC 815 (“Derivatives and Hedging”)) was issued, and related amendments were issued thereafter. These Updates change the recognition and presentation requirements of hedge accounting including eliminating the requirements to separately measure and report hedge ineffectiveness and presenting the entire change in the fair value of the hedging instrument that affects earnings in the same income statement line as the hedged item. These Updates are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, including in an interim period. For cash flow hedges and net investment hedges existing at the date of adoption, an entity should apply a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings as of the beginning of fiscal year that an entity adopts the amendments in these Updates. The amended presentation and disclosure guidance is required only prospectively. The Company and its subsidiaries will adopt these Updates on April 1, 2019. The adoption of this Update will not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2018, Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued. This Update changes the recognition, measurement, presentation and disclosure requirements for long duration contracts issued by an insurance entity. This Update requires an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). This Update also requires market risk benefits to be measured at fair value, and simplifies amortization of deferred acquisition costs. Furthermore, this Update requires additional disclosures for long-duration contracts. This Update is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, this Update is applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of this Update) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, this Update is applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt this Update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In August 2018, Accounting Standards Update 2018-13 (“Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”—ASC 820 (“Fair Value Measurement”)) was issued. This Update modifies and adds the disclosure requirements for Fair Value Measurements. This Update also removes disclosure requirements of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. This Update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. An entity is also permitted to early adopt any removed or modified disclosure requirements and delay adoption of the additional disclosure requirements until their effective date. Removals and modifications of disclosure requirements should be mainly applied retrospectively to all periods presented upon their effective date, while the additional disclosure requirements should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. The Company and its subsidiaries early adopted the removals of disclosure requirements from the three months ended September 30, 2018. The Company and its subsidiaries will adopt the modifications and additions of disclosure requirements from fiscal 2021. Since this Update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2018, Accounting Standards Update 2018-14 (“Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans”—ASC 715-20 (“Compensation—Retirement Benefits—Defined Benefit Plans—General”)) was issued. This Update adds and clarifies the disclosure requirements for Pension Plans, and removes certain disclosure requirements such as the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year. This Update is effective for fiscal years ending after December 15, 2020. The amendments in this Update should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company and its subsidiaries will adopt this Update from fiscal 2021. Since this Update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

RISK MANAGEMENT

Group-Wide Risk Management System

Risk Management System

We believe effective risk management is vital to the success of our business activities and manage risks relating to Group businesses through our risk management system. To adequately assess risk on a global basis, we have established an Enterprise Risk Management Headquarters to control and manage risk throughout the ORIX Group and facilitate centralized risk management.

In addition to the credit department, which primarily monitors risks related to individual transactions, and the Enterprise Risk Management Headquarters, which centrally manages risks, each business unit has designated staff responsible for managing risks at the business unit level. The results are reported to the Investment and Credit Committee, Audit Committee and board of directors at meetings held on a regular basis for evaluation, and the relevant executive officers take measures deemed appropriate to address identified risks. For descriptions of our board of directors, Audit Committee, Investment and Credit Committee and other internal committees, see “Item 6. Directors, Senior Management and Employees—Corporate Governance System.”

Internal control-related functions, such as the President’s Office, Credit and Investment Management Headquarters, Treasury and Accounting Headquarters, Enterprise Risk Management Headquarters and Information Security Control Department, also assess risks in conjunction with each business unit and control such risks through monitoring and testing of relevant rules and regulations.

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

Corporate Financial Services Segment

Credit risk is the main risk of Corporate Financial Services segment.

After individual transactions have been executed, Corporate Financial Services segment regularly monitors the transaction’s performance and related collateral, as well as collection from customers whose balances exceed specified levels. The credit department regularly evaluates customers with large credit balances.

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

Maintenance Leasing Segment

Business risk and credit risk are the main risks of Maintenance Leasing segment.

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

Real Estate Segment

Business risk is the main risk of Real Estate segment, which includes real estate development, rental, management, asset management and operation of a real estate investment trust and a real estate investment advisory business.

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

Investment and Operation Segment

Credit risk, market risk and business risk are the main risks of Investment and Operation segment.

In the environment and energy businesses, for renewable energy, energy conservation and resource and waste processing operations, we endeavor to minimize business risk by deploying appropriate equipment and technology, forming alliances with expert operators and arranging our business structure to allow for changes in the business environment and the business content.

When making investment decisions in the private equity business, we conduct a credit evaluation, analyzing the investee’s credit risk and assessing its cash flow, as is done for credit examinations. In addition, we perform a multi-faceted evaluation of the characteristics of the business operation and investment scheme, in which administrative departments such as accounting and legal are also involved. After the initial investment, individual transactions are monitored for divergence from the initial scenario.

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

Overseas Business Segment

In Overseas Business segment, credit risk is the main risk of the leasing and loan businesses operated by local subsidiaries which are located mainly in Asia.

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

Risk management in the private equity business and the automobile-related business is conducted in a similar manner to that in the domestic business segments.

In addition, in the aircraft- and ship-related business, we monitor market conditions and the overall business environment for business risk. We generally limit our operating leases to ships and aircraft with high versatility that are comparatively easy to re-lease and evaluate sales depending on changes in market conditions.

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

•

a majority of the members of the Nomination Committee are outside directors and all members of the Audit and Compensation Committees are outside directors; The chairperson for each committee is appointed from among the outside directors;

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

Based on these principles, our board of directors possesses oversight function and, under the “Company with Nominating Committee, etc.” board model delegates certain responsibilities to the three committees (Nominating, Audit and Compensation Committees) to carry out the role of effective governance.

Oversight by directors is separate from the execution of operations within the three committees that form the heart of the board of directors. A majority of the members of the Nomination Committee are outside directors and all members of the Audit and Compensation Committees are outside directors, and the chairperson for each committee is appointed from among the outside directors to help avoid conflicts of interest with our shareholders.

In addition, all outside directors must meet the conditions for director independence set forth by the Nominating Committee (described below under “Nominating Committee”).

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

CEO undertakes the role of CFO.

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

From April 1, 2018 through March 31, 2019, the board of directors met eight times. The attendance rate of directors for these meetings was 97%.

The board of directors as of June 25, 2019 included 12 members, six of whom are outside directors.

Composition and size of Board of Directors

The board of directors is composed of directors, including outside directors, that possess broad knowledge and experience. The number of directors on the board is also maintained at the level we consider to be appropriate for effective and efficient board discussion.

Structure and Activities of the Three Committees

As of June 25, 2019, a majority of the members of the Nomination Committee are outside directors and all members of the Audit and Compensation Committees are outside directors. The chairperson for each committee is appointed from among the outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 25, 2019	4 Members (Outside Directors: 3) Nobuaki Usui (Chairperson) Ryuji Yasuda Sakie Akiyama Makoto Inoue	3 Members (Outside Directors: 3) Eiko Tsujiyama (Chairperson) Nobuaki Usui Heizo Takenaka	3 Members (Outside Directors: 3) Ryuji Yasuda (Chairperson) Eiko Tsujiyama Michael Cusumano
Number of meetings held during fiscal 2019 (Attendance rate)	Three (3) meetings (94%)	Eight (8) meetings (100%)	Four (4) meetings (100%)

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

Nomination criteria for director candidates:

(Internal Director)

•	An individual with a high degree of expertise in ORIX Group’s business and excellent business judgment and business administration skills

(Outside Director)

•	An individual with a wealth of experience as a business administrator

•	An individual with professional knowledge in fields such as economics, business administration, law and accounting, as such relate to corporate management

•	An individual with extensive knowledge in areas such as politics, society, culture and academics, as such relate to corporate management

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

(6)

No individual may have served as an accounting auditor or an accounting advisor (kaikei san-yo), a certified public accountant (or a tax accountant) or a corporate member, a partner or an employee of an audit firm (or a tax accounting firm) who personally performed the audit work (excluding engagement as a supporting role) for ORIX Group in any fiscal year of the preceding four fiscal years.

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

Under the “Company with Nominating Committee, etc.” board model, the directors who compose the Audit Committee are not permitted to be executive officers, executive directors of the Company or its subsidiaries, or managers, employees or accounting advisors (kaikei san-yo) of the Company’s subsidiaries. Under the “Company with Nominating Committee, etc.” board model, the Audit Committee generally has powers and duties to monitor the performance of the directors and executive officers in the performance of their responsibilities, as well as the right to propose the appointment or dismissal of, or to pass resolutions for refusing reappointment of the Company’s independent certified public accountants at the annual general meeting of shareholders. Any proposal for appointment or dismissal of a certified public accountant needs to be submitted to a general meeting of shareholders for approval. In furtherance of its responsibilities, the Audit Committee also has the power to request a report of business operations from any director, executive officer, manager or other employee at any time, and to inspect for itself the details of the Company’s business operations and financial condition.

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

Important decision-making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:

Investment and Credit Committee

The ICC, which includes members of top management and the executive officers involved with a given transaction, discusses for the representative executive officer’s decisions regarding credit transactions and investments that exceed certain specified investment or credit amounts, important matters related to the management of the Company and matters that have been entrusted to the representative executive officer by the board of directors. Matters considered crucial to our operations are deliberated in the ICC and reported to the board of directors as appropriate.

Group Executive Officer Committee

The Group Executive Officer Committee, in which executive officers and group executives of the Company participate, discusses important matters relating to the business execution of ORIX Group.

Monthly Strategy Meetings

Monthly Strategy Meetings include meetings between top management and the management in charge of individual departments and business units to discuss matters such as the status for achieving strategic targets and changes in the business environment. Matters of key importance discussed at Monthly Strategy Meetings are then deliberated by the ICC and reported to the board of directors as necessary.

Information Technology Management Committee

The Information Technology Management Committee includes members of top management and the president of ORIX Computer Systems Corporation. It meets to deliberate important matters concerning fundamental policies for IT operations and IT systems. The committee discusses the needs of and priorities for IT investment based on ORIX Group’s fundamental IT strategies. This method enables ORIX to ensure that IT decisions are consistent with its business strategies and to make IT investments that contribute to business growth and help reduce risk.

Disclosure Committee

The Disclosure Committee, which plays a key role in our disclosure control, is chaired by the CFO and consists of the executive officers in charge of various departments, including: Treasury and Accounting Headquarters, Credit and Investment Management Headquarters, Enterprise Risk Management Headquarters, Group Human Resources and Corporate Administration Headquarters, Global General Counsel Office and Group Internal Audit Department. Upon receiving material information from an executive officer of ORIX Group or the person in charge of an ORIX Group company department, the committee discusses whether or not any timely disclosure is necessary, and takes steps to appropriately disclose such information.

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

•

To ensure the fairness and credibility of audits, the Committee shall monitor and verify whether the independent certified public accountants are maintaining their independent position and conducting appropriate audits as a professional expert.

Based on these fundamental policies, the Audit Committee verifies the status of the performance of duties and the formulation and status of operations of internal control systems with the representative executive officer and the heads of internal control-related and accounting departments, and shares information with the executive officers responsible for the Group Internal Audit Department, the independent certified public accountants, and others as necessary.

The Auditing functions of the Company are as follows.

Audit Committee

The Audit Committee which consists of three outside directors evaluates the Company’s internal control systems from an independent standpoint and may appoint outside experts to conduct its duties if necessary. Eiko Tsujiyama, chairperson of the Audit Committee, is qualified as a certified public accountant and has extensive knowledge in finance and accounting as a professional accountant.

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

Operating Officer Responsible for Group Internal Audit Department

The Operating Officer Responsible for the Group Internal Audit Department supports the Audit Committee in collecting information. Such person is entrusted by the Audit Committee with attending important meetings within the ORIX Group and accurately reporting information essential to auditing activities to the Audit Committee in a timely manner.

Reporting System to the Audit Committee

The following reporting system is in place to ensure that the information required by the Audit Committee is reported in a timely and accurate manner.

•

The directors, executive officers and employees of ORIX Group shall report information requested by the Appointed Audit Member to the Audit Committee of the Company (i.e., the member responsible for the collection of information regarding the performance of duties and investigation of operating assets, hereinafter the “Appointed Audit Member”) periodically or as appropriate.

•

The directors, executive officers and employees of ORIX Group shall report to the Audit Committee upon knowledge of any business activity by a group company that may constitute a serious breach of laws or regulations or a serious breach of the Articles of Incorporation of the relevant group company or serious misconduct, or any fact that could cause significant damage to such group company (hereinafter referred to as an incident of “corruption or scandal”).

•

Upon becoming aware that an incident of corruption or scandal is occurring, the directors, executive officers or employees of ORIX Group shall report to, consult with and provide the basis for such knowledge or suspicion to, the internal or external whistle-blower channels. If the head of whistleblower channels judges that such report or consultation is serious in nature, he / she shall report such information to the Audit Committee of the Company. In addition, the directors, executive officers and employees of ORIX may report concerns regarding accounting, internal controls or auditing matters to the Audit Committee or the Appointed Audit Member within the Audit Committee.

•

ORIX internal rules stipulate that any director, executive officer or employee of ORIX Group who has reported to or consulted with the whistle-blower channels and/or the Audit Committee shall not be treated adversely by reason of said report or consultation. ORIX has established and maintains a system in which persons who have so reported or consulted will not be subject to adverse treatment as a result of their reporting or consulting, including internal rules that stipulate that any person who engages in adverse treatment of an individual who so reports or consults shall be disciplined pursuant to the internal rules.

Group Internal Audit Department and Group Corporate Auditors

The Group Internal Audit Department, which includes 33 staff (as of the end of May 2019), performs internal audits on the effectiveness of internal control systems, and the efficiency and effectiveness of operations, compliance, and other factors pertaining to the management of the ORIX Group through a risk-based approach. It also jointly monitors critical risk through cooperation with corporate auditors and internal audit functions at group companies and works to maintain and enhance the ORIX Group’s internal auditing system.

Interactions among the Audit Committee, the Independent Certified Public Accountants and Others

In order to ensure the effectiveness of audits, the Audit Committee, the Audit Committee Secretariat, the internal audit department and the internal control-related functions (departments in charge of Group management), and the independent certified public accountants work together through the following procedures.

•

The Audit Committee reviews and approves the annual audit plan prepared by the internal audit department. In addition, the Audit Committee confirms the audit plan of the independent certified public accountants.

•	The Audit Committee receives reports on the results of internal audit department audits and the improvement status of the issues pointed out, and confirms problems in business execution.

•	The internal audit department always cooperates with the Audit Committee and fully cooperates with the Audit Committee’s request for investigation.

•	The Audit Committee receives and discusses the status of internal control evaluation related to financial reporting by the internal audit department and reports on the evaluation results.

•	The Audit Committee hears and examines the audit opinion and recommendations of the independent certified public accountants for quarterly and year-end closing.

•	The Audit Committee receives and discusses important information on accounting audits and internal control audits conducted by the independent certified public accountants.

•	The Audit Committee exchanges views with the independent certified public accountants as necessary on important audit matters.

•

The internal audit department exchanges views with the independent certified public accountants on risk recognition regarding financial reporting as necessary, and works to strengthen collaboration in order to enhance the effectiveness and efficiency of the supervisory function.

•	The internal control-related functions regularly reports on the operation status of the internal control system to the Audit Committee.

AUDITOR INDEPENDENCE

Presently, our independent certified public accountants are KPMG AZSA LLC. The independence of KPMG AZSA LLC has been evaluated by our Audit Committee.

ORIX Group prepares consolidated financial statements in accordance with U.S. GAAP. U.S. GAAP consolidated financial information is used by management for evaluating our performance and forms the basis for presentation of financial information to our shareholders. The consolidated financial statements prepared in accordance with U.S. GAAP that are included in this annual report filed with the SEC have been audited by KPMG AZSA LLC, which is registered with the PCAOB in the United States.

We select the independent certified public accountants to conduct the Company’s audit or determine the reappointment thereof based on the external auditor basic appointment policy (“basic appointment policy”) defined by the Audit Committee, which takes into consideration their independence from the Company, as well as their expert knowledge, comprehensive ability to conduct audits, audit quality and the number of continuous audit years in the Company.

With regard to the independent certified public accountants, based on the basic appointment policy described above, if we deem that the independent certified public accountants do not demonstrate adequate expert knowledge, comprehensive ability to conduct audits, audit quality, or if they are in violation of laws or regulations, including the Companies Act and the Certified Public Accountants Act, if they are offensive to public order and morals, or if there are other suitable reasons, the Company’s Audit Committee shall submit a proposal to the General Meeting of Shareholders concerning the dismissal or non-reappointment of the independent certified public accountants.

In addition, if the Company’s Audit Committee deems that the independent certified public accountants’ circumstances qualify as a reason for dismissal provided for in Article 340, Paragraph 1 of the Companies Act, the Audit Committee shall dismiss the independent certified public accountants.

The independent certified public accountants are to be evaluated each year based on the basic appointment policy, and in the fiscal year under review, we performed a comprehensive evaluation based on audit performance, audit quality, and audit fees.

In the opinion of management, the provision of non-audit services did not impair the independence of KPMG AZSA LLC.

DIRECTORS

The Member of the Board of Directors of ORIX as of June 25, 2019 are as follows:

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2019
Makoto Inoue (Oct. 2, 1952)	Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer, Responsible for Group Strategy Business Unit	Apr. 1975	Joined the Company	80,165
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Assumed office of Executive Officer, the Company
		Jan. 2006	Assumed office of Managing Executive Officer, the Company
		Jun. 2009	Assumed office of Senior Managing Executive Officer, the Company
		Jun. 2010	Assumed office of Member of the Board of Directors, Deputy President, the Company
		Jan. 2011	Assumed office of Representative Executive Officer, President, the Company Chief Operating Officer
		Jan. 2014	Co-Chief Executive Officer
		Jun. 2014	Chief Executive Officer
		Jan. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department I and II
		Apr. 2017	Responsible for New Business Development
		May 2017	Responsible for Open Innovation Business Department
		Jan. 2018	Responsible for Group Strategy Business Unit

Yuichi Nishigori (Jan. 28, 1957)	Member of the Board of Directors, Senior Managing Executive Officer Head of Energy and Eco Services Business Headquarters Member of the Board of Directors, Ubiteq, INC.	Apr. 1980	Joined The Industrial Bank of Japan, Limited (currently, Mizuho Bank, Ltd.)	17,131
		Apr. 2003	Joined the Company
		Jan. 2007	Deputy Head of Alternative Investment and Development Headquarters
		Jan. 2009	Assumed office of Executive Officer, the Company
		Jan. 2014	Assumed office of Managing Executive Officer, the Company Head of Energy and Eco Services Business Headquarters

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2019
		Jun. 2015	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company
		Sep. 2015	Assumed office of Member of the Board of Directors, Ubiteq, INC.
		Jan. 2016	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company

Stan Koyanagi (Dec. 25, 1960)	Member of the Board of Directors, Managing Executive Officer Global General Counsel Chairman, ORIX Corporation Europe N.V.	Oct. 1985	Joined SHEPPARD, MULLIN, RICHTER & HAMPTON LLP	0
		Jan. 1993	Partner, GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP)
		Mar. 1997	Vice President, ORIX USA Corporation (currently ORIX Corporation USA)
		Mar. 1999	General Counsel, Vice President and Manager, ORIX USA Corporation (currently ORIX Corporation USA)
		Jan. 2004	Vice President and Associate General Counsel, KB HOME
		Jul. 2013	Joined the Company Global General Counsel, Global Business Headquarters
		Jun. 2017	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company Responsible for Enterprise Risk Management Global General Counsel
		Aug. 2017	Assumed office of Chairman and Chief Executive Officer, Robeco Groep N.V. (currently ORIX Corporation Europe N.V.)
		Jun. 2018	Head of Enterprise Risk Management Headquarters
		Jan. 2019	Responsible for Enterprise Risk Management Headquarters

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2019
Shuji Irie (Mar. 14, 1963)	Member of the Board of Directors, Managing Executive Officer Head of Investment and Operation Headquarters	May 2001	Joined Mizuho Securities CO., Ltd.	2,465
		Apr. 2011	Joined the Company
		Sep. 2011	Deputy Head of Investment and Operation Headquarters
		Jan. 2013	Assumed office of Executive Officer, the Company
		Jan. 2014	Head of Investment and Operation Headquarters
		Jan. 2016	Assumed office of Managing Executive Officer, the Company Responsible for Concession Business Development
		Jun. 2018	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company

Shoji Taniguchi (Jan. 11, 1964)	Member of the Board of Directors, Managing Executive Officer Responsible for Treasury and Accounting Headquarters Assistant to CEO	Apr. 1987	Joined the Company	15,000
		Apr. 1993	Joined Morgan Stanley & Co. LLC
		Jul. 2005	Co-head of Sales, Morgan Stanley Japan Ltd.
		Feb. 2010	President, RBS Securities Japan Ltd.
		Nov. 2015	Head of APAC, The Royal Bank of Scotland plc. (currently NatWest Markets Plc)
		Oct. 2018	Rejoined the Company Assumed office of Senior Advisor, the Company Assistant to CEO
		Jan.2019	Assumed office of Managing Executive Officer, the Company Responsible for Treasury and Accounting Headquarters
		Jun. 2018	Assumed office of Member of the Board of Directors, Managing Executive Office, the Company

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2019
Satoru Matsuzaki (Apr. 12, 1966)	Member of the Board of Directors, Managing Executive Officer Head of Corporate Business Headquarters	Apr. 1989	Joined Crown Leasing Corporation	8,065
		Aug. 1997	Joined the Company
		May 2012	Special Advisor to Responsible for Corporate Communications Department
		Jan. 2013	Assumed office of Executive Officer, the Company
		Jun. 2015	Responsible for New Business Development Department I and II Head of Tokyo Sales Headquarters
		Jan. 2017	Head of Eastern Japan Sales Headquarters
		Jan. 2018	Assumed office of Managing Executive Officer, the Company Head of Domestic Sale Headquarters
		Jan. 2019	Head of Corporate Business Headquarters
		Jun. 2019	Assumed office of Member of the Board of Directors, Managing Executive Office, the Company

Eiko Tsujiyama (Dec. 11, 1947)	Member of the Board of Directors (Outside Director) Emeritus Professor, Waseda University Corporate Auditor, Lawson, Inc. Audit & Supervisory Board Member, NTT DOCOMO, Inc. Audit & Supervisory Board Member, Shiseido Company, Limited	Apr. 1974	Certified Public Accountant	0
		Aug. 1980	Assistant Professor, College of Humanities at Ibaraki University
		Apr. 1985	Assistant Professor, School of Economics at Musashi University
		Apr. 1991	Professor, School of Economics at Musashi University
		Apr. 1996	Assumed office of Dean, School of Economics at Musashi University
		Apr. 2003	Professor, School of Commerce and the Graduate School of Commerce at Waseda University
		Sep. 2004	Professor, Faculty of Commerce at Waseda University
		Jun. 2010	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Sep. 2010	Assumed office of Dean, Graduate School of Commerce at Waseda University
		May 2011	Assumed office of Corporate Auditor, Lawson, Inc.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2019
		Jun. 2011	Assumed office of Audit & Supervisory Board Member, NTT DOCOMO, Inc.
		Jun. 2012	Assumed office of Audit & Supervisory Board Member, Shiseido Company, Limited
		Apr. 2018	Emeritus Professor, Waseda University

Nobuaki Usui (Jan. 1, 1941)	Member of the Board of Directors (Outside Director) Audit & Supervisory Board Member, KONAMI HOLDINGS CORPORATION Outside Auditor, Miroku Jyoho Service Co., Ltd.	Apr. 1965	Entered Ministry of Finance	0
		May 1995	Director-General of the Tax Bureau, Ministry of Finance
		Jan. 1998	Commissioner, National Tax Agency
		Jul. 1999	Administrative Vice Minister, Ministry of Finance
		Jan. 2003	Governor and Chief Executive Officer, National Life Finance Corporation (currently Japan Finance Corporation)
		Dec. 2008	Assumed office of Chairman, The Japan Research Institute, Limited
		Jun. 2011	Assumed office of Audit & Supervisory Board Member, KONAMI CORPORATION (currently KONAMI HOLDINGS CORPORATION)
		Jun. 2012	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Jun. 2016	Assumed office of Outside Auditor of Miroku Jyoho Service Co., Ltd.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2019

Ryuji Yasuda (Apr. 28, 1946)	Member of the Board of Directors (Outside Director) Outside Director, Yakult Honsha Co., Ltd. Outside Director, Benesse Holdings, Inc. Adjunct Professor, Graduate School of Business Administration, Hitotsubashi University Department of International Corporate Strategy Outside Director, Kansai Mirai Financial Group, Inc.	Jun. 1991	Director, McKinsey & Company	0
		Jun. 1996	Chairman, A.T. Kearney, Asia
		Jun. 2003	Assumed office of Chairman, J-Will Partners, Co., Ltd.
		Apr. 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
		Jun. 2009	Assumed office of Outside Director, Yakult Honsha Co., Ltd.
		Jun. 2013	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Jun. 2015	Assumed office of Outside Director, Benesse Holdings, Inc.
		Mar. 2017	Adjunct Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
		Apr. 2018	Adjunct Professor, Graduate School of Business Administration, Hitotsubashi University Department of International Corporate Strategy
Assumed office of Outside Director, Kansai Mirai Financial Group, Inc.

Heizo Takenaka (Mar. 3, 1951)	Member of the Board of Directors (Outside Director) Professor, Faculty of Global and Regional Studies at Toyo University Chairman and Director, PASONA Group Inc. Director, Academyhills Director, Center for Global Innovation Studies at Toyo University Board of Directors (Outside Director), SBI Holdings, Inc.	Apr. 1990	Assistant Professor, Faculty of Policy Management at Keio University	0
		Apr. 1996	Professor, Faculty of Policy Management at Keio University
		Apr. 2001	Minister of State for Financial Services and for Economics and Fiscal Policy
		Jul. 2004	Elected to House of Councilors
		Sep. 2004	Minister of State for Economics and Fiscal Policy and Communications and Privatization of Postal Services
		Oct. 2005	Minister for Internal Affairs and Communications and Privatization of Postal Services
		Dec. 2006	Assumed office of Director, Academyhills
		Aug. 2009	Assumed office of Chairman and Director, PASONA Group Inc.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2019
		Apr. 2010	Professor, Faculty of Policy Management at Keio University
		Jun. 2015	Assumed office of Member of the Board of Directors (Outside Director), the Company
Apr. 2016

Professor, Faculty of Regional Development Studies at Toyo University (currently Faculty of Global and Regional Studies at Toyo University)

Assumed office of Director, Center for Global Innovation Studies at Toyo University

		Jun. 2016	Assumed office of Board of Directors (Outside Director), SBI Holdings, Inc.

Michael Cusumano (Sep. 5, 1954)	Member of the Board of Directors (Outside Director) Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology Member of the Board of Directors (Outside Director), Ferratum Plc	Jul. 1986	Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology	0
		Jul. 1996	Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology
		Jul. 2007	Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology
		Apr. 2016	Special Vice President and Dean, Tokyo University of Science
		Apr. 2019	Assumed office of Member of the Board of Directors (Outside Director), Ferratum Plc
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), the Company

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 25, 2019
Sakie Akiyama (Dec. 1, 1962)	Member of the Board of Directors (Outside Director) Founder, Saki Corporation Member of the Board of Directors (Outside Director), Sony Corporation Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd.	Apr. 1987	Joined Arthur Andersen & Co.	0
		Apr. 1994	Founded Saki Corporation Assumed office of Representative Director and Chief Executive Officer, Saki Corporation
		Oct. 2018	Assumed office of Founder, Saki Corporation
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), the Company
Assumed office of Member of the Board of Directors (Outside Director), Sony Corporation
Assumed office of Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd.

Notes:	1. All ORIX Member of the Board of Directors are engaged full-time except Eiko Tsujiyama, Nobuaki Usui, Ryuji Yasuda, Heizo Takenaka, Michael Cusumano and Sakie Akiyama.

EXECUTIVE OFFICERS

The executive officers of the ORIX Group as of June 25, 2019, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Shareholdings as of June 25, 2019
Kiyoshi Fushitani	Senior Managing Executive Officer	Global Business Headquarters East Asia Business Headquarters Global Transportations Services Headquarters	1,500
Kazutaka Shimoura	Managing Executive Officer	Credit and Investment Management Headquarters	10,902
Hideto Nishitani	Managing Executive Officer	Chairman and President, ORIX Corporation USA	37,991
Yoshiteru Suzuki	Managing Executive Officer	Deputy President, ORIX Corporation USA	0
Harukazu Yamaguchi	Executive Officer	Global Business Headquarters	4,184
Hitomaro Yano	Executive Officer	Treasury and Accounting Headquarters	5,100
Toshinari Fukaya	Executive Officer	Real Estate Headquarters Finance and Investment Department	4,200
Yasuaki Mikami	Executive Officer	Group Human Resources and Corporate Administration Headquarters Secretariat of The Board of Directors Work Style Reform Project	1,377
Yoshiko Fujii	Executive Officer	Global General Counsel Office	6,000
Takayuki Okamoto	Executive Officer	Enterprise Risk Management Headquarters	495
Yasuhiro Tsuboi	Executive Officer	Credit and Investment Management Headquarters	1,123
Katsunobu Kamei	Group Senior Managing Executive	Chairman, ORIX Auto Corporation	27,404
Hiroko Yamashina	Group Executive	President, ORIX Credit Corporation	32,700
Shinichi Obara	Group Executive	President, ORIX Rentec Corporation	10,806
Toyonori Takahashi	Group Executive	President, ORIX Real Estate Corporation Group Kansai Representative	6,805
Michio Minato	Group Executive	President, ORIX Baseball Club Co., Ltd.	400
Yuji Kamiyauchi	Group Executive	President, ORIX Auto Corporation	3,823
Takaaki Nitanai	Group Executive	Deputy President, ORIX Real Estate Corporation	0

Notes:	1. Name on the family register of Yoshiko Fujii is Yoshiko Hirano.
2. Name on the family register of Hiroko Yamashina is Hiroko Arai.

EMPLOYEES

As of March 31, 2019, we had 32,411 full-time employees, compared to 31,890 as of March 31, 2018 and 34,835 as of March 31, 2017. We employ 2,356 staff in Corporate Financial Services segment, 2,923 staff in Maintenance Leasing segment, 9,969 staff in Real Estate segment, 4,012 staff in Investment and Operation segment, 3,402 staff in Retail segment, 7,776 staff in Overseas Business segment and 1,973 staff as part of our headquarters function as of March 31, 2019. With the exception of Overseas Business segment, all other staff are located in Japan. As of March 31, 2019, we had 19,946 temporary employees. From fiscal 2019, ORIX changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment. Some of our employees are represented by a union. We consider our labor relations to be excellent.

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

ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥9,136 million, ¥8,738 million and ¥8,733 million in fiscal 2017, 2018 and 2019, respectively.

SHARE OWNERSHIP

As of June 25, 2019, the directors, executive officers and group executives of the Company directly held an aggregate of 277,636 Shares, representing 0.02% of the total Shares issued as of such date.

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

Compensation for directors, executive officers and group executives in fiscal 2019 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Performance- linked compensation (Number of people)	share-based compensation (Number of people)	Total compensation
Non-Executive Director and Outside Director	¥100	—	¥14	¥115
	(7)	—	(7)	(7)
Executive Officer and Group Executive	¥577	¥289	¥416	¥1,282
	(28)	(28)	(28)	(28)

Total	¥677	¥289	¥430	¥1,398
	(35)	(28)	(35)	(35)

The amount paid listed in the table above with regard to the share-based compensation is calculated by multiplying the number of points confirmed to be provided as the portion for the fiscal year ended in March 2019 by the stock market price paid by the trust when ORIX’s shares were acquired (¥1,594 per share).

The targets and results with regard to the KPIs of the performance-linked compensation listed in the table above are as follows:

-	Company-wide performance indicator

We targeted the milestone rate with regard to the consolidated net income growth set by the compensation committee towards the achievement of the Company’s mid-term strategic directions, and achieved 99%.

-	Division performance indicator

We set the performance target for each division based on the company-wide performance target, and achieved 50% to 150% (median: 100%) by 18 Executive Officers and 8 group executives (based on the total evaluation including qualitative assessment).

Compensation for Makoto Inoue, Representative Executive Officer, President and Chief Executive Officer of ORIX, for fiscal 2019 was ¥90 million in fixed compensation, ¥89 million in performance-linked compensation and ¥89 million in share-based compensation.

Compensation for Stan Koyanagi, currently Director, Managing Executive Officer of ORIX, for fiscal 2019 was ¥56 million (¥12 million from the Company and ¥44 million from ORIX Corporation USA) in fixed compensation and ¥44 million (¥44 million from ORIX Corporation USA) in performance-linked compensation.

The actual total amount of the share-based compensation paid in fiscal 2019 was ¥358 million paid to one director and two executive officers (including those serving concurrently as directors and Executive Officers) who retired during fiscal 2019. The following individuals retired during fiscal year 2019 and were paid share-based compensation totaling over ¥100 million. Compensation for Kazuo Kojima, currently Director, Representative Executive Officer and President of DAIKYO, as Director, Representative Executive Officer and Deputy President and Chief Financial Officer of ORIX, for fiscal 2019 was ¥12 million in fixed compensation, ¥5 million in performance-linked compensation and ¥219 million in share-based compensation.

The Compensation Committee sets the following “Policy of Determining Compensation of Directors and Executive Officers.”

Policy of Determining Compensation of Directors and Executive Officers

ORIX’s business objective is to increase shareholder value over the medium- to long-term. ORIX believes in the importance of each director and Executive Officer responsibly performing his or her duties, and cooperation among different business units in order to achieve continued growth of the ORIX Group. The Compensation Committee believes that in order to accomplish such business objectives, directors and Executive Officers should place emphasis not only on performance during the current fiscal year, but also on medium- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, ORIX takes such factors into account when making decisions regarding the compensation system and compensation levels for directors and Executive Officers. Taking this basic policy into consideration, we have established separate policies for the compensation of directors and Executive Officers in accordance with their respective roles based on a decision of the compensation committee held on June 21, 2019.

Compensation Policy for Directors

The compensation policy for directors who are not also Executive Officers aims for compensation composed in a way that is effective in maintaining the supervisory and oversight functions of Executive Officers’ performance in business operations, which is the main duty of directors. Specifically, ORIX’s compensation structure for directors consists of fixed compensation and share-based compensation *. In addition, the Company strives to maintain a competitive level of compensation with director compensation according to the role fulfilled, and receives third-party research reports on director compensation for this purpose.

Fixed compensation is, in principal, a certain amount that is added to the compensation of the chairperson and member of each committee. For share-based compensation reflecting medium- to long-term performance, directors are granted a fixed amount of points on an annual basis for their period of service, and they are paid in ORIX shares corresponding to the amount of points they have accumulated at the time of retirement.

Compensation Policy for Executive Officers

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while also incorporating a component that is linked to current period business performance. Specifically, ORIX’s compensation structure for executive officers consists of fixed compensation, performance-linked compensation, and share-based compensation **. In addition, based on the outcome of a third-party compensation research agency investigation, the Company strives to maintain a competitive level of compensation with executive officer compensation functioning as an effective incentive.

Fixed compensation is decided for each individual based on a standard amount for each position. Compensation linked to business performance for the fiscal year ended March 2019 uses the level of achievement of the consolidated net income growth target as a company-wide performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 200% while, at the same time, using the level of achievement of the target of the division for which the relevant executive officer was responsible *** as a division performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 300%. In the case of the representative executive officers, the consolidated net income growth target is used as a sole performance indicator, adjusting the standard amount within the range of 0% to 200%. These performance indicators are selected based on the Company’s mid-term strategic directions. For share-based compensation reflecting medium- to long-term performance, executive officers are granted a fixed amount of points based on their position, and they are paid in ORIX shares corresponding to the amount of points they have accumulated at the time of retirement.

*

Share-based compensation is the Board Incentive Plan Trust in which directors and Executive Officers are granted a fixed amount of points on an annual basis for their period of service, and at the time of retirement, ORIX’s shares are delivered through a trust to them in accordance with the number of points they have accumulated. The amount of points to be granted is determined in accordance with the guidelines adopted by the compensation committee. The compensation committee does not set a minimum ownership period for the shares delivered under the plan. The compensation committee can forfeit the share-based compensation from a recipient director or executive officer, if it finds he/she engaged in serious misconduct that could cause damage to the Company during his/her period of service.

**

In principle, the compensation mix for executive officers is fixed compensation 50%, performance-linked compensation 20%, and share-based compensation 30% (fixed portion 50% and variable portion 50%). The compensation mix for chief executive officers consists of an equal proportion of these 3 types of compensation, reflecting the CEO’s liability. Compensation for executive officers based on foreign branches or executive officers with special expertise is determined based on individual deliberation about foreign local compensation practices/levels or their special expertise, as the case may be.

***

The level of achievement of each division performance with regard to the performance-based compensation is measured based on a total evaluation focusing on the annual growth rate of each division and taking into account qualitative factors (such as target levels, details of achievement, future growth potential, etc.)

In addition, in June 2005, we established guidelines for ownership of our shares for Directors, Executive Officers and Group Executives.

In June 2005, we introduced the share-based compensation, which is a program in which points are annually allocated to directors and executive officers based upon prescribed standards while in office, and the actual number of ORIX’s shares calculated based on the number of accumulated points is provided at the time of retirement. In July 2014, we started to provide these shares through a trust established by the Board Incentive Plan Trust. The Company entrusts money to the “Board Incentive Plan Trust”, which acquires ORIX’s shares from the stock market for directors and executive officers at the end of his or her tenure using money contributed in advance. The total number of points of the share-based compensation granted to directors, executive officers and group executives for fiscal 2019 is equivalent to 289,750 points. Under this system, ¥358 million, which is equivalent to 225,076 points accumulated up to the end of tenure, was paid to executive officers who left their positions during fiscal 2019. As a result, the balance to directors, executive officers and group executives as of March 31, 2019 was 1,516,158 points.

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

At the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, our shareholders approved stock option plans under which ORIX purchased shares from the open market and held them for transfer to ORIX’s directors and executive officers and some employees upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executive officers and certain employees of our subsidiaries and affiliates. From 2009 to 2019, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

Options granted under stock option plans generally expire one year after the termination of the option holder’s service with ORIX Group.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2019.

Each unit of Shares (1 unit = 100 Shares) has one vote, and none of our major shareholders have different voting rights. We do not issue preferred shares.

Name	Number of Shares held	Percentage of issued Shares
	(Thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	118,029	9.20
The Master Trust Bank of Japan, Ltd. (Trust Account)	90,960	7.09
Japan Trustee Services Bank, Ltd. (Trust Account 9)	35,562	2.77
SSBTC CLIENT OMNIBUS ACCOUNT	30,674	2.39
Japan Trustee Services Bank, Ltd. (Trust Account 5)	25,819	2.01
JPMorgan Securities Japan Co., Ltd.	22,481	1.75
Japan Trustee Services Bank, Ltd. (Trust Account 7)	21,606	1.68
CITIBANK, N.A. -N.Y, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	21,462	1.67
THE CHASE MANHATTAN BANK 385036	21,233	1.65
STATE STREET BANK WEST CLIENT-TREATY 505234	20,258	1.58

ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2019, the percentage of issued Shares held by overseas corporations and individuals was 47.83%. As of March 31, 2019, approximately 4,284,255 ADSs were outstanding (equivalent to 21,421,275 or approximately 1.62% of ORIX’s issued Shares as of that date). As of March 31, 2019, all our ADSs were held by one record holder in the United States.

On May 7, 2019, Mitsubishi UFJ Financial Group, Inc. submitted a filing to the Kanto Local Finance Bureau indicating that Mitsubishi UFJ Financial Group, Inc. held 54,938,711 Shares, representing 4.15% of ORIX’s outstanding Shares, as part of Mitsubishi UFJ Financial Group, Inc.’s assets under management.

On April 18, 2019, Fidelity Group submitted a filing to the Kanto Local Finance Bureau indicating that FMR LLC held 51,932,782 Shares, representing 3.92% of ORIX’s outstanding Shares, as part of Fidelity Group’s assets under management.

On February 6, 2019, BlackRock Group submitted a filing to the Securities and Exchange Commission indicating that BlackRock Inc., primarily through BlackRock Japan Co., Ltd, held 81,310,029 Shares, representing 6.1% of ORIX’s outstanding Shares, as part of BlackRock Group’s assets under management.

On October 19, 2018, Sumitomo Mitsui Trust Holdings, Inc. submitted a filing to the Kanto Local Finance Bureau indicating that Sumitomo Mitsui Trust Holdings, Inc. held 58,425,200 Shares, representing 4.41% of ORIX’s outstanding Shares, as part of Sumitomo Mitsui Trust Holdings, Inc.’s assets under management.

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

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph other than those listed in the table below. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥41,935 million as of March 31, 2019 and did not exceed ¥55,000 million at any time during fiscal 2019.

Each of these loans was made in the ordinary course of business. The following table describes, for each related party borrower, the applicable interest rate (or range of interest rates), the largest aggregate amount outstanding during fiscal 2019 and the aggregate amount outstanding as of March 31, 2019.

Related Party	The largest aggregate amount outstanding during fiscal 2019	Aggregate amount outstanding as of March 31, 2019	Interest rate
	(Millions of yen)		(%)
Kansai Airports	¥12,331	¥12,006	6.5
SORA Airlease Limited	9,618	8,746	6.0 – 9.5
Meritix Airlease Limited	3,530	3,264	6.0 – 9.5
Meritix Airlease Dara Limited	4,329	2,694	6.0 – 9.5
California Proton Therapy Center, LLC	3,544	2,423	7.5 – 10.0
IOS II, LLC	2,289	2,289	6.3
Utsunomiya Central Clinic Medical Corporation DIC	1,960	1,960	5.0
H&O MEDICAL INC.	1,980	1,870	5.0
TAS Environmental Services L.P.,	1,275	1,247	12.0
Plaza Sunroute Co.	955	864	3.5
RAM INDUSTRIES INC.	815	683	13.0
Timber Parent, LLC	620	615	16.0
Women’s Marketing Inc.	776	493	7.6 – 8.0
LCR Contractor, LLC	441	441	12.0
ALLIANCE ENVIRONMENTAL GROUP, LLC	459	440	12.0
YM Leasing Corporation	406	389	0.9 – 1.0
Sazanka Marine S.A.	383	383	1.0

Related Party	The largest aggregate amount outstanding during fiscal 2019	Aggregate amount outstanding as of March 31, 2019	Interest rate
	(Millions of yen)		(%)
Fluorescent Supply Co., Inc	282	276	14.0
Tsubaki Marine S.A.	257	257	1.0
Magix Airlease Limited	1,096	252	9.0
Andersen Commercial Plumbing, LLC	229	220	13.0
Pacific League Marketing Corporation	122	85	2.9
Medical Corporation NIDC	20	20	5.0
Torigin Leasing Corporation	49	15	0.8
Kada Greenfarm Co., Ltd.	2	2	3.1
Flexible Energy Service Co., Ltd.	2	1	3.2
Dalian Financial & Industrial Investment Group Co., Ltd.	8,883	0	1.6
Shipston Equity Holdings, LLC	2,897	0	13.0
Mode Apartments Unit Trust	221	0	3.2

A certain subsidiary invests in convertible bonds issued by our affiliates. Although these transactions were made in the ordinary course of business and are not material to us, they may be material to the affiliates. The aggregate principal amount of convertible bonds issued by our affiliates to the subsidiary totaled ¥11,711 million as of March 31, 2019.

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

One ADSs represents five Shares. On March 31, 2019, approximately 4,284,255 ADSs were outstanding. This is equivalent to 21,421,275 or approximately 1.67% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by one record holder in the United States.

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

Large Shareholdings Report

The Financial Instruments and Exchange Act requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese financial instruments exchange (such as the shares of capital stock of ORIX) or whose shares are traded on the over-the-counter markets in Japan, to file with the Prime Minister within five business days a report concerning such shareholdings. An alteration report must also be made in respect of any subsequent change of 1% or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon exchange of exchangeable securities or exercise of stock acquisition rights are taken into account in determining both the size of such person’s holding and the issuer’s total issued share capital.

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

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS
March 31, 2015	36.00	1.45
March 31, 2016	45.75	2.09
March 31, 2017	52.25	2.39
March 31, 2018	66.00	3.01
March 31, 2019	76.00	3.45

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

Based on this fundamental policy, the dividend payout ratio for the fiscal year ended March 31, 2019 has been decided at 30%, up 3% from the fiscal year ended March 31, 2018, and the annual dividend is 76.00 yen per share (interim dividend paid was 30.00 yen per share and year-end dividend has been decided at 46.00 yen per share) from 66.00 yen per share in the previous fiscal year.

For the next fiscal year ending March 31, 2020, we expect the dividend payout ratio will be maintained at 30% with a focus on the optimal balance of securing of capital for investment in future profit growth and the making of stable and sustainable distribution of dividends to shareholders. The interim dividend for the next fiscal year is forecasted at 35.00 yen per share. The year-end dividend for the next fiscal year is to be determined.

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

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the Tax Convention, changes to any of which subsequent to the date of this annual report may affect the tax consequences described herein. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

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

If the Shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of Shares or ADSs would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Shares or ADSs are traded on a qualified exchange for at least 15 days during each calendar quarter. A “qualified exchange” includes the NYSE, on which our ADSs are traded, and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service (“IRS”) has not yet identified specific foreign exchanges that are “qualified” for this purpose. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the NYSE, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. However, even if a U.S. Holder makes a mark-to-market election with respect to our Shares or ADSs, a U.S. Holder will not be able to make a mark-to-market election with respect to any of our subsidiaries that are PFICs. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have subsidiary PFICs for which a mark-to-market election may not be available.

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

The table below of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and long- and short-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2019 were: 4.1% for installment loans, 2.0% for investment in securities (floating and fixed rate), 1.7% for long- and short-term debt and 0.2% for deposits. As of March 31, 2019, the average payment rate of interest rate swaps was 1.8% and the average receipt rate was (0.1%). The average interest rates of financial instruments as of March 31, 2018 were: 3.9% for installment loans, 2.1% for investment in securities (floating and fixed rate), 1.5% for long- and short-term debt and 0.2% for deposits. As of March 31, 2018, the average payment rate of interest rate swaps was 1.2% and the average receipt rate was 0.2%. As of March 31, 2019, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2018. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY

NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2019 Estimated Fair Value
	Years ending March 31,
	2020	2021	2022	2023	2024
	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥247,902	¥115,104	¥98,544	¥68,512	¥51,666	¥406,438	¥988,166	¥977,308
Average interest rate	4.9%	7.6%	7.3%	6.9%	6.9%	4.5%	5.5%	—
Installment loans (floating rate)	¥235,159	¥230,217	¥189,737	¥159,930	¥193,941	¥1,264,104	¥2,273,088	¥2,238,212
Average interest rate	3.7%	4.4%	5.4%	5.5%	4.5%	2.5%	3.4%	—
Investment in securities (fixed rate)	¥58,534	¥56,950	¥33,652	¥38,652	¥54,229	¥1,027,631	¥1,269,648	¥1,323,113
Average interest rate	0.8%	0.8%	1.2%	1.8%	1.3%	1.9%	1.7%	—
Investment in securities (floating rate)	¥5,586	¥6,037	¥3,010	¥6,979	¥5,868	¥56,673	¥84,153	¥85,457
Average interest rate	7.0%	5.8%	3.8%	5.4%	6.5%	5.8%	5.8%	—
Liabilities:
Short-term debt	¥309,549	¥0	¥0	¥0	¥0	¥0	¥309,549	¥309,549
Average interest rate	2.5%	—	—	—	—	—	2.5%	—
Deposits	¥1,273,408	¥414,053	¥109,011	¥63,274	¥67,995	¥0	¥1,927,741	¥1,928,296
Average interest rate	0.2%	0.3%	0.2%	0.3%	0.3%	—	0.2%	—
Long-term debt (fixed rate)	¥233,441	¥321,240	¥300,778	¥264,155	¥215,248	¥525,261	¥1,860,123	¥1,796,774
Average interest rate	1.6%	1.5%	1.7%	1.3%	1.6%	1.5%	1.5%	—
Long-term debt (floating rate)	¥349,270	¥268,859	¥200,776	¥248,406	¥261,532	¥997,256	¥2,326,099	¥2,402,567
Average interest rate	2.2%	1.9%	2.2%	1.7%	1.8%	1.5%	1.8%	—

NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2019 Estimated Fair Value
	Years ending March 31,
	2020	2021	2022	2023	2024
	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥32,304	¥41,429	¥46,544	¥52,914	¥15,198	¥315,647	¥504,036	¥(17,427)
Average pay rate	0.8%	2.9%	2.4%	2.0%	2.8%	1.9%	2.0%	—
Average receive rate	0.4%	0.5%	0.3%	0.1%	0.2%	(0.3%)	(0.1%)	—
Notional amount (floating to floating)	¥55,495	¥0	¥0	¥0	¥0	¥0	¥55,495	¥127
Average pay rate	0.1%	—	—	—	—	—	0.1%	—
Average receive rate	(0.1%)	—	—	—	—	—	(0.1%)	—

The above table excludes purchased loans, which are exposed to interest rate risk, because it is difficult to estimate the timing and extent of collection of such loans. Purchased loans are deteriorated credit loans which we acquire at a discount and for which full collection of all contractually required payments from the debtors is unlikely. The total book value of our purchased loans as of March 31, 2019 was ¥16,416 million.

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

We have identified all positions including retained earnings accumulated in foreign currencies in our overseas subsidiaries, which is translated to Japanese yen upon consolidation, that are subject to exchange rate risk. ORIX shareholders’ equity is subject to exchange rate risk arising from such translations. Other positions, such as potential losses in future earnings, are calculated using several hypothetical scenarios based on 10% changes in the relevant currencies. Based on these scenarios, exchange losses in future earnings were estimated to be ¥570 million as of March 31, 2018. The largest of such losses were estimated in scenarios where the euro appreciated 10% against the U.S. dollar from the rate in effect on March 31, 2018. There were no exchange losses in future earnings as of March 31, 2019.

Risk of Market Prices in Stocks

We have marketable stocks that are subject to price risk arising from changes in their market prices. Our shareholders’ equity and net income bear risks due to changes in the market prices of these securities. To manage these risk of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2018 and 2019, respectively, and under such circumstances estimate ¥5,360 million and ¥4,018 million decrease in the fair value of our equity securities as of March 31, 2018 and 2019.

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

PAYMENTS TO ORIX FROM THE DEPOSITARY

The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, and proxy voting and related expenses. In fiscal 2019, this amount was $80,000.

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

Item 15. Controls and Procedures

As of March 31, 2019, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the principal financial officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, as amended). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding the achievement of management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms. There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2019 by using the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2019.

The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our consolidated financial statements as of and for each of the years in the three-year period ended March 31, 2019, as stated in their attestation report which is included in Item 18 (page F-3).

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

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2018 and 2019, KPMG (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥2,976 million and ¥3,106 million, respectively, for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2018 and 2019, KPMG billed us ¥119 million and ¥175 million, respectively, for audit-related services, including attestation, assurance and related services that are not reported under audit fees.

TAX FEES

In fiscal 2018 and 2019, KPMG billed us ¥155 million and ¥301 million, respectively, for tax-related services, including tax compliance and tax advice.

ALL OTHER FEES

In fiscal 2018, there were no other fees which KPMG billed us. In fiscal 2019, KPMG billed us ¥10 million for other products and services, which primarily consisted of advisory services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2019	(a) Total number of Shares Purchased	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs*	(d) Maximum number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs*
April 2018	30	¥1,892	0	0
May 2018	10	1,925	0	0
June 2018	50	1,819	0	0
July 2018	100	1,822	0	0
August 2018	20	1,897	0	0
September 2018	60	1,781	0	0
October 2018	100	1,833	0	0
November 2018	0	0	0	0
December 2018	40	1,726	0	0
January 2019	20	1,688	0	0
February 2019	110	1,638	0	0
March 2019	30	1,572	0	0

Total	570	¥1,767	0	0

*	There is no plan or program to purchase Shares announced in fiscal 2019 and up until the filing of this annual report.

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

The composition of our board of directors and its committees differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy in order to maintain a NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our board of directors or our Nominating, Audit, and Compensation Committees. Under Japanese law, a majority of the membership on the committees must be “outside directors”—a Japanese law concept that shares similarities with the U.S. concept of “independent director” where the company is a “Company with Nominating Committee, etc.” However, we are not required to include on our board of directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors. Six out of our 12 directors are outside directors. Under the Companies Act, the directors who compose the Audit Committee are not permitted to be executive officers or executive directors of the Company or its subsidiaries, or managers, employees or accounting advisors of the Company’s subsidiaries. Our Audit Committee members meet this requirement. We have adopted a written charter for our Compensation Committee that addresses committee member appointment and removal, committee structure and operations, and reporting to the board. However, our Compensation Committee has not retained, or obtained the advice of, a compensation consultant, independent legal counsel or other adviser.

Under the Companies Act, an outside director is a director (i) who is not an executive director, executive officer (shikko-yaku), manager or any other kind of employee (an “Executive Director, etc.”) of the Company or its subsidiaries and who has not been an Executive Director, etc. of the Company or its subsidiaries in the past 10 years; (ii) who has not been an Executive Director, etc. of the Company or its subsidiaries for the past 10 years from the assumptions of any of the position of director, accounting advisor, or auditor; (iii) who is not a person with a controlling stake in the management of the Company, such as a holder of more than 50 percent of the Company’s shares, etc., or has not been an Executive Director, etc. of the parent company of the Company; (iv) who has not been an Executive Director, etc. of any other company with same parent company; and (v) who has not been the spouse or the kin (within the second degree) of any director, manager or any other kind of important employee of the Company, or a person with a controlling stake in the management of the Company, such as a holder of more than 50 percent of the Company’s shares etc.

In addition to differences in composition requirements for our board of directors and its committees, we are not required to:

•

make publicly available one or more documents that summarize all aspects of our corporate governance guidelines or prepare a written code that states the objectives, responsibilities, and performance evaluation of our Nominating, Audit and Compensation Committees in a manner that satisfies the NYSE’s requirements;

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

See pages F-1 through F-134.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2018 and 2019 (page F-4 to F-5);

(b)	Consolidated Statements of Income for the years ended March 31, 2017, 2018 and 2019 (page F-6 to F-7);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2017, 2018 and 2019 (page F-8);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2017, 2018 and 2019 (page F-9 to F-10);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2017, 2018 and 2019 (page F-11);

(f)	Notes to Consolidated Financial Statements (page F-12 to F-133);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-134).

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 26, 2018 (Incorporated by reference from the annual report on Form 20-F filed on June 28, 2018, commission file number 001-14856).

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on July 21, 2017 (Incorporated by reference from the annual report on Form 20-F filed on June 28, 2018, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on May 27, 2016 (Incorporated by reference from the annual report on Form 20-F filed on June 28, 2018, commission file number 001-14856).

Exhibit 2.1	Description of American Depositary Shares of ORIX Corporation, (Incorporated by reference from the registration statement on Form F-3 ASR filed on July 2, 2009, commission file number 333-160410).

Exhibit 2.2	Deposit Agreement, dated September 14, 1998, by and among ORIX Corporation, Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts (Incorporated by reference from the registration statement on Form F-3 ASR filed on July 2, 2009, commission file number 333-160410).

Exhibit 8.1	List of subsidiaries and affiliates.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014.

Exhibit 12.1	Certifications required by Rule 13a-14 (a) (17 CFR 240.13a-14 (a)) or Rule 15d-14 (a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14 (b) (17 CFR 240.13a-14 (b)) or Rule 15d-14 (b) (17 CFR 240.15d 14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm.

Exhibit 101	Instance Document.

Exhibit 101	Schema Document.

Exhibit 101	Calculation Linkbase Document.

Exhibit 101	Definition Linkbase Document.

Exhibit 101	Labels Linkbase Document.

Exhibit 101	Presentation Linkbase Document.

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

ORIX KABUSHIKI KAISHA

By:	/s/ SHOJI TANIGUCHI
Name:	Shoji Taniguchi
Title:	Attorney-in-Fact Managing Executive Officer

Date: June 25, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

ORIX Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries (the “Company”) as of March 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes and financial statement schedule II (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 25, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

June 25, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

ORIX Corporation

Opinion on Internal Control Over Financial Reporting

We have audited ORIX Corporation (a Japanese corporation) and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of March 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2019, and the related notes and financial statement schedule II (collectively, the “consolidated financial statements”), and our report dated June 25, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

KPMG AZSA LLC

Tokyo, Japan

June 25, 2019

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2018 AND 2019

ORIX Corporation and Subsidiaries

			Millions of yen
			2018	2019
ASSETS
Cash and Cash Equivalents			¥1,321,241	¥1,161,032
Restricted Cash			83,876	122,548
Investment in Direct Financing Leases			1,194,888	1,155,632
Installment Loans			2,823,769	3,277,670
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥17,260	million
March 31, 2019	¥38,671	million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses			(54,672)	(58,011)
Investment in Operating Leases			1,344,926	1,335,959
Investment in Securities			1,729,455	1,928,916
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥37,631	million
March 31, 2019	¥27,367	million
Property under Facility Operations			434,786	441,632
Investment in Affiliates			591,363	842,760
Trade Notes, Accounts and Other Receivable			294,773	280,590
Inventories			111,001	115,695
Office Facilities			112,962	108,390
Other Assets			1,437,614	1,462,104
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥15,008	million
March 31, 2019	¥12,449	million

Total Assets			¥11,425,982	¥12,174,917

Note	: The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	2018	2019
Cash and Cash Equivalents	¥4,553	¥4,437
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	43,942	15,058
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	36,991	185,988
Investment in Operating Leases	124,998	82,405
Property under Facility Operations	108,115	203,933
Investment in Affiliates	52,450	52,079
Other	74,645	100,101

	¥445,694	¥644,001

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF MARCH 31, 2018 AND 2019

ORIX Corporation and Subsidiaries

			Millions of yen
			2018	2019
LIABILITIES AND EQUITY
Liabilities:
Short-term Debt			¥306,754	¥309,549
Deposits			1,757,462	1,927,741
Trade Notes, Accounts and Other Payable			262,301	293,480
Policy Liabilities and Policy Account Balances			1,511,246	1,521,355
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2018	¥444,010	million
March 31, 2019	¥360,198	million
Income Taxes:
Current			18,798	42,010
Deferred			348,149	313,833
Long-term Debt			3,826,504	4,186,222
Other Liabilities			588,474	617,746

Total Liabilities			8,619,688	9,211,936

Redeemable Noncontrolling Interests			7,420	9,780

Commitments and Contingent Liabilities
Equity:
Common stock:			220,961	221,111
Authorized:	2,590,000,000	shares
Issued:
March 31, 2018	1,324,495,728	shares
March 31, 2019	1,324,629,128	shares
Additional Paid-in Capital			267,291	257,625
Retained Earnings			2,315,283	2,555,585
Accumulated Other Comprehensive Income (Loss)			(45,566)	(61,343)
Treasury Stock, at Cost:			(75,545)	(75,904)
March 31, 2018	44,494,856	shares
March 31, 2019	44,667,776	shares

ORIX Corporation Shareholders’ Equity			2,682,424	2,897,074
Noncontrolling Interests			116,450	56,127

Total Equity			2,798,874	2,953,201

Total Liabilities and Equity			¥11,425,982	¥12,174,917

Notes

1:  The Company’s shares held through the Board Incentive Plan Trust (1,651,443 shares as of March 31, 2018 and 1,823,993 shares as of March 31, 2019) are included in the number of treasury stock shares as of March 31, 2018 and 2019.

2: The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	2018	2019
Short-term Debt	¥0	¥580
Trade Notes, Accounts and Other Payable	1,102	7,339
Long-term Debt	263,973	418,631
Other	8,047	16,480

	¥273,122	¥443,030

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

ORIX Corporation and Subsidiaries

	Millions of yen
	2017	2018	2019
Revenues:
Finance revenues	¥211,852	¥228,252	¥242,893
Gains on investment securities and dividends	30,328	43,302	15,958
Operating leases	398,655	379,665	413,918
Life insurance premiums and related investment income	295,940	351,590	347,136
Sales of goods and real estate	1,015,249	1,079,052	596,165
Services income	726,635	780,910	818,794

Total revenues	2,678,659	2,862,771	2,434,864

Expenses:
Interest expense	72,910	76,815	93,337
Costs of operating leases	243,537	252,327	257,321
Life insurance costs	200,158	255,070	246,533
Costs of goods and real estate sold	928,794	1,003,509	535,261
Services expense	451,277	482,796	508,320
Other (income) and expense, net	(4,396)	429	1,301
Selling, general and administrative expenses	418,746	431,594	437,028
Provision for doubtful receivables and probable loan losses	22,667	17,265	22,525
Write-downs of long-lived assets	9,134	5,525	2,418
Write-downs of securities	6,608	1,246	1,382

Total expenses	2,349,435	2,526,576	2,105,426

Operating Income	329,224	336,195	329,438
Equity in Net Income of Affiliates	26,520	50,103	32,978
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	63,419	49,203	33,314
Bargain Purchase Gain	5,802	0	0

Income before Income Taxes	424,965	435,501	395,730
Provision for Income Taxes	144,039	113,912	68,691

Net Income	280,926	321,589	327,039

Net Income Attributable to the Noncontrolling Interests	7,255	8,002	2,890

Net Income Attributable to the Redeemable Noncontrolling Interests	432	452	404

Net Income Attributable to ORIX Corporation Shareholders	¥273,239	¥313,135	¥323,745

Notes:

1.  Revenues from guarantees in the consolidated statements of income have been reclassified from “Services income” to “Finance revenues” from fiscal 2019. This change aims to reflect revenue structure of the Company and its subsidiaries more appropriately accompanying the adoption of ASC606 (“Revenue from Contracts with Customers”). Corresponding to this change, the presented amounts in the consolidated statements of income for the previous fiscal year have also been reclassified retrospectively to conform to the presentation for fiscal 2019.

2.  Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) has been applied since April 1, 2018. The unrealized change in fair value of investment in equity securities has been included in “Gains on investment securities and dividends” since April 1, 2018 for this application.

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

ORIX Corporation and Subsidiaries

	Yen
	2017	2018	2019
Amounts per Share of Common Stock for Income Attributable to ORIX Corporation Shareholders:
Basic:
Net Income Attributable to ORIX Corporation Shareholders	¥208.88	¥244.40	¥252.92
Diluted:
Net Income Attributable to ORIX Corporation Shareholders	¥208.68	¥244.15	¥252.70
Cash Dividends	46.75	56.25	69.00

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

ORIX Corporation and Subsidiaries

	Millions of yen
	2017	2018	2019
Net Income	¥280,926	¥321,589	¥327,039

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(14,926)	(22,834)	10,215
Net change of debt valuation adjustments	0	0	231
Net change of defined benefit pension plans	7,670	(2,962)	(7,346)
Net change of foreign currency translation adjustments	(5,968)	(1,955)	(11,537)
Net change of unrealized gains (losses) on derivative instruments	326	779	(4,118)

Total other comprehensive income (loss)	(12,898)	(26,972)	(12,555)

Comprehensive Income	268,028	294,617	314,484

Comprehensive Income Attributable to the Noncontrolling Interests	4,276	6,433	2,784

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	374	36	730

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥263,378	¥288,148	¥310,970

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

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

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2018	¥220,961	¥267,291	¥2,315,283	¥(45,566)	¥(75,545)	¥2,682,424	¥116,450	¥2,798,874

Cumulative effect of adopting Accounting Standards Update 2014-09			405			405	354	759
Cumulative effect of adopting Accounting Standards Update 2016-01			2,899	(2,899)		0	0	0
Cumulative effect of adopting Accounting Standards Update 2016-16			3,772			3,772	0	3,772

Balance at April 1, 2018	¥220,961	¥267,291	¥2,322,359	¥(48,465)	¥(75,545)	¥2,686,601	¥116,804	¥2,803,405

Contribution to subsidiaries						0	7,680	7,680
Transaction with noncontrolling interests		(10,033)		(103)		(10,136)	(60,347)	(70,483)
Comprehensive income, net of tax:
Net income			323,745			323,745	2,890	326,635
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				10,174		10,174	41	10,215
Net change of debt valuation adjustments				231		231	0	231
Net change of defined benefit pension plans				(7,289)		(7,289)	(57)	(7,346)
Net change of foreign currency translation adjustments				(11,775)		(11,775)	(88)	(11,863)
Net change of unrealized gains (losses) on derivative instruments				(4,116)		(4,116)	(2)	(4,118)

Total other comprehensive income (loss)						(12,775)	(106)	(12,881)

Total comprehensive income						310,970	2,784	313,754

Cash dividends			(88,438)			(88,438)	(10,794)	(99,232)
Exercise of stock options	150	75				225	0	225
Acquisition of treasury stock					(707)	(707)	0	(707)
Disposal of treasury stock		(233)			348	115	0	115
Adjustment of redeemable noncontrolling interests to redemption value			(2,131)			(2,131)	0	(2,131)
Other, net		525	50			575	0	575

Balance at March 31, 2019	¥221,111	¥257,625	¥2,555,585	¥(61,343)	¥(75,904)	¥2,897,074	¥56,127	¥2,953,201

Notes	1: Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 20 “Redeemable Noncontrolling Interests.”

2:  Reclassification of change in accounting standards represents the amounts reclassified for the application of the Accounting Standards Update 2018-02 (“Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”—ASC 220 (“Income Statement—Reporting Comprehensive Income”)).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2017, 2018 AND 2019

ORIX Corporation and Subsidiaries

	Millions of yen
	2017	2018	2019
Cash Flows from Operating Activities:
Net income	¥280,926	¥321,589	¥327,039
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	253,677	279,923	295,589
Provision for doubtful receivables and probable loan losses	22,667	17,265	22,525
Equity in net income of affiliates (excluding interest on loans)	(24,549)	(46,587)	(29,674)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(63,419)	(49,203)	(33,314)
Bargain purchase gain	(5,802)	0	0
Gains on sales of securities other than trading	(30,907)	(32,083)	(10,182)
Gains on sales of operating lease assets	(69,265)	(35,291)	(62,883)
Write-downs of long-lived assets	9,134	5,525	2,418
Write-downs of securities	6,608	1,246	1,382
Deferred tax provision	25,318	5,588	(35,128)
Decrease in trading securities	159,809	144,367	95,370
Decrease (Increase) in inventories	(5,318)	10,609	6,852
Decrease (Increase) in trade notes, accounts and other receivable	8,362	(13,984)	(5,576)
Increase (Decrease) in trade notes, accounts and other payable	(6,660)	17,831	10,990
Increase (Decrease) in policy liabilities and policy account balances	(103,878)	(53,512)	10,109
Increase (Decrease) in income taxes payable	67,904	(74,241)	36,753
Other, net	59,193	69,749	(44,592)

Net cash provided by operating activities	583,800	568,791	587,678

Cash Flows from Investing Activities:
Purchases of lease equipment	(894,300)	(971,163)	(998,073)
Principal payments received under direct financing leases	483,627	470,870	469,262
Installment loans made to customers	(1,309,056)	(1,396,724)	(1,460,336)
Principal collected on installment loans	1,063,339	1,184,298	1,239,385
Proceeds from sales of operating lease assets	321,328	285,954	429,295
Investment in affiliates, net	(51,529)	(110,547)	(278,027)
Proceeds from sales of investment in affiliates	97,453	74,742	56,423
Purchases of available-for-sale debt securities	(452,508)	(372,236)	(556,213)
Proceeds from sales of available-for-sale debt securities	496,250	395,629	221,824
Proceeds from redemption of available-for-sale debt securities	105,255	97,565	73,156
Purchases of held-to-maturity debt securities	(306)	0	0
Purchases of equity securities other than trading	(36,543)	(67,147)	(66,959)
Proceeds from sales of equity securities other than trading	85,444	104,600	83,261
Purchases of property under facility operations	(95,601)	(80,095)	(62,221)
Acquisitions of subsidiaries, net of cash acquired	(79,403)	(66,034)	(119,105)
Sales of subsidiaries, net of cash disposed	55,530	43,278	56,584
Other, net	(14,243)	(32,110)	37,793

Net cash used in investing activities	(225,263)	(439,120)	(873,951)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	793	50,900	(50,881)
Proceeds from debt with maturities longer than three months	1,319,523	1,488,259	1,123,923
Repayment of debt with maturities longer than three months	(1,456,366)	(1,396,531)	(932,676)
Net increase in deposits due to customers	216,118	143,318	169,830
Cash dividends paid to ORIX Corporation shareholders	(61,299)	(72,757)	(88,438)
Acquisition of treasury stock	(12,128)	(39,110)	(707)
Contribution from noncontrolling interests	5,599	4,740	22,760
Purchases of shares of subsidiaries from noncontrolling interests	(25,840)	(11,299)	(86,165)
Net increase (decrease) in call money	(14,500)	(18,000)	20,000
Other, net	(5,630)	(8,510)	(10,999)

Net cash provided by (used in) financing activities	(33,730)	141,010	166,647

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	(2,994)	1,224	(1,911)

Net increase (decrease) in Cash, Cash Equivalents and Restricted Cash	321,813	271,905	(121,537)

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	811,399	1,133,212	1,405,117

Cash, Cash Equivalents and Restricted Cash at End of Year	¥1,133,212	¥1,405,117	¥1,283,580

Notes:	1. Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2016-18 (“Restricted Cash”—ASC 230 (“Statement of Cash Flows”)) on April 1, 2018.

2.  Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) has been applied since April 1, 2018. The amounts that previously reported have been reclassified for this application.

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORIX Corporation and Subsidiaries

1. Significant Accounting and Reporting Policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”), except for the accounting for stock splits. Significant accounting and reporting policies are summarized as follows:

(a) Basis of presenting financial statements

The Company and its subsidiaries in Japan maintain their books in conformity with Japanese accounting practices, which differ in certain respects from U.S. GAAP.

The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and, therefore, reflect certain adjustments to the books and records of the Company and its subsidiaries. The principal adjustments relate to revenue recognition for revenue from contracts with customers, initial direct costs to originate leases and loans, use of a straight-line basis of depreciation for operating lease assets, deferral of life insurance policy acquisition costs, calculation of insurance policy liabilities, accounting for goodwill and other intangible assets in business combinations, accounting for pension plans, accounting for sales of the parent’s ownership interest in subsidiaries, classification in the statements of cash flows, accounting for transfer of financial assets, accounting for investment in securities, accounting for fair value option and reflection of the income tax effect on such adjustments.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied. In addition, the consolidated financial statements include VIEs to which the Company and its subsidiaries are primary beneficiaries.

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses, the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and indefinite-lived intangible assets.

(d) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss), net of applicable income taxes, arise from the translation of foreign currency financial statements into Japanese yen.

(e) Revenue recognition

The Company and its subsidiaries recognize revenues from only contracts with customers that are not completed on April 1, 2018, such as sales of goods and real estate, and services income, based on the following five steps;

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

In accordance with these steps, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on gross amount as the principal.

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectability is reasonably assured in fiscal 2017 and 2018.

Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each of revenue items.

Finance Revenues—Finance revenues mainly include revenues from direct financing leases, installment loans, and financial guarantees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

(3) Revenues from financial guarantees

At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and the subsidiaries are released from the risk of the obligation.

(4) Non-accrual policy

In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual loans and lease receivables to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtors’ creditworthiness, such as the debtors’ business characteristics and financial conditions as well as relevant economic conditions and trends.

Gains on investment securities and dividends—Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends is established.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation and is depreciated over their estimated useful lives mainly on a straight-line basis. The estimated average useful lives of principal operating lease assets classified as transportation equipment is 8 years, measuring and information-related equipment is 4 years, real estate (other than land) is 28 years and other is 7 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of agent commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

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

(h) Impairment of long-lived assets

The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office buildings, condominiums and properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(i) Investment in securities

Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.

Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.

In addition, investments included in equity securities that are accounted for under the equity method are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.

Trading debt securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale debt securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.

Held-to-maturity debt securities are recorded at amortized cost.

For debt securities other than trading, where the fair value is less than the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When the Company and its subsidiaries deem a debt security to be other-than-temporarily impaired, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value of the debt security in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt security into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

(j) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

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

(k) Securitized assets

The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to trusts or special purpose companies, collectively special purpose entities (“SPEs”) that issue asset-backed beneficial interests and securities to the investors.

SPEs used in securitization transactions are consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs, and the transfers of the financial assets to those consolidated SPEs are not accounted for as sales. Assets held by consolidated SPEs continue to be accounted for as lease receivables or loan receivables, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(l) Derivative financial instruments

The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), net of applicable income taxes, depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(n) Stock-based compensation

The Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value on the grant date. The costs are recognized over the requisite service period.

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

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2019 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock splits were not considered to be stock dividends under U.S. GAAP.

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

(r) Property under facility operations

Property under facility operations consist primarily of operating facilities (including hotels, training facilities and senior housings) and environmental assets (including mega solar), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2017, 2018 and 2019 were ¥20,976 million, ¥25,444 million and ¥28,133 million, respectively. Accumulated depreciation was ¥101,103 million and ¥102,185 million as of March 31, 2018 and 2019, respectively. Estimated useful lives range up to 65 years for buildings, up to 60 years for structures and up to 30 years for others.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(s) Trade notes, accounts and other receivable

Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets and payment made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to lease contracts.

(t) Inventories

Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2018 and 2019, residential condominiums under development were ¥51,415 million and ¥55,860 million, respectively, and completed residential condominiums and merchandise for sale were ¥59,586 million and ¥59,835 million, respectively.

The Company and its subsidiaries recorded ¥916 million, ¥936 million and ¥703 million of write-downs principally on merchandise for sale for fiscal 2017, 2018 and 2019, respectively, primarily resulting from a decrease in expected sales price. These write-downs were recorded in costs of goods and real estate sold and principally included in Investment and Operation segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2017, 2018 and 2019 were ¥5,380 million, ¥5,131 million and ¥4,912 million, respectively. Accumulated depreciation was ¥51,395 million and ¥54,499 million as of March 31, 2018 and 2019, respectively. Estimated useful lives range up to 65 years for buildings and structures and up to 22 years for machinery and equipment.

(v) Other assets

Other assets consist primarily of goodwill and other intangible assets in acquisitions, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, servicing assets, derivative assets, contract assets related to real estate contract works and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the first step of the two-step impairment test. The first step of goodwill impairment test, used to identify potential impairment, calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares implied fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.

The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(y) Other Liabilities

Other liabilities include primarily accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and software services, and derivative liabilities.

(z) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥1,066 million, ¥1,043 million and ¥940 million in fiscal 2017, 2018 and 2019, respectively, primarily related to specific environmental assets and long-term real estate development projects.

(aa) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2017, 2018 and 2019 were ¥25,309 million, ¥26,083 million and ¥20,650 million, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(af) New accounting pronouncements

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued, and related amendments were issued thereafter. The core principle of these Updates requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company and its subsidiaries adopted these Updates on April 1, 2018, using the cumulative-effect method, for only those contracts that are not completed at the date of initial adoption. The adoption primarily resulted in changes in the timing of revenue recognition for performance fees received from customers regarding asset management business, and certain project-based orders in real estate business for which the Company and its subsidiaries currently apply the percentage-of-completion or completed contract method. The effect of adopting these Updates on the Company and its subsidiaries’ financial position at the adoption date was mainly an increase of ¥405 million in retained earnings in the consolidated balance sheets. There are no material effects on the Company and its subsidiaries’ results of operations for fiscal 2019 and financial position as of March 31, 2019 by adopting these Updates, as compared to the guidance that was in effect before the change.

In January 2016, Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) was issued. This Update requires an entity to measure equity investments at fair value, and requires recognizing the changes in fair value through earnings or using alternative method that requires carrying value to be adjusted by subsequent observable transactions. Additionally, this Update revises the presentation of certain fair value changes for financial liabilities measured at fair value. The Company and its subsidiaries adopted this Update on April 1, 2018. The effect of adopting this Update on the Company and its subsidiaries’ financial position at the adoption date was mainly a decrease of ¥2,899 million in accumulated other comprehensive income and an increase of ¥2,899 million in retained earnings in the consolidated balance sheets, due to reclassification of unrealized changes in fair value of equity investments from accumulated other comprehensive income to retained earnings, and reclassification of changes in fair value of financial liabilities resulting from a change in the instrument specific credit risk when the Company and its subsidiaries have elected to measure the liabilities at fair value in accordance with the fair value option, from retained earnings to accumulated other comprehensive income.

In February 2016, Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) (hereinafter, “new lease standard”) was issued, and related amendments were issued thereafter. These Updates require a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some changes. These Updates require an entity to disclose more information about leases than under the current disclosure requirements.

In July 2018, Accounting Standards Update 2018-11 (“Targeted Improvements”—ASC 842 (“Leases”)) was issued. This Update provides entities with an additional (and optional) transition method of which an entity initially applies new lease standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the fiscal year of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts ASC 840 will continue to be in accordance with ASC 840. This Update also provides lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component, where the timing and pattern of transfer of the nonlease component(s) and associated lease component are the same, and the lease component, if accounting for separately, would be classified as an operating lease.

In December 2018, Accounting Standards Update 2018-20 (“Narrow-Scope Improvements for Lessors”—ASC 842 (“Leases”)) was issued as amendments of the new lease standard. The amendments in this Update

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(1) provide an entity with an accounting policy election to account for the payment for all sales (and other similar) taxes as a lessor cost; (2) require lessors to exclude from variable payments lessor costs paid by lessees directly to third parties, and also require lessors to account for costs excluded from consideration of a contract that are paid by the lessor and reimbursed by the lessee as variable payments; and (3) require lessors to allocate (rather than recognize as currently required) certain variable payments to the lease and nonlease components when the changes in facts and circumstances on which the variable payment is based occur and recognize the amount of variable payments allocated to nonlease components as income in profit or loss in accordance with other Accounting Standards, such as ASC 606.

In March 2019, Accounting Standards Update 2019-01 (“Codification Improvements”—ASC 842 (“Leases”)) was issued as amendments of the new lease standard. This Update reinstates the exception in the new lease standard for lessors that are not manufacturers or dealers to use their costs, reflecting discounts, as the fair value of the underlying asset; and this Update clarifies the board’s original intent by explicitly providing an exception to ASC 250-10-50-3 (“Accounting Changes and Error Corrections—General”) interim disclosure requirements in the new lease standard transition disclosure requirements.

These Updates, excluding Accounting Standards Update 2019-01, are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective transition approach is required, applying the new lease standard to all leases existing at the date of initial adoption. An entity may choose to use either (1) the beginning of the fiscal year of adoption or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial adoption. Accounting Standards Update 2019-01 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early application is permitted.

Accounting Standards Update 2019-01 is applied retrospectively as of the date that the new lease standard is first applied. The Company and its subsidiaries will adopt these Updates, including Accounting Standards Update 2019-01, on April 1, 2019 and use the beginning of the fiscal year of adoption as the date of initial adoption. Consequently, financial information of comparative period will not be updated and the disclosures required under the new lease standard will not be provided for periods before April 1, 2019.

The new lease standard provides a number of optional practical expedients in transition. The Company and its subsidiaries will elect the “package of practical expedients”, which permits the Company and its subsidiaries to not reassess under the new lease standard the prior conclusions about lease identification, lease classification and initial direct costs. The Company and its subsidiaries will elect the new lease standard’s available transition practical expedients. The new lease standard also provides practical expedients for an entity’s ongoing accounting. The Company and its subsidiaries will elect the short-term lease recognition exemption mainly for vehicle and office equipment leases. Consequently, for those leases that meet the requirements, the Company and its subsidiaries will not recognize right-of-use (hereinafter, “ROU”) assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company and its subsidiaries also will elect the practical expedient to not separate lease and non-lease components for part of leases as lessors. The Company and its subsidiaries will expand their disclosures regarding lessee and lessor.

Based on the Company and its subsidiaries’ assessment and best estimates to date, the impact of the adoption of these Updates will likely result in gross up of ROU assets and corresponding lease liabilities principally for operating leases where it is the lessee, such as land leases and office and equipment leases. The effect of the adoption of these Updates on the Company and its subsidiaries’ financial position at the adoption date will be increases of approximately ¥286,000 million of ROU assets and almost same amount of lease liabilities in the consolidated balance sheets as of April 1, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In June 2016, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued, and related amendments were issued thereafter. These Updates significantly change how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of these Updates. These Updates also make targeted amendments to the current impairment model for available-for-sale debt securities. These Updates are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in these Updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company and its subsidiaries will adopt these Updates on April 1, 2020. Although the allowance for credit losses is expected to increase by adopting these Updates, the Company and its subsidiaries continue to evaluate the effect that the adoption of these Updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these Updates.

In August 2016, Accounting Standards Update 2016-15 (“Classification of Certain Cash Receipts and Cash Payments”—ASC 230 (“Statement of Cash Flows”)) was issued. This Update amends ASC 230 to add or clarify guidance on the classification of certain cash receipts and cash payments in the statement of cash flows. The Company and its subsidiaries adopted this Update on April 1, 2018. The adoption did not have an effect in the consolidated statements of cash flows.

In October 2016, Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) was issued. This Update eliminates the exception to defer the income tax consequences of intra-entity transfers of assets other than inventory until the assets are ultimately sold to an outside party and requires the recognition of the current and deferred tax consequences when those transfers occur. The Company and its subsidiaries adopted this Update on April 1, 2018. The effect of adopting this Update on the Company and its subsidiaries’ financial position at the adoption date was mainly an increase of ¥3,772 million in retained earnings in the consolidated balance sheets. In addition, the adoption had no material effect on the Company and its subsidiaries’ results of operations or financial position for fiscal 2019.

In November 2016, Accounting Standards Update 2016-18 (“Restricted Cash”—ASC 230 (“Statement of Cash Flows”)) was issued. This Update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company and its subsidiaries adopted this Update on April 1, 2018, using retrospective transition approach. The effects of adopting this Update for fiscal 2017, 2018 and 2019 are an increase of ¥12,363 million, a decrease of ¥9,466 million and an increase of ¥38,672 million, respectively, in cash, cash equivalents and restricted cash in the consolidated statements of cash flows. There are no material effects on the cash flows from operating activities, investing activities and financing activities of the Company and its subsidiaries by adopting this Update.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

tests performed on testing dates on or after January 1, 2017. The Company and its subsidiaries will adopt this Update on April 1, 2020. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operation or financial position will depend on the outcomes of future goodwill impairment tests.

In August 2017, Accounting Standards Update 2017-12 (“Targeted Improvements to Accounting for Hedging Activities”—ASC 815 (“Derivatives and Hedging”)) was issued, and related amendments were issued thereafter. These Updates change the recognition and presentation requirements of hedge accounting including eliminating the requirements to separately measure and report hedge ineffectiveness and presenting the entire change in the fair value of the hedging instrument that affects earnings in the same income statement line as the hedged item. These Updates are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted, including in an interim period. For cash flow hedges and net investment hedges existing at the date of adoption, an entity should apply a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings as of the beginning of fiscal year that an entity adopts the amendments in these Updates. The amended presentation and disclosure guidance is required only prospectively. The Company and its subsidiaries will adopt these Updates on April 1, 2019. The adoption of this Update will not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2018, Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued. This Update changes the recognition, measurement, presentation and disclosure requirements for long duration contracts issued by an insurance entity. This Update requires an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). This Update also requires market risk benefits to be measured at fair value, and simplifies amortization of deferred acquisition costs. Furthermore, this Update requires additional disclosures for long-duration contracts. This Update is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, this Update is applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of this Update) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, this Update is applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt this Update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this Update.

In August 2018, Accounting Standards Update 2018-13 (“Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”—ASC 820 (“Fair Value Measurement”)) was issued. This Update modifies and adds the disclosure requirements for Fair Value Measurements. This Update also removes disclosure requirements of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. This Update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. An entity is also permitted to early adopt any removed or modified disclosure requirements and delay adoption of the additional disclosure requirements until their effective date. Removals and modifications of disclosure requirements should be mainly applied

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

retrospectively to all periods presented upon their effective date, while the additional disclosure requirements should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. The Company and its subsidiaries early adopted the removals of disclosure requirements from the three months ended September 30, 2018. The Company and its subsidiaries will adopt the modifications and additions of disclosure requirements from fiscal 2021. Since this Update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

In August 2018, Accounting Standards Update 2018-14 (“Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans”—ASC 715-20 (“Compensation—Retirement Benefits—Defined Benefit Plans—General”)) was issued. This Update adds and clarifies the disclosure requirements for Pension Plans, and removes certain disclosure requirements such as the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year. This Update is effective for fiscal years ending after December 15, 2020. The amendments in this Update should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company and its subsidiaries will adopt this Update from fiscal 2021. Since this Update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.

(ag) Reclassifications

Revenues from financial guarantees in the consolidated statements of income have been reclassified from “Services income” to “Finance revenues” for fiscal 2019.

This change aims to reflect revenue structure of the Company and its subsidiaries more appropriately accompanying the adoption of ASC606 (“Revenue from Contracts with Customers”). Corresponding to this change, the presented amounts in the consolidated statements of income for fiscal 2017 and 2018 have also been reclassified retrospectively to conform to the presentation for fiscal 2019.

In the Company’s consolidated statements of income for fiscal 2017 and 2018, “Services income” in the amounts of ¥11,268 million and ¥14,148 million have been reclassified to “Finance revenues.”

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

Level 3 — Unobservable inputs for the assets or liabilities.

The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale debt securities, certain equity securities, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and 2019:

March 31, 2018

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥17,260	¥0	¥17,260	¥0
Trading securities	422,053	35,766	386,287	0
Available-for-sale securities:	1,015,477	65,716	828,844	120,917
Japanese and foreign government bond securities*2	275,810	3,949	271,861	0
Japanese prefectural and foreign municipal bond securities	163,236	0	163,236	0
Corporate debt securities*3	366,475	8,882	354,556	3,037
CMBS and RMBS in the Americas	74,176	0	38,166	36,010
Other asset-backed securities and debt securities	82,182	0	312	81,870
Equity securities*4	53,598	52,885	713	0
Other securities:	37,879	0	0	37,879
Investment funds*5	37,879	0	0	37,879
Derivative assets:	21,831	507	19,033	2,291
Interest rate swap agreements	327	0	327	0
Options held/written and other	7,025	0	4,734	2,291
Futures, foreign exchange contracts	14,057	507	13,550	0
Foreign currency swap agreements	422	0	422	0
Netting*6	(2,105)	0	0	0
Net derivative assets	19,726	0	0	0
Other assets:	15,008	0	0	15,008
Reinsurance recoverables*7	15,008	0	0	15,008

Total	¥1,529,508	¥101,989	¥1,251,424	¥176,095

Liabilities:
Derivative liabilities:	¥12,400	¥318	¥12,082	¥0
Interest rate swap agreements	4,924	0	4,924	0
Options held/written and other	701	0	701	0
Futures, foreign exchange contracts	3,447	318	3,129	0
Foreign currency swap agreements	3,220	0	3,220	0
Credit derivatives held	108	0	108	0
Netting*6	(2,105)	0	0	0
Net derivative Liabilities	10,295	0	0	0
Policy Liabilities and Policy Account Balances:	444,010	0	0	444,010
Variable annuity and variable life insurance contracts*8	444,010	0	0	444,010

Total	¥456,410	¥318	¥12,082	¥444,010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

*1

A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “Other (income) and expense, net” in the consolidated statements of income were a gain of ¥31 million and a loss of ¥663 million from the change in the fair value of the loans for fiscal 2017 and 2018, respectively. No gains or losses were recognized in earnings for fiscal 2017 and 2018 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2018, were ¥16,873 million and ¥17,260 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥387 million. As of March 31, 2018, there were no loans that are 90 days or more past due, or in non-accrual status.

*2

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥12 million and ¥12 million from the change in the fair value of those investments for fiscal 2017 and 2018, respectively. The amount of aggregate fair value elected the fair value option was ¥719 million as of March 31, 2018.

*3

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥31 million and ¥181 million from the change in the fair value of those investments for fiscal 2017 and 2018, respectively. The amount of aggregate fair value elected the fair value option was ¥8,882 million as of March 31, 2018.

*4

A certain subsidiary elected the fair value option for certain investments in equity securities included in available-for-sale securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥1,277 million and ¥961 million from the change in the fair value of those investments for fiscal 2017 and 2018, respectively. The amount of aggregate fair value elected the fair value option was ¥22,365 million as of March 31, 2018.

*5

Certain subsidiaries elected the fair value option for certain investments in investment funds included in other securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥699 million and ¥1,456 million from the change in the fair value of those investments for fiscal 2017 and 2018, respectively. The amount of aggregate fair value elected the fair value option was ¥5,665 million as of March 31, 2018.

*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7

Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets was ¥15,008 million as of March 31, 2018. For the effect of changes in the fair value of those reinsurance contracts on earnings for fiscal 2017 and 2018, see Note 25 “Life Insurance Operations.”

*8

Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match the earnings recognized for the changes in the fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances was ¥444,010 million as of March 31, 2018. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings for fiscal 2017 and 2018, see Note 25 “Life Insurance Operations.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2019

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥38,671	¥0	¥38,671	¥0
Trading debt securities	1,564	0	1,564	0
Available-for-sale debt securities:	1,264,244	24,831	1,138,966	100,447
Japanese and foreign government bond securities*2	430,851	3,227	427,624	0
Japanese prefectural and foreign municipal bond securities	193,305	0	190,417	2,888
Corporate debt securities*3	487,997	21,604	459,235	7,158
CMBS and RMBS in the Americas	61,479	0	61,479	0
Other asset-backed securities and debt securities	90,612	0	211	90,401
Equity securities*4*5	425,593	68,631	295,769	61,193
Derivative assets:	15,495	299	9,924	5,272
Interest rate swap agreements	138	0	138	0
Options held/written and other	11,140	0	5,868	5,272
Futures, foreign exchange contracts	3,007	299	2,708	0
Foreign currency swap agreements	1,203	0	1,203	0
Credit derivatives written	7	0	7	0
Netting*6	(1,497)	0	0	0
Net derivative assets	13,998	0	0	0
Other assets:	12,449	0	0	12,449
Reinsurance recoverables*7	12,449	0	0	12,449

Total	¥1,758,016	¥93,761	¥1,484,894	¥179,361

Liabilities:
Derivative liabilities:	¥25,958	¥522	¥25,436	¥0
Interest rate swap agreements	17,439	0	17,439	0
Options held/written and other	2,809	0	2,809	0
Futures, foreign exchange contracts	5,336	522	4,814	0
Foreign currency swap agreements	364	0	364	0
Credit derivatives held	10	0	10	0
Netting*6	(1,497)	0	0	0
Net derivative Liabilities	24,461	0	0	0
Policy Liabilities and Policy Account Balances:	360,198	0	0	360,198
Variable annuity and variable life insurance contracts*8	360,198	0	0	360,198

Total	¥386,156	¥522	¥25,436	¥360,198

*1

A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in “Other (income) and expense, net” in the consolidated statements of income was a gain of ¥401 million from the change in the fair value of the loans for fiscal 2019. No gains or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

losses were recognized in earnings for fiscal 2019 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2019, were ¥37,865 million and ¥38,671 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥806 million. As of March 31, 2019, there were no loans that are 90 days or more past due, or in non-accrual status.

*2

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income was a loss of ¥19 million from the change in the fair value of those investments for fiscal 2019. The amount of aggregate fair value elected the fair value option was ¥420 million as of March 31, 2019.

*3

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income was a gain of ¥784 million from the change in the fair value of those investments for fiscal 2019. The amount of aggregate fair value elected the fair value option was ¥21,136 million as of March 31, 2019.

*4

Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income was a gain of ¥1,141 million from the change in the fair value of those investments for fiscal 2019. The amount of aggregate fair value elected the fair value option was ¥5,811 million as of March 31, 2019.

*5	The amount of ¥12,100 million of investments funds measured at net asset value per share is not included.
*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7

Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets was ¥12,449 million as of March 31, 2019. For the effect of changes in the fair value of those reinsurance contracts on earnings for fiscal 2019, see Note 25 “Life Insurance Operations.”

*8

Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match the earnings recognized for the changes in the fair value of policy liabilities and policy account balances with earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances was ¥360,198 million as of March 31, 2019. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings during for fiscal 2019, see Note 25 “Life Insurance Operations.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in fiscal 2017, 2018 and 2019:

2017

	Millions of yen
										Change in
										unrealized
										gains or losses
		Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/or out of Level 3 (net)	Balance at March 31, 2017	included in earnings for assets and liabilities still held at March 31, 2017*1
	Balance at April 1, 2016	Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale securities	¥99,522	¥287	¥10,106	¥10,393	¥37,212	¥(6,545)	¥(16,066)	¥0	¥124,516	¥98
Corporate debt securities	5	0	(3)	(3)	1,800	0	(184)	0	1,618	0
CMBS and RMBS in the Americas	38,493	202	2,674	2,876	21,871	(466)	(4,916)	0	57,858	23
Other asset-backed securities and debt securities	61,024	85	7,435	7,520	13,541	(6,079)	(10,966)	0	65,040	75
Other securities	17,751	639	475	1,114	14,521	(5,585)	0	0	27,801	581
Investment funds	17,751	639	475	1,114	14,521	(5,585)	0	0	27,801	581
Derivative assets and liabilities (net)	8,208	(4,141)	0	(4,141)	2,480	0	(1,314)	0	5,233	(4,141)
Options held/written and other	8,208	(4,141)	0	(4,141)	2,480	0	(1,314)	0	5,233	(4,141)
Other asset	37,855	(22,398)	0	(22,398)	8,309	0	(1,650)	0	22,116	(22,398)
Reinsurance recoverables*5	37,855	(22,398)	0	(22,398)	8,309	0	(1,650)	0	22,116	(22,398)
Policy Liabilities and Policy Account Balances	795,001	3,651	0	3,651	0	0	(185,830)	0	605,520	3,651
Variable annuity and variable life insurance contracts*6	795,001	3,651	0	3,651	0	0	(185,830)	0	605,520	3,651

2018

	Millions of yen
										Change in
										unrealized
										gains or losses
		Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/or out of Level 3 (net)	Balance at March 31, 2018	included in earnings for assets and liabilities still held at March 31, 2018*1
	Balance at April 1, 2017	Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale securities	¥124,516	¥3,690	¥(5,717)	¥(2,027)	¥79,925	¥(37,942)	¥(43,555)	¥0	¥120,917	¥(35)
Corporate debt securities	1,618	0	2	2	2,050	0	(633)	0	3,037	0
CMBS and RMBS in the Americas	57,858	1,664	(3,248)	(1,584)	1,858	(3,347)	(18,775)	0	36,010	(97)
Other asset-backed securities and debt securities	65,040	2,026	(2,471)	(445)	76,017	(34,595)	(24,147)	0	81,870	62
Other securities	27,801	4,169	(1,976)	2,193	26,991	(19,106)	0	0	37,879	4,274
Investment funds	27,801	4,169	(1,976)	2,193	26,991	(19,106)	0	0	37,879	4,274
Derivative assets and liabilities (net)	5,233	(3,356)	0	(3,356)	2,024	0	(1,610)	0	2,291	(3,356)
Options held/written and other	5,233	(3,356)	0	(3,356)	2,024	0	(1,610)	0	2,291	(3,356)
Other asset	22,116	(11,191)	0	(11,191)	5,385	0	(1,302)	0	15,008	(11,191)
Reinsurance recoverables*5	22,116	(11,191)	0	(11,191)	5,385	0	(1,302)	0	15,008	(11,191)
Policy Liabilities and Policy Account Balances	605,520	(19,265)	0	(19,265)	0	0	(180,775)	0	444,010	(19,265)
Variable annuity and variable life insurance contracts*6	605,520	(19,265)	0	(19,265)	0	0	(180,775)	0	444,010	(19,265)

*1

Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6

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

2019

	Millions of yen
										Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2019*1
	Balance at April 1, 2018	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/or out of Level 3 (net)	Balance at March 31, 2019
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale debt securities	¥120,917	¥1,912	¥2,020	¥3,932	¥44,163	¥(23,241)	¥(27,221)	¥(18,103)	¥100,447	¥268
Japanese prefectural and foreign municipal bond securities	0	(553)	136	(417)	0	0	0	3,305	2,888	0
Corporate debt securities	3,037	0	4	4	3,100	0	(981)	1,998	7,158	0
CMBS and RMBS in the Americas	36,010	1,034	546	1,580	1,304	(6,711)	(8,777)	(23,406)	0	0
Other asset-backed securities and debt securities	81,870	1,431	1,334	2,765	39,759	(16,530)	(17,463)	0	90,401	268
Equity securities	37,879	4,443	578	5,021	37,871	(1,080)	(18,498)	0	61,193	4,192
Investment funds	37,879	4,443	578	5,021	37,871	(1,080)	(18,498)	0	61,193	4,192
Derivative assets and liabilities (net)	2,291	2,981	0	2,981	0	0	0	0	5,272	2,981
Options held/written and other	2,291	2,981	0	2,981	0	0	0	0	5,272	2,981
Other asset	15,008	(5,483)	0	(5,483)	3,572	0	(648)	0	12,449	(5,483)
Reinsurance recoverables*5	15,008	(5,483)	0	(5,483)	3,572	0	(648)	0	12,449	(5,483)
Policy Liabilities and Policy Account Balances	444,010	7,874	321	8,195	0	0	(75,617)	0	360,198	7,874
Variable annuity and variable life insurance contracts*6	444,010	7,874	321	8,195	0	0	(75,617)	0	360,198	7,874

*1

Principally, gains and losses from available-for-sale debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense, net” respectively. Additionally, for available-for-sale debt securities, amortization of interest recognized in finance revenues is included in these columns.

*2

Unrealized gains and losses from available-for-sale debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”

*3	Increases resulting from an acquisition of a subsidiary and insurance contracts ceded to reinsurance companies are included.
*4

Decreases resulting from the receipts of reimbursements for benefits, and decreases resulting from insurance payouts to variable annuity and variable life policyholders due to death, surrender and maturity of the investment period are included.

*5

“Included in earnings” in the above table includes changes in the fair value of reinsurance contracts recorded in “Life insurance costs” and reinsurance premiums, net of reinsurance benefits received, recorded in “Life insurance premiums and related investment income.”

*6

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

In fiscal 2019, Japanese prefectural and foreign municipal bond securities totaling ¥3,305 million were transferred from Level 2 to Level 3, since the valuation techniques to measure fair value of a certain foreign municipal bond security has been changed to discounted cash flows methodologies using unobservable inputs. The change of the valuation techniques is due to judgement that the Company and its subsidiaries cannot rely on price quotations from independent pricing service vendors and brokers considering deterioration of estimated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

cash flows from the security. In addition, corporate debt securities totaling ¥1,998 million were transferred from Level 2 to Level 3, since the inputs became unobservable. On the other hand, CMBS and RMBS in Americas totaling ¥23,406 million were transferred from Level 3 to Level 2, since the inputs such as trading price and/or bid price became observable due to the market returning to active.

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during fiscal 2018 and 2019. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

2018

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥7,526	¥0	¥0	¥7,526
Investment in operating leases and property under facility operations	3,916	0	0	3,916
Certain investments in affiliates	11,730	0	0	11,730

	¥23,172	¥0	¥0	¥23,172

2019

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥3,839	¥0	¥3,839	¥0
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥6,630	¥0	¥0	¥6,630
Investment in operating leases and property under facility operations	12,901	0	0	12,901
Certain investments in affiliates	2,897	0	0	2,897

	¥26,267	¥0	¥3,839	¥22,428

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value:

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the Americas are classified as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Trading debt securities, Available-for-sale debt securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models such as discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries judged that there has been increased overall trading activity, and the Company and its subsidiaries classified these securities as Level 2 for those securities that were measured at fair value based on the observable inputs such as trading price and/or bit price. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.

Equity securities

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. Certain subsidiaries elected the fair value option for investments in some funds. In addition, a certain subsidiary measures its investment held by the investment company which is owned by the subsidiary at fair value. These investment funds are classified as Level 3, because the subsidiaries measure their fair value based on discounted cash flow methodologies using inputs that are unobservable in the market and broker quotes.

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

Variable annuity and variable life insurance contracts

A certain subsidiary has elected the fair value option for the entire variable annuity and variable life insurance contracts held in order to match earnings recognized for changes in fair value of policy liabilities and policy account balances with the earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and changes in fair value of reinsurance contracts. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. These securities consist mainly of equity securities traded in the market. In addition, variable annuity and variable life insurance contracts are exposed to the minimum guarantee risk, and the subsidiary adjusts the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The variable annuity and variable life insurance contracts for which the fair value option is elected are classified as Level 3 because the subsidiary measures the fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and 2019.

	March 31, 2018
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale securities:
Corporate debt securities	¥3,037	Discounted cash flows	Discount rate	0.2% – 1.7%
				(0.9%)
CMBS and RMBS in the Americas	36,010	Discounted cash flows	Discount rate	6.4% – 20.0%
				(17.6%)
			Probability of default	0.0% – 24.7%
				(3.2%)
Other asset-backed securities and debt securities	18,146	Discounted cash flows	Discount rate	1.0% – 51.2%
				(10.0%)
			Probability of default	0.6% – 1.6%
				(1.0%)
	63,724	Appraisals/Broker quotes	—	—
Other securities:
Investment funds	5,665	Internal cash flows	Discount rate	0.0% – 40.0%
				(9.9%)
	25,246	Discounted cash flows	Discount rate	3.8% – 11.6%
				(8.3%)
	6,968	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	1,447	Discounted cash flows	Discount rate	0.0% – 15.0%
				(8.0%)
	844	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	15,008	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.1%)
			Lapse rate	1.5% – 30.0%
				(17.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(99.1%)

Total	¥176,095

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥444,010	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.2%)
			Lapse rate	1.5% – 54.0%
				(17.1%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(79.4%)

Total	¥444,010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2019
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,888	Discounted cash flows	Discount rate	8.5%
				(8.5%)
Corporate debt securities	2,162	Discounted cash flows	Discount rate	0.1% – 1.3%
				(0.8%)
	4,996	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	23,651	Discounted cash flows	Discount rate	0.2% – 51.2%
				(8.3%)
			Probability of default	0.6% – 1.6%
				(0.8%)
	66,750	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	6,012	Internal cash flows	Discount rate	0.0% – 65.0%
				(11.3%)
	32,702	Discounted cash flows	Discount rate	3.8% – 17.0%
				(14.1%)
	22,479	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	5,005	Discounted cash flows	Discount rate	0.0% – 15.0%
				(8.6%)
	267	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	12,449	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 24.0%
				(16.2%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(99.9%)

Total	¥179,361

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥360,198	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 54.0%
				(16.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(80.3%)

Total	¥360,198

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during fiscal 2018 and 2019.

	2018
	Millions of yen		Significant unobservable inputs	Range (Weighted average)
	Fair value	Valuation technique(s)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥7,526	Discounted cash flows	Discount rate	10.7%
				(10.7%)
		Direct capitalization	Capitalization rate	11.2%
				(11.2%)
Investment in operating leases and property under facility operations	27	Discounted cash flows	Discount rate	8.0%
				(8.0%)
	3,889	Appraisals	—	—
Certain investments in affiliates	11,730	Market price method	—	—
		Business enterprise value multiples	—	—
		Discounted cash flows	Discount rate	9.3% – 10.3%
				(9.8%)

	¥23,172

	2019
	Millions of yen		Significant unobservable inputs	Range (Weighted average)
	Fair value	Valuation technique(s)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥6,630	Direct capitalization	Capitalization rate	5.8% – 8.2%
				(6.3%)
		Appraisals	—	—
Investment in operating leases and property under facility operations	2,345	Discounted cash flows	Discount rate	7.3%
				(7.3%)
	10,556	Appraisals	—	—
Certain investments in affiliates	334	Business enterprise value multiples	—	—
		Discounted cash flows	Discount rate	14.0%
				(14.0%)
	2,563	Appraisals	—	—

	¥22,428

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

For more analysis of the sensitivity of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.

3. Acquisitions and Divestitures

(1) Acquisitions

During fiscal 2017, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥97,090 million, which was paid mainly in cash. In accordance with the finalization of purchase price allocation during fiscal 2018, the amount of goodwill was ¥33,370 million and the goodwill is not deductible for income tax purposes. The amount of acquired intangible assets other than goodwill was ¥35,559 million. The acquisitions were included in Investment and Operation segment and Overseas Business segment.

During fiscal 2018, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥71,840 million, which was paid mainly in cash. Goodwill initially recognized in these transactions amounted to ¥42,933 million and the goodwill is not deductible for income tax purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥40,008 million.

During fiscal 2019, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥148,483 million, which was paid mainly in cash. Goodwill initially recognized in these transactions amounted to ¥72,466 million and the goodwill is not deductible for income tax purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥15,991 million. The Company reflected certain preliminary estimates with respect to the fair value of certain components of the underlying net assets of these entities in determining amounts of the goodwill. The amount of the goodwill and intangible assets could possibly be adjusted because certain of these acquisitions were made near the fiscal year-end and the purchase price allocations have not been completed yet with respect to the final valuation of acquired intangible assets among others. The acquisitions were included in Overseas Business segment and Investment and Operation segment.

The Company recognized a bargain purchase gain of ¥5,802 million associated with one of its acquisitions for fiscal 2017. The purchase price allocation was finalized for the three months ended June 30, 2017. The Company did not recognize any bargain purchase gain associated with the purchase price allocation during the three months ended June 30, 2017. The Company did not recognize any bargain purchase gain during fiscal 2018 and 2019.

The segment in which goodwill is allocated is disclosed in Note 15 “Goodwill and Other Intangible Assets.”

(2) Divestitures

Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2017, 2018 and 2019 amounted to ¥63,419 million, ¥49,203 million and ¥33,314 million, respectively. Gains on sales of subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

and affiliates and liquidation losses, net for fiscal 2017 mainly consisted of ¥30,583 million in Overseas Business segment, ¥29,378 million in Investment and Operation segment, and ¥2,234 million in Corporate Financial Services segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2018 mainly consisted of ¥30,176 million in Investment and Operation segment, ¥15,408 million in Overseas Business segment, ¥2,028 million in Corporate Financial Services segment and ¥1,604 million in Real Estate segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2019 mainly consisted of ¥23,513 million in Overseas Business segment, ¥8,025 million in Real Estate segment and ¥1,220 million in Maintenance Leasing segment. The details of significant divestitures are as follows.

During fiscal 2017, gains on the sale of a subsidiary that runs the automotive supply wholesale business of ORIX Corporation USA were included in the amount of ¥30,583 million of gains on sales of subsidiaries and affiliates and liquidation losses, net in Overseas Business segment.

The Company changed the segment classification of DAIKYO INCORPORATED (hereinafter, “DAIKYO”) from Investment and Operation segment to Real Estate segment. As a result of this change, segment amounts for the previous fiscal year have been retrospectively reclassified.

(3) Determination of divestitures

During fiscal 2019, the Company has determined to sell ORIX Living Corporation, which is a consolidated subsidiary of the Company. The sale is expected to be completed during fiscal 2020. In the Company’s consolidated balance sheets as of March 31, 2019, the assets or debts of the business are mainly recognized as property under facility operations of ¥42,595 million, other liabilities of ¥23,078 million. Neither gain nor loss was recognized as the related assets and liabilities are classified as held for sale. These related assets and liabilities are included in Real Estate segment.

4. Revenues from Contracts with Customers

The following table provides information about revenues from contracts with customers, and other sources of revenue in fiscal 2019. For further information about sales of goods, real estate sales and services income in fiscal 2017 and 2018, see Note 5 “Sales of Goods and Real Estate Sales and Services Income.”

Millions of yen
2019
Goods or services category
Sales of goods	¥462,029
Real estate sales	134,136
Asset management and servicing	191,820
Automobile related services	78,723
Facilities operation	104,005
Environment and energy services	132,243
Real estate management and brokerage	103,062
Real estate contract work	82,217
Other	107,341

Total revenues from contracts with customers	¥1,395,576
Other revenues*	19,383

Total sales of goods and real estate and services income	¥1,414,959

*	Other revenues are not in the scope of ASC 606 (“Revenue from Contracts with Customers”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about costs of goods sold and real estate sold and services expense in fiscal 2019. For further information about costs of goods sold, costs of real estate sold and services expenses in fiscal 2017 and 2018, see Note 5 “Sales of Goods and Real Estate Sales and Services Income.”

Millions of yen
2019
Goods or services category
Costs of goods sold	¥419,001
Costs of real estate sold	116,260
Asset management and servicing	44,107
Automobile related services	47,859
Facilities operation	95,207
Environment and energy services	105,414
Real estate management and brokerage	94,869
Real estate contract work	71,958
Other	48,906

Total expenses of costs of goods and real estate sold and services expenses	¥1,043,581

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. In transaction that third party concerns, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financial component in considerations on transactions.

For further information about breakdowns of revenues disaggregated by goods or services category and geographical location by segment, see Note 33 “Segment Information.”

Revenue recognition criteria on each goods and services category are mainly the followings:

Sales of goods

The Company and its subsidiaries sell various goods such as precious metals, medical equipment, accounting software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.

Real estate sales

Certain subsidiaries are involved in developing and selling real estates. Revenues from sale of detached houses and residential condominiums are recognized when the real estate is delivered to customers.

Asset management and servicing

Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in asset under managements in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are accounted for by ASC 860 (“Transfers and Servicing”).

Automobile related services

Certain subsidiaries provide mainly automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Facilities operation

The Company and its subsidiaries are running hotels, Japanese inns, training facilities, senior housings and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of senior housing and other facilities, certain subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations are accounted for by ASC 610-20 (“Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets”).

Environment and energy services

The Company and its subsidiaries offer services that provide electric power for business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Real estate management and brokerage

The Company and its subsidiaries mainly offer management of condominiums, office buildings, and facilities and other, to customers, as real estate management and brokerage business. Since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform, revenues from these services are recognized over the contract period with customers. Direct measurement of the value transferred to customers based on time elapsed, is used as method of measuring progress. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Real estate contract work

Certain subsidiaries offer repair and contract work for condominiums, office buildings, and facilities, and other, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers controls as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize contract assets regarding a part of performance obligations that the subsidiaries performed, and the amounts are reported in other assets on the consolidated balance sheets. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Other

The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows;

Maintenance services of software, measurement equipment and other:

Certain subsidiaries offer accounting software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.

Fee business:

The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Balances from contracts with customers

	Millions of yen
	April 1, 2018	March 31, 2019
Trade Notes, Accounts and Other Receivable	¥154,590	¥161,884
Contract assets (Included in Other Assets)	1,058	2,277
Contract liabilities (Included in Other Liabilities)	45,545	45,371

For fiscal 2019, there were no significant changes in contract assets and contract liabilities.

For fiscal 2019, revenue amounted to ¥38,905 million was included in contract liabilities as of the beginning of this fiscal year.

As of March 31, 2019, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, facilities operation, real estate sales and amounted to ¥151,816 million. Remaining term for the obligations ranges up to 28 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.

As of March 31, 2019, assets recognized from the costs to obtain or fulfill contracts with customers are not material.

5. Sales of Goods and Real Estate Sales and Services Income

The following table provides information about sales of goods and real estate and costs of goods and real estate sold in fiscal 2017 and 2018. For further information about sales of goods, real estate sales, costs of goods sold and costs of real estate sold in fiscal 2019, see Note 4 “Revenues from Contracts with Customers.”

	Millions of yen
	2017	2018
Sales of goods	¥898,022	¥954,807
Real estate sales	117,227	124,245

Sales of goods and real estate	¥1,015,249	¥1,079,052

Costs of goods sold	¥832,423	¥896,515
Costs of real estate sold	96,371	106,994

Costs of goods and real estate sold	¥928,794	¥1,003,509

Revenue recognition criteria on each goods are the followings:

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

The following table provides information about services income and services expense in fiscal 2017 and 2018. For further information about services income and services expense in fiscal 2019, see Note 4 “Revenues from Contracts with Customers.”

	Millions of yen
	2017	2018
Revenues from asset management and servicing	¥190,454	¥213,667
Revenues from automobile related business	73,091	73,095
Revenues from facilities operation related business	102,399	104,187
Revenues from environment and energy business	100,102	112,821
Revenues from real estate management and contract work	181,088	183,243
Other	79,501	93,897

Services income	¥726,635	¥780,910

Expenses from asset management and servicing	¥47,126	¥49,848
Expenses from automobile related business	44,417	44,599
Expenses from facilities operation related business	87,709	90,623
Expenses from environment and energy business	77,020	89,278
Expenses from real estate management and contract work	160,917	166,487
Other	34,088	41,961

Services expense	¥451,277	¥482,796

Revenue recognition criteria on services category are mainly the followings:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

6. Cash Flow Information

The following table provides information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of March 31, 2018 and 2019, respectively.

	Millions of yen
	2018	2019
Cash and Cash Equivalents	¥1,321,241	¥1,161,032
Restricted Cash	83,876	122,548

Cash, Cash Equivalents and Restricted Cash	¥1,405,117	¥1,283,580

Cash payments during fiscal 2017, 2018 and 2019 are as follows:

	Millions of yen
	2017	2018	2019
Cash payments:
Interest	¥71,280	¥75,013	¥92,424
Income taxes, net	50,813	181,854	67,065

Non-cash activities in fiscal 2017, 2018 and 2019 are as follows.

In fiscal 2017, 2018 and 2019, real estate under operating leases of ¥1,273 million, ¥226 million and ¥1,373 million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral. In fiscal 2019, property under facility operations of ¥28 million and other assets of ¥320 million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral.

In fiscal 2018, assets and liabilities decreased by ¥4,313 million and ¥2,304 million, respectively, in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of installment loans, and the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

derecognized liabilities mainly consist of long-term debt. In fiscal 2019, assets and liabilities decreased by ¥12,805 million and ¥12,265 million, respectively, in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of installment loans and property under facility operations, and the derecognized liabilities mainly consist of long-term debt. Derecognition of these assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions.

In addition, the Company and its subsidiaries recognized identifiable assets acquired and liabilities assumed at their fair values in connection with the acquisitions, details of which are provided in Note 3 “Acquisitions and divestitures.”

7. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2018 and 2019 consists of the following:

	Millions of yen
	2018	2019
Total Minimum lease payments to be received	¥1,358,322	¥1,312,418
Less: Estimated executory costs	(57,959)	(60,787)
Minimum lease payments receivable	1,300,363	1,251,631
Estimated residual value	37,216	37,655
Initial direct costs	6,489	6,337
Unearned lease income	(149,180)	(139,991)

	¥1,194,888	¥1,155,632

Minimum lease payments receivable are due in periodic installments through fiscal 2039. At March 31, 2019, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2020	¥457,752
2021	304,985
2022	207,918
2023	123,066
2024	69,670
Thereafter	88,240

Total	¥1,251,631

Included in finance revenues in the consolidated statements of income are direct financing leases revenues of ¥56,349 million, ¥59,900 million and ¥58,246 million for fiscal 2017, 2018 and 2019, respectively.

Gains and losses from the disposition of direct financing lease assets, which were included in finance revenues, were not material for fiscal 2017, 2018 and 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

8. Investment in Operating Leases

Investment in operating leases at March 31, 2018 and 2019 consists of the following:

	Millions of yen
	2018	2019
Transportation equipment	¥1,249,683	¥1,304,925
Measuring and information-related equipment	245,492	266,436
Real estate	395,533	336,002
Other	29,118	31,152

	1,919,826	1,938,515
Accumulated depreciation	(605,415)	(634,478)

Net	1,314,411	1,304,037
Accrued rental receivables	30,515	31,922

	¥1,344,926	¥1,335,959

For fiscal 2017, 2018 and 2019, gains from the disposition of real estate under operating leases included in operating lease revenues are ¥53,004 million, ¥16,383 million and ¥36,763 million, respectively, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues are ¥16,261 million, ¥18,908 million and ¥26,120 million, respectively.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2017, 2018 and 2019 are as follows:

	Millions of yen
	2017	2018	2019
Depreciation expenses	¥185,277	¥195,047	¥202,858
Various expenses	58,260	57,280	54,463

	¥243,537	¥252,327	¥257,321

The operating lease contracts include non-cancelable lease terms that range up to 16 years at March 31, 2019. The minimum future rentals on non-cancelable operating leases due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2020	¥219,366
2021	152,949
2022	110,259
2023	74,577
2024	42,982
Thereafter	70,468

Total	¥670,601

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

9. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2018 and 2019 is as follows:

	Millions of yen
	2018	2019
Borrowers in Japan:
Consumer—
Housing loans	¥1,375,380	¥1,560,832
Card loans	264,323	245,139
Other	34,333	32,962

	1,674,036	1,838,933

Corporate—
Real estate companies	278,076	288,851
Non-recourse loans	18,318	53,067
Commercial, industrial and other companies	301,083	266,675

	597,477	608,593

Overseas:
Non-recourse loans	54,987	49,915
Commercial, industrial companies and other	478,336	763,813

	533,323	813,728
Purchased loans*	18,933	16,416

	¥2,823,769	¥3,277,670

*

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

Generally, installment loans are made under agreements that require the borrower to provide collateral or guarantors.

At March 31, 2019, the contractual maturities of installment loans (except purchased loans) for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2020	¥483,061
2021	345,321
2022	288,281
2023	228,442
2024	245,607
Thereafter	1,670,542

Total	¥3,261,254

Revenues from installment loans which are included in finance revenues in the consolidated statements of income are ¥127,128 million, ¥134,211 million and ¥148,863 million for fiscal 2017, 2018 and 2019, respectively.

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

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2018 and 2019 were ¥18,300 million and ¥54,311 million, respectively. There were ¥17,260 million and ¥38,671 million of loans held for sale as of March 31, 2018 and 2019, respectively, measured at fair value by electing the fair value option.

Purchased loans acquired by the Company and its subsidiaries are generally loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely and characterized by extended period of non-performance by the borrower, and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥18,933 million and ¥16,416 million as of March 31, 2018 and 2019, respectively, and the fair value at the acquisition date of purchased loans acquired during fiscal 2018 and 2019 were ¥2,886 million and ¥4,716 million, respectively.

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired, and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥5,101 million and ¥3,658 million as of March 31, 2018 and 2019, respectively.

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2017, 2018 and 2019 are as follows:

	Millions of yen
	2017	2018	2019
Beginning balance	¥8,233	¥6,061	¥4,292
Provision (Reversal)	(1,247)	(539)	(331)
Charge-offs	(841)	(1,375)	(822)
Recoveries	232	152	126
Other*	(316)	(7)	(79)

Ending balance	¥6,061	¥4,292	¥3,186

*	Other includes foreign currency translation adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

10. Credit Quality of Financing Receivables and the Allowance for Credit Losses

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

The following table provides information about the allowance for credit losses for fiscal 2017, 2018 and 2019:

	March 31, 2017
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥13,267	¥1,800	¥23,391	¥8,233	¥13,380	¥60,071
Provision (Reversal)	17,844	1,134	3,564	(1,247)	1,372	22,667
Charge-offs	(13,363)	0	(4,485)	(841)	(4,067)	(22,756)
Recoveries	469	0	222	232	11	934
Other*2	382	17	(1,613)	(316)	(159)	(1,689)

Ending balance	¥18,599	¥2,951	¥21,079	¥6,061	¥10,537	¥59,227

Individually evaluated for impairment	2,927	2,114	10,565	4,462	0	20,068
Not individually evaluated for impairment	15,672	837	10,514	1,599	10,537	39,159

Financing receivables:
Ending balance	¥1,616,009	¥88,726	¥1,063,628	¥24,795	¥1,204,024	¥3,997,182

Individually evaluated for impairment	16,667	6,032	28,883	7,443	0	59,025
Not individually evaluated for impairment	1,599,342	82,694	1,034,745	17,352	1,204,024	3,938,157

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2018
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥18,599	¥2,951	¥21,079	¥6,061	¥10,537	¥59,227
Provision (Reversal)	11,922	(173)	3,814	(539)	2,241	17,265
Charge-offs	(9,784)	(2,031)	(4,643)	(1,375)	(2,733)	(20,566)
Recoveries	657	0	260	152	32	1,101
Other*3	(198)	(59)	(2,103)	(7)	12	(2,355)

Ending balance	¥21,196	¥688	¥18,407	¥4,292	¥10,089	¥54,672

Individually evaluated for impairment	3,020	149	8,295	2,880	0	14,344
Not individually evaluated for impairment	18,176	539	10,112	1,412	10,089	40,328

Financing receivables :
Ending balance	¥1,739,173	¥73,305	¥974,058	¥18,933	¥1,194,888	¥4,000,357

Individually evaluated for impairment	18,911	3,745	19,385	5,101	0	47,142
Not individually evaluated for impairment	1,720,262	69,560	954,673	13,832	1,194,888	3,953,215

	March 31, 2019
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥21,196	¥688	¥18,407	¥4,292	¥10,089	¥54,672
Provision (Reversal)	12,400	213	5,919	(331)	4,324	22,525
Charge-offs	(13,115)	0	(4,080)	(822)	(2,413)	(20,430)
Recoveries	687	0	246	126	158	1,217
Other*4	27	18	170	(79)	(109)	27

Ending balance	¥21,195	¥919	¥20,662	¥3,186	¥12,049	¥58,011

Individually evaluated for impairment	3,372	166	8,276	1,917	0	13,731
Not individually evaluated for impairment	17,823	753	12,386	1,269	12,049	44,280

Financing receivables :
Ending balance	¥1,906,022	¥99,028	¥1,201,893	¥16,416	¥1,155,632	¥4,378,991

Individually evaluated for impairment	23,163	4,448	27,452	3,764	0	58,827
Not individually evaluated for impairment	1,882,859	94,580	1,174,441	12,652	1,155,632	4,320,164

Note:	Loans held for sale are not included in the table above.
*1

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2	Other mainly includes foreign currency translation adjustments and decrease in allowance related to deconsolidated subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

*3	Other mainly includes foreign currency translation adjustments and decrease in allowance related to sales of loans.
*4	Other mainly includes foreign currency translation adjustments.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the impaired loans as of March 31, 2018 and 2019:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2019
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1		¥17,593	¥17,521	¥0
Consumer borrowers		1,158	1,111	0
	Housing loans	589	542	0
	Card loans	0	0	0
	Other	569	569	0
Corporate borrowers		16,329	16,304	0
Non-recourse loans	Japan	232	232	0
	The Americas	3,404	3,404	0
Other	Real estate companies	887	887	0
	Entertainment companies	0	0	0
	Other	11,806	11,781	0
Purchased loans		106	106	0
With an allowance recorded *2		41,234	40,234	13,731
Consumer borrowers		22,005	21,401	3,372
	Housing loans	3,845	3,639	835
	Card loans	3,945	3,937	633
	Other	14,215	13,825	1,904
Corporate borrowers		15,571	15,175	8,442
Non-recourse loans	Japan	0	0	0
	The Americas	812	812	166
Other	Real estate companies	1,493	1,480	419
	Entertainment companies	1,382	1,374	490
	Other	11,884	11,509	7,367
Purchased loans		3,658	3,658	1,917

Total		¥58,827	¥57,755	¥13,731

Consumer borrowers		23,163	22,512	3,372

	Housing loans	4,434	4,181	835

	Card loans	3,945	3,937	633

	Other	14,784	14,394	1,904

Corporate borrowers		31,900	31,479	8,442

Non-recourse loans	Japan	232	232	0

	The Americas	4,216	4,216	166

Other	Real estate companies	2,380	2,367	419

	Entertainment companies	1,382	1,374	490

	Other	23,690	23,290	7,367

Purchased loans		3,764	3,764	1,917

Note:	Loans held for sale are not included in the table above.
*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for fiscal 2017, 2018 and 2019:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2019
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥20,601	¥392	¥356
	Housing loans	4,099	133	129
	Card loans	4,020	59	52
	Other	12,482	200	175
Corporate borrowers		25,381	289	276
Non-recourse loans	Japan	247	7	7
	The Americas	2,851	0	0
Other	Real estate companies	2,482	38	38
	Entertainment companies	1,530	41	34
	Other	18,271	203	197
Purchased loans		4,678	88	87

Total		¥50,660	¥769	¥719

Note:	Loans held for sale are not included in the table above.
*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2018 and 2019:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2019
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,870,447	¥23,163	¥12,412	¥35,575	¥1,906,022
	Housing loans	1,593,005	4,434	1,388	5,822	1,598,827
	Card loans	239,523	3,945	1,671	5,616	245,139
	Other	37,919	14,784	9,353	24,137	62,056
Corporate borrowers		1,269,021	31,900	0	31,900	1,300,921
Non-recourse loans	Japan	48,881	232	0	232	49,113
	The Americas	45,699	4,216	0	4,216	49,915
Other	Real estate companies	352,669	2,380	0	2,380	355,049
	Entertainment companies	64,665	1,382	0	1,382	66,047
	Other	757,107	23,690	0	23,690	780,797
Purchased loans		12,652	3,764	0	3,764	16,416
Direct financing leases		1,140,825	0	14,807	14,807	1,155,632
	Japan	787,081	0	6,158	6,158	793,239
	Overseas	353,744	0	8,649	8,649	362,393

Total		¥4,292,945	¥58,827	¥27,219	¥86,046	¥4,378,991

Note:	Loans held for sale are not included in the table above.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2018 and 2019:

	March 31, 2018
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥6,750	¥15,740	¥22,490	¥1,739,173	¥15,740
	Housing loans	2,560	3,340	5,900	1,402,838	3,340
	Card loans	604	2,268	2,872	264,323	2,268
	Other	3,586	10,132	13,718	72,012	10,132
Corporate borrowers		3,404	8,949	12,353	1,047,363	18,326
Non-recourse loans	Japan	0	0	0	18,318	0
	The Americas	1,655	92	1,747	54,987	3,491
Other	Real estate companies	346	644	990	328,712	1,593
	Entertainment companies	0	760	760	83,314	760
	Other	1,403	7,453	8,856	562,032	12,482
Direct financing leases		5,184	12,084	17,268	1,194,888	12,084
	Japan	628	5,943	6,571	826,168	5,943
	Overseas	4,556	6,141	10,697	368,720	6,141

Total		¥15,338	¥36,773	¥52,111	¥3,981,424	¥46,150

	March 31, 2019
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥5,783	¥15,647	¥21,430	¥1,906,022	¥15,647
	Housing loans	1,721	2,654	4,375	1,598,827	2,654
	Card loans	548	2,127	2,675	245,139	2,127
	Other	3,514	10,866	14,380	62,056	10,866
Corporate borrowers		4,960	13,753	18,713	1,300,921	27,979
Non-recourse loans	Japan	0	0	0	49,113	0
	The Americas	2,925	2,457	5,382	49,915	3,818
Other	Real estate companies	2	552	554	355,049	1,392
	Entertainment companies	0	663	663	66,047	663
	Other	2,033	10,081	12,114	780,797	22,106
Direct financing leases		7,181	14,807	21,988	1,155,632	14,807
	Japan	679	6,158	6,837	793,239	6,158
	Overseas	6,502	8,649	15,151	362,393	8,649

Total		¥17,924	¥44,207	¥62,131	¥4,362,575	¥58,433

Note:	Loans held for sale and purchased loans are not included in the table above.

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

The following table provides information about troubled debt restructurings of financing receivables that occurred during fiscal 2017, 2018 and 2019:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2019
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥13,280	¥9,294
	Housing loans	222	105
	Card loans	2,106	1,393
	Other	10,952	7,796
Corporate borrowers		6,002	6,001
Other	Other	6,002	6,001

Total		¥19,282	¥15,295

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

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2019 and for which there was a payment default during fiscal 2019:

	March 31, 2019
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥2,013
	Card loans	22
	Other	1,991

Total		¥2,013

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

As of March 31, 2018 and 2019, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥245 million and ¥251 million as of March 31, 2018 and 2019, respectively.

11. Investment in Securities

Investment in securities as of March 31, 2018 consists of the following:

Millions of yen
2018
Trading securities*	¥422,053
Available-for-sale securities	1,015,477
Held-to-maturity securities	113,891
Other securities	178,034

Total	¥1,729,455

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

*	The amount of assets under management of variable annuity and variable life insurance contracts included in trading securities was ¥403,797 million as of March 31, 2018.

Gains and losses realized from the sale of trading securities and net unrealized holding gains (losses) on trading securities are included in gains on investment securities and dividends and life insurance premiums and related investment income. For further information, see Note 24 “Gains on Investment Securities and Dividends” and Note 25 “Life Insurance Operations.” Net unrealized holding gains (losses) on trading securities held as of March 31, 2017 and 2018 were gains of ¥19,049 million and ¥14,497 million for fiscal 2017 and 2018, respectively.

During fiscal 2017 and 2018, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥549,865 million and ¥456,270 million, respectively, resulting in gross realized gains of ¥33,804 million and ¥31,312 million, respectively, and gross realized losses of ¥3,103 million and ¥596 million, respectively. The cost of the securities sold was based on the average cost of each issue of securities held at the time of the sale.

Other securities consist mainly of non-marketable equity securities and preferred equity securities carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share. The aggregate carrying amount of other securities accounted for under the cost method totaled ¥27,334 million as of March 31, 2018. Investments with an aggregate cost of ¥27,260 million were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2018, these investments were fair valued at ¥719 million.

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2018, these investments were fair valued at ¥8,882 million.

A certain subsidiary elected the fair value option for certain investments in equity securities included in available-for-sale securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the equity securities and the derivatives used to reduce the risks of fluctuations in market prices of these equity securities and exchange rates. As of March 31, 2018, these equity securities were fair valued at ¥22,365 million.

Certain subsidiaries elected the fair value option for certain investments in investment funds included in other securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2018, these investments were fair valued at ¥5,665 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Investment in securities as of March 31, 2019 consists of the following:

Millions of yen
2019
Equity securities*	¥549,047
Trading debt securities	1,564
Available-for-sale debt securities	1,264,244
Held-to-maturity debt securities	114,061

Total	¥1,928,916

*

The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities was ¥324,220 million as of March 31, 2019. The amount of investment funds that are accounted for under the equity method included in equity securities was ¥75,923 million as of March 31, 2019. The amount of investment funds elected for the fair value option included in equity securities was ¥5,811 million as of March 31, 2019.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 24 “Gains on Investment Securities and Dividends” and Note 25 “Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of March 31, 2019 were losses of ¥56 million for fiscal 2019, which did not include net unrealized holding gains (losses) on the both investment funds above mentioned.

Equity securities include non-marketable equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following table provides information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2019 and for fiscal 2019.

	Millions of yen
	March 31, 2019			2019
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥35,431	¥(1,688)	¥18	¥(159)	¥18

Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of March 31, 2019 were gains of ¥156 million for fiscal 2019.

During fiscal 2019, the Company and its subsidiaries sold available-for-sale debt securities for aggregate proceeds of ¥221,824 million, resulting in gross realized gains of ¥5,134 million and gross realized losses of ¥101 million. The cost of the debt securities sold was based on the average cost of each issue of securities held at the time of the sale.

Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2019, these investments were fair valued at ¥5,811 million.

A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2019, these investments were fair valued at ¥420 million.

A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2019, these investments were fair valued at ¥21,136 million.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type as of March 31, 2018 are as follows:

March 31, 2018

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale securities:
Japanese and foreign government bond securities	¥271,866	¥11,383	¥(7,439)	¥275,810
Japanese prefectural and foreign municipal bond securities	160,549	3,247	(560)	163,236
Corporate debt securities	368,106	2,974	(4,605)	366,475
CMBS and RMBS in the Americas	72,793	2,543	(1,160)	74,176
Other asset-backed securities and debt securities	78,828	3,420	(66)	82,182
Equity securities	49,971	5,653	(2,026)	53,598

	1,002,113	29,220	(15,856)	1,015,477

Held-to-maturity securities:
Japanese government bond securities and other	113,891	26,933	0	140,824

	¥1,116,004	¥56,153	¥(15,856)	¥1,156,301

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale debt securities and held-to-maturity debt securities in each major security type as of March 31, 2019 are as follows:

March 31, 2019

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥416,218	¥20,133	¥(5,500)	¥430,851
Japanese prefectural and foreign municipal bond securities	189,792	3,749	(236)	193,305
Corporate debt securities	485,156	5,205	(2,364)	487,997
CMBS and RMBS in the Americas	59,954	2,566	(1,041)	61,479
Other asset-backed securities and debt securities	88,620	3,381	(1,389)	90,612

	1,239,740	35,034	(10,530)	1,264,244

Held-to-maturity debt securities:
Japanese government bond securities and other	114,061	30,265	0	144,326

	¥1,353,801	¥65,299	¥(10,530)	¥1,408,570

The following table provides information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2018:

March 31, 2018

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale securities:
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about available-for-sale debt securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2019:

March 31, 2019

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥51,551	¥(1,119)	¥98,830	¥(4,381)	¥150,381	¥(5,500)
Japanese prefectural and foreign municipal bond securities	1,329	(35)	4,510	(201)	5,839	(236)
Corporate debt securities	9,156	(18)	68,924	(2,346)	78,080	(2,364)
CMBS and RMBS in the Americas	10,194	(362)	7,147	(679)	17,341	(1,041)
Other asset-backed securities and debt securities	10,253	(411)	28,748	(978)	39,001	(1,389)

	¥82,483	¥(1,945)	¥208,159	¥(8,585)	¥290,642	¥(10,530)

The number of investment securities that were in an unrealized loss position as of March 31, 2018 and 2019 were 320 and 199, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

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

The unrealized loss associated with government bond securities and corporate debt securities are primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectability of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for fiscal 2017, 2018 and 2019 are as follows:

	Millions of yen
	2017	2018	2019
Total other-than-temporary impairment losses	¥6,608	¥1,246	¥1,359
Portion of loss recognized in other comprehensive income (before taxes)	0	0	(136)

Net impairment losses recognized in earnings	¥6,608	¥1,246	¥1,223

Total other-than-temporary impairment losses for fiscal 2017 were related to equity securities and other securities. Total other-than-temporary impairment losses for fiscal 2018 were related to equity securities, other securities and debt securities. Total other-than-temporary impairment losses for fiscal 2019 were related to debt securities.

During fiscal 2018 and 2019, other-than-temporary impairment losses related to debt securities are recognized mainly on certain foreign municipal bond securities and certain other asset-backed securities. These securities have experienced credit losses due to deterioration in utilization rates and a decline in value of the underlying assets. The credit loss assessment is made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed securities, that were estimated based on a number of assumptions such as seniority of the security. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

Other-than-temporary impairments related to the non-credit losses recognized in other comprehensive income (loss) were related to CMBS and RMBS in the Americas and foreign municipal bond securities. These impairments included the amount of unrealized gains or losses for the changes in fair value of the debt securities after recognition of other-than-temporary impairments in earnings. Gross unrealized gains and gross unrealized losses recorded in accumulated other comprehensive income (loss) as of March 31, 2018 and 2019 are as follows:

	Millions of yen
	March 31, 2018		March 31, 2019
	Gross unrealized gains	Gross unrealized losses	Gross unrealized gains	Gross unrealized losses
Before taxes	¥42	¥0	¥0	¥0
Net of taxes	¥33	¥0	¥0	¥0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

For debt securities held as of March 31, 2017, 2018 and 2019, roll-forwards of the amount of accumulated other-than-temporary impairments related to credit losses for fiscal 2017, 2018 and 2019 are as follows:

	Millions of yen
	2017	2018	2019
Beginning	¥1,413	¥1,220	¥1,021
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	0	0	1,103
Reduction during the period:
For securities sold or redeemed	(171)	0	(22)
Due to change in intent to sell or requirement to sell	(22)	(199)	0

Ending	¥1,220	¥1,021	¥2,102

The following is a summary of the contractual maturities of available-for-sale debt securities and held-to-maturity debt securities held as of March 31, 2019:

Available-for-sale debt securities held as of March 31, 2019:

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥64,120	¥64,381
Due after one to five years	205,377	207,630
Due after five to ten years	558,592	555,858
Due after ten years	411,651	436,375

	¥1,239,740	¥1,264,244

Held-to-maturity debt securities held as of March 31, 2019:

	Millions of yen
	Amortized cost	Fair value
Due after five to ten years	¥3,983	¥4,808
Due after ten years	110,078	139,518

	¥114,061	¥144,326

Debt securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in finance revenues in the consolidated statements of income is interest income on investment securities of ¥14,031 million, ¥15,756 million and ¥14,745 million for fiscal 2017, 2018 and 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

A certain foreign subsidiary acquired debt securities with evidence of deterioration of credit quality at the time of acquisition, and it was not probable the subsidiary was able to recover all contractual amounts of those debt securities. The subsidiary determined the expected future cash flows taking into account historical cash collections for debt securities with similar characteristics as well as expected prepayments and the amount and the timing of undiscounted expected principal, interest and other cash flows for each pool of debt securities. Accretable yield represents the excess of expected future cash flows over carrying value of the debt securities, which is recognized as interest income over the remaining life of the debt securities. For a debt security for which the fair value is less than the amortized cost basis, the subsidiary estimates the present value of cash flows expected to be collected from the security and compares it with the amortized cost basis of the security to determine whether a credit loss exists. If, based on current information and events, the subsidiary determines a credit loss exists for that security, an other-than-temporary impairment is considered to have occurred. For a debt security for which an other-than-temporary impairment is considered to have occurred, the subsidiary recognizes the entire difference between the amortized cost and the fair value in earnings if the subsidiary intends to sell the debt security or it is more likely than not that the subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the subsidiary does not intend to sell the debt security and it is not more likely than not that the subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the subsidiary separates the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes. The carrying amounts and the nominal value of debt securities acquired with evidence of deterioration of credit quality were ¥17 million and ¥337 million as of March 31, 2018. The outstanding balance of accretable yield was ¥298 million as of March 31, 2018. In addition, there was no such debt security as of March 31, 2019.

12. Transfer of Financial Assets

The Company and its subsidiaries have securitized and transferred financial assets such as installment loans (commercial mortgage loans, housing loans and other).

In the securitization process, these financial assets are transferred to SPEs that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries often have continuing involvement with transferred financial assets by retaining the servicing arrangements and the interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

During fiscal 2017, 2018 and 2019, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥280,350 million, ¥394,688 million and ¥475,904 million, respectively. For fiscal 2018 and 2019, gains (losses) from the securitization and transfer of loans were ¥12,702 million and ¥16,342 million, respectively, which is included in finance revenues in the consolidated statements of income. For fiscal 2017, gains (losses) from the securitization and transfer of loans were not material.

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets during fiscal 2018 and 2019 are as follows:

	Millions of yen
	2018	2019
Beginning balance	¥17,303	¥28,756
Increase mainly from loans sold with servicing retained	16,983	6,275
Decrease mainly from amortization	(4,019)	(4,728)
Increase (Decrease) from the effects of changes in foreign exchange rates	(1,511)	1,269

Ending balance	¥28,756	¥31,572

The fair value of the servicing assets as of March 31, 2018 and 2019 are as follows:

	Millions of yen
	March 31, 2018	March 31, 2019
Beginning balance	¥24,907	¥35,681
Ending balance	¥35,681	¥39,846

13. Variable Interest Entities

The Company and its subsidiaries use SPEs in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for these SPEs. The Company and its subsidiaries determine a variable interest entity (hereinafter, “VIE”) among those SPEs when (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity.

The Company and its subsidiaries perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore results in the consolidation of the VIE:

•	the power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

•	the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.

The following are the factors that the Company and its subsidiaries are considering in a qualitative assessment:

•	which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities;

•	characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents);

•	involvement of other variable interest holders; and

•	the entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders.

The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	designing the structuring of a transaction;

•	providing an equity investment and debt financing;

•	being the investment manager, asset manager or servicer and receiving variable fees; and

•	providing liquidity and other financial support.

The Company and its subsidiaries do not have the power to direct activities of a VIE that most significantly impact the VIE’s economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIE.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2018

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,181	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	103,288	27,892	46,860	0
(d) VIEs for corporate rehabilitation support business	1,057	49	0	0
(e) VIEs for investment in securities	42,456	60	60	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	116,665	72,219	89,103	0
(g) VIEs for securitization of loan receivable originated by third parties	9,783	10,425	9,783	0
(h) VIEs for power generation projects	236,367	117,906	138,159	85,371
(i) Other VIEs	177,373	67,592	161,729	0

Total	¥689,170	¥296,143	¥445,694	¥85,371

March 31, 2019

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,014	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	94,404	31,208	49,587	0
(d) VIEs for corporate rehabilitation support business	564	30	0	0
(e) VIEs for investment in securities	72,347	121	42	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	228,859	175,115	228,859	0
(g) VIEs for securitization of loan receivable originated by third parties	2,264	2,729	2,264	0
(h) VIEs for power generation projects	282,739	195,915	242,937	54,533
(i) Other VIEs	149,333	45,082	120,312	0

Total	¥832,524	¥450,200	¥644,001	¥54,533

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

2.	Non-consolidated VIEs

March 31, 2018

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥8,602	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	35,812	0	2,424	2,424
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	19,170,411	0	75,336	108,678
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,355,962	0	16,653	16,670
(h) VIEs for power generation projects	29,539	0	1,920	1,920
(i) Other VIEs	467,259	3,732	23,484	29,813

Total	¥21,067,585	¥3,732	¥120,808	¥160,496

March 31, 2019

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥8,524	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	34,872	0	3,426	3,426
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	3,493,461	0	60,329	81,337
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	982,353	0	21,768	21,776
(h) VIEs for power generation projects	26,495	0	1,783	1,783
(i) Other VIEs	391,602	3,200	32,569	37,947

Total	¥4,937,307	¥3,200	¥120,866	¥147,260

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

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

Variable interests of non-consolidated VIEs, which the Company has, are mainly included in other assets in the Company’s consolidated balance sheets.

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

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiaries are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

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

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts and other payable and other liabilities.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt, trade notes, accounts and other payable and other liabilities. The Company and a certain subsidiary have commitment agreements by which the Company and the subsidiary may be required to make additional investment or execute loans in certain such consolidated VIEs.

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

The Company may use VIEs for financing. The Company transfers its own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company continually holds subordinated interests in the SPEs and performs administrative work of such assets. The Company consolidates such SPEs because the Company has a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and has the obligation to absorb expected losses of them by holding the subordinated interests.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, investment in affiliates, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests in non-consolidated VIEs, which the Company and its subsidiaries have, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.

14. Investment in Affiliates

Investment in affiliates at March 31, 2018 and 2019 consists of the following:

	Millions of yen
	2018	2019
Shares	¥531,481	¥789,638
Loans and others	59,882	53,122

	¥591,363	¥842,760

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥176,216 million and ¥225,569 million, respectively, as of March 31, 2018 and ¥168,569 million and ¥188,456 million, respectively, as of March 31, 2019.

In fiscal 2017, 2018 and 2019, the Company and its subsidiaries received dividends from affiliates of ¥14,913 million, ¥47,688 million and ¥17,334 million, respectively.

In the Company’s consolidated balance sheets, the book value of investment in affiliates over the underlying equity in the net assets of such affiliates as of date of the most recent available financial statements of the investees were ¥95,575 million and ¥87,424 million as of March 31, 2018 and 2019, respectively. The differences mainly consist of goodwill and fair value adjustments for fixed assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

A company comprising a significant portion of investment in affiliates was Avolon Holdings Limited (30% of equity share) as of March 31, 2019.

Combined and condensed information relating to the affiliates for fiscal 2017, 2018 and 2019 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	2017	2018	2019
Operations:
Total revenues	¥1,394,872	¥1,871,156	¥1,606,565
Income before income taxes	154,162	245,408	187,203
Net income	109,183	210,443	114,271

Financial position:
Total assets	¥8,452,544	¥9,391,445	¥11,473,689
Total liabilities	6,075,513	6,717,326	7,542,997
Total equity	2,377,031	2,674,119	3,930,692

The Company and its subsidiaries had no significant transactions with these companies except as described above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

15. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2017, 2018 and 2019 are as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Balance at March 31, 2016
Goodwill	¥56,203	¥282	¥32,270	¥53,879	¥15,424	¥184,266	¥342,324
Accumulated impairment losses	(837)	0	(8,708)	(39)	0	(587)	(10,171)
	55,366	282	23,562	53,840	15,424	183,679	332,153
Acquired	0	0	0	26,316	0	7,054	33,370
Impairment	0	0	0	0	0	(2,785)	(2,785)
Other (net)*	0	0	(31)	(11,342)	0	(10,187)	(21,560)

Balance at March 31, 2017
Goodwill	56,203	282	32,239	68,853	15,424	181,133	354,134
Accumulated impairment losses	(837)	0	(8,708)	(39)	0	(3,372)	(12,956)
	55,366	282	23,531	68,814	15,424	177,761	341,178
Acquired	0	9,258	0	13,517	0	20,158	42,933
Impairment	0	0	0	0	0	0	0
Other (net)*	0	0	83	(20,756)	0	5,187	(15,486)

Balance at March 31, 2018
Goodwill	56,203	9,540	32,322	61,614	15,424	206,478	381,581
Accumulated impairment losses	(837)	0	(8,708)	(39)	0	(3,372)	(12,956)
	55,366	9,540	23,614	61,575	15,424	203,106	368,625
Acquired	0	0	0	27,569	0	44,897	72,466
Impairment	0	0	0	0	0	0	0
Other (net)*	0	(270)	(7,231)	34	0	(2,945)	(10,412)

Balance at March 31, 2019
Goodwill	56,203	9,270	16,383	89,217	15,424	248,430	434,927
Accumulated impairment losses	(837)	0	0	(39)	0	(3,372)	(4,248)

	¥55,366	¥9,270	¥16,383	¥89,178	¥15,424	¥245,058	¥430,679

Notes:	The Company changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment from the fiscal 2019. As a result of this change, the amounts as of the end of and for the previous fiscal year have been retrospectively reclassified.
* Other includes foreign currency translation adjustments, decreases due to sale of ownership interest in subsidiaries and certain other reclassifications.

As a result of the impairment test, the Company and its subsidiaries recognized an impairment loss on goodwill of ¥2,785 million in Overseas Business segment during fiscal 2017. This impairment loss is included in other (income) and expense, net in the consolidated statements of income. This impairment loss was recognized as a result of reduction in the fair value of an overseas subsidiary due to increases in the credit losses from

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

installment loans, which brought the fair value of the reporting unit below its carrying amount. The Company and its subsidiaries recognized no impairment loss on goodwill during fiscal 2018 and 2019.

Other intangible assets at March 31, 2018 and 2019 consist of the following:

	Millions of yen
	2018	2019
Indefinite-lived intangible assets:
Trade names	¥80,844	¥78,252
Asset management contracts	154,014	146,981
Others	8,311	3,847

	243,169	229,080

Intangible assets subject to amortization:
Software	99,315	111,767
Customer relationships	121,385	130,971
Others	89,028	92,306

	309,728	335,044
Accumulated amortization	(113,797)	(137,026)

Net	195,931	198,018

	¥439,100	¥427,098

The aggregate amortization expenses for intangible assets are ¥26,252 million, ¥30,959 million and ¥31,752 million in fiscal 2017, 2018 and 2019, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥35,827 million in fiscal 2020, ¥26,758 million in fiscal 2021, ¥21,416 million in fiscal 2022, ¥18,147 million in fiscal 2023 and ¥15,264 million in fiscal 2024, respectively.

Intangible assets subject to amortization increased during fiscal 2019 are ¥35,912 million. They mainly consist of ¥13,545 million of software and ¥13,557 million of customer relationships recognized in acquisitions. The weighted average amortization periods for the software and the customer relationships recognized in acquisitions are 5 years and 15 years, respectively.

As a result of the impairment test, the Company and its subsidiaries recognized an impairment loss of ¥411 million on intangible assets included in Overseas Business segment during fiscal 2017. The Company and its subsidiaries recognized an impairment loss of ¥194 million on intangible assets included in Investment and Operation segment during fiscal 2018. The Company and its subsidiaries recognized an impairment loss of ¥606 million on intangible assets included in Overseas Business segment during fiscal 2019. These impairment losses are included in other (income) and expense, net in the consolidated statements of income. These impairment losses are recognized due to the reduction in the estimated future cash flow, which brought the fair values of the intangible assets below its carrying amount. The fair values of the intangible assets were measured using the discounted cash flow methodologies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

16. Short-Term and Long-Term Debt

Short-term debt consists of borrowings from financial institutions and commercial paper.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2018 and 2019 are as follows:

March 31, 2018

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥83,940	2.0%
Short-term debt outside Japan, mainly from banks	167,920	3.1
Commercial paper in Japan	51,597	0.0
Commercial paper outside Japan	3,297	3.5

	¥306,754	2.3

March 31, 2019

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥121,870	1.9%
Short-term debt outside Japan, mainly from banks	146,618	3.7
Commercial paper in Japan	38,598	0.0
Commercial paper outside Japan	2,463	3.3

	¥309,549	2.5

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2018 and 2019 are as follows:

March 31, 2018

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2019~2035	¥497,392	1.3%
Floating rate	2019~2077	1,660,225	1.4
Insurance companies and others:
Fixed rate	2020~2035	329,841	0.9
Floating rate	2019~2077	316,899	1.0
Unsecured bonds	2021~2027	756,865	1.6
Unsecured notes under medium-term note program	2021~2024	183,224	3.1
Payables under securitized lease receivables	2021~2023	53,017	0.3
Payables under securitized loan receivables and investment in securities	2024~2039	29,041	3.1

		¥3,826,504	1.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2019

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2020~2037	¥496,431	1.2%
Floating rate	2020~2077	1,895,176	1.8
Insurance companies and others:
Fixed rate	2020~2037	348,103	0.8
Floating rate	2023~2077	271,170	0.7
Unsecured bonds	2023~2029	807,460	1.8
Unsecured notes under medium-term note program	2021~2027	190,082	3.1
Payables under securitized lease receivables	2021~2023	20,151	0.3
Payables under securitized loan receivables and investment in securities	2022~2039	157,649	2.4

		¥4,186,222	1.7

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2019 is as follows:

Years ending March 31,	Millions of yen
2020	¥582,711
2021	590,099
2022	501,554
2023	512,561
2024	476,780
Thereafter	1,522,517

Total	¥4,186,222

Borrowings with floating rate from banks, insurance companies and others include the amount of ¥94,000 million of subordinated syndicated loan (hybrid loan executed in fiscal 2017, whose maturity date is fiscal 2077), and ¥60,000 million and ¥34,000 million can be repaid after 5 years, and 7 years respectively.

For borrowings from banks, insurance companies and other financial institutions, for bonds, and for medium-term notes, principal repayments are made upon maturity of the loan contracts and interest payments are usually paid semi-annually.

During fiscal 2017, 2018 and 2019, the Company and certain subsidiaries recognized net amortization expenses of premiums and discounts of bonds and medium-term notes, and deferred issuance costs of bonds and medium-term notes in the amount of ¥924 million, ¥957 million and ¥1,005 million, respectively.

Total committed credit lines for the Company and its subsidiaries were ¥466,164 million and ¥497,882 million at March 31, 2018 and 2019, respectively, and, of these lines, ¥332,670 million and ¥346,609 million were available at March 31, 2018 and 2019, respectively. Of the available committed credit lines, ¥268,759 million and ¥303,309 million were long-term committed credit lines at March 31, 2018 and 2019, respectively.

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

Other than the assets of the consolidated VIEs pledged as collateral for financing (see Note 13 “Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2019:

Millions of yen
Minimum lease payments, loans and investment in operating leases	¥109,210
Investment in securities	160,408
Property under facility operations	31,264
Other assets and other	28,895

¥329,777

As of March 31, 2019, debt liabilities was secured by shares of subsidiaries of ¥33,280 million, which were eliminated through consolidation adjustment, and debt liabilities of affiliates were secured by investment in affiliates of ¥49,125 million. In addition, ¥46,029 million was pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2019.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2019.

17. Deposits

Deposits at March 31, 2018 and 2019 consist of the following:

	Millions of yen
	2018	2019
Time deposits	¥1,334,290	¥1,409,158
Other deposits	423,172	518,583

Total	¥1,757,462	¥1,927,741

The balances of time deposits and certificates of deposit issued in amounts of ¥10 million or more were ¥880,725 million and ¥952,970 million at March 31, 2018 and 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The maturity schedule of time deposits at March 31, 2019 is as follows:

Years ending March 31,	Millions of yen
2020	¥761,825
2021	407,053
2022	109,011
2023	63,274
2024	67,995
Thereafter	0

Total	¥1,409,158

18. Income Taxes

Income before income taxes and the provision for income taxes in fiscal 2017, 2018 and 2019 are as follows:

	Millions of yen
	2017	2018	2019
Income before income taxes:
Japan	¥302,995	¥296,577	¥254,352
Overseas	121,970	138,924	141,378

	¥424,965	¥435,501	¥395,730

Provision for income taxes:
Current—
Japan	¥85,963	¥85,514	¥83,995
Overseas	32,758	22,810	19,824

	118,721	108,324	103,819

Deferred—
Japan	20,859	5,960	(51,795)
Overseas	4,459	(372)	16,667

	25,318	5,588	(35,128)

Provision for income taxes	¥144,039	¥113,912	¥68,691

In fiscal 2017 and 2018, the Company and its subsidiaries in Japan were subject to a National Corporation tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.7%. In fiscal 2019, the Company and its subsidiaries in Japan were subject to a National Corporation tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Reconciliations of the differences between the tax provision computed at the statutory rate and the consolidated provision for income taxes in fiscal 2017, 2018 and 2019 are as follows:

	Millions of yen
	2017	2018	2019
Income before income taxes	¥424,965	¥435,501	¥395,730

Tax provision computed at statutory rate	¥134,714	¥138,054	¥124,655
Increases (reductions) in taxes due to:
Change in valuation allowance	57	(6,971)	(329)
Nondeductible expenses	4,550	3,000	4,431
Nontaxable income	(3,504)	(4,464)	(15,176)
Effect of lower tax rates on certain subsidiaries	(2,780)	(5,713)	(17,950)
Effect of investor taxes on earnings of subsidiaries	8,650	3,831	(26,756)
Effect of the tax rate change related to the new tax law	1,219	(16,232)	(1,264)
Other, net	1,133	2,407	1,080

Provision for income taxes	¥144,039	¥113,912	¥68,691

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

On October 26, 2018, the Company decided to acquire common shares of its domestic subsidiary, DAIKYO through a tender offer (hereinafter, “the Tender Offer”), and with the establishment of the Tender Offer, the Company decided to change the method of collecting undistributed earnings of DAIKYO from collection through a taxable transaction to collection through a tax free transaction. On December 10, 2018, the Tender Offer was concluded. Along with the establishment of the event, the Company completely reversed the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO. As a result of this reversal of deferred tax liabilities, income taxes decreased by ¥27,376 million in the consolidated statement of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Total income taxes recognized in fiscal 2017, 2018 and 2019 are as follows:

	Millions of yen
	2017	2018	2019
Provision for income taxes	¥144,039	¥113,912	¥68,691
Income taxes on other comprehensive income (loss):
Net change of unrealized gains (losses) on investment in securities	(6,293)	(11,084)	4,013
Net change of debt valuation adjustments	0	0	90
Net change of defined benefit pension plans	2,582	(911)	(2,864)
Net change of foreign currency translation adjustments	(8,576)	(1,517)	729
Net change of unrealized gains (losses) on derivative instruments	229	139	(1,258)
Direct adjustments to shareholders’ equity	(1)	(2)	0

Total income taxes	¥131,980	¥100,537	¥69,401

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2018 and 2019 are as follows:

	Millions of yen
	2018	2019
Assets:
Net operating loss carryforwards	¥27,144	¥14,246
Allowance for doubtful receivables on direct financing leases and probable loan losses	12,984	16,336
Investment in securities	8,650	5,045
Accrued expenses	20,729	21,498
Investment in operating leases	15,400	13,134
Property under facility operations	11,048	8,642
Installment loans	5,916	4,737
Other	53,300	58,689

	155,171	142,327
Less: valuation allowance	(14,676)	(13,156)

	140,495	129,171
Liabilities:
Investment in direct financing leases	11,503	10,819
Investment in operating leases	92,243	97,653
Unrealized gains (losses) on investment in securities	4,957	6,971
Deferred insurance policy acquisition costs	49,982	56,132
Policy liabilities and policy account balances	54,202	38,227
Property under facility operations	10,596	11,594
Other intangible assets	99,999	97,426
Undistributed earnings	89,311	42,329
Prepaid benefit cost	9,290	8,932
Other	34,520	38,959

	456,603	409,042

Net deferred tax liability	¥316,108	¥279,871

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Net deferred tax assets and liabilities at March 31, 2018 and 2019 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2018	2019
Other assets	¥32,041	¥33,962
Income taxes: Deferred	348,149	313,833

Net deferred tax liability	¥316,108	¥279,871

The valuation allowance is primarily recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for income tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2019. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥267 million in fiscal 2017, decreases of ¥28,811 million in fiscal 2018, and decreases of ¥1,520 million in fiscal 2019. The decrease in the total valuation allowance recognized in earnings due to the utilization of net operating loss carryforwards were ¥1,639 million in fiscal 2017, ¥8,303 million in fiscal 2018 and ¥2,648 million in fiscal 2019. The adjustments to the beginning-of-the-year amount in the total valuation allowance resulting from changes in judgment about the realizability of deferred tax assets in future years were net increases of ¥2,215 million in fiscal 2017 (increases of ¥2,859 million and decreases of ¥644 million on a gross basis), net increases of ¥2,029 million in fiscal 2018 (increases of ¥2,677 million and decreases of ¥648 million on a gross basis), and net increases of ¥728 million in fiscal 2019 (increases of ¥1,044 million and decreases of ¥316 million on a gross basis), respectively.

The Company and certain subsidiaries have net operating loss carryforwards of ¥135,814 million at March 31, 2019, which expire as follows:

Years ending March 31,	Millions of yen
2020	¥13,505
2021	12,775
2022	6,074
2023	7,614
2024	18,484
Thereafter	61,673
Indefinite period	15,689

Total	¥135,814

The unrecognized tax benefits as of March 31, 2018 and 2019 were not material. The Company and its subsidiaries believe that it is not reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2018 and 2019, and in the consolidated statements of income for the fiscal 2017, 2018 and 2019 were not material.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination in Japan for the tax years prior to fiscal 2018, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2014, respectively.

Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2009. Subsidiaries in the Netherlands remain subject to a tax examination for the tax years after fiscal 2013.

19. Pension Plans

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The funded status of the defined benefit pension plans, which consists of Japanese plans and overseas plans, as of March 31, 2018 and 2019 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2018	2019	2018	2019
Change in benefit obligation:
Benefit obligation at beginning of year	¥99,721	¥104,593	¥88,630	¥100,782
Service cost	5,339	5,526	3,455	3,186
Interest cost	778	721	1,994	2,002
Actuarial loss	1,587	4,051	1,843	8,060
Foreign currency exchange rate change	0	0	6,838	(4,392)
Benefits paid	(2,997)	(3,178)	(1,654)	(1,452)
Business combinations	381	0	0	0
Divestitures	(226)	(684)	0	0
Plan amendments	10	(368)	(324)	(374)

Benefit obligation at end of year	104,593	110,661	100,782	107,812

Change in plan assets:
Fair value of plan assets at beginning of year	116,990	121,269	83,394	93,338
Actual return on plan assets	3,196	1,383	2,586	7,023
Employer contribution	3,559	3,633	1,738	1,920
Benefits paid	(2,486)	(2,657)	(1,529)	(1,346)
Business combinations	142	0	0	0
Divestitures	(132)	0	0	0
Foreign currency exchange rate change	0	0	7,149	(4,098)

Fair value of plan assets at end of year	121,269	123,628	93,338	96,837

The funded status of the plans	¥16,676	¥12,967	¥(7,444)	¥(10,975)

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in other assets	¥29,701	¥25,590	¥0	¥12
Accrued benefit liability included in other liabilities	(13,025)	(12,623)	(7,444)	(10,987)

Net amount recognized	¥16,676	¥12,967	¥(7,444)	¥(10,975)

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2018 and 2019 consisted of:

	Millions of yen
	Japanese plans		Overseas plans
	2018	2019	2018	2019
Net prior service credit	¥2,241	¥1,364	¥754	¥594
Net actuarial loss	(24,155)	(28,389)	(9,764)	(14,711)
Net transition obligation	0	0	(8)	0

Total recognized in accumulated other comprehensive loss, pre-tax	¥(21,914)	¥(27,025)	¥(9,018)	¥(14,117)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The estimated portions of the net prior service credit and net actuarial loss above that will be recognized as a component of net pension cost (gain) of Japanese pension plans in fiscal 2020 are ¥821 million and ¥1,182 million, respectively, the estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost (gain) of overseas pension plans in fiscal 2020 are ¥166 million, ¥554 million and ¥1 million, respectively.

The accumulated benefit obligations for all Japanese defined benefit pension plans were ¥93,143 million and ¥97,819 million, respectively, at March 31, 2018 and 2019. The accumulated benefit obligations for all overseas defined benefit pension plans were ¥92,176 million and ¥95,879 million, respectively, at March 31, 2018 and 2019.

The aggregates of projected benefit obligations, accumulated benefit obligations and aggregate fair values of plan assets in Japanese pension plans with the accumulated benefit obligations in excess of plan assets were ¥20,621 million, ¥20,005 million and ¥7,597 million, respectively, at March 31, 2018 and ¥20,739 million, ¥20,427 million and ¥8,116 million, respectively, at March 31, 2019. The aggregates of projected benefit obligations, accumulated benefit obligations and aggregate fair values in overseas pension plans with the accumulated benefit obligations in excess of plan assets were ¥6,863 million, ¥6,584 million and ¥5,356 million, respectively, at March 31, 2018 and ¥7,076 million, ¥7,012 million and ¥5,758 million, respectively, at March 31, 2019.

Net pension cost of the plans for fiscal 2017, 2018 and 2019 consists of the following:

	Millions of yen
	2017	2018	2019
Japanese plans:
Service cost	¥5,276	¥5,339	¥5,526
Interest cost	682	778	721
Expected return on plan assets	(2,566)	(2,627)	(2,723)
Amortization of prior service credit	(925)	(912)	(897)
Amortization of net actuarial loss	959	856	844
Amortization of transition obligation	45	45	0

Net periodic pension cost	¥3,471	¥3,479	¥3,471

Overseas plans:
Service cost	¥3,270	¥3,455	¥3,186
Interest cost	1,757	1,994	2,002
Expected return on plan assets	(3,581)	(4,217)	(4,407)
Amortization of prior service credit	(96)	(123)	(174)
Amortization of net actuarial loss	617	38	75
Amortization of transition obligation	4	4	7

Net periodic pension cost	¥1,971	¥1,151	¥689

Note:	The components of net periodic pension cost other than the service cost component are included in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2017, 2018 and 2019 are summarized as follows:

	Millions of yen
	2017	2018	2019
Japanese plans:
Current year actuarial gain (loss)	¥168	¥(1,005)	¥(5,078)
Amortization of net actuarial loss	959	856	844
Prior service credit due to amendments	(34)	(5)	20
Amortization of prior service credit	(925)	(912)	(897)
Amortization of transition obligation	45	45	0

Total recognized in other comprehensive income (loss), pre-tax	¥213	¥(1,021)	¥(5,111)

Overseas plans:
Current year actuarial gain (loss)	¥8,585	¥(2,417)	¥(5,553)
Amortization of net actuarial loss	617	38	75
Prior service credit due to amendments	(1)	0	50
Amortization of prior service credit	(96)	(123)	(174)
Amortization of transition obligation	4	4	7
Foreign currency exchange rate change	930	(354)	496

Total recognized in other comprehensive income (loss), pre-tax	¥10,039	¥(2,852)	¥(5,099)

The Company and certain subsidiaries use March 31 as a measurement date for all of our material plans.

Significant assumptions of Japanese pension plans and overseas pension plans used to determine these amounts are as follows:

Japanese plans	2017	2018	2019
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	0.8%	0.7%	0.5%
Rate of increase in compensation levels	4.5%	4.6%	4.4%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	0.7%	0.8%	0.7%
Rate of increase in compensation levels	4.4%	4.5%	4.6%
Expected long-term rate of return on plan assets	2.2%	2.2%	2.2%

Overseas plans	2017	2018	2019
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	2.1%	2.0%	1.7%
Rate of increase in compensation levels	2.4%	2.4%	2.4%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	1.9%	2.1%	2.0%
Rate of increase in compensation levels	2.8%	2.4%	2.4%
Expected long-term rate of return on plan assets	4.7%	4.9%	4.7%

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

The fair value of Japanese pension plan assets at March 31, 2018 and 2019, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurement.”

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

	Millions of yen
	March 31, 2019
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥19,824	¥0	¥0	¥0
Other than Japan
Pooled funds*2	24,535	0	0	0
Debt securities:
Japan
Pooled funds*3	19,243	0	0	0
Other than Japan
Pooled funds*4	27,382	0	0	0
Other assets:
Life insurance company general accounts*5	27,482	0	27,482	0
Others*6	5,162	0	5,162	0

	¥123,628	¥0	¥32,644	¥0

*1	These funds invest in listed shares including shares of ORIX Corporation in the amounts of ¥42 million at March 31, 2019.
*2	These funds invest in listed shares.
*3

These funds invest approximately 60% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 30% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥1,578 million at March 31, 2019.

*4	These funds invest entirely in foreign government bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2019, our policy for the portfolio of plans consists of three major components: approximately 40% is invested in equity securities, approximately 40% is invested in debt securities and approximately 20% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

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

The fair value of overseas pension plan assets at March 31, 2018 and 2019, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurement.”

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

	Millions of yen
	March 31, 2019
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares	¥42,124	¥42,124	¥0	¥0
Pooled funds*1	392	0	0	0
Debt securities:
Other than Japan
Government bonds	47,269	47,269	0	0
Municipal bonds	4,640	0	4,640	0
Other assets:
Life insurance company general accounts*2	588	0	588	0
Others*3	1,824	0	1,824	0

	¥96,837	¥89,393	¥7,052	¥0

*1	These funds invest in listed shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2019, our policy for the portfolio of plans consists of three major components: approximately 40% is invested in equity securities and approximately 50% is invested in debt securities and approximately 10% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

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

The Company and certain subsidiaries expect to contribute ¥3,622 million to its Japanese pension plans and ¥2,349 million to its overseas pension plans during the year ending March 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2019, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

	Millions of yen
Years ending March 31,	Japanese plans	Overseas plans
2020	¥2,515	¥1,493
2021	2,357	1,558
2022	2,577	1,492
2023	2,726	1,570
2024	2,934	1,691
2025-2029	17,717	9,991

Total	¥30,826	¥17,795

The cost recognized for Japanese defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2017, 2018 and 2019 were ¥1,422 million, ¥1,626 million and ¥1,728 million, respectively. The cost recognized for overseas defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2017, 2018 and 2019 were ¥2,077 million, ¥2,354 million and ¥2,504 million, respectively.

20. Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests in fiscal 2017, 2018 and 2019 are as follows:

	Millions of yen
	2017	2018	2019
Beginning Balance	¥7,467	¥6,548	¥7,420
Adjustment of redeemable noncontrolling interests to redemption value	(1,293)	1,876	2,131
Comprehensive income
Net Income	432	452	404
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(58)	(416)	326
Total other comprehensive income (loss)	(58)	(416)	326
Comprehensive income	374	36	730
Dividends	0	(1,040)	(501)

Ending Balance	¥6,548	¥7,420	¥9,780

21. Stock-Based Compensation

The Company has a number of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.

Stock-option program

Since fiscal 2009, the Company has granted stock acquisition rights with a vesting period 1.92 years and an exercise period 9.92 years from grant date. The acquisition rights were to purchase the Company’s common stock at a specified exercise price and were distributed to directors, executive officers, corporate auditors and certain employees of the Company, subsidiaries and capital tie-up companies such as affiliated companies. The Company did not grant stock options in fiscal 2017, 2018 and 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The following table summarizes information about the activity of these stock options for fiscal 2019:

	Number of shares*2	Weighted average exercise price*1*2	Weighted average remaining contractual life	Aggregate intrinsic value
		Yen	Years	Millions of yen
Outstanding at beginning of the year	430,600	1,689
Exercised	(133,400)	1,689
Forfeited or expired	(297,200)	1,689

Outstanding at end of year	0	0	0	0

Exercisable at end of year	0	0	0	0

*1	The exercise price of the granted options was adjusted in July 2009 for the issuance of new 18 million shares.
*2	The number of shares and exercise price of the granted options were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

The Company received ¥81 million, ¥656 million and ¥225 million in cash from the exercise of stock options during fiscal 2017, 2018 and 2019, respectively.

The total intrinsic value of options exercised during fiscal 2017, 2018 and 2019 was ¥6 million, ¥118 million and ¥25 million, respectively.

In fiscal 2017, 2018 and 2019, the Company did not recognize any stock-based compensation costs of its stock-option program. As of March 31, 2019, the Company had no unrecognized compensation costs.

Stock compensation program

The Company maintains a stock compensation program for directors, executive officers and group executives of the Company. In July 2014, the Company changed the way of provision of the compensation for retiree to provide these shares through the Board Incentive Plan Trust by a resolution of the Compensation Committee. The Board Incentive Plan Trust purchases the Company’s common shares including future granting shares by an entrusted fund which the Company set in advance. The Company holds those shares as entrusted assets, separately from other treasury stock which the Company holds.

Under the program, points are granted annually to directors, executive officers and group executives of the Company based upon the prescribed standards of the Company. Upon retirement, eligible directors, executive

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

officers and group executives receive a certain number of the Company’s common shares calculated by translating each point earned by that retiree to one common share.

In fiscal 2019, the Company granted 289,750 points, and 225,076 points were settled for individuals who retired during fiscal 2019. Total points outstanding under the stock compensation program as of March 31, 2019 were 1,516,158 points. The points were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

During fiscal 2017, 2018 and 2019, the Company recognized stock-based compensation costs of its stock compensation program in the amount of ¥611 million, ¥701 million and ¥413 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

22. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders in fiscal 2017, 2018 and 2019 are as follows:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Note:

Reclassification of change in accounting standards represents the amounts reclassified for the early adoption of the Accounting Standards Update 2018-02 (“Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”—ASC 220 (“Income Statement—Reporting Comprehensive Income”)).

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2018	¥10,465	¥0	¥(20,487)	¥(31,806)	¥(3,738)	¥(45,566)

Cumulative effect of adopting Accounting Standards Update 2016-01	(3,250)	351	0	0	0	(2,899)

Balance at April 1, 2018	7,215	351	(20,487)	(31,806)	(3,738)	(48,465)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(4,693) million	12,169					12,169
Reclassification adjustment included in net income, net of tax of ¥680 million	(1,954)					(1,954)
Debt valuation adjustments, net of tax of ¥(101) million		258				258
Reclassification adjustment included in net income, net of tax of ¥11 million		(27)				(27)
Defined benefit pension plans, net of tax of ¥2,821 million			(7,244)			(7,244)
Reclassification adjustment included in net income, net of tax of ¥43 million			(102)			(102)
Foreign currency translation adjustments, net of tax of ¥(729) million				(11,540)		(11,540)
Reclassification adjustment included in net income, net of tax of ¥0 million				3		3
Net unrealized gains (losses) on derivative instruments, net of tax of ¥1,393 million					(4,621)	(4,621)
Reclassification adjustment included in net income, net of tax of ¥(135) million					503	503

Total other comprehensive income (loss)	10,215	231	(7,346)	(11,537)	(4,118)	(12,555)

Transaction with noncontrolling interests	0	0	(126)	23	0	(103)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	41	0	(57)	(88)	(2)	(106)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	0	326	0	326

Balance at March 31, 2019	¥17,389	¥582	¥(27,902)	¥(43,558)	¥(7,854)	¥(61,343)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amounts reclassified to net income from accumulated other comprehensive income (loss) for fiscal 2017, 2018 and 2019 are as follows:

	March 31, 2017
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥16,404	Gains on investment securities and dividends
Sales of investment securities	14,297	Life insurance premiums and related investment income
Amortization of investment securities	(648)	Finance revenues
Amortization of investment securities	(1,125)	Life insurance premiums and related investment income
Others	(6,217)	Write-downs of securities and other

	22,711	Total before income tax
	(8,255)	Income tax (expense) or benefit

	¥14,456	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,021	See Note 19 “Pension Plans”
Amortization of net actuarial loss	(1,576)	See Note 19 “Pension Plans”
Amortization of transition obligation	(49)	See Note 19 “Pension Plans”

	(604)	Total before income tax
	160	Income tax (expense) or benefit

	¥(444)	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(1,411)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(1,411)	Total before income tax
	809	Income tax (expense) or benefit

	¥(602)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥7	Finance revenues/Interest expense
Foreign exchange contracts	(136)	Other (income) and expense, net
Foreign currency swap agreements	2,382	Finance revenues/Interest expense/ Other (income) and expense, net

	2,253	Total before income tax
	(559)	Income tax (expense) or benefit

	¥1,694	Net of tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2018
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥27,158	Gains on investment securities and dividends
Sales of investment securities	4,228	Life insurance premiums and related investment income
Amortization of investment securities	(735)	Finance revenues
Amortization of investment securities	(504)	Life insurance premiums and related investment income
Others	(682)	Write-downs of securities and other

	29,465	Total before income tax
	(9,039)	Income tax (expense) or benefit

	¥20,426	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,035	See Note 19 “Pension Plans”
Amortization of net actuarial loss	(894)	See Note 19 “Pension Plans”
Amortization of transition obligation	(49)	See Note 19 “Pension Plans”

	92	Total before income tax
	(23)	Income tax (expense) or benefit

	¥69	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(728)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(728)	Total before income tax
	1,296	Income tax (expense) or benefit

	¥568	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥132	Finance revenues/Interest expense
Foreign exchange contracts	(20)	Other (income) and expense, net
Foreign currency swap agreements	3,910	Finance revenues/Interest expense/ Other (income) and expense, net

	4,022	Total before income tax
	(981)	Income tax (expense) or benefit

	¥3,041	Net of tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2019
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥3,460	Gains on investment securities and dividends
Sales of debt securities	1,573	Life insurance premiums and related investment income
Amortization of debt securities	(1,030)	Finance revenues
Amortization of debt securities	(146)	Life insurance premiums and related investment income
Others	(1,223)	Write-downs of securities and other

	2,634	Total before income tax
	(680)	Income tax (expense) or benefit

	¥1,954	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥38	Life insurance costs

	38	Total before income tax
	(11)	Income tax (expense) or benefit

	¥27	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,071	See Note 19 “Pension Plans”
Amortization of net actuarial loss	(919)	See Note 19 “Pension Plans”
Amortization of transition obligation	(7)	See Note 19 “Pension Plans”

	145	Total before income tax
	(43)	Income tax (expense) or benefit

	¥102	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(3)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(3)	Total before income tax
	0	Income tax (expense) or benefit

	¥(3)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥157	Finance revenues/Interest expense
Foreign exchange contracts	(156)	Other (income) and expense, net
Foreign currency swap agreements	(639)	Finance revenues/Interest expense/ Other (income) and expense, net

	(638)	Total before income tax
	135	Income tax (expense) or benefit

	¥(503)	Net of tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Comprehensive income (loss) and its components attributable to ORIX Corporation and noncontrolling interests have been reported, net of tax, in the consolidated statements of changes in equity, and information about comprehensive income (loss) and its components attributable to redeemable noncontrolling interests is provided in Note 20 “Redeemable Noncontrolling Interests.” Total comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of comprehensive income.

23. ORIX Corporation Shareholders’ Equity

Changes in the number of shares issued in fiscal 2017, 2018 and 2019 are as follows:

	Number of shares
	2017	2018	2019
Beginning balance	1,324,058,828	1,324,107,328	1,324,495,728
Exercise of stock options	48,500	388,400	133,400

Ending balance	1,324,107,328	1,324,495,728	1,324,629,128

The Japanese Companies Act (the “Act”) provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, if specified in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2019 that a total of ¥58,962 million dividends shall be distributed to the shareholders of record as of March 31, 2019. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution.

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

The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥714,502 million as of March 31, 2019.

Retained earnings at March 31, 2019 include ¥61,508 million relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2019, the restricted net assets of certain subsidiaries include regulatory capital requirements mainly for banking and life insurance operations of ¥16,282 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

24. Gains on Investment Securities and Dividends

Gains on investment securities and dividends in fiscal 2017, 2018 and 2019 consist of the following:

	Millions of yen
	2017	2018	2019
Net gains on investment securities	¥27,233	¥39,139	¥14,273
Dividends income, other	3,095	4,163	1,685

	¥30,328	¥43,302	¥15,958

*	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities” since fiscal 2019.

25. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2017, 2018 and 2019 consist of the following:

	Millions of yen
	2017	2018	2019
Life insurance premiums	¥247,427	¥299,320	¥330,811
Life insurance related investment income*	48,513	52,270	16,325

	¥295,940	¥351,590	¥347,136

*	Life insurance related investment income in fiscal 2019 includes net unrealized holding losses of ¥217 million on equity securities held as of March 31, 2019.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For fiscal 2017, 2018 and 2019, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	2017	2018	2019
Reinsurance benefits	¥4,023	¥3,617	¥2,849
Reinsurance premiums	(9,657)	(6,993)	(5,546)

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for fiscal 2017, 2018 and 2019 amounted to ¥14,346 million, ¥16,465 million and ¥19,592 million, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for fiscal 2017, 2018 and 2019 are as follows:

	Millions of yen
	2017	2018	2019
Life insurance premiums and related investment income:
Net realized and unrealized gains or losses from investment assets	¥37,016	¥46,890	¥879
Net gains or losses from derivative contracts:	(10,568)	(7,332)	(1,348)
Futures	(9,118)	(6,238)	(374)
Foreign exchange contracts	220	(270)	(350)
Options held	(1,670)	(824)	(624)
Life insurance costs:
Changes in the fair value of the policy liabilities and policy account balances	¥(189,481)	¥(161,510)	¥(83,491)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	185,830	¥180,775	75,617
Changes in the fair value of the reinsurance contracts	15,739	¥7,108	2,559

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

As of March 31, 2018 and 2019, the long-lived assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	2018	2019
Investment in operating leases	¥31,776	¥24,956
Property under facility operations	12,483	44,473
Other assets	164	19

The long-lived assets classified as held for sale as of March 31, 2018 are included in Corporate Financial Services segment, Real Estate segment, Investment and Operation segment and Overseas Business segment. The long-lived assets classified as held for sale as of March 31, 2019 are included in Corporate Financial Services segment, Real Estate segment, Investment and Operation segment and Overseas Business segment.

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

During fiscal 2017, 2018 and 2019, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥9,134 million, ¥5,525 million and ¥2,418 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

Fiscal Year ended March 31, 2017	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥68	1	¥1,239	5
Commercial facilities other than office buildings	1,316	3	2,082	5
Condominiums	317	1	69	1
Land undeveloped or under construction	0	0	786	5
Others*	2,215	—	1,042	—

Total	¥3,916	—	¥5,218	—

Fiscal Year ended March 31, 2018	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥190	2	¥0	0
Commercial facilities other than office buildings	1,134	2	297	3
Others*	538	—	3,366	—

Total	¥1,862	—	¥3,663	—

Fiscal Year ended March 31, 2019	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Commercial facilities other than office buildings	¥712	1	¥16	1
Others*	0	—	1,690	—

Total	¥712	—	¥1,706	—

*

For the “Others”, the number of properties are omitted. Write-downs of long-lived assets for fiscal 2017 include write-downs of ¥1,156 million of aircraft. Write-downs of long-lived assets for fiscal 2018 and 2019 include write-downs of ¥2,138 million and ¥825 million of hotels, respectively.

Breakdowns of these amounts by segment are provided in Note 33 “Segment Information.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

27. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2017, 2018 and 2019 is as follows:

In fiscal 2017 and 2018, the diluted EPS calculation excludes stock options for 2,697 thousand shares and 192 thousand shares, as they were antidilutive. In fiscal 2019, there were no stock options which were antidilutive.

	Millions of yen
	2017	2018	2019
Net Income attributable to ORIX Corporation shareholders	¥273,239	¥313,135	¥323,745

	Thousands of shares
	2017	2018	2019
Weighted-average shares	1,308,105	1,281,238	1,280,020
Effect of dilutive securities
Exercise of stock options	1,277	1,314	1,107

Weighted-average shares for diluted EPS computation	1,309,382	1,282,552	1,281,127

	Yen
	2017	2018	2019
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥208.88	¥244.40	¥252.92
Diluted	208.68	244.15	252.70

Note:	The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock shares to be deducted in calculation of the weighted-average shares for EPS computation (2,092,595 shares, 1,946,561 shares and 1,740,314 shares in fiscal 2017, 2018 and 2019).

28. Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset-liability management (“ALM”). The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and mitigate changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

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

The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2018 and 2019.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged item. The amounts of these net gains (losses) after deducting applicable taxes were net gains of ¥1,694 million and ¥3,041 million, losses of ¥503 million during fiscal 2017, 2018 and 2019, respectively. The amount of net gains (losses), which represent the ineffectiveness of cash flow hedges, ¥310 million of gains, ¥1,124 million of losses were recorded in earnings for fiscal 2017 and 2018, respectively. For fiscal 2019, there were no gains or losses which represent the ineffectiveness of cash flow hedges. The amount of net derivative gains, ¥86 million, included in other comprehensive income (loss), net of applicable income taxes at March 31, 2019 will be reclassified into earnings within fiscal 2020.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables, borrowings and others denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap agreements to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment. For fiscal 2017, net losses of ¥2 million, of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings. For fiscal 2018, there were no gains or losses of hedge ineffectiveness associated with instruments designated as fair value hedges. For fiscal 2019, net losses of ¥135 million, of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings.

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

*

Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2017 (see Note 25 “Life Insurance Operations”).

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

*

Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2018 (see Note 25 “Life Insurance Operations”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2019 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(4,313)	Finance revenues/Interest expense	¥157	—	¥0
Foreign exchange contracts	115	Other (income) and expense, net	(156)	—	0
Foreign currency swap agreements	(1,816)	Finance revenues/Interest expense/Other (income) and expense, net	(639)	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location

Interest rate swap agreements	¥(8,448)	Finance revenues/Interest expense	¥8,448	Finance revenues/Interest expense
Foreign exchange contracts	(5,538)	Other (income) and expense, net	5,403	Other (income) and expense, net

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥4,850	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(2,540)	—	¥0
Borrowings and bonds in foreign currencies	(5,963)	—	0	—	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(4) Derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥832	Other (income) and expense, net
Futures	(912)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	(6,589)	Gains on investment securities and dividends Life insurance premiums and related investment income* Other (income) and expense, net
Credit derivatives held/written	105	Other (income) and expense, net
Options held/written and other	710	Other (income) and expense, net Life insurance premiums and related investment income*

*

Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2019 (see Note 25 “Life Insurance Operations”).

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2018 and 2019 are as follows.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2019

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥498,874	¥11	Other Assets	¥17,320	Other Liabilities
Futures, foreign exchange contracts	505,909	1,888	Other Assets	3,177	Other Liabilities
Foreign currency swap agreements	65,575	1,203	Other Assets	364	Other Liabilities
Foreign currency long-term debt	641,127	0	—	0	—
Derivatives not designated as hedging instruments:
Interest rate swap agreements	¥60,657	¥127	Other Assets	¥119	Other Liabilities
Options held/written and other*	556,668	11,140	Other Assets	2,809	Other Liabilities
Futures, foreign exchange contracts*	320,710	1,119	Other Assets	2,159	Other Liabilities
Credit derivatives held/written	262	7	Other Assets	10	Other Liabilities

*

The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥34,701 million, futures contracts of ¥37,359 million and foreign exchange contracts of ¥13,171 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2019, respectively. Derivative assets in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥206 million, ¥248 million and ¥30 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥258 million and ¥173 million at March 31, 2019, respectively.

29. Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities and other assets and liabilities as of March 31, 2018 and 2019 are as follows.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2019

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Collateral received/ pledged
Derivative assets	¥15,495	¥(1,497)	¥13,998	¥(196)	¥0	¥13,802

Total assets	¥15,495	¥(1,497)	¥13,998	¥(196)	¥0	¥13,802

Derivative liabilities	¥25,958	¥(1,497)	¥24,461	¥(8,353)	¥(79)	¥16,029

Total liabilities	¥25,958	¥(1,497)	¥24,461	¥(8,353)	¥(79)	¥16,029

*1	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
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

At March 31, 2018 and 2019, no concentration with a single obligor exceeded 1% of the Company’s consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥6,166 billion, or 76%, at March 31, 2018 and ¥6,363 billion, or 72%, at March 31, 2019 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risk outside of Japan is exposure attributable to obligors located in the Americas. The gross amount of such exposure is ¥821 billion and ¥1,075 billion as of March 31, 2018 and 2019, respectively.

The Company and its subsidiaries have transportation equipment such as automobile operations and aircraft. Transportation equipment is mainly recorded in investment in direct financing leases and operating leases. In connection with investment in direct financing leases and operating leases, the percentage of investment in transportation equipment to consolidated total assets is 11.8% and 11.4% as of March 31, 2018 and 2019, respectively.

The Company and its subsidiaries provide consumers with housing loans. In connection with installment loans, the percentage of housing loans to consolidated total assets is 12.3% and 13.1% as of March 31, 2018 and 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2019

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,161,032	¥1,161,032	¥1,161,032	¥0	¥0
Restricted cash	122,548	122,548	122,548	0	0
Installment loans (net of allowance for probable loan losses)	3,231,708	3,228,750	0	199,590	3,029,160
Equity securities*1	425,593	425,593	68,631	295,769	61,193
Trading debt securities	1,564	1,564	0	1,564	0
Available-for-sale debt securities	1,264,244	1,264,244	24,831	1,138,966	100,447
Held-to-maturity debt securities	114,061	144,326	0	120,714	23,612
Other Assets:
Time deposits	4,754	4,754	0	4,754	0
Derivative assets*2	13,998	13,998	0	0	0
Reinsurance recoverables (Investment contracts)	29,989	30,400	0	0	30,400
Liabilities:
Short-term debt	¥309,549	¥309,549	¥0	¥309,549	¥0
Deposits	1,782,198	1,782,753	0	1,782,753	0
Policy liabilities and Policy account balances (Investment contracts)	244,497	244,653	0	0	244,653
Long-term debt	4,186,222	4,199,341	0	1,158,287	3,041,054
Other Liabilities:
Derivative liabilities*2	24,461	24,461	0	0	0

*1	The amount of ¥12,100 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”

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

32. Commitments, Guarantees and Contingent Liabilities

Commitments—As of March 31, 2019, the Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥210 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen
2020	¥7,694
2021	6,647
2022	5,923
2023	5,434
2024	4,802
Thereafter	34,485

Total	¥64,985

The Company and certain subsidiaries lease lands under fixed-term land lease agreements, which are cancelable when certain conditions are met. The future maximum lease commitment under such arrangements at March 31, 2019 totals ¥57,388 million through March 31, 2024 and ¥64,222 million thereafter.

The Company and certain subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥13,849 million, ¥14,516 million and ¥17,564 million in fiscal 2017, 2018 and 2019, respectively.

Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥5,068 million, ¥5,922 million and ¥7,355 million in fiscal 2017, 2018 and 2019, respectively. The longest contract of them will mature in fiscal 2025. As of March 31, 2019, the amounts due are as follows:

Years ending March 31,	Millions of yen
2020	¥4,323
2021	1,891
2022	856
2023	420
2024	18
Thereafter	0

Total	¥7,508

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥121,647 million as of March 31, 2019.

The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2019, the total unused credit and capital amount available is ¥375,238 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Guarantees—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC460(“Guarantees”). The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2018 and 2019:

	2018			2019
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥488,297	¥7,294	2025	¥500,499	¥6,707	2026
Transferred loans	166,906	1,227	2058	175,623	1,436	2059
Consumer loans	297,153	37,596	2029	343,119	42,400	2030
Housing loans	28,408	5,021	2048	40,395	4,701	2048
Other	615	230	2025	263	1	2024

Total	¥981,379	¥51,368	—	¥1,059,899	¥55,245	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2018 and 2019, total notional amount of the loans subject to such guarantees are ¥1,098,000 million and ¥1,089,000 million, respectively, and book value of guarantee liabilities are ¥1,966 million and ¥2,559 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of the fiscal year. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2019.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees in fiscal 2019.

As of March 31, 2018 and 2019, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥564,854 million and ¥593,062 million, respectively.

Guarantee of consumer loans: A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally a month or more.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees in fiscal 2019.

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

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees in fiscal 2019.

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

33. Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Finance and fee business

Maintenance Leasing	:	Automobile leasing and rentals, car-sharing; test and measurement instruments and IT-related equipment rentals and leasing

Real Estate	:	Real estate development, rental and management; facility operation; real estate investment management

Investment and Operation	:	Environment and energy, private equity and concession

Retail	:	Life insurance, banking and card loan

Overseas Business	:	Asset management, aircraft- and ship-related operations, private equity and finance

Financial information of the segments for fiscal 2017, 2018 and 2019 is as follows:

The Company made DAIKYO a wholly-owned subsidiary in fiscal 2019 to complement their respective real estate businesses and to jointly aim for medium- and long-term growth as a comprehensive real estate business. Accordingly, ORIX changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment. As a result of this change, segment amounts as of the end of and for the previous fiscal year have been retrospectively reclassified.

Year ended March 31, 2017	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥103,146	¥270,960	¥512,756	¥969,956	¥368,700	¥462,740	¥2,688,258
Finance revenues	32,449	13,355	2,357	10,981	68,131	85,140	212,413
Interest expense	6,199	3,705	3,204	4,889	4,076	40,300	62,373
Depreciation and amortization	6,517	130,272	15,718	12,627	18,914	50,960	235,008
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	(96)	210	46	(1,060)	10,109	13,546	22,755
Write-downs of long-lived assets	0	46	3,890	1,032	0	4,165	9,133
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	0	(103,878)	0	(103,878)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	3,354	178	7,891	36,019	14	42,470	89,926
Bargain Purchase Gain	0	0	0	5,802	0	0	5,802
Segment profits	38,032	39,787	84,479	73,362	72,865	112,386	420,911
Segment assets	1,085,997	806,722	843,892	593,761	3,293,448	2,578,101	9,201,921
Long-lived assets	42,337	475,640	534,173	248,272	45,267	435,728	1,781,417
Expenditures for long-lived assets	8,330	164,486	42,010	65,652	276	196,451	477,205
Investment in affiliates	18,392	1,880	110,553	60,275	810	332,154	524,064

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Year ended March 31, 2018	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥115,837	¥275,933	¥489,752	¥1,083,505	¥428,697	¥479,619	¥2,873,343
Finance revenues	30,737	14,247	2,072	9,274	72,929	98,426	227,685
Interest expense	5,019	3,242	2,285	5,670	4,026	51,536	71,778
Depreciation and amortization	10,404	131,829	18,218	18,460	21,642	70,109	270,662
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	1,072	192	(8)	(927)	11,244	5,783	17,356
Write-downs of long-lived assets	32	29	4,187	27	0	1,250	5,525
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	0	(53,512)	0	(53,512)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	2,681	102	35,461	49,315	6	11,749	99,314
Segment profits	49,275	40,162	74,395	84,097	74,527	106,622	429,078
Segment assets	991,818	847,190	801,969	674,617	3,174,505	2,608,819	9,098,918
Long-lived assets	41,252	482,563	509,450	257,266	43,878	507,715	1,842,124
Expenditures for long-lived assets	3,764	170,727	69,693	47,841	174	286,730	578,929
Investment in affiliates	16,845	1,996	100,219	156,896	702	314,569	591,227

Year ended March 31, 2019	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥95,212	¥288,211	¥529,064	¥615,151	¥428,904	¥490,730	¥2,447,272
Finance revenues	28,829	14,352	2,065	9,063	76,693	111,634	242,636
Interest expense	4,067	3,026	2,249	7,054	4,080	62,821	83,297
Depreciation and amortization	11,096	139,897	17,299	21,223	25,774	73,123	288,412
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	1,106	336	23	(187)	11,541	9,564	22,383
Write-downs of long-lived assets	0	712	1,553	43	0	110	2,418
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	0	10,109	0	10,109
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	(416)	1,329	16,845	15,707	(17)	32,840	66,288
Segment profits	25,482	38,841	89,247	38,170	84,211	125,444	401,395
Segment assets	959,725	873,775	720,221	733,612	3,571,437	3,138,928	9,997,698
Long-lived assets	39,856	500,435	424,833	282,895	29,406	524,662	1,802,087
Expenditures for long-lived assets	2,781	195,443	73,321	40,818	2	308,808	621,173
Investment in affiliates	16,276	33	107,072	161,966	631	556,682	842,660

The accounting policies of the segments are almost the same as those described in Note 1 “Significant Accounting and Reporting Policies (ag) Reclassifications” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

interests. Net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses (pre-tax) attributable to ORIX Corporation Shareholders. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax basis. Additionally, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, which are recognized net of tax in the accompanying consolidated statements of income, are adjusted to profit or loss before income taxes, when calculating segment profits or losses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense, net) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for investment in operating leases (included in other assets), advances for property under facility operations (included in other assets) , goodwill and other intangible assets recognized as a result of business combination (included in other assets) and servicing assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

Certain line items presented in the consolidated statements of income have been changed starting from fiscal 2019. For further information, see Note 1 “Significant Accounting and Reporting Policies (ag) Reclassifications.”

From fiscal 2019, consolidated VIEs for securitizing financial assets such as lease receivables and loan receivables, which had been excluded from segment revenues, segment profits and segment assets until the previous fiscal year, are included in segment revenues, segment profits and segment assets of each segment. As a result of this change, segment amounts as of the end of and for the previous fiscal year have been retrospectively reclassified.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	2017	2018	2019
Segment revenues:
Total revenues for segments	¥2,688,258	¥2,873,343	¥2,447,272
Revenues related to corporate assets	9,244	8,531	8,655
Revenues from inter-segment transactions	(18,843)	(19,103)	(21,063)

Total consolidated revenues	¥2,678,659	¥2,862,771	¥2,434,864

Segment profits:
Total segment profits	¥420,911	¥429,078	¥401,395
Corporate losses	(3,633)	(4,329)	(10,012)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	7,687	10,752	4,347

Total consolidated income before income taxes	¥424,965	¥435,501	¥395,730

Segment assets:
Total segment assets	¥9,201,921	¥9,098,918	¥9,997,698
Cash and cash equivalents, restricted cash	1,133,212	1,405,117	1,283,580
Allowance for doubtful receivables on direct financing leases and probable loan losses	(59,227)	(54,672)	(58,011)
Trade notes, accounts and other receivable	283,427	294,773	280,590
Other corporate assets	672,562	681,846	671,060

Total consolidated assets	¥11,231,895	¥11,425,982	¥12,174,917

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Fiscal Year ended March 31, 2017
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥2,195,389	¥239,294	¥243,976	¥2,678,659
Income before Income Taxes	313,175	73,945	37,845	424,965

	Millions of yen
	Fiscal Year ended March 31, 2018
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥2,377,729	¥208,264	¥276,778	¥2,862,771
Income before Income Taxes	320,511	74,105	40,885	435,501

	Millions of yen
	Fiscal Year ended March 31, 2019
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥1,948,868	¥205,233	¥280,763	¥2,434,864
Income before Income Taxes	274,431	70,935	50,364	395,730

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East
*3

From fiscal 2019, regarding ORIX Corporation Europe N. V., both total revenues and income before income taxes, previously disclosed in Other, are disclosed separately in the above areas, and the information about geographic areas for the previous fiscal year has been retrospectively reclassified as a result of this change.

Revenues from one customer that exceeds 10% of consolidated revenue for fiscal 2018 consist of approximately ¥3 million in Corporate Financial Services Segment and ¥320,446 million in Investment and Operation Segment. No single customer accounted for 10% or more of the Company’s total revenues for fiscal 2017 and 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Disaggregation of revenues for revenues from contracts with customers, by goods or services category and geographical location is as follows:

	Millions of yen
	Fiscal Year ended March 31, 2019
	Reportable segments							Corporate revenue and intersegment transactions	Total revenues
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Goods or services category
Sales of goods	¥4,379	¥5,392	¥8,063	¥436,044	¥0	¥6,798	¥460,676	¥1,353	¥462,029
Real estate sales	0	0	133,426	0	0	710	134,136	0	134,136
Asset management and servicing	0	0	5,523	454	163	185,787	191,927	(107)	191,820
Automobile related services	486	61,398	0	204	0	16,994	79,082	(359)	78,723
Facilities operation	0	0	100,940	0	0	3,066	104,006	(1)	104,005
Environment and energy services	2,815	0	188	129,166	0	1,004	133,173	(930)	132,243
Real estate management and brokerage	0	0	105,278	0	0	0	105,278	(2,216)	103,062
Real estate contract work	0	0	83,182	0	0	0	83,182	(965)	82,217
Other	35,958	9,153	4,513	39,081	3,448	20,544	112,697	(5,356)	107,341

Total revenues from contracts with customers	43,638	75,943	441,113	604,949	3,611	234,903	1,404,157	(8,581)	1,395,576

Geographical location
Japan	43,638	75,610	441,113	603,957	3,611	6,749	1,174,678	(4,886)	1,169,792
The Americas	0	0	0	0	0	114,614	114,614	0	114,614
Other	0	333	0	992	0	113,540	114,865	(3,695)	111,170

Total revenues from contracts with customers	43,638	75,943	441,113	604,949	3,611	234,903	1,404,157	(8,581)	1,395,576

Other revenues*	51,574	212,268	87,951	10,202	425,293	255,827	1,043,115	(3,827)	1,039,288

Segment revenues/Total revenues	¥95,212	¥288,211	¥529,064	¥615,151	¥428,904	¥490,730	¥2,447,272	¥(12,408)	¥2,434,864

*

Other revenues include revenues that are not in the scope of ASC 606 (“Revenue from Contracts with Customers”), such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

34. Subsequent Events

There are no material subsequent events.

Schedule II.—Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

	Millions of yen
	Year Ended March 31, 2017
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥156	¥0	¥86	¥(91)	¥(7)	¥144

Total	¥156	¥0	¥86	¥(91)	¥(7)	¥144

	Millions of yen
	Year Ended March 31, 2018
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥144	¥0	¥2,159	¥(182)	¥30	¥2,151

Total	¥144	¥0	¥2,159	¥(182)	¥30	¥2,151

	Millions of yen
	Year Ended March 31, 2019
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥2,151	¥0	¥0	¥(3)	¥(99)	¥2,049

Total	¥2,151	¥0	¥0	¥(3)	¥(99)	¥2,049

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets:
Valuation allowance
Year ended March 31, 2017	¥43,220	¥1,606	¥2,043	¥(2,104)	¥(1,278)	¥43,487
Year ended March 31, 2018	¥43,487	¥0	¥1,451	¥(30,295)	¥33	¥14,676
Year ended March 31, 2019	¥14,676	¥0	¥2,376	¥(3,717)	¥(179)	¥13,156

*1

The amount of deduction includes benefits recognized in earnings, expiration of loss carryforwards and sales of subsidiaries. The amounts of benefits recognized in earnings were ¥1,639 million in fiscal 2017, ¥8,303 million in fiscal 2018 and ¥2,648 million in fiscal 2019.

*2	The amount of other includes translation adjustment and the effect of changes in statutory tax rate and the effect of the amendment to tax loss carryforward rules.