Form 20-F
period 2020-03-31
ORIX CORP
filed 2020-06-30
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

	Title of each class	Trading Symbols(s)	Name of each exchange on which registered
(1)	American depository shares (the “ADSs”), each of which represents five shares	IX	New York Stock Exchange
(2)	Common stock without par value (the “Shares”)*

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of March 31, 2020, 1,324,629,128 Shares were outstanding, including Shares that were represented by 4,703,180 ADSs.

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
Indicate by check mark whether the Registrant
:
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒
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
The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2020 is referred to throughout this annual report as “fiscal 2020,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.
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

	Year ended March 31,
	2016	2017	2018	2019	2020
	(Millions of yen)
Income statement data* 1 :
Total revenues* 2	¥2,369,202	¥2,678,659	¥2,862,771	¥2,434,864	¥2,280,329
Total expenses	2,081,461	2,349,435	2,526,576	2,105,426	2,010,648
Operating income	287,741	329,224	336,195	329,438	269,681
Equity in net income of affiliates	45,694	26,520	50,103	32,978	67,924
Gains on sales of subsidiaries and affiliates and liquidation losses, net	57,867	63,419	49,203	33,314	74,001
Bargain purchase gain	0	5,802	0	0	955
Income before income taxes	391,302	424,965	435,501	395,730	412,561
Net income	270,990	280,926	321,589	327,039	306,724
Net income attributable to the noncontrolling interests	10,002	7,255	8,002	2,890	3,640
Net income attributable to the redeemable noncontrolling interests	819	432	452	404	384
Net income attributable to ORIX Corporation shareholders	260,169	273,239	313,135	323,745	302,700

	As of March 31,
	2016	2017	2018	2019	2020
	(Millions of yen, except number of shares)
Balance sheet data* 1 :
Investment in Direct Financing Leases* 3	¥1,190,136	¥1,204,024	¥1,194,888	¥1,155,632	¥0
Net Investment in Leases* 3	0	0	0	0	1,080,964
Installment Loans* 3	2,592,233	2,815,706	2,823,769	3,277,670	3,740,486
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses	(60,071)	(59,227)	(54,672)	(58,011)	(56,836)
Investment in Operating Leases	1,349,199	1,313,164	1,344,926	1,335,959	1,400,001
Investment in Securities	2,344,792	2,026,512	1,729,455	1,928,916	2,245,323
Property under Facility Operations	327,016	398,936	434,786	441,632	562,485
Others* 4	3,249,613	3,532,780	3,952,830	4,093,119	4,095,105

Total Assets	¥10,992,918	¥11,231,895	¥11,425,982	¥12,174,917	¥13,067,528

Short-term Debt, Long-term Debt and Deposits* 4	¥5,685,014	¥5,753,059	¥5,890,720	¥6,423,512	¥6,847,889
Policy Liabilities and Policy Account Balances	1,668,636	1,564,758	1,511,246	1,521,355	1,591,475
Common Stock	220,469	220,524	220,961	221,111	221,111
Additional Paid-in Capital	257,629	268,138	267,291	257,625	257,638
ORIX Corporation Shareholders’ Equity	2,310,431	2,507,698	2,682,424	2,897,074	2,993,608
Number of Issued Shares	1,324,058,828	1,324,107,328	1,324,495,728	1,324,629,128	1,324,629,128
Number of Outstanding Shares* 5	1,309,514,020	1,302,587,061	1,280,000,872	1,279,961,352	1,254,471,656

	As of and for the Year Ended March 31,
	2016	2017	2018	2019	2020
	(Yen and dollars, except ratios and number of employees)
Key ratios (%)* 6 :
Return on ORIX Corporation shareholders’ equity (“ROE”)	11.7	11.3	12.1	11.6	10.3
Return on assets (“ROA”)	2.32	2.46	2.76	2.74	2.40
ORIX Corporation shareholders’ equity ratio	21.0	22.3	23.5	23.8	22.9
Allowance/investment in direct financing leases and installment loans	1.6	1.5	1.4	1.3	0
Allowance/net investment in leases and installment loans	0	0	0	0	1.2

Per share data and employees:
ORIX Corporation shareholders’ equity per share* 7	¥1,764.34	¥1,925.17	¥2,095.64	¥2,263.41	¥2,386.35
Basic earnings per share for net income attributable to ORIX Corporation shareholders	198.73	208.88	244.40	252.92	237.38
Diluted earnings per share for net income attributable to ORIX Corporation shareholders	198.52	208.68	244.15	252.70	237.17
Dividends applicable to fiscal year per share	45.75	52.25	66.00	76.00	76.00
Dividends applicable to fiscal year per share* 8	$0.40	$0.48	$0.60	$0.69	$0.71
Number of employees	33,333	34,835	31,890	32,411	31,233

* 1	Accounting Standards Update
2014-09
(“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)), Accounting Standards Update
2016-01
(“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) and Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) have been adopted since April 1, 2018. Accounting Standards Update
2016-02
(ASC 842 (“Leases”)) (hereinafter, “New Lease Standard”) has been adopted since April 1, 2019. For further information, see Note 1 of “Item 18. Financial Statements.”
* 2	Consumption tax is excluded from the stated amount of total revenues.

* 3	The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥94,327 million, ¥80,347 million, ¥71,974 million, ¥86,046 million and ¥111,430 million as of March 31, 2016, 2017, 2018, 2019 and 2020, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥12,556 million, ¥11,600 million, ¥12,084 million and ¥14,807 million as of March 31, 2016, 2017, 2018 and 2019, respectively, and net investment in leases considered 90 days or more past due of ¥15,346 million as of March 31, 2020, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥8,178 million, ¥9,722 million, ¥12,748 million, ¥12,412 million and ¥10,264 million as of March 31, 2016, 2017, 2018, 2019 and 2020, respectively, and (iii) installment loans individually evaluated for impairment of ¥73,593 million, ¥59,025 million, ¥47,142 million, ¥58,827 million and ¥85,820 million as of March 31, 2016, 2017, 2018, 2019 and 2020, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2020 Compared to Year Ended March 31, 2019—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”
* 4	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update
2015-03
(“Simplifying the Presentation of Debt Issuance Costs”—ASC
835-30
(“Interest—Imputation of Interest”)) in fiscal 2017.
* 5	The Company’s shares held through the Board Incentive Plan Trust, which was established in July 2014 to provide shares at the time of retirement as compensation, are included in the number of treasury stock and excluded from the number of outstanding shares. The Board Incentive Plan Trust held 1,696,217 shares, 2,126,076 shares, 1,651,443 shares, 1,823,993 shares and 1,476,828 shares as of March 31, 2016, 2017, 2018, 2019 and 2020, respectively.
* 6	Return on ORIX Corporation shareholders’ equity is the ratio of net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances for the period. Return on assets is the ratio of net income attributable to ORIX Corporation shareholders for the period to average total assets based on fiscal year beginning and ending balances for the period. ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets. Allowance/investment in direct financing leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on direct financing leases and probable loan losses to the sum of investment in direct financing leases and installment loans. Allowance/net investment in leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on finance leases and probable loan losses to the sum of net investment in leases and installment loans.
* 7	ORIX Corporation shareholders’ equity per share is the amount derived by dividing ORIX Corporation shareholders’ equity by the number of outstanding shares.
* 8	The U.S. dollar amounts represent translations of the Japanese yen amounts using noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

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
1. Effects of
COVID-19
Since the beginning of this year, coronavirus disease 2019
(“COVID-19”)
has spread worldwide and the world economy and business activity have been adversely impacted by preventative measures instituted by governments across the globe, including restrictions on people’s movement and gatherings, such as stay-at-home
orders and limitations on travel and immigration, and requests and orders limiting the operations of , or mandating the closure of, certain public and private facilities and businesses. In particular, these measures have significantly impacted businesses in industries that rely on consumer spending, such as those relating to travel and recreation, passenger transport, in-store
dining and lodging.
We expect the spread of
COVID-19
will lead to significant global economic downturn and that it will continue to be difficult to predict when the situation will return to normal.
As of the filing date of this annual report, the spread of
COVID-19
cases is significantly impacting various business in the ORIX Group, including the following ones. In our Real Estate segment, demands from national and local governmental organizations to close facilities and other
COVID-19-related
factors are adversely impacting operating revenue of our businesses that operate hotels and Japanese-style inns and other recreational facilities. In our Investment and Operation segment, decreases in the number of flights and passengers due to reduced demand for air travel is adversely impacting operating revenue from our operation of airports in our concession business. In our Overseas Business segment, reduced demand for aircraft is adversely impacting our aircraft leasing business and may continue to do so as airline companies continue to request forbearance on lease fees leading to decreased revenue, among other effects. In addition, other businesses in the ORIX Group are experiencing decreased profits resulting from reduced revenue due to economic slowdown, increasing credit costs due to deterioration of borrowers’ business performance ,negative impact on asset values due to market volatility and increasing costs related to efforts to prevent the spread of
COVID-19.
In order to prevent the spread of
COVID-19,
the ORIX Group has implemented various measures, including policies on working remotely and restrictions on face-to-face
meetings and domestic and overseas business trips. The implementation of these and other measures may adversely impact our business activities and efficiency.
The ORIX Group operates various businesses in its global network that spans 37 countries and regions around the globe. For this and other reasons, if the global spread of
COVID-19
continues, we expect it could have a multi-faceted and adverse impact on all businesses we operate.
If the COVID-19 pandemic is prolonged, it is possible that the businesses described above and others in the ORIX Group may experience increases in credit costs due to the deterioration of borrowers’ business performance and declines in assets under management, as well as decreased revenue and increased costs. Depending on developments in the spread of COVID-19, there may be increases in liquidity risk and funding costs and a heightening of the various risks described above and elsewhere in this annual report. In addition, it is possible that the COVID-19 pandemic will adversely affect our business, management and financial results in ways that are currently unexpected or unknown to us. For further information, see “Item4. Information on the Company—Strategy—Operating Environment,” “Item4. Information on the Company—Business Segments,” “Item5. Operating and Financial Review and Prospects—Overview—Results Overview” and “Item5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
2. Risks Related to our External Environment (Risk Related to Unpredictable Events)
(1) Global economic weakness and instability or political turmoil could adversely affect our business activities, financial condition and results of operations.
We conduct business operations in Japan and other areas of Asia, as well as in the Americas, Europe, Oceania and the Middle East. Our business is affected by general economic conditions and financial conditions in these countries and regions. These conditions are affected by changes in various factors including, for example, changes in fiscal and monetary policies. Fluctuations or shifts in commodity market prices and consumer demand, trade disputes, political, social or economic instability in these countries and regions could also adversely affect our business activities, financial condition and results of operations.
Despite our attempts to minimize the adverse effects of such factors through, for example, improving our risk management procedures, global economic weakness and instability, or political turmoil could adversely affect our business activities, financial condition and results of operations.
(2) Competition could affect market share and profitability
We compete on the basis of pricing, transaction structure, service quality and other terms. It is possible that our competitors may seek to compete aggressively on the basis of pricing and other terms through their advantageous funding costs or without regard to their profitability. As a result of such aggressive competition by our competitors, our market share or our profitability may decline.
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
(4) Our business activities, financial condition and results of operations may be adversely affected by natural disasters and other unpredictable events
Our business activities, financial condition and results of operations may be adversely affected by unpredictable events or any continuing effects caused by such events. Unpredictable events include extreme weather due to the effects of climate change, and natural events, such as earthquakes, storms, tsunamis, floods, fires and outbreaks of infectious diseases, and man-made
events, such as accidents, war, terrorism, and insurgency. If any such event occurs, it may, among other things, cause unexpectedly large market price movements or unanticipated deterioration of economic conditions in a country or region, or cause major injuries to our personnel or damage to our facilities, equipment and other property, which could adversely affect our business activities, financial condition and results of operations.
(5) Dispositions of Shares may adversely affect market prices for our Shares
Between June 26, 2019, and June 29, 2020, two of our shareholders filed a large shareholder report pursuant to the Financial Instruments and Exchange Act (“FIEA”) indicating, at the time of filing, beneficial ownership, as that term is used in the FIEA, of more than five percent of the total number of our outstanding Shares by each relevant reporting shareholder. This or other of our shareholders may, for strategic, investment or other reasons, decide to reduce their shareholdings in ORIX. Dispositions of Shares, particularly dispositions of large numbers of Shares by major shareholders, may adversely affect market prices for our Shares. For information on major shareholders, see “Item 7. Major Shareholders and Related Party Transactions.”
If foreign investors reduce their investment in Japanese stocks due to changes in global or domestic economic or political conditions, market prices for our Shares could be adversely affected because a large percentage of our Shares are owned by investors outside of Japan.
3. Credit Risk
Our credit-related costs might increase
We maintain an allowance for doubtful receivables on finance leases and probable loan losses. However, we cannot be sure that the allowance will be adequate to cover future credit losses. This allowance may be inadequate due to unexpected adverse changes in the Japanese and overseas economies in which we operate, or deterioration in the conditions of specific industries, markets or customers. While we constantly strive to mitigate risk through portfolio management, we may be required to make additional provisions in the future depending on economic trends and other factors.
Furthermore, if adverse economic or market conditions affect the value of underlying collateral, secondhand equipment, or guarantees, our credit-related costs other than the allowance might increase. If any such event occurs, our business activities, financial condition and results of operations could be adversely affected.
4. Business Risk
(1) We are exposed to risks from our diverse and expanding range of products and services, acquisitions of companies and assets, entry into joint ventures and alliances and similar activities with uncertain outcomes
We are engaged in a broad range of businesses in Japan and overseas and continue to expand such range, including through acquisitions of companies and businesses. The breadth of our business and continued expansion may expose us to new and complex risks that we may be unable to fully control or foresee, and, as a result, we may incur unexpected and potentially substantial costs or losses. Such unexpected costs and losses, which may result from regulatory, technological or other factors, may be particularly acute when we expand our business through acquisitions. In addition, we may not achieve targeted results if our business or business opportunities do not develop as expected or if competitive pressures undermine profitability. Furthermore, when we acquire companies or businesses to expand our business, we could be required to make large write-downs of goodwill or other assets if the results of operations of an acquired company or business are lower than what we expected at the time we made such acquisition.
We have a wide range of investments in business operations, including operations that are very different from our financial services business. If we fail to manage our investee companies effectively, we may experience financial losses as well as losses of future business opportunities. In addition, we may not be able to sell or otherwise dispose of investments at the times or prices we initially expected or at all. We may also need to provide financial support, including credit support or equity investments, to some investee companies if their financial condition deteriorates.
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
(2) We are exposed to risks related to asset value volatility
In the management of our businesses, we hold various classes of assets and investments, including real estate, aircraft, ships and other assets in Japan and overseas, which we may hold for our own use or lease to our customers. The market values of these assets and investments may be volatile and may decline substantially in the future.
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
In addition, due to our operation of asset management businesses, if there are changes in the market value of asset such as shares and other securities, it could affect the results of our asset management services, which could lead to reductions in our assets under management and related fees and negatively impact our revenue.
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
Changes in market interest rates could have an adverse effect on the credit quality of our assets and our asset structure. For example, with respect to floating-rate loan assets, if market interest rates increase, the repayment burdens of our customers may also increase, which could adversely affect the financial condition of such customers and their ability to repay their obligations to us. Alternatively, a decline in interest rates could result in increased prepayments of loans and a decrease in our assets, which could adversely impact our revenue generation capabilities.
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
(2) Our risk management strategy of using derivatives for hedging purposes may not be effective
We may use derivative instruments to reduce fluctuations in the value of our investments and to hedge against interest rate and currency risks. However, it is possible that this risk management strategy may not be fully effective in all circumstances due to our failure to appraise the value of assets being hedged or execute such derivative instruments properly or at all, or our failure to achieve the intended results of such hedging due to the unavailability of offsetting or roll-over transactions in the event of sudden turbulence in the market or otherwise. Furthermore, our derivatives counterparties could fail to honor the terms of their contracts with us. Our existing derivative contracts and new derivative transactions may also be adversely affected if our credit ratings are downgraded.
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
6. Liquidity Risk
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
Adverse economic conditions or financial market instability, among other things, may adversely affect our ability to raise new funds or to renew existing funding sources, and may subject us to increased funding costs. If our access to liquidity is restricted, or if we are unable to obtain our required funding at acceptable costs, our business activities, financial condition and results of operations may be significantly and adversely affected.
We obtain credit ratings from ratings agencies. Downgrades of our credit ratings due to reasons such as market turmoil or the worsening of our financial condition could result in increases in our interest expenses and could have an adverse effect on our fund-raising ability by increasing costs of issuing CP and corporate debt securities and borrowing from banks and other financial institutions, reducing the amount of bank credit available to us or decreasing the attractiveness of our equity securities to investors. As a result, our business activities, financial condition and results of operations may be significantly and adversely affected.

7. Compliance Risk
Our efforts to implement and maintain thorough internal controls for appropriate compliance and legal risk management, as well as compliance education programs for our staff, in order to prevent violations of applicable laws, regulations and internal rules may not be fully effective in preventing all violations. In addition, we engage in a wide range of businesses, and our expansion into new businesses through acquisitions may cause our current internal controls to not be fully effective. If we are unable to implement and maintain robust internal controls to prevent any such violations and adjust such controls in response to expansion of our business, we may be subject to sanctions or penalties, which could also apply to our officers or employees. Such events could adversely affect our business activities, financial condition, results of operations and reputation.
8. Legal Risk
(1) We are subject to various laws and regulations in Japan and overseas which may restrict our business activities, subject us to legal liability or otherwise put us at a disadvantage
Our businesses and employees are subject to domestic and international laws, as well as regulatory oversight by government authorities who implement those laws, relating to the various sectors in which we operate and to our business operations generally. These include laws and regulations applicable to specific businesses and industries, such as financial instruments exchange, moneylending, installment sales, insurance, banking, trust services, real estate transactions and construction, as well as laws applicable more generally, such as the Companies Act of Japan, laws and regulations applicable due to our registration with the SEC, such as U.S. securities laws, and laws and regulations on antitrust and personal data protection and anti-bribery.
Regardless of whether we have violated any laws, if we become the subject of a governmental investigation, litigation or other proceeding in connection with our businesses, our business activities, financial condition and results of operations may be adversely affected.
(2) Enactment of, or changes in, laws, regulations and accounting standards may affect our business activities, financial condition and results of operations
Enactment of, or changes in, laws and regulations may adversely affect the way that we conduct our business and the products or services that we may offer, as well as limit the activities of our customers, borrowers, invested companies and funding sources. Such enactment or changes may increase our compliance costs. In recent years, foreign laws and regulations on subject matters such as personal data protection, anti-corruption and antitrust have been enacted and strengthened such that they may directly apply to the activities of our domestic businesses. If such pattern continues and it becomes necessary for us to comply with different countries’ regulations, in addition to significantly increasing the number of laws and regulations that we need to comply with, it may also significantly increase our compliance costs.
If accounting standards are changed, even if such changes do not directly affect our profitability or financial soundness, industries related to our businesses, our clients or the financial market may be negatively affected. As a result of such enactments or changes, our business activities, financial condition and results of operations could be adversely affected.
(3) Contractual deficiencies may affect our business and other initiatives
When engaging in business and other initiatives, our failure to take steps such as executing legally required or binding agreements or reflecting our understanding of parties’ contractual obligations accurately in relevant agreements may lead to adverse events such as our being the target of infringement, breach of contract and other legal claims by contractual counterparties and third parties or disruption of our ability to obtain rights we expected as part of such initiatives. Such events may adversely affect our business activities, financial condition and results of operations.

9. Information Risk
(1) Risks relating to loss, damage or leakage of information
We maintain various information such as customer information including information on individuals, accounting information and personnel information. We have implemented internal rules and training programs to properly manage such information. We also implement technical measures such as vulnerability countermeasures for our information systems and maintenance of various network security measures to protect against or mitigate cyber-attacks. However, in spite of such efforts, our measures may not be always effective and it is possible that our information may be lost, damaged or leaked.
In such event, we could be subject to governmental investigation, litigation or other proceedings in connection with potential violations of applicable data protection laws and regulations, such as the Act on the Protection of Personal Information and the General Data Protection Regulation, and may be sued for damages. In addition, our operations, financial standing and performance may be adversely affected due to, but not limited to, loss of customer and market confidence in us and deterioration of our reputation.
(2) Failures in our computer and other information systems could interfere with our operations and damage our business activities, financial condition and result
s
of operations
We use information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. Some of these information systems may be outsourced.
System shutdowns, malfunctions or failures, the mishandling of data or fraudulent acts by employees, vendors or other third parties, cyber attack by a computer virus, hacking, unauthorized access, business interruption or other types of cyber-terrorism, or a large-scale natural disaster, could have adverse effects on our operations, by causing, for example, delays in the receipt and payment of funds, the loss, damage or leakage of confidential or personal information of our customers or employees, the generation of errors in information used by our management for business decision-making and risk management evaluation and planning, the suspension of certain products or services we provide to our customers or other interruptions of our business activities. In such event, our liquidity or the liquidity of customers who rely on us for financing or payment could be adversely affected. We may also incur substantial costs to recover our business functionality or be penalized by regulatory authorities in the jurisdictions in which we operate for violating applicable laws and regulations and may be sued for damages.
As a result of the above, our operations, financial standing and performance may be adversely affected.
10. Operational Risk
(1) If our internal control over financial reporting is identified as being insufficient, our share price, reputation and business activities may be adversely affected
We have established and assessed our internal control over financial reporting in a manner intended to ensure compliance with the requirements of various laws and regulations. However, in future periods we or our independent registered public accounting firm may identify material weaknesses in our internal control over financial reporting, and such finding may cause us and our accountants to disclose that our internal control over financial reporting is ineffective, which could cause a loss of investor confidence in the reliability of our financial statements and cause our share price to fall. As a result, our business activities, financial condition and results of operations may be adversely affected.
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
(3) We may not be able to hire or retain qualified personnel
Our businesses require a considerable investment in human resources and the retention of qualified personnel in order to successfully compete in markets in Japan and overseas. If we cannot develop, hire or retain the necessary qualified personnel, we may incur additional costs to hire specialists or the quality of our products and services may decline, which could prevent us from continuing our business operation in a stable manner and adversely affect our business activities, financial condition and results of operations.
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
When we offer new products or services, we must ensure that we have the capacity to properly undertake and perform such operations. If we lack such capacity or fail to perform such operations successfully, we may lose the confidence of the market and our customers, which may cause us to suffer decreased profitability or force us to withdraw from such operations.
Our management attempts to manage operational risk and maintain it at a level that we believe is appropriate. However, operational risk is part of the business environment in which we operate, and despite our control measures, our business activities, financial condition and results of operations may be adversely affected at any time due to this risk.
11. Risks Related to Holding or Trading our Shares and ADRs
(1) Rights of shareholders under Japanese law may be different from those under the laws of other jurisdictions
Our Articles of Incorporation, the regulations of our board of directors and the Companies Act govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights are different from those that would apply if we were incorporated elsewhere. Shareholders’ rights under Japanese law are different in some respects from shareholders’ rights under the laws of jurisdictions within the United States and other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside Japan. For a detailed discussion of the relevant provisions of the Companies Act and our Articles of Incorporation, see “Item 10. Additional Information—Memorandum and Articles of Incorporation.”
(2) It may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors or executive officers, or to enforce against ORIX or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States
ORIX is a joint stock corporation formed in Japan. Almost all of ORIX’s directors and executive officers are residents of countries other than the United States. Although some of ORIX’s subsidiaries have substantial assets in the United States, substantially all of ORIX’s assets and the assets of ORIX’s directors and executive officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors and executive officers or to enforce against ORIX or those persons, in U.S. courts, judgments of U.S. courts predicated upon the civil liability provisions of U.S. securities laws. ORIX has been advised by its Japanese counsel that there is doubt, in original actions or in actions to enforce judgments of U.S. courts, as to the enforceability in Japan of civil liabilities based solely on U.S. securities laws. A Japanese court may refuse to allow an original action based on U.S. securities laws.
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
In 2006, we entered the investment banking field in the United States with the acquisition of Houlihan Lokey, Inc. (“Houlihan Lokey”) (All shares sold through a wholly-owned subsidiary ORIX USA in July 2019). In 2010, we acquired RED Capital Group, a U.S.-based company that provides financing for multi-family, senior living and healthcare-related real estate development projects in the United States. In 2010, we also acquired Mariner Investment Group LLC, a leading independent
SEC-registered
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
In November 2018, ORIX acquired 30% shareholding of Avolon Holdings Limited (“Avolon”), a leading global aircraft leasing company located in Ireland.
In January 2019, ORIX made DAIKYO INCORPORATED (“DAIKYO”) a wholly-owned subsidiary due to the acquisition of common shares of DAIKYO through a tender offer.

STRATEGY
Operating Environment
During fiscal 2020, the global economy slowed, mainly due to the intensifying trade friction between the United States and China. However, U.S. monetary policy turned to aggressive monetary easing and expectations for easing trade frictions between the United States and China increased toward the end of 2019, leading to signs of an economic recovery. However, from the beginning of 2020, the spread of
COVID-19
worldwide, and as a countermeasure against it, governments took measures such as restricting the movement and gatherings of people. As a result, the prices of risk assets experienced volatility and a significant downward adjustment globally due to demand and supply chain disruptions due to concerns over the effect of the pandemic and a potential sustained economic downturn. On the other hand, in response to the sharp deterioration in employment and the deterioration in corporate funding, caused by the
COVID-19
outbreak and the measures taken in response thereto, monetary easing by monetary authorities in each country and bold fiscal policies undertaken by various governments around the world resulted in the prices of risk assets stabilizing moderately toward the end of fiscal 2020. Due to the spread of
COVID-19,
the global economy is expected to deviate greatly downward, and the situation is expected to remain unpredictable for the foreseeable future.
In fiscal 2020, while we believe the adverse financial impact to the ORIX Group from the spread of
COVID-19
was not significant, there were signs there may be a deterioration in the business environment and a deterioration in profitability in several business areas in future periods. Depending on future developments in the global economy, ORIX Group’s performance may be negatively affected in the next fiscal year and beyond.
As of the filing date of this annual report, Real Estate Segment was affected by a deterioration in operating revenues from hotels, Japanese-style inns and other facilities due to such facilities being closed at the request of the national and local governments and a decline in tourism. We also experienced a deterioration in operating revenues from the concession business in Investment and Operation Segment due to a decrease in the number of flights and passengers due to a decline in passenger demand, but the impact on fiscal 2020 was minimal due to a lag in settlement. Similarly, in our aircraft leasing business, requests for deferral of lease payments due to a deterioration in earnings of airlines, may contribute to decrease profits in the Overseas Business Segment in the future even though the impact on fiscal 2020 was minimal. We believe that the negative impact of
COVID-19
on these three businesses is unlikely to be temporary in nature, but the extent and duration of such impact will depend on factors that are beyond our control.
In Corporate Financial Services Segment, Maintenance Leasing Segment, and Overseas Business Segment, which are engaged in finance leases, operating leases, and lending at subsidiaries in the United States and Asia, there is a possibility that our credit costs could increase in the future due to deterioration in the business and financial conditions of lessees and borrowers. Furthermore, in the real estate leasing business of Real Estate Segment, some tenants have requested deferral or reduction of rent payments, and these requests require close monitoring. In addition, as the prices of risky assets fluctuated significantly in the fourth quarter of fiscal 2020, the amount of assets under management in the asset management business operated by ORIX Corporation Europe N.V. (hereinafter, “ORIX Europe”) decreased. If the recovery of the value of entrusted assets is delayed, our asset management revenues may decrease.
Progress on Target Performance Indicators
In its pursuit of sustainable growth, ORIX Group uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and credit ratings to indicate financial soundness. In October 2019, we revised our target for the three-year period from fiscal 2019 to fiscal 2021. Our net income target was ¥300 billion in fiscal 2020, our ROE target was 11% or more in the medium term, and we made every effort to maintain our credit rating of A grade. In fiscal 2020, net income attributable to ORIX Corporation shareholders was ¥302.7 billion, achieving the target of

¥300 billion in net income. ROE for fiscal 2020 declined from 11.6% in the previous fiscal year to 10.3% due to a decrease in net income and an increase in shareholders’ equity. We continues to maintain a credit rating of A or higher (please refer to “Item5. Overview—Basic approach to financial and capital strategy” for details on credit ratings). Due to the spread of
COVID-19,
we recorded a total loss of segment profit of approximately ¥15 billion to ¥20 billion in the fourth quarter. Business outlook remains difficult to assess due to the global economic sharp slowdown caused by the spread of
COVID-19.
Under the circumstances, there are many uncertain factors affecting our business results, making it difficult for us to forecast with a high degree of certainty our consolidated business performance for the current fiscal year. Therefore, we have declined to publish net income attributable to ORIX Corporation shareholders targets for fiscal 2021 in our consolidated financial results filed with the Tokyo Stock Exchange.
In October 2019, we announced a stance of aiming for net income attributable to ORIX Corporation shareholders of ¥400 billion and ¥500 billion over the medium to long term by implementing our investment pipeline and replacing our asset portfolio. However, due to the impact of the spread of
COVID-19,
we believe it is necessary to revise the time horizon and process.
Three- year trends in performance indicators are as follows.

			As of March 31,
			2018	2019	2020
Net income attributable to ORIX Corporation shareholders	(Millions of yen	)	¥313,135	¥323,745	¥302,700
ROE (1)	(%)		12.1	11.6	10.3

(1)	ROE is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances.
Corporate Challenges to be Addressed
ORIX Group believes it is important to constantly maintain and evolve a corporate structure that can adapt flexibly and quickly to the business environment. We are pursuing the following initiatives to achieve sustainable growth.
Promoting Sustainability: The Sustainability Promotion Team established the “Sustainability Policy,” “Human Rights Policy,” and “Sustainable Investment and Finance Policy.” In addition to the selection of investment and loan projects and the goals of business divisions (KPIs), we have added sustainability elements to ensure that they are well established.
Enhancing integrated risk management: The ERM Headquarters, which was established in June 2017, promoted more sophisticated management of non-financial
risks in addition to internal controls. In fiscal 2020, we expanded the scope of risk management by incorporating non-financial
risk checks into the process of screening and monitoring investment projects.
Strengthen information security and promote digital transformation: In order to respond to cyber attack risks, which are becoming serious management risks, we established the Information Security Division in June 2018. The purpose of the division is to enhance security measures generally and to respond to changes in the business environment and to situations in which new technologies around the world threaten existing businesses. We are working to effectively utilize the vast amount of transaction data we have accumulated so far and to resolve issues through the use of artificial intelligence (AI) in order to develop new businesses and improve the profitability of existing businesses.

PROFILE OF BUSINESS BY SEGMENT
For a discussion of the basis for the breakdown of segments, see Note 34 of “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for fiscal 2018, 2019 and 2020.

	Years ended March 31,
	2018	2019	2020
	(Millions of yen)
Corporate Financial Services	¥49,275	¥25,482	¥14,611
Maintenance Leasing	40,162	38,841	33,724
Real Estate	74,395	89,247	76,857
Investment and Operation	84,097	38,170	55,715
Retail	74,527	84,211	80,387
Overseas Business	106,622	125,444	156,433

Total segment profits	429,078	401,395	417,727

Difference between segment total and consolidated amounts	6,423	(5,665)	(5,166)

Total Consolidated Amounts	¥435,501	¥395,730	¥412,561

Each of our segments is briefly described below.
BUSINESS SEGMENTS
ORIX Group organizes its businesses into six segments to facilitate strategy formulation, resource allocation and portfolio balancing at the segment level. These six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business. Management believes that organizing our business into large, strategic units allows us to maximize our corporate value by identifying and cultivating strategic advantages vis-à-vis anticipated competitors in each area and by helping ORIX Group achieve competitive advantage overall.
An overview of operations, operating environment and operating strategy for each of the six segments follows. However, the operating strategy of each business may change in the future due to developments relating to the spread of
COVID-19,
including the duration and extent to which preventative measures are maintained across the globe.
Corporate Financial Services Segment
Overview of Operations
This segment has its origin in the leasing business developed at the time of ORIX’s establishment in 1964. Even today, this segment serves as the foundation for the entire ORIX Group’s sales activities.
Operating through a nationwide network, ORIX provides leasing and loans and engages in various other fee businesses by providing products and services aligned with customer needs to its core customer base of domestic small- and medium-sized
enterprises (hereinafter, “SMEs”). Corporate Financial Services Segment is the contact point for the entire ORIX Group by gathering information on customers and products/services and responding to customer needs, including in connection with business succession and overseas expansion.
This segment promotes consolidated management by collaborating with other business segments and Group companies, both domestic and foreign. In this way, this segment creates cross-functional tie-ups
with Group customers in order to swiftly provide wide-ranging services backed by expertise.

Yayoi, which we acquired in December 2014, is a business software services company that develops and sells a range of business software and provides after-sales support and services, particularly to small businesses. Yayoi has built a solid customer base on its strong product development capabilities and brand. Yayoi’s business software supports sales management, payroll, customer management and small enterprise back office operations as well as accounting operations. Yayoi also supports customer back-office operations with a wide range of business consultation and employee benefit services that go beyond the framework of software after-sales service.
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
Maintenance Leasing Segment
Overview of Operations
Maintenance Leasing Segment consists of ORIX Group’s automobile and rental operations, both of which possess a high level of expertise.
In its automobile related business, we engage in leasing, automobile rental and car sharing businesses. Automobile leasing operations began by offering leases including maintenance to corporate clients. Today, the segment’s services include a complete range of vehicle maintenance outsourcing services requiring high-level expertise that encompasses solutions that meet clients’ compliance, environmental and safety management needs. This segment also offers a broad spectrum of tailor-made services that address both corporate and individual client needs.
Having initially specialized in precision measuring equipment rentals for corporate customers, the rental business has greatly expanded the range of offered products and currently includes
IT-related
equipment and medical equipment, environmental analysis equipment as well as tablet computers, robots, as well as drones. The rental business also offers a diverse range of services and engineering solutions including technical support, sales of software packages, equipment calibration and asset management.
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
Overview of Operations
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
Operating Environment
See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”
Operating Strategy
In the real estate development business, we will promote the development of complex facilities not only in major urban areas but also in areas abundant in tourism resources with the knowledge and experience acquired through the various real estate development and rental businesses and facility operation businesses. We also develop technologically advanced logistic facilities that leverage the expansion of
e-commerce
by utilizing the land information acquired through the sales network and grasping customers’ needs. In the real estate rental business, we intend to enhance our portfolio by selling properties at appropriate times and by regularly evaluating and promoting new investments in properties. In the real estate management business, we aim to receive new orders from a broad range of real estate categories in addition to condominiums.
In the real estate investment management business, we will increase the assets under management in ORIX Asset Management Corporation and ORIX Real Estate Investment Advisors Corporation to expand our fee business. In the facilities operation business, we will continue to invest in hotels and inns by selecting those locations carefully. In operating our existing facilities, we believe ORIX Group can add value through providing attractive accommodations that our customers are satisfied with and want to revisit.
Furthermore, we will establish itself as a comprehensive real estate group through incorporating the functions and know-how
held by DAIKYO, which became a wholly owned subsidiary of ORIX in January 2019. We believe that through the integrated operation of ORIX’s Real Estate Business and DAIKYO, our organization will be able to promptly pursue investment opportunities when the real estate industry enters a correction phase. The two businesses have already started collaborating on some projects, and we intend to increase opportunities to maximize and demonstrate the value of integrated operations from the standpoint of sharing information and collaborating in development, brokerage and construction supervision. We intend to move forward with real estate business integration.
As mentioned above, we intend to make stable profit through the asset management business and facility operating business while developing new businesses by making best use of our broad expertise in real estate business and our Group network.
Investment and Operation Segment
Overview of Operations
In Investment and Operation Segment, ORIX Group is engaged in three core business activities: environment and energy, private equity and concession.
For more than ten years, ORIX has been actively involved in the environment and energy business through the collection and disposal of waste generated from end-of-lease
assets. In addition to waste processing, recycling and energy-saving services our environment and energy business includes renewable energy such as mega-solar and electric power retailing. Overseas, we have invested in projects including a wind power generation business in India and in a globally leading vertically integrated geothermal power company.
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
Operating Environment
See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”

Operating Strategy
In the environment and energy business, we will increase investment in renewable energy. In Japan, we will focus on the development of energy sources other than solar power, such as wind power, geothermal power and biomass, and will work together with our domestic sales and marketing divisions to become one of Japan’s leading renewable energy power companies. We also seek to expand the business of the deregulation of the electricity retail market. As for overseas, we will also use the experience and expertise cultivated in Japan to accelerate the global expansion of our environment and energy business.
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
As for concession business, we commenced to operate Kobe Airport with VINCI Airports and Kansai Airports in April 2018 and expect to integrate the operation of Kansai International Airport, Osaka International Airport, and Kobe Airport. We also took part in the operation of wastewater treatment plant in Hamamatsu City and will continue to expand our operation to various public infrastructure.
Retail Segment
Overview of Operation
Retail Segment consists of life insurance, banking and card loan.
ORIX Life Insurance Corporation (hereinafter, ”ORIX Life Insurance”) was founded in 1991 and operates mainly through agencies and mail order sales. On July 1, 2014, ORIX Life Insurance acquired HLIKK, and the two companies merged on July 1, 2015. Regarding the banking business, ORIX Bank Corporation (hereinafter, “ORIX Bank”) inherited the Real estate loans for consumer business ORIX began handling in 1980 and is now involved in corporate lending and other services. ORIX Bank began card loan operations in March 2012.
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
ORIX Bank will keep operating and raising funds efficiently with high loan-deposit-ratio in order to meet active demand for money. In the Real estate loans for consumer business, the company will increase its loan balance by making full use of its networks and know-how
accumulated over many years. ORIX Bank will also enter new business fields such as the investment trust business.

The card loan business plans to expand in two ways to acquire potential demand in the shrinking market. The first is to increase card loan balance through the collaboration of ORIX Bank and ORIX Credit by taking advantage of their human and knowledge resources. The second is to expand loan guarantee to other financial institutions by utilizing ORIX Credit’s know-how
of credit screening.
Overseas Business Segment
Overview of Operation
Since first expanding into Hong Kong in 1971, ORIX Group has established an overseas network spanning 739 bases in 37 countries and regions.
In Overseas Business Segment, in the United States, asset management is at the heart of efforts to expand non-finance
business and boasts a high level of expertise in the fields of corporate finance, securities investment, private equity, loan origination and servicing and also fund management. Underpinned by a leasing, automobile leasing and corporate finance operating base that is aligned with the conditions of each country in Asia, Australia and Other. Overseas Business Segment engages in private equity activities, real estate-related businesses, as well as aircraft- and ship-related operations that include leasing, financing, management, investment, intermediary and sales activities in the field of aircraft and ship.
Furthermore, in Europe, Overseas Business Segment conducts asset management operations for individual and corporate clients through ORIX Europe, a Dutch holding company of global asset management companies that became a consolidated subsidiary of ORIX Group in July 2013 (one of the Company’s subsidiaries, has changed its name from Robeco Groep N.V. on January 1, 2018).
Operating Environment
See Segment Information of “Item 5. Operating and Financial Review and Prospects—Results of operations.”
Operating Strategy
In the United States, we maintain a stable presence in our traditional business of investing in municipal bonds, CMBS and other fixed-income securities and providing corporate finance services. We also enhance the asset management business through the acquisitions of multiple mortgage banking and loan servicing companies and asset management companies since 2010 as follows. Red Capital Group which provides loan structuring and servicing service’s, Mariner Investment Group which offers fund management services, Boston Financial Investment Management LP which is a syndicator in the low income housing tax credit industry, Lancaster Pollard Holdings, LLC which provides integrated investment banking, mortgage banking, balance sheet lending and private equity services focused on the full continuum of senior living, NXT Capital Group, LLC (hereinafter, “NXT Capital”) which involves in loan origination and asset management operations, and Hunt Real Estate Capital (hereinafter,“HREC”) which provides commercial real estate loan origination and servicing. Furthermore, we invest to infrastructure related companies and continuously expand those businesses by meeting demands in public infrastructure services in the United States.
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
In Asia, Australia and Other, we will optimize our portfolio through a focus on key markets and businesses. In addition, each local subsidiary will focus on non-leasing
businesses in diversifying its operations and establishing new businesses. At the same time, we will take new approaches other than the embedded management of a traditional leasing company.
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

	As of March 31, 2020
	Book Value (1)	Land Space (2)
	(Millions of yen)	(Thousands of m²)
Office building (Tachikawa, Tokyo)	¥14,750	3
Office building (Shiba, Minato-ku, Tokyo)	30,862	2
Office building (Osaka, Osaka)	9,679	2
Thermal power station (Kitakyushu, Fukuoka)	31,141	37
Thermal power station (Soma, Fukushima)	35,477	63
Solar power station (Tsu, Mie)	13,909	1,193
Solar power station (Niigata, Niigata)	13,256	251
Solar power station (Tomakomai, Hokkaido)	11,943	—
Hotel (Beppu, Oita) (3)	13,199	166

(1)	Right-of-use assets (hereinafter, “ROU”) are included in the book value.
(2)	Land space is provided only for those facilities where we own the land.
(3)	Book value of hotel (Beppu, Oita) includes advances for property under facility operations of ¥762 million.

We plan to make capital expenditures totaling approximately ¥683,100 million to support the growth and development of our operating lease business and power generation business during fiscal 2021. The following table shows a breakdown of planned capital expenditures and includes the estimated investment amounts and expected methods of financing the expenditures.

	Fiscal 2021
	Estimated investment amounts	Expected methods of financing
	(Millions of yen)
Operating lease equipment and property	¥670,000	Funds on hand, bank borrowings, etc.
Power generation equipment	13,100	Funds on hand, bank borrowings, etc.

Total	¥683,100	—

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.
We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥203,930 million as of March 31, 2020.
As of March 31, 2020, the acquisition cost of equipment we held for operating leases amounted to ¥1,931,309 million, consisting of ¥1,305,908 million of transportation equipment, ¥287,301 million of measuring and information-related equipment, ¥305,981 million of real estate and ¥32,119 million of others, before accumulated depreciation. Accumulated depreciation on equipment held for operating leases was ¥678,245 million. We also recognized ¥121,553 million of ROU assets of operating leases and ¥25,384 million of accrued rental receivables as of the same date.
SEASONALITY
Our business is not materially affected by seasonality.
RAW MATERIALS
Our business does not materially depend on the supply of raw materials.
PATENTS, LICENSES AND CONTRACTS
Our business and profitability are not materially dependent on any patents or licenses, industrial, commercial or financial contracts, or new manufacturing processes.
BUSINESS REGULATION
ORIX and its group companies in Japan are incorporated under, and our corporate activities are governed by, the Companies Act. However, ORIX and its group companies are involved in diverse businesses in overseas jurisdictions, including in the United States, Europe, Asia and Oceania, and are therefore subject to various regulations and supervision in each jurisdiction in which they operate, including, but not limited to, regulations relating to business and investment approvals, antitrust, anti-corruption, anti-money laundering and terrorism financing, consumer and business taxation, foreign exchange controls, intellectual property and personal information protection. In recent years, there has been an increasing number of laws and regulations on antitrust, anti-corruption, anti-money laundering and terrorism financing, and personal data protection that can apply directly to business activities taking place outside of the jurisdiction that enacted such law or regulation (extraterritorial application). Given the need for ORIX and its group companies to deal with the laws and regulations of multiple countries on each legal topic, there has been a tendency for costs to increase as a result of the increasing number of laws and regulations that need to be assessed. In addition, there is an increasing number of cases where significant fines and penalties have been imposed for violations of such laws and regulations. For example, fines for violations of the European Union’s General Data Protection Regulation can up to 4 % of total global turnover and fines for violations of the U.S. Foreign Corrupt Practices Act can be up to twice the benefit sought, in addition to penalties such as disgorgement of profits and prejudgment interest.
The next section describes the laws and regulations applicable to our business in Japan and the United States and Europe, our major areas of operation outside Japan.
JAPAN
There is no general regulatory regime which governs the conduct of our finance lease and operating lease businesses in Japan, although various laws regulate certain aspects of particular lease transactions, depending on the type of leased property.
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

The SEC, the Financial Industry Regulatory Authority (“FINRA”) and various state agencies regulate the issuance and sale of securities and the activities of broker-dealers, investment companies and investment advisers in the United States. ORIX USA’s wholly-owned subsidiary, ORIX Capital Partners, LLC is a registered investment adviser regulated by the SEC. ORIX USA’s majority-owned subsidiary, Mariner Investment Group, LLC (“Mariner”) is a registered investment adviser regulated by the SEC. ORIX USA’s wholly-owned subsidiary, Mariner Group Capital Markets, LLC (“MGCM”), is a registered limited purpose broker-dealer regulated by the SEC and FINRA. ORIX USA’s wholly-owned subsidiary, NXT Capital Investment Advisers, LLC is a registered investment adviser regulated by the SEC. ORIX USA’s wholly-owned subsidiary, OREC Investment Management, LLC, is also a registered investment adviser regulated by the SEC. ORIX USA’s wholly-owned subsidiary, OREC Securities, LLC is a registered broker-dealer regulated by the SEC and FINRA, and is also regulated by the SEC as a registered municipal advisor and municipal securities broker dealer. ORIX USA and its other subsidiaries are not subject to these regulations but must comply with U.S. federal and state securities laws.
ORIX USA’s corporate finance, real estate finance, and public finance businesses are subject to numerous state and federal laws and regulations. Commercial and real estate loans may be governed by the USA Patriot Act, the Equal Credit Opportunity Act and Regulation B thereunder, and state usury laws. Real estate transactions are also governed by state real property and foreclosure laws. ORIX USA’s secured finance transactions are governed by the Uniform Commercial Code, as adopted by the various states. ORIX USA is registered with or has obtained licenses from the various state agencies that regulate the activity of commercial lenders in such states. For example, its consolidated subsidiary, ORIX Corporate Capital Inc., is a Delaware Licensed Lender, and its consolidated subsidiaries ORIX Capital Markets, LLC, and ORIX Growth Capital, LLC are licensed California Finance Lenders.
In May 2010, ORIX USA acquired RED Capital Group, LLC (“RED”), in September 2017, ORIX USA acquired Lancaster Pollard Holdings, LLC (“LPH”), and in January 2020, ORIX USA acquired Hunt Real Estate Capital, LLC (“HREC”). In January 2019, RED and LPH merged as ORIX Real Estate Capital Holdings, LLC (“ORECH”), and in April 2020, HREC merged into ORECH. The combined business is based in New York, New York and Columbus, Ohio and provides debt and equity capital, as well as advisory services, to the housing, health care, and real estate industries. ORECH and its subsidiaries must comply with rules and regulations administered by the Government National Mortgage Association, the Federal National Mortgage Association (“Fannie Mae”), the Department of Housing and Urban Development, the United States Department of Agriculture, the Federal Housing Administration and the Federal Home Loan Mortgage Corporation (“Freddie Mac”). ORIX Real Estate Capital, LLC and OREC Structured Finance Co., LLC, both wholly-owned subsidiaries of ORECH, are licensed California Finance Lenders. As noted above, OREC Investment Management, LLC is a registered investment adviser regulated by the SEC, and OREC Securities, LLC is a registered broker-dealer, municipal advisor and municipal securities broker dealer regulated by the SEC and FINRA.
In March 2020, ORIX Capital Partners, LLC was approved by the SEC as a standalone registered investment adviser and no longer relies on Mariner’s registration with the SEC.
In December 2010, ORIX USA acquired MIG Holdings, LLC, the parent company of Mariner. As stated above, Mariner is registered with the SEC as an investment adviser and is headquartered in Harrison, New York, with locations in London, Tokyo, Connecticut, New Jersey, North Carolina, Pennsylvania, and Texas. In addition, Mariner is registered as a commodity pool operator with the U.S. Commodity Futures Trading Commission and a member of National Futures Association. In April 2020, a subsidiary of ORIX USA and certain members of Mariner’s management entered into an agreement to divest MGCM and ORIX USA’s majority-ownership interest back to such members of Mariner’s management, subject to customary closing conditions. In connection with the transaction, ORIX USA will retain Mariner’s leveraged credit business.
In July 2016, ORIX USA acquired Boston Financial Investment Management, LP (“BFIM”), a Boston, Massachusetts-based provider of syndication services and asset and portfolio management in the Federal Low

Income Housing Tax Credits (LIHTC) industry in connection with the financing of low income real estate. As the beneficiary of tax credits and often other subsidy and loan programs, a LIHTC property is typically regulated at the Federal, state, and local levels.
Day-to-day
responsibility of the property resides with a third party general partner, who in addition to directing the agent that manages the property, has responsibility for compliance with applicable laws and regulations. As the general partner of a limited partnership, BFIM monitors such compliance on behalf of the other limited partners.
In August 2018, ORIX USA acquired NXT Capital, a Chicago-based middle-market lender and asset manager. NXT Capital provides a full range of structured financing solutions on a direct basis through its Corporate Finance and Real Estate Finance groups. NXT Capital also manages capital for third parties through its asset management platform and offers investors proprietary access to primarily first lien senior secured loans that are not broadly traded or otherwise generally available without a loan origination platform. As noted above, NXT Capital Investment Advisers, LLC is registered with the SEC as an investment adviser. NXT Capital, LLC, a consolidated subsidiary of NXT Capital, is licensed as a California Finance Lender.
Outside of the United States, Mariner Investment (Europe) LLP is an affiliated relying adviser to Mariner that is headquartered in London and authorized and regulated by the Financial Conduct Authority (“FCA”) in the UK and as such is subject to minimum regulatory capital requirements. Mariner Investment (Europe) LLP is categorized as a “BIPRU
€
50k limited license” firm. It is an investment management firm. Also outside of the United States, in December 2016, ORIX USA, through its Brazilian subsidiary, acquired a controlling interest in RB Capital S.A. (“RB Capital”), a Brazilian capital markets and asset management platform. RB Capital controls two publicly held companies, RB Capital Companhia de Securitização and Rioloan 2 Companhia Securitizadora de Créditos Financeiros, registered before the Securities and Exchange Commission of Brazil (“CVM”). RB Capital Companhia de Securitização is also a securitization company and regulated by the CVM. In addition, RB Capital controls an asset management company, RB Capital Asset Management Ltda., which is registered and authorized by the CVM to manage assets in Brazil.
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
(
Autoriteit Financiële Markten
(“AFM”)) and
The Dutch Central Bank
(
De Nederlandsche Bank
(“DNB”)) in the Netherlands,
inter alia
, to offer certain investment services. RIAM has branches and representative offices worldwide, including in Dubai, Germany, Spain, Italy and the United Kingdom, each of which either benefits from RIAM’s European passport or is subject to local regulatory supervision.
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
Harbor Trust Company is a wholly owned subsidiary of Harbor Capital Advisors, Inc. and is registered with the New Hampshire Banking Commission (“NHBC”).

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
(“FCA”).
Boston Partners Trust Company is a wholly owned subsidiary of Boston Partners Global Investors, Inc. and is registered with the NHBC.
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
(“MAS”).
Robeco Overseas Investment Fund Management (Shanghai) Limited Company, an indirect subsidiary of ORIX Europe, is licensed by the Asset Management Association of China (“AMAC”).
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
Basic approach to financial and capital strategy
In its pursuit of sustainable growth, ORIX Group uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and credit ratings to indicate financial soundness.
ORIX Group aim to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, we strive to make stable and sustainable distribution of dividends at a level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, we aim to act with swiftness while considering various factors such as the adequate level of the Company’s retained earnings, the soundness of its financial condition and external factors such as changes in the business environment, share price and its trend and target performance indicators.
Regarding funding activities, we strive to maintain a high ratio of long-term funds procured and stagger repayment periods, keeping in mind the diversification and balance of fund procurement methods and sources. We strive to ensure that liquidity on hand is at an appropriate level through stress testing and other means.
With regard to shareholders’ equity, we measure risk in all assets using our own method, and strive to control the ratio of use of shareholders’ equity at an appropriate level while considering the balance between flexibility and financial soundness for new investments.

In addition, when considering new investment projects, we set a cost of capital that takes into account the risk of each project, and by carefully selecting and executing projects that can earn returns that exceed the cost of capital, we aim to improve ROE by improving ROA and sustainably increase corporate value. And we aim to keep maximum effort to maintain A grade. ORIX is working to achieve its goals by measuring and evaluating its capital adequacy, financing conditions, and asset quality internally, and by regularly confirming evaluations from credit rating agencies.
The issuer ratings (or counterparty ratings) that the ORIX Group has obtained from rating agencies as of the filing date of this annual report are
“A-”
for S&P Global Ratings Japan,
“A-”
for Fitch Ratings Japan, “A3” for Moody’s Investors Service, and
“AA-”
for Rating and Investment Information, Inc. (R&I).
Major Use of funding
The ORIX Group’s major uses of funding include purchases of leased assets, such as office equipment, automobiles, IT equipment, measuring equipment, real estate, and aircraft, loans to customers, investments in affiliates, acquisition of subsidiaries, purchases of investment securities, and purchases of business assets.
Results Overview
In fiscal 2020, net income attributable to ORIX corporation shareholders was ¥302.7 billion, reaching our target of net income attributable to ORIX corporation shareholders of ¥300 billion and ROE was 10.3%.
Net income attributable to ORIX Corporation shareholders decreased 7% to ¥302.7 billion compared to the previous fiscal year as a result of a decrease in provision for income taxes in the previous fiscal year due to the reversal of the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO, as well as a decrease in segment profit in Corporate Financial Services Segment, Maintenance Leasing Segment, Real Estate Segment and Retail Segment, despite an increase in segment profit in Investment and Operation Segment and Overseas Business Segment. Due to the spread of
COVID-19,
we recorded a total loss of segment profit of approximately ¥15 billion to ¥20 billion in the fourth quarter on a consolidated basis.
The following is a summary of the main factors behind the consolidated business results for fiscal 2020.
Corporate Financial Services Segment’s profit decreased.
In domestic sales, there was a decrease in fee income related to life insurance. However, we are currently working to diversify our products, such as focusing on sales of products other than life insurance. On the other hand, Yayoi, which sells and provides services for business software, increased the number of members providing paid-in
support and sales of packaged products, and contributed. This segment’s profit was negatively affected by the adoption of the New Lease Standard.
Maintenance leasing Segment’s profit decreased.
ORIX Auto Corporation’s leasing revenue remained steady, while ORIX Rentec Corporation’s revenue rose due to strong
IT-related
replacement demand. However, this segment’s profit was also negatively affected by the adoption of the New Lease Standard.
Real Estate Segment’s profit decreased.
Despite a gain on sales of shares of a subsidiary which operates senior housings, a decline in service revenues due to the sale of a significant property under facility operation in the previous fiscal year and a decline in real estate sales due to a decrease in the number of units delivered in DAIKYO’s condominium business had a significant impact. In the fourth quarter, a loss of approximately two billion yen was attributable to a decline in the occupancy rate of hotels, inns, and other operating facilities, as well as to the discontinuation of those facilities, due to the impact of the spread of
COVID-19.

Investment and Operation Segment’s profit increased.
In Investment and Operation Unit, we recorded gains on sales of two private equity investments in Japan. In our airport concession business, we did not experience a negative impact on segment profitability during fiscal 2020 despite a significant decline in travelers through Kansai Airport primarily due to a three-months lag in the settlement. Accordingly, the impact of the spread of
COVID-19
is expected to emerge in the first quarter of fiscal 2021 and continue until airport passengers return.
Retail Segment’s profit decreased.
ORIX Life Insurance has expanded its lineup of products, including foreign-currency whole life insurance. As a result, the number of contracts has grown steadily, resulting in an increase in premium revenues. However, there was a decrease in investment return of our life insurance business due to the recording of significant gains on the sales of real estate property in the previous fiscal year.
Overseas Business Segment’s profit increased.
Earnings from investees acquired in the previous fiscal year contributed significantly. In addition, gains on the sale of shares of Houlihan Lokey and other subsidiaries and affiliates, and gains on the sale of certain businesses of ORIX Europe were also recorded. In the fourth quarter, ORIX Europe’s asset management revenue decreased due to a decrease in the assets under management in its asset management business. In addition, ORIX USA recognized the provision for doubtful receivables and probable loan losses of approximately three billion yen in the United States due to a decline in energy prices. The aircraft leasing business was not affected by the spread of
COVID-19
in the fourth quarter results.
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
In addition, we carefully considered the future outlook regarding the spread of the
COVID-19.
As of March 31, 2020, there was no significant impact on our accounting estimates. However, the outlook for future outbreaks of
COVID-19
and the resulting global economic slowdown is uncertain and it may change rapidly. Therefore our accounting estimates may change over time.
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
The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). We mainly measure certain loans held for sale, trading debt securities, available-for-sale
debt securities, certain equity securities, derivatives, certain reinsurance recoverables in other assets and variable annuity and variable life insurance contracts in policy liabilities and policy account balances at fair value on a recurring basis. Certain subsidiaries measure certain loans held for sale, certain foreign government bond securities and foreign corporate debt securities included in available-for-sale
debt securities, certain investment funds included in equity securities, certain reinsurance contracts, and variable annuity and variable life insurance contracts at fair value on a recurring basis as they elected the fair value option.
The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2020:

	March 31, 2020
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Millions of yen)
Financial Assets:
Loans held for sale	¥90,893	¥0	¥90,893	¥0
Trading debt securities	7,431	0	7,431	0
Available-for-sale debt securities	1,631,185	21,490	1,521,342	88,353
Equity securities	375,174	58,400	232,873	83,901
Derivative assets	39,690	202	20,258	19,230
Other assets	18,206	0	0	18,206

Total	¥2,162,579	¥80,092	¥1,872,797	¥209,690

Financial Liabilities:
Derivative liabilities	¥73,649	¥2,471	¥71,178	¥0
Policy Liabilities and Policy Account Balances	300,739	0	0	300,739

Total	¥374,388	¥2,471	¥71,178	¥300,739

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.
As of March 31, 2020, financial assets measured at fair value on a recurring basis and classified as Level 3 and the percentages of total assets are as follows:

	March 31, 2020
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)
	(Millions of yen, except percentage data)
Level 3 Assets:
Available-for-sale debt securities	¥88,353	1
Japanese prefectural and foreign municipal bond securities	2,832	0
Corporate debt securities	3,994	0
Other asset-backed securities and debt securities	81,527	1

Equity securities	83,901	1
Investment funds	83,901	1

Derivative assets	19,230	0
Options held/written and other	19,230	0

Other assets	18,206	0
Reinsurance recoverables	18,206	0

Total Level 3 financial assets	¥209,690	2

Total assets	¥13,067,528	100
As of March 31, 2020, the amount of financial assets classified as Level 3 was ¥209,690 million, among financial assets that we measured at fair value on a recurring basis. Level 3 assets represent 2% of our total assets.
Investment funds, and Other asset-backed securities and debt securities classified as Level 3 were ¥83,901 million and ¥81,527 million, respectively, as of March 31, 2020, which are 40% and 39% of total Level 3 financial assets, respectively.
Investment funds classified as Level 3 are investments held by the investment companies which are owned by a certain overseas subsidiary, and certain investments in investment funds for which certain subsidiaries elected the fair value option. With respect to investments held by the investment companies which are owned by a certain overseas subsidiary, fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, and broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. With respect to certain investments in investment funds for which certain subsidiaries elected the fair value option, the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market.
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
For more discussion, see Note 2 of “Item 18. Financial Statements.”
ALLOWANCE FOR DOUBTFUL RECEIVABLES ON NET INVESTMENT IN LEASES AND PROBABLE LOAN LOSSES
The allowance for doubtful receivables on net investment in leases and probable loan losses represents management’s estimate of probable losses inherent in the portfolio. This evaluation process is subject to numerous estimates and judgments. The estimate made in determining the allowance for doubtful receivables on net investment in leases and probable loan losses is a critical accounting estimate for all of our segments.
In developing the allowance for doubtful receivables on net investment in leases and probable loan losses, we consider, among other things, the following factors:
•	business characteristics and financial conditions of obligors;
•	current economic conditions and trends;
•	prior charge-off experience;
•	current delinquencies and delinquency trends; and
•	value of underlying collateral and guarantees.
We individually develop the allowance for credit losses for impaired loans. For non-impaired
loans, including loans that are not individually evaluated for impairment, and net investment in leases, we evaluate prior charge-off
experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off
experience as well as current economic conditions.
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

While management considers the allowance for credit losses is adequate based on the current available information, additional provisions may be required due to future uncertain factors.
We charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtor’s creditworthiness and the liquidation status of collateral.
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
Determinations of whether investments in securities are impaired often involve estimating the outcome of future events that are highly uncertain at the time the estimates are made. Management judges whether there are any facts that an impairment loss should be recognized, based primarily on objective factors.
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
The fair value of a reporting unit under the first step and the second step is determined by estimating the outcome of future events and assumptions made by management. Similarly, estimates and assumptions are used in determining the fair value of any indefinite-lived intangible assets. When necessary, we refer to an evaluation by a third party in determining the fair value of a reporting unit; however, such determinations are often made by using discounted cash flows analyses performed by us. This approach uses numerous estimates and assumptions, including projected future cash flows of a reporting unit, discount rates reflecting the inherent risk, growth rate. For example, determining the fair value of an asset management contract included in any indefinite-lived intangible assets involves the estimated balances of assets under management of the underlying investment funds that provides the asset management service, and estimates and assumptions regarding the weighted average cost of capital (WACC). Management believes that the assumptions used in estimating fair value used to determine impairment are reasonable, but we may charge additional losses to income if actual cash flows or any items which affect a fair value are less favorable than those projected by management due to economic conditions or our own risk in the reporting unit.
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
If the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying amount of the asset exceeds fair value. We determine the fair value using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques, as appropriate. Although management believes that the expected future cash flows and the calculations of fair value used to determine impairment are reasonable, if actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or shorter expected future periods to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets.
The accounting estimates relating to impairment of long-lived assets could affect all segments.

UNGUARANTEED RESIDUAL VALUE FOR FINANCE LEASES AND OPERATING LEASES
We estimate unguaranteed residual values of leased equipment except real estate, which is explained in “Impairment of Long-lived Assets” described above, when we calculate unearned lease income to be recognized as income over the lease term for finance leases and when we calculate depreciation amounts for operating leases that carry inherently higher obsolescence and resale risks. Our estimates are based upon current market values of used equipment and estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. If actual demand for re-lease
or actual market conditions of used equipment is less favorable than that projected by management, write-downs of unguaranteed residual value may be required.
The accounting estimates relating to unguaranteed residual value for finance leases and operating leases affect mainly Corporate Financial Services segment, Maintenance Leasing segment and Overseas Business segment.
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
Hedge effectiveness is assessed quarterly on a retrospective and prospective basis. If specified criteria for the assumption of effectiveness are not met at hedge inception or upon quarterly testing, then hedge accounting is discontinued. To assess effectiveness, we use techniques including regression analysis and the cumulative dollar offset method.
The accounting estimates used to assess hedge effectiveness could affect mainly Overseas Business segment and Retail segment.
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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2020 would decrease or increase, respectively, by approximately ¥2,198 million.
Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.
If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2020 would decrease by approximately ¥2,482 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2020 would increase by approximately ¥2,369 million.
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
Significant management judgments are required in determining our provision for income taxes, current income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. We file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. Management judgments, including the interpretations about the application of the complex tax laws of Japan and certain foreign tax jurisdictions, are required in the process of evaluating tax positions; therefore, these judgments may differ from the actual results. We have recorded a valuation allowance due to uncertainties about our ability to utilize certain deferred tax assets, primarily certain tax loss carryforwards, before they expire. The valuation allowance is primarily recognized for deferred tax assets of consolidated subsidiaries with tax loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning
strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that all of the deferred tax assets, net of the valuation allowance, will be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or if we adjust these estimates in future periods, we may need to establish additional valuation allowances, which could materially impact the consolidated financial position and results of operations.
DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE
Our management discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2020.
FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY
We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate held for investment and rental is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2020, as well as the fair value as of the end of fiscal 2020.

Year ended March 31, 2020
Carrying amount* 1
Balance at April 1, 2019	Change amount	Balance at March 31, 2020	Fair value at March 31, 2020* 2
	(Millions of yen)
¥329,970	¥(20,627)	¥309,343	¥381,219

* 1	Carrying amounts are stated as cost less accumulated depreciation.
* 2	Fair value is either obtained from appraisal reports by external qualified appraisers, calculated by internal appraisal department in accordance with “Real estate appraisal standards,” or calculated by other reasonable internal calculation utilizing similar methods.
Investment and rental property revenue and expense for fiscal 2020 were as follows:

Year Ended March 31, 2020
Revenue* 1	Expense* 2	Net
¥72,777	¥33,228	¥39,549

* 1	Revenue consists of revenue from leases and gains on sales of real estate under operating leases. Revenue from leases is composed of real estate-related revenues from “Operating leases” and “Life insurance premiums and related investment income.”
* 2	Expense consists of costs related to the above revenue such as rental payment, depreciation expense, repair cost, insurance cost, tax and duty which are included in “Costs of operating leases,” and “Write-downs of long-lived assets.”
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
As further described in “Item 4. Information on the Company,” after developing the Japanese leasing market in 1964, we extended the scope of our operations into various types of businesses which have become significant contributors to our consolidated operating results. Our initial leasing business has expanded into the provision of broader financial services, including direct lending to our lessees and other customers. Initial direct lending broadened into diversified finance such as real estate loans for consumers, loans secured by real estate, unsecured loans and non-recourse
loans. Through our lending experience, we developed a loan servicing business and a loan securitization business. Through experience gained by our focusing on real estate as collateral for loans, we also developed our real estate leasing, development and management operations.
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
The following provides supplemental explanation of certain account captions on our consolidated statements of income:
Finance revenues include primarily finance leases, interest on loans and interest on investment securities because we believe that capital we deploy is fungible and, whether used to provide financing in the form of loans and leases or through investment in debt securities, the decision to deploy the capital is a banking-type operation that shares the common objective of managing earning assets to generate a positive spread over our cost of borrowings. In addition, revenues from guarantees, which are from commission income by guarantees against loans disbursed by other financial institutions, are also included in finance revenues.
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

Services expense is directly associated with the sales and revenues separately reported within services income. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating Income.” We similarly view the provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2020 Compared to Year Ended March 31, 2019” and “Year Ended March 31, 2019 Compared to Year Ended March 31, 2018.”
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
YEAR ENDED MARCH 31, 2020 COMPARED TO YEAR ENDED MARCH 31, 2019
Performance Summary
Financial Results

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except ratios, per Share data and percentages)
Total revenues	¥2,434,864	¥2,280,329	¥(154,535)	(6)
Total expenses	2,105,426	2,010,648	(94,778)	(5)
Income before Income Taxes	395,730	412,561	16,831	4
Net Income Attributable to ORIX Corporation Shareholders	323,745	302,700	(21,045)	(7)
Earnings per Share (Basic)	252.92	237.38	(15.54)	(6)
(Diluted)	252.70	237.17	(15.53)	(6)
ROE* 1	11.6	10.3	(1.3)	—
ROA* 2	2.74	2.40	(0.34)	—

* 1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
* 2	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.
Total revenues for fiscal 2020 decreased 6% to ¥2,280,329 million compared to fiscal 2019 as a result of a decrease in sales of goods and real estate due primarily to a decrease in related revenues from subsidiaries in the private equity business.
Total expenses for fiscal 2020 decreased 5% to ¥2,010,648 million compared to fiscal 2019 due primarily to a decrease in costs of goods and real estate sold in line with the aforementioned decrease in revenues.

Income before income taxes for fiscal 2020 increased 4% to ¥412,561 million compared to fiscal 2019 as a result of increases in equity in net income of affiliates and gains on sales of subsidiaries and affiliates and liquidation losses, net. On the other hand, net income attributable to ORIX Corporation shareholders decreased 7% to ¥302,700 million compared to fiscal 2019 as a result of a decrease in provision for income taxes during fiscal 2019 due to the reversal of the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO.
There was no significant impact on the business performance for fiscal 2020 due to the spread of the
COVID-19.
Balance Sheet data

	As of March 31,				Change
	2019		2020		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets	¥12,174,917		¥13,067,528		¥892,611		7
(Segment assets)	9,997,698		10,905,998		908,300		9
Total Liabilities	9,211,936		9,991,362		779,426		8
(Long- and Short-term debt)	4,495,771		4,616,186		120,415		3
(Deposits)	1,927,741		2,231,703		303,962		16
ORIX Corporation Shareholders’ Equity	2,897,074		2,993,608		96,534		3
ORIX Corporation Shareholders’ Equity per share	2,263.41		2,386.35		122.94		5
ORIX Corporation Shareholders’ Equity ratio*	23.8%		22.9%		(0.9)%		—
D/E ratio (Debt-to-equity ratio) (Long- and Short-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	1.6	x	1.5	x	(0.1	)x	—

*	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.
Total assets increased 7% to ¥13,067,528 million compared to the balance as of March 31, 2019 due primarily to not only increases in installment loans and investment in securities, but also increases in investment in operating leases, property under facility operations and office facilities as a result of our adoption of the New Lease Standard. In addition, segment assets increased 9% to ¥10,905,998 million compared to the balance as of March 31, 2019.
Total liabilities increased 8% to ¥9,991,362 million compared to the balance as of March 31, 2019 due primarily to not only increases in long-term debt and deposits, but also an increase in other liabilities as a result of our adoption of the New Lease Standard.
Shareholders’ equity increased 3% to ¥2,993,608 million compared to the balance as of March 31, 2019 due primarily to an increase in retained earnings.
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
Financial information about the operating segments reported below is that which is available by segment and regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance. The chief operating decision maker evaluates the performance of the segments based on income before income taxes, net income attributable to noncontrolling interests and net income attributable to redeemable noncontrolling interests before applicable tax effect. Tax expenses are excluded from the segment profits.
The New Lease Standard has been adopted since April 1, 2019. This adoption has resulted in a gross up of ROU assets of investment in operating leases and property under facility operations related to operating leases of land, office and equipment, where the Company is the lessee, as segment assets in all of our segments except for Retail segment. In addition, segment revenues and segment expenses mainly in Corporate Financial Service segment and Maintenance Leasing segment increased as a result of a gross up of revenues and expenses of certain lessor costs. For further information, see Note 1 of “Item 18. Financial Statements.”
For a description of the business activities of our segments, see “Item 4. Information on the Company—Business Segments.” See Note 34 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.
Since April 1, 2020, the operating segments regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance have been changed, therefore our reportable segments have been reorganized.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services	¥95,212	¥97,007	¥1,795	2
Maintenance Leasing	288,211	336,438	48,227	17
Real Estate	529,064	466,639	(62,425)	(12)
Investment and Operation	615,151	451,197	(163,954)	(27)
Retail	428,904	454,751	25,847	6
Overseas Business	490,730	486,328	(4,402)	(1)

Segment Total	2,447,272	2,292,360	(154,912)	(6)

Difference between Segment Total and Consolidated Amounts	(12,408)	(12,031)	377	—

Consolidated Amounts	¥2,434,864	¥2,280,329	¥(154,535)	(6)

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services	¥25,482	¥14,611	¥(10,871)	(43)
Maintenance Leasing	38,841	33,724	(5,117)	(13)
Real Estate	89,247	76,857	(12,390)	(14)
Investment and Operation	38,170	55,715	17,545	46
Retail	84,211	80,387	(3,824)	(5)
Overseas Business	125,444	156,433	30,989	25

Segment Total	401,395	417,727	16,332	4

Difference between Segment Total and Consolidated Amounts	(5,665)	(5,166)	499	—

Consolidated Amounts	¥395,730	¥412,561	¥16,831	4

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥959,725	¥948,268	¥(11,457)	(1)
Maintenance Leasing	873,775	889,615	15,840	2
Real Estate	720,221	749,694	29,473	4
Investment and Operation	733,612	847,082	113,470	15
Retail	3,571,437	4,183,894	612,457	17
Overseas Business	3,138,928	3,287,445	148,517	5

Segment Total	9,997,698	10,905,998	908,300	9

Difference between Segment Total and Consolidated Amounts	2,177,219	2,161,530	(15,689)	(1)

Consolidated Amounts	¥12,174,917	¥13,067,528	¥892,611	7

Corporate Financial Services Segment
This segment is involved in finance and fee business.
In this segment, we are engaged in highly competitive leasing and lending businesses with a focus on profitability, while also focusing on fee businesses by providing life insurance, environment and energy, and automobile leasing related products and services to domestic small- and medium-sized
enterprise customers. We aim for profit growth by providing business succession support and creating new businesses taking advantage of our domestic sales network, as well as by expanding the customer base of Yayoi a software service provider in the group.
Segment revenues increased 2% to ¥97,007 million compared to the previous fiscal year due to an increase in services income of companies acquired in the previous fiscal year, an increase in revenues from finance leases as a result of our adoption of the New Lease Standard, and increases in both services income and sales of goods of Yayoi.
Segment profits decreased 43% to ¥14,611 million compared to the previous fiscal year due to a decrease in fee income related to life insurance, as well as an increase in selling, general and administrative expenses resulting from the adoption of the New Lease Standard which has changed the recognition of some lease related costs from deferred amortization to expensing as they incurred.

Despite there was an increase in investment in operating leases as a result of our adoption of the New Lease Standard, segment assets decreased 1% to ¥948,268 million compared to the end of the previous fiscal year due to decreases in net investment in leases and installment loans.
Asset efficiency declined compared to the previous fiscal year.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥28,829	¥28,522	¥(307)	(1)
Gains on investment securities and dividends	(777)	121	898	—
Operating leases	23,522	22,918	(604)	(3)
Sales of goods and real estate	4,379	5,707	1,328	30
Services income	39,259	39,739	480	1

Total Segment Revenues	95,212	97,007	1,795	2

Interest expense	4,067	3,563	(504)	(12)
Costs of operating leases	14,319	15,063	744	5
Costs of goods and real estate sold	1,655	2,056	401	24
Services expense	10,100	13,405	3,305	33
Selling, general and administrative expenses	37,896	44,817	6,921	18
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,106	1,126	20	2
Other	(166)	3,690	3,856	—

Total Segment Expenses	68,977	83,720	14,743	21

Segment Operating Income	26,235	13,287	(12,948)	(49)

Equity in Net income (Loss) of Affiliates, and others	(753)	1,324	2,077	—

Segment Profits	¥25,482	¥14,611	¥(10,871)	(43)

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥403,639	¥0	¥(403,639)	(100)
Net investment in leases	0	367,117	367,117	100
Installment loans	364,818	343,090	(21,728)	(6)
Investment in operating leases	24,143	73,382	49,239	204
Investment in securities	31,522	22,778	(8,744)	(28)
Property under facility operations	16,973	18,928	1,955	12
Inventories	51	125	74	145
Advances for finance lease and operating lease	122	111	(11)	(9)
Investment in affiliates	16,276	18,328	2,052	13
Advances for property under facility operations	0	760	760	100
Goodwill, intangible assets acquired in business combinations	102,181	103,649	1,468	1

Total Segment Assets	¥959,725	¥948,268	¥(11,457)	(1)

Maintenance Leasing Segment
This segment consists of automobile leasing and rentals,
car-sharing,
and test and measurement instruments and
IT-related
equipment rentals and leasing.
In the automobile-related businesses, which are the mainstay of this segment, we aim to increase market share in small- and medium-sized
enterprises and individual customers, as well as large corporate customers by enhancing our competitive advantages stemming from our industry-leading number of fleets under management and one-stop
automobile-related services. Furthermore, we aim to develop new products and services to adapt to the changes in industrial structure and obtain new business opportunities. In the rental business operated by ORIX Rentec Corporation, we are strengthening our engineering solution businesses which have mainly covered test and measurement instruments and
IT-related
equipment by developing new services relating to robots and drones.
Segment revenues increased 17% to ¥336,438 million compared to the previous fiscal year due to increases in operating leases revenues and revenues from finance leases as a result of our adoption of the New Lease Standard.
Segment profits decreased 13% to ¥33,724 million compared to the previous fiscal year due to an increase in selling, general and administrative expenses resulting from the adoption of the New Lease Standard which has changed the recognition of some lease related costs from deferred amortization to expensing as they incurred.
Segment assets increased 2% to ¥889,615 million compared to the end of the previous fiscal year due to an increase in new business volumes of investment in operating leases.
Although asset efficiency declined compared to the previous fiscal year, we are maintaining stable profitability.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥14,352	¥30,820	¥16,468	115
Operating leases	197,963	228,468	30,505	15
Services income	70,551	71,334	783	1
Other	5,345	5,816	471	9

Total Segment Revenues	288,211	336,438	48,227	17

Interest expense	3,026	2,837	(189)	(6)
Costs of operating leases	154,410	186,174	31,764	21
Services expense	40,575	41,987	1,412	3
Selling, general and administrative expenses	46,514	51,963	5,449	12
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,048	360	(688)	(66)
Other	4,891	19,379	14,488	296

Total Segment Expenses	250,464	302,700	52,236	21

Segment Operating Income	37,747	33,738	(4,009)	(11)

Equity in Net income (Loss) of Affiliates, and others	1,094	(14)	(1,108)	—

Segment Profits	¥38,841	¥33,724	¥(5,117)	(13)

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥328,424	¥0	¥(328,424)	(100)
Net investment in leases	0	319,417	319,417	100
Investment in operating leases	525,392	551,289	25,897	5
Investment in securities	506	486	(20)	(4)
Property under facility operations	988	1,064	76	8
Inventories	587	611	24	4
Advances for finance lease and operating lease	669	182	(487)	(73)
Investment in affiliates	33	19	(14)	(42)
Goodwill, intangible assets acquired in business combinations	17,176	16,547	(629)	(4)

Total Segment Assets	¥873,775	¥889,615	¥15,840	2

Real Estate Segment
This segment consists of real estate development, rental and management, facility operation, and real estate investment management.
In this segment, we aim to promote portfolio rebalancing by selling rental properties in favorable markets while investing in real estate development projects that can generate added value. We are also building a revenue base that is less affected by volatility in the real estate market by expanding the scale of our asset management business, such as REIT and real estate investment advisory services. We aim to enhance mutually complementary aspects of the DAIKYO and ORIX real estate businesses, to gain stable profits by accumulating expertise through the operation of various facilities such as hotels and Japanese inns, and to develop new businesses by taking advantage of our value chain of real estate development and rental, asset management, facility operations, residential management, office building management, construction contracting, and real estate brokerage.
Segment revenues decreased 12% to ¥466,639 million compared to the previous fiscal year due to a decrease in services income, which is associated with a sale of a significant property under facility operations during the previous fiscal year, as well as a decrease in sales of real estate resulting from a decrease in condominium delivered by DAIKYO.
Although there was a recognition of gains on sales of shares of a subsidiary which operates senior housings, segment profits decreased 14% to ¥76,857 million compared to the previous fiscal year due to the above reasons.
Segment assets increased 4% to ¥749,694 million compared to the end of the previous fiscal year due to an increase in investment in operating leases resulting from the adoption of the New Lease Standard.

Asset efficiency declined compared to the previous fiscal year.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥2,065	¥3,249	¥1,184	57
Operating leases	72,483	63,799	(8,684)	(12)
Sales of goods and real estate	141,489	122,230	(19,259)	(14)
Services income	313,059	277,501	(35,558)	(11)
Other	(32)	(140)	(108)	—

Total Segment Revenues	529,064	466,639	(62,425)	(12)

Interest expense	2,249	1,557	(692)	(31)
Costs of operating leases	25,950	24,895	(1,055)	(4)
Costs of goods and real estate sold	121,414	108,637	(12,777)	(11)
Services expense	261,064	237,973	(23,091)	(9)
Selling, general and administrative expenses	43,982	44,344	362	1
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,576	317	(1,259)	(80)
Other	753	606	(147)	(20)

Total Segment Expenses	456,988	418,329	(38,659)	(8)

Segment Operating Income	72,076	48,310	(23,766)	(33)

Equity in Net income (Loss) of Affiliates, and others	17,171	28,547	11,376	66

Segment Profits	¥89,247	¥76,857	¥(12,390)	(14)

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥35,420	¥0	¥(35,420)	(100)
Net investment in leases	0	35,523	35,523	100
Installment loans	316	0	(316)	(100)
Investment in operating leases	242,022	277,587	35,565	15
Investment in securities	8,038	7,272	(766)	(10)
Property under facility operations	146,100	148,724	2,624	2
Inventories	80,920	82,762	1,842	2
Advances for finance lease and operating lease	29,946	37,272	7,326	24
Investment in affiliates	107,072	91,835	(15,237)	(14)
Advances for property under facility operations	6,790	7,327	537	8
Goodwill, intangible assets acquired in business combinations	63,597	61,392	(2,205)	(3)

Total Segment Assets	¥720,221	¥749,694	¥29,473	4

Investment and Operation Segment
This segment consists of environment and energy, private equity, and concession.
In the environment and energy business, we aim to increase services revenue by promoting our renewable energy business and our electric power retailing business as a comprehensive energy service provider. In our solar power business, we have secured abundant solar power capacity and are operating many projects, making us one of the largest solar power producers in Japan. We intend to accelerate our renewable energy business overseas by utilizing the expertise we have gained in the domestic market. In the private equity business, we aim to earn stable profits from investees and sustainable gains on sales through rebalancing our portfolio. We intend to diversify our investment methods and increase investment in focused industries. Regarding the concession business, we aim to strengthen our operations in the three airports, Kansai International Airport, Osaka International Airport and Kobe Airport, and also aim to proactively engage in the operation of public infrastructures other than airports.
Segment revenues decreased 27% to ¥451,197 million compared to the previous fiscal year due to a decrease in sales of goods by a subsidiary in the private equity business.
Segment profits increased 46% to ¥55,715 million compared to the previous fiscal year due to the recognition of gains on sales of subsidiaries in private equity business.
Segment assets increased 15% to ¥847,082 million compared to the end of the previous fiscal year due to an increase in property under facility operations resulted from the acquisition of wind power generation companies as wholly-owned subsidiaries in the environment and energy business, the execution of new investments in the private equity business, and the adoption of the New Lease Standard.
Asset efficiency improved compared to the previous fiscal year.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥9,063	¥7,618	¥(1,445)	(16)
Gains on investment securities and dividends	78	(31)	(109)	—
Sales of goods and real estate	436,044	266,271	(169,773)	(39)
Services income	169,139	174,549	5,410	3
Other	827	2,790	1,963	237

Total Segment Revenues	615,151	451,197	(163,954)	(27)

Interest expense	7,054	9,061	2,007	28
Costs of goods and real estate sold	400,625	233,092	(167,533)	(42)
Services expense	131,688	133,324	1,636	1
Selling, general and administrative expenses	51,862	51,227	(635)	(1)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	8	2,111	2,103	—
Other	413	953	540	131

Total Segment Expenses	591,650	429,768	(161,882)	(27)

Segment Operating Income	23,501	21,429	(2,072)	(9)

Equity in Net income (Loss) of Affiliates, and others	14,669	34,286	19,617	134

Segment Profits	¥38,170	¥55,715	¥17,545	46

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥25,696	¥0	¥(25,696)	(100)
Net investment in leases	0	25,497	25,497	100
Installment loans	47,573	36,451	(11,122)	(23)
Investment in operating leases	5,474	15,104	9,630	176
Investment in securities	25,786	23,460	(2,326)	(9)
Property under facility operations	264,994	382,430	117,436	44
Inventories	30,776	40,657	9,881	32
Advances for finance lease and operating lease	1,340	1,861	521	39
Investment in affiliates	161,966	150,856	(11,110)	(7)
Advances for property under facility operations	11,291	12,474	1,183	10
Goodwill, intangible assets acquired in business combinations	158,716	158,292	(424)	(0)

Total Segment Assets	¥733,612	¥847,082	¥113,470	15

Retail Segment
This segment consists of life insurance, banking, and card loan.
In the life insurance business, we aim to increase the number of policies in force and revenues from insurance premiums by offering simple-to-understand
products through sales agencies and online. In the banking business, we aim to increase finance revenues by increasing the balance of outstanding real estate investment loans, which is the core of our banking business. In the card loan business, we aim to increase revenues from guarantee fees by expanding guarantees against loans disbursed by other financial institutions. We also aim to increase finance revenues by making loans directly to our customers through our experience and expertise in credit screening.
Segment revenues increased 6% to ¥454,751 million compared to the previous fiscal year due to an increase in life insurance premiums in line with an increase in new insurance contracts, and an increase in the interest revenue from real estate investment loans in the banking business.
Segment profits decreased 5% to ¥80,387 million compared to the previous fiscal year due to a decrease in investment return of our life insurance business, which is associated with significant gains recognized on a sale of real estate property during the previous fiscal year.
Segment assets increased 17% to ¥4,183,894 million compared to the end of the previous fiscal year due to increases in investment in securities with the growth of the life insurance business and installment loans with the growth of the banking business.

Asset efficiency declined compared to the previous fiscal year.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥76,693	¥81,089	¥4,396	6
Life insurance premiums and related investment income	348,255	369,154	20,899	6
Other	3,956	4,508	552	14

Total Segment Revenues	428,904	454,751	25,847	6

Interest expense	4,080	4,489	409	10
Life insurance costs	247,809	271,943	24,134	10
Selling, general and administrative expenses	78,655	81,396	2,741	3
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	11,541	11,971	430	4
Other	2,591	4,581	1,990	77

Total Segment Expenses	344,676	374,380	29,704	9

Segment Operating Income	84,228	80,371	(3,857)	(5)

Equity in Net income (Loss) of Affiliates, and others	(17)	16	33	—

Segment Profits	¥84,211	¥80,387	¥(3,824)	(5)

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥42	¥0	¥(42)	(100)
Installment loans	2,049,980	2,336,067	286,087	14
Investment in operating leases	29,810	29,271	(539)	(2)
Investment in securities	1,474,750	1,801,260	326,510	22
Investment in affiliates	631	400	(231)	(37)
Goodwill, intangible assets acquired in business combinations	16,224	16,896	672	4

Total Segment Assets	¥3,571,437	¥4,183,894	¥612,457	17

Overseas Business Segment
This segment consists of asset management, aircraft- and ship-related operations, private equity, and finance.
In the United States, we aim to expand our business areas and scale by focusing on asset businesses such as corporate finance and investments in bonds, and on equity investment, as well as on fee businesses including servicing, asset management and fund management. ORIX Europe aims to expand the scale of assets under management for clients in the asset management business through investment in stocks, bonds, and so on, and is engaged in capturing wide range of business opportunities as the strategic business location of ORIX in Europe. In our aircraft-related operations, we are focusing on profit opportunities in operating lease, sales of used aircraft to domestic and overseas investors, and asset management services for third-party owned aircrafts. We also aim to further extend the functionality and expand profitable businesses of our overseas group companies.

Despite increases in finance revenues in the United States through NXT Capital Group, LLC (hereinafter, “NXT Capital”) acquired in the previous fiscal year and Hunt Real Estate Capital (hereinafter, “HREC”) acquired in this fiscal year, and in gains on investment securities through selling an investee in Asia, segment revenues decreased 1% to ¥486,328 million compared to the previous fiscal year due to exchange rate changes.
Segment profits increased 25% to ¥156,433 million compared to the previous fiscal year due to an increase in equity in net income of affiliates from Avolon Holdings Limited, a leading global aircraft leasing company located in Ireland whose shares were acquired in the previous fiscal year, an increase in gains on sales of shares of subsidiaries and affiliates in the United States, as well as gains recognized on a sale of a portion of the businesses of ORIX Europe.
Segment assets increased 5% to ¥3,287,445 million compared to the end of the previous fiscal year due to an increase in investment in installment loans in the United States by NXT Capital and HREC.
Asset efficiency increased compared to the previous fiscal year.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥111,634	¥126,352	¥14,718	13
Gains on investment securities and dividends	16,565	22,854	6,289	38
Operating leases	121,913	116,309	(5,604)	(5)
Services income	233,110	215,698	(17,412)	(7)
Other	7,508	5,115	(2,393)	(32)

Total Segment Revenues	490,730	486,328	(4,402)	(1)

Interest expense	62,821	68,010	5,189	8
Costs of operating leases	62,529	65,152	2,623	4
Services expense	66,543	56,202	(10,341)	(16)
Selling, general and administrative expenses	183,657	188,653	4,996	3
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	10,903	23,551	12,648	116
Other	8,610	1,775	(6,835)	(79)

Total Segment Expenses	395,063	403,343	8,280	2

Segment Operating Income	95,667	82,985	(12,682)	(13)

Equity in Net income (Loss) of Affiliates, and others	29,777	73,448	43,671	147

Segment Profits	¥125,444	¥156,433	¥30,989	25

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥362,391	¥0	¥(362,391)	(100)
Net investment in leases	0	333,356	333,356	100
Installment loans	814,847	1,024,801	209,954	26
Investment in operating leases	509,117	458,525	(50,592)	(10)
Investment in securities	385,339	387,523	2,184	1
Property under facility operations and servicing assets	44,149	69,016	24,867	56
Inventories	3,161	1,684	(1,477)	(47)
Advances for finance lease and operating lease	10,932	7,991	(2,941)	(27)
Investment in affiliates	556,682	560,162	3,480	1
Goodwill, intangible assets acquired in business combinations	452,310	444,387	(7,923)	(2)

Total Segment Assets	¥3,138,928	¥3,287,445	¥148,517	5

Revenues, New Business Volumes and Investments
Finance revenues

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥242,893	¥276,864	¥33,971	14

Note:	New Lease Standard has been adopted since April 1, 2019. Certain lessor costs of finance lease, such as property taxes and insurance costs, previously had been deducted from “Finance revenues”, have changed to be included in “Other (income) and expense.”
Finance revenues increased 14% to ¥276,864 million for fiscal 2020 compared to fiscal 2019 primarily due to an increase in the average balance of installment loans and the above mentioned change in presentation.
Net investment in leases

	As of and for the year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases:
New equipment acquisitions	¥439,252	¥444,841	¥5,589	1
Japan	254,613	244,087	(10,526)	(4)
Overseas	184,639	200,754	16,115	9
Net investment in leases	1,155,632	1,080,964	(74,668)	(6)

Note:	New Lease Standard has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases.
New equipment acquisitions related to net investment in leases increased 1% to ¥444,841 million compared to fiscal 2019. In Japan, new equipment acquisitions decreased 4% in fiscal 2020 compared to fiscal 2019 due to a decreasing trend in new acquisition including for auto leases. In overseas, new equipment acquisitions increased 9% in fiscal 2020 compared to fiscal 2019 due to increases in Asia.

Net investment in leases as of March 31, 2020 decreased 6% to ¥1,080,964 million compared to March 31, 2019 mainly due to decreases in assets in Japan.
As of March 31, 2020, no single lessee represented more than 1% of the balance of net investment in leases. As of March 31, 2020, 69% of our net investment in leases were to lessees in Japan, while 31% were to overseas lessees. 6% of our net investment in leases were to lessees in Malaysia. No other overseas country represented more than 5% of our total portfolio of net investment in leases.

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases by category:
Transportation equipment	¥495,605	¥457,405	¥(38,200)	(8)
Industrial equipment	222,049	210,248	(11,801)	(5)
Electronics	143,209	134,775	(8,434)	(6)
Information-related and office equipment	101,504	104,218	2,714	3
Commercial services equipment	51,671	45,062	(6,609)	(13)
Other	141,594	129,256	(12,338)	(9)

Total	¥1,155,632	¥1,080,964	¥(74,668)	(6)

For further information, see Note 7 and 8 of “Item 18. Financial Statements.”
Installment loans

	As of and for the year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,462,009	¥1,529,175	¥67,166	5
Japan	1,047,720	1,134,586	86,866	8
Overseas	414,289	394,589	(19,700)	(5)
Installment loans	3,277,670	3,740,486	462,816	14

Note:	The balance of installment loans related to our life insurance operations is included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.
New loans added increased 5% to ¥1,529,175 million compared to fiscal 2019. In Japan, new loans added increased 8% to ¥1,134,586 million in fiscal 2020 compared to fiscal 2019 mainly due to an increase in real estate loans for consumer. In Overseas, new loans added decreased 5% to ¥394,589 million compared to fiscal 2019 mainly due to decreased lending activity in Asia.

The balance of installment loans as of March 31, 2020 increased 14% to ¥3,740,486 million compared to March 31, 2019, mainly due to an increase of real estate loans in banking business and an increase in investment in installment loans in the United States by NXT Capital and HREC.

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Real estate loans	¥1,560,832	¥1,842,131	¥281,299	18
Card loans	245,139	223,651	(21,488)	(9)
Other	32,962	32,618	(344)	(1)

Subtotal	1,838,933	2,098,400	259,467	14

Corporate borrowers in Japan
Real estate companies	288,851	300,984	12,133	4
Non-recourse loans	53,067	48,566	(4,501)	(8)
Commercial, industrial and other companies	266,675	255,309	(11,366)	(4)

Subtotal	608,593	604,859	(3,734)	(1)

Overseas
Real estate companies	104,883	250,195	145,312	139
Non-recourse loans	49,915	83,515	33,600	67
Commercial, industrial companies and other	658,930	690,299	31,369	5

Subtotal	813,728	1,024,009	210,281	26

Purchased loans*	16,416	13,218	(3,198)	(19)

Total	¥3,277,670	¥3,740,486	¥462,816	14

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.
As of March 31, 2020, ¥17,720 million, or 0.7%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.
As of March 31, 2020, ¥551,179 million, or 15%, of the balance of installment loans were to real estate companies in Japan and overseas. Among these amounts, ¥15,992 million, or 0.4% were loans individually evaluated for impairment. We recognized an allowance of ¥859 million on these impaired loans.
The balance of installment loans to consumer borrowers in Japan as of March 31, 2020 increased 14% to ¥2,098,400 million compared to the balance as of March 31, 2019, primarily due to an increase in the balance of real estate loans for consumer. The balance of installment loans to corporate borrowers in Japan as of March 31, 2020 decreased 1% to ¥604,859 million compared to the balance as of March 31, 2019. The balance of installment loans in Overseas as of March 31, 2020 increased 26% to ¥1,024,009 million compared to the balance as of March 31, 2019 in line with the aforementioned increase in the United States.
For further information, see Note 10 of “Item 18. Financial Statements.”

Asset quality
Net investment in leases

	As of March 31,
	2019	2020
	(Millions of yen, except percentage data)
90+ days past-due net investment in leases and allowances for net investment in leases:
90+ days past-due net investment in leases	¥14,807	¥15,346
90+ days past-due net investment in leases as a percentage of the balance of net investment in leases	1.28%	1.42%
Provision as a percentage of average balance of net investment in leases*	0.37%	0.29%
Allowance for net investment in leases	¥12,049	¥11,692
Allowance for net investment in leases as a percentage of the balance of net investment in leases	1.04%	1.08%
The ratio of charge-offs as a percentage of the average balance of net investment in leases*	0.19%	0.25%

Note:	New Lease Standard has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases.
*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.
The balance of 90+ days
past-due
net investment in leases increased ¥539 million to ¥15,346 million as of March 31, 2020 compared to March 31, 2019. As a result, the ratio of 90+ days past-due
net investment in leases increased 0.14% to 1.42% from March 31, 2019.
We believe that the ratio of allowance for doubtful receivables to the balance of investment in net investment in leases provides a reasonable indication that our allowance for doubtful receivables was appropriate as of March 31, 2020 for the following reasons:
•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and
•	all lease contracts are secured by collateral consisting of the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the collateral.

Loans not individually evaluated for impairment

	As of March 31,
	2019	2020
	(Millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥12,412	¥10,264
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.39%	0.28%
Provision as a percentage of average balance of installment loans not individually evaluated for impairment*	0.50%	0.43%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥32,231	¥31,697
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.00%	0.87%
The ratio of charge-offs as a percentage of the average balance of loans not individually evaluated for impairment*	0.44%	0.43%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.
The balance of 90+ days
past-due
loans not individually evaluated and evaluated as a homogeneous group for impairment due to their individual significance decreased ¥2,148 million to ¥10,264 million as of March 31, 2020 compared to March 31, 2019.

	As of March 31,
	2019	2020
	(Millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Real estate loans	¥1,388	¥1,370
Card loans	1,671	1,708
Other	8,993	7,025

Subtotal	12,052	10,103

Consumer borrowers in Overseas
Other	360	161

Total	¥12,412	¥10,264

We recognize allowance for real estate loans, card loans and other loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate. We determine the allowance for our other items on the basis of past loss experience, general economic conditions and the current portfolio composition.

Loans individually evaluated for impairment

	As of March 31,
	2019	2020
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥58,827	¥85,820
Impaired loans requiring an allowance	41,234	49,292
Allowance for loans individually evaluated for impairment*	13,731	13,447

*	The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.
New provision for probable loan losses was ¥3,201 million in fiscal 2019 and ¥6,201 million in fiscal 2020, and charge-off
of impaired loans was ¥3,936 million in fiscal 2019 and ¥6,478 million in fiscal 2020. New provision for probable loan losses increased ¥3,000 million compared to fiscal 2019.
Charge-off
of impaired loans increased ¥2,542 million compared to fiscal 2019.
The table below sets forth the outstanding balance of impaired loans by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment. The balance of impaired loans of real estate companies and commercial, industrial companies and other in Overseas increased due to an increase in the United States.

	As of March 31,
	2019	2020
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan
Real estate loans	¥4,378	¥5,758
Card loans	3,945	3,932
Other	14,216	16,426

Subtotal	22,539	26,116

Corporate borrowers in Japan
Real estate companies	1,540	3,501
Non-recourse loans	232	0
Commercial, industrial and other companies	7,103	12,480

Subtotal	8,875	15,981

Overseas
Real estate companies	840	12,491
Non-recourse loans	4,216	2,466
Commercial, industrial companies and other	18,593	27,161

Subtotal	23,649	42,118

Purchased loans	3,764	1,605

Total	¥58,827	¥85,820

Troubled debt restructuring
There were certain payment deferral requests of financing receivables, which we accepted due to the spread of the
COVID-19.
A troubled debt restructuring is determined based on the definition of troubled debt restructuring. A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties. As of March 31, 2020, although we accepted payment deferral requests for financing receivables for which payment was deferral request for 3 to 6 months due to
COVID-19,
those receivables are not included in the troubled debt restructuring as we determined those receivables based on the definition of troubled debt restructuring.
For further information, see Note 11 of “Item 18. Financial Statements.”
Provision for doubtful receivables and probable loan losses
We recognize provision for doubtful receivables and probable loan losses for net investment in leases and installment loans.

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on net investment in leases and probable loan losses:
Beginning balance	¥54,672	¥58,011	¥3,339	6
Net investment in leases	10,089	12,049	1,960	19
Loans not individually evaluated for impairment	30,239	32,231	1,992	7
Loans individually evaluated for impairment	14,344	13,731	(613)	(4)
Provision (Reversal)	22,525	24,425	1,900	8
Net investment in leases	4,324	3,304	(1,020)	(24)
Loans not individually evaluated for impairment	15,000	14,920	(80)	(1)
Loans individually evaluated for impairment	3,201	6,201	3,000	94
Charge-offs (net)	(19,213)	(24,132)	(4,919)	26
Net investment in leases	(2,255)	(2,835)	(580)	26
Loans not individually evaluated for impairment	(13,022)	(14,819)	(1,797)	14
Loans individually evaluated for impairment	(3,936)	(6,478)	(2,542)	65
Other*	27	(1,468)	(1,495)	—
Net investment in leases	(109)	(826)	(717)	658
Loans not individually evaluated for impairment	14	(635)	(649)	—
Loans individually evaluated for impairment	122	(7)	(129)	—
Ending balance	58,011	56,836	(1,175)	(2)
Net investment in leases	12,049	11,692	(357)	(3)
Loans not individually evaluated for impairment	32,231	31,697	(534)	(2)
Loans individually evaluated for impairment	13,731	13,447	(284)	(2)

*	Other mainly includes foreign currency translation adjustments and others.
For further information, see Note 11 of “Item 18. Financial Statements.”

Investment in Securities

	As of and for the year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥623,172	¥765,589	¥142,417	23
Japan	504,515	653,228	148,713	29
Overseas	118,657	112,361	(6,296)	(5)
Investment in securities	1,928,916	2,245,323	316,407	16

Note:	The balance of investment in securities related to our life insurance operations are included in investment in securities in our consolidated balance sheets; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in our consolidated statements of income.
New securities added increased 23% to ¥765,589 million in fiscal 2020 compared to fiscal 2019. New securities added in Japan increased 29% in fiscal 2020 compared to fiscal 2019 primarily due to an increase in investments in government bond securities, municipal bond securities and corporate debt securities. New securities added overseas decreased 5% in fiscal 2020 compared to fiscal 2019.
The balance of our investment in securities as of March 31, 2020 increased 16% to ¥2,245,323 million compared to March 31, 2019.

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities by security type:
Equity securities	¥549,047	¥492,902	¥(56,145)	(10)
Trading debt securities	1,564	7,431	5,867	375
Available-for-sale debt securities	1,264,244	1,631,185	366,941	29
Held-to-maturity debt securities	114,061	113,805	(256)	(0)
Total	¥1,928,916	¥2,245,323	¥316,407	16
Investments in equity securities as of March 31, 2020 decreased 10% to ¥492,902 million compared to March 31, 2019 primarily due to a decrease in the assets under management of variable annuity and variable life insurance contracts. Investments in trading debt securities as of March 31, 2020 increased to ¥7,431 million compared to March 31, 2019 due to an increase in investments in CMBS and RMBS in the Americas. Investments in available-for-sale
debt securities as of March 31, 2020 increased 29% to ¥1,631,185 million compared to March 31, 2019 primarily due to an increase in investments in government bond securities, municipal bond securities and corporate debt securities in Japan.
Held-to-maturity
debt securities mainly consist of our life insurance business’s investment in Japanese government bonds.
For further information, see Note 12 of “Item 18. Financial Statements.”

Gains on investment securities and dividends

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities	¥14,273	¥20,204	¥5,931	42
Dividends income	1,685	2,295	610	36

Total	¥15,958	¥22,499	¥6,541	41

Note:	1.	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.
	2.	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities”.
Gains on investment securities and dividends increased 41% to ¥22,499 million in fiscal 2020 compared to fiscal 2019 mainly due to an increase in net gains on investment securities. Net gains on investment securities increased 42% to ¥20,204 million in fiscal 2020 compared to fiscal 2019 due to a decrease in net unrealized holding gains on equity securities caused by declines in market prices of stocks, but an increase in gains on sales of shares. Dividends income increased 36% to ¥2,295 million in fiscal 2020 compared to fiscal 2019.
As of March 31, 2020, gross unrealized gains on
available-for-sale
debt securities, including those held in connection with our life insurance operations, were ¥36,017 million, compared to ¥35,034 million as of March 31, 2019. As of March 31, 2020, gross unrealized losses on available-for-sale
debt securities, including those held in connection with our life insurance operations, were ¥41,712 million, compared to ¥10,530 million as of March 31, 2019.
Operating leases

	As of and for the year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥413,918	¥430,665	¥16,747	4
Costs of operating leases	257,321	289,604	32,283	13
New equipment acquisitions	544,715	493,666	(51,049)	(9)
Japan	233,721	234,188	467	0
Overseas	310,994	259,478	(51,516)	(17)
Investment in operating leases	1,335,959	1,400,001	64,042	5

Note:	New Lease Standard has been adopted since April 1, 2019. Certain lessor costs of operating lease, such as property taxes and insurance costs, previously had been deducted from “Operating lease revenues”, have changed to be included in “Costs of operating leases.”
Revenues from operating leases in fiscal 2020 increased 4% to ¥430,665 million compared to fiscal 2019 primarily due to an increase resulting from the adoption of New Lease Standard. In fiscal 2019 and 2020, gains from the disposition of operating lease assets were ¥62,883 million and ¥51,072 million, respectively.
Costs of operating leases increased 13% to ¥289,604 million in fiscal 2020 compared to fiscal 2019 primarily due to an increase resulting from the adoption of New Lease Standard.
New equipment acquisitions related to operating leases decreased 9% to ¥493,666 million in fiscal 2020 compared to fiscal 2019 primarily due to a decrease in purchases of aircraft overseas.

Investment in operating leases as of March 31, 2020 increased 5% to ¥1,400,001 million compared to March 31, 2019.

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥888,625	¥847,376	¥(41,249)	(5)
Measuring and information-related equipment	105,179	125,897	20,718	20
Real estate	297,343	269,483	(27,860)	(9)
Other	12,890	10,308	(2,582)	(20)
Right-of-use assets	0	121,553	121,553	—
Accrued rental receivables	31,922	25,384	(6,538)	(20)

Total	¥1,335,959	¥1,400,001	¥64,042	5

Investment in transportation equipment operating leases as of March 31, 2020 decreased 5% to ¥847,376 million compared to March 31, 2019 primarily due to a decrease in new equipment acquisitions in the automobile leasing business and aircraft-related operations and depreciation of equipment held for operating leases. Investment in measuring and information-related equipment operating leases as of March 31, 2020 increased 20% to ¥125,897 million compared to March 31, 2019 primarily due to an increase in new equipment acquisitions in the rental business. Investment in real estate operating leases as of March 31, 2020 decreased 9% to ¥269,483 million compared to March 31, 2019 primarily due to sales of real estate in Japan. We recognized ¥121,553 million of ROU assets of operating leases resulting from the adoption of the New Lease Standard.
For further information, see Note 7 and 9 of “Item 18. Financial Statements.”
Life insurance
We reflect all income and losses (other than provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans, real estate under operating leases and other investments held in connection with our life insurance operations as life insurance premiums and related investment income in our consolidated statements of income.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥330,811	¥360,583	¥29,772	9
Life insurance-related investment income	16,325	7,195	(9,130)	(56)

Total	¥347,136	¥367,778	¥20,642	6

Life insurance costs	¥246,533	¥269,425	¥22,892	9

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income (loss):
Net income on investment securities	¥10,756	¥8,674	¥(2,082)	(19)
Losses recognized in income on derivative	(1,348)	(1,910)	(562)	42
Interest on loans, income on real estate under operating leases, and others	6,917	431	(6,486)	(94)

Total	¥16,325	¥7,195	¥(9,130)	(56)

Life insurance premiums and related investment income increased 6% to ¥367,778 million in fiscal 2020 compared to fiscal 2019.
Life insurance premiums increased 9% to ¥360,583 million in fiscal 2020 compared to fiscal 2019 due to an increase in the number of policies in force.
Life insurance-related investment income decreased 56% to ¥7,195 million in fiscal 2020 compared to fiscal 2019. Net income on investment securities decreased due to a decrease in investment income from assets under variable annuity and variable life insurance contracts, caused by the deterioration in the markets, although gains on sales of government bonds increased. In addition, interest on loans, income on real estate under operating leases, and others decreased due to recognition of gains on sales of real estate under operating leases in fiscal 2019.
Life insurance costs increased 9% to ¥269,425 million in fiscal 2020 compared to fiscal 2019 due to the aforementioned increase in the number of policies in force.

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investments by life insurance operations:
Equity securities	¥327,497	¥264,625	¥(62,872)	(19)
Available-for-sale debt securities	766,830	1,149,612	382,782	50
Held-to-maturity debt securities	114,061	113,805	(256)	(0)

Total investment in securities	1,208,388	1,528,042	319,654	26

Installment loans, real estate under operating leases and other investments	41,630	46,991	5,361	13

Total	¥1,250,018	¥1,575,033	¥325,015	26

Investment in securities as of March 31, 2020 increased 26% to ¥1,528,042 million compared to March 31, 2019 due to an increase in available-for-sale
debt securities as a result of an increase in investments in government bond securities and corporate debt securities, although equity securities decreased due to a decrease in assets under variable annuity and variable life insurance contracts.
Installment loans, real estate under operating leases and other investments as of March 31, 2020 increased 13% to ¥46,991 million compared to March 31, 2019 due to an increase in investment in installment loans.
For further information, see Note 26 of “Item 18. Financial Statements.”

Sales of goods and real estate, Inventories

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Sales of goods and real estate, Inventories:
Sales of goods and real estate	¥596,165	¥406,511	¥(189,654)	(32)
Costs of goods and real estate sold	535,261	354,006	(181,255)	(34)
New real estate added	97,397	82,442	(14,955)	(15)
Inventories	115,695	126,013	10,318	9
Sales of goods and real estate decreased 32% to ¥406,511 million compared to fiscal 2019 due to a decrease in sales of goods.
Costs of goods and real estate sold decreased 34% to ¥354,006 million compared to fiscal 2019 due to a decrease in costs of goods sold. We recognized ¥703 million and ¥863 million of write-downs for fiscal 2019 and 2020, respectively, which were included in costs of goods and real estate sold. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.
New real estate added decreased 15% to ¥82,442 million in fiscal 2020 compared to fiscal 2019.
Inventories as of March 31, 2020 increased 9% to ¥126,013 million compared to March 31, 2019.
For further information, see Note 4 of “Item 18. Financial Statements.”
Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations
Services income	¥818,794	¥776,012	¥(42,782)	(5)
Services expense	508,320	483,914	(24,406)	(5)
New assets added	104,839	34,181	(70,658)	(67)
Japan	103,939	33,312	(70,627)	(68)
Overseas	900	869	(31)	(3)
Property under Facility Operations	441,632	562,485	120,853	27
Services income decreased 5% to ¥776,012 million in fiscal 2020 compared to fiscal 2019 due to sales of subsidiaries and recognition of a significant gain on a sale of property under facility operations in fiscal 2019, although there was service expansion in the environment and energy business.
Services expense decreased 5% to ¥483,914 million in fiscal 2020 compared to fiscal 2019 due to sales of subsidiaries, despite an increase of expenses related to the environment and energy business, similar to the aforementioned decrease in services income.
New assets added for property under facility operations decreased 67% to ¥34,181 million in fiscal 2020 compared to fiscal 2019 due to a decrease in investments in electric power facilities.
Property under facility operations as of March 31, 2020 increased 27% to ¥562,485 million compared to March 31, 2019 due to making investees engaged in wind power generation into our subsidiaries and recognition of ROU assets of property under facility operations resulting from the adoption of the New Lease Standard, despite a decrease in property under facility operations through a sale of a subsidiary which operated a facility operation business.
For further information, see Note 4 of “Item 18. Financial Statements.”
Expenses
Interest expense
Interest expense increased 6% to ¥99,138 million in fiscal 2020 compared to ¥93,337 million in fiscal 2019. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2020 increased 7% to ¥6,847,889 million compared to ¥6,423,512 million as of March 31, 2019.
The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, remained flat in fiscal 2020 at 0.4% compared to 0.4% in fiscal 2019. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, remained flat in fiscal 2020 at 3.3% compared to 3.3% in fiscal 2019. For more information regarding our interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our outstanding debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”
Other (income) and expense
Other (income) and expense included a net expense of ¥1,301 million during fiscal 2019 and a net expense of ¥14,925 million during fiscal 2020. Foreign currency transaction losses (gains) included in other (income) and expense included losses of ¥1,679 million during fiscal 2020 compared to losses of ¥3,220 million during fiscal 2019. We recognized no impairment losses on goodwill and other intangible assets included in other (income) and expense during fiscal 2020 compared to ¥606 million of impairment losses on goodwill and other intangible assets during fiscal 2019. For further information on our goodwill and other intangible assets, see Note 16 of “Item 18. Financial Statements.”
In addition, New Lease Standard has been adopted since April 1, 2019, and expenses of ¥19,952 million are included in other (income) and expense during fiscal 2020. The certain lessor costs of finance lease, such as the property taxes and insurance costs previously had been deducted from “Finance revenues”, but they have changed to be included in “Other (income) and expense.”
Selling, general and administrative expenses

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥248,519	¥256,931	¥8,412	3
Selling expenses	79,015	75,860	(3,155)	(4)
Administrative expenses	104,582	119,694	15,112	14
Depreciation of office facilities	4,912	7,714	2,802	57

Total	¥437,028	¥460,199	¥23,171	5

Employee salaries and other personnel expenses accounted for 56% of selling, general and administrative expenses in fiscal 2020, and the remaining portion consists of other expenses, such as rent for office space, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2020 increased 5% year on year.

Write-downs of long-lived assets
As a result of impairment reviews we performed in fiscal 2020 for long-lived assets in Japan and overseas, such as office buildings, commercial facilities other than office buildings, condominiums, hotels, and land undeveloped or under construction, write-downs of long-lived assets increased 26% to ¥3,043 million in fiscal 2020 compared to ¥2,418 million in fiscal 2019. These write-downs, which are reflected as write-downs of long-lived assets, consisted of impairment losses of ¥529 million on two commercial facilities other than office buildings, ¥236 million on four condominiums, ¥2,083 million on two pieces of land undeveloped or under construction and ¥195 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-downs of other long-lived assets in fiscal 2020 include a write-down of ¥109 million of one hotel. For further information, see Note 27 of “Item 18. Financial Statements.”
Write-downs of securities
Write-downs of securities in fiscal 2020 were in connection with non-marketable
equity securities. Write-downs of securities increased to ¥11,969 million in fiscal 2020 compared to ¥1,382 million in fiscal 2019. For further information, see Note 12 of “Item 18. Financial Statements.”
Equity in net income of affiliates
Equity in net income of affiliates increased in fiscal 2020 to ¥67,924 million compared to ¥32,978 million in fiscal 2019 primarily due to the favorable profit in overseas affiliates. For further information, see Note 15 of “Item 18. Financial Statements.”
Gains on sales of subsidiaries and affiliates and liquidation losses, net
Gains on sales of subsidiaries and affiliates and liquidation losses, net increased to ¥74,001 million in fiscal 2020 compared to ¥33,314 million in fiscal 2019, due to the favorable profit from sales in Japan, the Americas and the Europe. For further information, see Note 3 of “Item 18. Financial Statements.”
Bargain Purchase Gain
In fiscal 2020, we recognized bargain purchase gains of ¥955 million associated with two of the acquisitions executed in fiscal 2019 compared to no bargain purchase gain in fiscal 2019. For further information, see Note 3 of “Item 18. Financial Statements.”
Provision for income taxes
Provision for income taxes increased to ¥105,837 million in fiscal 2020 compared to ¥68,691 million in fiscal 2019 primarily due to the reversal of the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO. For further information, see Note 19 of “Item 18. Financial Statements.”
Net income attributable to the noncontrolling interests
Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net income attributable to the noncontrolling interests in fiscal 2020 was ¥3,640 million, compared to ¥2,890 million in fiscal 2019.
Net income attributable to the redeemable noncontrolling interests
Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. Net income attributable to the redeemable noncontrolling interests in fiscal 2020 was ¥384 million, compared to ¥404 million in fiscal 2019. For further information, see Note 21 of “Item 18. Financial Statements.”

YEAR ENDED MARCH 31, 2019 COMPARED TO YEAR ENDED MARCH 31, 2018
Performance Summary
Financial Results

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except ratios, per Share data and percentages)
Total revenues	¥2,862,771	¥2,434,864	¥(427,907)	(15)
Total expenses	2,526,576	2,105,426	(421,150)	(17)
Income before Income Taxes	435,501	395,730	(39,771)	(9)
Net Income Attributable to ORIX Corporation Shareholders	313,135	323,745	10,610	3
Earnings per Share (Basic)	244.40	252.92	8.52	3
(Diluted)	244.15	252.70	8.55	4
ROE* 1	12.1	11.6	(0.5)	—
ROA* 2	2.76	2.74	(0.02)	—

* 1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
* 2	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.
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
Financial information about the operating segments reported below is that which is available by segment and regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance. The chief operating decision maker evaluates the performance of the segments based on income before income taxes, net income attributable to noncontrolling interests and net income attributable to redeemable noncontrolling interests before applicable tax effect. Tax expenses are excluded from the segment profits.

In fiscal 2019, the Company made DAIKYO a wholly-owned subsidiary, to complement their respective real estate business and to jointly aim for medium- and long-term growth as a comprehensive real estate business. Accordingly, the segment classification of DAIKYO has been shifted from Investment and Operation segment to Real Estate segment since the previous fiscal year. As a result of this change, the segment data of the previous fiscal year has been retrospectively restated.
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

Although asset efficiency decreased compared to the previous fiscal year, we maintained stable profit from fee businesses.

	Year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥30,737	¥28,829	¥(1,908)	(6)
Gains on investment securities and dividends	17,083	(777)	(17,860)	—
Operating leases	23,355	23,522	167	1
Sales of goods and real estate	4,379	4,379	0	—
Services income	40,283	39,259	(1,024)	(3)

Total Segment Revenues	115,837	95,212	(20,625)	(18)

Interest expense	5,019	4,067	(952)	(19)
Costs of operating leases	14,058	14,319	261	2
Costs of goods and real estate sold	1,409	1,655	246	17
Services expense	8,064	10,100	2,036	25
Selling, general and administrative expenses	39,085	37,896	(1,189)	(3)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,218	1,106	(112)	(9)
Other	(5)	(166)	(161)	—

Total Segment Expenses	68,848	68,977	129	0

Segment Operating Income	46,989	26,235	(20,754)	(44)

Equity in Net income (Loss) of Affiliates, and others	2,286	(753)	(3,039)	—

Segment Profits	¥49,275	¥25,482	¥(23,793)	(48)

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥439,329	¥403,639	¥(35,690)	(8)
Installment loans	369,882	364,818	(5,064)	(1)
Investment in operating leases	26,350	24,143	(2,207)	(8)
Investment in securities	19,208	31,522	12,314	64
Property under facility operations	15,075	16,973	1,898	13
Inventories	49	51	2	4
Advances for DFL and operating lease	203	122	(81)	(40)
Investment in affiliates	16,845	16,276	(569)	(3)
Advances for property under facility operations	720	0	(720)	(100)
Goodwill, intangible assets acquired in business combinations	104,157	102,181	(1,976)	(2)

Total Segment Assets	¥991,818	¥959,725	¥(32,093)	(3)

Maintenance Leasing Segment
This segment consists of automobile leasing and rentals,
car-sharing,
and test and measurement instruments and
IT-related
equipment rentals and leasing.
In the automobile related businesses, which cover a large part of this segment, we aim to increase market share in small- and medium-sized
enterprises and individuals as well as large corporate customers by enhancing our competitive advantages coming from our industry-leading number of fleets under management and one-stop
automobile-related services. Furthermore, we aim to develop new products and services to adapt to the change of industrial structure and get new business opportunities. In the rental business, we strengthened our engineering solution businesses by developing new services for robots and three-dimensional (3D) printing.
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
In the life insurance business, we aim to increase the number of policies in force and revenues from insurance premiums by offering simple-to-understand
products through sales agencies and online. In the banking business, we aim to increase finance revenues by increasing the balance of outstanding real estate investment loans which is a core of our banking business. In the card loan business, we aim to increase revenues from guarantee fees by expanding guarantees against loans disbursed by other financial institutions. We also aim to increase finance revenues by making loans directly to our customers through our experience and expertise in credit screening while taking into account the amendments to the Money Lending Business Act for the purpose of reducing over-indebtedness.
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

Asset efficiency increased compared to the previous fiscal year. We have steadily expanded our businesses by increasing the balance of real estate investment loans in the banking business and have also achieved 4 million policies in force for individual insurance in the life insurance business.

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

Overseas Business Segment
This segment consists of asset management, aircraft- and ship-related operations, private equity, and finance
In the United States, we aim to expand our business areas by engaging in equity investment and fee business such as fund management in addition to corporate finance and investment in bonds. In our aircraft-related operations, we are focusing on profit opportunities within operating lease, sales of used aircraft to domestic and overseas investors, and asset management services for the aircrafts owned by other. All of these opportunities are backed by the growing demand of passengers and aircrafts. We also aim to promote the expansion of functionality and diversification in our overseas group companies.
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

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Transportation equipment	¥489,687	¥495,605	¥5,918	1
Industrial equipment	240,646	222,049	(18,597)	(8)
Electronics	154,522	143,209	(11,313)	(7)
Information-related and office equipment	105,040	101,504	(3,536)	(3)
Commercial services equipment	53,065	51,671	(1,394)	(3)
Other	151,928	141,594	(10,334)	(7)

Total	¥1,194,888	1,155,632	¥(39,256)	(3)

For further information, see Note 8 of “Item 18. Financial Statements.”
Installment loans

	As of and for the year ended March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,397,467	¥1,462,009	¥64,542	5
Japan	945,436	1,047,720	102,284	11
Overseas	452,031	414,289	(37,742)	(8)
Installment loans	2,823,769	3,277,670	453,901	16

Note:	The balance of installment loans related to our life insurance operations is included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.
New loans added increased 5% to ¥1,462,009 million compared to fiscal 2018. In Japan, new loans added increased 11% to ¥1,047,720 million in fiscal 2019 compared to fiscal 2018 mainly due to an increase in real estate loans for consumer. In overseas, new loans added decreased 8% to ¥414,289 million compared to fiscal 2018 due to a decreased lending activity in Asia.

The balance of installment loans as of March 31, 2019 increased 16% to ¥3,277,670 million compared to March 31, 2018, mainly due to an increase of real estate loans in banking business and an increase through the acquisition of NXT Capital which is involved in loan origination and asset management operations in the United States.

	As of March 31,		Change
	2018	2019	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Real estate loans	¥1,375,380	¥1,560,832	¥185,452	13
Card loans	264,323	245,139	(19,184)	(7)
Other	34,333	32,962	(1,371)	(4)

Subtotal	1,674,036	1,838,933	164,897	10

Corporate borrowers in Japan
Real estate companies	278,076	288,851	10,775	4
Non-recourse loans	18,318	53,067	34,749	190
Commercial, industrial and other companies	301,083	266,675	(34,408)	(11)

Subtotal	597,477	608,593	11,116	2

Overseas
Non-recourse loans	54,987	49,915	(5,072)	(9)
Commercial, industrial companies and other	478,336	763,813	285,477	60

Subtotal	533,323	813,728	280,405	53

Purchased loans*	18,933	16,416	(2,517)	(13)

Total	¥2,823,769	¥3,277,670	¥453,901	16

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.
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
The balance of installment loans to consumer borrowers in Japan as of March 31, 2019 increased 10% to ¥1,838,933 million compared to the balance as of March 31, 2018, primarily due to an increase in the balance of real estate loans for consumer. The balance of installment loans to corporate borrowers in Japan as of March 31, 2019 increased 2% to ¥608,593 million compared to the balance as of March 31, 2018, primarily due to an increase in the balance of non-recourse
loans. The balance of installment loans in overseas as of March 31, 2019 increased 53% to ¥813,728 million compared to the balance as of March 31, 2018 in line with the aforementioned acquisition.
For further information, see Note 10 of “Item 18. Financial Statements.”

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

	As of March 31,
	2018	2019
	(Millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Real estate loans	¥2,077	¥1,388
Card loans	1,785	1,671
Other	8,464	8,993

Subtotal	12,326	12,052

Overseas
Other	422	360

Total	¥12,748	¥12,412

We recognize allowance for real estate loans, card loans and other loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate. We determine the allowance for our other items on the basis of past loss experience, general economic conditions and the current portfolio composition.

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

	As of March 31,
	2018	2019
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan
Real estate loans	¥3,544	¥4,378
Card loans	4,060	3,945
Other	11,082	14,216

Subtotal	18,686	22,539

Corporate borrowers in Japan
Real estate companies	1,598	1,540
Non-recourse loans	254	232
Commercial, industrial and other companies	9,174	7,103

Subtotal	11,026	8,875

Overseas
Non-recourse loans	3,491	4,216
Commercial, industrial companies and other	8,838	19,433

Subtotal	12,329	23,649

Purchased loans	5,101	3,764

Total	¥47,142	¥58,827

For further information, see Note 11 of “Item 18. Financial Statements.”

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
For further information, see Note 11 of “Item 18. Financial Statements.”
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
2.
Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)) has been applied since April 1, 2018. Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities” since April 1, 2018 for this application.

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

Investment in transportation equipment operating leases as of March 31, 2019 increased 3% to ¥888,625 million compared to March 31, 2018 primarily due to an increase in new equipment acquisitions in the automobile leasing business and aircraft-related operations. Investment in measuring and information-related equipment operating leases as of March 31, 2019 increased 18% to ¥105,179 million compared to March 31, 2018 primarily due to an increase in new equipment acquisitions in the rental business. Investment in real estate operating leases as of March 31, 2019 decreased 15% to ¥297,343 million compared to March 31, 2018 primarily due to sales of real estate in Japan
For further information, see Note 9 of “Item 18. Financial Statements.”
Life insurance
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
For further information, see Note 26 of “Item 18. Financial Statements.”
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
Other (income) and expense
Other (income) and expense included a net expense of ¥429 million during fiscal 2018 and a net expense of ¥1,301 million during fiscal 2019. Foreign currency transaction losses (gains) included in other (income) and expense included losses of ¥3,220 million in fiscal 2019 compared to gains of ¥2,764 million in fiscal 2018. We recognized impairment losses on goodwill and other intangible assets included in other (income) and expense in the amount of ¥606 million in fiscal 2019 compared to ¥194 million of impairment losses on goodwill and other intangible assets during fiscal 2018. For further information on our goodwill and other intangible assets, see Note 16 of “Item 18. Financial Statements.”
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
Write-downs of long-lived assets
As a result of impairment reviews we performed in fiscal 2019 for long-lived assets in Japan and overseas, such as office buildings, commercial facilities other than office buildings, condominiums, hotels, and land undeveloped or under construction, write-downs of long-lived assets decreased 56% to ¥2,418 million in fiscal 2019 compared to ¥5,525 million in fiscal 2018. These write-downs, which are reflected as write-downs of long -lived assets, consisted of impairment losses of ¥728 million on two commercial facilities other than office buildings and ¥1,690 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-downs of other long-lived assets in fiscal 2019 include a write-down of ¥825 million of one hotel. For further information, see Note 27 of “Item 18. Financial Statements.”
Write-downs of securities
Write-downs of securities in fiscal 2019 were mainly for foreign municipal bond securities and non-marketable
equity securities. Write-downs of securities increased 11% to ¥1,382 million in fiscal 2019 compared to ¥1,246 million in fiscal 2018. For further information, see Note 12 of “Item 18. Financial Statements.”
Equity in net income of affiliates
Equity in net income of affiliates decreased in fiscal 2019 to ¥32,978 million compared to ¥50,103 million in fiscal 2018 primarily due to the recognition of significant gains on sales of investments in real estate joint ventures in fiscal 2018. For further information, see Note 15 of “Item 18. Financial Statements.”
Gains on sales of subsidiaries and affiliates and liquidation losses, net
Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased to ¥33,314 million in fiscal 2019 compared to ¥49,203 million in fiscal 2018, due to the favorable profit from sales in Japan in fiscal 2018. For further information, see Note 3 of “Item 18. Financial Statements.”
Provision for income taxes
Provision for income taxes decreased to ¥68,691 million in fiscal 2019 compared to ¥113,912 million in fiscal 2018 primarily due to the reversal of the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO. For further information, see Note 19 of “Item 18. Financial Statements.”
Net income attributable to the noncontrolling interests
Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net income attributable to the noncontrolling interests in fiscal 2019 was ¥2,890 million, compared to ¥8,002 million in fiscal 2018.
Net income attributable to the redeemable noncontrolling interests
Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. Net income attributable to the redeemable noncontrolling interests in fiscal 2019 was ¥404 million, compared to ¥452 million in fiscal 2018. For further information, see Note 21 of “Item 18. Financial Statements.”
LIQUIDITY AND CAPITAL RESOURCES
Funding Activities
ORIX Group formulates funding policies that are designed to improve procurement efficiency and reduce liquidity risk. As a concrete measure to stabilize procurement efficiency while engaging in activities such as borrowing, capital market procurement and securitization of assets, we are diversifying our procurement methods and our country and investor base. To reduce liquidity risk we are prolonging our borrowings from financial institutions and issuing long-term corporate bonds domestically and internationally with dispersed redemption periods. We are also holding cash and entering into committed credit facilities agreements. In order to maintain an appropriate level of liquidity at hand, we conduct stress tests from the perspective of both funding stability and financial efficiency and review the necessary levels accordingly. Also ORIX Group considers reducing procurement costs to be an important issue. For this reason, we place great importance on ratings by rating agencies and strive to maintain a certain level of rating. Furthermore, we believe that maintaining our ratings are effective not only in terms of minimizing procurement costs, but also facilitating capital procurement when in unstable financial market conditions.
Recently, financial conditions have become unstable due to circumstances such as
COVID-19,
and we expect that liquidity risk and procurement costs will both increase. Specifically, we may be unable to borrow new funds or roll-over existing funds; we maybe unable to issue bonds, MTNs and CP in the capital markets; or there may be an increase in the amount of interest we need to pay. ORIX Group is working to maintain stable procurement and reduce liquidity risk in accordance with the above policy. In addition, with respect to rising costs, we are working to maintain a high rating from rating agencies and to maintain good communication with the market so that we can raise funds at reasonable interest rates when refinancing our existing funding.
ORIX Group, from the perspective of liquidity risk reduction and financial efficiency including procurement costs, is primarily responsible for accessing liquidity for the ORIX Group and for managing the allocation of liquidity to its subsidiaries. ORIX Bank and ORIX Life Insurance are regulated by Japanese financial authorities. They are our main regulated subsidiaries in terms of liquidity controls, although several other subsidiaries also operate under liquidity control related regulations. The impact of
COVID-19
will affect the funding of those group companies, but we believe that they are currently being managed properly.
For more information regarding our liquidity risk management, see “Risk Management” under this Item 5.
Group Liquidity Management
ORIX is primarily responsible for accessing liquidity for ORIX Group and for managing the allocation of liquidity to domestic and overseas subsidiaries. In managing our capital resources and controlling liquidity risk, we employ various measures, including a cash management system for supplying funds to, and receiving funds from, our major domestic subsidiaries, other than regulated subsidiaries like ORIX Bank and ORIX Life Insurance. Our overseas subsidiaries rely primarily on local funding sources such as borrowings from local financial institutions and issuing bonds in local capital markets, but they may also obtain loans from ORIX. We also support liquidity levels of overseas subsidiaries by establishing local commitment lines and maintaining a multi-currency commitment line available to ORIX and certain of its overseas subsidiaries.
ORIX Bank obtains most of the funds it needs to operate its business through deposit taking. Although ORIX Bank provides loans to several companies in the ordinary course of its business, such loans are subject to a maximum limit set by the Japanese Banking Act. Under such regulations, ORIX Bank is restricted from making loans to other members of ORIX Group in an aggregate amount exceeding a regulatory limit. ORIX Life Insurance underwrites insurance, receives insurance premiums from policyholders, and conducts financing and investment activities, including lending. Lending from ORIX Life Insurance to other members of ORIX Group is subject to regulation, including under the Japanese Insurance Business Act. For these reasons, ORIX Group manages its liquidity separately from ORIX Bank and ORIX Life Insurance.
Sources of Liquidity
Borrowings from Financial Institutions
ORIX Group borrows from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2020, the number of our lenders exceeded 200. We have promoted regular face-to-face
communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. As of March 31, 2019 and 2020, short-term debt from Japanese and foreign financial institutions were ¥268,488 million and ¥319,122 million, respectively, while long-term debt from financial institutions were ¥3,010,880 million and ¥3,094,474 million, respectively.
Committed Credit Facilities
We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2019 and 2020 were ¥497,882 million and ¥569,862 million, respectively. Of these figures, the unused amount as of March 31, 2019 and 2020 were ¥346,609 million and ¥427,564 million, respectively. A part of the facilities is arranged to be drawn down in foreign currencies by ORIX and certain of our subsidiaries.The decision to enter into a committed credit facility is made based on factors including our balance of cash and cash equivalents and repayment schedules of short-term debt such as CP.
Debt from the Capital Markets
Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of leases, loans receivables and other assets. In fiscal 2020, we issued unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds) in Japan.
Bonds and MTNs
We regularly issue straight bonds and MTNs domestically and internationally and, in fiscal 2020, issued unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds), each to diversify our funding sources and maintain longer liability maturities.
The total balance of bonds and MTNs issued as of March 31, 2019 and 2020 were ¥997,542 million and ¥1,022,740 million, respectively, of which bonds and MTNs amounting to ¥62,699 million and ¥53,428 million, respectively, were issued by foreign subsidiaries.
As of March 31, 2019 and 2020, the balance of bonds issued by ORIX for domestic institutional investors were ¥214,510 million and ¥293,941 million, respectively, while the balance of bonds issued by ORIX for individual investors were ¥264,320 million and ¥234,564 million, respectively. The balance of bonds and MTNs issued outside Japan were ¥453,973 million and ¥438,776 million as of March 31, 2019 and 2020, respectively.
We plan to continue to issue bonds and MTNs in a balanced manner to institutional and individual investors both inside and outside Japan in line with our strategy of improving procurement efficiency and reducing liquidity risk.
CP
We offer CP as a direct financing source, and have successfully obtained a diverse range of investors such as financial institutions and investment trusts, as well as private corporations. We consider our liquidity levels and stagger the dates of issuance and maturity over time so as to avoid significant overlap. The balance of outstanding CP as of March 31, 2019 and 2020 were ¥41,061 million and ¥17,710 million, respectively.

Securitization
We securitize leases and loan receivables and other assets in Japan and securitize loan receivables outside Japan. We recognize liabilities consolidated with such investments as our liabilities when required under applicable accounting standards. The total amount of payables under securitized lease and loan receivables and other assets as of March 31, 2019 and 2020 were ¥177,800 million and ¥162,140 million, respectively.
Deposits
ORIX Bank and ORIX Asia Limited each accept deposits from customers. These deposits taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.
The majority of deposits are attributable to ORIX Bank, which attracts both corporate and retail deposits, and which has seen sustained growth in deposits outstanding. Deposit balances of ORIX Bank as of March 31, 2019 and 2020 were ¥1,916,253 million and ¥2,221,930 million, respectively.
Short-term and long-term debt and deposits
Short-term Debt

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Short-term debt:
Borrowings from financial institutions	¥268,488	¥319,122	¥50,634	19
Commercial paper	41,061	17,710	(23,351)	(57)

Total short-term debt	¥309,549	¥336,832	¥27,283	9

Note:	The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. Such liabilities as of March 31, 2019 and 2020 were ¥580 million and ¥6,030 million, respectively.
Short-term debt as of March 31, 2020 was ¥336,832 million. The ratio was 7% of total debt (excluding deposits) as of March 31, 2019 and 2020. As of March 31, 2020, 95% of short-term debt was borrowings from financial institutions.
Long-term debt

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Long-term debt:
Borrowings from financial institutions	¥3,010,880	¥3,094,474	¥83,594	3
Bonds	807,460	845,938	38,478	5
Medium-term notes	190,082	176,802	(13,280)	(7)
Payable under securitized lease and loan receivables and investment in securities	177,800	162,140	(15,660)	(9)

Total long-term debt	¥4,186,222	¥4,279,354	¥93,132	2

Note:	The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. Such liabilities as of March 31, 2019 and 2020 were ¥418,631 million and ¥464,904 million, respectively.

Long-term debt as of March 31, 2020 was ¥4,279,354 million. The ratio was 93% of total debt (excluding deposits) as of March 31, 2019 and 2020. Borrowings from financial institutions comprised 72% of the long-term debt as of March 31, 2020.
Approximately 43% of interest paid on long-term debt in fiscal 2020 was fixed rate interest, with the remainder being floating rate interest.
For information regarding the repayment schedule of our long-term debt and interest rates for long and short-term debt, see Note 17 of “Item 18. Financial Statements.”
We have entered into interest rate swaps and other derivative contracts to manage risk associated with fluctuations in interest rates. For information with respect to derivative financial instruments and hedging, see Note 29 of “Item 18. Financial Statements.”
Deposits

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Deposits	¥1,927,741	¥2,231,703	¥303,962	16

Note:	VIEs did not have any deposits as of March 31, 2019 and 2020.
For further information with respect to deposits, see Note 18 of “Item 18. Financial Statements.”
CASH FLOWS
Our cash flows are primarily generated from the followings:
•	cash outflows and inflows which are generated primarily from principal payments received under net investment in lease, costs of inventories and sales of inventories, and services income and services expense classified as cash flows from operating activities;
•	cash outflows and inflows which are generated primarily from purchases of lease equipment and proceeds from sales of lease equipment, purchases of securities and proceeds from sales of securities, and execution of installment loans to customers and principal payments received under installment loans classified as cash flows from investing activities; and
•	cash outflows and inflows which are generated primarily from proceeds from short-term and long-term debt, repayment of short-term and long-term debt, and deposits due to customers classified as cash flows from financing activities.
The use of cash is heavily dependent on the volume of operating assets for new business. As new business volumes for assets such as leases and loans increase, we require more cash to meet the needs, while a decrease in new business volumes results in a less use of cash and an increase in debt repayment.
For cash flow information regarding interest and income tax payments, see Note 6 of “Item 18. Financial Statements.”
Year Ended March 31, 2020 Compared to Year Ended March 31, 2019
Cash, cash equivalents and restricted cash decreased by ¥148,296 million to ¥1,135,284 million compared to March 31, 2019. New Lease Standard has been adopted since April 1, 2019. For further information, see Note 1 of “Item 18. Financial Statements.”

Cash flows provided by operating activities were ¥1,042,466 million during fiscal 2020, up from ¥587,678 million during fiscal 2019, primarily because the classification of cash flows from principal payments received under net investment in leases changed from cash flows from investing activities to cash flows from operating activities, starting from fiscal 2020.
Cash flows used in investing activities were ¥1,470,486 million during fiscal 2020, up from ¥873,951 million during fiscal 2019, primarily because the classification of cash flows from principal payments received under net investment in leases changed from cash flows from investing activities to cash flows from operating activities, starting from fiscal 2020.
Cash flows provided by financing activities were ¥288,703 million during fiscal 2020, up from ¥166,647 million during fiscal 2019. This change resulted primarily from an increase in deposit taking.
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
COMMITMENTS FOR CAPITAL EXPENDITURES
As of March 31, 2020, we had commitments for the purchase of equipment to be leased in the amount of ¥3,027 million. For information on commitments, guarantees and contingent liabilities, see Note 33 of “Item 18. Financial Statements.”
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

We expect to continue to utilize special purpose entity (hereinafter, “SPE”) structures for securitization of assets. For further information on our transfer of financial assets, see Note 13 of “Item 18. Financial Statements.”
Investment Products
We provide investment products to our customers that employ a contractual mechanism known in Japan as a kumiai
, which is in effect a type of SPE. We arrange and market
kumiai
products to investors as a means to finance the purchase of aircraft, ships or other large-ticket items to be leased to third parties. A portion of the funds necessary to purchase the item is contributed by such investors, while the remainder is borrowed by the kumiai
from one or more financial institutions in the form of a
non-recourse
loan. The
kumiai
investors (and any lenders to the
kumiai
) retain all of the economic risks and rewards in connection with the purchase and leasing activities of the kumiai
, and all related gains or losses are recorded on the financial statements of investors in the kumiai
. We are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai
transactions. Fee income for arranging and administering these transactions is recognized in our consolidated financial statements. In most kumiai
transactions, excluding some
kumiai
and SPE, we do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai
or its related SPE and, accordingly, their assets are not reflected on our consolidated balance sheet.
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
See Note 14 of “Item 18. Financial Statements” for further information concerning our SPEs.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
TREND INFORMATION
See the discussion under “—Results of Operations” and “—Liquidity and Capital Resources.”
COMMITMENTS
The table below sets forth the maturities of guarantees and other commitments as of March 31, 2020.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Commitments:
Guarantees	¥704,170	¥109,281	¥211,631	¥247,814	¥135,444
Committed credit lines and other	456,379	200,946	67,770	29,309	158,354

Total commercial commitments	¥1,160,549	¥310,227	¥279,401	¥277,123	¥293,798

A subsidiary in the United States is authorized to underwrite, originate, fund and service multi-family and senior housing loans without prior approval from Federal National Mortgage Association (“Fannie Mae”) under the Delegated Underwriting and Servicing program and Federal Home Loan Mortgage Corporation (“Freddie Mac”) under the Delegated Underwriting Initiative program. As part of these programs, Fannie Mae and Freddie Mac provide a commitment to purchase the loans.
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risks of the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥355,452 million as of March 31, 2020.
The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae and Freddie Mac, including among others, that: the mortgage meets Fannie Mae and Freddie Mac requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty has been breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae and Freddie Mac for any related losses incurred. The subsidiary had no such repurchase claims during fiscal 2020.
For a discussion of commitments, guarantee and contingent liabilities, see Note 33 of “Item 18. Financial Statements.”
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below sets forth the maturities of contractual cash obligations as of March 31, 2020.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Contractual cash obligations:
Deposits	¥2,231,703	¥1,472,739	¥410,516	¥348,448	¥0
Long-term debt	4,279,354	658,813	1,232,292	959,427	1,428,822
Unconditional purchase obligations of lease equipment	3,027	7	3,020	0	0
Lease liabilities related to lessee leases	287,556	45,788	58,551	46,460	136,757
Unconditional noncancelable contracts for computer systems	5,911	3,183	2,344	383	1
Interest rate swaps:
Notional amount (floating to fixed)	502,537	39,839	107,821	34,801	320,076

Total contractual cash obligations	¥7,310,088	¥2,220,369	¥1,814,544	¥1,389,519	¥1,885,656

Items excluded from the above table include short-term debt of ¥336,832 million, trade notes, accounts and other payable of ¥282,727 million and policy liabilities and policy account balances of ¥1,591,475 million as of March 31, 2020.
For information on pension plans and derivatives, see Notes 20 and 29 of “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.
For a discussion of debt and deposit-related obligations, see Notes 17 and 18 of “Item 18. Financial Statements.”

For information on lease liabilities, see Notes 7 of “Item 18. Financial Statements.”
RECENT DEVELOPMENTS
NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In June 2016, Accounting Standards Update
2016-13
(“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued, and related amendments were issued thereafter. These updates significantly change how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of these updates. These updates also make targeted amendments to the current impairment model for available-for-sale
debt securities. These updates are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in these updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company and its subsidiaries will adopt these updates on April 1, 2020. Based on the Company and its subsidiaries’ assessment and best estimates to date, the allowance for credit losses for financial assets such as installment loans, net investment in leases and off-balance-sheet
credit exposures such as financial guarantees and loan commitments are expected to increase due to the changes of the measurement of the allowance for credit losses. The effect of the adoption of these updates on the Company and its subsidiaries’ financial position at the adoption date will be an increase of approximately ¥32,000 million in the allowance for credit losses for financial assets, an increase of approximately ¥29,000 million in other liabilities related to off-balance
sheet credit exposures and a decrease of approximately ¥44,000 million in retained earnings in the consolidated balance sheets as of April 1, 2020. The Company and its subsidiaries continue to improve internal controls relevant to the new current expected credit loss model. The Company and its subsidiaries will expand their disclosures that are required by these updates, primarily regarding credit quality information and estimates of the allowance for credit losses.
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
In August 2018, Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and related amendments which defer the effective date by one year were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, these updates are applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt these updates on April 1, 2022. The Company and its subsidiaries are currently evaluating the effect that the adoption of these updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these updates.
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
In December 2019, Accounting Standards Update
2019-12
(“Simplifying the Accounting for Income Taxes”—ASC 740 (“Income Taxes”)) was issued. This update removes the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary, and other exceptions. This update also simplifies certain other elements of the accounting for the income taxes. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 and early adoption is permitted. The income tax simplifications related to changes in ownership of foreign equity method investments and foreign subsidiaries shall be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The other amendments in this update shall be applied on a retrospective basis to all periods presented, on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption, or on a prospective basis. The Company and its subsidiaries will adopt this update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.

In January 2020, Accounting Standards Update 2020-01 (“Clarifying the Interactions between Equity Securities, Equity Method and Joint Ventures, and Derivatives and Hedging”—ASC 321 (“Investments—Equity Securities”), ASC 323 (“Investments—Equity Method and Joint Ventures), and ASC 815 (“Derivatives and Hedging)) was issued. This update clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with ASC 321 (“Investments—Equity Securities”) immediately before applying or upon discontinuing the equity method. This update also clarifies the scope of considerations for forward contracts and purchased options on certain securities that do not meet the definition of a derivative. This update is effective prospectively for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, and early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In March 2020, Accounting Standards Update
2020-04
(“Facilitation of the Effects of Reference Rate Reform on Financial Reporting”—ASC 848 (“Reference Rate Reform”)) was issued. This update provides companies with optional expedients and exceptions for applying generally accepted accounting principles to contract, hedging relationships and other transactions that reference London Interbank Offered Rate or another reference rate expected to be discontinued because of reference rate reform. This update is effective as of March 12, 2020 through December 31, 2022. We are currently in the process of identifying the potential effect on the Company and its subsidiaries’ results of operations or financial position by the adoption of this update.
RISK MANAGEMENT
Group-Wide Risk Management System
Risk Management System
The allocation of management resources within ORIX Group is conducted taking into account group-wide risk preferences determined by management strategies and the business strategies of individual business units. We have established our risk management system to appropriately recognize risks relating to Group businesses on a global basis in order to realize allocations of management resources that are appropriate for the risks we face and report such risks to the board of directors, Audit Committee, Executive Committee and Investment and Credit Committee as the situation warrants. The board of directors and executive bodies comprehensively evaluate the performance of business units and the characteristics of such risks and implement necessary measures. Through this process, we are able to both control our balance sheet and allocate additional management resources to business units with strong potential for growth. To adequately assess group-wide risk, we have established an Enterprise Risk Management Headquarters to control and manage risk throughout ORIX Group and facilitate centralized risk management, and the internal control-related functions work together to analyze and manage risks.
The risk management system has been adopted by the board of directors as a part of our internal control system. The status of the operation of such internal control system is examined and reported to the board of directors annually. For descriptions of our board of directors, Audit Committee, Investment and Credit Committee and other internal committees, see “Item 6. Directors, Senior Management and Employees—Corporate Governance System.”
Management of Principal Risks
We recognize that external environment-related risk, credit risk (risk relating to unpredictable events), business risk, market risk, liquidity risk (risk relating to funding), compliance risk, legal risk, information risk and operational risk are the principal risks we face, and we manage each of these risks according to its characteristics.

Credit Risk Management
We define credit risk as uncertainty regarding recovery of credit caused by the debtors’ default or deterioration in their credit standing.
To analyze credit risk, we evaluate factors such as the adequacy of collateral and guarantees, and diversification of the customer’s industry and business. A typical practice is to conduct a comprehensive customer credit evaluation based on the customer’s financial position, cash flow, underlying security interests, profitability and other factors of individual credit transactions. Moreover, an analysis of our portfolio and measures to establish appropriate credit limits allow us to control exposure to potentially higher risk markets.
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
Business Risk Management
We define business risk as uncertainty regarding recovery of investments caused by businesses or investees, potential degradation or obsolescence of the products or services we offer or a decline in their quality, and variability in market prices for the types of products or services we offer.
To address new businesses and investments, we monitor business plans and operations using scenario analyses and stress tests when we first begin the business or investment. In addition to on-going
monitoring, we also evaluate and verify the cost of withdrawal from a business, business area or investment.
For products and services we offer, in addition to monitoring quality, we regularly review the content of our product and services line up in response to changes in the business environment and evolving customer needs and endeavor to maintain or improve their quality.
A principal risk relating to operating leases is fluctuation in the residual value of leased properties. To control this risk, we monitor our leased properties inventory, the relevant market environments and the overall business environment. We limit our operating leases to leased properties and other assets with high versatility, and evaluate the sale of such properties and other assets depending on changes in market conditions.
We endeavor to minimize the risk related to fluctuation in market prices for real estate by sufficiently taking into account declines in market prices based on know-how
we have developed to date, including through our experiences during financial crises.
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
Liquidity Risk Management
We define liquidity risk as the risk that we will be unable to obtain required funds or that we will be forced to procure funds at an unusually high rate of interest due to market turmoil, a sharp deterioration in the financial condition of ORIX Group or other reasons.
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
securities.
Compliance Risk Management
We define compliance risk as the risk of financial loss, regulatory sanction, disadvantage or reputational damage resulting from a failure by ORIX Group to comply with laws and regulations applicable to ORIX Group’s business or company management and/or a failure to comply with ORIX Group’s corporate philosophy, internal rules and generally accepted standards of business conduct.
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

In order to lower the levels of risks that we deem significant at the Group level, the compliance department requires each department of ORIX Group to formulate an annual compliance plan and monitors compliance risks within ORIX Group in order to reduce such risks. By implementing programs that sustain a culture of compliance, the compliance department seeks to mitigate compliance risk and to prevent the occurrence of serious incidents, and thereby contribute to the sound business and management of ORIX Group.
In addition, ORIX Group strives to raise awareness for compliance matters among its executives and employees by establishing and disseminating various regulations in accordance with ORIX Group Principles of Conduct, which sets forth ORIX Group’s principles of compliance. In addition, as part of our internal control system, we have established internal and external whistleblower systems and developed preventative systems for reducing internal and external compliance risk.
Legal Risk Management
We define legal risk as limitations or other negative effects on our businesses or company management that could result from the enactment of or change in relevant laws and regulations or from contract deficiencies.
In addition to establishing internal rules necessary for ensuring compliance with laws and regulations, in order to comply appropriately with revisions in laws and regulations, we have also taken measures to understand the applicability of such laws and regulations to each business in ORIX Group and provide instructions to business units to which such laws and regulations apply.
To avoid, reduce and prevent transactional legal risk, we generally require that the credit department, the legal department and the compliance department each be involved in evaluating and/or executing transactions.
For transactional agreements relating to business transactions, we have established a contract review and approval process involving the legal department in accordance with our prescribed internal rules.
To ensure that proper legal procedures are followed in connection with actual or potential disputes and litigation, we require that the legal department, the compliance department and the credit department each be involved in the management of such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties. In addition, we have in place systems to prevent disputes and litigation such as a system for monitoring for trademark applications that could infringe on trademarks held by ORIX Group.
The legal department manages intellectual property rights and takes necessary protective measures immediately if an actual or potential infringement of ORIX Group’s intellectual property rights is discovered.
Information Risk Management
We define information risk as the risk of loss caused by loss, damage or leakage of information or failure of our information systems.
ORIX Group has established internal rules on the proper handling of information and information systems about officers and employees, as well those on our information security management systems, basic policy and management standards. In addition, we have implemented technical measures such as vulnerability countermeasures for our information systems and maintenance of various network security measures to protect against or mitigate cyber-attacks.
The information security department endeavors to reduce the risk of system failure within ORIX Group, including from cyber-attack and damage to information security, through the maintenance operation and management of internal systems. We have also created a system for responding to information security incidents.

We have also established internal rules concerning our information security management systems, including our management system for protecting personal data, basic policy, management standards, education and audits.
Operational Risk Management
We define operational risk as the risk of loss resulting from damages, losses, adverse effects or damage to our reputation caused by inadequate or failed internal processes for business execution or failure to secure necessary human resources or prevention of human error or by a failure in operations due to external events such as natural disasters.
In order to clarify internal processes for business execution, we have established internal rules and conduct training to improve awareness of such rules. In addition, for compliance purpose, we are focused on developing and evaluating our internal control over financial reporting.
Among the external environment-related risks that we face such as those relating to the business environment, we are particularly focused on addressing our systems to address and manage risks related to natural disasters and other unexpected risks. We have established internal rules to manage risks associated with disasters, and implemented a framework for organizational implementation of basic principles to manage risks arising from events such as natural disasters, terrorism and infectious diseases, as well related activities. For example, we have established systems for confirming the safety and status of all employees in the event our offices are closed due to an event such as a disaster or the spread of an infectious disease. To prepare for situations where employees working from our offices is impossible or inadvisable, we have also introduced systems to permit employee to work remotely so that our business operations are not disrupted.
In order to reliably secure and retain diverse human resources, we have developed our human resource systems to take into account factors such as national and regional labor markets, market practices, compensation standards, laws and regulations, job duties and business characteristics. Through this practice, we have developed a work environment that respects diverse working patterns and allows each of our officers and employees to demonstrate their abilities and expertise to the fullest extent possible.
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
Corporate Financial Services Segment
Legal risk and credit risk are the main risks of Corporate Financial Services segment.
Due to the offering of various products and services by business units in our Corporate Financial Services Segment, the enactment of or revisions or changes to related laws, regulations and accounting standards may adversely affect the products and services we offer and lead to a decline in fee income. In order to reduce such risk, business units conduct information gathering and coordinate with the legal department with regard to information on changes in relevant laws and regulation, as well as reassessing their business strategies as necessary.

With regard to credit transactions, Corporate Financial Services segment regularly monitors the transactions’ performance and related collateral, as well as collection from customers whose balances exceed specified levels. The credit department regularly evaluates customers with large credit balances.
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
To manage the risk of changes in the market value of property under operating leases, we continuously monitor market conditions and fluctuations in the value of leased property and adjust residual value estimates of leased property in new investment transactions accordingly.
Cost fluctuation is a risk when providing various services associated with operating leases. In response to this, we analyze initial cost planning and performance, monitor future forecasts and control costs at an appropriate level.
In addition, our services might fall short of customer expectations due to changes in the operating environment or changes in and diversification of client needs. We monitor our service quality quantitatively and qualitatively and continuously strive to provide services at a level that meets our clients’ expectations and to improve our services in line with the operating environment.
We also conduct credit examinations of individual transactions to manage credit risk.
Real Estate Segment
Business risk and market risk are the main risks of Real Estate segment.
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
In our condominium business (new and used), we monitor sales figures and profitability of individual businesses while keeping in mind the market environment, relevant interest rates and real estate-related taxation systems. Additionally, in our construction business, we seek to control costs such as those for materials, and construction periods, while also focusing on health and safety management.

Investment and Operation Segment
Business risk, market risk and operation risk are the main risks of Investment and Operation segment.
In the environment and energy businesses, for renewable energy, energy conservation and resource recycling and waste processing operations, we endeavor to minimize business risk by deploying appropriate equipment and technology, forming alliances with expert operators and arranging our business structure to allow for changes in the business environment and the business content.
When making investment decisions in the private equity business, we conduct a credit evaluation, analyzing the investee’s financial condition and assessing its cash flow, as is done for credit examinations. In addition, we perform a multi-faceted evaluation of the characteristics of the business operation and investment scheme, in which administrative departments such as accounting and legal are also involved. After the initial investment, individual transactions are monitored for divergence from the initial scenario.
We emphasize monitoring financial condition of a company when increasing the corporate value of a company since cash flow is a key factor during such period. We also monitor market risk as the time for collection nears, measuring corporate value by referencing the corporate value of similar business types. The frequency of monitoring may increase based on changes in the business environment, and we simultaneously verify the adequacy of investment scenarios and take any necessary action. Furthermore, for investments that have a significant impact on the profitability of ORIX Group, we work to strengthen management through measures such as seconding of management personnel.
We conduct our concession business in public facilities such as airports, together with business partners.
The main risks of such business are business and operational risks. The long-term nature of this business adds uncertainty and, therefore, we conduct stress tests in advance to evaluate the effect of disaster recovery or business withdrawal costs on operating revenue and cash flow based on demand forecasts and monitor business plans and operations on a regular basis and as the situation warrants. We also strive to train staff with expertise on the management of public facilities and reduce operational risk by establishing a management system with business partners and strengthening governance.
In the loan servicing business, when assessing potential loans, we not only assess and analyze various factors such as cash flow and collateral value but also draw on the know-how
and expertise we have developed to date. After investing, we regularly assess our recovery strategy and assumptions and take various steps. We also seek to reduce credit and operational risk by conducting periodic internal auditing and monitoring and by implementing business operations based on work procedures in accordance with the applicable supervision and guidance from regulatory authorities.
Retail Segment
The main risks in the life insurance business are business risk and market risk.
In insurance underwriting, we risk sustaining losses due to changes in the economic environment or insurance accident rates over time such that they differ significantly from the assumptions made when the insurance fees were set. However, we control for this through measures such as re-evaluating
underwriting standards, developing new products and improving existing products. Furthermore, we employ reinsurance as one means of ensuring payments of insurance fees and the stability of our business management. When utilizing reinsurance, we determine standards for reinsurance and maintenance according to the characteristic of the transferred risk and effect of reinsurance. When choosing a reinsurance company, we focus on ensuring that there is a high probability we can recover the fees paid for reinsurance by taking into account underwriting capacity and financial health. To control market risk related to asset management, we establish monitoring items which regard to assets that are managed as general account assets and conduct risk assessments and monitoring. In addition, from an asset liability management perspective we strive to limit interest rate risk through the purchase of policy reserve matching bonds.
The main risk of the Real estate investment loans business, the corporate loan business and the card loan business is credit risk.
Regarding each Real estate investment loan we extend for the purchase of condominiums and apartments for investment purposes, we conduct screenings through individual interviews, which consist of a comprehensive evaluation including not only the client’s real estate investment appetite, supporting documentation, and ability to repay but also the cash flows that can be derived from the property and its collateral value. Throughout this process, we carefully select partner realtors and utilize the real estate market information, industry know-how
and network we have built over many years.
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
Overseas Business Segment
Our local subsidiaries in Asia, Oceania and the Middle East primarily operate leasing, loan, automobile leasing and investment businesses. The main risks those businesses face are credit risk, business risk and market risk.
In the leasing and loan businesses, comprehensive assessments of customers’ business performance and collateral are conducted. Regular monitoring is conducted for purposes such as tracking unpaid amounts and preventing deviations in portfolios at the local subsidiary level and corrective action is taken when necessary. In the automobile leasing business, risk management is conducted taking into account factors that vary from country to country like lease taxation systems and characteristics of the used automobile market. In the investment business, investments are conducted in a manner similar to domestic investments, with an assessment of the transaction conducted initially and regular monitoring conducted after the transaction takes place. In cases where we have rights as a shareholder as a result of the transaction or have dispatched a director, we support sound management of the investee through our involvement in its board of directors.
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
Operational risk is the main risk for the loan servicing business in the United States. We arrange loans and conduct servicing operations thereof under public financing schemes such as Fannie Mae and Freddie Mac. We conduct our operations based on the designated operating procedures set forth by these public financial institutions, and monitor and manage service quality through internal auditing.
Business risk and operational risk, in particular, the risk associated with fiduciary responsibility, are the main risks for the asset management business.
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
ORIX’s corporate governance system is characterized by:
•	separation of execution and supervision through a “Company with Nominating Committee, etc.” board model;

•	Audit and Compensation Committees composed entirely of outside directors and Nominating Committee composed of a majority of outside directors, with the chairperson of each committee being appointed from among outside directors;
•	all outside directors satisfying “Requirements for Independent Directors”; and
•	all outside directors being highly qualified in their respective fields.
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
The “Company with Nominating Committee, etc.” board model, as stipulated under the Companies Act of Japan, requires the establishment of three board of director committees: the Nominating, Audit and Compensation Committees. Each committee is required to consist of three or more directors, a majority of whom must be outside directors. Directors may serve on more than one committee. The term of office of committee members is not stipulated under the Companies Act of Japan. However, as a committee member must be a director of the Company, the term expires at the close of the first annual general meeting of shareholders after his or her election. Under the Companies Act of Japan, an outside director is defined as a director who does not have a role in executing the Company’s business, meaning an individual who has not assumed in the past ten years the position of a representative director or a director with the role of executing the business, executive officer (
shikkou-yaku
), manager or any other employee of the Company or any of its subsidiaries, and who does not currently assume such position of the Company or any of its subsidiaries. (See Item 16G “Corporate Governance”.)

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
The board of directors carries out decisions related to items that, either as a matter of law or pursuant to our Articles of Incorporation, cannot be delegated to executive officers, and important items as determined by the regulations of the board of directors. The board of directors is primarily responsible for determining ORIX’s management plan, which is developed by taking into account ORIX’s basic policies on capital management, fund procurement and, personnel strategies, and basic policy on the internal control system, and monitoring them on a regular basis. Aside from such items, the board of directors delegates decision-making regarding operational execution to the representative executive officer to facilitate better efficiency and swiftness of such process. The board of directors also receives reports from executive officers and committees regarding the status of business operations.
With the exception of the aforementioned items, the board of directors may delegate substantial management authority to the representative executive officer. The representative executive officer makes decisions on management issues as delegated by the board of directors and executes the business of the Company. For example, the board may delegate to the representative executive officer the authority to approve issuances of shares of capital stock and bonds. In addition, the Companies Act of Japan permits an individual to simultaneously be a director and a representative executive officer of the Company.
From April 1, 2019 through March 31, 2020, the board of directors met nine times. The attendance rate of directors for these meetings was 96%.
The board of directors as of June 29, 2020 included 12 members, six of whom are outside directors.
Composition and size of Board of Directors
The board of directors is composed of directors, including outside directors, that possess broad knowledge and experience. The number of directors on the board is also maintained at the level we consider to be appropriate for effective and efficient board discussion.

Structure and Activities of the Three Committees
As of June 29, 2020, Audit and Compensation Committees composed entirely of outside directors and Nominating Committee composed of a majority of outside directors, with the chairperson of each committee being appointed from among outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 29, 2020	4 Members (Outside Directors: 3) Sakie Akiyama (Chairperson) Ryuji Yasuda Hiroshi Watanabe Makoto Inoue	3 Members (Outside Directors: 3) Aiko Sekine (Chairperson) Heizo Takenaka Hiroshi Watanabe	3 Members (Outside Directors: 3) Ryuji Yasuda (Chairperson) Michael Cusumano Aiko Sekine
Number of meetings held during fiscal 2020 (Attendance rate)	Five (5) meetings (95%)	Eight (8) meetings (96%)	Six (6) meetings (100%)
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
non-profit
corporations) that have received a large amount of donation or financial assistance (annual average of 10 million yen or higher over the past three fiscal years) from ORIX Group.
(6)	No individual may have served as an accounting auditor or an accounting advisor (
kaikei san-yo
), a certified public accountant (or a tax accountant) or a corporate member, a partner or an employee of an audit firm (or a tax accounting firm) who personally performed the audit work (excluding engagement as a supporting role) for ORIX Group in any fiscal year of the preceding four fiscal years.
(7)	None of an individual’s family members* may fall under any of the following:
i)	A person who was an executive officer or an important employee of ORIX Group during the past three years.
ii)	A person who falls under one of the criteria specified in (1) through (3), (5) and (6) above; provided, however, that criterion (1) is limited to an executive officer, criterion (2) is limited to a corporate member or a partner of the corporation or other entity and criterion (6) is limited to an executive officer or an employee who performs the audit on ORIX Group in person.
* Family members include a spouse, those related within the second degree by consanguinity or affinity, or other kin living with the outside director.
(8)	There must be no material conflict of interest or any possible conflict of interest that might influence the individual’s judgment in performing their duties as an outside director.
Audit Committee
The Audit Committee monitors the operational execution of the directors and executive officers and prepares audit reports. In addition, the Audit Committee proposes the appointment or dismissal of, or the passage of resolutions refusing the reappointment of the Company’s independent certified public accountants to the annual general meeting of shareholders.
Under the “Company with Nominating Committee, etc.” board model, the directors who compose the Audit Committee are not permitted to be executive officers, executive directors of the Company or its subsidiaries, or managers, employees or accounting advisors (
kaikei san-yo
) of the Company’s subsidiaries. Under the “Company with Nominating Committee, etc.” board model, the Audit Committee generally has powers and duties to monitor the performance of the directors and executive officers in the performance of their responsibilities, as well as the right to propose the appointment or dismissal of, or to pass resolutions for refusing reappointment of the Company’s independent certified public accountants at the annual general meeting of shareholders. Any proposal for appointment or dismissal of a certified public accountant needs to be submitted to a general meeting of shareholders for approval. In furtherance of its responsibilities, the Audit Committee also has the power to request a report of business operations from any director, executive officer, manager or other employee at any time, and to inspect for itself the details of the Company’s business operations and financial condition.
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
Executive Officers
Under the “Company with Nominating Committee, etc.” board model, and within the scope of laws and ordinances, corporate decisions made at board of directors meetings are delegated to the executive officers to accelerate and achieve efficiency in business operations. The representative executive officer makes important business execution decisions after deliberations by the Executive Committee (“EXCO”), the Investment and Credit Committee (“ICC”) or other appropriate committees in accordance with the Company’s internal policies. The business execution duties of executive officers are decided by the board of directors and the representative executive officer and these duties are carried out based upon the Company’s internal policies. Group executives are appointed by the board of directors from among directors and executive officers of Group companies.
Important decision-making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:
Executive Committee
The EXCO, members of which include the CEO, COO and CFO (“top management”), executive officers and other appropriate members, discusses important matters related to the management of the Company. Matters considered crucial to our operations are reported to the board of directors as appropriate.
Investment and Credit Committee
The ICC, which includes members of top management and the executive officer responsible for investment and credit, discusses regarding credit transactions and investments that exceed certain specified investment or credit amounts. Matters considered crucial to our operations are reported to the board of directors as appropriate after being discussed by the EXCO.
Group Executive Officer Committee
The Group Executive Officer Committee, in which executive officers and group executives of the Company participate, discusses important matters relating to the business execution of ORIX Group.

Monthly Strategy Meetings
Monthly Strategy Meetings include meetings between top management and the management in charge of individual departments and business units to discuss matters such as the status for achieving strategic targets and changes in the business environment. Matters of key importance discussed at Monthly Strategy Meetings are then deliberated by the EXCO or the ICC and reported to the board of directors as necessary.
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
Disclosure Committee
To ensure timely and appropriate disclosure of information material to ORIX Group, the Disclosure Committee, which is chaired by the CFO and consists of the executive officers in charge of various departments, including: the corporate planning department, corporate communications department, treasury and accounting department, credit department, legal department, compliance department, human resources and corporate administration department and internal audit department, receives reports on material non-public
information from persons in charge of ORIX Group company departments, and takes steps necessary to determine whether or not timely disclosure of such information is necessary, and the appropriate means of disclosing such information. As part of ORIX Group’s corporate governance system, the Disclosure Committee plays a significant role in overseeing disclosure control and has a central role in the system for timely and appropriate disclosure of information to stakeholders.
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
Based on these fundamental policies, the Audit Committee verifies the status of the performance of duties and the formulation and status of operations of internal control systems with the representative executive officer and the heads of internal control-related and accounting departments, and shares information with the executive officers responsible for the Group Internal Audit Department, the independent certified public accountants, and others as necessary. The Audit Committee also has access to external experts necessary to carry out its duties.
The Auditing functions of the Company are as follows.
Audit Committee
The Audit Committee which consists of three outside directors evaluates the Company’s internal control systems from an independent standpoint and may appoint outside experts to conduct its duties if necessary. Aiko Sekine, chairperson of the Audit Committee, is qualified as a certified public accountant and has extensive knowledge in finance and accounting as a professional accountant. The number of meetings of the Audit Committee held and the attendance of each member in Fiscal 2020 are as follows.

Name	Status of attendance at Audit Committee Meetings held in Fiscal 2020
Eiko Tsujiyama	Attended seven of eight meetings of the Audit Committee
Nobuaki Usui	Attended eight of eight meetings of the Audit Committee
Heizo Takenaka	Attended eight of eight meetings of the Audit Committee
Ryuji Yasuda	Attended two of two meetings of the Audit Committee during his term as a member of the Audit Committee
In Fiscal 2020, the main items examined by the Audit Committee were the receipt of regular activity reports on the status of business execution from executive officers, the exchange of opinions with the CEO, the approval of the audit plan of the Group Internal Audit Department, the evaluation of the independent certified public accountants, the agreement on audit fees in cooperation with the independent certified public accountants, the reporting to the Board of Directors on the contents of deliberation by the Audit Committee, and the specific examination of qualitative and quantitative enhancement of the Audit Committee. In addition, the members of the Audit Committee attended Audit Committee meetings and deliberated on the above mentioned matters, shared information necessary for audit activities such as the current status of each business of ORIX Group, business strategy, project progress, etc. through site inspections and briefing sessions.
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
Group Internal Audit Department and Group Corporate Auditors
The Group Internal Audit Department, which includes 37 staff (as of the end of May 2020), performs internal audits on the effectiveness of internal control systems, and the efficiency and effectiveness of operations, compliance, and other factors pertaining to the management of the ORIX Group through a risk-based approach. It also jointly identifies and monitors critical risk through cooperation with corporate auditors and internal audit functions at group companies and works to maintain and enhance the ORIX Group’s internal auditing system.
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
AUDITOR INDEPENDENCE
Presently, our independent certified public accountants are KPMG AZSA LLC. The independence of KPMG AZSA LLC has been evaluated by our Audit Committee. KPMG AZSA LLC has continuously audited ORIX Group since 1985.
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
In addition, if the Company’s Audit Committee deems that the independent certified public accountants’ circumstances qualify as a reason for dismissal provided for in Article 340, Paragraph (1) of the Companies Act, the Audit Committee shall dismiss the independent certified public accountants.
The independent certified public accountants are to be evaluated each year based on the basic appointment policy, and in the fiscal year under review, we performed a comprehensive evaluation based on audit performance, audit quality, and audit fees.
In the opinion of management, the provision of
non-audit
services did not impair the independence of KPMG AZSA LLC.

DIRECTORS
The Member of the Board of Directors of ORIX as of June 29, 2020 are as follows:

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2020
Makoto Inoue (Oct. 2, 1952)	Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer, Responsible for Group Strategy Business Unit	Apr. 1975	Joined the Company	85,788 (445,948)
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Assumed office of Executive Officer, the Company
		Jan. 2006	Assumed office of Managing Executive Officer, the Company
		Jun. 2009	Assumed office of Senior Managing Executive Officer, the Company
		Jun. 2010	Assumed office of Member of the Board of Directors, Deputy President, the Company
		Jan. 2011	Assumed office of Member of the Board of Directors, Representative Executive Officer, President, the Company Chief Operating Officer
		Jan. 2014	Co-Chief Executive Officer
		Jun. 2014	Chief Executive Officer
		Jan. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department I and II
		Apr. 2017	Responsible for New Business Development
		May 2017	Responsible for Open Innovation Business Department
		Jan. 2018	Responsible for Group Strategy Business Unit

Shuji Irie (Mar. 14, 1963)	Member of the Board of Directors, Senior Managing Executive Officer, Head of Investment and Operation Headquarters	May 2001	Joined Mizuho Securities CO., Ltd.	2,936 (81,490)
		Apr. 2011	Joined the Company
		Sep. 2011	Deputy Head of Investment and Operation Headquarters
		Jan. 2013	Assumed office of Executive Officer, the Company
		Jan. 2014	Head of Investment and Operation Headquarters

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2020
		Jan. 2016	Assumed office of Managing Executive Officer, the Company Responsible for Concession Business Development
		Jun. 2018	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company

Shoji Taniguchi (Jan. 11, 1964)
Member of the Board of Directors,
Senior Managing Executive Officer,
Responsible for Treasury and Accounting Headquarters,
Responsible for Enterprise Risk Management Headquarters,
Responsible for Corporate Planning Department,
Responsible for Corporate Communications Department,
Assistant to CEO
		Apr. 1987	Joined the Company	25,000 (18,250)
		Apr. 1993	Joined Morgan Stanley & Co. LLC
		Jul. 2005	Co-head of Sales, Morgan Stanley Japan Ltd.
		Feb. 2010	Assumed office of President, RBS Securities Japan Ltd.
		Nov. 2015	Head of APAC, The Royal Bank of Scotland plc. (currently NatWest Markets Plc)
		Oct. 2018	Rejoined the Company Assumed office of Senior Advisor, the Company Assistant to CEO
		Jan.2019	Assumed office of Managing Executive Officer, the Company Responsible for Treasury and Accounting Headquarters
		Jun. 2019	Assumed office of Member of the Board of Directors, Managing Executive Office, the Company
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Planning Department
Responsible for Corporate Communications Department

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2020
Satoru Matsuzaki (Apr. 12, 1966)	Member of the Board of Directors, Senior Managing Executive Officer, Head of Corporate Business Headquarters Chairman, ORIX Auto Corporation Chairman, ORIX Rentec Corporation	Apr. 1989	Joined Crown Leasing Corporation	8,536 (76,420)
		Aug. 1997	Joined the Company
		May 2012	Special Advisor to Responsible for Corporate Communications Department
		Jan. 2013	Assumed office of Executive Officer, the Company
		Jun. 2015	Responsible for New Business Development Department I and II Head of Tokyo Sales Headquarters
		Jan. 2017	Head of Eastern Japan Sales Headquarters
		Jan. 2018	Assumed office of Managing Executive Officer, the Company Head of Domestic Sales Administrative Headquarters
		Jan. 2019	Head of Corporate Business Headquarters
		Jun. 2019	Assumed office of Member of the Board of Directors, Managing Executive Office, the Company
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Chairman, ORIX Auto Corporation
Chairman, ORIX Rentec Corporation
Yoshiteru Suzuki (Jan. 15, 1963)	Member of the Board of Directors, Senior Managing Executive Officer President and Chief Executive Officer, ORIX Corporation USA	Apr. 1985	Joined Orient Leasing Co., Ltd. (currently ORIX Corporation)	0 (27,295)
		Jul. 1999	Partner, KPMG LLP
		Jun. 2002	Joined Cerberus Capital Management, L.P.
		Jan. 2010	Assumed office of Representative Director and President, Cerberus Japan K.K.
		Oct. 2015	Rejoined ORIX Corporation
		Jan. 2018	Assumed office of Executive Officer, the Company

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2020
Assumed office of Deputy President, ORIX USA Corporation (currently ORIX Corporation USA)
		Jan. 2019	Assumed office of Managing Executive Officer, the Company
		Sep. 2019	Assumed office of President and Chief Executive Officer, ORIX Corporation USA
		Jan. 2020	Assumed office of Senior Managing Executive Officer, the Company
		Jun. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company

Stan Koyanagi (Dec. 25, 1960)	Member of the Board of Directors, Managing Executive Officer, Global General Counsel	Oct. 1985	Joined SHEPPARD, MULLIN, RICHTER & HAMPTON LLP	2,000 (0)
		Jan. 1993	Partner, GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP)
		Mar. 1997 Mar. 1999	Vice President, ORIX USA Corporation (currently ORIX Corporation USA) General Counsel, Vice President and Manager, ORIX USA Corporation (currently ORIX Corporation USA)
		Jan. 2004	Vice President and Associate General Counsel, KB HOME
		Jul. 2013	Joined the Company Global General Counsel of Global Business Headquarters
		Jun. 2017	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company Responsible for Enterprise Risk Management Global General Counsel
		Jun. 2018	Head of Enterprise Risk Management Headquarters
		Jan. 2019	Responsible for Enterprise Risk Management Headquarters

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2020
Ryuji Yasuda (Apr. 28, 1946)
Member of the Board of Directors (Outside Director)
Outside Director, Yakult Honsha Co., Ltd.
Outside Director, Benesse Holdings, Inc.
Adjunct Professor, Graduate School of Business Administration, Hitotsubashi University Department of International Corporate Strategy
Outside Director, Kansai Mirai Financial Group, Inc.
President, Tokyo Woman’s Christian University
		Jun. 1991	Director, McKinsey & Company	0 (10,500)
		Jun. 1996	Chairman, A.T. Kearney, Asia
		Jun. 2003	Assumed office of Chairman, J-Will Partners, Co., Ltd.
		Apr. 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
		Jun. 2009	Assumed office of Outside Director, Yakult Honsha Co., Ltd.
		Jun. 2013	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Jun. 2015	Assumed office of Outside Director, Benesse Holdings, Inc.
		Mar. 2017	Adjunct Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
		Apr. 2018	Adjunct Professor, Graduate School of Business Administration, Hitotsubashi University Department of International Corporate Strategy
Assumed office of Outside Director, Kansai Mirai Financial Group, Inc.
		Mar. 2020	Assumed office of President, Tokyo Woman’s Christian University

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2020
Heizo Takenaka (Mar. 3, 1951)
Member of the Board of Directors (Outside Director)
Professor, Faculty of Global and Regional Studies at Toyo University
Chairman and Director, PASONA Group Inc.
Director, Academyhills
Director, Center for Global Innovation Studies at Toyo University
Board of Directors (Outside Director), SBI Holdings, Inc.
		Apr. 1990	Assistant Professor, Faculty of Policy Management at Keio University	0 (7,500)
		Apr. 1996	Professor, Faculty of Policy Management at Keio University
		Apr. 2001	Minister of State for Economic and Fiscal Policy
		Sep. 2002	Minister of State for Financial Services and for Economic and Fiscal Policy
		Jul. 2004	Elected to House of Councilors
		Sep. 2004	Minister of State for Economics and Fiscal Policy and Communications and Privatization of Postal Services
		Oct. 2005	Minister for Internal Affairs and Communications and Privatization of Postal Services
		Dec. 2006	Assumed office of Director, Academyhills
		Aug. 2009	Assumed office of Chairman and Director, PASONA Group Inc.
		Apr. 2010	Professor, Faculty of Policy Management at Keio University
		Jun. 2015	Assumed office of Member of the Board of Directors (Outside Director), the Company
Apr. 2016
Professor, Faculty of Regional Development Studies at Toyo University (currently Faculty of Global and Regional Studies at Toyo University)
Assumed office of Director, Center for Global Innovation Studies at Toyo University

		Jun. 2016	Assumed office of Board of Directors (Outside Director), SBI Holdings, Inc.

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2020
Michael Cusumano (Sep. 5, 1954)
Member of the Board of Directors (Outside Director)
Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology
Member of the Board of Directors (Outside Director), Ferratum Plc
Senior Specially Appointed Professor, Tokyo University of Science
		Jul. 1986	Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology	0 (1,500)
		Jul. 1996	Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology
		Jul. 2007	Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology
		Apr. 2016	Special Vice President and Dean, Tokyo University of Science
		Apr. 2019	Assumed office of Member of the Board of Directors (Outside Director), Ferratum Plc
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Apr. 2020	Senior Specially Appointed Professor, Tokyo University of Science

Sakie Akiyama (Dec. 1, 1962)
Member of the Board of Directors (Outside Director)
Founder, Saki Corporation
Member of the Board of Directors (Outside Director), Sony Corporation
Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd.
Member of the Board (Outside Director), Mitsubishi Corporation
		Apr. 1987	Joined Arthur Andersen & Co.	0 (1,500)
		Apr. 1994	Founded Saki Corporation Assumed office of Representative Director and Chief Executive Officer, Saki Corporation
		Oct. 2018	Assumed office of Founder, Saki Corporation
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), the Company
Assumed office of Member of the Board of Directors (Outside Director), Sony Corporation
Assumed office of Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd.
		Jun. 2020	Assumed office of Member of the Board (Outside Director), Mitsubishi Corporation

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2020
Hiroshi Watanabe (Jun. 26, 1949)	Member of the Board of Directors (Outside Director) President, Institute for International Monetary Affairs Director (Outside Director), Mitsubishi Materials Corporation	Apr. 1972	Joined the Ministry of Finance	0 (0)
		Jan. 2003	Director-General, International Bureau, Ministry of Finance
		Jul. 2004	Vice Minister of Finance for International Affairs, Ministry of Finance
		Oct. 2007	Special Advisor, Japan Center for International Finance
		Apr. 2008	Professor, Graduate School of Commerce and Management, Faculty of Commerce and Management at Hitotsubashi university
		Oct. 2008	Assumed office of Deputy Governor, Japan Finance Corporation
		Apr. 2012	Assumed office of Deputy Governor, Japan Bank for International Cooperation
		Dec. 2013	Assumed office of Governor, Japan Bank for International Cooperation
		Oct. 2016	Assumed office of President, Institute for International Monetary Affairs
		Jun. 2017	Assumed office of Director (Outside Director), Mitsubishi Materials Corporation
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2020
Aiko Sekine (May 13, 1958)
Member of the Board of Directors (Outside Director)
Advisor of Japanese Institute of Certified Public Accountants
Audit & Supervisory Board Member (Outside), Sumitomo Riko Company Limited
Audit & Supervisory Board Member (Outside), IHI Corporation
		Apr. 1981	Joined Citibank, N.A., Tokyo Branch	0 (0)
		Oct. 1985	Joined Aoyama Audit Corporation
		Mar. 1989	Certified as Public Accountant, Japan
		Jul. 2001	Partner of Chuo Aoyama Audit Corporation
		Sep. 2006	Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Aarata LLC)
		Jul. 2007	Executive Board Member of Japanese Institute of Certified Public Accountants
		Jan. 2008	Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants
		Jul. 2010	Assumed office of Deputy President of Japanese Institute of Certified Public Accountants
		Jul. 2016	Assumed office of Chairman and President of Japanese Institute of Certified Public Accountants
		Jan. 2019	Member of the Nominating Committee, International Federation of Accountants
		Jul. 2019	Advisor of Japanese Institute of Certified Public Accountants
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company
Assumed office of Audit & Supervisory Board Member (Outside), Sumitomo Riko Company Limited
Assumed office of Audit & Supervisory Board Member (Outside), IHI Corporation

Notes:	1. All ORIX Member of the Board of Directors are engaged full-time except Ryuji Yasuda, Heizo Takenaka, Michael Cusumano, Sakie Akiyama, Hiroshi Watanabe and Aiko Sekine.
2. Name on the family register of Aiko Sekine is Aiko Sano.

EXECUTIVE OFFICERS
The executive officers of the ORIX Group as of June 29, 2020, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans)in the Company as of June 29, 2020
Kiyoshi Fushitani	Senior Managing Executive Officer	East Asia Business Headquarters Global Transportations Services Headquarters	1,500 (81,550)
Yasuaki Mikami	Managing Executive Officer	Group Human Resources and Corporate Administration Headquarters Secretariat of The Board of Directors Work Style Reform Project	1,622 (32,180)
Harukazu Yamaguchi	Executive Officer	Group Strategy Business Unit Global Business Group	4,777 (38,130)
Hitomaro Yano	Executive Officer	Treasury and Accounting Headquarters	5,100 (30,930)
Toyonori Takahashi	Executive Officer	Group Kansai Representative MICE-IR Office Real Estate Sales Department Senior Managing Executive Officer, ORIX Real Estate Corporation	7,047 (31,830)
Yasuhiro Tsuboi	Executive Officer	Credit and Investment Management Headquarters	1,505 (12,750)
Michio Minato	Executive Officer	Group Strategy Business Unit President, ORIX Baseball Club Co., Ltd.	400 (12,750)
Tetsuya Kotera	Executive Officer	Corporate Business Headquarters	1,016 (3,750)
Eiji Arita	Executive Officer	Corporate Business Headquarters	1,600 (3,750)
Seiichi Miyake	Executive Officer	Investment and Operation Headquarters	2,816 (3,750)
Hidetake Takahashi	Executive Officer	Energy and Eco Services Business Headquarters	7,100 (3,750)
Tomoko Kageura	Executive Officer	Enterprise Risk Management Headquarters Global General Counsel Office	5,400 (3,750)
Nobuki Watanabe	Executive Officer	CEO’s Office New Business Development Department	323 (3,750)

Name	Title	Areas of duties	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans)in the Company as of June 29, 2020
Toshinari Fukaya	Group Managing Executive	President, ORIX Real Estate Corporation	4,200 (33,080)
Hiroko Yamashina	Group Executive	President, ORIX Credit Corporation	32,700 (57,930)
Yuji Kamiyauchi	Group Executive	President, ORIX Auto Corporation	4,205 (12,750)
Takaaki Nitanai	Group Executive	Senior Managing Executive Officer, ORIX Real Estate Corporation	0 (12,750)
Nobuhisa Hosokawa	Group Executive	President, ORIX Rentec Corporation	2,800 (3,750)

Notes:	1. Name on the family register of Tomoko Kageura is Tomoko Kanda.
2. Name on the family register of Hiroko Yamashina is Hiroko Arai.

EMPLOYEES
As of March 31, 2020, we had 31,233 full-time employees, compared to 32,411 as of March 31, 2019 and 31,890 as of March 31, 2018. We employ 2,518 staff in Corporate Financial Services segment, 3,021 staff in Maintenance Leasing segment, 8,674 staff in Real Estate segment, 3,768 staff in Investment and Operation segment, 3,466 staff in Retail segment, 7,778 staff in Overseas Business segment and 2,008 staff as part of our headquarters function as of March 31, 2020. As of March 31, 2020, we had 19,584 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.
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
ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥8,738 million, ¥8,733 million and ¥9,845 million in fiscal 2018, 2019 and 2020, respectively.
SHARE OWNERSHIP
As of June 29, 2020, the directors, executive officers and group executives of the Company directly held an aggregate of 208,371 Shares, representing 0.01% of the total Shares issued as of such date.
COMPENSATION
To promote greater management transparency in our governance, we had established the Executive Nomination and Compensation Committee in June 1999. Its functions included recommending executive remuneration. In June 2003, we adopted a “Company with Committees” board model and replaced the Executive Nominating and Compensation Committee with separate Nominating and Compensation Committees. For discussion of these committees, see “Item 6. —Directors, Senior Management and Employees—Nominating Committee” and “—Compensation Committee.”

Compensation for directors, executive officers and group executives in fiscal 2020 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Performance- linked compensation (Number of people)	share-based compensation (Number of people)	Total compensation
Non-Executive Director and Outside Director	94 (8)	— —	14 (8)	109 (8)
Executive Officer and Group Executive	655 (34)	280 (34)	465 (34)	1,401 (34)

Total	750 (42)	280 (34)	479 (42)	1,510 (42)

The above list is the amount paid in accordance with the policies for the compensation of directors and Executive Officers resolved by the Compensation Committee held on June 21, 2019.
The amount paid listed in the table above with regard to the share-based compensation is calculated by multiplying the number of points confirmed to be provided as the portion for the fiscal year ended in March 2020 by the stock market price paid by the trust when ORIX’s shares were acquired (¥1,594 per share).
The targets and results with regard to the KPIs of the performance-linked compensation listed in the table above are as follows:
-	Company-wide performance indicator
We targeted the milestone rate with regard to the consolidated net income growth set by the compensation committee towards the achievement of the Company’s mid-term
strategic directions, and achieved 90%.
-	Division performance indicator
We set the performance target for each division based on the company-wide performance target, and achieved 0% to 135% (median: 90%) by 25 Executive Officers and 9 group executives (based on the total evaluation including qualitative assessment).
Compensation for Makoto Inoue, Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer of ORIX, for fiscal 2020 was ¥90 million in fixed compensation, ¥81 million in performance-linked compensation and ¥89 million in share-based compensation.
Compensation for Stan Koyanagi, Member of the Board of Directors, Managing Executive Officer of ORIX, for fiscal 2020 was ¥55 million (¥12 million from the Company and ¥43 million from ORIX Corporation USA) in fixed compensation and ¥54 million (¥54 million from ORIX Corporation USA) in performance-linked compensation.
The actual total amount of the share-based compensation paid in fiscal 2020 was ¥572 million paid to two directors and four executive officers (including those serving concurrently as directors and Executive Officers) who retired during fiscal 2020 and two Executive Officer who retired before the end of fiscal 2019. The following individuals retired during fiscal year 2020 and were paid share-based compensation totaling over ¥100 million. Compensation for Katsunobu Kamei, currently Chairman of ORIX Asset Management Corporation, as Group Senior Managing Executive of ORIX, for fiscal 2020 was ¥26 million in fixed compensation, ¥7 million in performance-linked compensation and ¥205 million in share-based compensation (¥80 million from the Company and ¥160 million from ORIX Auto Corporation). Compensation for Kazutaka

Shimoura, currently Advisor of ORIX, as Managing Executive Officer of ORIX, for fiscal 2020 was ¥21 million in fixed compensation, ¥8 million in performance-linked compensation and ¥105 million in share-based compensation. Compensation for Hideto Nishitani, as Managing Executive Officer of ORIX for fiscal 2020 was ¥15 million in fixed compensation, ¥1 million in performance-linked compensation and ¥86 million in share-based compensation (¥97 million from the Company and ¥5 million from ORIX Corporation USA).
The Compensation Committee sets the following “Policy of Determining Compensation of Directors and Executive Officers.”
Policy of Determining Compensation of Directors and Executive Officers
ORIX’s business objective is to increase shareholder value over the medium- to long-term. ORIX believes in the importance of each director and Executive Officer responsibly performing his or her duties, and cooperation among different business units in order to achieve continued growth of the ORIX Group. The Compensation Committee believes that in order to accomplish such business objectives, directors and Executive Officers should place emphasis not only on performance during the current fiscal year, but also on medium- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, ORIX takes such factors into account when making decisions regarding the compensation system and compensation levels for directors and Executive Officers. Taking this basic policy into consideration, we have established separate policies for the compensation of directors and Executive Officers in accordance with their respective roles based on a decision of the compensation committee held on June 26, 2020.
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
Fixed compensation is decided for each individual based on a standard amount for each position. Compensation linked to business performance for the fiscal year ended March 2020 uses the level of achievement of the consolidated net income growth target as a company-wide performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 200% while, at the same time, using the level of achievement of the target of the division for which the relevant executive officer was responsible *** as a division performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to

300%. In the case of the representative executive officers, the consolidated net income growth target is used as a sole performance indicator, adjusting the standard amount within the range of 0% to 200%. These performance indicators are selected based on the Company’s mid-term
strategic directions. For share-based compensation reflecting medium- to long-term performance, executive officers are granted a fixed amount of points based on their position, and they are paid in ORIX shares corresponding to the amount of points they have accumulated at the time of retirement.

For the authority and discretion of Compensation Committee, refer to “Item 6. Directors, Senior Management and Employees—Structure and Activities of the Three Committees—
Compensation Committee
.”
The Compensation Committee during the current consolidated fiscal year were held 6 times in total in May, June, October, December 2019 and February (twice) 2020 during fiscal 2020.
All members of the Compensation Committee attended all the meetings, and the attendance rate was 100%.
The main agenda items of the Compensation Committee were as follows.
•	Determination of performance evaluation and individual payment amount related to performance-linked compensation (annual bonus) for fiscal 2019
•	Determination of the compensation system for Directors and Executive Officers for fiscal 2020
•	Examination of the compensation level for Directors and Executive Officers based on the outcome of a third-party compensation research agency investigation
•	Examination of the compensation system for Directors and Executive Officers for fiscal 2021
*	Share-based compensation is the Board Incentive Plan Trust in which directors and Executive Officers are granted a fixed amount of points on an annual basis for their period of service, and at the time of retirement, ORIX’s shares are delivered through a trust to them in accordance with the number of points they have accumulated. The amount of points to be granted is determined in accordance with the guidelines adopted by the compensation committee. The compensation committee does not set a minimum ownership period for the shares delivered under the plan. The compensation committee can forfeit the share-based compensation from a recipient director or executive officer, if it finds he/she engaged in serious misconduct that could cause damage to the Company during his/her period of service.
**	In principle, the compensation mix for executive officers is to set the ratio fixed compensation, performance-linked compensation, and share-based compensation to 1:1:1. Compensation for executive officers based on foreign branches or executive officers with special expertise is determined based on individual deliberation about foreign local compensation practices/levels or their special expertise, as the case may be.
***	The level of achievement of each division performance with regard to the performance-based compensation is measured based on a total evaluation focusing on the annual growth rate of each division and taking into account qualitative factors (such as target levels, details of achievement, future growth potential, etc.)
In addition, in June 2005, we established guidelines for ownership of our shares for Directors, Executive Officers and Group Executives.

In June 2005, we introduced the share-based compensation, which is a program in which points are annually allocated to directors and executive officers based upon prescribed standards while in office, and the actual number of ORIX’s shares calculated based on the number of accumulated points is provided at the time of retirement. In July 2014, we started to provide these shares through a trust established by the Board Incentive Plan Trust. The Company entrusts money to the “Board Incentive Plan Trust”, which acquires ORIX’s shares from the stock market for directors and executive officers at the end of his or her tenure using money contributed in advance. The total number of points of the share-based compensation granted to directors, executive officers and group executives for fiscal 2020 is equivalent to 320,250 points. Under this system, ¥572 million, which is equivalent to 446,805 points accumulated up to the end of tenure, was paid to executive officers who left their positions during fiscal 2020. As a result, the balance to directors, executive officers and group executives as of March 31, 2020 was 1,389,603 points.
There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of employment.
No stock options were granted in any year since 2009. Each unit of the Shares has one vote. We have not issued any preferred shares.
STOCK OPTION PLAN
We have adopted various incentive plans including a stock option plan. The purpose of our stock option plan is to enhance the link between management, corporate performance and stock price, and, in this way, improve our business results. These plans are administered by ORIX’s Human Resources Department. For further discussion of stock-based compensation, see Note 22 of “Item 18. Financial Statements.”
At the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, our shareholders approved stock option plans under which ORIX purchased shares from the open market and held them for transfer to ORIX’s directors and executive officers and some employees upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executive officers and certain employees of our subsidiaries and affiliates. From 2009 to 2020, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2020.
Each unit of Shares (1 unit = 100 Shares) has one vote, and none of our major shareholders have different voting rights. We do not issue preferred shares.

Name	Number of Shares held	Percentage of Issued shares
	(Thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	106,417	8.47
The Master Trust Bank of Japan, Ltd. (Trust Account)	99,484	7.92
Japan Trustee Services Bank, Ltd. (Trust Account 9)	31,280	2.49
Japan Trustee Services Bank, Ltd. (Trust Account 7)	29,260	2.32
SSBTC CLIENT OMNIBUS ACCOUNT	27,184	2.16
Japan Trustee Services Bank, Ltd. (Trust Account 5)	25,145	2.00
CITIBANK, N.A. -N.Y , AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	23,515	1.87
BNYM AS AGT/CLTS 10 PERCENT	23,460	1.86
JP MORGAN CHASE BANK 385151	22,440	1.78
State Street Bank West Client Treaty 505234	19,732	1.57
ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2020, the percentage of issued Shares held by overseas corporations and individuals was 46.62%. As of March 31, 2020, approximately 4,703,180 ADSs were outstanding (equivalent to 23,515,900 or approximately 1.78% of ORIX’s issued Shares as of that date). As of March 31, 2020, all our ADSs were held by one record holder in the United States.
On May 19, 2020, Nomura Asset Management Co., Ltd. submitted a filing to the Kanto Local Finance Bureau indicating that Nomura Asset Management Co., Ltd. held 66,944,500 Shares, representing 5.05% of ORIX’s outstanding Shares, as part of Nomura Asset Management Co., Ltd.’s assets under management.
On May 12, 2020, Asset Management One Co., Ltd. submitted a filing to the Kanto Local Finance Bureau indicating that Asset Management One Co., Ltd. held 56,933,700 Shares, representing 4.30% of ORIX’s outstanding Shares, as part of Asset Management One Co., Ltd.’s assets under management.
On February 5, 2020, BlackRock Group submitted a filing to the Securities and Exchange Commission indicating that BlackRock Inc., primarily through BlackRock Japan Co., Ltd, held 80,836,581 Shares, representing 6.1% of ORIX’s outstanding Shares, as part of BlackRock Group’s assets under management.
On September 30, 2019, Mitsubishi UFJ Financial Group, Inc. submitted a filing to the Kanto Local Finance Bureau indicating that Mitsubishi UFJ Financial Group, Inc. held 67,707,139 Shares, representing 5.11% of ORIX’s outstanding Shares, as part of Mitsubishi UFJ Financial Group, Inc.’s assets under management.
RELATED PARTY TRANSACTIONS
To our knowledge, no individual beneficially owns 10% or more of any class of the Shares that might give that individual significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

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
There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph other than those listed in the table below. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥39,398 million as of March 31, 2020 and did not exceed ¥42,000 million at any time during fiscal 2020.
Each of these loans was made in the ordinary course of business. The following table describes, for each related party borrower, the applicable interest rate (or range of interest rates), the largest aggregate amount outstanding during fiscal 2020 and the aggregate amount outstanding as of March 31, 2020.

Related Party	The largest aggregate amount outstanding during fiscal 2020	Aggregate amount outstanding as of March 31, 2020	Interest rate
	(Millions of yen)		(%)
Kansai Airports	¥12,333	¥12,002	6.5
SORA Airlease Designated Activity Company	8,040	8,040	6.0 – 9.5
Meritix Airlease Limited	2,988	2,958	6.0 – 9.5
IOS II, LLC	3,309	2,708	6.3
Medical Corporation DIC	2,110	2,110	5.0
Shinko Medical Support Corporation	1,870	1,760	5.0
Meritix Airlease Dara Limited	2,577	1,740	6.0 – 9.5
California Proton Therapy Center, LLC	2,466	1,476	7.5 – 10.0
Imation Company, LLC	1,468	1,468	7.5
First Resort Co., Ltd	864	845	3.5
Wizard Acquisition	781	777	12.0
RAM Industries Acquisitions, LLC	683	645	13.0
Timber Parent, LLC	630	629	16.0
OCC-ART Investor Holdings, LLC	606	595	13.0
ALLIANCE ENVIRONMENTAL GROUP, LLC	448	445	12.0
LCR Parent, LLC	449	444	12.0
YM Lease Co., Ltd.	400	400	0.9

Related Party	The largest aggregate amount outstanding during fiscal 2020	Aggregate amount outstanding as of March 31, 2020	Interest rate
	(Millions of yen)		(%)
Junseikai Medical Corporation	230	230	5.0
Tsubaki Marine S.A.	377	54	1.0
Pacific League Marketing Corporation	85	49	2.9
Medical Corporation NIDC	20	20	5.0
Kada Greenfarm Co., Ltd.	2	2	3.1
Flexible Energy Service Co., Ltd.	1	1	3.2
TAS Environmental Services, L.P.	1,247	0	12.0
Women’s Marketing Inc.	493	0	7.9 – 9.8
FSC Topco Holdings, LLC	277	0	13.0
Magix Airlease Designated Activity Company	246	0	9.0
Sazanka Marine S.A.	39	0	1.0
Torigin Leasing Co., Ltd .	15	0	0.8
A certain subsidiary invests in convertible bonds issued by our affiliates. Although these transactions were made in the ordinary course of business and are not material to us, they may be material to the affiliates. The aggregate principal amount of convertible bonds issued by our affiliates to the subsidiary totaled ¥11,711 million as of March 31, 2020.
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
One ADSs represents five Shares. On March 31, 2020, approximately 4,703,180 ADSs were outstanding. This is equivalent to 23,515,900 or approximately 1.78% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by one record holder in the United States.
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
For changes in the number of shares issued for the past three fiscal years, see Note 24 of “Item 18. Financial Statements.”
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
Under the Companies Act, when we make distributions of surplus, if the sum of our capital reserve (
shihonjunbikin
) and earned surplus reserve (
riekijunbikin
) is less than
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
Under the Companies Act, the aggregate book value of surplus distributed by us may not exceed a prescribed distributable amount, as calculated on the effective date of such distribution. Our distributable amount at any given time shall be the amount of surplus less the aggregate of: (a) the book value of our treasury stock; (b) the amount of consideration for any of our treasury stock disposed of by us after the end of the last fiscal year; and (c) certain other amounts set forth in an ordinance of the Ministry of Justice, including (if the total of the one-half
of goodwill and the deferred assets exceeds the total of stated capital, capital reserve and earned surplus reserve, each such amount being that appearing on our nonconsolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice. If we have opted to become a company that applies the restriction on distributable amounts on a consolidated basis (
renketsu haito kisei tekiyo kaisha
), we will further deduct from the amount of surplus a certain amount which is calculated based on our nonconsolidated and consolidated balance sheets as of the end of the last fiscal year as provided in ordinances of the Ministry of Justice.
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
Stock Acquisition Rights
We may issue stock acquisition rights (
shinkabu yoyakuken
) and bonds with stock acquisition rights (
shinkabu yoyakuken-tsuki shasai
). Except where the issue would be on “specially favorable” conditions, the issue of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of the board of directors. Upon exercise of the stock acquisition rights, the holder of such rights may acquire shares by way of payment of the applicable exercise price or, if so determined by a resolution of the board of directors, by way of substitute payments in lieu of redemption of the bonds. If our Articles of Incorporation prohibit us from delivering shares, it will pay a cash payment equal to the market value of the shares.
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
currencies.

“Exchange nonresidents” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, the branch and other offices of nonresident corporations located within Japan are regarded as residents of Japan and branch and other offices of Japanese corporations located outside Japan are regarded as exchange nonresidents. “Foreign investors” are defined to be (i) individuals who are exchange nonresidents, (ii) corporations or other organizations that are established under the laws of foreign countries or whose principal offices are located outside Japan, (iii) corporations of which 50% or more of their voting rights are held, directly or indirectly, by (i) and/or (ii) above, (iv) partnerships or similar organizations of which 50% or more of total capital contributions are attributable to nonresident, or a majority of general partners are exchange nonresidents, and (v) corporations or other organizations of which a majority of the officers (or officers having the power of representation) are nonresident individuals.
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
If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange (such as the shares of capital stock of ORIX) or that are traded on an over-the-counter
market in Japan and as a result of the acquisition the foreign investor in combination with any existing holdings directly or indirectly holds 1% or more of the issued shares or voting rights of the relevant company, holds a certain percentage or more of the shares of such a company and consents to matters that could have a significant effect on the management of the business of the company, or acquires or succeeds to the business of a Japanese corporation by a business transfer, corporate split, or merger, the foreign investor is, in general, required to report such acquisition to the Minister of Finance and any other competent Ministers within 45 days following the date of such acquisition. In the case of certain designated types of business affecting Japan’s national security, etc., prior notification is required with respect to such an acquisition or other relevant actions. However, in certain cases it may be possible for a foreign investor to be exempted from the prior notification obligation for an acquisition.
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

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS
March 31, 2016	45.75	2.09
March 31, 2017	52.25	2.39
March 31, 2018	66.00	3.01
March 31, 2019	76.00	3.45
March 31, 2020	76.00	3.53

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
Based on this fundamental policy, the annual dividend for fiscal 2020 has been decided at 76.00 yen per share (interim dividend paid was 35.00 yen per share and year-end
dividend has been decided at 41.00 yen per share) as well as 76.00 yen per share in the previous fiscal year ended March 31, 2019. The payout ratio for fiscal 2020 was 32.0%, up 2% from the previous fiscal year.
The interim dividend for the next fiscal year ending March 31, 2021 is forecasted at 35.00 yen per share. The dividend payout ratio for fiscal 2021 is targeted at 50.0%. This is only for the next fiscal year. The year-end
dividend for fiscal 2021 is yet to be determined.
Pursuant to the amendment to the Act on Special Measures Concerning Taxation, dividends paid to U.S. Holders of Shares or ADSs are generally subject to a Japanese withholding tax. The tax rate can be found in “Item 10 TAXATION, JAPANESE TAXATION—
Shares.
”
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
This discussion does not describe all of the tax consequences that may be relevant to a U.S. holder in light of the holder’s particular circumstances (including the application of the provisions of the code known as the Medicare contribution tax) or to holders subject to special rules, such as:
•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding Shares or ADSs as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes are not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	regulated investment companies;

•	persons that own or are deemed to own 10% or more of the stock of the Company, by vote or value;

•	persons holding the shares or ADSs in connection with a trade or business carried on outside the United States; or

•	persons who acquired Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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
The following quantitative information about the market risk of our financial instruments does not include information about financial instruments to which the requirements under ASC 825 (“Financial Instruments”) do not apply, such as net investment in leases, investment in operating leases, and insurance contracts. As a result, the following information does not present all the risks of our financial instruments. We omitted the disclosure of financial instruments for trading purposes because the amount is immaterial.
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
The table below of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and long- and short-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2020 were: 3.6% for installment loans, 1.7% for investment in securities (floating and fixed rate), 1.6% for long- and short-term debt and 0.3% for deposits. As of March 31, 2020, the average payment rate of interest rate swaps was 2.1% and the average receipt rate was (0.1%). The average interest rates of financial instruments as of March 31, 2019 were: 4.1% for installment loans, 2.0% for investment in securities (floating and fixed rate), 1.7% for long- and short-term debt and 0.2% for deposits. As of March 31, 2019, the average payment rate of interest rate swaps was 1.8% and the average receipt rate was 0.1%. As of March 31, 2020, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2019. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY
NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date						Total	March 31, 2020 Estimated Fair Value
	Years ending March 31,
	2021	2022	2023	2024	2025	Thereafter
	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥298,261	¥123,823	¥95,860	¥68,118	¥54,213	¥428,248	¥1,068,523	¥1,059,759
Average interest rate	5.2%	7.4%	7.0%	6.8%	6.9%	4.3%	5.5%	—
Installment loans (floating rate)	¥280,804	¥228,674	¥254,918	¥187,364	¥193,663	¥1,513,322	¥2,658,745	¥2,581,523
Average interest rate	3.2%	3.9%	4.3%	3.5%	3.4%	2.1%	2.8%	—
Investment in securities (fixed rate)	¥35,282	¥39,676	¥41,327	¥63,439	¥115,854	¥1,342,413	¥1,637,991	¥1,680,087
Average interest rate	1.0%	1.5%	1.9%	1.3%	1.3%	1.6%	1.5%	—
Investment in securities (floating rate)	¥5,195	¥7,383	¥1,895	¥4,674	¥16,075	¥77,472	¥112,694	¥94,287
Average interest rate	6.2%	5.1%	4.8%	6.6%	4.8%	4.6%	4.8%	—
Liabilities:
Short-term debt	¥336,832	¥0	¥0	¥0	¥0	¥0	¥336,832	¥336,832
Average interest rate	1.7%	—	—	—	—	—	1.7%	—
Deposits	¥1,472,739	¥181,385	¥229,131	¥56,387	¥292,061	¥0	¥2,231,703	¥2,233,451
Average interest rate	0.2%	0.2%	0.3%	0.3%	0.3%	—	0.3%	—
Long-term debt (fixed rate)	¥334,524	¥327,818	¥279,423	¥190,816	¥302,195	¥426,700	¥1,861,476	¥1,873,743
Average interest rate	1.5%	1.7%	1.4%	0.8%	2.3%	1.5%	1.6%	—
Long-term debt (floating rate)	¥324,289	¥304,722	¥320,329	¥248,085	¥218,331	¥1,002,122	¥2,417,878	¥2,417,954
Average interest rate	1.5%	1.9%	1.6%	1.5%	1.2%	1.6%	1.6%	—
NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected Maturity Date						Total	March 31, 2020 Estimated Fair Value
	Years ending March 31,
	2021	2022	2023	2024	2025	Thereafter
	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥39,839	¥44,995	¥62,826	¥17,279	¥17,522	¥320,076	¥502,537	¥(44,002)
Average pay rate	2.9%	2.5%	2.0%	2.8%	2.8%	1.9%	2.1%	—
Average receive rate	0.4%	0.2%	0.2%	0.2%	0.4%	(0.2%)	(0.1%)	—
The above table excludes purchased loans, which are exposed to interest rate risk, because it is difficult to estimate the timing and extent of collection of such loans. Purchased loans are deteriorated credit loans which we acquire at a discount and for which full collection of all contractually required payments from the debtors is unlikely. The total book value of our purchased loans as of March 31, 2020 was ¥13,218 million.
Long-term debt (floating rate) in the table above includes the amount of ¥94,000 million subordinated syndicated loan (hybrid loan, whose maturity date is year 2076) conducted in fiscal 2017, of which ¥60,000 million and ¥34,000 million may be repaid after 5 years and 7 years, respectively.
Long-term debt (fixed rate) in the table above includes the amount of ¥100,000 million of unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds executed in fiscal 2020, whose maturity date is fiscal 2080), of which ¥60,000 million and ¥40,000 million may be redeemed after 5 years, and 10 years respectively.

We are also exposed to interest rate risks in our life insurance businesses, because revenues from life insurance related investment income fluctuate based on changes in market interest rates, while life insurance premiums and costs do not.
Exchange Rate Risk
We hold foreign currency-denominated assets and liabilities and deal in foreign currencies. It is our policy to match balances of foreign currency-denominated assets and liabilities as a means of hedging exchange rate risk. There are, however, cases where a certain part of our foreign currency-denominated investments are not hedged for such risk.
We have identified all positions including retained earnings accumulated in foreign currencies in our overseas subsidiaries, which is translated to Japanese yen upon consolidation, that are subject to exchange rate risk. ORIX shareholders’ equity is subject to exchange rate risk arising from such translations. Other positions, such as potential losses in future earnings, are calculated using several hypothetical scenarios based on 10% changes in the relevant currencies. Based on these scenarios, there were no exchange losses in future earnings as of March 31, 2019. Exchange losses in future earnings were estimated to be ¥363 million as of March 31, 2020. The largest of such losses were estimated in scenarios where the U.S. dollar appreciated 10% against the Japanese yen from the rate in effect on March 31, 2020.
Risk of Market Prices in Stocks
We have marketable stocks that are subject to price risk arising from changes in their market prices. Our shareholders’ equity and net income bear risks due to changes in the market prices of these securities. To manage these risk of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2019 and 2020, respectively, and under such circumstances estimate ¥4,018 million and ¥3,642 million decrease in the fair value of our equity securities as of March 31, 2019 and 2020.
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
PAYMENTS TO ORIX FROM THE DEPOSITARY
The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, and proxy voting and related expenses. In fiscal 2020, this amount was $95,258.

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
Item 15. Controls and Procedures
As of March 31, 2020, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the principal financial officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule
13a-15(e)
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
The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2020 by using the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2020.
The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our consolidated financial statements as of and for each of the years in the three-year period ended March 31, 2020, as stated in their attestation report which is included in Item 18 (page
F-3).
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Aiko Sekine is an “audit committee financial expert,” within the meaning of the current rules of the U.S. Securities and Exchange Commission. Aiko Sekine is “independent” as required by Section 303A.06 of the New York Stock Exchange Listed Company Manual.
Name on the family register of Aiko Sekine is Aiko Sano.
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
Item 16C. Principal Accountant Fees and Services
FEES PAID TO PRINCIPAL ACCOUNTANT
AUDIT FEES
In fiscal 2019 and 2020, KPMG (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥3,106 million and ¥3,248 million, respectively, for direct audit fees.
AUDIT-RELATED FEES
In fiscal 2019 and 2020, KPMG billed us ¥175 million and ¥134 million, respectively, for audit-related services, including attestation, assurance and related services that are not reported under audit fees.
TAX FEES
In fiscal 2019 and 2020, KPMG billed us ¥301 million and ¥258 million, respectively, for tax-related
services, including tax compliance and tax advice.
ALL OTHER FEES
In fiscal 2019 and 2020, KPMG billed us ¥10 million and ¥20 million, respectively, for other products and services, which primarily consisted of advisory services.

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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2020	(a) Total number of Shares Purchased	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs* 1	(d) Maximum number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs* 1
April 2019	0	¥0	0	¥0
May 2019	71	1,564	0	0
June 2019	50	1,585	0	0
July 2019	60	1,673	0	0
August 2019	0	0	0	0
September 2019	0	0	0	0
October 2019	20	1,619	0	100,000,000,000
November 2019	453,680	1,700	453,600	99,229,034,000
December 2019	6,853,120	1,826	6,853,000	86,715,510,900
January 2020	3,616,860	1,816	3,616,800	80,146,451,350
February 2020	8,046,320	1,892	8,046,300	64,923,660,300
March 2020	6,866,700	1,550	6,866,700	54,280,627,600

Total	25,836,881	¥1,770	25,836,400	¥54,280,627,600

*1	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on October 28, 2019.

• Class of shares to be repurchased	Common shares
• Total number of shares to be repurchased	Up to 70,000,000 shares
(approx.5.5% of the total outstanding shares (excluding treasury shares))
• Total purchase price of shares to be repurchased	Up to 100 billion yen
• Repurchase period	From November 1, 2019 to May 8, 2020
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares
*2	The share repurchase based on the above resolution at the Board of Directors meeting was completed. The details of share repurchase subsequent to the balance sheet data are as follows.

• Class of shares repurchased	Common shares

• Total number of shares repurchased	8,224,900 shares
• Total purchase price of shares repurchased	10,088,218,300 yen
• Repurchase period	From April 1, 2020 to May 8, 2020
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares
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
The composition of our board of directors and its committees differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy in order to maintain a NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our board of directors or our Nominating, Audit, and Compensation Committees. Under Japanese law, a majority of the membership on the committees must be “outside directors”—a Japanese law concept that shares similarities with the U.S. concept of “independent director” where the company is a ““Company with Nominating Committee, etc.” However, we are not required to include on our board of directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors. Six out of our 12 directors are outside directors. Under the Companies Act, the directors who compose the Audit Committee are not permitted to be executive officers or executive directors of the Company or its subsidiaries, or managers, employees or accounting advisors of the Company’s subsidiaries. Our Audit Committee members meet this requirement. We have adopted a written charter for our Compensation Committee that addresses committee member appointment and removal, committee structure and operations, and reporting to the board. However, our Compensation Committee has not retained, or obtained the advice of, a compensation consultant, independent legal counsel or other adviser.
Under the Companies Act, an outside director is a director (i) who is not an executive director, executive officer
(shikko-yaku)
, manager or any other kind of employee (an “Executive Director, etc.”) of the Company or its subsidiaries and who has not been an Executive Director, etc. of the Company or its subsidiaries in the past 10 years; (ii) who has not been an Executive Director, etc. of the Company or its subsidiaries for the past 10 years from the assumptions of any of the position of director, accounting advisor, or auditor; (iii) who is not a person with a controlling stake in the management of the Company, such as a holder of more than 50 percent of the Company’s shares, etc., or has not been an Executive Director, etc. of the parent company of the Company; (iv) who has not been an Executive Director, etc. of any other company with same parent company; and (v) who has not been the spouse or the kin (within the second degree) of any director, manager or any other kind of important employee of the Company, or a person with a controlling stake in the management of the Company, such as a holder of more than 50 percent of the Company’s shares etc.

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
F-137.
The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form
20-F:
(a)	Consolidated Balance Sheets as of March 31, 2019 and 2020 (page F- 6 to F- 7);

(b)	Consolidated Statements of Income for the years ended March 31, 2018, 2019 and 2020 (page F- 8 to F- 9);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2018, 2019 and 2020 (page F- 10);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2018, 2019 and 2020 (page F- 11 to F- 12);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2018, 2019 and 2020 (page F- 13);

(f)	Notes to Consolidated Financial Statements (page F-14 to F-136);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-137).

Item 19. Exhibits
We have filed the following documents as exhibits to this document.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 26, 2018 (Incorporated by reference from the annual report on Form 20-F filed on June 28, 2018, commission file number 001-14856).

Exhibit 1.2
Regulations of the Board of Directors of ORIX Corporation, as amended on July 21, 2017 (Incorporated by reference from the annual report on Form 20-F filed on June 28, 2018, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on July 1, 2019.

Exhibit 2.1	Description of American Depositary Shares of ORIX Corporation, (Incorporated by reference from the registration statement on Form F-3 ASR filed on July 2, 2009, commission file number 333-160410).

Exhibit 2.2
Deposit Agreement, dated September 14, 1998, by and among ORIX Corporation, Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts (Incorporated by reference from the registration statement on Form F-3 ASR filed on July 2, 2009, commission file number 333-160410).

Exhibit 8.1	List of subsidiaries and affiliates.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference from the annual report on Form 20-F filed on June 25, 2019, commission file number 001-14856).

Exhibit 12.1	Certifications required by Rule 13a-14 (a) (17 CFR 240.13a-14 (a)) or Rule 15d-14 (a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14 (b) (17 CFR 240.13a-14 (b)) or Rule 15d-14 (b) (17 CFR 240.15d 14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm.

Exhibit 101	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101	Inline XBRL Schema Document.

Exhibit 101	Inline XBRL Calculation Linkbase Document.

Exhibit 101	Inline XBRL Definition Linkbase Document.

Exhibit 101	Inline XBRL Labels Linkbase Document.

Exhibit 101	Inline XBRL Presentation Linkbase Document.

Exhibit 104	The cover page for the Company’s Annual Report on From 20-F for the year ended March 31, 2020, has been formatted in Inline XBRL

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

ORIX KABUSHIKI KAISHA

By:	/s/ Shoji Taniguchi
Name:	Shoji Taniguchi
Title:	Senior Managing Executive Officer

Date: June 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors
ORIX Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries (the Group) as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three- year period ended March 31, 2020, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 29, 2020 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Assessment of the carrying value of the indefinite-lived intangible asset for asset management contract
As discussed in Notes 1 and 16 to the consolidated financial statements, the Group performs an impairment test for indefinite-lived intangible assets at least annually and whenever events or changes in circumstances indicate that the asset might be impaired. As a result of the impairment test, if the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Group’s indefinite-lived intangible assets balance as of March 31, 2020 was ¥214,582 million, of which ¥141,069 million represents asset management contracts. The fair values of the asset management contracts were determined utilizing a discounted cash flow model and the key inputs and assumptions to the valuation included the forecasted balances of assets under management (AuM) used to estimate the future cash flows and the weighted average cost of capital (WACC) as a discount rate.
We identified the assessment of the carrying value of the indefinite-lived intangible asset for a certain asset management contract held by a subsidiary in an overseas business segment as a critical audit matter. Changes in the key inputs and assumptions have a significant effect on the fair value of the asset management contract indicating a higher risk related to the impairment assessment and, therefore, required a high degree of auditor judgment. In addition, the forecasted balances of AuM were challenging to test as there was a high degree of uncertainty in forecasting future growth of AuM. Also, a high degree of auditor judgment was required to test the WACC due to the subjectivity in determining its inputs.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the impairment assessment process of the asset management contract including controls over the development of the key inputs and assumptions. We evaluated the Group’s ability to accurately estimate forecasted balances of AuM by comparing the AuM balances forecasted in the prior year to the actual results. We performed a sensitivity analysis over the forecasted balances of AuM and the WACC to assess the impact to the Group’s determination that the fair value of the asset management contract exceeded its carrying amount. In addition, we involved valuation professionals with specialized industry skills and knowledge and experience, who assisted in assessing the WACC by comparing it against a WACC range that was developed using publicly available market data and independently developed assumptions.
Assessment of the fair value measurement of the investment funds categorized as Level 3 financial instruments in the fair value hierarchy
As discussed in Notes 1 and 2 to the consolidated financial statements, certain overseas subsidiaries are determined as investment companies under ASC 946 (Financial Services-Investment Companies) and hold investment funds measured at fair value with changes in fair value recognized in earnings on a recurring basis. These investment funds are classified as Level 3 in the fair value hierarchy, because the Group measures their fair value using valuation techniques with key inputs that are unobservable. The Group’s Level 3 financial assets measured at fair value on a recurring basis as of March 31, 2020 amounted to ¥209,690 million, which included ¥83,901 million of investment funds. The fair value measurement of the Level 3 investment funds held by a certain investment company were estimated based on the valuation methodology of the underlying equity investments using a combination of the income approach technique using discounted cash flows and the market approach technique utilizing market multiples. Key inputs and assumptions used for the valuation include earnings before interest, taxes, depreciation and amortization (EBITDA) multiples, projected cash flows and weighted average cost of capital (WACC).
We identified the assessment of the fair value measurement of the Level 3 investment funds held by the certain investment company as a critical audit matter. In addition to a high degree of subjectivity in determining the methodology and the key inputs and assumptions, minor changes in these key inputs and assumptions used for the valuation would have a significant effect on the Group’s net income. Therefore, a high degree of challenging auditor judgment was required.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the fair value measurement process for Level 3 investment funds including controls over (1) the development of the methodology and (2) the determination of the key inputs and assumptions. We evaluated the cash flow forecasts by comparing the forecasts made in the prior year to the actual results as well as trends in year-over-year forecasts. We involved valuation professionals with specialized industry skills and knowledge, who assisted in evaluating the:
•	fair value measurement methodology in accordance with U.S. generally accepted accounting principles,
•	selection of the EBITDA multiples through the comparison to independently developed EBITDA multiples, and
•	determination of the WACC assumption through performing an assessment using publicly available market data and independently developed assumptions.
KPMG AZSA LLC
We have served as the Group’s auditor since 1985.
Tokyo, Japan
June 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors
ORIX Corporation
Opinion on Internal Control Over Financial Reporting
We have audited ORIX Corporation (a Japanese corporation) and subsidiaries’ (the Group) internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of March 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated June 29, 2020 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
KPMG AZSA LLC
Tokyo, Japan
June 29, 2020

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2019 AND 2020
ORIX Corporation and Subsidiaries

			Millions of yen
			2019	2020
ASSETS
Cash and Cash Equivalents			¥1,161,032	¥982,666
Restricted Cash			122,548	152,618
Investment in Direct Financing Leases			1,155,632	0
Net investment in Leases			0	1,080,964
Installment Loans			3,277,670	3,740,486
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥38,671	million
March 31, 2020	¥90,893	million
Allowance for Doubtful Receivables on Financ e Leases and Probable Loan Losses			(58,011)	(56,836)
Investment in Operating Leases			1,335,959	1,400,001
Investment in Securities			1,928,916	2,245,323
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥27,367	million
March 31, 2020	¥25,295	million
Property under Facility Operations			441,632	562,485
Investment in Affiliates			842,760	821,662
Trade Notes, Accounts and Other Receivable			280,590	312,744
Inventories			115,695	126,013
Office Facilities			108,390	203,930
Other Assets			1,462,104	1,495,472
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥12,449	million
March 31, 2020	¥18,206	million

Total Assets			¥12,174,917	¥13,067,528

Notes:
1.
Accounting Standards Update
2016-02
(ASC 842 (“Leases”)) (hereinafter, “New Lease Standard”) has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases. For further information, see Note 1 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

2. The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	2019	2020
Cash and Cash Equivalents	¥4,437	¥7,117
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses)	15,058	0
Net Investment in Leases (Net of Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses)	0	3,377
Installment Loans (Net of Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses)	185,988	218,268
Investment in Operating Leases	82,405	75,904
Property under Facility Operations	203,933	296,208
Investment in Affiliates	52,079	51,456
Other	100,101	136,641

	¥644,001	¥788,971

CONSOLIDATED BALANCE SHEETS—(Continued)
AS OF MARCH 31, 2019 AND 2020
ORIX Corporation and Subsidiaries

			Millions of yen
			2019	2020
LIABILITIES AND EQUITY
Liabilities:
Short-term Debt			¥309,549	¥336,832
Deposits			1,927,741	2,231,703
Trade Notes, Accounts and Other Payable			293,480	282,727
Policy Liabilities and Policy Account Balances			1,521,355	1,591,475
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2019	¥360,198	million
March 31, 2020	¥300,739	million
Income Taxes:
Current			42,010	28,203
Deferred			313,833	328,147
Long-term Debt			4,186,222	4,279,354
Other Liabilities			617,746	912,921

Total Liabilities			9,211,936	9,991,362

Redeemable Noncontrolling Interests			9,780	10,331

Commitments and Contingent Liabilities
Equity:
Common stock:			221,111	221,111
Authorized:	2,590,000,000	shares
Issued:
March 31, 2019	1,324,629,128	shares
March 31, 2020	1,324,629,128	shares
Additional Paid-in Capital			257,625	257,638
Retained Earnings			2,555,585	2,754,461
Accumulated Other Comprehensive Income (Loss)			(61,343)	(118,532)
Treasury Stock, at Cost:			(75,904)	(121,070)
March 31, 2019	44,667,776	shares
March 31, 2020	70,157,472	shares

ORIX Corporation Shareholders’ Equity			2,897,074	2,993,608
Noncontrolling Interests			56,127	72,227

Total Equity			2,953,201	3,065,835

Total Liabilities and Equity			¥12,174,917	¥13,067,528

Notes :
1
.

The Company’s shares held through the Board Incentive Plan Trust (1,823,993 shares as of March 31, 2019 and 1,476,828 shares as of March 31, 2020) are included in the number of treasury stock shares as of March 31, 2019 and 2020.

2. New Lease Standard has been adopted since April 1, 2019. For further information, see Note 1 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”
3 . The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	2019	2020
Short-Term Debt	¥580	¥6,030
Trade Notes, Accounts and Other Payable	7,339	3,140
Long-Term Debt	418,631	464,904
Other	16,480	45,671

	¥443,030	¥519,745

The accompanying notes to consolidated financial statements are an integral part of these statements.
F-
7

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020
ORIX Corporation and Subsidiaries

	Millions of yen
	2018	2019	2020
Revenues:
Finance revenues	¥228,252	¥242,893	¥276,864
Gains on investment securities and dividends	43,302	15,958	22,499
Operating leases	379,665	413,918	430,665
Life insurance premiums and related investment income	351,590	347,136	367,778
Sales of goods and real estate	1,079,052	596,165	406,511
Services income	780,910	818,794	776,012

Total revenues	2,862,771	2,434,864	2,280,329

Expenses:
Interest expense	76,815	93,337	99,138
Costs of operating leases	252,327	257,321	289,604
Life insurance costs	255,070	246,533	269,425
Costs of goods and real estate sold	1,003,509	535,261	354,006
Services expense	482,796	508,320	483,914
Other (income) and expense	429	1,301	14,925
Selling, general and administrative expenses	431,594	437,028	460,199
Provision for doubtful receivables and probable loan losses	17,265	22,525	24,425
Write-downs of long-lived assets	5,525	2,418	3,043
Write-downs of securities	1,246	1,382	11,969

Total expenses	2,526,576	2,105,426	2,010,648

Operating Income	336,195	329,438	269,681
Equity in Net Income of Affiliates	50,103	32,978	67,924
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	49,203	33,314	74,001
Bargain Purchase Gain	0	0	955

Income before Income Taxes	435,501	395,730	412,561
Provision for Income Taxes	113,912	68,691	105,837

Net Income	321,589	327,039	306,724

Net Income Attributable to the Noncontrolling Interests	8,002	2,890	3,640

Net Income Attributable to the Redeemable Noncontrolling Interests	452	404	384

Net Income Attributable to ORIX Corporation Shareholders	¥313,135	¥323,745	¥302,700

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

2.
Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”-ASC 825-10 (“Financial Instruments-Overall”)) has been adopted since fiscal 2019. The unrealized change in fair value of investment in equity securities has been included in “Gains on investment securities and dividends” since fiscal 2019 for this adoption.

3.
New Lease Standard has been adopted since April 1, 2019, and the certain lessor costs of finance lease, such as the property taxes and insurance costs previously had been deducted from “Finance revenues”, but have changed to be included in “Other (income) and expense.” And the certain lessor costs of operating lease previously had been deducted from Revenue of “Operating leases”, but have changed to be included in “Costs of operating leases”. In addition, the presented amounts in the consolidated statements of income for the prior to the previous fiscal year have not been changed retrospectively to conform to the presentation for fiscal 2020 because of not applicable to the New Lease Standard. For further information, see Note 1 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

CONSOLIDATED STATEMENTS OF INCOME—(Continued)
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020
ORIX Corporation and Subsidiaries

	Yen
	2018	2019	2020
Amounts per Share of Common Stock for Income Attributable to ORIX Corporation Shareholders:
Basic:
Net Income Attributable to ORIX Corporation Shareholders	¥244.40	¥252.92	¥237.38
Diluted:
Net Income Attributable to ORIX Corporation Shareholders	¥244.15	¥252.70	¥237.17
Cash Dividends	56.25	69.00	81.00

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020
ORIX Corporation and Subsidiaries

	Millions of yen
	2018	2019	2020
Net Income	¥321,589	¥327,039	¥306,724

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(22,834)	10,215	(22,456)
Net change of debt valuation adjustments	0	231	875
Net change of defined benefit pension plans	(2,962)	(7,346)	1,529
Net change of foreign currency translation adjustments	(1,955)	(11,537)	(31,664)
Net change of unrealized gains (losses) on derivative instruments	779	(4,118)	(8,556)

Total other comprehensive income (loss)	(26,972)	(12,555)	(60,272)

Comprehensive Income	294,617	314,484	246,452

Comprehensive Income Attributable to the Noncontrolling Interests	6,433	2,784	756

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	36	730	187

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥288,148	¥310,970	¥245,509

The accompanying notes to consolidated financial statements are an integral part of these statements.
F-
10

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020
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

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020
ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2019	¥221,111	¥257,625	¥2,555,585	¥(61,343)	¥(75,904)	¥2,897,074	¥56,127	¥2,953,201

Contribution to subsidiaries						0	17,047	17,047
Transaction with noncontrolling interests		241		2		243	1,340	1,583
Comprehensive income, net of tax:
Net income			302,700			302,700	3,640	306,340
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(22,390)		(22,390)	(66)	(22,456)
Net change of debt valuation adjustments				875		875	0	875
Net change of defined benefit pension plans				1,527		1,527	2	1,529
Net change of foreign currency translation adjustments				(28,917)		(28,917)	(2,550)	(31,467)
Net change of unrealized gains (losses) on derivative instruments				(8,286)		(8,286)	(270)	(8,556)

Total other comprehensive income (loss)						(57,191)	(2,884)	(60,075)

Total comprehensive income						245,509	756	246,265

Cash dividends			(103,824)			(103,824)	(3,043)	(106,867)
Acquisition of treasury stock					(45,720)	(45,720)	0	(45,720)
Disposal of treasury stock		(334)			554	220	0	220
Other, net		106				106	0	106

Balance at March 31, 2020	¥221,111	¥257,638	¥2,754,461	¥(118,532)	¥(121,070)	¥2,993,608	¥72,227	¥3,065,835

Notes:	1. Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 21 “Redeemable Noncontrolling Interests.”

2.
Reclassification of change in accounting standards represents the amounts reclassified for the application of the Accounting Standards Update 2018-02 (“Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”-ASC 220 (“Income Statement-Reporting Comprehensive Income”)).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2018, 2019 AND 2020
ORIX Corporation and Subsidiaries

	Millions of yen
	2018	2019	2020
Cash Flows from Operating Activities:
Net income	¥321,589	¥327,039	¥306,724
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	279,923	295,589	304,204
Principal payments received under net investment in leases	0	0	474,110
Provision for doubtful receivables and probable loan losses	17,265	22,525	24,425
Equity in net income of affiliates (excluding interest on loans)	(46,587)	(29,674)	(65,764)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(49,203)	(33,314)	(74,001)
Bargain purchase gain	0	0	(955)
Gains on sales of securities other than trading	(32,083)	(10,182)	(18,886)
Gains on sales of operating lease assets	(35,291)	(62,883)	(51,072)
Write-downs of long-lived assets	5,525	2,418	3,043
Write-downs of securities	1,246	1,382	11,969
Deferred tax provision	5,588	(35,128)	14,890
Decrease in trading securities	144,367	95,370	63,681
Decrease in inventories	10,609	6,852	11,938
Decrease (Increase) in trade notes, accounts and other receivable	(13,984)	(5,576)	12,348
In crease ( Decrease ) in trade notes, accounts and other payable	17,831	10,990	(3,853)
Increase (Decrease) in policy liabilities and policy account balances	(53,512)	10,109	70,120
Increase ( Decrease ) in income taxes payable	(74,241)	36,753	(33,318)
Other, net	69,749	(44,592)	(7,137)

Net cash provided by operating activities	568,791	587,678	1,042,466

Cash Flows from Investing Activities:
Purchases of lease equipment	(971,163)	(998,073)	(948,445)
Principal payments received under direct financing leases	470,870	469,262	0
Installment loans made to customers	(1,396,724)	(1,460,336)	(1,527,000)
Principal collected on installment loans	1,184,298	1,239,385	1,134,142
Proceeds from sales of operating lease assets	285,954	429,295	339,504
Investment in affiliates, net	(110,547)	(278,027)	(44,140)
Proceeds from sales of investment in affiliates	74,742	56,423	79,950
Purchases of available-for-sale debt securities	(372,236)	(556,213)	(711,973)
Proceeds from sales of available-for-sale debt securities	395,629	221,824	249,427
Proceeds from redemption of available-for-sale debt securities	97,565	73,156	82,754
Purchases of equity securities other than trading	(67,147)	(66,959)	(53,616)
Proceeds from sales of equity securities other than trading	104,600	83,261	34,145
Purchases of property under facility operations	(80,095)	(62,221)	(44,466)
Acquisitions of subsidiaries, net of cash acquired	(66,034)	(119,105)	(134,894)
Sales of subsidiaries, net of cash disposed	43,278	56,584	91,835
Other, net	(32,110)	37,793	(17,709)

Net cash used in investing activities	(439,120)	(873,951)	(1,470,486)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	50,900	(50,881)	16,182
Proceeds from debt with maturities longer than three months	1,488,259	1,123,923	924,779
Repayment of debt with maturities longer than three months	(1,396,531)	(932,676)	(832,881)
Net increase in deposits due to customers	143,318	169,830	304,182
Cash dividends paid to ORIX Corporation shareholders	(72,757)	(88,438)	(103,824)
Acquisition of treasury stock	(39,110)	(707)	(45,720)
Contribution from noncontrolling interests	4,740	22,760	23,994
Purchases of shares of subsidiaries from noncontrolling interests	(11,299)	(86,165)	(4,501)
Net increase (decrease) in call money	(18,000)	20,000	10,000
Other, net	(8,510)	(10,999)	(3,508)

Net cash provided by financing activities	141,010	166,647	288,703

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	1,224	(1,911)	(8,979)

Net increase (decrease) in Cash, Cash Equivalents and Restricted Cash	271,905	(121,537)	(148,296)

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,133,212	1,405,117	1,283,580

Cash, Cash Equivalents and Restricted Cash at End of Year	¥1,405,117	¥1,283,580	¥1,135,284

Notes:	1. The prior-year amounts were adjusted for the retrospective application of Accounting Standards Update 2016-18 (“Restricted Cash”-ASC 230 (“Statement of Cash Flows”)) on April 1, 2018.

2.
Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”-ASC 825-10 (“Financial Instruments-Overall”)) has been applied since April 1, 2018. The previously reported amounts were reclassified for this application.

3.
New Lease Standard has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases. For further information, see Note 1 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”

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
The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and, therefore, reflect certain adjustments to the books and records of the Company and its subsidiaries. The principal adjustments relate to revenue recognition for revenue from contracts with customers, initial direct costs to originate leases and loans, use of a straight-line basis of depreciation for operating lease assets, deferral of life insurance policy acquisition costs, calculation of insurance policy liabilities, accounting for goodwill and other intangible assets in business combinations, accounting for pension plans, accounting for sales of the parent’s ownership interest in subsidiaries, classification in the statements of cash flows, accounting for transfer of financial assets, accounting for investment in securities, accounting for fair value option, accounting for lessee’s lease and reflection of the income tax effect on such adjustments.
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
A certain
overseas
subsidiary consolidates subsidiaries determined as investment companies under ASC 946 (“Financial Services—Investment Companies”). Investments held by the investment company subsidiaries are carried at fair value with changes in fair value recognized in earnings.
A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.
All significant intercompany accounts and transactions have been eliminated in consolidation.
(c) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for finance

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for doubtful receivables on finance leases and probable loan losses, the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and indefinite-lived intangible assets.
In addition, we carefully considered the future outlook regarding the spread of the COVID-19. As of March 31, 2020, there was no significant impact on our accounting estimates. However, the outlook for future outbreaks of COVID-19 and the resulting global economic slowdown is uncertain and it may change rapidly. Therefore our accounting estimates may change over time.

(d) Foreign currencies
translation
The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates at the end of each fiscal year.
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
(e) Revenue recognition
The Company and its subsidiaries recognize revenues from only contracts with customers, such as sales of goods and real estate, and services income, based on the following five steps;
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
F-
15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Finance Revenues
—Finance revenues mainly include revenues from finance leases, installment loans, and financial guarantees.
(1) Revenues from finance leases
Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in leases includes sales-type leases and direct financing leases which are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. In providing leasing services, the Company and its subsidiaries execute supplemental businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of residual values are determined based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases.
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
past-due
30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to net investment in leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual
loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual
loans and lease receivables to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtors’ creditworthiness, such as the debtors’ business characteristics and financial conditions as well as relevant economic conditions and trends.
Gains on investment securities and dividends
—
Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends is established.
Operating leases
—
Revenues from operating leases are recognized on a straight-line basis over the contract terms. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. In providing leasing services, the Company and its subsidiaries execute supplemental businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees.

Investment in operating leases is recorded at cost less accumulated depreciation and is depreciated over their estimated useful lives mainly on a straight-line basis. The estimated average useful lives of principal operating lease assets classified as transportation equipment is
5
years, measuring and information-related equipment is
4
years, real estate (other than land) is
32
years and other is
9
years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.
Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the life of the related lease.

The unamortized balance of initial direct costs is reflected as in
vestment in
operating leases.
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
The insurance contracts sold by the subsidiary include variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.
The subsidiary provides minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guarantee risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which are included in other assets in the consolidated balance sheets.
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
(g) Allowance for doubtful receivables on
net investment in
leases and probable loan
losses
The allowance for doubtful receivables on net investment in leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.
Developing the allowance for doubtful receivables on net investment in leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off
experience, current delinquencies and delinquency trends, future cash flows expected to be received from the net investment in leases and loans and value of underlying collateral and guarantees.
Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired
loans, including loans that are not individually evaluated for impairment, and net investment in leases, the Company and its subsidiaries evaluate prior charge-off
experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on net investment in leases and probable loan losses considering the prior charge-off
experience and current economic conditions.
The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

NOTES TO CONSOLIDATED
FINANCIAL
STATEMENTS
—(Continued)
ORIX Corporation and Subsidiaries
(h) Impairment of long-lived assets
The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office buildings, condominiums, mega solar and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
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
(j) Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.
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
The Company and certain subsidiaries have elected to file a consolidated tax return in Japan
for National Corporation tax purposes.
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
If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss), net of applicable income taxes, until earnings are affected by the variability in cash flows of the designated hedged item.
If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), net of applicable income taxes, depending on whether the hedging activity is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.
Starting from this fiscal year, the Company and its subsidiaries select either the amortization approach or the fair value approach, depending on the type of hedging activity, for the initial value of the component excluded from the assessment of effectiveness, and recognize it through the consolidated statements of income. When the amortization approach is adopted, the change in fair value is recognized in earnings using a systematic and rational method over the life of the hedging instrument and then any difference between the change in fair value and the amount recognized in earnings is recognized in other comprehensive income (loss), net of applicable income taxes. When the fair value approach is adopted, the change in the fair value is immediately recognized through the consolidated statements of income. In the past fiscal year, the change in fair value of the component excluded from the assessment of effectiveness and the ineffective portion of qualified hedges were immediately recognized through the consolidated statements of income.

NOTES TO CONSOLIDATED
FINANCIAL
STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
For all hedging relationships that are designated and qualified for hedge accounting, at the inception of the hedge, the Company and its subsidiaries formally document the details of the hedging relationship and the hedging activity. The Company and its subsidiaries formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.
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
(n) Stock-based compensation
In principle, the Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value on the grant date. The costs are recognized over the requisite service period.
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
Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in
capital as of March 31, 2020 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock splits were not considered to be stock dividends under U.S. GAAP.

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
(r) Property under facility operations
Property under facility operations consist primarily of operating facilities (including hotels and training facilities) and environmental assets (including mega solar and thermal power stations), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2018, 2019 and 2020 were ¥25,444 million, ¥28,133 million and ¥27,147 million, respectively. Accumulated depreciation was ¥102,185 million and ¥105,433 million as of March 31, 2019 and 2020, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for structures and up to 30 years for others.
(s) Trade notes, accounts and other receivable
Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets, payment made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to lease contracts, and receivables relating to debt securities sold.
(t) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2019 and 2020, residential condominiums under development were ¥55,860 million and ¥56,156 million, respectively, and completed residential condominiums and merchandise for sale were ¥59,835 million and ¥69,857 million, respectively.
The Company and its subsidiaries recorded ¥936 million, ¥703 million and ¥863 million of write-downs principally on completed residential condominiums and merchandise for sale for fiscal 2018, 2019 and 2020, respectively, primarily resulting from a decrease in expected sales price. These write-downs were recorded in costs of goods and real estate sold and included in Real Estate segment, Investment and Operation segment and Corporate Financial Services segment.
(u) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal

NOTES TO CONSOLIDATED
FINANCIAL
STATEMENTS—(
Continued
)
ORIX Corporation and Subsidiaries
2018, 2019 and 2020 were ¥5,131 million, ¥4,912 million and ¥7,714 million, respectively. Accumulated depreciation was ¥54,499 million and ¥68,117 million as of March 31, 2019 and 2020, respectively. Estimated useful lives range up to 62 years for buildings and structures and up to 20 years for machinery and equipment.
(v)
Right-of-use
assets
The Company and its subsidiaries record the ROU assets recognized from the lessee’s lease transaction as investment in operating leases, property under facility operations and office facilities. Lease liabilities are included in other liabilities.
ROU assets are consisted of the amount of the initial measurement of the lease liability and any lease payments made to the lessor at or before the commencement date and stated at cost less accumulated amortization. The initial measurement of the lease liability is at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement. ROU assets of finance leases are amortized mainly on a straight-line basis over the lease term. ROU assets of operating leases are amortized over the lease term by the fixed term operating cost minus the interest cost. Amortization of ROU assets of finance leases and operating leases expenses are included in costs of operating leases, services expense and selling, general and administrative expenses.
(w) Other assets
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
(x) Goodwill and other intangible assets
The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
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
(y) Trade notes, accounts and other payable
Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased, merchandise for sale and other assets, accounts payable in relation to construction work of residential condominiums and deposits received mainly for withholding income tax.
(z) Other Liabilities
Other liabilities include primarily lease liabilities recognized from the lessee’s lease transaction, accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and software services, and derivative liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
(aa) Capitalization of interest costs
The Company and its subsidiaries capitalized interest costs of ¥1,043 million, ¥940 million and ¥622 million in fiscal 2018, 2019 and 2020, respectively, primarily related to assets under construction such as specific environmental assets, long-term real estate development and ship projects.
(ab) Advertising
The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2018, 2019 and 2020 were ¥26,083 million, ¥20,650 million and ¥16,480 million, respectively.
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
(af) Issuance of stock by an affiliate
When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize the
gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.
(ag) New accounting pronouncements
In February 2016, Accounting Standards Update
2016-02
(ASC 842 (“Leases”)) was issued, and related amendments were issued thereafter. These updates require a lessee to recognize most leases on the balance sheet. Lessor accounting remains substantially similar to current U.S. GAAP but with some changes. These updates require an entity to disclose more information about leases than under the current disclosure requirements. The Company and its subsidiaries adopted these updates, including Accounting Standards Update
2019-01,
on April 1, 2019 and used the beginning of the fiscal year of adoption as the date of initial adoption. Consequently, financial information of comparative periods has not been updated and the disclosures required under the New Lease Standard are not provided for periods before April 1, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The New Lease Standard provides a number of optional practical expedients in transition. The Company and its subsidiaries have elected the “package of practical expedients”, which permits the Company and its subsidiaries to not reassess under the New Lease Standard the prior conclusions about lease identification, lease classification and initial direct costs. The Company and its subsidiaries have elected other New Lease Standard’s available transitional practical expedients. The New Lease Standard also provides practical expedients for an entity’s ongoing accounting. The Company and its subsidiaries have elected the short-term lease recognition exemption mainly for vehicle and office equipment leases. Consequently, for those leases that meet the requirements, the Company and its subsidiaries have not recognized ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition. The Company and its subsidiaries also have elected the practical expedient to not separate lease and non-lease
components for part of leases as lessors. The Company and its subsidiaries have expanded their disclosures regarding lessee and lessor.
The impact of the adoption of these updates has resulted in a gross up of ROU assets and corresponding lease liabilities principally for operating leases, such as land leases and office and equipment leases where it is the lessee. The effect of the adoption of these updates on the Company and its subsidiaries’ financial position at the adoption date were
increases
in
ROU assets of ¥134,345 million in investment in operating leases, ¥77,989 million in property under facility operations,
and
¥75,805 million in office facilities and lease liabilities of ¥284,867 million in other liabilities in the consolidated balance sheet as of April 1, 2019. ROU assets in investment in operating leases, property under facility operations and office facilities were ¥121,553 million, ¥73,226 million and ¥75,381 million, respectively, and lease liabilities in other liabilities were ¥266,790 million as of March 31, 2020. The impact of the adoption of these updates has resulted in a gross up of revenues and expen
s
es
of
 certain lessor costs, such as property taxes and insurance cos ts
. The effect of the adoption of
these
update
s
on the Company and its subsidiaries’ results of operation was an
increase
in
finance revenues
by
¥19,953 million,
an
increase
in
revenues
from
operating leases
by
¥24,157 million,
an
increase
in
costs of operating leases
by
¥24,159 million and
an
increase
in
other (income) and expense
by
¥19,952 million in the consolidated statement of income
for the
fiscal
year
. In the consolidated statements of cash flows, cash receipts from lessor’s finance leases have been reclassified from principal payments received under direct financing leases of cash flows from investing activities to principal payments received under net investment in leases of cash flows from operating activities.
In June 2016, Accounting Standards Update
2016-13
(“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued, and related amendments were issued thereafter. These updates significantly change how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of these updates. These updates also make targeted amendments to the current impairment model for available-for-sale
debt securities. These updates are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments in these updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted for fiscal year beginning after December 15, 2018, including interim periods within the fiscal year. The Company and its subsidiaries will adopt these updates on April 1, 2020. Based on the Company and its subsidiaries’ assessment and best estimates to date, the allowance for credit losses for financial assets such as installment loans, net investment in leases and off-balance-sheet
credit exposures such as financial guarantees and loan commitments are expected to increase due to the changes of the measurement of the allowance for credit losses. The effect of the adoption of these
u
pdates on the Company and its subsidiaries’ financial position at the adoption date will be an increase of approximately ¥32,000 million in the allowance for credit losses for financial assets, an increase of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
approximately ¥29,000 million in other liabilities related to off-balance sheet credit exposures and a decrease of approximately ¥44,000 million in  retained earnings in the consolidated balance sheets as of April 1, 2020. The Company and its subsidiaries continue to improve internal controls relevant to the new current expected credit loss model. The Company and its subsidiaries will expand their disclosures that are required by these updates, primarily regarding credit quality information and estimates of the allowance for credit losses.

In January 2017, Accounting Standards Update
2017-04
(“Simplifyin
g
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
In August 2017, Accounting Standards Update
2017-12
(“Targeted Improvements to Accounting for Hedging Activities”—ASC 815 (“Derivatives and Hedging”)) was issued, and related amendments were issued thereafter. These updates change the recognition and presentation requirements of hedge accounting including eliminating the requirements to separately measure and report hedge ineffectiveness and presenting the entire change in the fair value of the hedging instrument that affects earnings in the same income statement line as the hedged item. The Company and its subsidiaries adopted these updates on April 1, 2019. The adoption of these updates had no material effect on the Company and its subsidiaries’ results of operations or financial position.
In August 2018, Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and related amendments which defer the effective date by one year were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, these updates are applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt these updates on April 1, 2022. The Company and its subsidiaries are currently evaluating the effect that the adoption of these updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these updates.

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
In December 2019, Accounting Standards Update
2019-12
(“Simplifying the Accounting for Income Taxes”—ASC 740 (“Income Taxes”)) was issued. This update removes the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary, and other exceptions. This update also simplifies certain other elements of the accounting for the income taxes. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 and early adoption is permitted. The income tax simplifications related to changes in ownership of foreign equity method investments and foreign subsidiaries shall be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The other amendments in this update shall be applied on a retrospective basis to all periods presented, on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption, or on a prospective basis. The Company and its subsidiaries will adopt this update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In January 2020, Accounting Standards Update 2020-01 (“Clarifying the Interactions between Equity Securities, Equity Method and Joint Ventures, and Derivatives and Hedging” —ASC 321 (“Investments-Equity Securities”), ASC 323 (“Investments-Equity Method and Joint Ventures), and ASC 815 (“Derivatives and Hedging)) was issued. This update clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with ASC 321 (“Investments-Equity Securities”) immediately before applying or upon

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
discontinuing the equity method. This update also clarifies the scope of considerations for forward contracts and purchased options on certain securities that do not meet the definition of a derivative. This update is effective prospectively for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, and early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In March 2020, Accounting Standards Update 2020-04 (“Facilitation of the Effects of Reference Rate Reform on Financial Reporting”—ASC 848 (“Reference Rate Reform”)) was issued. This update provides companies with optional expedients and exceptions for applying generally accepted accounting principles to contract, hedging relationships and other transactions that reference London Interbank Offered Rate or another reference rate expected to be discontinued because of reference rate reform. This update is effective as of March 12, 2020 through December 31, 2022. We are currently in the process of identifying the potential effect on the Company and its subsidiaries’ results of operations or financial position by the adoption of this update.
(ah) Reclassifications
Revenues from financial guarantees presented in the consolidated statements of income have been changed from “Services income” to “Finance revenues” starting from fiscal 2019.
This change aims to reflect revenue structure of the Company and its subsidiaries more appropriately accompanying the adoption of ASC 606 (“Revenue from Contracts with Customers”). Corresponding to this change, the presented amount in the consolidated statements of income for fiscal 2018 has also been reclassified retrospectively to conform to the presentation for fiscal 2019.
In the Company’s consolidated statements of income for fiscal 2018, “Services income” in the amount of ¥14,148 million has been reclassified to “Finance revenues.”
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 and 2020:
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
March 31, 2020

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥90,893	¥0	¥90,893	¥0
Trading debt securities	7,431	0	7,431	0
Available-for-sale debt securities:	1,631,185	21,490	1,521,342	88,353
Japanese and foreign government bond securities*2	653,945	3,301	650,644	0
Japanese prefectural and foreign municipal bond securities	250,355	0	247,523	2,832
Corporate debt securities*3	596,477	18,189	574,294	3,994
CMBS and RMBS in the Americas	48,672	0	48,672	0
Other asset-backed securities and debt securities	81,736	0	209	81,527
Equity securities*4*5	375,174	58,400	232,873	83,901
Derivative assets:	39,690	202	20,258	19,230
Options held/written and other	21,346	0	2,116	19,230
Futures, foreign exchange contracts	13,265	202	13,063	0
Foreign currency swap agreements	5,079	0	5,079	0
Netting*6	(9,152)	0	0	0
Net derivative assets	30,538	0	0	0
Other assets:	18,206	0	0	18,206
Reinsurance recoverables*7	18,206	0	0	18,206

Total	¥2,162,579	¥80,092	¥1,872,797	¥209,690

Liabilities:
Derivative liabilities:	¥73,649	¥2,471	¥71,178	¥0
Interest rate swap agreements	44,002	0	44,002	0
Options held/written and other	20,004	0	20,004	0
Futures, foreign exchange contracts	9,506	2,471	7,035	0
Foreign currency swap agreements	137	0	137	0
Netting*6	(9,152)	0	0	0
Net derivative Liabilities	64,497	0	0	0
Policy Liabilities and Policy Account Balances:	300,739	0	0	300,739
Variable annuity and variable life insurance contracts*8	300,739	0	0	300,739

Total	¥374,388	¥2,471	¥71,178	¥300,739

*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income were a loss of

¥
663 million, gains of ¥401 million and ¥5,220
million from the change in the fair value of the loans for fiscal 2018, 2019 and 2020,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
respectively. No gains or losses were recognized in earnings during fiscal 2018, 2019 and 2020 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2019, were ¥37,865 million and ¥38,671 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥806 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2020, were ¥84,906 million and ¥90,893 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥5,987 million. As of March 31, 2019 and 2020, there were no loans that are 90 days or more past due or, in non-accrual
status.
*2	A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥12 million, ¥19 million and ¥8 million from the change in the fair value of those investments for fiscal 2018, 2019 and 2020, respectively. The amounts of aggregate fair value elected the fair value option were ¥420 million and ¥780 million as of March 31, 2019 and 2020, respectively.
*3	A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥181 million, gains of ¥784 million and ¥210 million from the change in the fair value of those investments for fiscal 2018, 2019 and 2020, respectively. The amounts of aggregate fair value elected the fair value option were ¥21,136 million and ¥18,189 million as of March 31, 2019 and 2020, respectively.
*4	Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥1,456 million, ¥1,141 million and ¥1,225 million from the change in the fair value of those investments for fiscal 2018, 2019 and 2020, respectively. The amounts of aggregate fair value elected the fair value option were ¥5,811 million and ¥6,326 million as of March 31, 2019 and 2020, respectively.
*5	The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥12,100 million and ¥11,631 million as of March 31, 2019 and 2020, respectively.
*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7	Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥12,449 million and ¥18,206 million as of March 31, 2019 and 2020, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings for fiscal 2018, 2019 and 2020, see Note 26 “Life Insurance Operations.”
*8	Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held
.
The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥360,198 million and ¥300,739 million as of March 31, 2019 and 2020, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings for fiscal 2018, 2019 and 2020, see Note 26 “Life Insurance Operations.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in fiscal 2018, 2019 and 2020:
2018

	Millions of yen
	Balance at April 1, 2017	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2018	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2018*1
		Included in earnings*1	Included in other comprehensive income*2	Total

Available-for-sale securities	¥124,516	¥3,690	¥(5,717)	¥(2,027)	¥79,925	¥(37,942)	¥(43,555)	¥0	¥120,917	¥(35)
Corporate debt securities	1,618	0	2	2	2,050	0	(633)	0	3,037	0
CMBS and RMBS in the Americas	57,858	1,664	(3,248)	(1,584)	1,858	(3,347)	(18,775)	0	36,010	(97)
Other asset-backed securities and debt securities	65,040	2,026	(2,471)	(445)	76,017	(34,595)	(24,147)	0	81,870	62
Other securities	27,801	4,169	(1,976)	2,193	26,991	(19,106)	0	0	37,879	4,274
Investment funds	27,801	4,169	(1,976)	2,193	26,991	(19,106)	0	0	37,879	4,274
Derivative assets and liabilities (net)	5,233	(3,356)	0	(3,356)	2,024	0	(1,610)	0	2,291	(3,356)
Options held/written and other	5,233	(3,356)	0	(3,356)	2,024	0	(1,610)	0	2,291	(3,356)
Other asset	22,116	(11,191)	0	(11,191)	5,385	0	(1,302)	0	15,008	(11,191)
Reinsurance recoverables*5	22,116	(11,191)	0	(11,191)	5,385	0	(1,302)	0	15,008	(11,191)
Policy Liabilities and Policy Account Balances	605,520	(19,265)	0	(19,265)	0	0	(180,775)	0	444,010	(19,265)
Variable annuity and variable life insurance contracts*6	605,520	(19,265)	0	(19,265)	0	0	(180,775)	0	444,010	(19,265)

*1
Principally, gains and losses from available-for-sale securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; other securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale securities, amortization of interest recognized in finance revenues is included in these columns.

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

NOTES
TO
CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
2019

	Millions of yen
	Balance at April 1, 2018	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2019	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2019*1
		Included in earnings*1	Included in other comprehensive income*2	Total

Available-for-sale debt securities	¥120,917	¥1,912	¥2,020	¥3,932	¥44,163	¥(23,241)	¥(27,221)	¥(18,103)	¥100,447	¥268
Japanese prefectural and foreign municipal bond securities	0	(553)	136	(417)	0	0	0	3,305	2,888	0
Corporate debt securities	3,037	0	4	4	3,100	0	(981)	1,998	7,158	0
CMBS and RMBS in the Americas	36,010	1,034	546	1,580	1,304	(6,711)	(8,777)	(23,406)	0	0
Other asset-backed securities and debt securities	81,870	1,431	1,334	2,765	39,759	(16,530)	(17,463)	0	90,401	268
Equity securities	37,879	4,443	578	5,021	37,871	(1,080)	(18,498)	0	61,193	4,192
Investment funds	37,879	4,443	578	5,021	37,871	(1,080)	(18,498)	0	61,193	4,192
Derivative assets and liabilities (net)	2,291	2,981	0	2,981	0	0	0	0	5,272	2,981
Options held/written and other	2,291	2,981	0	2,981	0	0	0	0	5,272	2,981
Other asset	15,008	(5,483)	0	(5,483)	3,572	0	(648)	0	12,449	(5,483)
Reinsurance recoverables*5	15,008	(5,483)	0	(5,483)	3,572	0	(648)	0	12,449	(5,483)
Policy Liabilities and Policy Account Balances	444,010	7,874	321	8,195	0	0	(75,617)	0	360,198	7,874
Variable annuity and variable life insurance contracts*6	444,010	7,874	321	8,195	0	0	(75,617)	0	360,198	7,874

2020

	Millions of yen
										Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2020*1
	Balance at April 1, 2019	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2020
		Included in earnings *1	Included in other comprehensive income*2	Total
Available-for-sale debt securities	¥100,447	¥1,291	¥(13,721)	¥(12,430)	¥41,270	¥(3,925)	¥(34,018)	¥(2,991)	¥88,353	¥131
Japanese prefectural and foreign municipal bond securities	2,888	0	(56)	(56)	0	0	0	0	2,832	0
Corporate debt securities	7,158	0	(8)	(8)	900	0	(1,065)	(2,991)	3,994	0
Other asset-backed securities and debt securities	90,401	1,291	(13,657)	(12,366)	40,370	(3,925)	(32,953)	0	81,527	131
Equity securities	61,193	8,197	(1,641)	6,556	31,725	(10,108)	(5,465)	0	83,901	8,033
Investment funds	61,193	8,197	(1,641)	6,556	31,725	(10,108)	(5,465)	0	83,901	8,033
Derivative assets and liabilities (net)	5,272	10,402	(192)	10,210	3,748	0	0	0	19,230	10,402
Options held/written and other	5,272	10,402	(192)	10,210	3,748	0	0	0	19,230	10,402
Other asset	12,449	2,937	0	2,937	3,053	0	(233)	0	18,206	2,937
Reinsurance recoverables*5	12,449	2,937	0	2,937	3,053	0	(233)	0	18,206	2,937
Policy Liabilities and Policy Account Balances	360,198	4,802	1,215	6,017	0	0	(53,442)	0	300,739	4,802
Variable annuity and variable life insurance contracts*6	360,198	4,802	1,215	6,017	0	0	(53,442)	0	300,739	4,802

*1	Principally, gains and losses from
available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.
*2	Unrealized gains and losses from
available-for-sale
debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”
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
There were no transfers in or out of Level 3 in fiscal 2018.
In fiscal 2019, Japanese prefectural and foreign municipal bond securities totaling ¥3,305 million were transferred from Level 2 to Level 3, since the valuation techniques to measure fair value of a certain foreign municipal bond security has been changed to discounted cash flows methodologies using unobservable inputs. The change of the valuation techniques is due to judgement that the Company and its subsidiaries cannot rely on price quotations from independent pricing service vendors and brokers considering deterioration of estimated cash flows from the security. In addition, CMBS and RMBS in Americas totaling ¥23,406 million were transferred from Level 3 to Level 2, since the inputs such as trading price and/or bid price became observable due to the market returning to active. In fiscal 2020, corporate debt securities totaling ¥2,991 million were transferred from Level 3 to Level 2, since the inputs became observable.
The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during fi
s
cal
 2019 and 2020. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
2019

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥3,839	¥0	¥3,839	¥0
Real estate collateral-dependent loans (net of allowance for probable loan losses)	6,630	0	0	6,630
Investment in operating leases and property under facility operations	12,901	0	0	12,901
Certain investments in affiliates	2,897	0	0	2,897

	¥26,267	¥0	¥3,839	¥22,428

2020
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥4,823	¥0	¥0	¥4,823
Real estate collateral-dependent loans (net of allowance for probable loan losses)	12,557	0	0	12,557
Investment in operating leases and property under facility operations	5,731	0	1,193	4,538
Certain investments in affiliates	11,213	8,741	0	2,472

	¥34,324	¥8,741	¥1,193	¥24,390

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.
Loans held for sale
Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale.
The loans held for sale in the Americas are classified as Level 2, if the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread. The loans held for sale in the Americas are classified as Level 3, if the Company and its subsidiaries measure their fair value based on discounted cash flow methodologies using inputs that are unobservable in the market.

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
Movable properties owned by a certain subsidiary are classified as Level 2, because fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets.
Trading debt securities and
available-for-sale
debt securities
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models such as discounted cash flow methodologies and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant benchmark indices.
The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask
spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal
market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities, the Company and its subsidiaries classified these securities that were measured at fair value based on the observable inputs such as trading price and/or bit price as Level 2. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities.
Equity securities and investment in affiliates
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, a certain overseas subsidiary measures its investments held by the investment companies which are owned by the subsidiary at fair value. These investment funds and certain investments in affiliates are classified as Level 3, because fair value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, and broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 and 2020.

	March 31, 2019
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,888	Discounted cash flows	Discount rate	8.5%
				(8.5%)
Corporate debt securities	2,162	Discounted cash flows	Discount rate	0.1% – 1.3%
				(0.8%)
	4,996	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	23,651	Discounted cash flows	Discount rate	0.2% – 51.2%
				(8.3%)
			Probability of default	0.6% – 1.6%
				(0.8%)
	66,750	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	6,012	Internal cash flows	Discount rate	0.0% – 65.0%
				(11.3%)
	32,702	Discounted cash flows	Discount rate	3.8% – 17.0%
				(14.1%)
	22,479	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	5,005	Discounted cash flows	Discount rate	0.0% – 15.0%
				(8.6%)
	267	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	12,449	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 24.0%
				(16.2%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(99.9%)

Total	¥179,361

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥360,198	Discounted cash flows	Discount rate	(0.1)% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 54.0%
				(16.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(80.3%)

Total	¥360,198

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2020
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,832	Discounted cash flows	Discount rate	8.5%
				(8.5%)
Corporate debt securities	1,995	Discounted cash flows	Discount rate	0.4% – 2.5%
				(0.8%)
	1,999	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	20,582	Discounted cash flows	Discount rate	1.0% – 51.2%
				(12.1%)
			Probability of default	1.9%
				(1.9%)
	60,945	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	5,714	Internal cash flows	Discount rate	0.0%
				(0.0%)
	54,898	Discounted cash flows	WACC	7.6% – 19.1%
				(16.5%)
			EV/Terminal EBITDA multiple	7.0x – 11.9x
				( 9.3x )
		Market multiples	EV/Last twelve months EBITDA multiple	7.5x – 11.8x
				( 9.4x )
			EV/Forward EBITDA multiple	6.5x – 10.3x (8.4x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.5x – 12.1x (9.5x)
	23,289	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	19,170	Discounted cash flows	Discount rate	12.0% – 33.0%
				(14.4%)
	60	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	18,206	Discounted cash flows	Discount rate	(0.2)% – 0.6%
				(0.2%)
			Mortality rate	0.0% – 100.0%
				(1.4%)
			Lapse rate	1.5% – 14.0%
				(7.1%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(100.0%)

Total	¥209,690

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥300,739	Discounted cash flows	Discount rate	(0.2)% – 0.6%
				(0.2%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 30.0%
				(6.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(80.9%)

Total	¥300,739

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during fiscal 2019 and 2020.

	2019
	Millions of yen		Significant unobservable inputs	Range (Weighted average)
	Fair value	Valuation technique(s)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥6,630	Direct capitalization	Capitalization rate	5.8% – 8.2%
				((6.3%)
		Appraisals	—	—
Investment in operating leases and property under facility operations	2,345	Discounted cash flows	Discount rate	7.3%
				((7.3%)
	10,556	Appraisals	—	—
Certain investments in affiliates	334	Business enterprise value multiples	—	—
		Discounted cash flows	Discount rate	14.0%
				((14.0%)
	2,563	Appraisals	—	—

	¥22,428

	2020
	Millions of yen		Significant unobservable inputs	Range (Weighted average)
	Fair value	Valuation technique(s)
Assets:
Loans held for sale	¥4,823	Discounted cash flows	Discount rate	5.7% – 7.7%
				(6.8)%
Real estate collateral-dependent loans (net of allowance for probable loan losses)	12,557	Direct capitalization	Capitalization rate	5.6% – 7.0%
				((6.0%)
		Appraisals	—	—
Investment in operating leases and property under facility operations	302	Direct capitalization	Capitalization rate	4.3%
				(4.3)%
		Discounted cash flows	Discount rate	4.1%
				(4.1)%
	4,236	Appraisals	—	—
Certain investments in affiliates	359	Discounted cash flows	WACC	14.0%
				(14.0%)
		Market multiples	EV/Precedent transaction last twelve months EBITDA multiple	7.0x (7.0x)
			EV/Precedent transaction three year average EBITDA multiple	7.0x (7.0x)
	2,113	Appraisals	—	—

	¥24,390

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
During fiscal 2020, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥190,119 million, which was paid mainly in cash. Goodwill initially recognized in these transactions amounted to ¥46,522 million and the goodwill is not deductible for income tax purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥20,437 million. The Company reflected certain preliminary estimates with respect to the fair value of certain components of the underlying net assets of these entities in determining amounts of the goodwill. The amount of the goodwill and intangible assets could possibly be adjusted because certain of these acquisitions were made near the fiscal year-end
and the purchase price allocations have not been completed yet with respect to the final valuation of acquired intangible assets among others. The acquisitions were included in Overseas Business segment and Investment and Operation segment.
The company did not recognize any bargain purchase gain during fiscal 2018 and 2019. As a result of the reassessment of the provisional purchase price allocation during fiscal
 2020, the Company recognized bargain purchase gains of ¥955 million associated with two of its acquisitions executed during fiscal 2019. The bargain purchase gains were included in Corporate Financial Services segment.
The segment in which goodwill is allocated is disclosed in Note 16 “Goodwill and Other Intangible Assets.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
(2) Divestitures
Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2018, 2019 and 2020 amounted to ¥49,203 million, ¥33,314 million and ¥74,001 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2018 mainly consisted of ¥30,176 million in Investment and Operation segment, ¥15,408 million in Overseas Business segment, ¥2,028 million in Corporate Financial Services segment and ¥1,604 million in Real Estate segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2019 mainly consisted of ¥23,513 million in Overseas Business segment, ¥8,025 million in Real Estate segment and ¥1,220 million in Maintenance Leasing segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2020 mainly consisted of ¥39,663 million in Overseas Business segment, ¥17,995 million in Investment and Operation segment and ¥16,223 million in Real Estate segment.

During fiscal
2020, the
 Company sold ORIX Living Corporation (hereinafter, “ORIX Living”, which was a consolidated subsidiary of the Company and has changed its name to GOOD TIME LIVING Corporation on August 30, 2019). Gains on the sale of the subsidiary were included in Real Estate segment. Because the Company has determined to sell the subsidiary during fiscal 2019, the assets or debts of the subsidiary were mainly recognized as property under facility operations of ¥42,595 million and other liabilities of ¥23,078 million, which were classified as held for sale, in the Company’s consolidated balance sheets as of March 31, 2019. Neither gain nor loss was recognized as the related assets and liabilities were classified as held for sale. These related assets and liabilities were included in Real Estate segment.
4. Revenues from Contracts with Customers
The following table provides information about revenues from contracts with customers, and other sources of revenue in fiscal 2019 and 2020. For further information about sales of goods, real estate sales and services income in fiscal 2018, see Note 5 “Sales of Goods and Real Estate Sales and Services Income.”

	Millions of yen
	2019	2020
Goods or services category
Sales of goods	¥462,029	¥287,558
Real estate sales	134,136	118,953
Asset management and servicing	191,820	181,851
Automobile related services	78,723	77,987
Facilities operation	104,005	69,297
Environment and energy services	132,243	141,532
Real estate management and brokerage	103,062	104,110
Real estate contract work	82,217	88,966
Other	107,341	104,059

Total revenues from contracts with customers	¥1,395,576	¥1,174,313
Other revenues*	19,383	8,210

Total sales of goods and real estate and services income	¥1,414,959	¥1,182,523

*	Other revenues are not in the scope of revenue from contracts with customers.

NOTES TO CONSOLIDATED
FINANCIAL
STATEMENTS
—(Continued)
ORIX Corporation and Subsidiaries
The following table provides information about costs of goods sold and real estate sold and services expense in fiscal 2019 and 2020. For further information about costs of goods sold, costs of real estate sold and services expenses in fiscal 2018, see Note 5 “Sales of Goods and Real Estate Sales and Services Income.”

	Millions of yen
	2019	2020
Goods or services category
Costs of goods sold	¥419,001	¥247,036
Costs of real estate sold	116,260	106,970
Asset management and servicing	44,107	37,808
Automobile related services	47,859	48,579
Facilities operation	95,207	66,163
Environment and energy services	105,414	110,899
Real estate management and brokerage	94,869	94,119
Real estate contract work	71,958	76,983
Other	48,906	49,363

Total expenses of costs of goods and real estate sold and services expenses	¥1,043,581	¥837,920

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. In transaction that third party concerns, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financing component in considerations on transactions.
For further information about breakdowns of revenues disaggregated by goods or services category and geographical location by segment, see Note 34 “Segment Information.”
Revenue recognition criteria on each goods or services category are mainly as follows:
Sales of goods
The Company and its subsidiaries sell various goods such as precious metals, medical equipment, business management software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.
Real estate sales
Certain subsidiaries are involved in condominium business. Revenues from sale of detached houses and residential condominiums are recognized when the real estate is delivered to customers.
Asset management and servicing
Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are not in the scope of revenue from contracts with customers. These fees are accounted for servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.
Automobile related services
Certain subsidiaries mainly provide automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Facilities operation
The Company and its subsidiaries are running hotels, Japanese inns, training facilities, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume the benefits provided by the performance as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of a multipurpose dome, a certain subsidiary receives payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations included in services income are not in the scope of revenue from contracts with customers due to the gains are transfers of nonfinancial assets to counterparties that are not our customers.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
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
Real estate contract work
Certain subsidiaries offer repair and contract work for condominiums, office buildings, and facilities, and other, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers’ control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize contract assets regarding a part of performance obligations that the subsidiaries performed, and the amounts are reported in other assets on the consolidated balance sheets. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Other
The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows;
Maintenance services of software, measurement equipment and other:
Certain subsidiaries offer
business management
software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume the benefits provided by the performance as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Fee business:
The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The following table provides information about balances from contracts with customers as of March 31, 2019 and 2020.

	Millions of yen
	March 31, 2019	March 31, 2020
Trade Notes, Accounts and Other Receivable	¥161,884	¥165,676
Contract assets (Included in Other Assets)	2,277	3,811
Contract liabilities (Included in Other Liabilities)	45,371	32,805
For fiscal 2019 and 2020, there were no significant changes in contract assets. For fiscal 2019, there were no
significant changes in contract liabilities. For fiscal 2020, contract liabilities decreased due to deconsolidation of contract liabilities of ¥14,342 million related to facilities operation caused by the sale of ORIX Living.
For fiscal 2019, revenue amounted to ¥38,905 million was included in contract liabilities as of the beginning of the previous fiscal year. For fiscal 2020, revenue amounted to ¥31,908 million was included in contract liabilities as of the end of the previous fiscal year.
As of March 31, 2020, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, real estate sales and amounted to ¥137,320 million. Remaining term for the obligations ranges up to 15 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.
As of March 31, 2019 and 2020, assets recognized from the costs to obtain or fulfill contracts with customers were not material.
5. Sales of Goods and Real Estate Sales and Services Income
The following table provides information about sales of goods and real estate and costs of goods and real estate sold in fiscal 2018. For further information about sales of goods, real estate sales, costs of goods sold and costs of real estate sold in fiscal 2019 and 2020, see Note 4 “Revenues from Contracts with Customers.”

Millions of yen
2018
Sales of goods	¥954,807
Real estate sales	124,245

Sales of goods and real estate	¥1,079,052

Costs of goods sold	¥896,515
Costs of real estate sold	106,994

Costs of goods and real estate sold	¥1,003,509

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Revenue recognition criteria on each goods are the followings:
Sales of goods and real estate
—
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
(
2) Real estate sales
Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.
The following table provides information about services income and services expense in fiscal 2018. For further information about services income and services expense in fiscal 2019 and 2020, see Note 4 “Revenues from Contracts with Customers.”

Millions of yen
2018
Revenues from asset management and servicing	¥213,667
Revenues from automobile related business	73,095
Revenues from facilities operation related business	104,187
Revenues from environment and energy business	112,821
Revenues from real estate management and contract work	183,243
Other	93,897

Services income	¥780,910

Expenses from asset management and servicing	¥49,848
Expenses from automobile related business	44,599
Expenses from facilities operation related business	90,623
Expenses from environment and energy business	89,278
Expenses from real estate management and contract work	166,487
Other	41,961

Services expense	¥482,796

Revenue recognition criteria on services category are mainly the followings:
Services income
—
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
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
6. Cash Flow Information
The following table provides information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of March 31, 2019 and 2020, respectively.

	Millions of yen
	2019	2020
Cash and Cash Equivalents	¥1,161,032	¥982,666
Restricted Cash	122,548	152,618

Cash, Cash Equivalents and Restricted Cash	¥1,283,580	¥1,135,284

Cash payments during fiscal 2018, 2019 and 2020 are as follows:

	Millions of yen
	2018	2019	2020
Cash payments:
Interest	¥75,013	¥92,424	¥99,788
Income taxes, net	181,854	67,065	124,236
Non-cash
activities in fiscal 2018, 2019 and 2020 are as follows.
In fiscal 2018 and 2019, real estate under operating leases of ¥226 million and ¥1,373 million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral. In fiscal 2019, property under facility operations of ¥28 million was recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral. In fiscal 2019 and 2020, other assets of ¥320 million and ¥29 million, respectively, were recognized
with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
In fiscal 2018, assets and liabilities decreased by ¥4,313 million and ¥2,304 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of installment loans, and the derecognized liabilities mainly consist of long-term debt. In fiscal 2019, assets and liabilities decreased by ¥12,805 million and ¥12,265 million
,
in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of installment loans and property under facility operations, and the derecognized liabilities mainly consist of long-term debt. In fiscal 2020, assets and liabilities decreased by ¥1,281 million and ¥33 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of other liabilities. Derecognition of these assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions.
On April 1, 2019, the Company and its subsidiaries adopted New Lease Standard, which resulted in a gross up of ROU assets and corresponding lease liabilities. ROU assets obtained in exchange for lease liabilities were not included in cash flows from investing activities or financing activities because they did not involve cash transactions. For further information, see Note 1 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements” and Note 7 “Leases.”
7. Leases
(1) Lessor
Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estate. Net investment in leases includes sales-type leases and direct-financing leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. Sales-type leases and direct financing leases are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized on an equality over the lease term. In providing leasing services, the Company and its subsidiaries execute supplemental businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensation for those lessor costs received from lessees are recognized as variable lease payments in finance revenues or operating lease revenues.
Some of the contracts include options to extend or to terminate the lease. The Company and its subsidiaries determine the lease term while taking such periods covered by options into account when determined the lease term when it is reasonably certain that it will exercise these options. The majority of the lease contracts do not contain bargain purchase options for customers.
The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. The estimated unguaranteed residual value is determined based on market value of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery
being experienced for similar used equipment. The Company and its subsidiaries may incur losses if the estimated residual amounts are unable to collect or need to recognize valuation losses when the estimates differ from actual trends in equipment valuation and the secondhand market. The risk of loss on leased assets relating to the estimated unguaranteed residual value of the leased assets is monitored through projections of the estimated unguaranteed residual value at lease origination and periodic review of estimated unguaranteed residual value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Initial direct costs of sales-type leases and direct financing leases are mainly being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as net investment in leases. Initial direct costs of operating leases are mainly
being deferred and amortized as a straight-line basis over the life of the related lease. The unamortized balance of initial direct costs is reflected as investment in operating leases.
When auto leases are bundled with maintenance contracts, considerations on contracts are allocated based upon the estimated standalone selling prices of the lease and non-lease
components. Lease components generally include product and financing cost, and non-lease
components generally consist of maintenance contracts.
A
c
ertain subsidiary is providing automobile related services, and applying practical expedients, to not separate non-lease
components from the associated lease components. In this service, ASC 606 is applied to the entire contract because the consideration related to non-lease
components accounts for the majority of contract consideration. Revenues from these operations are recognized over the customers’ usage period of the services, since customers simultaneously receive and consume the benefits when the performance obligations are satisfied. The value transferred to customers is directly measured based on the usage period.
Lease income for fiscal 2020 is as follows:

Millions of yen
Fiscal Year ended March 31, 2020
Lease income – net investment in leases
Interest income	¥72,663
Other	2,412
Lease income – operating leases*	430,665

Total lease income	¥505,740

*	Gains from the disposition of real estate under operating leases included in operating lease revenues are ¥30,154 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues are ¥20,918 million for fiscal year 2020.
Lease income from net investment in leases is included in finance revenues in the consolidated
statements of income. Gains and losses from the disposition of net investment in leases were not material for fiscal 2020.
Net investment in leases at March 31, 2020 consists of the following:

Millions of yen
March 31, 2020
Lease receivables	¥1,049,409
Unguaranteed residual value	27,868
Initial direct costs	3,687

Total	¥1,080,964

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Investment in operating leases at March 31, 2020 consists of the following:

Millions of yen
March 31, 2020
Transportation equipment	¥1,305,908
Measuring and information-related equipment	287,301
Real estate	305,981
Other	32,119

1,931,309
Accumulated depreciation	(678,245)

Net	1,253,064
Right-of-use assets (operating leases)	121,553
Accrued rental receivables	25,384

Total	¥1,400,001

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2020 are as follows:

Millions of yen
Fiscal Year ended March 31, 2020
Depreciation expenses	¥209,586
Various expenses	80,018

Total	¥289,604

Remaining lease receivables of net investment in leases (including residual value guarantees) range up to 29 years at March 31, 2020. Remaining lease receivables of the operating lease contracts range up to 61 years at March 31, 2020. At March 31, 2020, the amounts due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	Net investment in leases	Operating leases
2021	¥411,013	¥289,277
2022	297,692	194,257
2023	197,792	130,752
2024	120,602	83,242
2025	68,894	48,525
Thereafter	82,385	126,200

Total lease payments	1,178,377	¥872,253

Less imputed interest	(128,968)

Total lease receivables	¥1,049,409

(2) Lessee
The Company and its subsidiaries determine if an arrangement is a lease at inception of each contract. The Company and its subsidiaries have operating and finance leases for various assets including lands, office

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
buildings, employees’ accommodations, and vehicles. Some of the lease arrangements include options to extend or terminate lease term. The Company and its subsidiaries determine the lease term while taking such options into account when determined the lease term when it is reasonably certain that it will exercise these options. The Company and its subsidiaries’ lease arrangements do not contain material residual value guarantees or material restrictive covenants. As a rate implicit in most
of
the
leases cannot be readily determinable, the Company and its subsidiaries use incremental borrowing rate based on the information available at commencement to determine the present values of lease payments.
The component of lease expense for fiscal 2020 are as follows:

Millions of yen
Year ended March 31, 2020
Finance lease cost
Depreciation expenses of right-of-use assets	¥743
Interest expenses of lease liabilities	302

1,045

Operating lease cost	42,427
Short-term lease cost	2,633
Variable lease cost	948
Sublease income	(3,688)

Total	¥43,365

Supplemental cash flow information related to leases for fiscal 2020 are as follows:

	Millions of yen
	Year Ended March 31, 2020
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥302	¥44,610
Cash flows from financing activities	494	0

Right-of-use assets obtained in exchange for lease liabilities:	¥531	¥39,775

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Supplemental balance sheet information related to lessee leases at March 31, 2020 are as follows:

	Millions of yen, except lease term and discount rate
	March 31, 2020
	Finance leases	Operating leases
Investment in Operating Leases	¥0	¥121,553
Property under Facility Operations	2,241	73,226
Office Facilities	8	75,381

Total right-of-use assets	2,249	270,160

Other Liabilities	2,840	266,790

Total lease liabilities	¥2,840	¥266,790

Weighted average remaining lease term	9years	13years

Weighted average discount rate	3.01%	1.08%

At March 31, 2020, the amounts of lease liabilities related to lessee leases due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	Finance leases	Operating leases
2021	¥485	¥45,303
2022	484	30,701
2023	482	26,884
2024	477	23,861
2025	473	21,649
Thereafter	848	135,909

Total lease payments	3,249	284,307

Less imputed interest	(409)	(17,517)

Total lease liabilities	¥2,840	¥266,790

8. Investment in Direct Financing Leases
Investment in direct financing leases at March 31, 2019 consists of the following:

Millions of yen
2019
Total Minimum lease payments to be received	¥1,312,418
Less : Estimated executory costs	(60,787)
Minimum lease payments receivable	1,251,631
Estimated residual value	37,655
Initial direct costs	6,337
Unearned lease income	(139,991)

¥1,155,632

Included in finance revenues in the consolidated statements of income are direct financing leases revenues of ¥59,900 million and ¥58,246 million for fiscal 2018 and 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Gains and losses from the disposition of direct financing lease assets, which were included in finance revenues, were not material for fiscal 2018 and 2019.
For further information about net investment in
leases
for fiscal 2020, see Note 7 of “Leases.”
9. Investment in Operating Leases
Investment in operating leases at March 31, 2019 consists of the following:

Millions of yen
2019
Transportation equipment	¥1,304,925
Measuring and information-related equipment	266,436
Real estate	336,002
Other	31,152

1,938,515
Accumulated depreciation	(634,478)

Net	1,304,037
Accrued rental receivables	31,922

¥1,335,959

For fiscal 2018 and 2019, gains from the disposition of real estate under operating leases included in operating lease revenues are ¥16,383 million and ¥36,763 million, respectively, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues are ¥18,908 million and ¥26,120 million, respectively.
Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2018 and 2019 are as follows:

	Millions of yen
	2018	2019
Depreciation expenses	¥195,047	¥202,858
Various expenses	57,280	54,463

	¥252,327	¥257,321

For further information about investment in
operating
leases for fiscal 2020, see Note 7 of “Leases.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
10. Installment Loans
The composition of installment loans by domicile and type of borrower at March 31, 2019 and 2020 is as follows:

	Millions of yen
	2019	2020
Borrowers in Japan:
Consumer—
Real estate loans	¥1,560,832	¥1,842,131
Card loans	245,139	223,651
Other	32,962	32,618

	1,838,933	2,098,400

Corporate—
Real estate companies	288,851	300,984
Non-recourse loans	53,067	48,566
Commercial, industrial and other companies	266,675	255,309

	608,593	604,859

Overseas:
Real estate companies	104,883	250,195
Non-recourse loans	49,915	83,515
Commercial, industrial companies and other	658,930	690,299

	813,728	1,024,009
Purchased loans*	16,416	13,218

	¥3,277,670	¥3,740,486

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.
Generally, installment loans are made under agreements that require the borrower to provide collateral or guarantors.
At March 31, 2020, the contractual maturities of installment loans (except purchased loans) for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2021	¥579,065
2022	352,497
2023	350,778
2024	255,482
2025	247,876
Thereafter	1,941,570

Total	¥3,727,268

Revenues from installment loans which are included in finance revenues in the consolidated statements of income are ¥134,211 million, ¥148,863 million and ¥166,966 million for fiscal 2018, 2019 and 2020, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period. Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2019 and 2020 were ¥54,311 million and ¥127,194 million, respectively. There were ¥38,671 million and ¥90,893 million of loans held for sale as of March 31, 2019 and 2020, respectively, measured at fair value by electing the fair value option.
Purchased loans acquired by the Company and its subsidiaries are generally loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely and characterized by extended period of non-performance
by the borrower, and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥
16,416
 million and ¥
13,218
 million as of March
31
,
2019
and
2020
, respectively, and the fair value at the acquisition date of purchased loans acquired during fiscal
2019
and
2020
were ¥
4,716
 million and ¥
2,983
 million, respectively.
When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired, and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥3,658 million and ¥1,497 million as of March 31, 2019 and 2020, respectively.
Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2018, 2019 and 2020 are as follows:

	Millions of yen
	2018	2019	2020
Beginning balance	¥6,061	¥4,292	¥3,186
Provision (Reversal)	(539)	(331)	(24)
Charge-offs	(1,375)	(822)	(1,789)
Recoveries	152	126	77
Other*	(7)	(79)	8

Ending balance	¥4,292	¥3,186	¥1,458

*	Other includes foreign currency translation adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
11. Credit Quality of Financing Receivables and the Allowance for Credit Losses
The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financing receivable.
Allowance for credit losses—by portfolio segment
Credit quality of financing receivables—by class
•	Impaired loans
•	Credit quality indicators
•	Non-accrual and past-due financing receivables
Information about troubled debt restructurings—by class
A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and net investment in leases. Classes of financing receivables are determined
based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.
The following table provides information about the allowance for credit losses for fiscal 2018, 2019 and 2020:

	March 31, 2018
	Millions of yen
	Loans				Direct f inanc ing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥18,599	¥2,951	¥21,079	¥6,061	¥10,537	¥59,227
Provision (Reversal)	11,922	(173)	3,814	(539)	2,241	17,265
Charge-offs	(9,784)	(2,031)	(4,643)	(1,375)	(2,733)	(20,566)
Recoveries	657	—	260	152	32	1,101
Other*2	(198)	(59)	(2,103)	(7)	12	(2,355)

Ending balance	¥21,196	¥688	¥18,407	¥4,292	¥10,089	¥54,672

Individually evaluated for impairment	3,020	149	8,295	2,880	—	14,344
Not individually evaluated for impairment	18,176	539	10,112	1,412	10,089	40,328

Financing receivables:
Ending balance	¥1,739,173	¥73,305	¥974,058	¥18,933	¥1,194,888	¥4,000,357

Individually evaluated for impairment	18,911	3,745	19,385	5,101	—	47,142
Not individually evaluated for impairment	1,720,262	69,560	954,673	13,832	1,194,888	3,953,215

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
	March 31, 2019
	Millions of yen
	Loans				Direct f inanc ing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥21,196	¥688	¥18,407	¥4,292	¥10,089	¥54,672
Provision (Reversal)	12,400	213	5,919	(331)	4,324	22,525
Charge-offs	(13,115)	0	(4,080)	(822)	(2,413)	(20,430)
Recoveries	687	0	246	126	158	1,217
Other*3	27	18	170	(79)	(109)	27

Ending balance	¥21,195	¥919	¥20,662	¥3,186	¥12,049	¥58,011

Individually evaluated for impairment	3,372	166	8,276	1,917	0	13,731
Not individually evaluated for impairment	17,823	753	12,386	1,269	12,049	44,280

Financing receivables :
Ending balance	¥1,906,022	¥99,028	¥1,201,893	¥16,416	¥1,155,632	¥4,378,991

Individually evaluated for impairment	23,163	4,448	27,452	3,764	0	58,827
Not individually evaluated for impairment	1,882,859	94,580	1,174,441	12,652	1,155,632	4,320,164

	March 31, 2020
	Millions of yen
	Loans				Net investment in leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥21,195	¥919	¥20,662	¥3,186	¥12,049	¥58,011
Provision (Reversal)	12,254	903	7,988	(24)	3,304	24,425
Charge-offs	(13,723)	(1)	(6,548)	(1,789)	(2,859)	(24,920)
Recoveries	554	0	133	77	24	788
Other*3	262	(35)	(877)	8	(826)	(1,468)

Ending balance	¥20,542	¥1,786	¥21,358	¥1,458	¥11,692	¥56,836

Individually evaluated for impairment	3,602	228	8,950	667	0	13,447
Not individually evaluated for impairment	16,940	1,558	12,408	791	11,692	43,389

Financing receivables :
Ending balance	¥2,171,139	¥132,081	¥1,296,854	¥13,218	¥1,080,964	¥4,694,256

Individually evaluated for impairment	26,533	2,466	55,216	1,605	0	85,820
Not individually evaluated for impairment	2,144,606	129,615	1,241,638	11,613	1,080,964	4,608,436

Notes 1:	Loans held for sale are not included in the table above.

2:	New Lease Standard has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases.

*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
*2	Other mainly includes foreign currency translation adjustments and decrease in allowance related to sales of loans.

*3	Other mainly includes foreign currency translation adjustments.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:
•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired
loans, including loans that are not individually evaluated for impairment, and net investment in leases, the Company and its subsidiaries evaluate prior charge-off
experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off
experience as well as current economic conditions.
In common with all portfolio segments, a deterioration of debtors’
condition
may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off
experience. For loans to corporate other borrowers and net investment in leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off
experience in addition to the debtors’ creditworthiness.
The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and net investment in leases. Particularly for non-recourse
loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value
and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.
In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The following table provides information about the impaired loans as of March 31, 2019 and 2020:

	March 31, 2019
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1		¥17,593	¥17,521	¥0
Consumer borrowers		1,158	1,111	0
	Real estate loans	589	542	0
	Card loans	0	0	0
	Other	569	569	0
Corporate borrowers		16,329	16,304	0
Non-recourse loans	Japan	232	232	0
	The Americas	3,404	3,404	0
Other than Non-recourse loans	Real estate companies in Japan	47	47	0
	Real estate companies in overseas	840	840	0
	Commercial, industrial and other companies in Japan	975	950	0
	Commercial, industrial and other companies in overseas	10,831	10,831	0
Purchased loans		106	106	0
With an allowance recorded *2		41,234	40,234	13,731
Consumer borrowers		22,005	21,401	3,372
	Real estate loans	3,845	3,639	835
	Card loans	3,945	3,937	633
	Other	14,215	13,825	1,904
Corporate borrowers		15,571	15,175	8,442
Non-recourse loans	Japan	0	0	0
	The Americas	812	812	166
Other than Non-recourse loans	Real estate companies in Japan	1,493	1,480	419
	Real estate companies in overseas	0	0	0
	Commercial, industrial and other companies in Japan	6,129	5,748	3,703
	Commercial, industrial and other companies in overseas	7,137	7,136	4,154
Purchased loans		3,658	3,658	1,917

Total		¥58,827	¥57,755	¥13,731

Consumer borrowers		23,163	22,512	3,372

	Real estate loans	4,434	4,181	835

	Card loans	3,945	3,937	633

	Other	14,784	14,394	1,904

Corporate borrowers		31,900	31,479	8,442

Non-recourse loans	Japan	232	232	0

	The Americas	4,216	4,216	166

Other than Non-recourse loans	Real estate companies in Japan	1,540	1,527	419

	Real estate companies in overseas	840	840	0

	Commercial, industrial and other companies in Japan	7,104	6,698	3,703

	Commercial, industrial and other companies in overseas	17,968	17,967	4,154

Purchased loans		3,764	3,764	1,917

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2020
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1		¥36,528	¥36,524	¥0
Consumer borrowers		997	995	0
	Real estate loans	584	582	0
	Card loans	0	0	0
	Other	413	413	0
Corporate borrowers		35,423	35,421	0
Non-recourse loans	The Americas	1,705	1,705	0
Other than Non-recourse loans	Real estate companies in Japan	2,268	2,267	0
	Real estate companies in overseas	11,231	11,231	0
	Commercial, industrial and other companies in Japan	8,831	8,830	0
	Commercial, industrial and other companies in overseas	11,388	11,388	0
Purchased loans		108	108	0
With an allowance recorded *2		49,292	48,936	13,447
Consumer borrowers		25,536	25,316	3,602
	Real estate loans	5,178	5,162	817
	Card loans	3,932	3,924	632
	Other	16,426	16,230	2,153
Corporate borrowers		22,259	22,123	9,178
Non-recourse loans	The Americas	761	761	228
Other than Non-recourse loans	Real estate companies in Japan	1,233	1,219	374
	Real estate companies in overseas	1,260	1,260	486
	Commercial, industrial and other companies in Japan	3,649	3,527	2,371
	Commercial, industrial and other companies in overseas	15,356	15,356	5,719
Purchased loans		1,497	1,497	667

Total		¥85,820	¥85,460	¥13,447

Consumer borrowers		26,533	26,311	3,602

	Real estate loans	5,762	5,744	817

	Card loans	3,932	3,924	632

	Other	16,839	16,643	2,153

Corporate borrowers		57,682	57,544	9,178

Non-recourse loans	The Americas	2,466	2,466	228

Other than Non-recourse loans	Real estate companies in Japan	3,501	3,486	374

	Real estate companies in overseas	12,491	12,491	486

	Commercial, industrial and other companies in Japan	12,480	12,357	2,371

	Commercial, industrial and other companies in overseas	26,744	26,744	5,719

Purchased loans		1,605	1,605	667

Note:	Loans held for sale are not included in the table above.

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.

*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

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
The Company and its subsidiaries consider that loans to consumer borrowers, including real es
t
a
te
loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for fiscal 2018, 2019 and 2020:

	March 31, 2018
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥17,799	¥402	¥300
	Real estate loans	4,143	191	121
	Card loans	4,081	60	52
	Other	9,575	151	127
Corporate borrowers		30,661	204	196
Non-recourse loans	Japan	210	8	8
	The Americas	4,972	6	6
Other than Non-recourse loans	Real estate companies in Japan	3,549	52	52
	Real estate companies in overseas	2,108	1	—
	Commercial, industrial and other companies in Japan	10,698	136	129
	Commercial, industrial and other companies in overseas	9,124	1	1
Purchased loans		6,304	18	3

Total		¥54,764	¥624	¥499

	March 31, 2019
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥20,601	¥392	¥356
	Real estate loans	4,099	133	129
	Card loans	4,020	59	52
	Other	12,482	200	175
Corporate borrowers		25,381	289	276
Non-recourse loans	Japan	247	7	7
	The Americas	2,851	0	0
Other than Non-recourse loans	Real estate companies in Japan	1,606	38	38
	Real estate companies in overseas	876	0	0
	Commercial, industrial and other companies in Japan	5,943	106	95
	Commercial, industrial and other companies in overseas	13,858	138	136
Purchased loans		4,678	88	87

Total		¥50,660	¥769	¥719

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2020
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers		¥24,721	¥446	¥403
	Real estate loans	5,077	141	137
	Card loans	3,926	57	50
	Other	15,718	248	216
Corporate borrowers		37,103	121	119
Non-recourse loans	Japan	137	2	2
	The Americas	2,954	0	0
Other than Non-recourse loans	Real estate companies in Japan	1,621	30	30
	Real estate companies in overseas	5,785	0	0
	Commercial, industrial and other companies in Japan	6,754	76	75
	Commercial, industrial and other companies in overseas	19,852	13	12
Purchased loans		3,108	139	139

Total		¥64,932	¥706	¥661

Note:	Loans held for sale are not included in the table above.
*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.
The following table provides information about the credit quality indicators as of March 31, 2019 and 2020:

	March 31, 2019
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,870,447	¥23,163	¥12,412	¥35,575	¥1,906,022
	Real estate loans	1,593,005	4,434	1,388	5,822	1,598,827
	Card loans	239,523	3,945	1,671	5,616	245,139
	Other	37,919	14,784	9,353	24,137	62,056
Corporate borrowers		1,269,021	31,900	0	31,900	1,300,921
Non-recourse loans	Japan	48,881	232	0	232	49,113
	The Americas	45,699	4,216	0	4,216	49,915
Other than Non-recourse loans	Real estate companies in Japan	287,311	1,540	0	1,540	288,851
	Real estate companies in overseas	65,358	840	0	840	66,198
	Commercial, industrial and other companies in Japan	259,572	7,104	0	7,104	266,676
	Commercial, industrial and other companies in overseas	562,200	17,968	0	17,968	580,168
Purchased loans		12,652	3,764	0	3,764	16,416
Direct Financ ing leases		1,140,825	0	14,807	14,807	1,155,632
	Japan	787,081	0	6,158	6,158	793,239
	Overseas	353,744	0	8,649	8,649	362,393

Total		¥4,292,945	¥58,827	¥27,219	¥86,046	¥4,378,991

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2020
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥2,134,342	¥26,533	¥10,264	¥36,797	¥2,171,139
	Real estate loans	1,877,227	5,762	1,370	7,132	1,884,359
	Card loans	218,011	3,932	1,708	5,640	223,651
	Other	39,104	16,839	7,186	24,025	63,129
Corporate borrowers		1,371,253	57,682	0	57,682	1,428,935
Non-recourse loans	Japan	48,566	0	0	0	48,566
	The Americas	81,049	2,466	0	2,466	83,515
Other than Non-recourse loans	Real estate companies in Japan	297,483	3,501	0	3,501	300,984
	Real estate companies in overseas	119,403	12,491	0	12,491	131,894
	Commercial, industrial and other companies in Japan	242,831	12,480	0	12,480	255,311
	Commercial, industrial and other companies in overseas	581,921	26,744	0	26,744	608,665
Purchased loans		11,613	1,605	0	1,605	13,218
Net investment in leases		1,065,618	0	15,346	15,346	1,080,964
	Japan	741,636	0	5,971	5,971	747,607
	Overseas	323,982	0	9,375	9,375	333,357

Total		¥4,582,826	¥85,820	¥25,610	¥111,430	¥4,694,256

Notes	1 : Loans held for sale are not included in the table above.
2 : New Lease Standard has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases.

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
Out of
non-performing
assets, the Company and its subsidiaries consider smaller balance homogeneous
loans, including real estate loans, card loans and other, which are not restructured and net investment in leases, as 90 days or more past-due
financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing
assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The following table provides information about the
non-accrual
and
past-due
financing receivables as of March 31, 2019 and 2020:

	March 31, 2019
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥5,783	¥15,647	¥21,430	¥1,906,022	¥15,647
	Real estate loans	1,721	2,654	4,375	1,598,827	2,654
	Card loans	548	2,127	2,675	245,139	2,127
	Other	3,514	10,866	14,380	62,056	10,866
Corporate borrowers		4,960	13,753	18,713	1,300,921	27,979
Non-recourse loans	Japan	0	0	0	49,113	0
	The Americas	2,925	2,457	5,382	49,915	3,818
Other than Non-recourse loans	Real estate companies in Japan	0	552	552	288,851	552
	Real estate companies in overseas	2	0	2	66,198	840
	Commercial, industrial and other companies in Japan	78	4,656	4,734	266,676	4,656
	Commercial, industrial and other companies in overseas	1,955	6,088	8,043	580,168	18,113
Direct fin ancing leases		7,181	14,807	21,988	1,155,632	14,807
	Japan	679	6,158	6,837	793,239	6,158
	Overseas	6,502	8,649	15,151	362,393	8,649

Total		¥17,924	¥44,207	¥62,131	¥4,362,575	¥58,433

	March 31, 2020
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers		¥6,604	¥13,607	¥20,211	¥2,171,139	¥13,607
	Real estate loans	1,863	2,469	4,332	1,884,359	2,469
	Card loans	595	2,114	2,709	223,651	2,114
	Other	4,146	9,024	13,170	63,129	9,024
Corporate borrowers		3,365	26,999	30,364	1,428,935	44,622
Non-recourse loans	Japan	0	0	0	48,566	0
	The Americas	0	2,466	2,466	83,515	2,466
Other than Non-recourse loans	Real estate companies in Japan	0	586	586	300,984	586
	Real estate companies in overseas	1	12,386	12,387	131,894	12,491
	Commercial, industrial and other companies in Japan	226	2,409	2,635	255,311	2,409
	Commercial, industrial and other companies in overseas	3,138	9,152	12,290	608,665	26,670
Net investment in leases		13,702	15,346	29,048	1,080,964	15,346
	Japan	2,755	5,971	8,726	747,607	5,971
	Overseas	10,947	9,375	20,322	333,357	9,375

Total		¥23,671	¥55,952	¥79,623	¥4,681,038	¥73,575

Notes	1 : Loans held for sale are not included in the table above.
2 : New Lease Standard has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases.

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
net investment in
leases when principal or interest is
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
The following table provides information about troubled debt restructurings of financing receivables that occurred during fiscal 2018, 2019 and 2020:

	March 31, 2018
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥9,632	¥7,015
	Real estate loans	12	12
	Card loans	2,169	1,589
	Other	7,451	5,414
Corporate borrowers		7,983	7,872
Non-recourse loans	The Americas	3,460	3,460
Other than Non-recourse loans	Commercial, industrial and other companies in Japan	111	—
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	4,412	4,412

Total		¥17,615	¥14,887

	March 31, 2019
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥13,280	¥9,294
	Real estate loans	222	105
	Card loans	2,106	1,393
	Other	10,952	7,796
Corporate borrowers		6,002	6,001
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	6,002	6,001

Total		¥19,282	¥15,295

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2020
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥12,041	¥9,025
	Real estate loans	19	17
	Card loans	1,899	1,396
	Other	10,123	7,612
Corporate borrowers		4,785	4,779
Non-recourse loans	The Americas	751	751
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	4,034	4,028

Total		¥16,826	¥13,804

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
As of March 31, 2020, due to the spread of the COVID-19, although the
Company
and its subsidiaries accepted payment deferral requests other than the above mentioned troubled debt restructuring, those financing receivables are not included in the above mentioned troubled debt restructuring as the Company and its subsidiaries determined those receivables based on the definition of troubled debt restructuring.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2018 and for which there was a payment default during fiscal 2018:

	March 31, 2018
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥99
	Card loans	25
	Other	74
Corporate borrowers		7,872
Non-recourse loans	The Americas	3,460
Other than Non-recourse loans	Commercial, industrial other companies in overseas	4,412

Total		¥7,971

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2019 and for which there was a payment default during fiscal 2019:

	March 31, 2019
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥2,013
	Card loans	22
	Other	1,991

Total		¥2,013

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2020 and for which there was a payment default during fiscal 2020:

	March 31, 2020
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥1,687
	Card loans	22
	Other	1,665
Consumer borrowers		25
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	25

Total		¥1,712

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
F-
71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
As of March 31, 2019 and 2020, there were no foreclosed residential real estate properties. The carrying
amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥251 million and ¥109 million as of March 31, 2019 and 2020, respectively.
12. Investment in Securities
Investment in securities as of March 31, 2019 and 2020 consists of the following:

	Millions of yen
	2019	2020
Equity securities*	¥549,047	¥492,902
Trading debt securities	1,564	7,431
Available-for-sale debt securities	1,264,244	1,631,185
Held-to-maturity debt securities	114,061	113,805

Total	¥1,928,916	¥2,245,323

*	The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥324,220 million and ¥254,853 million as of March 31, 2019 and 2020, respectively. The amount of investment funds that are accounted for under the equity method included in equity securities were ¥75,923 million and ¥70,129 million as of March 31, 2019 and 2020, respectively. The amount of investment funds elected for the fair value option included in equity securities were ¥5,811 million and ¥6,326 million as of March 31, 2019 and 2020, respectively.
Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note
25
“Gains on Investment Securities and Dividends” and Note 26 “Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of March 31, 2019 and 2020 were losses of

¥
56
 million and
 ¥
19,910
 million
for fiscal 2019 and 2020, respectively, which did not include net unrealized holding gains (losses) on the both investment funds above mentioned.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Equity securities include
non-marketable
equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2019 and 2020
 and
for
fiscal 2019 and 2020
.

	Millions of yen
	March 31, 2019			2019
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥35,431	¥(1,688)	¥18	¥(159)	¥18

	Millions of yen
	March 31, 2020			2020
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥35,968	¥(13,428)	¥112	¥(11,971)	¥94
Gains and losses realized from the sale of
trading
securities and net unrealized holding gains (losses) on trading securities are included in gains on investment securities and dividends and life insurance premiums and related investment income. For further information, see Note 25 “Gains on Investment Securities and Dividends” and Note 26 “Life Insurance Operations.” Net unrealized holding gains (losses) on trading securities held as of March 31, 2018 were gains of ¥14,497 million for fiscal 2018.
Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of March 31, 2019 and 2020
were gains of ¥156 million and ¥491 million

for
fiscal
2019 a
nd 2020
, respectively
.

During fiscal 2018, the Company and its
subsidiaries
sold available-for-sale securities for aggregate proceeds of ¥456,270 million, resulting in gross realized gains of ¥31,312 million and gross realized losses of ¥596 million. During fiscal 2019 and 2020, the Company and its subsidiaries sold available-for-sale debt securities for aggregate proceeds of ¥221,824 million and ¥249,427 million, respectively, resulting in gross realized gains of ¥5,134 million and ¥9,274 million, respectively, and gross realized losses of ¥101 million and ¥264 million, respectively. The cost of the available-for-sale securities or the debt securities sold was based on the average cost of each issue of securities held at the time of the sale.
Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2019 and
2020
, these investments were fair valued at ¥5,811 million and ¥6,326 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2019 and
2020
, these investments were fair valued at ¥420 million and ¥780 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March
31
,
2019
and
2020
, these investments were fair valued at ¥
21,136
 million and ¥
18,189
 million, respectively.
The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale
debt securities and
held-to-maturity
debt securities in each major security type as of March 31, 2019 and 2020 are as follows:
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
March 31, 2
020

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥640,197	¥21,063	¥(7,315)	¥653,945
Japanese prefectural and foreign municipal bond securities	251,738	2,031	(3,414)	250,355
Corporate debt securities	595,625	8,727	(7,875)	596,477
CMBS and RMBS in the Americas	56,957	929	(9,214)	48,672
Other asset-backed securities and debt securities	92,363	3,267	(13,894)	81,736

	1,636,880	36,017	(41,712)	1,631,185

Held-to-maturity debt securities:
Japanese government bond securities and other	113,805	29,384	0	143,189

	¥1,750,685	¥65,401	¥(41,712)	¥1,774,374

The following tables provide information about
available-for-sale
debt securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2019 and 2020:
March 31, 20
19

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
March 31, 2020

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥116,967	¥(2,881)	¥165,642	¥(4,434)	¥282,609	¥(7,315)
Japanese prefectural and foreign municipal bond securities	143,563	(3,413)	219	(1)	143,782	(3,414)
Corporate debt securities	260,738	(4,643)	22,631	(3,232)	283,369	(7,875)
CMBS and RMBS in the Americas	30,830	(7,486)	5,768	(1,728)	36,598	(9,214)
Other asset-backed securities and debt securities	26,612	(3,759)	22,727	(10,135)	49,339	(13,894)

	¥578,710	¥(22,182)	¥216,987	¥(19,530)	¥795,697	¥(41,712)

The number of investment securities that were in an unrealized loss position as of March 31, 2019 and 2020 were 199 and 678, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.
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
The unrealized loss associated with debt securities are primarily due to changes in the market interest rates, currency exchange rates and risk premium. Considering all available information to assess the collectability of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries
believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2020.
The other-than-temporary impairment losses recognized in other comprehensive income (loss) and earnings for fiscal
 2018, 2019 and 2020 are as follows:

	Millions of yen
	2018	2019	2020
Total other-than-temporary impairment losses	¥1,246	¥1,359	¥0
Portion of loss recognized in other comprehensive income (before taxes)	0	(136)	0

Net impairment losses recognized in earnings	¥1,246	¥1,223	¥0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
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
For debt securities held as of March 31, 2018, 2019, and 2020
,
roll-forwards of the amount of accumulated other-than-temporary impairments related to credit losses for
fiscal
2018, 2019 and 2020 are as follows. The amount mainly consists of CMBS and RMBS in the Americas and foreign municipal bond securities:

	Millions of yen
	2018	2019	2020
Beginning	¥1,220	¥1,021	¥2,102
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	0	1,103	0
Reduction during the period:
For securities sold or redeemed	0	(22)	0
Due to change in intent to sell or requirement to sell	(199)	0	0

Ending	¥1,021	¥2,102	¥2,102

In addition, the
non-credit
loss component on the other-than-temporary impaired debt securities above mentioned is recognized in other comprehensive income (loss), net of applicable income taxes. These impairments included the amount of unrealized gains or losses for the changes in fair value of the debt securities after recognition of other-than-temporary impairments in earnings. Unrealized gains and unrealized losses recorded in accumulated other comprehensive
income (loss) on these debt securities as of March 31, 2019 and 2020 were not material.
The following is a summary of the contractual maturities of available-for-sale debt securities and held-to-maturity debt securities held as of March 31, 2020:

Available-for-sale
debt securities held as of March 31, 2020

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥40,477	¥39,425
Due after one to five years	290,323	284,489
Due after five to ten years	540,516	529,643
Due after ten years	765,564	777,628

	¥1,636,880	¥1,631,185

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Held-to-maturity
debt securities held as of March 31, 2020

	Millions of yen
	Amortized cost	Fair value
Due after five to ten years	¥7,021	¥8,343
Due after ten years	106,784	134,846

	¥113,805	¥143,189

Debt securities not due at a single maturity date, such as mort
g
age-backed securities, are included in the above table based on
their final maturities.
Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.
Included in finance revenues in the consolidated statements of income is interest income on investment securities of ¥15,756 million, ¥14,745 million and ¥13,657 million for fiscal 2018, 2019 and 2020, respectively.
13. Transfer of Financial Assets
The Company and its subsidiaries have securitized and
transferred
financial assets such as installment loans (commercial mortgage loans, real estate loans for consumer and other).
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
During fiscal 2018, 2019 and 2020, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥394,688 million, ¥475,904 million and ¥643,422 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
For fiscal 2018, 2019 and 2020, gains (losses) from the securitization and transfer of loans were ¥12,702 million, ¥16,342 million and ¥20,635 million, respectively, which is included in finance revenues in the consolidated statements of income.
A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets during fiscal 2019 and 2020 are as follows:

	Millions of yen
	2019	2020
Beginning balance	¥28,756	¥31,572
Increase mainly from loans sold with servicing retained *	6,275	33,061
Decrease mainly from amortization	(4,728)	(6,229)
Increase (Decrease) from the effects of changes in foreign exchange rates	1,269	(699)

Ending balance	¥31,572	¥57,705

*	Increase mainly from loans sold with servicing retained includes increases in connection with acquisitions of subsidiaries.
The fair value of the servicing assets as of March 31, 2019 and 2020 are as follows:

	Millions of yen
	March 31, 2019	March 31, 2020
Beginning balance	¥35,681	¥39,846
Ending balance	¥39,846	¥60,419
14. Variable Interest Entities
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
F-7
9

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs
March 31, 2019

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,014	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	94,404	31,208	49,587	0
(d) VIEs for corporate rehabilitation support business	564	30	0	0
(e) VIEs for investment in securities	72,347	121	42	0
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	228,859	175,115	228,859	0
(g) VIEs for securitization of loan receivable originated by third parties	2,264	2,729	2,264	0
(h) VIEs for power generation projects	282,739	195,915	242,937	54,533
(i) Other VIEs	149,333	45,082	120,312	0

Total	¥832,524	¥450,200	¥644,001	¥54,533

March 31, 2020

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	2,546	2	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	80,385	17,941	21,970	5,153
(d) VIEs for corporate rehabilitation support business	465	9	0	0
(e) VIEs for investment in securities	82,098	28	0	0
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	267,548	159,181	267,548	0
(g) VIEs for securitization of loan receivable originated by third parties	2,358	3,037	2,358	0
(h) VIEs for power generation projects	393,797	284,772	355,107	40,111
(i) Other VIEs	163,948	66,411	141,988	0

Total	¥993,145	¥531,381	¥788,971	¥45,264

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.

*2	The assets are pledged as collateral by VIE for financing of the VIE.

*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

2.	Non-consolidated VIEs

March 31, 2019

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥8,524	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	34,872	0	3,426	3,426
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	3,493,461	0	60,329	81,337
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	982,353	0	21,768	21,776
(h) VIEs for power generation projects	26,495	0	1,783	1,783
(i) Other VIEs	391,602	3,200	32,569	37,947

Total	¥4,937,307	¥3,200	¥120,866	¥147,260

March 31, 2020

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥8,508	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	51,746	0	4,542	4,542
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	3,820,403	0	55,645	72,527
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,239,325	0	15,663	15,668
(h) VIEs for power generation projects	25,037	0	1,719	1,719
(i) Other VIEs	200,325	2,837	10,523	13,476

Total	¥5,345,344	¥2,837	¥89,083	¥108,923

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

F-8
2

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
In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents and investment in affiliates.
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
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
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
Certain subsidiaries consolidated certain such VIEs since the subsidiaries have the majority of the investment share of them, and have the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and investment in affiliates, and liabilities of those consolidated VIEs are mainly included in other liabilities.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable
The Company and its subsidiaries use VIEs to securitize financial assets such as finance lease receivables and loans receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.
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
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash, net investment in leases and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.
F-8
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
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
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets. The Company has a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated
VIEs.
(h) VIEs for power generation projects
The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations, thermal power stations and wind power stations on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts and other payable, long-term debt, and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
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
F-8
5

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
With respect to variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities and investment in affiliates in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
15. Investment in Affiliates
Investment in affiliates at March 31, 2019 and 2020 consists of the following:

	Millions of yen
	2019	2020
Shares	¥789,638	¥770,750
Loans and others	53,122	50,912

	¥842,760	¥821,662

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥168,569 million and ¥188,456 million, respectively, as of March 31, 2019 and ¥153,868 million and ¥166,296 million, respectively, as of March 31, 2020.
In fiscal 2018, 2019 and 2020, the Company and its subsidiaries received dividends from affiliates of ¥47,688 million, ¥17,334 million and ¥38,372 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

In the Company’s consolidated balance sheets, the book value of investment in affiliates over the underlying equity in the net assets of such affiliates as of date of the most recent available financial statements of the investees were ¥87,424 million and ¥81,182 million as of March 31, 2019 and 2020, respectively. The differences mainly consist of goodwill and fair value adjustments for fixed assets.
A company comprising a significant portion of investment in affiliates was
Avolon Holdings Limited (30% of equity share) as of March 31, 2019.

Companies comprising a significant portion of investment in affiliates were Avolon Holdings Limited (
30
% of equity share) and Kansai Airports

(40
% of equity share) as of March 31, 2020.
Combined and condensed information relating to the affiliates for fiscal 2018, 2019 and 2020 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	2018	2019	2020
Operations:
Total revenues	¥1,871,156	¥1,606,565	¥1,674,184
Income before income taxes	245,408	187,203	206,637
Net income	210,443	114,271	140,540

Financial position:
Total assets	¥9,391,445	¥11,473,689	¥12,499,794
Total liabilities	6,717,326	7,542,997	8,428,007
Total equity	2,674,119	3,930,692	4,071,787

The Company and its subsidiaries had no significant transactions with these companies except as described above.
F-8
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
16. Goodwill and Other Intangible Assets
Changes in goodwill by reportable segment for fiscal 2018, 2019 and 2020 are as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Balance at March 31, 2017
Goodwill	¥56,203	¥282	¥32,239	¥68,853	¥15,424	¥181,133	¥354,134
Accumulated impairment losses	(837)	0	(8,708)	(39)	0	(3,372)	(12,956)
	55,366	282	23,531	68,814	15,424	177,761	341,178
Acquired	0	9,258	0	13,517	0	20,158	42,933
Impairment	0	0	0	0	0	0	0
Other (net)*	0	0	83	(20,756)	0	5,187	(15,486)

Balance at March 31, 2018
Goodwill	56,203	9,540	32,322	61,614	15,424	206,478	381,581
Accumulated impairment losses	(837)	0	(8,708)	(39)	0	(3,372)	(12,956)
	55,366	9,540	23,614	61,575	15,424	203,106	368,625
Acquired	0	0	0	27,569	0	44,897	72,466
Impairment	0	0	0	0	0	0	0
Other (net)*	0	(270)	(7,231)	34	0	(2,945)	(10,412)

Balance at March 31, 2019
Goodwill	56,203	9,270	16,383	89,217	15,424	248,430	434,927
Accumulated impairment losses	(837)	0	0	(39)	0	(3,372)	(4,248)
	55,366	9,270	16,383	89,178	15,424	245,058	430,679
Acquired	1,299	0	0	26,705	672	17,846	46,522
Impairment	0	0	0	0	0	0	0
Other (net)*	0	0	(111)	(22,172)	0	(11,100)	(33,383)

Balance at March 31, 2020
Goodwill	57,502	9,270	16,272	93,750	16,096	255,176	448,066
Accumulated impairment losses	(837)	0	0	(39)	0	(3,372)	(4,248)

	¥56,665	¥9,270	¥16,272	¥93,711	¥16,096	¥251,804	¥443,818

Note:
The Company changed the segment classification of DAIKYO from Investment and Operation segment to Real Estate segment from  fiscal 2019. As a result of this change, the amounts as of the end of and for the previous fiscal year have been retrospectively reclassified.

* Other includes foreign currency translation adjustments, decreases due to sale of ownership interest in subsidiaries and certain other reclassifications.

The Company and its subsidiaries recognized no impairment loss on goodwill during fiscal 2018, 2019 and 2020.
F-8
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Other intangible assets at March 31, 2019 and 2020 consist of the following:

	Millions of yen
	2019	2020
Indefinite-lived intangible assets:
Trade names	¥78,252	¥69,321
Asset management contracts	146,981	141,069
Others	3,847	4,192

	229,080	214,582

Intangible assets subject to amortization:
Software	111,767	119,666
Customer relationships	130,971	137,923
Others	92,306	88,189

	335,044	345,778
Accumulated amortization	(137,026)	(155,868)

Net	198,018	189,910

	¥427,098	¥404,492

The aggregate amortization expenses for intangible assets are ¥30,959 million
,
¥31,752 million
and ¥32,189 million in fiscal 2018, 2019 and 2020, respectively.
The estimated amortization expenses for each of five succeeding fiscal years are ¥29,076 million in fiscal 202
1
, ¥26,273 million in fiscal 202
2
, ¥21,713 million in fiscal 202
3
, ¥18,004 million in fiscal 202
4
and ¥14,924 million in fiscal 202
5
, respectively.
Intangible assets subject to amortization increased during fiscal 2020 are ¥47,909 million. They mainly consist of ¥16,603 million of software and ¥15,179 million of customer relationships recognized in acquisitions. The weighted average amortization periods for the software and the customer relationships recognized in acquisitions are 5 years and 17 years, respectively.
As a result of the impairment test, the Company and its subsidiaries recognized an impairment loss of ¥194 million on intangible assets included in Investment and Operation segment during fiscal 2018. The Company and its subsidiaries recognized an impairment loss of
¥606

million on intangible assets included in Overseas Business segment during fiscal 2019. The Company and its subsidiaries recognized an impairment loss of

¥

 million
on intangible assets included in
Corporate
Financial Services segment during fiscal 2020. These impairment losses for fiscal 2018 and 2019 are included in other (income) and expense in the consolidated statements of income, and the impairment loss for fiscal 2020 is included in selling, general and administrative expenses in the consolidated statements of income. These impairment losses are recognized due to the reduction in the estimated future cash flow, which brought the fair values of the intangible assets below its carrying amount. The fair values of the intangible assets were measured using the discounted cash flow methodologies.
F-8
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
17. Short-Term and Long-Term Debt
Short-term debt consists of borrowings from financial institutions and commercial paper.
The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2019 and 2020 are as follows:
March 31, 2019

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥121,870	1.9%
Short-term debt outside Japan, mainly from banks	146,618	3.7
Commercial paper in Japan	38,598	0.0
Commercial paper outside Japan	2,463	3.3

	¥309,549	2.5

March 31, 2020

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥131,822	1.0%
Short-term debt outside Japan, mainly from banks	187,300	2.2
Commercial paper in Japan	12,998	0.1
Commercial paper outside Japan	4,712	2.6

	¥336,832	1.7

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2019 and 2020 are as follows:
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

F-
90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
March 31, 2020

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2021~2037	¥463,599	1.2%
Floating rate	2021~2077	1,957,105	1.5
Insurance companies and others:
Fixed rate	2022~2037	336,821	1.2
Floating rate	2021~2077	336,949	1.8
Unsecured bonds	2022~2080	845,938	1.7
Unsecured notes under medium-term note program	2021~2027	176,802	3.1
Payables under securitized lease receivables	2021~2021	4,322	0.2
Payables under securitized loan receivables and investment in securities	2022~2039	157,818	2.2

		¥4,279,354	1.6

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2020 is as follows:

Years ending March 31,	Millions of yen
2021	¥658,813
2022	632,540
2023	599,752
2024	438,901
2025	520,526
Thereafter	1,428,822

Total	¥4,279,354

Borrowings with floating rate from banks, insurance companies and others include the amount of ¥94,000 million of subordinated syndicated loan (hybrid loan executed in fiscal 2017, whose maturity date is fiscal 2077),
o
f which
 ¥60,000 million and ¥34,000 million
may
be repaid after 5 years, and 7 years respectively.
Unsecured bonds include the amount of ¥100,000 million of unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions
(hybrid bonds executed in fiscal 2020, whose maturity date is fiscal 2080), of which ¥60,000 million and ¥40,000 million may be redeemed after 5 years, and 10 years respectively.
For borrowings from banks, insurance companies and other financial institutions, for bonds, and for medium-term notes, principal repayments are made upon maturity of the loan contracts and interest payments are usually paid semi-annually.
During fiscal 2018, 2019 and 2020, the Company and certain subsidiaries recognized net amortization expenses of premiums and discounts of bonds and medium-term notes, and deferred issuance costs of bonds and medium-term notes in the amount of ¥957 million, ¥1,005 million and ¥989 million, respectively.
Total committed credit lines for the Company and its subsidiaries were ¥497,882 million and ¥569,862 million at March 31, 2019 and 2020, respectively, and, of these lines, ¥346,609 million and ¥427,564 million were available at March 31, 2019 and 2020, respectively. Of the available committed credit lines, ¥303,309 million and ¥293,424 million were long-term committed credit lines at March 31, 2019 and 2020, respectively.
F-
91

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
Other than the assets of the consolidated VIEs pledged as collateral for financing (see Note 1
4
“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2020:

Millions of yen
Lease payments, loans and investment in operating leases	¥198,160
Investment in securities	167,800
Property under facility operations	28,275
Other assets and other	26,982

¥421,217

As of March 31, 2020, debt liabilities was secured by shares of subsidiaries of ¥166,888 million, which were eliminated through consolidation adjustment, and debt liabilities of affiliates were secured by investment in affiliates of ¥60,104 million. As of March 31, 2020, debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥10,587 million. In addition, ¥69,313 million was pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2020.
Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2020.
18. Deposits
Deposits at March 31, 2019 and 2020 consist of the following:

	Millions of yen
	2019	2020
Time deposits	¥1,409,158	¥1,752,755
Other deposits	518,583	478,948

Total	¥1,927,741	¥2,231,703

The balances of time deposits and certificates of deposit issued in amounts of ¥10 million or more were ¥952,970 million and ¥1,064,398 million at March 31, 2019 and 2020, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The maturity schedule of time deposits at March 31, 2020 is as follows:

Years ending March 31,	Millions of yen
2021	¥997,891
2022	177,285
2023	229,131
2024	56,387
2025	292,061
Thereafter	0

Total	¥1,752,755

19. Income Taxes
Income before income taxes and the provision for income taxes in fiscal 2018, 2019 and 2020 are as follows:

	Millions of yen
	2018	2019	2020
Income before income taxes:
Japan	¥296,577	¥254,352	¥223,327
Overseas	138,924	141,378	189,234

	¥435,501	¥395,730	¥412,561

Provision for income taxes:
Current—
Japan	¥85,514	¥83,995	¥55,577
Overseas	22,810	19,824	35,370

	108,324	103,819	90,947

Deferred—
Japan	5,960	(51,795)	9,643
Overseas	(372)	16,667	5,247

	5,588	(35,128)	14,890

Provision for income taxes	¥113,912	¥68,691	¥105,837

In fiscal 2018, the Company and its subsidiaries in Japan were subject to a National Corporation tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.7%. In fiscal 2019 and 2020, the Company and its subsidiaries in Japan were subject to a National Corporation tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Reconciliations of the differences between the tax provision computed at the statutory rate and the consolidated provision for income taxes in fiscal 2018, 2019 and 2020 are as follows:

	Millions of yen
	2018	2019	2020
Income before income taxes	¥435,501	¥395,730	¥412,561

Tax provision computed at statutory rate	¥138,054	¥124,655	¥129,957
Increases (reductions) in taxes due to:
Change in valuation allowance	(6,971)	(329)	2,505
Nondeductible expenses	3,000	4,431	4,319
Nontaxable income	(4,464)	(15,176)	(3,612)
Effect of lower tax rates on certain subsidiaries	(5,713)	(17,950)	(24,862)
Effect of investor taxes on earnings of subsidiaries	3,831	(26,756)	3,039
Effect of the tax law and rate change s	(16,232)	(1,264)	(6,642)
Other, net	2,407	1,080	1,133

Provision for income taxes	¥113,912	¥68,691	¥105,837

The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses, nontaxable income, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries, effect of investor taxes on earnings of subsidiaries, and the effect of tax law changes, including the tax reforms as discussed in the following paragraph.
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
On October 26, 2018, the Company decided to acquire common shares of its domestic subsidiary, DAIKYO through a tender offer (hereinafter, “the Tender Offer”), and with the establishment of the Tender Offer, the Company decided to change the method of collecting undistributed earnings of DAIKYO from collection through a taxable transaction to collection through a tax free transaction. On December 10, 2018, the Tender Offer was concluded. Along with the establishment of the event, the Company completely reversed the deferred tax liabilities previously recorded for undistributed earnings of DAIKYO. As a result of this reversal of deferred tax liabilities, income taxes decreased by ¥27,376 million in the consolidated statement of income in fiscal 2019.
F-9
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Total income taxes recognized in fiscal 2018, 2019 and 2020 was allocated as follows:

	Millions of yen
	2018	2019	2020
Provision for income taxes	¥113,912	¥68,691	¥105,837
Income taxes allocated to other comprehensive income (loss):
Net change of unrealized gains (losses) on investment in securities	(11,084)	4,013	(7,016)
Net change of debt valuation adjustments	0	90	340
Net change of defined benefit pension plans	(911)	(2,864)	448
Net change of foreign currency translation adjustments	(1,517)	729	10,276
Net change of unrealized gains (losses) on derivative instruments	139	(1,258)	(2,163)
Direct adjustments to shareholders’ equity	(2)	0	0

Total income taxes	¥100,537	¥69,401	¥107,722

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2019 and 2020 are as follows:

	Millions of yen
	2019	2020
Assets:
Net operating loss carryforwards	¥14,246	¥22,471
Allowance for doubtful receivables on finance leases and probable loan losses	16,336	14,557
Investment in securities	5,045	11,305
Accrued expenses	21,498	18,978
Investment in operating leases	13,134	11,654
Property under facility operations	8,642	8,091
Installment loans	4,737	4,353
Unrealized losses on investment in securities	0	4,877
Lease liabilities	0	78,697
Other	58,689	56,169

	142,327	231,152
Less: valuation allowance	(13,156)	(15,369)

	129,171	215,783
Liabilities:
Investment in direct financing leases	10,819	0
Net investment in Leases	0	8,594
Investment in operating leases	97,653	105,667
Unrealized gains on investment in securities	6,971	4,687
Deferred insurance policy acquisition costs	56,132	62,321
Policy liabilities and policy account balances	38,227	42,949
Property under facility operations	11,594	17,352
Other intangible assets	97,426	97,383
Undistributed earnings	42,329	47,878
Prepaid benefit cost	8,932	8,837
Advances paid	7,681	10,218
Right-of-use assets	0	79,642
Other	31,278	31,318

	409,042	516,846

Net deferred tax liability	¥279,871	¥301,063

F-9
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Net deferred tax assets and liabilities at March 31, 2019 and 2020 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2019	2020
Other assets	¥33,962	¥27,084
Income taxes: Deferred	313,833	328,147

Net deferred tax liability	¥279,871	¥301,063

The valuation allowance is primarily recognized for deferred tax assets of consolidated subsidiaries with tax
loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning
strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2020. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were decreases of ¥28,811 million in fiscal 2018, decreases of ¥1,520 million in fiscal 2019, and increases of ¥2,213 million in fiscal 2020. The decrease in the total valuation allowance recognized in earnings due to the utilization of net operating loss carryforwards were ¥8,303 million in fiscal 2018, ¥2,648 million in fiscal 2019 and ¥890 million in fiscal 2020. The adjustments to the beginning-of-the-year
amount in the total valuation allowance resulting from changes in judgment about the realizability of deferred tax assets in future years were net increases of ¥2,029 million in fiscal 2018 (increases of ¥2,677 million and decreases of ¥648 million on a gross basis), net increases of ¥728 million in fiscal 2019 (increases of ¥1,044 million and decreases of ¥316 million on a gross basis), and net decreases of ¥576 million in fiscal 2020 (increases of ¥942 million and decreases of ¥1,518 million on a gross basis), respectively.
The Company and certain subsidiaries have net operating loss carryforwards of ¥171,725 million at March 31, 2020, which expire as follows:

Year s ending March 31,	Millions of yen
2021	¥12,549
2022	5,656
2023	8,847
2024	16,888
2025	10,882
Thereafter	90,681
Indefinite period	26,222

Total	¥171,725

The unrecognized tax benefits as of March 31, 2019 and 2020 were not material. The Company and its subsidiaries believe that it is not reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2020.
F-9
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2019 and 2020, and in the consolidated statements of income for the fiscal 2018, 2019 and 2020 were not material.
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination in Japan for the tax years prior to fiscal 2019, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2016, respectively.
Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2013. Subsidiaries in the Netherlands remain subject to a tax examination for the tax years after fiscal 2014.
20. Pension Plans
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
F-9
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The funded status of the defined benefit pension plans, which consists of Japanese plans and overseas plans, as of March 31, 2019 and 2020 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2019	2020	2019	2020
Change in benefit obligation:
Benefit obligation at beginning of year	¥104,593	¥110,661	¥100,782	¥107,812
Service cost	5,526	5,879	3,186	3,566
Interest cost	721	585	2,002	1,634
Actuarial loss (income)	4,051	(3,935)	8,060	(2,465)
Foreign currency exchange rate change	0	0	(4,392)	(4,172)
Plan participant’s contributions	0	0	0	392
Benefits paid	(3,178)	(4,111)	(1,452)	(1,788)
Business combinations	0	1,399	0	0
Divestitures	(684)	0	0	(237)
Plan amendments	(368)	(11)	(374)	(1,126)

Benefit obligation at end of year	110,661	110,467	107,812	103,616

Change in plan assets:
Fair value of plan assets at beginning of year	121,269	123,628	93,338	96,837
Actual return on plan assets	1,383	(2,790)	7,023	3,114
Employer contribution	3,633	3,821	1,920	2,333
Plan participant’s contributions	0	0	0	392
Benefits paid	(2,657)	(3,429)	(1,346)	(1,683)
Business combinations	0	1,550	0	0
Divestitures	0	0	0	(187)
Foreign currency exchange rate change	0	0	(4,098)	(3,812)

Fair value of plan assets at end of year	123,628	122,780	96,837	96,994

The funded status of the plans	¥12,967	¥12,313	¥(10,975)	¥(6,622)

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in other assets	¥25,590	¥24,521	¥12	¥11
Accrued benefit liability included in other liabilities	(12,623)	(12,208)	(10,987)	(6,633)

Net amount recognized	¥12,967	¥12,313	¥(10,975)	¥(6,622)

Amount recognized in accumulated other comprehensive income (loss), pre-tax,
at March 31, 2019 and 2020 consisted of:

	Millions of yen
	Japanese plans		Overseas plans
	2019	2020	2019	2020
Net prior service credit	¥1,364	¥545	¥594	¥1,446
Net actuarial loss	(28,389)	(28,863)	(14,711)	(12,293)
Net transition obligation	0	0	—	0

Total recognized in accumulated other comprehensive loss, pre-tax	¥(27,025)	¥(28,318)	¥(14,117)	¥(10,847)

F-9
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The estimated portions of the net prior service credit and net actuarial loss above that will be recognized as a component of net pension cost (gain) of Japanese pension plans in fiscal 2021 are a gain of ¥158 million and a loss of ¥1,323 million, respectively, the estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost (gain) of overseas pension plans in fiscal 2021 are a gain
of ¥293 million,
losses
of ¥187 million and ¥1 million, respectively.
The accumulated benefit obligations for all Japanese defined benefit pension plans were ¥97,819 million and ¥98,964 million, respectively, at March 31, 2019 and 2020. The accumulated benefit obligations for all overseas defined benefit pension plans were ¥95,879 million and ¥96,959 million, respectively, at March 31, 2019 and 2020.
The aggregates of projected benefit obligations, accumulated benefit obligations and aggregate fair values of plan assets in Japanese pension plans with the accumulated benefit obligations in excess of plan assets were ¥20,739 million, ¥20,427 million and ¥8,116 million, respectively, at March 31, 2019 and ¥20,337 million, ¥20,095 million and ¥8,129 million, respectively, at March 31, 2020. The aggregates of projected benefit obligations, accumulated benefit obligations and aggregate fair values in overseas pension plans with the accumulated benefit obligations in excess of plan assets were ¥7,076 million, ¥7,012 million and ¥5,758 million, respectively, at March 31, 2019 and ¥6,553 million, ¥6,498 million and ¥5,355 million, respectively, at March 31, 2020.
Net pension cost of the plans for fiscal 2018, 2019 and 2020 consists of the following:

	Millions of yen
	2018	2019	2020
Japanese plans:
Service cost	¥5,339	¥5,526	¥5,879
Interest cost	778	721	585
Expected return on plan assets	(2,627)	(2,723)	(2,806)
Amortization of prior service credit	(912)	(897)	(820)
Amortization of net actuarial loss	856	844	1,156
Amortization of transition obligation	45	—	0

Net periodic pension cost	¥3,479	¥3,471	¥3,994

Overseas plans:
Service cost	¥3,455	¥3,186	¥3,566
Interest cost	1,994	2,002	1,634
Expected return on plan assets	(4,217)	(4,407)	(4,262)
Amortization of prior service credit	(123)	(174)	(208)
Amortization of net actuarial loss	38	75	739
Amortization of transition obligation	4	7	1

Net periodic pension cost	¥1,151	¥689	¥1,470

Note:
The components of net periodic pension cost other than the service cost component are included in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.

F-9
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2018, 2019 and 2020 are summarized as follows:

	Millions of yen
	2018	2019	2020
Japanese plans:
Current year actuarial gain (loss)	¥(1,005)	¥(5,078)	¥(1,629)
Amortization of net actuarial loss	856	844	1,156
Prior service credit due to amendments	(5)	20	0
Amortization of prior service credit	(912)	(897)	(820)
Amortization of transition obligation	45	—	0

Total recognized in other comprehensive income (loss), pre-tax	¥(1,021)	¥(5,111)	¥(1,293)

Overseas plans:
Current year actuarial gain (loss)	¥(2,417)	¥(5,553)	¥1,117
Amortization of net actuarial loss	38	75	739
Prior service credit due to amendments	0	50	1,097
Amortization of prior service credit	(123)	(174)	(208)
Amortization of transition obligation	4	7	1
Foreign currency exchange rate change	(354)	496	524

Total recognized in other comprehensive income (loss), pre-tax	¥(2,852)	¥(5,099)	¥3,270

The Company and certain subsidiaries use March 31 as a measurement date for all of our material plans.
Significant assumptions of Japanese pension plans and overseas pension plans used to determine these amounts are as follows:

Japanese plans	2018	2019	2020
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	0.7%	0.5%	0.6%
Rate of increase in compensation levels	4.6%	4.4%	4.0%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	0.8%	0.7%	0.5%
Rate of increase in compensation levels	4.5%	4.6%	4.4%
Expected long-term rate of return on plan assets	2.2%	2.2%	2.2%

Overseas plans	2018	2019	2020
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	2.0%	1.7%	1.7%
Rate of increase in compensation levels	2.4%	2.4%	2.2%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.1%	2.0%	1.7%
Rate of increase in compensation levels	2.4%	2.4%	2.4%
Expected long-term rate of return on plan assets	4.9%	4.7%	3.7%

F-
100

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
The fair value of Japanese pension plan assets at March 31, 2019 and 2020, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurement
s
.”

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

F-
101

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

	Millions of yen
	March 31, 2020
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥14,434	¥0	¥0	¥0
Other than Japan
Pooled funds*2	15,207	0	0	0
Debt securities:			0
Japan			0
Pooled funds*3	26,133	0	0	0
Other than Japan			0
Pooled funds*4	33,930	0	0	0
Other assets:
Life insurance company general accounts*5	28,591	0	28,591	0
Others*6	4,485	0	4,485	0

	¥122,780	¥0	¥33,076	¥0

*1	These funds invest in listed shares including shares of ORIX Corporation in the amounts of ¥17 million at March 31, 2020.

*2	These funds invest in listed shares.

*3	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥1,192 million at March 31, 2020.

*4	These funds invest entirely in foreign government bonds.

*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.

*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2020, our policy for the portfolio of plans consists of three major components: approximately 20% is invested in equity securities, approximately 50% is invested in debt securities and approximately 30% is invested in other assets, primarily consisting of investments in life insurance company general accounts.
F-10
2

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
The fair value of overseas pension plan assets at March 31, 2019 and 2020, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurement
s
.”

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
F-10
3

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

	Millions of yen
	March 31, 2020
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares	¥36,848	¥36,848	¥0	¥0
Pooled funds*1	311	0	0	0
Debt securities:
Other than Japan
Government bonds	50,622	50,622	0	0
Municipal bonds	4,849	0	4,849	0
Other assets:
Life insurance company general accounts*2	355	0	355	0
Others*3	4,009	0	4,009	0

	¥96,994	¥87,470	¥9,213	¥0

*1	These funds invest in listed shares.

*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.

*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.
At March 31, 2020, our policy for the portfolio of plans consists of three major components: approximately 40% is invested in equity securities and approximately 50% is invested in debt securities and approximately 10% is invested in other assets, primarily consisting of investments in life insurance company general accounts.
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
The Company and certain subsidiaries expect to contribute ¥3,792 million to its Japanese pension plans and ¥2,195 million to its overseas pension plans during the year ending March 31, 202
1
.
F-10
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
At March 31, 2020, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

	Millions of yen
Years ending March 31,	Japanese plans	Overseas plans
2021	¥3,057	¥1,483
2022	2,910	1,541
2023	3,037	1,558
2024	3,263	1,685
2025	3,434	1,748
2026-2030	19,887	10,846

Total	¥35,588	¥18,861

The cost recognized for Japanese defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2018, 2019 and 2020 were ¥1,626 million, ¥1,728 million and ¥1,779 million, respectively. The cost recognized for overseas defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2018, 2019 and 2020 were ¥2,354 million, ¥2,504 million and ¥2,320 million, respectively.
21. Redeemable Noncontrolling Interests
Changes in redeemable noncontrolling interests in fiscal 2018, 2019 and 2020 are as follows:

	Millions of yen
	2018	2019	2020
Beginning Balance	¥6,548	¥7,420	¥9,780
Adjustment of redeemable noncontrolling interests to redemption value	1,876	2,131	0
Transaction with noncontrolling interests	0	0	653
Comprehensive income
Net Income	452	404	384
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(416)	326	(197)
Total other comprehensive income (loss)	(416)	326	(197)
Comprehensive income	36	730	187
Dividends	(1,040)	(501)	(289)

Ending Balance	¥7,420	¥9,780	¥10,331

22. Stock-Based Compensation
The Company has a number of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.
Stock-option program
Since fiscal 2010, the Company has not granted stock options, and there are no outstanding stock options and exercisable stock options as of March 31, 2019 and 2020.
In fiscal 2018, 2019 and 2020, the Company did not recognize any stock-based compensation costs of its stock-option program. As of March 31, 2020, the Company had no unrecognized compensation costs.
F-10
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The Company received ¥656 million and ¥225 million in cash from the exercise of stock options during fiscal 2018 and 2019
,
 respectively.
The total intrinsic value of options exercised during fiscal 2018 and 2019 was ¥118 million and ¥25 million
,
respectively.
There are no stock options exercised during fiscal 2020.
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
In fiscal 2020, the Company granted 320,250 points, and 446,805 points were settled for individuals who retired during fiscal 2020. Total points outstanding under the stock compensation program as of March 31, 2020 were 1,389,603 points. The points were adjusted for the
10-for-1
stock split implemented on April 1, 2013.
During fiscal 2018, 2019 and 2020, the Company recognized stock-based compensation costs of its stock compensation program in the amount of ¥701 million, ¥413 million and ¥417 million, respectively.
F-10
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
23. Accumulated Other Comprehensive Income (Loss)
Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders in fiscal 2018, 2019 and 2020 are as follows:

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2017	¥32,279	¥0	¥(17,330)	¥(31,736)	¥(4,483)	¥(21,270)

Net unrealized gains (losses) on investment in securities, net of tax of ¥2,045 million	(2,408)					(2,408)
Reclassification adjustment included in net income, net of tax of ¥9,039 million	(20,426)					(20,426)
Defined benefit pension plans, net of tax of ¥888 million			(2,893)			(2,893)
Reclassification adjustment included in net income, net of tax of ¥23 million			(69)			(69)
Foreign currency translation adjustments, net of tax of ¥2,813 million				(1,387)		(1,387)
Reclassification adjustment included in net income, net of tax of ¥(1,296) million				(568)		(568)
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(1,120) million					3,820	3,820
Reclassification adjustment included in net income, net of tax of ¥981 million					(3,041)	(3,041)

Total other comprehensive income (loss)	(22,834)	0	(2,962)	(1,955)	779	(26,972)

Transaction with noncontrolling interests	0	0	0	(1)	0	(1)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	(88)	0	22	(1,537)	34	(1,569)

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	0	0	(416)	0	(416)

Reclassification of change in accounting standards	932	0	(173)	(67)	0	692

Balance at March 31, 2018	¥10,465	¥0	¥(20,487)	¥(31,806)	¥(3,738)	¥(45,566)

Cumulative effect of adopting Accounting Standards Update 2016-01	(3,250)	351	0	0	0	(2,899)

Balance at April 1, 2018	7,215	351	(20,487)	(31,806)	(3,738)	(48,465)

Net unrealized gains (losses) on investment in securities, net of tax of ¥(4,693) million	12,169					12,169
Reclassification adjustment included in net income, net of tax of ¥680 million	(1,954)					(1,954)
Debt valuation adjustments, net of tax of ¥(101) million		258				258
Reclassification adjustment included in net income, net of tax of ¥11 million		(27)				(27)
Defined benefit pension plans, net of tax of ¥2,821 million			(7,244)			(7,244)
Reclassification adjustment included in net income, net of tax of ¥43 million			(102)			(102)
Foreign currency translation adjustments, net of tax of ¥(729) million				(11,540)		(11,540)
Reclassification adjustment included in net income, net of tax of ¥0 million				3		3
Net unrealized gains (losses) on derivative instruments, net of tax of ¥1,393 million					(4,621)	(4,621)
Reclassification adjustment included in net income, net of tax of ¥(135) million					503	503

Total other comprehensive income (loss)	10,215	231	(7,346)	(11,537)	(4,118)	(12,555)

Transaction with noncontrolling interests	0	0	(126)	23	0	(103)

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interest	41	0	(57)	(88)	(2)	(106)

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	0	326	0	326

Balance at March 31, 2019	¥17,389	¥582	¥(27,902)	¥(43,558)	¥(7,854)	¥(61,343)

F-10
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Note:
Reclassification of change in accounting standards represents the amounts reclassified for the early adoption of the Accounting Standards Update
2018-02
(“Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”—ASC 220 (“Income Statement
-
Reporting Comprehensive Income”)).

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2019	¥17,389	¥582	¥(27,902)	¥(43,558)	¥(7,854)	¥(61,343)

Net unrealized gains (losses) on investment in securities, net of tax of ¥5,078 million	(17,637)					(17,637)
Reclassification adjustment included in net income, net of tax of ¥1,938 million	(4,819)					(4,819)
Debt valuation adjustments, net of tax of ¥(357) million		920				920
Reclassification adjustment included in net income, net of tax of ¥17 million		(45)				(45)
Defined benefit pension plans, net of tax of ¥(223) million			886			886
Reclassification adjustment included in net income, net of tax of ¥(225) million			643			643
Foreign currency translation adjustments, net of tax of ¥(6,212) million				(40,605)		(40,605)
Reclassification adjustment included in net income, net of tax of ¥(4,064) million				8,941		8,941
Net unrealized gains (losses) on derivative instruments, net of tax of ¥1,511 million					(6,385)	(6,385)
Reclassification adjustment included in net income, net of tax of ¥652 million					(2,171)	(2,171)

Total other comprehensive income (loss)	(22,456)	875	1,529	(31,664)	(8,556)	(60,272)

Transaction with noncontrolling interests	0	0	0	4	(2)	2

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(66)	0	2	(2,550)	(270)	(2,884)

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	0	0	(197)	0	(197)

Balance at March 31, 2020	¥(5,001)	¥1,457	¥(26,375)	¥(72,471)	¥(16,142)	¥(118,532)

F-
108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Amounts reclassified to net income from accumulated other comprehensive income (loss) for fiscal 2018, 2019 and 2020 are as follows:

	March 31, 2018
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥27,158	Gains on investment securities and dividends
Sales of investment securities	4,228	Life insurance premiums and related investment income
Amortization of investment securities	(735)	Finance revenues
Amortization of investment securities	(504)	Life insurance premiums and related investment income
Others	(682)	Write-downs of securities and other

	29,465	Total before income tax
	(9,039)	Income tax (expense) or benefit

	¥20,426	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,035	See Note 20 “Pension Plans”
Amortization of net actuarial loss	(894)	See Note 20 “Pension Plans”
Amortization of transition obligation	(49)	See Note 20 “Pension Plans”

	92	Total before income tax
	(23)	Income tax (expense) or benefit

	¥69	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(728)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(728)	Total before income tax
	1,296	Income tax (expense) or benefit

	¥568	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥132	Finance revenues/Interest expense
Foreign exchange contracts	(20)	Other (income) and expense
Foreign currency swap agreements	3,910	Finance revenues/Interest expense/ Other (income) and expense

	4,022	Total before income tax
	(981)	Income tax (expense) or benefit

	¥3,041	Net of tax

F-
109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2019
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥3,460	Gains on investment securities and dividends
Sales of debt securities	1,573	Life insurance premiums and related investment income
Amortization of debt securities	(1,030)	Finance revenues
Amortization of debt securities	(146)	Life insurance premiums and related investment income
Others	(1,223)	Write-downs of securities and other

	2,634	Total before income tax
	(680)	Income tax (expense) or benefit

	¥1,954	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥38	Life insurance costs

	38	Total before income tax
	(11)	Income tax (expense) or benefit

	¥27	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,071	See Note 20 “Pension Plans”
Amortization of net actuarial loss	(919)	See Note 20 “Pension Plans”
Amortization of transition obligation	(7)	See Note 20 “Pension Plans”

	145	Total before income tax
	(43)	Income tax (expense) or benefit

	¥102	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(3)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(3)	Total before income tax
	0	Income tax (expense) or benefit

	¥(3)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥157	Finance revenues/Interest expense
Foreign exchange contracts	(156)	Other (income) and expense
Foreign currency swap agreements	(639)	Finance revenues/Interest expense/ Other (income) and expense

	(638)	Total before income tax
	135	Income tax (expense) or benefit

	¥(503)	Net of tax

F-1
10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2020
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥2,366	Gains on investment securities and dividends
Sales of debt securities	6,710	Life insurance premiums and related investment income
Amortization of debt securities	(1,425)	Finance revenues
Amortization of debt securities	(894)	Life insurance premiums and related investment income

	6,757	Total before income tax
	(1,938)	Income tax (expense) or benefit

	¥4,819	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥62	Life insurance costs

	62	Total before income tax
	(17)	Income tax (expense) or benefit

	¥45	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,028	See Note 20 “Pension Plans”
Amortization of net actuarial loss	(1,895)	See Note 20 “Pension Plans”
Amortization of transition obligation	(1)	See Note 20 “Pension Plans”

	(868)	Total before income tax
	225	Income tax (expense) or benefit

	¥(643)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(5,760)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Write-downs of securities
Sales or liquidation , other	(7,245)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Write-downs of securities

	(13,005)	Total before income tax
	4,064	Income tax (expense) or benefit

	¥(8,941)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(775)	Interest expense
Foreign exchange contracts	(338)	Interest expense /Other (income) and expense
Foreign currency swap agreements	3,936	Interest expense/Other (income) and expense

	2,823	Total before income tax
	(652)	Income tax (expense) or benefit

	¥2,171	Net of tax

F-1
11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Comprehensive income (loss) and its components attributable to ORIX Corporation and noncontrolling interests have been reported, net of tax, in the consolidated statements of changes in equity, and information about comprehensive income (loss) and its components attributable to redeemable noncontrolling interests is provided in Note 21 “Redeemable Noncontrolling Interests.” Total comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of comprehensive income.
24. ORIX Corporation Shareholders’ Equity
Changes in the number of shares issued in fiscal 2018, 2019 and 2020 are as follows:

	Number of shares
	2018	2019	2020
Beginning balance	1,324,107,328	1,324,495,728	1,324,629,128
Exercise of stock options	388,400	133,400	0

Ending balance	1,324,495,728	1,324,629,128	1,324,629,128

The Japanese Companies Act (the “Act”) provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in
capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in
capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, if specified in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2020 that a total of ¥51,493 million dividends shall be distributed to the shareholders of record as of March 31, 2020. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution.
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
paid-in
capital.
The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated
financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥789,063 million as of March 31, 2020.
Retained earnings at March 31, 2020 include ¥114,496 million relating to equity in undistributed earnings of the companies accounted for by the equity method.
As of March 31, 2020, the restricted net assets of certain subsidiaries include regulatory capital requirements mainly for banking and life insurance operations of ¥14,116 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
25. Gains on Investment Securities and Dividends
Gains on investment securities and dividends in fiscal 2018, 2019 and 2020 consist of the following:

	Millions of yen
	2018	2019	2020
Net gains on investment securities	¥39,139	¥14,273	¥20,204
Dividends income, other	4,163	1,685	2,295

	¥43,302	¥15,958	¥22,499

*	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities” since fiscal 2019.
26. Life Insurance Operations
Life insurance premiums and related investment income in fiscal 2018, 2019 and 2020 consist of the following:

	Millions of yen
	2018	2019	2020
Life insurance premiums	¥299,320	¥330,811	¥360,583
Life insurance related investment income*	52,270	16,325	7,195

	¥351,590	¥347,136	¥367,778

*	Life insurance related investment income in fiscal 2018 includes a net unrealized holding gain of ¥14,463 million on trading securities held as of March 31, 2018. Life insurance related investment income in fiscal 2019 and 2020 include net unrealized holding losses of ¥217 million and ¥13,122 million on equity securities held as of March 31, 2019 and 2020, respectively.
Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For fiscal 2018, 2019 and 2020, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	2018	2019	2020
Reinsurance benefits	¥3,617	¥2,849	¥3,268
Reinsurance premiums	(6,993)	(5,546)	(5,395)
The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for fiscal 2018, 2019 and 2020 amounted to ¥16,465 million, ¥19,592 million and ¥20,611 million, respectively.
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
CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
variable annuity and variable life insurance contracts. In addition, the fair value option was elected for the entire variable annuity and variable life insurance contracts to offset earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. Life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts for which the fair value option was elected and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.
The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for fiscal 2018, 2019 and 2020 are mainly as follows:

	Millions of yen
	2018	2019	2020
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥46,890	¥879	¥(10,798)
Net gains or losses from derivative contracts :	(7,332)	(1,348)	1,667
Futures	(6,238)	(374)	1,257
Foreign exchange contracts	(270)	(350)	8
Options held	(824)	(624)	402
Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(161,510)	¥(83,491)	¥(58,244)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	180,775	75,617	53,442
Changes in the fair value of the reinsurance contracts	7,108	2,559	(5,757)
27. Write-Downs of Long-Lived Assets
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
As of March 31, 2019 and 2020, the long-lived assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	2019	2020
Investment in operating leases	¥24,956	¥5,208
Property under facility operations	44,473	436
Other assets	19	0
The long-lived assets classified as held for sale as of March 31, 2019 are included in Corporate Financial Services segment, Real Estate segment, Investment and Operation segment and Overseas Business segment. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
long-lived assets classified as held for sale as of March 31, 2020 are included in Real Estate segment and Investment and Operation segment.
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
During fiscal 2018, 2019 and 2020, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥5,525 million, ¥2,418 million and ¥3,043 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

Fiscal Year ended March 31, 2018	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥190	2	¥0	—
Commercial facilities other than office buildings	1,134	2	297	3
Others*	538	—	3,366	—

Total	¥1,862	—	¥3,663	—

Fiscal Year ended March 31, 2019	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Commercial facilities other than office buildings	¥712	1	¥16	1
Others*	0	—	1,690	—

Total	¥712	—	¥1,706	—

Fiscal Year ended March 31, 2020	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Commercial facilities other than office buildings	¥0	—	¥529	2
Condominiums	159	1	77	3
Land undeveloped or under construction	0	—	2,083	2
Others*	0	—	195	—

Total	¥159	—	¥2,884	—

*	For the “Others”, the number of properties are omitted. Write-downs of long-lived assets for fiscal 2018
,
 2019
and 2020
include write-downs of ¥2,138
million, ¥825 million and
¥109 million of hotels, respectively.
Breakdowns of these amounts by segment are provided in Note 34 “Segment Information.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
28. Per Share Data
Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2018, 2019 and 2020 is as follows:
In fiscal 2018, the diluted EPS calculation excludes stock compensation for 192 thousand shares, as they were antidilutive. In fiscal 2019 and 2020, there was no stock compensation which was antidilutive.

	Millions of yen
	2018	2019	2020
Net Income attributable to ORIX Corporation shareholders	¥313,135	¥323,745	¥302,700

	Thousands of shares
	2018	2019	2020
Weighted-average shares	1,281,238	1,280,020	1,275,166
Effect of dilutive securities
Stock compensation	1,314	1,107	1,153

Weighted-average shares for diluted EPS computation	1,282,552	1,281,127	1,276,319

	Yen
	2018	2019	2020
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥244.40	¥252.92	¥237.38
Diluted	244.15	252.70	237.17

Note:
The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation (1,946,561 shares, 1,740,314 shares and 1,735,570 shares in fiscal 2018, 2019 and 2020).

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
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2019 and 2020.
(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.
(b) Fair value hedges
The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign exchange contracts to minimize foreign currency exposures on bonds in foreign currencies. The Company and certain overseas subsidiaries use interest rate swap agreements to hedge interest rate exposure of the fair values of National government bonds in foreign currencies.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The effect of derivative instruments on the consolidated statements of income, pre-tax,
for fiscal 2018 is as follows.
(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(114)	Finance revenues/Interest expense	¥132	—	¥0
Foreign exchange contracts	(566)	Other (income) and expense	(20)	—	0
Foreign currency swap agreements	5,620	Finance revenues/Interest expense/Other (income) and expense	3,910	Other (income) and expense	(1,124)
(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location

Interest rate swap agreements	¥(393)	Finance revenues/Interest expense	¥393	Finance revenues/Interest expense

Foreign exchange contracts	956	Other (income) and expense	(956)	Other (income) and expense

Foreign currency swap agreements	1,147	Other (income) and expense	(1,147)	Other (income) and expense
(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(14,300)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(3,559)	—	¥0
Borrowings and bonds in foreign currencies	8,746	—	0	—	0
F-
118

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥1,420	Other (income) and expense
Futures	(5,819)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	(6,626)	Gains on investment securities and dividends Life insurance premiums and related investment income* Other (income) and expense
Credit derivatives held	(4)	Other (income) and expense
Options held/written and other	(291)	Other (income) and expense Life insurance premiums and related investment income*

*	Futures, foreign exchange contracts and options held/written and other in the above table include losses arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2018 (see Note 26 “Life Insurance Operations”).
The effect of derivative instruments on the consolidated statements of income, pre-tax,
for fiscal 2019 is as follows.
(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(4,313)	Finance revenues/Interest expense	¥157	—	¥0
Foreign exchange contracts	115	Other (income) and expense	(156)	—	0
Foreign currency swap agreements	(1,816)	Finance revenues/Interest expense/Other (income) and expense	(639)	—	0
(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(8,448)	Finance revenues/Interest expense	¥8,448	Finance revenues/Interest expense
Foreign exchange contracts	(5,538)	Other (income) and expense	5,403	Other (income) and expense
F-
119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥4,850	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(2,540)	—	¥0
Borrowings and bonds in foreign currencies	(5,963)	—	0	—	0
(4) Derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥832	Other (income) and expense
Futures	(912)	Gains on investment securities and dividends Life insurance premiums and related investment income*
Foreign exchange contracts	(6,589)	Gains on investment securities and dividends Life insurance premiums and related investment income* Other (income) and expense
Credit derivatives held	105	Other (income) and expense
Options held/written and other	710	Other (income) and expense Life insurance premiums and related investment income*

*	Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2019 (see Note 26 “Life Insurance Operations”).
The effect of derivative instruments on the consolidated statements of income, pre-tax,
for fiscal 2020 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥(11,506)	¥775	¥0
Foreign exchange contracts	(241)	(119)	457
Foreign currency swap agreements	3,851	413	(4,349)
F-
120

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense

Interest rate swap agreements	¥(19,805)	¥0	¥18,955	¥0
Foreign exchange contracts	3,656	(187)	(3,294)	244
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income (Millions of yen)
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Write-downs of securities	Interest expense
Foreign exchange contracts	¥15,273	¥1,594	¥2,759	¥4,595
Borrowings and bonds in foreign currencies	13,489	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative (Millions of yen)
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥7	¥159
Futures	1,257	0	(1,843)
Foreign exchange contracts	204	4,803	(1,840)
Credit derivatives held	0	0	(6)
Options held/written and other	402	0	4,481

*	Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2020 (see Note 26 “Life Insurance Operations”).
The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for fiscal 2020 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses)
	Other (income) and expense	Interest expense	Life insurance premiums and related investment income
Foreign exchange contracts	¥0	¥3	¥(3,020)
Options held/written and other	29	0	0
F-
121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount at March 31, 2020 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities*	¥320,344	¥24,397	—	¥0	¥0

*	Accumulated fair value hedge adjustments of ¥(1,599) million are included for hedged items for which hedge accounting has been discontinued.
Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2019 and 2020 are as follows.
March 31, 2019

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥498,874	¥11	Other Assets	¥17,320	Other Liabilities
Futures, foreign exchange contracts	505,909	1,888	Other Assets	3,177	Other Liabilities
Foreign currency swap agreements	65,575	1,203	Other Assets	364	Other Liabilities
Foreign currency long-term debt	641,127	0	—	0	—
Derivatives not designated as hedging instruments:
Interest rate swap agreements	¥60,657	¥127	Other Assets	¥119	Other Liabilities
Options held/written and other*	556,668	11,140	Other Assets	2,809	Other Liabilities
Futures, foreign exchange contracts*	320,710	1,119	Other Assets	2,159	Other Liabilities
Credit derivatives held	262	7	Other Assets	10	Other Liabilities

*	The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥34,701 million, futures contracts of ¥37,359 million and foreign exchange contracts of ¥13,171 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2019, respectively. Derivative assets in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥206 million, ¥248 million and ¥30 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥258 million and ¥173 million at March 31, 2019, respectively.
F-12
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
December 31, 2020

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥494,893	¥0	—	¥43,889	Other Liabilities
Options held/written and other	742	28	Other Assets	0	—
Futures, foreign exchange contracts	623,172	7,555	Other Assets	4,365	Other Liabilities
Foreign currency swap agreements	68,840	5,079	Other Assets	137	Other Liabilities
Foreign currency long-term debt	612,536	0	—	0	—
Derivatives not designated as hedging instruments:
Interest rate swap agreements	¥7,644	¥0	—	¥113	Other Liabilities
Options held/written and other*	670,044	21,318	Other Assets	20,004	Other Liabilities
Futures, foreign exchange contracts*	372,948	5,710	Other Assets	5,141	Other Liabilities

*	The notional amounts of options held/written and other and futures, foreign exchange contracts in the above table include options held of ¥16,754 million, futures contracts of ¥35,875 million and foreign exchange contracts of ¥16,656 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2020, respectively. Derivative assets in the above table include fair value of the options held, futures contracts and foreign exchange contracts before offsetting of ¥598 million, ¥165 million and ¥111 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥1,564 million and ¥178 million at March 31, 2020, respectively.
30. Offsetting Assets and Liabilities
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2019 and 2020 are as follows.
March 31, 2019

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/ pledged
Derivative assets	¥15,495	¥(1,497)	¥13,998	¥(196)	¥0	¥13,802

Total assets	¥15,495	¥(1,497)	¥13,998	¥(196)	¥0	¥13,802

Derivative liabilities	¥25,958	¥(1,497)	¥24,461	¥(8,353)	¥(79)	¥16,029

Total liabilities	¥25,958	¥(1,497)	¥24,461	¥(8,353)	¥(79)	¥16,029

F-12
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
March 31, 2020

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/ pledged
Derivative assets	¥39,690	¥(9,152)	¥30,538	¥(598)	¥(843)	¥29,097

Total assets	¥39,690	¥(9,152)	¥30,538	¥(598)	¥(843)	¥29,097

Derivative liabilities	¥73,649	¥(9,152)	¥64,497	¥(25,997)	¥0	¥38,500

Total liabilities	¥73,649	¥(9,152)	¥64,497	¥(25,997)	¥0	¥38,500

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
31. Significant Concentrations of Credit Risk
The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries’ principal financial instrument portfolio consists of investment in net investment
 in
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
At March 31, 2019 and 2020, no concentration with a single obligor exceeded 1% of the Company’s consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥6,363 billion, or 72%, at March 31, 2019 and ¥6,995 billion, or 73%, at March 31, 2020 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risk outside of Japan is exposure attributable to obligors located in the Americas. The gross amount of such exposure is ¥1,075 billion and ¥1,374 billion as of March 31, 2019 and 2020, respectively.
The Company and its subsidiaries have transportation equipment such as automobile operations and aircraft. Transportation equipment is mainly recorded in investment in net investment
 in
leases and operating leases. In connection with investment in net investment
 in
leases and operating leases, the percentage of investment in transportation equipment to consolidated total assets is 11.4% and 10.0% as of March 31, 2019 and 2020, respectively.
The Company and its subsidiaries provide consumers with
real estate

loans. In connection with installment loans, the percentage of real estate
loans
for consumers

to consolidated total assets is 13.1% and 14.4% as of March 31, 2019 and 2020, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
32. Estimated Fair Value of Financial Instruments
The following information is provided to help readers gain an understanding of the relationship between carrying amount of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
March 31, 2020

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥982,666	¥982,666	¥982,666	¥0	¥0
Restricted cash	152,618	152,618	152,618	0	0
Installment loans (net of allowance for probable loan losses)	3,695,342	3,653,042	0	207,950	3,445,092
Equity securities*1	375,174	375,174	58,400	232,873	83,901
Trading debt securities	7,431	7,431	0	7,431	0
Available-for-sale debt securities	1,631,185	1,631,185	21,490	1,521,342	88,353
Held-to-maturity debt securities	113,805	143,189	0	118,472	24,717
Other Assets:
Time deposits	5,918	5,918	0	5,918	0
Derivative assets*2	30,538	30,538	0	0	0
Reinsurance recoverables (Investment contracts)	8,625	8,298	0	0	8,298
Liabilities:
Short-term debt	¥336,832	¥336,832	¥0	¥336,832	¥0
Deposits	2,086,765	2,088,513	0	2,088,513	0
Policy liabilities and Policy account balances (Investment contracts)	213,885	214,048	0	0	214,048
Long-term debt	4,279,354	4,291,697	0	1,247,587	3,044,110
Other Liabilities:
Derivative liabilities*2	64,497	64,497	0	0	0

*1	The amount of ¥11,631 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”
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
33. Commitments, Guarantees and Contingent Liabilities
Commitments
—As of
March 31, 2020, the Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥3,027 million.

NOTES
TO
CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The minimum future rentals on
non-cancelable
operating leases as of March 31, 2019 are as follows:

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
The Company and certain subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥17,564 million in fiscal 2019.
Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable
contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥5,922 million, ¥7,355 million and ¥7,139 million in fiscal 2018, 2019 and 2020, respectively. The longest contract of them will mature in fiscal 2026. As of March 31, 2020, the amounts due are as follows:

Years ending March 31,	Millions of yen
2021	¥3,183
2022	901
2023	1,443
2024	374
2025	9
Thereafter	1

Total	¥5,911

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥78,509 million as of March 31, 2020.
The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2020, the total unused credit and capital amount available is ¥377,870 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Guarantees
—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC460 (“Guarantees”). The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2019 and 2020:

	2019			2020
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥500,499	¥6,707	2026	¥490,839	¥6,065	2026
Transferred loans	175,623	1,436	2059	355,452	2,371	2060
Consumer loans	343,119	42,400	2030	341,466	41,019	2031
Real estate loans	40,395	4,701	2048	29,235	4,422	2048
Other	263	1	2024	130	0	2024

Total	¥1,059,899	¥55,245	—	¥1,217,122	¥53,877	—

Guarantee of corporate loans:
The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2019 and 2020, total notional amount of the loans subject to such guarantees are ¥1,089,000 million and ¥715,000 million, respectively, and book value of guarantee liabilities are ¥2,559 million and ¥2,498 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of the fiscal year. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2020.
Guarantee of transferred loans:
A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval mainly from Fannie Mae under the Delegated Underwriting and Servicing program and Freddie Mac under the Delegated Underwriting Initiative program. As part of these programs, Fannie Mae and Freddie Mac provide a commitment to purchase the loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees in fiscal 2020.
As of March 31, 2019 and 2020, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥593,062 million and ¥1,643,060 million, respectively.
Guarantee of consumer loans:
A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally a month or more.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees in fiscal 2020.
Guarantee of real estate loans:
The Company and certain subsidiaries guarantee real estate loans for consumer issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The real estate loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees in fiscal 2020.
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
Litigation
—The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.
34. Segment Information
Based on the nature of major products and services, customer base, and management organizations, our business are organized into six operating segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business.
Financial information about the operating segments reported below is that which is available by segment and regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Types of products and services of the six segments are as follows.

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
In fiscal 2019, the Company had made
DAIKYO
a wholly-owned subsidiary, to complement their respective real estate business and to jointly aim for medium- and long-term growth as a comprehensive real estate group. Accordingly, the segment classification of DAIKYO had been shifted from Investment and Operation segment to Real Estate segment since the previous fiscal year. As a result of this change, the segment data of the previous fiscal year has been retrospectively restated.
Financial information of the segments for fiscal 2018, 2019 and 2020 is as follows:

Year ended March 31, 2018	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥115,837	¥275,933	¥489,752	¥1,083,505	¥428,697	¥479,619	¥2,873,343
Finance revenues	30,737	14,247	2,072	9,274	72,929	98,426	227,685
Interest expense	5,019	3,242	2,285	5,670	4,026	51,536	71,778
Depreciation and amortization	10,404	131,829	18,218	18,460	21,642	70,109	270,662
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	1,072	192	(8)	(927)	11,244	5,783	17,356
Write-downs of long-lived assets	32	29	4,187	27	0	1,250	5,525
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	0	(53,512)	0	(53,512)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	2,681	102	35,461	49,315	6	11,749	99,314
Segment profits	49,275	40,162	74,395	84,097	74,527	106,622	429,078
Segment assets	991,818	847,190	801,969	674,617	3,174,505	2,608,819	9,098,918
Long-lived assets	41,252	482,563	509,450	257,266	43,878	507,715	1,842,124
Expenditures for long-lived assets	3,764	170,727	69,693	47,841	174	286,730	578,929
Investment in affiliates	16,845	1,996	100,219	156,896	702	314,569	591,227

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Year ended March 31, 2019	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥95,212	¥288,211	¥529,064	¥615,151	¥428,904	¥490,730	¥2,447,272
Finance revenues	28,829	14,352	2,065	9,063	76,693	111,634	242,636
Interest expense	4,067	3,026	2,249	7,054	4,080	62,821	83,297
Depreciation and amortization	11,096	139,897	17,299	21,223	25,774	73,123	288,412
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	1,106	336	23	(187)	11,541	9,564	22,383
Write-downs of long-lived assets	0	712	1,553	43	0	110	2,418
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	0	10,109	0	10,109
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	(416)	1,329	16,845	15,707	(17)	32,840	66,288
Segment profits	25,482	38,841	89,247	38,170	84,211	125,444	401,395
Segment assets	959,725	873,775	720,221	733,612	3,571,437	3,138,928	9,997,698
Long-lived assets	39,856	500,435	424,833	282,895	29,406	524,662	1,802,087
Expenditures for long-lived assets	2,781	195,443	73,321	40,818	2	308,808	621,173
Investment in affiliates	16,276	33	107,072	161,966	631	556,682	842,660

Year ended March 31, 2020	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥97,007	¥336,438	¥466,639	¥451,197	¥454,751	¥486,328	¥2,292,360
Finance revenues	28,522	30,820	3,249	7,618	81,089	126,352	277,650
Interest expense	3,563	2,837	1,557	9,061	4,489	68,010	89,517
Depreciation and amortization	10,938	144,836	15,487	25,301	27,848	71,408	295,818
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	1,119	349	14	(30)	11,971	11,002	24,425
Write-downs of long-lived assets	0	11	303	2,106	0	623	3,043
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	0	70,120	0	70,120
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	659	(14)	28,743	35,463	3	77,029	141,883
Segment profits	14,611	33,724	76,857	55,715	80,387	156,433	417,727
Segment assets	948,268	889,615	749,694	847,082	4,183,894	3,287,445	10,905,998
Long-lived assets	92,434	529,757	470,888	411,636	28,911	470,720	2,004,346
Expenditures for long-lived assets	2,109	190,093	68,608	33,787	0	253,226	547,823
Investment in affiliates	18,328	19	91,835	150,856	400	560,162	821,600
The accounting policies of the segments are almost the same as those described in Note 1 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests. Net income

NOTES TO CONSOLIDATED
FINANCIAL
STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses
(pre-tax)
attributable to ORIX Corporation Shareholders. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax
basis. Additionally, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, which are recognized net of tax in the accompanying consolidated statements of income, are adjusted to profit or loss before income taxes, when calculating segment profits or losses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.
Assets attributed to each segment are net investment in leases, installment loans, investment in operating leases, investment in securities, property under facility operations, investment in affiliates, inventories, advances for finance lease and operating lease (included in other assets), advances for property under facility operations (included in other assets), goodwill, intangible assets acquired in business combinations (included in other assets) and servicing assets (included in other assets). It should be noted that the depreciation expenses of office facilities are included in each segment profit and loss while the corresponding assets are not allocated to each segment’s assets. However, the amount is not significant.
Certain line items presented in the consolidated statements of income have been changed starting from fiscal 2019. For further information, see Note 1 “Significant Accounting and Reporting Policies (ah) Reclassifications.”
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
The New Lease Standard has been adopted since April 1, 2019. This adoption has resulted in a gross up of ROU assets of investment
in operating leases and property under facility operations related to operating leases of land, office and equipment, where the Company is the lessee, as segment assets in all of our segments except for Retail segment. In addition, segment revenues and segment expenses mainly in Corporate Financial Service segment and Maintenance Leasing segment increased as a result of a gross up of revenues and expenses of certain lessor costs. For further information, see Note 1 “Significant Accounting and Reporting Policies (ag) New accounting pronouncements.”
The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	2018	2019	2020
Segment revenues:
Total revenues for segments	¥2,873,343	¥2,447,272	¥2,292,360
Revenues related to corporate assets	8,531	8,655	8,559
Revenues from inter-segment transactions	(19,103)	(21,063)	(20,590)

Total consolidated revenues	¥2,862,771	¥2,434,864	¥2,280,329

Segment profits:
Total segment profits	¥429,078	¥401,395	¥417,727
Corporate losses	(4,329)	(10,012)	(10,395)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	10,752	4,347	5,229

Total consolidated income before income taxes	¥435,501	¥395,730	¥412,561

Segment assets:
Total segment assets	¥9,098,918	¥9,997,698	¥10,905,998
Cash and cash equivalents, restricted cash	1,405,117	1,283,580	1,135,284
Allowance for doubtful receivables on finance leases and probable loan losses	(54,672)	(58,011)	(56,836)
Trade notes, accounts and other receivable	294,773	280,590	312,744
Other corporate assets	681,846	671,060	770,338

Total consolidated assets	¥11,425,982	¥12,174,917	¥13,067,528

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Fiscal Year ended March 31, 2018
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥2,377,729	¥208,264	¥276,778	¥2,862,771
Income before Income Taxes	320,511	74,105	40,885	435,501

	Millions of yen
	Fiscal Year ended March 31, 2019
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥1,948,868	¥205,233	¥280,763	¥2,434,864
Income before Income Taxes	274,431	70,935	50,364	395,730

	Millions of yen
	Fiscal Year ended March 31, 2020
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥1,792,790	¥201,578	¥285,961	¥2,280,329
Income before Income Taxes	260,323	74,086	78,152	412,561

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Revenues from one customer that exceeds 10% of consolidated revenue for fiscal 2018 consist of approximately ¥3 million in Corporate Financial Services Segment and ¥320,446 million in Investment and Operation Segment. No single customer accounted for 10% or more of the Company’s total revenues for fiscal 2019 and 2020.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2020
	Reportable segments							Corporate revenue and intersegment transactions	Total revenues
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Goods or services category
Sales of goods	¥5,707	¥5,829	¥4,261	¥266,271	¥0	¥4,131	¥286,199	¥1,359	¥287,558
Real estate sales	0	0	117,969	0	0	984	118,953	0	118,953
Asset management and servicing	0	0	7,453	383	167	173,948	181,951	(100)	181,851
Automobile related services	488	60,704	0	232	0	16,950	78,374	(387)	77,987
Facilities operation	0	0	68,934	0	0	363	69,297	0	69,297
Environment and energy services	2,911	0	0	138,380	0	963	142,254	(722)	141,532
Real estate management and brokerage	0	0	106,234	0	0	0	106,234	(2,124)	104,110
Real estate contract work	0	0	89,522	0	0	0	89,522	(556)	88,966
Other	36,340	10,630	3,921	34,942	4,147	17,313	107,293	(3,234)	104,059

Total revenues from contracts with customers	45,446	77,163	398,294	440,208	4,314	214,652	1,180,077	(5,764)	1,174,313

Geographical location
Japan	45,446	76,462	398,294	436,500	4,314	5,704	966,720	(2,079)	964,641
The Americas	0	0	0	0	0	99,979	99,979	0	99,979
Other	0	701	0	3,708	0	108,969	113,378	(3,685)	109,693

Total revenues from contracts with customers	45,446	77,163	398,294	440,208	4,314	214,652	1,180,077	(5,764)	1,174,313

Other revenues*	51,561	259,275	68,345	10,989	450,437	271,676	1,112,283	(6,267)	1,106,016

Segment revenues/Total revenues	¥97,007	¥336,438	¥466,639	¥451,197	¥454,751	¥486,328	¥2,292,360	¥(12,031)	¥2,280,329

*	Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
35. Subsequent Events
The share repurchase based on the resolution at the Board of Directors meeting held on October 28, 2019 and cancellation of own shares were completed. The details of share repurchase and cancellation of own shares subsequent to the balance sheet date are as follows.

(1) Status of Share Repurchase

• Class of shares repurchased	Common shares

• Total number of shares repurchased	8,224,900 shares

• Total value of shares repurchased	¥10,088,218,300

• Repurchased period	April 1, 2020 – May 8, 2020

• Method of share repurchased	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)
Cumulative number of own shares acquired based on the above resolution at the Board of Directors meeting as of May 8, 2020

• Class of shares repurchased	Common shares
• Total number of shares repurchased	34,061,300 shares
• Total value of shares repurchased	¥55,807,590,700
• Repurchased period	November 1, 2019 – May 8, 2020
• Method of share repurchased	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(2) Cancellation of Own Shares

• Class of shares cancelled	Common shares
• Number of shares cancelled	10,674,148 shares
• Cancellation date	May 29, 2020

F-13
6

Schedule II.—Valuation and Qualifying Accounts and Reserves
ORIX Corporation and Subsidiaries

	Millions of yen
	Year Ended March 31, 2018
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥144	¥0	¥2,159	¥(182)	¥30	¥2,151

Total	¥144	¥0	¥2,159	¥(182)	¥30	¥2,151

	Millions of yen
	Year Ended March 31, 2019
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥2,151	¥0	¥0	¥(3)	¥(99)	¥2,049

Total	¥2,151	¥0	¥—	¥(3)	¥(99)	¥2,049

	Millions of yen
	Year Ended March 31, 2020
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥2,049	¥0	¥73	¥(1,365)	¥(67)	¥690

Total	¥2,049	¥0	¥73	¥(1,365)	¥(67)	¥690

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets:
Valuation allowance
Year ended March 31, 2018	¥43,487	¥0	¥1,451	¥(30,295)	¥33	¥14,676
Year ended March 31, 2019	¥14,676	¥0	¥2,376	¥(3,717)	¥(179)	¥13,156
Year ended March 31, 2020	¥13,156	¥522	¥3,401	¥(1,677)	¥(33)	¥15,369

*1	The amount of deduction includes benefits recognized in earnings, expiration of loss carryforwards and sales of subsidiaries. The amounts of benefits recognized in earnings were ¥8,303 million in fiscal 2018, ¥2,648 million in fiscal 2019 and ¥890 million in fiscal 2020.

*2	The amount of other includes translation adjustment and the effect of changes in statutory tax rate.

F-13
7