Form 20-F
period 2021-03-31
ORIX CORP
filed 2021-06-29
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021
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
World Trade Center Building
,
SOUTH TOWER,
2-4-1
Hamamatsu-cho
,
Minato-ku
Tokyo
105-5135,
Japan
(Address of principal executive offices)
Hiroya Goto
World Trade Center Building
,
SOUTH TOWER,
2-4-1
Hamamatsu-cho
,
Minato-ku
Tokyo
105-5135,
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
As of March 31, 2021, 1,285,724,480

Shares were outstanding, including Shares that were represented by
4,
661
,
728
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
The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2021 is referred to throughout this annual report as “fiscal 2021,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.
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

	Year ended March 31,
	2017	2018	2019	2020	2021
	(Millions of yen)
Income statement data* 1 :
Total revenues* 2	¥2,678,659	¥2,862,771	¥2,434,864	¥2,280,329	¥2,292,708
Total expenses	2,349,435	2,526,576	2,105,426	2,010,648	2,033,894
Operating income	329,224	336,195	329,438	269,681	258,814
Equity in net income of affiliates	26,520	50,103	32,978	67,924	481
Gains on sales of subsidiaries and affiliates and liquidation losses, net	63,419	49,203	33,314	74,001	23,300
Bargain purchase gain	5,802	0	0	955	4,966
Income before income taxes	424,965	435,501	395,730	412,561	287,561
Net Income	280,926	321,589	327,039	306,724	196,814
Net income attributable to the noncontrolling interests	7,255	8,002	2,890	3,640	4,453
Net income (loss) attributable to the redeemable noncontrolling interests	432	452	404	384	(23)
Net income attributable to ORIX Corporation shareholders	273,239	313,135	323,745	302,700	192,384

	As of March 31,
	2017	2018	2019	2020	2021
	(Millions of yen, except number of shares)
Balance sheet data* 1 :
Investment in Direct Financing Leases* 3	¥1,204,024	¥1,194,888	¥1,155,632	¥0	¥0
Net Investment in Leases* 3	0	0	0	1,080,964	1,029,518
Installment Loans* 3	2,815,706	2,823,769	3,277,670	3,740,486	3,670,784
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses* 4	(59,227)	(54,672)	(58,011)	(56,836)	0
Allowance for Credit Losses* 4	0	0	0	0	(78,945)
Investment in Operating Leases	1,313,164	1,344,926	1,335,959	1,400,001	1,408,189
Investment in Securities	2,026,512	1,729,455	1,928,916	2,245,323	2,660,443
Property under Facility Operations	398,936	434,786	441,632	562,485	491,855
Others	3,532,780	3,952,830	4,093,119	4,095,105	4,381,238

Total Assets	¥11,231,895	¥11,425,982	¥12,174,917	¥13,067,528	¥13,563,082

Short-term Debt, Long-term Debt and Deposits	¥5,753,059	¥5,890,720	¥6,423,512	¥6,847,889	¥7,041,887
Policy Liabilities and Policy Account Balances	1,564,758	1,511,246	1,521,355	1,591,475	1,822,422
Common Stock	220,524	220,961	221,111	221,111	221,111
Additional Paid-in Capital	268,138	267,291	257,625	257,638	259,361
ORIX Corporation Shareholders’ Equity	2,507,698	2,682,424	2,897,074	2,993,608	3,028,456
Number of Issued Shares	1,324,107,328	1,324,495,728	1,324,629,128	1,324,629,128	1,285,724,480
Number of Outstanding Shares* 5	1,302,587,061	1,280,000,872	1,279,961,352	1,254,471,656	1,217,338,316

	As of and for the Year Ended March 31,
	2017	2018	2019	2020	2021
	(Yen and dollars, except ratios and number of employees)
Key ratios (%)* 6 :
Return on ORIX Corporation shareholders’ equity (“ROE”)	11.3	12.1	11.6	10.3	6.4
Return on assets (“ROA”)	2.46	2.76	2.74	2.40	1.44
ORIX Corporation shareholders’ equity ratio	22.3	23.5	23.8	22.9	22.3
Allowance/investment in direct financing leases and installment loans	1.5	1.4	1.3	0	0
Allowance/net investment in leases and installment loans	0	0	0	1.2	0
Allowance for credit losses/net investment in leases and installment loans	0	0	0	0	1.7

Per share data and employees:
ORIX Corporation shareholders’ equity per share* 7	¥1,925.17	¥2,095.64	¥2,263.41	¥2,386.35	¥2,487.77
Basic earnings per share for net income attributable to ORIX Corporation shareholders	208.88	244.40	252.92	237.38	155.54
Diluted earnings per share for net income attributable to ORIX Corporation shareholders	208.68	244.15	252.70	237.17	155.39
Dividends applicable to fiscal year per share	52.25	66.00	76.00	76.00	78.00
Dividends applicable to fiscal year per share* 8	$0.48	$0.60	$0.69	$0.71	$0.73
Number of employees	34,835	31,890	32,411	31,233	33,153

* 1
Accounting Standards Update
2014-09
(“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)), Accounting Standards Update
2016-01
(“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC
825-10
(“Financial Instruments—Overall”)) and Accounting Standards Update
2016-16
(“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)) were adopted on April 1, 2018. In addition, Accounting Standards Update
2016-02
(ASC 842 (“Leases”)) (hereinafter, “New Lease Standard”) was adopted on April 1, 2019.

* 2	Consumption tax is excluded from the stated amount of total revenues.
* 3
The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥80,347 million, ¥71,974 million, ¥86,046 million and ¥111,430 million as of March 31, 2017, 2018, 2019 and 2020, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥11,600 million, ¥12,084 million and ¥14,807 million as of March 31, 2017, 2018 and 2019, respectively, and net investment in leases considered 90 days or more past due of ¥15,346 million as of March 31, 2020, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥9,722 million, ¥12,748 million, ¥12,412 million and ¥10,264 million as of March 31, 2017, 2018, 2019 and 2020, respectively, and (iii) installment loans individually evaluated for impairment of ¥59,025 million, ¥47,142 million, ¥58,827 million and ¥85,820 million as of March 31, 2017, 2018, 2019 and 2020, respectively. The sum of net investment in leases and installment loans considered non-performing
amounted to ¥106,863 million as of March 31, 2021. This sum included: (i) net investment in leases considered non-performing
of ¥18,925 million as of March 31, 2021 and (ii) installment loans considered non-performing
of ¥87,938 million as of March 31, 2021. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2021 Compared to Year Ended March 31, 2020—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

* 4
Accounting Standards Update
2016-13
(“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) (hereinafter, “Credit Losses Standard”) has been adopted since April 1, 2020, and the amounts of allowance for doubtful receivables on finance leases and probable loan losses have been reclassified to allowance for credit losses. For further information, see Note 1 of “Item 18. Financial Statements.”

* 5
The Company’s shares held through the Board Incentive Plan Trust, which was established in July 2014 to provide shares at the time of retirement as compensation, are included in the number of treasury stock and excluded from the number of outstanding shares. The Board Incentive Plan Trust held 2,126,076 shares, 1,651,443 shares, 1,823,993 shares, 1,476,828 shares and 2,154,248 shares as of March 31, 2017, 2018, 2019, 2020 and 2021, respectively.

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
For information about our management of the principal risks we face, see “Item 5. Risk Management—Management of Principal Risks.”
1. Effects of
COVID-19
Since the beginning of 2020, the novel coronavirus disease 2019
(“COVID-19”)
has spread worldwide and the world economy and business activity have been adversely impacted by preventative measures instituted by governments across the globe, including restrictions on people’s movement and gatherings, such as stay-at-home
orders and limitations on travel and immigration, and requests and orders to limit the operations of, or to close, certain public and private facilities and businesses. In particular, businesses in industries that rely on consumer spending, such as those relating to travel and recreation, passenger transport, in-store
dining and lodging industries, have been significantly impacted and the global economy experienced a significant downturn. Although some countries have been showing some signs of recovery since the second half of 2020, many countries, including Japan, have continued to experience increases in
COVID-19
cases, which has resulted in the imposition by some countries of additional restrictive measures. New variants of coronavirus have also been reported in many countries around the world, including Japan, which could lead to further spread of
COVID-19.
Although vaccines for
COVID-19
have been developed and approved for use, and it appears the implementation of vaccination programs and economic stimulus may both help prevent the spread of
COVID-19
and encourage economic activity, in many countries it is not yet clear to what extent the vaccines will be able to contain the spread of
COVID-19.
Accordingly, it continues to be difficult to predict when the economic and business activity will return to levels seen before the
COVID-19
pandemic.
As of the filing date of this annual report, the spread of
COVID-19
is significantly impacting various business in the ORIX Group. In our Real Estate segment, Japan in-bound
travel restrictions and declarations of state of emergencies within Japan leading to closings of facilities and other
COVID-19-related
factors are adversely impacting operating revenue of our businesses that operate hotels and Japanese inns and other recreational facilities. In our PE Investment and Concession segment, decreases in the number of flights and passengers due to reduced demand for air travel is adversely impacting operating revenue from our operation of airports. In our Aircraft and Ships segment, reduced demand for aircraft is adversely impacting our aircraft leasing business and may do so over the long term as airline companies continue to request forbearance on lease fees leading to decreased revenue, among other effects.
In addition, other businesses in the ORIX Group are experiencing decreased profits resulting from reduced revenue due to economic slowdown, increasing credit costs due to deterioration of borrowers’ business performance, negative impact on asset values due to market volatility and increasing costs related to efforts to prevent the spread of
COVID-19.
In order to prevent the spread of
COVID-19,
the ORIX Group has implemented various measures, including policies on working remotely and restrictions on face-to-face
meetings and domestic and overseas business trips. The implementation of these and other measures may adversely impact our business activities and efficiency.

The ORIX Group has expanded its various businesses into a global network that spans 31 countries and regions around the globe. For this and other reasons, if the global spread of
COVID-19
continues, we expect it could have a multi-faceted and adverse impact on all businesses we operate.
If the
COVID-19
pandemic is prolonged, it is possible that the businesses described above and others in the ORIX Group may experience increases in credit costs due to the deterioration of borrowers’ business performance and declines in assets under management, as well as decreased revenue and increased costs. Depending on developments in the spread of
COVID-19,
there may be increases in liquidity risk, such as increased funding costs and a heightening of the various risks described above and elsewhere in this annual report. In addition, it is possible that the
COVID-19
pandemic will adversely affect our business, management and financial results in ways that are currently unexpected or unknown to us. For further information, see “Item 4. Information on the Company—Strategy—Operating Environment,” “Item 4. Information on the Company—Business Segments,” “Item 5. Operating and Financial Review and Prospects—Overview—Results Overview” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
2. Risks Related to our External Environment (Risk Related to Unpredictable Events)
(1) Global economic weakness and instability or political turmoil could adversely affect our business activities, financial condition and results of operations.
We conduct business operations in Japan and other areas of Asia, as well as in the Americas, Europe, Oceania and the Middle East. Our business is affected by general economic conditions and financial conditions in these countries and regions. These conditions are affected by changes in various factors including, for example, changes in fiscal and monetary policies and trade and technology frictions between the United States and China. Fluctuations or shifts in commodity market prices and consumer demand, trade disputes, political, social or economic instability in these countries and regions could also adversely affect our business activities, financial condition and results of operations.
Despite our attempts to minimize the adverse effects of such factors through, for example, improving our risk management procedures, global economic weakness and instability, or political turmoil could adversely affect our business activities, financial condition and results of operations.
(2) Competition could affect our business
We compete on the basis of pricing, transaction structure, service quality and other terms. It is possible that our competitors may seek to compete aggressively on the basis of pricing and other terms through their advantageous funding costs or without regard to their profitability. As a result of such aggressive competition by our competitors, our market share or our profitability may decline.
(3) Negative publicity could affect our business activities, financial condition, results of operations and share price
Our business is built upon the confidence of our customers and market participants. Whether based on facts or not, negative publicity about our activities, our industries or the parties with whom we do business could harm our reputation and diminish confidence in our business. In such an event, we may lose customers or business opportunities, which could adversely affect our business activities, financial condition and results of operations, as well as our share price.
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
(5) Dispositions of Shares may adversely affect market prices for our Shares
Between June 30, 2020, and June 29, 2021, one of our shareholders filed a large shareholder report pursuant to the Financial Instruments and Exchange Act (“FIEA”) indicating, at the time of filing, beneficial ownership, as that term is used in the FIEA, of more than five percent of the total number of our outstanding Shares by each relevant reporting shareholder. Such shareholder or other of our shareholders may, for strategic, investment or other reasons, decide to reduce their shareholdings in ORIX. Dispositions of Shares, particularly dispositions of large numbers of Shares by major shareholders, may adversely affect market prices for our Shares. For information on major shareholders, see “Item 7. Major Shareholders and Related Party Transactions.”
If foreign investors reduce their investment in Japanese stocks due to changes in global or domestic economic or political conditions, market prices for our Shares could be adversely affected because a large percentage of our Shares are owned by investors outside of Japan.
3. Credit Risk
We maintain an allowance for credit losses on finance leases and probable loan losses. However, we cannot be sure that the allowance will be adequate to cover future credit losses. This allowance may be inadequate due to unexpected adverse changes in the Japanese and overseas economies in which we operate, whether due to
COVID-19
or otherwise, or deterioration of specific industries, markets or customers’ business performance. While we constantly strive to mitigate risk through portfolio management, we may be required to make additional provisions in the future depending on economic trends and other factors.
Furthermore, if adverse economic or market conditions affect the value of underlying collateral, secondhand equipment, or guarantees, our credit-related costs other than the allowance might increase. If any such event occurs, our business activities, financial condition and results of operations could be adversely affected.
4. Business Risk
(1) We are exposed to risks from expansion of our businesses, acquisitions of companies and assets, entry into joint ventures and alliances with other companies and similar activities with uncertain outcomes
We are engaged in a broad range of businesses in Japan and overseas and continue to expand such range, including through acquisitions of companies and businesses. The breadth of our business and continued expansion may expose us to new and complex risks that we may be unable to fully control or foresee, and, as a result, we may incur unexpected and potentially substantial costs or losses. Such unexpected costs and losses, which may result from regulatory, technological or other factors, may be particularly acute when we expand our business through acquisitions. In addition, we may not achieve targeted results if our business or business opportunities do not develop as expected or if competitive pressures undermine profitability. Furthermore, when we acquire companies or businesses to expand our business, we could be required to make large write-downs of goodwill or other assets if the results of operations of an acquired company or business are lower than what we expected at the time we made such acquisition, or if they encounter other financial or operational difficulties.
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
If any such events occur, our business activities, financial condition results of operations and reputation may be adversely affected.
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
When funding costs increase due to actual or perceived increases in market interest rates, financing lease terms and loan interest rates for new transactions may diverge from the trend in market interest rates.
Changes in market interest rates could have an adverse effect on the credit quality of our assets and our asset structure. For example, with respect to floating-rate loan assets, if market interest rates increase, the repayment burdens of our customers may also increase, which could adversely affect the financial condition of such customers and their ability to repay their obligations to us. Alternatively, a decline in interest rates could result in an increase in early repayment of loans and a corresponding decrease in our assets, which could adversely impact our revenue generation capabilities.
Although we enter into derivative investments to hedge our market interest and currency risks, we may not be able to perfectly hedge against all risks arising from our business operations in foreign currencies and overseas investments. As a result, a significant change in interest rates or currency exchange rates could have an adverse impact on our business activities, financial condition and results of operations.
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
(4) The transition away from and discontinuation of LIBOR and other interest rate benchmarks could have a negative impact on our results of operations.
The UK Financial Conduct Authority, which regulates LIBOR, is expected to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. However, this date has been extended by 18 months for certain U.S. dollar LIBOR settings. We are continuing to identify certain assets and liabilities linked to LIBOR and other interest rate benchmarks across our businesses that will require transition to alternative reference rates as a result.

The transition away from and discontinuation of LIBOR and other interest rate benchmarks, uncertainty as to the availability and/or suitability of alternative reference rates, and differences between LIBOR and other interest rate benchmarks and alternative reference rates may affect financial markets and market participants, including us. In response, we have taken, and are continuing to take, necessary steps to proactively address the transition, including monitoring external developments, negotiating successor reference rates with relevant counterparties, planning for the circumstances where the transition results in a mismatch with the fallback reference rates used (particularly in the case of derivatives contracts used for hedging purposes), and evaluating the potential impact on our financial results and condition. However, we remain subject to the risks that our actions to address the transition may be delayed or may not be successful, which could adversely affect our financial condition and the results of our business.
6. Liquidity Risk
Our primary sources of financing include: borrowings from banks and other institutional lenders, funding from capital markets (such as through issuances of bonds, medium-term notes or commercial paper (“CP”), loans receivables and other assets) and deposits. Such sources include a significant amount of short-term debt, such as CP and other short-term borrowings from various institutional lenders and the portion of our long-term debt maturing in the current fiscal year. Some of our committed credit lines require us to comply with financial covenants.
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
7. Compliance Risk
Our efforts to implement and maintain thorough internal controls for appropriate compliance and legal risk management, as well as compliance education programs for our staff, in order to prevent violations of applicable laws, regulations and internal rules may not be fully effective in preventing all violations. In addition, we engage in a wide range of businesses, and our expansion into new businesses through acquisitions may cause our current internal controls to not be fully effective. If we are unable to implement and maintain robust internal controls to prevent any such violations and adjust such controls in response to expansion of our business, we may be subject to sanctions, which could also apply to our officers or employees. Such events could adversely affect our business activities, financial condition, results of operations and reputation.
In addition, we are also indirectly exposed to compliance risk through our joint venture and alliance partners, investee companies and other business partners or counterparties, whom we may not be able to control. If any of those parties engage in violations of applicable laws or regulations, our business activities, financial condition, results of operations and reputation may be adversely affected.

8. Legal Risk
(1) We are subject to various laws and regulations in Japan and overseas that affect may our business
Our businesses and employees are subject to domestic and international laws, as well as regulatory oversight by government authorities who implement those laws, relating to the various sectors in which we operate and to our business operations generally. These include laws and regulations applicable to specific businesses and industries, such as moneylending, financial instruments exchange construction, real estate transactions, hotels, insurance, banking and trust services, as well as laws applicable more generally, such as the Companies Act of Japan, laws and regulations applicable due to our registration with the SEC, such as U.S. securities laws, and laws and regulations on antitrust, personal data protection, anti-money laundering and anti-bribery.
Regardless of whether we have violated any laws, if we become the subject of a governmental investigation, litigation or other proceeding in connection with our businesses, our business activities, financial condition and results of operations may be adversely affected.
For information on the regulations that apply to our businesses, see “Item 4. Information on the Company—Business Regulation.”
(2) Enactment of, or changes in, laws, regulations and accounting standards may affect our business activities, financial condition and results of operations
Enactment of, or changes in, laws and regulations may adversely affect the way that we conduct our business and the products or services that we may offer, as well as limit the activities of our customers, borrowers, invested companies and funding sources. Such enactment or changes may increase our compliance costs. In recent years, foreign laws and regulations on subject matters such as personal data protection, anti-money laundering, anti-bribery and antitrust have been enacted and strengthened such that they may directly apply to the activities of our businesses, even if conducted outside the relevant jurisdiction. If such pattern continues and it becomes necessary for us to comply with different countries’ regulations, in addition to significantly increasing the number of laws and regulations that we need to comply with, it may also significantly increase our compliance costs.
If accounting standards are changed, even if such changes do not directly affect our profitability or financial soundness, industries related to our businesses, our clients or the financial market may be negatively affected. As a result of such enactments or changes, our business activities, financial condition and results of operations could be adversely affected.
(3) Contractual deficiencies may affect our business and other initiatives
When engaging in business and other transactions, deficiencies, including our failure to execute legally required or binding agreements or our execution of agreements that do not reflect our intentions regarding parties’ contractual obligations, may lead to adverse events such as our being the target of infringement, breach of contract and other legal claims by contractual counterparties and third parties or disruption of our ability to obtain rights we expected as part of such transactions. Such events may adversely affect our business activities, financial condition and results of operations.
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
In such event, we could be subject to governmental investigation, litigation or other proceedings in connection with potential violations of applicable data protection laws and regulations, such as the Act on the Protection of Personal Information of Japan and the General Data Protection Regulation adopted in the EU, and may be sued for damages. Our business activities, financial condition, results of operations and reputation may be adversely affected due to these and similar events.
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
System shutdowns, malfunctions or failures, the mishandling of data or fraudulent acts by employees, vendors or other third parties, cyber or ransomware attack by a computer virus, hacking, unauthorized access, business interruption or other types of cyber-terrorism, or a large-scale natural disaster, could have adverse effects on our operations, by causing, for example, delays in the receipt and payment of funds, the loss, damage or leakage of confidential or personal information of our customers or employees, the generation of errors in information used by our management for business decision-making and risk management evaluation and planning, the suspension of certain products or services we provide to our customers or other interruptions of our business activities. In such event, our liquidity or the liquidity of customers who rely on us for financing or payment could be adversely affected. We may also incur substantial costs to recover our business functionality or be sanctioned by regulatory authorities for violating applicable laws and regulations and may be sued for damages.
As a result of the above, our business activities, financial condition, results of operations and reputation may be adversely affected.
10. Operational Risk
(1) If our internal control over financial reporting is identified as being insufficient, our share price, reputation and business activities may be adversely affected
We have established and assessed our internal control over financial reporting in a manner intended to ensure compliance with the requirements of various laws and regulations. However, in future periods our management or independent registered public accounting firm may identify material weaknesses or deficiencies through the respective evaluations and audits of our internal control over financial reporting, that they conduct and such finding may cause us and our accountants to disclose that our internal control over financial reporting is ineffective, which could cause a loss of investor confidence in the reliability of our financial statements and cause our share price to fall. As a result, our business activities, financial condition, results of operations and reputation may be adversely affected.
(2) Our risk management may not be effective
We continuously seek to improve our risk management function. However, due to the rapid expansion of our business or significant changes in the business environment, our risk management may not always be effective. As a result, our business activities, financial condition and results of operations may be adversely affected. For a detailed discussion of our risk management system, see “Item 5. Operating and Financial Review and Prospects—Risk Management.”

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
Our management attempts to manage operational risk and maintain it at a level that we believe is appropriate. However, operational risk is part of the business environment in which we operate, and despite our control measures, our business activities, financial condition results of operations and reputation may be adversely affected at any time due to this risk.
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

Item 4. Information on the Company
GENERAL
ORIX is a joint stock corporation
(kabushiki kaisha)
formed under Japanese law. Our principal place of business is at World Trade Center Building, SOUTH TOWER,
2-4-1
Hamamatsu-cho,
Minato-ku,
Tokyo
105-5135,
Japan, and our phone number is: +81 3 3435 3000. Our general contact URL is https://ssl.orix-form.jp/ir/inquiry_e/ and our corporate website URL is: https://www.orix.co.jp/grp/en. The information on our website is not incorporated by reference into this annual report. ORIX Corporation USA is ORIX’s agent in the United States, and its principal place of business is at 1717 Main Street, Suite 1100, Dallas, Texas 75201, USA.
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
In 2006, we entered the investment banking field in the United States with the acquisition of Houlihan Lokey, Inc. (“Houlihan Lokey”) (All shares sold through a wholly-owned subsidiary ORIX USA in July 2019). In 2010, we acquired RED Capital Group (presently ORIX Real Estate Capital Holdings, LLC), a U.S.-based company that provides financing for multi-family, senior living and healthcare-related real estate development projects in the United States. In 2010, we also acquired Mariner Investment Group LLC, a leading independent
SEC-registered
hedge fund manager (All shares sold through a wholly-owned subsidiary ORIX USA in July 2020).
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
In January 2019, ORIX made DAIKYO INCORPORATED a wholly-owned subsidiary due to the acquisition of common shares of DAIKYO through a tender offer.

STRATEGY
Operating Environment
Since the beginning of 2020, the spread of
COVID-19
continued worldwide, as did the various countermeasures and responses undertaken by governments around the world, including restrictions on the movement and gatherings of people. As a result, the global economy has continued to experience a severe downturn due to demand and supply chain disruptions. In fiscal 2021, ORIX Group has experienced a deterioration in the business environments in which it operates and also declining profitability, with the effects felt most strongly in the facility operation business in Real Estate Segment, the concession business in PE Investment and Concession Segment and the aircraft leasing business in Aircraft and Ships Segment.
In the future, it is hoped that vaccination programs and economic policy will balance the prevention of the further spread of
COVID-19
with economic recovery. However, the situation remains unpredictable for the foreseeable future. The negative impact of
COVID-19
on the three above-mentioned business segments in particular may be longer-term.
Progress on Target Performance Indicators
In its pursuit of sustainable growth, ORIX Group uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and credit ratings to indicate financial soundness.
In fiscal 2021, although certain of our businesses were adversely affected by the
COVID-19
pandemic, the impact to the ORIX group was limited because of the diversified nature of our businesses. As a result, net income attributable to ORIX Corporation shareholders was ¥192.4 billion. ROE for fiscal 2021 declined from 10.3% in the previous fiscal year to 6.4% due to a decrease in net income attributable to ORIX Corporation shareholders and an increase in shareholders’ equity. Our ROE target is 11% or more in the medium and long term. We continue to maintain a credit rating of A or higher.
Three- year trends in performance indicators are as follows.

			As of March 31,
			2019	2020	2021
Net income attributable to ORIX Corporation shareholders	(Millions of yen	)	323,745	302,700	192,384
ROE (1)	(%)		11.6	10.3	6.4

(1)	ROE is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances.
Corporate Challenges to be Addressed
ORIX Group believes that providing new value to society and being a company that is needed by society is what enables a company to achieve sustainable growth. To this end, ORIX Group believes that it must strengthen its management base through the following initiatives.
Promote Sustainability: In order to promote Sustainability and expand disclosure on the status of our initiatives, we established the Sustainability Promotion Team in Corporate Planning Department (current Sustainability Team in Investor Relations and Sustainability Department) in July 2019. We established ORIX Corporate Sustainability Policy, ORIX Human Rights Policy, and ORIX Sustainable Investing and Lending Policy, and based on the ORIX Sustainable Investing and Lending Policy, we review investment and loan projects in the process of considerations from the perspective of sustainability. In addition, in October 2020 we became a supporter of the recommendations of “TCFD” (the Task Force on Climate-related Financial Disclosures) which is aiming to assess and disclose the financial impact of risks and opportunities brought by climate change.
Enhance integrated risk management: We established the ERM Headquarters in June 2017. We are formulating Group-wide risk management policies and standards necessary for ORIX Group to achieve its management strategy and are creating mechanisms to continuously improve the effectiveness of structures and internal control systems for that purpose. In addition, we established Risk Management Department in the ERM Headquarters in August 2020 and we are making ongoing efforts to develop and enhance the operation of the system that can appropriately identify, evaluate, control and manage risks.
Strengthen information security and promote digital transformation: We established Information Security Control Department in June 2018 and Technology Planning and Governance Department in January 2020. We are solidifying the ORIX Group’s IT infrastructure, promoting digitalization of operations and strengthening the security of digitized management information. In the next step, we are considering an effective use of the massive transactional data accumulated over the years, leveraging information technology to expand existing businesses and launch new ones.
PROFILE OF BUSINESS BY SEGMENT
For a discussion of the basis for the breakdown of segments, see Note 34 of “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for fiscal 2019, 2020 and 2021. Since April 1, 2020, the reporting segments have been changed to the aforementioned segments. As a result of this change for fiscal 2021, segment data as of the end of and for the previous fiscal year has been retrospectively restated.

	Years ended March 31,
	2019	2020	2021
	(Millions of yen)
Corporate Financial Services and Maintenance Leasing	¥78,310	¥62,978	¥59,149
Real Estate	93,748	80,182	24,684
PE Investment and Concession	23,061	44,110	3,431
Environment and Energy	12,144	11,625	28,563
Insurance	51,544	44,833	55,119
Banking and Credit	36,434	39,096	48,030
Aircraft and Ships	36,422	45,287	3,755
ORIX USA	50,056	56,690	43,614
ORIX Europe	35,629	43,778	37,886
Asia and Australia	7,521	14,673	14,660

Total segment profits	424,869	443,252	318,891

Difference between segment total and consolidated amounts	(29,139)	(30,691)	(31,330)

Total Consolidated Amounts	¥395,730	¥412,561	¥287,561

Each of our segments is briefly described below.
BUSINESS SEGMENTS
ORIX Group organizes its businesses into ten segments to facilitate strategy formulation, resource allocation and portfolio balancing at the segment level. These ten business segments are: Corporate Financial Services and

Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, Asia and Australia. Management believes that organizing our business into large, strategic units allows us to maximize our corporate value by identifying and cultivating strategic advantages vis-à-vis anticipated competitors in each area and by helping ORIX Group achieve competitive advantage overall.
An overview of operations, operating environment and operating strategy for each of the ten segments follows. However, the operating strategy of each business may change in the future due to developments relating to the spread of
COVID-19,
including the duration and extent to which preventative measures are maintained across the globe.
Corporate Financial Services and Maintenance Leasing
This segment is involved in finance and fee business; leasing and rental of automobiles, electronic measuring instruments and
IT-related
equipment; and Yayoi.
In corporate financial services, we are engaged in leasing and lending businesses with a focus on profitability. We also focus on fee businesses by providing life insurance and environment and energy-related products and services to domestic small and medium-sized
enterprise customers, as well as business succession support in domestic regions. In the automobile-related businesses, we aim to increase market share in small and medium-sized
enterprises and individual customers, as well as large corporate customers by enhancing our competitive advantages stemming from our industry-leading number of fleets under management and one-stop
automobile-related services. In the rental business operated by ORIX Rentec Corporation, we are strengthening our engineering solution businesses by not only providing electronic measuring instruments and
IT-related
equipment leasing and lending, but also developing new services relating to robots and drones.
Real Estate
This segment consists of real estate development, rental and management, facility operation, and real estate asset management.
In our real estate business, we aim to promote portfolio rebalancing by selling rental properties in favorable market conditions while investing in real estate development projects that can generate added value. We are also building a revenue base that is less affected by volatility in the real estate market by expanding the scale of our asset management business, such as REIT and real estate investment advisory services. In addition, we aim to gain stable profits by accumulating expertise through the operation of various facilities such as hotels and Japanese inns. We aim to enhance mutually complementary aspects of the DAIKYO INCORPORATED and its subsidiaries (hereinafter, “DAIKYO”) with ORIX real estate businesses through integration, and to take advantage of our value chain of real estate development and rental, asset management, facility operations, residential management, office building management, construction contracting, and real estate brokerage, and to develop new businesses that make the most of our comprehensive strengths.
PE Investment and Concession
This segment consists of private equity investment, and concession.
In the private equity business, we aim to earn stable profits from investees and sustainable gains on sales by rebalancing our portfolio. We aim to expand investment in focused industries and increase value through rollups and alliances with existing investees as a starting point. At the same time, we seek business opportunities created by changes in the industrial structure and explore diversified investment methods. In the concession business, we aim to strengthen our operations in the three airports (Kansai International Airport, Osaka International Airport and Kobe Airport), and proactively engage in the operation of public infrastructures other than airports.

Environment and Energy
This segment consists of domestic and overseas renewable energy, electric power retailing, ESCO services, sales of solar panels and electricity storage system, and recycling and waste management.
In the environment and energy business, we aim to increase services revenue as a comprehensive energy service provider by promoting our renewable energy business and electric power retailing business. In our solar power generation business, we have secured top solar power production capacity in Japan and we are gradually proceeding with operations. In the renewable energy business and electricity storage system business, we aim to design new business models based on the anticipated future business environment. In the recycling and waste management business, we are making new investments in facilities, with the aim of further expansion of business. We intend to accelerate our renewable energy business overseas by capitalizing the expertise we have gained in the domestic market.
Insurance
This segment consists of life insurance.
In the life insurance business, we sell life insurance through agents, banks and other financial institutions, face-to-face
sales through our own consulting services, and online sales. With
“simple-to-understand”
and “providing reasonable guarantee at reasonable price” as the concepts of product development, we aim to expand the number of new life insurance contracts and increase life insurance premium income by constantly incorporating our customer needs while expanding the product lineup.
Banking and Credit
This segment consists of banking and consumer finance.
In the banking business, we aim to increase finance revenues by increasing the balance of outstanding real estate investment loans, which is the core of our banking business. In the consumer finance business, we aim to increase finance revenues by providing loans directly to our customers with our expertise in credit screening. We also aim to increase guarantee fees income by expanding guarantees against loans disbursed by other financial institutions. In the mortgage bank business, we aim to expand our market share by expanding our agency network and strengthening our product lineup.
Aircraft and Ships
This segment consists of aircraft leasing and management, and ship-related finance and investment.
In the aircraft-related operations, we are focusing on a wide range of profit opportunities, including operating leases of owned aircraft, sale of aircraft to investors, and asset management services for aircraft owned by domestic and overseas investors. We aim for medium- and long-term growth by further enhancing our presence in the global aircraft-leasing market through mutually complementary relationships with Avolon. In the ship-related business, we flexibly replace assets while closely monitoring the market environment, and aim to achieve goals such as increasing commission income by arranging investment in ships for domestic corporate investors. In the future, we aim to expand our business by collaborating with excellent partners based on our expertise in finance and investment.
ORIX USA
This segment consists of finance, investment and asset management in the Americas.

ORIX Corporation USA provides various types of services such as corporate finance, real estate finance, private equity investment, and investment in bonds to our clients in response to their needs. We aim to expand such asset businesses by utilizing our expertise in them. We are also engaged in expanding the function of our asset management and servicing platform to increase stable fee revenues. With the expansion of both principle investments and assets under management, we aim for profit growth along with capital efficiency improvement.
ORIX Europe
This segment consists of equity and fixed income asset management.
Under ORIX Corporation Europe N.V. (hereinafter, “OCE”) as the holding company, Robeco Institutional Asset Management B.V. (hereinafter, “Robeco”) and Transtrend B.V. headquartered in the Netherlands, Boston Partners Global Investors, Inc. and Harbor Capital Advisors, Inc. headquartered in the United States are engaged in the asset management business through investments in stocks, bonds, etc. In addition to the focus on expanding the existing businesses by leveraging the expertise of Robeco, a pioneer in sustainable investment, we aim to increase assets under management with expanding products and investment strategies through M&A activities. ORIX Europe is also engaged in capturing a wide range of business opportunities as the strategic business location of ORIX Group in Europe.
Asia and Australia
This segment consists of finance and investment businesses in Asia and Australia.
Our overseas subsidiaries are well-versed in business practices and laws and regulations that vary from region to region, and are engaged in financial services such as leasing and lending. Our overseas subsidiaries also invest in private equity in Asian countries, particularly in China. We will further enhance the functions of our overseas subsidiaries and further invest in targeted markets in order to expand our business with an emphasis on profitability.
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

PROPERTY, PLANT AND EQUIPMENT
As our primary business is to provide various financial services to our clients, we do not own any material factories or facilities that manufacture products. We have no plans to build any factories that manufacture products.
The following table shows the book values of the primary facilities we own, which include three office buildings, two thermal power stations, three solar power stations and two hotels.

	As of March 31, 2021
	Book Value (1)	Land Space (2)
	(Millions of yen)	(Thousands of m²)
Office building (Tachikawa, Tokyo)	¥11,499	2
Office building (Shiba, Minato-ku, Tokyo)	30,962	2
Office building (Osaka, Osaka)	9,484	2
Thermal power station (Kitakyushu, Fukuoka)	29,168	37
Thermal power station (Soma, Fukushima)	33,278	63
Solar power station (Tsu, Mie)	13,113	1,193
Solar power station (Niigata, Niigata)	12,576	251
Solar power station (Tomakomai, Hokkaido)	11,193	—
Hotel (Beppu, Oita) (3)	21,077	166
Hotel (Kanazawa, Ishikawa)	11,207	2

(1)	Right-of-use assets (hereinafter, “ROU assets”) are included in the book value.
(2)	Land space is provided only for those facilities where we own the land.
(3)	Book value of hotel (Beppu, Oita) includes advances for property under facility operations of ¥3,184 million.
We plan to make capital expenditures totaling approximately ¥578,178 million to support the growth and development of our operating lease business and power generation business during fiscal 2022. The following table shows a breakdown of planned capital expenditures and includes the estimated investment amounts and expected methods of financing the expenditures.

	Fiscal 2022
	Estimated investment amounts	Expected methods of financing
	(Millions of yen)
Operating lease equipment and property	¥430,000	Funds on hand, bank borrowings, etc.
Power generation equipment	148,178	Funds on hand, bank borrowings, etc.

Total	¥578,178	—

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.
We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥246,399 million as of March 31, 2021.
As of March 31, 2021, the acquisition cost of equipment we held for operating leases amounted to ¥2,006,993 million, consisting of ¥1,364,559 million of transportation equipment, ¥307,010 million of measuring and information-related equipment, ¥291,917 million of real estate and ¥43,507 million of others, before accumulated depreciation. Accumulated depreciation on equipment held for operating leases was ¥741,022 million. We also recognized ¥114,268 million of ROU assets of operating leases, ¥28,259 million of accrued rental receivables and ¥(309) million of allowance for doubtful receivables on operating leases as of the same date.
SEASONALITY
Our business is not materially affected by seasonality.
RAW MATERIALS
Our business does not materially depend on the supply of raw materials.
PATENTS, LICENSES AND CONTRACTS
Our business and profitability are not materially dependent on any patents or licenses, industrial, commercial or financial contracts, or new manufacturing processes.
BUSINESS REGULATION
ORIX and its group companies in Japan are incorporated under, and our corporate activities are primarily governed by, the Companies Act and other Japanese laws. However, because certain of ORIX’s group companies are organized in jurisdictions other than Japan, and ORIX and its group companies are involved in diverse businesses, joint ventures and acquisitions in overseas jurisdictions, including in the United States, Europe, Asia and Oceania, we are therefore subject to various laws and regulations in each jurisdiction in which they are organized or operate, including, but not limited to, regulations relating to corporate governance, business and investment approvals, competition, anti-corruption, anti-money laundering and terrorism financing, consumer and business taxation, foreign exchange controls, intellectual property and personal information protection. In recent years, there has been an increasing number of laws and regulations on competition, anti-corruption, anti-money laundering and terrorism financing, and personal data protection that can apply directly to business activities taking place outside of the jurisdiction that enacted such law or regulation (extraterritorial application). Given the need for ORIX and its group companies to deal with the laws and regulations of multiple countries on each legal topic, there has been a tendency for costs to increase as a result of the increasing number of laws and regulations that need to be assessed. In addition, there is an increasing number of cases where significant fines and penalties have been imposed for violations of such laws and regulations. For example, fines for violations of the European Union’s General Data Protection Regulation can be up to 4% of total global turnover and fines for violations of the U.S. Foreign Corrupt Practices Act can be up to twice the benefit sought, in addition to penalties such as disgorgement of profits and prejudgment interest.
The next section describes the main laws and regulations applicable to each of our business segments.
1. Corporate Financial Services and Maintenance Leasing
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
Certain businesses conducted by ORIX and our group companies are governed by the Financial Instruments and Exchange Act. The act was established to regulate activities such as the issuance, sale and purchase of stocks and other securities in order to protect investors and facilitate finance, and requires that any person conducting such activities register with the Prime Minister as a “financial instruments traders.” Financial instruments traders are divided among four classifications depending on the type of business: (1) First Class Financial Instruments Exchange Business, (2) Second Class Financial Instruments Exchange Business, (3) Investment Management Business, and (4) Investment Advisory and Agency Business, and companies in the Corporate Financial Services and Maintenance Leasing segment conducting such activities are registered with the Prime Minister as Second Class Financial Instruments Exchange Businesses. Registered financial instruments traders are obligated to establish an internal management system to ensure compliance with relevant laws and regulations and appropriate management of its business, as well as to provide and deliver material information and explain risks to their customers. The relevant supervisory authority, the FSA, monitors registered financial instruments traders and has the power to order improvement of a business, or suspension of a part or the whole of a business, or to revoke the registration of such a trader that has violated the law, depending on the severity of the violation:
While the ORIX Group includes a life insurance company engaged in the insurance business, ORIX and certain of our group companies are also separately registered with the Prime Minister as insurance agencies for life insurance and/or non-life
insurance and are subject to Insurance Business Act. As insurance agencies, the companies are obligated to establish certain systems and provide and deliver material information and explain risks to their customers. In the event an insurance agency violates such obligations, the FSA has the power to order improvement of a business, or suspension of a part or the whole of a business, or to revoke the registration of the insurance agency that has violated the law, depending on the severity of the violation. For information on regulations applicable to our insurance business other than our insurance agencies, see “—
5.
Insurance
” below.
Leasing and rental businesses generally do not require registration or licenses. However, the renting of automobiles (operation of a car rental business) and car-sharing
business is subject to licensing by the Minister of the Ministry of Land, Infrastructure and Transport (“MoLIT”). In addition, the leasing or renting of some types of goods may require compliance with regulations that specify reporting or notification obligations based on certain characteristics of the goods.
2. Real Estate
While it is unnecessary for a company to obtain a license to become a real estate developer, there are various regulations that apply to real estate activities. Certain of our group companies have obtained Construction Business Licenses from MoLIT for constructing buildings and conducting interior finishing work. Furthermore, ORIX and certain of our group companies, including ORIX Real Estate Corporation and DAIKYO, are required to be licensed by MoLIT or relevant prefectural governors under the Building Lots and Buildings Transaction Business Act to engage in activities such as the buying and selling land and buildings in Japan, and their operations are regulated by such laws, including the maintenance of registered real estate transaction managers on staff and the duty to provide and deliver material information to counterparties.
In addition, lodging facilities, such as Japanese inns and hotels, operated by ORIX Hotel Management Corporation have licenses from relevant prefectural governors under the Inns and Hotels Act, etc.

ORIX’s wholly owned subsidiaries ORIX Asset Management Corporation (“OAM”) and ORIX Real Estate Investment Advisors Corporation (“ORIA”) are each registered with the Prime Minister under the Financial Instruments and Exchange Act as an investment manager. Under the Financial Instruments and Exchange Act, any entity possessing voting rights in an investment manager at or above a specified threshold is considered a major shareholder and must report its shareholding to the Prime Minister. ORIX has filed such report as a major shareholder of OAM and ORIA.
ORIA is registered with the Prime Minister under the Financial Instruments and Exchange Act to engage in the investment advisory and agency business and regulated by the FSA.
3. PE Investment and Concession
ORIX conducts investment activities in a broad range of fields without regard for the specific industry. Due to this, we are subject to a wide variety of regulations, including those that are applicable to our investment activities and those that apply due to the type of business conducted by our investees. ORIX generally does not directly involve itself in the management of its investees, but it is necessary for us to pay attention to regulations that apply to our investees so that we can monitor their management.
4. Environment and Energy
The businesses that comprise our renewable energy business, such as our solar power generation business, are subject to and must comply with various requirements and regulations in the jurisdictions where they operate, including the Electricity Business Act, Environmental Impact Assessment Act and Act on Special Measures Concerning Procurement of Electricity from Renewable Energy Sources by Electricity Utilities in Japan and similar laws and regulations in other jurisdictions, when setting up a power generation facility, including business notification requirements, regulations relating to the facility location, and other various regulations, such as those designed to protect the environment and visual landscape and ensure safety from the perspective of disaster prevention.
5. Insurance
In order to engage in the life insurance business, ORIX Life Insurance has obtained and maintains a license from the Prime Minister under the Insurance Business Act. The relevant supervisory authority, the FSA, has the power to conduct broad supervision and guidance of the life insurance industry and to issue business improvement orders, suspend all or part of an insurance company’s activities, or to revoke the license of an insurance company that has violated the law or that has been determined to have an insufficient internal management system, depending on the severity of the violation or insufficiency. It is also generally necessary to receive FSA approval for the sale of new products and to revise pricing terms for existing products.
Any entity attempting to acquire voting rights in an insurance company at or above a specified threshold must receive permission from the Prime Minister in accordance with the Insurance Business Act. ORIX has received such permission as a major shareholder of ORIX Life Insurance.
6. Banking and Credit
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
ORIX Credit is engaged in the business of providing moneylending services to consumers and licensed as a moneylender. For information on regulations applicable to moneylenders, see “—
1.
Corporate Financial Services and Maintenance Leasing
” above.
7. Aircraft and Ships
The business of leasing aircraft and ships generally does not require a license, however it is necessary to register the ownership of aircraft and ships. In most jurisdictions, the lessee under an aircraft lease is responsible for registering the aircraft, while the lessor under a ship lease registers the ship with the appropriate flag state. In the case of ship leases, there are certain regulations that we must comply with because they apply directly not just to the lessee but also the lessor, such environmental regulations.
8. ORIX USA
Certain of our businesses in our ORIX USA segment are subject to extensive regulation in the United States and Brazil. Certain subsidiaries of ORIX Corporation USA manage investment funds and separately managed accounts and are registered as investment advisers with the SEC under the U.S. Investment Advisers Act of 1940, as amended (“Advisers Act”) and are subject to the requirements and regulations of the Advisers Act. Such requirements relate to, among other things, fiduciary duties to advisory clients, maintaining an effective compliance program and code of ethics, operational and marketing requirements, recordkeeping and reporting requirements, disclosure obligations and general anti-fraud prohibitions.
Lument Securities, a wholly owned subsidiary of ORIX Corporation USA, through which we conduct an investment banking and municipal securities business, is registered as a broker-dealer with the SEC and the Financial Industry Regulatory Authority (“FINRA”). Lument Securities is a municipal securities dealer registered with the SEC and the Municipal Securities Rulemaking Board (“MSRB”), and hence is subject to regulation and oversight by the SEC, FINRA, and the MSRB. Lument Securities is registered as a broker-dealer in 37 states, and as a result is a member of and is subject to regulation by FINRA, a self-regulatory organization subject to oversight by the SEC that adopts and enforces rules governing the conduct, and examines the activities, of its member firms. State securities regulators also have regulatory oversight authority over Lument Securities. Broker-dealers are subject to regulations that cover all aspects of the securities business, including, among others, the implementation of a supervisory control system over the securities business, advertising and sales practices, conduct of and compensation in connection with public securities offerings, maintenance of adequate net capital, record keeping and the conduct and qualifications of employees.
By virtue of their involvement in the multifamily and seniors housing mortgage lending business, Lument and its mortgage company subsidiaries must comply with rules and regulations administered by the Government National Mortgage Association, the Federal National Mortgage Association, the Department of Housing and Urban Development/Federal Housing Administration, the United States Department of Agriculture, and the Federal Home Loan Mortgage Corporation.
Certain of ORIX Corporation USA’s subsidiaries are licensed California Finance Lenders.
Boston Financial Investment Management, LP (“BFIM”), a subsidiary of ORIX Corporation USA, is a provider of syndication services as well as asset and portfolio management in the U.S.
Low-Income
Housing Tax Credits industry in connection with financing for the construction and rehabilitation of affordable housing. As the beneficiary of tax credits and often other subsidy and loan programs, a
Low-Income
Housing Tax Credits property is typically regulated at the U.S. federal, state, and local levels.
Day-to-day
responsibility of the

property resides with a third party general partner, who in addition to directing the agent that manages the property, has responsibility for compliance with applicable laws and regulations. As the general partner of a limited partnership, BFIM monitors such compliance on behalf of the other limited partners.
RB Capital Empreendimentos S.A. (“RB Capital”), a majority-owned subsidiary of ORIX Corporation USA headquartered in Sao Paulo, is a Brazilian capital markets and asset management platform. RB Capital and its subsidiaries’ financial and investment activities are regulated by the Central Bank of Brazil and the Securities and Exchange Commission of Brazil and RB Capital is a member of the Brazilian Financial and Capital Markets Association.
9. ORIX Europe
Certain of our businesses in our ORIX Europe segment, which includes entities and businesses that are organized in or operating in jurisdictions outside of Europe, are subject to extensive regulation in various jurisdictions across Europe, the United States and Asia.
Dutch subsidiaries of OCE are subject to European financial supervisory regulation, including, amongst others and as the case may be, the Alternative Investment Fund Managers Directive, the Undertakings for Collective Investment in Transferable Securities (“UCITS”) Directive, the Markets in Financial Instruments Directive, the European Market Infrastructure Regulation, the Market Abuse Regulation, the 5th Anti-Money Laundering Directive, the Benchmark Regulation, the Securities Financing Transactions Regulation and the Shareholder Rights Directive II.
UK-regulated
subsidiaries of OCE are subject to the UK FCA Conduct of Business Sourcebook. U.S. subsidiaries of OCE are subject to regulation, primarily at the federal level, by, as the case may be, the SEC, Department of Labor, Federal Reserve, Office of the Comptroller of the Currency, FINRA, National Futures Association (“NFA”), Department of Justice, Commodity Futures Trading Commission (“CFTC”) and New Hampshire Banking Commission (“NHBC”), as well as being subject to the Advisers Act.
Robeco Institutional Asset Management B.V. (“RIAM”), a subsidiary of OCE, is registered as an alternative investment fund manager (“AIFM”) and fund manager of UCITS in the Netherlands and regulated by the Dutch Authority for the Financial Markets (“AFM”) and the Dutch Central Bank (“DNB”). RIAM has branches and representative offices worldwide, including in Dubai, Germany, Spain, Italy and the United Kingdom, each of which either benefits from RIAM’s European passport or is subject to local regulatory supervision.
Robeco Schweiz AG, a subsidiary of OCE, is authorized and regulated by the Swiss Financial Market Supervisory Authority (“FINMA”). Robeco Schweiz is subject to Swiss legislation, including amongst others, the Federal Act on Collective Investment Schemes, the Federal Ordinance on Collective Investment Schemes , the Financial Services Act , the Financial Institutions Act, the FINMA Collective Investment Schemes Ordinance, the Anti-Money Laundering Act , the FINMA Anti-Money Laundering Ordinance, the FINMA Circular Outsourcing 18/3, the FINMA Circular 2013/08 Market Conduct Rules, the FINMA Circular 2010/1 on Remuneration Principles, the Code of Conduct from the Swiss Asset Management Association and their respective industry Guidelines, which are currently under review.
Certain other subsidiaries of OCE located across Europe, the United States and Asia that are affiliated with the Robeco group are registered, licensed or approved, as the case may be, by regulators in the jurisdictions in which they operate and subject to local regulations regarding their businesses. Such regulators include the AFM, SEC, Securities & Futures Commission of Hong Kong, Financial Services Commission of Korea (“FSC”), Australian Securities and Investments Commission, Asset Management Association of China and Monetary Authority of Singapore.
Transtrend B.V., a wholly owned subsidiary of OCE that offers asset management and commodity trading advisory services, is registered as an AIFM in the Netherlands and regulated by the AFM and DNB. Transtrend is also registered with the NFA and regulated by the CFTC.

Boston Partners Global Investors, Inc. (“Boston Partners”) is a subsidiary of OCE and registered with the SEC as an investment adviser. Boston Partners is also a member of the NFA and is registered as a commodity pool operator and as a commodity trading adviser with the CFTC. Furthermore, Boston Partners is registered with the FSC. Certain subsidiaries of Boston Partners located in the United States and the United Kingdom are also registered with the SEC, NHBC and the UK Financial Conduct Authority (“FCA”).
Harbor Capital Advisors, Inc. (“Harbor”) is a subsidiary of OCE and is registered with the SEC as an investment adviser. Certain subsidiaries of Harbor are registered with the SEC and NHBC.
Gravis Capital Management Limited (“Gravis”) is a UK asset manager and registered as an investment adviser with the FCA. OCE acquired 70% of the shares in Gravis in January 2021.
10. Asia and Australia
Our group companies in our Asia and Australia segment are subject to the laws and regulations of the various jurisdictions across Asia and Oceania in which they operate. Many of the businesses are also subject to oversight by regulatory authorities in those jurisdictions due to the industries in which they operate, particularly those businesses that offer of financial services, such as leasing, lending and banking. Regulatory authorities in these jurisdictions have authority with respect to financial services and can grant, suspend or cancel licenses or registrations that are necessary for our businesses to conduct certain of their operations.
Among group companies in the segment, ORIX Asia Limited is registered with the Hong Kong Monetary Authority as a restricted license bank. A wholly owned subsidiary of ORIX Leasing Malaysia Berhad has a money lending license from the Malaysia Ministry of Housing and Local Government, and is registered with Bank Negara Malaysia. PT. ORIX Indonesia Finance has a financial institution business license and is regulated by the Indonesia Financial Services Authority. ORIX Australia Corporation Limited is registered with the Australian Prudential Regulation Authority as a registered finance corporation. ORIX Capital Korea Corporation is registered with the Korea Financial Supervisory Service as a specialized credit finance business company.
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
Basic approach to financial and capital strategy
Regarding funding activities, we strive to maintain a high ratio of long-term funds procured and staggered repayment periods, keeping in mind the diversification and balance of fund procurement methods and sources. We strive to ensure that liquidity on hand is at an appropriate level through stress testing and other means. With regard to shareholders’ equity, we measure risk in all assets using our own method, and strive to monitor the ratio of use of shareholders’ equity at an appropriate level while considering the balance between flexibility and financial soundness for new investments.
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

Results Overview
In fiscal 2021, net income attributable to ORIX corporation shareholders decreased 36% to ¥192.4 billion compared to the previous fiscal year resulting from the impact of restrictions on economic and social activities due to the spread of
COVID-19
affecting some of our businesses. For fiscal 2021, ROE was 6.4%.
The following is a summary of the main factors behind the consolidated business results for fiscal 2021.
The segment profit in fiscal 2021 decreased 28% to ¥318.9 billion to compared to the previous fiscal year due to a decrease in segment profit in Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia, despite an increase in segment profit in Environment and Energy, Insurance, and Banking and Credit.
Corporate Financial Services and Maintenance Leasing Segment’s profit decreased due to a decrease in finance revenues resulting from a decrease in financial assets and a decrease in operating leases revenues in the automobile-related businesses resulting from a decrease in car rental demand.
Real Estate Segment’s profit decreased due to a decrease in services income from our facility operations business resulting from temporary closure and low occupancy rates due to the impact of
COVID-19.
PE Investment and Concession Segment’s profit decreased due to a decrease in equity in net income of affiliates resulting from a substantial decrease in the number of passengers and flights at our three airports in Kansai due to the impact of
COVID-19
and due to the absence of gains on the sale of a subsidiary in our private equity business, which had been recorded during the previous fiscal year.
Environment and Energy Segment’s profit increased mainly due to the recording of gains on sales of an investee involved in wind power generation business in India.
Insurance Segment’s profit increased due to the recording of reversals of policy liability reserves related to variable life insurance contracts.
Banking and Credit Segment’s profit increased due to a decrease in provision for credit losses, which was primarily due to the impacts of a decrease in Consumer loans and Consumer loans guarantee as well as low default rates in ORIX Credit.
Aircraft and Ships Segment’s profit decreased due to a decrease in operating leases revenues, fee income, and equity in net income of affiliates from Avolon due to the impact of
COVID-19.
ORIX USA Segment’s profit decreased due to the absence of gains on sales of equity interests of Houlihan Lokey, Inc., etc., which had been recorded during the previous fiscal year.
ORIX Europe Segment’s profit decreased due to the absence of gains on sale of certain business units which had been recorded during the previous fiscal year.
Asia and Australia Segment’s profit remained substantially unchanged compared to the previous fiscal year despite the absence of losses on valuation of investment securities of an investee in Asia which had been recorded during the previous fiscal year, as well as the recognition of gains on sales of subsidiaries and affiliates in Asia, due to the decrease in equity in net income of affiliates due to the recording of an impairment loss on an investment in an affiliate.

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
In addition, we carefully considered the future outlook regarding the spread of the
COVID-19.
As of March 31, 2021, there was no significant impact on our accounting estimates. However, the outlook for future outbreaks of
COVID-19
and the resulting global economic slowdown is uncertain and it may change rapidly. Therefore our accounting estimates may change over time.
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

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2021:

	March 31, 2021
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Millions of yen)
Financial Assets:
Loans held for sale	¥63,272	¥0	¥63,272	¥0
Trading debt securities	2,654	0	2,654	0
Available-for-sale debt securities	2,003,917	6,012	1,864,448	133,457
Equity securities	396,465	82,039	223,016	91,410
Derivative assets	22,696	352	8,521	13,823
Other assets	6,297	0	0	6,297

Total	¥2,495,301	¥88,403	¥2,161,911	¥244,987

Financial Liabilities:
Derivative liabilities	¥71,034	¥475	¥70,526	¥33
Policy Liabilities and Policy Account Balances	266,422	0	0	266,422

Total	¥337,456	¥475	¥70,526	¥266,455

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.
As of March 31, 2021, financial assets measured at fair value on a recurring basis and classified as Level 3 and the percentages of total assets are as follows:

	March 31, 2021
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)
	(Millions of yen, except percentage data)
Level 3 Assets:
Available-for-sale debt securities	¥133,457	1
Japanese prefectural and foreign municipal bond securities	2,761	0
Corporate debt securities	1,021	0
Other asset-backed securities and debt securities	129,675	1

Equity securities	91,410	1
Investment funds	91,410	1

Derivative assets	13,823	0
Options held/written and other	13,823	0

Other assets	6,297	0
Reinsurance recoverables	6,297	0

Total Level 3 financial assets	¥244,987	2

Total assets	¥13,563,082	100

As of March 31, 2021, the amount of financial assets classified as Level 3 was ¥244,987 million, among financial assets that we measured at fair value on a recurring basis. Level 3 assets represent 2% of our total assets.
Other asset-backed securities and debt securities, and Investment funds classified as Level 3 were ¥129,675 million and ¥91,410 million respectively, as of March 31, 2021, which are 53% and 37% of total Level 3 financial assets, respectively.
Investment funds classified as Level 3 are investments held by the investment companies which are owned by a certain Americas subsidiary, and certain investments in investment funds for which certain subsidiaries elected the fair value option. With respect to investments held by the investment companies which are owned by a certain Americas subsidiary, fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. With respect to certain investments in investment funds for which certain subsidiaries elected the fair value option, the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market, or broker quotes.
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
For more discussion, see Note 2 of “Item 18. Financial Statements.”
ALLOWANCE FOR CREDIT LOSSES
We estimate all credit losses expected to occur in future over the remaining life of financial assets, and allowance for credit losses is recognized. This evaluation process is subject to management’s estimates and judgments. The estimate made in determining the allowance for credit losses is a critical accounting estimate for all of our segments.
In developing the allowance for credit losses, we consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	value of underlying collateral and guarantees; and

•	current economic conditions and trends and expected outlook in future.

There are two methods for estimating the allowance for credit losses; collective evaluation and individual evaluation. We also recognize allowances for off-balance
sheet credit exposures.
Collective evaluation
When certain financial assets have similar risk characteristics to other financial assets, we collectively evaluate these financial assets as a pool. The forecasted future economic indicators correlated with the prior charge-off
experience are reflected to the estimate of the allowance for credit losses. Economic indicators correlated with prior charge-off
experience are determined over the reasonable and supportable forecasted period. Economic indicators include GDP growth rates, consumer price indices, unemployment rates, and government bond interest rates. We also consider forward-looking scenarios of how the selected economic indicators will change in the future. We use the latest economic forecasts available from the economic reports published by the government and the Financial Services Agency, the Bank of Japan and third-party information providers as economic indicators.
Individual evaluation
When financial assets do not have similar risk characteristics to other financial assets, we evaluate individually the financial assets. In the individual assessment the allowance for credit losses is estimated individually based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent.
For
non-recourse
loans and purchased loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse
loans and purchased loans the estimated collectible amount is determined based on the present value of expected future cash flows.
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
Allowance for
off-balance
sheet credit exposures
If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses.
For loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn.
For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures.
These allowance for
off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current conditions and reasonable and supportable forecasts.

The allowance for these
off-balance
sheet credit exposures is recorded in other liabilities on the consolidated balance sheets.
While management considers the allowance is adequate based on the currently available information, additional provisions may be required due to future uncertain events and factors.
IMPAIRMENT OF INVESTMENT IN SECURITIES
We make decisions about impairment of investment in debt securities other than trading and investment in equity securities elected for the measurement alternative as follows.
Credit Losses Standard has been adopted to the impairment of available-for-sale
debt securities since April 1, 2020. If the fair value is less than the amortized cost, the debt securities are impaired. We identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earnings through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance for credit losses, we consider that credit losses exist when the present value of estimated cash flows is less than the amortized cost basis. When we intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that we will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written off and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, we recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.
In assessing whether
available-for-sale
debt securities are impaired, we consider all available information relevant to the collectability of the debt security, including but not limited to the following factors:

•	the extent to which the fair value is less than the amortized cost basis;

•	continuing analysis of the underlying collateral, age of the collateral, business climate, economic conditions and geographical considerations;

•	trends in delinquencies and charge-offs;

•	payment structure and subordination levels of the debt security; and

•	changes to the rating of the security by a rating agency.
Held-to-maturity
debt securities are in the scope of Credit Losses Standard, see Note 1 “Significant Accounting and Reporting Policies (h) Allowance for credit losses” of “Item 18. Financial Statements.”
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
IMPAIRMENT OF GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS
We perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment whenever such events or changes occur.
Accounting Standard Update
2017-04
(“Simplifying the Test for Goodwill Impairment”—ASC 350 (“Intangible—Goodwill and Other”)) has been adopted since April 1, 2020. We have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the goodwill impairment test. We perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then we do not perform the impairment test. However, if we conclude otherwise or determine to bypass the qualitative assessment, we proceed to perform the impairment test. The goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. We test the goodwill either at the operating segment level or one level below the operating segments.
We have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. We perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, we conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then we do not perform the quantitative impairment test. However, if we conclude otherwise, we calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. We perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets.
The fair value of a reporting unit under the goodwill impairment test is determined by estimating the outcome of future events and assumptions made by management. Similarly, estimates and assumptions are used in determining the fair value of any indefinite-lived intangible assets. When necessary, we refer to an evaluation by a third party in determining the fair value of a reporting unit; however, such determinations are often made by using discounted cash flows analyses performed by us. This approach uses numerous estimates and assumptions, including projected future cash flows of a reporting unit, discount rates reflecting the inherent risk, and growth rates. For example, determining the fair value of an asset management contract included in indefinite-lived intangible assets involves the estimated balances of assets under management of the underlying investment funds that provides the asset management service, and estimates and assumptions regarding the WACC. Management believes that the assumptions used in estimating fair value used to determine impairment are reasonable, but we may charge additional losses to income if actual cash flows or any items which affect a fair value are less favorable than those projected by management due to economic conditions or our own risk in the reporting unit.
The accounting estimates relating to impairment of goodwill and any indefinite-lived intangible assets could affect all segments.
IMPAIRMENT OF LONG-LIVED ASSETS
We periodically perform an impairment review for long-lived assets held and used in operations, including tangible assets and intangible assets being depreciated or amortized, consisting primarily of office buildings, condominiums, aircraft, ships, mega solar facilities and other properties under facility operations. The assets are tested for recoverability whenever events or changes in circumstances indicate that those assets might be impaired, including, but not limited to, the following:

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
When we determine that assets might be impaired based upon the existence of one or more of the above factors or other factors, we estimate the future cash flows expected to be generated by those assets. For example, we estimate the future cash flows expected to be generated by aircraft mainly based on the underlying operating lease contracts and the appraisals obtained from independent third-party appraisers. Our estimates of the future cash flows are based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. Our estimates also include the expected future periods in which future cash flows are expected. As a result of the recoverability test, when the sum of the estimated future undiscounted cash flows expected to be generated by those assets is less than its carrying amount, and when its fair value is less than its carrying amount, we determine the amount of impairment based on the fair value of those assets.
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

UNGUARANTEED RESIDUAL VALUE FOR FINANCE LEASES AND OPERATING LEASES
We estimate unguaranteed residual values of leased equipment (such as automobiles, office equipment, etc.) when we calculate unearned lease income to be recognized as income over the lease term for finance leases and when we calculate depreciation amounts for operating leases that carry inherently higher obsolescence and resale risks. Our estimates are based upon current market values of used equipment and estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. If actual demand for re-lease
or actual market conditions of used equipment is less favorable than that projected by management, write-downs of unguaranteed residual value may be required.
The accounting estimates relating to unguaranteed residual value for finance leases and operating leases affect mainly Corporate Financial Services and Maintenance Leasing segment, and Asia and Australia segment.
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
Certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions, except for recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Periodically, deferred policy acquisition costs are reviewed to determine whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality, morbidity and expense margins, which we use to calculate these assumptions, do not properly reflect future profitability, additional amortization may be required.
The accounting estimates relating to insurance policy liabilities and deferred policy acquisition costs affect Insurance segment.
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
The accounting estimates used to assess hedge effectiveness could affect mainly Insurance segment and Asia and Australia segment.
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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2021 would decrease or increase, respectively, by approximately ¥2,543 million.
Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.
If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2021 would decrease by approximately ¥1,976 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2021 would increase by approximately ¥2,799 million.
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
DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE
Our management discussed the development and selection of each critical accounting estimate with our Audit Committee.
FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY
We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate held for investment and rental is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2021, as well as the fair value as of the end of fiscal 2021.

Year ended March 31, 2021
Carrying amount* 1
Balance at April 1, 2020	Change amount	Balance at March 31, 2021	Fair value at March 31, 2021* 2
	(Millions of yen)
¥309,343	¥41,456	¥350,799	¥410,858

* 1	Carrying amounts are stated as cost less accumulated depreciation and accumulated impairment loss.
* 2
Fair value is either obtained from appraisal reports by external qualified appraisers, calculated by internal appraisal department in accordance with “Real estate appraisal standards,” or calculated by other reasonable internal calculation utilizing similar methods.

Investment and rental property revenue and expense for fiscal 2021 were as follows:

Year Ended March 31, 2021
Revenue* 1	Expense* 2	Net
	(Millions of yen)
¥52,200	¥31,710	¥20,490

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

Services expense is directly associated with the sales and revenues separately reported within services income. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating Income.” We similarly view the provision for doubtful receivables and probable loan losses and provision for credit losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2021 Compared to Year Ended March 31, 2020” and “Year Ended March 31, 2020 Compared to Year Ended March 31, 2019.”
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
YEAR ENDED MARCH 31, 2021 COMPARED TO YEAR ENDED MARCH 31, 2020
Performance Summary
Financial Results

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except ratios, per Share data and percentages)
Total revenues	¥2,280,329	¥2,292,708	¥12,379	1
Total expenses	2,010,648	2,033,894	23,246	1
Income before Income Taxes	412,561	287,561	(125,000)	(30)
Net Income Attributable to ORIX Corporation Shareholders	302,700	192,384	(110,316)	(36)
Earnings per Share (Basic)	237.38	155.54	(81.84)	(34)
(Diluted)	237.17	155.39	(81.78)	(34)
ROE* 1	10.3	6.4	(3.9)	—
ROA* 2	2.40	1.44	(0.96)	—

* 1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
* 2	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.
Total revenues for fiscal 2021 increased 1% to ¥2,292,708 million compared to fiscal 2020 due to increases in life insurance premiums and related investment income, and gains on investment securities and dividends despite decreases in services income, and operating leases revenues.
Total expenses for fiscal 2021 increased 1% to ¥2,033,894 million compared to fiscal 2020 due to an increase in life insurance costs despite decreases in interest expense, and services expense.

On the other hand, equity in net income of affiliates for fiscal 2021 decreased 99% to ¥481 million compared to fiscal 2020 and gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2021 decreased 69% to ¥23,300 million compared to fiscal 2020.
Due to the above results and the impact of
COVID-19,
income before income taxes for fiscal 2021 decreased 30% to ¥287,561 million compared to fiscal 2020 and net income attributable to ORIX Corporation shareholders decreased 36% to ¥192,384 million compared to fiscal 2020.
Balance Sheet data

	As of March 31,				Change
	2020		2021		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets	¥13,067,528		¥13,563,082		¥495,554		4
(Segment assets)	10,883,545		11,341,789		458,244		4
Total Liabilities	9,991,362		10,459,938		468,576		5
(Short-term and Long-term debt)	4,616,186		4,724,102		107,916		2
(Deposits)	2,231,703		2,317,785		86,082		4
ORIX Corporation Shareholders’ Equity	2,993,608		3,028,456		34,848		1
ORIX Corporation Shareholders’ Equity per share	2,386.35		2,487.77		101.42		4
ORIX Corporation Shareholders’ Equity ratio*	22.9%		22.3%		(0.6)%		—
D/E ratio (Debt-to-equity ratio) (Short-term and Long-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	1.5	x	1.6	x	0.1	x	—

*	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.
Total assets increased 4% to ¥13,563,082 million compared to the balance as of March 31, 2020 due to an increase in investment in securities despite decreases in net investment in leases, installment loans and property under facility operations, and furthermore, an increase in allowance for credit losses compared to allowance for doubtful receivables on finance leases and probable loan losses as of March 31, 2020 as a result of the adoption the Credit Losses Standard. In addition, segment assets increased 4% to ¥11,341,789 million compared to the balance as of March 31, 2020.
Total liabilities increased 5% to ¥10,459,938 million compared to the balance as of March 31, 2020 due to increases in deposits, long-term debt, and policy liabilities and policy account balances despite decreases in short-term debt and trade notes, accounts and other payable.
Shareholders’ equity increased 1% to ¥3,028,456 million compared to the balance as of March 31, 2020.
Details of Operating Results
The following is a discussion of certain items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information, including on a segment by segment basis.
Segment Information
Our operating segments used by the chief operating decision maker to make decisions about resource allocations and assess performance are organized into ten segments based on our business management organization which is classified by the nature of major products and services, customer base, regulations, and business areas. The ten segments are Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia. Since April 1, 2020, the reporting segments have been changed to the aforementioned segments. As a result of this change for fiscal 2021, segment data as of the end of and for fiscal 2020 has been retrospectively restated.
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
Since April 1, 2020, the selling, general and administrative expenses that should be borne by ORIX Group as a whole, which were initially charged directly to its respective segments, have been included in the difference between segment total profits and consolidated amounts for fiscal 2021. As a result of this change, segment data for fiscal 2020 has been retrospectively restated.
Since April 1, 2020, Credit Losses Standard has been adopted, and the amounts of provision for doubtful receivables and probable loan losses have been reclassified to provision for credit losses. For further information, see Note 1 of “Item 18. Financial Statements.”
For a description of the business activities of our segments, see “Item 4. Information on the Company—Business Segments.” See Note 34 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services and Maintenance Leasing	¥428,036	¥429,799	¥1,763	0
Real Estate	468,086	359,798	(108,288)	(23)
PE Investment and Concession	296,365	331,222	34,857	12
Environment and Energy	148,423	143,187	(5,236)	(4)
Insurance	371,387	491,894	120,507	32
Banking and Credit	84,355	83,724	(631)	(1)
Aircraft and Ships	64,650	31,617	(33,033)	(51)
ORIX USA	135,709	138,017	2,308	2
ORIX Europe	148,524	160,798	12,274	8
Asia and Australia	137,797	128,309	(9,488)	(7)

Segment Total	2,283,332	2,298,365	15,033	1

Difference between Segment Total and Consolidated Amounts	(3,003)	(5,657)	(2,654)	—

Consolidated Amounts	¥2,280,329	¥2,292,708	¥12,379	1

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services and Maintenance Leasing	¥62,978	¥59,149	¥(3,829)	(6)
Real Estate	80,182	24,684	(55,498)	(69)
PE Investment and Concession	44,110	3,431	(40,679)	(92)
Environment and Energy	11,625	28,563	16,938	146
Insurance	44,833	55,119	10,286	23
Banking and Credit	39,096	48,030	8,934	23
Aircraft and Ships	45,287	3,755	(41,532)	(92)
ORIX USA	56,690	43,614	(13,076)	(23)
ORIX Europe	43,778	37,886	(5,892)	(13)
Asia and Australia	14,673	14,660	(13)	(0)

Segment Total	443,252	318,891	(124,361)	(28)

Difference between Segment Total and Consolidated Amounts	(30,691)	(31,330)	(639)	—

Consolidated Amounts	¥412,561	¥287,561	¥(125,000)	(30)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services and Maintenance Leasing	¥1,789,693	¥1,658,571	¥(131,122)	(7)
Real Estate	821,194	872,095	50,901	6
PE Investment and Concession	322,522	378,698	56,176	17
Environment and Energy	478,796	506,666	27,870	6
Insurance	1,580,158	1,959,521	379,363	24
Banking and Credit	2,603,736	2,690,627	86,891	3
Aircraft and Ships	585,304	601,762	16,458	3
ORIX USA	1,374,027	1,220,081	(153,946)	(11)
ORIX Europe	317,847	369,546	51,699	16
Asia and Australia	1,010,268	1,084,222	73,954	7

Segment Total	10,883,545	11,341,789	458,244	4

Difference between Segment Total and Consolidated Amounts	2,183,983	2,221,293	37,310	2

Consolidated Amounts	¥13,067,528	¥13,563,082	¥495,554	4

Corporate Financial Services and Maintenance Leasing
Segment revenues totaled ¥429,799 million, remaining substantially unchanged from fiscal 2020. This was due to an increase in operating leases revenues from the rental of
IT-related
equipment, mostly offset by lower finance revenues resulting from a decrease in financial assets and lower sales of goods.
Segment profits decreased 6% to ¥59,149 million due to an increase in costs of operating leases and services expense, and the absence of bargain purchase gains recorded in relation to companies acquired in our corporate financial services business during fiscal 2020.

Segment assets decreased 7% to ¥1,658,571 million compared to the end of fiscal 2020. This decrease was mainly due to decreases in net investment in leases, installment loans, and investment in operating leases.
Asset efficiency declined compared to fiscal 2020.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥61,402	¥57,780	¥(3,622)	(6)
Gains on investment securities and dividends	111	1,616	1,505	—
Operating leases	243,977	247,190	3,213	1
Sales of goods and real estate	11,536	10,348	(1,188)	(10)
Services income	111,010	112,865	1,855	2

Total Segment Revenues	428,036	429,799	1,763	0

Interest expense	6,203	5,594	(609)	(10)
Costs of operating leases	194,162	199,774	5,612	3
Costs of goods and real estate sold	6,814	6,832	18	0
Services expense	53,020	56,447	3,427	6
Selling, general and administrative expenses	87,333	85,662	(1,671)	(2)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,189	0	(1,189)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	1,405	1,405	—
Other	17,648	16,129	(1,519)	(9)

Total Segment Expenses	366,369	371,843	5,474	1

Segment Operating Income	61,667	57,956	(3,711)	(6)

Equity in Net income (Loss) of Affiliates, and others	1,311	1,193	(118)	(9)

Segment Profits	¥62,978	¥59,149	¥(3,829)	(6)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases	¥648,627	¥592,874	¥(55,753)	(9)
Installment loans	379,541	330,917	(48,624)	(13)
Investment in operating leases	572,492	548,677	(23,815)	(4)
Investment in securities	28,616	30,318	1,702	6
Property under facility operations	19,992	18,726	(1,266)	(6)
Inventories	736	630	(106)	(14)
Advances for finance lease and operating lease	293	500	207	71
Investment in affiliates	18,347	18,049	(298)	(2)
Advances for property under facility operations	760	0	(760)	—
Goodwill, intangible assets acquired in business combinations	120,289	117,880	(2,409)	(2)

Total Segment Assets	¥1,789,693	¥1,658,571	¥(131,122)	(7)

Real Estate
Our operating facilities have experienced temporary closure and low occupancy rates during fiscal 2021 due to the impact of
COVID-19.
Consequently, services income from our facility operations business decreased. Also, DAIKYO experienced a decrease in services income from real estate contract work due to the dissipation of increased last-minute demand before the consumption tax hike in Japan during fiscal 2020, as well as a decrease in sales of real estate. In addition, there was a decrease in gains on sales of real estate under operating leases. As a result, segment revenues decreased 23% to ¥359,798 million compared to fiscal 2020.
Due to the above-mentioned reasons as well as the absence of gains on the sale of a subsidiary which operates senior housings, which had been recorded during fiscal 2020, segment profits decreased 69% to ¥24,684 million compared to fiscal 2020 despite a decrease in services expense and costs of goods and real estate sold.
Investment in operating leases decreased due to the sales of real estate under operating leases. However, this decrease was offset by increases in inventories and advances for finance lease and operating lease. As a result, segment assets increased 6% to ¥872,095 million compared to the end of fiscal 2020.
Asset efficiency declined compared to fiscal 2020.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥6,723	¥6,206	¥(517)	(8)
Operating leases	63,149	46,022	(17,127)	(27)
Sales of goods and real estate	122,230	91,348	(30,882)	(25)
Services income	276,123	215,805	(60,318)	(22)
Other	(139)	417	556	—

Total Segment Revenues	468,086	359,798	(108,288)	(23)

Interest expense	1,849	2,441	592	32
Costs of operating leases	26,654	24,929	(1,725)	(6)
Costs of goods and real estate sold	108,637	76,071	(32,566)	(30)
Services expense	239,096	202,269	(36,827)	(15)
Selling, general and administrative expenses	38,590	35,701	(2,889)	(7)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	545	0	(545)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	1,994	1,994	—
Other	1,267	(2,170)	(3,437)	—

Total Segment Expenses	416,638	341,235	(75,403)	(18)

Segment Operating Income	51,448	18,563	(32,885)	(64)

Equity in Net income (Loss) of Affiliates, and others	28,734	6,121	(22,613)	(79)

Segment Profits	¥80,182	¥24,684	¥(55,498)	(69)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases	¥73,279	¥66,371	¥(6,908)	(9)
Investment in operating leases	319,550	291,877	(27,673)	(9)
Investment in securities	7,274	8,543	1,269	17
Property under facility operations	140,416	149,479	9,063	6
Inventories	82,762	94,429	11,667	14
Advances for finance lease and operating lease	37,272	98,820	61,548	165
Investment in affiliates	91,835	99,105	7,270	8
Advances for property under facility operations	7,327	4,089	(3,238)	(44)
Goodwill, intangible assets acquired in business combinations	61,479	59,382	(2,097)	(3)

Total Segment Assets	¥821,194	¥872,095	¥50,901	6

PE Investment and Concession
Segment revenues increased 12% to ¥331,222 million compared to fiscal 2020. This increase was primarily due to the increase in sales of goods by our investees, despite a decrease in services income resulting from the sale of a subsidiary during fiscal 2020.
Due to the impact of
COVID-19,
the number of passengers and flights at our three airports in Kansai decreased substantially, resulting in a decrease in equity in net income of affiliates in our concession business. Also, due to the absence of gains on the sale of a subsidiary in our private equity business, which had been recorded during fiscal 2020, segment profits decreased 92% to ¥3,431 million compared to fiscal 2020.
Segment assets increased 17% to ¥378,698 million compared to the end of fiscal 2020. This increase was mainly due to increases in goodwill and investment in operating leases associated with the acquisition of subsidiaries during fiscal 2021.

Asset efficiency declined compared to fiscal 2020.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥124	¥152	¥28	23
Gains on investment securities and dividends	585	846	261	45
Sales of goods and real estate	261,475	301,732	40,257	15
Services income	32,465	22,030	(10,435)	(32)
Other	1,716	6,462	4,746	277

Total Segment Revenues	296,365	331,222	34,857	12

Interest expense	1,187	1,736	549	46
Costs of goods and real estate sold	229,905	259,740	29,835	13
Services expense	22,021	15,947	(6,074)	(28)
Selling, general and administrative expenses	33,517	35,454	1,937	6
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	98	0	(98)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	3,622	3,622	—
Other	802	3,365	2,563	320

Total Segment Expenses	287,530	319,864	32,334	11

Segment Operating Income	8,835	11,358	2,523	29

Equity in Net income (Loss) of Affiliates, and others	35,275	(7,927)	(43,202)	—

Segment Profits	¥44,110	¥3,431	¥(40,679)	(92)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases	¥141	¥1,541	¥1,400	993
Investment in operating leases	9,367	23,455	14,088	150
Investment in securities	17,916	12,918	(4,998)	(28)
Property under facility operations	43,735	43,972	237	1
Inventories	40,263	45,597	5,334	13
Investment in affiliates	68,603	55,421	(13,182)	(19)
Advances for property under facility operations	245	6,732	6,487	—
Goodwill, intangible assets acquired in business combinations	142,252	189,062	46,810	33

Total Segment Assets	¥322,522	¥378,698	¥56,176	17

Environment and Energy
Segment revenues decreased 4% to ¥143,187 million compared to fiscal 2020 due to a decrease in services income resulting from a decrease in electricity sales.
Segment profits increased 146% to ¥28,563 million compared to fiscal 2020. This increase was mainly due to the recording of gains of sales of an investee involved in wind power generation business in India.

Segment assets increased 6% to ¥506,666 million compared to the end of fiscal 2020. This increase was due to an increase in investments in affiliates, despite a decrease in business assets.
Asset efficiency improved compared to fiscal 2020.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥1,959	¥2,531	¥572	29
Services income	141,714	136,360	(5,354)	(4)
Other	4,750	4,296	(454)	(10)

Total Segment Revenues	148,423	143,187	(5,236)	(4)

Interest expense	7,732	10,423	2,691	35
Services expense	111,143	106,299	(4,844)	(4)
Selling, general and administrative expenses	11,807	11,929	122	1
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	2,081	0	(2,081)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	567	567	—
Other	3,047	1,009	(2,038)	(67)

Total Segment Expenses	135,810	130,227	(5,583)	(4)

Segment Operating Income	12,613	12,960	347	3

Equity in Net income (Loss) of Affiliates, and others	(988)	15,603	16,591	—

Segment Profits	¥11,625	¥28,563	¥16,938	146

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases	¥25,355	¥26,470	¥1,115	4
Investment in operating leases	1,958	2,051	93	5
Investment in securities	191	814	623	326
Property under facility operations	338,695	262,016	(76,679)	(23)
Inventories	394	396	2	1
Advances for finance lease and operating lease	1,861	1,392	(469)	(25)
Investment in affiliates	82,253	180,492	98,239	119
Advances for property under facility operations	12,229	19,963	7,734	63
Goodwill, intangible assets acquired in business combinations	15,860	13,072	(2,788)	(18)

Total Segment Assets	¥478,796	¥506,666	¥27,870	6

Insurance
Segment revenues increased 32% to ¥491,894 million compared to fiscal 2020. This increase was due to an increase in life insurance premiums in line with an increase in new insurance contracts, as well as an increase in life insurance related investment income from variable life insurance contracts.

Due to the above-mentioned reasons as well as the recording of reversals of policy liability reserves related to variable life insurance contracts, etc., segment profits increased 23% to ¥55,119 million compared to fiscal 2020.
Segment assets increased 24% to ¥1,959,521 million compared to the end of fiscal 2020 due to an increase in investment in securities.
Asset efficiency declined compared to fiscal 2020.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥220	¥242	¥22	10
Life insurance premiums and related investment income	370,144	489,985	119,841	32
Other	1,023	1,667	644	63

Total Segment Revenues	371,387	491,894	120,507	32

Interest expense	1	6	5	500
Life insurance costs	271,943	374,394	102,451	38
Selling, general and administrative expenses	54,216	62,193	7,977	15
Provision for credit losses and write-downs of long-lived assets and securities	0	7	7	—
Other	408	184	(224)	(55)

Total Segment Expenses	326,568	436,784	110,216	34

Segment Operating Income	44,819	55,110	10,291	23

Equity in Net income (Loss) of Affiliates, and others	14	9	(5)	(36)

Segment Profits	¥44,833	¥55,119	¥10,286	23

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans	¥17,720	¥17,315	¥(405)	(2)
Investment in operating leases	29,271	28,909	(362)	(1)
Investment in securities	1,528,042	1,908,148	380,106	25
Goodwill, intangible assets acquired in business combinations	5,125	5,149	24	0

Total Segment Assets	¥1,580,158	¥1,959,521	¥379,363	24

Banking and Credit
Segment revenues decreased 1% to ¥83,724 million compared to fiscal 2020. This decrease was primarily due to a decrease in finance income due to a decrease in installment loans in ORIX Credit notwithstanding increases in services income generated from the mortgage bank business of ORIX Credit and finance revenues derived from real estate investment loans in our banking business.
Segment profits increased 23% to ¥48,030 million compared to fiscal 2020 resulting from a decrease in provision for credit losses during fiscal 2021, which was primarily due to the impacts of a decrease in new loan executions as well as low default rates in ORIX Credit.

Segment assets increased 3% to ¥2,690,627 million compared to the end of fiscal 2020 due to an increase in the balance of real estate investment loans in our banking business.
Asset efficiency improved compared to fiscal 2020.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥80,868	¥78,071	¥(2,797)	(3)
Other	3,487	5,653	2,166	62

Total Segment Revenues	84,355	83,724	(631)	(1)

Interest expense	4,488	4,931	443	10
Selling, general and administrative expenses	23,639	24,504	865	4
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	11,971	0	(11,971)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	508	508	—
Other	5,164	5,754	590	11

Total Segment Expenses	45,262	35,697	(9,565)	(21)

Segment Operating Income	39,093	48,027	8,934	23

Equity in Net income (Loss) of Affiliates, and others	3	3	0	—

Segment Profits	¥39,096	¥48,030	¥8,934	23

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans	¥2,318,347	¥2,402,916	¥84,569	4
Investment in securities	273,218	275,740	2,522	1
Investment in affiliates	400	200	(200)	(50)
Goodwill, intangible assets acquired in business combinations	11,771	11,771	0	—

Total Segment Assets	¥2,603,736	¥2,690,627	¥86,891	3

Aircraft and Ships
Segment revenues decreased 51% to ¥31,617 million compared to fiscal 2020. This was due to a decrease in operating leases revenues resulting from decreases in both the number of aircraft owned and the number of aircraft sold, a decrease in fee income resulting from the decrease in the number of aircraft sold to investors in our aircraft leasing business, and the absence of gains on sales of ships, which had been recorded during fiscal 2020.
Due to the above-mentioned decrease in revenues and a decrease in equity in net income of affiliates from Avolon, segment profits decreased 92% to ¥3,755 million compared to fiscal 2020.
Segment assets increased 3% to ¥601,762 million compared to the end of fiscal 2020. This increase was mainly due to an increase in installment loans and investment in operating leases in our ship-related business, as well as an increase in investment in affiliates.

Asset efficiency declined compared to fiscal 2020.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥2,478	¥1,172	¥(1,306)	(53)
Operating leases	49,271	27,105	(22,166)	(45)
Services income	10,216	3,340	(6,876)	(67)
Other	2,685	0	(2,685)	—

Total Segment Revenues	64,650	31,617	(33,033)	(51)

Interest expense	18,402	14,292	(4,110)	(22)
Costs of operating leases	15,070	14,188	(882)	(6)
Services expense	4,379	655	(3,724)	(85)
Selling, general and administrative expenses	9,399	6,863	(2,536)	(27)
Provision for credit losses and write-downs of long-lived assets and securities	0	(159)	(159)	—
Other	789	372	(417)	(53)

Total Segment Expenses	48,039	36,211	(11,828)	(25)

Segment Operating Income	16,611	(4,594)	(21,205)	—

Equity in Net income (Loss) of Affiliates, and others	28,676	8,349	(20,327)	(71)

Segment Profits	¥45,287	¥3,755	¥(41,532)	(92)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases	¥1,839	¥2,994	¥1,155	63
Installment loans	24,088	30,757	6,669	28
Investment in operating leases	253,717	262,482	8,765	3
Advances for finance lease and operating lease	4,990	578	(4,412)	(88)
Investment in affiliates	284,453	293,469	9,016	3
Goodwill, intangible assets acquired in business combinations	16,217	11,482	(4,735)	(29)

Total Segment Assets	¥585,304	¥601,762	¥16,458	3

ORIX USA
Segment revenues increased 2% to ¥138,017 million compared to fiscal 2020. This increase was due to an increase in finance revenues from an increase in the number of new executions in our real estate loan origination and servicing business and an increase in gains on investment securities and dividends in our private equity investing business in the Americas, despite a decrease in services income resulting from a sale of an asset management-related business.
Due to the absence of gains on sales of equity interests of Houlihan Lokey, etc., which had been recorded during fiscal 2020, segment profits decreased 23% to ¥43,614 million compared to fiscal 2020.
Segment assets decreased 11% to ¥1,220,081 million compared to the end of fiscal 2020 due to a decrease in installment loans.

Asset efficiency declined compared to fiscal 2020.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥79,973	¥87,172	¥7,199	9
Gains on investment securities and dividends	15,956	24,510	8,554	54
Services income	37,116	22,546	(14,570)	(39)
Other	2,664	3,789	1,125	42

Total Segment Revenues	135,709	138,017	2,308	2

Interest expense	25,143	16,280	(8,863)	(35)
Services expense	3,235	2,765	(470)	(15)
Selling, general and administrative expenses	66,931	68,081	1,150	2
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	8,251	0	(8,251)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	13,480	13,480	—
Other	(219)	1,496	1,715	—

Total Segment Expenses	103,341	102,102	(1,239)	(1)

Segment Operating Income	32,368	35,915	3,547	11

Equity in Net income (Loss) of Affiliates, and others	24,322	7,699	(16,623)	(68)

Segment Profits	¥56,690	¥43,614	¥(13,076)	(23)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases	¥1,172	¥458	¥(714)	(61)
Installment loans	778,249	617,822	(160,427)	(21)
Investment in operating leases	9,148	5,317	(3,831)	(42)
Investment in securities	320,217	342,631	22,414	7
Property under facility operations and servicing assets	66,416	72,094	5,678	9
Inventories	1,442	603	(839)	(58)
Advances for finance lease and operating lease	1,259	378	(881)	(70)
Investment in affiliates	52,361	43,816	(8,545)	(16)
Goodwill, intangible assets acquired in business combinations	143,763	136,962	(6,801)	(5)

Total Segment Assets	¥1,374,027	¥1,220,081	¥(153,946)	(11)

ORIX Europe
Segment revenues increased 8% to ¥160,798 million compared to fiscal 2020. This increase was due to an increase in gains on investment securities and dividends.
Segment profits decreased 13% to ¥37,886 million due to the absence of gains on sale of some business unit which had been recorded during fiscal 2020, despite a decrease in selling, general and administrative expenses.

Segment assets increased 16% to ¥369,546 million compared to the end of fiscal 2020. This was mainly due to an increase in investment in securities, as well as increases in goodwill, intangible assets acquired in business combinations due to the effect of changes in foreign exchange rates.
Asset efficiency declined compared to fiscal 2020.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥559	¥171	¥(388)	(69)
Gains on investment securities and dividends	(2,079)	10,239	12,318	—
Services income	150,044	150,388	344	0

Total Segment Revenues	148,524	160,798	12,274	8

Interest expense	1,136	1,125	(11)	(1)
Services expense	35,624	39,877	4,253	12
Selling, general and administrative expenses	81,383	73,526	(7,857)	(10)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(17)	0	17	—
Provision for credit losses and write-downs of long-lived assets and securities	0	34	34	—
Other	(62)	6,836	6,898	—

Total Segment Expenses	118,064	121,398	3,334	3

Segment Operating Income	30,460	39,400	8,940	29

Equity in Net income (Loss) of Affiliates, and others	13,318	(1,514)	(14,832)	—

Segment Profits	¥43,778	¥37,886	¥(5,892)	(13)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities	¥38,057	¥45,540	¥7,483	20
Investment in affiliates	1,495	1,770	275	18
Goodwill, intangible assets acquired in business combinations	278,295	322,236	43,941	16

Total Segment Assets	¥317,847	¥369,546	¥51,699	16

Asia and Australia
Segment revenues decreased 7% to ¥128,309 million compared to fiscal 2020. The decrease was due to decreases in services income and finance revenues, as well as the absence of gains on investment securities of an investee in Asia which had been recorded during fiscal 2020.
In addition to the above-mentioned reasons, despite the absence of losses on valuation of investment securities of an investee in Asia which had been recorded during fiscal 2020, as well as the recognition of gains on sales of subsidiaries and affiliates in Asia, due to the decrease in equity in net income of affiliates due to the recording of an impairment loss on an investment in an affiliate, segment profits remained substantially unchanged compared to fiscal 2020 at ¥14,660 million.
Segment assets increased 7% to ¥1,084,222 million compared to the end of fiscal 2020. The increase was mainly due to an increase in installment loans and investment in operating leases.

Asset efficiency declined compared to fiscal 2020.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥43,694	¥39,931	¥(3,763)	(9)
Gains on investment securities and dividends	8,971	7,578	(1,393)	(16)
Operating leases	66,322	68,104	1,782	3
Services income	18,323	12,631	(5,692)	(31)
Other	487	65	(422)	(87)

Total Segment Revenues	137,797	128,309	(9,488)	(7)

Interest expense	23,329	18,043	(5,286)	(23)
Costs of operating leases	49,529	50,954	1,425	3
Services expense	13,082	8,881	(4,201)	(32)
Selling, general and administrative expenses	27,012	25,854	(1,158)	(4)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	15,318	0	(15,318)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	3,514	3,514	—
Other	1,986	1,003	(983)	(49)

Total Segment Expenses	130,256	108,249	(22,007)	(17)

Segment Operating Income	7,541	20,060	12,519	166

Equity in Net income (Loss) of Affiliates, and others	7,132	(5,400)	(12,532)	—

Segment Profits	¥14,673	¥14,660	¥(13)	(0)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases	¥330,346	¥338,603	¥8,257	2
Installment loans	222,465	271,038	48,573	22
Investment in operating leases	195,660	235,182	39,522	20
Investment in securities	29,248	32,804	3,556	12
Property under facility operations	2,600	1,284	(1,316)	(51)
Inventories	242	377	135	56
Advances for finance lease and operating lease	1,742	3,064	1,322	76
Investment in affiliates	221,853	195,413	(26,440)	(12)
Goodwill, intangible assets acquired in business combinations	6,112	6,457	345	6

Total Segment Assets	¥1,010,268	¥1,084,222	¥73,954	7

Revenues, New Business Volumes and Investments Finance revenues
	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥276,864	¥271,194	¥(5,670)	(2)

Finance revenues decreased 2% to ¥271,194 million for fiscal 2021 compared to fiscal 2020 primarily due to a decrease in the average balance of installment loans and net investment in leases.
Net investment in leases

	As of and for the year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases:
New equipment acquisitions	¥444,841	¥346,518	¥(98,323)	(22)
Japan	244,087	192,708	(51,379)	(21)
Overseas	200,754	153,810	(46,944)	(23)
Net investment in leases	1,080,964	1,029,518	(51,446)	(5)
New equipment acquisitions related to net investment in leases decreased 22% to ¥346,518 million compared to fiscal 2020. In Japan, new equipment acquisitions decreased 21% in fiscal 2021 compared to fiscal 2020 due to a decreasing trend in new acquisition including auto leases. In overseas, new equipment acquisitions decreased 23% in fiscal 2021 compared to fiscal 2020 due to decreases in Asia.
Net investment in leases as of March 31, 2021 decreased 5% to ¥1,029,518 million compared to March 31, 2020 mainly due to decreases in assets in Japan.
As of March 31, 2021, no single lessee represented more than 1% of the balance of net investment in leases. As of March 31, 2021, 67% of our net investment in leases were to lessees in Japan, while 33% were to overseas lessees. 7% and 5% of our net investment in leases were to lessees in China and Malaysia, respectively. No other overseas country represented more than 5% of our total portfolio of net investment in leases.

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Net investment in leases by category:
Transportation equipment	¥457,405	¥437,759	¥(19,646)	(4)
Industrial equipment	210,248	212,655	2,407	1
Electronics	134,775	121,021	(13,754)	(10)
Information-related and office equipment	104,218	95,708	(8,510)	(8)
Commercial services equipment	45,062	42,339	(2,723)	(6)
Other	129,256	120,036	(9,220)	(7)

Total	¥1,080,964	¥1,029,518	¥(51,446)	(5)

For further information, see Note 6 and 7 of “Item 18. Financial Statements.”

Installment loans

	As of and for the year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,529,175	¥1,198,028	¥(331,147)	(22)
Japan	1,134,586	862,930	(271,656)	(24)
Overseas	394,589	335,098	(59,491)	(15)
Installment loans	3,740,486	3,670,784	(69,702)	(2)

Note:
The balance of installment loans related to our life insurance operations is included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New loans added decreased 22% to ¥1,198,028 million compared to fiscal 2020. In Japan, new loans added decreased 24% to ¥862,930 million in fiscal 2021 compared to fiscal 2020. In Overseas, new loans added decreased 15% to ¥335,098 million compared to fiscal 2020 mainly due to decreased lending activity in the Americas.
The balance of installment loans as of March 31, 2021 decreased 2% to ¥3,670,784 million compared to March 31, 2020, mainly due to the collection amount exceeded the new loans added.

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Real estate loans	¥1,842,131	¥1,995,031	¥152,900	8
Card loans	223,651	188,547	(35,104)	(16)
Other	32,618	27,698	(4,920)	(15)

Subtotal	2,098,400	2,211,276	112,876	5

Corporate borrowers in Japan
Real estate companies	300,984	279,046	(21,938)	(7)
Non-recourse loans	48,566	47,956	(610)	(1)
Commercial, industrial and other companies	255,309	203,890	(51,419)	(20)

Subtotal	604,859	530,892	(73,967)	(12)

Overseas
Real estate companies	250,195	197,074	(53,121)	(21)
Non-recourse loans	83,515	113,129	29,614	35
Commercial, industrial companies and other	690,299	606,062	(84,237)	(12)

Subtotal	1,024,009	916,265	(107,744)	(11)

Purchased loans*	13,218	12,351	(867)	(7)

Total	¥3,740,486	¥3,670,784	¥(69,702)	(2)

*
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

As of March 31, 2021, ¥17,315 million, or 0.6%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.

As of March 31, 2021, ¥476,120 million, or 13%, of the balance of installment loans were to real estate companies in Japan and overseas.
The balance of installment loans to consumer borrowers in Japan as of March 31, 2021 increased 5% to ¥2,211,276 million compared to the balance as of March 31, 2020, primarily due to an increase in the balance of real estate loans for consumer. The balance of installment loans to corporate borrowers in Japan as of March 31, 2021 decreased 12% to ¥530,892 million compared to the balance as of March 31, 2020, mainly due to the collection amount exceeded the new loans added. The balance of installment loans in Overseas as of March 31, 2021 decreased 11% to ¥916,265 million compared to the balance as of March 31, 2020 in line with the aforementioned increase in the Americas.
For further information, see Note 9 of “Item 18. Financial Statements.”
Asset quality
Net investment in leases

	As of March 31,
	2020	2021
	(Millions of yen, except percentage data)
90+ days past-due net investment in leases/Non-performing net investment in leases and allowances for doubtful receivables/credit losses on net investment in leases:
90+ days past-due net investment in leases/Non-performing net investment in leases	¥15,346	¥18,925
90+ days past-due net investment in leases/Non-performing net investment in leases as a percentage of the balance of net investment in leases	1.42%	1.84%
Provision for doubtful receivables/credit losses as a percentage of the average balance of net investment in leases*	0.29%	0.31%
Allowance for doubtful receivables/credit losses on net investment in leases	¥11,692	¥16,522
Allowance for doubtful receivables/credit losses on net investment in leases as a percentage of the balance of net investment in leases	1.08%	1.60%
The ratio of charge-offs as a percentage of the average balance of net investment in leases*	0.25%	0.25%

Notes:
Credit Losses Standard has been adopted since April 1, 2020, and the amounts of allowance for doubtful receivables on finance leases have been reclassified to allowance for credit losses on net investment in leases. In addition, 90+ days past-due
net investment in leases have been changed to
Non-performing
net investment in leases.

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.
The balance of
non-performing
net investment in leases as of March 31, 2021 increased ¥3,579 million to ¥18,925 million compared to the balance of 90+ days past-due
net investment in leases as of March 31, 2020. As a result, the non-performing
net investment in leases as a percentage of net investment in leases as of March 31, 2021 increased 0.42% to 1.84% from the 90+ days past-due
net investment in leases as a percentage of net investment in leases as of March 31, 2020. Due to the change in the method of estimation of allowance for credit losses due to application of the Credit Losses Standard, the balance of allowance for credit losses on net investment in leases as of March 31, 2021 was ¥16,522 million, and as a percentage of the balance of net investment in leases as of March 31, 2021 increase 1.60% from allowance for doubtful receivables on net investment in leases as a percentage of the balance of net investment in leases as of March 31, 2020.

We believe that the ratio of allowance for credit losses to the balance of investment in net investment in leases provides a reasonable indication that our allowance for credit losses was appropriate as of March 31, 2021 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•
all lease contracts are secured by collateral consisting of the underlying leased assets, and we can expect to recover at least a portion of the outstanding lease receivables by selling the collateral.

Loans not individually assessed for credit losses

	As of March 31,
	2020	2021
	(Millions of yen, except percentage data)
90+ days
past-due
loans not individually evaluated for
impairment/Non-performing
loans not individually assessed for credit losses and allowance for probable loan losses/credit losses on installment loans not individually assessed for credit losses:

90+ days past-due loans not individually evaluated for impairment/Non-performing loans not individually assessed for credit losses	¥10,264	¥28,181
90+ days past-due loans not individually evaluated for impairment/Non-performing loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	0.28%	0.78%
Provision for probable loan losses/credit losses as a percentage of the average balance of installment loans not individually assessed for credit losses*	0.43%	0.02%
Allowance for probable loan losses/credit losses on installment loans not individually assessed for credit losses	¥31,697	¥44,064
Allowance for probable loan losses/credit losses on installment loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	0.87%	1.22%
The ratio of charge-offs as a percentage of the average balance of loans not individually assessed for credit losses*	0.43%	0.37%

Notes:
Credit Losses Standard has been adopted since April 1, 2020, and the amounts of allowance for probable loan losses have been reclassified to allowance for credit losses. In addition, 90+ days past-due
loans not individually evaluated for impairment have been changed to
Non-performing
loans not individually assessed for credit losses.

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.
The provision as a percentage of the average balance of installment loans not individually assessed for credit losses in fiscal 2021 compared to fiscal 2020 decreased due to the reversal occurred in fiscal 2021, mainly because of the improvement of forecasted future economic indicators such as GDP growth rates and unemployment rates in the Americas compared to the beginning of the year.

The balance of
non-performing
loans not individually assessed that are estimated for credit losses by using installment loans with similar risk characteristics as one pool was ¥28,181 million as of March 31, 2021.

	As of March 31,
	2020	2021
	(Millions of yen)
90+ days past-due loans not individually evaluated for impairment/Non-performing loans not individually assessed for credit losses:
Consumer borrowers
Real estate loans	¥1,370	¥1,633
Card loans	1,708	1,132
Other	7,025	6,823

Subtotal	10,103	9,588

Corporate borrowers in Japan
Real estate companies	0	31

Subtotal	0	31

Consumer borrowers in Overseas
Real estate companies	0	14,505
Non-recourse loans	0	542
Commercial, industrial and other companies	161	3,515

Subtotal	161	18,562

Total	¥10,264	¥28,181

Due to the application of Credit Losses Standard, certain installment loans have been changed to not individually assessed for credit losses from individually evaluated, mainly in the Americas and Asia.
We recognize allowances for real estate loans, card loans and other loans to individual borrowers after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate. We determine the allowance for our other items on the basis of past loss experience, general economic conditions and the current portfolio composition.
Loans individually assessed for credit losses

	As of March 31,
	2020	2021
	(Millions of yen)
Non-performing loans individually assessed for credit losses and allowance for probable loan losses/credit losses on installment loans individually assessed for credit losses:
Non-performing installment loans individually assessed for credit losses	¥85,820	¥59,757
Allowance for probable loan losses/credit losses on installment loans individually assessed for credit losses*	13,447	13,404

*
The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

The provision for probable loan losses/credit losses on installment loans individually assesses for credit losses was ¥6,201 million and ¥15,248 million, respectively, in fiscal 2020 and fiscal 2021. The charge-off
of impaired loans individually assessed for credit losses was ¥6,478 million and ¥16,356 million, respectively, in fiscal 2020 and fiscal 2021. The provision of probable loan losses/credit losses for installment loans individual assessed for credit losses increased ¥9,047 million compared to fiscal 2020.
Charge-off
of installment loans individual assessed for credit losses increased ¥9,878 million compared to fiscal 2020.
The table below sets forth the outstanding balance of
non-performing
loans individually assessed for credit losses by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually assessed for credit losses. The balance of individually assessed non-performing
loans of real estate companies and commercial, industrial and other companies in Overseas decreased due to a decrease in the Americas.

	As of March 31,
	2020	2021
	(Millions of yen)
Non-performing loans individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥5,758	¥8,006
Card loans	3,932	3,693
Other	16,426	16,963

Subtotal	26,116	28,662

Corporate borrowers in Japan
Real estate companies	3,501	1,711
Commercial, industrial and other companies	12,480	7,263

Subtotal	15,981	8,974

Overseas
Real estate companies	12,491	0
Non-recourse loans	2,466	774
Commercial, industrial companies and other	27,161	19,524

Subtotal	42,118	20,298

Purchased loans	1,605	1,823

Total	¥85,820	¥59,757

Due to the application of Credit Losses Standard, certain installment loans have been changed to not individually assessed for credit losses from individually evaluated, mainly in the Americas and Asia.
Troubled debt restructuring
A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties. The balance of pre-modification
outstanding recorded investment of troubled debt restructurings for financing receivables occurred during fiscal 2020 and 2021 were ¥16,826 million and ¥24,002 million, respectively. And the balance of post-modification outstanding recorded investment were ¥13,804 million and ¥19,776 million for fiscal 2020 and 2021, respectively.
While there were certain other payment deferral requests for financing receivables which we accepted, due to the spread of the
COVID-19,
those receivables are not included in the troubled debt restructuring as we determined those deferrals did not meet the definition of troubled debt restructuring.
For further information, see Note 10 and 11 of “Item 18. Financial Statements.”

Allowance for doubtful receivables and probable loan losses and allowance for credit losses
We recognize allowances for doubtful receivables and probable loan losses and allowances for credit losses.

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Allowance for doubtful receivables on net investment in leases and probable loan losses on installment loans and allowance for credit losses:
Beginning balance	¥58,011	¥55,687	¥(2,324)	(4)
Cumulative Effect of Adopting Accounting Standards Update 2016-13	0	30,376	30,376	—
(Adjusted) Beginning balance	58,011	86,063	28,052	48
Net investment in leases	12,049	15,242	3,193	27
Loans not individually assessed for credit losses	32,231	57,685	25,454	79
Loans individually assessed for credit losses	13,731	13,136	(595)	(4)
Provision (Reversal)	24,425	19,113	(5,312)	(22)
Net investment in leases	3,304	3,285	(19)	(1)
Loans not individually assessed for credit losses	14,920	580	(14,340)	(96)
Loans individually assessed for credit losses	6,201	15,248	9,047	146
Charge-offs (net)	(24,132)	(32,395)	(8,263)	34
Net investment in leases	(2,835)	(2,658)	177	(6)
Loans not individually assessed for credit losses	(14,819)	(13,381)	1,438	(10)
Loans individually assessed for credit losses	(6,478)	(16,356)	(9,878)	152
Other*	(1,468)	1,209	2,677	—
Net investment in leases	(826)	653	1,479	—
Loans not individually assessed for credit losses	(635)	(820)	(185)	29
Loans individually assessed for credit losses	(7)	1,376	1,383	—
Ending balance	56,836	73,990	17,154	30
Net investment in leases	11,692	16,522	4,830	41
Loans not individually assessed for credit losses	31,697	44,064	12,367	39
Loans individually assessed for credit losses	13,447	13,404	(43)	(0)

Notes:
Credit Losses Standard has been adopted since April 1, 2020, and the amounts of both allowance for doubtful receivables on net investment in leases and allowance for probable loan losses on installment loans have been reclassified to allowance for credit losses.

*	Other mainly includes foreign currency translation adjustments and a decrease in allowance related to a sale of a subsidiary.
Credit Losses Standard has been adopted since April 1, 2020, and the allowance for credit losses is estimated for all credit losses expected to occur in future over the remaining life of net investment in leases and installment loans, and is recognized adequately based on management judgement. We adopted Credit Losses Standard through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption.
The provision for probable loan losses on installment loans not individually assessed for credit losses was ¥14,920 million in fiscal 2020 while the provision for credit losses on installment loans not individually assessed for credit losses was ¥580 million in fiscal 2021. The provision in fiscal 2021 compared to fiscal 2020 decreased due to the reversal occurred in fiscal 2021, mainly because of the improvement of forecasted future economic indicators such as GDP growth rates and unemployment rates in the Americas compared to the beginning of the year.
For further information, see Note 10 and 11 of “Item 18. Financial Statements.”

Investment in Securities

	As of and for the year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥765,589	¥765,663	¥74	0
Japan	653,228	698,555	45,327	7
Overseas	112,361	67,108	(45,253)	(40)
Investment in securities	2,245,323	2,660,443	415,120	18

Note:
The balance of investment in securities related to our life insurance operations are included in investment in securities in our consolidated balance sheets; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New securities added increased to ¥765,663 million in fiscal 2021 compared to fiscal 2020. New securities added in Japan increased 7% in fiscal 2021 compared to fiscal 2020 primarily due to an increase in investments in government bond securities, municipal bond securities and corporate debt securities. New securities added overseas decreased 40% in fiscal 2021 compared to fiscal 2020 primarily due to a decrease in investments in municipal bond securities and CMBS and RMBS in the Americas.
The balance of our investment in securities as of March 31, 2021 increased 18% to ¥2,660,443 million compared to March 31, 2020.

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities by security type:
Equity securities	¥492,902	¥540,082	¥47,180	10
Trading debt securities	7,431	2,654	(4,777)	(64)
Available-for-sale debt securities	1,631,185	2,003,917	372,732	23
Held-to-maturity debt securities	113,805	113,790	(15)	(0)

Total	¥2,245,323	¥2,660,443	¥415,120	18

Investments in equity securities as of March 31, 2021 increased 10% to ¥540,082 million compared to March 31, 2020 primarily due to an increase in investment in equity securities with readily determinable fair value in the Europe and fund investment in the Americas. Investments in trading debt securities as of March 31, 2021 decreased 64% to ¥2,654 million compared to March 31, 2020 due to a decrease in investments in CMBS and RMBS in the Americas. Investments in available-for-sale
debt securities as of March 31, 2021 increased 23% to ¥2,003,917 million compared to March 31, 2020 primarily due to an increase in investments in government bond securities, municipal bond securities and corporate debt securities in Japan.
Held-to-maturity
debt securities mainly consist of our life insurance business’s investment in Japanese government bonds.
For further information, see Note 12 of “Item 18. Financial Statements.”

Gains on investment securities and dividends

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities	¥20,204	¥44,622	¥24,418	121
Dividends income	2,295	1,475	(820)	(36)

Total	¥22,499	¥46,097	¥23,598	105

Notes:	1.	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.
	2.	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities”.
Net gains on investment securities increased 121% to ¥44,622 million in fiscal 2021 compared to fiscal 2020 due to an increase in net unrealized holding gains on equity securities. Dividends income decreased 36% to ¥1,475 million in fiscal 2021 compared to fiscal 2020. Gains on investment securities and dividends increased 105% to ¥46,097 million in fiscal 2021 compared to fiscal 2020 due to an increase in net unrealized holding gains on equity securities despite a decrease in dividends income.
As of March 31, 2021, gross unrealized gains on
available-for-sale
debt securities, including those held in connection with our life insurance operations, were ¥25,291 million, compared to ¥36,017 million as of March 31, 2020. As of March 31, 2021, gross unrealized losses on available-for-sale
debt securities, including those held in connection with our life insurance operations, were ¥48,021 million, compared to ¥41,712 million as of March 31, 2020.
Operating leases

	As of and for the year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥430,665	¥397,065	¥(33,600)	(8)
Costs of operating leases	289,604	295,628	6,024	2
New equipment acquisitions	493,666	302,835	(190,831)	(39)
Japan	234,188	174,116	(60,072)	(26)
Overseas	259,478	128,719	(130,759)	(50)
Investment in operating leases	1,400,001	1,408,189	8,188	1
Revenues from operating leases in fiscal 2021 decreased 8% to ¥397,065 million compared to fiscal 2020 primarily due to not only decreases in both the number of aircraft owned and the number of aircraft sold in the aircraft leasing business, but also a decrease in gains on sales of real estate under operating leases. In fiscal 2020 and 2021, gains from the disposition of operating lease assets were ¥51,072 million and ¥26,358 million, respectively.
Costs of operating leases increased 2% to ¥295,628 million in fiscal 2021 compared to fiscal 2020 primarily due to an increase in depreciation expenses resulting from a year on year increase in the average balance of investment in the rental business of electronic measuring instruments and
IT-related
equipment.
New equipment acquisitions related to operating leases decreased 39% to ¥302,835 million in fiscal 2021 compared to fiscal 2020 primarily due to a decrease in purchases of aircraft overseas.

Investment in operating leases as of March 31, 2021 increased 1% to ¥1,408,189 million compared to March 31, 2020.

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥847,376	¥873,697	¥26,321	3
Measuring and information-related equipment	125,897	118,758	(7,139)	(6)
Real estate	269,483	249,225	(20,258)	(8)
Other	10,308	24,291	13,983	136
Right-of-use assets	121,553	114,268	(7,285)	(6)
Accrued rental receivables	25,384	28,259	2,875	11
Allowance for doubtful receivables on operating leases*	0	(309)	(309)	—

Total	¥1,400,001	¥1,408,189	¥8,188	1

*
Credit Losses Standard has been adopted since April 1, 2020, and the allowance for doubtful accrued rental receivables on operating leases, which was previously recorded in allowance for doubtful receivables on finance leases and probable loan losses, has been reclassified to the balance of investment in operating leases.

Investment in transportation equipment operating leases as of March 31, 2021 increased 3% to ¥873,697 million compared to March 31, 2020 primarily due to an increase in new equipment acquisitions in the ship-related business, and an increase in investment in the automobile leasing business resulting from the effect of changes in foreign exchange rates. Investment in measuring and information-related equipment operating leases as of March 31, 2021 decreased 6% to ¥118,758 million compared to March 31, 2020 primarily due to depreciation of equipment held for operating leases in the rental business. Investment in real estate operating leases as of March 31, 2021 decreased 8% to ¥249,225 million compared to March 31, 2020 primarily due to continuous sales of real estate under operating leases in Japan. Investment in other operating leases as of March 31, 2021 increased 136% to ¥24,291 million compared to March 31, 2020 primarily due to an increase resulting from the acquisition of subsidiaries.
For further information, see Note 6 of “Item 18. Financial Statements.”
Life insurance
We reflect all income and losses (other than provision for doubtful receivables and probable loan losses and provision for credit losses) that we recognize on securities, installment loans, real estate under operating leases and other investments held in connection with our life insurance operations as life insurance premiums and related investment income in our consolidated statements of income.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥360,583	¥403,799	¥43,216	12
Life insurance-related investment income	7,195	83,751	76,556	—

Total	¥367,778	¥487,550	¥119,772	33

Life insurance costs	¥269,425	¥374,348	¥104,923	39

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income (loss):
Net income on investment securities	¥8,674	¥94,029	¥85,355	984
Losses recognized in income on derivative	(1,910)	(10,680)	(8,770)	459
Interest on loans, income on real estate under operating leases, and others	431	402	(29)	(7)

Total	¥7,195	¥83,751	¥76,556	—

Life insurance premiums and related investment income increased 33% to ¥487,550 million in fiscal 2021 compared to fiscal 2020.
Life insurance premiums increased 12% to ¥403,799 million in fiscal 2021 compared to fiscal 2020 due to an increase in the number of policies in force.
Life insurance-related investment income increased to ¥83,751 million in fiscal 2021 compared to ¥7,195 million in fiscal 2020. Net income on investment securities increased mainly due to an increase in investment income from assets under variable annuity and variable life insurance contracts.
Life insurance costs increased 39% to ¥374,348 million in fiscal 2021 compared to fiscal 2020 due to the aforementioned increase in the number of policies in force.

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investments by life insurance operations:
Equity securities	¥264,625	¥269,167	¥4,542	2
Available-for-sale debt securities	1,149,612	1,525,191	375,579	33
Held-to-maturity debt securities	113,805	113,790	(15)	(0)

Total investment in securities	1,528,042	1,908,148	380,106	25

Installment loans, real estate under operating leases and other investments	46,991	46,224	(767)	(2)

Total	¥1,575,033	¥1,954,372	¥379,339	24

Investment in securities as of March 31, 2021 increased 25% to ¥1,908,148 million compared to March 31, 2020 due to an increase in available-for-sale
debt securities as a result of an increase in investments in government bond securities and corporate debt securities, as well as an increase in equity securities as a result of new investments.
Installment loans, real estate under operating leases and other investments as of March 31, 2021 decreased 2% to ¥46,224 million compared to March 31, 2020.
For further information, see Note 26 of “Item 18. Financial Statements.”

Sales of goods and real estate, Inventories

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Sales of goods and real estate, Inventories:
Sales of goods and real estate	¥406,511	¥410,953	¥4,442	1
Costs of goods and real estate sold	354,006	347,721	(6,285)	(2)
New real estate added	82,442	81,854	(588)	(1)
Inventories	126,013	142,156	16,143	13
Sales of goods and real estate increased 1% to ¥410,953 million compared to fiscal 2020 mainly due to an increase in sales of goods of investees, partially offset by a decrease in sales of real estate.
Costs of goods and real estate sold decreased 2% to ¥347,721 million compared to fiscal 2020 due to a decrease in costs of real estate sold. We recognized ¥863 million and ¥2,510 million of write-downs for fiscal 2020 and 2021, respectively, which were included in costs of goods and real estate sold. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.
New real estate added decreased 1% to ¥81,854 million in fiscal 2021 compared to fiscal 2020.
Inventories as of March 31, 2021 increased 13% to ¥142,156 million compared to March 31, 2020.
For further information, see Note 4 of “Item 18. Financial Statements.”
Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations
Services income	¥776,012	¥679,849	¥(96,163)	(12)
Services expense	483,914	439,233	(44,681)	(9)
New assets added	34,181	30,143	(4,038)	(12)
Japan	33,312	30,053	(3,259)	(10)
Overseas	869	90	(779)	(90)
Property under Facility Operations	562,485	491,855	(70,630)	(13)
Services income decreased 12% to ¥679,849 million in fiscal 2021 compared to fiscal 2020 mainly due to the temporary closure of operating facilities and the sales of a subsidiary and an asset management-related business in fiscal 2020.
Services expense decreased 9% to ¥439,233 million in fiscal 2021 compared to fiscal 2020 mainly due to the temporary closure of operating facilities and the sale of the subsidiary in fiscal 2020, similar to the aforementioned decrease in services income.
New assets added for property under facility operations decreased 12% to ¥30,143 million in fiscal 2021 compared to fiscal 2020 due to the decrease in investments in electric power facilities.
Property under facility operations as of March 31, 2021 decreased 13% to ¥491,855 million compared to March 31, 2020, largely attributed to the sales of investees involved in wind power generation business in India.
For further information, see Note 4 of “Item 18. Financial Statements.”

Expenses
Interest expense
Interest expense decreased 21% to ¥78,068 million in fiscal 2021 compared to ¥99,138 million in fiscal 2020. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2021 increased 3% to ¥7,041,887 million compared to ¥6,847,889 million as of March 31, 2020.
The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, remained flat in fiscal 2021 at 0.4% compared to 0.4% in fiscal 2020. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, decreased 0.8% to 2.5% in fiscal 2021 compared to 3.3% in fiscal 2020. For more information regarding our interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our outstanding debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”
Other (income) and expense
Other (income) and expense included a net expense of ¥14,925 million during fiscal 2020 and a net expense of ¥17,125 million during fiscal 2021. Foreign currency transaction losses (gains) included in other (income) and expense included gains of ¥1,805 million during fiscal 2021 compared to losses of ¥1,679 million during fiscal 2020. We recognized impairment losses on goodwill and other intangible assets included in other (income) and expense in the amount of ¥2,652 million during fiscal 2021 compared to no impairment losses on goodwill and other intangible assets during fiscal 2020. For further information on our goodwill and other intangible assets, see Note 16 of “Item 18. Financial Statements.”
Selling, general and administrative expenses

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥256,931	¥263,026	¥6,095	2
Selling expenses	75,860	64,749	(11,111)	(15)
Administrative expenses	119,694	120,751	1,057	1
Depreciation of office facilities	7,714	8,269	555	7

Total	¥460,199	¥456,795	¥(3,404)	(1)

Employee salaries and other personnel expenses accounted for 58% of selling, general and administrative expenses in fiscal 2021, and the remaining portion consists of other expenses, such as rent for office space, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2021 decreased 1% year on year.
Write-downs of long-lived assets
As a result of impairment reviews we performed in fiscal 2021 for long-lived assets in Japan and overseas, such as office buildings, commercial facilities other than office buildings, condominiums, hotels, and land undeveloped or under construction, write-downs of long-lived assets decreased 1% to ¥3,020 million in fiscal 2021 compared to ¥3,043 million in fiscal 2020. These write-downs, which are reflected as write-downs of long-lived assets, consisted of impairment losses of ¥331 million on one office building, ¥1,256 million on six commercial facilities other than office buildings, ¥64 million on two condominiums, ¥98 million on two pieces of land undeveloped or under construction and ¥1,271 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-downs of other long-lived assets in fiscal 2021 include a write-down of ¥1,099 million of three hotels. For further information, see Note 27 of “Item 18. Financial Statements.”
Write-downs of securities
Write-downs of securities in fiscal 2021 were mainly in connection with foreign available-for-sale
debt securities and
non-marketable
equity securities. Write-downs of securities decreased to ¥5,935 million in fiscal 2021 compared to ¥11,969 million in fiscal 2020. For further information, see Note 12 of “Item 18. Financial Statements.”
Equity in net income of affiliates
Equity in net income of affiliates decreased in fiscal 2021 to ¥481 million compared to ¥67,924 million in fiscal 2020 due to decreases in the number of passengers and flights at our three airports in Kansai, and equity in net income of affiliates from Avolon. For further information, see Note 15 of “Item 18. Financial Statements.”
Gains on sales of subsidiaries and affiliates and liquidation losses, net
Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased to ¥23,300 million in fiscal 2021 compared to ¥74,001 million in fiscal 2020, due to the favorable profit from sales in Japan, the Americas and the Europe in fiscal 2020. For further information, see Note 3 of “Item 18. Financial Statements.”
Bargain Purchase Gain
In fiscal 2021, we recognized bargain purchase gains of ¥4,966 million associated with two of the acquisitions executed in fiscal 2020 compared to bargain purchase gains of ¥955 million in fiscal 2020. For further information, see Note 3 of “Item 18. Financial Statements.”
Provision for income taxes
Provision for income taxes decreased to ¥90,747 million in fiscal 2021 compared to ¥105,837 million in fiscal 2020 primarily due to lower income before income taxes. For further information, see Note 19 of “Item 18. Financial Statements.”
Net income attributable to the noncontrolling interests
Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net income attributable to the noncontrolling interests in fiscal 2021 was ¥4,453 million, compared to ¥3,640 million in fiscal 2020.
Net income attributable to the redeemable noncontrolling interests
Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. Net income attributable to the redeemable noncontrolling interests in fiscal 2020 was ¥384 million. Net loss attributable to the redeemable noncontrolling interests in fiscal 2021 was ¥23 million. For further information, see Note 21 of “Item 18. Financial Statements.”

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
There was no significant impact on the business performance for fiscal 2020 due to the spread of
COVID-19.

Balance Sheet data

	As of March 31,				Change
	2019		2020		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets	¥12,174,917		¥13,067,528		¥892,611		7
(Segment assets)	9,986,916		10,883,545		896,629		9
Total Liabilities	9,211,936		9,991,362		779,426		8
(Short-term and Long-term debt)	4,495,771		4,616,186		120,415		3
(Deposits)	1,927,741		2,231,703		303,962		16
ORIX Corporation Shareholders’ Equity	2,897,074		2,993,608		96,534		3
ORIX Corporation Shareholders’ Equity per share	2,263.41		2,386.35		122.94		5
ORIX Corporation Shareholders’ Equity ratio*	23.8%		22.9%		(0.9)%		—
D/E ratio (Debt-to-equity ratio) (Short-term and Long-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	1.6	x	1.5	x	(0.1	)x	—

*	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.
Total assets increased 7% to ¥13,067,528 million compared to the balance as of March 31, 2019 due primarily to not only increases in installment loans and investment in securities, but also increases in investment in operating leases, property under facility operations and office facilities as a result of our adoption of the New Lease Standard. In addition, segment assets increased 9% to ¥10,883,545 million compared to the balance as of March 31, 2019.
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
Segment Information
Our operating segments used by the chief operating decision maker to make decisions about resource allocations and assess performance are organized into ten segments based on our business management organization which is classified by the nature of major products and services, customer base, regulations, and business areas. The ten segments are Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia. Since April 1, 2020, the reporting segments have been changed to the aforementioned segments. As a result of this change for fiscal 2021, segment data as of the end of and for fiscal 2020 has been retrospectively restated.
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
The New Lease Standard has been adopted since April 1, 2019. This adoption has resulted in a gross up of ROU assets of investment in operating leases and property under facility operations related to operating leases of land, office and equipment, where the Company is the lessee, as segment assets in all of our segments except for Insurance, Banking and Credit, and ORIX Europe. In addition, segment revenues and segment expenses mainly in Corporate Financial Service and Maintenance Leasing increased as a result of a gross up of revenues and expenses of certain lessor costs. For further information, see Note 1 of “Item 18. Financial Statements.”
Since April 1, 2020, the selling, general and administrative expenses that should be borne by ORIX Group as a whole, which were initially charged directly to its respective segments, have been included in the difference between segment total profits and consolidated amounts for fiscal 2021. As a result of this change, segment data for fiscal 2019 and fiscal 2020 has been retrospectively restated.
For a description of the business activities of our segments, see “Item 4. Information on the Company—Business Segments.” See Note 34 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services and Maintenance Leasing	¥378,767	¥428,036	¥49,269	13
Real Estate	531,622	468,086	(63,536)	(12)
PE Investment and Concession	467,042	296,365	(170,677)	(37)
Environment and Energy	139,654	148,423	8,769	6
Insurance	350,954	371,387	20,433	6
Banking and Credit	78,904	84,355	5,451	7
Aircraft and Ships	71,062	64,650	(6,412)	(9)
ORIX USA	122,064	135,709	13,645	11
ORIX Europe	169,889	148,524	(21,365)	(13)
Asia and Australia	128,101	137,797	9,696	8

Segment Total	2,438,059	2,283,332	(154,727)	(6)

Difference between Segment Total and Consolidated Amounts	(3,195)	(3,003)	192	—

Consolidated Amounts	¥2,434,864	¥2,280,329	¥(154,535)	(6)

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services and Maintenance Leasing	¥78,310	¥62,978	¥(15,332)	(20)
Real Estate	93,748	80,182	(13,566)	(14)
PE Investment and Concession	23,061	44,110	21,049	91
Environment and Energy	12,144	11,625	(519)	(4)
Insurance	51,544	44,833	(6,711)	(13)
Banking and Credit	36,434	39,096	2,662	7
Aircraft and Ships	36,422	45,287	8,865	24
ORIX USA	50,056	56,690	6,634	13
ORIX Europe	35,629	43,778	8,149	23
Asia and Australia	7,521	14,673	7,152	95

Segment Total	424,869	443,252	18,383	4

Difference between Segment Total and Consolidated Amounts	(29,139)	(30,691)	(1,552)	—

Consolidated Amounts	¥395,730	¥412,561	¥16,831	4

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services and Maintenance Leasing	¥1,841,791	¥1,789,693	¥(52,098)	(3)
Real Estate	759,466	821,194	61,728	8
PE Investment and Concession	279,915	322,522	42,607	15
Environment and Energy	395,606	478,796	83,190	21
Insurance	1,254,471	1,580,158	325,687	26
Banking and Credit	2,316,738	2,603,736	286,998	12
Aircraft and Ships	646,284	585,304	(60,980)	(9)
ORIX USA	1,152,891	1,374,027	221,136	19
ORIX Europe	343,080	317,847	(25,233)	(7)
Asia and Australia	996,674	1,010,268	13,594	1

Segment Total	9,986,916	10,883,545	896,629	9

Difference between Segment Total and Consolidated Amounts	2,188,001	2,183,983	(4,018)	(0)

Consolidated Amounts	¥12,174,917	¥13,067,528	¥892,611	7

Corporate Financial Services and Maintenance Leasing
Segment revenues increased 13% to ¥428,036 million compared to fiscal 2019 due to increases in operating leases revenues and finance leases revenues in our automobile-related business as a result of the adoption of the New Lease Standard.
Segment profits decreased 20% to ¥62,978 million compared to fiscal 2019 due to an increase in the cost of operating leases and other expenses as a result of the adoption of the New Lease Standard mainly in our automobile-related business, as well as an increase in selling, general and administrative expenses resulting from both the adoption of the New Lease Standard which has changed the recognition of some lease related costs from deferred amortization to expensing as they incurred in our automobile-related business and the acquisition of new investees in our corporate financial services business.
Despite an increase in investment in operating leases as a result of our adoption of the New Lease Standard, segment assets decreased 3% to ¥1,789,693 million compared to the end of fiscal 2019 due to decreases in installment loans and investment in securities.
Asset efficiency declined compared to fiscal 2019.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥46,564	¥61,402	¥14,838	32
Gains on investment securities and dividends	(744)	111	855	—
Operating leases	213,403	243,977	30,574	14
Sales of goods and real estate	9,771	11,536	1,765	18
Services income	109,773	111,010	1,237	1

Total Segment Revenues	378,767	428,036	49,269	13

Interest expense	6,832	6,203	(629)	(9)
Costs of operating leases	161,539	194,162	32,623	20
Costs of goods and real estate sold	6,115	6,814	699	11
Services expense	47,977	53,020	5,043	11
Selling, general and administrative expenses	76,282	87,333	11,051	14
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,760	1,189	(571)	(32)
Other	271	17,648	17,377	—

Total Segment Expenses	300,776	366,369	65,593	22

Segment Operating Income	77,991	61,667	(16,324)	(21)

Equity in Net income (Loss) of Affiliates, and others	319	1,311	992	311

Segment Profits	¥78,310	¥62,978	¥(15,332)	(20)

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥688,567	¥0	¥(688,567)	—
Net investment in leases	0	648,627	648,627	—
Installment loans	412,363	379,541	(32,822)	(8)
Investment in operating leases	546,563	572,492	25,929	5
Investment in securities	38,935	28,616	(10,319)	(27)
Property under facility operations	17,974	19,992	2,018	11
Inventories	638	736	98	15
Advances for finance lease and operating lease	765	293	(472)	(62)
Investment in affiliates	16,536	18,347	1,811	11
Advances for property under facility operations	0	760	760	—
Goodwill, intangible assets acquired in business combinations	119,450	120,289	839	1

Total Segment Assets	¥1,841,791	¥1,789,693	¥(52,098)	(3)

Real Estate
Segment revenues decreased 12% to ¥468,086 million compared to fiscal 2019 due to a decrease in services income, which is associated with sale of significant properties under facility operations during fiscal 2019, as well as a decrease in sales of real estate resulting from a decrease in condominium delivered by DAIKYO.
Although there was a recognition of gains on sales of shares of a subsidiary which operates senior housings, segment profits decreased 14% to ¥80,182 million compared to fiscal 2019 due to the above reasons.
Segment assets increased 8% to ¥821,194 million compared to the end of fiscal 2019 due to an increase in investment in operating leases resulting from the adoption of the New Lease Standard.
Asset efficiency declined compared to fiscal 2019.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥6,265	¥6,723	¥458	7
Operating leases	72,309	63,149	(9,160)	(13)
Sales of goods and real estate	141,489	122,230	(19,259)	(14)
Services income	311,590	276,123	(35,467)	(11)
Other	(31)	(139)	(108)	—

Total Segment Revenues	531,622	468,086	(63,536)	(12)

Interest expense	2,633	1,849	(784)	(30)
Costs of operating leases	27,676	26,654	(1,022)	(4)
Costs of goods and real estate sold	121,414	108,637	(12,777)	(11)
Services expense	262,749	239,096	(23,653)	(9)
Selling, general and administrative expenses	38,367	38,590	223	1
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,662	545	(1,117)	(67)
Other	723	1,267	544	75

Total Segment Expenses	455,224	416,638	(38,586)	(8)

Segment Operating Income	76,398	51,448	(24,950)	(33)

Equity in Net income (Loss) of Affiliates, and others	17,350	28,734	11,384	66

Segment Profits	¥93,748	¥80,182	¥(13,566)	(14)

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥78,739	¥0	¥(78,739)	—
Net investment in leases	0	73,279	73,279	—
Installment loans	316	0	(316)	—
Investment in operating leases	241,981	319,550	77,569	32
Investment in securities	8,039	7,274	(765)	(10)
Property under facility operations	141,949	140,416	(1,533)	(1)
Inventories	80,920	82,762	1,842	2
Advances for finance lease and operating lease	29,973	37,272	7,299	24
Investment in affiliates	107,072	91,835	(15,237)	(14)
Advances for property under facility operations	6,790	7,327	537	8
Goodwill, intangible assets acquired in business combinations	63,687	61,479	(2,208)	(3)

Total Segment Assets	¥759,466	¥821,194	¥61,728	8

PE Investment and Concession
Segment revenues decreased 37% to ¥296,365 million compared to fiscal 2019 primarily due to a decrease in sales of goods by an investee in our private equity business.
Segment profits increased 91% to ¥44,110 million compared to fiscal 2019 due to the recognition of gains on sales of investees in our private equity business.
Segment assets increased 15% to ¥322,522 million compared to the end of fiscal 2019. This was primarily due to increases in property under facility operations and inventories resulting from the acquisition of a subsidiary, and an increase in investment in operating leases from an investee in our private equity business. In addition, there was an increase in investment in affiliates in our concession business.

Asset efficiency improved compared to fiscal 2019.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥116	¥124	¥8	7
Gains on investment securities and dividends	850	585	(265)	(31)
Sales of goods and real estate	429,447	261,475	(167,972)	(39)
Services income	36,629	32,465	(4,164)	(11)
Other	0	1,716	1,716	—

Total Segment Revenues	467,042	296,365	(170,677)	(37)

Interest expense	1,235	1,187	(48)	(4)
Costs of goods and real estate sold	395,502	229,905	(165,597)	(42)
Services expense	25,183	22,021	(3,162)	(13)
Selling, general and administrative expenses	35,543	33,517	(2,026)	(6)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	154	98	(56)	(36)
Other	(163)	802	965	—

Total Segment Expenses	457,454	287,530	(169,924)	(37)

Segment Operating Income	9,588	8,835	(753)	(8)

Equity in Net income (Loss) of Affiliates, and others	13,473	35,275	21,802	162

Segment Profits	¥23,061	¥44,110	¥21,049	91

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥163	¥0	¥(163)	—
Net investment in leases	0	141	141	—
Installment loans	23	0	(23)	—
Investment in operating leases	0	9,367	9,367	—
Investment in securities	17,798	17,916	118	1
Property under facility operations	25,568	43,735	18,167	71
Inventories	30,217	40,263	10,046	33
Investment in affiliates	59,913	68,603	8,690	15
Advances for property under facility operations	244	245	1	0
Goodwill, intangible assets acquired in business combinations	145,989	142,252	(3,737)	(3)

Total Segment Assets	¥279,915	¥322,522	¥42,607	15

Environment and Energy
Segment revenues increased 6% to ¥148,423 million compared to fiscal 2019 due to an increase in services income.
Segment profits decreased 4% to ¥11,625 million compared to fiscal 2019 due to a decrease in equity in net income of affiliates, and others.

Segment assets increased 21% to ¥478,796 million compared to the end of fiscal 2019 due to an increase in property under facility operations resulted from the acquisition of wind power generation companies as wholly-owned subsidiaries and the adoption of the New Lease Standard.
Asset efficiency declined compared to fiscal 2019.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥1,362	¥1,959	¥597	44
Services income	132,108	141,714	9,606	7
Other	6,184	4,750	(1,434)	(23)

Total Segment Revenues	139,654	148,423	8,769	6

Interest expense	5,651	7,732	2,081	37
Services expense	106,264	111,143	4,879	5
Selling, general and administrative expenses	11,172	11,807	635	6
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	162	2,081	1,919	—
Other	5,460	3,047	(2,413)	(44)

Total Segment Expenses	128,709	135,810	7,101	6

Segment Operating Income	10,945	12,613	1,668	15

Equity in Net income (Loss) of Affiliates, and others	1,199	(988)	(2,187)	—

Segment Profits	¥12,144	¥11,625	¥(519)	(4)

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥25,533	¥0	¥(25,533)	—
Net investment in leases	0	25,355	25,355	—
Installment loans	5	0	(5)	—
Investment in operating leases	2,030	1,958	(72)	(4)
Investment in securities	1,080	191	(889)	(82)
Property under facility operations	239,413	338,695	99,282	41
Inventories	559	394	(165)	(30)
Advances for finance lease and operating lease	1,340	1,861	521	39
Investment in affiliates	102,053	82,253	(19,800)	(19)
Advances for property under facility operations	11,047	12,229	1,182	11
Goodwill, intangible assets acquired in business combinations	12,546	15,860	3,314	26

Total Segment Assets	¥395,606	¥478,796	¥83,190	21

Insurance
Segment revenues increased 6% to ¥371,387 million compared to fiscal 2019 due to an increase in life insurance premiums in line with an increase in new insurance contracts.

Segment profits decreased 13% to ¥44,833 million compared to fiscal 2019 due to an increase in life insurance costs, such as policy liability reserves and insurance payment, which are related to the increase in new insurance contracts, as well as a decrease in investment return, which is associated with significant gains recognized on a sale of real estate property during fiscal 2019.
Segment assets increased 26% to ¥1,580,158 million compared to the end of fiscal 2019 due to increases in investment in securities with the growth of the life insurance business.
Asset efficiency declined compared to fiscal 2019.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥221	¥220	¥(1)	(0)
Life insurance premiums and related investment income	349,207	370,144	20,937	6
Other	1,526	1,023	(503)	(33)

Total Segment Revenues	350,954	371,387	20,433	6

Interest expense	1	1	0	—
Life insurance costs	247,809	271,943	24,134	10
Selling, general and administrative expenses	51,985	54,216	2,231	4
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	29	0	(29)	—
Other	(414)	408	822	—

Total Segment Expenses	299,410	326,568	27,158	9

Segment Operating Income	51,544	44,819	(6,725)	(13)

Equity in Net income (Loss) of Affiliates, and others	0	14	14	—

Segment Profits	¥51,544	¥44,833	¥(6,711)	(13)

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥42	¥0	¥(42)	—
Installment loans	11,778	17,720	5,942	50
Investment in operating leases	29,810	29,271	(539)	(2)
Investment in securities	1,208,389	1,528,042	319,653	26
Goodwill, intangible assets acquired in business combinations	4,452	5,125	673	15

Total Segment Assets	¥1,254,471	¥1,580,158	¥325,687	26

Banking and Credit
Segment revenues increased 7% to ¥84,355 million compared to fiscal 2019 due to an increase in finance revenues derived from real estate investment loans in the banking business, and an increase in other income primarily due to an increase in services income of the mortgage bank business.
Despite increases in expenses such as other expenses and selling, general and administrative expenses, due to the above reason, segment profits increased 7% to ¥39,096 million compared to fiscal 2019.

Segment assets increased 12% to ¥2,603,736 million compared to the end of fiscal 2019 primarily due to an increase in installment loans as a result of increasing new executions of real estate investment loans.
Asset efficiency declined compared to fiscal 2019.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥76,473	¥80,868	¥4,395	6
Other	2,431	3,487	1,056	43

Total Segment Revenues	78,904	84,355	5,451	7

Interest expense	4,078	4,488	410	10
Selling, general and administrative expenses	22,924	23,639	715	3
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	11,512	11,971	459	4
Other	3,959	5,164	1,205	30

Total Segment Expenses	42,473	45,262	2,789	7

Segment Operating Income	36,431	39,093	2,662	7

Equity in Net income (Loss) of Affiliates, and others	3	3	0	—

Segment Profits	¥36,434	¥39,096	¥2,662	7

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans	¥2,038,202	¥2,318,347	¥280,145	14
Investment in securities	266,361	273,218	6,857	3
Investment in affiliates	404	400	(4)	(1)
Goodwill, intangible assets acquired in business combinations	11,771	11,771	0	—

Total Segment Assets	¥2,316,738	¥2,603,736	¥286,998	12

Aircraft and Ships
Segment revenues decreased 9% to ¥64,650 million compared to fiscal 2019. This was primarily due to a decrease in operating leases revenues resulting from decreases in both the number of aircraft owned and the number of aircraft sold, and a decrease in fee income resulting from the decrease in the number of aircraft sold to investors in our aircraft leasing business, despite an increase in operating leases revenues resulting from an increase in the number of ships delivered in the ship-related business.
Segment profits increased 24% to ¥45,287 million compared to fiscal 2019 due to an increase in equity in net income of affiliates from Avolon, a leading global aircraft leasing company located in Ireland whose shares were acquired in fiscal 2019.
Segment assets decreased 9% to ¥585,304 million compared to the end of fiscal 2019. This is primarily due to a decrease in investment in operating leases resulting from the decrease in the number of aircraft owned.

Asset efficiency increased compared to fiscal 2019.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥3,095	¥2,478	¥(617)	(20)
Operating leases	52,625	49,271	(3,354)	(6)
Services income	12,406	10,216	(2,190)	(18)
Other	2,936	2,685	(251)	(9)

Total Segment Revenues	71,062	64,650	(6,412)	(9)

Interest expense	13,848	18,402	4,554	33
Costs of operating leases	13,511	15,070	1,559	12
Services expense	4,178	4,379	201	5
Selling, general and administrative expenses	10,246	9,399	(847)	(8)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	323	0	(323)	—
Other	3,261	789	(2,472)	(76)

Total Segment Expenses	45,367	48,039	2,672	6

Segment Operating Income	25,695	16,611	(9,084)	(35)

Equity in Net income (Loss) of Affiliates, and others	10,727	28,676	17,949	167

Segment Profits	¥36,422	¥45,287	¥8,865	24

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥(1)	¥0	¥1	—
Net investment in leases	0	1,839	1,839	—
Installment loans	33,868	24,088	(9,780)	(29)
Investment in operating leases	295,982	253,717	(42,265)	(14)
Investment in securities	134	0	(134)	—
Inventories	558	0	(558)	—
Advances for finance lease and operating lease	7,625	4,990	(2,635)	(35)
Investment in affiliates	285,896	284,453	(1,443)	(1)
Goodwill, intangible assets acquired in business combinations	22,222	16,217	(6,005)	(27)

Total Segment Assets	¥646,284	¥585,304	¥(60,980)	(9)

ORIX USA
Segment revenues increased 11% to ¥135,709 million compared to fiscal 2019. This is primary due to an increase in finance revenues derived from NXT Capital Group, LLC (hereinafter, “NXT Capital”) acquired in the fiscal 2019 and Hunt Real Estate Capital (hereinafter, “HREC”) acquired in this fiscal 2020.
Segment profits increased 13% to ¥56,690 million compared to fiscal 2019 due to an increase in gains on sales of shares of subsidiaries and affiliates and a decrease in other expenses.
Segment assets increased 19% to ¥1,374,027 million compared to the end of fiscal 2019 due to an increase in installment loans in NXT Capital and HREC.

Asset efficiency declined compared to fiscal 2019.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥65,366	¥79,973	¥14,607	22
Gains on investment securities and dividends	16,013	15,956	(57)	(0)
Services income	33,895	37,116	3,221	10
Other	6,790	2,664	(4,126)	(61)

Total Segment Revenues	122,064	135,709	13,645	11

Interest expense	22,921	25,143	2,222	10
Services expense	6,156	3,235	(2,921)	(47)
Selling, general and administrative expenses	55,425	66,931	11,506	21
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	5,761	8,251	2,490	43
Other	2,773	(219)	(2,992)	—

Total Segment Expenses	93,036	103,341	10,305	11

Segment Operating Income	29,028	32,368	3,340	12

Equity in Net income (Loss) of Affiliates, and others	21,028	24,322	3,294	16

Segment Profits	¥50,056	¥56,690	¥6,634	13

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥1,631	¥0	¥(1,631)	—
Net investment in leases	0	1,172	1,172	—
Installment loans	594,264	778,249	183,985	31
Investment in operating leases	13,022	9,148	(3,874)	(30)
Investment in securities	305,294	320,217	14,923	5
Property under facility operations and servicing assets	40,539	66,416	25,877	64
Inventories	2,487	1,442	(1,045)	(42)
Advances for finance lease and operating lease	513	1,259	746	145
Investment in affiliates	69,750	52,361	(17,389)	(25)
Goodwill, intangible assets acquired in business combinations	125,391	143,763	18,372	15

Total Segment Assets	¥1,152,891	¥1,374,027	¥221,136	19

ORIX Europe
Segment revenues decreased 13% to ¥148,524 million compared to fiscal 2019 due to a decrease in services income, which is associated with a decrease in the amount of assets under management, and a decrease in gains on investment securities and dividends due to the pervasive price decline in the equity market during the fourth quarter ended March 31, 2020.
Segment profits increased 23% to ¥43,778 million compared to fiscal 2019 due to the recognition of a gain of the sale of a portion of a business of Robeco, as well as a decrease in selling, general and administrative expenses.

Segment assets decreased 7% to ¥317,847 million compared to the end of fiscal 2019 due to the effect of changes in foreign exchange rates, as well as a decrease in goodwill, intangible assets acquired in business combinations due to the sale of a portion of a business of Robeco.
Asset efficiency increased compared to fiscal 2019.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥688	¥559	¥(129)	(19)
Gains on investment securities and dividends	1,636	(2,079)	(3,715)	—
Services income	167,565	150,044	(17,521)	(10)

Total Segment Revenues	169,889	148,524	(21,365)	(13)

Interest expense	2,046	1,136	(910)	(44)
Services expense	41,694	35,624	(6,070)	(15)
Selling, general and administrative expenses	87,845	81,383	(6,462)	(7)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(93)	(17)	76	—
Other	2,380	(62)	(2,442)	—

Total Segment Expenses	133,872	118,064	(15,808)	(12)

Segment Operating Income	36,017	30,460	(5,557)	(15)

Equity in Net income (Loss) of Affiliates, and others	(388)	13,318	13,706	—

Segment Profits	¥35,629	¥43,778	¥8,149	23

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities	¥43,661	¥38,057	¥(5,604)	(13)
Investment in affiliates	1,636	1,495	(141)	(9)
Goodwill, intangible assets acquired in business combinations	297,783	278,295	(19,488)	(7)

Total Segment Assets	¥343,080	¥317,847	¥(25,233)	(7)

Asia and Australia
Segment revenues increased 8% to ¥137,797 million compared to fiscal 2019 primarily due to gains on investment securities of an investee.
Despite an increase in provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities, segment profits increased 95% to ¥14,673 million compared to fiscal 2019 primarily due to an increase in equity in net income of affiliate of a subsidiary.
Segment assets increased 1% to ¥1,010,268 million compared to the end of fiscal 2019 due to an increase in investment in installment loans and investment in affiliates.

Asset efficiency increased compared to fiscal 2019.

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥42,871	¥43,694	¥823	2
Gains on investment securities and dividends	(1,216)	8,971	10,187	—
Operating leases	67,080	66,322	(758)	(1)
Services income	19,244	18,323	(921)	(5)
Other	122	487	365	299

Total Segment Revenues	128,101	137,797	9,696	8

Interest expense	24,007	23,329	(678)	(3)
Costs of operating leases	48,513	49,529	1,016	2
Services expense	14,620	13,082	(1,538)	(11)
Selling, general and administrative expenses	26,240	27,012	772	3
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	4,913	15,318	10,405	212
Other	698	1,986	1,288	185

Total Segment Expenses	118,991	130,256	11,265	9

Segment Operating Income	9,110	7,541	(1,569)	(17)

Equity in Net income (Loss) of Affiliates, and others	(1,589)	7,132	8,721	—

Segment Profits	¥7,521	¥14,673	¥7,152	95

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases	¥360,761	¥0	¥(360,761)	—
Net investment in leases	0	330,346	330,346	—
Installment loans	186,715	222,465	35,750	19
Investment in operating leases	200,114	195,660	(4,454)	(2)
Investment in securities	36,252	29,248	(7,004)	(19)
Property under facility operations	3,609	2,600	(1,009)	(28)
Inventories	116	242	126	109
Advances for finance lease and operating lease	2,794	1,742	(1,052)	(38)
Investment in affiliates	199,400	221,853	22,453	11
Goodwill, intangible assets acquired in business combinations	6,913	6,112	(801)	(12)

Total Segment Assets	¥996,674	¥1,010,268	¥13,594	1

Revenues, New Business Volumes and Investments
Finance revenues

	Year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥242,893	¥276,864	¥33,971	14

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
New equipment acquisitions related to net investment in leases increased 1% to ¥444,841 million compared to fiscal 2019. In Japan, new equipment acquisitions decreased 4% in fiscal 2020 compared to fiscal 2019 due to a decreasing trend in new acquisition including auto leases. In overseas, new equipment acquisitions increased 9% in fiscal 2020 compared to fiscal 2019 due to increases in Asia.
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

For further information, see Note 6 and 7 of “Item 18. Financial Statements.”
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
The balance of installment loans to consumer borrowers in Japan as of March 31, 2020 increased 14% to ¥2,098,400 million compared to the balance as of March 31, 2019, primarily due to an increase in the balance of real estate loans for consumer. The balance of installment loans to corporate borrowers in Japan as of March 31, 2020 decreased 1% to ¥604,859 million compared to the balance as of March 31, 2019. The balance of installment loans in Overseas as of March 31, 2020 increased 26% to ¥1,024,009 million compared to the balance as of March 31, 2019 in line with the aforementioned increase in the Americas.
For further information, see Note 9 of “Item 18. Financial Statements.”
Asset quality
Net investment in leases

	As of March 31,
	2019	2020
	(Millions of yen, except percentage data)
90+ days past-due net investment in leases and allowances for net investment in leases:
90+ days past-due net investment in leases	¥14,807	¥15,346
90+ days past-due net investment in leases as a percentage of the balance of net investment in leases	1.28%	1.42%
Provision as a percentage of average balance of net investment in leases*	0.37%	0.29%
Allowance for net investment leases	¥12,049	¥11,692
Allowance for net investment in leases as a percentage of the balance of net investment in leases	1.04%	1.08%
The ratio of charge-offs as a percentage of the average balance of net investment in leases*	0.19%	0.25%

Note:	New Lease Standard has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases.
*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.
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
For further information, see Note 10 of “Item 18. Financial Statements.”
Provision for doubtful receivables on net investment in leases and probable loan losses
We recognize provision for doubtful receivables on net investment in leases and probable loan losses for net investment in leases and installment loans.

	As of March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on net investment in leases and probable loan losses:
Beginning balance	¥54,672	¥58,011	¥3,339	6
Net investment in leases	10,089	12,049	1,960	19
Loans not individually evaluated for impairment	30,239	32,231	1,992	7
Loans individually evaluated for impairment	14,344	13,731	(613)	(4)
Provision (Reversal)	22,525	24,425	1,900	8
Net investment in leases	4,324	3,304	(1,020)	(24)
Loans not individually evaluated for impairment	15,000	14,920	(80)	(1)
Loans individually evaluated for impairment	3,201	6,201	3,000	94
Charge-offs (net)	(19,213)	(24,132)	(4,919)	26
Net investment in leases	(2,255)	(2,835)	(580)	26
Loans not individually evaluated for impairment	(13,022)	(14,819)	(1,797)	14
Loans individually evaluated for impairment	(3,936)	(6,478)	(2,542)	65
Other *	27	(1,468)	(1,495)	—
Net investment in leases	(109)	(826)	(717)	658
Loans not individually evaluated for impairment	14	(635)	(649)	—
Loans individually evaluated for impairment	122	(7)	(129)	—
Ending balance	58,011	56,836	(1,175)	(2)
Net investment in leases	12,049	11,692	(357)	(3)
Loans not individually evaluated for impairment	32,231	31,697	(534)	(2)
Loans individually evaluated for impairment	13,731	13,447	(284)	(2)

*	Other mainly includes foreign currency translation adjustments and others.
For further information, see Note 10 of “Item 18. Financial Statements.”

Investment in Securities

	As of and for the year ended March 31,		Change
	2019	2020	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥623,172	¥765,589	¥142,417	23
Japan	504,515	653,228	148,713	29
Overseas	118,657	112,361	(6,296)	(5)
Investment in securities	1,928,916	2,245,323	316,407	16

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
For further information, see Note 6 and 8 of “Item 18. Financial Statements.”
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
LIQUIDITY AND CAPITAL RESOURCES
Funding Activities
ORIX Group formulates funding policies that are designed to maintain and improve procurement stability and reduce liquidity risk. As a concrete measure to maintain and improve procurement stability while engaging in activities such as borrowing, capital market procurement and securitization of assets, we are diversifying our procurement methods and our country and investor base. To reduce liquidity risk, we are prolonging our borrowings from financial institutions and issuing long-term corporate bonds domestically and internationally with dispersed redemption periods. We are also holding cash and entering into committed credit facilities agreements. In order to maintain an appropriate level of liquidity at hand, we conduct stress tests from the perspective of both procurement stability and financial efficiency and review the necessary levels accordingly. Also, ORIX Group considers reducing procurement costs to be an important issue. For this reason, we place great importance on ratings by rating agencies and strive to maintain a certain level of rating. Furthermore, we believe that maintaining our ratings are effective not only in terms of minimizing procurement costs, but also facilitating capital market procurement when in unstable financial market conditions.
The instability in the financial market conditions due to
COVID-19
has subsided to a degree recently. However, depending on the future situation, we expect an increase in liquidity risk, including higher procurement costs. Specifically, we may be unable to borrow new funds or roll-over existing funds; we may be unable to issue bonds, MTNs and CP in the capital markets; or there may be an increase in the amount of interest we need to pay if we are able to access such funding. Notwithstanding the current environment, the ORIX Group is working to maintain stable procurement and reduce liquidity risk in accordance with the above policy. In addition, with respect to rising costs, we are working to maintain a high rating from rating agencies and to maintain good communication with the market so that we can raise funds at reasonable interest rates when refinancing our existing funding.
ORIX, from the perspective of liquidity risk reduction and financial efficiency including procurement costs, is primarily responsible for accessing liquidity for the ORIX Group and for managing the allocation of liquidity to its subsidiaries. ORIX Bank and ORIX Life Insurance are regulated by Japanese financial authorities. They are our main regulated subsidiaries in terms of liquidity controls, although several other subsidiaries also operate under liquidity control related regulations. The impact of
COVID-19
will affect the funding of those group companies, but we believe that they are currently being managed properly.
For more information regarding our liquidity risk management, see “Risk Management” under this Item 5.
Group Liquidity Management
ORIX is primarily responsible for accessing liquidity for ORIX Group and for managing the allocation of liquidity to domestic and overseas subsidiaries. In managing our capital resources and controlling liquidity risk, we employ various measures, including a cash management system for supplying funds to, and receiving funds from, our major domestic subsidiaries, other than regulated subsidiaries like ORIX Bank and ORIX Life Insurance. Our overseas subsidiaries rely primarily on local funding sources such as borrowings from local financial institutions and issuing bonds in local capital markets, but they may also obtain loans from ORIX. We also support liquidity levels of overseas subsidiaries by establishing local commitment lines and maintaining multi-currency commitment lines available to ORIX and certain of its overseas subsidiaries.
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
Sources of Liquidity
Borrowings from Financial Institutions
ORIX Group borrows from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2021, the number of our lenders was about 200. We have promoted regular face-to-face
communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. As of March 31, 2020 and 2021, short-term debt from Japanese and foreign financial institutions were ¥319,122 million and ¥291,578 million, respectively, while long-term debt from financial institutions were ¥3,094,474 million and ¥3,189,083 million, respectively.
Committed Credit Facilities
We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2020 and 2021 were ¥569,862 million and ¥612,737 million, respectively. Of these figures, the unused amount as of March 31, 2020 and 2021 were ¥427,564 million and ¥524,451 million, respectively. A portion of these facilities is arranged to be drawn down in foreign currencies by ORIX and certain of our overseas subsidiaries. The decision to enter into a committed credit facility is made based on factors including our balance of cash and cash equivalents and repayment schedules of short-term debt such as CP.
Debt from the Capital Markets
Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of loans receivables and other assets. In fiscal 2020 and 2021, we issued unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds) in Japan.
Bonds and MTNs
We regularly issue straight bonds and MTNs domestically and internationally and, in fiscal 2021, issued unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds), each to diversify our funding sources and maintain longer liability maturities.
The total balance of bonds and MTNs issued as of March 31, 2020 and 2021 were ¥1,022,740 million and ¥1,069,720 million, respectively, of which bonds and MTNs amounting to ¥53,428 million and ¥58,293 million, respectively, were issued by overseas subsidiaries.
As of March 31, 2020 and 2021, the balance of bonds issued by ORIX for domestic institutional investors were ¥293,941 million and ¥378,614 million, respectively, while the balance of bonds issued by ORIX for individual investors were ¥234,564 million and ¥159,747 million, respectively. The balances of bonds and MTNs issued outside Japan were ¥438,776 million and ¥462,883 million as of March 31, 2020 and 2021, respectively.

We plan to continue to issue bonds and MTNs in a balanced manner to institutional and individual investors both inside and outside Japan in line with our strategy of maintaining and improving procurement stability and reducing liquidity risk.
CP
We offer CP as a direct financing source, and have successfully obtained a diverse range of investors such as financial institutions and investment trusts, as well as private corporations. We consider our liquidity levels and stagger the dates of issuance and maturity over time so as to avoid significant overlap. The balances of outstanding CP as of March 31, 2020 and 2021 were ¥17,710 million and ¥14,355 million, respectively.
Securitization
We securitize loan receivables and other assets. We recognize liabilities consolidated with such investments as our liabilities when required under applicable accounting standards. The total amounts of payables under securitized loan receivables and other assets as of March 31, 2020 and 2021 were ¥162,140 million and ¥159,366 million, respectively.
Deposits
ORIX Bank and ORIX Asia Limited each accept deposits from customers. These deposits taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.
The majority of deposits are attributable to ORIX Bank, which attracts both corporate and retail deposits, and which has seen sustained growth in deposits outstanding. Deposit balances of ORIX Bank as of March 31, 2020 and 2021 were ¥2,221,930 million and ¥2,303,552 million, respectively.
Short-term and long-term debt and deposits
Short-term Debt

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Short-term debt :
Borrowings from financial institutions	¥319,122	¥291,578	¥(27,544)	(9)
Medium-term notes	0	1,336	1,336	—
Commercial paper	17,710	14,355	(3,355)	(19)

Total short-term debt	¥336,832	¥307,269	¥(29,563)	(9)

Note:
The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. Such liabilities as of March 31, 2020 and 2021 were ¥6,030 million and ¥500 million, respectively.

Short-term debt as of March 31, 2021 was ¥307,269 million. The ratio was 7% of total debt (excluding deposits) as of March 31, 2020 and 2021. As of March 31, 2021, 95% of short-term debt was borrowings from financial institutions.

Long-term debt

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Long-term debt :
Borrowings from financial institutions	¥3,094,474	¥3,189,083	¥94,609	3
Bonds	845,938	927,088	81,150	10
Medium-term notes	176,802	141,296	(35,506)	(20)
Payable under securitized loan receivables and other assets	162,140	159,366	(2,774)	(2)

Total long-term debt	¥4,279,354	¥4,416,833	¥137,479	3

Note:
The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. Such liabilities as of March 31, 2020 and 2021 were ¥464,904 million and ¥413,268 million, respectively.

Long-term debt as of March 31, 2021 was ¥4,416,833 million. The ratio was 93% of total debt (excluding deposits) as of March 31, 2020 and 2021. Borrowings from financial institutions comprised 72% of the long-term debt as of March 31, 2021.
44% of interest paid on long-term debt in fiscal 2021 was fixed rate interest, with the remainder being floating rate interest.
For information regarding the repayment schedule of our long-term debt and interest rates for short-term and long-term debt, see Note 17 of “Item 18. Financial Statements.”
We have entered into interest rate swaps and other derivative contracts to manage risk associated with fluctuations in interest rates. For information with respect to derivative financial instruments and hedging, see Note 29 of “Item 18. Financial Statements.”
Deposits

	As of March 31,		Change
	2020	2021	Amount	Percent (%)
	(Millions of yen, except percentage data)
Deposits	¥2,231,703	¥2,317,785	¥86,082	4

Note:	VIEs did not have any deposits as of March 31, 2020 and 2021.
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
For cash flow information regarding interest and income tax payments, see Note 5 of “Item 18. Financial Statements.”
Year Ended March 31, 2021 Compared to Year Ended March 31, 2020
Cash, cash equivalents and restricted cash decreased by ¥55,709 million to ¥1,079,575 million compared to March 31, 2020.
Cash flows provided by operating activities were ¥1,095,676 million during fiscal 2021, up from ¥1,042,466 million during fiscal 2020. This change resulted primarily from an increase in life insurance premiums due to an increase in in-force
life insurance contracts, partially offset by a decrease in services income.
Cash flows used in investing activities were ¥1,203,252 million during fiscal 2021, down from ¥1,470,486 million during fiscal 2020. This change resulted primarily from a decrease in installment loans made to customers, partially offset by a decrease in proceeds from sales of operating lease assets.
Cash flows provided by financing activities were ¥39,884 million during fiscal 2021, down from ¥288,703 million during fiscal 2020. This change resulted primarily from a decrease in deposits due to customers, partially offset by an increase in proceeds from debt with maturities longer than three months.
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
COMMITMENTS FOR CAPITAL EXPENDITURES
As of March 31, 2021, we had commitments for the purchase of equipment to be leased in the amount of ¥1,573 million. For information on commitments, guarantees and contingent liabilities, see Note 33 of “Item 18. Financial Statements.”

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
COMMITMENTS
The table below sets forth the maturities of guarantees and other commitments as of March 31, 2021.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Commitments:
Guarantees	¥809,227	¥85,145	¥205,864	¥206,502	¥311,716
Committed credit lines and other	462,869	172,701	72,548	23,714	193,906

Total commercial commitments	¥1,272,096	¥257,846	¥278,412	¥230,216	¥505,622

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
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risks of the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥365,546 million as of March 31, 2021.
The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae and Freddie Mac, including among others, that: the mortgage meets Fannie Mae and Freddie Mac requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty has been breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae and Freddie Mac for any related losses incurred. The subsidiary had no such repurchase claims during fiscal 2021.
For a discussion of commitments, guarantee and contingent liabilities, see Note 33 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below sets forth the maturities of contractual cash obligations as of March 31, 2021.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Contractual cash obligations:
Deposits	¥2,317,785	¥1,130,583	¥652,063	¥535,139	¥0
Long-term debt	4,416,833	704,742	1,300,987	884,985	1,526,119
Unconditional purchase obligations of lease equipment	1,573	0	1,573	0	0
Lease liabilities related to lessee leases	311,836	48,795	72,066	56,158	134,817
Unconditional noncancelable contracts for computer systems	7,788	3,806	3,652	330	0
Interest rate swaps:
Notional amount (floating to fixed)	538,380	49,866	125,434	88,505	274,575

Total contractual cash obligations	¥7,594,195	¥1,937,792	¥2,155,775	¥1,565,117	¥1,935,511

Items excluded from the above table include short-term debt of ¥307,269 million, trade notes, accounts and other payable of ¥260,712 million and policy liabilities and policy account balances of ¥1,822,422 million as of March 31, 2021.
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
For information on lease liabilities, see Notes 6 of “Item 18. Financial Statements.”
RECENT DEVELOPMENTS
NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In August 2018, Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, these updates are applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt these updates on April 1, 2023. The Company and its subsidiaries are currently evaluating the effect that the adoption of these updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these updates.
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
In January 2020, Accounting Standards Update
2020-01
(“Clarifying the Interactions between Equity Securities, Equity Method and Joint Ventures, and Derivatives and Hedging” —ASC 321 (“Investments—Equity Securities”), ASC 323 (“Investments—Equity Method and Joint Ventures), and ASC 815 (“Derivatives and Hedging)) was issued. This update clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with ASC 321 (“Investments—Equity Securities”) immediately before applying or upon discontinuing the equity method. This update also clarifies the scope of considerations for forward contracts and purchased options on certain securities that do not meet the definition of a derivative. This update is effective prospectively for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, and early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2021. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In March 2020, Accounting Standards Update
2020-04
(“Facilitation of the Effects of Reference Rate Reform on Financial Reporting”—ASC 848 (“Reference Rate Reform”)) was issued, and related amendments were issued thereafter. These updates provide companies with optional expedients and exceptions to contract, hedging relationships and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. These updates are effective as of March 12, 2020 through December 31, 2022. We are currently in the process of identifying the potential effect on the Company and its subsidiaries’ results of operations or financial position by the adoption of these updates.

RISK MANAGEMENT
Group-Wide Risk Management System
Risk Management System
The allocation of management resources within ORIX Group is conducted taking into account group-wide risk preferences determined by management strategies and the business strategies of individual business units. We have established our risk management system to appropriately recognize risks relating to Group businesses on a global basis in order to realize allocations of management resources that are appropriate for the risks we face and report such risks to the board of directors, Audit Committee of the board of directors, Executive Committee and Investment and Credit Committee as the situation warrants. The board of directors and executive bodies comprehensively evaluate the performance of business units and the characteristics of the risks they face and implement necessary measures in response thereto. Through this process, we are able to control our balance sheet and allocate additional management resources to business units with strong potential for growth. To adequately assess group-wide risk, we have established an Enterprise Risk Management Headquarters to control and manage risk throughout ORIX Group and facilitate centralized risk management, and the internal control-related functions work together to analyze and manage risks.
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
Management of Principal Risks
We recognize that credit risk , business risk, market risk, liquidity risk (risk relating to funding), compliance risk, legal risk, information risk and operational risk external environment-related risk (risk relating to unpredictable events), are the principal risks we face, and we manage each of these risks according to its characteristics.
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
We recognize that certain assets require extra monitoring, including credit extended to debtors who have petitioned for bankruptcy, civil rehabilitation or other insolvency proceedings, or whose bank transactions have been suspended, bills have been dishonored, or debts have not been collected for three months or more. The relevant business units, in cooperation with the credit department, take steps to secure collateral or other guarantees and to begin the collection process. We consolidate accumulated collection knowhow ranging from sending an initial reminder to actively seizing collateral in the credit department and reflect it in our evaluation criteria for individual credit transactions and portfolio analysis.

Business Risk Management
We define business risk as uncertainty regarding recovery of investments caused by businesses or investees, variability in market prices for the types of products or services we offer and potential degradation or obsolescence of the products or services we offer or a decline in their quality.
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
We generally manage exchange rate risk by using means such as foreign currency-denominated loans, foreign exchange contracts and currency swaps to hedge exchange rate volatility in our business transactions in foreign currencies and overseas investments. We monitor and manage exchange rate risk relating to unhedged foreign currency-denominated assets and retained earnings of foreign subsidiaries using indicators such as VaR (value at risk) and adjusting hedge positions as needed based on changes in the market environment at any given time.
We manage counterparty credit risk and other risks involved in hedging derivative transactions in accordance with internal rules on derivative transaction management.
In response to the transition away from and discontinuation of LIBOR and other interest rate benchmarks, we have taken, and are continuing to take, necessary steps to proactively address the transition, including monitoring external developments, negotiating successor reference rates with relevant counterparties, planning for the circumstances where the transition results in a mismatch with the fallback reference rates used (particularly in the case of derivatives contracts used for hedging purposes), and evaluating the potential impact on our financial results and condition.
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
lending.
ORIX Bank and ORIX Life Insurance are regulated by Japanese financial authorities and are required to manage liquidity risk independently from other ORIX Group companies based on their internal regulations formulated according to the relevant regulations.
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
ORIX Life Insurance strives to maintain appropriate liquidity by setting standards for its holdings of cash and highly liquid governmental and corporate bonds. In addition to assessing current and future funding needs, ORIX Life Insurance has set categories corresponding to the urgency of such funding needs and established standards and contingency plans so that it can swiftly and appropriately respond to situations that take place within each category in times of stress.
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
In order to lower the level of compliance risk at the Group level, the compliance department requires each department of ORIX Group to formulate an annual compliance plan and monitors compliance risks within ORIX Group in order to reduce such risks. By implementing programs that sustain a culture of compliance, the compliance department seeks to mitigate compliance risk and to prevent the occurrence of serious incidents, and thereby contribute to the sound business and management of ORIX Group.
In addition, ORIX Group strives to raise awareness for compliance matters among its executives and employees by establishing and disseminating various regulations in accordance with ORIX Group Principles of Conduct, which sets forth ORIX Group’s principles of compliance. Progress in sustaining a culture of compliance through internal training and other activities is regularly reported to our Audit Committee.

As part of our internal control system, we have established internal and external whistleblower systems and developed preventative systems for reducing compliance risk. We have also established a system whereby material matters that are reported through the internal and external whistleblower systems and those that relate to legal or other violations are promptly reported to the representative executive officer and appropriate actions are taken in response to instructions received from the representative executive officer. The statuses of responses to material matters are reported to our Audit Committee and information is appropriately shared.
Furthermore, from the perspective of compliance with applicable tax laws, we are committed to paying taxes in conformance with tax laws of relevant jurisdictions, tax treaties and guidelines, and internal rules, to managing our tax affairs in good faith and in compliance with applicable tax systems and to achieving tax transparency on a group-wide basis.
Legal Risk Management
We define legal risk as limitations or other negative effects on our businesses or company management that could result from the enactment of or change in relevant laws and regulations or from deficiencies in contracts.
In addition to establishing internal rules necessary for ensuring compliance with laws and regulations, in order to comply appropriately with revisions in laws and regulations, we have also taken measures to understand the applicability of such laws and regulations to each business in ORIX Group and provide instructions to business units to which such laws and regulations apply.
To avoid, reduce and prevent transactional legal risk, we generally require that the legal department, the compliance department and the credit department each be involved in evaluating and/or executing transactions.
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
Information Risk Management
We define information risk as the risk of loss, damage or leakage of information or the failure of our information systems.
ORIX Group has established internal rules detailing the proper handling of information as well as the secure operation of information systems. These rules have been prepared for executive officers as well as employees. The scope of these documents includes, our information security management systems, basic policy as well as management standards. In addition, we have implemented technical and operational measures for our information systems to protect against or mitigate cyber-attacks. Such measures include vulnerability management countermeasures. We have also established internal rules concerning our information security management systems, including controls for protecting personal data, basic policy, management standards, education and audits.

The information security department endeavors to reduce the risk of system failure within ORIX Group. The countermeasures are designed to strengthen the maintenance operation and management of internal systems in order to address risks from cyber-attack and damage to information security. We have also created a system for reporting and responding to information security incidents. Furthermore, in the event of a security incident, the information security department, legal department and compliance department work together to try to minimize damage and prevent secondary damage, while also reporting all materially significant matters to the representative executive officer. This ensures that we take appropriate action in response to instructions received. The Audit Committee is informed of these incidents and information is appropriately shared as well as the status of any relevant material matters.
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
In order to reliably secure and retain diverse human resources, we promote diversity and inclusivity and strive to create a workplace of valuable for all of our employees so that each of them can fully utilize their various skills and specialized knowledge while engaging in their work in a manner that matches their life style. In addition to developing our human resource systems to take into account factors such as national and regional labor markets, market practices, compensation standards, laws and regulations, job duties and business characteristics, we have developed a work environment that respects human rights and seeks to ensure that employees can engage in meaningful work in a lively manner within a healthy and safe environment.
Additionally, we have established a system for teams to contact risk management departments swiftly in cases where an incident, customer claim or similar matter has arisen so that we can respond quickly and carefully and take measures to prevent reoccurrences.
The internal audit department conducts monitoring activities based on an annual internal audit plan that includes monitoring of material operational risks. The department endeavors to prevent the occurrence of events that could negatively affect Group management and seeks to strengthen the risk management function through monitoring activities.
External Environment-related Risk Management (Risk Related to Unpredictable Events)
Among the external environment-related risks that we face such as those relating to the business environment, we are particularly focused on addressing our systems to address and manage risks related to natural disasters and other unexpected risks. We have established internal rules to manage risks associated with disasters, and implemented a framework for organizational implementation of basic principles to manage risks arising from events such as natural disasters, terrorism and infectious diseases, as well as related activities.
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
Corporate Financial Services and Maintenance Leasing
Legal risk and credit risk are the main risks of the corporate financial services business.
Due to the offering of various products and services by business units in our corporate financial services business, the enactment of or revisions or changes to related laws, regulations and accounting standards may adversely affect the products and services we offer and lead to a decline in fee income. In order to reduce such risk, business units conduct information gathering and coordinate with the legal department with regard to information on changes in relevant laws and regulation, as well as reassessing their business strategies as necessary.
With regard to credit transactions, the corporate financial services business regularly monitors the performance, related collateral, and collection status of customers whose balances exceed specified levels. The credit department regularly evaluates customers with large credit balances.
Within the corporate financial services business, we analyze current conditions and the outlook for specific business types and industries, including the potential impact on customers while making decisions about future transactions in that specific business type or industry.
For assets requiring extra monitoring, particularly in transactions secured by real estate, we take various measures such as capitalizing on our network of real estate-related departments to sell properties or introduce tenants.
Business risk and credit risk are the main risks of the maintenance leasing business.
To manage the risk of changes in the market value of property under operating leases, we continuously monitor market conditions and fluctuations in the value of leased property and reassess residual value estimates of leased property in new investment transactions accordingly.
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
Furthermore, we not only conduct credit examinations of individual transactions to manage credit risk, but also conduct comprehensive assessments that take into account changes in, and our expectations regarding, the business environment.
Real Estate
Business risk and market risk are the main risks of the Real Estate segment.
With respect to our real estate investments, before making an investment decision we evaluate the actual cash flow performance of the target as against the initial plan and forecasts, and monitor investment strategies and schedules after execution. Upon a major divergence from the initial forecast, we reevaluate our strategy.

Furthermore, when we invest in large scale or long-term projects, we consider diversifying risk by making joint investments with our partners.
In our development and leasing business, we monitor development and retention schedules and net operating income yield. We capitalize on the Group’s network to improve occupancy rates and promote sales.
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
PE Investment and Concession
Business risk, market risk and operation risk are the main risks of PE Investment and Concession segment.
When making investment decisions with regard to potential investees in the private equity business, we conduct a credit evaluation, analyzing the investee’s financial condition and assessing its cash flow, as is done for credit examinations. We also perform a multi-faceted evaluation of the characteristics of the business operation and investment scheme, in which administrative departments such as accounting and legal are also involved. In addition, after the initial investment, individual transactions are monitored for divergence from the initial scenario.
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
Environment and Energy
Business risk, legal risk and operation risk are the main risks of the Environment and Energy segment.
In the environment and energy business, we conduct various businesses in the renewable energy, energy conservation and resource recycling and waste processing operations sectors both in and outside of Japan. Because such business sectors are relatively new, they are easily impacted by factors such as the external environment, and changes in social trends and systems and legal regulations, so there are cases when it becomes necessary to change the revenue structure of individual businesses. However, we are able to use our experience from our existing businesses to quickly identify trends in changes in the external environment and seek to generate new opportunities for revenue through changing or business model, developing new businesses, and selling and exchanging existing businesses.
In each business, we operate facilities of various types, scales and structures and actively seek out investment opportunities, such as M&A and alliances with wide variety of companies, to further expand our businesses, but we also continue to strengthen internal governance by establishing internal control systems within each affiliate and having administrative departments within the segment conduct activities such as business management and audits. In addition, in order to develop business continuity plan structures that ensure safety and appropriateness of each facility and develop readiness for situations such as natural disasters, accidents, and epidemics, we work with specialist departments with technical knowledge to establish human resources and internal rules in an effort to optimize operations.
Insurance
Business risk and market risk are the main risks in the Insurance segment.
In insurance underwriting, we risk sustaining losses due to changes in the economic environment or insurance accident rates over time such that they differ significantly from the assumptions made when the insurance fees were set. Through monitoring of these factors that could cause losses, we re-evaluate
underwriting standards, develop new products and improve existing products. Furthermore, we employ reinsurance as one means of ensuring payments of insurance fees and the stability of our business management. When utilizing reinsurance, we determine standards for reinsurance and maintenance according to the characteristic of the transferred risk and effect of reinsurance. When choosing a reinsurance company, we focus on ensuring that there is a high probability we can recover the fees paid for reinsurance by taking into account underwriting capacity and financial health.
In the case of market risk, to prepare for changes in the value of our assets and liabilities, we establish monitoring items for general account assets and conduct risk assessments and monitoring. Furthermore, from an asset liability management perspective we strive to limit interest rate risk through the purchase of policy reserve matching bonds.
Banking and Credit
Credit risk is the main risk of the Banking and Credit segment.
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
Decision making for corporate loans is based on an investigation of the client’s performance, business plan, intended use of proceeds, expected source of repayment and industry trends. We also reduce risk by avoiding overconcentration in any particular business type and product in our portfolio.
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

Aircraft and Ships
In the aircraft business, we operate in the operating lease business and aircraft asset management business, where the main risks the businesses face are business risk, credit risk, market risk and operating risk. We generally limit the aircraft to those with high versatility that are comparatively easy to re-lease
and evaluate sales depending on changes in market conditions. In addition, we conduct comprehensive assessments of the customers’ performance and related collateral at the time of financing. With regard to our affiliate, Avolon, we continuously monitor its business plan and operations. In addition, we support the sound management of Avolon by contributing to its management through the exercise of our rights as a shareholder and our members of its board of directors.
In the ships business, we operate in the financing business, including operating leases, where the main risks the business faces are business risk, market risk, operating risk and credit risk. We generally limit our financing to small and medium-sized
ships with high versatility that are comparatively easy to
re-lease
and evaluate sales depending on changes in market conditions. Operational risk primarily arises from the risk of managing ships that we own, but we are able to substantially mitigate the possibility of unforeseen events by limiting the outsourcing of ship management to experienced and stable partners and conducting regular assessments. Credit risk is handled at the time of financing through comprehensive assessments of the borrower’s performance and related collateral. After conducting the financing, we continue to monitor borrowers and, for borrowers that require caution, our policy requires management to consider the collectability of the financing and to determine the necessity of an allowance for credit losses or an impairment.
ORIX USA
Credit risk and market risk related to lending and investment are the main risks facing the lending investment business and finance business in the ORIX USA segment.
Regarding credit risk, at the time an investment or loan is made, we assign an internal risk rating to such investment or loan taking into consideration various standard credit metrics, collateral value, and enterprise value. The loan or investment is continuously monitored and the risk rating is periodically reviewed and updated if necessary. For any investments and/or loans for which the rating of the customer has reached or exceeded the cautionary level, our policy requires management to determine the necessity of an allowance for credit losses or an impairment. Regarding market risk, we monitor market values while referring to credit risk information and manage risk by pursuing early sales as appropriate to secure profits or minimize losses.
Operational risk is the main risk for the agency lending business in the United States. We make and sell loans and mortgage backed securities and provide servicing and asset management services with regard to those loans and mortgage backed securities. The majority of those loans and mortgage backed securities are insured by the Federal Housing Administration or guaranteed by a government-sponsored financial institution such as Fannie Mae and Freddie Mac. We conduct our agency lending business in accordance with the designated procedures set forth by these government agencies and government-sponsored institutions; and monitor and manage loan servicing and asset management quality through internal auditing for compliance with the designated procedures and periodic reviews by these agencies and institutions.
Operational risk is the main risk for the asset management business.
We promote the standardization of business processes, regulations and manuals and seek to prevent omissions and mistakes in conducting business operations and to improve efficiency generally. In addition, we ensure proper risk management by clarifying operating procedures and the authority and the responsibilities of administrators and supervisors in business operations.

In addition to monitoring to maintain and ensure satisfactory levels of credit, market, and operational risk, we review our products and services to constantly maintain and improve performance and quality in response to changes in the business environment and evolving customer needs.
ORIX Europe
Under the supervision of OCE, OCE group companies mainly operate in the asset management industry, where the main risks they face are operational risk and compliance risk.
To mitigate operational and compliance risks in the asset management business, particularly risks arising from acting as a fiduciary manager for customer and client property, we promote a transparent risk culture and the standardization of business processes, internal regulations and procedures. Some operational risk in the asset management business stems from changes in the highly regulated environment of jurisdictions in which the companies operate so OCE group companies actively monitor regulatory developments at an early stage to address these risks, both directly and through representative associations. OCE group companies further ensure proper risk management by implementing risk management policies and frameworks in compliance with applicable regulations, client demand, and sound risk management practices. OCE’s role within the OCE group is to oversee and monitor the risk management and internal control frameworks of each OCE group company.
Asia and Australia
Our local subsidiaries in the Asia, and Australia segment primarily operate leasing, loan, automobile leasing and investment businesses. The main risks those businesses face are credit risk, business risk and market risk.
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
Item 6. Directors, Senior Management and Employees
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
CORPORATE GOVERNANCE SYSTEM
We believe that a robust corporate governance system is a vital element of effective and enhanced management and have established sound and transparent corporate governance to carry out appropriate business activities in line with Management’s Basic Policy and to ensure objective management.
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
Rationale behind adopting ORIX’s Corporate Governance System and history of the system
We believe that swift execution of operations is vital to effectively responding to changes in the business environment. Furthermore, we believe that ORIX promotes improved management transparency through a corporate governance system in which outside directors, who have expert knowledge in their respective fields, monitor and advise on the lawful and appropriate execution of operations with an independent view.
Based on these principles, our Board of Directors possesses an oversight function and, under the “Company with Nominating Committee, etc.” board model delegates certain responsibilities to the three board committees to carry out the role of effective governance.
All members of the three committees (Nominating, Audit and Compensation) are outside directors to separate the oversight function of the Board of Directors from the execution of operations and avoid conflicts of interest with our shareholders.
In addition, all outside directors meet objective and specific “Requirements for Independent Directors” stipulated by the Nominating Committee (described below under “Nominating Committee”).
Below is a summary of the history of ORIX’s corporate governance system:

June 1997	Established Advisory Board
June 1998	Introduced Corporate Executive Officer System
June 1999	Introduced Outside Director System
June 2003	Adopted the “Company with Committees” board model
May 2006	Adopted the new “Company with Committees” board model in line with the enactment of the Companies Act of Japan
May 2015	Adopted the new “Company with Nominating Committee, etc.” board model in line with the amendment of the Companies Act of Japan
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

Board of Directors
The Board of Directors has ultimate decision-making authority for our important affairs. It also monitors the performance of the directors and executive officers and receives performance reports from the executive officers and others. Our Articles of Incorporation provide for no fewer than three directors. Directors are elected at general meetings of shareholders. The term of office for any director, as stipulated under the Companies Act of Japan, for companies that adopt a “Company with Nominating Committee, etc.” board model, expires at the close of the first annual general meeting of shareholders after his or her election or re-election
as the case may be.
The Board of Directors carry out decisions related to items that, either as a matter of law or pursuant to our Articles of Incorporation cannot be delegated to executive officers, and other important items as determined by the regulations of the Board of Directors. It also monitors the execution of operations by the directors and executive officers. Regarding decisions on operational execution, the Board of Directors is primarily responsible for determining matters such as ORIX’s management plan, which is developed by taking into account ORIX’s basic policies on capital management, fund procurement, and personnel strategies, and basic policy on the internal control system, and monitoring them on a regular basis. Aside from such items, the Board of Directors delegates decision-making regarding operational execution to the representative executive officer to facilitate better efficiency and swiftness of such process. Furthermore, as for the monitoring of operational execution, the Board of Directors also receives reports from executive officers and the three committees regarding the status of business operations, collects information necessary for its monitoring activities, and monitors the appropriateness of operational execution based on such information.
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
From April 1, 2020 through March 31, 2021, the Board of Directors met eight times. The attendance rate of directors for these meetings was 100%.

Composition and size of Board of Directors
The Board of Directors is composed of directors, including outside directors who possess broad knowledge and experience. The number of directors on the board is also maintained at the level we consider to be appropriate for effective and efficient board discussion.
The Board of Directors as of June 29, 2021 included 12 members, six of whom are outside directors.
Structure and Activities of the Three Committees
As of June 29, 2021, all three committees (Nominating, Audit and Compensation Committees) are composed entirely of outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 29, 2021	3 Members (Outside Directors: 3) Sakie Akiyama (Chairperson) Hiroshi Watanabe Aiko Sekine	3 Members (Outside Directors: 3) Aiko Sekine (Chairperson) Hiroshi Watanabe Chikatomo Hodo	3 Members (Outside Directors: 3) Heizo Takenaka (Chairperson) Michael Cusumano Chikatomo Hodo
Number of meetings held during fiscal 2021 (Attendance rate)	Five (5) meetings (100%)	Eleven (11) meetings (97%)	Four (4) meetings (100%)
Nominating Committee
The Nominating Committee is authorized to propose the slate of director appointments or dismissals to be submitted to the general meeting of shareholders. Directors are appointed and dismissed by a resolution of the general meeting of shareholders. In addition, the Nominating Committee deliberates on the agenda concerning the appointment or dismissal of our executive officers to be resolved at the Board of Directors meeting, although this is not required under the Companies Act of Japan.
Furthermore, the Nominating Committee ensures that the Board of Directors possesses the appropriate levels of and diversity in knowledge, experience, and expertise, through an established decision-making process for directors’ appointments. The Nominating Committee stipulates the “Requirements for Independent Directors” in accordance with the nomination criteria for director candidates described below. The Nominating Committee also nominates executive officer candidates to the Board of Directors following an assessment of candidates’ past experience, knowledge, and suitability for the position to execute business decisions in the Company’s existing and new businesses.
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
The Nominating Committee determines whether the conditions for director independence have been met in accordance with the independence-related nomination criteria for outside directors, which are:

(1)
No individual may be a principal trading partner*, or an executive officer (including operating officer, hereinafter the same) or employee of a principal trading partner of ORIX Group. If such circumstances existed in the past, one year must have passed since that person’s departure from such office or employment.

* A “principal trading partner” refers to an entity with a business connection to ORIX Group with a transaction amount equivalent to more than the greater of 2% of such entity’s consolidated total sales (or consolidated total revenues) or one million U.S. dollars in any fiscal year during the preceding four fiscal years.

(2)
No individual may receive directly a large amount of compensation (10 million yen or higher in a fiscal year), excluding compensation as a director from ORIX Group in any fiscal year during the preceding four fiscal years. Further, any corporation or other entity in which such individual serves as a consultant, account specialist or legal expert may not receive a large amount of compensation (equivalent to more than the greater of 2% of such entity’s consolidated total sales (or consolidated total revenues of ORIX Group) or one million U.S. dollars) from ORIX Group. If such circumstances existed in the past, at least one year must have passed since that corporation or other entity received such compensation.

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
san-yo
), a certified public accountant (or a tax accountant) or a corporate member, a partner or an employee of an audit firm (or a tax accounting firm) who personally performed the audit work (excluding engagement as a supporting role) for ORIX Group in any fiscal year during the preceding four fiscal years.

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
Audit Committee
The Audit Committee monitors the operational execution of the directors and executive officers and prepares audit reports. In addition, the Audit Committee decides the content of proposals to appoint, dismiss or refuse the reappointment of the Company’s Independent Auditor, which are submitted to the general meeting of shareholders.
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
Executive Officers
Under the “Company with Nominating Committee, etc.” board model, and within the scope of laws and ordinances, corporate decisions made at the Board of Directors are delegated to the representative executive officer (CEO) to accelerate and achieve efficiency in business operations. The representative executive officer makes important business execution decisions after deliberations by the Executive Committee (“EXCO”), the Investment and Credit Committee (“ICC”) or other appropriate committees in accordance with the Company’s internal policies. The business execution duties of executive officers are decided by the Board of Directors and the representative executive officer and these duties are carried out based upon the Company’s internal policies. Group executives are appointed by the Board of Directors from among directors and executive officers of Group companies.
Important decision-making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:
Executive Committee
The EXCO discusses important matters related to the management of the Company. Matters considered crucial to our operations are reported to the Board of Directors as appropriate.

Investment and Credit Committee
The ICC discusses regarding investments and credit transactions that exceed certain specified investment or credit amounts. Matters considered crucial to our operations are reported to the Board of Directors as appropriate after being discussed by the EXCO.
Group Executive Officer Committee
The Group Executive Officer Committee discusses important matters relating to the business execution of ORIX Group.
Business Unit Strategy Meeting
The Business Unit Strategy Meeting discusses matters such as the status of strategic target achievement and changes in the business environment. Matters of key importance discussed at the Business Unit Strategy Meeting are then deliberated on by the EXCO or the ICC and reported to the Board of Directors as necessary.
Information Technology Management Committee
The Information Technology Management Committee deliberates on important matters concerning fundamental policies for IT operations and IT systems. The committee discusses the needs of and priorities for IT investment based on ORIX Group’s fundamental IT strategies. This method enables ORIX to ensure that IT decisions are consistent with its business strategies and to make IT investments that contribute to business growth and help reduce risk.
Disclosure Committee
To ensure timely and appropriate disclosure of information material to ORIX Group, the Disclosure Committee receives reports on material non-public
information from persons in charge of ORIX Group company departments, and takes steps necessary to determine whether or not timely disclosure of such information is necessary, and the appropriate means of disclosing such information. As part of ORIX Group’s corporate governance system, the Disclosure Committee plays a significant role in overseeing disclosure control and has a central role in the system for timely and appropriate disclosure of information to stakeholders.
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
Audit Committee
The Audit Committee which consists of three outside directors evaluates the Group’s internal control systems from an independent standpoint and may appoint outside experts to conduct its duties if necessary. Aiko Sekine, chairperson of the Audit Committee, is qualified as a certified public accountant and has extensive knowledge in finance and accounting as a professional accountant. The number of meetings of the Audit Committee held and the attendance of each member in Fiscal 2021 are as follows.

Name	Status of attendance at Audit Committee Meetings held in Fiscal 2021
Aiko Sekine	Attended nine of nine meetings of the Audit Committee
Heizo Takenaka	Attended ten of eleven meetings of the Audit Committee
Hiroshi Watanabe	Attended nine of nine meetings of the Audit Committee
Eiko Tsujiyama	Attended two of two meetings of the Audit Committee
Nobuaki Usui	Attended two of two meetings of the Audit Committee
In fiscal 2021, the main items examined by the Audit Committee were the receipt of regular activity reports on the status of business execution from executive officers, the exchange of opinions with the CEO, the approval of the audit plan of the Group Internal Audit Department, the evaluation of the independent certified public accountants, the agreement on audit fees in cooperation with the independent certified public accountants, the reporting to the Board of Directors on the contents of deliberation by the Audit Committee, and the specific examination of qualitative and quantitative enhancement of the Audit Committee. In addition, the members of the Audit Committee attended Audit Committee meetings and deliberated on the above mentioned matters, shared information necessary for audit activities such as the current status of each business of ORIX Group, business strategy, project progress, etc. through individual interviews with executive officers and briefing sessions.
Audit Committee Secretariat
The Audit Committee Secretariat which includes four staff members, supports the work of the Audit Committee under the Audit Committee’s instructions. The appointment and evaluation of, changes to, and disciplinary action toward the staff of the Audit Committee Secretariat are carried out by the executive officer responsible for the Group Internal Audit Department with the approval of the Audit Committee.
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

Group Internal Audit Department and Group Corporate Auditors
The Group Internal Audit Department, which includes 53 staff (as of the end of May 2021), performs internal audits on the effectiveness of internal control systems, and the efficiency and effectiveness of operations, compliance, and other factors pertaining to the management of the ORIX Group through a risk-based approach. It also jointly identifies and monitors critical risk through cooperation with corporate auditors and internal audit functions at group companies and works to maintain and enhance the ORIX Group’s internal auditing system.
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

•	The internal control-related functions regularly reports on the status of operation of the internal control system to the Audit Committee.
Interactions among outside director’s monitoring, internal audit, audit conducted by the Audit Committee and external audit, and with the internal control-related functions

•
Outside directors, as members of the Board of Directors, determine the company’s direction and strategy, establish basic policy on the internal control system and determine execution of important business affairs. They also demonstrate highly effective oversight functions through reporting about the status of the performance of duties by the Audit Committee and executive officers and reporting as to the status of operation of internal control systems within the internal control-related functions etc., separating from the execution of operations.

•
The Audit Committee is composed entirely of outside directors. The Committee conducts an audit regarding the status of the performance of directors’ and executive officers’ duties and an oversight of the Company’s independent certified public accountants in terms of its solid independent position.

•
The Audit Committee Secretariat provides an opportunity for an interview between members of the Audit Committee and executive officers of ORIX Group in order that members consisting of solely outside directors obtain further understanding of ORIX Group’s business.

•
After the closing of the Board of Directors meetings, debriefing sessions are held to report the current status of each business, business strategy, progress of projects, etc. and to share information necessary to enable appropriate oversight by the outside directors.

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
DIRECTORS
The Member of the Board of Directors of ORIX as of June 29, 2021 are as follows:

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2021
Makoto Inoue (Oct. 2, 1952)	Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer, Responsible for Group Strategy Business Unit	Apr. 1975	Joined the Company	91,799 (524,948)
		Mar. 2001	General Manager of Investment Banking Headquarters
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Assumed office of Executive Officer, the Company
Head of Alternative Investment & Development Headquarters
		Jan. 2006	Assumed office of Managing Executive Officer, the Company
		Dec. 2006	Head of Alternative Investment & Development Headquarters,
Responsible for IT Planning Office

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2021
		Jun. 2008	Head of International Administrative Headquarters,
Head of Alternative Investment & Development Headquarters,
Responsible for IT Planning Office
		Jun. 2009	Assumed office of Senior Managing Executive Officer, the Company
		Jun. 2010	Assumed office of Member of the Board of Directors, Deputy President, the Company
		Jan. 2011	Assumed office of Member of the Board of Directors, Representative Executive Officer, President, the Company Chief Operating Officer
		Jan. 2014	Co-Chief Executive Officer
		Jun. 2014	Chief Executive Officer
		Jan. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department I and II
		Apr. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department
		May 2017	Responsible for Open Innovation Business Department,
Responsible for Group IoT Business Department,
Responsible for New Business Development Department
		Jan. 2018	Responsible for Group Strategy Business Unit

Shuji Irie (Mar. 14, 1963)	Member of the Board of Directors, Senior Managing Executive Officer, Head of Investment and Operation Headquarters	May 2001	Joined Mizuho Securities CO., Ltd. (retired on Apr. 2011)	3,437 (106,490)
		Apr. 2011	Joined the Company
		Sep. 2011	Deputy Head of Investment and Operation Headquarters
		Jan. 2013	Assumed office of Executive Officer, the Company

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2021
		Jan. 2014	Head of Investment and Operation Headquarters
		Jan. 2016	Assumed office of Managing Executive Officer, the Company
		Jun. 2018	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company

Shoji Taniguchi (Jan. 11, 1964)
Member of the Board of Directors,
Senior Managing Executive Officer,
Responsible for Treasury and Accounting Headquarters,
Responsible for Enterprise Risk Management Headquarters,
Responsible for Corporate Communications Department,
Assistant to CEO
		Apr. 1987	Joined the Company (retired on Mar. 1993)	25,000 (43,250)
		Apr. 1993	Joined Morgan Stanley & Co. LLC (retired on Feb. 2007)
		Jul. 2005	Co-head of Sales, Morgan Stanley Japan Ltd. (retired on Feb. 2007)
		Feb. 2010	Assumed office of President, RBS Securities Japan Ltd. (retired on Nov. 2015)
		Nov. 2015	Head of APAC, The Royal Bank of Scotland plc. (currently NatWest Markets Plc) (retired on Jun. 2018)
		Oct. 2018	Rejoined the Company Assumed office of Senior Advisor, the Company, Assistant to CEO
		Jan. 2019	Assumed office of Managing Executive Officer, the Company Responsible for Treasury and Accounting Headquarters
		Jun. 2019	Assumed office of Member of the Board of Directors, Managing Executive Office, the Company

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2021
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Responsible for Enterprise Risk Management Headquarters,
Responsible for Corporate Planning Department,
Responsible for Corporate Communications Department

Satoru Matsuzaki (Apr. 12, 1966)	Member of the Board of Directors, Senior Managing Executive Officer, Head of Corporate Business Headquarters Chairman, ORIX Auto Corporation Chairman, ORIX Rentec Corporation	Apr. 1989	Joined Crown Leasing Corporation (retired on Apr. 1997)	9,037 (101,420)
		Aug. 1997	Joined the Company
		Oct. 2005	General Manager of Strategic Planning Group, Investment Banking Headquarters
		Apr. 2006	General Manager of Investment and Operation Group, Investment Banking Headquarters
		Feb. 2010	Head of Office of the President
		Jun. 2010	General Manager of Corporate Planning Department
		Jan. 2012	General Manager of Corporate Planning Department,
General Manager of Corporate Communications Department
		May 2012	General Manager of Corporate Planning Department,
Special Advisor to Responsible for Corporate Communications Department
		Jan. 2013	Assumed office of Executive Officer, the Company
Responsible for Corporate Planning Department,
Responsible for Corporate Communications Department
		Jan. 2014	Domestic Sales Administrative Headquarters: Head of New Business Development and Head of Tokyo Sales

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2021
		Jun. 2015	Responsible for New Business Development Department I and II, Head of Tokyo Sales Headquarters
		Jan. 2017	Head of Eastern Japan Sales Headquarters
		Jan. 2018	Assumed office of Managing Executive Officer, the Company Head of Domestic Sales Administrative Headquarters, Head of Eastern Japan Sales Headquarters
		Jan. 2019	Head of Corporate Business Headquarters
		Jun. 2019	Assumed office of Member of the Board of Directors, Managing Executive Office, the Company
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Chairman, ORIX Auto Corporation,
Chairman, ORIX Rentec Corporation

Yoshiteru Suzuki (Jan. 15, 1963)	Member of the Board of Directors, Senior Managing Executive Officer President and Chief Executive Officer, ORIX Corporation USA	Apr. 1985	Joined the Company (retired on May 1993)	0 (52,295)
		Jul. 1999	Partner, KPMG LLP (retired on May 2002)
		Jun. 2002	Joined Cerberus Capital Management, L.P.
		Jan. 2010	Assumed office of Representative Director and President, Cerberus Japan K.K. (retired on Jun. 2015)
		Oct. 2015	Rejoined the Company
		Jan. 2018	Assumed office of Executive Officer, the Company
Assumed office of Deputy President, ORIX USA Corporation (currently ORIX Corporation USA)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2021
		Jan. 2019	Assumed office of Managing Executive Officer, the Company
		Sep. 2019	Assumed office of President and Chief Executive Officer, ORIX Corporation USA
		Jan. 2020	Assumed office of Senior Managing Executive Officer, the Company
		Jun. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company

Stan Koyanagi (Dec. 25, 1960)	Member of the Board of Directors, Managing Executive Officer, Global General Counsel	Oct. 1985	Joined SHEPPARD, MULLIN, RICHTER & HAMPTON LLP (retired on May 1988)	2,000 (0)
		Jan. 1993	Partner, GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP) (retired on Feb. 1997)
		Mar. 1997	Vice President, ORIX USA Corporation (currently ORIX Corporation USA)
		Mar. 1999	General Counsel, Vice President and Manager, ORIX USA Corporation (currently ORIX Corporation USA) (retired on Dec. 2003)
		Jan. 2004	Vice President and Associate General Counsel, KB HOME (retired on Jun. 2013)
		Jul. 2013	Joined the Company Global General Counsel of Global Business Headquarters
		Jun. 2017	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company Responsible for Enterprise Risk Management, Global General Counsel
		Jun. 2018	Head of Enterprise Risk Management Headquarters

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2021
		Jan. 2019	Responsible for Enterprise Risk Management Headquarters

Heizo Takenaka (Mar. 3, 1951)	Member of the Board of Directors (Outside Director) Chairman and Director, PASONA Group Inc. Director, Academyhills Board of Directors (Outside Director), SBI Holdings, Inc.	Apr. 1990	Assistant Professor, Faculty of Policy Management at Keio University	0 (9,000)
		Apr. 1996	Professor, Faculty of Policy Management at Keio University (retired on Oct. 2006)
		Apr. 2001	Minister of State for Economic and Fiscal Policy
		Sep. 2002	Minister of State for Financial Services and for Economic and Fiscal Policy
		Jul. 2004	Elected to House of Councilors
		Sep. 2004	Minister of State for Economics and Fiscal Policy and Communications and Privatization of Postal Services
		Oct. 2005	Minister for Internal Affairs and Communications and Privatization of Postal Services
		Dec. 2006	Assumed office of Director, Academyhills
		Aug. 2009	Assumed office of Chairman and Director, PASONA Group Inc.
		Apr. 2010	Professor, Faculty of Policy Management at Keio University (retired on Mar. 2016)
		Jun. 2015	Assumed office of Member of the Board of Directors (Outside Director), the Company
Apr. 2016
Professor, Faculty of Regional Development Studies at Toyo University (currently Faculty of Global and Regional Studies at Toyo University) (retired on Mar. 2021)
Assumed office of Director, Center for Global Innovation Studies at Toyo University (retired on Mar. 2021)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2021
		Jun. 2016	Assumed office of Board of Directors (Outside Director), SBI Holdings, Inc.

Michael Cusumano (Sep. 5, 1954)
Member of the Board of Directors (Outside Director)
Deputy Dean and Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology
Senior Specially Appointed Professor, Tokyo University of Science
Member of the Board of Directors (Outside Director), Ferratum Plc
		Jul. 1986	Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology	0 (3,000)
		Jul. 1996	Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology
		Jul. 2007	Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology (retired on Mar. 2016)
		Apr. 2016	Special Vice President and Dean, Tokyo University of Science (retired on May 2017)
		Apr. 2019	Assumed office of Member of the Board of Directors (Outside Director), Ferratum Plc
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Apr. 2020	Senior Specially Appointed Professor, Tokyo University of Science
		Jul. 2020	Deputy Dean, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2021

Sakie Akiyama (Dec. 1, 1962)
Member of the Board of Directors (Outside Director)
Founder, Saki Corporation
Member of the Board of Directors (Outside Director), Sony Corporation
Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd.
Member of the Board (Outside Director), Mitsubishi Corporation
		Apr. 1987	Joined Arthur Andersen & Co. (retired on Mar. 1994)	0 (3,000)
		Apr. 1994	Founded Saki Corporation Assumed office of Representative Director and Chief Executive Officer, Saki Corporation (retired on Sep. 2018)
		Oct. 2018	Assumed office of Founder, Saki Corporation
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), the Company
Assumed office of Member of the Board of Directors (Outside Director), Sony Corporation
Assumed office of Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd.
		Jun. 2020	Assumed office of Member of the Board (Outside Director), Mitsubishi Corporation

Hiroshi Watanabe (Jun. 26, 1949)	Member of the Board of Directors (Outside Director) President, Institute for International Monetary Affairs Director (Outside Director), Mitsubishi Materials Corporation	Apr. 1972	Joined the Ministry of Finance	0 (1,500)
		Jan. 2003	Director-General, International Bureau, Ministry of Finance
		Jul. 2004	Vice Minister of Finance for International Affairs, Ministry of Finance (retired on Jul. 2007)
		Oct. 2007	Special Advisor, Japan Center for International Finance (retired on Sep. 2008)
Apr. 2008
Professor, Graduate School of Commerce and Management, Faculty of Commerce and Management at Hitotsubashi university (currently School of Business Administration at Hitosubashi University Business School) (retired on Sep. 2008)

		Oct. 2008	Assumed office of Deputy Governor, Japan Finance Corporation (retired on Mar. 2012)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2021
		Apr. 2012	Assumed office of Deputy Governor, Japan Bank for International Cooperation
		Dec. 2013	Assumed office of Governor, Japan Bank for International Cooperation (retired on Jun. 2016)
		Oct. 2016	Assumed office of President, Institute for International Monetary Affairs
		Jun. 2017	Assumed office of Director (Outside Director), Mitsubishi Materials Corporation
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company

Aiko Sekine (May 13, 1958)
Member of the Board of Directors (Outside Director)
Professor, Faculty of Commerce at Waseda University
Trustee, International Valuation Standards Council
Advisor, Japanese Institute of Certified Public Accountants
Audit & Supervisory Board Member (Outside), Sumitomo Riko Company Limited
Audit & Supervisory Board Member (Outside), IHI Corporation
		Apr. 1981	Joined Citibank, N.A., Tokyo Branch (retired on Jan. 1984)	0 (1,500)
		Oct. 1985	Joined Aoyama Audit Corporation
		Mar. 1989	Certified as Public Accountant, Japan
		Jul. 2001	Partner of Chuo Aoyama Audit Corporation (retired on Aug. 2006)
		Sep. 2006	Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Aarata LLC) (retired on Jul. 2016)
		Jul. 2007	Executive Board Member of Japanese Institute of Certified Public Accountants
		Jan. 2008	Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants (retired on Dec. 2010)
		Jul. 2010	Assumed office of Deputy President of Japanese Institute of Certified Public Accountants
		Jul. 2016	Assumed office of Chairman and President of Japanese Institute of Certified Public Accountants (retired on Jul. 2019)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2021
		Jan. 2019	Member of the Nominating Committee, International Federation of Accountants
		Jul. 2019	Advisor, Japanese Institute of Certified Public Accountants
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company
Assumed office of Audit & Supervisory Board Member (Outside), Sumitomo Riko Company Limited
Assumed office of Audit & Supervisory Board Member (Outside), IHI Corporation
		Sep. 2020	Professor, Faculty of Commerce at Waseda University
		Oct. 2020	Trustee, International Valuation Standards Council

Chikatomo Hodo (Jul. 31, 1960)	Member of the Board of Directors (Outside Director) Senior Corporate Advisor, Accenture Japan Ltd. Outside Director, Konica Minolta Inc. Outside Director, Mitsubishi Chemical Holdings Corporation	Sep. 1982	Joined Accenture Japan Ltd.	0 (0)
		Sep. 2005	Assumed office of Representative Director, Accenture Japan Ltd.
		Apr. 2006	Assumed office of Representative Director and President, Accenture Japan Ltd.
		Sep. 2015	Assumed office of Director and Chairman, Accenture Japan Ltd. (retired on Aug. 2017)
		Sep. 2017	Assumed office of Director and Senior Corporate Advisor, Accenture Japan Ltd. (retired as a Director on Jun. 2018)
		Jun. 2018	Assumed office of Outside Director, Konica Minolta Inc.
		Jul. 2018	Senior Corporate Advisor, Accenture Japan Ltd.
		Jun. 2019	Assumed office of Outside Director, Mitsubishi Chemical Holdings Corporation
		Jun. 2021	Assumed office of Member of the Board of Directors (Outside Director), the Company

Notes:	1. All ORIX Member of the Board of Directors are engaged full-time except Heizo Takenaka, Michael Cusumano, Sakie Akiyama, Hiroshi Watanabe, Aiko Sekine and Chikatomo Hodo.
2. Name on the family register of Aiko Sekine is Aiko Sano.

EXECUTIVE OFFICERS
The executive officers of the ORIX Group as of June 29, 2021, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2021
Kiyoshi Fushitani	Senior Managing Executive Officer	East Asia Business Headquarters Global Transportations Services Headquarters	1,500 (106,550)
Yasuaki Mikami	Managing Executive Officer	Group Human Resources and Corporate Administration Headquarters Secretariat of The Board of Directors Work Style Reform Project	1,880 (50,680)
Hitomaro Yano	Executive Officer	Treasury and Accounting Headquarters	5,100 (39,930)
Toyonori Takahashi	Executive Officer	Group Kansai Representative MICE-IR Office Real Estate Sales Department Senior Managing Executive Officer, ORIX Real Estate Corporation	7,302 (45,830)
Yasuhiro Tsuboi	Executive Officer	Credit and Investment Management Headquarters	1,908 (26,750)
Michio Minato	Executive Officer	Group Strategy Business Unit President, ORIX Baseball Club Co., Ltd.	400 (26,750)
Tetsuya Kotera	Executive Officer	Corporate Business Headquarters	1,402 (12,750)
Eiji Arita	Executive Officer	Corporate Business Headquarters	1,600 (12,750)
Seiichi Miyake	Executive Officer	Investment and Operation Headquarters	3,202 (12,750)
Hidetake Takahashi	Executive Officer	Energy and Eco Services Business Headquarters Member of the Board of Directors, Ubiteq, INC.	7,100 (17,750)
Tomoko Kageura	Executive Officer	Enterprise Risk Management Headquarters Global General Counsel Office	5,475 (12,750)

Name	Title	Areas of duties	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2021
Nobuki Watanabe	Executive Officer	CEO’s Office New Business Development Department	399 (17,750)
Toshinari Fukaya	Group Managing Executive	President, ORIX Real Estate Corporation President, DAIKYO INCORPORATED	4,200 (51,580)
Hiroko Yamashina	Group Executive	Chairman, ORIX Credit Corporation	32,700 (71,930)
Yuji Kamiyauchi	Group Executive	President, ORIX Auto Corporation Member of the Board of Directors, Ubiteq, INC.	3,700 (26,750)
Takaaki Nitanai	Group Executive	Senior Managing Executive Officer, ORIX Real Estate Corporation	0 (26,750)
Nobuhisa Hosokawa	Group Executive	President, ORIX Rentec Corporation	2,800 (17,750)

Notes:	1. Name on the family register of Tomoko Kageura is Tomoko Kanda.
2. Name on the family register of Hiroko Yamashina is Hiroko Arai.

EMPLOYEES
As of March 31, 2021, we had 33,153 full-time employees, compared to 31,233 as of March 31, 2020 and 32,411 as of March 31, 2019. We employ 5,933 staff in Corporate Financial Services and Maintenance Leasing, 8,586 staff in Real Estate, 4,831 staff in PE Investment and Concession, 673 staff in Environment and Energy, 2,437 staff in Insurance, 1,130 staff in Banking and Credit, 154 staff in Aircraft and Ships, 1,371 staff in ORIX USA, 1,356 staff in ORIX Europe, 4,554 staff in Asia and Australia, 2,128 staff as part of our headquarters function as of March 31, 2021. As of March 31, 2021, we had 19,187 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.
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
ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥8,733 million, ¥9,845 million and ¥11,018 million in fiscal 2019, 2020 and 2021, respectively.
SHARE OWNERSHIP
As of June 29, 2021, the directors, executive officers and group executives of the Company directly held an aggregate of 211,941 Shares, representing 0.01% of the total Shares issued as of such date.
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

Compensation for directors, executive officers and group executives in fiscal 2021 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Performance- linked compensation (Number of people)	Share-based compensation (Number of people)	Total compensation
Non-Executive Director and Outside Director	¥93 (8)	— —	¥13 (8)	¥106 (8)
Executive Officer and Group Executive	¥682 (25)	¥425 (25)	¥591 (25)	¥1,699 (25)

Total	¥775 (33)	¥425 (25)	¥604 (33)	¥1,805 (33)

The above list is the amount paid in accordance with the policies for the compensation of directors and Executive Officers resolved by the Compensation Committee held on June 26, 2020.
The amount paid listed in the table above with regard to the share-based compensation is calculated by multiplying the number of points confirmed to be provided as the portion for the fiscal year ended in March 2021 by the stock market price paid by the trust when ORIX’s shares were acquired (¥1,479.87 per share).
The targets and results with regard to the KPIs of the performance-linked compensation listed in the table above are as follows:

-	Company-wide performance indicator
We targeted the milestone rate with regard to the consolidated net income growth set by the compensation committee towards the achievement of the Company’s mid-term
strategic directions, and achieved 64%.

-	Division performance indicator
We set the performance target for each division based on the company-wide performance target, and achieved 50% to 150% (median: 95%) by 18 Executive Officers and 5 group executives (based on the total evaluation including qualitative assessment).
Compensation for Makoto Inoue, Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer of ORIX, for fiscal 2021 was ¥117 million in fixed compensation, ¥75 million in performance-linked compensation and ¥111 million in share-based compensation.
Compensation for Shoji Taniguchi, Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2021 was ¥41 million in fixed compensation, ¥34 million in performance-linked compensation and ¥34 million in share-based compensation.
Compensation for Satoru Matsuzaki, Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2021 was ¥39 million in fixed compensation, ¥27 million in performance-linked compensation and ¥34 million in share-based compensation.
Compensation for Yoshiteru Suzuki, Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2021 was ¥58 million (¥58 million from ORIX Corporation USA) in fixed compensation and ¥25 million in performance-linked compensation and ¥34 million in share-based compensation.

The actual total amount of the share-based compensation paid in fiscal 2021 was ¥302 million paid to two directors and two executive officers (including those serving concurrently as directors and Executive Officers) who retired during fiscal 2021. The following individual retired during fiscal year 2021 and was paid share-based compensation totaling over ¥100 million. Compensation for Yuichi Nishigori, currently President of ORIX Bank Corporation, as Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2021 was ¥9 million in fixed compensation, ¥3 million in performance-linked compensation and ¥105 million in share-based compensation.
The Compensation Committee sets the following “Policy of Determining Compensation of Directors and Executive Officers.”
Policy of Determining Compensation of Directors and Executive Officers
ORIX’s business objective is to increase shareholder value over the medium- to long-term. ORIX believes in the importance of each director and Executive Officer responsibly performing his or her duties, and cooperation among different business units in order to achieve continued growth of the ORIX Group. The Compensation Committee believes that in order to accomplish such business objectives, directors and Executive Officers should place emphasis not only on performance during the current fiscal year, but also on medium- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, ORIX takes such factors into account when making decisions regarding the compensation system and compensation levels for directors and Executive Officers. Taking this basic policy into consideration, we have established separate policies for the compensation of directors and Executive Officers in accordance with their respective roles based on a decision of the compensation committee held on June 25, 2021.
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
Fixed compensation is decided for each individual based on a standard amount for each position. Compensation linked to business performance for the fiscal year ended March 2021 uses the level of achievement of the consolidated net income growth target as a company-wide performance indicator, adjusting

50% of the position-based standard amount within the range of 0% to 200% while, at the same time, using the level of achievement of the target of the division for which the relevant executive officer was responsible *** as a division performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 300%. In the case of the representative executive officers, the consolidated net income growth target is used as a sole performance indicator, adjusting the standard amount within the range of 0% to 200%. These performance indicators are selected based on the Company’s mid-term
strategic directions. For share-based compensation reflecting medium- to long-term performance, executive officers are granted a fixed amount of points based on their position, and they are paid in ORIX shares corresponding to the amount of points they have accumulated at the time of retirement.

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

***
The level of achievement of each division performance with regard to the performance-based compensation is measured based on a total evaluation focusing on the annual growth rate of each division and taking into account qualitative factors (such as target levels, details of achievement, future growth potential, effort status to ESG, etc.)

For the authority and discretion of Compensation Committee, refer to “Item 6. Directors, Senior Management and Employees—Structure and Activities of the Three Committees—
Compensation Committee
.”
The Compensation Committee during the current consolidated fiscal year were held 4 times in total in May (twice), June and November 2020 during fiscal 2021.
All members of the Compensation Committee attended all the meetings, and the attendance rate was 100%.
The main agenda items of the Compensation Committee were as follows:

•	Determination of performance evaluation and individual payment amount related to performance-linked compensation (annual bonus) for fiscal 2020

•	Examination of the compensation system for Directors and Executive Officers for fiscal 2021

•	Determination of the compensation system for Directors and Executive Officers for fiscal 2021

•	Examination of the compensation level for Directors and Executive Officers based on the outcome of a third-party compensation research agency investigation

•	Determination of the renewal of Board Incentive Plan Trust contract for share-based compensation

The Compensation Committee conducts a comprehensive review, including confirming whether the specific compensation, etc. for individual Directors and Executive Directors is consistent with the compensation policies based on the resolution at the Compensation Committee meeting held on June 26, 2020, determines the compensation after verifying that the level of compensation is appropriate based on third-party research reports on Director compensation and other information, and judges whether the compensation is in line with the compensation policies.
In, addition, to further strengthen the sharing of profits with our shareholders and stakeholders, we have established shareholding guidelines to the Directors, Executive Officers and Group Executives to hold certain numbers of our shares in June 2005.
In June 2005, we introduced the share-based compensation, which is a program in which points are annually allocated to directors and executive officers based upon prescribed standards while in office, and the actual number of ORIX’s shares calculated based on the number of accumulated points is provided at the time of retirement. In July 2014, we started to provide these shares through a trust established by the Board Incentive Plan Trust. The Company entrusts money to the “Board Incentive Plan Trust”, which acquires ORIX’s shares from the stock market for directors and executive officers at the end of his or her tenure using money contributed in advance. The total number of points of the share-based compensation granted to directors, executive officers and group executives for fiscal 2021 is equivalent to 427,916 points. Under this system, ¥302 million, which is equivalent to 204,680 points accumulated up to the end of tenure, was paid to executive officers who left their positions during fiscal 2021. As a result, the balance to directors, executive officers and group executives as of March 31, 2021 was 1,612,840 points.
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
At the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, our shareholders approved stock option plans under which ORIX purchased shares from the open market and held them for transfer to ORIX’s directors and executive officers and some employees upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executive officers and certain employees of our subsidiaries and affiliates. From 2009 to 2021, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2021.
Each unit of Shares (1 unit = 100 Shares) has one vote, and none of our major shareholders have different voting rights. We do not issue preferred shares.

Name	Number of Shares held	Percentage of Issued shares
	(Thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	106,463	8.73
Custody Bank of Japan, Ltd. (Trust Account)	75,528	6.19
Custody Bank of Japan, Ltd. (Trust Account 9)	27,824	2.28
Custody Bank of Japan, Ltd. (Trust Account 7)	27,533	2.25
SSBTC CLIENT OMNIBUS ACCOUNT	25,626	2.10
CITIBANK, N.A. -N.Y , AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	23,308	1.91
SMBC Nikko Securities Inc.	21,428	1.75
STATE STREET BANK WEST CLIENT-TREATY 505234	20,699	1.69
NORTHERN TRUST CO. (AVFC) SUB A/C NON TREATY	18,965	1.55
Custody Bank of Japan, Ltd. (Trust Account 5)	18,354	1.50
ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2021, the percentage of issued Shares held by overseas corporations and individuals was 44.05%. As of March 31, 2021, approximately 4,661,728 ADSs were outstanding (equivalent to 23,308,640 or approximately 1.81% of ORIX’s issued Shares as of that date). As of March 31, 2021, all our ADSs were held by one record holder in the United States.
On May 11, 2021, Sumitomo Mitsui Trust Bank, Limited submitted a filing to the Kanto Local Finance Bureau indicating that Sumitomo Mitsui Trust Holdings, Inc. held 62,963,100 Shares, representing 4.90% of ORIX’s outstanding Shares, as part of Sumitomo Mitsui Trust Bank, Limited’s assets under management.
On January 29, 2021, BlackRock Group submitted a filing to the Securities and Exchange Commission indicating that BlackRock Inc., primarily through BlackRock Japan Co., Ltd, held 76,063,556 Shares, representing 5.80% of ORIX’s outstanding Shares, as part of BlackRock Group’s assets under management.
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
Since the beginning of our last full fiscal year, no loans to any of the persons listed in clause (iv) above were made other than those that were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.
There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) above other than those listed in the table below. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) above. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥34,102 million as of March 31, 2021 and did not exceed ¥38,000 million at any time during fiscal 2021.
Each of these loans was made in the ordinary course of business. The following table describes, for each related party borrower, the applicable interest rate (or range of interest rates), the largest aggregate amount outstanding during fiscal 2021 and the aggregate amount outstanding as of March 31, 2021.

Related Party	The largest aggregate amount outstanding during fiscal 2021	Aggregate amount outstanding as of March 31, 2021	Interest rate
	(Millions of yen)		(%)
Kansai Airports	¥12,329	¥12,002	6.5
SORA Airlease Designated Activity Company	8,780	8,780	6.0 – 9.5
Meritix Airlease Limited	3,126	3,126	6.0 – 9.5
IOS II, LLC	2,734	2,486	6.3
Medical Corporation DIC	2,110	2,110	1.2 – 5.0
Shinko Medical Support Corporation	1,760	1,760	5.0
California Proton Therapy Center, LLC	1,573	908	7.5 – 10.0
First Resort Co., Ltd	845	845	3.5
Wizard Acquistion	842	627	12.0
Timber Parent, LLC	690	577	14.0 – 16.0
ALLIANCE ENVIRONMENTAL GROUP, LLC	445	360	12.0
Junseikai Medical Corporation	230	230	5.0
YM LeaseCo., Ltd.	400	200	0.9
Tsubaki Marine S.A.	55	55	1.0
Medical Corporation NIDC	20	20	1.2 – 5.0
Pacific League Marketing Corporation	49	14	2.9
Kada Greenfarm Co., Ltd.	2	2	3.1
Meritix Airlease Dara Limited	1,508	0	6.0 – 9.5
Imation Company, LLC	1,479	0	7.5
RAM Industries Acquisitions, LLC	645	0	13.0
OCC-ART Investor Holdings, LLC	601	0	13.0
LCR Parent, LLC	444	0	12.0
Flexible Energy Service Co., Ltd.	1	0	3.2

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
One ADSs represents five Shares. On March 31, 2021, approximately 4,661,728 ADSs were outstanding. This is equivalent to 23,308,640 or approximately 1.81% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by one record holder in the United States.
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
(vi) non-life
insurance agency business, insurance

agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance; (vii) lease, purchase and sale, ground preparation, development, maintenance and management of real property and warehousing; (viii) contracting for construction, civil engineering, building utility and interior and exterior furnishing, and design and supervision thereof; (ix) management of various facilities for sports, lodging, restaurant, medical treatment, welfare and training and education, and conducting sports, etc.; (x) facility planning, development, maintenance, management and operation of airports, roads, other public facilities and similar kinds of aforementioned facilities and the assumption or undertaking of public works; (xi) production, processing, sale, purchase, research and development of agricultural products, food products and agriculture-related products and facilities; (xii) waste-disposal business; (xiii) trading of emission rights for greenhouse gases and other various subjects; (xiv) power generation business; (xv) supply of various energy resources and the products in relation thereto; (xvi) planning, developing, contracting for, lease and sale of, intangible property rights; (xvii) information processing and providing services, telecommunications business; (xviii) business of dispatching workers to enterprise and employment agency business; (xix) purchase and sale of antiques; (xx) transport business; (xxi) mining of various minerals, and the manufacture and sale of the products in relation thereto; (xxii) business support and consulting; (xxiii) brokerage, agency, investigation, manufacturing, processing, research and development for business relating to any of the preceding items, and other business; (xxiv) as a result of holding shares in a subsidiary company engaged in those activities, engaging in business relating to any of the preceding items and managing such company’s business activities; and (xxv) any and all businesses incidental or related to any of the preceding items.
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

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS
March 31, 2017	52.25	2.39
March 31, 2018	66.00	3.01
March 31, 2019	76.00	3.45
March 31, 2020	76.00	3.53
March 31, 2021	78.00	3.65
ORIX aims to increase shareholder value by utilizing profits earned from business activities to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at a level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, ORIX aims to act with flexibility and swiftness while considering various factors such as the soundness of its financial condition and external factors such as the business environment, share price and its trend and target performance indicators.
In the fiscal year ended March 31, 2021, business outlook was difficult to assess due to the impact of
COVID-19
and depending on the business environment there was a possibility that the Company’s performance could decline significantly. But in order to show ORIX’s stance of stable shareholder returns, we decided to set the dividend payout ratio at 50% for the fiscal year ended March 31, 2021. Therefore, the annual dividend for the fiscal year ended March 31, 2021 has been decided at 78.00 yen per share (interim dividend paid was 35.00 yen per share and year-end
dividend has been decided at 43.00 yen per share).
The annual dividend for the next fiscal year ending March 31, 2022 is forecasted at 78.00 yen per share (forecasted interim dividend of 39.00 yen and year-end
dividend of 39.00 yen) as well as 78.00 yen per share in the previous fiscal year ended March 31, 2021.

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
Subject to the PFIC rules described below and to applicable limitations that may vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on Shares or ADSs at a rate not exceeding the applicable rate provided for by the Tax Convention will be creditable against the U.S. Holder’s U.S. federal income tax liability. The maximum rate of withholding tax on dividends paid to a U.S. Holder pursuant to the Tax Convention is 10%. As discussed under “Taxation—Japanese Taxation—Shares” above, under current Japanese law, the statutory rate is higher than the maximum Tax Convention rate. Japanese taxes withheld in excess of the rate applicable under the Tax Convention will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, U.S. Holders may, upon election, deduct such otherwise creditable Japanese taxes in computing taxable income, subject to generally applicable limitations under U.S. law.
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
Our primary market risk exposures are interest rate risk, exchange rate risk and risk of market prices in stocks. We enter into derivative transactions to hedge interest rate risk and exchange rate risk. Our risk management for market risk exposure and derivative transactions is described under “Item 5. Operating and Financial Review and Prospects—Risk Management.”
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
Interest Rate Risk
Many of our assets and liabilities are composed of floating and fixed rate assets and liabilities. Our floating rate assets and liabilities utilize various rates to determine interest amounts receivable and payable thereunder, including U.S. dollar and Japanese yen LIBOR, TIBOR and prime rates. Movements in market interest rates affect gains and losses in those assets and liabilities. Accordingly, we endeavor to reduce interest rate risk through techniques such as funding interest rate bearing assets through liabilities with similar interest rate characteristics, e.g., financing floating-rate assets with floating-rate liabilities and financing fixed-rate assets with fixed-rate liabilities.
In order to manage assets and liabilities in an appropriate risk position, we conduct various type of analysis for interest rate sensitivity including gains and losses impact analysis and fair value analysis of assets and liabilities.
The table below of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and short-term and long-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contract period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2021 were 3.4% for installment loans, 1.6% for investment in securities (floating and fixed rate), 1.1% for short-term and long-term debt and 0.2% for deposits. As of March 31, 2021, the average payment rate of interest rate swaps was 1.7% and the average receipt rate was 0.0%. The average interest rates of financial instruments as of March 31, 2020 were: 3.6% for installment loans, 1.7% for investment in securities (floating and fixed rate), 1.6% for short-term and long-term debt and 0.3% for deposits. As of March 31, 2020, the average payment rate of interest rate swaps was 2.1% and the average receipt rate was (0.1%). As of March 31, 2021, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2020. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY
NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date						Total	March 31, 2021 Estimated Fair Value
	Years ending March 31,
	2022	2023	2024	2025	2026	Thereafter
	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥246,996	¥137,654	¥93,640	¥72,288	¥52,875	¥429,346	¥1,032,799	¥1,029,197
Average interest rate	4.3%	6.5%	7.6%	8.4%	6.7%	4.1%	5.2%	—
Installment loans (floating rate)	¥273,278	¥261,049	¥171,764	¥173,402	¥144,268	¥1,601,873	¥2,625,634	¥2,603,815
Average interest rate	3.6%	3.9%	3.5%	3.6%	4.0%	2.1%	2.7%	—
Investment in securities (fixed rate)	¥31,845	¥34,533	¥50,020	¥105,826	¥79,944	¥1,708,811	¥2,010,979	¥2,013,388
Average interest rate	1.3%	3.4%	1.1%	1.2%	2.1%	1.4%	1.4%	—
Investment in securities (floating rate)	¥5,412	¥8,478	¥3,732	¥16,431	¥4,287	¥91,238	¥129,578	¥129,661
Average interest rate	6.0%	5.2%	4.9%	4.8%	4.1%	3.5%	4.0%	—
Liabilities:
Short-term debt	¥307,269	¥0	¥0	¥0	¥0	¥0	¥307,269	¥307,269
Average interest rate	1.4%	—	—	—	—	—	1.4%	—
Deposits	¥1,130,583	¥306,890	¥345,173	¥281,527	¥253,612	¥0	¥2,317,785	¥2,319,941
Average interest rate	0.1%	0.3%	0.3%	0.3%	0.3%	—	0.2%	—
Long-term debt (fixed rate)	¥358,882	¥304,757	¥315,078	¥306,630	¥128,713	¥537,312	¥1,951,372	¥1,979,939
Average interest rate	1.9%	1.5%	1.4%	1.5%	0.8%	1.1%	1.4%	—
Long-term debt (floating rate)	¥345,860	¥342,109	¥339,043	¥206,500	¥243,142	¥988,807	¥2,465,461	¥2,417,954
Average interest rate	1.0%	1.0%	0.7%	0.6%	0.6%	1.1%	0.9%	—
NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected Maturity Date						Total	March 31, 2021 Estimated Fair Value
	Years ending March 31,
	2022	2023	2024	2025	2026	Thereafter
	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥49,866	¥60,595	¥64,839	¥40,067	¥48,438	¥274,575	¥538,380	¥(21,951)
Average pay rate	2.4%	2.1%	1.1%	1.8%	0.9%	1.8%	1.7%	—
Average receive rate	0.1%	0.3%	0.2%	0.3%	(0.0%)	(0.1%)	0.0%	—
The above table excludes purchased loans, which are exposed to interest rate risk, because it is difficult to estimate the timing and extent of collection of such loans. Purchased loans are deteriorated credit loans which we acquire at a discount and for which full collection of all contractually required payments from the debtors is unlikely. The total book value of our purchased loans as of March 31, 2021 was ¥12,351 million.
Long-term debt (floating rate) in the table above includes the amount of ¥94,000 million subordinated syndicated loan (hybrid loan, whose maturity date is year 2076) conducted in fiscal 2017, of which ¥60,000 million and ¥34,000 million may be repaid after 5 years and 7 years, respectively.
Long-term debt (fixed rate) in the table above include the amount of ¥150,000 million of unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds). Out of this amount, ¥100,000 million was executed in fiscal 2020, and will mature in fiscal 2080, of which ¥60,000 million and ¥40,000 million may be redeemed after 5 years, and 10 years respectively.

¥50,000 million was executed in fiscal 2021, and will mature in fiscal 2081, of which ¥29,000 million and ¥21,000 million may be redeemed after 5 years, and 10 years respectively.
We are also exposed to interest rate risks in our life insurance businesses because revenues from life insurance related investment income fluctuate based on changes in market interest rates, while life insurance premiums and costs do not.
Exchange Rate Risk
We hold foreign currency-denominated assets and liabilities and deal in foreign currencies. It is our policy to match balances of foreign currency-denominated assets and liabilities as a means of hedging exchange rate risk. There are, however, cases where a certain part of our foreign currency-denominated investments are not hedged for such risk.
We have identified all positions that are subject to exchange rate risk, including retained earnings accumulated in foreign currencies in our overseas subsidiaries, which is translated to Japanese yen upon consolidation. ORIX shareholders’ equity is subject to exchange rate risk arising from such translations. Other positions, such as potential losses in future earnings, are calculated using several hypothetical scenarios based on 10% changes in the relevant currencies. Based on these scenarios, exchange losses in future earnings were estimated to be ¥363 million and ¥54 million as of March 31, 2020 and 2021, respectively. The largest of such losses were estimated in scenarios where the U.S. dollar appreciated 10% against the Japanese yen from the rate in effect on March 31, 2020 and 2021.
Risk of Market Prices in Stocks
We have marketable stocks that are subject to price risk arising from changes in their market prices. Our shareholders’ equity and net income bear risks due to changes in the market prices of these securities. To manage these risk of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2020 and 2021, respectively, and under such circumstances estimate ¥3,642 million and ¥5,487 million decrease in the fair value of our equity securities as of March 31, 2020 and 2021.
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
PAYMENTS TO ORIX FROM THE DEPOSITARY
The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, and proxy voting and related expenses. In fiscal 2021, this amount was $80,000.

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
Item 15. Controls and Procedures
As of March 31, 2021, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the principal financial officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule
13a-15(e)
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
The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2021 by using the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2021.
The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our consolidated financial statements as of and for each of the years in the three-year period ended March 31, 2021, as stated in their attestation report which is included in Item 18 (page
F-3).
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
Item 16C. Principal Accountant Fees and Services
FEES PAID TO PRINCIPAL ACCOUNTANT
AUDIT FEES
In fiscal 2020 and 2021, KPMG (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥3,248 million and ¥3,008 million, respectively, for direct audit fees.
AUDIT-RELATED FEES
In fiscal 2020 and 2021, KPMG billed us ¥134 million and ¥176 million, respectively, for audit-related services, including attestation, assurance and related services that are not reported under audit fees.
TAX FEES
In fiscal 2020 and 2021, KPMG billed us ¥258 million and ¥142 million, respectively, for tax-related
services.
ALL OTHER FEES
In fiscal 2020 and 2021, KPMG billed us ¥20 million and ¥19 million, respectively, for other products and services.

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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2021	(a) Total number of Shares Purchased	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs* 1,2,3,4	(d) Maximum number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs* 1,2,3,4
April 2020	6,428,600	¥1,223	6,428,600	¥46,421,339,850
May 2020	1,796,300	1,241	1,796,300	0
June 2020	0	0	0	0
July 2020	100	1,380	0	0
August 2020	140	1,268	0	0
September 2020	50	1,326	0	0
October 2020	10	1,345	0	0
November 2020	16,296,170	1,533	16,296,100	19,210,697,400
December 2020	8,804,420	1,582	8,804,300	5,280,637,350
January 2021	3,130,170	1,687	3,130,100	0
February 2021	80	1,778	0	0
March 2021	30	1,807	0	0

Total	36,456,070	¥1,489	36,455,400	¥0

*1	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on October 28, 2019.

• Class of shares to be repurchased	Common shares
• Total number of shares to be repurchased	Up to 70,000,000 shares
(approx.5.5% of the total outstanding shares (excluding treasury shares))
• Total purchase price of shares to be repurchased	Up to 100 billion yen
• Repurchase period	From November 1, 2019 to May 8, 2020
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*2	The share repurchase based on the above resolution at the Board of Directors meeting was completed. The details of share repurchase are as follows.

• Class of shares repurchased	Common shares
• Total number of shares repurchased	8,224,900 shares
• Total purchase price of shares repurchased	10,088,218,300 yen
• Repurchase period	From April 1, 2020 to May 8, 2020
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*3	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on November 2, 2020.

• Class of shares to be repurchased	Common shares
• Total number of shares to be repurchased	Up to 50,000,000 shares
(approx.4.0% of the total outstanding shares (excluding treasury shares))
• Total purchase price of shares to be repurchased	Up to 44.2 billion yen
• Repurchase period	November 9, 2020 to March 31, 2021
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*4	The share repurchase based on the above resolution at the Board of Directors meeting was completed. The details of share repurchase are as follows.

• Class of shares repurchased	Common shares
• Total number of shares repurchased	28,230,500 shares
• Total purchase price of shares repurchased	44,199,883,050 yen
• Repurchase period	From November 9, 2020 to January 8, 2021
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*5	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on May 13, 2021.

• Class of shares to be repurchased	Common shares
• Total number of shares to be repurchased	Up to 50,000,000 shares
(approx.4.1% of the total outstanding shares (excluding treasury shares))
• Total purchase price of shares to be repurchased	Up to 50 billion yen
• Repurchase period	May 17, 2021 to March 31, 2022
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares
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
The composition of our board of directors and its committees differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy in order to maintain a NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our board of directors or our Nominating, Audit, and Compensation Committees. Under Japanese law, a majority of the membership on the committees must be “outside directors”—a Japanese law concept that shares similarities with the U.S. concept of “independent director” where the company is a ““Company with Nominating Committee, etc.” However, we are not required to include on our board of directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors. Six out of our 12 directors are outside directors. Under the Companies Act, the directors who compose the Audit Committee are not permitted to be executive officers or executive directors of the Company or its subsidiaries, or managers, employees or accounting advisors of the Company’s subsidiaries. Our Audit Committee members meet this requirement. We have adopted a written charter for our Compensation Committee that addresses committee member appointment and removal, committee structure and operations, and reporting to the board. However, our Compensation Committee has not retained, or obtained the advice of, a compensation consultant, independent legal counsel or other advisor.
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

•
provide the compensation committee with authority to obtain or retain the advice of a compensation advisor only after taking into consideration all factors relevant to determining the advisor’s independence from management.

PART III
Item 17. Financial Statements
ORIX has elected to provide financial statements and related information pursuant to Item 18.
Item 18. Financial Statements
See pages
F-1
through
F-150.
The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form
20-F:

(a)	Consolidated Balance Sheets as of March 31, 2020 and 2021 (page F-7 to F-8);

(b)	Consolidated Statements of Income for the years ended March 31, 2019, 2020 and 2021 (page F-9 to F-10);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2019, 2020 and 2021 (page F-11);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2019, 2020 and 2021 (page F-12 to F-13);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2019, 2020 and 2021 (page F-14);

(f)	Notes to Consolidated Financial Statements (page F-15 to F-149);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-150).

Item 19. Exhibits
We have filed the following documents as exhibits to this document.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 25, 2021 (Incorporated by reference from the annual report on Form 20-F filed on June 29, 2021, commission file number 001-14856).

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on July 21, 2017 (Incorporated by reference from the annual report on Form 20-F filed on June 28, 2018, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on March 1, 2021.

Exhibit 2.1	Description of American Depositary Shares of ORIX Corporation, (Incorporated by reference from the registration statement on Form F-3 ASR filed on July 2, 2009, commission file number 333-160410).

Exhibit 2.2	Deposit Agreement, dated September 14, 1998, by and among ORIX Corporation, Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts (Incorporated by reference from the registration statement on Form F-3 ASR filed on July 2, 2009, commission file number 333-160410).

Exhibit 8.1	List of subsidiaries and affiliates.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference from the annual report on Form 20-F filed on June 25, 2019, commission file number 001-14856).

Exhibit 12.1	Certifications required by Rule 13a-14 (a) (17 CFR 240.13a-14 (a)) or Rule 15d-14 (a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14 (b) (17 CFR 240.13a-14 (b)) or Rule 15d-14 (b) (17 CFR 240.15d 14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm.

Exhibit 101	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101	Inline XBRL Schema Document.

Exhibit 101	Inline XBRL Calculation Linkbase Document.

Exhibit 101	Inline XBRL Definition Linkbase Document.

Exhibit 101	Inline XBRL Labels Linkbase Document.

Exhibit 101	Inline XBRL Presentation Linkbase Document.

Exhibit 104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2021, has been formatted as Inline XBRL and contained in Exhibit 101
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

ORIX KABUSHIKI KAISHA

By:	/s/ S HOJI T ANIGUCHI
Name:	Shoji Taniguchi
Title:	Senior Managing Executive Officer
Date: June 29, 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
ORIX Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries (the Group) as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 29, 2021 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
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
Assessment of the carrying value of the indefinite-lived intangible assets for asset management contract
As discussed in Notes 1 and 16 to the consolidated financial statements, the Group’s indefinite-lived intangible assets as of March 31, 2021 was ¥234,281 million, of which ¥161,081 million represents asset management contracts. The Group performs an impairment test for indefinite-lived intangible assets at least annually and whenever events or changes in circumstances indicate that the asset might be impaired. As a result of the impairment test, if the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The fair values of the asset management contracts are determined utilizing a discounted cash flow model and the key inputs and assumptions to the valuation include the forecasted balances of assets under management (AuM) used to estimate the future cash flows and the weighted average cost of capital (WACC) as a discount rate.
We identified the assessment of the carrying value of the indefinite-lived intangible asset for a certain asset management contract in the ORIX Europe segment as a critical audit matter. Changes in the key inputs and assumptions have a significant effect on the fair value of the asset management contract indicating a higher risk related to the impairment assessment and, therefore, required a high degree of auditor judgment. Specifically, the forecasted balances of AuM were challenging to test as there was a high degree of estimation uncertainty in forecasting future growth of AuM. Also, a high degree of auditor judgment, including specialized skills and knowledge, was required to test the WACC due to the subjectivity in determining its inputs.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s impairment assessment process of the asset management contract, including controls over the development of the forecasted balances of AuM and the WACC. We evaluated the development of the forecasted balances of AuM by analyzing the actual AuM balances compared to those forecasted in the prior year and by considering the actual performance of the funds managed under the asset management contract. We performed a sensitivity analysis over the forecasted balances of AuM and the WACC to assess the impact to the Group’s determination that the fair value of the asset management contract exceeded its carrying amount. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in assessing the WACC used by management in the assessment, by comparing it against a WACC range that was developed using publicly available market data and independently developed assumptions.
Assessment of the fair value measurement of the investment funds categorized as Level 3 financial instruments in the fair value hierarchy
As discussed in Notes 1 and 2 to the consolidated financial statements, the Group’s financial assets measured at fair value on a recurring basis under Level 3 of the fair value hierarchy as of March 31, 2021 amounted to ¥244,987 million, which included ¥91,410 million of investment funds. Certain overseas subsidiaries are determined as investment companies under ASC 946 (“Financial Services—Investment Companies”) and hold investment funds measured at fair value with changes in fair value recognized in earnings on a recurring basis. These investment funds are classified as Level 3 in the fair value hierarchy, because the Group measures their fair value using valuation techniques with key inputs that are unobservable. The fair value measurement of the Level 3 investment funds held by a certain investment company in the ORIX USA segment is estimated based on the valuation methodology of the underlying equity investments by weighting the income approach technique using discounted cash flows and the market approach technique utilizing market multiples. Key inputs and assumptions used for the valuation include earnings before interest, taxes, depreciation and amortization (EBITDA) multiples, cash flow forecasts, weighted average cost of capital (WACC) and weighting of the techniques.
We identified the assessment of the fair value measurement of the Level 3 investment funds held by the certain investment company in the ORIX USA segment as a critical audit matter. Due to the significant measurement uncertainty associated with the fair value of such investment funds, a high degree of subjectivity was used in determining the methodology and the key inputs and assumptions, including EBITDA multiples, cash flow forecasts, WACC and weighting of the techniques. Minor changes in these key inputs and assumptions used for the valuation could have a significant effect on the Group’s net income. Therefore, a high degree of auditor judgment was required. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s fair value measurement process for the Level 3 investment funds, including controls over (1) the development of the methodology and (2) the determination of the key inputs and assumptions used for the valuation. We evaluated the development of the cash flow forecasts by analyzing the actual results compared to those forecasted in the prior year as well as trends in year-over-year forecasts. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating appropriateness of the Group’s fair value measurement methodology in accordance with U.S. generally accepted accounting principles,

•	evaluating the reasonableness of the selected EBITDA multiples through the comparison to independently developed EBITDA multiples,

•	evaluating the reasonableness of the WACC assumptions through performing an assessment using publicly available market data and independently developed assumptions, and

•	evaluating the reasonableness of the weighting of the techniques applied to arrive at the fair value.
Assessment of the carrying value of aircraft for operating leases
As discussed in Notes 1, 6 and 34 to the consolidated financial statements, the Group’s Investment in Operating leases balance as of March 31, 2021 was ¥1,408,189 million, of which ¥262,019 million represents long-lived assets related to the Aircraft and Ships segment balance, which includes the aircraft balance for operating leases held by ORIX Aviation Systems Limited. The Group performs a recoverability test for long-lived assets to be held and used in operations, including the aircraft, whenever events or changes in circumstances indicate that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows that are expected to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The fair value of the assets is estimated using discounted cash flow model. The key inputs and assumptions to the undiscounted forecasted cash flows used in the recoverability test include the cash flows from operating leases and residual values of the aircraft which were estimated based on values obtained from independent third-party appraisers.
We identified the assessment of the carrying value of the aircraft for operating leases held by ORIX Aviation Systems Limited as a critical audit matter. There was a high degree of estimation uncertainty in estimating the forecasted cash flows from operating leases and residual values of the aircraft used in the recoverability test and, therefore, those were challenging to test.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s recoverability test of the aircraft, including controls over the development of the forecasted cash flows from operating leases and residual values of the aircraft. We evaluated the development of the undiscounted forecasted cash flows used in the recoverability test by comparing the key inputs and assumptions to the performance of the Group’s aircraft portfolio, in-force contractual arrangements and externally available market value reports from independent third-party appraisers. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in assessing the relevance and reliability of the information from the independent third-party appraisers.
Assessment of recognition of basis difference adjustments within Equity in Net Income of Affiliates for aircraft for operating leases related to an equity method investment
As discussed in Notes 15 and 34 to the consolidated financial statements, the Group’s Investment in Affiliates balance as of March 31, 2021 was ¥887,764 million, of which ¥293,469 million related to the Aircraft and Ships segment including the investment in an equity method affiliate, Avolon Holdings Limited, which holds aircraft for operating leases. The Group recognizes as part of its investment, basis differences related to the differences between the fair values and the carrying amounts of the investee’s assets and liabilities on acquisition. Such basis differences are adjusted for any impairment with such changes in the differences included in Equity in Net Income of Affiliates. As part of assessing Equity in Net Income of Affiliates for Avolon Holdings Limited due to any adjustments of the basis differences related to the underlying aircraft, the Group evaluates the investee’s impairment analysis of the underlying aircraft for operating leases. The investee analysis of the underlying aircraft contains evaluation of key inputs and assumptions including the forecasted cash flows from operating leases and residual values of the underlying aircraft.
We identified the assessment of the recognition of basis difference adjustments within Equity in Net Income of Affiliates for aircraft for operating leases related to the equity method investment in Avolon Holdings Limited, as a critical audit matter. There was a high degree of estimation uncertainty in reviewing the impact to such basis differences including evaluation of forecasted cash flows from operating leases and residual values of the aircraft held by Avolon Holdings Limited which was challenging to test.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s review of the recognition of basis difference adjustments within Equity in Net Income of Affiliates, including controls over the evaluation of the investee impairment analysis for aircraft for operating leases. We evaluated the carrying amount of basis differences and recognition of any adjustments to such basis differences within Equity in Net Income of Affiliates by assessing the performance of the investee’s aircraft portfolio, in-force contractual arrangements and externally available market value reports from independent third-party appraisers. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in assessing the relevance and reliability of the information from the independent third-party appraisers.
KPMG AZSA LLC
We have served as the Group’s auditor since 1985.
Tokyo, Japan
June 29, 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
ORIX Corporation
Opinion on Internal Control Over Financial Reporting
We have audited ORIX Corporation (a Japanese corporation) and subsidiaries’ (the Group) internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of March 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated June 29, 2021 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Groups internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
KPMG AZSA LLC
Tokyo, Japan
June 29, 2021

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2020 AND 2021
ORIX Corporation and Subsidiaries

			Millions of yen
			2020	2021
ASSETS
Cash and Cash Equivalents			¥982,666	¥951,242
Restricted Cash			152,618	128,333
Net investment in Leases			1,080,964	1,029,518
Installment Loans			3,740,486	3,670,784
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥90,893	million
March 31, 2021	¥63,272	million
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses			(56,836)	0
Allowance for Credit Losses			0	(78,945)
Investment in Operating Leases			1,400,001	1,408,189
Investment in Securities			2,245,323	2,660,443
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥25,295	million
March 31, 2021	¥9,384	million
The amounts which are associated to available-for-sale debt securities are as follows:
As of March 31, 2021
Amortized Cost	¥2,026,767	million
Allowance for Credit Losses	¥120	million
Property under Facility Operations			562,485	491,855
Investment in Affiliates			821,662	887,764
Trade Notes, Accounts and Other Receivable			312,744	354,334
Inventories			126,013	142,156
Office Facilities			203,930	246,399
Other Assets			1,495,472	1,671,010
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥18,206	million
March 31, 2021	¥6,297	million

Total Assets			¥13,067,528	¥13,563,082

Notes:
1.  Accounting Standards Update
2016-13
(“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) (hereinafter, “Credit Losses Standard”) has been adopted since April 1, 2020 and the amounts of allowance for doubtful receivables on finance leases and probable loan losses have been reclassified to allowance for credit losses. For further information, see Note 1 “Significant Accounting and Reporting Policies (ai) New accounting pronouncements.”

2.  Allowance for credit losses on loans to affiliates are recorded in investment in affiliates since the second quarter of fiscal 2021. Before fiscal 2020, there were no allowance for probable loan losses on affiliates.

3. The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	2020	2021
Cash and Cash Equivalents	¥7,117	¥4,305
Net Investment in Leases (Net of Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses / Allowance for Credit Losses)	3,377	0
Installment Loans (Net of Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses / Allowance for Credit Losses)	218,268	238,236
Investment in Operating Leases	75,904	78,633
Property under Facility Operations	296,208	230,216
Investment in Affiliates	51,456	51,226
Other	136,641	111,924

	¥788,971	¥714,540

CONSOLIDATED BALANCE SHEETS—(Continued)
AS OF MARCH 31, 2020 AND 2021
ORIX Corporation and Subsidiaries

			Millions of yen
			2020	2021
LIABILITIES AND EQUITY
Liabilities:
Short-term Debt			¥336,832	¥307,269
Deposits			2,231,703	2,317,785
Trade Notes, Accounts and Other Payable			282,727	260,712
Policy Liabilities and Policy Account Balances			1,591,475	1,822,422
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥300,739	million
March 31, 2021	¥266,422	million
Income Taxes:
Current			28,203	22,170
Deferred			328,147	341,290
Long-term Debt			4,279,354	4,416,833
Other Liabilities			912,921	971,457

Total Liabilities			9,991,362	10,459,938

Redeemable Noncontrolling Interests			10,331	0

Commitments and Contingent Liabilities
Equity:
Common stock:			221,111	221,111
Authorized:	2,590,000,000	shares
Issued:
March 31, 2020	1,324,629,128	shares
March 31, 2021	1,285,724,480	shares
Additional Paid-in Capital			257,638	259,361
Retained Earnings			2,754,461	2,744,588
Accumulated Other Comprehensive Income (Loss)			(118,532)	(84,650)
Treasury Stock, at Cost:			(121,070)	(111,954)
March 31, 2020	70,157,472	shares
March 31, 2021	68,386,164	shares

ORIX Corporation Shareholders’ Equity			2,993,608	3,028,456
Noncontrolling Interests			72,227	74,688

Total Equity			3,065,835	3,103,144

Total Liabilities and Equity			¥13,067,528	¥13,563,082

Notes:
1.  The Company’s shares held through the Board Incentive Plan Trust (1,476,828 shares as of March 31, 2020 and 2,154,248 shares as of March 31, 2021) are included in the number of treasury stock as of March 31, 2020 and 2021.

2. Credit Losses Standard has been adopted since April 1, 2020. For further information, see Note 1 “Significant Accounting and Reporting Policies (ai) New accounting pronouncements.”
3. The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
	2020	2021
Short-Term Debt	¥6,030	¥500
Trade Notes, Accounts and Other Payable	3,140	2,390
Long-Term Debt	464,904	413,268
Other	45,671	42,024

	¥519,745	¥458,182

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021
ORIX Corporation and Subsidiaries

	Millions of yen
	2019	2020	2021
Revenues:
Finance revenues	¥242,893	¥276,864	¥271,194
Gains on investment securities and dividends	15,958	22,499	46,097
Operating leases	413,918	430,665	397,065
Life insurance premiums and related investment income	347,136	367,778	487,550
Sales of goods and real estate	596,165	406,511	410,953
Services income	818,794	776,012	679,849

Total revenues	2,434,864	2,280,329	2,292,708

Expenses:
Interest expense	93,337	99,138	78,068
Costs of operating leases	257,321	289,604	295,628
Life insurance costs	246,533	269,425	374,348
Costs of goods and real estate sold	535,261	354,006	347,721
Services expense	508,320	483,914	439,233
Other (income) and expense	1,301	14,925	17,125
Selling, general and administrative expenses	437,028	460,199	456,795
Provision for doubtful receivables and probable loan losses	22,525	24,425	0
Provision for Credit Losses	0	0	16,021
Write-downs of long-lived assets	2,418	3,043	3,020
Write-downs of securities	1,382	11,969	5,935

Total expenses	2,105,426	2,010,648	2,033,894

Operating Income	329,438	269,681	258,814
Equity in Net Income of Affiliates	32,978	67,924	481
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	33,314	74,001	23,300
Bargain Purchase Gain	0	955	4,966

Income before Income Taxes	395,730	412,561	287,561
Provision for Income Taxes	68,691	105,837	90,747

Net Income	327,039	306,724	196,814

Net Income Attributable to the Noncontrolling Interests	2,890	3,640	4,453

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	404	384	(23)

Net Income Attributable to ORIX Corporation Shareholders	¥323,745	¥302,700	¥192,384

Notes:
1.  Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) (hereinafter, “New Lease Standard”) has been adopted since April 1, 2019, and the certain lessor costs of finance lease, such as the property taxes and insurance costs previously had been deducted from “Finance revenues”, but have changed to be included in “Other (income) and expense.” And the certain lessor costs of operating lease previously had been deducted from Revenue of “Operating leases”, but have changed to be included in “Costs of operating leases”. In addition, the presented amounts in the consolidated statements of income for the prior to fiscal 2019 have not been changed retrospectively to conform to the presentation for fiscal 2020 because of not applicable to the New Lease Standard.

2.  Credit Losses Standard has been adopted since April 1, 2020 and the amounts of provision for doubtful receivables and probable loan losses have been reclassified to provision for credit losses. For further information, see Note 1 “Significant Accounting and Reporting Policies (ai) New accounting pronouncements.”

3. Provision for credit losses of loans to affiliates are recorded in equity in net income of affiliates since the second quarter of fiscal 2021.

CONSOLIDATED STATEMENTS OF INCOME—(Continued)
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021
ORIX Corporation and Subsidiaries

	Yen
	2019	2020	2021
Amounts per Share of Common Stock for Income Attributable to ORIX Corporation Shareholders:
Basic:
Net Income Attributable to ORIX Corporation Shareholders	¥252.92	¥237.38	¥155.54
Diluted:
Net Income Attributable to ORIX Corporation Shareholders	¥252.70	¥237.17	¥155.39
Cash Dividends	69.00	81.00	76.00
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021
ORIX Corporation and Subsidiaries

	Millions of yen
	2019	2020	2021
Net Income	¥327,039	¥306,724	¥196,814

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	10,215	(22,456)	(11,182)
Net change of debt valuation adjustments	231	875	(899)
Net change of defined benefit pension plans	(7,346)	1,529	5,330
Net change of foreign currency translation adjustments	(11,537)	(31,664)	36,246
Net change of unrealized gains (losses) on derivative instruments	(4,118)	(8,556)	4,782

Total other comprehensive income (loss)	(12,555)	(60,272)	34,277

Comprehensive Income	314,484	246,452	231,091

Comprehensive Income Attributable to the Noncontrolling Interests	2,784	756	5,128

Comprehensive Income (loss) Attributable to the Redeemable Noncontrolling Interests	730	187	(303)

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥310,970	¥245,509	¥226,266

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021
ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2018	¥220,961	¥267,291	¥2,315,283	¥(45,566)	¥(75,545)	¥2,682,424	¥116,450	¥2,798,874

Cumulative effect of adopting Accounting Standards Update 2014-09			405			405	354	759
Cumulative effect of adopting Accounting Standards Update 2016-01			2,899	(2,899)		0	0	0
Cumulative effect of adopting Accounting Standards Update 2016-16			3,772			3,772	0	3,772

Balance at April 1, 2018	¥220,961	¥267,291	¥2,322,359	¥(48,465)	¥(75,545)	¥2,686,601	¥116,804	¥2,803,405

Contribution to subsidiaries						0	7,680	7,680
Transaction with noncontrolling interests		(10,033)		(103)		(10,136)	(60,347)	(70,483)
Comprehensive income, net of tax:
Net income			323,745			323,745	2,890	326,635
Other comprehensive income (loss)
Net change of unrealized gains on investment in securities				10,174		10,174	41	10,215
Net change of debt valuation adjustments				231		231	0	231
Net change of defined benefit pension plans				(7,289)		(7,289)	(57)	(7,346)
Net change of foreign currency translation adjustments				(11,775)		(11,775)	(88)	(11,863)
Net change of unrealized gains (losses) on derivative instruments				(4,116)		(4,116)	(2)	(4,118)

Total other comprehensive income (loss)						(12,775)	(106)	(12,881)

Total comprehensive income						310,970	2,784	313,754

Cash dividends			(88,438)			(88,438)	(10,794)	(99,232)
Exercise of stock options	150	75				225	0	225
Acquisition of treasury stock					(707)	(707)	0	(707)
Disposal of treasury stock		(233)			348	115	0	115
Adjustment of redeemable noncontrolling interests to redemption value			(2,131)			(2,131)	0	(2,131)
Other, net		525	50			575	0	575

Balance at March 31, 2019	¥221,111	¥257,625	¥2,555,585	¥(61,343)	¥(75,904)	¥2,897,074	¥56,127	¥2,953,201

Contribution to subsidiaries						0	17,047	17,047
Transaction with noncontrolling interests		241		2		243	1,340	1,583
Comprehensive income, net of tax:
Net income			302,700			302,700	3,640	306,340
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(22,390)		(22,390)	(66)	(22,456)
Net change of debt valuation adjustments				875		875	0	875
Net change of defined benefit pension plans				1,527		1,527	2	1,529
Net change of foreign currency translation adjustments				(28,917)		(28,917)	(2,550)	(31,467)
Net change of unrealized gains (losses) on derivative instruments				(8,286)		(8,286)	(270)	(8,556)

Total other comprehensive income (loss)						(57,191)	(2,884)	(60,075)

Total comprehensive income						245,509	756	246,265

Cash dividends			(103,824)			(103,824)	(3,043)	(106,867)
Acquisition of treasury stock					(45,720)	(45,720)	0	(45,720)
Disposal of treasury stock		(334)			554	220	0	220
Other, net		106				106	0	106

Balance at March 31, 2020	¥221,111	¥257,638	¥2,754,461	¥(118,532)	¥(121,070)	¥2,993,608	¥72,227	¥3,065,835

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021
ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2020	¥221,111	¥257,638	¥2,754,461	¥(118,532)	¥(121,070)	¥2,993,608	¥72,227	¥3,065,835

Cumulative effect of adopting Accounting Standards Update 2016-13			(42,855)			(42,855)	(71)	(42,926)

Balance at April 1, 2020	¥221,111	¥257,638	¥2,711,606	¥(118,532)	¥(121,070)	¥2,950,753	¥72,156	¥3,022,909

Contribution to subsidiaries						0	18,225	18,225
Transaction with noncontrolling interests		1,700				1,700	(8,688)	(6,988)
Comprehensive income, net of tax:
Net income			192,384			192,384	4,453	196,837
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				(11,207)		(11,207)	25	(11,182)
Net change of debt valuation adjustments				(899)		(899)	0	(899)
Net change of defined benefit pension plans				5,302		5,302	28	5,330
Net change of foreign currency translation adjustments				36,015		36,015	511	36,526
Net change of unrealized gains on derivative instruments				4,671		4,671	111	4,782

Total other comprehensive income						33,882	675	34,557

Total comprehensive income						226,266	5,128	231,394

Cash dividends			(95,164)			(95,164)	(12,133)	(107,297)
Acquisition of treasury stock					(55,443)	(55,443)	0	(55,443)
Disposal of treasury stock		(227)	(0)		322	95	0	95
Cancellation of treasury stock			(64,237)		64,237	0	0	0
Other, net		250	(1)			249	0	249

Balance at March 31, 2021	¥221,111	¥259,361	¥2,744,588	¥(84,650)	¥(111,954)	¥3,028,456	¥74,688	¥3,103,144

Notes:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 21 “Redeemable Noncontrolling Interests.”
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2019, 2020 AND 2021
ORIX Corporation and Subsidiaries

	Millions of yen
	2019	2020	2021
Cash Flows from Operating Activities:
Net income	¥327,039	¥306,724	¥196,814
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	295,589	304,204	315,955
Principal payments received under net investment in leases	0	474,110	419,907
Provision for doubtful receivables and probable loan losses	22,525	24,425	0
Provision for credit losses	0	0	16,021
Equity in net (income) loss of affiliates (excluding interest on loans)	(29,674)	(65,764)	837
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(33,314)	(74,001)	(23,300)
Bargain purchase gain	0	(955)	(4,966)
Gains on sales of securities other than trading	(10,182)	(18,886)	(15,228)
Gains on sales of operating lease assets	(62,883)	(51,072)	(26,358)
Write-downs of long-lived assets	2,418	3,043	3,020
Write-downs of securities	1,382	11,969	5,935
Deferred tax provision	(35,128)	14,890	25,518
Decrease in trading securities	95,370	63,681	12,103
(Increase) Decrease in inventories	6,852	11,938	(12,061)
(Increase) Decrease in trade notes, accounts and other receivable	(5,576)	12,348	(12,657)
Increase (Decrease) in trade notes, accounts and other payable	10,990	(3,853)	(1,947)
Increase in policy liabilities and policy account balances	10,109	70,120	230,947
Increase (Decrease) in income taxes payable	36,753	(33,318)	(11,045)
Other, net	(44,592)	(7,137)	(23,819)

Net cash provided by operating activities	587,678	1,042,466	1,095,676

Cash Flows from Investing Activities:
Purchases of lease equipment	(998,073)	(948,445)	(709,999)
Principal payments received under direct financing leases	469,262	0	0
Installment loans made to customers	(1,460,336)	(1,527,000)	(1,198,978)
Principal collected on installment loans	1,239,385	1,134,142	1,139,608
Proceeds from sales of operating lease assets	429,295	339,504	138,912
Investment in affiliates, net	(278,027)	(44,140)	(112,922)
Proceeds from sales of investment in affiliates	56,423	79,950	41,730
Purchases of available-for-sale debt securities	(556,213)	(711,973)	(709,349)
Proceeds from sales of available-for-sale debt securities	221,824	249,427	285,836
Proceeds from redemption of available-for-sale debt securities	73,156	82,754	31,859
Purchases of equity securities other than trading	(66,959)	(53,616)	(56,314)
Proceeds from sales of equity securities other than trading	83,261	34,145	30,532
Purchases of property under facility operations	(62,221)	(44,466)	(43,954)
Acquisitions of subsidiaries, net of cash acquired	(119,105)	(134,894)	(82,163)
Sales of subsidiaries, net of cash disposed	56,584	91,835	57,722
Other, net	37,793	(17,709)	(15,772)

Net cash used in investing activities	(873,951)	(1,470,486)	(1,203,252)

Cash Flows from Financing Activities:
Net decrease (increase) in debt with maturities of three months or less	(50,881)	16,182	(42,136)
Proceeds from debt with maturities longer than three months	1,123,923	924,779	1,171,350
Repayment of debt with maturities longer than three months	(932,676)	(832,881)	(1,013,937)
Net increase in deposits due to customers	169,830	304,182	85,737
Cash dividends paid to ORIX Corporation shareholders	(88,438)	(103,824)	(95,164)
Acquisition of treasury stock	(707)	(45,720)	(55,443)
Contribution from noncontrolling interests	22,760	23,994	24,487
Purchases of shares of subsidiaries from noncontrolling interests	(86,165)	(4,501)	(4,791)
Net decrease (increase) in call money	20,000	10,000	(17,500)
Other, net	(10,999)	(3,508)	(12,719)

Net cash provided by financing activities	166,647	288,703	39,884

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	(1,911)	(8,979)	11,983

Net decrease in Cash, Cash Equivalents and Restricted Cash	(121,537)	(148,296)	(55,709)

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,405,117	1,283,580	1,135,284

Cash, Cash Equivalents and Restricted Cash at End of Year	¥1,283,580	¥1,135,284	¥1,079,575

Notes: 1.	New Lease Standard has been adopted since April 1, 2019, and the amounts of investment in direct financing leases have been reclassified to net investment in leases.
Notes: 2.	Credit Losses Standard has been adopted since April 1, 2020, and the amounts of Provision for doubtful receivables and probable loan losses has been reclassified to Provision for credit losses. For further information, see Note 1 “Significant Accounting and Reporting Policies (ai) New accounting pronouncements.”
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
The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and, therefore, reflect certain adjustments to the books and records of the Company and its subsidiaries. The principal adjustments relate to revenue recognition for revenue from contracts with customers, initial direct costs to originate leases and loans, accounting for allowance for credit losses, use of a straight-line basis of depreciation for operating lease assets, deferral of life insurance policy acquisition costs, calculation of insurance policy liabilities, accounting for goodwill and other intangible assets in business combinations, accounting for pension plans, accounting for sales of the parent’s ownership interest in subsidiaries, classification in the statements of cash flows, accounting for transfer of financial assets, accounting for investment in securities, accounting for fair value option, accounting for lessee’s lease and reflection of the income tax effect on such adjustments.
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
(c) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for finance

F-1
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for doubtful receivables on finance leases and probable loan losses and the allowance for credit losses (including the allowance for off-balance
sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and indefinite-lived intangible assets.
In addition, we carefully considered the future outlook regarding the spread of the
COVID-19.
As of March 31, 2021, there was no significant impact on our accounting estimates. However, the outlook for future outbreaks of
COVID-19
and the resulting global economic slowdown is uncertain and it may change rapidly. Therefore our accounting estimates may change over time.
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

F-1
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each of revenue items.
Finance Revenues
—Finance revenues mainly include revenues from finance leases, installment loans, and financial guarantees.
(1) Revenues from finance leases
Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in leases includes sales-type leases and direct financing leases which are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. When providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in revenues from finance leases and those costs are recognized in other (income) and expense. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of residual values are determined based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases.
(2) Revenues from installment loans
Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method. Interest payments received on loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans.
(3) Revenues from financial guarantees
At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and the subsidiaries are released from the risk of the obligation.
(4)
Non-accrual
policy
In common with all classes, for net investment in leases and installment loans, past-due
financing receivables are receivables for which principal or interest is past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financing receivables if the principals and interests are not past-due
30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days

F-1
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. However, delinquencies during the relevant period of past-due
financing receivables are out of the scope of the suspension of revenue recognition unless their collections are doubtful when the government issues a request for grace of repayment within a maximum of 6 months due to reasons that cannot be attributed to the obligor, such as a disaster, or when similar requests are made by public bodies. Accrued but uncollected interest is reclassified to net investment in leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for credit losses process. Cash repayments received on non-accrual
loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual
loans and net investment in leases to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtors’ creditworthiness, such as the debtors’ business characteristics and financial conditions as well as relevant economic conditions and trends.
Gains on investment securities and dividends
—
Gains on investment securities are recorded on a trade date basis. Dividends are recorded when right to receive dividends is established.
Operating leases
—
Revenues from operating leases are recognized on a straight-line basis over the contract terms. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. In principle, any conditions changed from original lease agreement should be accounted for as a lease modification. However, if lessees applied for
COVID-19
related rent concessions and changes of lease payments do not result in a substantial increase to the rights of the lessor or the obligations of the lessee, the concessions are eligible to be applied for the practical expedient. The Company and its subsidiaries applied the practical expedient when accounting for eligible rent concessions mentioned above. Taking lessees’ future business performance into consideration, the Company and its subsidiaries applied the practical expedient by the following 3 approaches: recognize revenue under the original lease contract, recognize revenue under the conditions changed by rent concessions or only recognize revenue when receiving the lease payments.
In providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in operating lease revenues and those costs are recognized in costs of operating leases. Investment in operating leases is recorded at cost less accumulated depreciation. In addition, operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. The estimated average useful lives of principal operating lease assets classified as transportation equipment is 6 years, measuring and information-related equipment is 4 years, real estate (other than land) is 33 years and other is 8 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.
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

F-1
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
The insurance contracts sold by the subsidiary include variable annuity, variable life and fixed annuity insurance contracts. The subsidiary manages investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. The subsidiary elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.
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

F-1
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
(h) Allowance for credit losses
Accounting Standards Update
2016-13
(“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) (hereinafter, “Credit Losses Standard”) has been adopted since April 1, 2020.
The allowance for credit losses estimates all credit losses expected to occur in future over the remaining life of net investment in leases, financial assets measured at amortized cost, such as installment loans, held-to-maturity
debt securities and other receivables, and is recognized adequately based on the management judgement. Expected repayments are reflected in the remaining life. The allowance for credit losses is increased by provision charged to income and is decreased by charge-offs, net of recoveries mainly.
Developing the allowance for credit losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, prior charge-off
experience, current delinquencies and delinquency trends, value of underlying collateral and guarantees, current economic conditions and trends and expected outlook in future.
The Company and its subsidiaries estimate the allowance for credit losses by using various methods according to these estimates and judgments. When certain financial assets have similar risk characteristics to other financial assets, these financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually. The company and its subsidiaries select the most appropriate calculation method based on available information, such as the nature and related risk characteristics on financial assets, the prior charge-off
experience and future forecast scenario with correlated economic indicators.
The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral, etc.
In addition, if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and

F-
20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

qualitative factors including historical loss experience, current conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.
(i) Impairment of long-lived assets
The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being depreciated or amortized, consisting primarily of office buildings, condominiums, aircraft, ships, mega solar facilities and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
(j) Investment in securities
Equity securities are generally reported at fair value with unrealized gains and losses included in income. Equity securities without readily determinable fair values are recorded at fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes under the election of the measurement alternative, except for investments which are valued at net asset value per share.
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
Available-for-sale
debt securities are reported at fair value, and unrealized gains or losses are recorded in other comprehensive income (loss), net of applicable income taxes, except for investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option.
Credit Losses Standard has been adopted to the impairment of available-for-sale
debt securities since April 1, 2020. If the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earnings through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance for credit losses, the Company and its subsidiaries consider that credit losses exist when the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written off and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any

F-
21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost. In the past fiscal year, if the Company and its subsidiaries concluded that the impairment was other-than-temporary, the credit loss component was recognized in earnings as direct write-down of the amortized cost.
Held-to-maturity
debt securities are recorded at amortized cost.
Held-to-maturity
debt securities are in the scope of Credit Losses Standard, see Note 2 “Significant Accounting and Reporting Policies (h) Allowance for credit losses.”
(k) Income taxes
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
(l) Securitized assets
The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to special purpose entities (hereinafter, “SPEs”), that issue asset-backed beneficial interests and securities to the investors.
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

F-
22

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
(m) Derivative financial instruments
The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If derivatives are qualified for hedge accounting, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.
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
If a derivative is held as a hedge of a net investment in a foreign operation, changes in the fair value of the derivative are recorded in the foreign currency translation adjustments account within other comprehensive income (loss), net of applicable income taxes.
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

F-
23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(n) Pension plans
The Company and certain subsidiaries have contributory and
non-contributory
pension plans covering substantially all of their employees. Among the plans, the costs of defined benefit pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.
The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.
(o) Stock-based compensation
In principle, the Company and its subsidiaries measure stock-based compensation expense as consideration for services provided by employees based on the fair value on the grant date. The costs are recognized over the requisite service period.
(p) Stock splits
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
Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in
capital as of March 31, 2021 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. Stock splits on May 19, 2000 were excluded from the above amounts because the stock splits were not considered to be stock dividends under U.S. GAAP.
(q) Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.
(r) Restricted cash
Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse
loans, deposits held on behalf of third parties in the aircraft-related business and others.

F-
24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(s) Property under facility operations
Property under facility operations consist primarily of operating facilities (including hotels and training facilities) and environmental assets (including mega solar and thermal power stations), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2019, 2020 and 2021 were ¥28,133 million, ¥27,147 million and ¥30,448 million, respectively. Accumulated depreciation was ¥105,433 million and ¥132,184 million as of March 31, 2020 and 2021, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for structures and up to 30 years for others.
(t) Trade notes, accounts and other receivable
Trade notes, accounts and other receivable primarily include accounts receivables in relation to sales of assets to be leased, inventories and other assets, and receivables relating to debt securities sold.
(u) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2020 and 2021, residential condominiums under development were ¥56,156 million and ¥57,502 million, respectively, and completed residential condominiums and merchandise for sale were ¥69,857 million and ¥84,654 million, respectively.
The Company and its subsidiaries recorded ¥703 million, ¥863 million and ¥2,510 million of write-downs principally on completed residential condominiums and merchandise for sale for fiscal 2019, 2020 and 2021, respectively, primarily resulting from a decrease in expected sales price. These write-downs were recorded in costs of goods and real estate sold and included mainly in PE Investment and Concession segment, Real Estate segment and Corporate Financial Services and Maintenance Leasing segment.
(v) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2019, 2020 and 2021 were ¥4,912 million, ¥7,714 million and ¥8,269 million, respectively. Accumulated depreciation was ¥68,117 million and ¥68,524 million as of March 31, 2020 and 2021, respectively. Estimated useful lives range up to 62 years for buildings and structures and up to 20 years for machinery and equipment.
(w)
Right-of-use
assets
The Company and its subsidiaries record the Right-of-use assets (hereinafter, “ROU assets”) recognized from the lessee’s lease transaction as investment in operating leases, property under facility operations and office facilities. Lease liabilities are included in other liabilities.
ROU assets are consisted of the amount of the initial measurement of the lease liability and any lease payments made to the lessor at or before the commencement date and stated at cost less accumulated amortization. The initial measurement of the lease liability is at the present value of the lease payments not yet paid, discounted using the lessee’s incremental borrowing rate at lease commencement. ROU assets of finance

F-
25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

leases are amortized mainly on a straight-line basis over the lease term. ROU assets of operating leases are amortized over the lease term by the fixed term operating cost minus the interest cost. Amortization of ROU assets of finance leases and operating leases expenses are included in costs of operating leases, services expense and selling, general and administrative expenses.
(x) Other assets
Other assets consist primarily of goodwill and other intangible assets in acquisitions, reinsurance recoverables in relation to reinsurance contracts, deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to construction of real estate under operating leases and property under facility operations, prepaid benefit cost, prepaid expenses for property tax, maintenance fees and insurance premiums in relation to lease contracts, servicing assets, derivative assets, contract assets related to real estate contract works and deferred tax assets.
(y) Business combinations
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
(z) Goodwill and other intangible assets
The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment whenever such events or changes occur.
Accounting Standards Update
2017-04
(“Simplifying the Test for Goodwill Impairment”—ASC 350 (“Intangible—Goodwill and Other”)) has been adopted since April 1, 2020. The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the impairment test. The goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative

F-
26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
(
aa
) Trade notes, accounts and other payable
Trade notes, accounts and other payable include primarily accounts payable in relation to purchase of assets to be leased, merchandise for sale and other assets, accounts payable in relation to construction work of residential condominiums and deposits received mainly for withholding income tax.
(
ab
) Other Liabilities
Other liabilities include primarily lease liabilities recognized from the lessee’s lease transaction, accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and software services, and derivative liabilities and allowance for credit losses on off-balance
sheet credit exposures.
(
ac
) Capitalization of interest costs
The Company and its subsidiaries capitalized interest costs of ¥940 million, ¥622 million and ¥858 million in fiscal 2019, 2020 and 2021, respectively, primarily related to assets under construction such as specific environmental assets, long-term real estate development and ship projects.
(
ad
) Advertising
The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2019, 2020 and 2021 were ¥20,650 million, ¥16,480 million and ¥17,313 million, respectively.
(
ae
) Earnings per share
Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.
(
af
) Additional acquisition and partial sale of the parent’s ownership interest in subsidiaries
Additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions. On the

F-
27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.
(
ag
) Redeemable noncontrolling interests
Noncontrolling interests in a certain subsidiary are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.
(
ah
) Issuance of stock by an affiliate
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
(
ai
) New accounting pronouncements
In June 2016, Accounting Standards Update
2016-13
(“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued, and related amendments were issued thereafter. These updates significantly change how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of these updates. These updates also make targeted amendments to the current impairment model for available-for-sale
debt securities. The Company and its subsidiaries adopted these updates on April 1, 2020 through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period. Consequently, financial information of comparative periods has not been updated and the disclosures required under Credit Losses Standard are not provided for periods before April 1, 2020. The allowance for credit losses for financial assets such as installment loans, net investment in leases and off-balance-sheet
credit exposures such as financial guarantees and loan commitments was increased due to the changes of the measurement of the allowance for credit losses. The effect of the adoption of these updates on the Company and its subsidiaries’ financial position at the adoption date was an increase of ¥31,745 million in the allowance for credit losses for financial assets, an increase of ¥28,294 million in other liabilities related to off-balance
sheet credit exposures and a decrease of ¥42,855 million in retained earnings in the consolidated balance sheets as of April 1, 2020. The Company and its subsidiaries expanded their disclosures that were required by these updates, primarily regarding credit quality information and estimates of the allowance for credit losses.
In January 2017, Accounting Standards Update
2017-04
(“Simplifying the Test for Goodwill Impairment”—ASC 350 (“Intangible—Goodwill and Other”)) was issued. This update eliminates Step 2 from the conventional two-step goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. The Company and its subsidiaries adopted this update on April 1, 2020. The adoption of this update had no material impact on the Company and its subsidiaries’ results of operations or financial position.

F-
28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

In August 2018, Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, these updates are applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt these updates on April 1, 2023. The Company and its subsidiaries are currently evaluating the effect that the adoption of these updates will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by these updates.
In August 2018, Accounting Standards Update
2018-13
(“Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”—ASC 820 (“Fair Value Measurement”)) was issued. This update modifies and adds the disclosure requirements for Fair Value Measurements. This update also removes disclosure requirements of the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. The Company and its subsidiaries early adopted the removals of disclosure requirements from the three months ended September 30, 2018. The Company and its subsidiaries adopted the modifications and additions of disclosure requirements on April 1, 2020. Since this update relates to disclosure requirements, the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.
In August 2018, Accounting Standards Update
2018-14
(“Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans”—ASC
715-20
(“Compensation—Retirement Benefits—Defined Benefit Plans—General”)) was issued. This update adds and clarifies the disclosure requirements for Pension Plans, and removes certain disclosure requirements such as the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year. The Company and its subsidiaries adopted this update on April 1, 2020. Since this update relates to disclosure requirements, the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.
In December 2019, Accounting Standards Update
2019-12
(“Simplifying the Accounting for Income Taxes”—ASC 740 (“Income Taxes”)) was issued. This update removes the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment, the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary, and other exceptions. This update also simplifies certain other elements of the accounting for the income taxes. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 and early adoption is permitted. The

F-
29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

income tax simplifications related to changes in ownership of foreign equity method investments and foreign subsidiaries shall be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The other amendments in this update shall be applied on a retrospective basis to all periods presented, on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption, or on a prospective basis. The Company and its subsidiaries will adopt this update on April 1, 2021. The adoption of this update will not have a material impact on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
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
In March 2020, Accounting Standards Update
2020-04
(“Facilitation of the Effects of Reference Rate Reform on Financial Reporting”—ASC 848 (“Reference Rate Reform”)) was issued, and related amendments were issued thereafter. These updates provide companies with optional expedients and exceptions to contract, hedging relationships and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. These updates are effective as of March 12, 2020 through December 31, 2022. The Company and its subsidiaries did not adopt these updates as of March 31, 2021. The Company and its subsidiaries expect to adopt these updates during the reference rate transition period. We are currently in the process of identifying the potential effect on the Company and its subsidiaries’ results of operations or financial position by the adoption of these updates.
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

F-
30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

measure certain loans held for sale, trading debt securities, available-for-sale
debt securities, certain equity securities, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis.
The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2020 and 2021:
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

F-
31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2021

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥63,272	¥0	¥63,272	¥0
Trading debt securities	2,654	0	2,654	0
Available-for-sale debt securities:	2,003,917	6,012	1,864,448	133,457
Japanese and foreign government bond securities*2	821,158	3,105	818,053	0
Japanese prefectural and foreign municipal bond securities	276,276	0	273,515	2,761
Corporate debt securities*3	742,251	2,907	738,323	1,021
CMBS and RMBS in the Americas	34,457	0	34,457	0
Other asset-backed securities and debt securities	129,775	0	100	129,675
Equity securities*4*5	396,465	82,039	223,016	91,410
Derivative assets:	22,696	352	8,521	13,823
Interest rate swap agreements	1,867	0	1,867	0
Options held/written and other	19,504	0	5,681	13,823
Futures, foreign exchange contracts	1,179	352	827	0
Foreign currency swap agreements	146	0	146	0
Netting*6	(1,944)	0	0	0
Net derivative assets	20,752	0	0	0
Other assets:	6,297	0	0	6,297
Reinsurance recoverables*7	6,297	0	0	6,297

Total	¥2,495,301	¥88,403	¥2,161,911	¥244,987

Liabilities:
Derivative liabilities:	¥71,034	¥475	¥70,526	¥33
Interest rate swap agreements	23,818	0	23,818	0
Options held/written and other	17,009	0	16,976	33
Futures, foreign exchange contracts	25,739	475	25,264	0
Foreign currency swap agreements	4,459	0	4,459	0
Credit derivatives held	9	0	9	0
Netting*6	(1,944)	0	0	0
Net derivative Liabilities	69,090	0	0	0
Policy Liabilities and Policy Account Balances:	266,422	0	0	266,422
Variable annuity and variable life insurance contracts*8	266,422	0	0	266,422

Total	¥337,456	¥475	¥70,526	¥266,455

*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income were gains
 of ¥401 million, ¥5,220
million and a loss

F-3
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

of ¥3,260 million from the change in the fair value of the loans for fiscal 2019, 2020 and 2021, respectively.
No gains or losses were recognized in earnings during fiscal 2019, 2020 and 2021 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2020, were ¥84,906 million and ¥90,893 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥5,987 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2021, were ¥60,556 million and ¥63,272 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥2,716 million. As of March 31, 2020 and 2021, there were no loans that are 90 days or more past due or, in non-accrual
status.

*2
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥19 million, ¥8 million and ¥28 million from the change in the fair value of those investments for fiscal 2019, 2020 and 2021, respectively. The amounts of aggregate fair value elected the fair value option were ¥780 million and ¥1,537 million as of March 31, 2020 and 2021, respectively.

*3
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains
of ¥784 million, ¥210 million and ¥1,080 million from the change in the fair value of those investments for fiscal 2019, 2020 and 2021, respectively. The amounts of aggregate fair value elected the fair value option were ¥18,189 million and ¥2,907 million as of March 31, 2020 and 2021, respectively.

*4
Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥1,141 million, ¥1,225 million and ¥3,187 million from the change in the fair value of those investments for fiscal 2019, 2020 and 2021, respectively. The amounts of aggregate fair value elected the fair value option were ¥6,326 million and ¥4,940 million as of March 31, 2020 and 2021, respectively.

*5	The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥11,631 million an d ¥ 13,737 million as of March 31, 2020 and 2021, respectively.
*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7
Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥18,206 million and ¥6,297 million as of March 31, 2020 and 2021, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings for fiscal 2019, 2020 and 2021, see Note 26 “Life Insurance Operations.”

*8
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥300,739 million and ¥266,422 million as of March 31, 2020 and 2021, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings for fiscal 2019, 2020 and 2021, see Note 26 “Life Insurance Operations.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in fiscal 2019, 2020 and 2021:
2019

	Millions of yen
	Balance at April 1, 2018	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2019	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2019*1
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale debt securities	¥120,917	¥1,912	¥2,020	¥3,932	¥44,163	¥(23,241)	¥(27,221)	¥(18,103)	¥100,447	¥268
Japanese prefectural and foreign municipal bond securities	0	(553)	136	(417)	0	0	0	3,305	2,888	0
Corporate debt securities	3,037	0	4	4	3,100	0	(981)	1,998	7,158	0
CMBS and RMBS in the Americas	36,010	1,034	546	1,580	1,304	(6,711)	(8,777)	(23,406)	0	0
Other asset-backed securities and debt securities	81,870	1,431	1,334	2,765	39,759	(16,530)	(17,463)	0	90,401	268
Equity securities	37,879	4,443	578	5,021	37,871	(1,080)	(18,498)	0	61,193	4,192
Investment funds	37,879	4,443	578	5,021	37,871	(1,080)	(18,498)	0	61,193	4,192
Derivative assets and liabilities (net)	2,291	2,981	0	2,981	0	0	0	0	5,272	2,981
Options held/written and other	2,291	2,981	0	2,981	0	0	0	0	5,272	2,981
Other asset	15,008	(5,483)	0	(5,483)	3,572	0	(648)	0	12,449	(5,483)
Reinsurance recoverables*5	15,008	(5,483)	0	(5,483)	3,572	0	(648)	0	12,449	(5,483)
Policy Liabilities and Policy Account Balances	444,010	7,874	321	8,195	0	0	(75,617)	0	360,198	7,874
Variable annuity and variable life insurance contracts*6	444,010	7,874	321	8,195	0	0	(75,617)	0	360,198	7,874

2020

	Millions of yen
	Balance at April 1, 2019	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 20 20	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 20 20 *1
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale debt securities	¥100,447	¥1,291	¥(13,721)	¥(12,430)	¥41,270	¥(3,925)	¥(34,018)	¥(2,991)	¥88,353	¥131
Japanese prefectural and foreign municipal bond securities	2,888	0	(56)	(56)	0	0	0	0	2,832	0
Corporate debt securities	7,158	0	(8)	(8)	900	0	(1,065)	(2,991)	3,994	0
Other asset-backed securities and debt securities	90,401	1,291	(13,657)	(12,366)	40,370	(3,925)	(32,953)	0	81,527	131
Equity securities	61,193	8,197	(1,641)	6,556	31,725	(10,108)	(5,465)	0	83,901	8,033
Investment funds	61,193	8,197	(1,641)	6,556	31,725	(10,108)	(5,465)	0	83,901	8,033
Derivative assets and liabilities (net)	5,272	10,402	(192)	10,210	3,748	0	0	0	19,230	10,402
Options held/written and other	5,272	10,402	(192)	10,210	3,748	0	0	0	19,230	10,402
Other asset	12,449	2,937	0	2,937	3,053	0	(233)	0	18,206	2,937
Reinsurance recoverables*5	12,449	2,937	0	2,937	3,053	0	(233)	0	18,206	2,937
Policy Liabilities and Policy Account Balances	360,198	4,802	1,215	6,017	0	0	(53,442)	0	300,739	4,802
Variable annuity and variable life insurance contracts*6	360,198	4,802	1,215	6,017	0	0	(53,442)	0	300,739	4,802

NOTES TO CONSOLIDATED FINANCIAL STATEMENT
S
—(Continued)
ORIX Corporation and Subsidiaries
2021

	Millions of yen
	Balance at April 1, 2020	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 202 1	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 202 1 *1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at March 31, 202 1 *2
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale debt securities	¥88,353	¥(1,065)	¥14,870	¥13,805	¥51,270	¥(12,890)	¥(5,187)	¥(1,894)	¥133,457	¥(1,228)	¥14,729
Japanese prefectural and foreign municipal bond securities	2,832	(115)	44	(71)	0	0	0	0	2,761	(115)	44
Corporate debt securities	3,994	0	1	1	0	0	(974)	(2,000)	1,021	0	1
Other asset-backed securities and debt securities	81,527	(950)	14,825	13,875	51,270	(12,890)	(4,213)	106	129,675	(1,113)	14,684
Equity securities	83,901	14,304	1,765	16,069	2,001	(4,718)	(5,518)	(325)	91,410	14,042	1,769
Investment funds	83,901	14,304	1,765	16,069	2,001	(4,718)	(5,518)	(325)	91,410	14,042	1,769
Derivative assets and liabilities (net)	19,230	(5,474)	34	(5,440)	0	0	0	0	13,790	(5,474)	34
Options held/written and other	19,230	(5,474)	34	(5,440)	0	0	0	0	13,790	(5,474)	34
Other asset	18,206	(14,201)	0	(14,201)	2,713	0	(421)	0	6,297	(14,201)	0
Reinsurance recoverables*5	18,206	(14,201)	0	(14,201)	2,713	0	(421)	0	6,297	(14,201)	0
Policy Liabilities and Policy Account Balances	300,739	(42,066)	(1,248)	(43,314)	0	0	(77,631)	0	266,422	(42,066)	(1,248)
Variable annuity and variable life insurance contracts*6	300,739	(42,066)	(1,248)	(43,314)	0	0	(77,631)	0	266,422	(42,066)	(1,248)

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

In fiscal 2019, Japanese prefectural and foreign municipal bond securities totaling ¥3,305 million were transferred from Level 2 to Level 3, since the valuation techniques to measure fair value of a certain foreign municipal bond security has been changed to discounted cash flows methodologies using unobservable inputs. The change of the valuation techniques is due to judgement that the Company and its subsidiaries cannot rely on price quotations from independent pricing service vendors and brokers considering deterioration of estimated cash flows from the security. In addition, CMBS and RMBS in the Americas totaling
¥23,406 million were transferred from Level 3 to Level 2, since the inputs such as trading price and/or bid price became observable due to the market returning to active.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
In fiscal 2020, corporate debt securities totaling ¥2,991 million were transferred from Level 3 to Level 2, since the inputs became observable.
In fiscal 2021, corporate debt securities totaling ¥2,000 million and investment funds totaling ¥325 million were transferred from Level 3 to
Level 2, since the inputs became observable. In addition, other asset-backed securities and debt securities totaling ¥106 million were transferred from Level 2 to Level 3, since the inputs became unobservable.

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during fiscal 2020 and 2021. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
2020

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥4,823	¥0	¥0	¥4,823
Real estate collateral-dependent loans (net of allowance for probable loan losses)	12,557	0	0	12,557
Investment in operating leases and property under facility operations	5,731	0	1,193	4,538
Certain investments in affiliates	11,213	8,741	0	2,472

	¥34,324	¥8,741	¥1,193	¥24,390

2021
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥238	¥0	¥238	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	10,679	0	0	10,679
Investment in operating leases and property under facility operations	6,740	0	1,806	4,934
Certain equity securities	10,486	0	6,909	3,577
Certain investments in affiliates	11,413	8,799	0	2,614
Certain goodwill	775	0	0	775

	¥40,331	¥8,799	¥8,953	¥22,579

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
Real estate collateral-dependent loans
The allowance for credit losses for large balance
non-homogeneous
loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for loans with deterioration in credit quality determined using a present value technique is not considered a fair value measurement. However, measurement for loans with deterioration in credit quality determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Equity securities and investment in affiliates
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, a certain Americas subsidiary measures its investments held by the investment companies which are owned by the subsidiary at fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

These investment funds, certain equity securities and certain investments in affiliates are classified as Level 3, because fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market, or broker quotes.
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
Goodwill
For the information about the valuation methodologies, see Note 16 “Goodwill and Other Intangible Assets”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2020 and 2021.

	March 31, 2020
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,832	Discounted cash flows	Discount rate	8.5%
				(8.5%)
Corporate debt securities	1,995	Discounted cash flows	Discount rate	0.4% – 2.5%
				(0.8%)
	1,999	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	20,582	Discounted cash flows	Discount rate	1.0% – 51.2%
				(12.1%)
			Probability of default	1.9%
				(1.9%)
	60,945	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	5,714	Internal cash flows	Discount rate	0.0%
				(0.0%)
	54,898	Discounted cash flows	WACC	7.6% – 19.1%
				(16.5%)
			EV/Terminal EBITDA multiple	7.0x-11.9x
				(9.3x)
		Market multiples	EV/Last twelve months EBITDA multiple	7.5x-11.8x
				(9.4x)
			EV/Forward EBITDA multiple	6.5x-10.3x
				(8.4x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.5x-12.1x
				(9.5x)
	23,289	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	19,170	Discounted cash flows	Discount rate	12.0% – 33.0%
				(14.4%)
	60	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	18,206	Discounted cash flows	Discount rate	(0.2)% – 0.6%
				(0.2%)
			Mortality rate	0.0% – 100.0%
				(1.4%)
			Lapse rate	1.5% – 14.0%
				(7.1%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(100.0%)

Total	¥209,690

Liabilities:
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	¥300,739	Discounted cash flows	Discount rate	(0.2)% – 0.6%
				(0.2%)
			Mortality rate	0.0% – 100.0%
				(1.3%)
			Lapse rate	1.5% – 30.0%
				(6.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(80.9%)

Total	¥300,739

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2021
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥2,761	Appraisals/Broker quotes	—	—

Corporate debt securities	1,021	Discounted cash flows	Discount rate	0.3% – 1.8%
				(0.7%)
Other asset-backed securities and debt securities	25,891	Discounted cash flows	Discount rate	1.0% – 51.2%
				(11.1%)
			Probability of default	1.9%
				(1.9%)
	103,784	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	78,134	Discounted cash flows	WACC	13.1% – 18.7%
				(16.8%)
			EV/Terminal EBITDA multiple	7.3x – 10.5x
				(8.6x)
		Market multiples	EV/Last twelve months EBITDA multiple	6.8x – 9.5x
				(7.8x)
			EV/Forward EBITDA multiple	7.6x – 11.6x
				(9.0x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.7x – 10.9x
				(9.1x)
	13,276	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	13,762	Discounted cash flows	Discount rate	12.0% – 33.0%
				(14.3%)
	61	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	6,297	Discounted cash flows	Discount rate	0.0% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.6%)
			Lapse rate	1.5% – 14.0%
				(6.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(100.0%)

Total	¥244,987

Liabilities:
Derivative liabilities:
Options held/written and other	¥33	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	266,422	Discounted cash flows	Discount rate	0.0% – 0.4%
				(0.1%)
			Mortality rate	0.0% – 100.0%
				(1.6%)
			Lapse rate	1.5% – 30.0%
				(6.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(76.7%)

Total	¥266,455

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during fiscal 2020 and 2021.

	2020
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Loans held for sale	¥4,823	Discounted cash flows	Discount rate	5.7% – 7.7%
				(6.8%)
Real estate collateral-dependent loans (net of allowance for probable loan losses)	12,557	Direct capitalization	Capitalization rate	5.6% – 7.0%
				(6.0%)
		Appraisals	—	—
Investment in operating leases and property under facility operations	302	Direct capitalization	Capitalization rate	4.3%
				(4.3%)
		Discounted cash flows	Discount rate	4.1%
				(4.1%)
	4,236	Appraisals	—	—
Certain investments in affiliates	359	Discounted cash flows	WACC	14.0%
				(14.0%)
		Market multiples	EV/Precedent transaction last twelve months EBITDA multiple	7.0x
				(7.0x)
			EV/Precedent transaction three year average EBITDA multiple	7.0x
				(7.0x)
	2,113	Appraisals	—	—

	¥24,390

	2021
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,953	Direct capitalization	Capitalization rate	5.1% – 7.0%
				(5.9%)
	8,726	Appraisals	—	—
Investment in operating leases and property under facility operations	4,934	Appraisals	—	—
Certain equity securities	3,577	Appraisals	—	—
Certain investments in affiliates	2,614	Appraisals	—	—
Certain goodwill	775	Market multiples	EV/Precedent transaction last twelve months EBITDA multiple	5.5x
				(5.5x)

	¥22,579

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
Unobservable inputs are weighted by the relative fair value of the asset or liability.
For more analysis of the uncertainty of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.
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
During fiscal 2021, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥104,197 million, which was paid mainly in cash. Goodwill initially recognized in these transactions amounted to ¥59,186 million and the goodwill is not deductible for income tax purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥30,595 million. The Company reflected certain preliminary estimates with respect to the fair value of certain components of the underlying net assets of these entities in determining amounts of the goodwill. The amount of the goodwill and intangible assets could possibly be adjusted because certain of these acquisitions were made near the fiscal year-end
and the purchase price allocations have not been completed yet with respect to the final valuation of acquired intangible assets among others. The acquisitions were mainly included in PE Investment and Concession segment and ORIX Europe segment.
The
Company
did not recognize any bargain purchase gain during fiscal 2019. As a result of the reassessment of the provisional purchase price allocation during fiscal 2020, the Company recognized bargain purchase gains of ¥955 million associated with two of its acquisitions executed during fiscal 2019. The bargain purchase gains were included in Corporate Financial Services and Maintenance Leasing segment. As a result of the reassessment of the provisional purchase price allocation of wind power generation subsidiaries in India and another acquisition executed during fiscal 2020, the Company recognized bargain purchase gains of
¥4,966 million during fiscal 2021. The bargain purchase gains consisted of ¥4,365 million in Environment and Energy segment and
¥601
million in PE Investment and Concession segment.
The segment in which goodwill is allocated is disclosed in Note 16 “Goodwill and Other Intangible Assets.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(2) Divestitures
Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2019, 2020 and 2021 amounted to ¥33,314 million, ¥74,001 million and ¥23,300 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2019 mainly consisted of ¥20,609 million in ORIX USA segment, ¥8,025 million in Real Estate segment and ¥2,841 million in Asia and Australia segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2020 mainly consisted of ¥26,424 million in ORIX USA segment, ¥18,127 million in PE Investment and Concession segment, ¥16,223 million in Real Estate segment and ¥13,085 million in ORIX Europe segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2021 mainly consisted of ¥11,516 million in Environment and Energy segment, ¥6,604 million in Asia and Australia segment and ¥4,261 million in ORIX USA segment.
Since April 1, 2020, the reportable segments have been reorganized. As a result of this change, the segment data of the previous fiscal year has been retrospectively restated.

4. Revenues from Contracts with Customers
The following table provides information about revenues from contracts with customers, and other sources of revenue in fiscal 2019, 2020 and 2021.

	Millions of yen
	2019	2020	2021
Goods or services category
Sales of goods	¥462,029	¥287,558	¥321,883
Real estate sales	134,136	118,953	89,070
Asset management and servicing	191,820	181,851	173,191
Automobile related services	78,723	77,987	72,000
Facilities operation	104,005	69,297	23,811
Environment and energy services	132,243	141,532	137,011
Real estate management and brokerage	103,062	104,110	101,942
Real estate contract work	82,217	88,966	80,179
Other	107,341	104,059	88,468

Total revenues from contracts with customers	1,395,576	1,174,313	1,087,555
Other revenues*	19,383	8,210	3,247

Total sales of goods and real estate and services income	¥1,414,959	¥1,182,523	¥1,090,802

*	Other revenues are not in the scope of revenue from contracts with customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about costs of goods sold and real estate sold and services expense in fiscal 2019, 2020 and 2021.

	Millions of yen
	2019	2020	2021
Goods or services category
Costs of goods sold	¥419,001	¥247,036	¥272,657
Costs of real estate sold	116,260	106,970	75,064
Asset management and servicing	44,107	37,808	42,145
Automobile related services	47,859	48,579	45,734
Facilities operation	95,207	66,163	41,461
Environment and energy services	105,414	110,899	105,246
Real estate management and brokerage	94,869	94,119	89,685
Real estate contract work	71,958	76,983	69,815
Other	48,906	49,363	45,147

Total expenses of costs of goods and real estate sold and services expenses	¥1,043,581	¥837,920	¥786,954

The Company and its subsidiaries recognize revenues when control of the promised goods or services is transferred to our customers, in the amounts that reflect the consideration we expect to receive in exchange for those goods or services. Revenues are recognized net of discounts, incentives and estimated sales returns. Amount to be collected for third party is deducted from revenues. The Company and its subsidiaries evaluate whether we are principal or agent on distinctive goods or services. When a revenue transaction involves a third party, if the Company and its subsidiaries control the goods or services before they are transferred to customers, revenue is recognized on gross amount as the principal. There is no significant variability in considerations included in revenues, except for the performance fees regarding asset management business hereinafter, and there is no significant financing component in considerations on transactions.
For further information about breakdowns of revenues disaggregated by goods or services category and geographical location by segment, see Note 3
4
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
Real estate sales
Certain subsidiaries are involved in condominium business. Revenues from sales of detached houses and residential condominiums are recognized when the real estate is delivered to customers.
Asset management and servicing
Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are not in the scope of revenue from contracts with customers. These fees are accounted for servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.
Automobile related services
Certain subsidiaries mainly provide automobile maintenance services to customers, as automobile related services. In the service, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform, revenues are recognized over the contract period with customers. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Facilities operation
The Company and its subsidiaries are running hotels, Japanese inns, training facilities, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of a multipurpose dome, a certain subsidiary receives payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations included in services income are not within the scope of revenue from contracts with customers because these gains refer to transfers of non-financial assets to counterparties that are not considered to be our customers.
Environment and energy services
The Company and its subsidiaries offer services that provide electric power to business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.
Real estate management and brokerage
The Company and its subsidiaries mainly offer management of condominiums, office buildings, and facilities and others, to customers, as real estate management and brokerage business. Since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform, revenues from these services are recognized over the contract period with customers. Direct measurement of the value transferred to customers based on time elapsed, is used as method of measuring progress. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Real estate contract work
Certain subsidiaries offer repair and contract work for condominiums, office buildings, and facilities, and others, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance creates the asset that the customers’ control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize a part of its performance obligations that it performs as contract assets, and the amounts are reported under other assets on the consolidated balance sheet. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Other
The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows;
Maintenance services of software, measurement equipment and other:
Certain subsidiaries offer business management software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Fee business:
The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about balances from contracts with customers as of March 31, 2020 and 2021.

	Millions of yen
	March 31, 2020	March 31, 2021
Trade Notes, Accounts and Other Receivable	¥165,676	¥180,828
Contract assets (Included in Other Assets)	3,811	6,558
Contract liabilities (Included in Other Liabilities)	32,805	40,436
For fiscal 2020 and 2021, there were no significant changes in contract assets. For fiscal 2020, contract liabilities decreased due to deconsolidation of contract liabilities of ¥14,342 million related to facilities operation caused by the sale of ORIX Living. For fiscal 2021, there were no significant changes in contract liabilities.
For fiscal 2020, revenue amounted to ¥31,908
million was included in contract liabilities as of March 31, 2019. For fiscal 2021, revenue amounted to
¥30,367
million was included in contract liabilities as of March 31, 2020.
As of March 31, 2021, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, real estate sales and amounted to ¥140,885 million. Remaining term for the obligations ranges up to 14 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.
As of March 31, 2020 and 2021, assets recognized from the costs to obtain or fulfill contracts with customers were not material.
5. Cash Flow Information
The following table provides information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of March 31, 2020 and 2021, respectively.

	Millions of yen
	2020	2021
Cash and Cash Equivalents	¥982,666	¥951,242
Restricted Cash	152,618	128,333

Cash, Cash Equivalents and Restricted Cash	¥1,135,284	¥1,079,575

Cash payments during fiscal 2019, 2020 and 2021 are as follows:

	Millions of yen
	2019	2020	2021
Cash payments:
Interest	¥92,424	¥99,788	¥80,313
Income taxes, net	67,065	124,236	76,292

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The main
non-cash
activities in fiscal 2019, 2020 and 2021 are as follows.
In fiscal 2019 and 2021, real estate under operating leases of ¥1,373 million and ¥75 million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral. In fiscal 2019, property under facility operations of ¥28 million was recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral. In fiscal 2019, 2020 and 2021, other assets of ¥320 million, ¥29 million and ¥1 million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral.
In fiscal 2019, assets and liabilities decreased by ¥12,805 million and ¥12,265 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of installment loans and property under facility operations, and the derecognized liabilities mainly consist of long-term debt. In fiscal 2020, assets and liabilities decreased by
¥1,281 million and ¥33 million, in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of other liabilities. In fiscal 2021, assets and liabilities decreased by ¥5,218 million and ¥18 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of other liabilities. Derecognition of these assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions.
On April 1, 2019, the Company and its subsidiaries adopted New Lease Standard, which resulted in a gross up of ROU assets and corresponding lease liabilities. ROU assets obtained in exchange for lease liabilities were not included in cash flows from investing activities or financing activities because they did not involve cash transactions. For further information, see Note 6 “Leases.”
6. Leases
(1) Lessor
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
A certain subsidiary is providing automobile related services, and applying practical expedients, to not separate non-lease
components from the associated lease components. In this service, ASC 606 is applied to the entire contract because the consideration related to non-lease
components accounts for the majority of contract consideration. Revenues from these operations are recognized over the customers’ usage period of the services, since customers simultaneously receive and consume the benefits when the performance obligations are satisfied. The value transferred to customers is directly measured based on the usage period.
Lease income for fiscal 2020 and 2021 are as follows:

	Millions of yen
	Fiscal Year ended March 31, 2020	Fiscal Year ended March 31, 2021
Lease income – net investment in leases
Interest income	¥72,663	¥69,718
Other	2,412	2,113
Lease income – operating leases*	430,665	397,065

Total lease income	¥505,740	¥468,896

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥30,154 million and ¥15,459 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥20,918 million and ¥10,899 million for fiscal year 2020 and 2021, respectively.

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income. Gains and losses from the disposition of net investment in leases were not material for fiscal 2020 and 2021.

Net investment in leases at March 31, 2020 and 2021 consists of the following:

	Millions of yen	Millions of yen
	March 31, 2020	March 31, 2021
Lease receivables	¥1,049,409	¥998,050
Unguaranteed residual value	27,868	29,245
Initial direct costs	3,687	2,223

Total	¥1,080,964	¥1,029,518

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Investment in operating leases at March 31, 2020 and 2021 consists of the following:

	Millions of yen
	2020	2021
Transportation equipment	¥1,305,908	¥1,364,559
Measuring and information-related equipment	287,301	307,010
Real estate	305,981	291,917
Other	32,119	43,507

	1,931,309	2,006,993
Accumulated depreciation	(678,245)	(741,022)

Net	1,253,064	1,265,971
Right-of-use assets	121,553	114,268
Accrued rental receivables	25,384	28,259
Allowance for doubtful receivables on operating leases*	0	(309)

Total	¥1,400,001	¥1,408,189

*
Credit Losses Standard has been adopted since April 1, 2020, and the allowance for doubtful accrued rental receivables on operating leases, which was previously recorded in allowance for doubtful receivables on finance leases and probable loan losses, has been reclassified to the balance of investment in operating leases.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2020 and 2021 are as follows:

	Millions of yen
	2020	2021
Depreciation expenses	¥209,586	¥217,212
Various expenses	80,018	78,416

Total	¥289,604	¥295,628

Remaining lease receivables of net investment in leases (including residual value guarantees) range up to 28 years at March 31, 2021. Remaining lease receivables of the operating lease contracts range up to 60 years at March 31, 2021. At March 31, 2021, the amounts due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	Net investment in leases	Operating leases
2022	¥422,309	¥309,912
2023	275,941	197,837
2024	179,308	131,063
2025	108,799	80,549
2026	61,469	43,921
Thereafter	70,851	117,232

Total lease payments	1,118,677	¥880,514

Less imputed interest	(120,627)

Total lease receivables	¥998,050

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(2) Lessee
The Company and its subsidiaries determine if an arrangement is a lease at inception of each contract. The Company and its subsidiaries have operating and finance leases for various assets including lands, office buildings, employees’ accommodations, and vehicles. Some of the lease arrangements include options to extend or terminate lease term. The Company and its subsidiaries determine the lease term while taking such options into account when determined the lease term when it is reasonably certain that it will exercise these options. The Company and its subsidiaries’ lease arrangements do not contain material residual value guarantees or material restrictive covenants. As a rate implicit in most of the leases cannot be readily determinable, the Company and its subsidiaries use incremental borrowing rate based on the information available at commencement to determine the present values of lease payments.
The component of lease expense for fiscal 2020 and 2021 are as follows:

	Millions of yen	Millions of yen
	Year ended March 31, 2020	Year ended March 31, 2021
Finance lease cost
Depreciation expenses of right-of-use assets	¥743	¥359
Interest expenses of lease liabilities	302	131

	1,045	490

Operating lease cost	42,427	42,964
Short-term lease cost	2,633	3,347
Variable lease cost	948	230
Sublease income	(3,688)	(4,142)

Total	¥43,365	¥42,889

Supplemental cash flow information related to leases for fiscal 2020 and 2021 are as follows:

	Millions of yen
	Year Ended March 31, 2020
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥302	¥44,610
Cash flows from financing activities	494	0

Right-of-use assets obtained in exchange for lease liabilities:	¥531	¥39,775

	Millions of yen
	Year Ended March 31, 2021
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥131	¥41,680
Cash flows from financing activities	674	0

Right-of-use assets obtained in exchange for lease liabilities:	¥228	¥55,344

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Supplemental balance sheet information related to lessee leases at March 31, 2020 and 2021 are as follows:

	Millions of yen, except lease term and discount rate
	March 31, 2020
	Finance leases	Operating leases
Investment in Operating Leases	¥0	¥121,553
Property under Facility Operations	2,241	73,226
Office Facilities	8	75,381

Total right-of-use assets	2,249	270,160

Other Liabilities	2,840	266,790

Total lease liabilities	¥2,840	¥266,790

Weighted average remaining lease term	9years	13years

Weighted average discount rate	3.0%	1.1%

	Millions of yen, except lease term and discount rate
	March 31, 2021
	Finance leases	Operating leases
Investment in Operating Leases	¥257	¥114,011
Property under Facility Operations	1,990	69,291
Office Facilities	487	108,717

Total right-of-use assets	2,734	292,019

Other Liabilities	3,417	289,890

Total lease liabilities	¥3,417	¥289,890

Weighted average remaining lease term	7years	12years

Weighted average discount rate	4.4%	1.1%

At March 31, 2021, the amounts of lease liabilities related to lessee leases due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	Finance leases	Operating leases
2022	¥869	¥47,926
2023	676	38,281
2024	596	32,513
2025	540	29,881
2026	254	25,483
Thereafter	698	134,119

Total lease payments	3,633	308,203

Less imputed interest	(216)	(18,313)

Total lease liabilities	¥3,417	¥289,890

7. Investment in Direct Financing Leases
Included in finance revenues in the consolidated statements of income is direct financing leases revenues of ¥58,246 million for fiscal 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Gains and losses from the disposition of direct financing lease assets, which were included in finance revenues, were not material for fiscal 2019.
For further information about net investment in leases for fiscal 2020 and 2021, see Note 6 of “Leases.”
8. Investment in Operating Leases
For fiscal 2019, gains from the disposition of real estate under operating leases included in operating lease revenues are ¥36,763 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues are ¥26,120 million.
Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2019 are as follows:

Millions of yen
2019
Depreciation expenses	¥202,858
Various expenses	54,463

¥257,321

For further information about investment in operating leases for fiscal 2020 and 2021, see Note 6 of “Leases.”
9. Installment Loans
The composition of installment loans by domicile and type of borrower at March 31, 2020 and 2021 is as follows:

	Millions of yen
	2020	2021
Borrowers in Japan:
Consumer—
Real estate loans	¥1,842,131	¥1,995,031
Card loans	223,651	188,547
Other	32,618	27,698

	2,098,400	2,211,276

Corporate—
Real estate companies	300,984	279,046
Non-recourse loans	48,566	47,956
Commercial, industrial and other companies	255,309	203,890

	604,859	530,892

Overseas:
Real estate companies	¥250,195	¥197,074
Non-recourse loans	83,515	113,129
Commercial, industrial companies and other	690,299	606,062

	1,024,009	916,265
Purchased loans*	13,218	12,351

	¥3,740,486	¥3,670,784

*
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

F-5
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Generally, installment loans are made under agreements that require the borrower to provide collateral or guarantors.
At March 31, 2021, the contractual maturities of installment loans (except purchased loans) for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2022	¥520,274
2023	398,703
2024	265,404
2025	245,690
2026	197,143
Thereafter	2,031,219

Total	¥3,658,433

Revenues from installment loans which are included in finance revenues in the consolidated statements of income are ¥148,863 million, ¥166,966 million and ¥169,401 million for fiscal 2019, 2020 and 2021, respectively.
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period. Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2020 and 2021 were ¥127,194 million and ¥72,658 million, respectively. There were ¥90,893 million and ¥63,272 million of loans held for sale as of March 31, 2020 and 2021, respectively, measured at fair value by electing the fair value option.
Purchased loans acquired by the Company and its subsidiaries are generally loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely and characterized by extended period of non-performance
by the borrower, and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥13,218 million and ¥12,351 million as of March 31, 2020 and 2021, respectively, and the fair value at the acquisition date of purchased loans acquired during fiscal 2020 and 2021 were ¥2,983 million and ¥2,704 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired, and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥1,497 million as of March 31, 2020.
Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2019 and 2020 are as follows:

	Millions of yen
	2019	2020
Beginning balance	¥4,292	¥3,186
Provision (Reversal)	(331)	(24)
Charge-offs	(822)	(1,789)
Recoveries	126	77
Other*	(79)	8

Ending balance	¥3,186	¥1,458

*	Other includes foreign currency translation adjustments.
For further information about allowance for credit losses for fiscal 2021, see Note 11 of “ Credit Quality of Financial Assets and the Allowance for Credit Losses”.
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

F-5
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the allowance for credit losses for fiscal 2019 and 2020:

	March 31, 2019
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥21,196	¥688	¥18,407	¥4,292	¥10,089	¥54,672
Provision (Reversal)	12,400	213	5,919	(331)	4,324	22,525
Charge-offs	(13,115)	0	(4,080)	(822)	(2,413)	(20,430)
Recoveries	687	0	246	126	158	1,217
Other*2	27	18	170	(79)	(109)	27

Ending balance	¥21,195	¥919	¥20,662	¥3,186	¥12,049	¥58,011

Individually evaluated for impairment	3,372	166	8,276	1,917	0	13,731
Not individually evaluated for impairment	17,823	753	12,386	1,269	12,049	44,280
Financing receivables:
Ending balance	¥1,906,022	¥99,028	¥1,201,893	¥16,416	¥1,155,632	¥4,378,991

Individually evaluated for impairment	23,163	4,448	27,452	3,764	0	58,827
Not individually evaluated for impairment	1,882,859	94,580	1,174,441	12,652	1,155,632	4,320,164

	March 31, 2020
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses :
Beginning balance	¥21,195	¥919	¥20,662	¥3,186	¥12,049	¥58,011
Provision (Reversal)	12,254	903	7,988	(24)	3,304	24,425
Charge-offs	(13,723)	(1)	(6,548)	(1,789)	(2,859)	(24,920)
Recoveries	554	0	133	77	24	788
Other*3	262	(35)	(877)	8	(826)	(1,468)

Ending balance	¥20,542	¥1,786	¥21,358	¥1,458	¥11,692	¥56,836

Individually evaluated for impairment	3,602	228	8,950	667	0	13,447
Not individually evaluated for impairment	16,940	1,558	12,408	791	11,692	43,389
Financing receivables :
Ending balance	¥2,171,139	¥132,081	¥1,296,854	¥13,218	¥1,080,964	¥4,694,256

Individually evaluated for impairment	26,533	2,466	55,216	1,605	0	85,820
Not individually evaluated for impairment	2,144,606	129,615	1,241,638	11,613	1,080,964	4,608,436

Notes 1: Loans held for sale are not included in the table above.

F-5
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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

F-5
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the impaired loans as of March 31, 2020:

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

F-
59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans. The Company and its subsidiaries consider that loans to consumer borrowers, including real estate loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings. Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.
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

F-6
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for fiscal 2019 and 2020:

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

F-6
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the credit quality indicators as of March 31, 2020:

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

F-6
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the
non-accrual
and
past-due
financing receivables as of March 31, 2020:

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

F-6
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about troubled debt restructurings of financing receivables that occurred during fiscal 2019 and 2020:

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

F-6
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

As of March 31, 2020, due to the spread of the
COVID-19,
although the Company and its subsidiaries accepted payment deferral requests other than the above mentioned troubled debt restructuring, those financing receivables are not included in the above mentioned troubled debt restructuring as the Company and its subsidiaries determined those receivables based on the definition of troubled debt restructuring
.
The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2019 and for which there was a payment default during fiscal 2019:

	March 31, 2019
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥2,013
	Card loans	22
	Other	1,991

Total		¥2,013

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2020 and for which there was a payment default during fiscal 2020:

	March 31, 2020
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥1,687
	Card loans	22
	Other	1,665
Corporate borrowers		25
Other than Non-recourse loans	Commercial, industrial other companies in overseas	25

Total		¥1,712

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
As of March 31, 2020, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥109 million as of March 31, 2020.
11. Credit Quality of Financial Assets and the Allowance for Credit Losses
The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financial assets.
Allowance for credit losses—by portfolio segment

F-6
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Credit quality of financial assets—by class

•	Credit quality indicators

•	Past-due financing receivables

•	Non-accrual
Information about troubled debt restructurings—by class
A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans, net investment in leases and other financial assets measured at amortized cost. Classes of financial assets are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financial assets. Classes of financial assets generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.
The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost for fiscal 2021:

	Fiscal Year ended March 31, 2021
	Millions of yen
	Installment loans				Net investment in leases	Other financial assets measured at amortized cost*2	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other than non-recourse loans
Allowance for credit losses:
Beginning balance	¥20,542	¥1,786	¥20,209	¥1,458	¥11,692	¥1,149	¥56,836
Cumulative effect of adopting According Standards Update 2016-13	14,500	1,601	10,725	0	3,550	1,369	31,745
Reclassification to allowance for investment in operating leases*3	0	0	0	0	0	(312)	(312)
Balance at April 1, 2020	35,042	3,387	30,934	1,458	15,242	2,206	88,269
Provision (Reversal)	6,614	38	8,823	353	3,285	4,483	23,596
Allowance of purchased loans during the reporting period	0	0	0	3,899	0	0	3,899
Charge-offs*4	(13,695)	0	(16,685)	(4,040)	(2,668)	(344)	(37,432)
Recoveries	651	0	87	46	10	11	805
Other* 5	398	57	(18)	119	653	(351)	858

Ending balance	¥29,010	¥3,482	¥23,141	¥1,835	¥16,522	¥6,005	¥79,995

Collective (pool) assessment	24,761	3,250	15,372	681	13,267	810	58,141
Individual assessment	4,249	232	7,769	1,154	3,255	5,195	21,854

Notes 1:	Loans held for sale and policy loan receivables of an insurance entity are not scope to allowance for credit losses.
2:
Held-to-maturity
debt securities held by the Company and subsidiaries consist of Japanese government bonds (JGBs) and other securities secured by JGBs. There was no allowance for credit losses on these held-to-maturity debt securities. And there is no delinquency or on non-accrual
status on
held-to-maturity
debt securities

F-6
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely. Due to the adoption of Credit Losses Standard, allowance of ¥
176,714 million was recorded as credit loss
gross-up
treatment for purchased loans on April 1, 2020, and the same amount has been charged-off.

*2
Other financial assets measured at amortized cost includes the allowance for credit losses on financial receivables, such as loans to affiliates and accounts receivable. The provision for credit losses of loans to affiliates of ¥255 million was recorded in equity in net income of affiliates. And the allowance for credit losses on loans to affiliates of ¥1,050 million was recorded as a reduction in investment in affiliates.

*3
The allowance for accrued lease payments for receivable from operating leases was reclassified to the investment in operating leases balance on April 1, 2020, due to the application of the Credit Losses Standard.

*4	Charge-off include the amount of ¥3,899 million for write-offs of purchased loans.
*5	Other mainly includes foreign currency translation adjustments and a decrease in allowance related to a sale of a subsidiary.
The following table provides information about purchased loans which were acquired for fiscal 2021:

Millions of yen
Fiscal Year ended March 31, 2021
Purchase price	¥2,705
Allowance for credit losses at acquisition date	3,899
Discount or premium attributable to other factors	254

Par value	¥6,858

The Company and its subsidiaries estimate an allowance for credit losses for all credit losses expected to occur in future over the remaining life of financial assets, and recognize the allowance adequately based on management judgement. In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors in collective assessment and individual assessment by each portfolio:

•	business characteristics and financial conditions of obligors;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	value of underlying collateral and guarantees; and

•	current economic conditions and trends and expected outlook in future.
In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing
assets. The category of
non-performing
assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due
90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing
assets when it is probable that the acquisition cost of purchased loans cannot be collected, while all the other purchased loans are included in the category of performing assets.
When certain performing financial assets mainly have similar risk characteristics to other financial assets, the performing financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually.

F-6
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Loans to consumer borrowers
Loans to consumer borrowers mainly consist of real estate loans and card loans.
The credit quality of real estate loans is affected by the cash flows derived from the property and its collateral value.
The credit quality of card loans is affected by the repayment ability of customers such as customer credit standing or payment history.
The Company and its subsidiaries use these factors to estimate the allowance for credit losses because they are reflected in the probability of default and loss given default in each portfolio.
Loans to corporate borrowers
Loans to corporate borrowers are classified into
non-recourse
loans and loans other than
non-recourse
loans.
The credit quality of
non-recourse
loans for which cash flows from real estate are the source of repayment depends mainly on the real estate collateral value.
Loans other than
non-recourse
loans are classified into either real estate companies or commercial, industrial and other companies, each of which are further divided into Japan and overseas.
The credit quality of real estate companies is affected by mainly Japanese and Americas real estate markets and trends.
The credit quality of commercial, industrial and other companies, which consist of various industries, is affected mainly by broader financial and economic conditions and trends in Japan, the Americas and Asian countries.
The allowance for credit losses for loans to corporate borrowers is estimated by considering, among others, debtors’ situation, as well as economic conditions and trends in its industries, the value of underlying collateral and guarantees, and probability of default and loss given default.
Net investment in leases
Net investment in leases consists of leases of various equipment types, including office equipment, industrial machinery, transportation equipment and real estate properties. The allowance for credit losses for net investment in leases is estimated based on the value of the underlying leased assets, debtors’ situation, economic conditions and trends in its industries, and probability of default and loss given default.
In common with portfolio segments, the forecasted future economic indicators correlated with the prior charge-off
experience are reflected to the estimate of the allowance for credit losses. Economic indicators correlated with prior charge-off
experience are determined over the reasonable and supportable forecasted period. Economic indicators include GDP growth rates, consumer price indices, unemployment rates, and government bond interest rates. It also considers forward-looking scenarios of how the selected economic indicators will change in the future. The Company and its subsidiaries use the latest economic forecasts available from the economic reports published by the government and the Financial Services Agency, the Bank of Japan and third-party information providers as economic indicators. For the impact of the spread of
COVID-19,
the Company and its subsidiaries revise forward-looking scenarios, as necessary, with a quantitative adjustment based on the analysis of impact to the portfolios and the referenced economic indicators.

F-6
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

On the other hand, for periods beyond which the Company and its subsidiaries are able to make or obtain reasonable and supportable forecasts of future economic indicators of the entire life of the financial asset, expected credit losses are estimated for the remaining life mainly using an appropriate reversion approach, mainly immediate reversion to historical credit loss information.
There have been no significant changes during the fiscal year to methodologies and economic indicators used to estimate the allowance for Credit Losses Standard adopted at the beginning of fiscal 2021
.
When
non-performing
financial assets with deteriorated credit quality have similar risk characteristics to other financial assets, the allowance for credit losses is collectively evaluated based on mainly loss given default. On the other hand, if the non-performing
financial assets do not have similar risk characteristics to other financial assets, the allowance for credit losses is individually evaluated.
In the individual assessment the allowance for credit losses is estimated individually based on the present value of expected future cash flows, the observable market price or the fair value of the collateral securing the financial receivables if the financial receivables are collateral-dependent.
The collateral-dependent financial receivables are defined as the finance receivables, which a debtor would be in financial difficulty and the collection significantly depend on the collateral. These financial receivables are mainly non-recourse
loans and purchased loans for which cash flows from underlying real estate is the source of repayment.
For
non-recourse
loans, their collection depends on the real estate collateral value, which may decline as a result of a decrease in liquidity of the real estate market, a rise in vacancy rate of rental properties, a fall in rents and other factors
.
For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, the changes in these risks affect the amount of the allowance for credit losses.
In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

F-
69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the origination years of financial assets as of March 31, 2021. The card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

		March 31, 2021
		Millions of yen
Portfolio segment		Origination year (years ended March 31)
Class
	Credit Quality	2021	2020	2019	2018	2017	Prior	Total
Consumer borrowers:
	Performing	¥371,914	¥443,079	¥332,461	¥220,035	¥223,814	¥498,350	¥2,089,653
	Non-Performing	11,041	7,854	5,132	3,176	2,612	3,609	33,424

Real estate loans
	Performing	362,832	431,483	327,967	217,380	223,540	498,080	2,061,282
	Non-Performing	96	735	1,598	1,683	2,068	3,459	9,639
Other*
	Performing	9,082	11,596	4,494	2,655	274	270	28,371
	Non-Performing	10,945	7,119	3,534	1,493	544	150	23,785
Corporate borrowers:
	Performing	341,346	378,732	207,214	124,889	71,400	97,113	1,220,694
	Non-Performing	6,972	12,215	6,594	7,266	4,110	10,709	47,866

Non-recourse loans
Japan
	Performing	6,637	24,428	5,283	2,802	0	8,806	47,956
The Americas
	Performing	1,349	52,413	28,291	15,817	5,178	8,764	111,812
	Non-Performing	58	0	0	0	0	1,259	1,317
Other than non-recourse loans
Real estate companies in Japan
	Performing	103,982	62,274	35,065	28,743	25,487	21,753	277,304
	Non-Performing	70	252	192	0	690	538	1,742
Real estate companies in overseas
	Performing	42,980	55,678	10,695	4,992	1,976	2,976	119,297
	Non-Performing	0	3,049	2,057	4,946	1,056	3,397	14,505
Commercial, industrial and other companies in Japan
	Performing	78,281	41,166	30,116	12,746	11,798	18,664	192,771
	Non-Performing	1,210	3,865	205	878	82	1,022	7,262
Commercial, industrial and other companies in overseas
	Performing	108,117	142,773	97,764	59,789	26,961	36,150	471,554
	Non-Performing	5,634	5,049	4,140	1,442	2,282	4,493	23,040
Purchased loans:
	Performing	527	0	0	168	119	9,714	10,528
	Non-Performing	0	0	0	15	0	1,808	1,823

Net investment in leases:
	Performing	333,190	268,966	171,040	105,708	62,977	68,712	1,010,593
	Non-Performing	1,366	3,057	3,441	3,151	2,980	4,930	18,925

F
-70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	December 31, 2020
	Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2021	2020	2019	2018	2017	Prior	Total
Japan
Performing	184,342	165,580	121,072	84,928	57,393	67,040	680,355
Non-Performing	151	776	1,194	1,512	1,261	2,213	7,107
Overseas
Performing	148,848	103,386	49,968	20,780	5,584	1,672	330,238
Non-Performing	1,215	2,281	2,247	1,639	1,719	2,717	11,818
Other financial assets measured at amortized cost
Performing	14,882	1,045	67	938	2,502	13,762	33,196
Non-Performing	0	0	0	908	0	0	908

Total (excluding revolving repayment card loans)
Performing	¥1,061,859	¥1,091,822	¥710,782	¥451,738	¥360,812	¥687,651	¥4,364,664
Non-Performing	¥19,379	¥23,126	¥15,167	¥14,516	¥9,702	¥21,056	¥102,946

Note:	Loans held for sale and policy loan receivables of an insurance entity are not included in the table above.
*
Other in loans to consumer borrowers includes claims receivable arising from payments on guarantee of consumer loans. For further information, see Note 33 “Commitments, Guarantees and Contingent Liabilities”

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of March 31, 2021 are as follows:

	March 31, 202 1
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥183,722	¥0	¥183,722	¥4,364,664	¥4,548,386

Non-Performing	1,132	3,693	4,825	102,946	¥107,771

Of
non-performing
assets, the Company and its subsidiaries consider smaller balance homogeneous loans (including real estate loans and card loans, among others, which are not restructured) and net investment in leases as the 90 days or more past-due
financing receivables not individually evaluated, and consider all others as the loans individually evaluated. After the Company and its subsidiaries have set aside a provision for those non-performing
assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the business conditions of the debtors and other important factors in order to report to management and develop additional provision for credit losses as necessary.

F
-71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the
past-due
financial assets as of March 31, 2021:

	March 31, 2021
		Millions of yen
		Past-due financing assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,553	¥10,257	¥14,810	¥2,311,624
	Real estate loans	1,375	2,515	3,890	2,070,921
	Card loans	371	1,105	1,476	188,547
	Other	2,807	6,637	9,444	52,156
Corporate borrowers		8,296	24,443	32,739	1,268,560
Non-recourse loans	Japan	0	0	0	47,956
	The Americas	5,193	1,316	6,509	113,129
Other than Non-recourse loans	Real estate companies in Japan	144	778	922	279,046
	Real estate companies in overseas	0	14,505	14,505	133,802
	Commercial, industrial and other companies in Japan	592	1,993	2,585	200,033
	Commercial, industrial and other companies in overseas	2,367	5,851	8,218	494,594
Net investment in leases		9,332	17,128	26,460	1,029,518
	Japan	2,257	6,347	8,604	687,462
	Overseas	7,075	10,781	17,856	342,056

Total		¥22,181	¥51,828	¥74,009	¥4,609,702

Note:	Loans held for sale, policy loans receivable of an insurance entity and purchased loans are not included in the table above.
In common with all classes, the Company and its subsidiaries consider financial assets as past-due
financial assets when principal or interest is
past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financial assets if the principals and interests are not
past-due
30 days or more in accordance with the modified terms.
The following table provides information about
non-accrual
of financial assets as of March 31, 2021:

	March 31, 2021
	Millions of yen
	Installment loans			Net investment in leases	Total
	Consumer borrowers	Corporate borrowers
		Non- recourse loans	Other than non- recourse loans
Non-accrual of financial assets:
Beginning balance	¥13,607	¥2,466	¥42,156	¥15,346	¥73,575
Ending balance	10,322	10,148	43,672	17,166	¥81,308
Interest income recognized during the reporting period	519	0	229	0	¥748
Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income	736	0	10,572	0	¥11,308

F
-72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The Company and its subsidiaries suspend accruing interest on past-due
installment loans and net investment in leases when principal or interest is past-due
90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual
loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual
loans and net investment in leases when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that are considered relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.
The following table provides information about troubled debt restructurings of financing receivables that occurred during the fiscal year ended March 31, 2021:

	Fiscal Year ended March 31, 2021
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥9,279	¥6,727
	Real estate loans	34	23
	Card loans	1,677	1,261
	Other	7,568	5,443
Corporate borrowers		14,723	13,049
Other than Non-recourse loans	Real estate companies in overseas	111	111
	Commercial, industrial and other companies in Japan	38	38
	Commercial, industrial and other companies in overseas	14,574	12,900

Total		¥24,002	¥19,776

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.
The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of the investment as possible in troubled debt restructurings. For the debtors of non-recourse
loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse
loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.
In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for allowance for credit losses. In most cases, these

F
-73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional allowance for credit losses for the restructured receivables.
For fiscal 2021, while there are financial assets for which the payments were deferred other than those in the troubled debt restructuring stated above due to the spread of
COVID-19,
the payment deferrals, which are determined not to meet the definition of a troubled debt restructuring are not included in the troubled debt restructuring stated the above.
The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2021 and for which there was a payment default during the fiscal year ended March 31, 2021:

	Fiscal Year ended March 31, 2021
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥387
	Card loans	36
	Other	351
Corporate borrowers		752
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	752

Total		¥1,139

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due
90 days or more in accordance with the modified terms.
In common with all portfolio segments, the Company and its subsidiaries suspend accruing interest and may recognize additional allowance for credit losses as necessary for the defaulted financing receivables.
As of March 31, 2021, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥70 million as of March 31, 2021.
12. Investment in Securities
Investment in securities as of March 31, 2020 and 2021 consists of the following:

	Millions of yen
	2020	2021
Equity securities*	¥492,902	¥540,082
Trading debt securities	7,431	2,654
Available-for-sale debt securities	1,631,185	2,003,917
Held-to-maturity debt securities	113,805	113,790

Total	¥2,245,323	¥2,660,443

*
The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥254,853 million and ¥249,830 million as of March 31, 2020 and 2021, respectively.

F
-74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The amount of investment funds that are accounted for under the equity method included in equity securities were ¥70,129 million and ¥82,420 million as of March 31, 2020 and 2021, respectively. The amount of investment funds elected for the fair value option included in equity securities were ¥6,326 million and ¥4,940 million as of March 31, 2020 and 2021, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 25 “Gains on Investment Securities and Dividends” and Note 26 “Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of March 31, 2019, 2020 and 2021 were losses of ¥56 million and
¥19,910
million and a gain of
 ¥83,643
million for fiscal 2019, 2020 and 2021, respectively, which did not include net unrealized holding gains (losses) on the both investment funds above mentioned.
Equity securities include
non-marketable
equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2020 and 2021, and for fiscal 2020 and 2021.

	Millions of yen
	March 31, 2020			2020
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥35,968	¥(13,428)	¥112	¥(11,971)	¥94

	Millions of yen
	March 31, 2021			2021
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥47,460	¥(13,474)	¥350	¥(1,479)	¥232
Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of March 31, 2019, 2020 and 2021 were gains of ¥156 million, ¥
491 million and ¥120
million for fiscal 2019, 2020 and 2021, respectively.
During fiscal 2019, 2020 and 2021, the Company and its subsidiaries sold available-for-sale
debt securities for aggregate proceeds of ¥221,824 million, ¥
249,427
 million and ¥
285,836
 million, respectively, resulting in gross realized gains of ¥5,134 million, ¥
9,274
 million and ¥
8,854
 million, respectively, and gross realized losses of

¥101 million,
 ¥

 million and ¥
1,918
 million, respectively. The cost of the
available-for-sale
securities or the debt securities sold was based on the average cost of each issue of securities held at the time of the sale.
Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of

F-7
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2020 and 2021, these investments were fair valued at ¥6,326 million and ¥4,940 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2020 and 2021, these investments were fair valued at ¥780 million and ¥1,537 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2020 and 2021, these investments were fair valued at ¥18,189 million and ¥2,907 million, respectively.
The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale
debt securities and
held-to-maturity
debt securities in each major security type as of March 31, 2020 and 2021 are as follows:
March 31, 2020

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

F-7
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2021

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥846,736	¥0	¥6,071	¥(31,649)	¥821,158
Japanese prefectural and foreign municipal bond securities	274,770	(120)	4,238	(2,612)	276,276
Corporate debt securities	742,862	0	10,125	(10,736)	742,251
CMBS and RMBS in the Americas	35,668	0	549	(1,760)	34,457
Other asset-backed securities and debt securities	126,731	0	4,308	(1,264)	129,775

	2,026,767	(120)	25,291	(48,021)	2,003,917

Held-to-maturity debt securities:
Japanese government bond securities and other	113,790	0	25,342	0	139,132

	¥2,140,557	¥(120)	¥50,633	¥(48,021)	¥2,143,049

The following table presents a rollforward of the allowance for credit losses for fiscal 2021.

	Millions of yen
	Fiscal Year ended March 31, 2021
	Foreign municipal bond securities	Total
Beginning	¥0	¥0
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	120	120

Ending	¥120	¥120

The following tables provide information about
available-for-sale
debt securities with gross unrealized losses (including allowance for credit losses) and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2020 and 2021, respectively:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
March 31, 2020

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥116,967	¥(2,881)	¥165,642	¥(4,434)	¥282,609	¥(7,315)
Japanese prefectural and foreign municipal bond securities	143,563	(3,413)	219	(1)	143,782	(3,414)
Corporate debt securities	260,738	(4,643)	22,631	(3,232)	283,369	(7,875)
CMBS and RMBS in the Americas	30,830	(7,486)	5,768	(1,728)	36,598	(9,214)
Other asset-backed securities and debt securities	26,612	(3,759)	22,727	(10,135)	49,339	(13,894)

	¥578,710	¥(22,182)	¥216,987	¥(19,530)	¥795,697	¥(41,712)

March 31, 2021

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥475,023	¥(21,472)	¥264,105	¥(10,177)	¥739,128	¥(31,649)
Japanese prefectural and foreign municipal bond securities	48,367	(519)	63,316	(2,213)	111,683	(2,732)
Corporate debt securities	231,552	(5,798)	141,559	(4,938)	373,111	(10,736)
CMBS and RMBS in the Americas	345	(6)	24,782	(1,754)	25,127	(1,760)
Other asset-backed securities and debt securities	4,296	(112)	29,750	(1,152)	34,046	(1,264)

	¥759,583	¥(27,907)	¥523,512	¥(20,234)	¥1,283,095	¥(48,141)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about
available-for-sale
debt securities with gross unrealized losses for which allowance for credit losses were not recorded and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2021:
March 31, 2021

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥475,023	¥(21,472)	¥264,105	¥(10,177)	¥739,128	¥(31,649)
Japanese prefectural and foreign municipal bond securities	45,486	(399)	63,316	(2,213)	108,802	(2,612)
Corporate debt securities	231,552	(5,798)	141,559	(4,938)	373,111	(10,736)
CMBS and RMBS in the Americas	345	(6)	24,782	(1,754)	25,127	(1,760)
Other asset-backed securities and debt securities	4,296	(112)	29,750	(1,152)	34,046	(1,264)

	¥756,702	¥(27,787)	¥523,512	¥(20,234)	¥1,280,214	¥(48,021)

The number of investment securities that were in an unrealized loss position as of March 31, 2020 and 2021 were 678 and 638, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

As of March 31, 2021, the amount of accrued revenues on
available-for-sale
debt securities was ¥7,374 million, which was included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no allowance for credit losses for accrued interest receivables as of March 31, 2021.
Credit Losses Standard has been adopted since April 1, 2020.
For debt securities other than trading, before the adoption of Credit Losses Standard, in the case of the fair value being below the amortized cost, the Company and its subsidiaries assess whether the debt securities are other-than-temporarily impaired on the basis of all available information about the collectability. The Company and its subsidiaries do not consider debt securities other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt securities, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost. On the other hand, the Company and its subsidiaries consider debt securities other-than-temporarily impaired if any of the three conditions mentioned above are not met.
For debt securities other than trading securities, after the adoption of Credit Losses Standard, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earning through an allowance for credit losses
.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance of credit losses, the Company and its subsidiaries consider the existence of credit losses if the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written-off
and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.
Credit losses related to
available-for-sale
debt securities recognized for fiscal 2021 were resulting from foreign municipal bond securities due to a decrease in the occupancy rate of the underlying assets. The evaluation of credit losses with available-for-sale
debt securities is compared to the amortized cost of debt securities with the present value of cash flows estimated based on a number of overall conditions, including estimated fair value of the underlying receivables and the repayment priority of the securities. Because the Company and its subsidiaries do not intend to sell the debt security or it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, the Company and its subsidiaries recognized the allowance for credit losses.
Unrealized losses on
available-for-sale
debt securities mainly result from changes in market interest rates and foreign exchange rates, and changes in risk premiums. In order to evaluate the recoverability of the available-for-sale
debt securities, the Company and its subsidiaries utilize all available information such as issuer’s financial condition and business outlook. The fair value of Japanese and foreign government bond securities, Japanese prefectural and foreign municipal bond, and corporate debt securities is mainly estimated based on prices for similar assets. If there are no prices for similar assets available, the fair value of these securities is estimated by using discounted cash flow methodologies and broker quotes. The fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities refers to prices from independent pricing service vendors and brokers, such as trading prices and bit prices. If the Company and its subsidiaries cannot rely on such prices, the fair value is calculated by using discounted cash flow methodologies and broker quotes. In discounted cash flow methodologies, future cash flows estimated based on a number of assumptions such as default rate, prepayment rate, and seniority are discounted by discount rate adjusted for credit risk and liquidity risk.
The other-than-temporary impairment losses recognized in other comprehensive income (loss) and earnings for fiscal 2019 and 2020 are as follows:

	Millions of yen
	2019	2020
Total other-than-temporary impairment losses	¥1,359	¥0
Portion of loss recognized in other comprehensive income (before taxes)	(136)	0

Net Impairment losses recognized in earnings	¥1,223	¥0

During fiscal 2019, other-than-temporary impairment losses related to debt securities are recognized mainly on certain foreign municipal bond securities and certain other asset-backed securities. These securities have experienced credit losses due to deterioration in utilization rates and a decline in value of the underlying assets. The credit loss assessment is made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed securities, that were estimated based on a number o
f

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
For
available-for-sale
debt securities held as of March 31, 2019 and 2020, roll-forwards of the amount of accumulated other-than-temporary impairments related to credit losses for fiscal 2019 and 2020 are as follows:

	Millions of yen
	2019	2020
Beginning	¥1,021	¥2,102
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	1,103	0
Reduction during the period:
For securities sold or redeemed	(22)	0

Ending	¥2,102	¥2,102

In addition, the
non-credit
loss component on the other-than-temporary impaired
available-for-sale
debt securities mentioned above is recognized in other comprehensive income (loss), net of applicable income taxes. These impairments included the amount of unrealized gains or losses for the changes in fair value of the available-for-sale
debt securities after recognition of other-than-temporary impairments in earnings. Unrealized gains and unrealized losses recorded in accumulated other comprehensive income (loss) on these available-for-sale
debt securities as of March 31, 2019 and 2020 were not material.
The following is a summary of the contractual maturities of
available-for-sale
debt securities and
held-to-maturity
debt securities held as of March 31, 2021:
Available-for-sale
debt securities held as of March 31, 2021

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥37,257	¥37,380
Due after one to five years	303,251	306,218
Due after five to ten years	557,027	558,303
Due after ten years	1,129,232	1,102,016

	¥2,026,767	¥2,003,917

Held-to-maturity
debt securities held as of March 31, 2021

	Millions of yen
	Amortized cost	Fair value
Due after five to ten years	¥11,246	¥13,093
Due after ten years	102,544	126,039

	¥113,790	¥139,132

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Debt securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.
Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.
Included in finance revenues in the consolidated statements of income is interest income on investment securities of ¥14,745 million, ¥13,657 million and ¥11,870 million for fiscal 2019, 2020 and 2021, respectively.

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
During fiscal 2019, 2020 and 2021, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥475,904 million, ¥643,422 million and ¥1,306,495 million, respectively. For fiscal 2019, 2020 and 2021, gains (losses) from the securitization and transfer of loans were ¥16,342 million, ¥20,635 million and ¥36,624 million, respectively, which is included in finance revenues in the consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets during fiscal 2020 and 2021 are as follows:

	Millions of yen
	2020	2021
Beginning balance	¥31,572	¥57,705
Increase mainly from loans sold with servicing retained ?	33,061	17,434
Decrease mainly from amortization	(6,229)	(12,597)
Increase (Decrease) from the effects of changes in foreign exchange rates	(699)	1,212

Ending balance	¥57,705	¥63,754

*	Increase mainly from loans sold with servicing retained includes increases in connection with acquisitions of subsidiaries.
The fair value of the servicing assets as of March 31, 2020 and 2021 are as follows:

	Millions of yen
	March 31, 2020	March 31, 2021
Beginning balance	¥39,846	¥60,419
Ending balance	¥60,419	¥74,135

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
March 31, 2021

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,996	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	63,935	12,977	17,923	3,720
(d) VIEs for corporate rehabilitation support business	431	158	0	0
(e) VIEs for investment in securities	104,364	316	35	0
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	266,662	158,620	266,662	828
(g) VIEs for securitization of loan receivable originated by third parties	511	992	511	0
(h) VIEs for power generation projects	304,064	226,224	285,149	35,194
(i) Other VIEs	171,344	67,346	144,260	0

Total	¥913,307	¥466,633	¥714,540	¥39,742

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs
March 31, 2020

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥8,508	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	51,746	0	4,542	4,542
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	3,820,403	0	55,645	72,527
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,239,325	0	15,663	15,668
(h) VIEs for power generation projects	25,037	0	1,719	1,719
(i) Other VIEs	200,325	2,837	10,523	13,476

Total	¥5,345,344	¥2,837	¥89,083	¥108,923

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
March 31, 2021

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥27,273	¥1,255	¥991	¥2,246
(b) VIEs for acquisition of real estate and real estate development projects for customers	317,027	6,905	4,884	11,789
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	4,108,847	0	56,818	75,607
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	709	0	2	2
(g) VIEs for securitization of loan receivable originated by third parties	1,485,653	0	18,268	18,271
(h) VIEs for power generation projects	10,103	0	442	442
(i) Other VIEs	370,516	2,845	10,101	12,946

Total	¥6,320,128	¥11,005	¥91,506	¥121,303

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.
(a) VIEs for liquidating customer assets
The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse
loans from financial institutions and have an equity investment made by the customer. The Company and its subsidiaries provide non-recourse
loans to such VIEs and make investments in them. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in other assets in the Company’s consolidated balance sheets.
(b) VIEs for acquisition of real estate and real estate development projects for customers
Customers, and the Company and its subsidiaries, are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.
The Company and its subsidiaries provide
non-recourse
loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents, and investment in affiliates.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
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
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash, net investment in leases and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs. Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in restricted cash in the Company’s consolidated balance sheets.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in short-term debt, long-term debt, and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
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

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a way to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse
loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPE.
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
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
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
VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
15. Investment in Affiliates
Investment in affiliates at March 31, 2020 and 2021 consists of the following:

	Millions of yen
	2020	2021
Shares	¥770,750	¥853,937
Loans and others	50,912	33,827

	¥821,662	¥887,764

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥153,868 million and ¥166,296 million, respectively, as of March 31, 2020 and ¥136,755 million and ¥169,928 million, respectively, as of March 31, 2021.
In fiscal 2019, 2020 and 2021, the Company and its subsidiaries received dividends from affiliates of ¥17,334 million, ¥38,372 million and ¥15,416 million, respectively.
In the Company’s consolidated balance sheets, the book value of investment in affiliates over the underlying equity in the net assets of such affiliates as of date of the most recent available financial statements of the investees were ¥81,182 million and ¥131,600 million as of March 31, 2020 and 2021, respectively.
The basis differences mainly consist of goodwill and fair value adjustments for fixed assets. The basis differences would be amortized and adjusted for impairment, if any, and the changes in the differences are included in equity in net income of affiliates.
 Companies comprising a significant portion of investment in affiliates were Avolon Holdings Limited (30% of equity share) and Kansai Airports (40% of equity share) as of March 31, 2020 and 2021.
Combined and condensed information relating to the affiliates for fiscal 2019, 2020 and 2021 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	2019	2020	2021
Operations:
Total revenues	¥1,606,565	¥1,674,184	¥1,155,974
Income before income taxes	187,203	206,637	85,667
Net income	114,271	140,540	74,008

Financial position:
Total assets	¥11,473,689	¥12,499,794	¥12,858,129
Total liabilities	7,542,997	8,428,007	9,203,980
Total equity	3,930,692	4,071,787	3,654,149
The Company and its subsidiaries had no significant transactions with these companies except as described above.

F-9
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

16. Goodwill and Other Intangible Assets
Changes in goodwill by reportable segmen
t
 for fiscal 2019, 2020 and 2021 are as follows:

	Millions of yen
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit
Balance at March 31, 2018
Goodwill	¥65,836	¥32,409	¥61,252	¥183	¥4,452	¥10,971
Accumulated impairment losses	(837)	(8,708)	0	(39)	0	0
	64,999	23,701	61,252	144	4,452	10,971
Acquired	0	0	27,569	0	0	0
Impairment	0	0	0	0	0	0
Other (net)*	(270)	(7,231)	34	0	0	0

Balance at March 31, 2019
Goodwill	65,566	16,470	88,855	183	4,452	10,971
Accumulated impairment losses	(837)	0	0	(39)	0	0
	64,729	16,470	88,855	144	4,452	10,971
Acquired	1,299	0	22,772	3,933	672	0
Impairment	0	0	0	0	0	0
Other (net)*	0	(111)	(22,172)	0	0	0

Balance at March 31, 2020
Goodwill	66,865	16,359	89,455	4,116	5,124	10,971
Accumulated impairment losses	(837)	0	0	(39)	0	0
	66,028	16,359	89,455	4,077	5,124	10,971
Acquired	478	0	47,011	0	0	0
Impairment	(12)	0	0	0	0	0
Other (net)*	7	0	(14,002)	(3,933)	(109)	0

Balance at March 31, 2021
Goodwill	67,350	16,359	122,464	183	5,015	10,971
Accumulated impairment losses	(849)	0	0	(39)	0	0

	¥66,501	¥16,359	¥122,464	¥144	¥5,015	¥10,971

F-9
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Aircraft and Ships	ORIX USA	ORIX Europe	Asia and Australia	Total
Balance at March 31, 2018
Goodwill	¥587	¥65,692	¥132,166	¥8,033	¥381,581
Accumulated impairment losses	(587)	0	0	(2,785)	(12,956)
	0	65,692	132,166	5,248	368,625
Acquired	0	44,897	0	0	72,466
Impairment	0	0	0	0	0
Other (net)*	0	3,212	(6,035)	(122)	(10,412)

Balance at March 31, 2019
Goodwill	587	113,801	126,131	7,911	434,927
Accumulated impairment losses	(587)	0	0	(2,785)	(4,248)
	0	113,801	126,131	5,126	430,679
Acquired	0	17,846	0	0	46,522
Impairment	0	0	0	0	0
Other (net)*	0	(2,401)	(8,178)	(521)	(33,383)

Balance at March 31, 2020
Goodwill	587	129,246	117,953	7,390	448,066
Accumulated impairment losses	(587)	0	0	(2,785)	(4,248)
	0	129,246	117,953	4,605	443,818
Acquired	0	0	11,697	0	59,186
Impairment	0	(1,494)	0	0	(1,506)
Other (net)*	0	566	10,847	402	(6,222)

Balance at March 31, 2021
Goodwill	587	129,812	140,497	7,792	501,030
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	(5,754)

	¥0	¥128,318	¥140,497	¥5,007	¥495,276

Note:
Since April 1, 2020, our reportable segments have been reorganized and the amounts for the previous fiscal years have been retrospectively reclassified. For further information about the reorganization, see Note 34 “Segment Information.”

*	Other includes foreign currency translation adjustments, decreases due to sale of ownership interest in subsidiaries and certain other reclassifications.
As a result of the impairment test, the Company and its subsidiaries recognized no impairment losses on goodwill during fiscal 2019 and 2020. The Company and its subsidiaries recognized impairment losses on goodwill of ¥12 million in Corporate Financial Services and Maintenance Leasing segment, and ¥1,494 million in ORIX USA segment during fiscal 2021. These impairment losses are accounted in other (income) and expense. The fair values of these reporting units were measured using mainly discounted cash flow methodologies and business enterprise value multiples methodologies.

F-9
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Other intangible assets at March 31, 2020 and 2021 consist of the following:

	Millions of yen
	2020	2021
Indefinite-lived intangible assets:
Trade names	¥69,321	¥67,888
Asset management contracts	141,069	161,081
Others	4,192	5,312

	214,582	234,281

Intangible assets subject to amortization:
Software	119,666	129,695
Customer relationships	137,923	155,807
Others	88,189	90,354

	345,778	375,856
Accumulated amortization	(155,868)	(184,589)

Net	189,910	191,267

	¥404,492	¥425,548

The aggregate amortization expenses for intangible assets are ¥31,752 million, ¥32,189 million and ¥28,748 million in fiscal 2019, 2020 and 2021, respectively.
The estimated amortization expenses for each of five succeeding fiscal years are ¥30,129 million in fiscal 2022, ¥25,434 million in fiscal 2023, ¥21,525 million in fiscal 2024, ¥17,983 million in fiscal 2025 and ¥14,747 million in fiscal 2026, respectively.
Intangible assets subject to amortization increased during fiscal 2021 are ¥38,325 million. They mainly consist of ¥13,693 million of software and ¥19,304 million of customer relationships recognized in acquisitions. The weighted average amortization periods for the software and the customer relationships recognized in acquisitions are 5 years and 17 years, respectively.
As a result of the impairment test, the Company and its subsidiaries recognized impairment losses of ¥606 million on intangible assets included in Aircraft and Ships segment during fiscal 2019. The Company and its subsidiaries recognized impairment losses of ¥329 million on intangible assets included in Corporate Financial Services and Maintenance Leasing segment during fiscal 2020. The Company and its subsidiaries recognized impairment losses of ¥2 million on intangible assets included in Corporate Financial Services and Maintenance Leasing segment, ¥217 million on intangible assets included in Real Estate segment, ¥4 million on intangible assets included in PE Investment and Concession segment, ¥2 million on intangible assets included in Environment and Energy segment, ¥505 million on intangible assets included in Aircraft and Ships segment, and ¥414 million on intangible assets included in ORIX USA segment during fiscal 2021. The impairment losses for fiscal 2019 and 2021 are included in other (income) and expense in the consolidated statements of income, and the impairment losses for fiscal 2020 are included in selling, general and administrative expenses in the consolidated statements of income. These impairment losses are recognized due to the reduction in the estimated future cash flow, which brought the fair values of the intangible assets below its carrying amount. The fair values of these intangible assets were measured using mainly discounted cash flow methodologies.

F-9
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

17. Short-Term and Long-Term Debt
Short-term debt consists of borrowings from financial institutions and commercial paper.
The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2020 and 2021 are as follows:
March 31, 2020

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥131,822	1.0%
Short-term debt outside Japan, mainly from banks	187,300	2.2
Commercial paper in Japan	12,998	0.1
Commercial paper outside Japan	4,712	2.6

	¥336,832	1.7

March 31, 2021

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥81,726	0.3%
Short-term debt outside Japan, mainly from banks	209,852	1.9
Medium-term note outside Japan	1,336	3.0
Commercial paper in Japan	12,999	0.0
Commercial paper outside Japan	1,356	1.0

	¥307,269	1.4

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2020 and 2021 are as follows:
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

F-9
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2021

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2022~2037	¥519,858	1.2%
Floating rate	2022~2077	2,038,098	0.8
Insurance companies and others:
Fixed rate	2023~2039	328,790	0.8
Floating rate	2023~2077	302,337	0.6
Unsecured bonds	2023~2081	927,088	1.5
Unsecured notes under medium-term note program	2023~2027	141,296	3.1
Payables under securitized loan receivables and investment in securities	2022~2043	159,366	3.2

		¥4,416,833	1.1

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2021 is as follows:

Years ending March 31,	Millions of yen
2022	¥704,742
2023	646,866
2024	654,121
2025	513,130
2026	371,855
Thereafter	1,526,119

Total	¥4,416,833

Borrowings with floating rate from banks, insurance companies and others include the amount of ¥94,000 million of subordinated syndicated loan (hybrid loan executed in fiscal 2017, whose maturity date is fiscal 2077), of which ¥60,000 million and ¥34,000 million may be repaid after 5 years, and 7 years respectively.
Unsecured bonds include the amount of ¥150,000 million of unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds). Out of this amount, ¥100,000 million was executed in fiscal 2020, and will mature in fiscal 2080, of which ¥60,000 million and ¥40,000 million may be redeemed after 5 years, and 10 years respectively. ¥
50,000
million was executed in fiscal 2021, and will mature in fiscal 2081, of which
¥29,000 million and ¥21,000 million may be redeemed after 5 years, and 10 years respectively.
For borrowings from banks, insurance companies and other financial institutions, for bonds, and for medium-term notes, principal repayments are made upon maturity of the loan contracts and interest payments are usually paid semi-annually.
During fiscal 2019, 2020 and 2021, the Company and certain subsidiaries recognized net amortization expenses of premiums and discounts of bonds and medium-term notes, and deferred issuance costs of bonds and medium-term notes in the amount of ¥1,005 million, ¥989 million and ¥1,010 million, respectively.

F-9
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Total committed credit lines for the Company and its subsidiaries were ¥569,862 million and ¥612,737 million at March 31, 2020 and 2021, respectively, and, of these lines, ¥427,564 million and ¥524,451 million were available at March 31, 2020 and 2021, respectively. Of the available committed credit lines, ¥293,424 million and ¥465,104 million were long-term committed credit lines at March 31, 2020 and 2021, respectively.
The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.
Other than the assets of the consolidated VIEs pledged as collateral for financing (see Note 14 “Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2021:

Millions of yen
Lease payments, loans and investment in operating leases	¥125,196
Investment in securities	172,503
Property under facility operations	27,125
Other assets and other	14,026

¥338,850

As of March 31, 2021, debt liabilities w
e
re
 secured by shares of subsidiaries of ¥226,987 million, which were eliminated through consolidation adjustment, and debt liabilities of affiliates were secured by investment in affiliates of ¥50,538 million. As of March 31, 2021, debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥10,101 million. In addition, ¥73,191 million was pledged primarily by investment in securities for collateral deposits and deposit for real estate transaction as of March 31, 2021.
Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2021.
18. Deposits
Deposits at March 31, 2020 and 2021 consist of the following:

	Millions of yen
	2020	2021
Time deposits	¥1,752,755	¥1,860,253
Other deposits	478,948	457,532

Total	¥2,231,703	¥2,317,785

The balances of time deposits and certificates of deposit issued in amounts of ¥10 million or more were ¥1,064,398 million and ¥1,012,834 million at March 31, 2020 and 2021, respectively.

F-9
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The maturity schedule of time deposits at March 31, 2021 is as follows:

Years ending March 31,	Millions of yen
2022	¥703,941
2023	279,490
2024	341,683
2025	281,527
2026	253,612
Thereafter	0

Total	¥1,860,253

19. Income Taxes
Income before income taxes and the provision for income taxes in fiscal 2019, 2020 and 2021 are as follows:

	Millions of yen
	2019	2020	2021
Income before income taxes:
Japan	¥254,352	¥223,327	¥171,569
Overseas	141,378	189,234	115,992

	¥395,730	¥412,561	¥287,561

Provision for income taxes:
Current—
Japan	¥83,995	¥55,577	¥45,262
Overseas	19,824	35,370	19,967

	103,819	90,947	65,229

Deferred—
Japan	(51,795)	9,643	10,642
Overseas	16,667	5,247	14,876

	(35,128)	14,890	25,518

Provision for income taxes	¥68,691	¥105,837	¥90,747

In fiscal 2019, 2020 and 2021, the Company and its subsidiaries in Japan were subject to a National Corporation tax of approximately
24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutor
y
 income tax rate of approximately 31.5
%
.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
Reconciliations of the differences between the tax provision computed at the statutory rate and the consolidated provision for income taxes in fiscal 2019, 2020 and 2021 are as follows:

	Millions of yen
	2019	2020	2021
Income before income taxes	¥395,730	¥412,561	¥287,561

Tax provision computed at statutory rate	¥124,655	¥129,957	¥90,582
Increases (reductions) in taxes due to:
Change in valuation allowance	(329)	2,505	6,808
Nondeductible expenses	4,431	4,319	2,751
Nontaxable income	(15,176)	(3,612)	(1,629)
Effect of lower tax rates on certain subsidiaries	(17,950)	(24,862)	(12,895)
Effect of investor taxes on earnings of subsidiaries	(26,756)	3,039	4,590
Effect of the tax law and rate changes	(1,264)	(6,642)	1,158
Other, net	1,080	1,133	(618)

Provision for income taxes	¥68,691	¥105,837	¥90,747

The effective income tax rate is different from the statutory tax rate primarily because of certain nondeductible expenses, nontaxable income, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries, effect of investor taxes on earnings of subsidiaries, and the effect of tax law changes.
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
Total income tax expense recognized in fiscal 2019, 2020 and 2021 was allocated as follows:

	Millions of yen
	2019	2020	2021
Provision for income taxes	¥68,691	¥105,837	¥90,747
Income tax expense (benefit) allocated to other comprehensive income (loss):
Net change of unrealized gains (losses) on investment in securities	4,013	(7,016)	(6,212)
Net change of debt valuation adjustments	90	340	(349)
Net change of defined benefit pension plans	(2,864)	448	2,615
Net change of foreign currency translation adjustments	729	10,276	(13,958)
Net change of unrealized gains (losses) on derivative instruments	(1,258)	(2,163)	1,883
Adjustments to retained earnings for changes in accounting principles *	(967)	0	(17,113)
Other direct adjustments to shareholders’ equity	0	0	1,521

Total income tax expense	¥68,434	¥107,722	¥59,134

*	The amount for fiscal 2019 reflects the tax effect of the adoption of Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)),

F-9
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Accounting Standards Update 2016-01 (“Recognition and Measurement of Financial Assets and Financial Liabilities”—ASC 825-10 (“Financial Instruments—Overall”)), and Accounting Standards Update 2016-16 (“Intra-Entity Transfers of Assets Other Than Inventory”—ASC 740 (“Income Taxes”)). The amount for fiscal 2021 reflects the tax effect of the adoption of Credit Losses Standard. For further information about Credit Losses Standard, see Note 1 “Significant Accounting and Reporting Policies (ai) New accounting pronouncements.”

The tax effects of temporary differences and carryforwards giving rise to the deferred tax assets and liabilities at March 31, 2020 and 2021 are as follows:

	Millions of yen
	2020	2021
Assets:
Net operating loss carryforwards	¥22,471	¥25,083
Allowance for doubtful receivables on finance leases and probable loan losses	14,557	0
Allowance for credit losses	0	25,322
Investment in securities	11,305	9,983
Accrued expenses	18,978	24,393
Investment in operating leases	11,654	12,911
Property under facility operations	8,091	8,480
Installment loans	4,353	4,392
Unrealized losses on investment in securities	4,877	7,859
Lease liabilities	78,697	85,422
Other	56,169	61,002

	231,152	264,847
Less: valuation allowance	(15,369)	(21,560)

	215,783	243,287
Liabilities:
Net investment in Leases	8,594	9,705
Investment in operating leases	105,667	111,102
Unrealized gains on investment in securities	4,687	2,502
Deferred insurance policy acquisition costs	62,321	69,249
Policy liabilities and policy account balances	42,949	62,274
Property under facility operations	17,352	10,183
Other intangible assets	97,383	112,234
Undistributed earnings	47,878	38,408
Prepaid benefit cost	8,837	12,187
Advances paid	10,218	11,742
Right-of-use assets	79,642	86,064
Other	31,318	19,973

	516,846	545,623

Net deferred tax liabilit y	¥301,063	¥302,336

Net deferred tax assets and liabilities at March 31, 2020 and 2021 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2020	2021
Other assets	¥27,084	¥38,954
Income taxes: Deferred	328,147	341,290

Net deferred tax liability	¥301,063	¥302,336

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The valuation allowance is primarily recognized for deferred tax assets of consolidated subsidiaries with operating loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and operating loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2021. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were decreases of
¥1,520
million in fiscal 2019, increases of
 ¥2,213 million in fiscal 2020, and increases of ¥6,191
million in fiscal 2021. The decrease in the total valuation allowance recognized in earnings due to the utilization of net operating loss carryforwards were
¥2,648
million in fiscal 2019
,
¥890
million in fiscal 2020 and ¥553 million in fiscal 2021. The adjustments to the beginning-of-the-year amount in the total valuation allowance resulting from changes in judgment about the realizability of deferred tax assets in future years were net increases of
¥728
 million in fiscal 2019 (increases of
¥1,044
million and decreases of
¥316
million on a gross basis), net decreases of
¥576
million in fiscal 2020 (increases of
 ¥942 million and decreases of ¥1,518
million on a gross basis), and net decreases of
¥743
million in fiscal 2021 (increases of ¥
1,032

million and decreases of ¥
1,775

million on a gross basis), respectively.
The Company and certain subsidiaries have net operating loss carryforwards of ¥226,385 million at March 31, 2021, which expire as follows:

Years ending March 31,	Millions of yen
2022	¥7,307
2023	8,757
2024	17,895
2025	10,279
2026	24,346
Thereafter	121,639
Indefinite period	36,162

Total	¥226,385

The unrecognized tax benefits as of March 31, 2020 and 2021 were not material. The Company and its subsidiaries do not believe that it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2021.
The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2020 and 2021, and in the consolidated statements of income for the fiscal 2019, 2020 and 2021 were not material.
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination in Japan for the tax years prior to fiscal 2019, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2016, respectively.
Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2016. Subsidiaries in the Netherlands remain subject to a tax examination for the tax years after fiscal 2015.

F
-100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
The funded status of the defined benefit pension plans, which consists of Japanese plans and overseas plans, as of March 31, 2020 and 2021 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2020	2021	2020	2021
Change in benefit obligation:
Benefit obligation at beginning of year	¥110,661	¥110,467	¥107,812	¥103,616
Service cost	5,879	5,831	3,566	3,288
Interest cost	585	698	1,634	1,711
Actuarial loss (income)	(3,935)	(1,550)	(2,465)	12,550
Plan participant’s contributions	0	0	392	0
Benefits paid	(4,111)	(4,379)	(1,788)	(2,013)
Business combinations	1,399	3,087	0	0
Divestitures	—	0	(237)	0
Plan amendments	(11)	402	(1,126)	121
Foreign currency exchange rate change	0	0	(4,172)	9,300

Benefit obligation at end of year	110,467	114,556	103,616	128,573

Change in plan assets:
Fair value of plan assets at beginning of year	123,628	122,780	96,837	96,994
Actual return on plan assets	(2,790)	11,301	3,114	13,913
Employer contribution	3,821	3,876	2,333	2,027
Plan participant’s contributions	0	0	392	0
Benefits paid	(3,429)	(3,565)	(1,683)	(1,835)
Business combinations	1,550	0	0	0
Divestitures	0	0	(187)	0
Foreign currency exchange rate change	0	0	(3,812)	8,759

Fair value of plan assets at end of year	122,780	134,392	96,994	119,858

The funded status of the plans	¥12,313	¥19,836	¥(6,622)	¥(8,715)

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in other assets	¥24,521	¥34,940	¥11	¥28
Accrued benefit liability included in other liabilities	(12,208)	(15,104)	(6,633)	(8,743)

Net amount recognize d	¥12,313	¥19,836	¥(6,622)	¥(8,715)

F
-101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax,
at March 31, 2020 and 2021 consisted of:

	Millions of yen
	Japanese plans		Overseas plans
	2020	2021	2020	2021
Net prior service credit	¥545	¥(35)	¥1,446	¥1,277
Net actuarial loss	(28,863)	(17,119)	(12,293)	(15,344)
Net transition obligation	0	0	0	1

Total recognized in accumulated other comprehensive loss, pre-tax	¥(28,318)	¥(17,154)	¥(10,847)	¥(14,066)

The accumulated benefit obligations for all Japanese defined benefit pension plans were ¥98,964 million and ¥102,148 million, respectively, at March 31, 2020 and 2021. The accumulated benefit obligations for all overseas defined benefit pension plans were ¥96,959 million and ¥121,459 million, respectively, at March 31, 2020 and 2021.
The accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2020 and 2021 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2020	2021	2020	2021
Accumulated benefit obligations	¥20,095	¥14,396	¥6,498	¥115,518
Fair value of plan assets	8,129	0	5,355	113,748

The projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets at March 31, 2020 and 2021 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2020	2021	2020	2021
Projected benefit obligations	¥20,337	¥15,104	¥103,283	¥123,155
Fair value of plan assets	8,129	0	96,954	114,412

F-10
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Net pension cost of the plans for fiscal 2019, 2020 and 2021 consists of the following:

	Millions of yen
	2019	2020	2021
Japanese plans:
Service cost	¥5,526	¥5,879	¥5,831
Interest cost	721	585	698
Expected return on plan assets	(2,723)	(2,806)	(2,427)
Amortization of prior service credit	(897)	(820)	(178)
Amortization of net actuarial loss	844	1,156	1,320
Amortization of transition obligation	—	0	0

Net periodic pension cost	¥3,471	¥3,994	¥5,244

Overseas plans:
Service cost	¥3,186	¥3,566	¥3,288
Interest cost	2,002	1,634	1,711
Expected return on plan assets	(4,407)	(4,262)	(3,618)
Amortization of prior service credit	(174)	(208)	(269)
Amortization of net actuarial loss	75	739	313
Amortization of transition obligation	7	1	1

Net periodic pension cost	¥689	¥1,470	¥1,426

Note:	The components of net periodic pension cost other than the service cost component are included in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2019, 2020 and 2021 are summarized as follows:

	Millions of yen
	2019	2020	2021
Japanese plans:
Current year actuarial gain (loss)	¥(5,078)	¥(1,629)	¥10,424
Amortization of net actuarial loss	844	1,156	1,320
Prior service credit due to amendments	20	0	(402)
Amortization of prior service credit	(897)	(820)	(178)
Amortization of transition obligation	—	0	0

Total recognized in other comprehensive income (loss), pre-tax	¥(5,111)	¥(1,293)	¥11,164

Overseas plans:
Current year actuarial gain (loss)	¥(5,553)	¥1,117	¥(2,308)
Amortization of net actuarial loss	75	739	313
Prior service credit due to amendments	50	1,097	(10)
Amortization of prior service credit	(174)	(208)	(269)
Amortization of transition obligation	7	1	1
Foreign currency exchange rate change	496	524	(946)

Total recognized in other comprehensive income (loss), pre-tax	¥(5,099)	¥3,270	¥(3,219)

F-10
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The Company and certain subsidiaries use March 31 as a measurement date for all of our material plans.
Significant assumptions of Japanese pension plans and overseas pension plans used to determine these amounts are as follows:

Japanese plans	2019	2020	2021
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	0.5%	0.6%	0.7%
Rate of increase in compensation levels	4.4%	4.0%	4.0%
Interest crediting rate for cash balance plans	1.5%	1.5%	1.5%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	0.7%	0.5%	0.6%
Rate of increase in compensation levels	4.6%	4.4%	4.0%
Expected long-term rate of return on plan assets	2.2%	2.2%	2.0%
Interest crediting rate for cash balance plans	1.5%	1.5%	1.5%

Overseas plans	2019	2020	2021
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	1.7%	1.7%	1.0%
Rate of increase in compensation levels	2.4%	2.2%	2.2%
Interest crediting rate for cash balance plans	—	—	—
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.0%	1.7%	1.7%
Rate of increase in compensation levels	2.4%	2.4%	2.2%
Expected long-term rate of return on plan assets	4.7%	3.7%	3.3%
Interest crediting rate for cash balance plans	—	—	—
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

F-10
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The fair value of Japanese pension plan assets at March 31, 2020 and 2021, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurements.”

	Millions of yen
	March 31, 2020
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥14,434	¥0	¥0	¥0
Other than Japan
Pooled funds*2	15,207	0	0	0
Debt securities:
Japan
Pooled funds*3	26,133	0	0	0
Other than Japan
Pooled funds*4	33,930	0	0	0
Other assets:
Life insurance company general accounts*5	28,591	0	28,591	0
Others*6	4,485	0	4,485	0

	¥122,780	¥0	¥33,076	¥0

*1	These funds invest in listed shares including shares of ORIX Corporation in the amounts of ¥17 million at March 31, 2020.
*2	These funds invest in listed shares.
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
5

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

	Millions of yen
	March 31, 2021
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥17,823	¥0	¥0	¥0
Other than Japan
Pooled funds*2	22,231	0	0	0
Debt securities:
Japan
Pooled funds*3	24,127	0	0	0
Other than Japan
Pooled funds*4	36,386	0	0	0
Other assets:
Life insurance company general accounts*5	28,977	0	28,977	0
Others*6	4,848	0	4,848	0

	¥134,392	¥0	¥33,825	¥0

*1	These funds invest in listed shares including shares of ORIX Corporation in the amounts of ¥22 million at March 31, 2021.
*2	These funds invest in listed shares.
*3
These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥51 million at March 31, 2021.

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
At March 31, 2021, our policy for the portfolio of plans consists of three major components: approximately 30% is invested in equity securities, approximately 50% is invested in debt securities and approximately 20% is invested in other assets, primarily consisting of investments in life insurance company general accounts.
Level 2 assets are comprised principally of investments in life insurance company general accounts. Investments in life insurance company general accounts are valued at conversion value. Pooled funds are valued at the net asset value per share at the measurement date and they have not been classified in the fair value hierarchy.

F
-106

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The fair value of overseas pension plan assets at March 31, 2020 and 2021, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurements.”

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

F
-107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Each level into which assets are categorized is based on inputs used to measure the fair value of the assets. Level 1 assets are comprised principally of equity securities and debt securities, which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are comprised principally of debt securities and investments in life insurance company general accounts. Investments in life insurance company general accounts are valued at conversion value. Pooled funds are valued at the net asset value per share at the measurement date and they have not been classified in the fair value hierarchy
.

	Millions of yen
	March 31, 2021
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares	¥58,483	¥58,483	¥0	¥0
Pooled funds*1	617	0	0	0
Debt securities:
Other than Japan
Government bonds	52,245	52,245	0	0
Municipal bonds	4,589	0	4,589	0
Other assets:
Life insurance company general accounts*2	325	0	325	0
Others*3	3,599	0	3,599	0

	¥119,858	¥110,728	¥8,513	¥0

*1	These funds invest in listed shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.
At March 31, 2021, our policy for the portfolio of plans consists of two major components: approximately
50
% is invested in equity securities and approximately

50
% is invested in debt securities.
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
The Company and certain subsidiaries expect to contribute ¥3,897 million to its Japanese pension plans and ¥2,170 million to its overseas pension plans during the year ending March 31, 2022.

F-10
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

At March 31, 2021, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

	Millions of yen
Years ending March 31,	Japanese plans	Overseas plans
2022	¥3,436	¥1,670
2023	3,237	1,754
2024	3,486	1,801
2025	3,705	1,841
2026	3,875	1,891
2027-2031	21,927	11,572

Total	¥39,666	¥20,529

The cost recognized for Japanese defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2019, 2020 and 2021 were ¥1,728 million, ¥1,779 million and ¥1,873 million, respectively. The cost recognized for overseas defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2019, 2020 and 2021 were ¥2,504 million, ¥2,320 million and ¥2,446 million, respectively.
21. Redeemable Noncontrolling Interests
Changes in redeemable noncontrolling interests in fiscal 2019, 2020 and 2021 are as follows:

	Millions of yen
	2019	2020	2021
Beginning Balance	¥7,420	¥9,780	¥10,331
Adjustment of redeemable noncontrolling interests to redemption value	2,131	0	0
Transaction with noncontrolling interests	0	653	(10,028)
Comprehensive income (loss)
Net Income (loss)	404	384	(23)
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	326	(197)	(280)
Total other comprehensive income (loss)	326	(197)	(280)
Comprehensive income (loss)	730	187	(303)
Dividends	(501)	(289)	0

Ending Balance	¥9,780	¥10,331	¥0

22. Stock-Based Compensation
The Company has a number of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.
Stock-option program
Since fiscal 2010, the Company has not granted stock options, and there are no outstanding stock options and exercisable stock options as of March 31, 2020 and 2021.

F-1
09

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

In fiscal 2019, 2020 and 2021, the Company did
no
t recognize any stock-based compensation costs of its stock-option program. As of March 31, 2021, the Company had no unrecognized compensation costs.
The Company received ¥225 million in cash from the exercise of stock options during fiscal 2019.
The total intrinsic value of options exercised during fiscal 2019 was ¥25 million.
There are no stock options exercised during fiscal 2020 and 2021.
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
In fiscal 2021, the Company granted 427,916 points, and 204,680 points were settled for individuals who retired during fiscal 2021. Total points outstanding under the stock compensation program as of March 31, 2021 were 1,612,840 points. The points were adjusted for the
10-for-1
stock split implemented on April 1, 2013.
During fiscal 2019, 2020 and 2021, the Company recognized stock-based compensation costs of its stock compensation program in the amount of ¥413 million, ¥417 million and ¥885 million, respectively.

F-11
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

23. Accumulated Other Comprehensive Income (Loss)
Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders in fiscal 2019, 2020 and 2021 are as follows:

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

F-11
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2020	¥(5,001)	¥1,457	¥(26,375)	¥(72,471)	¥(16,142)	¥(118,532)

Net unrealized gains (losses) on investment in securities, net of tax of ¥5,702 million	(11,188)					(11,188)
Reclassification adjustment included in net income, net of tax of ¥510 million	6					6
Debt valuation adjustments, net of tax of ¥321 million		(826)				(826)
Reclassification adjustment included in net income, net of tax of ¥28 million		(73)				(73)
Defined benefit pension plans, net of tax of ¥(2,247) million			4,511			4,511
Reclassification adjustment included in net income, net of tax of ¥(368) million			819			819
Foreign currency translation adjustments, net of tax of ¥14,709 million				32,180		32,180
Reclassification adjustment included in net income, net of tax of ¥(751) million				4,066		4,066
Net unrealized gains (losses) on derivative instruments, net of tax of ¥40 million					(997)	(997)
Reclassification adjustment included in net income, net of tax of ¥(1,923) million					5,779	5,779

Total other comprehensive income (loss)	(11,182)	(899)	5,330	36,246	4,782	34,277

Less: Other Comprehensive Income Attributable to the Noncontrolling Interests	25	0	28	511	111	675

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	0	0	(280)	0	(280)

Balance at March 31, 2021*	¥(16,208)	¥558	¥(21,073)	¥(36,456)	¥(11,471)	¥(84,650)

*	As of March 31, 2021, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

F-11
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Amounts reclassified to net income from accumulated other comprehensive income (loss) for fiscal 2019, 2020 and 2021 are as follows:

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

F-11
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2020
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥2,366	Gains on investment securities and dividends
Sales of debt securities	6,710	Life insurance premiums and related investment income
Amortization of debt securities	(1,425)	Finance revenues
Amortization of debt securities	(894)	Life insurance premiums and related investment income

	6,757	Total before income tax
	(1,938)	Income tax (expense) or benefit

	¥4,819	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥62	Life insurance costs

	62	Total before income tax
	(17)	Income tax (expense) or benefit

	¥45	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,028	See Note 20 “Pension Plans”
Amortization of net actuarial loss	(1,895)	See Note 20 “Pension Plans”
Amortization of transition obligation	(1)	See Note 20 “Pension Plans”

	(868)	Total before income tax
	225	Income tax (expense) or benefit

	¥(643)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(5,760)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Write-downs of securities
Sales or liquidation, other	(7,245)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Write-downs of securities

	(13,005)	Total before income tax
	4,064	Income tax (expense) or benefit

	¥(8,941)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(775)	Interest expense
Foreign exchange contracts	(338)	Interest expense/Other (income) and expense
Foreign currency swap agreements	3,936	Interest expense/Other (income) and expense

	2,823	Total before income tax
	(652)	Income tax (expense) or benefit

	¥2,171	Net of tax

F-11
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2021
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥2,473	Gains on investment securities and dividends
Sales of debt securities	5,433	Life insurance premiums and related investment income
Amortization of debt securities	(1,468)	Finance revenues
Amortization of debt securities	(1,340)	Life insurance premiums and related investment income
Others	(4,594)	Write-downs of securities

	504	Total before income tax
	(510)	Income tax (expense) or benefit

	¥(6)	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥101	Life insurance costs

	101	Total before income tax
	(28)	Income tax (expense) or benefit

	¥73	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥447	See Note 20 “Pension Plans”
Amortization of net actuarial loss	(1,633)	See Note 20 “Pension Plans”
Amortization of transition obligation	(1)	See Note 20 “Pension Plans”

	(1,187)	Total before income tax
	368	Income tax (expense) or benefit

	¥(819)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(2,057)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	(2,760)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(4,817)	Total before income tax
	751	Income tax (expense) or benefit

	¥(4,066)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(1,522)	Interest expense
Foreign exchange contracts	(242)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(5,938)	Interest expense/Other (income) and expense

	(7,702)	Total before income tax
	1,923	Income tax (expense) or benefit

	¥(5,779)	Net of tax

F-1
15

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
24. ORIX Corporation Shareholders’ Equity
Changes in the number of shares issued in fiscal 2019, 2020 and 2021 are as follows:

	Number of shares
	2019	2020	2021
Beginning balance	1,324,495,728	1,324,629,128	1,324,629,128
Exercise of stock options	133,400	0	0
Cancellation of treasury stock	0	0	(38,904,648)

Ending balance	1,324,629,128	1,324,629,128	1,285,724,480

The Japanese Companies Act (the “Act”) provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in
capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in
capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, if specified in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2021 that a total of ¥52,438 million dividends shall be distributed to the shareholders of record as of March 31, 2021. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution.
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
paid-in
capital.
The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated
financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥754,973 million as of March 31, 2021.
Retained earnings at March 31, 2021 include ¥108,176 million relating to equity in undistributed earnings of the companies accounted for by the equity method.
As of March 31, 2021, the restricted net assets of certain subsidiaries include regulatory capital requirements mainly for banking and life insurance operations of ¥12,792 million.

F-11
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

25. Gains on Investment Securities and Dividends
Gains on investment securities and dividends in fiscal 2019, 2020 and 2021 consist of the following:

	Millions of yen
	2019	2020	2021
Net gains on investment securities	¥14,273	¥20,204	¥44,622
Dividends income	1,685	2,295	1,475

	¥15,958	¥22,499	¥46,097

*	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities.”
26. Life Insurance Operations
Life insurance premiums and related investment income in fiscal 2019, 2020 and 2021 consist of the following:

	Millions of yen
	2019	2020	2021
Life insurance premiums	¥330,811	¥360,583	¥403,799
Life insurance related investment income*	16,325	7,195	83,751

	¥347,136	¥367,778	¥487,550

*
Life insurance related investment income in fiscal 2019, 2020 and 2021 include net unrealized holding losses of ¥217 million and ¥13,122 million and a gain of ¥61,351 million on equity securities held as of March 31, 2019, 2020 and 2021, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For fiscal 2019, 2020 and 2021, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	2019	2020	2021
Reinsurance benefits	¥2,849	¥3,268	¥2,333
Reinsurance premiums	(5,546)	(5,395)	(5,196)
The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for fiscal 2019, 2020 and 2021 amounted to ¥19,592 million, ¥20,611 million and ¥21,928 million, respectively.
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

F-11
7

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
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for fiscal 2019, 2020 and 2021 are mainly as follows:

	Millions of yen
	2019	2020	2021
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥879	¥(10,798)	¥76,470
Net gains or losses from derivative contracts :	(1,348)	1,667	(10,271)
Futures	(374)	1,257	(9,412)
Foreign exchange contracts	(350)	8	(261)
Options held	(624)	402	(598)
Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(83,491)	¥(58,244)	¥(35,565)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	75,617	53,442	77,631
Changes in the fair value of the reinsurance contracts	2,559	(5,757)	11,909
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
As of March 31, 2020 and 2021, the long-lived assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	2020	2021
Investment in operating leases	¥5,208	¥8,055
Property under facility operations	436	0

F-11
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The long-lived assets classified as held for sale as of March 31, 2020 are included in Real Estate segment and Environment and Energy segment. The long-lived assets classified as held for sale as of March 31, 2021 are included in Real Estate segment and ORIX USA segment.
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
During fiscal 2019, 2020 and 2021, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥2,418 million, ¥3,043 million and ¥3,020 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

Fiscal Year ended March 31, 2019	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Commercial facilities other than office buildings	¥712	1	¥16	1
Others*	0	—	1,690	—

Total	¥712	—	¥1,706	—

Fiscal Year ended March 31, 2020	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Commercial facilities other than office buildings	¥0	—	¥529	2
Condominiums	159	1	77	3
Land undeveloped or under construction	0	—	2,083	2
Others*	0	—	195	—

Total	¥159	—	¥2,884	—

Fiscal Year ended March 31, 2021	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥0	—	¥331	1
Commercial facilities other than office buildings	1,067	5	189	1
Condominiums	0	—	64	2
Land undeveloped or under construction	0	—	98	2
Others*	0	—	1,271	—

Total	¥1,067	—	¥1,953	—

*
For the “Others”, the number of properties are omitted. Write-downs of long-lived assets for fiscal 2019, 2020 and 2021 include write-downs of ¥825 million, ¥109 million and ¥1,099 million of hotels, respectively.

Breakdowns of these amounts by segment are provided in Note 34 “Segment Information.”

F-1
19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

28. Per Share Data
Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2019, 2020 and 2021 is as follows:
In fiscal 2019, 2020 and 2021, there
was no stock compensation which was antidilutive.

	Millions of yen
	2019	2020	2021
Net Income attributable to ORIX Corporation shareholders	¥323,745	¥302,700	¥192,384

	Thousands of shares
	2019	2020	2021
Weighted-average shares	1,280,020	1,275,166	1,236,897
Effect of dilutive securities
Stock compensation	1,107	1,153	1,197

Weighted-average shares for diluted EPS computation	1,281,127	1,276,319	1,238,094

	Yen
	2019	2020	2021
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥252.92	¥237.38	¥155.54
Diluted	252.70	237.17	155.39

Note:	The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation (
1,740,314
shares,
1,735,570
shares and
1,897,979
shares in fiscal 2019, 2020 and 2021).
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

F-12
0

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
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2020 and 2021.
(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged item. The amounts of these net gains (losses) after deducting applicable taxes were net losses of ¥503 million, gains of ¥2,171 million and losses of ¥5,779 million during fiscal 2019, 2020 and 2021, respectively. The amount of net derivative losses, ¥44 million, included in other comprehensive income (loss), net of applicable income taxes at March 31, 2021 will be reclassified into earnings within fiscal 2022.
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

F-12
1

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

F-12
2

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

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for fiscal 2020 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥(11,506)	¥775	¥0
Foreign exchange contracts	(241)	(119)	457
Foreign currency swap agreements	3,851	413	(4,349)
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥(19,805)	¥0	¥18,955	¥0
Foreign exchange contracts	3,656	(187)	(3,294)	244
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Write-downs of securities
Foreign exchange contracts	¥15,273	¥1,594	¥4,595	¥2,759
Borrowings and bonds in foreign currencies	13,489	0	0	0

F-12
3

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

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for fiscal 2021 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥5,051	¥1,522	¥0
Foreign exchange contracts	(45)	827	(585)
Foreign currency swap agreements	(6,043)	553	5,385
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥9,533	¥0	¥(8,990)	¥0
Foreign exchange contracts	(5,032)	438	3,591	(356)
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(27,128)	¥1,145	¥3,181	¥21
Borrowings and bonds in foreign currencies	(15,840)	0	0	0

F-12
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥7	¥(13)
Futures	(9,412)	0	6,980
Foreign exchange contracts	(215)	2,085	12,814
Credit derivatives held	0	0	1
Options held/written and other	(598)	0	(2,419)

*
Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2021 (see Note 26 “Life Insurance Operations”).

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for fiscal 2020 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(3,020)	¥3	¥0
Options held/written and other	0	0	29
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
The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for fiscal 2021 is as follows.

F-12
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(1,249)	¥6	¥0
Options held/written and other	0	0	32
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount at March 31, 2021 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥314,248	¥12,764	—	¥0	¥0
Installment Loans	17,942	43	—	0	0
Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2020 and 2021 are as follows.
March 31, 2020

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

F-12
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2021

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥531,971	¥1,867	Other Assets	¥23,751	Other Liabilities
Options held/written and other	840	26	Other Assets	0	—
Futures, foreign exchange contracts	657,411	437	Other Assets	18,941	Other Liabilities
Foreign currency swap agreements	76,023	146	Other Assets	4,459	Other Liabilities
Foreign currency long-term debt	582,174	0	—	0	—
Derivatives not designated as hedging instruments:
Interest rate swap agreements	¥6,409	¥0	—	¥67	Other Liabilities
Options held/written and other	746,058	19,478	Other Assets	17,009	Other Liabilities
Futures, foreign exchange contracts*	320,908	742	Other Assets	6,798	Other Liabilities
Credit derivatives held	171	0	—	9	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥19,127 million and foreign exchange contracts of ¥7,245 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2021, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥41 million and ¥24 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥438 million and ¥302 million at March 31, 2021, respectively.

30. Offsetting Assets and Liabilities
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2020 and 2021 are as follows.
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

F-12
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2021

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/ pledged
Derivative assets	¥22,696	¥(1,944)	¥20,752	¥0	¥0	¥20,752

Total assets	¥22,696	¥(1,944)	¥20,752	¥0	¥0	¥20,752

Derivative liabilities	¥71,034	¥(1,944)	¥69,090	¥(18,913)	¥(147)	¥50,030

Total liabilities	¥71,034	¥(1,944)	¥69,090	¥(18,913)	¥(147)	¥50,030

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
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
At March 31, 2020 and 2021, no concentration with a single obligor exceeded 1% of the Company’s consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥6,995 billion, or 73%, at March 31, 2020 and ¥7,112 billion, or 73%, at March 31, 2021 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risk outside of Japan is exposure attributable to obligors located in the Americas. The gross amount of such exposure is ¥1,374 billion and ¥1,180 billion as of March 31, 2020 and 2021, respectively.
The Company and its subsidiaries have transportation equipment such as automobile operations and aircraft. Transportation equipment is mainly recorded in investment in net investment in leases and operating leases. In connection with investment in net investment in leases and operating leases, the percentage of investment in transportation equipment to consolidated total assets is 10.0.% and 9.7% as of March 31, 2020 and 2021, respectively.
The Company and its subsidiaries provide consumers with real estate loans. In connection with installment loans, the percentage of real estate loans for consumers to consolidated total assets is 14.4% and 15.3% as of March 31, 2020 and 2021, respectively.

F-12
8

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

F-1
29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Su
b
sidiaries

March 31, 2021

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥951,242	¥951,242	¥951,242	¥0	¥0
Restricted cash	128,333	128,333	128,333	0	0
Installment loans (net of allowance for credit losses)	3,613,316	3,631,561	0	166,410	3,465,151
Equity securities*1	396,465	396,465	82,039	223,016	91,410
Trading debt securities	2,654	2,654	0	2,654	0
Available-for-sale debt securities	2,003,917	2,003,917	6,012	1,864,448	133,457
Held-to-maturity debt securities	113,790	139,132	0	115,893	23,239
Other Assets:
Time deposits	4,146	4,146	0	4,146	0
Derivative assets*2	20,752	20,752	0	0	0
Reinsurance recoverables (Investment contracts)	7,299	7,507	0	0	7,507
Liabilities:
Short-term debt	¥307,269	¥307,269	¥0	¥307,269	¥0
Deposits	2,165,293	2,167,449	0	2,167,449	0
Policy liabilities and Policy account balances (Investment contracts)	196,549	196,624	0	0	196,624
Long-term debt	4,416,833	4,442,351	0	1,286,463	3,155,888
Other Liabilities:
Derivative liabilities*2	69,090	69,090	0	0	0

*1	The amount of ¥13,737 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”
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
33. Commitments, Guarantees and Contingent Liabilities
Commitments
—As of March 31, 2021, the Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥1,573 million.
Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable
contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥7,355 million, ¥7,139 million and ¥6,486 million in fiscal 2019, 2020 and

F-13
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

2021, respectively. The longest contract of them will mature in fiscal 202
7
. As of March 31, 2021, the amounts due are as follows:

Years ending March 31,	Millions of yen
2022	¥3,806
2023	2,567
2024	1,085
2025	320
2026	10
Thereafter	0

Total	¥7,788

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥69,235 million as of March 31, 2021.
The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2021, the total unused credit and capital amount available is ¥393,634 million.
Guarantees
—
At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee that is within the scope of ASC 460 (“Guarantees”).
Some of these guarantees, whose contractual obligations cannot be unconditionally cancelled , are in the scope of the Credit Loss Standard and are recognized as other liabilities in the consolidated balance sheets.
The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of
March 31, 2020 and 2021:

	2020			2021
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥490,839	¥6,065	2026	¥469,377	¥4,768	2028
Transferred loans	355,452	2,371	2060	365,546	5,827	2061
Consumer loans	341,466	41,019	2031	294,250	49,025	2032
Real estate loans	29,235	4,422	2048	17,621	4,119	2048
Other	130	0	2024	598	104	2035

Total	¥1,217,122	¥53,877	—	¥1,147,392	¥63,843	—

Guarantee of corporate loans:
The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2020 and 2021, total notional amount of the loans subject to such guarantees are ¥715,000 million and ¥690,000 million, respectively, and book value of guarantee

F-13
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

liabilities are ¥2,498 million and ¥1,998 million, respectively. The potential future payment a
m
ounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2021.
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
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees in fiscal 2021.
As of March 31, 2020 and 2021, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥1,643,060 million and ¥1,857,499 million, respectively.
Guarantee of consumer loans:
A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally three months or more.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees in fiscal 2021.
Guarantee of real estate loans :
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
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees in fiscal 2021.
Other guarantees:
Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a

F-13
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.
Allowance for
off-balance
sheet credit exposures
—Since April 1, 2020, Credit Losses Standard has been adopted. If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets and the amount was
¥26,094 million as of March 31, 2021.
Contingencies
—Among some of our private equity investees, which are consolidated subsidiaries, manufacturing defects have been found in certain parts of their products. The Company recognizes the allowances for losses, when the losses are highly probable that an outflow of resources embodying economic benefits will occur in relation to this matter and the amount of such losses can be reasonably estimated. It is possible that additional write-downs or allowances for losses may be recorded due to the occurrence of new events, however at this time, the amount and timing of the potential losses cannot be reasonably estimated.
In addition, the Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.
34. Segment Information
Based on our business management organization which is classified by the nature of major products and services, customer base, regulations, and business areas, our business is organized into 10 operating segments: Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia.
Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the chief operating decision maker to make decision about resource allocations and assess performance.

F-13
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

An overview of operations for each of the 10 segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and IT-related equipment; Yayoi

Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management

PE Investment and Concession	:	Private equity investment and concession

Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management

Insurance	:	Life insurance

Banking and Credit	:	Banking and consumer finance

Aircraft and Ships	:	Aircraft leasing and management; ship-related finance and investment

ORIX USA	:	Finance, investment and asset management in the Americas

ORIX Europe	:	Equity and fixed income asset management

Asia and Australia	:	Finance and investment businesses in Asia and Australia
Since April 1, 2020, the operating segments regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance have been changed, resulting in a reorganization of our reportable segments. As a result of this change, segment data for the previous fiscal year has been retrospectively restated.

F-13
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Financial information of the segments for fiscal 2019, 2020 and 2021 is as follows:

	Millions of yen
	Fiscal Year ended March 31, 2019
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Revenues	¥378,767	¥531,622	¥467,042	¥139,654	¥350,954	¥78,904	¥71,062
Finance revenues	46,564	6,265	116	1,362	221	76,473	3,095
Interest expense	6,832	2,633	1,235	5,651	1	4,078	13,848
Depreciation and amortization	150,925	16,714	7,556	13,587	24,339	1,436	15,720
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	1,048	109	109	12	29	11,512	256
Write-downs of long-lived assets	712	1,553	43	0	0	0	67
Increase in policy liabilities and policy account balances	0	0	0	0	10,109	0	0
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	893	16,845	13,592	2,115	0	3	11,236
Segment profits	78,310	93,748	23,061	12,144	51,544	36,434	36,422
Segment assets	1,841,791	759,466	279,915	395,606	1,254,471	2,316,738	646,284
Long-lived assets	537,314	420,661	25,813	253,623	29,406	0	303,606
Expenditures for long-lived assets	198,350	71,804	1,842	40,172	2	0	222,373
Investment in affiliates	16,536	107,072	59,913	102,053	0	404	285,896

F-13
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2019
	ORIX USA	ORIX Europe	Asia and Australia	Total
Revenues	¥122,064	¥169,889	¥128,101	¥2,438,059
Finance revenues	65,366	688	42,871	243,021
Interest expense	22,921	2,046	24,007	83,252
Depreciation and amortization	2,975	5,867	48,562	287,681
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	4,538	(93)	4,863	22,383
Write-downs of long-lived assets	0	0	43	2,418
Increase in policy liabilities and policy account balances	0	0	0	10,109
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	22,953	40	(1,388)	66,289
Segment profits	50,056	35,629	7,521	424,869
Segment assets	1,152,891	343,080	996,674	9,986,916
Long-lived assets	21,981	0	198,561	1,790,965
Expenditures for long-lived assets	92	0	87,274	621,909
Investment in affiliates	69,750	1,636	199,400	842,660

F-13
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2020
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Revenues	¥428,036	¥468,086	¥296,365	¥148,423	¥371,387	¥84,355	¥64,650
Finance revenues	61,402	6,723	124	1,959	220	80,868	2,478
Interest expense	6,203	1,849	1,187	7,732	1	4,488	18,402
Depreciation and amortization	155,704	14,881	8,015	17,188	26,560	1,288	15,705
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	1,171	242	40	(2)	0	11,971	0
Write-downs of long-lived assets	11	303	23	2,083	0	0	0
Increase in policy liabilities and policy account balances	0	0	0	0	70,120	0	0
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	645	28,743	35,286	176	0	3	28,244
Bargain Purchase Gain	955	0	0	0	0	0	0
Segment profits	62,978	80,182	44,110	11,625	44,833	39,096	45,287
Segment assets	1,789,693	821,194	322,522	478,796	1,580,158	2,603,736	585,304
Long-lived assets	570,014	504,544	53,347	354,510	28,911	0	258,691
Expenditures for long-lived assets	192,614	71,034	1,793	29,036	0	0	166,510
Investment in affiliates	18,347	91,835	68,603	82,253	0	400	284,453

F-13
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2020
	ORIX USA	ORIX Europe	Asia and Australia	Total
Revenues	¥135,709	¥148,524	¥137,797	¥2,283,332
Finance revenues	79,973	559	43,694	278,000
Interest expense	25,143	1,136	23,329	89,470
Depreciation and amortization	2,518	4,721	48,463	295,043
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	7,508	(17)	3,512	24,425
Write-downs of long-lived assets	510	0	113	3,043
Increase in policy liabilities and policy account balances	0	0	0	70,120
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	28,380	13,157	7,246	141,880
Bargain Purchase Gain	0	0	0	955
Segment profits	56,690	43,778	14,673	443,252
Segment assets	1,374,027	317,847	1,010,268	10,883,545
Long-lived assets	17,859	0	192,910	1,980,786
Expenditures for long-lived assets	172	0	85,621	546,780
Investment in affiliates	52,361	1,495	221,853	821,600

F-13
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2021
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Revenues	¥429,799	¥359,798	¥331,222	¥143,187	¥491,894	¥83,724	¥31,617
Finance revenues	57,780	6,206	152	2,531	242	78,071	1,172
Interest expense	5,594	2,441	1,736	10,423	6	4,931	14,292
Depreciation and amortization	162,620	15,249	9,406	20,221	28,366	1,279	13,566
Other significant non-cash items:
Provision for credit losses	1,074	818	3,621	469	7	508	(159)
Write-downs of long-lived assets	206	1,167	0	98	0	0	0
Increase in policy liabilities and policy account balances	0	0	0	0	230,947	0	0
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	1,485	6,132	(8,449)	12,423	0	3	8,718
Bargain Purchase Gain	0	0	601	4,365	0	0	0
Segment profits	59,149	24,684	3,431	28,563	55,119	48,030	3,755
Segment assets	1,658,571	872,095	378,698	506,666	1,959,521	2,690,627	601,762
Long-lived assets	542,284	544,232	74,130	285,155	28,538	0	262,019
Expenditures for long-lived assets	155,713	100,494	12,123	17,681	3	0	32,920
Investment in affiliates	18,049	99,105	55,421	180,492	0	200	293,469

F-1
39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2021
	ORIX USA	ORIX Europe	Asia and Australia	Total
Revenues	¥138,017	¥160,798	¥128,309	¥2,298,365
Finance revenues	87,172	171	39,931	273,428
Interest expense	16,280	1,125	18,043	74,871
Depreciation and amortization	2,474	962	50,837	304,980
Other significant non-cash items:
Provision for credit losses	6,221	34	3,424	16,017
Write-downs of long-lived assets	1,458	0	90	3,019
Increase in policy liabilities and policy account balances	0	0	0	230,947
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	8,423	245	(5,200)	23,780
Bargain Purchase Gain	0	0	0	4,966
Segment profits	43,614	37,886	14,660	318,891
Segment assets	1,220,081	369,546	1,084,222	11,341,789
Long-lived assets	13,656	0	231,307	1,981,321
Expenditures for long-lived assets	592	0	87,327	406,853
Investment in affiliates	43,816	1,770	195,413	887,735
The accounting policies of the segments are almost the same as those described in Note 1 “Signi
f
icant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests. Net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses
(pre-tax)
attributable to ORIX Corporation Shareholders. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax
basis. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.
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

F-1
40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The New Lease Standard has been adopted since April 1, 2019. This adoption has resulted in a gross up of ROU assets of investment in operating leases and property under facility operations related to operating leases of land, office and equipment, where the Company is the lessee, as segment assets in all of our segments except for Insurance, Banking and Credit, and ORIX Europe. In addition, segment revenues and segment expenses mainly in Corporate Financial Service and Maintenance Leasing increased as a result of a gross up of revenues and expenses of certain lessor costs. For further information, see Note 1 “Significant Accounting and Reporting Policies (ai) New accounting pronouncements.”
Since April 1, 2020, the selling, general and administrative expenses that should be borne by ORIX Group as a whole, which were initially charged directly to its respective segments, have been included in the difference between segment total profits and consolidated amounts. As a result of this change, segment data for the previous fiscal year has been retrospectively restated.
Since April 1, 2020, Credit Losses Standard has been adopted, and the amounts of allowance for doubtful receivables on finance leases and probable loan losses have been reclassified to allowance for credit losses. For further information, see Note 1 “Significant Accounting and Reporting Policies (ai) New accounting pronouncements.”
The reconciliation of segment totals to consolidated financial statement amounts is as follows:
Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	2019	2020	2021
Segment revenues:
Total revenues for segments	¥2,438,059	¥2,283,332	¥2,298,365
Revenues related to corporate assets	16,538	16,273	12,010
Revenues from inter-segment transactions	(19,733)	(19,276)	(17,667)

Total consolidated revenues	¥2,434,864	¥2,280,329	¥2,292,708

Segment profits:
Total segment profits	¥424,869	¥443,252	¥318,891
Corporate losses	(33,307)	(35,733)	(35,939)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	4,168	5,042	4,609

Total consolidated income before income taxes	¥395,730	¥412,561	¥287,561

Segment assets:
Total segment assets	¥9,986,916	¥10,883,545	¥11,341,789
Cash and cash equivalents, restricted cash	1,283,580	1,135,284	1,079,575
Allowance for doubtful receivables on finance leases and probable loan losses	(58,011)	(56,836)	0
Allowance for credit losses	0	0	(78,945)
Trade notes, accounts and other receivable	280,590	312,744	354,334
Other corporate assets	681,842	792,791	866,329

Total consolidated assets	¥12,174,917	¥13,067,528	¥13,563,082

F-14
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Fiscal Year ended March 31, 2019
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥1,948,868	¥205,233	¥280,763	¥2,434,864
Income before Income Taxes	272,726	71,574	51,430	395,730

	Millions of yen
	Fiscal Year ended March 31, 2020
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥1,792,790	¥201,578	¥285,961	¥2,280,329
Income before Income Taxes	258,385	74,697	79,479	412,561

	Millions of yen
	Fiscal Year ended March 31, 2021
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥1,817,124	¥208,072	¥267,512	¥2,292,708
Income before Income Taxes	173,258	60,912	53,391	287,561

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East
No single customer accounted for 10% or more of the Company’s total revenues for fiscal 2019, 2020 and 2021.

F-14
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following information represents disaggregation of revenues for revenues from contracts with customers, by goods or services category and geographical location.

	Millions of yen
	Fiscal Year ended March 31, 2019
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥9,771	¥8,063	¥429,447	¥6,597	¥0	¥0	¥2,803
Real estate sales	0	133,426	0	0	0	0	0
Asset management and servicing	382	5,523	72	0	0	163	16
Automobile related services	61,469	0	0	204	0	0	0
Facilities operation	0	99,334	0	0	0	0	0
Environment and energy services	2,815	188	0	129,166	0	0	0
Real estate management and brokerage	0	105,397	0	0	0	0	0
Real estate contract work	0	83,182	0	0	0	0	0
Other	45,108	4,531	36,556	2,504	1,526	1,922	12,390

Total revenues from contracts with customers	119,545	439,644	466,075	138,471	1,526	2,085	15,209

Geographical location
Japan	119,212	439,644	466,075	137,479	1,526	2,085	6,748
The Americas	0	0	0	0	0	0	0
Other	333	0	0	992	0	0	8,461

Total revenues from contracts with customers	119,545	439,644	466,075	138,471	1,526	2,085	15,209

Other revenues *	259,222	91,978	967	1,183	349,428	76,819	55,853

Segment revenues/Total revenues	¥378,767	¥531,622	¥467,042	¥139,654	¥350,954	¥78,904	¥71,062

F-14
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2019
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥3,873	¥0	¥122	¥460,676	¥1,353	¥462,029
Real estate sales	710	0	0	134,136	0	134,136
Asset management and servicing	18,595	167,176	0	191,927	(107)	191,820
Automobile related services	0	0	16,994	78,667	56	78,723
Facilities operation	2,500	0	566	102,400	1,605	104,005
Environment and energy services	1,004	0	0	133,173	(930)	132,243
Real estate management and brokerage	0	0	0	105,397	(2,335)	103,062
Real estate contract work	0	0	0	83,182	(965)	82,217
Other	6,202	389	1,563	112,691	(5,350)	107,341

Total revenues from contracts with customers	32,884	167,565	19,245	1,402,249	(6,673)	1,395,576

Geographical location
Japan	0	0	1	1,172,770	(2,978)	1,169,792
The Americas	32,884	81,730	0	114,614	0	114,614
Other	0	85,835	19,244	114,865	(3,695)	111,170

Total revenues from contracts with customers	32,884	167,565	19,245	1,402,249	(6,673)	1,395,576

Other revenues *	89,180	2,324	108,856	1,035,810	3,478	1,039,288

Segment revenues/Total revenues	¥122,064	¥169,889	¥128,101	¥2,438,059	¥(3,195)	¥2,434,864

F-14
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2020
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥11,536	¥4,261	¥261,475	¥4,796	¥0	¥0	¥2,680
Real estate sales	0	117,969	0	0	0	0	0
Asset management and servicing	347	7,453	36	0	0	167	21
Automobile related services	60,782	0	0	232	0	0	0
Facilities operation	0	67,396	0	0	0	0	0
Environment and energy services	2,911	0	0	138,380	0	0	0
Real estate management and brokerage	0	106,375	0	0	0	0	0
Real estate contract work	0	89,522	0	0	0	0	0
Other	46,970	3,940	32,429	2,489	1,023	3,124	10,195

Total revenues from contracts with customers	122,546	396,916	293,940	145,897	1,023	3,291	12,896

Geographical location
Japan	121,845	396,916	293,940	142,189	1,023	3,291	5,678
The Americas	0	0	0	0	0	0	0
Other	701	0	0	3,708	0	0	7,218

Total revenues from contracts with customers	122,546	396,916	293,940	145,897	1,023	3,291	12,896

Other revenues*	305,490	71,170	2,425	2,526	370,364	81,064	51,754

Segment revenues/Total revenues	¥428,036	¥468,086	¥296,365	¥148,423	¥371,387	¥84,355	¥64,650

F-14
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2020
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥965	¥0	¥487	¥286,200	¥1,358	¥287,558
Real estate sales	984	0	0	118,953	0	118,953
Asset management and servicing	24,248	149,675	4	181,951	(100)	181,851
Automobile related services	0	0	16,950	77,964	23	77,987
Facilities operation	0	0	363	67,759	1,538	69,297
Environment and energy services	963	0	0	142,254	(722)	141,532
Real estate management and brokerage	0	0	0	106,375	(2,265)	104,110
Real estate contract work	0	0	0	89,522	(556)	88,966
Other	5,769	369	981	107,289	(3,230)	104,059

Total revenues from contracts with customers	32,929	150,044	18,785	1,178,267	(3,954)	1,174,313

Geographical location
Japan	0	0	28	964,910	(269)	964,641
The Americas	32,929	67,050	0	99,979	0	99,979
Other	0	82,994	18,757	113,378	(3,685)	109,693

Total revenues from contracts with customers	32,929	150,044	18,785	1,178,267	(3,954)	1,174,313

Other revenues*	102,780	(1,520)	119,012	1,105,065	951	1,106,016

Segment revenues/Total revenues	¥135,709	¥148,524	¥137,797	¥2,283,332	¥(3,003)	¥2,280,329

F-14
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2021
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥10,348	¥2,836	¥301,732	¥3,816	¥0	¥0	¥0
Real estate sales	0	88,512	0	0	0	0	0
Asset management and servicing	354	6,216	33	45	0	207	23
Automobile related services	59,903	0	0	225	0	0	0
Facilities operation	0	23,301	0	0	0	0	0
Environment and energy services	3,060	0	0	134,424	0	0	0
Real estate management and brokerage	0	103,457	0	0	0	0	0
Real estate contract work	0	80,455	0	0	0	0	0
Other	49,548	1,505	21,997	1,667	1,667	4,771	3,317

Total revenues from contracts with customers	123,213	306,282	323,762	140,177	1,667	4,978	3,340

Geographical location
Japan	122,232	306,282	323,762	129,024	1,667	4,978	1,194
The Americas	0	0	0	0	0	0	0
Other	981	0	0	11,153	0	0	2,146

Total revenues from contracts with customers	123,213	306,282	323,762	140,177	1,667	4,978	3,340

Other revenues*	306,586	53,516	7,460	3,010	490,227	78,746	28,277

Segment revenues/Total revenues	¥429,799	¥359,798	¥331,222	¥143,187	¥491,894	¥83,724	¥31,617

F-14
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2021
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥2,407	¥0	¥65	¥321,204	¥679	¥321,883
Real estate sales	558	0	0	89,070	0	89,070
Asset management and servicing	16,099	150,302	0	173,279	(88)	173,191
Automobile related services	0	0	11,874	72,002	(2)	72,000
Facilities operation	0	0	0	23,301	510	23,811
Environment and energy services	960	0	0	138,444	(1,433)	137,011
Real estate management and brokerage	0	0	0	103,457	(1,515)	101,942
Real estate contract work	0	0	0	80,455	(276)	80,179
Other	3,254	86	613	88,425	43	88,468

Total revenues from contracts with customers	23,278	150,388	12,552	1,089,637	(2,082)	1,087,555

Geographical location
Japan	0	0	1	889,140	(903)	888,237
The Americas	23,278	62,249	0	85,527	0	85,527
Other	0	88,139	12,551	114,970	(1,179)	113,791

Total revenues from contracts with customers	23,278	150,388	12,552	1,089,637	(2,082)	1,087,555

Other revenues*	114,739	10,410	115,757	1,208,728	(3,575)	1,205,153

Segment revenues/Total revenues	¥138,017	¥160,798	¥128,309	¥2,298,365	¥(5,657)	¥2,292,708

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

35. Subsequent Events
The Company’s Board of Directors has passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares, to be implemented pursuant to Article 459, Paragraph 1 of the Companies Act and Article 34 of the Articles of Incorporation.

(1)	Reason for Repurchase of Own Shares
The Company will repurchase its own shares in order to enhance shareholder returns and improve capital efficiency.

(2)	Details of Share Repurchase

•	Class of shares to be repurchased: Common shares

•	Total number of shares: Up to 50,000,000 shares (approximately 4.1% of the total outstanding shares (excluding treasury shares))

•	Total purchase price of shares to be repurchased: Up to 50 billion yen

•	Repurchase period: From May 17, 2021 to March 31, 2022

•	Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

Schedule II.—Valuation and Qualifying Accounts and Reserves
ORIX Corporation and Subsidiaries

	Millions of yen
	Year Ended March 31, 2019
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥2,151	¥0	¥0	¥(3)	¥(99)	¥2,049

Total	¥2,151	¥0	¥0	¥(3)	¥(99)	¥2,049

	Millions of yen
	Year Ended March 31, 2020
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥2,049	¥0	¥73	¥(1,365)	¥(67)	¥690

Total	¥2,049	¥0	¥73	¥(1,365)	¥(67)	¥690

	Millions of yen
	Year Ended March 31, 2021
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥690	¥0	¥0	¥(474)	¥36	¥252

Total	¥690	¥0	¥0	¥(474)	¥36	¥252

	Millions of yen

Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets:
Valuation allowance
Year ended March 31, 2019	¥14,676	¥0	¥2,376	¥(3,717)	¥(179)	¥13,156
Year ended March 31, 2020	¥13,156	¥522	¥3,401	¥(1,677)	¥(33)	¥15,369
Year ended March 31, 2021	¥15,369	¥805	¥7,458	¥(2,487)	¥415	¥21,560

*1
The amount of deduction includes benefits recognized in earnings, expiration of loss carryforwards and sales of subsidiaries. The amounts of expiration of loss carryforwards were ¥1,012 million in fiscal 2019, ¥782 million in fiscal 2020 and ¥1,129 million in fiscal 2021.

*2	The amount of other includes translation adjustment and the effect of changes in statutory tax rate.

F-15
0