Form 20-F
period 2022-03-31
ORIX CORP
filed 2022-06-29
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022
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
World Trade Center Building, SOUTH TOWER,
2-4-1
Hamamatsu-cho
,
Minato-ku
Tokyo
105-5135,
Japan
(Address of principal executive offices)
Akira Igarashi
World Trade Center Building, SOUTH TOWER,
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
As of March 31, 2022, 1,258,277,087
Shares were outstanding, including Shares that were represented by 4,840,669 ADSs.

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
☐  Yes    ☐  No
*
Not for trading
, but only for technical purposes in connection with the registration of the ADSs.

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
The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2022 is referred to throughout this annual report as “fiscal 2022,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.
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

	Year ended March 31,
	2018	2019	2020	2021	2022

	(Millions of yen)
Income statement data* 1 :
Total revenues* 2	¥2,862,771	¥2,434,864	¥2,280,329	¥2,292,708	¥2,520,365
Total expenses	2,526,576	2,105,426	2,010,648	2,033,894	2,218,282
Operating income	336,195	329,438	269,681	258,814	302,083
Equity in Net Income (Loss) of Affiliates	50,103	32,978	67,924	481	15,006
Gains on sales of subsidiaries and affiliates and liquidation losses, net	49,203	33,314	74,001	23,300	187,787
Bargain purchase gain	0	0	955	4,966	0
Income before income taxes	435,501	395,730	412,561	287,561	504,876
Net Income	321,589	327,039	306,724	196,814	317,612
Net income attributable to the noncontrolling interests	8,002	2,890	3,640	4,453	5,477
Net income (loss) attributable to the redeemable noncontrolling interests	452	404	384	(23)	0
Net income attributable to ORIX Corporation shareholders	313,135	323,745	302,700	192,384	312,135

	As of March 31,
	2018	2019	2020	2021	2022

	(Millions of yen, except number of shares)
Balance sheet data* 1 :
Investment in Direct Financing Leases* 3	¥1,194,888	¥1,155,632	¥0	¥0	¥0
Net Investment in Leases* 3	0	0	1,080,964	1,029,518	1,057,973
Installment Loans* 3	2,823,769	3,277,670	3,740,486	3,670,784	3,862,604
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses* 4	(54,672)	(58,011)	(56,836)	0	0
Allowance for Credit Losses* 4	0	0	0	(78,945)	(69,459)
Investment in Operating Leases	1,344,926	1,335,959	1,400,001	1,408,189	1,463,202
Investment in Securities	1,729,455	1,928,916	2,245,323	2,660,443	2,852,349
Property under Facility Operations	434,786	441,632	562,485	491,855	561,846
Others	3,952,830	4,093,119	4,095,105	4,381,238	4,542,157

Total Assets	¥11,425,982	¥12,174,917	¥13,067,528	¥13,563,082	¥14,270,672

Short-term Debt, Long-term Debt and Deposits	¥5,890,720	¥6,423,512	¥6,847,889	¥7,041,887	¥7,142,843
Policy Liabilities and Policy Account Balances	1,511,246	1,521,355	1,591,475	1,822,422	1,963,623
Common Stock	220,961	221,111	221,111	221,111	221,111
Additional Paid-in Capital	267,291	257,625	257,638	259,361	260,479
ORIX Corporation Shareholders’ Equity	2,682,424	2,897,074	2,993,608	3,028,456	3,261,419
Number of Issued Shares	1,324,495,728	1,324,629,128	1,324,629,128	1,285,724,480	1,258,277,087
Number of Outstanding Shares* 5	1,280,000,872	1,279,961,352	1,254,471,656	1,217,338,316	1,193,399,778

	As of and for the Year Ended March 31,
	2018	2019	2020	2021	2022

	(Yen and dollars, except ratios and number of employees)
Key ratios (%)* 6 :
Return on ORIX Corporation shareholders’ equity (“ROE”)	12.1	11.6	10.3	6.4	9.9
Return on assets (“ROA”)	2.76	2.74	2.40	1.44	2.24
ORIX Corporation shareholders’ equity ratio	23.5	23.8	22.9	22.3	22.9
Allowance/investment in direct financing leases and installment loans	1.4	1.3	0	0	0
Allowance/net investment in leases and installment loans	0	0	1.2	0	0
Allowance for credit losses/net investment in leases and installment loans	0	0	0	1.7	1.4

Per share data and employees:
ORIX Corporation shareholders’ equity per share* 7	¥2,095.64	¥2,263.41	¥2,386.35	¥2,487.77	¥2,732.88
Basic earnings per share for net income attributable to ORIX Corporation shareholders	244.40	252.92	237.38	155.54	259.37
Diluted earnings per share for net income attributable to ORIX Corporation shareholders	244.15	252.70	237.17	155.39	259.07
Dividends applicable to fiscal year per share	66.00	76.00	76.00	78.00	85.60
Dividends applicable to fiscal year per share* 8	$0.60	$0.69	$0.71	$0.73	$0.70
Number of employees	31,890	32,411	31,233	33,153	32,235

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
* 3
The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥71,974 million, ¥86,046 million and ¥111,430 million as of March 31, 2018, 2019 and 2020, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥12,084 million and ¥14,807 million as of March 31, 2018 and 2019, respectively, and net investment in leases considered 90 days or more past due of ¥15,346 million as of March 31, 2020, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥12,748 million, ¥12,412 million and ¥10,264 million as of March 31, 2018, 2019 and 2020, respectively, and (iii) installment loans individually evaluated for impairment of ¥47,142 million, ¥58,827 million and ¥85,820 million as of March 31, 2018, 2019 and 2020, respectively. The sum of net investment in leases and installment loans considered non-performing
amounted to ¥106,863 million and ¥104,539 million as of March 31, 2021 and 2022, respectively. These sums included: (i) net investment in leases considered non-performing
of ¥18,925 million and ¥19,224 million as of March 31, 2021 and 2022, respectively,
(ii) non-performing
installment loans not individually assessed for credit losses of ¥28,181 million and ¥34,479 million as of March 31, 2021 and 2022, respectively, and
(iii) non-performing
installment loans individually assessed for credit losses of ¥59,757 million and ¥50,836 million as of March 31, 2021 and 2022, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2022 Compared to Year Ended March 31, 2021—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

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

* 5
The Company’s shares held through the Board Incentive Plan Trust, which was established in July 2014 to provide shares at the time of retirement as compensation, are included in the number of treasury stock and excluded from the number of outstanding shares. The Board Incentive Plan Trust held 1,651,443 shares, 1,823,993 shares, 1,476,828 shares, 2,154,248 shares and 1,963,282 shares as of March 31, 2018, 2019, 2020, 2021 and 2022, respectively.

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
has spread worldwide and the world economy and business activity have been adversely impacted by preventative measures instituted by governments across the globe, including restrictions on people’s movement and gatherings, such as stay-at-home
orders and limitations on travel and immigration, and requests and orders to limit the operations of, or to close, certain public and private facilities and businesses. In particular, businesses in industries that rely on consumer spending, such as those relating to travel and recreation, passenger transport, in-store
dining and lodging industries, have been significantly impacted and the global economy experienced a significant downturn. Although some countries have been showing some signs of recovery since the second half of 2020, many countries, including Japan, have continued to experience increases in
COVID-19
cases, which has resulted in the imposition by some countries of additional restrictive measures, such as widespread lockdowns in many cities in China. Since 2021, new variants of coronavirus have also been reported in many countries around the world, including Japan, which could lead to further spread of
COVID-19.
The implementation of vaccination programs, treatments and medications and economic stimulus may help prevent further spread of
COVID-19
and encourage economic activity. However, in many countries it is unclear how effectively vaccines will be able to contain the spread of
COVID-19.
Even in 2022, it continues to be difficult to predict when economic and business activity will return to levels seen before the
COVID-19
pandemic.
As of the filing date of this annual report, the spread of
COVID-19
is significantly impacting various businesses in the ORIX Group. In our Real Estate segment, Japan in-bound
travel restrictions and declarations of state of emergencies within Japan have led to closings of facilities and other
COVID-19-related
factors are adversely impacting operating revenue of our businesses that operate hotels and Japanese inns and other recreational facilities. In our PE Investment and Concession segment, decreases in the number of flights and air passengers due to reduced demand for air travel is adversely impacting operating revenue from airports operations. In our Aircraft and Ships segment, our aircraft leasing business is adversely impacted by, among other effects, requests for forbearance on lease fees from airline companies that result from their decreased revenue, and may do so over the long term.
The ORIX Group has implemented various measures, including policies on working remotely and restrictions on face-to-face
meetings, staggered working hours, rotation work and careful implementation of domestic and overseas business trips. Through the implementation of these and other measures, we will continue to make our best efforts to help prevent the spread of
COVID-19.
The ORIX Group has expanded its various businesses into a global network that spans 28 countries and regions around the globe. For this and other reasons, if the global spread of
COVID-19
continues, we expect it could have a multi-faceted and adverse impact on all businesses we operate.

If the
COVID-19
pandemic continues or worsens over the long term, it is possible that our businesses described above and other businesses in the ORIX Group may experience increases in non-performing
assets due to the deterioration of borrowers’ business performance and declines in assets under management, as well as decreased revenue and increased costs. Adverse developments in the spread of
COVID-19
may result in increases in liquidity risk, such as increased funding costs, a heightening of the various risks described above and elsewhere in this annual report and could adversely affect our business, management and financial results in ways that are currently unexpected or unknown to us. For further information, see “Item 4. Information on the Company—Strategy—Operating Environment,” “Item 4. Information on the Company—Business Segments,” “Item 5. Operating and Financial Review and Prospects—Overview—Results Overview” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
2. Risks Related to our External Environment (Risk Related to Unpredictable Events)
(1) Global economic weakness and instability or political turmoil could adversely affect our business activities, financial condition and results of operations.
We conduct business operations in Japan and other areas of Asia, as well as in the Americas, Europe, Oceania and the Middle East. Our business is affected by general geopolitical, economic and financial conditions in these countries and regions. These conditions are affected by changes in various factors such as inflation or fiscal and monetary policies, as well as by wars, riots, terrorist outbreaks and other geopolitical instability, including, for example, trade and technology frictions between the United States and China. Continued fluctuations or shifts in commodity market prices and consumer demand, trade disputes, political, social or economic instability in these countries and regions could also adversely affect our business activities, financial condition and results of operations. As for the Russia-Ukraine crisis, our exposure to Russia and Ukraine is limited and we do not expect a significant impact to our financial performance as of this stage; however, our view is that it is difficult to predict the impact in case such conflict becomes prolonged.
Despite our attempts to minimize the adverse effects of such factors through, for example, improving our risk management procedures, global economic weakness and instability, or political turmoil could adversely affect our business activities, financial condition and results of operations.
(2) Competition could affect our business
We compete on the basis of pricing, transaction structure, service quality and other terms. It is possible that our competitors may seek to compete aggressively on the basis of pricing and other terms through their low funding costs or without regard to their profitability. As a result of such aggressive competition by our competitors, our market share or our profitability may decline.
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
(4) Natural disasters and climate change could impact our business
Unpredictable events include natural events such as earthquakes, storms, floods, and tsunamis, as well as extreme weather, fires, and outbreaks of infectious diseases caused by climate change. If any such event occurs, it may, among other things, cause unexpectedly large market price movements or unanticipated deterioration of economic conditions in a country or region, or cause major injuries to our personnel or damage to our facilities, equipment and other property.

In addition, the physical risks and transition risks associated with climate change could also have a negative impact on the earnings of ORIX Group. Major physical risks include the possibility of a halt to business operations owing to damage at our facilities and offices, or a possible increase in operating or construction costs caused by rising temperatures. Major transition risks include the possibility that strengthened decarbonization policies impact our coal-biomass co-fired
power plants, and the possibility of higher costs in each business owing to carbon taxes. These risks could adversely affect ORIX Group’s business activities, financial condition and results of operations.
ORIX announced its support for the Task Force on Climate-related Financial Disclosures (“TCFD”) in October 2020, with the aim of enhancing corporate value through the assessment and disclosure of the risks and opportunities posed by climate change. ORIX is working to expand its information disclosure in line with the TCFD framework’s four themes involving governance, strategy, risk management, and metrics and goals. With regards to its
ESG-related
material issues and focus areas and key goals, ORIX has announced that it will actively promote its renewable energy business, reduce GHG (CO
2
) emissions, and reduce our investment and credit balance in GHG (CO
2
) emitting industries. While ORIX Group intends to maintain its commitment to
ESG-related
material issues and focus areas, developments in political, economic, technological, social and market environments or other factors, much of which are outside of its control and subject to significant uncertainties, may affect its strategies or capability to achieve its
ESG-related
goals as planned, and there is no assurance that ORIX will achieve its key goals in the specified time frames or otherwise. Moreover, these risks or a failure to achieve these goals, could adversely affect ORIX’s business and operating results and significantly impact ORIX’s mid-
and long-term initiatives.
3. Credit Risk
We maintain an allowance for credit losses on finance leases and probable loan losses. However, we cannot be sure that the allowance will be adequate to cover future credit losses. This allowance may be inadequate due to unexpected adverse changes in the Japanese and overseas economies in which we operate, whether due to
COVID-19
or otherwise, or deterioration of specific industries, markets or customers’ business performance. While we constantly strive to diversify risk through portfolio management, we may be required to make additional provisions in the future depending on economic trends and other factors.
Furthermore, if adverse economic or market conditions affect the value of underlying collateral, secondhand equipment, or other collateral measures, our credit-related costs other than the allowance might increase. If any such event occurs, our business activities, financial condition and results of operations could be adversely affected.
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
The UK Financial Conduct Authority (“FCA”), which regulates LIBOR, has announced that it will no longer persuade or compel banks to present rates for the calculation of the LIBOR benchmark after 2021. The administrator of LIBOR, ICE Benchmark Administration Limited, ceased the publication of various LIBOR settings, including Japanese yen and Euro LIBOR settings, from December 31, 2021, and has announced that it will cease the publication of one-,
three-,
six-
and twelve-month U.S. dollar LIBOR after June 30, 2023. We have already identified certain assets and liabilities linked to U.S. dollar LIBOR with an extended cessation period for publication and other interest rate benchmarks across our businesses that require such transition; however, during the process of the transition away from and discontinuation of U.S. dollar LIBOR and other interest rate benchmarks, uncertainty as to the availability and/or suitability of alternative reference rates, and differences between U.S. dollar LIBOR and other interest rate benchmarks and alternative reference rates may affect financial markets and market participants, including us. In addition, we remain subject to the risks that our actions to address the transition may be delayed or may not be successful, which could adversely affect our financial condition and results of our operations.
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
For the ORIX Group, an increase in liquidity risk means an increase in the likelihood that it will be difficult to raise new funds and renew existing funding, and/or that funding costs will increase. If our access to liquidity is restricted, or if we are unable to obtain our required funding at acceptable costs, our business activities, financial condition and results of operations may be significantly and adversely affected.
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
8. Legal Risk
(1) We are subject to various laws and regulations in Japan and overseas that may affect our business
Our businesses and employees are subject to domestic and international laws, as well as regulatory oversight by government authorities who implement those laws, relating to the various sectors in which we operate and to our business operations generally. These include laws and regulations applicable to specific businesses and industries, such as moneylending, financial instruments exchange, construction, real estate transactions, hotels, insurance, banking and trust services, as well as laws applicable more generally, such as laws and regulations on antitrust, personal data protection, anti-money laundering and anti-bribery and those applicable due to our public listing in Japan and the United States.

Regardless of whether we have violated any laws, if we become the subject of a governmental investigation, litigation or other proceeding in connection with our businesses, our business activities, financial condition and results of operations may be adversely affected.
For information on the regulations that apply to our businesses, see “Item 4. Information on the Company—Business Regulation.”
(2) Enactment of, or changes in, laws, regulations and accounting standards may affect our business activities, financial condition and results of operations
Enactment of, or changes in, laws and regulations may adversely affect the way that we conduct our business and the products or services that we may offer, as well as limit our investing and funding activities. Such enactment or changes may increase our compliance costs. In recent years, foreign laws and regulations on subject matters such as personal data protection, anti-money laundering, anti-bribery and antitrust have been enacted and strengthened such that they may directly apply to the activities of our businesses, even if conducted outside the relevant jurisdiction. If such pattern continues and it becomes necessary for us to comply with different countries’ regulations, in addition to significantly increasing the number of laws and regulations that we need to comply with, it may also significantly increase our compliance costs.
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
9. Information / Cybersecurity Risk
(1) Risks relating to loss, theft, damage or leakage of information
We utilize information systems for financial transactions, personal information management and business monitoring as part of business decision-making and risk management, and maintain various information such as customer information including information on individuals, accounting information and personnel information. We have implemented internal rules and training programs to properly manage such information. We also implement technical measures such as vulnerability countermeasures for our information systems and maintenance of various network security measures to protect against or mitigate cyber-attacks. However, in spite of such efforts, our measures may not be always effective and it is possible that our information may be lost, stolen, damaged or leaked.
In such event, we could be subject to governmental investigation, litigation or other proceedings in connection with potential violations of applicable data protection laws and regulations, such as the Act on the Protection of Personal Information of Japan and the General Data Protection Regulation adopted in the EU, and may be sued for damages.

(2) Failures in our computer and other information systems could interfere with our operations and damage our business activities, financial condition and results of operations
System shutdowns, malfunctions or failures, the mishandling of data or fraudulent acts by employees, vendors or other third parties, cyber or ransomware attack by a computer virus, hacking, unauthorized access, or other types of cyber-terrorism, or a large-scale natural disaster, could have adverse effects on our operations, by causing, for example, delays in the receipt and payment of funds, disruptions to our financial transactions, the generation of errors in information used by our management for business decision-making and risk management evaluation and planning, the suspension of certain products or services we provide to our customers or other interruptions of our business activities. In such event, our liquidity could be adversely affected.
We may also incur substantial costs to recover our business functionality and our business activities, financial condition, results of operations and reputation may be adversely affected.
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
2-4-1
Hamamatsu-cho,
Minato-ku,
Tokyo
105-5135,
Japan, and our phone number is: +81 3 3435 3000. Our general contact URL is
https://www.orix.co.jp/grp/en/contact/inquiry-eng.html
and our corporate website URL is: https://www.orix.co.jp/grp/en. The information on our website is not incorporated by reference into this annual report. ORIX Corporation USA is ORIX’s agent in the United States, and its principal place of business is at 2001 Ross Avenue, Suite 1900, Dallas, Texas 75201, USA.
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
During this time, our marketing strategy shifted from a focus on using the established networks of the trading companies and other initial shareholders to one that concentrated on independent marketing as the number of our branches expanded. In April 1970, we listed our Shares on the second section of the Osaka Securities Exchange. Since February 1973, our Shares had been listed on the first sections of the Tokyo Stock Exchange and the Osaka Securities Exchange (which was integrated into the Tokyo Stock Exchange in 2013). Since April 2022, we have transitioned from the First Section to the Prime Market under the restructure of the Tokyo Stock Exchange’s market segments. ORIX was also listed on the first section of the Nagoya Stock Exchange from February 1973 to October 2004.
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
In July 2013, ORIX acquired Robeco Groep N.V. (presently ORIX Corporation Europe N.V. (“OCE”)), a holding company of global asset management companies based in the Netherlands, to pursue a new business model by combining finance with related services. In October 2016, ORIX purchased all the shares of Robeco, making Robeco a wholly-owned subsidiary of ORIX.
In July 2014, we acquired Hartford Life Insurance K.K. (“HLIKK”) (presently ORIX Life Insurance Corporation). In December 2014, we acquired Yayoi Co., Ltd. (“Yayoi”), a software service provider targeting small businesses, which business we sold in March 2022.
In December 2015, ORIX and VINCI Airports S.A.S., an airport concession holder and operator based in France, established Kansai Airports to operate and manage Kansai International Airport and Osaka International Airport.
In November 2018, ORIX acquired 30% of the shares of Avolon Holdings Limited (“Avolon”), a leading global aircraft leasing company located in Ireland.
In January 2019, ORIX made DAIKYO INCORPORATED a wholly-owned subsidiary due to the acquisition of common shares of DAIKYO through a tender offer.
In July 2021, ORIX acquired 80% of the shares of Elawan Energy S.L., a renewable energy company located in Spain.

STRATEGY
Operating Environment
During the fiscal year ended March 31, 2022 the
COVID-19
has not subsided worldwide yet. Due to the increase of uncertainty in the operating environment stemming from a shortage of semiconductors, rising crude oil prices, interest-rate hikes and a sharp depreciation of the yen, ORIX Group exercised extreme caution in managing its various business segments. In fiscal 2022, ORIX Group achieved a significant increase in profits primarily due to an increase in gains on sales of subsidiaries and affiliates resulting from the sale of the business of Yayoi. The business environments in the facility operation business in the Real Estate Segment, the concession business in the PE Investment and Concession Segment, and the aircraft leasing business in the Aircraft and Ships Segment did not recover from the previous fiscal year when it was affected by the impact of the
COVID-19
pandemic.
In the future, vaccination programs, dissemination of antiviral pills or other treatments, and economic policy are expected to balance the prevention of the further spread of
COVID-19
with economic recovery. However, the situation remains unpredictable for the foreseeable future. While the impact of the Russia-Ukraine crisis on our business is unpredictable, our exposure to Russia and Ukraine is limited and there has been no significant impact on our business performance to date.
Target Performance Indicators
In its pursuit of sustainable growth, ORIX Group uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and credit ratings to indicate financial soundness.
In fiscal 2022, although
COVID-19
has not subsided yet, net income attributable to ORIX Corporation shareholders was ¥312.1 billion due to the stable contribution of profits from the strength of our diversified businesses. ROE for fiscal 2022 increased from 6.4% in the previous fiscal year to 9.9% due to an increase in net income.
As our medium-term target in terms of these performance indicators, ORIX Group aims to accomplish net income attributable to ORIX Corporation shareholders of ¥440.0 billion, ROE of 11.7%, and maintain financial soundness equivalent to an A credit rating.
Three- year trends in performance indicators are as follows.

			As of March 31,
			2020	2021	2022
Net income attributable to ORIX Corporation shareholders	(Millions of yen	)	302,700	192,384	312,135
ROE (1)	(%)		10.3	6.4	9.9

(1)	ROE is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances.
Corporate Challenges to be Addressed
ORIX Group believes that providing new value to society and being a company that is needed by society is what enables a company to achieve sustainable growth. To this end, ORIX Group believes that it must strengthen its management base through the following initiatives.
Promote Sustainability: In November 2021, ORIX’s Board of Directors established a basic policy for sustainability which sets out
ESG-related
material issues, focus areas and the seven key goals for ORIX Group.

In addition, we have begun to disclose information in line with the TCFD framework. To help resolve social issues through our business activities, each business unit at ORIX Group is moving forward with plans to promote sustainability depending on their respective characteristics.
Enhance risk management: We are formulating risk management policies and standards necessary for ORIX Group to achieve its management strategy and are creating mechanisms to continuously improve the effectiveness of structures and internal control systems for that purpose. In addition, we are making ongoing efforts to develop and enhance the operation of the system that can appropriately identify, evaluate, control, and manage risks.
Strengthen information security and promote digital transformation: We are promoting the digitalization of operations and strengthening the security of digitized management information. In the next step, we are considering effective uses for the massive transactional data accumulated over the years, leveraging information technology to expand existing businesses and launch new ones.
PROFILE OF BUSINESS BY SEGMENT
For a discussion of the basis for the breakdown of segments, see Note 34 of “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for fiscal 2020, 2021 and 2022. Since April 1, 2020, the reporting segments have been changed to the aforementioned segments. As a result of this change for fiscal 2021, segment data for fiscal 2020 has been retrospectively restated.

	Years ended March 31,
	2020	2021	2022

	(Millions of yen)
Corporate Financial Services and Maintenance Leasing	¥74,712	¥70,727	¥251,384
Real Estate	81,513	25,886	33,558
PE Investment and Concession	44,508	3,842	(11,261)
Environment and Energy	11,147	27,543	2,948
Insurance	45,954	56,152	54,560
Banking and Credit	40,816	49,913	43,779
Aircraft and Ships	44,885	5,357	(1,838)
ORIX USA	50,955	40,296	76,263
ORIX Europe	45,084	39,446	49,559
Asia and Australia	11,787	13,124	52,255

Total segment profits	451,361	332,286	551,207

Difference between segment total and consolidated amounts	(38,800)	(44,725)	(46,331)

Total Consolidated Amounts	¥412,561	¥287,561	¥504,876

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

An overview of operations, operating environment and operating strategy for each of the ten segments follows. However, the operating strategy of each business may change in the future due to developments relating to the spread of
COVID-19,
including the duration and extent to which preventative measures are maintained across the globe, and the impact of market volatility and potential economic or geopolitical instability around the world.
Corporate Financial Services and Maintenance Leasing
This segment is involved in finance and fee business; leasing and rental of automobiles, electronic measuring instruments and
ICT-related
equipment; and Yayoi.
In corporate financial services, we are engaged in leasing and lending businesses with a focus on profitability. We also focus on fee businesses by providing life insurance and environment and energy-related products and services to domestic small and medium-sized
enterprise customers, as well as business succession support and M&A broking in domestic regions. In the automobile-related businesses, we aim to increase market share in small and medium-sized
enterprises and individual customers, as well as large corporate customers by enhancing our competitive advantages stemming from our industry-leading number of fleets under management and one-stop
automobile-related services. In the rental business operated by ORIX Rentec Corporation, we are not only providing electronic measuring instruments and
ICT-related
equipment lending, but also developing new services relating to robots, drones, etc. On December 17, 2021, we announced that we had agreed to sell all of the business of Yayoi, including Yayoi’s development, sales and support of business software and related services. The sale was completed on March 1, 2022.
Real Estate
This segment consists of real estate development, rental and management, facility operation, and real estate asset management.
In our real estate business, we aim to promote portfolio rebalancing by selling rental properties in favorable market conditions while investing in real estate development projects that can generate added value. We are also expanding our asset management business, which is less affected by volatility in the real estate market, and our housing-related business with a focus on residential condominiums. Our real estate business also operates hotels and Japanese inns, and we aim to improve profitability by attracting customers in response to diversifying customer needs. In the future, we will promote the innovation and the efficiency of our business through digital transformation, and develop businesses that take advantage of our strengths in a diverse value chain that includes real estate development and rental, asset management, facility operations, residential condominiums management, office building management, construction contracting, and real estate brokerage.
PE Investment and Concession
This segment consists of private equity investment, and concession.
In the private equity business, we aim to earn stable profits from investees and sustainable gains on sales through rebalancing our portfolio. We aim to expand investment in focused industries and increase value through rollups and alliances with existing investees as a starting point. At the same time, we seek business opportunities created by changes in the industrial structure and explore diversified investment methods. In the concession business, we aim to strengthen our operations in the three airports in Kansai (Kansai International Airport, Osaka International Airport and Kobe Airport), and proactively engage in the operation of public infrastructures other than airports.
Environment and Energy
This segment consists of domestic and overseas renewable energy, electric power retailing, ESCO services, sales of solar panels and battery energy storage system, and recycling and waste management.

In the environment and energy business, we aim to increase services revenue as a comprehensive energy service provider by promoting our renewable energy business and electric power retailing business. In our solar power generation business, we have owned and operated one of the largest solar power capacities in total in Japan. In the recycling and waste management business, we are making new investments in facilities with the aim of further expansion of business. We intend to accelerate our renewable energy business overseas by utilizing the expertise we have gained in the domestic market.
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
In the banking business, we aim to increase finance revenues mainly by origination of real estate investment loans, which is the core of our banking business. In the consumer finance business, we aim to increase finance revenues by providing loans directly to our customers with our expertise in credit screening. We also aim to increase guarantee fees income by expanding guarantees against loans disbursed by other financial institutions. In the mortgage bank business, we aim to expand our market share by expanding our agency network and strengthening our product lineup.
Aircraft and Ships
This segment consists of aircraft leasing and management, and ship-related finance and investment.
In the aircraft-related operations, we are focusing on a wide range of profit opportunities, including operating leases of owned aircraft, sale of aircraft to investors, and asset management services for aircraft owned by domestic and overseas investors. We aim for medium- and long-term growth by further enhancing our presence in the global aircraft-leasing market including through mutually complementary relationships with Avolon. In the ship-related business, we flexibly replace assets while closely monitoring the market environment, and aim to achieve goals such as an increase of commission income by arranging investment in ships for domestic corporate investors. In the future, we aim to expand our business by collaborating with excellent partners based on our expertise in finance and investment.
ORIX USA
This segment consists of finance, investment and asset management in the Americas.
ORIX Corporation USA provides various types of finance services such as corporate finance, real estate finance, private equity investment, and investment in bonds to our clients in response to their needs. We aim to expand such asset businesses by making the most of our expertise in them. We are also engaged in expanding the function of our asset management and servicing platform to increase stable fee revenues. With the expansion of both principal investments and assets under management, we aim for the growth of profits along with improvement of capital efficiency.

ORIX Europe
This segment consists of asset management of global equity and fixed income.
Under OCE as the holding company, Robeco Institutional Asset Management B.V. (hereinafter, “Robeco”) and Transtrend B.V. headquartered in the Netherlands, Boston Partners Global Investors, Inc. and Harbor Capital Advisors, Inc. headquartered in the United States are engaged in the asset management business through investments in stocks, bonds, etc. In addition to the focus on expanding the existing businesses by leveraging the expertise of Robeco, a pioneer in sustainable investment, we aim to increase assets under management with expanding products and investment strategies through M&A activities. ORIX Europe is also engaged in capturing a wide range of business opportunities as the strategic business location of ORIX Group in Europe.
Asia and Australia
This segment consists of finance and investment businesses in Asia and Australia.
Our overseas subsidiaries are well-versed in business practices and laws and regulations that vary from region to region, and are primarily engaged in financial services such as leasing and lending. Our overseas subsidiaries also invest in private equity in Asian countries, particularly in China. We will further enhance the functions of our overseas subsidiaries and further invest in targeted markets in order to expand our business with an emphasis on profitability.
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
The following table shows the book values of the primary facilities we own, which include three office buildings, two coal-biomass co-fired
power plants, three solar power stations and two hotels.

	As of March 31, 2022
	Book Value (1)	Land Space (2)
	(Millions of yen)	(Thousands of m²)
Office building (Tachikawa, Tokyo)	¥11,276	2
Office building (Shiba, Minato-ku, Tokyo)	31,190	2
Office building (Osaka, Osaka)	9,325	2
Coal-biomass co-fired power plants (Kitakyushu, Fukuoka)	17,013	37
Coal-biomass co-fired power plants (Soma, Fukushima)	22,507	63
Solar power station (Tsu, Mie)	12,319	1,193
Solar power station (Niigata, Niigata)	11,990	251
Solar power station (Tomakomai, Hokkaido)	10,439	—
Hotel (Beppu, Oita) (3)	22,780	166
Hotel (Kanazawa, Ishikawa)	10,544	2

(1)	Right-of-use assets (hereinafter, “ROU assets”) are included in the book value.
(2)	Land space is provided only for those facilities where we own the land.
(3)	Book value of hotel (Beppu, Oita) includes advances for property under facility operations of ¥3,375 million.
We plan to make capital expenditures totaling approximately ¥696,350 million to support the growth and development of our operating lease business and power generation business during fiscal 2023. The following table shows a breakdown of planned capital expenditures and includes the estimated investment amounts and expected methods of financing the expenditures.

	Fiscal 2023
	Estimated investment amounts	Expected methods of financing
	(Millions of yen)
Operating lease equipment and property	¥601,000	Funds on hand, bank borrowings, etc.
Power generation equipment	95,350	Funds on hand, bank borrowings, etc.

Total	¥696,350

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.
We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥240,421 million as of March 31, 2022.
As of March 31, 2022, the acquisition cost of equipment we held for operating leases amounted to ¥2,144,574 million, consisting of ¥1,438,621 million of transportation equipment, ¥326,680 million of measuring and information-related equipment, ¥307,338 million of real estate and ¥71,935 million of others, before accumulated depreciation. Accumulated depreciation on equipment held for operating leases was ¥819,839 million. We also recognized ¥107,742 million of ROU assets of operating leases, ¥31,639 million of accrued rental receivables and ¥(914) million of allowance for doubtful receivables on operating leases as of the same date.
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
7. Aircraft and Ships
The business of leasing aircraft and ships generally does not require a license, however it is necessary to register the ownership of aircraft and ships. In most jurisdictions, the lessee under an aircraft lease is responsible for registering the aircraft, while the lessor under a ship lease registers the ship with the appropriate flag state. In the case of ship leases, there are certain regulations that we must comply with because they apply directly not just to the lessee but also the lessor, such as environmental regulations.
8. ORIX USA
Certain of our businesses in our ORIX USA segment are subject to extensive regulation in the United States and Brazil. Certain subsidiaries of ORIX Corporation USA manage private investments, collateralized loan obligations and separately managed accounts and are registered as investment advisers with the SEC under the U.S. Investment Advisers Act of 1940, as amended (“Advisers Act”) and are subject to the requirements and regulations of the Advisers Act. Such requirements relate to, among other things, fiduciary duties to advisory clients, maintaining an effective compliance program and code of ethics, operational and marketing requirements, recordkeeping and reporting requirements, disclosure obligations and general anti-fraud prohibitions.
Lument Securities, a wholly owned subsidiary of ORIX Corporation USA, through which we conduct an investment banking, private placement and municipal securities business, is registered as a broker-dealer with the SEC and the Financial Industry Regulatory Authority (“FINRA”). Lument Securities is a municipal securities dealer registered with the SEC and the Municipal Securities Rulemaking Board (“MSRB”), and hence is subject to regulation and oversight by the SEC, FINRA, and the MSRB. Lument Securities is registered as a broker-dealer in 53 states/U.S. jurisdictions, and as a result is a member of and is subject to regulation by FINRA, a self-regulatory organization subject to oversight by the SEC that adopts and enforces rules governing the conduct, and examines the activities, of its member firms. State securities regulators also have regulatory oversight authority over Lument Securities. Broker-dealers are subject to regulations that cover all aspects of the securities business, including, among others, the implementation of a supervisory control system over the securities business, advertising and sales practices, conduct of and compensation in connection with public securities offerings, maintenance of adequate net capital, record keeping and the conduct and qualifications of employees.
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

RB Capital S.A. (“RB Capital”), a majority-owned subsidiary of ORIX Corporation USA headquartered in Sao Paulo, is a Brazilian capital markets and asset management platform. RB Capital and its subsidiaries’ financial and investment activities are regulated by the Central Bank of Brazil and the Securities and Exchange Commission of Brazil and RB Capital is a member of the Brazilian Financial and Capital Markets Association.
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
UK-regulated
subsidiaries of OCE are subject to the UK FCA Conduct of Business Sourcebook. U.S. subsidiaries of OCE are subject to regulation, primarily at the federal level, by, as the case may be, the SEC, Department of Labor, Federal Reserve, Office of the Comptroller of the Currency, FINRA, National Futures Association (“NFA”), Department of Justice, Commodity Futures Trading Commission (“CFTC”) and New Hampshire Banking Department (“NHBD”), as well as being subject to the Advisers Act.
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
Robeco Schweiz AG, a subsidiary of OCE, is authorized and regulated by the Swiss Financial Market Supervisory Authority (“FINMA”). Robeco Schweiz is subject to Swiss legislation, including amongst others and as the case may be, the Federal Act on Collective Investment Schemes, the Federal Ordinance on Collective Investment Schemes, the FINMA Collective Investment Schemes Ordinance, the Financial Services Act , the Financial Institutions Act, the Anti-Money Laundering Act, the Anti-Money Laundering Ordinance, the FINMA Anti-Money Laundering Ordinance, the FINMA Circular 2018/3 on Outsourcing, the FINMA Circular 2013/8 on Market Conduct Rules, the FINMA Circular 2010/1 on Remuneration Principles, the Code of Conduct from the Asset Management Association Switzerland and their respective industry Guidelines.
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
Boston Partners Global Investors, Inc. (“Boston Partners”) is a subsidiary of OCE and registered with the SEC as an investment adviser. Boston Partners is also a member of the NFA and is registered as a commodity pool operator and as a commodity trading adviser with the CFTC. Furthermore, Boston Partners is registered with the FSC, and Guam Department of Revenue and Taxation. Certain subsidiaries of Boston Partners located in the United States and the United Kingdom are also registered with the SEC, NHBD, FINRA and the FCA.

Harbor Capital Advisors, Inc. (“Harbor”) is a subsidiary of OCE and is registered with the SEC as an investment adviser. Harbor is also a member of the NFA and is registered as a commodity pool operator with the CFTC. Certain subsidiaries of Harbor are registered with the SEC, NHBD and a member of FINRA.
Gravis Capital Management Limited (“Gravis”) is a UK asset manager and is authorized as a full-scope UK AIFM by the FCA. OCE acquired 70% of the shares in Gravis in January 2021.
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
Among group companies in the segment, ORIX Asia Limited is registered with the Hong Kong Monetary Authority as a restricted license bank. A wholly owned subsidiary of ORIX Leasing Malaysia Berhad has a money lending license from the Malaysia Ministry of Housing and Local Government, and is registered with Bank Negara Malaysia. PT. ORIX Indonesia Finance has a financial institution business license and is regulated by the Indonesia Financial Services Authority. ORIX Australia Corporation Limited is registered with the Australian Prudential Regulation Authority as a registered finance corporation. ORIX Capital Korea Corporation is registered with the Korea Financial Supervisory Service as a specialized credit finance business company. ORIX Asia Asset Management Co., Limited is registered with the Hong Kong Securities and Futures Commission as a licensed entity to carry on Type 1, 4 and 9 regulated activities.
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
for S&P Global Ratings Japan, “A3” for Moody’s Investors Service,
“A-”
for Fitch Ratings Japan,
“AA-”
for Rating and Investment Information, Inc. (R&I), and “AA” for Japan Credit Rating Agency, Ltd. (JCR).
Major Use of funding
The ORIX Group’s major uses of funding include purchases of leased assets, such as office equipment, automobiles, ICT equipment, measuring equipment, real estate, and aircraft, loans to customers, investments in affiliates, acquisition of subsidiaries, purchases of investment securities, and purchases of business assets.

Results Overview
In fiscal 2022, net income attributable to ORIX corporation shareholders increased 62% to ¥312.1 billion compared to the previous fiscal year. For fiscal 2022, ROE was 9.9%.
The segment profit in fiscal 2022 increased 66% to ¥551.2 billion to compared to the previous fiscal year due to an increase in segment profit in Corporate Financial Services and Maintenance Leasing, Real Estate, ORIX USA, ORIX Europe, and Asia and Australia, despite a decrease in segment profit in PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, and Aircraft and Ships. The summary of the main factors behind the consolidated business results for fiscal 2022 is included in “Item 5. Operating and Financial Review and Prospects—The Fiscal Year vs Last Fiscal Year” in this annual report.
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
Services expense is directly associated with the sales and revenues separately reported within services income. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating Income.” We similarly view the provision for doubtful receivables and probable loan losses and provision for credit losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2022 Compared to Year Ended March 31, 2021” and “Year Ended March 31, 2021 Compared to Year Ended March 31, 2020.”
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

YEAR ENDED MARCH 31, 2022 COMPARED TO YEAR ENDED MARCH 31, 2021
Performance Summary
Financial Results

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except ratios, per Share data and percentages)
Total revenues	¥2,292,708	¥2,520,365	¥227,657	10
Total expenses	2,033,894	2,218,282	184,388	9
Income before Income Taxes	287,561	504,876	217,315	76
Net Income Attributable to ORIX Corporation Shareholders	192,384	312,135	119,751	62
Earnings per Share (Basic)	155.54	259.37	103.83	67
(Diluted)	155.39	259.07	103.68	67
ROE* 1	6.4	9.9	3.5	—
ROA* 2	1.44	2.24	0.80	—

* 1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
* 2	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.
Total revenues for fiscal 2022 increased 10% to ¥2,520,365 million compared to fiscal 2021 due to increases in services income, operating leases revenues, sales of goods and real estate, gains on investment securities and dividends.
Total expenses for fiscal 2022 increased 9% to ¥2,218,282 million compared to fiscal 2021 due to increases in services expense, costs of operating leases, costs of goods and real estate sold, selling, general and administrative expenses, and write-downs of long-lived assets.
Equity in net income (loss) of affiliates for fiscal 2022 increased by ¥14,525 million to ¥15,006 million compared to fiscal 2021 and gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2022 increased by ¥164,487 million to ¥187,787 million compared to fiscal 2021.
Due to the above results, income before income taxes for fiscal 2022 increased 76% to ¥504,876 million compared to fiscal 2021 and net income attributable to ORIX Corporation shareholders increased 62% to ¥312,135 million compared to fiscal 2021.

Balance Sheet data

	As of March 31,				Change
	2021		2022		Amount		Percent (%)

	(Millions of yen except ratios, per share and percentages)
Total Assets	¥13,563,082		¥14,270,672		¥707,590		5
(Segment assets)	11,341,789		11,999,584		657,795		6
Total Liabilities	10,459,938		10,899,271		439,333		4
(Short-term and Long-term debt)	4,724,102		4,866,685		142,583		3
(Deposits)	2,317,785		2,276,158		(41,627)		(2)
ORIX Corporation Shareholders’ Equity	3,028,456		3,261,419		232,963		8
ORIX Corporation Shareholders’ Equity per share	2,487.77		2,732.88		245.11		10
ORIX Corporation Shareholders’ Equity ratio*	22.3%		22.9%		0.6%		—
D/E ratio (Debt-to-equity ratio) (Short-term and Long-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	1.6	x	1.5	x	(0.1	)x	—

*	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.
Total assets increased 5% to ¥14,270,672 million compared to the balance as of March 31, 2021 due to increases in installment loans, investment in securities, investment in affiliates and other assets. In addition, segment assets increased 6% to ¥11,999,584 million compared to the balance as of March 31, 2021.
Total liabilities increased 4% to ¥10,899,271 million compared to the balance as of March 31, 2021 due to increases in short-term debt, policy liabilities and policy account balances and other liabilities being offset by a decrease in deposits.
Shareholders’ equity increased 8% to ¥3,261,419 million compared to the balance as of March 31, 2021.
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
Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each respective segment, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment data for fiscal 2021 have been retrospectively restated.
For a description of the business activities of our segments, see “Item 4. Information on the Company—Business Segments.” See Note 32 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services and Maintenance Leasing	¥431,015	¥445,338	¥14,323	3
Real Estate	359,798	390,688	30,890	9
PE Investment and Concession	331,222	385,739	54,517	16
Environment and Energy	141,971	160,232	18,261	13
Insurance	491,894	486,704	(5,190)	(1)
Banking and Credit	83,724	84,821	1,097	1
Aircraft and Ships	31,617	38,639	7,022	22
ORIX USA	138,017	161,344	23,327	17
ORIX Europe	160,798	221,112	60,314	38
Asia and Australia	128,309	148,055	19,746	15

Segment Total	2,298,365	2,522,672	224,307	10

Difference between Segment Total and Consolidated Amounts	(5,657)	(2,307)	3,350	—

Consolidated Amounts	¥2,292,708	¥2,520,365	¥227,657	10

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services and Maintenance Leasing	¥70,727	¥251,384	¥180,657	255
Real Estate	25,886	33,558	7,672	30
PE Investment and Concession	3,842	(11,261)	(15,103)	—
Environment and Energy	27,543	2,948	(24,595)	(89)
Insurance	56,152	54,560	(1,592)	(3)
Banking and Credit	49,913	43,779	(6,134)	(12)
Aircraft and Ships	5,357	(1,838)	(7,195)	—
ORIX USA	40,296	76,263	35,967	89
ORIX Europe	39,446	49,559	10,113	26
Asia and Australia	13,124	52,255	39,131	298

Segment Total	332,286	551,207	218,921	66

Difference between Segment Total and Consolidated Amounts	(44,725)	(46,331)	(1,606)	—

Consolidated Amounts	¥287,561	¥504,876	¥217,315	76

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services and Maintenance Leasing	¥1,676,063	¥1,516,795	¥(159,268)	(10)
Real Estate	872,095	910,101	38,006	4
PE Investment and Concession	378,698	353,581	(25,117)	(7)
Environment and Energy	489,174	703,608	214,434	44
Insurance	1,959,521	2,072,145	112,624	6
Banking and Credit	2,690,627	2,687,156	(3,471)	(0)
Aircraft and Ships	601,762	684,098	82,336	14
ORIX USA	1,220,081	1,364,142	144,061	12
ORIX Europe	369,546	401,869	32,323	9
Asia and Australia	1,084,222	1,306,089	221,867	20

Segment Total	11,341,789	11,999,584	657,795	6

Difference between Segment Total and Consolidated Amounts	2,221,293	2,271,088	49,795	2

Consolidated Amounts	¥13,563,082	¥14,270,672	¥707,590	5

Corporate Financial Services and Maintenance Leasing
Segment profits increased 255% to ¥251,384 million compared to fiscal 2021. This increase was primarily due to an increase in gains on sales of subsidiaries and affiliates resulting from the sale of the business of Yayoi, but also due to an increase in operating leases revenues resulting from an increase in gains on sales of used cars in our automobile-related businesses and an increase in gains on investment securities and dividends resulting from the IPO of an investee.
Segment assets decreased 10% to ¥1,516,795 million compared to the end of fiscal 2021. This decrease was due to decreases in net investment in leases, investment in operating leases, and goodwill, intangible assets acquired in business combinations.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥58,996	¥57,580	¥(1,416)	(2)
Gains on investment securities and dividends	1,616	4,417	2,801	173
Operating leases	247,190	254,956	7,766	3
Sales of goods and real estate	10,348	9,741	(607)	(6)
Services income	112,865	118,644	5,779	5

Total Segment Revenues	431,015	445,338	14,323	3

Interest expense	5,613	5,109	(504)	(9)
Costs of operating leases	199,774	191,291	(8,483)	(4)
Costs of goods and real estate sold	6,832	6,516	(316)	(5)
Services expense	56,447	58,148	1,701	3
Selling, general and administrative expenses	74,882	76,845	1,963	3
Provision for credit losses and write-downs of long-lived assets and securities	1,405	2,388	983	70
Other	16,528	17,175	647	4

Total Segment Expenses	361,481	357,472	(4,009)	(1)

Segment Operating Income	69,534	87,866	18,332	26

Equity in Net income (Loss) of Affiliates, and others	1,193	163,518	162,325	—

Segment Profits	¥70,727	¥251,384	¥180,657	255

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥610,366	¥580,161	¥(30,205)	(5)
Installment loans	330,917	325,482	(5,435)	(2)
Investment in operating leases	548,677	517,233	(31,444)	(6)
Investment in securities	30,318	34,987	4,669	15
Property under facility operations	18,726	17,199	(1,527)	(8)
Inventories	630	594	(36)	(6)
Advances for finance lease and operating lease	500	1,800	1,300	260
Investment in affiliates	18,049	16,929	(1,120)	(6)
Goodwill, intangible assets acquired in business combinations	117,880	22,410	(95,470)	(81)

Total Segment Assets	¥1,676,063	¥1,516,795	¥(159,268)	(10)

Real Estate
Segment profits increased 30% to ¥33,558 million compared to fiscal 2021. This increase was due to an increase in services income from operating facilities, an increase in operating leases revenues resulting from sales of real estate under operating leases, and an increase in gains on investment securities and dividends resulting from the sale of an investee.
Segment assets increased 4% to ¥910,101 million compared to the end of fiscal 2021. This increase was due to an increase in investment in affiliates and advances for finance lease and operating lease.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥6,206	¥5,602	¥(604)	(10)
Operating leases	46,022	48,091	2,069	4
Sales of goods and real estate	91,348	97,138	5,790	6
Services income	215,805	235,746	19,941	9
Other	417	4,111	3,694	886

Total Segment Revenues	359,798	390,688	30,890	9

Interest expense	2,282	2,584	302	13
Costs of operating leases	24,929	25,006	77	0
Costs of goods and real estate sold	76,071	79,612	3,541	5
Services expense	202,161	218,909	16,748	8
Selling, general and administrative expenses	34,766	33,474	(1,292)	(4)
Provision for credit losses and write-downs of long-lived assets and securities	1,994	262	(1,732)	(87)
Other	(2,170)	(1,150)	1,020	—

Total Segment Expenses	340,033	358,697	18,664	5

Segment Operating Income	19,765	31,991	12,226	62

Equity in Net income (Loss) of Affiliates, and others	6,121	1,567	(4,554)	(74)

Segment Profits	¥25,886	¥33,558	¥7,672	30

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥66,371	¥62,498	¥(3,873)	(6)
Investment in operating leases	291,877	300,460	8,583	3
Investment in securities	8,543	4,289	(4,254)	(50)
Property under facility operations	149,479	155,750	6,271	4
Inventories	94,429	97,667	3,238	3
Advances for finance lease and operating lease	98,820	112,309	13,489	14
Investment in affiliates	99,105	113,178	14,073	14
Advances for property under facility operations	4,089	6,857	2,768	68
Goodwill, intangible assets acquired in business combinations	59,382	57,093	(2,289)	(4)

Total Segment Assets	¥872,095	¥910,101	¥38,006	4

PE Investment and Concession
Segment profits decreased by ¥15,103 million to losses of ¥11,261 million as compared to segment profits of ¥3,842 million in fiscal 2021. This decrease was due to the write-down of assets to be transferred in connection with the conclusion of asset transfer agreements at a certain investee, as well as the write-down of inventories at a certain investee. In addition, there was a decrease in equity in net income (loss) of affiliates at our three airports in Kansai in our concession business.
Segment assets decreased 7% to ¥353,581 million compared to the end of fiscal 2021. This decrease was due to a decrease in inventories and property under facility operations at a certain investee and a decrease in the book value of investment in affiliates resulting from the inclusion of equity in net loss of our three airports in Kansai.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥152	¥237	¥85	56
Gains on investment securities and dividends	846	2,555	1,709	202
Operating leases	6,462	33,870	27,408	424
Sales of goods and real estate	301,732	320,104	18,372	6
Services income	22,030	28,973	6,943	32

Total Segment Revenues	331,222	385,739	54,517	16

Interest expense	1,455	2,268	813	56
Costs of operating leases	3,099	23,643	20,544	663
Costs of goods and real estate sold	259,740	289,522	29,782	11
Services expense	15,947	19,150	3,203	20
Selling, general and administrative expenses	35,324	52,600	17,276	49
Provision for credit losses and write-downs of long-lived assets and securities	3,622	12,599	8,977	248
Other	266	(11,844)	(12,110)	—

Total Segment Expenses	319,453	387,938	68,485	21

Segment Operating Income	11,769	(2,199)	(13,968)	—

Equity in Net income (Loss) of Affiliates, and others	(7,927)	(9,062)	(1,135)	—

Segment Profits	¥3,842	¥(11,261)	¥(15,103)	—

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,541	¥1,689	¥148	10
Investment in operating leases	23,455	43,686	20,231	86
Investment in securities	12,918	12,129	(789)	(6)
Property under facility operations	43,972	40,725	(3,247)	(7)
Inventories	45,597	39,554	(6,043)	(13)
Investment in affiliates	55,421	43,498	(11,923)	(22)
Advances for property under facility operations	6,732	1,323	(5,409)	(80)
Goodwill, intangible assets acquired in business combinations	189,062	170,977	(18,085)	(10)

Total Segment Assets	¥378,698	¥353,581	¥(25,117)	(7)

Environment and Energy
Segment profits decreased 89% to ¥2,948 million compared to fiscal 2021. This decrease was due to the write-down of our two coal-biomass co-fired
power plants, which considered changes in the environment surrounding the power generation business and our business strategy for those plants in the fiscal year, in addition, the absence of bargain purchase gains and gains on sales of subsidiaries and affiliates recorded in the previous fiscal year resulting from the conversion of an investee involved in wind power generation business in India into a wholly-owned subsidiary. However these decreases were partially offset by an increase in equity in net income (loss) of affiliates at an investee.
Segment assets increased 44% to ¥703,608 million compared to the end of fiscal 2021. This increase was due to the acquisition of a subsidiary that resulted in the recording of property under facility operations and goodwill, intangible assets acquired in business combinations.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥1,315	¥1,001	¥(314)	(24)
Services income	136,360	155,303	18,943	14
Other	4,296	3,928	(368)	(9)

Total Segment Revenues	141,971	160,232	18,261	13

Interest expense	11,469	6,651	(4,818)	(42)
Services expense	106,577	123,981	17,404	16
Selling, general and administrative expenses	10,810	11,628	818	8
Provision for credit losses and write-downs of long-lived assets and securities	567	19,564	18,997	—
Other	608	1,518	910	150

Total Segment Expenses	130,031	163,342	33,311	26

Segment Operating Income	11,940	(3,110)	(15,050)	—

Equity in Net income (Loss) of Affiliates, and others	15,603	6,058	(9,545)	(61)

Segment Profits	¥27,543	¥2,948	¥(24,595)	(89)

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥8,978	¥7,910	¥(1,068)	(12)
Installment loans	0	711	711	—
Investment in operating leases	2,051	279	(1,772)	(86)
Investment in securities	814	961	147	18
Property under facility operations	262,016	330,598	68,582	26
Inventories	396	356	(40)	(10)
Advances for finance lease and operating lease	1,392	6	(1,386)	(100)
Investment in affiliates	180,492	204,260	23,768	13
Advances for property under facility operations	19,963	57,520	37,557	188
Goodwill, intangible assets acquired in business combinations	13,072	101,007	87,935	673

Total Segment Assets	¥489,174	¥703,608	¥214,434	44

Insurance
Despite an increase in life insurance premiums and related investment income at ORIX Life Insurance in line with an increase in insurance contracts, segment profits decreased 3% to ¥54,560 million compared to fiscal 2021. This decrease was due to the absence of reversal of policy liability reserve related to variable life insurance contracts at the former Hartford Life Insurance recorded in the previous fiscal year.
Segment assets increased 6% to ¥2,072,145 million compared to the end of fiscal 2021. This increase was due to an increase in investment in securities.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥242	¥265	¥23	10
Life insurance premiums and related investment income	489,985	484,377	(5,608)	(1)
Other	1,667	2,062	395	24

Total Segment Revenues	491,894	486,704	(5,190)	(1)

Interest expense	6	9	3	50
Life insurance costs	374,394	368,926	(5,468)	(1)
Selling, general and administrative expenses	61,160	63,003	1,843	3
Provision for credit losses and write-downs of long-lived assets and securities	7	(0)	(7)	—
Other	184	288	104	57

Total Segment Expenses	435,751	432,226	(3,525)	(1)

Segment Operating Income	56,143	54,478	(1,665)	(3)

Equity in Net income (Loss) of Affiliates, and others	9	82	73	811

Segment Profits	¥56,152	¥54,560	¥(1,592)	(3)

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥17,315	¥17,983	¥668	4
Investment in operating leases	28,909	28,296	(613)	(2)
Investment in securities	1,908,148	2,021,134	112,986	6
Goodwill, intangible assets acquired in business combinations	5,149	4,732	(417)	(8)

Total Segment Assets	¥1,959,521	¥2,072,145	¥112,624	6

Banking and Credit
Segment profits decreased 12% to ¥43,779 million compared to fiscal 2021. This decrease was primarily at ORIX Credit, due to the absence of the reversal of provision for credit losses recorded in the previous fiscal year resulting from reducing the demand for funds owing to the
COVID-19
pandemic, and an increase in advertising expenses in the fiscal year.
Segment assets totaled ¥2,687,156 million, remaining relatively unchanged compared to the end of fiscal 2021.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥78,071	¥76,190	¥(1,881)	(2)
Gains on investment securities and dividends	675	2,204	1,529	227
Services income	4,978	6,427	1,449	29

Total Segment Revenues	83,724	84,821	1,097	1

Interest expense	4,931	4,946	15	0
Services expense	5,791	6,726	935	16
Selling, general and administrative expenses	22,621	27,144	4,523	20
Provision for credit losses and write-downs of long-lived assets and securities	508	2,395	1,887	371
Other	(37)	(168)	(131)	—

Total Segment Expenses	33,814	41,043	7,229	21

Segment Operating Income	49,910	43,778	(6,132)	(12)

Equity in Net income (Loss) of Affiliates, and others	3	1	(2)	(67)

Segment Profits	¥49,913	¥43,779	¥(6,134)	(12)

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,402,916	¥2,397,532	¥(5,384)	(0)
Investment in securities	275,740	277,786	2,046	1
Investment in affiliates	200	67	(133)	(67)
Goodwill, intangible assets acquired in business combinations	11,771	11,771	0	—

Total Segment Assets	¥2,690,627	¥2,687,156	¥(3,471)	(0)

Aircraft and Ships
Segment profits decreased by ¥7,195 million to losses of ¥1,838 million as compared to ¥5,357 million of segment profits in fiscal 2021. This decrease was primarily due to impairment losses and other factors of ¥7,855 million (reduced to reflect the Group’s ownership share) on Avolon’s aircraft placed within the Russian territories, despite increases in services income and operating leases revenues in our ship-related businesses.
Segment assets increased 14% to ¥684,098 million compared to the end of fiscal 2021. This increase was due to an increase in installment loans in our ship-related businesses.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥1,172	¥2,580	¥1,408	120
Operating leases	27,105	28,620	1,515	6
Services income	3,340	7,439	4,099	123

Total Segment Revenues	31,617	38,639	7,022	22

Interest expense	12,760	11,003	(1,757)	(14)
Costs of operating leases	14,188	17,965	3,777	27
Services expense	655	865	210	32
Selling, general and administrative expenses	6,793	7,241	448	7
Provision for credit losses and write-downs of long-lived assets and securities	(159)	2,331	2,490	—
Other	372	(4,932)	(5,304)	—

Total Segment Expenses	34,609	34,473	(136)	(0)

Segment Operating Income	(2,992)	4,166	7,158	—

Equity in Net income (Loss) of Affiliates, and others	8,349	(6,004)	(14,353)	—

Segment Profits	¥5,357	¥(1,838)	¥(7,195)	—

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥2,994	¥0	¥(2,994)	—
Installment loans	30,757	81,695	50,938	166
Investment in operating leases	262,482	271,910	9,428	4
Investment in securities	0	0	0	—
Inventories	0	113	113	—
Advances for finance lease and operating lease	578	0	(578)	—
Investment in affiliates	293,469	320,058	26,589	9
Goodwill, intangible assets acquired in business combinations	11,482	10,322	(1,160)	(10)

Total Segment Assets	¥601,762	¥684,098	¥82,336	14

ORIX USA
Segment profits increased 89% to ¥76,263 million compared to fiscal 2021. This increase was due to increases in gains on investment securities and dividends and gains on sales of subsidiaries and affiliates resulting from the sales of investees. In addition, there was a decrease in provision for credit losses as compared to fiscal 2021.
Segment assets increased 12% to ¥1,364,142 million compared to the end of fiscal 2021. This increase was primarily due to foreign exchange effects.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥87,172	¥90,708	¥3,536	4
Gains on investment securities and dividends	24,510	37,802	13,292	54
Services income	22,546	29,699	7,153	32
Other	3,789	3,135	(654)	(17)

Total Segment Revenues	138,017	161,344	23,327	17

Interest expense	19,598	16,117	(3,481)	(18)
Services expense	2,765	4,149	1,384	50
Selling, general and administrative expenses	68,081	79,399	11,318	17
Provision for credit losses and write-downs of long-lived assets and securities	13,480	(88)	(13,568)	—
Other	1,496	1,989	493	33

Total Segment Expenses	105,420	101,566	(3,854)	(4)

Segment Operating Income	32,597	59,778	27,181	83

Equity in Net income (Loss) of Affiliates, and others	7,699	16,485	8,786	114

Segment Profits	¥40,296	¥76,263	¥35,967	89

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥458	¥475	¥17	4
Installment loans	617,822	717,183	99,361	16
Investment in operating leases	5,317	4,653	(664)	(12)
Investment in securities	342,631	367,190	24,559	7
Property under facility operations and servicing assets	72,094	79,000	6,906	10
Inventories	603	685	82	14
Advances for finance lease and operating lease	378	945	567	150
Investment in affiliates	43,816	45,337	1,521	3
Goodwill, intangible assets acquired in business combinations	136,962	148,674	11,712	9

Total Segment Assets	¥1,220,081	¥1,364,142	¥144,061	12

ORIX Europe
Segment profits increased 26% to ¥49,559 million compared to fiscal 2021. This increase was due to an increase in services income resulting from an increase in the average amount of assets under management, partially offset by the write-down of intangible assets.
Segment assets increased 9% to ¥401,869 million compared to the end of fiscal 2021. This increase was due to an increase in investment in securities.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥171	¥56	¥(115)	(67)
Gains on investment securities and dividends	10,239	1,849	(8,390)	(82)
Services income	150,388	219,207	68,819	46

Total Segment Revenues	160,798	221,112	60,314	38

Interest expense	(435)	(840)	(405)	—
Services expense	39,877	53,199	13,322	33
Selling, general and administrative expenses	73,526	95,588	22,062	30
Provision for credit losses and write-downs of long-lived assets and securities	34	0	(34)	—
Other	6,836	23,115	16,279	238

Total Segment Expenses	119,838	171,062	51,224	43

Segment Operating Income	40,960	50,050	9,090	22

Equity in Net income (Loss) of Affiliates, and others	(1,514)	(491)	1,023	—

Segment Profits	¥39,446	¥49,559	¥10,113	26

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥45,540	¥82,770	¥37,230	82
Investment in affiliates	1,770	2,221	451	25
Goodwill, intangible assets acquired in business combinations	322,236	316,878	(5,358)	(2)

Total Segment Assets	¥369,546	¥401,869	¥32,323	9

Asia and Australia
Segment profits increased 298% to ¥52,255 million compared to fiscal 2021. This increase was due to the absence of the recording of impairment loss on investments in affiliates recorded in the previous fiscal year and an increase in equity in net income (loss) of affiliates at an investee. In addition, there were increases in finance revenues in China and operating leases revenues in South Korea and Australia.
Segment assets increased 20% to ¥1,306,089 million compared to the end of fiscal 2021. This increase was due to increases in net investment in leases, installment loans, and investment in operating leases in China, South Korea, and Australia. In addition, there was an increase in investment in affiliates in China.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥39,931	¥47,166	¥7,235	18
Gains on investment securities and dividends	7,578	3,673	(3,905)	(52)
Operating leases	68,104	82,004	13,900	20
Services income	12,631	14,635	2,004	16
Other	65	577	512	788

Total Segment Revenues	128,309	148,055	19,746	15

Interest expense	19,678	19,659	(19)	(0)
Costs of operating leases	50,954	61,595	10,641	21
Services expense	8,881	9,672	791	9
Selling, general and administrative expenses	25,755	29,510	3,755	15
Provision for credit losses and write-downs of long-lived assets and securities	3,514	891	(2,623)	(75)
Other	1,003	(888)	(1,891)	—

Total Segment Expenses	109,785	120,439	10,654	10

Segment Operating Income	18,524	27,616	9,092	49

Equity in Net income (Loss) of Affiliates, and others	(5,400)	24,639	30,039	—

Segment Profits	¥13,124	¥52,255	¥39,131	298

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥338,603	¥405,043	¥66,440	20
Installment loans	271,038	321,994	50,956	19
Investment in operating leases	235,182	286,214	51,032	22
Investment in securities	32,804	48,052	15,248	46
Property under facility operations	1,284	1,084	(200)	(16)
Inventories	377	483	106	28
Advances for finance lease and operating lease	3,064	3,919	855	28
Investment in affiliates	195,413	232,471	37,058	19
Goodwill, intangible assets acquired in business combinations	6,457	6,829	372	6

Total Segment Assets	¥1,084,222	¥1,306,089	¥221,867	20

Revenues, New Business Volumes and Investments
Finance revenues

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥271,194	¥279,589	¥8,395	3

Finance revenues increased 3% to ¥279,589 million for fiscal 2022 compared to fiscal 2021 primarily due to an increase in the average balance of installment loans and net investment in leases.
Net investment in leases

	As of and for the year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases:
New equipment acquisitions	¥353,256	¥464,150	¥110,894	31
Japan	192,708	210,773	18,065	9
Overseas	160,548	253,377	92,829	58
Net investment in leases	1,029,518	1,057,973	28,455	3
New equipment acquisitions related to net investment in leases decreased 31% to ¥464,150 million compared to fiscal 2021. In Japan, new equipment acquisitions increased 9% in fiscal 2022 compared to fiscal 2021. In overseas, new equipment acquisitions increased 58% in fiscal 2022 compared to fiscal 2021 due to increases in Asia.
Net investment in leases as of March 31, 2022 increased 3% to ¥1,057,973 million compared to March 31, 2021 mainly due to increases in assets in Overseas.
As of March 31, 2022, no single lessee represented more than 1% of the balance of net investment in leases. As of March 31, 2022, 62% of our net investment in leases were to lessees in Japan, while 38% were to overseas lessees. 12% and 5% of our net investment in leases were to lessees in China and Malaysia, respectively. No other overseas country represented more than 5% of our total portfolio of net investment in leases.

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases by category:
Transportation equipment	¥437,759	¥434,944	¥(2,815)	(1)
Industrial equipment	212,655	247,398	34,743	16
Electronics	121,021	112,871	(8,150)	(7)
Information-related and office equipment	95,708	94,292	(1,416)	(1)
Commercial services equipment	42,339	46,941	4,602	11
Other	120,036	121,527	1,491	1

Total	¥1,029,518	¥1,057,973	¥28,455	3

For further information, see Note 6 of “Item 18. Financial Statements.”

Installment loans

	As of and for the year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,198,028	¥1,202,677	¥4,649	0
Japan	862,930	766,453	(96,477)	(11)
Overseas	335,098	436,224	101,126	30
Installment loans	3,670,784	3,862,604	191,820	5

Note:
The balance of installment loans related to our life insurance operations is included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New loans added remained flat at ¥1,202,677 million compared to fiscal 2021. In Japan, new loans added decreased 11% to ¥766,453 million in fiscal 2022 compared to fiscal 2021. In overseas, new loans added increased 30% to ¥436,224 million compared to fiscal 2021 mainly due to increased lending activity in the Americas and ship-related finance.
The balance of installment loans as of March 31, 2022 increased 5% to ¥3,862,604 million compared to March 31, 2021, mainly due to increases in the new loans added in the Americas and ship-related finance, as well as the effect of changes in foreign exchange rates.

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Real estate loans	¥1,995,031	¥2,007,570	¥12,539	1
Card loans	188,547	173,687	(14,860)	(8)
Other	27,698	27,770	72	0

Subtotal	2,211,276	2,209,027	(2,249)	(0)

Corporate borrowers in Japan
Real estate companies	279,046	278,607	(439)	(0)
Non-recourse loans	47,956	74,085	26,129	54
Commercial, industrial and other companies	203,890	168,607	(35,283)	(17)

Subtotal	530,892	521,299	(9,593)	(2)

Consumer borrowers in overseas
Real estate loans	75,890	105,860	29,970	39
Other	26,192	30,136	3,944	15

Subtotal	102,082	135,996	33,914	33

Corporate borrowers in overseas
Real estate companies	197,074	273,789	76,715	39
Non-recourse loans	113,129	80,918	(32,211)	(28)
Commercial, industrial companies and other	503,980	627,828	123,848	25

Subtotal	814,183	982,535	168,352	21

Purchased loans *	12,351	13,747	1,396	11

Total	¥3,670,784	¥3,862,604	¥191,820	5

*
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

As of March 31, 2022, ¥17,983 million, or 0.7%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.
As of March 31, 2022, ¥552,396 million, or 14%, of the balance of installment loans were to real estate companies in Japan and overseas.
The balance of installment loans to consumer borrowers in Japan as of March 31, 2022 remained flat at ¥2,209,027 million compared to the balance as of March 31, 2021, primarily due to a decrease in the balance of card loans despite an increase in the balance of real estate loans for consumer. The balance of installment loans to corporate borrowers in Japan as of March 31, 2022 decreased 2% to ¥521,299 million compared to the balance as of March 31, 2021, mainly due to the collection amount exceeded the new loans added. The balance of installment loans to consumer borrowers in overseas as of March 31, 2022 increased 33% to ¥135,996 million compared to the balance as of March 31, 2021, primarily due to an increase in the balance of real estate loans for consumer and foreign exchange effects. The balance of installment loans to corporate borrowers in overseas as of March 31, 2022 increased 21% to ¥982,535 million compared to the balance as of March 31, 2021 in line with the aforementioned increase in the Americas and ship-related finance, as well as foreign exchange effects.
For further information, see Note 7 of “Item 18. Financial Statements.”
Asset quality
Net investment in leases

	As of March 31,
	2021	2022

	(Millions of yen, except percentage data)
Non-performing net investment in leases and allowance for credit losses on net investment in leases:
Non-performing net investment in leases	¥18,925	¥19,224
Non-performing net investment in leases as a percentage of the balance of net investment in leases	1.84%	1.82%
Provision for credit losses as a percentage of the average balance of net investment in leases*	0.31%	0.15%
Allowance for credit losses on net investment in leases	¥16,522	¥16,303
Allowance for credit losses on net investment in leases as a percentage of the balance of net investment in leases	1.60%	1.54%
The ratio of charge-offs as a percentage of the average balance of net investment in leases*	0.25%	0.27%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.
The balance of
non-performing
net investment in leases increased ¥299 million to ¥19,224 million as of March 31, 2022 compared to March 31, 2021. As a result, the non-performing
net investment in leases as a percentage of net investment in leases as of March 31, 2022 decreased 0.02% to 1.82% from March 31, 2021.

We believe that the ratio of allowance for credit losses to the balance of investment in net investment in leases provides a reasonable indication that our allowance for credit losses was appropriate as of March 31, 2022 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•
all lease contracts are secured by collateral consisting of the underlying leased assets, and we can expect to recover at least a portion of the outstanding lease receivables by selling the collateral.

Loans not individually assessed for credit losses

	As of March 31,
	2021	2022

	(Millions of yen, except percentage data)
Non-performing loans not individually assessed for credit losses and allowance for credit losses on installment loans not individually assessed for credit losses:
Non-performing loans not individually assessed for credit losses	¥28,181	¥34,479
Non-performing loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	0.78%	0.90%
Provision for credit losses as a percentage of the average balance of installment loans not individually assessed for credit losses*	0.02%	0.06%
Allowance for credit losses on installment loans not individually assessed for credit losses	¥44,064	¥36,618
Allowance for credit losses on installment loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	1.22%	0.96%
The ratio of charge-offs as a percentage of the average balance of loans not individually assessed for credit losses*	0.37%	0.33%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.
The provision as a percentage of the average balance of installment loans not individually assessed for credit losses increased 0.04% compared to fiscal 2021 mainly due to a decrease in a reversal in the Americas. The reversal in fiscal 2021 resulted from the improvement of forecasted future economic indicators such as GDP growth rates and unemployment rates in the Americas.

The balance of
non-performing
loans not individually assessed that are estimated for credit losses by using installment loans with similar risk characteristics as one pool increased ¥6,298 million to ¥34,479 million as of March 31, 2022 compared to March 31, 2021.

	As of March 31,
	2021	2022

	(Millions of yen)
Non-performing loans not individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥1,267	¥1,361
Card loans	1,132	671
Other	6,503	3,179

Subtotal	8,902	5,211

Corporate borrowers in Japan
Real estate companies	31	101
Commercial, industrial and other companies	0	529

Subtotal	31	630

Consumer borrowers in overseas
Real estate loans	366	345
Other	320	235

Subtotal	686	580

Corporate borrowers in overseas
Real estate companies	14,505	20,879
Non-recourse loans	542	2,187
Commercial, industrial and other companies	3,515	4,992

Subtotal	18,562	28,058

Total	¥28,181	¥34,479

We recognize allowances for real estate loans, card loans and other loans to individual borrowers after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate. We determine the allowance for our other items on the basis of past loss experience, the forecasted future economic indicators correlated with the prior charge-off
experience and the current portfolio composition.
Loans individually assessed for credit losses

	As of March 31,
	2021	2022

	(Millions of yen)
Non-performing loans individually assessed for credit losses and allowance for credit losses on installment loans individually assessed for credit losses:
Non-performing installment loans individually assessed for credit losses	¥59,757	¥50,836
Allowance for credit losses on installment loans individually assessed for credit losses*	13,404	11,213

*
The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

The provision for credit losses on installment loans individually assessed for credit losses was ¥15,248 million and ¥3,355 million, respectively, in fiscal 2021 and fiscal 2022. The charge-off
of installment loans individually assessed for credit losses was ¥16,356 million and ¥5,502 million, respectively, in fiscal 2021 and fiscal 2022. The provision for credit losses on installment loans individually assessed for credit losses decreased ¥11,893 million compared to fiscal 2021. The charge-off
of installment loans individually assessed for credit losses decreased ¥10,854 million compared to fiscal 2021.
The table below sets forth the outstanding balance of
non-performing
loans individually assessed for credit losses by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually assessed for credit losses. The balance of individually assessed non-performing
loans of commercial, industrial and other companies in overseas decreased mainly due to a decrease in the Americas.

	As of March 31,
	2021	2022

	(Millions of yen)
Non-performing loans individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥7,738	¥10,850
Card loans	3,693	3,415
Other	16,573	15,317

Subtotal	28,004	29,582

Corporate borrowers in Japan
Real estate companies	1,711	2,203
Commercial, industrial and other companies	7,263	2,765

Subtotal	8,974	4,968

Consumer borrowers in overseas
Real estate loans	268	129
Other	390	286

Subtotal	658	415

Corporate borrowers in overseas
Non-recourse loans	774	856
Commercial, industrial and other companies	19,524	13,531

Subtotal	20,298	14,387

Purchased loans	1,823	1,484

Total	¥59,757	¥50,836

Troubled debt restructuring
A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties. The balance of pre-modification
outstanding recorded investment of troubled debt restructurings for financing receivables occurred during fiscal 2021 and 2022 were ¥24,002 million and ¥14,242 million, respectively. And the balance of post-modification outstanding recorded investment were ¥19,776 million and ¥11,471 million for fiscal 2021 and 2022, respectively.
While there were certain other payment deferral requests for financing receivables which we accepted, due to the spread of the
COVID-19,
those receivables are not included in the troubled debt restructuring as we determined those deferrals did not meet the definition of troubled debt restructuring.

For further information, see Note 9 of “Item 18. Financial Statements.”
Allowance for credit losses
We recognize allowances for credit losses on net investment in leases and installment loans.

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Allowance for credit losses:
Beginning balance	¥55,687	¥73,990	¥18,303	33
Cumulative Effect of Adopting Accounting Standards Update 2016-13	30,376	0	(30,376)	—
(Adjusted) Beginning balance	86,063	73,990	(12,073)	(14)
Net investment in leases	15,242	16,522	1,280	8
Loans not individually assessed for credit losses	57,685	44,064	(13,621)	(24)
Loans individually assessed for credit losses	13,136	13,404	268	2
Provision (Reversal)* 1	19,113	7,154	(11,959)	(63)
Net investment in leases	3,285	1,577	(1,708)	(52)
Loans not individually assessed for credit losses	580	2,222	1,642	283
Loans individually assessed for credit losses	15,248	3,355	(11,893)	(78)
Charge-offs (net)	(32,395)	(20,597)	11,798	(36)
Net investment in leases	(2,658)	(2,781)	(123)	5
Loans not individually assessed for credit losses	(13,381)	(12,314)	1,067	(8)
Loans individually assessed for credit losses	(16,356)	(5,502)	10,854	(66)
Other* 2	1,209	3,587	2,378	197
Net investment in leases	653	985	332	51
Loans not individually assessed for credit losses	(820)	2,646	3,466	—
Loans individually assessed for credit losses	1,376	(44)	(1,420)	—
Ending balance	73,990	64,134	(9,856)	(13)
Net investment in leases	16,522	16,303	(219)	(1)
Loans not individually assessed for credit losses	44,064	36,618	(7,446)	(17)
Loans individually assessed for credit losses	13,404	11,213	(2,191)	(16)

*1
“Provision for credit losses” in the consolidated statements of income amounted to ¥16,021 million and ¥3,939 million for fiscal 2021 and 2022, respectively, and the amounts include provision for credit losses on other than net investment in leases and installment loans.

*2	Other mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Provision for credit losses:
Net investment in leases	¥3,285	¥1,577	¥(1,708)	(52)
Loans not individually assessed for credit losses	580	2,222	1,642	283
Loans individually assessed for credit losses	15,248	3,355	(11,893)	(78)

Subtotal	19,113	7,154	(11,959)	(63)

Off-balance sheet credit exposures	(7,437)	(4,449)	2,988	(40)
Available-for-sale debt securities	117	21	(96)	(82)
Accounts receivable	4,228	1,213	(3,015)	(71)

Total	¥16,021	¥3,939	¥(12,082)	(75)

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
The provision on installment loans not individually assessed for credit losses were ¥580 million and ¥2,222 million in fiscal 2021 and 2022, respectively. The provision for credit losses on loans not individually assessed in fiscal 2022 increased compared to fiscal 2021 mainly due to a decrease in a reversal in the Americas. The reversal in fiscal 2021 resulted from the improvement of forecasted future economic indicators such as GDP growth rates and unemployment rates in the Americas.
The provision on installment loans individually assessed for credit losses were ¥15,248 million and ¥3,355 million in fiscal 2021 and 2022, respectively. The provision for credit losses on loans individually assessed decreased mainly in the Americas.
The provision for credit losses on
off-balance
sheet credit exposures in fiscal 2021 was a reversal of ¥7,437 million, which was mainly caused by a decrease in outstanding financial guarantees of card loans and other credit facilities extended by Japanese financial institutions as a result of restrained customer demand for funds and an increase in repayments reflecting changes in consumer behavior due to
COVID-19.
The provision for credit losses on
off-balance
sheet credit exposures in fiscal 2022 was a reversal of ¥4,449 million, which was mainly caused by improved macroeconomic forecast in the Americas.
For further information, see Note 9 of “Item 18. Financial Statements.” In addition, for further information about allowance for off-balance
sheet credit exposures and allowance for credit losses on
available-for-sale
debt securities, see Note 31 and 10 of “Item 18. Financial Statements.”
Investment in Securities

	As of and for the year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥765,663	¥620,660	¥(145,003)	(19)
Japan	698,555	509,164	(189,391)	(27)
Overseas	67,108	111,496	44,388	66
Investment in securities	2,660,443	2,852,349	191,906	7

Note:
The balance of investment in securities related to our life insurance operations is included in investment in securities in our consolidated balance sheets; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New securities added decreased to ¥620,660 million in fiscal 2022 compared to fiscal 2021. New securities added in Japan decreased 27% in fiscal 2022 compared to fiscal 2021 primarily due to a decrease in investments in government bond securities and corporate debt securities. New securities added overseas increased 66% in fiscal 2022 compared to fiscal 2021 primarily due to an increase in investments in equity securities and available-for-sale
debt securities.

The balance of our investment in securities as of March 31, 2022 increased 7% to ¥2,852,349 million compared to March 31, 2021.

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities by security type:
Equity securities	¥540,082	¥560,643	¥20,561	4
Trading debt securities	2,654	2,503	(151)	(6)
Available-for-sale debt securities	2,003,917	2,174,891	170,974	9
Held-to-maturity debt securities	113,790	114,312	522	0

Total	¥2,660,443	¥2,852,349	¥191,906	7

Investments in equity securities as of March 31, 2022 increased 4% to ¥560,643 million compared to March 31, 2021 primarily due to an increase in investment in equity securities with readily determinable fair value in Europe and fund investment in Asia. Investments in trading debt securities as of March 31, 2022 decreased 6% to ¥2,503 million compared to March 31, 2021. Investments in available-for-sale
debt securities as of March 31, 2022 increased 9% to ¥2,174,891 million compared to March 31, 2021 primarily due to an increase in investments in government bond securities, municipal bond securities and corporate debt securities in Japan.
Held-to-maturity
debt securities mainly consist of our life insurance business’s investment in Japanese government bonds.
For further information, see Note 10 of “Item 18. Financial Statements.”
Gains on investment securities and dividends

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities	¥44,622	¥54,585	¥9,963	22
Dividends income	1,475	1,925	450	31

Total	¥46,097	¥56,510	¥10,413	23

Notes:	1.	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.
	2.	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities”.
Net gains on investment securities increased 22% to ¥54,585 million in fiscal 2022 compared to fiscal 2021 due to increases in gains on sales of shares and net unrealized holding gains on investment funds. Dividends income increased 31% to ¥1,925 million in fiscal 2022 compared to fiscal 2021. Due to the above results, gains on investment securities and dividends increased 23% to ¥56,510 million in fiscal 2022 compared to fiscal 2021.
As of March 31, 2022, gross unrealized gains on
available-for-sale
debt securities, including those held in connection with our life insurance operations, were ¥23,242 million, compared to ¥25,291 million as of March 31, 2021. As of March 31, 2022, gross unrealized losses on available-for-sale
debt securities, including those held in connection with our life insurance operations, were ¥124,623 million, compared to ¥48,021 million as of March 31, 2021.

Operating leases

	As of and for the year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥397,065	¥450,454	¥53,389	13
Costs of operating leases	295,628	322,070	26,442	9
New equipment acquisitions	302,835	388,403	85,568	28
Japan	174,116	232,059	57,943	33
Overseas	128,719	156,344	27,625	21
Investment in operating leases	1,408,189	1,463,202	55,013	4
Revenues from operating leases in fiscal 2022 increased 13% to ¥450,454 million compared to fiscal 2021 primarily due to an increase resulting from the acquisition of a subsidiary and an increase in gains on sales of vehicles under operating leases. In fiscal 2021 and 2022, gains from the disposition of operating lease assets were ¥26,358 million and ¥40,148 million, respectively.
Costs of operating leases increased 9% to ¥322,070 million in fiscal 2022 compared to fiscal 2021 primarily due to an increase resulting from the acquisition of a subsidiary.
New equipment acquisitions related to operating leases increased 28% to ¥388,403 million in fiscal 2022 compared to fiscal 2021 primarily due to an increase in investments in real estate under operating leases in Japan, and an increase in new equipment acquisitions in the automobile leasing business in Asia and Australia.
Investment in operating leases as of March 31, 2022 increased 4% to ¥1,463,202 million compared to March 31, 2021.

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥873,697	¥898,602	¥24,905	3
Measuring and information-related equipment	118,758	120,067	1,309	1
Real estate	249,225	260,284	11,059	4
Other	24,291	45,782	21,491	88
Right-of-use assets	114,268	107,742	(6,526)	(6)
Accrued rental receivables	28,259	31,639	3,380	12
Allowance for doubtful receivables on operating leases	(309)	(914)	(605)	—

Total	¥1,408,189	¥1,463,202	¥55,013	4

Investment in transportation equipment operating leases as of March 31, 2022 increased 3% to ¥898,602 million compared to March 31, 2021 primarily due to an increase in new equipment acquisitions in the automobile leasing business in Asia and Australia. Investment in measuring and information-related equipment operating leases as of March 31, 2022 increased 1% to ¥120,067 million compared to March 31, 2021 primarily due to an increase in investment in the rental business. Investment in real estate operating leases as of March 31, 2022 increased 4% to ¥260,284 million compared to March 31, 2021 primarily due to an increase in investments in real estate under operating leases in Japan. Investment in other operating leases as of March 31, 2022 increased 88% to ¥45,782 million compared to March 31, 2021 primarily due to an increase resulting from the acquisition of a subsidiary.
For further information, see Note 6 of “Item 18. Financial Statements.”

Life insurance
We reflect all income and losses (other than provision for credit losses) that we recognize on securities, installment loans, real estate under operating leases and other investments held in connection with our life insurance operations as life insurance premiums and related investment income in our consolidated statements of income.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥403,799	¥431,289	¥27,490	7
Life insurance-related investment income	83,751	50,521	(33,230)	(40)

Total	¥487,550	¥481,810	¥(5,740)	(1)

Life insurance costs	¥374,348	¥368,140	¥(6,208)	(2)

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income (loss):
Net income on investment securities	¥94,029	¥43,323	¥(50,706)	(54)
Losses recognized in income on derivative	(10,680)	6,276	16,956	—
Interest on loans, income on real estate under operating leases, and others	402	922	520	129

Total	¥83,751	¥50,521	¥(33,230)	(40)

Life insurance premiums and related investment income decreased 1% to ¥481,810 million in fiscal 2022 compared to fiscal 2021.
Life insurance premiums increased 7% to ¥431,289 million in fiscal 2022 compared to fiscal 2021 due to an increase in the number of policies in force.
Life insurance-related investment income decreased 40% to ¥50,521 million in fiscal 2022 compared to fiscal 2021. Net income on investment securities decreased mainly in investment income from assets under variable annuity and variable life insurance contracts.
Life insurance costs decreased 2% to ¥368,140 million in fiscal 2022 compared to fiscal 2021 mainly due to a decrease in a provision of liability reserve in line with the aforementioned decrease in investment income from variable annuity and variable life insurance contracts.

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investments by life insurance operations:
Equity securities	¥269,167	¥232,413	¥(36,754)	(14)
Available-for-sale debt securities	1,525,191	1,674,409	149,218	10
Held-to-maturity debt securities	113,790	114,312	522	0

Total investment in securities	1,908,148	2,021,134	112,986	6

Installment loans, real estate under operating leases and other investments	46,224	46,279	55	0

Total	¥1,954,372	¥2,067,413	¥113,041	6

Investment in securities as of March 31, 2022 increased 6% to ¥2,021,134 million compared to March 31, 2021 due to an increase in available-for-sale
debt securities as a result of an increase in investments in government bond securities and corporate debt securities despite a decrease in equity securities due to a decrease in assets under variable annuity and variable life insurance contracts.
For further information, see Note 24 of “Item 18. Financial Statements.”
Sales of goods and real estate, Inventories

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Sales of goods and real estate, Inventories:
Sales of goods and real estate	¥410,953	¥435,398	¥24,445	6
Costs of goods and real estate sold	347,721	381,119	33,398	10
New real estate added	81,854	76,334	(5,520)	(7)
Inventories	142,156	139,563	(2,593)	(2)
Sales of goods and real estate increased 6% to ¥435,398 million compared to fiscal 2021 mainly due to an increase in sales of goods of investees.
Costs of goods and real estate sold increased 10% to ¥381,119 million compared to fiscal 2021 mainly due to an increase in costs of goods. We recognized ¥2,510 million and ¥10,492 million of write-downs for fiscal 2021 and 2022, respectively, which were included in costs of goods and real estate sold. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.
New real estate added decreased 7% to ¥76,334 million in fiscal 2022 compared to fiscal 2021.
Inventories as of March 31, 2022 decreased 2% to ¥139,563 million compared to March 31, 2021.
For further information, see Note 4 of “Item 18. Financial Statements.”

Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2021	2022	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations
Services income	¥679,849	¥816,604	¥136,755	20
Services expense	439,233	495,110	55,877	13
New assets added	30,143	80,415	50,272	167
Japan	30,053	28,600	(1,453)	(5)
Overseas	90	51,815	51,725	—
Property under Facility Operations	491,855	561,846	69,991	14
Services income increased 20% to ¥816,604 million in fiscal 2022 compared to fiscal 2021 mainly due to an increase in the average balance of assets under management in the asset management business in fiscal 2021.
Services expense increased 13% to ¥495,110 million in fiscal 2022 compared to fiscal 2021 mainly due to an increase in the average balance of assets under management in the asset management business in fiscal 2021, similar to the aforementioned decrease in services income.
New assets added for property under facility operations increased to ¥80,415 million in fiscal 2022 compared to fiscal 2021 due to the increase in investments in electric power facilities overseas.
Property under facility operations as of March 31, 2022 increased 14% to ¥561,846 million compared to March 31, 2021 due mainly to the acquisition of a power generation business overseas.
For further information, see Note 4 of “Item 18. Financial Statements.”
Expenses
Interest expense
Interest expense decreased 13% to ¥68,232 million in fiscal 2022 compared to ¥78,068 million in fiscal 2021. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2022 increased 1% to ¥7,142,843 million compared to ¥7,041,887 million as of March 31, 2021.
The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, decreased 0.1% to 0.3% in fiscal 2022 compared to 0.4% in fiscal 2021. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, decreased 0.5% to 2.0% in fiscal 2022 compared to 2.5% in fiscal 2021. For more information regarding our interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our outstanding debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”
Other (income) and expense
Other (income) and expense included a net expense of ¥17,125 million during fiscal 2021 and a net expense of ¥20,494 million during fiscal 2022. Foreign currency transaction losses (gains) included in other (income) and expense included losses of ¥3,349 million during fiscal 2022 compared to gains of ¥1,805 million during fiscal 2021. We recognized impairment losses on goodwill and other intangible assets included in other (income) and expense in the amount of ¥22,561 million during fiscal 2022 compared to the amount of ¥2,652 million on goodwill and other intangible assets during fiscal 2021. For further information on our goodwill and other intangible assets, see Note 14 of “Item 18. Financial Statements.”

Selling, general and administrative expenses

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥263,026	¥300,590	¥37,564	14
Selling expenses	64,749	76,678	11,929	18
Administrative expenses	120,751	136,431	15,680	13
Depreciation of office facilities	8,269	9,083	814	10

Total	¥456,795	¥522,782	¥65,987	14

Employee salaries and other personnel expenses accounted for 58% of selling, general and administrative expenses in fiscal 2022, and the remaining portion consists of other expenses, such as rent for office space, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2022 increased 14% year on year.
Write-downs of long-lived assets
As a result of impairment reviews we performed in fiscal 2022 for long-lived assets in Japan and overseas, such as office buildings, commercial facilities other than office buildings, condominiums, hotels, and land undeveloped or under construction, write-downs of long-lived assets increased by ¥32,646 million to ¥35,666 million in fiscal 2022 compared to ¥3,020 million in fiscal 2021. These write-downs, which are reflected as write-downs of long-lived assets, consisted of impairment losses of ¥869 million on 4 commercial facilities other than office buildings, ¥96 million on 51 condominiums and ¥34,701 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-downs of other long-lived assets in fiscal 2022 include write-downs of ¥31,205 million of property under facility operations and others held by subsidiaries and ¥2,331 million of two aircraft. For further information, see Note 25 of “Item 18. Financial Statements.”
Write-downs of securities
Write-downs of securities in fiscal 2022 were mainly in connection with foreign available-for-sale
debt securities and
non-marketable
equity securities. Write-downs of securities decreased to ¥730 million in fiscal 2022 compared to ¥5,935 million in fiscal 2021. For further information, see Note 10 of “Item 18. Financial Statements.”
Equity in net income (loss) of affiliates
Equity in net income (loss) of affiliates increased in fiscal 2022 to ¥15,006 million compared to ¥481 million in fiscal 2021 due to increases in equity in net income (loss) of affiliates from an investee relating to overseas renewable energy and investees in Asia despite decreases in equity in net income (loss) of affiliates from our three airports in Kansai, and equity in net income (loss) of Avolon which recorded losses primarily resulting from an impairment losses on aircraft located in Russia. For further information, see Note 13 of “Item 18. Financial Statements.”
Gains on sales of subsidiaries and affiliates and liquidation losses, net
Gains on sales of subsidiaries and affiliates and liquidation losses, net increased to ¥187,787 million in fiscal 2022 compared to ¥23,300 million in fiscal 2021, due to the favorable profit from sales in Japan and the Americas including the sale of the business of Yayoi in fiscal 2022. For further information, see Note 3 of “Item 18. Financial Statements.”

Bargain Purchase Gain
In fiscal 2022, we recognized no bargain purchase gain compared to bargain purchase gains of ¥4,966 million in fiscal 2021. For further information, see Note 3 of “Item 18. Financial Statements.”
Provision for income taxes
Provision for income taxes increased to ¥187,264 million in fiscal 2022 compared to ¥90,747 million in fiscal 2021 primarily due to an increase in income before income taxes. For further information, see Note 17 of “Item 18. Financial Statements.”
Net income attributable to the noncontrolling interests
Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net income attributable to the noncontrolling interests in fiscal 2022 was ¥5,477 million, compared to ¥4,453 million in fiscal 2021.
Net income attributable to the redeemable noncontrolling interests
Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. Net loss attributable to the redeemable noncontrolling interests in fiscal 2021 was ¥23 million. There was no net income or loss attributable to the redeemable noncontrolling interests in fiscal 2022. For further information, see Note 19 of “Item 18. Financial Statements.”
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

On the other hand, equity in net income (loss) of affiliates for fiscal 2021 decreased 99% to ¥481 million compared to fiscal 2020 and gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2021 decreased 69% to ¥23,300 million compared to fiscal 2020.
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
Segment Information
Our operating segments used by the chief operating decision maker to make decisions about resource allocations and assess performance are organized into ten segments based on our business management organization which is classified by the nature of major products and services, customer base, regulations, and business areas. The ten segments are Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia. Since April 1, 2020, our reportable segments have been organized as the aforementioned business segments. As a result of this change for fiscal 2021, segment data as of the end of and for fiscal 2020 has been retrospectively restated.
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

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services and Maintenance Leasing	¥428,961	¥431,015	¥2,054	0
Real Estate	468,086	359,798	(108,288)	(23)
PE Investment and Concession	296,365	331,222	34,857	12
Environment and Energy	147,498	141,971	(5,527)	(4)
Insurance	371,387	491,894	120,507	32
Banking and Credit	84,355	83,724	(631)	(1)
Aircraft and Ships	64,650	31,617	(33,033)	(51)
ORIX USA	135,709	138,017	2,308	2
ORIX Europe	148,524	160,798	12,274	8
Asia and Australia	137,797	128,309	(9,488)	(7)

Segment Total	2,283,332	2,298,365	15,033	1

Difference between Segment Total and Consolidated Amounts	(3,003)	(5,657)	(2,654)	—

Consolidated Amounts	¥2,280,329	¥2,292,708	¥12,379	1

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services and Maintenance Leasing	¥74,712	¥70,727	¥(3,985)	(5)
Real Estate	81,513	25,886	(55,627)	(68)
PE Investment and Concession	44,508	3,842	(40,666)	(91)
Environment and Energy	11,147	27,543	16,396	147
Insurance	45,954	56,152	10,198	22
Banking and Credit	40,816	49,913	9,097	22
Aircraft and Ships	44,885	5,357	(39,528)	(88)
ORIX USA	50,955	40,296	(10,659)	(21)
ORIX Europe	45,084	39,446	(5,638)	(13)
Asia and Australia	11,787	13,124	1,337	11

Segment Total	451,361	332,286	(119,075)	(26)

Difference between Segment Total and Consolidated Amounts	(38,800)	(44,725)	(5,925)	—

Consolidated Amounts	¥412,561	¥287,561	¥(125,000)	(30)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services and Maintenance Leasing	¥1,804,216	¥1,676,063	¥(128,153)	(7)
Real Estate	821,194	872,095	50,901	6
PE Investment and Concession	322,522	378,698	56,176	17
Environment and Energy	464,273	489,174	24,901	5
Insurance	1,580,158	1,959,521	379,363	24
Banking and Credit	2,603,736	2,690,627	86,891	3
Aircraft and Ships	585,304	601,762	16,458	3
ORIX USA	1,374,027	1,220,081	(153,946)	(11)
ORIX Europe	317,847	369,546	51,699	16
Asia and Australia	1,010,268	1,084,222	73,954	7

Segment Total	10,883,545	11,341,789	458,244	4

Difference between Segment Total and Consolidated Amounts	2,183,983	2,221,293	37,310	2

Consolidated Amounts	¥13,067,528	¥13,563,082	¥495,554	4

Corporate Financial Services and Maintenance Leasing
Segment profits decreased 5% to ¥70,727 million due to an increase in costs of operating leases and services expense, and the absence of bargain purchase gains recorded in relation to companies acquired in our corporate financial services business during fiscal 2020.
Segment assets decreased 7% to ¥1,676,063 million compared to the end of fiscal 2020. This decrease was mainly due to decreases in net investment in leases, installment loans, and investment in operating leases.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥62,327	¥58,996	¥(3,331)	(5)
Gains on investment securities and dividends	111	1,616	1,505	—
Operating leases	243,977	247,190	3,213	1
Sales of goods and real estate	11,536	10,348	(1,188)	(10)
Services income	111,010	112,865	1,855	2

Total Segment Revenues	428,961	431,015	2,054	0

Interest expense	6,148	5,613	(535)	(9)
Costs of operating leases	194,162	199,774	5,612	3
Costs of goods and real estate sold	6,814	6,832	18	0
Services expense	53,020	56,447	3,427	6
Selling, general and administrative expenses	76,275	74,882	(1,393)	(2)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	1,189	0	(1,189)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	1,405	1,405	—
Other	17,952	16,528	(1,424)	(8)

Total Segment Expenses	355,560	361,481	5,921	2

Segment Operating Income	73,401	69,534	(3,867)	(5)

Equity in Net income (Loss) of Affiliates, and others	1,311	1,193	(118)	(9)

Segment Profits	¥74,712	¥70,727	¥(3,985)	(5)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥663,150	¥610,366	¥(52,784)	(8)
Installment loans	379,541	330,917	(48,624)	(13)
Investment in operating leases	572,492	548,677	(23,815)	(4)
Investment in securities	28,616	30,318	1,702	6
Property under facility operations	19,992	18,726	(1,266)	(6)
Inventories	736	630	(106)	(14)
Advances for finance lease and operating lease	293	500	207	71
Investment in affiliates	18,347	18,049	(298)	(2)
Advances for property under facility operations	760	0	(760)	—
Goodwill, intangible assets acquired in business combinations	120,289	117,880	(2,409)	(2)

Total Segment Assets	¥1,804,216	¥1,676,063	¥(128,153)	(7)

Real Estate
Due to the above-mentioned reasons as well as the absence of gains on the sale of a subsidiary which operates senior housings, which had been recorded during fiscal 2020, segment profits decreased 68% to ¥25,886 million compared to fiscal 2020 despite a decrease in services expense and costs of goods and real estate sold.
Investment in operating leases decreased due to the sales of real estate under operating leases. However, this decrease was offset by increases in inventories and advances for finance lease and operating lease. As a result, segment assets increased 6% to ¥872,095 million compared to the end of fiscal 2020.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥6,723	¥6,206	¥(517)	(8)
Operating leases	63,149	46,022	(17,127)	(27)
Sales of goods and real estate	122,230	91,348	(30,882)	(25)
Services income	276,123	215,805	(60,318)	(22)
Other	(139)	417	556	—

Total Segment Revenues	468,086	359,798	(108,288)	(23)

Interest expense	1,790	2,282	492	27
Costs of operating leases	26,654	24,929	(1,725)	(6)
Costs of goods and real estate sold	108,637	76,071	(32,566)	(30)
Services expense	238,952	202,161	(36,791)	(15)
Selling, general and administrative expenses	37,462	34,766	(2,696)	(7)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	545	0	(545)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	1,994	1,994	—
Other	1,267	(2,170)	(3,437)	—

Total Segment Expenses	415,307	340,033	(75,274)	(18)

Segment Operating Income	52,779	19,765	(33,014)	(63)

Equity in Net income (Loss) of Affiliates, and others	28,734	6,121	(22,613)	(79)

Segment Profits	¥81,513	¥25,886	¥(55,627)	(68)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥73,279	¥66,371	¥(6,908)	(9)
Investment in operating leases	319,550	291,877	(27,673)	(9)
Investment in securities	7,274	8,543	1,269	17
Property under facility operations	140,416	149,479	9,063	6
Inventories	82,762	94,429	11,667	14
Advances for finance lease and operating lease	37,272	98,820	61,548	165
Investment in affiliates	91,835	99,105	7,270	8
Advances for property under facility operations	7,327	4,089	(3,238)	(44)
Goodwill, intangible assets acquired in business combinations	61,479	59,382	(2,097)	(3)

Total Segment Assets	¥821,194	¥872,095	¥50,901	6

PE Investment and Concession
Due to the impact of
COVID-19,
the number of passengers and flights at our three airports in Kansai decreased substantially, resulting in a decrease in equity in net income of affiliates in our concession business. Also, due to the absence of gains on the sale of a subsidiary in our private equity business, which had been recorded during fiscal 2020, in addition, provision for credit losses and write-downs of long-lived assets and securities recorded against trade accounts receivable at a certain investee during fiscal 2021, segment profits decreased 91% to ¥3,842 million compared to fiscal 2020.
Segment assets increased 17% to ¥378,698 million compared to the end of fiscal 2020. This increase was mainly due to increases in goodwill and investment in operating leases associated with the acquisition of subsidiaries during fiscal 2021.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥124	¥152	¥28	23
Gains on investment securities and dividends	585	846	261	45
Operating leases	1,716	6,462	4,746	277
Sales of goods and real estate	261,475	301,732	40,257	15
Services income	32,465	22,030	(10,435)	(32)

Total Segment Revenues	296,365	331,222	34,857	12

Interest expense	911	1,455	544	60
Costs of operating leases	852	3,099	2,247	264
Costs of goods and real estate sold	229,905	259,740	29,835	13
Services expense	22,021	15,947	(6,074)	(28)
Selling, general and administrative expenses	33,395	35,324	1,929	6
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	98	0	(98)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	3,622	3,622	—
Other	(50)	266	316	—

Total Segment Expenses	287,132	319,453	32,321	11

Segment Operating Income	9,233	11,769	2,536	27

Equity in Net income (Loss) of Affiliates, and others	35,275	(7,927)	(43,202)	—

Segment Profits	¥44,508	¥3,842	¥(40,666)	(91)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥141	¥1,541	¥1,400	993
Investment in operating leases	9,367	23,455	14,088	150
Investment in securities	17,916	12,918	(4,998)	(28)
Property under facility operations	43,735	43,972	237	1
Inventories	40,263	45,597	5,334	13
Investment in affiliates	68,603	55,421	(13,182)	(19)
Advances for property under facility operations	245	6,732	6,487	—
Goodwill, intangible assets acquired in business combinations	142,252	189,062	46,810	33

Total Segment Assets	¥322,522	¥378,698	¥56,176	17

Environment and Energy
Segment profits increased 147% to ¥27,543 million compared to fiscal 2020. This increase was mainly due to the recording of gains of sales of an investee involved in wind power generation business in India.
Segment assets increased 5% to ¥489,174 million compared to the end of fiscal 2020. This increase was due to an increase in investments in affiliates, despite a decrease in business assets.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥1,034	¥1,315	¥281	27
Services income	141,714	136,360	(5,354)	(4)
Other	4,750	4,296	(454)	(10)

Total Segment Revenues	147,498	141,971	(5,527)	(4)

Interest expense	8,403	11,469	3,066	36
Services expense	111,436	106,577	(4,859)	(4)
Selling, general and administrative expenses	10,699	10,810	111	1
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	2,081	0	(2,081)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	567	567	—
Other	2,744	608	(2,136)	(78)

Total Segment Expenses	135,363	130,031	(5,332)	(4)

Segment Operating Income	12,135	11,940	(195)	(2)

Equity in Net income (Loss) of Affiliates, and others	(988)	15,603	16,591	—

Segment Profits	¥11,147	¥27,543	¥16,396	147

	As of March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥10,832	¥8,978	¥(1,854)	(17)
Investment in operating leases	1,958	2,051	93	5
Investment in securities	191	814	623	326
Property under facility operations	338,695	262,016	(76,679)	(23)
Inventories	394	396	2	1
Advances for finance lease and operating lease	1,861	1,392	(469)	(25)
Investment in affiliates	82,253	180,492	98,239	119
Advances for property under facility operations	12,229	19,963	7,734	63
Goodwill, intangible assets acquired in business combinations	15,860	13,072	(2,788)	(18)

Total Segment Assets	¥464,273	¥489,174	¥24,901	5

Insurance
Due to the above-mentioned reasons as well as the recording of reversals of policy liability reserves related to variable life insurance contracts, etc., segment profits increased 22% to ¥56,152 million compared to fiscal 2020.
Segment assets increased 24% to ¥1,959,521 million compared to the end of fiscal 2020 due to an increase in investment in securities.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥220	¥242	¥22	10
Life insurance premiums and related investment income	370,144	489,985	119,841	32
Other	1,023	1,667	644	63

Total Segment Revenues	371,387	491,894	120,507	32

Interest expense	1	6	5	500
Life insurance costs	271,943	374,394	102,451	38
Selling, general and administrative expenses	53,095	61,160	8,065	15
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(0)	0	0	—
Provision for credit losses and write-downs of long-lived assets and securities	0	7	7	—
Other	408	184	(224)	(55)

Total Segment Expenses	325,447	435,751	110,304	34

Segment Operating Income	45,940	56,143	10,203	22

Equity in Net income (Loss) of Affiliates, and others	14	9	(5)	(36)

Segment Profits	¥45,954	¥56,152	¥10,198	22

	As of March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥17,720	¥17,315	¥(405)	(2)
Investment in operating leases	29,271	28,909	(362)	(1)
Investment in securities	1,528,042	1,908,148	380,106	25
Goodwill, intangible assets acquired in business combinations	5,125	5,149	24	0

Total Segment Assets	¥1,580,158	¥1,959,521	¥379,363	24

Banking and Credit
Segment profits increased 22% to ¥49,913 million compared to fiscal 2020 resulting from a decrease in provision for credit losses during fiscal 2021, which was primarily due to the impacts of a decrease in new loan executions as well as low default rates in ORIX Credit.
Segment assets increased 3% to ¥2,690,627 million compared to the end of fiscal 2020 due to an increase in the balance of real estate investment loans in our banking business.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥80,868	¥78,071	¥(2,797)	(3)
Gains on investment securities and dividends	196	675	479	244
Services income	3,291	4,978	1,687	51

Total Segment Revenues	84,355	83,724	(631)	(1)

Interest expense	4,488	4,931	443	10
Services expense	5,156	5,791	635	12
Selling, general and administrative expenses	21,919	22,621	702	3
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	11,971	0	(11,971)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	508	508	—
Other	8	(37)	(45)	—

Total Segment Expenses	43,542	33,814	(9,728)	(22)

Segment Operating Income	40,813	49,910	9,097	22

Equity in Net income (Loss) of Affiliates, and others	3	3	0	—

Segment Profits	¥40,816	¥49,913	¥9,097	22

	As of March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,318,347	¥2,402,916	¥84,569	4
Investment in securities	273,218	275,740	2,522	1
Investment in affiliates	400	200	(200)	(50)
Goodwill, intangible assets acquired in business combinations	11,771	11,771	0	—

Total Segment Assets	¥2,603,736	¥2,690,627	¥86,891	3

Aircraft and Ships
Due to the above-mentioned decrease in revenues and a decrease in equity in net income of affiliates from Avolon, segment profits decreased 88% to ¥5,357 million compared to fiscal 2020.
Segment assets increased 3% to ¥601,762 million compared to the end of fiscal 2020. This increase was mainly due to an increase in installment loans and investment in operating leases in our ship-related business, as well as an increase in investment in affiliates.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥2,478	¥1,172	¥(1,306)	(53)
Operating leases	49,271	27,105	(22,166)	(45)
Services income	10,216	3,340	(6,876)	(67)
Other	2,685	0	(2,685)	—

Total Segment Revenues	64,650	31,617	(33,033)	(51)

Interest expense	18,866	12,760	(6,106)	(32)
Costs of operating leases	15,070	14,188	(882)	(6)
Services expense	4,379	655	(3,724)	(85)
Selling, general and administrative expenses	9,337	6,793	(2,544)	(27)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(0)	0	0	—
Provision for credit losses and write-downs of long-lived assets and securities	0	(159)	(159)	—
Other	789	372	(417)	(53)

Total Segment Expenses	48,441	34,609	(13,832)	(29)

Segment Operating Income	16,209	(2,992)	(19,201)	—

Equity in Net income (Loss) of Affiliates, and others	28,676	8,349	(20,327)	(71)

Segment Profits	¥44,885	¥5,357	¥(39,528)	(88)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,839	¥2,994	¥1,155	63
Installment loans	24,088	30,757	6,669	28
Investment in operating leases	253,717	262,482	8,765	3
Investment in securities	0	0	0	—
Advances for finance lease and operating lease	4,990	578	(4,412)	(88)
Investment in affiliates	284,453	293,469	9,016	3
Goodwill, intangible assets acquired in business combinations	16,217	11,482	(4,735)	(29)

Total Segment Assets	¥585,304	¥601,762	¥16,458	3

ORIX USA
Due to the absence of gains on sales of equity interests of Houlihan Lokey, etc., which had been recorded during fiscal 2020, segment profits decreased 21% to ¥40,296 million compared to fiscal 2020.
Segment assets decreased 11% to ¥1,220,081 million compared to the end of fiscal 2020 due to a decrease in installment loans.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥79,973	¥87,172	¥7,199	9
Gains on investment securities and dividends	15,956	24,510	8,554	54
Services income	37,116	22,546	(14,570)	(39)
Other	2,664	3,789	1,125	42

Total Segment Revenues	135,709	138,017	2,308	2

Interest expense	30,878	19,598	(11,280)	(37)
Services expense	3,235	2,765	(470)	(15)
Selling, general and administrative expenses	66,931	68,081	1,150	2
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	8,251	0	(8,251)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	13,480	13,480	—
Other	(219)	1,496	1,715	—

Total Segment Expenses	109,076	105,420	(3,656)	(3)

Segment Operating Income	26,633	32,597	5,964	22

Equity in Net income (Loss) of Affiliates, and others	24,322	7,699	(16,623)	(68)

Segment Profits	¥50,955	¥40,296	¥(10,659)	(21)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,172	¥458	¥(714)	(61)
Installment loans	778,249	617,822	(160,427)	(21)
Investment in operating leases	9,148	5,317	(3,831)	(42)
Investment in securities	320,217	342,631	22,414	7
Property under facility operations and servicing assets	66,416	72,094	5,678	9
Inventories	1,442	603	(839)	(58)
Advances for finance lease and operating lease	1,259	378	(881)	(70)
Investment in affiliates	52,361	43,816	(8,545)	(16)
Goodwill, intangible assets acquired in business combinations	143,763	136,962	(6,801)	(5)

Total Segment Assets	¥1,374,027	¥1,220,081	¥(153,946)	(11)

ORIX Europe
Segment profits decreased 13% to ¥39,446 million due to the absence of gains on sale of some business unit which had been recorded during fiscal 2020, despite a decrease in selling, general and administrative expenses.
Segment assets increased 16% to ¥369,546 million compared to the end of fiscal 2020. This was mainly due to an increase in investment in securities, as well as increases in goodwill, intangible assets acquired in business combinations due to the effect of changes in foreign exchange rates.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥559	¥171	¥(388)	(69)
Gains on investment securities and dividends	(2,079)	10,239	12,318	—
Services income	150,044	150,388	344	0

Total Segment Revenues	148,524	160,798	12,274	8

Interest expense	(170)	(435)	(265)	—
Services expense	35,624	39,877	4,253	12
Selling, general and administrative expenses	81,383	73,526	(7,857)	(10)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	(17)	0	17	—
Provision for credit losses and write-downs of long-lived assets and securities	0	34	34	—
Other	(62)	6,836	6,898	—

Total Segment Expenses	116,758	119,838	3,080	3

Segment Operating Income	31,766	40,960	9,194	29

Equity in Net income (Loss) of Affiliates, and others	13,318	(1,514)	(14,832)	—

Segment Profits	¥45,084	¥39,446	¥(5,638)	(13)

	As of March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥38,057	¥45,540	¥7,483	20
Investment in affiliates	1,495	1,770	275	18
Goodwill, intangible assets acquired in business combinations	278,295	322,236	43,941	16

Total Segment Assets	¥317,847	¥369,546	¥51,699	16

Asia and Australia
Despite the decrease in equity in net income of affiliates resulting from an impairment loss on an investment in an affiliate during fiscal 2021, due to the absence of losses on valuation of investment securities of an investee in Asia which had been recorded during fiscal 2020, as well as the recognition of gains on sales of subsidiaries and affiliates in Asia during fiscal 2021, segment profits increased 11% to ¥13,124 million compared to fiscal 2020.
Segment assets increased 7% to ¥1,084,222 million compared to the end of fiscal 2020. The increase was mainly due to an increase in installment loans and investment in operating leases.

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥43,694	¥39,931	¥(3,763)	(9)
Gains on investment securities and dividends	8,971	7,578	(1,393)	(16)
Operating leases	66,322	68,104	1,782	3
Services income	18,323	12,631	(5,692)	(31)
Other	487	65	(422)	(87)

Total Segment Revenues	137,797	128,309	(9,488)	(7)

Interest expense	26,316	19,678	(6,638)	(25)
Costs of operating leases	49,529	50,954	1,425	3
Services expense	13,082	8,881	(4,201)	(32)
Selling, general and administrative expenses	26,911	25,755	(1,156)	(4)
Provision for doubtful receivables and probable loan losses and write-downs of long-lived assets and securities	15,318	0	(15,318)	—
Provision for credit losses and write-downs of long-lived assets and securities	0	3,514	3,514	—
Other	1,986	1,003	(983)	(49)

Total Segment Expenses	133,142	109,785	(23,357)	(18)

Segment Operating Income	4,655	18,524	13,869	298

Equity in Net income (Loss) of Affiliates, and others	7,132	(5,400)	(12,532)	—

Segment Profits	¥11,787	¥13,124	¥1,337	11

	As of March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥330,346	¥338,603	¥8,257	2
Installment loans	222,465	271,038	48,573	22
Investment in operating leases	195,660	235,182	39,522	20
Investment in securities	29,248	32,804	3,556	12
Property under facility operations	2,600	1,284	(1,316)	(51)
Inventories	242	377	135	56
Advances for finance lease and operating lease	1,742	3,064	1,322	76
Investment in affiliates	221,853	195,413	(26,440)	(12)
Goodwill, intangible assets acquired in business combinations	6,112	6,457	345	6

Total Segment Assets	¥1,010,268	¥1,084,222	¥73,954	7

Revenues, New Business Volumes and Investments
Finance revenues

	Year ended March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥276,864	¥271,194	¥(5,670)	(2)

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

For further information, see Note 6 of “Item 18. Financial Statements.”

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

New loans added decreased 22% to
¥
1,198,028 million compared to fiscal 2020. In Japan, new loans added decreased 24% to ¥862,930 million in fiscal 2021 compared to fiscal 2020. In Overseas, new loans added decreased 15% to
¥
335,098 million compared to fiscal 2020 mainly due to decreased lending activity in the Americas.
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

Note:
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

Note:
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

Corporate borrowers in Overseas
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
For further information, see Note 8 and 9 of “Item 18. Financial Statements.”

Allowance for doubtful receivables and probable loan losses and allowance for credit losses
We recognize allowances for doubtful receivables and probable loan losses and allowances for credit losses.

	As of March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Allowance for doubtful receivables on net investment in leases and probable loan losses on installment loans and allowance for credit losses:
Beginning balance	¥58,011	¥55,687	¥(2,324)	(4)
Cumulative Effect of Adopting Accounting Standards Update 2016-13	0	30,376	30,376	—
(Adjusted) Beginning balance	58,011	86,063	28,052	48
Net investment in leases	12,049	15,242	3,193	27
Loans not individually assessed for credit losses	32,231	57,685	25,454	79
Loans individually assessed for credit losses	13,731	13,136	(595)	(4)
Provision (Reversal)* 1	24,425	19,113	(5,312)	(22)
Net investment in leases	3,304	3,285	(19)	(1)
Loans not individually assessed for credit losses	14,920	580	(14,340)	(96)
Loans individually assessed for credit losses	6,201	15,248	9,047	146
Charge-offs (net)	(24,132)	(32,395)	(8,263)	34
Net investment in leases	(2,835)	(2,658)	177	(6)
Loans not individually assessed for credit losses	(14,819)	(13,381)	1,438	(10)
Loans individually assessed for credit losses	(6,478)	(16,356)	(9,878)	152
Other* 2	(1,468)	1,209	2,677	—
Net investment in leases	(826)	653	1,479	—
Loans not individually assessed for credit losses	(635)	(820)	(185)	29
Loans individually assessed for credit losses	(7)	1,376	1,383	—
Ending balance	56,836	73,990	17,154	30
Net investment in leases	11,692	16,522	4,830	41
Loans not individually assessed for credit losses	31,697	44,064	12,367	39
Loans individually assessed for credit losses	13,447	13,404	(43)	(0)

Note:
Credit Losses Standard has been adopted since April 1, 2020, and the amounts of both allowance for doubtful receivables on net investment in leases and allowance for probable loan losses on installment loans have been reclassified to allowance for credit losses.

*1
“Provision for doubtful receivables and probable loan losses” in the consolidated statements of income amounted to ¥24,425 million for fiscal 2020. “Provision for credit losses” in the consolidated statements of income amounted to ¥16,021 million for fiscal 2021, and the amount includes provision for credit losses on other than net investment in leases and installment loans.

*2	Other mainly includes foreign currency translation adjustments and a decrease in allowance related to a sale of a subsidiary.

	As of March 31,		Change
	2020	2021	Amount	Percent (%)

	(Millions of yen, except percentage data)
Provision for doubtful receivables and probable loan losses / Provision for credit losses:
Net investment in leases	¥3,304	¥3,285	¥(19)	(1)
Loans not individually assessed for credit losses	14,920	580	(14,340)	(96)
Loans individually assessed for credit losses	6,201	15,248	9,047	146

Subtotal	24,425	19,113	(5,312)	(22)

Off-balance sheet credit exposures	0	(7,437)	(7,437)	—
Available-for-sale debt securities	0	117	117	—
Accounts receivable*	0	4,228	4,228	—

Total	¥24,425	¥16,021	¥(8,404)	(34)

*	Provision on accounts receivable was included in provision on loans not individually assessed in fiscal 2020.
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
The provision for credit losses on
off-balance
sheet credit exposures in fiscal 2021 was a reversal of ¥7,437 million, which was mainly caused by a decrease in outstanding financial guarantees of card loans and other credit facilities extended by Japanese financial institutions as a result of restrained customer demand for funds and an increase in repayments reflecting changes in consumer behavior due to
COVID-19.
For further information, see Note 8 and 9 of “Item 18. Financial Statements.”
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
For further information, see Note 10 of “Item 18. Financial Statements.”
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
Costs of operating leases increased 2% to ¥295,628 million in fiscal 2021 compared to fiscal 2020 primarily due to an increase in depreciation expenses resulting from a year-on-year
increase in the average balance of investment in the rental business of electronic measuring instruments and
IT-related
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
For further information, see Note 24 of “Item 18. Financial Statements.”
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
Services expense decreased 9% to ¥439,233 million in fiscal 2021 compared to fiscal 2020 mainly due to the temporary closure of operating facilities and the sale of a subsidiary in fiscal 2020, similar to the aforementioned decrease in services income.
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
The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, remained flat in fiscal 2021 at 0.4% compared to 0.4% in fiscal 2020. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, decreased 0.8% to 2.5 % in fiscal 2021 compared to 3.3% in fiscal 2020. For more information regarding our interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our outstanding debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”
Other (income) and expense
Other (income) and expense included a net expense of ¥14,925 million during fiscal 2020 and a net expense of ¥17,125 million during fiscal 2021. Foreign currency transaction losses (gains) included in other (income) and expense included gains of ¥1,805 million during fiscal 2021 compared to losses of ¥1,679 million during fiscal 2020. We recognized impairment losses on goodwill and other intangible assets included in other (income) and expense in the amount of ¥2,652 million during fiscal 2021 compared to no impairment losses on goodwill and other intangible assets during fiscal 2020. For further information on our goodwill and other intangible assets, see Note 14 of “Item 18. Financial Statements.”

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
Write-downs of long-lived assets
As a result of impairment reviews we performed in fiscal 2021 for long-lived assets in Japan and overseas, such as office buildings, commercial facilities other than office buildings, condominiums, hotels, and land undeveloped or under construction, write-downs of long-lived assets decreased 1% to ¥3,020 million in fiscal 2021 compared to ¥3,043 million in fiscal 2020. These write-downs, which are reflected as write-downs of long-lived assets, consisted of impairment losses of ¥331 million on one office building, ¥1,256 million on six commercial facilities other than office buildings, ¥64 million on two condominiums, ¥98 million on two pieces of land undeveloped or under construction and ¥1,271 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-downs of other long-lived assets in fiscal 2021 include a write-down of ¥1,099 million of three hotels. For further information, see Note 25 of “Item 18. Financial Statements.”
Write-downs of securities
Write-downs of securities in fiscal 2021 were mainly in connection with foreign available-for-sale
debt securities and
non-marketable
equity securities. Write-downs of securities decreased to ¥5,935 million in fiscal 2021 compared to ¥11,969 million in fiscal 2020. For further information, see Note 10 of “Item 18. Financial Statements.”
Equity in net income (loss) of affiliates
Equity in net income (loss) of affiliates decreased in fiscal 2021 to ¥481 million compared to ¥67,924 million in fiscal 2020 due to decreases in the number of passengers and flights at our three airports in Kansai, and equity in net income (loss) of affiliates from Avolon. For further information, see Note 13 of “Item 18. Financial Statements.”
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
Provision for income taxes
Provision for income taxes decreased to ¥90,747 million in fiscal 2021 compared to ¥105,837 million in fiscal 2020 primarily due to lower income before income taxes. For further information, see Note 17 of “Item 18. Financial Statements.”
Net income attributable to the noncontrolling interests
Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net income attributable to the noncontrolling interests in fiscal 2021 was ¥4,453 million, compared to ¥3,640 million in fiscal 2020.
Net income attributable to the redeemable noncontrolling interests
Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. Net income attributable to the redeemable noncontrolling interests in fiscal 2020 was ¥384 million. Net loss attributable to the redeemable noncontrolling interests in fiscal 2021 was ¥23 million. For further information, see Note 19 of “Item 18. Financial Statements.”
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
Instabilities in financial markets due to the
COVID-19
pandemic subsided to a degree during fiscal 2022, however uncertainties caused by geopolitical instability remain, including due to the Russia-Ukraine crisis and increased rates of inflation around the world. Depending on future developments, we expect an increase in liquidity risk, including higher procurement costs. Specifically, we may be unable to borrow new funds or roll-over existing funds; we may be unable to issue bonds, MTNs and CP in the capital markets; or there may be an increase in the amount of interest we need to pay if we are able to access such funding. Notwithstanding the current environment, the ORIX Group is working to maintain stable procurement and reduce liquidity risk in accordance with the above policy. In addition, with respect to rising costs, we are working to maintain a high rating from rating agencies and to maintain good communication with the market so that we can raise funds at reasonable interest rates when refinancing our existing funding.

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
Sources of Liquidity
Borrowings from Financial Institutions
ORIX Group borrows from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2022, the number of our lenders was about 200. We have promoted regular face-to-face
communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. As of March 31, 2021 and 2022, short-term debt from Japanese and foreign financial institutions were ¥291,578 million and ¥399,589 million, respectively, while long-term debt from financial institutions were ¥3,189,083 million and ¥3,240,763 million, respectively.
In fiscal 2022, we made an advance prepayment of ¥60,000 million for subordinated syndicated loans (hybrid loans), that may be repaid after 5 years from the execution, out of the total amount of ¥94,000 million borrowed in fiscal 2017. On the other hand, in order to procure the same amount, in fiscal 2021, we issued ¥50,000 million of unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds), and in fiscal 2022, we procured ¥10,000 million in financing by entering into a subordinated syndicated loan (hybrid loan). We intend to continue to strengthen our financial condition, while maintaining appropriately diverse funding.
Committed Credit Facilities
We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of

March 31, 2021 and 2022 were ¥612,737 million and ¥651,379 million, respectively. Of these figures, the unused amount as of March 31, 2021 and 2022 were ¥524,451 million and ¥507,181 million, respectively. A portion of these facilities is arranged to be drawn down in foreign currencies by ORIX and certain of our overseas subsidiaries. The decision to enter into a committed credit facility is made based on factors including our balance of cash and cash equivalents and repayment schedules of short-term debt such as CP.
Debt from the Capital Markets
Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of loans receivables and other assets. In fiscal 2021, we issued unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds) in Japan.
Bonds and MTNs
We plan to continue to issue bonds and MTNs in a balanced manner to institutional and individual investors both inside and outside Japan in line with our strategy of maintaining and improving procurement stability and reducing liquidity risk.
We issue straight bonds, MTNs and unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds) domestically and internationally, each to diversify our funding sources and maintain longer liability maturities.
The total balance of bonds and MTNs issued as of March 31, 2021 and 2022 were ¥1,069,720 million and ¥1,029,933 million, respectively, of which bonds and MTNs amounting to ¥58,293 million and ¥63,053 million, respectively, were issued by overseas subsidiaries.
As of March 31, 2021 and 2022, the balance of bonds issued by ORIX for domestic institutional investors were ¥378,614 million and ¥418,735 million, respectively, while the balance of bonds issued by ORIX for individual investors were ¥159,747 million and ¥149,780 million, respectively. The balances of bonds and MTNs issued outside Japan were ¥462,883 million and ¥388,195 million as of March 31, 2021 and 2022, respectively.
CP
We offer CP as a direct financing source, and have successfully obtained a diverse range of investors such as financial institutions and investment trusts, as well as private corporations. We consider our liquidity levels and stagger the dates of issuance and maturity over time so as to avoid significant overlap. The balances of outstanding CP as of March 31, 2021 and 2022 were ¥14,355 million and ¥40,050 million, respectively.
Securitization
We securitize loan receivables and other assets. We recognize liabilities consolidated with such investments as our liabilities when required under applicable accounting standards. The total amounts of payables under securitized loan receivables and other assets as of March 31, 2021 and 2022 were ¥159,366 million and ¥156,350 million, respectively.
Deposits
ORIX Bank and ORIX Asia Limited each accept deposits from customers. These deposits taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.
The majority of deposits are attributable to ORIX Bank, which mainly attracts retail deposits, and which deposit balances remain stable. Deposit balances of ORIX Bank as of March 31, 2021 and 2022 were ¥2,303,552 million and ¥2,267,323 million, respectively.

Short-term and long-term debt and deposits
Short-term Debt

	As of March 31,		Change
	2021	2022	Amount	Percent (%)
	(Millions of yen, except percentage data)
Short-term debt :
Borrowings from financial institutions	¥291,578	¥399,589	¥108,011	37
Medium-term notes	1,336	0	(1,336)	—
Commercial paper	14,355	40,050	25,695	179

Total short-term debt	¥307,269	¥439,639	¥132,370	43

Note:
The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. Such liabilities as of March 31, 2021 were ¥500 million. There were no such liabilities as of March 31, 2022.

Short-term debt as of March 31, 2022 was ¥439,639 million. The ratio was 7% and 9% of total debt (excluding deposits) as of March 31, 2021 and 2022. As of March 31, 2022, 91% of short-term debt was borrowings from financial institutions.
Long-term debt

	As of March 31,		Change
	2021	2022	Amount	Percent (%)
	(Millions of yen, except percentage data)
Long-term debt :
Borrowings from financial institutions	¥3,189,083	¥3,240,763	¥51,680	2
Bonds	927,088	997,654	70,566	8
Medium-term notes	141,296	32,279	(109,017)	(77)
Payable under securitized loan receivables and other assets	159,366	156,350	(3,016)	(2)

Total long-term debt	¥4,416,833	¥4,427,046	¥10,213	0

Note:
The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. Such liabilities as of March 31, 2021 and 2022 were ¥413,268 million and ¥431,312 million, respectively.

Long-term debt as of March 31, 2022 was ¥4,427,046 million. The ratio was 93% and 91% of total debt (excluding deposits) as of March 31, 2021 and 2022. Borrowings from financial institutions comprised 73% of the long-term debt as of March 31, 2022.
44% of interest paid on long-term debt in fiscal 2022 was fixed rate interest, with the remainder being floating rate interest.
For information regarding the repayment schedule of our long-term debt and interest rates for short-term and long-term debt, see Note 15 of “Item 18. Financial Statements.”
We have entered into interest rate swaps and other derivative contracts to manage risk associated with fluctuations in interest rates. For information with respect to derivative financial instruments and hedging, see Note 27 of “Item 18. Financial Statements.”

Deposits

	As of March 31,		Change
	2021	2022	Amount	Percent (%)
	(Millions of yen, except percentage data)
Deposits	¥2,317,785	¥2,276,158	¥(41,627)	(2)

Note:	VIEs did not have any deposits as of March 31, 2021 and 2022.
For further information with respect to deposits, see Note 16 of “Item 18. Financial Statements.”
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
We expect to continue to utilize special purpose entity (hereinafter, “SPE”) structures for securitization of assets. For further information on our transfer of financial assets, see Note 11 of “Item 18. Financial Statements.”
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
See Note 12 of “Item 18. Financial Statements” for further information concerning our SPEs.

Contractual Obligations
The table below sets forth the maturities of contractual cash obligations as of March 31, 2022.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Contractual cash obligations:
Deposits	¥2,276,158	¥1,114,219	¥800,276	¥347,637	¥14,026
Long-term debt	4,427,046	752,828	1,374,800	909,520	1,389,898
Unconditional purchase obligations of lease equipment	3,475	0	3,475	0	0
Lease liabilities related to lessee leases	301,370	48,570	72,100	53,573	127,127
Unconditional noncancelable contracts for computer systems	10,774	5,205	5,349	209	11
Interest rate swaps:
Notional amount (floating to fixed)	511,656	65,302	120,735	115,612	210,007

Total contractual cash obligations	¥7,530,479	¥1,986,124	¥2,376,735	¥1,426,551	¥1,741,069

Items excluded from the above table include short-term debt of ¥439,639 million, trade notes, accounts and other payable of ¥291,422 million and policy liabilities and policy account balances of ¥1,963,623 million as of March 31, 2022.
For information on pension plans and derivatives, see Notes 18 and 27 of “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.
For a discussion of debt and deposit-related obligations, see Notes 15 and 16 of “Item 18. Financial Statements.”
For information on lease liabilities, see Note 6 of “Item 18. Financial Statements.”
We secure liquidity by holding cash and entering into committed credit facilities agreements in consideration of known contractual obligations.
CASH FLOWS
Our cash flows are primarily generated from the followings:

•
cash outflows and inflows which are generated primarily from principal payments received under net investment in lease, life insurance related income and costs, costs of inventories and sales of inventories, and services income and services expense classified as cash flows from operating activities;

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
Year Ended March 31, 2022 Compared to Year Ended March 31, 2021
Cash, cash equivalents and restricted cash increased by ¥12,237 million to ¥1,091,812 million compared to March 31, 2021.
Cash flows provided by operating activities were ¥1,103,370 million during fiscal 2022, up from ¥1,102,414 million during fiscal 2021. This change resulted primarily from a change from a decrease to an increase in income taxes payable, partially offset by a decrease in an increase in policy liabilities and policy account balances.
Cash flows used in investing activities were ¥808,846 million during fiscal 2022, down from ¥1,209,990 million during fiscal 2021. This change resulted primarily from a decrease in purchases of available-for-sale
debt securities and sales of subsidiaries, partially offset by an increase in purchases of lease equipment.
Cash flows used in financing activities were ¥306,618 million during fiscal 2022 compared to the inflow of ¥39,884 million during fiscal 2021. This change resulted primarily from a decrease in proceeds from and an increase in repayment of debt with maturities longer than three months.
Year Ended March 31, 2021 Compared to Year Ended March 31, 2020
Cash, cash equivalents and restricted cash decreased by ¥55,709 million to ¥1,079,575 million compared to March 31, 2020.
Cash flows provided by operating activities were ¥1,102,414 million during fiscal 2021, up from ¥1,042,466 million during fiscal 2020. This change resulted primarily from an increase in life insurance premiums due to an increase in in-force
life insurance contracts, partially offset by a decrease in services income.
Cash flows used in investing activities were ¥1,209,990 million during fiscal 2021, down from ¥1,470,486 million during fiscal 2020. This change resulted primarily from a decrease in installment loans made to customers, partially offset by a decrease in proceeds from sales of operating lease assets.
Cash flows provided by financing activities were ¥39,884 million during fiscal 2021, down from ¥288,703 million during fiscal 2020. This change resulted primarily from a decrease in deposits due to customers, partially offset by an increase in proceeds from debt with maturities longer than three months.
COMMITMENTS FOR CAPITAL EXPENDITURES
As of March 31, 2022, we had commitments for the purchase of equipment to be leased in the amount of ¥3,475 million. For information on commitments, guarantees and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.

TREND INFORMATION
See the discussion under “—Results of Operations” and “—Liquidity and Capital Resources.”
COMMITMENTS
The table below sets forth the maturities of guarantees and other commitments as of March 31, 2022.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Commitments:
Guarantees	¥850,959	¥85,647	¥209,361	¥196,513	¥359,438
Committed credit lines and other	565,233	163,407	123,444	41,741	236,641

Total commercial commitments	¥1,416,192	¥249,054	¥332,805	¥238,254	¥596,079

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
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risks of the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥417,587 million as of March 31, 2022.
The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae and Freddie Mac, including among others, that: the mortgage meets Fannie Mae and Freddie Mac requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty has been breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae and Freddie Mac for any related losses incurred. The subsidiary had no such repurchase claims during fiscal 2022.
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

In addition, we carefully considered the future outlook regarding the spread of the
COVID-19
etc. As of March 31, 2022, there was no significant impact on our accounting estimates. However, the outlook for future outbreaks of
COVID-19
etc. and the resulting global economic slowdown is uncertain and it may change rapidly. Therefore, our accounting estimates may change over time.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, a number of significant judgments, assumptions and estimates may be required. If observable market prices are not available, we use internally-developed valuation techniques, such as discounted cash flow methodologies, to measure fair value. These valuation techniques involve determination of assumptions that market participants would use in pricing the asset or liability. This determination involves significant judgment, and the use of different assumptions and/or valuation techniques could have a material impact on our financial condition or results of operations. Significant assumptions used in measuring fair values have a pervasive effect on various estimates, such as estimates of the allowance for real estate collateral-dependent loans, measurement of impairment of investments in securities, measurement of impairment of goodwill and other intangible assets, measurement of impairment of long-lived assets and recurring measurements of loans held for sale, investments in securities and derivative instruments.
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

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2022:

	March 31, 2022
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(Millions of yen)
Financial Assets:
Loans held for sale	¥151,601	¥0	¥151,601	¥0
Trading debt securities	2,503	0	2,503	0
Available-for-sale debt securities	2,174,891	1,095	2,032,736	141,060
Equity securities	385,271	112,200	160,099	112,972
Derivative assets	51,366	292	46,214	4,860
Other assets	5,214	0	0	5,214

Total	¥2,770,846	¥113,587	¥2,393,153	¥264,106

Financial Liabilities:
Derivative liabilities	¥105,705	¥2,026	¥95,047	¥8,632
Policy Liabilities and Policy Account Balances	198,905	0	0	198,905

Total	¥304,610	¥2,026	¥95,047	¥207,537

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.
As of March 31, 2022, financial assets measured at fair value on a recurring basis and classified as Level 3 and the percentages of total assets are as follows:

	March 31, 2022
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)

	(Millions of yen, except percentage data)
Level 3 Assets:
Available-for-sale debt securities	¥141,060	1
Japanese prefectural and foreign municipal bond securities	3,053	0
Corporate debt securities	697	0
Other asset-backed securities and debt securities	137,310	1

Equity securities	112,972	1
Investment funds, and others	112,972	1

Derivative assets	4,860	0
Options held/written and other	4,860	0

Other assets	5,214	0
Reinsurance recoverables	5,214	0

Total Level 3 financial assets	¥264,106	2

Total assets	¥14,270,672	100

As of March 31, 2022, the amount of financial assets classified as Level 3 was ¥264,106 million, among financial assets that we measured at fair value on a recurring basis. Level 3 assets represent 2% of our total assets.
Other asset-backed securities and debt securities, and Investment funds, and others classified as Level 3 were ¥137,310 million and ¥112,972 million respectively, as of March 31, 2022, which are 52% and 43% of total Level 3 financial assets, respectively.
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
In developing the allowance for credit losses, we consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	value of underlying collateral and guarantees; and

•	current economic and business conditions and expected outlook in future.

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
For
non-recourse
loans and purchased loans, in principle, the estimated collectible amount is determined based on the fair value of the real estate collateral securing the loans as they are real estate collateral-dependent. Further for certain non-recourse
loans and purchased loans the estimated collectible amount is determined based on the present value of expected future cash flows.
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
These allowance for
off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts.

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
As for impairment of
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. We identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earnings through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance for credit losses, we consider that credit losses exist when the present value of estimated cash flows is less than the amortized cost basis. When we intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that we will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written off and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, we recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.
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
IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS
We perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment whenever such events or changes occur.
We have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the quantitative goodwill impairment test. We perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the quantitative goodwill impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then we do not perform the quantitative goodwill impairment test. However, if we conclude otherwise or determine to bypass the qualitative assessment, we proceed to perform the quantitative goodwill impairment test. The quantitative goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. We test the goodwill either at the operating segment level or one level below the operating segments.
We have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. We perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative impairment test for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, we conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then we do not perform the quantitative impairment test. However, if we conclude otherwise, we calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. We perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative impairment test for other indefinite-lived intangible assets.
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

The fair value of a reporting unit under the quantitative goodwill impairment test is determined by estimating the outcome of future events and assumptions made by management. Similarly, estimates and assumptions are used in determining the fair value of any intangible assets. When necessary, we refer to an evaluation by a third party in determining the fair value of a reporting unit; however, such determinations are often made by using discounted cash flows analyses performed by us. This approach uses numerous estimates and assumptions, including projected future cash flows of a reporting unit, discount rates reflecting the inherent risk, and growth rates. For example, determining the fair value of an asset management contract included in intangible assets involves the estimated balances of assets under management, including the amounts of inflows and outflows related to the underlying investment funds that provide the asset management service, and estimates and assumptions regarding the WACC. Management believes that the assumptions used in estimating fair value used to determine impairment are reasonable, but we may charge additional losses to income if actual cash flows or any items which affect a fair value are less favorable than those projected by management due to economic conditions or our own risk in the reporting unit.
The accounting estimates relating to impairment of goodwill and any intangible assets could affect all segments.
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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2022 would decrease or increase, respectively, by approximately ¥2,646 million.
Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.
If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2022 would decrease by approximately ¥1,346 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2022 would increase by approximately ¥2,164 million.
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
DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE
Our management discussed the development and selection of important accounting policies, including accounting estimate of particular importance with our Audit Committee.
FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY
We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate held for investment and rental is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2022, as well as the fair value as of the end of fiscal 2022.

Year ended March 31, 2022
Carrying amount * 1
Balance at April 1, 2021	Change amount	Balance at March 31, 2022	Fair value at March 31, 2022 * 2
	(Millions of yen)
¥350,799	¥22,294	¥373,093	¥437,008

* 1	Carrying amounts are stated as cost less accumulated depreciation and accumulated impairment loss.
* 2
Fair value is either obtained from appraisal reports by external qualified appraisers, calculated by internal appraisal department in accordance with “Real estate appraisal standards,” or calculated by other reasonable internal calculation utilizing similar methods.

Investment and rental property revenue and expense for fiscal 2022 were as follows:

Year Ended March 31, 2022
Revenue* 1	Expense* 2	Net
	(Millions of yen)
¥55,333	¥30,121	¥25,212

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
In July 2021, Accounting Standards Update
2021-05
(“Lessors—Certain Leases with Variable Lease Payments”—ASC 842 (“Leases”)) was issued as the amendments to ASC 842 (“Leases”). This update requires that lessors classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss at lease commencement. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 and early adoption is permitted. Entities that have adopted ASC 842 (“Leases”) before the issuance date of this update have the option to apply the amendments either retrospectively to leases that commenced or were modified on or after the adoption of Update
2016-02
(ASC 842 (“Leases”)) or prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The Company and its subsidiaries will adopt this update on April 1, 2022 using the option to apply the amendments prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. Generally, the effect of adopting this update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.
In October 2021, Accounting Standards Update
2021-08
(“Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”—ASC 805 (“Business Combinations”)) was issued. This update requires us to apply ASC 606 (“Revenue from Contracts with Customers”) to recognize and measure contract assets and contract liabilities acquired in a business combination. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and early adoption is permitted. This update is applied prospectively to business combinations occurring on or after the date that an entity first applies the amendments. The Company and its subsidiaries will adopt this update on April 1, 2023. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In November 2021, Accounting Standards Update
2021-10
(“Disclosures by Business Entities about Government Assistance”—ASC 832 (“Government Assistance”)) was issued. This update requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other accounting guidance. The annual disclosure shall include; (1) information about the nature of the transactions and the related accounting policy used to account for the transactions, (2) the line items on the consolidated balance sheet and consolidated income statement that are affected by the transactions, and the amounts applicable to each financial statement line item, and (3) significant terms and conditions of the transactions, including commitments and contingencies. This update is effective for fiscal years beginning after December 15, 2021, and early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2022. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In March 2022, Accounting Standards Update
2022-02
(“Troubled Debt Restructurings and Vintage Disclosures”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This update eliminates the recognition and measurement guidance on troubled debt restructuring (hereinafter, “TDR”) and, instead, requires that an entity evaluate whether certain modifications on contractual terms made to borrowers experiencing financial difficulty should be accounted for as a new loan or a continuation of an existing loan. Additionally, enhanced disclosures for certain modifications made to borrowers experiencing financial difficulty are newly required. In addition, this update also requires that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic
326-20
(“Financial Instruments—Credit Losses—Measured at Amortized Cost”) in the existing vintage disclosure, where an entity discloses the amortized cost basis by credit quality indicator and class of financing receivable by year of origination. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and early adoption is permitted. This update should be applied prospectively from the beginning of the fiscal year of adoption, including interim periods, except for the optional transition method related to the recognition and measurement of TDRs for which an entity may elect to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company and its subsidiaries will adopt this update on April 1, 2023. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
RISK MANAGEMENT
Group-Wide Risk Management System
Risk Management System
The allocation of management resources within ORIX Group is conducted taking into account group-wide risk preferences determined by management strategies and the business strategies of individual business units. We have established our risk management system to appropriately recognize risks relating to Group businesses on a global basis in order to realize allocations of management resources that are appropriate for the risks we face and report such risks to the board of directors, the Audit Committee of the board of directors, such as the Executive Committee as the situation warrants. The board of directors and executive bodies comprehensively evaluate the performance of business units and the characteristics of the risks they face and implement necessary measures in response thereto. Through this process, we are able to control our balance sheet and allocate additional management resources to business units with strong potential for growth, and the internal control-related functions work together to analyze and manage risks.
The risk management system has been adopted by the board of directors as a part of our internal control system. The status of the operation of such internal control system is examined and reported to the board of directors annually. For descriptions of our board of directors, Audit Committee, Executive Committee and other internal committees, see “Item 6. Directors, Senior Management and Employees—Corporate Governance System.”
Management of Principal Risks
We recognize that credit risk, business risk, market risk, liquidity risk (risk relating to funding), compliance risk, legal risk, information/ cybersecurity risk, operational risk, external environment-related risk (risk relating to unpredictable events) are the principal risks we face, and we manage each of these risks according to its characteristics.

Credit Risk Management
We define credit risk as uncertainty regarding recovery of credit caused by a debtor’s default or deterioration in their credit standing.
To analyze credit risk, we evaluate factors such as the adequacy of collateral and guarantees and the diversification of our customers’ industry and business. A typical practice is to conduct a comprehensive customer credit evaluation based on the customer’s financial position, cash flow, underlying security interests, profitability and other factors of individual credit transactions.
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
Business Risk Management
We define business risk as uncertainty regarding recovery of investments caused by negative performance of our businesses or investees, variability in market prices for the types of products or services we offer or the potential degradation or obsolescence of the products or services we offer or a decline in their quality.
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
With respect to the transition away from and discontinuation of LIBOR and other interest rate benchmarks, we have completed it except for those in some contracts of U.S.dollars for which the official cessation is extended to the end of June 2023, and continue to take necessary steps to proactively address the remaining transition, including monitoring external developments, negotiating successor reference rates with relevant counterparties, planning for the circumstances where the transition results in a mismatch with the fallback reference rates used (particularly in the case of derivatives contracts used for hedging purposes), and evaluating the potential impact on our financial results and condition.
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
ORIX Bank categorizes the degree of cash-flow tightness into several stages, and has established measures to strengthen its liquidity risk management system according to each stage. In addition, ORIX Bank has established limits on the required amount of liquid assets and the amount of market-based funding, and the department in charge of risk management monitors compliance with these limits.
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
ORIX Group views compliance as one of the top priorities of management. The ORIX Group strives to build a robust and comprehensive compliance program and promote a culture of compliance, with an emphasis on high standards of ethical behavior at all levels of the organization, and to conduct its business activities in a sincere, fair and transparent manner.
In order to lower the level of compliance risk at the Group level, the compliance department requires companies in the ORIX Group to formulate a compliance plans and monitor compliance risks within ORIX Group in order to avoid, mitigate or prevent the realization of such risks. By implementing programs that sustain a culture of compliance, the compliance department seeks to prevent or mitigate compliance risk, and thereby contribute to the sound business and management of ORIX Group.
In addition, ORIX Group strives to raise awareness for compliance matters among its executives and employees by establishing and disseminating various regulations in accordance with the ORIX Group Principles of Conduct, which sets forth ORIX Group’s principles of compliance. Progress in sustaining a culture of compliance through internal training and other activities is regularly reported to our Audit Committee.
As part of our internal control system, we have established internal whistleblower systems for use by executives and employees in the ORIX Group and external whistleblower systems for use by business partners outside the ORIX Group, and developed internal and external systems designed to prevent compliance risk. We have also established a system whereby material matters that are reported through the internal and external whistleblower systems and those that relate to legal or other violations are promptly reported to the representative executive officer and appropriate actions are taken in response to instructions received from the representative executive officer. The statuses of responses to material matters are reported to our Audit Committee and information is appropriately shared.
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
Information / Cybersecurity Risk Management
We define information / cybersecurity risk as the risk of loss, theft, damage or leakage of information, the failure of our information systems or cyber-attacks.
ORIX group has established internal rules governing appropriate handling of information and the use of information systems by executives and employees, as well as governing structure, basic policies, and management standards for information security, education, and audits.
The information security control department implements vulnerabilities management including vulnerability tests of information systems and technical measures for network defense to reduce risk of loss due to external threats such as cyber-attacks. Also, internal rules have been established to collect and manage security logs so that external perimeters as well as information leakage by internal frauds are addressed.
The information security control department implements vulnerabilities management including vulnerability tests of information systems and technical measures for network defense to reduce cyber risks. Also, internal rules have been established to collect and manage security logs so that external perimeters as well as information leakage by internal frauds are addressed.
The information security control department is responsible for reducing the risk of security breaches, such as system failures including cyber-attacks and information security by establishing a security incident response process. In the event of an information security incident, the information security control department, legal department and compliance department work together to minimize damage and prevent additional damages, and significant information is reported to the CEO as required and appropriate actions are taken under the CEO’s direction. The status of the incident response is appropriately reported to the Audit Committee so that appropriate information sharing takes place. A reporting system is being implemented for timely disclosure of significant cybersecurity incidents and regular disclosures of management status, risk management, strategy and governance in response to incidents.
Operational Risk Management
We define operational risk as the risk of loss resulting from damages, losses, adverse effects or damage to our reputation caused by inadequate or failed internal processes for business execution or failure to secure necessary human resources or prevention of human error or by a failure in operations due to external events such as natural disasters.
In order to clarify internal processes for business execution, we have established internal rules and conduct training to improve awareness of such rules. In addition, for compliance purpose, we are focused on developing and evaluating our internal control.
In order to reliably secure and retain diverse human resources, we promote diversity and inclusivity and strive to create a workplace valuable for all of our employees so that each of them can fully utilize their various skills and specialized knowledge while engaging in their work in a manner that matches their life style. In addition to developing our human resource systems to take into account factors such as national and regional labor markets, market practices, compensation standards, laws and regulations, job duties and business characteristics, we have developed a work environment that respects human rights and seeks to ensure that employees can engage in meaningful work in a lively manner within a healthy and safe environment.
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
External Environment-related Risk Management (Risk Management Related to Unpredictable Events)
Among the external environment-related risks that we face such as those relating to the business environment, we are particularly focused on addressing our systems to address and manage risks related to natural disasters and other unexpected risks. We have established internal rules to manage risks associated with disasters, and implemented a framework for organizational implementation of basic principles to manage risks arising from events such as natural disasters, terrorism and infectious diseases, as well as related activities.
For example, we have established systems for confirming the safety and status of all employees in the event our offices are closed due to an event such as a disaster or the spread of an infectious disease. To prepare for situations where employees working from our offices is impossible or inadvisable, we have also introduced systems to permit employees to work remotely so that our business operations are not disrupted.
The ORIX Group is prepared for the occurrence of unexpected events, by diversifying its profit structure through a diversified business portfolio and ensuring sufficient liquidity, which allow it to maintain sound financial health.
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
In our condominium business (new and used), we monitor sales figures and profitability of individual businesses while keeping in mind the market environment, construction costs, relevant interest rates and real estate-related taxation systems. Additionally, in our construction business, we seek to control construction costs and construction periods, while also focusing on health and safety management.
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
In the environment and energy business, we conduct various businesses in the renewable energy, energy conservation, electricity retail, resource recycling and waste processing operations sectors both in and outside of Japan. They are easily impacted by factors such as the external environment, and changes in social trends and systems and legal regulations, a spike in natural resource prices in recent years, a steep rise in electricity prices and an increase in their volatility, and disruption in supply chains can be ongoing threats. Due to these potential factors, while there are cases when it becomes necessary to change the revenue structure of individual businesses, we are able to quickly identify trend changes in the external environment and seek new revenue generation opportunities through business model shifts, new business developments, and business portfolio shuffles.
In each business, we operate a wide variety of facilities related to electricity generation, resource recycling and waste processing operations, and proactively seek out investment opportunities in various M&As and strategic alliances to further expand our businesses, but we also continue to strengthen internal governance by reassuring internal controls set in place. We also make efforts to optimize our operations mainly together with specialists groups with technical expertise in order to develop business continuity plan structures that ensure safety and appropriateness of each facility and develop readiness for situations such as natural disasters, accidents, and epidemics.
Insurance
Business risk and market risk are the main risks in the Insurance segment.
In insurance underwriting, we risk sustaining losses due to changes in the economic environment or insurance accident rates over time such that they differ significantly from the assumptions made when the insurance fees were set. Through monitoring of these factors that could cause losses, we re-evaluate
underwriting standards, develop new products, update or discontinue existing products. Furthermore, we employ reinsurance as one means of ensuring payments of insurance fees and the stability of our business management. When utilizing reinsurance, we determine standards for reinsurance and maintenance according to the characteristic of the transferred risk and effect of reinsurance. When choosing a reinsurance company, we focus on ensuring that there is a high probability we can recover the fees paid for reinsurance by taking into account underwriting capacity and financial health.
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
The unsecured loan business uses a proprietary scoring system incorporating a credit model. We set interest rates and credit limits in line with each customer’s credit risk profile, after evaluating their creditworthiness based on an analysis of certain customer attributes or payment history, as well as other factors that might affect their ability to repay. Also, we undertake subsequent credit evaluations at regular intervals to monitor changes in the customer’s financial condition.
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
In the ships business, we operate in the financing business, including operating leases, where the main risks the businesses face are credit risk, business risk, market risk and operating risk. Credit risk is handled at the time of financing through comprehensive assessments of the borrower’s performance and related collateral. After conducting the financing, we continue to monitor borrowers and, for borrowers that require caution, our policy requires management to consider the collectability of the financing and to determine the necessity of an allowance for credit losses or an impairment. We generally limit our financing to small and medium-sized
ships with high versatility that are comparatively easy to
re-lease
and evaluate sales depending on changes in market conditions. Operational risk primarily arises from the risk of managing ships that we own, but we are able to substantially mitigate the possibility of unforeseen events by limiting the outsourcing of ship management to experienced and stable partners and conducting regular assessments.

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
as the case may be.
The Board of Directors carries out decisions related to items that, either as a matter of law or pursuant to our Articles of Incorporation, cannot be delegated to executive officers, such as management policies and basic policy on the internal control system, and other important items as determined by the regulations of the Board of Directors. The Board of Directors monitors the execution of duties by the directors and executive officers using management and internal control policies, which are reviewed and updated on a regular basis. Furthermore, the Board of Directors receives reports from executive officers and the three committees regarding execution status of their respective duties. Accordingly, the Board of Directors collects information and monitors the appropriateness of operational execution based on such information.
The Board of Directors sometimes delegates certain decision-making authority regarding operational execution to the representative executive officer to promote decision-making efficiency and operational execution. For example, the board may delegate to the representative executive officer the authority to approve issuances of shares of capital stock and bonds. In addition, the Companies Act of Japan permits an individual to simultaneously be a director and a representative executive officer of the Company.
From April 1, 2021 through March 31, 2022, the Board of Directors met nine times. The attendance rate of directors for these meetings was 99%.
Composition and size of Board of Directors
The Board of Directors is composed of directors, including outside directors who possess broad knowledge and experience. The number of directors on the board is also maintained at the level we consider to be appropriate for effective and efficient board discussion.
The Board of Directors as of June 29, 2022 included 11 members, six of whom are outside directors.
Structure and Activities of the Three Committees
As of June 29, 2022, all three committees (Nominating, Audit and Compensation Committees) are composed entirely of outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 29, 2022	3 Members (Outside Directors: 3) Sakie Akiyama (Chairperson) Hiroshi Watanabe Aiko Sekine	3 Members (Outside Directors: 3) Aiko Sekine (Chairperson) Chikatomo Hodo Noriyuki Yanagawa	3 Members (Outside Directors: 3) Hiroshi Watanabe (Chairperson) Michael Cusumano Chikatomo Hodo
Number of meetings held during fiscal 2022 (Attendance rate)	Seven (7) meetings (100%)	Twelve (12) meetings (97%)	Four (4) meetings (100%)
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
Audit Committee
The Audit Committee monitors the execution of duties of the directors and executive officers and prepares audit reports. In addition, the Audit Committee decides the content of proposals to appoint, dismiss or refuse the reappointment of the Company’s Independent Auditor, which are submitted to the general meeting of shareholders.
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
Executive Officers
Under the “Company with Nominating Committee, etc.” board model, and within the scope of laws and ordinances, corporate decisions made at the Board of Directors are delegated to the representative executive officer (CEO) to accelerate and achieve efficiency in business operations. The representative executive officer makes important business execution decisions after deliberations by the Executive Committee (“EXCO”) or other appropriate committees in accordance with the Company’s internal policies. The business execution duties of executive officers are decided by the Board of Directors and the representative executive officer and these duties are carried out based upon the Company’s internal policies. Group executives are appointed by the Board of Directors from among directors and executive officers of Group companies.
Important decision-making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:
Executive Committee
The EXCO, which consists of the CEO and executive officers and group executives appointed by the CEO, deliberates on important matters related to the management of the Company. Matters considered crucial to our operations are reported to the Board of Directors as appropriate.
Sustainability Committee
The Sustainability Committee, which consists of the CEO and executive officers and group executives appointed by the CEO, deliberates on important matters related to promoting and implementing sustainability. Additionally, certain matters are reported to the Board of Directors depending on their content and level of importance.
*External experts may potentially be invited.
Investment and Credit Committee
The Investment and Credit Committee, which consists of the CEO and executive officers and group executives appointed by the CEO, deliberates on investments and credit transactions that exceed certain specified investment or credit amounts. Matters considered crucial to our operations are reported to the Board of Directors as appropriate after being discussed by the EXCO.
Information Technology Management Committee
The Information Technology Management Committee, which consists of the CEO, the officer in charge of the Technology Department and executive officers appointed by the CEO, deliberates on important matters related to establishing fundamental policies for IT operations and IT strategy and implementing and maintaining IT systems.
Disclosure Committee
To ensure timely and appropriate disclosure of information material to ORIX Group, the Disclosure Committee, which consists of the executive officers in charge of the group management departments related to the disclosure of information material to ORIX Group, receives reports on material non-public
information from persons in charge of each unit, and takes steps necessary to determine whether or not timely disclosure of such information is necessary, and the appropriate means of disclosing such information.
Group Executive Officer Committee
The Group Executive Officer Committee, in which all executive officers and group executives participate, discusses important matters relating to the business execution of ORIX Group.

Business Unit Strategy Meeting
The Business Unit Strategy Meeting, in which the CEO and executive officers appointed by the CEO participate, discusses matters such as the strategy of each business unit and changes in the business environment.
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
Audit Committee
The Audit Committee which consists of three outside directors evaluates the Group’s internal control systems from an independent standpoint and may appoint outside experts to conduct its duties if necessary. Aiko Sekine, chairperson of the Audit Committee, is qualified as a certified public accountant and has extensive knowledge in finance and accounting as a professional accountant. The number of meetings of the Audit Committee held and the attendance of each member in Fiscal 2022 are as follows.

Name	Status of attendance at Audit Committee Meetings held in Fiscal 2022
Aiko Sekine	Attended twelve of twelve meetings of the Audit Committee
Hiroshi Watanabe	Attended twelve of twelve meetings of the Audit Committee
Chikatomo Hodo	Attended nine of nine meetings of the Audit Committee
Heizo Takenaka	Attended two of three meetings of the Audit Committee during his term as a member of the Audit Committee

In fiscal 2022, the main items executed by the Audit Committee were the receipt of regular activity reports on the status of business execution from executive officers, the exchange of opinions with the CEO, the approval of the audit plan of the Group Internal Audit Department, the evaluation of the independent certified public accountants, the agreement on audit fees in cooperation with the independent certified public accountants, the reporting to the Board of Directors on the contents of deliberation by the Audit Committee, examination of the reporting by executive officers etc. and the necessary examination of qualitative and quantitative enhancement of audits conducted by the Audit Committee. In addition, the members of the Audit Committee attended Audit Committee meetings and deliberated on the above mentioned matters, collected information necessary for audit activities such as the current status of each business of ORIX Group, business strategy, project progress, etc. through briefing sessions with executive officers and conducting online site visit etc..
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

•
The directors, executive officers and employees of ORIX Group shall report information requested by the Appointed Audit Member to the Audit Committee of the Company (i.e. the member responsible for the collection of information regarding the performance of duties and investigation of operating assets, hereinafter the “Appointed Audit Member”) periodically or as appropriate.

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

•
Upon becoming aware that an incident of corruption or scandal is occurring, the directors, executive officers or employees of ORIX Group shall report to, consult with and provide the basis for such knowledge or suspicion to, the internal or external whistleblower channels. If the head of whistleblower channels judges that such report or consultation is serious in nature, he / she shall report such information to the Audit Committee of the Company. In addition, the directors, executive officers and employees of ORIX may report concerns regarding accounting, internal controls or auditing matters as well as concerns related to directors, executive officers, and group executives to the Audit Committee or the Appointed Audit Member within the Audit Committee.

•
ORIX internal rules stipulate that any director, executive officer or employee of ORIX Group who has reported to or consulted with the whistleblower channels and/or the Audit Committee shall not be treated adversely by reason of said report or consultation. ORIX has established and maintains a system in which persons who have so reported or consulted will not be subject to adverse treatment as a result of their reporting or consulting, including internal rules that stipulate that any person who engages in adverse treatment of an individual who so reports or consults shall be disciplined pursuant to the internal rules.

Group Internal Audit Department and Group Corporate Auditors
The Group Internal Audit Department, which includes 63 staff (as of the end of May 2022), performs internal audits in accordance with the Institute of Internal Auditors (IIA) standards*. An external quality assessment confirmed our practices as “Generally Conforms” to IIA standards. The scope of our internal auditing focuses on the effectiveness of internal control systems, the efficiency and effectiveness of operations, compliance, and other factors pertaining to the management of the ORIX Group through a risk-based approach. The Group Internal Audit Department also jointly identifies and monitors critical risk through cooperation with corporate auditors and internal audit functions at group companies and works to maintain and enhance the ORIX Group’s internal auditing system.
*IIA standards : “The International Professional Practices Framework” and “Code of Ethics” set by The IIA. The IIA was founded in 1941 in the United States, and provides leadership for the global profession of internal auditing.
Interactions among the Audit Committee, the Independent Certified Public Accountants and Others
In order to ensure the effectiveness of audits, the Audit Committee, the Audit Committee Secretariat, the internal audit department and the internal control-related functions, and the independent certified public accountants work together through the following procedures.

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

•
The Audit Committee is composed entirely of outside directors. The Audit Committee conducts an audit regarding the status of the performance of directors’ and executive officers’ duties and an oversight of the Company’s independent certified public accountants in terms of its solid independent position.

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

DIRECTORS
The Member of the Board of Directors of ORIX as of June 29, 2022 are as follows:

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2022
Makoto Inoue (Oct. 2, 1952)	Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer, Responsible for Group Strategy Business Unit	Apr. 1975	Joined the Company	96,387 (603,948)
		Mar. 2001	General Manager of Investment Banking Headquarters
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Assumed office of Executive Officer, the Company
Head of Alternative Investment & Development Headquarters
		Jan. 2006	Assumed office of Managing Executive Officer, the Company
		Dec. 2006	Head of Alternative Investment & Development Headquarters,
Responsible for IT Planning Office
		Jun. 2008	Head of International Administrative Headquarters,
Head of Alternative Investment & Development Headquarters,
Responsible for IT Planning Office
		Jun. 2009	Assumed office of Senior Managing Executive Officer, the Company
		Jun. 2010	Assumed office of Member of the Board of Directors, Deputy President, the Company
		Jan. 2011	Assumed office of Member of the Board of Directors, Representative Executive Officer, President, the Company Chief Operating Officer
		Jan. 2014	Co-Chief Executive Officer
		Jun. 2014	Chief Executive Officer
		Jan. 2017	Responsible for Group IoT Business Department,

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2022
Responsible for New Business Development Department I and II
		Apr. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department
		May 2017	Responsible for Open Innovation Business Department,
Responsible for Group IoT Business Department,
Responsible for New Business Development Department
		Jan. 2018	Responsible for Group Strategy Business Unit

Shuji Irie (Mar. 14, 1963)	Member of the Board of Directors, Senior Managing Executive Officer, Head of Investment and Operation Headquarters	May 2001	Joined Mizuho Securities CO., Ltd. (retired in Apr. 2011)	3,816 (131,490)
		Apr. 2011	Joined the Company
		Sep. 2011	Deputy Head of Investment and Operation Headquarters
		Jan. 2013	Assumed office of Executive Officer, the Company
		Jan. 2014	Head of Investment and Operation Headquarters
		Jan. 2016	Assumed office of Managing Executive Officer, the Company
		Jun. 2018	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2022

Satoru Matsuzaki (Apr. 12, 1966)	Member of the Board of Directors, Senior Managing Executive Officer, Head of Corporate Business Headquarters Chairman, ORIX Auto Corporation Chairman, ORIX Rentec Corporation	Apr. 1989	Joined Crown Leasing Corporation (retired in Apr. 1997)	9,416 (126,420)
		Aug. 1997	Joined the Company
		Oct. 2005	General Manager of Strategic Planning Group, Investment Banking Headquarters
		Apr. 2006	General Manager of Investment and Operation Group, Investment Banking Headquarters
		Feb. 2010	Head of Office of the President
		Jun. 2010	General Manager of Corporate Planning Department
		Jan. 2012	General Manager of Corporate Planning Department,
General Manager of Corporate Communications Department
		May 2012	General Manager of Corporate Planning Department,
Special Advisor to Responsible for Corporate Communications Department
		Jan. 2013	Assumed office of Executive Officer, the Company
Responsible for Corporate Planning Department,
Responsible for Corporate Communications Department
		Jan. 2014	Domestic Sales Administrative Headquarters: Head of New Business Development and Head of Tokyo Sales
		Jun. 2015	Responsible for New Business Development Department I and II, Head of Tokyo Sales Headquarters
		Jan. 2017	Head of Eastern Japan Sales Headquarters

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2022
		Jan. 2018	Assumed office of Managing Executive Officer, the Company Head of Domestic Sales Administrative Headquarters, Head of Eastern Japan Sales Headquarters
		Jan. 2019	Head of Corporate Business Headquarters
		Jun. 2019	Assumed office of Member of the Board of Directors, Managing Executive Office, the Company
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Chairman, ORIX Auto Corporation,
Chairman, ORIX Rentec Corporation

Yoshiteru Suzuki (Jan. 15, 1963)	Member of the Board of Directors, Senior Managing Executive Officer President and Chief Executive Officer, ORIX Corporation USA	Apr. 1985	Joined the Company (retired in May 1993)	0 (77,295)
		Jul. 1999	Partner, KPMG LLP (retired in May 2002)
		Jun. 2002	Joined Cerberus Capital Management, L.P.
		Jan. 2010	Assumed office of Representative Director and President, Cerberus Japan K.K. (retired in Jun. 2015)
		Oct. 2015	Rejoined the Company
		Jan. 2018	Assumed office of Executive Officer, the Company
Assumed office of Deputy President, ORIX USA Corporation (currently ORIX Corporation USA)
		Jan. 2019	Assumed office of Managing Executive Officer, the Company
		Sep. 2019	Assumed office of President and Chief Executive Officer, ORIX Corporation USA

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2022
		Jan. 2020	Assumed office of Senior Managing Executive Officer, the Company
		Jun. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company

Stan Koyanagi (Dec. 25, 1960)	Member of the Board of Directors, Managing Executive Officer, Global General Counsel Responsible for Legal and Compliance Headquarters	Oct. 1985	Joined SHEPPARD, MULLIN, RICHTER & HAMPTON LLP (retired in May 1988)	5,000 (0)
		Jan. 1993	Partner, GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP) (retired in Feb. 1997)
		Mar. 1997	Vice President, ORIX USA Corporation (currently ORIX Corporation USA)
		Mar. 1999	General Counsel, Vice President and Manager, ORIX USA Corporation (currently ORIX Corporation USA) (retired in Dec. 2003)
		Jan. 2004	Vice President and Associate General Counsel, KB HOME (retired in Jun. 2013)
		Jul. 2013	Joined the Company Global General Counsel of Global Business Headquarters
		Jun. 2017	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company Responsible for Enterprise Risk Management, Global General Counsel
		Jun. 2018	Head of Enterprise Risk Management Headquarters
		Jan. 2019	Responsible for Enterprise Risk Management Headquarters
		Jan. 2022	Responsible for Legal and Compliance Headquarters

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2022

Michael Cusumano (Sep. 5, 1954)
Member of the Board of Directors (Outside Director)
Deputy Dean and Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology
Member of the Board of Directors (Outside Director), Multitude SE
		Jul. 1986	Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology	0 (4,500)
		Jul. 1996	Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology
		Jul. 2007	Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology (retired in Mar. 2016)
		Apr. 2016	Special Vice President and Dean, Tokyo University of Science (retired in May 2017)
		Apr. 2019	Assumed office of Member of the Board of Directors (Outside Director), Ferratum Plc (currently Multitude SE)
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Apr. 2020	Senior Specially Appointed Professor, Tokyo University of Science (retired in Mar. 2022)
		Jul. 2020	Deputy Dean, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology

Sakie Akiyama (Dec. 1, 1962)
Member of the Board of Directors (Outside Director)
Founder, Saki Corporation
Member of the Board of Directors (Outside Director), Sony Group Corporation
Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd.
		Apr. 1987	Joined Arthur Andersen & Co. (retired in Apr. 1991)	0 (4,500)
		Apr. 1994	Founded Saki Corporation Assumed office of Representative Director and Chief Executive Officer, Saki Corporation (retired in Sep. 2018)
		Oct. 2018	Assumed office of Founder, Saki Corporation
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), the Company

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2022
	Member of the Board (Outside Director), Mitsubishi Corporation		Assumed office of Member of the Board of Directors (Outside Director), Sony Corporation (currently Sony Group Corporation)
Assumed office of Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd.
		Jun. 2020	Assumed office of Member of the Board (Outside Director), Mitsubishi Corporation

Hiroshi Watanabe (Jun. 26, 1949)	Member of the Board of Directors (Outside Director) President, Institute for International Monetary Affairs Director (Outside Director), Mitsubishi Materials Corporation	Apr. 1972	Joined the Ministry of Finance	0 (3,000)
		Jan. 2003	Director-General, International Bureau, Ministry of Finance
		Jul. 2004	Vice Minister of Finance for International Affairs, Ministry of Finance (retired in Jul. 2007)
		Oct. 2007	Special Advisor, Japan Center for International Finance (retired in Sep. 2008)
Apr. 2008
Professor, Graduate School of Commerce and Management, Faculty of Commerce and Management at Hitotsubashi university (currently School of Business Administration at Hitotsubashi University Business School) (retired in Sep. 2008)

		Oct. 2008	Assumed office of Deputy Governor, Japan Finance Corporation (retired in Mar. 2012)
		Apr. 2012	Assumed office of Deputy Governor, Japan Bank for International Cooperation
		Dec. 2013	Assumed office of Governor, Japan Bank for International Cooperation (retired in Jun. 2016)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2022
		Oct. 2016	Assumed office of President, Institute for International Monetary Affairs
		Jun. 2017	Assumed office of Director (Outside Director), Mitsubishi Materials Corporation
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company

Aiko Sekine (May 13, 1958)
Member of the Board of Directors (Outside Director)
Professor, Faculty of Commerce at Waseda University
Member of the Nominating Committee, International Federation of Accountants
Trustee, International Valuation Standards Council
Advisor, Japanese Institute of Certified Public Accountants
Audit & Supervisory Board Member (Outside), Sumitomo Riko Company Limited
Audit & Supervisory Board Member (Outside), IHI Corporation
		Apr. 1981	Joined Citibank, N.A., Tokyo Branch (retired in Jan. 1984)	0 (3,000)
		Oct. 1985	Joined Aoyama Audit Corporation
		Mar. 1989	Certified as Public Accountant, Japan
		Jul. 2001	Partner of Chuo Aoyama Audit Corporation (retired in Aug. 2006)
		Sep. 2006	Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Aarata LLC) (retired in Jul. 2016)
		Jul. 2007	Executive Board Member of Japanese Institute of Certified Public Accountants
		Jan. 2008	Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants (retired in Dec. 2010)
		Jul. 2010	Assumed office of Deputy President of Japanese Institute of Certified Public Accountants
		Jul. 2016	Assumed office of Chairman and President of Japanese Institute of Certified Public Accountants (retired in Jul. 2019)
		Jan. 2019	Member of the Nominating Committee, International Federation of Accountants

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2022
		Jul. 2019	Advisor, Japanese Institute of Certified Public Accountants
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company
Assumed office of Audit & Supervisory Board Member (Outside), Sumitomo Riko Company Limited
Assumed office of Audit & Supervisory Board Member (Outside), IHI Corporation
		Sep. 2020	Professor, Faculty of Commerce at Waseda University
		Oct. 2020	Trustee, International Valuation Standards Council

Chikatomo Hodo (Jul. 31, 1960)	Member of the Board of Directors (Outside Director) Outside Director, Konica Minolta Inc. Outside Director, Mitsubishi Chemical Holdings Corporation	Sep. 1982	Joined Accenture Japan Ltd.	0 (1,500)
		Sep. 2005	Assumed office of Representative Director, Accenture Japan Ltd.
		Apr. 2006	Assumed office of Representative Director and President, Accenture Japan Ltd.
		Sep. 2015	Assumed office of Director and Chairman, Accenture Japan Ltd. (retired in Aug. 2017)
		Sep. 2017	Assumed office of Director and Senior Corporate Advisor, Accenture Japan Ltd. (retired as a Director on Jun. 2018)
		Jun. 2018	Assumed office of Outside Director, Konica Minolta Inc.
		Jul. 2018	Senior Corporate Advisor, Accenture Japan Ltd. (retired in Aug. 2021)
		Jun. 2019	Assumed office of Outside Director, Mitsubishi Chemical Holdings Corporation
		Jun. 2021	Assumed office of Member of the Board of Directors (Outside Director), the Company

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2022

Noriyuki Yanagawa (Apr. 23, 1963)	Member of the Board of Directors (Outside Director) Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo	Apr. 1993	Assistant Professor, Faculty of Economics of Keio University	0 (0)
		Apr. 1996	Assistant Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
		Apr. 2007	Associate Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
		Dec. 2011	Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
		Jun. 2022	Assumed office of Member of the Board of Directors (Outside Director), the Company

Notes:	1. All ORIX Members of the Board of Directors are engaged full-time except Michael Cusumano, Sakie Akiyama, Hiroshi Watanabe, Aiko Sekine, Chikatomo Hodo and Noriyuki Yanagawa.
2. Name on the family register of Aiko Sekine is Aiko Sano.

EXECUTIVE OFFICERS
The executive officers of the ORIX Group as of June 29, 2022, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2022
Yasuaki Mikami	Managing Executive Officer	Group Human Resources and Corporate Administration Headquarters Secretariat of The Board of Directors Work Style Reform Project	2,072 (69,180)
Hidetake Takahashi	Managing Executive Officer	Energy and Eco Services Headquarters Member of the Board of Directors, Ubiteq, INC.	7,100 (33,625)
Hitomaro Yano	Executive Officer	Treasury and Accounting Headquarters	5,100 (51,013)
Toyonori Takahashi	Executive Officer	Group Kansai Representative MICE-IR Office Real Estate Sales Department Senior Managing Executive Officer, ORIX Real Estate Corporation	7,492 (59,830)
Yasuhiro Tsuboi	Executive Officer	Credit and Investment Management Headquarters	2,206 (40,750)
Michio Minato	Executive Officer	Group Strategy Business Unit President, ORIX Baseball Club Co., Ltd.	400 (40,750)
Tetsuya Kotera	Executive Officer	Corporate Business Headquarters	1,688 (21,750)
Eiji Arita	Executive Officer	Corporate Business Headquarters Member of the Board of Directors (Outside Director), Kanamoto Co., Ltd.	1,600 (21,750)
Seiichi Miyake	Executive Officer	Investment and Operation Headquarters	3,488 (21,750)
Tomoko Kageura	Executive Officer	Legal and Compliance Headquarters	5,531 (21,750)
Nobuki Watanabe	Executive Officer	CEO’s Office New Business Development Department Corporate Communications Department	456 (31,750)
Hiroyuki Ido	Executive Officer	Group Internal Audit Department	0 (5,833)
Kiyoshi Habiro	Executive Officer	ORIX Corporation Europe and Robeco Group Chief Executive Officer, ORIX Corporation Europe N.V.	1,300 (5,833)
Ryujiro Tokuma	Executive Officer	Global Transportation Services Headquarters	3,223 (5,833)
Hao Li	Executive Officer	Greater China Group	0 (5,833)

Name	Title	Areas of duties	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 29, 2022
Toshinari Fukaya	Group Managing Executive	President, ORIX Real Estate Corporation President, DAIKYO INCORPORATED	4,300 (70,080)
Hiroko Yamashina	Group Executive	Chairman, ORIX Credit Corporation	32,700 (85,930)
Yuji Kamiyauchi	Group Executive	President, ORIX Auto Corporation Member of the Board of Directors, Ubiteq, INC.	4,906 (40,750)
Takaaki Nitanai	Group Executive	Senior Managing Executive Officer, ORIX Real Estate Corporation	540 (40,750)
Nobuhisa Hosokawa	Group Executive	President, ORIX Rentec Corporation	2,800 (31,750)

Notes:	1. Name on the family register of Tomoko Kageura is Tomoko Kanda.
2. Name on the family register of Hiroko Yamashina is Hiroko Arai.

EMPLOYEES
As of March 31, 2022, we had 32,235 full-time employees, compared to 33,153 as of March 31, 2021 and 31,233 as of March 31, 2020. We employ 5,243 staff in Corporate Financial Services and Maintenance Leasing, 8,275 staff in Real Estate, 4,778 staff in PE Investment and Concession, 777 staff in Environment and Energy, 2,407 staff in Insurance, 1,201 staff in Banking and Credit, 141 staff in Aircraft and Ships, 1,398 staff in ORIX USA, 1,469 staff in ORIX Europe, 4,489 staff in Asia and Australia, 2,057 staff as part of our headquarters function as of March 31, 2022. As of March 31, 2022, we had 19,272 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.
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
ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥9,845 million, ¥11,018 million and ¥12,369 million in fiscal 2020, 2021 and 2022, respectively.
SHARE OWNERSHIP
As of June 29, 2022, the directors, executive officers and group executives of the Company directly held an aggregate of 201,521 Shares, representing 0.01% of the total Shares issued as of such date.
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

Compensation for directors, executive officers and group executives in fiscal 2022 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Performance- linked compensation (Number of people)	Share-based compensation (Number of people)	Total compensation
Non-Executive Director and Outside Director	¥93 (7)	— —	¥13 (7)	¥106 (7)
Executive Officer and Group Executive	¥669 (27)	¥686 (27)	¥615 (27)	¥1,970 (27)

Total	¥762 (34)	¥686 (27)	¥628 (34)	¥2,076 (34)

The above list is the amount paid in accordance with the policies for the compensation of directors and Executive Officers resolved by the Compensation Committee held on June 25, 2021.
The amount paid listed in the table above with regard to the share-based compensation is calculated by multiplying the number of points confirmed to be provided as the portion for the fiscal year ended in March 2022 by the stock market price paid by the trust when ORIX’s shares were acquired (¥1,479.87 per share).
The targets and results with regard to the KPIs of the performance-linked compensation listed in the table above are as follows:

-	Company-wide performance indicator
We targeted the milestone rate with regard to the consolidated net income growth set by the compensation committee towards the achievement of the Company’s mid-term
strategic directions, and achieved 103%.

-	Division performance indicator
We set the performance target for each division based on the company-wide performance target, and achieved 0% to 300% (median:100%) by 20 Executive Officers and 5 group executives (based on the total evaluation including qualitative assessment).
Compensation for Makoto Inoue, Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer of ORIX, for fiscal 2022 was ¥126 million in fixed compensation, ¥129 million in performance-linked compensation and ¥116 million in share-based compensation.
Compensation for Satoru Matsuzaki, Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2022 was ¥39 million in fixed compensation, ¥60 million in performance-linked compensation and ¥36 million in share-based compensation.
Compensation for Yoshiteru Suzuki, Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2022 was ¥40 million (¥40 million from ORIX Corporation USA) in fixed compensation and ¥50 million in performance-linked compensation and ¥36 million in share-based compensation.
Compensation for Stan Koyanagi, Member of the Board of Directors, Managing Executive Officer of ORIX, for fiscal 2022 was ¥78 million (¥12 million from the Company and ¥66 million from ORIX Corporation USA) in fixed compensation and ¥106 million (¥106 million from ORIX Corporation USA) in performance-linked compensation.

The actual total amount of the share-based compensation paid in fiscal 2022 was ¥282 million paid to one director and two executive officers (including those serving concurrently as directors and Executive Officers) who retired during fiscal 2022
The Compensation Committee sets the following “Policy of Determining Compensation of Directors and Executive Officers.”
Policy of Determining Compensation of Directors and Executive Officers
ORIX’s business objective is to increase shareholder value over the medium- to long-term. ORIX believes in the importance of each director and Executive Officer responsibly performing his or her duties, and cooperation among different business units in order to achieve continued growth of the ORIX Group. The Compensation Committee believes that in order to accomplish such business objectives, directors and Executive Officers should place emphasis not only on performance during the current fiscal year, but also on medium- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, ORIX takes such factors into account when making decisions regarding the compensation system and compensation levels for directors and Executive Officers. Taking this basic policy into consideration, we have established separate policies for the compensation of directors and Executive Officers in accordance with their respective roles based on a decision of the compensation committee held on June 24, 2022.
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
Fixed compensation is decided for each individual based on a standard amount for each position. Compensation linked to business performance for the fiscal year ended March 2022 uses the level of achievement of the consolidated net income growth target as a company-wide performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 200% while, at the same time, using the level of achievement of the target of the division for which the relevant executive officer was responsible *** as a division performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 300%. In the case of the representative executive officers, the consolidated net income growth target is used as a sole performance indicator, adjusting the standard amount within the range of 0% to 200%. These performance indicators are selected based on the Company’s mid-term
strategic directions. For share-based compensation reflecting medium- to long-term performance, executive officers are granted a fixed amount of points based on their position, and they are paid in ORIX shares corresponding to the amount of points they have accumulated at the time of retirement.

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
.”
The Compensation Committee during the current consolidated fiscal year were held 4 times in total in May, June, November and December 2021 during fiscal 2022.
All members of the Compensation Committee attended all the meetings, and the attendance rate was 100%.
The main agenda items of the Compensation Committee were as follows:

•	Determination of performance evaluation and individual payment amount related to performance-linked compensation (annual bonus) for fiscal 2021

•	Examination of the compensation system for Directors and Executive Officers for fiscal 2022

•	Determination of the compensation system for Directors and Executive Officers for fiscal 2022

•	Examination of the compensation level for Directors and Executive Officers based on the outcome of a third-party compensation research agency investigation
The Compensation Committee conducts a comprehensive review, including confirming whether the specific compensation, etc. for individual Directors and Executive Directors is consistent with the compensation policies based on the resolution at the Compensation Committee meeting held on June 25, 2021, determines the compensation after verifying that the level of compensation is appropriate based on third-party research reports on Director compensation and other information, and judges whether the compensation is in line with the compensation policies.

In, addition, to further strengthen the sharing of profits with our shareholders and stakeholders, we have established shareholding guidelines to the Directors, Executive Officers and Group Executives to hold certain numbers of our shares in June 2005.
In June 2005, we introduced the share-based compensation, which is a program in which points are annually allocated to directors and executive officers based upon prescribed standards while in office, and the actual number of ORIX’s shares calculated based on the number of accumulated points is provided at the time of retirement. In July 2014, we started to provide these shares through a trust established by the Board Incentive Plan Trust. The Company entrusts money to the “Board Incentive Plan Trust”, which acquires ORIX’s shares from the stock market for directors and executive officers at the end of his or her tenure using money contributed in advance. The total number of points of the share-based compensation granted to directors, executive officers and group executives for fiscal 2022 is equivalent to 444,374 points. Under this system, ¥282 million, which is equivalent to 190,966 points accumulated up to the end of tenure, was paid to executive officers who left their positions during fiscal 2022. As a result, the balance to directors, executive officers and group executives as of March 31, 2022 was 1,866,248 points.
There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of employment.
No stock options were granted in any year since 2009. Each unit of the Shares has one vote. We have not issued any preferred shares.
STOCK OPTION PLAN
We have adopted various incentive plans including a stock option plan. The purpose of our stock option plan is to enhance the link between management, corporate performance and stock price, and, in this way, improve our business results. These plans are administered by ORIX’s Human Resources Department. For further discussion of stock-based compensation, see Note 20 of “Item 18. Financial Statements.”
At the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, our shareholders approved stock option plans under which ORIX purchased shares from the open market and held them for transfer to ORIX’s directors and executive officers and some employees upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executive officers and certain employees of our subsidiaries and affiliates. From 2009 to 2022, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2022.
Each unit of Shares (1 unit = 100 Shares) has one vote, and none of our major shareholders have different voting rights. We do not issue preferred shares.

Name	Number of Shares held	Percentage of Issued shares
	(Thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	225,084	18.82
Custody Bank of Japan, Ltd. (Trust Account)	79,085	6.61
SSBTC CLIENT OMNIBUS ACCOUNT	26,401	2.20
CITIBANK, N.A. -N.Y, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	24,203	2.02
STATE STREET BANK WEST CLIENT-TREATY 505234	21,568	1.80
NORTHERN TRUST CO.(AVFC) SUB A/C NON TREATY	18,601	1.55
JP MORGAN CHASE BANK 385781	15,429	1.29
BNYM AS AGT/CLTS NON TREATY JASDEC	15,026	1.25
JPMorgan Securities Japan Co., Ltd.	13,895	1.16
SMBC Nikko Securities Inc.	12,955	1.08
ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2022, the percentage of issued Shares held by overseas corporations and individuals was 44.35%. As of March 31, 2022, approximately 4,840,669 ADSs were outstanding (equivalent to 24,203,345 or approximately 1.92% of ORIX’s issued Shares as of that date). As of March 31, 2022, all our ADSs were held by one record holder in the United States.
On February 2, 2022, BlackRock Group submitted a filing to the Securities and Exchange Commission indicating that BlackRock Inc., primarily through BlackRock Japan Co., Ltd, held 77,515,267 Shares, representing 6.00% of ORIX’s outstanding Shares, as part of BlackRock Group’s assets under management.
On February 4, 2022, Sumitomo Mitsui Trust Bank, Limited submitted a filing to the Securities and Exchange Commission indicating that Sumitomo Mitsui Trust Holdings, Inc. held 66,031,200 Shares, representing 5.10% of ORIX’s outstanding Shares, as part of Sumitomo Mitsui Trust Bank, Limited’s assets under management.

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
There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) above other than those listed in the table below. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) above. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥37,056 million as of March 31, 2022 and did not exceed ¥38,000 million at any time during fiscal 2022.

Each of these loans was made in the ordinary course of business. The following table describes, for each related party borrower, the applicable interest rate (or range of interest rates), the largest aggregate amount outstanding during fiscal 2022 and the aggregate amount outstanding as of March 31, 2022.

Related Party	The largest aggregate amount outstanding during fiscal 2022	Aggregate amount outstanding as of March 31, 2022	Interest rate
	(Millions of yen)		(%)
Kansai Airports	¥12,329	¥12,002	6.5
SORA Airlease Designated Activity Company	10,311	10,311	6.0 – 9.5
IOS II, LLC	3,184	2,796	6.3
Meritix Airlease Limited	3,016	3,016	6.0 – 9.5
Medical Corporation DIC	2,110	2,000	1.2
Shinko Medical Support Corporation	1,760	1,540	5.0
California Proton Therapy Center, LLC	1,586	1,586	7.5 – 10.0
Wizard Acquistion	898	58	12.0
First Resort Co., Ltd	845	845	3.5
Timber Parent, LLC	830	817	14.0
HIDROELECTRICA DE TACOTAN SA DE CV	592	592	8.1
HIDROELECTRICA DE TRIGOMIL SA DE CV	477	477	8.1
Beyçelik Gestamp Yenilenebilir Enerji Uretim, A.S.	441	441	3.0
Junseikai Medical Corporation	230	230	5.0
YM LeaseCo., Ltd.	200	67	0.9
ERGE LEVANTE, S.L.	112	91	3.0
TAURUSKY SHIPPING SS311 LIMITED	85	85	1.2 – 1.8
Beyçelik Elawan Yenileneb	69	69	3.0
Medical Corporation NIDC	30	30	1.2
Kada Greenfarm Co., Ltd.	2	2	3.0
TACOTAN TRIGOMIL SERVICIOS, S.A.	1	1	3.3
ALLIANCE ENVIRONMENTAL GROUP, LLC	534	0	12.0
TAURUSKY SHIPPING SS312 LIMITED	80	0	1.2 – 1.3
Tsubaki Marine S.A.	55	0	1.0
Pacific League Marketing Corporation	14	0	2.9
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
DIVIDEND POLICY AND DIVIDENDS
See “Item 10. Additional Information—Dividend Policy and Dividends.”
SIGNIFICANT CHANGES
None.

Item 9. The Offer and Listing
TOKYO STOCK EXCHANGE
The primary market for the Shares is the Tokyo Stock Exchange. The Shares had been traded on the First Section of the Tokyo Stock Exchange since 1973. Since April 2022, we have transitioned from the First Section to the Prime Market under the restructure of the Tokyo Stock Exchange’s market segments.
NEW YORK STOCK EXCHANGE
The ADS are listed on the New York Stock Exchange under the symbol “IX.”
One ADSs represents five Shares. On March 31, 2022, approximately 4,840,669 ADSs were outstanding. This is equivalent to 24,203,345 or approximately 1.92% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by one record holder in the United States.
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
For changes in the number of shares issued for the past three fiscal years, see Note 22 of “Item 18. Financial Statements.”
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

New York City for cable transfers in foreign currencies on the relevant dividend payment date as published by the Federal Reserve Bank.

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS
March 31, 2018	66.00	3.01
March 31, 2019	76.00	3.45
March 31, 2020	76.00	3.53
March 31, 2021	78.00	3.65
March 31, 2022	85.60	3.50
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
Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2022 has been decided at 85.60 yen per share (the interim dividend paid was 39.00 yen per share and the year-end
dividend has been decided at 46.60 yen per share). The payout ratio for the fiscal year ended March 31, 2022 was 33.0%.
For the next fiscal year ending March 31, 2023, the interim dividend is forecasted at 42.80 yen per share, and the annual dividend is forecasted at the higher of either payout ratio of 33.0% or 85.60 yen per share as well as in the fiscal year ended March 31, 2022.
Pursuant to the amendment to the Act on Special Measures Concerning Taxation, dividends paid to U.S. Holders of Shares or ADSs are generally subject to a Japanese withholding tax. The tax rate can be found in “Item 10. TAXATION—JAPANESE TAXATION—Shares.”
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
As used herein, the term “U.S. Holder” means a beneficial owner of Shares or ADSs that is eligible for Tax Convention benefits and that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain
non-U.S.
taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Tax Convention benefits should consult their tax advisers regarding the creditability or deductibility of any Japanese taxes imposed on dividends on, or dispositions of, the Shares or ADSs. This discussion does not apply to investors in this special situation.
We believe we may have been a PFIC for the year to which this annual report relates. However, because of uncertainties in the manner of application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of our assets as passive or active, our PFIC status is uncertain. In addition, we may be a PFIC in the foreseeable future.
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
Interest Rate Risk
Many of our assets and liabilities are composed of floating and fixed rate assets and liabilities. Our floating rate assets and liabilities utilize various rates to determine interest amounts receivable and payable thereunder, including TIBOR, prime rates and U.S. dollar LIBOR, etc. Movements in market interest rates affect gains and losses in those assets and liabilities. Accordingly, we endeavor to reduce interest rate risk through techniques such as funding interest rate bearing assets through liabilities with similar interest rate characteristics, e.g., financing floating-rate assets with floating-rate liabilities and financing fixed-rate assets with fixed-rate liabilities.

In order to manage assets and liabilities in an appropriate risk position, we conduct various type of analysis for interest rate sensitivity including gains and losses impact analysis and fair value analysis of assets and liabilities.
The table below of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and short-term and long-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contract period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2022 were 3.4% for installment loans, 1.6% for investment in securities (floating and fixed rate), 1.3% for short-term and long-term debt and 0.2% for deposits. As of March 31, 2022, the average payment rate of interest rate swaps was 1.7% and the average receipt rate was 1.0%. The average interest rates of financial instruments as of March 31, 2021 were: 3.4% for installment loans, 1.6% for investment in securities (floating and fixed rate), 1.1% for short-term and long-term debt and 0.2% for deposits. As of March 31, 2021, the average payment rate of interest rate swaps was 1.7% and the average receipt rate was 0.0%. As of March 31, 2022, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2021. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.
INTEREST RATE SENSITIVITY
NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date						Total	March 31, 2022 Estimated Fair Value
	Years ending March 31,
	2023	2024	2025	2026	2027	Thereafter
	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥261,543	¥119,014	¥108,467	¥67,794	¥52,299	¥445,752	¥1,054,869	¥1,041,886
Average interest rate	4.8%	6.6%	7.6%	7.0%	5.9%	3.9%	5.1%	—
Installment loans (floating rate)	¥315,793	¥202,118	¥238,456	¥154,497	¥157,408	¥1,725,716	¥2,793,988	¥2,752,494
Average interest rate	3.6%	3.4%	3.6%	3.6%	3.6%	2.3%	2.8%	—
Investment in securities (fixed rate)	¥27,070	¥40,525	¥97,105	¥73,739	¥124,117	¥1,889,581	¥2,252,137	¥2,171,055
Average interest rate	3.0%	1.4%	1.3%	2.2%	1.6%	1.4%	1.5%	—
Investment in securities (floating rate)	¥13,885	¥1,265	¥15,920	¥2,625	¥1,699	¥103,206	¥138,600	¥139,277
Average interest rate	5.7%	1.3%	4.6%	2.5%	3.5%	3.6%	3.9%	—
Liabilities:
Short-term debt	¥439,639	¥0	¥0	¥0	¥0	¥0	¥439,639	¥439,639
Average interest rate	1.4%	—	—	—	—	—	1.4%	—
Deposits	¥1,114,219	¥410,484	¥389,792	¥245,264	¥102,373	¥14,026	¥2,276,158	¥2,277,427
Average interest rate	0.2%	0.2%	0.3%	0.3%	0.2%	0.3%	0.2%	—
Long-term debt (fixed rate)	¥346,813	¥360,885	¥356,693	¥149,760	¥140,330	¥593,919	¥1,948,400	¥1,951,470
Average interest rate	1.7%	1.6%	1.6%	0.7%	1.3%	1.3%	1.4%	—
Long-term debt (floating rate)	¥406,015	¥403,880	¥253,342	¥289,920	¥329,510	¥795,979	¥2,478,646	¥2,475,159
Average interest rate	1.3%	1.0%	1.1%	1.0%	0.9%	1.4%	1.2%	—

NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected Maturity Date						Total	March 31, 2022 Estimated Fair Value
	Years ending March 31,
	2023	2024	2025	2026	2027	Thereafter
	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥65,302	¥71,055	¥49,680	¥59,715	¥55,897	¥210,007	¥511,656	¥1,388
Average pay rate	2.1%	1.1%	1.7%	0.9%	3.0%	1.6%	1.7%	—
Average receive rate	0.9%	1.1%	1.3%	1.0%	1.9%	0.6%	1.0%	—
The above table excludes purchased loans, which are exposed to interest rate risk, because it is difficult to estimate the timing and extent of collection of such loans. Purchased loans are deteriorated credit loans which we acquire at a discount and for which full collection of all contractually required payments from the debtors is unlikely. The total book value of our purchased loans as of March 31, 2022 was ¥13,747 million.
Long-term debt (fixed rate) in the table above includes the amount of ¥10,000 million of subordinated syndicated loan (hybrid loan) that was executed in fiscal 2022, will mature in fiscal 2082 and may be redeemed after 5 years from the execution.
In addition, long-term debt (fixed rate) in the table above includes the amount of ¥150,000 million of unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds). Out of this amount, ¥100,000 million was executed in fiscal 2020, and will mature in fiscal 2080, of which ¥60,000 million and ¥40,000 million may be redeemed after 5 years, and 10 years from the execution, respectively. ¥50,000 million was executed in fiscal 2021, and will mature in fiscal 2081, of which ¥29,000 million and ¥21,000 million may be redeemed after 5 years, and 10 years from the execution, respectively.
Long-term debt (floating rate) in the table above includes the amount of ¥34,000 million of subordinated syndicated loan (hybrid loan) that was executed in fiscal 2017, will mature in fiscal 2077 and may be redeemed after 7 years from the execution.
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
We have identified all positions that are subject to exchange rate risk, including retained earnings accumulated in foreign currencies in our overseas subsidiaries, which is translated to Japanese yen upon consolidation. ORIX shareholders’ equity is subject to exchange rate risk arising from such translations. Other positions, such as potential losses in future earnings, are calculated using several hypothetical scenarios based on 10% changes in the relevant currencies. Based on these scenarios, exchange losses in future earnings were estimated to be ¥54 million and ¥17 million as of March 31, 2021 and 2022, respectively. The largest of such losses were estimated in scenarios where the U.S. dollar appreciated 10% against the Japanese yen from the rate in effect on March 31, 2021 and 2022.

Risk of Market Prices in Stocks
We have marketable stocks that are subject to price risk arising from changes in their market prices. Our shareholders’ equity and net income bear risks due to changes in the market prices of these securities. To manage these risk of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2021 and 2022, respectively, and under such circumstances estimate ¥265 million and ¥250 million decrease in the fair value of our equity securities as of March 31, 2021 and 2022.
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
PAYMENTS TO ORIX FROM THE DEPOSITARY
The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, and proxy voting and related expenses. In fiscal 2022, this amount was $80,000.

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
Item 15. Controls and Procedures
As of March 31, 2022, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the principal financial officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule
13a-15(e)
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
The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2022 by using the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2022.
The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our consolidated financial statements as of and for each of the years in the three-year period ended March 31, 2022, as stated in their attestation report which is included in Item 18.
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
Item 16C. Principal Accountant Fees and Services
FEES PAID TO PRINCIPAL ACCOUNTANT
AUDIT FEES
In fiscal 2021 and 2022, KPMG (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥3,008 million and ¥3,221 million, respectively, for direct audit fees.
AUDIT-RELATED FEES
In fiscal 2021 and 2022, KPMG billed us ¥176 million and ¥144 million, respectively, for audit-related services, including attestation, assurance and related services that are not reported under audit fees.
TAX FEES
In fiscal 2021 and 2022, KPMG billed us ¥142 million and ¥111 million, respectively, for tax-related
services.
ALL OTHER FEES
In fiscal 2021 and 2022, KPMG billed us ¥19 million and ¥1 million, respectively, for other products and services.

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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2022	(a) Total number of Shares Purchased	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs *1,2	(d) Maximum number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs *1,2
April 2021	0	¥0	0	¥0
May 2021	1,744,420	1,887	1,744,400	46,709,029,700
June 2021	3,552,221	1,950	3,552,200	39,782,596,050
July 2021	3,537,000	1,892	3,537,000	33,090,998,500
August 2021	3,829,840	2,007	3,829,800	25,405,687,600
September 2021	2,796,860	2,128	2,796,700	19,453,181,700
October 2021	3,285,960	2,152	3,285,900	12,382,445,550
November 2021	3,160,030	2,317	3,160,000	5,060,127,550
December 2021	2,223,090	2,276	2,223,000	103,650
January 2022	0	0	0	0
February 2022	0	0	0	0
March 2022	83	2,281	0	0

Total	24,129,504	¥2,072	24,129,000	¥0

*1	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on May 13, 2021.

• Class of shares to be repurchased	Common shares
• Total number of shares to be repurchased	Up to 50,000,000 shares
(approx.4.1% of the total outstanding shares (excluding treasury shares))
• Total purchase price of shares to be repurchased	Up to 50 billion yen
• Repurchase period	May 17, 2021 to March 31, 2022
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*2	The share repurchase based on the above resolution at the Board of Directors meeting was completed. The details of share repurchase are as follows.

• Class of shares repurchased	Common shares
• Total number of shares repurchased	24,129,000 shares
• Total purchase price of shares repurchased	49,999,896,350 yen
• Repurchase period	From May 17, 2021 to December 16, 2021
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*3	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on May 11, 2022.

• Class of shares to be repurchased	Common shares
• Total number of shares to be repurchased	Up to 40,000,000 shares
(approx.3.3% of the total outstanding shares (excluding treasury shares))
• Total purchase price of shares to be repurchased	Up to 50 billion yen
• Repurchase period	May 18, 2022 to March 31, 2023
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares
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
The composition of our board of directors and its committees differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy in order to maintain a NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our board of directors or our Nominating, Audit, and Compensation Committees. Under Japanese law, a majority of the membership on the committees must be “outside directors”—a Japanese law concept that shares similarities with the U.S. concept of “independent director” where the company is a ““Company with Nominating Committee, etc.” However, we are not required to include on our board of directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors. Six out of our 11 directors are outside directors. Under the Companies Act, the directors who compose the Audit Committee are not permitted to be executive officers or executive directors of the Company or its subsidiaries, or managers, employees or accounting advisors of the Company’s subsidiaries. Our Audit Committee members meet this requirement. We have adopted a written charter for our Compensation Committee that addresses committee member appointment and removal, committee structure and operations, and reporting to the board. However, our Compensation Committee has not retained, or obtained the advice of, a compensation consultant, independent legal counsel or other advisor.

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

Item 16H. Mine Safety Disclosure
Not applicable
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17. Financial Statements
ORIX has elected to provide financial statements and related information pursuant to Item 18.
Item 18. Financial Statements
See pages
F-1
through F-150.
The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form
20-F:

(a)	Consolidated Balance Sheets as of March 31, 2021 and 2022 (page F-7 to F-8);

(b)	Consolidated Statements of Income for the years ended March 31, 2020, 2021 and 2022 (page F-9 to F-10);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2020, 2021 and 2022 (page F-11);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2020, 2021 and 2022 (page F-12 to F-13);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2020, 2021 and 2022 (page F-14);

(f)	Notes to Consolidated Financial Statements (page F-15 to F-149);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-150).

Item 19. Exhibits
We have filed the following documents as exhibits to this document.

Exhibit Number	Description

Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 24, 2022, and effective on September 1, 2022.

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on July 21, 2017 (Incorporated by reference from the annual report on Form 20-F filed on June 28, 2018, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on March 1, 2021. (Incorporated by reference from the annual report on Form 20-F filed on June 29, 2021, commission file number 001-14856)

Exhibit 2.1	Description of American Depositary Shares of ORIX Corporation, (Incorporated by reference from the registration statement on Form F-3 ASR filed on July 2, 2009, commission file number 333-160410).

Exhibit 2.2	Deposit Agreement, dated September 14, 1998, by and among ORIX Corporation, Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts (Incorporated by reference from the registration statement on Form F-3 ASR filed on July 2, 2009, commission file number 333-160410).

Exhibit 8.1	List of subsidiaries and affiliates.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference from the annual report on Form 20-F filed on June 25, 2019, commission file number 001-14856).

Exhibit 12.1	Certifications required by Rule 13a-14 (a) (17 CFR 240.13a-14 (a)) or Rule 15d-14 (a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14 (b) (17 CFR 240.13a-14 (b)) or Rule 15d-14 (b) (17 CFR 240.15d 14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm.

Exhibit 101	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101	Inline XBRL Schema Document.

Exhibit 101	Inline XBRL Calculation Linkbase Document.

Exhibit 101	Inline XBRL Definition Linkbase Document.

Exhibit 101	Inline XBRL Labels Linkbase Document.

Exhibit 101	Inline XBRL Presentation Linkbase Document.

Exhibit 104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2022, has been formatted as Inline XBRL and contained in Exhibit 101
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

ORIX KABUSHIKI KAISHA
By:	/s/ HITOMARO YANO
Name:	Hitomaro Yano
Title:	Executive Officer
Date: June 29, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
ORIX Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries (the Group) as of March 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 29, 2022 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
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
Assessment of the fair value of the intangible assets for asset management contract
As discussed in Notes 1 and 14 to the consolidated financial statements, the Group’s intangible assets as of March 31, 2022 was ¥403,621 million, of which ¥98,014 million represented asset management contracts held by an overseas subsidiary in the ORIX Europe segment. The Group recognized impairment losses of ¥21,090 million on the intangible assets included in the ORIX Europe segment during the year ended March 31, 2022. The Group performs an impairment test for indefinite-lived intangible assets at least annually. In addition, the Group performs an impairment test for indefinite-lived intangible assets as well as intangible assets with finite lives whenever events or changes in circumstances indicate that the asset might be impaired. As a result of the impairment test, if the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The fair values of the asset management contracts are determined utilizing a discounted cash flow model and the key inputs and assumptions to the valuation include the forecasted balances of assets under management (AuM) used to estimate the future cash flows and the discount rate.
We identified the assessment of the fair value of the intangible asset for a certain asset management contract in the ORIX Europe segment as a critical audit matter. Changes in the key inputs and assumptions have a significant effect on the fair value of the asset management contract indicating a higher risk related to the impairment assessment and, therefore, required a high degree of auditor judgment. Specifically, the forecasted balances of AuM were challenging to test as there was a high degree of estimation uncertainty in forecasting future cash inflows/outflows into/from the funds managed under the asset management contract. Also, a high degree of auditor judgment, including specialized skills and knowledge, was required to test the discount rate due to the subjectivity in determining its inputs.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s process for estimating the fair value of the asset management contract, including controls over the development of the forecasted balances of AuM and the discount rate. We evaluated the development of the forecasted balances of AuM (1) by analyzing the actual AuM balances compared to those forecasted in the prior year, (2) by comparing the forecasted future cash inflows/outflows to the historical trends and (3) by considering consistency between the assumptions used in theforecasted future cash inflows/outflows and the Group’s business strategy for the funds managed under the asset management contract. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in assessing the discount rate used by management, by comparing it against a discount rate range that was developed using publicly available market data and independently developed assumptions.
Assessment of the fair value measurement of the investment funds categorized as Level 3 financial instruments in the fair value hierarchy
As discussed in Notes 1 and 2 to the consolidated financial statements, the Group’s financial assets measured at fair value on a recurring basis under Level 3 of the fair value hierarchy as of March 31, 2022 amounted to ¥264,106 million, which included ¥112,972 million of investment funds, and others. Certain overseas subsidiaries are determined as investment companies under ASC 946 (“Financial Services—Investment Companies”) and hold investment funds measured at fair value with changes in fair value recognized in earnings on a recurring basis. These investment funds are classified as Level 3 in the fair value hierarchy, because the Group measures their fair value using valuation techniques with key inputs that are unobservable. The fair value of the Level 3 investment funds held by a certain investment company in the ORIX USA segment is estimated based on the valuation methodology of the underlying equity investments by weighting the income approach technique using discounted cash flows and the market approach technique utilizing market multiples. Key inputs and assumptions used for the valuation include earnings before interest, taxes, depreciation and amortization (EBITDA) multiples, cash flow forecasts, weighted average cost of capital (WACC) and weighting of the techniques.
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
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s fair value measurement process for the Level 3 investment funds, including controls over (1) the development of the methodology and (2) the determination of the key inputs and assumptions used for the valuation. We evaluated the development of the cash flow forecasts by analyzing the actual results compared to those forecasted in the prior year as well as trends in year-over-year forecasts. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating appropriateness of the Group’s fair value measurement methodology in accordance with U.S. generally accepted accounting principles,

•	evaluating the reasonableness of the selected EBITDA multiples through the comparison to independently developed EBITDA multiples,

•	evaluating the reasonableness of the WACC used by management, by comparing it against a WACC range that was developed using publicly available market data and independently developed assumptions, and

•	evaluating the reasonableness of the weighting of the techniques applied to arrive at the fair value.
Assessment of the recognition of basis difference adjustments within Equity in Net Income of Affiliates for aircraft for operating leases related to an equity method investment
As discussed in Notes 13 and 32 to the consolidated financial statements, the Group’s Investment in Affiliates balance as of March 31, 2022 was ¥978,033 million, of which ¥320,058 million related to the Aircraft and Ships segment including the investment in an equity method affiliate, Avolon Holdings Limited, which holds aircraft for operating leases. Avolon Holdings Limited owns aircraft that were on lease to Russian lessees and ¥7,855 million (reduced to reflect the Group’s ownership share) of impairment losses and other factors related to the aircraft placed within the Russian territories were included in Equity in Net Income of Affiliates as of March 31, 2022. The Group recognizes as part of its investment, basis differences related to the differences between the fair values and the carrying amounts of the investee’s assets and liabilities on acquisition. Such basis differences are adjusted for any impairment with such changes in the differences included in Equity in Net Income of Affiliates. As part of assessing Equity in Net Income of Affiliates for Avolon Holdings Limited due to any adjustments to the basis differences related to the underlying aircraft, the Group evaluates the investee’s impairment analysis of the underlying aircraft for operating leases. The investee analysis of the underlying aircraft contains evaluation of key inputs and assumptions including the forecasted cash flows from operating leases and residual values of the underlying aircraft.
We identified the assessment of the recognition of basis difference adjustments within Equity in Net Income of Affiliates for aircraft for operating leases related to the equity method investment in Avolon Holdings Limited as a critical audit matter. There was a high degree of estimation uncertainty in reviewing the impact to such basis differences including the evaluation of forecasted cash flows from operating leases and residual values of the aircraft held by Avolon Holdings Limited, which was challenging to test. Also, there was a high degree of estimation uncertainty in reviewing fair values of the aircraft placed within the Russian territories as it was unclear whether repossession of the aircraft was possible, which was challenging to test.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s review of the recognition of basis difference adjustments within Equity in Net Income of Affiliates, including controls over the evaluation of the investee impairment analysis for aircraft for operating leases. We evaluated the carrying amount of basis differences and the recognition of any adjustments to such basis differences within Equity in Net Income of Affiliates by assessing the performance of the investee’s aircraft portfolio, in-force
contractual arrangements

and externally available market value reports from independent third-party appraisers. We evaluated the fair values of the aircraft placed within the Russian territories by considering the possibility of the repossession of the aircraft through analyzing the current situation of the aircraft and its future outlook. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in assessing the relevance and reliability of the information from the independent third-party appraisers.
Assessment of the fair values of Property under Facility Operations related to the coal-biomass co-fired power plants
As discussed in Notes 1 and 25 to the consolidated financial statements, the Group’s Property under Facility Operations balance as of March 31, 2022 was ¥ 561,846 million, of which ¥ 39,520 million represents long-lived assets related to coal-biomass co-fired power plants in the Environment and Energy segment. The Group recognized impairment losses of ¥ 19,564 million on those assets during the year ended March 31, 2022. The Group performs a recoverability test for long-lived assets held and used in operations, including the coal-biomass co-fired power plants, whenever events or changes in circumstances indicate that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows that are expected to be generated by the assets are less than their carrying amount. The carrying amount of assets not recoverable is reduced to the fair value if it is lower than the carrying amount. Considering changes in the environment surrounding the power generation business and the Group’s business strategy with respect to the coal-biomass co-fired power plants, the Group identified a change in circumstances during the year ended March 31, 2022 indicating that the assets might be impaired. As a result of the recoverability test, the carrying amount of the assets was considered not recoverable and reduced to their fair values which were estimated using a discounted cash flow model. The key inputs and assumptions used in estimating the fair values included the cash flow forecasts which were estimated based on the operational plans of the coal-biomass co-fired power plants and the discount rate.
We identified the assessment of the fair values of the Property under Facility Operations related to the coal-biomass co-fired power plants as a critical audit matter. The cash flow forecasts from their operations used in estimating the fair values were challenging to test due to a high degree of subjectivity and estimation uncertainty. Also, a high degree of auditor judgment, including specialized skills and knowledge, was required to test the Group’s fair value measurement methodology and the discount rate due to the subjectivity in determining the key inputs and assumptions.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s process for estimating the fair values of the coal-biomass co-fired power plants, including controls over the development of the cash flow forecasts from their operations and the discount rate. We evaluated the reasonableness of the key inputs and assumptions used in the operational plans of the coal-biomass co-fired power plants by comparing them to the historical performance and the current and future market environment surrounding the power generation business. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in (1) assessing the appropriateness of the Group’s fair value measurement methodology by considering the availability of alternative assumptions based on the current market environment surrounding the power generation business, and (2) assessing the discount rate used by management, by comparing it against a discount rate range developed using publicly available market data and independently developed assumptions.
KPMG AZSA LLC
We have served as the Group’s auditor since 1985.
Tokyo, Japan
June 29, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
ORIX Corporation
Opinion on Internal Control Over Financial Reporting
We have audited ORIX Corporation (a Japanese corporation) and subsidiaries’ (the Group) internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of March 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated June 29, 2022 expressed an unqualified opinion on those consolidated financial statements.
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
KPMG AZSA LLC
Tokyo, Japan
June 29, 2022

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2021 AND 2022
ORIX Corporation and Subsidiaries

			Millions of yen
			2021	2022
ASSETS
Cash and Cash Equivalents			¥951,242	¥954,827
Restricted Cash			128,333	136,985
Net investment in Leases			1,029,518	1,057,973
Installment Loans			3,670,784	3,862,604
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥63,272	million
March 31, 2022	¥151,601	million
Allowance for Credit Losses			(78,945)	(69,459)
Investment in Operating Leases			1,408,189	1,463,202
Investment in Securities			2,660,443	2,852,349
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥9,384	million
March 31, 2022	¥19,353	million
The amounts which are associated to available-for-sale debt securities are as follows:
As of March 31, 2021
Amortized Cost	¥2,026,767	million
Allowance for Credit Losses	¥(120)	million
As of March 31, 2022
Amortized Cost	¥2,276,425	million
Allowance for Credit Losses	¥(153)	million
Property under Facility Operations			491,855	561,846
Investment in Affiliates			887,764	978,033
Trade Notes, Accounts and Other Receivable			354,334	359,949
Inventories			142,156	139,563
Office Facilities			246,399	240,421
Other Assets			1,671,010	1,732,379
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥6,297	million
March 31, 2022	¥5,214	million

Total Assets			¥13,563,082	¥14,270,672

Note:	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are as follows :

	Millions of yen
	2021	2022
Cash and Cash Equivalents	¥4,305	¥3,899
Installment Loans (Net of Allowance for Credit Losses)	238,236	212,371
Investment in Operating Leases	78,633	101,881
Property under Facility Operations	230,216	210,307
Investment in Affiliates	51,226	51,877
Other	111,924	95,613

	¥714,540	¥675,948

CONSOLIDATED BALANCE SHEETS—(Continued)
AS OF MARCH 31, 2021 AND 2022
ORIX Corporation and Subsidiaries

			Millions of yen
			2021	2022
LIABILITIES AND EQUITY
Liabilities:
Short-term Debt			¥307,269	¥439,639
Deposits			2,317,785	2,276,158
Trade Notes, Accounts and Other Payable			260,712	291,422
Policy Liabilities and Policy Account Balances			1,822,422	1,963,623
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2021	¥266,422	million
March 31, 2022	¥198,905	million
Income Taxes:
Current			22,170	115,340
Deferred			341,290	345,841
Long-term Debt			4,416,833	4,427,046
Other Liabilities			971,457	1,040,202

Total Liabilities			10,459,938	10,899,271

Commitments and Contingent Liabilities
Equity:
Common stock:			221,111	221,111
Authorized:	2,590,000,000	shares
Issued:
March 31, 2021	1,285,724,480	shares
March 31, 2022	1,258,277,087	shares
Additional Paid-in Capital			259,361	260,479
Retained Earnings			2,744,588	2,909,317
Accumulated Other Comprehensive Income (Loss)			(84,650)	(16,041)
Treasury Stock, at Cost:			(111,954)	(113,447)
March 31, 2021	68,386,164	shares
March 31, 2022	64,877,309	shares

ORIX Corporation Shareholders’ Equity			3,028,456	3,261,419
Noncontrolling Interests			74,688	109,982

Total Equity			3,103,144	3,371,401

Total Liabilities and Equity			¥13,563,082	¥14,270,672

Notes
1.  The Company’s shares held through the Board Incentive Plan Trust (2,154,248 shares as of March 31, 2021 and 1,963,282 shares as of March 31, 2022) are included in the number of treasury stock as of March 31, 2021 and 2022.

2. The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are as follows :

	Millions of yen
	2021	2022
Short-Term Debt	¥500	¥0
Trade Notes, Accounts and Other Payable	2,390	2,251
Long-Term Debt	413,268	431,312
Other	42,024	38,891

	¥458,182	¥472,454

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022
ORIX Corporation and Subsidiaries

	Millions of yen
	2020	2021	2022
Revenues:
Finance revenues	¥276,864	¥271,194	¥279,589
Gains on investment securities and dividends	22,499	46,097	56,510
Operating leases	430,665	397,065	450,454
Life insurance premiums and related investment income	367,778	487,550	481,810
Sales of goods and real estate	406,511	410,953	435,398
Services income	776,012	679,849	816,604

Total revenues	2,280,329	2,292,708	2,520,365

Expenses:
Interest expense	99,138	78,068	68,232
Costs of operating leases	289,604	295,628	322,070
Life insurance costs	269,425	374,348	368,140
Costs of goods and real estate sold	354,006	347,721	381,119
Services expense	483,914	439,233	495,110
Other (income) and expense	14,925	17,125	20,494
Selling, general and administrative expenses	460,199	456,795	522,782
Provision for doubtful receivables and probable loan losses	24,425	0	0
Provision for Credit Losses	0	16,021	3,939
Write-downs of long-lived assets	3,043	3,020	35,666
Write-downs of securities	11,969	5,935	730

Total expenses	2,010,648	2,033,894	2,218,282

Operating Income	269,681	258,814	302,083
Equity in Net Income (Loss) of Affiliates	67,924	481	15,006
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	74,001	23,300	187,787
Bargain Purchase Gain	955	4,966	0

Income before Income Taxes	412,561	287,561	504,876
Provision for Income Taxes	105,837	90,747	187,264

Net Income	306,724	196,814	317,612

Net Income Attributable to the Noncontrolling Interests	3,640	4,453	5,477

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	384	(23)	0

Net Income Attributable to ORIX Corporation Shareholders	¥302,700	¥192,384	¥312,135

Notes:
1.  Credit Losses Standard has been adopted since April 1, 2020 and the amounts of provision for doubtful receivables and probable loan losses have been reclassified to provision for credit losses. For further information, see Note 1 “Significant Accounting and Reporting Policies (aa) New accounting pronouncements.”

2. Provision for credit losses of loans to affiliates are recorded in equity in net income (loss) of affiliates since the second quarter of fiscal 2021.

CONSOLIDATED STATEMENTS OF INCOME—(Continued)
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022
ORIX Corporation and Subsidiaries

	Yen
	2020	2021	2022
Amounts per Share of Common Stock for Income Attributable to ORIX Corporation Shareholders:
Basic:
Net Income Attributable to ORIX Corporation Shareholders	¥237.38	¥155.54	¥259.37
Diluted:
Net Income Attributable to ORIX Corporation Shareholders	¥237.17	¥155.39	¥259.07
Cash Dividends	81.00	76.00	82.00
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022
ORIX Corporation and Subsidiaries

	Millions of yen
	2020	2021	2022
Net Income	¥306,724	¥196,814	¥317,612

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(22,456)	(11,182)	(56,684)
Net change of debt valuation adjustments	875	(899)	(337)
Net change of defined benefit pension plans	1,529	5,330	13,002
Net change of foreign currency translation adjustments	(31,664)	36,246	105,693
Net change of unrealized gains (losses) on derivative instruments	(8,556)	4,782	15,070

Total other comprehensive income (loss)	(60,272)	34,277	76,744

Comprehensive Income	246,452	231,091	394,356

Comprehensive Income Attributable to the Noncontrolling Interests	756	5,128	12,137

Comprehensive Income (loss) Attributable to the Redeemable Noncontrolling Interests	187	(303)	0

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥245,509	¥226,266	¥382,219

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022
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

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022
ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2021	¥221,111	¥259,361	¥2,744,588	¥(84,650)	¥(111,954)	¥3,028,456	¥74,688	¥3,103,144

Cumulative effect of adopting Accounting Standards Update 2019-12			215			215	0	215

Balance at April 1, 2021	¥221,111	¥259,361	¥2,744,803	¥(84,650)	¥(111,954)	¥3,028,671	¥74,688	¥3,103,359

Contribution to subsidiaries						0	40,514	40,514
Transaction with noncontrolling interests		1,593		(1,475)		118	(1,127)	(1,009)
Comprehensive income, net of tax:
Net income			312,135			312,135	5,477	317,612
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				(56,684)		(56,684)	0	(56,684)
Net change of debt valuation adjustments				(337)		(337)	0	(337)
Net change of defined benefit pension plans				13,001		13,001	1	13,002
Net change of foreign currency translation adjustments				99,842		99,842	5,851	105,693
Net change of unrealized gains on derivative instruments				14,262		14,262	808	15,070

Total other comprehensive income						70,084	6,660	76,744

Total comprehensive income						382,219	12,137	394,356

Cash dividends			(99,395)			(99,395)	(16,230)	(115,625)
Acquisition of treasury stock					(50,001)	(50,001)	0	(50,001)
Disposal of treasury stock		(168)			283	115	0	115
Cancellation of treasury stock			(48,226)		48,226	0	0	0
Other, net		(307)			(1)	(308)	0	(308)

Balance at March 31, 2022	¥221,111	¥260,479	¥2,909,317	¥(16,041)	¥(113,447)	¥3,261,419	¥109,982	¥3,371,401

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 19 “Redeemable Noncontrolling Interests.”
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2020, 2021 AND 2022
ORIX Corporation and Subsidiaries

	Millions of yen
	2020	2021	2022
Cash Flows from Operating Activities:
Net income	¥306,724	¥196,814	¥317,612
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	304,204	315,955	330,351
Principal payments received under net investment in leases	474,110	426,645	462,475
Provision for doubtful receivables and probable loan losses	24,425	0	0
Provision for credit losses	0	16,021	3,939
Equity in net (income) loss of affiliates (excluding interest on loans)	(65,764)	837	(13,753)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(74,001)	(23,300)	(187,787)
Bargain purchase gain	(955)	(4,966)	0
Gains on sales of securities other than trading	(18,886)	(15,228)	(22,322)
Gains on sales of operating lease assets	(51,072)	(26,358)	(40,148)
Write-downs of long-lived assets	3,043	3,020	35,666
Write-downs of securities	11,969	5,935	730
Deferred tax provision	14,890	25,518	12,208
Decrease in trading securities	63,681	12,103	68,422
(Increase) Decrease in inventories	11,938	(12,061)	(7,053)
(Increase) Decrease in trade notes, accounts and other receivable	12,348	(12,657)	3,562
Increase (Decrease) in trade notes, accounts and other payable	(3,853)	(1,947)	14,943
Increase in policy liabilities and policy account balances	70,120	230,947	141,201
Increase (Decrease) in income taxes payable	(33,318)	(11,045)	92,026
Other, net	(7,137)	(23,819)	(108,702)

Net cash provided by operating activities	1,042,466	1,102,414	1,103,370

Cash Flows from Investing Activities:
Purchases of lease equipment	(948,445)	(716,737)	(872,994)
Installment loans made to customers	(1,527,000)	(1,198,978)	(1,202,198)
Principal collected on installment loans	1,134,142	1,139,608	1,182,261
Proceeds from sales of operating lease assets	339,504	138,912	147,104
Investment in affiliates, net	(44,140)	(112,922)	(34,804)
Proceeds from sales of investment in affiliates	79,950	41,730	47,677
Purchases of available-for-sale debt securities	(711,973)	(709,349)	(526,478)
Proceeds from sales of available-for-sale debt securities	249,427	285,836	239,250
Proceeds from redemption of available-for-sale debt securities	82,754	31,859	90,478
Purchases of equity securities other than trading	(53,616)	(56,314)	(94,182)
Proceeds from sales of equity securities other than trading	34,145	30,532	71,883
Purchases of property under facility operations	(44,466)	(43,954)	(44,302)
Acquisitions of subsidiaries, net of cash acquired	(134,894)	(82,163)	(87,582)
Sales of subsidiaries, net of cash disposed	91,835	57,722	252,921
Other, net	(17,709)	(15,772)	22,120

Net cash used in investing activities	(1,470,486)	(1,209,990)	(808,846)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	16,182	(42,136)	96,383
Proceeds from debt with maturities longer than three months	924,779	1,171,350	950,244
Repayment of debt with maturities longer than three months	(832,881)	(1,013,937)	(1,160,613)
Net increase (decrease) in deposits due to customers	304,182	85,737	(42,591)
Cash dividends paid to ORIX Corporation shareholders	(103,824)	(95,164)	(99,395)
Acquisition of treasury stock	(45,720)	(55,443)	(50,001)
Contribution from noncontrolling interests	23,994	24,487	25,942
Purchases of shares of subsidiaries from noncontrolling interests	(4,501)	(4,791)	(2,086)
Net increase (decrease) in call money	10,000	(17,500)	(7,500)
Other, net	(3,508)	(12,719)	(17,001)

Net cash provided by (used in) financing activities	288,703	39,884	(306,618)

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	(8,979)	11,983	24,331

Net increase (decrease) in Cash, Cash Equivalents and Restricted Cash	(148,296)	(55,709)	12,237

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,283,580	1,135,284	1,079,575

Cash, Cash Equivalents and Restricted Cash at End of Year	¥1,135,284	¥1,079,575	¥1,091,812

Note:
Credit Losses Standard has been adopted since April 1, 2020, and the amounts of Provision for doubtful receivables and probable loan losses has been reclassified to Provision for credit losses. For further information, see Note 1 “Significant Accounting and Reporting Policies (aa) New accounting pronouncements.”

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
The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and, therefore, reflect certain adjustments to the books and records of the Company and its subsidiaries. The principal adjustments relate to initial direct costs to originate leases and loans, accounting for allowance for credit losses, use of a straight-line basis of depreciation for operating lease assets, deferral of life insurance policy acquisition costs, calculation of insurance policy liabilities, accounting for goodwill and other intangible assets in business combinations, accounting for pension plans, accounting for sales of the parent’s ownership interest in subsidiaries, classification in the statements of cash flows, accounting for transfer of financial assets, accounting for investment in securities, accounting for fair value option, accounting for lessee’s lease and reflection of the income tax effect on such adjustments.
(b) Principles of consolidation
The consolidated financial statements include the accounts of the Company and all of its subsidiaries. VIEs, for which the Company and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements.
In a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. On the other hand, additional acquisition of the parent’s ownership interest in subsidiaries and partial sale of such interest where the parent continues to retain control of the subsidiary are accounted for as equity transactions.
Investments in affiliates, of which the Company has 20% – 50% ownership or has the ability to exercise significant influence, are accounted for by using the equity method. When the Company holds majority voting interests of an entity but noncontrolling shareholders hold substantive participating rights to make decisions on activities that occur over the ordinary course of the business, the equity method is applied. Investments in affiliates are recorded at cost plus/minus the Company and its subsidiaries’ portion of equity in undistributed earnings. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its fair value.
And when an affiliate issues stocks, which price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, to unrelated third parties, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize the gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.
A certain overseas subsidiary consolidates subsidiaries determined as investment companies under ASC 946 (“Financial Services—Investment Companies”). Investments held by the investment company subsidiaries are carried at fair value with changes in fair value recognized in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.
All significant intercompany accounts and transactions have been eliminated in consolidation.
(c) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for doubtful receivables on finance leases and probable loan losses and the allowance for credit losses (including the allowance for off-balance
sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and other intangible assets.
In addition, we carefully considered the future outlook regarding the spread of
COVID-19
etc. As of March 31, 2022, there was no significant impact on our accounting estimates. However, the outlook for future outbreaks of
COVID-19
etc. and the resulting global economic slowdown is uncertain and it may change rapidly. Therefore, the Company and subsidiaries accounting assumptions and estimates may change over time.
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
(e) Revenue recognition
The Company and its subsidiaries recognize revenues from only contracts with customers, such as sales of goods and real estate, and services income, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on gross amount as the principal.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
In providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in operating lease revenues and those costs are recognized in costs of operating leases. Investment in operating leases is recorded at cost less accumulated depreciation. In addition, operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. The estimated average useful lives of principal operating lease assets classified as transportation equipment is 7 years, measuring and information-related equipment is 4 years, real estate (other than land) is 31 years and other is 10 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.
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
ORIX Corporation and Subsidiaries

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
The allowance for credit losses estimates all credit losses expected to occur in future over the remaining life of net investment in leases, financial assets measured at amortized cost, such as installment loans, held-to-maturity
debt securities and other receivables, and is recognized adequately based on the management judgement. Expected prepayments are reflected in the remaining life. The allowance for credit losses is increased by provision charged to income and is decreased by charge-offs, net of recoveries mainly.
Developing the allowance for credit losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, prior charge-off
experience, current delinquencies and delinquency trends, value of underlying collateral and guarantees, current economic and business conditions and expected outlook in future.
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
In addition, if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.
(i) Impairment of long-lived assets
The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being depreciated or amortized, consisting primarily of office buildings, condominiums, aircraft, ships, mega solar facilities and other properties under facility operations, whenever events or changes in circumstances indicated that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
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
For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earnings through an allowance for credit losses. Impairment related to other factors than credit

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance for credit losses, the Company and its subsidiaries consider that credit losses exist when the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written off and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.
Held-to-maturity
debt securities are recorded at amortized cost.
Held-to-maturity
debt securities are in the scope of ASC 326 (“Financial Instruments—Credit Losses”), see Note 1 “Significant Accounting and Reporting Policies (h) Allowance for credit losses.”
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
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold at the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit as either a reduction of a deferred tax asset or a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.
The Company and certain subsidiaries have elected to file a consolidated tax return in Japan for National Corporation tax purposes. The consolidated tax return in Japan will shift to the Japanese Group Relief System on April 1, 2022.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
(q) Property under facility operations
Property under facility operations consist primarily of operating facilities (including hotels and training facilities) and environmental assets (including mega solar and coal-biomass co-fired power plants), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2020, 2021 and 2022 were
¥27,147 million, ¥30,448 million and ¥29,871 million, respectively. Accumulated depreciation was ¥132,184 million and ¥147,459 million as of March 31, 2021 and 2022, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for structures and up to 50 years for others.
(r) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2021 and 2022, residential condominiums under development were ¥57,502 million and ¥62,414 million, respectively, and completed residential condominiums and merchandise for sale were ¥84,654 million and ¥77,149 million, respectively.
The Company and its subsidiaries recorded ¥863 million, ¥2,510 million and ¥ 10,492 million of write-downs principally on completed residential condominiums and merchandise for sale for fiscal 2020, 2021 and 2022, respectively, primarily resulting from a decrease in expected sales price. These write-downs were recorded in costs of goods and real estate sold and included in Real Estate segment, PE Investment and Concession segment, Corporate Financial Services and Maintenance Leasing segment, Environment and Energy segment, and ORIX USA segment.
(s) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2020, 2021 and 2022 were ¥7,714 million, ¥8,269 million and ¥9,083 million, respectively. Accumulated depreciation was ¥68,524 million and ¥73,063 million as of March 31, 2021 and 2022, respectively. Estimated useful lives range up to 62 years for buildings and structures and up to 25 years for machinery and equipment.
(t)
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
(u) Other assets
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
(v) Business combinations
The Company and its subsidiaries account for all business combinations using the acquisition method. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
(w) Goodwill and other intangible assets
The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment whenever such events or changes occur.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the quantitative goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the quantitative impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the quantitative goodwill impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the quantitative goodwill impairment test. The quantitative goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative impairment test for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(x) Other Liabilities
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
(z) Redeemable noncontrolling interests
Noncontrolling interests in a certain subsidiary are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.
(aa) New accounting pronouncements
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
In December 2019, Accounting Standards Update
2019-12
(“Simplifying the Accounting for Income Taxes”—ASC 740 (“Income Taxes”)) was issued. This update removes the exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

method investment, the exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary, and other exceptions. This update also simplifies certain other elements of the accounting for income taxes. The income tax simplifications related to changes in ownership of foreign equity method investments and foreign subsidiaries shall be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The other amendments in this update shall be applied on a retrospective basis to all periods presented, or on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption, or on a prospective basis. The Company and its subsidiaries adopted this update on April 1, 2021. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date were a decrease of
¥215 million in current and deferred income taxes and an increase of ¥215 million in retained earnings in the consolidated balance sheets. There is no material effect on the Company and its subsidiaries’ results of operation for fiscal 2022 and financial position as of March 31, 2022 by adopting this update, as compared to the guidance that was in effect before the change.
In January 2020, Accounting Standards Update
2020-01
(“Clarifying the Interactions between Equity Securities, Equity Method and Joint Ventures, and Derivatives and Hedging”—ASC 321 (“Investments—Equity Securities”), ASC 323 (“Investments—Equity Method and Joint Ventures), and ASC 815 (“Derivatives and Hedging)) was issued. This update clarifies that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with ASC 321 (“Investments—Equity Securities”) immediately before applying or upon discontinuing the equity method. This update also clarifies the scope of considerations for forward contracts and purchased options on certain securities that do not meet the definition of a derivative. The Company and its subsidiaries adopted this update on April 1, 2021. The adoption of this update had no material effect on the Company and its subsidiaries’ results of operations or financial position.
In March 2020, Accounting Standards Update
2020-04
(“Facilitation of the Effects of Reference Rate Reform on Financial Reporting”—ASC 848 (“Reference Rate Reform”)) was issued, and related amendments were issued thereafter. These updates provide companies with optional expedients and exceptions to contract, hedging relationships and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. These updates are effective as of March 12, 2020 through December 31, 2022. The Company and its subsidiaries adopted certain optional expedients to relevant contract modifications and hedge accounting relationships from the three months ended December 31, 2021, mainly in order to ease the administrative burden of accounting for contract modifications that replace a reference rate impacted by reference rate reform. The adoption of these updates had no material impact on the Company and its subsidiaries’ results of operations or financial position. Also, we do not expect a material impact in future reporting periods.
In July 2021, Accounting Standards Update
2021-05
(“Lessors—Certain Leases with Variable Lease Payments”—ASC 842 (“Leases”)) was issued as the amendments to ASC 842 (“Leases”). This update requires that lessors classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss at lease commencement. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 and early adoption is permitted. Entities that have adopted ASC 842 (“Leases”) before the issuance date of this update have the option to apply the amendments either retrospectively to leases that commenced or were modified on or after the adoption of Update
2016-02
(ASC 842 (“Leases”)) or prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The Company and its subsidiaries will adopt this update on April 1, 2022 using the option to apply the amendments prospectively to leases that commence or are modified on or after the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

date that an entity first applies the amendments. Generally, the effect of adopting this update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.
In October 2021, Accounting Standards Update 2021-08 (“Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”—ASC 805 (“Business Combinations”)) was issued. This update requires us to apply ASC 606 (“Revenue from Contracts with Customers”) to recognize and measure contract assets and contract liabilities acquired in a business combination. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and early adoption is permitted. This update is applied prospectively to business combinations occurring on or after the date that an entity first applies the amendments. The Company and its subsidiaries will adopt this update on April 1, 2023. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In November 2021, Accounting Standards Update
2021-10
(“Disclosures by Business Entities about Government Assistance”—ASC 832 (“Government Assistance”)) was issued. This update requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other accounting guidance. The annual disclosure shall include; (1) information about the nature of the transactions and the related accounting policy used to account for the transactions, (2) the line items on the consolidated balance sheet and consolidated income statement that are affected by the transactions, and the amounts applicable to each financial statement line item, and (3) significant terms and conditions of the transactions, including commitments and contingencies. This update is effective for fiscal years beginning after December 15, 2021, and early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2022. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In March 2022, Accounting Standards Update 2022-02 (“Troubled Debt Restructurings and Vintage Disclosures”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This update eliminates the recognition and measurement guidance on troubled debt restructuring (hereinafter, “TDR”) and, instead, requires that an entity evaluate whether certain modifications on contractual terms made to borrowers experiencing financial difficulty should be accounted for as a new loan or a continuation of an existing loan. Additionally, enhanced disclosures for certain modifications made to borrowers experiencing financial difficulty are newly required. In addition, this update also requires that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20 (“Financial Instruments—Credit Losses—Measured at Amortized Cost”) in the existing vintage disclosure, where an entity discloses the amortized cost basis by credit quality indicator and class of financing receivable by year of origination. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and early adoption is permitted. This update should be applied prospectively from the beginning of the fiscal year of adoption, including interim periods, except for the optional transition method related to the recognition and measurement of TDRs for which an entity may elect to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company and its subsidiaries will adopt this update on April 1, 2023. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 and 2022:
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

F-3
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2022

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥151,601	¥0	¥151,601	¥0
Trading debt securities	2,503	0	2,503	0
Available-for-sale debt securities:	2,174,891	1,095	2,032,736	141,060
Japanese and foreign government bond securities*2	832,613	1,095	831,518	0
Japanese prefectural and foreign municipal bond securities	325,604	0	322,551	3,053
Corporate debt securities*3	849,560	0	848,863	697
CMBS and RMBS in the Americas	28,732	0	28,732	0
Other asset-backed securities and debt securities	138,382	0	1,072	137,310
Equity securities*4*5	385,271	112,200	160,099	112,972
Derivative assets:	51,366	292	46,214	4,860
Interest rate swap agreements	9,570	0	9,570	0
Options held/written and other	25,664	0	20,804	4,860
Futures, foreign exchange contracts	16,006	292	15,714	0
Foreign currency swap agreements	126	0	126	0
Netting*6	(20,333)	0	0	0
Net derivative assets	31,033	0	0	0
Other assets:	5,214	0	0	5,214
Reinsurance recoverables*7	5,214	0	0	5,214

Total	¥2,770,846	¥113,587	¥2,393,153	¥264,106

Liabilities:
Derivative liabilities:	¥105,705	¥2,026	¥95,047	¥8,632
Interest rate swap agreements	8,182	0	8,182	0
Options held/written and other	21,562	0	12,930	8,632
Futures, foreign exchange contracts	71,443	2,026	69,417	0
Foreign currency swap agreements	4,518	0	4,518	0
Netting*6	(20,333)	0	0	0
Net derivative Liabilities	85,372	0	0	0
Policy Liabilities and Policy Account Balances:	198,905	0	0	198,905
Variable annuity and variable life insurance contracts*8	198,905	0	0	198,905

Total	¥304,610	¥2,026	¥95,047	¥207,537

*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income were a gain of ¥5,220 million, losses of ¥3,260 million and ¥2,982 million from the change in the fair value of the loans for fiscal 2020, 2021 and

F-3
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

2022, respectively. No gains or losses were recognized in earnings during fiscal 2020, 2021 and 2022 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2021, were ¥60,556 million and ¥63,272 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥2,716 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 202
2
, were ¥151,672 million and ¥151,601 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥71 million. As of March 31, 2021 and 2022, there were no loans that are 90 days or more past due or, in non-accrual
status.

*2
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥8 million, ¥28 million and a gain of ¥51 million from the change in the fair value of those investments for fiscal 2020, 2021 and 2022, respectively. The amount of aggregate fair value elected the fair value option was ¥1,537 million as of March 31, 2021. There were no such investments elected the fair value option as of March 31, 2022.

*3
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains of ¥210 million, ¥1,080 million and a loss of ¥365 million from the change in the fair value of those investments for fiscal 2020, 2021 and 2022, respectively. The amounts of aggregate fair value elected the fair value option were ¥2,907 million and ¥7,644 million as of March 31, 2021 and 2022, respectively.

*4
Certain subsidiaries elected the fair value option for certain investments in investment funds, and others included in equity securities. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥1,225 million, ¥3,187 million and ¥1,199 million from the change in the fair value of those investments for fiscal 2020, 2021 and 2022, respectively. The amounts of aggregate fair value elected the fair value option were ¥4,940 million and ¥11,709 million as of March 31, 2021 and 2022, respectively.

*5	The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥13,737 million and ¥25,999 million as of March 31, 2021 and 2022, respectively.
*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7
Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥6,297 million and ¥5,214 million as of March 31, 2021 and 2022, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings for fiscal 2020, 2021 and 2022, see Note 2
4
 “Life Insurance Operations.”

*8
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥266,422 million and ¥198,905 million as of March 31, 2021 and 2022, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings for fiscal 2020, 2021 and 2022, see Note 2
4
 “Life Insurance Operations.”

F-3
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in fiscal 2020, 2021 and 2022:
2020

	Millions of yen
	Balance at April 1, 2019	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2020	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2020*1
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale debt securities	¥100,447	¥1,291	¥(13,721)	¥(12,430)	¥41,270	¥(3,925)	¥(34,018)	¥(2,991)	¥88,353	¥131
Japanese prefectural and foreign municipal bond securities	2,888	0	(56)	(56)	0	0	0	0	2,832	0
Corporate debt securities	7,158	0	(8)	(8)	900	0	(1,065)	(2,991)	3,994	0
Other asset-backed securities and debt securities	90,401	1,291	(13,657)	(12,366)	40,370	(3,925)	(32,953)	0	81,527	131
Equity securities	61,193	8,197	(1,641)	6,556	31,725	(10,108)	(5,465)	0	83,901	8,033
Investment funds	61,193	8,197	(1,641)	6,556	31,725	(10,108)	(5,465)	0	83,901	8,033
Derivative assets and liabilities (net)	5,272	10,402	(192)	10,210	3,748	0	0	0	19,230	10,402
Options held/written and other	5,272	10,402	(192)	10,210	3,748	0	0	0	19,230	10,402
Other asset	12,449	2,937	0	2,937	3,053	0	(233)	0	18,206	2,937
Reinsurance recoverables*5	12,449	2,937	0	2,937	3,053	0	(233)	0	18,206	2,937
Policy Liabilities and Policy Account Balances	360,198	4,802	1,215	6,017	0	0	(53,442)	0	300,739	4,802
Variable annuity and variable life insurance contracts*6	360,198	4,802	1,215	6,017	0	0	(53,442)	0	300,739	4,802
2021

	Millions of yen
	Balance at April 1, 2020	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2021	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2021*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at March 31, 2021*2
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale debt securities	¥88,353	¥(1,065)	¥14,870	¥13,805	¥51,270	¥(12,890)	¥(5,187)	¥(1,894)	¥133,457	¥(1,228)	¥14,729
Japanese prefectural and foreign municipal bond securities	2,832	(115)	44	(71)	0	0	0	0	2,761	(115)	44
Corporate debt securities	3,994	0	1	1	0	0	(974)	(2,000)	1,021	0	1
Other asset-backed securities and debt securities	81,527	(950)	14,825	13,875	51,270	(12,890)	(4,213)	106	129,675	(1,113)	14,684
Equity securities	83,901	14,304	1,765	16,069	2,001	(4,718)	(5,518)	(325)	91,410	14,042	1,769
Investment funds	83,901	14,304	1,765	16,069	2,001	(4,718)	(5,518)	(325)	91,410	14,042	1,769
Derivative assets and liabilities (net)	19,230	(5,474)	34	(5,440)	0	0	0	0	13,790	(5,474)	34
Options held/written and other	19,230	(5,474)	34	(5,440)	0	0	0	0	13,790	(5,474)	34
Other asset	18,206	(14,201)	0	(14,201)	2,713	0	(421)	0	6,297	(14,201)	0
Reinsurance recoverables*5	18,206	(14,201)	0	(14,201)	2,713	0	(421)	0	6,297	(14,201)	0
Policy Liabilities and Policy Account Balances	300,739	(42,066)	(1,248)	(43,314)	0	0	(77,631)	0	266,422	(42,066)	(1,248)
Variable annuity and variable life insurance contracts*6	300,739	(42,066)	(1,248)	(43,314)	0	0	(77,631)	0	266,422	(42,066)	(1,248)

F-3
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

2022

	Millions of yen
	Balance at April 1, 2021	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2022	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2022*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at March 31, 2022*2
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale debt securities	¥133,457	¥7,041	¥6,941	¥13,982	¥51,644	¥(9,465)	¥(48,558)	¥0	¥141,060	¥2,445	¥7,116
Japanese prefectural and foreign municipal bond securities	2,761	0	292	292	0	0	0	0	3,053	0	291
Corporate debt securities	1,021	0	(1)	(1)	0	0	(323)	0	697	0	(1)
Other asset-backed securities and debt securities	129,675	7,041	6,650	13,691	51,644	(9,465)	(48,235)	0	137,310	2,445	6,826
Equity securities	91,410	16,350	8,779	25,129	24,606	(26,795)	(768)	(610)	112,972	4,555	8,743
Investment funds, and others	91,410	16,350	8,779	25,129	24,606	(26,795)	(768)	(610)	112,972	4,555	8,743
Derivative assets and liabilities (net)	13,790	(18,340)	778	(17,562)	0	0	0	0	(3,772)	(18,340)	778
Options held/written and other	13,790	(18,340)	778	(17,562)	0	0	0	0	(3,772)	(18,340)	778
Other asset	6,297	(2,146)	0	(2,146)	1,835	0	(772)	0	5,214	(2,146)	0
Reinsurance recoverables*5	6,297	(2,146)	0	(2,146)	1,835	0	(772)	0	5,214	(2,146)	0
Policy Liabilities and Policy Account Balances	266,422	(1,743)	(467)	(2,210)	0	0	(69,727)	0	198,905	(1,743)	(467)
Variable annuity and variable life insurance contracts*6	266,422	(1,743)	(467)	(2,210)	0	0	(69,727)	0	198,905	(1,743)	(467)

*1
Principally, gains and losses from
available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.

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

F-3
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

In fiscal 2022, investment funds, and others totaling ¥610 million were transferred from Level 3 to Level 1, since the inputs became observable.
The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during fiscal 2021 and 2022. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
2021

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥238	¥0	¥238	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	10,679	0	0	10,679
Investment in operating leases and property under facility operations	6,740	0	1,806	4,934
Certain equity securities	10,486	0	6,909	3,577
Certain investments in affiliates	11,413	8,799	0	2,614
Certain reporting units including goodwill	775	0	0	775

	¥40,331	¥8,799	¥8,953	¥22,579

2022

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥235	¥0	¥235	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	6,972	0	0	6,972
Investment in operating leases, property under facility operations, office facilities and other assets	59,847	0	262	59,585
Certain equity securities	9,451	0	9,451	0
Certain investments in affiliates	2,846	0	0	2,846
Certain reporting units including goodwill	192	0	0	192
Certain intangible assets acquired in business combinations	98,014	0	0	98,014

	¥177,557	¥0	¥9,948	¥167,609

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.
Loans held for sale
Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale.
The loans held for sale in the Americas are classified as

F-3
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction
Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of investment in operating leases, property under facility operations, office facilities and other assets, and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified these assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and property under facility operations and land and buildings undeveloped or under construction.
Movable properties owned by a certain subsidiary are classified as Level 2, because fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets.

F-3
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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

F-3
8

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
Reporting units including goodwill
Certain reporting units including goodwill are classified as level 3, because fair value measurement is based on discounted cash flow methodologies and business enterprise value multiples methodologies using inputs that are unobservable in the market. Discounted cash flow methodologies use future cash flows to be generated, weighted average cost of capital (WACC) and others. Business enterprise value multiples methodologies use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on comparable peer companies, comparable precedent transactions and others.
Intangible assets acquired in business combinations
Certain intangible assets acquired in business combinations are classified as level 3, because fair value measurement is based on discounted cash flow methodologies using inputs that are unobservable in the market. Discounted cash flow methodologies use future cash flows, weighted average cost of capital (WACC) and others.

F-3
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2021 and 2022.

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

F-
40

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

F-4
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2022
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥3,053	Appraisals/Broker quotes	—	—
Corporate debt securities	697	Discounted cash flows	Discount rate	0.4% – 0.7%
				(0.5%)
Other asset-backed securities and debt securities	25,666	Discounted cash flows	Discount rate	0.1% – 51.2%
				(10.6%)
			Probability of default	1.9%
				(1.9%)
	111,644	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds, and others	86,903	Discounted cash flows	WACC	11.9% – 18.6%
				(16.3%)
			EV/Terminal EBITDA multiple	8.3x – 12.0x
				(9.9x)
		Market multiples	EV/Last twelve months EBITDA multiple	6.4x – 12.6x
				(9.5x)
			EV/Forward EBITDA multiple	5.7x – 12.5x
				(9.4x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.6x – 14.5x
				(10.3x)
	26,069	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	4,792	Discounted cash flows	Discount rate	12.0% – 34.0%
				(14.9%)
	68	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	5,214	Discounted cash flows	Discount rate	(0.2)% – 0.7%
				(0.2%)
			Mortality rate	0.0% – 100.0%
				(2.1%)
			Lapse rate	1.5% – 14.0%
				(5.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(100.0%)

Total	¥264,106

Liabilities:
Derivative liabilities:
Options held/written and other	8,600	Discounted cash flows	Discount rate	12.0% – 34.0%
				(14.9%)
	32	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	198,905	Discounted cash flows	Discount rate	(0.2)% – 0.7%
				(0.2%)
			Mortality rate	0.0% – 100.0%
				(1.9%)
			Lapse rate	1.5% – 30.0%
				(6.2%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(71.8%)

Total	¥207,537

F-4
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during fiscal 2021 and 2022.

	2021
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,953	Direct capitalization	Capitalization rate	5.1% – 7.0%
				(5.9%)
	8,726	Appraisals	—	—
Investment in operating leases and property under facility operations	4,934	Appraisals	—	—
Certain equity securities	3,577	Appraisals	—	—
Certain investments in affiliates	2,614	Appraisals	—	—
Certain reporting units including goodwill	775	Market multiples	EV/Precedent transaction last twelve months EBITDA multiple	5.5x
				(5.5x)

	¥22,579

	2022
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,511	Direct capitalization	Capitalization rate	5.0% – 8.5%
				(6.1%)
	5,461	Appraisals	—	—
Investment in operating leases, property under facility operations, office facilities and other assets	32,328	Discounted cash flows	Discount rate	5.2% ( 5.2%)
	27,257	Appraisals	—	—
Certain investments in affiliates	2,846	Appraisals	—	—
Certain reporting units including goodwill	192	Discounted cash flows	Discount rate	10.7%
				(10.7%)
Certain intangible assets acquired in business combinations	98,014	Discounted cash flows	Discount rate	10.9%
				( 10.9%)

	¥167,609

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

F-4
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
During fiscal 2022, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥99,239 million, which was paid mainly in cash. Goodwill initially recognized in these transactions amounted to ¥49,393 million and the goodwill is not deductible for income tax purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥39,977 million. The Company reflected certain preliminary estimates with respect to the fair value of certain components of the underlying net assets of these entities in determining amounts of the goodwill. The amount of the goodwill and intangible assets could possibly be adjusted because for certain of these acquisitions, the purchase price allocations have not been completed yet with respect to the final valuation of acquired intangible assets among others. The acquisitions were mainly included in Environment and Energy segment.
As a result of the reassessment of the provisional purchase price allocation during fiscal 2020, the Company recognized bargain purchase gains of ¥955 million associated with two of its acquisitions executed during fiscal 2019. The bargain purchase gains were included in Corporate Financial Services and Maintenance Leasing segment. As a result of the reassessment of the provisional purchase price allocation of wind power generation subsidiaries in India and another acquisition executed during fiscal 2020, the Company recognized bargain purchase gains of ¥4,966 million during fiscal 2021. The bargain purchase gains consisted of ¥601 million in PE Investment and Concession segment and ¥4,365 million in Environment and Energy segment. The Company did not recognize any bargain purchase gain during fiscal 2022.
The segment in which goodwill is allocated is disclosed in Note 1
4
 “Goodwill and Other Intangible Assets.”
(2) Divestitures
Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2020, 2021 and 2022 amounted to ¥74,001 million, ¥23,300 million and ¥187,787 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2020 mainly consisted of ¥16,223 million in Real Estate segment, ¥18,127 million in PE Investment and Concession segment, ¥26,424 million in ORIX USA segment and ¥13,085 million in ORIX Europe segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2021 mainly consisted of ¥11,516 million in Environment and Energy segment, ¥4,261 million in ORIX USA segment and ¥6,604 million in Asia and Australia segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2022 mainly consisted of ¥163,775 million in Corporate Financial Services and Maintenance Leasing segment, ¥1,447 million in Environment and Energy segment, ¥15,815 million in ORIX USA segment and ¥6,715 million in Asia and
Australia segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

During
fiscal 2022, the Company sold the business of Yayoi, which was a consolidated subsidiary of the Company. The sale resulted in a gain of
¥163,016
million which was included in gains on sales of subsidiaries and affiliates and liquidation losses, net. A gain on the sale was included in Corporate Financial Services and Maintenance Leasing segment.
Since April 1, 2020, the reportable segments have been reorganized. As a result of this change, the segment data of the previous fiscal year has been retrospectively restated.

4. Revenues from Contracts with Customers
The following table provides information about revenues from contracts with customers, and other sources of revenue in fiscal 2020, 2021 and 2022.

	Millions of yen
	2020	2021	2022
Goods or services category
Sales of goods	¥287,558	¥321,883	¥340,697
Real estate sales	118,953	89,070	94,700
Asset management and servicing	181,851	173,191	244,887
Automobile related services	77,987	72,000	76,772
Facilities operation	69,297	23,811	32,163
Environment and energy services	141,532	137,011	156,327
Real estate management and brokerage	104,110	101,942	100,304
Real estate contract work	88,966	80,179	92,999
Other	104,059	88,468	107,249

Total revenues from contracts with customers	1,174,313	1,087,555	1,246,098
Other revenues*	8,210	3,247	5,904

Total sales of goods and real estate and services income	¥1,182,523	¥1,090,802	¥1,252,002

*	Other revenues are not in the scope of revenue from contracts with customers.
The following table provides information about costs of goods sold and real estate sold and services expense in fiscal 2020, 2021 and 2022.

	Millions of yen
	2020	2021	2022
Goods or services category
Costs of goods sold	¥247,036	¥272,657	¥302,948
Costs of real estate sold	106,970	75,064	78,171
Asset management and servicing	37,808	42,145	56,810
Automobile related services	48,579	45,734	47,952
Facilities operation	66,163	41,461	46,515
Environment and energy services	110,899	105,246	122,426
Real estate management and brokerage	94,119	89,685	89,457
Real estate contract work	76,983	69,815	81,704
Other	49,363	45,147	50,246

Total expenses of costs of goods and real estate sold and services expenses	¥837,920	¥786,954	¥876,229

F-4
5

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
For further information about breakdowns of revenues disaggregated by goods or services category and geographical location by segment, see Note 32 “Segment Information.”
Revenue recognition criteria on each goods or services category are mainly as follows:
Sales of goods
The Company and its subsidiaries sell various goods such as precious metals, medical equipment, information system hardware and software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.
Real estate sales
Certain subsidiaries are involved in condominium business. Revenues from sales of detached houses and residential condominiums are recognized when the real estate is delivered to customers.
Asset management and servicing
Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors, are not in the scope of revenue from contracts with customers. These fees are accounted for servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.

F-4
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Environment and energy services
The Company and its subsidiaries offer services that provide electric power to business operators’ factories, office buildings and other facilities. Revenues from electric power supply by purchasing electricity or running power plants are recognized over the contracted distribution period with customers, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on electricity usage by customers. Furthermore, certain subsidiaries are running waste processing facilities. Revenues from resources and waste processing business are primarily recognized over the service contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. The value transferred to customers is directly measured based on the amount of resources and waste to be processed.
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

F-4
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Other
The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows:
Maintenance services of software, measurement equipment and other:
Certain subsidiaries offer information system hardware and software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Fee business:
The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.
The following table provides information about balances from contracts with customers as of March 31, 2021 and 2022.

	Millions of yen
	March 31, 2021	March 31, 2022
Trade Notes, Accounts and Other Receivable	¥180,828	¥174,667
Contract assets (Included in Other Assets)	6,558	13,802
Contract liabilities (Included in Other Liabilities)	40,436	32,978
For fiscal 2021 and 2022, there were no significant changes in contract assets. For fiscal 2021, there were no significant changes in contract liabilities. For fiscal 2022, contract liabilities decreased due to deconsolidation of contract liabilities of ¥12,536 million related to maintenance service caused by the sale of the business of Yayoi.
For fiscal 2021, revenue amounted to ¥30,367 million was included in contract liabilities as of March 31, 2020. For fiscal 2022, revenue amounted to ¥35,258 million was included in contract liabilities as of March 31, 2021.
As of March 31, 2022, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, real estate sales and amounted to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

¥
147,017 million. Remaining term for the obligations ranges up to 13 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.
As of March 31, 2021 and 2022, assets recognized from the costs to obtain or fulfill contracts with customers were not material.

5. Cash Flow Information
The following table provides information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of March 31, 2021 and 2022, respectively.

	Millions of yen
	2021	2022
Cash and Cash Equivalents	¥951,242	¥954,827
Restricted Cash	128,333	136,985

Cash, Cash Equivalents and Restricted Cash	¥1,079,575	¥1,091,812

Cash payments during fiscal 2020, 2021 and 2022 are as follows:

	Millions of yen
	2020	2021	2022
Cash payments:
Interest	¥99,788	¥80,313	¥65,965
Income taxes, net	124,236	76,292	83,030
The main
non-cash
activities in fiscal 2020, 2021 and 2022 are as follows.
In fiscal 2021 and 2022, real estate under operating leases of ¥75 million and ¥464 million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral. In fiscal 2020, 2021 and 2022, other assets of ¥29 million, ¥1 million and ¥6 million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral.
In fiscal 2020, assets and liabilities decreased by ¥1,281 million and ¥33 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of other liabilities. In fiscal 2021, assets and liabilities decreased by ¥5,218 million and ¥18 million, in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of other liabilities. In fiscal 2022, assets and liabilities decreased by ¥13,378 million and ¥943 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of

F-4
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

other liabilities. Derecognition of these assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions.
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
Lease income for fiscal 2020, 2021 and 2022 are as follows:

	Millions of yen
	Fiscal Year ended March 31, 2020	Fiscal Year ended March 31, 2021	Fiscal Year ended March 31, 2022
Lease income – net investment in leases
Interest income	¥72,663	¥69,718	¥73,379
Other	2,412	2,113	2,598
Lease income – operating leases*	430,665	397,065	450,454

Total lease income	¥505,740	¥468,896	¥526,431

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥30,154 million, ¥15,459 million and ¥17,912 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥20,918 million, ¥10,899 million and ¥22,236 million for fiscal 2020, 2021 and 2022, respectively.

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income. Gains and losses from the disposition of net investment in leases were not material for fiscal 2020, 2021 and 2022.
Net investment in leases at March 31, 2021 and 2022 consists of the following:

	Millions of yen	Millions of yen
	March 31, 2021	March 31, 2022
Lease receivables	¥998,050	¥1,029,157
Unguaranteed residual value	29,245	27,361
Initial direct costs	2,223	1,455

Total	¥1,029,518	¥1,057,973

Investment in operating leases at March 31, 2021 and 2022 consists of the following:

	Millions of yen
	2021	2022
Transportation equipment	¥1,364,559	¥1,438,621
Measuring and information-related equipment	307,010	326,680
Real estate	291,917	307,338
Other	43,507	71,935

	2,006,993	2,144,574
Accumulated depreciation	(741,022)	(819,839)

Net	1,265,971	1,324,735
Right-of-use assets	114,268	107,742
Accrued rental receivables	28,259	31,639
Allowance for doubtful receivables on operating leases	(309)	(914)

Total	¥1,408,189	¥1,463,202

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2020, 2021 and 2022 are as follows:

	Millions of yen
	2020	2021	2022
Depreciation expenses	¥209,586	¥217,212	¥231,643
Various expenses	80,018	78,416	90,427

Total	¥289,604	¥295,628	¥322,070

F-5
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Remaining lease receivables of net investment in leases (including residual value guarantees) range up to 27 years at March 31, 2022. Remaining lease receivables of the operating lease contracts range up to 59 years at March 31, 2022. At March 31, 2022, the amounts due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	Net investment in leases	Operating leases
2023	¥442,235	¥317,352
2024	287,329	197,240
2025	185,993	127,457
2026	107,983	74,731
2027	63,018	40,814
Thereafter	64,976	106,272

Total lease payments	1,151,534	¥863,866

Less imputed interest	(122,377)

Total lease receivables	¥1,029,157

(2) Lessee
The Company and its subsidiaries determine if an arrangement is a lease at inception of each contract. The Company and its subsidiaries have operating and finance leases for various assets including lands, office buildings, employees’ accommodations, and vehicles.
Some of the lease arrangements include options to extend or terminate lease term. The Company and its subsidiaries determine the lease term while taking such options into account when determining the lease term when it is reasonably certain that it will exercise these options. The Company and its subsidiaries’ lease arrangements do not contain material residual value guarantees or material restrictive covenants. As a rate implicit in most of the leases cannot be readily determinable, the Company and its subsidiaries use incremental borrowing rate based on the information available at commencement to determine the present values of lease payments.
The component of lease expense for fiscal 2020, 2021 and 2022 are as follows:

	Millions of yen	Millions of yen	Millions of yen
	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Finance lease cost
Depreciation expenses of right-of-use assets	¥743	¥359	¥534
Interest expenses of lease liabilities	302	131	106

	1,045	490	640

Operating lease cost	42,427	42,964	49,725
Short-term lease cost	2,633	3,347	3,034
Variable lease cost	948	230	65
Sublease income	(3,688)	(4,142)	(3,192)

Total	¥43,365	¥42,889	¥50,272

F-5
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Supplemental cash flow information related to leases for fiscal 2020, 2021 and 2022 are as follows:

	Millions of yen
	Year Ended March 31, 2020
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥302	¥44,610
Cash flows from financing activities	494	0

Right-of-use assets obtained in exchange for lease liabilities:	¥531	¥39,775

	Millions of yen
	Year Ended March 31, 2021
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥131	¥41,680
Cash flows from financing activities	674	0

Right-of-use assets obtained in exchange for lease liabilities:	¥228	¥55,344

	Millions of yen
	Year Ended March 31, 2022
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥106	¥47,321
Cash flows from financing activities	878	0

Right-of-use assets obtained in exchange for lease liabilities:	¥278	¥37,816

Supplemental balance sheet information related to lessee leases at March 31, 2021 and 2022 are as follows:

	Millions of yen, except lease term and discount rate
	March 31, 2021
	Finance leases	Operating leases
Investment in Operating Leases	¥257	¥114,011
Property under Facility Operations	1,990	69,291
Office Facilities	487	108,717

Total right-of-use assets	2,734	292,019

Other Liabilities	3,417	289,890

Total lease liabilities	¥3,417	¥289,890

Weighted average remaining lease term	7years	12years

Weighted average discount rate	4.4%	1.1%

F-5
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen, except lease term and discount rate
	March 31, 2022
	Finance leases	Operating leases
Investment in Operating Leases	¥4,955	¥102,787
Property under Facility Operations	1,763	68,149
Office Facilities	375	104,157

Total right-of-use assets	7,093	275,093

Other Liabilities	7,698	275,199

Total lease liabilities	¥7,698	¥275,199

Weighted average remaining lease term	25years	11years

Weighted average discount rate	2.5%	1.1%

At March 31, 2022, the amounts of lease liabilities related to lessee leases due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	Finance leases	Operating leases
2023	¥827	¥47,743
2024	783	38,185
2025	696	32,436
2026	383	29,374
2027	272	23,544
Thereafter	7,405	119,722

Total lease payments	10,366	291,004

Less imputed interest	(2,668)	(15,805)

Total lease liabilities	¥7,698	¥275,199

7. Installment Loans
The composition of installment loans by domicile and type of borrower at March 31, 2021 and 2022 is as follows:

	Millions of yen
	2021	2022
Borrowers in Japan:
Consumer—
Real estate loans	¥1,995,031	¥2,007,570
Card loans	188,547	173,687
Other	27,698	27,770

	2,211,276	2,209,027

Corporate—
Real estate companies	279,046	278,607
Non-recourse loans	47,956	74,085
Commercial, industrial and other companies	203,890	168,607

	530,892	521,299

F-5
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	2021	2022
Borrowers in overseas:
Consumer—
Real estate loans	75,890	105,860
Other	26,192	30,136

	102,082	135,996

Corporate—
Real estate companies	197,074	273,789
Non-recourse loans	113,129	80,918
Commercial, industrial companies and other	503,980	627,828

	814,183	982,535

Purchased loans*	12,351	13,747

	¥3,670,784	¥3,862,604

*
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

Generally, installment loans are made under agreements that require the borrower to provide collateral or guarantors.
At March 31, 2022, the contractual maturities of installment loans (except purchased loans) for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2023	¥577,336
2024	321,132
2025	346,923
2026	222,291
2027	209,707
Thereafter	2,171,468

Total	¥3,848,857

Revenues from installment loans which are included in finance revenues in the consolidated statements of income are ¥166,966 million, ¥169,401 million and ¥174,485 million for fiscal 2020, 2021 and 2022, respectively.
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period. Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2021 and 2022

F-5
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

were ¥72,658 million and ¥155,680 million, respectively. There were ¥63,272 million and ¥151,601 million of loans held for sale as of March 31, 2021 and 2022, respectively, measured at fair value by electing the fair value option.
Purchased loans acquired by the Company and its subsidiaries are generally loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely and characterized by extended period of non-performance
by the borrower, and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥12,351 million and ¥13,747 million as of March 31, 2021 and 2022, respectively, and the fair value at the acquisition date of purchased loans acquired during fiscal 2021 and 2022 were ¥2,704 million and ¥4,926 million, respectively.
When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired, and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value.
Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2020 are as follows:

Millions of yen
2020
Beginning balance	¥3,186
Provision (Reversal)	(24)
Charge-offs	(1,789)
Recoveries	77
Other*	8

Ending balance	¥1,458

*	Other includes foreign currency translation adjustments.
For further information about allowance for credit losses for fiscal 2021 and 2022, see Note 9 of “Credit Quality of Financial Assets and the Allowance for Credit Losses”.
8. Credit Quality of Financing Receivables and the Allowance for Credit Losses
The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financing receivable.
Allowance for credit losses—by portfolio segment

F-5
6

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
The following table provides information about the allowance for credit losses for fiscal 2020:

	March 31, 2020
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥21,195	¥919	¥20,662	¥3,186	¥12,049	¥58,011
Provision (Reversal)	12,254	903	7,988	(24)	3,304	24,425
Charge-offs	(13,723)	(1)	(6,548)	(1,789)	(2,859)	(24,920)
Recoveries	554	0	133	77	24	788
Other*2	262	(35)	(877)	8	(826)	(1,468)

Ending balance	¥20,542	¥1,786	¥21,358	¥1,458	¥11,692	¥56,836

Individually evaluated for impairment	3,602	228	8,950	667	0	13,447
Not individually evaluated for impairment	16,940	1,558	12,408	791	11,692	43,389

Financing receivables:
Ending balance	¥2,171,139	¥132,081	¥1,296,854	¥13,218	¥1,080,964	¥4,694,256

Individually evaluated for impairment	26,533	2,466	55,216	1,605	0	85,820
Not individually evaluated for impairment	2,144,606	129,615	1,241,638	11,613	1,080,964	4,608,436

Note:	Loans held for sale are not included in the table above.
*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2	Other mainly includes foreign currency translation adjustments.

F-5
7

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

F-5
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for fiscal 2020:

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

F-5
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about troubled debt restructurings of financing receivables that occurred during fiscal 2020:

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

F-
60

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
Allowance for credit losses
Credit quality of financial assets

•	Credit quality indicators

•	Past-due financing receivables

•	Non-accrual
Information about troubled debt restructurings
A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans, net investment in leases and other financial assets measured at amortized cost. Classes of financial assets are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financial assets. Classes of financial assets generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

F-6
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost for fiscal 2021 and 2022:

	Fiscal Year ended March 31, 2021
	Millions of yen
	Beginning balance	Cumulative effect of adopting According Standards Update 2016-13	Reclassification to allowance for investment in operating leases *4	Balance at April 1, 2020	Provision (Reversal)*3	Allowance of purchased loans during the reporting period	Charge- offs*5	Recoveries	Other*6	Ending balance*3	Collective (pool) assessment	Individual assessment
Allowance for credit losses :
Installment loans to consumer borrowers:
Real estate loans
Japan	¥3,112	¥2,856	¥0	¥5,968	¥390	¥0	¥(495)	¥59	¥0	¥5,922	¥5,354	¥568
Overseas	128	(102)	0	26	412	0	0	1	31	470	470	0
Card loans
Japan	3,785	12,146	0	15,931	(802)	0	(2,150)	6	(1)	12,984	12,283	701
Other
Japan	12,735	(963)	0	11,772	5,875	0	(9,296)	8	0	8,359	5,616	2,743
Overseas	782	563	0	1,345	739	0	(1,754)	577	368	1,275	1,038	237
Installment loans to corporate borrowers:
Non-recourse loans
Japan	13	24	0	37	(5)	0	0	0	0	32	32	0
The Americas	1,773	1,577	0	3,350	43	0	0	0	57	3,450	3,218	232
Real estate companies
Japan	983	46	0	1,029	(58)	0	(96)	25	1	901	621	280
Overseas	2,010	1,579	0	3,589	(1,502)	0	(570)	33	(11)	1,539	1,539	0
Commercial, industrial companies
Japan	2,447	98	0	2,545	(27)	0	(592)	11	1	1,938	199	1,739
Overseas	14,769	9,002	0	23,771	10,410	0	(15,427)	18	(9)	18,763	13,013	5,750
Purchased loans*1	1,458	0	0	1,458	353	3,899	(4,040)	46	119	1,835	681	1,154
Net investment in leases:	11,692	3,550	0	15,242	3,285	0	(2,668)	10	653	16,522	13,267	3,255

Subtotal	55,687	30,376	0	86,063	19,113	3,899	(37,088)	794	1,209	73,990	57,331	16,659

Other financial assets measured at amortized cost*2	1,149	1,369	(312)	2,206	4,483	0	(344)	11	(351)	6,005	810	5,195

Total	¥56,836	¥31,745	¥(312)	¥88,269	¥23,596	¥3,899	¥(37,432)	¥805	¥858	¥79,995	¥58,141	¥21,854

F-6
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Fiscal Year ended March 31, 2022
	Millions of yen
	Beginning balance	Provision (Reversal)*3	Allowance of purchased loans during the reporting period	Charge- offs*5	Recoveries	Other*6	Ending balance*3	Collective (pool) assessment	Individual assessment
Allowance for credit losses :
Installment loans to consumer borrowers:
Real estate loans
Japan	¥5,922	¥340	¥0	¥(570)	¥24	¥0	¥5,716	¥5,211	¥505
Overseas	470	(34)	0	0	4	15	455	455	0
Card loans
Japan	12,984	(1,301)	0	(1,669)	4	1	10,019	9,423	596
Other
Japan	8,359	4,948	0	(8,114)	11	0	5,204	2,946	2,258
Overseas	1,275	300	0	(644)	0	174	1,105	961	144
Installment loans to corporate borrowers:
Non-recourse loans
Japan	32	49	0	0	0	0	81	81	0
The Americas	3,450	(1,035)	0	0	0	276	2,691	1,836	855
Real estate companies
Japan	901	(204)	0	(109)	29	0	617	490	127
Overseas	1,539	(855)	0	(10)	0	61	735	735	0
Commercial, industrial companies
Japan	1,938	93	0	(761)	67	0	1,337	505	832
Overseas	18,763	3,503	0	(6,185)	155	2,060	18,296	13,367	4,929
Purchased loans*1	1,835	(227)	2,210	(2,372)	114	15	1,575	608	967
Net investment in leases:	16,522	1,577	0	(2,802)	21	985	16,303	12,480	3,823

Subtotal	73,990	7,154	2,210	(23,236)	429	3,587	64,134	49,098	15,036

Other financial assets measured at amortized cost*2	6,005	2,662	0	(1,661)	45	231	7,282	562	6,720

Total	¥79,995	¥9,816	¥2,210	¥(24,897)	¥474	¥3,818	¥71,416	¥49,660	¥21,756

Notes:	1. Loans held for sale and policy loan receivables of an insurance entity are not scope to allowance for credit losses.
2.
Held-to-maturity
debt securities held by the Company and subsidiaries consist of Japanese government bonds (JGBs) and other securities secured by JGBs. There was no allowance for credit losses on these held-to-maturity
debt securities. And there is no delinquency or on
non-accrual
status on
held-to-maturity
debt securities.

*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely. Due to the adoption of Credit Losses Standard, allowance of ¥176,714 million was recorded as credit loss gross-up
treatment for purchased loans on April 1, 2020, and the same amount has been charged-off.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

*2
The allowance for other financial assets measured at amortized cost includes the allowance for credit losses on financial receivables, such as loans to affiliates and accounts receivable. Other financial assets measured at amortized cost are mainly “Trade notes, accounts and other receivables”, and loans to affiliates included in “Investment in affiliates” on the consolidated balance sheets.

*3
“Provision for credit losses” in the consolidated statements of income amounted to ¥16,021 million and ¥3,939 million for fiscal 2021 and 2022, respectively. “Allowance for credit losses” on the consolidated balance sheets amounted to ¥78,945 million and ¥69,459 million as of March 31, 2021 and 2022, respectively. The reconciliation between the above table and the amounts reported on the consolidated financial statements in fiscal 2021 and 2022 are as follows:

	Millions of yen
	2021		2022
	Provision for credit losses	Allowance for credit losses	Provision for credit losses	Allowance for credit losses
Net investment in leases	¥3,285	¥16,522	¥1,577	¥16,303
Installment loans	15,828	57,468	5,577	47,831

Subtotal in the above table	19,113	73,990	7,154	64,134

Other financial assets measured at amortized cost	4,483	6,005	2,662	7,282

Total in the above table	23,596	79,995	9,816	71,416

Off-balance sheet credit exposures*3(a)	(7,437)	—	(4,449)	—
Available-for-sale debt securities*3(b)	117	—	21	—
Less: Loans to affiliates*3(c)	(255)	(1,050)	(1,449)	(1,957)

Amount reported on the consolidated financial statements	¥16,021	¥78,945	¥3,939	¥69,459

*3(a)
The allowance for off-balance sheet credit exposure were ¥26,094 million and ¥22,120 million as of March 31, 2021 and 2022, respectively, and the amounts are recorded in “Other liabilities” on the consolidated balance sheets. For further information, see Note 31 “Commitments, Guarantees and Contingent Liabilities.”

*3(b)
The allowance for available-for-sale debt securities were ¥120 million and ¥153 million as of March 31, 2021 and 2022, respectively, and the amounts are recorded as a reduction in “Investments in securities” on the consolidated balance sheets. For further information, see Note 10 “Investment in Securities.”

*3(c)
The provision for credit losses on loans to affiliates were ¥255 million and ¥1,449 million during fiscal 2021 and 2022, respectively, and the amounts are recorded in “Equity in net income (loss) of affiliates” in the consolidated statements of income. The allowance for credit losses on loans to affiliates were ¥1,050 million and ¥1,957 million as of March 31, 2021 and 2022, respectively, and the amounts are recorded as a reduction in “Investments in affiliates” on the consolidated balance sheets.

*4
The allowance for accrued lease payments for receivable from operating leases was reclassified to the investment in operating leases balance on April 1, 2020, due to the application of the Credit Losses Standard.

* 5	Included in Charge-off in write-offs of purchased loans were ¥3,899 million and ¥2,210 million during fiscal 2021 and 2022, respectively.
*6	Other mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.
The following table provides information about purchased loans which were acquired for fiscal 2021 and 2022:

	Millions of yen
	Fiscal Year ended March 31, 2021	Fiscal Year ended March 31, 2022
Purchase price	¥2,705	¥4,926
Allowance for credit losses at acquisition date	3,899	2,210
Discount or premium attributable to other factors	254	220

Par value	¥6,858	¥7,356

F-6
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The Company and its subsidiaries estimate an allowance for credit losses for all credit losses expected to occur in future over the remaining life of financial assets, and recognize the allowance adequately based on management judgement. In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors in collective assessment and individual assessment by each portfolio:

•	business characteristics and financial conditions of obligors;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	value of underlying collateral and guarantees; and

•	current economic and business conditions and expected outlook in future.
The Company and its subsidiaries manage credit risk using various indicators specific to the region, industry, and types of assets, in accordance with the group risk management policy. For credit transactions, the basic group policy is to obtain sufficient collateral and guarantees, and to diversify industries and borrowers, and the Company and its subsidiaries comprehensively evaluate and monitor the financial condition and cash flows of borrowers, underlying collateral and guarantees, and profitability. The Company and its subsidiaries also manage exposure to potentially high-risk markets by establishing appropriate credit limits through portfolio analysis.
Due to the diversity of assets and risk indicators held by the Company and its subsidiaries, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing
assets as indicators that are common across all classes. The category of non-performing
assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due
90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing
assets when it is probable that the acquisition cost of purchased loans cannot be collected, while all the other purchased loans are included in the category of performing assets.
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

F-6
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
There have been no significant changes during fiscal 2022 to methodologies and economic indicators used to estimate the allowance for Credit Losses.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
For
non-recourse
loans, their collection depends on the real estate collateral value, which may decline as a result of a decrease in liquidity of the real estate market, a rise in vacancy rate of rental properties, a fall in rents and other factors.
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

F-6
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the origination years of financial assets as of March 31, 2021 and 2022. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

	March 31, 2021
	Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2021	2020	2019	2018	2017	Prior	Total
Consumer borrowers:
Performing	¥371,914	¥443,079	¥332,461	¥220,035	¥223,814	¥498,350	¥2,089,653
Non-Performing	11,041	7,854	5,132	3,176	2,612	3,609	¥33,424

Real estate loans
Performing	362,832	431,483	327,967	217,380	223,540	498,080	¥2,061,282
Non-Performing	96	735	1,598	1,683	2,068	3,459	¥9,639
Other*
Performing	9,082	11,596	4,494	2,655	274	270	¥28,371
Non-Performing	10,945	7,119	3,534	1,493	544	150	¥23,785
Corporate borrowers:
Performing	341,346	378,732	207,214	124,889	71,400	97,113	¥1,220,694
Non-Performing	6,972	12,215	6,594	7,266	4,110	10,709	¥47,866

Non-recourse loans
Japan
Performing	6,637	24,428	5,283	2,802	0	8,806	¥47,956
The Americas
Performing	1,349	52,413	28,291	15,817	5,178	8,764	¥111,812
Non-Performing	58	0	0	0	0	1,259	¥1,317
Other than non-recourse loans
Real estate companies in Japan
Performing	103,982	62,274	35,065	28,743	25,487	21,753	¥277,304
Non-Performing	70	252	192	0	690	538	¥1,742
Real estate companies in overseas
Performing	42,980	55,678	10,695	4,992	1,976	2,976	¥119,297
Non-Performing	0	3,049	2,057	4,946	1,056	3,397	¥14,505
Commercial, industrial and other companies in Japan
Performing	78,281	41,166	30,116	12,746	11,798	18,664	¥192,771
Non-Performing	1,210	3,865	205	878	82	1,022	¥7,262
Commercial, industrial and other companies in overseas
Performing	108,117	142,773	97,764	59,789	26,961	36,150	¥471,554
Non-Performing	5,634	5,049	4,140	1,442	2,282	4,493	¥23,040
Purchased loans:
Performing	527	0	0	168	119	9,714	¥10,528
Non-Performing	0	0	0	15	0	1,808	¥1,823

F-6
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

		March 31, 2021
		Millions of yen
Portfolio segment		Origination year (years ended March 31)
Class
	Credit Quality	2021	2020	2019	2018	2017	Prior	Total
Net investment in leases:
	Performing	¥333,190	¥268,966	¥171,040	¥105,708	¥62,977	¥68,712	¥1,010,593
	Non-Performing	1,366	3,057	3,441	3,151	2,980	4,930	¥18,925

Japan
	Performing	184,342	165,580	121,072	84,928	57,393	67,040	¥680,355
	Non-Performing	151	776	1,194	1,512	1,261	2,213	¥7,107
Overseas
	Performing	148,848	103,386	49,968	20,780	5,584	1,672	¥330,238
	Non-Performing	1,215	2,281	2,247	1,639	1,719	2,717	¥11,818
Other financial assets measured at amortized cost
	Performing	14,882	1,045	67	938	2,502	13,762	¥33,196
	Non-Performing	0	0	0	908	0	0	¥908

Total (excluding revolving repayment card loans)
	Performing	¥1,061,859	¥1,091,822	¥710,782	¥451,738	¥360,812	¥687,651	¥4,364,664
	Non-Performing	¥19,379	¥23,126	¥15,167	¥14,516	¥9,702	¥21,056	¥102,946

F-6
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2022
	Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2022	2021	2020	2019	2018	Prior	Total
Consumer borrowers:
Performing	¥322,924	¥314,935	¥387,988	¥314,163	¥202,309	¥595,321	¥2,137,640
Non-Performing	8,282	4,595	3,852	2,098	961	11,915	¥31,703

Real estate loans
Performing	302,695	309,893	382,612	311,959	198,974	594,612	¥2,100,745
Non-Performing	26	94	489	380	222	11,474	¥12,685
Other*
Performing	20,229	5,042	5,376	2,204	3,335	709	¥36,895
Non-Performing	8,256	4,501	3,363	1,718	739	441	¥19,018
Corporate borrowers:
Performing	487,433	188,634	283,950	127,128	96,851	111,640	¥1,295,636
Non-Performing	412	3,184	4,138	4,747	14,562	21,000	¥48,043

Non-recourse loans
Japan
Performing	26,991	6,686	24,244	5,256	2,750	8,158	¥74,085
The Americas
Performing	0	5,547	51,467	11,744	7,721	1,397	¥77,876
Non-Performing	0	64	0	1,587	0	1,391	¥3,042
Other than non-recourse loans
Real estate companies in Japan
Performing	102,719	48,420	37,845	28,727	24,481	34,111	¥276,303
Non-Performing	0	245	938	71	0	1,050	¥2,304
Real estate companies in overseas
Performing	24,104	26,751	41,644	2,256	5,478	740	¥100,973
Non-Performing	0	0	0	371	12,790	7,717	¥20,878
Commercial, industrial and other companies in Japan
Performing	75,273	24,808	26,748	13,746	6,457	13,806	¥160,838
Non-Performing	156	457	1,392	124	392	773	¥3,294
Commercial, industrial and other companies in overseas
Performing	258,346	76,422	102,002	65,399	49,964	53,428	¥605,561
Non-Performing	256	2,418	1,808	2,594	1,380	10,069	¥18,525
Purchased loans:
Performing	0	0	24	281	1,072	10,885	¥12,262
Non-Performing	0	0	0	0	0	1,485	¥1,485

Net investment in leases:
Performing	328,428	249,106	190,125	113,190	77,683	80,217	¥1,038,749
Non-Performing	2,608	2,899	3,474	2,787	2,178	5,278	¥19,224

F-
70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2022
	Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2022	2021	2020	2019	2018	Prior	Total
Japan
Performing	¥119,538	¥154,757	¥133,589	¥91,691	¥68,087	¥78,283	¥645,945
Non-Performing	402	605	1,044	1,103	1,247	2,109	¥6,510
Overseas
Performing	208,890	94,349	56,536	21,499	9,596	1,934	¥392,804
Non-Performing	2,206	2,294	2,430	1,684	931	3,169	¥12,714
Other financial assets measured at amortized cost
Performing	14,287	2,220	345	0	817	17,743	¥35,412
Non-Performing	0	0	58	0	1,586	0	¥1,644

Total (excluding revolving repayment card loans)
Performing	¥1,153,072	¥754,895	¥862,432	¥554,762	¥378,732	¥815,806	¥4,519,699
Non-Performing	¥11,302	¥10,678	¥11,522	¥9,632	¥19,287	¥39,678	¥102,099

Note:	Loans held for sale and policy loan receivables of an insurance entity are not included in the table above.
*
Other in loans to consumer borrowers includes claims receivable arising from payments on guarantee of consumer loans. For further information, see Note 3
1
“Commitments, Guarantees and Contingent
Liabilities.”

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of March 31, 2021 and 2022 are as follows:

	March 31, 2021
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥183,722	¥0	¥183,722	¥4,364,664	¥4,548,386

Non-Performing	1,132	3,693	4,825	102,946	¥107,771

	March 31, 2022
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥169,601	¥0	¥169,601	¥4,519,699	¥4,689,300

Non-Performing	671	3,415	4,086	102,099	¥106,185

F-
71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
The following table provides information about the
past-due
financial assets as of March 31, 2021 and 2022:

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

F-7
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2022
		Millions of yen
		Past-due financing assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,183	¥5,637	¥9,820	¥2,343,030
	Real estate loans	1,473	2,262	3,735	2,113,430
	Card loans	371	503	874	173,687
	Other	2,339	2,872	5,211	55,913
Corporate borrowers		20,840	31,935	52,775	1,343,679
Non-recourse loans	Japan	0	0	0	74,085
	The Americas	514	3,042	3,556	80,918
Other than Non-recourse loans	Real estate companies in Japan	578	350	928	278,607
	Real estate companies in overseas	16,113	20,879	36,992	121,851
	Commercial, industrial and other companies in Japan	1,243	1,268	2,511	164,132
	Commercial, industrial and other companies in overseas	2,392	6,396	8,788	624,086
Net investment in leases		9,322	17,746	27,068	1,057,973
	Japan	2,252	5,782	8,034	652,455
	Overseas	7,070	11,964	19,034	405,518

Total		¥34,345	¥55,318	¥89,663	¥4,744,682

Note:	Loans held for sale, policy loans receivable of an insurance entity and purchased loans are not included in the table above.
In common with all classes, the Company and its subsidiaries consider financial assets as past-due
financial assets when principal or interest is
past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financial assets if the principals and interests are not
past-due
30 days or more in accordance with the modified terms.

F-7
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about
non-accrual
of financial assets as of March 31, 2021 and 2022:

	March 31, 2021
	Millions of yen
	Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥2,469	¥1,976	¥194	¥424
Overseas	0	570	0	268
Card loans
Japan	2,114	1,115	50	0
Other
Japan	8,611	5,970	275	44
Overseas	413	691	0	0
Installment loans to corporate borrowers:
Non-recourse loans
The Americas	2,466	10,148	0	0
Real estate companies
Japan	586	778	30	509
Overseas	12,491	14,505	0	0
Commercial, industrial companies and other
Japan	2,409	1,993	196	127
Overseas	26,670	26,396	3	9,936
Net investment in leases	15,346	17,166	0	0

Total	¥73,575	¥81,308	¥748	¥11,308

F-7
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2022
	Millions of yen
	Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥1,976	¥1,824	¥193	¥21
Overseas	570	475	0	129
Card loans
Japan	1,115	503	35	0
Other
Japan	5,970	2,391	208	0
Overseas	691	519	0	39
Installment loans to corporate borrowers:
Non-recourse loans
The Americas	10,148	8,787	0	0
Real estate companies
Japan	778	351	51	61
Overseas	14,505	20,879	0	0
Commercial, industrial companies and other
Japan	1,993	1,267	91	28
Overseas	26,396	18,634	112	4,018
Net investment in leases	17,166	17,771	0	0

Total	¥81,308	¥73,401	¥690	¥4,296

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

F-7
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about troubled debt restructurings of financing receivables that occurred during the fiscal year ended March 31, 2021 and 2022:

	Fiscal Year ended March 31, 2021
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥9,279	¥6,727
	Real estate loans	34	23
	Card loans	1,677	1,261
	Other	7,568	5,443
Corporate borrowers		14,723	13,049
Other than Non-recourse loans	Real estate companies in overseas	111	111
	Commercial, industrial and other companies in Japan	38	38
	Commercial, industrial and other companies in overseas	14,574	12,900

Total		¥24,002	¥19,776

	Fiscal Year ended March 31, 2022
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥8,761	¥6,152
	Real estate loans	15	6
	Card loans	1,385	1,072
	Other	7,361	5,074
Corporate borrowers		5,481	5,319
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	5,481	5,319

Total		¥14,242	¥11,471

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.
The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of the investment as possible in troubled debt restructurings. For the debtors of all financing receivables, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, for the debtors of all financing receivables other than non-recourse
loans, the Company and its subsidiaries also offer concessions such as a reduction of the loan principal or a temporary reduction in the interest payments. Furthermore, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

F-7
6

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
For fiscal 2021 and 2022, while there are financial assets for which the payments were deferred other than those in the troubled debt restructuring stated above due to the spread of
COVID-19,
the payment deferrals, which are determined not to meet the definition of a troubled debt restructuring are not included in the troubled debt restructuring stated the above.
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

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2022 and for which there was a payment default during the fiscal year ended March 31, 2022:

	Fiscal Year ended March 31, 2022
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥900
	Real estate loans	4
	Card loans	6
	Other	890

Total		¥900

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
As of March 31, 2021 and 2022, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥70 million and ¥162 million as of March 31, 2021 and 2022, respectively.

F-7
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

10. Investment in Securities
Investment in securities as of March 31, 2021 and 2022 consists of the following:

	Millions of yen
	2021	2022
Equity securities*	¥540,082	¥560,643
Trading debt securities	2,654	2,503
Available-for-sale debt securities	2,003,917	2,174,891
Held-to-maturity debt securities	113,790	114,312

Total	¥2,660,443	¥2,852,349

*
The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥249,830 million and ¥185,115 million as of March 31, 2021 and 2022, respectively. The amount of investment funds that are accounted for under the equity method included in equity securities were ¥82,420 million and ¥ 90,650 million as of March 31, 2021 and 2022, respectively. The amount of investment funds and others elected the fair value option included in equity securities were ¥4,940 million and ¥11,709 million as of March 31, 2021 and 2022, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 23 “Gains on Investment Securities and Dividends” and Note 24 “Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of March 31, 2020, 2021 and 2022 were a loss of ¥19,910 million, gains of ¥83,643 million and ¥26,075 million for fiscal 2020, 2021 and 2022, respectively, which did not include net unrealized holding gains (losses) on both investment funds above mentioned.
Equity securities include
non-marketable
equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2021 and 2022, and for fiscal 2021 and 2022.

	Millions of yen
	March 31, 2021			Fiscal Year ended March 31, 2021
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥47,460	¥(13,474)	¥350	¥(1,479)	¥232

F-7
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	March 31, 2022			Fiscal Year ended March 31, 2022
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥58,723	¥(13,880)	¥401	¥(208)	¥163
Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of March 31, 2020, 2021 and 2022 were gains of ¥491 million, ¥120 million and ¥213 million for fiscal 2020, 2021 and 2022, respectively.
During fiscal 2020, 2021 and 2022, the Company and its subsidiaries sold available-for-sale
debt securities for aggregate proceeds of ¥249,427 million, ¥285,836 million and ¥239,250 million, respectively, resulting in gross realized gains of ¥9,274 million, ¥8,854 million and ¥6,493 million, respectively, and gross realized losses of ¥264 million, ¥1,918 million and ¥1,236 million, respectively. The cost of the available-for-sale
securities or the debt securities sold was based on the average cost of each issue of securities held at the time of the sale.
Certain subsidiaries elected the fair value option for certain investments in investment funds, and others included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2021 and 2022, these investments were fair valued at ¥4,940 million and ¥11,709 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2021, these investments were fair valued at ¥1,537 million. There were no such investments as of March 31, 2022.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2021 and 2022, these investments were fair valued at ¥2,907 million and ¥7,644 million, respectively.

F-7
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale
debt securities and
held-to-maturity
debt securities in each major security type as of March 31, 2021 and 2022 are as follows:
March 31, 2021

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥846,736	¥0	¥6,071	¥(31,649)	¥821,158
Japanese prefectural and foreign municipal bond securities	274,770	(120)	4,238	(2,612)	276,276
Corporate debt securities	742,862	0	10,125	(10,736)	742,251
CMBS and RMBS in the Americas	35,668	0	549	(1,760)	34,457
Other asset-backed securities and debt securities	126,731	0	4,308	(1,264)	129,775

	2,026,767	(120)	25,291	(48,021)	2,003,917

Held-to-maturity debt securities:
Japanese government bond securities and other	113,790	0	25,342	0	139,132

	¥2,140,557	¥(120)	¥50,633	¥(48,021)	¥2,143,049

March 31, 2022

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥905,004	¥0	¥5,178	¥(77,569)	¥832,613
Japanese prefectural and foreign municipal bond securities	333,449	(132)	2,482	(10,195)	325,604
Corporate debt securities	873,178	0	10,014	(33,632)	849,560
CMBS and RMBS in the Americas	29,349	0	112	(729)	28,732
Other asset-backed securities and debt securities	135,445	(21)	5,456	(2,498)	138,382

	2,276,425	(153)	23,242	(124,623)	2,174,891

Held-to-maturity debt securities:
Japanese government bond securities and other	114,312	0	21,129	0	135,441

	¥2,390,737	¥(153)	¥44,371	¥(124,623)	¥2,310,332

F-
80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table presents rollforwards of the allowance for credit losses for fiscal 2021 and 2022, respectively.

	Millions of yen
	Fiscal Year ended March 31, 2021
	Foreign municipal bond securities	Total
Beginning	¥0	¥0
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded*	120	120

Ending	¥120	¥120

*	An increase from the effects of changes in foreign exchange rates of ¥3 million was included in additions to the allowance for credit losses on available-for-sale debt securities for fiscal 2021.

	Millions of yen
	Fiscal Year ended March 31, 2022
	Foreign municipal bond securities	Japanese other asset- backed securities and debt securities	Total
Beginning	¥120	¥0	¥120
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	0	21	21
Increase (Decrease) from the effects of changes in foreign exchange rates	12	0	12

Ending	¥132	¥21	¥153

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables provide information about
available-for-sale
debt securities with gross unrealized losses (including allowance for credit losses) and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2021 and 2022, respectively:
March 31, 2021

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥475,023	¥(21,472)	¥264,105	¥(10,177)	¥739,128	¥(31,649)
Japanese prefectural and foreign municipal bond securities	48,367	(519)	63,316	(2,213)	111,683	(2,732)
Corporate debt securities	231,552	(5,798)	141,559	(4,938)	373,111	(10,736)
CMBS and RMBS in the Americas	345	(6)	24,782	(1,754)	25,127	(1,760)
Other asset-backed securities and debt securities	4,296	(112)	29,750	(1,152)	34,046	(1,264)

	¥759,583	¥(27,907)	¥523,512	¥(20,234)	¥1,283,095	¥(48,141)

March 31, 2022

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:

Japanese and foreign government bond securities	¥217,457	¥(16,117)	¥521,633	¥(61,452)	¥739,090	¥(77,569)
Japanese prefectural and foreign municipal bond securities	190,081	(6,509)	46,391	(3,818)	236,472	(10,327)
Corporate debt securities	373,506	(19,340)	156,687	(14,292)	530,193	(33,632)
CMBS and RMBS in the Americas	6,458	(98)	17,542	(631)	24,000	(729)
Other asset-backed securities and debt securities	66,543	(995)	37,432	(1,524)	103,975	(2,519)

	¥854,045	¥(43,059)	¥779,685	¥(81,717)	¥1,633,730	¥(124,776)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about
available-for-sale
debt securities with gross unrealized losses for which allowance for credit losses were not recorded and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2021 and 2022, respectively:
March 31, 2021

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥475,023	¥(21,472)	¥264,105	¥(10,177)	¥739,128	¥(31,649)
Japanese prefectural and foreign municipal bond securities	45,486	(399)	63,316	(2,213)	108,802	(2,612)
Corporate debt securities	231,552	(5,798)	141,559	(4,938)	373,111	(10,736)
CMBS and RMBS in the Americas	345	(6)	24,782	(1,754)	25,127	(1,760)
Other asset-backed securities and debt securities	4,296	(112)	29,750	(1,152)	34,046	(1,264)

	¥756,702	¥(27,787)	¥523,512	¥(20,234)	¥1,280,214	¥(48,021)

March 31, 2022

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥217,457	¥(16,117)	¥521,633	¥(61,452)	¥739,090	¥(77,569)
Japanese prefectural and foreign municipal bond securities	190,081	(6,509)	43,338	(3,686)	233,419	(10,195)
Corporate debt securities	373,506	(19,340)	156,687	(14,292)	530,193	(33,632)
CMBS and RMBS in the Americas	6,458	(98)	17,542	(631)	24,000	(729)
Other asset-backed securities and debt securities	66,489	(974)	37,432	(1,524)	103,921	(2,498)

	¥853,991	¥(43,038)	¥776,632	¥(81,585)	¥1,630,623	¥(124,623)

The number of investment securities that were in an unrealized loss position as of March 31, 2021 and 2022 were 638 and 963, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

As

of March 31, 2021 and 2022, the amount of accrued revenues on available-for-sale
debt securities were ¥
7,374
 million and ¥
8,798
 million, respectively, which was included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no
allowance for credit losses for accrued interest receivables as of March 31, 2022.

For
available-for-sale
debt securities, if the fair value is less than the amortized cost, the debt securities are impaired. The Company and its subsidiaries identify per each impaired security whether the decline of fair value is due to credit losses component or non-credit
losses component. Impairment related to credit losses is recognized in earning through an allowance for credit losses. Impairment related to other factors than credit losses is recognized in other comprehensive income (loss), net of applicable income taxes. In estimating an allowance of credit losses, the Company and its subsidiaries consider the existence of credit losses if the present value of estimated cash flows is less than the amortized cost basis. When the Company and its subsidiaries intend to sell the debt securities for which an allowance for credit losses is previously established or it is more likely than not that the Company and its subsidiaries will be required to sell the debt securities before recovery of the amortized cost basis, the allowance for credit losses is fully written-off
and the amortized cost is reduced to the fair value after recognizing additional impairment in earnings. In addition, the Company and its subsidiaries recognize in earnings the full difference between the amortized cost and the fair value of the debt securities by direct write-down, without any allowance for credit losses, if the debt securities are expected to be sold and the fair value is less than the amortized cost.
Credit losses related to
available-for-sale
debt securities recognized for fiscal 2021 were resulting from foreign municipal bond securities due to a decrease in the occupancy rate of the underlying assets. Credit losses related to available-for-sale debt securities recognized for fiscal 2022 were resulting from Japanese other asset-backed
securities and debt securities due to deterioration in the financial condition of the credit guarantor of the underlying receivables. The evaluation of credit losses with available-for-sale
debt securities is compared to the amortized cost of debt securities with the present value of cash flows estimated based on a number of overall conditions, including estimated fair value of the underlying receivables and the repayment priority of the securities. Because the Company and its subsidiaries do not intend to sell the debt security or it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, the Company and its subsidiaries recognized the allowance for credit losses.
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
There were no other-than-temporary impairment losses recognized in other comprehensive income (loss) and earnings for fiscal 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

For
available-for-sale
debt securities held as of March 31, 2020, roll-forwards of the amount of accumulated other-than-temporary impairments related to credit losses for fiscal 2020 are as follows:

Millions of yen
2020
Beginning	¥2,102
Addition (Reduction) during the period	0

Ending	¥2,102

In addition, the
non-credit
loss component on the other-than-temporary impaired
available-for-sale
debt securities mentioned above is recognized in other comprehensive income (loss), net of applicable income taxes. These impairments included the amount of unrealized gains or losses for the changes in fair value of the available-for-sale
debt securities after recognition of other-than-temporary impairments in earnings. Unrealized gains and unrealized losses recorded in accumulated other comprehensive income (loss) on these available-for-sale
debt securities as of March 31, 2020 were not material.

The following is a summary of the contractual maturities of
available-for-sale
debt securities and
held-to-maturity
debt securities held as of March 31, 2022:
Available-for-sale
debt securities held as of March 31, 2022

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥40,955	¥41,178
Due after one to five years	356,995	361,532
Due after five to ten years	477,735	472,733
Due after ten years	1,400,740	1,299,448

	¥2,276,425	¥2,174,891

Held-to-maturity
debt securities held as of March 31, 2022

	Millions of yen
	Amortized cost	Fair value
Due after five to ten years	¥17,281	¥19,775
Due after ten years	97,031	115,666

	¥114,312	¥135,441

Debt securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.
Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.
Included in finance revenues in the consolidated statements of income is interest income on investment securities of ¥13,657 million, ¥11,870 million and ¥12,737 million for fiscal 2020, 2021 and 2022, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

There were no
available-for-sale
debt securities accounted for as purchased credit deterioration financial assets acquired during fiscal 2021 and 2022.
11. Transfer of Financial Assets
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
During fiscal 2020, 2021 and 2022, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥
643,422
 million, ¥
1,306,495
 million and ¥
1,317,496
 million, respectively. For fiscal 2020, 2021 and 2022, gains (losses) from the securitization and transfer of loans were ¥
20,635
 million, ¥
36,624
 million and ¥
34,301
 million, respectively, which is included in finance revenues in the consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets during fiscal 2021 and 2022 are as follows:

	Millions of yen
	2021	2022
Beginning balance	¥57,705	¥63,754
Increase mainly from loans sold with servicing retained	17,434	13,285
Decrease mainly from amortization	(12,597)	(13,518)
Increase from the effects of changes in foreign exchange rates	1,212	6,733

Ending balance	¥63,754	¥70,254

The fair value of the servicing assets as of March 31, 2021 and 2022 are as follows:

	Millions of yen
	March 31, 2021	March 31, 2022
Beginning balance	¥60,419	¥74,135
Ending balance	¥74,135	¥83,732

12. Variable Interest Entities
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
Information about VIEs (consolidated and
non-consolidated)
for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs
March 31, 2021

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,996	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	63,935	12,977	17,923	3,720
(d) VIEs for corporate rehabilitation support business	431	158	0	0
(e) VIEs for investment in securities	104,364	316	35	25,299
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	266,662	158,620	266,662	828
(g) VIEs for securitization of loan receivable originated by third parties	511	992	511	0
(h) VIEs for power generation projects	304,064	226,224	285,149	35,194
(i) Other VIEs	171,344	67,346	144,260	0

Total	¥913,307	¥466,633	¥714,540	¥65,041

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2022

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,988	0	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	60,762	12,576	16,241	0
(d) VIEs for corporate rehabilitation support business	214	5	0	0
(e) VIEs for investment in securities	132,805	302	0	45,241
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	223,807	160,434	223,807	0
(g) VIEs for securitization of loan receivable originated by third parties	542	1,093	542	0
(h) VIEs for power generation projects	278,660	219,476	260,551	42,742
(i) Other VIEs	199,186	89,672	174,807	0

Total	¥897,964	¥483,558	¥675,948	¥87,983

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.

*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs
March 31, 2021

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥27,273	¥1,255	¥991	¥2,246
(b) VIEs for acquisition of real estate and real estate development projects for customers	317,027	6,905	4,884	11,789
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	4,108,847	0	56,818	75,607
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	709	0	2	2
(g) VIEs for securitization of loan receivable originated by third parties	1,485,653	0	18,268	18,271
(h) VIEs for power generation projects	10,103	0	442	442
(i) Other VIEs	370,516	2,845	10,101	12,946

Total	¥6,320,128	¥11,005	¥91,506	¥121,303

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2022

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥13,391	¥405	¥991	¥1,396
(b) VIEs for acquisition of real estate and real estate development projects for customers	546,953	8,134	9,119	18,735
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	6,901,686	0	79,050	123,674
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	154	0	2	2
(g) VIEs for securitization of loan receivable originated by third parties	1,231,246	0	15,254	15,254
(h) VIEs for power generation projects	9,103	0	402	402
(i) Other VIEs	914,801	3,140	15,098	32,123

Total	¥9,617,334	¥11,679	¥119,916	¥191,586

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.
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
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, restricted cash, investment in operating leases, investment in securities, property under facility operations and other assets, and liabilities of those consolidated VIEs are mainly included in short-term debt, long-term debt and other liabilities.
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
non-consolidated
VIEs.
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable
The Company and its subsidiaries use VIEs to securitize financial assets such as loan receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.
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
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in restricted cash and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt. Variable interests of non-consolidated
VIEs, which the Company and its subsidiaries have, are included in other assets in the Company’s consolidated balance sheets.
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
(h) VIEs for power generation projects
The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations and coal-biomass co-fired power plants on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
non-consolidated
VIEs.
13. Investment in Affiliates
Investment in affiliates at March 31, 2021 and 2022 consists of the following:

	Millions of yen
	2021	2022
Shares	¥853,937	¥943,090
Loans and others	33,827	34,943

	¥887,764	¥978,033

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥136,755 million and ¥169,928 million, respectively, as of March 31, 2021 and ¥166,492 million and ¥223,834 million, respectively, as of March 31, 2022.
In fiscal 2020, 2021 and 2022, the Company and its subsidiaries received dividends from affiliates of ¥38,372 million, ¥15,416 million and ¥17,759 million, respectively.
In the Company’s consolidated balance sheets, the book value of investment in affiliates over the underlying equity in the net assets of such affiliates as of date of the most recent available financial statements of the investees were ¥131,600 million and ¥135,897 million as of March 31, 2021 and 2022, respectively. The basis differences mainly consist of goodwill and fair value adjustments for fixed assets. The basis differences would be amortized and adjusted for impairment, if any, and the changes in the differences are included in equity in net income
(loss)
of affiliates.
Companies comprising a significant portion of investment in affiliates were Avolon Holdings Limited (30% of equity share) and Kansai Airports (40% of equity share) as of March 31, 2021 and 2022.
Combined and condensed information relating to the affiliates for fiscal 2020, 2021 and 2022 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	2020	2021	2022
Operations:
Total revenues	¥1,674,184	¥1,155,974	¥1,194,172
Income before income taxes	206,637	85,667	108,065
Net income	140,540	74,008	88,572

Financial position:
Total assets	¥12,499,794	¥12,858,129	¥14,974,191
Total liabilities	8,428,007	9,203,980	10,729,973
Total equity	4,071,787	3,654,149	4,244,218
The Company and its subsidiaries had no significant transactions with these companies except as described above.

F-9
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

14. Goodwill and Other Intangible Assets
Changes in goodwill by reportable segment for fiscal 2020, 2021 and 2022 are as follows:

	Millions of yen
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit
Balance at March 31, 2019
Goodwill	¥65,566	¥16,470	¥88,855	¥183	¥4,452	¥10,971
Accumulated impairment losses	(837)	0	0	(39)	0	0
	64,729	16,470	88,855	144	4,452	10,971
Acquired	1,299	0	22,772	3,933	672	0
Impairment	0	0	0	0	0	0
Other (net)*	0	(111)	(22,172)	0	0	0

Balance at March 31, 2020
Goodwill	66,865	16,359	89,455	4,116	5,124	10,971
Accumulated impairment losses	(837)	0	0	(39)	0	0
	66,028	16,359	89,455	4,077	5,124	10,971
Acquired	478	0	47,011	0	0	0
Impairment	(12)	0	0	0	0	0
Other (net)*	7	0	(14,002)	(3,933)	(109)	0

Balance at March 31, 2021
Goodwill	67,350	16,359	122,464	183	5,015	10,971
Accumulated impairment losses	(849)	0	0	(39)	0	0
	66,501	16,359	122,464	144	5,015	10,971
Acquired	0	0	0	49,115	0	0
Impairment	0	(191)	0	0	(371)	0
Other (net)*	(54,925)	0	(22,526)	357	0	0

Balance at March 31, 2022
Goodwill	12,425	16,359	99,938	49,655	5,015	10,971
Accumulated impairment losses	(849)	(191)	0	(39)	(371)	0

	¥11,576	¥16,168	¥99,938	¥49,616	¥4,644	¥10,971

F-9
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Aircraft and Ships	ORIX USA	ORIX Europe	Asia and Australia	Corporate	Total
Balance at March 31, 2019
Goodwill	¥587	¥113,801	¥126,131	¥7,911	¥0	¥434,927
Accumulated impairment losses	(587)	0	0	(2,785)	0	(4,248)
	0	113,801	126,131	5,126	0	430,679
Acquired	0	17,846	0	0	0	46,522
Impairment	0	0	0	0	0	0
Other (net)*	0	(2,401)	(8,178)	(521)	0	(33,383)

Balance at March 31, 2020
Goodwill	587	129,246	117,953	7,390	0	448,066
Accumulated impairment losses	(587)	0	0	(2,785)	0	(4,248)
	0	129,246	117,953	4,605	0	443,818
Acquired	0	0	11,697	0	0	59,186
Impairment	0	(1,494)	0	0	0	(1,506)
Other (net)*	0	566	10,847	402	0	(6,222)

Balance at March 31, 2021
Goodwill	587	129,812	140,497	7,792	0	501,030
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	0	(5,754)
	0	128,318	140,497	5,007	0	495,276
Acquired	0	0	0	0	278	49,393
Impairment	0	0	0	0	0	(562)
Other (net)*	0	12,682	8,773	388	0	(55,251)

Balance at March 31, 2022
Goodwill	587	142,494	149,270	8,180	278	495,172
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	0	(6,316)

	¥0	¥141,000	¥149,270	¥5,395	¥278	¥488,856

*	Other includes foreign currency translation adjustments, decreases due to sale of ownership interest in subsidiaries and certain other reclassifications.
As a result of the impairment test, the Company and its subsidiaries recognized no impairment losses on goodwill during fiscal 2020. The Company and its subsidiaries recognized impairment losses on goodwill of ¥12 million in Corporate Financial Services and Maintenance Leasing segment, and ¥1,494 million in ORIX USA segment during fiscal 2021. The Company and its subsidiaries recognized impairment losses on goodwill of ¥191 million in Real Estate segment, and ¥371 million in Insurance segment during fiscal 2022. These impairment losses are accounted in other (income) and expense. The fair values of these reporting units were measured using mainly discounted cash flow methodologies and business enterprise value multiples methodologies.

F-9
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Other intangible assets at March 31, 2021 and 2022 consist of the following:

	Millions of yen
	2021	2022
Indefinite-lived intangible assets:
Trade names	¥67,888	¥44,975
Asset management contracts	161,081	48,533
Others	5,312	12,126

	234,281	105,634

Intangible assets subject to amortization:
Software	129,695	130,118
Customer relationships	155,807	143,963
Asset management contracts	0	98,014
Others	90,354	123,397

	375,856	495,492
Accumulated amortization	(184,589)	(197,505)

Net	191,267	297,987

	¥425,548	¥403,621

The aggregate amortization expenses for intangible assets are ¥32,189 million, ¥28,748 million and ¥32,235 million in fiscal 2020, 2021 and 2022, respectively.
The estimated amortization expenses for each of five succeeding fiscal years are ¥33,959 million in fiscal 2023, ¥30,205 million in fiscal 2024, ¥27,181 million in fiscal 2025, ¥23,182 million in fiscal 2026 and ¥19,565 million in fiscal 2027, respectively.
Intangible assets subject to amortization increased during fiscal 2022 are ¥154,949 million. They mainly consist of ¥13,345 million of software
,
 ¥40,583
million of customer relationships and others recognized in acquisitions, and ¥98,014 million for asset management contracts that were transferred due to their useful lives being defined. The weighted average amortization periods for the software, customer relationships and others recognized in acquisitions and asset management contracts ar
e 8 year
s
, 24 years

and 20 years, respectively.
As a result of the impairment test, the Company and its subsidiaries recognized impairment losses of ¥329 million on intangible assets included in Corporate Financial Services and Maintenance Leasing segment during fiscal 2020. The Company and its subsidiaries recognized impairment losses of ¥2 million on intangible assets included in Corporate Financial Services and Maintenance Leasing segment, ¥217 million on intangible assets included in Real Estate segment, ¥4 million on intangible assets included in PE Investment and Concession segment, ¥2 million on intangible assets included in Environment and Energy segment, ¥2 million on intangible assets included in Insurance segment, ¥505 million on intangible assets included in Aircraft and Ships segment, and ¥414 million on intangible assets included in ORIX USA segment during fiscal 2021. The Company and its subsidiaries recognized impairment losses of ¥650 million on intangible assets included in Corporate Financial Services and Maintenance Leasing segment, ¥259 million on intangible assets included in Aircraft and Ships segment, and ¥21,090 million on intangible assets included in ORIX Europe segment during fiscal 2022. The impairment losses for fiscal 2020 are included in selling, general and administrative expenses in the consolidated statements of income, and the impairment losses for fiscal 2021 and 2022 are included in other (income) and expense in the consolidated statements of income. These impairment losses are recognized due to

F-9
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

the reduction in the estimated future cash flow, which brought the fair values of the intangible assets below its carrying amount. The fair values of these intangible assets were measured using mainly discounted cash flow methodologies.
15. Short-Term and Long-Term Debt
Short-term debt consists of borrowings from financial institutions and commercial paper.
The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2021 and 2022 are as follows:
March 31, 2021

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥81,726	0.3%
Short-term debt outside Japan, mainly from banks	209,852	1.9
Medium-term note outside Japan	1,336	3.0
Commercial paper in Japan	12,999	0.0
Commercial paper outside Japan	1,356	1.0

	¥307,269	1.4

March 31, 2022

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥161,799	0.7%
Short-term debt outside Japan, mainly from banks	237,790	2.1
Commercial paper in Japan	37,999	0.0
Commercial paper outside Japan	2,051	1.0

	¥439,639	1.4

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2021 and 2022 are as follows:
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

F-9
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2022

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2023~2082	¥545,320	1.3%
Floating rate	2023~2077	2,076,802	1.1
Insurance companies and others:
Fixed rate	2023~2082	322,411	0.8
Floating rate	2023~2077	296,230	0.8
Unsecured bonds	2024~2081	997,654	1.6
Unsecured notes under medium-term note program	2023~2027	32,279	4.1
Payables under securitized loan receivables and investment in securities	2033~2043	156,350	3.1

		¥4,427,046	1.3

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2022 is as follows:

Years ending March 31,	Millions of yen
2023	¥752,828
2024	764,765
2025	610,035
2026	439,680
2027	469,840
Thereafter	1,389,898

Total	¥4,427,046

Borrowings with fixed rate from banks, insurance companies and others as of March 31, 2022 include the amount o
f ¥10,000
million of subordinated syndicated loan (hybrid loan) that was executed in fiscal 2022, will mature in fisca
l 2082
and may be redeemed after 5 years from the execution.
Borrowings with floating rate from banks, insurance companies and others as of March 31, 2022 include the amount of
¥34,000
million of subordinated syndicated loan (hybrid loan) that was executed in fiscal 2017, will mature in fisc al 2077
and may be redeemed after 7 years from the execution.
Unsecured bonds include the amount of ¥150,000 million of unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds). Out of this amount, ¥100,000 million was executed in fiscal 2020, and will mature in fiscal 2080, of which ¥60,000 million and ¥40,000 million may be redeemed after 5 years, and 10 years from the e
xecution,

respectively. ¥50,000 million was executed in fiscal 2021, and will mature in fiscal 2081, of which ¥29,000 million and ¥21,000 million may be redeemed after 5 years, and 10 years from the execution, respectively.
For borrowings from banks, insurance companies and other financial institutions, for bonds, and for medium-term notes, principal repayments are made upon maturity of the loan contracts and interest payments are usually paid semi-annually.

F-9
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

During fiscal 2020, 2021 and 2022, the Company and certain subsidiaries recognized net amortization expenses of premiums and discounts of bonds and medium-term notes, and deferred issuance costs of bonds and medium-term notes in the amount of ¥989 million, ¥1,010 million and ¥1,013 million, respectively.
Total committed credit lines for the Company and its subsidiaries were ¥612,737 million and ¥651,379 million at March 31, 2021 and 2022, respectively, and, of these lines, ¥524,451 million and ¥507,181 million were available at March 31, 2021 and 2022, respectively. Of the available committed credit lines, ¥465,104 million and ¥442,547 million were long-term committed credit lines at March 31, 2021 and 2022, respectively.
The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.
Other than the assets of the consolidated VIEs pledged as collateral for financing (see Note 12 “Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2022:

Millions of yen
Lease payments, loans and investment in operating leases	¥106,699
Investment in securities	175,912
Property under facility operations	112,730
Other assets and other	27,784

¥423,125

As of March 31, 2022, debt liabilities were secured by shares of subsidiaries of ¥147,428 million, which were eliminated through consolidation adjustment, and debt liabilities of affiliates were secured by investment in affiliates of ¥38,399 million. As of March 31, 2022, debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥10,531 million. In addition, ¥74,334 million was pledged primarily by investment in securities for collateral deposits and deposits for real estate transaction as of March 31, 2022.
Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2022.
16. Deposits
Deposits at March 31, 2021 and 2022 consist of the following:

	Millions of yen
	2021	2022
Time deposits	¥1,860,253	¥1,876,129
Other deposits	457,532	400,029

Total	¥2,317,785	¥2,276,158

F-
100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The balances of time deposits and certificates of deposit issued in amounts of ¥10 million or more were ¥1,012,834 million and ¥920,545 million at March 31, 2021 and 2022, respectively.
The maturity schedule of time deposits at March 31, 2022 is as follows:

Years ending March 31,	Millions of yen
2023	¥739,960
2024	392,234
2025	382,672
2026	245,264
2027	101,973
Thereafter	14,026

Total	¥1,876,129

17. Income Taxes
Income before income taxes and the provision for income taxes in fiscal 2020, 2021 and 2022 are as follows:

	Millions of yen
	2020	2021	2022
Income before income taxes:
Japan	¥223,327	¥171,569	¥311,351
Overseas	189,234	115,992	193,525

	¥412,561	¥287,561	¥504,876

Provision for income taxes:
Current—
Japan	¥55,577	¥45,262	¥136,623
Overseas	35,370	19,967	38,433

	90,947	65,229	175,056

Deferred—
Japan	9,643	10,642	(631)
Overseas	5,247	14,876	12,839

	14,890	25,518	12,208

Provision for income taxes	¥105,837	¥90,747	¥187,264

In fiscal 2020, 2021 and 2022, the Company and its subsidiaries in Japan were subject to a National Corporation tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%.

F-
101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Reconciliations of the differences between the tax provision computed at the statutory rate and the consolidated provision for income taxes in fiscal 2020, 2021 and 2022 are as follows:

	Millions of yen
	2020	2021	2022
Income before income taxes	¥412,561	¥287,561	¥504,876

Tax provision computed at the statutory rate	¥129,957	¥90,582	¥159,036
Increases (reductions) in taxes due to:
Change in valuation allowance	2,505	6,808	11,464
Nondeductible expenses	4,319	2,751	4,066
Nontaxable income	(3,612)	(1,629)	(2,611)
Effect of lower tax rates on certain subsidiaries	(24,862)	(12,895)	(16,584)
Effect of investor taxes on earnings of subsidiaries	3,039	4,590	8,155
Effect of the tax law and rate changes	(6,642)	1,158	(142)
Effect of sale or liquidation of subsidiaries	307	878	25,642
Other, net	826	(1,496)	(1,762)

Provision for income taxes	¥105,837	¥90,747	¥187,264

The effective income tax rate is different from the statutory income tax rate primarily because of certain nondeductible expenses, nontaxable income, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries, effect of investor taxes on earnings of subsidiaries, the effect of tax law changes and effect of sale or liquidation of subsidiaries.
Total income tax expense recognized in fiscal 2020, 2021 and 2022 was allocated as follows:

	Millions of yen
	2020	2021	2022
Provision for income taxes	¥105,837	¥90,747	¥187,264
Income tax expense (benefit) allocated to other comprehensive income (loss):
Net change of unrealized gains (losses) on investment in securities	(7,016)	(6,212)	(21,897)
Net change of debt valuation adjustments	340	(349)	(131)
Net change of defined benefit pension plans	448	2,615	4,889
Net change of foreign currency translation adjustments	10,276	(13,958)	(17,347)
Net change of unrealized gains (losses) on derivative instruments	(2,163)	1,883	4,734
Adjustments to retained earnings for changes in accounting principles*	0	(17,113)	(215)
Other direct adjustments to shareholders’ equity	0	1,521	214

Total income tax expense	¥107,722	¥59,134	¥157,511

*
The amount for fiscal 2021 reflects the tax effect of the adoption of Accounting Standards Update
2016-13
(“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)). The amount for fiscal 2022 reflects the tax effect of the adoption of Accounting Standards Update
2019-12
(“Simplifying the Accounting for Income Taxes”—ASC 740 (“Income Taxes”)). For further information about Income Taxes, see Note 1 “Significant Accounting and Reporting Policies (aa) New accounting pronouncements.”

F-10
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The tax effects of temporary differences and carryforwards giving rise to the deferred tax assets and liabilities as of March 31, 2021 and 2022 are as follows:

	Millions of yen
	2021	2022
Assets:
Net operating loss carryforwards	¥25,083	¥32,914
Allowance for credit losses	25,322	23,381
Investment in securities	9,983	6,685
Accrued expenses	24,393	23,900
Investment in operating leases	12,911	15,099
Property under facility operations	8,480	27,358
Installment loans	4,392	4,361
Unrealized losses on investment in securities	7,859	29,372
Lease liabilities	85,422	77,367
Other	61,002	91,837

	264,847	332,274
Less: valuation allowance	(21,560)	(35,155)

	243,287	297,119
Liabilities:
Net investment in Leases	9,705	13,501
Investment in operating leases	111,102	121,337
Unrealized gains on investment in securities	2,502	2,505
Deferred insurance policy acquisition costs	69,249	73,077
Policy liabilities and policy account balances	62,274	74,939
Property under facility operations	10,183	21,931
Other intangible assets	112,234	108,257
Undistributed earnings	38,408	59,134
Prepaid benefit cost	12,187	14,483
Advances paid	11,742	8,647
Right-of-use assets	86,064	77,003
Other	19,973	22,081

	545,623	596,895

Net deferred tax liability	¥302,336	¥299,776

Net deferred tax assets and liabilities at March 31, 2021 and 2022 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2021	2022
Other assets	¥38,954	¥46,065
Income taxes: Deferred	341,290	345,841

Net deferred tax liability	¥302,336	¥299,776

The valuation allowance is primarily recognized for deferred tax assets of consolidated subsidiaries with operating loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in

F-10
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

which those temporary differences become deductible and operating loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning
strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2022. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥2,213 million in fiscal 2020, increases of ¥6,191 million in fiscal 2021, and increases of ¥13,595 million in fiscal 2022. The decrease in the total valuation allowance recognized in earnings due to the utilization of net operating loss carryforwards were ¥890 million in fiscal 2020, ¥553 million in fiscal 2021 and ¥1,742 million in fiscal 2022. The adjustments to the beginning-of-the-year
amount in the total valuation allowance resulting from changes in judgment about the realizability of deferred tax assets in future years were net decreases of ¥576 million in fiscal 2020 (increases of ¥942 million and decreases of ¥1,518 million on a gross basis), net decreases of ¥743 million in fiscal 2021 (increases of ¥1,032 million and decreases of ¥1,775 million on a gross basis), and net increases of ¥436 million in fiscal 2022 (increases of ¥1,947 million and decreases of ¥1,511 million on a gross basis), respectively.
The Company and certain subsidiaries have net operating loss carryforwards of ¥278,571 million at March 31, 2022, which expire as follows:

Years ending March 31,	Millions of yen
2023	¥8,346
2024	17,768
2025	20,038
2026	24,902
2027	12,168
Thereafter	145,823
Indefinite period	49,526

Total	¥278,571

The unrecognized tax benefits as of March 31, 2021 and 2022 were not material. The Company and its subsidiaries do not believe that it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2022.
The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2021 and 2022, and in the consolidated statements of income for the fiscal 2020, 2021 and 2022 were not material.
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination in Japan for the tax years prior to fiscal 2021, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2018, respectively.
Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2019. Subsidiaries in the Netherlands remain subject to a tax examination for the tax years after fiscal 2016.

F-10
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

18. Pension Plans
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
The funded status of the defined benefit pension plans, which consists of Japanese plans and overseas plans, as of March 31, 2021 and 2022 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2021	2022	2021	2022
Change in benefit obligation:
Benefit obligation at beginning of year	¥110,467	¥114,556	¥103,616	¥128,573
Service cost	5,831	6,058	3,288	3,947
Interest cost	698	791	1,711	1,329
Actuarial loss (income)	(1,550)	(3,977)	12,550	(18,503)
Plan participant’s contributions	0	0	0	295
Benefits paid	(4,379)	(4,776)	(2,013)	(1,552)
Business combinations	3,087	0	0	0
Plan amendments	402	(1,642)	121	254
Foreign currency exchange rate change	0	0	9,300	6,805

Benefit obligation at end of year	114,556	111,010	128,573	121,148

Change in plan assets:
Fair value of plan assets at beginning of year	122,780	134,392	96,994	119,858
Actual return on plan assets	11,301	2,819	13,913	(836)
Employer contribution	3,876	3,909	2,027	2,530
Plan participant’s contributions	0	0	0	295
Benefits paid	(3,565)	(3,803)	(1,835)	(1,439)
Foreign currency exchange rate change	0	0	8,759	6,843

Fair value of plan assets at end of year	134,392	137,317	119,858	127,251

The funded status of the plans	¥19,836	¥26,307	¥(8,715)	¥6,103

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in other assets	¥34,940	¥40,118	¥28	¥7,753
Accrued benefit liability included in other liabilities	(15,104)	(13,811)	(8,743)	(1,650)

Net amount recognized	¥19,836	¥26,307	¥(8,715)	¥6,103

F-10
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax,
at March 31, 2021 and 2022 consisted of:

	Millions of yen
	Japanese plans		Overseas plans
	2021	2022	2021	2022
Net prior service credit	¥(35)	¥266	¥1,277	¥746
Net actuarial loss	(17,119)	(12,912)	(15,344)	(1,432)
Net transition obligation	0	0	1	3

Total recognized in accumulated other comprehensive loss, pre-tax	¥(17,154)	¥(12,646)	¥(14,066)	¥(683)

The accumulated benefit obligations for all Japanese defined benefit pension plans were ¥102,148 million and ¥99,161 million, respectively, at March 31, 2021 and 2022. The accumulated benefit obligations for all overseas defined benefit pension plans were ¥121,459 million and ¥114,930 million, respectively, at March 31, 2021 and 2022.
The accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2021 and 2022 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2021	2022	2021	2022
Accumulated benefit obligations	¥14,396	¥13,386	¥115,518	¥7,407
Fair value of plan assets	0	0	113,748	5,842

The projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets at March 31, 2021 and 2022 are as follows:

Millions of yen
Japanese plans		Overseas plans
2021	2022	2021	2022

Projected benefit obligations	¥15,104	¥13,811	¥123,155	¥8,484
Fair value of plan assets	0	0	114,412	6,834

F-10
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Net pension cost of the plans for fiscal 2020, 2021 and 2022 consists of the following:

	Millions of yen
	2020	2021	2022
Japanese plans:
Service cost	¥5,879	¥5,831	¥6,058
Interest cost	585	698	791
Expected return on plan assets	(2,806)	(2,427)	(2,663)
Amortization of prior service credit	(820)	(178)	(66)
Amortization of net actuarial loss	1,156	1,320	412

Net periodic pension cost	¥3,994	¥5,244	¥4,532

Overseas plans:
Service cost	¥3,566	¥3,288	¥3,947
Interest cost	1,634	1,711	1,329
Expected return on plan assets	(4,262)	(3,618)	(4,192)
Amortization of prior service credit	(208)	(269)	(320)
Amortization of net actuarial loss	739	313	500
Amortization of transition obligation	1	1	1

Net periodic pension cost	¥1,470	¥1,426	¥1,265

Note:	Net periodic pension cost is charged in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2020, 2021 and 2022 are summarized as follows:

	Millions of yen
	2020	2021	2022
Japanese plans:
Current year actuarial gain (loss)	¥(1,629)	¥10,424	¥3,795
Amortization of net actuarial loss	1,156	1,320	412
Prior service credit due to amendments	0	(402)	367
Amortization of prior service credit	(820)	(178)	(66)

Total recognized in other comprehensive income (loss), pre-tax	¥(1,293)	¥11,164	¥4,508

Overseas plans:
Current year actuarial gain (loss)	¥1,117	¥(2,308)	¥13,672
Amortization of net actuarial loss	739	313	500
Prior service credit due to amendments	1,097	(10)	(255)
Amortization of prior service credit	(208)	(269)	(320)
Amortization of transition obligation	1	1	1
Foreign currency exchange rate change	524	(946)	(215)

Total recognized in other comprehensive income (loss), pre-tax	¥3,270	¥(3,219)	¥13,383

The Company and certain subsidiaries use March 31 as a measurement date for all of our material plans.

F-10
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Significant assumptions of Japanese pension plans and overseas pension plans used to determine these amounts are as follows:

Japanese plans	2020	2021	2022
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	0.6%	0.7%	0.6%
Rate of increase in compensation levels	4.0%	4.0%	4.0%
Interest crediting rate for cash balance plans	1.5%	1.5%	1.5%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	0.5%	0.6%	0.7%
Rate of increase in compensation levels	4.4%	4.0%	4.0%
Expected long-term rate of return on plan assets	2.2%	2.0%	2.0%
Interest crediting rate for cash balance plans	1.5%	1.5%	1.5%

Overseas plans	2020	2021	2022
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	1.7%	1.0%	1.7%
Rate of increase in compensation levels	2.2%	2.2%	2.2%
Interest crediting rate for cash balance plans	—	—	—
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	1.7%	1.7%	1.0%
Rate of increase in compensation levels	2.4%	2.2%	2.2%
Expected long-term rate of return on plan assets	3.7%	3.3%	3.5%
Interest crediting rate for cash balance plans	—	—	—
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
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The fair value of Japanese pension plan assets at March 31, 2021 and 2022, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurements.”

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
9

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

	Millions of yen
	March 31, 2022
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥16,002	¥0	¥0	¥0
Other than Japan
Pooled funds*2	21,366	0	0	0
Debt securities:
Japan
Pooled funds*3	27,845	0	0	0
Other than Japan
Pooled funds*4	38,070	0	0	0
Other assets:
Life insurance company general accounts*5	29,462	0	29,462	0
Others*6	4,572	0	4,572	0

	¥137,317	¥0	¥34,034	¥0

*1	These funds invest in listed shares including shares of ORIX Corporation in the amounts of ¥22 million at March 31, 2022.
*2	These funds invest in listed shares.
*3
These funds invest approximately 70% in Japanese government bonds,

and approximately
 30% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥37 million at March 31, 2022.

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
At March 31, 2022, our policy for the portfolio of plans consists of three major components: approximately 30% is invested in equity securities, approximately 50% is invested in debt securities and approximately 20% is invested in other assets, primarily consisting of investments in life insurance company general accounts.
Level 2 assets are comprised principally of investments in life insurance company general accounts. Investments in life insurance company general accounts are valued at conversion value. Pooled funds are valued at the net asset value per share at the measurement date and they have not been classified in the fair value hierarchy.

F-1
10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The fair value of overseas pension plan assets at March 31, 2021 and 2022, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurements.”

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
At March 31, 2021, our policy for the portfolio of plans consists of two major components: approximately 50% is invested in equity securities and approximately 50% is invested in debt securities.

F-1
11

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

	Millions of yen
	March 31, 2022
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares	¥59,932	¥59,932	¥0	¥0
Pooled funds*1	1,031	0	0	0
Debt securities:
Other than Japan
Government bonds	55,999	55,999	0	0
Municipal bonds	4,411	0	4,411	0
Other assets:
Life insurance company general accounts*2	351	0	351	0
Others*3	5,527	0	5,527	0

	¥127,251	¥115,931	¥10,289	¥0

*1	These funds invest in listed shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.
At March 31, 2022, our policy for the portfolio of plans consists of two major components: approximately 50%

is invested in equity securities and approximately 50% is invested in debt securities.
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
The Company and certain subsidiaries expect to contribute ¥3,897 million to its Japanese pension plans and ¥2,663 million to its overseas pension plans during the year ending March 31, 202
3
.

F-11
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

At March 31, 2022, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

	Millions of yen
Years ending March 31,	Japanese plans	Overseas plans
2023	¥5,468	¥1,989
2024	5,375	2,104
2025	5,853	2,051
2026	6,048	2,137
2027	5,738	2,268
2028-2032	30,942	13,326

Total	¥59,424	¥23,875

The cost recognized for Japanese defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2020, 2021 and 2022 were ¥1,779 million, ¥1,873 million and ¥1,997 million, respectively. The cost recognized for overseas defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2020, 2021 and 2022 were ¥2,320 million, ¥2,446 million and ¥2,892 million, respectively.
19. Redeemable Noncontrolling Interests
Changes in redeemable noncontrolling interests in fiscal 2020, 2021 and 2022 are as follows
:

	Millions of yen
	2020	2021	2022
Beginning Balance	¥9,780	¥10,331	¥0
Transaction with noncontrolling interests	653	(10,028)	0
Comprehensive income (loss)
Net Income (loss)	384	(23)	0
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(197)	(280)	0
Total other comprehensive income (loss)	(197)	(280)	0
Comprehensive income (loss)	187	(303)	0
Dividends	(289)	0	0

Ending Balance	¥10,331	¥0	¥0

20. Stock-Based Compensation
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
In fiscal 2022, the Company granted 444,374 points, and 190,966 points were settled for individuals who retired during fiscal 2022. Total points outstanding under the stock compensation program as of March 31, 2022 were 1,866,248 points. The points were adjusted for the
10-for-1
stock split implemented on April 1, 2013.
Dur
ing fiscal 2020, 2021 and 2022, the Company recognized stock-based compensation costs of its stock compensation program in the amount of ¥417 million, ¥885 million and ¥1,191 million, respectively.

F-11
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

21. Accumulated Other Comprehensive Income (Loss)
Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders in fiscal 2020, 2021 and 2022 are as follows:

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

F-11
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2021	¥(16,208)	¥558	¥(21,073)	¥(36,456)	¥(11,471)	¥(84,650)

Net unrealized gains (losses) on investment in securities, net of tax of ¥21,836 million	(52,477)					(52,477)
Reclassification adjustment included in net income, net of tax of ¥61 million	(4,207)					(4,207)
Debt valuation adjustments, net of tax of ¥121 million		(311)				(311)
Reclassification adjustment included in net income, net of tax of ¥10 million		(26)				(26)
Defined benefit pension plans, net of tax of ¥(4,738) million			12,626			12,626
Reclassification adjustment included in net income, net of tax of ¥(151) million			376			376
Foreign currency translation adjustments, net of tax of ¥17,642 million				105,079		105,079
Reclassification adjustment included in net income, net of tax of ¥(295) million				614		614
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(3,256) million					10,634	10,634
Reclassification adjustment included in net income, net of tax of ¥(1,478) million					4,436	4,436

Total other comprehensive income (loss)	(56,684)	(337)	13,002	105,693	15,070	76,744

Transaction with noncontrolling interests	0	0	0	(1,472)	(3)	(1,475)

Less: Other Comprehensive Income Attributable to the Noncontrolling Interests	0	0	1	5,851	808	6,660

Balance at March 31, 2022*	¥(72,892)	¥221	¥(8,072)	¥61,914	¥2,788	¥(16,041)

*	As of March 31, 2022, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

F-11
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Amounts reclassified to net income from accumulated other comprehensive income (loss) for fiscal 2020, 2021 and 2022 are as follows:

	March 31, 2020
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥2,366	Gains on investment securities and dividends
Sales of debt securities	6,710	Life insurance premiums and related investment income
Amortization of debt securities	(1,425)	Finance revenues
Amortization of debt securities	(894)	Life insurance premiums and related investment income
	6,757	Total before income tax
	(1,938)	Income tax (expense) or benefit

	¥4,819	Net of tax
Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥62	Life insurance costs
	62	Total before income tax
	(17)	Income tax (expense) or benefit
	¥45	Net of tax
Defined benefit pension plans
Amortization of prior service credit	¥1,028	See Note 18 “Pension Plans”
Amortization of net actuarial loss	(1,895)	See Note 18 “Pension Plans”
Amortization of transition obligation	(1)	See Note 18 “Pension Plans”
	(868)	Total before income tax
	225	Income tax (expense) or benefit

	¥(643)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(5,760)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Write-downs of securities
Sales or liquidation, other	(7,245)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Write-downs of securities

	(13,005)	Total before income tax
	4,064	Income tax (expense) or benefit

	¥(8,941)	Net of tax
Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(775)	Interest expense
Foreign exchange contracts	(338)	Interest expense/Other (income) and expense
Foreign currency swap agreements	3,936	Interest expense/Other (income) and expense

	2,823	Total before income tax
	(652)	Income tax (expense) or benefit

	¥2,171	Net of tax

F-11
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2021
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥2,473	Gains on investment securities and dividends
Sales of debt securities	5,433	Life insurance premiums and related investment income
Amortization of debt securities	(1,468)	Finance revenues
Amortization of debt securities	(1,340)	Life insurance premiums and related investment income
Others	(4,594)	Write-downs of securities

	504	Total before income tax
	(510)	Income tax (expense) or benefit

	¥(6)	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥101	Life insurance costs

	101	Total before income tax
	(28)	Income tax (expense) or benefit

	¥73	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥447	See Note 18 “Pension Plans”
Amortization of net actuarial loss	(1,633)	See Note 18 “Pension Plans”
Amortization of transition obligation	(1)	See Note 18 “Pension Plans”

	(1,187)	Total before income tax
	368	Income tax (expense) or benefit

	¥(819)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(2,057)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	(2,760)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(4,817)	Total before income tax
	751	Income tax (expense) or benefit

	¥(4,066)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(1,522)	Interest expense
Foreign exchange contracts	(242)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(5,938)	Interest expense/Other (income) and expense

	(7,702)	Total before income tax
	1,923	Income tax (expense) or benefit

	¥(5,779)	Net of tax

F-11
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2022
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥4,619	Gains on investment securities and dividends
Sales of debt securities	737	Life insurance premiums and related investment income
Amortization of debt securities	92	Finance revenues
Amortization of debt securities	(658)	Life insurance premiums and related investment income
Others	(522)	Write-downs of securities

	4,268	Total before income tax
	(61)	Income tax (expense) or benefit

	¥4,207	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥36	Life insurance costs

	36	Total before income tax
	(10)	Income tax (expense) or benefit

	¥26	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥386	See Note 18 “Pension Plans”
Amortization of net actuarial loss	(912)	See Note 18 “Pension Plans”
Amortization of transition obligation	(1)	See Note 18 “Pension Plans”

	(527)	Total before income tax
	151	Income tax (expense) or benefit

	¥(376)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(1,782)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	873	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(909)	Total before income tax
	295	Income tax (expense) or benefit

	¥(614)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(1,615)	Interest expense
Foreign exchange contracts	(710)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(3,589)	Interest expense/Other (income) and expense

	(5,914)	Total before income tax
	1,478	Income tax (expense) or benefit

	¥(4,436)	Net of tax

F-11
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Comprehensive income (loss) and its components attributable to ORIX Corporation and noncontrolling interests have been reported, net of tax, in the consolidated statements of changes in equity, and information about comprehensive income (loss) and its components attributable to redeemable noncontrolling interests is provided in Note 19 “Redeemable Noncontrolling Interests.” Total comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of comprehensive income.
22. ORIX Corporation Shareholders’ Equity
Changes in the number of shares issued in fiscal 2020, 2021 and 2022 are as follows:

	Number of shares
	2020	2021	2022
Beginning balance	1,324,629,128	1,324,629,128	1,285,724,480
Cancellation of treasury stock	0	(38,904,648)	(27,447,393)

Ending balance	1,324,629,128	1,285,724,480	1,258,277,087

The Japanese Companies Act (the “Act”) provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in
capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in
capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, if specified in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2022 that a total of ¥55,704 million dividends shall be distributed to the shareholders of record as of March 31, 2022. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution.
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
paid-in
capital.
The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated
financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥782,017 million as of March 31, 2022.
Retained earnings at March 31, 2022 include ¥104,868 million relating to equity in undistributed earnings of the companies accounted or by the equity method.
As of March 31, 2022, the restricted net assets of certain subsidiaries include regulatory capital requirements mainly for banking and life insurance operations of ¥12,976 million.

F-1
20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

23. Gains on Investment Securities and Dividends
Gains on investment securities and dividends in fiscal 2020, 2021 and 2022 consist of the following:

	Millions of yen
	2020	2021	2022
Net gains on investment securities	¥20,204	¥44,622	¥54,585
Dividends income	2,295	1,475	1,925

	¥22,499	¥46,097	¥56,510

*	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities.”
24. Life Insurance Operations
Life insurance premiums and related investment income in fiscal 2020, 2021 and 2022 consist of the following:

	Millions of yen
	2020	2021	2022
Life insurance premiums	¥360,583	¥403,799	¥431,289
Life insurance related investment income*	7,195	83,751	50,521

	¥367,778	¥487,550	¥481,810

*
Life insurance related investment income in fiscal 2020, 2021 and 2022 include net unrealized holding losses of ¥
13,122
 million and gains of ¥
61,351
 million and ¥
8,004
 million on equity securities held as of March 31, 2020, 2021 and 2022, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For fiscal 2020, 2021 and 2022, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	2020	2021	2022
Reinsurance benefits	¥3,268	¥2,333	¥2,744
Reinsurance premiums	(5,395)	(5,196)	(4,498)
The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for fiscal 2020, 2021 and 2022 amounted to ¥20,611 million, ¥21,928 million and ¥21,213 million, respectively.
Life insurance premiums and related investment income include net realized and unrealized gains or losses from investment assets under management on behalf of variable annuity and variable life policyholders, and net gains or losses from derivative contracts, which consist of gains or losses from futures and foreign exchange contracts, entered to economically hedge a portion of the minimum guarantee risk relating to variable annuity

F-1
21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

and variable life insurance contracts. In addition, the fair value option was elected for the entire variable annuity and variable life insurance contracts to offset earnings recognized for gains or losses from the investment assets managed on behalf of variable annuity and variable life policyholders, derivative contracts and the changes in the fair value of reinsurance contracts. Life insurance costs include the net amount of the changes in fair value of the variable annuity and variable life insurance contracts for which the fair value option was elected and insurance costs recognized for insurance and annuity payouts as a result of insured events. Certain subsidiaries have elected the fair value option for certain reinsurance contracts to partially offset the changes in fair value recognized in earnings of the policy liabilities and policy account balances attributable to the changes in the minimum guarantee risks of the variable annuity and variable life insurance contracts, and the changes in the fair value of the reinsurance contracts were recorded in life insurance costs.
The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for fiscal 2020, 2021 and 2022 are mainly as follows:

	Millions of yen
	2020	2021	2022
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥(10,798)	¥76,470	¥8,501
Net gains or losses from derivative contracts :	1,667	(10,271)	(1,520)
Futures	1,257	(9,412)	(1,075)
Foreign exchange contracts	8	(261)	(445)
Options held	402	(598)	0
Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(58,244)	¥(35,565)	¥(67,984)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	53,442	77,631	69,727
Changes in the fair value of the reinsurance contracts	(5,757)	11,909	1,083
25. Write-Downs of Long-Lived Assets
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

F-12
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

As of March 31, 2021 and 2022, the long-lived assets and liabilities associated with those assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	2021	2022
Investment in operating leases	¥8,055	¥35,061
Property under facility operations	0	8,376
Office facilities	0	1,375
Other assets	0	1,556
Other liabilities	0	1,761
The long-lived assets classified as held for sale as of March 31, 2021 are included in Real Estate segment and ORIX USA segment. The long-lived assets classified as held for sale as of March 31, 2022 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, PE Investment and Concession segment, Aircraft and Ships segment and ORIX USA segment.
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
During fiscal 2020, 2021 and 2022, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥3,043 million, ¥3,020 million and ¥35,666 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

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

F-12
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Fiscal Year ended March 31, 2022	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Commercial facilities other than office buildings	¥858	3	¥11	1
Condominiums	13	2	83	49
Others*	11,878	—	22,823	—

Tota l	¥12,749	—	¥22,917	—

*
For the “Others”, the numbers of properties are omitted. Write-downs of long-lived assets for fiscal 2020, 2021 include write-downs of ¥109 million and ¥1,099 million of hotels, respectively. Write-downs of long-lived assets for fiscal 2022 include write-downs of ¥31,205 million of property under facility operations and others held by subsidiaries
, of which ¥19,564 million related to write-downs of two coal-biomass co-fired power plants, and ¥2,331 million of two aircraft.

Breakdowns of these amounts by segment are provided in Note 32 “Segment Information.”
2
6
. Per Share Data
Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2020, 2021 and 2022 is as follows:
In fiscal 2020, 2021 and 2022, there was no stock compensation which was antidilutive.

	Millions of yen
	2020	2021	2022
Net Income attributable to ORIX Corporation shareholders	¥302,700	¥192,384	¥312,135

	Thousands of shares
	2020	2021	2022
Weighted-average shares	1,275,166	1,236,897	1,203,452
Effect of dilutive securities
Stock compensation	1,153	1,197	1,400

Weighted-average shares for diluted EPS computation	1,276,319	1,238,094	1,204,852

	Yen
	2020	2021	2022
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥237.38	¥155.54	¥259.37
Diluted	237.17	155.39	259.07

Note:	The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation (1,735,570 shares, 1,897,979 shares and 2,104,640 shares in fiscal 2020, 2021 and 2022).

F-12
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

2
7
. Derivative Financial Instruments and Hedging
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
The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk that are associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.
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
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2021 and 2022.
(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged item. The amounts of these net gains (losses) after deducting applicable taxes were net gains of ¥2,171 million, losses of ¥5,779 million and losses of ¥4,436 million during fiscal 2020, 2021 and 2022, respectively. The amount of net derivative losses, ¥137 million, included in other comprehensive income (loss), net of applicable income taxes at March 31, 2022 will be reclassified into earnings within fiscal 2023.
(b) Fair value hedges
The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. A certain subsidiary designates foreign exchange contracts to minimize foreign currency exposures on bonds in foreign currencies in the insurance business. The subsidiary also uses interest rate swap agreements to hedge interest rate exposure of the fair values of bonds in foreign currencies in the insurance business.

F-12
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(c) Hedges of net investment in foreign operations
The Company and its subsidiaries use foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries and affiliates.
(d) Derivatives not designated as hedging instruments
The Company and its subsidiaries entered into interest rate swap agreements, futures and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.
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
6

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

*
Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2020 (see Note 24 “Life Insurance Operations”).

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
7

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

*
Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2021 (see Note 24 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for fiscal 2022 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥16,507	¥1,615	¥0
Foreign exchange contracts	(542)	223	487
Foreign currency swap agreements	(2,075)	559	3,030
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥4,142	¥0	¥(4,068)	¥0
Foreign exchange contracts	(37,997)	5	37,659	89
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(28,498)	¥(104)	¥1,673	¥5
Borrowings and bonds in foreign currencies	(63,922)	0	0	0

F-12
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥6	¥(22)
Futures	(1,075)	0	186
Foreign exchange contracts	20,254	1,308	38,330
Credit derivatives held	0	0	(1)
Options held/written and other	0	0	(749)

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2022 (see Note 24 “Life Insurance Operations”).

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax, for fiscal 2020 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) andexpense
Foreign exchange contracts	¥(3,020)	¥3	¥0
Options held/written and other	0	0	29
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for fiscal 2022 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(1,233)	¥9	¥0
Options held/written and other	0	0	31
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount at March 31, 2022 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥422,938	¥1,147	—	¥0	¥0
Installment Loans	28,836	55	—	0	0
Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2021 and 2022 are as follows.
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

F-1
30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2022

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥511,224	¥9,570	Other Assets	¥8,170	Other Liabilities
Options held/written and other	847	11	Other Assets	0	—
Futures, foreign exchange contracts	944,282	445	Other Assets	51,953	Other Liabilities
Foreign currency swap agreements	78,445	126	Other Assets	4,518	Other Liabilities
Foreign currency long-term debt	690,381	0	—	0	—
Derivatives not designated as hedging instruments:
Interest rate swap agreements	¥432	¥0	—	¥12	Other Liabilities
Options held/written and other	794,774	25,653	Other Assets	21,562	Other Liabilities
Futures, foreign exchange contracts*	725,685	15,561	Other Assets	19,490	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥15,088 million and foreign exchange contracts of ¥7,415 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2022, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥79 million and ¥57 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥1,325 million and ¥378 million at March 31, 2022, respectively.

2
8
. Offsetting Assets and Liabilities
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2021 and 2022 are as follows.
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

F-1
31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2022

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/ pledged
Derivative assets	¥51,366	¥(20,333)	¥31,033	¥0	¥(1,060)	¥29,973

Total assets	¥51,366	¥(20,333)	¥31,033	¥0	¥(1,060)	¥29,973

Derivative liabilities	¥105,705	¥(20,333)	¥85,372	¥(15,409)	¥0	¥69,963

Total liabilities	¥105,705	¥(20,333)	¥85,372	¥(15,409)	¥0	¥69,963

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
29
. Significant Concentrations of Credit Risk
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
At March 31, 2021 and 2022, no concentration with a single obligor exceeded 1% of the Company’s consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥7,112 billion, or 73%, at March 31, 2021 and ¥7,138 billion, or 70%, at March 31, 2022 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risk outside of Japan is exposure attributable to obligors located in the Americas. The gross amount of such exposure is ¥1,180 billion and ¥1,355 billion as of March 31, 2021 and 2022, respectively.
The Company and its subsidiaries have transportation equipment such as automobile operations and aircraft. Transportation equipment is mainly recorded in investment in net investment in leases and operating leases. In connection with investment in net investment in leases and operating leases, the percentage of investment in transportation equipment to consolidated total assets is 9.7% and 9.3% as of March 31, 2021 and 2022, respectively.
The Company and its subsidiaries provide consumers with real estate loans. In connection with installment loans, the percentage of real estate loans for consumers to consolidated total assets is 15.3% and 14.8% as of March 31, 2021 and 2022, respectively.

F-13
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

3
0
. Estimated Fair Value of Financial Instruments
The following information is provided to help readers gain an understanding of the relationship between carrying amounts of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in leases, investment in affiliates, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.
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

F-13
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2022

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥954,827	¥954,827	¥954,827	¥0	¥0
Restricted cash	136,985	136,985	136,985	0	0
Installment loans (net of allowance for credit losses)	3,814,773	3,806,552	0	261,031	3,545,521
Equity securities*1	385,271	385,271	112,200	160,099	112,972
Trading debt securities	2,503	2,503	0	2,503	0
Available-for-sale debt securities	2,174,891	2,174,891	1,095	2,032,736	141,060
Held-to-maturity debt securities	114,312	135,441	0	112,678	22,763
Other Assets:
Time deposits	4,197	4,197	0	4,197	0
Derivative assets*2	31,033	31,033	0	0	0
Reinsurance recoverables (Investment contracts)	6,216	6,049	0	0	6,049
Liabilities:
Short-term debt	¥439,639	¥439,639	¥0	¥439,639	¥0
Deposits	2,106,900	2,108,169	0	2,108,169	0
Policy liabilities and Policy account balances (Investment contracts)	178,170	178,159	0	0	178,159
Long-term debt	4,427,046	4,426,629	0	1,456,822	2,969,807
Other Liabilities:
Derivative liabilities*2	85,372	85,372	0	0	0

*1	The amount of ¥25,999 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”
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
31. Commitments, Guarantees and Contingent Liabilities
Commitments
—As of March 31, 2022, the Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥3,475 million.
Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable
contracts with third-party service providers. For such services, the Company and certain

F-13
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

subsidiaries made payments totaling ¥7,139 million, ¥6,486 million and ¥8,036 million in fiscal 2020, 2021 and 2022, respectively. The longest contract of them will mature in fiscal 2028. As of March 31, 2022, the amounts due are as follows:

Years ending March 31,	Millions of yen
2023	¥5,205
2024	3,237
2025	2,112
2026	139
2027	70
Thereafter	11

Total	¥10,774

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥128,449 million as of March 31, 2022.
The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2022, the total unused credit and capital amount available is ¥436,784 million.
Guarantees
—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee that is within the scope of ASC 460 (“Guarantees”). Some of these guarantees, whose contractual obligations cannot be unconditionally cancelled, are in the scope of the Credit Loss Standard and are recognized as other liabilities in the consolidated balance sheets. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2021 and 2022:

	2021			2022
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥469,377	¥4,768	2028	¥436,414	¥4,895	2027
Transferred loans	365,546	5,827	2061	417,587	4,103	2062
Consumer loans	294,250	49,025	2032	284,891	47,461	2033
Real estate loans	17,621	4,119	2048	12,087	3,953	2048
Other	598	104	2035	2,294	46	2035

Total	¥1,147,392	¥63,843	—	¥1,153,273	¥60,458	—

Guarantee of corporate loans:
The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries

F-13
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2021 and 2022, total notional amount of the loans subject to such guarantees are ¥690,000 million and ¥563,000 million, respectively, and book value of guarantee liabilities are ¥1,998 million and ¥2,317 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2022.
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
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees in fiscal 2022.
As of March 31, 2021 and 2022, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥1,857,499 million and ¥2,121,074 million, respectively.
Guarantee of consumer loans:
A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally three months or more.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees in fiscal 2022.
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
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees in fiscal 2022.

F-13
6

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
Allowance for
off-balance
sheet credit exposures
—If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is recorded as other liabilities in the consolidated balance sheets and the allowance were
¥26,094 million and ¥22,120
million as of March 31, 2021 and 2022, respectively. Additionally, provision for credit losses in the consolidated statements of income in fiscal 2021 included reversals of ¥7,437 million, which was mainly caused by a decrease in outstanding financial guarantees of card loans and other credit facilities extended by Japanese financial institutions as a result of restrained customer demand for funds and an increase in repayments reflecting changes in consumer behavior due to COVID-19. Provision for credit losses in the consolidated statements of income in fiscal 2022 included reversals of ¥4,449 million, which was mainly caused by improved macroeconomic forecast in the Americas.
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
3
2
. Segment Information
Based on our business management organization which is classified by the nature of major products and services, customer base, regulations, and business areas, our business is organized into ten operating segments: Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, Banking and Credit, Aircraft and Ships, ORIX USA, ORIX Europe, and Asia and Australia.
Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the chief operating decision maker to make decision about resource allocations and assess performance.

F-13
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

An overview of operations for each of the ten segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment; Yayoi

Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management

PE Investment and Concession	:	Private equity investment and concession

Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management

Insurance	:	Life insurance

Banking and Credit	:	Banking and consumer finance

Aircraft and Ships	:	Aircraft leasing and management; ship-related finance and investment

ORIX USA	:	Finance, investment and asset management in the Americas

ORIX Europe	:	Asset management of global equity and fixed income

Asia and Australia	:	Finance and investment businesses in Asia and Australia
Since April 1, 2020, the operating segments regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance have been changed, resulting in a reorganization of our reportable segments. As a result of this change, segment data for fiscal 2020 has been retrospectively restated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Financial information of the segments for fiscal 2020, 2021 and 2022 is as follows:

	Millions of yen
	Fiscal Year ended March 31, 2020
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Revenues	¥428,961	¥468,086	¥296,365	¥147,498	¥371,387	¥84,355	¥64,650
Finance revenues	62,327	6,723	124	1,034	220	80,868	2,478
Interest expense	6,148	1,790	911	8,403	1	4,488	18,866
Depreciation and amortization	155,704	14,881	8,015	17,188	26,560	1,288	15,705
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	1,171	242	40	(2)	(0)	11,971	(0)
Write-downs of long-lived assets	11	303	23	2,083	0	0	0
Increase in policy liabilities and policy account balances	0	0	0	0	70,120	0	0
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	645	28,743	35,286	176	0	3	28,244
Bargain Purchase Gain	955	0	0	0	0	0	0
Segment profits	74,712	81,513	44,508	11,147	45,954	40,816	44,885
Segment assets	1,804,216	821,194	322,522	464,273	1,580,158	2,603,736	585,304
Long-lived assets	570,014	504,544	53,347	354,510	28,911	0	258,691
Expenditures for long-lived assets	192,614	71,034	1,793	29,036	0	0	166,510
Investment in affiliates	18,347	91,835	68,603	82,253	0	400	284,453

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2020
	ORIX USA	ORIX Europe	Asia and Australia	Total
Revenues	¥135,709	¥148,524	¥137,797	¥2,283,332
Finance revenues	79,973	559	43,694	278,000
Interest expense	30,878	(170)	26,316	97,631
Depreciation and amortization	2,518	4,721	48,463	295,043
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	7,508	(17)	3,512	24,425
Write-downs of long-lived assets	510	(0)	113	3,043
Increase in policy liabilities and policy account balances	0	0	0	70,120
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	28,380	13,157	7,246	141,880
Bargain Purchase Gain	0	0	0	955
Segment profits	50,955	45,084	11,787	451,361
Segment assets	1,374,027	317,847	1,010,268	10,883,545
Long-lived assets	17,859	0	192,910	1,980,786
Expenditures for long-lived assets	172	0	85,621	546,780
Investment in affiliates	52,361	1,495	221,853	821,600

F-1
40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2021
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Revenues	¥431,015	¥359,798	¥331,222	¥141,971	¥491,894	¥83,724	¥31,617
Finance revenues	58,996	6,206	152	1,315	242	78,071	1,172
Interest expense	5,613	2,282	1,455	11,469	6	4,931	12,760
Depreciation and amortization	162,620	15,249	9,406	20,221	28,366	1,279	13,566
Other significant non-cash items:
Provision for credit losses	1,074	818	3,621	469	7	508	(159)
Write-downs of long-lived assets	207	1,167	0	98	0	0	0
Increase in policy liabilities and policy account balances	0	0	0	0	230,947	0	0
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	1,485	6,132	(8,449)	12,423	0	3	8,718
Bargain Purchase Gain	0	0	601	4,365	0	0	0
Segment profits	70,727	25,886	3,842	27,543	56,152	49,913	5,357
Segment assets	1,676,063	872,095	378,698	489,174	1,959,521	2,690,627	601,762
Long-lived assets	542,284	544,232	74,130	285,155	28,538	0	262,019
Expenditures for long-lived assets	155,713	100,494	12,123	17,681	3	0	32,920
Investment in affiliates	18,049	99,105	55,421	180,492	0	200	293,469

F-1
4
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2021
	ORIX USA	ORIX Europe	Asia and Australia	Total
Revenues	¥138,017	¥160,798	¥128,309	¥2,298,365
Finance revenues	87,172	171	39,931	273,428
Interest expense	19,598	(435)	19,678	77,357
Depreciation and amortization	2,474	962	50,837	304,980
Other significant non-cash items:
Provision for credit losses	6,221	34	3,424	16,017
Write-downs of long-lived assets	1,458	0	90	3,020
Increase in policy liabilities and policy account balances	0	0	0	230,947
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	8,423	245	(5,200)	23,780
Bargain Purchase Gain	0	0	0	4,966
Segment profits	40,296	39,446	13,124	332,286
Segment assets	1,220,081	369,546	1,084,222	11,341,789
Long-lived assets	13,656	0	231,307	1,981,321
Expenditures for long-lived assets	592	0	87,327	406,853
Investment in affiliates	43,816	1,770	195,413	887,735

F-1
4
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2022
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Revenues	¥445,338	¥390,688	¥385,739	¥160,232	¥486,704	¥84,821	¥38,639
Finance revenues	57,580	5,602	237	1,001	265	76,190	2,580
Interest expense	5,109	2,584	2,268	6,651	9	4,946	11,003
Depreciation and amortization	156,116	16,164	22,325	18,140	27,884	1,335	15,669
Other significant non-cash items:
Provision for credit losses	1,296	173	924	0	(0)	2,395	(0)
Write-downs of long-lived assets	1,092	88	11,657	19,564	0	0	2,331
Increase in policy liabilities and policy account balances	0	0	0	0	141,201	0	0
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	164,020	1,575	(11,040)	7,295	0	1	(5,472)
Segment profits	251,384	33,558	(11,261)	2,948	54,560	43,779	(1,838)
Segment assets	1,516,795	910,101	353,581	703,608	2,072,145	2,687,156	684,098
Long-lived assets	508,035	574,661	85,698	388,399	27,962	0	271,592
Expenditures for long-lived assets	146,851	78,601	11,884	30,200	0	0	70,370
Investment in affiliates	16,929	113,178	43,498	204,260	0	67	320,058

F-14
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2022
	ORIX USA	ORIX Europe	Asia and Australia	Total
Revenues	¥161,344	¥221,112	¥148,055	¥2,522,672
Finance revenues	90,708	56	47,166	281,385
Interest expense	16,117	(840)	19,659	67,506
Depreciation and amortization	2,678	1,225	59,768	321,304
Other significant non-cash items:
Provision for credit losses	(1,726)	0	885	3,947
Write-downs of long-lived assets	928	0	6	35,666
Increase in policy liabilities and policy account balances	0	0	0	141,201
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	20,593	449	25,370	202,791
Segment profits	76,263	49,559	52,255	551,207
Segment assets	1,364,142	401,869	1,306,089	11,999,584
Long-lived assets	13,399	0	280,684	2,150,430
Expenditures for long-lived assets	717	0	113,594	452,217
Investment in affiliates	45,337	2,221	232,471	978,019

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

F-14
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each respective segment, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment data for fiscal 2020 and 2021 have been retrospectively restated.
The reconciliation of segment totals to consolidated financial statement amounts is as follows:
Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	2020	2021	2022
Segment revenues:
Total revenues for segments	¥2,283,332	¥2,298,365	¥2,522,672
Revenues related to corporate assets	16,273	12,010	16,696
Revenues from inter-segment transactions	(19,276)	(17,667)	(19,003)

Total consolidated revenues	¥2,280,329	¥2,292,708	¥2,520,365

Segment profits:
Total segment profits	¥451,361	¥332,286	¥551,207
Corporate losses	(43,842)	(49,334)	(52,329)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	5,042	4,609	5,998

Total consolidated income before income taxes	¥412,561	¥287,561	¥504,876

Segment assets:
Total segment assets	¥10,883,545	¥11,341,789	¥11,999,584
Cash and cash equivalents, restricted cash	1,135,284	1,079,575	1,091,812
Allowance for doubtful receivables on finance leases and probable loan losses	(56,836)	0	0
Allowance for credit losses	0	(78,945)	(69,459)
Trade notes, accounts and other receivable	312,744	354,334	359,949
Other corporate assets	792,791	866,329	888,786

Total consolidated assets	¥13,067,528	¥13,563,082	¥14,270,672

F-14
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Fiscal Year ended March 31, 2020
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥1,792,790	¥201,578	¥285,961	¥2,280,329
Income before Income Taxes	266,838	68,886	76,837	412,561

	Millions of yen
	Fiscal Year ended March 31, 2021
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥1,817,124	¥208,072	¥267,512	¥2,292,708
Income before Income Taxes	176,256	57,709	53,596	287,561

	Millions of yen
	Fiscal Year ended March 31, 2022
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥1,946,153	¥240,234	¥333,978	¥2,520,365
Income before Income Taxes	322,805	95,284	86,787	504,876

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East
No single customer accounted for 10% or more of the Company’s total revenues for fiscal 2020, 2021 and 2022.

F-14
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following information represents disaggregation of revenues for revenues from contracts with customers, by goods or services category and geographical location.

	Millions of yen
	Fiscal Year ended March 31, 2020
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥11,536	¥4,261	¥261,475	¥4,796	¥0	¥0	¥2,680
Real estate sales	0	117,969	0	0	0	0	0
Asset management and servicing	347	7,453	36	0	0	167	21
Automobile related services	60,782	0	0	232	0	0	0
Facilities operation	0	67,396	0	0	0	0	0
Environment and energy services	2,911	0	0	138,380	0	0	0
Real estate management and brokerage	0	106,375	0	0	0	0	0
Real estate contract work	0	89,522	0	0	0	0	0
Other	46,970	3,940	32,429	2,489	1,023	3,124	10,195

Total revenues from contracts with customers	122,546	396,916	293,940	145,897	1,023	3,291	12,896

Geographical location
Japan	121,845	396,916	293,940	143,623	1,023	3,291	5,678
The Americas	0	0	0	0	0	0	0
Other	701	0	0	2,274	0	0	7,218

Total revenues from contracts with customers	122,546	396,916	293,940	145,897	1,023	3,291	12,896

Other revenues *	306,415	71,170	2,425	1,601	370,364	81,064	51,754

Segment revenues/Total revenues	¥428,961	¥468,086	¥296,365	¥147,498	¥371,387	¥84,355	¥64,650

F-14
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2020
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥965	¥0	¥487	¥286,200	¥1,358	¥287,558
Real estate sales	984	0	0	118,953	0	118,953
Asset management and servicing	24,248	149,675	4	181,951	(100)	181,851
Automobile related services	0	0	16,950	77,964	23	77,987
Facilities operation	0	0	363	67,759	1,538	69,297
Environment and energy services	963	0	0	142,254	(722)	141,532
Real estate management and brokerage	0	0	0	106,375	(2,265)	104,110
Real estate contract work	0	0	0	89,522	(556)	88,966
Other	5,769	369	981	107,289	(3,230)	104,059

Total revenues from contracts with customers	32,929	150,044	18,785	1,178,267	(3,954)	1,174,313

Geographical location
Japan	0	0	28	966,344	(1,703)	964,641
The Americas	32,929	67,050	0	99,979	0	99,979
Other	0	82,994	18,757	111,944	(2,251)	109,693

Total revenues from contracts with customers	32,929	150,044	18,785	1,178,267	(3,954)	1,174,313

Other revenues *	102,780	(1,520)	119,012	1,105,065	951	1,106,016

Segment revenues/Total revenues	¥135,709	¥148,524	¥137,797	¥2,283,332	¥(3,003)	¥2,280,329

F-14
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2021
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥10,348	¥2,836	¥301,732	¥3,816	¥0	¥0	¥0
Real estate sales	0	88,512	0	0	0	0	0
Asset management and servicing	354	6,216	33	45	0	207	23
Automobile related services	59,903	0	0	225	0	0	0
Facilities operation	0	23,301	0	0	0	0	0
Environment and energy services	3,060	0	0	134,424	0	0	0
Real estate management and brokerage	0	103,457	0	0	0	0	0
Real estate contract work	0	80,455	0	0	0	0	0
Other	49,548	1,505	21,997	1,667	1,667	4,771	3,317

Total revenues from contracts with customers	123,213	306,282	323,762	140,177	1,667	4,978	3,340

Geographical location
Japan	122,232	306,282	323,762	130,077	1,667	4,978	1,194
The Americas	0	0	0	0	0	0	0
Other	981	0	0	10,100	0	0	2,146

Total revenues from contracts with customers	123,213	306,282	323,762	140,177	1,667	4,978	3,340

Other revenues *	307,802	53,516	7,460	1,794	490,227	78,746	28,277

Segment revenues/Total revenues	¥431,015	¥359,798	¥331,222	¥141,971	¥491,894	¥83,724	¥31,617

F-14
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2021
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥2,407	¥0	¥65	¥321,204	¥679	¥321,883
Real estate sales	558	0	0	89,070	0	89,070
Asset management and servicing	16,099	150,302	0	173,279	(88)	173,191
Automobile related services	0	0	11,874	72,002	(2)	72,000
Facilities operation	0	0	0	23,301	510	23,811
Environment and energy services	960	0	0	138,444	(1,433)	137,011
Real estate management and brokerage	0	0	0	103,457	(1,515)	101,942
Real estate contract work	0	0	0	80,455	(276)	80,179
Other	3,254	86	613	88,425	43	88,468

Total revenues from contracts with customers	23,278	150,388	12,552	1,089,637	(2,082)	1,087,555

Geographical location
Japan	0	0	1	890,193	(1,956)	888,237
The Americas	23,278	62,249	0	85,527	0	85,527
Other	0	88,139	12,551	113,917	(126)	113,791

Total revenues from contracts with customers	23,278	150,388	12,552	1,089,637	(2,082)	1,087,555

Other revenues *	114,739	10,410	115,757	1,208,728	(3,575)	1,205,153

Segment revenues/Total revenues	¥138,017	¥160,798	¥128,309	¥2,298,365	¥(5,657)	¥2,292,708

F-1
50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2022
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥9,741	¥2,521	¥320,104	¥3,861	¥0	¥0	¥0
Real estate sales	0	94,617	0	0	0	0	0
Asset management and servicing	347	6,107	20	93	0	326	38
Automobile related services	62,897	0	0	228	0	0	0
Facilities operation	0	31,421	0	0	0	0	0
Environment and energy services	2,911	0	76	154,081	0	0	0
Real estate management and brokerage	0	102,689	0	0	0	0	0
Real estate contract work	0	93,265	0	0	0	0	0
Other	52,489	1,393	28,877	903	2,062	6,101	7,401

Total revenues from contracts with customers	128,385	332,013	349,077	159,166	2,062	6,427	7,439

Geographical location
Japan	127,918	332,013	349,077	154,311	2,062	6,427	3,642
The Americas	0	0	0	0	0	0	0
Other	467	0	0	4,855	0	0	3,797

Total revenues from contracts with customers	128,385	332,013	349,077	159,166	2,062	6,427	7,439

Other revenues *	316,953	58,675	36,662	1,066	484,642	78,394	31,200

Segment revenues/Total revenues	¥445,338	¥390,688	¥385,739	¥160,232	¥486,704	¥84,821	¥38,639

F-1
5
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2022
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥2,251	¥0	¥577	¥339,055	¥1,642	¥340,697
Real estate sales	84	0	0	94,701	(1)	94,700
Asset management and servicing	18,880	219,132	0	244,943	(56)	244,887
Automobile related services	0	0	13,630	76,755	17	76,772
Facilities operation	0	0	0	31,421	742	32,163
Environment and energy services	1,187	0	0	158,255	(1,928)	156,327
Real estate management and brokerage	0	0	0	102,689	(2,385)	100,304
Real estate contract work	0	0	0	93,265	(266)	92,999
Other	4,698	75	905	104,904	2,345	107,249

Total revenues from contracts with customers	27,100	219,207	15,112	1,245,988	110	1,246,098

Geographical location
Japan	0	0	0	975,450	219	975,669
The Americas	27,100	77,647	0	104,747	0	104,747
Other	0	141,560	15,112	165,791	(109)	165,682

Total revenues from contracts with customers	27,100	219,207	15,112	1,245,988	110	1,246,098

Other revenues *	134,244	1,905	132,943	1,276,684	(2,417)	1,274,267

Segment revenues/Total revenues	¥161,344	¥221,112	¥148,055	¥2,522,672	¥(2,307)	¥2,520,365

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

33. Subsequent Events
On May 11, 2022, the Company’s Board of Directors has passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares for capital efficiency and shareholder returns, pursuant to Articles 34 of the Articles of Incorporation, which is in accordance with Article 459, Paragraph 1 Companies Act.
Details of Share Repurchase

•	Class of shares to be repurchased: Common shares

•	Total number of shares: Up to 40,000,000 shares
(approximately 3.3% of the total outstanding shares (excluding treasury shares))

•	Total purchase price of shares to be repurchased: Up to 50 billion yen

•	Repurchase period: From May 18, 2022 to March 31, 2023

•	Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

F-1
5
2

Schedule II.—Valuation and Qualifying Accounts and Reserves
ORIX Corporation and Subsidiaries

	Millions of yen
	Year Ended March 31, 2020
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥2,049	¥0	¥73	¥(1,365)	¥(67)	¥690

Total	¥2,049	¥0	¥73	¥(1,365)	¥(67)	¥690

	Millions of yen
	Year Ended March 31, 2021
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥690	¥0	¥0	¥(474)	¥36	¥252

Total	¥690	¥0	¥0	¥(474)	¥36	¥252

	Millions of yen
	Year Ended March 31, 2022
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥252	¥0	¥2,781	¥(187)	¥4	¥2,850

Total	¥252	¥0	¥2,781	¥(187)	¥4	¥2,850

	Millions of yen

Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets:
Valuation allowance
Year ended March 31, 2020	¥13,156	¥522	¥3,401	¥(1,677)	¥(33)	¥15,369
Year ended March 31, 2021	¥15,369	¥805	¥7,458	¥(2,487)	¥415	¥21,560
Year ended March 31, 2022	¥21,560	¥1,403	¥13,414	¥(2,445)	¥1,223	¥35,155

*1
The amount of deduction includes benefits recognized in earnings, expiration of loss carryforwards and sales of subsidiaries. The amounts of benefits recognized in earnings were ¥890 million in fiscal 2020, ¥553 million in fiscal 2021 and ¥1,742 million in fiscal 2022.

*2	The amount of other includes translation adjustment and the effect of changes in statutory tax rate.

F-15
3