Form 20-F
period 2023-03-31
ORIX CORP
filed 2023-06-26
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F
ORM
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
+81-3-6777-3380
Facsimile:
+81-3-6777-4104
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
As of March 31, 2023, 1,234,849,342 Shares were outstanding, including Shares that were represented by 4,396,107 ADSs.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements
.   ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b)
.  ☐
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
The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2023 is referred to throughout this annual report as “fiscal 2023,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.
FORWARD-LOOKING STATEMENTS
This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). When included in this annual report, the words “will,” “should,” “expects,” “intends,” “anticipates,” “estimates” and similar expressions, among others, identify forward looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. These forward-looking statements are made only as of the filing date of this annual report. The Company expressly disclaims any obligation or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

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

	Year ended March 31,
	2019	2020	2021	2022	2023

	(Millions of yen)
Income statement data* 1 :
Total revenues* 2	¥2,434,864	¥2,280,329	¥2,292,708	¥2,520,365	¥2,666,373
Total expenses	2,105,426	2,010,648	2,033,894	2,218,282	2,352,385
Operating income	329,438	269,681	258,814	302,083	313,988
Equity in Net Income (Loss) of Affiliates	32,978	67,924	481	15,006	25,091
Gains on sales of subsidiaries and affiliates and liquidation losses, net	33,314	74,001	23,300	187,787	26,915
Bargain purchase gain	0	955	4,966	0	1,174
Income before income taxes	395,730	412,561	287,561	504,876	367,168
Net Income	327,039	306,724	196,814	317,612	279,668
Net income attributable to the noncontrolling interests	2,890	3,640	4,453	5,477	6,561
Net income (loss) attributable to the redeemable noncontrolling interests	404	384	(23)	0	32
Net income attributable to ORIX Corporation shareholders	323,745	302,700	192,384	312,135	273,075

	As of March 31,
	2019	2020	2021	2022	2023

	(Millions of yen, except number of shares)
Balance sheet data* 1 :
Investment in Direct Financing Leases* 3	¥1,155,632	¥0	¥0	¥0	¥0
Net Investment in Leases* 3	0	1,080,964	1,029,518	1,057,973	1,087,563
Installment Loans* 3	3,277,670	3,740,486	3,670,784	3,862,604	3,877,602
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses* 4	(58,011)	(56,836)	0	0	0
Allowance for Credit Losses* 4	0	0	(78,945)	(69,459)	(64,723)
Investment in Operating Leases	1,335,959	1,400,001	1,408,189	1,463,202	1,537,178
Investment in Securities	1,928,916	2,245,323	2,660,443	2,852,349	2,940,858
Property under Facility Operations	441,632	562,485	491,855	561,846	620,994
Others	4,093,119	4,095,105	4,381,238	4,542,157	5,266,719

Total Assets	¥12,174,917	¥13,067,528	¥13,563,082	¥14,270,672	¥15,266,191

Short-term Debt, Long-term Debt and Deposits	¥6,423,512	¥6,847,889	¥7,041,887	¥7,142,843	¥7,964,864
Policy Liabilities and Policy Account Balances	1,521,355	1,591,475	1,822,422	1,963,623	2,065,366
Common Stock	221,111	221,111	221,111	221,111	221,111
Additional Paid-in Capital	257,625	257,638	259,361	260,479	233,169
ORIX Corporation Shareholders’ Equity	2,897,074	2,993,608	3,028,456	3,261,419	3,356,585
Number of Issued Shares	1,324,629,128	1,324,629,128	1,285,724,480	1,258,277,087	1,234,849,342
Number of Outstanding Shares* 5	1,279,961,352	1,254,471,656	1,217,338,316	1,193,399,778	1,170,305,869

	As of and for the Year Ended March 31,
	2019	2020	2021	2022	2023

	(Yen and dollars, except ratios and number of employees)
Key ratios (%)* 6 :
Return on ORIX Corporation shareholders’ equity (“ROE”)	11.6	10.3	6.4	9.9	8.3
Return on assets (“ROA”)	2.74	2.40	1.44	2.24	1.85
ORIX Corporation shareholders’ equity ratio	23.8	22.9	22.3	22.9	22.0
Allowance/investment in direct financing leases and installment loans	1.3	0	0	0	0
Allowance/net investment in leases and installment loans	0	1.2	0	0	0
Allowance for credit losses/net investment in leases and installment loans	0	0	1.7	1.4	1.3

Per share data and employees:
ORIX Corporation shareholders’ equity per share* 7	¥2,263.41	¥2,386.35	¥2,487.77	¥2,732.88	¥2,868.13
Basic earnings per share for net income attributable to ORIX Corporation shareholders	252.92	237.38	155.54	259.37	231.35
Diluted earnings per share for net income attributable to ORIX Corporation shareholders	252.70	237.17	155.39	259.07	231.04
Dividends applicable to fiscal year per share	76.00	76.00	78.00	85.60	85.60
Dividends applicable to fiscal year per share* 8	$0.69	$0.71	$0.73	$0.70	$0.62
Number of employees	32,411	31,233	33,153	32,235	34,737

* 1	Accounting Standards Update 2016-02 (ASC 842 (“Leases”)) was adopted on April 1, 2019.
* 2	Consumption tax is excluded from the stated amount of total revenues.
* 3
The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥86,046 million and ¥111,430 million as of March 31, 2019 and 2020, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥14,807 million as of March 31, 2019, respectively, and net investment in leases considered 90 days or more past due of ¥15,346 million as of March 31, 2020, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥12,412 million and ¥10,264 million as of March 31, 2019 and 2020, respectively, and (iii) installment loans individually evaluated for impairment of ¥58,827 million and ¥85,820 million as of March 31, 2019 and 2020, respectively. The sum of net investment in leases and installment loans considered non-performing
amounted to ¥106,863 million, ¥104,539 million and ¥98,185 million as of March 31, 2021, 2022 and 2023, respectively. These sums included: (i) net investment in leases considered non-performing
of ¥18,925 million, ¥19,224 million and ¥16,841 million as of March 31, 2021, 2022 and 2023, respectively,
(ii) non-performing
installment loans not individually assessed for credit losses of ¥28,181 million, ¥34,479 million and ¥33,706 million as of March 31, 2021, 2022 and 2023, respectively, and
(iii) non-performing
installment loans individually assessed for credit losses of ¥59,757 million, ¥50,836 million and ¥47,638 million as of March 31, 2021, 2022 and 2023, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2023 Compared to Year Ended March 31, 2022—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

* 4
Accounting Standards Update
2016-13
(“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) has been adopted since April 1, 2020, and the amounts of allowance for doubtful receivables on finance leases and probable loan losses have been reclassified to allowance for credit losses. For further information, see Note 1 of “Item 18. Financial Statements.”

* 5
The Company’s shares held through the Board Incentive Plan Trust, which was established in July 2014 to provide shares at the time of retirement as compensation, are included in the number of treasury stock and excluded from the number of outstanding shares. The Board Incentive Plan Trust held 1,823,993 shares, 1,476,828 shares, 2,154,248 shares, 1,963,282 shares and 2,800,866 shares as of March 31, 2019, 2020, 2021, 2022 and 2023, respectively.

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
For information about our management of the principal risks we face, see “Item 5. Operating and Financial Review and Prospects—Risk Management—Management of Principal Risks.”
1. Risks Related to our External Environment
(1) Global economic weakness and instability or political turmoil could adversely affect our business activities, financial condition and results of operations.
We conduct business operations in Japan and other areas of Asia, as well as in the Americas, Europe, Oceania and the Middle East. Our business is affected by general geopolitical, economic and financial conditions in these countries and regions. These conditions are affected by changes in various factors including, for example, wars and riots, changes in fiscal and monetary policies and trade and technology frictions among major trading partners, including the United States and China. Fluctuations or shifts in commodity market prices and consumer demand, trade disputes, political, social or economic instability in these countries and regions could also adversely affect our business activities, financial condition and results of operations. As for the Russia-Ukraine crisis, our direct exposure to Russia and Ukraine is limited and we do not expect a significant impact on our financial performance at this stage; though its resolution is uncertain and its long-term and indirect impact is difficult to predict.
Despite our attempts to minimize the adverse effects of such factors through, for example, improving our risk management procedures, global economic weakness and instability, or political turmoil could adversely affect our business activities, financial condition and results of operations.
(2) Competition could affect our business
We compete on the basis of pricing, transaction structure, service quality and other terms. It is possible that our competitors may seek to compete aggressively on the basis of pricing and other terms through their low funding costs or without regard to their profitability. In addition, technological advances and innovation may result in the emergence of new competitors and as a result, we may be forced to adapt our business to compete more effectively. As a result of such aggressive competition by our competitors, our market share or our profitability may decline.
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

(4) Climate change could impact our business
The physical risks and transition risks associated with climate change are subject to increasing political, societal and regulatory focus in Japan and globally, and could have a negative impact on the earnings, business activities, financial condition and results of operation of ORIX Group.
Major physical risks of climate change may arise from a number of factors and relate to specific weather events or the gradual deterioration of environmental conditions. Consequences may include the possibility of a halt to, or reduction in, business operations owing to damage at our facilities and offices, an increase in operating or construction costs caused by rising temperatures. In addition, climate change could impact the value of our assets pledged as collateral, resulting in an increase in our credit costs.
Major transition risks may arise due to changes in climate change policies, tightening of environmental regulations or technological innovation, and, as a result, the financial condition and results of operation of our businesses and partners in sectors that are deemed to contribute to climate change may be adversely affected. For example, strengthened decarbonization policies may impact our coal-biomass co-fired
power plants, or increase costs in certain businesses owing to carbon taxes.
ORIX announced its support for the Task Force on Climate-related Financial Disclosures (“TCFD”) in October 2020, with the aim of enhancing corporate value through the assessment and disclosure of the risks and opportunities posed by climate change. ORIX is working to expand its information disclosure in line with the TCFD framework’s four themes involving governance, strategy, risk management, and metrics and goals. With regards to its
ESG-related
material issues and focus areas and key goals, ORIX has announced that it will actively promote its renewable energy business, reduce GHG (CO2) emissions, and reduce our investment and credit balance in GHG (CO2) emitting industries. While ORIX Group intends to maintain its commitment to
ESG-related
material issues and focus areas, developments in political, economic, technological, social and market environments or other factors, much of which are outside of its control and subject to significant uncertainties, may affect its strategies or capability to achieve its
ESG-related
goals as planned, and there is no assurance that ORIX will achieve its key goals in the specified time frames or otherwise. Moreover, these risks or a failure to achieve these goals, could adversely affect ORIX’s business and operating results and significantly impact ORIX’s mid-
and long-term initiatives.
For further information, see “Item 4. Information on the Company—Sustainability at ORIX and Our Initiatives.”
(5) Risk related to natural disasters and other calamities could impact our business
Unpredictable events such as earthquakes, storms, floods, tsunamis and other natural phenomena, extreme weather conditions, fires, pandemics, etc. may, among other things, cause unexpectedly large market changes or unanticipated deterioration of economic conditions in a country or a region, or cause major injuries to our personnel or damages to our facilities, equipment and other property. As a result of such events, our business activities, financial condition and results of operations could be adversely affected.
In addition, the global
COVID-19
pandemic has had a serious impact on domestic and international economies since the beginning of 2020. In the event the pandemic reoccurs in the future or the world experiences another pandemic similar to or worse than the
COVID-19
pandemic, our business activities, financial condition and results of operations could be adversely affected in a manner that we cannot currently anticipate.
2. Credit Risk
We maintain an allowance mainly for credit losses on finance leases and probable loan losses. However, we cannot be sure that the allowance will be adequate to cover future credit losses. This allowance may be inadequate due to unexpected adverse changes in the Japanese and overseas economies in which we operate, or deterioration of specific industries, markets or customers’ business performance. While we constantly strive to diversify risk through portfolio management, we may be required to make additional provisions in the future depending on economic trends and other factors.
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
three-,
six-
and twelve-month U.S. dollar LIBOR after June 30, 2023. We are in the process of transitioning certain assets and liabilities linked to U.S. dollar LIBOR with an extended cessation period for publication and other interest rate benchmarks across our businesses that require such transition; however, during the process of the transition away from and discontinuation of U.S. dollar LIBOR and other interest rate benchmarks, uncertainty as to the availability and/or suitability of alternative reference rates, and differences between U.S. dollar LIBOR and other interest rate benchmarks and alternative reference rates may affect financial markets and market participants, including us. In addition, we remain subject to the risks that our actions to address the transition may be delayed or may not be successful, which could adversely affect our financial condition and results of our operations.
5. Liquidity Risk
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
6. Compliance Risk
Our efforts to implement and maintain thorough internal controls for appropriate compliance and legal risk management, as well as compliance education programs for our directors, officers and other employees across the ORIX Group, in order to prevent violations of applicable laws, regulations and internal rules may not be fully effective in preventing all violations. In addition, we engage in a wide range of businesses, and our expansion into new businesses through acquisitions may cause our current internal controls to not be fully effective. If we are unable to implement and maintain robust internal controls to prevent any such violations and adjust such controls in response to expansion of our business, we may be subject to sanctions, which could also apply to our officers or employees. Such events could adversely affect our business activities, financial condition, results of operations and reputation.
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
8. Information Systems / Cybersecurity Risk
(1) Risks relating to loss, theft, damage or leakage of information
We maintain various information such as customer information including information on individuals, accounting information and personnel information. We have implemented internal rules and training programs to properly manage such information. We also provide technical support to prevent vulnerabilities in our information systems that store this information and control access to these information systems. However, in spite of such efforts, our measures may not always be effective and it is possible that such information may be lost, stolen, damaged or leaked.
In such event, we could be subject to governmental investigation, litigation or other proceedings in connection with potential violations of applicable data protection laws and regulations, such as the Act on the Protection of Personal Information of Japan and the General Data Protection Regulation adopted in the EU, and may be sued for damages.
(2) The impact of cybersecurity attacks or breaches on our information systems and our business generally
We utilize information systems for managing customer information and financial transactions and for business operations, and in using these diverse information systems, the Company is connected via external networks to organizations within the Group, as well as employees working remotely from home and subcontractors. Cyber or ransom attacks by computer viruses, unauthorized access, hacking or other cyber-terrorism against these information systems and information networks could have adverse effects on our operations, by causing, for example, the suspension of certain products or services we provide to our customers or other interruptions of our business activities. In addition to direct impacts of an attack on a given information system, an attack may also result in widespread impacts throughout the network, which could have a negative impact on the ORIX Group’s business activities and reputation.
Cybersecurity risks and the frequency and sophistication of cyberattacks have significantly increased in recent years. In particular, geopolitical tensions, including those resulting from the Russia-Ukraine crisis, may also increase the risk of cyberattacks, including cyberattacks by state actors or others in retaliation against the sanctions imposed by the international community, as well as cyberattacks by other actors seeking to take advantage of the ongoing crisis. In addition, we also face indirect cybersecurity risks relating to our customers and other third parties, including counterparties in the financial services industry. For example, vulnerabilities in third-party technology systems may increase the risk that our information systems are exposed to cyberattacks. This may result in significant costs to restore business operations, or regulatory sanctions for violations of relevant laws and regulations, or the potential for damages judgments, which may have a negative impact on our reputation.
As a result of the above, our business activities and reputation may be adversely affected.
(3) Impact of system failures
System shutdowns, malfunctions or failures, the mishandling of data or fraudulent acts by employees, vendors or other third parties, could have adverse effects on our operations, by causing, for example, delays in the receipt and payment of funds, disruptions to our financial transactions, the generation of errors in information used by our management for business decision-making and risk management evaluation and planning, the suspension of certain products or services we provide to our customers or other interruptions of our business activities. In such event, our liquidity could be adversely affected.

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

In 1991, ORIX established ORIX Aviation Systems Limited in Ireland. In the same year, ORIX established ORIX Omaha Life Insurance Corporation (presently ORIX Life Insurance Corporation (“ORIX Life Insurance”)) and entered the life insurance business. In 1998, ORIX purchased Yamaichi Trust & Bank, Ltd. (presently ORIX Bank Corporation (“ORIX Bank”)). In 1998, ORIX listed on the New York Stock Exchange (Ticker Symbol: IX) and, through registration with the U.S. Securities and Exchange Commission (“SEC”), has worked to further strengthen its corporate governance regulations. ORIX Real Estate Corporation was established in 1999 to concentrate on condominium development that was first begun in 1993 as well as develop office buildings in pursuit of improved real estate expertise. In 1999, we established ORIX Asset Management and Loan Services Corporation.
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
In July 2013, ORIX acquired Robeco Groep N.V. (presently ORIX Corporation Europe N.V. (“OCE”)), a holding company of global asset management companies based in the Netherlands, to pursue a new business model by combining finance with related services. In October 2016, ORIX purchased the remaining shares of Robeco, making Robeco a wholly-owned subsidiary of ORIX.
In July 2014, we acquired Hartford Life Insurance K.K. (presently ORIX Life Insurance). In December 2014, we acquired Yayoi Co., Ltd. (“Yayoi”), a software service provider targeting small businesses, which we sold in March 2022.
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
In July 2021, ORIX acquired 80% of the shares of Elawan Energy S.L.(“Elawan”), a renewable energy company located in Spain. In February 2023, ORIX purchased the remaining shares of Elawan, making Elawan a wholly-owned subsidiary of ORIX.

STRATEGY
Operating Environment
During fiscal 2023, the world experienced economic recovery from the
COVID-19
pandemic. However, due to the increase of geopolitical risk stemming from the Russia-Ukraine crisis and uncertainty in the operating environment stemming from a shortage of semiconductors, volatility in crude oil prices, interest rates and inflation, ORIX Group exercised extreme caution in managing its various business segments. In fiscal 2023, although the business environment recovered compared to the previous fiscal year in the Real Estate segment and the Aircraft and Ships segment, ORIX Group profits declined due primarily to the expanding impact of the
COVID-19
pandemic on the Insurance segment and due to the deterioration of the economic environment in the ORIX USA segment and the ORIX Europe segment.
In the future, we expect recovery in demand as the global economy resumes growing, but there are increasing concerns about a recession due to the protracted Russia-Ukraine crisis, worsening geopolitical risks between the United States and China, and prolonged interest rate hikes. In particular, the recent collapse of some U.S. banks has resulted in increased uncertainty about the U.S.
mid-cap
banking sector and financial markets, including commercial real estate. In light of these circumstances, ORIX Group is mindful of credit and risk management across our segments, and in particular the ORIX USA segment, which consists of corporate finance, real estate finance, and other businesses.
Target Performance Indicators
In its pursuit of sustainable growth, ORIX Group uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability and ROE to indicate capital efficiency. As medium-term targets, ORIX Group aims to accomplish net income attributable to ORIX Corporation shareholders of ¥400 billion and ROE of 11%. We believe that it is important to achieve this medium-term ROE target in order to improve ORIX’s price book-value ratio. ORIX Group also strives to maintain financial soundness with an awareness of its credit rating.
Three- year trends in performance indicators are as follows.

			As of March 31,
			2021	2022	2023
Net income attributable to ORIX Corporation shareholders	(Millions of yen	)	192,384	312,135	273,075
ROE (1)	(%)		6.4	9.9	8.3

(1)	ROE is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances.
Major Corporate Agenda
ORIX Group believes that providing new value to society and being a company that is needed by society is what enables a company to achieve sustainable growth. To this end, ORIX Group believes that it must strengthen its management base through the following initiatives.
Promote Sustainability: In November 2021, ORIX’s Board of Directors set out
ESG-related
material issues, focus areas and the seven key goals for ORIX Group. As part of our effort to respond to the various challenges and opportunities posed by climate change and other societal changes, we have taken steps such as conducting climate change-related scenario analysis according to the TCFD framework and disclosing the results, estimating our Scope 3 emissions, and strengthening our sustainable investing and lending framework. To help resolve social issues through our business activities, each business unit at ORIX Group is moving forward with plans to promote sustainability depending on its respective characteristics.

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
Sustainability at ORIX and Our Initiatives
Overview
Since our founding, contributing to society by creating new value through our business activities has been fundamental to ORIX. Contributing to society and being a company that is valued by society are ORIX’s motivation for sustainable growth.
In addition, operating with an awareness of sustainability has become fundamental to the survival of companies amid constantly shifting economic, societal and global environmental conditions. Based on these principles, ORIX strives to accurately assess and identify the opportunities and risks arising from economic, societal and environmental changes in order to work with its stakeholders and community to contribute to the economic development and sustainable growth of the larger global community, and to incorporate those opportunities and risks into its corporate management.
1. Governance
ORIX has diverse businesses, and each business has a wide range of sustainability issues that either affect society or are affected by society. For this reason, we divide our sustainability efforts into two categories: the corporate (Group-wide) level and the business unit level.
The Sustainability Committee is responsible for sustainability at the corporate level. The Sustainability Committee implements
ESG-related
material issues and key goals Group-wide. It formulates strategic approaches, KPIs, and action protocols, and the results of its deliberations are reported to and approved by the Board of Directors. The Group CEO serves as chairperson for the committee. Committee members include those in charge of business segments directly related to ESG, and the committee is configured flexibly so other stakeholders can participate as necessary depending on the topic/agenda. Roles of the Sustainability Committee include

(a)	Discussion of specific measures to achieve ESG-related key goals,

(b)	Discussion of any conflicts arising between short-term earnings and long-term growth,

(c)	Discussion of measures to reduce climate change risk following the TCFD (Task Force on Climate-related Financial Disclosures) framework,

(d)	Sharing of information on corporate sustainability developments both in Japan and overseas and

(e)	Discussion of matters to report to the Board of Directors.
The heads of the business units are responsible for sustainability at the business unit level. At Business Unit Strategy Meetings attended by internal directors and heads of business units, including top management, discussions are held as appropriate regarding the promotion of sustainability in each business unit, and these are also reported to the Sustainability Committee on a regular basis. Matters reported to the Sustainability Committee are also reported to the Board of Directors.

As the Compensation Policy for Executive Officers (including those who concurrently serve as directors), status of ESG initiatives has been added to the qualitative evaluation items in the division performance indicator for annual bonuses from the fiscal year ended March 2022. The objective is to have directors, executive officers and Group executives set an example of considering the impact of the efforts of each division on the environment, economy, and society in conducting corporate initiatives from a mid-
to long-term perspective.
The Investment and Credit Committee (“ICC”) deliberates on individual investing and lending transactions. The chairperson is the Group CEO, and the members are Executive Officers and Group Executive Officers appointed by the Group CEO. ORIX formulated its ORIX Sustainable Investing and Lending Policy with the mission of implementing sustainable investing and lending. Based on this policy, potential investing and lending transactions submitted to the ICC go through screening from an ESG perspective using the Sustainable Investing and Lending Checklist. The ICC decides whether to approve the project after consideration of the potential environmental and social effects of each individual transaction. The ICC considers the content and importance of the matters deliberated, and reports to the Board of Directors as necessary.
2. Strategy
In order to realize a sustainable society and achieve sustainable growth for ORIX, in November 2021 we set forth issues that we perceive as material in the fields of environment, society, and governance. We have positioned these important issues as our mid-
to long-term mission and are working on them at the corporate and business unit levels.

(a)	Material issues and focus areas to reduce climate-change related risks.

i.	Set GHG emissions reduction goals.

ii.	Continue to contribute to the development of renewable energy investment and production.
iii.	Quantify and reduce our climate change-related risks and continue to implement TCFD recommendations.

iv.	Continue to promote a circular economy and reduce and appropriately manage waste.

v.	Formulate an exit strategy for existing exposure to high environmental risk business areas and create bright-line exclusion criteria in any new investing or lending.

vi.	Work with our stakeholders to promote a healthier environment through goods and services that help mitigate adverse environmental impacts.

(b)	Material issues and focus areas to reduce social risks, including human rights risk.

i.	Continue to strengthen our Sustainable Investing and Lending Policy, Code of Conduct, and risk management system to adequately cover new and emerging social risk areas.

ii.
Share a common and agreed respect for fundamental human rights with all of our stakeholders such as support for the UN Universal Declaration of Human Rights, worker health and safety, diversity, inclusion and non-discrimination.

iii.
Continue to improve employee satisfaction by respecting the diversity of our employees and creating an inclusive working environment that promotes flexible working styles and provides career development support, fair performance review and compensation schemes, and employee health support systems.

(c)	Material issues and focus areas to strengthen governance based on transparency, compliance, and integrity.

i.
Continue to strengthen the independence of the Board of Directors so that the Board may provide appropriate and effective oversight over the management’s business execution from an independent and objective perspective.

ii.	The Group CEO will be responsible for all execution matters including responding to these material issues under the oversight of the Board of Directors.

iii.	Emphasis on client satisfaction and developing and offering sustainable products and services.

iv.	Endeavour to gain and keep the trust of our clients in all of our business areas.

v.	Promote a strong culture of compliance with all applicable laws and regulations, including paying our fair share of taxes.
3. Risk Management
ORIX collects a wide range of information, including information on changes in the external environment and information obtained through dialogue with stakeholders such as shareholders/investors, local communities, customers, employees, suppliers, and business partners. The Sustainability Committee monitors and evaluates the achievement status of key issues, and considers revising key issues as necessary. The content of discussions at the Sustainability Committee is regularly reported to the Board of Directors for approval.
Business divisions collect information related to the characteristics of each business and continuously analyze sustainability risks and opportunities. Each business division establishes a sustainability promotion policy and KPIs to implement it, monitors and evaluates the progress of the policy at Business Unit Strategy Meetings, and considers revising the business plan as necessary.
ORIX Sustainable Investing and Lending Policy stipulates prohibited transactions, and excludes transactions with companies with human rights concerns and transactions related to specific sectors and business activities. For individual investment and loan projects, ORIX evaluates the project from an ESG perspective using the Sustainable Investing and Lending Checklist, a proprietary ORIX checklist based on international sustainability guidelines. We continue to monitor important ESG risks even after project execution.
Regarding human rights, we have established a human rights policy as a guideline for promoting efforts to respect human rights. In addition, as disclosed in our UK Modern Slavery Act Statement, we review the risk profile of the different sectors and geographies in which we operate, maintain reporting mechanisms to encourage reporting of misconduct, and train our employees.
Regarding compliance and information security, we have established systems and internal regulations that cover the entire company, and we also conduct regular training for employees.
For employees, we regularly conduct employee morale surveys. Results are used to identify trends in morale at ORIX. They are also utilized as a reference for deciding human resources measures for the ORIX Group or for verifying the effectiveness of current measures.
4. Metrics and Goals
In November 2021, we established certain key sustainability goals relating specifically to ratio of outside directors, ratio of female directors, ratio of female management positions, reduction of GHG (CO2) emissions, reduction of investment and credit balance in GHG (CO2) emitting industries*, in order to link material issues to concrete actions.
* Refers to fossil fuel mining, palm oil plantations, and forestry financed by ORIX Group overseas subsidiaries.

Addressing Climate Change
ORIX is actively promoting initiatives to reduce risks to the company and society due to climate change and transition to a decarbonized society. Responses to climate change are being addressed both at the corporate level (Group-wide) and at the business unit level.
1. Governance
The Sustainability Committee is responsible for responding to climate change at the corporate level (Group-wide). At the Sustainability Committee, we discuss the results of scenario analysis based on the TCFD recommendations, the progress of efforts to reduce GHG emissions, global discussions on climate change, the expected trend of tightening regulations in the future, and the opinions received from business partners. The Sustainability Committee also reports the content of discussions to the Board of Directors and receives instructions as appropriate.
In business units, the heads of business units are responsible for responding to climate change risks. Specifically, for businesses with GHG emissions above a certain scale, we will plan and implement reduction measures. In addition, if the implementation of scenario analysis reveals the possibility that climate change risks will have a financial impact on the company above a certain scale, we will consider countermeasures. We will consider various methods that match the characteristics of each business, not limited to initiatives through our own businesses, such as reaching out to investees and borrowers, other business partners, and supply chains. The initiatives of business units are decided after discussions with internal directors, including top management, at Business Unit Strategy Meetings, and the details are reported to the Sustainability Committee and the Board of Directors.
2. Strategy
We conduct scenario analysis* for business units that are highly relevant to climate change. We then analyze the expected impact and reflect it in our Group-wide strategies and strategies for each business unit. The expected impact of the risks and opportunities is as follows.

(a)	Physical Risks and Opportunities
ORIX is exposed to physical risks including higher costs due to business suspension and preventive measures or repairs for damage to operating facilities and offices, higher operating and construction expenses resulting from changing temperatures, higher credit costs from damage to customers, and loss of asset value from damage to investees.

(b)	Transition Risks and Opportunities
ORIX is exposed to transition risks including business suspension, loss of asset value, stranded assets due to more stringent regulations, higher costs associated with carbon emissions, higher credit costs due to deterioration in customer performance, and decreased corporate value of high
GHG-emission
investees. Associated opportunities include increasing demand for renewable energy.
*Scenario analysis predicts how the business environment will change due to climate change and long-term policy trends to respond to it, and how such changes will affect the company’s management strategy. ORIX has two scenarios: a 4°C scenario (average global temperature at the end of the 21st century is about 4°C higher than preindustrial levels) and a 1.5°C scenario (average global temperature increase at the end of this century can be kept at 1.5°C compared to pre-industrial
levels). The former is called physical risks/opportunities, and the latter is called transition risks/opportunities.

3. Risk Management
The Sustainability Committee widely collects information on changes in the external environment and information obtained through dialogue with stakeholders, then reviews risks and opportunities, and assumptions for scenario analysis. We regularly analyze the impact on ORIX to confirm the adequacy of our strategies. The content of discussions at the Sustainability Committee is reported to the Board of Directors for approval.
4 Metrics and Goals
ORIX’s GHG (CO
2
) emissions in the fiscal year ended March 31, 2022 were 1,197 thousand tons. Compared to the baseline emissions in the fiscal years ended March 31, 2020, this was a decrease of 69 thousand tons (decrease of about 5%). Emissions from the two coal biomass co-fired
power plants amounted to 844 thousand tons, accounting for 70.5% of the total. Currently, we are working to reduce CO
2
emissions compared to coal-fired power plants of the same class by using approximately 35% biomass fuel for co-firing.
Addressing Human Capital
1. Strategy
People are ORIX’s most important asset. The concept
Keep Mixed
—the idea that diverse talent creates synergy—is the foundation on which our pool of talent is based. It is our belief that hiring talent of varying nationalities, ages, genders, and work experience is the key to blending diverse values and skills in addition to creating new value, which is the backbone of ORIX’s growth. ORIX’s human resources strategy centers around building a rewarding work environment where diverse talent can maximize their individual knowledge and expertise.
ORIX has been entering new business fields since its establishment as a leasing company in 1964, and has established a differentiated position within the market, both internationally and domestically. The business domain that began with leasing now extends into a wide range of businesses, providing a wide array of products and services to corporate and individual customers, communities, and to social infrastructure.
At ORIX, these diverse businesses are supported by diverse human resources. As we take on the challenge of new business domains and grow existing business domains, we have been working to create a pool of talent so that it can flexibly realign its human resources portfolio. In addition, with the expansion of its business, ORIX has added specialized human resources in various fields, both in Japan and overseas, and the fusion of knowledge that organically connects them has become ORIX’s strength.
Looking ahead to medium- and long-term business development, we will continue working to develop human resources which can use familiarity with existing areas to go the extra step in adding value, and to acquire human resources which can immediately put its expertise to work in new areas. By combining and synergizing these two groups, we aim to achieve sustainable growth.
Promoting Diversity, Equity
 & Inclusion
For ORIX to continue providing new value, it is important to support not only typical diversity in terms of nationality, age, gender, and work history, but also diversity in perspectives and ways of thinking. We believe this requires more than just diversity in terms of fostering a culture that accepts various kinds of knowledge and values, and inclusion in terms of taking advantage of that diversity to create an environment that encourages friendly competition. It also requires greater promotion of the concept of equity based on the implementation of measures for our human resources that support content tailored to each employee’s strengths and background status, so that all employees can continue to play an active role. By respecting the diversity of our employees and promoting flexible working styles, we create comfortable, fulfilling, and valuable workplaces where diverse human resources can play an active role. We also support the independent career design of each employee so that they can draw a clear career path for themselves. We thus connect employee growth through self-realization to growth of the company all together.

Ensuring Diversity
Obtaining talent that can accommodate ORIX’s ever-changing enterprise, maintain and grow its diverse businesses, and adapt to shifts in the overall business environment is crucial to ORIX. ORIX also focuses on recruiting mid-career
employees and conducting overseas hiring for new graduates outside of Japan.
Women’s success in the workplace
Taking the lead in women’s active participation in the workplace from a very early stage, ORIX began recruiting female university graduates for comprehensive work positions in 1982 before the enforcement of Japan’s Equal Employment Opportunity Law in 1986. We actively expand systems that provide support to help our female employees navigate various life events after they join the Group and have been enhancing career support so women can maximize their capabilities, expand their roles, and advance their careers. ORIX is supporting the enhancement of work environments to enable employees to work in ways that accommodate life events while maximizing their abilities and expertise, thereby encouraging a balance between work and personal life.
In particular, we focus on consistent measures before and after life events, during maternity and childcare leave, and after returning to work. Particularly, in the training after returning to work, direct supervisors also participate in part of the training, share ideas and values about work, and support career development by assigning appropriate tasks according to the motivation and ability of the employee. In addition, as part of our efforts to promote the advancement of women, we offer work-life balance seminars in which couples can participate and the promote childcare leave for men, and we also provide mentoring with general managers for management-level employees so that they can learn from their more senior perspective.
Human resource development and autonomous career development support
ORIX places great importance on knowledge and growth gained through business activities, considering them to be pillars of development. As a foundation to support these efforts, in addition to various training systems and self-development support systems, we have established a fair performance review and compensation scheme to increase employee motivation. By working to develop employee growth with responsibility and enhancing communication with employees, we invest in the future of our employees.
At the same time, ORIX supports the growth of employees by providing them with opportunities and an environment that enables them to make their own career choices by supplying practical information to help chart their mid-
to long-term careers as well as opportunities to acquire skills in new fields. Specifically, through systems such as the internal intern system—where employees can work in a different department of their choice for a designated period of time—and the career challenge system which allows employees to make a direct appeal to a department to which they wish to be transferred, ORIX allows employees to encounter and experience various work environments and jobs while remaining within the company and leads to increased employee motivation, active challenges and autonomous career development. In addition, the “Self-application system,” which allows employees to directly state to the human resources department where they wish to transfer, is available for all employees once a year, and is used as a great opportunity to think about their own careers.
Creating a work environment where employees can work healthily and with peace of mind
ORIX promotes the creation of workplaces where employees with diverse backgrounds can work healthily and with peace of mind by respecting each other’s values and recognizing diverse and flexible working styles.
With a policy of developing a wide range of options so that each employee can combine and utilize personnel systems according to their situation, we are promoting flexible working styles by shortening regular working hours, making it possible to choose flexible working styles such as a super flextime system (flextime system without core working hours) as well as an hourly annual paid leave system, and by providing satellite offices and mobile environments of good quality.

2 Metrics and Goals
We have set a key goal to improve employee satisfaction by creating an inclusive working environment that promotes flexible working styles and provides career development support, fair performance review and compensation schemes, as well as employee health support systems.
By implementing the above strategy, we pursue initiatives to increase the ratio of female managers, which is one of our key goals of promoting active participation by employees. It is also an important benchmark for degree of participation in decision making and equal leadership opportunities of employees from diverse backgrounds.
As of the end of March 2023, the ratio of female managers in the ORIX Group was 29.8% for ORIX on a non-consolidated
basis and 25.7% for 10 Group companies in Japan.
* The 10 Group Companies in Japan (ORIX Corporation, ORIX Auto Corporation, ORIX Rentec Corporation, ORIX Asset Management & Loan Services Corporation, ORIX Real Estate Corporation, ORIX Environmental Resources Management Corporation, ORIX Life Insurance Corporation, ORIX Bank Corporation, ORIX Credit Corporation and ORIX Computer Systems Corporation) jointly operate as part of the ORIX Group’s personnel strategy and personnel systems.
PROFILE OF BUSINESS BY SEGMENT
For a discussion of the basis for the breakdown of segments, see Note 31 of “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for fiscal 2021, 2022 and 2023. Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for fiscal 2021 and 2022 have been retrospectively restated.

	Years ended March 31,
	2021	2022	2023

	(Millions of yen)
Corporate Financial Services and Maintenance Leasing	¥58,662	¥239,802	¥73,176
Real Estate	24,353	31,990	51,523
PE Investment and Concession	3,431	(11,682)	2,686
Environment and Energy	26,946	3,048	35,682
Insurance	54,615	53,290	37,980
Banking and Credit	47,685	41,498	37,610
Aircraft and Ships	4,924	(2,319)	18,583
ORIX USA	39,419	75,235	49,021
ORIX Europe	39,063	49,334	40,675
Asia and Australia	12,179	51,165	34,319

Total segment profits	311,277	531,361	381,255

Difference between segment total and consolidated amounts	(23,716)	(26,485)	(14,087)

Total Consolidated Amounts	¥287,561	¥504,876	¥367,168

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
An overview of operations, operating environment and operating strategy for each of the ten segments follows. However, the operating strategy of each business may change in the future due to macroeconomic and other developments, for example those relating to the Russia/Ukraine war, supply chain issues and inflation, and the impact of market volatility and potential economic or geopolitical instability around the world.
Corporate Financial Services and Maintenance Leasing
This segment is involved in finance and fee business; leasing and rental of automobiles, electronic measuring instruments, and
ICT-related
equipment.
In corporate financial services, we are engaged in financial businesses with a focus on profitability, and fee businesses by providing life insurance and environment and energy-related products and services to domestic small and medium-sized
enterprise customers, as well as business succession support and M&A broking. In the automobile-related businesses, we aim to increase market share in small and medium-sized
enterprises and individual customers, as well as large corporate customers by enhancing our competitive advantages stemming from our industry-leading number of fleets under management and one-stop
automobile-related services. In the rental business operated by ORIX Rentec Corporation, we provide electronic measuring instruments and
ICT-related
equipment lending, and are also developing new services relating to robots, drones, etc.
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
In the private equity business, we aim to enhance the corporate value of investees and earn sustainable gains on sales through rebalancing our portfolio. We aim to expand investment in focused industries and increase value through rollups and alliances with existing investees as a starting point. At the same time, we seek business opportunities created by changes in the industrial structure and explore diversified investment methods. In the concession business, we aim to strengthen our operations in the three airports in Kansai (Kansai International Airport, Osaka International Airport and Kobe Airport), and proactively engage in the operation of public infrastructures other than airports.

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
Aircraft and Ships
This segment consists of aircraft investment and management, and ship-related finance and investment.
In the aircraft-related business, we are focusing on a wide range of profit opportunities, including operating leases of owned aircraft, sale of aircraft to investors, and asset management services for aircraft owned by domestic and overseas investors. We aim for medium- and long-term growth by further enhancing our presence in the global aircraft-leasing market including through mutually complementary relationships with Avolon Holdings Limited. In the ship-related business, we flexibly replace assets while closely monitoring the market environment, and aim to achieve goals such as an increase of commission income by arranging investment in ships for domestic corporate investors. In the future, we aim to expand our business by collaborating with excellent partners based on our expertise in finance and investment.
ORIX USA
This segment consists of finance, investment, and asset management in the Americas.
ORIX Corporation USA provides various types of finance services such as corporate finance, real estate finance, private equity investment, and investment in bonds to our clients in response to their needs. We are also engaged in expanding the function of our asset management and servicing platform to increase stable fee revenues. With controlling the amount of assets and the expansion of assets under management, we aim for the growth of profits along with improvement of capital efficiency.
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

	As of March 31, 2023
	Book Value (1)	Land Space (2)
	(Millions of yen)	(Thousands of m²)
Office building (Tachikawa, Tokyo)	¥11,110	2
Office building (Shiba, Minato-ku, Tokyo)	31,017	2
Office building (Osaka, Osaka)	9,292	2
Coal-biomass co-fired power plants (Kitakyushu, Fukuoka)	15,394	37
Coal-biomass co-fired power plants (Soma, Fukushima)	20,537	63
Solar power station (Tsu, Mie)	11,525	1,193
Solar power station (Niigata, Niigata)	11,330	251
Solar power station (Tomakomai, Hokkaido)	9,685	—
Hotel (Beppu, Oita) (3)	40,828	166
Hotel (Kanazawa, Ishikawa)	9,888	2

(1)	Right-of-use assets (hereinafter, “ROU assets”) are included in the book value.
(2)	Land space is provided only for those facilities where we own the land.
(3)	Book value of hotel (Beppu, Oita) includes advances for property under facility operations of ¥2,582 million.
We plan to make capital expenditures totaling approximately ¥905,753 million to support the growth and development of our operating lease business and power generation business during fiscal 2024. The following table shows a breakdown of planned capital expenditures and includes the estimated investment amounts and expected methods of financing the expenditures.

	Fiscal 2024
	Estimated investment amounts	Expected methods of financing
	(Millions of yen)
Operating lease equipment and property	¥821,700	Funds on hand, bank borrowings, etc.
Power generation equipment	84,053	Funds on hand, bank borrowings, etc.

Total	¥905,753

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.
We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥253,649 million as of March 31, 2023.
As of March 31, 2023, the acquisition cost of equipment we held for operating leases amounted to ¥2,263,163 million, consisting of ¥1,521,865 million of transportation equipment, ¥342,591 million of measuring and information-related equipment, ¥319,074 million of real estate and ¥79,633 million of others, before accumulated depreciation. Accumulated depreciation on equipment held for operating leases was ¥865,942 million. We also recognized ¥98,417 million of ROU assets of operating leases, ¥45,123 million of accrued rental receivables and ¥(3,583) million of allowance for doubtful receivables on operating leases as of the same date.

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

3. PE Investment and Concession
ORIX conducts investment activities in a broad range of fields without regard for the specific industry. Due to this, we are subject to a wide variety of regulations, including those that are applicable to our investment activities and those that apply due to the type of business conducted by our investees. ORIX is generally less directly involved in the management of its investees in comparison to group companies in other segments, but it is necessary for us to pay attention to regulations that apply to our investees so that we can monitor their management.
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
Certain of ORIX Corporation USA’s subsidiaries are licensed California Finance Lenders.
Boston Financial Investment Management, LP (“Boston Financial”), a subsidiary of ORIX Corporation USA, is a provider of syndication services as well as asset and portfolio management in the U.S. Low Income Housing Tax Credit (“LIHTC”) industry in connection with financing for the construction and rehabilitation of affordable housing. As the beneficiary of tax credits and often other subsidy and loan programs, a LIHTC property is typically regulated at the U.S. federal, state, and local levels. Further, day-to-day
responsibility of the property resides with a third party property level general partner, who in addition to directing the agent that manages the property, has responsibility for compliance with applicable laws and regulations. As the general partner of the investment fund which invests as a limited partner in the property level partnership, Boston Financial monitors such compliance on behalf of the fund. In addition to LIHTC, certain Boston Financial sponsored investment funds invest in affordable housing with social sustainability focus. These investments share a similar structure to the LIHTC investments, but do not involve tax credits.
American Community Capital, LLC, a wholly owned subsidiary of Boston Financial, is certified as a Community Development Financial Institution (“CDFI”) eligible to serve a national low-income
targeted population by the U.S. Department of the Treasury’s Community Development Financial Institutions Fund and is required to submit annual filings with the U.S. Department of Treasury to maintain its CDFI designation.

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
Dutch subsidiaries of OCE are subject to European financial supervisory regulation, including, amongst others and as the case may be, the Alternative Investment Fund Managers Directive, the Undertakings for Collective Investment in Transferable Securities (“UCITS”) Directive, the Markets in Financial Instruments Directive, the European Market Infrastructure Regulation, the Market Abuse Regulation, the 5th Anti-Money Laundering Directive, the Benchmark Regulation, the Securities Financing Transactions Regulation and the Shareholder Rights Directive II. A Swiss regulated subsidiary of OCE is subject to the Swiss equivalent of these financial supervisory regulations (such as the Federal Act on Collective Investment Schemes, the Federal Ordinance on Collective Investment Schemes, the FINMA Collective Investment Schemes Ordinance, the Financial Services Act, the Financial Institutions Act, the Anti-Money Laundering Act, the Anti-Money Laundering Ordinance, the FINMA Anti-Money Laundering Ordinance).
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
Robeco Institutional Asset Management B.V. (“RIAM”), a subsidiary of OCE and part of the Robeco group, is registered as an alternative investment fund manager (“AIFM”) and fund manager of UCITS in the Netherlands and regulated by the Dutch Authority for the Financial Markets (“AFM”) and the Dutch Central Bank (“DNB”). RIAM has branches and representative offices worldwide, including in Dubai, Germany, Spain, Italy and the United Kingdom, each of which either benefits from RIAM’s European passport or is subject to local regulatory supervision.
Certain other subsidiaries of OCE located across Europe, the United States and Asia that are affiliated with the Robeco group are registered, licensed or approved, as the case may be, by regulators in the jurisdictions in which they operate and subject to local regulations regarding their businesses. Such regulators include the Swiss Financial Market Supervisory Authority (“FINMA”), AFM, SEC, Securities & Futures Commission of Hong Kong, Financial Services Commission of Korea (“FSC”), Australian Securities and Investments Commission, Asset Management Association of China and Monetary Authority of Singapore.
Transtrend B.V., a wholly owned subsidiary of OCE that offers asset management and commodity trading advisory services, is registered as an AIFM in the Netherlands and regulated by the AFM and DNB. Transtrend is also registered with the NFA and regulated by the CFTC.
Boston Partners Global Investors, Inc. (“Boston Partners”) is a subsidiary of OCE and registered with the SEC as an investment adviser. Boston Partners is also a member of the NFA and is registered as a commodity pool operator and as a commodity trading adviser with the CFTC. Furthermore, Boston Partners is registered with the FSC. Certain subsidiaries of Boston Partners located in the United States and the United Kingdom are also registered with the SEC, New Hampshire Banking Department (“NHBD”), FINRA and the FCA.
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
ORIX is working to measure and evaluate its capital adequacy, financing conditions, and asset quality internally, and regularly confirm evaluations from credit rating agencies.
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
Results Overview
In fiscal 2023, net income attributable to ORIX corporation shareholders decreased 13% to ¥273.1 billion compared to fiscal 2022. For fiscal 2023, ROE was 8.3%.

The segment profit in fiscal 2023 decreased 28% to ¥381.3 billion to compared to fiscal 2022 due to a decrease in segment profit in Corporate Financial Services and Maintenance Leasing, Insurance, Banking and Credit, ORIX USA, ORIX Europe, and Asia and Australia, despite an increase in segment profit in Real Estate, PE Investment and Concession, Environment and Energy, and Aircraft and Ships. The summary of the main factors behind the consolidated business results for fiscal 2023 is included in “Item 5. Operating and Financial Review and Prospects—The Fiscal Year vs Last Fiscal Year” in this annual report.
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
Services expense is directly associated with the sales and revenues separately reported within services income. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating Income.” We similarly view the provision for doubtful receivables and probable loan losses and provision for credit losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2023 Compared to Year Ended March 31, 2022” and “Year Ended March 31, 2022 Compared to Year Ended March 31, 2021.”
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

YEAR ENDED MARCH 31, 2023 COMPARED TO YEAR ENDED MARCH 31, 2022
Performance Summary
Financial Results

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except ratios, per Share data and percentages)
Total revenues	¥2,520,365	¥2,666,373	¥146,008	6
Total expenses	2,218,282	2,352,385	134,103	6
Income before Income Taxes	504,876	367,168	(137,708)	(27)
Net Income Attributable to ORIX Corporation Shareholders	312,135	273,075	(39,060)	(13)
Earnings per Share (Basic)	259.37	231.35	(28.02)	(11)
(Diluted)	259.07	231.04	(28.03)	(11)
ROE*1	9.9	8.3	(1.6)	—
ROA*2	2.24	1.85	(0.39)	—

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
*2	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.
Total revenues for fiscal 2023 increased 6% to ¥2,666,373 million compared to fiscal 2022 due to increases in services income, financial revenues, and operating lease revenues despite decreases in sales of goods and real estate and gains on investment securities and dividends.
Total expenses for fiscal 2023 increased 6% to ¥2,352,385 million compared to fiscal 2022 due to increases in services expense, interest expense and selling, general and administrative expenses despite decreases in costs of goods and real estate sold and write-downs of long-lived assets.
Equity in net income of affiliates for fiscal 2023 increased by ¥10,085 million to ¥25,091 million compared to fiscal 2022 and gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2023 decreased by ¥160,872 million to ¥26,915 million compared to fiscal 2022.
Due to the above results, income before income taxes for fiscal 2023 decreased 27% to ¥367,168 million compared to fiscal 2022 and net income attributable to ORIX Corporation shareholders decreased 13% to ¥273,075 million compared to fiscal 2022.

Balance Sheet data

	As of March 31,				Change
	2022		2023		Amount		Percent (%)

	(Millions of yen except ratios, per share and percentages)
Total Assets	¥14,270,672		¥15,266,191		¥995,519		7
(Segment assets)	11,999,584		12,595,338		595,754		5
Total Liabilities	10,899,271		11,837,946		938,675		9
(Short-term and Long-term debt)	4,866,685		5,718,519		851,834		18
(Deposits)	2,276,158		2,246,345		(29,813)		(1)
ORIX Corporation Shareholders’ Equity	3,261,419		3,356,585		95,166		3
ORIX Corporation Shareholders’ Equity per share	2,732.88		2,868.13		135.25		5
ORIX Corporation Shareholders’ Equity ratio *	22.9%		22.0%		(0.9)%		—
D/E ratio (Debt-to-equity ratio) (Short-term and Long-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	1.5	x	1.7	x	0.2	x	—

*	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.
Total assets increased 7% to ¥15,266,191 million compared to the balance as of March 31, 2022 due to increases in cash and cash equivalents, investment in securities and other assets. In addition, segment assets increased 5% to ¥12,595,338 million compared to the balance as of March 31, 2022.
Total liabilities increased 9% to ¥11,837,946 million compared to the balance as of March 31, 2022 due to increases in long-term debt and policy liabilities and policy account balances despite decreases in deposits and current and deferred income taxes.
Shareholders’ equity increased 3% to ¥3,356,585 million compared to the balance as of March 31, 2022.
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

Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for fiscal 2022 has been retrospectively restated.
For a description of the business activities of our segments, see “Item 4. Information on the Company—Business Segments.” See Note 31 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services and Maintenance Leasing	¥445,338	¥429,907	¥(15,431)	(3)
Real Estate	390,688	418,736	28,048	7
PE Investment and Concession	385,739	376,405	(9,334)	(2)
Environment and Energy	160,232	215,770	55,538	35
Insurance	486,704	499,487	12,783	3
Banking and Credit	84,821	84,286	(535)	(1)
Aircraft and Ships	38,639	54,009	15,370	40
ORIX USA	161,344	189,045	27,701	17
ORIX Europe	221,112	206,486	(14,626)	(7)
Asia and Australia	148,055	189,744	41,689	28

Segment Total	2,522,672	2,663,875	141,203	6

Difference between Segment Total and Consolidated Amounts	(2,307)	2,498	4,805	—

Consolidated Amounts	¥2,520,365	¥2,666,373	¥146,008	6

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services and Maintenance Leasing	¥239,802	¥73,176	¥(166,626)	(69)
Real Estate	31,990	51,523	19,533	61
PE Investment and Concession	(11,682)	2,686	14,368	—
Environment and Energy	3,048	35,682	32,634	—
Insurance	53,290	37,980	(15,310)	(29)
Banking and Credit	41,498	37,610	(3,888)	(9)
Aircraft and Ships	(2,319)	18,583	20,902	—
ORIX USA	75,235	49,021	(26,214)	(35)
ORIX Europe	49,334	40,675	(8,659)	(18)
Asia and Australia	51,165	34,319	(16,846)	(33)

Segment Total	531,361	381,255	(150,106)	(28)

Difference between Segment Total and Consolidated Amounts	(26,485)	(14,087)	12,398	—

Consolidated Amounts	¥504,876	¥367,168	¥(137,708)	(27)

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services and Maintenance Leasing	¥1,516,795	¥1,514,070	¥(2,725)	(0)
Real Estate	910,101	935,027	24,926	3
PE Investment and Concession	353,581	605,471	251,890	71
Environment and Energy	703,608	773,617	70,009	10
Insurance	2,072,145	2,050,412	(21,733)	(1)
Banking and Credit	2,687,156	2,698,747	11,591	0
Aircraft and Ships	684,098	742,890	58,792	9
ORIX USA	1,364,142	1,462,067	97,925	7
ORIX Europe	401,869	417,941	16,072	4
Asia and Australia	1,306,089	1,395,096	89,007	7

Segment Total	11,999,584	12,595,338	595,754	5

Difference between Segment Total and Consolidated Amounts	2,271,088	2,670,853	399,765	18

Consolidated Amounts	¥14,270,672	¥15,266,191	¥995,519	7

Corporate Financial Services and Maintenance Leasing
Segment profits decreased 69% to ¥73,176 million compared to fiscal 2022 due to the absence of gains on sales of subsidiaries and affiliates recorded in fiscal 2022 from the sale of the business of Yayoi.
Segment assets totaled ¥1,514,070 million, remaining relatively unchanged compared to the end of fiscal 2022.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥57,580	¥60,066	¥2,486	4
Gains on investment securities and dividends	4,417	(442)	(4,859)	—
Operating leases	254,956	258,385	3,429	1
Sales of goods and real estate	9,741	5,356	(4,385)	(45)
Services income	118,644	106,542	(12,102)	(10)

Total Segment Revenues	445,338	429,907	(15,431)	(3)

Interest expense	5,783	6,375	592	10
Costs of operating leases	191,291	186,989	(4,302)	(2)
Costs of goods and real estate sold	6,516	3,988	(2,528)	(39)
Services expense	58,148	58,103	(45)	(0)
Selling, general and administrative expenses	87,753	83,811	(3,942)	(4)
Provision for credit losses, and write-downs of long-lived assets and securities	2,388	1,107	(1,281)	(54)
Other	17,175	17,275	100	1

Total Segment Expenses	369,054	357,648	(11,406)	(3)

Segment Operating Income	76,284	72,259	(4,025)	(5)

Equity in Net income (Loss) of Affiliates and others	163,518	917	(162,601)	(99)

Segment Profits	¥239,802	¥73,176	¥(166,626)	(69)

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥580,161	¥566,010	¥(14,151)	(2)
Installment loans	325,482	333,922	8,440	3
Investment in operating leases	517,233	511,184	(6,049)	(1)
Investment in securities	34,987	35,164	177	1
Property under facility operations	17,199	18,908	1,709	10
Inventories	594	1,104	510	86
Advances for finance lease and operating lease	1,800	1,566	(234)	(13)
Investment in affiliates	16,929	16,961	32	0
Goodwill, intangible assets acquired in business combinations	22,410	29,251	6,841	31

Total Segment Assets	¥1,516,795	¥1,514,070	¥(2,725)	(0)

Real Estate
Segment profits increased 61% to ¥51,523 million compared to fiscal 2022. This increase was due to an increase in services income from operating facilities, an increase in equity in net income (loss) of affiliates resulting from the recording of a large gain on the sale of a real estate joint venture, and an increase in operating leases revenues resulting from sales of real estate under operating leases.
Segment assets increased 3% to ¥935,027 million compared to the end of fiscal 2022 due to an increase in property under facility operations and inventories.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥5,602	¥5,562	¥(40)	(1)
Operating leases	48,091	55,544	7,453	15
Sales of goods and real estate	97,138	96,030	(1,108)	(1)
Services income	235,746	261,843	26,097	11
Other	4,111	(243)	(4,354)	—

Total Segment Revenues	390,688	418,736	28,048	7

Interest expense	2,873	3,367	494	17
Costs of operating leases	25,006	24,895	(111)	(0)
Costs of goods and real estate sold	79,612	80,586	974	1
Services expense	218,985	230,136	11,151	5
Selling, general and administrative expenses	34,677	36,643	1,966	6
Provision for credit losses, and write-downs of long-lived assets and securities	262	1,785	1,523	581
Other	(1,150)	(627)	523	—

Total Segment Expenses	360,265	376,785	16,520	5

Segment Operating Income	30,423	41,951	11,528	38

Equity in Net income (Loss) of Affiliates and others	1,567	9,572	8,005	511

Segment Profits	¥31,990	¥51,523	¥19,533	61

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥62,498	¥57,587	¥(4,911)	(8)
Investment in operating leases	300,460	302,698	2,238	1
Investment in securities	4,289	3,894	(395)	(9)
Property under facility operations	155,750	170,425	14,675	9
Inventories	97,667	108,789	11,122	11
Advances for finance lease and operating lease	112,309	112,973	664	1
Investment in affiliates	113,178	117,040	3,862	3
Advances for property under facility operations	6,857	6,625	(232)	(3)
Goodwill, intangible assets acquired in business combinations	57,093	54,996	(2,097)	(4)

Total Segment Assets	¥910,101	¥935,027	¥24,926	3

PE Investment and Concession
Segment profits increased by ¥14,368 million to ¥2,686 million compared to fiscal 2022 due to the absence of write-downs of long-lived assets at an investee recorded in the previous fiscal 2022.
Segment assets increased 71% to ¥605,471 million compared to the end of fiscal 2022 due to an increase in goodwill, intangible assets acquired in business combinations resulting from the acquisition of investees.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥237	¥159	¥(78)	(33)
Gains on investment securities and dividends	2,555	1,298	(1,257)	(49)
Operating leases	33,870	38,653	4,783	14
Sales of goods and real estate	320,104	280,361	(39,743)	(12)
Services income	28,973	55,934	26,961	93

Total Segment Revenues	385,739	376,405	(9,334)	(2)

Interest expense	2,547	2,376	(171)	(7)
Costs of operating leases	23,643	24,900	1,257	5
Costs of goods and real estate sold	289,522	240,942	(48,580)	(17)
Services expense	19,150	40,900	21,750	114
Selling, general and administrative expenses	52,742	56,449	3,707	7
Provision for credit losses, and write-downs of long-lived assets and securities	12,599	195	(12,404)	(98)
Other	(11,844)	2,193	14,037	—

Total Segment Expenses	388,359	367,955	(20,404)	(5)

Segment Operating Income	(2,620)	8,450	11,070	—

Equity in Net income (Loss) of Affiliates and others	(9,062)	(5,764)	3,298	—

Segment Profits	¥(11,682)	¥2,686	¥14,368	—

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,689	¥1,616	¥(73)	(4)
Investment in operating leases	43,686	52,976	9,290	21
Investment in securities	12,129	42,401	30,272	250
Property under facility operations	40,725	51,978	11,253	28
Inventories	39,554	48,716	9,162	23
Advances for finance lease and operating lease	0	4	4	—
Investment in affiliates	43,498	36,678	(6,820)	(16)
Advances for property under facility operations	1,323	2,354	1,031	78
Goodwill, intangible assets acquired in business combinations	170,977	368,748	197,771	116

Total Segment Assets	¥353,581	¥605,471	¥251,890	71

Environment and Energy
Segment profits increased by ¥32,634 million to ¥35,682 million compared to fiscal 2022 due to the absence of write-downs of long-lived assets recorded in fiscal 2022, and due to gains on the sale of shares of subsidiaries and affiliates due to the partial sale of an investee.
Segment assets increased 10% to ¥773,617 million compared to the end of fiscal 2022 primarily due to foreign exchange effects.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥1,001	¥1,230	¥229	23
Services income	155,303	210,240	54,937	35
Other	3,928	4,300	372	9

Total Segment Revenues	160,232	215,770	55,538	35

Interest expense	5,365	12,276	6,911	129
Services expense	123,981	167,733	43,752	35
Selling, general and administrative expenses	12,814	16,276	3,462	27
Provision for credit losses, and write-downs of long-lived assets and securities	19,564	50	(19,514)	(100)
Other	1,518	2,452	934	62

Total Segment Expenses	163,242	198,787	35,545	22

Segment Operating Income	(3,010)	16,983	19,993	—

Equity in Net income (Loss) of Affiliates and others	6,058	18,699	12,641	209

Segment Profits	¥3,048	¥35,682	¥32,634	—

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥7,910	¥6,723	¥(1,187)	(15)
Installment loans	711	190	(521)	(73)
Investment in operating leases	279	264	(15)	(5)
Investment in securities	961	1,580	619	64
Property under facility operations	330,598	362,043	31,445	10
Inventories	356	9,825	9,469	—
Advances for finance lease and operating lease	6	1	(5)	(83)
Investment in affiliates	204,260	190,384	(13,876)	(7)
Advances for property under facility operations	57,520	88,493	30,973	54
Goodwill, intangible assets acquired in business combinations	101,007	114,114	13,107	13

Total Segment Assets	¥703,608	¥773,617	¥70,009	10

Insurance
Segment profits decreased 29% to ¥37,980 million compared to fiscal 2022 due to an increase in life insurance costs as a result of increased payouts to policy holders, despite an increase in life insurance premiums and related investment income resulting from an increase in insurance contracts.
Segment assets decreased 1% to ¥2,050,412 million compared to the end of fiscal 2022 due to a decrease in investment in securities.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥265	¥300	¥35	13
Life insurance premiums and related investment income	484,377	496,561	12,184	3
Other	2,062	2,626	564	27

Total Segment Revenues	486,704	499,487	12,783	3

Interest expense	551	365	(186)	(34)
Life insurance costs	368,926	400,336	31,410	9
Selling, general and administrative expenses	63,731	60,815	(2,916)	(5)
Provision for credit losses, and write-downs of long-lived assets and securities	(0)	(1)	(1)	—
Other	288	(3)	(291)	—

Total Segment Expenses	433,496	461,512	28,016	6

Segment Operating Income	53,208	37,975	(15,233)	(29)

Equity in Net income (Loss) of Affiliates and others	82	5	(77)	(94)

Segment Profits	¥53,290	¥37,980	¥(15,310)	(29)

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥17,983	¥18,109	¥126	1
Investment in operating leases	28,296	27,467	(829)	(3)
Investment in securities	2,021,134	2,000,150	(20,984)	(1)
Goodwill, intangible assets acquired in business combinations	4,732	4,686	(46)	(1)

Total Segment Assets	¥2,072,145	¥2,050,412	¥(21,733)	(1)

Banking and Credit
Segment profits decreased 9% to ¥37,610 million compared to fiscal 2022 due to the absence of gains on investment securities and dividends at ORIX Bank Corporation recorded in fiscal 2022, and an increase in advertising expenses at ORIX Credit Corporation.
Segment assets totaled ¥2,698,747 million, remaining relatively unchanged compared to the end of fiscal 2022.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥76,190	¥78,066	¥1,876	2
Gains on investment securities and dividends	2,204	(839)	(3,043)	—
Services income	6,427	7,059	632	10

Total Segment Revenues	84,821	84,286	(535)	(1)

Interest expense	5,259	5,698	439	8
Services expense	6,726	7,229	503	7
Selling, general and administrative expenses	29,112	33,351	4,239	15
Provision for credit losses, and write-downs of long-lived assets and securities	2,395	716	(1,679)	(70)
Other	(168)	(318)	(150)	—

Total Segment Expenses	43,324	46,676	3,352	8

Segment Operating Income	41,497	37,610	(3,887)	(9)

Equity in Net income (Loss) of Affiliates and others	1	0	(1)	—

Segment Profits	¥41,498	¥37,610	¥(3,888)	(9)

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,397,532	¥2,395,340	¥(2,192)	(0)
Investment in securities	277,786	291,627	13,841	5
Inventories	0	9	9	—
Investment in affiliates	67	0	(67)	—
Goodwill, intangible assets acquired in business combinations	11,771	11,771	0	—

Total Segment Assets	¥2,687,156	¥2,698,747	¥11,591	0

Aircraft and Ships
Segment profits increased by ¥20,902 million to ¥18,583 million compared to fiscal 2022 due to an increase in equity in net income (loss) of affiliates at Avolon and an increase in operating leases revenues in our ship-related business and aircraft-related business.
Segment assets increased 9% to ¥742,890 million compared to the end of fiscal 2022 due to an increase in investment in affiliates and an increase in investment in operating leases primarily resulting from foreign exchange effects.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥2,580	¥6,660	¥4,080	158
Operating leases	28,620	37,208	8,588	30
Services income	7,439	10,871	3,432	46
Other	0	(730)	(730)	—

Total Segment Revenues	38,639	54,009	15,370	40

Interest expense	11,400	18,877	7,477	66
Costs of operating leases	17,965	16,898	(1,067)	(6)
Services expense	865	2,103	1,238	143
Selling, general and administrative expenses	7,325	10,369	3,044	42
Provision for credit losses, and write-downs of long-lived assets and securities	2,331	1	(2,330)	(100)
Other	(4,932)	(3,377)	1,555	—

Total Segment Expenses	34,954	44,871	9,917	28

Segment Operating Income	3,685	9,138	5,453	148

Equity in Net income (Loss) of Affiliates and others	(6,004)	9,445	15,449	—

Segment Profits	¥(2,319)	¥18,583	¥20,902	—

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	81,695	74,151	(7,544)	(9)
Investment in operating leases	271,910	295,858	23,948	9
Investment in securities	0	5,800	5,800	—
Inventories	113	37	(76)	(67)
Investment in affiliates	320,058	348,583	28,525	9
Goodwill, intangible assets acquired in business combinations	10,322	18,461	8,139	79

Total Segment Assets	¥684,098	¥742,890	¥58,792	9

ORIX USA
Segment profits decreased 35% to ¥49,021 million compared to fiscal 2022 due primarily to the absence of gains on sales of subsidiaries and affiliates recorded in the fiscal 2022, despite an increase in services income.
Segment assets increased 7% to ¥1,462,067 million compared to the end of fiscal 2022 due primarily to foreign exchange effects.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥90,708	¥106,599	¥15,891	18
Gains on investment securities and dividends	37,802	32,641	(5,161)	(14)
Services income	29,699	47,345	17,646	59
Other	3,135	2,460	(675)	(22)

Total Segment Revenues	161,344	189,045	27,701	17

Interest expense	17,140	43,643	26,503	155
Services expense	4,149	4,871	722	17
Selling, general and administrative expenses	79,404	85,515	6,111	8
Provision for credit losses, and write-downs of long-lived assets and securities	(88)	4,380	4,468	—
Other	1,989	3,824	1,835	92

Total Segment Expenses	102,594	142,233	39,639	39

Segment Operating Income	58,750	46,812	(11,938)	(20)

Equity in Net income (Loss) of Affiliates and others	16,485	2,209	(14,276)	(87)

Segment Profits	¥75,235	¥49,021	¥(26,214)	(35)

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥475	¥483	¥8	2
Installment loans	717,183	743,091	25,908	4
Investment in operating leases	4,653	3,612	(1,041)	(22)
Investment in securities	367,190	423,229	56,039	15
Property under facility operations and servicing assets	79,000	81,291	2,291	3
Inventories	685	142	(543)	(79)
Advances for finance lease and operating lease	945	0	(945)	—
Investment in affiliates	45,337	52,408	7,071	16
Goodwill, intangible assets acquired in business combinations	148,674	157,811	9,137	6

Total Segment Assets	¥1,364,142	¥1,462,067	¥97,925	7

ORIX Europe
Segment profits decreased 18% to ¥40,675 million compared to fiscal 2022 due to an increase in selling, general and administrative expenses, and a decrease in services income due to a decrease in the average amount of assets under management resulting from weaker market conditions, despite the absence of the write-down of intangible assets recorded in the fiscal 2022.
Segment assets increased 4% to ¥417,941 million compared to the end of fiscal 2022 due primarily to foreign exchange effects.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥56	¥812	¥756	—
Gains on investment securities and dividends	1,849	(2,155)	(4,004)	—
Services income	219,207	207,829	(11,378)	(5)

Total Segment Revenues	221,112	206,486	(14,626)	(7)

Interest expense	(647)	4,317	4,964	—
Services expense	53,199	48,921	(4,278)	(8)
Selling, general and administrative expenses	95,620	112,129	16,509	17
Other	23,115	609	(22,506)	(97)

Total Segment Expenses	171,287	165,976	(5,311)	(3)

Segment Operating Income	49,825	40,510	(9,315)	(19)

Equity in Net income (Loss) of Affiliates and others	(491)	165	656	—

Segment Profits	¥49,334	¥40,675	¥(8,659)	(18)

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥82,770	¥84,147	¥1,377	2
Investment in affiliates	2,221	2,714	493	22
Goodwill, intangible assets acquired in business combinations	316,878	331,080	14,202	4

Total Segment Assets	¥401,869	¥417,941	¥16,072	4

Asia and Australia
Segment profits decreased 33% to ¥34,319 million compared to fiscal 2022 due to a decrease in equity in net income (loss) of affiliates and an impairment loss at affiliates in Greater China, despite an increase in operating leases revenues primarily in South Korea and Australia.
Segment assets increased 7% to ¥1,395,096 million compared to the end of fiscal 2022 due to an increase in net investment in leases and an increase in investment in operating leases primarily in South Korea, despite a decrease in installment loans in Greater China.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥47,166	¥59,933	¥12,767	27
Gains on investment securities and dividends	3,673	2,886	(787)	(21)
Operating leases	82,004	104,614	22,610	28
Services income	14,635	20,613	5,978	41
Other	577	1,698	1,121	194

Total Segment Revenues	148,055	189,744	41,689	28

Interest expense	20,548	31,992	11,444	56
Costs of operating leases	61,595	78,950	17,355	28
Services expense	9,672	12,214	2,542	26
Selling, general and administrative expenses	29,711	37,844	8,133	27
Provision for credit losses, and write-downs of long-lived assets and securities	891	2,601	1,710	192
Other	(888)	1,820	2,708	—

Total Segment Expenses	121,529	165,421	43,892	36

Segment Operating Income	26,526	24,323	(2,203)	(8)

Equity in Net income (Loss) of Affiliates and others	24,639	9,996	(14,643)	(59)

Segment Profits	¥51,165	¥34,319	¥(16,846)	(33)

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥405,043	¥454,961	¥49,918	12
Installment loans	321,994	312,788	(9,206)	(3)
Investment in operating leases	286,214	329,549	43,335	15
Investment in securities	48,052	50,360	2,308	5
Property under facility operations	1,084	1,184	100	9
Inventories	483	202	(281)	(58)
Advances for finance lease and operating lease	3,919	3,720	(199)	(5)
Investment in affiliates	232,471	235,586	3,115	1
Goodwill, intangible assets acquired in business combinations	6,829	6,746	(83)	(1)

Total Segment Assets	¥1,306,089	¥1,395,096	¥89,007	7

Revenues, New Business Volumes and Investments
Finance revenues

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥279,589	¥317,612	¥38,023	14
Finance revenues increased 14% to ¥317,612 million for fiscal 2023 compared to fiscal 2022 due primarily to an increase in interest rates in the Americas and changes in foreign currency exchange rates.
Net investment in leases

	As of and for the year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases:
New equipment acquisitions	¥464,150	¥512,684	¥48,534	10
Japan	210,773	205,011	(5,762)	(3)
Overseas	253,377	307,673	54,296	21
Net investment in leases	1,057,973	1,087,563	29,590	3
New equipment acquisitions related to net investment in leases increased 10% to ¥512,684 million compared to fiscal 2022. In Japan, new equipment acquisitions decreased 3% in fiscal 2023 compared to fiscal 2022. In overseas, new equipment acquisitions increased 21% in fiscal 2023 compared to fiscal 2022 due to increases in Asia.
Net investment in leases as of March 31, 2023 increased 3% to ¥1,087,563 million compared to March 31, 2022 due mainly to increases in assets in Overseas.
As of March 31, 2023, no single lessee represented more than 1% of the balance of net investment in leases. As of March 31, 2023, 58% of our net investment in leases were to lessees in Japan, while 42% were to overseas lessees. 12% of our net investment in leases were to lessees in China, and 6% of our net investment in leases were to lessees in South Korea and Malaysia, respectively. No other overseas country represented more than 5% of our total portfolio of net investment in leases.

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases by category:
Transportation equipment	¥434,944	¥451,936	¥16,992	4
Industrial equipment	247,398	251,577	4,179	2
Electronics	112,871	107,428	(5,443)	(5)
Information-related and office equipment	94,292	104,236	9,944	11
Commercial services equipment	46,941	47,243	302	1
Other	121,527	125,143	3,616	3

Total	¥1,057,973	¥1,087,563	¥29,590	3

For further information, see Note 6 of “Item 18. Financial Statements.”

Installment loans

	As of and for the year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,202,677	¥1,268,865	¥66,188	6
Japan	766,453	884,050	117,597	15
Overseas	436,224	384,815	(51,409)	(12)
Installment loans	3,862,604	3,877,602	14,998	0

Note:
The balance of installment loans related to our life insurance operations is included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New loans added increased 6% to ¥1,268,865 million compared to fiscal 2022. In Japan, new loans added increased 15% to ¥884,050 million compared to fiscal 2022. In overseas, new loans added decreased 12% to ¥384,815 million compared to fiscal 2022 due mainly to decreased lending activity in the Americas and ship-related finance.
The balance of installment loans as of March 31, 2023 remained flat at ¥3,877,602 million compared to March 31, 2022, due mainly to foreign exchange effects despite decreases in the new loans added in the Americas and ship-related finance, as well as the collection amount exceeding the new loans added in Asia.

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Real estate loans	¥2,007,570	¥1,949,865	¥(57,705)	(3)
Card loans	173,687	171,635	(2,052)	(1)
Other	27,770	29,688	1,918	7

Subtotal	2,209,027	2,151,188	(57,839)	(3)

Corporate borrowers in Japan
Real estate companies	278,607	296,228	17,621	6
Non-recourse loans	74,085	124,499	50,414	68
Commercial, industrial and other companies	168,607	165,951	(2,656)	(2)

Subtotal	521,299	586,678	65,379	13

Consumer borrowers in overseas
Real estate loans	105,860	107,094	1,234	1
Other	30,136	43,054	12,918	43

Subtotal	135,996	150,148	14,152	10

Corporate borrowers in overseas
Real estate companies	273,789	277,839	4,050	1
Non-recourse loans	80,918	38,654	(42,264)	(52)
Commercial, industrial and other companies	627,828	660,840	33,012	5

Subtotal	982,535	977,333	(5,202)	(1)

Purchased loans *	13,747	12,255	(1,492)	(11)

Total	¥3,862,604	¥3,877,602	¥14,998	0

*
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

As of March 31, 2023, ¥18,109 million, or 0.7%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.
As of March 31, 2023, ¥574,067 million, or 15%, of the balance of installment loans were to real estate companies in Japan and overseas.
The balance of installment loans to consumer borrowers in Japan as of March 31, 2023 decreased 3% to ¥2,151,188 million compared to the balance as of March 31, 2022, due primarily to a decrease in the balance of real estate loans for consumer. The balance of installment loans to corporate borrowers in Japan as of March 31, 2023 increased 13% to ¥586,678 million compared to the balance as of March 31, 2022, due mainly to an increase in the balance of non-recourse
loans. The balance of installment loans to consumer borrowers in overseas as of March 31, 2023 increased 10% to ¥150,148 million compared to the balance as of March 31, 2022, due primarily to an increase in Asia, as well as foreign exchange effects. The balance of installment loans to corporate borrowers in overseas as of March 31, 2023 decreased 1% to ¥977,333 million compared to the balance as of March 31, 2022, in line with the aforementioned decrease in the Americas, ship-related finance and Asia despite foreign exchange effects.
For further information, see Note 7 of “Item 18. Financial Statements.”
Asset quality
Net investment in leases

	As of March 31,
	2022	2023

	(Millions of yen, except percentage data)
Non-performing net investment in leases and allowance for credit losses on net investment in leases:
Non-performing net investment in leases	¥19,224	¥16,841
Non-performing net investment in leases as a percentage of the balance of net investment in leases	1.82%	1.55%
Provision for credit losses as a percentage of the average balance of net investment in leases*	0.15%	0.16%
Allowance for credit losses on net investment in leases	¥16,303	¥15,719
Allowance for credit losses on net investment in leases as a percentage of the balance of net investment in leases	1.54%	1.45%
The ratio of charge-offs as a percentage of the average balance of net investment in leases*	0.27%	0.24%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.
The balance of
non-performing
net investment in leases decreased ¥2,383 million to ¥16,841 million as of March 31, 2023 compared to March 31, 2022. As a result, the non-performing
net investment in leases as a percentage of net investment in leases as of March 31, 2023 decreased 0.27% to 1.55% from March 31, 2022.

We believe that the ratio of allowance for credit losses to the balance of investment in net investment in leases provides a reasonable indication that our allowance for credit losses was appropriate as of March 31, 2023 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•
all lease contracts are secured by collateral consisting of the underlying leased assets, and we can expect to recover at least a portion of the outstanding lease receivables by selling the collateral.

Loans not individually assessed for credit losses

	As of March 31,
	2022	2023

	(Millions of yen, except percentage data)
Non-performing loans not individually assessed for credit losses and allowance for credit losses on installment loans not individually assessed for credit losses:
Non-performing loans not individually assessed for credit losses	¥34,479	¥33,706
Non-performing loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	0.90%	0.88%
Provision for credit losses as a percentage of the average balance of installment loans not individually assessed for credit losses*	0.06%	0.14%
Allowance for credit losses on installment loans not individually assessed for credit losses	¥36,618	¥39,179
Allowance for credit losses on installment loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	0.96%	1.02%
The ratio of charge-offs as a percentage of the average balance of loans not individually assessed for credit losses*	0.33%	0.10%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.
The provision as a percentage of the average balance of installment loans not individually assessed for credit losses increased 0.08% compared to fiscal 2022, due mainly to the decline of forecasted future economic indicators such as GDP growth rates and unemployment rates in the Americas.

The balance of
non-performing
loans not individually assessed that are estimated for credit losses by using installment loans with similar risk characteristics as one pool decreased ¥773 million to ¥33,706 million as of March 31, 2023 compared to March 31, 2022.

	As of March 31,
	2022	2023

	(Millions of yen)
Non-performing loans not individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥1,361	¥1,302
Card loans	671	1,588
Other	3,179	6,312

Subtotal	5,211	9,202

Corporate borrowers in Japan
Real estate companies	101	53
Commercial, industrial and other companies	529	191

Subtotal	630	244

Consumer borrowers in overseas
Real estate loans	345	316
Other	235	331

Subtotal	580	647

Corporate borrowers in overseas
Real estate companies	20,879	13,617
Non-recourse loans	2,187	2,314
Commercial, industrial and other companies	4,992	7,682

Subtotal	28,058	23,613

Total	¥34,479	¥33,706

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
charge-off
experience and the current portfolio composition.
Loans individually assessed for credit losses

	As of March 31,
	2022	2023

	(Millions of yen)
Non-performing loans individually assessed for credit losses and allowance for credit losses on installment loans individually assessed for credit losses:
Non-performing installment loans individually assessed for credit losses	¥50,836	¥47,638
Allowance for credit losses on installment loans individually assessed for credit losses*	11,213	8,992

*
The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

The provision for credit losses on installment loans individually assessed for credit losses was ¥3,355 million and ¥5,066 million, respectively, in fiscal 2022 and fiscal 2023. The charge-off
of installment loans individually assessed for credit losses was ¥5,502 million and ¥7,764 million, respectively, in fiscal 2022 and fiscal 2023. The provision for credit losses on installment loans individually assessed for credit losses increased ¥1,711 million compared to fiscal 2022. The charge-off
of installment loans individually assessed for credit losses increased ¥2,262 million compared to fiscal 2022.
The table below sets forth the outstanding balance of
non-performing
loans individually assessed for credit losses by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually assessed for credit losses.

	As of March 31,
	2022	2023

	(Millions of yen)
Non-performing loans individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥10,850	¥11,161
Card loans	3,415	3,655
Other	15,317	14,527

Subtotal	29,582	29,343

Corporate borrowers in Japan
Real estate companies	2,203	2,022
Commercial, industrial and other companies	2,765	1,239

Subtotal	4,968	3,261

Consumer borrowers in overseas
Real estate loans	129	231
Other	286	774

Subtotal	415	1,005

Corporate borrowers in overseas
Non-recourse loans	856	933
Commercial, industrial and other companies	13,531	12,075

Subtotal	14,387	13,008

Purchased loans	1,484	1,021

Total	¥50,836	¥47,638

Troubled debt restructuring
A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties. The balance of pre-modification
outstanding recorded investment of troubled debt restructurings for financing receivables occurred during fiscal 2022 and 2023 were ¥14,242 million and ¥18,487 million, respectively. And the balance of post-modification outstanding recorded investment were ¥11,471 million and ¥16,678 million for fiscal 2022 and 2023, respectively.
While there were certain other payment deferral requests for financing receivables which we accepted, due to the spread of the
COVID-19,
those receivables are not included in the troubled debt restructuring as we determined those deferrals did not meet the definition of troubled debt restructuring.
For further information, see Note 8 of “Item 18. Financial Statements.”

Allowance for credit losses
We recognize allowances for credit losses on net investment in leases and installment loans.

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Allowance for credit losses:
Beginning balance	73,990	64,134	(9,856)	(13)
Net investment in leases	16,522	16,303	(219)	(1)
Loans not individually assessed for credit losses	44,064	36,618	(7,446)	(17)
Loans individually assessed for credit losses	13,404	11,213	(2,191)	(16)
Provision (Reversal) *1	7,154	12,125	4,971	69
Net investment in leases	1,577	1,678	101	6
Loans not individually assessed for credit losses	2,222	5,381	3,159	142
Loans individually assessed for credit losses	3,355	5,066	1,711	51
Charge-offs (net)	(20,597)	(14,345)	6,252	(30)
Net investment in leases	(2,781)	(2,610)	171	(6)
Loans not individually assessed for credit losses	(12,314)	(3,971)	8,343	(68)
Loans individually assessed for credit losses	(5,502)	(7,764)	(2,262)	41
Other *2	3,587	1,976	(1,611)	(45)
Net investment in leases	985	348	(637)	(65)
Loans not individually assessed for credit losses	2,646	1,151	(1,495)	(57)
Loans individually assessed for credit losses	(44)	477	521	—
Ending balance	64,134	63,890	(244)	(0)
Net investment in leases	16,303	15,719	(584)	(4)
Loans not individually assessed for credit losses	36,618	39,179	2,561	7
Loans individually assessed for credit losses	11,213	8,992	(2,221)	(20)

*1
“Provision for credit losses” in the consolidated statements of income amounted to ¥3,939 million and ¥7,756 million for fiscal 2022 and 2023, respectively, and the amounts include provision for credit losses on other than net investment in leases and installment loans.

*2	Other mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Provision for credit losses:
Net investment in leases	¥1,577	¥1,678	¥101	6
Loans not individually assessed for credit losses	2,222	5,381	3,159	142
Loans individually assessed for credit losses	3,355	5,066	1,711	51

Subtotal	7,154	12,125	4,971	69

Off-balance sheet credit exposures	(4,449)	(4,542)	(93)	2
Available-for-sale debt securities	21	(21)	(42)	—
Accounts receivable	1,213	194	(1,019)	(84)

Total	¥3,939	¥7,756	¥3,817	97

The provision on installment loans not individually assessed for credit losses were ¥2,222 million and ¥5,381 million in fiscal 2022 and 2023, respectively. The provision for credit losses on loans not individually assessed in fiscal 2023 increased compared to fiscal 2022 due mainly to the decline of forecasted future economic indicators such as GDP growth rates and unemployment rates in the Americas.

The provision on installment loans individually assessed for credit losses were ¥3,355 million and ¥5,066 million in fiscal 2022 and 2023, respectively. The provision for credit losses on loans individually assessed increased mainly in the Americas.
The provision for credit losses on
off-balance
sheet credit exposures in fiscal 2022 was a reversal of ¥4,449 million, which was mainly caused by improved macroeconomic forecast in the Americas. The provision for credit losses on off-balance
sheet credit exposures in fiscal 2023 was a reversal of ¥4,542 million, which was mainly caused by economic recovery from the
COVID-19
in the Americas.
For further information, see Note 8 of “Item 18. Financial Statements.” In addition, for further information about allowance for off-balance
sheet credit exposures and allowance for credit losses on
available-for-sale
debt securities, see Note 30 and 9 of “Item 18. Financial Statements.”
Investment in Securities

	As of and for the year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥620,660	¥583,399	¥(37,261)	(6)
Japan	509,164	489,222	(19,942)	(4)
Overseas	111,496	94,177	(17,319)	(16)
Investment in securities	2,852,349	2,940,858	88,509	3

Note:
The balance of investment in securities related to our life insurance operations is included in investment in securities in our consolidated balance sheets; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New securities added decreased to ¥583,399 million in fiscal 2023 compared to fiscal 2022. New securities added in Japan decreased 4% in fiscal 2023 compared to fiscal 2022 due primarily to a decrease in investments in corporate debt securities and municipal bond securities. New securities added overseas decreased 16% in fiscal 2023 compared to fiscal 2022 due primarily to decreases in fund investments and investments in available-for-sale
debt securities.
The balance of our investment in securities as of March 31, 2023 increased 3% to ¥2,940,858 million compared to March 31, 2022.

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities by security type:
Equity securities	¥560,643	¥589,312	¥28,669	5
Trading debt securities	2,503	2,179	(324)	(13)
Available-for-sale debt securities	2,174,891	2,234,608	59,717	3
Held-to-maturity debt securities	114,312	114,759	447	0

Total	¥2,852,349	¥2,940,858	¥88,509	3

Investments in equity securities as of March 31, 2023 increased 5% to ¥589,312 million compared to March 31, 2022 due primarily to an increase in investment in equity securities with readily determinable fair value in Europe and a fund investment in Japan. Investments in trading debt securities as of March 31, 2023 decreased 13% to ¥2,179 million compared to March 31, 2022. Investments in available-for-sale
debt securities as of March 31, 2023 increased 3% to ¥2,234,608 million compared to March 31, 2022 due primarily to an increase in investments in municipal bond securities and available-for-sale
debt securities in Japan, and municipal bond securities and CMBS/RMBS in the Americas.
Held-to-maturity
debt securities consists of our life insurance business’s investment in Japanese government bonds.
For further information, see Note 9 of “Item 18. Financial Statements.”
Gains on investment securities and dividends

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities	¥54,585	¥30,284	¥(24,301)	(45)
Dividends income	1,925	2,146	221	11

Total	¥56,510	¥32,430	¥(24,080)	(43)

Notes:	1.	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.
	2.	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities”.
Net gains on investment securities decreased 45% to ¥30,284 million in fiscal 2023 compared to fiscal 2022 due to decreases in gains on sales of shares and net unrealized holding gains on investment funds. Dividends income increased 11% to ¥2,146 million in fiscal 2023 compared to fiscal 2022. Due to the above results, gains on investment securities and dividends decreased 43% to ¥32,430 million in fiscal 2023 compared to fiscal 2022.
As of March 31, 2023, gross unrealized gains on
available-for-sale
debt securities, including those held in connection with our life insurance operations, were ¥16,076 million, compared to ¥23,242 million as of March 31, 2022. As of March 31, 2023, gross unrealized losses on available-for-sale
debt securities, including those held in connection with our life insurance operations, were ¥270,182 million, compared to ¥124,623 million as of March 31, 2022.
Operating leases

	As of and for the year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥450,454	¥499,541	¥49,087	11
Costs of operating leases	322,070	336,987	14,917	5
New equipment acquisitions	388,403	446,850	58,447	15
Japan	232,059	228,999	(3,060)	(1)
Overseas	156,344	217,851	61,507	39
Investment in operating leases	1,463,202	1,537,178	73,976	5
Revenues from operating leases in fiscal 2023 increased 11% to ¥499,541 million compared to fiscal 2022 due primarily to an increase in revenues from leases in the leasing business in Asia and Australia and in the Aircraft leasing business in Europe, and an increase in sales of real estate under operating leases. In fiscal 2022 and 2023, gains from the disposition of operating lease assets were ¥40,148 million and ¥56,932 million, respectively.

Costs of operating leases increased 5% to ¥336,987 million in fiscal 2023 compared to fiscal 2022 due primarily to an increase in investments in the leasing business in Asia and Australia and investments in the Aircraft leasing business in Europe.
New equipment acquisitions related to operating leases increased 15% to ¥446,850 million in fiscal 2023 compared to fiscal 2022 due primarily to an increase in investments in the leasing business in Asia and Australia and an increase in investments in the Aircraft leasing business in Europe.
Investment in operating leases as of March 31, 2023 increased 5% to ¥1,537,178 million compared to March 31, 2022.

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥898,602	¥947,507	¥48,905	5
Measuring and information-related equipment	120,067	130,836	10,769	9
Real estate	260,284	270,939	10,655	4
Other	45,782	47,939	2,157	5
Right-of-use assets	107,742	98,417	(9,325)	(9)
Accrued rental receivables	31,639	45,123	13,484	43
Allowance for doubtful receivables on operating leases	(914)	(3,583)	(2,669)	—

Total	¥1,463,202	¥1,537,178	¥73,976	5

Investment in transportation equipment operating leases as of March 31, 2023 increased 5% to ¥947,507 million compared to March 31, 2022 due primarily to an increase in investments in the Aircraft leasing business in Europe. Investment in measuring and information-related equipment operating leases as of March 31, 2023 increased 9% to ¥130,836 million compared to March 31, 2022 due primarily to an increase in investments in the rental business. Investment in real estate operating leases as of March 31, 2023 increased 4% to ¥270,939 million compared to March 31, 2022 due primarily to an increase in investments in real estate under operating leases in Japan. Investment in other operating leases as of March 31, 2023 increased 5% to ¥47,939 million compared to March 31, 2022 due primarily to an increase in investments in the rental business.
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

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥431,289	¥451,404	¥20,115	5
Life insurance-related investment income	50,521	42,666	(7,855)	(16)

Total	¥481,810	¥494,070	¥12,260	3

Life insurance costs	¥368,140	¥398,916	¥30,776	8

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income (loss):
Net income on investment securities	¥43,323	¥35,350	¥(7,973)	(18)
Losses recognized in income on derivative	6,276	4,820	(1,456)	(23)
Interest on loans, income on real estate under operating leases, and others	922	2,496	1,574	171

Total	¥50,521	¥42,666	¥(7,855)	(16)

Life insurance premiums and related investment income increased 3% to ¥494,070 million in fiscal 2023 compared to fiscal 2022.
Life insurance premiums increased 5% to ¥451,404 million in fiscal 2023 compared to fiscal 2022 due to an increase in the number of policies in force.
Life insurance-related investment income decreased 16% to ¥42,666 million in fiscal 2023 compared to fiscal 2022. Net income on investment securities decreased mainly in investment income from assets under variable annuity and variable life insurance contracts.
Life insurance costs increased 8% to ¥398,916 million in fiscal 2023 compared to fiscal 2022 due mainly to an increase in payouts to policy holders.

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investments by life insurance operations:
Equity securities	¥232,413	¥241,588	¥9,175	4
Available-for-sale debt securities	1,674,409	1,643,803	(30,606)	(2)
Held-to-maturity debt securities	114,312	114,759	447	0

Total investment in securities	2,021,134	2,000,150	(20,984)	(1)

Installment loans, real estate under operating leases and other investments	46,279	45,576	(703)	(2)

Total	¥2,067,413	¥2,045,726	¥(21,687)	(1)

Investment in securities as of March 31, 2023 decreased 1% to ¥2,000,150 million compared to March 31, 2022 resulting from a decrease in available-for-sale
debt securities due to a decrease in assets under variable annuity and variable life insurance contracts and an increase in unrealized losses despite an increase in equity securities due to fund investment.
For further information, see Note 23 of “Item 18. Financial Statements.”

Sales of goods and real estate, Inventories

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Sales of goods and real estate, Inventories:
Sales of goods and real estate	¥435,398	¥392,569	¥(42,829)	(10)
Costs of goods and real estate sold	381,119	333,009	(48,110)	(13)
New real estate added	76,334	82,786	6,452	8
Inventories	139,563	169,021	29,458	21
Sales of goods and real estate decreased 10% to ¥392,569 million compared to fiscal 2022 due mainly to the sale of a subsidiary in fiscal 2023 and a decrease in sales of goods of investees.
Costs of goods and real estate sold decreased 13% to ¥333,009 million compared to fiscal 2022 due mainly to the sale of a subsidiary in fiscal 2023 and a decrease in costs of goods, similar to the aforementioned decrease in sales of goods and real estate. We recognized ¥10,492 million and ¥1,205 million of write-downs for fiscal 2022 and 2023, respectively, which were included in costs of goods and real estate sold. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.
New real estate added increased 8% to ¥82,786 million in fiscal 2023 compared to fiscal 2022.
Inventories as of March 31, 2023 increased 21% to ¥169,021 million compared to March 31, 2022, mainly due to the acquisition of a subsidiary in fiscal 2023.
For further information, see Note 4 of “Item 18. Financial Statements.”
Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2022	2023	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations
Services income	¥816,604	¥930,151	¥113,547	14
Services expense	495,110	571,127	76,017	15
New assets added	80,415	51,331	(29,084)	(36)
Japan	28,600	33,425	4,825	17
Overseas	51,815	17,906	(33,909)	(65)
Property under Facility Operations	561,846	620,994	59,148	11
Services income increased 14% to ¥930,151 million in fiscal 2023 compared to fiscal 2022 due mainly to an increase in income related to the environment and energy business.
Services expense increased 15% to ¥571,127 million in fiscal 2023 compared to fiscal 2022 due mainly to an increase in expenses related to the environment and energy business, similar to the aforementioned increase in services income.
New assets added for property under facility operations decreased 36% to ¥51,331 million in fiscal 2023 compared to fiscal 2022 due mainly to the decrease in investments in electric power facilities overseas.
Property under facility operations as of March 31, 2023 increased 11% to ¥620,994 million compared to March 31, 2022 due mainly to investments in electric power facilities overseas and completion of domestic property under facility operations.

For further information, see Note 4 of “Item 18. Financial Statements.”
Expenses
Interest expense
Interest expense increased 87% to ¥127,618 million in fiscal 2023 compared to ¥68,232 million in fiscal 2022. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2023 increased 12% to ¥7,964,864 million compared to ¥7,142,843 million as of March 31, 2022.
The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, remained flat in fiscal 2023 at 0.3% compared to 0.3% in fiscal 2022. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, increased 1.6% to 3.6% in fiscal 2023 compared to 2.0% in fiscal 2022. For more information regarding our interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our outstanding debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”
Other (income) and expense
Other (income) and expense included a net expense of ¥20,494 million during fiscal 2022 and a net expense of ¥14,445 million during fiscal 2023. Foreign currency transaction losses (gains) included in other (income) and expense included losses of ¥1,956 million during fiscal 2023 compared to losses of ¥3,349 million during fiscal 2022. We recognized impairment losses on goodwill and other intangible assets included in other (income) and expense in the amount of ¥515 million during fiscal 2023 compared to the amount of ¥22,561 million on goodwill and other intangible assets during fiscal 2022. For further information on our goodwill and other intangible assets, see Note 13 of “Item 18. Financial Statements.”
Selling, general and administrative expenses

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥300,590	¥321,328	¥20,738	7
Selling expenses	76,678	87,199	10,521	14
Administrative expenses	136,431	142,506	6,075	4
Depreciation of office facilities	9,083	8,373	(710)	(8)

Total	¥522,782	¥559,406	¥36,624	7

Employee salaries and other personnel expenses accounted for 57% of selling, general and administrative expenses in fiscal 2023, and the remaining portion consists of other expenses, such as rent for office space, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2023 increased 7% year on year.
Write-downs of long-lived assets
As a result of impairment reviews we performed in fiscal 2023 for long-lived assets in Japan and overseas, such as office buildings, commercial facilities other than office buildings, condominiums, hotels, and land undeveloped or under construction, write-downs of long-lived assets decreased by ¥33,369 million to ¥2,297 million in fiscal 2023 compared to ¥35,666 million in fiscal 2022. These write-downs, which are reflected as write-downs of long-lived assets, consisted of impairment losses of ¥1,535 million on 2 office buildings, ¥51 million on 2 commercial facilities other than office buildings, ¥17 million on 20 condominiums and ¥694 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-downs of other long-lived assets in fiscal 2023 include write-downs of ¥186 million on office facilities. For further information, see Note 24 of “Item 18. Financial Statements.”
Write-downs of securities
Write-downs of securities in fiscal 2023 were mainly in connection with foreign available-for-sale
debt securities and
non-marketable
equity securities. Write-downs of securities increased to ¥824 million in fiscal 2023 compared to ¥730 million in fiscal 2022. For further information, see Note 9 of “Item 18. Financial Statements.”
Equity in net income (loss) of affiliates
Equity in net income (loss) of affiliates increased in fiscal 2023 to ¥25,091 million compared to ¥15,006 million in fiscal 2022 due to increases in equity in net income (loss) of affiliates from investees relating to real estate and Avolon, partially offset by decreases in equity in net income (loss) of affiliates from investees in the Americas, and equity in net income (loss) of investees in Asia which recorded losses primarily resulting from impairment losses. For further information, see Note 12 of “Item 18. Financial Statements.”
Gains on sales of subsidiaries and affiliates and liquidation losses, net
Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased to ¥26,915 million in fiscal 2023 compared to ¥187,787 million in fiscal 2022, due to the favorable profit from sales in Japan and the Americas including the sale of the business of Yayoi in fiscal 2022. For further information, see Note 3 of “Item 18. Financial Statements.”
Bargain Purchase Gain
In fiscal 2023, we recognized bargain purchase gains of ¥1,174 million associated with four of the acquisitions executed in fiscal 2023 compared to no bargain purchase gain in fiscal 2022. For further information, see Note 3 of “Item 18. Financial Statements.”
Provision for income taxes
Provision for income taxes decreased to ¥87,500 million in fiscal 2023 compared to ¥187,264 million in fiscal 2022 due primarily to a decrease in income before income taxes. For further information, see Note 16 of “Item 18. Financial Statements.”
Net income attributable to the noncontrolling interests
Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net income attributable to the noncontrolling interests in fiscal 2023 was ¥6,561 million, compared to ¥5,477 million in fiscal 2022.
Net income attributable to the redeemable noncontrolling interests
Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable interests. There was no net income or loss attributable to the redeemable noncontrolling interests in fiscal 2022. Net income attributable to the redeemable noncontrolling interests in fiscal 2023 was ¥32 million. For further information, see Note 18 of “Item 18. Financial Statements.”

YEAR ENDED MARCH 31, 2022 COMPARED TO YEAR ENDED MARCH 31, 2021
Performance Summary
Financial Results

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except ratios, per Share data and percentages)
Total revenues	¥2,292,708	¥2,520,365	¥227,657	10
Total expenses	2,033,894	2,218,282	184,388	9
Income before Income Taxes	287,561	504,876	217,315	76
Net Income Attributable to ORIX Corporation Shareholders	192,384	312,135	119,751	62
Earnings per Share (Basic)	155.54	259.37	103.83	67
(Diluted)	155.39	259.07	103.68	67
ROE *1	6.4	9.9	3.5	—
ROA *2	1.44	2.24	0.80	—

* 1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
* 2	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.
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

Balance Sheet data

	As of March 31,				Change
	2021		2022		Amount		Percent (%)

	(Millions of yen except ratios, per share and percentages)
Total Assets	¥13,563,082		¥14,270,672		¥707,590		5
(Segment assets)	11,341,789		11,999,584		657,795		6
Total Liabilities	10,459,938		10,899,271		439,333		4
(Short-term and Long-term debt)	4,724,102		4,866,685		142,583		3
(Deposits)	2,317,785		2,276,158		(41,627)		(2)
ORIX Corporation Shareholders’ Equity	3,028,456		3,261,419		232,963		8
ORIX Corporation Shareholders’ Equity per share	2,487.77		2,732.88		245.11		10
ORIX Corporation Shareholders’ Equity ratio *	22.3%		22.9%		0.6%		—
D/E ratio (Debt-to-equity ratio) (Short-term and Long-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	1.6	x	1.5	x	(0.1	)x	—

*	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.
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
Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which was initially recorded in each respective segment, has been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment data for fiscal 2021 has been retrospectively restated.
For a description of the business activities of our segments, see “Item 4. Information on the Company—Business Segments.” See Note 31 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services and Maintenance Leasing	¥431,015	¥445,338	¥14,323	3
Real Estate	359,798	390,688	30,890	9
PE Investment and Concession	331,222	385,739	54,517	16
Environment and Energy	141,971	160,232	18,261	13
Insurance	491,894	486,704	(5,190)	(1)
Banking and Credit	83,724	84,821	1,097	1
Aircraft and Ships	31,617	38,639	7,022	22
ORIX USA	138,017	161,344	23,327	17
ORIX Europe	160,798	221,112	60,314	38
Asia and Australia	128,309	148,055	19,746	15

Segment Total	2,298,365	2,522,672	224,307	10

Difference between Segment Total and Consolidated Amounts	(5,657)	(2,307)	3,350	—

Consolidated Amounts	¥2,292,708	¥2,520,365	¥227,657	10

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services and Maintenance Leasing	¥58,662	¥239,802	¥181,140	309
Real Estate	24,353	31,990	7,637	31
PE Investment and Concession	3,431	(11,682)	(15,113)	—
Environment and Energy	26,946	3,048	(23,898)	(89)
Insurance	54,615	53,290	(1,325)	(2)
Banking and Credit	47,685	41,498	(6,187)	(13)
Aircraft and Ships	4,924	(2,319)	(7,243)	—
ORIX USA	39,419	75,235	35,816	91
ORIX Europe	39,063	49,334	10,271	26
Asia and Australia	12,179	51,165	38,986	320

Segment Total	311,277	531,361	220,084	71

Difference between Segment Total and Consolidated Amounts	(23,716)	(26,485)	(2,769)	—

Consolidated Amounts	¥287,561	¥504,876	¥217,315	76

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services and Maintenance Leasing	¥1,676,063	¥1,516,795	¥(159,268)	(10)
Real Estate	872,095	910,101	38,006	4
PE Investment and Concession	378,698	353,581	(25,117)	(7)
Environment and Energy	489,174	703,608	214,434	44
Insurance	1,959,521	2,072,145	112,624	6
Banking and Credit	2,690,627	2,687,156	(3,471)	(0)
Aircraft and Ships	601,762	684,098	82,336	14
ORIX USA	1,220,081	1,364,142	144,061	12
ORIX Europe	369,546	401,869	32,323	9
Asia and Australia	1,084,222	1,306,089	221,867	20

Segment Total	11,341,789	11,999,584	657,795	6

Difference between Segment Total and Consolidated Amounts	2,221,293	2,271,088	49,795	2

Consolidated Amounts	¥13,563,082	¥14,270,672	¥707,590	5

Corporate Financial Services and Maintenance Leasing
Segment profits increased 309% to ¥239,802 million compared to fiscal 2021. This increase was due primarily to an increase in gains on sales of subsidiaries and affiliates resulting from the sale of the business of Yayoi, but also due to an increase in operating leases revenues resulting from an increase in gains on sales of used cars in our automobile-related businesses and an increase in gains on investment securities and dividends resulting from the IPO of an investee.
Segment assets decreased 10% to ¥1,516,795 million compared to the end of fiscal 2021. This decrease was due to decreases in net investment in leases, investment in operating leases, and goodwill, intangible assets acquired in business combinations.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥58,996	¥57,580	¥(1,416)	(2)
Gains on investment securities and dividends	1,616	4,417	2,801	173
Operating leases	247,190	254,956	7,766	3
Sales of goods and real estate	10,348	9,741	(607)	(6)
Services income	112,865	118,644	5,779	5

Total Segment Revenues	431,015	445,338	14,323	3

Interest expense	6,252	5,783	(469)	(8)
Costs of operating leases	199,774	191,291	(8,483)	(4)
Costs of goods and real estate sold	6,832	6,516	(316)	(5)
Services expense	56,447	58,148	1,701	3
Selling, general and administrative expenses	86,308	87,753	1,445	2
Provision for credit losses, and write-downs of long-lived assets and securities	1,405	2,388	983	70
Other	16,528	17,175	647	4

Total Segment Expenses	373,546	369,054	(4,492)	(1)

Segment Operating Income	57,469	76,284	18,815	33

Equity in Net income (Loss) of Affiliates and others	1,193	163,518	162,325	—

Segment Profits	¥58,662	¥239,802	¥181,140	309

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥610,366	¥580,161	¥(30,205)	(5)
Installment loans	330,917	325,482	(5,435)	(2)
Investment in operating leases	548,677	517,233	(31,444)	(6)
Investment in securities	30,318	34,987	4,669	15
Property under facility operations	18,726	17,199	(1,527)	(8)
Inventories	630	594	(36)	(6)
Advances for finance lease and operating lease	500	1,800	1,300	260
Investment in affiliates	18,049	16,929	(1,120)	(6)
Goodwill, intangible assets acquired in business combinations	117,880	22,410	(95,470)	(81)

Total Segment Assets	¥1,676,063	¥1,516,795	¥(159,268)	(10)

Real Estate
Segment profits increased 31% to ¥31,990 million compared to fiscal 2021. This increase was due to an increase in services income from operating facilities, an increase in operating leases revenues resulting from sales of real estate under operating leases, and an increase in gains on investment securities and dividends resulting from the sale of an investee.
Segment assets increased 4% to ¥910,101 million compared to the end of fiscal 2021. This increase was due to an increase in investment in affiliates and advances for finance lease and operating lease.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥6,206	¥5,602	¥(604)	(10)
Operating leases	46,022	48,091	2,069	4
Sales of goods and real estate	91,348	97,138	5,790	6
Services income	215,805	235,746	19,941	9
Other	417	4,111	3,694	886

Total Segment Revenues	359,798	390,688	30,890	9

Interest expense	2,493	2,873	380	15
Costs of operating leases	24,929	25,006	77	0
Costs of goods and real estate sold	76,071	79,612	3,541	5
Services expense	202,269	218,985	16,716	8
Selling, general and administrative expenses	35,980	34,677	(1,303)	(4)
Provision for credit losses, and write-downs of long-lived assets and securities	1,994	262	(1,732)	(87)
Other	(2,170)	(1,150)	1,020	—

Total Segment Expenses	341,566	360,265	18,699	5

Segment Operating Income	18,232	30,423	12,191	67

Equity in Net income (Loss) of Affiliates and others	6,121	1,567	(4,554)	(74)

Segment Profits	¥24,353	¥31,990	¥7,637	31

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥66,371	¥62,498	¥(3,873)	(6)
Investment in operating leases	291,877	300,460	8,583	3
Investment in securities	8,543	4,289	(4,254)	(50)
Property under facility operations	149,479	155,750	6,271	4
Inventories	94,429	97,667	3,238	3
Advances for finance lease and operating lease	98,820	112,309	13,489	14
Investment in affiliates	99,105	113,178	14,073	14
Advances for property under facility operations	4,089	6,857	2,768	68
Goodwill, intangible assets acquired in business combinations	59,382	57,093	(2,289)	(4)

Total Segment Assets	¥872,095	¥910,101	¥38,006	4

PE Investment and Concession
Segment profits decreased by ¥15,113 million to losses of ¥11,682 million as compared to segment profits of ¥3,431 million in fiscal 2021. This decrease was due to the write-down of assets to be transferred in connection with the conclusion of asset transfer agreements at a certain investee, as well as the write-down of inventories at a certain investee. In addition, there was a decrease in equity in net income (loss) of affiliates at our three airports in Kansai in our concession business.
Segment assets decreased 7% to ¥353,581 million compared to the end of fiscal 2021. This decrease was due to a decrease in inventories and property under facility operations at a certain investee and a decrease in the book value of investment in affiliates resulting from the inclusion of equity in net loss of our three airports in Kansai.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥152	¥237	¥85	56
Gains on investment securities and dividends	846	2,555	1,709	202
Operating leases	6,462	33,870	27,408	424
Sales of goods and real estate	301,732	320,104	18,372	6
Services income	22,030	28,973	6,943	32

Total Segment Revenues	331,222	385,739	54,517	16

Interest expense	1,719	2,547	828	48
Costs of operating leases	3,099	23,643	20,544	663
Costs of goods and real estate sold	259,740	289,522	29,782	11
Services expense	15,947	19,150	3,203	20
Selling, general and administrative expenses	35,471	52,742	17,271	49
Provision for credit losses, and write-downs of long-lived assets and securities	3,622	12,599	8,977	248
Other	266	(11,844)	(12,110)	—

Total Segment Expenses	319,864	388,359	68,495	21

Segment Operating Income	11,358	(2,620)	(13,978)	—

Equity in Net income (Loss) of Affiliates and others	(7,927)	(9,062)	(1,135)	—

Segment Profits	¥3,431	¥(11,682)	¥(15,113)	—

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,541	¥1,689	¥148	10
Investment in operating leases	23,455	43,686	20,231	86
Investment in securities	12,918	12,129	(789)	(6)
Property under facility operations	43,972	40,725	(3,247)	(7)
Inventories	45,597	39,554	(6,043)	(13)
Investment in affiliates	55,421	43,498	(11,923)	(22)
Advances for property under facility operations	6,732	1,323	(5,409)	(80)
Goodwill, intangible assets acquired in business combinations	189,062	170,977	(18,085)	(10)

Total Segment Assets	¥378,698	¥353,581	¥(25,117)	(7)

Environment and Energy
Segment profits decreased 89% to ¥3,048 million compared to fiscal 2021. This decrease was due to the write-down of our two coal-biomass co-fired
power plants, which considered changes in the environment surrounding the power generation business and our business strategy for those plants in fiscal 2022, in addition, the absence of bargain purchase gains and gains on sales of subsidiaries and affiliates recorded in fiscal 2021 resulting from the conversion of an investee involved in wind power generation business in India into a wholly-owned subsidiary. However these decreases were partially offset by an increase in equity in net income (loss) of affiliates at an investee.
Segment assets increased 44% to ¥703,608 million compared to the end of fiscal 2021. This increase was due to the acquisition of a subsidiary that resulted in the recording of property under facility operations and goodwill, intangible assets acquired in business combinations.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥1,315	¥1,001	¥(314)	(24)
Services income	136,360	155,303	18,943	14
Other	4,296	3,928	(368)	(9)

Total Segment Revenues	141,971	160,232	18,261	13

Interest expense	10,821	5,365	(5,456)	(50)
Services expense	106,577	123,981	17,404	16
Selling, general and administrative expenses	12,055	12,814	759	6
Provision for credit losses, and write-downs of long-lived assets and securities	567	19,564	18,997	—
Other	608	1,518	910	150

Total Segment Expenses	130,628	163,242	32,614	25

Segment Operating Income	11,343	(3,010)	(14,353)	—

Equity in Net income (Loss) of Affiliates and others	15,603	6,058	(9,545)	(61)

Segment Profits	¥26,946	¥3,048	¥(23,898)	(89)

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥8,978	¥7,910	¥(1,068)	(12)
Installment loans	0	711	711	—
Investment in operating leases	2,051	279	(1,772)	(86)
Investment in securities	814	961	147	18
Property under facility operations	262,016	330,598	68,582	26
Inventories	396	356	(40)	(10)
Advances for finance lease and operating lease	1,392	6	(1,386)	(100)
Investment in affiliates	180,492	204,260	23,768	13
Advances for property under facility operations	19,963	57,520	37,557	188
Goodwill, intangible assets acquired in business combinations	13,072	101,007	87,935	673

Total Segment Assets	¥489,174	¥703,608	¥214,434	44

Insurance
Despite an increase in life insurance premiums and related investment income at ORIX Life Insurance in line with an increase in insurance contracts, segment profits decreased 2% to ¥53,290 million compared to fiscal 2021. This decrease was due to the absence of reversal of policy liability reserve related to variable life insurance contracts at the former Hartford Life Insurance recorded in fiscal 2021.
Segment assets increased 6% to ¥2,072,145 million compared to the end of fiscal 2021. This increase was due to an increase in investment in securities.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥242	¥265	¥23	10
Life insurance premiums and related investment income	489,985	484,377	(5,608)	(1)
Other	1,667	2,062	395	24

Total Segment Revenues	491,894	486,704	(5,190)	(1)

Interest expense	500	551	51	10
Life insurance costs	374,394	368,926	(5,468)	(1)
Selling, general and administrative expenses	62,203	63,731	1,528	2
Provision for credit losses, and write-downs of long-lived assets and securities	7	(0)	(7)	—
Other	184	288	104	57

Total Segment Expenses	437,288	433,496	(3,792)	(1)

Segment Operating Income	54,606	53,208	(1,398)	(3)

Equity in Net income (Loss) of Affiliates and others	9	82	73	811

Segment Profits	¥54,615	¥53,290	¥(1,325)	(2)

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥17,315	¥17,983	¥668	4
Investment in operating leases	28,909	28,296	(613)	(2)
Investment in securities	1,908,148	2,021,134	112,986	6
Goodwill, intangible assets acquired in business combinations	5,149	4,732	(417)	(8)

Total Segment Assets	¥1,959,521	¥2,072,145	¥112,624	6

Banking and Credit
Segment profits decreased 13% to ¥41,498 million compared to fiscal 2021. This decrease was primarily at ORIX Credit, due to the absence of the reversal of provision for credit losses recorded in fiscal 2021 resulting from reduced demand for funds owing to the
COVID-19
pandemic, and an increase in advertising expenses in fiscal 2022.
Segment assets totaled ¥2,687,156 million, remaining relatively unchanged compared to the end of fiscal 2021.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥78,071	¥76,190	¥(1,881)	(2)
Gains on investment securities and dividends	675	2,204	1,529	227
Services income	4,978	6,427	1,449	29

Total Segment Revenues	83,724	84,821	1,097	1

Interest expense	5,207	5,259	52	1
Services expense	5,791	6,726	935	16
Selling, general and administrative expenses	24,573	29,112	4,539	18
Provision for credit losses, and write-downs of long-lived assets and securities	508	2,395	1,887	371
Other	(37)	(168)	(131)	—

Total Segment Expenses	36,042	43,324	7,282	20

Segment Operating Income	47,682	41,497	(6,185)	(13)

Equity in Net income (Loss) of Affiliates and others	3	1	(2)	(67)

Segment Profits	¥47,685	¥41,498	¥(6,187)	(13)

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,402,916	¥2,397,532	¥(5,384)	(0)
Investment in securities	275,740	277,786	2,046	1
Investment in affiliates	200	67	(133)	(67)
Goodwill, intangible assets acquired in business combinations	11,771	11,771	0	—

Total Segment Assets	¥2,690,627	¥2,687,156	¥(3,471)	(0)

Aircraft and Ships
Segment profits decreased by ¥7,243 million to losses of ¥2,319 million as compared to ¥4,924 million of segment profits in fiscal 2021. This decrease was due primarily to impairment losses and other factors of ¥7,855 million (reduced to reflect the Group’s ownership share) on Avolon’s aircraft placed within the Russian territories, despite increases in services income and operating leases revenues in our ship-related businesses.
Segment assets increased 14% to ¥684,098 million compared to the end of fiscal 2021. This increase was due to an increase in installment loans in our ship-related businesses.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥1,172	¥2,580	¥1,408	120
Operating leases	27,105	28,620	1,515	6
Services income	3,340	7,439	4,099	123

Total Segment Revenues	31,617	38,639	7,022	22

Interest expense	13,103	11,400	(1,703)	(13)
Costs of operating leases	14,188	17,965	3,777	27
Services expense	655	865	210	32
Selling, general and administrative expenses	6,883	7,325	442	6
Provision for credit losses, and write-downs of long-lived assets and securities	(159)	2,331	2,490	—
Other	372	(4,932)	(5,304)	—

Total Segment Expenses	35,042	34,954	(88)	(0)

Segment Operating Income	(3,425)	3,685	7,110	—

Equity in Net income (Loss) of Affiliates and others	8,349	(6,004)	(14,353)	—

Segment Profits	¥4,924	¥(2,319)	¥(7,243)	—

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥2,994	¥0	¥(2,994)	—
Installment loans	30,757	81,695	50,938	166
Investment in operating leases	262,482	271,910	9,428	4
Investment in securities	0	0	0	—
Inventories	0	113	113	—
Advances for finance lease and operating lease	578	0	(578)	—
Investment in affiliates	293,469	320,058	26,589	9
Goodwill, intangible assets acquired in business combinations	11,482	10,322	(1,160)	(10)

Total Segment Assets	¥601,762	¥684,098	¥82,336	14

ORIX USA
Segment profits increased 91% to ¥75,235 million compared to fiscal 2021. This increase was due to increases in gains on investment securities and dividends and gains on sales of subsidiaries and affiliates resulting from the sales of investees. In addition, there was a decrease in provision for credit losses as compared to fiscal 2021.
Segment assets increased 12% to ¥1,364,142 million compared to the end of fiscal 2021. This increase was primarily due to foreign exchange effects.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥87,172	¥90,708	¥3,536	4
Gains on investment securities and dividends	24,510	37,802	13,292	54
Services income	22,546	29,699	7,153	32
Other	3,789	3,135	(654)	(17)

Total Segment Revenues	138,017	161,344	23,327	17

Interest expense	20,471	17,140	(3,331)	(16)
Services expense	2,765	4,149	1,384	50
Selling, general and administrative expenses	68,085	79,404	11,319	17
Provision for credit losses, and write-downs of long-lived assets and securities	13,480	(88)	(13,568)	—
Other	1,496	1,989	493	33

Total Segment Expenses	106,297	102,594	(3,703)	(3)

Segment Operating Income	31,720	58,750	27,030	85

Equity in Net income (Loss) of Affiliates and others	7,699	16,485	8,786	114

Segment Profits	¥39,419	¥75,235	¥35,816	91

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥458	¥475	¥17	4
Installment loans	617,822	717,183	99,361	16
Investment in operating leases	5,317	4,653	(664)	(12)
Investment in securities	342,631	367,190	24,559	7
Property under facility operations and servicing assets	72,094	79,000	6,906	10
Inventories	603	685	82	14
Advances for finance lease and operating lease	378	945	567	150
Investment in affiliates	43,816	45,337	1,521	3
Goodwill, intangible assets acquired in business combinations	136,962	148,674	11,712	9

Total Segment Assets	¥1,220,081	¥1,364,142	¥144,061	12

ORIX Europe
Segment profits increased 26% to ¥49,334 million compared to fiscal 2021. This increase was due to an increase in services income resulting from an increase in the average amount of assets under management, partially offset by a write-down of intangible assets.
Segment assets increased 9% to ¥401,869 million compared to the end of fiscal 2021. This increase was due to an increase in investment in securities.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥171	¥56	¥(115)	(67)
Gains on investment securities and dividends	10,239	1,849	(8,390)	(82)
Services income	150,388	219,207	68,819	46

Total Segment Revenues	160,798	221,112	60,314	38

Interest expense	(75)	(647)	(572)	—
Services expense	39,877	53,199	13,322	33
Selling, general and administrative expenses	73,549	95,620	22,071	30
Provision for credit losses, and write-downs of long-lived assets and securities	34	0	(34)	—
Other	6,836	23,115	16,279	238

Total Segment Expenses	120,221	171,287	51,066	42

Segment Operating Income	40,577	49,825	9,248	23

Equity in Net income (Loss) of Affiliates and others	(1,514)	(491)	1,023	—

Segment Profits	¥39,063	¥49,334	¥10,271	26

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥45,540	¥82,770	¥37,230	82
Investment in affiliates	1,770	2,221	451	25
Goodwill, intangible assets acquired in business combinations	322,236	316,878	(5,358)	(2)

Total Segment Assets	¥369,546	¥401,869	¥32,323	9

Asia and Australia
Segment profits increased 320% to ¥51,165 million compared to fiscal 2021. This increase was due to the absence of the recording of impairment loss on investments in affiliates recorded in fiscal 2021 and an increase in equity in net income (loss) of affiliates at an investee. In addition, there were increases in finance revenues in China and operating leases revenues in South Korea and Australia.
Segment assets increased 20% to ¥1,306,089 million compared to the end of fiscal 2021. This increase was due to increases in net investment in leases, installment loans, and investment in operating leases in China, South Korea, and Australia. In addition, there was an increase in investment in affiliates in China.

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥39,931	¥47,166	¥7,235	18
Gains on investment securities and dividends	7,578	3,673	(3,905)	(52)
Operating leases	68,104	82,004	13,900	20
Services income	12,631	14,635	2,004	16
Other	65	577	512	788

Total Segment Revenues	128,309	148,055	19,746	15

Interest expense	20,439	20,548	109	1
Costs of operating leases	50,954	61,595	10,641	21
Services expense	8,881	9,672	791	9
Selling, general and administrative expenses	25,939	29,711	3,772	15
Provision for credit losses, and write-downs of long-lived assets and securities	3,514	891	(2,623)	(75)
Other	1,003	(888)	(1,891)	—

Total Segment Expenses	110,730	121,529	10,799	10

Segment Operating Income	17,579	26,526	8,947	51

Equity in Net income (Loss) of Affiliates and others	(5,400)	24,639	30,039	—

Segment Profits	¥12,179	¥51,165	¥38,986	320

	As of March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥338,603	¥405,043	¥66,440	20
Installment loans	271,038	321,994	50,956	19
Investment in operating leases	235,182	286,214	51,032	22
Investment in securities	32,804	48,052	15,248	46
Property under facility operations	1,284	1,084	(200)	(16)
Inventories	377	483	106	28
Advances for finance lease and operating lease	3,064	3,919	855	28
Investment in affiliates	195,413	232,471	37,058	19
Goodwill, intangible assets acquired in business combinations	6,457	6,829	372	6

Total Segment Assets	¥1,084,222	¥1,306,089	¥221,867	20

Revenues, New Business Volumes and Investments
Finance revenues

	Year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥271,194	¥279,589	¥8,395	3

Finance revenues increased 3% to ¥279,589 million for fiscal 2022 compared to fiscal 2021 due primarily to an increase in the average balance of installment loans and net investment in leases.
Net investment in leases

	As of and for the year ended March 31,		Change
	2021	2022	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases:
New equipment acquisitions	¥353,256	¥464,150	¥110,894	31
Japan	192,708	210,773	18,065	9
Overseas	160,548	253,377	92,829	58
Net investment in leases	1,029,518	1,057,973	28,455	3

New equipment acquisitions related to net investment in leases increased 31% to ¥464,150 million compared to fiscal 2021. In Japan, new equipment acquisitions increased 9% in fiscal 2022 compared to fiscal 2021. In overseas, new equipment acquisitions increased 58% in fiscal 2022 compared to fiscal 2021 due to increases in Asia.
Net investment in leases as of March 31, 2022 increased 3% to ¥1,057,973 million compared to March 31, 2021 due mainly to increases in assets in Overseas.
As of March 31, 2022, no single lessee represented more than 1% of the balance of net investment in leases. As of March 31, 2022, 62% of our net investment in leases were to lessees in Japan, while 38% were to overseas lessees. 12% and 5% of our net investment in leases were to lessees in China and Malaysia, respectively. No other overseas country represented more than 5% of our total portfolio of net investment in leases

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

New loans added remained flat at ¥1,202,677 million compared to fiscal 2021. In Japan, new loans added decreased 11% to ¥766,453 million in fiscal 2022 compared to fiscal 2021. In overseas, new loans added increased 30% to ¥436,224 million compared to fiscal 2021 due mainly to increased lending activity in the Americas and ship-related finance.
The balance of installment loans as of March 31, 2022 increased 5% to ¥3,862,604 million compared to March 31, 2021, due mainly to increases in the new loans added in the Americas and ship-related finance, as well as the effect of changes in foreign exchange rates.

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
The balance of installment loans to consumer borrowers in Japan as of March 31, 2022 remained flat at ¥2,209,027 million compared to the balance as of March 31, 2021, due primarily to a decrease in the balance of card loans despite an increase in the balance of real estate loans for consumer. The balance of installment loans to corporate borrowers in Japan as of March 31, 2022 decreased 2% to ¥521,299 million compared to the balance as of March 31, 2021, due mainly to the collection amount exceeded the new loans added. The balance of installment loans to consumer borrowers in overseas as of March 31, 2022 increased 33% to ¥135,996 million compared to the balance as of March 31, 2021, due primarily to an increase in the balance of real estate loans for consumer and foreign exchange effects. The balance of installment loans to corporate borrowers in overseas as of March 31, 2022 increased 21% to ¥982,535 million compared to the balance as of March 31, 2021 in line with the aforementioned increase in the Americas and ship-related finance, as well as foreign exchange effects.
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
The provision as a percentage of the average balance of installment loans not individually assessed for credit losses increased 0.04% compared to fiscal 2021 due mainly to a decrease in a reversal in the Americas. The reversal in fiscal 2021 resulted from the improvement of forecasted future economic indicators such as GDP growth rates and unemployment rates in the Americas.

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

The provision for credit losses on installment loans individually assessed for credit losses was ¥15,248 million and ¥3,355 million, respectively, in fiscal 2021 and fiscal 2022. The charge-off
of installment loans individually assessed for credit losses was ¥16,356 million and ¥5,502 million, in fiscal 2021 and fiscal 2022, respectively. The provision for credit losses on installment loans individually assessed for credit losses decreased ¥11,893 million compared to fiscal 2021. The charge-off
of installment loans individually assessed for credit losses decreased ¥10,854 million compared to fiscal 2021.
The table below sets forth the outstanding balance of
non-performing
loans individually assessed for credit losses by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually assessed for credit losses. The balance of individually assessed non-performing
loans of commercial, industrial and other companies in overseas decreased due mainly to a decrease in the Americas.

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

Troubled debt restructuring
A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties. The balance of pre-modification
outstanding recorded investment of troubled debt restructurings for financing receivables occurred during fiscal 2021 and fiscal 2022 were ¥24,002 million and ¥14,242 million, respectively. And the balance of post-modification outstanding recorded investment were ¥19,776 million and ¥11,471 million for fiscal 2021 and fiscal 2022, respectively.
While there were certain other payment deferral requests for financing receivables which we accepted, due to the spread of the
COVID-19,
those receivables are not included in the troubled debt restructuring as we determined those deferrals did not meet the definition of troubled debt restructuring.

For further information, see Note 8 of “Item 18. Financial Statements.”
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

*1
“Provision for credit losses” in the consolidated statements of income amounted to ¥16,021 million and ¥3,939 million for fiscal 2021 and fiscal 2022, respectively, and the amounts include provision for credit losses on other than net investment in leases and installment loans.

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
The provision on installment loans not individually assessed for credit losses were ¥580 million and ¥2,222 million in fiscal 2021 and fiscal 2022, respectively. The provision for credit losses on loans not individually assessed in fiscal 2022 increased compared to fiscal 2021 due mainly to a decrease in a reversal in the Americas. The reversal in fiscal 2021 resulted from the improvement of forecasted future economic indicators such as GDP growth rates and unemployment rates in the Americas.
The provision on installment loans individually assessed for credit losses were ¥15,248 million and ¥3,355 million in fiscal 2021 and fiscal 2022, respectively. The provision for credit losses on loans individually assessed decreased mainly in the Americas.
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
The provision for credit losses on
off-balance
sheet credit exposures in fiscal 2022 was a reversal of ¥4,449 million, which was caused mainly by improved macroeconomic forecast in the Americas.
For further information, see Note 8 of “Item 18. Financial Statements.” In addition, for further information about allowance for off-balance
sheet credit exposures and allowance for credit losses on
available-for-sale
debt securities, see Note 30 and 9 of “Item 18. Financial Statements.”
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

New securities added decreased to ¥620,660 million in fiscal 2022 compared to fiscal 2021. New securities added in Japan decreased 27% in fiscal 2022 compared to fiscal 2021 due primarily to a decrease in investments in government bond securities and corporate debt securities. New securities added overseas increased 66% in fiscal 2022 compared to fiscal 2021 due primarily to an increase in investments in equity securities and
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

Investments in equity securities as of March 31, 2022 increased 4% to ¥560,643 million compared to March 31, 2021 due primarily to an increase in investment in equity securities with readily determinable fair value in Europe and fund investment in Asia. Investments in trading debt securities as of March 31, 2022 decreased 6% to ¥2,503 million compared to March 31, 2021. Investments in available-for-sale
debt securities as of March 31, 2022 increased 9% to ¥2,174,891 million compared to March 31, 2021 due primarily to an increase in investments in government bond securities, municipal bond securities and corporate debt securities in Japan.
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
Revenues from operating leases in fiscal 2022 increased 13 % to ¥450,454 million compared to fiscal 2021 primarily due to an increase resulting from the acquisition of a subsidiary and an increase in gains on sales of vehicles under operating leases. In fiscal 2021 and 2022, gains from the disposition of operating lease assets were ¥26,358 million and ¥40,148 million, respectively.
Costs of operating leases increased 9% to ¥322,070 million in fiscal 2022 compared to fiscal 2021 primarily due to an increase resulting from the acquisition of a subsidiary.
New equipment acquisitions related to operating leases increased 28% to ¥388,403 million in fiscal 2022 compared to fiscal 2021 due primarily to an increase in investments in real estate under operating leases in Japan, and an increase in new equipment acquisitions in the automobile leasing business in Asia and Australia.
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

Investment in transportation equipment operating leases as of March 31, 2022 increased 3% to ¥898,602 million compared to March 31, 2021 due primarily to an increase in new equipment acquisitions in the automobile leasing business in Asia and Australia. Investment in measuring and information-related equipment operating leases as of March 31, 2022 increased 1% to ¥120,067 million compared to March 31, 2021 due primarily to an increase in investment in the rental business. Investment in real estate operating leases as of March 31, 2022 increased 4% to ¥260,284 million compared to March 31, 2021 due primarily to an increase in investments in real estate under operating leases in Japan. Investment in other operating leases as of March 31, 2022 increased 88% to ¥45,782 million compared to March 31, 2021 due primarily to an increase resulting from the acquisition of a subsidiary.
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

Life insurance costs decreased 2% to ¥368,140 million in fiscal 2022 compared to fiscal 2021 due mainly to a decrease in a provision of liability reserve in line with the aforementioned decrease in investment income from variable annuity and variable life insurance contracts.

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
Sales of goods and real estate increased 6% to ¥435,398 million compared to fiscal 2021 due mainly to an increase in sales of goods of investees.
Costs of goods and real estate sold increased 10% to ¥381,119 million compared to fiscal 2021 due mainly to an increase in costs of goods. We recognized ¥2,510 million and ¥10,492 million of write-downs for fiscal 2021 and 2022, respectively, which were included in costs of goods and real estate sold. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.
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
Services income increased 20% to ¥816,604 million in fiscal 2022 compared to fiscal 2021 due mainly to an increase in the average balance of assets under management in the asset management business in fiscal 2021.
Services expense increased 13% to ¥495,110 million in fiscal 2022 compared to fiscal 2021 due mainly to an increase in the average balance of assets under management in the asset management business in fiscal 2021, similar to the aforementioned decrease in services income.
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
Write-downs of long-lived assets
As a result of impairment reviews we performed in fiscal 2022 for long-lived assets in Japan and overseas, such as office buildings, commercial facilities other than office buildings, condominiums, hotels, and land undeveloped or under construction, write-downs of long-lived assets increased by ¥32,646 million to ¥35,666 million in fiscal 2022 compared to ¥3,020 million in fiscal 2021. These write-downs, which are reflected as write-downs of long-lived assets, consisted of impairment losses of ¥869 million on 4 commercial facilities other than office buildings, ¥96 million on 51 condominiums and ¥34,701 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-downs of other long-lived assets in fiscal 2022 include write-downs of ¥31,205 million of property under facility operations and others held by subsidiaries and ¥2,331 million of two aircraft. For further information, see Note 24 of “Item 18. Financial Statements.”
Write-downs of securities
Write-downs of securities in fiscal 2022 were mainly in connection with foreign available-for-sale
debt securities and
non-marketable
equity securities. Write-downs of securities decreased to ¥730 million in fiscal 2022 compared to ¥5,935 million in fiscal 2021. For further information, see Note 9 of “Item 18. Financial Statements.”
Equity in net income (loss) of affiliates
Equity in net income (loss) of affiliates increased in fiscal 2022 to ¥15,006 million compared to ¥481 million in fiscal 2021 due to increases in equity in net income (loss) of affiliates from an investee relating to overseas renewable energy and investees in Asia despite decreases in equity in net income (loss) of affiliates from our three airports in Kansai, and equity in net income (loss) of Avolon which recorded losses primarily resulting from an impairment loss on aircraft located in Russia. For further information, see Note 12 of “Item 18. Financial Statements.”
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
Provision for income taxes
Provision for income taxes increased to ¥187,264 million in fiscal 2022 compared to ¥90,747 million in fiscal 2021 due primarily to an increase in income before income taxes. For further information, see Note 16 of “Item 18. Financial Statements.”
Net income attributable to the noncontrolling interests
Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net income attributable to the noncontrolling interests in fiscal 2022 was ¥5,477 million, compared to ¥4,453 million in fiscal 2021.
Net income attributable to the redeemable noncontrolling interests
Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable interests. Net loss attributable to the redeemable noncontrolling interests in fiscal 2021 was ¥23 million. There was no net income or loss attributable to the redeemable noncontrolling interests in fiscal 2022. For further information, see Note 18 of “Item 18. Financial Statements.”
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
Uncertainties caused by geopolitical instability remain, including due to the Russia-Ukraine crisis, as well as increased rates of inflation and supply chain issues around the world, central bank monetary policy, and credit concerns among U.S. and European financial institutions. Depending on future developments, we expect an increase in liquidity risk, including higher procurement costs. Specifically, we may be unable to borrow new funds or roll-over existing funds; we may be unable to issue bonds, MTNs and CP in the capital markets; and we expect there will be an increase in the amount of interest we need to pay if we are able to access such funding. Notwithstanding the current environment, the ORIX Group is working to maintain stable procurement and reduce liquidity risk in accordance with the above policy. In addition, with respect to rising costs, we are working to maintain a high rating from rating agencies and to maintain good communication with the market so that we can raise funds at reasonable interest rates when refinancing our existing funding.

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
ORIX Bank obtains most of the funds it needs to operate its business through deposit taking. Although ORIX Bank provides loans to several companies in the ordinary course of its business, such loans are subject to a maximum limit set by the Japanese Banking Act. Under such regulations, ORIX Bank is restricted from making loans to other members of ORIX Group in an aggregate amount exceeding a regulatory limit. ORIX Life Insurance underwrites insurance, receives insurance premiums from policyholders, and conducts financing and investment activities, including lending. However, lending from ORIX Life Insurance to other members of ORIX Group is subject to regulation, including under the Japanese Insurance Business Act. For these reasons, ORIX Group manages its liquidity separately from ORIX Bank and ORIX Life Insurance.
Sources of Liquidity
Borrowings from Financial Institutions
ORIX Group borrows from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2023, the number of our lenders was about 200. We have promoted regular face-to-face
communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. As of March 31, 2022 and 2023, short-term debt from Japanese and foreign financial institutions were ¥399,589 million and ¥464,287 million, respectively, while long-term debt from financial institutions were ¥3,240,763 million and ¥3,734,530 million, respectively.
In fiscal 2023, we procured ¥34,000 million in financing by entering into a subordinated syndicated loan (hybrid loan). We intend to continue to strengthen our financial condition, while maintaining appropriately diverse funding.
Committed Credit Facilities
We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2022 and 2023 were ¥651,379 million and ¥698,560 million, respectively. Of these figures, the unused amount as of March 31, 2022 and 2023 were ¥507,181 million and ¥518,585 million, respectively. A portion of these facilities is arranged to be drawn down in foreign currencies by ORIX and certain of our overseas subsidiaries. The decision to enter into a committed credit facility is made based on factors including our balance of cash and cash equivalents and repayment schedules of short-term debt such as CP.

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
The total balance of bonds and MTNs issued as of March 31, 2022 and 2023 was ¥1,029,933 million and ¥1,324,622 million, respectively, of which bonds and MTNs amounting to ¥63,053 million and ¥48,189 million, respectively, were issued by overseas subsidiaries.
As of March 31, 2022 and 2023, the balance of bonds issued by ORIX for domestic institutional investors was ¥418,735 million and ¥468,864 million, respectively, while the balance of bonds issued by ORIX for individual investors were ¥149,780 million and ¥154,640 million, respectively. The balances of bonds and MTNs issued outside Japan were ¥388,195 million and ¥636,770 million as of March 31, 2022 and 2023, respectively.
CP
We offer CP as a direct financing source, and have successfully obtained a diverse range of investors such as financial institutions and investment trusts, as well as private corporations. We consider our liquidity levels and stagger the dates of issuance and maturity over time so as to avoid significant overlap. The balance of outstanding CP as of March 31, 2022 and 2023 was ¥40,050 million and ¥44,509 million, respectively.
Securitization
We securitize loan receivables and other assets. We recognize liabilities consolidated with such investments as our liabilities when required under applicable accounting standards. The total amounts of payables under securitized loan receivables and other assets as of March 31, 2022 and 2023 were ¥156,350 million and ¥150,571 million, respectively.
Deposits
ORIX Bank and ORIX Asia Limited each accept deposits from customers. These deposits taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.
The majority of deposits are attributable to ORIX Bank, which mainly attracts retail deposits, and which deposit balances remain stable. Deposit balances of ORIX Bank as of March 31, 2022 and 2023 were ¥2,267,323 million and ¥2,238,651 million, respectively.

Short-term and long-term debt and deposits
Short-term Debt

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Short-term debt :
Borrowings from financial institutions	¥399,589	¥464,287	¥64,698	16
Commercial paper	40,050	44,509	4,459	11

Total short-term debt	¥439,639	¥508,796	¥69,157	16

Note:
The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. There were no such liabilities recorded as of March 31, 2022 and 2023.

Short-term debt as of March 31, 2023 was ¥508,796 million. The ratio was 9% and 9% of total debt (excluding deposits) as of March 31, 2022 and 2023. As of March 31, 2023, 91% of short-term debt was borrowings from financial institutions.
Long-term debt

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Long-term debt :
Borrowings from financial institutions	¥3,240,763	¥3,734,530	¥493,767	15
Bonds	997,654	1,175,087	177,433	18
Medium-term notes	32,279	149,535	117,256	363
Payable under securitized loan receivables and other assets	156,350	150,571	(5,779)	(4)

Total long-term debt	¥4,427,046	¥5,209,723	¥782,677	18

Note:
The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. Such liabilities as of March 31, 2022 and 2023 were ¥431,312 million and ¥349,528 million, respectively.

Long-term debt as of March 31, 2023 was ¥5,209,723 million. The ratio was 91% and 91% of total debt (excluding deposits) as of March 31, 2022 and 2023. Borrowings from financial institutions comprised 72% of the long-term debt as of March 31, 2023.
44% of interest paid on long-term debt in fiscal 2023 was fixed rate interest, with the remainder being floating rate interest.
For information regarding the repayment schedule of our long-term debt and interest rates for short-term and long-term debt, see Note 14 of “Item 18. Financial Statements.”
We have entered into interest rate swaps and other derivative contracts to manage risk associated with fluctuations in interest rates. For information with respect to derivative financial instruments and hedging, see Note 26 of “Item 18. Financial Statements.”

Deposits

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Deposits	¥2,276,158	¥2,246,345	¥(29,813)	(1)

Note:	VIEs did not have any deposits as of March 31, 2022 and 2023.
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
We expect to continue to utilize SPEs structures for securitization of assets. For further information on our transfer of financial assets, see Note 10 of “Item 18. Financial Statements.”
Investment Products
We provide investment products to our customers that employ a contractual mechanism known in Japan as a kumiai
, which is in effect a type of SPEs. We arrange and market
kumiai
products to investors as a means to finance the purchase of aircraft, ships or other large-ticket items to be leased to third parties. A portion of the funds necessary to purchase the item is contributed by such investors, while the remainder is borrowed by the kumiai
from one or more financial institutions in the form of a
non-recourse
loan. The
kumiai
investors (and any lenders to the
kumiai
) retain all of the economic risks and rewards in connection with the purchase and leasing activities of the kumiai
, and all related gains or losses are recorded on the financial statements of investors in the kumiai
. We are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai
transactions. Fee income for arranging and administering these transactions is recognized in our consolidated financial statements. In most kumiai
transactions, excluding some
kumiai
and SPEs, we do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai
or its related SPEs and, accordingly, their assets are not reflected on our consolidated balance sheet.
Other Financial Transactions
We occasionally enter into loans, equity or other investments in SPEs in connection with finance transactions related to aircraft, ships and real estate, as well as transactions involving investment funds, in addition to real estate purchases and development projects. All transactions involving use of SPEs structures are evaluated to determine whether we hold a variable interest that would result in our being defined as the primary beneficiary of the SPEs. When we are considered to own the primary beneficial interest in the SPEs, the SPEs are fully consolidated into our consolidated financial statements. In all other circumstances our loan, equity or other investments are recorded on our consolidated balance sheets as appropriate.
See Note 11 of “Item 18. Financial Statements” for further information concerning our SPEs.

Contractual Obligations
The table below sets forth the maturities of contractual cash obligations as of March 31, 2023.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years

	(Millions of yen)
Contractual cash obligations:
Deposits	¥2,246,345	¥1,211,339	¥806,950	¥147,049	¥81,007
Long-term debt	5,209,723	877,260	1,269,463	1,219,961	1,843,039
Unconditional purchase obligations of lease equipment	4,066	0	4,066	0	0
Lease liabilities related to lessee leases	307,345	54,004	77,211	53,215	122,915
Unconditional noncancelable contracts for computer systems	14,199	5,846	5,926	2,426	1
Interest rate swaps:
Notional amount (floating to fixed)	569,282	76,916	151,352	114,632	226,382
Notional amount (fixed to floating)	46	—	—	—	46

Total contractual cash obligations	¥8,351,006	¥2,225,365	¥2,314,968	¥1,537,283	¥2,273,390

Items excluded from the above table include short-term debt of ¥508,796 million, trade notes, accounts and other payable of ¥366,851 million and policy liabilities and policy account balances of ¥2,065,366 million as of March 31, 2023.
For information on pension plans and derivatives, see Notes 17 and 26 of “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.
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
Year Ended March 31, 2023 Compared to Year Ended March 31, 2022
Cash, cash equivalents and restricted cash increased by ¥275,096 million to ¥1,366,908 million compared to March 31, 2022.
Cash flows provided by operating activities were ¥913,088 million during fiscal 2023, down from ¥1,103,370 million during fiscal 2022. This change resulted primarily from a decrease in an increase in policy liabilities and policy account balances, and an increase in payment of income taxes resulting from the sale of the business of Yayoi in the three months ended March 31, 2022.
Cash flows used in investing activities were ¥1,098,478 million during fiscal 2023, up from ¥808,846 million during fiscal 2022. This change resulted primarily from an increase in purchases of lease equipment and acquisitions of subsidiaries, and a decrease in sales of subsidiaries, partially offset by an increase in principal collected on installment loans and proceeds from sales of operating lease assets.
Cash flows provided by financing activities were ¥438,308 million during fiscal 2023 compared to the outflow of ¥306,618 million during fiscal 2022. This change resulted primarily from an increase in proceeds from debt with maturities longer than three months.
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
COMMITMENTS FOR CAPITAL EXPENDITURES
As of March 31, 2023, we had commitments for the purchase of equipment to be leased in the amount of ¥4,066 million. For information on commitments, guarantees and contingent liabilities, see Note 30 of “Item 18. Financial Statements.”
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.

TREND INFORMATION
See the discussion under “—Results of Operations” and “—Liquidity and Capital Resources.”
COMMITMENTS
The table below sets forth the maturities of guarantees and other commitments as of March 31, 2023.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years

	(Millions of yen)
Commitments:
Guarantees	¥921,864	¥91,435	¥204,080	¥243,659	¥382,690
Committed credit lines and other	605,939	196,911	108,309	42,042	258,677

Total commercial commitments	¥1,527,803	¥288,346	¥312,389	¥285,701	¥641,367

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
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risks of the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥436,069 million as of March 31, 2023.
The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae and Freddie Mac, including among others, that: the mortgage meets Fannie Mae and Freddie Mac requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty has been breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae and Freddie Mac for any related losses incurred. The subsidiary had no such repurchase claims during fiscal 2023.
For a discussion of commitments, guarantees and contingent liabilities, see Note 30 of “Item 18. Financial Statements.”
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Accounting estimates are an integral part of the financial statements prepared by management and are based upon management’s current judgments. Note 1 of “Item 18. Financial Statements” includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting estimates are particularly sensitive because of their significance to the consolidated financial statements and the possibility that future events affecting the estimates may differ significantly from management’s current judgments. We consider the accounting estimates discussed in this section to be critical for us for two reasons. First, the estimates require us to make assumptions about matters that are highly uncertain at the time the accounting estimates are made. Second, different estimates that we reasonably could have used in the relevant period, or changes in the accounting estimates that are reasonably likely to occur from period to period, could have a material impact on our financial condition or results of operations. We believe the following represent our critical accounting policies and estimates.

In addition, we carefully considered the future outlook regarding the spread of
COVID-19
etc. As of March 31, 2023, there was no significant impact on our accounting estimates. However, projections of unexpected events such as future outbreaks of infectious diseases, as well as sudden global economic changes due to such events are uncertain and may change rapidly. Therefore, our accounting assumptions and estimates may change over time.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, a number of significant judgments, assumptions and estimates may be required. If observable market prices are not available, we use internally-developed valuation techniques, such as discounted cash flow methodologies, to measure fair value. These valuation techniques involve determination of assumptions that market participants would use in pricing the asset or liability. This determination involves significant judgment, and the use of different assumptions and/or valuation techniques could have a material impact on our financial condition or results of operations. Significant assumptions used in measuring fair values have a pervasive effect on various estimates, such as estimates of the allowance for credit losses on real estate collateral-dependent loans, measurement of impairment of investments in securities, measurement of impairment of goodwill and other intangible assets, measurement of impairment of long-lived assets and recurring measurements of loans held for sale, investments in securities and derivative instruments.
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
The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). We mainly measure certain loans held for sale, trading debt securities, available-for-sale
debt securities, certain equity securities, derivatives, certain reinsurance recoverables in other assets and variable annuity and variable life insurance contracts in policy liabilities and policy account balances at fair value on a recurring basis. Certain subsidiaries measure certain loans held for sale, certain foreign government bond securities and foreign corporate debt securities included in available-for-sale
debt securities, certain investment funds included in equity securities, certain investment in affiliates, certain reinsurance contracts, and variable annuity and variable life insurance contracts at fair value on a recurring basis as they elected the fair value option.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2023:

	March 31, 2023
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(Millions of yen)
Financial Assets:
Loans held for sale	¥197,041	¥0	¥23,192	¥173,849
Trading debt securities	2,179	0	2,179	0
Available-for-sale debt securities	2,234,608	4,334	1,986,672	243,602
Equity securities	379,236	105,646	133,027	140,563
Certain investment in affiliates	2,511	0	0	2,511
Derivative assets	72,398	203	65,377	6,818
Other assets	4,676	0	0	4,676

Total	¥2,892,649	¥110,183	¥2,210,447	¥572,019

Financial Liabilities:
Derivative liabilities	¥71,366	¥1,484	¥55,240	¥14,642
Policy Liabilities and Policy Account Balances	163,734	0	0	163,734

Total	¥235,100	¥1,484	¥55,240	¥178,376

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.
As of March 31, 2023, financial assets measured at fair value on a recurring basis and classified as Level 3 and the percentages of total assets are as follows:

	March 31, 2023
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)

	(Millions of yen, except percentage data)
Level 3 Assets:
Loans held for sale	¥173,849	1

Available-for-sale debt securities	243,602	2
Japanese prefectural and foreign municipal bond securities	3,331	0
Corporate debt securities	4,737	0
Other asset-backed securities and debt securities	235,534	2

Equity securities	140,563	1
Investment funds	140,563	1

Certain investment in affiliates	2,511	0

Derivative assets	6,818	0
Options held/written and other	6,818	0

Other assets	4,676	0
Reinsurance recoverables	4,676	0

Total Level 3 financial assets	¥572,019	4

Total assets	¥15,266,191	100

As of March 31, 2023, the amount of financial assets classified as Level 3 was ¥572,019 million, among financial assets that we measured at fair value on a recurring basis. Level 3 assets represent 4% of our total assets.
Other asset-backed securities and debt securities, and Loans held for sale classified as Level 3 were ¥235,534 million and ¥173,849 million respectively, as of March 31, 2023, which are 41% and 30% of total Level 3 financial assets, respectively.
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
off-balance
sheet credit exposures.

Collective evaluation
When certain financial assets have similar risk characteristics to other financial assets, we collectively evaluate these financial assets as a pool. The forecasted future economic indicators correlated with the prior charge-off
experience are reflected to the estimate of the allowance for credit losses. Economic indicators correlated with prior charge-off
experience are determined over the reasonable and supportable forecasted period. Economic indicators include GDP growth rates, consumer price indices, unemployment rates, and government bond interest rates. We also consider forward-looking scenarios of how the selected economic indicators will change in the future. We use the latest economic forecasts available from the economic reports published by governments and central banks, as well as from third-party information providers as economic indicators.
Individual evaluation
When financial assets do not have similar risk characteristics to other financial assets, we evaluate individually the financial assets. In the individual assessment the allowance for credit losses is estimated individually based on the present value of expected future cash flows, the observable market price or the fair value of the collateral if the financial assets are collateral-dependent.
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
These allowance for
off-balance
sheet credit exposures is measured using the same measurement methodologies as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts.

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
Held-to-maturity
debt securities are in the scope of Credit Losses standard, see Note 1 “Significant Accounting and Reporting Policies (g) Allowance for credit losses” of “Item 18. Financial Statements.”
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
We have the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before we perform a quantitative goodwill impairment test. We perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the quantitative goodwill impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then we do not perform the quantitative goodwill impairment test. However, if we conclude otherwise or determine to bypass the qualitative assessment, we proceed to perform the quantitative goodwill impairment test. The quantitative goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. We test the goodwill at the reporting unit which is either the same level as an operating segment or one level below an operating segment.
We have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired before we perform a quantitative impairment test. We perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative impairment test for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, we conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then we do not perform the quantitative impairment test. However, if we conclude otherwise or determine to bypass the qualitative assessment, we calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. We compare the fair value with the carrying amount of the indefinite-lived intangible asset. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount and an impairment loss is recognized in an amount equal to the difference.
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
IMPAIRMENT OF LONG-LIVED ASSETS
We periodically perform an impairment review for long-lived assets held and used in operations, including tangible assets, intangible assets being depreciated or amortized, and real estate development projects, consisting primarily of office buildings, condominiums, aircraft, ships, mega solar facilities and other properties under facility operations. The assets are tested for recoverability whenever events or changes in circumstances indicate that those assets might be impaired, including, but not limited to, the following:

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
If the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying amount of the asset exceeds fair value. We determine the fair value using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques, as appropriate. Although management believes that the expected future cash flows and the calculations of fair value used to determine impairment are reasonable, if actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or shorter expected future periods to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets.
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
Certain subsidiaries ceded a portion of their minimum guarantee risk related to variable annuity and variable life insurance contracts to reinsurance companies in order to mitigate the risk and elected the fair value option for the reinsurance contracts. In addition, we economically hedge risks that are not covered by reinsurance. The reinsurance contracts do not relieve the subsidiary from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on the subsidiary.

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
We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2023 would decrease or increase, respectively, by approximately ¥2,590 million.
Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.
If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2023 would decrease by approximately ¥1,247 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2023 would increase by approximately ¥2,083 million.
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
FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY
We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate held for investment and rental is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2023, as well as the fair value as of the end of fiscal 2023.

Year ended March 31, 2023
Carrying amount * 1
Balance at April 1, 2022	Change amount	Balance at March 31, 2023	Fair value at March 31, 2023 * 2
	(Millions of yen)
¥373,093	¥10,719	¥383,812	¥451,728

* 1	Carrying amounts are stated as cost less accumulated depreciation and accumulated impairment loss.
* 2
Fair value is either obtained from appraisal reports by external qualified appraisers, calculated by internal appraisal department in accordance with “Real estate appraisal standards,” or calculated by other reasonable internal calculation utilizing similar methods.

Investment and rental property revenue and expense for fiscal 2023 were as follows:

Year Ended March 31, 2023
Revenue* 1	Expense* 2	Net
	(Millions of yen)
¥64,793	¥31,364	¥33,429

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

RECENT DEVELOPMENTS
NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In August 2018, Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, these updates are applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt these updates on April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective basis. The adoption of these updates will change the measurement of the liability for future policy benefits, etc. In addition, the effect on the Company and its subsidiaries’ results of operations and financial position will be an increase of approximately ¥29,000 million in policy liabilities and policy account balances, a decrease of approximately ¥25,000 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)) in the consolidated balance sheet as of the transition date. These are due to changes in the applicable discount rate resulting from fluctuation in interest rate (mainly a decline in Japanese yen interest rates). In addition, the effect of the adoption of these updates on the Company and its subsidiaries’ results of operations and financial position will be an increase of approximately ¥10,000 million in deferred policy acquisition costs (other assets), a decrease of approximately ¥51,000 million in policy liabilities and policy account balances, an increase of approximately ¥38,000 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of approximately ¥6,000 million in retained earnings in the consolidated balance sheet, and a decrease of approximately ¥5,000 million in life insurance costs in the consolidated statement of income as of March 31, 2022. These are due mainly to changes in the applicable discount rate resulting from fluctuation in interest rate (mainly an increase in US dollar interest rates), and a change in the amortization period of deferred policy acquisition costs. Furthermore, the effect of the adoption of these updates on the Company and its subsidiaries’ results of operations and financial position will be an increase of approximately ¥24,000 million in deferred policy acquisition costs (other assets), a decrease of approximately ¥234,000 million in policy liabilities and policy account balances, an increase of approximately ¥165,000 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of approximately ¥23,000 million in retained earnings in the consolidated balance sheet, and a decrease of approximately ¥25,000 million in life insurance costs in the consolidated statement of income as of March 31, 2023. These are due mainly to changes in the applicable discount rate resulting from fluctuation in interest rate (mainly an increase in US dollar interest rates), reversals of policy liability and policy account balance with updating net insurance premium rates due to discrepancies between actual benefits paid and forecasts, and change in the amortization period of deferred policy acquisition costs. The Company and its subsidiaries will expand their disclosures that are required by these updates, regarding long-duration contracts.
In March 2022, Accounting Standards Update
2022-02
(“Troubled Debt Restructurings and Vintage Disclosures”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This update eliminates the recognition and measurement guidance on troubled debt restructuring (hereinafter, “TDR”) and, instead, requires that an entity evaluate whether certain modifications on contractual terms made to borrowers experiencing financial difficulty should be accounted for as a new loan or a continuation of an existing loan. Additionally, enhanced disclosures for certain modifications made to borrowers experiencing financial difficulty are newly required. In addition, this update also requires that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic
326-20
(“Financial Instruments—Credit Losses—Measured at Amortized Cost”) in the existing vintage disclosure, where an entity discloses the amortized cost basis by credit quality indicator and class of financing receivable by year of origination. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and early adoption is permitted. This update should be applied prospectively from the beginning of the fiscal year of adoption, including interim periods, except for the optional transition method related to the recognition and measurement of TDRs for which an entity may elect to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company and its subsidiaries will adopt this update on April 1, 2023. The Company and its subsidiaries expect that the adoption of this update will have no material impact on the Company and its subsidiaries’ results of operations or financial position. The Company and its subsidiaries will expand their disclosures that are required by this update.
In June 2022, Accounting Standards Update
2022-03
(“Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”—ASC 820 (“Fair Value Measurement”)) was issued. This update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value of an equity security. This update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This update also requires new disclosures for equity securities subject to contractual sale restrictions. The new disclosure shall include; (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, (2) the nature and remaining duration of the restrictions, and (3) the circumstances that could cause a lapse in the restrictions. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. This update should be applied prospectively for fair value measurement and disclosures from the adoption of the amendments. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In September 2022, Accounting Standards Update
2022-04
(“Disclosure of Supplier Finance Program Obligations”—ASC
405-50
(“Liabilities—Supplier Finance Programs”)) was issued. This update requires that a buyer in a supplier finance program disclose sufficient information about the program in mainly annual disclosure, to allow a user of financial statements to understand the program’s nature, activities during the period, changes from period to period, and potential magnitude. The disclosure shall include (1) the key terms of the program and (2) the obligations that the buyer has confirmed as valid to the finance provider or intermediary. This update is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2023. Since this update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.
In March 2023, Accounting Standards Update
2023-01
(“Common Control Arrangements”) was issued as the amendments to ASC 842 (“Leases”). This update requires that leasehold improvements associated with common control leases are amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term), as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. And this update provides a practical expedient for private companies to determine whether a related party arrangement between entities under common control is a lease, or to determine the classification of and accounting for that lease when the arrangement is a lease. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In March 2023, Accounting Standards Update
2023-02
(“Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method”) was issued as the amendments to ASC 323 (“Investments—Equity Method and Joint Ventures”). This update expands the investments eligible to elect to apply the proportional amortization method to tax equity investments in similar tax credit programs other than the low-income
housing tax credit (LIHTC). Disclosures are required on an interim and annual basis for tax equity investments in tax credit programs for which the proportional amortization method (including investments within that elected program that do not meet the conditions to apply the proportional amortization method) is elected. This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
RISK MANAGEMENT
Group-Wide Risk Management System
Risk Management System
The allocation of management resources within ORIX Group is conducted taking into consideration group-wide risk preferences determined by management and the business strategies of individual business units. We have established our risk management system to appropriately recognize risks relating to Group businesses on a global scale to realize allocations of management resources that are appropriate for the risks we face and report such risks to the board of directors, the Audit Committee of the board of directors, the Executive Committee, and other internal committees as the situation warrants. The board of directors and executive bodies comprehensively evaluate the performance of business units and the characteristics of the risks they face and implement necessary measures in response thereto. Through this process, we are able to control our balance sheet, allocate additional management resources to business units with strong potential for growth, and work together with internal control-related functions to analyze and manage risks.
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
Management of Principal Risks
We recognize the following risks as principal risks: credit risk, business risk, market risk, liquidity risk (risk relating to funding), compliance risk, legal risk, information systems/ cybersecurity risk, operational risk and external environment-related risk. Each of these risks is managed according to its characteristics.
Credit Risk Management
We define credit risk as uncertainty regarding recovery of credit caused by a debtor’s default or deterioration in their credit standing.
Our fundamental approach in analyzing credit risk is to evaluate factors such as the adequacy of collateral and guarantees, and the diversification of our customers’ industries and businesses. A comprehensive customer credit evaluation is typically conducted based on the customer’s financial position, cash flows, underlying security interests, profitability and other factors pertaining to individual credit transactions.
By conducting portfolio analysis and implementing measures to establish appropriate credit limits, we control our exposure in potentially higher risk markets.
We recognize that certain assets require extra monitoring of debtors, credit extended to debtors who have petitioned for bankruptcy, civil rehabilitation or other insolvency proceedings, debtors whose bank transactions have been suspended, bills have been dishonored, or debts that have not been collected for three months or more. The relevant business units, in cooperation with the credit department, take measures to secure collateral or other guarantees and to begin the collection process. All information and knowledge gathered from the collection process, starting from the initial demand to the foreclosure of the collateral, is consolidated by the credit department and reflected in our evaluation criteria used for individual credit transactions and portfolio analysis.
Business Risk Management
We define business risk as uncertainty regarding recovery of investments caused by negative performance of our businesses or investees, variability in market prices for the types of products or services we offer or the potential degradation or obsolescence of the products or services we offer or a decline in their quality.
With regards to new businesses and investments, scenario analyses and stress tests are conducted at the initial stage of investment. Business plans and operations are continuously monitored thereafter and we periodically evaluate and verify the cost of withdrawal from a business, business area or investment.
For our products and services offerings, in addition to continuous monitoring, we regularly review the contents of our products and services offerings in response to changes in the business environment and evolving customer needs and strive to maintain or improve their quality.
A principal risk relating to operating leases is fluctuations in the residual value of leased properties. To mitigate this risk, we monitor our leased properties inventory, the relevant market environments and the overall business environment. We limit our operating leases to leased properties and other assets with high versatility, and evaluate the sale of such properties and other assets depending on changes in market conditions.
We aim to minimize the risk related to fluctuations in market prices for real estate by appropriately considering trends in market prices based on knowledge accumulated thus far, including our experiences during the financial crises.
Market Risk Management
We define market risk as the risk of changes in the fair value of assets and liabilities caused by changes in market variables, such as interest rates, exchange rates and stock prices.
We strive to comprehensively verify and understand the market risks that we face. We have established and maintain Group-wide ALM rules to address these risks.
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
With respect to the transition away from and discontinuation of LIBOR and other interest rate benchmarks, we have completed our transition except for those in certain contracts denominated in U.S. dollars for which the official cessation is extended to the end of June 2023. The transition of U.S. dollar LIBOR which will cease to be published in June 2023, we continue to take necessary steps to proactively address the remaining transition, negotiate successor reference rates with relevant counterparties, plan for circumstances where the transition results in a mismatch with the fallback reference rates used (particularly in the case of derivatives contracts used for hedging purposes), and evaluate the potential impact on our financial results and condition.
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
The compliance department requires companies in ORIX Group to formulate a compliance plan and monitors compliance risks within ORIX Group to avoid, mitigate or prevent the realization of such risks. By implementing programs that sustain a culture of compliance, the compliance department seeks to prevent or mitigate compliance risk, and thereby contribute to the sound business and management of ORIX Group.
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
As part of our internal control system, we have established internal whistleblower systems for use by executives and employees in the ORIX Group and external whistleblower systems for use by business partners outside the ORIX Group, and developed internal and external systems designed to mitigate compliance risk. We have also established a system whereby material matters that are reported through the internal and external whistleblower systems and those that relate to legal or other violations are promptly reported to the representative executive officer and appropriate actions are taken in response to instructions received from the representative executive officer. The statuses of responses to material matters are reported to our Audit Committee and information is appropriately shared.
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

Information Systems / Cybersecurity Risk Management
We define information systems/cybersecurity risk as the risk of loss, theft, damage or leakage of information, cyberattacks or the failure of our information systems.
ORIX Group has established internal rules governing appropriate handling of information and the use of information systems by executives and employees, as well as governing structure, basic policies, and management standards for information security, education, and audits.
The information security control department implements vulnerabilities management including vulnerability tests of information systems and technical measures for network defense to reduce risk of loss due to external threats such as cyberattacks. Also, internal rules have been established to collect and manage security logs so that external perimeters as well as information leakage by internal frauds are addressed.
The information security control department is responsible for reducing the risk of security breaches, such as system failures including cyberattacks and information security by establishing a security incident response process. In the event of an information security incident, the information security control department, legal department and compliance department work together to minimize damage and prevent additional damages, and significant information is reported to the CEO as required and appropriate actions are taken under the CEO’s direction. The status of the incident response is appropriately reported to the Audit Committee so that appropriate information sharing takes place. A reporting system is being implemented for timely disclosure of significant cybersecurity incidents and regular disclosures of management status, risk management, strategy and governance in response to incidents.
ORIX Group’s technology management department provides rules and guidelines such as information system development and operational governance bylaws, engages in reviews of system investments (with system investments above a certain size being deliberated by the Information Technology Management Committee) and the governance of systems quality and development projects from the development stage to the system’s final launch to reduce the risk of system failures. In addition, there are ongoing efforts to strengthen the management of IT services to ensure stability in the system operations for systems that are currently in operation and the evaluation of the appropriateness of measures to prevent the recurrence of major failures in systems managed by Group companies. For more information regarding our Information Technology Management Committee, see “Item 6. Directors, Senior Management and Employees—Corporate Governance System—Executive Officers—Information Technology Management Committee.”
Operational Risk Management
We define operational risk as the risk of loss resulting from damages, losses, adverse effects or damage to our reputation caused by inadequate or failed internal processes for business execution, failure to secure necessary human resources or prevention of human error or by a failure in operations due to external events such as natural disasters.
We have established internal regulations and are regularly conducting training to increase awareness of such regulations to clarify internal processes used in business operations. In addition, we are focusing on developing and evaluating our internal controls for compliance purposes.
In order to reliably secure and retain a diverse workforce, we continuously strive to promote diversity, equity and inclusion, where every employee can fully utilize their individual skills and expertise and create a rewarding and valuable workplace for employees.
On top of structuring our human resources systems to flexibly respond to factors such as national and regional labor markets, market practices, compensation standards, laws and regulations, job descriptions and business characteristics, we are continuously creating a work environment that respects human rights and ensures that employees can engage in meaningful work in a lively manner within a healthy and safe environment.

Additionally, we have established a system for teams to contact risk management departments promptly in cases where an incident, customer claim or similar matter has arisen so that we can respond quickly and carefully and take measures to prevent reoccurrences.
The internal audit department conducts monitoring activities based on an annual internal audit plan that includes monitoring of material operational risks. The department aims to prevent the occurrence of events that could negatively affect Group management and seeks to strengthen the risk management function through monitoring activities.
External Environment-related Risk Management
Among the external environment-related risks that we face such as those relating to the business environment, we are particularly focused on developing our systems to address and manage risks related to natural disasters and other unexpected risks. We have established internal rules to manage risks associated with disasters, and implemented a framework for organizational implementation of basic principles to manage risks arising from events such as natural disasters, terrorism and infectious diseases, as well as related activities.
For example, we have established systems to confirm the safety and status of all employees in the event our offices are closed due to events such as a disaster or the spread of an infectious disease. To prepare for situations where it is impossible or inadvisable for employees to work from our offices, we have also introduced systems to allow employees to work remotely so that our business operations will not be disrupted.
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
Due to the offering of various products and services by business units in our corporate financial services business, the enactment of or revisions or changes to related laws, regulations, taxation systems, and accounting standards may adversely affect the products and services we offer and lead to a decline in fee income. In order to reduce such risk, business units conduct information gathering and coordinate with the legal department with regard to information on changes in relevant laws and regulation, as well as reassessing their business strategies as necessary.
With regard to credit transactions, the corporate financial services business regularly monitors the performance, related collateral, and collection status of customers whose balances exceed specified levels. The credit department regularly evaluates customers with large credit balances.
Within the corporate financial services business, we analyze current conditions and the outlook for specific business types and industries, examine the potential impact on customers, and consider the views of each business unit and specialized department to make decisions about future transactions in that specific business type or industry.

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
Cost fluctuation is a risk that may occur when providing various services associated with operating leases. In response to this, we analyze initial cost planning and performance, monitor future forecasts and control costs at an appropriate level.
In addition, our services might fall short of customer expectations due to changes in the operating environment or changes in and diversification of client needs. We monitor our service quality quantitatively and qualitatively and continuously strive to provide services at a level that meets our clients’ expectations and to improve our services in line with the operating environment.
Furthermore, we not only conduct credit examinations of individual transactions to manage credit risk, but also conduct comprehensive assessments that consider changes in, and our expectations regarding, the business environment.
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
PE Investment and Concession
Business risk, market risk and operational risk are the main risks of PE Investment and Concession segment.
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
Environment and Energy
Business risk, legal risk and operational risk are the main risks of the Environment and Energy segment.
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
In each business, we operate a wide variety of facilities related to electricity generation, resource recycling and waste processing operations, and proactively seek out investment opportunities in various M&As and strategic alliances to further expand our businesses, but we also continue to strengthen internal governance by reassuring internal controls set in place. We also make efforts to optimize our operations mainly together with specialist groups with technical expertise in order to develop business continuity plan structures that ensure safety and appropriateness of each facility and develop readiness for situations such as natural disasters, accidents, and epidemics.
Insurance
Business risk and market risk are the main risks in the Insurance segment.
In insurance underwriting, we risk sustaining losses due to changes in the economic environment or insurance accident rates over time such that they differ significantly from the assumptions made when the insurance premiums were set. Through monitoring of these factors that could cause losses, we re-evaluate
underwriting standards, develop new products, update or discontinue existing products. Furthermore, we employ reinsurance as one means of ensuring payments of insurance claims and the stability of our business management. When utilizing reinsurance, we determine standards for reinsurance according to the characteristic of the transferred risk and effect of reinsurance. When choosing a reinsurance company, we focus on ensuring that there is a high probability we can recover the fees reinsurance claims by taking into account underwriting capacity and financial health.
With respect to market risk, to prepare for changes in the value of our assets and liabilities, we establish monitoring items and assess the risks for general account assets. Furthermore, from an asset liability management perspective we strive to limit interest rate risk through the purchase of super long-term bonds to match their duration with liabilities.
Banking and Credit
Credit risk is the main risk of the Banking and Credit segment.
Regarding each real estate investment loan we extend for the purchase of condominiums and apartments for investment purposes, we conduct screenings through individual interviews, which consist of a comprehensive evaluation including not only the client’s real estate investment appetite, supporting documentation, and ability to repay but also the cash flows that can be derived from the property and its collateral value. Throughout this process, we utilize the real estate market information and industry know-how
we have built over many years.
Decision making for corporate loans is based on an investigation of the client’s performance, business plan, intended use of proceeds, expected source of repayment and industry trends. We also reduce risk by avoiding overconcentration in any particular business type and product in our portfolio.
The consumer finance business uses a proprietary scoring system incorporating a credit model. We set interest rates and credit limits in line with each customer’s credit risk profile, after evaluating their creditworthiness based on an analysis of certain customer attributes or payment history, as well as other factors that might affect their ability to repay. Also, we undertake subsequent credit evaluations at regular intervals to monitor changes in the customer’s financial condition.
Aircraft and Ships
In the aircraft business, we operate in the operating lease business and aircraft asset management business, where the main risks the businesses face are business risk, credit risk, market risk and operational risk. We generally limit the aircraft to those with high versatility that are comparatively easy to re-lease
and evaluate sales depending on changes in market conditions. In addition, we conduct comprehensive assessments of the customers’ performance and related collateral at the time of financing. With regard to our affiliate, Avolon, we continuously monitor its business plan and operations. In addition, we support the sound management of Avolon by contributing to its management through the exercise of our rights as a shareholder and our members of its board of directors.
In the ships business, we operate in the financing business, including operating leases, where the main risks the businesses face are credit risk, business risk, market risk and operational risk. Credit risk is managed at the time of financing through comprehensive assessments of the borrower’s performance and related collateral. After conducting the financing, we continue to monitor borrowers and, for borrowers that require caution, our policy requires management to consider the collectability of the financing and to determine the necessity of an allowance for credit losses or an impairment. We generally limit our financing to small and medium-sized
ships with high versatility that are comparatively easy to
re-lease
and evaluate sales depending on changes in market conditions. Operational risk primarily arises from the risk of managing ships that we own, but we are able to substantially mitigate the possibility of unforeseen events by limiting the outsourcing of ship management to experienced and stable partners and conducting regular assessments.

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
ORIX Europe
In the ORIX Europe segment, we mainly operate in the asset management industry, where the main risks they face are operational risk and compliance risk.
To mitigate operational and compliance risks in the asset management business, particularly risks related to acting as a fiduciary manager for customer and client property, we promote a transparent risk culture and the standardization of business processes, internal regulations and procedures. Some operational risk in the asset management business stems from changes in the highly regulated environment of jurisdictions in which the companies operate so OCE group companies actively monitor regulatory developments at an early stage to address these risks, both directly and through representative associations. OCE group companies further ensure proper risk management by implementing risk management policies and frameworks in compliance with applicable regulations, client demand, and sound risk management practices. OCE’s role within the OCE group is to oversee and monitor the risk management and internal control frameworks of each OCE group company.
Asia and Australia
Our local subsidiaries in the Asia, and Australia segment primarily operate leasing, loan, automobile leasing and investment businesses. The main risks those businesses face are credit risk, business risk and market risk.

In the leasing and loan businesses, comprehensive assessments of customers’ business performance and collateral are conducted. Regular monitoring is conducted for purposes such as tracking unpaid amounts and preventing deviations in portfolios at the local subsidiary level and corrective action is taken when necessary. In the automobile leasing business, risk management is conducted by considering factors that vary from country to country like lease taxation systems and characteristics of the used automobile market.
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
From April 1, 2022 through March 31, 2023, the Board of Directors met eight times. The attendance rate of directors for these meetings was 100%. The attendance status of each director is as follows.

Name	Status of attendance at the Board of Directors Meetings held in Fiscal 2023
Makoto Inoue	Attended eight of eight meetings of the Board of Directors
Shuji Irie	Attended eight of eight meetings of the Board of Directors
Satoru Matsuzaki	Attended eight of eight meetings of the Board of Directors
Yoshiteru Suzuki	Attended eight of eight meetings of the Board of Directors
Stan Koyanagi	Attended eight of eight meetings of the Board of Directors
Michael Cusumano	Attended eight of eight meetings of the Board of Directors
Sakie Akiyama	Attended eight of eight meetings of the Board of Directors
Hiroshi Watanabe	Attended eight of eight meetings of the Board of Directors
Aiko Sekine	Attended eight of eight meetings of the Board of Directors
Chikatomo Hodo	Attended eight of eight meetings of the Board of Directors
Noriyuki Yanagawa	Attended six of six meetings of the Board of Directors during his term as a member of the Board of Directors
Heizo Takenaka	Attended two of two meetings of the Board of Directors during his term as a member of the Board of Directors
During fiscal 2023, the Board of Directors determined the content of proposals to be submitted to the general meeting of shareholders and basic management policy, elected executive officers, delegated decisions on the execution of operations to the representative executive officer, evaluated the effectiveness of the Board of Directors and monitored the execution of duties by executive officers based on the reports from executive officers and the three committees.
Composition and size of Board of Directors
The Board of Directors is composed of directors, including outside directors who possess broad knowledge and experience. The number of directors on the board is also maintained at the level we consider to be appropriate for effective and efficient board discussion.
The Board of Directors as of June 26, 2023 included 11 members, six of whom are outside directors.
Structure and Activities of the Three Committees
As of June 26, 2023, all three committees (Nominating, Audit and Compensation Committees) are composed entirely of outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 26, 2023	3 Members (Outside Directors: 3) Sakie Akiyama (Chairperson) Hiroshi Watanabe Aiko Sekine	3 Members (Outside Directors: 3) Aiko Sekine (Chairperson) Chikatomo Hodo Noriyuki Yanagawa	3 Members (Outside Directors: 3) Hiroshi Watanabe (Chairperson) Michael Cusumano Chikatomo Hodo
Number of meetings held during fiscal 2023 (Attendance rate)	Six (6) meetings (100%)	Fourteen (14) meetings (98%)	Four (4) meetings (100%)
Nominating Committee
The Nominating Committee is authorized to propose the slate of director appointments or dismissals to be submitted to the general meeting of shareholders. Directors are appointed and dismissed by a resolution of the general meeting of shareholders. In addition, the Nominating Committee deliberates on the agenda concerning the appointment or dismissal of our executive officers to be resolved at the Board of Directors meeting, although this is not required under the Companies Act of Japan. The attendance status of each committee member in fiscal 2023 is as follows.

Name	Status of attendance at Nominating Committee Meetings held in Fiscal 2023
Sakie Akiyama	Attended six of six meetings of the Nominating Committee
Hiroshi Watanabe	Attended six of six meetings of the Nominating Committee
Aiko Sekine	Attended six of six meetings of the Nominating Committee
During fiscal 2023, the Nominating Committee determined the content of proposals to be submitted to the general meeting of shareholders regarding the appointment of directors, deliberated on the selection of directors who would form each committee, appointed executive officers and group executives and deliberated on changes to the division of duties and the succession plan.
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

Audit Committee
The Audit Committee monitors the execution of duties of the directors and executive officers and prepares audit reports. In addition, the Audit Committee decides the content of proposals to appoint, dismiss or refuse the reappointment of the Company’s Independent Auditor, which are submitted to the general meeting of shareholders. (See “—Policies on Auditing and Auditing System—
Audit Committee
” for discussion of the main considerations of the Audit Committee and the attendance status of each committee member in fiscal 2023.)
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
Compensation Committee
The Compensation Committee has the authority to set the policy for determining compensation for directors and executive officers in accordance with the Companies Act of Japan and to set the specific compensation for each individual director and executive officer. Director and executive officer compensation information is disclosed in accordance with the Companies Act and the Financial Instruments and Exchange Act. The attendance status of each committee member in fiscal 2023 is as follows.

Name	Status of attendance at Compensation Committee Meetings held in Fiscal 2023
Hiroshi Watanabe	Attended three of three meetings of the Compensation Committee during his term as a member of the Compensation Committee
Michael Cusumano	Attended four of four meetings of the Compensation Committee
Chikatomo Hodo	Attended four of four meetings of the Compensation Committee
Heizo Takenaka	Attended one of one meeting of the Compensation Committee during his term as a member of the Compensation Committee
During fiscal 2023, the Compensation Committee determined performance evaluations and individual payment amounts related to performance-linked compensation (annual bonus) for fiscal 2022, examined and determined the compensation system for directors and executive officers for fiscal 2023 and examined compensation levels for directors and executive officers based on the outcome of an investigation by a third-party compensation research agency.
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
Investment and Credit Committee
The Investment and Credit Committee, which consists of the CEO and executive officers and group executives appointed by the CEO, deliberates on investments and credit transactions that exceed certain specified investment or credit amounts. Matters considered crucial to our operations are reported to the Board of Directors as appropriate after being deliberated on by the EXCO.
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
Policies on Auditing and Auditing System
The Audit Committee has established the following four items as its fundamental policies:

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
Audit Committee
The Audit Committee which consists of three outside directors evaluates the Group’s internal control systems from an independent standpoint and may appoint outside experts to conduct its duties if necessary. Aiko Sekine, chairperson of the Audit Committee, is qualified as a certified public accountant and has extensive knowledge in finance and accounting as a professional accountant. The number of meetings of the Audit Committee held and the attendance of each member in Fiscal 2023 are as follows. Each meeting took approximately two hours.

Name	Status of attendance at Audit Committee Meetings held in Fiscal 2023
Aiko Sekine	Attended fourteen of fourteen meetings of the Audit Committee
Chikatomo Hodo	Attended thirteen of fourteen meetings of the Audit Committee
Noriyuki Yanagawa	Attended eleven of eleven meetings of the Audit Committee during his term as a member of the Audit Committee
Hiroshi Watanabe	Attended three of three meetings of the Audit Committee during his term as a member of the Audit Committee
In fiscal 2023, the main items executed by the Audit Committee were the exchange of opinions with the CEO, the receipt of regular activity reports on the status of business execution from executive officers, the receipt of activity reports from internal control-related departments, the approval of the audit plan of the Group Internal Audit Department, the evaluation of the independent certified public accountants, the agreement on audit fees and cooperation with the independent certified public accountants. To enhance discussion in the Audit Committee and to strengthen cooperation among Audit Committee members, opportunities to reflect on the audit plan and audit activities were provided at regular intervals. In addition, the members of the Audit Committee collected information useful for audit activities, including the current status of each business of the ORIX Group, business strategies, and project progress, through activities such as briefing sessions with executive officers and site visits.
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

Group Internal Audit Department and Group Corporate Auditors
The Group Internal Audit Department, which includes 66 staff (as of the end of May 2023), performs internal audits in accordance with the Institute of Internal Auditors (IIA) standards*. An external quality assessment confirmed our practices as “Generally Conforms” to IIA standards. The scope of our internal auditing focuses on the effectiveness of internal control systems, the efficiency and effectiveness of operations, compliance, and other factors pertaining to the management of the ORIX Group through a risk-based approach. The Group Internal Audit Department also jointly identifies and monitors critical risk through cooperation with corporate auditors and internal audit functions at group companies and works to maintain and enhance the ORIX Group’s internal auditing system.

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
Activities to ensure the effectiveness of audits

•
The internal audit department has a functional reporting relationship with the Audit Committee and an administrative reporting relationship with CEO. The Chief Audit Executive (“CAE”) has the right of unlimited access, direct reporting and direct communication with the Audit Committee and CEO.

•	The internal audit department establishes the annual audit plan with approval of the Audit Committee and the CEO.

•	The internal audit department reports on the results of its internal audits to the Audit Committee and the CEO.

•	The internal audit department establishes the internal audit rules with approval of the Audit Committee.
Interactions among outside directors’ monitoring, internal audit, audit conducted by the Audit Committee and external audit, and with the internal control-related functions

•
Outside directors, as members of the Board of Directors, determine the company’s direction and strategy, establish basic policy on the internal control system and determine execution of important business affairs. They also demonstrate highly effective oversight functions through reporting about the status of the performance of duties by the Audit Committee and executive officers and reporting as to the status of operation of internal control systems within the internal control-related functions etc., separating from the execution of operations.

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

DIRECTORS
The Member of the Board of Directors of ORIX as of June 26, 2023 are as follows:

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 26, 2023
Makoto Inoue (Oct. 2, 1952)	Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer, Responsible for Group Strategy Business Unit	Apr. 1975	Joined the Company	101,072 (682,948)
		Mar. 2001	General Manager of Investment Banking Headquarters
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Assumed office of Executive Officer, the Company
Head of Alternative Investment & Development Headquarters
		Jan. 2006	Assumed office of Managing Executive Officer, the Company
		Dec. 2006	Head of Alternative Investment & Development Headquarters,
Responsible for IT Planning Office
		Jun. 2008	Head of International Administrative Headquarters,
Head of Alternative Investment & Development Headquarters,
Responsible for IT Planning Office
		Jun. 2009	Assumed office of Senior Managing Executive Officer, the Company
		Jun. 2010	Assumed office of Member of the Board of Directors, Deputy President, the Company
		Jan. 2011	Assumed office of Member of the Board of Directors, Representative Executive Officer, President, the Company Chief Operating Officer
		Jan. 2014	Co-Chief Executive Officer
		Jun. 2014	Chief Executive Officer
		Jan. 2017	Responsible for Group IoT Business Department,

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 26, 2023
Responsible for New Business Development Department I and II
		Apr. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department
		May 2017	Responsible for Open Innovation Business Department,
Responsible for Group IoT Business Department,
Responsible for New Business Development Department
		Jan. 2018	Responsible for Group Strategy Business Unit

Shuji Irie (Mar. 14, 1963)	Member of the Board of Directors, Senior Managing Executive Officer, Head of Investment and Operation Headquarters	May 2001	Joined Mizuho Securities CO., Ltd. (retired in Apr. 2011)	4,200 (156,490)
		Apr. 2011	Joined the Company
		Sep. 2011	Deputy Head of Investment and Operation Headquarters
		Jan. 2013	Assumed office of Executive Officer, the Company
		Jan. 2014	Head of Investment and Operation Headquarters
		Jan. 2016	Assumed office of Managing Executive Officer, the Company
Responsible for Concession Business Development
		Jun. 2018	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 26, 2023

Satoru Matsuzaki (Apr. 12, 1966)	Member of the Board of Directors, Senior Managing Executive Officer, Head of Corporate Business Headquarters Chairman, ORIX Auto Corporation Chairman, ORIX Rentec Corporation	Apr. 1989	Joined Crown Leasing Corporation (retired in Apr. 1997)	9,800 (151,420)
		Aug. 1997	Joined the Company
		Oct. 2005	General Manager of Strategic Planning Group, Investment Banking Headquarters
		Apr. 2006	General Manager of Investment and Operation Group, Investment Banking Headquarters
		Feb. 2010	Head of Office of the President
		Jun. 2010	General Manager of Corporate Planning Department
		Jan. 2012	General Manager of Corporate Planning Department,
General Manager of Corporate Communications Department
		May 2012	General Manager of Corporate Planning Department,
Special Advisor to Responsible for Corporate Communications Department
		Jan. 2013	Assumed office of Executive Officer, the Company
Responsible for Corporate Planning Department,
Responsible for Corporate Communications Department
		Jan. 2014	Domestic Sales Administrative Headquarters: Head of New Business Development and Head of Tokyo Sales
		Jun. 2015	Responsible for New Business Development Department I and II, Head of Tokyo Sales Headquarters
		Jan. 2017	Head of Eastern Japan Sales Headquarters

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 26, 2023
		Jan. 2018	Assumed office of Managing Executive Officer, the Company Head of Domestic Sales Administrative Headquarters, Head of Eastern Japan Sales Headquarters
		Jan. 2019	Head of Corporate Business Headquarters
		Jun. 2019	Assumed office of Member of the Board of Directors, Managing Executive Office, the Company
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Chairman, ORIX Auto Corporation,
Chairman, ORIX Rentec Corporation

Stan Koyanagi (Dec. 25, 1960)	Member of the Board of Directors, Senior Managing Executive Officer, Global General Counsel Responsible for Legal Function Unit	Oct. 1985	Joined SHEPPARD, MULLIN, RICHTER & HAMPTON LLP (retired in May 1988)	5,000 (0)
		Jan. 1993	Partner, GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP) (retired in Feb. 1997)
		Mar. 1997	Vice President, ORIX USA Corporation (currently ORIX Corporation USA)
		Mar. 1999	General Counsel, Vice President and Manager, ORIX USA Corporation (currently ORIX Corporation USA) (retired in Dec. 2003)
		Jan. 2004	Vice President and Associate General Counsel, KB HOME (retired in Jun. 2013)
		Jul. 2013	Joined the Company
Global General Counsel of Global Business Headquarters

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 26, 2023
		Jun. 2017	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company
Responsible for Enterprise Risk Management, Global General Counsel
		Jun. 2018	Head of Enterprise Risk Management Headquarters
		Jan. 2019	Responsible for Enterprise Risk Management Headquarters
		Jan. 2022	Responsible for Legal and Compliance Headquarters
		Jan. 2023	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Responsible for Legal Function Unit

Yasuaki Mikami (Jan. 29, 1968)	Member of the Board of Directors, Senior Managing Executive Officer, Responsible for Corporate Function Unit Responsible for Work Style Reform Project	Apr. 1990	Joined the Company	2,267 (90,388)
		Mar. 2006	Senior Vice President of Principal Investment Group, Investment Banking Headquarters
		Mar. 2007	Senior Vice President and Treasurer, ORIX USA Corporation (currently ORIX Corporation USA)
		Oct. 2010	Head of Secretarial Office
		Jan. 2014	General Manager of Secretarial Office
		Jul. 2015	General Manager of Human Resources Department
		Jan. 2016	Deputy Head of Human Resources and Corporate Administration Headquarters,
General Manager of Human Resources Department
		Jan. 2017	Assumed office of Executive Officer, the Company
Head of Group Human Resources and Corporate Administration Headquarters,
Responsible for Secretarial Office

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 26, 2023
		Jun. 2017	Head of Group Human Resources and Corporate Administration Headquarters,
Responsible for Work Style Reform Project
		Jan. 2018	Head of Group Human Resources and Corporate Administration Headquarters,
Responsible for Secretariat of The Board of Directors
		Jan. 2020	Assumed office of Managing Executive Officer, the Company
		Jan. 2023	Assumed office of Senior Managing Executive Officer, the Company
Responsible for Corporate Function Unit
		Jun. 2023	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company

Michael Cusumano (Sep. 5, 1954)
Member of the Board of Directors (Outside Director)
Deputy Dean and Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology
Member of the Board of Directors (Outside Director), Multitude SE
		Jul. 1986	Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology	0 (6,500)
		Jul. 1996	Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology
		Jul. 2007	Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology (retired in Mar. 2016)
		Apr. 2016	Special Vice President and Dean, Tokyo University of Science (retired in May 2017)
		Apr. 2019	Assumed office of Member of the Board of Directors (Outside Director), Ferratum Plc (currently Multitude SE)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 26, 2023
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Apr. 2020	Senior Specially Appointed Professor, Tokyo University of Science (retired in Mar. 2022)
		Jul. 2020	Deputy Dean, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology

Sakie Akiyama (Dec. 1, 1962)
Member of the Board of Directors (Outside Director)
Founder, Saki Corporation
Member of the Board of Directors (Outside Director), Sony Group Corporation
Member of the Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd.
Member of the Board of Directors (Outside Director), Mitsubishi Corporation
		Apr. 1987	Joined Arthur Andersen & Co. (retired in Apr. 1991)	0 (6,500)
		Apr. 1994	Founded Saki Corporation Assumed office of Representative Director and Chief Executive Officer, Saki Corporation (retired in Sep. 2018)
		Oct. 2018	Assumed office of Founder, Saki Corporation
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), the Company
Assumed office of Member of the Board of Directors (Outside Director), Sony Corporation (currently Sony Group Corporation)
Assumed office of Member of the Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd.
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), Mitsubishi Corporation

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 26, 2023

Hiroshi Watanabe (Jun. 26, 1949)	Member of the Board of Directors (Outside Director) President, Institute for International Monetary Affairs Member of the Board of Directors (Outside Director), Mitsubishi Materials Corporation	Apr. 1972	Joined the Ministry of Finance	0 (5,000)
		Jan. 2003	Director-General, International Bureau, Ministry of Finance
		Jul. 2004	Vice Minister of Finance for International Affairs, Ministry of Finance (retired in Jul. 2007)
		Oct. 2007	Special Advisor, Japan Center for International Finance (retired in Sep. 2008)
		Apr. 2008	Professor, Graduate School of Commerce and Management at Hitotsubashi University (currently Graduate School of Business Administration at Hitotsubashi University) (retired in Sep. 2008)
		Oct. 2008	Assumed office of Deputy Governor, Japan Finance Corporation (retired in Mar. 2012)
		Apr. 2012	Assumed office of Deputy Governor, Japan Bank for International Cooperation
		Dec. 2013	Assumed office of Governor, Japan Bank for International Cooperation (retired in Jun. 2016)
		Oct. 2016	Assumed office of President, Institute for International Monetary Affairs
		Jun. 2017	Assumed office of Member of the Board of Directors (Outside Director), Mitsubishi Materials Corporation
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 26, 2023

Aiko Sekine (May 13, 1958)
Member of the Board of Directors (Outside Director)
Professor, Faculty of Commerce at Waseda University
Trustee, International Valuation Standards Council
Advisor, Japanese Institute of Certified Public Accountants
Audit & Supervisory Board Member (Outside), Sumitomo Riko Company Limited
Audit & Supervisory Board Member (Outside), IHI Corporation
		Apr. 1981	Joined Citibank, N.A., Tokyo Branch (retired in Jan. 1984)	0 (5,000)
		Oct. 1985	Joined Aoyama Audit Corporation
		Mar. 1989	Certified as Public Accountant, Japan
		Jul. 2001	Partner of Chuo Aoyama Audit Corporation (retired in Aug. 2006)
		Sep. 2006	Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Aarata LLC) (retired in Jul. 2016)
		Jul. 2007	Executive Board Member of Japanese Institute of Certified Public Accountants
		Jan. 2008	Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants (retired in Dec. 2010)
		Jul. 2010	Assumed office of Deputy President of Japanese Institute of Certified Public Accountants
		Jul. 2016	Assumed office of Chairman and President of Japanese Institute of Certified Public Accountants (retired in Jul. 2019)
		Jan. 2019	Member of the Nominating Committee, International Federation of Accountants (retired in Dec. 2022)
		Jul. 2019	Advisor, Japanese Institute of Certified Public Accountants
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company
Assumed office of Audit & Supervisory Board Member (Outside), Sumitomo Riko Company Limited

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 26, 2023
Assumed office of Audit & Supervisory Board Member (Outside), IHI Corporation
		Sep. 2020	Professor, Faculty of Commerce at Waseda University
		Oct. 2020	Trustee, International Valuation Standards Council

Chikatomo Hodo (Jul. 31, 1960)
Member of the Board of Directors (Outside Director)
Member of the Board of Directors (Outside Director), Konica Minolta Inc.
Member of the Board of Directors (Outside Director), Mitsubishi Chemical Group Corporation
		Sep. 1982	Joined Accenture Japan Ltd.	0 (3,500)
		Sep. 2005	Assumed office of Representative Director, Accenture Japan Ltd.
		Apr. 2006	Assumed office of Representative Director and President, Accenture Japan Ltd.
		Sep. 2015	Assumed office of Director and Chairman, Accenture Japan Ltd. (retired in Aug. 2017)
		Sep. 2017	Assumed office of Director and Senior Corporate Advisor, Accenture Japan Ltd. (retired as a Director on Jun. 2018)
		Jun. 2018	Assumed office of Member of the Board of Directors (Outside Director), Konica Minolta Inc.
		Jul. 2018	Senior Corporate Advisor, Accenture Japan Ltd. (retired in Aug. 2021)
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), Mitsubishi Chemical Holdings Corporation (currently Mitsubishi Chemical Group Corporation)
		Jun. 2021	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Jun. 2023	Assumed office of Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation (scheduled)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 26, 2023

Noriyuki Yanagawa (Apr. 23, 1963)	Member of the Board of Directors (Outside Director) Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo	Apr. 1993	Assistant Professor, Faculty of Economics of Keio University	0 (2,000)
		Apr. 1996	Assistant Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
		Apr. 2007	Associate Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
		Dec. 2011	Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
		Jun. 2022	Assumed office of Member of the Board of Directors (Outside Director), the Company

Notes:	1. All ORIX Members of the Board of Directors are engaged full-time except Michael Cusumano, Sakie Akiyama, Hiroshi Watanabe, Aiko Sekine, Chikatomo Hodo and Noriyuki Yanagawa.
2. Name on the family register of Aiko Sekine is Aiko Sano.
EXECUTIVE OFFICERS
The executive officers of the ORIX Group as of June 26, 2023, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 26, 2023
Yoshiteru Suzuki	Senior Managing Executive Officer	President and Chief Executive Officer, ORIX Corporation USA	0 (102,295)
Hidetake Takahashi	Managing Executive Officer	Energy and Eco Services Headquarters Member of the Board of Directors, Ubiteq, INC.	7,100 (52,125)
Hitomaro Yano	Executive Officer	Corporate Function Unit Treasury, Accounting, Corporate Planning, Investor Relations and Sustainability	5,100 (65,013)

Name	Title	Areas of duties	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 26, 2023
Toyonori Takahashi	Executive Officer	Group Kansai Representative MICE-IR Office Real Estate Sales Department Senior Managing Executive Officer, ORIX Real Estate Corporation	7,684 (73,830)
Michio Minato	Executive Officer	Group Strategy Business Unit President, ORIX Baseball Club Co., Ltd.	400 (54,750)
Tetsuya Kotera	Executive Officer	Corporate Business Headquarters	1,976 (30,750)
Eiji Arita	Executive Officer	Corporate Business Headquarters Member of the Board of Directors (Outside Director), Kanamoto Co., Ltd.	1,600 (30,750)
Seiichi Miyake	Executive Officer	Investment and Operation Headquarters	3,776 (30,750)
Tomoko Kageura	Executive Officer	Corporate Function Unit Corporate legal affairs	5,588 (32,833)
Nobuki Watanabe	Executive Officer	Group Strategy Business Unit CEO’s Office and New Business	513 (45,750)
Hiroyuki Ido	Executive Officer	Group Internal Audit Department	0 (19,833)
Kiyoshi Habiro	Executive Officer	ORIX Corporation Europe and Robeco Group Chief Executive Officer, ORIX Corporation Europe N.V.	1,300 (19,833)
Ryujiro Tokuma	Executive Officer	Global Transportation Services Headquarters	3,753 (19,833)
Hao Li	Executive Officer	Greater China Group	0 (19,833)
Ikuo Nakamura	Executive Officer	Group Strategy Business Unit Credit and Investment Management	82 (5,833)
Tomohiko Ishihara	Executive Officer	Corporate Function Unit Human Resources, Corporate Administration and Corporate Communications Secretariat of The Board of Directors	49 (5,833)
Takashi Otsuka	Executive Officer	Group Strategy Business Unit Enterprise Risk Management	1,800 (3,750)
Toshinari Fukaya	Group Managing Executive	President, ORIX Real Estate Corporation President, DAIKYO INCORPORATED	4,300 (88,580)
Hiroko Yamashina	Group Executive	Chairman, ORIX Credit Corporation	32,700 (99,930)
Yuji Kamiyauchi	Group Executive	President, ORIX Auto Corporation Member of the Board of Directors, Ubiteq, INC.	5,207 (54,750)

Name	Title	Areas of duties	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 26, 2023
Takaaki Nitanai	Group Executive	Senior Managing Executive Officer, ORIX Real Estate Corporation	1,083 (54,750)
Nobuhisa Hosokawa	Group Executive	President, ORIX Rentec Corporation	2,800 (45,750)

Notes:	1. Name on the family register of Tomoko Kageura is Tomoko Kanda.
2. Name on the family register of Hiroko Yamashina is Hiroko Arai.
EMPLOYEES
As of March 31, 2023, we had 34,737 full-time employees, compared to 32,235 as of March 31, 2022 and 33,153 as of March 31, 2021. We employ 5,393 staff in Corporate Financial Services and Maintenance Leasing, 8,181 staff in Real Estate, 6,913 staff in PE Investment and Concession, 815 staff in Environment and Energy, 2,417 staff in Insurance, 1,253 staff in Banking and Credit, 147 staff in Aircraft and Ships, 1,342 staff in ORIX USA, 1,546 staff in ORIX Europe, 4,681 staff in Asia and Australia, 2,049 staff as part of our headquarters function as of March 31, 2023. As of March 31, 2023, we had 21,022 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.
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
ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥11,018 million, ¥12,369 million and ¥10,093 million in fiscal 2021, 2022 and 2023, respectively.

Indicators related to diversity (as of March 31, 2023)

Filing Company and Consolidated Subsidiaries	Percentage of female managers	Percentage of male employees taking childcare leave, etc.	Pay gap between men and women
			All employees	Of full-time employees	Of fixed-term employees and part-time employees
ORIX Corporation	29.8%	91.0%	62.2%	61.8%	65.3%
ORIX Auto Corporation	16.2%	69.2%	65.9%	65.8%	99.2%
ORIX Rentec Corporation	35.9%	135.7%	68.0%	72.2%	55.9%
ORIX Asset Management & Loan Services Corporation	25.5%	—	62.9%	62.2%	—
ORIX Real Estate Corporation	36.3%	—	71.2%	71.2%	166.1%
ORIX Environmental Resources Management Corporation	10.0%	50.0%	60.1%	66.0%	64.2%
ORIX Life Insurance Corporation	17.1%	74.1%	60.4%	59.7%	60.7%
ORIX Bank Corporation	25.0%	77.7%	65.4%	70.8%	40.6%
ORIX Credit Corporation	27.3%	66.6%	59.7%	60.6%	71.7%
ORIX Computer Systems Corporation	18.1%	145.4%	73.6%	74.3%	119.2%
10 Group companies in Japan	25.7%	87.4%	62.8%	63.6%	57.4%

Notes:	1.	The percentage of female managers is calculated based on the provisions of the Act on Promotion of Women’s Participation and Advancement in the Workplace (Act No. 64, 2015). Regarding the percentage of female managers, seconded employees are counted as employees of the home company.
2.	The percentage of male employees taking childcare leave, etc. is calculated based on the provisions of the Act on the Welfare of Workers Engaged in Childcare or Family Care such as Childcare Leave and Family Care Leave (Act No. 76, 1991), the ratio of childcare leave, etc. taken under Article
71-4,
Item 2 of the Enforcement Regulations of the Act on the Welfare of Workers Engaged in Childcare or Family Care such as Childcare Leave and Family Care Leave (Ministry of Labor Ordinance No. 25, 1991). Regarding the percentage of male employees taking childcare leave, etc., it includes those who are taking parental leave, and seconded employees are counted as employees of the home company. Employees whose spouses gave birth in prior years may take childcare leave, etc. in the current year, so the take-up
		rate may exceed 100%. “—” indicates that there are no eligible employees.
	3.	The pay gap between men and women shows the ratio of the annual average pay of female employees to the annual average pay of male employees. Regarding the pay gap between men and women, seconded employees are counted as employees of the home company. “—” indicates that there are no eligible employees.
	4.	The 10 Group Companies in Japan (ORIX Corporation, ORIX Auto Corporation, ORIX Rentec Corporation, ORIX Asset Management & Loan Services Corporation, ORIX Real Estate Corporation, ORIX Environmental Resources Management Corporation, ORIX Life Insurance Corporation, ORIX Bank Corporation, ORIX Credit Corporation and ORIX Computer Systems Corporation) jointly operate as part of the ORIX Group’s personnel strategy and personnel systems.
ORIX offers a variety of work styles and occupations to help employees of diverse backgrounds maximize their performance, and by providing opportunities for them, ORIX supports the realization of the career they desire.
In addition, ORIX implements an evaluation and remuneration system that seeks to provide fair pay based on an employee’s seniority, role and duties, with adjustments for personnel evaluations. As of March 31, 2023, the pay gap between men and women in general manager positions was 95.8%. The ORIX Group has set an overall increase in the ratio of female managers as an important
ESG-related
target and is focusing on the promotion of women.

SHARE OWNERSHIP
As of June 26, 2023, the directors, executive officers and group executives of the Company directly held an aggregate of 209,150 Shares, representing 0.01% of the total Shares issued as of such date.
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
Compensation for directors, executive officers and group executives in fiscal 2023 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Performance- linked compensation (Number of people)	Share-based compensation (Number of people)	Total compensation
Non-Executive Director and Outside Director	¥106 (7)	— —	¥20 (7)	¥126 (7)
Executive Officer and Group Executive	¥697 (28)	¥623 (28)	¥758 (28)	¥2,080 (28)

Total	¥804 (35)	¥623 (28)	¥778 (35)	¥2,207 (35)

The above list is the amount paid in accordance with the policies for the compensation of directors and Executive Officers resolved by the Compensation Committee held on June 24, 2022.
The amount paid listed in the table above with regard to the share-based compensation is calculated by multiplying the number of points confirmed to be provided as the portion for the fiscal year ended in March 2023 by the stock market price paid by the trust when ORIX’s shares were acquired (¥1,740.27 per share).
The targets and results with regard to the KPIs of the performance-linked compensation listed in the table above are as follows:

-	Company-wide performance indicator
We targeted the milestone rate with regard to the consolidated net income growth set by the compensation committee towards the achievement of the Company’s mid-term
strategic directions, and achieved 87%.

-	Division performance indicator
We set the performance target for each division based on the company-wide performance target, and achieved 0% to 150% (median:100%) by 22 Executive Officers and 5 group executives (based on the total evaluation including qualitative assessment).
Compensation for Makoto Inoue, Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer of ORIX, for fiscal 2023 was ¥126 million in fixed compensation, ¥109 million in performance-linked compensation and ¥137 million in share-based compensation.

Compensation for Shuji Irie, Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2023 was ¥39 million in fixed compensation, ¥36 million in performance-linked compensation and ¥43 million in share-based compensation.
Compensation for Satoru Matsuzaki, Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2023 was ¥39 million in fixed compensation, ¥40 million in performance-linked compensation and ¥43 million in share-based compensation.
Compensation for Yoshiteru Suzuki, Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2023 was ¥46 million (¥46 million from ORIX Corporation USA) in fixed compensation and ¥17 million in performance-linked compensation and ¥43 million in share-based compensation.
Compensation for Stan Koyanagi, Member of the Board of Directors, Managing Executive Officer of ORIX, for fiscal 2023 was ¥93 million (¥12 million from the Company and ¥81 million from ORIX Corporation USA) in fixed compensation and ¥120 million (¥120 million from ORIX Corporation USA) in performance-linked compensation.
The actual total amount of the share-based compensation paid in fiscal 2023 was ¥103 million paid to one director and one executive officer (including those serving concurrently as directors and Executive Officers) who retired during fiscal 2023
The Compensation Committee sets the following “Policy of Determining Compensation of Directors and Executive Officers.”
Policy of Determining Compensation of Directors and Executive Officers
ORIX’s business objective is to increase shareholder value over the medium- to long-term. ORIX believes in the importance of each director and Executive Officer responsibly performing his or her duties, and cooperation among different business units in order to achieve continued growth of the ORIX Group. The Compensation Committee believes that in order to accomplish such business objectives, directors and Executive Officers should place emphasis not only on performance during the current fiscal year, but also on medium- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, ORIX takes such factors into account when making decisions regarding the compensation system and compensation levels for directors and Executive Officers. Taking this basic policy into consideration, we have established separate policies for the compensation of directors and Executive Officers in accordance with their respective roles based on a decision of the compensation committee held on June 22, 2023.
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
Fixed compensation is decided for each individual based on a standard amount for each position. Compensation linked to business performance for the fiscal year ended March 2023 uses the level of achievement of the consolidated net income growth target as a company-wide performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 200% while, at the same time, using the level of achievement of the target of the division for which the relevant executive officer was responsible *** as a division performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 300%. In the case of Representative Executive Officers, the consolidated net income growth target is used as a sole performance indicator, adjusting the standard amount within the range of 0% to 200%. These performance indicators are selected based on the Company’s mid-term
strategic directions. In addition to the above, annual bonuses for the President, Senior Managing Executive Officers, and Managing Executive Officers will be increased or decreased an amount ranging from 0% to 30% of the base amount for each position using progress toward the
ESG-related
Key Goals as an indicator. If progress towards
ESG-related
Key Goals is proceeding as planned, the payment will not be adjusted. For share-based compensation reflecting medium- to long-term performance, executive officers are granted a fixed amount of points based on their position, and they are paid in ORIX shares corresponding to the amount of points they have accumulated at the time of retirement.

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

For the authority, discretion and activity of Compensation Committee, refer to “Item 6. Directors, Senior Management and Employees—Structure and Activities of the Three Committees—
Compensation Committee
.”
The Compensation Committee conducts a comprehensive review, including confirming whether the specific compensation, etc. for individual Directors and Executive Directors is consistent with the compensation policies based on the resolution at the Compensation Committee meeting held on June 24, 2022, determines the compensation after verifying that the level of compensation is appropriate based on third-party research reports on Director compensation and other information, and judges whether the compensation is in line with the compensation policies.
In, addition, to further strengthen the sharing of profits with our shareholders and stakeholders, we have established shareholding guidelines to the Directors, Executive Officers and Group Executives to hold certain numbers of our shares in June 2005.
In June 2005, we introduced the share-based compensation, which is a program in which points are annually allocated to directors and executive officers based upon prescribed standards while in office, and the actual number of ORIX’s shares calculated based on the number of accumulated points is provided at the time of retirement. In July 2014, we started to provide these shares through a trust established by the Board Incentive Plan Trust. The Company entrusts money to the “Board Incentive Plan Trust”, which acquires ORIX’s shares from the stock market for directors and executive officers at the end of his or her tenure using money contributed in advance. The total number of points of the share-based compensation granted to directors, executive officers and group executives for fiscal 2023 is equivalent to 467,124 points. Under this system, ¥103 million, which is equivalent to 59,416 points accumulated up to the end of tenure, was paid to executive officers who left their positions during fiscal 2023. As a result, the balance to directors, executive officers and group executives as of March 31, 2023 was 2,273,956 points.
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
At the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, our shareholders approved stock option plans under which ORIX purchased shares from the open market and held them for transfer to ORIX’s directors and executive officers and some employees upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executive officers and certain employees of our subsidiaries and affiliates. From 2009 to 2023, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

DISCLOSURE OF A REGISTRANT`S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2023.
Each unit of Shares (1 unit = 100 Shares) has one vote, and none of our major shareholders have different voting rights. We do not issue preferred shares.

Name	Number of Shares held	Percentage of Issued shares
	(Thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	255,019	21.73
Custody Bank of Japan, Ltd. (Trust Account)	96,043	8.18
SSBTC CLIENT OMNIBUS ACCOUNT	22,360	1.90
CITIBANK, N.A. -N.Y , AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	21,989	1.87
STATE STREET BANK WEST CLIENT-TREATY 505234	20,885	1.78
JPMorgan Securities Japan Co., Ltd.	16,201	1.38
SMBC Nikko Securities Inc.	16,044	1.36
JP MORGAN CHASE BANK 385781	15,547	1.32
BNYM AS AGT/CLTS NON TREATY JASDEC	14,477	1.23
STATE STREET BANK AND TRUST COMPANY 505223	11,031	0.94
ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2023, the percentage of issued Shares held by overseas corporations and individuals was 39.26%. As of March 31, 2023, approximately 4,396,107 ADSs were outstanding (equivalent to 21,980,535 or approximately 1.78% of ORIX’s issued Shares as of that date). As of March 31, 2023, all our ADSs were held by one record holder in the United States.
On May 1, 2023, Mitsubishi UFJ Financial Group, Inc. submitted a filing to the Kanto Local Finance Bureau indicating that Mitsubishi UFJ Financial Group, Inc. held 49,098,840 Shares, representing 3.98% of ORIX’s outstanding Shares, as part of Mitsubishi UFJ Financial Group, Inc.’s assets under management.
On February 3, 2023, Sumitomo Mitsui Trust Bank, Limited submitted a filing to the Securities and Exchange Commission indicating that Sumitomo Mitsui Trust Holdings, Inc. held 75,068,800 Shares, representing 6.00% of ORIX’s outstanding Shares, as part of Sumitomo Mitsui Trust Bank, Limited’s assets under management.
On February 1, 2023, BlackRock Group submitted a filing to the Securities and Exchange Commission indicating that BlackRock Inc., primarily through BlackRock Japan Co., Ltd, held 81,867,112 Shares, representing 6.50% of ORIX’s outstanding Shares, as part of BlackRock Group’s assets under management.

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
There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) above other than those listed in the table below. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) above. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥27,514 million as of March 31, 2023 and did not exceed ¥37,000 million at any time during fiscal 2023.

Each of these loans was made in the ordinary course of business. The following table describes, for each related party borrower, the applicable interest rate (or range of interest rates), the largest aggregate amount outstanding during fiscal 2023 and the aggregate amount outstanding as of March 31, 2023.

Related Party	The largest aggregate amount outstanding during fiscal 2023	Aggregate amount outstanding as of March 31, 2023	Interest rate

	(Millions of yen)		(%)
Kansai Airports	¥12,795	¥12,795	6.5
IOS II, LLC	3,515	2,905	6.3
DIC	2,000	1,890	1.2
Meritix Airlease Limited	2,337	1,763	6.0 – 9.5
NIDC	1,590	1,590	4.0
Shinko Medical Support Corporation	1,540	1,430	5.0
Timber Parent, LLC	1,019	932	14.0
First Resort Co.,Ltd.	845	838	3.5
HIDROELECTRICA DE TACOTAN SA DE CV	702	702	9.3 – 13.4
HIDROELECTRICA DE TRIGOMIL SA DE CV	565	565	9.3 – 13.4
Beyçelik Gestamp Yenilenebilir Enerji Uretim, A.S.	562	562	3.0
FLUORESCENT SUPPLY CO INC—Class AA	473	368	12.0
Pacific League Marketing Corporation	335	335	1.6
Crestone	298	298	12.0
Junseikai Medical Corporation	230	230	0.6
Innovative Ergonomic Solutions, LLC	201	189	10.0
Beyçelik Elawan Yenileneb	119	119	3.0
Kadanaen Corporation	2	2	3.0
TACOTAN TRIGOMIL SERVICIOS, S.A.	1	1	3.3
SORA Airlease Designated Activity Company	8,226	0	6.0 – 9.5
California Proton Therapy Center, LLC	1,921	0	7.5 – 10.0
Tsubaki Marine S.A.	1,490	0	1.0
ERGE LEVANTE, S.L.	103	0	3.0
TAURUSKY SHIPPING SS311 LIMITED	97	0	1.8 – 2.8
YM Lease Co., Ltd.	67	0	0.9
ERGE ARAGON, S.L.	0	0	2.1
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
One ADSs represents five Shares. On March 31, 2023, approximately 4,396,107 ADSs were outstanding. This is equivalent to 21,980,535 or approximately 1.78% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by one record holder in the United States.
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
Settlement of transactions for shares listed on any of the stock exchanges in Japan will normally be effected on the third trading day from and including the transaction date. Settlement in Japan shall be made through JASDEC as described above.
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
General Meetings of Shareholders
The ordinary general meeting of our shareholders is usually held in Tokyo in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a general meeting of shareholders must be dispatched to each shareholder (or, in the case of a nonresident shareholder, to its resident proxy or mailing address in Japan) having voting rights at least two weeks prior to the date of such meeting. The notice of a general meeting of shareholders states that the Company will provide information constituting reference documents for the general meeting of shareholders in electronic format and notes the URL of the website used to provide such information, as well as the place, time and purpose thereof. Reference documents for a general meeting of shareholders must be posted on the website from the earlier of the date three weeks prior to the date set for the meeting or the date on which the notice of the meeting is dispatched, until the date on which three months have elapsed from the meeting. Shareholders are generally entitled to request the delivery of paper-based documents by the record date of voting rights. The record date for an ordinary general meeting of shareholders is March 31 of each year. General meetings of shareholders can be called by a director pursuant to a resolution of the board of directors.
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

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS
March 31, 2019	76.00	3.45
March 31, 2020	76.00	3.53
March 31, 2021	78.00	3.65
March 31, 2022	85.60	3.50
March 31, 2023	85.60	3.10
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
Based on this fundamental policy, the annual dividend for fiscal 2023 has been decided at 85.60 yen per share (the interim dividend paid was 42.80 yen per share and the year-end
dividend has been decided at 42.80 yen per share). The payout ratio for the fiscal year ended March 31, 2023 was 37.0%.
For next fiscal 2024, the annual dividend is forecasted at the higher of either payout ratio of 33.0% or 85.60 yen per share as well as in fiscal 2023.
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
Pursuant to the Act on Special Measures Concerning Taxation and the Act on Special Measures Concerning the Securing of Financial Resources for Reconstruction Measures Involving the Great East Japan Earthquake, the Japanese withholding tax rate applicable to dividends on Shares or ADSs paid to nonresident Holders by us is 15.315%. However, where an individual nonresident Holder holds 3% or more of the total number of shares issued by us, the withholding tax rate applicable will be 20.42% for dividends. Japan has entered into income tax treaties, conventions and agreements where this withholding tax rate is, in some cases, reduced to a lower percentage for portfolio investors. Nonresident Holders who are entitled under an applicable treaty, convention, or agreement to this reduced Japanese withholding tax rate are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant Japanese tax authority before the payment of dividends. A standing proxy for a nonresident Holder may provide such application service. Nonresident Holders who do not submit an application in advance will be entitled to claim the refund from the relevant Japanese tax authority of those withholding taxes withheld in excess of the rate of an applicable tax treaty.
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

This discussion does not describe all of the tax consequences that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances (including the application of the provisions of the Code (as described below) known as the Medicare contribution tax) or to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•
persons holding Shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Shares or ADSs ;

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

We believe we may have been a PFIC for the year to which this annual report relates. However, because of uncertainties in the application of the PFIC rules, including uncertainties as to the valuation and proper characterization of certain of our assets as passive or active, our PFIC status is uncertain. In addition, we may be a PFIC in the foreseeable future.
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
Sale or Other Taxable Disposition of Shares or ADSs
Subject to the PFIC rules described below, for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the Shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the Shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.
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
DOCUMENTS ON DISPLAY
We are subject to the reporting requirements of the Exchange Act. In accordance with these requirements, we file annual reports on Form
20-F
and furnish periodic reports on Form
6-K
with the Commission.
The Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission via EDGAR.

We are currently exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not required under the Exchange Act to publish financial statements as frequently or as promptly as are U.S. companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue press releases containing unaudited interim financial information as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.
SUBSIDIARY INFORMATION
Not applicable.
ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.
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
Interest Rate Risk
Many of our assets and liabilities are composed of floating and fixed rate assets and liabilities. Our floating rate assets and liabilities utilize various rates to determine interest amounts receivable and payable thereunder, including TIBOR, prime rates and U.S. dollar LIBOR, SOFR, etc. Movements in market interest rates affect gains and losses in those assets and liabilities. Accordingly, we endeavor to reduce interest rate risk through techniques such as funding interest rate bearing assets through liabilities with similar interest rate characteristics, e.g., financing floating-rate assets with floating-rate liabilities and financing fixed-rate assets with fixed-rate liabilities.
In order to manage assets and liabilities in an appropriate risk position, we conduct various type of analysis for interest rate sensitivity including gains and losses impact analysis and fair value analysis of assets and liabilities.
The table below of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and short-term and long-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contract period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2023 were 4.1% for installment loans, 2.0% for investment in securities (floating and fixed rate), 2.5% for short-term and long-term debt and 0.2% for deposits. As of March 31, 2023, the average payment rate of interest rate swaps was 1.5% and the average receipt rate was 3.1%. The average interest rates of financial instruments as of March 31, 2022 were: 3.4% for installment loans, 1.6% for investment in securities (floating and fixed rate), 1.3% for short-term and long-term debt and 0.2% for deposits. As of March 31, 2022, the average payment rate of interest rate swaps was 1.7% and the average receipt rate was 1.0%. As of March 31, 2023, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2022. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.
INTEREST RATE SENSITIVITY
NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date						Total	March 31, 2023 Estimated Fair Value
	Years ending March 31,
	2024	2025	2026	2027	2028	Thereafter

	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥224,715	¥133,027	¥105,483	¥71,710	¥59,170	¥432,401	¥1,026,506	¥1,007,499
Average interest rate	5.0%	7.7%	8.7%	8.1%	4.9%	3.8%	5.4%	—
Installment loans (floating rate)	¥297,386	¥296,080	¥306,304	¥198,828	¥165,264	¥1,574,979	¥2,838,841	¥2,789,381
Average interest rate	5.0%	5.6%	5.8%	5.1%	5.7%	2.3%	3.7%	—
Investment in securities (fixed rate)	¥73,293	¥77,303	¥47,433	¥94,998	¥75,063	¥1,997,253	¥2,365,343	¥2,132,332
Average interest rate	1.4%	1.1%	2.0%	1.2%	1.8%	1.5%	1.5%	—
Investment in securities (floating rate)	¥1,810	¥7,522	¥933	¥1,327	¥826	¥225,856	¥238,274	¥231,954
Average interest rate	3.2%	3.4%	2.7%	4.4%	(0.5%)	6.8%	6.6%	—
Liabilities:
Short-term debt	¥508,796	¥0	¥0	¥0	¥0	¥0	¥508,796	¥508,796
Average interest rate	3.4%	—	—	—	—	—	3.4%	—
Deposits	¥1,211,339	¥437,779	¥369,171	¥94,453	¥52,596	¥81,007	¥2,246,345	¥2,247,040
Average interest rate	0.2%	0.3%	0.3%	0.2%	0.3%	0.3%	0.2%	—
Long-term debt (fixed rate)	¥390,219	¥371,483	¥199,212	¥220,142	¥321,768	¥810,146	¥2,312,970	¥2,271,142
Average interest rate	1.8%	1.8%	1.2%	1.3%	2.1%	1.9%	1.8%	—
Long-term debt (floating rate)	¥487,041	¥324,989	¥373,779	¥381,292	¥296,759	¥1,032,893	¥2,896,753	¥2,892,970
Average interest rate	3.4%	3.3%	3.2%	3.0%	2.2%	2.6%	2.9%	—
NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected Maturity Date						Total	March 31, 2023 Estimated Fair Value
	Years ending March 31,
	2024	2025	2026	2027	2028	Thereafter

	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥76,916	¥73,837	¥77,515	¥90,390	¥24,242	¥226,382	¥569,282	¥19,480
Average pay rate	1.2%	2.0%	1.4%	2.2%	1.2%	1.2%	1.5%	—
Average receive rate	4.9%	4.8%	4.7%	3.8%	1.2%	1.4%	3.1%	—
Notional amount (fixed to floating)	¥—	¥—	¥—	¥—	¥—	¥46	¥46	¥(1)
Average pay rate	—%	—%	—%	—%	—%	4.1%	4.1%	—
Average receive rate	—%	—%	—%	—%	—%	2.9%	2.9%	—

The above table excludes purchased loans, which are exposed to interest rate risk, because it is difficult to estimate the timing and extent of collection of such loans. Purchased loans are deteriorated credit loans which we acquire at a discount and for which full collection of all contractually required payments from the debtors is unlikely. The total book value of our purchased loans as of March 31, 2023 was ¥12,255 million.
Long-term debt (fixed rate) in the table above includes the amount of ¥44,000 million of subordinated syndicated loan (hybrid loan). Out of this amount, ¥10,000 million was executed in fiscal 2022, and will mature in fiscal 2082 and may be redeemed after 5 years from the execution. ¥34,000 million was executed in fiscal 2023, and will mature in fiscal 2083 and may be redeemed after 5 years from the execution.
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
We have identified all positions that are subject to exchange rate risk, including retained earnings accumulated in foreign currencies in our overseas subsidiaries, which is translated to Japanese yen upon consolidation. ORIX shareholders’ equity is subject to exchange rate risk arising from such translations. Other positions, such as potential losses in future earnings, are calculated using several hypothetical scenarios based on 10% changes in the relevant currencies. Based on these scenarios, exchange losses in future earnings were estimated to be ¥17 million and ¥37 million as of March 31, 2022 and 2023, respectively. The largest of such losses were estimated in scenarios where the U.S. dollar appreciated 10% against the Japanese yen from the rate in effect on March 31, 2022 and 2023.
Risk of Market Prices in Stocks
We have marketable stocks that are subject to price risk arising from changes in their market prices. Our shareholders’ equity and net income bear risks due to changes in the market prices of these securities. To manage these risks of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2022 and 2023, respectively, and under such circumstances estimate ¥8,718 million and ¥8,723 million decrease in the fair value of our equity securities as of March 31, 2022 and 2023.

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
PAYMENTS TO ORIX FROM THE DEPOSITARY
The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, and proxy voting and related expenses. In fiscal 2023, this amount was $80,000.

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
Item 15. Controls and Procedures
As of March 31, 2023, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the principal financial officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule
13a-15(e)
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

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2023 by using the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2023.
The Company acquired DHC Corporation on January 31, 2023. The Company’s management excluded DHC Corporation from its assessment of the effectiveness of internal control over financial reporting as of March 31, 2023, because the acquisition was consummated close to the end of this fiscal year. The total assets of 363,687 million yen associated with DHC Corporation were included in the consolidated balance sheet of the Company as of March 31, 2023. There were no total revenues and net income of DHC Corporation after acquisition included in the Company’s consolidated statement of income for the year ended March 31, 2023.
The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our consolidated financial statements as of and for each of the years in the three-year period ended March 31, 2023, as stated in their attestation report which is included in Item 18.
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
Item 16C. Principal Accountant Fees and Services
FEES PAID TO PRINCIPAL ACCOUNTANT
AUDIT FEES
In fiscal 2022 and 2023, KPMG (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥3,221 million and ¥3,843 million, respectively, for direct audit fees.
AUDIT-RELATED FEES
In fiscal 2022 and 2023, KPMG billed us ¥144 million and ¥138 million, respectively, for audit-related services, including attestation, assurance and related services that are not reported under audit fees.
TAX FEES
In fiscal 2022 and 2023, KPMG billed us ¥111 million and ¥143 million, respectively, for tax-related
services.
ALL OTHER FEES
In fiscal 2022 and 2023, KPMG billed us ¥1 million and ¥9 million, respectively, for other products and services and for sustainability related assurance services.

AUDIT COMMITTEE’S
PRE-APPROVAL
POLICIES AND PROCEDURES
The Audit Committee has established standards for
pre-approval
of engagements of the independent registered public accounting firm for both audit services and non-audit
services.
When ORIX Group engages the independent registered public accounting firm for audit services, pre-approval
of the Audit Committee must be obtained prior to execution of the contract for such audit services, in accordance with pre-approval
policies and procedures. In terms of audit services, every year the independent registered public accounting firm draws up its annual audit plan and annual budget, which is evaluated by ORIX’s Accounting Department. Subsequently, pre-approval
is obtained from the Audit Committee.
Non-audit
services are generally not obtained from the independent registered public accounting firm or its affiliates. If it is necessary for ORIX Group to engage the independent registered public accounting firm for non-audit
services,
pre-approval
of the Audit Committee must be obtained on a
case-by-case
basis prior to execution of the relevant contract, in accordance with pre-approval
policies and procedures.
The Audit Committee may delegate the authority to
pre-approve
services to individual members of the Audit Committee. Audit Committee members to whom such pre-approval
authority has been delegated report to the Audit Committee in a timely manner regarding any services that they have approved pursuant to such authority.
In accordance with internal rules on
pre-approval,
the Audit Committee may set a maximum fee amount for
pre-approved
non-audit
services that are received over a reasonable period of one year or less. If the Audit Committee has set a maximum fee amount for pre-approved
non-audit
services, engagements for
pre-approved
non-audit
services that do not exceed the maximum fee amount do not require specific pre-approval
procedures. However, in such cases, engagements for such services must be reported to the Audit Committee in a timely manner.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2023	(a) Total number of Shares Purchased	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs *1,2	(d) Maximum number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs *1,2
April 2022	0	¥0	0	¥0
May 2022	1,288,600	2,346	1,288,600	46,976,763,700
June 2022	3,054,165	2,397	3,054,100	39,657,431,450
July 2022	2,734,150	2,280	2,734,100	33,424,421,950
August 2022	3,604,750	2,276	3,604,700	25,220,594,450
September 2022	2,772,820	2,273	2,772,800	18,919,130,250
October 2022	3,282,920	2,116	3,282,900	11,972,120,300
November 2022	3,283,780	2,150	3,283,700	4,912,779,600
December 2022	2,235,120	2,198	2,235,000	18,350
January 2023	20	2,214	0	0
February 2023	0	0	0	0
March 2023	0	0	0	0

Total	22,256,325	¥2,247	22,255,900	¥0

*1	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on May 11, 2022.

• Class of shares to be repurchased	Common shares
• Total number of shares to be repurchased	Up to 40,000,000 shares
(approx.3.3% of the total outstanding shares (excluding treasury shares))
• Total purchase price of shares to be repurchased	Up to 50 billion yen
• Repurchase period	May 18, 2022 to March 31, 2023
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*2	The share repurchase based on the above resolution at the Board of Directors meeting was completed. The details of share repurchase are as follows.

• Class of shares repurchased	Common shares
• Total number of shares repurchased	22,255,900 shares
• Total purchase price of shares repurchased	49,999,981,650 yen
• Repurchase period	From May 18, 2022 to December 15, 2022
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*3	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on May 10, 2023.

• Class of shares to be repurchased	Common shares
• Total number of shares to be repurchased	Up to 40,000,000 shares
(approx.3.4% of the total outstanding shares (excluding treasury shares))
• Total purchase price of shares to be repurchased	Up to 50 billion yen
• Repurchase period	May 17, 2023 to March 31, 2024
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares
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
F-154.
The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form
20-F:

(a)	Consolidated Balance Sheets as of March 31, 2022 and 2023 (page F-6 to F-7);

(b)	Consolidated Statements of Income for the years ended March 31, 2021, 2022 and 2023 (page F-8 to F-9);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2021, 2022 and 2023 (page F-10);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2021, 2022 and 2023 (page F-11 to F-12);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2021, 2022 and 2023 (page F-13);

(f)	Notes to Consolidated Financial Statements (page F-14 to F-153);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-154).

Item 19. Exhibits
We have filed the following documents as exhibits to this document.

Exhibit Number	Description

Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 24, 2022, and effective on September 1, 2022 (Incorporated by reference from the annual report on Form 20-F filed on June 29, 2022, commission file number 001-14856).

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on July 21, 2017 (Incorporated by reference from the annual report on Form 20-F filed on June 28, 2018, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on November 1, 2022.

Exhibit 2.1	Description of American Depositary Shares of ORIX Corporation, (Incorporated by reference from the registration statement on Form F-3 ASR filed on July 2, 2009, commission file number 333-160410).

Exhibit 2.2	Deposit Agreement, dated September 14, 1998, by and among ORIX Corporation, Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts (Incorporated by reference from the registration statement on Form F-3 ASR filed on July 2, 2009, commission file number 333-160410).

Exhibit 8.1	List of subsidiaries and affiliates.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference from the annual report on Form 20-F filed on June 25, 2019, commission file number 001-14856).

Exhibit 12.1	Certifications required by Rule 13a-14 (a) (17 CFR 240.13a-14 (a)) or Rule 15d-14 (a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14 (b) (17 CFR 240.13a-14 (b)) or Rule 15d-14 (b) (17 CFR 240.15d 14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm.

Exhibit 101	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101	Inline XBRL Schema Document.

Exhibit 101	Inline XBRL Calculation Linkbase Document.

Exhibit 101	Inline XBRL Definition Linkbase Document.

Exhibit 101	Inline XBRL Labels Linkbase Document.

Exhibit 101	Inline XBRL Presentation Linkbase Document.

Exhibit 104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2023, has been formatted as Inline XBRL and contained in Exhibit 101
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

ORIX KABUSHIKI KAISHA
By:	/s/ YASUAKI MIKAMI
Name:	Yasuaki Mikami
Title:	Senior Managing Executive Officer
Date: June 26, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
ORIX Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries (the Group) as of March 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 26, 2023 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
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
Assessment of the fair value measurement of the investment funds categorized as Level 3 financial instruments in the fair value hierarchy
As discussed in Notes 1 and 2 to the consolidated financial statements, the Group’s financial assets measured at fair value on a recurring basis under Level 3 of the fair value hierarchy as of March 31, 2023 amounted to ¥572,019 million, which included ¥140,563 million of investment funds, and others. Certain overseas subsidiaries are determined as investment companies under ASC 946 (“Financial Services—Investment Companies”) and hold investment funds measured at fair value with changes in fair value recognized in earnings on a recurring basis. These investment funds are classified as Level 3 in the fair value hierarchy, because the Group measures their fair value using valuation techniques with key inputs that are unobservable. The fair value of the Level 3 investment funds held by a certain investment company in the ORIX USA segment is estimated based on the valuation methodology of the underlying equity investments by weighting the income approach technique using discounted cash flows and the market approach technique utilizing market multiples. Key inputs and assumptions used for the valuation include earnings before interest, taxes, depreciation and amortization (EBITDA) multiples, cash flow forecasts, weighted average cost of capital (WACC) and weighting of the techniques.
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
June 26, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
ORIX Corporation
Opinion on Internal Control Over Financial Reporting
We have audited ORIX Corporation (a Japanese corporation) and subsidiaries’ (the Group) internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of March 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated June 26, 2023 expressed an unqualified opinion on those consolidated financial statements.
ORIX Corporation acquired DHC Corporation on January 31, 2023, and management excluded from its assessment of the effectiveness of ORIX Corporation’s internal control over financial reporting as of March 31, 2023, DHC Corporation’s internal control over financial reporting associated with total assets of 363,687 million yen included in the consolidated balance sheet of ORIX Corporation as of March 31, 2023. There were no total revenues and net income of DHC Corporation after acquisition included in the consolidated statement of income of ORIX Corporation for the year ended March 31, 2023. Our audit of internal control over financial reporting of ORIX Corporation also excluded an evaluation of the internal control over financial reporting of DHC Corporation.
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
KPMG AZSA LLC
Tokyo, Japan
June 26, 2023

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2022 AND 2023
ORIX Corporation and Subsidiaries

		Millions of yen
		2022	2023
ASSETS
Cash and Cash Equivalents		¥954,827	¥1,231,860
Restricted Cash		136,985	135,048
Net investment in Leases		1,057,973	1,087,563
Installment Loans		3,862,604	3,877,602
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥151,601 million
March 31, 2023	¥197,041 million
Allowance for Credit Losses		(69,459)	(64,723)
Investment in Operating Leases		1,463,202	1,537,178
Investment in Securities		2,852,349	2,940,858
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥19,353 million
March 31, 2023	¥22,874 million
The amounts which are associated to available-for-sale debt securities are as follows:
As of March 31, 2022
Amortized Cost	¥2,276,425 million
Allowance for Credit Losses	¥(153) million
As of March 31, 2023
Amortized Cost	¥2,488,858 million
Allowance for Credit Losses	¥(144) million
Property under Facility Operations		561,846	620,994
Investment in Affiliates		978,033	1,000,704
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥0 million
March 31, 2023	¥2,511 million
Trade Notes, Accounts and Other Receivable		359,949	441,803
Inventories		139,563	169,021
Office Facilities		240,421	253,649
Other Assets		1,732,379	2,034,634
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥5,214 million
March 31, 2023	¥4,676 million

Total Assets		¥14,270,672	¥15,266,191

Note:	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are as follows:

	Millions of yen
	2022	2023
Cash and Cash Equivalents	¥3,899	¥3,544
Installment Loans (Net of Allowance for Credit Losses)	212,371	214,118
Investment in Operating Leases	101,881	65,314
Property under Facility Operations	210,307	159,991
Investment in Affiliates	51,877	50,406
Other	95,613	73,093

	¥675,948	¥566,466

CONSOLIDATED BALANCE SHEETS—(Continued)
AS OF MARCH 31, 2022 AND 2023
ORIX Corporation and Subsidiaries

		Millions of yen
		2022	2023
LIABILITIES AND EQUITY
Liabilities:
Short-term Debt		¥439,639	¥508,796
Deposits		2,276,158	2,246,345
Trade Notes, Accounts and Other Payable		291,422	366,851
Policy Liabilities and Policy Account Balances		1,963,623	2,065,366
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2022	¥198,905 million
March 31, 2023	¥163,734 million
Income Taxes:
Current		115,340	25,199
Deferred		345,841	359,582
Long-term Debt		4,427,046	5,209,723
Other Liabilities		1,040,202	1,056,084

Total Liabilities		10,899,271	11,837,946

Redeemable Noncontrolling Interests		—	945

Commitments and Contingent Liabilities
Equity:
Common stock:		221,111	221,111
Authorized:	2,590,000,000 shares
Issued:
March 31, 2022	1,258,277,087 shares
March 31, 2023	1,234,849,342 shares
Additional Paid-in Capital		260,479	233,169
Retained Earnings		2,909,317	3,031,942
Accumulated Other Comprehensive Income (Loss)		(16,041)	(8,381)
Treasury Stock, at Cost:		(113,447)	(121,256)
March 31, 2022	64,877,309 shares
March 31, 2023	64,543,473 shares

ORIX Corporation Shareholders’ Equity		3,261,419	3,356,585
Noncontrolling Interests		109,982	70,715

Total Equity		3,371,401	3,427,300

Total Liabilities and Equity		¥14,270,672	¥15,266,191

Notes
1.  The Company’s shares held through the Board Incentive Plan Trust (1,963,282 shares as of March 31, 2022 and 2,800,866 sha
res
as of March 31, 2023) are included in the number of treasury stock as of March 31, 2022 and 2023.

2. The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are as follows:

	Millions of yen
	2022	2023
Trade Notes, Accounts and Other Payable	¥2,251	¥1,436
Long-Term Debt	431,312	349,528
Other	38,891	26,971

	¥472,454	¥377,935

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023
ORIX Corporation and Subsidiaries

	Millions of yen
	2021	2022	2023
Revenues:
Finance revenues	¥271,194	¥279,589	¥317,612
Gains on investment securities and dividends	46,097	56,510	32,430
Operating leases	397,065	450,454	499,541
Life insurance premiums and related investment income	487,550	481,810	494,070
Sales of goods and real estate	410,953	435,398	392,569
Services income	679,849	816,604	930,151

Total revenues	2,292,708	2,520,365	2,666,373

Expenses:
Interest expense	78,068	68,232	127,618
Costs of operating leases	295,628	322,070	336,987
Life insurance costs	374,348	368,140	398,916
Costs of goods and real estate sold	347,721	381,119	333,009
Services expense	439,233	495,110	571,127
Other (income) and expense	17,125	20,494	14,445
Selling, general and administrative expenses	456,795	522,782	559,406
Provision for credit losses	16,021	3,939	7,756
Write-downs of long-lived assets	3,020	35,666	2,297
Write-downs of securities	5,935	730	824

Total expenses	2,033,894	2,218,282	2,352,385

Operating Income	258,814	302,083	313,988
Equity in Net Income of Affiliates	481	15,006	25,091
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	23,300	187,787	26,915
Bargain Purchase Gain	4,966	0	1,174

Income before Income Taxes	287,561	504,876	367,168
Provision for Income Taxes	90,747	187,264	87,500

Net Income	196,814	317,612	279,668

Net Income Attributable to the Noncontrolling Interests	4,453	5,477	6,561

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(23)	0	32

Net Income Attributable to ORIX Corporation Shareholders	¥192,384	¥312,135	¥273,075

Note:	Provision for credit losses of loans to affiliates are recorded in equity in net income (loss) of affiliates since the second quarter of fiscal 2021.

CONSOLIDATED STATEMENTS OF INCOME—(Continued)
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023
ORIX Corporation and Subsidiaries

	Yen
	2021	2022	2023
Amounts per Share of Common Stock for Income Attributable to ORIX Corporation Shareholders:
Basic:
Net Income Attributable to ORIX Corporation Shareholders	¥155.54	¥259.37	¥231.35
Diluted:
Net Income Attributable to ORIX Corporation Shareholders	¥155.39	¥259.07	¥231.04
Cash Dividends	76.00	82.00	89.40
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023
ORIX Corporation and Subsidiaries

	Millions of yen
	2021	2022	2023
Net Income	¥196,814	¥317,612	¥279,668

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(11,182)	(56,684)	(110,166)
Net change of debt valuation adjustments	(899)	(337)	54
Net change of defined benefit pension plans	5,330	13,002	4,448
Net change of foreign currency translation adjustments	36,246	105,693	94,707
Net change of unrealized gains on derivative instruments	4,782	15,070	19,670

Total other comprehensive income	34,277	76,744	8,713

Comprehensive Income	231,091	394,356	288,381

Comprehensive Income Attributable to the Noncontrolling Interests	5,128	12,137	12,059

Comprehensive Income (loss) Attributable to the Redeemable Noncontrolling Interests	(303)	0	(17)

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥226,266	¥382,219	¥276,339

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023
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

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023
ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2022	¥221,111	¥260,479	¥2,909,317	¥(16,041)	¥(113,447)	¥3,261,419	¥109,982	¥3,371,401

Contribution to subsidiaries						0	3,451	3,451
Transaction with noncontrolling interests		(28,048)		4,396		(23,652)	(36,758)	(60,410)
Comprehensive income, net of tax:
Net income			273,075			273,075	6,561	279,636
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				(110,142)		(110,142)	0	(110,142)
Net change of debt valuation adjustments				54		54	0	54
Net change of defined benefit pension plans				4,455		4,455	(7)	4,448
Net change of foreign currency translation adjustments				91,095		91,095	3,637	94,732
Net change of unrealized gains on derivative instruments				17,802		17,802	1,868	19,670

Total other comprehensive income						3,264	5,498	8,762

Total comprehensive income						276,339	12,059	288,398

Cash dividends			(106,290)			(106,290)	(18,019)	(124,309)
Acquisition of treasury stock					(52,071)	(52,071)	0	(52,071)
Disposal of treasury stock		(85)			102	17	0	17
Cancellation of treasury stock			(44,160)		44,160	0	0	0
Other, net		823				823	0	823

Balance at March 31, 2023	¥221,111	¥233,169	¥3,031,942	¥(8,381)	¥(121,256)	¥3,356,585	¥70,715	¥3,427,300

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 18 “Redeemable Noncontrolling Interests.”
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2021, 2022 AND 2023
ORIX Corporation and Subsidiaries

	Millions of yen
	2021	2022	2023
Cash Flows from Operating Activities:
Net income	¥196,814	¥317,612	¥279,668
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	315,955	330,351	353,434
Principal payments received under net investment in leases	426,645	462,475	489,428
Provision for credit losses	16,021	3,939	7,756
Equity in net (income) loss of affiliates (excluding interest on loans)	837	(13,753)	(24,022)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(23,300)	(187,787)	(26,915)
Bargain purchase gain	(4,966)	0	(1,174)
Gains on sales of securities other than trading	(15,228)	(22,322)	(8,742)
Gains on sales of operating lease assets	(26,358)	(40,148)	(56,932)
Write-downs of long-lived assets	3,020	35,666	2,297
Write-downs of securities	5,935	730	824
Deferred tax provision	25,518	12,208	29,202
Decrease in trading securities	12,103	68,422	31,855
Increase in inventories	(12,061)	(7,053)	(17,527)
(Increase) Decrease in trade notes, accounts and other receivable	(12,657)	3,562	12,953
Increase (Decrease) in trade notes, accounts and other payable	(1,947)	14,943	(12,173)
Increase in policy liabilities and policy account balances	230,947	141,201	101,743
Increase (Decrease) in income taxes payable	(11,045)	92,026	(128,948)
Other, net	(23,819)	(108,702)	(119,639)

Net cash provided by operating activities	1,102,414	1,103,370	913,088

Cash Flows from Investing Activities:
Purchases of lease equipment	(716,737)	(872,994)	(976,502)
Installment loans made to customers	(1,198,978)	(1,202,198)	(1,267,070)
Principal collected on installment loans	1,139,608	1,182,261	1,318,244
Proceeds from sales of operating lease assets	138,912	147,104	233,452
Investment in affiliates, net	(112,922)	(34,804)	(47,611)
Proceeds from sales of investment in affiliates	41,730	47,677	96,620
Purchases of available-for-sale debt securities	(709,349)	(526,478)	(515,865)
Proceeds from sales of available-for-sale debt securities	285,836	239,250	323,773
Proceeds from redemption of available-for-sale debt securities	31,859	90,478	44,496
Purchases of equity securities other than trading	(56,314)	(94,182)	(67,534)
Proceeds from sales of equity securities other than trading	30,532	71,883	44,211
Purchases of property under facility operations	(43,954)	(44,302)	(103,572)
Acquisitions of subsidiaries, net of cash acquired	(82,163)	(87,582)	(206,830)
Sales of subsidiaries, net of cash disposed	57,722	252,921	19,987
Other, net	(15,772)	22,120	5,723

Net cash used in investing activities	(1,209,990)	(808,846)	(1,098,478)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(42,136)	96,383	20,408
Proceeds from debt with maturities longer than three months	1,171,350	950,244	1,820,633
Repayment of debt with maturities longer than three months	(1,013,937)	(1,160,613)	(1,158,517)
Net increase (decrease) in deposits due to customers	85,737	(42,591)	(30,638)
Cash dividends paid to ORIX Corporation shareholders	(95,164)	(99,395)	(106,290)
Acquisition of treasury stock	(55,443)	(50,001)	(52,071)
Contribution from noncontrolling interests	24,487	25,942	3,926
Purchases of shares of subsidiaries from noncontrolling interests	(4,791)	(2,086)	(46,319)
Net increase (decrease) in call money	(17,500)	(7,500)	5,000
Other, net	(12,719)	(17,001)	(17,824)

Net cash provided by (used in) financing activities	39,884	(306,618)	438,308

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	11,983	24,331	22,178

Net increase (decrease) in Cash, Cash Equivalents and Restricted Cash	(55,709)	12,237	275,096

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,135,284	1,079,575	1,091,812

Cash, Cash Equivalents and Restricted Cash at End of Year	¥1,079,575	¥1,091,812	¥1,366,908

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ORIX Corporation and Subsidiaries
1. Significant Accounting and Reporting Policies
In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States (“U.S. GAAP”). Significant accounting and reporting policies are summarized as follows:
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
Investments in affiliates, of which the Company has 20% – 50% ownership or has the ability to exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected. When the Company holds majority voting interests of an entity but noncontrolling shareholders hold substantive participating rights to make decisions on activities that occur over the ordinary course of the business, an affiliate is recognized. Investments in affiliates are recorded at cost plus/minus the Company and its subsidiaries’ portion of equity in undistributed earnings. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its fair value.
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
(c) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for credit losses (including the allowance for off-balance
sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and other intangible assets.
In addition, we carefully considered the future outlook regarding the spread of the
COVID-19
etc. As of March 31, 2023, there was no significant impact on our accounting estimates. However, projections of unexpected events such as future outbreaks of infectious diseases, as well as sudden global economic changes due to such events are uncertain and may change rapidly. Therefore, our accounting assumptions and estimates may change over time.
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
(1) Revenues from finance leases
Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estates. Net investment in leases includes sales-type leases and direct financing leases which are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. When providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The repayment of lessor costs received from lessees are recognized in revenues from finance leases and those costs are recognized in other (income) and expense. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of residual values are determined based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases.
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
past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financing receivables if the principal and interest is not
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
In providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensations for those lessor costs received from lessees are recognized in operating lease revenues and those costs are recognized in costs of operating leases. Investment in operating leases is recorded at cost less accumulated depreciation. In addition, operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. The estimated average useful lives of principal operating lease assets classified as transportation equipment is 5 years, measuring and information-related equipment is
4 years, real estate (other than land) is 31 years and other is 8 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.
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
(g) Allowance for credit losses
The allowance for credit losses estimates all credit losses expected to occur in future over the remaining life of net investment in leases, financial assets measured at amortized cost, such as installment loans, held-to-maturity
debt securities and other receivables, and is recognized adequately based on the management

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

judgement. Expected prepayments are reflected in the remaining life. The allowance for credit losses is increased by provision charged to income and is decreased by charge-offs, net of recoveries mainly.
Developing the allowance for credit losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, prior charge-off
experience, current delinquencies and delinquency trends, value of underlying collateral and guarantees, current economic and business conditions and expected outlook in the future.
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
In addition, if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance
sheet credit exposures is measured using the same measurement methodologies as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Held-to-maturity
debt securities are in the scope of ASC 326 (“Financial Instruments—Credit Losses”), see Note 1 “Significant Accounting and Reporting Policies (g) Allowance for credit losses.”
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
The Company and its certain subsidiaries have applied Japanese Group Relief System for National Corporation tax purposes.
(k) Securitized assets
The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized are sold to SPEs, that issue asset-backed beneficial interests and securities to the investors.
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
(l) Derivative financial instruments
The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of trading or economic hedge that are not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If derivatives are qualified for hedge accounting, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(p) Property under facility operations
Property under facility operations consist primarily of operating facilities (including hotels and training facilities) and environmental assets (including mega solar, wind power plants and coal-biomass
co-fired
power plants), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2021, 2022 and 2023 were ¥30,448 million, ¥29,871 million and ¥34,622 million, respectively. Accumulated depreciation was ¥147,459 million and ¥180,130 million as of March 31, 2022 and 2023, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for structures and up to 44 years for others.
(q) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2022 and 2023, residential condominiums under development were ¥62,414 million and ¥74,621 million, respectively, and completed residential condominiums and merchandise for sale were ¥77,149 million and ¥94,400 million, respectively.
The Company and its subsidiaries recorded ¥2,510 million, ¥10,492 million and ¥1,205 million of write-downs principally on completed residential condominiums and merchandise for sale for fiscal 2021, 2022 and 2023, respectively, primarily resulting from a decrease in expected sales price. These write-downs were recorded in costs of goods and real estate sold and included in Real Estate segment, PE Investment and Concession segment, Corporate Financial Services and Maintenance Leasing segment,
Environment and Energy segment, and ORIX USA segment.
(r) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance
basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2021, 2022 and 2023 were ¥8,269 million, ¥9,083 million and ¥8,373 million, respectively. Accumulated depreciations were ¥73,063 million and ¥74,507 million as of March 31, 2022 and 2023, respectively. Estimated useful lives range up to 62 years for buildings and structures and up to 46 years for machinery and equipment.
(s)
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

amortized over the lease term by the fixed term operating cost minus the interest cost. Amortization of ROU assets of finance leases and operating leases expenses are included in costs of operating leases, services expense and selling, general and administrative expenses.
(t) Other assets
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
(u) Business combinations
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
(v) Goodwill and other intangible assets
The Company and its subsidiaries perform an impairment test for goodwill and any indefinite-lived intangible assets at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment whenever such events or changes occur.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before we perform a quantitative goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the quantitative impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the quantitative goodwill impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the quantitative goodwill impairment test. The quantitative goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. The Company and its subsidiaries test the goodwill at the reporting unit which is either the same level as an operating segment level or one level below an operating segment.
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired before we perform a quantitative

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

impairment test. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative impairment test for other indefinite-lived intangible assets. For those indefinite-lived intangible assets for which the qualitative assessment is performed, if, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. We compare the fair value with the carrying amount of the indefinite-lived intangible asset. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
Intangible assets with finite lives are amortized over their useful lives and tested for impairment. The Company and its subsidiaries perform a recoverability test for the intangible assets whenever events or changes in circumstances indicate that the assets might be impaired. The intangible assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, and the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount and an impairment loss is recognized in an amount equal to the difference.
(w) Other Liabilities
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
(x) Earnings per share
Basic earnings per share is computed by dividing net income attributable to ORIX Corporation shareholders by the weighted average number of shares of outstanding common stock in each period. Diluted earnings per share is calculated by reflecting the potential dilution that could occur if securities or other contracts issuing common stock were exercised or converted into common stock.
(y) Redeemable noncontrolling interests
Noncontrolling interests in a certain subsidiary are redeemable interests which are subject to call and put rights upon certain equity holder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between liabilities and equity on the consolidated balance sheets at its estimated redemption value.
(z) New accounting pronouncements
In August 2018, Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

assumptions at least annually and to update discount rate used for liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred acquisition costs, these updates are applied to contracts in force as of beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the instrument-specific credit risk between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries will adopt these updates on April 1, 2023, with the transition date of April 1, 2021, on a modified retrospective basis. The adoption of these updates will change the measurement of the liability for future policy benefits, etc. In addition, the effect on the Company and its subsidiaries’ results of operations and financial position will be an increase of approximately
 ¥29,000 million in policy liabilities and policy account balances, a decrease of approximately ¥25,000 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)) in the consolidated balance sheet as of the transition date. These are due to changes in the applicable discount rate resulting from fluctuation in interest rate (mainly a decline in Japanese yen interest rates)
. In addition, the effect of the adoption of these updates on the Company and its subsidiaries’
results of operations and
financial position will be an increase of approximately ¥10,000 million in deferred policy acquisition costs (other asset
s
), a decrease of approximately ¥51,000 million in policy liabilities and policy account balances, an increase of approximately ¥38,000 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of approximately ¥6,000 million in retained earnings in the consolidated balance sheet, and a decrease of approximately ¥5,000 million in life insurance costs in the consolidated statement of income as of March 31, 2022.

These are due mainly to changes in the applicable discount rate resulting from fluctuation in interest rate (mainly an increase in US dollar interest rates), and a change in the amortization period of deferred policy acquisition costs.
Furthermore, the effect of the adoption of these updates on the Company and its subsidiaries’
results of operations and
financial position will be an increase of approximately ¥24,000 million in deferred policy acquisition costs (other asset
s
), a decrease of approximately ¥234,000 million in policy liabilities and policy account balances, an increase of approximately ¥165,000 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of approximately ¥23,000 million in retained earnings in the consolidated balance sheet, and a decrease of approximately ¥25,000 million in life insurance costs in the consolidated statement of income as of March 31, 2023.
These are due mainly to changes in the applicable discount rate resulting from fluctuation in interest rate (mainly an increase in US dollar interest rates), reversals of policy liability and policy account balance with updating net insurance premium rates due to discrepancies between actual benefits paid and forecasts, and change in the amortization period of deferred policy acquisition costs.
The Company and its subsidiaries will expand their disclosures that are required by these updates, regarding long-duration contracts.
In March 2020, Accounting Standards Update
2020-04
(“Facilitation of the Effects of Reference Rate Reform on Financial Reporting”—ASC 848 (“Reference Rate Reform”)) was issued, and related amendments were issued thereafter. These updates provide companies with optional expedients and exceptions to contract, hedging relationships and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. These updates are effective as of March 12, 2020 through December 31, 2024. The Company and its subsidiaries adopted certain optional expedients to relevant contract modifications and hedge accounting relationships from the three months ended

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

December 31, 2021, mainly in order to ease the administrative burden of accounting for contract modifications that replace a reference rate impacted by reference rate reform. The adoption of these updates had no material impact on the Company and its subsidiaries’ results of operations or financial position. Also, we do not expect a material impact in future reporting periods.
In July 2021, Accounting Standards Update
2021-05
(“Lessors—Certain Leases with Variable Lease Payments”) was issued as the amendments to ASC 842 (“Leases”). This update requires that lessors classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if classifying the lease as a sales-type lease or a direct financing lease would result in the recognition of a selling loss at lease commencement. The Company and its subsidiaries adopted this update on April 1, 2022 using the option to apply the amendments prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The adoption of this update had no material effect on the Company and its subsidiaries’ results of operations or financial position.
In October 2021, Accounting Standards Update
2021-08
(“Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”—ASC 805 (“Business Combinations”)) was issued. This update requires us to apply ASC 606 (“Revenue from Contracts with Customers”) to recognize and measure contract assets and contract liabilities acquired in a business combination. Although the Company and its subsidiaries planned to adopt this update on April 1, 2023, the Company and its subsidiaries adopted this update early from the three months ended December 31, 2022, after considering the adoption of this update to newly acquired companies. The Company and its subsidiaries adopted this update retrospectively to business combinations for which the acquisition date occurred on or after April 1, 2022, and there were no accounting treatment applicable to this update for the three months ended June 30, 2022 and September 30, 2022. The adoption of this update had no material effect on the Company and its subsidiaries’ results of operations or financial position.
In November 2021, Accounting Standards Update
2021-10
(“Disclosures by Business Entities about Government Assistance”—ASC 832 (“Government Assistance”)) was issued. This update requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy to other accounting guidance. The annual disclosure shall include; (1) information about the nature of the transactions and the related accounting policy used to account for the transactions, (2) the line items on the consolidated balance sheet and consolidated income statement that are affected by the transactions, and the amounts applicable to each financial statement line item, and (3) significant terms and conditions of the transactions, including commitments and contingencies. The Company and its subsidiaries prospectively adopted this update on April 1, 2022 and included the relevant disclosures from March 31, 2023. The adoption of this update had no material effect on the Company and its subsidiaries’ results of operations or financial position. For further information, see Note 6 “Leases.”
In March 2022, Accounting Standards Update
2022-02
(“Troubled Debt Restructurings and Vintage Disclosures”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This update eliminates the recognition and measurement guidance on troubled debt restructuring (hereinafter, “TDR”) and, instead, requires that an entity evaluate whether certain modifications on contractual terms made to borrowers experiencing financial difficulty should be accounted for as a new loan or a continuation of an existing loan. Additionally, enhanced disclosures for certain modifications made to borrowers experiencing financial difficulty are newly required. In addition, this update also requires that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic
326-20
(“Financial Instruments—Credit Losses—Measured at Amortized Cost”) in the existing vintage disclosure, where an entity discloses the amortized cost basis by credit quality indicator and class of financing receivable by year of origination. This update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022 and early adoption is permitted. This update should be applied prospectively from the beginning of the fiscal year of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

adoption, including interim periods, except for the optional transition method related to the recognition and measurement of TDRs for which an entity may elect to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company and its subsidiaries will adopt this update on April 1, 2023. The Company and its subsidiaries expect that the adoption of this update will have no material impact on the Company and its subsidiaries’ results of operations or financial position. The Company and its subsidiaries will expand their disclosures that are required by this update.
In June 2022, Accounting Standards Update
2022-03
(“Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”—ASC 820 (“Fair Value Measurement”)) was issued. This update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value of an equity security. This update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This update also requires new disclosures for equity securities subject to contractual sale restrictions. The new disclosure shall include; (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, (2) the nature and remaining duration of the restrictions, and (3) the circumstances that could cause a lapse in the restrictions. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. This update should be applied prospectively for fair value measurement and disclosures from the adoption of the amendments. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In September 2022, Accounting Standards Update
2022-04
(“Disclosure of Supplier Finance Program Obligations”—ASC 405-50 (“Liabilities—Supplier Finance Programs”)) was issued. This update requires that a buyer in a supplier finance program disclose sufficient information about the program in mainly annual disclosure, to allow a user of financial statements to understand the program’s nature, activities during the period, changes from period to period, and potential magnitude. The disclosure shall include (1) the key terms of the program and (2) the obligations that the buyer has confirmed as valid to the finance provider or intermediary. This update is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2023. Since this update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.
In March 2023, Accounting Standards Update
2023-01
(“Common Control Arrangements”) was issued as the amendments to ASC 842 (“Leases”). This update requires that leasehold improvements associated with common control leases are amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term), as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. And this update provides a practical expedient for private companies to determine whether a related party arrangement between entities under common control is a lease, or to determine the classification of and accounting for that lease when the arrangement is a lease. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In March 2023, Accounting Standards Update
2023-02
(“Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method”) was issued as the amendments to ASC 323 (“Investments—Equity Method and Joint Ventures”). This update expands the investments eligible to elect to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

apply the proportional amortization method to tax equity investments in similar tax credit programs other than the low-income
housing tax credit (LIHTC). Disclosures are required on an interim and annual basis for tax equity investments in tax credit programs for which the proportional amortization method (including investments within that elected program that do not meet the conditions to apply the proportional amortization method) is elected. This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
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
The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale
debt securities, certain equity securities, certain investment in affiliates, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts at fair value on a recurring basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2022 and 2023:
March 31, 2022

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥151,601	¥0	¥151,601	¥0
Trading debt securities	2,503	0	2,503	0
Available-for-sale debt securities:	2,174,891	1,095	2,032,736	141,060
Japanese and foreign government bond securities*2	832,613	1,095	831,518	0
Japanese prefectural and foreign municipal bond securities	325,604	0	322,551	3,053
Corporate debt securities*3	849,560	0	848,863	697
CMBS and RMBS in the Americas	28,732	0	28,732	0
Other asset-backed securities and debt securities	138,382	0	1,072	137,310
Equity securities*4*5	385,271	112,200	160,099	112,972
Derivative assets:	51,366	292	46,214	4,860
Interest rate swap agreements	9,570	0	9,570	0
Options held/written and other	25,664	0	20,804	4,860
Futures, foreign exchange contracts	16,006	292	15,714	0
Foreign currency swap agreements	126	0	126	0
Netting* 7	(20,333)	0	0	0
Net derivative assets	31,033	0	0	0
Other assets:	5,214	0	0	5,214
Reinsurance recoverables* 8	5,214	0	0	5,214

Total	¥2,770,846	¥113,587	¥2,393,153	¥264,106

Liabilities:
Derivative liabilities:	¥105,705	¥2,026	¥95,047	¥8,632
Interest rate swap agreements	8,182	0	8,182	0
Options held/written and other	21,562	0	12,930	8,632
Futures, foreign exchange contracts	71,443	2,026	69,417	0
Foreign currency swap agreements	4,518	0	4,518	0
Netting* 7	(20,333)	0	0	0
Net derivative Liabilities	85,372	0	0	0
Policy Liabilities and Policy Account Balances:	198,905	0	0	198,905
Variable annuity and variable life insurance contracts* 9	198,905	0	0	198,905

Total	¥304,610	¥2,026	¥95,047	¥207,537

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2023

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥197,041	¥0	¥23,192	¥173,849
Trading debt securities	2,179	0	2,179	0
Available-for-sale debt securities:	2,234,608	4,334	1,986,672	243,602
Japanese and foreign government bond securities*2	801,295	3,004	798,291	0
Japanese prefectural and foreign municipal bond securities	369,246	0	365,915	3,331
Corporate debt securities*3	784,388	1,330	778,321	4,737
CMBS and RMBS in the Americas	43,173	0	43,173	0
Other asset-backed securities and debt securities	236,506	0	972	235,534
Equity securities*4*5	379,236	105,646	133,027	140,563
Certain investment in affiliates*6	2,511	0	0	2,511
Derivative assets:	72,398	203	65,377	6,818
Interest rate swap agreements	22,798	0	22,798	0
Options held/written and other	30,487	0	23,669	6,818
Futures, foreign exchange contracts	17,785	203	17,582	0
Foreign currency swap agreements	1,325	0	1,325	0
Credit derivatives held	3	0	3	0
Netting*7	(22,052)	0	0	0
Net derivative assets	50,346	0	0	0
Other assets:	4,676	0	0	4,676
Reinsurance recoverables*8	4,676	0	0	4,676

Total	¥2,892,649	¥110,183	¥2,210,447	¥572,019

Liabilities:
Derivative liabilities:	¥71,366	¥1,484	¥55,240	¥14,642
Interest rate swap agreements	3,319	0	3,319	0
Options held/written and other	28,423	0	13,781	14,642
Futures, foreign exchange contracts	37,195	1,484	35,711	0
Foreign currency swap agreements	2,426	0	2,426	0
Credit derivatives written	3	0	3	0
Netting*7	(22,052)	0	0	0
Net derivative Liabilities	49,314	0	0	0
Policy Liabilities and Policy Account Balances:	163,734	0	0	163,734
Variable annuity and variable life insurance contracts*9	163,734	0	0	163,734

Total	¥235,100	¥1,484	¥55,240	¥178,376

*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income were losses of ¥3,260 million, ¥2,982 million and ¥2,429 million from the change in the fair value of the loans for fiscal 2021, 2022 and 2023, respectively. No gains or losses were recognized in earnings during fiscal 2021, 2022 and 2023 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2022, were ¥151,672 million and ¥
151,601
 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥71 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2023, were ¥199,674 million and ¥197,041 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥2,633 million. As of March 31, 2022 and 2023, there were no loans that are 90 days or more past due or, in non-accrual
status.

*2
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥28 million, a gain of ¥51 million and a loss of ¥11 million from the change in the fair value of those investments for fiscal 2021, 2022 and 2023, respectively. There were no such investments elected the fair value option as of March 31, 2022.

The amount of aggregate fair value elected the fair value option was ¥237 million as of March 31, 2023.

*3
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a gain of ¥1,080 million and losses of ¥365 million and ¥516 million from the change in the fair value of those investments for fiscal 2021, 2022 and 2023, respectively. The amounts of aggregate fair value elected the fair value option were ¥7,644 million and ¥6,605 million as of March 31, 2022 and 2023, respectively.

*4
Certain subsidiaries elected the fair value option for certain investments in investment funds, and others included in equity securities. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥3,187 million, ¥1,199 million and ¥1,066 million from the change in the fair value of those investments for fiscal 2021, 2022 and 2023, respectively. The amounts of aggregate fair value elected the fair value option were ¥11,709 million and ¥16,032 million as of March 31, 2022 and 2023, respectively.

*5	The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥25,999 million and ¥51,263 million as of March 31, 2022 and 2023, respectively.
*6
A certain subsidiary elected the fair value option for certain investment in affiliates. No gains or losses were recognized in earnings from the change in the fair value of those investments for fiscal 2021, 2022 and 2023. There were no such investments elected the fair value option as of March 31, 2022. The amounts of aggregate fair value elected the fair value option were ¥2,511 million as of March 31, 2023.

*7	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*8
Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥5,214 million and ¥4,676 million as of March 31, 2022 and 2023, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings for fiscal 2021, 2022 and 2023, see Note 23 “Life Insurance Operations.”

*9
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥198,905 million and ¥163,734 million as of March 31, 2022 and 2023, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings for fiscal 2021, 2022 and 2023, see Note 23 “Life Insurance Operations.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in fiscal 2021, 2022 and 2023:
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

2022

	Millions of yen
	Balance at April 1, 2021	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2022	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2022*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at March 31, 2022*2
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale debt securities	¥133,457	¥7,041	¥6,941	¥13,982	¥51,644	¥(9,465)	¥(48,558)	¥0	¥141,060	¥2,445	¥7,116
Japanese prefectural and foreign municipal bond securities	2,761	0	292	292	0	0	0	0	3,053	0	291
Corporate debt securities	1,021	0	(1)	(1)	0	0	(323)	0	697	0	(1)
Other asset-backed securities and debt securities	129,675	7,041	6,650	13,691	51,644	(9,465)	(48,235)	0	137,310	2,445	6,826
Equity securities	91,410	16,350	8,779	25,129	24,606	(26,795)	(768)	(610)	112,972	4,555	8,743
Investment funds, and others	91,410	16,350	8,779	25,129	24,606	(26,795)	(768)	(610)	112,972	4,555	8,743
Derivative assets and liabilities (net)	13,790	(18,340)	778	(17,562)	0	0	0	0	(3,772)	(18,340)	778
Options held/written and other	13,790	(18,340)	778	(17,562)	0	0	0	0	(3,772)	(18,340)	778
Other asset	6,297	(2,146)	0	(2,146)	1,835	0	(772)	0	5,214	(2,146)	0
Reinsurance recoverables*5	6,297	(2,146)	0	(2,146)	1,835	0	(772)	0	5,214	(2,146)	0
Policy Liabilities and Policy Account Balances	266,422	(1,743)	(467)	(2,210)	0	0	(69,727)	0	198,905	(1,743)	(467)
Variable annuity and variable life insurance contracts*6	266,422	(1,743)	(467)	(2,210)	0	0	(69,727)	0	198,905	(1,743)	(467)
2023

	Millions of yen
	Balance at April 1, 2022	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2023	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2023*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at March 31, 2023*2
		Included in earnings*1	Included in other comprehensive income*2	Total
Loans held for sale	¥0	¥18	¥1,095	¥1,113	¥2,457	¥(5,776)	¥0	¥176,055	¥173,849	¥18	¥1,095
Available-for-sale debt securities	141,060	3,788	1,238	5,026	116,175	(9,100)	(9,559)	0	243,602	3,458	1,713
Japanese prefectural and foreign municipal bond securities	3,053	0	278	278	0	0	0	0	3,331	0	278
Corporate debt securities	697	89	(1)	88	5,922	(1,554)	(416)	0	4,737	(16)	(0)
Other asset-backed securities and debt securities	137,310	3,699	961	4,660	110,253	(7,546)	(9,143)	0	235,534	3,474	1,435
Equity securities	112,972	22,823	9,642	32,465	4,685	(7,223)	(2,336)	0	140,563	22,113	9,509
Investment funds, and others	112,972	22,823	9,642	32,465	4,685	(7,223)	(2,336)	0	140,563	22,113	9,509
Certain investment in affiliates	0	0	5	5	2,506	0	0	0	2,511	0	5
Derivative assets and liabilities (net)	(3,772)	(2,845)	(1,207)	(4,052)	0	0	0	0	(7,824)	(2,845)	(1,207)
Options held/written and other	(3,772)	(2,845)	(1,207)	(4,052)	0	0	0	0	(7,824)	(2,845)	(1,207)
Other asset	5,214	(1,286)	0	(1,286)	1,153	0	(405)	0	4,676	(1,286)	0
Reinsurance recoverables*5	5,214	(1,286)	0	(1,286)	1,153	0	(405)	0	4,676	(1,286)	0
Policy Liabilities and Policy Account Balances	198,905	6,343	74	6,417	0	0	(28,754)	0	163,734	6,343	74
Variable annuity and variable life insurance contracts*6	198,905	6,343	74	6,417	0	0	(28,754)	0	163,734	6,343	74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
In fiscal 2023, loans held for sale totaling ¥176,055
million were transferred from Level 2 to Level 3, since the inputs became unobservable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during fiscal 2022 and 2023. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
2022

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥235	¥0	¥235	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	6,972	0	0	6,972
Investment in operating leases, property under facility operations, office facilities and other assets	59,847	0	262	59,585
Certain equity securities	9,451	0	9,451	0
Certain investment in affiliates	2,846	0	0	2,846
Certain reporting units including goodwill	192	0	0	192
Certain intangible assets acquired in business combinations	98,014	0	0	98,014

	¥177,557	¥0	¥9,948	¥167,609

2023

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥1,139	¥0	¥1,139	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	5,970	0	0	5,970
Investment in operating leases, property under facility operations, office facilities and other assets	4,568	0	31	4,537
Certain equity securities	11,794	0	11,794	0
Certain investment in affiliates	4,013	3,587	0	426

	¥27,484	¥3,587	¥12,964	¥10,933

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value
.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Equity securities and investment in affiliates
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, a certain Americas subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

measures its investments held by the investment companies which are owned by the subsidiary at fair value. These investment funds, certain equity securities and certain investment in affiliates are classified as Level 3, because fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as level 3, because the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market, or broker quotes. A certain subsidiary elected the fair value option for certain investment in affiliates. These investment in affiliates are classified as Level 3, because fair value measurement is based on discounted cash flow methodologies.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2022 and 2023.

	March 31, 2022
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	¥3,053	Appraisals/Broker quotes	—	—
Corporate debt securities	697	Discounted cash flows	Discount rate	0.4% – 0.7%
				( 0.5%)
Other asset-backed securities and debt securities	25,666	Discounted cash flows	Discount rate	0.1% – 51.2%
				( 10.6%)
			Probability of default	1.9%
				( 1.9%)
	111,644	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds, and others	86,903	Discounted cash flows	WACC	11.9% – 18.6%
				( 16.3%)
			EV/Terminal EBITDA multiple	8.3x- 12.0 x
				( 9.9 x)
		Market multiples	EV/Last twelve months EBITDA multiple	6.4 x – 12.6 x
				( 9.5 x)
			EV/Forward EBITDA multiple	5.7 x – 12.5 x
				( 9.4 x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.6x- 14.5 x
				( 10.3 x)
	26,069	Appraisals/Broker quotes	—	—
Derivative assets:
Options held/written and other	4,792	Discounted cash flows	Discount rate	12.0% – 34.0%
				( 14.9%)
	68	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	5,214	Discounted cash flows	Discount rate	(0.2)% – 0.7%
				(0.2%)
			Mortality rate	0.0% – 100.0%
				(2.1%)
			Lapse rate	1.5% – 14.0%
				(5.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(100.0%)

Total	¥264,106

Liabilities:
Derivative liabilities:
Options held/written and other	¥8,600	Discounted cash flows	Discount rate	12.0% – 34.0%
				(14.9%)
	32	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	198,905	Discounted cash flows	Discount rate	(0.2)% – 0.7%
				(0.2%)
			Mortality rate	0.0% – 100.0%
				(1.9%)
			Lapse rate	1.5% – 30.0%
				(6.2%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(71.8%)

Total	¥207,537

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(
Continued
)
ORIX Corporation and Subsidiaries

	March 31, 2023
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Loans held for sale	¥173,849	Discounted cash flows	Discount rate	8.0% – 10.0%
				(9.0%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	3,331	Appraisals/Broker quotes	—	—
Corporate debt securities	280	Discounted cash flows	Discount rate	0.4%
				(0.4%)
	4,457	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	29,165	Discounted cash flows	Discount rate	0.2% – 51.2%
				(8.9%)
			Probability of default	1.9%
				(1.9%)
	206,369	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	120,744	Discounted cash flows	WACC	11.9% – 26.4%
				(17.2%)
			EV/Terminal EBITDA multiple	7.5x- 12.0 x
				(9.5 x)
		Market multiples	EV/Last twelve months EBITDA multiple	5.5x- 8.7 x
				(7.9 x)
			EV/Forward EBITDA multiple	4.9x- 8.9 x
				(7.6 x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.5x- 14.5 x
				(10.0 x)
	19,819	Appraisals/Broker quotes	—	—
Certain investment in affiliates	2,511	Discounted cash flows	Discount rate	8.0% – 12.0%
				(10.0%)
Derivative assets:
Options held/written and other	6,818	Discounted cash flows	Discount rate	12.0% – 32.0%
				(14.4%)
Other assets:
Reinsurance recoverables	4,676	Discounted cash flows	Discount rate	(0.4)% – 1.5%
				(0.4%)
			Mortality rate	0.0% – 100.0%
				(2.6%)
			Lapse rate	1.5% – 14.0%
				(5.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(100.0%)

Total	¥572,019

Liabilities:
Derivative liabilities:
Options held/written and other	¥14,603	Discounted cash flows	Discount rate	12.0% – 32.0%
				(14.4%)
	39	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	163,734	Discounted cash flows	Discount rate	(0.4)% – 1.5%
				(0.4%)
			Mortality rate	0.0% – 100.0%
				(2.1%)
			Lapse rate	1.5% – 30.0%
				(5.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(68.8%)

Total	¥178,376

F-4
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during fiscal 2022 and 2023.

	2022
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,511	Direct capitalization	Capitalization rate	5.0% – 8.5%
				(6.1%)
	5,461	Appraisals	—	—
Investment in operating leases, property under facility operations, office facilities and other assets	32,328	Discounted cash flows	Discount rate	5.2%
				(5.2%)
	27,257	Appraisals	—	—
Certain investment in affiliates	2,846	Appraisals	—	—
Certain reporting units including goodwill	192	Discounted cash flows	Discount rate	10.7%
				(10.7%)
Certain intangible assets acquired in business combinations	98,014	Discounted cash flows	Discount rate	10.9%
				(10.9%)

	¥167,609

	2023
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,351	Direct capitalization	Capitalization rate	4.7% – 6.6%
				(5.5%)
	4,619	Appraisals	—	—
Investment in operating leases, property under facility operations, office facilities and other assets	3,257	Discounted cash flows	Discount rate	0.5% – 5.8%
				(4.9%)
	1,280	Appraisals	—	—
Certain investment in affiliates	23	Discounted cash flows	Discount rate	3.7%
				(3.7%)
	403	Appraisals	—	—

	¥10,933

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

F-4
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Unobservable inputs are weighted by the relative fair value of the asset or liability.
For more analysis of the uncertainty of each input, see the description of the main valuation methodologies used for assets and liabilities measured at fair value.
3. Acquisitions and Divestitures
(1) DHC Corporation acquisition
On November 11, 2022, in an effort to expand ORIX Group’s network in the healthcare business, the Company executed a share purchase agreement with Mr. Yoshiaki Yoshida, a major shareholder of DHC Corporation (hereinafter, “DHC”), and reached a basic agreement to acquire the shares of DHC. On
January 31, 2023
,

as the date of the business combination, the Company acquired the total number of issued shares of DHC and DHC became a wholly owned subsidiary of the Company.
The total cost of the acquisition consideration
i
s ¥300,000 million, which is paid in cash.
Transaction costs of ¥3,435 million are included in selling, general and administrative expenses in the Company’s consolidated statements of income for the year ended March 31, 2022 and 2023.
The Company allocated the acquisition consideration to DHC’s respective assets acquired and liabilities assumed, and recorded the identified assets and liabilities based on their fair values at the acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”).
The following table provides preliminary fair value amounts allocated to assets acquired and liabilities assumed from DHC. The acquisition occurred during the three months ended March 31, 2023, and purchase price allocation has not yet been finalized as of June 26, 2023. In particular, the final fair value measurements for certain acquired intangible assets have not yet been completed, which could result in a change in the amount of the intangible assets. This change is not expected to have a significant effect on the Company’s consolidated statement of income.

Millions of yen
Fair value amounts of assets, liabilities
Cash and Cash Equivalents	¥101,254
Property under Facility Operations	18,790
Trade Notes, Accounts and Other Receivable	11,117
Inventories	17,370
Office Facilities	17,316
Other Assets and other	197,840

Total Assets	363,687

Short-Term Debt	5,000
Trade Notes, Accounts and Other Payable	13,748
Current and Deferred Income Taxes	25,472
Other Liabilities	19,114

Total Liabilities	63,334

Noncontrolling interests	353

Net	¥300,000

F-4
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Goodwill with a preliminary fair value of ¥109,680 million, and other intangible assets of ¥84,300 million that were identified in connection with the acquisition are included in other assets in the above table and the Company’s consolidated balance sheet as of March 31, 2023. Goodwill is measured as an excess of consideration transferred over the net assets acquired recognized at fair value. The Company calculated the amount of goodwill based on estimates of fair value of assets acquired and liabilities assumed. The goodwill represents the future growth of ORIX Group from new revenue streams arising from the consolidation of DHC and synergies with the existing Company’s assets and businesses. The goodwill is not deductible for income tax purposes. The goodwill and other intangible assets recorded in connection with this acquisition are included in PE Investment and Concession segment.
Other intangible assets recognized in this acquisition consist of the following:

	Millions of yen	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangible assets that have indefinite useful lives:
Trade names	¥68,800	—

Subtotal	68,800

Intangibles subject to amortization:
License	15,500	15

Subtotal	15,500

Total	¥84,300

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2021, the beginning of the fiscal year ended March 31, 2022:

	Millions of yen
	March 31, 2022	March 31, 2023
Total revenues	¥2,610,484	¥2,756,904
Net Income	322,756	294,352
There are no total revenues and net income of DHC after acquisition included in the Company’s consolidated statement of income for the fiscal year ended March 31, 2023.
The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date.
(2) Other Acquisitions
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

F-4
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

During fiscal 2022, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥99,239 million, which was paid mainly in cash. Goodwill initially recognized in these transactions amounted to ¥49,393 million and the goodwill is not deductible for income tax purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥39,977 million. The acquisitions were mainly included in Environment and Energy segment.
During fiscal 2023, the Company and its subsidiaries acquired entities, other than DHC, for a total cost of the acquisition consideration of ¥60,876 million, which was paid mainly in cash. Goodwill initially recognized in these transactions amounted to ¥17,644 million and the goodwill is not deductible for income tax purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥31,087 million. The Company reflected certain preliminary estimates with respect to the fair value of certain components of the underlying net assets of these entities in determining amounts of the goodwill. The amount of the goodwill and intangible assets could possibly be adjusted because for certain of these acquisitions, the purchase price allocations have not been completed yet with respect to the final valuation of acquired intangible assets among others. The acquisitions were mainly included in PE Investment and Concession segment.
As a result of the reassessment of the provisional purchase price allocation of wind power generation subsidiaries in India and another acquisition executed during fiscal 2020, the Company recognized bargain purchase gains of ¥4,966 million during fiscal 2021. The bargain purchase gains consisted of ¥601 million in PE Investment and Concession segment and ¥4,365 million in Environment and Energy segment. The Company did not recognize any bargain purchase gain during fiscal 2022. The Company recognized a bargain purchase gain of ¥1,174 million associated with four of its acquisitions mainly in
Environment
and
Energy
segment during fiscal 2023. The bargain purchase gain could possibly be adjusted because the purchase price allocation has not been completed yet.
The segment in which goodwill is allocated is disclosed in Note 13 “Goodwill and Other Intangible Assets.”
(
3
) Divestitures
Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2021, 2022 and 2023 amounted to ¥23,300 million, ¥187,787 million and ¥26,915 million, respectively. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2021 mainly consisted of ¥11,516 million in Environment and Energy segment, ¥4,261 million in ORIX USA segment and ¥6,604 million in Asia and Australia segment. Gains on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2022 mainly consisted of ¥163,775 million in Corporate Financial Services and Maintenance Leasing segment, ¥1,447 million in Environment and Energy segment, ¥15,815 million in ORIX USA segment and ¥6,715 million in Asia and Australia segment. Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2023 mainly consisted of ¥137 million in Real Estate segment, ¥2,367 million in PE Investment and Concession segment, ¥16,698 million in Environment and Energy segment, ¥(1,076) million in Aircraft and Ships segment, ¥4,116 million in ORIX USA segment and ¥4,676 million in Asia and Australia segment.
During fiscal 2022, the Company sold the business of Yayoi, which was a consolidated subsidiary of the Company. The sale resulted in a gain of ¥163,016 million which was included in gains on sales of subsidiaries and affiliates and liquidation losses, net. A gain on the sale was included in Corporate Financial Services and Maintenance Leasing segment.

F-4
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

4. Revenues from Contracts with Customers
The following table provides information about revenues from contracts with customers, and other sources of revenue in fiscal 2021, 2022 and 2023.

	Millions of yen
	2021	2022	2023
Goods or services category
Sales of goods	¥321,883	¥340,697	¥299,901
Real estate sales	89,070	94,700	92,668
Asset management and servicing	173,191	244,887	239,232
Automobile related services	72,000	76,772	82,428
Facilities operation	23,811	32,163	56,231
Environment and energy services	137,011	156,327	209,649
Real estate management and brokerage	101,942	100,304	98,593
Real estate contract work	80,179	92,999	120,379
Other	88,468	107,249	104,284

Total revenues from contracts with customers	1,087,555	1,246,098	1,303,365
Other revenues *	3,247	5,904	19,355

Total sales of goods and real estate and services income	¥1,090,802	¥1,252,002	¥1,322,720

*	Other revenues are not in the scope of revenue from contracts with customers.
The following table provides information about costs of goods sold and real estate sold and services expense in fiscal 2021, 2022 and 2023.

	Millions of yen
	2021	2022	2023
Goods or services category
Costs of goods sold	¥272,657	¥302,948	¥254,407
Costs of real estate sold	75,064	78,171	78,602
Asset management and servicing	42,145	56,810	52,918
Automobile related services	45,734	47,952	52,260
Facilities operation	41,461	46,515	57,143
Environment and energy services	105,246	122,426	166,821
Real estate management and brokerage	89,685	89,457	87,459
Real estate contract work	69,815	81,704	105,492
Other	45,147	50,246	49,034

Total expenses of costs of goods and real estate sold and services expenses	¥786,954	¥876,229	¥904,136

F-4
7

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
For further information about breakdowns of revenues disaggregated by goods or services category and geographical location by segment, see Note 31 “Segment Information.”
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
8

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
Real estate management and brokerage
The Company and its subsidiaries mainly offer management of condominiums, office buildings, facilities, and others, to customers, as real estate management and brokerage business. Since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform, revenues from these services are recognized over the contract period with customers. Direct measurement of the value transferred to customers based on time elapsed, is used as method of measuring progress. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Real estate contract work
Certain subsidiaries offer repair and contract work for condominiums, office buildings, facilities, and others, to customers. The work is held on the real estate where customers own or rent, and the subsidiaries’ performance

F-
49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

creates the asset that the customers’ control as the asset is created or enhanced. Additionally, the performance does not create an asset with an alternative use to the subsidiaries, and the subsidiaries have a substantial enforceable right to payment for performance completed to date so that revenues are recognized over the contract work period. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries recognize a part of its performance obligations that it performs as contract assets, and the amounts are reported under other assets on the consolidated balance sheet. Furthermore, the subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Other
The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows:
Maintenance services of software, measurement equipment and other:
Certain subsidiaries offer information systems hardware, software maintenance services and support, and maintenance of measurement equipment to customers. Revenues from these services are recognized over the contract period with customers, since customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. For measurement of progress, the cost incurred is used, because that reasonably describes transfer of control of services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Fee business:
The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.
The following table provides information about balances from contracts with customers as of March 31, 2022 and 2023.

	Millions of yen
	March 31, 2022	March 31, 2023
Trade Notes, Accounts and Other Receivable	¥174,667	¥223,635
Contract assets (Included in Other Assets)	13,802	13,403
Contract liabilities (Included in Other Liabilities)	32,978	34,338
For fiscal 2022 and 2023, there were no significant changes in contract assets. For fiscal 2022, contract liabilities decreased due to deconsolidation of contract liabilities of ¥12,536 million related to maintenance service caused by the sale of the business of Yayoi. For fiscal 2023, there were no significant changes in contract liabilities.
For fiscal 2022 and 2023, revenue amounting to ¥35,258 million and ¥25,705 million were included in contract liabilities as of the beginning of each fiscal year, respectively.
As of March 31, 2023, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, real estate sales and amounted to ¥198,729 million. Remaining term for the obligations ranges up to 12 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be

F-5
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.
As of March 31, 2022 and 2023, assets recognized from the costs to obtain or fulfill contracts with customers were not material.
5. Cash Flow Information
The following table provides information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of March 31, 2022 and 2023, respectively.

	Millions of yen
	2022	2023
Cash and Cash Equivalents	¥954,827	¥1,231,860
Restricted Cash	136,985	135,048

Cash, Cash Equivalents and Restricted Cash	¥1,091,812	¥1,366,908

Cash payments during fiscal 2021, 2022 and 2023 are as follows:

	Millions of yen
	2021	2022	2023
Cash payments:
Interest	¥80,313	¥65,965	¥117,759
Income taxes, net	76,292	83,030	187,246
The main
non-cash
activities in fiscal 2021, 2022 and 2023 are as follows.
In fiscal 2021
,

2022
and 202
3
, real estate under operating leases of
 ¥75 million,
¥464 million and ¥750
million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral. In fiscal 2021, 2022 and 2023, other assets of ¥
1 million, ¥6 million and ¥12 million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral.
In fiscal 2021, assets and liabilities decreased by ¥5,218 million and ¥18 million, in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of other liabilities. In fiscal 2022, assets and liabilities decreased by ¥13,378 million and ¥943 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of other liabilities. In fiscal 2023, assets and liabilities decreased by ¥7,752 million and ¥3,916 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of operating lease assets, and the derecognized liabilities mainly consist of long-term debt. Derecognition of these assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions.

F-5
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Lease income for fiscal 2021, 2022 and 2023 are as follows:

	Millions of yen
	Fiscal Year ended March 31, 2021	Fiscal Year ended March 31, 2022	Fiscal Year ended March 31, 2023
Lease income – net investment in leases
Interest income	¥69,718	¥73,379	¥80,810
Other	2,113	2,598	2,568
Lease income – operating leases*	397,065	450,454	499,541

Total lease income	¥468,896	¥526,431	¥582,919

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥15,459 million, ¥17,912 million and ¥25,699 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥10,899 million, ¥22,236 million and ¥31,233 million for fiscal 2021, 2022 and 2023, respectively.

F-5
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income. Gains and losses from the disposition of net investment in leases were not material for fiscal 2021, 2022 and 2023.
Net investment in leases at March 31, 2022 and 2023 consists of the following:

	Millions of yen
	March 31, 2022	March 31, 2023
Lease receivables*	¥1,029,157	¥1,057,990
Unguaranteed residual value	27,361	28,145
Initial direct costs	1,455	1,428

Total	¥1,057,973	¥1,087,563

*
Some lease contracts are subject to government assistance for the customers’ acquisition of leased assets, mainly for the purpose of environmental measures. This government assistance is accounted for as a reduction of lease receivables of lease contracts when the Company and its subsidiaries confirm receipt of cash. The amount of a reduction of lease receivables is
¥
28,532 million as of March 31, 2023. Benefits of the government assistance are attributed to the customers by the reduced lease payments. Furthermore, remaining term of government assistance contracts ranges up to 11 years. And when receiving the government assistance, restrictions mainly on disposal of property and duty of keeping documents occur for a certain period of time.

Investment in operating leases at March 31, 2022 and 2023 consists of the following:

	Millions of yen
	March 31, 2022	March 31, 2023
Transportation equipment	¥1,438,621	¥1,521,865
Measuring and information-related equipment	326,680	342,591
Real estate	307,338	319,074
Other	71,935	79,633

	2,144,574	2,263,163
Accumulated depreciation	(819,839)	(865,942)

Net	1,324,735	1,397,221
Right-of-use assets	107,742	98,417
Accrued rental receivables	31,639	45,123
Allowance for doubtful receivables on operating leases	(914)	(3,583)

Total	¥1,463,202	¥1,537,178

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2021, 2022 and 2023 are as follows:

	Millions of yen
	2021	2022	2023
Depreciation expenses	¥217,212	¥231,643	¥245,180
Various expenses	78,416	90,427	91,807

Total	¥295,628	¥322,070	¥336,987

F-5
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Remaining lease receivables of net investment in leases (including residual value guarantees) range up to 26 years at March 31, 2023. Remaining lease receivables of the operating lease contracts range up to 58 years at March 31, 2023. At March 31, 2023, the amounts due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	Net investment in leases	Operating leases
2024	¥447,559	¥343,108
2025	302,161	215,400
2026	199,127	141,773
2027	116,071	84,474
2028	63,524	45,595
Thereafter	60,252	129,854

Total lease payments	1,188,694	¥960,204

Less imputed interest	(130,704)

Total lease receivables	¥1,057,990

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
The component of lease expense for fiscal 2021, 2022 and 2023 are as follows:

	Millions of yen
	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2023
Finance lease cost
Depreciation expenses of right-of-use assets	¥359	¥534	¥536
Interest expenses of lease liabilities	131	106	150

	490	640	686

Operating lease cost	42,964	49,725	52,279
Short-term lease cost	3,347	3,034	2,742
Variable lease cost	230	65	1,297
Sublease income	(4,142)	(3,192)	(8,819)

Total	¥42,889	¥50,272	¥48,185

F-5
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Supplemental cash flow information related to leases for fiscal 2021, 2022 and 2023 are as follows:

	Millions of yen
	Year Ended March 31, 2021
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥131	¥41,680
Cash flows from financing activities	674	0

Right-of-use assets obtained in exchange for lease liabilities:	¥228	¥55,344

	Millions of yen
	Year Ended March 31, 2022
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥106	¥47,321
Cash flows from financing activities	878	0

Right-of-use assets obtained in exchange for lease liabilities:	¥278	¥37,816

	Millions of yen
	Year Ended March 31, 2023
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥150	¥50,369
Cash flows from financing activities	781	0

Right-of-use assets obtained in exchange for lease liabilities:	¥93	¥39,823

Supplemental balance sheet information related to lessee leases at March 31, 2022 and 2023 are as follows:

	Millions of yen, except lease term and discount rate
	March 31, 2022
	Finance leases	Operating leases
Investment in Operating Leases	¥4,955	¥102,787
Property under Facility Operations	1,763	68,149
Office Facilities	375	104,157

Total right-of-use assets	7,093	275,093

Other Liabilities	7,698	275,199

Total lease liabilities	¥7,698	¥275,199

Weighted average remaining lease term	25years	11years

Weighted average discount rate	2.5%	1.1%

F-5
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen, except lease term and discount rate
	March 31, 2023
	Finance leases	Operating leases
Investment in Operating Leases	¥4,782	¥93,635
Property under Facility Operations	1,394	85,036
Office Facilities	368	100,744

Total right-of-use assets	6,544	279,415

Other Liabilities	7,129	280,829

Total lease liabilities	¥7,129	¥280,829

Weighted average remaining lease term	37years	11years

Weighted average discount rate	2.4%	1.3%

At March 31, 2023, the amounts of lease liabilities related to lessee leases due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	Finance leases	Operating leases
2024	¥851	¥53,153
2025	777	40,853
2026	447	35,134
2027	300	28,606
2028	280	24,029
Thereafter	7,381	115,534

Total lease payments	10,036	297,309

Less imputed interest	(2,907)	(16,480)

Total lease liabilities	¥7,129	¥280,829

F-5
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

7. Installment Loans
The composition of installment loans by domicile and type of borrower at March 31, 2022 and 2023 is as follows:

	Millions of yen
	2022	2023
Borrowers in Japan:
Consumer—
Real estate loans	¥2,007,570	¥1,949,865
Card loans	173,687	171,635
Other	27,770	29,688

	2,209,027	2,151,188

Corporate—
Real estate companies	278,607	296,228
Non-recourse loans	74,085	124,499
Commercial, industrial and other companies	168,607	165,951

	521,299	586,678

Borrowers in overseas:
Consumer—
Real estate loans	105,860	107,094
Other	30,136	43,054

	135,996	150,148

Corporate—
Real estate companies	273,789	277,839
Non-recourse loans	80,918	38,654
Commercial, industrial and other companies	627,828	660,840

	982,535	977,333

Purchased loans*	13,747	12,255

	¥3,862,604	¥3,877,602

*
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

Generally, installment loans are made under agreements that require the borrower to provide collateral or guarantors.

F-5
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

At March 31, 2023, the contractual maturities of installment loans (except purchased loans) for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2024	¥522,101
2025	429,107
2026	411,787
2027	270,538
2028	224,434
Thereafter	2,007,380

Total	¥3,865,347

Revenues from installment loans which are included in finance revenues in the consolidated statements of income are ¥169,401 million, ¥174,485 million and ¥192,375 million for fiscal 2021, 2022 and 2023, respectively.
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period. Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2022 and 2023 were ¥155,680 million and ¥201,355 million, respectively. There were ¥151,601 million and ¥197,041 million of loans held for sale as of March 31, 2022 and 2023, respectively, measured at fair value by electing the fair value option.
Purchased loans acquired by the Company and its subsidiaries are generally loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely and characterized by extended period of non-performance
by the borrower, and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥13,747 million and ¥12,255 million as of March 31, 2022 and 2023, respectively, and the fair value at the acquisition date of purchased loans acquired during fiscal 2022 and 2023 were ¥4,926 million and ¥2,444 million, respectively.

F-5
8

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

F-
59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost for fiscal 2021, 2022 and 2023:

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
0

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

F-6
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Fiscal Year ended March 31, 2023
	Millions of yen
	Beginning balance	Provision (Reversal)*3	Allowance of purchased loans during the reporting period	Charge- offs*5	Recoveries	Other*6	Ending balance*3	Collective (pool) assessment	Individual assessment
Allowance for credit losses :
Installment loans to consumer borrowers:
Real estate loans
Japan	¥5,716	¥(1,437)	¥0	¥(215)	¥27	¥1	¥4,092	¥3,644	¥448
Overseas	455	(19)	0	0	1	9	446	446	0
Card loans
Japan	10,019	(421)	0	(584)	8	0	9,022	8,329	693
Other
Japan	5,204	4,672	0	(2,124)	8	(1)	7,759	5,337	2,422
Overseas	1,105	1,265	0	(508)	0	27	1,889	1,467	422
Installment loans to corporate borrowers:
Non-recourse loans
Japan	81	173	0	0	0	(1)	253	253	0
The Americas	2,691	(1,186)	0	0	0	(11)	1,494	560	934
Real estate companies
Japan	617	131	0	0	28	1	777	663	114
Overseas	735	264	0	(29)	0	37	1,007	1,007	0
Commercial, industrial companies
Japan	1,337	102	0	(358)	71	0	1,152	477	675
Overseas	18,296	7,164	0	(8,212)	329	1,555	19,132	16,455	2,677
Purchased loans*1	1,575	(261)	6,901	(7,142)	64	11	1,148	541	607
Net investment in leases:	16,303	1,678	0	(2,637)	27	348	15,719	12,032	3,687

Subtotal	64,134	12,125	6,901	(21,809)	563	1,976	63,890	51,211	12,679

Other financial assets measured at amortized cost*2	7,282	555	0	(6,563)	30	178	1,482	548	934

Total	¥71,416	¥12,680	¥6,901	¥(28,372)	¥593	¥2,154	¥65,372	¥51,759	¥13,613

Notes:	1. Loans held for sale and policy loan receivables of an insurance entity are not scope to allowance for credit losses.
2.
Held-to-maturity
debt securities held by the Company and subsidiaries consist of Japanese government bonds (JGBs) and other securities secured by JGBs. There was no allowance for credit losses on these held-to-maturity
debt securities. And there is no delinquency or on
non-accrual
status on
held-to-maturity
debt securities.

*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely. Due to the adoption of Credit Losses
s
tandard, allowance of ¥176,714 million was recorded as credit loss gross-up
treatment for purchased loans on April 1, 2020, and the same amount has been charged-off.

F-6
2

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

*3
“Provision for credit losses” in the consolidated statements of income amounted to provisions of ¥16,021 million, ¥3,939 million and ¥7,756 million for fiscal 2021, 2022 and 2023, respectively. “Allowance for credit losses” on the consolidated balance sheets amounted to ¥78,945 million, ¥69,459 million and ¥64,723 million as of March 31, 2021, 2022 and 2023, respectively. The reconciliation between the above table and the amounts reported on the consolidated financial statements in fiscal 2021, 2022 and 2023 are as follows:

	Millions of yen
	Fiscal Year ended March 31, 2021	March 31, 2021	Fiscal Year ended March 31, 2022	March 31, 2022	Fiscal Year ended March 31, 2023	March 31, 2023
	Provision for credit losses	Allowance for credit losses	Provision for credit losses	Allowance for credit losses	Provision for credit losses	Allowance for credit losses
Net investment in leases	¥3,285	¥16,522	¥1,577	¥16,303	¥1,678	¥15,719
Installment loans	15,828	57,468	5,577	47,831	10,447	48,171

Subtotal in the above table	19,113	73,990	7,154	64,134	12,125	63,890

Other financial assets measured at amortized cost	4,483	6,005	2,662	7,282	555	1,482

Total in the above table	23,596	79,995	9,816	71,416	12,680	65,372

Off-balance sheet credit exposures*3(a)	(7,437)	—	(4,449)	—	(4,542)	—
Available-for-sale debt securities*3(b)	117	—	21	—	(21)	—
Less: Loans to affiliates *3(c)	(255)	(1,050)	(1,449)	(1,957)	(361)	(649)

Amount reported on the consolidated financial statements	¥16,021	¥78,945	¥3,939	¥69,459	¥7,756	¥64,723

*3(a)
The allowance for
off-balance
sheet credit exposure were ¥26,094 million, ¥22,120 million and ¥17,843 million as of March 31, 2021, 2022 and 2023, respectively, and the amounts are recorded in “Other liabilities” on the consolidated balance sheets. For further information, see Note 30 “Commitments, Guarantees and Contingent Liabilities.”

*3(b)
The allowance for
available-for-sale
debt securities were ¥120 million, ¥153 million and ¥144 million as of March 31, 2021, 2022 and 2023, respectively, and the amounts are recorded as a reduction in “Investment in securities” on the consolidated balance sheets. For further information, see Note 9 “Investment in Securities.”

*3(c)
The provision for credit losses on loans to affiliates were provisions of ¥255 million, ¥1,449 million and ¥361 million during fiscal 2021, 2022 and 2023, respectively, and the amounts are recorded in “Equity in net income (loss) of affiliates” in the consolidated statements of income. The allowance for credit losses on loans to affiliates were ¥1,050 million, ¥1,957 million and ¥649 million as of March 31, 2021, 2022 and 2023, respectively, and the amounts are recorded as a reduction in “Investment in affiliates” on the consolidated balance sheets.

*4
The allowance for accrued lease payments for receivable from operating leases was reclassified to the investment in operating leases balance on April 1, 2020, due to the application of the Credit Losses
s
tandard.

*5	Included in Charge-off in write-offs of purchased loans at acquisition date were ¥3,899 million, ¥2,210 million and ¥6,901 million during fiscal 2021, 2022 and 2023, respectively.
*6	Other mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.

F-6
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about purchased loans which were acquired for fiscal 2021, 2022 and 2023:

	Millions of yen
	Fiscal Year ended March 31, 2021	Fiscal Year ended March 31, 2022	Fiscal Year ended March 31, 2023
Purchase price	¥2,705	¥4,926	¥2,444
Allowance for credit losses at acquisition date	3,899	2,210	6,901
Discount or premium attributable to other factors	254	220	261

Par value	¥6,858	¥7,356	¥9,606

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
4

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
In common with portfolio segments, the forecasted future economic indicators correlated with the prior charge-off
experience are reflected to the estimate of the allowance for credit losses. Economic indicators correlated with prior charge-off
experience are determined over the reasonable and supportable forecasted period. Economic indicators include GDP growth rates, consumer price indices, unemployment rates, and government bond interest rates. It also considers forward-looking scenarios of how the selected economic indicators will change in the future. The Company and its subsidiaries use the latest economic forecasts available from the economic reports published by governments and central banks, as well as from third-party information providers as economic indicators. For the impact of the spread of
COVID-19
etc., the Company and its subsidiaries revise forward-looking scenarios, as necessary, with a quantitative adjustment based on the analysis of impact to the portfolios and the referenced economic indicators.

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
There have been no significant changes during fiscal 2023 to methodologies and economic indicators used to estimate the allowance for Credit Losses.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the origination years of financial assets as of March 31, 2022 and 2023. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

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

F-6
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

		March 31, 2022
		Millions of yen
Portfolio segment		Origination year (years ended March 31)
Class
	Credit Quality	2022	2021	2020	2019	2018	Prior	Total
Purchased loans:
	Performing	0	0	24	281	1,072	10,885	¥12,262
	Non-Performing	0	0	0	0	0	1,485	¥1,485

Net investment in leases:
	Performing	328,428	249,106	190,125	113,190	77,683	80,217	¥1,038,749
	Non-Performing	2,608	2,899	3,474	2,787	2,178	5,278	¥19,224

Japan
	Performing	119,538	154,757	133,589	91,691	68,087	78,283	¥645,945
	Non-Performing	402	605	1,044	1,103	1,247	2,109	¥6,510
Overseas
	Performing	208,890	94,349	56,536	21,499	9,596	1,934	¥392,804
	Non-Performing	2,206	2,294	2,430	1,684	931	3,169	¥12,714
Other financial assets measured at amortized cost
	Performing	14,287	2,220	345	0	817	17,743	¥35,412
	Non-Performing	0	0	58	0	1,586	0	¥1,644

Total (excluding revolving repayment card loans)
	Performing	¥1,153,072	¥754,895	¥862,432	¥554,762	¥378,732	¥815,806	¥4,519,699
	Non-Performing	¥11,302	¥10,678	¥11,522	¥9,632	¥19,287	¥39,678	¥102,099

F-6
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2023
	Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2023	2022	2021	2020	2019	Prior	Total
Consumer borrowers:
Performing	¥300,198	¥200,041	¥281,872	¥360,726	¥293,297	¥656,584	¥2,092,718
Non-Performing	10,896	5,259	3,140	2,257	1,078	12,324	¥34,954

Real estate loans
Performing	266,663	190,076	279,690	359,321	292,388	655,811	¥2,043,949
Non-Performing	17	81	378	474	239	11,821	¥13,010
Other*
Performing	33,535	9,965	2,182	1,405	909	773	¥48,769
Non-Performing	10,879	5,178	2,762	1,783	839	503	¥21,944
Corporate borrowers:
Performing	427,902	346,629	127,984	171,314	103,628	139,503	¥1,316,960
Non-Performing	257	793	5,485	4,959	4,624	24,008	¥40,126

Non-recourse loans
Japan
Performing	65,874	17,831	6,699	22,384	4,158	7,553	¥124,499
The Americas
Performing	2,901	706	5,217	15,153	10,595	834	¥35,406
Non-Performing	0	0	0	0	0	3,248	¥3,248
Other than non-recourse loans
Real estate companies in Japan
Performing	124,452	43,210	30,996	27,022	22,251	46,222	¥294,153
Non-Performing	0	230	0	913	9	923	¥2,075
Real estate companies in overseas
Performing	34,508	12,639	9,091	6,998	1,627	1,165	¥66,028
Non-Performing	0	0	741	0	813	12,063	¥13,617
Commercial, industrial and other companies in Japan
Performing	76,764	27,327	16,743	17,003	8,383	12,878	¥159,098
Non-Performing	125	80	431	264	133	399	¥1,432
Commercial, industrial and other companies in overseas
Performing	123,403	244,916	59,238	82,754	56,614	70,851	¥637,776
Non-Performing	132	483	4,313	3,782	3,669	7,375	¥19,754

Purchased loans:
Performing	26	396	0	21	406	10,385	¥11,234
Non-Performing	0	0	0	0	0	1,021	¥1,021

Net investment in leases:
Performing	440,421	257,871	139,306	103,726	53,604	75,794	¥1,070,722
Non-Performing	2,757	3,228	1,806	2,042	1,720	5,288	¥16,841

F-
69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

		March 31, 2023
		Millions of yen
Portfolio segment		Origination year (years ended March 31)
Class
	Credit Quality	2023	2022	2021	2020	2019	Prior	Total
Japan
	Performing	193,297	136,285	99,739	80,542	44,853	72,295	¥627,011
	Non-Performing	212	660	658	798	811	1,970	¥5,109
Overseas
	Performing	247,124	121,586	39,567	23,184	8,751	3,499	¥443,711
	Non-Performing	2,545	2,568	1,148	1,244	909	3,318	¥11,732
Other financial assets measured at amortized cost
	Performing	3,197	0	2,089	282	0	21,301	¥26,869
	Non-Performing	0	298	0	0	368	0	¥666

Total (excluding revolving repayment card loans)
	Performing	¥1,171,744	¥804,937	¥551,251	¥636,069	¥450,935	¥903,567	¥4,518,503
	Non-Performing	13,910	9,578	10,431	9,258	7,790	42,641	¥93,608

Note:	Loans held for sale and policy loan receivables of an insurance entity are not included in the table above.
*
Other in loans to consumer borrowers includes claims receivable arising from payments on guarantee of consumer loans. For further information, see Note 30 “Commitments, Guarantees and Contingent Liabilities.”

The information about card loans to consumer borrowers with a revolving
repayment feature that cannot be classified into the origination year as of March 31, 2022 and 2023 are as follows:

	March 31, 2022
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥169,601	¥0	¥169,601	¥4,519,699	¥4,689,300

Non-Performing	671	3,415	4,086	102,099	¥106,185

	March 31, 202 3
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality

Consumer borrowers:
Performing	¥166,392	¥0	¥166,392	¥4,518,503	¥4,684,895

Non-Performing	1,588	3,655	5,243	93,608	¥98,851

F-7
0

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
The following table provides information about the
past-due
financial assets as of March 31, 2022 and 2023:

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

F-7
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2023
		Millions of yen
		Past-due financing assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,574	¥10,047	¥14,621	¥2,299,307
	Real estate loans	1,739	2,181	3,920	2,056,959
	Card loans	514	1,364	1,878	171,635
	Other	2,321	6,502	8,823	70,713
Corporate borrowers		5,628	21,363	26,991	1,357,086
Non-recourse loans	Japan	0	0	0	124,499
	The Americas	0	1,494	1,494	38,654
Other than Non-recourse loans	Real estate companies in Japan	159	219	378	296,228
	Real estate companies in overseas	1,412	13,618	15,030	79,645
	Commercial, industrial and other companies in Japan	1,366	1,118	2,484	160,530
	Commercial, industrial and other companies in overseas	2,691	4,914	7,605	657,530
Net investment in leases		9,181	15,583	24,764	1,087,563
	Japan	2,648	4,431	7,079	632,120
	Overseas	6,533	11,152	17,685	455,443

Total		¥19,383	¥46,993	¥66,376	¥4,743,956

Note:	Loans held for sale, policy loans receivable of an insurance entity and purchased loans are not included in the table above.
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

F-7
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about
non-accrual
of financial assets as of March 31, 2022 and 2023:

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

F-7
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2023
	Millions of yen
	Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥1,824	¥1,693	¥235	¥41
Overseas	475	547	0	0
Card loans
Japan	503	1,367	28	0
Other
Japan	2,391	5,429	170	10
Overseas	519	1,105	0	0
Installment loans to corporate borrowers:
Non-recourse loans
The Americas	8,787	3,248	0	0
Real estate companies
Japan	351	219	51	13
Overseas	20,879	12,804	0	0
Commercial, industrial companies and other
Japan	1,267	1,118	71	190
Overseas	18,634	20,470	0	2,113
Net investment in leases	17,771	16,627	0	0

Total	¥73,401	¥64,627	¥555	¥2,367

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
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about troubled debt restructurings of financing receivables that occurred during the fiscal year ended March 31, 2021, 2022 and 2023:

	Fiscal Year ended March 31, 2021
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥9,279	¥6,727
	Real estate loans	34	23
	Card loans	1,677	1,261
	Other	7,568	5,443
Corporate borrowers		14,723	13,049
Other than Non-recourse loans	Real estate companies in overseas	111	111
	Commercial, industrial and other companies in Japan	38	38
	Commercial, industrial and other companies in overseas	14,574	12,900

Total		¥24,002	¥19,776

	Fiscal Year ended March 31, 2022
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥8,761	¥6,152
	Real estate loans	15	6
	Card loans	1,385	1,072
	Other	7,361	5,074
Corporate borrowers		5,481	5,319
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	5,481	5,319

Total		¥14,242	¥11,471

	Fiscal Year ended March 31, 2023
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥7,977	¥6,171
	Real estate loans	10	4
	Card loans	1,536	1,312
	Other	6,431	4,855
Corporate borrowers		10,510	10,507
Other than Non-recourse loans	Real estate companies in Japan	231	230
	Commercial, industrial and other companies in overseas	10,279	10,277

Total		¥18,487	¥16,678

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

F-7
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
For fiscal 2021, 2022 and 2023, while there are financial assets for which the payments were deferred other than those in the troubled debt restructuring stated above due to the spread of
COVID-19,
the payment deferrals, which are determined not to meet the definition of a troubled debt restructuring are not included in the troubled debt restructuring stated the above.
The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2021 and for which there was a payment default during the fiscal year ended March 31, 2021:

	Fiscal Year ended March 31, 2021
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥387
	Card loans	36
	Other	351
Corporate borrowers		752
Other than Non-recourse loans	Commercial, industrial other companies in overseas	752

Total		¥1,139

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

F-7
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2023 and for which there was a payment default during the fiscal year ended March 31, 2023:

	Fiscal Year ended March 31, 2023
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers		¥808
	Real estate loans	5
	Card loans	2
	Other	801
Corporate borrowers		4,692
Other than Non-recourse loans	Commercial, industrial and other companies in overseas	4,692

Total		¥5,500

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
As of March 31, 2022 and 2023, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer real estate loans collateralized by residential real estate property that are in the process of foreclosure were ¥162 million and ¥57 million as of March 31, 2022 and 2023, respectively.
9. Investment in Securities
Investment in securities as of March 31, 2022 and 2023 consists of the following:

	Millions of yen
	2022	2023
Equity securities *	¥560,643	¥589,312
Trading debt securities	2,503	2,179
Available-for-sale debt securities	2,174,891	2,234,608
Held-to-maturity debt securities	114,312	114,759

Total	¥2,852,349	¥2,940,858

*
The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥185,115 million and ¥151,445 million as of March 31, 2022 and 2023, respectively. The amount of investment funds that are accounted for under the equity method included in equity securities were ¥90,650 million and ¥90,993 million as of March 31, 2022 and 2023, respectively. The amount of investment funds and others elected the fair value option included in equity securities were ¥11,709 million and ¥16,032 million as of March 31, 2022 and 2023, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and

F-7
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

related investment income, and write-downs of securities. For further information, see Note 22 “Gains on Investment Securities and Dividends” and Note 23 “Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of March 31, 2021, 2022 and 2023 were gains of ¥83,643 million, ¥26,075 million and ¥18,065 million for fiscal 2021, 2022 and 2023, respectively, which did not include net unrealized holding gains (losses) on both investment funds above mentioned.
Equity securities include
non-marketable
equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2022 and 2023, and for fiscal 2022 and 2023.

	Millions of yen
	March 31, 2022			Fiscal Year ended March 31, 2022
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥58,723	¥(13,880)	¥401	¥(208)	¥163

	Millions of yen
	March 31, 2023			Fiscal Year ended March 31, 2023
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥67,820	¥(14,062)	¥1,742	¥(787)	¥1,360
Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of March 31, 2021, 2022 and 2023 were gains of ¥120 million, ¥213 million and losses of
¥469 million for fiscal 2021, 2022 and 2023, respectively.
During fiscal 2021, 2022 and 2023, the Company and its subsidiaries sold available-for-sale
debt securities for aggregate proceeds of ¥285,836 million, ¥239,250 million and ¥323,773 million, respectively, resulting in gross realized gains of ¥8,854 million, ¥6,493 million and ¥7,757 million, respectively, and gross realized losses of ¥1,918 million, ¥1,236 million and ¥8,367 million, respectively. The cost of the available-for-sale
securities or the debt securities sold was based on the average cost of each issue of securities held at the time of the sale.
Certain subsidiaries elected the fair value option for certain investments in investment funds, and others included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2022 and 2023, these investments were fair valued at ¥11,709 million and ¥16,032 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income

F-7
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. There were no such investments as of March 31, 2022. As of March 31, 2023, these investments were fair valued at ¥237 million.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2022 and 2023, these investments were fair valued at ¥7,644 million and ¥6,605 million, respectively.
The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale
debt securities and
held-to-maturity
debt securities in each major security type as of March 31, 2022 and 2023 are as follows:
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

F-
79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2023

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥962,969	¥0	¥2,863	¥(164,537)	¥801,295
Japanese prefectural and foreign municipal bond securities	389,150	(144)	1,146	(20,906)	369,246
Corporate debt securities	851,525	0	6,270	(73,407)	784,388
CMBS and RMBS in the Americas	45,292	0	62	(2,181)	43,173
Other asset-backed securities and debt securities	239,922	0	5,735	(9,151)	236,506

	2,488,858	(144)	16,076	(270,182)	2,234,608

Held-to-maturity debt securities:
Japanese government bond securities and other	114,759	0	14,919	0	129,678

	¥2,603,617	¥(144)	¥30,995	¥(270,182)	¥2,364,286

The following table presents rollforwards of the allowance for credit losses for fiscal 2021, 2022 and 2023, respectively.

	Millions of yen
	Fiscal Year ended March 31, 2021
	Foreign municipal bond securities	Total
Beginning	¥0	¥0
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded*	120	120

Ending	¥120	¥120

*	An increase from the effects of changes in foreign exchange rates of ¥3 million was included in additions to the allowance for credit losses on available-for-sale debt securities for fiscal 2021.

	Millions of yen
	Fiscal Year ended March 31, 2022
	Foreign municipal bond securities	Japanese other asset- backed securities and debt securities	Total
Beginning	¥120	¥0	¥120
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	0	21	21
Increase (Decrease) from the effects of changes in foreign exchange rates	12	0	12

Ending	¥132	¥21	¥153

F-8
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2023
	Foreign municipal bond securities	Japanese other asset- backed securities and debt securities	Total
Beginning	¥132	¥21	¥153
Additional increases (decreases) to the allowance for credit losses on AFS debt securities that had an allowance recorded in a previous period, net	0	(21)	(21)
Increase (Decrease) from the effects of changes in foreign exchange rates	12	0	12

Ending	¥144	¥0	¥144

The following tables provide information about
available-for-sale
debt securities with gross unrealized losses (including allowance for credit losses) and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2022 and 2023, respectively:
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

F-8
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2023

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥2,588	¥(207)	¥662,897	¥(164,330)	¥665,485	¥(164,537)
Japanese prefectural and foreign municipal bond securities	97,721	(1,508)	194,280	(19,542)	292,001	(21,050)
Corporate debt securities	191,669	(6,570)	401,994	(66,837)	593,663	(73,407)
CMBS and RMBS in the Americas	16,691	(672)	23,653	(1,509)	40,344	(2,181)
Other asset-backed securities and debt securities	63,958	(2,300)	88,503	(6,851)	152,461	(9,151)

	¥372,627	¥(11,257)	¥1,371,327	¥(259,069)	¥1,743,954	¥(270,326)

The following table provides information about
available-for-sale
debt securities with gross unrealized losses for which allowance for credit losses were not recorded and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2022 and 2023, respectively:
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

F-8
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2023

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥2,588	¥(207)	¥662,897	¥(164,330)	¥665,485	¥(164,537)
Japanese prefectural and foreign municipal bond securities	97,721	(1,508)	190,805	(19,398)	288,526	(20,906)
Corporate debt securities	191,669	(6,570)	401,994	(66,837)	593,663	(73,407)
CMBS and RMBS in the Americas	16,691	(672)	23,653	(1,509)	40,344	(2,181)
Other asset-backed securities and debt securities	63,958	(2,300)	88,503	(6,851)	152,461	(9,151)

	¥372,627	¥(11,257)	¥1,367,852	¥(258,925)	¥1,740,479	¥(270,182)

The number of investment securities that were in an unrealized loss position as of March 31, 2022 and 2023 were 963 and 1,208, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.
As of March 31, 2022 and 2023, the amount of accrued revenues on available-for-sale
debt securities were ¥8,798 million and ¥10,781 million, respectively, which was included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no allowance for credit losses for accrued interest receivables as of March 31, 2023.
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
Credit losses related to available-for-sale debt securities recognized for fiscal 2021 were resulting from foreign municipal bond securities due to a decrease in the occupancy rate of the underlying assets. Credit losses related to available-for-sale
debt securities recognized for fiscal 2022 were resulting from Japanese other asset-backed securities and debt securities due to deterioration in the financial condition of the credit guarantor of the underlying receivables. Reversals of credit losses related to available-for-sale
debt securities recognized for fiscal

F-8
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

2023 resulted from the redemption of Japanese other asset-backed and debt securities, as of March 31, 2023. The evaluation of credit losses with available-for-sale
debt securities is compared to the amortized cost of debt securities with the present value of cash flows estimated based on a number of overall conditions, including estimated fair value of the underlying receivables and the repayment priority of the securities. Because the Company and its subsidiaries do not intend to sell the debt security or it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, the Company and its subsidiaries recognized the allowance for credit losses.
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
The following is a summary of the contractual maturities of
available-for-sale
debt securities and
held-to-maturity
debt securities held as of March 31, 2023:
Available-for-sale
debt securities held as of March 31, 2023

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥75,103	¥75,662
Due after one to five years	305,405	305,832
Due after five to ten years	378,144	364,070
Due after ten years	1,730,206	1,489,044

	¥2,488,858	¥2,234,608

Held-to-maturity
debt securities held as of March 31, 2023

	Millions of yen
	Amortized cost	Fair value
Due after five to ten years	¥28,658	¥32,204
Due after ten years	86,101	97,474

	¥114,759	¥129,678

Debt securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

F-8
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.
Included in finance revenues in the consolidated statements of income is interest income on investment securities of ¥11,870 million, ¥12,737 million and ¥19,906 million for fiscal 2021, 2022 and 2023, respectively.
There were no
available-for-sale
debt securities accounted for as purchased credit deterioration financial assets acquired during fiscal 2022 and 2023.
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
During fiscal 2021, 2022 and 2023, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥1,306,495 million, ¥1,317,496 million and ¥905,218 million, respectively. For fiscal 2021, 2022 and 2023, gains (losses) from the securitization and transfer of loans were ¥36,624 million, ¥34,301 million and ¥18,462 million, respectively, which is included in finance revenues in the consolidated statements of income.
A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The

F-8
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets during fiscal 2022 and 2023 are as follows:

	Millions of yen
	2022	2023
Beginning balance	¥63,754	¥70,254
Increase mainly from loans sold with servicing retained	13,285	9,546
Decrease mainly from amortization	(13,518)	(13,959)
Increase (Decrease) from the effects of changes in foreign exchange rates	6,733	6,424

Ending balance	¥70,254	¥72,265

The fair value of the servicing assets as of March 31, 2022 and 2023 are as follows:

	Millions of yen
	March 31, 2022	March 31, 2023
Beginning balance	¥74,135	¥83,732
Ending balance	¥83,732	¥101,375
11. Variable Interest Entities
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

F-8
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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

F-8
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2023

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,907	1	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	55,456	13,060	15,596	0
(d) VIEs for corporate rehabilitation support business	664	7	0	0
(e) VIEs for investment in securities	180,569	399	0	62,340
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	224,949	155,706	224,949	0
(g) VIEs for securitization of loan receivable originated by third parties	548	1,106	548	0
(h) VIEs for power generation projects	258,396	164,813	187,892	38,099
(i) Other VIEs	168,574	63,864	137,481	0

Total	¥891,063	¥398,956	¥566,466	¥100,439

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs
March 31, 2022

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥13,391	¥405	¥991	¥1,396
(b) VIEs for acquisition of real estate and real estate development projects for customers	546,953	8,134	9,119	18,735
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	6,901,686	0	79,050	123,674
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	154	0	2	2
(g) VIEs for securitization of loan receivable originated by third parties	1,231,246	0	15,254	15,254
(h) VIEs for power generation projects	9,103	0	402	402
(i) Other VIEs	914,801	3,140	15,098	32,123

Total	¥9,617,334	¥11,679	¥119,916	¥191,586

F-8
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2023

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥8,247	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	648,468	10,721	8,805	20,526
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	10,887,430	0	98,742	173,314
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	901,544	0	10,475	10,475
(h) VIEs for power generation projects	16,138	0	3,691	4,491
(i) Other VIEs	1,726,717	3,333	28,835	43,405

Total	¥14,188,544	¥14,054	¥151,539	¥253,202

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.
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

F-
8
9

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

F-9
0

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
Variable interests of
non-consolidated
VIEs, which the Company has, are included in investment in affiliates in the Company’s consolidated balance sheets. The Company has commitment agreements by which the Company may be required to make additional investment in certain such non-consolidated
VIEs.
(i) Other VIEs
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
In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPEs. As a way to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse
loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPEs, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or exposure with respect to the kumiai or its related SPEs.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

With respect to variable interests of
non-consolidated
VIEs held by the
Co
mpany and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities and investment in affiliates in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
12. Investment in Affiliates
Investment in affiliates at March 31, 2022 and 2023 consists of the following:

	Millions of yen
	2022	2023
Shares*	¥943,090	¥973,929
Loans and others	34,943	26,775

	¥978,033	¥1,000,704

*
The
re
were investees measured at fair value by electing the fair value option, primarily to reduce volatility in the equity in net income (loss) of the investees arising from the difference in the measurement basis of their assets and liabilities. The amount of shares include ¥2,511 million in amounts invested in these investees as of March 31, 2023.

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥166,492 million and ¥223,834 million, respectively, as of March 31, 2022 and ¥148,045 million and ¥196,793 million, respectively, as of March 31, 2023.
In fiscal 2021, 2022 and 2023, the Company and its subsidiaries received dividends from affiliates of ¥15,416 million, ¥17,759 million and ¥21,072 million, respectively.
In the Company’s consolidated balance sheets, the book value of investment in affiliates over the underlying equity in the net assets of such affiliates as of date of the most recent available financial statements of the investees were ¥135,897 million and ¥112,977 million as of March 31, 2022 and 2023, respectively. The basis differences mainly consist of goodwill and fair value adjustments for fixed assets. The basis differences would be amortized and adjusted for impairment, if any, and the changes in the differences are included in equity in net income (loss) of affiliates.
Companies comprising a significant portion of investment in affiliates were Avolon Holdings Limited (30% of equity share) and Kansai Airports (40% of equity share) as of March 31, 2022 and 2023.

F-9
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Combined and condensed information relating to the affiliates (including the affiliates elected the fair value option) for fiscal 2021, 2022 and 2023 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	2021	2022	2023
Operations:
Total revenues	¥1,155,974	¥1,194,172	¥1,316,683
Income before income taxes	85,667	108,065	165,612
Net income	74,008	88,572	129,331

Financial position:
Total assets	¥12,858,129	¥14,974,191	¥16,438,275
Total liabilities	9,203,980	10,729,973	11,950,087
Total equity	3,654,149	4,244,218	4,488,188
The Company and its subsidiaries had no significant transactio
n
s with these companies except as described above.

F-9
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

13. Goodwill and Other Intangible Assets
Changes in goodwill by reportable segment for fiscal 2021, 2022 and 2023 are as follows:

	Millions of yen
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit
Balance at March 31, 2020
Goodwill	¥66,865	¥16,359	¥89,455	¥4,116	¥5,124	¥10,971
Accumulated impairment losses	(837)	0	0	(39)	0	0
	66,028	16,359	89,455	4,077	5,124	10,971
Acquired	478	0	47,011	0	0	0
Impairment	(12)	0	0	0	0	0
Other (net)*	7	0	(14,002)	(3,933)	(109)	0

Balance at March 31, 2021
Goodwill	67,350	16,359	122,464	183	5,015	10,971
Accumulated impairment losses	(849)	0	0	(39)	0	0
	66,501	16,359	122,464	144	5,015	10,971
Acquired	0	0	0	49,115	0	0
Impairment	0	(191)	0	0	(371)	0
Other (net)*	(54,925)	0	(22,526)	357	0	0

Balance at March 31, 2022
Goodwill	12,425	16,359	99,938	49,655	5,015	10,971
Accumulated impairment losses	(849)	(191)	0	(39)	(371)	0
	11,576	16,168	99,938	49,616	4,644	10,971
Acquired	3,529	0	119,767	4,028	0	0
Impairment	0	0	0	0	0	0
Other (net)*	0	0	(12,954)	4,524	0	0

Balance at March 31, 2023
Goodwill	15,954	16,359	206,751	58,207	5,015	10,971
Accumulated impairment losses	(849)	(191)	0	(39)	(371)	0

	¥15,105	¥16,168	¥206,751	¥58,168	¥4,644	¥10,971

F-9
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Aircraft and Ships	ORIX USA	ORIX Europe	Asia and Australia	Corporate	Total
Balance at March 31, 2020
Goodwill	¥587	¥129,246	¥117,953	¥7,390	¥0	¥448,066
Accumulated impairment losses	(587)	0	0	(2,785)	0	(4,248)
	0	129,246	117,953	4,605	0	443,818
Acquired	0	0	11,697	0	0	59,186
Impairment	0	(1,494)	0	0	0	(1,506)
Other (net)*	0	566	10,847	402	0	(6,222)

Balance at March 31, 2021
Goodwill	587	129,812	140,497	7,792	0	501,030
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	0	(5,754)
	0	128,318	140,497	5,007	0	495,276
Acquired	0	0	0	0	278	49,393
Impairment	0	0	0	0	0	(562)
Other (net)*	0	12,682	8,773	388	0	(55,251)

Balance at March 31, 2022
Goodwill	587	142,494	149,270	8,180	278	495,172
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	0	(6,316)
	0	141,000	149,270	5,395	278	488,856
Acquired	0	0	0	0	0	127,324
Impairment	0	0	0	0	0	0
Other (net)*	0	10,582	9,318	33	0	11,503

Balance at March 31, 2023
Goodwill	587	153,076	158,588	8,213	278	633,999
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	0	(6,316)

	¥0	¥151,582	¥158,588	¥5,428	¥278	¥627,683

*	Other includes foreign currency translation adjustments, decreases due to sale of ownership interest in subsidiaries and certain other reclassifications.
As a result of the impairment test, the Company and its subsidiaries recognized impairment losses on goodwill of ¥12 million in Corporate Financial Services and Maintenance Leasing segment, and ¥1,494 million in ORIX USA segment during fiscal 2021. The Company and its subsidiaries recognized impairment losses on goodwill of ¥191 million in Real Estate segment, and ¥371 million in Insurance segment during fiscal 2022. The Company and its subsidiaries recognized no impairment losses on goodwill during fiscal 2023. These impairment losses are accounted in other (income) and expense. The fair values of these reporting units were measured using mainly discounted cash flow methodologies and business enterprise value multiples methodologies.

F-9
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Other intangible assets at March 31, 2022 and 2023 consist of the following:

	Millions of yen
	2022	2023
Indefinite-lived intangible assets:
Trade names	¥44,975	¥115,049
Asset management contracts	48,533	51,558
Others	12,126	12,375

	105,634	178,982

Intangible assets subject to amortization:
Software	130,118	141,747
Customer relationships	143,963	161,936
Asset management contracts	98,014	104,481
Others	123,397	154,413

	495,492	562,577
Accumulated amortization	(197,505)	(223,417)

Net	297,987	339,160

	¥403,621	¥518,142

The aggregate amortization expenses for intangible assets are ¥28,748 million, ¥32,235 million and ¥34,212 million in fiscal 2021, 2022 and 2023, respectively.
The estimated amortization expenses for each of five succeeding fiscal years are ¥39,737 million in fiscal 2024, ¥35,454 million in fiscal 2025, ¥31,148 million in fiscal 2026, ¥28,437 million in fiscal 2027 and ¥24,291 million in fiscal 2028, respectively.
Intangible assets subject to amortization increased during fiscal 2023 are ¥78,181 million. They mainly consist of ¥25,279 million of software, ¥
14,703 million of customer relationships recognized in acquisitions and ¥15,500 million of license recognized in acquisitions for others
. The weighted average amortization periods for the software
,
customer relationships

recognized in acquisitions and license
recognized in acquisitions are 6 years
,
 14 years
 and 15 years
, respectively.
As a result of the impairment test, the Company and its subsidiaries recognized impairment losses of ¥2 million on intangible assets included in Corporate Financial Services and Maintenance Leasing segment, ¥217 million on intangible assets included in Real Estate segment, ¥4 million on intangible assets included in PE Investment and Concession segment, ¥2 million on intangible assets included in Environment and Energy segment, ¥2 million on intangible assets included in Insurance segment, ¥505 million on intangible assets included in Aircraft and Ships segment, and ¥414 million on intangible assets included in ORIX USA segment during fiscal 2021. The Company and its subsidiaries recognized impairment losses of ¥650 million on intangible assets included in Corporate Financial Services and Maintenance Leasing segment, ¥259 million on intangible assets included in Aircraft and Ships segment, and ¥21,090 million on intangible assets included in ORIX Europe segment during fiscal 2022. The Company and its subsidiaries recognized impairment losses of ¥1 million on intangible assets included in Corporate Financial Services and Maintenance Leasing segment, ¥405 million on intangible assets included in Aircraft and Ships segment, and ¥110 million on intangible assets included in ORIX USA segment during fiscal 2023. The impairment losses for fiscal 2021, 2022 and 2023 are included in other (income) and expense in the consolidated statements of income. These impairment losses are recognized due to the reduction in the estimated future cash flow, which brought the fair values of the intangible assets below its carrying amount. The fair values of these intangible assets were measured using mainly discounted cash flow methodologies.

F-9
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

14. Short-Term and Long-Term Debt
Short-term debt consists of borrowings from financial institutions and commercial paper.
The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2022 and 2023 are as follows:
March 31, 2022

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥161,799	0.7%
Short-term debt outside Japan, mainly from banks	237,790	2.1
Commercial paper in Japan	37,999	0.0
Commercial paper outside Japan	2,051	1.0

	¥439,639	1.4

March 31, 2023

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥145,768	1.8%
Short-term debt outside Japan, mainly from banks	318,519	4.5
Commercial paper in Japan	42,997	0.1
Commercial paper outside Japan	1,512	4.1

	¥508,796	3.4

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2022 and 2023 are as follows:
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

F-9
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2023

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2025~2083	¥666,764	1.6%
Floating rate	2024~2077	2,448,488	2.8
Insurance companies and others:
Fixed rate	2025~2083	323,653	0.8
Floating rate	2026~2077	295,625	2.0
Unsecured bonds	2024~2081	1,175,087	2.0
Unsecured notes under medium-term note program	2025~2029	149,535	3.7
Payables under securitized loan receivables and investment in securities	2024~2051	150,571	5.5

		¥5,209,723	2.4

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2023 is as follows:

Years ending March 31,	Millions of yen
2024	¥877,260
2025	696,472
2026	572,991
2027	601,434
2028	618,527
Thereafter	1,843,039

Total	¥5,209,723

Borrowings with fixed rate from banks, insurance companies and others include the amount of ¥44,000 million of subordinated syndicated loan (hybrid loan)
. Out of this amount, ¥10,000 million
was executed in fiscal 2022,
 and
will mature in fiscal 2082 and may be redeemed after 5 years from the execution.

¥34,000 million was executed in fiscal 2023, and will mature in fiscal 2083 and may be redeemed after 5 years from the execution.
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

F-
99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

During fiscal 2021, 2022 and 2023, the Company and certain subsidiaries recognized net amortization expenses of premiums and discounts of bonds and medium-term notes, and deferred issuance costs of bonds and medium-term notes in the amount of ¥1,010 million, ¥1,013 million and ¥1,093 million, respectively.
Total committed credit lines for the Company and its subsidiaries were ¥651,379 million and ¥698,560 million at March 31, 2022 and 2023, respectively, and, of these lines, ¥507,181 million and ¥518,585 million were available at March 31, 2022 and 2023, respectively. Of the available committed credit lines, ¥442,547 million and ¥479,039 million were long-term committed credit lines at March 31, 2022 and 2023, respectively.
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
Other than the assets of the consolidated VIEs pledged as collateral for financing (see Note 1
1
 “Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2023:

Millions of yen
Lease payments, loans and investment in operating leases	¥148,057
Investment in securities	183,441
Property under facility operations	130,191
Other assets and other	110,159

¥571,848

As of March 31, 2023, debt liabilities were secured by shares of subsidiaries of ¥407,495 million, which were eliminated through consolidation adjustment, and debt liabilities of affiliates were secured by investment in affiliates of ¥31,379 million. As of March 31, 2023, debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥9,911 million. In addition, ¥101,827 million was pledged primarily by investment in securities for collateral deposits and deposits for real estate transaction as of March 31, 2023.
Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if req ue
sted by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2023.
15. Deposits
Deposits at March 31, 2022 and 2023 consist of the following:

	Millions of yen
	2022	2023
Time deposits	¥1,876,129	¥1,885,970
Other deposits	400,029	360,375

Total	¥2,276,158	¥2,246,345

F-10
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The balances of time deposits and certificates of deposit issued in amounts of ¥10 million or more were ¥920,545 million and ¥888,821 million at March 31, 2022 and 2023, respectively.
The maturity schedule of time deposits at March 31, 2023 is as follows:

Years ending March 31,	Millions of yen
2024	¥879,884
2025	409,259
2026	369,171
2027	94,053
2028	52,596
Thereafter	81,007

Total	¥1,885,970

16. Income Taxes
Income before income taxes and the provision for income taxes in fiscal 2021, 2022 and 2023 are as follows:

	Millions of yen
	2021	2022	2023
Income before income taxes:
Japan	¥171,569	¥311,351	¥176,158
Overseas	115,992	193,525	191,010

	¥287,561	¥504,876	¥367,168

Provision for income taxes:
Current—
Japan	¥45,262	¥136,623	¥30,808
Overseas	19,967	38,433	27,490

	65,229	175,056	58,298

Deferred—
Japan	10,642	(631)	14,302
Overseas	14,876	12,839	14,900

	25,518	12,208	29,202

Provision for income taxes	¥90,747	¥187,264	¥87,500

In fiscal 2021, 2022 and 2023, the Company and its subsidiaries in Japan were subject to a National Corporation tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%.

F-10
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Reconciliations of the differences between the tax provision computed at the statutory rate and the consolidated provision for income taxes in fiscal 2021, 2022 and 2023 are as follows:

	Millions of yen
	2021	2022	2023
Income before income taxes	¥287,561	¥504,876	¥367,168

Tax provision computed at the statutory rate	¥90,582	¥159,036	¥115,658
Increases (reductions) in taxes due to:
Change in valuation allowance	6,808	11,464	2,533
Nondeductible expenses	2,751	4,066	4,794
Nontaxable income	(1,629)	(2,611)	(3,347)
Effect of lower tax rates on certain subsidiaries	(12,895)	(16,584)	(19,631)
Effect of investor taxes on earnings of subsidiaries	4,590	8,155	4,789
Effect of the tax law and rate changes	1,158	(142)	180
Effect of sale or liquidation of subsidiaries	878	25,642	(16,754)
Other, net	(1,496)	(1,762)	(722)

Provision for income taxes	¥90,747	¥187,264	¥87,500

The effective income tax rate is different from the statutory income tax rate primarily because of certain nondeductible expenses, nontaxable income, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries, effect of investor taxes on earnings of subsidiaries and effect of sale or liquidation of subsidiaries.
Total income tax expense recognized in fiscal 2021, 2022 and 2023 was allocated as follows:

	Millions of yen
	2021	2022	2023
Provision for income taxes	¥90,747	¥187,264	¥87,500
Income tax expense (benefit) allocated to other comprehensive income (loss):
Net change of unrealized gains (losses) on investment in securities	(6,212)	(21,897)	(41,961)
Net change of debt valuation adjustments	(349)	(131)	20
Net change of defined benefit pension plans	2,615	4,889	1,630
Net change of foreign currency translation adjustments	(13,958)	(17,347)	(17,325)
Net change of unrealized gains (losses) on derivative instruments	1,883	4,734	3,514
Adjustments to retained earnings for changes in accounting principles*	(17,113)	(215)	0
Other direct adjustments to shareholders’ equity	1,521	214	36

Total income tax expense	¥59,134	¥157,511	¥33,414

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

F-10
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The tax effects of temporary differences and carryforwards giving rise to the deferred tax assets and liabilities as of March 31, 2022 and 2023 are as follows:

	Millions of yen
	2022	2023
Assets:
Net operating loss carryforwards	¥32,914	¥59,516
Allowance for credit losses	23,381	16,382
Investment in securities	6,685	12,745
Accrued expenses	23,900	25,735
Investment in operating leases	15,099	14,999
Property under facility operations	27,358	24,615
Installment loans	4,361	5,445
Unrealized losses on investment in securities	29,372	71,277
Lease liabilities	77,367	79,636
Other	91,837	103,210

	332,274	413,560
Less: valuation allowance	(35,155)	(37,287)

	297,119	376,273
Liabilities:
Net investment in Leases	13,501	10,599
Investment in operating leases	121,337	137,618
Unrealized gains on investment in securities	2,505	4,779
Deferred insurance policy acquisition costs	73,077	74,211
Policy liabilities and policy account balances	74,939	87,150
Property under facility operations	21,931	22,022
Other intangible assets	108,257	141,864
Undistributed earnings	59,134	76,281
Prepaid benefit cost	14,483	17,290
Advances paid	8,647	8,346
Right-of-use assets	77,003	78,631
Other	22,081	28,772

	596,895	687,563

Net deferred tax liability	¥299,776	¥311,290

Net deferred tax assets and liabilities at March 31, 2022 and 2023 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2022	2023
Other assets	¥46,065	¥48,292
Income taxes: Deferred	345,841	359,582

Net deferred tax liability	¥299,776	¥311,290

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

F-10
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning
strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2023. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥6,191 million in fiscal 2021, increases of ¥13,595 million in fiscal 2022, and increases of ¥2,132 million in fiscal 2023. The decrease in the total valuation allowance recognized in earnings due to the utilization of net operating loss carryforwards were ¥553 million in fiscal 2021, ¥1,742 million in fiscal 2022 and ¥1,465 million in fiscal 2023. The adjustments to the beginning-of-the-year
amount in the total valuation allowance resulting from changes in judgment about the realizability of deferred tax assets in future years were net decreases of ¥743 million in fiscal 2021 (increases of ¥1,032 million and decreases of ¥1,775 million on a gross basis), net increases of ¥436 million in fiscal 2022 (increases of ¥1,947 million and decreases of ¥1,511 million on a gross basis), and net increases of ¥628 million in fiscal 2023 (increases of ¥2,120 million and decreases of ¥1,492 million on a gross basis), respectively.
The Company and certain subsidiaries have net operating loss carryforwards of ¥456,985 million at March 31, 2023, which expire as follows:

Years ending March 31,	Millions of yen
2024	¥17,360
202 5	21,183
202 6	24,810
202 7	13,686
202 8	7,993
Thereafter	279,892
Indefinite period	92,061

Total	¥456,985

The unrecognized tax benefits as of March 31, 2022 and 2023 were not material. The Company and its subsidiaries do not believe that it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2023.
The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2022 and 2023, and in the consolidated statements of income for the fiscal 2021, 2022 and 2023 were not material.
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
The funded status of the defined benefit pension plans, which consists of Japanese plans and overseas plans, as of March 31, 2022 and 2023 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2022	2023	2022	2023
Change in benefit obligation:
Benefit obligation at beginning of year	¥114,556	¥111,010	¥128,573	¥121,148
Service cost	6,058	5,704	3,947	3,432
Interest cost	791	731	1,329	2,309
Actuarial loss (income)	(3,977)	(6,538)	(18,503)	(25,124)
Plan participant’s contributions	0	0	295	334
Benefits paid	(4,776)	(4,770)	(1,552)	(1,131)
Business combinations	0	4,733	0	196
Plan amendments	(1,642)	(1,111)	254	(285)
Foreign currency exchange rate change	0	0	6,805	7,537

Benefit obligation at end of year	111,010	109,759	121,148	108,416

Change in plan assets:
Fair value of plan assets at beginning of year	134,392	137,317	119,858	127,251
Actual return on plan assets	2,819	(3,108)	(836)	(15,709)
Employer contribution	3,909	4,162	2,530	2,927
Plan participant’s contributions	0	0	295	334
Benefits paid	(3,803)	(3,913)	(1,439)	(962)
Business combinations	0	2,456	0	175
Plan amendments	0	(111)	0	0
Foreign currency exchange rate change	0	0	6,843	8,188

Fair value of plan assets at end of year	137,317	136,803	127,251	122,204

The funded status of the plans	¥26,307	¥27,044	¥6,103	¥13,788

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in other assets	¥40,118	¥42,337	¥7,753	¥15,465
Accrued benefit liability included in other liabilities	(13,811)	(15,293)	(1,650)	(1,677)

Net amount recognized	¥26,307	¥27,044	¥6,103	¥13,788

F-10
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax,
at March 31, 2022 and 2023 consisted of:

	Millions of yen
	Japanese plans		Overseas plans
	2022	2023	2022	2023
Net prior service credit	¥266	¥1,100	¥746	¥433
Net actuarial gain (loss)	(12,912)	(12,183)	(1,432)	3,394
Net transition obligation	0	0	3	5

Total recognized in accumulated other comprehensive income (loss), pre-tax	¥(12,646)	¥(11,083)	¥(683)	¥3,832

The accumulated benefit obligations for all Japanese defined benefit pension plans were ¥99,161 million and ¥98,880 million, respectively, at March 31, 2022 and 2023. The accumulated benefit obligations for all overseas defined benefit pension plans were ¥114,930 million and ¥102,624 million, respectively, at March 31, 2022 and 2023.
The accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2022 and 2023 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2022	2023	2022	2023
Accumulated benefit obligations	¥13,386	¥17,335	¥7,407	¥7,256
Fair value of plan assets	0	2,563	5,842	5,630

The projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets at March 31, 2022 and 2023 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2022	2023	2022	2023
Projected benefit obligations	¥13,811	¥17,856	¥8,484	¥7,307
Fair value of plan assets	0	2,563	6,834	5,630

F-10
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Net pension cost of the plans for fiscal 2021, 2022 and 2023 consists of the following:

	Millions of yen
	2021	2022	2023
Japanese plans:
Service cost	¥5,831	¥6,058	¥5,704
Interest cost	698	791	731
Expected return on plan assets	(2,427)	(2,663)	(2,739)
Amortization of prior service credit	(178)	(66)	(47)
Amortization of net actuarial loss	1,320	412	79
Plan amendments	0	0	(44)

Net periodic pension cost	¥5,244	¥4,532	¥3,684

Overseas plans:
Service cost	¥3,288	¥3,947	¥3,432
Interest cost	1,711	1,329	2,309
Expected return on plan assets	(3,618)	(4,192)	(4,982)
Amortization of prior service credit	(269)	(320)	(329)
Amortization of net actuarial loss	313	500	9
Amortization of transition obligation	1	1	1

Net periodic pension cost	¥1,426	¥1,265	¥440

Note:	Net periodic pension cost is charged in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2021, 2022 and 2023 are summarized as follows:

	Millions of yen
	2021	2022	2023
Japanese plans:
Current year actuarial gain (loss)	¥10,424	¥3,795	¥650
Amortization of net actuarial loss	1,320	412	79
Prior service credit due to amendments	(402)	367	881
Amortization of prior service credit	(178)	(66)	(47)

Total recognized in other comprehensive income, pre-tax	¥11,164	¥4,508	¥1,563

Overseas plans:
Current year actuarial gain (loss)	¥(2,308)	¥13,672	¥4,810
Amortization of net actuarial loss	313	500	9
Prior service credit due to amendments	(10)	(255)	(36)
Amortization of prior service credit	(269)	(320)	(329)
Amortization of transition obligation	1	1	1
Foreign currency exchange rate change	(946)	(215)	60

Total recognized in other comprehensive income (loss), pre-tax	¥(3,219)	¥13,383	¥4,515

The Company and certain subsidiaries use March 31 as a measurement date for all of our material plans.

F-10
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Significant assumptions of Japanese pension plans and overseas pension plans used to determine these amounts are as follows:

Japanese plans	2021	2022	2023
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	0.7%	0.6%	1.1%
Rate of increase in compensation levels	4.0%	4.0%	4.3%
Interest crediting rate for cash balance plans	1.5%	1.5%	1.5%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	0.6%	0.7%	0.6%
Rate of increase in compensation levels	4.0%	4.0%	4.0%
Expected long-term rate of return on plan assets	2.0%	2.0%	2.0%
Interest crediting rate for cash balance plans	1.5%	1.5%	1.5%

Overseas plans	2021	2022	2023
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	1.0%	1.7%	3.3%
Rate of increase in compensation levels	2.2%	2.2%	2.3%
Interest crediting rate for cash balance plans	—	—	—
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	1.7%	1.0%	1.7%
Rate of increase in compensation levels	2.2%	2.2%	2.2%
Expected long-term rate of return on plan assets	3.3%	3.5%	4.9%
Interest crediting rate for cash balance plans	—	—	—
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

F-10
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The fair value of Japanese pension plan assets at March 31, 2022 and 2023, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurements.”

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

	Millions of yen
	March 31, 2023
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥13,607	¥0	¥0	¥0
Other than Japan
Pooled funds*2	19,692	0	0	0
Debt securities:
Japan
Pooled funds*3	24,972	0	0	0
Other than Japan
Pooled funds*4	38,176	0	0	0
Other assets:
Life insurance company general accounts*5	32,372	0	32,372	0
Others*6	7,984	0	7,984	0

	¥136,803	¥0	¥40,356	¥0

*1	These funds invest in listed shares including shares of ORIX Corporation in the amounts of ¥22 million at March 31, 2023.
*2	These funds invest in listed shares.
*3
These funds invest approximately 70% in Japanese government bonds, and approximately 30% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥35 million at March 31, 2023.

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
At March 31, 2
0
23, our policy for the portfolio of plans consists of three major components: approximately 20% is invested in equity securities, approximately 50% is invested in debt securities and approximately 30% is invested in other assets, primarily consisting of investments in life insurance company general accounts.
Level 2 assets are comprised principally of investments in life insurance company general accounts. Investments in life insurance company general accounts are valued at conversion value. Pooled funds are valued at the net asset value per share at the measurement date and they have not been classified in the fair value hierarchy.

F-11
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The fair value of overseas pension plan assets at March 31, 2022 and 2023, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurements.”

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

F-11
1

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

	Millions of yen
	March 31, 2023
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares	¥49,040	¥49,040	¥0	¥0
Pooled funds*1	960	0	0	0
Debt securities:
Other than Japan
Government bonds	58,310	58,310	0	0
Municipal bonds	4,111	0	4,111	0
Other assets:
Life insurance company general accounts*2	486	0	486	0
Others*3	9,297	0	9,297	0

	¥122,204	¥107,350	¥13,894	¥0

*1	These funds invest in listed shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.
At March 31, 2023, our policy for the portfolio of plans consists of t hree
major components: approximately 40% is invested in equity securities, approximately 50% is invested in debt securities and approximately 10% is invested in other assets, primarily consisting of investments in life insurance company general accounts.
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
The Company and certain subsidiaries expect to contribute ¥4,121 million to its Japanese pension plans and ¥2,652 million to its overseas pension plans during the year ending March 31, 202
4
.

F-11
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

At March 31, 2023, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

	Millions of yen
Years ending March 31,	Japanese plans	Overseas plans
202 4	¥5,578	¥2,267
202 5	5,698	2,368
202 6	5,882	2,341
202 7	5,806	2,468
202 8	5,668	2,614
202 9 -203 3	31,909	16,148

Total	¥60,541	¥28,206

The cost recognized for Japanese defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2021, 2022 and 2023 were ¥1,873 million, ¥1,997 million and ¥2,100 million, respectively. The cost recognized for overseas defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2021, 2022 and 2023 were ¥2,446 million, ¥2,892 million and ¥3,498 million, respectively.
18. Redeemable Noncontrolling Interests
Changes in redeemable
noncontrolling
interests in fiscal 2021, 2022 and 2023 are as follows:

	Millions of yen
	2021	2022	2023
Beginning Balance	¥10,331	¥0	¥0
Transaction with noncontrolling interests	(10,028)	0	959
Adjustment of redeemable noncontrolling interests to redemption value	0	0	3
Comprehensive income (loss)
Net Income (loss)	(23)	0	32
Other comprehensive income (loss)
Net unrealized gains (losses) on investment in debt securities	0	0	(24)
Net change of foreign currency translation adjustments	(280)	0	(25)
Total other comprehensive income (loss)	(280)	0	(49)
Comprehensive income (loss)	(303)	0	(17)

Ending Balance	¥0	¥0	¥945

F-11
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

19. Stock-Based Compensation
The Company maintains a stock compensation program for directors, executive officers and group executives of the Company. The Compensation Committee resolved in July 2014 and the Company’s shares are provided to retiree as the way of provision of the compensation through the Board Incentive Plan Trust. The Board Incentive Plan Trust purchases the Company’s common shares including future granting shares by an entrusted fund which the Company set in advance. The Company holds those shares as entrusted assets, separately from other treasury stock which the Company holds
.
Under

the program, points are granted annually to directors, executive officers and group executives of the Company based upon the prescribed standards of the Company. Upon retirement, eligible directors, executive officers and group executives receive a certain number of the Company’s common shares calculated by translating each point earned by that retiree to one common share.
In fiscal 2023, the Company granted 467,124 points, and 59,416 points were settled for individuals who retired during fiscal 2023. Total points outstanding under the stock compensation program as of March 31, 2023 were 2,273,956 points. The points were adjusted for the
10-for-1
stock split implemented on April 1, 2013.
During fiscal 2021, 2022 and 2023, the Company recognized stock-based compensation costs of its stock compensation program in the amount of ¥885 million, ¥1,191 million and ¥937 million, respectively.

F-11
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

20. Accumulated Other Comprehensive Income (Loss)
Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders in fiscal 2021, 2022 and 2023 are as follows:

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

F-11
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2022	¥(72,892)	¥221	¥(8,072)	¥61,914	¥2,788	¥(16,041)

Net unrealized gains (losses) on investment in securities, net of tax of ¥41,871 million	(109,745)					(109,745)
Reclassification adjustment included in net income, net of tax of ¥90 million	(421)					(421)
Debt valuation adjustments, net of tax of ¥(25) million		67				67
Reclassification adjustment included in net income, net of tax of ¥5 million		(13)				(13)
Defined benefit pension plans, net of tax of ¥(1,706) million			4,659			4,659
Reclassification adjustment included in net income, net of tax of ¥76 million			(211)			(211)
Foreign currency translation adjustments, net of tax of ¥19,131 million				90,616		90,616
Reclassification adjustment included in net income, net of tax of ¥(1,806) million				4,091		4,091
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(3,106) million					18,232	18,232
Reclassification adjustment included in net income, net of tax of ¥(408) million					1,438	1,438

Total other comprehensive income (loss)	(110,166)	54	4,448	94,707	19,670	8,713

Transaction with noncontrolling interests	0	0	0	2,903	1,493	4,396

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	(7)	3,637	1,868	5,498

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	(24)	0	0	(25)	0	(49)

Balance at March 31, 2023*	¥(183,034)	¥275	¥(3,617)	¥155,912	¥22,083	¥(8,381)

*	As of March 31, 2023, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

F-11
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Amounts reclassified to net income from accumulated other comprehensive income (loss) for fiscal 2021, 2022 and 2023 are as follows:

	March 31, 2021
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥2,473	Gains on investment securities and dividends
Sales of debt securities	5,433	Life insurance premiums and related investment income
Amortization of debt securities	(1,468)	Finance revenues
Amortization of debt securities	(1,340)	Life insurance premiums and related investment income
Others	(4,594)	Write-downs of securities

	504	Total before income tax
	(510)	Income tax (expense) or benefit

	¥(6)	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥101	Life insurance costs

	101	Total before income tax
	(28)	Income tax (expense) or benefit

	¥73	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥447	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(1,633)	See Note 17 “Pension Plans”
Amortization of transition obligation	(1)	See Note 17 “Pension Plans”

	(1,187)	Total before income tax
	368	Income tax (expense) or benefit

	¥(819)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	(2,057)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	(2,760)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(4,817)	Total before income tax
	751	Income tax (expense) or benefit

	¥(4,066)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(1,522)	Interest expense
Foreign exchange contracts	(242)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(5,938)	Interest expense/Other (income) and expense

	(7,702)	Total before income tax
	1,923	Income tax (expense) or benefit

	¥(5,779)	Net of tax

F-11
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2022
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥4,619	Gains on investment securities and dividends
Sales of debt securities	737	Life insurance premiums and related investment income
Amortization of debt securities	92	Finance revenues
Amortization of debt securities	(658)	Life insurance premiums and related investment income
Others	(522)	Write-downs of securities

	4,268	Total before income tax
	(61)	Income tax (expense) or benefit

	¥4,207	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥36	Life insurance costs

	36	Total before income tax
	(10)	Income tax (expense) or benefit

	¥26	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥386	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(912)	See Note 17 “Pension Plans”
Amortization of transition obligation	(1)	See Note 17 “Pension Plans”

	(527)	Total before income tax
	151	Income tax (expense) or benefit

	¥(376)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(1,782)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	873	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(909)	Total before income tax
	295	Income tax (expense) or benefit

	¥(614)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(1,615)	Interest expense
Foreign exchange contracts	(710)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(3,589)	Interest expense/Other (income) and expense

	(5,914)	Total before income tax
	1,478	Income tax (expense) or benefit

	¥(4,436)	Net of tax

F-11
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2023
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥155	Gains on investment securities and dividends
Sales of debt securities	(765)	Life insurance premiums and related investment income
Amortization of debt securities	509	Finance revenues
Amortization of debt securities	1,148	Life insurance premiums and related investment income
Others	(536)	Write-downs of securities

	511	Total before income tax
	(90)	Income tax (expense) or benefit

	¥421	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥18	Life insurance costs

	18	Total before income tax
	(5)	Income tax (expense) or benefit

	¥13	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥376	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(88)	See Note 17 “Pension Plans”
Amortization of transition obligation	(1)	See Note 17 “Pension Plans”

	287	Total before income tax
	(76)	Income tax (expense) or benefit

	¥211	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(14,673)	Gains on sales of subsidiaries and affiliates and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	8,776	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(5,897)	Total before income tax
	1,806	Income tax (expense) or benefit

	¥(4,091)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(175)	Interest expense
Foreign exchange contracts	0	Interest expense/Other (income) and expense
Foreign currency swap agreements	(1,671)	Interest expense/Other (income) and expense

	(1,846)	Total before income tax
	408	Income tax (expense) or benefit

	¥(1,438)	Net of tax

F-1
19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Comprehensive income (loss) and its components attributable to ORIX Corporation and noncontrolling interests have been reported, net of tax, in the consolidated statements of changes in equity, and information about comprehensive income (loss) and its components attributable to redeemable noncontrolling interests is provided in Note 18 “Red ee
mable Noncontrolling Interests.” Total comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of comprehensive income.
21. ORIX Corporation Shareholders’ Equity
Changes in the number of shares issued in fiscal 2021, 2022 and 2023 are as follows:

	Number of shares
	2021	2022	2023
Beginning balance	1,324,629,128	1,285,724,480	1,258,277,087
Cancellation of treasury stock	(38,904,648)	(27,447,393)	(23,427,745)

Ending balance	1,285,724,480	1,258,277,087	1,234,849,342

The Japanese Companies Act (the “Act”) provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in
capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in
capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, if specified in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2023 that a total of ¥50,209 million dividends shall be distributed to the shareholders of record as of March 31, 2023. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution.
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
paid-in
capital.
The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated
financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥884,149 million as of March 31, 2023.
Retained earnings at March 31, 2023 include ¥104,346 million relating to equity in undistributed earnings of the companies accounted or by the equity method.
As of March 31, 2023, the restricted net assets of certain subsidiaries include regulatory capital requirements mainly for banking and life insurance operations of ¥13,623 million.

F-12
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

22. Gains on Investment Securities and Dividends
Gains on investment securities and dividends in fiscal 2021, 2022 and 2023 consist of the following:

	Millions of yen
	2021	2022	2023
Net gains on investment securities	¥44,622	¥54,585	¥30,284
Dividends income	1,475	1,925	2,146

	¥46,097	¥56,510	¥32,430

*	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities.”
23. Life Insurance Operations
Life insurance premiums and related investment income in fiscal 2021, 2022 and 2023 consist of the following:

	Millions of yen
	2021	2022	2023
Life insurance premiums	¥403,799	¥431,289	¥451,404
Life insurance related investment income*	83,751	50,521	42,666

	¥487,550	¥481,810	¥494,070

*
Life insurance related investment income in fiscal 2021, 2022 and 2023 include net unrealized holding gains of ¥61,351 million and ¥8,004 million and ¥851 million on equity securities held as of March 31, 2021, 2022 and 2023, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For fiscal 2021, 2022 and 2023, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	2021	2022	2023
Reinsurance benefits	¥2,333	¥2,744	¥3,239
Reinsurance premiums	(5,196)	(4,498)	(4,891)
The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses directly relating to policy issuance and underwriting). Amortization charged to income for fiscal 2021, 2022 and 2023 amounted to ¥21,928 million, ¥21,213 million and ¥25,966 million, respectively.
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

F-12
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for fiscal 2021, 2022 and 2023 are mainly as follows:

	Millions of yen
	2021	2022	2023
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥76,470	¥8,501	¥(2,312)
Net gains or losses from derivative contracts :	(10,271)	(1,520)	(1,360)
Futures	(9,412)	(1,075)	(855)
Foreign exchange contracts	(261)	(445)	(505)
Options held	(598)	0	0
Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(35,565)	¥(67,984)	¥(35,097)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	77,631	69,727	28,754
Changes in the fair value of the reinsurance contracts	11,909	1,083	538
24. Write-Downs of Long-Lived Assets
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
As of March 31, 2022 and 2023, the long-lived assets and liabilities associated with those assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	2022	2023
Investment in operating leases	¥35,061	¥13,104
Property under facility operations	8,376	10
Office facilities	1,375	55
Other assets	1,556	0
Other liabilities	1,761	0

F-12
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The long-lived assets classified as held for sale as of March 31, 2022 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, PE Investment and Concession segment, Aircraft and Ships segment and ORIX USA segment. The long-lived assets classified as held for sale as of March 31, 2023 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, Environment and Energy segment, Aircraft and Ships segment and ORIX USA segment.
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
During fiscal 2021, 2022 and 2023, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥3,020 million, ¥35,666 million and ¥2,297 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

Fiscal Year ended March 31, 2021	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥0	—	¥331	1
Commercial facilities other than office buildings	1,067	5	189	1
Condominiums	0	—	64	2
Land undeveloped or under construction	0	—	98	2
Others*	0	—	1,271	—

Total	¥1,067	—	¥1,953	—

Fiscal Year ended March 31, 2022	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Commercial facilities other than office buildings	¥858	3	¥11	1
Condominiums	13	2	83	49
Others*	11,878	—	22,823	—

Total	¥12,749	—	¥22,917	—

F-12
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Fiscal Year ended March 31, 2023	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥0	—	1,535	2
Commercial facilities other than office buildings	0	—	51	2
Condominiums	2	1	15	19
Others*	241	—	453	—

Total	¥243	—	¥2,054	—

*
For the “Others”, the numbers of properties are omitted. Write-downs of long-lived assets for fiscal 2021 include write-downs of ¥1,099 million of hotels. Write-downs of long-lived assets for fiscal 2022 include write-downs of ¥31,205 million of property under facility operations and others held by subsidiaries, of which ¥19,564 million related to write-downs of two coal-biomass co-fired
power plants, and ¥2,331 million of two aircraft.

Breakdowns of these amounts by segment are provided in Note 31 “
Segment
Information.”
25. Per Share Data
Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2021, 2022 and 2023 is as follows:
In fiscal 2021, 2022 and 2023, there was no stock compensation which was antidilutive.

	Millions of yen
	2021	2022	2023
Net Income attributable to ORIX Corporation shareholders	¥192,384	¥312,135	¥273,075

	Thousands of shares
	2021	2022	2023
Weighted-average shares	1,236,897	1,203,452	1,180,356
Effect of dilutive securities
Stock compensation	1,197	1,400	1,589

Weighted-average shares for diluted EPS computation	1,238,094	1,204,852	1,181,945

	Yen
	2021	2022	2023
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥155.54	¥259.37	¥231.35
Diluted	155.39	259.07	231.04

Note:	The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation (1,897,979 shares, 2,104,640 shares and 2,496,724 shares in fiscal 2021, 2022 and 2023).

F-12
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

26. Derivative Financial Instruments and Hedging
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
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2022 and 2023.
(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged item. The amounts of these net gains (losses) after deducting applicable taxes were net losses of ¥5,779 million, ¥4,436 million and ¥1,438 million during fiscal 2021, 2022 and 2023, respectively. The amount of net derivative gains, ¥1,977 million, included in other comprehensive income (loss), net of applicable income taxes at March 31, 2023 will be reclassified into earnings within fiscal 2024.
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

*
Futures, foreign exchange contracts and options held/written and other in the above table include gains (losses) arising from futures, foreign exchange contracts and options held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2021 (see Note 23 “Life Insurance Operations”).

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

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2022 (see Note 23 “Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax,
for fiscal 2023 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Interest expense	Other (income) and expense
Interest rate swap agreements	¥23,838	¥175	¥0
Foreign exchange contracts	(184)	(893)	893
Foreign currency swap agreements	(2,268)	766	905
Options held/written and other	(48)	0	0
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥2,633	¥0	¥(2,499)	¥0
Foreign exchange contracts	(42,947)	(412)	43,006	332
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and affiliates and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(21,316)	¥(7,874)	¥7,051	¥(252)
Borrowings and bonds in foreign currencies	(66,947)	0	0	0

F-12
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥5	¥(222)
Futures	(855)	0	(1,300)
Foreign exchange contracts	21,659	4,231	49,589
Credit derivatives held/written	0	0	3
Options held/written and other	0	0	1,828

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2023 (see Note 23 “Life Insurance Operations”).

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
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at March 31, 2022 is as follows.

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

F-1
29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for fiscal 2023 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(12,299)	¥20	¥0
Options held/written and other	0	0	55
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at March 31, 2023 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥470,204	¥(1,107)	—	¥0	¥0
Installment Loans	13,969	(1)	—	0	0
Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2022 and 2023 are as follows.
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

F-13
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2023

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥568,864	¥22,798	Other Assets	¥3,311	Other Liabilities
Options held/written and other	9,486	52	Other Assets	88	Other Liabilities
Futures, foreign exchange contracts	933,988	2,735	Other Assets	26,217	Other Liabilities
Foreign currency swap agreements	99,878	1,325	Other Assets	2,426	Other Liabilities
Foreign currency long-term debt	748,396	0	—	0	—
Derivatives not designated as hedging instruments:
Interest rate swap agreements	¥464	¥0	—	¥8	Other Liabilities
Options held/written and other	632,211	30,435	Other Assets	28,335	Other Liabilities
Futures, foreign exchange contracts*	788,361	15,050	Other Assets	10,978	Other Liabilities
Credit derivatives held/written	1,098	3	Other Assets	3	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥14,758 million and foreign exchange contracts of ¥5,554 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2023, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥52 million and ¥12 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥200 million and ¥179 million at March 31, 2023, respectively.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written as of March 31, 2023 are as follows and there are no credit derivatives written as of March 31, 2022.

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying refence company*	¥1,000	Less than five years	¥(3)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of March 31, 2023.

F-13
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

27. Offsetting Assets and Liabilities
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2022 and 2023 are as follows.
March 31, 2022

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/ pledged
Derivative assets	¥51,366	¥(20,333)	¥31,033	¥0	¥(1,060)	¥29,973

Total assets	¥51,366	¥(20,333)	¥31,033	¥0	¥(1,060)	¥29,973

Derivative liabilities	¥105,705	¥(20,333)	¥85,372	¥(15,409)	¥0	¥69,963

Total liabilities	¥105,705	¥(20,333)	¥85,372	¥(15,409)	¥0	¥69,963

March 31, 2023

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/ pledged
Derivative assets	¥72,398	¥(22,052)	¥50,346	¥0	¥(4,973)	¥45,373

Total assets	¥72,398	¥(22,052)	¥50,346	¥0	¥(4,973)	¥45,373

Derivative liabilities	¥71,366	¥(22,052)	¥49,314	¥(1,786)	¥(509)	¥47,019

Total liabilities	¥71,366	¥(22,052)	¥49,314	¥(1,786)	¥(509)	¥47,019

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
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

F-13
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

At March 31, 2022 and 2023, no concentration with a single obligor exceeded 1% of the Company’s consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥7,138 billion, or 70%, at March 31, 2022 and ¥7,487 billion, or 70%, at March 31, 2023 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risk outside of Japan is exposure attributable to obligors located in the Americas. The gross amount of such exposure is ¥1,355 billion and ¥1,429 billion as of March 31, 2022 and 2023, respectively.
The Company and its subsidiaries have transportation equipment such as automobile operations and aircraft. Transportation equipment is mainly recorded in investment in net investment in leases and operating leases. In connection with investment in net investment in leases and operating leases, the percentage of investment in transportation equipment to consolidated total assets is 9.3% and 9.2% as of March 31, 2022 and 2023, respectively.
The Company and its subsidiaries provide consumers with real estate loans. In connection with installment loans, the percentage of real estate loans for consumers to consolidated total assets is 14.8% and 13.5% as of March 31, 2022 and 2023, respectively.

F-13
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

29. Estimated Fair Value of Financial Instruments
The following information is provided to help readers gain an understanding of the relationship between carrying amounts of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in leases, investment in affiliates accounted for under the equity method, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.
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

F-13
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2023

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,231,860	¥1,231,860	¥1,231,860	¥0	¥0
Restricted cash	135,048	135,048	135,048	0	0
Installment loans (net of allowance for credit losses)	3,829,431	3,807,987	0	128,249	3,679,738
Equity securities*1	379,236	379,236	105,646	133,027	140,563
Trading debt securities	2,179	2,179	0	2,179	0
Available-for-sale debt securities	2,234,608	2,234,608	4,334	1,986,672	243,602
Held-to-maturity debt securities	114,759	129,678	0	108,326	21,352
Certain investment in affiliates	2,511	2,511	0	0	2,511
Other Assets:
Time deposits	4,374	4,374	0	4,374	0
Derivative assets*2	50,346	50,346	0	0	0
Reinsurance recoverables (Investment contracts)	5,301	5,009	0	0	5,009
Liabilities:
Short-term debt	¥508,796	¥508,796	¥0	¥508,796	¥0
Deposits	2,086,340	2,087,035	0	2,087,035	0
Policy liabilities and Policy account balances (Investment contracts)	143,407	143,842	0	0	143,842
Long-term debt	5,209,723	5,164,112	0	1,667,119	3,496,993
Other Liabilities:
Derivative liabilities*2	49,314	49,314	0	0	0

*1	The amount of ¥51,263 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”
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
30. Commitments, Guarantees and Contingent Liabilities
Commitments
—As of March 31, 2023, the Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥4,066 million.
Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable
contracts with third-party service providers. For such services, the Company and certain

F-13
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

subsidiaries made payments totaling ¥6,486 million, ¥8,036 million and ¥8,738 million in fiscal 2021, 2022 and 2023, respectively. The longest contract of them will mature in fiscal 2029. As of March 31, 2023, the amounts due are as follows:

Years ending March 31,	Millions of yen
2024	¥5,846
2025	4,263
2026	1,663
2027	1,468
2028	958
Thereafter	1

Total	¥14,199

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling
¥
128,449 million and
¥146,945 million as of March 31,
2022 and March 31,
2023
, respectivel
y.
The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2022 and March 31, 2023, the total unused credit and capital amount available are ¥436,784 million and ¥
458,994
million respectively.
Guarantees
—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee that is within the scope of ASC 460 (“Guarantees”). Some of these guarantees, whose contractual obligations cannot be unconditionally cancelled, are in the scope of the Credit Loss Standard and are recognized as other liabilities in the consolidated balance sheets. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2022 and 2023:

	2022			2023
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥436,414	¥4,895	2027	¥479,406	¥5,033	2029
Transferred loans	417,587	4,103	2062	436,069	2,185	2062
Consumer loans	284,891	47,461	2033	295,273	48,207	2034
Real estate loans	12,087	3,953	2048	18,193	2,031	2048
Other	2,294	46	2035	2,484	0	2036

Total	¥1,153,273	¥60,458	—	¥1,231,425	¥57,456	—

Guarantee of corporate loans:
The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to

F-13
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

a certain range of guarantee commissions. As of March 31, 2022 and 2023, total notional amount of the loans subject to such guarantees are ¥
563,000 million and ¥494,000 million, respectively, and book value of guarantee liabilities are ¥2,317 million and ¥2,309 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2023.
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
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees in fiscal 2023.
As of March 31, 2022 and 2023, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥2,121,074 million and ¥2,175,722 million, respectively.
Guarantee of consumer loans:
A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally three months or more.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees in fiscal 2023.
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
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees in fiscal 2023.

F-13
7

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
Allowance for
off-balance
sheet credit exposures
—
If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance sheet credit exposures is measured using the same measurement methodologies as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance sheet credit exposure is recorded as other liabilities in the consolidated balance sheets and the allowance were ¥
22,120 million and ¥17,843 million as of March 31, 2022 and 2023, respectively.
Additionally, the provision for credit losses in the consolidated statements of income in fiscal 2022 was a reversal of ¥
4,449
million, which was mainly caused by improved macroeconomic forecast in the Americas. The provision for credit losses in the consolidated statements of income in fiscal 2023 was a reversal of ¥
4,542
million, which was mainly caused by economic recovery from the COVID-19 in the Americas.
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
In addition, the Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations
.

F-13
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

31. Segment Information
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
An overview of operations for each of the ten segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management

PE Investment and Concession	:	Private equity investment and concession

Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and battery energy storage system; recycling and waste management

Insurance	:	Life insurance

Banking and Credit	:	Banking and consumer finance

Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment

ORIX USA	:	Finance, investment and asset management in the Americas

ORIX Europe	:	Asset management of global equity and fixed income

Asia and Australia	:	Finance and investment businesses in Asia and Australia

F-1
39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Financial information of the segments for fiscal 2021, 2022 and 2023 is as follows:

	Millions of yen
	Fiscal Year ended March 31, 2021
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Revenues	¥431,015	¥359,798	¥331,222	¥141,971	¥491,894	¥83,724	¥31,617
Finance revenues	58,996	6,206	152	1,315	242	78,071	1,172
Interest expense	6,252	2,493	1,719	10,821	500	5,207	13,103
Depreciation and amortization	162,620	15,249	9,406	20,221	28,366	1,279	13,566
Other significant non-cash items:
Provision for credit losses	1,074	818	3,621	469	7	508	(159)
Write-downs of long-lived assets	207	1,167	0	98	0	0	0
Increase in policy liabilities and policy account balances	0	0	0	0	230,947	0	0
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	1,485	6,132	(8,449)	12,423	0	3	8,718
Bargain Purchase Gain	0	0	601	4,365	0	0	0
Segment profits	58,662	24,353	3,431	26,946	54,615	47,685	4,924
Segment assets	1,676,063	872,095	378,698	489,174	1,959,521	2,690,627	601,762
Long-lived assets	542,284	544,232	74,130	285,155	28,538	0	262,019
Expenditures for long-lived assets	155,713	100,494	12,123	17,681	3	0	32,920
Investment in affiliates	18,049	99,105	55,421	180,492	0	200	293,469

F-14
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2021
	ORIX USA	ORIX Europe	Asia and Australia	Total
Revenues	¥138,017	¥160,798	¥128,309	¥2,298,365
Finance revenues	87,172	171	39,931	273,428
Interest expense	20,471	(75)	20,439	80,930
Depreciation and amortization	2,474	962	50,837	304,980
Other significant non-cash items:
Provision for credit losses	6,221	34	3,424	16,017
Write-downs of long-lived assets	1,458	0	90	3,020
Increase in policy liabilities and policy account balances	0	0	0	230,947
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	8,423	245	(5,200)	23,780
Bargain Purchase Gain	0	0	0	4,966
Segment profits	39,419	39,063	12,179	311,277
Segment assets	1,220,081	369,546	1,084,222	11,341,789
Long-lived assets	13,656	0	231,307	1,981,321
Expenditures for long-lived assets	592	0	87,327	406,853
Investment in affiliates	43,816	1,770	195,413	887,735

F-14
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2022
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Revenues	¥445,338	¥390,688	¥385,739	¥160,232	¥486,704	¥84,821	¥38,639
Finance revenues	57,580	5,602	237	1,001	265	76,190	2,580
Interest expense	5,783	2,873	2,547	5,365	551	5,259	11,400
Depreciation and amortization	156,116	16,164	22,325	18,140	27,884	1,335	15,669
Other significant non-cash items:
Provision for credit losses	1,296	173	924	0	(0)	2,395	(0)
Write-downs of long-lived assets	1,092	88	11,657	19,564	0	0	2,331
Increase in policy liabilities and policy account balances	0	0	0	0	141,201	0	0
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	164,020	1,575	(11,040)	7,295	0	1	(5,472)
Segment profits	239,802	31,990	(11,682)	3,048	53,290	41,498	(2,319)
Segment assets	1,516,795	910,101	353,581	703,608	2,072,145	2,687,156	684,098
Long-lived assets	508,035	574,661	85,698	388,399	27,962	0	271,592
Expenditures for long-lived assets	146,851	78,601	11,884	30,200	0	0	70,370
Investment in affiliates	16,929	113,178	43,498	204,260	0	67	320,058

F-14
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2022
	ORIX USA	ORIX Europe	Asia and Australia	Total
Revenues	¥161,344	¥221,112	¥148,055	¥2,522,672
Finance revenues	90,708	56	47,166	281,385
Interest expense	17,140	(647)	20,548	70,819
Depreciation and amortization	2,678	1,225	59,768	321,304
Other significant non-cash items:
Provision for credit losses	(1,726)	0	885	3,947
Write-downs of long-lived assets	928	0	6	35,666
Increase in policy liabilities and policy account balances	0	0	0	141,201
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	20,593	449	25,370	202,791
Segment profits	75,235	49,334	51,165	531,361
Segment assets	1,364,142	401,869	1,306,089	11,999,584
Long-lived assets	13,399	0	280,684	2,150,430
Expenditures for long-lived assets	717	0	113,594	452,217
Investment in affiliates	45,337	2,221	232,471	978,019

F-14
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2023
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Revenues	¥429,907	¥418,736	¥376,405	¥215,770	¥499,487	¥84,286	¥54,009
Finance revenues	60,066	5,562	159	1,230	300	78,066	6,660
Interest expense	6,375	3,367	2,376	12,276	365	5,698	18,877
Depreciation and amortization	149,545	16,613	22,649	22,486	31,810	1,402	16,257
Other significant non-cash items:
Provision for credit losses	1,036	61	(84)	(8)	(1)	716	1
Write-downs of long-lived assets	67	1,724	229	58	0	0	0
Increase in policy liabilities and policy account balances	0	0	0	0	101,743	0	0
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	1,508	9,580	(5,275)	19,966	0	0	9,744
Bargain Purchase Gain	0	0	58	1,018	0	0	98
Segment profits	73,176	51,523	2,686	35,682	37,980	37,610	18,583
Segment assets	1,514,070	935,027	605,471	773,617	2,050,412	2,698,747	742,890
Long-lived assets	500,111	592,190	100,848	450,797	27,194	0	295,549
Expenditures for long-lived assets	160,920	89,380	15,328	76,556	0	0	103,993
Investment in affiliates	16,961	117,040	36,678	190,384	0	0	348,583

F-14
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2023
	ORIX USA	ORIX Europe	Asia and Australia	Total
Revenues	¥189,045	¥206,486	¥189,744	¥2,663,875
Finance revenues	106,599	812	59,933	319,387
Interest expense	43,643	4,317	31,992	129,286
Depreciation and amortization	3,023	6,619	75,867	346,271
Other significant non-cash items:
Provision for credit losses	3,495	0	2,544	7,760
Write-downs of long-lived assets	114	0	57	2,249
Increase in policy liabilities and policy account balances	0	0	0	101,743
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	3,118	683	12,750	52,074
Bargain Purchase Gain	0	0	0	1,174
Segment profits	49,021	40,675	34,319	381,255
Segment assets	1,462,067	417,941	1,395,096	12,595,338
Long-lived assets	12,639	0	321,000	2,300,328
Expenditures for long-lived assets	1,428	0	152,906	600,511
Investment in affiliates	52,408	2,714	235,586	1,000,354
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

F-14
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Since April 1, 2021, a portion of interest expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to its respective segments. In addition, a portion of selling, general and administrative expenses, which were initially recorded in each respective segment, have been included in the difference between segment total profits and consolidated amounts. Furthermore, a portion of the leasing business in the Environment and Energy segment was transferred to the Corporate Financial Services and Maintenance Leasing segment. As a result of these changes, segment data for fiscal 2021 has been retrospectively restated.
Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for fiscal 2021 and 2022 have been retrospectively restated.
The reconciliation of segment totals to consolidated financial statement amounts is as follows:
Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	2021	2022	2023
Segment revenues:
Total revenues for segments	¥2,298,365	¥2,522,672	¥2,663,875
Revenues related to corporate assets	12,010	16,696	23,947
Revenues from inter-segment transactions	(17,667)	(19,003)	(21,449)

Total consolidated revenues	¥2,292,708	¥2,520,365	¥2,666,373

Segment profits:
Total segment profits	¥311,277	¥531,361	¥381,255
Corporate losses	(28,325)	(32,483)	(22,092)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	4,609	5,998	8,005

Total consolidated income before income taxes	¥287,561	¥504,876	¥367,168

Segment assets:
Total segment assets	¥11,341,789	¥11,999,584	¥12,595,338
Cash and cash equivalents, restricted cash	1,079,575	1,091,812	1,366,908
Allowance for credit losses	(78,945)	(69,459)	(64,723)
Trade notes, accounts and other receivable	354,334	359,949	441,803
Other corporate assets	866,329	888,786	926,865

Total consolidated assets	¥13,563,082	¥14,270,672	¥15,266,191

F-14
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Fiscal Year ended March 31, 2021
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥1,817,124	¥208,072	¥267,512	¥2,292,708
Income before Income Taxes	177,157	57,304	53,100	287,561

	Millions of yen
	Fiscal Year ended March 31, 2022
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥1,946,153	¥240,234	¥333,978	¥2,520,365
Income before Income Taxes	322,755	94,759	87,362	504,876

	Millions of yen
	Fiscal Year ended March 31, 2023
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥2,006,349	¥261,948	¥398,076	¥2,666,373
Income before Income Taxes	195,254	73,179	98,735	367,168

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East
No single customer accounted for 10% or more of the Company’s total revenues for fiscal 2021, 2022 and 2023.

F-14
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following information represents disaggregation of revenues for revenues from contracts with customers, by goods or services category and geographical location.

	Millions of yen
	Fiscal Year ended March 31, 2021
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥10,348	¥2,836	¥301,732	¥3,816	¥0	¥0	¥0
Real estate sales	0	88,512	0	0	0	0	0
Asset management and servicing	354	6,216	33	45	0	207	23
Automobile related services	59,903	0	0	225	0	0	0
Facilities operation	0	23,301	0	0	0	0	0
Environment and energy services	3,060	0	0	134,424	0	0	0
Real estate management and brokerage	0	103,457	0	0	0	0	0
Real estate contract work	0	80,455	0	0	0	0	0
Other	49,548	1,505	21,997	1,667	1,667	4,771	3,317

Total revenues from contracts with customers	123,213	306,282	323,762	140,177	1,667	4,978	3,340

Geographical location
Japan	122,232	306,282	323,762	130,077	1,667	4,978	1,194
The Americas	0	0	0	0	0	0	0
Other	981	0	0	10,100	0	0	2,146

Total revenues from contracts with customers	123,213	306,282	323,762	140,177	1,667	4,978	3,340

Other revenues*	307,802	53,516	7,460	1,794	490,227	78,746	28,277

Segment revenues/Total revenues	¥431,015	¥359,798	¥331,222	¥141,971	¥491,894	¥83,724	¥31,617

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
49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2022
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥9,741	¥2,521	¥320,104	¥3,861	¥0	¥0	¥0
Real estate sales	0	94,617	0	0	0	0	0
Asset management and servicing	347	6,107	20	93	0	326	38
Automobile related services	62,897	0	0	228	0	0	0
Facilities operation	0	31,421	0	0	0	0	0
Environment and energy services	2,911	0	76	154,081	0	0	0
Real estate management and brokerage	0	102,689	0	0	0	0	0
Real estate contract work	0	93,265	0	0	0	0	0
Other	52,489	1,393	28,877	903	2,062	6,101	7,401

Total revenues from contracts with customers	128,385	332,013	349,077	159,166	2,062	6,427	7,439

Geographical location
Japan	127,918	332,013	349,077	154,311	2,062	6,427	3,642
The Americas	0	0	0	0	0	0	0
Other	467	0	0	4,855	0	0	3,797

Total revenues from contracts with customers	128,385	332,013	349,077	159,166	2,062	6,427	7,439

Other revenues*	316,953	58,675	36,662	1,066	484,642	78,394	31,200

Segment revenues/Total revenues	¥445,338	¥390,688	¥385,739	¥160,232	¥486,704	¥84,821	¥38,639

F-15
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2022
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥2,251	¥0	¥577	¥339,055	¥1,642	¥340,697
Real estate sales	84	0	0	94,701	(1)	94,700
Asset management and servicing	18,880	219,132	0	244,943	(56)	244,887
Automobile related services	0	0	13,630	76,755	17	76,772
Facilities operation	0	0	0	31,421	742	32,163
Environment and energy services	1,187	0	0	158,255	(1,928)	156,327
Real estate management and brokerage	0	0	0	102,689	(2,385)	100,304
Real estate contract work	0	0	0	93,265	(266)	92,999
Other	4,698	75	905	104,904	2,345	107,249

Total revenues from contracts with customers	27,100	219,207	15,112	1,245,988	110	1,246,098

Geographical location
Japan	0	0	0	975,450	219	975,669
The Americas	27,100	77,647	0	104,747	0	104,747
Other	0	141,560	15,112	165,791	(109)	165,682

Total revenues from contracts with customers	27,100	219,207	15,112	1,245,988	110	1,246,098

Other revenues*	134,244	1,905	132,943	1,276,684	(2,417)	1,274,267

Segment revenues/Total revenues	¥161,344	¥221,112	¥148,055	¥2,522,672	¥(2,307)	¥2,520,365

F-15
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2023
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥5,356	¥3,373	¥280,361	¥4,200	¥0	¥0	¥624
Real estate sales	0	92,657	0	0	0	0	0
Asset management and servicing	326	7,807	0	214	0	482	66
Automobile related services	63,414	0	0	248	0	0	0
Facilities operation	0	55,231	0	0	0	0	0
Environment and energy services	3,023	40	84	207,037	0	0	0
Real estate management and brokerage	0	100,137	0	0	0	0	0
Real estate contract work	0	96,509	24,105	0	0	0	0
Other	39,779	1,243	31,745	834	2,626	6,577	10,805

Total revenues from contracts with customers	111,898	356,997	336,295	212,533	2,626	7,059	11,495

Geographical location
Japan	111,898	356,997	336,295	188,196	2,626	7,059	3,566
The Americas	0	0	0	0	0	0	0
Other	0	0	0	24,337	0	0	7,929

Total revenues from contracts with customers	111,898	356,997	336,295	212,533	2,626	7,059	11,495

Other revenues*	318,009	61,739	40,110	3,237	496,861	77,227	42,514

Segment revenues/Total revenues	¥429,907	¥418,736	¥376,405	¥215,770	¥499,487	¥84,286	¥54,009

F-15
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2023
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥2,023	¥0	¥1,698	¥297,635	¥2,266	¥299,901
Real estate sales	11	0	0	92,668	0	92,668
Asset management and servicing	22,900	207,679	9	239,483	(251)	239,232
Automobile related services	0	0	18,763	82,425	3	82,428
Facilities operation	0	0	0	55,231	1,000	56,231
Environment and energy services	1,433	0	0	211,617	(1,968)	209,649
Real estate management and brokerage	0	0	0	100,137	(1,544)	98,593
Real estate contract work	0	0	0	120,614	(235)	120,379
Other	6,649	150	1,633	102,041	2,243	104,284

Total revenues from contracts with customers	33,016	207,829	22,103	1,301,851	1,514	1,303,365

Geographical location
Japan	0	0	0	1,006,637	2,737	1,009,374
The Americas	33,016	73,820	0	106,836	0	106,836
Other	0	134,009	22,103	188,378	(1,223)	187,155

Total revenues from contracts with customers	33,016	207,829	22,103	1,301,851	1,514	1,303,365

Other revenues*	156,029	(1,343)	167,641	1,362,024	984	1,363,008

Segment revenues/Total revenues	¥189,045	¥206,486	¥189,744	¥2,663,875	¥2,498	¥2,666,373

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

32. Subsequent Events
On May 10, 2023, the Company’s Board of Directors has passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares for capital efficiency and shareholder returns, pursuant to Articles 34 of the Articles of Incorporation, which is in accordance with Article 459, Paragraph 1 Companies Act.
Details of Share Repurchase

•	Class of shares to be repurchased: Common shares

•	Total number of shares: Up to 40,000,000 shares
(approximately 3.4% of the total outstanding shares (excluding treasury shares))

•	Total purchase price of shares to be repurchased: Up to 50 billion yen

•	Repurchase period: From May 17, 2023 to March 31, 2024

•	Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

F-15
3

Schedule II.—Valuation and Qualifying Accounts and Reserves
ORIX Corporation and Subsidiaries

	Millions of yen
	Year Ended March 31, 2021
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥690	¥0	¥0	¥(474)	¥36	¥252

Total	¥690	¥0	¥0	¥(474)	¥36	¥252

	Millions of yen
	Year Ended March 31, 2022
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥252	¥0	¥2,781	¥(187)	¥4	¥2,850

Total	¥252	¥0	¥2,781	¥(187)	¥4	¥2,850

	Millions of yen
	Year Ended March 31, 2023
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥2,850	¥0	¥0	¥(2,373)	¥3	¥480

Total	¥2,850	¥0	¥0	¥(2,373)	¥3	¥480

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets:
Valuation allowance
Year ended March 31, 2021	¥15,369	¥805	¥7,458	¥(2,487)	¥415	¥21,560
Year ended March 31, 2022	¥21,560	¥1,403	¥13,414	¥(2,445)	¥1,223	¥35,155
Year ended March 31, 2023	¥35,155	¥143	¥4,123	¥(2,814)	¥680	¥37,287

*1
The amount of deduction includes benefits recognized in earnings, expiration of loss carryforwards and sales of subsidiaries. The amounts of benefits recognized in earnings were ¥553 million in fiscal 2021, ¥1,742 million in fiscal 2022 and ¥1,465 million in fiscal 2023.

*2	The amount of other includes translation adjustment and the effect of changes in statutory tax rate.

F-15
4