Form 20-F
period 2024-03-31
ORIX CORP
filed 2024-06-27
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
As of March 31, 2024, 1,214,961,054 Shares were outstanding, including Shares that were represented by
4,845,777
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
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
The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2024 is referred to throughout this annual report as “fiscal 2024,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.
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

	Year ended March 31,
	2020	2021	2022	2023	2024

	(Millions of yen)
Income statement data* 1,2 :
Total revenues	¥2,283,000	¥2,292,357	¥2,508,043	¥2,663,659	¥2,814,361
Total expenses	2,010,648	2,033,884	2,215,160	2,327,736	2,453,648
Operating income	272,352	258,473	292,883	335,923	360,713
Equity in Net Income of Equity method investments	65,173	822	24,565	22,081	36,774
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	74,081	23,300	191,999	33,000	72,488
Bargain purchase gain	955	4,966	0	1,174	0
Income before income taxes	412,561	287,561	509,447	392,178	469,975
Net Income	306,724	196,814	322,853	296,933	338,587
Net income (loss) attributable to the noncontrolling interests	3,640	4,453	5,477	6,561	(7,682)
Net income (loss) attributable to the redeemable noncontrolling interests	384	(23)	0	32	137
Net income attributable to ORIX Corporation shareholders	302,700	192,384	317,376	290,340	346,132

	As of March 31,
	2020	2021	2022	2023	2024

	(Millions of yen, except number of shares)
Balance sheet data* 1,2 :
Net Investment in Leases* 3	¥1,080,964	¥1,029,518	¥1,057,973	¥1,087,563	¥1,155,023
Installment Loans* 3	3,779,697	3,705,660	3,899,503	3,905,026	3,958,814
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses* 4	(56,836)	0	0	0	0
Allowance for Credit Losses* 4	0	(79,995)	(71,415)	(65,373)	(58,110)
Investment in Operating Leases	1,400,001	1,408,189	1,463,202	1,537,178	1,868,574
Investment in Securities	2,186,896	2,578,023	2,761,698	2,852,378	3,263,079
Property under Facility Operations	562,485	491,855	561,846	620,994	689,573
Others	4,114,321	4,429,832	4,607,877	5,351,619	5,445,147

Total Assets	¥13,067,528	¥13,563,082	¥14,280,684	¥15,289,385	¥16,322,100

Short-term Debt, Long-term Debt and Deposits	¥6,847,889	¥7,041,887	¥7,142,843	¥7,964,864	¥8,446,306
Policy Liabilities and Policy Account Balances	1,591,475	1,822,422	1,912,698	1,832,057	1,892,510
Common Stock	221,111	221,111	221,111	221,111	221,111
Additional Paid-in Capital	257,638	259,361	260,479	233,169	233,457
ORIX Corporation Shareholders’ Equity	2,993,608	3,028,456	3,304,196	3,543,607	3,941,466
Number of Issued Shares	1,324,629,128	1,285,724,480	1,258,277,087	1,234,849,342	1,214,961,054
Number of Outstanding Shares* 5	1,254,471,656	1,217,338,316	1,193,399,778	1,170,305,869	1,151,485,206

	As of and for the Year Ended March 31,
	2020	2021	2022	2023	2024

	(Yen and dollars, except ratios and number of employees)
Key ratios (%)* 6 :
Return on ORIX Corporation shareholders’ equity (“ROE”)	10.3	6.4	10.0	8.5	9.2
Return on assets (“ROA”)	2.40	1.44	2.28	1.96	2.19
ORIX Corporation shareholders’ equity ratio	22.9	22.3	23.1	23.2	24.1
Allowance/net investment in leases and installment loans	1.2	0	0	0	0
Allowance for credit losses/net investment in leases and installment loans	0	1.7	1.4	1.3	1.1

Per share data and employees:
ORIX Corporation shareholders’ equity per share* 7	¥2,386.35	¥2,487.77	¥2,768.72	¥3,027.93	¥3,422.94
Basic earnings per share for net income attributable to ORIX Corporation shareholders	237.38	155.54	263.72	245.98	298.55
Diluted earnings per share for net income attributable to ORIX Corporation shareholders	237.17	155.39	263.42	245.65	298.05
Dividends applicable to fiscal year per share	76.00	78.00	85.60	85.60	98.60
Dividends applicable to fiscal year per share* 8	$0.71	$0.73	$0.70	$0.62	$0.66
Number of employees	31,233	33,153	32,235	34,737	33,807

* 1
Accounting Standards Update
2018-12
(“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter, “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 of “Item 18. Financial Statements.”

* 2
The presentation of equity method investment has been changed since fiscal 2024. As a result, certain line items presented in our consolidated balance sheets and consolidated statements of income for the previous fiscal years have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”

* 3
The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥111,430 million as of March 31, 2020. These sums included: (i) net investment in leases considered 90 days or more past due of ¥15,346 million as of March 31, 2020, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥10,264 million as of March 31, 2020, and (iii) installment loans individually evaluated for impairment of ¥85,820 million as of March 31, 2020. The sum of net investment in leases and installment loans considered non-performing
amounted to ¥107,771 million, ¥106,182 million, ¥98,851 million and ¥109,381 million as of March 31, 2021, 2022, 2023 and 2024, respectively. These sums included: (i) net investment in leases considered non-performing
of ¥18,925 million, ¥19,224 million, ¥16,841 million and ¥20,805 million as of March 31, 2021, 2022, 2023 and 2024, respectively,
(ii) non-performing
installment loans not individually assessed for credit losses of ¥28,181 million, ¥34,479 million, ¥33,706 million and ¥34,154 million as of March 31, 2021, 2022, 2023 and 2024, respectively, and
(iii) non-performing
installment loans individually assessed for credit losses of ¥60,665 million, ¥52,479 million, ¥48,304 million and ¥54,422 million as of March 31, 2021, 2022, 2023 and 2024, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2024 Compared to Year Ended March 31, 2023—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

* 4
Accounting Standards Update
2016-13
(“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) has been adopted since April 1, 2020, and the amounts of allowance for doubtful receivables on finance leases and probable loan losses have been reclassified to allowance for credit losses.

* 5
The Company’s shares held through the Board Incentive Plan Trust, which was established in July 2014 to provide shares at the time of retirement as compensation, are included in the number of treasury stock and excluded from the number of outstanding shares. The Board Incentive Plan Trust held 1,476,828 shares, 2,154,248 shares, 1,963,282 shares, 2,800,866 shares and 2,727,686 shares as of March 31, 2020, 2021, 2022, 2023 and 2024, respectively.

* 6
Return on ORIX Corporation shareholders’ equity is the ratio of net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances for the period. Return on assets is the ratio of net income attributable to ORIX Corporation shareholders for the period to average total assets based on fiscal year beginning and ending balances for the period. ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets. Allowance/net investment in leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on finance Leases and probable loan losses to the sum of net investment in leases and installment loans. Allowance for credit losses/net investment in leases and installment loans is the ratio as of the period end of the allowance for credit losses on net investment in leases and installment loans to the sum of net investment in leases and installment loans.

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
We conduct business operations in Japan and other areas of Asia, as well as in the Americas, Europe, Oceania and the Middle East. Our business is affected by general geopolitical, economic and financial conditions in these countries and regions. These conditions are affected by changes in various factors including, for example, wars and riots, changes in fiscal and monetary policies and trade and technology frictions among major trading partners, including the United States and China. Fluctuations or shifts in commodity market prices and consumer demand, trade disputes, political, social or economic instability in these countries and regions could also adversely affect our business activities, financial condition and results of operations. As for the Russia-Ukraine and Israel-Hamas conflicts, we do not expect a significant impact on our financial performance at this stage; though any resolution is uncertain and any long-term or indirect impact is difficult to predict.
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
Major physical risks of climate change may arise from a number of factors and relate to specific weather events or the gradual deterioration of environmental conditions. Consequences may include the possibility of a halt to, or reduction in, business operations owing to damage at our facilities and offices as well as an increase in operating or construction costs caused by rising temperatures. In addition, climate change could impact the value of our assets pledged as collateral, resulting in an increase in our credit costs.
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
For further information, see “Item 4. Information on the Company—Sustainability at ORIX and Our Initiatives.”
(5) Risk related to natural disasters and other calamities could impact our business
Unpredictable events such as earthquakes, storms, floods, tsunamis and other natural phenomena, extreme weather conditions, fires, pandemics, etc. may, among other things, cause unexpectedly large market changes or unanticipated deterioration of economic conditions in a country or a region, or cause major injuries to our personnel or damages to our facilities, equipment and other properties. As a result of such events, our business activities, financial condition and results of operations could be adversely affected.
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
(3) Fluctuations in market prices of stocks and bonds may adversely affect our business activities, financial condition and results of operations
We hold investments in shares of private and public company stock and corporate and government bonds in Japan and overseas. The market values of our investment assets are volatile and may fluctuate substantially in the future. A significant decline in the value of our investment assets could adversely affect our business activities, financial condition and results of operations.
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
7. Legal Risk
(1) We are subject to various laws and regulations in Japan and overseas that may affect our business
Our businesses and employees are subject to domestic and international laws, as well as regulatory oversight by government authorities that implement those laws, relating to the various sectors in which we operate and to our business operations generally. These include laws and regulations applicable to specific businesses and industries, such as moneylending, financial instruments exchange, construction, real estate transactions, hotels, insurance, banking and trust services, as well as laws applicable more generally, such as laws and regulations on antitrust, personal data protection, anti-money laundering and anti-bribery and those applicable due to our public listing in Japan and the United States.
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
8. Information / Cybersecurity Risk and IT Risk
(1) Risks relating to loss, theft, damage or leakage of information
We maintain various information such as customer information including information on individuals, accounting information and personnel information. If information is lost, stolen, damaged, or leaked due to cyber attacks or other unauthorized acts, the ORIX Group may be subject to governmental investigation, litigation or other proceedings in connection with potential violations of applicable data protection laws and regulations, such as the Act on the Protection of Personal Information of Japan and the General Data Protection Regulation adopted in the EU, and may be sued for damages.
(2) The impact of cybersecurity attacks or breaches on our information systems and our business generally
We utilize information systems for managing customer information and financial transactions and for business operations, and in using these diverse information systems, the Company is connected via external networks to organizations within the Group, as well as to employees working remotely from home and subcontractors. Cyber attacks on these information systems or information networks, or other forms of cyber-terrorism could have adverse effects on our operations, by causing, for example, the suspension of certain products or services we provide to our customers or other interruptions of our business activities. In addition to direct impacts of an attack on a given information system, an attack may also result in widespread impacts throughout the network, which could have a negative impact on the ORIX Group’s business activities and reputation.
Cybersecurity risks and the frequency and sophistication of cyber attacks have significantly increased in recent years. In particular, geopolitical tensions, including those resulting from the Russia-Ukraine and Israel-Hamas conflicts, may also increase the risk of cyber attacks, including cyber attacks by state actors or others in retaliation against the sanctions imposed by the international community, as well as cyber attacks by other actors seeking to take advantage of the ongoing conflict. In addition, we also face indirect cybersecurity risks relating to our customers and other third parties, including counterparties in the financial services industry. For example, vulnerabilities in third-party technology systems may increase the risk that our information systems are exposed to cyber attacks. This may result in significant costs to restore business operations, or regulatory sanctions for violations of relevant laws and regulations, or the potential for damages judgments, which may have a negative impact on our reputation.
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
9. Operational Risk and Other Risks
(1) Operational Risk
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
For further information about our initiatives related to human resources strategy, see “Item 4. Information on the Company—Sustainability at ORIX and Our Initiatives.”
(4) Our internal control over financial reporting in future periods may be found insufficient
We have established and assessed our internal control over financial reporting in a manner intended to ensure compliance with the requirements of various laws and regulations. However, in such cases as unpredictable problems should occur, the evaluation process of our internal control over financial reporting may be partially unfulfilled, or such problems may cause us to report the presence of material deficiencies in our internal control, which could cause a loss of investor confidence in the reliability of our financial statements and cause our share price to fall. As a result, our business activities, financial condition, results of operations and reputation may be adversely affected.
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
CORPORATE HISTORY
ORIX was established in April 1964 in Osaka, Japan as Orient Leasing Co., Ltd. by three trading companies and five banks that included Nichimen Corporation, Nissho Corporation and Iwai Corporation (presently Sojitz Corporation), the Sanwa Bank (presently The Bank of Mitsubishi UFJ, Ltd.), Toyo Trust & Banking (presently Mitsubishi UFJ Trust and Banking Corporation), the Industrial Bank of Japan and Nippon Kangyo Bank (presently Mizuho Bank, Ltd.), and the Bank of Kobe (presently Sumitomo Mitsui Banking Corporation).
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
ORIX set up a number of specialized leasing companies to tap new market potential, starting with the establishment of Orient Auto Leasing Corporation (presently ORIX Auto Corporation) in 1973 and Orient Instrument Rentals Corporation (presently ORIX Rentec Corporation), Japan’s first electric measuring equipment rental company, in 1976. With the establishment of the credit company Family Consumer Credit Corporation (presently ORIX Credit Corporation (“ORIX Credit”), concentrating on card loans) in 1979, ORIX began to move into the retail market by offering financing services to individuals.
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
We managed ORIX Credit over a continuous three-year period jointly with Sumitomo Mitsui Banking Corporation pursuant to an alliance established in July 2009. In June 2012, ORIX purchased all the shares of ORIX Credit, making ORIX Credit a wholly-owned subsidiary of ORIX.
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
In March 2024, ORIX sold 66% of the shares of ORIX Credit to NTT DoCoMo, Inc.

STRATEGY
Operating Environment
During fiscal 2024, the business environment was highly fluid due to the geopolitical tensions stemming from the Russia-Ukraine conflict and the Israel-Hamas conflict, high energy prices, high interest rates in the United States and Europe, and economic recession in China. On the other hand, the negative impacts from the
COVID-19
pandemic have largely receded, with the return of inbound tourists to Japan and the reclassification of COVID 19 in Japan as a “Class 5” disease under the Infectious Diseases Control Law. In this environment, the Car Rental, Hotel Management, Aircraft Leasing, Airport Concession and Life Insurance businesses have been recovering from the impact of the COVID 19 pandemic due to the contribution of strong inbound demand. ORIX Group needed to exercise caution in managing the ORIX USA segment due to a downturn in M&A activity caused by higher U.S. interest rates and credit costs.
In the future, we expect financial markets to normalize in Japan due to the Bank of Japan’s decision to end its negative interest rates, but there has been continuing uncertainty about the U.S. financial market due to remaining geopolitical risks, developments in monetary policy in the United States and Europe, and the U.S. presidential election. Considering these circumstances, ORIX Group is mindful of changes in the business conditions of its clients and investments, in particular in the ORIX USA segment.
Target Performance Indicators
In its pursuit of sustainable growth, ORIX Group uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability and ROE to indicate capital efficiency. We believe that these performance indicators are important to improve ORIX’s price book-value ratio.
Three year trends in performance indicators are as follows.

			As of March 31,
			2022	2023	2024
Net income attributable to ORIX Corporation shareholders	(Millions of yen	)	¥317,376	¥290,340	¥346,132
ROE* 1	(%)		10.0	8.5	9.2

* 1	ROE is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances.
* 2
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 of “Item 18. Financial Statements.”

Major Corporate Agenda
We are making various efforts to achieve sustainable growth as follows.
Promote Sustainability: A sustainability mindset has become fundamental to the growth and survival of companies amid constantly shifting economic, social, and environmental operating conditions. Based on this thinking, ORIX strives to accurately identify and assess the risks and opportunities arising from these economic, social, and environmental changes so that we may work with our stakeholders to contribute to the economic development and sustainable growth of the global community. Specifically, as part of our efforts to respond to the various material social and environmental issues we identified in November 2021, each business unit has been executing its own unique sustainability strategy reflecting the particular contributions it can make through its own industry area and business activities and the corporate function units have been strengthening our sustainability-related employee outreach and education, information disclosure, and policies.

Enhance risk management: We are formulating risk management policies and standards necessary for ORIX Group to achieve its management strategy and are creating mechanisms to continuously improve the effectiveness of structures and internal control systems for that purpose. In addition, we are making ongoing efforts to develop and enhance systems that can appropriately identify, evaluate, control, and manage risks.
Strengthen information security and promote digital transformation: We are promoting business process re-engineering
through digital transformation and implementing measures for the security control of digitized management information. As a next step, we are considering effective uses for our extensive transactional data accumulated over the years, leveraging information technology to expand existing businesses and launch new ones.
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
The Sustainability Committee is responsible for sustainability at the corporate level. The Sustainability Committee implements
ESG-related
material issues and key goals Group-wide. It formulates strategic approaches, KPIs, and action protocols, and the results of its deliberations are reported to and approved by the Board of Directors. The Group CEO serves as chairperson for the committee. Committee members include those in charge of business segments directly related to ESG, and the committee is configured flexibly so other stakeholders can participate as necessary depending on the topic/agenda. Roles of the Sustainability Committee include:

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

In our current Compensation Policy for Executive Officers (including those who concurrently serve as directors), the status of ESG initiatives has been added to the qualitative evaluation items for determining annual bonuses from the fiscal year ended March 31, 2022. In addition, progress of the key
ESG-related
goals for the ORIX Group has been added as a quantitative evaluation item for the President, Senior Managing Executive Officers, and Managing Executive Officers beginning in the fiscal year ended March 31, 2024. The objective is to have directors and officers set an example by considering the impact of the efforts of each division on the environment, economy, and society in conducting corporate initiatives from a mid-
to long-term perspective.
The Investment and Credit Committee (“ICC”) deliberates on individual investing and lending transactions. The chairperson is the Group CEO, and the members are executive officers and others appointed by the Group CEO. ORIX formulated its ORIX Sustainable Investing and Lending Policy with the mission of implementing sustainable investing and lending. Based on this policy, potential investing and lending transactions submitted to the ICC go through screening from an ESG perspective using our Sustainable Investing and Lending Checklist, a proprietary ORIX checklist based on international sustainability guidelines. The ICC decides whether to approve the project after consideration of the potential environmental and social effects of each individual transaction. The ICC considers the content and importance of the matters deliberated, and reports to the Board of Directors as necessary.
2. Strategy
In order to realize a sustainable society and achieve sustainable growth for ORIX, in November 2021 we set forth issues that we perceive as material in the fields of environment, society, and governance. We have positioned these issues as a mid-
to long-term mission and are working on these issues at the corporate and business unit levels.

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

ii.
Share a common and agreed respect for fundamental human rights with all of our stakeholders such as support for the UN Universal Declaration of Human Rights, worker health and safety, diversity, equity and inclusion and non-discrimination.

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
Our Sustainable Investing and Lending Policy stipulates prohibited transactions, and excludes transactions with companies with human rights concerns and transactions related to specific sectors and business activities. For individual investment and loan projects, ORIX evaluates the project from an ESG perspective using our Sustainable Investing and Lending Checklist. We continue to monitor important ESG risks even after project execution.
We have also established a human rights policy as a guideline for promoting efforts to respect human rights. In April 2024, the ORIX Group revised this policy, expanding the scope of human rights from “its own employees and business partners” to include “suppliers and local communities,” and clarifying its policies on education and training, relief measures, disclosure, and other areas.
In addition, as disclosed in our UK Modern Slavery Act Statement, we review the risk profile of the different sectors and geographies in which we operate, maintain reporting mechanisms to encourage reporting of misconduct, and train our employees.
Regarding environmental issues, we have established an environmental policy and promote solutions to environmental and energy problems, compliance with laws and regulations, and information disclosure. In February 2024, this policy was revised to reflect the progress of those solutions.
Regarding compliance and information security, we have established systems and internal regulations that cover the entire company, and we also conduct regular training for employees.
For employees, we conduct ORIX Group Employee Engagement Surveys. Results are used to identify trends in employee engagement and the degree to which the “ORIX Group Purpose & Culture” has penetrated the organization. They are also utilized as a reference for deciding human resources measures for the ORIX Group or for verifying the effectiveness of current measures.

4. Metrics and Goals
In November 2021, we established certain key sustainability goals relating specifically to ratio of outside directors, ratio of female directors, ratio of female management positions, reduction of GHG (CO
2
) emissions, reduction of investment and credit balance in GHG (CO
2
) emitting industries*, in order to link material issues to concrete actions.
* Refers to fossil fuel mining, palm oil plantations, and forestry financed by ORIX Group overseas subsidiaries.
Addressing Climate Change
ORIX is actively promoting initiatives to reduce risks to the company and society due to climate change and the transition to a decarbonized society. Responses to climate change are being addressed both at the corporate level (Group-wide) and at the business unit level.
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
2. Strategy
We conduct scenario analysis* for business units that are most affected by the risks and opportunities related to the physical and transition aspects of climate change. We then analyze the expected impact and reflect it in our Group-wide strategies and strategies for each business unit. The expected impact of the risks and opportunities is as follows.

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

*Scenario analysis predicts how the business environment will change due to the physical impacts of climate change (“physical risks and opportunities”) and changes to government policy and consumer behavior (“transitions risks and opportunities”). ORIX has two scenarios: a 4°C scenario (average global temperature at the end of the 21st century is about 4°C higher than preindustrial levels) and a 1.5°C scenario (average global temperature increase at the end of this century can be kept at 1.5°C compared to pre-industrial
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
4 Metrics and Goals
ORIX’s Scope 1 and 2 GHG (CO
2
) emissions in the fiscal year ended March 31, 2023 were 1,121 thousand tons. Compared to the baseline emissions of 1,266 thousand tons in the fiscal year ended March 31, 2020, this was a decrease of 145 thousand tons (decrease of about 11.5%). Emissions from the two coal biomass co-fired
power plants amounted to 793 thousand tons, accounting for 70.7% of the total. Currently, we are working to reduce CO
2
emissions compared to coal-fired power plants of the same class by using approximately 35% biomass fuel for co-firing.
Addressing Human Capital
1. Strategy
People are ORIX’s most important asset. It is our belief that hiring talent of varying nationalities, ages, genders, and work experience is the key to blending diverse values and skills in addition to creating new value through flexible thinking, which is the backbone of ORIX’s growth. ORIX’s human resources strategy centers around building a rewarding work environment where diverse talent can maximize their individual knowledge and expertise.
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
Women’s success in the workplace
Taking the lead in women’s active participation in the workplace from a very early stage, ORIX began recruiting female university graduates for comprehensive work positions in 1982 before the enforcement of Japan’s Equal Employment Opportunity Law in 1986. We actively expand systems that provide support to help our female employees navigate various life events after they join the Group and have been enhancing career development support so women can maximize their capabilities, expand their roles, and advance their careers. ORIX is supporting the enhancement of work environments to enable employees to work in ways that accommodate life events while maximizing their abilities and expertise, thereby encouraging a balance between work and personal life.
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
At the same time, ORIX supports the growth of employees by providing them with opportunities and an environment that enables them to make their own career choices by supplying practical information to help chart their mid-
to long-term careers as well as opportunities to acquire skills in new fields. Specifically, through systems such as the internal intern system—where employees can work in a different department of their choice for a designated period of time—and the career challenge system which allows employees to make a direct appeal to a department to which they wish to be transferred, ORIX allows employees to encounter and experience various work environments and jobs while remaining within the company and leads to increased employee motivation, active challenges and autonomous career development. In addition, the “ Self-application system,” which allows employees to directly state to the human resources department where they wish to transfer, is available for all employees once a year, and is used as a great opportunity to think about their own careers.
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
As of the end of March 2024, the ratio of female managers in the ORIX Group was 31.7% for ORIX on a non-consolidated
basis and 27.2% for 9 Group companies in Japan.
* The 9 Group Companies in Japan (ORIX Corporation, ORIX Auto Corporation, ORIX Rentec Corporation, ORIX Asset Management & Loan Services Corporation, ORIX Real Estate Corporation, ORIX Environmental Resources Management Corporation, ORIX Life Insurance Corporation, ORIX Bank Corporation and ORIX Computer Systems Corporation) jointly operate as part of the ORIX Group’s personnel strategy and personnel systems.
PROFILE OF BUSINESS BY SEGMENT
For a discussion of the basis for the breakdown of segments, see Note 32 of “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for fiscal 2022, 2023 and 2024.
Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for fiscal 2022 have been retrospectively reclassified.
Since April 1, 2023, segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for fiscal 2022 and 2023 have been retrospectively reclassified.
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective approach. As a result of the adoption of LDTI, Insurance segment data for fiscal 2022 and 2023 have been retrospectively adjusted. For further information, see Note 1 of “Item 18. Financial Statements.”

The presentation of equity method investment has been changed since fiscal 2024. As a result, segment data for fiscal 2022 and 2023 have been retrospectively reclassified. For further information, see Note 1 of “Item 18. Financial Statements.”

	Years ended March 31,
	2022	2023	2024

	(Millions of yen)
Corporate Financial Services and Maintenance Leasing	¥241,450	¥75,025	¥81,195
Real Estate	32,021	51,578	65,835
PE Investment and Concession	(11,642)	2,837	43,378
Environment and Energy	997	32,960	29,898
Insurance	57,861	62,990	70,034
Banking and Credit	41,498	37,610	96,744
Aircraft and Ships	(2,319)	18,583	26,773
ORIX USA	75,235	49,021	17,337
ORIX Europe	49,334	40,675	28,619
Asia and Australia	51,621	34,952	34,339

Total segment profits	536,056	406,231	494,152

Difference between segment total and consolidated amounts	(26,609)	(14,053)	(24,177)

Total Consolidated Amounts	¥509,447	¥392,178	¥469,975

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
An overview of operations, operating environment and operating strategy for each of the ten segments follows. However, the operating strategy of each business may change in the future due to macroeconomic and other developments, for example those relating to the Russia/Ukraine conflict, supply chain issues and inflation, and the impact of market volatility and potential economic or geopolitical instability around the world.
Corporate Financial Services and Maintenance Leasing
This segment is involved in finance and fee business; leasing and rental of automobiles, electronic measuring instruments, and
ICT-related
equipment.
In corporate financial services, we are engaged in financial businesses with a focus on profitability, and fee businesses by providing life insurance and environment and energy-related products and services to domestic small and medium-sized
enterprise customers, as well as business succession support and M&A broking. In the automobile-related businesses, we aim to increase market share in small and medium-sized
enterprises and individual customers, as well as large corporate customers by enhancing our competitive advantages stemming from our industry-leading number of fleets under management and one-stop
automobile-related services. In the rental business operated by ORIX Rentec Corporation, we are not only providing electronic measuring instruments and
ICT-related
equipment lending, but we are also developing new services relating to robots, 3D printing, etc.

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
In the private equity business, we aim to enhance the corporate value of investees and to earn sustainable gains on sales through rebalancing our portfolio. We aim to expand investment in focused industries and increase value through rollups and alliances with existing investees as a starting point. At the same time, we seek business opportunities created by changes in the industrial structure and explore diversified investment methods. In the concession business, we aim to strengthen our operations in the three airports in Kansai (Kansai International Airport, Osaka International Airport and Kobe Airport), and proactively engage in the operation of public infrastructures other than airports.
Environment and Energy
This segment consists of domestic and overseas renewable energy, electric power retailing, ESCO services, sales of solar panels, and recycling and waste management.
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
Our overseas subsidiaries are primarily engaged in financial services such as leasing and lending based on business practices and laws and regulations that vary from region to region and also invest in private equity in Asian countries, particularly in China. We will further enhance the functions of our overseas subsidiaries and further invest in targeted markets in order to expand our business with an emphasis on profitability.

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

	As of March 31, 2024
	Book Value* 1	Land Space* 2
	(Millions of yen)	(Thousands of m²)
Office building (Tachikawa, Tokyo)	¥11,080	2
Office building (Shiba, Minato-ku, Tokyo)	30,878	2
Office building (Osaka, Osaka)	9,056	2
Coal-biomass co-fired power plants (Kitakyushu, Fukuoka)	13,345	37
Coal-biomass co-fired power plants (Soma, Fukushima)	18,576	63
Solar power station (Tsu, Mie)	10,731	1,193
Solar power station (Niigata, Niigata)	10,675	251
Solar power station (Tomakomai, Hokkaido)	8,930	—
Hotel (Beppu, Oita)* 3	39,928	166
Hotel (Kanazawa, Ishikawa)	9,241	2

* 1	Right-of-use assets (hereinafter, “ROU assets”) are included in the book value.
* 2	Land space is provided only for those facilities where we own the land.
* 3	Book value of hotel (Beppu, Oita) includes advances for property under facility operations of ¥2,462 million.
Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.
We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥248,458 million as of March 31, 2024.

As of March 31, 2024, the acquisition cost of equipment we held for operating leases amounted to ¥2,666,119 million, consisting of ¥1,892,410 million of transportation equipment, ¥377,195 million of measuring and information-related equipment, ¥308,989 million of real estate and ¥87,525 million of others, before accumulated depreciation. Accumulated depreciation on equipment held for operating leases was ¥936,001 million. We also recognized ¥87,359 million of ROU assets of operating leases, ¥54,230 million of accrued rental receivables and ¥(3,133) million of allowance for doubtful receivables on operating leases as of the same date.
As of March 31, 2024, we have no plans for construction of significant new office facilities, property under facility operations and operating lease equipment and property.
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
Insurance
” below.
Leasing and rental businesses generally do not require registration or licenses. However, the renting of automobiles (operation of a car rental business) and car-sharing
business is subject to licensing by the Minister of the Ministry of Land, Infrastructure Transport and Tourism (“MLIT”). In addition, the leasing or renting of some types of goods may require compliance with regulations that specify reporting or notification obligations based on certain characteristics of the goods.
2. Real Estate
While it is unnecessary for a company to obtain a license to become a real estate developer, there are various regulations that apply to real estate activities. Certain of our group companies have obtained Construction Business Licenses from MLIT for constructing buildings and conducting interior finishing work. Furthermore, ORIX and certain of our group companies, including ORIX Real Estate Corporation and DAIKYO, are required to be licensed by MLIT or relevant prefectural governors under the Building Lots and Buildings Transaction Business Act to engage in activities such as the buying and selling land and buildings in Japan, and their operations are regulated by such laws, including the maintenance of registered real estate transaction managers on staff and the duty to provide and deliver material information to counterparties.
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
8. ORIX USA
Certain of our businesses in our ORIX USA segment are subject to extensive regulation in the United States. Certain subsidiaries of ORIX Corporation USA manage private investments, collateralized loan obligations and separately managed accounts and are registered as investment advisers with the SEC under the U.S. Investment Advisers Act of 1940, as amended (“Advisers Act”) and are subject to the requirements and regulations of the Advisers Act. Such requirements relate to, among other things, fiduciary duties to advisory clients, maintaining an effective compliance program and code of ethics, operational and marketing requirements, recordkeeping and reporting requirements, disclosure obligations and general anti-fraud prohibitions.
Lument Securities, a wholly owned subsidiary of ORIX Corporation USA, through which we conduct an investment banking, private placement and municipal securities business, is registered as a broker-dealer with the SEC and the Financial Industry Regulatory Authority (“FINRA”). Lument Securities is a municipal securities dealer registered with the SEC and the Municipal Securities Rulemaking Board (“MSRB”), and hence is subject to regulation and oversight by the SEC, FINRA, and the MSRB. Lument Securities is registered as a broker-dealer in 53 U.S. jurisdictions, and as a result is a member of and is subject to regulation by FINRA, a self-regulatory organization subject to oversight by the SEC that adopts and enforces rules governing the conduct, and examines the activities, of its member firms. State securities regulators also have regulatory oversight authority over Lument Securities. Broker-dealers are subject to regulations that cover all aspects of the securities business, including, among others, the implementation of a supervisory control system over the securities business, advertising and sales practices, conduct of and compensation in connection with public securities offerings, maintenance of adequate net capital, record keeping and the conduct and qualifications of employees.
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
responsibility of the

property resides with a third party property level general partner, who in addition to directing the agent that manages the property, has responsibility for compliance with applicable laws and regulations. As the general partner of the investment fund which invests as a limited partner in the property level partnership, Boston Financial monitors such compliance on behalf of the fund. In addition to LIHTC, certain Boston Financial sponsored investment funds invest in affordable housing with a social sustainability focus. These investments share a similar structure to the LIHTC investments, but do not involve tax credits.
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
Dutch-regulated subsidiaries of OCE are subject to European financial supervisory regulation, including, amongst others and as the case may be, the Alternative Investment Fund Managers Directive, the Undertakings for Collective Investment in Transferable Securities (“UCITS”) Directive, the Markets in Financial Instruments Directive, the European Market Infrastructure Regulation, the Market Abuse Regulation, the 5th Anti-Money Laundering Directive, the Benchmark Regulation, the Securities Financing Transactions Regulation and the Shareholder Rights Directive II. A Swiss regulated subsidiary of OCE is subject to the Swiss equivalent of these financial supervisory regulations (such as the Federal Act on Collective Investment Schemes, the Federal Ordinance on Collective Investment Schemes, the FINMA Collective Investment Schemes Ordinance, the Financial Services Act, the Financial Institutions Act, the Anti-Money Laundering Act, the Anti-Money Laundering Ordinance, the FINMA Anti-Money Laundering Ordinance).
UK-regulated
subsidiaries of OCE are subject to the UK FCA Conduct of Business Sourcebook. U.S.-regulated subsidiaries of OCE are subject to regulation, primarily at the federal level, by, as the case may be, the SEC, Department of Labor, Federal Reserve, Office of the Comptroller of the Currency, FINRA, National Futures Association (“NFA”), Department of Justice, Commodity Futures Trading Commission (“CFTC”) and New Hampshire Banking Department (“NHBD”), as well as being subject to the Advisers Act.
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

Boston Partners Global Investors, Inc. (“Boston Partners”) is a subsidiary of OCE and registered with the SEC as an investment adviser. Boston Partners is also a member of the NFA and is registered as a commodity pool operator and as a commodity trading adviser with the CFTC. Furthermore, Boston Partners is registered with the FSC. Certain subsidiaries of Boston Partners located in the United States and the United Kingdom are also registered with the SEC, New Hampshire Banking Department (“NHBD”), FINRA, the Ontario Securities Commission (“OSC”) and the FCA.
Harbor Capital Advisors, Inc. (“Harbor”) is a subsidiary of OCE and is registered with the SEC as an investment adviser. Harbor is also a member of the NFA and is registered as a commodity pool operator with the CFTC. Certain subsidiaries of Harbor are registered with the SEC, NHBD and a member of FINRA.
Gravis Capital Management Ltd (“Gravis”) is a UK asset manager and is authorized as a full-scope UK AIFM by the FCA.
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
The issuer ratings (or counterparty ratings) that the ORIX Group has obtained from rating agencies as of the filing date of this annual report are “BBB+” for S&P Global Ratings Japan, “A3” for Moody’s Investors Service,
“A-”
for Fitch Ratings Japan, “AA” for Rating and Investment Information, Inc. (R&I), and “AA” for Japan Credit Rating Agency, Ltd. (JCR).
Major Use of funding
The ORIX Group’s major uses of funding include purchases of leased assets, such as office equipment, automobiles, ICT equipment, measuring equipment, real estate, and aircraft, origination of loans, purchases of investment securities, purchases of business assets, and investment in companies.
Results Overview
In fiscal 2024, net income attributable to ORIX corporation shareholders increased 19% to ¥346.1 billion compared to fiscal 2023. For fiscal 2024, ROE was 9.2%.

Total segment profits in fiscal 2024 increased 22% to ¥494.2 billion to compared to fiscal 2023 due to an increase in segment profit in Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Insurance, Banking and Credit, Aircraft and Ships, despite a decrease in segment profit in Environment and Energy, ORIX USA, ORIX Europe, and Asia and Australia. The summary of the main factors behind the consolidated business results for fiscal 2024 is included in “Item 5. Operating and Financial Review and Prospects—The Fiscal Year vs Last Fiscal Year” in this annual report.
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
Services expense is directly associated with the sales and revenues separately reported within services income. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating Income.” We similarly view the provision for credit losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2024 Compared to Year Ended March 31, 2023” and “Year Ended March 31, 2023 Compared to Year Ended March 31, 2022.”
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

YEAR ENDED MARCH 31, 2024 COMPARED TO YEAR ENDED MARCH 31, 2023
Performance Summary
Financial Results

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except ratios, per Share data and percentages)
Total revenues	¥2,663,659	¥2,814,361	¥150,702	6
Total expenses	2,327,736	2,453,648	125,912	5
Income before Income Taxes	392,178	469,975	77,797	20
Net Income Attributable to ORIX Corporation Shareholders	290,340	346,132	55,792	19
Earnings per Share (Basic)	245.98	298.55	52.57	21
(Diluted)	245.65	298.05	52.40	21
ROE*1	8.5	9.2	0.7	—
ROA*2	1.96	2.19	0.23	—

* 1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
* 2	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.
* 3
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 of “Item 18. Financial Statements.”

* 4
The presentation of equity method investment has been changed since fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the previous fiscal years have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”

Total revenues for fiscal 2024 increased 6% to ¥2,814,361 million compared to fiscal 2023 due to increases in life insurance premiums and related investment income, services income, operating lease revenues and finance revenues despite a decrease in sales of goods and real estate.
Total expenses for fiscal 2024 increased 5% to ¥2,453,648 million compared to fiscal 2023 due to increases in selling, general and administrative expenses, interest expense and life insurance costs despite decreases in costs of goods and real estate sold and services expense.
Equity in net income of equity method investments for fiscal 2024 increased by ¥14,693 million to ¥36,774 million compared to fiscal 2023 and gains on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2024 increased by ¥39,488 million to ¥72,488 million compared to fiscal 2023.
Due to the above results, income before income taxes for fiscal 2024 increased 20% to ¥469,975 million compared to fiscal 2023 and net income attributable to ORIX Corporation shareholders increased 19% to ¥346,132 million compared to fiscal 2023.

Balance Sheet data

	As of March 31,				Change
	2023		2024		Amount		Percent (%)

	(Millions of yen except ratios, per share and percentages)
Total Assets	¥15,289,385		¥16,322,100		¥1,032,715		7
(Segment assets)	12,595,988		13,850,946		1,254,958		10
Total Liabilities	11,674,118		12,297,490		623,372		5
(Short-term and Long-term debt)	5,718,519		6,200,471		481,952		8
(Deposits)	2,246,345		2,245,835		(510)		(0)
ORIX Corporation Shareholders’ Equity	3,543,607		3,941,466		397,859		11
ORIX Corporation Shareholders’ Equity per share	3,027.93		3,422.94		395.01		13
ORIX Corporation Shareholders’ Equity ratio *1	23.2%		24.1%		0.9%		—
D/E ratio (Debt-to-equity ratio) (Short-term and Long-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	1.6	x	1.6	x	—	x	—

* 1	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.
* 2
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 of “Item 18. Financial Statements.”

Total assets increased 7% to ¥16,322,100 million compared to the balance as of March 31, 2023 due to increases in investment in securities, investment in operating leases and equity method investments despite a decrease in cash and cash equivalents. In addition, segment assets increased 10% to ¥13,850,946 million compared to the balance as of March 31, 2023.
Total liabilities increased 5% to ¥12,297,490 million compared to the balance as of March 31, 2023 due to increases in long-term debt and current and deferred income taxes.
Shareholders’ equity increased 11% to ¥3,941,466 million compared to the balance as of March 31, 2023.
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
Financial information about the operating segments reported below is that which is available by segment and regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance. The chief operating decision maker evaluates the performance of the segments based on the amount equivalent to income before income taxes, net income attributable to noncontrolling interests and net income attributable to redeemable noncontrolling interests before applicable tax effect. Tax expenses are excluded from the segment profits.

Since April 1, 2023, segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for fiscal 2023 has been retrospectively reclassified.
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective approach. As a result of the adoption of LDTI, Insurance segment data for fiscal 2023 has been retrospectively adjusted. For further information, see Note 1 of “Item 18. Financial Statements.”
The presentation of equity method investment has been changed since fiscal 2024. As a result, segment data for fiscal 2023 has been retrospectively reclassified. For further information, see Note 1 of “Item 18. Financial Statements.”
For a description of the business activities of our segments, see “Item 4. Information on the Company—Business Segments.” See Note 32 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services and Maintenance Leasing	¥429,897	¥444,959	¥15,062	4
Real Estate	418,736	471,692	52,956	13
PE Investment and Concession	376,322	379,168	2,846	1
Environment and Energy	215,770	165,598	(50,172)	(23)
Insurance	499,487	563,869	64,382	13
Banking and Credit	84,774	88,574	3,800	4
Aircraft and Ships	54,665	65,191	10,526	19
ORIX USA	185,889	173,426	(12,463)	(7)
ORIX Europe	207,292	227,151	19,859	10
Asia and Australia	188,432	225,293	36,861	20

Segment Total	2,661,264	2,804,921	143,657	5

Difference between Segment Total and Consolidated Amounts	2,395	9,440	7,045	294

Consolidated Amounts	¥2,663,659	¥2,814,361	¥150,702	6

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services and Maintenance Leasing	¥75,025	¥81,195	¥6,170	8
Real Estate	51,578	65,835	14,257	28
PE Investment and Concession	2,837	43,378	40,541	—
Environment and Energy	32,960	29,898	(3,062)	(9)
Insurance	62,990	70,034	7,044	11
Banking and Credit	37,610	96,744	59,134	157
Aircraft and Ships	18,583	26,773	8,190	44
ORIX USA	49,021	17,337	(31,684)	(65)
ORIX Europe	40,675	28,619	(12,056)	(30)
Asia and Australia	34,952	34,339	(613)	(2)

Segment Total	406,231	494,152	87,921	22

Difference between Segment Total and Consolidated Amounts	(14,053)	(24,177)	(10,124)	—

Consolidated Amounts	¥392,178	¥469,975	¥77,797	20

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services and Maintenance Leasing	¥1,514,070	¥1,552,322	¥38,252	3
Real Estate	935,027	994,115	59,088	6
PE Investment and Concession	605,471	772,834	167,363	28
Environment and Energy	773,617	847,049	73,432	9
Insurance	2,050,412	2,309,357	258,945	13
Banking and Credit	2,698,747	2,733,021	34,274	1
Aircraft and Ships	742,890	1,058,435	315,545	42
ORIX USA	1,462,717	1,537,025	74,308	5
ORIX Europe	417,941	459,248	41,307	10
Asia and Australia	1,395,096	1,587,540	192,444	14

Segment Total	12,595,988	13,850,946	1,254,958	10

Difference between Segment Total and Consolidated Amounts	2,693,397	2,471,154	(222,243)	(8)

Consolidated Amounts	¥15,289,385	¥16,322,100	¥1,032,715	7

Corporate Financial Services and Maintenance Leasing
Segment profits increased 8% to ¥81,195 million compared to fiscal 2023 due to an increase in gains on investment securities and dividends and an increase in services income, despite an increase in selling, general and administrative expenses.
Segment assets increased 3% to ¥1,552,322 million compared to the end of fiscal 2023 due to an increase in investment in operating leases and an increase in installment loans.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥60,133	¥61,428	¥1,295	2
Gains on investment securities and dividends	(519)	2,626	3,145	—
Operating leases	258,385	266,871	8,486	3
Sales of goods and real estate	5,356	3,934	(1,422)	(27)
Services income	106,542	110,100	3,558	3

Total Segment Revenues	429,897	444,959	15,062	4

Interest expense	6,375	7,467	1,092	17
Costs of operating leases	186,989	192,850	5,861	3
Costs of goods and real estate sold	3,988	3,234	(754)	(19)
Services expense	58,103	58,896	793	1
Selling, general and administrative expenses	83,811	88,621	4,810	6
Provision for credit losses, and write-downs of long-lived assets and securities	1,107	960	(147)	(13)
Other	17,275	14,896	(2,379)	(14)

Total Segment Expenses	357,648	366,924	9,276	3

Equity in Net income (Loss) of equity method investments and others	2,776	3,160	384	14

Segment Profits	¥75,025	¥81,195	¥6,170	8

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥566,010	¥567,735	¥1,725	0
Installment loans	338,361	346,840	8,479	3
Investment in operating leases	511,184	535,655	24,471	5
Investment in securities	34,270	36,683	2,413	7
Property under facility operations	18,908	17,404	(1,504)	(8)
Inventories	1,104	928	(176)	(16)
Advances for finance lease and operating lease	1,566	3,400	1,834	117
Equity method investments	13,416	14,984	1,568	12
Goodwill, intangible assets acquired in business combinations	29,251	28,693	(558)	(2)

Total Segment Assets	¥1,514,070	¥1,552,322	¥38,252	3

Real Estate
Segment profits increased 28% to ¥65,835 million compared to fiscal 2023 due to an increase in services income from operating facilities.
Segment assets increased 6% to ¥994,115 million compared to the end of fiscal 2023 due to an increase in inventories.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥5,562	¥6,134	¥572	10
Operating leases	55,544	50,205	(5,339)	(10)
Sales of goods and real estate	96,030	111,013	14,983	16
Services income	261,843	303,483	41,640	16
Other	(243)	857	1,100	—

Total Segment Revenues	418,736	471,692	52,956	13

Interest expense	3,367	4,236	869	26
Costs of operating leases	24,895	24,972	77	0
Costs of goods and real estate sold	80,586	90,931	10,345	13
Services expense	230,136	248,195	18,059	8
Selling, general and administrative expenses	36,643	41,542	4,899	13
Provision for credit losses, and write-downs of long-lived assets and securities	1,785	1,285	(500)	(28)
Other	(627)	722	1,349	—

Total Segment Expenses	376,785	411,883	35,098	9

Equity in Net income (Loss) of equity method investments and others	9,627	6,026	(3,601)	(37)

Segment Profits	¥51,578	¥65,835	¥14,257	28

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥57,587	¥51,978	¥(5,609)	(10)
Installment loans	0	52	52	—
Investment in operating leases	302,698	278,191	(24,507)	(8)
Investment in securities	3,894	4,036	142	4
Property under facility operations	170,425	165,387	(5,038)	(3)
Inventories	108,789	174,990	66,201	61
Advances for finance lease and operating lease	112,973	114,649	1,676	1
Equity method investments	117,040	143,751	26,711	23
Advances for property under facility operations	6,625	8,183	1,558	24
Goodwill, intangible assets acquired in business combinations	54,996	52,898	(2,098)	(4)

Total Segment Assets	¥935,027	¥994,115	¥59,088	6

PE Investment and Concession
Segment profits increased by ¥40,541 million to ¥43,378 million compared to fiscal 2023 due to an increase in gains on sales of subsidiaries and equity method investments resulting from the sale of certain investees and an increase in equity income of investment in corporate entities at our three airports in Kansai in our concession business.
Segment assets increased 28% to ¥772,834 million compared to the end of fiscal 2023 due to an increase in installment loans and an increase in equity method investments.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥1,026	¥6,679	¥5,653	551
Gains on investment securities and dividends	348	1,207	859	247
Operating leases	38,653	41,529	2,876	7
Sales of goods and real estate	280,361	249,085	(31,276)	(11)
Services income	55,934	80,668	24,734	44

Total Segment Revenues	376,322	379,168	2,846	1

Interest expense	2,376	3,567	1,191	50
Costs of operating leases	24,900	26,244	1,344	5
Costs of goods and real estate sold	240,942	168,404	(72,538)	(30)
Services expense	40,900	58,677	17,777	43
Selling, general and administrative expenses	56,449	89,864	33,415	59
Provision for credit losses, and write-downs of long-lived assets and securities	195	366	171	88
Other	2,193	(2,330)	(4,523)	—

Total Segment Expenses	367,955	344,792	(23,163)	(6)

Equity in Net income (Loss) of equity method investments and others	(5,530)	9,002	14,532	—

Segment Profits	¥2,837	¥43,378	¥40,541	—

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,616	¥1,238	¥(378)	(23)
Installment loans	14,225	115,629	101,404	713
Investment in operating leases	52,976	56,286	3,310	6
Investment in securities	36,058	36,729	671	2
Property under facility operations	51,978	41,416	(10,562)	(20)
Inventories	48,716	47,553	(1,163)	(2)
Advances for finance lease and operating lease	4	5	1	25
Equity method investments	28,796	118,310	89,514	311
Advances for property under facility operations	2,354	4,466	2,112	90
Goodwill, intangible assets acquired in business combinations	368,748	351,202	(17,546)	(5)

Total Segment Assets	¥605,471	¥772,834	¥167,363	28

Environment and Energy
Segment profits decreased 9% to ¥29,898 million compared to fiscal 2023 due to the absence of gains on the sale of shares of subsidiaries and equity method investments resulting from the partial sale of an investee recorded in fiscal 2023.
Segment assets increased 9% to ¥847,049 million compared to the end of fiscal 2023, primarily due to foreign exchange effects.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥1,230	¥1,478	¥248	20
Services income	210,240	158,486	(51,754)	(25)
Other	4,300	5,634	1,334	31

Total Segment Revenues	215,770	165,598	(50,172)	(23)

Interest expense	12,276	19,267	6,991	57
Services expense	167,733	110,106	(57,627)	(34)
Selling, general and administrative expenses	16,276	18,670	2,394	15
Provision for credit losses, and write-downs of long-lived assets and securities	50	151	101	202
Other	2,452	(2,379)	(4,831)	—

Total Segment Expenses	198,787	145,815	(52,972)	(27)

Equity in Net income (Loss) of equity method investments and others	15,977	10,115	(5,862)	(37)

Segment Profits	¥32,960	¥29,898	¥(3,062)	(9)

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥6,723	¥3,104	¥(3,619)	(54)
Installment loans	2,138	2,255	117	5
Investment in operating leases	264	250	(14)	(5)
Investment in securities	1,580	571	(1,009)	(64)
Property under facility operations	362,043	453,252	91,209	25
Inventories	9,825	2,463	(7,362)	(75)
Advances for finance lease and operating lease	1	0	(1)	—
Equity method investments	188,436	219,018	30,582	16
Advances for property under facility operations	88,493	44,962	(43,531)	(49)
Goodwill, intangible assets acquired in business combinations	114,114	121,174	7,060	6

Total Segment Assets	¥773,617	¥847,049	¥73,432	9

Insurance
Segment profits increased 11% to ¥70,034 million compared to fiscal 2023 due to an increase in life insurance premiums and related investment income.
Segment assets increased 13% to ¥2,309,357 million compared to the end of fiscal 2023 due to an increase in investment in securities.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥300	¥300	¥0	—
Life insurance premiums and related investment income	496,561	561,532	64,971	13
Other	2,626	2,037	(589)	(22)

Total Segment Revenues	499,487	563,869	64,382	13

Interest expense	365	806	441	121
Life insurance costs	375,326	433,827	58,501	16
Selling, general and administrative expenses	60,815	59,309	(1,506)	(2)
Provision for credit losses, and write-downs of long-lived assets and securities	(1)	(2)	(1)	—
Other	(3)	98	101	—

Total Segment Expenses	436,502	494,038	57,536	13

Equity in Net income (Loss) of equity method investments and others	5	203	198	—

Segment Profits	¥62,990	¥70,034	¥7,044	11

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥18,109	¥11,792	¥(6,317)	(35)
Investment in operating leases	27,467	26,876	(591)	(2)
Investment in securities	1,982,573	2,236,495	253,922	13
Equity method investments	17,577	29,742	12,165	69
Goodwill, intangible assets acquired in business combinations	4,686	4,452	(234)	(5)

Total Segment Assets	¥2,050,412	¥2,309,357	¥258,945	13

Banking and Credit
Segment profits increased 157% to ¥96,744 million compared to fiscal 2023 due to an increase in gains on sales of subsidiaries and equity method investments resulting from the partial sale of shares of ORIX Credit.
Segment assets increased 1% to ¥2,733,021 million compared to the end of fiscal 2023 due to an increase in equity method investments despite a decrease in installment loans resulting from the partial sale of shares of ORIX Credit, and an increase in investment in securities at ORIX Bank.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥78,066	¥80,653	¥2,587	3
Gains on investment securities and dividends	(351)	600	951	—
Services income	7,059	7,321	262	4

Total Segment Revenues	84,774	88,574	3,800	4

Interest expense	5,698	5,911	213	4
Services expense	7,229	6,254	(975)	(13)
Selling, general and administrative expenses	33,351	32,886	(465)	(1)
Provision for credit losses, and write-downs of long-lived assets and securities	716	4,064	3,348	468
Other	(318)	(306)	12	—

Total Segment Expenses	46,676	48,809	2,133	5

Equity in Net income (Loss) of equity method investments and others	(488)	56,979	57,467	—

Segment Profits	¥37,610	¥96,744	¥59,134	157

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,395,340	¥2,378,183	¥(17,157)	(1)
Investment in securities	289,621	311,237	21,616	7
Inventories	9	0	(9)	—
Equity method investments	2,006	43,601	41,595	—
Goodwill, intangible assets acquired in business combinations	11,771	0	(11,771)	—

Total Segment Assets	¥2,698,747	¥2,733,021	¥34,274	1

Aircraft and Ships
Segment profits increased 44% to ¥26,773 million compared to fiscal 2023 due to an increase in operating leases revenues in our aircraft business.
Segment assets increased 42% to ¥1,058,435 million compared to the end of fiscal 2023 due to an increase in investment in operating leases resulting from the acquisition of an investee in our ship-related business and due to general foreign exchange effects.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥7,312	¥7,769	¥457	6
Operating leases	37,208	48,074	10,866	29
Services income	10,871	9,381	(1,490)	(14)
Other	(726)	(33)	693	—

Total Segment Revenues	54,665	65,191	10,526	19

Interest expense	18,877	29,189	10,312	55
Costs of operating leases	16,898	18,853	1,955	12
Services expense	2,103	1,783	(320)	(15)
Selling, general and administrative expenses	10,369	10,345	(24)	(0)
Provision for credit losses, and write-downs of long-lived assets and securities	1	3	2	200
Other	(3,377)	(3,504)	(127)	—

Total Segment Expenses	44,871	56,669	11,798	26

Equity in Net income (Loss) of equity method investments and others	8,789	18,251	9,462	108

Segment Profits	¥18,583	¥26,773	¥8,190	44

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	75,914	60,468	(15,446)	(20)
Investment in operating leases	295,858	557,867	262,009	89
Investment in securities	5,112	11,960	6,848	134
Inventories	37	733	696	—
Advances for finance lease and operating lease	0	9,232	9,232	—
Equity method investments	347,508	399,061	51,553	15
Goodwill, intangible assets acquired in business combinations	18,461	19,114	653	4

Total Segment Assets	¥742,890	¥1,058,435	¥315,545	42

ORIX USA
Segment profits decreased 65% to ¥17,337 million compared to fiscal 2023 due to a decrease in gains on investment securities and dividends and a decrease in gains on sales of subsidiaries and equity method investments.
Segment assets increased 5% to ¥1,537,025 million compared to the end of fiscal 2023, primarily due to foreign exchange effects, despite a decrease in installment loans.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥106,875	¥112,545	¥5,670	5
Gains on investment securities and dividends	29,209	6,446	(22,763)	(78)
Services income	47,345	52,608	5,263	11
Other	2,460	1,827	(633)	(26)

Total Segment Revenues	185,889	173,426	(12,463)	(7)

Interest expense	43,643	58,060	14,417	33
Services expense	4,871	4,331	(540)	(11)
Selling, general and administrative expenses	85,515	85,483	(32)	(0)
Provision for credit losses, and write-downs of long-lived assets and securities	4,741	7,937	3,196	67
Other	3,824	(1,221)	(5,045)	—

Total Segment Expenses	142,594	154,590	11,996	8

Equity in Net income (Loss) of equity method investments and others	5,726	(1,499)	(7,225)	—

Segment Profits	¥49,021	¥17,337	¥(31,684)	(65)

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥483	¥505	¥22	5
Installment loans	747,783	699,384	(48,399)	(6)
Investment in operating leases	3,612	9,858	6,246	173
Investment in securities	384,082	509,172	125,090	33
Property under facility operations and servicing assets	81,291	79,747	(1,544)	(2)
Inventories	142	159	17	12
Equity method investments	87,513	61,415	(26,098)	(30)
Goodwill, intangible assets acquired in business combinations	157,811	176,785	18,974	12

Total Segment Assets	¥1,462,717	¥1,537,025	¥74,308	5

ORIX Europe
Segment profits decreased 30% to ¥28,619 million compared to fiscal 2023 due to an increase in interest expense related to the investment in OCE.
Segment assets increased 10% to ¥459,248 million compared to the end of fiscal 2023, primarily due to foreign exchange effects.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥812	¥2,409	¥1,597	197
Gains on investment securities and dividends	(1,349)	10,711	12,060	—
Services income	207,829	214,031	6,202	3

Total Segment Revenues	207,292	227,151	19,859	10

Interest expense	4,317	13,308	8,991	208
Services expense	48,921	54,224	5,303	11
Selling, general and administrative expenses	112,129	130,496	18,367	16
Provision for credit losses, and write-downs of long-lived assets and securities	0	217	217	—
Other	609	2,666	2,057	338

Total Segment Expenses	165,976	200,911	34,935	21

Equity in Net income (Loss) of equity method investments and others	(641)	2,379	3,020	—

Segment Profits	¥40,675	¥28,619	¥(12,056)	(30)

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥76,648	¥82,568	¥5,920	8
Equity method investments	10,213	11,907	1,694	17
Goodwill, intangible assets acquired in business combinations	331,080	364,773	33,693	10

Total Segment Assets	¥417,941	¥459,248	¥41,307	10

Asia and Australia
Segment profits decreased 2% to ¥34,339 million compared to fiscal 2023 due to the absence of gains on sales of subsidiaries and equity method investments due to the sale of certain investees recorded in fiscal 2023 and an increase in provision for credit losses, despite an increase in gains on investment securities and dividends.
Segment assets increased 14% to ¥1,587,540 million compared to the end of fiscal 2023 , primarily due to foreign exchange effects.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥59,933	¥70,836	¥10,903	18
Gains on investment securities and dividends	1,574	7,885	6,311	401
Operating leases	104,614	122,624	18,010	17
Services income	20,613	23,523	2,910	14
Other	1,698	425	(1,273)	(75)

Total Segment Revenues	188,432	225,293	36,861	20

Interest expense	31,992	48,467	16,475	51
Costs of operating leases	78,950	90,336	11,386	14
Services expense	12,214	15,039	2,825	23
Selling, general and administrative expenses	37,844	41,558	3,714	10
Provision for credit losses, and write-downs of long-lived assets and securities	2,601	8,027	5,426	209
Other	1,820	(1,090)	(2,910)	—

Total Segment Expenses	165,421	202,337	36,916	22

Equity in Net income (Loss) of equity method investments and others	11,941	11,383	(558)	(5)

Segment Profits	¥34,952	¥34,339	¥(613)	(2)

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥454,961	¥530,426	¥75,465	17
Installment loans	312,809	343,936	31,127	10
Investment in operating leases	329,549	395,573	66,024	20
Investment in securities	36,444	33,520	(2,924)	(8)
Property under facility operations	1,184	1,849	665	56
Inventories	202	224	22	11
Advances for finance lease and operating lease	3,720	3,017	(703)	(19)
Equity method investments	249,481	271,682	22,201	9
Goodwill, intangible assets acquired in business combinations	6,746	7,313	567	8

Total Segment Assets	¥1,395,096	¥1,587,540	¥192,444	14

Revenues, New Business Volumes and Investments
Finance revenues

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥319,478	¥348,001	¥28,523	9
Finance revenues increased 9% to ¥348,001 million for fiscal 2024 compared to fiscal 2023 due primarily to an increase in interest rates in the Americas and changes in foreign currency exchange rates.
Net investment in leases

	As of and for the year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases:
New equipment acquisitions	¥512,684	¥535,985	¥23,301	5
Japan	205,011	212,462	7,451	4
Overseas	307,673	323,523	15,850	5
Net investment in leases	1,087,563	1,155,023	67,460	6
New equipment acquisitions related to net investment in leases increased 5% to ¥535,985 million compared to fiscal 2023. In Japan, new equipment acquisitions increased 4% in fiscal 2024 compared to fiscal 2023. In overseas, new equipment acquisitions increased 5% in fiscal 2024 compared to fiscal 2023 due to increases in Asia.
Net investment in leases as of March 31, 2024 increased 6% to ¥1,155,023 million compared to March 31, 2023 due mainly to increases in assets in overseas.
As of March 31, 2024, no single lessee represented more than 1% of the balance of net investment in leases. As of March 31, 2024, 54% of our net investment in leases were to lessees in Japan, while 46% were to overseas lessees. 11% of our net investment in leases were to lessees in China, 8% of our net investment in leases were to lessees in South Korea, and 7% and 5% of our net investment in leases were to lessees in Malaysia and Indonesia, respectively. No other overseas country represented more than 5% of our total portfolio of net investment in leases.

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases by category:
Transportation equipment	¥451,936	¥521,006	¥69,070	15
Industrial equipment	251,577	231,867	(19,710)	(8)
Electronics	107,428	98,313	(9,115)	(8)
Information-related and office equipment	104,236	118,784	14,548	14
Commercial services equipment	47,243	66,377	19,134	41
Other	125,143	118,676	(6,467)	(5)

Total	¥1,087,563	¥1,155,023	¥67,460	6

For further information, see Note 6 of “Item 18. Financial Statements.”

Installment loans
Consolidated financial statements data have been changed since fiscal 2024. The amounts of Installment loans in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”

	As of and for the year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,277,590	¥1,433,243	¥155,653	12
Japan	889,855	1,064,986	175,131	20
Overseas	387,735	368,257	(19,478)	(5)
Installment loans	3,905,026	3,958,814	53,788	1

Note:
The balance of installment loans related to our life insurance operations is included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New loans added increased 12% to ¥1,433,243 million compared to fiscal 2023. In Japan, new loans added increased 20% to ¥1,064,986 million compared to fiscal 2023. In overseas, new loans added decreased 5% to ¥368,257 million compared to fiscal 2023 due mainly to decreased lending activity in the Americas.

The balance of installment loans as of March 31, 2024 increased 1% to ¥3,958,814 million compared to March 31, 2023, due mainly to foreign exchange effects despite decreases in the new loans added in the Americas, as well as the collection amounts exceeding the new loans added in Asia.

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Real estate loans	¥1,949,865	¥1,851,214	¥(98,651)	(5)
Card loans	171,635	72,353	(99,282)	(58)
Other	29,688	5,680	(24,008)	(81)

Subtotal	2,151,188	1,929,247	(221,941)	(10)

Corporate borrowers in Japan
Real estate companies	296,228	334,506	38,278	13
Non-recourse loans	124,499	145,286	20,787	17
Commercial, industrial and other companies	165,951	187,824	21,873	13

Subtotal	586,678	667,616	80,938	14

Consumer borrowers in overseas
Real estate loans	107,094	96,247	(10,847)	(10)
Other	43,054	47,415	4,361	10

Subtotal	150,148	143,662	(6,486)	(4)

Corporate borrowers in overseas
Real estate companies	277,839	190,630	(87,209)	(31)
Non-recourse loans	38,654	50,263	11,609	30
Commercial, industrial and other companies	660,840	705,494	44,654	7

Subtotal	977,333	946,387	(30,946)	(3)

Equity method investees	27,424	251,929	224,505	819

Purchased loans *	12,255	19,973	7,718	63

Total	¥3,905,026	¥3,958,814	¥53,788	1

*
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

As of March 31, 2024, ¥11,792 million, or 0.4%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.
As of March 31, 2024, ¥525,136 million, or 13%, of the balance of installment loans were to real estate companies in Japan and overseas.
The balance of installment loans to consumer borrowers in Japan as of March 31, 2024 decreased 10% to ¥1,929,247 million compared to the balance as of March 31, 2023, due primarily to a decrease in the balance of card loans associated with the sale of a subsidiary and a decrease in the balance of real estate loans for consumers. The balance of installment loans to corporate borrowers in Japan as of March 31, 2024 increased 14% to ¥667,616 million compared to the balance as of March 31, 2023, due mainly to an increase in new loans added. The balance of installment loans to consumer borrowers in overseas as of March 31, 2024 decreased 4% to ¥143,662 million compared to the balance as of March 31, 2023, due primarily to a decrease in Asia despite foreign exchange effects. The balance of installment loans to corporate borrowers in overseas as of March 31, 2024 decreased 3% to ¥946,387 million compared to the balance as of March 31, 2023, in line with the aforementioned decrease in the Americas and Asia despite foreign exchange effects. The balance of installment loans to equity method investees as of March 31, 2024 increased 819% to ¥251,929 million compared to the balance as of March 31, 2023, due primarily to an increase in new loans added and recognition of installment loans associated with the partial sale of an interest in a subsidiary.
For further information, see Note 7 of “Item 18. Financial Statements.”
Asset quality
Consolidated financial statements data have been changed since fiscal 2024. The amounts of financial assets and allowances for credit losses in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”
Net investment in leases

	As of March 31,
	2023	2024

	(Millions of yen, except percentage data)
Non-performing net investment in leases and allowance for credit losses on net investment in leases:
Non-performing net investment in leases	¥16,841	¥20,805
Non-performing net investment in leases as a percentage of the balance of net investment in leases	1.55%	1.80%
Provision for credit losses as a percentage of the average balance of net investment in leases*	0.16%	0.27%
Allowance for credit losses on net investment in leases	¥15,719	¥16,780
Allowance for credit losses on net investment in leases as a percentage of the balance of net investment in leases	1.45%	1.45%
The ratio of charge-offs as a percentage of the average balance of net investment in leases*	0.24%	0.23%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.
The balance of
non-performing
net investment in leases increased ¥3,964 million to ¥20,805 million as of March 31, 2024 compared to March 31, 2023. As a result, the non-performing
net investment in leases as a percentage of net investment in leases as of March 31, 2024 increased 0.25% to 1.80% from March 31, 2023.
We believe that the ratio of allowance for credit losses to the balance of investment in net investment in leases provides a reasonable indication that our allowance for credit losses was appropriate as of March 31, 2024 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•
all lease contracts are secured by collateral consisting of the underlying leased assets, and we can expect to recover at least a portion of the outstanding lease receivables by selling the collateral.

Loans not individually assessed for credit losses

	As of March 31,
	2023	2024

	(Millions of yen, except percentage data)
Non-performing loans not individually assessed for credit losses and allowance for credit losses on installment loans not individually assessed for credit losses:
Non-performing loans not individually assessed for credit losses	¥33,706	¥34,154
Non-performing loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	0.87%	0.87%
Provision for credit losses as a percentage of the average balance of installment loans not individually assessed for credit losses*	0.14%	0.17%
Allowance for credit losses on installment loans not individually assessed for credit losses	¥39,460	¥25,975
Allowance for credit losses on installment loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	1.02%	0.67%
The ratio of charge-offs as a percentage of the average balance of loans not individually assessed for credit losses*	0.10%	0.20%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.
The provision for credit losses as a percentage of the average balance of installment loans not individually assessed for credit losses increased 0.03% compared to fiscal 2023, due mainly to the re-evaluation
of past loss experience and forecasted future economic indicators such as GDP growth rates and unemployment rates in Japan and Asia.

The balance of
non-performing
loans not individually assessed that are estimated for credit losses by using installment loans with similar risk characteristics as one pool increased ¥448 million to ¥34,154 million as of March 31, 2024 compared to March 31, 2023.

	As of March 31,
	2023	2024

	(Millions of yen)
Non-performing loans not individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥1,302	¥861
Card loans	1,588	0
Other	6,312	0

Subtotal	9,202	861

Corporate borrowers in Japan
Real estate companies	53	75
Commercial, industrial and other companies	191	165

Subtotal	244	240

Consumer borrowers in overseas
Real estate loans	316	340
Other	331	658

Subtotal	647	998

Corporate borrowers in overseas
Real estate companies	13,617	17,057
Non-recourse loans	2,314	2,057
Commercial, industrial and other companies	7,682	12,711

Subtotal	23,613	31,825
Loans to Equity method investees	—	230

Total	¥33,706	¥34,154

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
charge-off
experience and the current portfolio composition.
Loans individually assessed for credit losses

	As of March 31,
	2023	2024

	(Millions of yen)
Non-performing loans individually assessed for credit losses and allowance for credit losses on installment loans individually assessed for credit losses:
Non-performing installment loans individually assessed for credit losses	¥48,304	¥54,422
Allowance for credit losses on installment loans individually assessed for credit losses*	9,361	14,335

*
The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

The provision for credit losses on installment loans individually assessed for credit losses was ¥5,487 million and ¥10,806 million, respectively, in fiscal 2023 and fiscal 2024. The charge-off
of installment loans individually assessed for credit losses was ¥9,605 million and ¥4,295 million, respectively, in fiscal 2023 and fiscal 2024. The provision for credit losses on installment loans individually assessed for credit losses increased ¥5,319 million compared to fiscal 2023. The provision for credit losses on loans individually assessed increased mainly in the Americas. The charge-off
of installment loans individually assessed for credit losses decreased ¥5,310 million compared to fiscal 2023.
The table below sets forth the outstanding balance of
non-performing
loans individually assessed for credit losses by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually assessed for credit losses.

	As of March 31,
	2023	2024

	(Millions of yen)
Non-performing loans individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥11,161	¥11,210
Card loans	3,655	0
Other	14,527	96

Subtotal	29,343	11,306

Corporate borrowers in Japan
Real estate companies	2,022	1,401
Commercial, industrial and other companies	1,239	392

Subtotal	3,261	1,793

Consumer borrowers in overseas
Real estate loans	231	767
Other	774	1,702

Subtotal.	1,005	2,469

Corporate borrowers in overseas
Real estate companies	0	1,125
Non-recourse loans	933	1,058
Commercial, industrial and other companies	12,075	34,092

Subtotal	13,008	36,275

Loans to Equity method investees	666	1,699

Purchased loans	1,021	880

Total	¥48,304	¥54,422

Troubled debt restructuring
A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties. The balance of pre-modification
outstanding recorded investment of troubled debt restructurings for financing receivables occurred during fiscal 2023 was ¥18,487 million and the balance of post-modification outstanding recorded investment was ¥16,678 million for fiscal 2023.
While there were certain other payment deferral requests for financing receivables which we accepted, due to the spread of the
COVID-19,
those receivables are not included in the troubled debt restructuring as we determined those deferrals did not meet the definition of troubled debt restructuring.

For further information, see Note 8 of “Item 18. Financial Statements.”
Allowance for credit losses
Consolidated financial statements data have been changed since fiscal 2024. The amounts of allowances for credit losses in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”
We recognize allowances for credit losses on net investment in leases and installment loans.

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Allowance for credit losses:
Beginning balance	¥66,091	¥64,540	¥(1,551)	(2)
Net investment in leases	16,303	15,719	(584)	(4)
Loans not individually assessed for credit losses	36,932	39,460	2,528	7
Loans individually assessed for credit losses	12,856	9,361	(3,495)	(27)
Provision (Reversal) *1	12,486	20,652	8,166	65
Net investment in leases	1,678	3,064	1,386	83
Loans not individually assessed for credit losses	5,321	6,782	1,461	27
Loans individually assessed for credit losses	5,487	10,806	5,319	97
Charge-offs (net)	(16,187)	(14,633)	1,554	(10)
Net investment in leases	(2,610)	(2,609)	1	(0)
Loans not individually assessed for credit losses	(3,972)	(7,729)	(3,757)	95
Loans individually assessed for credit losses	(9,605)	(4,295)	5,310	(55)
Other *2	2,150	(13,469)	(15,619)	—
Net investment in leases	348	606	258	74
Loans not individually assessed for credit losses	1,179	(12,538)	(13,717)	—
Loans individually assessed for credit losses	623	(1,537)	(2,160)	—
Ending balance	64,540	57,090	(7,450)	(12)
Net investment in leases	15,719	16,780	1,061	7
Loans not individually assessed for credit losses	39,460	25,975	(13,485)	(34)
Loans individually assessed for credit losses	9,361	14,335	4,974	53

*1
“Provision for credit losses” in the consolidated statements of income amounted to ¥8,117 million and ¥20,968 million for fiscal 2023 and 2024, respectively, and the amounts include provision for credit losses on other than net investment in leases and installment loans.

*2	Other mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Provision for credit losses:
Net investment in leases	¥1,678	¥3,064	¥1,386	83
Loans not individually assessed for credit losses	5,321	6,782	1,461	27
Loans individually assessed for credit losses	5,487	10,806	5,319	97

Subtotal	12,486	20,652	8,166	65

Off-balance sheet credit exposures	(4,542)	(440)	4,102	(90)
Available-for-sale debt securities	(21)	445	466	—
Other financial assets measured at amortized cost	194	311	117	60

Total	¥8,117	¥20,968	¥12,851	158

The provision on installment loans not individually assessed for credit losses were ¥5,321 million and ¥6,782 million in fiscal 2023 and 2024, respectively. The provision for credit losses on loans not individually assessed in fiscal 2024 increased compared to fiscal 2023 due mainly to the re-valuation
of past loss experience and forecasted future economic indicators such as GDP growth rates and unemployment rates in Japan and the Asia region.
The provision on installment loans individually assessed for credit losses were ¥5,487 million and ¥10,806 million in fiscal 2023 and 2024, respectively. The provision for credit losses on loans individually assessed increased mainly in the Americas.
The provision for credit losses on
off-balance
sheet credit exposures in fiscal 2023 was a reversal of ¥4,542 million, which was mainly caused by economic recovery from the
COVID-19
pandemic in the Americas. The provision for credit losses on off-balance
sheet credit exposures in fiscal 2024 was a reversal of ¥440 million, which was mainly caused by the re-valuation
of past loss experience, current economic and business conditions and forecasts in Japan.
For further information, see Note 8 of “Item 18. Financial Statements.” In addition, for further information about allowance for off-balance
sheet credit exposures and allowance for credit losses on
available-for-sale
debt securities, see Note 31 and 9 of “Item 18. Financial Statements.”
Investment in Securities
Consolidated financial statements data have been changed since fiscal 2024. The amounts of Investment in Securities in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”

	As of and for the year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥571,404	¥628,060	¥56,656	10
Japan	476,082	521,835	45,753	10
Overseas	95,322	106,225	10,903	11
Investment in securities	2,852,378	3,263,079	410,701	14

Note:
The balance of investment in securities related to our life insurance operations is included in investment in securities in our consolidated balance sheets; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New securities added increased to ¥628,060 million in fiscal 2024 compared to fiscal 2023. New securities added in Japan increased 10% in fiscal 2024 compared to fiscal 2023 due primarily to an increase in investments in government bond securities and corporate debt securities. New securities added overseas increased 11% in fiscal 2024 compared to fiscal 2023 due primarily to an increase in CMBS/RMBS and other asset-backed securities and debt securities.

The balance of our investment in securities as of March 31, 2024 increased 14% to ¥3,263,079 million compared to March 31, 2023.

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities by security type:
Equity securities	¥500,832	¥597,601	¥96,769	19
Trading debt securities	2,179	0	(2,179)	—
Available-for-sale debt securities	2,234,608	2,665,478	430,870	19
Held-to-maturity debt securities	114,759	0	(114,759)	—

Total	¥2,852,378	¥3,263,079	¥410,701	14

Investments in equity securities as of March 31, 2024 increased 19% to ¥597,601 million compared to March 31, 2023 due primarily to an increase in fund investments in Japan and in the Americas. Investments in available-for-sale
debt securities as of March 31, 2024 increased 19% to ¥2,665,478 million compared to March 31, 2023 due primarily to an increase in investments in government bond securities and corporate debt securities in Japan, and CMBS/RMBS and other asset-backed securities and debt securities in the Americas.
For further information, see Note 9 of “Item 18. Financial Statements.”
Gains on investment securities and dividends
Consolidated financial statements data have been changed since fiscal 2024. The amounts of Gains on investment securities and dividends in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities	¥25,705	¥30,731	¥5,026	20
Dividends income	2,145	2,292	147	7

Total	¥27,850	¥33,023	¥5,173	19

Notes:	1.	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.
	2.	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities”.
Net gains on investment securities increased 20% to ¥30,731 million in fiscal 2024 compared to fiscal 2023 due to an increase in net unrealized holding gains on fund investments. Dividends income increased 7% to ¥2,292 million in fiscal 2024 compared to fiscal 2023. Due to the above results, gains on investment securities and dividends increased 19% to ¥33,023 million in fiscal 2024 compared to fiscal 2023.
As of March 31, 2024, gross unrealized gains on
available-for-sale
debt securities, including those held in connection with our life insurance operations, were ¥41,989 million, compared to ¥16,076 million as of March 31, 2023. As of March 31, 2024, gross unrealized losses on available-for-sale
debt securities, including those held in connection with our life insurance operations, were ¥391,817 million, compared to ¥270,182 million as of March 31, 2023.

Operating leases

	As of and for the year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥499,541	¥535,490	¥35,949	7
Costs of operating leases	336,987	356,760	19,773	6
New equipment acquisitions	446,850	572,084	125,234	28
Japan	228,999	240,889	11,890	5
Overseas	217,851	331,195	113,344	52
Investment in operating leases	1,537,178	1,868,574	331,396	22
Revenues from operating leases in fiscal 2024 increased 7% to ¥535,490 million compared to fiscal 2023 due primarily to an increase in revenues from leases in the leasing business in Asia and Australia and in the aircraft leasing business. In fiscal 2023 and 2024, gains from the disposition of operating lease assets were ¥56,932 million and ¥53,441 million, respectively.
Costs of operating leases increased 6% to ¥356,760 million in fiscal 2024 compared to fiscal 2023 due primarily to an increase in investments in the leasing business in Asia and Australia and investments in the aircraft leasing business.
New equipment acquisitions related to operating leases increased 28% to ¥572,084 million in fiscal 2024 compared to fiscal 2023 due primarily to an increase in investments in the leasing business in Asia and Australia and an increase in investments in the aircraft leasing business.
Investment in operating leases as of March 31, 2024 increased 22% to ¥1,868,574 million compared to March 31, 2023 due primarily to an increase in investments in the leasing business in Asia and Australia and an increase in investments in the aircraft leasing business, and the asset acquisition.

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥947,507	¥1,264,332	¥316,825	33
Measuring and information-related equipment	130,836	154,794	23,958	18
Real estate	270,939	261,706	(9,233)	(3)
Other	47,939	49,286	1,347	3
Right-of-use assets	98,417	87,359	(11,058)	(11)
Accrued rental receivables	45,123	54,230	9,107	20
Allowance for doubtful receivables on operating leases	(3,583)	(3,133)	450	—

Total	¥1,537,178	¥1,868,574	¥331,396	22

Investment in transportation equipment operating leases as of March 31, 2024 increased 33% to ¥1,264,332 million compared to March 31, 2023 due primarily to an increase in investments in the leasing business in Asia and Australia and an increase in investments in the aircraft leasing business, and the asset acquisition. Investment in measuring and information-related equipment operating leases as of March 31, 2024 increased 18% to ¥154,794 million compared to March 31, 2023 due primarily to an increase in investments in the rental business. Investment in real estate operating leases as of March 31, 2024 decreased 3% to ¥261,706 million compared to March 31, 2023 due primarily to sales of real estate under operating leases in

Japan. Investment in other operating leases as of March 31, 2024 increased 3% to ¥49,286 million compared to March 31, 2023 due primarily to an increase in investments in the rental business.
For further information, see Note 6 of “Item 18. Financial Statements.”
Life insurance
We reflect all income and losses (other than provision for credit losses) that we recognize on securities and investment in partnerships and other investments, installment loans, real estate under operating leases and other investments held in connection with our life insurance operations as life insurance premiums and related investment income in our consolidated statements of income.
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 of “Item 18. Financial Statements.”

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥451,404	¥459,655	¥8,251	2
Life insurance-related investment income	42,666	99,268	56,602	133

Total	¥494,070	¥558,923	¥64,853	13

Life insurance costs	¥373,906	¥433,863	¥59,957	16

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income (loss):
Net income on investment securities and investment in partnerships and other investments	¥35,350	¥95,219	¥59,869	169
Gains and losses recognized in income on derivative	4,820	(2,896)	(7,716)	—
Interest on loans, income on real estate under operating leases, and others	2,496	6,945	4,449	178

Total	¥42,666	¥99,268	¥56,602	133

Life insurance premiums and related investment income increased 13% to ¥558,923 million in fiscal 2024 compared to fiscal 2023.
Life insurance premiums increased 2% to ¥459,655 million in fiscal 2024 compared to fiscal 2023 due to an increase in the number of policies in force.
Life insurance-related investment income increased 133% to ¥99,268 million in fiscal 2024 compared to fiscal 2023. Net income on investment securities and investment in partnerships and other investments increased mainly in investment income from assets under variable annuity and variable life insurance contracts.

Life insurance costs increased 16% to ¥433,863 million in fiscal 2024 compared to fiscal 2023 due mainly to an increase in a provision of liability reserve.

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investments by life insurance operations:
Equity securities and Investment in partnerships and other investments	¥241,588	¥305,256	¥63,668	26
Available-for-sale debt securities	1,643,803	1,960,981	317,178	19
Held-to-maturity debt securities	114,759	0	(114,759)	—

Subtotal	2,000,150	2,266,237	266,087	13

Installment loans, real estate under operating leases and other investments	45,576	38,667	(6,909)	(15)

Total	¥2,045,726	¥2,304,904	¥259,178	13

Investment in securities as of March 31, 2024 increased 13% to ¥2,266,237 million compared to March 31, 2023 resulting from an increase in assets under variable annuity and variable life insurance contract. During fiscal 2024, bonds held as held-to-maturity
debt securities were reclassified to
available-for-sale
debt securities.
For further information, see Note 23 of “Item 18. Financial Statements.”
Sales of goods and real estate, Inventories

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Sales of goods and real estate, Inventories:
Sales of goods and real estate	¥392,569	¥373,914	¥(18,655)	(5)
Costs of goods and real estate sold	333,009	268,627	(64,382)	(19)
New real estate added	82,786	148,878	66,092	80
Inventories	169,021	227,359	58,338	35
Sales of goods and real estate decreased 5% to ¥373,914 million compared to fiscal 2023 due mainly to a decrease in sales of goods.
Costs of goods and real estate sold decreased 19% to ¥268,627 million compared to fiscal 2023, greater than the decrease in sales of goods and real estate, due mainly to acquisitions and sales of subsidiaries with different cost to revenue ratio in fiscal 2023. We recognized ¥1,205 million and ¥2,308 million of write-downs for fiscal 2023 and 2024, respectively, which were included in costs of goods and real estate sold. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.
New real estate added increased 80% to ¥148,878 million in fiscal 2024 compared to fiscal 2023.
Inventories as of March 31, 2024 increased 35% to ¥227,359 million compared to March 31, 2023, due mainly to an increase in residential condominiums.
For further information, see Note 4 of “Item 18. Financial Statements.”

Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2023	2024	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations
Services income	¥930,151	¥965,010	¥34,859	4
Services expense	571,127	560,101	(11,026)	(2)
New assets added	51,331	120,258	68,927	134
Japan	33,425	18,887	(14,538)	(43)
Overseas	17,906	101,371	83,465	466
Property under Facility Operations	620,994	689,573	68,579	11
Services income increased 4% to ¥965,010 million in fiscal 2024 compared to fiscal 2023 due mainly to an increase in income related to real estate business.
Services expense decreased 2% to ¥560,101 million in fiscal 2024 compared to fiscal 2023 due mainly to a decrease in expenses related to the environment and energy business.
New assets added for property under facility operations increased 134% to ¥120,258 million in fiscal 2024 compared to fiscal 2023 due mainly to the increase in investments in electric power facilities overseas.
Property under facility operations as of March 31, 2024 increased 11% to ¥689,573 million compared to March 31, 2023 due mainly to investments in electric power facilities overseas and completion of domestic property under facility operations.
For further information, see Note 4 of “Item 18. Financial Statements.”
Expenses
Interest expense
Interest expense increased 48% to ¥188,328 million in fiscal 2024 compared to ¥127,618 million in fiscal 2023. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2024 increased 6% to ¥8,446,306 million compared to ¥7,964,864 million as of March 31, 2023.
The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, increased 0.1% to 0.4% in fiscal 2024 compared to 0.3% in fiscal 2023. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, increased 1.6% to 5.2% in fiscal 2024 compared to 3.6% in fiscal 2023. For more information regarding our interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our outstanding debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”
Other (income) and expense
Other (income) and expense was a net income of ¥4,671 million during fiscal 2024 compared to a net expense of ¥14,445 million during fiscal 2023. In other (income) and expense, we recognized foreign currency transaction losses of ¥1,126 million during fiscal 2024 compared to foreign currency transaction losses of ¥1,956 million during fiscal 2023, and we recognized impairment losses on goodwill and other intangible assets of ¥0 million during fiscal 2024 compared to impairment losses on goodwill and other intangible assets of ¥515 million during fiscal 2023. For further information on our goodwill and other intangible assets, see Note 13 of “Item 18. Financial Statements.”

Selling, general and administrative expenses

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥321,328	¥352,333	¥31,005	10
Selling expenses	87,199	106,648	19,449	22
Administrative expenses	142,506	159,396	16,890	12
Depreciation of office facilities	8,373	9,256	883	11

Total	¥559,406	¥627,633	¥68,227	12

Employee salaries and other personnel expenses accounted for 56% of selling, general and administrative expenses in fiscal 2024, and the remaining portion consists of other expenses, such as rent for office space, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2024 increased 12% year on year.
Write-downs of long-lived assets
As a result of impairment reviews we performed in fiscal 2024 for long-lived assets in Japan and overseas, such as office buildings, commercial facilities other than office buildings, condominiums, hotels, and land undeveloped or under construction, write-downs of long-lived assets decreased by ¥573 million to ¥1,724 million in fiscal 2024 compared to ¥2,297 million in fiscal 2023. These write-downs, which are reflected as write-downs of long-lived assets, consisted of impairment losses of ¥641 million on 2 office buildings, ¥547 million on 4 commercial facilities other than office buildings, ¥30 million on 23 condominiums and ¥506 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. For further information, see Note 25 of “Item 18. Financial Statements.”
Write-downs of securities
Write-downs of securities in fiscal 2024 were in connection with non-marketable
equity securities. Write-downs of securities decreased to ¥315 million in fiscal 2024 compared to ¥824 million in fiscal 2023. For further information, see Note 9 of “Item 18. Financial Statements.”
Equity in net income (loss) of equity method investments
Consolidated financial statements data have been changed since fiscal 2024. The amounts of equity in net income (loss) of equity method investments in the previous year have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”
Equity in net income (loss) of equity method investments increased in fiscal 2024 to ¥36,774 million compared to ¥22,081 million in fiscal 2023 due to increases in equity in net income (loss) of equity method investments from investees relating to overseas renewable energy, Kansai Airports and Avolon, partially offset by decreases in equity net income (loss) of equity method investments from domestic investees. For further information, see Note 12 of “Item 18. Financial Statements.”
Gains on sales of subsidiaries and equity method investments and liquidation losses, net
Consolidated financial statements data have been changed since fiscal 2024. The amounts of gains on sales of subsidiaries and equity method investments and liquidation losses, net in the previous year have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and equity method investments and liquidation losses, net increased to ¥72,488 million in fiscal 2024 compared to ¥33,000 million in fiscal 2023, due to the favorable profit from sales in Japan including the partial sale of ORIX Credit in fiscal 2024. For further information, see Note 3 of “Item 18. Financial Statements.”
Bargain Purchase Gain
In fiscal 2024, we recognized no bargain purchase gain compared to bargain purchase gains of ¥1,174 million associated with four of the acquisitions executed in fiscal 2023. For further information, see Note 3 of “Item 18. Financial Statements.”
Provision for income taxes
Provision for income taxes increased to ¥131,388 million in fiscal 2024 compared to ¥95,245 million in fiscal 2023 due primarily to an increase in income before income taxes. For further information, see Note 16 of “Item 18. Financial Statements.”
Net income (loss) attributable to the noncontrolling interests
Net income (loss) attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net income attributable to the noncontrolling interests in fiscal 2023 was ¥6,561 million. Net loss attributable to the noncontrolling interests in fiscal 2024 was ¥7,682 million.
Net income attributable to the redeemable noncontrolling interests
Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable interests. Net income attributable to the redeemable noncontrolling interests in fiscal 2024 was ¥137 million, compared to ¥32 million in fiscal 2023. For further information, see Note 18 of “Item 18. Financial Statements.”
YEAR ENDED MARCH 31, 2023 COMPARED TO YEAR ENDED MARCH 31, 2022
Performance Summary
Financial Results

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except ratios, per Share data and percentages)
Total revenues	¥2,508,043	¥2,663,659	¥155,616	6
Total expenses	2,215,160	2,327,736	112,576	5
Income before Income Taxes	509,447	392,178	(117,269)	(23)
Net Income Attributable to ORIX Corporation Shareholders	317,376	290,340	(27,036)	(9)
Earnings per Share (Basic)	263.72	245.98	(17.74)	(7)
(Diluted)	263.42	245.65	(17.77)	(7)
ROE* 1	10.0	8.5	(1.5)	—
ROA* 2	2.28	1.96	(0.32)	—

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
*2	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.

*3
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 of “Item 18. Financial Statements.”

*4
The presentation of equity method investment has been changed since fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the previous fiscal years have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”

Total revenues for fiscal 2023 increased 6% to ¥2,663,659 million compared to fiscal 2022 due to increases in services income, financial revenues, and operating lease revenues despite decreases in sales of goods and real estate and gains on investment securities and dividends.
Total expenses for fiscal 2023 increased 5% to ¥2,327,736 million compared to fiscal 2022 due to increases in services expense, interest expense and selling, general and administrative expenses despite decreases in costs of goods and real estate sold and write-downs of long-lived assets.
Equity in net income of equity method investments for fiscal 2023 decreased by ¥2,484 million to ¥22,081 million compared to fiscal 2022 and gains on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2023 decreased by ¥158,999 million to ¥33,000 million compared to fiscal 2022.
Due to the above results, income before income taxes for fiscal 2023 decreased 23% to ¥392,178 million compared to fiscal 2022 and net income attributable to ORIX Corporation shareholders decreased 9% to ¥290,340 million compared to fiscal 2022.
Balance Sheet data

	As of March 31,				Change
	2022		2023		Amount		Percent (%)

	(Millions of yen except ratios, per share and percentages)
Total Assets	¥14,280,684		¥15,289,385		¥1,008,701		7
(Segment assets)	12,001,540		12,595,988		594,448		5
Total Liabilities	10,866,506		11,674,118		807,612		7
(Short-term and Long-term debt)	4,866,685		5,718,519		851,834		18
(Deposits)	2,276,158		2,246,345		(29,813)		(1)
ORIX Corporation Shareholders’ Equity	3,304,196		3,543,607		239,411		7
ORIX Corporation Shareholders’ Equity per share	2,768.72		3,027.93		259.21		9
ORIX Corporation Shareholders’ Equity ratio* 1	23.1%		23.2%		0.1%		—
D/E ratio (Debt-to-equity ratio) (Short-term and Long-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	1.5	x	1.6	x	0.1	x	—

*1	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.
*2
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 of “Item 18. Financial Statements.”

Total assets increased 7% to ¥15,289,385 million compared to the balance as of March 31, 2022 due to increases in cash and cash equivalents, investment in securities and other assets. In addition, segment assets increased 5% to ¥12,595,988 million compared to the balance as of March 31, 2022.

Total liabilities increased 7% to ¥11,674,118 million compared to the balance as of March 31, 2022 due to increases in long-term debt and policy liabilities and policy account balances despite decreases in deposits and current and deferred income taxes.
Shareholders’ equity increased 7% to ¥3,543,607 million compared to the balance as of March 31, 2022.
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
Financial information about the operating segments reported below is that which is available by segment and regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance. The chief operating decision maker evaluates the performance of the segments based on the amount equivalent to income before income taxes, net income attributable to noncontrolling interests and net income attributable to redeemable noncontrolling interests before applicable tax effect. Tax expenses are excluded from the segment profits.
Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for fiscal 2022 has been retrospectively reclassified.
Since April 1, 2023, segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for fiscal 2022 and 2023 have been retrospectively reclassified.
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective approach. As a result of the adoption of LDTI, Insurance segment data for fiscal 2022 and 2023 have been retrospectively adjusted. For further information, see Note 1 of “Item 18. Financial Statements.”
The presentation of equity method investment has been changed since fiscal 2024. As a result, segment data for fiscal 2022 and 2023 have been retrospectively reclassified. For further information, see Note 1 of “Item 18. Financial Statements.”

For a description of the business activities of our segments, see “Item 4. Information on the Company—Business Segments.” See Note 32 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services and Maintenance Leasing	¥445,328	¥429,897	¥(15,431)	(3)
Real Estate	390,688	418,736	28,048	7
PE Investment and Concession	385,573	376,322	(9,251)	(2)
Environment and Energy	160,232	215,770	55,538	35
Insurance	486,704	499,487	12,783	3
Banking and Credit	82,719	84,774	2,055	2
Aircraft and Ships	39,441	54,665	15,224	39
ORIX USA	153,597	185,889	32,292	21
ORIX Europe	220,872	207,292	(13,580)	(6)
Asia and Australia	145,243	188,432	43,189	30

Segment Total	2,510,397	2,661,264	150,867	6

Difference between Segment Total and Consolidated Amounts	(2,354)	2,395	4,749	—

Consolidated Amounts	¥2,508,043	¥2,663,659	¥155,616	6

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services and Maintenance Leasing	¥241,450	¥75,025	¥(166,425)	(69)
Real Estate	32,021	51,578	19,557	61
PE Investment and Concession	(11,642)	2,837	14,479	—
Environment and Energy	997	32,960	31,963	—
Insurance	57,861	62,990	5,129	9
Banking and Credit	41,498	37,610	(3,888)	(9)
Aircraft and Ships	(2,319)	18,583	20,902	—
ORIX USA	75,235	49,021	(26,214)	(35)
ORIX Europe	49,334	40,675	(8,659)	(18)
Asia and Australia	51,621	34,952	(16,669)	(32)

Segment Total	536,056	406,231	(129,825)	(24)

Difference between Segment Total and Consolidated Amounts	(26,609)	(14,053)	12,556	—

Consolidated Amounts	¥509,447	¥392,178	¥(117,269)	(23)

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services and Maintenance Leasing	¥1,516,795	¥1,514,070	¥(2,725)	(0)
Real Estate	910,101	935,027	24,926	3
PE Investment and Concession	353,581	605,471	251,890	71
Environment and Energy	703,608	773,617	70,009	10
Insurance	2,072,145	2,050,412	(21,733)	(1)
Banking and Credit	2,687,156	2,698,747	11,591	0
Aircraft and Ships	684,098	742,890	58,792	9
ORIX USA	1,366,098	1,462,717	96,619	7
ORIX Europe	401,869	417,941	16,072	4
Asia and Australia	1,306,089	1,395,096	89,007	7

Segment Total	12,001,540	12,595,988	594,448	5

Difference between Segment Total and Consolidated Amounts	2,279,144	2,693,397	414,253	18

Consolidated Amounts	¥14,280,684	¥15,289,385	¥1,008,701	7

Corporate Financial Services and Maintenance Leasing
Segment profits decreased 69% to ¥75,025 million compared to fiscal 2022 due to the absence of gains on sales of subsidiaries and equity method investments recorded in fiscal 2022 from the sale of the business of Yayoi.
Segment assets totaled ¥1,514,070 million, remaining relatively unchanged compared to the end of fiscal 2022.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥57,642	¥60,133	¥2,491	4
Gains on investment securities and dividends	4,345	(519)	(4,864)	—
Operating leases	254,956	258,385	3,429	1
Sales of goods and real estate	9,741	5,356	(4,385)	(45)
Services income	118,644	106,542	(12,102)	(10)

Total Segment Revenues	445,328	429,897	(15,431)	(3)

Interest expense	5,783	6,375	592	10
Costs of operating leases	191,291	186,989	(4,302)	(2)
Costs of goods and real estate sold	6,516	3,988	(2,528)	(39)
Services expense	58,148	58,103	(45)	(0)
Selling, general and administrative expenses	87,753	83,811	(3,942)	(4)
Provision for credit losses, and write-downs of long-lived assets and securities	2,388	1,107	(1,281)	(54)
Other	17,175	17,275	100	1

Total Segment Expenses	369,054	357,648	(11,406)	(3)

Equity in Net income (Loss) of equity method investments and others	165,176	2,776	(162,400)	(98)

Segment Profits	¥241,450	¥75,025	¥(166,425)	(69)

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥580,161	¥566,010	¥(14,151)	(2)
Installment loans	328,433	338,361	9,928	3
Investment in operating leases	517,233	511,184	(6,049)	(1)
Investment in securities	34,171	34,270	99	0
Property under facility operations	17,199	18,908	1,709	10
Inventories	594	1,104	510	86
Advances for finance lease and operating lease	1,800	1,566	(234)	(13)
Equity method investments	14,794	13,416	(1,378)	(9)
Goodwill, intangible assets acquired in business combinations	22,410	29,251	6,841	31

Total Segment Assets	¥1,516,795	¥1,514,070	¥(2,725)	(0)

Real Estate
Segment profits increased 61% to ¥51,578 million compared to fiscal 2022. This increase was due to an increase in services income from operating facilities, an increase in equity in net income (loss) of equity method investments resulting from the recording of a large gain on the sale of a real estate joint venture, and an increase in operating leases revenues resulting from sales of real estate under operating leases.
Segment assets increased 3% to ¥935,027 million compared to the end of fiscal 2022 due to an increase in property under facility operations and inventories.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥5,602	¥5,562	¥(40)	(1)
Operating leases	48,091	55,544	7,453	15
Sales of goods and real estate	97,138	96,030	(1,108)	(1)
Services income	235,746	261,843	26,097	11
Other	4,111	(243)	(4,354)	—

Total Segment Revenues	390,688	418,736	28,048	7

Interest expense	2,873	3,367	494	17
Costs of operating leases	25,006	24,895	(111)	(0)
Costs of goods and real estate sold	79,612	80,586	974	1
Services expense	218,985	230,136	11,151	5
Selling, general and administrative expenses	34,677	36,643	1,966	6
Provision for credit losses, and write-downs of long-lived assets and securities	262	1,785	1,523	581
Other	(1,150)	(627)	523	—

Total Segment Expenses	360,265	376,785	16,520	5

Equity in Net income (Loss) of equity method investments and others	1,598	9,627	8,029	502

Segment Profits	¥32,021	¥51,578	¥19,557	61

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥62,498	¥57,587	¥(4,911)	(8)
Investment in operating leases	300,460	302,698	2,238	1
Investment in securities	4,289	3,894	(395)	(9)
Property under facility operations	155,750	170,425	14,675	9
Inventories	97,667	108,789	11,122	11
Advances for finance lease and operating lease	112,309	112,973	664	1
Equity method investments	113,178	117,040	3,862	3
Advances for property under facility operations	6,857	6,625	(232)	(3)
Goodwill, intangible assets acquired in business combinations	57,093	54,996	(2,097)	(4)

Total Segment Assets	¥910,101	¥935,027	¥24,926	3

PE Investment and Concession
Segment profits increased by ¥14,479 million to ¥2,837 million compared to fiscal 2022 due to the absence of write-downs of long-lived assets at an investee recorded in fiscal 2022.
Segment assets increased 71% to ¥605,471 million compared to the end of fiscal 2022 due to an increase in goodwill, intangible assets acquired in business combinations resulting from the acquisition of investees.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥1,101	¥1,026	¥(75)	(7)
Gains on investment securities and dividends	1,525	348	(1,177)	(77)
Operating leases	33,870	38,653	4,783	14
Sales of goods and real estate	320,104	280,361	(39,743)	(12)
Services income	28,973	55,934	26,961	93

Total Segment Revenues	385,573	376,322	(9,251)	(2)

Interest expense	2,547	2,376	(171)	(7)
Costs of operating leases	23,643	24,900	1,257	5
Costs of goods and real estate sold	289,522	240,942	(48,580)	(17)
Services expense	19,150	40,900	21,750	114
Selling, general and administrative expenses	52,742	56,449	3,707	7
Provision for credit losses, and write-downs of long-lived assets and securities	12,599	195	(12,404)	(98)
Other	(11,844)	2,193	14,037	—

Total Segment Expenses	388,359	367,955	(20,404)	(5)

Equity in Net income (Loss) of equity method investments and others	(8,856)	(5,530)	3,326	—

Segment Profits	¥(11,642)	¥2,837	¥14,479	—

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,689	¥1,616	¥(73)	(4)
Installment loans	13,542	14,225	683	5
Investment in operating leases	43,686	52,976	9,290	21
Investment in securities	6,216	36,058	29,842	480
Property under facility operations	40,725	51,978	11,253	28
Inventories	39,554	48,716	9,162	23
Advances for finance lease and operating lease	0	4	4	—
Equity method investments	35,869	28,796	(7,073)	(20)
Advances for property under facility operations	1,323	2,354	1,031	78
Goodwill, intangible assets acquired in business combinations	170,977	368,748	197,771	116

Total Segment Assets	¥353,581	¥605,471	¥251,890	71

Environment and Energy
Segment profits increased by ¥31,963 million to ¥32,960 million compared to fiscal 2022 due to the absence of write-downs of long-lived assets recorded in fiscal 2022, and due to gains on the sale of shares of subsidiaries and equity method investments due to the partial sale of an investee.
Segment assets increased 10% to ¥773,617 million compared to the end of fiscal 2022 primarily due to foreign exchange effects.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥1,001	¥1,230	¥229	23
Services income	155,303	210,240	54,937	35
Other	3,928	4,300	372	9

Total Segment Revenues	160,232	215,770	55,538	35

Interest expense	5,365	12,276	6,911	129
Services expense	123,981	167,733	43,752	35
Selling, general and administrative expenses	12,814	16,276	3,462	27
Provision for credit losses, and write-downs of long-lived assets and securities	19,564	50	(19,514)	(100)
Other	1,518	2,452	934	62

Total Segment Expenses	163,242	198,787	35,545	22

Equity in Net income (Loss) of equity method investments and others	4,007	15,977	11,970	299

Segment Profits	¥997	¥32,960	¥31,963	—

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥7,910	¥6,723	¥(1,187)	(15)
Installment loans	2,382	2,138	(244)	(10)
Investment in operating leases	279	264	(15)	(5)
Investment in securities	961	1,580	619	64
Property under facility operations	330,598	362,043	31,445	10
Inventories	356	9,825	9,469	—
Advances for finance lease and operating lease	6	1	(5)	(83)
Equity method investments	202,589	188,436	(14,153)	(7)
Advances for property under facility operations	57,520	88,493	30,973	54
Goodwill, intangible assets acquired in business combinations	101,007	114,114	13,107	13

Total Segment Assets	¥703,608	¥773,617	¥70,009	10

Insurance
Segment profits increased 9% to ¥62,990 million compared to fiscal 2022 due to an increase in life insurance costs as a result of increased payouts to policy holders, despite an increase in life insurance premiums and related investment income resulting from an increase in insurance contracts.
Segment assets decreased 1% to ¥2,050,412 million compared to the end of fiscal 2022 due to a decrease in investment in securities.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥265	¥300	¥35	13
Life insurance premiums and related investment income	484,377	496,561	12,184	3
Other	2,062	2,626	564	27

Total Segment Revenues	486,704	499,487	12,783	3

Interest expense	551	365	(186)	(34)
Life insurance costs	364,355	375,326	10,971	3
Selling, general and administrative expenses	63,731	60,815	(2,916)	(5)
Provision for credit losses, and write-downs of long-lived assets and securities	(0)	(1)	(1)	—
Other	288	(3)	(291)	—

Total Segment Expenses	428,925	436,502	7,577	2

Equity in Net income (Loss) of equity method investments and others	82	5	(77)	(94)

Segment Profits	¥57,861	¥62,990	¥5,129	9

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥17,983	¥18,109	¥126	1
Investment in operating leases	28,296	27,467	(829)	(3)
Investment in securities	2,010,362	1,982,573	(27,789)	(1)
Equity method investments	10,772	17,577	6,805	63
Goodwill, intangible assets acquired in business combinations	4,732	4,686	(46)	(1)

Total Segment Assets	¥2,072,145	¥2,050,412	¥(21,733)	(1)

Banking and Credit
Segment profits decreased 9% to ¥37,610 million compared to fiscal 2022 due to the absence of gains on investment securities and dividends at ORIX Bank recorded in fiscal 2022, and an increase in advertising expenses at ORIX Credit.
Segment assets totaled ¥2,698,747 million, remaining relatively unchanged compared to the end of fiscal 2022.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥76,191	¥78,066	¥1,875	2
Gains on investment securities and dividends	101	(351)	(452)	—
Services income	6,427	7,059	632	10

Total Segment Revenues	82,719	84,774	2,055	2

Interest expense	5,259	5,698	439	8
Services expense	6,726	7,229	503	7
Selling, general and administrative expenses	29,112	33,351	4,239	15
Provision for credit losses, and write-downs of long-lived assets and securities	2,395	716	(1,679)	(70)
Other	(168)	(318)	(150)	—

Total Segment Expenses	43,324	46,676	3,352	8

Equity in Net income (Loss) of equity method investments and others	2,103	(488)	(2,591)	—

Segment Profits	¥41,498	¥37,610	¥(3,888)	(9)

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,397,599	¥2,395,340	¥(2,259)	(0)
Investment in securities	275,672	289,621	13,949	5
Inventories	0	9	9	—
Equity method investments	2,114	2,006	(108)	(5)
Goodwill, intangible assets acquired in business combinations	11,771	11,771	0	—

Total Segment Assets	¥2,687,156	¥2,698,747	¥11,591	0

Aircraft and Ships
Segment profits increased by ¥20,902 million to ¥18,583 million compared to fiscal 2022 due to an increase in equity in net income (loss) of equity method investments at Avolon and an increase in operating leases revenues in our ship-related business and aircraft-related business.
Segment assets increased 9% to ¥742,890 million compared to the end of fiscal 2022 due to an increase in equity method investments and an increase in investment in operating leases primarily resulting from foreign exchange effects.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥3,382	¥7,312	¥3,930	116
Operating leases	28,620	37,208	8,588	30
Services income	7,439	10,871	3,432	46
Other	0	(726)	(726)	—

Total Segment Revenues	39,441	54,665	15,224	39

Interest expense	11,400	18,877	7,477	66
Costs of operating leases	17,965	16,898	(1,067)	(6)
Services expense	865	2,103	1,238	143
Selling, general and administrative expenses	7,325	10,369	3,044	42
Provision for credit losses, and write-downs of long-lived assets and securities	2,331	1	(2,330)	(100)
Other	(4,932)	(3,377)	1,555	—

Total Segment Expenses	34,954	44,871	9,917	28

Equity in Net income (Loss) of equity method investments and others	(6,806)	8,789	15,595	—

Segment Profits	¥(2,319)	¥18,583	¥20,902	—

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥95,107	¥75,914	¥(19,193)	(20)
Investment in operating leases	271,910	295,858	23,948	9
Investment in securities	0	5,112	5,112	—
Inventories	113	37	(76)	(67)
Equity method investments	306,646	347,508	40,862	13
Goodwill, intangible assets acquired in business combinations	10,322	18,461	8,139	79

Total Segment Assets	¥684,098	¥742,890	¥58,792	9

ORIX USA
Segment profits decreased 35% to ¥49,021 million compared to fiscal 2022 due primarily to the absence of gains on sales of subsidiaries and equity method investments recorded in fiscal 2022, despite an increase in services income.
Segment assets increased 7% to ¥1,462,717 million compared to the end of fiscal 2022 due primarily to foreign exchange effects.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥91,021	¥106,875	¥15,854	17
Gains on investment securities and dividends	29,742	29,209	(533)	(2)
Services income	29,699	47,345	17,646	59
Other	3,135	2,460	(675)	(22)

Total Segment Revenues	153,597	185,889	32,292	21

Interest expense	17,140	43,643	26,503	155
Services expense	4,149	4,871	722	17
Selling, general and administrative expenses	79,404	85,515	6,111	8
Provision for credit losses, and write-downs of long-lived assets and securities	1,360	4,741	3,381	249
Other	1,989	3,824	1,835	92

Total Segment Expenses	104,042	142,594	38,552	37

Equity in Net income (Loss) of equity method investments and others	25,680	5,726	(19,954)	(78)

Segment Profits	¥75,235	¥49,021	¥(26,214)	(35)

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥475	¥483	¥8	2
Installment loans	722,440	747,783	25,343	4
Investment in operating leases	4,653	3,612	(1,041)	(22)
Investment in securities	320,006	384,082	64,076	20
Property under facility operations and servicing assets	79,000	81,291	2,291	3
Inventories	685	142	(543)	(79)
Advances for finance lease and operating lease	945	0	(945)	—
Equity method investments	89,220	87,513	(1,707)	(2)
Goodwill, intangible assets acquired in business combinations	148,674	157,811	9,137	6

Total Segment Assets	¥1,366,098	¥1,462,717	¥96,619	7

ORIX Europe
Segment profits decreased 18% to ¥40,675 million compared to fiscal 2022 due to an increase in selling, general and administrative expenses, and a decrease in services income due to a decrease in the average amount of assets under management resulting from weaker market conditions, despite the absence of the write-down of intangible assets recorded in fiscal 2022.
Segment assets increased 4% to ¥417,941 million compared to the end of fiscal 2022 due primarily to foreign exchange effects.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥56	¥812	¥756	—
Gains on investment securities and dividends	1,609	(1,349)	(2,958)	—
Services income	219,207	207,829	(11,378)	(5)

Total Segment Revenues	220,872	207,292	(13,580)	(6)

Interest expense	(647)	4,317	4,964	—
Services expense	53,199	48,921	(4,278)	(8)
Selling, general and administrative expenses	95,620	112,129	16,509	17
Other	23,115	609	(22,506)	(97)

Total Segment Expenses	171,287	165,976	(5,311)	(3)

Equity in Net income (Loss) of equity method investments and others	(251)	(641)	(390)	—

Segment Profits	¥49,334	¥40,675	¥(8,659)	(18)

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥75,171	¥76,648	¥1,477	2
Equity method investments	9,820	10,213	393	4
Goodwill, intangible assets acquired in business combinations	316,878	331,080	14,202	4

Total Segment Assets	¥401,869	¥417,941	¥16,072	4

Asia and Australia
Segment profits decreased 32% to ¥34,952 million compared to fiscal 2022 due to a decrease in equity in net income (loss) of equity method investments and an impairment loss at equity method investments in Greater China, despite an increase in operating leases revenues primarily in South Korea and Australia.
Segment assets increased 7% to ¥1,395,096 million compared to the end of fiscal 2022 due to an increase in net investment in leases and an increase in investment in operating leases primarily in South Korea, despite a decrease in installment loans in Greater China.

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥47,237	¥59,933	¥12,696	27
Gains on investment securities and dividends	790	1,574	784	99
Operating leases	82,004	104,614	22,610	28
Services income	14,635	20,613	5,978	41
Other	577	1,698	1,121	194

Total Segment Revenues	145,243	188,432	43,189	30

Interest expense	20,548	31,992	11,444	56
Costs of operating leases	61,595	78,950	17,355	28
Services expense	9,672	12,214	2,542	26
Selling, general and administrative expenses	29,711	37,844	8,133	27
Provision for credit losses, and write-downs of long-lived assets and securities	891	2,601	1,710	192
Other	(888)	1,820	2,708	—

Total Segment Expenses	121,529	165,421	43,892	36

Equity in Net income (Loss) of equity method investments and others	27,907	11,941	(15,966)	(57)

Segment Profits	¥51,621	¥34,952	¥(16,669)	(32)

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥405,043	¥454,961	¥49,918	12
Installment loans	321,994	312,809	(9,185)	(3)
Investment in operating leases	286,214	329,549	43,335	15
Investment in securities	32,135	36,444	4,309	13
Property under facility operations	1,084	1,184	100	9
Inventories	483	202	(281)	(58)
Advances for finance lease and operating lease	3,919	3,720	(199)	(5)
Equity method investments	248,388	249,481	1,093	0
Goodwill, intangible assets acquired in business combinations	6,829	6,746	(83)	(1)

Total Segment Assets	¥1,306,089	¥1,395,096	¥89,007	7

Revenues, New Business Volumes and Investments
Finance revenues

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥281,701	¥319,478	¥37,777	13

Finance revenues increased 13% to ¥319,478 million for fiscal 2023 compared to fiscal 2022 due primarily to an increase in interest rates in the Americas and changes in foreign currency exchange rates.
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

For further information, see Note 6 of “Item 18. Financial Statements.”

Installment loans
Consolidated financial statements data have been changed since fiscal 2024. The amounts of Installment loans in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”

	As of and for the year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,206,988	¥1,277,590	70,602	6
Japan	769,558	889,855	120,297	16
Overseas	437,430	387,735	(49,695)	(11)
Installment loans	3,899,503	3,905,026	5,523	0

Note:
The balance of installment loans related to our life insurance operations is included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New loans added increased 6% to ¥1,277,590 million compared to fiscal 2022. In Japan, new loans added increased 16% to ¥889,855 million compared to fiscal 2022. In overseas, new loans added decreased 11% to ¥387,735 million compared to fiscal 2022 due mainly to decreased lending activity in the Americas and ship-related finance

The balance of installment loans as of March 31, 2023 remained flat at ¥3,905,026 million compared to March 31, 2022, due mainly to foreign exchange effects despite decreases in the new loans added in the Americas and ship-related finance, as well as the collection amounts exceeding the new loans added in Asia.

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Real estate loans	¥2,007,570	¥1,949,865	¥(57,705)	(3)
Card loans	173,687	171,635	(2,052)	(1)
Other	27,770	29,688	1,918	7

Subtotal	2,209,027	2,151,188	(57,839)	(3)

Corporate borrowers in Japan
Real estate companies	278,607	296,228	17,621	6
Non-recourse loans	74,085	124,499	50,414	68
Commercial, industrial and other companies	168,607	165,951	(2,656)	(2)

Subtotal	521,299	586,678	65,379	13

Consumer borrowers in overseas
Real estate loans	105,860	107,094	1,234	1
Other	30,136	43,054	12,918	43

Subtotal	135,996	150,148	14,152	10

Corporate borrowers in overseas
Real estate companies	273,789	277,839	4,050	1
Non-recourse loans	80,918	38,654	(42,264)	(52)
Commercial, industrial companies and other	626,491	660,840	34,349	5

Subtotal	981,198	977,333	(3,865)	0

Equity method investees	38,236	27,424	(10,812)	(28)

Purchased loans *	13,747	12,255	(1,492)	(11)

Total	¥3,899,503	¥3,905,026	5,523	0

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
The balance of installment loans to consumer borrowers in Japan as of March 31, 2023 decreased 3% to ¥2,151,188 million compared to the balance as of March 31, 2022, due primarily to a decrease in the balance of real estate loans for consumers. The balance of installment loans to corporate borrowers in Japan as of March 31, 2023 increased 13% to ¥586,678 million compared to the balance as of March 31, 2022, due mainly to an increase in the balance of non-recourse
loans. The balance of installment loans to consumer borrowers in overseas as of March 31, 2023 increased 10% to ¥150,148 million compared to the balance as of March 31, 2022, due primarily to an increase in Asia, as well as foreign exchange effects. The balance of installment loans to corporate borrowers in overseas as of March 31, 2023 remained flat at ¥977,333 million compared to the balance as of March 31, 2022, in line with the aforementioned decrease in the Americas, ship-related finance and Asia despite foreign exchange effects.
For further information, see Note 7 of “Item 18. Financial Statements.”
Asset quality
Consolidated financial statements data have been changed since fiscal 2024. The amounts of financial assets and allowances for credit losses in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”
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

	(Millions of yen, except percentage data)
Non-performing loans not individually assessed for credit losses and allowance for credit losses on installment loans not individually assessed for credit losses:
Non-performing loans not individually assessed for credit losses	¥34,479	¥33,706
Non-performing loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	0.90%	0.87%
Provision for credit losses as a percentage of the average balance of installment loans not individually assessed for credit losses*	0.05%	0.14%
Allowance for credit losses on installment loans not individually assessed for credit losses	¥36,932	¥39,460
Allowance for credit losses on installment loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	0.96%	1.02%
The ratio of charge-offs as a percentage of the average balance of loans not individually assessed for credit losses*	0.33%	0.10%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.
The provision for credit losses as a percentage of the average balance of installment loans not individually assessed for credit losses increased 0.09% compared to fiscal 2022, due mainly to the decline of forecasted future economic indicators such as GDP growth rates and unemployment rates in the Americas.

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

	(Millions of yen)
Non-performing loans individually assessed for credit losses and allowance for credit losses on installment loans individually assessed for credit losses:
Non-performing installment loans individually assessed for credit losses	¥52,479	¥48,304
Allowance for credit losses on installment loans individually assessed for credit losses*	12,856	9,361

*
The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

The provision for credit losses on installment loans individually assessed for credit losses was ¥5,034 million and ¥5,487 million, respectively, in fiscal 2022 and fiscal 2023. The charge-off
of installment loans individually assessed for credit losses was ¥6,291 million and ¥9,605 million, respectively, in fiscal 2022 and fiscal 2023. The provision for credit losses on installment loans individually assessed for credit losses increased ¥453 million compared to fiscal 2022. The charge-off
of installment loans individually assessed for credit losses increased ¥3,314 million compared to fiscal 2022.
The table below sets forth the outstanding balance of
non-performing
loans individually assessed for credit losses by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually assessed for credit losses.

	As of March 31,
	2022	2023

	(Millions of yen)
Non-performing loans individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥10,850	¥11,161
Card loans	3,415	3,655
Other	15,317	14,527

Subtotal	29,582	29,343

Corporate borrowers in Japan
Real estate companies	2,203	2,022
Commercial, industrial and other companies	2,765	1,239

Subtotal	4,968	3,261

Consumer borrowers in overseas
Real estate loans	129	231
Other	286	774

Subtotal	415	1,005

Corporate borrowers in overseas
Non-recourse loans	856	933
Commercial, industrial and other companies	13,531	12,075

Subtotal	14,387	13,008

Equity method investees	1,643	666

Purchased loans	1,484	1,021

Total	¥52,479	¥48,304

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
For further information, see Note 8 of “Item 18. Financial Statements.”
Allowance for credit losses
Consolidated financial statements data have been changed since fiscal 2024. The amounts of allowances for credit losses in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”
We recognize allowances for credit losses on net investment in leases and installment loans.

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Allowance for credit losses:
Beginning balance	¥75,040	¥66,091	¥(8,949)	(12)
Net investment in leases	16,522	16,303	(219)	(1)
Loans not individually assessed for credit losses	44,560	36,932	(7,628)	(17)
Loans individually assessed for credit losses	13,958	12,856	(1,102)	(8)
Provision (Reversal)* 1	8,603	12,486	3,883	45
Net investment in leases	1,577	1,678	101	6
Loans not individually assessed for credit losses	1,992	5,321	3,329	167
Loans individually assessed for credit losses	5,034	5,487	453	9
Charge-offs (net)	(21,387)	(16,187)	5,200	(24)
Net investment in leases	(2,781)	(2,610)	171	(6)
Loans not individually assessed for credit losses	(12,315)	(3,972)	8,343	(68)
Loans individually assessed for credit losses	(6,291)	(9,605)	(3,314)	53
Other* 2	3,835	2,150	(1,685)	(44)
Net investment in leases	985	348	(637)	(65)
Loans not individually assessed for credit losses	2,695	1,179	(1,516)	(56)
Loans individually assessed for credit losses	155	623	468	302
Ending balance	66,091	64,540	(1,551)	(2)
Net investment in leases	16,303	15,719	(584)	(4)
Loans not individually assessed for credit losses	36,932	39,460	2,528	7
Loans individually assessed for credit losses	12,856	9,361	(3,495)	(27)

*1
“Provision for credit losses” in the consolidated statements of income amounted to ¥5,388 million and ¥8,117 million for fiscal 2022 and 2023, respectively, and the amounts include provision for credit losses on other than net investment in leases and installment loans.

*2	Other mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Provision for credit losses:
Net investment in leases	¥1,577	¥1,678	¥101	6
Loans not individually assessed for credit losses	1,992	5,321	3,329	167
Loans individually assessed for credit losses	5,034	5,487	453	9

Subtotal	8,603	12,486	3,883	45

Off-balance sheet credit exposures	(4,449)	(4,542)	(93)	2
Available-for-sale debt securities	21	(21)	(42)	—
Accounts receivable	1,213	194	(1,019)	(84)

Total	¥5,388	¥8,117	¥2,729	51

The provision on installment loans not individually assessed for credit losses were ¥1,992 million and ¥5,321 million in fiscal 2022 and 2023, respectively. The provision for credit losses on loans not individually assessed in fiscal 2023 increased compared to fiscal 2022 due mainly to the decline of forecasted future economic indicators such as GDP growth rates and unemployment rates in the Americas.
The provision on installment loans individually assessed for credit losses were ¥5,034 million and ¥5,487 million in fiscal 2022 and 2023, respectively. The provision for credit losses on loans individually assessed increased mainly in the Americas.
The provision for credit losses on
off-balance
sheet credit exposures in fiscal 2022 was a reversal of ¥4,449 million, which was mainly caused by improved macroeconomic forecast in the Americas. The provision for credit losses on off-balance
sheet credit exposures in fiscal 2023 was a reversal of ¥4,542 million, which was mainly caused by economic recovery from the
COVID-19
pandemic in the Americas.
For further information, see Note 8 of “Item 18. Financial Statements.” In addition, for further information about allowance for off-balance
sheet credit exposures and allowance for credit losses on
available-for-sale
debt securities, see Note 31 and 9 of “Item 18. Financial Statements.”
Investment in Securities
Consolidated financial statements data have been changed since fiscal 2024. The amounts of Investment in Securities in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”

	As of and for the year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥607,691	¥571,404	¥(36,287)	(6)
Japan	498,830	476,082	(22,748)	(5)
Overseas	108,861	95,322	(13,539)	(12)
Investment in securities	2,761,698	2,852,378	90,680	3

Note:
The balance of investment in securities related to our life insurance operations is included in investment in securities in our consolidated balance sheets; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in our consolidated statements of income.
New securities added decreased to ¥571,404 million in fiscal 2023 compared to fiscal 2022. New securities added in Japan decreased 5% in fiscal 2023 compared to fiscal 2022 due primarily to a decrease in investments in corporate debt securities and municipal bond securities. New securities added overseas decreased 12% in fiscal 2023 compared to fiscal 2022 due primarily to decreases in fund investments and investments in available-for-sale
debt securities.
The balance of our investment in securities as of March 31, 2023 increased 3% to ¥2,852,378 million compared to March 31, 2022.

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities by security type:
Equity securities	¥469,992	¥500,832	¥30,840	7
Trading debt securities	2,503	2,179	(324)	(13)
Available-for-sale debt securities	2,174,891	2,234,608	59,717	3
Held-to-maturity debt securities	114,312	114,759	447	0

Total	¥2,761,698	¥2,852,378	¥90,680	3

Investments in equity securities as of March 31, 2023 increased 7% to ¥500,832 million compared to March 31, 2022 due primarily to an increase in investment in equity securities with readily determinable fair value in Europe and a fund investment in Japan. Investments in trading debt securities as of March 31, 2023 decreased 13% to ¥2,179 million compared to March 31, 2022. Investments in available-for-sale
debt securities as of March 31, 2023 increased 3% to ¥2,234,608 million compared to March 31, 2022 due primarily to an increase in investments in municipal bond securities and available-for-sale
debt securities in Japan, and municipal bond securities and CMBS/RMBS in the Americas.
Held-to-maturity
debt securities consists of our life insurance business’s investment in Japanese government bonds.
For further information, see Note 9 of “Item 18. Financial Statements.”
Gains on investment securities and dividends
Consolidated financial statements data have been changed since fiscal 2024. The amounts of Gains on investment securities and dividends in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities	¥40,151	¥25,705	¥(14,446)	(36)
Dividends income	1,925	2,145	220	11

Total	¥42,076	¥27,850	¥(14,226)	(34)

Notes:	1.	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.
	2.	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities”.

Net gains on investment securities decreased 36% to ¥25,705 million in fiscal 2023 compared to fiscal 2022 due to a decrease in gains on sales of shares. Dividends income increased 11% to ¥2,145 million in fiscal 2023 compared to fiscal 2022. Due to the above results, gains on investment securities and dividends decreased 34% to ¥27,850 million in fiscal 2023 compared to fiscal 2022.
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
Revenues from operating leases in fiscal 2023 increased 11% to ¥499,541 million compared to fiscal 2022 due primarily to an increase in revenues from leases in the leasing business in Asia and Australia and in the aircraft leasing business, and an increase in sales of real estate under operating leases. In fiscal 2022 and 2023, gains from the disposition of operating lease assets were ¥40,148 million and ¥56,932 million, respectively.
Costs of operating leases increased 5% to ¥336,987 million in fiscal 2023 compared to fiscal 2022 due primarily to an increase in investments in the leasing business in Asia and Australia and investments in the aircraft leasing business.
New equipment acquisitions related to operating leases increased 15% to ¥446,850 million in fiscal 2023 compared to fiscal 2022 due primarily to an increase in investments in the leasing business in Asia and Australia and an increase in investments in the aircraft leasing business.

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

Investment in transportation equipment operating leases as of March 31, 2023 increased 5% to ¥947,507 million compared to March 31, 2022 due primarily to an increase in investments in the aircraft leasing business. Investment in measuring and information-related equipment operating leases as of March 31, 2023 increased 9% to ¥130,836 million compared to March 31, 2022 due primarily to an increase in investments in the rental business. Investment in real estate operating leases as of March 31, 2023 increased 4% to ¥270,939 million compared to March 31, 2022 due primarily to an increase in investments in real estate under operating leases in Japan. Investment in other operating leases as of March 31, 2023 increased 5% to ¥47,939 million compared to March 31, 2022 due primarily to an increase in investments in the rental business.
For further information, see Note 6 of “Item 18. Financial Statements.”
Life insurance
We reflect all income and losses (other than provision for credit losses) that we recognize on securities and investment in partnerships and other investments, installment loans, real estate under operating leases and other investments held in connection with our life insurance operations as life insurance premiums and related investment income in our consolidated statements of income.
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 of “Item 18. Financial Statements.”

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥431,289	¥451,404	¥20,115	5
Life insurance-related investment income	50,521	42,666	(7,855)	(16)

Total	¥481,810	¥494,070	¥12,260	3

Life insurance costs	¥363,569	¥373,906	¥10,337	3

	Year ended March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income (loss):
Net income on investment securities and investment in partnerships and other investments	¥43,323	¥35,350	¥(7,973)	(18)
Gains recognized in income on derivative	6,276	4,820	(1,456)	(23)
Interest on loans, income on real estate under operating leases, and others	922	2,496	1,574	171

Total	¥50,521	¥42,666	¥(7,855)	(16)

Life insurance premiums and related investment income increased 3% to ¥494,070 million in fiscal 2023 compared to fiscal 2022.
Life insurance premiums increased 5% to ¥451,404 million in fiscal 2023 compared to fiscal 2022 due to an increase in the number of policies in force.
Life insurance-related investment income decreased 16% to ¥42,666 million in fiscal 2023 compared to fiscal 2022. Net income on investment securities and investment in partnerships and other investments decreased mainly in investment income from assets under variable annuity and variable life insurance contracts.
Life insurance costs increased 3% to ¥373,906 million in fiscal 2023 compared to fiscal 2022 due mainly to an increase in payouts to policy holders.

	As of March 31,		Change
	2022	2023	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investments by life insurance operations:
Equity securities and Investment in partnerships and other investments	¥232,413	¥241,588	¥9,175	4
Available-for-sale debt securities	1,674,409	1,643,803	(30,606)	(2)
Held-to-maturity debt securities	114,312	114,759	447	0

Subtotal	2,021,134	2,000,150	(20,984)	(1)

Installment loans, real estate under operating leases and other investments	46,279	45,576	(703)	(2)

Total	¥2,067,413	¥2,045,726	¥(21,687)	(1)

Investment in securities as of March 31, 2023 decreased 1% to ¥2,000,150 million compared to March 31, 2022 resulting from a decrease in available-for-sale
debt securities due to a decrease in assets under variable annuity and variable life insurance contracts and an increase in unrealized losses despite an increase in equity securities and fund investments due to fund investment.
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
Sales of goods and real estate decreased 10% to ¥392,569 million compared to fiscal 2022 due mainly to the sale of a subsidiary in fiscal 2023 and a decrease in sales of goods.
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
For further information, see Note 4 of “Item 18. Financial Statements”.
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
Other (income) and expense
Other (income) and expense was a net expense of ¥14,445 million during fiscal 2023 compared to a net expense of ¥20,494 million during fiscal 2022. In other (income) and expense, we recognized foreign currency transaction losses of ¥1,956 million during fiscal 2023 compared to foreign currency transaction losses of ¥3,349 million during fiscal 2022, and we recognized impairment losses on goodwill and other intangible assets of ¥515 million during fiscal 2023 compared to impairment losses on goodwill and other intangible assets of ¥22,561 million during fiscal 2022. For further information on our goodwill and other intangible assets, see Note 13 of “Item 18. Financial Statements.”
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
Equity in net income (loss) of equity method investments
Consolidated financial statements data have been changed since fiscal 2024. The amounts of equity in net income (loss) of equity method investments in the previous year have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”
Equity in net income (loss) of equity method investments decreased in fiscal 2023 to ¥22,081 million compared to ¥24,565 million in fiscal 2022 due to decreases in equity in net income (loss) of equity method investments from investees in the Americas, and equity in net income (loss) of Asia which recorded losses primarily resulting from impairment losses, partially offset by increases in equity in net income (loss) of equity method investments from investees relating to real estate and Avolon. For further information, see Note 12 of “Item 18. Financial Statements.”
Gains on sales of subsidiaries and equity method investments and liquidation losses, net
Consolidated financial statements data have been changed since fiscal 2024. The amounts of gains on sales of subsidiaries and equity method investments and liquidation losses, net in the previous year have been retrospectively reclassified for this change. For further information, see Note 1 of “Item 18. Financial Statements.”
Gains on sales of subsidiaries and equity method investments and liquidation losses, net decreased to ¥33,000 million in fiscal 2023 compared to ¥191,999 million in fiscal 2022, due to the favorable profit from sales in Japan and the Americas including the sale of the business of Yayoi in fiscal 2022. For further information, see Note 3 of “Item 18. Financial Statements.”
Bargain Purchase Gain
In fiscal 2023, we recognized bargain purchase gains of ¥1,174 million associated with four of the acquisitions executed in fiscal 2023 compared to no bargain purchase gain in fiscal 2022. For further information, see Note 3 of “Item 18. Financial Statements.”
Provision for income taxes
Provision for income taxes decreased to ¥95,245 million in fiscal 2023 compared to ¥186,594 million in fiscal 2022 due primarily to a decrease in income before income taxes. For further information, see Note 16 of “Item 18. Financial Statements.”

Net income (loss) attributable to the noncontrolling interests
Net income (loss) attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net income attributable to the noncontrolling interests in fiscal 2023 was ¥6,561 million, compared to ¥5,477 million in fiscal 2022.
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
Uncertainties remain caused by factors such as geopolitical instability, as well as increased rates of inflation. Depending on future developments, we expect an increase in liquidity risk, including higher procurement costs. Specifically, we may be unable to borrow new funds or roll-over existing funds; we may be unable to issue bonds, MTNs and CP in the capital markets; and we expect there will be an increase in the amount of interest we need to pay if we are able to access such funding. Notwithstanding the current environment, the ORIX Group is working to maintain stable procurement and reduce liquidity risk in accordance with the above policy. In addition, with respect to rising costs, we are working to maintain a high rating from rating agencies and to maintain good communication with the market so that we can raise funds at reasonable interest rates when refinancing our existing funding.
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
Sources of Liquidity
Borrowings from Financial Institutions
ORIX Group borrows from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2024, the number of our lenders was about 200. We have promoted regular face-to-face
communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. As of March 31, 2023 and 2024, short-term debt from Japanese and foreign financial institutions were ¥464,287 million and ¥436,822 million, respectively, while long-term debt from financial institutions were ¥3,734,530 million and ¥3,987,754 million, respectively.
In fiscal 2024, we made an advance prepayment of ¥34,000 million for a subordinated syndicated loan (hybrid loan) that was made in fiscal 2017, which could be repaid after 7 years. To make such prepayment, in fiscal 2023, we procured ¥34,000 million in financing by entering into a subordinated syndicated loan (hybrid loan). We intend to continue to strengthen our financial condition, while maintaining appropriately diverse funding.
Committed Credit Facilities
We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2023 and 2024 were ¥698,560 million and ¥758,667 million, respectively. Of these figures, the unused amounts as of March 31, 2023 and 2024 were ¥518,585 million and ¥559,322 million, respectively. A portion of these facilities is arranged to be drawn down in foreign currencies by ORIX and certain of our overseas subsidiaries. The decision to enter into a committed credit facility is made based on factors including our balance of cash and cash equivalents and repayment schedules of short-term debt such as CP.
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
The total balance of bonds and MTNs issued as of March 31, 2023 and 2024 was ¥1,324,622 million and ¥1,481,858 million, respectively, of which bonds and MTNs amounting to ¥48,189 million and ¥70,818 million, respectively, were issued by overseas subsidiaries.
As of March 31, 2023 and 2024, the balance of bonds issued by ORIX for domestic institutional investors was ¥468,864 million and ¥498,923 million, respectively, while the balance of bonds issued by ORIX for individual investors were ¥154,640 million and ¥144,551 million, respectively. The balances of bonds and MTNs issued outside Japan were ¥636,770 million and ¥726,908 million as of March 31, 2023 and 2024, respectively.
CP
We offer CP as a direct financing source, and have successfully obtained a diverse range of investors such as financial institutions and investment trusts, as well as private corporations. We consider our liquidity levels and stagger the dates of issuance and maturity over time to avoid significant overlap. The balance of outstanding CP as of March 31, 2023 and 2024 was ¥44,509 million and ¥13,849 million, respectively.
Securitization
We securitize loan receivables and other assets. We recognize liabilities consolidated with such investments as our liabilities when required under applicable accounting standards. The total amounts of payables under securitized loan receivables and other assets as of March 31, 2023 and 2024 were ¥150,571 million and ¥160,072 million, respectively.
Deposits
ORIX Bank and ORIX Asia Limited each accept deposits from customers. These deposits taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.
The majority of deposits are attributable to ORIX Bank, which mainly attracts retail deposits, and which deposit balances remain stable. Deposit balances of ORIX Bank as of March 31, 2023 and 2024 were ¥2,238,651 million and ¥2,236,432 million, respectively.
Short-term and long-term debt and deposits
Short-term Debt

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Short-term debt :
Borrowings from financial institutions	¥464,287	¥436,822	¥(27,465)	(6)
Secured borrowings on securities lending transactions	0	120,116	120,116	—
Bonds	0	1,122	1,122	—
Commercial paper	44,509	13,849	(30,660)	(69)
Payable under securitized loan receivables and other assets	0	2,186	2,186	—

Total short-term debt	¥508,796	¥574,095	¥65,299	13

Note:
The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. There were no such liabilities recorded as of March 31, 2023. Such liabilities as of March 31, 2024 were ¥2,186 million.

Short-term debt as of March 31, 2024 was ¥574,095 million. The ratio was 9% and 9% of total debt (excluding deposits) as of March 31, 2023 and 2024. As of March 31, 2024, 76% of short-term debt was borrowings from financial institutions.
Long-term debt

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Long-term debt :
Borrowings from financial institutions and other	¥3,734,530	¥3,987,754	¥253,224	7
Bonds	1,175,087	1,208,672	33,585	3
Medium-term notes	149,535	272,064	122,529	82
Payable under securitized loan receivables and other assets	150,571	157,886	7,315	5

Total long-term debt	¥5,209,723	¥5,626,376	¥416,653	8

Note:
The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. Such liabilities as of March 31, 2023 and 2024 were ¥349,528 million and ¥339,143 million, respectively.

Long-term debt as of March 31, 2024 was ¥5,626,376 million. The ratio was 91% and 91% of total debt (excluding deposits) as of March 31, 2023 and 2024. Borrowings from financial institutions and other comprised 71% of the long-term debt as of March 31, 2024.
46% of interest paid on long-term debt in fiscal 2024 was fixed rate interest, with the remainder being floating rate interest.
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
Deposits

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Deposits	¥2,246,345	¥2,245,835	¥(510)	(0)

Note:	VIEs did not have any deposits as of March 31, 2023 and 2024.
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
For further information concerning our SPEs, see Note 11 of “Item 18. Financial Statements.”

Contractual Obligations
The table below sets forth the maturities of contractual cash obligations as of March 31, 2024.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years

	(Millions of yen)
Contractual cash obligations:
Deposits	¥2,245,835	¥1,387,011	¥626,705	¥117,841	¥114,278
Long-term debt	5,626,376	880,885	1,494,666	1,526,289	1,724,536
Unconditional purchase obligations of lease equipment	8,306	0	8,306	0	0
Lease liabilities related to lessee leases	285,021	51,474	71,131	47,730	114,686
Unconditional noncancelable contracts for computer systems	14,172	6,218	6,197	1,756	1
Interest rate swaps:
Notional amount (floating to fixed)	520,782	81,579	199,694	46,129	193,380
Notional amount (fixed to floating)	138	—	—	—	138

Total contractual cash obligations	¥8,700,630	¥2,407,167	¥2,406,699	¥1,739,745	¥2,147,019

Items excluded from the above table include short-term debt of ¥574,095 million, trade notes, accounts and other payable of ¥362,504 million and policy liabilities and policy account balances of ¥1,892,510 million as of March 31, 2024.
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
Our cash flows primarily consist of:

•
cash outflows and inflows which are generated primarily from principal payments received under net investment in lease, life insurance related income and costs, costs of inventories and sales of inventories, and services income and services expense classified as cash flows from operating activities;

•
cash outflows and inflows which are generated primarily from purchases of lease equipment and proceeds from sales of lease equipment, purchases of securities and proceeds from sales of securities, and originations of installment loans and principal payments received under installment loans classified as cash flows from investing activities; and

•
cash outflows and inflows which are generated primarily from proceeds from short-term and long-term debt, repayment of short-term and long-term debt, and deposits due to customers classified as cash flows from financing activities.

The use of cash is heavily dependent on the volume of operating assets for new business. As new business volumes for assets such as leases and loans increase, we require more cash to meet those needs, while a decrease in new business volumes results in a less use of cash and an increase in debt repayment.
For cash flow information regarding interest and income tax payments, see Note 5 of “Item 18. Financial Statements.”
Year Ended March 31, 2024 Compared to Year Ended March 31, 2023
Cash, cash equivalents and restricted cash as of March 31, 2024 were ¥1,185,307 million due to a decrease of ¥181,601 million compared to March 31, 2023.
Cash flows provided by operating activities were ¥1,243,402 million during fiscal 2024, up from ¥913,088 million during fiscal 2023. This change resulted primarily from the absence of an increase in payment of income taxes during the previous fiscal year.
Cash flows used in investing activities were ¥1,372,803 million during fiscal 2024, up from ¥1,098,478 million during fiscal 2023. This change resulted primarily from an increase in purchases of lease equipment and originations of installment loans, partially offset by a decrease in acquisitions of subsidiaries, and an increase in sales of subsidiaries.
Cash flows used in financing activities were ¥85,477 million during fiscal 2024 compared to the inflow of ¥438,308 million during fiscal 2023. This change resulted primarily from a decrease in proceeds from debt with maturities longer than three months.
Year Ended March 31, 2023 Compared to Year Ended March 31, 2022
Cash, cash equivalents and restricted cash as of March 31, 2023 were ¥1,366,908 million due to an increase of ¥275,096 million compared to March 31, 2022.
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
COMMITMENTS FOR CAPITAL EXPENDITURES
As of March 31, 2024, we had commitments for the purchase of equipment to be leased in the amount of ¥8,306 million. For information on commitments, guarantees and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.

TREND INFORMATION
See the discussion under “—Results of Operations” and “—Liquidity and Capital Resources.”
COMMITMENTS
The table below sets forth the maturities of guarantees and other commitments as of March 31, 2024.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years

	(Millions of yen)
Commitments:
Guarantees	¥904,297	¥93,310	¥172,242	¥193,826	¥444,919
Committed credit lines and other	498,482	153,499	132,696	45,708	166,579

Total commercial commitments	¥1,402,779	¥246,809	¥304,938	¥239,534	¥611,498

A subsidiary in the United States is authorized to underwrite, originate, fund and service multi-family and senior housing loans without prior approval from Federal National Mortgage Association (hereinafter, “Fannie Mae”) under the Delegated Underwriting and Servicing program and Federal Home Loan Mortgage Corporation (hereinafter, “Freddie Mac”) under the Delegated Underwriting Initiative program. As part of these programs, Fannie Mae and Freddie Mac provide a commitment to purchase the loans.
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risks of the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥519,665 million as of March 31, 2024.
The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae and Freddie Mac, including among others, that: the mortgage meets Fannie Mae and Freddie Mac requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty has been breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae and Freddie Mac for any related losses incurred. The subsidiary had no such repurchase claims during fiscal 2024.
For a discussion of commitments, guarantees and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”
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
The Company and its subsidiaries classify and prioritize inputs used in valuation techniques to measure fair value into the following three levels:

•	Level 1—Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2— Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 —Unobservable inputs for the assets or liabilities.
The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). We mainly measure certain loans held for sale, trading debt securities, available-for-sale
debt securities, certain equity securities, derivatives, certain reinsurance recoverables in other assets, variable annuity and variable life insurance contracts in policy liabilities and policy account balances, and certain accounts payable at fair value on a recurring basis. Certain subsidiaries measure certain loans held for sale, certain foreign government bond securities and foreign corporate debt securities included in available-for-sale
debt securities, certain investment funds included in equity securities, certain reinsurance contracts, and variable annuity and variable life insurance contracts at fair value on a recurring basis as they elected the fair value option.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2024:

	March 31, 2024
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(Millions of yen)
Financial Assets:
Loans held for sale	¥129,959	¥0	¥33,393	¥96,566
Available-for-sale debt securities	2,665,478	11,491	2,334,690	319,297
Equity securities	415,607	108,964	143,786	162,857
Derivative assets	72,986	52	66,433	6,501
Other assets	2,786	0	0	2,786

Total	¥3,286,816	¥120,507	¥2,578,302	¥588,007

Financial Liabilities:
Derivative liabilities	¥95,686	¥607	¥90,862	¥4,217
Policy Liabilities and Policy Account Balances	167,207	0	0	167,207
Accounts Payable	14,136	0	0	14,136

Total	¥277,029	¥607	¥90,862	¥185,560

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 requires particularly careful judgment because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.
As of March 31, 2024, financial assets measured at fair value on a recurring basis and classified as Level 3 and the percentages of total assets are as follows:

	March 31, 2024
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)

	(Millions of yen, except percentage data)
Level 3 Assets:
Loans held for sale	¥96,566	1

Available-for-sale debt securities	319,297	2
Japanese prefectural and foreign municipal bond securities	10,922	0
Corporate debt securities	5,586	0
CMBS and RMBS in the Americas	7,165	0
Other asset-backed securities and debt securities	295,624	2

Equity securities	162,857	1
Investment funds, and others	162,857	1

Derivative assets	6,501	0
Options held/written and other	6,501	0

Other assets	2,786	0
Reinsurance recoverables	2,786	0

Total Level 3 financial assets	¥588,007	4

Total assets	¥16,322,100	100

As of March 31, 2024, the amount of financial assets classified as Level 3 was ¥588,007 million, among financial assets that we measured at fair value on a recurring basis. Level 3 assets represent 4% of our total assets.
Other asset-backed securities and debt securities, and Investment funds, and others classified as Level 3 were ¥295,624 million and ¥162,857 million respectively, as of March 31, 2024, which are 50% and 28% of total Level 3 financial assets, respectively.
With respect to the other asset-backed securities and debt securities, we determined that due to the lack of observable trades for older vintage and below investment grade securities, we continue to limit the reliance on independent pricing service vendors and brokers. As a result, we established internally developed pricing models using valuation techniques such as discounted cash flow methodologies using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, we use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of other asset-backed securities.
Investment funds, and others classified as Level 3 are investments held by the investment companies which are owned by a certain Americas subsidiary, and certain investments in investment funds for which certain subsidiaries elected the fair value option. With respect to investments held by the investment companies which are owned by a certain Americas subsidiary, fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. With respect to certain investments in investment funds for which certain subsidiaries elected the fair value option, the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market, broker quotes, or discounted cash flow methodologies.
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
For more discussion, see Note 2 of “Item 18. Financial Statements.”
ESTIMATING THE FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES ASSUMED IN A BUSINESS COMBINATION
The Company and its subsidiaries account for all business combinations using the acquisition method. Under the acquisition method, the assets acquired and liabilities assumed are recognized and measured based on their fair values at the date control is obtained. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests.

The measurement of the fair value of identifiable assets acquired and liabilities assumed in a business combination may require significant judgments, assumptions, and estimates. For intangible assets acquired in a business combination, when observable market values are not available, the Company and its subsidiaries measure fair value using valuation techniques such as the excess earnings method and the royalty exemption method. The use of such valuation techniques requires the estimation of assumptions such as future sales growth rates, operating margins, and discount rates. Because valuation involves significant judgment, the use of different assumptions or different valuation techniques could have a material impact on the financial position and results of operations of the Company and its subsidiaries.
Although management believes that these fair value calculations are reasonable, they could be affected by future changes in uncertain economic conditions, which could require revisions to assumptions and valuation techniques, which could have a material impact on the financial position and results of operations of the Company and its subsidiaries.
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
INSURANCE POLICY LIABILITIES AND DEFERRED POLICY ACQUISITION COSTS
Certain subsidiaries write life insurance policies to customers. The policies are classified as long-duration contracts and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. The calculation of liabilities for future policy benefits other than individual annuities is computed using the same contract groupings (also referred to as cohorts) by policy year, currency, payment method (full term payment or limited payment) and product category and the liabilities for future policy benefits are computed using the net level premium method based on expected future policy benefit payments. A liability is recorded for the present value of expected future policy insurance benefits to be paid and certain related costs, less the present value of expected future net premium to be earned, at the time the premium revenue recognized. For limited payment contracts, the excess of gross premiums received over net premium is recorded as a deferred profit liability.
The liabilities for future policy benefits are measured using assumptions such as mortality, morbidity, lapse, expense and discount rates. These assumptions are determined based on historical experience, industry data and other factors. Certain subsidiaries review and update future cash flow assumptions at least annually except for expense assumptions. Certain subsidiaries elected to lock in and not to update expense assumptions after expense assumptions are determined based on the most recent actual results at the time of contract issuance. When assumptions are updated, the net premium ratios for calculating the liabilities for future policy benefits are also updated. Certain subsidiaries review and update its future cash flow assumptions at least annually except for expense assumptions, and update the net premium ratios for calculating the liabilities for future policy benefits by cohort, reflecting historical actual cash flows. Certain subsidiaries remeasure the liabilities for future policy benefits using the updated assumptions as of the beginning of the reporting period in which the assumptions are updated and record the change from the remeasurement as gains or losses. For periods subsequent to the remeasurement, certain subsidiaries calculate the liabilities for future policy benefits using updated net premium ratios. If net premiums exceed gross premiums, the liabilities for future policy benefits are increased and the excess is recognized immediately in earnings.
Certain subsidiaries use a yield curve based on the yields on single-A
rated fixed-income instruments as upper-medium grade fixed-income instrument yields with durations similar to the liabilities for future policy benefits to determine discount rate assumptions. The yields on single-A
rated fixed-income instruments are referenced in the index provided by a third-party pricing vendor. The discount rate assumptions are updated quarterly and are used for remeasurement of the liability at the reporting date. Changes in the liabilities for future policy benefits resulting from updates of discount rate assumptions are recognized in other comprehensive income (loss), net of applicable income tax. For periods beyond the observable period of the referenced index, the discount rate yield curve beyond the observable period of the referenced index is interpolated to the ultimate forward rate using the Smith-Wilson method.
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in earnings. The changes in fair value of the variable annuity and variable life insurance contracts are linked to the fair value of the investment in securities managed on behalf of variable annuity and variable life policyholders. Additionally, certain subsidiaries provide minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. Therefore, certain subsidiaries adjust the fair value of the underlying investments by incorporating changes in fair value of the minimum guarantee risk in the evaluation of the fair value of the entire variable annuity and variable life insurance contracts. The fair value of the minimum guarantee risk is measured using discounted cash flow methodologies based on discount rates, mortality, lapse rates, annuitization rates and other factors.

Certain subsidiaries ceded a portion of their minimum guarantee risk related to variable annuity and variable life insurance contracts to reinsurance companies in order to mitigate the risk and elected the fair value option for the reinsurance contracts. In addition, we economically hedge risks that are not covered by reinsurance. The reinsurance contracts do not relieve certain subsidiaries from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on certain subsidiaries.
Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of certain subsidiaries, less withdrawals, expenses and other charges.
Certain costs related directly to the successful acquisition of new or renewal insurance contracts are deferred. Deferred policy acquisition costs consist primarily of agent commissions, except for policy maintenance costs, and underwriting expenses. For amortization of deferred policy acquisition costs, insurance contracts are grouped by contract year, currency, payment method (full term payment or limited payment) and product category, using the same contract groupings for the calculation of the liabilities for future policy benefits. Deferred policy acquisition costs are amortized at constant-level basis for each cohort over the expected term of the policies.
For all cohorts, the number of policies in force for the amortization of deferred policy acquisition costs is projected using mortality and lapse rates estimated based on historical experience, industry data and other factors, which are consistent with those assumptions used for calculating the liabilities for future policy benefits. When mortality and lapse rates are updated, the effects on the amortization of deferred policy acquisition costs are derived by updating the projected number of policies in force and recognized prospectively over the expected term of the policies.
The accounting estimates relating to insurance policy liabilities and deferred policy acquisition costs affect Insurance segment.
Although management believes that these estimates relating to insurance policy liabilities and deferred policy acquisition costs are reasonable, they could be affected by future changes in uncertain economic conditions etc., which could require revisions to assumptions, which could have a material impact on the financial position and results of operations of the Company and its subsidiaries.
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
We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2024 would decrease or increase, respectively, by approximately ¥2,969 million.
Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.
If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2024 would decrease by approximately ¥1,253 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2024 would increase by approximately ¥1,422 million.
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
FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY
We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate held for investment and rental is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2024, as well as the fair value as of the end of fiscal 2024.

Year ended March 31, 2024
Carrying amount * 1
Balance at April 1, 2023	Change amount	Balance at March 31, 2024	Fair value at March 31, 2024 * 2
	(Millions of yen)
¥383,812	¥(7,241)	¥376,571	¥453,128

* 1	Carrying amounts are stated as cost less accumulated depreciation and accumulated impairment loss.
* 2
Fair value is either obtained from appraisal reports by external qualified appraisers, calculated by internal appraisal department in accordance with “Real estate appraisal standards,” or calculated by other reasonable internal calculation utilizing similar methods.

Investment and rental property revenue and expense for fiscal 2024 were as follows:

Year Ended March 31, 2024
Revenue* 1	Expense* 2	Net
	(Millions of yen)
¥60,807	¥32,610	¥28,197

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

RECENT DEVELOPMENTS
NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In June 2022, Accounting Standards Update
2022-03
(“Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”—ASC 820 (“Fair Value Measurement”)) was issued. This update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value of an equity security. This update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This update also requires new disclosures for equity securities subject to contractual sale restrictions. The new disclosure shall include; (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, (2) the nature and remaining duration of the restrictions, and (3) the circumstances that could cause a lapse in the restrictions. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. This update should be applied prospectively for fair value measurement and disclosures from the adoption of the amendments. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries expect that the adoption of this update will have no material impact on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures required by this update.
In March 2023, Accounting Standards Update
2023-01
(“Common Control Arrangements”) was issued as the amendments to ASC 842 (“Leases”). This update requires that leasehold improvements associated with common control leases are amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term), as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. And this update provides a practical expedient for private companies to determine whether a related party arrangement between entities under common control is a lease, or to determine the classification of and accounting for that lease when the arrangement is a lease. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024 choosing the option to apply the amendments prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The Company and its subsidiaries expect that the adoption of this update will have no material impact on the Company and its subsidiaries’ results of operations or financial position.
In March 2023, Accounting Standards Update
2023-02
(“Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method”) was issued as the amendments to ASC 323 (“Investments—Equity Method and Joint Ventures”). This update expands the investments eligible to elect to apply the proportional amortization method to tax equity investments in similar tax credit programs other than the low-income
housing tax credit (LIHTC). Disclosures are required on an interim and annual basis for tax equity investments in tax credit programs for which the proportional amortization method (including investments within that elected program that do not meet the conditions to apply the proportional amortization method) is elected. This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024 on a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date will be a decrease of approximately ¥200 million in other assets and a decrease of approximately ¥200 million in retained earnings in the consolidated balance sheets. The Company and its subsidiaries will expand their disclosures that are required by this update.
In August 2023, Accounting Standards Update
2023-05
(“Recognition and Initial Measurement”—Subtopic
805-60
(“Business Combinations—Joint Venture Formations”) was issued. This update clarifies the basis of accounting for joint ventures upon formation and requires a joint venture to recognize and initially measures its assets and liabilities at fair value on its formation date. This update also requires joint ventures to make disclosures related to their formation. This update does not amend the definition of a joint venture or the accounting by an equity method investor for its investment in a joint venture. This update is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Early adoption is permitted. The Company and its subsidiaries will adopt this update on January 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In November 2023, Accounting Standards Update
2023-07
(“Improvements to Reportable Segment Disclosures”) was issued. This update requires improved disclosures for reportable segments, primarily through enhanced disclosures about significant segment expenses. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024 for the fiscal year and on April 1, 2025 for the interim periods. Since this update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.
In December 2023, Accounting Standards Update
2023-08
(“Accounting for and Disclosure of Crypto Assets”—Subtopic
350-60
(“Intangibles—Goodwill and Other—Crypto Assets”)) was issued. This update requires that crypto assets within the scope of this Subtopic generally be remeasured at fair value at the end of the reporting period and that changes in carrying amount due to remeasurement be recognized in the income statement. It also requires new disclosures about crypto assets within the scope of this Subtopic. This update is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In December 2023, Accounting Standards Update
2023-09
(“Improvements to Income Tax Disclosures”—ASC740 (“Income Taxes”)) was issued. This update requires annual disclosure of income taxes. It requires disclosure of specific categories in the rate reconciliation and separate disclosure and additional information for reconciliation items that are equal to or greater than 5% of the amount computed by multiplying pretax income (or loss) by applicable statutory income tax rate. It also requires disclosure of the amount of income tax paid for each national, local and foreign tax. Additionally, it requires separate disclosure of the amount of income taxes paid disaggregated by each tax jurisdiction in which income taxes paid is equal to or greater than 5% of the total income taxes paid. This update is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company and its subsidiaries will adopt this update that require the annual disclosure on April 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ changes in disclosures required by this update.
In March 2024, Accounting Standards Update
2024-01
(“Scope Application of Profits Interest and Similar Awards”—ASC 718(“Compensation—Stock Compensation”)) was issued. This update clarifies how an entity should apply the scope guidance to determine whether profits interest and similar awards (“profits interests awards” from hereafter) should be accounted for in accordance with ASC 718(“Compensation—Stock Compensation”). This update is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The Company and its subsidiaries expect to adopt this update on April 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
RISK MANAGEMENT
Group-Wide Risk Management System
Risk Management System
The allocation of management resources within ORIX Group is conducted taking into consideration group-wide risk preferences determined by management and the business strategies of individual business units. We have established our risk management system to appropriately recognize risks relating to Group businesses on a global scale to realize allocations of management resources that are appropriate for the risks we face and report such risks to the board of directors, the Audit Committee of the board of directors, the Executive Committee, and other internal committees as the situation warrants. The board of directors and executive bodies comprehensively evaluate the performance of business units and the characteristics of the risks they face and implement necessary measures in response thereto. Through this process, we are able to control our balance sheet, allocate additional management resources to business units with strong potential for growth, and work together with internal control-related functions to analyze and manage risks. The internal audit department conducts internal audits focusing on important risks of the ORIX Group based on the annual internal audit plan.
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
Management of Principal Risks
We recognize the following risks as principal risks: credit risk, business risk, market risk, liquidity risk (risk relating to funding), compliance risk, legal risk, information / cybersecurity risk and IT risk, operational risk and other risks, and external environment-related risk. Each of these risks is managed according to its characteristics.
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
We monitor and manage exchange rate risk using indicators such as VaR (value at risk) for exchange rate volatility in our business transactions in foreign currencies and overseas investments. We appropriately manage exchange rate risk by using means such as foreign currency-denominated loans, foreign exchange contracts and currency swaps to hedge exchange rate volatility in our business transactions in foreign currencies and overseas investments.
We manage counterparty credit risk and other risks involved in hedging derivative transactions in accordance with internal rules on derivative transaction management.
With respect to the transition away from and discontinuation of LIBOR, we have completed our transition.
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
ORIX Life Insurance strives to maintain appropriate liquidity by setting standards for its holdings of cash and highly liquid governmental and corporate bonds by period and purpose. In addition to assessing current and future funding needs, ORIX Life Insurance established standards and contingency plans so that it can swiftly and appropriately respond to situations that take place within each stress.
Compliance Risk Management
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
In addition, ORIX Group strives to raise awareness for compliance matters among its executives and employees by establishing and disseminating various regulations in accordance with the ORIX Group Code of Conduct, which articulates our core standards and expectations for all executives and employees in the ORIX Group. Progress in sustaining a culture of compliance through internal training and other activities is regularly reported to our Audit Committee.
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
To avoid, reduce and prevent transactional legal risk, we generally require that the legal department and the compliance department both be involved in evaluating and/or executing transactions.
For transactional agreements relating to business transactions, we have established a contract review and approval process involving the legal department in accordance with our prescribed internal rules.
To ensure that proper legal procedures are followed in connection with actual or potential disputes and litigation, we require that the legal department and the compliance department both be involved in the management of such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties. In addition, we have in place systems such as a system for monitoring for trademark applications that could infringe on trademarks held by ORIX Group.
The legal department manages intellectual property rights and takes necessary protective measures immediately if an actual or potential infringement of ORIX Group’s intellectual property rights is discovered.
Information / Cybersecurity Risk and IT Risk Management
ORIX Group’s technology management department provides rules and guidelines such as information system development and operational governance bylaws, engages in reviews of system investments (with system investments above a certain size being deliberated by the Information Technology Management Committee) and the governance of systems quality and development projects from the development stage to the system’s final launch to reduce the risk of system failures. In addition, there are ongoing efforts to strengthen the management of IT services to ensure stability in the system operations for systems that are currently in operation and the evaluation of the appropriateness of measures to prevent the recurrence of major failures in systems managed by Group companies. For more information regarding our Information Technology Management Committee, see “Item 6. Directors, Senior Management and Employees—Corporate Governance System—Executive Officers—Information Technology Management Committee.” For information / cybersecurity risk, see “Item 16K. Cybersecurity.”
Operational Risk and Other Risks Management
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
On top of structuring our human resources systems to flexibly respond to factors such as national and regional labor markets, market practices, compensation standards, laws and regulations, job descriptions and business characteristics, we are continuously creating a work environment that respects human rights and making efforts to improve productivity and to achieve and promote employee well-being in response to a changing environment.

Additionally, we have established a system for teams to contact risk management departments promptly in cases where an operational risk incident, customer claim or similar matter has arisen so that we can respond quickly and carefully and take measures to prevent reoccurrences.
External Environment-related Risk Management
Among the external environment-related risks that we face such as those relating to the business environment, we are particularly focused on developing our systems to address and manage risks related to natural disasters and other unexpected risks. We have established internal rules to manage risks associated with disasters and implemented a framework for organizational implementation of basic principles to manage risks arising from events such as natural disasters, terrorism and infectious diseases, as well as related activities.
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
In the environment and energy business, we conduct various businesses in the renewable energy, energy conservation, electricity retail, resource recycling and waste processing operations sectors both in and outside of Japan. They are easily impacted by factors such as the external environment, and changes in social trends, systems and legal regulations, a surge in commodity prices, an increase in volatility for electricity prices, and disruption in supply chains can be ongoing threats. Due to these potential factors, while there are cases when it becomes necessary to change the revenue structure of individual businesses, we are able to quickly identify trend changes in the external environment and seek new revenue generation opportunities through business model shifts, new business developments, and business portfolio shuffles.
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
In the ships business, we operate in the financing business, including operating leases and maritime asset management business, where the main risks the businesses face are credit risk, business risk, market risk and operational risk. Credit risk is managed at the time of financing through comprehensive assessments of the borrower’s performance and related collateral. After conducting the financing, we continue to monitor borrowers and, for borrowers that require caution, our policy requires management to consider the collectability of the financing and to determine the necessity of an allowance for credit losses or an impairment. We generally limit our financing to ships with high versatility that are comparatively easy to re-lease
and evaluate sales depending on changes in market conditions. Operational risk primarily arises from the risk of managing ships that we own, but we are able to substantially mitigate the possibility of unforeseen events by reliable in-house
ship management and limiting the outsourcing of ship management to experienced and stable partners and conducting regular assessments.
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
Operational risk is the main risk for the agency lending business in the United States. We make and sell loans and mortgage-backed securities and provide servicing and asset management services with regard to those loans and mortgage-backed securities. The majority of those loans and mortgage-backed securities are insured by the Federal Housing Administration or guaranteed by a government-sponsored financial institution such as Fannie Mae and Freddie Mac. We conduct our agency lending business in accordance with the designated procedures set forth by these government agencies and government-sponsored institutions; and monitor and manage loan servicing and asset management quality through internal auditing for compliance with the designated procedures and periodic reviews by these agencies and institutions.
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
In addition to monitoring to maintain and ensure satisfactory levels of credit, market and operational risk, we review our products and services to constantly maintain and improve performance and quality in response to changes in the business environment and evolving customer needs.
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
(The number of meetings of the Board of Directors held in fiscal 2024 and the attendance of each member)

Name	Status of attendance at the Board of Directors Meetings held in fiscal 2024
Makoto Inoue	Attended eight of eight meetings of the Board of Directors*
Shuji Irie	Attended eight of eight meetings of the Board of Directors*
Satoru Matsuzaki	Attended eight of eight meetings of the Board of Directors*
Stan Koyanagi	Attended eight of eight meetings of the Board of Directors*
Yasuaki Mikami	Attended six of six meetings of the Board of Directors during his term as a member of the Board of Directors*
Michael Cusumano	Attended eight of eight meetings of the Board of Directors*
Sakie Akiyama	Attended eight of eight meetings of the Board of Directors*
Hiroshi Watanabe	Attended eight of eight meetings of the Board of Directors*
Aiko Sekine	Attended eight of eight meetings of the Board of Directors*
Chikatomo Hodo	Attended eight of eight meetings of the Board of Directors*
Noriyuki Yanagawa	Attended eight of eight meetings of the Board of Directors*
Yoshiteru Suzuki	Attended two of two meetings of the Board of Directors during his term as a member of the Board of Directors

*	Furthermore, the Board of Directors passed two deemed resolutions in fiscal 2024 pursuant to Article 370 of the Companies Act.
(Major Considerations by the Board of Directors)

•	Decision on content of proposals to be submitted to the general meeting of shareholders

•	Decision on basic management policy

•	Election of executive officers

•	Delegation of decisions on the operational execution to the representative executive officer

•	Deliberation on evaluation of the effectiveness of the Board of Directors

•	Monitoring of the execution of duties by executive officers based on the reports from executive officers and the three committees, etc.
Composition and size of Board of Directors
The Board of Directors is composed of directors, including outside directors who possess broad knowledge and experience. The number of directors on the board is also maintained at the level we consider to be appropriate for effective and efficient board discussion.
The Board of Directors as of June 27, 2024 included 11 members, six of whom are outside directors.
Structure and Activities of the Three Committees
As of June 27, 2024, all three committees (Nominating, Audit and Compensation Committees) are composed entirely of outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 27, 2024	3 Members (Outside Directors: 3) Sakie Akiyama (Chairperson) Hiroshi Watanabe Aiko Sekine	3 Members (Outside Directors: 3) Aiko Sekine (Chairperson) Chikatomo Hodo Noriyuki Yanagawa	3 Members (Outside Directors: 3) Hiroshi Watanabe (Chairperson) Michael Cusumano Chikatomo Hodo
Number of meetings held during fiscal 2024 (Attendance rate)	Seven (7) meetings (100%)	Fourteen (14) meetings (100%)	Five (5) meetings (100%)
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
(The number of meetings of the Nominating Committee held in fiscal 2024 and the attendance of each committee member)

Name	Status of attendance at Nominating Committee Meetings held in fiscal 2024
Sakie Akiyama	Attended seven of seven meetings of the Nominating Committee
Hiroshi Watanabe	Attended seven of seven meetings of the Nominating Committee
Aiko Sekine	Attended seven of seven meetings of the Nominating Committee
(Major Considerations by the Nominating Committee)

•	Decision on the content of proposals to be submitted to the general meeting of shareholders regarding the election of directors

•	Deliberation on the selection of directors to form each committee and the appointment of executive officers

•	Deliberation on the appointment of executive officers and group executives, and changes to the division of their duties

•	Deliberation on the succession plan
Furthermore, the Nominating Committee ensures that the Board of Directors possesses the appropriate levels of and diversity in knowledge, experience, and expertise, through an established decision-making process for directors’ appointments. The Nominating Committee stipulates the “Requirements for Independent Directors” in accordance with the nomination criteria for director candidates described below. The Nominating Committee also nominates executive officer candidates to the Board of Directors following an assessment of candidates’ past experiences, knowledge, and suitability for the position to execute business decisions in the Company’s existing and new businesses.
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
Audit Committee
The Audit Committee monitors the execution of duties of the directors and executive officers and prepares audit reports. In addition, the Audit Committee decides the content of proposals to appoint, dismiss or refuse the reappointment of the Company’s Independent Auditor, which are submitted to the general meeting of shareholders. (See “—Policies on Auditing and Auditing System—
Audit Committee
” for discussion of the main considerations of the Audit Committee and the attendance status of each committee member in fiscal 2024.)
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
(The number of meetings of the Compensation Committee held in fiscal 2024 and the attendance of each committee member)

Name	Status of attendance at Compensation Committee Meetings held in fiscal 2024
Hiroshi Watanabe	Attended five of five meetings of the Compensation Committee
Michael Cusumano	Attended five of five meetings of the Compensation Committee
Chikatomo Hodo	Attended five of five meetings of the Compensation Committee
(Major Considerations by the Compensation Committee)

•	Decision on the performance evaluations and individual payment amounts related to performance-linked compensation (annual bonus) for fiscal 2023

•	Deliberation and decision on the compensation system for directors and executive officers for fiscal 2024

•	Deliberation on the compensation levels for directors and executive officers based on the outcome of an investigation by a third-party compensation research agency

•	Deliberation and decision on the establishment of an executive compensation clawback policy.
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
Important decision-making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:
Executive Committee
The EXCO, which consists of the CEO and executive officers and others appointed by the CEO, deliberates on important matters related to the management of the Company. Matters considered crucial to our operations are reported to the Board of Directors as appropriate.
Sustainability Committee
The Sustainability Committee, which consists of the CEO and executive officers and others appointed by the CEO, deliberates on important matters related to promoting and implementing sustainability. Additionally, certain matters are reported to the Board of Directors depending on their content and level of importance.
*External experts may potentially be invited.
Investment and Credit Committee
The Investment and Credit Committee, which consists of the CEO and executive officers and others appointed by the CEO, deliberates on investments and credit transactions that exceed certain specified investment or credit amounts. Matters considered crucial to our operations are reported to the Board of Directors as appropriate after being deliberated on by the EXCO.
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

•
The Committee shall monitor and verify the content of resolutions made by the Board of Directors concerning the ORIX Group’s internal control system and the formulation and status of operations of the Group’s internal control systems. In particular, it shall consider the validity and effectiveness of compliance systems, systems to ensure the credibility of financial reporting, and risk management systems.

•
The Committee shall monitor and verify whether directors, executive officers, and employees under the supervision of executive officers are complying with laws, ordinances, and the provisions of the Articles of Incorporation in fulfilling their obligations of loyalty and due diligence, as well as any other legal obligations to the Group.

•
The Committee shall monitor and verify whether executive officers are determining the execution of their duties and carrying out said duties in a sound, fair, appropriate, and efficient manner in accordance with basic management policies, medium-term management plans, and other plans and policies established by the Board of Directors.

•
To ensure the fairness and credibility of audits, the Committee shall monitor and verify whether the independent certified public accountants are maintaining an unbiased attitude and an independent position and conducting appropriate audits as a professional expert.

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
(The number of meetings of the Audit Committee held in fiscal 2024 and the attendance of each committee member)

Name	Status of attendance at Audit Committee Meetings held in Fiscal 2024
Aiko Sekine	Attended fourteen of fourteen meetings of the Audit Committee
Chikatomo Hodo	Attended fourteen of fourteen meetings of the Audit Committee
Noriyuki Yanagawa	Attended fourteen of fourteen meetings of the Audit Committee

(Major Considerations by the Audit Committee)

•	Decision on Audit Committee Audit Plan (determination of audit policies, methods, allocation, and costs)

•	Decision on remuneration of the independent certified public accountants

•	Decision on evaluation and reappointment of the independent certified public accountants

•	Decision on the Group Internal Audit Department mid-term audit policy and annual audit plan

•	Decision on policy for selecting candidates for Audit Committee members

•	Preapproval for entrustment of non-audit services, etc.

•	Business execution reports by the CEO and executive officers

•	Report on the Group Internal Audit Department activities

•	Internal control-related functions activity report

•	Financial report

•	Accounting audits report
In addition to the above, to enhance discussion in the Audit Committee and to strengthen cooperation among Audit Committee members, opportunities to reflect on the audit plan and audit activities were provided at regular intervals. In addition, the members of the Audit Committee collected information useful for audit activities, including the current status of each business of the ORIX Group, business strategies, and project progress, through activities such as briefing sessions with executive officers and inspections of business sites, operating facilities, etc.
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
Group Internal Audit Department and Group Corporate Auditors
The Group Internal Audit Department, which includes 70 staff (as of the end of May 2024), performs internal audits in accordance with the Institute of Internal Auditors (IIA) standards*. An external quality assessment confirmed our practices as “Generally Conforms” to IIA standards. The scope of our internal auditing focuses on the effectiveness of internal control systems, the efficiency and effectiveness of operations, compliance, and other factors pertaining to the management of the ORIX Group through a risk-based approach. The Group Internal Audit Department also jointly identifies and monitors critical risk through cooperation with corporate auditors and internal audit functions at group companies and works to maintain and enhance the ORIX Group’s internal auditing system. The Group Internal Audit Department promotes the acquisition of professional qualifications related to internal audits (such as certified internal auditors, certified information system auditors, certified public accountants, and U.S. certified public accountants). In fiscal 2024, more than one-third
of the staff of the Group Internal Audit Department possessed such qualifications.
*IIA standards : “The International Professional Practices Framework” and “Code of Ethics” set by The IIA. The IIA was founded in 1941 in the United States, and provides leadership for the global profession of internal auditing.

Interactions among the Audit Committee, the Independent Certified Public Accountants and others
In order to ensure the effectiveness of audits, the Audit Committee, the Group Internal Audit Department and the internal control-related functions, and the independent certified public accountants work together through the following procedures.

•
The Audit Committee receives regular reports from the Group Internal Audit Department on the annual audit plan, the status of auditing activities of the Group, and the status and results of internal control evaluation related to financial reporting by the Group Internal Audit Department. The Audit Committee confirms problems in business execution and exchanges opinions as necessary. The Audit Committee may also request an investigation from the Group Internal Audit Department if necessary.

•	The Audit Committee regularly receives reports from internal control-related functions on the status of operation of the internal control system, and exchanges opinions as necessary.

•
The Audit Committee receives reports from the independent certified public accountants on the audit plan and the status and results of accounting audits and internal control audits conducted by the independent certified public accountants, and listens to and examines the audit opinions and recommendations of the independent certified public accountants. In addition, the Audit Committee exchanges opinions with the independent certified public accountants on major audit considerations.

•
The Group Internal Audit Department exchanges views with the independent certified public accountants on risk recognition regarding financial reporting as necessary, and works to strengthen collaboration in order to enhance the effectiveness and efficiency of the supervisory function.

•	The internal control-related functions provide the necessary information for audits to the Group Internal Audit Department and the independent certified public accountants, etc. as necessary.
Activities to ensure the effectiveness of audits

•
The Group Internal Audit Department has a functional reporting relationship with the Audit Committee and an administrative reporting relationship with CEO. The Chief Audit Executive (“CAE”) has the right of unlimited access, direct reporting and direct communication with the Audit Committee and CEO.

•	The Group Internal Audit Department establishes the annual audit plan with approval of the Audit Committee and the CEO.

•	The Group Internal Audit Department reports on the results of its internal audits to the Audit Committee and the CEO.

•	The Group Internal Audit Department establishes the internal audit rules with approval of the Audit Committee.
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
Based on the basic selection policy, we evaluate the independent certified public accountants every year as follows.
The Accounting Department conducts a performance survey of the main group companies that have direct contact with the independent certified public accountants and evaluates them as the accounting department based on the results of the survey.
The Audit Committee directly evaluates the independent certified public accountants and evaluates them based on the Audit Committee External Auditor Selection Evaluation List.
In the fiscal year under review, the Audit Committee conducted the aforementioned evaluation and comprehensively deliberated the content. As a result, we determined that it was desirable to reappoint KPMG AZSA LLC as the accounting auditor.
In the opinion of management, the provision of
non-audit
services did not impair the independence of KPMG AZSA LLC.

DIRECTORS
The Member of the Board of Directors of ORIX as of June 27, 2024 are as follows:

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 27, 2024
Makoto Inoue (Oct. 2, 1952)	Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer, Responsible for Group Strategy Business Unit	Apr. 1975	Joined the Company	105,010 (761,948)
		Mar. 2001	General Manager of Investment Banking Headquarters
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Assumed office of Executive Officer, the Company
Head of Alternative Investment & Development Headquarters
		Jan. 2006	Assumed office of Managing Executive Officer, the Company
		Dec. 2006	Head of Alternative Investment & Development Headquarters,
Responsible for IT Planning Office
		Jun. 2008	Head of International Administrative Headquarters,
Head of Alternative Investment & Development Headquarters,
Responsible for IT Planning Office
		Jun. 2009	Assumed office of Senior Managing Executive Officer, the Company
		Jun. 2010	Assumed office of Member of the Board of Directors, Deputy President, the Company
		Jan. 2011	Assumed office of Member of the Board of Directors, Representative Executive Officer, President, the Company Chief Operating Officer
		Jan. 2014	Co-Chief Executive Officer
		Jun. 2014	Chief Executive Officer
		Jan. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department I and II

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 27, 2024
		Apr. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department
		May 2017	Responsible for Open Innovation Business Department,
Responsible for Group IoT Business Department,
Responsible for New Business Development Department
		Jan. 2018	Responsible for Group Strategy Business Unit

Satoru Matsuzaki (Apr. 12, 1966)	Member of the Board of Directors, Senior Managing Executive Officer, Head of Corporate Business Headquarters Chairperson, ORIX Auto Corporation Chairperson, ORIX Rentec Corporation	Apr. 1989	Joined Crown Leasing Corporation (retired in Apr. 1997)	10,122 (176,420)
		Aug. 1997	Joined the Company
		Oct. 2005	General Manager of Strategic Planning Group, Investment Banking Headquarters
		Apr. 2006	General Manager of Investment and Operation Group, Investment Banking Headquarters
		Feb. 2010	Head of Office of the President
		Jun. 2010	General Manager of Corporate Planning Department
		Jan. 2012	General Manager of Corporate Planning Department,
General Manager of Corporate Communications Department
		May 2012	General Manager of Corporate Planning Department,
Special Advisor to Responsible for Corporate Communications Department
		Jan. 2013	Assumed office of Executive Officer, the Company
Responsible for Corporate Planning Department,
Responsible for Corporate Communications Department
		Jan. 2014	Domestic Sales Administrative Headquarters: Head of New Business Development and Head of Tokyo Sales

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 27, 2024
		Jun. 2015	Responsible for New Business Development Department I and II, Head of Tokyo Sales Headquarters
		Jan. 2017	Head of Eastern Japan Sales Headquarters
		Jan. 2018	Assumed office of Managing Executive Officer, the Company Head of Domestic Sales Administrative Headquarters, Head of Eastern Japan Sales Headquarters
		Jan. 2019	Head of Corporate Business Headquarters
		Jun. 2019	Assumed office of Member of the Board of Directors, Managing Executive Office, the Company
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Chairperson, ORIX Auto Corporation,
Chairperson, ORIX Rentec Corporation

Stan Koyanagi (Dec. 25, 1960)	Member of the Board of Directors, Senior Managing Executive Officer, Global General Counsel Responsible for Legal Function Unit	Oct. 1985	Joined SHEPPARD, MULLIN, RICHTER & HAMPTON LLP (retired in May 1988)	5,000 (0)
		Jan. 1993	Partner, GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP) (retired in Feb. 1997)
		Mar. 1997	Vice President, ORIX USA Corporation (currently ORIX Corporation USA)
		Mar. 1999	General Counsel, Vice President and Manager, ORIX USA Corporation (currently ORIX Corporation USA) (retired in Dec. 2003)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 27, 2024
		Jan. 2004	Vice President and Associate General Counsel, KB HOME (retired in Jun. 2013)
		Jul. 2013	Joined the Company
Global General Counsel of Global Business Headquarters
		Jun. 2017	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company
Responsible for Enterprise Risk Management, Global General Counsel
		Jun. 2018	Head of Enterprise Risk Management Headquarters
		Jan. 2019	Responsible for Enterprise Risk Management Headquarters
		Jan. 2022	Responsible for Legal and Compliance Headquarters
		Jan. 2023	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Responsible for Legal Function Unit

Yasuaki Mikami (Jan. 29, 1968)	Member of the Board of Directors, Senior Managing Executive Officer, Responsible for Corporate Function Unit Responsible for Work Style Reform Project	Apr. 1990	Joined the Company	2,616 (115,388)
		Mar. 2006	Senior Vice President of Principal Investment Group, Investment Banking Headquarters
		Mar. 2007	Senior Vice President and Treasurer, ORIX USA Corporation (currently ORIX Corporation USA)
		Oct. 2010	Head of Secretarial Office
		Jan. 2014	General Manager of Secretarial Office
		Jul. 2015	General Manager of Human Resources Department
		Jan. 2016	Deputy Head of Human Resources and Corporate Administration Headquarters,
General Manager of Human Resources Department

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 27, 2024
		Jan. 2017	Assumed office of Executive Officer, the Company
Head of Group Human Resources and Corporate Administration Headquarters,
Responsible for Secretarial Office
		Jun. 2017	Head of Group Human Resources and Corporate Administration Headquarters,
Responsible for Work Style Reform Project
		Jan. 2018	Head of Group Human Resources and Corporate Administration Headquarters,
Responsible for Secretariat of The Board of Directors
		Jan. 2020	Assumed office of Managing Executive Officer, the Company
		Jan. 2023	Assumed office of Senior Managing Executive Officer, the Company
Responsible for Corporate Function Unit
		Jun. 2023	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company

Hidetake Takahashi (Jan. 13, 1971)
Member of the Board of Directors,
Senior Managing Executive Officer,
Head of Energy and Eco Services Headquarters
Group Strategy Business Unit,
Responsible for Global Investment Strategy
Member of the Board of Directors, Ubiteq, INC.
		Apr. 1993	Joined the Company	7,100 (76,416)
		Feb. 2010	General Manager of Business Development and Investment Group I, Investment Banking Headquarters
		Jun. 2010	Assumed office of Executive Officer, DAIKYO INCORPORATED
		Sep. 2011	General Manager of Planning Department, Investment and Operation Headquarters
		Nov. 2011	General Manager of Business Development Department, Investment and Operation Headquarters

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 27, 2024
		Jan. 2014	General Manager of Business Development Department, Energy and Eco Services Headquarters
		Jan. 2017	Deputy Head of Energy and Eco Services Headquarters,
General Manager of Business Development Department
		Mar. 2017	Deputy Head of Energy and Eco Services Headquarters,
General Manager of Global Business Development Department, Energy and Eco Services Headquarters
		May. 2018	Assumed office of Member of the Board of Directors, ORIX Corporation UK Limited
		Jan. 2020	Assumed office of Executive Officer, the Company
Head of Energy and Eco Services Headquarters
		Sep. 2020	Assumed office of Member of the Board of Directors, Ubiteq, INC.
		Jan. 2022	Assumed office of Managing Executive Officer, the Company
		Jan. 2024	Assumed office of Senior Managing Executive Officer, the Company
Group Strategy Business Unit,
Responsible for Global Investment Strategy
		Jun. 2024	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company

Michael Cusumano (Sep. 5, 1954)	Member of the Board of Directors (Outside Director)	Jul. 1986	Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology	0 (8,500)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 27, 2024
	Deputy Dean and Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology	Jul. 1996	Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology
		Jul. 2007	Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology (retired in Mar. 2016)
		Apr. 2016	Special Vice President and Dean, Tokyo University of Science (retired in May 2017)
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Apr. 2020	Senior Specially Appointed Professor, Tokyo University of Science (retired in Mar. 2022)
		Jul. 2020	Deputy Dean, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology

Sakie Akiyama (Dec. 1, 1962)
Member of the Board of Directors (Outside Director)
Founder, Saki Corporation
Member of the Board of Directors (Outside Director), Sony Group Corporation
Member of the Board of Directors (Outside Director), Mitsubishi Corporation
		Apr. 1987	Joined Arthur Andersen & Co. (currently Accenture Japan Ltd.) (retired in Apr. 1991)	0 (8,500)
		Apr. 1994	Founded Saki Corporation Assumed office of Representative Director and Chief Executive Officer, Saki Corporation (retired in Sep. 2018)
		Oct. 2018	Assumed office of Founder, Saki Corporation
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), the Company
Assumed office of Member of the Board of Directors (Outside Director), Sony Corporation (currently Sony Group Corporation)
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), Mitsubishi Corporation

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 27, 2024
Hiroshi Watanabe (Jun. 26, 1949)	Member of the Board of Directors (Outside Director) President, Institute for International Monetary Affairs	Apr. 1972	Joined the Ministry of Finance	0 (7,000)
		Jan. 2003	Director-General, International Bureau, Ministry of Finance
		Jul. 2004	Vice Minister of Finance for International Affairs, Ministry of Finance (retired in Jul. 2007)
		Oct. 2007	Special Advisor, Japan Center for International Finance (retired in Sep. 2008)
		Apr. 2008	Professor, Graduate School of Commerce and Management at Hitotsubashi University (currently Graduate School of Business Administration at Hitotsubashi University) (retired in Sep. 2008)
		Oct. 2008	Assumed office of Deputy Governor, Japan Finance Corporation (retired in Mar. 2012)
		Apr. 2012	Assumed office of Deputy Governor, Japan Bank for International Cooperation
		Dec. 2013	Assumed office of Governor, Japan Bank for International Cooperation (retired in Jun. 2016)
		Oct. 2016	Assumed office of President, Institute for International Monetary Affairs
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company

Aiko Sekine (May 13, 1958)	Member of the Board of Directors (Outside Director) Professor, Faculty of Commerce at Waseda University Trustee, International Valuation Standards Council	Apr. 1981	Joined Citibank, N.A., Tokyo Branch (retired in Jan. 1984)	0 (7,000)
		Oct. 1985	Joined Aoyama Audit Corporation
		Mar. 1989	Certified as Public Accountant, Japan
		Jul. 2001	Partner of Chuo Aoyama Audit Corporation (retired in Aug. 2006)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 27, 2024
	Advisor, Japanese Institute of Certified Public Accountants Audit & Supervisory Board Member (Outside), IHI Corporation Member of the Board of Directors (Outside Director), NIPPON STEEL CORPORATION	Sep. 2006	Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Japan LLC) (retired in Jul. 2016)
		Jul. 2007	Executive Board Member of Japanese Institute of Certified Public Accountants
		Jan. 2008	Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants (retired in Dec. 2010)
		Jul. 2010	Assumed office of Deputy President of Japanese Institute of Certified Public Accountants
		Jul. 2016	Assumed office of Chairman and President of Japanese Institute of Certified Public Accountants (retired in Jul. 2019)
		Jan. 2019	Member of the Nominating Committee, International Federation of Accountants (retired in Dec. 2022)
		Jul. 2019	Advisor, Japanese Institute of Certified Public Accountants
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company
Assumed office of Audit & Supervisory Board Member (Outside), IHI Corporation
		Sep. 2020	Professor, Faculty of Commerce at Waseda University
		Oct. 2020	Trustee, International Valuation Standards Council
		Jun. 2024	Assumed office of Member of the Board of Directors (Outside Director), NIPPON STEEL CORPORATION

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 27, 2024
Chikatomo Hodo (Jul. 31, 1960)
Member of the Board of Directors (Outside Director)
Member of the Board of Directors (Outside Director), KONICA MINOLTA, Inc.
Member of the Board of Directors (Outside Director), Mitsubishi Chemical Group Corporation
Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation
		Sep. 1982	Joined Arthur Andersen & Co. (currently Accenture Japan Ltd.	0 (5,500)
		Sep. 2005	Assumed office of Representative Director, Accenture Japan Ltd.
		Apr. 2006	Assumed office of Representative Director and President, Accenture Japan Ltd.
		Sep. 2015	Assumed office of Director and Chairman, Accenture Japan Ltd. (retired in Aug. 2017)
		Sep. 2017	Assumed office of Director and Senior Corporate Advisor, Accenture Japan Ltd. (retired as a Director on Jun. 2018)
		Jun. 2018	Assumed office of Member of the Board of Directors (Outside Director), KONICA MINOLTA, Inc.
		Jul. 2018	Senior Corporate Advisor, Accenture Japan Ltd. (retired in Aug. 2021)
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), Mitsubishi Chemical Holdings Corporation (currently Mitsubishi Chemical Group Corporation)
		Jun. 2021	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Jun. 2023	Assumed office of Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation

Noriyuki Yanagawa (Apr. 23, 1963)	Member of the Board of Directors (Outside Director) Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo	Apr. 1993	Specialized Teacher, Faculty of Economics of Keio University	0 (4,000)
		Apr. 1996	Assistant Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
		Apr. 2007	Associate Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 27, 2024
		Dec. 2011	Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
		Jun. 2022	Assumed office of Member of the Board of Directors (Outside Director), the Company

Notes:	1. All ORIX Members of the Board of Directors are engaged full-time except Michael Cusumano, Sakie Akiyama, Hiroshi Watanabe, Aiko Sekine, Chikatomo Hodo and Noriyuki Yanagawa.
2. Name on the family register of Aiko Sekine is Aiko Sano.
EXECUTIVE OFFICERS
The executive officers of the ORIX Group as of June 27, 2024, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 27, 2024
Eiji Arita	Managing Executive Officer	Corporate Business Headquarters Member of the Board of Directors (Outside Director), Kanamoto Co., Ltd.	1,600 (38,458)
Seiichi Miyake	Managing Executive Officer	Investment and Operation Headquarters	4,015 (38,458)
Toyonori Takahashi	Executive Officer	Group Kansai Representative Osaka IR Project Office Real Estate Sales Department Senior Managing Executive Officer, ORIX Real Estate Corporation	7,845 (87,830)
Tetsuya Kotera	Executive Officer	Corporate Business Headquarters	2,215 (44,750)
Tomoko Kageura	Executive Officer	Corporate Function Unit Corporate legal affairs	5,635 (46,833)
Nobuki Watanabe	Executive Officer	Group Strategy Business Unit CEO’s Office and New Business	561 (59,750)
Hiroyuki Ido	Executive Officer	Group Internal Audit Department	0 (33,833)

Name	Title	Areas of duties	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 27, 2024
Ryujiro Tokuma	Executive Officer	Global Transportation Services Headquarters Representative Director, Santoku Holdings Corporation	4,193 (33,833)
Hao Li	Executive Officer	Greater China Group	0 (33,833)
Ikuo Nakamura	Executive Officer	Group Strategy Business Unit Credit and Investment Management	295 (19,833)
Tomohiko Ishihara	Executive Officer	Corporate Function Unit Human Resources, Corporate Administration and Corporate Communications Secretariat of The Board of Directors	177 (19,833)
Takashi Otsuka	Executive Officer	Group Strategy Business Unit Enterprise Risk Management	1,800 (17,750)
Taro Baden	Executive Officer	Corporate Business Headquarters Group Kansai Deputy Representative	2,478 (5,833)
Tony Ahn	Executive Officer	Group Strategy Business Unit Information Security Control Department, Technology Department	0 (5,833)
Satoshi Matsui	Executive Officer	Osaka IR Project Office Senior Managing Executive Officer, ORIX Real Estate Corporation	2,300 (5,833)
Atsunori Sato	Executive Officer	Energy and Eco Services Headquarters	1,400 (5,833)

Notes:	1. Name on the family register of Tomoko Kageura is Tomoko Kanda.
2. Tony Ahn’s legal name is Donghee Ahn.
EMPLOYEES
As of March 31, 2024, we had 33,807 full-time employees, compared to 34,737 as of March 31, 2023 and 32,235 as of March 31, 2022. We employ 5,450 staff in Corporate Financial Services and Maintenance Leasing, 8,329 staff in Real Estate, 6,114 staff in PE Investment and Concession, 818 staff in Environment and Energy, 2,209 staff in Insurance, 882 staff in Banking and Credit, 270 staff in Aircraft and Ships, 1,261 staff in ORIX USA, 1,586 staff in ORIX Europe, 4,775 staff in Asia and Australia, 2,113 staff as part of our headquarters function as of March 31, 2024. As of March 31, 2024, we had 17,809 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.
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

ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥12,369 million, ¥10,093 million and ¥10,574 million in fiscal 2022, 2023 and 2024, respectively.
Indicators related to diversity (as of March 31, 2024)

Filing Company and Consolidated Subsidiaries	Percentage of female managers	Percentage of male employees taking childcare leave, etc.	Pay gap between men and women
			All employees	Of full-time employees	Of fixed-term employees and part-time employees
ORIX Corporation	31.7%	96.2%	62.2%	61.7%	68.8%
ORIX Auto Corporation	17.9%	78.1%	67.7%	66.6%	89.9%
ORIX Rentec Corporation	37.2%	66.6%	67.6%	71.9%	60.7%
ORIX Asset Management & Loan Services Corporation	30.0%	—	61.6%	60.9%	—
ORIX Real Estate Corporation	33.3%	—	71.6%	72.1%	18.4%
ORIX Environmental Resources Management Corporation	7.8%	66.6%	58.9%	65.7%	68.7%
ORIX Life Insurance Corporation	18.1%	66.6%	61.9%	61.0%	64.8%
ORIX Bank Corporation	26.7%	77.2%	66.5%	70.9%	49.5%
ORIX Computer Systems Corporation	18.7%	157.1%	76.4%	76.4%	52.5%
9 Group companies in Japan	27.2%	83.9%	63.8%	64.2%	62.4%

Notes:	1.	The percentage of female managers is calculated based on the provisions of the Act on Promotion of Women’s Participation and Advancement in the Workplace (Act No. 64, 2015). Regarding the percentage of female managers, seconded employees are counted as employees of the home company.
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
take-up
		rate may exceed 100%. “—” indicates that there are no eligible employees.
	3.	The pay gap between men and women shows the ratio of the annual average pay of female employees to the annual average pay of male employees. Regarding the pay gap between men and women, seconded employees are counted as employees of the home company. “—” indicates that there are no eligible employees.

4.	The 9 Group Companies in Japan (ORIX Corporation, ORIX Auto Corporation, ORIX Rentec Corporation, ORIX Asset Management & Loan Services Corporation, ORIX Real Estate Corporation, ORIX Environmental Resources Management Corporation, ORIX Life Insurance Corporation, ORIX Bank Corporation and ORIX Computer Systems Corporation) jointly operate as part of the ORIX Group’s personnel strategy and personnel systems.
ORIX offers a variety of work styles and occupations to help employees of diverse backgrounds maximize their performance, and by providing opportunities for them, ORIX supports the realization of the career they desire.
In addition, ORIX implements an evaluation and remuneration system that seeks to provide fair pay based on an employee’s seniority, role and duties, with adjustments for personnel evaluations. As of March 31, 2024, the pay gap between men and women in general manager positions was 95.0%. The ORIX Group has set an overall increase in the ratio of female managers as an important
ESG-related
target and is focusing on the promotion of women.
SHARE OWNERSHIP
As of June 27, 2024, the directors and executive officers of the Company directly held an aggregate of 164,362 Shares, representing 0.01% of the total Shares issued as of such date.
COMPENSATION
To promote greater management transparency in our governance, we had established the Executive Nomination and Compensation Committee in June 1999. Its functions included recommending executive remuneration. In June 2003, we adopted a “Company with Committees” board model and replaced the Executive Nominating and Compensation Committee with separate Nominating and Compensation Committees. For discussion of these committees, see “Item 6. Directors, Senior Management and Employees—Nominating Committee” and “—Compensation Committee.”
Compensation for directors and executive officers in fiscal 2024 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Performance- linked compensation (Number of people)	Share-based compensation (Number of people)	Total compensation
Non-Executive Director and Outside Director	¥110 (6)	— —	¥20 (6)	¥131 (6)
Executive Officer	¥649 (26)	¥691 (26)	¥728 (26)	¥2,069 (26)

Total	¥760 (32)	¥691 (26)	¥749 (32)	¥2,201 (32)

The above list is the amount paid in accordance with the policies for the compensation of directors and Executive Officers resolved by the Compensation Committee held on June 22, 2023.
The amount paid listed in the table above with regard to the share-based compensation is calculated by multiplying the number of points confirmed to be provided as the portion for the fiscal year ended in March 2024 by the stock market price paid by the trust when ORIX’s shares were acquired (¥1,740.27 per share).

The targets and results with regard to the KPIs of the performance-linked compensation listed in the table above are as follows:

-	Company-wide performance indicator
We targeted the milestone rate with regard to the consolidated net income growth set by the compensation committee towards the achievement of the Company’s mid-term
strategic directions, and achieved 105%.

-	Division performance indicator
We set the performance target for each division based on the company-wide performance target, and achieved 0% to 150% (median:100%) by 26 Executive Officers (based on the total evaluation including qualitative assessment).
Compensation for Makoto Inoue, Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer of ORIX, for fiscal 2024 was ¥126 million in fixed compensation, ¥132 million in performance-linked compensation and ¥137 million in share-based compensation.
Compensation for Shuji Irie, currently Advisor of ORIX, as Senior Managing Executive Officer of ORIX, for fiscal 2024 was ¥40 million in fixed compensation, ¥51 million in performance-linked compensation and ¥43 million in share-based compensation.
Compensation for Satoru Matsuzaki, Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2024 was ¥40 million in fixed compensation, ¥46 million in performance-linked compensation and ¥43 million in share-based compensation.
Compensation for Stan Koyanagi, Member of the Board of Directors, Managing Executive Officer of ORIX, for fiscal 2024 was ¥99 million (¥13 million from the Company and ¥86 million from ORIX Corporation USA) in fixed compensation and ¥134 million (¥134 million from ORIX Corporation USA) in performance-linked compensation.
Compensation for Yasuaki Mikami, Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2024 was ¥40 million in fixed compensation, ¥42 million in performance-linked compensation and ¥43 million in share-based compensation.
Compensation for Yoshiteru Suzuki, currently Group Senior Managing Executive of ORIX and President and Chief Executive Officer of ORIX Corporation USA, as Senior Managing Executive Officer of ORIX, for fiscal 2024 was ¥44 million (¥44 million from ORIX Corporation USA) in fixed compensation and ¥20 million in performance-linked compensation and ¥43 million in share-based compensation.
The actual total amount of the share-based compensation paid in fiscal 2024 was ¥127 million paid to one executive officer who retired during fiscal 2024
The Compensation Committee sets the following “Policy of Determining Compensation of Directors and Executive Officers.”
Policy of Determining Compensation of Directors and Executive Officers
ORIX’s business objective is to increase shareholder value over the medium- to long-term. ORIX believes in the importance of each director and Executive Officer responsibly performing his or her duties, and cooperation among different business units in order to achieve continued growth of the ORIX Group. The Compensation Committee believes that in order to accomplish such business objectives, directors and Executive Officers should place emphasis not only on performance during the current fiscal year, but also on medium- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, ORIX takes such factors into account when making decisions regarding the compensation system and compensation levels for directors and Executive Officers. Taking this basic policy into consideration, we have established separate policies for the compensation of directors and Executive Officers in accordance with their respective roles based on a decision of the compensation committee held on June 25, 2024.
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
Fixed compensation is, in principle, a certain amount that is added to the compensation of the chairperson and member of each committee. For share-based compensation reflecting medium- to long-term performance, directors are granted a fixed amount of points on an annual basis for their period of service, and they are paid in ORIX shares corresponding to the amount of points they have accumulated at the time of retirement.
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
Fixed compensation is decided for each individual based on a standard amount for each position. Compensation linked to business performance for the fiscal year ended March 2024 uses the level of achievement of the consolidated net income growth target as a company-wide performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 200% while, at the same time, using the level of achievement of the target of the division for which the relevant executive officer was responsible *** as a division performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 300%. In the case of Representative Executive Officers, the consolidated net income growth target is used as a sole performance indicator, adjusting the standard amount within the range of 0% to 200%. These performance indicators are selected based on the Company’s mid-term
strategic directions. In addition to the above, annual bonuses for the President, Senior Managing Executive Officers, and Managing Executive Officers will be increased or decreased by an amount ranging from 0% to 30% of the base amount for each position based on progress toward the
ESG-related
Key Goals. If progress towards
ESG-related
Key Goals is proceeding as planned, the annual bonus will not be adjusted. For share-based compensation reflecting medium- to long-term performance, executive officers are granted a fixed amount of points based on their position, and they are paid in ORIX shares corresponding to the amount of points they have accumulated at the time of retirement.

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

Compensation Clawback Policy
The Company has established a Compensation Clawback Policy pursuant to applicable NYSE listing standards. This Policy provides for the clawback of performance-linked compensation (annual bonus) received in excess of executive officers’ original salaries based on erroneous financial statements in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements.
For the authority, discretion and activity of Compensation Committee, refer to “Item 6. Directors, Senior Management and Employees—Structure and Activities of the Three Committees—Compensation Committee.”
The Compensation Committee conducts a comprehensive review, including confirming whether the specific compensation, etc. for individual Directors and Executive Directors is consistent with the compensation policies based on the resolution at the Compensation Committee meeting held on June 22, 2023, determines the compensation after verifying that the level of compensation is appropriate based on third-party research reports on Director compensation and other information, and judges whether the compensation is in line with the compensation policies.

In addition, to further strengthen the sharing of profits with our shareholders and stakeholders, we have established shareholding guidelines for our directors and executive officers to hold certain numbers of our shares in June 2005.
In June 2005, we introduced the share-based compensation, which is a program in which points are annually allocated to directors and executive officers based upon prescribed standards while in office, and the actual number of ORIX’s shares calculated based on the number of accumulated points is provided at the time of retirement. In July 2014, we started to provide these shares through a trust established by the Board Incentive Plan Trust. The Company entrusts money to the “Board Incentive Plan Trust”, which acquires ORIX’s shares from the stock market for directors and executive officers at the end of his or her tenure using money contributed in advance. The total number of points of the share-based compensation granted to directors and executive officers for fiscal 2024 is equivalent to 450,042 points. Under this system, ¥127 million, which is equivalent to 73,180 points accumulated up to the end of tenure, was paid to executive officers who left their positions during fiscal 2024. As a result, the balance to directors and executive officers as of March 31, 2024 was 2,281,985 points.
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
At the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, our shareholders approved stock option plans under which ORIX purchased shares from the open market and held them for transfer to ORIX’s directors and executive officers and some employees upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executive officers and certain employees of our subsidiaries and affiliates. From 2009 to 2024, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.
DISCLOSURE OF A REGISTRANT`S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.

Item 7. Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2024.
Each unit of Shares (1 unit = 100 Shares) has one vote, and none of our major shareholders have different voting rights. We do not issue preferred shares.

Name	Number of Shares held	Percentage of Issued shares
	(Thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	221,733	19.21
Custody Bank of Japan, Ltd. (Trust Account)	96,916	8.39
SSBTC CLIENT OMNIBUS ACCOUNT	24,782	2.14
CITIBANK, N.A. -N.Y , AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	24,228	2.09
STATE STREET BANK WEST CLIENT-TREATY 505234	23,439	2.03
SMBC Nikko Securities Inc.	17,838	1.54
JPMorgan Securities Japan Co., Ltd.	16,505	1.43
JP MORGAN CHASE BANK 385781	15,941	1.38
BNYM AS AGT/CLTS 10 PERCENT	11,778	1.02
STATE STREET BANK AND TRUST COMPANY 505223	11,107	0.96
ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2024, the percentage of issued Shares held by overseas corporations and individuals was 42.69%. As of March 31, 2024, approximately 4,845,777 ADSs were outstanding (equivalent to 24,228,885 or approximately 1.99% of ORIX’s issued Shares as of that date). As of March 31, 2024, all our ADSs were held by one record holder in the United States.
On February 5, 2024, Sumitomo Mitsui Trust Bank, Limited submitted a filing to the Securities and Exchange Commission indicating that Sumitomo Mitsui Trust Holdings, Inc. held 66,999,000 Shares, representing 5.40% of ORIX’s issued Shares, as part of Sumitomo Mitsui Trust Bank, Limited’s assets under management.
On February 6, 2024, BlackRock Group submitted a filing to the Securities and Exchange Commission indicating that BlackRock Inc., primarily through BlackRock Japan Co., Ltd, held 88,846,388 Shares, representing 7.20% of ORIX’s issued Shares, as part of BlackRock Group’s assets under management.

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
There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) above other than those listed in the table below. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) above. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥440,242 million as of March 31, 2024 and did not exceed ¥441,000 million at any time during fiscal 2024.

Each of these loans (including guarantees of any kind) was made in the ordinary course of business. The following table describes, for each related party borrower, the applicable interest rate (or range of interest rates), the largest aggregate amount outstanding during fiscal 2024 and the aggregate amount outstanding as of March 31, 2024.

Related Party	The largest aggregate amount outstanding during fiscal 2024	Aggregate amount outstanding as of March 31, 2024	Interest rate

	(Millions of yen)		(%)
ORIX Credit Corporation	¥119,024	¥119,024	0.5 – 0.9
TBJ Holdings, Inc.	105,147	105,147	2.0
Kansai Airports	13,355	12,006	6.5
Dalian Financial & Industrial Investment Group Co., Ltd.	5,777	5,777	4.5
Topia, Inc	3,392	3,392	13.0
DIC	1,890	1,640	1.2
NIDC	1,590	1,590	1.2
Shinko Medical Support Corporation	1,430	1,320	5.0
HIDROELECTRICA DE TACOTAN SA DE CV	1,012	1,012	10.9 – 14.0
Timber Parent, LLC	1,008	955	14.0
First Resort Co., Ltd.	843	785	3.5
HIDROELECTRICA DE TRIGOMIL SA DE CV	826	826	10.9 – 14.0
FLUORESCENT SUPPLY CO INC—Class AA	417	417	14.0
Pacific League Marketing Corporation	335	264	1.6
CRESTONE SERVICES GROUP, LLC	332	327	12.0 – 15.3
Innovative Ergonomic Solutions, LLC	233	230	10.0
Junseikai Medical Corporation	230	230	5.0
Beyçelik Elawan Yenileneb	150	109	7.4 – 8.7
BRAZATORTAS 220 RENOVABL.	100	98	3.3
Kadanaen Corporation	2	2	3.1
TACOTAN TRIGOMIL SERVICIOS, S.A.	1	1	3.3
IOS II, LLC	3,375	0	6.3
Meritix Airlease Limited	1,147	0	9.5
Beyçelik Gestamp Yenilenebilir Enerji Uretim, A.S.	554	0	9.1 – 10.0
Torigin Leasing Co., Ltd.	0	0	12.2
Fuji Rent Lease Corporation	0	0	0.0
In addition to the loans described above, we have guarantees in the aggregate amount of ¥185,090 million.
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
One ADS represents five Shares. On March 31, 2024, approximately 4,845,777 ADSs were outstanding. This is equivalent to 24,228,885 or approximately 1.99% of the total number of Shares issued on that date. On that date, all our ADSs were held by one record holder in the United States.
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

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS
March 31, 2020	76.00	3.53
March 31, 2021	78.00	3.65
March 31, 2022	85.60	3.50
March 31, 2023	85.60	3.10
March 31, 2024	98.60	3.29
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
Based on this fundamental policy, the annual dividend for fiscal 2024 has been decided at 98.60 yen per share (the interim dividend paid was 42.80 yen per share and the year-end
dividend has been decided at 55.80 yen per share). The payout ratio for the fiscal year ended March 31, 2024 was 33.0%.
For fiscal 2025, the annual dividend is forecasted at the higher of either payout ratio of 39% or 98.60 yen per share, which was the total dividend payment in fiscal 2024.
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
taxes that are not creditable under applicable income tax treaties. For example, these Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Japanese income tax system meets these requirements.

However, the U.S. Internal Revenue Service (the “IRS”) has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Accordingly, U.S. Holders that are not eligible for Tax Convention benefits should consult their tax advisers regarding the creditability or deductibility of any Japanese taxes imposed on dividends on, or dispositions of, the Shares or ADSs. This discussion does not apply to investors in this special situation.
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
Interest Rate Risk
Many of our assets and liabilities are composed of floating and fixed rate assets and liabilities. Our floating rate assets and liabilities utilize various rates to determine interest amounts receivable and payable thereunder, including TIBOR, prime rates and U.S. dollar SOFR, etc. Movements in market interest rates affect gains and losses in those assets and liabilities. Accordingly, we endeavor to reduce interest rate risk through techniques such as funding interest rate bearing assets through liabilities with similar interest rate characteristics, e.g., financing floating-rate assets with floating-rate liabilities and financing fixed-rate assets with fixed-rate liabilities.
In order to manage assets and liabilities in an appropriate risk position, we conduct various type of analysis for interest rate sensitivity including gains and losses impact analysis and fair value analysis of assets and liabilities.
The table below of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and short-term and long-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contract period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2024 were 4.2% for installment loans, 2.2% for investment in securities (floating and fixed rate), 2.7% for short-term and long-term debt and 0.2% for deposits. As of March 31, 2024, the average payment rate of interest rate swaps was 1.7% and the average receipt rate was 3.5%. The average interest rates of financial instruments as of March 31, 2023 were: 4.1% for installment loans, 2.0% for investment in securities (floating and fixed rate), 2.5% for short-term and long-term debt and 0.2% for deposits. As of March 31, 2023, the average payment rate of interest rate swaps was 1.5% and the average receipt rate was 3.1%. As of March 31, 2024, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2023. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.
INTEREST RATE SENSITIVITY
NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date						Total	March 31, 2024 Estimated Fair Value
	Years ending March 31,
	2025	2026	2027	2028	2029	Thereafter

	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥354,418	¥111,223	¥101,764	¥62,048	¥49,766	¥528,232	¥1,207,451	¥1,190,341
Average interest rate	3.8%	7.8%	7.6%	7.2%	4.2%	3.3%	4.5%	—
Installment loans (floating rate)	¥359,977	¥292,080	¥240,763	¥181,178	¥157,895	¥1,499,497	¥2,731,390	¥2,690,507
Average interest rate	6.0%	5.9%	6.7%	7.0%	4.5%	2.6%	4.1%	—
Investment in securities (fixed rate)	¥105,015	¥44,172	¥91,068	¥81,109	¥119,963	¥2,260,974	¥2,702,301	¥2,352,455
Average interest rate	0.9%	1.5%	1.1%	1.6%	1.3%	1.7%	1.6%	—
Investment in securities (floating rate)	¥9,175	¥434	¥1,439	¥1,261	¥7,878	¥293,452	¥313,639	¥313,023
Average interest rate	3.4%	(6.5%)	3.8%	0.1%	2.0%	7.8%	7.4%	—
Liabilities:
Short-term debt	¥574,095	¥0	¥0	¥0	¥0	¥0	¥574,095	¥574,095
Average interest rate	3.1%	—	—	—	—	—	3.1%	—
Deposits	¥1,387,011	¥381,383	¥245,322	¥44,798	¥73,043	¥114,278	¥2,245,835	¥2,244,852
Average interest rate	0.2%	0.2%	0.3%	0.3%	0.4%	0.4%	0.2%	—
Long-term debt (fixed rate)	¥421,951	¥232,236	¥325,738	¥405,748	¥424,249	¥800,138	¥2,610,060	¥2,583,020
Average interest rate	2.0%	1.8%	1.8%	2.0%	1.4%	2.0%	1.8%	—
Long-term debt (floating rate)	¥458,934	¥496,685	¥440,007	¥369,783	¥326,509	¥924,398	¥3,016,316	¥3,011,868
Average interest rate	4.2%	4.0%	3.8%	3.0%	2.5%	3.0%	3.4%	—
NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected Maturity Date						Total	March 31, 2024 Estimated Fair Value
	Years ending March 31,
	2025	2026	2027	2028	2029	Thereafter

	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥81,579	¥92,712	¥106,982	¥20,725	¥25,404	¥193,380	¥520,782	¥15,270
Average pay rate	2.0%	1.5%	2.5%	0.9%	1.8%	1.2%	1.7%	—
Average receive rate	5.5%	5.2%	4.3%	0.7%	2.8%	1.7%	3.5%	—
Notional amount (fixed to floating)	¥0	¥0	¥0	¥0	¥0	¥138	¥138	¥(3)
Average pay rate	—	—	—	—	—	5.0%	5.0%	—
Average receive rate	—	—	—	—	—	3.2%	3.2%	—

The above table excludes purchased loans, which are exposed to interest rate risk, because it is difficult to estimate the timing and extent of collection of such loans. Purchased loans are deteriorated credit loans which we acquire at a discount and for which full collection of all contractually required payments from the debtors is unlikely. The total book value of our purchased loans as of March 31, 2024 was ¥19,973 million.
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
We have identified all positions that are subject to exchange rate risk, including retained earnings accumulated in foreign currencies in our overseas subsidiaries, which is translated to Japanese yen upon consolidation. ORIX shareholders’ equity is subject to exchange rate risk arising from such translations. Other positions, such as potential losses in future earnings, are calculated using several hypothetical scenarios based on 10% changes in the relevant currencies. Based on these scenarios, exchange losses in future earnings were estimated to be ¥37 million and ¥225 million as of March 31, 2023 and 2024, respectively. The largest of such losses were estimated in scenarios where the U.S. dollar appreciated 10% against the Japanese yen from the rate in effect on March 31, 2023 and 2024.
Risk of Market Prices in Stocks
We have marketable stocks that are subject to price risk arising from changes in their market prices. Our shareholders’ equity and net income bear risks due to changes in the market prices of these securities. To manage these risks of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2023 and 2024, respectively, and under such circumstances estimate ¥8,723 million and ¥9,151 million decrease in the fair value of our equity securities as of March 31, 2023 and 2024.

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
PAYMENTS TO ORIX FROM THE DEPOSITARY
The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, and proxy voting and related expenses. In fiscal 2024, this amount was $80,000.

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
Item 15. Controls and Procedures
As of March 31, 2024, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the principal financial officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule
13a-15(e)
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
The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2024 by using the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2024.
The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our consolidated financial statements as of and for each of the years in the three-year period ended March 31, 2024, as stated in their attestation report which is included in Item 18.
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
Item 16C. Principal Accountant Fees and Services
FEES PAID TO PRINCIPAL ACCOUNTANT
AUDIT FEES
In fiscal 2023 and 2024, KPMG (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥3,843 million and ¥4,194 million, respectively, for direct audit fees.
AUDIT-RELATED FEES
In fiscal 2023 and 2024, KPMG billed us ¥138 million and ¥130 million, respectively, for audit-related services, including attestation, assurance and related services that are not reported under audit fees.
TAX FEES
In fiscal 2023 and 2024, KPMG billed us ¥143 million and ¥191 million, respectively, for tax-related
services.
ALL OTHER FEES
In fiscal 2023 and 2024, KPMG billed us ¥9 million and ¥30 million, respectively, for other products and services and for sustainability related assurance services.

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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2024	(a) Total number of Shares Purchased	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs *1,2	(d) Maximum number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs *1,2
April 2023	0	¥0	0	¥0
May 2023	1,390,610	2,393	1,390,600	46,672,866,450
June 2023	2,782,011	2,473	2,782,000	39,793,587,450
July 2023	2,642,720	2,600	2,642,700	32,922,296,250
August 2023	3,040,720	2,626	3,040,700	24,937,411,600
September 2023	2,252,072	2,847	2,252,000	18,525,955,650
October 2023	2,589,120	2,713	2,589,000	11,502,736,650
November 2023	2,819,700	2,693	2,819,700	3,909,588,800
December 2023	1,450,033	2,696	1,450,000	27,750
January 2024	5	2,632	0	0
February 2024	0	0	0	0
March 2024	72	3,258	0	0

Total	18,967,063	¥2,636	18,966,700	¥0

*1	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on May 10, 2023.

• Class of shares to be repurchased	Common shares
• Total number of shares to be repurchased	Up to 40,000,000 shares
(approx.3.4% of the total outstanding shares (excluding treasury shares))
• Total purchase price of shares to be repurchased	Up to 50 billion yen
• Repurchase period	May 17, 2023 to March 31, 2024
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*2	The share repurchase based on the above resolution at the Board of Directors meeting was completed. The details of share repurchase are as follows.

• Class of shares repurchased	Common shares
• Total number of shares repurchased	18,966,700 shares
• Total purchase price of shares repurchased	49,999,972,250 yen
• Repurchase period	May 17, 2023 to December 13, 2023
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*3	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on May 8, 2024.

• Class of shares to be repurchased	Common shares
• Total number of shares to be repurchased	Up to 40,000,000 shares
(approx.3.5% of the total outstanding shares (excluding treasury shares))
• Total purchase price of shares to be repurchased	Up to 50 billion yen
• Repurchase period	May 15, 2024 to March 31, 2025
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares
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

Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J. Insider Trading Policies
ORIX has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of its securities by directors, officers, and employees. These policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and applicable Tokyo Stock Exchange and NYSE listing standards. A copy of the ORIX Group Global Insider Trading Policy is attached as Exhibit 11.2 to this annual report.
Item 16K. Cybersecurity
(1) Risk management and strategy
Our Information Security Control Department reports to and manages cyber and information security risks to the Information Technology Management Committee.
Our Information Security Control Department has established a cyber and information security awareness training program for our consolidated group companies. All employees of our consolidated group companies, including investee companies, and employees of outsourcing companies with access to our network are required to take online training at least once a year. These educational programs also include phishing
e-mails
simulations, which are conducted several times a year on an irregular basis. We also provide training through escalation and response simulations in the event of a cyber or information security incident.
Each of our consolidated group companies is assigned an Information Security Accountable Owner, and cyber and information security knowledge and the Group’s security policies are shared with the companies on a quarterly basis to raise readiness levels across the ORIX Group.
In order to control cyber and information security risks we face through our interactions with and reliance on third parties, such as through our outsourcing activities and use of cloud services, we conduct regular security assessments of business partners and outsourcing vendors. In addition, we have a framework in place for the Information Security Control Department to evaluate the security risks of information systems and cloud services provided by business partners and outsourcing vendors.
The Information Security Control Department is responsible for assessing and managing our cyber and information security risks and where necessary, engages third-party consultants for advice regarding specific areas where enhanced controls or in-depth
analysis is required.
The ORIX Group has also established a framework to respond to cyber and information security incidents and to mitigate the risk of security breaches, system failures and information leaks, including cyber attacks and damage to information security systems. A system has been established to assess the impact on operations and the likelihood of secondary damage in the event of a cyber and information security incident caused by cyber attacks. The Information Security Control Department analyzes and investigates the incident and also works with the legal department and compliance department to minimize the impact of the incident and prevent secondary damage. Any serious incidents are reported to the Executive Officer in charge of the Information Security Control Department and appropriate action is taken under his/her direction. The current Executive Officer in charge of information security at ORIX has extensive knowledge of information technology and security, cultivated through his experience with system development, project management and security management in over two decades at various international companies prior to joining ORIX Corporation, including over a decade of experience in the financial business sector.
In the current fiscal year, we did not identify any cyber or information security incidents that have materially affected or are reasonably likely to materially affect our business activities, results of operations or financial condition.

(2) Governance
The ORIX Group has established internal rules governing the structure, basic policies, management standards for information security, education, and audits in accordance with global standards for information security controls such as ISO and NIST.
The Information Security Management Rules stipulate that strategies and policies regarding cyber and information security and its response policies for cyber and information security incidents, are to be discussed and determined at the Information Technology Committee, consisting of the Group CEO, CFO and other members. In addition, the response status of any cyber or information security incident is reported to the Audit Committee by the Executive Officer in charge of the Information Security Control Department to ensure appropriate information sharing.
We have a system in place to determine the seriousness of cyber or information security incidents, report to the Disclosure Committee in a timely manner, as well as to disclose information on cyber security risks, strategies, and governance on a regular basis, in addition to the status of incident management. In addition to the management of incidents, we have also established a system that enables regular disclosure of cyber security risks, strategies, and governance.
We have also established company-wide security requirements with which all consolidated group companies must comply, such as keeping systems up to date through vulnerability management program and technical measures for network defense. We have also established internal rules for security log management that take into account physical and logical boundaries with external networks as well as information breaches caused by internal fraud.

PART III
Item 17. Financial Statements
ORIX has elected to provide financial statements and related informa tion pur
suant to Item 18.
Item 18. Financial Statements
See pages
F-1
through F-169.
The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form
20-F:

(a)	Consolidated Balance Sheets as of March 31, 2023 and 2024 (page F-6 to F-7);

(b)	Consolidated Statements of Income for the years ended March 31, 2022, 2023 and 2024 (page F-8 to F-9);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2022, 2023 and 2024 (page F-10);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2022, 2023 and 2024 (page F-11 to F-12);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2022, 2023 and 2024 (page F-13);

(f)	Notes to Consolidated Financial Statements (page F-14 to F-168);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-169).

Item 19. Exhibits
We have filed the following documents as exhibits to this document.

Exhibit Number	Description

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

Exhibit 8.1	List of subsidiaries and affiliates.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference from the annual report on Form 20-F filed on June 25, 2019, commission file number 001-14856).

Exhibit 11.2	Insider Trading Policies.

Exhibit 12.1	Certifications required by Rule 13a-14 (a) (17 CFR 240.13a-14 (a)) or Rule 15d-14 (a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14 (b) (17 CFR 240.13a-14 (b)) or Rule 15d-14 (b) (17 CFR 240.15d 14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm.

Exhibit 97	Compensation Clawback Policy.

Exhibit 101	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101	Inline XBRL Schema Document.

Exhibit 101	Inline XBRL Calculation Linkbase Document.

Exhibit 101	Inline XBRL Definition Linkbase Document.

Exhibit 101	Inline XBRL Labels Linkbase Document.

Exhibit 101	Inline XBRL Presentation Linkbase Document.

Exhibit 104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2024, has been formatted as Inline XBRL and contained in Exhibit 101
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
Date: June 27, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
ORIX Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries (the Group) as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 27, 2024 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
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
Assessment of the fair value measurement of the investment funds categorized as Level 3 financial instruments in the fair value hierarchy
As discussed in Notes 1 and 2 to the consolidated financial statements, the Group’s financial assets measured at fair value on a recurring basis under Level 3 of the fair value hierarchy as of March 31, 2024 amounted to ¥588,007 million, which included ¥162,857 million of investment funds, and others. Certain overseas subsidiaries are determined as investment companies under ASC 946 (“Financial Services—Investment Companies”) and hold investment funds measured at fair value with changes in fair value recognized in earnings on a recurring basis. These investment funds are classified as Level 3 in the fair value hierarchy, because the Group measures their fair value using valuation techniques with key inputs that are unobservable. The fair value of the Level 3 investment funds held by a certain investment company in the ORIX USA segment is estimated based on the valuation methodology of the underlying equity investments by weighting the income approach technique using discounted cash flows and the market approach technique utilizing market multiples. Key inputs and assumptions used for the valuation include earnings before interest, taxes, depreciation and amortization (EBITDA) multiples, cash flow forecasts, weighted average cost of capital (WACC) and weighting of the techniques.
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
Assessment of the fair value measurement of the Trade names intangible asset acquired through the business combination of DHC Corporation
As discussed in Note 3 to the consolidated financial statements, the Group acquired 100% of the issued shares of DHC Corporation on January 31, 2023 and finalized the purchase price allocation during the fiscal year ended March 31, 2024. The consideration paid in the acquisition of ¥300,000 million was allocated to the acquired assets and liabilities assumed based on their respective fair values at acquisition date with the excess of the purchase price over those fair values allocated to goodwill. The fair value of the Trade names intangible asset of ¥77,721 million was estimated based on the excess earnings method and key assumptions including cash flow forecasts.
We identified the assessment of the fair value measurement of the Trade names intangible asset acquired through the business combination of DHC Corporation as a critical audit matter. Changes in the key assumptions including cash flow forecasts could have a significant effect on the fair value of the Trade names intangible asset, thus indicating a higher risk related to the assessment of the fair value measurement and, therefore, requiring a high degree of auditor judgment. Specifically, the operating margins within the cash flow forecasts used to estimate the fair value of the Trade names intangible asset are inherently uncertain and required management to make significant subjective estimates and judgments.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to fair value measurement of the Trade names intangible asset specific to the operating margins within the cash flow forecasts. We evaluated the reasonableness of the operating margins used to estimate the cash flow forecasts by comparing them to historical results and industry data. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in assessing the fair value of the Trade names intangible asset, by comparing it against an independently developed fair value using an alternative method and publicly available market data.
KPMG AZSA LLC
We have served as the Group’s auditor since 1985.
Tokyo, Japan
June 27, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
ORIX Corporation
Opinion on Internal Control Over Financial Reporting
We have audited ORIX Corporation (a Japanese corporation) and subsidiaries’ (the Group) internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of March 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated June 27, 2024 expressed an unqualified opinion on those consolidated financial statements.
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
KPMG AZSA LLC
Tokyo, Japan
June 27, 2024

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2023 AND 2024
ORIX Corporation and Subsidiaries

		Millions of yen
		2023	2024
ASSETS
Cash and Cash Equivalents		¥1,231,860	¥1,032,810
Restricted Cash		135,048	152,497
Net investment in Leases		1,087,563	1,155,023
Installment Loans		3,905,026	3,958,814
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥197,041 million
March 31, 2024	¥129,959 million
Allowance for Credit Losses		(65,373)	(58,110)
Investment in Operating Leases		1,537,178	1,868,574
Investment in Securities		2,852,378	3,263,079
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥25,386 million
March 31, 2024	¥35,696 million
The amounts which are associated to available-for-sale debt securities are as follows:
As of March 31, 2023
Amortized Cost	¥2,488,858 million
Allowance for Credit Losses	¥(144) million
As of March 31, 2024
Amortized Cost	¥3,015,940 million
Allowance for Credit Losses	¥(634) million
Property under Facility Operations		620,994	689,573
Equity method investments		1,062,410	1,313,887
Trade Notes, Accounts and Other Receivable		441,803	401,368
Inventories		169,021	227,359
Office Facilities		253,649	248,458
Other Assets		2,057,828	2,068,768
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥4,676 million
March 31, 2024	¥2,786 million

Total Assets		¥15,289,385	¥16,322,100

Notes:
1.  Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter, “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”
2.  The presentation of equity method investment has been changed since fiscal 2024. As a result, certain line items presented in our consolidated balance sheets for the previous fiscal years have been retrospectively reclassified for this change. For further information, see Note 1 “Significant Accounting and Reporting Policies (aa) Reclassifications.”
3.  The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are as follows:

	Millions of yen
	2023	2024
Cash and Cash Equivalents	¥3,544	¥4,748
Net Investment in Leases (Net of Allowance for Credit Losses)	0	2,186
Installment Loans (Net of Allowance for Credit Losses)	214,118	186,889
Investment in Operating Leases	65,314	55,089
Property under Facility Operations	159,991	150,930
Equity method Investments	50,406	50,168
Other	73,093	84,858

	¥566,466	¥534,868

F-
6

CONSOLIDATED BALANCE SHEETS—(Continued)
AS OF MARCH 31, 2023 AND 2024
ORIX Corporation and Subsidiaries

		Millions of yen
		2023	2024
LIABILITIES AND EQUITY
Liabilities:
Short-term Debt		¥508,796	¥574,095
Deposits		2,246,345	2,245,835
Trade Notes, Accounts and Other Payable		366,851	362,504
Policy Liabilities and Policy Account Balances		1,832,057	1,892,510
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2023	¥163,734 million
March 31, 2024	¥167,207 million
Income Taxes:
Current		25,199	65,534
Deferred		429,063	505,190
Long-term Debt		5,209,723	5,626,376
Other Liabilities		1,056,084	1,025,446

Total Liabilities		11,674,118	12,297,490

Redeemable Noncontrolling Interests		945	2,645

Commitments and Contingent Liabilities
Equity:
Common stock:		221,111	221,111
Authorized:	2,590,000,000 shares
Issued:
March 31, 2023	1,234,849,342 shares
March 31, 2024	1,214,961,054 shares
Additional Paid-in Capital		233,169	233,457
Retained Earnings		3,054,448	3,259,730
Accumulated Other Comprehensive Income		156,135	357,148
Treasury Stock, at Cost:		(121,256)	(129,980)
March 31, 2023	64,543,473 shares
March 31, 2024	63,475,848 shares

ORIX Corporation Shareholders’ Equity		3,543,607	3,941,466
Noncontrolling Interests		70,715	80,499

Total Equity		3,614,322	4,021,965

Total Liabilities and Equity		¥15,289,385	¥16,322,100

Notes:
1.  LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

2.  The presentation of equity method investment has been changed since fiscal 2024. As a result, certain line items presented in our consolidated balance sheets for the previous fiscal years have been retrospectively reclassified for this change. For further information, see Note 1 “Significant Accounting and Reporting Policies (aa) Reclassifications.”

3.  The Company’s shares held through the Board Incentive Plan Trust (2,800,866 shares as of March 31, 2023 and 2,727,686 shares as of March 31, 2024) are included in the number of treasury stock as of March 31, 2023 and 2024.

4. The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are as follows:

	Millions of yen
	2023	2024
Short-Term Debt	¥0	¥2,186
Trade Notes, Accounts and Other Payable	1,436	845
Long-Term Debt	349,528	339,143
Other	26,971	27,694

	¥377,935	¥369,868

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024
ORIX Corporation and Subsidiaries

	Millions of yen
	2022	2023	2024
Revenues:
Finance revenues	¥281,701	¥319,478	¥348,001
Gains on investment securities and dividends	42,076	27,850	33,023
Operating leases	450,454	499,541	535,490
Life insurance premiums and related investment income	481,810	494,070	558,923
Sales of goods and real estate	435,398	392,569	373,914
Services income	816,604	930,151	965,010

Total revenues	2,508,043	2,663,659	2,814,361

Expenses:
Interest expense	68,232	127,618	188,328
Costs of operating leases	322,070	336,987	356,760
Life insurance costs	363,569	373,906	433,863
Costs of goods and real estate sold	381,119	333,009	268,627
Services expense	495,110	571,127	560,101
Other (income) and expense	20,494	14,445	(4,671)
Selling, general and administrative expenses	522,782	559,406	627,633
Provision for credit losses	5,388	8,117	20,968
Write-downs of long-lived assets	35,666	2,297	1,724
Write-downs of securities	730	824	315

Total expenses	2,215,160	2,327,736	2,453,648

Operating Income	292,883	335,923	360,713
Equity in Net Income of Equity method investments	24,565	22,081	36,774
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	191,999	33,000	72,488
Bargain Purchase Gain	0	1,174	0

Income before Income Taxes	509,447	392,178	469,975
Provision for Income Taxes	186,594	95,245	131,388

Net Income	322,853	296,933	338,587

Net Income (Loss) Attributable to the Noncontrolling Interests	5,477	6,561	(7,682)

Net Income Attributable to the Redeemable Noncontrolling Interests	0	32	137

Net Income Attributable to ORIX Corporation Shareholders	¥317,376	¥290,340	¥346,132

Notes:
1.  LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

2.  The presentation of equity method investment has been changed since fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the previous fiscal years have been retrospectively reclassified for this change. For further information, see Note 1 “Significant Accounting and Reporting Policies (aa) Reclassifications.”

F-
8

CONSOLIDATED STATEMENTS OF INCOME—(Continued)
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024
ORIX Corporation and Subsidiaries

	Yen
	2022	2023	2024
Amounts per Share of Common Stock for Income Attributable to ORIX Corporation Shareholders:
Basic:
Net Income Attributable to ORIX Corporation Shareholders	¥263.72	¥245.98	¥298.55
Diluted:
Net Income Attributable to ORIX Corporation Shareholders	¥263.42	¥245.65	¥298.05
Cash Dividends	82.00	89.40	85.60
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024
ORIX Corporation and Subsidiaries

	Millions of yen
	2022	2023	2024
Net Income	¥322,853	¥296,933	¥338,587

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(56,684)	(110,166)	(67,762)
Impact of changes in policy liability discount rate	62,177	126,980	93,269
Net change of debt valuation adjustments	(337)	54	(191)
Net change of defined benefit pension plans	13,002	4,448	13,293
Net change of foreign currency translation adjustments	105,693	94,707	173,304
Net change of unrealized gains on derivative instruments	15,070	19,670	(5,875)

Total other comprehensive income	138,921	135,693	206,038

Comprehensive Income	461,774	432,626	544,625

Comprehensive Income (loss) Attributable to the Noncontrolling Interests	12,137	12,059	(3,035)

Comprehensive Income (loss) Attributable to the Redeemable Noncontrolling Interests	0	(17)	350

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥449,637	¥420,584	¥547,310

Note:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024
ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2021	¥221,111	¥259,361	¥2,744,588	¥(84,650)	¥(111,954)	¥3,028,456	¥74,688	¥3,103,144

Cumulative effect of adopting Accounting Standards Update 2019-12			215			215	0	215
Cumulative effect of adopting Accounting Standards Update 2018-12				(24,641)		(24,641)	0	(24,641)

Balance at April 1, 2021	¥221,111	¥259,361	¥2,744,803	¥(109,291)	¥(111,954)	¥3,004,030	¥74,688	¥3,078,718

Contribution to subsidiaries						0	40,514	40,514
Transaction with noncontrolling interests		1,593		(1,475)		118	(1,127)	(1,009)
Comprehensive income, net of tax:
Net income			317,376			317,376	5,477	322,853
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(56,684)		(56,684)	0	(56,684)
Impact of changes in policy liability discount rate				62,177		62,177	0	62,177
Net change of debt valuation adjustments				(337)		(337)	0	(337)
Net change of defined benefit pension plans				13,001		13,001	1	13,002
Net change of foreign currency translation adjustments				99,842		99,842	5,851	105,693
Net change of unrealized gains on derivative instruments				14,262		14,262	808	15,070

Total other comprehensive income						132,261	6,660	138,921

Total comprehensive income						449,637	12,137	461,774

Cash dividends			(99,395)			(99,395)	(16,230)	(115,625)
Acquisition of treasury stock					(50,001)	(50,001)	0	(50,001)
Disposal of treasury stock		(168)			283	115	0	115
Cancellation of treasury stock			(48,226)		48,226	0	0	0
Other, net		(307)			(1)	(308)	0	(308)

Balance at March 31, 2022	¥221,111	¥260,479	¥2,914,558	¥21,495	¥(113,447)	¥3,304,196	¥109,982	¥3,414,178

Contribution to subsidiaries						0	3,451	3,451
Transaction with noncontrolling interests		(28,048)		4,396		(23,652)	(36,758)	(60,410)
Comprehensive income, net of tax:
Net income			290,340			290,340	6,561	296,901
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(110,142)		(110,142)	0	(110,142)
Impact of changes in policy liability discount rate				126,980		126,980	0	126,980
Net change of debt valuation adjustments				54		54	0	54
Net change of defined benefit pension plans				4,455		4,455	(7)	4,448
Net change of foreign currency translation adjustments				91,095		91,095	3,637	94,732
Net change of unrealized gains on derivative instruments				17,802		17,802	1,868	19,670

Total other comprehensive income						130,244	5,498	135,742

Total comprehensive income						420,584	12,059	432,643

Cash dividends			(106,290)			(106,290)	(18,019)	(124,309)
Acquisition of treasury stock					(52,071)	(52,071)	0	(52,071)
Disposal of treasury stock		(85)			102	17	0	17
Cancellation of treasury stock			(44,160)		44,160	0	0	0
Other, net		823				823	0	823

Balance at March 31, 2023	¥221,111	¥233,169	¥3,054,448	¥156,135	¥(121,256)	¥3,543,607	¥70,715	¥3,614,322

F-1
1

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024
ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2023	¥221,111	¥233,169	¥3,054,448	¥156,135	¥(121,256)	¥3,543,607	¥70,715	¥3,614,322

Contribution to subsidiaries						0	18,357	18,357
Transaction with noncontrolling interests		86		(165)		(79)	(3,470)	(3,549)
Comprehensive income, net of tax:
Net income (loss)			346,132			346,132	(7,682)	338,450
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(67,772)		(67,772)	0	(67,772)
Impact of changes in policy liability discount rate				93,269		93,269	0	93,269
Net change of debt valuation adjustments				(191)		(191)	0	(191)
Net change of defined benefit pension plans				13,287		13,287	6	13,293
Net change of foreign currency translation adjustments				168,285		168,285	4,816	173,101
Net change of unrealized gains on derivative instruments				(5,700)		(5,700)	(175)	(5,875)

Total other comprehensive income						201,178	4,647	205,825

Total comprehensive income (loss)						547,310	(3,035)	544,275

Cash dividends			(99,900)			(99,900)	(2,068)	(101,968)
Acquisition of treasury stock					(50,001)	(50,001)	0	(50,001)
Disposal of treasury stock		(227)			277	50	0	50
Cancellation of treasury stock		(49)	(40,951)		41,000	0	0	0
Other, net		478	1			479	0	479

Balance at March 31, 2024	¥221,111	¥233,457	¥3,259,730	¥357,148	¥(129,980)	¥3,941,466	¥80,499	¥4,021,965

Note 1:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 18 “Redeemable Noncontrolling Interests.”
Note 2:	LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024
ORIX Corporation and Subsidiaries

	Millions of yen
	2022	2023	2024
Cash Flows from Operating Activities:
Net income	¥322,853	¥296,933	¥338,587
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	320,339	340,252	364,242
Principal payments received under net investment in leases	462,475	489,428	475,730
Provision for credit losses	5,388	8,117	20,968
Equity in net income of equity method investments	(24,565)	(22,081)	(36,774)
Gains on sales of subsidiaries and equity method investments and liquidation losses, net	(191,999)	(33,000)	(72,488)
Bargain purchase gain	0	(1,174)	0
Gains on sales of securities other than trading	(18,227)	(2,657)	(3,943)
Gains on sales of operating lease assets	(40,148)	(56,932)	(53,441)
Write-downs of long-lived assets	35,666	2,297	1,724
Write-downs of securities	730	824	315
Deferred tax provision	11,538	36,947	20,000
(Increase) Decrease in trading securities	68,422	31,855	(8,041)
Increase in inventories	(7,053)	(17,527)	(58,126)
Decrease in trade notes, accounts and other receivable	3,562	12,953	5,235
Increase (Decrease) in trade notes, accounts and other payable	14,943	(12,173)	(4,427)
Increase in policy liabilities and policy account balances	146,642	89,915	186,193
Increase (Decrease) in income taxes payable	92,026	(128,948)	107,881
Other, net	(99,222)	(121,941)	(40,233)

Net cash provided by operating activities	1,103,370	913,088	1,243,402

Cash Flows from Investing Activities:
Purchases of lease equipment	(872,994)	(976,502)	(1,124,207)
Originations of installment loans	(1,206,509)	(1,275,795)	(1,429,738)
Principal collected on installment loans	1,188,094	1,337,889	1,356,586
Proceeds from sales of operating lease assets	147,104	233,452	262,724
Investments in equity method investees, net	(40,408)	(66,186)	(166,640)
Proceeds from sales of equity method investments	54,629	104,387	23,967
Purchases of available-for-sale debt securities	(526,478)	(515,865)	(570,241)
Proceeds from sales of available-for-sale debt securities	239,250	323,773	197,640
Proceeds from redemption of available-for-sale debt securities	90,478	44,496	47,280
Purchases of equity securities other than trading	(81,213)	(55,539)	(57,819)
Proceeds from sales of equity securities other than trading	64,931	36,444	54,728
Purchases of property under facility operations	(44,302)	(103,572)	(76,667)
Acquisitions of subsidiaries, net of cash acquired	(87,582)	(206,830)	(42,486)
Sales of subsidiaries, net of cash disposed	252,921	19,987	139,525
Other, net	13,233	1,383	12,545

Net cash used in investing activities	(808,846)	(1,098,478)	(1,372,803)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	96,383	20,408	10,751
Proceeds from debt with maturities longer than three months	950,244	1,820,633	1,218,867
Repayment of debt with maturities longer than three months	(1,160,613)	(1,158,517)	(1,177,803)
Net decrease in deposits due to customers	(42,591)	(30,638)	(1,572)
Cash dividends paid to ORIX Corporation shareholders	(99,395)	(106,290)	(99,900)
Acquisition of treasury stock	(50,001)	(52,071)	(50,001)
Contribution from noncontrolling interests	25,942	3,926	15,621
Purchases of shares of subsidiaries from noncontrolling interests	(2,086)	(46,319)	(108)
Net increase (decrease) in call money	(7,500)	5,000	0
Other, net	(17,001)	(17,824)	(1,332)

Net cash provided by (used in) financing activities	(306,618)	438,308	(85,477)

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	24,331	22,178	33,277

Net increase (decrease) in Cash, Cash Equivalents and Restricted Cash	12,237	275,096	(181,601)

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,079,575	1,091,812	1,366,908

Cash, Cash Equivalents and Restricted Cash at End of Year	¥1,091,812	¥1,366,908	¥1,185,307

Note
1.  LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

2.  The presentation of equity method investment has been changed since fiscal 2024. As a result, certain line items presented in our consolidated statements of cash flows for the previous fiscal years have been retrospectively reclassified for this change. For further information, see Note 1 “Significant Accounting and Reporting Policies (aa) Reclassifications.”

3. The accompanying notes to consolidated financial statements are an integral part of these statements.

F-1
3

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
Consolidated subsidiaries
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
All significant intercompany accounts and transactions have been eliminated in preparing our consolidated financial statements.
Equity method investees
(1) Investment in corporate entities
Investments in corporate entities, of which the Company and its subsidiaries have 20% – 50% ownership or has the ability to exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected. When the Company holds majority voting interests of an entity but noncontrolling shareholders hold substantive participating rights to make decisions on activities that occur over the ordinary course of the business, an equity method investee is recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(2) Investment in real estate joint ventures
Investments in real estate joint ventures, of which contracts for the development and operation of real estate, are accounted for by using the equity method.
(3) Investment in partnerships and other investments
Investments in partnerships and other investments, of which the Company and its subsidiaries have more than 3% to 5% ownership or over which the Company and its subsidiaries can exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected.
Equity method investments are recorded at cost plus/minus the Company and its subsidiaries’ portion of equity in undistributed earnings. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its fair value.
When an equity method investee issues stocks, which price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, to unrelated third parties, the Company and its subsidiaries adjust the carrying amount of its equity method investee and recognize the gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.
A lag period of up to three months is used on a consistent basis for recognizing the results of certain consolidated subsidiaries and equity method investees.
(c) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified eleven areas where it believes estimates are particularly critical to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, fair value measurement of assets acquired and liabilities assumed in a business combination, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for credit losses (including the allowance for off-balance sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and other intangible assets.
(d) Foreign currencies translation
The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date. Monetary assets and liabilities in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates at the end of each reporting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The financial statements of overseas subsidiaries and equity method investees are translated into Japanese yen by applying the exchange rates in effect at the end of each reporting period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and equity method investees are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in other comprehensive income (loss), net of applicable income taxes, arise from the translation of foreign currency financial statements into Japanese yen.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
(3) Revenues from financial guarantees
At the inception of a guarantee, fair value for the guarantee is recognized as a liability in the consolidated balance sheets. The Company and its subsidiaries recognize revenue mainly over the term of guarantee by a systematic and rational amortization method as the Company and its subsidiaries are released from the risk of the obligation.
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
Operating leases
—
Revenues from operating leases are recognized on a straight-line basis over the lease term. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. In principle, any conditions changed from original lease agreement should be accounted for as a lease modification.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

transportation equipment is 7 years, measuring and information-related equipment is 4 years, real estate (other than land) is 31 years and other is 8 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.
Estimates of residual values are based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of operating leases are being deferred and amortized as a straight-line basis over the lease term. The unamortized balance of initial direct costs is reflected as investment in operating leases.
(f) Insurance and reinsurance transactions
Premium income from life insurance policies, net of premiums on reinsurance ceded, is recognized as earned premiums when due.
Life insurance benefits are recorded as expenses when they are incurred. The policies are classified as long-duration contracts and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. The calculation of liabilities for future policy benefits other than individual annuities is computed using the same contract groupings (also referred to as cohorts) by policy year, currency, payment method (full term payment or limited payment) and product category and the liabilities for future policy benefits are computed using the net level premium method based on expected future policy benefit payments. A liability is recorded for the present value of expected future policy insurance benefits to be paid and certain related costs, less the present value of expected future net premium to be earned, at the time the premium revenue recognized. For limited payment contracts, the excess of gross premiums received over net premium is recorded as a deferred profit liability.
The liabilities for future policy benefits are measured using assumptions such as mortality, morbidity, lapse, expense and discount rates. These assumptions are determined based on historical experience, industry data and other factors. The Company and its subsidiaries review and update future cash flow assumptions at least annually except for expense assumptions. The Company and its subsidiaries elected to lock in and not to update expense assumptions after expense assumptions are determined based on the most recent actual results at the time of contract issuance. When assumptions are updated, the net premium ratios for calculating the liabilities for future policy benefits are also updated. The Company and its subsidiaries review and update its future cash flow assumptions at least annually except for expense assumptions, and update the net premium ratios for calculating the liabilities for future policy benefits by cohort, reflecting historical actual cash flows. The Company and its subsidiaries remeasure the liabilities for future policy benefits using the updated assumptions as of the beginning of the reporting period in which the assumptions are updated and record the change from the remeasurement as gains or losses in life insurance costs in the consolidated statements of income. For periods subsequent to the remeasurement, the Company and its subsidiaries calculate the liabilities for future policy benefits using updated net premium ratios. If net premiums exceed gross premiums, the liabilities for future policy benefits are increased and the excess is recognized immediately in earnings through life insurance costs in the consolidated statement of income.
The Company and its subsidiaries use a yield curve based on the yields on single-A rated fixed-income instruments as upper-medium grade fixed-income instrument yields with durations similar to the liabilities for future policy benefits to determine discount rate assumptions. The yields on single-A rated fixed-income instruments are referenced in the index provided by a third-party pricing vendor. The discount rate assumptions are updated quarterly and are used for remeasurement of the liability at the reporting date. Changes in the liabilities for future policy benefits resulting from updates of discount rate assumptions are recognized in other comprehensive income (loss), net of applicable income tax. For periods beyond the observable period of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

referenced index, the discount rate yield curve beyond the observable period of the referenced index is interpolated to the ultimate forward rate using the Smith-Wilson method.
The insurance contracts sold by certain subsidiaries include variable annuity, variable life and fixed annuity insurance contracts. Certain subsidiaries manage investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.
Certain subsidiaries provide minimum guarantees to variable annuity and variable life policyholders under which it is exposed to the risk of compensating losses incurred by the policyholders to the extent contractually required. To mitigate the risk, a portion of the minimum guaranteed risk related to variable annuity and variable life insurance contracts is ceded to reinsurance companies and the remaining risk is economically hedged by entering into derivative contracts. The reinsurance contracts do not relieve certain subsidiaries from the obligation as the primary obligor to compensate certain losses incurred by the policyholders, and the default of the reinsurance companies may impose additional losses on certain subsidiaries. Certain subsidiaries have elected the fair value option for certain reinsurance contracts relating to variable annuity and variable life insurance contracts, which are included in other assets in the consolidated balance sheets.
Policy liabilities and policy account balances for fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate and fair value adjustments relating to the acquisition of certain subsidiaries, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.
Certain costs related directly to the successful acquisition of new or renewal insurance contracts are deferred. Deferred policy acquisition costs consist primarily of agent commissions, except for policy maintenance costs, and underwriting expenses. For amortization of deferred policy acquisition costs, insurance contracts are grouped by contract year, currency, payment method (full term payment or limited payment) and product category, using the same contract groupings for the calculation of the liabilities for future policy benefits.
Deferred policy acquisition costs are amortized at constant-level basis for each cohort over the expected term of the policies, and the amortization is recorded in life insurance costs in the consolidated statements of income.
For all cohorts, the number of policies in force for the amortization of deferred policy acquisition costs is projected using mortality and lapse rates estimated based on historical experience, industry data and other factors, which are consistent with those assumptions used for calculating the liabilities for future policy benefits. When mortality and lapse rates are updated, the effects on the amortization of deferred policy acquisition costs are derived by updating the projected number of policies in force and recognized prospectively over the expected term of the policies.
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
The Company and its subsidiaries estimate the allowance for credit losses by using various methods according to these estimates and judgments. When certain financial assets have similar risk characteristics to other financial assets, these financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually. The Company and its subsidiaries select the most appropriate calculation method based on available informati on, such
as the nature and related risk characteristics on financial assets, the prior charge-off experience and future forecast scenario with correlated economic indicators.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Equity securities elected to apply the measurement alternative are written down to its fair value with losses included in income if a qualitative assessment indicates that the investment is impaired and the fair value of the investment is less than its carrying value.
In addition, investments are recorded at fair value with unrealized gains and losses included in income if certain subsidiaries elect the fair value option.
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
(j) Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance on a specific identification basis when the individual items are completely sold or terminated. A valuation allowance is recognized, based on the weight of available evidence, to reduce deferred tax assets to the amount that is “more likely than not” to be realized.
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

threshold a
s
the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit either as a reduction of a deferred tax asset or as a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income tax expense in the consolidated statements of income.
The Company and its certain subsidiaries have applied the Japanese Group Relief System for National Corporation tax purposes.
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
The Company and certain subsidiaries originate and sell loans into the secondary market, while retaining the obligation to service those loans. In addition, a certain subsidiary undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayment rates and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.
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
(p) Property under facility operations
Property under facility operations consist primarily of operating facilities (including hotels) and environmental assets (including mega solar, wind power plants and coal-biomass co-fired power plants), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

over the estimated useful lives of the assets. Depreciation expenses in fiscal 2022, 2023 and 2024 were ¥29,871 million, ¥34,622 million and ¥35,615 million, respectively. Accumulated depreciation was ¥180,130 million and ¥205,320 million as of March 31, 2023 and 2024, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for structures and up to 44 years for others.
(q) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2023 and 2024, residential condominiums under development were ¥74,621 million and ¥118,458 million, respectively, and completed residential condominiums and merchandise for sale were ¥94,400 million and ¥108,901 million, respectively.
The Company and its subsidiaries recorded ¥10,492 million, ¥1,205 million and ¥2,308 million of write-downs principally on completed residential condominiums and merchandise for sale for fiscal 2022, 2023 and 2024, respectively, primarily resulting from a decrease in expected sales price. These write-downs were recorded in costs of goods and real estate sold and included in
Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, PE Investment and Concession segment, Environment and Energy segment and ORIX USA segment.
(r) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2022, 2023 and 2024 were ¥9,083 million, ¥8,373 million and ¥9,256 million, respectively. Accumulated depreciations were ¥74,507 million and ¥84,364 million as of March 31, 2023 and 2024, respectively. Estimated useful lives range up to 65 years for buildings and structures and up to 46 years for machinery and equipment.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
(u) Business combinations
The Company and its subsidiaries account for all business combinations using the acquisition method. Under the acquisition method, the assets acquired and liabilities assumed are recognized and measured based on their fair values at the date control is obtained. The Company and its subsidiaries recognize intangible assets acquired in a business combination apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separately identifiable criterion. Goodwill is measured as an excess of the aggregate of consideration transferred and the fair value of noncontrolling interests over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed in the business combination measured at fair value. The Company and its subsidiaries would recognize a bargain purchase gain when the amount of recognized net assets exceeds the sum of consideration transferred and the fair value of noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.
The measurement of the fair value of identifiable assets acquired and liabilities assumed in a business combination may require significant judgments, assumptions, and estimates. For intangible assets acquired in a business combination, when observable market values are not available, the Company and its subsidiaries measure fair value using valuation techniques such as the excess earnings method and the royalty exemption method, which use future sales growth rates, operating margins, discount rates, etc.
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
(z) New accounting pronouncements
In August 2018, Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued, and the original effective date was deferred by two years by related amendments which were issued thereafter. These updates change the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

recognitio
n, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. These updates require an insurance entity to review and, if there is a change, update cash flow assumptions at least annually and to update the discount rate used for the liability for future policy benefits at each reporting date for nonparticipating traditional long-duration and limited-payment contracts. The effect of updating the discount rate is recognized in other comprehensive income (loss). These updates also require market risk benefits to be measured at fair value, and simplify amortization of deferred policy acquisition costs. Furthermore, these updates require additional disclosures for long-duration contracts. These updates are effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early application is permitted. For the liability for future policy benefits and deferred policy acquisition costs, these updates are applied to contracts in force as of the beginning of the earliest period presented (hereinafter, “the transition date” of these updates) on a modified retrospective basis, and an insurance entity may elect to apply retrospectively. For the market risk benefits, these updates are applied retrospectively at the transition date, and the difference between fair value and carrying value requires an adjustment to retained earnings at the transition date. The cumulative effect of changes in the discount rates between contract inception date and the transition date should be recognized in accumulated other comprehensive income at the transition date. The Company and its subsidiaries adopted these updates on April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. Upon adoption of these updates, the measurement method of the liability for future policy benefits, etc. have been changed. In addition, as of the transition date, the effect of the adoption on the Company and its subsidiaries’ financial position was an increase of ¥28,937 million in policy liabilities and policy account balances and a decrease of ¥24,641 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)) on the consolidated balance sheet. These were due to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly a decline in Japanese yen interest rates). The balance of deferred policy acquisition costs (included in other assets) immediately before the transition date were carried forward upon transition. As of and for the fiscal year ended March 31, 2022, the effect of the adoption of LDTI on the Company and its subsidiaries’ results of operations and financial position was an increase of ¥10,012 million in deferred policy acquisition costs (included in other assets), a decrease of ¥50,925 million in policy liabilities and policy account balances, an increase of ¥37,536 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of ¥5,241 million in retained earnings in the consolidated balance sheet, and a decrease of ¥4,571 million in life insurance costs in the consolidated statement of income. These were due mainly to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly an increase in US dollar interest rates), and a change in the amortization period of deferred policy acquisition costs. Furthermore, as of and for the fiscal year ended March 31, 2023, the effect of the adoption of these updates on the Company and its subsidiaries’ results of operations and financial position was an increase of ¥23,194 million in deferred policy acquisition costs (included in other assets), a decrease of ¥233,309 million in policy liabilities and policy account balances, an increase of ¥164,516 million in impact of changes in policy liability discount rate (accumulated other comprehensive income (loss)), and an increase of ¥22,506 million in retained earnings in the consolidated balance
sheet, and a decrease of ¥25,010 million in life insurance costs in the consolidated statement of income. These were due mainly to changes in the applicable discount rate resulting from fluctuation in interest rates (mainly an increase in US dollar interest rates), reversals of policy liabilities and policy account balances due to updated net insurance premium rates (resulting from variances between actual and expected benefits paid), and changes in the amortization period of deferred policy acquisition costs. The Company and its subsidiaries expanded their disclosures in accordance with the adoption of LDTI, regarding long-duration contracts. For further information about the liabilities for future policy benefits as of the date of transition and the fiscal year ended March 31, 2022, see Note 24. “Long-Duration Insurance Contracts Relating to Life Insurance Operations”.
In March 2020, Accounting Standards Update 2020-04 (“Facilitation of the Effects of Reference Rate Reform on Financial Reporting”—ASC 848 (“Reference Rate Reform”)) was issued, and related amendments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
March 2022
, Accounting Standards Update
2022-02
(“Troubled Debt Restructurings and Vintage Disclosures”—ASC
326
(“Financial Instruments—Credit Losses”)) was issued. This update eliminates the recognition and measurement guidance on troubled debt restructuring (hereinafter, “TDR”) and, instead, requires that an entity evaluate whether certain modifications on contractual terms made to borrowers experiencing financial difficulty should be accounted for as a new loan or a continuation of an existing loan. Additionally, enhanced disclosures for certain modifications made to borrowers experiencing financial difficulty are newly required. In addition, this update also requires that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic
326-20
(“Financial Instruments—Credit Losses—Measured at Amortized Cost”) in the existing vintage disclosure, where an entity discloses the amortized cost basis by credit quality indicator and class of financing receivable by year of origination. The Company and its subsidiaries prospectively adopted this update on April
1
,
2023
. The adoption of this update had
no
material effect on the Company and its subsidiaries’ results of operations or financial position. For further information, see Note
8
“Credit Quality of Financial Assets and the Allowance for Credit Losses.”
In June 2022, Accounting Standards Update 2022-03 (“Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”—ASC 820 (“Fair Value Measurement”)) was issued. This update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value of an equity security. This update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This update also requires new disclosures for equity securities subject to contractual sale restrictions. The new disclosure shall include; (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, (2) the nature and remaining duration of the restrictions, and (3) the circumstances that could cause a lapse in the restrictions. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. This update should be applied prospectively for fair value measurement and disclosures from the adoption of the amendments. The Company and its subsidiaries will adopt this update on April 1, 2024. The Company and its subsidiaries expect that the adoption of this update will have no material impact on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures required by this update.
In September 2022, Accounting Standards Update 2022-04 (“Disclosure of Supplier Finance Program Obligations”—ASC 405-50 (“Liabilities—Supplier Finance Programs”)) was issued. This update requires that a buyer in a supplier finance program disclose sufficient information about the program in mainly annual disclosure, to allow a user of financial statements to understand the program’s nature, activities during the period, changes from period to period, and potential magnitude. The disclosure shall include (1) the key terms of the program and (2) the obligations that the buyer has confirmed as valid to the finance provider or intermediary. The Company and its subsidiaries adopted this update on April 1, 2023. Since this update relates to disclosure requirements, the adoption did not have an effect on the Company and its subsidiaries’ results of operations or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

In March 2023, Accounting Standards Update 2023-01 (“Common Control Arrangements”) was issued as the amendments to ASC 842 (“Leases”). This update requires that leasehold improvements associated with common control leases are amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term), as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. And this update provides a practical expedient for private companies to determine whether a related party arrangement between entities under common control is a lease, or to determine the classification of and accounting for that lease when the arrangement is a lease. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024 choosing the option to apply the amendments prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The Company and its subsidiaries expect that the adoption of this update will have no material impact on the Company and its subsidiaries’ results of operations or financial position.
In March 2023, Accounting Standards Update 2023-02 (“Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method”) was issued as the amendments to ASC 323 (“Investments—Equity Method and Joint Ventures”). This update expands the investments eligible to elect to apply the proportional amortization method to tax equity investments in similar tax credit programs other than the low-income housing tax credit (LIHTC). Disclosures are required on an interim and annual basis for tax equity investments in tax credit programs for which the proportional amortization method (including investments within that elected program that do not meet the conditions to apply the proportional amortization method) is elected. This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024 on a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date will be a decrease of approximately ¥200 million in other assets and a decrease of approximately ¥200 million in retained earnings in the consolidated balance sheets. The Company and its subsidiaries will expand their disclosures that are required by this update.
In August 2023, Accounting Standards Update 2023-05 (“Recognition and Initial Measurement”—Subtopic 805-60 (“Business Combinations—Joint Venture Formations”) was issued. This update clarifies the basis of accounting for joint ventures upon formation and requires a joint venture to recognize and initially measure its assets and liabilities at fair value on its formation date. This update also requires joint ventures to make disclosures related to their formation. This update does not amend the definition of a joint venture or the accounting by an equity method investor for its investment in a joint venture. This update is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Early adoption is permitted. The Company and its subsidiaries will adopt this update on January 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In November 2023, Accounting Standards Update 2023-07 (“Improvements to Reportable Segment Disclosures”) was issued. This update requires improved disclosures for reportable segments, primarily through enhanced disclosures about significant segment expenses. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2024 for the fiscal year and on April 1, 2025 for the interim periods. Since this update relates to disclosure requirements, the adoption will not have an effect on the Company and its subsidiaries’ results of operations or financial position.
In December 2023, Accounting Standards Update 2023-08 (“Accounting for and Disclosure of Crypto Assets”—Subtopic 350-60 (“Intangibles—Goodwill and Other—Crypto Assets”)) was issued. This update requires that crypto assets within the scope of this Subtopic generally be remeasured at fair value at the end of the

F-
29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

reporting period and that changes in carrying amount due to remeasurement be recognized in the income statement. It also requires new disclosures about crypto assets within the scope of this Subtopic. This update is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
In December 2023, Accounting Standards Update 2023-09 (“Improvements to Income Tax Disclosures”—ASC740 (“Income Taxes”)) was issued. This update requires annual disclosure of income taxes. It requires disclosure of specific categories in the rate reconciliation and separate disclosure and additional information for reconciliation items that are equal to or greater than 5% of the amount computed by multiplying pretax income (or loss) by applicable statutory income tax rate. It also requires disclosure of the amount of income taxes paid for each national, local and foreign tax. Additionally, it requires separate disclosure of the amount of income taxes paid disaggregated by each tax jurisdiction in which income taxes paid is equal to or greater than 5% of the total income taxes paid. This update is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company and its subsidiaries will adopt this update that require the annual disclosure on April 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ changes in disclosures required by this update.
In March 2024, Accounting Standards Update 2024-01 (“Scope Application of Profits Interest and Similar Awards”—ASC 718 (“Compensation—Stock Compensation”)) was issued. This update clarifies how an entity should apply the scope guidance to determine whether profits interest and similar awards (“profits interests awards” from hereafter) should be accounted for in accordance with ASC 718 (“Compensation—Stock Compensation”). This update is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The Company and its subsidiaries expect to adopt this update on April 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as changes in disclosures required by this update.
(aa) Reclassifications
Certain line items presented in the consolidated balance sheets, the consolidated statements of income and the consolidated statements of cash flows have been changed as follows starting from fiscal 2024. These changes were made to aggregate and present our investments in partnerships and other entities accounted for by the equity method in the consolidated financial statements to more appropriately reflect the status of our investments in the consolidated financial statements, due primarily to the increased materiality of our investments in these entities. Corresponding to these changes, the presented amounts in the consolidated balance sheet as of March 31, 2023 have also been reclassified retrospectively to conform to the presentation as of March 31, 2024, the presented amounts in the consolidated statements of income and the consolidated statements of cash flows for the previous fiscal years have also been reclassified retrospectively to conform to the presentation for fiscal 2024.
(Consolidated Balance Sheets)

•	“Investment in Affiliates” has been changed to “Equity method investments”.

•	¥90,993 million of equity securities accounted for by the equity method included in “Investments in securities” as of March 31, 2023 has been reclassified into “Equity method investments”.

F-3
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

•
¥27,424
 million of loans to affiliates and
¥650
 million of allowance for credit losses on loans to affiliates as of March 31, 2023, which were included in “Investments in Affiliates”, have been reclassified into “Installment Loans” and “Allowance for Credit Losses”, respectively and ¥2,511 million of investments for which the fair value option is applied and was included in “Investment in Affiliates” as of March 31, 2023 has been reclassified into “Investments in securities”.

(Consolidated Statements of Income)

•
“Equity in Net Income of Affiliates” and “Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net” have been changed to “Equity in Net Income of Equity method investments” and “Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net” respectively.

•
Gains (losses) on fund investment accounted for by the equity method included in “Gains on investment securities and dividends” in the amount of ¥10,222 million and ¥(1,505) million for fiscal 2022 and 2023 have been reclassified into “Equity in Net Income of Equity method investments”. Gains on sales of fund investment accounted for by the equity method included in “Gains on investment securities and dividends” in the amount of ¥4,212 million and ¥6,085 million for fiscal 2022 and 2023 have been reclassified into “Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net”.

•
Interest
on loans to affiliates included in “Equity in Net Income of Affiliates” in the amount of
 ¥2,112 million and ¥1,866 million for fiscal
2022 and 2023 have been reclassified into “Finance revenues”, and credit loss expense of loans to affiliates included in “Equity in Net Income of Affiliates” in the amount of
¥1,449 million and ¥361 million for fiscal 2022 and 2023 have been reclassified into “Provision for credit losses”.

(Consolidated Statements of Cash Flows)

•	“Equity in net income of affiliates (excluding interest on loans)” has been changed to “Equity in net income of equity method investments” in cash flows from operating activities.

•
“Gains on sales of subsidiaries and affiliates and liquidation losses, net” has been changed to “Gains on sales of subsidiaries and equity method investments and liquidation losses, net” in cash flows from operating activities.

•
Credit losses for loans to affiliates in the amount of ¥1,449 million and ¥361 million for fiscal 2022 and 2023 previously included in “Equity in net income of affiliates (excluding interest on loans)” has been reclassified into “Provision for credit losses” in cash flows from operating activities.

•
Other non-cash profit and loss in the amount of ¥(782) million and ¥(797) million for fiscal 2022 and 2023 previously included in “Equity in net income of affiliates (excluding interest on loans)” has been reclassified into “Other, net” in cash flows from operating activities.

•
Gains on sales of equity securities accounted for by the equity method in the amount of ¥(4,095) million and ¥(6,085) million for fiscal 2022 and 2023 previously included in “Gains on sales of securities other than trading” have been reclassified into “Gains on sales of subsidiaries and equity method investments and liquidation losses, net” in cash flows from operating activities.

•
Other non-cash profit and loss in the amount of ¥(10,145) million and ¥1,505 million for fiscal 2022 and 2023 previously included in “Other, net” has been reclassified into “Equity in net income of equity method investments” in cash flows from operating activities.

•
Other non-cash profit and loss in the amount of ¥(117) million for fiscal 2022 previously included in “Other, net” has been reclassified into “Gains on sales of subsidiaries and equity method investments and liquidation losses, net” in cash flows from operating activities.

•	“Installment loans made to customers” has been changed to “Originations of installment loans” in cash flows from investing activities.

F-3
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

•	“Investment in affiliates, net” has been changed to “Investments in equity method investees, net” in cash flows from investing activities.

•	“Proceeds from sales of investment in affiliates” has been changed to “Proceeds from sales of equity method investments” in cash flows from investing activities.

•
Loans made to affiliates in the amount of ¥(4,311) million and ¥(8,725) million for fiscal 2022 and 2023 previously included in “Investment in affiliates, net” has been reclassified into “Originations of installment loans” in cash flows from investing activities.

•
Principal collected on loans to affiliates in the amount of ¥5,833 million and ¥19,645 million for fiscal 2022 and 2023 previously included in “Investment in affiliates, net” has been reclassified into “Principal collected on installment loans” in cash flows from investing activities.

•
Execution of investments for which the fair value option applied in the amount of ¥(2,506) million for fiscal 2023 previously included in “Investment in affiliates, net” has been reclassified into “Purchases of equity securities other than trading” in cash flows from investing activities.

•
Purchases of equity securities accounted for by the equity method in the amount of ¥(12,969) million and ¥(14,501) million for fiscal 2022 and 2023 previously included in “Purchases of equity securities other than trading” has been reclassified into “Investments in equity method investees, net” in cash flows from investing activities.

•
Proceeds from sales of equity securities accounted for by the equity method in the amount of ¥6,952 million and ¥7,767 million for fiscal 2022 and 2023 previously included in “Proceeds from sales of equity securities other than trading” has been reclassified into “Proceeds from sales of equity method investments” in cash flows from investing activities.

•
Principal collected on equity securities accounted for by the equity method through dividends in the amount of ¥8,887 million and ¥4,340 million for fiscal 2022 and 2023 previously included in “Other, net” has been reclassified into “Investments in equity method investees, net” in cash flows from investing activities.

2. Fair Value Measurements
Consolidated financial statements data have been changed since fiscal 2024. The amounts of fair value measurements in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 “Significant Accounting and Reporting Policies (aa) Reclassifications.”
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
The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be

F-3
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale debt securities, certain equity securities, derivatives, certain reinsurance recoverables, and variable annuity and variable life insurance contracts
, and certain accounts payable
at fair value on a recurring basis.
The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2023 and 2024:
March 31, 2023

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥197,041	¥0	¥23,192	¥173,849
Trading debt securities	2,179	0	2,179	0
Available-for-sale debt securities:	2,234,608	4,334	1,986,672	243,602
Japanese and foreign government bond securities*2	801,295	3,004	798,291	0
Japanese prefectural and foreign municipal bond securities	369,246	0	365,915	3,331
Corporate debt securities*3	784,388	1,330	778,321	4,737
CMBS and RMBS in the Americas	43,173	0	43,173	0
Other asset-backed securities and debt securities	236,506	0	972	235,534
Equity securities*4*5	381,747	105,646	133,027	143,074
Derivative assets:	72,398	203	65,377	6,818
Interest rate swap agreements	22,798	0	22,798	0
Options held/written and other	30,487	0	23,669	6,818
Futures, foreign exchange contracts	17,785	203	17,582	0
Foreign currency swap agreements	1,325	0	1,325	0
Credit derivatives held	3	0	3	0
Netting*6	(22,052)	0	0	0
Net derivative assets	50,346	0	0	0
Other assets:	4,676	0	0	4,676
Reinsurance recoverables*7	4,676	0	0	4,676

Total	¥2,892,649	¥110,183	¥2,210,447	¥572,019

Liabilities:
Derivative liabilities:	¥71,366	¥1,484	¥55,240	¥14,642
Interest rate swap agreements	3,319	0	3,319	0
Options held/written and other	28,423	0	13,781	14,642
Futures, foreign exchange contracts	37,195	1,484	35,711	0
Foreign currency swap agreements	2,426	0	2,426	0
Credit derivatives written	3	0	3	0
Netting*6	(22,052)	0	0	0
Net derivative Liabilities	49,314	0	0	0
Policy Liabilities and Policy Account Balances:	163,734	0	0	163,734
Variable annuity and variable life insurance contracts*8	163,734	0	0	163,734

Total	¥235,100	¥1,484	¥55,240	¥178,376

F-3
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2024

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥129,959	¥0	¥33,393	¥96,566
Available-for-sale debt securities:	2,665,478	11,491	2,334,690	319,297
Japanese and foreign government bond securities*2	1,034,914	4,303	1,030,611	0
Japanese prefectural and foreign municipal bond securities	401,465	0	390,543	10,922
Corporate debt securities*3	844,579	7,188	831,805	5,586
CMBS and RMBS in the Americas	87,740	0	80,575	7,165
Other asset-backed securities and debt securities	296,780	0	1,156	295,624
Equity securities*4*5	415,607	108,964	143,786	162,857
Derivative assets:	72,986	52	66,433	6,501
Interest rate swap agreements	18,995	0	18,995	0
Options held/written and other	15,349	0	8,848	6,501
Futures, foreign exchange contracts	38,172	52	38,120	0
Foreign currency swap agreements	470	0	470	0
Netting*6	(47,496)	0	0	0
Net derivative assets	25,490	0	0	0
Other assets:	2,786	0	0	2,786
Reinsurance recoverables*7	2,786	0	0	2,786

Total	¥3,286,816	¥120,507	¥2,578,302	¥588,007

Liabilities:
Derivative liabilities:	¥95,686	¥607	¥90,862	¥4,217
Interest rate swap agreements	3,728	0	3,728	0
Options held/written and other	14,394	0	10,177	4,217
Futures, foreign exchange contracts	70,997	607	70,390	0
Foreign currency swap agreements	6,563	0	6,563	0
Credit derivatives written	4	0	4	0
Netting*6	(47,496)	0	0	0
Net derivative Liabilities	48,190	0	0	0
Policy Liabilities and Policy Account Balances:	167,207	0	0	167,207
Variable annuity and variable life insurance contracts*8	167,207	0	0	167,207
Accounts Payable	14,136	0	0	14,136
Contingent Consideration	14,136	0	0	14,136

Total	¥277,029	¥607	¥90,862	¥185,560

*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income were losses of ¥2,982 million, ¥2,429 million and

F-3
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

a gain
of
¥428 million from the change in the fair value of the loans for fiscal 2022, 2023 and 2024, respectively. No gains or losses were recognized in earnings during fiscal 2022, 2023 and 2024 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2023, were ¥199,674 million and ¥197,041 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥2,633 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2024, were ¥130,554 million and ¥129,959 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥595 million. As of March 31, 2023 and 2024, there were no loans that are 90 days or more past due or, in non-accrual status.

*2
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a gain of ¥51 million, losses
of ¥11 million and ¥6 million from the change in the fair value of those investments for fiscal 2022, 2023 and 2024, respectively. The amount of aggregate fair value elected the fair value option were ¥237 million and ¥1,000 million as of March 31, 2023 and 2024, respectively.

*3
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥365 million and ¥516 million, a gain
of ¥399 million from the change in the fair value of those investments for fiscal 2022, 2023 and 2024, respectively. The amounts of aggregate fair value elected the fair value option were ¥6,605 million and ¥7,751 million as of March 31, 2023 and 2024, respectively.

*4
Certain subsidiaries elected the fair value option for certain investments in investment funds, and others included in equity securities. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥1,199 million, ¥1,066 million and ¥3,269 million from the change in the fair value of those investments for fiscal 2022, 2023 and 2024, respectively. The amounts of aggregate fair value elected the fair value option were ¥18,544 million and ¥26,945 million as of March 31, 2023 and 2024, respectively.

*5	The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥51,263 million and ¥85,280 million as of March 31, 2023 and 2024, respectively.
*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7
Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥4,676 million and ¥2,786 million as of March 31, 2023 and 2024, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings for fiscal 2022, 2023 and 2024, see Note 23 “
Income and Expenses Relating to
Life Insurance Operations.”

*8
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥163,734 million and ¥167,207 million as of March 31, 2023 and 2024, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings for fiscal 2022, 2023 and 2024, see Note 23 “
Income and Expenses Relating to
Life Insurance Operations.”

F-3
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in fiscal 2022, 2023 and 2024:
2022

	Millions of yen
	Balance at April 1, 2021	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2022	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2022*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at March 31, 2022*2
		Included in earnings*1	Included in other comprehensive income*2	Total
Available-for-sale debt securities	¥133,457	¥7,041	¥6,941	¥13,982	¥51,644	¥(9,465)	¥(48,558)	¥0	¥141,060	¥2,445	¥7,116
Japanese prefectural and foreign municipal bond securities	2,761	0	292	292	0	0	0	0	3,053	0	291
Corporate debt securities	1,021	0	(1)	(1)	0	0	(323)	0	697	0	(1)
Other asset-backed securities and debt securities	129,675	7,041	6,650	13,691	51,644	(9,465)	(48,235)	0	137,310	2,445	6,826
Equity securities	91,410	16,350	8,779	25,129	24,606	(26,795)	(768)	(610)	112,972	4,555	8,743
Investment funds , and others	91,410	16,350	8,779	25,129	24,606	(26,795)	(768)	(610)	112,972	4,555	8,743
Derivative assets and liabilities (net)	13,790	(18,340)	778	(17,562)	0	0	0	0	(3,772)	(18,340)	778
Options held/written and other	13,790	(18,340)	778	(17,562)	0	0	0	0	(3,772)	(18,340)	778
Other asset	6,297	(2,146)	0	(2,146)	1,835	0	(772)	0	5,214	(2,146)	0
Reinsurance recoverables*5	6,297	(2,146)	0	(2,146)	1,835	0	(772)	0	5,214	(2,146)	0
Policy Liabilities and Policy Account Balances	266,422	(1,743)	(467)	(2,210)	0	0	(69,727)	0	198,905	(1,743)	(467)
Variable annuity and variable life insurance contracts *6	266,422	(1,743)	(467)	(2,210)	0	0	(69,727)	0	198,905	(1,743)	(467)

F-3
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

2023

	Millions of yen
	Balance at April 1, 2022	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2023	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2023*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at March 31, 2023*2
		Included in earnings *1	Included in other comprehensive income*2	Total
Loans held for sale	¥0	¥18	¥1,095	¥1,113	¥2,457	¥(5,776)	¥0	¥176,055	¥173,849	¥18	¥1,095
Available-for-sale debt securities	141,060	3,788	1,238	5,026	116,175	(9,100)	(9,559)	0	243,602	3,458	1,713
Japanese prefectural and foreign municipal bond securities	3,053	0	278	278	0	0	0	0	3,331	0	278
Corporate debt securities	697	89	(1)	88	5,922	(1,554)	(416)	0	4,737	(16)	(0)
Other asset-backed securities and debt securities	137,310	3,699	961	4,660	110,253	(7,546)	(9,143)	0	235,534	3,474	1,435
Equity securities	112,972	22,823	9,647	32,470	7,191	(7,223)	(2,336)	0	143,074	22,113	9,514
Investment funds, and others	112,972	22,823	9,647	32,470	7,191	(7,223)	(2,336)	0	143,074	22,113	9,514
Derivative assets and liabilities (net)	(3,772)	(2,845)	(1,207)	(4,052)	0	0	0	0	(7,824)	(2,845)	(1,207)
Options held/written and other	(3,772)	(2,845)	(1,207)	(4,052)	0	0	0	0	(7,824)	(2,845)	(1,207)
Other asset	5,214	(1,286)	0	(1,286)	1,153	0	(405)	0	4,676	(1,286)	0
Reinsurance recoverables*5	5,214	(1,286)	0	(1,286)	1,153	0	(405)	0	4,676	(1,286)	0
Policy Liabilities and Policy Account Balances	198,905	6,343	74	6,417	0	0	(28,754)	0	163,734	6,343	74
Variable annuity and variable life insurance contracts*6	198,905	6,343	74	6,417	0	0	(28,754)	0	163,734	6,343	74
2024

	Millions of yen
	Balance at April 1, 2023	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2024	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2024*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at March 31, 2024*2
		Included in earnings*1	Included in other comprehensive income*2	Total
Loans held for sale	¥173,849	¥566	¥18,937	¥19,503	¥4,467	¥(66,078)	¥(35,175)	¥0	¥96,566	¥0	¥18,937
Available-for-sale debt securities	243,602	13,906	17,117	31,023	68,295	(15,041)	(15,400)	6,818	319,297	12,918	18,018
Japanese prefectural and foreign municipal bond securities	3,331	(75)	866	791	0	0	(18)	6,818	10,922	(75)	809
Corporate debt securities	4,737	974	1	975	14	0	(140)	0	5,586	608	1
CMBS and RMBS in the Americas	0	0	286	286	6,879	0	0	0	7,165	0	282
Other asset-backed securities and debt securities	235,534	13,007	15,964	28,971	61,402	(15,041)	(15,242)	0	295,624	12,385	16,926
Equity securities	143,074	(841)	18,617	17,776	4,675	(495)	(2,173)	0	162,857	(1,097)	18,617
Investment funds, and others	143,074	(841)	18,617	17,776	4,675	(495)	(2,173)	0	162,857	(1,097)	18,617
Derivative assets and liabilities (net)	(7,824)	10,595	(487)	10,108	0	0	0	0	2,284	10,595	(487)
Options held/written and other	(7,824)	10,595	(487)	10,108	0	0	0	0	2,284	10,595	(487)
Other asset	4,676	(2,711)	0	(2,711)	971	0	(150)	0	2,786	(2,711)	0
Reinsurance recoverables*5	4,676	(2,711)	0	(2,711)	971	0	(150)	0	2,786	(2,711)	0
Policy Liabilities and Policy Account Balances	163,734	(30,205)	(265)	(30,470)	0	0	(26,997)	0	167,207	(30,205)	(265)
Variable annuity and variable life insurance contracts*6	163,734	(30,205)	(265)	(30,470)	0	0	(26,997)	0	167,207	(30,205)	(265)
Accounts Payable:	12,576	(47)	(1,513)	(1,560)	0	0	0	0	14,136	(47)	(1,513)
Contingent Consideration	12,576	(47)	(1,513)	(1,560)	0	0	0	0	14,136	(47)	(1,513)

F-3
7

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

*2
Unrealized
 gains and losses from loans held for sale are included in “Net change of foreign currency translation adjustments”, unrealized gains and losses from available-for-sale debt securities are included in “Net change of unrealized gains (losses) on investment in securities” and “Net change of foreign currency translation adjustments”, unrealized gains and losses from equity securities and derivative assets and liabilities (net) are included mainly in “Net change of foreign currency translation adjustments”, unrealized gains and losses from policy liabilities and policy account balances are included in “Net change of debt valuation adjustments.”, unrealized gains and losses from accounts payable are included in “Net change of foreign currency translation adjustments”.

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
In fiscal 2024,
foreign municipal bond securities
totaling ¥6,818 million were transferred from Level 2 to Level 3, since the inputs became unobservable.

F-3
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during fiscal 202
3
and 202
4
. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
2023

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥1,139	¥0	¥1,139	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	5,970	0	0	5,970
Investment in operating leases, property under facility operations, office facilities and other assets	4,568	0	31	4,537
Certain equity securities	11,794	0	11,794	0
Certain equity method investments	4,013	3,587	0	426

	¥27,484	¥3,587	¥12,964	¥10,933

2024

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥1,706	¥0	¥1,706	¥0
Real estate collateral-dependent loans (net of allowance for credit losses)	5,535	0	261	5,274
Investment in operating leases and property under facility operations	1,205	0	0	1,205
Certain equity securities	18,484	0	18,484	0
Certain equity method investments	461	0	0	461

	¥27,391	¥0	¥20,451	¥6,940

F-
39

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
Real estate collateral-dependent loans owned by a certain subsidiary are classified as Level 2, because fair value measurement is based on observable market prices.
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

F-4
0

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
The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities and debt securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities and debt securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to certain CMBS and RMBS in the Americas and other asset-backed securities and debt securities, the Company and its subsidiaries classified these securities that were measured at fair value based on the observable inputs such as trading price and/or bit price as Level 2. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities.
Equity securities and equity method investments
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, a certain Americas subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

measures its investments held by the investment companies which are owned by the subsidiary at fair value. These investment funds, certain equity securities and certain equity method investments are classified as Level 3, because fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as level 3, because the subsidiaries measure their fair value using discounted cash flow methodologies, discounting to net asset value based on inputs that are unobservable in the market, or broker quotes.
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
Accounts payable (Contingent consideration)
A certain subsidiary records a part of consideration for acquiring noncontrolling interests of its subsidiary as accounts payable (contingent consideration), and it is classified as level 3 because fair value measurement is based on discounted cash flow methodologies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2023 and 2024.

	March 31, 2023
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Loans held for sale	¥173,849	Discounted cash flows	Discount rate	8.0% – 10.0%
				(9.0%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	3,331	Appraisals/Broker quotes	—	—
Corporate debt securities	280	Discounted cash flows	Discount rate	0.4%
				(0.4%)
	4,457	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	29,165	Discounted cash flows	Discount rate	0.2% – 51.2%
				(8.9%)
			Probability of default	1.9%
				(1.9%)
	206,369	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds , and others	120,744	Discounted cash flows	WACC	11.9% – 26.4%
				(17.2%)
			EV/Terminal EBITDA multiple	7.5x-12.0x
				(9.5x)
		Market multiples	EV/Last twelve months EBITDA multiple	5.5x – 8.7x
				(7.9x)
			EV/Forward EBITDA multiple	4.9x – 8.9x
				(7.6x)
			EV/Precedent transaction last twelve months EBITDA multiple	7.5x-14.5x
				(10.0x)
	19,819	Appraisals/Broker quotes	—	—
	2,511	Discounted cash flows	Discount rate	8.0% – 12.0%
				(10.0%)
Derivative assets:
Options held/written and other	6,818	Discounted cash flows	Discount rate	12.0% – 32.0%
				(14.4%)
Other assets:
Reinsurance recoverables	4,676	Discounted cash flows	Discount rate	(0.4)% – 1.5%
				(0.4%)
			Mortality rate	0.0% – 100.0%
				(2.6%)
			Lapse rate	1.5% – 14.0%
				(5.0%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(100.0%)

Total	¥572,019

Liabilities:
Derivative liabilities:
Options held/written and other	¥14,603	Discounted cash flows	Discount rate	12.0% – 32.0%
				(14.4%)
	39	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	163,734	Discounted cash flows	Discount rate	(0.4)% – 1.5%
				(0.4%)
			Mortality rate	0.0% – 100.0%
				(2.1%)
			Lapse rate	1.5% – 30.0%
				(5.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(68.8%)

Total	¥178,376

F-
4
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2024
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Loans held for sale	¥96,566	Discounted cash flows	Discount rate	7.7% – 13.0%
				(10.0%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	7,145	Discounted cash flows	Discount rate	4.9% – 10.5%
				(5.8%)
	3,777	Appraisals/Broker quotes	—	—
Corporate debt securities	140	Discounted cash flows	Discount rate	0.4%
				(0.4%)
	5,446	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	7,165	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	28,391	Discounted cash flows	Discount rate	0.3% – 51.2%
				(6.7%)
			Probability of default	1.9%
				(1.9%)
	267,233	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds , and others	131,907	Discounted cash flows	WACC	12.8% – 26.4%
				(17.2%)
			EV/Terminal EBITDA multiple	7.5x - 12.0x
				( 9.5x )
		Market multiples	EV/Last twelve months EBITDA multiple	8.1x -9.5x
				(8.8 x)
			EV/Forward EBITDA multiple	6.8x-9.6x
				(8.2x)
			EV/Precedent transaction last twelve months EBITDA multiple	8.0x-13.0x
				(9.9x)
	24,668	Appraisals/Broker quotes	—	—
	6,282	Discounted cash flows	Discount rate	8.0% – 12.0%
				(10.3%)
Derivative assets:
Options held/written and other	6,501	Discounted cash flows	Discount rate	12.0% – 33.0%
				(14.6%)
Other assets:
Reinsurance recoverables	2,786	Discounted cash flows	Discount rate	(0.1)% – 1.6%
				(0.5%)
			Mortality rate	0.0% – 100.0%
				(2.9%)
			Lapse rate	1.5% – 14.0%
				(4.8%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(100.0%)

Total	¥588,007

Liabilities:
Derivative liabilities:
Options held/written and other	¥4,198	Discounted cash flows	Discount rate	12.0% – 33.0%
				(14.6%)
	19	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	167,207	Discounted cash flows	Discount rate	(0.1)% – 1.6%
				(0.5%)
			Mortality rate	0.0% – 100.0%
				(2.1%)
			Lapse rate	1.5% – 30.0%
				(5.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(66.7%)

Accounts Payable:
Contingent Consideration	14,136	Discounted cash flows	EV/Terminal EBITDA multiple	15.0x
				( 15.0x )

Total	¥185,560

F-4
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during fiscal 2023 and 2024.

	2023
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,351	Direct capitalization	Capitalization rate	4.7% – 6.6%
				(5.5%)
	4,619	Appraisals	—	—
Investment in operating leases, property under facility operations, office facilities and other assets	3,257	Discounted cash flows	Discount rate	0.5% – 5.8%
				(4.9%)
	1,280	Appraisals	—	—
Certain equity method investments	23	Discounted cash flows	Discount rate	3.7%
				(3.7%)
	403	Appraisals	—	—

	¥10,933

	2024
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥892	Direct capitalization	Capitalization rate	4.6% – 6.3%
				(5.3%)
	4,382	Appraisals	—	—
Investment in operating leases and property under facility operations	337	Discounted cash flows	Discount rate	0.0% – 13.0%
				(3.6%)
	868	Appraisals	—	—
Certain equity method investments	461	Market multiples	EV/EBITDA multiple	3 x- 6 x
				( 4.5 x)

	¥6,940

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
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

For more analysis of the uncertainty of each input, see the description of the main valuation methodologies used for assets
and liabilities measured at fair value.
3. Acquisitions and Divestitures
(1) DHC Corporation acquisition
On November 11, 2022, in an effort to expand ORIX Group’s network in the healthcare business, the Company executed a share purchase agreement with Mr. Yoshiaki Yoshida, a major shareholder of DHC Corporation (hereinafter, “DHC”), and reached a basic agreement to acquire the shares of DHC. On January 31, 2023, as the date of the business combination, the Company acquired the total number of issued shares of DHC and DHC became a wholly owned subsidiary of the Company.
The total cost of the acquisition consideration is ¥300,000 million, which is paid in cash.
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
The Company finalized the purchase price allocation during fiscal 2024. As a result, the following table provides fair value amounts allocated to assets acquired and liabilities assumed from DHC.

	Millions of yen
	Pre l iminary Valuation 2023	Adjustments	Final Valuation 2024
Cash and Cash Equivalents	¥101,254	¥0	¥101,254
Property under Facility Operations	18,790	(292)	18,498
Trade Notes, Accounts and Other Receivable	11,117	0	11,117
Inventories	17,370	1,727	19,097
Office Facilities	17,316	447	17,763
Other Assets and other	197,840	5,390	203,230

Total Assets	363,687	7,272	370,959

Short-Term Debt	5,000	0	5,000
Trade Notes, Accounts and Other Payable	13,748	0	13,748
Current and Deferred Income Taxes	25,472	8,095	33,567
Other Liabilities	19,114	(823)	18,291

Total Liabilities	63,334	7,272	70,606

Noncontrolling interests	353	0	353

Net	¥300,000	¥0	¥300,000

Goodwill and other intangible assets that were identified in connection with the acquisition are included in other assets in the above table and the Company’s consolidated balance sheet as of March 31, 2024. The amounts of fair value of goodwill and identifiable intangible assets at the time of acquisition were ¥94,324 million and ¥104,910 million, respectively. Goodwill is measured as an excess of consideration transferred over the net assets

F-4
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

acquired recognized at fair value. The Company calculated the amount of goodwill based on fair value of assets acquired and liabilities assumed. The goodwill represents the future growth of ORIX Group from new revenue streams arising from the consolidation of DHC and synergies with the existing Company’s assets and businesses. The goodwill is not deductible for income tax purposes. The goodwill and other intangible assets recorded in connection with this acquisition are included in PE Investment and Concession segment.
Other intangible assets recognized in this acquisition consist of the following:

	Millions of yen	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangible assets that have indefinite useful lives:
Trademarks and trade names	¥77,721	—

Subtotal	77,721

Intangibles subject to amortization:
License	15,976	15

Customer relationships	11,213	16

Subtotal	27,189

Total	¥104,910

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2021, the beginning of the fiscal year ended March 31, 2022:

	Millions of yen
	March 31, 2022	March 31, 2023
Total revenues	¥2,598,161	¥2,754,190
Net Income	327,997	310,937
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
During fiscal 2023, the Company and its subsidiaries acquired entities, other than DHC, for a total cost of the acquisition consideration of ¥60,876 million, which was paid mainly in cash. Goodwill initially recognized in

F-4
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

these transactions amounted to ¥17,644 million and the goodwill is not deductible for income tax purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥31,087 million. The acquisitions were mainly included in PE Investment and Concession segment.
During fiscal 2024, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥11,894 million, which was paid mainly in cash. Goodwill initially recognized in these transactions amounted to ¥4,241 million and the goodwill is not deductible for income tax purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥7,049 million. The acquisitions were mainly included in
PE Investment
and
Concession
segment.
The Company did not recognize any bargain purchase gain during fiscal 2022. The Company recognized a bargain purchase gain of ¥1,174 million associated with four of its acquisitions mainly in Environment and Energy segment during fiscal 2023. The Company did not recognize any bargain purchase gain during fiscal 2024.
The segment in which goodwill is allocated is disclosed in Note 13 “Goodwill and Other Intangible Assets.”
(3) Divestitures
Gains on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2022, 2023 and 2024 amounted to ¥191,999 million, ¥33,000 million and ¥72,488 million, respectively. Gains on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2022 mainly consisted of ¥163,775 million in Corporate Financial Services and Maintenance Leasing segment, ¥1,447 million in Environment and Energy segment, ¥20,041 million in ORIX USA segment and ¥6,701 million in Asia and Australia segment. Gains (losses) on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2023 mainly consisted of ¥137 million in Real Estate segment, ¥2,367 million in PE Investment and Concession segment, ¥16,698 million in Environment and Energy segment, ¥(1,076) million in Aircraft and Ships segment, ¥10,201 million in ORIX USA segment and ¥4,676 million in Asia and Australia segment. Gains (losses) on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2024 mainly consisted of ¥19,822 million in PE Investment and Concession segment, ¥(5,557) million in Environment and Energy segment, ¥57,470 million in Banking and Credit segment, ¥(1,978) million in ORIX USA segment and ¥2,502 million in ORIX Europe segment.
During fiscal 2022, the Company sold the business of Yayoi, which was a consolidated subsidiary of the Company. The sale resulted in a gain of ¥163,016 million which was included in gains on sales of subsidiaries and equity method investments and liquidation losses, net. A gain on the sale was included in Corporate Financial Services and Maintenance Leasing segment.
During fiscal 2024, the Company sold 66% of the common shares of a consolidated subsidiary, ORIX Credit Corporation (hereinafter, “ORIX Credit”) to a third-party. The
C
ompany retains a 34% interest in ORIX Credit, which became an equity method investment from fiscal 2024. The sale of the controlling interest resulted in a gain ¥37,930 million, and the remeasurement of the retained interest to its fair value resulted in a gain of ¥19,540 million, both of which were included in earnings as gains on sales of subsidiaries and equity method investment and liquidation losses, net during fiscal 2024. The fair value of the retained interest was remeasured using
the stock value based on the sale proceed.

F-
48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

4. Revenues from Contracts with Customers
The following table provides information about revenues from contracts with customers, and other sources of revenue in fiscal 2022, 2023 and 2024.

	Millions of yen
	2022	2023	2024
Goods or services category
Sales of goods	¥340,697	¥299,901	¥266,390
Real estate sales	94,700	92,668	107,524
Asset management and servicing	244,887	239,232	244,508
Automobile related services	76,772	82,428	88,325
Facilities operation	32,163	56,231	76,087
Environment and energy services	156,327	209,649	158,075
Real estate management and brokerage	100,304	98,593	99,843
Real estate contract work	92,999	120,379	152,022
Other	107,249	104,284	107,191

Total revenues from contracts with customers	1,246,098	1,303,365	1,299,965
Other revenues *	5,904	19,355	38,959

Total sales of goods and real estate and services income	¥1,252,002	¥1,322,720	¥1,338,924

*	Other revenues are not in the scope of revenue from contracts with customers.
The following table provides information about costs of goods sold and real estate sold and services expense in fiscal 2022, 2023 and 2024.

	Millions of yen
	2022	2023	2024
Goods or services category
Costs of goods sold	¥302,948	¥254,407	¥179,799
Costs of real estate sold	78,171	78,602	88,828
Asset management and servicing	56,810	52,918	58,376
Automobile related services	47,952	52,260	56,880
Facilities operation	46,515	57,143	65,979
Environment and energy services	122,426	166,821	109,923
Real estate management and brokerage	89,457	87,459	88,973
Real estate contract work	81,704	105,492	132,656
Other	50,246	49,034	47,314

Total expenses of costs of goods and real estate sold and services expenses	¥876,229	¥904,136	¥828,728

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

F-
49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Revenue recognition criteria on each goods or services category are mainly as follows:
Sales of goods
The Company and its subsidiaries sell various goods such as cosmetics, health foods, medical equipment, business management software and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

services to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Facilities operation
The Company and its subsidiaries are running hotels, Japanese inns, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to operation of a multipurpose dome, a certain subsidiary receives payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations included in services income are not within the scope of revenue from contracts with customers because these gains refer to transfers of non-financial assets to counterparties that are not considered to be our customers.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
The following table provides information about balances from contracts with customers as of March 31, 2023 and 2024.

	Millions of yen
	March 31, 2023	March 31, 2024
Trade Notes, Accounts and Other Receivable	¥223,635	¥207,970
Contract assets (Included in Other Assets)	13,403	17,051
Contract liabilities (Included in Other Liabilities)	34,338	32,828
For fiscal 2023 and 2024, there were no significant changes in contract assets and liabilities.
For fiscal 2023 and 2024, revenue amounting to ¥25,705 million and ¥28,015 million were included in contract liabilities as of the beginning of each fiscal year, respectively.
As of March 31, 2024, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services, real estate sales and amounted to ¥211,868 million. Remaining term for the obligations ranges up to 17 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less and contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.

F-5
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

As of March 31, 2023 and 2024, assets recognized from the costs to obtain or fulfill contracts with customers were not material.
5. Cash Flow Information
The following table provides information about Cash, Cash Equivalents and
Restricted
Cash which are included in the Company’s consolidated balance sheets as of March 31, 2023 and 2024, respectively.

	Millions of yen
	2023	2024
Cash and Cash Equivalents	¥1,231,860	¥1,032,810
Restricted Cash	135,048	152,497

Cash, Cash Equivalents and Restricted Cash	¥1,366,908	¥1,185,307

Cash payments during fiscal 2022, 2023 and 2024 are as follows:

	Millions of yen
	2022	2023	2024
Cash payments:
Interest	¥65,965	¥117,759	¥182,633
Income taxes, net	83,030	187,246	3,507
The main non-cash activities in fiscal 2022, 2023 and 2024 are as follows.
In fiscal 2022, 2023 and 2024, real estate under operating leases of ¥464 million, ¥750 million and ¥9,442 million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral. In fiscal 2022, 2023 and 2024, other assets of ¥6 million, ¥12 million and ¥29 million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral. In fiscal 2024, investment in securities of ¥3,452 million, were recognized with the corresponding amounts of installment loans being derecognized as a result of restructuring.
In fiscal 2022, assets and liabilities decreased by ¥13,378 million and ¥943 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of other liabilities. In fiscal 2023, assets and liabilities decreased by ¥7,752 million and ¥3,916 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of operating lease assets, and the derecognized liabilities mainly consist of long-term debt. In fiscal 2024, assets and liabilities decreased by ¥1,777 million and ¥0 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of other liabilities. Derecognition of these assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions.
ROU assets obtained in exchange for lease liabilities were not included in cash flows from investing activities or financing activities because they did not involve cash transactions. For further information, see Note 6 “Leases.”

F-5
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Lease income for fiscal 2022, 2023 and 2024 are as follows:

	Millions of yen
	Fiscal Year ended March 31, 2022	Fiscal Year ended March 31, 2023	Fiscal Year ended March 31, 2024
Lease income – net investment in leases
Interest income	¥73,379	¥80,810	¥87,189
Other	2,598	2,568	2,500
Lease income – operating leases *	450,454	499,541	535,490

Total lease income	¥526,431	¥582,919	¥625,179

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥17,912 million, ¥25,699 million and ¥20,960 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥22,236 million, ¥31,233 million and ¥32,481 million for fiscal 2022, 2023 and 2024, respectively.

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income. Gains and losses from the disposition of net investment in leases were not material for fiscal 2022, 2023 and 2024.

F-5
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Net investment in leases at March 31, 2023 and 2024 consists of the following:

	Millions of yen
	March 31, 2023	March 31, 2024
Lease receivables*	¥1,057,990	¥1,124,232
Unguaranteed residual value	28,145	29,555
Initial direct costs	1,428	1,236

Total	¥1,087,563	¥1,155,023

*
Some lease contracts are subject to government assistance for the customers’ acquisition of leased assets, mainly for the purpose of environmental measures. This government assistance is accounted for as a reduction of lease receivables of lease contracts when the Company and its subsidiaries confirm receipt of cash. The amount of a reduction of lease receivables were ¥28,532 million and ¥31,108 million as of March 31, 2023 and 2024, respectively. Benefits of the government assistance are attributed to the customers by the reduced lease payments. Furthermore, remaining term of government assistance contracts ranges up to 11 years and 14 years as of March 31, 2023 and 2024, respectively. And when receiving the government assistance, restrictions mainly on disposal of property and duty of keeping documents occur for a certain period of time.

Investment in operating leases at March 31, 2023 and 2024 consists of the following:

	Millions of yen
	March 31, 2023	March 31, 2024
Transportation equipment	¥1,521,865	¥1,892,410
Measuring and information-related equipment	342,591	377,195
Real estate	319,074	308,989
Other	79,633	87,525

	2,263,163	2,666,119
Accumulated depreciation	(865,942)	(936,001)

Net	1,397,221	1,730,118
Right-of-use assets	98,417	87,359
Accrued rental receivables	45,123	54,230
Allowance for doubtful receivables on operating leases	(3,583)	(3,133)

Total	¥1,537,178	¥1,868,574

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2022, 2023 and 2024 are as follows:

	Millions of yen
	2022	2023	2024
Depreciation expenses	¥231,643	¥245,180	¥261,723
Various expenses	90,427	91,807	95,037

Total	¥322,070	¥336,987	¥356,760

F-5
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Remaining lease receivables of net investment in leases (including residual value guarantees) range up to 18 years at March 31, 2024. Remaining lease receivables of the operating lease contracts range up to 57 years at March 31, 2024. At March 31, 2024, the amounts due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	Net investment in leases	Operating leases
2025	¥476,700	¥381,709
2026	322,930	241,771
2027	215,653	162,414
2028	123,055	94,841
2029	72,827	53,333
Thereafter	54,652	135,000

Total lease payments	1,265,817	¥1,069,068

Less imputed interest	(141,585)

Total lease receivables	¥1,124,232

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
The component of lease expense for fiscal 2022, 2023 and 2024 are as follows:

	Millions of yen	Millions of yen	Millions of yen
	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024
Finance lease cost
Depreciation expenses of right-of-use assets	¥534	¥536	¥580
Interest expenses of lease liabilities	106	150	84

	640	686	664

Operating lease cost	49,725	52,279	53,405
Short-term lease cost	3,034	2,742	3,048
Variable lease cost	65	1,297	2,721
Sublease income	(3,192)	(8,819)	(9,512)

Total	¥50,272	¥48,185	¥50,326

The Company and its subsidiaries recorded net gains on sale and leaseback transactions of ¥2,661 million for fiscal 2024.

F-5
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Supplemental cash flow information related to leases for fiscal 2022, 2023 and 2024 are as follows:

	Millions of yen
	Year Ended March 31, 2022
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥106	¥47,321
Cash flows from financing activities	878	0

Right-of-use assets obtained in exchange for lease liabilities:	¥278	¥37,816

	Millions of yen
	Year Ended March 31, 2023
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥150	¥50,369
Cash flows from financing activities	781	0

Right-of-use assets obtained in exchange for lease liabilities:	¥93	¥39,823

	Millions of yen
	Year Ended March 31, 2024
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥84	¥52,759
Cash flows from financing activities	664	0

Right-of-use assets obtained in exchange for lease liabilities:	¥1,481	¥27,427

Supplemental balance sheet information related to lessee leases at March 31, 2023 and 2024 are as follows:

	Millions of yen, except lease term and discount rate
	March 31, 2023
	Finance leases	Operating leases
Investment in Operating Leases	¥4,782	¥93,635
Property under Facility Operations	1,394	85,036
Office Facilities	368	100,744

Total right-of-use assets	6,544	279,415

Other Liabilities	7,129	280,829

Total lease liabilities	¥7,129	¥280,829

Weighted average remaining lease term	37years	11years

Weighted average discount rate	2.4%	1.3%

F-5
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen, except lease term and discount rate
	March 31, 2024
	Finance leases	Operating leases
Investment in Operating Leases	¥4,685	¥82,674
Property under Facility Operations	2,306	72,284
Office Facilities	293	94,932

Total right-of-use assets	7,284	249,890

Other Liabilities	7,877	252,344

Total lease liabilities	¥7,877	¥252,344

Weighted average remaining lease term	35years	11years

Weighted average discount rate	2.2%	1.7%

At March 31, 2024, the amounts of lease liabilities related to lessee leases due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	Finance leases	Operating leases
2025	¥875	¥50,599
2026	793	39,445
2027	527	30,366
2028	388	25,168
2029	361	21,813
Thereafter	8,161	106,525

Total lease payments	11,105	273,916

Less imputed interest	(3,228)	(21,572)

Total lease liabilities	¥7,877	¥252,344

F-
58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

7. Installment Loans
Consolidated financial statements data have been changed since fiscal 2024. The amounts of installment loans in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 “Significant Accounting and Reporting Policies (aa) Reclassifications.”
The composition of installment loans by domicile and type of borrower at March 31, 2023 and 2024 is as follows:

	Millions of yen
	2023	2024
Borrowers in Japan:
Consumer—
Real estate loans	¥1,949,865	¥1,851,214
Card loans	171,635	72,353
Other	29,688	5,680

	2,151,188	1,929,247

Corporate—
Real estate companies	296,228	334,506
Non-recourse loans	124,499	145,286
Commercial, industrial and other companies	165,951	187,824

	586,678	667,616

Borrowers in overseas:
Consumer—
Real estate loans	107,094	96,247
Other	43,054	47,415

	150,148	143,662

Corporate—
Real estate companies	277,839	190,630
Non-recourse loans	38,654	50,263
Commercial, industrial and other companies	660,840	705,494

	977,333	946,387

Equity method investees	27,424	251,929

Purchased loans*	12,255	19,973

	¥3,905,026	¥3,958,814

*
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

Generally, installment loans are made under agreements that require the borrower to provide collateral or guarantors.

F-
59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

At March 31, 2024, the contractual maturities of installment loans (except purchased loans) for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2025	¥714,395
2026	403,303
2027	342,527
2028	243,226
2029	207,661
Thereafter	2,027,729

Total	¥3,938,841

Revenues from installment loans which are included in finance revenues in the consolidated statements of income are ¥176,597 million, ¥194,240 million and ¥205,734 million for fiscal 2022, 2023 and 2024, respectively.
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period. Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2023 and 2024 were ¥201,355 million and ¥137,179 million, respectively. There were ¥197,041 million and ¥129,959 million of loans held for sale as of March 31, 2023 and 2024, respectively, measured at fair value by electing the fair value option.
Purchased loans acquired by the Company and its subsidiaries are generally loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely and characterized by extended period of non-performance by the borrower, and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥12,255 million and ¥19,973 million as of March 31, 2023 and 2024, respectively, and the fair value at the acquisition date of purchased loans acquired during fiscal 2023 and 2024 were ¥2,444 million and ¥12,271 million, respectively.

F-6
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

8. Credit Quality of Financial Assets and the Allowance for Credit Losses
Consolidated financial statements data have been changed since fiscal 2024. The amounts of financial assets
and allowance for credit losses in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 “Significant Accounting and Reporting Policies (aa) Reclassifications.”
The Company and its subsidiaries provide the following information disaggregated by portfolio segment and class of financial assets.

•	Allowance for credit losses

•	Credit quality of financial assets
Credit quality indicators
Past-due financing receivables
Non-accrual

•	Information about modifications of financing receivables made to debtors experiencing financial difficulty
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

F-6
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost for fiscal 2022, 2023 and 2024:

	Fiscal Year ended March 31, 2022
	Millions of yen
	Beginning balance	Provision (Reversal)*3	Allowance of purchased loans during the reporting period	Charge- offs*4	Recoveries	Other*5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses :
Installment loans to consumer borrowers:
Real estate loans
Japan	¥5,922	¥340	¥0	¥(570)	¥24	¥0	¥5,716	¥5,211	¥505
Overseas	470	(34)	0	0	4	15	455	455	0
Card loans
Japan	12,984	(1,301)	0	(1,669)	4	1	10,019	9,423	596
Other
Japan	8,359	4,948	0	(8,114)	11	0	5,204	2,946	2,258
Overseas	1,275	300	0	(644)	0	174	1,105	961	144
Installment loans to corporate borrowers:
Non-recourse loans
Japan	32	49	0	0	0	0	81	81	0
The Americas	3,450	(1,035)	0	0	0	276	2,691	1,836	855
Other than non-recourse loans
Real estate companies
Japan	901	(204)	0	(109)	29	0	617	490	127
Overseas	1,539	(855)	0	(10)	0	61	735	735	0
Commercial, industrial and other companies
Japan	1,938	93	0	(761)	67	0	1,337	505	832
Overseas	18,763	3,503	0	(6,185)	155	2,060	18,296	13,367	4,929
Loans to Equity method investees	1,050	1,449	0	(790)	0	248	1,957	314	1,643
Purchased loans*1	1,835	(227)	2,210	(2,372)	114	15	1,575	608	967
Net investment in leases:	16,522	1,577	0	(2,802)	21	985	16,303	12,480	3,823

Subtotal	75,040	8,603	2,210	(24,026)	429	3,835	66,091	49,412	16,679

Other financial assets measured at amortized cost*2	4,955	1,213	0	(871)	45	(18)	5,324	248	5,076

Total	¥79,995	¥9,816	¥2,210	¥(24,897)	¥474	¥3,817	¥71,415	¥49,660	¥21,755

F-6
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Fiscal Year ended March 31, 2023
	Millions of yen
	Beginning balance	Provision (Reversal)*3	Allowance of purchased loans during the reporting period	Charge- offs*4	Recoveries	Other*5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses :
Installment loans to consumer borrowers:
Real estate loans
Japan	¥5,716	¥(1,437)	¥0	¥(215)	¥27	¥1	¥4,092	¥3,644	¥448
Overseas	455	(19)	0	0	1	9	446	446	0
Card loans
Japan	10,019	(421)	0	(584)	8	0	9,022	8,329	693
Other
Japan	5,204	4,672	0	(2,124)	8	(1)	7,759	5,337	2,422
Overseas	1,105	1,265	0	(508)	0	27	1,889	1,467	422
Installment loans to corporate borrowers:
Non-recourse loans
Japan	81	173	0	0	0	(1)	253	253	0
The Americas	2,691	(1,186)	0	0	0	(11)	1,494	560	934
Other than non-recourse loans
Real estate companies
Japan	617	131	0	0	28	1	777	663	114
Overseas	735	264	0	(29)	0	37	1,007	1,007	0
Commercial, industrial and other companies
Japan	1,337	102	0	(358)	71	0	1,152	477	675
Overseas	18,296	7,164	0	(8,212)	329	1,555	19,132	16,455	2,677
Loans to Equity method investees	1,957	361	0	(1,842)	0	174	650	281	369
Purchased loans*1	1,575	(261)	6,901	(7,142)	64	11	1,148	541	607
Net investment in leases:	16,303	1,678	0	(2,637)	27	348	15,719	12,032	3,687

Subtotal	66,091	12,486	6,901	(23,651)	563	2,150	64,540	51,492	13,048

Other financial assets measured at amortized cost*2	5,324	194	0	(4,721)	30	6	833	267	566

Total	¥71,415	¥12,680	¥6,901	¥(28,372)	¥593	¥2,156	¥65,373	¥51,759	¥13,614

F-6
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Fiscal Year ended March 31, 2024
	Millions of yen
	Beginning balance	Provision (Reversal)*3	Allowance of purchased loans during the reporting period	Charge- offs*4	Recoveries	Other*5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses :
Installment loans to consumer borrowers:
Real estate loans
Japan	¥4,092	¥(712)	¥0	¥(218)	¥151	¥(110)	¥3,203	¥2,893	¥310
Overseas	446	94	0	(6)	1	46	581	526	55
Card loans
Japan	9,022	101	0	(918)	10	(8,203)	12	12	0
Other
Japan	7,759	5,313	0	(3,856)	7	(9,132)	91	6	85
Overseas	1,889	3,166	0	(2,736)	476	265	3,060	1,762	1,298
Installment loans to corporate borrowers:
Non-recourse loans
Japan	253	176	0	0	0	0	429	429	0
The Americas	1,494	74	0	(55)	0	205	1,718	660	1,058
Other than non-recourse loans
Real estate companies
Japan	777	176	0	(4)	26	0	975	889	86
Overseas	1,007	430	0	0	0	112	1,549	1,045	504
Commercial, industrial and other companies
Japan	1,152	(44)	0	(281)	9	21	857	722	135
Overseas	19,132	8,702	0	(4,762)	176	2,576	25,824	16,061	9,763
Loans to Equity method investees	650	99	0	0	0	129	878	422	456
Purchased loans*1	1,148	13	47,676	(47,722)	2	16	1,133	548	585
Net investment in leases:	15,719	3,064	0	(2,635)	26	606	16,780	10,866	5,914

Subtotal	64,540	20,652	47,676	(63,193)	884	(13,469)	57,090	36,841	20,249

Other financial assets measured at amortized cost*2	833	311	0	(280)	9	147	1,020	321	699

Total	¥65,373	¥20,963	¥47,676	¥(63,473)	¥893	¥(13,322)	¥58,110	¥37,162	¥20,948

Notes:	1 Loans held for sale and policy loan receivables of an insurance entity are not in the scope of allowance for credit losses.
2
Held-to-maturity debt securities held by the Company and subsidiaries consist of Japanese government bonds (JGBs) and other securities secured by JGBs. There was no allowance for credit losses on these held-to-maturity debt securities. And there is no delinquency or on non-accrual status on held-to-maturity debt securities.

F-6
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2
The allowance for other financial assets measured at amortized cost includes the allowance for credit losses on financing receivables, such as accounts receivable. Other financial assets measured at amortized cost are mainly “Trade notes, accounts and other receivables” on the consolidated balance sheets.

*3
“Provision for credit losses” in the consolidated statements of income amounted to provisions of ¥5,388 million, ¥8,117 million and ¥20,968 million for fiscal 2022, 2023 and 2024 respectively. The reconciliation between the above table and the amounts reported on the consolidated statements of income
in fiscal 2022, 2023 and 2024 are as follows:

	Millions of yen
	Fiscal Year ended March 31, 2022	Fiscal Year ended March 31, 2023	Fiscal Year ended March 31, 2024
	Provision for credit losses	Provision for credit losses	Provision for credit losses
Net investment in leases	¥1,577	¥1,678	¥3,064
Installment loans	7,026	10,808	17,588

Subtotal in the above table	8,603	12,486	20,652

Other financial assets measured at amortized cost	1,213	194	311

Total in the above table	9,816	12,680	20,963

Off-balance sheet credit exposures *3(a)	(4,449)	(4,542)	(440)
Available-for-sale debt securities *3(b)	21	(21)	445

Amount reported on the consolidated financial statements	¥5,388	¥8,117	¥20,968

*3(a)
The allowance for off-balance sheet credit exposure were ¥22,120 million, ¥17,843 million and ¥5,116 million as of March 31, 2022, 2023 and 2024, respectively, and the amounts are recorded in “Other liabilities” on the consolidated balance sheets. For further information, see Note 31 “Commitments, Guarantees and Contingent Liabilities.”

*3(b)
The allowance for available-for-sale debt securities were ¥153 million ¥144 million and ¥634 million as of March 31, 2022, 2023 and 2024, respectively, and the amounts are recorded as a reduction in “Investments in securities” on the consolidated balance sheets. For further information, see Note 9 “Investment in Securities.”

*4	Included in Charge-off in write-offs of purchased loans were ¥2,210 million, ¥6,901 million and ¥47,676 million during fiscal 2022, 2023 and 2024.
*5	Other mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.

F-6
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about purchased loans which were acquired for fiscal 2022, 2023 and 2024:

	Millions of yen
	Fiscal Year ended March 31, 2022	Fiscal Year ended March 31, 2023	Fiscal Year ended March 31, 2024
Purchase price	¥4,926	¥2,444	¥12,271
Allowance for credit losses at acquisition date	2,210	6,901	47,676
Discount or premium attributable to other factors	220	261	1,188

Par value	¥7,356	¥9,606	¥61,135

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
Due to the diversity of assets and risk indicators held by the Company and its subsidiaries, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets as indicators that are common across all classes. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, whose repayment is past-due 90 days or more, financing receivables modified to debtors experiencing financial difficulty, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when it is probable that the acquisition cost of purchased loans cannot be collected, while all the other purchased loans are included in the category of performing assets.
When certain performing financial assets mainly have similar risk characteristics to other financial assets, the performing financial assets are collectively evaluated as a pool. On the contrary, when financial assets do not have similar risk characteristics to other financial assets, the financial assets are evaluated individually.

F-6
6

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
Loans to equity method investees

Equity method investees are diversified in various industries and countries. The credit quality of Loans to equity method investees is affected mainly by broader financial and economic conditions and trends in Japan, the Americas and Asian countries.
The allowance for credit losses for loans to equity method investees is estimated by considering, among others, debtors’ situation, as well as economic conditions and trends in its industries, the value of underlying collateral and guarantees, and probability of default and loss given default.
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

F-6
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
There have been no significant changes during fiscal 2024 to methodologies and economic indicators used to estimate the allowance for credit losses.
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
In the individual assessment the allowance for credit losses is estimated individually based on the present value of expected future cash flows, the observable market price or the fair value of the collateral securing the financing receivables if the financing receivables are collateral-dependent.
The collateral-dependent financing receivables are defined as the finance receivables, which a debtor would be in financial difficulty and the collection significantly depend on the collateral. These financing receivables are mainly non-recourse loans and purchased loans for which cash flows from underlying real estate is the source of repayment.
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
68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the origination years of financial assets as of March 31, 2023. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

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
Loans to Equity method investees:
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

F-7
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the origination years of financial assets as of March 31, 2024 and the gross write-offs, corresponding to each class of financial assets by origination year, recorded during fiscal 2024. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

	March 31, 2024
	Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2024	2023	2022	2021	2020	Prior	Total
Consumer borrowers:
Performing	¥245,106	¥200,373	¥165,337	¥248,395	¥334,364	¥788,888	¥1,982,463
Non-Performing	1,139	1,224	607	292	500	11,871	¥15,633
Gross write-offs	1,268	3,500	988	228	147	685	¥6,816

Real estate loans
Performing	219,407	182,697	161,632	247,905	334,009	788,635	¥1,934,285
Non-Performing	109	22	508	281	486	11,770	¥13,176
Gross write-offs	0	1	0	2	5	216	¥224
Other*
Performing	25,699	17,676	3,705	490	355	253	¥48,178
Non-Performing	1,030	1,202	99	11	14	101	¥2,457
Gross write-offs	1,268	3,499	988	226	142	469	¥6,592
Corporate borrowers:
Performing	484,932	236,795	276,776	96,684	121,132	183,404	¥1,399,723
Non-Performing	5,144	3,346	26,661	5,255	6,705	23,023	¥70,134
Gross write-offs	115	102	1,005	215	1,397	2,268	¥5,102

Non-recourse loans
Japan
Performing	97,099	22,621	10,572	6,713	1,266	7,015	¥145,286
Gross write-offs	0	0	0	0	0	0	¥0
The Americas
Performing	11,804	9,077	1,742	151	16,862	7,512	¥47,148
Non-Performing	0	68	0	0	0	3,047	¥3,115
Gross write-offs	0	0	0	0	0	55	¥55
Other than non-recourse loans
Real estate companies in Japan
Performing	143,553	57,185	28,355	22,836	22,907	58,195	¥333,031
Non-Performing	37	0	0	9	656	773	¥1,475
Gross write-offs	0	0	0	0	4	0	¥4
Real estate companies in overseas
Performing	4,334	16,493	9,972	2,764	3,352	4,663	¥41,578
Non-Performing	489	581	4,444	515	2,205	9,947	¥18,181
Gross write-offs	0	0	0	0	0	0	¥0

F-7
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2024
	Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2024	2023	2022	2021	2020	Prior	Total
Commercial, industrial and other companies in Japan
Performing	95,090	29,538	18,606	11,920	10,619	14,566	¥180,339
Non-Performing	2	80	31	93	38	313	¥557
Gross write-offs	0	76	54	29	22	100	¥281
Commercial, industrial and other companies in overseas
Performing	133,052	101,881	207,529	52,300	66,126	91,453	¥652,341
Non-Performing	4,616	2,617	22,186	4,638	3,806	8,943	¥46,806
Gross write-offs	115	26	951	186	1,371	2,113	¥4,762
Loans to Equity method investees:
Performing	133,587	27,874	72,407	2,091	58	13,983	¥250,000
Non-Performing	0	230	327	0	0	1,372	¥1,929
Gross write-offs	0	0	0	0	0	0	¥0
Purchased loans:
Performing	145	16	590	227	4,670	13,445	¥19,093
Non-Performing	0	0	0	0	0	880	¥880
Gross write-offs	1,163	409	229	44	206	45,671	¥47,722

Net investment in leases:
Performing	475,594	291,724	159,885	81,835	56,625	68,555	¥1,134,218
Non-Performing	4,406	4,891	2,992	1,529	1,368	5,619	¥20,805
Gross write-offs	1	190	839	422	298	885	¥2,635

Japan
Performing	199,864	139,133	100,905	67,932	46,911	64,436	¥619,181
Non-Performing	213	585	886	776	657	1,796	¥4,913
Gross write-offs	0	26	101	129	158	583	¥997
Overseas
Performing	275,730	152,591	58,980	13,903	9,714	4,119	¥515,037
Non-Performing	4,193	4,306	2,106	753	711	3,823	¥15,892
Gross write-offs	1	164	738	293	140	302	¥1,638

Total (excluding revolving repayment card loans)
Performing	¥1,339,364	¥756,782	¥674,995	¥429,232	¥516,849	¥1,068,275	¥4,785,497
Non-Performing	10,689	9,691	30,587	7,076	8,573	42,765	¥109,381
Gross write-offs	2,547	4,201	3,061	909	2,048	49,509	¥62,275

Note:	Loans held for sale, policy loan receivables of an insurance entity and financing receivables, such as accounts receivable are not included in the table above.
*
Other in loans to consumer borrowers includes claims receivable arising from payments on guarantee of consumer loans. For further information, see Note 31 “Commitments, Guarantees and Contingent Liabilities.”

F-7
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of March 31, 2023 is as follows:

	March 31, 2023
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

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of March 31, 2024 and the gross write-offs, corresponding to card loans, recorded during fiscal 2024 is as follows:

	March 31, 2024
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥72,353	¥0	¥72,353	¥4,785,497	¥4,857,850

Non-Performing	0	0	0	109,381	¥109,381

Gross write-offs	780	138	918	62,275	¥63,193

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

F-7
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the past-due financial assets as of March 31, 2023 and 2024:

	March 31, 2023
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,574	¥10,047	¥14,621	¥2,299,307
	Real estate loans	1,739	2,181	3,920	2,056,959
	Card loans	514	1,364	1,878	171,635
	Other	2,321	6,502	8,823	70,713
Corporate borrowers		5,628	21,363	26,991	1,357,086
Non-recourse loans	Japan	0	0	0	124,499
	The Americas	0	1,494	1,494	38,654
Other than non-recourse loans	Real estate companies in Japan	159	219	378	296,228
	Real estate companies in overseas	1,412	13,618	15,030	79,645
	Commercial, industrial and other companies in Japan	1,366	1,118	2,484	160,530
	Commercial, industrial and other companies in overseas	2,691	4,914	7,605	657,530
Loans to Equity method investees		0	0	0	27,535
Net investment in leases		9,181	15,583	24,764	1,087,563
	Japan	2,648	4,431	7,079	632,120
	Overseas	6,533	11,152	17,685	455,443

Total		¥19,383	¥46,993	¥66,376	¥4,771,491

F-7
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2024
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥3,994	¥4,458	¥8,452	¥2,070,449
	Real estate loans	2,064	2,178	4,242	1,947,461
	Card loans	0	0	0	72,353
	Other	1,930	2,280	4,210	50,635
Corporate borrowers		12,576	27,469	40,045	1,469,857
Non-recourse loans	Japan	0	0	0	145,286
	The Americas	2,502	1,126	3,628	50,263
Other than non-recourse loans	Real estate companies in Japan	113	115	228	334,506
	Real estate companies in overseas	1,080	17,619	18,699	59,759
	Commercial, industrial and other companies in Japan	1,666	355	2,021	180,896
	Commercial, industrial and other companies in overseas	7,215	8,254	15,469	699,147
Loans to Equity method investees		0	0	0	251,929
Net investment in leases		23,376	18,995	42,371	1,155,023
	Japan	2,525	4,372	6,897	624,094
	Overseas	20,851	14,623	35,474	530,929

Total		¥39,946	¥50,922	¥90,868	¥4,947,258

Note:	Loans held for sale, policy loans receivable of an insurance entity and purchased loans are not included in the table above.
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

F-7
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about non-accrual of financial assets as of March 31, 2023 and 2024:

	March 31, 2023
	Millions of yen
	Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥1,824	¥1,693	¥235	¥41
Overseas	475	547	0	0
Card loans
Japan	503	1,367	28	0
Other
Japan	2,391	5,429	170	10
Overseas	519	1,105	0	0
Installment loans to corporate borrowers:
Non-recourse loans
The Americas	8,787	3,248	0	0
Other than non-recourse loans
Real estate companies
Japan	351	219	51	13
Overseas	20,879	12,804	0	0
Commercial, industrial and other companies
Japan	1,267	1,118	71	190
Overseas	18,634	20,470	0	2,113
Loans to Equity method investees	58	667	0	0
Net investment in leases	17,771	16,627	0	0

Total	¥73,459	¥65,294	¥555	¥2,367

F-7
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2024
	Millions of yen
	Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥1,693	¥1,095	¥246	¥129
Overseas	547	1,107	0	100
Card loans
Japan	1,367	0	27	0
Other
Japan	5,429	96	169	7
Overseas	1,105	2,574	0	35
Installment loans to corporate borrowers:
Non-recourse loans
The Americas	3,248	3,116	0	0
Other than non-recourse loans
Real estate companies
Japan	219	115	45	4
Overseas	12,804	16,093	0	0
Commercial, industrial and other companies
Japan	1,118	355	312	42
Overseas	20,470	27,636	0	2,319
Loans to Equity method investees	667	1,929	0	1,282
Net investment in leases	16,627	19,002	0	0

Total	¥65,294	¥73,118	¥799	¥3,918

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

F-7
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about troubled debt restructurings of financing receivables that occurred during fiscal 2022 and fiscal 2023:

	Fiscal Year ended March 31, 2022
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥8,761	¥6,152
	Real estate loans	15	6
	Card loans	1,385	1,072
	Other	7,361	5,074
Corporate borrowers		5,481	5,319
Other than n on-recourse loans	Commercial, industrial and other companies in overseas	5,481	5,319

Total		¥14,242	¥11,471

	Fiscal Year ended March 31, 2023
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers		¥7,977	¥6,171
	Real estate loans	10	4
	Card loans	1,536	1,312
	Other	6,431	4,855
Corporate borrowers		10,510	10,507
Other than non-recourse loans	Real estate companies in Japan	231	230
	Commercial, industrial and other companies in overseas	10,279	10,277

Total		¥18,487	¥16,678

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

F-
7
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

For fiscal 2023, while there are financial assets for which the payments were deferred other than those in the troubled debt restructuring stated above due to the spread of COVID-19, the payment deferrals, which are determined not to meet the definition of a troubled debt restructuring are not included in the troubled debt restructuring stated the above.
The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2023 and for which there was a payment default during fiscal 2022 and fiscal 2023:

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

F-
79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about modifications of financing receivables made to debtors experiencing financial difficulty that occurred during fiscal 2024:

Fiscal Year ended March 31, 2024
Millions of yen
Portfolio segment	Interest rate reduction		Term extension		Principal forgiveness
Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥1,266	0.1	¥4,652	0.2	¥42	0.0
Real estate loans	5	0.0	1	0.0	1	0.0
Card loans	1,176	1.6	6	0.0	40	0.1
Other	85	0.2	4,645	9.2	1	0.0
Corporate borrowers	0	0	4,499	0.3	932	0.1
Non-recourse loans	0	0	1,277	0.7	0	0
The Americas	0	0	1,277	2.5	0	0
Other than non-recourse loans	0	0	3,222	0.3	932	0.1
Real estate companies in Japan	0	0	69	0.0	0	0
Commercial, industrial and other companies in Japan	0	0	711	0.4	0	0
Commercial, industrial and other companies in overseas	0	0	2,442	0.3	932	0.1
Loans to Equity method investees	0	0	955	0.4	0	0.0

Total	¥1,266	0.0	¥10,106	0.2	¥974	0.0

Portfolio segment	Combination - interest rate reduction and term extension		Combination - interest rate reduction and principal forgiveness		Combination - term extension and principal forgiveness
Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable
Consumer borrowers	¥93	0.0	¥546	0.0	¥365	0.0
Real estate loans	0	0	2	0.0	0	0
Card loans	0	0.0	525	0.7	0	0
Other	93	0.2	19	0.0	365	0.7
Corporate borrowers	446	0.0	0	0	220	0.0
Non-recourse loans	0	0	0	0	0	0
The Americas	0	0	0	0	0	0
Other than non-recourse loans	446	0.0	0	0	220	0.0
Real estate companies in Japan	0	0	0	0	0	0
Commercial, industrial and other companies in Japan	0	0	0	0	0	0
Commercial, industrial and other companies in overseas	446	0.1	0	0	220	0.0
Loans to Equity method investees	0	0	0	0	3,392	1.3

Total	¥539	0.0	¥546	0.0	¥3,977	0.1

F-8
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Fiscal Year ended March 31, 2024
	Millions of yen
Portfolio segment	Combination - interest rate reduction, term extension and principal forgiveness
Class	Amortized cost basis	% of total class of financing receivable
Consumer borrowers	¥0	0
Real estate loans	0	0
Card loans	0	0
Other	0	0
Corporate borrowers	327	0.0
Non-recourse loans	0	0
The Americas	0	0
Other than non-recourse loans	327	0.0
Real estate companies in Japan	0	0
Commercial, industrial and other companies in Japan	0	0
Commercial, industrial and other companies in overseas	327	0.0
Loans to Equity method investees	0	0

Total	¥327	0.0

The Company and its subsidiaries offer various types of concessions to the debtors to protect as much of the investment as possible in modifications of financing receivables made to debtors experiencing financial difficulty. For the debtors of all financing receivables, the Company and its subsidiaries offer concessions including an interest rate reduction and a term extension. In addition, for the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries also offer concessions such as a principal forgiveness or a temporary reduction in the interest payments. Furthermore, the Company and its subsidiaries may acquire collateral assets from the debtors in modifications of financing receivables made to debtors experiencing financial difficulty to satisfy fully or partially the loan principal or past due interest.
In common with all portfolio segments, financing receivables modified to debtors experiencing financial difficulty are recognized as impaired and are individually evaluated for allowance for credit losses, taking into account payment default and repayment status after modifications. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the modifications. However, as a result of the modification, the Company and its subsidiaries may recognize additional allowance for credit losses for the modified receivables.

F-8
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the financial effect of the modifications of financing receivables made to debtors experiencing financial difficulty that occurred during fiscal 2024:

Fiscal Year ended March 31, 2024
Millions of yen
Portfolio segment	Financial effect
Class	Interest rate reduction	Term extension	Principal forgiveness
Consumer borrowers
Real estate loans	Reduced weighted-average contractual interest rate from 5.3% to 0.0%.	Added a weighted-average 1.0 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥8 million.
Card loans	Reduced weighted-average contractual interest rate from 12.7% to 0.7%.	Added a weighted-average 0.9 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥185 million.
Other	Reduced weighted-average contractual interest rate from 14.6% to 5.3%.	Added a weighted-average 4.9 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥785 million.
Corporate borrowers
Non-recourse loans
The Americas	—	Added a weighted-average 1.0 years to the life of loans.	—
Other than n on-recourse loans
Real estate companies in Japan	—	Added a weighted-average 0.5 years to the life of loans.	—
Commercial, industrial and other companies in Japan	—	Added a weighted-average 1.0 years to the life of loans.	—
Commercial, industrial and other companies in overseas	Reduced weighted-average contractual interest rate from 8.8% to 6.4%.	Added a weighted-average 3.1 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥1,487 million.
Loans to Equity method investees	—	Added a weighted-average 0.6 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥624 million.
Net investment in leases
Overseas	—	—	Reduced the amortized cost basis of the loans by ¥0 million.

F-8
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about financing receivable that had a payment default and had been modified, when the debtor was experiencing financial difficulty, within the previous 12 months preceding the payment default date during fiscal 2024.

	Fiscal Year ended March 31, 2024
	Millions of yen
Portfolio segment	Interest rate reduction	Term extension	Principal forgiveness	Combination -interest rate reduction and term extension	Combination -interest rate reduction and principal forgiveness	Combination - term extension and principal forgiveness
Class
Consumer borrowers	¥25	¥212	¥1	¥0	¥33	¥9
Real estate loans	3	0	0	0	0	0
Card loans	18	0	1	0	28	0
Other	4	212	0	0	5	9

Total	¥25	¥212	¥1	¥0	¥33	¥9

The Company and its subsidiaries consider financing receivables whose terms have been modified to debtors experiencing financial difficulty as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.
In common with all portfolio segments, the Company and its subsidiaries suspend accruing interest and may recognize additional allowance for credit losses as necessary for the defaulted receivables.
The following table provides information about the past-due financial assets modified to debtors experiencing financial difficulty within the previous 12 months from March 31, 2024:

	March 31, 2024
	Millions of yen
Portfolio segment	Current	30-89 days past-due	90 days or more past-due
Class
Consumer borrowers	¥35	¥91	¥7
Real estate loans	1	0	0
Card loans	0	0	0
Other	34	91	7
Corporate borrowers	6,140	0	284
Non-recourse loans	1,277	0	0
The Americas	1,277	0	0
Other than non-recourse loans	4,863	0	284
Real estate companies in Japan	37	0	32
Commercial, industrial and other companies in Japan	481	0	230
Commercial, industrial and other companies in overseas	4,345	0	22
Loans to Equity method investees	4,347	0	0

Total	¥10,522	¥91	¥291

As of March 31, 2023 and 2024, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥57 million and ¥119 million as of March 31, 2023 and 2024, respectively.

F-8
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

9. Investment in Securities
Consolidated financial statements data have been changed since fiscal 2024. The amounts of Investment in Securities in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 “Significant Accounting and Reporting Policies (aa) Reclassifications.”
Investment in securities as of March 31, 2023 and 2024 consists of the following:

	Millions of yen
	2023	2024
Equity securities *1	¥500,832	¥597,601
Trading debt securities	2,179	0
Available-for-sale debt securities	2,234,608	2,665,478
Held-to-maturity debt securities *2	114,759	0

Total	¥2,852,378	¥3,263,079

*1
The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥151,445 million and ¥161,244 million as of March 31, 2023 and 2024, respectively. The amount of investment funds and others elected the fair value option included in equity securities were ¥18,544 million and ¥26,945 million as of March 31, 2023 and 2024, respectively.

*2
During fiscal 2024, bonds held as held-to-maturity debt securities were reclassified to available-for-sale debt securities. This is because a certain subsidiary changed its holding purposes in accordance with ASC 320 (“Investments—Debt Securities”) in order to improve profitability by building a flexible investment portfolio and improve capital stability. At the time of reclassification, the book value of held-to-maturity debt securities was ¥115,507 million and the related unrealized gain was ¥7,913 million.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 22 “Gains on Investment Securities and Dividends” and Note 23 “Income and Expenses Relating to Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of March 31, 2022, 2023 and 2024 were gains of ¥26,075 million, ¥18,065 million and ¥53,318 million for fiscal 2022, 2023 and 2024, respectively, which did not include net unrealized holding gains (losses) on both investment funds
, and others
above mentioned.
Equity securities include non-marketable equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2023 and 2024, and for fiscal 2023 and 2024.

	Millions of yen
	March 31, 2023			Fiscal Year ended March 31, 2023
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥67,820	¥(14,062)	¥1,742	¥(787)	¥1,360

F-8
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	March 31, 2024			Fiscal Year ended March 31, 2024
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥96,714	¥(16,171)	¥2,201	¥(774)	¥1,185
Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities held as of March 31, 2022, 2023 and 2024 were gains of ¥213 million and losses of ¥469 million and ¥96 million for fiscal 2022, 2023 and 2024, respectively.
During fiscal 2022, 2023 and 2024, the Company and its subsidiaries sold available-for-sale debt securities for aggregate proceeds of ¥239,250 million, ¥323,773 million and ¥215,674 million, respectively, resulting in gross realized gains of ¥6,493 million, ¥7,757 million and ¥4,137 million, respectively, and gross realized losses of ¥1,236 million, ¥8,367 million and ¥11,090 million, respectively. The cost of the available-for-sale securities or the debt securities sold was based on the average cost of each issue of securities held at the time of the sale.
Certain subsidiaries elected the fair value option for certain investments in investment funds
, and others
included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2023 and 2024, these investments were fair valued at ¥18,544 million and ¥26,945 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2023 and 2024, these investments were fair valued at ¥237 million and ¥1,000 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2023 and 2024, these investments were fair valued at ¥6,605 million and ¥7,751 million, respectively.

F-8
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale debt securities and held-to-maturity debt securities in each major security type as of March 31, 2023 and 2024 are as follows:
March 31, 2023

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥962,969	¥0	¥2,863	¥(164,537)	¥801,295
Japanese prefectural and foreign municipal bond securities	389,150	(144)	1,146	(20,906)	369,246
Corporate debt securities	851,525	0	6,270	(73,407)	784,388
CMBS and RMBS in the Americas	45,292	0	62	(2,181)	43,173
Other asset-backed securities and debt securities	239,922	0	5,735	(9,151)	236,506

	2,488,858	(144)	16,076	(270,182)	2,234,608

Held-to-maturity debt securities:
Japanese government bond securities and other	114,759	0	14,919	0	129,678

	¥2,603,617	¥(144)	¥30,995	¥(270,182)	¥2,364,286

March 31, 2024

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥1,299,025	¥0	¥11,526	¥(275,637)	¥1,034,914
Japanese prefectural and foreign municipal bond securities	425,426	(248)	2,623	(26,336)	401,465
Corporate debt securities	905,706	0	21,415	(82,542)	844,579
CMBS and RMBS in the Americas	88,586	0	929	(1,775)	87,740
Other asset-backed securities and debt securities	297,197	(386)	5,496	(5,527)	296,780

	¥3,015,940	¥(634)	¥41,989	¥(391,817)	¥2,665,478

F-8
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table presents rollforwards of the allowance for credit losses for fiscal 2022, 2023 and 2024, respectively.

	Millions of yen
	Fiscal Year ended March 31, 2022
	Foreign municipal bond securities	Japanese other asset- backed securities and debt securities	Total
Beginning	¥120	¥0	¥120
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	0	21	21

Increase (Decrease) from the effects of changes in foreign exchange rates	12	0	12

Ending	¥132	¥21	¥153

	Millions of yen
	Fiscal Year ended March 31, 2023
	Foreign municipal bond securities	Japanese other asset- backed securities and debt securities	Total
Beginning	¥132	¥21	¥153
Additional increases (decreases) to the allowance for credit losses on AFS debt securities that had an allowance recorded in a previous period, net	0	(21)	(21)
Increase (Decrease) from the effects of changes in foreign exchange rates	12	0	12

Ending	¥144	¥0	¥144

	Millions of yen
	Fiscal Year ended March 31, 2024
	Foreign municipal bond securities	Foreign other asset- backed securities and debt securities	Total
Beginning	¥144	¥0	¥144
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	80	365	445
Increase (Decrease) from the effects of changes in foreign exchange rates	24	21	45

Ending	¥248	¥386	¥634

F-8
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables provide information about available-for-sale debt securities with gross unrealized losses (including allowance for credit losses) and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2023 and 2024, respectively:
March 31, 2023

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥2,588	¥(207)	¥662,897	¥(164,330)	¥665,485	¥(164,537)
Japanese prefectural and foreign municipal bond securities	97,721	(1,508)	194,280	(19,542)	292,001	(21,050)
Corporate debt securities	191,669	(6,570)	401,994	(66,837)	593,663	(73,407)
CMBS and RMBS in the Americas	16,691	(672)	23,653	(1,509)	40,344	(2,181)
Other asset-backed securities and debt securities	63,958	(2,300)	88,503	(6,851)	152,461	(9,151)

	¥372,627	¥(11,257)	¥1,371,327	¥(259,069)	¥1,743,954	¥(270,326)

March 31, 2024

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥288,662	¥(20,561)	¥605,941	¥(255,076)	¥894,603	¥(275,637)
Japanese prefectural and foreign municipal bond securities	81,368	(573)	234,289	(26,011)	315,657	(26,584)
Corporate debt securities	113,066	(1,317)	418,666	(81,225)	531,732	(82,542)
CMBS and RMBS in the Americas	3,482	(79)	35,880	(1,696)	39,362	(1,775)
Other asset-backed securities and debt securities	46,950	(2,557)	52,382	(3,356)	99,332	(5,913)

	¥533,528	¥(25,087)	¥1,347,158	¥(367,364)	¥1,880,686	¥(392,451)

F-
88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about available-for-sale debt securities with gross unrealized losses for which allowance for credit losses were not recorded and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2023 and 2024, respectively:
March 31, 2023

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥2,588	¥(207)	¥662,897	¥(164,330)	¥665,485	¥(164,537)
Japanese prefectural and foreign municipal bond securities	97,721	(1,508)	190,805	(19,398)	288,526	(20,906)
Corporate debt securities	191,669	(6,570)	401,994	(66,837)	593,663	(73,407)
CMBS and RMBS in the Americas	16,691	(672)	23,653	(1,509)	40,344	(2,181)
Other asset-backed securities and debt securities	63,958	(2,300)	88,503	(6,851)	152,461	(9,151)

	¥372,627	¥(11,257)	¥1,367,852	¥(258,925)	¥1,740,479	¥(270,182)

March 31, 2024

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥288,662	¥(20,561)	¥605,941	¥(255,076)	¥894,603	¥(275,637)
Japanese prefectural and foreign municipal bond securities	80,058	(488)	230,512	(25,848)	310,570	(26,336)
Corporate debt securities	113,066	(1,317)	418,666	(81,225)	531,732	(82,542)
CMBS and RMBS in the Americas	3,482	(79)	35,880	(1,696)	39,362	(1,775)
Other asset-backed securities and debt securities	45,517	(2,474)	51,812	(2,932)	97,329	(5,406)

	¥530,785	¥(24,919)	¥1,342,811	¥(366,777)	¥1,873,596	¥(391,696)

The number of investment securities that were in an unrealized loss position as of March 31, 2023 and 2024 were 1,208 and 1,126, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

F-
89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

As of March 31, 2023 and 2024, the amount of accrued revenues on available-for-sale
debt securities were ¥10,781 million and ¥13,960 million, respectively, which was included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no allowance for credit losses for accrued interest receivables as of March 31, 2023 and 2024.
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
Credit losses related to available-for-sale debt securities recognized for fiscal 2022 were resulting from Japanese other asset-backed securities and debt securities due to deterioration in the financial condition of the credit guarantor of the underlying receivables. Reversals of credit losses related to available-for-sale debt securities recognized for fiscal 2023 resulted from the redemption of Japanese other asset-backed and debt securities, as of March 31, 2023. Credit losses related to available-for-sale debt securities recognized for fiscal 2024 resulted from the respective deterioration of cash flows relating to foreign municipal bond securities and foreign other asset-backed securities and debt securities, as of March 31, 2024. The evaluation of credit losses with available-for-sale debt securities is compared to the amortized cost of debt securities with the present value of cash flows estimated based on a number of overall conditions, including estimated fair value of the underlying receivables and the repayment priority of the securities. Because the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, the Company and its subsidiaries recognized the allowance for credit losses.
Unrealized losses on available-for-sale debt securities mainly result from changes in market interest rates and foreign exchange rates, and changes in risk premiums. In order to evaluate the recoverability of the available-for-sale debt securities, the Company and its subsidiaries utilize all available information such as an issuer’s financial condition and business outlook. The fair value of Japanese and foreign government bond securities, Japanese prefectural and foreign municipal bond, and corporate debt securities is mainly estimated based on prices for similar assets. If there are no prices for similar assets available, the fair value of these securities is estimated by using discounted cash flow methodologies and broker quotes. The fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities refers to prices from independent pricing service vendors and brokers, such as trading prices and bit prices. If the Company and its subsidiaries cannot rely on such prices, the fair value is calculated by using discounted cash flow methodologies and broker quotes. In discounted cash flow methodologies, future cash flows estimated based on a number of assumptions such as default rate, prepayment rate, and seniority are discounted by discount rate adjusted for credit risk and liquidity risk.

F-9
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following is a summary of the contractual maturities of available-for-sale debt securities as of March 31, 2024:
Available-for-sale debt securities held as of March 31, 2024

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥114,190	¥114,074
Due after one to five years	347,324	351,997
Due after five to ten years	394,644	403,268
Due after ten years	2,159,782	1,796,139

	¥3,015,940	¥2,665,478

Debt securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.
Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.
Included in finance revenues in the consolidated statements of income is interest income on investment securities of ¥12,737 million, ¥19,906 million and ¥26,331 million for fiscal 2022, 2023 and 2024, respectively.
There were no available-for-sale debt securities accounted for as purchased credit deterioration financial assets acquired during fiscal 2023 and 2024.
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

F-9
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
During fiscal 2022, 2023 and 2024, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥1,317,496 million, ¥905,218 million and ¥795,328 million, respectively. For fiscal 2022, 2023 and 2024, gains (losses) from the securitization and transfer of loans were ¥34,301 million, ¥18,462 million and ¥14,622 million, respectively, which is included in finance revenues in the consolidated statements of income.
A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets during fiscal 2023 and 2024 are as follows:

	Millions of yen
	2023	2024
Beginning balance	¥70,254	¥72,265
Increase mainly from loans sold with servicing retained	9,546	7,888
Decrease mainly from amortization	(13,959)	(10,039)
Increase from the effects of changes in foreign exchange rates	6,424	9,609

Ending balance	¥72,265	¥79,723

The fair value of the servicing assets as of March 31, 2023 and 2024 are as follows:

	Millions of yen
	March 31, 2023	March 31, 2024
Beginning balance	¥83,732	¥101,375
Ending balance	¥101,375	¥122,641
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

F-9
2

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

F-9
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs
March 31, 2023

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral *2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,907	1	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	55,456	13,060	15,596	0
(d) VIEs for corporate rehabilitation support business	664	7	0	0
(e) VIEs for investment in securities	180,569	399	0	62,340
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	224,949	155,706	224,949	0
(g) VIEs for securitization of loan receivable originated by third parties	548	1,106	548	0
(h) VIEs for power generation projects	258,396	164,813	187,892	38,099
(i) Other VIEs	168,574	63,864	137,481	0

Total	¥891,063	¥398,956	¥566,466	¥100,439

March 31, 2024

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral *2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,657	1	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	51,654	10,461	16,434	0
(d) VIEs for corporate rehabilitation support business	5,043	29	0	0
(e) VIEs for investment in securities	217,715	117	0	77,566
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	213,615	165,062	213,615	0
(g) VIEs for securitization of loan receivable originated by third parties	497	1,015	497	0
(h) VIEs for power generation projects	236,715	156,000	181,610	42,102
(i) Other VIEs	165,278	54,648	122,712	0

Total	¥892,174	¥387,333	¥534,868	¥119,668

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

F-9
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

2.	Non-consolidated VIEs
March 31, 2023

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥8,247	¥0	¥991	¥991
(b) VIEs for acquisition of real estate and real estate development projects for customers	648,468	10,721	8,805	20,526
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	10,887,430	0	98,742	173,314
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	901,544	0	10,475	10,475
(h) VIEs for power generation projects	16,138	0	3,691	4,491
(i) Other VIEs	1,726,717	3,333	28,835	43,405

Total	¥14,188,544	¥14,054	¥151,539	¥253,202

March 31, 2024

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,196,344	52,666	11,773	67,439
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	23,366,221	0	223,264	318,007
(f) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of loan receivable originated by third parties	1,396,339	0	14,691	14,691
(h) VIEs for power generation projects	14,830	0	2,630	4,680
(i) Other VIEs	2,308,142	3,778	42,512	70,016

Total	¥28,281,876	¥56,444	¥294,870	¥474,833

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

F-9
5

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
In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents, and equity method investments.
With respect to variable interests of non-consolidated VIEs held by the Company and its subsidiaries, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities, equity method investments and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.
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
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities and equity method investments, and liabilities of those consolidated VIEs are mainly included in other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
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
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, and liabilities of those consolidated VIEs are mainly included in long-term debt.
Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets.
(h) VIEs for power generation projects
The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations and coal-biomass co-fired power plants on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.
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
Variable interests of non-consolidated VIEs, which the Company has, are included in equity method investments in the Company’s consolidated balance sheets. The Company has commitment agreements by which the Company may be required to make additional investment in certain such non-consolidated VIEs.
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

F-
98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, equity method investments, office facilities and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.
With respect to variable interests of non-consolidated VIEs held by the Company and its subsidiaries, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities and equity method investments in the Company’s consolidated balance sheets. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated VIEs.
12. Equity method investments
Consolidated financial statements data have been changed since fiscal 2024. The amounts of equity method investments in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 "Significant Accounting and Reporting Policies (aa) Reclassifications."
Equity method investments at March 31, 2023 and 2024 consists of the following:

	Millions of yen
	2023	2024
Investment in corporate entities	¥838,787	¥1,002,560
Investment in real estate joint ventures	110,388	124,537
Investment in partnerships and other investments	113,235	186,790

	¥1,062,410	¥1,313,887

F-
99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Certain equity method investees are listed on stock exchanges. The aggregate investment in and quoted market value of those equity method investees
amounted to ¥148,045 million and ¥196,793 million, respectively, as of March 31, 2023 and ¥163,074 million and ¥157,932 million, respectively, as of March 31, 2024.
In fiscal 2022, 2023 and 2024, the Company and its subsidiaries received dividends from equity method investees of ¥25,775 million, ¥25,574 million and ¥25,820 million, respectively.
In the Company’s consolidated balance sheets, the book value of equity method investments over the underlying equity in the net assets of such equity method investees as of date of the most recent available financial statements of the investees were
¥112,977 million and ¥144,709
million as of March 31, 2023 and 2024, respectively. The basis differences mainly consist of goodwill and fair value adjustments for fixed assets. The basis differences would be amortized and adjusted for impairment, if any, and the changes in the differences are included in equity in net income (loss) of equity method investments.
Companies comprising a significant portion of investment in corporate entities as of March 31, 2023
were
Kansai Airports (40% of equity share) and
Avolon Holdings Limited (30% of equity share)
.
Companies comprising a significant portion of investment in corporate entities as of March 31, 2024 were Kansai Airports
(40%
of equity share), ORIX Credit Corporation (34% of equity share) and Avolon Holdings Limited (30% of equity share).
Combined and condensed information relating to the equity method investees for fiscal 2022, 2023 and 2024 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	2022	2023	2024
Operations:
Total revenues	¥1,496,724	¥1,792,981	¥2,871,734
Income before income taxes	835,483	(372,994)	266,966
Net income	801,639	(432,618)	198,006

Financial position:
Total assets	¥18,503,185	¥19,563,071	¥26,689,362
Total liabilities	11,200,054	12,379,335	17,178,962
Total equity	7,303,131	7,183,736	9,510,400
For information about significant transactions between the Company and its subsidiaries, and equity method investees except as described above, see Note 7 “Installment Loans” and Note 31 “Commitments, Guarantees and Contingent Liabilities.”

F-10
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

13. Goodwill and Other Intangible Assets
Changes in goodwill by reportable segment for fiscal 2022, 2023 and 2024 are as follows:

	Millions of yen
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit
Balance at March 31, 2021
Goodwill	¥67,350	¥16,359	¥122,464	¥183	¥5,015	¥10,971
Accumulated impairment losses	(849)	0	0	(39)	0	0
	66,501	16,359	122,464	144	5,015	10,971
Acquired	0	0	0	49,115	0	0
Impairment	0	(191)	0	0	(371)	0
Other (net)*	(54,925)	0	(22,526)	357	0	0

Balance at March 31, 2022
Goodwill	12,425	16,359	99,938	49,655	5,015	10,971
Accumulated impairment losses	(849)	(191)	0	(39)	(371)	0
	11,576	16,168	99,938	49,616	4,644	10,971
Acquired	3,529	0	119,767	4,028	0	0
Impairment	0	0	0	0	0	0
Other (net)*	0	0	(12,954)	4,524	0	0

Balance at March 31, 2023
Goodwill	15,954	16,359	206,751	58,207	5,015	10,971
Accumulated impairment losses	(849)	(191)	0	(39)	(371)	0
	15,105	16,168	206,751	58,168	4,644	10,971
Acquired	0	0	4,241	0	0	0
Impairment	0	0	0	0	0	0
Other (net)*	(54)	0	(35,556)	6,840	(192)	(10,971)

Balance at March 31, 2024
Goodwill	15,900	16,359	175,436	65,047	4,823	0
Accumulated impairment losses	(849)	(191)	0	(39)	(371)	0

	¥15,051	¥16,168	¥175,436	¥65,008	¥4,452	¥0

F-10
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Aircraft and Ships	ORIX USA	ORIX Europe	Asia and Australia	Corporate	Total
Balance at March 31, 2021
Goodwill	¥587	¥129,812	¥140,497	¥7,792	¥0	¥501,030
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	0	(5,754)
	0	128,318	140,497	5,007	0	495,276
Acquired	0	0	0	0	278	49,393
Impairment	0	0	0	0	0	(562)
Other (net)*	0	12,682	8,773	388	0	(55,251)

Balance at March 31, 2022
Goodwill	587	142,494	149,270	8,180	278	495,172
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	0	(6,316)
	0	141,000	149,270	5,395	278	488,856
Acquired	0	0	0	0	0	127,324
Impairment	0	0	0	0	0	0
Other (net)*	0	10,582	9,318	33	0	11,503

Balance at March 31, 2023
Goodwill	587	153,076	158,588	8,213	278	633,999
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	0	(6,316)
	0	151,582	158,588	5,428	278	627,683
Acquired	0	0	0	0	0	4,241
Impairment	0	0	0	0	0	0
Other (net)*	0	20,298	18,927	554	0	(154)

Balance at March 31, 2024
Goodwill	587	173,374	177,515	8,767	278	638,086
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	0	(6,316)

	¥0	¥171,880	¥177,515	¥5,982	¥278	¥631,770

*	Other (net) includes foreign currency translation adjustments, decreases due to sale of ownership interest in subsidiaries and certain other reclassifications.
As a result of the impairment test, the Company and its subsidiaries recognized impairment losses on goodwill of ¥191 million in Real Estate segment, and ¥371 million in Insurance segment during fiscal 2022. The Company and its subsidiaries recognized no impairment losses on goodwill during fiscal 2023 and 2024.
 These impairment losses are accounted in other (income) and expense. The fair values of these reporting units were measured using mainly discounted cash flow methodologies and business enterprise value multiples methodologies.

F-10
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Other intangible assets at March 31, 2023 and 2024 consist of the following:

	Millions of yen
	2023	2024
Indefinite-lived intangible assets:
Trademarks and trade names	¥115,049	¥126,192
Asset management contracts	51,558	57,928
Others	12,375	3,156

	178,982	187,276

Intangible assets subject to amortization:
Software	141,747	142,049
Customer relationships	161,936	184,475
Asset management contracts	104,481	117,043
Others	154,413	165,130

	562,577	608,697
Accumulated amortization	(223,417)	(263,023)

Net	339,160	345,674

	¥518,142	¥532,950

The aggregate amortization expenses for intangible assets are ¥32,235 million, ¥34,212 million and ¥39,213 million in fiscal 2022, 2023 and 2024, respectively.
The estimated amortization expenses for each of five succeeding fiscal years are ¥39,066 million in fiscal 2025, ¥34,108 million in fiscal 2026, ¥32,021 million in fiscal 2027, ¥26,415 million in fiscal 2028 and ¥25,322 million in fiscal 2029, respectively.
Intangible assets subject to amortization increased during fiscal 2024 are ¥41,043 million. They mainly consist of ¥16,500 million of software and ¥12,273 million of customer relationships recognized in acquisitions. The weighted average amortization periods for the software and customer relationships recognized in acquisitions are 7 years and 16 years, respectively.
As a result of the impairment test, the Company and its subsidiaries recognized impairment losses of ¥650 million on intangible assets included in Corporate Financial Services and Maintenance Leasing segment, ¥259 million on intangible assets included in Aircraft and Ships segment, and ¥21,090 million on intangible assets included in ORIX Europe segment during fiscal 2022, and these impairment losses were included in other (income) and expense in the consolidated statements of income. The Company and its su bsidiaries recognized impairment losses of ¥
1
million on intangible assets included in Corporate Financial Services and Maintenance Leasing segment
,

¥405 million on intangible assets included in Aircraft and Ships segment, and ¥110 million on intangible assets included in ORIX USA segment during fiscal 202
3
, and th
ese
impairment
losses were
included in
other (income)
and expense in the consolidated statements of income. The Company and its s ubsidiaries recognized impairment losses of ¥24 million on intangible assets included in PE Investment and Concession segment, ¥87 million on intangible assets included in Environment and Energy segment, and ¥37 million on intangible assets included in Asia and Australia segment during fiscal 2024, and these impairment losses were included in selling, general and administrative expenses in the consolidated statements of income. These impairment losses are recognized due to the reduction in the estimated future cash flow, which brought the fair values of the intangible assets below its carrying amount. The fair values of these intangible assets were measured using mainly discounted cash flow methodologies.

F-10
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

14. Short-Term and Long-Term Debt
Short-term debt consists of borrowings from financial institutions, commercial paper and others.
The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2023 and 2024 are as follows:
March 31, 2023

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥145,768	1.8%
Short-term debt outside Japan, mainly from banks	318,519	4.5
Commercial paper in Japan	42,997	0.1
Commercial paper outside Japan	1,512	4.1

	¥508,796	3.4

March 31, 2024

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥139,450	0.7%
Short-term debt outside Japan, mainly from banks	297,372	5.0
Commercial paper in Japan	7,998	0.1
Commercial paper outside Japan	5,851	2.7
Secured borrowings on securities lending transactions	120,116	1.1
Unsecured bonds	1,122	4.7
Payables under securitized loan receivables and investment in securities	2,186	4.0

	¥574,095	3.1

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2023 and 2024 are as follows:
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

F-10
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2024

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2025~2083	¥777,366	1.6%
Floating rate	2025~2077	2,587,324	3.4
Insurance companies and others:
Fixed rate	2029~2083	352,035	0.6
Floating rate	2029~2077	271,029	2.4
Unsecured bonds	2026~2081	1,208,672	2.0
Unsecured notes under medium-term note program	2028~2030	272,064	3.8
Payables under securitized loan receivables and investment in securities	2025~2044	157,886	6.0

		¥5,626,376	2.7

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2024 is as follows:

Years ending March 31,	Millions of yen
2025	¥880,885
2026	728,921
2027	765,745
2028	775,531
2029	750,758
Thereafter	1,724,536

Total	¥5,626,376

Borrowings with fixed rate from banks, insurance companies and others include the amount of ¥44,000 million of subordinated syndicated loan (hybrid loan). Out of this amount, ¥10,000 million was executed in fiscal 202
2
, and will mature in fiscal 2082 and may be redeemed after 5 years from the execution. ¥34,000 million was executed in fiscal 202
3
, and will mature in fiscal 2083 and may be redeemed after 5 years from the execution.
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
For borrowings from banks, insurance companies and other financial institutions, for bonds, and for medium-term notes, principal repayments are usually
made upon maturity of the loan contracts and interest payments are usually paid semi-annually.

F-10
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

During fiscal 2022, 2023 and 2024, the Company and certain subsidiaries recognized net amortization expenses of premiums and discounts of bonds and medium-term notes, and deferred issuance costs of bonds and medium-term notes in the amount of ¥1,013 million, ¥1,093 million and ¥1,247 million, respectively.
Total committed credit lines for the Company and its subsidiaries were ¥698,560 million and ¥758,667 million at March 31, 2023 and 2024, respectively, and, of these lines, ¥518,585 million and ¥559,322 million were available at March 31, 2023 and 2024, respectively. Of the available committed credit lines, ¥479,039 million and ¥495,474 million were long-term committed credit lines at March 31, 2023 and 2024, respectively.
The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.
Other than the assets of the consolidated VIEs pledged as collateral for financing (see Note 11 “Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2024:

Millions of yen
Lease payments, loans and investment in operating leases	¥310,217
Investment in securities	324,760
Property under facility operations	231,425
Other assets and other	69,740

¥936,142

As of March 31, 2024, debt liabilities were secured by shares of subsidiaries of ¥367,973 million, which were eliminated through consolidation adjustment, and debt liabilities of equity method investees were secured by equity method investments of ¥34,204 million. As of March 31, 2024, debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥9,299 million. In addition, ¥179,683 million was pledged primarily by investment in securities for collateral deposits and deposits for real estate transaction as of March 31, 2024.
Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2024.
15. Deposits
Deposits at March 31, 2023 and 2024 consist of the following:

	Millions of yen
	2023	2024
Time deposits	¥1,885,970	¥1,875,058
Other deposits	360,375	370,777

Total	¥2,246,345	¥2,245,835

F-10
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The balances of time deposits and certificates of deposit issued in amounts of ¥10 million or more were ¥888,821 million and ¥898,321 million at March 31, 2023 and 2024, respectively.
The maturity schedule of time deposits at March 31, 2024 is as follows:

Years ending March 31,	Millions of yen
2025	¥1,031,624
2026	367,393
2027	243,922
2028	44,798
2029	73,043
Thereafter	114,278

Total	¥1,875,058

16. Income Taxes
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”
Income before income taxes and the provision for income taxes in fiscal 2022, 2023 and 2024 are as follows:

	Millions of yen
	2022	2023	2024
Income before income taxes:
Japan	¥315,922	¥201,168	¥298,321
Overseas	193,525	191,010	171,654

	¥509,447	¥392,178	¥469,975

Provision for income taxes:
Current—
Japan	¥136,623	¥30,808	¥80,274
Overseas	38,433	27,490	31,114

	175,056	58,298	111,388

Deferred—
Japan	(1,301)	22,047	9,049
Overseas	12,839	14,900	10,951

	11,538	36,947	20,000

Provision for income taxes	¥186,594	¥95,245	¥131,388

In fiscal 2022, 202
3
and 202
4
, the Company and its subsidiaries in Japan were subject to a National Corporation tax of approximately 24%, an Inhabitant tax of approximately 4% and a deductible Enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%.

F-10
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Reconciliations of the differences between the tax provision computed at the statutory income tax rate of 31.5%, the aggregate statutory income tax rate of the Company’s tax domicile, and the consolidated provision for income taxes in fiscal 2022, 2023 and 2024 are as follows:

	Millions of yen
	2022	2023	2024
Income before income taxes	¥509,447	¥392,178	¥469,975

Tax provision computed at the statutory rate	¥160,476	¥123,536	¥148,042
Increases (reductions) in taxes due to:
Change in valuation allowance	11,464	2,533	5,441
Nondeductible expenses	4,066	4,794	4,762
Nontaxable income	(2,611)	(3,347)	(3,574)
Effect of lower tax rates on certain subsidiaries	(18,694)	(19,764)	(17,627)
Effect of investor taxes on earnings of subsidiaries	8,155	4,789	7,674
Effect of sale or liquidation of subsidiaries	25,642	(16,754)	(14,995)
Other, net	(1,904)	(542)	1,665

Provision for income taxes	¥186,594	¥95,245	¥131,388

The effective income tax rate is different from the statutory income tax rate primarily because of certain nondeductible expenses, nontaxable income, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries, effect of investor taxes on earnings of subsidiaries and effect of sale or liquidation of subsidiaries.
Total income tax expense recognized in fiscal 2022, 2023 and 2024 was allocated as follows:

	Millions of yen
	2022	2023	2024
Provision for income taxes	¥186,594	¥95,245	¥131,388
Income tax expense (benefit) allocated to other comprehensive income (loss):
Net change of unrealized gains (losses) on investment in securities	(21,897)	(41,961)	(27,157)
Net change of impact of changes in policy liability discount rate	23,126	43,576	32,471
Net change of debt valuation adjustments	(131)	20	(74)
Net change of defined benefit pension plans	4,889	1,630	5,554
Net change of foreign currency translation adjustments	(17,347)	(17,325)	(30,992)
Net change of unrealized gains (losses) on derivative instruments	4,734	3,514	(1,523)
Adjustments to retained earnings for changes in accounting principles*	(4,511)	0	0
Other direct adjustments to shareholders’ equity	214	36	32

Total income tax expense	¥175,671	¥84,735	¥109,699

*
The amount for fiscal 2022 reflects the tax effect of the adoption of Accounting Standards Update 2019-12 (“Simplifying the Accounting for Income Taxes”—ASC 740 (“Income Taxes”)), and Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”).

F-1
08

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The tax effects of temporary differences and carryforwards giving rise to the deferred tax assets and liabilities as of March 31, 2023 and 2024 are as follows:

	Millions of yen
	2023	2024
Assets:
Net operating loss carryforwards	¥59,516	¥62,493
Allowance for credit losses	16,382	8,650
Investment in securities	10,515	14,382
Accrued expenses	25,735	26,401
Investment in operating leases	14,999	12,728
Property under facility operations	24,615	24,996
Installment loans	5,445	5,459
Unrealized losses on investment in securities	71,277	98,025
Lease liabilities	79,636	69,697
Other *	103,210	156,516

	411,330	479,347
Less: valuation allowance	(37,287)	(39,046)

	374,043	440,301
Liabilities:
Net investment in l eases	10,599	10,867
Investment in operating leases	137,618	175,727
Unrealized gains on investment in securities	4,779	9,139
Deferred insurance policy acquisition costs	80,706	85,830
Policy liabilities and policy account balances	150,137	194,713
Property under facility operations	22,022	22,615
Other intangible assets	141,864	152,125
Undistributed earnings	74,935	95,720
Prepaid benefit cost	17,290	23,473
Advances paid	8,346	8,102
Right-of-use assets	78,631	68,715
Other	27,887	31,946

	754,814	878,972

Net deferred tax liability	¥380,771	¥438,671

*	As of March 31, 2023 and 2024, other deferred tax assets i ncludes amounts related to net investment hedges of ¥52,262 million and ¥95,551 million.
Net deferred tax assets and liabilities at March 31, 2023 and 2024 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2023	2024
Other assets	¥48,292	¥66,519
Income taxes: Deferred	429,063	505,190

Net deferred tax liability	¥380,771	¥438,671

F-1
09

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The valuation allowance is primarily recognized for deferred tax assets of consolidated subsidiaries with operating loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and operating loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2024. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥13,595 million in fiscal 2022, increases of ¥2,132 million in fiscal 2023, and increases of ¥1,759 million in fiscal 2024. The decrease in the total valuation allowance recognized in earnings due to the utilization of net operating loss carryforwards were ¥1,742 million in fiscal 2022, ¥1,465 million in fiscal 2023 and ¥3,660 million in fiscal 2024. The adjustments to the beginning-of-the-year amount in the total valuation allowance resulting from changes in judgment about the realizability of deferred tax assets in future years were net increases of ¥436 million in fiscal 2022 (increases of ¥1,947 million and decreases of ¥1,511 million on a gross basis), net increases of ¥628 million in fiscal 2023 (increases of ¥2,120 million and decreases of ¥1,492 million on a gross basis), and net increases
of ¥513 million in fiscal 2024 (increases of ¥4,125 million and decreases of ¥3,612 million on a gross basis), respectively.
The Company and certain subsidiaries have net operating loss carryforwards of ¥440,411 million at March 31, 2024, which expire as follows:

Years ending March 31,	Millions of yen
202 5	¥17,610
202 6	23,722
202 7	10,222
202 8	4,238
202 9	31,118
Thereafter	280,775
Indefinite period	72,726

Total	¥440,411

The unrecognized tax benefits as of March 31, 2023 and 2024 were not material. The Company and its subsidiaries do not believe that it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2024.
The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2023 and 2024, and in the consolidated statements of income for fiscal 2022, 2023 and 2024 were not material.
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination in Japan for the tax years prior to fiscal 2023, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2018, respectively.
Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2019. Subsidiaries in the Netherlands remain subject to a tax examination for the tax years after fiscal 2017.

F-11
0

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
The funded status of the defined benefit pension plans, which consists of Japanese plans and overseas plans, as of March 31, 2023 and 2024 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2023	2024	2023	2024
Change in benefit obligation:
Benefit obligation at beginning of year	¥111,010	¥109,759	¥121,148	¥108,416
Service cost	5,704	5,542	3,432	2,999
Interest cost	731	1,216	2,309	3,395
Actuarial loss (income)	(6,538)	(3,586)	(25,124)	3,448
Plan participant’s contributions	0	0	334	233
Benefits paid	(4,770)	(5,014)	(1,131)	(2,499)
Business combinations	4,733	0	196	0
Divestitures	0	(2,808)	0	0
Plan amendments	(1,111)	0	(285)	360
Foreign currency exchange rate change	0	0	7,537	13,582

Benefit obligation at end of year	109,759	105,109	108,416	129,934

Change in plan assets:
Fair value of plan assets at beginning of year	137,317	136,803	127,251	122,204
Actual return on plan assets	(3,108)	12,103	(15,709)	15,799
Employer contribution	4,162	4,195	2,927	2,262
Plan participant’s contributions	0	0	334	233
Benefits paid	(3,913)	(4,392)	(962)	(2,314)
Business combinations	2,456	0	175	0
Divestitures	0	(5,608)	0	0
Plan amendments	(111)	0	0	0
Foreign currency exchange rate change	0	0	8,188	15,619

Fair value of plan assets at end of year	136,803	143,101	122,204	153,803

The funded status of the plans	¥27,044	¥37,992	¥13,788	¥23,869

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in other assets	¥42,337	¥53,641	¥15,465	¥25,723
Accrued benefit liability included in other liabilities	(15,293)	(15,649)	(1,677)	(1,854)

Net amount recognized	¥27,044	¥37,992	¥13,788	¥23,869

F-11
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2023 and 2024 consisted of:

	Millions of yen
	Japanese plans		Overseas plans
	2023	2024	2023	2024
Net prior service credit	¥1,100	¥1,016	¥433	¥(28)
Net actuarial gain (loss)	(12,183)	866	3,394	9,735
Net transition obligation	0	0	5	7

Total recognized in accumulated other comprehensive income loss, pre-tax	¥(11,083)	¥1,882	¥3,832	¥9,714

The accumulated benefit obligations for all Japanese defined benefit pension plans were ¥98,880 million and ¥95,069 million, respectively, at March 31, 2023 and 2024. The accumulated benefit obligations for all overseas defined benefit pension plans were ¥102,624 million and ¥123,600 million, respectively, at March 31, 2023 and 2024.
The accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2023 and 2024 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2023	2024	2023	2024
Accumulated benefit obligations	¥17,335	¥17,886	¥7,256	¥7,952
Fair value of plan assets	2,563	2,854	5,630	6,151

The projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets at March 31, 2023 and 2024 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2023	2024	2023	2024
Projected benefit obligations	¥17,856	¥18,503	¥7,307	¥8,004
Fair value of plan assets	2,563	2,854	5,630	6,151

F-11
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Net pension cost of the plans for fiscal 2022, 2023 and 2024 consists of the following:

	Millions of yen
	2022	2023	2024
Japanese plans:
Service cost	¥6,058	¥5,704	¥5,542
Interest cost	791	731	1,216
Expected return on plan assets	(2,663)	(2,739)	(2,702)
Amortization of prior service credit	(66)	(47)	(84)
Amortization of net actuarial loss	412	79	59
Plan amendments	0	(44)	0

Net periodic pension cost	¥4,532	¥3,684	¥4,031

Overseas plans:
Service cost	¥3,947	¥3,432	¥2,999
Interest cost	1,329	2,309	3,395
Expected return on plan assets	(4,192)	(4,982)	(6,362)
Amortization of prior service credit	(320)	(329)	(354)
Amortization of net actuarial loss	500	9	11
Amortization of transition obligation	1	1	1

Net periodic pension cost	¥1,265	¥440	¥(310)

Note:	Net periodic pension cost is charged in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2022, 2023 and 2024 are summarized as follows:

	Millions of yen
	2022	2023	2024
Japanese plans:
Current year actuarial gain (loss)	¥3,795	¥650	¥12,990
Amortization of net actuarial loss	412	79	59
Prior service credit due to amendments	367	881	0
Amortization of prior service credit	(66)	(47)	(84)

Total recognized in other comprehensive income, pre-tax	¥4,508	¥1,563	¥12,965

Overseas plans:
Current year actuarial gain (loss)	¥13,672	¥4,810	¥5,728
Amortization of net actuarial loss	500	9	11
Prior service credit due to amendments	(255)	(36)	(145)
Amortization of prior service credit	(320)	(329)	(354)
Amortization of transition obligation	1	1	1
Foreign currency exchange rate change	(215)	60	641

Total recognized in other comprehensive income (loss), pre-tax	¥13,383	¥4,515	¥5,882

F-11
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Significant assumptions of Japanese pension plans and overseas pension plans used to determine these amounts are as follows:

Japanese plans	2022	2023	2024
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	0.6%	1.1%	1.4%
Rate of increase in compensation levels	4.0%	4.3%	4.3%
Interest crediting rate for cash balance plans	1.5%	1.5%	1.5%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	0.7%	0.6%	1.1%
Rate of increase in compensation levels	4.0%	4.0%	4.3%
Expected long-term rate of return on plan assets	2.0%	2.0%	2.0%
Interest crediting rate for cash balance plans	1.5%	1.5%	1.5%

Overseas plans	2022	2023	2024
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	1.7%	3.3%	3.3%
Rate of increase in compensation levels	2.2%	2.3%	2.3%
Interest crediting rate for cash balance plans	—	—	—
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	1.0%	1.7%	3.3%
Rate of increase in compensation levels	2.2%	2.2%	2.3%
Expected long-term rate of return on plan assets	3.5%	4.9%	4.6%
Interest crediting rate for cash balance plans	—	—	—
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

F-11
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The fair value of Japanese pension plan assets at March 31, 2023 and 2024, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurements.”

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
At March 31, 2023, our policy for the portfolio of plans consists of three major components: approximately 20% is invested in equity securities, approximately 50% is invested in debt securities and approximately 30% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

F-11
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

	Millions of yen
	March 31, 2024
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥17,445	¥0	¥0	¥0
Other than Japan
Pooled funds*2	25,645	0	0	0
Debt securities:
Japan
Pooled funds*3	26,799	0	0	0
Other than Japan
Pooled funds*4	37,243	0	0	0
Other assets:
Life insurance company general accounts*5	31,655	0	31,655	0
Others*6	4,314	0	4,314	0

	¥143,101	¥0	¥35,969	¥0

*1	These funds invest in listed shares including shares of ORIX Corporation in the amounts of ¥32 million at March 31, 2024.
*2	These funds invest in listed shares.
*3
These funds invest approximately 70% in Japanese government bonds, and approximately 30% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥24 million at March 31, 2024.

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
At March 31, 2024, our policy for the portfolio of plans consists of three major components: approximately 30% is invested in equity securities, approximately 40% is invested in debt securities and approximately 30% is invested in other assets, primarily consisting of investments in life insurance company general accounts.
Level 2 assets are comprised principally of investments in life insurance company general accounts. Investments in life insurance company general accounts are valued at conversion value. Pooled funds are valued at the net asset value per share at the measurement date and they have not been classified in the fair value hierarchy.

F-11
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The fair value of overseas pension plan assets at March 31, 2023 and 2024, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurements.”

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
At March 31, 2023, our policy for the portfolio of plans consists of three major components: approximately 40% is invested in equity securities, approximately 50% is invested in debt securities and approximately 10% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

F-11
7

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

	Millions of yen
	March 31, 2024
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares	¥61,210	¥61,210	¥0	¥0
Pooled funds*1	1,100	0	0	0
Debt securities:
Other than Japan
Government bonds	79,773	79,773	0	0
Municipal bonds	4,506	0	4,506	0
Other assets:
Life insurance company general accounts*2	471	0	471	0
Others*3	6,743	0	6,743	0

	¥153,803	¥140,983	¥11,720	¥0

*1	These funds invest in listed shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.
At March 31, 2024, our policy for the portfolio of plans consists of three major components: approximately 40% is invested in equity securities, approximately 50% is invested in debt securities and approximately 10% is invested in other assets, primarily consisting of investments in life insurance company general accounts.
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
The Company and certain subsidiaries expect to contribute ¥4,036 million to its Japanese pension plans and ¥2,432 million to its overseas pension plans during the year ending March 31, 2025.

F-1
18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

At March 31, 2024, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

	Millions of yen
Years ending March 31,	Japanese plans	Overseas plans
2025	¥5,627	¥3,001
2026	5,523	3,130
2027	5,316	3,123
2028	5,456	3,289
2029	5,774	3,352
2030-2034	32,502	19,684

Total	¥60,198	¥35,579

The cost recognized for Japanese defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2022, 2023 and 2024 were ¥1,997 million, ¥2,100 million and ¥2,146 million, respectively. The cost recognized for overseas defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2022, 2023 and 2024 were ¥2,892 million, ¥3,498 million and ¥4,219 million, respectively.
18. Redeemable Noncontrolling Interests
Changes in redeemable noncontrolling interests in fiscal 2022, 2023 and 2024 are as follows:

	Millions of yen
	2022	2023	2024
Beginning Balance	¥0	¥0	¥945
Transaction with noncontrolling interests	0	959	2,122
Adjustment of redeemable noncontrolling interests to redemption value	0	3	0
Comprehensive income (loss)
Net Income	0	32	137
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities	0	(24)	10
Net change of foreign currency translation adjustments	0	(25)	203
Total other comprehensive income (loss)	0	(49)	213
Comprehensive income (loss)	0	(17)	350
Dividends	0	0	(772)

Ending Balance	¥0	¥945	¥2,645

F-1
19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

19. Stock-Based Compensation
The Company maintains a stock compensation program for directors, executive officers and others of the Company. The Compensation Committee resolved in July 2014 and the Company’s shares are provided to retiree as the way of provision of the compensation through the Board Incentive Plan Trust. The Board Incentive Plan Trust purchases the Company’s common shares including future granting shares by an entrusted fund which the Company set in advance. The Company holds those shares as entrusted assets, separately from other treasury stock which the Company holds.
Under the program, points are granted annually to directors, executive officers and others of the Company based upon the prescribed standards of the Company. Upon retirement, eligible directors, executive officers and others receive a certain number of the Company’s common shares calculated by translating each point earned by that retiree to one common share.
In fiscal 2024, the Company granted 531,542 points, and 73,180 points were settled for individuals who retired during fiscal 2024. Total points outstanding under the stock compensation program as of March 31, 2024 were 2,732,318 points. The points were adjusted for the 10-for-1 stock split implemented on April 1, 2013.
During fiscal 2022, 2023 and 2024, the Company recognized stock-based compensation costs of its stock compensation program in the amount of ¥1,191 million, ¥937 million and ¥2,177 million, respectively.

F-12
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

20. Accumulated Other Comprehensive Income (Loss)
Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders in fiscal 2022, 2023 and 2024 are as follows:

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2021	¥(16,208)	¥–	¥558	¥(21,073)	¥(36,456)	¥(11,471)	¥(84,650)

Cumulative effect of adopting Accounting standards Update 2018-12, net of tax of ¥4,296 million		¥(24,641)					¥(24,641)
Balance at April 1, 2021	¥(16,208)	¥(24,641)	¥558	¥(21,073)	¥(36,456)	¥(11,471)	¥(109,291)
Net unrealized gains (losses) on investment in securities, net of tax of ¥21,836 million	(52,477)						(52,477)
Reclassification adjustment included in net income, net of tax of ¥61 million	(4,207)						(4,207)
Impact of changes in policy liability discount rate, net of tax of ¥(23,126) million		62,177					62,177
Debt valuation adjustments, net of tax of ¥121 million			(311)				(311)
Reclassification adjustment included in net income, net of tax of ¥10 million			(26)				(26)
Defined benefit pension plans, net of tax of ¥(4,738) million				12,626			12,626
Reclassification adjustment included in net income, net of tax of ¥(151) million				376			376
Foreign currency translation adjustments, net of tax of ¥17,642 million					105,079		105,079
Reclassification adjustment included in net income, net of tax of ¥(295) million					614		614
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(3,256) million						10,634	10,634
Reclassification adjustment included in net income, net of tax of ¥(1,478) million						4,436	4,436

Total other comprehensive income (loss)	(56,684)	62,177	(337)	13,002	105,693	15,070	138,921

Transaction with noncontrolling interests	0	0	0	0	(1,472)	(3)	(1,475)

Less: Other Comprehensive Income Attributable to the Noncontrolling Interests	0	0	0	1	5,851	808	6,660

Balance at March 31, 2022	¥(72,892)	¥37,536	¥221	¥(8,072)	¥61,914	¥2,788	¥21,495

Net unrealized gains (losses) on investment in securities, net of tax of ¥41,871 million	(109,745)						(109,745)
Reclassification adjustment included in net income, net of tax of ¥90 million	(421)						(421)
Impact of changes in policy liability discount rate, net of tax of ¥(43,576) million		126,980					126,980
Debt valuation adjustments, net of tax of ¥(25) million			67				67
Reclassification adjustment included in net income, net of tax of ¥5 million			(13)				(13)
Defined benefit pension plans, net of tax of ¥(1,706) million				4,659			4,659
Reclassification adjustment included in net income, net of tax of ¥76 million				(211)			(211)
Foreign currency translation adjustments, net of tax of ¥19,131 million					90,616		90,616
Reclassification adjustment included in net income, net of tax of ¥(1,806) million					4,091		4,091
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(3,106) million						18,232	18,232
Reclassification adjustment included in net income, net of tax of ¥(408) million						1,438	1,438

Total other comprehensive income (loss)	(110,166)	126,980	54	4,448	94,707	19,670	135,693

Transaction with noncontrolling interests	0	0	0	0	2,903	1,493	4,396

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	0	(7)	3,637	1,868	5,498

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	(24)	0	0	0	(25)	0	(49)

Balance at March 31, 2023 *	¥(183,034)	¥164,516	¥275	¥(3,617)	¥155,912	¥22,083	¥156,135

*	As of March 31, 2023, there were no net unrealized gains (losses) on investment in securities related to available-for-sale debt securities with allowance for credit losses.

F-12
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2023*1	¥(183,034)	¥164,516	¥275	¥(3,617)	¥155,912	¥22,083	¥156,135

Net unrealized gains (losses) on investment in securities, net of tax of ¥27,906 million	(69,102)						(69,102)
Reclassification adjustment included in net income, net of tax of ¥(749) million	1,340						1,340
Impact of changes in policy liability discount rate, net of tax of ¥(32,471) million		93,269					93,269
Debt valuation adjustments, net of tax of ¥69 million			(177)				(177)
Reclassification adjustment included in net income, net of tax of ¥5 million			(14)				(14)
Defined benefit pension plans, net of tax of ¥(5,655) million				13,559			13,559
Reclassification adjustment included in net income, net of tax of ¥101 million				(266)			(266)
Foreign currency translation adjustments, net of tax of ¥35,593 million					163,062		163,062
Reclassification adjustment included in net income, net of tax of ¥(4,601) million					10,242		10,242
Net unrealized gains (losses) on derivative instruments, net of tax of ¥578 million						(2,928)	(2,928)
Reclassification adjustment included in net income, net of tax of ¥945 million						(2,947)	(2,947)

Total other comprehensive income (loss)	(67,762)	93,269	(191)	13,293	173,304	(5,875)	206,038

Transaction with noncontrolling interests	0	0	0	0	11	(176)	(165)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	0	6	4,816	(175)	4,647

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	10	0	0	0	203	0	213

Balance at March 31, 2024*2	¥(250,806)	¥257,785	¥84	¥9,670	¥324,208	¥16,207	¥357,148

*1
As of March 31, 2023, the amount of impact of changes in policy liability discount rate contained a loss of ¥(24,641) million (net of tax of ¥4,296 million ) of cumulative effect of changes in the discount rates between contract inception date and the transition date of April 1, 2021 of LDTI and an income of ¥189,157 million (net of tax of ¥(66,702) million ) of changes after the transition date. For further information about impact of changes in policy liability discount rate, see Note 24. “Long-Duration Insurance Contracts Relating to Life Insurance Operations”.

*2
As
of March 31, 2024, net unrealized gains (losses) on investment in securities contained ¥(82) million (net of tax of ¥16 million ) of net unrealized gains (losses) in investment in securities related to available-for-sale debt securities with allowance for credit losses.

F-12
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Amounts reclassified to net income from accumulated other comprehensive income (loss) for fiscal 2022, 2023 and 2024 are as follows:

	March 31, 2022
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥4,619	Gains on investment securities and dividends
Sales of debt securities	737	Life insurance premiums and related investment income
Amortization of debt securities	92	Finance revenues
Amortization of debt securities	(658)	Life insurance premiums and related investment income
Others	(522)	Write-downs of securities

	4,268	Total before income tax
	(61)	Income tax (expense) or benefit

	¥4,207	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥36	Life insurance costs

	36	Total before income tax
	(10)	Income tax (expense) or benefit

	¥26	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥386	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(912)	See Note 17 “Pension Plans”
Amortization of transition obligation	(1)	See Note 17 “Pension Plans”

	(527)	Total before income tax
	151	Income tax (expense) or benefit

	¥(376)	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	(1,782)	Gains on sales of subsidiaries and equity method investments and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	873	Gains on sales of subsidiaries and equity method investments and liquidation losses, net

	(909)	Total before income tax
	295	Income tax (expense) or benefit

	¥(614)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(1,615)	Interest expense
Foreign exchange contracts	(710)	Interest expense/Other (income) and expense
Foreign currency swap agreements	(3,589)	Interest expense/Other (income) and expense

	(5,914)	Total before income tax
	1,478	Income tax (expense) or benefit

	¥(4,436)	Net of tax

F-12
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2023
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥155	Gains on investment securities and dividends
Sales of debt securities	(765)	Life insurance premiums and related investment income
Amortization of debt securities	509	Finance revenues
Amortization of debt securities	1,148	Life insurance premiums and related investment income
Others	(536)	Write-downs of securities

	511	Total before income tax
	(90)	Income tax (expense) or benefit

	¥421	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥18	Life insurance costs

	18	Total before income tax
	(5)	Income tax (expense) or benefit

	¥13	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥376	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(88)	See Note 17 “Pension Plans”
Amortization of transition obligation	(1)	See Note 17 “Pension Plans”

	287	Total before income tax
	(76)	Income tax (expense) or benefit

	¥211	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(14,673)	Gains on sales of subsidiaries and equity method investments and liquidation losses, net/Interest expense/Other (income) and expense
Sales or liquidation	8,776	Gains on sales of subsidiaries and equity method investments and liquidation losses, net

	(5,897)	Total before income tax
	1,806	Income tax (expense) or benefit

	¥(4,091)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥(175)	Interest expense
Foreign exchange contracts	0	Interest expense/Other (income) and expense
Foreign currency swap agreements	(1,671)	Interest expense/Other (income) and expense

	(1,846)	Total before income tax
	408	Income tax (expense) or benefit

	¥(1,438)	Net of tax

F-12
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2024
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥231	Gains on investment securities and dividends
Sales of debt securities	(7,184)	Life insurance premiums and related investment income
Amortization of debt securities	756	Finance revenues
Amortization of debt securities	4,108	Life insurance premiums and related investment income

	(2,089)	Total before income tax
	749	Income tax (expense) or benefit

	¥(1,340)	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥19	Life insurance costs

	19	Total before income tax
	(5)	Income tax (expense) or benefit

	¥14	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥438	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(70)	See Note 17 “Pension Plans”
Amortization of transition obligation	(1)	See Note 17 “Pension Plans”

	367	Total before income tax
	(101)	Income tax (expense) or benefit

	¥266	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(14,952)	Gains on sales of subsidiaries and equity method investments and liquidation losses, net/Interest expense
Sales or liquidation	109	Gains on sales of subsidiaries and equity method investments and liquidation losses, net

	(14,843)	Total before income tax
	4,601	Income tax (expense) or benefit

	¥(10,242)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥114	Interest expense
Foreign currency swap agreements	3,778	Interest expense/Other (income) and expense

	3,892	Total before income tax
	(945)	Income tax (expense) or benefit

	¥2,947	Net of tax

F-12
5

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
21. ORIX Corporation Shareholders’ Equity
Changes in the number of shares issued in fiscal 2022, 2023 and 2024 are as follows:

	Number of shares
	2022	2023	2024
Beginning balance	1,285,724,480	1,258,277,087	1,234,849,342
Cancellation of treasury stock	(27,447,393)	(23,427,745)	(19,888,288)

Ending balance	1,258,277,087	1,234,849,342	1,214,961,054

The Japanese Companies Act (the “Act”) provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, if specified in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2024 that a total of ¥64,405 million dividends shall be distributed to the shareholders of record as of March 31, 2024. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution.
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
The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥881,265 million as of March 31, 2024.
Retained earnings at March 31, 2024 include ¥110,586 million relating to equity in undistributed earnings of the companies accounted or by the equity method.
As of March 31, 2024, the restricted net assets of certain subsidiaries include regulatory capital requirements mainly for banking and life insurance operations of ¥14,822 million.
22. Gains on Investment Securities and Dividends
Consolidated financial statements data have been changed since fiscal 2024. The amounts of Gains on Investment Securities and Dividends in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 “Significant Accounting and Reporting Policies (aa) Reclassifications.”

F-12
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Gains on investment securities and dividends in fiscal 2022, 2023 and 2024 consist of the following:

	Millions of yen
	2022	2023	2024
Net gains on investment securities *	¥40,151	¥25,705	¥30,731
Dividends income	1,925	2,145	2,292

	¥42,076	¥27,850	¥33,023

*	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities.”
23. Income and Expenses Relating to Life Insurance Operations
Life insurance premiums and related investment income in fiscal 2022, 2023 and 2024 consist of the following:

	Millions of yen
	2022	2023	2024
Life insurance premiums	¥431,289	¥451,404	¥459,655
Life insurance related investment income*	50,521	42,666	99,268

	¥481,810	¥494,070	¥558,923

*
Life insurance related investment income in fiscal 2022, 2023 and 2024 include net unrealized holding gains of ¥8,004 million, ¥851 million and ¥43,301 million on equity securities held as of March 31, 2022, 2023 and 2024, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For fiscal 2022, 2023 and 2024, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	2022	2023	2024
Reinsurance benefits	¥2,744	¥3,239	¥3,452
Reinsurance premiums	(4,498)	(4,891)	(4,937)
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

F-12
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for fiscal 2022, 2023 and 2024 are mainly as follows:

	Millions of yen
	2022	2023	2024
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥8,501	¥(2,312)	¥40,821
Net gains or losses from derivative contracts :	(1,520)	(1,360)	(3,568)
Futures	(1,075)	(855)	(3,046)
Foreign exchange contracts	(445)	(505)	(522)
Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(67,984)	¥(35,097)	¥3,208
Insurance costs recognized for insurance and annuity payouts as a result of insured events	69,727	28,754	26,997
Changes in the fair value of the reinsurance contracts	1,083	538	1,890
24. Long-Duration Insurance Contracts Relating to Life Insurance Operations
The Company and its subsidiaries adopted the modified retrospective transition approach to the liability for future policy benefits and deferred policy acquisition costs based on the balance as of April 1, 2021, the transition date, in accordance with Accounting Standards Update 2018-12 (“Targeted Improvements to Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)).
The following table presents the effect on the liability for future policy benefits (including deferred profit liabilities) as of the transition date, using the modified retrospective transition approach.

	Millions of yen
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Total
Balance at March 31, 2021	¥610,877	¥493,558	¥48,259	¥1,152,694

Effect of change in discount rates *	22,686	52,967	(46,716)	28,937

Balance at April 1, 2021	¥633,563	¥546,525	¥1,543	¥1,181,631

*	The impact on the liability for future policy benefits is due to the difference in the discount rates used before and after the adoption of LDTI.

F-1
28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present balances of and changes in the liability for future policy benefits as of and for the fiscal year ended March 31, 2022.

	Millions of yen
	March 31, 2022
Present value of expected net premiums	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Balance at April 1, 2021	¥909,868	¥1,377,265	¥366,081

Beginning balance at original discount rate	843,892	1,261,182	355,835

Effect of changes in cash flow assumptions	21,353	28,690	662
Effect of actual variances from expected experience	2,351	1,414	(209)

Adjusted beginning balance	867,596	1,291,286	356,288

Issuances	82,105	86,304	77,532
Interests	12,490	19,412	9,263
Net premium earned	(96,605)	(114,874)	(49,290)
Actual variances from cash flow assumptions	(299)	(652)	(8)
Derecognition	7,285	3,901	2,610
Effect of changes in foreign exchange rate	0	0	41,684

Ending balance at original discount rate	872,572	1,285,377	438,079

Effect of changes in discount rates	54,338	95,576	(15,326)

Balance at March 31, 2022	¥926,910	¥1,380,953	¥422,753

F-1
29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	March 31, 2022
Present value of expected future policy benefits	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Balance at April 1, 2021	¥1,526,258	¥1,877,906	¥366,081

Beginning balance at original discount rate	1,437,596	1,708,857	402,552

Effect of changes in cash flow assumptions	22,525	29,515	626

Adjusted beginning balance	1,460,121	1,738,372	403,178

Issuances	82,105	86,304	77,532
Interests	23,867	27,677	11,125
Insurance claims paid	(42,897)	(65,052)	(1,631)
Actual variances from cash flow assumptions	(12,698)	(6,083)	(329)
Derecognition	24,520	12,773	2,533
Effect of changes in foreign exchange rate	0	0	51,096

Ending balance at original discount rate	1,535,018	1,793,991	543,504

Effect of changes in discount rates	56,250	128,012	(106,040)

Balance at March 31, 2022	¥1,591,268	¥1,922,003	¥437,464

Net liability for future policy benefits	¥664,358	¥541,050	¥14,711
Deferred profit liabilities	26,173	54,801	7,573

Subtotal	690,531	595,851	22,284

Less: Reinsurance recoverable	210	0	0

The liability for future policy benefits, after reinsurance recoverable	¥690,321	¥595,851	¥22,284

The following table provides the breakdown of the policy liabilities and policy account balances recorded in the consolidated balance sheets as of March 31, 2022:

Millions of yen
March 31, 2022
Yen-denominated insurance
(First Sector)	¥690,321

Yen-denominated insurance (Third Sector)	595,851
Foreign currency denominated insurance	22,284

Subtotal	1,308,456

Policy account balances for variable annuity and variable life insurance contracts and market risk benefits	198,905
Fixed annuities and annuitization benefits	193,322
Others *	212,015

Total	¥1,912,698

*	Others include unearned premiums and liabilities for unpaid claims.

F-13
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present balances of and changes in the liability for future policy benefits as of and for the fiscal year ended March 31, 2023 and 2024.

	Millions of yen
	March 31, 2023			March 31, 2024
Present value of expected net premiums	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Beginning balance	¥926,910	¥1,380,953	¥422,753	¥894,537	¥1,389,063	¥374,951

Beginning balance at original discount rate	872,572	1,285,377	438,079	865,333	1,338,398	409,847

Effect of changes in cash flow assumptions	126	48,389	(6,975)	(6,213)	3,634	2,106
Effect of actual variances from expected experience	2,495	22,851	(1,957)	1,418	2,865	(2,531)

Adjusted beginning balance	875,193	1,356,617	429,147	860,538	1,344,897	409,422

Issuances	76,519	83,982	22,660	94,169	52,510	43,378
Interests	11,715	18,762	10,966	10,840	18,439	12,405
Net premium earned	(101,554)	(117,670)	(60,198)	(106,300)	(119,416)	(61,594)
Actual variances from cash flow assumptions	(385)	(710)	(1,274)	(550)	(862)	(1,222)
Derecognition	3,845	(2,583)	(33,441)	262	(6,423)	(32,681)
Effect of changes in foreign exchange rate	0	0	41,987	0	0	54,478

Ending balance at original discount rate	865,333	1,338,398	409,847	858,959	1,289,145	424,186

Effect of changes in discount rates	29,204	50,665	(34,896)	14,079	17,574	(34,522)

Ending balance	¥894,537	¥1,389,063	¥374,951	¥873,038	¥1,306,719	¥389,664

F-13
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	2023			2024
Present value of expected future policy benefits	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Beginning balance	¥1,591,268	¥1,922,003	¥437,464	¥1,571,886	¥1,918,462	¥387,073

Beginning balance at original discount rate	1,535,018	1,793,991	543,504	1,598,009	1,887,744	573,616

Effect of changes in cash flow assumptions	1,506	53,098	(6,296)	(7,962)	4,600	1,782

Adjusted beginning balance	1,536,524	1,847,089	537,208	1,590,047	1,892,344	575,398

Issuances	76,519	83,982	22,660	94,169	52,510	43,378
Interests	24,023	27,839	14,552	23,981	28,159	17,649
Insurance claims paid	(45,075)	(96,364)	(13,370)	(52,161)	(70,513)	(17,757)
Actual variances from cash flow assumptions	(12,376)	20,178	9,002	(11,644)	(7,465)	11,794
Derecognition	18,394	5,020	(47,189)	13,751	695	(49,973)
Effect of changes in foreign exchange rate	0	0	50,753	0	0	78,728

Ending balance at original discount rate	1,598,009	1,887,744	573,616	1,658,143	1,895,730	659,217

Effect of changes in discount rates	(26,123)	30,718	(186,543)	(92,266)	(51,131)	(212,136)

Ending balance	¥1,571,886	¥1,918,462	¥387,073	¥1,565,877	¥1,844,599	¥447,081

Net liability for future policy benefits	¥677,349	¥529,399	¥12,122	¥692,839	¥537,880	¥57,417
Deferred profit liabilities	35,770	61,668	15,578	47,068	68,539	26,930

Subtotal	713,119	591,067	27,700	739,907	606,419	84,347

Less: Reinsurance recoverable	215	0	0	211	0	0

The liability for future policy benefits, after reinsurance recoverable	¥712,904	¥591,067	¥27,700	¥739,696	¥606,419	¥84,347

F-13
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables provide the breakdown of the policy liabilities and policy account balances recorded in the consolidated balance sheets as of March 31, 2023 and 2024:

	Millions of yen
	2023	2024
Yen-denominated insurance (First Sector)	¥712,904	¥739,696
Yen-denominated insurance (Third Sector)	591,067	606,419
Foreign currency denominated insurance	27,700	84,347

Subtotal	1,331,671	1,430,462

Policy account balances for variable annuity and variable life insurance contracts and market risk benefits	163,734	167,207
Fixed annuities and annuitization benefits	158,952	138,419
Others*	177,700	156,422

Total	¥1,832,057	¥1,892,510

*	Others include unearned premiums and liabilities for unpaid claims.
The amount of undiscounted and discounted expected future gross premiums and expected future policy benefits and expenses as of March 31, 2023 and 2024 are as follows:

	Millions of yen
	2023		2024
	Undiscounted	Discounted	Undiscounted	Discounted
Yen-denominated insurance (First Sector)
Expected future gross premiums	¥1,538,107	¥1,429,503	¥1,525,071	¥1,395,370
Expected future policy benefits and expenses	2,291,205	1,571,886	2,378,836	1,565,877

Yen-denominated insurance (Third Sector)
Expected future gross premiums	2,695,239	2,388,386	2,590,963	2,242,701
Expected future policy benefits and expenses	2,578,630	1,918,462	2,583,535	1,844,599

Foreign currency denominated insurance
Expected future gross premiums	626,411	492,588	685,134	535,943
Expected future policy benefits and expenses	1,097,567	387,073	1,300,018	447,081

For the fiscal year ended March 31, 2023 and 2024, the effects of net premium exceeding gross premiums in certain cohorts are immaterial in earnings for the respective periods.

F-13
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The amounts of gross premiums and interest expense recognized in the consolidated statement of income for the fiscal year ended March 31, 2022, 2023 and 2024 are as follows:

	Millions of yen
	Fiscal Year ended March 31, 2022		Fiscal Year ended March 31, 2023		Fiscal Year ended March 31, 2024
	Gross premiums	Interest expense	Gross premiums	Interest expense	Gross premiums	Interest expense
Yen-denominated insurance (First Sector)	¥158,477	¥11,376	¥162,667	¥12,309	¥168,805	¥13,142
Yen-denominated insurance (Third Sector)	207,553	8,265	208,640	9,077	205,787	9,720
Foreign currency denominated insurance	61,317	1,862	77,369	3,585	82,332	5,243

Total	¥427,347	¥21,503	¥448,676	¥24,971	¥456,924	¥28,105

The weighted average discount rates for the liability for future policy benefits as of March 31, 2023 and 2024 are as follows:

	Weighted average rate
	2023	2024
Yen-denominated insurance (First Sector)
Weighted average of the original discount rates	1.6%	1.7%
Weighted average of the current discount rates	1.9	2.1

Yen-denominated insurance (Third Sector)
Weighted average of the original discount rates	1.7	1.7
Weighted average of the current discount rates	1.8	2.1

Foreign currency denominated insurance
Weighted average of the original discount rates	2.9	3.1
Weighted average of the current discount rates	5.2	5.5

The weighted average duration of the liability for future policy benefit as of March 31, 2023 and 2024 are as follows:

	Years
	2023	2024
Yen-denominated insurance (First Sector)	37.9	36.4
Yen-denominated insurance (Third Sector)	36.8	34.7
Foreign currency denominated insurance	40.7	36.9

Assumptions for calculating the liability for future policy benefits include assumptions related to mortality, morbidity, lapse rates and discount rates. The Company and its subsidiaries recognized actual variances from expected experience and updated the assumptions during fiscal 2023 and 2024 as follows.

•	Yen-denominated insurance (First Sector)
During fiscal 2023 the Company and its subsidiaries updated expected mortality and lapse rates due to the lower-than-expected mortality and lapse rates.
During fiscal 2024 the Company and its subsidiaries updated expected mortality and lapse rates due to the lower-than-expected mortality and the higher-than-expected lapse rates.

F-13
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

•	Yen-denominated insurance (Third Sector)
During fiscal 2023 the Company and its subsidiaries updated expected mortality and lapse rates due to the higher-than-expected mortality and the lower-than-expected lapse rate. The actual morbidity was higher than expected due to the impact of a significant amount of hospitalization benefits for deemed hospitalization caused by COVID-19. However, the relevant morbidity assumptions were not updated because benefits arising from such hospitalization benefits are not eligible for claim after reclassification of the legal category of COVID-19 by Japanese government.
During fiscal 2024 the Company and its subsidiaries updated expected mortality and lapse rates due to the higher-than-expected mortality and the lower-than-expected lapse rate. The actual morbidity excluding deemed hospitalization was lower than expected ever after reclassification of the legal category of COVID-19 by Japanese government. However, the relevant morbidity assumptions were not updated because Company and its subsidiaries believe further observations are needed to determine whether such assumption is temporary or permanent.

•	Foreign currency denominated insurance
During fiscal 2023 the Company and its subsidiaries updated expected mortality and lapse rates due to lower-than-expected mortality and higher-than-expected lapse rate.
During fiscal 2024 the Company and its subsidiaries updated expected mortality rates due to lower-than-expected mortality rate. In addition, lapse rate was higher than expected due to the impact of rapid exchange rate fluctuations, but as this is considered to be a temporary factor, the Company and its subsidiaries removed the impact and updated expected lapse rates.
The market data underlying the discount rate was updated quarterly for both the fiscal year ended March 31, 2023 and for fiscal 2024.
For the effect of the changes in assumptions on expected net premiums and expected future policy benefits, see “Effect of changes in cash flow assumptions” and “Effect of changes in discount rates” in the tables that represent balances of and changes in the liability for future policy benefits.

F-13
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present balances of and changes in the deferred policy acquisition costs as of and for the fiscal year ended March 31, 2023 and 2024:

	Millions of yen
	2023				2024
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Total	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Total
Beginning balance	¥74,676	¥159,041	¥35,243	¥268,960	¥77,957	¥166,696	¥42,726	¥287,379

Capitalization	8,682	16,795	5,725	31,202	10,285	12,855	7,120	30,260
Amortization	(5,401)	(9,140)	(1,779)	(16,320)	(5,901)	(9,970)	(2,301)	(18,172)
Effect of changes in foreign exchange rate	0	0	3,537	3,537	0	0	6,267	6,267

Ending balance	¥77,957	¥166,696	¥42,726	¥287,379	¥82,341	¥169,581	¥53,812	¥305,734

Deferred policy acquisition costs are amortized over the expected term of the policies on a constant-level basis. The assumptions used for the amortization of deferred policy acquisition costs are consistent with the assumptions for the liability for future policy benefits. The underlying assumptions for deferred policy acquisition costs and the liability for future policy benefits are updated at the same time. In addition, deferred policy acquisition costs are included in other assets in the consolidated balance sheets.
The following table presents policyholder account balances for fixed annuity and annuitization benefits by range of minimum guaranteed interest rates as of March 31, 2023 and 2024.

	Millions of yen
	2023	2024
Range of minimum guaranteed interest rates	Minimum guarantees	Minimum guarantees
0.00% - less than 1.50%	¥152,259	¥131,328
1.50% - less than 2.50%	6,644	7,091
2.50% or more	49	0

Total	¥158,952	¥138,419

There are no contracts with interest rates that exceed the minimum guaranteed interest rates.

F-13
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about fixed annuity and annuitization benefits for the fiscal year ended March 31, 2023 and 2024.

	Millions of yen
	2023	2024
Beginning balance	¥193,322	¥158,952

Transfer in	17,223	10,249
Surrenders and partial surrenders	(58)	(71)
Benefit payments and lump sum payments, etc.	(50,956)	(31,179)
Policy charges	(262)	(229)
Transfer out	(409)	(290)
Interests	1,209	1,023
Others	(1,117)	(36)

Ending balance	¥158,952	¥138,419

	2023	2024
Weighted average guaranteed interest rate (%)	0.7	0.7
Benefits in excess of policyholder account balances (Millions of yen)	¥1	¥1
Cash surrender value (Millions of yen)	152,578	132,411
The following table provides information about policy account balances for variable annuity and variable life insurance contracts and market risk benefits as of and for the fiscal year ended March 31, 2023 and 2024:

	Millions of yen
	2023	2024
Beginning balance	¥198,905	¥163,734

Effect of changes other than through net income and other comprehensive income	(28,754)	(26,997)
Surrenders and withdrawals	(4,083)	(7,641)
Transfer in	(14,093)	(7,891)
Benefit payments	(10,762)	(11,434)
Others	184	(31)

Changes through net income	(6,343)	30,205
Effect of changes in fair value of corresponding investment assets	(2,347)	40,846
Fee income	(3,938)	(3,750)
Effect of changes in fair value of market risk benefits	(58)	(6,891)

Changes through other comprehensive income	(74)	265
Effect of changes in the instrument-specific credit risk	(74)	265

Ending balance	¥163,734	¥167,207

	Millions of yen
	2023	2024
Policyholder account balances	¥157,399	¥167,496
Market risk benefits	6,335	(289)

Total	¥163,734	¥167,207

F-13
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
As of March 31, 2023 and 2024, the long-lived assets and liabilities associated with those assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	2023	2024
Investment in operating leases	¥13,104	¥43,775
Property under facility operations	10	8,405
Office facilities	55	82
Other assets	0	6,005
Other liabilities	0	68
The long-lived assets classified as held for sale as of March 31, 2023 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, Environment and Energy segment, Aircraft and Ships segment and ORIX USA segment. The long-lived assets classified as held for sale as of March 31, 2024 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, PE Investment and Concession segment and Aircraft and Ships segment.
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
During fiscal 2022, 2023 and 2024, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥35,666 million, ¥2,297 million and ¥1,724 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

Fiscal Year ended March 31, 2022	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Commercial facilities other than office buildings	¥858	3	¥11	1
Condominiums	13	2	83	49
Others*	11,878	—	22,823	—

Total	¥12,749	—	¥22,917	—

F-1
38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Fiscal Year ended March 31, 2023	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥0	—	¥1,535	2
Commercial facilities other than office buildings	0	—	51	2
Condominiums	2	1	15	19
Others*	241	—	453	—

Total	¥243	—	¥2,054	—

Fiscal Year ended March 31, 2024	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥0	—	¥641	2
Commercial facilities other than office buildings	0	—	547	4
Condominiums	0	1	30	22
Others*	134	—	372	—

Total	¥134	—	¥1,590	—

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
26. Per Share Data
Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2022, 2023 and 2024 is as follows:
In fiscal 2022, 2023 and 2024, there was no stock compensation which was antidilutive.

	Millions of yen
	2022	2023	2024
Net Income attributable to ORIX Corporation shareholders	¥317,376	¥290,340	¥346,132
Adjustment to Net Income	0	0	(7)

Net income used to calculate basic earnings per share	317,376	290,340	346,125

Adjustment to Net Income	0	0	7

Net income used to calculate diluted earnings per share	¥317,376	¥290,340	¥346,132

F-1
39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Thousands of shares
	2022	2023	2024
Weighted-average shares	1,203,452	1,180,356	1,159,367
Effect of dilutive securities
Stock compensation	1,400	1,589	1,943

Weighted-average shares for diluted EPS computation	1,204,852	1,181,945	1,161,310

	Yen
	2022	2023	2024
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥263.72	¥245.98	¥298.55
Diluted	263.42	245.65	298.05

Note:
1.  The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation (2,104,640 shares, 2,496,724 shares and 2,783,978 shares in fiscal 2022, 2023 and 2024).
2.  LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”

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
The Company and its subsidiaries appropriately manage exchange rate risk by using means such as foreign currency-denominated loans, foreign exchange contracts and currency swaps to hedge exchange rate volatility in our business transactions in foreign currencies and overseas investments. A certain subsidiary holds futures and foreign exchange contracts for the purpose of economic hedges against minimum guarantee risk of variable annuity and variable life insurance contracts.
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
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2023 and 2024.

F-14
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged item. The amounts of these net gains (losses) after deducting applicable taxes were net losses of ¥4,436 million, ¥1,438 million and net
gain of ¥2,947 million during fiscal 2022, 2023 and 2024, respectively. The amount of net derivative losses, ¥3,815 million, included in other comprehensive income (loss), net of applicable income taxes at March 31, 2024 will be reclassified into earnings within fiscal 2025.
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
(c) Hedges of net investment in foreign operations
The Company and its subsidiaries use foreign exchange contracts and borrowings and bonds denominated in foreign currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries and equity method investments.
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

F-14
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥4,142	¥0	¥(4,068)	¥0
Foreign exchange contracts	(37,997)	5	37,659	89
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and equity method investments and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(28,498)	¥(104)	¥1,673	¥5
Borrowings and bonds in foreign currencies	(63,922)	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥6	¥(22)
Futures	(1,075)	0	186
Foreign exchange contracts	20,254	1,308	38,330
Credit derivatives held	0	0	(1)
Options held/written and other	0	0	(749)

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2022 (see Note 23 “Income and Expenses Relating to Life Insurance Operations”).

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

F-14
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥2,633	¥0	¥(2,499)	¥0
Foreign exchange contracts	(42,947)	(412)	43,006	332
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and equity method investments and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(21,316)	¥(7,874)	¥7,051	¥(252)
Borrowings and bonds in foreign currencies	(66,947)	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥5	¥(222)
Futures	(855)	0	(1,300)
Foreign exchange contracts	21,659	4,231	49,589
Credit derivatives held/written	0	0	3
Options held/written and other	0	0	1,828

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2023 (see Note 23 “Income and Expenses Relating to Life Insurance Operations”).

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2024 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Interest rate swap agreements	¥(5,090)	¥0	¥(114)	¥0
Foreign exchange contracts	(57)	0	0	0
Foreign currency swap agreements	2,733	0	2,521	(6,299)
Options held/written and other	(1,092)	(0)	0	0

F-14
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense

Interest rate swap agreements	¥(216)	¥0	¥335	¥0
Foreign exchange contracts	(61,917)	(130)	62,028	42
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and equity method investments and liquidation losses, net	Interest expense
Foreign exchange contracts	¥(41,341)	¥(87)	¥14,865
Borrowings and bonds in foreign currencies	(97,221)	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*	Interest expense	Other (income) and expense
Interest rate swap agreements	¥0	¥4	¥92
Futures	(3,046)	0	1,073
Foreign exchange contracts	40,127	2,980	16,152
Credit derivatives held/written	0	0	(27)
Options held/written and other	0	0	750

*
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2024 (see Note 23 “Income and Expenses Relating to Life Insurance Operations”).

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

F-14
4

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
The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax, for fiscal 2024 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(25,208)	¥31	¥0
Options held/written and other	0	0	57
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at March 31, 2024 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥489,908	¥(1,088)	—	¥0	¥0
Installment Loans	15,882	0	—	0	0

F-14
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2023 and 2024 are as follows.
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

March 31, 2024

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥518,990	¥18,889	Other Assets	¥3,722	Other Liabilities
Options held/written and other	44,774	40	Other Assets	1,039	Other Liabilities
Futures, foreign exchange contracts	958,260	2,841	Other Assets	63,703	Other Liabilities
Foreign currency swap agreements	113,962	470	Other Assets	6,563	Other Liabilities
Foreign currency long-term debt	849,630	0	—	0	—
Derivatives not designated as hedging instruments:
Interest rate swap agreements	¥1,930	¥106	Other Assets	¥6	Other Liabilities
Options held/written and other	468,422	15,309	Other Assets	13,355	Other Liabilities
Futures, foreign exchange contracts *	646,085	35,331	Other Assets	7,294	Other Liabilities
Credit derivatives written	1,000	0	—	4	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥4,863 million and foreign exchange contracts of ¥524 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2024, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥0 million and ¥9 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥170 million and ¥94 million at March 31, 2024, respectively.

F-14
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written as of March 31, 2023 and 2024 are as follows.
March 31, 2023

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*	¥1,000	Less than five years	¥(3)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of March 31, 2023.

March 31, 2024

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*	¥1,000	Less than four years	¥(4)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of March 31, 2024.
28. Offsetting Assets and Liabilities
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2023 and 2024 are as follows.
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

F-14
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2024

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/ pledged
Derivative assets	¥72,986	¥(47,496)	¥25,490	¥0	¥0	¥25,490

Total assets	¥72,986	¥(47,496)	¥25,490	¥0	¥0	¥25,490

Derivative liabilities	¥95,686	¥(47,496)	¥48,190	¥(13,653)	¥(9,425)	¥25,112

Total liabilities	¥95,686	¥(47,496)	¥48,190	¥(13,653)	¥(9,425)	¥25,112

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
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
At March 31, 2023 and 2024, no concentration with a single obligor exceeded 1% of the Company’s consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥7,487 billion, or 70%, at March 31, 2023 and ¥7,855 billion, or 69%, at March 31, 2024 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risk outside of Japan is exposure attributable to obligors located in the Americas. The gross amount of such exposure is ¥1,429 billion and ¥1,507 billion as of March 31, 2023 and 2024, respectively.
The Company and its subsidiaries have transportation equipment such as automobile operations and aircraft. Transportation equipment is mainly recorded in investment in net investment in leases and operating leases. In connection with investment in net investment in leases and operating leases, the percentage of investment in transportation equipment to consolidated total assets is 9.2% and 10.9% as of March 31, 2023 and 2024, respectively.
The Company and its subsidiaries provide consumers with real estate loans. In connection with installment loans, the percentage of real estate loans for consumers to consolidated total assets is 13.5% and 11.9% as of March 31, 2023 and 2024, respectively.

F-1
48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

30
. Estimated Fair Value of Financial Instruments
Consolidated financial statements data have been changed since fiscal 2024. The amounts of estimated fair value of financial instruments in the previous years have been retrospectively reclassified for this change. For further information, see Note 1 “Significant Accounting and Reporting Policies (aa) Reclassifications.”
The following information is provided to help readers gain an understanding of the relationship between carrying amounts of financial instruments reported in the Company’s consolidated balance sheets and the related market or fair value. The disclosures do not include net investment in leases, equity method investments, pension obligations and insurance contracts and reinsurance contracts except for those classified as investment contracts.
March 31, 2023

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,231,860	¥1,231,860	¥1,231,860	¥0	¥0
Restricted cash	135,048	135,048	135,048	0	0
Installment loans (net of allowance for credit losses)	3,856,206	3,833,327	0	131,171	3,702,156
Equity securities*1	381,747	381,747	105,646	133,027	143,074
Trading debt securities	2,179	2,179	0	2,179	0
Available-for-sale debt securities	2,234,608	2,234,608	4,334	1,986,672	243,602
Held-to-maturity debt securities	114,759	129,678	0	108,326	21,352
Other Assets:
Time deposits	4,374	4,374	0	4,374	0
Derivative assets*2	50,346	50,346	0	0	0
Reinsurance recoverables (Investment contracts)	5,301	5,009	0	0	5,009
Liabilities:
Short-term debt	¥508,796	¥508,796	¥0	¥508,796	¥0
Deposits	2,086,340	2,087,035	0	2,087,035	0
Policy liabilities and Policy account balances (Investment contracts)	143,407	143,842	0	0	143,842
Long-term debt	5,209,723	5,164,112	0	1,667,119	3,496,993
Other Liabilities:
Derivative liabilities*2	49,314	49,314	0	0	0

*1	The amount of ¥51,263 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”

F-1
49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2024

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:

Cash and cash equivalents	¥1,032,810	¥1,032,810	¥1,032,810	¥0	¥0
Restricted cash	152,497	152,497	152,497	0	0
Installment loans (net of allowance for credit losses)	3,918,504	3,899,688	0	163,536	3,736,152
Equity securities*1	415,607	415,607	108,964	143,786	162,857
Available-for-sale debt securities	2,665,478	2,665,478	11,491	2,334,690	319,297
Other Assets:
Time deposits	2,033	2,033	0	2,033	0
Derivative assets*2	25,490	25,490	0	0	0
Reinsurance recoverables (Investment contracts)	4,592	4,550	0	0	4,550
Liabilities:
Short-term debt	¥574,095	¥574,095	¥0	¥574,095	¥0
Deposits	2,074,828	2,073,845	0	2,073,845	0
Policy liabilities and Policy account balances (Investment contracts)	122,686	121,966	0	0	121,966
Long-term debt	5,626,376	5,594,888	0	1,769,943	3,824,945
Accounts payable (Contingent consideration)	14,136	14,136	0	0	14,136
Other Liabilities:
Derivative liabilities*2	48,190	48,190	0	0	0

*1	The amount of ¥85,280 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”
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
31. Commitments, Guarantees and Contingent Liabilities
Commitments
—
T
he
Company and certain subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥4,066 million and

¥
8,306
million as of March 31, 2023 and 2024, respectively.

F-15
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and certain subsidiaries made payments totaling ¥8,036 million, ¥8,738 million and ¥9,348 million in fiscal 2022, 2023 and 2024, respectively. The longest contract of them will mature in fiscal 2030. As of March 31, 2023 and 2024, the amounts due are as follows:

Years ending March 31,	2023	2024
	Millions of yen	Millions of yen
2024	5,846	—
2025	4,263	6,218
2026	1,663	3,462
2027	1,468	2,735
2028	958	1,704
2029	—	52
On or after 2029	1	—
On or after 2030	—	1

Total	¥14,199	¥14,172

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥146,945 million and ¥131,948 million as of March 31, 2023 and 2024, respectively.
The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2023 and 2024, the total unused credit and capital amount available are ¥458,994 million and ¥366,534 million respectively.
Guarantees
—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee that is within the scope of ASC 460 (“Guarantees”). Some of these guarantees, whose contractual obligations cannot be unconditionally cancelled , are in the scope of the Credit Loss Standard and are recognized as other liabilities in the consolidated balance sheets. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2023 and 2024:

	2023			2024
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥479,406	¥5,033	2029	¥608,543	¥4,839	2048
Transferred loans	436,069	2,185	2062	519,665	3,405	2062
Consumer loans	295,273	48,207	2034	0	0	—
Real estate loans	18,193	2,031	2048	9,856	180	2048
Other	2,484	0	2036	13,350	0	2044

Total	¥1,231,425	¥57,456	—	¥1,151,414	¥8,424	—

Guarantee of corporate loans:
The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued

F-15
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2023 and 2024, total notional amount of the loans subject to such guarantees are ¥494,000 million and ¥484,000 million, respectively, and book value of guarantee liabilities are ¥2,309 million and ¥2,327 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance.
 In addition, the Company provides re-guarantees for guarantee obligations guaranteed by equity method investees.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2024.
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
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees in fiscal 2024.
As of March 31, 2023 and 2024, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥2,175,722 million and ¥2,587,597 million, respectively.
Guarantee of consumer loans:
A certain subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally three months or more.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events.
Guarantee of real estate loans:
The Company and certain subsidiaries guarantee real estate loans for consumer
s
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
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees in fiscal 2024.

F-15
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Other guarantees:
Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a certain subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts. In addition to the above, joint guarantees for payment obligations of equity method investees are included.
Allowance for off-balance sheet credit exposures
—If the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of card loans and installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of card loans and installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. These allowance for off-balance sheet credit exposures is measured using the same measurement methodologies as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance sheet credit exposure is recorded as other liabilities in the consolidated balance sheets and the allowance were ¥17,843 million and ¥5,116 million as of March 31, 2023 and 2024, respectively. Additionally, the provision for credit losses in the consolidated statements of income in fiscal 2023 was a reversal of ¥4,542 million, which was mainly caused by economic recovery from the COVID-19 pandemic
in the Americas. The provision for credit losses in the consolidated statements of income in fiscal 2024 was a reversal of ¥440 million, which was mainly caused by the revaluation of past loss experience, current economic and business conditions and forecasts in
Japan
.
Contingencies
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

F-15
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

An overview of operations for each of the ten segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management

PE Investment and Concession	:	Private equity investment and concession

Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

Insurance	:	Life insurance

Banking and Credit	:	Banking and consumer finance

Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment

ORIX USA	:	Finance, investment and asset management in the Americas

ORIX Europe	:	Asset management of global equity and fixed income

Asia and Australia	:	Finance and investment businesses in Asia and Australia
Since April 1, 2022, a portion of interest expenses and a portion of selling, general and administrative expenses, which were initially included in the difference between segment total profits and consolidated amounts, have been charged directly to their respective segments. As a result of these changes, segment data for fiscal 2022 have been retrospectively reclassified.
Since April 1, 2023, segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for fiscal 2022 and 2023 have been retrospectively reclassified.
LDTI standard has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective approach. As a result of the adoption of LDTI, Insurance segment data for fiscal 2022 and 2023 have been retrospectively adjusted. For further information, see Note 1 “Significant Accounting and Reporting Policies (z) New accounting pronouncements.”
The presentation of equity method investment has been changed since fiscal 2024. As a result, segment data for fiscal 2022 and 2023 have been retrospectively reclassified. For further information, see Note 1 “Significant Accounting and Reporting Policies (aa) Reclassifications.”

F-15
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Financial information of the segments for fiscal 2022, 2023 and 2024 is as follows:

	Millions of yen
	Fiscal Year ended March 31, 2022
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Revenues	¥445,328	¥390,688	¥385,573	¥160,232	¥486,704	¥82,719	¥39,441
Finance revenues	57,642	5,602	1,101	1,001	265	76,191	3,382
Interest expense	5,783	2,873	2,547	5,365	551	5,259	11,400
Depreciation and amortization	156,116	16,164	22,325	18,140	17,872	1,335	15,669
Other significant non-cash items:
Provision for credit losses	1,296	173	924	0	(0)	2,395	(0)
Write-downs of long-lived assets	1,092	88	11,657	19,564	0	0	2,331
Increase(Decrease) in policy liabilities and policy account balances	0	0	0	0	90,276	0	0
Equity in net income (loss) of equity method investments and gains (losses) on sales of subsidiaries and equity method investments, net	164,029	1,575	(10,873)	7,295	0	2,103	(6,274)
Segment profits	241,450	32,021	(11,642)	997	57,861	41,498	(2,319)
Segment assets	1,516,795	910,101	353,581	703,608	2,072,145	2,687,156	684,098
Long-lived assets	508,035	574,661	85,698	388,399	27,962	0	271,592
Expenditures for long-lived assets	146,851	78,601	11,884	30,200	0	0	70,370
Equity method investments	14,794	113,178	35,869	202,589	10,772	2,114	306,646

F-15
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2022
	ORIX USA	ORIX Europe	Asia and Australia	Total
Revenues	¥153,597	¥220,872	¥145,243	¥2,510,397
Finance revenues	91,021	56	47,237	283,498
Interest expense	17,140	(647)	20,548	70,819
Depreciation and amortization	2,678	1,225	59,768	311,292
Other significant non-cash items:
Provision for credit losses	(278)	0	885	5,395
Write-downs of long-lived assets	928	0	6	35,666
Increase(Decrease) in policy liabilities and policy account balances	0	0	0	90,276
Equity in net income (loss) of equity method investments and gains (losses) on sales of subsidiaries and equity method investments, net	29,789	689	28,183	216,516
Segment profits	75,235	49,334	51,621	536,056
Segment assets	1,366,098	401,869	1,306,089	12,001,540
Long-lived assets	13,399	0	280,684	2,150,430
Expenditures for long-lived assets	717	0	113,594	452,217
Equity method investments	89,220	9,820	248,388	1,033,390

F-15
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2023
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Revenues	¥429,897	¥418,736	¥376,322	¥215,770	¥499,487	¥84,774	¥54,665
Finance revenues	60,133	5,562	1,026	1,230	300	78,066	7,312
Interest expense	6,375	3,367	2,376	12,276	365	5,698	18,877
Depreciation and amortization	149,545	16,613	22,649	22,486	18,628	1,402	16,257
Other significant non-cash items:
Provision for credit losses	1,036	61	(84)	(8)	(1)	716	1
Write-downs of long-lived assets	67	1,724	229	58	0	0	0
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	0	(80,641)	0	0
Equity in net income (loss) of equity method investments and gains (losses) on sales of subsidiaries and equity method investments, net	1,518	9,580	(5,192)	19,966	0	(488)	9,089
Bargain Purchase Gain	0	0	58	1,018	0	0	98
Segment profits	75,025	51,578	2,837	32,960	62,990	37,610	18,583
Segment assets	1,514,070	935,027	605,471	773,617	2,050,412	2,698,747	742,890
Long-lived assets	500,111	592,190	100,848	450,797	27,194	0	295,549
Expenditures for long-lived assets	160,920	89,380	15,328	76,556	0	0	103,993
Equity method investments	13,416	117,040	28,796	188,436	17,577	2,006	347,508

F-15
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2023
	ORIX USA	ORIX Europe	Asia and Australia	Total
Revenues	¥185,889	¥207,292	¥188,432	¥2,661,264
Finance revenues	106,875	812	59,933	321,249
Interest expense	43,643	4,317	31,992	129,286
Depreciation and amortization	3,023	6,619	75,867	333,089
Other significant non-cash items:
Provision for credit losses	3,856	0	2,544	8,121
Write-downs of long-lived assets	114	0	57	2,249
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	(80,641)
Equity in net income (loss) of equity method investments and gains (losses) on sales of subsidiaries and equity method investments, net	6,635	(123)	14,062	55,047
Bargain Purchase Gain	0	0	0	1,174
Segment profits	49,021	40,675	34,952	406,231
Segment assets	1,462,717	417,941	1,395,096	12,595,988
Long-lived assets	12,639	0	321,000	2,300,328
Expenditures for long-lived assets	1,428	0	152,906	600,511
Equity method investments	87,513	10,213	249,481	1,061,986

F-1
58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Revenues	¥444,959	¥471,692	¥379,168	¥165,598	¥563,869	¥88,574	¥65,191
Finance revenues	61,428	6,134	6,679	1,478	300	80,653	7,769
Interest expense	7,467	4,236	3,567	19,267	806	5,911	29,189
Depreciation and amortization	153,208	18,376	26,644	23,975	17,138	1,821	20,366
Other significant non-cash items:
Provision for credit losses	731	66	306	13	(2)	4,064	3
Write-downs of long-lived assets	225	1,218	60	138	0	0	0
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	0	60,453	0	0
Equity in net income (loss) of equity method investments and gains (losses) on sales of subsidiaries and equity method investments, net	1,305	6,089	10,157	4,532	205	57,063	18,393
Segment profits	81,195	65,835	43,378	29,898	70,034	96,744	26,773
Segment assets	1,552,322	994,115	772,834	847,049	2,309,357	2,733,021	1,058,435
Long-lived assets	516,852	565,868	95,769	498,461	26,590	0	565,846
Expenditures for long-lived assets	183,167	64,060	18,913	55,838	8	0	174,517
Equity method investments	14,984	143,751	118,310	219,018	29,742	43,601	399,061

F-1
59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Revenues	¥173,426	¥227,151	¥225,293	¥2,804,921
Finance revenues	112,545	2,409	70,836	350,231
Interest expense	58,060	13,308	48,467	190,278
Depreciation and amortization	2,872	7,003	87,422	358,825
Other significant non-cash items:
Provision for credit losses	7,843	0	7,944	20,968
Write-downs of long-lived assets	0	0	83	1,724
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	60,453
Equity in net income (loss) of equity method investments and gains (losses) on sales of subsidiaries and equity method investments, net	(2,955)	3,113	11,243	109,145
Segment profits	17,337	28,619	34,339	494,152
Segment assets	1,537,025	459,248	1,587,540	13,850,946
Long-lived assets	9,841	0	384,477	2,663,704
Expenditures for long-lived assets	60	0	170,647	667,210
Equity method investments	61,415	11,907	271,682	1,313,471
The accounting policies of the segments are almost the same as those described in Note 1 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests. The chief operating decision maker evaluates the performance of the segments based on the amount equivalent to income before income taxes, net income attributable to noncontrolling interests and net income attributable to redeemable noncontrolling interests before applicable tax effect. Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax basis. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.
Assets attributed to each segment are net investment in leases, installment loans, investment in operating leases, investment in securities, property under facility operations, equity method investments, inventories, advances for finance lease and operating lease (included in other assets), advances for property under facility operations (included in other assets), goodwill, intangible assets acquired in business combinations (included in other assets) and servicing assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

F-16
0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The reconciliation of segment totals to consolidated financial statement amounts is as follows:
Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	2022	2023	2024
Segment revenues:
Total revenues for segments	¥2,510,397	¥2,661,264	¥2,804,921
Revenues related to corporate assets	16,650	23,844	27,627
Revenues from inter-segment transactions	(19,004)	(21,449)	(18,187)

Total consolidated revenues	¥2,508,043	¥2,663,659	¥2,814,361

Segment profits:
Total segment profits	¥536,056	¥406,231	¥494,152
Corporate losses	(32,607)	(22,058)	(17,275)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	5,998	8,005	(6,902)

Total consolidated income before income taxes	¥509,447	¥392,178	¥469,975

Segment assets:
Total segment assets	¥12,001,540	¥12,595,988	¥13,850,946
Cash and cash equivalents, restricted cash	1,091,812	1,366,908	1,185,307
Allowance for credit losses	(71,415)	(65,373)	(58,110)
Trade notes, accounts and other receivable	359,949	441,803	401,368
Other corporate assets	898,798	950,059	942,589

Total consolidated assets	¥14,280,684	¥15,289,385	¥16,322,100

F-16
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Fiscal Year ended March 31, 2022
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥1,943,954	¥232,487	¥331,602	¥2,508,043
Income before Income Taxes	326,799	94,759	87,889	509,447

	Millions of yen
	Fiscal Year ended March 31, 2023
	Japan	The Americas*1	Other *2	Total
Total Revenues	¥2,006,639	¥258,792	¥398,228	¥2,663,659
Income before Income Taxes	219,720	73,179	99,279	392,178

	Millions of yen
	Fiscal Year ended March 31, 2024
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥2,097,360	¥263,090	¥453,911	¥2,814,361
Income before Income Taxes	359,520	25,947	84,508	469,975

*1	Mainly the United States
*2	Mainly Asia, Europe, Australasia and Middle East
No single customer accounted for 10% or more of the Company’s total revenues for fiscal 2022, 2023 and 2024.

F-16
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following information represents disaggregation of revenues for revenues from contracts with customers, by goods or services category and geographical location.

	Millions of yen
	Fiscal Year ended March 31, 2022
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥9,741	¥2,521	¥320,104	¥3,861	¥0	¥0	¥0
Real estate sales	0	94,617	0	0	0	0	0
Asset management and servicing	347	6,107	20	93	0	326	38
Automobile related services	62,897	0	0	228	0	0	0
Facilities operation	0	31,421	0	0	0	0	0
Environment and energy services	2,911	0	76	154,081	0	0	0
Real estate management and brokerage	0	102,689	0	0	0	0	0
Real estate contract work	0	93,265	0	0	0	0	0
Other	52,489	1,393	28,877	903	2,062	6,101	7,401

Total revenues from contracts with customers	128,385	332,013	349,077	159,166	2,062	6,427	7,439

Geographical location
Japan	127,918	332,013	349,077	154,311	2,062	6,427	3,642
The Americas	0	0	0	0	0	0	0
Other	467	0	0	4,855	0	0	3,797

Total revenues from contracts with customers	128,385	332,013	349,077	159,166	2,062	6,427	7,439

Other revenues *	316,943	58,675	36,496	1,066	484,642	76,292	32,002

Segment revenues/Total revenues	¥445,328	¥390,688	¥385,573	¥160,232	¥486,704	¥82,719	¥39,441

F-16
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2022
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥2,251	¥0	¥577	¥339,055	¥1,642	¥340,697
Real estate sales	84	0	0	94,701	(1)	94,700
Asset management and servicing	18,880	219,132	0	244,943	(56)	244,887
Automobile related services	0	0	13,630	76,755	17	76,772
Facilities operation	0	0	0	31,421	742	32,163
Environment and energy services	1,187	0	0	158,255	(1,928)	156,327
Real estate management and brokerage	0	0	0	102,689	(2,385)	100,304
Real estate contract work	0	0	0	93,265	(266)	92,999
Other	4,698	75	905	104,904	2,345	107,249

Total revenues from contracts with customers	27,100	219,207	15,112	1,245,988	110	1,246,098

Geographical location
Japan	0	0	0	975,450	219	975,669
The Americas	27,100	77,647	0	104,747	0	104,747
Other	0	141,560	15,112	165,791	(109)	165,682

Total revenues from contracts with customers	27,100	219,207	15,112	1,245,988	110	1,246,098

Other revenues *	126,497	1,665	130,131	1,264,409	(2,464)	1,261,945

Segment revenues/Total revenues	¥153,597	¥220,872	¥145,243	¥2,510,397	¥(2,354)	¥2,508,043

F-16
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2023
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥5,356	¥3,373	¥280,361	¥4,200	¥0	¥0	¥624
Real estate sales	0	92,657	0	0	0	0	0
Asset management and servicing	326	7,807	0	214	0	482	66
Automobile related services	63,414	0	0	248	0	0	0
Facilities operation	0	55,231	0	0	0	0	0
Environment and energy services	3,023	40	84	207,037	0	0	0
Real estate management and brokerage	0	100,137	0	0	0	0	0
Real estate contract work	0	96,509	24,105	0	0	0	0
Other	39,779	1,243	31,745	834	2,626	6,577	10,805

Total revenues from contracts with customers	111,898	356,997	336,295	212,533	2,626	7,059	11,495

Geographical location
Japan	111,898	356,997	336,295	188,196	2,626	7,059	3,566
The Americas	0	0	0	0	0	0	0
Other	0	0	0	24,337	0	0	7,929

Total revenues from contracts with customers	111,898	356,997	336,295	212,533	2,626	7,059	11,495

Other revenues *	317,999	61,739	40,027	3,237	496,861	77,715	43,170

Segment revenues/Total revenues	¥429,897	¥418,736	¥376,322	¥215,770	¥499,487	¥84,774	¥54,665

F-16
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2023
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥2,023	¥0	¥1,698	¥297,635	¥2,266	¥299,901
Real estate sales	11	0	0	92,668	0	92,668
Asset management and servicing	22,900	207,679	9	239,483	(251)	239,232
Automobile related services	0	0	18,763	82,425	3	82,428
Facilities operation	0	0	0	55,231	1,000	56,231
Environment and energy services	1,433	0	0	211,617	(1,968)	209,649
Real estate management and brokerage	0	0	0	100,137	(1,544)	98,593
Real estate contract work	0	0	0	120,614	(235)	120,379
Other	6,649	150	1,633	102,041	2,243	104,284

Total revenues from contracts with customers	33,016	207,829	22,103	1,301,851	1,514	1,303,365

Geographical location
Japan	0	0	0	1,006,637	2,737	1,009,374
The Americas	33,016	73,820	0	106,836	0	106,836
Other	0	134,009	22,103	188,378	(1,223)	187,155

Total revenues from contracts with customers	33,016	207,829	22,103	1,301,851	1,514	1,303,365

Other revenues *	152,873	(537)	166,329	1,359,413	881	1,360,294

Segment revenues/Total revenues	¥185,889	¥207,292	¥188,432	¥2,661,264	¥2,395	¥2,663,659

F-16
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2024
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥3,934	¥3,536	¥249,085	¥3,771	¥0	¥0	¥97
Real estate sales	0	107,477	0	0	0	0	0
Asset management and servicing	318	9,662	0	(6)	0	615	53
Automobile related services	65,942	0	0	239	0	0	0
Facilities operation	0	74,989	0	0	0	0	0
Environment and energy services	2,958	41	83	155,838	0	0	0
Real estate management and brokerage	0	101,229	0	0	0	0	0
Real estate contract work	0	104,875	47,233	0	0	0	0
Other	40,882	1,482	33,371	770	2,036	6,706	9,328

Total revenues from contracts with customers	114,034	403,291	329,772	160,612	2,036	7,321	9,478

Geographical location
Japan	114,034	403,291	329,772	129,791	2,036	7,321	3,899
The Americas	0	0	0	0	0	0	0
Other	0	0	0	30,821	0	0	5,579

Total revenues from contracts with customers	114,034	403,291	329,772	160,612	2,036	7,321	9,478

Other revenues *	330,925	68,401	49,396	4,986	561,833	81,253	55,713

Segment revenues/Total revenues	¥444,959	¥471,692	¥379,168	¥165,598	¥563,869	¥88,574	¥65,191

F-16
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2024
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥555	¥0	¥425	¥261,403	¥4,987	¥266,390
Real estate sales	47	0	0	107,524	0	107,524
Asset management and servicing	20,157	213,908	44	244,751	(243)	244,508
Automobile related services	0	0	22,141	88,322	3	88,325
Facilities operation	0	0	0	74,989	1,098	76,087
Environment and energy services	637	0	0	159,557	(1,482)	158,075
Real estate management and brokerage	0	0	0	101,229	(1,386)	99,843
Real estate contract work	0	0	0	152,108	(86)	152,022
Other	5,739	123	1,285	101,722	5,469	107,191

Total revenues from contracts with customers	27,135	214,031	23,895	1,291,605	8,360	1,299,965

Geographical location
Japan	0	0	0	990,144	9,145	999,289
The Americas	27,135	81,672	0	108,807	0	108,807
Other	0	132,359	23,895	192,654	(785)	191,869

Total revenues from contracts with customers	27,135	214,031	23,895	1,291,605	8,360	1,299,965

Other revenues *	146,291	13,120	201,398	1,513,316	1,080	1,514,396

Segment revenues/Total revenues	¥173,426	¥227,151	¥225,293	¥2,804,921	¥9,440	¥2,814,361

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

33. Subsequent Events
On May 8, 2024, the Company’s Board of Directors has passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares for capital efficiency and shareholder returns, pursuant to Articles 34 of the Articles of Incorporation, which is in accordance with Article 459, Paragraph 1 Companies Act.
Details of Share Repurchase

•	Class of shares to be repurchased: Common shares

•	Total number of shares: Up to 40,000,000 shares (approximately 3.5% of the total outstanding shares (excluding treasury shares))

•	Total purchase price of shares to be repurchased: Up to 50 billion yen

•	Repurchase period: From May 15, 2024 to March 31, 2025

•	Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

F-1
68

Schedule II.—Valuation and Qualifying Accounts and Reserves
ORIX Corporation and Subsidiaries

	Millions of yen
	Year Ended March 31, 2022
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥252	¥0	¥2,781	¥(187)	¥4	¥2,850

Total	¥252	¥0	¥2,781	¥(187)	¥4	¥2,850

	Millions of yen
	Year Ended March 31, 2023
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥2,850	¥0	¥0	¥(2,373)	¥3	¥480

Total	¥2,850	¥0	¥0	¥(2,373)	¥3	¥480

	Millions of yen
	Year Ended March 31, 2024
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥0	¥0	¥23	¥0	¥0	¥23
Severance and other benefits to terminated employees	¥480	¥0	¥122	¥(480)	¥0	¥122

Total	¥480	¥0	¥145	¥(480)	¥0	¥145

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets:
Valuation allowance
Year ended March 31, 2022	¥21,560	¥1,403	¥13,414	¥(2,445)	¥1,223	¥35,155
Year ended March 31, 2023	¥35,155	¥143	¥4,123	¥(2,814)	¥680	¥37,287
Year ended March 31, 2024	¥37,287	¥0	¥12,714	¥(12,233)	¥1,278	¥39,046

*1
The amount of deduction includes benefits recognized in
income tax expense
, expiration of loss carryforwards and sales of subsidiaries. The amounts of benefits recognized in earnings due to the utilization of net operation loss carry forwards
were ¥1,742 million in fiscal 2022, ¥1,465 million in fiscal 2023 and ¥3,660 million in fiscal 2024.

*2	The amount of other includes mainly translation adjustment.

F-1
69