Form 20-F
period 2025-03-31
ORIX CORP
filed 2025-06-24
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Tomoyuki Amano
World Trade Center Building,
SOUTH TOWER
,
2-4-1
Hamamatsu-cho
,
Minato-ku
Tokyo
105-5135,
Japan
Telephone:
+81-3-6777-3380
Facsimile:
+81-3-6777-4104
(Name, telephone,
e-mail
and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

	Title of each class	Trading Symbols(s)	Name of each exchange on which registered
(1)	American depository shares (the “ADSs”), each of which represents one share	IX	New York Stock Exchange
(2)	Common stock without par value (the “Shares”)*
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of March 31, 2025, 1,162,962,244
Shares were outstanding, including Shares that were represented by 25,447,942 ADSs.

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2025 is referred to throughout this annual report as “fiscal 2025,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

	Year ended March 31,
	2021	2022	2023	2024	2025

	(Millions of yen)
Income statement data*[1]:
Total revenues	¥2,292,357	¥2,508,043	¥2,663,659	¥2,814,361	¥2,874,821
Total expenses	2,033,884	2,215,160	2,327,736	2,453,648	2,542,995
Operating income	258,473	292,883	335,923	360,713	331,826
Equity in Net Income of Equity method investments	822	24,565	22,081	36,774	57,182
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	23,300	191,999	33,000	72,488	87,705
Bargain purchase gain	4,966	0	1,174	0	3,750
Income before income taxes	287,561	509,447	392,178	469,975	480,463
Net Income	196,814	322,853	296,933	338,587	351,635
Net income (loss) attributable to the noncontrolling interests	4,453	5,477	6,561	(7,682)	(389)
Net income (loss) attributable to the redeemable noncontrolling interests	(23)	0	32	137	394
Net income attributable to ORIX Corporation shareholders	192,384	317,376	290,340	346,132	351,630

	As of March 31,
	2021	2022	2023	2024	2025

	(Millions of yen, except number of shares)
Balance sheet data*[1]:
Net Investment in Leases*[2]	¥1,029,518	¥1,057,973	¥1,087,563	¥1,155,023	¥1,167,380
Installment Loans*[2]	3,705,660	3,899,503	3,905,026	3,958,814	4,081,019
Allowance for Credit Losses	(79,995)	(71,415)	(65,373)	(58,110)	(56,769)
Investment in Operating Leases	1,408,189	1,463,202	1,537,178	1,868,574	1,967,178
Investment in Securities	2,578,023	2,761,698	2,852,378	3,263,079	3,234,547
Property under Facility Operations	491,855	561,846	620,994	689,573	771,851
Others	4,429,832	4,607,877	5,351,619	5,445,147	5,701,045

Total Assets	¥13,563,082	¥14,280,684	¥15,289,385	¥16,322,100	¥16,866,251

Short-term Debt, Long-term Debt and Deposits	¥7,041,887	¥7,142,843	¥7,964,864	¥8,446,306	¥8,732,610
Policy Liabilities and Policy Account Balances	1,822,422	1,912,698	1,832,057	1,892,510	1,948,047
Common Stock	221,111	221,111	221,111	221,111	221,111
Additional Paid-in Capital	259,361	260,479	233,169	233,457	234,193
ORIX Corporation Shareholders’ Equity	3,028,456	3,304,196	3,543,607	3,941,466	4,089,782
Number of Issued Shares	1,285,724,480	1,258,277,087	1,234,849,342	1,214,961,054	1,162,962,244
Number of Outstanding Shares*[3]	1,217,338,316	1,193,399,778	1,170,305,869	1,151,485,206	1,136,289,549

	As of and for the Year Ended March 31,
	2021	2022	2023	2024	2025

	(Yen and dollars, except ratios and number of employees)
Key ratios (%)*[4]:
Return on ORIX Corporation shareholders’ equity (“ROE”)	6.4	10.0	8.5	9.2	8.8
Return on assets (“ROA”)	1.44	2.28	1.96	2.19	2.12
ORIX Corporation shareholders’ equity ratio	22.3	23.1	23.2	24.1	24.2
Allowance for credit losses/net investment in leases and installment loans	1.7	1.4	1.3	1.1	1.1

Per share data and employees:
ORIX Corporation shareholders’ equity per share*[5]	¥2,487.77	¥2,768.72	¥3,027.93	¥3,422.94	¥3,599.24
Basic earnings per share for net income attributable to ORIX Corporation shareholders	155.54	263.72	245.98	298.55	307.74
Diluted earnings per share for net income attributable to ORIX Corporation shareholders	155.39	263.42	245.65	298.05	307.16
Dividends applicable to fiscal year per share	78.00	85.60	85.60	98.60	120.01
Dividends applicable to fiscal year per share*[6]	$0.73	$0.70	$0.62	$0.66	$0.82
Number of employees	33,153	32,235	34,737	33,807	33,982

*1

Accounting Standards Update 2018-12 (“Targeted Improvements to the Accounting for Long-Duration Contracts”—ASC 944 (“Financial Services—Insurance”)) (hereinafter, “LDTI”) has been adopted since April 1, 2023, with the transition date of April 1, 2021, using the modified retrospective transition approach. For further information, see Note 1 of “Item 18. Financial Statements.”

*2

The sum of net investment in leases and installment loans considered non-performing amounted to ¥107,771 million, ¥106,182 million, ¥98,851 million, ¥109,381 million and ¥163,322 million as of March 31, 2021, 2022, 2023, 2024 and 2025, respectively. These sums included: (i) net investment in leases considered non-performing of ¥18,925 million, ¥19,224 million, ¥16,841 million, ¥20,805 million and ¥21,820 million as of March 31, 2021, 2022, 2023, 2024 and 2025, respectively, (ii) non-performing installment loans not individually assessed for credit losses of ¥28,181 million, ¥34,479 million, ¥33,706 million, ¥34,154 million and ¥79,069 million as of March 31, 2021, 2022, 2023, 2024 and 2025, respectively, and (iii) non-performing installment loans individually assessed for credit losses of ¥60,665 million, ¥52,479 million, ¥48,304 million ¥54,422 million and ¥62,433 million as of March 31,

2021, 2022, 2023 2024 and 2025, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2025 Compared to Year Ended March 31, 2024—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

*3

The Company’s shares held through the Board Incentive Plan Trust, which was established in July 2014 to provide shares at the time of retirement as compensation, are included in the number of treasury stock and excluded from the number of outstanding shares. The Board Incentive Plan Trust held 2,154,248 shares, 1,963,282 shares, 2,800,866 shares, 2,727,686 shares and 3,413,000 shares as of March 31, 2021, 2022, 2023, 2024 and 2025, respectively.

*4

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

*5	ORIX Corporation shareholders’ equity per share is the amount derived by dividing ORIX Corporation shareholders’ equity by the number of outstanding shares.
*6

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

We conduct business operations in Japan and other areas of Asia, as well as in the Americas, Europe, and Australia. Our business is affected by general geopolitical, economic and financial conditions in these countries and regions. These conditions are affected by various factors including, for example, wars and riots, changes in fiscal and monetary policies, trade frictions, and disputes over technology among major trading partners, including the United States and China. Fluctuations or shifts in commodity market prices, increases in raw material and construction costs, drops in consumer demand, trade disputes, or unstable political social or economic conditions in these countries and regions could also adversely affect our business activities, financial condition and results of operations. While we do not anticipate that the political, regulatory and economic uncertainty linked to the second Trump presidency as well as the ongoing Russia-Ukraine and Israel-Hamas conflicts will have a significant impact on our financial performance at this stage, the consequences of these events remain uncertain and any long-term or indirect impact on our business is difficult to predict.

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

Major physical risks of climate change may arise in connection with specific weather events or the gradual deterioration of environmental conditions. Potential impacts include business suspension and increased costs for preventive measures or repairs due to damage to operating facilities and offices, higher operating and construction expenses caused by rising temperatures, increased credit costs resulting from damage to customers, and impairment of asset value due to damage to investees.

Major transition risks may arise due to changes in climate change policies, tightening of environmental regulations or technological innovation. Potential impacts include business suspension, loss of asset value, stranded assets due to more stringent regulations, higher costs associated with carbon emissions, higher credit costs due to deterioration in customer performance, and decreased corporate value of high GHG (CO2) -emitting investees.

ORIX announced its support for the Task Force on Climate-related Financial Disclosures (“TCFD”) in October 2020, with the aim of enhancing corporate value through the assessment and disclosure of the risks and opportunities posed by climate change. ORIX is working to expand its information disclosure in line with the TCFD framework’s four themes involving governance, strategy, risk management, and metrics and goals. With regards to its ESG-related material issues and key sustainability goals, ORIX has announced that it will reduce GHG emissions, and reduce its exposure to business sectors with high environmental risks. While ORIX Group intends to maintain its commitment to ESG-related material issues, developments in political, economic, technological, social and market environments or other factors, much of which are outside of its control and subject to significant uncertainties, may affect its strategies or capability to achieve its ESG-related goals as planned, and there is no assurance that ORIX will achieve its key goals in the specified time frames or otherwise. Moreover, these risks or a failure to achieve these goals could adversely affect ORIX’s business and operating results and significantly impact ORIX’s mid- and long-term initiatives.

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

3. Business Risk

We define business risk as the uncertainty of recovery of investments caused by the negative performance of our businesses or investees, variability in market prices for the types of products or services we offer or the potential degradation or obsolescence of the products or services we offer or a decline in their quality.

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

5. Liquidity Risk

Our primary sources of financing include: borrowings from banks and other institutional lenders, funding from capital markets (such as through issuances of bonds, medium-term notes or commercial paper (“CP”), securitization of loans receivables and other assets) and deposits. Such sources include a significant amount of short-term debt, such as CP and other short-term borrowings from various institutional lenders and the portion of our long-term debt maturing in the current fiscal year. Some of our committed credit lines require us to comply with financial covenants.

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

(2) The impact of cybersecurity attacks or breaches on our information systems and our business generally

We utilize information systems for managing customer information and financial transactions and for business operations, and in using these diverse information systems, the Company is connected via external networks to organizations within the Group, as well as to employees working remotely from home and subcontractors. Cyber attacks on these information systems or information networks, or other forms of cyber-terrorism could have adverse effects on our operations, by causing, for example, the suspension of certain products or services we provide to our customers or other interruptions of our business activities. In addition to direct impacts of an attack on a given information system, an attack may also result in widespread impacts throughout the network.

Cybersecurity risks and the frequency and sophistication of cyber attacks have significantly increased in recent years. In particular, geopolitical tensions, including those resulting from the Russia-Ukraine and Israel-Hamas conflicts, may also increase the risk of cyber attacks, including cyber attacks by state actors or others in retaliation against the sanctions imposed by the international community, as well as cyber attacks by other actors seeking to take advantage of the ongoing conflict. In addition, we also face indirect cybersecurity risks relating to our customers and other third parties, including counterparties in the financial services industry. For example, vulnerabilities in third-party technology systems may increase the risk that our information systems are exposed to cyber attacks. This may result in significant costs to restore business operations, or regulatory sanctions for violations of relevant laws and regulations, or the potential for damages judgments.

As a result of the above, our business activities, financial condition and results of operations may be adversely affected.

(3) Impact of system failures

System shutdowns, malfunctions or failures, the mishandling of data or fraudulent acts by employees, vendors or other third parties, or inaccurate information resulting from the use of IT tools could have adverse effects on our operations, by causing, for example, delays in the receipt and payment of funds, disruptions to our financial transactions, the generation of errors in information used by our management for business decision-making and risk management evaluation and planning, the suspension of certain products or services we provide to our customers or other interruptions of our business activities. In such event, our liquidity could be adversely affected.

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

(4) If you hold fewer than 100 Shares, you will not have all the rights of shareholders with 100 or more Shares

One “unit” of our Shares is comprised of one hundred Shares. Each unit of the Shares has one vote. A holder who owns Shares other than in multiples of one hundred will own less than a whole unit (i.e., for the portion constituting of fewer than one hundred Shares.) The Companies Act imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote. Under the unit share system, a holder of Shares constituting less than a unit has the right to require ORIX to purchase its Shares and the right to require ORIX to sell it additional Shares to create a whole unit. However, a holder of ADRs is not permitted to withdraw underlying Shares representing less than one unit, which is equivalent to 100 ADSs, and, as a practical matter, is unable to require ORIX to purchase those underlying Shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any number of whole ADSs.

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

ORIX set up a number of specialized leasing companies to tap new market potential, starting with the establishment of Orient Auto Leasing Corporation (presently ORIX Auto Corporation) in 1973 and Orient Instrument Rentals Corporation (presently ORIX Rentec Corporation), Japan’s first electric measuring equipment rental company, in 1976. With the establishment of the credit company Family Consumer Credit Corporation (ORIX Credit Corporation (“ORIX Credit”), concentrating on card loans) in 1979, ORIX began to move into the retail market by offering financing services to individuals.

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

In March 2024, ORIX sold 66% of the shares of ORIX Credit to NTT DoCoMo, Inc. ORIX Credit changed its name to DOCOMO Finance, Inc. in April 2025.

STRATEGY

ORIX Group Purpose & Culture

The Company has established “ORIX Group Purpose & Culture” in 2023, which is the basis for our medium- to long-term business strategy and targeted management indicators. Our Purpose and Culture is the foundation on which to foster an enhanced sense of unity globally and build our corporate value further into the future. Our Purpose defines why ORIX Group exists in our world and is at the core of everything we do. Our Culture is a set of shared values that ORIX Group employees around the world live and champion to achieve our Purpose.

[Our Purpose]

Finding Paths. Making Impact.

We combine innovative thinking and diverse expertise to find pathways to impact in a world of change.

[Our Culture]

•	Find Power in Diversity

•	Find Adventure in Challenge

•	Find Opportunity in Change

Medium- to Long-term Business Strategy, “ORIX Group Growth Strategy”

In order to achieve the Purpose, after establishing the following three focus areas, we will bring about an impact on society through a business strategy that utilizes “Alternative Investment & Operations” and “Business Solutions”, two business models that ORIX has cultivated as its strengths over many years.

“PATHWAYS”: Find new pathways to impact in the future economy.

“GROWTH”: Support sustainable growth in a constantly changing world.

“IMPACT”: Deliver positive impact today for a planet with limited resources.

By combining the strengths of each segment and further strengthening collaborations in these areas, we will achieve business expansion with a sense of scale.

Target Performance Indicators

The Company positions ROE in addition to net income growth as its most important management indicators, and strives toward higher total shareholder return (TSR).

For stable shareholder returns, the Company will implement flexible stock buybacks while placing importance on ROE targets premised on continuing with a dividend distribution of “the higher value of a payout ratio of 39% or the result for the previous fiscal year” while maintaining financial soundness with an A equivalent credit rating.

Our performance indicators for each of the three fiscal years ended March 31, 2023, 2024 and 2025 are as follows.

			As of March 31,
			2023	2024	2025
Net income attributable to ORIX Corporation shareholders	(Millions of yen	)	¥290,340	¥346,132	¥351,630
ROE*[1]	(%)		8.5	9.2	8.8

*[1]	ROE is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances.

Operating Environment

During fiscal 2025, the global business environment was highly fluid due to the geopolitical tensions stemming from the Russia-Ukraine conflict and the Israel-Hamas conflict, global inflation, high energy prices, high interest rates in the United States and Europe, and economic recession in China. On the other hand, in Japan, financial markets gradually stabilized, accompanied by a recovery in economic activity, including inbound demand. In this environment, ORIX Group’s profits increased in segments such as PE Investment and Concessions, and Aircraft and Ships, while profits decreased in segments such as Environment and Energy and Asia and Australia.

In the future, we expect continued stabilization of financial markets in Japan, but we expect that some uncertainty in the economic environment will continue due to remaining geopolitical risks and U.S. trade policy, including risks relating to tariffs. Considering these circumstances, ORIX Group is mindful of changes in the business conditions of its clients and investments.

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

The Sustainability Committee is responsible for sustainability at the corporate level. The Sustainability Committee implements ESG-related material issues and key goals Group-wide. It formulates strategic approaches, KPIs, and action protocols, and the results of its deliberations are reported to and approved by the Board of Directors. The Group CEO serves as chairperson for the committee. Committee members include the Group COO, Deputy President Executive Officer, Responsible for Corporate Function Unit, Executive Officers and others appointed by the Group CEO, and the committee is configured flexibly so other stakeholders can participate as necessary depending on the topic/agenda. Roles of the Sustainability Committee include:

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

In our current Compensation Policy for Executive Officers (including those who concurrently serve as directors), the status of ESG initiatives has been added to the qualitative evaluation items for determining annual bonuses from the fiscal year ended March 31, 2022. In addition, progress of the key ESG-related goals for the ORIX Group has been added as a quantitative evaluation item for Executive Officers at the Managing Executive Officer level and above beginning in the fiscal year ended March 31,2024 (hereinafter, fiscal 2024). The objective is to have directors and officers set an example by considering the impact of the efforts of each division on the environment, economy, and society in conducting corporate initiatives from a mid- to long-term perspective.

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

Regarding supply chain management, to build a sustainable supply chain, ORIX works with its suppliers to establish firm and consistent compliance with laws and regulations related to occupational health and safety and environmental protection. In fiscal 2025, ORIX Auto Corporation, ORIX Real Estate Corporation, and ORIX Rentec Corporation worked on efforts such as organizing suppliers, risk analysis and evaluation, and establishing supplier action guidelines.

Regarding compliance and information security, we have established systems and internal regulations that cover the entire company, and we also conduct regular training for employees.

For employees, we conduct ORIX Group Employee Engagement Surveys. Results are used to identify trends in employee engagement and the degree to which the “ORIX Group Purpose & Culture” has penetrated the organization. Results are used to aid in organizational management of workplaces at ORIX Group companies and at ORIX Corporation. They are also utilized as a reference for deciding human resources measures for the ORIX Group or for verifying the effectiveness of current measures.

4. Metrics and Goals

In November 2021, we established certain key sustainability goals relating specifically to the ratio of outside directors, ratio of female directors, ratio of female management positions, reduction of GHG (CO2) emissions and reduction of investment and credit balance in GHG (CO2) emitting industries*, in order to link material issues to concrete actions. All key sustainability goals are subject to compliance with local law. For example, where diversity goals may be unlawful, the targets do not apply.

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

4 Metrics and Goals

ORIX’s Scope 1 and 2 GHG (CO2) emissions in fiscal 2024 were 1,129 thousand tons. Compared to the baseline emissions of 1,266 thousand tons in the fiscal year ended March 31, 2020, this was a decrease of 137 thousand tons (decrease of about 10.8%). Emissions from the two coal biomass co-fired power plants amounted to 796 thousand tons, accounting for 70.6% of the total. Currently, we are working to reduce CO2 emissions compared to coal-fired power plants of the same class by using approximately 35% biomass fuel for co-firing.

Addressing Human Capital

1. Strategy

(a)	ORIX Group’s Human Capital Management

ORIX Group has expanded outward from its core financial businesses into neighboring fields and has grown into a unique corporate group with a diversified business portfolio. We want to continue generating sustainable growth in an array of businesses, so we need to bring together diverse people with their own experience and skills and accelerate the fusion of knowledge that drives innovation. ORIX Group’s approach to human capital management has the three components: instilling our unique core values that underlie our actions; enhancing our core capabilities, which serve as our capacity for organizational innovation; and providing a workplace in which diverse human resources can play an active role. The objective of our approach is to create new businesses and increase the value of existing operations to generate sustainable business growth.

i.	Instill core values

We define the core values of human capital management as realizing sustainable business growth that befits ORIX with behaviors that are aligned with the three values defined in the ORIX Group Purpose & Culture.

Human Capital Management Goals for Behaviors Arising from The Three Values

Three Values	Behaviors
Find Power in Diversity	Share ideas and collaborate, explore different perspectives and transcend boundaries.
Find Adventure in Challenge	Strive for originality and identify opportunities and risks while seeking adventure in new challenges.
Find Opportunity in Change	Recognize trends from a big-picture perspective, act promptly on signs of change, and find opportunities to evolve.

ii.	Enhance core capabilities

ORIX Group’s core capabilities are the unique organizational transformation capabilities that come from the expertise gained in growing a diverse business portfolio. We define ‘Multi-capability’ as the power to drive entire businesses from a management perspective, which emerges from the combination of the three core capabilities.

Our Core Capabilities

Business Design The ability to create new businesses and services	Generating new business opportunities by anticipating emerging market and customer demands helps ORIX Group grow.
Value Enhancement The ability to increase the value of businesses	Enhancing the quality of services and operations helps ORIX Group increase the value and profitability of existing businesses.
Risk Management The ability to identify and assess business risks	Accurately assessing business risks and returns helps ORIX Group make appropriate decisions for business growth.

iii.	Provide a workplace in which diverse human resources can play an active role

ORIX Group has created a series of valuable new businesses by bringing together diverse talent and engaging in ongoing discussions across organizational boundaries. Sustainable business growth requires a workplace in which diverse human resources can play an active role as the basis for instilling core values and enhancing core capabilities. We therefore accept people with diverse backgrounds and values, regardless of gender, nationality, or age, and are committed to maintaining a workplace in which employees can work in their own way with peace of mind

(b)	Specific Initiatives and Achievements

i.	Promoting Diversity, Equity & Inclusion

We promote various initiatives to support flexible working styles and ensure that employees feel motivated to work, fostering an inclusive and respectful environment for our diverse workforce. ORIX also focuses on recruiting mid-career employees and conducting overseas hiring for new graduates outside of Japan.

Creating a work environment where employees can work healthily and with peace of mind

In line with a policy of developing a wide range of options so that each employee can combine and utilize personnel systems according to their situation, we are promoting flexible working styles by establishing telecommuting systems, a super flextime system (flextime system without core working hours), an hourly paid leave system, satellite offices and well-equipped mobile work environments.

Women’s success in the workplace and creating an environment that supports work-life balance and shared parenting

Taking the lead in women’s active participation in the workplace from a very early stage, ORIX began recruiting female university graduates for comprehensive work positions in 1982 before the enforcement of Japan’s Equal Employment Opportunity Law in 1986. To enable individuals to build their careers regardless of gender and participate in decision-making processes, we offer mentoring programs with department heads at the managerial level and facilitate external exchanges through cross-industry study groups. Additionally, in our selective training programs, we ensure equal opportunities by striving to align the gender ratio of participants with that of our workforce. To create a pipeline for future female leaders, we visualize the pipeline in collaboration with business segment leaders and the HR department, promoting the appointment of qualified individuals to management roles and providing appropriate job assignments based on their motivation and abilities to support their career development.

In addition, as part of our efforts to support women’s success in the workplace, we offer work-life balance seminars in which couples can participate and promote childcare leave for men. We are also committed to creating an environment that supports dual-income and shared parenting. Furthermore, we are actively working to raise awareness among all employees about the importance of creating a workplace where diverse talent, including women, can thrive.

ii.	Human resource development and autonomous career development support

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

At the same time, ORIX supports the growth of employees by providing them with opportunities and an environment that enables them to make their own career choices by supplying practical information to help chart their mid- to long-term careers as well as opportunities to acquire skills in new fields. Specifically, through systems such as the internal intern program—where employees can work in a department of their choice for a designated period—and the career challenge program, which allows employees to directly appeal to a department to which they wish to transfer, ORIX allows employees to encounter and experience various work environments and jobs while remaining within the company. In addition to these, ORIX has established a career consultation service where employees can seek advice from qualified professionals both within and outside the company. These foster increased employee motivation, encourage active challenges, and support autonomous career development. Furthermore, the “Self-application system,” which allows employees to directly state to the human resources department where they wish to transfer, is available for all employees once a year, and is used by employees as a great opportunity to think about their own careers.

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

As of the end of March 2025, the ratio of female managers in the ORIX Group was 33.2% for ORIX on a non-consolidated basis and 28.8% for 9 Group companies in Japan.

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

PROFILE OF BUSINESS BY SEGMENT

For a discussion of the basis for the breakdown of segments, see Note 32 of “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for fiscal 2023, 2024 and 2025.

Since April 1, 2023, segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for fiscal 2023 has been retrospectively reclassified.

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. As a result, segment data for fiscal 2023 and 2024 have been retrospectively reclassified.

	Years ended March 31,
	2023	2024	2025

	(Millions of yen)
Corporate Financial Services and Maintenance Leasing	¥76,739	¥83,244	¥90,329
Real Estate	52,532	67,055	70,541
PE Investment and Concession	3,159	43,967	98,872
Environment and Energy	37,173	38,072	(4,923)
Insurance	63,344	70,826	74,399
Banking and Credit	38,127	97,353	29,291
Aircraft and Ships	30,486	44,366	67,420
ORIX USA	58,608	27,931	39,915
ORIX Europe	44,486	41,638	44,373
Asia and Australia	43,856	47,069	34,451

Total segment profits	448,510	561,521	544,668

Difference between segment total and consolidated amounts	(56,332)	(91,546)	(64,205)

Total Consolidated Amounts	¥392,178	¥469,975	¥480,463

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

Corporate Financial Services and Maintenance Leasing

This segment consists of finance and fee business; leasing and rental of automobiles, electronic measuring instruments, and ICT-related equipment.

In corporate financial services, we are engaged in financial businesses with a focus on profitability, and fee businesses by providing life insurance and real estate brokerage products and services to domestic small and medium-sized enterprise customers, as well as business succession support and M&A broking. In the automobile-related businesses, we possess an industry-leading number of fleets and provide one-stop access to a full range of automobile services. In the rental business operated by ORIX Rentec Corporation, we are not only providing electronic measuring instruments and ICT-related equipment lending, but we are also developing new services relating to robots, 3D printing, etc.

Real Estate

This segment consists of real estate development, rental and management, facility operation, and real estate asset management.

We are promoting portfolio rebalancing by taking advantage of favorable market conditions, while also making carefully selected investments in real estate projects based on thorough assessments of profitability and risk, in light of rising construction costs and other external factors. To stabilize our earnings base, we are developing businesses that are less susceptible to real estate market fluctuations, such as asset management, housing-related businesses focused on residential condominium development, and the operation of hotels and Japanese inns. From an operational perspective, we are working to strengthen the entire value chain by improving efficiency and service quality, including the use of digital transformation.

PE Investment and Concession

This segment consists of private equity investment and concession.

In the private equity business, we aim to enhance the corporate value of investees and to earn sustainable gains on sales through rebalancing our portfolio. We are expanding investments in our focus industries and, in addition to rollups starting from existing investees, we seek to capture investment opportunities arising from business succession needs due to the absence of a successor, as well as carve-outs and take-private transactions as part of corporate restructurings. We also seek diversified investment methods. In the concession business, we aim to strengthen our operations in the three airports in Kansai (Kansai International Airport, Osaka International Airport and Kobe Airport), and proactively engage in the operation of public infrastructures other than airports.

Environment and Energy

This segment consists of domestic and overseas renewable energy, electric power retailing, ESCO services, sales of solar panels, and recycling and waste management.

We aim to increase services revenue as a comprehensive energy service provider by promoting our renewable energy business and electric power retailing business. In our solar power generation business, we have owned and operated one of the largest solar power capacities in total in Japan. We intend to accelerate our renewable energy business overseas by utilizing the expertise we have gained in the domestic market. In the recycling and waste management business, we are making new investments in facilities with the aim of further expansion of business. We are accelerating the restructuring of our business portfolio through capital recycling.

Insurance

This segment consists of life insurance.

In the life insurance business, we sell life insurance through agents, banks and other financial institutions, face-to-face sales through our own consulting services, and online sales. With a core policy in product development to promptly provide products that meet the diverse and evolving needs of our customers, we constantly expand the product lineup and aim to increase corporate value. In addition, we are improving investment returns by expanding investments in high-yield assets, including alternative assets, and by flexibly reallocating our investment portfolio.

Banking and Credit

This segment consists of banking and consumer finance.

In the banking business, we aim to improve profitability by expanding the scope of our merchant banking operations in addition to the origination of real estate investment loans, which remains the core of our banking business. In the consumer finance business, we aim to enhance our personal financial services by forming joint ventures with companies that have a strong customer and business base.

Aircraft and Ships

This segment consists of aircraft investment and management, and ship-related finance and investment, maritime asset management and ship brokerage.

In the aircraft-related business, we are focusing on a wide range of profit opportunities, including operating leases of owned aircraft, sale of aircraft to investors, and asset management services for aircraft owned by domestic and overseas investors. We aim for medium- and long-term growth by further enhancing our presence in the global aircraft-leasing market through various initiatives, including mutually complementary relationships with Avolon. In the ship-related business, we are promoting asset replacement based on market conditions, expanding fee income by arranging investments in ships for domestic corporate investors, and pursuing business expansion in terms of scale and scope through strategic acquisitions.

ORIX USA

This segment consists of finance, investment, and asset management in the Americas.

ORIX Corporation USA is strategically expanding its business domains and developing a diverse range of businesses, including corporate finance, bond investment, real estate finance, and private equity investment. In addition, by managing third-party off-balance sheet assets, we are working to appropriately control asset size and secure stable fee income, while aiming to improve capital efficiency and achieve sustainable profit growth.

ORIX Europe

This segment consists of asset management of global equity and fixed income.

In this segment we are engaged in the asset management business through investments in stocks, bonds, etc. In addition to the focus on expanding the existing businesses by leveraging our expertise as a pioneer in sustainable investment, we are working to increase assets under management and enhance profitability through initiatives such as broadening our lineup of active ETFs and offering white-label products. We are also engaged in capturing a wide range of business opportunities including M&A as the strategic business location of ORIX Group in Europe.

Asia and Australia

This segment consists of finance and investment businesses in Asia and Australia.

Our overseas subsidiaries are primarily engaged in financial services such as leasing and lending across Asian countries and Australia and also invest in private equity in Asian countries, particularly in China. We will further enhance the functions of our overseas subsidiaries and further invest in targeted markets in order to expand our business with an emphasis on profitability.

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

The following table shows the book values of the primary facilities we own, which include three office buildings and a hotel.

	As of March 31, 2025
	Book Value*[1]	Land Space*[2]
	(Millions of yen)	(Thousands of m²)
Office building (Tachikawa, Tokyo)	¥8,048	2
Office building (Shiba, Minato-ku, Tokyo)	30,800	2
Office building (Osaka, Osaka)	9,108	2
Hotel (Beppu, Oita)*[3]	52,770	166

*[1]	Right-of-use assets (hereinafter, “ROU assets”) are included in the book value.
*[2]	Land space is provided only for those facilities where we own the land.
*[3]	Book value of hotel (Beppu, Oita) includes advances for property under facility operations of ¥3 million.

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥191,957 million as of March 31, 2025.

As of March 31, 2025, the acquisition cost of equipment we held for operating leases amounted to ¥2,795,246 million, consisting of ¥1,912,604 million of transportation equipment, ¥436,122 million of measuring and information-related equipment, ¥364,004 million of real estate and ¥82,516 million of others, before accumulated depreciation. Accumulated depreciation on equipment held for operating leases was ¥946,341 million. We also recognized ¥73,518 million of ROU assets of operating leases, ¥46,248 million of accrued rental receivables and ¥(1,493) million of allowance for doubtful receivables on operating leases as of the same date.

As of March 31, 2025, we have no plans for construction of significant new office facilities, property under facility operations and operating lease equipment and property.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

Our business does not materially depend on the supply of raw materials.

PATENTS, LICENSES AND CONTRACTS

Our business and profitability are not materially dependent on any patents or licenses, industrial, commercial or financial contracts, or new manufacturing processes.

BUSINESS REGULATION

ORIX and its group companies in Japan are incorporated under, and our corporate activities are primarily governed by, the Companies Act and other Japanese laws. However, because certain of ORIX’s group companies are organized in jurisdictions other than Japan, and ORIX and its group companies are involved in diverse businesses, joint ventures and acquisitions in overseas jurisdictions, including in the United States, Europe, Asia and Oceania, we are subject to various laws and regulations in each jurisdiction in which they are organized or operate, including, but not limited to, regulations relating to corporate governance, business and investment approvals, competition, anti-corruption, anti-money laundering and terrorism financing, consumer and business taxation, foreign exchange controls, intellectual property and personal information protection. In recent years, there has been an increasing number of laws and regulations on competition, anti-corruption, anti-money laundering and terrorism financing, and personal data protection that can apply directly to business activities taking place outside of the jurisdiction that enacted such law or regulation (extraterritorial application). Given the need for ORIX and its group companies to deal with the laws and regulations of multiple countries on each legal topic, there has been a tendency for costs to increase as a result of the increasing number of laws and regulations that need to be assessed. In addition, there is an increasing number of cases where significant fines and penalties have been imposed for violations of such laws and regulations. For example, fines for violations of the European Union’s General Data Protection Regulation can be up to 4% of total global turnover and fines for violations of the U.S. Foreign Corrupt Practices Act can be up to twice the benefit sought, in addition to penalties such as disgorgement of profits and prejudgment interest.

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

Certain businesses conducted by ORIX and our group companies are governed by the Financial Instruments and Exchange Act. The act was established to regulate activities such as the issuance, sale and purchase of stocks and other securities in order to protect investors and facilitate finance, and requires that any person conducting such activities register with the Prime Minister as a “financial instruments traders.” Financial instruments traders are divided among four classifications depending on the type of business: (1) Type I Financial Instruments Business (2) Type II Financial Instruments Business, (3) Investment Management Business, and (4) Investment Advisory and Agency Business, and companies in the Corporate Financial Services and Maintenance Leasing segment conducting such activities are registered with the Prime Minister as Type II Financial Instruments Business. Registered financial instruments traders are obligated to establish an internal management system to ensure compliance with relevant laws and regulations and appropriate management of its business, as well as to provide and deliver material information and explain risks to their customers. The relevant supervisory authority, the FSA, monitors registered financial instruments traders and has the power to order improvement of a business, or suspension of a part or the whole of a business, or to revoke the registration of such a trader that has violated the law, depending on the severity of the violation:

While the ORIX Group includes a life insurance company engaged in the insurance business, ORIX and certain of our group companies are also separately registered with the Prime Minister as insurance agencies for life insurance and/or non-life insurance and are subject to Insurance Business Act. As insurance agencies, the companies are obligated to establish certain systems and provide and deliver material information and explain risks to their customers. In the event an insurance agency violates such obligations, the FSA has the power to order improvement of a business, or suspension of a part or the whole of a business, or to revoke the registration of the insurance agency that has violated the law, depending on the severity of the violation. For information on regulations applicable to our insurance business other than our insurance agencies, see “—5. Insurance” below.

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

ORIX’s wholly owned subsidiaries ORIX Asset Management Corporation (“OAM”) and ORIX Real Estate Investment Advisors Corporation (“ORIA”) are each registered with the Prime Minister under the Financial Instruments and Exchange Act as an investment manager and regulated by the FSA. ORIA is also registered to engage in the Type II Financial Instruments Business and the Investment Advisory and Agency Business. Under the Financial Instruments and Exchange Act, any entity possessing voting rights in an investment manager at or above a specified threshold is considered a major shareholder and must report its shareholding to the Prime Minister. ORIX has filed such report as a major shareholder of OAM and ORIA.

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

Dutch-regulated subsidiaries of OCE are subject to European financial supervisory regulation, including, amongst others and as the case may be, the Alternative Investment Fund Managers Directive, the Undertakings for Collective Investment in Transferable Securities (“UCITS”) Directive, the Markets in Financial Instruments Directive, the European Market Infrastructure Regulation, the Market Abuse Regulation, the 5th Anti-Money Laundering Directive, the Benchmark Regulation, the Securities Financing Transactions Regulation and the Shareholder Rights Directive II. A Swiss regulated subsidiary of OCE is subject to the Swiss equivalent of these financial supervisory regulations (such as the Federal Act on Collective Investment Schemes, the Federal Ordinance on Collective Investment Schemes, the FINMA Collective Investment Schemes Ordinance, the Financial Services Act, the Financial Institutions Act, the Anti-Money Laundering Act, the Anti-Money Laundering Ordinance, the FINMA Anti-Money Laundering Ordinance). UK-regulated subsidiaries of OCE are subject to the UK Financial Conduct Authority (“FCA”) Conduct of Business Sourcebook. U.S.-regulated subsidiaries of OCE are subject to regulation, primarily at the federal level, by, as the case may be, the SEC, Department of Labor, Federal Reserve, Office of the Comptroller of the Currency, FINRA, National Futures Association (“NFA”), Department of Justice, Commodity Futures Trading Commission (“CFTC”) and New Hampshire Banking Department (“NHBD”), as well as being subject to the Advisers Act.

Robeco Institutional Asset Management B.V. (“RIAM”), a subsidiary of OCE and part of the Robeco group, is registered as an alternative investment fund manager (“AIFM”) and fund manager of UCITS in the Netherlands and regulated by the Dutch Authority for the Financial Markets (“AFM”) and the Dutch Central Bank (“DNB”). RIAM is also licensed and registered with regulators in other jurisdictions, including those in Canada, China, India, Korea and Singapore. Furthermore, RIAM has branches and representative offices worldwide, including in Dubai, Germany, Spain and Italy, each of which either benefits from RIAM’s European passport or is subject to regulatory supervision by local regulators.

Certain other subsidiaries of OCE located across Europe, the United States and Asia that are affiliated with the Robeco group are registered, licensed or approved, as the case may be, by regulators in the jurisdictions in which they operate and subject to local regulations regarding their businesses. Such regulators include the Swiss Financial Market Supervisory Authority (“FINMA”), AFM, FCA, SEC, Securities & Futures Commission of Hong Kong, Financial Services Commission of Korea (“FSC”), Australian Securities and Investments Commission, Asset Management Association of China and Monetary Authority of Singapore.

Transtrend B.V., a wholly owned subsidiary of OCE that offers asset management and commodity trading advisory services, is registered as an AIFM in the Netherlands and regulated by the AFM and DNB. Transtrend is also registered with the NFA, regulated by the CFTC and licensed by the China Securities Regulatory Commission.

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

Gravis Capital Management Ltd (“Gravis”), a subsidiary of OCE, is a UK asset manager and is authorized as a full-scope UK AIFM by the FCA. A subsidiary of Gravis is also authorized by the FCA.

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

Results Overview

In fiscal 2025, net income attributable to ORIX corporation shareholders increased 2% to ¥351.6 billion compared to fiscal 2024. For fiscal 2025, ROE was 8.8%.

Total segment profits in fiscal 2025 decreased 3% to ¥544.7 billion to compared to fiscal 2024 due to a decrease in segment profit in Environment and Energy, Banking and Credit, and Asia and Australia, offset by an increase in segment profit in Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Insurance, Aircraft and Ships, ORIX USA, and ORIX Europe. The summary of the main factors behind the consolidated business results for fiscal 2025 is included in “Item 5. Operating and Financial Review and Prospects—The Fiscal Year vs Last Fiscal Year” in this annual report.

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

As further described in “Item 4. Information on the Company,” after developing the Japanese leasing market in 1964, we extended the scope of our operations into various types of businesses which have become significant contributors to our consolidated operating results. Our initial leasing business has expanded into the provision of broader financial services, including direct lending to our lessees and other customers. Initial direct lending broadened into diversified finance such as real estate loans for consumers, loans secured by real estate, unsecured loans and non-recourse loans. Through our lending experience, we developed a loan servicing business and a loan securitization business. Through experience gained by our focus on real estate as collateral for loans, we also developed our real estate leasing, development and management operations.

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

Sales of goods and real estate consists of revenues from sales of real estate and various types of goods.

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

Services expense is directly associated with the sales and revenues separately reported within services income. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating Income.” We similarly view the provision for credit losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2025 Compared to Year Ended March 31, 2024” and “Year Ended March 31, 2024 Compared to Year Ended March 31, 2023.”

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

YEAR ENDED MARCH 31, 2025 COMPARED TO YEAR ENDED MARCH 31, 2024

Performance Summary

Financial Results

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except ratios, per Share data and percentages)
Total revenues	¥2,814,361	¥2,874,821	¥60,460	2
Total expenses	2,453,648	2,542,995	89,347	4
Income before Income Taxes	469,975	480,463	10,488	2
Net Income Attributable to ORIX Corporation Shareholders	346,132	351,630	5,498	2
Earnings per Share (Basic)	298.55	307.74	9.19	3
(Diluted)	298.05	307.16	9.11	3
ROE*1	9.2	8.8	(0.4)	—
ROA*2	2.19	2.12	(0.07)	—

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
*2	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.

Total revenues for fiscal 2025 increased 2% to ¥2,874,821 million compared to fiscal 2024 primarily due to increases in operating leases revenues and services income, partially offset by decreases in finance revenues, gains on investment securities and dividends and life insurance premiums and related investment income.

Total expenses for fiscal 2025 increased 4% to ¥2,542,995 million compared to fiscal 2024 primarily due to increases in costs of operating leases, services expense, other expense and write-downs of long-lived assets, partially offset by decreases in interest expense and life insurance costs.

Equity in net income of equity method investments for fiscal 2025 increased 55% to ¥57,182 million compared to fiscal 2024 and gains on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2025 increased 21% to ¥87,705 million compared to fiscal 2024.

Due to the above results, income before income taxes for fiscal 2025 increased 2% to ¥480,463 million compared to fiscal 2024 and net income attributable to ORIX Corporation shareholders increased 2% to ¥351,630 million compared to fiscal 2024.

Balance Sheet data

	As of March 31,				Change
	2024		2025		Amount		Percent (%)

	(Millions of yen except ratios, per share and percentages)
Total Assets	¥16,322,100		¥16,866,251		¥544,151		3
(Segment assets *2)	16,022,129		16,456,627		434,498		3
Total Liabilities	12,297,490		12,691,036		393,546		3
(Short-term and Long-term debt)	6,200,471		6,282,798		82,327		1
(Deposits)	2,245,835		2,449,812		203,977		9
ORIX Corporation Shareholders’ Equity	3,941,466		4,089,782		148,316		4
ORIX Corporation Shareholders’ Equity per share	3,422.94		3,599.24		176.30		5
ORIX Corporation Shareholders’ Equity ratio *1	24.1%		24.2%		0.1%		—
D/E ratio (Debt-to-equity ratio) (Short-term and Long-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	1.6	x	1.5	x	(0.1	) x	—

*1	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.
*2

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 have been retrospectively reclassified.

Total assets increased 3% to ¥16,866,251 million compared to the balance as of March 31, 2024 primarily due to increases in cash and cash equivalents, installment loans and other assets (mainly reinsurance recoverables), partially offset by decreases in restricted cash and office facilities. In addition, segment assets increased 3% to ¥16,456,627 million compared to the balance as of March 31, 2024.

Total liabilities increased 3% to ¥12,691,036 million compared to the balance as of March 31, 2024 primarily due to increases in deposits and long-term debt.

Shareholders’ equity increased 4% to ¥4,089,782 million compared to the balance as of March 31, 2024.

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

Financial information about the operating segments reported below is that which is available by segment and regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance. The chief operating decision maker evaluates segment performance based on the amount equivalent to income before income taxes attributable to ORIX Corporation shareholders. Therefore, net income attributable to noncontrolling interests, net income attributable to redeemable noncontrolling interests, and income tax expenses are not included in segment profit or loss.

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expense in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. As a result, segment data for fiscal 2024 has been retrospectively reclassified.

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 has been retrospectively reclassified.

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services and Maintenance Leasing	¥444,959	¥460,699	¥15,740	4
Real Estate	471,692	497,780	26,088	6
PE Investment and Concession	379,168	377,931	(1,237)	(0)
Environment and Energy	165,598	186,021	20,423	12
Insurance	563,869	518,363	(45,506)	(8)
Banking and Credit	88,574	63,304	(25,270)	(29)
Aircraft and Ships	65,191	119,592	54,401	83
ORIX USA	173,426	154,228	(19,198)	(11)
ORIX Europe	227,151	257,267	30,116	13
Asia and Australia	225,293	236,220	10,927	5

Segment Total	2,804,921	2,871,405	66,484	2

Difference between Segment Total and Consolidated Amounts	9,440	3,416	(6,024)	(64)

Consolidated Amounts	¥2,814,361	¥2,874,821	¥60,460	2

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services and Maintenance Leasing	¥83,244	¥90,329	¥7,085	9
Real Estate	67,055	70,541	3,486	5
PE Investment and Concession	43,967	98,872	54,905	125
Environment and Energy	38,072	(4,923)	(42,995)	—
Insurance	70,826	74,399	3,573	5
Banking and Credit	97,353	29,291	(68,062)	(70)
Aircraft and Ships	44,366	67,420	23,054	52
ORIX USA	27,931	39,915	11,984	43
ORIX Europe	41,638	44,373	2,735	7
Asia and Australia	47,069	34,451	(12,618)	(27)

Segment Total	561,521	544,668	(16,853)	(3)

Difference between Segment Total and Consolidated Amounts	(91,546)	(64,205)	27,341	—

Consolidated Amounts	¥469,975	¥480,463	¥10,488	2

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services and Maintenance Leasing	¥1,777,320	¥1,884,565	¥107,245	6
Real Estate	1,110,087	1,158,293	48,206	4
PE Investment and Concession	1,066,647	1,022,944	(43,703)	(4)
Environment and Energy	976,434	1,016,175	39,741	4
Insurance	2,921,927	3,009,234	87,307	3
Banking and Credit	2,934,217	3,144,571	210,354	7
Aircraft and Ships	1,169,641	1,231,973	62,332	5
ORIX USA	1,694,484	1,593,939	(100,545)	(6)
ORIX Europe	662,139	669,306	7,167	1
Asia and Australia	1,709,233	1,725,627	16,394	1

Segment Total	16,022,129	16,456,627	434,498	3

Difference between Segment Total and Consolidated Amounts	299,971	409,624	109,653	37

Consolidated Amounts	¥16,322,100	¥16,866,251	¥544,151	3

Corporate Financial Services and Maintenance Leasing

Segment profits increased 9% to ¥90,329 million compared to fiscal 2024 primarily due to increases in gains on sales of subsidiaries and equity method investments and operating leases revenues.

Segment assets increased 6% to ¥1,884,565 million compared to the end of fiscal 2024 primarily due to increases in installment loans and investment in operating leases.

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥61,428	¥63,271	¥1,843	3
Gains on investment securities and dividends	2,626	2,647	21	1
Operating leases	266,871	282,433	15,562	6
Sales of goods and real estate	3,934	4,202	268	7
Services income	110,100	108,146	(1,954)	(2)

Total Segment Revenues	444,959	460,699	15,740	4

Interest expense	5,418	7,306	1,888	35
Costs of operating leases	192,850	201,286	8,436	4
Costs of goods and real estate sold	3,234	3,335	101	3
Services expense	58,896	57,372	(1,524)	(3)
Other (income) and expense	14,896	18,305	3,409	23
Selling, general and administrative expenses	88,621	89,599	978	1
Provision for credit losses, and write-downs of long-lived assets and securities	960	2,199	1,239	129

Total Segment Expenses	364,875	379,402	14,527	4

Equity in Net income (Loss) of equity method investments and others	3,160	9,032	5,872	186

Segment Profits	¥83,244	¥90,329	¥7,085	9

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥567,735	¥569,380	¥1,645	0
Installment loans	346,840	424,370	77,530	22
Investment in operating leases	535,655	557,625	21,970	4
Investment in securities	36,683	29,690	(6,993)	(19)
Property under facility operations	17,404	43,857	26,453	152
Inventories	928	433	(495)	(53)
Advances for finance lease and operating lease	3,400	6,177	2,777	82
Equity method investments	14,984	16,375	1,391	9
Advances for property under facility operations	0	143	143	—
Goodwill, intangible assets acquired in business combinations	28,693	25,268	(3,425)	(12)
Other assets	224,998	211,247	(13,751)	(6)

Total Segment Assets	¥1,777,320	¥1,884,565	¥107,245	6

Real Estate

Segment profits increased 5% to ¥70,541 million compared to fiscal 2024 primarily due to an increase in operating leases revenues, partially offset by a decrease in equity in net income (loss) of equity method investments.

Segment assets increased 4% to ¥1,158,293 million compared to the end of fiscal 2024 due to increases in equity method investments and trade notes, accounts and other receivable.

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥6,134	¥4,860	¥(1,274)	(21)
Gains on investment securities and dividends	857	1,282	425	50
Operating leases	50,205	61,321	11,116	22
Sales of goods and real estate	111,013	107,859	(3,154)	(3)
Services income	303,483	322,458	18,975	6

Total Segment Revenues	471,692	497,780	26,088	6

Interest expense	3,016	2,616	(400)	(13)
Costs of operating leases	24,972	24,167	(805)	(3)
Costs of goods and real estate sold	90,931	89,593	(1,338)	(1)
Services expense	248,195	264,952	16,757	7
Other (income) and expense	722	1,664	942	130
Selling, general and administrative expenses	41,542	43,405	1,863	4
Provision for credit losses, and write-downs of long-lived assets and securities	1,285	3,098	1,813	141

Total Segment Expenses	410,663	429,495	18,832	5

Equity in Net income (Loss) of equity method investments and others	6,026	2,256	(3,770)	(63)

Segment Profits	¥67,055	¥70,541	¥3,486	5

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥51,978	¥45,810	¥(6,168)	(12)
Installment loans	52	30	(22)	(42)
Investment in operating leases	278,191	311,377	33,186	12
Investment in securities	4,036	6,209	2,173	54
Property under facility operations	165,387	175,153	9,766	6
Inventories	174,990	182,652	7,662	4
Advances for finance lease and operating lease	114,649	78,044	(36,605)	(32)
Equity method investments	143,751	177,956	34,205	24
Advances for property under facility operations	8,183	7,401	(782)	(10)
Goodwill, intangible assets acquired in business combinations	52,898	50,801	(2,097)	(4)
Other assets	115,972	122,860	6,888	6

Total Segment Assets	¥1,110,087	¥1,158,293	¥48,206	4

PE Investment and Concession

Segment profits increased 125% to ¥98,872 million compared to fiscal 2024 primarily due to increases in equity in net income (loss) of equity method investments and gains on sales of subsidiaries and equity method investments resulting from the sale of investees.

Segment assets decreased 4% to ¥1,022,944 million compared to the end of fiscal 2024 primarily due to decreases in investment in securities and goodwill, intangible assets acquired in business combinations, partially offset by an increase in equity method investments.

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥6,679	¥12,140	¥5,461	82
Gains on investment securities and dividends	1,207	851	(356)	(29)
Operating leases	41,529	42,698	1,169	3
Sales of goods and real estate	249,085	252,969	3,884	2
Services income	80,668	69,273	(11,395)	(14)

Total Segment Revenues	379,168	377,931	(1,237)	(0)

Interest expense	2,978	3,833	855	29
Costs of operating leases	26,244	26,389	145	1
Costs of goods and real estate sold	168,404	173,652	5,248	3
Services expense	58,677	48,890	(9,787)	(17)
Other (income) and expense	(2,330)	10,622	12,952	—
Selling, general and administrative expenses	89,864	88,370	(1,494)	(2)
Provision for credit losses, and write-downs of long-lived assets and securities	366	1,743	1,377	376

Total Segment Expenses	344,203	353,499	9,296	3

Equity in Net income (Loss) of equity method investments and others	9,002	74,440	65,438	727

Segment Profits	¥43,967	¥98,872	¥54,905	125

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,238	¥1,640	¥402	32
Installment loans	115,629	124,411	8,782	8
Investment in operating leases	56,286	46,796	(9,490)	(17)
Investment in securities	36,729	6,117	(30,612)	(83)
Property under facility operations	41,416	53,832	12,416	30
Inventories	47,553	41,021	(6,532)	(14)
Advances for finance lease and operating lease	5	3	(2)	(40)
Equity method investments	118,310	148,274	29,964	25
Advances for property under facility operations	4,466	728	(3,738)	(84)
Goodwill, intangible assets acquired in business combinations	351,202	331,003	(20,199)	(6)
Other assets	293,813	269,119	(24,694)	(8)

Total Segment Assets	¥1,066,647	¥1,022,944	¥(43,703)	(4)

Environment and Energy

Segment profits decreased by ¥42,995 million to losses of ¥4,923 million compared to fiscal 2024 primarily due to an increase in write-downs of long-lived assets and a decrease in equity in net income (loss) of equity method investments and an increase in service expense, partially offset by an increase in gains on sales of subsidiaries and equity method investments.

Segment assets increased 4% to ¥1,016,175 million compared to the end of fiscal 2024 primarily due to increases in property under facility operations and advances for property under facility operations, partially offset by a decrease in equity method investments.

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥1,478	¥1,402	¥(76)	(5)
Gains on investment securities and dividends	1,784	3,128	1,344	75
Operating leases	79	79	0	—
Sales of goods and real estate	3,771	3,307	(464)	(12)
Services income	158,486	178,105	19,619	12

Total Segment Revenues	165,598	186,021	20,423	12

Interest expense	11,093	13,170	2,077	19
Costs of operating leases	18	18	0	—
Costs of goods and real estate sold	2,236	1,786	(450)	(20)
Services expense	110,106	136,118	26,012	24
Other (income) and expense	(4,633)	446	5,079	—
Selling, general and administrative expenses	18,670	22,582	3,912	21
Provision for credit losses, and write-downs of long-lived assets and securities	151	20,573	20,422	—

Total Segment Expenses	137,641	194,693	57,052	41

Equity in Net income (Loss) of equity method investments and others	10,115	3,749	(6,366)	(63)

Segment Profits	¥38,072	¥(4,923)	¥(42,995)	—

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥3,104	¥2,092	¥(1,012)	(33)
Installment loans	2,255	3,609	1,354	60
Investment in operating leases	250	237	(13)	(5)
Investment in securities	571	32,032	31,461	—
Property under facility operations	453,252	487,241	33,989	7
Inventories	2,463	2,551	88	4
Equity method investments	219,018	170,946	(48,072)	(22)
Advances for property under facility operations	44,962	70,081	25,119	56
Goodwill, intangible assets acquired in business combinations	121,174	120,743	(431)	(0)
Other assets	129,385	126,643	(2,742)	(2)

Total Segment Assets	¥976,434	¥1,016,175	¥39,741	4

Insurance

Segment profits increased 5% to ¥74,399 million compared to fiscal 2024 primarily due to a decrease in life insurance costs, partially offset by a decrease in life insurance premiums and related investment income.

Segment assets increased 3% to ¥3,009,234 million compared to the end of fiscal 2024 primarily due to an increase in reinsurance recoverables.

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥300	¥280	¥(20)	(7)
Life insurance premiums and related investment income	561,533	518,084	(43,449)	(8)
Services income	2,036	(1)	(2,037)	—

Total Segment Revenues	563,869	518,363	(45,506)	(8)

Interest expense	14	256	242	—
Life insurance costs	433,827	384,910	(48,917)	(11)
Other (income) and expense	98	(110)	(208)	—
Selling, general and administrative expenses	59,309	58,904	(405)	(1)
Provision for credit losses, and write-downs of long-lived assets and securities	(2)	4	6	—

Total Segment Expenses	493,246	443,964	(49,282)	(10)

Equity in Net income (Loss) of equity method investments and others	203	(0)	(203)	—

Segment Profits	¥70,826	¥74,399	¥3,573	5

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥11,792	¥12,805	¥1,013	9
Investment in operating leases	26,876	26,167	(709)	(3)
Investment in securities	2,236,495	2,234,453	(2,042)	(0)
Equity method investments	29,742	35,865	6,123	21
Goodwill, intangible assets acquired in business combinations	4,452	4,452	0	—
Other assets	612,570	695,492	82,922	14

Total Segment Assets	¥2,921,927	¥3,009,234	¥87,307	3

Banking and Credit

Segment profits decreased 70% to ¥29,291 million compared to fiscal 2024 primarily due to the absence of gains on sales of subsidiaries and equity method investments recorded in the fourth quarter of fiscal 2024 as a result of the partial sale of shares in ORIX Credit Corporation and a decrease in finance revenues following its transition to an equity method investee.

Segment assets increased 7% to ¥3,144,571 million compared to the end of fiscal 2024 primarily due to increases in installment loans and cash and cash equivalents.

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥80,653	¥60,290	¥(20,363)	(25)
Gains on investment securities and dividends	600	100	(500)	(83)
Services income	7,321	2,914	(4,407)	(60)

Total Segment Revenues	88,574	63,304	(25,270)	(29)

Interest expense	5,302	7,184	1,882	35
Services expense	6,254	7,590	1,336	21
Other (income) and expense	(306)	40	346	—
Selling, general and administrative expenses	32,886	20,822	(12,064)	(37)
Provision for credit losses, and write-downs of long-lived assets and securities	4,064	(176)	(4,240)	—

Total Segment Expenses	48,200	35,460	(12,740)	(26)

Equity in Net income (Loss) of equity method investments and others	56,979	1,447	(55,532)	(97)

Segment Profits	¥97,353	¥29,291	¥(68,062)	(70)

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,378,183	¥2,511,736	¥133,553	6
Investment in securities	311,237	305,441	(5,796)	(2)
Equity method investments	43,601	43,934	333	1
Other assets	201,196	283,460	82,264	41

Total Segment Assets	¥2,934,217	¥3,144,571	¥210,354	7

Aircraft and Ships

Segment profits increased 52% to ¥67,420 million compared to fiscal 2024 primarily due to an increase in operating leases revenues as a result of a new acquisition of a subsidiary in the fourth quarter of fiscal 2024.

Segment assets increased 5% to ¥1,231,973 million compared to the end of fiscal 2024 primarily due to increases in investment in operating leases, goodwill, intangible assets acquired in business combinations and advances for finance lease and operating lease, partially offset by a decrease in installment loans.

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥7,769	¥5,769	¥(2,000)	(26)
Gains on investment securities and dividends	(130)	(24)	106	—
Operating leases	48,074	96,856	48,782	101
Sales of goods and real estate	97	852	755	778
Services income	9,381	16,139	6,758	72

Total Segment Revenues	65,191	119,592	54,401	83

Interest expense	11,596	20,159	8,563	74
Costs of operating leases	18,853	40,986	22,133	117
Costs of goods and real estate sold	96	864	768	800
Services expense	1,783	6,724	4,941	277
Other (income) and expense	(3,600)	68	3,668	—
Selling, general and administrative expenses	10,345	11,967	1,622	16
Provision for credit losses, and write-downs of long-lived assets and securities	3	3	0	—

Total Segment Expenses	39,076	80,771	41,695	107

Equity in Net income (Loss) of equity method investments and others	18,251	28,599	10,348	57

Segment Profits	¥44,366	¥67,420	¥23,054	52

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥60,468	¥36,119	¥(24,349)	(40)
Investment in operating leases	557,867	599,813	41,946	8
Investment in securities	11,960	9,387	(2,573)	(22)
Property under facility operations	0	28	28	—
Inventories	733	1,588	855	117
Advances for finance lease and operating lease	9,232	27,816	18,584	201
Equity method investments	399,061	402,567	3,506	1
Goodwill, intangible assets acquired in business combinations	19,114	43,024	23,910	125
Other assets	111,206	111,631	425	0

Total Segment Assets	¥1,169,641	¥1,231,973	¥62,332	5

ORIX USA

Segment profits increased 43% to ¥39,915 million compared to fiscal 2024 primarily due to an increase in gains on sales of subsidiaries and equity method investments, partially offset by an increase in selling, general and administrative expenses and a decrease in gains on investment securities and dividends.

Segment assets decreased 6% to ¥1,593,939 million compared to the end of fiscal 2024 primarily due to decreases in installment loans and restricted cash and general decrease as a result of foreign exchange effects.

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥112,545	¥102,627	¥(9,918)	(9)
Gains on investment securities and dividends	6,446	119	(6,327)	(98)
Operating leases	1,225	861	(364)	(30)
Sales of goods and real estate	602	543	(59)	(10)
Services income	52,608	50,078	(2,530)	(5)

Total Segment Revenues	173,426	154,228	(19,198)	(11)

Interest expense	47,466	40,016	(7,450)	(16)
Costs of operating leases	547	1,496	949	173
Costs of goods and real estate sold	310	307	(3)	(1)
Services expense	4,331	2,823	(1,508)	(35)
Other (income) and expense	(2,078)	(3,382)	(1,304)	—
Selling, general and administrative expenses	85,483	95,406	9,923	12
Provision for credit losses, and write-downs of long-lived assets and securities	7,937	7,669	(268)	(3)

Total Segment Expenses	143,996	144,335	339	0

Equity in Net income (Loss) of equity method investments and others	(1,499)	30,022	31,521	—

Segment Profits	¥27,931	¥39,915	¥11,984	43

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥505	¥451	¥(54)	(11)
Installment loans	699,384	652,805	(46,579)	(7)
Investment in operating leases	9,858	21,260	11,402	116
Investment in securities	509,172	487,022	(22,150)	(4)
Property under facility operations and servicing assets	79,747	76,469	(3,278)	(4)
Inventories	159	137	(22)	(14)
Equity method investments	61,415	54,817	(6,598)	(11)
Goodwill, intangible assets acquired in business combinations	176,785	171,884	(4,901)	(3)
Other assets	157,459	129,094	(28,365)	(18)

Total Segment Assets	¥1,694,484	¥1,593,939	¥(100,545)	(6)

ORIX Europe

Segment profits increased 7% to ¥44,373 million compared to fiscal 2024 primarily due to an increase in services income.

Segment assets increased 1% to ¥669,306 million compared to the end of fiscal 2024 primarily due to increases in cash and cash equivalents and investment in securities, partially offset by a decrease in goodwill, intangible assets acquired in business combinations.

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥2,409	¥4,077	¥1,668	69
Gains on investment securities and dividends	10,711	4,408	(6,303)	(59)
Services income	214,031	248,782	34,751	16

Total Segment Revenues	227,151	257,267	30,116	13

Interest expense	289	665	376	130
Services expense	54,224	66,446	12,222	23
Other (income) and expense	2,666	4,231	1,565	59
Selling, general and administrative expenses	130,496	138,859	8,363	6
Provision for credit losses, and write-downs of long-lived assets and securities	217	115	(102)	(47)

Total Segment Expenses	187,892	210,316	22,424	12

Equity in Net income (Loss) of equity method investments and others	2,379	(2,578)	(4,957)	—

Segment Profits	¥41,638	¥44,373	¥2,735	7

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥82,568	¥86,008	¥3,440	4
Equity method investments	11,907	8,578	(3,329)	(28)
Goodwill, intangible assets acquired in business combinations	364,773	354,801	(9,972)	(3)
Other assets	202,891	219,919	17,028	8

Total Segment Assets	¥662,139	¥669,306	¥7,167	1

Asia and Australia

Segment profits decreased 27% to ¥34,451 million compared to fiscal 2024 primarily due to decreases in gains on investment securities and dividends and equity in net income (loss) of equity method investments in Greater China.

Segment assets increased 1% to ¥1,725,627 million compared to the end of fiscal 2024 primarily due to increases in net investment in leases and cash and cash equivalents, partially offset by general decrease as a result of foreign exchange effects.

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥70,836	¥74,961	¥4,125	6
Gains on investment securities and dividends	7,885	1,933	(5,952)	(75)
Operating leases	122,624	135,169	12,545	10
Sales of goods and real estate	425	751	326	77
Services income	23,523	23,406	(117)	(0)

Total Segment Revenues	225,293	236,220	10,927	5

Interest expense	35,737	41,761	6,024	17
Costs of operating leases	90,336	97,249	6,913	8
Costs of goods and real estate sold	400	684	284	71
Services expense	15,039	14,710	(329)	(2)
Other (income) and expense	(1,490)	(5,654)	(4,164)	—
Selling, general and administrative expenses	41,558	44,342	2,784	7
Provision for credit losses, and write-downs of long-lived assets and securities	8,027	9,983	1,956	24

Total Segment Expenses	189,607	203,075	13,468	7

Equity in Net income (Loss) of equity method investments and others	11,383	1,306	(10,077)	(89)

Segment Profits	¥47,069	¥34,451	¥(12,618)	(27)

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥530,426	¥547,966	¥17,540	3
Installment loans	343,936	315,128	(28,808)	(8)
Investment in operating leases	395,573	394,764	(809)	(0)
Investment in securities	33,520	37,768	4,248	13
Property under facility operations	1,849	1,844	(5)	(0)
Inventories	224	615	391	175
Advances for finance lease and operating lease	3,017	4,833	1,816	60
Equity method investments	271,682	260,395	(11,287)	(4)
Advances for property under facility operations	0	51	51	—
Goodwill, intangible assets acquired in business combinations	7,313	6,986	(327)	(4)
Other assets	121,693	155,277	33,584	28

Total Segment Assets	¥1,709,233	¥1,725,627	¥16,394	1

Revenues, New Business Volumes and Investments

Finance revenues

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥348,001	¥328,356	¥(19,645)	(6)

Finance revenues decreased 6% to ¥328,356 million for fiscal 2025 compared to fiscal 2024 primarily as a result of ORIX Credit Corporation becoming an equity method investee due to the partial sale of its shares in the fourth quarter of fiscal 2024.

Net investment in leases

	As of and for the year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases:
New equipment acquisitions	¥535,985	¥522,223	¥(13,762)	(3)
Japan	212,462	210,189	(2,273)	(1)
Overseas	323,523	312,034	(11,489)	(4)
Net investment in leases	1,155,023	1,167,380	12,357	1

New equipment acquisitions related to net investment in leases decreased 3% to ¥522,223 million compared to fiscal 2024. In Japan, new equipment acquisitions decreased 1% in fiscal 2025 compared to fiscal 2024. In overseas, new equipment acquisitions decreased 4% in fiscal 2025 compared to fiscal 2024 primarily due to decreases in Asia.

Net investment in leases as of March 31, 2025 increased 1% to ¥1,167,380 million compared to March 31, 2024 primarily due to increases in assets in overseas.

As of March 31, 2025, no single lessee represented more than 1% of the balance of net investment in leases. As of March 31, 2025, 53% of our net investment in leases were to lessees in Japan, while 47% were to overseas lessees. 9% of our net investment in leases were to lessees in China, 8% of our net investment in leases were to lessees in South Korea and Malaysia, respectively, and 5% of our net investment in leases were to lessees in Australia. No other overseas country represented more than 5% of our total portfolio of net investment in leases.

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases by category:
Transportation equipment	¥521,006	¥550,810	¥29,804	6
Industrial equipment	231,867	213,939	(17,928)	(8)
Electronics	98,313	97,461	(852)	(1)
Information-related and office equipment	118,784	123,092	4,308	4
Commercial services equipment	66,377	68,995	2,618	4
Other	118,676	113,083	(5,593)	(5)

Total	¥1,155,023	¥1,167,380	¥12,357	1

For further information, see Note 6 of “Item 18. Financial Statements.”

Installment loans

	As of and for the year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,433,243	¥1,510,598	¥77,355	5
Japan	1,064,986	1,165,864	100,878	9
Overseas	368,257	344,734	(23,523)	(6)
Installment loans	3,958,814	4,081,019	122,205	3

Note:

The balance of installment loans related to our life insurance operations is included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New loans added increased 5% to ¥1,510,598 million compared to fiscal 2024. In Japan, new loans added increased 9% to ¥1,165,864 million compared to fiscal 2024. In overseas, new loans added decreased 6% to ¥344,734 million compared to fiscal 2024 primarily due to decreased lending activity in Asia.

The balance of installment loans as of March 31, 2025 increased 3% to ¥4,081,019 million compared to March 31, 2024, primarily due to increases in the new loans added in Japan, partially offset by decreases in the new loans added in overseas.

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Real estate loans	¥1,851,214	¥1,901,794	¥50,580	3
Card loans	72,353	67,874	(4,479)	(6)
Other	5,680	7,259	1,579	28

Subtotal	1,929,247	1,976,927	47,680	2

Corporate borrowers in Japan
Real estate companies	334,506	415,666	81,160	24
Non-recourse loans	145,286	301,477	156,191	108
Commercial, industrial and other companies	187,824	233,270	45,446	24

Subtotal	667,616	950,413	282,797	42

Consumer borrowers in overseas
Real estate loans	96,247	55,022	(41,225)	(43)
Other	47,415	39,172	(8,243)	(17)

Subtotal	143,662	94,194	(49,468)	(34)

Corporate borrowers in overseas
Real estate companies	190,630	228,793	38,163	20
Non-recourse loans	50,263	86,724	36,461	73
Commercial, industrial and other companies	705,494	591,103	(114,391)	(16)

Subtotal	946,387	906,620	(39,767)	(4)

Equity method investees	251,929	131,476	(120,453)	(48)

Purchased loans*	19,973	21,389	1,416	7

Total	¥3,958,814	¥4,081,019	¥122,205	3

*

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

As of March 31, 2025, ¥12,806 million, or 0.4%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.

As of March 31, 2025, ¥644,459 million, or 16%, of the balance of installment loans were to real estate companies in Japan and overseas.

The balance of installment loans to consumer borrowers in Japan as of March 31, 2025 increased 2% to ¥1,976,927 million compared to the balance as of March 31, 2024, primarily due to an increase in new loans added. The balance of installment loans to corporate borrowers in Japan as of March 31, 2025 increased 42% to ¥950,413 million compared to the balance as of March 31, 2024, primarily due to an increase in new loans added in banking business. The balance of installment loans to consumer borrowers in overseas as of March 31, 2025 decreased 34% to ¥94,194 million compared to the balance as of March 31, 2024, primarily due to a decrease in Asia. The balance of installment loans to corporate borrowers in overseas as of March 31, 2025 decreased 4% to ¥906,620 million compared to the balance as of March 31, 2024, primarily due to a decrease in the America. The balance of installment loans to equity method investees as of March 31, 2025 decreased 48% to ¥131,476 million compared to the balance as of March 31, 2024, primarily due to the collection of loans.

For further information, see Note 7 of “Item 18. Financial Statements.”

Asset quality

Net investment in leases

	As of March 31,
	2024	2025

	(Millions of yen, except percentage data)
Non-performing net investment in leases and allowance for credit losses on net investment in leases:
Non-performing net investment in leases	¥20,805	¥21,820
Non-performing net investment in leases as a percentage of the balance of net investment in leases	1.80%	1.87%
Provision for credit losses as a percentage of the average balance of net investment in leases*	0.27%	0.42%
Allowance for credit losses on net investment in leases	¥16,780	¥18,122
Allowance for credit losses on net investment in leases as a percentage of the balance of net investment in leases	1.45%	1.55%
The ratio of charge-offs as a percentage of the average balance of net investment in leases*	0.23%	0.29%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

The balance of non-performing net investment in leases increased ¥1,015 million to ¥21,820 million as of March 31, 2025 compared to March 31, 2024. As a result, the non-performing net investment in leases as a percentage of net investment in leases as of March 31, 2025 increased 0.07% to 1.87% from March 31, 2024.

We believe that the ratio of allowance for credit losses to the balance of investment in net investment in leases provides a reasonable indication that our allowance for credit losses was appropriate as of March 31, 2025 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•

all lease contracts are secured by collateral consisting of the underlying leased assets, and we can expect to recover at least a portion of the outstanding lease receivables by selling the collateral.

Loans not individually assessed for credit losses

	As of March 31,
	2024	2025

	(Millions of yen, except percentage data)
Non-performing loans not individually assessed for credit losses and allowance for credit losses on installment loans not individually assessed for credit losses:
Non-performing loans not individually assessed for credit losses	¥34,154	¥79,069
Non-performing loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	0.87%	1.97%
Provision for credit losses as a percentage of the average balance of installment loans not individually assessed for credit losses*	0.17%	0.03%
Allowance for credit losses on installment loans not individually assessed for credit losses	¥25,975	¥21,355
Allowance for credit losses on installment loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	0.67%	0.53%
The ratio of charge-offs as a percentage of the average balance of loans not individually assessed for credit losses*	0.20%	0.07%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

The provision for credit losses as a percentage of the average balance of installment loans not individually assessed for credit losses decreased 0.14% compared to fiscal 2024, primarily due to a reduction in the provision amount resulting from the sale of a subsidiary in fiscal 2024.

The balance of non-performing loans not individually assessed that are estimated for credit losses by using installment loans with similar risk characteristics as one pool increased ¥44,915 million to ¥79,069 million as of March 31, 2025 compared to March 31, 2024.

	As of March 31,
	2024	2025

	(Millions of yen)
Non-performing loans not individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥861	¥987

Subtotal	861	987

Corporate borrowers in Japan
Real estate companies	75	8
Commercial, industrial and other companies	165	178

Subtotal	240	186

Consumer borrowers in overseas
Real estate loans	340	308
Other	658	452

Subtotal	998	760

Corporate borrowers in overseas
Real estate companies	17,057	49,503
Non-recourse loans	2,057	2,183
Commercial, industrial and other companies	12,711	25,450

Subtotal	31,825	77,136
Loans to Equity method investees	230	0

Total	¥34,154	¥79,069

We recognize allowances for real estate loans and other loans to individual borrowers after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate. We determine the allowance for our other items on the basis of past loss experience, the forecasted future economic indicators correlated with the prior charge-off experience and the current portfolio composition.

Loans individually assessed for credit losses

	As of March 31,
	2024	2025

	(Millions of yen)
Non-performing loans individually assessed for credit losses and allowance for credit losses on installment loans individually assessed for credit losses:
Non-performing installment loans individually assessed for credit losses	¥54,422	¥62,433
Allowance for credit losses on installment loans individually assessed for credit losses*	14,335	16,393

*

The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

The provision for credit losses on installment loans individually assessed for credit losses was ¥10,806 million and ¥6,962 million, respectively, in fiscal 2024 and fiscal 2025. The charge-off of installment loans individually assessed for credit losses was ¥4,295 million and ¥4,718 million, respectively, in fiscal 2024 and fiscal 2025. The provision for credit losses on installment loans individually assessed for credit losses decreased ¥3,844 million compared to fiscal 2024. The provision for credit losses on loans individually assessed decreased mainly in the Americas. The charge-off of installment loans individually assessed for credit losses increased ¥423 million compared to fiscal 2024.

The table below sets forth the outstanding balance of non-performing loans individually assessed for credit losses by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually assessed for credit losses.

	As of March 31,
	2024	2025

	(Millions of yen)
Non-performing loans individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥11,210	¥10,353
Other	96	86

Subtotal	11,306	10,439

Corporate borrowers in Japan
Real estate companies	1,401	549
Commercial, industrial and other companies	392	598

Subtotal	1,793	1,147

Consumer borrowers in overseas
Real estate loans	767	5,368
Other	1,702	1,884

Subtotal	2,469	7,252

Corporate borrowers in overseas
Real estate companies	1,125	2,769
Non-recourse loans	1,058	1,648
Commercial, industrial and other companies	34,092	36,569

Subtotal	36,275	40,986

Loans to Equity method investees	1,699	1,345

Purchased loans	880	1,264

Total	¥54,422	¥62,433

For further information, see Note 8 of “Item 18. Financial Statements.”

Allowance for credit losses

We recognize allowances for credit losses on net investment in leases and installment loans.

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Allowance for credit losses:
Beginning balance	¥64,540	¥57,090	¥(7,450)	(12)
Net investment in leases	15,719	16,780	1,061	7
Loans not individually assessed for credit losses	39,460	25,975	(13,485)	(34)
Loans individually assessed for credit losses	9,361	14,335	4,974	53
Provision (Reversal) *1	20,652	13,074	(7,578)	(37)
Net investment in leases	3,064	4,934	1,870	61
Loans not individually assessed for credit losses	6,782	1,178	(5,604)	(83)
Loans individually assessed for credit losses	10,806	6,962	(3,844)	(36)
Charge-offs (net)	(14,633)	(10,823)	3,810	(26)
Net investment in leases	(2,609)	(3,414)	(805)	31
Loans not individually assessed for credit losses	(7,729)	(2,691)	5,038	(65)
Loans individually assessed for credit losses	(4,295)	(4,718)	(423)	10
Other *2	(13,469)	(3,471)	9,998	(74)
Net investment in leases	606	(178)	(784)	—
Loans not individually assessed for credit losses	(12,538)	(3,107)	9,431	(75)
Loans individually assessed for credit losses	(1,537)	(186)	1,351	(88)
Ending balance	57,090	55,870	(1,220)	(2)
Net investment in leases	16,780	18,122	1,342	8
Loans not individually assessed for credit losses	25,975	21,355	(4,620)	(18)
Loans individually assessed for credit losses	14,335	16,393	2,058	14

*1

“Provision for credit losses” in the consolidated statements of income amounted to ¥20,968 million and ¥18,723 million for fiscal 2024 and 2025, respectively, and the amounts include provision for credit losses on other than net investment in leases and installment loans.

*2	“Other” mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Provision for credit losses:
Net investment in leases	¥3,064	¥4,934	¥1,870	61
Loans not individually assessed for credit losses	6,782	1,178	(5,604)	(83)
Loans individually assessed for credit losses	10,806	6,962	(3,844)	(36)

Subtotal	20,652	13,074	(7,578)	(37)

Off-balance sheet credit exposures	(440)	5,297	5,737	—
Available-for-sale debt securities	445	173	(272)	(61)
Other financial assets measured at amortized cost	311	179	(132)	(42)

Total	¥20,968	¥18,723	¥(2,245)	(11)

The provision on installment loans not individually assessed for credit losses were ¥6,782 million and ¥1,178 million in fiscal 2024 and 2025, respectively. The provision for credit losses on loans not individually assessed in fiscal 2025 increased compared to fiscal 2024 primarily due to a reduction in the provision amount resulting from the sale of a subsidiary in fiscal 2024.

The provision on installment loans individually assessed for credit losses were ¥10,806 million and ¥6,962 million in fiscal 2024 and 2025, respectively. The provision for credit losses on loans individually assessed decreased mainly in the Americas.

The provision for credit losses on off-balance sheet credit exposures in fiscal 2024 was a reversal of ¥440 million, which was mainly caused by the re-valuation of past loss experience, current economic and business conditions and forecasts in Japan. The provision for credit losses on off-balance sheet credit exposures in fiscal 2025 was ¥5,297 million, which was mainly due to the deterioration in macroeconomic forecasts in certain markets in the Americas.

For further information, see Note 8 of “Item 18. Financial Statements.” In addition, for further information about allowance for off-balance sheet credit exposures and allowance for credit losses on available-for-sale debt securities, see Note 31 and 9 of “Item 18. Financial Statements.”

Investment in Securities

	As of and for the year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥628,060	¥777,170	¥149,110	24
Japan	521,835	621,839	100,004	19
Overseas	106,225	155,331	49,106	46
Investment in securities	3,263,079	3,234,547	(28,532)	(1)

Note:

The balance of investment in securities related to our life insurance operations is included in investment in securities in our consolidated balance sheets; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New securities added increased 24% to ¥777,170 million in fiscal 2025 compared to fiscal 2024. New securities added in Japan increased 19% in fiscal 2025 compared to fiscal 2024 primarily due to an increase in investments in government bond securities and corporate debt securities. New securities added overseas increased 46% in fiscal 2025 compared to fiscal 2024 primarily due to an increase in fund investments and other asset-backed securities and debt securities.

The balance of our investment in securities as of March 31, 2025 decreased 1% to ¥3,234,547 million compared to March 31, 2024.

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities by security type:
Equity securities	¥597,601	¥626,910	¥29,309	5
Available-for-sale debt securities	2,665,478	2,607,637	(57,841)	(2)

Total	¥3,263,079	¥3,234,547	¥(28,532)	(1)

Investments in equity securities as of March 31, 2025 increased 5% to ¥626,910 million compared to March 31, 2024 primarily due to the transfer to equity securities from the partial sale of equity-method investments and increases in fund investments, partially offset by sales of trading securities. Investments in available-for-sale debt securities as of March 31, 2025 decreased 2% to ¥2,607,637 million compared to March 31, 2024 primarily due to increases in unrealized losses on government bonds and the redemption of corporate bonds and other asset-backed securities, partially offset by increases in investments in government bonds and corporate bonds.

For further information, see Note 9 of “Item 18. Financial Statements.”

Gains on investment securities and dividends

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities	¥30,731	¥11,825	¥(18,906)	(62)
Dividends income	2,292	2,499	207	9

Total	¥33,023	¥14,324	¥(18,699)	(57)

Notes:	1.	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.
	2.	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities”.

Net gains on investment securities decreased 62% to ¥11,825 million in fiscal 2025 compared to fiscal 2024 primarily due to a decrease in gains on sales of securities and net unrealized holding gains (losses) on fund investments. Dividends income increased 9% to ¥2,499 million in fiscal 2025 compared to fiscal 2024. Due to the above results, gains on investment securities and dividends decreased 57% to ¥14,324 million in fiscal 2025 compared to fiscal 2024.

As of March 31, 2025, gross unrealized gains on available-for-sale debt securities, including those held in connection with our life insurance operations, were ¥25,470 million, compared to ¥41,989 million as of March 31, 2024. As of March 31, 2025, gross unrealized losses on available-for-sale debt securities, including those held in connection with our life insurance operations, were ¥591,199 million, compared to ¥391,817 million as of March 31, 2024.

Operating leases

	As of and for the year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥535,490	¥624,444	¥88,954	17
Costs of operating leases	356,760	394,821	38,061	11
New equipment acquisitions	572,084	758,837	186,753	33
Japan	240,889	316,726	75,837	31
Overseas	331,195	442,111	110,916	33
Investment in operating leases	1,868,574	1,967,178	98,604	5

Revenues from operating leases in fiscal 2025 increased 17% to ¥624,444 million compared to fiscal 2024 primarily due to an increase in revenues from leases in the ship leasing business and in the aircraft leasing business. In fiscal 2024 and 2025, gains from the disposition of operating lease assets were ¥53,441 million and ¥76,633 million, respectively.

Costs of operating leases increased 11% to ¥394,821 million in fiscal 2025 compared to fiscal 2024 primarily due to an increase in depreciation expenses resulting from an increase in investments in the ship leasing business and investments in the aircraft leasing business.

New equipment acquisitions related to operating leases increased 33% to ¥758,837 million in fiscal 2025 compared to fiscal 2024 primarily due to an increase in investments in the real estate leasing business, investments in the ship leasing business and investments in the aircraft leasing business.

Investment in operating leases as of March 31, 2025 increased 5% to ¥1,967,178 million compared to March 31, 2024 primarily due to an increase in investments in the real estate leasing business and investments in the measuring and information-related equipment rental business.

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥1,264,332	¥1,292,630	¥28,298	2
Measuring and information-related equipment	154,794	194,798	40,004	26
Real estate	261,706	309,810	48,104	18
Other	49,286	51,667	2,381	5
Right-of-use assets	87,359	73,518	(13,841)	(16)
Accrued rental receivables	54,230	46,248	(7,982)	(15)
Allowance for doubtful receivables on operating leases	(3,133)	(1,493)	1,640	—

Total	¥1,868,574	¥1,967,178	¥98,604	5

Investment in transportation equipment operating leases as of March 31, 2025 increased 2% to ¥1,292,630 million compared to March 31, 2024 primarily due to an increase in investments in the ship leasing business and an increase in investments in the aircraft leasing business. Investment in measuring and information-related equipment operating leases as of March 31, 2025 increased 26% to ¥194,798 million compared to March 31, 2024 primarily due to an increase in investments in the rental business. Investment in real estate operating leases as of March 31, 2025 increased 18% to ¥309,810 million compared to March 31, 2024 primarily due to an increase in investments in real estate under operating leases in Japan. Investment in other operating leases as of March 31, 2025 increased 5% to ¥51,667 million compared to March 31, 2024 primarily due to an increase in investments in the rental business.

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

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥459,655	¥481,432	¥21,777	5
Life insurance-related investment income	99,268	33,827	(65,441)	(66)

Total	¥558,923	¥515,259	¥(43,664)	(8)

Life insurance costs	¥433,863	¥384,753	¥(49,110)	(11)

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income (loss):
Net income on investment securities and investment in partnerships and other investments	¥95,219	¥30,574	¥(64,645)	(68)
Gains and losses recognized in income on derivative	(2,896)	(3,263)	(367)	—
Interest on loans, income on real estate under operating leases, and others	6,945	6,516	(429)	(6)

Total	¥99,268	¥33,827	¥(65,441)	(66)

Life insurance premiums and related investment income decreased 8% to ¥515,259 million in fiscal 2025 compared to fiscal 2024.

Life insurance premiums increased 5% to ¥481,432 million in fiscal 2025 compared to fiscal 2024 primarily due to an increase in annualized net premium from new policies and others.

Life insurance-related investment income decreased 66% to ¥33,827 million in fiscal 2025 compared to fiscal 2024. Net income on investment securities and investment in partnerships and other investments decreased mainly in investment income from assets under variable annuity and variable life insurance contracts.

Life insurance costs decreased 11% to ¥384,753 million in fiscal 2025 compared to fiscal 2024 primarily due to a decrease in a provision of liability reserve under variable annuity and variable life insurance contracts.

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investments by life insurance operations:
Equity securities and Investment in partnerships and other investments	¥305,256	¥314,049	¥8,793	3
Available-for-sale debt securities	1,960,981	1,956,269	(4,712)	(0)

Subtotal	2,266,237	2,270,318	4,081	0

Installment loans, real estate under operating leases and other investments	38,667	38,971	304	1

Total	¥2,304,904	¥2,309,289	¥4,385	0

Investment in securities as of March 31, 2025 increased to ¥2,270,318 million compared to March 31, 2024.

For further information, see Note 23 and Note 24 of “Item 18. Financial Statements.”

Sales of goods and real estate, Inventories

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Sales of goods and real estate, Inventories:
Sales of goods and real estate	¥373,914	¥373,155	¥(759)	(0)
Costs of goods and real estate sold	268,627	271,833	3,206	1
New real estate added	148,878	89,632	(59,246)	(40)
Inventories	227,359	229,229	1,870	1

Sales of goods and real estate remained flat at ¥373,155 million compared to fiscal 2024 primarily due to an increase in sales of goods and a decrease in sales of real estate.

Costs of goods and real estate sold increased 1% to ¥271,833 million compared to fiscal 2024, primarily due to an increase in costs of goods sold. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.

New real estate added decreased 40% to ¥89,632 million in fiscal 2025 compared to fiscal 2024.

Inventories as of March 31, 2025 increased 1% to ¥229,229 million compared to March 31, 2024, primarily due to an increase in residential condominiums, as an increase in new real estate added exceeded a decrease due to sales.

For further information, see Note 4 of “Item 18. Financial Statements.”

Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Services, Property under Facility Operations
Services income	¥965,010	¥1,019,283	¥54,273	6
Services expense	560,101	604,145	44,044	8
New assets added	120,258	44,236	(76,022)	(63)
Japan	18,887	38,202	19,315	102
Overseas	101,371	6,034	(95,337)	(94)
Property under Facility Operations	689,573	771,851	82,278	12

Services income increased 6% to ¥1,019,283 million in fiscal 2025 compared to fiscal 2024 primarily due to an increase in income related to the asset management business.

Services expense increased 8% to ¥604,145 million in fiscal 2025 compared to fiscal 2024 primarily due to an increase in expenses related to the environment and energy business.

New assets added for property under facility operations decreased 63% to ¥44,236 million in fiscal 2025 compared to fiscal 2024 primarily due to a decrease in investments in electric power facilities overseas.

Property under facility operations as of March 31, 2025 increased 12% to ¥771,851 million compared to March 31, 2024 primarily due to investments in electric power facilities overseas and completion of domestic property under facility operations.

For further information, see Note 4 of “Item 18. Financial Statements.”

Expenses

Interest expense

Interest expense decreased 10% to ¥169,051 million in fiscal 2025 compared to ¥188,328 million in fiscal 2024. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2025 increased 3% to ¥8,732,610 million compared to ¥8,446,306 million as of March 31, 2024.

The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, increased 0.1% to 0.5% in fiscal 2025 compared to 0.4% in fiscal 2024. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, decreased 0.1% to 5.1% in fiscal 2025 compared to 5.2% in fiscal 2024. For more information regarding our interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our outstanding debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”

Other (income) and expense

Other (income) and expense was a net expense of ¥27,128 million during fiscal 2025 compared to a net income of ¥4,671 million during fiscal 2024. In other (income) and expense, we recognized foreign currency transaction losses of ¥3,518 million during fiscal 2025 compared to foreign currency transaction losses of ¥1,126 million during fiscal 2024, and we recognized impairment losses on goodwill and other intangible assets of ¥14,295 million during fiscal 2025 compared to impairment losses on goodwill and other intangible assets of ¥0 million during fiscal 2024. For further information on our goodwill and other intangible assets, see Note 13 of “Item 18. Financial Statements”.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 3% to ¥646,054 million in fiscal 2025 compared to ¥627,633 million in fiscal 2024.

Employee salaries and other personnel expenses accounted for 57% of selling, general and administrative expenses in fiscal 2025, and the remaining portion consists of selling expenses and other administrative expenses, such as IT-related expenses and advertising expenses.

Write-downs of long-lived assets

As a result of impairment reviews we performed in fiscal 2025 for long-lived assets in Japan and overseas, such as office buildings, commercial facilities other than office buildings, condominiums, hotels, and land undeveloped or under construction, write-downs of long-lived assets increased by ¥24,209 million to ¥25,933 million in fiscal 2025 compared to ¥1,724 million in fiscal 2024. These write-downs, which are reflected as write-downs of long-lived assets, consisted of impairment losses of ¥31 million on 20 condominiums and ¥25,902 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. For further information, see Note 25 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs of securities in fiscal 2025 were in connection with non-marketable equity securities. Write-downs of securities decreased to ¥554 million in fiscal 2025 compared to ¥315 million in fiscal 2024. For further information, see Note 9 of “Item 18. Financial Statements.”

Equity in net income (loss) of equity method investments

Equity in net income (loss) of equity method investments increased in fiscal 2025 to ¥57,182 million compared to ¥36,774 million in fiscal 2024 due to increases in equity in net income (loss) of equity method investments from domestic investees, partially offset by decreases in equity net income (loss) of equity method investments from overseas investees. For further information, see Note 12 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and equity method investments and liquidation losses, net

Gains on sales of subsidiaries and equity method investments and liquidation losses, net increased to ¥87,705 million in fiscal 2025 compared to ¥72,488 million in fiscal 2024, due to the favorable profit from sales in Japan and the Americas. For further information, see Note 3 of “Item 18. Financial Statements.”

Bargain Purchase Gain

In fiscal 2025, we recognized bargain purchase gains of ¥3,750 million associated with one of the acquisitions executed in fiscal 2025 compared to no bargain purchase gain in fiscal 2024. For further information, see Note 3 of “Item 18. Financial Statements.”

Provision for income taxes

Provision for income taxes decreased to ¥128,828 million in fiscal 2025 compared to ¥131,388 million in fiscal 2024 primarily due to a decrease of the effective tax rate caused by the effect of lower tax rates on certain subsidiaries. For further information, see Note 16 of “Item 18. Financial Statements.”

Net income (loss) attributable to the noncontrolling interests

Net income (loss) attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net loss attributable to the noncontrolling interests in fiscal 2025 was ¥389 million, compared to ¥7,682 million in fiscal 2024.

Net income attributable to the redeemable noncontrolling interests

Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable interests. Net income attributable to the redeemable noncontrolling interests in fiscal 2025 was ¥394 million, compared to ¥137 million in fiscal 2024. For further information, see Note 18 of “Item 18. Financial Statements.”

YEAR ENDED MARCH 31, 2024 COMPARED TO YEAR ENDED MARCH 31, 2023

Performance Summary

Financial Results

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except ratios, per Share data and percentages)
Total revenues	¥2,663,659	¥2,814,361	¥150,702	6
Total expenses	2,327,736	2,453,648	125,912	5
Income before Income Taxes	392,178	469,975	77,797	20
Net Income Attributable to ORIX Corporation Shareholders	290,340	346,132	55,792	19
Earnings per Share (Basic)	245.98	298.55	52.57	21
(Diluted)	245.65	298.05	52.40	21
ROE*[1]	8.5	9.2	0.7	—
ROA*[2]	1.96	2.19	0.23	—

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
*2	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.

Total revenues for fiscal 2024 increased 6% to ¥2,814,361 million compared to fiscal 2023 primarily due to increases in life insurance premiums and related investment income, services income, operating lease revenues and finance revenues, partially offset by a decrease in sales of goods and real estate.

Total expenses for fiscal 2024 increased 5% to ¥2,453,648 million compared to fiscal 2023 primarily due to increases in selling, general and administrative expenses, interest expense and life insurance costs, partially offset by decreases in costs of goods and real estate sold and services expense.

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

Total assets increased 7% to ¥16,322,100 million compared to the balance as of March 31, 2023 primarily due to increases in investment in securities, investment in operating leases and equity method investments, partially offset by a decrease in cash and cash equivalents. In addition, segment assets increased 10% to ¥13,850,946 million compared to the balance as of March 31, 2023.

Total liabilities increased 5% to ¥12,297,490 million compared to the balance as of March 31, 2023 primarily due to increases in long-term debt and current and deferred income taxes.

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

Financial information about the operating segments reported below is that which is available by segment and regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance. The chief operating decision maker evaluates segment performance based on the amount equivalent to income before income taxes attributable to ORIX Corporation shareholders. Therefore, net income attributable to noncontrolling interests, net income attributable to redeemable noncontrolling interests, and income tax expenses are not included in segment profit or loss.

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

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services and Maintenance Leasing	¥429,897	¥444,959	¥15,062	4
Real Estate	418,736	471,692	52,956	13
PE Investment and Concession	376,322	379,168	2,846	1
Environment and Energy	215,770	165,598	(50,172)	(23)
Insurance	499,487	563,869	64,382	13
Banking and Credit	84,774	88,574	3,800	4
Aircraft and Ships	54,665	65,191	10,526	19
ORIX USA	185,889	173,426	(12,463)	(7)
ORIX Europe	207,292	227,151	19,859	10
Asia and Australia	188,432	225,293	36,861	20

Segment Total	2,661,264	2,804,921	143,657	5

Difference between Segment Total and Consolidated Amounts	2,395	9,440	7,045	294

Consolidated Amounts	¥2,663,659	¥2,814,361	¥150,702	6

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services and Maintenance Leasing	¥76,739	¥83,244	¥6,505	8
Real Estate	52,532	67,055	14,523	28
PE Investment and Concession	3,159	43,967	40,808	—
Environment and Energy	37,173	38,072	899	2
Insurance	63,344	70,826	7,482	12
Banking and Credit	38,127	97,353	59,226	155
Aircraft and Ships	30,486	44,366	13,880	46
ORIX USA	58,608	27,931	(30,677)	(52)
ORIX Europe	44,486	41,638	(2,848)	(6)
Asia and Australia	43,856	47,069	3,213	7

Segment Total	448,510	561,521	113,011	25

Difference between Segment Total and Consolidated Amounts	(56,332)	(91,546)	(35,214)	—

Consolidated Amounts	¥392,178	¥469,975	¥77,797	20

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services and Maintenance Leasing	¥1,763,967	¥1,777,320	¥13,353	1
Real Estate	1,049,180	1,110,087	60,907	6
PE Investment and Concession	869,866	1,066,647	196,781	23
Environment and Energy	889,529	976,434	86,905	10
Insurance	2,646,205	2,921,927	275,722	10
Banking and Credit	2,953,785	2,934,217	(19,568)	(1)
Aircraft and Ships	808,943	1,169,641	360,698	45
ORIX USA	1,624,884	1,694,484	69,600	4
ORIX Europe	612,884	662,139	49,255	8
Asia and Australia	1,484,569	1,709,233	224,664	15

Segment Total	14,703,812	16,022,129	1,318,317	9

Difference between Segment Total and Consolidated Amounts	585,573	299,971	(285,602)	(49)

Consolidated Amounts	¥15,289,385	¥16,322,100	¥1,032,715	7

Corporate Financial Services and Maintenance Leasing

Segment profits increased 8% to ¥83,244 million compared to fiscal 2023 primarily due to an increase in gains on investment securities and dividends and an increase in services income, partially offset by an increase in selling, general and administrative expenses.

Segment assets increased 1% to ¥1,777,320 million compared to the end of fiscal 2023 primarily due to an increase in investment in operating leases and an increase in installment loans.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥60,133	¥61,428	¥1,295	2
Gains on investment securities and dividends	(519)	2,626	3,145	—
Operating leases	258,385	266,871	8,486	3
Sales of goods and real estate	5,356	3,934	(1,422)	(27)
Services income	106,542	110,100	3,558	3

Total Segment Revenues	429,897	444,959	15,062	4

Interest expense	4,661	5,418	757	16
Costs of operating leases	186,989	192,850	5,861	3
Costs of goods and real estate sold	3,988	3,234	(754)	(19)
Services expense	58,103	58,896	793	1
Other (income) and expense	17,275	14,896	(2,379)	(14)
Selling, general and administrative expenses	83,811	88,621	4,810	6
Provision for credit losses, and write-downs of long-lived assets and securities	1,107	960	(147)	(13)

Total Segment Expenses	355,934	364,875	8,941	3

Equity in Net income (Loss) of equity method investments and others	2,776	3,160	384	14

Segment Profits	¥76,739	¥83,244	¥6,505	8

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥566,010	¥567,735	¥1,725	0
Installment loans	338,361	346,840	8,479	3
Investment in operating leases	511,184	535,655	24,471	5
Investment in securities	34,270	36,683	2,413	7
Property under facility operations	18,908	17,404	(1,504)	(8)
Inventories	1,104	928	(176)	(16)
Advances for finance lease and operating lease	1,566	3,400	1,834	117
Equity method investments	13,416	14,984	1,568	12
Goodwill, intangible assets acquired in business combinations	29,251	28,693	(558)	(2)
Other assets	249,897	224,998	(24,899)	(10)

Total Segment Assets	¥1,763,967	¥1,777,320	¥13,353	1

Real Estate

Segment profits increased 28% to ¥67,055 million compared to fiscal 2023 primarily due to an increase in services income from operating facilities.

Segment assets increased 6% to ¥1,110,087 million compared to the end of fiscal 2023 primarily due to an increase in inventories.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥5,562	¥6,134	¥572	10
Gains on investment securities and dividends	(243)	857	1,100	—
Operating leases	55,544	50,205	(5,339)	(10)
Sales of goods and real estate	96,030	111,013	14,983	16
Services income	261,843	303,483	41,640	16

Total Segment Revenues	418,736	471,692	52,956	13

Interest expense	2,413	3,016	603	25
Costs of operating leases	24,895	24,972	77	0
Costs of goods and real estate sold	80,586	90,931	10,345	13
Services expense	230,136	248,195	18,059	8
Other (income) and expense	(627)	722	1,349	—
Selling, general and administrative expenses	36,643	41,542	4,899	13
Provision for credit losses, and write-downs of long-lived assets and securities	1,785	1,285	(500)	(28)

Total Segment Expenses	375,831	410,663	34,832	9

Equity in Net income (Loss) of equity method investments and others	9,627	6,026	(3,601)	(37)

Segment Profits	¥52,532	¥67,055	¥14,523	28

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥57,587	¥51,978	¥(5,609)	(10)
Installment loans	0	52	52	—
Investment in operating leases	302,698	278,191	(24,507)	(8)
Investment in securities	3,894	4,036	142	4
Property under facility operations	170,425	165,387	(5,038)	(3)
Inventories	108,789	174,990	66,201	61
Advances for finance lease and operating lease	112,973	114,649	1,676	1
Equity method investments	117,040	143,751	26,711	23
Advances for property under facility operations	6,625	8,183	1,558	24
Goodwill, intangible assets acquired in business combinations	54,996	52,898	(2,098)	(4)
Other assets	114,153	115,972	1,819	2

Total Segment Assets	¥1,049,180	¥1,110,087	¥60,907	6

PE Investment and Concession

Segment profits increased by ¥40,808 million to ¥43,967 million compared to fiscal 2023 primarily due to an increase in gains on sales of subsidiaries and equity method investments resulting from the sale of certain investees and an increase in equity income of investment in corporate entities at our three airports in Kansai in our concession business.

Segment assets increased 23% to ¥1,066,647 million compared to the end of fiscal 2023 primarily due to an increase in installment loans and an increase in equity method investments.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥1,026	¥6,679	¥5,653	551
Gains on investment securities and dividends	348	1,207	859	247
Operating leases	38,653	41,529	2,876	7
Sales of goods and real estate	280,361	249,085	(31,276)	(11)
Services income	55,934	80,668	24,734	44

Total Segment Revenues	376,322	379,168	2,846	1

Interest expense	2,054	2,978	924	45
Costs of operating leases	24,900	26,244	1,344	5
Costs of goods and real estate sold	240,942	168,404	(72,538)	(30)
Services expense	40,900	58,677	17,777	43
Other (income) and expense	2,193	(2,330)	(4,523)	—
Selling, general and administrative expenses	56,449	89,864	33,415	59
Provision for credit losses, and write-downs of long-lived assets and securities	195	366	171	88

Total Segment Expenses	367,633	344,203	(23,430)	(6)

Equity in Net income (Loss) of equity method investments and others	(5,530)	9,002	14,532	—

Segment Profits	¥3,159	¥43,967	¥40,808	—

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,616	¥1,238	¥(378)	(23)
Installment loans	14,225	115,629	101,404	713
Investment in operating leases	52,976	56,286	3,310	6
Investment in securities	36,058	36,729	671	2
Property under facility operations	51,978	41,416	(10,562)	(20)
Inventories	48,716	47,553	(1,163)	(2)
Advances for finance lease and operating lease	4	5	1	25
Equity method investments	28,796	118,310	89,514	311
Advances for property under facility operations	2,354	4,466	2,112	90
Goodwill, intangible assets acquired in business combinations	368,748	351,202	(17,546)	(5)
Other assets	264,395	293,813	29,418	11

Total Segment Assets	¥869,866	¥1,066,647	¥196,781	23

Environment and Energy

Segment profits increased 2% to ¥38,072 million compared to fiscal 2023 primarily due to an increase in service profit, partially offset by a decrease in the absence of gains on the sale of shares of subsidiaries and equity method investments resulting from the partial sale of an investee recorded in fiscal 2023.

Segment assets increased 10% to ¥976,434 million compared to the end of fiscal 2023, primarily due to foreign exchange effects.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥1,230	¥1,478	¥248	20
Gains on investment securities and dividends	22	1,784	1,762	—
Operating leases	78	79	1	1
Sales of goods and real estate	4,200	3,771	(429)	(10)
Services income	210,240	158,486	(51,754)	(25)

Total Segment Revenues	215,770	165,598	(50,172)	(23)

Interest expense	8,063	11,093	3,030	38
Costs of operating leases	19	18	(1)	(5)
Costs of goods and real estate sold	2,627	2,236	(391)	(15)
Services expense	167,733	110,106	(57,627)	(34)
Other (income) and expense	(194)	(4,633)	(4,439)	—
Selling, general and administrative expenses	16,276	18,670	2,394	15
Provision for credit losses, and write-downs of long-lived assets and securities	50	151	101	202

Total Segment Expenses	194,574	137,641	(56,933)	(29)

Equity in Net income (Loss) of equity method investments and others	15,977	10,115	(5,862)	(37)

Segment Profits	¥37,173	¥38,072	¥899	2

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥6,723	¥3,104	¥(3,619)	(54)
Installment loans	2,138	2,255	117	5
Investment in operating leases	264	250	(14)	(5)
Investment in securities	1,580	571	(1,009)	(64)
Property under facility operations	362,043	453,252	91,209	25
Inventories	9,825	2,463	(7,362)	(75)
Advances for finance lease and operating lease	1	0	(1)	—
Equity method investments	188,436	219,018	30,582	16
Advances for property under facility operations	88,493	44,962	(43,531)	(49)
Goodwill, intangible assets acquired in business combinations	114,114	121,174	7,060	6
Other assets	115,912	129,385	13,473	12

Total Segment Assets	¥889,529	¥976,434	¥86,905	10

Insurance

Segment profits increased 12% to ¥70,826 million compared to fiscal 2023 primarily due to an increase in life insurance premiums and related investment income.

Segment assets increased 10% to ¥2,921,927 million compared to the end of fiscal 2023 primarily due to an increase in investment in securities.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥300	¥300	¥0	—
Life insurance premiums and related investment income	496,561	561,533	64,972	13
Services income	2,626	2,036	(590)	(22)

Total Segment Revenues	499,487	563,869	64,382	13

Interest expense	11	14	3	27
Life insurance costs	375,326	433,827	58,501	16
Other (income) and expense	(3)	98	101	—
Selling, general and administrative expenses	60,815	59,309	(1,506)	(2)
Provision for credit losses, and write-downs of long-lived assets and securities	(1)	(2)	(1)	—

Total Segment Expenses	436,148	493,246	57,098	13

Equity in Net income (Loss) of equity method investments and others	5	203	198	—

Segment Profits	¥63,344	¥70,826	¥7,482	12

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥18,109	¥11,792	¥(6,317)	(35)
Investment in operating leases	27,467	26,876	(591)	(2)
Investment in securities	1,982,573	2,236,495	253,922	13
Equity method investments	17,577	29,742	12,165	69
Goodwill, intangible assets acquired in business combinations	4,686	4,452	(234)	(5)
Other assets	595,793	612,570	16,777	3

Total Segment Assets	¥2,646,205	¥2,921,927	¥275,722	10

Banking and Credit

Segment profits increased 155% to ¥97,353 million compared to fiscal 2023 due to an increase in gains on sales of subsidiaries and equity method investments resulting from the partial sale of shares of ORIX Credit.

Segment assets decreased 1% to ¥2,934,217 million compared to the end of fiscal 2023 primarily due to decreases in other assets and trade notes, accounts and other receivable resulting from the partial sale of shares of ORIX Credit, partially offset by an increase in equity method investments.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥78,066	¥80,653	¥2,587	3
Gains on investment securities and dividends	(351)	600	951	—
Services income	7,059	7,321	262	4

Total Segment Revenues	84,774	88,574	3,800	4

Interest expense	5,181	5,302	121	2
Services expense	7,229	6,254	(975)	(13)
Other (income) and expense	(318)	(306)	12	—
Selling, general and administrative expenses	33,351	32,886	(465)	(1)
Provision for credit losses, and write-downs of long-lived assets and securities	716	4,064	3,348	468

Total Segment Expenses	46,159	48,200	2,041	4

Equity in Net income (Loss) of equity method investments and others	(488)	56,979	57,467	—

Segment Profits	¥38,127	¥97,353	¥59,226	155

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,395,340	¥2,378,183	¥(17,157)	(1)
Investment in securities	289,621	311,237	21,616	7
Inventories	9	0	(9)	—
Equity method investments	2,006	43,601	41,595	—
Goodwill, intangible assets acquired in business combinations	11,771	0	(11,771)	—
Other assets	255,038	201,196	(53,842)	(21)

Total Segment Assets	¥2,953,785	¥2,934,217	¥(19,568)	(1)

Aircraft and Ships

Segment profits increased 46% to ¥44,366 million compared to fiscal 2023 primarily due to an increase in operating leases revenues in our aircraft business.

Segment assets increased 45% to ¥1,169,641 million compared to the end of fiscal 2023 primarily due to an increase in investment in operating leases resulting from the acquisition of an investee in our ship-related business and due to general foreign exchange effects.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥7,312	¥7,769	¥457	6
Gains on investment securities and dividends	(1,350)	(130)	1,220	—
Operating leases	37,208	48,074	10,866	29
Sales of goods and real estate	624	97	(527)	(84)
Services income	10,871	9,381	(1,490)	(14)

Total Segment Revenues	54,665	65,191	10,526	19

Interest expense	6,974	11,596	4,622	66
Costs of operating leases	16,898	18,853	1,955	12
Costs of goods and real estate sold	647	96	(551)	(85)
Services expense	2,103	1,783	(320)	(15)
Other (income) and expense	(4,024)	(3,600)	424	—
Selling, general and administrative expenses	10,369	10,345	(24)	(0)
Provision for credit losses, and write-downs of long-lived assets and securities	1	3	2	200

Total Segment Expenses	32,968	39,076	6,108	19

Equity in Net income (Loss) of equity method investments and others	8,789	18,251	9,462	108

Segment Profits	¥30,486	¥44,366	¥13,880	46

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥75,914	¥60,468	¥(15,446)	(20)
Investment in operating leases	295,858	557,867	262,009	89
Investment in securities	5,112	11,960	6,848	134
Inventories	37	733	696	—
Advances for finance lease and operating lease	0	9,232	9,232	—
Equity method investments	347,508	399,061	51,553	15
Goodwill, intangible assets acquired in business combinations	18,461	19,114	653	4
Other assets	66,053	111,206	45,153	68

Total Segment Assets	¥808,943	¥1,169,641	¥360,698	45

ORIX USA

Segment profits decreased 52% to ¥27,931 million compared to fiscal 2023 primarily due to a decrease in gains on investment securities and dividends and a decrease in gains on sales of subsidiaries and equity method investments.

Segment assets increased 4% to ¥1,694,484 million compared to the end of fiscal 2023, primarily due to foreign exchange effects, partially offset by a decrease in installment loans.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥106,875	¥112,545	¥5,670	5
Gains on investment securities and dividends	29,209	6,446	(22,763)	(78)
Operating leases	426	1,225	799	188
Sales of goods and real estate	2,034	602	(1,432)	(70)
Services income	47,345	52,608	5,263	11

Total Segment Revenues	185,889	173,426	(12,463)	(7)

Interest expense	34,056	47,466	13,410	39
Costs of operating leases	216	547	331	153
Costs of goods and real estate sold	1,161	310	(851)	(73)
Services expense	4,871	4,331	(540)	(11)
Other (income) and expense	2,447	(2,078)	(4,525)	—
Selling, general and administrative expenses	85,515	85,483	(32)	(0)
Provision for credit losses, and write-downs of long-lived assets and securities	4,741	7,937	3,196	67

Total Segment Expenses	133,007	143,996	10,989	8

Equity in Net income (Loss) of equity method investments and others	5,726	(1,499)	(7,225)	—

Segment Profits	¥58,608	¥27,931	¥(30,677)	(52)

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥483	¥505	¥22	5
Installment loans	747,783	699,384	(48,399)	(6)
Investment in operating leases	3,612	9,858	6,246	173
Investment in securities	384,082	509,172	125,090	33
Property under facility operations and servicing assets	81,291	79,747	(1,544)	(2)
Inventories	142	159	17	12
Equity method investments	87,513	61,415	(26,098)	(30)
Goodwill, intangible assets acquired in business combinations	157,811	176,785	18,974	12
Other assets	162,167	157,459	(4,708)	(3)

Total Segment Assets	¥1,624,884	¥1,694,484	¥69,600	4

ORIX Europe

Segment profits decreased 6% to ¥41,638 million compared to fiscal 2023 primarily due to an increase in interest expense related to the investment in OCE.

Segment assets increased 8% to ¥662,139 million compared to the end of fiscal 2023, primarily due to foreign exchange effects.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥812	¥2,409	¥1,597	197
Gains on investment securities and dividends	(1,349)	10,711	12,060	—
Services income	207,829	214,031	6,202	3

Total Segment Revenues	207,292	227,151	19,859	10

Interest expense	506	289	(217)	(43)
Services expense	48,921	54,224	5,303	11
Other (income) and expense	609	2,666	2,057	338
Selling, general and administrative expenses	112,129	130,496	18,367	16
Provision for credit losses, and write-downs of long-lived assets and securities	0	217	217	—

Total Segment Expenses	162,165	187,892	25,727	16

Equity in Net income (Loss) of equity method investments and others	(641)	2,379	3,020	—

Segment Profits	¥44,486	¥41,638	¥(2,848)	(6)

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥76,648	¥82,568	¥5,920	8
Equity method investments	10,213	11,907	1,694	17
Goodwill, intangible assets acquired in business combinations	331,080	364,773	33,693	10
Other assets	194,943	202,891	7,948	4

Total Segment Assets	¥612,884	¥662,139	¥49,255	8

Asia and Australia

Segment profits increased 7% to ¥47,069 million compared to fiscal 2023 primarily due to increases in operating leases revenues and gains on investment securities and dividends, partially offset by the absence of gains on sales of subsidiaries and equity method investments recorded in fiscal 2023 and an increase in provision for credit losses.

Segment assets increased 15% to ¥1,709,233 million compared to the end of fiscal 2023, primarily due to foreign exchange effects.

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥59,933	¥70,836	¥10,903	18
Gains on investment securities and dividends	1,574	7,885	6,311	401
Operating leases	104,614	122,624	18,010	17
Sales of goods and real estate	1,698	425	(1,273)	(75)
Services income	20,613	23,523	2,910	14

Total Segment Revenues	188,432	225,293	36,861	20

Interest expense	23,088	35,737	12,649	55
Costs of operating leases	78,950	90,336	11,386	14
Costs of goods and real estate sold	1,673	400	(1,273)	(76)
Services expense	12,214	15,039	2,825	23
Other (income) and expense	147	(1,490)	(1,637)	—
Selling, general and administrative expenses	37,844	41,558	3,714	10
Provision for credit losses, and write-downs of long-lived assets and securities	2,601	8,027	5,426	209

Total Segment Expenses	156,517	189,607	33,090	21

Equity in Net income (Loss) of equity method investments and others	11,941	11,383	(558)	(5)

Segment Profits	¥43,856	¥47,069	¥3,213	7

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥454,961	¥530,426	¥75,465	17
Installment loans	312,809	343,936	31,127	10
Investment in operating leases	329,549	395,573	66,024	20
Investment in securities	36,444	33,520	(2,924)	(8)
Property under facility operations	1,184	1,849	665	56
Inventories	202	224	22	11
Advances for finance lease and operating lease	3,720	3,017	(703)	(19)
Equity method investments	249,481	271,682	22,201	9
Goodwill, intangible assets acquired in business combinations	6,746	7,313	567	8
Other assets	89,473	121,693	32,220	36

Total Segment Assets	¥1,484,569	¥1,709,233	¥224,664	15

Revenues, New Business Volumes and Investments

Finance revenues

	Year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥319,478	¥348,001	¥28,523	9

Finance revenues increased 9% to ¥348,001 million for fiscal 2024 compared to fiscal 2023 primarily due to an increase in interest rates in the Americas and changes in foreign currency exchange rates.

Net investment in leases

	As of and for the year ended March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases:
New equipment acquisitions	¥512,684	¥535,985	¥23,301	5
Japan	205,011	212,462	7,451	4
Overseas	307,673	323,523	15,850	5
Net investment in leases	1,087,563	1,155,023	67,460	6

New equipment acquisitions related to net investment in leases increased 5% to ¥535,985 million compared to fiscal 2023. In Japan, new equipment acquisitions increased 4% in fiscal 2024 compared to fiscal 2023. In overseas, new equipment acquisitions increased 5% in fiscal 2024 compared to fiscal 2023 primarily due to increases in Asia.

Net investment in leases as of March 31, 2024 increased 6% to ¥1,155,023 million compared to March 31, 2023 primarily due to increases in assets in overseas.

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

New loans added increased 12% to ¥1,433,243 million compared to fiscal 2023. In Japan, new loans added increased 20% to ¥1,064,986 million compared to fiscal 2023. In overseas, new loans added decreased 5% to ¥368,257 million compared to fiscal 2023 primarily due to decreased lending activity in the Americas.

The balance of installment loans as of March 31, 2024 increased 1% to ¥3,958,814 million compared to March 31, 2023, primarily due to foreign exchange effects, partially offset by decreases in the new loans added in the Americas, as well as the collection amounts exceeding the new loans added in Asia.

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Real estate loans	¥1,949,865	¥1,851,214	¥(98,651)	(5)
Card loans	171,635	72,353	(99,282)	(58)
Other	29,688	5,680	(24,008)	(81)

Subtotal	2,151,188	1,929,247	(221,941)	(10)

Corporate borrowers in Japan
Real estate companies	296,228	334,506	38,278	13
Non-recourse loans	124,499	145,286	20,787	17
Commercial, industrial and other companies	165,951	187,824	21,873	13

Subtotal	586,678	667,616	80,938	14

Consumer borrowers in overseas
Real estate loans	107,094	96,247	(10,847)	(10)
Other	43,054	47,415	4,361	10

Subtotal	150,148	143,662	(6,486)	(4)

Corporate borrowers in overseas
Real estate companies	277,839	190,630	(87,209)	(31)
Non-recourse loans	38,654	50,263	11,609	30
Commercial, industrial and other companies	660,840	705,494	44,654	7

Subtotal	977,333	946,387	(30,946)	(3)

Equity method investees	27,424	251,929	224,505	819

Purchased loans*	12,255	19,973	7,718	63

Total	¥3,905,026	¥3,958,814	¥53,788	1

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

The balance of installment loans to consumer borrowers in Japan as of March 31, 2024 decreased 10% to ¥1,929,247 million compared to the balance as of March 31, 2023, primarily due to a decrease in the balance of card loans associated with the sale of a subsidiary and a decrease in the balance of real estate loans for consumers. The balance of installment loans to corporate borrowers in Japan as of March 31, 2024 increased 14% to ¥667,616 million compared to the balance as of March 31, 2023, primarily due to an increase in new loans added. The balance of installment loans to consumer borrowers in overseas as of March 31, 2024 decreased 4% to ¥143,662 million compared to the balance as of March 31, 2023, primarily due to a decrease in Asia despite foreign exchange effects. The balance of installment loans to corporate borrowers in overseas as of March 31, 2024 decreased 3% to ¥946,387 million compared to the balance as of March 31, 2023, in line with the aforementioned decrease in the Americas and Asia, partially offset by foreign exchange effects. The balance of installment loans to equity method investees as of March 31, 2024 increased 819% to ¥251,929 million compared to the balance as of March 31, 2023, primarily due to an increase in new loans added and recognition of installment loans associated with the partial sale of an interest in a subsidiary

For further information, see Note 7 of “Item 18. Financial Statements”.

Asset quality

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

The provision for credit losses as a percentage of the average balance of installment loans not individually assessed for credit losses increased 0.03% compared to fiscal 2023, primarily due to the re-evaluation of past loss experience and forecasted future economic indicators such as GDP growth rates and unemployment rates in Japan and Asia.

The balance of non-performing loans not individually assessed that are estimated for credit losses by using installment loans with similar risk characteristics as one pool increased ¥448 million to ¥34,154 million as of March 31, 2024 compared to March 31, 2023.

	As of March 31,
	2023	2024

	(Millions of yen)
Non-performing loans not individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥1,302	¥861
Card loans	1,588	0
Other	6,312	0

Subtotal	9,202	861

Corporate borrowers in Japan
Real estate companies	53	75
Commercial, industrial and other companies	191	165

Subtotal	244	240

Consumer borrowers in overseas
Real estate loans	316	340
Other	331	658

Subtotal	647	998

Corporate borrowers in overseas
Real estate companies	13,617	17,057
Non-recourse loans	2,314	2,057
Commercial, industrial and other companies	7,682	12,711

Subtotal	23,613	31,825

Loans to Equity method investees	0	230

Total	¥33,706	¥34,154

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

	As of March 31,
	2023	2024

	(Millions of yen)
Non-performing loans individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥11,161	¥11,210
Card loans	3,655	0
Other	14,527	96

Subtotal	29,343	11,306

Corporate borrowers in Japan
Real estate companies	2,022	1,401
Commercial, industrial and other companies	1,239	392

Subtotal	3,261	1,793

Consumer borrowers in overseas
Real estate loans	231	767
Other	774	1,702

Subtotal	1,005	2,469

Corporate borrowers in overseas
Real estate companies	0	1,125
Non-recourse loans	933	1,058
Commercial, industrial and other companies	12,075	34,092

Subtotal	13,008	36,275

Loans to Equity method investees	666	1,699

Purchased loans	1,021	880

Total	¥48,304	¥54,422

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

*2	“Other” mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.

	As of March 31,		Change
	2023	2024	Amount	Percent (%)

	(Millions of yen, except percentage data)
Provision for credit losses:
Net investment in leases	¥1,678	¥3,064	¥1,386	83
Loans not individually assessed for credit losses	5,321	6,782	1,461	27
Loans individually assessed for credit losses	5,487	10,806	5,319	97

Subtotal	12,486	20,652	8,166	65

Off-balance sheet credit exposures	(4,542)	(440)	4,102	(90)
Available-for-sale debt securities	(21)	445	466	—
Other financial assets measured at amortized cost	194	311	117	60

Total	¥8,117	¥20,968	¥12,851	158

The provision on installment loans not individually assessed for credit losses were ¥5,321 million and ¥6,782 million in fiscal 2023 and 2024, respectively. The provision for credit losses on loans not individually assessed in fiscal 2024 increased compared to fiscal 2023 primarily due to the re-valuation of past loss experience and forecasted future economic indicators such as GDP growth rates and unemployment rates in Japan and the Asia region.

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

New securities added increased to ¥628,060 million in fiscal 2024 compared to fiscal 2023. New securities added in Japan increased 10% in fiscal 2024 compared to fiscal 2023 primarily due to an increase in investments in government bond securities and corporate debt securities. New securities added overseas increased 11% in fiscal 2024 compared to fiscal 2023 primarily due to an increase in CMBS/RMBS and other asset-backed securities and debt securities.

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

Investments in equity securities as of March 31, 2024 increased 19% to ¥597,601 million compared to March 31, 2023 primarily due to an increase in fund investments in Japan and in the Americas. Investments in available-for-sale debt securities as of March 31, 2024 increased 19% to ¥2,665,478 million compared to March 31, 2023 primarily due to an increase in investments in government bond securities and corporate debt securities in Japan, and CMBS/RMBS and other asset-backed securities and debt securities in the Americas.

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

Net gains on investment securities increased 20% to ¥30,731 million in fiscal 2024 compared to fiscal 2023 primarily due to an increase in net unrealized holding gains on fund investments. Dividends income increased 7% to ¥2,292 million in fiscal 2024 compared to fiscal 2023. Due to the above results, gains on investment securities and dividends increased 19% to ¥33,023 million in fiscal 2024 compared to fiscal 2023.

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

Revenues from operating leases in fiscal 2024 increased 7% to ¥535,490 million compared to fiscal 2023 primarily due to an increase in revenues from leases in the leasing business in Asia and Australia and in the aircraft leasing business. In fiscal 2023 and 2024, gains from the disposition of operating lease assets were ¥56,932 million and ¥53,441 million, respectively.

Costs of operating leases increased 6% to ¥356,760 million in fiscal 2024 compared to fiscal 2023 primarily due to an increase in investments in the leasing business in Asia and Australia and investments in the aircraft leasing business.

New equipment acquisitions related to operating leases increased 28% to ¥572,084 million in fiscal 2024 compared to fiscal 2023 primarily due to an increase in investments in the leasing business in Asia and Australia and an increase in investments in the aircraft leasing business.

Investment in operating leases as of March 31, 2024 increased 22% to ¥1,868,574 million compared to March 31, 2023 primarily due to an increase in investments in the leasing business in Asia and Australia and an increase in investments in the aircraft leasing business, and an asset acquisition.

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

Investment in transportation equipment operating leases as of March 31, 2024 increased 33% to ¥1,264,332 million compared to March 31, 2023 primarily due to an increase in investments in the leasing business in Asia and Australia and an increase in investments in the aircraft leasing business, and an asset acquisition. Investment in measuring and information-related equipment operating leases as of March 31, 2024 increased 18% to ¥154,794 million compared to March 31, 2023 primarily due to an increase in investments in the rental business. Investment in real estate operating leases as of March 31, 2024 decreased 3% to ¥261,706 million compared to March 31, 2023 primarily due to sales of real estate under operating leases in Japan. Investment in other operating leases as of March 31, 2024 increased 3% to ¥49,286 million compared to March 31, 2023 primarily due to an increase in investments in the rental business.

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

Life insurance premiums increased 2% to ¥459,655 million in fiscal 2024 compared to fiscal 2023 primarily due to an increase in the number of policies in force.

Life insurance-related investment income increased 133% to ¥99,268 million in fiscal 2024 compared to fiscal 2023. Net income on investment securities and investment in partnerships and other investments increased mainly in investment income from assets under variable annuity and variable life insurance contracts.

Life insurance costs increased 16% to ¥433,863 million in fiscal 2024 compared to fiscal 2023 primarily due to an increase in a provision of liability reserve.

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

Investment in securities as of March 31, 2024 increased 13% to ¥2,266,237 million compared to March 31, 2023, primarily due to an increase in assets under variable annuity and variable life insurance contract. During fiscal 2024, bonds held as held-to-maturity debt securities were reclassified to available-for-sale debt securities.

For further information, see Note 23 and Note 24 of “Item 18. Financial Statements.”

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

Sales of goods and real estate decreased 5% to ¥373,914 million compared to fiscal 2023 primarily due to a decrease in sales of goods.

Costs of goods and real estate sold decreased 19% to ¥268,627 million compared to fiscal 2023, greater than the decrease in sales of goods and real estate, primarily due to acquisitions and sales of subsidiaries with different cost to revenue ratio in fiscal 2023. We recognized ¥1,205 million and ¥2,308 million of write-downs for fiscal 2023 and 2024, respectively, which were included in costs of goods and real estate sold. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.

New real estate added increased 80% to ¥148,878 million in fiscal 2024 compared to fiscal 2023.

Inventories as of March 31, 2024 increased 35% to ¥227,359 million compared to March 31, 2023, primarily due to an increase in residential condominiums.

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

Services income increased 4% to ¥965,010 million in fiscal 2024 compared to fiscal 2023 primarily due to an increase in income related to real estate business.

Services expense decreased 2% to ¥560,101 million in fiscal 2024 compared to fiscal 2023 primarily due to a decrease in expenses related to the environment and energy business.

New assets added for property under facility operations increased 134% to ¥120,258 million in fiscal 2024 compared to fiscal 2023 primarily due to the increase in investments in electric power facilities overseas.

Property under facility operations as of March 31, 2024 increased 11% to ¥689,573 million compared to March 31, 2023 primarily due to investments in electric power facilities overseas and completion of domestic property under facility operations.

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

Other (income) and expense

Other (income) and expense was a net income of ¥4,671 million during fiscal 2024 compared to a net expense of ¥14,445 million during fiscal 2023. In other (income) and expense, we recognized foreign currency transaction losses of ¥1,126 million during fiscal 2024 compared to foreign currency transaction losses of ¥1,956 million during fiscal 2023, and we recognized impairment losses on goodwill and other intangible assets of ¥0 million during fiscal 2024 compared to impairment losses on goodwill and other intangible assets of ¥515 million during fiscal 2023. For further information on our goodwill and other intangible assets, see Note 13 of “Item 18. Financial Statements”.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 12% to ¥627,633 in fiscal 2024 compared to ¥559,406 in fiscal 2023.

Employee salaries and other personnel expenses accounted for 56% of selling, general and administrative expenses in fiscal 2024, and the remaining portion consists of selling expenses and other administrative expenses, such as IT-related expenses and advertising expenses.

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

Equity in net income (loss) of equity method investments

Equity in net income (loss) of equity method investments increased in fiscal 2024 to ¥36,774 million compared to ¥22,081 million in fiscal 2023 primarily due to increases in equity in net income (loss) of equity method investments from investees relating to overseas renewable energy, Kansai Airports and Avolon, partially offset by decreases in equity net income (loss) of equity method investments from domestic investees. For further information, see Note 12 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and equity method investments and liquidation losses, net

Gains on sales of subsidiaries and equity method investments and liquidation losses, net increased to ¥72,488 million in fiscal 2024 compared to ¥33,000 million in fiscal 2023, primarily due to the favorable profit from sales in Japan including the partial sale of ORIX Credit in fiscal 2024. For further information, see Note 3 of “Item 18. Financial Statements.”

Bargain Purchase Gain

In fiscal 2024, we recognized no bargain purchase gain compared to bargain purchase gains of ¥1,174 million associated with four of the acquisitions executed in fiscal 2023. For further information, see Note 3 of “Item 18. Financial Statements.”

Provision for income taxes

Provision for income taxes increased to ¥131,388 million in fiscal 2024 compared to ¥95,245 million in fiscal 2023 primarily due to an increase in income before income taxes. For further information, see Note 16 of “Item 18. Financial Statements.”

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

Uncertainties caused by geopolitical instability and the outlook for monetary policies of central banks of major countries still continue. Depending on future developments, we expect an increase in liquidity risk, including higher procurement costs. Specifically, we may be unable to borrow new funds or roll-over existing funds; we may be unable to issue bonds, MTNs and CP in the capital markets; and we expect there will be an increase in the amount of interest we need to pay if we are able to access such funding. Notwithstanding the current environment, the ORIX Group is working to maintain stable procurement and reduce liquidity risk in accordance with the above policy. In addition, with respect to rising costs, we are working to maintain a high rating from rating agencies and to maintain good communication with the market so that we can raise funds at reasonable interest rates when refinancing our existing funding.

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

Sources of Liquidity

Borrowings from Financial Institutions

ORIX Group borrows from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2025, the number of our lenders was about 200. We have promoted regular face-to-face communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. As of March 31, 2024 and 2025, short-term debt from Japanese and foreign financial institutions were ¥436,822 million and ¥461,466 million, respectively, while long-term debt from financial institutions were ¥3,987,754 million and ¥4,031,105 million, respectively.

We intend to continue to strengthen our financial condition, while maintaining appropriately diverse funding.

Committed Credit Facilities

We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2024 and 2025 were ¥758,667 million and ¥795,634 million, respectively. Of these figures, the unused amounts as of March 31, 2024 and 2025 were ¥559,322 million and ¥598,079 million, respectively. A portion of these facilities is arranged to be drawn down in foreign currencies by ORIX and certain of our overseas subsidiaries. The decision to enter into a committed credit facility is made based on factors including our balance of cash and cash equivalents and repayment schedules of short-term debt such as CP.

Debt from the Capital Markets

Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of loans receivables and other assets. In the current fiscal year, the Company redeemed and issued unsecured subordinated bonds (with interest payment deferral clause and optional early redemption condition) (hybrid bonds) in Japan.

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

The total balance of bonds and MTNs issued as of March 31, 2024 and 2025 was ¥1,481,858 million and ¥1,638,436 million, respectively, of which bonds and MTNs amounting to ¥70,818 million and ¥87,879 million, respectively, were issued by overseas subsidiaries.

As of March 31, 2024 and 2025, the balance of bonds issued by ORIX for domestic institutional investors was ¥498,923 million and ¥458,928 million, respectively, while the balance of bonds issued by ORIX for individual investors were ¥144,551 million and ¥114,665 million, respectively. The balances of bonds and MTNs issued outside Japan were ¥726,908 million and ¥891,591 million as of March 31, 2024 and 2025, respectively.

CP

We offer CP as a direct financing source, and have successfully obtained a diverse range of investors such as financial institutions and investment trusts, as well as private corporations. We consider our liquidity levels and stagger the dates of issuance and maturity over time to avoid significant overlap. The balance of outstanding CP as of March 31, 2024 and 2025 was ¥13,849 million and ¥7,588 million, respectively.

Securitization

We securitize loan receivables and other assets. We recognize liabilities consolidated with such investments as our liabilities when required under applicable accounting standards. The total amounts of payables under securitized loan receivables and other assets as of March 31, 2024 and 2025 were ¥160,072 million and ¥63,577 million, respectively.

Deposits

ORIX Bank and ORIX Asia Limited each accept deposits from customers. These deposits taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

The majority of deposits are attributable to ORIX Bank, which mainly attracts retail deposits, and which deposit balances remain stable. Deposit balances of ORIX Bank as of March 31, 2024 and 2025 were ¥2,236,432 million and ¥2,443,577 million, respectively.

Short-term and long-term debt and deposits

Short-term Debt

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Short-term debt :
Borrowings from financial institutions	¥436,822	¥461,466	¥24,644	6
Secured borrowings on securities lending transactions	120,116	80,626	(39,490)	(33)
Bonds	1,122	0	(1,122)	(100)
Commercial paper	13,849	7,588	(6,261)	(45)
Payable under securitized loan receivables and other assets	2,186	0	(2,186)	(100)

Total short-term debt	¥574,095	¥549,680	¥(24,415)	(4)

Note:

The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. Such liabilities as of March 31, 2024 were ¥2,186 million. There were no such liabilities recorded as of March 31, 2025.

Short-term debt as of March 31, 2025 was ¥549,680 million. The ratio was 9% and 9% of total debt (excluding deposits) as of March 31, 2024 and 2025. As of March 31, 2025, 84% of short-term debt was borrowings from financial institutions.

Long-term debt

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Long-term debt :
Borrowings from financial institutions and other	¥3,987,754	¥4,031,105	¥43,351	1
Bonds	1,208,672	1,251,120	42,448	4
Medium-term notes	272,064	387,316	115,252	42
Payable under securitized loan receivables and other assets	157,886	63,577	(94,309)	(60)

Total long-term debt	¥5,626,376	¥5,733,118	¥106,742	2

Note:

The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. Such liabilities as of March 31, 2024 and 2025 were ¥339,143 million and ¥199,360 million, respectively.

Long-term debt as of March 31, 2025 was ¥5,733,118 million. The ratio was 91% and 91% of total debt (excluding deposits) as of March 31, 2024 and 2025. Borrowings from financial institutions and other comprised 70% of the long-term debt as of March 31, 2025.

49% of interest paid on long-term debt in fiscal 2025 was fixed rate interest, with the remainder being floating rate interest.

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

Deposits

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Deposits	¥2,245,835	¥2,449,812	¥203,977	9

Note: VIEs did not have any deposits as of March 31, 2024 and 2025.

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

Investment Products

We provide investment products to our customers that employ a contractual mechanism known in Japan as a kumiai, which is in effect a type of SPEs. We arrange and market kumiai products to investors as a means to finance the purchase of aircraft, ships or other large-ticket items to be leased to third parties. A portion of the funds necessary to purchase the item is contributed by such investors, while the remainder is borrowed by the kumiai from one or more financial institutions in the form of a non-recourse loan. The kumiai investors (and any lenders to the kumiai) retain all of the economic risks and rewards in connection with the purchase and leasing activities of the kumiai, and all related gains or losses are recorded on the financial statements of investors in the kumiai. We are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. Fee income for arranging and administering these transactions is recognized in our consolidated financial statements. In most kumiai transactions, excluding some kumiai and SPEs, we do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPEs and, accordingly, their assets are not reflected on our consolidated balance sheet.

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

For further information concerning our SPEs, see Note 11 of “Item 18. Financial Statements.”

Contractual Obligations

The table below sets forth the maturities of contractual cash obligations as of March 31, 2025.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years

	(Millions of yen)
Contractual cash obligations:
Deposits	¥2,449,812	¥1,819,970	¥294,006	¥259,532	¥76,304
Long-term debt	5,733,118	867,767	1,658,147	1,583,032	1,624,172
Unconditional purchase obligation related to lease agreements	11,491	104	9,217	338	1,832
Lease liabilities related to lessee leases	296,151	53,118	69,127	50,464	123,442
Unconditional noncancelable contracts for computer systems	13,469	5,809	7,502	157	1
Interest rate swaps:
Notional amount (floating to fixed)	678,027	92,348	159,691	126,650	299,338
Notional amount (fixed to floating)	141	0	0	0	141

Total contractual cash obligations	¥9,182,209	¥2,839,116	¥2,197,690	¥2,020,173	¥2,125,230

Items excluded from the above table include short-term debt of ¥549,680 million, trade notes, accounts and other payable of ¥339,787 million and policy liabilities and policy account balances of ¥1,948,047 million as of March 31, 2025.

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

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

Cash, cash equivalents and restricted cash as of March 31, 2025 were ¥1,321,983 million due to an increase of ¥136,676 million compared to March 31, 2024.

Cash flows provided by operating activities were ¥1,300,193 million during fiscal 2025, up from ¥1,243,402 million during fiscal 2024. This change resulted primarily from an increase in policy liabilities and policy account balances and a decrease in an increase in inventories.

Cash flows used in investing activities were ¥1,309,695 million during fiscal 2025, down from ¥1,372,803 million during fiscal 2024. This change resulted primarily from an increase in proceeds from sales and redemption of available-for-sale debt securities, partially offset by an increase in purchases of lease equipment and available-for-sale debt securities.

Cash flows provided by financing activities were ¥149,322 million during fiscal 2025 compared to the outflow of ¥85,477 million during fiscal 2024. This change was primarily due to proceeds from debt with maturities longer than three months exceeding the amounts of repayments and a change from a decrease to an increase in deposits due to customers.

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

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2025, we had unconditional purchase obligation related to lease agreements in the amount of ¥11,491 million. For information on commitments, guarantees and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

TREND INFORMATION

See the discussion under “—Results of Operations” and “—Liquidity and Capital Resources.”

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2025.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years

	(Millions of yen)
Commitments:
Guarantees	¥903,728	¥205,569	¥131,902	¥152,908	¥413,349
Committed credit lines and other	850,784	312,827	302,874	37,547	197,536

Total commercial commitments	¥1,754,512	¥518,396	¥434,776	¥190,455	¥610,885

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

Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risks of the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥543,453 million as of March 31, 2025.

The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae and Freddie Mac, including among others, that: the mortgage meets Fannie Mae and Freddie Mac requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty has been breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae and Freddie Mac for any related losses incurred. The subsidiary had no such repurchase claims during fiscal 2025.

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

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2025:

	March 31, 2025
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(Millions of yen)
Financial Assets:
Loans held for sale	¥97,694	¥0	¥29,900	¥67,794
Available-for-sale debt securities	2,607,637	12,243	2,377,740	217,654
Equity securities	418,690	137,014	119,466	162,210
Derivative assets	64,170	361	54,992	8,817
Other assets	2,586	0	0	2,586

Total	¥3,190,777	¥149,618	¥2,582,098	¥459,061

Financial Liabilities:
Derivative liabilities	¥56,038	¥129	¥55,257	¥652
Policy Liabilities and Policy Account Balances	136,257	0	0	136,257
Accounts Payable	15,259	0	0	15,259

Total	¥207,554	¥129	¥55,257	¥152,168

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 requires particularly careful judgment because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.

As of March 31, 2025, financial assets measured at fair value on a recurring basis and classified as Level 3 and the percentages of total assets are as follows:

	March 31, 2025
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)

	(Millions of yen, except percentage data)
Level 3 Assets:
Loans held for sale	¥67,794	0

Available-for-sale debt securities	217,654	1
Japanese prefectural and foreign municipal bond securities	10,878	0
Corporate debt securities	4,252	0
CMBS and RMBS in the Americas	7,082	0
Other asset-backed securities and debt securities	195,442	1

Equity securities	162,210	1
Investment funds and others	162,210	1

Derivative assets	8,817	0
Options held/written and other	8,817	0

Other assets	2,586	0
Reinsurance recoverables	2,586	0

Total Level 3 financial assets	¥459,061	3

Total assets	¥16,866,251	100

As of March 31, 2025, the amount of financial assets classified as Level 3 was ¥459,061 million, among financial assets that we measured at fair value on a recurring basis. Level 3 assets represent 3% of our total assets.

Other asset-backed securities and debt securities, and Investment funds and others classified as Level 3 were ¥195,442 million and ¥162,210 million respectively, as of March 31, 2025, which are 43% and 35% of total Level 3 financial assets, respectively.

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

Investment funds and others classified as Level 3 are mainly investments held by the investment companies which are owned by a certain Americas subsidiary, and certain investments in investment funds for which certain subsidiaries elected the fair value option. With respect to investments held by the investment companies which are owned by a certain Americas subsidiary, fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC)

and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. With respect to certain investments in investment funds for which certain subsidiaries elected the fair value option, the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market, broker quotes, or discounted cash flow methodologies.

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

In developing the allowance for credit losses, we consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	value of underlying collateral and guarantees; and

•	current economic and business conditions and expected outlook in the future.

There are two methods for estimating the allowance for credit losses; collective evaluation and individual evaluation. We also recognize allowances for off-balance sheet credit exposures.

Collective evaluation

When certain financial assets have similar risk characteristics to other financial assets, we collectively evaluate these financial assets as a pool. The forecasted future economic indicators correlated with the prior charge-off experience are reflected in the estimate of the allowance for credit losses. Economic indicators correlated with prior charge-off experience are determined over a reasonable and supportable forecasted period. Economic indicators include GDP growth rates, consumer price indices, unemployment rates, and government bond interest rates. We also consider forward-looking scenarios of how the selected economic indicators will change in the future. We use the latest economic forecasts available from economic reports published by governments and central banks, as well as from third-party information providers as economic indicators.

Individual evaluation

When financial assets do not have similar risk characteristics to other financial assets, we evaluate individually the financial assets. In the individual assessment the allowance for credit losses is estimated individually based on the present value of expected future cash flows, and the observable market price or the fair value of the collateral if the financial assets are collateral-dependent.

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

Allowance for off-balance sheet credit exposures

If the entity has a present contractual obligation to extend credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of installment loans and financial guarantees are in the scope of the allowance for credit losses.

For loan commitments of installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn.

For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures.

The allowance for off-balance sheet credit exposures is measured using the same measurement methodologies as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts.

The allowance for these off-balance sheet credit exposures is recorded in other liabilities on the consolidated balance sheets.

While management considers the allowance to be adequate based on currently available information, additional provisions may be required due to future uncertain events and factors.

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

The accounting estimates relating to unguaranteed residual value for finance leases and operating leases affect mainly the Corporate Financial Services and Maintenance Leasing segment, and the Asia and Australia segment.

INSURANCE POLICY LIABILITIES AND DEFERRED POLICY ACQUISITION COSTS

Certain subsidiaries write life insurance policies to customers. The policies are classified as long-duration contracts and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. The calculation of liabilities for future policy benefits other than single-payment whole life insurance and individual annuities is computed using the same contract groupings (also referred to as cohorts) by policy year, currency, payment method (full term payment or limited payment) and product category and the liabilities for future policy benefits are computed using the net level premium method based on expected future policy benefit payments. A liability is recorded for the present value of expected future policy insurance benefits to be paid and certain related costs, less the present value of expected future net premium to be earned, at the time the premium revenue recognized. For limited payment contracts, the excess of gross premiums received over net premium is recorded as a deferred profit liability.

The liabilities for future policy benefits are measured using assumptions such as mortality, morbidity, lapse, expense and discount rates. These assumptions are determined based on historical experience, industry data and other factors. Certain subsidiaries review and update future cash flow assumptions at least annually except for expense assumptions. Certain subsidiaries elected to lock in and not to update expense assumptions after expense assumptions are determined based on the most recent actual results at the time of contract issuance. The net premium ratios for calculating the liabilities for future policy benefits are also updated quarterly by cohort, reflecting actual cash flows. Certain subsidiaries remeasure the liabilities for future policy benefits using the updated net premium ratios as of the beginning of the reporting period in which the assumptions are updated and record the change from the remeasurement as gains or losses. For periods subsequent to the remeasurement, certain subsidiaries calculate the liabilities for future policy benefits using updated net premium ratios. If net premiums exceed gross premiums, the liabilities for future policy benefits are increased and the excess is recognized immediately in earnings.

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

Policy liabilities and policy account balances for single-payment whole life insurance and fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate, less withdrawals, expenses and other charges.

Certain costs related directly to the successful acquisition of new or renewal insurance contracts are deferred. Deferred policy acquisition costs consist primarily of agent commissions, except for policy maintenance costs, and underwriting expenses. For amortization of deferred policy acquisition costs, insurance contracts are grouped by contract year, currency, payment method (full term payment or limited payment) and product category, using the same contract groupings for the calculation of the liabilities for future policy benefits.Insurance contracts for which the liabilities for future policy benefits are not calculated are grouped by policy year, currency, and product category. Deferred policy acquisition costs are amortized at constant-level basis for each cohort over the expected term of the policies.

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

If certain reinsurance commissions (income) corresponding to costs related directly to the successful acquisition of new or renewal insurance contracts are incurred, they are similarly deferred and amortized in accordance with U.S.GAAP at a constant level over the expected insurance period, and deducted from the unamortized balance of deferred acquisition costs related to the contracts subject to the reinsurance contract.

The accounting estimates relating to insurance policy liabilities and deferred policy acquisition costs affect the Insurance segment.

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

The accounting estimates used to assess hedge effectiveness could affect mainly the Insurance segment and the Asia and Australia segment.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2025 would decrease or increase, respectively, by approximately ¥2,895 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2025 would decrease by approximately ¥1,022 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2025 would increase by approximately ¥1,117 million.

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

FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY

We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate held for investment and rental is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2025, as well as the fair value as of the end of fiscal 2025.

Year ended March 31, 2025
Carrying amount *[1]
Balance at April 1, 2024	Change amount	Balance at March 31, 2025	Fair value at March 31, 2025 *[2]
	(Millions of yen)
¥376,571	¥11,844	¥388,415	¥471,735

*[1]	Carrying amounts are stated as cost less accumulated depreciation and accumulated impairment loss.
*[2]

Fair value is either obtained from appraisal reports by external qualified appraisers, calculated by internal appraisal department in accordance with “Real estate appraisal standards,” or calculated by other reasonable internal calculation utilizing similar methods.

Investment and rental property revenue and expense for fiscal 2025 were as follows:

Year Ended March 31, 2025
Revenue*[1]	Expense*[2]	Net
	(Millions of yen)
¥72,707	¥32,690	¥40,017

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

RECENT DEVELOPMENTS

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In December 2023, Accounting Standards Update 2023-08 (“Accounting for and Disclosure of Crypto Assets”—Subtopic 350-60 (“Intangibles—Goodwill and Other—Crypto Assets”)) was issued. This update requires that crypto assets within the scope of this Subtopic generally be remeasured at fair value at the end of the reporting period and that changes in carrying amount due to remeasurement be recognized in the income statement. It also requires new disclosures about crypto assets within the scope of this Subtopic. This update is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2025. The Company and its subsidiaries expect that the adoption of this update will have no material impact on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.

In December 2023, Accounting Standards Update 2023-09 (“Improvements to Income Tax Disclosures”—ASC 740 (“Income Taxes”)) was issued. This update requires annual disclosure of income taxes. It requires disclosure of specific categories in the rate reconciliation and separate disclosure and additional information for reconciliation items that are equal to or greater than 5% of the amount computed by multiplying income (or loss) before income taxes by the applicable statutory income tax rate. It also requires disclosure of the amount of income taxes paid disaggregated by national, local and foreign. Additionally, it requires separate disclosure of the amount of income taxes paid disaggregated by each tax jurisdiction in which income taxes paid is equal to or greater than 5% of the total income taxes paid. This update is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company and its subsidiaries will adopt this update that requires annual disclosures on April 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ disclosures.

In March 2024, Accounting Standards Update 2024-01 (“Scope Application of Profits Interest and Similar Awards”—ASC 718(“Compensation—Stock Compensation”)) was issued. This update clarifies how an entity should apply the scope guidance to determine whether profits interest and similar awards (“profits interests awards” from hereafter) should be accounted for in accordance with ASC 718(“Compensation—Stock Compensation”). This update is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The Company and its subsidiaries will adopt this update on April 1, 2025 using the option to apply amendments prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The Company and its subsidiaries expect that the adoption of this update will have no material impact on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.

In November 2024, Accounting Standards Update 2024-03 (“Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures”—(Subtopic 220-40)) was issued, and related update clarifying effective date was issued thereafter. This update requires that entities disclose purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. It also requires specified expenses, gains or losses that are already disclosed under existing US GAAP to be included in the disclosure of the relevant expense captions, and any remaining amounts to be described qualitatively. Additionally, separate disclosures of total selling expenses and its definition are also required. This update is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027, and early adoption is permitted. This update will either be applied prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2027 for annual disclosure and on April 1, 2028 for interim disclosure. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ disclosures.

In November 2024, Accounting Standards Update 2024-04 (“Induced Conversions of Convertible Debt Instruments”—Subtopic 470-20 (“Debt—Debt with Conversion and Other Options”)) was issued. This update clarifies the application requirements for accounting treatment when conversions are induced by incentives. This update is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years, and early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2026. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.

In May 2025, Accounting Standards Update 2025-03 (“Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity”—ASC 805 (“Business Combinations”), ASC 810 (“Consolidation”)) was issued. This update requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in the guidance of Subtopic 805-10 (“Business Combinations—Overall”) to determine which entity is the accounting acquirer. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update requires that an entity apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.

In May 2025, Accounting Standards Update 2025-04 (“Clarifications to Share-Based Consideration Payable to a Customer”—ASC 718 (“Compensation—Stock Compensation”), ASC 606 (“Revenue from Contracts with Customers”)) was issued. This update revised the definition of the term performance conditions for share-based consideration payable to a customer, including conditions based on the volume or monetary amount of a customer’s purchase of goods or services. When share-based consideration payable to a customer included service conditions, it eliminated the policy election permitting the entity to account for forfeitures as they occur, the entity is required to estimate the number of forfeitures expected to occur. Additionally, it clarifies that share-based consideration payable to a customer is not subject to the constraint on estimates of variable consideration in ASC 606. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied using a modified retrospective approach, with a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption, or retrospectively to all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.

RISK MANAGEMENT

Group-Wide Risk Management System

Risk Management System

The allocation of management resources within ORIX Group is conducted taking into consideration group-wide risk preferences determined by management and the business strategies of individual business units. We have established our risk management system to appropriately recognize risks relating to Group businesses on a global scale, to realize allocations of management resources that are appropriate for the risks we face and report such risks to the Board of Directors, the Audit Committee of the Board of Directors, the Executive Committee, and other internal committees as the situation warrants. The Board of Directors and executive bodies comprehensively evaluate the performance of business units and the characteristics of the risks they face and implement necessary measures in response thereto. Through this process, we are able to control our balance sheet, allocate additional management resources to business units with strong potential for growth, and work together with internal control-related functions to analyze and manage risks. The internal audit department conducts internal audits focusing on important risks of the ORIX Group based on the annual internal audit plan.

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

In order to reliably secure and retain a diverse workforce, we continuously strive to promote diversity, equity and inclusion, ensuring that every employee can fully utilize their individual skills. We are also committed to creating a working environment where employees can stay healthy and feel motivated to work.

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

In the ships business, we operate in the financing business, including operating leases, maritime asset management business, and ship brokerage business, where the main risks the businesses face are credit risk, business risk, market risk and operational risk.

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

To mitigate operational and compliance risks in the asset management business, particularly risks related to acting as a fiduciary manager for customer and client property, we promote a transparent risk culture and the standardization of business processes, internal regulations and procedures. Some operational risk in the asset management business stems from changes in the highly regulated environment of jurisdictions in which the companies operate so ORIX Corporation Europe (“OCE”) group companies actively monitor regulatory developments at an early stage to address these risks, both directly and through representative associations. OCE group companies further ensure proper risk management by implementing risk management policies and frameworks in compliance with applicable regulations, client demand, and sound risk management practices. OCE’s role within the OCE group is to oversee and monitor the risk management and internal control frameworks of each OCE group company.

Asia and Australia

Our local subsidiaries in the Asia and Australia segment primarily operate leasing, loan, automobile leasing and investment businesses. The main risks those businesses face are credit risk, business risk and market risk.

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

The Board of Directors sometimes delegates certain decision-making authority regarding operational execution to the representative executive officer (“the Group CEO” and “the Group COO”) to promote decision-making efficiency and operational execution. For example, the Board of Directors may delegate to the representative executive officer the authority to approve issuances of shares of capital stock and bonds. In addition, the Companies Act of Japan permits an individual to simultaneously be a director and a representative executive officer of the Company.

Furthermore, the Board of Directors receives reports from executive officers and the three committees regarding execution status of their respective duties. Accordingly, the Board of Directors collects information and monitors the appropriateness of operational execution based on such information.

(The number of meetings of the Board of Directors held in fiscal 2025 and the attendance of each member)

Name	Status of attendance at the Board of Directors Meetings held in fiscal 2025
Makoto Inoue	Attended eight of eight meetings of the Board of Directors*
Hidetake Takahashi	Attended six of six meetings of the Board of Directors during his term as a member of the Board of Directors*
Satoru Matsuzaki	Attended eight of eight meetings of the Board of Directors*
Stan Koyanagi	Attended eight of eight meetings of the Board of Directors*
Yasuaki Mikami	Attended eight of eight meetings of the Board of Directors*
Michael Cusumano	Attended eight of eight meetings of the Board of Directors*
Sakie Akiyama	Attended eight of eight meetings of the Board of Directors*
Hiroshi Watanabe	Attended eight of eight meetings of the Board of Directors*
Aiko Sekine	Attended eight of eight meetings of the Board of Directors*
Chikatomo Hodo	Attended eight of eight meetings of the Board of Directors*
Noriyuki Yanagawa	Attended eight of eight meetings of the Board of Directors*
Shuji Irie	Attended two of two meetings of the Board of Directors during his term as a member of the Board of Directors

*	Furthermore, the Board of Directors passed one deemed resolution in fiscal 2025 pursuant to Article 370 of the Companies Act.
**	Shuji Irie stepped down upon the expiration of his term effective June 25, 2024, and Hidetake Takahashi was appointed on the same date.

(Major Considerations by the Board of Directors)

•	Decision on content of proposals to be submitted to the general meeting of shareholders

•	Decision on basic management policy

•	Election of executive officers

•	Delegation of decisions on the operational execution to the representative executive officer

•	Deliberation on evaluation of the effectiveness of the Board of Directors

•	Monitoring of the execution of duties by executive officers based on the reports from executive officers and the three committees, etc.

Composition and size of Board of Directors

The Board of Directors is composed of directors, including outside directors who possess broad knowledge and experience. The number of directors on the board is also maintained at the level we consider to be appropriate for effective and efficient board discussion.

The Board of Directors as of June 24, 2025 included 11 members, six of whom are outside directors. (The structure is expected to remain unchanged after the annual general meeting of shareholders scheduled for June 25, 2025.)

Structure and Activities of the Three Committees

As of June 24, 2025, all three committees (Nominating, Audit and Compensation Committees) are composed entirely of outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 24, 2025	3 Members (Outside Directors: 3) Sakie Akiyama (Chairperson) Hiroshi Watanabe Aiko Sekine	3 Members (Outside Directors: 3) Aiko Sekine (Chairperson) Chikatomo Hodo Noriyuki Yanagawa	3 Members (Outside Directors: 3) Hiroshi Watanabe (Chairperson) Michael Cusumano Chikatomo Hodo
Number of meetings held during fiscal 2025 (Attendance rate)	Six (6) meetings (100%)	Fourteen (14) meetings (100%)	Five (5) meetings (100%)
After the resolution of the Board of Directors following the annual general meeting of shareholders scheduled for June 25, 2025	3 Members (Outside Directors: 3) Hiroshi Watanabe (Chairperson) Chikatomo Hodo Noriyuki Yanagawa	3 Members (Outside Directors: 3) Aiko Sekine (Chairperson) Mami Yunoki Miwa Seki	3 Members (Outside Directors: 3) Chikatomo Hodo (Chairperson) Hiroshi Watanabe Miwa Seki

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

(The number of meetings of the Nominating Committee held in fiscal 2025 and the attendance of each committee member)

Name	Status of attendance at Nominating Committee Meetings held in fiscal 2025
Sakie Akiyama	Attended six of six meetings of the Nominating Committee
Hiroshi Watanabe	Attended six of six meetings of the Nominating Committee
Aiko Sekine	Attended six of six meetings of the Nominating Committee

(Major Considerations by the Nominating Committee)

•	Decision on the content of proposals to be submitted to the general meeting of shareholders regarding the election of directors

•	Deliberation on the selection of directors to form each committee and the appointment of executive officers

•	Deliberation on the appointment of executive officers and group executives, and changes to the division of their duties

•	Deliberation on the selection of representative executive officer and Chief Operating Officer

•	Deliberation on the succession plan

•	Deliberation on the consideration of outside director candidates

Regarding the major considerations above, in addition to the meetings of the Nomination Committee, regular meetings were held outside the committee for further discussions.

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

Audit Committee

The Audit Committee monitors the execution of duties of the directors and executive officers and prepares audit reports. In addition, the Audit Committee decides the content of proposals to appoint, dismiss or refuse the reappointment of the Company’s Independent Auditor, which are submitted to the general meeting of shareholders. (See “—Policies on Auditing and Auditing System—Audit Committee” for discussion of the main considerations of the Audit Committee and the attendance status of each committee member in fiscal 2025.)

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

(The number of meetings of the Compensation Committee held in fiscal 2025 and the attendance of each committee member)

Name	Status of attendance at Compensation Committee Meetings held in fiscal 2025
Hiroshi Watanabe	Attended five of five meetings of the Compensation Committee
Michael Cusumano	Attended five of five meetings of the Compensation Committee
Chikatomo Hodo	Attended five of five meetings of the Compensation Committee

(Major Considerations by the Compensation Committee)

•	Decision on the performance evaluations and individual payment amounts related to performance-linked compensation (annual bonus) for fiscal 2024

•	Deliberation and decision on the compensation system for directors and executive officers for fiscal 2025

•	Deliberation on the compensation levels for directors and executive officers based on the outcome of an investigation by a third-party compensation research agency

Executive Officers

Under the “Company with Nominating Committee, etc.” board model, and within the scope of laws and ordinances, corporate decisions made at the Board of Directors are delegated to the representative executive officer to accelerate and achieve efficiency in business operations. The representative executive officer makes important business execution decisions after deliberations by the Executive Committee (“EXCO”) or other appropriate committees in accordance with the Company’s internal policies. The business execution duties of executive officers are decided by the Board of Directors and the representative executive officer and these duties are carried out based upon the Company’s internal policies.

Important decision-making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:

Executive Committee

The EXCO, which consists of the Group CEO and executive officers and others appointed by the Group CEO, deliberates on important matters related to the management of the Company. Matters considered crucial to our operations are reported to the Board of Directors as appropriate.

Sustainability Committee

The Sustainability Committee, which consists of the Group CEO, the Group COO and executive officers and others appointed by the Group CEO, deliberates on important matters related to promoting and implementing sustainability. Additionally, certain matters are reported to the Board of Directors depending on their content and level of importance.

*External experts may potentially be invited.

Investment and Credit Committee

The Investment and Credit Committee, which consists of the Group CEO and executive officers and others appointed by the Group CEO, deliberates on investments and credit transactions that exceed certain specified investment or credit amounts. Matters considered crucial to our operations are reported to the Board of Directors as appropriate after being deliberated on by the EXCO.

Information Technology Management Committee

The Information Technology Management Committee, which consists of the Group CEO, the officer in charge of the Technology Department and executive officers appointed by the Group CEO, deliberates on important matters related to establishing fundamental policies for IT operations and IT strategy and implementing and maintaining IT systems.

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

Business Unit Strategy Meeting

The Business Unit Strategy Meeting, in which the Group CEO, Group COO and executive officers appointed by the Group CEO participate, discusses matters such as the strategy of each business unit and changes in the business environment.

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

Audit Committee

As of the filing of this annual report, the Audit Committee which consists of three outside directors evaluates the Group’s internal control systems from an independent standpoint and may appoint outside experts to conduct its duties if necessary. Aiko Sekine, chairperson of the Audit Committee, is qualified as a certified public accountant and has extensive knowledge in finance and accounting as a professional accountant.

After the resolution of the Board of Directors following the annual general meeting of shareholders scheduled for June 25, 2025, the structure is expected to remain unchanged from the date of submission of this report, except as described below.

Aiko Sekine and Mami Yunoki are qualified as certified public accountants and have extensive knowledge in finance and accounting as professional accountants.

(The number of meetings of the Audit Committee held in fiscal 2025 and the attendance of each committee member)

Name	Status of attendance at Audit Committee Meetings held in Fiscal 2025
Aiko Sekine	Attended fourteen of fourteen meetings of the Audit Committee
Chikatomo Hodo	Attended fourteen of fourteen meetings of the Audit Committee
Noriyuki Yanagawa	Attended fourteen of fourteen meetings of the Audit Committee

(Major Considerations by the Audit Committee)

•	Decision on Audit Committee Audit Plan (determination of audit policies, methods, allocation, and costs)

•	Decision on remuneration of the independent certified public accountants

•	Decision on evaluation and reappointment of the independent certified public accountants

•	Decision on the Group Internal Audit Department mid-term audit policy and annual audit plan

•	Preapproval for entrustment of non-audit services, etc.

•	Business execution reports by the Group CEO and executive officers

•	Report on the Group Internal Audit Department activities

•	Internal control-related functions activity report

•	Financial report

•	Accounting audits report

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

Group Internal Audit Department and Group Audit & Supervisory Board Members

The Group Internal Audit Department, which includes 69 staff (as of the end of May 2025), performs internal audits in accordance with the Global Internal Audit Standards set by the Institute of Internal

Auditors(“IIA”*). The scope of our internal auditing focuses on the effectiveness of internal control systems, the efficiency and effectiveness of operations, compliance, and other factors pertaining to the management of the ORIX Group through a risk-based approach. The Group Internal Audit Department has established the internal rules concerning the basic matters of internal audits, such as the purpose of internal audits, the responsibilities and authority of the internal audit department, and the implementation of internal audits. Based on these rules, the department formulates the annual audit plan and conducts individual internal audits. Following the results of internal audits, the department follows up on the implementation status of remediation plans by the audited departments for matters deemed to be remediated. In November 2021, an external quality assessment confirmed our practices as “Generally Conforms” to the international standards set by the IIA. The Group Internal Audit Department also jointly identifies and monitors critical risk through cooperation with Audit & Supervisory Board Members and internal audit functions at group companies and works to maintain and enhance the ORIX Group’s internal auditing system. The Group Internal Audit Department promotes the acquisition of professional qualifications related to internal audits (such as certified internal auditors, certified information system auditors, certified public accountants, and U.S. certified public accountants). In fiscal 2025, more than 40% of the staff of the Group Internal Audit Department possessed such qualifications.

*The IIA was established in the United States in 1941 and serves as a global leader in internal auditing.

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

•

The Audit Committee receives reports from the independent certified public accountants on the audit plan and the status and results of financial statement audits and internal control audits conducted by the independent certified public accountants, and listens to and examines the audit opinions and recommendations of the independent certified public accountants. In addition, the Audit Committee exchanges opinions with the independent certified public accountants on major audit considerations.

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

Activities to ensure the effectiveness of audits

•

The Group Internal Audit Department has a functional reporting relationship with the Audit Committee and an administrative reporting relationship with the Group CEO. The Chief Audit Executive (“CAE”) has the right of unlimited access, direct reporting and direct communication with the Audit Committee, which is composed entirely of outside directors, and the Group CEO.

•

The Group Internal Audit Department establishes the annual audit plan with approval of the Audit Committee, which is an internal body of the Board of Directors, and the Group CEO. Additionally, the Group Internal Audit Department reports on the results of its internal audits to the Audit Committee, the

Group CEO, and all directors. Although there is no mechanism to report these directly to the Board of Directors, the Chair of the Audit Committee reports to the Board of Directors that these have been reported to and approved by the Audit Committee and the Group CEO, as well as the content of discussions at the Audit Committee.

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

•

The Audit Committee is composed entirely of outside directors. The Audit Committee conducts an audit regarding the status of the performance of directors’ and executive officers’ duties and an oversight of the Company’s independent certified public accountants in terms of its objectivity and independence.

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

ORIX Group prepares consolidated financial statements in accordance with U.S. GAAP. U.S. GAAP consolidated financial information is used by management for evaluating our performance and forms the basis for presentation of financial information to our shareholders. The consolidated financial statements prepared in accordance with U.S. GAAP that are included in this annual report filed with the SEC have been audited by KPMG AZSA LLC, which is registered with the Public Company Accounting Oversight Board (“PCAOB”) in the United States.

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

In the fiscal year under review, the Audit Committee conducted the aforementioned evaluation and comprehensively deliberated the content. As a result, we determined that it was desirable to reappoint KPMG AZSA LLC as the independent certified public accountants.

In the opinion of management, the provision of non-audit services did not impair the independence of KPMG AZSA LLC.

DIRECTORS

The Member of the Board of Directors of ORIX as of June 24, 2025 are as follows:

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Makoto Inoue (Oct. 2, 1952)	Member of the Board of Directors, Representative Executive Officer, Chairman and Chief Executive Officer	Apr. 1975	Joined the Company	105,000 (840,948)
		Mar. 2001	General Manager of Investment Banking Headquarters
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Assumed office of Executive Officer, the Company
Head of Alternative Investment & Development Headquarters
		Jan. 2006	Assumed office of Managing Executive Officer, the Company
		Dec. 2006	Head of Alternative Investment & Development Headquarters,
Responsible for IT Planning Office

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
		Jun. 2008	Head of International Administrative Headquarters,
Head of Alternative Investment & Development Headquarters,
Responsible for IT Planning Office
		Jun. 2009	Assumed office of Senior Managing Executive Officer, the Company
		Jun. 2010	Assumed office of Member of the Board of Directors, Deputy President, the Company
		Jan. 2011	Assumed office of Member of the Board of Directors, Representative Executive Officer, President, the Company Chief Operating Officer
		Jan. 2014	Co-Chief Executive Officer
		Jun. 2014	Chief Executive Officer
		Jan. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department I and II
		Apr. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department
		May 2017	Responsible for Open Innovation Business Department,
Responsible for Group IoT Business Department,
Responsible for New Business Development Department
		Jan. 2018	Responsible for Group Strategy Business Unit
		Jan. 2025	Assumed office of Member of the Board of Directors, Representative Executive Officer, Chairman, the Company

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Hidetake Takahashi (Jan. 13, 1971)	Member of the Board of Directors, Representative Executive Officer, President and Chief Operating Officer Responsible for Group Strategy Business Unit	Apr. 1993	Joined the Company	7,100 (105,083)
		Feb. 2010	General Manager of Business Development and Investment Group I, Investment Banking Headquarters
		Jun. 2010	Assumed office of Executive Officer, DAIKYO INCORPORATED
		Sep. 2011	General Manager of Planning Department, Investment and Operation Headquarters
		Nov. 2011	General Manager of Business Development Department, Investment and Operation Headquarters
		Jan. 2014	General Manager of Business Development Department, Energy and Eco Services Headquarters
		Jan. 2017	Deputy Head of Energy and Eco Services Headquarters,
General Manager of Business Development Department
		Mar. 2017	Deputy Head of Energy and Eco Services Headquarters,
General Manager of Global Business Development Department, Energy and Eco Services Headquarters
		May. 2018	Assumed office of Member of the Board of Directors, ORIX Corporation UK Limited
		Jan. 2020	Assumed office of Executive Officer, the Company
Head of Energy and Eco Services Headquarters
		Sep. 2020	Assumed office of Member of the Board of Directors, Ubiteq, INC.
		Jan. 2022	Assumed office of Managing Executive Officer, the Company

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
		Jan. 2024	Assumed office of Senior Managing Executive Officer, the Company
Group Strategy Business Unit, Responsible for Global Investment Strategy
		Jun. 2024	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
		Jan. 2025	Assumed office of Member of the Board of Directors, Representative Executive Officer, President, the Company Chief Operating Officer
Responsible for Group Strategy Business Unit

Satoru Matsuzaki (Apr. 12, 1966)

Member of the Board of Directors,

Deputy President Executive Officer,

Group Strategy Business Unit, Responsible for Asia and Australia

Head of Corporate Business Headquarters

Chairperson, ORIX Auto Corporation

Chairperson, ORIX Rentec Corporation

		Apr. 1989	Joined Crown Leasing Corporation (retired in Apr. 1997)	10,428 (203,670)
		Aug. 1997	Joined the Company
		Oct. 2005	General Manager of Strategic Planning Group, Investment Banking Headquarters
		Apr. 2006	General Manager of Investment and Operation Group, Investment Banking Headquarters
		Feb. 2010	Head of Office of the President
		Jun. 2010	General Manager of Corporate Planning Department
		Jan. 2012	General Manager of Corporate Planning Department,
General Manager of Corporate Communications Department
		May 2012	General Manager of Corporate Planning Department,
Special Advisor to Responsible for Corporate Communications Department

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
		Jan. 2013	Assumed office of Executive Officer, the Company
Responsible for Corporate Planning Department,
Responsible for Corporate Communications Department
		Jan. 2014	Domestic Sales Administrative Headquarters: Head of New Business Development and Head of Tokyo Sales
		Jun. 2015	Responsible for New Business Development Department I and II, Head of Tokyo Sales Headquarters
		Jan. 2017	Head of Eastern Japan Sales Headquarters
		Jan. 2018	Assumed office of Managing Executive Officer, the Company Head of Domestic Sales Administrative Headquarters, Head of Eastern Japan Sales Headquarters
		Jan. 2019	Head of Corporate Business Headquarters
		Jun. 2019	Assumed office of Member of the Board of Directors, Managing Executive Office, the Company
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Chairperson, ORIX Auto Corporation,
Chairperson, ORIX Rentec Corporation
		Jan. 2025	Assumed office of Member of the Board of Directors, Deputy President Executive Officer, the Company
		Apr. 2025	Group Strategy Business Unit, Responsible for Asia and Australia

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Stan Koyanagi (Dec. 25, 1960)	Member of the Board of Directors, Senior Managing Executive Officer, Global General Counsel Responsible for Legal Function Unit	Oct. 1985	Joined SHEPPARD, MULLIN, RICHTER & HAMPTON LLP (retired in May 1988)	5,000 (0)
		Jan. 1993	Partner, GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP) (retired in Feb. 1997)
		Mar. 1997	Vice President, ORIX USA Corporation (currently ORIX Corporation USA)
		Mar. 1999	General Counsel, Vice President and Manager, ORIX USA Corporation (currently ORIX Corporation USA) (retired in Dec. 2003)
		Jan. 2004	Vice President and Associate General Counsel, KB HOME (retired in Jun. 2013)
		Jul. 2013	Joined the Company
Global General Counsel of Global Business Headquarters
		Jun. 2017	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company
Responsible for Enterprise Risk Management, Global General Counsel
		Jun. 2018	Head of Enterprise Risk Management Headquarters
		Jan. 2019	Responsible for Enterprise Risk Management Headquarters
		Jan. 2022	Responsible for Legal and Compliance Headquarters
		Jan. 2023	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Responsible for Legal Function Unit

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Yasuaki Mikami (Jan. 29, 1968)	Member of the Board of Directors, Senior Managing Executive Officer, Responsible for Corporate Function Unit Responsible for Work Style Reform Project	Apr. 1990	Joined the Company	3,026 (140,388)
		Mar. 2006	Senior Vice President of Principal Investment Group, Investment Banking Headquarters
		Mar. 2007	Senior Vice President and Treasurer, ORIX USA Corporation (currently ORIX Corporation USA)
		Oct. 2010	Head of Secretarial Office
		Jan. 2014	General Manager of Secretarial Office
		Jul. 2015	General Manager of Human Resources Department
		Jan. 2016	Deputy Head of Human Resources and Corporate Administration Headquarters,
General Manager of Human Resources Department
		Jan. 2017	Assumed office of Executive Officer, the Company
Head of Group Human Resources and Corporate Administration Headquarters,
Responsible for Secretarial Office
		Jun. 2017	Head of Group Human Resources and Corporate Administration Headquarters,
Responsible for Work Style Reform Project
		Jan. 2018	Head of Group Human Resources and Corporate Administration Headquarters,
Responsible for Secretariat of The Board of Directors
		Jan. 2020	Assumed office of Managing Executive Officer, the Company
		Jan. 2023	Assumed office of Senior Managing Executive Officer, the Company
Responsible for Corporate Function Unit
		Jun. 2023	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Michael Cusumano (Sep. 5, 1954)	Member of the Board of Directors (Outside Director) Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology	Jul. 1986	Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology	0 (10,500)
		Jul. 1996	Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology
		Jul. 2007	Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology (retired in Mar. 2016)
		Apr. 2016	Special Vice President and Dean, Tokyo University of Science (retired in May 2017)
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Apr. 2020	Senior Specially Appointed Professor, Tokyo University of Science (retired in Mar. 2022)
		Jul. 2020	Deputy Dean, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (retired in Jun. 2024)

Sakie Akiyama (Dec. 1, 1962)

Member of the Board of Directors (Outside Director)

Founder, Saki Corporation

Member of the Board of Directors (Outside Director), Sony Group Corporation

Member of the Board of Directors (Outside Director), Mitsubishi Corporation

		Apr. 1987	Joined Arthur Andersen & Co. (currently Accenture Japan Ltd.) (retired in Apr. 1991)	0 (10,500)
		Apr. 1994	Founded Saki Corporation Assumed office of Representative Director and Chief Executive Officer, Saki Corporation (retired in Sep. 2018)
		Oct. 2018	Assumed office of Founder, Saki Corporation
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), the Company
Assumed office of Member of the Board of Directors (Outside Director), Sony Corporation (currently Sony Group Corporation) (scheduled to retire in June 2025)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), Mitsubishi Corporation

Hiroshi Watanabe (Jun. 26, 1949)	Member of the Board of Directors (Outside Director) President, Institute for International Monetary Affairs	Apr. 1972	Joined the Ministry of Finance	0 (9,000)
		Jan. 2003	Director-General, International Bureau, Ministry of Finance
		Jul. 2004	Vice Minister of Finance for International Affairs, Ministry of Finance (retired in Jul. 2007)
		Oct. 2007	Special Advisor, Japan Center for International Finance (retired in Sep. 2008)
		Apr. 2008	Professor, Graduate School of Commerce and Management at Hitotsubashi University (currently Graduate School of Business Administration at Hitotsubashi University) (retired in Sep. 2008)
		Oct. 2008	Assumed office of Deputy Governor, Japan Finance Corporation (retired in Mar. 2012)
		Apr. 2012	Assumed office of Deputy Governor, Japan Bank for International Cooperation
		Dec. 2013	Assumed office of Governor, Japan Bank for International Cooperation (retired in Jun. 2016)
		Oct. 2016	Assumed office of President, Institute for International Monetary Affairs (scheduled to retire in June 2025)
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Aiko Sekine (May 13, 1958)

Member of the Board of Directors (Outside Director)

Professor, Faculty of Commerce at Waseda University

Trustee, International Valuation Standards Council

Advisor, Japanese Institute of Certified Public Accountants

Audit & Supervisory Board Member (Outside), IHI Corporation

Member of the Board of Directors (Outside Director), NIPPON STEEL CORPORATION

		Apr. 1981	Joined Citibank, N.A., Tokyo Branch (retired in Jan. 1984)	0 (9,000)
		Oct. 1985	Joined Aoyama Audit Corporation
		Mar. 1989	Certified as Public Accountant, Japan
		Jul. 2001	Partner of Chuo Aoyama Audit Corporation (retired in Aug. 2006)
		Sep. 2006	Partner of PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC) (retired in Jul. 2016)
		Jul. 2007	Executive Board Member of Japanese Institute of Certified Public Accountants
		Jan. 2008	Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants (retired in Dec. 2010)
		Jul. 2010	Assumed office of Deputy President of Japanese Institute of Certified Public Accountants
		Jul. 2016	Assumed office of Chairman and President of Japanese Institute of Certified Public Accountants (retired in Jul. 2019)
		Jan. 2019	Member of the Nominating Committee, International Federation of Accountants (retired in Dec. 2022)
		Jul. 2019	Advisor, Japanese Institute of Certified Public Accountants
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company
Assumed office of Audit & Supervisory Board Member (Outside), IHI Corporation
		Sep. 2020	Professor, Faculty of Commerce at Waseda University

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
		Oct. 2020	Trustee, International Valuation Standards Council
		Jun. 2024	Assumed office of Member of the Board of Directors (Outside Director), NIPPON STEEL CORPORATION

Chikatomo Hodo (Jul. 31, 1960)

Member of the Board of Directors (Outside Director)

Member of the Board of Directors (Outside Director), Mitsubishi Chemical Group Corporation

Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation

		Sep. 1982	Joined Arthur Andersen & Co. (currently Accenture Japan Ltd.	0 (7,500)
		Sep. 2005	Assumed office of Representative Director, Accenture Japan Ltd.
		Apr. 2006	Assumed office of Representative Director and President, Accenture Japan Ltd.
		Sep. 2015	Assumed office of Director and Chairman, Accenture Japan Ltd. (retired in Aug. 2017)
		Sep. 2017	Assumed office of Director and Senior Corporate Advisor, Accenture Japan Ltd. (retired as a Director on Jun. 2018)
		Jul. 2018	Senior Corporate Advisor, Accenture Japan Ltd. (retired in Aug. 2021)
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), Mitsubishi Chemical Holdings Corporation (currently Mitsubishi Chemical Group Corporation) (scheduled to retire in June 2025)
		Jun. 2021	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Jun. 2023	Assumed office of Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Noriyuki Yanagawa (Apr. 23, 1963)	Member of the Board of Directors (Outside Director) Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo	Apr. 1993	Specialized Teacher, Faculty of Economics of Keio University	0 (6,000)
		Apr. 1996	Assistant Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
		Apr. 2007	Associate Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
		Dec. 2011	Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
		Jun. 2022	Assumed office of Member of the Board of Directors (Outside Director), the Company

Notes:	1. All ORIX Members of the Board of Directors are engaged full-time except Michael Cusumano, Sakie Akiyama, Hiroshi Watanabe, Aiko Sekine, Chikatomo Hodo and Noriyuki Yanagawa.
2. Name on the family register of Aiko Sekine is Aiko Sano.

ORIX has proposed the “Election of Eleven Directors” as an agenda item (matter to be resolved) at the general meeting of shareholders to be held on June 25, 2025, and if the proposal is approved and passed, the directors of ORIX as of June 25, 2025, will be as follows. The details of the resolutions of the Board of Directors’ meeting scheduled to be held immediately after the General Meeting of Shareholders (such as positions) are included below.

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Makoto Inoue (Oct. 2, 1952)	Member of the Board of Directors, Representative Executive Officer, Chairman and Chief Executive Officer	Apr. 1975	Joined the Company	105,000 (840,948)
		Mar. 2001	General Manager of Investment Banking Headquarters
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Assumed office of Executive Officer, the Company
Head of Alternative Investment & Development Headquarters

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
		Jan. 2006	Assumed office of Managing Executive Officer, the Company
		Dec. 2006	Head of Alternative Investment & Development Headquarters,
Responsible for IT Planning Office
		Jun. 2008	Head of International Administrative Headquarters,
Head of Alternative Investment & Development Headquarters,
Responsible for IT Planning Office
		Jun. 2009	Assumed office of Senior Managing Executive Officer, the Company
		Jun. 2010	Assumed office of Member of the Board of Directors, Deputy President, the Company
		Jan. 2011	Assumed office of Member of the Board of Directors, Representative Executive Officer, President, the Company Chief Operating Officer
		Jan. 2014	Co-Chief Executive Officer
		Jun. 2014	Chief Executive Officer
		Jan. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department I and II
		Apr. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department
		May 2017	Responsible for Open Innovation Business Department,
Responsible for Group IoT Business Department,
Responsible for New Business Development Department
		Jan. 2018	Responsible for Group Strategy Business Unit

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
		Jan. 2025	Assumed office of Member of the Board of Directors, Representative Executive Officer, Chairman, the Company

Hidetake Takahashi (Jan. 13, 1971)	Member of the Board of Directors, Representative Executive Officer, President and Chief Operating Officer Responsible for Group Strategy Business Unit	Apr. 1993	Joined the Company	7,100 (105,083)
		Feb. 2010	General Manager of Business Development and Investment Group I, Investment Banking Headquarters
		Jun. 2010	Assumed office of Executive Officer, DAIKYO INCORPORATED
		Sep. 2011	General Manager of Planning Department, Investment and Operation Headquarters
		Nov. 2011	General Manager of Business Development Department, Investment and Operation Headquarters
		Jan. 2014	General Manager of Business Development Department, Energy and Eco Services Headquarters
		Jan. 2017	Deputy Head of Energy and Eco Services Headquarters,
General Manager of Business Development Department
		Mar. 2017	Deputy Head of Energy and Eco Services Headquarters,
General Manager of Global Business Development Department, Energy and Eco Services Headquarters
		May. 2018	Assumed office of Member of the Board of Directors, ORIX Corporation UK Limited
		Jan. 2020	Assumed office of Executive Officer, the Company
Head of Energy and Eco Services Headquarters
		Sep. 2020	Assumed office of Member of the Board of Directors, Ubiteq, INC.

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
		Jan. 2022	Assumed office of Managing Executive Officer, the Company
		Jan. 2024	Assumed office of Senior Managing Executive Officer, the Company
Group Strategy Business Unit, Responsible for Global Investment Strategy
		Jun. 2024	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
		Jan. 2025	Assumed office of Member of the Board of Directors, Representative Executive Officer, President, the Company Chief Operating Officer
Responsible for Group Strategy Business Unit

Satoru Matsuzaki (Apr. 12, 1966)

Member of the Board of Directors,

Deputy President Executive Officer,

Group Strategy Business Unit, Responsible for Asia and Australia

Head of Corporate

Business Headquarters

Chairperson, ORIX Auto Corporation

Chairperson, ORIX Rentec Corporation

		Apr. 1989	Joined Crown Leasing Corporation (retired in Apr. 1997)	10,428 (203,670)
		Aug. 1997	Joined the Company
		Oct. 2005	General Manager of Strategic Planning Group, Investment Banking Headquarters
		Apr. 2006	General Manager of Investment and Operation Group, Investment Banking Headquarters
		Feb. 2010	Head of Office of the President
		Jun. 2010	General Manager of Corporate Planning Department
		Jan. 2012	General Manager of Corporate Planning Department,
General Manager of Corporate Communications Department
		May 2012	General Manager of Corporate Planning Department,
Special Advisor to Responsible for Corporate Communications Department

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
		Jan. 2013	Assumed office of Executive Officer, the Company
Responsible for Corporate Planning Department,
Responsible for Corporate Communications Department
		Jan. 2014	Domestic Sales Administrative Headquarters: Head of New Business Development and Head of Tokyo Sales
		Jun. 2015	Responsible for New Business Development Department I and II, Head of Tokyo Sales Headquarters
		Jan. 2017	Head of Eastern Japan Sales Headquarters
		Jan. 2018	Assumed office of Managing Executive Officer, the Company Head of Domestic Sales Administrative Headquarters, Head of Eastern Japan Sales Headquarters
		Jan. 2019	Head of Corporate Business Headquarters
		Jun. 2019	Assumed office of Member of the Board of Directors, Managing Executive Office, the Company
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Chairperson, ORIX Auto Corporation,
Chairperson, ORIX Rentec Corporation
		Jan. 2025	Assumed office of Member of the Board of Directors, Deputy President Executive Officer, the Company
		Apr. 2025	Group Strategy Business Unit, Responsible for Asia and Australia

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Stan Koyanagi (Dec. 25, 1960)	Member of the Board of Directors, Senior Managing Executive Officer, Global General Counsel Responsible for Legal Function Unit	Oct. 1985	Joined SHEPPARD, MULLIN, RICHTER & HAMPTON LLP (retired in May 1988)	5,000 (0)
		Jan. 1993	Partner, GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP) (retired in Feb. 1997)
		Mar. 1997	Vice President, ORIX USA Corporation (currently ORIX Corporation USA)
		Mar. 1999	General Counsel, Vice President and Manager, ORIX USA Corporation (currently ORIX Corporation USA) (retired in Dec. 2003)
		Jan. 2004	Vice President and Associate General Counsel, KB HOME (retired in Jun. 2013)
		Jul. 2013	Joined the Company
Global General Counsel of Global Business Headquarters
		Jun. 2017	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company
Responsible for Enterprise Risk Management, Global General Counsel
		Jun. 2018	Head of Enterprise Risk Management Headquarters
		Jan. 2019	Responsible for Enterprise Risk Management Headquarters
		Jan. 2022	Responsible for Legal and Compliance Headquarters
		Jan. 2023	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Responsible for Legal Function Unit

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Yasuaki Mikami (Jan. 29, 1968)	Member of the Board of Directors, Senior Managing Executive Officer, Responsible for Corporate Function Unit Responsible for Work Style Reform Project	Apr. 1990	Joined the Company	3,026 (140,388)
		Mar. 2006	Senior Vice President of Principal Investment Group, Investment Banking Headquarters
		Mar. 2007	Senior Vice President and Treasurer, ORIX USA Corporation (currently ORIX Corporation USA)
		Oct. 2010	Head of Secretarial Office
		Jan. 2014	General Manager of Secretarial Office
		Jul. 2015	General Manager of Human Resources Department
		Jan. 2016	Deputy Head of Human Resources and Corporate Administration Headquarters,
General Manager of Human Resources Department
		Jan. 2017	Assumed office of Executive Officer, the Company
Head of Group Human Resources and Corporate Administration Headquarters,
Responsible for Secretarial Office
		Jun. 2017	Head of Group Human Resources and Corporate Administration Headquarters,
Responsible for Work Style Reform Project
		Jan. 2018	Head of Group Human Resources and Corporate Administration Headquarters,
Responsible for Secretariat of The Board of Directors
		Jan. 2020	Assumed office of Managing Executive Officer, the Company
		Jan. 2023	Assumed office of Senior Managing Executive Officer, the Company
Responsible for Corporate Function Unit

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
		Jun. 2023	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company

Hiroshi Watanabe (Jun. 26, 1949)	Member of the Board of Directors (Outside Director) President, Institute for International Monetary Affairs	Apr. 1972	Joined the Ministry of Finance	0 (9,000)
		Jan. 2003	Director-General, International Bureau, Ministry of Finance
		Jul. 2004	Vice Minister of Finance for International Affairs, Ministry of Finance (retired in Jul. 2007)
		Oct. 2007	Special Advisor, Japan Center for International Finance (retired in Sep. 2008)
		Apr. 2008	Professor, Graduate School of Commerce and Management at Hitotsubashi University (currently Graduate School of Business Administration at Hitotsubashi University) (retired in Sep. 2008)
		Oct. 2008	Assumed office of Deputy Governor, Japan Finance Corporation (retired in Mar. 2012)
		Apr. 2012	Assumed office of Deputy Governor, Japan Bank for International Cooperation
		Dec. 2013	Assumed office of Governor, Japan Bank for International Cooperation (retired in Jun. 2016)
		Oct. 2016	Assumed office of President, Institute for International Monetary Affairs (scheduled to retire in June 2025)
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Aiko Sekine (May 13, 1958)

Member of the Board of Directors (Outside Director)

Professor, Faculty of Commerce at Waseda University

Trustee, International Valuation Standards Council

Advisor, Japanese Institute of Certified Public Accountants

Audit & Supervisory Board Member (Outside), IHI Corporation

Member of the Board of Directors (Outside Director), NIPPON STEEL CORPORATION

		Apr. 1981	Joined Citibank, N.A., Tokyo Branch (retired in Jan. 1984)	0 (9,000)
		Oct. 1985	Joined Aoyama Audit Corporation
		Mar. 1989	Certified as Public Accountant, Japan
		Jul. 2001	Partner of Chuo Aoyama Audit Corporation (retired in Aug. 2006)
		Sep. 2006	Partner of PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC) (retired in Jul. 2016)
		Jul. 2007	Executive Board Member of Japanese Institute of Certified Public Accountants
		Jan. 2008	Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants (retired in Dec. 2010)
		Jul. 2010	Assumed office of Deputy President of Japanese Institute of Certified Public Accountants
		Jul. 2016	Assumed office of Chairman and President of Japanese Institute of Certified Public Accountants (retired in Jul. 2019)
		Jan. 2019	Member of the Nominating Committee, International Federation of Accountants (retired in Dec. 2022)
		Jul. 2019	Advisor, Japanese Institute of Certified Public Accountants
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company
Assumed office of Audit & Supervisory Board Member (Outside), IHI Corporation
		Sep. 2020	Professor, Faculty of Commerce at Waseda University

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
		Oct. 2020	Trustee, International Valuation Standards Council
		Jun. 2024	Assumed office of Member of the Board of Directors (Outside Director), NIPPON STEEL CORPORATION

Chikatomo Hodo (Jul. 31, 1960)

Member of the Board of Directors (Outside Director)

Member of the Board of Directors (Outside Director), Mitsubishi Chemical Group Corporation

Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation

		Sep. 1982	Joined Arthur Andersen & Co. (currently Accenture Japan Ltd.	0 (7,500)
		Sep. 2005	Assumed office of Representative Director, Accenture Japan Ltd.
		Apr. 2006	Assumed office of Representative Director and President, Accenture Japan Ltd.
		Sep. 2015	Assumed office of Director and Chairman, Accenture Japan Ltd. (retired in Aug. 2017)
		Sep. 2017	Assumed office of Director and Senior Corporate Advisor, Accenture Japan Ltd. (retired as a Director on Jun. 2018)
		Jul. 2018	Senior Corporate Advisor, Accenture Japan Ltd. (retired in Aug. 2021)
		Jun. 2019	Assumed office of Member of the Board of Directors (Outside Director), Mitsubishi Chemical Holdings Corporation (currently Mitsubishi Chemical Group Corporation) (scheduled to retire in June 2025)
		Jun. 2021	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Jun. 2023	Assumed office of Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Noriyuki Yanagawa (Apr. 23, 1963)	Member of the Board of Directors (Outside Director) Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo	Apr. 1993	Specialized Teacher, Faculty of Economics of Keio University	0 (6,000)
		Apr. 1996	Assistant Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
		Apr. 2007	Associate Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
		Dec. 2011	Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo
		Jun. 2022	Assumed office of Member of the Board of Directors (Outside Director), the Company

Mami Yunoki (May 27, 1963)

Member of the Board of Directors (Outside Director)

Member of the Examination Board on Strengthening of Financial Functions, Financial Services Agency

Part-time lecturer at the Graduate School of Hitotsubashi University

Representative, Mami Yunoki Certified Public Accountant Office

Outside Audit & Supervisory Board Member, Chugai Pharmaceutical Co., Ltd.

Member of the Board of Directors (Outside Director), Daiwa Securities Group Inc.

		May 1985	Joined Aoyama Audit Corporation	0 (0)
		Mar. 1988	Certified as Public Accountant, Japan
		Sep. 2006	Joined PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC)
		Jul. 2008	Partner of PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC)
Jul. 2016

Member of the firm management committee and executive officer in charge of the manufacturing, distribution, and services divisions of PricewaterhouseCoopers Aarata LLC (currently PricewaterhouseCoopers Japan LLC)

Member of the Examination Board on Strengthening of Financial Functions, Financial Services Agency

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
		Sep. 2019	Partner of the manufacturing, distribution, and services divisions of PricewaterhouseCoopers Aarata LLC (currently PricewaterhouseCoopers Japan LLC) (retired in June 2023)
		Sep. 2020	Part-time lecturer at the Graduate School of Hitotsubashi University
		Jul. 2023	Representative, Mami Yunoki Certified Public Accountant Office
		Mar. 2024	Outside Audit & Supervisory Board Member, Chugai Pharmaceutical Co., Ltd.
		Jun. 2024	Member of the Board of Directors (Outside Director), Daiwa Securities Group Inc.
		Jun. 2025	Assumed office of Member of the Board of Directors (Outside Director), the Company

Miwa Seki (Feb 25, 1965)

Member of the Board of Directors (Outside Director)

General Partner, MPower Partners Fund L.P.

Member of the Board of Directors (Outside Director), Daiwa House Industry Co., Ltd.

Member of the Board of Directors (Outside Director), Nxera Pharma Co., Ltd.

		Apr. 1988	Joined DENTSU INC. (retired in March 1989)	0 (0)
		Apr. 1989	Joined Smith Barney (retired in July 1991)
		Sep. 1993	Joined Morgan Stanley (retired in January 1997)
		Feb. 1997	Joined Clay Finlay Limited
		Jan. 2003	General Manager, Tokyo Branch, Clay Finlay Limited (retired in August 2007)
		Jun. 2020	Member of the Board of Directors (Outside Director), Daiwa House Industry Co., Ltd.
		May 2021	General Partner, MPower Partners Fund L.P.
		Mar. 2022	Member of the Board of Directors (Outside Director), Sosei Group Corporation (currently Nxera Pharma Co., Ltd.)
		Jun. 2025	Assumed office of Member of the Board of Directors (Outside Director), the Company

Notes:	1. All ORIX Members of the Board of Directors are engaged full-time except Hiroshi Watanabe, Aiko Sekine, Chikatomo Hodo, Noriyuki Yanagawa, Mami Yunoki and Miwa Seki.
2. Name on the family register of Aiko Sekine is Aiko Sano.
3. Name on the family register of Mami Yunoki is Mami Kato.

EXECUTIVE OFFICERS

The executive officers of the ORIX Group as of June 24, 2025, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Eiji Arita	Managing Executive Officer	Corporate Business Headquarters Member of the Board of Directors (Outside Director), Kanamoto Co., Ltd.	1,600 (65,125)
Seiichi Miyake	Managing Executive Officer	Investment and Operation Headquarters	4,232 (65,125)
Toyonori Takahashi	Executive Officer	Group Kansai Representative Real Estate Sales Department Senior Managing Executive Officer, ORIX Real Estate Corporation	7,993 (101,830)
Tetsuya Kotera	Executive Officer	Corporate Business Headquarters	2,432 (58,750)
Tomoko Kageura	Executive Officer	Corporate Function Unit Corporate legal affairs	5,677 (60,833)
Nobuki Watanabe	Executive Officer	Group Strategy Business Unit CEO’s Office, New Business and Osaka IR Project Office	604 (73,750)
Hiroyuki Ido	Executive Officer	Group Internal Audit Department	0 (47,833)
Ryujiro Tokuma	Executive Officer	Global Transportation Services Headquarters	4,585 (47,833)
Hao Li	Executive Officer	Greater China Group	0 (47,833)
Ikuo Nakamura	Executive Officer	Group Strategy Business Unit Credit and Investment Management	484 (33,833)
Tomohiko Ishihara	Executive Officer	Corporate Function Unit Human Resources, Corporate Administration and Corporate Communications Secretariat of The Board of Directors	290 (33,833)
Takashi Otsuka	Executive Officer	Group Strategy Business Unit Enterprise Risk Management	2,047 (31,750)
Taro Baden	Executive Officer	Corporate Business Headquarters Group Kansai Deputy Representative	2,660 (19,833)

Name	Title	Areas of duties	Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Tony Ahn	Executive Officer	Group Strategy Business Unit Information Security Control Department, Technology Department	0 (19,833)
Satoshi Matsui	Executive Officer	Special Assignments	2,300 (19,833)
Atsunori Sato	Executive Officer	Energy and Eco Services Headquarters	1,400 (19,833)
Yoshiaki Matsuoka	Executive Officer	Group Strategy Business Unit Asia and Australia Business Group	1,200 (5,833)
Kei Kitagawa	Executive Officer	Global Transportation Services Headquarters	6,000 (5,833)

Notes:	1. Name on the family register of Tomoko Kageura is Tomoko Kanda.
2. Tony Ahn’s legal name is Donghee Ahn.

Subject to approval of the proposal for the election of executive officers at the Board of Directors meeting scheduled to be held immediately after the annual general meeting of shareholders on June 25, 2025, the executive officer structure of the Company as of June 25, 2025, will be as follows.

Name	Title	Areas of duties	Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Eiji Arita	Managing Executive Officer	Corporate Business Headquarters Member of the Board of Directors (Outside Director), Kanamoto Co., Ltd.	1,600 (65,125)
Seiichi Miyake	Managing Executive Officer	Investment and Operation Headquarters	4,232 (65,125)
Toyonori Takahashi	Executive Officer	Group Kansai Representative Real Estate Sales Department Senior Managing Executive Officer, ORIX Real Estate Corporation	7,993 (101,830)
Tetsuya Kotera	Executive Officer	Corporate Business Headquarters	2,432 (58,750)
Tomoko Kageura	Executive Officer	Corporate Function Unit Corporate legal affairs	5,677 (60,833)
Nobuki Watanabe	Executive Officer	Group Strategy Business Unit CEO’s Office, New Business and Osaka IR Project Office	604 (73,750)
Hiroyuki Ido	Executive Officer	Group Internal Audit Department	0 (47,833)

Name	Title	Areas of duties	Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 24, 2025
Ryujiro Tokuma	Executive Officer	Global Transportation Services Headquarters	4,585 (47,833)
Hao Li	Executive Officer	Greater China Group	0 (47,833)
Ikuo Nakamura	Executive Officer	Group Strategy Business Unit Credit and Investment Management	484 (33,833)
Tomohiko Ishihara	Executive Officer	Corporate Function Unit Human Resources, Corporate Administration and Corporate Communications Secretariat of The Board of Directors	290 (33,833)
Takashi Otsuka	Executive Officer	Group Strategy Business Unit Enterprise Risk Management	2,047 (31,750)
Taro Baden	Executive Officer	Corporate Business Headquarters Group Kansai Deputy Representative	2,660 (19,833)
Tony Ahn	Executive Officer	Group Strategy Business Unit Information Security Control Department, Technology Department	0 (19,833)
Atsunori Sato	Executive Officer	Energy and Eco Services Headquarters	1,400 (19,833)
Yoshiaki Matsuoka	Executive Officer	Group Strategy Business Unit Asia and Australia Business Group	1,200 (5,833)
Kei Kitagawa	Executive Officer	Global Transportation Services Headquarters	6,000 (5,833)

Notes:	1. Name on the family register of Tomoko Kageura is Tomoko Kanda.
2. Tony Ahn’s legal name is Donghee Ahn.

EMPLOYEES

As of March 31, 2025, we had 33,982 full-time employees, compared to 33,807 as of March 31, 2024 and 34,737 as of March 31, 2023. We employ 5,104 staff in Corporate Financial Services and Maintenance Leasing, 8,851 staff in Real Estate, 5,943 staff in PE Investment and Concession, 891 staff in Environment and Energy, 2,159 staff in Insurance, 917 staff in Banking and Credit, 314 staff in Aircraft and Ships, 1,248 staff in ORIX USA, 1,621 staff in ORIX Europe, 4,754 staff in Asia and Australia, 2,180 staff as part of our headquarters function as of March 31, 2025. As of March 31, 2025, we had 17,939 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

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

ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥10,093 million, ¥10,574 million and ¥9,872 million in fiscal 2023, 2024 and 2025, respectively.

Indicators related to diversity (as of March 31, 2025)

Filing Company and Consolidated Subsidiaries	Percentage of female managers	Percentage of male employees taking childcare leave, etc.	Pay gap between men and women
			All employees	Of full-time employees	Of fixed-term employees and part-time employees
ORIX Corporation	33.2%	116.0%	63.7%	63.4%	69.2%
ORIX Auto Corporation	19.2%	104.5%	70.5%	69.3%	92.6%
ORIX Rentec Corporation	39.7%	130.0%	68.4%	72.9%	61.4%
ORIX Asset Management & Loan Services Corporation	30.7%	—	70.2%	68.3%	—
ORIX Real Estate Corporation	25.0%	—	69.3%	69.4%	25.1%
ORIX Environmental Resources Management Corporation	7.8%	100.0%	62.6%	69.1%	51.3%
ORIX Life Insurance Corporation	19.9%	71.7%	61.8%	60.9%	59.5%
ORIX Bank Corporation	28.3%	90.9%	68.3%	73.0%	53.6%
ORIX Computer Systems Corporation	21.1%	100.0%	75.4%	75.3%	115.3%
9 Group companies in Japan	28.8%	100.0%	65.3%	65.8%	61.0%

Notes:	1.	The percentage of female managers is calculated based on the provisions of the Act on Promotion of Women’s Participation and Advancement in the Workplace (Act No. 64, 2015). Regarding the percentage of female managers, seconded employees are counted as employees of the home company.
	2.	The percentage of male employees taking childcare leave, etc. is calculated based on the provisions of the Act on the Welfare of Workers Engaged in Childcare or Family Care such as Childcare Leave and Family Care Leave (Act No. 76, 1991), the ratio of childcare leave, etc. taken under Article 71-6, Item 2 of the Enforcement Regulations of the Act on the Welfare of Workers Engaged in Childcare or Family Care such as Childcare Leave and Family Care Leave (Ministry of Labor Ordinance No. 25, 1991). Regarding the percentage of male employees taking childcare leave, etc., it includes those who are taking parental leave, and seconded employees are counted as employees of the home company. Employees whose spouses gave birth in prior years may take childcare leave, etc. in the current year, so the take-up rate may exceed 100%. “—” indicates that there are no eligible employees.
	3.	The pay gap between men and women shows the ratio of the annual average pay of female employees to the annual average pay of male employees. Regarding the pay gap between men and women, seconded employees are counted as employees of the home company. “—” indicates that there are no eligible employees.

4.	The 9 Group Companies in Japan (ORIX Corporation, ORIX Auto Corporation, ORIX Rentec Corporation, ORIX Asset Management & Loan Services Corporation, ORIX Real Estate Corporation, ORIX Environmental Resources Management Corporation, ORIX Life Insurance Corporation, ORIX Bank Corporation and ORIX Computer Systems Corporation) jointly operate as part of the ORIX Group’s personnel strategy and personnel systems.

ORIX offers a variety of work styles and occupations to help employees of diverse backgrounds maximize their performance, and by providing opportunities for them, ORIX supports the realization of the career they desire.

In addition, ORIX implements an evaluation and remuneration system that seeks to provide fair pay based on an employee’s seniority, role and duties, with adjustments for personnel evaluations. As of March 31, 2025, the pay gap between men and women in general manager positions was 98.4%. The ORIX Group has set an overall increase in the ratio of female managers as an important ESG-related target and is focusing on the promotion of women.

SHARE OWNERSHIP

As of June 24, 2025, the directors and executive officers of the Company directly held an aggregate of 174,058 Shares, representing 0.01% of the total Shares issued as of such date.

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

Compensation for directors and executive officers in fiscal 2025 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Performance- linked compensation (Number of people)	Share-based compensation (Number of people)	Total compensation
Non-Executive Director and Outside Director	¥110 (6)	— —	¥26 (6)	¥137 (6)
Executive Officer	¥676 (27)	¥653 (27)	¥935 (27)	¥2,265 (27)

Total	¥787 (33)	¥653 (27)	¥962 (33)	¥2,403 (33)

The above list is the amount paid in accordance with the policies for the compensation of directors and Executive Officers resolved by the Compensation Committee held on June 25, 2024.

The amount paid listed in the table above with regard to the share-based compensation is calculated by multiplying the number of points confirmed to be provided as the portion for the fiscal year ended in March 2025 by the stock market price paid by the trust when ORIX’s shares were acquired (¥2,248.39 per share).

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

We set the performance target for each division based on the company-wide performance target, and achieved 0% to 200% (median:100%) by 27 Executive Officers (based on the total evaluation including qualitative assessment).

Compensation for Makoto Inoue, Member of the Board of Directors, Representative Executive Officer, Chairman and Chief Executive Officer of ORIX, for fiscal 2025 was ¥126 million in fixed compensation, ¥113 million in performance-linked compensation and ¥177 million in share-based compensation.

Compensation for Hidetake Takahashi, Member of the Board of Directors, Representative Executive Officer, President and Chief Operating Officer of ORIX, for fiscal 2025 was ¥50 million in fixed compensation, ¥43 million in performance-linked compensation and ¥71 million in share-based compensation.

Compensation for Satoru Matsuzaki, Member of the Board of Directors, Deputy President Executive Officer of ORIX, for fiscal 2025 was ¥44 million in fixed compensation, ¥52 million in performance-linked compensation and ¥61 million in share-based compensation.

Compensation for Stan Koyanagi, Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2025 was ¥104 million (¥13 million from the Company and ¥91 million from ORIX Corporation USA) in fixed compensation and ¥208 million (¥208 million from ORIX Corporation USA) in performance-linked compensation.

Compensation for Yasuaki Mikami, Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2025 was ¥40 million in fixed compensation, ¥36 million in performance-linked compensation and ¥56 million in share-based compensation.

Compensation for Eiji Arita, Managing Executive Officer of ORIX, for fiscal 2025 was ¥29 million in fixed compensation, ¥31 million in performance-linked compensation and ¥41 million in share-based compensation.

Compensation for Seiichi Miyake, Managing Executive Officer of ORIX, for fiscal 2025 was ¥29 million in fixed compensation, ¥42 million in performance-linked compensation and ¥41 million in share-based compensation.

The actual total amount of the share-based compensation paid in fiscal 2025 was ¥408 million paid to one executive officer who retired during fiscal 2025

The Compensation Committee sets the following “Policy of Determining Compensation of Directors and Executive Officers.”

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

Compensation Policy for Executive Officers

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while also incorporating a component that is linked to current period business performance. Specifically, ORIX’s compensation structure for executive officers consists of fixed compensation, performance-linked compensation, and share-based compensation**. In principle, the compensation mix for executive officers is to set the ratio fixed compensation, performance-linked compensation, and share-based compensation to 1:1:1. In addition, based on the outcome of a third-party compensation research agency investigation, the Company strives to maintain a competitive level of compensation with executive officer compensation functioning as an effective incentive.

Fixed compensation is decided for each individual based on a standard amount for each position. Compensation linked to business performance for the fiscal year ended March 2025 uses the level of achievement of the consolidated net income growth target as a company-wide performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 200% while, at the same time, using the level of achievement of the target of the division for which the relevant executive officer was responsible*** as a division performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 300%. In the case of Representative Executive Officers, the consolidated net income growth target is used as a sole performance indicator, adjusting the standard amount within the range of 0% to 200%. These performance indicators are selected based on the Company’s mid-term strategic directions. In addition to the above, annual bonuses for Executive Officers at the Managing Executive Officer level and above will be increased or decreased by an amount ranging from 0% to 30% of the base amount for each position based on progress toward the ESG-related Key Goals. If progress towards ESG-related Key Goals is proceeding as planned, the annual bonus will not be adjusted. For share-based compensation reflecting medium- to long-term performance, executive officers are granted a fixed amount of points based on their position, and they are paid in ORIX shares corresponding to the amount of points they have accumulated at the time of retirement.

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

Compensation Clawback Policy

The Company has established a Compensation Clawback Policy pursuant to applicable New York Stock Exchange listing standards. This Policy provides for the clawback of performance-linked compensation (annual bonus) received in excess of executive officers’ original salaries based on erroneous financial statements in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements.

For the authority, discretion and activity of Compensation Committee, refer to “Item 6. Directors, Senior Management and Employees—Structure and Activities of the Three Committees—Compensation Committee.”

The Compensation Committee conducts a comprehensive review, including confirming whether the specific compensation, etc. for individual Directors and Executive Officers is consistent with the compensation policies based on the resolution at the Compensation Committee meeting held on June 25, 2024, determines the compensation after verifying that the level of compensation is appropriate based on third-party research reports on Director compensation and other information, and judges whether the compensation is in line with the compensation policies.

In addition, to further strengthen the sharing of profits with our shareholders and stakeholders, we have established shareholding guidelines for our directors and executive officers to hold certain numbers of our shares in June 2005.

In June 2005, we introduced the share-based compensation, which is a program in which points are annually allocated to directors and executive officers based upon prescribed standards while in office, and the actual number of ORIX’s shares calculated based on the number of accumulated points is provided at the time of retirement. In July 2014, we started to provide these shares through a trust established by the Board Incentive Plan Trust. The Company entrusts money to the “Board Incentive Plan Trust”, which acquires ORIX’s shares from the stock market for directors and executive officers at the end of his or her tenure using money contributed in advance. The total number of points of the share-based compensation granted to directors and executive officers for fiscal 2025 is equivalent to 447,500 points. Under this system, ¥408 million, which is equivalent to 181,490 points accumulated up to the end of tenure, was paid to executive officers who left their positions during fiscal 2025. As a result, the balance to directors and executive officers as of March 31, 2025 was 2,529,995 points.

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

At the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, our shareholders approved stock option plans under which ORIX purchased shares from the open market and held them for transfer to ORIX’s directors and executive officers and some employees upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executive officers and certain employees of our subsidiaries and affiliates. From 2009 to 2025, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

DISCLOSURE OF A REGISTRANT`S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2025.

Each unit of Shares (1 unit = 100 Shares) has one vote, and none of our major shareholders have different voting rights. We do not issue preferred shares.

Name	Number of Shares held	Percentage of Issued shares
	(Thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	216,027	18.95
Custody Bank of Japan, Ltd. (Trust Account)	95,409	8.37
STATE STREET BANK AND TRUST COMPANY 505001	34,640	3.03
CITIBANK, N.A.-NY, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	25,447	2.23
STATE STREET BANK WEST CLIENT-TREATY 505234	23,537	2.06
SMBC Nikko Securities Inc.	18,997	1.66
JPMorgan Securities Japan Co., Ltd.	15,712	1.37
BNYM AS AGT/CLTS 10 PERCENT	15,590	1.36
JP MORGAN CHASE BANK 385781	15,431	1.35
STATE STREET BANK AND TRUST COMPANY 505103	11,674	1.02

ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2025, the percentage of issued Shares held by overseas corporations and individuals was 44.39%. As of March 31, 2025, approximately 25,447,942 ADSs were outstanding (equivalent to 25,447,942 or approximately 2.19% of ORIX’s issued Shares as of that date). As of March 31, 2025, all our ADSs were held by one record holder in the United States.

On March 7, 2025, BlackRock Group submitted a filing to the Securities and Exchange Commission indicating that BlackRock Inc., primarily through BlackRock Japan Co., Ltd, held 82,624,264 Shares, representing 7.10% of ORIX’s issued Shares, as part of BlackRock Group’s assets under management.

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

Balance undrawn from the total amount of commitment to be used in accordance with the terms and conditions of relevant agreements to an equity method investee relating to the development of integrated resort, Osaka IR KK (which changed its name to MGM Osaka Corporation on May 1, 2025), was ¥270,168 million as of March 31, 2025. We will execute the amount of commitment depending on changes in circumstances such as the progress of the development.

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

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) above other than those listed in the table below. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) above. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥271,766 million as of March 31, 2025 and did not exceed ¥441,000 million at any time during fiscal 2025.

Each of these loans (including guarantees of any kind) was made in the ordinary course of business. The following table describes, for each related party borrower, the applicable interest rate (or range of interest rates), the largest aggregate amount outstanding during fiscal 2025 and the aggregate amount outstanding as of March 31, 2025.

Related Party	The largest aggregate amount outstanding during fiscal 2025	Aggregate amount outstanding as of March 31, 2025	Interest rate

	(Millions of yen)		(%)
TBJ Holdings, Inc.	¥113,727	¥113,727	2.0
Kansai Airports	12,333	12,000	6.5
NIDC	1,590	1,590	4.0
DIC	1,640	1,351	1.2
Shinko Medical Support Corporation	1,320	1,210	5.0
HIDROELECTRICA DE TACOTAN SA DE CV	1,194	1,194	10.8 – 14.0
HIDROELECTRICA DE TRIGOMIL SA DE CV	986	986	10.8 – 14.0
Timber Parent, LLC	1,028	971	14.0
First Resort Co., Ltd.	790	684	3.5
FSC Topco, LLC	444	414	14.0
Pacific League Marketing Corporation	264	192	1.6
Brazatortas 220 Renovables S.L.	190	190	3.3
Bewen Enerji Anonym Şirketi	54	53	7.8 – 8.7
Beyçelik Elawan Yenilenebilir Enerji Üretimi A.Ş.	224	32	6.2 – 8.7
Escatrón Promotores 400 y 200. S.L.	20	20	3.3
OA Mobility Limited	3	3	0.0
TACOTAN TRIGOMIL SERVICIOS, S.A.	1	1	3.3
ORIX Credit Corporation*	119,024	0	0.5 – 0.9
Dalian Financial & Industrial Investment Group Co., Ltd.	6,212	0	4.5
Topia, Inc	3,599	0	17.3
CRESTONE SERVICES GROUP, LLC	348	0	12.3
Innovative Ergonomic Solutions, LLC	245	0	10.0
Junseikai Medical Corporation	230	0	0.5
Kadanaen Corporation	2	0	3.1
Torigin Leasing Co., Ltd.	0	0	6.9

*	ORIX Credit Corporation has changed its name to DOCOMO Finance, Inc on April 1, 2025.

In addition to the loans described above, we have guarantees in the aggregate amount of ¥137,148 million.

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

Effective February 27, 2025, we implemented a change in the ratio of our ADSs to underlying Shares from one ADS representing five underlying Shares to a ratio of one ADS representing one underlying Share. Following this change, on March 31, 2025, approximately 25,447,942 ADSs were outstanding. This is equivalent to 25,447,942 or approximately 2.19% of the total number of Shares issued on that date. On that date, all our ADSs were held by one record holder in the United States.

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

We may at any time transfer the whole or any part of our additional paid-in capital and legal retained earnings to stated capital by a resolution of a general meeting of shareholders. The whole or any part of surplus which may be distributed as Ordinary Dividends or Interim Dividends may also be transferred to stated capital by a resolution of a general meeting of shareholders. We may, by a resolution of a general meeting of shareholders (in the case of the reduction of stated capital, a special resolution of a general meeting of shareholders, see “Voting Rights”) reduce stated capital, additional paid-in capital and/or legal retained earnings.

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

Voting Rights

A holder of shares constituting one or more units is entitled to one vote for each unit. However, we do not have voting rights with respect to our own shares and if we directly or indirectly own 25% or more of voting rights of a corporate or other entity which is a shareholder, such corporate shareholder cannot exercise its voting rights. Except as otherwise provided by law or in our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights represented at the meeting. The quorum for election or removal of directors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election or removal of directors. Our shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders having voting rights.

Under the Companies Act and our Articles of Incorporation, any amendment to our Articles of Incorporation (except for certain amendments, see “Stock Splits”) and certain other instances require approval by a “special resolution” of shareholders, where the quorum is one-third of the total number of voting rights and the approval by at least two-thirds of the number of voting rights represented at the meeting is required. Other instances requiring such a “special resolution” include (i) the reduction of its stated capital, (ii) the dissolution, liquidation, merger or consolidation, merger and corporate split or (iii) the formation of a parent company by way of share exchange or share transfer, (iv) the transfer of the whole or a substantial part of its business, (v) the acquisition of the whole business of another company, (vi) the issue to persons other than the shareholders of new shares at a “specially favorable” price or the issue or transfer to persons other than the shareholders of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) under “specially favorable” conditions, (vii) consolidation of shares and (viii) acquisition of its own shares from a specific party other than its subsidiaries.

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

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS*
March 31, 2021	78.00	3.65
March 31, 2022	85.60	3.50
March 31, 2023	85.60	3.10
March 31, 2024	98.60	3.29
March 31, 2025	120.01	0.82

*

Effective February 27, 2025, we implemented a change in the ratio of our ADSs to underlying Shares from one ADS representing five underlying Shares to a ratio of one ADS representing one underlying Share.

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

Based on this fundamental policy, the annual dividend for fiscal 2025 has been decided at 120.01 yen per share (the interim dividend paid was 62.17 yen per share and the year-end dividend has been decided at 57.84 yen per share). The payout ratio for the fiscal year ended March 31, 2025 was 39.0%.

For fiscal 2026, the annual dividend is forecasted at the higher of either payout ratio of 39% or 120.01 yen per share, which was the total dividend payment in fiscal 2025.

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

Certain U.S. Holders who are individuals (and certain entities closely held by individuals) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on IRS Form 8938, subject to exceptions (including an exception for financial assets held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the Shares or ADSs.

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

In order to manage assets and liabilities in an appropriate risk position, we conduct various types of analysis for interest rate sensitivity including gains and losses impact analysis and fair value analysis of assets and liabilities.

The table below of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and short-term and long-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contract period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2025 were 4.0% for installment loans, 2.1% for investment in securities (floating and fixed rate), 2.7% for short-term and long-term debt and 0.5% for deposits. As of March 31, 2025, the average payment rate of interest rate swaps was 1.5% and the average receipt rate was 2.2%. The average interest rates of financial instruments as of March 31, 2024 were: 4.2% for installment loans, 2.2% for investment in securities (floating and fixed rate), 2.7% for short-term and long-term debt and 0.2% for deposits. As of March 31, 2024, the average payment rate of interest rate swaps was 1.7% and the average receipt rate was 3.5%. As of March 31, 2025, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2024. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY

NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date						Total	March 31, 2025 Estimated Fair Value
	Years ending March 31,
	2026	2027	2028	2029	2030	Thereafter

	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥222,589	¥111,984	¥81,729	¥72,203	¥56,715	¥557,583	¥1,102,803	¥1,076,584
Average interest rate	6.7%	6.8%	8.1%	6.6%	5.2%	3.2%	5.0%	—
Installment loans (floating rate)	¥440,376	¥305,309	¥252,407	¥164,021	¥219,739	¥1,574,975	¥2,956,827	¥2,921,998
Average interest rate	5.0%	5.3%	5.6%	4.9%	3.5%	2.5%	3.6%	—
Investment in securities (fixed rate)	¥50,143	¥67,551	¥73,668	¥119,378	¥62,002	¥2,544,396	¥2,917,138	¥2,349,843
Average interest rate	0.7%	0.7%	1.4%	1.7%	1.1%	1.7%	1.7%	—
Investment in securities (floating rate)	¥512	¥2,795	¥1,979	¥8,911	¥12,268	¥230,433	¥256,898	¥257,794
Average interest rate	(7.0%)	5.9%	3.6%	2.5%	5.7%	7.1%	6.8%	—
Liabilities:
Short-term debt	¥549,680	¥0	¥0	¥0	¥0	¥0	¥549,680	¥549,680
Average interest rate	3.4%	—	—	—	—	—	3.4%	—
Deposits	¥1,819,970	¥186,367	¥107,639	¥41,963	¥217,569	¥76,304	¥2,449,812	¥2,448,422
Average interest rate	0.6%	0.3%	0.4%	0.3%	0.8%	0.6%	0.5%	—
Long-term debt (fixed rate)	¥296,907	¥351,869	¥460,715	¥427,155	¥387,794	¥883,609	¥2,808,049	¥2,755,922
Average interest rate	2.0%	2.1%	2.2%	1.5%	2.8%	2.0%	2.1%	—
Long-term debt (floating rate)	¥570,860	¥523,191	¥322,372	¥376,111	¥391,972	¥740,563	¥2,925,069	¥2,922,906
Average interest rate	3.8%	3.8%	3.4%	2.9%	3.8%	2.1%	3.2%	—

NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected Maturity Date						Total	March 31, 2025 Estimated Fair Value
	Years ending March 31,
	2026	2027	2028	2029	2030	Thereafter

	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥92,348	¥116,425	¥43,266	¥97,675	¥28,975	¥299,338	¥678,027	¥15,100
Average pay rate	1.6%	2.4%	2.0%	1.1%	1.3%	1.3%	1.5%	—
Average receive rate	4.3%	3.7%	2.1%	1.3%	1.3%	1.4%	2.2%	—
Notional amount (fixed to floating)	¥0	¥0	¥0	¥0	¥0	¥141	¥141	¥(5)
Average pay rate	—	—	—	—	—	4.4%	4.4%	—
Average receive rate	—	—	—	—	—	3.5%	3.5%	—

The above table excludes purchased loans, which are exposed to interest rate risk, because it is difficult to estimate the timing and extent of collection of such loans. Purchased loans are deteriorated credit loans which we acquire at a discount and for which full collection of all contractually required payments from the debtors is unlikely. The total book value of our purchased loans as of March 31, 2025 was ¥21,389 million.

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

In addition, long-term debt (fixed rate) in the table above includes the amount of ¥150,000 million of unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds). Out of this amount, ¥40,000 million was executed in fiscal 2020, and will mature in fiscal 2080, with optional early redemption possible on or after March 2030. ¥50,000 million was executed in fiscal 2021, and will mature in fiscal 2081, with optional early redemption of ¥29,000 million possible on or after March 2026, and ¥21,000 million possible on or after March 2031. Additionally, ¥60,000 million was executed in fiscal 2025, and will mature in fiscal 2060, with optional early redemption possible on or after March 2030.

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

We have identified all positions that are subject to exchange rate risk, including retained earnings accumulated in foreign currencies in our overseas subsidiaries, which is translated to Japanese yen upon consolidation. ORIX shareholders’ equity is subject to exchange rate risk arising from such translations. Other positions, such as potential losses in future earnings, are calculated using several hypothetical scenarios based on 10% changes in the relevant currencies. Based on these scenarios, exchange losses in future earnings were estimated to be ¥225 million and ¥928 million as of March 31, 2024 and 2025, respectively. The largest of such losses were estimated in scenarios where the U.S. dollar appreciated 10% against the Japanese yen from the rate in effect on March 31, 2024 and 2025.

Risk of Market Prices in Stocks

We have marketable stocks that are subject to price risk arising from changes in their market prices. Our shareholders’ equity and net income bear risks due to changes in the market prices of these securities. To manage these risks of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2024 and 2025, respectively, and under such circumstances estimate ¥9,151 million and ¥12,416 million decrease in the fair value of our equity securities as of March 31, 2024 and 2025.

Item 12. Description of Securities Other than Equity Securities

FEES AND PAYMENTS RELATING TO OUR AMERICAN DEPOSITARY SHARES

SCHEDULE OF FEES AND CHARGES

Citibank N.A., or the Depositary, serves as the depositary for our ADSs. As an ADS holder, you will be required to pay the following service fees to the Depositary:

Service	Fee
Issuance of ADSs upon deposit of Shares	Up to 5¢ per ADS issued
Cancellation of ADSs and delivery of deposited securities	Up to 5¢ per ADS canceled
Exercise of rights to purchase additional ADSs	Up to 5¢ per ADS issued
Distribution of cash dividends or other cash distributions upon a sale of rights and other entitlements	Up to 5¢ per ADS held

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

PAYMENTS TO ORIX FROM THE DEPOSITARY

The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, and proxy voting and related expenses. In fiscal 2025, this amount was $80,000.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

In order to improve the convenience and liquidity of our securities on exchanges where our shares are listed, in accordance with “Action Plan for Consolidating Trading Units” issued in November 2007 by the securities exchanges in Japan, the Company implemented a 10-for-1 stock split of shares of its common stock on March 31, 2013, pursuant to which one hundred shares constitutes one unit as of April 1, 2013. The change resulted in no substantive change in trading unit price levels. Furthermore, effective February 27, 2025, we implemented a change in the ratio of our ADSs to underlying shares from one ADS representing five underlying shares to a ratio of one ADS representing one underlying share. Other than the change in ratio, this change did not affect material ADS terms.

Item 15. Controls and Procedures

As of March 31, 2025, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the principal financial officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding the achievement of management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms. There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2025 by using the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2025.

The effectiveness of our internal control over financial reporting as of March 31, 2025 has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our consolidated financial statements, as stated in their report which is included herein.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Aiko Sekine is an “audit committee financial expert,” within the meaning of the current rules of the U.S. Securities and Exchange Commission. Aiko Sekine is “independent” as required by Section 303A.06 of the New York Stock Exchange Listed Company Manual.

Subject to the approval of the election of Mami Yunoki as a director at the annual general meeting of shareholders scheduled to be held on June 25, 2025, she is also expected to be designated as an “audit committee financial expert” by our board of directors.

Notes:	1. Name on the family register of Aiko Sekine is Aiko Sano.
2. Name on the family register of Mami Yunoki is Mami Kato.

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

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2024 and 2025, KPMG (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥4,194 million and ¥4,706 million, respectively, for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2024 and 2025, KPMG billed us ¥130 million and ¥172 million, respectively, for audit-related services, including attestation, assurance and related services that are not reported under audit fees.

TAX FEES

In fiscal 2024 and 2025, KPMG billed us ¥191 million and ¥263 million, respectively, for tax-related services.

ALL OTHER FEES

In fiscal 2024 and 2025, KPMG billed us ¥30 million and ¥46 million, respectively, for other products and services and for sustainability related assurance services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2025	(a) Total number of Shares Purchased	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs*1,2	(d) Maximum number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs*1,2
April 2024	24	¥3,155	0	¥0
May 2024	1,264,480	3,366	1,263,900	45,743,456,100
June 2024	1,874,200	3,423	1,874,200	39,328,336,400
July 2024	1,950,500	3,648	1,950,400	32,212,723,200
August 2024	2,338,716	3,385	2,338,700	24,295,762,050
September 2024	1,786,150	3,468	1,785,300	18,101,467,850
October 2024	2,262,840	3,291	2,262,800	10,655,069,450
November 2024	2,241,882	3,336	2,241,800	3,175,317,850
December 2024	932,414	3,405	932,400	233,950
January 2025	0	0	0	0
February 2025	400	0	0	0
March 2025	37	3,110	0	0

Total	14,651,643	¥3,413	14,649,500	¥0

*1	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on May 8, 2024.

• Class of shares to be repurchased	Common shares
• Total number of shares to be repurchased	Up to 40,000,000 shares
(approx.3.5% of the total outstanding shares (excluding treasury shares))
• Total purchase price of shares to be repurchased	Up to 50 billion yen
• Repurchase period	May 15, 2024 to March 31, 2025
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*2	The share repurchase based on the above resolution at the Board of Directors meeting was completed. The details of share repurchase are as follows.

• Class of shares repurchased	Common shares
• Total number of shares repurchased	14,649,500 shares
• Total purchase price of shares repurchased	49,999,766,050 yen
• Repurchase period	May 15, 2024 to December 10, 2024
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*3	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on May 12, 2025.

• Class of shares to be repurchased	Common shares
• Total number of shares to be repurchased	Up to 40,000,000 shares
(approx.3.5% of the total outstanding shares (excluding treasury shares))
• Total purchase price of shares to be repurchased	Up to 100 billion yen
• Repurchase period	May 19, 2025 to March 31, 2026
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies
ORIX has adopted
insider trading policies and procedures governing the purchase, sale, and other dispositions of its securities by directors, officers, and employees. These policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and applicable Tokyo Stock Exchange and NYSE listing standards. A copy of the ORIX Group Global Insider Trading Policy is attached as Exhibit 11.2.
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

19
5

(2) Governance
The ORIX Group has established internal rules governing the structure, basic policies, management standards for information security, education, and audits in accordance with global standards for information security controls such as ISO and NIST.
The Information Security Management Rules stipulate that strategies and policies regarding cyber and information security and its response policies for cyber and information security incidents, are to be discussed and determined at the Information Technology Committee, consisting of the Group CEO, chief financial officer (“CFO”) and other members. In addition, the response status of any cyber or information security incident is reported to the Audit Committee by the Executive Officer in charge of the Information Security Control Department to ensure appropriate information sharing.
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

19
6

PART III

Item 17. Financial Statements

ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-172.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2024 and 2025 (page F-5 to F-6);

(b)	Consolidated Statements of Income for the years ended March 31, 2023, 2024 and 2025 (page F-7 to F-8);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2023, 2024 and 2025 (page F-9);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2023, 2024 and 2025 (page F-10 to F-11);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2023, 2024 and 2025 (page F-12);

(f)	Notes to Consolidated Financial Statements (page F-13 to F-171);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-172).

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description

Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 24, 2022, and effective on September 1, 2022 (Incorporated by reference to the Annual Report on Form 20-F filed on June 29, 2022 (File No. 001-14856)).

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on July 21, 2017 (Incorporated by reference to the Annual Report on Form 20-F filed on June 28, 2018 (File No. 001-14856)).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on January 6, 2025.

Exhibit 2.1	Description of American Depositary Shares of ORIX Corporation (Incorporated by reference to the Registration Statement on Form F-3 ASR filed on July 2, 2009 (File No. 333-160410)).

Exhibit 2.2	Deposit Agreement, dated September 14, 1998, by and among ORIX Corporation, Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts (Incorporated by reference to the Registration Statement on Form F-3 ASR filed on July 2, 2009 (File No. 333-160410)).

Exhibit 2.3	Form of Amendment No. 1 to Deposit Agreement, by and among ORIX Corporation, Citibank, N.A. as Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (Incorporated by reference to the Registration Statement on Form F-6 filed on January 10, 2025 (File No. 333-09384)).

Exhibit 8.1	List of subsidiaries and affiliates.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference to the Annual Report on Form 20-F filed on June 25, 2019 (File No. 001-14856)).

Exhibit 11.2	Insider Trading Policies (Incorporated by reference to the Annual Report on Form 20-F filed on June 27, 2024 (File No. 001-14856)).

Exhibit 12.1	Certifications required by Rule 13a-14 (a) (17 CFR 240.13a-14 (a)) or Rule 15d-14 (a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14 (b) (17 CFR 240.13a-14 (b)) or Rule 15d-14 (b) (17 CFR 240.15d 14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm.

Exhibit 97	Compensation Clawback Policy (Incorporated by reference to the Annual Report on Form 20-F filed on June 27, 2024 (File No. 001-14856)).

Exhibit 101	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101	Inline XBRL Schema Document.

Exhibit 101	Inline XBRL Calculation Linkbase Document.

Exhibit 101	Inline XBRL Definition Linkbase Document.

Exhibit 101	Inline XBRL Labels Linkbase Document.

Exhibit 101	Inline XBRL Presentation Linkbase Document.

Exhibit 104	The cover page for the Company’s Annual Report on Form 20-F for the year ended March 31, 2025, has been formatted as Inline XBRL and contained in Exhibit 101

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

Date: June 24, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
ORIX Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries (the Group) as of March 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2025, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 24, 2025 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
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
Assessment of the fair value measurement of the investment funds categorized as Level 3 financial instruments in the fair value hierarchy
As discussed in Notes 1 and 2 to the consolidated financial statements, the Group’s financial assets measured at fair value on a recurring basis under Level 3 of the fair value hierarchy as of March 31, 2025 amounted to ¥459,061 million, which included ¥162,210 million of investment funds, and others. Certain overseas subsidiaries are determined as investment companies under ASC 946 (“Financial Services—Investment Companies”) and hold investment funds measured at fair value with changes in fair value recognized in earnings on a recurring basis. These investment funds are classified as Level 3 in the fair value hierarchy, because the Group measures their fair value using valuation techniques with key inputs that are unobservable. The fair value of the Level 3 investment funds held by a certain investment company in the ORIX USA segment is estimated based on the valuation methodology of the underlying equity investments by weighting the income approach technique using discounted cash flows and the market approach technique utilizing market multiples. Key inputs and assumptions used for the valuation include earnings before interest, taxes, depreciation and amortization (EBITDA) multiples, cash flow forecasts, weighted average cost of capital (WACC) and weighting of the techniques.
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
June 24, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
ORIX Corporation
Opinion on Internal Control Over Financial Reporting
We have audited ORIX Corporation (a Japanese corporation) and subsidiaries’ (the Group) internal control over financial reporting as of March 31, 2025, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in
Internal Control—Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of March 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated June 24, 2025 expressed an unqualified opinion on those consolidated financial statements.
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
KPMG AZSA LLC
Tokyo, Japan
June 24, 2025

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2024 AND 2025
ORIX Corporation and Subsidiaries

		Millions of yen
		2024	2025
ASSETS
Cash and Cash Equivalents		¥1,032,810	¥1,206,573
Restricted Cash		152,497	115,410
Net investment in Leases		1,155,023	1,167,380
Installment Loans		3,958,814	4,081,019
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥ 129,959 million
March 31, 2025	¥97,694 million
Allowance for Credit Losses		(58,110)	(56,769)
Investment in Operating Leases		1,868,574	1,967,178
Investment in Securities		3,263,079	3,234,547
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥35,696 million
March 31, 2025	¥41,018 million
The amounts which are associated to available-for-sale debt securities are as follows:
As of March 31, 2024
Amortized Cost	¥3,015,940 million
Allowance for Credit Losses	¥(634) million
As of March 31, 2025
Amortized Cost	¥3,174,036 million
Allowance for Credit Losses	¥(670) million
Property under Facility Operations		689,573	771,851
Equity method investments		1,313,887	1,320,015
Trade Notes, Accounts and Other Receivable		401,368	411,012
Inventories		227,359	229,229
Office Facilities		248,458	191,957
Other Assets		2,068,768	2,226,849
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥2,786 million
March 31, 2025	¥2,586 million

Total Assets		¥16,322,100	¥16,866,251

Note:	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are as follows:

	Millions of yen
	2024	2025
Cash and Cash Equivalents	¥4,748	¥1,333
Net Investment in Leases (Net of Allowance for Credit Losses)	2,186	6,482
Installment Loans (Net of Allowance for Credit Losses)	186,889	71,668
Investment in Operating Leases	55,089	77,480
Property under Facility Operations	150,930	91,323
Equity method Investments	50,168	49,409
Other	84,858	45,402

	¥534,868	¥343,097

CONSOLIDATED BALANCE SHEETS—(Continued)
AS OF MARCH 31, 2024 AND 2025
ORIX Corporation and Subsidiaries

		Millions of yen
		2024	2025
LIABILITIES AND EQUITY
Liabilities:
Short-term Debt		¥574,095	¥549,680
Deposits		2,245,835	2,449,812
Trade Notes, Accounts and Other Payable		362,504	339,787
Policy Liabilities and Policy Account Balances		1,892,510	1,948,047
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥167,207 million
March 31, 2025	¥136,257 million
Income Taxes:
Current		65,534	53,149
Deferred		505,190	525,632
Long-term Debt		5,626,376	5,733,118
Other Liabilities		1,025,446	1,091,811

Total Liabilities		12,297,490	12,691,036

Redeemable Noncontrolling Interests		2,645	3,432

Commitments and Contingent Liabilities
Equity:
Common stock:		221,111	221,111
Authorized:	2,590,000,000 shares
Issued:
March 31, 2024	1,214,961,054 shares
March 31, 2025	1,162,962,244 shares
Additional Paid-in Capital		233,457	234,193
Retained Earnings		3,259,730	3,354,911
Accumulated Other Comprehensive Income		357,148	341,298
Treasury Stock, at Cost:		(129,980)	(61,731)
March 31, 2024	63,475,848 shares
March 31, 2025	26,672,695 shares

ORIX Corporation Shareholders’ Equity		3,941,466	4,089,782
Noncontrolling Interests		80,499	82,001

Total Equity		4,021,965	4,171,783

Total Liabilities and Equity		¥16,322,100	¥16,866,251

Notes:
1.  The Company’s shares held through the Board Incentive Plan Trust (2,727,686 shares as of March 31, 2024 and 3,413,000 shares as of March 31, 2025) are included in the number of treasury stock as of March 31, 2024 and 2025.

2. The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are as follows:

	Millions of yen
	2024	2025
Short-Term Debt	¥2,186	¥0
Trade Notes, Accounts and Other Payable	845	525
Long-Term Debt	339,143	199,360
Other	27,694	16,749

	¥369,868	¥216,634

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025
ORIX Corporation and Subsidiaries

	Millions of yen
	2023	2024	2025
Revenues:
Finance revenues	¥319,478	¥348,001	¥328,356
Gains on investment securities and dividends	27,850	33,023	14,324
Operating leases	499,541	535,490	624,444
Life insurance premiums and related investment income	494,070	558,923	515,259
Sales of goods and real estate	392,569	373,914	373,155
Services income	930,151	965,010	1,019,283

Total revenues	2,663,659	2,814,361	2,874,821

Expenses:
Interest expense	127,618	188,328	169,051
Costs of operating leases	336,987	356,760	394,821
Life insurance costs	373,906	433,863	384,753
Costs of goods and real estate sold	333,009	268,627	271,833
Services expense	571,127	560,101	604,145
Other (income) and expense	14,445	(4,671)	27,128
Selling, general and administrative expenses	559,406	627,633	646,054
Provision for credit losses	8,117	20,968	18,723
Write-downs of long-lived assets	2,297	1,724	25,933
Write-downs of securities	824	315	554

Total expenses	2,327,736	2,453,648	2,542,995

Operating Income	335,923	360,713	331,826
Equity in Net Income of Equity method investments	22,081	36,774	57,182
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	33,000	72,488	87,705
Bargain Purchase Gain	1,174	0	3,750

Income before Income Taxes	392,178	469,975	480,463
Provision for Income Taxes	95,245	131,388	128,828

Net Income	296,933	338,587	351,635

Net Income (Loss) Attributable to the Noncontrolling Interests	6,561	(7,682)	(389)

Net Income Attributable to the Redeemable Noncontrolling Interests	32	137	394

Net Income Attributable to ORIX Corporation Shareholders	¥290,340	¥346,132	¥351,630

CONSOLIDATED STATEMENTS OF INCOME—(Continued)
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025
ORIX Corporation and Subsidiaries

	Yen
	2023	2024	2025
Amounts per Share of Common Stock for Income Attributable to ORIX Corporation Shareholders:
Basic:
Net Income Attributable to ORIX Corporation Shareholders	¥245.98	¥298.55	¥307.74
Diluted:
Net Income Attributable to ORIX Corporation Shareholders	¥245.65	¥298.05	¥307.16
Cash Dividends	89.40	85.60	117.97
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025
ORIX Corporation and Subsidiaries

	Millions of yen
	2023	2024	2025
Net Income	¥296,933	¥338,587	¥351,635

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(110,166)	(67,762)	(153,108)
Impact of changes in policy liability discount rate	126,980	93,269	158,339
Net change of debt valuation adjustments	54	(191)	(35)
Net change of defined benefit pension plans	4,448	13,293	5,128
Net change of foreign currency translation adjustments	94,707	173,304	(20,060)
Net change of unrealized gains (losses) on derivative instruments	19,670	(5,875)	(6,403)

Total other comprehensive income (loss)	135,693	206,038	(16,139)

Comprehensive Income	432,626	544,625	335,496

Comprehensive Income (loss) Attributable to the Noncontrolling Interests	12,059	(3,035)	(492)

Comprehensive Income (loss) Attributable to the Redeemable Noncontrolling Interests	(17)	350	344

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥420,584	¥547,310	¥335,644

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025
ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2022	¥221,111	¥260,479	¥2,914,558	¥21,495	¥(113,447)	¥3,304,196	¥109,982	¥3,414,178

Contribution to subsidiaries						0	3,451	3,451
Transaction with noncontrolling interests		(28,048)		4,396		(23,652)	(36,758)	(60,410)
Comprehensive income, net of tax:
Net income			290,340			290,340	6,561	296,901
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(110,142)		(110,142)	0	(110,142)
Impact of changes in policy liability discount rate				126,980		126,980	0	126,980
Net change of debt valuation adjustments				54		54	0	54
Net change of defined benefit pension plans				4,455		4,455	(7)	4,448
Net change of foreign currency translation adjustments				91,095		91,095	3,637	94,732
Net change of unrealized gains on derivative instruments				17,802		17,802	1,868	19,670

Total other comprehensive income						130,244	5,498	135,742

Total comprehensive income						420,584	12,059	432,643

Cash dividends			(106,290)			(106,290)	(18,019)	(124,309)
Acquisition of treasury stock					(52,071)	(52,071)	0	(52,071)
Disposal of treasury stock		(85)			102	17	0	17
Cancellation of treasury stock			(44,160)		44,160	0	0	0
Other, net		823				823	0	823

Balance at March 31, 2023	¥221,111	¥233,169	¥3,054,448	¥156,135	¥(121,256)	¥3,543,607	¥70,715	¥3,614,322

Contribution to subsidiaries						0	18,357	18,357
Transaction with noncontrolling interests		86		(165)		(79)	(3,470)	(3,549)
Comprehensive income, net of tax:
Net income (loss)			346,132			346,132	(7,682)	338,450
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(67,772)		(67,772)	0	(67,772)
Impact of changes in policy liability discount rate				93,269		93,269	0	93,269
Net change of debt valuation adjustments				(191)		(191)	0	(191)
Net change of defined benefit pension plans				13,287		13,287	6	13,293
Net change of foreign currency translation adjustments				168,285		168,285	4,816	173,101
Net change of unrealized gains (losses) on derivative instruments				(5,700)		(5,700)	(175)	(5,875)

Total other comprehensive income						201,178	4,647	205,825

Total comprehensive income (loss)						547,310	(3,035)	544,275

Cash dividends			(99,900)			(99,900)	(2,068)	(101,968)
Acquisition of treasury stock					(50,001)	(50,001)	0	(50,001)
Disposal of treasury stock		(227)			277	50	0	50
Cancellation of treasury stock		(49)	(40,951)		41,000	0	0	0
Other, net		478	1			479	0	479

Balance at March 31, 2024	¥221,111	¥233,457	¥3,259,730	¥357,148	¥(129,980)	¥3,941,466	¥80,499	¥4,021,965

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025
ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2024	¥221,111	¥233,457	¥3,259,730	¥357,148	¥(129,980)	¥3,941,466	¥80,499	¥4,021,965

Cumulative effect of adopting Accounting Standards Update 2023-02			¥(157)			¥(157)	0	¥(157)

Balance at April 1, 2024	¥221,111	¥233,457	¥3,259,573	¥357,148	¥(129,980)	¥3,941,309	¥80,499	¥4,021,808

Contribution to subsidiaries						0	10,736	10,736
Transaction with noncontrolling interests		83		136		219	(7,451)	(7,232)
Comprehensive income, net of tax:
Net income (loss)			351,630			351,630	(389)	351,241
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(153,108)		(153,108)	0	(153,108)
Impact of changes in policy liability discount rate				158,339		158,339	0	158,339
Net change of debt valuation adjustments				(35)		(35)	0	(35)
Net change of defined benefit pension plans				5,121		5,121	7	5,128
Net change of foreign currency translation adjustments				(19,687)		(19,687)	(323)	(20,010)
Net change of unrealized gains (losses) on derivative instruments				(6,616)		(6,616)	213	(6,403)

Total other comprehensive income (loss)						(15,986)	(103)	(16,089)

Total comprehensive income (loss)						335,644	(492)	335,152

Cash dividends			(135,590)			(135,590)	(1,291)	(136,881)
Acquisition of treasury stock					(53,518)	(53,518)	0	(53,518)
Disposal of treasury stock		(654)			917	263	0	263
Cancellation of treasury stock		(149)	(120,702)		120,851	0	0	0
Other, net		1,456			(1)	1,455	0	1,455

Balance at March 31, 2025	¥221,111	¥234,193	¥3,354,911	¥341,298	¥(61,731)	¥4,089,782	¥82,001	¥4,171,783

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 18 “Redeemable Noncontrolling Interests.”
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025
ORIX Corporation and Subsidiaries

	Millions of yen
	2023	2024	2025
Cash Flows from Operating Activities:
Net income	¥296,933	¥338,587	¥351,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	340,252	364,242	399,527
Principal payments received under net investment in leases	489,428	475,730	495,717
Provision for credit losses	8,117	20,968	18,723
Equity in net income of equity method investments	(22,081)	(36,774)	(57,182)
(Gains) Losses on sales of subsidiaries and equity method investments and liquidation losses, net	(33,000)	(72,488)	(87,705)
Bargain purchase gain	(1,174)	0	(3,750)
Gains on sales of securities other than trading	(2,657)	(3,943)	6,772
Gains on sales of operating lease assets	(56,932)	(53,441)	(76,633)
Write-downs of long-lived assets	2,297	1,724	25,933
Write-downs of securities	824	315	554
Deferred tax provision	36,947	20,000	23,346
(Increase) Decrease in trading securities	31,855	(8,041)	28,487
Increase in inventories	(17,527)	(58,126)	(9,839)
(Increase) Decrease in trade notes, accounts and other receivable	12,953	5,235	(2,641)
Decrease in trade notes, accounts and other payable	(12,173)	(4,427)	(3,910)
Increase in policy liabilities and policy account balances	89,915	186,193	268,258
Increase (Decrease) in income taxes payable	(128,948)	107,881	(9,232)
Other, net	(121,941)	(40,233)	(67,867)

Net cash provided by operating activities	913,088	1,243,402	1,300,193

Cash Flows from Investing Activities:
Purchases of lease equipment	(976,502)	(1,124,207)	(1,288,608)
Originations of installment loans	(1,275,795)	(1,429,738)	(1,506,006)
Principal collected on installment loans	1,337,889	1,356,586	1,302,302
Proceeds from sales of operating lease assets	233,452	262,724	373,804
Investments in equity method investees, net	(66,186)	(166,640)	(64,985)
Proceeds from sales of equity method investments	104,387	23,967	95,789
Purchases of available-for-sale debt securities	(515,865)	(570,241)	(700,403)
Proceeds from sales of available-for-sale debt securities	323,773	197,640	289,170
Proceeds from redemption of available-for-sale debt securities	44,496	47,280	257,338
Purchases of equity securities other than trading	(55,539)	(57,819)	(76,767)
Proceeds from sales of equity securities other than trading	36,444	54,728	31,594
Purchases of property under facility operations	(103,572)	(76,667)	(69,064)
Acquisitions of subsidiaries, net of cash acquired	(206,830)	(42,486)	(89,871)
Sales of subsidiaries, net of cash disposed	19,987	139,525	111,043
Other, net	1,383	12,545	24,969

Net cash used in investing activities	(1,098,478)	(1,372,803)	(1,309,695)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	20,408	10,751	(98,621)
Proceeds from debt with maturities longer than three months	1,820,633	1,218,867	1,549,750
Repayment of debt with maturities longer than three months	(1,158,517)	(1,177,803)	(1,368,479)
Net increase (decrease) in deposits due to customers	(30,638)	(1,572)	204,034
Cash dividends paid to ORIX Corporation shareholders	(106,290)	(99,900)	(135,590)
Acquisition of treasury stock	(52,071)	(50,001)	(53,518)
Contribution from noncontrolling interests	3,926	15,621	3,577
Purchases of shares of subsidiaries from noncontrolling interests	(46,319)	(108)	(521)
Net increase in call money	5,000	0	50,000
Other, net	(17,824)	(1,332)	(1,310)

Net cash provided by (used in) financing activities	438,308	(85,477)	149,322

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	22,178	33,277	(3,144)

Net increase (decrease) in Cash, Cash Equivalents and Restricted Cash	275,096	(181,601)	136,676

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,091,812	1,366,908	1,185,307

Cash, Cash Equivalents and Restricted Cash at End of Year	¥1,366,908	¥1,185,307	¥1,321,983

Notes:	The accompanying notes to consolidated financial statements are an integral part of these statements.

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
The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and, therefore, reflect certain adjustments to the books and records of the Company and its subsidiaries. The principal adjustments relate to initial direct costs to originate leases, loan origination fees and related direct loan origination costs, accounting for allowance for credit losses, use of a straight-line basis of depreciation for operating lease assets, deferral of life insurance policy acquisition costs, calculation of insurance policy liabilities, accounting for goodwill and other intangible assets in business combinations, accounting for pension plans, accounting for sales of the parent’s ownership interest in subsidiaries, classification in the statements of cash flows, accounting for transfer of financial assets, accounting for investment in securities, accounting for fair value option, accounting for lessee’s lease and reflection of the income tax effect on such adjustments.
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
Equity method investees
(1) Investment in corporate entities
Investments in corporate entities, in which the Company and its subsidiaries have 20% – 50% ownership or has the ability to exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected. When the Company holds majority voting interests of an entity but noncontrolling shareholders hold substantive participating rights to make decisions on activities that occur over the ordinary course of the business, an equity method investee is recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(2) Investment in real estate joint ventures
Investments in real estate joint ventures, which includes contracts for the development and operation of real estate, are accounted for by using the equity method.
(3) Investment in partnerships and other investments
Investments in partnerships and other investments, in which the Company and its subsidiaries have more than 3% to 5% ownership or over which the Company and its subsidiaries can exercise significant influence, are accounted for by using the equity method except for those for which the fair value option has been elected.
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
(c) Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified eleven areas where it believes estimates are particularly significant
 to the financial statements. The Company makes estimates and assumptions to the selection of valuation techniques and determination of assumptions used in fair value measurements, fair value measurement of assets acquired and liabilities assumed in a business combination, the determination and periodic reassessment of the unguaranteed residual value for finance leases and operating leases, the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs, the determination of the allowance for credit losses (including the allowance for off-balance
sheet credit exposures), the recognition and measurement of impairment of long-lived assets, the recognition and measurement of impairment of investment in securities, the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions, the assessment and measurement of effectiveness in hedging relationship using derivative financial instruments, the determination of benefit obligation and net periodic pension cost and the recognition and measurement of impairment of goodwill and other intangible assets.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
(e) Revenue recognition
The Company and its subsidiaries recognize revenues from only contracts with customers, such as sales of goods and real estate, and services income, revenues are recognized to depict the transfer of promised goods or services to customers in the amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are recognized net of discount, incentives and estimated sales returns. In case that the Company and its subsidiaries receive payment from customers before satisfying performance obligations, the amounts are recognized as contract liabilities. In transactions that involve third parties, if the Company and its subsidiaries control the goods or services before they are transferred to the customers, revenue is recognized on the
gross amount as the principal.
Excluding the aforementioned policy, the policies as specifically described hereinafter are applied for each revenue item.
Finance Revenues
—Finance revenues mainly include revenues from finance leases, installment loans, and financial guarantees.
(1) Revenues from finance leases
Lessor leases consist of leases for various equipment types, including office equipment, industrial machinery, transportation equipment and real estate. Net investment in leases includes sales-type leases and direct financing leases which are full-payout leases. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases. Interest income on net investment in leases is recognized over the life of each respective lease using the interest method. When lease payment is variable, it is accounted for as income in profit or loss in the period when the changes in facts and circumstances on which the variable payment is based occur. When providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The repayment of lessor costs received from lessees are recognized in revenues from finance leases and those underlying costs are recognized in other (income) and expense. The estimated unguaranteed residual value represents estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of residual values are determined based on market values of used equipment, estimates of when and the extent to which equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs of sales-type leases and direct financing leases are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs of sales-type leases and direct financing leases is reflected as a component of net investment in leases.
(2) Revenues from installment loans
Interest income on installment loans is recognized on an accrual basis. Certain related direct loan origination costs, net of loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method. Interest payments received on loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans.
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
past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financing receivables if the principal and interest are not
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
In providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensation for those lessor costs received from lessees are recognized in operating lease revenues and those costs are recognized in costs of operating leases. Investment in operating leases is recorded at cost less accumulated depreciation. In addition, operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. The estimated average useful lives of principal operating lease assets classified as transportation equipment is
 7 years, measuring and information-related equipment is 4 years, real estate

(other than land) is 29 years and other is 8 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

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
(f) Insurance and reinsurance transactions
The policies are classified as long-duration contracts and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. Income from insurance policies other than single-payment whole life insurance and individual annuities is recognized as income when due, net of reinsurance premiums paid. Life insurance benefits are recorded as expenses when they are incurred. The calculation of liabilities for future policy benefits other than single-payment whole life insurance and individual annuities is computed using the same contract groupings (also referred to as cohorts) by policy year, currency, payment method (full term payment or limited payment) and product category and the liabilities for future policy benefits are computed using the net level premium method based on expected future policy benefit payments. A liability is recorded for the present value of expected future policy insurance benefits to be paid and certain related costs, less the present value of expected future net premium to be earned, at the time the premium revenue recognized. For limited payment contracts, the excess of gross premiums received over net premium is recorded as a deferred profit liability.
The liabilities for future policy benefits are measured using assumptions such as mortality, morbidity, lapse, expense and discount rates. These assumptions are determined based on historical experience, industry data and other factors. Certain subsidiaries review and update future cash flow assumptions at least annually except for expense assumptions. Certain subsidiaries elected to lock in and not to update expense assumptions after expense assumptions are determined based on the most recent actual results at the time of contract issuance. The net premium ratios for calculating the liabilities for future policy benefits are also updated quarterly by cohort, reflecting actual cash flows. Certain subsidiaries remeasure the liabilities for future policy benefits using the updated net premium ratios as of the beginning of the reporting period in which the assumptions are updated and record the change from the remeasurement as gains or losses in life insurance costs in the consolidated statements of income. For periods subsequent to the remeasurement, certain subsidiaries calculate the liabilities for future policy benefits using updated net premium ratios. If net premiums exceed gross premiums, the liabilities for future policy benefits are increased and the excess is recognized immediately in earnings through life insurance costs in the consolidated statement of income.
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
The insurance contracts sold by certain subsidiaries include variable annuity, variable life, single-payment whole life insurance and fixed annuity insurance contracts. Certain subsidiaries manage investment assets on behalf of variable annuity and variable life policyholders, which consist of equity securities and are included in investment in securities in the consolidated balance sheets. These investment assets are measured at fair value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

with realized and unrealized gains or losses recognized in life insurance premiums and related investment income in the consolidated statements of income. Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts with changes in the fair value recognized in life insurance costs.
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
Policy liabilities and policy account balances for single-payment whole life insurance and fixed annuity insurance contracts are measured based on the single-premiums plus interest based on expected rate, less withdrawals, expenses and other charges. The credited interest is recorded in life insurance costs in the consolidated statements of income.
Certain costs related directly to the successful acquisition of new or renewal insurance contracts are deferred. Deferred policy acquisition costs consist primarily of agent commissions, except for policy maintenance costs, and underwriting expenses. For amortization of deferred policy acquisition costs, insurance contracts are grouped by contract year, currency, payment method (full term payment or limited payment) and product category, using the same contract groupings for the calculation of the liabilities for future policy benefits. Insurance contracts for which the liabilities for future policy benefits are not calculated are grouped by policy year, currency, and product category.
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
Certain reinsurance commissions (income) corresponding to expenses directly to the successful acquisition of new or renewal of insurance contracts are similarly deferred and amortized in accordance with the above. These amounts are deducted from the unamortized balance of deferred acquisition costs related to the contracts subject to the reinsurance contract.
(g) Allowance for credit losses
The allowance for credit losses estimates credit losses expected to occur in the future over the remaining life of net investment in leases, financial assets measured at amortized cost, such as installment loans and other receivables, and is recognized based on management judgement. Expected prepayments are reflected in the remaining life. The allowance for credit losses is increased by provision charged to income and is decreased by charge-offs, net of recoveries mainly.

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
In addition, if the entity has a present contractual obligation to extend the credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. The allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.
(h) Impairment of long-lived assets
The Company and its subsidiaries perform a recoverability test for long-lived assets to be held and used in operations, including tangible assets and intangible assets being depreciated or amortized, consisting primarily of office buildings, condominiums, aircraft, ships, mega solar facilities and other properties under facility operations, whenever events or changes in circumstances indicate that the assets might be impaired. The assets are considered not recoverable when the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, and others based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.
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
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure tax positions that meet the recognition threshold as the largest amount of tax benefit that is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company and its subsidiaries present an unrecognized tax benefit either as a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

reduction of a deferred tax asset or as a liability, based on the intended method of settlement. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income tax expense in the consolidated statements of income.
The Company and certain subsidiaries have applied the Japanese Group Relief System for national corporation tax purposes.
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
(l) Derivative financial instruments
The Company and its subsidiaries recognize all derivatives on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives for the purpose of trading or economic hedges that have not qualified for hedge accounting are adjusted to fair value through the consolidated statements of income. If derivatives have qualified for hedge accounting, then depending on its nature, changes in its fair value will be either offset against changes in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss), net of applicable income taxes.
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
co-fired
power plants), which

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2023, 2024 and 2025 were ¥34,622 million, ¥35,615 million and ¥41,671 million, respectively. Accumulated depreciation was ¥205,320 million and ¥238,185 million as of March 31, 2024 and 2025, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for structures and up to 44 years for others.
(q) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2024 and 2025, residential condominiums under development were ¥118,458 million and ¥116,416 million, respectively, and completed residential condominiums and merchandise for sale were ¥108,901 million and ¥112,813 million, respectively.
(r) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2023, 2024 and 2025 were ¥8,373 million, ¥9,256 million and ¥9,842 million, respectively. Accumulated depreciations were ¥84,364 million and ¥65,155 million as of March 31, 2024 and 2025, respectively. Estimated useful lives range up to 62 years for buildings and structures and up to 46 years for machinery and equipment.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
The Company and its subsidiaries have the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before we perform a quantitative goodwill impairment test. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the quantitative impairment test for other goodwill. For the goodwill for which the qualitative assessment is performed, if, after assessing the totality of events or circumstances, the Company and/or subsidiaries determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the quantitative goodwill impairment test. However, if the Company and/or subsidiaries conclude otherwise or determine to bypass the qualitative assessment, the Company and/or subsidiaries proceed to perform the quantitative goodwill impairment test. The quantitative goodwill impairment test calculates the fair value of the reporting unit and compares the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, an impairment loss is recognized in an amount equal to the difference. The Company and its subsidiaries test the goodwill at the reporting unit level
which is either the same level as an operating segment level or one level below an operating segment.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
(w) Other Liabilities
Other liabilities include primarily lease liabilities recognized from the lessee’s lease transaction, accrued expenses related to interest and bonus, accrued benefit liability, advances received from lessees in relation to lease contracts, deposits received from real estate transaction, contract liabilities mainly related to automobile maintenance services and maintenance services of software, measurement equipment and other, and derivative liabilities and allowance for credit losses on off-balance
sheet credit exposures.
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
(z) New accounting pronouncements
In June 2022, Accounting Standards Update
2022-03
(“Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”—ASC 820 (“Fair Value Measurement”)) was issued. This update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value of an equity security. This update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This update also requires new disclosures for equity securities subject to contractual sale restrictions. The new disclosure shall include; (1) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet, (2) the nature and remaining duration of the restrictions, and (3) the circumstances that could cause a lapse in the restrictions. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. This update should be applied

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

prospectively for fair value measurement and disclosures from the adoption of the amendments. The Company and its subsidiaries adopted this update on April 1, 2024. The adoption of this update had no material impact on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In March 2023, Accounting Standards Update
2023-01
(“Common Control Arrangements”) was issued as the amendments to ASC 842 (“Leases”). This update requires that leasehold improvements associated with common control leases are amortized by the lessee over the useful life of the leasehold improvements to the common control group (regardless of the lease term), as long as the lessee controls the use of the underlying asset (the leased asset) through a lease. And this update provides a practical expedient for private companies to determine whether a related party arrangement between entities under common control is a lease, or to determine the classification of and accounting for that lease when the arrangement is a lease. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries adopted this update on April 1, 2024 choosing the option to apply the amendments prospectively to leases that commence or are modified on or after the date that an entity first applies the amendments. The adoption of this update had no material impact on the Company and its subsidiaries’ results of operations or financial position.
In March 2023, Accounting Standards Update
2023-02
(“Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method”) was issued as the amendments to ASC 323 (“Investments—Equity Method and Joint Ventures”). This update expands the investments eligible to elect to apply the proportional amortization method to tax equity investments in similar tax credit programs other than the low-income
housing tax credit (LIHTC). Disclosures are required on an interim and annual basis for tax equity investments in tax credit programs for which the proportional amortization method (including investments within that elected program that do not meet the conditions to apply the proportional amortization method) is elected. This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries adopted this update on April 1, 2024 on a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date were a decrease of ¥157 million in other assets and a decrease of ¥157 million in retained earnings in the consolidated balance sheets. The adoption of this update did not have any material effect on the Company and its subsidiaries’ disclosures.
In August 2023, Accounting Standards Update
2023-05
(“Recognition and Initial Measurement”—Subtopic
805-60
(“Business Combinations—Joint Venture Formations”) was issued. This update clarifies the basis of accounting for joint ventures upon formation and requires a joint venture to recognize and initially measure its net assets at fair value on its formation date. This update also requires joint ventures to make disclosures related to their formation. This update does not amend the definition of a joint venture or the accounting by an equity method investor for its investment in a joint venture. This update is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. Early adoption is permitted. The Company and its subsidiaries adopted this update on January 1, 2025. The adoption of this update had no material impact on the Company and its subsidiaries’ results of operations or financial position.
In November 2023, Accounting Standards Update
2023-07
(“Improvements to Reportable Segment Disclosures”) was issued. This update requires improved disclosures for reportable segments, primarily through enhanced disclosures about significant segment expenses. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company and its subsidiaries adopted this update for annual disclosure requirements from the consolidated fiscal year beginning on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

April 1, 2024, and have disclosed segment expenses disaggregated into prescribed categories in Note 32 “Segment Information.” The Company and its subsidiaries plan to adopt the interim disclosure requirements from the consolidated fiscal year beginning on April 1, 2025. Since this update relates to disclosure requirements, the adoption did not have any effect on the Company and its subsidiaries’ results of operations or financial position.
In December 2023, Accounting Standards Update
2023-08
(“Accounting for and Disclosure of Crypto Assets”—Subtopic
350-60
(“Intangibles—Goodwill and Other—Crypto Assets”)) was issued. This update requires that crypto assets within the scope of this Subtopic generally be remeasured at fair value at the end of the reporting period and that changes in carrying amount due to remeasurement be recognized in the income statement. It also requires new disclosures about crypto assets within the scope of this Subtopic. This update is effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2025. The Company and its subsidiaries expect that the adoption of this update will have no material impact on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In December 2023, Accounting Standards Update
2023-09
(“Improvements to Income Tax Disclosures”—ASC 740 (“Income Taxes”)) was issued. This update requires annual disclosure of income taxes. It requires disclosure of specific categories in the rate reconciliation and separate disclosure and additional information for reconciliation items that are equal to or greater than 5% of the amount computed by multiplying income (or loss) before income taxes by the applicable statutory income tax rate. It also requires disclosure of the amount of income taxes paid disaggregated by national, local and foreign. Additionally, it requires separate disclosure of the amount of income taxes paid disaggregated by each tax jurisdiction in which income taxes paid is equal to or greater than 5% of the total income taxes paid. This update is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company and its subsidiaries will adopt this update that requires annual disclosures on April 1, 2025. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ disclosures.
In March 2024, Accounting Standards Update
2024-01
(“Scope Application of Profits Interest and Similar Awards” – ASC 718(“Compensation—Stock Compensation”)) was issued. This update clarifies how an entity should apply the scope guidance to determine whether profits interest and similar awards (“profits interests awards” from hereafter) should be accounted for in accordance with ASC 718(“Compensation—Stock Compensation”). This update is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The Company and its subsidiaries will adopt this update on April 1, 2025 using the option to apply amendments prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The Company and its subsidiaries expect that the adoption of this update will have no material impact on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In November 2024, Accounting Standards Update 2024-03 (“Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures”—(Subtopic 220-40)) was issued, and related update clarifying effective date was issued thereafter. This update requires that entities disclose purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. It also requires specified expenses, gains or losses that are already disclosed under existing US GAAP to be included in the disclosure of the relevant expense captions, and any remaining amounts to be described qualitatively. Additionally, separate disclosures of total selling expenses and its definition are also required. This update is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027, and early adoption is permitted. This update will either be applied prospectively

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2027 for annual disclosure and on April 1, 2028 for interim disclosure. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ disclosures.
In November 2024, Accounting Standards Update 2024-04 (“Induced Conversions of Convertible Debt Instruments”—Subtopic 470-20 (“Debt—Debt with Conversion and Other Options”)) was issued. This update clarifies the application requirements for accounting treatment when conversions are induced by incentives. This update is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years, and early adoption is permitted. The Company and its subsidiaries will adopt this update on April 1, 2026. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In May 2025, Accounting Standards Update 2025-03 (“Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity”—ASC 805 (“Business Combinations”), ASC 810 (“Consolidation”)) was issued. This update requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider the factors in the guidance of Subtopic 805-10 (“Business Combinations—Overall”) to determine which entity is the accounting acquirer. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update requires that an entity apply the new guidance prospectively to any acquisition transaction that occurs after the initial application date. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position.
In May 2025, Accounting Standards Update 2025-04 (“Clarifications to Share-Based Consideration Payable to a Customer”—ASC 718 (“Compensation—Stock Compensation”), ASC 606 (“Revenue from Contracts with Customers”)) was issued. This update revised the definition of the term performance conditions for share-based consideration payable to a customer, including conditions based on the volume or monetary amount of a customer’s purchase of goods or services. When share-based consideration payable to a customer included service conditions, it eliminated the policy election permitting the entity to account for forfeitures as they occur, the entity is required to estimate the number of forfeitures expected to occur. Additionally, it clarifies that share-based consideration payable to a customer is not subject to the constraint on estimates of variable consideration in ASC 606. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied using a modified retrospective approach, with a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption, or retrospectively to all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.

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
The Company and its subsidiaries differentiate between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading debt securities, available-for-sale
debt securities, certain equity securities, derivatives, certain reinsurance recoverables, variable annuity and variable life insurance contracts, and certain accounts payable at fair value on a recurring basis.

F-2
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2024 and 2025:
March 31, 2024

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥129,959	¥0	¥33,393	¥96,566
Available-for-sale debt securities:	2,665,478	11,491	2,334,690	319,297
Japanese and foreign government bond securities*2	1,034,914	4,303	1,030,611	0
Japanese prefectural and foreign municipal bond securities	401,465	0	390,543	10,922
Corporate debt securities*3	844,579	7,188	831,805	5,586
CMBS and RMBS in the Americas	87,740	0	80,575	7,165
Other asset-backed securities and debt securities	296,780	0	1,156	295,624
Equity securities*4*5	415,607	108,964	143,786	162,857
Derivative assets:	72,986	52	66,433	6,501
Interest rate swap agreements	18,995	0	18,995	0
Options held/written and other	15,349	0	8,848	6,501
Futures, foreign exchange contracts	38,172	52	38,120	0
Foreign currency swap agreements	470	0	470	0
Netting*6	(47,496)	—	—	—
Net derivative assets	25,490	—	—	—
Other assets:	2,786	0	0	2,786
Reinsurance recoverables*7	2,786	0	0	2,786

Total	¥3,286,816	¥120,507	¥2,578,302	¥588,007

Liabilities:
Derivative liabilities:	¥95,686	¥607	¥90,862	¥4,217
Interest rate swap agreements	3,728	0	3,728	0
Options held/written and other	14,394	0	10,177	4,217
Futures, foreign exchange contracts	70,997	607	70,390	0
Foreign currency swap agreements	6,563	0	6,563	0
Credit derivatives written	4	0	4	0
Netting*6	(47,496)	—	—	—
Net derivative Liabilities	48,190	—	—	—
Policy Liabilities and Policy Account Balances:	167,207	0	0	167,207
Variable annuity and variable life insurance contracts*8	167,207	0	0	167,207
Accounts Payable	14,136	0	0	14,136
Contingent Consideration	14,136	0	0	14,136

Total	¥277,029	¥607	¥90,862	¥185,560

F-
30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2025

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥97,694	¥0	¥29,900	¥67,794
Available-for-sale debt securities:	2,607,637	12,243	2,377,740	217,654
Japanese and foreign government bond securities*2	1,092,526	7,510	1,085,016	0
Japanese prefectural and foreign municipal bond securities	406,830	0	395,952	10,878
Corporate debt securities*3	802,545	4,733	793,560	4,252
CMBS and RMBS in the Americas	106,751	0	99,669	7,082
Other asset-backed securities and debt securities	198,985	0	3,543	195,442
Equity securities*4*5	418,690	137,014	119,466	162,210
Derivative assets:	64,170	361	54,992	8,817
Interest rate swap agreements	17,869	0	17,869	0
Options held/written and other	15,767	0	6,950	8,817
Futures, foreign exchange contracts	20,964	361	20,603	0
Foreign currency swap agreements	9,570	0	9,570	0
Netting*6	(20,495)	—	—	—
Net derivative assets	43,675	—	—	—
Other assets:	2,586	0	0	2,586
Reinsurance recoverables*7	2,586	0	0	2,586

Total	¥3,190,777	¥149,618	¥2,582,098	¥459,061

Liabilities:
Derivative liabilities:	¥56,038	¥129	¥55,257	¥652
Interest rate swap agreements	2,774	0	2,774	0
Options held/written and other	13,715	0	13,063	652
Futures, foreign exchange contracts	39,387	129	39,258	0
Foreign currency swap agreements	159	0	159	0
Credit derivatives written	3	0	3	0
Netting*6	(20,495)	—	—	—
Net derivative Liabilities	35,543	—	—	—
Policy Liabilities and Policy Account Balances:	136,257	0	0	136,257
Variable annuity and variable life insurance contracts*8	136,257	0	0	136,257
Accounts Payable	15,259	0	0	15,259
Contingent Consideration	15,259	0	0	15,259

Total	¥207,554	¥129	¥55,257	¥152,168

*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income) and expense” in the consolidated statements of income were a loss of ¥2,429 million, a gain of ¥428 million and a loss of ¥1,052 million from the change in the fair value of the loans for fiscal 2023, 2024 and 2025,

F-3
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

respectively. No gains or losses were recognized in earnings during fiscal 2023, 2024 and 2025 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2024, were ¥130,554 million and ¥129,959 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥595 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2025, were ¥98,135 million and ¥97,694 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥441 million. As of March 31, 2024, there were no loans that are 90 days or more past due or, in non-accrual status. The amounts of aggregate unpaid principal balance and aggregate fair value of loans that are 90 days or more past due or, in non-accrual status as of March 31, 2025, were ¥17,098 million and ¥16,346 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥752 million.

*2
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥11 million, ¥6 million and ¥59 million from the change in the fair value of those investments for fiscal 2023, 2024 and 2025, respectively. The amount of aggregate fair value elected the fair value option were ¥1,000 million and ¥5,379 million as of March 31, 2024 and 2025, respectively.

*3
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were a loss of ¥516 million, gains of ¥399 million and ¥441 million from the change in the fair value of those investments for fiscal 2023, 2024 and 2025, respectively. The amounts of aggregate fair value elected the fair value option were ¥7,751 million and ¥10,679 million as of March 31, 2024 and 2025, respectively.

*4
Certain subsidiaries elected the fair value option for certain investments in investment funds and others included in equity securities. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥1,066 million, ¥3,269 million and ¥1,954 million from the change in the fair value of those investments for fiscal 2023, 2024 and 2025, respectively. The amounts of aggregate fair value elected the fair value option were ¥26,945 million and ¥24,960 million as of March 31, 2024 and 2025, respectively.

*5	The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥85,280 million and ¥118,666 million as of March 31, 2024 and 2025, respectively.
*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7
Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥2,786 million and ¥2,586 million as of March 31, 2024 and 2025, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings for fiscal 2023, 2024 and 2025, see Note 23 “Income and Expenses Relating to Life Insurance Operations.”

*8
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥167,207 million and ¥136,257 million as of March 31, 2024 and 2025, respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings for fiscal 2023, 2024 and 2025, see Note 23 “Income and Expenses Relating to Life Insurance Operations.”

F-3
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in fiscal 2023, 2024 and 2025:
2023

	Millions of yen
	Balance at April 1, 2022	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2023	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2023*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at March 31, 2023*2
		Included in earnings*1	Included in other comprehensive income*2	Total
Loans held for sale	¥0	¥18	¥1,095	¥1,113	¥2,457	¥(5,776)	¥0	¥176,055	¥173,849	¥18	¥1,095
Available-for-sale debt securities	141,060	3,788	1,238	5,026	116,175	(9,100)	(9,559)	0	243,602	3,458	1,713
Japanese prefectural and foreign municipal bond securities	3,053	0	278	278	0	0	0	0	3,331	0	278
Corporate debt securities	697	89	(1)	88	5,922	(1,554)	(416)	0	4,737	(16)	(0)
Other asset-backed securities and debt securities	137,310	3,699	961	4,660	110,253	(7,546)	(9,143)	0	235,534	3,474	1,435
Equity securities	112,972	22,823	9,647	32,470	7,191	(7,223)	(2,336)	0	143,074	22,113	9,514
Investment funds	112,972	22,823	9,647	32,470	7,191	(7,223)	(2,336)	0	143,074	22,113	9,514
Derivative assets and liabilities (net)	(3,772)	(2,845)	(1,207)	(4,052)	0	0	0	0	(7,824)	(2,845)	(1,207)
Options held/written and other	(3,772)	(2,845)	(1,207)	(4,052)	0	0	0	0	(7,824)	(2,845)	(1,207)
Other asset	5,214	(1,286)	0	(1,286)	1,153	0	(405)	0	4,676	(1,286)	0
Reinsurance recoverables*5	5,214	(1,286)	0	(1,286)	1,153	0	(405)	0	4,676	(1,286)	0
Policy Liabilities and Policy Account Balances	198,905	6,343	74	6,417	0	0	(28,754)	0	163,734	6,343	74
Variable annuity and variable life insurance contracts*6	198,905	6,343	74	6,417	0	0	(28,754)	0	163,734	6,343	74

F-3
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

2024

	Millions of yen
	Balance at April 1, 2023	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2024	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2024*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at March 31, 2024*2
		Included in earnings*1	Included in other comprehensive income*2	Total
Loans held for sale	¥173,849	¥566	¥18,937	¥19,503	¥4,467	¥(66,078)	¥(35,175)	¥0	¥96,566	¥0	¥18,937
Available-for-sale debt securities	243,602	13,906	17,117	31,023	68,295	(15,041)	(15,400)	6,818	319,297	12,918	18,018
Japanese prefectural and foreign municipal bond securities	3,331	(75)	866	791	0	0	(18)	6,818	10,922	(75)	809
Corporate debt securities	4,737	974	1	975	14	0	(140)	0	5,586	608	1
CMBS and RMBS in the Americas	0	0	286	286	6,879	0	0	0	7,165	0	282
Other asset-backed securities and debt securities	235,534	13,007	15,964	28,971	61,402	(15,041)	(15,242)	0	295,624	12,385	16,926
Equity securities	143,074	(841)	18,617	17,776	4,675	(495)	(2,173)	0	162,857	(1,097)	18,617
Investment funds	143,074	(841)	18,617	17,776	4,675	(495)	(2,173)	0	162,857	(1,097)	18,617
Derivative assets and liabilities (net)	(7,824)	10,595	(487)	10,108	0	0	0	0	2,284	10,595	(487)
Options held/written and other	(7,824)	10,595	(487)	10,108	0	0	0	0	2,284	10,595	(487)
Other asset	4,676	(2,711)	0	(2,711)	971	0	(150)	0	2,786	(2,711)	0
Reinsurance recoverables*5	4,676	(2,711)	0	(2,711)	971	0	(150)	0	2,786	(2,711)	0
Policy Liabilities and Policy Account Balances	163,734	(30,205)	(265)	(30,470)	0	0	(26,997)	0	167,207	(30,205)	(265)
Variable annuity and variable life insurance contracts*6	163,734	(30,205)	(265)	(30,470)	0	0	(26,997)	0	167,207	(30,205)	(265)
Accounts Payable:	12,576	(47)	(1,513)	(1,560)	0	0	0	0	14,136	(47)	(1,513)
Contingent Consideration	12,576	(47)	(1,513)	(1,560)	0	0	0	0	14,136	(47)	(1,513)
2025

	Millions of yen
	Balance at April 1, 2024	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2025	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2025*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at March 31, 2025*2
		Included in earning s *1	Included in other comprehensive income*2	Total
Loans held for sale	¥96,566	¥(1,778)	¥(543)	¥(2,321)	¥633	¥0	¥(27,084)	¥0	¥67,794	¥(708)	¥(543)
Available-for-sale debt securities	319,297	1,336	(1,437)	(101)	99,785	(56,749)	(144,578)	0	217,654	370	(463)
Japanese prefectural and foreign municipal bond securities	10,922	(107)	82	(25)	0	0	(19)	0	10,878	(107)	82
Corporate debt securities	5,586	235	(17)	218	300	(1,712)	(140)	0	4,252	(73)	(17)
CMBS and RMBS in the Americas	7,165	0	(83)	(83)	0	0	0	0	7,082	0	(83)
Other asset-backed securities and debt securities	295,624	1,208	(1,419)	(211)	99,485	(55,037)	(144,419)	0	195,442	550	(445)
Equity securities	162,857	(8,129)	(2,089)	(10,218)	20,113	(656)	(9,886)	0	162,210	(8,163)	(2,099)
Investment funds and other	162,857	(8,129)	(2,089)	(10,218)	20,113	(656)	(9,886)	0	162,210	(8,163)	(2,099)
Derivative assets and liabilities (net)	2,284	5,480	401	5,881	0	0	0	0	8,165	5,480	401
Options held/written and other	2,284	5,480	401	5,881	0	0	0	0	8,165	5,480	401
Other asset	2,786	(1,027)	0	(1,027)	916	0	(89)	0	2,586	(1,027)	0
Reinsurance recoverables*5	2,786	(1,027)	0	(1,027)	916	0	(89)	0	2,586	(1,027)	0
Policy Liabilities and Policy Account Balances	167,207	7,292	(48)	7,244	0	0	(23,706)	0	136,257	7,292	(48)
Variable annuity and variable life insurance contracts*6	167,207	7,292	(48)	7,244	0	0	(23,706)	0	136,257	7,292	(48)
Accounts Payable:	14,136	(1,235)	112	(1,123)	0	0	0	0	15,259	(1,235)	112
Contingent Consideration	14,136	(1,235)	112	(1,123)	0	0	0	0	15,259	(1,235)	112

F-3
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

*1
Principally, gains and losses from
available-for-sale
debt securities are included in “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and loans held for sale, derivative assets and liabilities (net), and accounts payable are included in “Other (income) and expense” respectively. Additionally, for available-for-sale
debt securities, amortization of interest recognized in finance revenues is included in these columns.

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

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events. For the information about policy account balances for variable annuity and variable life insurance contracts and market risk benefits as of and for the fiscal year ended March 31, 2024 and 2025, see Note 24 “Long-Duration Insurance Contracts Relating to Life Insurance Operations.”

In fiscal 2023, loans held for sale totaling ¥176,055 million were transferred from Level 2 to Level 3, since the inputs became unobservable.
In fiscal 2024, foreign municipal bond securities totaling ¥6,818 million were transferred from Level 2 to Level 3, since the inputs became unobservable.
In fiscal 2025, there were
no
transfers in or out of Level 3

The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during fiscal 2024 and 2025. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

2025

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥5,881	¥0	¥0	¥5,881
Investment in operating leases, property under facility operations and office facilities	8,105	0	0	8,105
Certain equity securities	15,193	0	15,193	0
Certain equity method investments	20,619	0	0	20,619

	¥49,798	¥0	¥15,193	¥34,605

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Trading debt securities and
available-for-sale
debt securities
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models such as discounted cash flow methodologies, appraisals, or broker quotes. Such securities are classified as Level 3, as the valuation models, appraisals, or broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant benchmark indices.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Equity securities and equity method investments
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, a certain Americas subsidiary measures its investments held by investment companies which are owned by the subsidiary at fair value. These investment funds, certain equity securities and certain equity method investments are classified as Level 3, because fair value measurement is based on the combination of discounted cash flow methodologies and market multiple valuation methods, appraisals, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as level 3, because the subsidiaries measure their fair value using discounted cash flow methodologies, discounting to net asset value based on inputs that are unobservable in the market, appraisals, or broker quotes.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2024 and 2025.

	March 31, 2024
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Loans held for sale	¥96,566	Discounted cash flows	Discount rate	7.7% – 13.0%
				(10.0%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	7,145	Discounted cash flows	Discount rate	4.9% – 10.5% (5.8%)
	3,777	Appraisals/Broker quotes	—	—
Corporate debt securities	140	Discounted cash flows	Discount rate	0.4%
				( 0.4%)
	5,446	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	7,165	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	28,391	Discounted cash flows	Discount rate	0.3% – 51.2%
				( 6.7%)
			Probability of default	1.9%
				(1.9%)
	267,233	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	131,907	Discounted cash flows	WACC	12.8% – 26.4%
				( 17.2%)
			EV/Terminal EBITDA multiple	7.5x-12.0x
				( 9.5 x)
		Market multiples	EV/Last twelve months EBITDA multiple	8.1x-9.5x
				( 8.8 x)
			EV/Forward EBITDA multiple	6.8x-9.6x
				( 8.2 x)
			EV/Precedent transaction last twelve months EBITDA multiple	8.0x-13.0x
				( 9.9 x)
	24,668	Appraisals/Broker quotes	—	—
	6,282	Discounted cash flows	Discount rate	8.0% – 12.0%
				( 10.3%)
Derivative assets:
Options held/written and other	6,501	Discounted cash flows	Discount rate	12.0% – 33.0%
				( 14.6%)
Other assets:
Reinsurance recoverables	2,786	Discounted cash flows	Discount rate	(0.1)% – 1.6%
				(0.5%)
			Mortality rate	0.0% – 100.0%
				(2.9%)
			Lapse rate	1.5% – 14.0%
				(4.8%)
			Annuitization rate (guaranteed minimum annuity benefit)	100.0%
				(100.0%)

Total	¥588,007

Liabilities:
Derivative liabilities:
Options held/written and other	¥4,198	Discounted cash flows	Discount rate	12.0% – 33.0%
				( 14.6%)
	19	Appraisals/Broker quotes	—	—
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	167,207	Discounted cash flows	Discount rate	(0.1)% – 1.6%
				(0.5%)
			Mortality rate	0.0% – 100.0%
				(2.1%)
			Lapse rate	1.5% – 30.0%
				(5.9%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				( 66.7%)

Accounts Payable:
Contingent Consideration	14,136	Discounted cash flows	EV/Terminal EBITDA multiple	15.0x
				( 15.0 x)

Total	¥185,560

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2025
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Loans held for sale	¥67,794	Discounted cash flows	Discount rate	7.0% – 12.1%
				(9.4%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	6,319	Discounted cash flows	Discount rate	5.8% – 9.8%
				(8.0%)
	4,559	Appraisals/Broker quotes	—	—
Corporate debt securities	302	Discounted cash flows	Discount rate	1.5%
				( 1.5% )
	3,950	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	7,082	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	34,670	Discounted cash flows	Discount rate	0.4% – 51.2%
				( 5.5%)
			Probability of default	0.2%
				(0.2%)
	160,772	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds and other	133,585	Discounted cash flows	WACC	13.3% – 23.7%
				( 16.8%)
			EV/Terminal EBITDA multiple	4.2x-12x
				( 8.8 x)
		Market multiples	EV/Last twelve months EBITDA multiple	4.3x-9.5x
				( 7.8 x)
			EV/Forward EBITDA multiple	4.2x-9x
				( 7.7 x)
			EV/Precedent transaction last twelve months EBITDA multiple	4.3x-11.9x
				( 8.7 x)
	22,859	Appraisals/Broker quotes	—	—
	5,766	Discounted cash flows	Discount rate	11.5% – 12.0%
				( 11.7%)
Derivative assets:
Options held/written and other	8,297	Discounted cash flows	Discount rate	12.0% – 33.0%
				( 14.7%)
	520	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	2,586	Discounted cash flows	Discount rate	0.5% – 2.4%
				(1.3%)
			Mortality rate	0.0% – 100.0%
				(2.9%)
			Lapse rate	1.5% – 14.0%
				(4.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	100.0%
				(100.0%)

Total	¥459,061

Liabilities:
Derivative liabilities:
Options held/written and other	¥652	Discounted cash flows	Discount rate	12.0% – 33.0%
				( 14.7%)
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	136,257	Discounted cash flows	Discount rate	0.5% – 2.4%
				(1.3%)
			Mortality rate	0.0% – 100.0%
				(2.3%)
			Lapse rate	1.5% – 30.0%
				(5.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				( 67.1%)

Accounts Payable:
Contingent Consideration	15,259	Discounted cash flows	EV/Terminal EBITDA multiple	15.0x
				( 15.0x)

Total	¥152,168

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during fiscal 2024 and 2025.

	2024
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥892	Direct capitalization	Capitalization rate	4.6% – 6.3%
				( 5.3%)
	4,382	Appraisals/Broker quotes	—	—
Investment in operating leases and property under facility operations	337	Discounted cash flows	Discount rate	0.0% – 13.0%
				( 3.6% )
	868	Appraisals/Broker quotes	—	—
Certain equity method investments	461	Market multiples	EV/EBITDA multiple	3x-6x
				( 4.5x)

	¥6,940

	2025
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,064	Direct capitalization	Capitalization rate	4.4% – 5.2%
				( 4.7%)
	4,817	Appraisals/Broker quotes	—	—
Investment in operating leases, property under facility operations and office facilities	3,314	Discounted cash flows	Discount rate	6.1%
				( 6.1% )
	4,791	Appraisals/Broker quotes	—	—
Certain equity method investments	20,619	Appraisals/Broker quotes	—	—

	¥34,605

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

	Millions of yen
	Preliminary Valuation 2023	Adjustments	Final Valuation 2024
Cash and Cash Equivalents	¥101,254	¥0	¥101,254
Property under Facility Operations	18,790	(292)	18,498
Trade Notes, Accounts and Other Receivable	11,117	0	11,117
Inventories	17,370	1,727	19,097
Office Facilities	17,316	447	17,763
Other Assets and other	197,840	5,390	203,230

Total Assets	363,687	7,272	370,959

Short-Term Debt	5,000	0	5,000
Trade Notes, Accounts and Other Payable	13,748	0	13,748
Current and Deferred Income Taxes	25,472	8,095	33,567
Other Liabilities	19,114	(823)	18,291

Total Liabilities	63,334	7,272	70,606

Noncontrolling interests	353	0	353

Net	¥300,000	¥0	¥300,000

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

Millions of yen
March 31, 2023
Total revenues	¥2,754,190
Net Income	310,937
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
During fiscal 2025,
the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥33,041 million, which was paid mainly in cash. Goodwill initially recognized in these transactions amounted to ¥9,081 million and the goodwill is not deductible for income tax purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥21,684 million. The Company reflected certain preliminary estimates with respect to the fair value of certain components of the underlying net assets of these entities in determining amounts of the goodwill. The amount of the goodwill and intangible assets could possibly be adjusted because for certain of these acquisitions, the purchase price allocations have not been completed yet with respect to the final valuation of acquired intangible assets among others. The acquisitions were mainly included in PE Investment and Concession segment.
As a result of the assessment of the purchase price allocation, the Company recognized a bargain purchase gain of
¥1,174
million during fiscal 2023 associated with four of its acquisitions during fiscal 2023, due to the fair value of the net assets, which is the difference between the assets acquired and the liabilities assumed, exceeding the fair value of consideration transferred. The bargain purchase gain was mainly included in Environment and Energy segment. The Company did not recognize any bargain purchase gain during fiscal 2024. As a result of the assessment of the purchase price allocation, the Company recognized a bargain purchase gain of
¥3,750
million during fiscal 2025 associated with one of its acquisitions during fiscal 2025, due to the fair value of the net assets, which is the difference between the assets acquired and the liabilities assumed, exceeding the fair value of consideration transferred. The bargain purchase gain was included in Asia and Australia segment.
The segment in which goodwill is allocated is disclosed in Note 13 “Goodwill and Other Intangible Assets.”
(3) Divestitures
Gains on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2023, 2024 and 2025 amounted to ¥33,000 million, ¥72,488 million and ¥87,705 million, respectively. Gains (losses) on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2023 mainly consisted of ¥137 million in Real Estate segment, ¥2,367 million in PE Investment and Concession segment, ¥16,698 million in Environment and Energy segment, ¥(1,076) million in Aircraft and Ships segment, ¥10,201 million in ORIX USA segment and ¥4,676 million in Asia and Australia segment. Gains (losses) on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2024 mainly consisted of ¥19,822 million in PE Investment and Concession segment, ¥(5,557) million in Environment and Energy segment, ¥57,470 million in Banking and Credit segment, ¥(1,978) million in ORIX USA segment and ¥2,502 million in ORIX Europe segment. Gains (losses) on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2025 consisted of ¥7,294 million in Corporate Financial Services and Maintenance Leasing segment, ¥350 million in Real Estate segment, ¥44,503 million in PE Investment and Concession segment, ¥6,365 million in Environment and Energy segment, ¥478 million in Aircraft and Ships segment, ¥29,224 million in ORIX USA segment, ¥(624) million in ORIX Europe segment and ¥115 million in Asia and Australia segment.
During fiscal 2024, the Company sold 66% of the common shares of a consolidated subsidiary, ORIX Credit Corporation (hereinafter, “ORIX Credit”, which
changed its name to DOCOMO Finance, Inc on April 1, 2025) to a third-party. The Company retains a 34% interest in ORIX Credit, which became an equity method

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

investment from fiscal 2024. The sale of the controlling interest resulted in a gain
¥37,930 million, and the remeasurement of the retained interest to its fair value resulted in a gain of ¥19,540 million, both of which were included in earnings as gains on sales of subsidiaries and equity method investment and liquidation losses, net during fiscal 2024. The fair value of the retained interest was remeasured using the stock value based on the sale proceed.

4. Revenues from Contracts with Customers
The following table provides information about revenues from contracts with customers, and other sources of revenue in fiscal 2023, 2024 and 2025.

	Millions of yen
	2023	2024	2025
Goods or services category
Sales of goods	¥299,901	¥266,390	¥269,050
Real estate sales	92,668	107,524	104,105
Asset management and servicing	239,232	244,508	275,929
Automobile related services	82,428	88,325	87,173
Facilities operation	56,231	76,087	83,559
Environment and energy services	209,649	158,075	175,651
Real estate management and brokerage	98,593	99,843	102,369
Real estate contract work	120,379	152,022	162,921
Other	104,284	107,191	91,506

Total revenues from contracts with customers	1,303,365	1,299,965	1,352,263
Other revenues *	19,355	38,959	40,175

Total sales of goods and real estate and services income	¥1,322,720	¥1,338,924	¥1,392,438

*	Other revenues are not in the scope of revenue from contracts with customers.
The following table provides information about costs of goods sold and real estate sold and services expense in fiscal 2023, 2024 and 2025.

	Millions of yen
	2023	2024	2025
Goods or services category
Costs of goods sold	¥254,407	¥179,799	¥184,674
Costs of real estate sold	78,602	88,828	87,159
Asset management and servicing	52,918	58,376	69,377
Automobile related services	52,260	56,880	56,832
Facilities operation	57,143	65,979	69,926
Environment and energy services	166,821	109,923	136,426
Real estate management and brokerage	87,459	88,973	93,296
Real estate contract work	105,492	132,656	139,430
Other	49,034	47,314	38,858

Total expenses of costs of goods and real estate sold and services expenses	¥904,136	¥828,728	¥875,978

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
Revenue recognition criteria on each goods or services category are mainly as follows:
Sales of goods
The Company and its subsidiaries sell various goods such as cosmetics, health foods, medical equipment and other to customers. Revenues from sales of goods are recognized when there is a transfer of control of the product to customers. The Company and its subsidiaries determine transfer of control based on when the products are shipped or delivered to customers, or inspected by customers.
Real estate sales
Certain subsidiaries are involved in condominium business. Revenues from sales of detached houses and residential condominiums are recognized when the real estate is delivered to customers.
Asset management and servicing
Certain subsidiaries offer customers investment management services for their financial assets, asset management as well as maintenance and administrative services for their real estate properties. Furthermore, the Company and its subsidiaries perform servicing on behalf of customers. Revenues from asset management and servicing primarily include management fees, servicing fees, and performance fees. Management and servicing fees are recognized over the contract period with customers, since the customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with contract terms. Servicing fees are calculated based on the predetermined percentages of the amount in assets under management in accordance with contract terms. Fees based on the performance of the assets under management are recognized when the performance obligations are satisfied, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fee is estimated by using the most likely amount method, in accordance with contract terms. Servicing fees related to financial assets that the Company and its subsidiaries had originated and transferred to investors are not in the scope of revenue from contracts with customers. These fees are accounted for as servicing assets under which the benefits of servicing are expected to more than adequately compensate for performing the servicing, or servicing liabilities under which the benefits of servicing are not expected to adequately compensate for performing the servicing.

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
Facilities operation
The Company and its subsidiaries are running hotels, Japanese inns, a multipurpose dome and other facilities. Revenues from these operations are recognized over the customers’ usage period of the facilities, since customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. The value transferred to customers is directly measured based on the usage period. With respect to the operation of a multipurpose dome, a certain subsidiary receives payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities. Gains on sale of property under facility operations included in services income are not within the scope of revenue from contracts with customers because these gains refer to transfers of non-financial
assets to counterparties that are not considered to be our customers.
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
Real estate management and brokerage
The Company and its subsidiaries mainly offer management of condominiums, office buildings, facilities, and others, to customers, as real estate management and brokerage business. For these services, customers simultaneously receive and consume all of the benefits provided by the Company and its subsidiaries as the Company and its subsidiaries perform. Therefore, based on progress measured over the contract period with customers, revenues are recognized by directly measuring the value of the services transferred to customers. The Company and its subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
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
Other
The Company and its subsidiaries have been developing a variety of businesses. Main revenue streams are as follows:
Maintenance services of software, measurement equipment and other:
Certain subsidiaries offer information systems hardware, software maintenance services and support, and maintenance of measurement equipment to customers. For theses services, customers simultaneously receive and consume all of the benefits provided by the subsidiaries as the subsidiaries perform. Therefore, based on progress measured over the contract period with customers, revenues are recognized by directly measuring the value of the services transferred to customers. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheets as contract liabilities.
Fee business:
The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Commission revenues from these businesses are primarily recognized when the contract between our customers and their client is signed.
The following table provides information about balances from contracts with customers as of March 31, 2024 and 2025.

	Millions of yen
	March 31, 2024	March 31, 2025
Trade Notes, Accounts and Other Receivable	¥207,970	¥208,642
Contract assets (Included in Other Assets)	17,051	14,154
Contract liabilities (Included in Other Liabilities)	32,828	40,441
For fiscal 2024 and 2025, there were no significant changes in contract assets and contract liabilities.
For fiscal 2024 and 2025, revenue amounting to ¥28,015 million and ¥25,338 million were included in contract liabilities as of the beginning of each fiscal year, respectively.
As of March 31, 2025, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services and real estate sales and amounted to ¥220,515 million. Remaining term for the obligations ranges up to 16 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) and will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

the disclosure, and performance obligations for contracts that have an original expected duration of one year or less, contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer, sales- or usage-based royalty and directly allocable variable consideration to wholly unsatisfied performance obligation are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.
Variable consideration not included in the transaction price is mainly related to performance fees of asset management business.
As of March 31, 2024 and 2025, assets recognized from the costs to obtain or fulfill contracts with customers were not material.
5. Cash Flow Information
The following table provides information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of March 31, 2024 and 2025, respectively.

	Millions of yen
	2024	2025
Cash and Cash Equivalents	¥1,032,810	¥1,206,573
Restricted Cash	152,497	115,410

Cash, Cash Equivalents and Restricted Cash	¥1,185,307	¥1,321,983

Cash payments during fiscal 2023, 2024 and 2025 are as follows:

	Millions of yen
	2023	2024	2025
Cash payments:
Interest	¥117,759	¥182,633	¥168,101
Income taxes, net	187,246	3,507	113,122
The main
non-cash
activities in fiscal 2023, 2024 and 2025 are as follows.
In fiscal 2023, 2024 and 2025, real estate under operating leases of ¥750 million, ¥9,442 million and ¥12,494 million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral. In fiscal 2023, 2024 and 2025, other assets of ¥12 million, ¥29 million and ¥2 million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral. In fiscal 2024 and 2025, investment in securities of ¥3,452 million and ¥311 million, were recognized with the corresponding amounts of installment loans being derecognized as a result of restructuring.
In fiscal 2023, assets and liabilities decreased by ¥7,752 million and ¥3,916 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of operating lease assets, and the derecognized liabilities mainly consist of long-term debt. In fiscal 2024, assets and liabilities decreased by ¥1,777 million and ¥0 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of other liabilities. In fiscal 2025, assets and liabilities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

decreased by ¥
3,201
million and ¥
1,051

million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of long-term debt. Derecognition of these assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Lease income for fiscal 2023, 2024 and 2025 are as follows:

	Millions of yen
	Fiscal Year ended March 31, 2023	Fiscal Year ended March 31, 2024	Fiscal Year ended March 31, 2025
Lease income – net investment in leases
Interest income	¥80,810	¥87,189	¥92,327
Other	2,568	2,500	3,849
Lease income – operating leases*	499,541	535,490	624,444

Total lease income	¥582,919	¥625,179	¥720,620

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥25,699 million, ¥20,960 million and ¥31,965 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥31,233 million, ¥32,481 million and ¥44,668 million for fiscal 2023, 2024 and 2025, respectively.

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income. Gains and losses from the disposition of net investment in leases were not material for fiscal 2023, 2024 and 2025.
Net investment in leases at March 31, 2024 and 2025 consists of the following:

	Millions of yen
	March 31, 2024	March 31, 2025
Lease receivables*	¥1,124,232	¥1,132,186
Unguaranteed residual value	29,555	33,908
Initial direct costs	1,236	1,286

Total	¥1,155,023	¥1,167,380

*
Some lease contracts are subject to government assistance for the customers’ acquisition of leased assets, mainly for the purpose of environmental measures. This government assistance is accounted for as a reduction of lease receivables of lease contracts when the Company and its subsidiaries confirm receipt of cash. The amount of a reduction of lease receivables were ¥31,108 million and ¥32,357 million as of March 31, 2024 and 2025, respectively. Benefits of the government assistance are attributed to the customers by the reduced lease payments. Furthermore, remaining term of government assistance contracts ranges up to 14 years and 13 years as of March 31, 2024 and 2025, respectively. And when receiving the government assistance, restrictions mainly on disposal of property and duty of keeping documents occur for a certain period of time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Investment
in operating leases at March 31, 2024 and 2025 consists of the following:

	Millions of yen
	March 31, 2024	March 31, 2025
Transportation equipment	¥1,892,410	¥1,912,604
Measuring and information-related equipment	377,195	436,122
Real estate	308,989	364,004
Other	87,525	82,516

	2,666,119	2,795,246
Accumulated depreciation	(936,001)	(946,341)

Net	1,730,118	1,848,905
Right-of-use assets	87,359	73,518
Accrued rental receivables	54,230	46,248
Allowance for doubtful receivables on operating leases	(3,133)	(1,493)

Total	¥1,868,574	¥1,967,178

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2023, 2024 and 2025 are as follows:

	Millions of yen
	2023	2024	2025
Depreciation expenses	¥245,180	¥261,723	¥283,219
Various expenses	91,807	95,037	111,602

Total	¥336,987	¥356,760	¥394,821

Remaining lease receivables of net investment in leases (including residual value guarantees) range up to 17 years at March 31, 2025. Remaining lease receivables of the operating lease contracts range up to 56 years at March 31, 2025. At March 31, 2025, the amounts due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	Net investment in leases	Operating leases
2026	¥480,728	¥405,914
2027	326,021	261,880
2028	214,855	173,012
2029	130,697	109,486
2030	73,476	62,653
Thereafter	54,129	147,762

Total lease payments	1,279,906	¥1,160,707

Less imputed interest	(147,720)

Total lease receivables	¥1,132,186

(2) Lessee
The Company and its subsidiaries determine if an arrangement is a lease at inception of each contract. The Company and its subsidiaries have operating and finance leases for various assets including lands, office buildings, employees’ accommodations, and vehicles.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
The component of lease expense for fiscal 2023, 2024 and 2025 are as follows:

	Millions of yen	Millions of yen	Millions of yen
	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025
Finance lease cost
Depreciation expenses of right-of-use assets	¥536	¥580	¥574
Interest expenses of lease liabilities	150	84	67

	686	664	641

Operating lease cost	52,279	53,405	53,013
Short-term lease cost	2,742	3,048	2,997
Variable lease cost	1,297	2,721	4,339
Sublease income	(8,819)	(9,512)	(9,971)

Total	¥48,185	¥50,326	¥51,019

The Company and its subsidiaries recorded net gains on sale and leaseback transactions of ¥2,661 million for fiscal 2024.

F-5
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Supplemental cash flow information related to leases for fiscal 2023, 2024 and 2025 are as follows:

	Millions of yen
	Year Ended March 31, 2023
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥150	¥50,369
Cash flows from financing activities	781	0

Right-of-use assets obtained in exchange for lease liabilities:	¥93	¥39,823

	Millions of yen
	Year Ended March 31, 2024
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥84	¥52,759
Cash flows from financing activities	664	0

Right-of-use assets obtained in exchange for lease liabilities:	¥1,481	¥27,427

	Millions of yen
	Year Ended March 31, 2025
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥67	¥52,277
Cash flows from financing activities	725	0

Right-of-use assets obtained in exchange for lease liabilities:	¥407	¥54,161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Supplemental balance
sheet information related to lessee leases at March 31, 2024 and 2025 are as follows:

	Millions of yen, except lease term and discount rate
	March 31, 2024
	Finance leases	Operating leases
Investment in Operating Leases	¥4,685	¥82,674
Property under Facility Operations	2,306	72,284
Office Facilities	293	94,932

Total right-of-use assets	7,284	249,890

Other Liabilities	7,877	252,344

Total lease liabilities	¥7,877	¥252,344

Weighted average remaining lease term	35 years	11 years

Weighted average discount rate	2.2%	1.7%

	Millions of yen, except lease term and discount rate
	March 31, 2025
	Finance leases	Operating leases
Investment in Operating Leases	¥4,634	¥68,883
Property under Facility Operations	1,863	99,201
Office Facilities	537	81,396

Total right-of-use assets	7,034	249,480

Other Liabilities	7,479	251,860

Total lease liabilities	¥7,479	¥251,860

Weighted average remaining lease term	35 years	12 years

Weighted average discount rate	2.0%	1.7%

At March 31, 2025, the amounts of lease liabilities related to lessee leases due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	Finance leases	Operating leases
2026	¥558	¥52,560
2027	540	37,238
2028	523	30,826
2029	498	26,484
2030	425	23,057
Thereafter	7,960	115,482

Total lease payments	10,504	285,647

Less imputed interest	(3,025)	(33,787)

Total lease liabilities	¥7,479	¥251,860

F-5
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

7. Installment Loans
The composition of installment loans by domicile and type of borrower at March 31, 2024 and 2025 is as follows:

	Millions of yen
	2024	2025
Borrowers in Japan:
Consumer—
Real estate loans	¥1,851,214	¥1,901,794
Card loans	72,353	67,874
Other	5,680	7,259

	1,929,247	1,976,927

Corporate—
Real estate companies	334,506	415,666
Non-recourse loans	145,286	301,477
Commercial, industrial and other companies	187,824	233,270

	667,616	950,413

Borrowers in overseas:
Consumer—
Real estate loans	96,247	55,022
Other	47,415	39,172

	143,662	94,194

Corporate—
Real estate companies	190,630	228,793
Non-recourse loans	50,263	86,724
Commercial, industrial and other companies	705,494	591,103

	946,387	906,620

Equity method investees	251,929	131,476

Purchased loans*	19,973	21,389

	¥3,958,814	¥4,081,019

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

F-5
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

At March 31, 2025, the contractual maturities of installment loans (except purchased loans) for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2026	¥662,965
2027	417,293
2028	334,136
2029	236,224
2030	276,454
Thereafter	2,132,558

Total	¥4,059,630

Revenues from installment loans which are included in finance revenues in the consolidated statements of income are ¥194,240 million, ¥205,734 million and ¥188,294 million for fiscal 2023, 2024 and 2025, respectively.
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period. Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2024 and 2025 were ¥137,179 million and ¥111,527 million, respectively. There were ¥129,959 million and ¥97,694 million of loans held for sale as of March 31, 2024 and 2025, respectively, measured at fair value by electing the fair value option.
Purchased loans acquired by the Company and its subsidiaries are generally loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely and characterized by extended period of non-performance
by the borrower, and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥19,973 million and ¥21,389 million as of March 31, 2024 and 2025, respectively, and the fair value at the acquisition date of purchased loans acquired during fiscal 2024 and 2025 were ¥12,271 million and ¥5,264 million, respectively.

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

F-5
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost for fiscal 2023, 2024 and 2025:

	Fiscal Year ended March 31, 2023
	Millions of yen
	Beginning balance	Provision (Reversal)*3	Allowance of purchased loans during the reporting period	Charge- offs*4	Recoveries	Other*5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
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

F-
60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Fiscal Year ended March 31, 2024
	Millions of yen
	Beginning balance	Provision (Reversal)*3	Allowance of purchased loans during the reporting period	Charge- offs*4	Recoveries	Other*5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
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

F-6
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Fiscal Year ended March 31, 2025
	Millions of yen
	Beginning balance	Provision (Reversal)*3	Allowance of purchased loans during the reporting period	Charge- offs*4	Recoveries	Other*5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥3,203	¥(317)	¥0	¥(62)	¥66	¥1	¥2,891	¥2,609	¥282
Overseas	581	1,202	0	0	1	(105)	1,679	505	1,174
Card loans
Japan	12	13	0	0	11	0	36	36	0
Other
Japan	91	(8)	0	0	7	0	90	6	84
Overseas	3,060	2,996	0	(3,237)	453	(224)	3,048	1,355	1,693
Installment loans to corporate borrowers:
Non-recourse loans
Japan	429	33	0	0	0	0	462	462	0
The Americas	1,718	1,066	0	(150)	0	(41)	2,593	1,548	1,045
Other than non-recourse loans
Real estate companies
Japan	975	(14)	0	(78)	26	(1)	908	877	31
Overseas	1,549	682	0	0	0	(185)	2,046	764	1,282
Commercial, industrial and other companies
Japan	857	359	0	(146)	7	1	1,078	586	492
Overseas	25,824	1,094	0	(4,048)	34	(2,841)	20,063	11,919	8,144
Loans to Equity method investees	878	954	0	(255)	0	(65)	1,512	167	1,345
Purchased loans*1	1,133	80	7,507	(7,547)	2	167	1,342	521	821
Net investment in leases:	16,780	4,934	0	(3,505)	91	(178)	18,122	11,236	6,886

Subtotal	57,090	13,074	7,507	(19,028)	698	(3,471)	55,870	32,591	23,279

Other financial assets measured at amortized cost*2	1,020	179	0	(276)	14	(38)	899	299	600

Total	¥58,110	¥13,253	¥7,507	¥(19,304)	¥712	¥(3,509)	¥56,769	¥32,890	¥23,879

Notes:	Loans held for sale and policy loan receivables of an insurance entity are not in the scope of allowance for credit losses.

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

*3
“Provision for credit losses” in the consolidated statements of income amounted to provisions of ¥8,117 million, ¥20,968 million and ¥18,723 million for fiscal 2023, 2024 and 2025 respectively. The reconciliation between the above table and the amounts reported on the consolidated statements of income in fiscal 2023, 2024 and 2025 are as follows:

	Millions of yen
	Fiscal Year ended March 31, 2023	Fiscal Year ended March 31, 2024	Fiscal Year ended March 31, 2025
	Provision for credit losses	Provision for credit losses	Provision for credit losses
Net investment in leases	¥1,678	¥3,064	¥4,934
Installment loans	10,808	17,588	8,140

Subtotal in the above table	12,486	20,652	13,074

Other financial assets measured at amortized cost	194	311	179

Total in the above table	12,680	20,963	13,253

Off-balance sheet credit exposures *3(a)	(4,542)	(440)	5,297
Available-for-sale debt securities *3(b)	(21)	445	173

Amount reported on the consolidated financial statements	¥8,117	¥20,968	¥18,723

*3(a)
The allowance for
off-balance
sheet credit exposure were ¥17,843 million, ¥5,116 million and ¥9,766 million as of March 31, 2023, 2024 and 2025, respectively, and the amounts are recorded in “Other liabilities” on the consolidated balance sheets. For further information, see Note 31 “Commitments, Guarantees and Contingent Liabilities.”

*3(b)
The allowance for
available-for-sale
debt securities were ¥144 million ¥634 million and ¥670 million as of March 31, 2023, 2024 and 2025, respectively, and the amounts are recorded as a reduction in “Investments in securities” on the consolidated balance sheets. For further information, see Note 9 “Investment in Securities.”

*4	Included in Charge-off in write-offs of purchased loans were ¥6,901 million, ¥47,676 million and ¥7,507 million during fiscal 2023, 2024 and 2025.
*5	“Other” mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.
The following table provides information about purchased loans which were acquired for fiscal 2023, 2024 and 2025:

	Millions of yen
	Fiscal Year ended March 31, 2023	Fiscal Year ended March 31, 2024	Fiscal Year ended March 31, 2025
Purchase price	¥2,444	¥12,271	¥5,264
Allowance for credit losses at acquisition date	6,901	47,676	7,507
Discount or premium attributable to other factors	261	1,188	1,332

Par value	¥9,606	¥61,135	¥14,103

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

There have been no significant changes during fiscal 2025 to methodologies and economic indicators used to estimate the allowance for credit losses.
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

The following table provides information about the origination years of financial assets as of March 31, 2024 and 2025 and the gross write-offs, corresponding to each class of financial assets by origination year, recorded during fiscal 2024 and 2025. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

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
Other
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

		March 31, 2024
		Millions of yen
Portfolio segment		Origination year (years ended March 31)
Class
	Credit Quality	2024	2023	2022	2021	2020	Prior	Total
	Gross write-offs	0	0	0	0	0	0	¥0

Purchased loans:
	Performing	145	16	590	227	4,670	13,445	¥19,093
	Non-Performing	0	0	0	0	0	880	¥880
	Gross write-offs	1,163	409	229	44	206	45,671	¥47,722

Net investment in leases:
	Performing	475,594	291,724	159,885	81,835	56,625	68,555	¥1,134,218
	Non-Performing	4,406	4,891	2,992	1,529	1,368	5,619	¥20,805
	Gross write-offs	1	190	839	422	298	885	¥2,635

Japan
	Performing	199,864	139,133	100,905	67,932	46,911	64,436	¥619,181
	Non-Performing	213	585	886	776	657	1,796	¥4,913
	Gross write-offs	0	26	101	129	158	583	¥997
Overseas
	Performing	275,730	152,591	58,980	13,903	9,714	4,119	¥515,037
	Non-Performing	4,193	4,306	2,106	753	711	3,823	¥15,892
	Gross write-offs	1	164	738	293	140	302	¥1,638

Total (excluding revolving repayment card loans)
	Performing	¥1,339,364	¥756,782	¥674,995	¥429,232	¥516,849	¥1,068,275	¥4,785,497
	Non-Performing	10,689	9,691	30,587	7,076	8,573	42,765	¥109,381
	Gross write-offs	2,547	4,201	3,061	909	2,048	49,509	¥62,275

		March 31, 2025
		Millions of yen
Portfolio segment		Origination year (years ended March 31)
Class
	Credit Quality	2025	2024	2023	2022	2021	Prior	Total
Consumer borrowers:
	Performing	¥358,952	¥154,694	¥159,847	¥143,281	¥227,594	¥936,220	¥1,980,588
	Non-Performing	586	1,421	3,101	2,086	668	11,576	¥19,438
	Gross write-offs	206	1,773	1,136	106	8	70	¥3,299

Real estate loans
	Performing	339,308	142,337	152,451	142,224	227,484	935,996	¥1,939,800
	Non-Performing	224	472	2,110	2,057	666	11,487	¥17,016
	Gross write-offs	0	0	0	0	0	62	¥62
Other
	Performing	19,644	12,357	7,396	1,057	110	224	¥40,788
	Non-Performing	362	949	991	29	2	89	¥2,422
	Gross write-offs	206	1,773	1,136	106	8	8	¥3,237
Corporate borrowers:
	Performing	865,495	246,134	133,623	154,928	42,744	175,757	¥1,618,681
	Non-Performing	2,389	15,254	9,656	39,845	11,919	40,392	¥119,455

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2025
	Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2025	2024	2023	2022	2021	Prior	Total
Gross write-offs	65	181	73	2,485	24	1,594	¥4,422

Non-recourse loans
Japan
Performing	225,394	52,292	10,487	6,932	0	6,372	¥301,477
Gross write-offs	0	0	0	0	0	0	¥0
The Americas
Performing	44,762	20,079	7,540	886	135	9,491	¥82,893
Non-Performing	0	0	67	0	0	3,764	¥3,831
Gross write-offs	0	0	0	0	0	150	¥150
Other than non-recourse loans
Real estate companies in Japan
Performing	205,004	67,092	33,558	23,295	19,072	67,088	¥415,109
Non-Performing	0	0	0	0	8	549	¥557
Gross write-offs	0	0	0	0	0	78	¥78
Real estate companies in overseas
Performing	57,678	2,458	8,833	2,828	504	6,469	¥78,770
Non-Performing	104	6,964	6,586	8,013	4,326	26,279	¥52,272
Gross write-offs	0	0	0	0	0	0	¥0
Commercial, industrial and other companies in Japan
Performing	131,439	38,390	20,382	10,761	6,412	17,740	¥225,124
Non-Performing	415	58	130	11	76	86	¥776
Gross write-offs	0	0	0	0	6	140	¥146
Commercial, industrial and other companies in overseas
Performing	201,218	65,823	52,823	110,226	16,621	68,597	¥515,308
Non-Performing	1,870	8,232	2,873	31,821	7,509	9,714	¥62,019
Gross write-offs	65	181	73	2,485	18	1,226	¥4,048
Loans to Equity method investees:
Performing	515	111,724	2,028	0	1,583	14,858	¥130,708
Non-Performing	0	0	0	0	0	1,345	¥1,345
Gross write-offs	0	0	55	39	0	161	¥255

Purchased loans:
Performing	0	52	14	476	86	19,497	¥20,125
Non-Performing	0	0	0	31	0	1,233	¥1,264

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

		March 31, 2025
		Millions of yen
Portfolio segment		Origination year (years ended March 31)
Class
	Credit Quality	2025	2024	2023	2022	2021	Prior	Total
	Gross write-offs	0	0	0	57	255	7,235	¥7,547

Net investment in leases:
	Performing	448,045	316,681	179,111	89,639	47,256	64,828	¥1,145,560
	Non-Performing	2,381	5,398	4,893	1,879	836	6,433	¥21,820
	Gross write-offs	0	456	1,029	538	353	1,129	¥3,505

Japan
	Performing	199,069	145,491	101,351	67,720	40,680	60,287	¥614,598
	Non-Performing	160	628	763	808	500	1,506	¥4,365
	Gross write-offs	0	34	135	254	256	627	¥1,306
Overseas
	Performing	248,976	171,190	77,760	21,919	6,576	4,541	¥530,962
	Non-Performing	2,221	4,770	4,130	1,071	336	4,927	¥17,455
	Gross write-offs	0	422	894	284	97	502	¥2,199

Total (excluding revolving repayment card loans)
	Performing	¥1,673,007	¥829,285	¥474,623	¥388,324	¥319,263	¥1,211,160	¥4,895,662
	Non-Performing	5,356	22,073	17,650	43,841	13,423	60,979	¥163,322
	Gross write-offs	271	2,410	2,293	3,225	640	10,189	¥19,028

Note:	Loans held for sale, policy loan receivables of an insurance entity and financing receivables, such as accounts receivable are not included in the table above.

F-
70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The information about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of March 31, 2024 and 2025 and the gross write-offs, corresponding to card loans, recorded during fiscal 2024 and 2025 is as follows:

	March 31, 2024
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥72,353	¥0	¥72,353	¥4,785,497	¥4,857,850

Non-Performing	0	0	0	109,381	¥109,381

Gross write-offs	780	138	918	62,275	¥63,193

	March 31, 2025
	Millions of yen
Portfolio segment	Revolving repayment card loans	Modification of collection condition by relief of contract condition	Total—revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥67,874	¥0	¥67,874	¥4,895,662	¥4,963,536

Non-Performing	0	0	0	163,322	¥163,322

Gross write-offs	0	0	0	19,028	¥19,028

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

F-7
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the
past-due
financial assets as of March 31, 2024 and 2025:

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

F-7
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2025
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,481	¥7,645	¥12,126	¥2,067,900
	Real estate loans	2,536	5,423	7,959	1,956,816
	Card loans	355	0	355	67,874
	Other	1,590	2,222	3,812	43,210
Corporate borrowers		9,896	83,940	93,836	1,738,136
Non-recourse loans	Japan	0	0	0	301,477
	The Americas	2,141	3,696	5,837	86,724
Other than non-recourse loans	Real estate companies in Japan	200	29	229	415,666
	Real estate companies in overseas	36	51,274	51,310	131,042
	Commercial, industrial and other companies in Japan	1,992	520	2,512	225,900
	Commercial, industrial and other companies in overseas	5,527	28,421	33,948	577,327
Loans to Equity method investees		0	0	0	132,053
Net investment in leases		20,113	20,577	40,690	1,167,380
	Japan	3,851	3,915	7,766	618,963
	Overseas	16,262	16,662	32,924	548,417

Total		¥34,490	¥112,162	¥146,652	¥5,105,469

Note:	Loans held for sale, policy loans receivable of an insurance entity and purchased loans are not included in the table above.
In common with all classes, the Company and its subsidiaries consider financial assets as past-due
financial assets when principal or interest is
past-due
30 days or more. Loans whose terms have been modified are not classified as past-due
financial assets if the principal and interest are not
past-due
30 days or more in accordance with the modified terms.

F-7
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about
non-accrual
of financial assets as of March 31, 2024 and 2025:

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

F-7
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2025
	Millions of yen
	Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥1,095	¥1,235	¥260	¥128
Overseas	1,107	4,976	0	0
Other
Japan	96	86	1	0
Overseas	2,574	2,373	0	4
Installment loans to corporate borrowers:
Non-recourse loans
The Americas	3,116	3,831	0	603
Other than non-recourse loans
Real estate companies
Japan	115	29	30	0
Overseas	16,093	52,272	0	0
Commercial, industrial and other companies
Japan	355	520	54	37
Overseas	27,636	60,629	0	2,203
Loans to Equity method investees	1,929	1,345	0	0
Net investment in leases	19,002	20,597	0	0

Total	¥73,118	¥147,893	¥345	¥2,975

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

F-7
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about troubled debt restructurings of financing receivables that occurred during fiscal 2023.

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

F-7
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2023 and for which there was a payment default during fiscal 2023:

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

F-7
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about modifications of financing receivables made to debtors experiencing financial difficulty that occurred during fiscal 2024 and 2025:

Fiscal Year ended March 31, 2024
Millions of yen
Portfolio segment	Interest rate reduction		Term extension		Principal forgiveness
Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable
Consumer borrowers	¥1,266	0.1	¥4,652	0.2	¥42	0.0
Real estate loans	5	0.0	1	0.0	1	0.0
Card loans	1,176	1.6	6	0.0	40	0.1
Other	85	0.2	4,645	9.2	1	0.0
Corporate borrowers	0	0	4,499	0.3	932	0.1
Non-recourse loans	0	0	1,277	0.7	0	0
The Americas	0	0	1,277	2.5	0	0
Other than non-recourse loans	0	0	3,222	0.3	932	0.1
Real estate companies in Japan	0	0	69	0.0	0	0
Commercial, industrial and other companies in Japan	0	0	711	0.4	0	0
Commercial, industrial and other companies in overseas	0	0	2,442	0.3	932	0.1
Loans to Equity method investees	0	0	955	0.4	0	0

Total	¥1,266	0.0	¥10,106	0.2	¥974	0.0

Fiscal Year ended March 31, 2024
Millions of yen

Portfolio segment	Combination - interest rate reduction and term extension		Combination - interest rate reduction and principal forgiveness		Combination - term extension and principal forgiveness
Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable
Consumer borrowers	¥93	0.0	¥546	0.0	¥365	0.0
Real estate loans	0	0	2	0.0	0	0
Card loans	0	0.0	525	0.7	0	0
Other	93	0.2	19	0.0	365	0.7
Corporate borrowers	446	0.0	0	0	220	0.0
Non-recourse loans	0	0	0	0	0	0
The Americas	0	0	0	0	0	0
Other than non-recourse loans	446	0.0	0	0	220	0.0
Real estate companies in Japan	0	0	0	0	0	0
Commercial, industrial and other companies in Japan	0	0	0	0	0	0
Commercial, industrial and other companies in overseas	446	0.1	0	0	220	0.0
Loans to Equity method investees	0	0	0	0	3,392	1.3

Total	¥539	0.0	¥546	0.0	¥3,977	0.1

F-7
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Fiscal Year ended March 31, 2024
	Millions of yen
Portfolio segment	Combination - interest rate reduction, term extension and principal forgiveness
Class	Amortized cost basis	% of total class of financing receivable
Consumer borrowers	¥0	0
Real estate loans	0	0
Card loans	0	0
Other	0	0
Corporate borrowers	327	0.0
Non-recourse loans	0	0
The Americas	0	0
Other than non-recourse loans	327	0.0
Real estate companies in Japan	0	0
Commercial, industrial and other companies in Japan	0	0
Commercial, industrial and other companies in overseas	327	0.0
Loans to Equity method investees	0	0

Total	¥327	0.0

Fiscal Year ended March 31, 2025
Millions of yen
Portfolio segment	Interest rate reduction		Term extension		Principal forgiveness
Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥2	0.0	¥50	0.0	¥0	0
Other	2	0.0	50	0.1	0	0
Corporate borrowers	0	0	11,318	0.7	16	0.0
Non-recourse loans	0	0	2,141	0.6	0	0
The Americas	0	0	2,141	2.5	0	0
Other than non-recourse loans	0	0	9,177	0.7	16	0.0
Real estate companies in Japan	0	0	1,272	0.3	0	0
Real estate companies in overseas	0	0	0	0	0	0
Commercial, industrial and other companies in Japan	0	0	623	0.2	0	0
Commercial, industrial and other companies in overseas	0	0	7,282	1.3	16	0.0
Loans to Equity method investees	0	0	933	0.7	0	0

Total	¥2	0.0	¥12,301	0.2	¥16	0.0

F-7
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Portfolio segment	Combination - interest rate reduction and term extension
Class	Amortized cost basis	% of total class of financing receivable
Consumer borrowers	¥138	0.0
Other	138	0.3
Corporate borrowers	14,407	0.8
Non-recourse loans	0	0
The Americas	0	0
Other than non-recourse loans	14,407	1.1
Real estate companies in Japan	0	0
Real estate companies in overseas	1,701	1.3
Commercial, industrial and other companies in Japan	0	0
Commercial, industrial and other companies in overseas	12,706	2.2
Loans to Equity method investees	0	0

Total	¥14,545	0.3

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

The following table provides information about the financial effect of the modifications of financing receivables made to debtors experiencing financial difficulty that occurred during fiscal 2024 and 2025:

Fiscal Year ended March 31, 2024
Millions of yen
Portfolio segment	Financial effect
Class	Interest rate reduction	Term extension	Principal forgiveness
Consumer borrowers
Real estate loans	Reduced weighted-average contractual interest rate from 5.3% to 0.0%.	Added a weighted-average 1.0 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥8 millio n.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Fiscal Year ended March 31, 2024
Millions of yen
Portfolio segment	Financial effect
Class	Interest rate reduction	Term extension	Principal forgiveness
Card loans	Reduced weighted-average contractual interest rate from 12.7% to 0.7%.	Added a weighted-average 0.9 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥185 million.
Other	Reduced weighted-average contractual interest rate from 14.6% to 5.3%.	Added a weighted-average 4.9 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥785 million.
Corporate borrowers
Non-recourse loans
The Americas	—	Added a weighted-average 1.0 years to the life of loans.	—
Other than non-recourse loans
Real estate companies in Japan	—	Added a weighted-average 0.5 years to the life of loans.	—
Commercial, industrial and other companies in Japan	—	Added a weighted-average 1.0 years to the life of loans.	—
Commercial, industrial and other companies in overseas	Reduced weighted-average contractual interest rate from 8.8% to 6.4%.	Added a weighted-average 3.1 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥1,487 million.
Loans to Equity method investees	—	Added a weighted-average 0.6 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥624 million.
Net investment in leases
Overseas	—	—	Reduced the amortized cost basis of the loans by ¥0 million.

Fiscal Year ended March 31, 2025
Millions of yen
Portfolio segment	Financial effect
Class	Interest rate reduction	Term extension	Principal forgiveness
Consumer borrowers
Other	Reduced weighted-average contractual interest rate from 16.5% to 11.8%.	Added a weighted-average 2.4 years to the life of loans.	—
Corporate borrowers	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Fiscal Year ended March 31, 2025
Millions of yen
Portfolio segment	Financial effect
Class	Interest rate reduction	Term extension	Principal forgiveness
Non-recourse loans
The Americas	—	Added a weighted-average 0.2 years to the life of loans.	—
Other than non-recourse loans	—	—	—
Real estate companies in Japan	—	Added a weighted-average 2.6 years to the life of loans.	—
Real estate companies in overseas	Reduced weighted-average contractual interest rate from 7.9% to 6.5%.	Added a weighted-average 2.5 years to the life of loans.	—
Commercial, industrial and other companies in Japan	—	Added a weighted-average 0.9 years to the life of loans.	—
Commercial, industrial and other companies in overseas	Reduced weighted-average contractual interest rate from 15.2% to 11.8%.	Added a weighted-average 1.1 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥11 million.
Loans to Equity method investees	—	Added a weighted-average 0.5 years to the life of loans.	—

F-8
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about financing receivable that had a payment default and had been modified, when the debtor was experiencing financial difficulty, within the previous 12 months preceding the payment default date during fiscal 2024 and 2025.

	Fiscal Year ended March 31, 2024
	Millions of yen
Portfolio segment	Interest rate reduction	Term extension	Principal forgiveness	Combination - interest rate reduction and term extension	Combination - interest rate reduction and principal forgiveness	Combination - term extension and principal forgiveness
Class
Consumer borrowers	¥25	¥212	¥1	¥0	¥33	¥9
Real estate loans	3	0	0	0	0	0
Card loans	18	0	1	0	28	0
Other	4	212	0	0	5	9

Total	¥25	¥212	¥1	¥0	¥33	¥9

	Fiscal Year ended March 31, 2025
	Millions of yen
Portfolio segment	Interest rate reduction	Term extension	Principal forgiveness	Combination - interest rate reduction and term extension	Combination - interest rate reduction and principal forgiveness	Combination - term extension and principal forgiveness
Class
Consumer borrowers	¥0	¥0	¥0	¥17	¥0	¥0
Other	0	0	0	17	0	0
Corporate borrowers	0	0	0	7,620	0	0
Other than non-recourse loans	0	0	0	7,620	0	0
Commercial, industrial and other companies in overseas	0	0	0	7,620	0	0

Total	¥0	¥0	¥0	¥7,637	¥0	¥0

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

F-8
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the
past-due
financial assets modified to debtors experiencing financial difficulty within the previous 12 months from March 31, 2024 and 2025:

	March 31, 2024
	Millions of yen
Portfolio segment	Current	30-89 days past-due	90 days or more past-due
Class
Consumer borrowers	¥35	¥91	¥7
Real estate loans	1	0	0
Other	34	91	7
Corporate borrowers	6,140	0	284
Non-recourse loans	1,277	0	0
The Americas	1,277	0	0
Other than non-recourse loans	4,863	0	284
Real estate companies in Japan	37	0	32
Commercial, industrial and other companies in Japan	481	0	230
Commercial, industrial and other companies in overseas	4,345	0	22
Loans to Equity method investees	4,347	0	0

Total	¥10,522	¥91	¥291

	March 31, 2025
	Millions of yen
Portfolio segment	Current	30-89 days past-due	90 days or more past-due
Class
Consumer borrowers	¥173	¥1	¥17
Other	173	1	17
Corporate borrowers	23,857	2,141	45
Non-recourse loans	0	2,141	0
The Americas	0	2,141	0
Other than non-recourse loans	23,857	0	45
Real estate companies in Japan	1,243	0	29
Real estate companies in overseas	1,701	0	0
Commercial, industrial and other companies in Japan	623	0	0
Commercial, industrial and other companies in overseas	20,290	0	16
Loans to Equity method investees	933	0	0

Total	¥24,963	¥2,142	¥62

As of March 31, 2024 and 2025, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥119 million and ¥79 million as of March 31, 2024 and 2025, respectively.

F-8
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

9. Investment in Securities
Investment in securities as of March 31, 2024 and 2025 consists of the following:

	Millions of yen
	2024	2025
Equity securities*	¥597,601	¥626,910
Available-for-sale debt securities	2,665,478	2,607,637

Total	¥3,263,079	¥3,234,547

*
The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥161,244 million and ¥132,313 million as of March 31, 2024 and 2025, respectively. The amount of investment funds and others elected the fair value option included in equity securities were ¥26,945 million and ¥24,960 million as of March 31, 2024 and 2025, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 22 “Gains on Investment Securities and Dividends” and Note 23 “Income and Expenses Relating to Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of March 31, 2023, 2024 and 2025 were gains of ¥18,065 million, ¥53,318 million and ¥4,422 million for fiscal 2023, 2024 and 2025, respectively, which did not include net unrealized holding gains (losses) on both investment funds, and others above mentioned.
Equity securities include
non-marketable
equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities. The following tables provide information about impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2024 and 2025, and for fiscal 2024 and 2025.

	Millions of yen
	March 31, 2024			Fiscal Year ended March 31, 2024
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥96,714	¥(16,171)	¥2,201	¥(774)	¥1,185

	Millions of yen
	March 31, 2025			Fiscal Year ended March 31, 2025
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥89,554	¥(16,955)	¥3,643	¥(1,438)	¥1,485
Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

gains (losses) on trading debt securities were losses of ¥469 million and ¥96 million during fiscal 2023 and 2024, respectively. There were no gains or losses recognized on trading debt securities during fiscal 2025.

During fiscal 2023, 2024 and 2025, the Company and its subsidiaries sold available-for-sale
debt securities for aggregate proceeds of ¥323,773 million, ¥215,674 million and ¥299,890 million, respectively, resulting in gross realized gains of ¥7,757 million, ¥4,137 million and ¥8,499 million, respectively, and gross realized losses of ¥8,367 million, ¥11,090 million and ¥16,517 million, respectively. The cost of the available-for-sale
securities or the debt securities sold was based on the average cost of each issue of securities held at the time of the sale.
Certain subsidiaries elected the fair value option for certain investments in investment funds and others included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2024 and 2025, these investments were fair valued at ¥26,945 million and ¥24,960 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2024 and 2025, these investments were fair valued at ¥1,000 million and ¥5,379 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2024 and 2025, these investments were fair valued at ¥7,751 million and ¥10,679 million, respectively.

F-8
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale
debt securities in each major security type as of March 31, 2024 and 2025 are as follows:
March 31, 2024

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥1,299,025	¥0	¥11,526	¥(275,637)	¥1,034,914
Japanese prefectural and foreign municipal bond securities	425,426	(248)	2,623	(26,336)	401,465
Corporate debt securities	905,706	0	21,415	(82,542)	844,579
CMBS and RMBS in the Americas	88,586	0	929	(1,775)	87,740
Other asset-backed securities and debt securities	297,197	(386)	5,496	(5,527)	296,780

	¥3,015,940	¥(634)	¥41,989	¥(391,817)	¥2,665,478

March 31, 2025
	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥1,520,672	¥0	¥1,325	¥(429,471)	¥1,092,526
Japanese prefectural and foreign municipal bond securities	439,565	(245)	2,408	(34,898)	406,830
Corporate debt securities	906,297	(34)	15,246	(118,964)	802,545
CMBS and RMBS in the Americas	106,578	0	1,053	(880)	106,751
Other asset-backed securities and debt securities	200,924	(391)	5,438	(6,986)	198,985

	¥3,174,036	¥(670)	¥25,470	¥(591,199)	¥2,607,637

F-8
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table presents roll-forwards of the allowance for credit losses for fiscal 2023, 2024 and 2025, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2025
	Foreign municipal bond securities	Foreign corporate debt securities	Foreign other asset- backed securities and debt securities	Total
Beginning	¥248	¥0	¥386	¥634
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	0	34	107	141
Additional increases to the allowance for credit losses on available-for-sale debt securities that had an allowance recorded in a previous period	0	0	32	32
Increase (Decrease) from the effects of changes in foreign exchange rates	(3)	0	(134)	(137)

Ending	¥245	¥34	¥391	¥670

The following tables provide information about
available-for-sale
debt securities with gross unrealized losses (including allowance for credit losses) and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2024 and 2025, respectively:
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2025

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥132,283	¥(9,785)	¥913,742	¥(419,686)	¥1,046,025	¥(429,471)
Japanese prefectural and foreign municipal bond securities	95,936	(3,409)	224,679	(31,734)	320,615	(35,143)
Corporate debt securities	152,094	(5,196)	427,837	(113,802)	579,931	(118,998)
CMBS and RMBS in the Americas	16,940	(103)	15,817	(777)	32,757	(880)
Other asset-backed securities and debt securities	56,671	(411)	35,183	(6,966)	91,854	(7,377)

	¥453,924	¥(18,904)	¥1,617,258	¥(572,965)	¥2,071,182	¥(591,869)

The following table provides information about
available-for-sale
debt securities with gross unrealized losses for which allowance for credit losses were not recorded and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2024 and 2025, respectively:
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2025

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥132,283	¥(9,785)	¥913,742	¥(419,686)	¥1,046,025	¥(429,471)
Japanese prefectural and foreign municipal bond securities	94,691	(3,325)	220,950	(31,573)	315,641	(34,898)
Corporate debt securities	149,367	(5,128)	427,837	(113,802)	577,204	(118,930)
CMBS and RMBS in the Americas	16,940	(103)	15,817	(777)	32,757	(880)
Other asset-backed securities and debt securities	56,671	(340)	34,868	(6,553)	91,539	(6,893)

	¥449,952	¥(18,681)	¥1,613,214	¥(572,391)	¥2,063,166	¥(591,072)

The number of investment securities that were in an unrealized loss position as of March 31, 2024 and 2025 were 1,126 and 1,272, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.
As of March 31, 2024 and 2025, the amount of accrued
interest
 on
available-for-sale
debt securities were ¥13,960 million and ¥14,545 million, respectively, which was included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no allowance for credit losses for accrued interest receivables as of March 31, 2024 and 2025.
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
Reversals of credit losses related to
available-for-sale
debt securities recognized for fiscal 2023 resulted from the redemption of Japanese other asset-backed and debt securities, as of March 31, 2023. Credit losses related to available-for-sale
debt securities recognized for fiscal 2024 resulted from the respective deterioration of cash flows relating to foreign municipal bond securities and foreign other asset-backed securities and debt

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

securities, as of March 31, 2024. Credit losses related to available-for- sale debt securities recognized for fiscal 2025 resulted from the respective deterioration of the issuers’ credit conditions and cash flows relating to foreign corporate debt securities and foreign other asset-backed securities and debt securities, as of March 31, 2025. The evaluation of credit losses with available-for-sale
debt securities is compared to the amortized cost of debt securities with the present value of cash flows estimated based on a number of overall conditions, including estimated fair value of the underlying receivables and the repayment priority of the securities. Because the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, the Company and its subsidiaries recognized the allowance for credit losses.
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
The following is a summary of the contractual maturities of
available-for-sale
debt securities as of March 31, 2025:
Available-for-sale
debt securities held as of March 31, 2025

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥50,655	¥50,294
Due after one to five years	348,552	347,285
Due after five to ten years	410,186	407,825
Due after ten years	2,364,643	1,802,233

	¥3,174,036	¥2,607,637

Debt securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.
Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.
Included in finance revenues in the consolidated statements of income is interest income on investment securities of ¥19,906 million, ¥26,331 million and ¥29,140 million for fiscal 2023, 2024 and 2025, respectively.
There were no
available-for-sale
debt securities accounted for as purchased credit deterioration financial assets acquired during fiscal 2024 and 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
During fiscal 2023, 2024 and 2025, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥905,218 million, ¥795,328 million and ¥782,613 million, respectively. For fiscal 2023, 2024 and 2025, gains (losses) from the securitization and transfer of loans were ¥18,462 million, ¥14,622 million and ¥17,057 million, respectively, which is included in finance revenues in the consolidated statements of income.
A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets during fiscal 2024 and 2025 are as follows:

	Millions of yen
	2024	2025
Beginning balance	¥72,265	¥79,723
Increase mainly from loans sold with servicing retained	7,888	8,485
Decrease mainly from amortization	(10,039)	(10,829)
Increase ( Decrease ) from the effects of changes in foreign exchange rates	9,609	(923)

Ending balance	¥79,723	¥76,456

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The fair value of the servicing assets as of March 31, 2024 and 2025 are as follows:

	Millions of yen
	March 31, 2024	March 31, 2025
Beginning balance	¥101,375	¥122,641
Ending balance	¥122,641	¥116,745
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Information about VIEs (consolidated and
non-consolidated)
for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs
March 31, 2024

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
( a ) VIEs for acquisition of real estate and real estate development projects for customers	¥1,657	¥1	¥0	¥0
( b ) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	51,654	10,461	16,434	0
( c ) VIEs for corporate rehabilitation support business	5,043	29	0	0
( d ) VIEs for investment in securities	217,715	117	0	77,566
(e) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	213,615	165,062	213,615	0
(f) VIEs for securitization of loan receivable originated by third parties	497	1,015	497	0
( g ) VIEs for power generation projects	236,715	156,000	181,610	42,102
(h) Other VIEs	165,278	54,648	122,712	0

Total	¥892,174	¥387,333	¥534,868	¥119,668

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2025

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
( a ) VIEs for acquisition of real estate and real estate development projects for customers	¥0	¥0	¥0	¥0
( b ) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	51,025	10,956	16,769	0
( c ) VIEs for corporate rehabilitation support business	5,069	8	0	0
( d ) VIEs for investment in securities	225,040	111	0	85,069
( e ) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	85,765	66,914	85,765	0
( f ) VIEs for securitization of loan receivable originated by third parties	0	0	0	0
( g ) VIEs for power generation projects	112,360	76,429	105,499	56,959
(h) Other VIEs	146,801	65,311	135,064	0

Total	¥626,060	¥219,729	¥343,097	¥142,028

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.
2.	Non-consolidated VIEs

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2024

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
( a ) VIEs for acquisition of real estate and real estate development projects for customers	¥1,196,344	¥52,666	¥11,773	¥67,439
( b ) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
( c ) VIEs for corporate rehabilitation support business	0	0	0	0
( d ) VIEs for investment in securities	23,366,221	0	223,264	318,007
(e) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(f) VIEs for securitization of loan receivable originated by third parties	1,396,339	0	14,691	14,691
( g ) VIEs for power generation projects	14,830	0	2,630	4,680
(h) Other VIEs	2,308,142	3,778	42,512	70,016

Total	¥28,281,876	¥56,444	¥294,870	¥474,833

March 31, 2025
	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
( a ) VIEs for acquisition of real estate and real estate development projects for customers	¥1,859,420	¥132,495	¥11,224	¥149,602
( b ) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
( c ) VIEs for corporate rehabilitation support business	0	0	0	0
( d ) VIEs for investment in securities	32,105,994	0	272,927	375,942
(e) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(f) VIEs for securitization of loan receivable originated by third parties	760,293	0	16,437	16,437
( g ) VIEs for power generation projects	19,499	0	3,945	5,195
(h) Other VIEs	2,914,618	3,732	51,661	75,479

Total	¥37,659,824	¥136,227	¥356,194	¥622,655

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(a) VIEs for acquisition of real estate and real estate development projects for customers
Customers, and the Company and its subsidiaries, are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.
The Company and its subsidiaries provide
non-recourse
loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.
In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents and equity method investments.
With respect to variable interests of
non-consolidated
VIEs held by the Company and its subsidiaries,
non-recourse
loans are included in installment loans, and investments are mainly included in investment in securities, equity method investments and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties. Certain subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business
The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse
loans from financial institutions and simplify the administration activities necessary for the real estate.
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
(c) VIEs for corporate rehabilitation support business
Financial institutions, the Company and its subsidiaries are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.
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
(d) VIEs for investment in securities
The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by certain subsidiaries or fund management companies that are independent of the Company and its subsidiaries.
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
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities and equity method investments in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to make additional investment in certain such non-consolidated
VIEs.
(e) VIEs for securitizing financial assets such as finance lease receivable and loan receivable
The Company and its subsidiaries use VIEs to securitize financial assets such as loan receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.
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
(f) VIEs for securitization of loan receivable originated by third parties
The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

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
(g) VIEs for power generation projects
The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations and coal-biomass co-fired
power plants on acquired or leased lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.
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
The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated
VIEs of this category are mainly kumiai structures. In addition, certain subsidiaries have consolidated VIEs that are not included in the categories (a) through (g) above, because the subsidiaries hold the subordinated portion of the VIEs and the VIEs are effectively controlled by the subsidiaries.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
non-consolidated
VIEs.
12. Equity method investments
Equity method investments at March 31, 2024 and 2025 consists of the following:

	Millions of yen
	2024	2025
Investment in corporate entities	¥1,002,560	¥973,795
Investment in real estate joint ventures	124,537	137,274
Investment in partnerships and other investments	186,790	208,946

	¥1,313,887	¥1,320,015

Certain equity method investees are listed on stock exchanges. The aggregate investment in and quoted market value of those equity method investees amounted to ¥163,074 million and ¥157,932 million, respectively, as of March 31, 2024 and ¥107,524 million and ¥107,466 million, respectively, as of March 31, 2025.
In fiscal 2023, 2024 and 2025, the Company and its subsidiaries received dividends from equity method investees of ¥25,574 million, ¥25,820 million and ¥30,151 million, respectively.
In the Company’s consolidated balance sheets, the book value of equity method investments over the underlying equity in the net assets of such equity method investees as of date of the most recent available financial statements of the investees were ¥144,709 million and ¥127,779 million as of March 31, 2024 and 2025, respectively. The basis differences mainly consist of goodwill and fair value adjustments for fixed assets. The basis differences would be amortized and adjusted for impairment, if any, and the changes in the differences are included in equity in net income (loss) of equity method investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Companies comprising
a significant portion of investment in corporate entities were Kansai Airports (40% of equity share), ORIX Credit Corporation (
whi
ch
 changed its name to DOCOMO Finance, Inc on April 1, 2025) (34% of equity share) and Avolon Holdings Limited (30% of equity share) as of March 31, 2024 and 2025.
Combined and condensed information relating to the equity method investees for fiscal 2023, 2024 and 2025 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	2023	2024	2025
Operations:
Total revenues	¥1,792,981	¥2,871,734	¥5,799,502
Income before income taxes	(372,994)	266,966	607,503
Net income	(432,618)	198,006	420,757

Financial position:
Total assets	¥19,563,071	¥26,689,362	¥28,275,250
Total liabilities	12,379,335	17,178,962	18,861,607
Total equity	7,183,736	9,510,400	9,413,643
For information about significant transactions between the Company and its subsidiaries, and equity method investees except as described above, see Note 7 “Installment Loans” and Note 31 “Commitments, Guarantees and Contingent Liabilities.”

F-10
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

13. Goodwill and Other Intangible Assets
Changes in goodwill by reportable segment for fiscal 2023, 2024 and 2025 are as follows:

	Millions of yen
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit
Balance at March 31, 2022
Goodwill	¥12,425	¥16,359	¥99,938	¥49,655	¥5,015	¥10,971
Accumulated impairment losses	(849)	(191)	0	(39)	(371)	0
	11,576	16,168	99,938	49,616	4,644	10,971
Acquired	3,529	0	119,767	4,028	0	0
Impairment	0	0	0	0	0	0
Other (net)*	0	0	(12,954)	4,524	0	0

Balance at March 31, 2023
Goodwill	15,954	16,359	206,751	58,207	5,015	10,971
Accumulated impairment losses	(849)	(191)	0	(39)	(371)	0
	15,105	16,168	206,751	58,168	4,644	10,971
Acquired	0	0	4,241	0	0	0
Impairment	0	0	0	0	0	0
Other (net)*	(54)	0	(35,556)	6,840	(192)	(10,971)

Balance at March 31, 2024
Goodwill	15,900	16,359	175,436	65,047	4,823	0
Accumulated impairment losses	(849)	(191)	0	(39)	(371)	0
	15,051	16,168	175,436	65,008	4,452	0
Acquired	31	0	7,849	0	0	0
Impairment	0	0	(5,520)	0	0	0
Other (net)*	(1,699)	0	(10,623)	3,220	0	0

Balance at March 31, 2025
Goodwill	13,682	16,359	172,662	68,267	4,452	0
Accumulated impairment losses	(299)	(191)	(5,520)	(39)	0	0

	¥13,383	¥16,168	¥167,142	¥68,228	¥4,452	¥0

F-10
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Aircraft and Ships	ORIX USA	ORIX Europe	Asia and Australia	Corporate	Total
Balance at March 31, 2022
Goodwill	¥587	¥142,494	¥149,270	¥8,180	¥278	¥495,172
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	0	(6,316)
	0	141,000	149,270	5,395	278	488,856
Acquired	0	0	0	0	0	127,324
Impairment	0	0	0	0	0	0
Other (net)*	0	10,582	9,318	33	0	11,503

Balance at March 31, 2023
Goodwill	587	153,076	158,588	8,213	278	633,999
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	0	(6,316)
	0	151,582	158,588	5,428	278	627,683
Acquired	0	0	0	0	0	4,241
Impairment	0	0	0	0	0	0
Other (net)*	0	20,298	18,927	554	0	(154)

Balance at March 31, 2024
Goodwill	587	173,374	177,515	8,767	278	638,086
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	0	(6,316)
	0	171,880	177,515	5,982	278	631,770
Acquired	1,201	0	0	0	0	9,081
Impairment	0	(1,175)	0	0	0	(6,695)
Other (net)*	0	(2,146)	(907)	(143)	0	(12,298)

Balance at March 31, 2025
Goodwill	1,788	169,734	176,608	8,624	278	632,454
Accumulated impairment losses	(587)	(1,175)	0	(2,785)	0	(10,596)

	¥1,201	¥168,559	¥176,608	¥5,839	¥278	¥621,858

*	Other (net) includes foreign currency translation adjustments, decreases due to sale of ownership interest in subsidiaries and certain other reclassifications.
As a result of the impairment test, the Company and its subsidiaries recognized no impairment losses on goodwill during fiscal 2023 and 2024. The Company and its subsidiaries recognized impairment losses on goodwill of ¥5,520 million in PE Investment and Concession segment, and ¥1,175 million in ORIX USA segment during fiscal 2025. These impairment losses are accounted in other (income) and expense. The fair values of these reporting units were measured using mainly discounted cash flow methodologies and business enterprise value multiples methodologies.

F-10
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Other intangible assets at March 31, 2024 and 2025 consist of the following:

	Millions of yen
	2024	2025
Indefinite-lived intangible assets:
Trademarks and trade names	¥126,192	¥124,924
Asset management contracts	57,928	55,740
Others	3,156	11,657

	187,276	192,321

Intangible assets subject to amortization:
Software	142,049	150,479
Customer relationships	184,475	186,862
Asset management contracts	117,043	119,157
Others	165,130	152,925

	608,697	609,423
Accumulated amortization	(263,023)	(276,333)

Net	345,674	333,090

	¥532,950	¥525,411

The aggregate amortization expenses for intangible assets are ¥34,212 million, ¥39,213 million and ¥41,402 million in fiscal 2023, 2024 and 2025, respectively.
The estimated amortization expenses for each of five succeeding fiscal years are ¥38,480 million in fiscal 2026, ¥35,214 million in fiscal 2027, ¥31,995 million in fiscal 2028, ¥27,850 million in fiscal 2029 and ¥24,573 million in fiscal 2030, respectively.
Intangible assets subject to amortization increased during fiscal 2025 are ¥79,869 million. They mainly consist of ¥12,672 million of software, ¥21,684 million of customer relationships and ¥45,445 million of maintenance intangible assets for acquired aircraft recognized in acquisitions included in others. The weighted average amortization periods for the software, customer relationships and maintenance intangible assets for acquired aircraft recognized in acquisitions are 5 years, 17 years and 6 years, respectively.
As a result of the impairment test, the Company and its subsidiaries recognized impairment losses of ¥1 million on intangible assets included in Corporate Financial Services and Maintenance Leasing segment, ¥405 million on intangible assets included in Aircraft and Ships segment, and ¥110 million on intangible assets included in ORIX USA segment during fiscal 2023, and these impairment losses were included in other (income) and expense in the consolidated statements of income. The Company and its subsidiaries recognized impairment losses of ¥24 million on intangible assets included in PE Investment and Concession segment, ¥87 million on intangible assets included in Environment and Energy segment, and ¥37 million on intangible assets included in Asia and Australia segment during fiscal 2024, and these impairment losses were included in selling, general and administrative expenses in the consolidated statements of income. The Company and its subsidiaries recognized impairment losses of ¥5,629 million on intangible assets included in PE Investment and Concession segment, ¥1,971 million on intangible assets included in ORIX Europe segment during fiscal 2025, and these impairment losses were included in other (income) and expenses in the consolidated statements of income, and recognized impairment losses of ¥148 million on intangible assets included in PE Investment and Concession segment, and ¥84 million on intangible assets included in Banking and Credit segment during fiscal 2025, and these

F-10
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

impairment losses were included in
selling, general and administrative expenses
in the consolidated statements of income. These impairment losses are recognized due to the reduction in the estimated future cash flow, which brought the fair values of the intangible assets below its carrying amount. The fair values of these intangible assets were measured using mainly excess multi-period earnings methodologies.
14. Short-Term and Long-Term Debt
Short-term debt consists of borrowings from financial institutions, commercial paper and others.
The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2024 and 2025 are as follows:
March 31, 2024

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥139,450	0.7%
Short-term debt outside Japan, mainly from banks	297,372	5.0
Commercial paper in Japan	7,998	0.1
Commercial paper outside Japan	5,851	2.7
Secured borrowings on securities lending transactions	120,116	1.1
Unsecured bonds	1,122	4.7
Payables under securitized loan receivables and investment in securities	2,186	4.0

	¥574,095	3.1

March 31, 2025

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥181,835	0.7%
Short-term debt outside Japan, mainly from banks	279,631	5.5
Commercial paper outside Japan	7,588	2.9
Secured borrowings on securities lending transactions	80,626	2.3

	¥549,680	3.4

F-10
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2024 and 2025 are as follows:
March 31, 2024

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2025~2083	¥777,366	1.6%
Floating rate	2025~2077	2,587,324	3.4
Insurance companies and others:
Fixed rate	2029~2083	352,035	0.6
Floating rate	2029~2077	271,029	2.4
Unsecured bonds	2026~2081	1,208,672	2.0
Unsecured notes under medium-term note program	2028~2030	272,064	3.8
Payables under securitized loan receivables and investment in securities	2025~2044	157,886	6.0

		¥5,626,376	2.7

March 31, 2025

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2026~2083	¥799,933	1.7%
Floating rate	2026~2077	2,614,936	3.3
Insurance companies and others:
Fixed rate	2026~2083	353,890	0.9
Floating rate	2026~2077	262,346	2.2
Unsecured bonds	2026~2081	1,251,120	2.1
Unsecured notes under medium-term note program	2026~2032	387,316	3.8
Payables under securitized lease receivables	2026~2026	13,565	0.1
Payables under securitized loan receivables and investment in securities	2026~2044	50,012	5.0

		¥5,733,118	2.7

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2025 is as follows:

Years ending March 31,	Millions of yen
2026	¥867,767
2027	875,060
2028	783,087
2029	803,266
2030	779,766
Thereafter	1,624,172

Total	¥5,733,118

F-10
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Unsecured bonds include the amount of ¥150,000 million of unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds). Out of this amount, ¥40,000 million was executed in fiscal 2020, and will mature in fiscal
2080
, with optional early redemption possible on or after March 2030. ¥50,000 million was executed in fiscal 2021, and will mature in fiscal 2081, with optional early redemption of ¥29,000 million possible on or after March 2026, and ¥21,000 million possible on or after March 2031. Additionally, ¥60,000 million was executed in the current consolidated fiscal year, and will mature in fiscal 2060, with optional early redemption possible on or after March 2030.
For borrowings from banks, insurance companies and other financial institutions, for bonds, and for medium-term notes, principal repayments are usually made upon maturity of the loan contracts and interest payments are usually paid semi-annually.
During fiscal 2023, 2024 and 2025, the Company and certain subsidiaries recognized net amortization expenses of premiums and discounts of bonds and medium-term notes, and deferred issuance costs of bonds and medium-term notes in the amount of ¥1,093 million, ¥1,247 million and ¥1,455 million, respectively.
Total committed credit lines for the Company and its subsidiaries were ¥758,667 million and ¥795,634 million at March 31, 2024 and 2025, respectively, and, of these lines, ¥559,322 million and ¥598,079 million were available at March 31, 2024 and 2025, respectively. Of the available committed credit lines, ¥495,474 million and ¥502,177 million were long-term committed credit lines at March 31, 2024 and 2025, respectively.
The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.
Other than the assets of the consolidated VIEs pledged as collateral for financing (see Note 11 “Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2025:

Millions of yen
Lease payments, loans and investment in operating leases	¥301,092
Investment in securities	299,588
Property under facility operations	303,491
Other assets and other	115,982

¥1,020,153

As of March 31, 2025, debt liabilities were secured by shares of subsidiaries of ¥154,926 million, which were eliminated through consolidation adjustment, and debt liabilities of equity method investees were secured by equity method investments of ¥89,021 million. As of March 31, 2025, debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥14,708 million. In addition, ¥180,248 million was pledged primarily by investment in securities for collateral deposits and deposits for real estate transaction as of March 31, 2025.

F-10
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2025.
15. Deposits
Deposits at March 31, 2024 and 2025 consist of the following:

	Millions of yen
	2024	2025
Time deposits	¥1,875,058	¥2,073,007
Other deposits	370,777	376,805

Total	¥2,245,835	¥2,449,812

The balances of time deposits and certificates of deposit issued in amounts of ¥
10
 million or more were ¥898,321 million and ¥1,082,224 million at March 31, 2024 and 2025, respectively.
The maturity schedule of time deposits at March 31, 2025 is as follows:

Years ending March 31,	Millions of yen
2026	¥1,457,585
2027	171,947
2028	107,639
2029	41,963
2030	217,569
Thereafter	76,304

Total	¥2,073,007

F-10
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

16. Income Taxes
Income before income taxes and the provision for income taxes in fiscal 2023, 2024 and 2025 are as follows:

	Millions of yen
	2023	2024	2025
Income before income taxes:
Japan	¥201,168	¥298,321	¥307,830
Overseas	191,010	171,654	172,633

	¥392,178	¥469,975	¥480,463

Provision for income taxes:
Current—
Japan	¥30,808	¥80,274	¥72,230
Overseas	27,490	31,114	33,252

	58,298	111,388	105,482

Deferred—
Japan	22,047	9,049	26,803
Overseas	14,900	10,951	(3,457)

	36,947	20,000	23,346

Provision for income taxes	¥95,245	¥131,388	¥128,828

In fiscal 2023, 2024 and 2025, the Company and its subsidiaries in Japan were subject to a national corporation tax of approximately 24%, a local inhabitant tax of approximately 4% and a deductible local enterprise tax of approximately 4%, which in the aggregate result in a statutory income tax rate of approximately 31.5%.
Reconciliations of the differences between the tax provision computed at the statutory income tax rate of 31.5%, the aggregate statutory income tax rate of the Company’s tax domicile, and the consolidated provision for income taxes in fiscal 2023, 2024 and 2025 are as follows:

	Millions of yen
	2023	2024	2025
Income before income taxes	¥392,178	¥469,975	¥480,463

Tax provision computed at the statutory rate	¥123,536	¥148,042	¥151,346
Increases (reductions) in taxes due to:
Change in valuation allowance	2,533	5,441	1,973
Nondeductible expenses	4,794	4,762	5,813
Nontaxable income	(3,347)	(3,574)	(5,893)
Effect of lower tax rates on certain subsidiaries	(19,764)	(17,627)	(22,271)
Effect of investor taxes on earnings of subsidiaries	4,789	7,674	3,494
Effect of the tax law and rate changes	180	(1,295)	2,218
Effect of sale or liquidation of subsidiaries	(16,754)	(14,995)	(8,423)
Other, net	(722)	2,960	571

Provision for income taxes	¥95,245	¥131,388	¥128,828

F-1
10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The effective income tax rate is different from the statutory income tax rate primarily because of certain nondeductible expenses, nontaxable income, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries, effect of investor taxes on earnings of subsidiaries and effect of sale or liquidation of subsidiaries.
Due to the enactment of the “Act for Partial Revision of the Income Tax Act, etc.” (Act No.13 of 2025) in the Japanese Diet on March 31, 2025, the “Special Corporation Tax for National Defense” will be imposed from the fiscal years beginning on or after April 1, 2026. As a result, the statutory income tax rate used to calculate deferred tax assets and liabilities has been changed from approximately 31.0% to approximately 31.9% for temporary differences expected to be resolved from the fiscal year beginning on April 1, 2026. The increase and decrease of the deferred tax assets and liabilities due to the change in the tax rates resulted in an increase of provision for income taxes by ¥6,124 million in the consolidated statements of income.
Total income tax expense recognized in fiscal 2023, 2024 and 2025 was allocated as follows:

	Millions of yen
	2023	2024	2025
Provision for income taxes	¥95,245	¥131,388	¥128,828
Income tax expense (benefit) allocated to other comprehensive income (loss):
Net change of unrealized gains (losses) on investment in securities	(41,961)	(27,157)	(60,260)
Net change of impact of changes in policy liability discount rate	43,576	32,471	54,382
Net change of debt valuation adjustments	20	(74)	(13)
Net change of defined benefit pension plans	1,630	5,554	2,063
Net change of foreign currency translation adjustments	(17,325)	(30,992)	2,484
Net change of unrealized gains (losses) on derivative instruments	3,514	(1,523)	(441)
Other direct adjustments to shareholders’ equity	36	32	22

Total income tax expense	¥84,735	¥109,699	¥127,065

F-1
11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The tax effects of temporary differences and carryforwards giving rise to the deferred tax assets and liabilities as of March 31, 2024 and 2025 are as follows:

	Millions of yen
	2024	2025
Assets:
Net operating loss carryforwards	¥62,493	¥48,953
Allowance for credit losses	8,650	14,842
Investment in securities	14,382	4,581
Accrued expenses	26,401	26,516
Investment in operating leases	12,728	11,576
Property under facility operations	24,996	28,007
Installment loans	5,459	8,075
Unrealized losses on investment in securities	98,025	158,375
Lease liabilities	69,697	74,215
Other*	156,516	159,391

	479,347	534,531
Less: valuation allowance	(39,046)	(35,845)

	440,301	498,686
Liabilities:
Net investment in leases	10,867	12,755
Investment in operating leases	175,727	171,455
Unrealized gains on investment in securities	9,139	9,259
Deferred insurance policy acquisition costs	85,830	90,934
Policy liabilities and policy account balances	194,713	263,515
Property under facility operations	22,615	33,075
Other intangible assets	152,125	143,701
Undistributed earnings	95,720	103,808
Prepaid benefit cost	23,473	27,224
Advances paid	8,102	8,387
Right-of-use assets	68,715	72,034
Other	31,946	24,834

	878,972	960,981

Net deferred tax liability	¥438,671	¥462,295

*	As of March 31, 2024 and 2025, other deferred tax assets includes amounts related to net investment hedges of ¥95,551 million and ¥96,778 million.
Net deferred tax assets and liabilities at March 31, 2024 and 2025 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2024	2025
Other assets	¥66,519	¥63,337
Income taxes: Deferred	505,190	525,632

Net deferred tax liability	¥438,671	¥462,295

F-11
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The valuation allowance is primarily recognized for deferred tax assets of consolidated subsidiaries with operating loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and operating loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning
strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2025. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥2,132 million in fiscal 2023, increases of ¥1,759 million in fiscal 2024, and decreases of ¥3,201 million in fiscal 2025. The decrease in the total valuation allowance recognized in earnings due to the utilization of net operating loss carryforwards were ¥1,465 million in fiscal 2023, ¥3,660 million in fiscal 2024 and ¥3,380 million in fiscal 2025. The adjustments to the beginning-of-the-year
amount in the total valuation allowance resulting from changes in judgment about the realizability of deferred tax assets in future years were net increases of ¥628 million in fiscal 2023 (increases of ¥2,120 million and decreases of ¥1,492 million on a gross basis), net increases of ¥513 million in fiscal 2024 (increases of ¥4,125 million and decreases of ¥3,612 million on a gross basis), and net decreases of ¥1,986 million in fiscal 2025 (increases of ¥1,143 million and decreases of ¥3,129 million on a gross basis), respectively.
The Company and certain subsidiaries have net operating loss carryforwards of ¥369,010 million at March 31, 2025, which expire as follows:

Years ending March 31,	Millions of yen
2026	¥8,129
2027	9,828
2028	4,246
2029	24,606
2030	53,538
Thereafter	214,227
Indefinite period	54,436

Total	¥369,010

The unrecognized tax benefits as of March 31, 2024 and 2025 were not material. The Company and its subsidiaries do not believe that it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2025.
The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2024 and 2025, and in the consolidated statements of income for fiscal 2023, 2024 and 2025 were not material.
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination in Japan for the tax years prior to fiscal 2023, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2018, respectively.
Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2020. Subsidiaries in the Netherlands remain subject to a tax examination for the tax years after fiscal 2018.

F-11
3

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
The funded status of the defined benefit pension plans, which consists of Japanese plans and overseas plans, as of March 31, 2024 and 2025 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2024	2025	2024	2025
Change in benefit obligation:
Benefit obligation at beginning of year	¥109,759	¥105,109	¥108,416	¥129,934
Service cost	5,542	5,078	2,999	3,268
Interest cost	1,216	1,421	3,395	4,091
Actuarial loss (income)	(3,586)	(7,621)	3,448	(11,712)
Plan participant’s contributions	0	0	233	233
Benefits paid	(5,014)	(5,032)	(2,499)	(2,375)
Business combinations	0	86	0	0
Divestitures	(2,808)	(1,937)	0	0
Plan amendments	0	0	360	179
Settlements	0	(3,300)	0	0
Foreign currency exchange rate change	0	0	13,582	(874)

Benefit obligation at end of year	105,109	93,804	129,934	122,744

Change in plan assets:
Fair value of plan assets at beginning of year	136,803	143,101	122,204	153,803
Actual return on plan assets	12,103	449	15,799	(1,435)
Employer contribution	4,195	3,855	2,262	2,446
Plan participant’s contributions	0	0	233	233
Benefits paid	(4,392)	(4,404)	(2,314)	(2,182)
Divestitures	(5,608)	(3,272)	0	0
Settlements	0	(2,017)	0	0
Foreign currency exchange rate change	0	0	15,619	(1,046)

Fair value of plan assets at end of year	143,101	137,712	153,803	151,819

The funded status of the plans	¥37,992	¥43,908	¥23,869	¥29,075

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in other assets	¥53,641	¥59,111	¥25,723	¥30,809
Accrued benefit liability included in other liabilities	(15,649)	(15,203)	(1,854)	(1,734)

Net amount recognized	¥37,992	¥43,908	¥23,869	¥29,075

F-11
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax,
at March 31, 2024 and 2025 consisted of:

	Millions of yen
	Japanese plans		Overseas plans
	2024	2025	2024	2025
Net prior service credit	¥1,016	¥666	¥(28)	¥(502)
Net actuarial gain (loss)	866	5,750	9,735	12,865
Net transition obligation	0	0	7	8

Total recognized in accumulated other comprehensive loss, pre-tax	¥1,882	¥6,416	¥9,714	¥12,371

The accumulated benefit obligations for all Japanese defined benefit pension plans were ¥95,069 million and ¥85,077 million, respectively, at March 31, 2024 and 2025. The accumulated benefit obligations for all overseas defined benefit pension plans were ¥123,600 million and ¥117,478 million, respectively, at March 31, 2024 and 2025.
The accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2024 and 2025 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2024	2025	2024	2025
Accumulated benefit obligations	¥17,886	¥14,525	¥7,952	¥2,075
Fair value of plan assets	2,854	0	6,151	389

The projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets at March 31, 2024 and 2025 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2024	2025	2024	2025
Projected benefit obligations	¥18,503	¥15,203	¥8,004	¥3,844
Fair value of plan assets	2,854	0	6,151	2,110

F-11
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Net pension cost of the plans for fiscal 2023, 2024 and 2025 consists of the following:

	Millions of yen
	2023	2024	2025
Japanese plans:
Service cost	¥5,704	¥5,542	¥5,078
Interest cost	731	1,216	1,421
Expected return on plan assets	(2,739)	(2,702)	(2,766)
Amortization of prior service credit	(47)	(84)	(72)
Amortization of net actuarial loss	79	59	(93)
Plan amendments	(44)	0	0
Settlements	0	0	(1,347)

Net periodic pension cost	¥3,684	¥4,031	¥2,221

Overseas plans:
Service cost	¥3,432	¥2,999	¥3,268
Interest cost	2,309	3,395	4,091
Expected return on plan assets	(4,982)	(6,362)	(6,996)
Amortization of prior service credit	(329)	(354)	(322)
Amortization of net actuarial loss	9	11	9
Amortization of transition obligation	1	1	1

Net periodic pension cost	¥440	¥(310)	¥51

Note:	Net periodic pension cost is charged in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2023, 2024 and 2025 are summarized as follows:

	Millions of yen
	2023	2024	2025
Japanese plans:
Current year actuarial gain (loss)	¥650	¥12,990	¥5,125
Amortization of net actuarial loss	79	59	(93)
Prior service credit due to amendments	881	0	(278)
Amortization of prior service credit	(47)	(84)	(72)
Settlements	0	0	(148)

Total recognized in other comprehensive income, pre-tax	¥1,563	¥12,965	¥4,534

Overseas plans:
Current year actuarial gain (loss)	¥4,810	¥5,728	¥3,226
Amortization of net actuarial loss	9	11	9
Prior service credit due to amendments	(36)	(145)	(179)
Amortization of prior service credit	(329)	(354)	(322)
Amortization of transition obligation	1	1	1
Foreign currency exchange rate change	60	641	(78)

Total recognized in other comprehensive income (loss), pre-tax	¥4,515	¥5,882	¥2,657

F-11
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Significant assumptions of Japanese pension plans and overseas pension plans used to determine these amounts are as follows:

Japanese plans	2023	2024	2025
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	1.1%	1.4%	2.1%
Rate of increase in compensation levels	4.3%	4.3%	3.4%
Interest crediting rate for cash balance plans	1.5%	1.5%	1.5%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	0.6%	1.1%	1.4%
Rate of increase in compensation levels	4.0%	4.3%	4.3%
Expected long-term rate of return on plan assets	2.0%	2.0%	2.0%
Interest crediting rate for cash balance plans	1.5%	1.5%	1.5%

Overseas plans	2023	2024	2025
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	3.3%	3.3%	3.8%
Rate of increase in compensation levels	2.3%	2.3%	2.3%
Interest crediting rate for cash balance plans	—	—	—
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	1.7%	3.3%	3.3%
Rate of increase in compensation levels	2.2%	2.3%	2.3%
Expected long-term rate of return on plan assets	4.9%	4.6%	4.7%
Interest crediting rate for cash balance plans	—	—	—
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
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The fair value of Japanese pension plan assets at March 31, 2024 and 2025, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurements.”

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
8

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

	Millions of yen
	March 31, 2025
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥15,268	¥0	¥0	¥0
Other than Japan
Pooled funds*2	19,447	0	0	0
Debt securities:
Japan
Pooled funds*3	28,787	0	0	0
Other than Japan
Pooled funds*4	32,738	0	0	0
Other assets:
Life insurance company general accounts*5	29,136	0	29,136	0
Others*6	12,336	0	12,336	0

	¥137,712	¥0	¥41,472	¥0

*1	These funds invest in listed shares including shares of ORIX Corporation in the amounts of ¥30 million at March 31, 2025.
*2	These funds invest in listed shares.
*3
These funds invest approximately 70% in Japanese government bonds, and approximately 30% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥7 million at March 31, 2025.

*4	These funds invest approximately 100% in foreign government bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.
At March 31, 2025, our policy for the portfolio of plans consists of three major components: approximately 30% is invested in equity securities, approximately 40% is invested in debt securities and approximately 30% is invested in other assets, primarily consisting of investments in life insurance company general accounts.
Level 2 assets are comprised principally of investments in life insurance company general accounts. Investments in life insurance company general accounts are valued at conversion value. Pooled funds are valued at the net asset value per share at the measurement date and they have not been classified in the fair value hierarchy.

F-11
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The fair value of overseas pension plan assets at March 31, 2024 and 2025, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurements.”

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

F-1
20

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

	Millions of yen
	March 31, 2025
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares	¥54,119	¥54,119	¥0	¥0
Pooled funds*1	722	0	0	0
Debt securities:
Other than Japan
Government bonds	85,685	85,685	0	0
Municipal bonds	4,094	0	4,094	0
Other assets:
Life insurance company general accounts*2	455	0	455	0
Others*3	6,744	0	6,744	0

	¥151,819	¥139,804	¥11,293	¥0

*1	These funds invest in listed shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.
At March 31, 2025, our policy for the portfolio of plans consists of two
major components: approximately 40% is invested in equity securities and approximately 60% is invested in debt securities.
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
The Company and certain subsidiaries expect to contribute ¥3,843 million to its Japanese pension plans and ¥2,305 million to its overseas pension plans during the year ending March 31, 2026.

F-1
21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

At March 31, 2025, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

	Millions of yen
Years ending March 31,	Japanese plans	Overseas plans
2026	¥5,919	¥3,106
2027	5,150	3,208
2028	5,145	3,236
2029	5,852	3,260
2030	5,847	3,441
2031-2035	31,513	20,193

Total	¥59,426	¥36,444

The cost recognized for Japanese defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2023, 2024 and 2025 were ¥2,100 million, ¥2,146 million and ¥2,118 million, respectively. The cost recognized for overseas defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2023, 2024 and 2025 were ¥3,498 million, ¥4,219 million and ¥5,046 million, respectively.
18. Redeemable Noncontrolling Interests
Changes in redeemable noncontrolling interests in fiscal 2023, 2024 and 2025 are as follows:

	Millions of yen
	2023	2024	2025
Beginning Balance	¥0	¥945	¥2,645
Transaction with noncontrolling interests	959	2,122	1,963
Adjustment of redeemable noncontrolling interests to redemption value	3	0	0
Comprehensive income (loss)
Net Income	32	137	394
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities	(24)	10	0
Net change of foreign currency translation adjustments	(25)	203	(50)
Total other comprehensive income (loss)	(49)	213	(50)
Comprehensive income (loss)	(17)	350	344
Dividends	0	(772)	(1,520)

Ending Balance	¥945	¥2,645	¥3,432

19. Stock-Based Compensation
The Company maintains a stock compensation program for directors and executive officers of the Company and others. The Compensation Committee resolved in July 2014 and the Company’s shares are provided to retiree by way of provision of the compensation through the Board Incentive Plan Trust. The Board Incentive Plan Trust purchases the Company’s common shares including future granting shares by an entrusted fund which the Company set in advance. The Company holds those shares as entrusted assets, separately from other treasury stock which the Company holds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Under the program, points are granted annually to directors and executive officers of the Company and others based upon the prescribed standards of the Company. Upon retirement, eligible directors, executive officers and others receive a certain number of the Company’s common shares calculated by translating each point earned by that retiree to one common share.
In fiscal 2025, the Company granted 599,916 points, and 303,586 points were settled for individuals who retired during fiscal 2025. Total points outstanding under the stock compensation program as of March 31, 2025 were 3,028,648 points. The points were adjusted for the
10-for-1
stock split implemented on April 1, 2013.
During fiscal 2023, 2024 and 2025, the Company recognized stock-based compensation costs of its stock compensation program in the amount of ¥937 million, ¥2,177 million and ¥1,778 million, respectively.

F-12
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

20. Accumulated Other Comprehensive Income (Loss)
Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders in fiscal 2023, 2024 and 2025 are as follows:

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2022	¥(72,892)	¥37,536	¥221	¥(8,072)	¥61,914	¥2,788	¥21,495

Net unrealized gains (losses) on investment in securities, net of tax of ¥41,871 million	(109,745)						(109,745)
Reclassification adjustment included in net income, net of tax of ¥90 million	(421)						(421)
Impact of changes in policy liability discount rate, net of tax of ¥(43,576) million		126,980					126,980
Debt valuation adjustments, net of tax of ¥(25) million			67				67
Reclassification adjustment included in net income, net of tax of ¥5 million			(13)				(13)
Defined benefit pension plans, net of tax of ¥(1,706) million				4,659			4,659
Reclassification adjustment included in net income, net of tax of ¥76 million				(211)			(211)
Foreign currency translation adjustments, net of tax of ¥19,131 million					90,616		90,616
Reclassification adjustment included in net income, net of tax of ¥(1,806) million					4,091		4,091
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(3,106) million						18,232	18,232
Reclassification adjustment included in net income, net of tax of ¥(408) million						1,438	1,438

Total other comprehensive income (loss)	(110,166)	126,980	54	4,448	94,707	19,670	135,693

Transaction with noncontrolling interests	0	0	0	0	2,903	1,493	4,396

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	0	(7)	3,637	1,868	5,498

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	(24)	0	0	0	(25)	0	(49)

Balance at March 31, 2023	¥(183,034)	¥164,516	¥275	¥(3,617)	¥155,912	¥22,083	¥156,135

Net unrealized gains (losses) on investment in securities, net of tax of ¥27,906 million	(69,102)						(69,102)
Reclassification adjustment included in net income, net of tax of ¥(749) million	1,340						1,340
Impact of changes in policy liability discount rate, net of tax of ¥(32,471) million		93,269					93,269
Debt valuation adjustments, net of tax of ¥69 million			(177)				(177)
Reclassification adjustment included in net income, net of tax of ¥5 million			(14)				(14)
Defined benefit pension plans, net of tax of ¥(5,655) million				13,559			13,559
Reclassification adjustment included in net income, net of tax of ¥101 million				(266)			(266)
Foreign currency translation adjustments, net of tax of ¥35,593 million					163,062		163,062
Reclassification adjustment included in net income, net of tax of ¥(4,601) million					10,242		10,242
Net unrealized gains (losses) on derivative instruments, net of tax of ¥578 million						(2,928)	(2,928)
Reclassification adjustment included in net income, net of tax of ¥945 million						(2,947)	(2,947)

Total other comprehensive income (loss)	(67,762)	93,269	(191)	13,293	173,304	(5,875)	206,038

Transaction with noncontrolling interests	0	0	0	0	11	(176)	(165)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	0	6	4,816	(175)	4,647

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	10	0	0	0	203	0	213

Balance at March 31, 2024*	¥(250,806)	¥257,785	¥84	¥9,670	¥324,208	¥16,207	¥357,148

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

*
As of March 31, 2024, net unrealized gains (losses) on investment in securities contained ¥(82) million (net of tax of ¥16 million) of net unrealized gains (losses) in investment in securities related to available-for-sale
debt securities with allowance for credit losses.

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2024	¥(250,806)	¥257,785	¥84	¥9,670	¥324,208	¥16,207	¥357,148

Net unrealized gains (losses) on investment in securities, net of tax of ¥60,607 million	(152,264)						(152,264)
Reclassification adjustment included in net income, net of tax of ¥(347) million	(844)						(844)
Impact of changes in policy liability discount rate, net of tax of ¥(54,382) million		158,339					158,339
Debt valuation adjustments, net of tax of ¥12 million			(32)				(32)
Reclassification adjustment included in net income, net of tax of ¥1 million			(3)				(3)
Defined benefit pension plans, net of tax of ¥(2,244) million				5,572			5,572
Reclassification adjustment included in net income, net of tax of ¥181 million				(444)			(444)
Foreign currency translation adjustments, net of tax of ¥5,479 million					(37,786)		(37,786)
Reclassification adjustment included in net income, net of tax of ¥(7,963) million					17,726		17,726
Net unrealized gains (losses) on derivative instruments, net of tax of ¥3,076 million						(15,269)	(15,269)
Reclassification adjustment included in net income, net of tax of ¥(2,635) million						8,866	8,866

Total other comprehensive income (loss)	(153,108)	158,339	(35)	5,128	(20,060)	(6,403)	(16,139)

Transaction with noncontrolling interests	0	0	0	0	136	0	136

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	0	0	0	7	(323)	213	(103)

Less: Other Comprehensive Loss Attributable to the Redeemable Noncontrolling Interests	0	0	0	0	(50)	0	(50)

Balance at March 31, 2025*	¥(403,914)	¥416,124	¥49	¥14,791	¥304,657	¥9,591	¥341,298

*
As of March 31, 2025, net unrealized gains (losses) on investment in securities contained ¥(
61
) million (net of tax of ¥
16
 million) of net unrealized gains (losses) in investment in securities related to available-for-sale
debt securities with allowance for credit losses.

F-12
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Amounts reclassified to net income from accumulated other comprehensive income (loss) for fiscal 2023, 2024 and 2025 are as follows:

	Fiscal Year ended March 31, 2023
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
6

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

F-12
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Fiscal Year ended March 31, 2025
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities

Sales of debt securities	¥1,004	Gains on investment securities and dividends
Sales of debt securities	(9,010)	Life insurance premiums and related investment income
Amortization of debt securities	1,732	Finance revenues
Amortization of debt securities	6,771	Life insurance premiums and related investment income

	497	Total before income tax
	347	Income tax (expense) or benefit

	¥844	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥4	Life insurance costs

	4	Total before income tax
	(1)	Income tax (expense) or benefit

	¥3	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥394	See Note 17 “Pension Plans”
Amortization of net actuarial loss	84	See Note 17 “Pension Plans”
Amortization of transition obligation	(1)	See Note 17 “Pension Plans”
Settlements	148	See Note 17 “Pension Plans”

	625	Total before income tax
	(181)	Income tax (expense) or benefit

	¥444	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥(26,592)	Gains on sales of subsidiaries and equity method investments and liquidation losses, net/Interest expense
Sales or liquidation	903	Gains on sales of subsidiaries and equity method investments and liquidation losses, net

	(25,689)	Total before income tax
	7,963	Income tax (expense) or benefit

	¥(17,726)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥446	Interest expense
Foreign exchange contracts	(694)	Interest expense
Foreign currency swap agreements	(11,239)	Interest expense/Other (income) and expense
Options held/written and other	(14)	Life insurance premiums and related investment income

	(11,501)	Total before income tax
	2,635	Income tax (expense) or benefit

	¥(8,866)	Net of tax

F-12
8

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
21. ORIX Corporation Shareholders’ Equity
Changes in the number of shares issued in fiscal 2023, 2024 and 2025 are as follows:

	Number of shares
	2023	2024	2025
Beginning balance	1,258,277,087	1,234,849,342	1,214,961,054
Cancellation of treasury stock	(23,427,745)	(19,888,288)	(51,998,810)

Ending balance	1,234,849,342	1,214,961,054	1,162,962,244

The Japanese Companies Act (the “Act”) provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal retained earnings until the aggregate amount of the additional paid-in
capital and the legal retained earnings equals 25% of the issued capital. The Act also provides that both additional paid-in
capital and the legal retained earnings are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, if specified in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2025 that a total of ¥65,920 million dividends shall be distributed to the shareholders of record as of
March 31, 2025.
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
paid-in
capital.
The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated
financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥914,462 million as of March 31, 2025.
Retained earnings at March 31, 2025 include ¥124,403 million relating to equity in undistributed earnings of the companies accounted or by the equity method.
As of March 31, 2025, the restricted net assets of certain subsidiaries include regulatory capital requirements mainly for banking and life insurance operations of ¥12,031 million.

F-12
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

22. Gains on Investment Securities and Dividends
Gains on investment securities and dividends in fiscal 2023, 2024 and 2025 consist of the following:

	Millions of yen
	2023	2024	2025
Net gains on investment securities*	¥25,705	¥30,731	¥11,825
Dividends income	2,145	2,292	2,499

	¥27,850	¥33,023	¥14,324

*	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities.”
23. Income and Expenses Relating to Life Insurance Operations
Life insurance premiums and related investment income in fiscal 2023, 2024 and 2025 consist of the following:

	Millions of yen
	2023	2024	2025
Life insurance premiums	¥451,404	¥459,655	¥481,432
Life insurance related investment income*	42,666	99,268	33,827

	¥494,070	¥558,923	¥515,259

*
Life insurance related investment income in fiscal 2023, 2024 and 2025 include net unrealized holding gains of
¥
851 million, ¥43,301 million and ¥2,577 million on equity securities held as of March 31, 2023, 2024 and 2025, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For fiscal 2023, 2024 and 2025, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	2023	2024	2025
Reinsurance benefits	¥3,239	¥3,452	¥10,634
Reinsurance premiums	(4,891)	(4,937)	(5,119)
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for fiscal 2023, 2024 and 2025 are mainly as follows:

	Millions of yen
	2023	2024	2025
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥(2,312)	¥40,821	¥(3,496)
Net gains or losses from derivative contract s :	(1,360)	(3,568)	(372)
Futures	(855)	(3,046)	(262)
Foreign exchange contracts	(505)	(522)	(110)
Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥(35,097)	¥3,208	¥(30,998)
Insurance costs recognized for insurance and annuity payouts as a result of insured events	28,754	26,997	23,706
Changes in the fair value of the reinsurance contracts	538	1,890	200

F-1
31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

24. Long-Duration Insurance Contracts Relating to Life Insurance Operations
The following tables present balances of and changes in the liability for future policy benefits as of and for the fiscal year ended March 31, 2024 and 2025.

	Millions of yen
	March 31, 2024			March 31, 2025
Present value of expected net premiums	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Beginning balance	¥894,537	¥1,389,063	¥374,951	¥873,038	¥1,306,719	¥389,664

Beginning balance at original discount rate	865,333	1,338,398	409,847	858,959	1,289,145	424,186

Effect of changes in cash flow assumptions	(6,213)	3,634	2,106	(9,660)	(7,648)	66
Effect of actual variances from expected experience	1,418	2,865	(2,531)	984	812	(3,193)

Adjusted beginning balance	860,538	1,344,897	409,422	850,283	1,282,309	421,059

Issuances	94,169	52,510	43,378	130,605	34,189	31,717
Interests	10,840	18,439	12,405	10,568	17,489	12,323
Net premium earned	(106,300)	(119,416)	(61,594)	(116,850)	(116,049)	(62,788)
Actual variances from cash flow assumptions	(550)	(862)	(1,222)	(437)	(770)	(1,231)
Derecognition	262	(6,423)	(32,681)	3,131	(463)	(27,567)
Effect of changes in foreign exchange rate	0	0	54,478	0	0	(4,667)

Ending balance at original discount rate	858,959	1,289,145	424,186	877,300	1,216,705	368,846

Effect of changes in discount rates	14,079	17,574	(34,522)	(21,869)	(54,491)	(22,914)

Ending balance	¥873,038	¥1,306,719	¥389,664	¥855,431	¥1,162,214	¥345,932

F-13
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	2024			2025
Present value of expected future policy benefits	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Beginning balance	¥1,571,886	¥1,918,462	¥387,073	¥1,565,877	¥1,844,599	¥447,081

Beginning balance at original discount rate	1,598,009	1,887,744	573,616	1,658,143	1,895,730	659,217

Effect of changes in cash flow assumptions	(7,962)	4,600	1,782	(10,284)	(8,470)	81

Adjusted beginning balance	1,590,047	1,892,344	575,398	1,647,859	1,887,260	659,298

Issuances	94,169	52,510	43,378	130,605	34,189	31,717
Interests	23,981	28,159	17,649	24,463	27,997	19,385
Insurance claims paid	(52,161)	(70,513)	(17,757)	(57,099)	(72,044)	(18,634)
Actual variances from cash flow assumptions	(11,644)	(7,465)	11,794	(9,571)	(8,287)	13,086
Derecognition	13,751	695	(49,973)	14,655	8,960	(46,693)
Effect of changes in foreign exchange rate	0	0	78,728	0	0	(8,154)

Ending balance at original discount rate	1,658,143	1,895,730	659,217	1,750,912	1,878,075	650,005

Effect of changes in discount rates	(92,266)	(51,131)	(212,136)	(239,476)	(218,115)	(207,066)

Ending balance	¥1,565,877	¥1,844,599	¥447,081	¥1,511,436	¥1,659,960	¥442,939

Net liability for future policy benefits	¥692,839	¥537,880	¥57,417	¥656,005	¥497,746	¥97,007
Deferred profit liabilities	47,068	68,539	26,930	61,448	74,962	37,340

Subtotal	739,907	606,419	84,347	717,453	572,708	134,347

Less: Reinsurance recoverable	211	0	0	196	0	0

The liability for future policy benefits, after reinsurance recoverable	¥739,696	¥606,419	¥84,347	¥717,257	¥572,708	¥134,347

F-13
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables provide the breakdown of the policy liabilities and policy account balances recorded in the consolidated balance sheets as of March 31, 2024 and 2025:

	Millions of yen
	2024	2025
Yen-denominated insurance (First Sector)	¥739,696	¥717,257
Yen-denominated insurance (Third Sector)	606,419	572,708
Foreign currency denominated insurance	84,347	134,347

Subtotal	1,430,462	1,424,312

Policy account balances for single-payment whole life insurance	0	134,572
Fixed annuities and annuitization benefits	138,419	119,093
Policy account balances for variable annuity and variable life insurance contracts and market risk benefits	167,207	136,257
Others*	156,422	133,813

Total	¥1,892,510	¥1,948,047

*	Others include unearned premiums and liabilities for unpaid claims.
The amount of undiscounted and discounted expected future gross premiums and expected future policy benefits and expenses as of March 31, 2024 and 2025 are as follows:

	Millions of yen
	2024		2025
	Undiscounted	Discounted	Undiscounted	Discounted
Yen-denominated insurance (First Sector)
Expected future gross premiums	¥1,525,071	¥1,395,370	¥1,551,749	¥1,362,111
Expected future policy benefits and expenses	2,378,836	1,565,877	2,532,638	1,511,436

Yen-denominated insurance (Third Sector)
Expected future gross premiums	2,590,963	2,242,701	2,456,942	2,003,392
Expected future policy benefits and expenses	2,583,535	1,844,599	2,552,133	1,659,960

Foreign currency denominated insurance
Expected future gross premiums	685,134	535,943	617,771	493,328
Expected future policy benefits and expenses	1,300,018	447,081	1,288,727	442,939

For the fiscal year ended March 31, 2024 and 2025, the effects of net premium exceeding gross premiums in certain cohorts are immaterial in earnings for the respective periods.

F-13
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The amounts of gross premiums and interest expense recognized in the consolidated statement of income for the fiscal year ended March 31, 2023, 2024 and 2025 are as follows:

	Millions of yen
	Fiscal Year ended March 31, 2023		Fiscal Year ended March 31, 2024		Fiscal Year ended March 31, 2025
	Gross premiums	Interest expense	Gross premiums	Interest expense	Gross premiums	Interest expense
Yen-denominated insurance (First Sector)	¥162,667	¥12,309	¥168,805	¥13,142	¥184,650	¥13,895
Yen-denominated insurance (Third Sector)	208,640	9,077	205,787	9,720	199,809	10,509
Foreign currency denominated insurance	77,369	3,585	82,332	5,243	87,400	7,062

Total	¥448,676	¥24,971	¥456,924	¥28,105	¥471,859	¥31,466

The weighted average discount rates for the liability for future policy benefits as of March 31, 2024 and 2025 are as follows:

	Weighted average rate
	2024	2025
Yen-denominated insurance (First Sector)
Weighted average of the original discount rates	1.7%	1.8%
Weighted average of the current discount rates	2.1	2.7

Yen-denominated insurance (Third Sector)
Weighted average of the original discount rates	1.7	1.7
Weighted average of the current discount rates	2.1	2.7

Foreign currency denominated insurance
Weighted average of the original discount rates	3.1	3.3
Weighted average of the current discount rates	5.5	5.9

The weighted average duration of the liability for future policy benefit as of March 31, 2024 and 2025 are as follows:

	Years
	2024	2025
Yen-denominated insurance (First Sector)	36.4	35.1
Yen-denominated insurance (Third Sector)	34.7	32.5
Foreign currency denominated insurance	36.9	33.5

Assumptions for calculating the liability for future policy benefits include assumptions related to mortality, morbidity, lapse rates and discount rates. The Company and its subsidiaries reviewed their assumptions, recognized variances between actual and forecasted results and updated the assumptions during fiscal 2024 and 2025 as follows.

•	Yen-denominated insurance (First Sector)
During fiscal 2024 the Company and its subsidiaries updated expected mortality and lapse rates due to the lower-than-expected mortality and the higher-than-expected lapse rates.

F-13
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

During fiscal 2025 the Company and its subsidiaries updated expected mortality and lapse rates due to the higher-than-expected mortality and lapse rates.

•	Yen-denominated insurance (Third Sector)
During fiscal 2024 the Company and its subsidiaries updated expected mortality and lapse rates due to the higher-than-expected mortality and the lower-than-expected lapse rates. The actual morbidity excluding deemed hospitalization was lower than expected ever after reclassification of the legal category of
COVID-19
by Japanese government. However, the relevant morbidity assumptions were not updated because the Company and its subsidiaries believe further observations are needed to determine whether such assumption is temporary or permanent.
During fiscal 2025 the Company and its subsidiaries updated expected mortality and lapse rates due to the higher-than-expected mortality and lapse rates. The actual morbidity excluding deemed hospitalization was lower-than-expected ever after reclassification of the legal category of COVID-19 by Japanese government. However, the relevant morbidity assumptions were not updated because the Company and its subsidiaries believe further observations are needed to determine whether such an assumption is temporary or permanent.

•	Foreign currency denominated insurance
During fiscal 2024 the Company and its subsidiaries updated expected mortality rates due to the lower-than-expected mortality rates. In addition, lapse rates were higher-than-expected due to the impact of rapid exchange rate fluctuations, but as this is considered to be a temporary factor, the Company and its subsidiaries removed the impact and updated expected lapse rates.
During fiscal 2025 the Company and its subsidiaries updated expected mortality rates due to the different-from-expected mortality rates. In addition, lapse rates were higher-than-expected due to the impact of rapid exchange rate fluctuations. However, the relevant lapse rates were not updated because the Company and its subsidiaries believe further observations are needed to determine whether such an assumption is temporary or permanent.
The market data underlying the discount rate was updated quarterly for both the fiscal year ended March 31, 2024 and for fiscal 2025.
For the effect of the changes in assumptions on expected net premiums and expected future policy benefits, see “Effect of changes in cash flow assumptions” and “Effect of changes in discount rates” in the tables that represent balances of and changes in the liability for future policy benefits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present balances of and changes in the deferred policy acquisition costs as of and for the fiscal year ended March 31, 2024 and 2025:

	Millions of yen
	2024
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Total
Beginning balance	¥77,957	¥166,696	¥42,726	¥287,379

Capitalization	10,285	12,855	7,120	30,260
Amortization	(5,901)	(9,970)	(2,301)	(18,172)
Effect of changes in foreign exchange rate	0	0	6,267	6,267

Ending balance	¥82,341	¥169,581	¥53,812	¥305,734

	Millions of yen
	2025
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Single- payment whole life insurance	Total
Beginning balance	¥82,341	¥169,581	¥53,812	¥0	¥305,734

Capitalization	13,431	9,180	6,633	6,627	35,871
Amortization	(6,411)	(10,072)	(2,689)	(43)	(19,215)
Effect of changes in foreign exchange rate	0	0	(605)	(137)	(742)
Others*	0	0	0	(5,808)	(5,808)

Ending balance	¥89,361	¥168,689	¥57,151	¥639	¥315,840

*	Others include adjustments of reinsurance.
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
The following table presents policy account balances for single-payment whole life insurance and fixed annuity and annuitization benefits by range of minimum guaranteed interest rates as of March 31, 2024 and 2025.

	$	$		$		$
	Millions of yen
	2024	2025
Range of minimum guaranteed interest rates	Minimum guarantees	Minimum guarantees		Above minimum guarantees
				50-150bp		150bp or more
0.00% - less than 1.50%	¥131,328		¥111,626		¥7,421		¥127,151
1.50% or more	7,091		7,467		0		0

Total	¥138,419		¥119,093		¥7,421		¥127,151

The following table provides information about single-payment whole life insurance for the fiscal year ended March 31, 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Millions of yen
2025
Beginning balance	¥0
New contract	136,863
Surrenders and partial surrenders	(66)
Benefit payments and lump sum payments, etc.	(49)
Policy charges	(188)
Interests	1,072
Effect of changes in foreign exchange rate	(3,060)

Ending balance	¥134,572

2025
Weighted average guaranteed interest rate (%)	3.9%
Benefits in excess of policy account balances (Millions of yen)	0
Cash surrender value (Millions of yen)	127,659
The following table provides information about fixed annuity and annuitization benefits for the fiscal year ended March 31, 2024 and 2025.

	$		$
	Millions of yen
	2024		2025
Beginning balance		¥158,952		¥138,419

Transfer in		10,249		9,381
Surrenders and partial surrenders		(71)		(85)
Benefit payments and lump sum payments, etc.		(31,179)		(28,912)
Policy charges		(229)		(214)
Transfer out		(290)		(373)
Interests		1,023		895
Others		(36)		(18)

Ending balance		¥138,419		¥119,093

	$		$
	2024		2025
Weighted average guaranteed interest rate (%)		0.7		0.7
Benefits in excess of policy account balances (Millions of yen)		¥1		¥0
Cash surrender value (Millions of yen)		132,411		113,492

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about policy account balances for variable annuity and variable life insurance contracts and market risk benefits as of and for the fiscal year ended March 31, 2024 and 2025:

	Millions of yen
	2024	2025
Beginning balance	¥163,734	¥167,207

Effect of changes other than through net income and other comprehensive income	(26,997)	(23,706)
Surrenders and withdrawals	(7,641)	(4,924)
Transfer in	(7,891)	(6,902)
Benefit payments	(11,434)	(11,851)
Others	(31)	(29)

Changes through net income	30,205	(7,292)
Effect of changes in fair value of corresponding investment assets	40,846	(3,538)
Fee income	(3,750)	(3,590)
Effect of changes in fair value of market risk benefits	(6,891)	(164)

Changes through other comprehensive income	265	48
Effect of changes in the instrument-specific credit risk	265	48

Ending balance	¥167,207	¥136,257

	Millions of yen
	2024	2025
Polic y account balances	¥167,496	¥136,662
Market risk benefits	(289)	(405)

Total	¥167,207	¥136,257

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
As of March 31, 2024 and 2025, the long-lived assets and liabilities associated with those assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	2024	2025
Investment in operating leases	¥43,775	¥7,230
Property under facility operations	8,405	15,217
Office facilities	82	3,558
Other assets	6,005	22
Other liabilities	68	221
The long-lived assets classified as held for sale as of March 31, 2024 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, PE Investment and Concession segment and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Aircraft and Ships segment. The long-lived assets classified as held for sale as of March 31, 2025 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, PE Investment and Concession segment, Environment and Energy segment and Aircraft and Ships segment.
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
During fiscal 2023, 2024 and 2025, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥2,297 million, ¥1,724 million and ¥25,933 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

Fiscal Year ended March 31, 2023	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥0	—	¥1,535	2
Commercial facilities other than office buildings	0	—	51	2
Condominiums	2	1	15	19
Others*	241	—	453	—

Total	¥243	—	¥2,054	—

Fiscal Year ended March 31, 2024	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥0	—	¥641	2
Commercial facilities other than office buildings	0	—	547	4
Condominiums	0	1	30	22
Others*	134	—	372	—

Total	¥134	—	¥1,590	—

Fiscal Year ended March 31, 2025	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥0	—	¥0	—
Commercial facilities other than office buildings	0	—	0	—
Condominiums	31	20	0	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Fiscal Year ended March 31, 2023	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties

Fiscal Year ended March 31, 2024	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties

Fiscal Year ended March 31, 2025	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Others*	598	—	25,304	—

Total	¥629	—	¥25,304	—

*
For the “Others”, the numbers of properties are omitted. Write-downs of long
-
lived assets for fiscal 2025 include write-downs of property under facility operations held by certain subsidiaries, of which ¥20,030 mi lli
on related to write-downs of two coal-biomass co-fired power plants.

Breakdowns of these amounts by segment are provided in Note 32 “Segment Information.”
26. Per Share Data
Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2023, 2024 and 2025 is as follows:
In fiscal 2023, 2024 and 2025, there was no stock compensation which was antidilutive.

	Millions of yen
	2023	2024	2025
Net Income attributable to ORIX Corporation shareholders	¥290,340	¥346,132	¥351,630
Adjustment to Net Income	0	(7)	(35)

Net income used to calculate basic earnings per share	290,340	346,125	351,595

Adjustment to Net Income	0	7	35

Net income used to calculate diluted earnings per share	¥290,340	¥346,132	¥351,630

	Thousands of shares
	2023	2024	2025

Weighted-average shares	1,180,356	1,159,367	1,142,503
Effect of dilutive securities
Stock compensation	1,589	1,943	2,275

Weighted-average shares for diluted EPS computation	1,181,945	1,161,310	1,144,778

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	2023	2024	2025

	Thousands of shares
	2023	2024	2025

	Yen
	2023	2024	2025
Earnings per share for net income attributable to ORIX Corporation shareholders:
Basic	¥245.98	¥298.55	¥307.74
Diluted	245.65	298.05	307.16

Note:
The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation (2,496,724 shares, 2,783,978 shares and 3,182,417 shares in fiscal 2023, 2024 and 2025).

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
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2024 and 2025.

(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from other comprehensive income (loss) into

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

earnings when earnings were affected by the variability in cash flows of the designated hedged item. The amounts of these net gains (losses) after deducting applicable taxes were net losses of ¥1,438 million, net gain of ¥2,947 million and net losses of ¥8,866 million during fiscal 2023, 2024 and 2025, respectively. The amount of net derivative gain, ¥2,062 million, included in other comprehensive income (loss), net of applicable income taxes at March 31, 2025 will be reclassified into earnings within fiscal 2026.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and equity method investments and liquidation losses, net	Interest expense	Other (income) and expense
Foreign exchange contracts	¥(21,316)	¥(7,874)	¥7,051	¥(252)
Borrowings and bonds in foreign currencies	(66,947)	0	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*1	Interest expense*2	Other (income) and expense

Interest rate swap agreements	¥0	¥5	¥(222)
Futures	(855)	0	(1,300)
Foreign exchange contracts	21,659	4,231	49,589
Credit derivatives held/written	0	0	3
Options held/written and other	0	0	1,828

*1
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2023 (see Note 23 “Income and Expenses Relating to Life Insurance Operations”).

*2	The portion of gains (losses) recognized in income on derivative arising from foreign exchange contracts that represents interest rate adjustments is recognized as interest expense.
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
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥(216)	¥0	¥335	¥0
Foreign exchange contracts	(61,917)	(130)	62,028	42
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and equity method investments and liquidation losses, net	Interest expense
Foreign exchange contracts	¥(41,341)	¥(87)	¥14,865
Borrowings and bonds in foreign currencies	(97,221)	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*1	Interest expense*2	Other (income) and expense

Interest rate swap agreements	¥0	¥4	¥92
Futures	(3,046)	0	1,073
Foreign exchange contracts	40,127	2,980	16,152
Credit derivatives held/written	0	0	(27)
Options held/written and other	0	0	750

*1
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2024 (see Note 23 “Income and Expenses Relating to Life Insurance Operations”).

*2	The portion of gains (losses) recognized in income on derivative arising from foreign exchange contracts that represents interest rate adjustments is recognized as interest expense.
The effect of derivative instruments on the consolidated statements of income, pre-tax,
for fiscal 2025 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Interest rate swap agreements	¥(2,226)	¥0	¥(446)	¥0
Foreign exchange contracts	2,179	0	694	0
Foreign currency swap agreements	(10,239)	0	2,977	8,262
Options held/written and other	(8,059)	14	0	0

F-14
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other			Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense

Interest rate swap agreements	¥147	¥0	¥(91)	¥(101)	¥92
Foreign exchange contracts	(6,028)	968	(1,223)	6,090	959
(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and equity method investments and liquidation losses, net	Interest expense

Foreign exchange contracts	¥1,488	¥(15,995)	¥10,597
Borrowings and bonds in foreign currencies	(13,601)	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*1	Interest expense*2	Other (income) and expense

Interest rate swap agreements	¥0	¥0	¥39
Futures	(262)	0	300
Foreign exchange contracts	(10,355)	(22,260)	(1,910)
Credit derivatives held/written	0	0	(0)
Options held/written and other	0	0	(7,399)

*1
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2025 (see Note 23 “Income and Expenses Relating to Life Insurance Operations”).

*2	The portion of gains (losses) recognized in income on derivative arising from foreign exchange contracts that represents interest rate adjustments is recognized as interest expense.
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

F-14
6

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

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount

Investment in Securities	¥489,908	¥(1,088)	—	¥—	¥—
Installment Loans	15,882	¥0	—	—	—
The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax, for fiscal 2025 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense

Foreign exchange contracts	¥24,143	¥14	¥0
Options held/written and other	0	0	41
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at March 31, 2025 is as follows.

Assets as hedged items in fair value hedges				Liabilities as hedged items in fair value hedges
	Millions of yen					Millions of yen
Consolidated balance sheets location	Carrying amount		The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location		Carrying amount		The cumulative amount of fair value hedging adjustments included in the carrying amount

Investment in Securities		¥491,447	¥0		Long-term Debt		¥28,220		¥0
Installment Loans	22,451		(92)	—		—		—

F-14
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2024 and 2025 are as follows.
March 31, 2024

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥518,990	¥18,889	Other Assets	¥3,722	Other Liabilities
Options held/written and other	44,774	40	Other Assets	1,039	Other Liabilities
Futures, foreign exchange contracts	958,260	2,841	Other Assets	63,703	Other Liabilities
Foreign currency swap agreements	113,962	470	Other Assets	6,563	Other Liabilities
Foreign currency long-term debt	849,630	0	—	0	—
Derivatives not designated as hedging instruments:
Interest rate swap agreements	¥1,930	¥106	Other Assets	¥6	Other Liabilities
Options held/written and other	468,422	15,309	Other Assets	13,355	Other Liabilities
Futures, foreign exchange contracts*	646,085	35,331	Other Assets	7,294	Other Liabilities
Credit derivatives written	1,000	0	—	4	Other Liabilities

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

March 31, 2025

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥676,691	¥17,788	Other Assets	¥2,768	Other Liabilities
Options held/written and other	94,608	98	Other Assets	7,323	Other Liabilities
Futures, foreign exchange contracts	932,649	9,515	Other Assets	25,445	Other Liabilities
Foreign currency swap agreements	303,060	9,570	Other Assets	159	Other Liabilities
Foreign currency long-term debt	250,702	0	—	0	—
Derivatives not designated as hedging instruments:
Interest rate swap agreements	¥1,477	¥81	Other Assets	¥6	Other Liabilities
Options held/written and other	582,939	15,669	Other Assets	6,392	Other Liabilities
Futures, foreign exchange contracts*	1,592,590	11,449	Other Assets	13,942	Other Liabilities
Credit derivatives written	1,000	0	—	3	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥5,575 million and foreign exchange contracts of ¥2,205 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2025, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥38 million and ¥38 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥57 million and ¥11 million at March 31, 2025, respectively.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written as of March 31, 2024 and 2025 are as follows.

F-14
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2024

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*	¥1,000	Less than four years	¥(4)
* Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of March 31, 2024. March 31, 2025
Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*	¥1,000	Less than three years	¥(3)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of March 31, 2025.
28. Offsetting Assets and Liabilities
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2024 and 2025 are as follows.
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

March 31, 2025

F-14
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/ pledged
	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*		Net amount
				Financial instruments	Collateral received/ pledged

Derivative assets	¥64,170	¥(20,495)	¥43,675	¥0	¥(557)	¥43,118

Total assets	¥64,170	¥(20,495)	¥43,675	¥0	¥(557)	¥43,118

Derivative liabilities	¥56,038	¥(20,495)	¥35,543	¥(13,802)	¥(12,777)	¥8,964

Total liabilities	¥56,038	¥(20,495)	¥35,543	¥(13,802)	¥(12,777)	¥8,964

*	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
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
At March 31, 2024 and 2025, no concentration with a single obligor exceeded 1% of the Company’s consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥7,855 billion, or 69%, at March 31, 2024 and ¥8,343 billion, or 71%, at March 31, 2025 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risk outside of Japan is exposure attributable to obligors located in the Americas. The gross amount of such exposure is ¥1,507 billion and ¥1,389 billion as of March 31, 2024 and 2025, respectively.
The Company and its subsidiaries have transportation equipment such as automobile operations and aircraft. Transportation equipment is mainly recorded in investment in net investment in leases and operating leases. In connection with investment in net investment in leases and operating leases, the percentage of investment in transportation equipment to consolidated total assets is 10.9% and 10.9% as of March 31, 2024 and 2025, respectively.
The Company and its subsidiaries provide consumers with real estate loans. In connection with installment loans, the percentage of real estate loans for consumers to consolidated total assets is 11.9% and 11.6% as of March 31, 2024 and 2025, respectively.

F-1
50

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
March 31, 2024

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,032,810	¥1,032,810	¥1,032,810	¥0	¥0
Restricted cash	152,497	152,497	152,497	0	0
Installment loans (net of allowance for credit losses)	3,918,504	3,899,688	0	163,536	3,736,152
Equity securities*1	415,607	415,607	108,964	143,786	162,857
Available-for-sale debt securities	2,665,478	2,665,478	11,491	2,334,690	319,297
Other Assets:
Time deposits	2,033	2,033	0	2,033	0
Derivative assets*2	25,490	25,490	—	—	—
Reinsurance recoverables (Investment contracts)	4,592	4,550	0	0	4,550
Liabilities:
Short-term debt	¥574,095	¥574,095	¥0	¥574,095	¥0
Deposits	2,074,828	2,073,845	0	2,073,845	0
Policy liabilities and Policy account balances (Investment contracts)	122,686	121,966	0	0	121,966
Long-term debt	5,626,376	5,594,888	0	1,769,943	3,824,945
Accounts payable (Contingent consideration)	14,136	14,136	0	0	14,136
Other Liabilities:
Derivative liabilities*2	48,190	48,190	—	—	—

*1	The amount of ¥85,280 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”

F-1
51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2025

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,206,573	¥1,206,573	¥1,206,573	¥0	¥0
Restricted cash	115,410	115,410	115,410	0	0
Installment loans (net of allowance for credit losses)	4,043,271	4,018,629	0	42,940	3,975,689
Equity securities*1	418,690	418,690	137,014	119,466	162,210
Available-for-sale debt securities	2,607,637	2,607,637	12,243	2,377,740	217,654
Other Assets:
Time deposits	1,400	1,400	0	1,400	0
Derivative assets*2	43,675	43,675	—	—	—
Reinsurance recoverables (Investment contracts)	138,441	126,480	0	0	126,480
Liabilities:
Short-term debt	¥549,680	¥549,680	¥0	¥549,680	¥0
Deposits	2,280,597	2,279,207	0	2,279,207	0
Policy liabilities and Policy account balances (Investment contracts)	237,702	214,937	0	0	214,937
Long-term debt	5,733,118	5,678,828	0	1,705,485	3,973,343
Accounts payable (Contingent consideration)	15,259	15,259	0	0	15,259
Other Liabilities:
Derivative liabilities*2	35,543	35,543	—	—	—

*1	The amount of ¥118,666 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”
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
31. Commitments, Guarantees and Contingent Liabilities
Commitments
—The Company and certain subsidiaries have
unconditional
purchase
obligation related
 to

lease agreements
, having a cost of ¥8,306 million and ¥11,491 million as of March 31, 2024 and 2025, respectively.
Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable
contracts with third-party service providers. For such services, the Company and certain

F-1
52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

subsidiaries made payments totaling ¥8,738 million, ¥9,348 million and ¥10,896 million in fiscal 2023, 2024 and 2025, respectively. The longest contract of them will mature in fiscal 2031. As of March 31, 2024 and 2025, the amounts due are as follows:

Years ending March 31,	2024	2025
	Millions of yen	Millions of yen
2025	6,218	—
2026	3,462	5,809
2027	2,735	4,618
2028	1,704	2,884
2029	52	106
2030	—	51
On or after 2030	1	—
On or after 2031	—	1

Total	¥14,172	¥13,469

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥131,948 million and ¥143,120 million as of March 31, 2024 and 2025, respectively.
The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2024 and 2025, the total unused credit and capital amount available are ¥366,534 million and ¥437,496 million respectively.
Balance undrawn from the total amount of commitment to be used in accordance with the terms and conditions of relevant agreements to an equity method investee relating to the development of integrated resort was
¥270,168 million as of March 31, 2025. We will execute the amount of commitment depending on changes in circumstances such as the progress of the development.
Guarantees
—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee that is within the scope of ASC 460 (“Guarantees”). Some of these guarantees, whose contractual obligations cannot be unconditionally cancelled, are in the scope of the Credit Loss Standard and are recognized as other liabilities in the consolidated balance sheets. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2024 and 2025:

	2024			2025
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥608,543	¥4,839	2048	¥558,862	¥5,223	2031
Transferred loans	519,665	3,405	2062	543,453	6,918	2062
Real estate loans	9,856	180	2048	8,408	135	2048
Other	13,350	0	2044	13,261	0	2044

Total	¥1,151,414	¥8,424	—	¥1,123,984	¥12,276	—

F-15
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Guarantee of corporate loans:
The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2024 and 2025, total notional amount of the loans subject to such guarantees are ¥484,000 million and ¥469,000 million, respectively, and book value of guarantee liabilities are ¥2,327 million and ¥2,474 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance. In addition, the Company provides re-guarantees
for guarantee obligations guaranteed by equity method investees.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2025.
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
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees in fiscal 2025.
As of March 31, 2024 and 2025, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥2,587,597 million and ¥2,683,671 million, respectively.
Guarantee of real estate loans:
The Company and certain subsidiaries guarantee real estate loans for consumers issued by Japanese financial institutions to third party individuals. The Company and the subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent three months or more. The real estate loans are usually secured by the real properties. Once the Company and the subsidiaries assume the guaranteed parties’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There were no significant changes in the payment or performance risk of the guarantees in fiscal 2025.

F-15
4

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
Allowance for
off-balance
sheet credit exposures
—If the entity has a present contractual obligation to extend credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. The allowance for off-balance
sheet credit exposures is measured using the same measurement methodologies as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is recorded as other liabilities in the consolidated balance sheets and the allowance were ¥5,116 million and ¥9,766 million as of March 31, 2024 and 2025, respectively. Additionally, the provision for credit losses in the consolidated statements of income in fiscal
2024 was a reversal of ¥440 million, which was mainly caused by the revaluation of past loss experience, current economic and business conditions and forecasts in Japan. The provision for credit losses in the consolidated statements of income in fiscal
2025 was ¥5,297 million, which was mainly due to the deterioration in macroeconomic forecasts in certain markets in the Americas compared with the previous year.
Contingencies
—The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.
32. Segment Information
The Group CEO, as the Chief Operating Decision Maker (“CODM”), regularly assesses segment performance and allocates management resources by using the amount equivalent to income before income taxes attributable to ORIX Corporation Shareholders of each business segment.
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

F-15
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

An overview of operations for each of the ten segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management

PE Investment and Concession	:	Private equity investment and concession

Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

Insurance	:	Life insurance

Banking and Credit	:	Banking and consumer finance

Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment, maritime asset management and ship brokerage

ORIX USA	:	Finance, investment and asset management in the Americas

ORIX Europe	:	Asset management of global equity and fixed income

Asia and Australia	:	Finance and investment businesses in Asia and Australia
The accounting policies of the segments are almost the same as those described in Note 1 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The chief operating decision maker evaluates the performance of the segments based on the amount equivalent to income before income taxes, net income attributable to noncontrolling interests and net income attributable to redeemable noncontrolling interests before the applicable tax effects. Income taxes are not included in segment profits or losses because management evaluates segments’ performance on a pre-tax basis. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.
Assets attributed to each segment are total assets except for certain cash and head office assets.
Since April 1, 2023, segment profits have been calculated with a broadened scope of profit sharing for inter-segment collaboration. As a result, segment data for fiscal 2023 has been retrospectively reclassified.

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. As a result, segment data for fiscal 2023 and 2024 have been retrospectively reclassified.
Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2023 and 2024 have been retrospectively reclassified.

F-15
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Segment information for fiscal 2023, 2024 and
2025
is as follows:

	Millions of yen
	Fiscal Year ended March 31, 2023
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	¥60,133	¥5,562	¥1,026	¥1,230	¥300	¥78,066	¥7,312
Gains on investment securities and dividends	(519)	(243)	348	22	0	(351)	(1,350)
Operating leases	258,385	55,544	38,653	78	0	0	37,208
Life insurance premiums and related investment income	0	0	0	0	496,561	0	0
Sales of goods and real estate	5,356	96,030	280,361	4,200	0	0	624
Services income	106,542	261,843	55,934	210,240	2,626	7,059	10,871

Total Segment Revenues	429,897	418,736	376,322	215,770	499,487	84,774	54,665

Interest expense	4,661	2,413	2,054	8,063	11	5,181	6,974
Costs of operating leases	186,989	24,895	24,900	19	0	0	16,898
Life insurance costs	0	0	0	0	375,326	0	0
Costs of goods and real estate sold	3,988	80,586	240,942	2,627	0	0	647
Services expense	58,103	230,136	40,900	167,733	0	7,229	2,103
Other (income) and expense*	17,275	(627)	2,193	(194)	(3)	(318)	(4,024)
Selling, general and administrative expenses	83,811	36,643	56,449	16,276	60,815	33,351	10,369
Provision for credit losses, and write-downs of long-lived assets and securities	1,107	1,785	195	50	(1)	716	1

Total Segment Expenses	355,934	375,831	367,633	194,574	436,148	46,159	32,968

Equity in Net income (Loss) of equity method investments and others	2,776	9,627	(5,530)	15,977	5	(488)	8,789

Segment Profits	76,739	52,532	3,159	37,173	63,344	38,127	30,486

Significant non-cash items:
Depreciation and amortization	149,545	16,613	22,649	22,486	18,628	1,402	16,257
Increase in policy liabilities and policy account balances	0	0	0	0	89,915	0	0
Bargain purchase gain	0	0	58	1,018	0	0	98
Impairment of goodwill and intangible assets	1	0	0	0	0	0	405
Expenditures for long-lived assets	164,257	84,874	16,893	74,972	453	167	104,006

F-15
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2023
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	¥106,875	¥812	¥59,933	¥321,249
Gains on investment securities and dividends	29,209	(1,349)	1,574	27,341
Operating leases	426	0	104,614	494,908
Life insurance premiums and related investment income	0	0	0	496,561
Sales of goods and real estate	2,034	0	1,698	390,303
Services income	47,345	207,829	20,613	930,902

Total Segment Revenues	185,889	207,292	188,432	2,661,264

Interest expense	34,056	506	23,088	87,007
Costs of operating leases	216	0	78,950	332,867
Life insurance costs	0	0	0	375,326
Costs of goods and real estate sold	1,161	0	1,673	331,624
Services expense	4,871	48,921	12,214	572,210
Other (income) and expense*	2,447	609	147	17,505
Selling, general and administrative expenses	85,515	112,129	37,844	533,202
Provision for credit losses, and write-downs of long-lived assets and securities	4,741	0	2,601	11,195

Total Segment Expenses	133,007	162,165	156,517	2,260,936

Equity in Net income (Loss) of equity method investments and others	5,726	(641)	11,941	48,182

Segment Profits	58,608	44,486	43,856	448,510

Significant non-cash items:
Depreciation and amortization	3,023	6,619	75,867	333,089
Increase in policy liabilities and policy account balances	0	0	0	89,915
Bargain purchase gain	0	0	0	1,174
Impairment of goodwill and intangible assets	109	0	0	515
Expenditures for long-lived assets	2,906	668	154,174	603,370

F-15
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	¥61,428	¥6,134	¥6,679	¥1,478	¥300	¥80,653	¥7,769
Gains on investment securities and dividends	2,626	857	1,207	1,784	0	600	(130)
Operating leases	266,871	50,205	41,529	79	0	0	48,074
Life insurance premiums and related investment income	0	0	0	0	561,533	0	0
Sales of goods and real estate	3,934	111,013	249,085	3,771	0	0	97
Services income	110,100	303,483	80,668	158,486	2,036	7,321	9,381

Total Segment Revenues	444,959	471,692	379,168	165,598	563,869	88,574	65,191

Interest expense	5,418	3,016	2,978	11,093	14	5,302	11,596
Costs of operating leases	192,850	24,972	26,244	18	0	0	18,853
Life insurance costs	0	0	0	0	433,827	0	0
Costs of goods and real estate sold	3,234	90,931	168,404	2,236	0	0	96
Services expense	58,896	248,195	58,677	110,106	0	6,254	1,783
Other (income) and expense*	14,896	722	(2,330)	(4,633)	98	(306)	(3,600)
Selling, general and administrative expenses	88,621	41,542	89,864	18,670	59,309	32,886	10,345
Provision for credit losses, and write-downs of long-lived assets and securities	960	1,285	366	151	(2)	4,064	3

Total Segment Expenses	364,875	410,663	344,203	137,641	493,246	48,200	39,076

Equity in Net income (Loss) of equity method investments and others	3,160	6,026	9,002	10,115	203	56,979	18,251

Segment Profits	83,244	67,055	43,967	38,072	70,826	97,353	44,366

Significant non-cash items:
Depreciation and amortization	153,208	18,376	26,644	23,975	17,138	1,821	20,366
Increase in policy liabilities and policy account balances	0	0	0	0	186,193	0	0
Bargain purchase gain	0	0	0	0	0	0	0
Impairment of goodwill and intangible assets	0	0	0	0	0	0	0
Expenditures for long-lived assets	184,794	57,828	20,345	54,959	350	12	174,525

F-15
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	¥112,545	¥2,409	¥70,836	¥350,231
Gains on investment securities and dividends	6,446	10,711	7,885	31,986
Operating leases	1,225	0	122,624	530,607
Life insurance premiums and related investment income	0	0	0	561,533
Sales of goods and real estate	602	0	425	368,927
Services income	52,608	214,031	23,523	961,637

Total Segment Revenues	173,426	227,151	225,293	2,804,921

Interest expense	47,466	289	35,737	122,909
Costs of operating leases	547	0	90,336	353,820
Life insurance costs	0	0	0	433,827
Costs of goods and real estate sold	310	0	400	265,611
Services expense	4,331	54,224	15,039	557,505
Other (income) and expense*	(2,078)	2,666	(1,490)	3,945
Selling, general and administrative expenses	85,483	130,496	41,558	598,774
Provision for credit losses, and write-downs of long-lived assets and securities	7,937	217	8,027	23,008

Total Segment Expenses	143,996	187,892	189,607	2,359,399

Equity in Net income (Loss) of equity method investments and others	(1,499)	2,379	11,383	115,999

Segment Profits	27,931	41,638	47,069	561,521

Significant non-cash items:
Depreciation and amortization	2,872	7,003	87,422	358,825
Increase in policy liabilities and policy account balances	0	0	0	186,193
Bargain purchase gain	0	0	0	0
Impairment of goodwill and intangible assets	0	0	0	0
Expenditures for long-lived assets	184	388	171,184	664,569

F-1
60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	¥63,271	¥4,860	¥12,140	¥1,402	¥280	¥60,290	¥5,769
Gains on investment securities and dividends	2,647	1,282	851	3,128	0	100	(24)
Operating leases	282,433	61,321	42,698	79	0	0	96,856
Life insurance premiums and related investment income	0	0	0	0	518,084	0	0
Sales of goods and real estate	4,202	107,859	252,969	3,307	0	0	852
Services income	108,146	322,458	69,273	178,105	(1)	2,914	16,139

Total Segment Revenues	460,699	497,780	377,931	186,021	518,363	63,304	119,592

Interest expense	7,306	2,616	3,833	13,170	256	7,184	20,159
Costs of operating leases	201,286	24,167	26,389	18	0	0	40,986
Life insurance costs	0	0	0	0	384,910	0	0
Costs of goods and real estate sold	3,335	89,593	173,652	1,786	0	0	864
Services expense	57,372	264,952	48,890	136,118	0	7,590	6,724
Other (income) and expense*	18,305	1,664	10,622	446	(110)	40	68
Selling, general and administrative expenses	89,599	43,405	88,370	22,582	58,904	20,822	11,967
Provision for credit losses, and write-downs of long-lived assets and securities	2,199	3,098	1,743	20,573	4	(176)	3

Total Segment Expenses	379,402	429,495	353,499	194,693	443,964	35,460	80,771

Equity in Net income (Loss) of equity method investments and others	9,032	2,256	74,440	3,749	(0)	1,447	28,599

Segment Profits	90,329	70,541	98,872	(4,923)	74,399	29,291	67,420

Significant non-cash items:
Depreciation and amortization	158,166	18,992	25,053	33,457	24,219	571	30,808
Increase in policy liabilities and policy account balances	0	0	0	0	268,258	0	0
Bargain purchase gain	0	0	0	0	0	0	0
Impairment of goodwill and intangible assets	0	0	11,149	0	0	0	0
Expenditures for long-lived assets	211,006	78,824	14,594	50,720	116	20	300,251

F-1
61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	¥102,627	¥4,077	¥74,961	¥329,677
Gains on investment securities and dividends	119	4,408	1,933	14,444
Operating leases	861	0	135,169	619,417
Life insurance premiums and related investment income	0	0	0	518,084
Sales of goods and real estate	543	0	751	370,483
Services income	50,078	248,782	23,406	1,019,300

Total Segment Revenues	154,228	257,267	236,220	2,871,405

Interest expense	40,016	665	41,761	136,966
Costs of operating leases	1,496	0	97,249	391,591
Life insurance costs	0	0	0	384,910
Costs of goods and real estate sold	307	0	684	270,221
Services expense	2,823	66,446	14,710	605,625
Other (income) and expense*	(3,382)	4,231	(5,654)	26,230
Selling, general and administrative expenses	95,406	138,859	44,342	614,256
Provision for credit losses, and write-downs of long-lived assets and securities	7,669	115	9,983	45,211

Total Segment Expenses	144,335	210,316	203,075	2,475,010

Equity in Net income (Loss) of equity method investments and others	30,022	(2,578)	1,306	148,273

Segment Profits	39,915	44,373	34,451	544,668

Significant non-cash items:
Depreciation and amortization	2,687	6,234	93,705	393,892
Increase in policy liabilities and policy account balances	0	0	0	268,258
Bargain purchase gain	0	0	3,750	3,750
Impairment of goodwill and intangible assets	1,175	1,971	0	14,295
Expenditures for long-lived assets	2,326	1,143	177,320	836,320

*
“Other (income) and expense” includes items such as expenses of taxes and insurance premiums related to finance leases, impairment losses on goodwill and other intangible assets, gains and losses on derivatives, and foreign exchange gains and losses.

F-1
62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Segment information as of March 31, 2023, 2024 and 2025 is as follows:

	Millions of yen
	As of March 31, 2023
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	¥566,010	¥57,587	¥1,616	¥6,723	¥0	¥0	¥0
Installment loans	338,361	0	14,225	2,138	18,109	2,395,340	75,914
Investment in operating leases	511,184	302,698	52,976	264	27,467	0	295,858
Investment in securities	34,270	3,894	36,058	1,580	1,982,573	289,621	5,112
Property under facility operations and servicing assets	18,908	170,425	51,978	362,043	0	0	0
Inventories	1,104	108,789	48,716	9,825	0	9	37
Advances for finance lease and operating lease	1,566	112,973	4	1	0	0	0
Equity method investments	13,416	117,040	28,796	188,436	17,577	2,006	347,508
Advances for property under facility operations	0	6,625	2,354	88,493	0	0	0
Goodwill, intangible assets acquired in business combinations	29,251	54,996	368,748	114,114	4,686	11,771	18,461
Other assets	249,897	114,153	264,395	115,912	595,793	255,038	66,053

Segment Assets	1,763,967	1,049,180	869,866	889,529	2,646,205	2,953,785	808,943

	Millions of yen
	As of March 31, 2023
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	¥483	¥0	¥454,961	¥1,087,380
Installment loans	747,783	0	312,809	3,904,679
Investment in operating leases	3,612	0	329,549	1,523,608
Investment in securities	384,082	76,648	36,444	2,850,282
Property under facility operations and servicing assets	81,291	0	1,184	685,829
Inventories	142	0	202	168,824
Advances for finance lease and operating lease	0	0	3,720	118,264
Equity method investments	87,513	10,213	249,481	1,061,986
Advances for property under facility operations	0	0	0	97,472
Goodwill, intangible assets acquired in business combinations	157,811	331,080	6,746	1,097,664
Other assets	162,167	194,943	89,473	2,107,824

Segment Assets	1,624,884	612,884	1,484,569	14,703,812

F-16
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	As of March 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	¥567,735	¥51,978	¥1,238	¥3,104	¥0	¥0	¥0
Installment loans	346,840	52	115,629	2,255	11,792	2,378,183	60,468
Investment in operating leases	535,655	278,191	56,286	250	26,876	0	557,867
Investment in securities	36,683	4,036	36,729	571	2,236,495	311,237	11,960
Property under facility operations and servicing assets	17,404	165,387	41,416	453,252	0	0	0
Inventories	928	174,990	47,553	2,463	0	0	733
Advances for finance lease and operating lease	3,400	114,649	5	0	0	0	9,232
Equity method investments	14,984	143,751	118,310	219,018	29,742	43,601	399,061
Advances for property under facility operations	0	8,183	4,466	44,962	0	0	0
Goodwill, intangible assets acquired in business combinations	28,693	52,898	351,202	121,174	4,452	0	19,114
Other assets	224,998	115,972	293,813	129,385	612,570	201,196	111,206

Segment Assets	1,777,320	1,110,087	1,066,647	976,434	2,921,927	2,934,217	1,169,641

	Millions of yen
	As of March 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	¥505	¥0	¥530,426	¥1,154,986
Installment loans	699,384	0	343,936	3,958,539
Investment in operating leases	9,858	0	395,573	1,860,556
Investment in securities	509,172	82,568	33,520	3,262,971
Property under facility operations and servicing assets	79,747	0	1,849	759,055
Inventories	159	0	224	227,050
Advances for finance lease and operating lease	0	0	3,017	130,303
Equity method investments	61,415	11,907	271,682	1,313,471
Advances for property under facility operations	0	0	0	57,611
Goodwill, intangible assets acquired in business combinations	176,785	364,773	7,313	1,126,404
Other assets	157,459	202,891	121,693	2,171,183

Segment Assets	1,694,484	662,139	1,709,233	16,022,129

F-16
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	As of March 31, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	¥569,380	¥45,810	¥1,640	¥2,092	¥0	¥0	¥0
Installment loans	424,370	30	124,411	3,609	12,805	2,511,736	36,119
Investment in operating leases	557,625	311,377	46,796	237	26,167	0	599,813
Investment in securities	29,690	6,209	6,117	32,032	2,234,453	305,441	9,387
Property under facility operations and servicing assets	43,857	175,153	53,832	487,241	0	0	28
Inventories	433	182,652	41,021	2,551	0	0	1,588
Advances for finance lease and operating lease	6,177	78,044	3	0	0	0	27,816
Equity method investments	16,375	177,956	148,274	170,946	35,865	43,934	402,567
Advances for property under facility operations	143	7,401	728	70,081	0	0	0
Goodwill, intangible assets acquired in business combinations	25,268	50,801	331,003	120,743	4,452	0	43,024
Other assets	211,247	122,860	269,119	126,643	695,492	283,460	111,631

Segment Assets	1,884,565	1,158,293	1,022,944	1,016,175	3,009,234	3,144,571	1,231,973

	Millions of yen
	As of March 31, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	¥451	¥0	¥547,966	¥1,167,339
Installment loans	652,805	0	315,128	4,081,013
Investment in operating leases	21,260	0	394,764	1,958,039
Investment in securities	487,022	86,008	37,768	3,234,127
Property under facility operations and servicing assets	76,469	0	1,844	838,424
Inventories	137	0	615	228,997
Advances for finance lease and operating lease	0	0	4,833	116,873
Equity method investments	54,817	8,578	260,395	1,319,707
Advances for property under facility operations	0	0	51	78,404
Goodwill, intangible assets acquired in business combinations	171,884	354,801	6,986	1,108,962
Other assets	129,094	219,919	155,277	2,324,742

Segment Assets	1,593,939	669,306	1,725,627	16,456,627

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The reconciliation of segment totals to consolidated financial statement amounts is as follows:
Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	2023	2024	2025
Segment revenues:
Total revenues for segments	¥2,661,264	¥2,804,921	¥2,871,405
Revenues related to corporate assets	51,993	64,922	64,628
Revenues from inter-segment transactions	(49,598)	(55,482)	(61,212)

Total consolidated revenues	¥2,663,659	¥2,814,361	¥2,874,821

Segment profits:
Total segment profits	¥448,510	¥561,521	¥544,668
Corporate losses	(64,337)	(84,644)	(64,475)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	8,005	(6,902)	270

Total consolidated income before income taxes	¥392,178	¥469,975	¥480,463

Segment assets:
Total segment assets	¥14,703,812	¥16,022,129	¥16,456,627
Corporate assets	2,760,471	2,307,313	2,494,395
Assets from inter-segment transactions	(2,174,898)	(2,007,342)	(2,084,771)

Total consolidated assets	¥15,289,385	¥16,322,100	¥16,866,251

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Fiscal Year ended March 31, 2023
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥2,006,639	¥258,792	¥398,228	¥2,663,659
Income before Income Taxes	183,848	85,083	123,247	392,178
Long-lived assets	1,692,474	34,553	849,419	2,576,446

	Millions of yen
	Fiscal Year ended March 31, 2024
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥2,097,360	¥263,090	¥453,911	¥2,814,361
Income before Income Taxes	298,699	39,104	132,172	469,975
Long-lived assets	1,855,252	34,661	1,041,338	2,931,251

	Millions of yen
	Fiscal Year ended March 31, 2025
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥2,125,234	¥270,100	¥479,487	¥2,874,821
Income before Income Taxes	302,628	68,154	109,681	480,463
Long-lived assets	1,849,310	43,124	1,185,989	3,078,423

*1	Mainly the United States
*2	Mainly Asia, Europe and Australasia
No single customer accounted for 10% or more of the Company’s total revenues for fiscal 2023, 2024 and 2025.

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

F-1
69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2025
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥4,202	¥3,754	¥252,969	¥3,307	¥0	¥0	¥852
Real estate sales	0	104,105	0	0	0	0	0
Asset management and servicing	418	8,958	0	24	0	0	38
Automobile related services	65,250	0	0	196	0	0	0
Facilities operation	0	82,153	0	0	0	0	0
Environment and energy services	3,013	39	78	173,831	0	0	0
Real estate management and brokerage	0	103,831	0	0	0	0	0
Real estate contract work	574	115,437	50,880	0	0	0	0
Other	38,891	1,530	18,315	863	(1)	2,914	16,101

Total revenues from contracts with customers	112,348	419,807	322,242	178,221	(1)	2,914	16,991

Other revenues *	348,351	77,973	55,689	7,800	518,364	60,390	102,601

Segment revenues/Total revenues	¥460,699	¥497,780	¥377,931	¥186,021	¥518,363	¥63,304	¥119,592

	Millions of yen
	Fiscal Year ended March 31, 2025
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥543	¥0	¥751	¥266,378	¥2,672	¥269,050
Real estate sales	0	0	0	104,105	0	104,105
Asset management and servicing	17,901	248,664	172	276,175	(246)	275,929
Automobile related services	0	0	21,737	87,183	(10)	87,173
Facilities operation	0	0	0	82,153	1,406	83,559
Environment and energy services	0	0	0	176,961	(1,310)	175,651
Real estate management and brokerage	0	0	0	103,831	(1,462)	102,369
Real estate contract work	0	0	0	166,891	(3,970)	162,921
Other	5,920	118	1,280	85,931	5,575	91,506

Total revenues from contracts with customers	24,364	248,782	23,940	1,349,608	2,655	1,352,263

Other revenues *	129,864	8,485	212,280	1,521,797	761	1,522,558

Segment revenues/Total revenues	¥154,228	¥257,267	¥236,220	¥2,871,405	¥3,416	¥2,874,821

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

33. Subsequent Events
On May 12, 2025, the Company’s Board of Directors has passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares for capital efficiency and shareholder returns, pursuant to Articles 34 of the Articles of Incorporation, which is in accordance with Article 459, Paragraph 1 of the Companies Act.
Details of Share Repurchase

•	Class of shares to be repurchased: Common shares

•	Total number of shares: Up to 40,000,000 shares
(approximately 3.5% of the total outstanding shares (excluding treasury shares))

•	Total purchase price of shares to be repurchased: Up to 100 billion yen

•	Repurchase period: From May 19, 2025 to March 31, 2026

•	Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

Schedule II.—Valuation and Qualifying Accounts and Reserves
ORIX Corporation and Subsidiaries

	Millions of yen
	Year Ended March 31, 2023
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Severance and other benefits to terminated employees	¥2,850	¥0	¥0	¥(2,373)	¥3	¥480

Total	¥2,850	¥0	¥0	¥(2,373)	¥3	¥480

	Millions of yen
	Year Ended March 31, 2024
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥0	¥0	¥23	¥0	¥0	¥23
Severance and other benefits to terminated employees	¥480	¥0	¥122	¥(480)	¥0	¥122

Total	¥480	¥0	¥145	¥(480)	¥0	¥145

	Millions of yen
	Year Ended March 31, 2025
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥23	¥0	¥49	¥(23)	¥0	¥49
Severance and other benefits to terminated employees	¥122	¥0	¥0	¥(122)	¥0	¥0

Total	¥145	¥0	¥49	¥(145)	¥0	¥49

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets:
Valuation allowance
Year ended March 31, 2023	¥35,155	¥143	¥4,123	¥(2,814)	¥680	¥37,287
Year ended March 31, 2024	¥37,287	¥0	¥12,714	¥(12,233)	¥1,278	¥39,046
Year ended March 31, 2025	¥39,046	¥0	¥8,481	¥(15,572)	¥3,890	¥35,845

*1
The amount of deduction includes benefits recognized in income tax expense, expiration of loss carryforwards and sales of subsidiaries. The amounts of benefits recognized in earnings due to the utilization of net operation loss carry forwards were ¥1,465 million in fiscal 2023, ¥3,660 million in fiscal 2024 and ¥3,380 million in fiscal 2025. The remaining amounts of benefits recognized in earnings were ¥125 million in fiscal 2023, ¥3,613 million in fiscal 2024 and ¥3,128 million in fiscal 2025.

*2	The amount of other includes, among others, translation adjustment and the effect of changes in statutory tax rate.

F-172