Form 20-F
period 2026-03-31
ORIX CORP
filed 2026-06-22
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
———————————
FORM
20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2026
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
Renka Hayashi
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
As of March 31, 2026, 1,124,106,624 Shares were outstanding, including Shares that were represented by
33,263,285
ADSs.
———————————
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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2026 is referred to throughout this annual report as “fiscal 2026,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

	Year ended March 31,
	2022	2023	2024	2025	2026

	(Millions of yen)
Income statement data:
Total revenues	¥2,508,043	¥2,663,659	¥2,814,361	¥2,874,821	¥3,330,831
Total expenses	2,215,160	2,327,736	2,453,648	2,542,995	2,874,583
Operating Income	292,883	335,923	360,713	331,826	456,248
Equity in Net Income of Equity method investments	24,565	22,081	36,774	57,182	123,872
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	191,999	33,000	72,488	87,705	111,311
Bargain Purchase Gain	0	1,174	0	3,750	0
Income before Income Taxes	509,447	392,178	469,975	480,463	691,431
Net Income	322,853	296,933	338,587	351,635	458,328
Net Income (Loss) Attributable to the Noncontrolling Interests	5,477	6,561	(7,682)	(389)	11,821
Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	0	32	137	394	(758)
Net income attributable to ORIX Corporation Shareholders	317,376	290,340	346,132	351,630	447,265

	As of March 31,
	2022	2023	2024	2025	2026

	(Millions of yen, except number of shares)
Balance sheet data:
Net investment in Leases*[1]	¥1,057,973	¥1,087,563	¥1,155,023	¥1,167,380	¥1,247,491
Installment Loans*[1]	3,899,503	3,905,026	3,958,814	4,081,019	4,173,582
Allowance for Credit Losses	(71,415)	(65,373)	(58,110)	(56,769)	(80,194)
Investment in Operating Leases	1,463,202	1,537,178	1,868,574	1,967,178	2,152,820
Investment in Securities	2,761,698	2,852,378	3,263,079	3,234,547	3,308,829
Property under Facility Operations	561,846	620,994	689,573	771,851	779,075
Others	4,607,877	5,351,619	5,445,147	5,701,045	6,421,173

Total Assets	¥14,280,684	¥15,289,385	¥16,322,100	¥16,866,251	¥18,002,776

Short-term Debt, Long-term Debt and Deposits	¥7,142,843	¥7,964,864	¥8,446,306	¥8,732,610	¥9,163,550
Policy Liabilities and Policy Account Balances	1,912,698	1,832,057	1,892,510	1,948,047	1,943,710
Common Stock	221,111	221,111	221,111	221,111	221,111
Additional Paid-in Capital	260,479	233,169	233,457	234,193	235,239
ORIX Corporation Shareholders’ Equity	3,304,196	3,543,607	3,941,466	4,089,782	4,482,500
Number of Issued Shares	1,258,277,087	1,234,849,342	1,214,961,054	1,162,962,244	1,124,106,624
Number of Outstanding Shares*[2]	1,193,399,778	1,170,305,869	1,151,485,206	1,136,289,549	1,098,586,820

	As of and for the Year Ended March 31,
	2022	2023	2024	2025	2026

	(Yen and dollars, except ratios and number of employees)
Key ratios (%)*[3]:
Return on ORIX Corporation Shareholders’ equity (“ROE”)	10.0	8.5	9.2	8.8	10.4
Return on assets (“ROA”)	2.28	1.96	2.19	2.12	2.57
ORIX Corporation Shareholders’ equity ratio	23.1	23.2	24.1	24.2	24.9
Allowance for credit losses/net investment in leases and installment loans	1.4	1.3	1.1	1.1	1.5

Per share data and employees:
ORIX Corporation Shareholders’ equity per share*[4]	¥2,768.72	¥3,027.93	¥3,422.94	¥3,599.24	¥4,080.24
Basic earnings per share for net income attributable to ORIX Corporation Shareholders	263.72	245.98	298.55	307.74	400.27
Diluted earnings per share for net income attributable to ORIX Corporation Shareholders	263.42	245.65	298.05	307.16	399.40
Dividends applicable to fiscal year per share	85.60	85.60	98.60	120.01	156.10
Dividends applicable to fiscal year per share*[5]	$0.70	$0.62	$0.66	$0.82	$0.99
Number of employees	32,235	34,737	33,807	33,982	37,286

*1

The sum of net investment in leases and installment loans considered non-performing amounted to ¥85,303 million, ¥86,047 million, ¥95,019 million, ¥114,467 million and ¥112,851 million as of March 31, 2022, 2023, 2024, 2025 and 2026, respectively. These sums included: (i) net investment in leases considered non-performing of ¥19,224 million, ¥16,841 million, ¥20,805 million, ¥21,820 million and ¥27,077 million as of March 31, 2022, 2023, 2024, 2025 and 2026, respectively, (ii) non-performing installment loans not individually assessed for credit losses of ¥13,600 million, ¥20,902 million, ¥19,792 million, ¥30,214 million and ¥18,276 million as of March 31, 2022, 2023, 2024, 2025 and 2026, respectively, and (iii) non-performing installment loans individually assessed for credit losses of ¥52,479 million, ¥48,304 million ¥54,422 million, ¥62,433 million and ¥67,498 million, as of March 31, 2022, 2023 2024, 2025 and 2026, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2026 Compared to Year Ended March 31, 2025—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

*2

The Company’s shares held through the Board Incentive Plan Trust, which was established in July 2014 to provide shares at the time of retirement as compensation, are included in the number of treasury stock and excluded from the number of outstanding shares. The Board Incentive Plan Trust held 1,963,282 shares, 2,800,866 shares, 2,727,686 shares, 3,413,000 shares and 3,035,102 shares as of March 31, 2022, 2023, 2024, 2025 and 2026, respectively.

*3

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

*[4]	ORIX Corporation Shareholders’ equity per share is the amount derived by dividing ORIX Corporation Shareholders’ equity by the number of outstanding shares.
*5

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

We conduct business operations in Japan and other areas of Asia, as well as in the Americas, Europe, and Australia. Our business may be affected by general geopolitical, economic and financial conditions in the countries and regions in these areas. More specifically, the uncertainties of policy changes under the second Trump administration in the United States, the geopolitical risks resulting from the prolonged armed conflict between Russia and Ukraine, the tensions and conflicts in the Middle East, the occurrence of wars and riots, fluctuations in commodity market prices, increases in raw material and construction costs, decreases in consumer demand, trade frictions and technology disputes among major trading partners, including the United States and China, and other factors may result in increased uncertainties in our business environment, making it harder to predict the adverse effects of such factors, which could adversely affect our business activities, financial condition and results of operations.

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

(4) Climate change could impact our business

Physical risks and transition risks associated with climate change may adversely affect the ORIX Group’s business activities, financial condition and results of operations.

Physical risks may arise from the intensification and increased frequency of extreme weather events and natural disasters, which could result in interruptions to our business due to damage to operating facilities and business locations, as well as increased costs associated with recovery efforts and the implementation of countermeasures. In addition, damage to customers and investees may lead to an increase in credit-related costs, and the value of assets held or invested in could decline.

Transition risks may arise from changes in climate change policies and regulations, technological innovations and shifts in market conditions associated with the transition to a decarbonized society, which could result in constraints on our business activities and increased costs. Transition risks may also cause deterioration in the performance of customers and changes in the business environment of investees, which may lead to increased credit-related costs, and the value of assets held by us or investees may decline.

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

2. Credit Risk

We maintain an allowance for credit losses mainly on finance leases and loans. However, we cannot be sure that the allowance will be adequate to cover all future credit losses. This allowance could be inadequate in the case of unexpected adverse changes in the Japanese and overseas economies in which we operate, or unexpected deterioration of specific industries, markets or customers’ business performance. While we constantly strive to diversify risks through portfolio management, we could be required to make additional provisions in the future depending on rapid interest rate fluctuations, economic trends and other factors.

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

5. Liquidity Risk

Our primary sources of financing include: borrowings from banks and other institutional lenders, funding from capital markets (such as through issuances of bonds, medium-term notes or commercial paper (“CP”), securitization of loans receivables and other assets) and deposits. Such sources include a significant amount of short-term debt, such as CP and other short-term borrowings from various institutional lenders and the portion of our long-term debt maturing in the current fiscal year. Some of our financing arrangements include conditions such as compliance with financial covenants.

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

Regardless of whether we have violated any laws, if we become the subject of a governmental investigation, litigation or other proceeding in connection with our businesses, our business activities, financial condition, results of operations and reputation may be adversely affected.

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

8. Information / Cybersecurity Risk and IT Risk

(1) Risks relating to loss, theft, damage or leakage of information

We maintain various information such as customer information including information on individuals, accounting information and personnel information. If such information is lost, stolen, damaged or leaked due to cyber attacks or other unauthorized acts, the ORIX Group may be subject to investigations, corrective orders or administrative monetary penalties imposed by supervisory or regulatory authorities pursuant to applicable data protection laws and regulations, such as the Act on the Protection of Personal Information of Japan and the General Data Protection Regulation adopted in the EU. In addition, we may be subject to claims for damages or other legal liabilities asserted by affected individuals or business partners.

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

Cybersecurity risks and the frequency and sophistication of cyber attacks have significantly increased in recent years. The prolonged Russia-Ukraine conflict, as well as conflicts and increasing geopolitical tensions in various regions, including the Middle East and Asia, may heighten the risk of cyber attacks arising from international sanctions or conflicts between states, as well as cyber attacks carried out by other actors seeking to take advantage of such geopolitical conditions. In addition, we also face indirect cybersecurity risks relating to our customers and other third parties, including counterparties in the financial services industry. For example, vulnerabilities in third-party technology systems may increase the risk that our information systems are exposed to cyber attacks. This may result in significant costs to restore business operations, or regulatory sanctions for violations of relevant laws and regulations, or the potential for damages judgments.

As a result of the above, our business activities, reputation, financial condition and results of operations may be adversely affected.

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

9. Operational Risk and Other Risks

(1) Operational Risk

Our business involves many types of operational risks. Examples include inappropriate sales practices; inadequate handling of client and customer complaints; inadequate internal communication of necessary information; misconduct of officers, employees, agents, franchisees, trading associates, vendors or other third parties; errors in the settlement of accounts and conflicts with employees concerning labor and workplace management.

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

(2)Because ORIX and its directors and executive officers are located outside the United States, investors may have difficulty serving legal process on them in the United States or enforcing U.S. court judgments, including judgments based on U.S. federal securities laws

ORIX is a joint stock corporation formed in Japan. Almost all of ORIX’s directors and executive officers are residents of countries other than the United States. Although some of ORIX’s subsidiaries have substantial assets in the United States, substantially all of ORIX’s assets and the assets of ORIX’s directors and executive officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors and executive officers or to enforce against ORIX or those persons, in U.S. courts, judgments of U.S. courts predicated upon the civil liability provisions of U.S. securities laws. ORIX has been advised by its Japanese counsel that there is doubt, in original actions or in actions to enforce judgments of U.S. courts, as to the enforceability in Japan of civil liabilities based solely on U.S. securities laws. A Japanese court may refuse to allow an original action based on U.S. securities laws.

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

ORIX set up a number of specialized leasing companies to tap new market potential, starting with the establishment of Orient Auto Leasing Corporation (presently ORIX Auto Corporation) in 1973 and Orient Instrument Rentals Corporation (presently ORIX Rentec Corporation), Japan’s first electric measuring equipment rental company, in 1976. With the establishment of the credit company Family Consumer Credit Corporation (ORIX Credit Corporation (presently DOCOMO Finance, Inc.) (“ORIX Credit (presently DOCOMO Finance)”), concentrating on card loans) in 1979, ORIX began to move into the retail market by offering financing services to individuals.

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

In 1991, ORIX established ORIX Aviation Systems Limited in Ireland. In the same year, ORIX established ORIX Omaha Life Insurance Corporation (presently ORIX Life Insurance Corporation (“ORIX Life Insurance”))

and entered the life insurance business. In 1998, ORIX purchased Yamaichi Trust & Bank, Ltd. (presently ORIX Bank Corporation (“ORIX Bank”)). In 1998, ORIX listed on the New York Stock Exchange (Ticker Symbol: IX) and, through registration with the U.S. Securities and Exchange Commission (“SEC”), has worked to further strengthen its corporate governance regulations. ORIX Real Estate Corporation was established in 1999 to concentrate on condominium development that was first begun in 1993 as well as develop office buildings in pursuit of improved real estate expertise. In 1999, we established ORIX Asset Management and Loan Services Corporation, the shares of which were all sold in July 2025.

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

In 2006, we entered the investment banking field in the United States with the acquisition of Houlihan Lokey, Inc., the shares of which were all sold by July 2019. In 2010, we acquired RED Capital Group (presently ORIX Real Estate Capital Holdings, LLC), a U.S.-based company that provides financing for multi-family, senior living and healthcare-related real estate development projects in the United States. In 2010, we also acquired Mariner Investment Group LLC, a leading independent SEC-registered hedge fund manager, the shares of which were all sold in July 2020.

We managed ORIX Credit (presently DOCOMO Finance) over a continuous three-year period jointly with Sumitomo Mitsui Banking Corporation pursuant to an alliance established in July 2009. In June 2012, ORIX purchased all the shares of ORIX Credit (presently DOCOMO Finance), making it a wholly-owned subsidiary of ORIX.

In July 2013, ORIX acquired Robeco Groep N.V. (presently ORIX Corporation Europe N.V. (“OCE”)), a holding company of global asset management companies based in the Netherlands, to pursue a new business model by combining finance with related services. In October 2016, ORIX purchased the remaining shares of Robeco, making it a wholly-owned subsidiary of ORIX.

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

In July 2021, ORIX acquired 80% of the shares of Elawan Energy S.L.(“Elawan”), a renewable energy company located in Spain. In February 2023, ORIX purchased the remaining shares of Elawan, making it a wholly-owned subsidiary of ORIX.

In March 2024, ORIX sold 66% of the shares of ORIX Credit (presently DOCOMO Finance) to NTT DOCOMO, INC..

In January 2025, ORIX purchased the remaining shares of ORIX Leasing Singapore Limited, making it a wholly-owned subsidiary of ORIX.

STRATEGY

ORIX Group Purpose & Culture

The Company established “ORIX Group Purpose & Culture” in 2023, which is the basis for our medium- to long-term business strategy and targeted management indicators. Our Purpose and Culture is the foundation on which to foster an enhanced sense of unity globally and build our corporate value further into the future. Our Purpose defines why ORIX Group exists in our world and is at the core of everything we do. Our Culture is a set of shared values that ORIX Group employees around the world live and champion to achieve our Purpose.

[Our Purpose]

Finding Paths. Making Impact.

We combine innovative thinking and diverse expertise to find pathways to impact in a world of change.

[Our Culture]

•	Find Power in Diversity

•	Find Adventure in Challenge

•	Find Opportunity in Change

Medium- to Long-term Business Strategy

In pursuit of its Purpose, ORIX has identified three focus areas and is advancing its business strategy, “ORIX Group Growth Strategy 2035,” leveraging its two core business models, “Alternative Investment & Operations” and “Business Solutions,” to deliver both societal impact and sustainable growth, enhance corporate value and earn the trust of society over the medium- to long-term.

[Focus Areas]

“PATHWAYS”: Find new pathways to impact in the future economy.

“GROWTH”: Support sustainable growth in a constantly changing world.

“IMPACT”: Deliver positive impact today for a planet with limited resources.

By combining the strengths of each segment and further strengthening collaborations in these areas, we intend to achieve business expansion with a sense of scale.

[Business Strategy]

“Alternative Investment & Operations”:

This model involves fund-raising from third-party capital to fund assets that ORIX has invested in and managed, while continuing to manage and operate those assets to generate both asset value growth and fee income.

“Business Solutions”:

This model creates added value by addressing customer challenges and providing solutions that leverage resources both within and outside ORIX Group, including people, information and technology.

Target Performance Indicators and Major Corporate Agenda

The Company positions ROE in addition to net income growth as its most important management indicators, and strives toward higher total shareholder return (TSR).

For stable shareholder returns, the Company has implemented flexible stock buybacks while placing importance on ROE targets premised on continuing with a dividend distribution of “the higher value of a payout ratio of 39% or the result for the previous fiscal year” while maintaining financial soundness with an A equivalent credit rating.

Our performance indicators for each of the three fiscal years ended March 31, 2024, 2025 and 2026 were as follows.

			As of March 31,
			2024	2025	2026
Net income attributable to ORIX Corporation Shareholders	(Millions of yen	)	¥346,132	¥351,630	¥447,265
ROE*1	(%)		9.2	8.8	10.4

*[1]	ROE is the ratio of Net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ equity based on fiscal year beginning and ending balances.

To achieve Target Performance Indicators, the Group intends to address the following Major Corporate Agenda.

Business Model Transformation: Businesses that generate profits by utilizing their own balance sheet face constraints on asset growth, as funding from financial institutions and capital markets is dependent on the company’s equity capital and credit profile. Consequently, profit growth through asset expansion alone is inherently limited. To achieve sustainable profit growth for ORIX Group, it is essential to accelerate the shift toward businesses that can generate earnings efficiently from a limited amount of capital. Accordingly, we intend to promote a transformation toward business models with higher capital profitability.

Portfolio Optimization: Maintaining assets or continuing businesses with relatively low capital efficiency leads to capital being tied up in those assets and businesses, which in turn becomes a constraint on improving group-wide ROE and maximizing corporate value. Therefore, it is important to continuously reassess capital efficiency and growth potential for each existing asset and business, as well as for each new investment opportunity, and to reallocate capital appropriately. Taking into account the impact on the Group’s overall funding capabilities, including potential changes in credit ratings, we intend to advance portfolio optimization on a group-wide basis.

Creation of New Businesses: In pursuing profit growth toward our target of JPY 1 trillion in net income attributable to owners of the parent, it is necessary to establish new sources of earnings that are not constrained by existing frameworks, including business domains, earnings structures, or organizational structures. By capturing global trends and creating new value in high potential areas—such as the strategic investment areas defined in the “ORIX Group Growth Strategy 2035”—we intend to promote the diversification of the Group’s earnings base and aim to achieve both growth in net income and improvements in capital efficiency.

Operating Environment

When we look at the operating environment surrounding the Company, geopolitical risks remain elevated due to the heightened tensions and conflicts in the Middle East and the prolonged Russia-Ukraine conflict. In addition, the global business environment continues to be unstable, driven by factors such as U.S. tariffs, high energy costs and the economic slowdown in China.

In Japan, a challenging operating environment persists for companies, reflecting a decline in the number of visitors from China due to changes in diplomatic relations between Japan and China, the increasing severity of labor shortages, and rising business costs stemming from higher resource prices and construction costs.

Under these circumstances, we recognize the need to continue to carefully monitor changes in the business conditions of our clients and investments, as well as the impact on each of our businesses, including our Environment and Energy business and our facility operation businesses such as hotels and Japanese inns.

Furthermore, if geopolitical risks become prolonged or intensify further, our operating environment could become even more unstable due to tighter supply and demand for resources and energy, as well as disruptions to global supply chains. Accordingly, we plan to raise the level of monitoring as appropriate and respond in a timely and flexible manner, depending on developments in the external environment.

Sustainability at ORIX and Our Initiatives

ORIX Group operates under its “ORIX Group Purpose & Culture” and its medium- to long-term business strategy, “ORIX Group Growth Strategy 2035”. In this context, ORIX positions as an important management theme the creation of new value through its businesses to address social issues and generate appropriate returns, as well as the goal of continuous provision of value that it believes exceeds stakeholder expectations, thereby contributing to the sustainable enhancement of corporate value. At the same time, the business environment surrounding ORIX Group has become increasingly complex, with risks that require consideration, including heightened geopolitical risks, accelerated technological innovation, and instability in energy and resource supply and demand.

Taking into account the “ORIX Group Purpose & Culture,” the “ORIX Group Growth Strategy 2035”, as well as global developments relating to sustainability and the Group’s business environment, we updated its material issues. In conducting this update, we also held multiple roundtable discussions with executives at the business unit head level to discuss expectations from customers and society. In parallel, the Sustainability Department conducted a risk mapping exercise by identifying potential risks and opportunities related to the sustainability of ORIX, taking into consideration their potential financial impact and likelihood of occurrence, and referring to the Sustainability Accounting Standards Board (“SASB”) Standards (last updated in December 2023) relevant to industries associated with ORIX Group. The status of these analyses was reported to the Board of Directors in November 2025 and March 2026. Based on these discussions, the Board of Directors resolved to update the material issues at its meeting held in May 2026, subsequent to the end of the fiscal year.

The updated material issues resolved by the Board of Directors consist of six items: “Climate Change”, “Circular Economy”, “Empowering Communities”, “Business Ecosystem”, “Human Capital Management”, and “Governance”. Please refer to the table below for the respective subtitles and the rationale for their designation as material issues. Among these, “Human Capital Management” and “Governance” are positioned as fundamental management bases supporting the Group’s growth strategy. Of the 14 previously identified material issues established in November 2021, the priority of four items has declined as they have already entered the phase of execution and implementation of policies and targets, while the remaining 10 items, for which the underlying issues continue to be recognized, have been incorporated into the updated material issues.

In preparation for the application of the Sustainability Disclosure Standards from the fiscal year ending March 31, 2027 onward, we will proceed with updating the risks and opportunities, strategies, metrics and targets corresponding to each material issue. The material issues established in November 2021 and updated in May 2026 were each determined based on the medium- to long-term management policies and the business environment as of the time of the respective resolution, and will be reviewed periodically in the future in response to significant changes in the Group’s management policies or external environment.

Note: The Sustainability Disclosure Standards developed by the Sustainability Standards Board of Japan (“SSBJ”), which are designed to be consistent with the IFRS Sustainability Disclosure Standards developed by the International Sustainability Standards Board (ISSB).

Material issues and Subtitles	Reasons for Selection of Material Issues

Climate Change Capture opportunities arising from the energy transition and use them to evolve our business. Business

The ORIX Group has been engaged in renewable energy businesses in Japan and overseas since the 2000s and has expanded its operations to include areas such as energy storage and solar power plant management services.

Addressing decarbonization represents a medium- to long-term business opportunity and its positioned as one of the strategic investment areas under “ORIX Group Growth Strategy 2035”, where the ORIX Group can leverage its long-standing expertise and investment track record in renewable energy. By further evolving its investment experience and operational expertise across developed and emerging markets, the Group believes it can capture new business opportunities over the medium to long term.

Circular Economy Leverage our expertise in asset selection and management to maintain, enhance and recycle asset value. Business

The ORIX Group considers its “Alternative Investment & Operations” model as one of its core strengths, whereby it involves fund-raising from third-party capital to fund assets in which the ORIX Group has invested in and managed, while continuing to manage and operate those assets to generate both asset value growth and fee income.

Efficient use of finite resources is a significant social issue and is positioned as one of the strategic investment areas under “ORIX Group Growth Strategy 2035”. By leveraging its asset selection and operational capabilities developed through leasing and asset management businesses, the ORIX Group believes that it can capture business opportunities over the medium to long term.

Empowering Communities Revitalize communities and economic activity by maximizing local assets and human capital. Business

The ORIX Group considers its “Business Solutions” model as one of its core strengths, whereby it creates added value by addressing customer challenges and providing solutions that leverage resources both within and outside ORIX Group including its business platforms and human resources.

For the ORIX Group, which serves a broad customer base of small- and medium-sized enterprises, the sustainable development of local communities and society, including the resilience of such communities, is essential to sustaining this value creation. By contributing to the vitality of its customers, primarily small- and medium-sized enterprises, as well as their management and employees, and the communities in

Material issues and Subtitles	Reasons for Selection of Material Issues
which they operate, the ORIX Group believes it can enhance its own sustainability over the medium to long term.

Business Ecosystem Create new value through strategic collaboration with a diverse range of business partners. Business	The ORIX Group provides value to its customers through collaboration with a wide range of stakeholders, including suppliers that provide products and services. It is difficult to sustain value creation that earns strong support from customers without such collaboration, and working together with these stakeholders on issues such as environmental impact reduction and respect for human rights is essential for business sustainability and the stable access to key management resources. Through such collaborative efforts, the ORIX Group believes it can both enhance the sustainability of its business foundation and create new value and solutions over the medium to long term.

Human Capital Management Strengthen innovation and competitiveness by fostering an environment where diverse talent can thrive. Management	ORIX Group’s approach to human capital management has three components: instilling our unique core values that underlie our actions; enhancing our core capabilities, which serve as our capacity for organizational innovation; and providing a workplace in which diverse human resources can play an active role. The objective of our approach is to create new businesses and increase the value of existing operations to generate sustainable business growth. The ORIX Group believes that such an approach to human capital management contributes to its sustainable growth.

Governance Enhance our Board of Directors’ oversight capabilities and reinforce systems for managing compliance and information security risks. Management

The ORIX Group considers the strengthening of its corporate governance framework to be one of its key management priorities in order to ensure the proper execution of business activities in line with its fundamental management policies and to maintain management fairness, and it continuously works to enhance the effectiveness of its Board of Directors and to establish a sound and transparent corporate governance structure.

Under a management structure without a parent company or controlling shareholder, the ORIX Group believes that gaining the trust of a wide range of stakeholders enhances its management independence and flexibility and contributes to the enhancement of corporate value. In addition, the ORIX Group believes that risks related to compliance and information security could have a significant impact on its business continuity and corporate value, and therefore considers it necessary to strengthen its management systems for such risks.

As described above, the material issues were updated at the meeting of the Board of Directors held in May 2026, subsequent to the end of the fiscal year. The matters described below relate to initiatives implemented during the fiscal year and are, based on the material issues and key targets (both established in November 2021) that were effective during that fiscal year.

Note on disclosure frameworks

Certain sustainability-related disclosures included in ORIX’s statutory filings and other public disclosures in Japan are prepared under Japanese laws, regulations and stock exchange rules and may differ in scope, format and level of detail from the disclosures included in this annual report, which is prepared in accordance with U.S. securities laws and reporting requirements of the Securities and Exchange Commission. Such differences are intended to reflect the respective disclosure frameworks and do not, by themselves, indicate a difference in the ORIX Group’s underlying governance, policies or practices.

Overview

1. Governance

The Board of Directors is responsible for overseeing sustainability-related risks and opportunities across the ORIX Group. The Board receives regular reports from the Sustainability Committee and other relevant bodies, approves sustainability-related policies and overseas progress toward material issues and key targets, providing guidance as necessary.

The Board includes directors with extensive experience in ESG matters and provides appropriate oversight.

In addition, the Audit Committee receives regular reports from the responsible departments and the internal audit function regarding progress on sustainability-related initiatives and responses to disclosure regulations, and reviews the status of such matters.

At the execution level, the Sustainability Committee deliberates important matters related to sustainability across the Group. Additionally, depending on the nature of the issue, specialized bodies established for specific areas may work in coordination with the Sustainability Committee to examine and advance initiatives from a more specialized perspective.

The Sustainability Committee discusses, among other matters, group-wide sustainability policies, the identification and review of material issues and key targets; and strategies, KPIs, operational procedures and promotion frameworks related to those targets. The Committee reports the substance of its deliberations to the Board of Directors.

During the fiscal year, the Sustainability Committee met four times. In addition to reviewing the prior year’s activities and the policy for the current fiscal year, the Committee deliberated matters including the formulation of supplier codes of conduct at ORIX Auto Corporation and within Real Estate segment, as well as progress on the update of the ORIX Group’s material issues.

Date	Key Matters Discussed
April 18, 2025	(i) Formulation of the “ORIX Auto Corporation Supplier Code of Conduct” (ii) Formulation of the “ORIX Group Real Estate segment Supplier Code of Conduct”

May 19, 2025	Report on sustainability initiatives for the fiscal year ended March 2025 and approval of policies for the fiscal year ending March 2026

October 23, 2025	Direction of the update of material issues

March 24, 2026	Progress of the update of material issues

In our current Compensation Policy for Executive Officers (applicable also to those who concurrently serve as directors), the status of ESG initiatives has been added to the qualitative evaluation items for determining annual bonuses from the fiscal year ended March 31, 2022. In addition, progress of the key ESG-related goals for the ORIX Group has been added as a quantitative evaluation item for Executive Officers at the Managing Executive Officer level and above beginning in the fiscal year ended March 31, 2024. The objective is to have directors and officers set an example by considering the impact of the efforts of each division on the environment, economy, and society in conducting corporate initiatives from a mid- to long-term perspective.

The ORIX Group has established the ORIX Sustainable Investing and Lending Policy to promote sustainable investing and lending. The Group also prohibits transactions with companies where human rights concerns are identified, as well as transactions related to certain sectors and business activities. For individual investment and lending transactions, the Investment and Credit Committee (“ICC”) deliberates submitted proposals. Transactions submitted to the ICC are evaluated by the relevant business divisions and the Sustainability Department, using the ORIX Group’s proprietary checklist as well as information from external vendors. Where concerns are identified from environmental or social perspectives, such matters are reported to the ICC together with other relevant information regarding the transaction.

2. Strategy

In order to realize a sustainable society and achieve sustainable growth for ORIX, in November 2021 we set forth issues that we perceive as material in the fields of environment, society and governance. As described above, the Board of Directors resolved to update these material issues at its meeting held in May 2026, subsequent to the end of the fiscal year; however, this section describes the material issues established in November 2021 and the initiatives undertaken in relation thereto.

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

The principal initiatives undertaken during the fiscal year are as follows.

With respect to (a) mitigation of climate change risks, the Group continuously examined measures to reduce greenhouse gas (GHG) emissions, including reductions achieved through facility modifications at coal and biomass co-firing power plants, which account for the majority of Scope 1 emissions. For Scope 2 emissions, the Group has formulated plans for major emission sites and is promoting step-by-step reductions.

In addition, with respect to (b) mitigation of social risks, including human rights issues, the Group continued to advance its human capital management initiatives. Specifically, it promoted three pillars, “instilling core values,” “enhancing core capabilities,” and “providing a workplace in which diverse human resources can play active roles”, and monitored progress accordingly. Furthermore, to enhance understanding and awareness of its Human Rights Policy, the Group developed training tools and implemented human rights-related training as part of compliance training and level-based training programs.

With respect to (c) strengthening governance based on transparency, compliance, and integrity, corporate governance initiatives were advanced through the Board of Directors and the three internal committees (Nomination, Audit, and Compensation). During the fiscal year, the Nomination Committee deliberated matters including the selection of business unit COOs and the Group CFO, as well as the consideration of candidates for outside directors. The Audit Committee, in addition to handling matters for resolution and reporting, regularly reviewed audit plans and discussed the results and future direction of audit activities. The Compensation Committee examined executive compensation linked to performance indicators such as consolidated ROE. In addition, the Group revised its “Code of Conduct” applicable to all officers and employees in April 2025 and established four Compliance Values.

Further details are described below. “Addressing Climate Change”, “Addressing Human Capital”, and Item 6. Directors, Senior Management and Employees, Corporate Governance System.

3. Risk Management

The ORIX Group has established an enterprise-wide risk management framework to identify, assess and manage various risks arising from its business activities.

Sustainability-related risks and opportunities are continuously identified through changes in the business environment, regulatory developments and engagement with stakeholders, including shareholders and investors, local communities, customers, employees, suppliers, and business partners. The Sustainability Committee monitors and evaluates progress toward key targets. In addition, depending on the nature of the issue, specialized bodies established for specific areas work in coordination with the Sustainability Committee to conduct more detailed examinations from a specialized perspective. Matters discussed by the Sustainability Committee and such other bodies are reported to the Board of Directors on a regular basis and are subject to its approval.

Within each business division, information relevant to the characteristics of each business is collected, and sustainability-related risks and opportunities are continuously analyzed.

The ORIX Group has established a Sustainable Investing and Lending Policy to promote sustainable investing and lending. The Policy prohibits transactions with companies where human rights concerns are identified, as well as transactions related to certain sectors and business activities. For individual investment and lending transactions, the Investment and Credit Committee deliberates submitted proposals. Transactions submitted to the Committee are evaluated by the relevant business divisions and the Sustainability Department using the ORIX Group’s proprietary checklist as well as information from external vendors. Where concerns are identified from environmental or social perspectives, such matters are reported to the Committee together with other relevant information regarding the transaction.

We have also established a human rights policy as a guideline for promoting efforts to respect human rights. We expanded the scope of human rights from “its own employees and business partners” to include “suppliers and local communities,” and clarifying its policies on education and training, relief measures, disclosure, and other areas.

In addition, as disclosed in our UK Modern Slavery Act Statement, we review the risk profile of the different sectors and geographies in which we operate, maintain reporting mechanisms to encourage reporting of misconduct, and train our employees.

Regarding supply chain management, to build a sustainable supply chain, ORIX works with its suppliers to establish firm and consistent compliance with laws and regulations related to occupational health and safety and environmental protection. In fiscal 2026, ORIX Auto Corporation and within Real Estate segment worked on efforts such as organizing suppliers, risk analysis and evaluation, and establishing supplier action guidelines.

Regarding environmental issues, we have established an environmental policy and promote solutions to environmental and energy problems, compliance with laws and regulations, and information disclosure.

Regarding compliance and information security, we have established systems and internal regulations that cover the entire company, and we also conduct regular training for employees.

4. Metrics and Goals

In November 2021, ORIX established certain key sustainability goals and reviews progress in relation to those goals through its governance processes.

Key sustainability goals include, among others, (i) the ratio of outside directors, (ii) the ratio of female directors, (iii) the ratio of female management positions, (iv) reduction of GHG (CO2) emissions (Scope 1 and Scope 2), and (v) reduction of the balance of financing and investments in certain high GHG (CO2) emitting industries. *

During the fiscal year, the Group continued its efforts to reduce Scope 1 and Scope 2 emissions. In addition, the ratio of female managers increased compared with the previous year both at ORIX Corporation on a stand-alone basis and across eight major domestic Group companies, and the ratio of female directors exceeded 30% for the first time.

In preparation for the application of the Sustainability Disclosure Standards from the fiscal year ending March 31, 2027 onward, the ORIX Group will also examine metrics and targets corresponding to the material issues updated in May 2026. As a result, these targets may be subject to change.

All key sustainability goals are subject to compliance with applicable local laws and regulations. In jurisdictions where application of certain targets is not feasible under applicable laws or regulations, such targets may not apply.

* Refers to fossil fuel mining, palm oil plantations and forestry financed by ORIX Group overseas subsidiaries.

Addressing Climate Change

Climate change-related matters are addressed in accordance with the ORIX Group’s sustainability governance and enterprise-wide risk management framework as described in “Overview”, and are managed at both the corporate level (group-wide themes) and the business segment level.

1. Governance

At the corporate level (group-wide themes), climate change-related matters are addressed by the Sustainability Committee. The Committee discusses matters including the results of scenario analyses based on the TCFD recommendations, progress on initiatives to reduce GHG emissions, global developments and expected trends in regulatory developments, as well as requests and expectations from business partners. The Committee reports the substance of its deliberations to the Board of Directors and receives guidance as appropriate.

At the business segment level, each business division addresses climate-related risks under the responsibility of the head of the division. Specifically, for businesses with GHG emissions above a certain threshold, reduction measures are planned and implemented. In addition, where scenario analyses indicate that climate-related risks could have a material financial impact on the Group, appropriate response measures are examined. In addressing these risks, the Group considers various approaches tailored to the characteristics of each business, including not only initiatives through its own operations, but also engagement with investees, business partners, and the supply chain. Initiatives by each business division are determined following discussions at business strategy meetings involving top management, including internal directors, and are reported to the Sustainability Committee and the Board of Directors.

2. Strategy

For business segments with a high relevance to climate change, scenario analyses are conducted based on the TCFD recommendations. Based on these scenario analyses, the principal risks and opportunities common across multiple segments, as well as their potential impacts, are as follows.

(a)	Transition Risks

Transition risks may arise from regulatory changes, technological innovation and changes in business models associated with the transition to a decarbonized society. Such developments may adversely affect customers’ business performance and could result in increased credit-related expenses.

(b)	Physical Risks

Physical risks may arise from extreme weather events and natural disasters, including temporary suspension of operations, increased operating costs or difficulty in continuing business operations. In addition, abnormal weather events such as storms and natural disasters may impair investment and asset values.

(c)	Climate-Related Opportunities

Climate-related opportunities include the expansion of business opportunities associated with increased demand for renewable energy.

The ORIX Group recognizes that, while these climate-related risks and opportunities are relatively unlikely to result in significant one-off financial impacts in the short term (within one year), their impacts may become apparent over the medium to long term (beyond one year) as multiple factors accumulate. The Group also considers that the principal actions to address these risks and opportunities are as follows.

With respect to initiatives to reduce GHG emissions, the ORIX Group is considering emissions reduction measures, including potential facility modifications such as conversion to biomass-only fuel use, at two coal-biomass co-firing power plants that account for slightly less than 80% of the Group’s total GHG (CO2) emissions (Scope 1 and Scope 2). At other major emission sites, the Group has formulated plans to reduce Scope 2 emissions, including at investees of its investment business segments, and is implementing such plans in phases.

In addition, the ORIX Group conducts renewable energy power generation businesses in various countries. To further promote the widespread adoption of renewable energy, the Group is advancing initiatives such as power plant operation, management and maintenance services, as well as battery storage businesses.

3. Risk Management

Climate change-related risks are managed in accordance with the ORIX Group’s enterprise-wide risk management framework described in the sustainability disclosure above. Such climate-related risks are positioned within the Sustainability Committee’s group-wide risk assessment process and are managed together with other significant sustainability risks.

4 Metrics and Goals

ORIX Group has identified GHG (CO2) emissions as a principal metric for evaluating and managing climate change-related risks. The Group has established medium- and long-term internal targets for GHG emissions as part of its climate-related management framework.

Actual GHG (CO2) emissions (Scope 1 and Scope 2) are measured and monitored on a consolidated basis. For the fiscal year ended March 31, 2026, total GHG (CO2) emissions (Scope 1 and Scope 2) of the ORIX Group amounted to 1,005 thousand metric tons, representing a decrease of 261 thousand metric tons (approximately 20.6%) compared to the fiscal year ended March 31, 2020.

Of this total, emissions from two coal-biomass co-firing power plants amounted to 789 thousand metric tons, representing approximately 78.5% of total emissions. Emission levels may fluctuate depending on changes in the Group’s business portfolio and external conditions.

In addition, the ORIX Group monitors the balance of financing and investments in certain high GHG (CO2) emitting industries as part of its climate-related risk management.

Addressing Human Capital

1. Governance

Decisions on important basic policies related to human capital management and major personnel systems are deliberated by the Executive Committee and determined as management decisions. In addition, the Human Capital Council is convened on a regular basis, with the officer overseeing the Responsible for HR and Administration Unit serving as the secretariat and with participation from the Group CEO, the Business Unit

COOs, the Group CFO and other relevant executives. Through this council, the status of initiatives to strengthen human capital across the ORIX Group is shared and reviewed, and various measures based on policies decided by the Executive Committee are discussed. Furthermore, matters of significance in human resources strategy are reported by the officer overseeing the Responsible for HR and Administration Unit to the Board of Directors, and a framework is in place under which the Board of Directors exercises appropriate oversight.

At each ORIX Group company, personnel-related regulations, human resources measures and related initiatives are examined under the supervision of the officer responsible for human resources at each company. In principle, significant human resources measures and initiatives at ORIX Group companies are subject to prior consultation with or reporting to the Company’s Human Resources Department, thereby ensuring alignment with group-wide policies before implementation.

2. Strategy

(a)	ORIX Group’s Human Capital Management

ORIX Group has expanded outward from its core financial businesses into neighboring fields and has grown into a unique corporate group with a diversified business portfolio. We want to continue generating sustainable growth in an array of businesses, so we need to bring together diverse people with their own experience and skills and accelerate the fusion of knowledge that drives innovation. ORIX Group’s approach to human capital management has three components: instilling our unique core values that underlie our actions; enhancing our core capabilities, which serve as our capacity for organizational innovation; and providing a workplace in which diverse human resources can play an active role. The objective of our approach is to create new businesses and increase the value of existing operations to generate sustainable business growth.

i.	Instill core values

We define the core values of human capital management as realizing sustainable business growth that befits ORIX with behaviors that are aligned with the three values defined in the ORIX Group Purpose & Culture.

To assess how well these values are being practiced, we have adopted the “ORIX Value Score (OVS)” as a key indicator.

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

ORIX Group’s core capabilities are the unique organizational transformation capabilities that come from the expertise gained in growing a diverse business portfolio. We define “Multi-capability” as the power to drive entire businesses from a management perspective, which emerges from the combination of the three core capabilities.

To identify and systematically develop individuals who possess multi-capability and can lead business growth with a management-level perspective, we are working to enhance the effectiveness of our succession management framework. As a key performance indicator to track progress, we monitor the “Succession Readiness Ratio” for key positions.

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

iii.	Provide a workplace in which diverse human resources can play an active role

ORIX Group has created a series of valuable new businesses by bringing together diverse talent and engaging in ongoing discussions across organizational boundaries. Sustainable business growth requires a workplace in which diverse human resources can play an active role as the basis for instilling core values and enhancing core capabilities. We therefore accept people with diverse backgrounds and values, regardless of gender, nationality, or age, and are committed to maintaining a workplace in which employees can work in their own way with peace of mind. To quantitatively assess the quality of the workplace environment, we monitor the “Engagement Score”: a comprehensive indicator that measures both employee motivation and ease of working.

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

Creating a work environment where employees can work healthily and with peace of mind

In line with a policy of developing a wide range of options so that each employee can combine and utilize personnel systems according to their situation, we are promoting flexible working styles by establishing telecommuting systems, a super flextime system (flextime system without core working hours), an hourly paid leave system, introducing flexible seating arrangements, satellite offices and well-equipped mobile work environments.

Women’s success in the workplace and creating an environment that supports work-life balance and shared parenting

Taking the lead in women’s active participation in the workplace from a very early stage, ORIX began recruiting female university graduates for comprehensive work positions in 1982 before the enforcement of Japan’s Equal Employment Opportunity Law in 1986. To enable individuals to build their careers regardless of gender and participate in decision-making processes, we create a pipeline for future female leaders. We offer mentoring programs with department heads at the managerial level and facilitate external exchanges through cross-industry study groups. Additionally, in our selective training programs, we ensure equal opportunities by striving to align the gender ratio of participants with that of our workforce. We visualize the pipeline in collaboration with officers responsible for each division and the HR department, promoting the appointment of qualified individuals to management roles and providing appropriate job assignments based on their motivation and abilities to support their career development.

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

For information on diversity-related metrics, see “Item 6. Directors, Senior Management and Employees—Employees—2.Employees—Indicators related to diversity.”

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

3. Risk Management

The ORIX Group has achieved sustainable business growth by bringing together a diverse workforce and creating new business value through ongoing dialogue across organizational boundaries. We believe that fostering a workplace in which employees with diverse backgrounds can fully demonstrate their abilities, while enhancing employee motivation and ease of working, is essential to attracting, developing, and retaining talented human resources.

To identify risks related to human capital, employee perceptions and issues concerning the workplace environment, the ORIX Group conducts the ORIX Group Employee Engagement Survey on a regular basis. The survey results are analyzed by department and by theme, and are reported to management.

In addition, the status of succession readiness levels and potential successor candidates in each division is regularly shared among senior management. Through these discussions, we identify human capital-related issues necessary for the execution of management strategies and promote talent management from a medium- to long-term perspective.

4 Metrics and Goals

To realize the ORIX Group Purpose & Culture and enhance corporate value by maximizing the value of its human capital, ORIX has established key indicators for each of the three pillars of human capital as described in “2. Strategy (a) ORIX Group’s Human Capital Management,” and continuously monitors its progress.

ORIX Value Score(OVS)*1

Degree of implementation of behaviors based on the ORIX Group Purpose & Culture

	Results
	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
ORIX Group	57%	60%	64%
ORIX Corporation	60%	63%	67%
Group companies worldwide	57%	59%	64%

*[1]

The percentage of employees who answered affirmatively (highest two points on a five-point scale) to the statement, “The ORIX Group Purpose & Culture is in practice in my workplace” in the annual company engagement survey.

Succession Readiness Ratio

Average number of employees who could serve as successor candidates per key business leadership role

Results
As of October 31, 2024	As of June 30, 2025
2.3 people	2.5 people

Engagement Score*2

Comprehensively measures employee motivation and work environment

	Results
	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
ORIX Group	62%	65%	67%
ORIX Corporation	73%	76%	78%
Group companies worldwide	61%	64%	66%

*[2]

The percentage of employees who answered affirmatively (highest two points on a five-point scale) to the question in the Group’s annual engagement survey, “Overall, how satisfied are you with your company at present?”

PROFILE OF BUSINESS BY SEGMENT

For a discussion of the basis for the breakdown of segments, see Note 32 of “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for fiscal 2024, 2025 and 2026.

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in corporate profits (losses) in the reconciliation of segment profits to the condensed consolidated financial statement amounts. As a result, segment data for fiscal 2024 has been retrospectively reclassified.

	Years ended March 31,
	2024	2025	2026

	(Millions of yen)
Corporate Financial Services and Maintenance Leasing	¥83,244	¥90,329	¥100,740
Real Estate	67,055	70,541	78,509
PE Investment and Concession	43,967	98,872	125,611
Environment and Energy	38,072	(4,923)	115,772
Insurance	70,826	74,399	102,891
Banking and Credit	97,353	29,291	27,212
Aircraft and Ships	44,366	67,420	66,608
ORIX USA	27,931	39,915	954
ORIX Europe	41,638	44,373	63,051
Asia and Australia	47,069	34,451	51,249

Total segment profits	561,521	544,668	732,597

Difference between segment total and consolidated amounts	(91,546)	(64,205)	(41,166)

Total Consolidated Amounts	¥469,975	¥480,463	¥691,431

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

An overview of operations, operating environment and operating strategy for each of the ten segments follows. However, the operating strategy of each business may change in the future due to macroeconomic and other developments, for example those relating to the heightened tensions and conflicts in the Middle East, the Russia-Ukraine conflict, supply chain issues and inflation, and the impact of market volatility and potential economic or geopolitical instability around the world.

Corporate Financial Services and Maintenance Leasing

This segment consists of finance and fee business; leasing and rental of automobiles, electronic measuring instruments, and ICT-related equipment.

In corporate financial services, we are engaged in financial businesses with a focus on profitability, and fee businesses by providing life insurance and real estate brokerage products and services to domestic small and medium-sized enterprise customers, as well as business succession support and M&A broking. In the automobile-related businesses, we possess an industry-leading number of fleets and provide one-stop access to a full range of automobile services. In the rental business operated by ORIX Rentec Corporation, we are not only providing electronic measuring instruments, ICT-related equipment and power transformers lending, but we are also developing new services relating to robots, 3D printing, etc.

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

In the life insurance business, we sell life insurance through agents, banks and other financial institutions, face-to-face sales through our own consulting services, and online sales. With a core policy in product development to promptly provide products that meet the diverse and evolving needs of our customers, we have constantly expanded the product lineup and aim to increase corporate value. In addition, we are aiming to improve investment returns by expanding investments in high-yield assets, including alternative assets, and by flexibly reallocating our investment portfolio.

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

In the aircraft-related business, we are focusing on a wide range of profit opportunities, including operating leases of owned aircraft, sale of aircraft to investors, and asset management services for aircraft owned by domestic and overseas investors. We aim for medium- and long-term growth by further enhancing our presence in the global aircraft-leasing market through various initiatives, including mutually complementary relationships with Avolon. In the ship-related business, we are promoting asset replacement based on market conditions, while expanding fee income through investment arrangements for domestic corporate investors, ship asset management, and ship brokerage, as well as expanding our business scope by leveraging capital and business alliances.

ORIX USA

This segment consists of finance, investment, asset management, and advisory services.

ORIX Corporation USA has been strategically expanding its business domains and developing a diverse range of businesses, including corporate finance, bond investment, real estate finance, and private equity investment. In addition, by managing third-party off-balance sheet assets, we are working to appropriately control asset size and secure stable fee income, while aiming to improve capital efficiency and achieve sustainable profit growth.

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

Our overseas subsidiaries are primarily engaged in financial services such as leasing and lending across Asian countries and Australia and also invest in private equity in Asian countries, particularly in China. We will further enhance the functions of our overseas subsidiaries and invest in targeted markets in order to expand our business with an emphasis on profitability.

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

The following table shows the book values of the primary facilities we own, which include three office buildings and a hotel.

	As of March 31, 2026
	Book Value*[1]	Land Space*[2]
	(Millions of yen)	(Thousands of m²)
Office building (Tachikawa, Tokyo)	¥8,057	2
Office building (Shiba, Minato-ku, Tokyo)	30,734	2
Office building (Osaka, Osaka)	8,668	2
Hotel (Beppu, Oita)*[3]	50,135	166

*[1]	Right-of-use assets (hereinafter, “ROU assets”) are included in the book value.
*[2]	Land space is provided only for those facilities where we own the land.
*[3]	Book value of hotel (Beppu, Oita) includes advances for property under facility operations of ¥21 million.

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥203,169 million as of March 31, 2026.

As of March 31, 2026, the acquisition cost of equipment we held for operating leases amounted to ¥3,074,066 million, consisting of ¥1,987,797 million of transportation equipment, ¥523,388 million of measuring and information-related equipment, ¥461,203 million of real estate and ¥101,678 million of others, before accumulated depreciation. Accumulated depreciation on equipment held for operating leases was

¥1,033,293 million. We also recognized ¥69,030 million of ROU assets of operating leases, ¥44,415 million of accrued rental receivables and ¥(1,398) million of allowance for doubtful receivables on operating leases as of the same date.

As of March 31, 2026, we have no plans for construction of significant new office facilities, property under facility operations and operating lease equipment and property.

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

Lument Securities, a wholly owned subsidiary of ORIX Corporation USA, through which we conduct an investment banking, private placement and municipal securities business, is registered as a broker-dealer with the SEC and is a member of the Financial Industry Regulatory Authority (“FINRA”). Lument Securities is also a municipal securities dealer registered with the SEC and the Municipal Securities Rulemaking Board (“MSRB”), and hence is subject to regulation and oversight by the MSRB. Hilco Corporate Finance, a majority-owned subsidiary of ORIX Corporation USA, conducts investment banking and private placement services, and is registered as a broker-dealer with the SEC and is a member of FINRA. Lument Securities is registered as a broker-dealer in 53 U.S. jurisdictions,and Hilco Corporate Finance is registered as a broker-dealer in 24 U.S. jurisdictions, and as a result both are members of and subject to regulation by FINRA, a self-regulatory organization subject to oversight by the SEC that adopts and enforces rules governing the conduct, and examines the activities, of its member firms. State securities regulators also have regulatory oversight authority over Lument Securities and Hilco Corporate Finance. Broker-dealers are subject to regulations that cover all aspects of the securities business, including, among others, the implementation of a supervisory control system over the securities business, advertising and sales practices, conduct of and compensation in connection with public securities offerings, maintenance of adequate net capital, record keeping and the conduct and qualifications of employees.

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

Hilco Receivables, LLC, a majority-owned subsidiary of ORIX Corporation USA, is licensed in various U.S. states in connection with the purchase of consumer-purpose and business-purpose loans, and is subject to various state compliance regulations, including, among others, maintenance of surety bonds and adequate net capital, record keeping and business conduct.

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

Dutch-regulated subsidiaries of OCE are subject to European financial supervisory regulation, including, amongst others and as the case may be, the Alternative Investment Fund Managers Directive, the Undertakings for Collective Investment in Transferable Securities (“UCITS”) Directive, the Markets in Financial Instruments Directive, the European Market Infrastructure Regulation, the Market Abuse Regulation, the 5th Anti-Money Laundering Directive, the Benchmark Regulation, the Securities Financing Transactions Regulation and the Shareholder Rights Directive II. A Swiss regulated subsidiary of OCE is subject to the Swiss equivalent of these financial supervisory regulations (such as the Federal Act on Collective Investment Schemes, the Federal Ordinance on Collective Investment Schemes, the FINMA Collective Investment Schemes Ordinance, the Financial Services Act, the Financial Institutions Act, the Anti-Money Laundering Act, the Anti-Money Laundering Ordinance, the FINMA Anti-Money Laundering Ordinance). UK-regulated subsidiaries of OCE are subject to the UK Financial Conduct Authority (“FCA”), including, as the case may be, applicable provisions of the FCA Handbook. U.S.-regulated subsidiaries of OCE are subject to regulation, primarily at the federal level, by, as the case may be, the SEC, Department of Labor, Federal Reserve, Office of the Comptroller of the Currency, FINRA, National Futures Association (“NFA”), Department of Justice, Commodity Futures Trading Commission (“CFTC”) and New Hampshire Banking Department (“NHBD”), as well as being subject to the Advisers Act.

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

Certain other subsidiaries of OCE located across Europe, the United States and Asia that are affiliated with the Robeco group are registered, licensed or approved, as the case may be, by regulators in the jurisdictions in which they operate and subject to local regulations regarding their businesses. Such regulators include the Swiss Financial Market Supervisory Authority (“FINMA”), AFM, FCA, SEC, Securities & Futures Commission of Hong Kong, Financial Services Commission of Korea (“FSC”), Australian Securities and Investments Commission and Monetary Authority of Singapore.

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

Results Overview

In fiscal 2026, net income attributable to ORIX corporation shareholders increased 27% to ¥447.3 billion compared to fiscal 2025. For fiscal 2026, ROE was 10.4%.

Total segment profits in fiscal 2026 increased 35% to ¥732.6 billion to compared to fiscal 2025 due to a decrease in segment profit in Banking and Credit, Aircraft and Ships, and ORIX USA, offset by an increase in segment profit in Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Environment and Energy, Insurance, ORIX Europe, and Asia and Australia. The summary of the main factors behind the consolidated business results for fiscal 2026 is included in “Item 5. Operating and Financial Review and Prospects—The Fiscal Year vs Last Fiscal Year” in this annual report.

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

Services expense is directly associated with the sales and revenues separately reported within services income. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating Income.” We similarly view the provision for credit losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2026 Compared to Year Ended March 31, 2025” and “Year Ended March 31, 2025 Compared to Year Ended March 31, 2024.”

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

YEAR ENDED MARCH 31, 2026 COMPARED TO YEAR ENDED MARCH 31, 2025

Performance Summary

Financial Results

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except ratios, per Share data and percentages)
Total revenues	¥2,874,821	¥3,330,831	¥456,010	16
Total expenses	2,542,995	2,874,583	331,588	13
Income before Income Taxes	480,463	691,431	210,968	44
Net Income Attributable to ORIX Corporation Shareholders	351,630	447,265	95,635	27
Earnings per Share (Basic)	307.74	400.27	92.53	30
(Diluted)	307.16	399.40	92.24	30
ROE*1	8.8	10.4	1.6	—
ROA*2	2.12	2.57	0.45	—

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
*[2]	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.

Total revenues for fiscal 2026 increased 16% to ¥3,330,831 million compared to fiscal 2025 primarily due to increases in gains on investment securities and dividends, including the recognition of valuation gains on fund investments at our U.S. subsidiary and a gain related to the transfer of shares of Greenko Energy Holdings, as well as increases in life insurance premiums and related investment income, and service income.

Total expenses for fiscal 2026 increased 13% to ¥2,874,583 million compared to fiscal 2025 primarily due to increases in life insurance costs and selling, general and administrative expenses.

Equity in net income of equity method investments for fiscal 2026 increased 117% to ¥123,872 million compared to fiscal 2025 and gains on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2026 increased 27% to ¥111,311 million compared to fiscal 2025, primarily due to the recognition of a gain of ¥83,135 million from the transfer of shares of Greenko Energy Holdings.

Due to the above results, income before income taxes for fiscal 2026 increased 44% to ¥691,431 million compared to fiscal 2025 and net income attributable to ORIX Corporation Shareholders increased 27% to ¥447,265 million compared to fiscal 2025.

Balance Sheet data

	As of March 31,				Change
	2025		2026		Amount		Percent (%)

	(Millions of yen except ratios, per share and percentages)
Total Assets	¥16,866,251		¥18,002,776		¥1,136,525		7
(Segment assets)	16,456,627		17,435,466		978,839		6
Total Liabilities	12,691,036		13,378,965		687,929		5
(Short-term and Long-term debt)	6,282,798		6,537,994		255,196		4
(Deposits)	2,449,812		2,625,556		175,744		7
ORIX Corporation Shareholders’ Equity	4,089,782		4,482,500		392,718		10
ORIX Corporation Shareholders’ Equity per share	3,599.24		4,080.24		481.00		13
ORIX Corporation Shareholders’ Equity ratio*	24.2%		24.9%		0.7%		—
D/E ratio (Debt-to-equity ratio) (Short-term and Long-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	1.5	x	1.5	x	—	x	—

*	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.

Total assets increased 7% to ¥18,002,776 million compared to the balance as of March 31, 2025 primarily due to increases in investment in operating leases, cash and cash equivalents, installment loans and other assets (mainly reinsurance recoverables and goodwill). In addition, segment assets increased 6% to ¥17,435,466 million compared to the balance as of March 31, 2025.

Total liabilities increased 5% to ¥13,378,965 million compared to the balance as of March 31, 2025 primarily due to increases in long-term debt and deposits.

Shareholders’ equity increased 10% to ¥4,482,500 million compared to the balance as of March 31, 2025.

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

Effective April 1, 2026, we changed our operating segments used by our chief operating decision maker for allocating resources and assessing performance. Accordingly, segment information based on the new operating segment structure will be disclosed beginning in the first quarter of the fiscal year ending March 31, 2027.

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Revenues:
Corporate Financial Services and Maintenance Leasing	¥460,699	¥487,842	¥27,143	6
Real Estate	497,780	530,901	33,121	7
PE Investment and Concession	377,931	441,953	64,022	17
Environment and Energy	186,021	209,231	23,210	12
Insurance	518,363	643,045	124,682	24
Banking and Credit	63,304	76,439	13,135	21
Aircraft and Ships	119,592	130,016	10,424	9
ORIX USA	154,228	272,219	117,991	77
ORIX Europe	257,267	291,086	33,819	13
Asia and Australia	236,220	243,414	7,194	3

Segment Total	2,871,405	3,326,146	454,741	16

Difference between Segment Total and Consolidated Amounts	3,416	4,685	1,269	37

Consolidated Amounts	¥2,874,821	¥3,330,831	¥456,010	16

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Profits:
Corporate Financial Services and Maintenance Leasing	¥90,329	¥100,740	¥10,411	12
Real Estate	70,541	78,509	7,968	11
PE Investment and Concession	98,872	125,611	26,739	27
Environment and Energy	(4,923)	115,772	120,695	—
Insurance	74,399	102,891	28,492	38
Banking and Credit	29,291	27,212	(2,079)	(7)
Aircraft and Ships	67,420	66,608	(812)	(1)
ORIX USA	39,915	954	(38,961)	(98)
ORIX Europe	44,373	63,051	18,678	42
Asia and Australia	34,451	51,249	16,798	49

Segment Total	544,668	732,597	187,929	35

Difference between Segment Total and Consolidated Amounts	(64,205)	(41,166)	23,039	—

Consolidated Amounts	¥480,463	¥691,431	¥210,968	44

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services and Maintenance Leasing	¥1,884,565	¥1,876,895	¥(7,670)	(0)
Real Estate	1,158,293	1,235,906	77,613	7
PE Investment and Concession	1,022,944	1,050,561	27,617	3
Environment and Energy	1,016,175	1,018,777	2,602	0
Insurance	3,009,234	3,198,270	189,036	6
Banking and Credit	3,144,571	3,236,799	92,228	3
Aircraft and Ships	1,231,973	1,211,335	(20,638)	(2)
ORIX USA	1,593,939	1,940,471	346,532	22
ORIX Europe	669,306	801,175	131,869	20
Asia and Australia	1,725,627	1,865,277	139,650	8

Segment Total	16,456,627	17,435,466	978,839	6

Difference between Segment Total and Consolidated Amounts	409,624	567,310	157,686	38

Consolidated Amounts	¥16,866,251	¥18,002,776	¥1,136,525	7

Corporate Financial Services and Maintenance Leasing

Segment profits increased 12% to ¥100,740 million compared to the previous fiscal year primarily due to increases in operating leases revenues and equity in net income of equity method investments.

Segment assets totaled ¥1,876,895 million, remaining relatively unchanged compared to the end of the previous fiscal year primarily due to decreases in installment loans and loans to ORIX and its subsidiaries, partially offset by an increase in investment in operating leases.

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥63,271	¥68,600	¥5,329	8
Gains on investment securities and dividends	2,647	1,639	(1,008)	(38)
Operating leases	282,433	301,626	19,193	7
Sales of goods and real estate	4,202	4,689	487	12
Services income	108,146	111,288	3,142	3

Total Segment Revenues	460,699	487,842	27,143	6

Interest expense	7,306	12,025	4,719	65
Costs of operating leases	201,286	211,610	10,324	5
Costs of goods and real estate sold	3,335	3,778	443	13
Services expense	57,372	61,398	4,026	7
Other (income) and expense	18,305	18,505	200	1
Selling, general and administrative expenses	89,599	88,127	(1,472)	(2)
Provision for credit losses, and write-downs of long-lived assets and securities	2,199	3,348	1,149	52

Total Segment Expenses	379,402	398,791	19,389	5

Equity in Net income (Loss) of equity method investments and others	9,032	11,689	2,657	29

Segment Profits	¥90,329	¥100,740	¥10,411	12

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥569,380	¥577,187	¥7,807	1
Installment loans	424,370	393,442	(30,928)	(7)
Investment in operating leases	557,625	609,965	52,340	9
Investment in securities	29,690	31,876	2,186	7
Property under facility operations	43,857	42,088	(1,769)	(4)
Inventories	433	384	(49)	(11)
Advances for finance lease and operating lease	6,177	7,106	929	15
Equity method investments	16,375	8,481	(7,894)	(48)
Advances for property under facility operations	143	5	(138)	(97)
Goodwill, intangible assets acquired in business combinations	25,268	24,450	(818)	(3)
Other assets	211,247	181,911	(29,336)	(14)

Total Segment Assets	¥1,884,565	¥1,876,895	¥(7,670)	(0)

Real Estate

Segment profits increased 11% to ¥78,509 million compared to the previous fiscal year primarily due to increases in services income and equity in net income of equity method investments, partially offset by a decrease in operating leases revenues.

Segment assets increased 7% to ¥1,235,906 million compared to the end of the previous fiscal year primarily due to increases in investment in operating leases, inventories, and equity method investments, partially offset by decreases in property under facility operations.

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥4,860	¥5,052	¥192	4
Gains on investment securities and dividends	1,282	953	(329)	(26)
Operating leases	61,321	52,300	(9,021)	(15)
Sales of goods and real estate	107,859	126,074	18,215	17
Services income	322,458	346,522	24,064	7

Total Segment Revenues	497,780	530,901	33,121	7

Interest expense	2,616	5,721	3,105	119
Costs of operating leases	24,167	24,962	795	3
Costs of goods and real estate sold	89,593	108,329	18,736	21
Services expense	264,952	275,837	10,885	4
Other (income) and expense	1,664	(2,512)	(4,176)	—
Selling, general and administrative expenses	43,405	46,996	3,591	8
Provision for credit losses, and write-downs of long-lived assets and securities	3,098	878	(2,220)	(72)

Total Segment Expenses	429,495	460,211	30,716	7

Equity in Net income (Loss) of equity method investments and others	2,256	7,819	5,563	247

Segment Profits	¥70,541	¥78,509	¥7,968	11

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥45,810	¥38,903	¥(6,907)	(15)
Installment loans	30	14	(16)	(53)
Investment in operating leases	311,377	369,596	58,219	19
Investment in securities	6,209	9,363	3,154	51
Property under facility operations	175,153	153,861	(21,292)	(12)
Inventories	182,652	218,937	36,285	20
Advances for finance lease and operating lease	78,044	50,332	(27,712)	(36)
Equity method investments	177,956	214,196	36,240	20
Advances for property under facility operations	7,401	8,136	735	10
Goodwill, intangible assets acquired in business combinations	50,801	48,750	(2,051)	(4)
Other assets	122,860	123,818	958	1

Total Segment Assets	¥1,158,293	¥1,235,906	¥77,613	7

PE Investment and Concession

Segment profits increased 27% to ¥125,611 million compared to the previous fiscal year primarily due to increases in equity in net income of equity method investments, sales of goods and real estate, and services income, partially offset by a decrease in gains on sales of subsidiaries and equity method investments.

Segment assets increased 3% to ¥1,050,561 million compared to the end of the previous fiscal year primarily due to increases in equity method investments, goodwill, intangible assets acquired in business combinations, and property under facility operations, partially offset by a decrease in installment loans.

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥12,140	¥15,243	¥3,103	26
Gains on investment securities and dividends	851	1,861	1,010	119
Operating leases	42,698	36,441	(6,257)	(15)
Sales of goods and real estate	252,969	301,345	48,376	19
Services income	69,273	87,063	17,790	26

Total Segment Revenues	377,931	441,953	64,022	17

Interest expense	3,833	5,321	1,488	39
Costs of operating leases	26,389	23,331	(3,058)	(12)
Costs of goods and real estate sold	173,652	212,658	39,006	22
Services expense	48,890	59,934	11,044	23
Other (income) and expense	10,622	(3,460)	(14,082)	—
Selling, general and administrative expenses	88,370	92,620	4,250	5
Provision for credit losses, and write-downs of long-lived assets and securities	1,743	8,044	6,301	362

Total Segment Expenses	353,499	398,448	44,949	13

Equity in Net income (Loss) of equity method investments and others	74,440	82,106	7,666	10

Segment Profits	¥98,872	¥125,611	¥26,739	27

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥1,640	¥1,510	¥(130)	(8)
Installment loans	124,411	13,102	(111,309)	(89)
Investment in operating leases	46,796	45,398	(1,398)	(3)
Investment in securities	6,117	10,905	4,788	78
Property under facility operations	53,832	74,886	21,054	39
Inventories	41,021	44,370	3,349	8
Advances for finance lease and operating lease	3	1	(2)	(67)
Equity method investments	148,274	239,127	90,853	61
Advances for property under facility operations	728	3,996	3,268	449
Goodwill, intangible assets acquired in business combinations	331,003	352,682	21,679	7
Other assets	269,119	264,584	(4,535)	(2)

Total Segment Assets	¥1,022,944	¥1,050,561	¥27,617	3

Environment and Energy

Segment profits increased by ¥120,695 million to ¥115,772 million compared to the previous fiscal year primarily due to increases in gains on sales of subsidiaries and equity method investments and gains on investment securities and dividends, and a decrease in write-downs of long-lived assets.

Segment assets totaled ¥1,018,777 million, remaining relatively unchanged compared to the end of the previous fiscal year primarily due to increases in investment in securities and advances for property under facility operations, partially offset by a decrease in equity method investments.

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥1,402	¥11,938	¥10,536	751
Gains on investment securities and dividends	3,128	20,553	17,425	557
Operating leases	79	89	10	13
Sales of goods and real estate	3,307	3,311	4	0
Services income	178,105	173,340	(4,765)	(3)

Total Segment Revenues	186,021	209,231	23,210	12

Interest expense	13,170	15,499	2,329	18
Costs of operating leases	18	20	2	11
Costs of goods and real estate sold	1,786	2,050	264	15
Services expense	136,118	131,543	(4,575)	(3)
Other (income) and expense	446	(5,158)	(5,604)	—
Selling, general and administrative expenses	22,582	26,037	3,455	15
Provision for credit losses, and write-downs of long-lived assets and securities	20,573	6,772	(13,801)	(67)

Total Segment Expenses	194,693	176,763	(17,930)	(9)

Equity in Net income (Loss) of equity method investments and others	3,749	83,304	79,555	—

Segment Profits	¥(4,923)	¥115,772	¥120,695	—

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥2,092	¥1,638	¥(454)	(22)
Installment loans	3,609	6,004	2,395	66
Investment in operating leases	237	241	4	2
Investment in securities	32,032	142,410	110,378	345
Property under facility operations	487,241	496,063	8,822	2
Inventories	2,551	3,401	850	33
Equity method investments	170,946	10,291	(160,655)	(94)
Advances for property under facility operations	70,081	115,763	45,682	65
Goodwill, intangible assets acquired in business combinations	120,743	117,197	(3,546)	(3)
Other assets	126,643	125,769	(874)	(1)

Total Segment Assets	¥1,016,175	¥1,018,777	¥2,602	0

Insurance

Segment profits increased 38% to ¥102,891 million compared to the previous fiscal year primarily due to an increase in life insurance premiums and related investment income.

Segment assets increased 6% to ¥3,198,270 million compared to the end of the previous fiscal year primarily due to increases in reinsurance recoverables and investment in securities, partially offset by a decrease in cash and cash equivalents.

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥280	¥141	¥(139)	(50)
Life insurance premiums and related investment income	518,084	642,904	124,820	24
Services income	(1)	0	1	—

Total Segment Revenues	518,363	643,045	124,682	24

Interest expense	256	545	289	113
Life insurance costs	384,910	480,603	95,693	25
Other (income) and expense	(110)	(3)	107	—
Selling, general and administrative expenses	58,904	58,979	75	0
Provision for credit losses, and write-downs of long-lived assets and securities	4	30	26	650

Total Segment Expenses	443,964	540,154	96,190	22

Equity in Net income (Loss) of equity method investments and others	(0)	(0)	(0)	—

Segment Profits	¥74,399	¥102,891	¥28,492	38

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥12,805	¥15,191	¥2,386	19
Investment in operating leases	26,167	25,457	(710)	(3)
Investment in securities	2,234,453	2,288,116	53,663	2
Equity method investments	35,865	46,002	10,137	28
Goodwill, intangible assets acquired in business combinations	4,452	4,452	0	—
Other assets	695,492	819,052	123,560	18

Total Segment Assets	¥3,009,234	¥3,198,270	¥189,036	6

Banking and Credit

Segment profits decreased 7% to ¥27,212 million compared to the previous fiscal year primarily due to a decrease in gains on investment securities and dividends.

Segment assets increased 3% to ¥3,236,799 million compared to the end of the previous fiscal year primarily due to increases in installment loans and cash and cash equivalents, partially offset by a decrease in investment in securities.

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥60,290	¥78,903	¥18,613	31
Gains on investment securities and dividends	100	(5,348)	(5,448)	—
Services income	2,914	2,884	(30)	(1)

Total Segment Revenues	63,304	76,439	13,135	21

Interest expense	7,184	19,809	12,625	176
Services expense	7,590	7,399	(191)	(3)
Other (income) and expense	40	(89)	(129)	—
Selling, general and administrative expenses	20,822	23,854	3,032	15
Provision for credit losses, and write-downs of long-lived assets and securities	(176)	188	364	—

Total Segment Expenses	35,460	51,161	15,701	44

Equity in Net income (Loss) of equity method investments and others	1,447	1,934	487	34

Segment Profits	¥29,291	¥27,212	¥(2,079)	(7)

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans	¥2,511,736	¥2,685,320	¥173,584	7
Investment in securities	305,441	166,331	(139,110)	(46)
Equity method investments	43,934	44,544	610	1
Other assets	283,460	340,604	57,144	20

Total Segment Assets	¥3,144,571	¥3,236,799	¥92,228	3

Aircraft and Ships

Segment profits decreased 1% to ¥66,608 million compared to the previous fiscal year primarily due to an increase in selling, general and administrative expenses, and a decrease in equity in net income of equity method investments, partially offset by an increase in services income.

Segment assets decreased 2% to ¥1,211,335 million compared to the end of the previous fiscal year primarily due to decreases in investment in operating leases and installment loans, and cash and cash equivalents, partially offset by an increase in goodwill, intangible assets acquired in business combinations.

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)
	(Millions of yen, except percentage data)
Finance revenues	¥5,769	¥3,853	¥(1,916)	(33)
Gains on investment securities and dividends	(24)	272	296	—
Operating leases	96,856	102,827	5,971	6
Sales of goods and real estate	852	1,093	241	28
Services income	16,139	21,971	5,832	36

Total Segment Revenues	119,592	130,016	10,424	9

Interest expense	20,159	19,386	(773)	(4)
Costs of operating leases	40,986	46,309	5,323	13
Costs of goods and real estate sold	864	1,120	256	30
Services expense	6,724	8,268	1,544	23
Other (income) and expense	68	(1,527)	(1,595)	—
Selling, general and administrative expenses	11,967	15,328	3,361	28
Provision for credit losses, and write-downs of long-lived assets and securities	3	4	1	33

Total Segment Expenses	80,771	88,888	8,117	10

Equity in Net income (Loss) of equity method investments and others	28,599	25,480	(3,119)	(11)

Segment Profits	¥67,420	¥66,608	¥(812)	(1)

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥0	¥12,372	¥12,372	—
Installment loans	36,119	17,078	(19,041)	(53)
Investment in operating leases	599,813	590,639	(9,174)	(2)
Investment in securities	9,387	2,217	(7,170)	(76)
Property under facility operations	28	24	(4)	(14)
Inventories	1,588	826	(762)	(48)
Advances for finance lease and operating lease	27,816	28,431	615	2
Equity method investments	402,567	410,193	7,626	2
Goodwill, intangible assets acquired in business combinations	43,024	55,804	12,780	30
Other assets	111,631	93,751	(17,880)	(16)

Total Segment Assets	¥1,231,973	¥1,211,335	¥(20,638)	(2)

ORIX USA

Segment profits decreased 98% to ¥954 million compared to the previous fiscal year primarily due to increases in impairment of goodwill and intangible assets and selling, general and administrative expenses, a decrease in gains on sales of subsidiaries and equity method investments, and an increase in provision for credit losses, partially offset by an increase in gains on investment securities and dividends.

Segment assets increased 22% to ¥1,940,471 million compared to the end of the previous fiscal year due to an increase in goodwill, intangible assets acquired in business combinations as a result of a new acquisition of a subsidiary in the second quarter of fiscal 2026, and increases in installment loans and trade notes, accounts and other receivables.

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥102,627	¥106,559	¥3,932	4
Gains on investment securities and dividends	119	89,425	89,306	—
Operating leases	861	2,670	1,809	210
Sales of goods and real estate	543	2,535	1,992	367
Services income	50,078	71,030	20,952	42

Total Segment Revenues	154,228	272,219	117,991	77

Interest expense	40,016	52,997	12,981	32
Costs of operating leases	1,496	2,851	1,355	91
Costs of goods and real estate sold	307	1,659	1,352	440
Services expense	2,823	1,947	(876)	(31)
Other (income) and expense	(3,382)	51,322	54,704	—
Selling, general and administrative expenses	95,406	123,875	28,469	30
Provision for credit losses, and write-downs of long-lived assets and securities	7,669	25,342	17,673	230

Total Segment Expenses	144,335	259,993	115,658	80

Equity in Net income (Loss) of equity method investments and others	30,022	(11,272)	(41,294)	—

Segment Profits	¥39,915	¥954	¥(38,961)	(98)

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥451	¥433	¥(18)	(4)
Installment loans	652,805	757,103	104,298	16
Investment in operating leases	21,260	39,605	18,345	86
Investment in securities	487,022	503,966	16,944	3
Property under facility operations and servicing assets	76,469	82,749	6,280	8
Inventories	137	699	562	410
Equity method investments	54,817	65,577	10,760	20
Goodwill, intangible assets acquired in business combinations	171,884	297,167	125,283	73
Other assets	129,094	193,172	64,078	50

Total Segment Assets	¥1,593,939	¥1,940,471	¥346,532	22

ORIX Europe

Segment profits increased 42% to ¥63,051 million compared to the previous fiscal year primarily due to increases in gains on sales of subsidiaries and equity method investments, and services income.

Segment assets increased 20% to ¥801,175 million compared to the end of the previous fiscal year primarily due to a general increase as a result of foreign exchange effects.

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥4,077	¥3,360	¥(717)	(18)
Gains on investment securities and dividends	4,408	13,869	9,461	215
Services income	248,782	273,857	25,075	10

Total Segment Revenues	257,267	291,086	33,819	13

Interest expense	665	687	22	3
Services expense	66,446	72,084	5,638	8
Other (income) and expense	4,231	4,586	355	8
Selling, general and administrative expenses	138,859	157,595	18,736	13
Provision for credit losses, and write-downs of long-lived assets and securities	115	148	33	29

Total Segment Expenses	210,316	235,100	24,784	12

Equity in Net income (Loss) of equity method investments and others	(2,578)	7,065	9,643	—

Segment Profits	¥44,373	¥63,051	¥18,678	42

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities	¥86,008	¥114,919	¥28,911	34
Equity method investments	8,578	6,005	(2,573)	(30)
Goodwill, intangible assets acquired in business combinations	354,801	393,782	38,981	11
Other assets	219,919	286,469	66,550	30

Total Segment Assets	¥669,306	¥801,175	¥131,869	20

Asia and Australia

Segment profits increased 49% to ¥51,249 million compared to the previous fiscal year primarily due to increases in equity in net income of equity method investments, and gains on sales of subsidiaries and equity method investments.

Segment assets increased 8% to ¥1,865,277 million compared to the end of the previous fiscal year primarily due to a general increase as a result of foreign exchange effects.

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues	¥74,961	¥73,492	¥(1,469)	(2)
Gains on investment securities and dividends	1,933	5,830	3,897	202
Operating leases	135,169	139,189	4,020	3
Sales of goods and real estate	751	482	(269)	(36)
Services income	23,406	24,421	1,015	4

Total Segment Revenues	236,220	243,414	7,194	3

Interest expense	41,761	38,177	(3,584)	(9)
Costs of operating leases	97,249	99,936	2,687	3
Costs of goods and real estate sold	684	407	(277)	(40)
Services expense	14,710	15,898	1,188	8
Other (income) and expense	(5,654)	(1,050)	4,604	—
Selling, general and administrative expenses	44,342	46,707	2,365	5
Provision for credit losses, and write-downs of long-lived assets and securities	9,983	7,169	(2,814)	(28)

Total Segment Expenses	203,075	207,244	4,169	2

Equity in Net income (Loss) of equity method investments and others	1,306	15,079	13,773	—

Segment Profits	¥34,451	¥51,249	¥16,798	49

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases	¥547,966	¥615,351	¥67,385	12
Installment loans	315,128	286,330	(28,798)	(9)
Investment in operating leases	394,764	463,491	68,727	17
Investment in securities	37,768	38,289	521	1
Property under facility operations	1,844	2,028	184	10
Inventories	615	267	(348)	(57)
Advances for finance lease and operating lease	4,833	4,210	(623)	(13)
Equity method investments	260,395	261,415	1,020	0
Advances for property under facility operations	51	0	(51)	—
Goodwill, intangible assets acquired in business combinations	6,986	7,098	112	2
Other assets	155,277	186,798	31,521	20

Total Segment Assets	¥1,725,627	¥1,865,277	¥139,650	8

Revenues, New Business Volumes and Investments

Finance revenues

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Finance revenues:
Finance revenues	¥328,356	¥365,570	¥37,214	11

Finance revenues increased 11% to ¥365,570 million for fiscal 2026 compared to fiscal 2025 primarily due to an increase in loan balances and higher interest rates in Japan, as well as higher interest on securities.

Net investment in leases

	As of and for the year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases:
New equipment acquisitions	¥522,223	¥527,639	¥5,416	1
Japan	210,189	214,873	4,684	2
Overseas	312,034	312,766	732	0
Net investment in leases	1,167,380	1,247,491	80,111	7

New equipment acquisitions related to net investment in leases increased 1% to ¥527,639 million compared to fiscal 2025. In Japan, new equipment acquisitions increased 2% in fiscal 2026 compared to fiscal 2025. In overseas, new equipment acquisitions increased ¥732 million in fiscal 2026 compared to fiscal 2025.

Net investment in leases as of March 31, 2026 increased 7% to ¥1,247,491 million compared to March 31, 2025 primarily due to an increase in overseas assets resulting from foreign exchange effects.

As of March 31, 2026, no single lessee represented more than 1% of the balance of net investment in leases. As of March 31, 2026, 50% of our net investment in leases were to lessees in Japan, while 50% were to overseas lessees. 9% of our net investment in leases were to lessees in Malaysia, 8% of our net investment in leases were to lessees in South Korea and China, and 6% of our net investment in leases were to lessees in Australia. No other overseas country represented 5% or more of our total portfolio of net investment in leases.

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Net investment in leases by category:
Transportation equipment	¥550,810	¥610,964	¥60,154	11
Industrial equipment	213,939	226,039	12,100	6
Electronics	97,461	90,395	(7,066)	(7)
Information-related and office equipment	123,092	122,243	(849)	(1)
Commercial services equipment	68,995	80,311	11,316	16
Other	113,083	117,539	4,456	4

Total	¥1,167,380	¥1,247,491	¥80,111	7

For further information, see Note 6 of “Item 18. Financial Statements.”

Installment loans

	As of and for the year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans:
New loans added	¥1,510,598	¥1,646,521	¥135,923	9
Japan	1,165,864	1,152,803	(13,061)	(1)
Overseas	344,734	493,718	148,984	43
Installment loans	4,081,019	4,173,582	92,563	2

Note:

The balance of installment loans related to our life insurance operations is included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New loans added increased 9% to ¥1,646,521 million compared to fiscal 2025. In Japan, new loans added decreased 1% to ¥1,152,803 million compared to fiscal 2025. In overseas, new loans added increased 43% to ¥493,718 million compared to fiscal 2025.

The balance of installment loans as of March 31, 2026 increased 2% to ¥4,173,582 million compared to March 31, 2025, primarily due to new loans originated in Japan, which contributed to the increase in the balance.

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Real estate loans	¥1,901,794	¥1,989,371	¥87,577	5
Card loans	67,874	64,600	(3,274)	(5)
Other	7,259	5,631	(1,628)	(22)

Subtotal	1,976,927	2,059,602	82,675	4

Corporate borrowers in Japan
Real estate companies	415,666	461,006	45,340	11
Non-recourse loans	301,477	343,121	41,644	14
Commercial, industrial and other companies	233,270	229,097	(4,173)	(2)

Subtotal	950,413	1,033,224	82,811	9

Consumer borrowers in overseas
Real estate loans	55,022	38,122	(16,900)	(31)
Other	39,172	39,302	130	0

Subtotal	94,194	77,424	(16,770)	(18)

Corporate borrowers in overseas
Real estate companies*1	228,793	216,272	(12,521)	(5)
Non-recourse loans	86,724	200,308	113,584	131
Commercial, industrial and other companies	591,103	549,995	(41,108)	(7)

Subtotal	906,620	966,575	59,955	7

Equity method investees	131,476	20,543	(110,933)	(84)

Purchased loans*2	21,389	16,214	(5,175)	(24)

Total	¥4,081,019	¥4,173,582	¥92,563	2

*1	Includes the outstanding balance of loans that were previously sold with a repurchase option and are recorded as assets for accounting purposes in accordance with ASC 860 (“Transfers and Servicing”.)
*2

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

As of March 31, 2026, ¥15,191 million, or 0.4%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.

As of March 31, 2026, ¥677,278 million, or 16.2%, of the balance of installment loans were to real estate companies in Japan and overseas.

The balance of installment loans to consumer borrowers in Japan as of March 31, 2026 increased 4% to ¥2,059,602 million compared to the balance as of March 31, 2025, primarily due to an increase in new loans added. The balance of installment loans to corporate borrowers in Japan as of March 31, 2026 increased 9% to ¥1,033,224 million compared to the balance as of March 31, 2025, primarily due to an increase in new loans added in the banking business. The balance of installment loans to consumer borrowers in overseas as of March 31, 2026 decreased 18% to ¥77,424 million compared to the balance as of March 31, 2025, primarily due to a decrease of such loans in Asia. The balance of installment loans to corporate borrowers overseas as of March 31, 2026 increased 7% to ¥966,575 million compared to the balance as of March 31, 2025, primarily due to an increase in the Americas. The balance of installment loans to equity method investees as of March 31, 2026 decreased 84% to ¥20,543 million compared to the balance as of March 31, 2025, primarily due to the termination of loans.

For further information, see Note 7 of “Item 18. Financial Statements.”

Asset quality

Net investment in leases

	As of March 31,
	2025	2026

	(Millions of yen, except percentage data)
Non-performing net investment in leases and allowance for credit losses on net investment in leases:
Non-performing net investment in leases	¥21,820	¥27,077
Non-performing net investment in leases as a percentage of the balance of net investment in leases	1.87%	2.17%
Provision for credit losses as a percentage of the average balance of net investment in leases*	0.42%	0.41%
Allowance for credit losses on net investment in leases	¥18,122	¥19,907
Allowance for credit losses on net investment in leases as a percentage of the balance of net investment in leases	1.55%	1.60%
The ratio of charge-offs as a percentage of the average balance of net investment in leases*	0.29%	0.38%

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

The balance of non-performing net investment in leases increased ¥5,257 million to ¥27,077 million as of March 31, 2026 compared to March 31, 2025. As a result, the non-performing net investment in leases as a percentage of net investment in leases as of March 31, 2026 increased 0.3% to 2.17% from March 31, 2025.

We believe that the ratio of allowance for credit losses to the balance of investment in net investment in leases provides a reasonable indication that our allowance for credit losses was appropriate as of March 31, 2026 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•

all lease contracts are secured by collateral consisting of the underlying leased assets, and we can expect to recover at least a portion of the outstanding lease receivables by selling the collateral.

Loans not individually assessed for credit losses

	As of March 31,
	2025	2026

	(Millions of yen, except percentage data)
Non-performing loans not individually assessed for credit losses and allowance for credit losses on installment loans not individually assessed for credit losses:
Non-performing loans not individually assessed for credit losses	¥30,214	¥18,276
Non-performing loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	0.76%	0.45%
Provision for credit losses as a percentage of the average balance of installment loans not individually assessed for credit losses*	0.03%	0.07%
Allowance for credit losses on installment loans not individually assessed for credit losses	¥21,355	¥21,585
Allowance for credit losses on installment loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	0.54%	0.54%
The ratio of charge-offs as a percentage of the average balance of loans not individually assessed for credit losses*	0.07%	0.07%

Note:

The table above excludes the outstanding balance of loans that were previously sold with a repurchase option and are recorded as assets for accounting purposes in accordance with ASC 860 (“Transfers and Servicing”).

*	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

The provision for credit losses as a percentage of the average balance of installment loans not individually assessed for credit losses increased 0.04% compared to fiscal 2025, primarily due to the impact of the reversal of allowance recorded in the prior fiscal year and increased provision for credit losses in the Americas during the current fiscal year.

The balance of non-performing loans not individually assessed that are estimated for credit losses by using installment loans with similar risk characteristics as one pool decreased ¥11,938 million to ¥18,276 million as of March 31, 2026 compared to March 31, 2025.

	As of March 31,
	2025	2026

	(Millions of yen)
Non-performing loans not individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥987	¥0

Subtotal	987	0

Corporate borrowers in Japan
Real estate companies	8	19
Commercial, industrial and other companies	178	165

Subtotal	186	184

Consumer borrowers in overseas
Real estate loans	308	257
Other	452	462

Subtotal	760	719

Corporate borrowers in overseas
Real estate companies	648	94
Non-recourse loans	2,183	3,908
Commercial, industrial and other companies	25,450	13,371

Subtotal	28,281	17,373

Total	¥30,214	¥18,276

Note:

The table above excludes the outstanding balance of loans that were previously sold with a repurchase option and are recorded as assets for accounting purposes in accordance with ASC 860 (“Transfers and Servicing”).

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

Loans individually assessed for credit losses

	As of March 31,
	2025	2026

	(Millions of yen)
Non-performing loans individually assessed for credit losses and allowance for credit losses on installment loans individually assessed for credit losses:
Non-performing installment loans individually assessed for credit losses	¥62,433	¥67,498
Allowance for credit losses on installment loans individually assessed for credit losses*	16,393	26,422

*

The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

The provision for credit losses on installment loans individually assessed for credit losses was ¥6,962 million and ¥15,470 million, respectively, in fiscal 2025 and fiscal 2026. The charge-off of installment loans individually assessed for credit losses was ¥4,718 million and ¥6,518 million, respectively, in fiscal 2025 and fiscal 2026. The provision for credit losses on installment loans individually assessed for credit losses increased ¥8,508 million compared to fiscal 2025. The provision for credit losses on loans individually assessed increased mainly in the Americas. The charge-off of installment loans individually assessed for credit losses increased ¥1,800 million compared to fiscal 2025.

The table below sets forth the outstanding balance of non-performing loans individually assessed for credit losses by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually assessed for credit losses.

	As of March 31,
	2025	2026

	(Millions of yen)
Non-performing loans individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥10,353	¥10,348
Other	86	0

Subtotal	10,439	10,348

Corporate borrowers in Japan
Real estate companies	549	535
Commercial, industrial and other companies	598	573

Subtotal	1,147	1,108

Consumer borrowers in overseas
Real estate loans	5,368	11,207
Other	1,884	724

Subtotal	7,252	11,931

Corporate borrowers in overseas
Real estate companies	2,769	2,087
Non-recourse loans	1,648	8,098
Commercial, industrial and other companies	36,569	33,699

Subtotal	40,986	43,884

Loans to Equity method investees	1,345	0

Purchased loans	1,264	227

Total	¥62,433	¥67,498

For further information, see Note 8 of “Item 18. Financial Statements.”

Allowance for credit losses

We recognize allowances for credit losses on net investment in leases and installment loans.

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Allowance for credit losses:
Beginning balance	¥57,090	¥55,870	¥(1,220)	(2)
Net investment in leases	16,780	18,122	1,342	8
Loans not individually assessed for credit losses	25,975	21,355	(4,620)	(18)
Loans individually assessed for credit losses	14,335	16,393	2,058	14
Provision (Reversal) *1	13,074	23,292	10,218	78
Net investment in leases	4,934	4,933	(1)	(0)
Loans not individually assessed for credit losses	1,178	2,889	1,711	145
Loans individually assessed for credit losses	6,962	15,470	8,508	122
Charge-offs (net)	(10,823)	(13,908)	(3,085)	29
Net investment in leases	(3,414)	(4,573)	(1,159)	34
Loans not individually assessed for credit losses	(2,691)	(2,817)	(126)	5
Loans individually assessed for credit losses	(4,718)	(6,518)	(1,800)	38
Other *2	(3,471)	9,458	12,929	—
Net investment in leases	(178)	1,425	1,603	—
Loans not individually assessed for credit losses	(3,107)	158	3,265	—
Loans individually assessed for credit losses	(186)	7,875	8,061	—
Ending balance	55,870	74,712	18,842	34
Net investment in leases	18,122	19,907	1,785	10
Loans not individually assessed for credit losses	21,355	21,585	230	1
Loans individually assessed for credit losses	16,393	33,220	16,827	103

*1

“Provision for credit losses” in the consolidated statements of income amounted to ¥18,723 million and ¥34,017 million for fiscal 2025 and 2026, respectively, and the amounts include provision for credit losses on other than net investment in leases and installment loans.

*2	“Other” mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Provision for credit losses:
Net investment in leases	¥4,934	¥4,933	¥(1)	(0)
Loans not individually assessed for credit losses	1,178	2,889	1,711	145
Loans individually assessed for credit losses	6,962	15,470	8,508	122

Subtotal	13,074	23,292	10,218	78

Off-balance sheet credit exposures	5,297	7,211	1,914	36
Available-for-sale debt securities	173	2,032	1,859	1,075
Other financial assets measured at amortized cost	179	1,482	1,303	728

Total	¥18,723	¥34,017	¥15,294	82

The provision on installment loans not individually assessed for credit losses were ¥1,178 million and ¥2,889 million in fiscal 2025 and 2026, respectively. The provision for credit losses on loans not individually assessed in fiscal 2026 increased compared to fiscal 2025 primarily due to an increase in asset balance and the impact of the reversal of allowance recorded in the prior fiscal year in the Americas.

The provision on installment loans individually assessed for credit losses were ¥6,962 million and ¥15,470 million in fiscal 2025 and 2026, respectively. The provision for credit losses on loans individually assessed increased mainly in the Americas.

The provision for credit losses on off-balance sheet credit exposures were ¥5,297 million and ¥7,211 million in fiscal 2025 and fiscal 2026, respectively, mainly due to the deterioration in macroeconomic forecasts in certain markets and increases in exposure in the Americas.

For further information, see Note 8 of “Item 18. Financial Statements.” In addition, for further information about allowance for off-balance sheet credit exposures and allowance for credit losses on available-for-sale debt securities, see Note 31 and 9 of “Item 18. Financial Statements.”

Investment in Securities

	As of and for the year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities:
New securities added	¥777,170	¥745,123	¥(32,047)	(4)
Japan	621,839	629,270	7,431	1
Overseas	155,331	115,853	(39,478)	(25)
Investment in securities	3,234,547	3,308,829	74,282	2

Note:

The balance of investment in securities related to our life insurance operations is included in investment in securities in our consolidated balance sheets; however, income and losses on investment in securities are recorded in life insurance premiums and related investment income in our consolidated statements of income.

New securities added decreased 4% to ¥745,123 million in fiscal 2026 compared to fiscal 2025. New securities added in Japan increased 1% in fiscal 2026 compared to fiscal 2025 primarily due to an increase in investments in corporate debt securities. New securities added overseas decreased 25% in fiscal 2026 compared to fiscal 2025 primarily due to a decrease in CMBS and RMBS in the Americas and other asset-backed securities and debt securities.

The balance of our investment in securities as of March 31, 2026 increased 2% to ¥3,308,829 million compared to March 31, 2025.

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in securities by security type:
Equity securities	¥626,910	¥782,413	¥155,503	25
Available-for-sale debt securities	2,607,637	2,526,416	(81,221)	(3)

Total	¥3,234,547	¥3,308,829	¥74,282	2

Investments in equity securities as of March 31, 2026 increased 25% to ¥782,413 million compared to March 31, 2025 primarily due to the transfer to equity securities from the sale of equity-method investments and increases in fund investments. Investments in available-for-sale debt securities as of March 31, 2026 decreased 3% to ¥2,526,416 million compared to March 31, 2025 primarily due to increases in unrealized losses on government bonds and sales of Japanese prefectural and foreign municipal bonds and corporate debt securities, partially offset by an increase in investments in corporate debt securities.

For further information, see Note 9 of “Item 18. Financial Statements.”

Gains on investment securities and dividends

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Gains on investment securities and dividends:
Net gains on investment securities	¥11,825	¥127,024	¥115,199	974
Dividends income	2,499	1,924	(575)	(23)

Total	¥14,324	¥128,948	¥114,624	800

Notes:	1.	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.
	2.	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities”.

Net gains on investment securities increased 974% to ¥127,024 million in fiscal 2026 compared to fiscal 2025 primarily due to an increase in gains on net unrealized holding gains (losses) on fund investments at our U.S. subsidiary and unrealized gains on equity securities. Dividends income decreased 23% to ¥1,924 million in fiscal 2026 compared to fiscal 2025. Due to the above results, gains on investment securities and dividends increased 800% to ¥128,948 million in fiscal 2026 compared to fiscal 2025.

As of March 31, 2026, gross unrealized gains on available-for-sale debt securities, including those held in connection with our life insurance operations, were ¥37,254 million, compared to ¥25,470 million as of March 31, 2025. As of March 31, 2026, gross unrealized losses on available-for-sale debt securities, including those held in connection with our life insurance operations, were ¥910,471 million, compared to ¥591,199 million as of March 31, 2025.

Operating leases

	As of and for the year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥624,444	¥641,185	¥16,741	3
Costs of operating leases	394,821	411,939	17,118	4
New equipment acquisitions	758,837	739,416	(19,421)	(3)
Japan	316,726	426,604	109,878	35
Overseas	442,111	312,812	(129,299)	(29)
Investment in operating leases	1,967,178	2,152,820	185,642	9

Revenues from operating leases in fiscal 2026 increased 3% to ¥641,185 million compared to fiscal 2025 primarily due to an increase in revenues from leases in the measuring and information-related equipment rental business. In fiscal 2025 and 2026, gains from the disposition of operating lease assets were ¥76,633 million and ¥70,115 million, respectively.

Costs of operating leases increased 4% to ¥411,939 million in fiscal 2026 compared to fiscal 2025 primarily due to an increase in depreciation expenses resulting from an increase in investments in the measuring and information-related equipment rental business.

New equipment acquisitions related to operating leases decreased 3% to ¥739,416 million in fiscal 2026 compared to fiscal 2025 primarily due to a decrease in investments in the aircraft leasing business and investments in the ship leasing business, despite an increase in investments in the measuring and information-related equipment rental business and automobile leasing business.

Investment in operating leases as of March 31, 2026 increased 9% to ¥2,152,820 million compared to March 31, 2025 primarily due to an increase in investments in the measuring and information-related equipment rental business and investments in the real estate leasing business.

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥1,292,630	¥1,332,029	¥39,399	3
Measuring and information-related equipment	194,798	246,583	51,785	27
Real estate	309,810	403,421	93,611	30
Other	51,667	58,740	7,073	14
Right-of-use assets	73,518	69,030	(4,488)	(6)
Accrued rental receivables	46,248	44,415	(1,833)	(4)
Allowance for doubtful receivables on operating leases	(1,493)	(1,398)	95	—

Total	¥1,967,178	¥2,152,820	¥185,642	9

Investment in transportation equipment operating leases as of March 31, 2026 increased 3% to ¥1,332,029 million compared to March 31, 2025 primarily due to an increase in investments in the automobile leasing business. Investment in measuring and information-related equipment operating leases as of March 31, 2026 increased 27% to ¥246,583 million compared to March 31, 2025 primarily due to an increase in investments in the rental business. Investment in real estate operating leases as of March 31, 2026 increased 30% to ¥403,421 million compared to March 31, 2025 primarily due to an increase in investments in real estate under operating leases in Japan. Investment in other operating leases as of March 31, 2026 increased 14% to ¥58,740 million compared to March 31, 2025 primarily due to an increase in investments in the rental business.

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

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥481,432	¥506,120	¥24,688	5
Life insurance-related investment income	33,827	134,039	100,212	296

Total	¥515,259	¥640,159	¥124,900	24

Life insurance costs	¥384,753	¥479,937	¥95,184	25

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income (loss):
Net income on investment securities and investment in partnerships and other investments	¥30,574	¥115,906	¥85,332	279
Gains and losses recognized in income on derivative	(3,263)	6,898	10,161	—
Interest on loans, income on real estate under operating leases, and others	6,516	11,235	4,719	72

Total	¥33,827	¥134,039	¥100,212	296

Life insurance premiums and related investment income increased 24% to ¥640,159 million in fiscal 2026 compared to fiscal 2025.

Life insurance premiums increased 5% to ¥506,120 million in fiscal 2026 compared to fiscal 2025 primarily due to an increase in annualized net premiums from new policies and others.

Life insurance-related investment income increased 296% to ¥134,039 million in fiscal 2026 compared to fiscal 2025. Net income on investment securities and investment in partnerships and other investments increased mainly due to higher investment income caused by the significant market improvement in fiscal 2026.

Life insurance costs increased 25% to ¥479,937 million in fiscal 2026 compared to fiscal 2025 primarily due to an increase in a provision of liability reserve.

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Investments by life insurance operations:
Equity securities and Investment in partnerships and other investments	¥314,049	¥381,096	¥67,047	21
Available-for-sale debt securities	1,956,269	1,953,022	(3,247)	(0)

Subtotal	2,270,318	2,334,118	63,800	3

Installment loans, real estate under operating leases and other investments	38,971	40,646	1,675	4

Total	¥2,309,289	¥2,374,764	¥65,475	3

Investment in securities as of March 31, 2026 increased to ¥2,334,118 million compared to March 31, 2025.

For further information, see Note 23 and Note 24 of “Item 18. Financial Statements.”

Sales of goods and real estate, Inventories

	Year ended March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Sales of goods and real estate, Inventories:
Sales of goods and real estate	¥373,155	¥442,586	¥69,431	19
Costs of goods and real estate sold	271,833	331,988	60,155	22
New real estate added	89,632	134,810	45,178	50
Inventories	229,229	269,187	39,958	17

Sales of goods and real estate increased 19% to ¥442,586 million compared to fiscal 2025 primarily due to an increase in sales of goods.

Costs of goods and real estate sold increased 22% to ¥331,988 million compared to fiscal 2025, primarily due to an increase in costs of goods sold. Costs of goods and real estate sold include the upfront costs associated with advertising and creating model rooms.

New real estate added increased 50% to ¥134,810 million in fiscal 2026 compared to fiscal 2025.

Inventories as of March 31, 2026 increased 17% to ¥269,187 million compared to March 31, 2025, primarily due to an increase in residential condominiums.

For further information, see Note 4 of “Item 18. Financial Statements.”

Services, Property under Facility Operations

	As of and for the year ended March 31,		Change
	2025	2026	Amount	Percent (%)
	(Millions of yen, except percentage data)
Services, Property under Facility Operations
Services income	¥1,019,283	¥1,112,383	¥93,100	9
Services expense	604,145	634,329	30,184	5
New assets added	44,236	33,273	(10,963)	(25)
Japan	38,202	12,161	(26,041)	(68)
Overseas	6,034	21,112	15,078	250
Property under Facility Operations	771,851	779,075	7,224	1

Services income increased 9% to ¥1,112,383 million in fiscal 2026 compared to fiscal 2025 primarily due to an increase in income related to the asset management and facilities operation business.

Services expense increased 5% to ¥634,329 million in fiscal 2026 compared to fiscal 2025 primarily due to an increase in expenses related to the facilities operation business.

New assets added for property under facility operations decreased 25% to ¥33,273 million in fiscal 2026 compared to fiscal 2025 primarily due to a decrease in investments in domestic facilities operation business.

Property under facility operations as of March 31, 2026 increased 1% to ¥779,075 million compared to March 31, 2025 primarily due to investments in electric power facilities overseas.

For further information, see Note 4 of “Item 18. Financial Statements.”

Expenses

Interest expense

Interest expense increased 15% to ¥193,889 million in fiscal 2026 compared to ¥169,051 million in fiscal 2025. Our total outstanding short-term debt, long-term debt and deposits as of March 31, 2026 increased 5% to ¥9,163,550 million compared to ¥8,732,610 million as of March 31, 2025.

The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, increased 0.4% to 0.9% in fiscal 2026 compared to 0.5% in fiscal 2025. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, decreased 0.4% to 4.7% in fiscal 2026 compared to 5.1% in fiscal 2025. For more information regarding our interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our outstanding debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”

Other (income) and expense

Other (income) and expense was a net expense of ¥58,803 million during fiscal 2026 compared to a net expense of ¥27,128 million during fiscal 2025. In other (income) and expense, we recognized foreign currency transaction gains of ¥5,289 million during fiscal 2026 compared to foreign currency transaction losses of ¥3,518 million during fiscal 2025, and we recognized impairment losses on goodwill and other intangible assets of ¥57,722 million during fiscal 2026 compared to impairment losses on goodwill and other intangible assets of ¥14,295 million during fiscal 2025. For further information on our goodwill and other intangible assets, see Note 13 of “Item 18. Financial Statements.”

Selling, general and administrative expenses

Selling, general and administrative expenses increased 10% to ¥711,775 million in fiscal 2026 compared to ¥646,054 million in fiscal 2025.

Employee salaries and other personnel expenses accounted for 59% of selling, general and administrative expenses in fiscal 2026, and the remaining portion consists of selling expenses and other administrative expenses, such as IT-related expenses and advertising expenses.

Write-downs of long-lived assets

As a result of impairment reviews we performed in fiscal 2026 for long-lived assets in Japan and overseas, such as office buildings, commercial facilities other than office buildings, condominiums, hotels, and land undeveloped or under construction, write-downs of long-lived assets decreased by ¥9,691 million to ¥16,242 million in fiscal 2026 compared to ¥25,933 million in fiscal 2025. These write-downs, which are reflected as write-downs of long-lived assets, consisted of impairment losses of ¥696 million on 2 commercial facilities other than office buildings, ¥43 million on 8 condominiums and ¥15,503 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. For further information, see Note 25 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs of securities in fiscal 2026 were mainly in connection with non-marketable equity securities and foreign available-for-sale debt securities. Write-downs of securities increased to ¥1,664 million in fiscal 2026 compared to ¥554 million in fiscal 2025. For further information, see Note 9 of “Item 18. Financial Statements.”

Equity in net income (loss) of equity method investments

Equity in net income (loss) of equity method investments increased in fiscal 2026 to ¥123,872 million compared to ¥57,182 million in fiscal 2025 primarily due to increases in equity in net income (loss) of equity method investments from domestic partnerships, real estate-related investees. For further information, see Note 12 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and equity method investments and liquidation losses, net

Gains on sales of subsidiaries and equity method investments and liquidation losses, net increased to ¥111,311 million in fiscal 2026 compared to ¥87,705 million in fiscal 2025, mainly due to the recognition of a gain of ¥83,135 million on the sale of shares of Greenko Energy Holdings, an equity-method affiliate. For further information, see Note 3 of “Item 18. Financial Statements.”

Bargain Purchase Gain

In fiscal 2026, we recognized no bargain purchase gain compared to bargain purchase gains of ¥3,750 million associated with one of the acquisitions executed in fiscal 2025. For further information, see Note 3 of “Item 18. Financial Statements.”

Provision for income taxes

Provision for income taxes increased to ¥233,103 million in fiscal 2026 compared to ¥128,828 million in fiscal 2025 primarily due to an increase in income before income taxes. For further information, see Note 16 of “Item 18. Financial Statements.”

Net income (loss) attributable to the noncontrolling interests

Net income (loss) attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. Net loss attributable to the noncontrolling interests in fiscal 2025 was ¥389 million. Net income attributable to the noncontrolling interests in fiscal 2026 was ¥11,821 million.

Net income (loss) attributable to the redeemable noncontrolling interests

Net income (loss) attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable interests. Net income attributable to the redeemable noncontrolling interests in fiscal 2025 was ¥394 million. Net loss attributable to the redeemable noncontrolling interests in fiscal 2026 was ¥758 million. For further information, see Note 18 of “Item 18. Financial Statements.”

YEAR ENDED MARCH 31, 2025 COMPARED TO YEAR ENDED MARCH 31, 2024

Performance Summary

Financial Results

	Year ended March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except ratios, per Share data and percentages)
Total revenues	¥2,814,361	¥2,874,821	¥60,460	2
Total expenses	2,453,648	2,542,995	89,347	4
Income before Income Taxes	469,975	480,463	10,488	2
Net Income Attributable to ORIX Corporation Shareholders	346,132	351,630	5,498	2
Earnings per Share (Basic)	298.55	307.74	9.19	3
(Diluted)	298.05	307.16	9.11	3
ROE*[1]	9.2	8.8	(0.4)	—
ROA*[2]	2.19	2.12	(0.07)	—

*1	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
*2	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.

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

Balance Sheet data

	As of March 31,				Change
	2024		2025		Amount		Percent (%)

	(Millions of yen except ratios, per share and percentages)
Total Assets	¥16,322,100		¥16,866,251		¥544,151		3
(Segment assets *1)	16,022,129		16,456,627		434,498		3
Total Liabilities	12,297,490		12,691,036		393,546		3
(Short-term and Long-term debt)	6,200,471		6,282,798		82,327		1
(Deposits)	2,245,835		2,449,812		203,977		9
ORIX Corporation Shareholders’ Equity	3,941,466		4,089,782		148,316		4
ORIX Corporation Shareholders’ Equity per share	3,422.94		3,599.24		176.30		5
ORIX Corporation Shareholders’ Equity ratio *2	24.1%		24.2%		0.1%		—
D/E ratio (Debt-to-equity ratio) (Short-term and Long-term debt (excluding deposits) / ORIX Corporation Shareholders’ Equity)	1.6	x	1.5	x	(0.1	)x	—

*1

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable, and others. As a result, segment data as of the end of fiscal 2024 have been retrospectively reclassified.

*2	ORIX Corporation Shareholders’ Equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s Equity to total assets.

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

Environment and Energy

Segment profits decreased by ¥42,995 million to segment losses of ¥4,923 million compared to fiscal 2024 primarily due to an increase in write-downs of long-lived assets and a decrease in equity in net income (loss) of equity method investments and an increase in service expense, partially offset by an increase in gains on sales of subsidiaries and equity method investments.

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

Finance revenues decreased 6% to ¥328,356 million for fiscal 2025 compared to fiscal 2024 primarily as a result of DOCOMO Finance, Inc. becoming an equity method investee due to the partial sale of its shares in the fourth quarter of fiscal 2024.

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

As of March 31, 2025, no single lessee represented more than 1% of the balance of net investment in leases. As of March 31, 2025, 53% of our net investment in leases were to lessees in Japan, while 47% were to overseas lessees. 9% of our net investment in leases were to lessees in China, 8% of our net investment in leases were to lessees in each of South Korea and Malaysia, respectively, and 5% of our net investment in leases were to lessees in Australia. No other overseas country represented more than 5% of our total portfolio of net investment in leases.

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

	As of March 31,		Change
	2024	2025	Amount	Percent (%)

	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Real estate loans	¥1,851,214	¥1,901,794	¥50,580	3
Card loans	72,353	67,874	(4,479)	(6)
Other	5,680	7,259	1,579	28

Subtotal	1,929,247	1,976,927	47,680	2

Corporate borrowers in Japan
Real estate companies	334,506	415,666	81,160	24
Non-recourse loans	145,286	301,477	156,191	108
Commercial, industrial and other companies	187,824	233,270	45,446	24

Subtotal	667,616	950,413	282,797	42

Consumer borrowers in overseas
Real estate loans	96,247	55,022	(41,225)	(43)
Other	47,415	39,172	(8,243)	(17)

Subtotal	143,662	94,194	(49,468)	(34)

Corporate borrowers in overseas
Real estate companies*[1]	190,630	228,793	38,163	20
Non-recourse loans	50,263	86,724	36,461	73
Commercial, industrial and other companies	705,494	591,103	(114,391)	(16)

Subtotal	946,387	906,620	(39,767)	(4)

Equity method investees	251,929	131,476	(120,453)	(48)

Purchased loans*[2]	19,973	21,389	1,416	7

Total	¥3,958,814	¥4,081,019	¥122,205	3

*1	Includes the outstanding balance of loans that were previously sold with a repurchase option and are recorded as assets for accounting purposes in accordance with ASC 860 (“Transfers and Servicing”.)
*2

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

The balance of installment loans to consumer borrowers in Japan as of March 31, 2025 increased 2% to ¥1,976,927 million compared to the balance as of March 31, 2024, primarily due to an increase in new loans added. The balance of installment loans to corporate borrowers in Japan as of March 31, 2025 increased 42% to ¥950,413 million compared to the balance as of March 31, 2024, primarily due to an increase in new loans added in the banking business. The balance of installment loans to consumer borrowers in overseas as of March 31, 2025 decreased 34% to ¥94,194 million compared to the balance as of March 31, 2024, primarily due to a decrease in Asia. The balance of installment loans to corporate borrowers in overseas as of March 31, 2025 decreased 4% to ¥906,620 million compared to the balance as of March 31, 2024, primarily due to a decrease in the Americas. The balance of installment loans to equity method investees as of March 31, 2025 decreased 48% to ¥131,476 million compared to the balance as of March 31, 2024, primarily due to the termination of loans.

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

	(Millions of yen, except percentage data)
Non-performing loans not individually assessed for credit losses and allowance for credit losses on installment loans not individually assessed for credit losses:
Non-performing loans not individually assessed for credit losses	¥19,792	¥30,214
Non-performing loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	0.51%	0.76%
Provision for credit losses as a percentage of the average balance of installment loans not individually assessed for credit losses*	0.17%	0.03%
Allowance for credit losses on installment loans not individually assessed for credit losses	¥25,975	¥21,355
Allowance for credit losses on installment loans not individually assessed for credit losses as a percentage of the balance of installment loans not individually assessed for credit losses	0.67%	0.53%
The ratio of charge-offs as a percentage of the average balance of loans not individually assessed for credit losses*	0.20%	0.07%

Note:

The table above excludes the outstanding balance of loans that were previously sold with a repurchase option and are recorded as assets for accounting purposes in accordance with ASC 860 (“Transfers and Servicing”).

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

The balance of non-performing loans not individually assessed that are estimated for credit losses by using installment loans with similar risk characteristics as one pool increased ¥19,792 million to ¥30,214 million as of March 31, 2025 compared to March 31, 2024.

	As of March 31,
	2024	2025

	(Millions of yen)
Non-performing loans not individually assessed for credit losses:
Consumer borrowers in Japan
Real estate loans	¥861	¥987

Subtotal	861	987

Corporate borrowers in Japan
Real estate companies	75	8
Commercial, industrial and other companies	165	178

Subtotal	240	186

Consumer borrowers in overseas
Real estate loans	340	308
Other	658	452

Subtotal	998	760

Corporate borrowers in overseas
Real estate companies	2,695	648
Non-recourse loans	2,057	2,183
Commercial, industrial and other companies	12,711	25,450

Subtotal	17,463	28,281

Loans to Equity method investees	230	0

Total	¥19,792	¥30,214

Note:

The table above excludes the outstanding balance of loans that were previously sold with a repurchase option and are recorded as assets for accounting purposes in accordance with ASC 860 (“Transfers and Servicing”).

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

————————

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

————————

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

————————

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

LIQUIDITY AND CAPITAL RESOURCES

Funding Activities

ORIX Group formulates funding policies that are designed to maintain and improve procurement stability and reduce liquidity risk. As a concrete measure to maintain and improve procurement stability while engaging in activities such as borrowing, capital market procurement and securitization of assets, we are diversifying our procurement methods and our country and investor base. To reduce liquidity risk, we are prolonging our borrowings from financial institutions and issuing long-term corporate bonds domestically and internationally with dispersed redemption periods. We are also holding cash and entering into committed credit facilities agreements. In order to maintain an appropriate level of liquidity at hand, we conduct stress tests from the perspective of both procurement stability and financial efficiency and review the necessary levels accordingly. Also, ORIX Group considers reducing procurement costs to be an important issue. For this reason, we place great importance on ratings by rating agencies and strive to maintain a certain level of rating. Furthermore, we believe that maintaining our ratings is effective not only in terms of minimizing procurement costs, but also facilitating capital market procurement when in unstable financial market conditions.

Uncertainties caused by geopolitical instability and the outlook for monetary policies of central banks of major countries still continue. Depending on future developments, we expect an increase in liquidity risk, including higher procurement costs. Specifically, we may be unable to borrow new funds or roll-over existing funds; we may be unable to issue bonds, medium-term notes and commercial paper in the capital markets; and

we expect there will be an increase in the amount of interest we need to pay if we are able to access such funding. Notwithstanding the current environment, the ORIX Group is working to maintain stable procurement and reduce liquidity risk in accordance with the above policy. In addition, with respect to rising costs, we are working to maintain a high rating from rating agencies and to maintain good communication with the market so that we can raise funds at reasonable interest rates when refinancing our existing funding.

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

Sources of Liquidity

Borrowings from Financial Institutions

ORIX Group borrows from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2026, the number of our lenders was about 200. We have promoted regular face-to-face communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. As of March 31, 2025 and 2026, short-term debt from Japanese and foreign financial institutions were ¥461,466 million and ¥461,154 million, respectively, while long-term debt from financial institutions were ¥4,031,105 million and ¥4,118,393 million, respectively.

We intend to continue to strengthen our financial condition, while maintaining appropriately diverse funding.

Committed Credit Facilities

We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2025 and 2026 were ¥795,634 million and ¥1,034,156 million, respectively. Of these figures, the unused amounts as of March 31, 2025 and 2026 were ¥598,079 million and ¥753,645 million, respectively. A portion of these facilities is arranged to be drawn down in foreign currencies by ORIX and certain of our overseas subsidiaries. The decision to enter into a committed credit facility is made based on factors including our balance of cash and cash equivalents and repayment schedules of short-term debt such as commercial paper.

Debt from the Capital Markets

Our debt from capital markets, excluding equity issuances, consists primarily of bonds, medium-term notes, commercial paper, and securitization of loan receivables and other assets. During the current fiscal year, the Company issued ¥39,000 million of unsecured subordinated bonds with interest payment deferral and optional early redemption provisions (hybrid bonds). The proceeds were used to refinance (i) ¥29,000 million of hybrid bonds with the same features that were issued in the fiscal year ended March 31, 2021 and redeemed early in March 2026, and (ii) ¥10,000 million of subordinated term loans raised in the fiscal year ended March 31, 2022 and repaid early in April 2026.

Bonds and Medium-term notes

We plan to continue to issue bonds and medium-term notes in a balanced manner to institutional and individual investors both inside and outside Japan in line with our strategy of maintaining and improving procurement stability and reducing liquidity risk.

We issue straight bonds, medium-term notes and unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds) domestically and internationally, each to diversify our funding sources and maintain longer liability maturities.

The total balance of bonds and medium-term notes issued as of March 31, 2025 and 2026 was ¥1,638,436 million and ¥1,816,401 million, respectively, of which bonds and medium-term notes amounting to ¥87,879 million and ¥114,169 million, respectively, were issued by overseas subsidiaries.

As of March 31, 2025 and 2026, the balance of bonds issued by ORIX for domestic institutional investors was ¥458,928 million and ¥439,003 million, respectively, while the balance of bonds issued by ORIX for individual investors were ¥114,665 million and ¥124,729 million, respectively. The balances of bonds and medium-term notes issued outside Japan were ¥891,591 million and ¥1,053,454 million as of March 31, 2025 and 2026, respectively.

Commercial paper

We offer commercial paper as a direct financing source, and have successfully obtained a diverse range of investors such as financial institutions and investment trusts, as well as private corporations. We consider our liquidity levels and stagger the dates of issuance and maturity over time to avoid significant overlap. The balance of outstanding commercial paper as of March 31, 2025 and 2026 was ¥7,588 million and ¥3,986 million, respectively.

Securitization

We securitize loan receivables and other assets. We recognize liabilities consolidated with such investments as our liabilities when required under applicable accounting standards. The total amounts of payables under securitized loan receivables and other assets as of March 31, 2025 and 2026 were ¥63,577 million and ¥30,965 million, respectively.

Deposits

ORIX Bank and ORIX Asia Limited each accept deposits from customers. These deposits-taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group entities are subject to maximum regulatory limits.

The majority of deposits are attributable to ORIX Bank, which mainly attracts retail deposits, and which deposit balances remain stable. Deposit balances of ORIX Bank as of March 31, 2025 and 2026 were ¥2,443,577 million and ¥2,623,225 million, respectively.

Short-term and long-term debt and deposits

Short-term Debt

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Short-term debt :
Borrowings from financial institutions	¥461,466	¥461,154	¥(312)	(0)
Secured borrowings on securities lending transactions	80,626	107,095	26,469	33
Commercial paper	7,588	3,986	(3,602)	(47)

Total short-term debt	¥549,680	¥572,235	¥22,555	4

Note:

The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. There were no such liabilities recorded as of March 31, 2025 and 2026.

Short-term debt as of March 31, 2026 was ¥572,235 million. The ratio was 9% and 9% of total debt (excluding deposits) as of March 31, 2025 and 2026. As of March 31, 2026, 81% of short-term debt was borrowings from financial institutions.

Long-term debt

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Long-term debt :
Borrowings from financial institutions and other	¥4,031,105	¥4,118,393	¥87,288	2
Bonds	1,251,120	1,358,146	107,026	9
Medium-term notes	387,316	458,255	70,939	18
Payable under securitized loan receivables and other assets	63,577	30,965	(32,612)	(51)

Total long-term debt	¥5,733,118	¥5,965,759	¥232,641	4

Note:

The total amount includes liabilities of consolidated VIEs, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries. Such liabilities as of March 31, 2025 and 2026 were ¥199,360 million and ¥142,028 million, respectively.

Long-term debt as of March 31, 2026 was ¥5,965,759 million. The ratio was 91% and 91% of total debt (excluding deposits) as of March 31, 2025 and 2026. Borrowings from financial institutions and other comprised 69% of the long-term debt as of March 31, 2026.

51% of interest paid on long-term debt in fiscal 2026 was fixed rate interest, with the remainder being floating rate interest.

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

Deposits

	As of March 31,		Change
	2025	2026	Amount	Percent (%)

	(Millions of yen, except percentage data)
Deposits	¥2,449,812	¥2,625,556	¥175,744	7

Note:	VIEs did not have any deposits as of March 31, 2025 and 2026.

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

For further information concerning our SPEs, see Note 11 of “Item 18. Financial Statements.”

Contractual Obligations

The table below sets forth the maturities of contractual cash obligations as of March 31, 2026.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years

	(Millions of yen)
Contractual cash obligations:
Deposits	¥2,625,556	¥1,846,727	¥235,039	¥498,521	¥45,269
Long-term debt	5,965,759	1,032,088	1,966,627	1,511,022	1,456,022
Unconditional purchase obligation related to lease agreements	23,487	0	23,487	0	0
Lease liabilities related to lessee leases	308,632	56,772	73,746	52,917	125,197
Unconditional noncancelable contracts for computer systems	15,780	8,029	6,741	1,010	0
Interest rate swaps:
Notional amount (floating to fixed)	617,042	125,616	168,229	101,723	221,474
Notional amount (fixed to floating)	1,025	0	980	34	11

Total contractual cash obligations	¥9,557,281	¥3,069,232	¥2,474,849	¥2,165,227	¥1,847,973

Items excluded from the above table include short-term debt of ¥572,235 million, trade notes, accounts and other payable of ¥356,008 million and policy liabilities and policy account balances of ¥1,943,710 million as of March 31, 2026.

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

The use of cash is heavily dependent on the volume of operating assets for new business. As new business volumes for assets such as leases and loans increase, we require more cash to meet those needs, while a decrease in new business volumes results in less use of cash and an increase in debt repayment.

For cash flow information regarding interest and income tax payments, see Note 5 of “Item 18. Financial Statements.”

Year Ended March 31, 2026 Compared to Year Ended March 31, 2025

Cash, cash equivalents and restricted cash as of March 31, 2026 were ¥1,451,099 million due to an increase of ¥129,116 million compared to March 31, 2025.

Cash flows provided by operating activities were ¥1,369,567 million during fiscal 2026, up from ¥1,300,193 million during fiscal 2025. This change resulted primarily from an increase in net income and an increase in policy liabilities and policy account balances, excluding the impact of changes in policy liability discount rate.

Cash flows used in investing activities were ¥1,114,671 million during fiscal 2026, down from ¥1,309,695 million during fiscal 2025. This change resulted primarily from an increase in principal collected on installment loans and a decrease in purchases of available-for-sale debt securities.

Cash flows used in financing activities were ¥160,535 million during fiscal 2026 compared to the inflow of ¥149,322 million during fiscal 2025. This change was primarily due to repayments of debt with maturities longer than three months exceeding the amounts of proceeds and a change from an increase to a decrease in call money, partially offset by a change from a decrease to an increase in debt with maturities of three months or less.

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

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2026, we had unconditional purchase obligations related to lease agreements in the amount of ¥23,487 million. For information on commitments, guarantees and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

TREND INFORMATION

See the discussion under “—Results of Operations” and “—Liquidity and Capital Resources.”

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2026.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years

	(Millions of yen)
Commitments:
Guarantees	¥908,434	¥93,590	¥177,409	¥262,442	¥374,993
Committed credit lines and other	1,047,566	324,990	399,879	89,470	233,227

Total commercial commitments	¥1,956,000	¥418,580	¥577,288	¥351,912	¥608,220

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

Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risks of the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥609,536 million as of March 31, 2026.

The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae and Freddie Mac, including among others, that: the mortgage meets Fannie Mae and Freddie Mac requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty has been breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae and Freddie Mac for any related losses incurred. The subsidiary had no such repurchase claims during fiscal 2026.

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

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2026:

	March 31, 2026
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(Millions of yen)
Financial Assets:
Loans held for sale	¥78,020	¥0	¥42,336	¥35,684
Available-for-sale debt securities	2,526,416	7,278	2,243,137	276,001
Equity securities	501,246	150,194	120,456	230,596
Derivative assets	154,513	676	145,850	7,987
Other assets	1,163	0	0	1,163

Total	¥3,261,358	¥158,148	¥2,551,779	¥551,431

Financial Liabilities:
Derivative liabilities	¥118,061	¥148	¥117,356	¥557
Policy Liabilities and Policy Account Balances	138,027	0	0	138,027
Accounts Payable	15,683	0	0	15,683

Total	¥271,771	¥148	¥117,356	¥154,267

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 require particularly careful judgment because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.

As of March 31, 2026, financial assets measured at fair value on a recurring basis and classified as Level 3 and the percentages of total assets are as follows:

	March 31, 2026
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)

	(Millions of yen, except percentage data)
Level 3 Assets:
Loans held for sale	¥35,684	0

Available-for-sale debt securities	276,001	2
Japanese prefectural and foreign municipal bond securities	10,582	0
Corporate debt securities	118,191	1
Other asset-backed securities and debt securities	147,228	1

Equity securities	230,596	1
Investment funds	230,596	1

Derivative assets	7,987	0
Options held/written and other	7,987	0

Other assets	1,163	0
Reinsurance recoverables	1,163	0

Total Level 3 financial assets	¥551,431	3

Total assets	¥18,002,776	100

As of March 31, 2026, the amount of financial assets classified as Level 3 was ¥551,431 million, among financial assets that we measured at fair value on a recurring basis. Level 3 assets represent 3% of our total assets.

Investment funds, Other asset-backed securities and debt securities, and Corporate debt securities classified as Level 3 were ¥230,596 million, ¥147,228 million and ¥118,191 million respectively, as of March 31, 2026, which are 42%, 27% and 21% of total Level 3 financial assets, respectively.

Investment funds classified as Level 3 are mainly investments held by the investment companies which are owned by an Americas subsidiary, and certain investments in investment funds for which certain subsidiaries elected the fair value option. With respect to investments held by the investment companies owned by that Americas subsidiary, fair value measurement is based on market multiple valuation methods, or broker quotes. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. With respect to certain investments in investment funds for which certain subsidiaries elected the fair value option, the subsidiaries measure their fair value using discounting to net asset value based on inputs that are unobservable in the market, broker quotes, or discounted cash flow methodologies. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others.

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

The corporate debt securities classified as Level 3 include a foreign convertible bond issued by AM Green (Luxembourg) S.à.r.l. It was received in conjunction with the partial sale of shares in Greenko Energy Holdings and is measured at fair value using discounted cash flow methodology to estimate the equity value as of the transaction date, then, using a pricing model based on the Monte Carlo simulation to estimate the bond’s future conversion value and discounting it to the present value. The fair value measurement uses discount rates and projected cash flows based on the business plan including future sales prices and sales volumes of green ammonia for the discounted cash flow methodology, and uses discount rate and equity volatility for the pricing model based on the Monte Carlo simulation. Discount rates, equity volatility, and projected cash flows based on the business plan are unobservable inputs. An increase (decrease) in the discount rate and equity volatility and a decrease (increase) in projected cash flows based on the business plan would result in a decrease (increase) in the fair value of corporate debt securities.

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

For more discussion, see Note 2 of “Item 18. Financial Statements.”

ESTIMATING THE FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES ASSUMED IN A BUSINESS COMBINATION

The Company and its subsidiaries account for business combinations using the acquisition method. Under this method, the Company and its subsidiaries recognize and measure the identifiable assets acquired and liabilities assumed at their fair values as of the acquisition date, which is the date on which control is obtained. Intangible assets acquired in a business combination are recognized separately from goodwill if they meet either the contractual legal criterion or the separability criterion. Goodwill is measured as the excess of the sum of the consideration transferred and the fair value of any noncontrolling interests over the net fair value of the identifiable assets acquired and liabilities assumed. A bargain purchase gain is recognized when the net fair value of the identifiable assets acquired and liabilities assumed exceeds the consideration transferred and the fair value of any noncontrolling interests.

The determination of the fair values of identifiable assets acquired and liabilities assumed requires management to make significant judgments, estimates, and assumptions. When observable market prices for intangible assets are not available, the Company and its subsidiaries use valuation techniques such as the excess earnings method and the relief from royalty method. These valuation techniques require assumptions relating to future revenue growth, operating margins, and discount rates. Changes in these assumptions or the use of different valuation techniques could have a material impact on the Company and its subsidiaries’ financial position and results of operations.

Although management believes the assumptions and valuation methodologies used are reasonable, actual results may differ due to changes in economic conditions, which could require revisions to estimates and assumptions and materially affect the Company and its subsidiaries’ financial position and results of operations.

ALLOWANCE FOR CREDIT LOSSES

We estimate credit losses expected to occur in future over the remaining life of financial assets, and allowance for credit losses is recognized. This evaluation process is subject to management’s estimates and judgments. The estimate made in determining the allowance for credit losses is a critical accounting estimate for all of our segments.

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

Allowance for off-balance sheet credit exposures

If the entity has a present contractual obligation to extend credit and the obligation is not unconditionally cancelable by the entity, credit losses related to the loan commitments of installment loans and financial guarantees are in the scope of the allowance for credit losses.

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

INSURANCE POLICY LIABILITIES AND DEFERRED POLICY ACQUISITION COSTS

Certain subsidiaries write life insurance policies to customers. The policies are classified as long-duration contracts and mainly consist of whole life, term life, endowments, medical insurance and individual annuity insurance contracts. The calculation of liabilities for future policy benefits other than single-payment whole life insurance and individual annuities is computed using the same contract groupings (also referred to as cohorts) by policy year, currency, payment method (full term payment or limited payment) and product category and the liabilities for future policy benefits are computed using the net level premium method based on expected future policy benefit payments. A liability is recorded for the present value of expected future policy insurance benefits to be paid and certain related costs, less the present value of expected future net premium to be earned, at the time the premium revenue is recognized. For limited payment contracts, the excess of gross premiums received over net premium is recorded as a deferred profit liability.

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

If certain reinsurance commissions (income) corresponding to costs related directly to the successful acquisition of new or renewal insurance contracts are incurred, they are similarly deferred and amortized in accordance with U.S. GAAP at a constant level over the expected insurance period, and deducted from the unamortized balance of deferred acquisition costs related to the contracts subject to the reinsurance contract.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2026 would decrease or increase, respectively, by approximately ¥3,252 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2026 would decrease by approximately ¥1,774 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2026 would increase by approximately ¥1,153 million.

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

FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY

We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate held for investment and rental is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2026, as well as the fair value as of the end of fiscal 2026.

Year ended March 31, 2026
Carrying amount *1
Balance at April 1, 2025	Change amount	Balance at March 31, 2026	Fair value at March 31, 2026 *2
(Millions of yen)
¥388,415	¥65,806	¥454,221	¥539,678

————————

*1	Carrying amounts are stated as cost less accumulated depreciation and accumulated impairment loss.
*2

Fair value is either obtained from appraisal reports by external qualified appraisers, calculated by internal appraisal department in accordance with “Real estate appraisal standards,” or calculated by other reasonable internal calculation utilizing similar methods.

Investment and rental property revenue and expense for fiscal 2026 were as follows:

Year Ended March 31, 2026
Revenue*1	Expense*2	Net
	(Millions of yen)
¥65,337	¥35,492	¥29,845

————————

*1

Revenue consists of revenue from leases and gains on sales of real estate under operating leases. Revenue from leases is composed of real estate-related revenues from “Operating leases” and “Life insurance premiums and related investment income.”

*2

Expense consists of costs related to the above revenue such as rental payment, depreciation expense, repair cost, insurance cost, tax and duty which are included in “Costs of operating leases,” and “Write-downs of long-lived assets.”

RECENT DEVELOPMENTS

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In November 2024, Accounting Standards Update 2024-03 (“Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures”—(Subtopic 220-40)) was issued, and related update clarifying effective date was issued thereafter. This update requires that entities disclose purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion for each income statement line item that contains those expenses. It also requires specified expenses, gains or losses that are already disclosed under existing U.S. GAAP to be included in the disclosure of the relevant expense captions, and any remaining amounts to be described qualitatively. Additionally, separate disclosures of total selling expenses and their definition are also required. This update is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, and early adoption is permitted. This update will either be applied prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2027, for annual disclosure and on April 1, 2028, for interim disclosure. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ disclosures.

In November 2024, Accounting Standards Update 2024-04 (“Induced Conversions of Convertible Debt Instruments”—Subtopic 470-20 (“Debt—Debt with Conversion and Other Options”)) was issued. This update clarifies the application requirements for accounting treatment when conversions are induced by incentives. The update is effective for fiscal years and interim periods beginning after December 15, 2025, with early adoption permitted. Entities may elect either to apply the update retrospectively to all prior periods presented or prospectively from the date of adoption. The Company and its subsidiaries plan to adopt this update prospectively on April 1, 2026. The Company does not expect the adoption of this update to have a material impact on its results of operations, financial position, or disclosures.

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

In May 2025, Accounting Standards Update 2025-04 (“Clarifications to Share-Based Consideration Payable to a Customer”—ASC 718 (“Compensation—Stock Compensation”), ASC 606 (“Revenue from Contracts with Customers”)) was issued. This update revised the definition of the term performance conditions for share-based consideration payable to a customer, including conditions based on the volume or monetary amount of a customer’s purchase of goods or services. When share-based consideration payable to a customer included service conditions, it eliminated the policy election permitting the entity to account for forfeitures as they occur, and the entity is required to estimate the number of forfeitures expected to occur. Additionally, it clarifies that share-based consideration payable to a customer is not subject to the constraint on estimates of variable consideration in ASC 606. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied using a modified retrospective approach, with a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption, or retrospectively to all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.

In July 2025, Accounting Standards Update 2025-05 (“Measurement of Credit Losses for Accounts Receivable and Contract Assets”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This update revised the guidance for estimating expected credit losses on trade receivables and contract assets arising from transactions within the scope of ASC 606, Revenue from Contracts with Customers. The amendments allow all entities to apply a practical expedient when developing reasonable and supportable forecasts for credit loss estimates. Under this expedient, entities may assume that the economic conditions existing as of the reporting date will remain unchanged over the remaining life of the financial asset. Nevertheless, entities are required to adjust historical loss information to reflect current conditions if those conditions differ from those in the historical data. This update is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted. This update requires that an entity apply the new guidance prospectively. The Company and its subsidiaries will adopt this update on April 1, 2026. The Company and its subsidiaries expect that the adoption of this update will have no material impact on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.

In September 2025, Accounting Standards Update 2025-06 (“Targeted Improvements to the Accounting for Internal-Use Software”—Subtopic 350-40 (“Intangibles—Goodwill and Other—Internal-Use Software”)) was issued. This update eliminates accounting consideration of software project stages and requires capitalization to begin when management has authorized and committed to funding the software project and it is probable that the project will be completed and the software will be used to perform the function intended. This update also requires that capitalized internal-use software costs are subject to the disclosure requirements under Subtopic 360-10 (“Property, Plant, and Equipment”), regardless of how such those costs are presented in the financial statements. Furthermore, it also modifies the website development costs guidance by eliminating Subtopic 350-50 and relocating any remaining relevant guidance into Subtopic 350-40. This update is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied to a prospective transition approach, a modified transition approach, under which a cumulative-effect adjustment is recognized in retained earnings as of the beginning of the adoption period, or retrospectively to all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2028. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations, financial position, and disclosures.

In October 2025, Accounting Standards Update 2025-08 (“Purchased Loans: Financial Instruments—Credit Losses”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This update broadens the population of financial assets that are within the scope of the gross-up approach under ASC 326 to include purchased seasoned loans that are not considered purchased credit-deteriorated assets. This update is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. This update requires that an entity apply prospectively to loans that are acquired on or after the initial application date. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.

In November 2025, Accounting Standards Update 2025-09 (“Hedge Accounting Improvements”—ASC 815 (“Derivatives and Hedging”)) was issued. This update expands the scope of hedge accounting in the following five areas. (1) This update expands the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge. (2) This update provides a model to facilitate the application of cash flow hedge accounting to forecasted interest payments on choose-your-rate debt instruments. (3) This update permits an entity to designate the variability in cash flows attributable to changes in a variable price component of a forecasted purchase or sale of a nonfinancial asset as the hedged risk, provided that the component is clearly and closely related to the nonfinancial asset being purchased or sold. (4) This update eliminates the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument of interest rate risk. (5) The amendments require that an entity exclude the debt instrument’s fair value hedge basis adjustment from the net investment hedge effectiveness assessment and recognize in earnings the gains and losses from the remeasurement of the debt instrument’s fair value hedge basis adjustment at the spot exchange rate. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update requires that an entity apply the new guidance prospectively for all hedging relationships and permits an entity to elect to apply it to hedging relationships that exist as of the date of adoption. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.

In December 2025, Accounting Standards Update 2025-10 (“Accounting for Government Grants Received by Business Entities”—ASC 832 (“Government Assistance”)) was issued. This update establishes authoritative guidance on the recognition, measurement, presentation and disclosure of government grants received by business entities. This update requires an entity to recognize a government grant only when it is probable that the entity will both comply with the conditions attached to the grant and the grant will be received, and when the related expenses or costs have been incurred. This update provides specific accounting models for grants related to assets and grants related to income. For grants related to assets, it permits an entity to either recognize government grants as deferred income or as an adjustment to the carrying amount of the asset. For grants related to income, it requires an entity to recognize the grant in earnings over the periods in which the entity recognizes the related costs as expenses, which the grant is intended to compensate. It also requires additional disclosures regarding the nature of government grants, significant terms and conditions, accounting policies applied, and amounts recognized in the financial statements. This update is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years. Early adoption is permitted. This update will be applied using either a modified prospective approach for government grants entered into on or after the effective date, a modified retrospective approach for government grants entered into on or after the beginning of the earliest period presented, or a retrospective approach for all government grants. The Company and its subsidiaries will adopt this update on April 1, 2029. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations, financial position, as well as disclosures.

In April 2026, Accounting Standards Update 2026-01 (“Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock”—ASC 505 (“Equity”)) was issued. This update requires an entity that paid-in-kind dividends on equity-classified preferred stock be initially measured on the basis of the paid-in-kind dividend rate stated in the preferred stock agreement. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied prospectively to paid-in-kind dividends recognized on preferred stock on or after the initial application date, or retrospectively to paid-in-kind dividends recognized on preferred stock outstanding as of the initial application date for all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update from April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.

In May 2026, Accounting Standards Update 2026-02 (“Environmental Credits and Environmental Credit Obligations”—ASC 818) was issued. This update establishes new accounting guidance on the recognition, measurement, presentation, and disclosure of environmental credits generated, purchased, or received by an entity, as well as environmental credit obligations arising from regulatory compliance requirements related to the prevention, control, reduction, or removal of emissions or other pollution. This update requires that environmental credits that are probable of being used to settle environmental credit obligations, or of transfer in exchange transactions or of use in a nonreciprocal transfer, be recognized as assets at cost, while costs to obtain all other environmental credits be recognized as an expense when incurred. In addition, among the environmental credits recognized as assets, those expected to be used to settle such obligations are subsequently measured at cost, whereas other environmental credits are subject to impairment testing at the end of each reporting period, with impairment losses recognized to the extent that the carrying amount exceeds fair value. This update requires the recognition of liabilities for environmental credit obligations arising from regulatory compliance requirements existing at the reporting date. Such obligations are measured based on the carrying amount of environmental credits held and expected to be used for settlement, or, if such credits are not held, based on the fair value of the environmental credits required to settle the obligation. This update is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. This update requires a modified retrospective approach, with a cumulative effect adjustment to retained earnings as of the fiscal year of adoption. The Company and its subsidiaries will adopt this update on April 1, 2028. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.

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

In addition to structuring our human resources systems to flexibly respond to factors such as national and regional labor markets, market practices, compensation standards, laws and regulations, job descriptions and business characteristics, we are continuously creating a work environment that respects human rights and making efforts to improve productivity and to achieve and promote employee well-being in response to a changing environment.

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

Corporate Financial Services and Maintenance Leasing

Business risk, legal risk and credit risk are the main risks of the corporate financial services and maintenance leasing segment.

Our services might fall short of customer expectations due to changes in the operating environment or changes in and diversification of client needs. We monitor our service quality quantitatively and qualitatively and continuously strive to provide services at a level that meets our clients’ expectations and to improve our services in line with the operating environment.

In the maintenance leasing business, to manage the risk of changes in the market value of property under operating leases, we continuously monitor market conditions and fluctuations in the value of leased property and reassess residual value estimates of leased property in new investment transactions accordingly.

Cost fluctuation is a risk that may occur when providing various services associated with operating leases. In response to this, we analyze initial cost planning and performance, monitor future forecasts and control costs at an appropriate level.

Due to the offering of various products and services, the enactment of or revisions to related laws, regulations, taxation systems, and accounting standards may adversely affect the products and services we offer and lead to a decline in income. In order to reduce such risk, business units conduct information gathering and coordinate with the legal department with regard to information on changes in relevant laws and regulation, as well as reassessing their business strategies as necessary.

With regard to credit transactions, the business department regularly monitors the performance, related collateral, and collection status of customers whose balances exceed specified levels. The credit department regularly evaluates customers with large credit balances.

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

In the integrated resort business, we are jointly developing a specified integrated resort facility in cooperation with Osaka Prefecture and Osaka City through our affiliated entity.

As a key characteristic of this business, we ensure strict compliance with applicable laws and regulations, including the Act on Development of Specified Integrated Resort Districts, and execute our operations appropriately. In order to maintain the integrity of management, it is essential to establish a sound and highly transparent corporate governance framework. Furthermore, we must address risks unique to the integrated resort business, including risks related to the renewal or revocation of certification of the District Development Plans, risks associated with obtaining and maintaining a casino business license, and risks inherent in large-scale development projects.

We collaborate with business partners possessing deep expertise in integrated resort operations to provide training to our personnel, and we are committed to ensuring compliance and mitigating risks on an organization-wide basis.

PE Investment and Concession

Business risk, market risk, legal risk and operational risk are the main risks of PE Investment and Concession segment.

When making investment decisions with regard to potential investees in the private equity business, we validate the business plan, analyzing the investee’s financial condition and assessing its cash flow, as is done for credit examinations. We also perform a multi-faceted evaluation of the characteristics of the business operation, risks related to legal, accounting, and tax matters and investment scheme, in which administrative departments such as accounting and legal are also involved. In addition, after the initial investment, individual transactions are monitored for divergence from the initial scenario.

We emphasize monitoring the progress of the business plan and financial condition of a company when increasing the corporate value of a company since cash flow is a key factor during such period. We also monitor market risk as the time for collection nears, measuring corporate value by referencing the corporate value of similar business types. The frequency of monitoring may increase based on changes in the business environment, and we simultaneously verify the adequacy of investment scenarios and take any necessary action. Furthermore, for investments that have a significant impact on the profitability of ORIX Group, we work to strengthen management through measures such as seconding of management personnel.

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

The consumer finance business uses a proprietary scoring system incorporating credit underwriting standards. We set interest rates and credit limits in line with each customer’s credit risk profile, after evaluating their creditworthiness based on an analysis of certain customer attributes or payment history, as well as other factors that might affect their ability to repay. Also, we undertake subsequent credit evaluations at regular intervals to monitor changes in the customer’s financial condition.

Aircraft and Ships

In the aircraft business, we engage in operating lease and aircraft asset management activities, where the major risks include business risk, credit risk, market risk and operational risk.

We generally focus on aircraft types with high liquidity that are comparatively easy to re-lease and evaluate sales depending on changes in market conditions. In addition, we conduct comprehensive assessments of the counterparties’ financial performance and related collateral at the time of transaction. With regard to our affiliate, Avolon, we continuously monitor its business plan and operations. In addition, we support the sound management of Avolon through the exercise of our rights as a shareholder and through our members of its board of directors.

In the ships business, we engage in the financing business, including operating leases, maritime asset management business, and ship brokerage business, where the major risks include credit risk, business risk, market risk and operational risk.

Credit risk is managed at the time of transactions through comprehensive assessments of the counterparties’ performance and related collateral. After conducting the transactions, we continue to monitor counterparties and, for counterparties that require caution, our policy requires management to consider the collectability of debts and investments, and to determine the necessity of an allowance for credit losses or an impairment. We generally focus on the ships with high liquidity that are comparatively easy to re-lease and evaluate sales depending on changes in market conditions. Operational risk primarily arises from the risk of managing ships that we own, but we are able to substantially mitigate the possibility of unforeseen events by reliable in-house ship management and limiting the outsourcing of ship management to experienced and stable partners and conducting regular assessments.

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

Operational risk is the main risk for the agency lending business in the United States. We make and sell loans and mortgage-backed securities and provide servicing and asset management services with regard to those loans and mortgage-backed securities. The majority of those loans and mortgage-backed securities are insured by the Federal Housing Administration or guaranteed by a government-sponsored financial institution such as Fannie Mae and Freddie Mac. We conduct our agency lending business in accordance with the designated procedures set forth by these government agencies and government-sponsored institutions; and monitor and manage loan servicing and asset management quality through internal auditing for compliance with the designated procedures.

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

Execution of Operations Framework

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

(The number of meetings of the Board of Directors held in fiscal 2026 and the attendance of each member)

Name	Status of attendance at the Board of Directors Meetings held in fiscal 2026
Makoto Inoue	Attended eight of eight meetings of the Board of Directors*1
Hidetake Takahashi	Attended eight of eight meetings of the Board of Directors*1
Satoru Matsuzaki	Attended eight of eight meetings of the Board of Directors*1
Stan Koyanagi	Attended eight of eight meetings of the Board of Directors*1
Yasuaki Mikami	Attended six of six meetings of the Board of Directors during his term as a member of the Board of Directors*2
Hiroshi Watanabe	Attended eight of eight meetings of the Board of Directors*1
Aiko Sekine	Attended eight of eight meetings of the Board of Directors*1
Chikatomo Hodo	Attended eight of eight meetings of the Board of Directors*1
Noriyuki Yanagawa	Attended eight of eight meetings of the Board of Directors*1
Mami Yunoki	Attended six of six meetings of the Board of Directors during her terms as a member of the Board of Directors*1,*2
Miwa Seki	Attended six of six meetings of the Board of Directors during her terms as a member of the Board of Directors*1,*2
Michael Cusumano	Attended two of two meetings of the Board of Directors during his term as a member of the Board of Directors*2
Sakie Akiyama	Attended two of two meetings of the Board of Directors during her term as a member of the Board of Directors*2

*1	Furthermore, the Board of Directors passed one deemed resolution in fiscal 2026 pursuant to Article 370 of the Companies Act.
*2	Yasuaki Mikami stepped down effective December 31, 2025. Michael Cusumano and Sakie Akiyama stepped down effective June 25, 2025 and Mami Yunoki and Miwa Seki were appointed on the same date.

(Major Considerations by the Board of Directors)

•	Decision on content of proposals to be submitted to the general meeting of shareholders

•	Decision on basic management policy

•	Election of executive officers

•	Delegation of decisions on the operational execution to the representative executive officer

•	Deliberation on evaluation of the effectiveness of the Board of Directors

•	Monitoring of the execution of duties by executive officers based on the reports from executive officers and the three committees, etc.

Composition and size of Board of Directors

The Board of Directors is composed of directors, including outside directors who possess broad knowledge and experience. The number of directors on the board is also maintained at the level we consider to be appropriate for effective and efficient board discussion.

The Board of Directors as of June 22, 2026 included 10 members, six of whom are outside directors. The structure is expected to remain unchanged after the annual general meeting of shareholders scheduled for June 23, 2026.

Structure and Activities of the Three Committees

As of June 22, 2026, all three committees (Nominating, Audit and Compensation Committees) are composed entirely of outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 22, 2026	3 Members (Outside Directors: 3) Hiroshi Watanabe (Chairperson) Chikatomo Hodo Noriyuki Yanagawa	3 Members (Outside Directors: 3) Aiko Sekine (Chairperson) Mami Yunoki Miwa Seki	3 Members (Outside Directors: 3) Chikatomo Hodo (Chairperson) Hiroshi Watanabe Miwa Seki
Number of meetings held during fiscal 2026 (Attendance rate)	Six (6) meetings (100%)	Fifteen (15) meetings (100%)	Seven (7) meetings (100%)
After the resolution of the Board of Directors following the annual general meeting of shareholders scheduled for June 23, 2026	3 Members (Outside Directors: 3) Chikatomo Hodo (Chairperson) Hiroshi Watanabe Miwa Seki	3 Members (Outside Directors: 3) Mami Yunoki (Chairperson) Hiroshi Watanabe Miwa Seki	3 Members (Outside Directors: 3) Noriyuki Yanagawa (Chairperson) Chikatomo Hodo Akiko Hosokawa

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

(The number of meetings of the Nominating Committee held in fiscal 2026 and the attendance of each committee member)

Name	Status of attendance at Nominating Committee Meetings held in fiscal 2026
Hiroshi Watanabe	Attended six of six meetings of the Nominating Committee
Chikatomo Hodo	Attended five of five meetings of the Nominating Committee during his term as a member of the Nominating Committee*1
Noriyuki Yanagawa	Attended five of five meetings of the Nominating Committee during his term as a member of the Nominating Committee*1
Sakie Akiyama	Attended one of one meeting of the Nominating Committee during her term as a member of the Nominating Committee*1
Aiko Sekine	Attended one of one meeting of the Nominating Committee during her term as a member of the Nominating Committee*1

*1	Sakie Akiyama and Aiko Sekine stepped down effective June 25, 2025 and Chikatomo Hodo and Noriyuki Yanagawa were appointed on the same date.

(Major Considerations by the Nominating Committee)

•	Decision on the content of proposals to be submitted to the general meeting of shareholders regarding the election of directors

•	Deliberation on the selection of directors to form each committee and the appointment of executive officers

•	Deliberation on the appointment of executive officers and group executives, and changes to the division of their duties

•	Deliberation on the selection of Representative Executive Officer, Chief Operating Officer, Business Unit Chief Operating Officers and Chief Financial Officer.

•	Deliberation on the succession plan

•	Deliberation on the consideration of outside director candidates

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

Audit Committee

The Audit Committee monitors the execution of duties of the directors and executive officers and prepares audit reports. In addition, the Audit Committee decides the content of proposals to appoint, dismiss or refuse the reappointment of the Company’s Independent Auditor, which are submitted to the general meeting of shareholders. (See “—Policies on Auditing and Auditing System—Audit Committee” for discussion of the main considerations of the Audit Committee and the attendance status of each committee member in fiscal 2026.)

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

(The number of meetings of the Compensation Committee held in fiscal 2026 and the attendance of each committee member)

Name	Status of attendance at Compensation Committee Meetings held in fiscal 2026
Chikatomo Hodo	Attended seven of seven meetings of the Compensation Committee
Hiroshi Watanabe	Attended seven of seven meetings of the Compensation Committee
Miwa Seki	Attended six of six meetings of the Compensation Committee during her term as a member of the Compensation Committee*1
Michael Cusumano	Attended one of one meeting of the Compensation Committee during his term as a member of the Compensation Committee*1

*1	Michael Cusumano stepped down effective June 25, 2025 and Miwa Seki was appointed on the same date.

(Major Considerations by the Compensation Committee)

•	Decision on the performance evaluations and individual payment amounts related to performance-linked compensation (annual bonus) for fiscal 2025

•	Deliberation and decision on the compensation system for directors and executive officers for fiscal 2026

•	Deliberation on the compensation levels for directors and executive officers based on the outcome of an investigation by a third-party compensation research agency

•	Deliberation on the consideration of executive compensation linked to performance indicators such as consolidated ROE.

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

Sustainability Committee

The Sustainability Committee, which consists of the Group CEO and executive officers and others appointed by the Group CEO, deliberates on important matters related to promoting and implementing sustainability. Additionally, certain matters are reported to the Board of Directors depending on their content and level of importance.

* External experts may potentially be invited.

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

Business Unit Strategy Meeting

The Business Unit Strategy Meeting, in which the Group CEO and executive officers appointed by the Group CEO participate, discusses matters such as the strategy of each business unit and changes in the business environment.

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

Audit Committee

As of the filing of this annual report, the Audit Committee which consists of three outside directors evaluates the Group’s internal control systems from an independent standpoint and may appoint outside experts to conduct its duties if necessary. Aiko Sekine, chairperson of the Audit Committee, and Mami Yunoki are qualified as certified public accountants and have extensive knowledge in finance and accounting as professional accountants.

(The number of meetings of the Audit Committee held in fiscal 2026 and the attendance of each committee member)

Name	Status of attendance at Audit Committee Meetings held in Fiscal 2026
Aiko Sekine	Attended fifteen of fifteen meetings of the Audit Committee
Chikatomo Hodo	Attended four of four meetings of the Audit Committee during his term as a member of the Audit Committee*1
Noriyuki Yanagawa	Attended four of four meetings of the Audit Committee during his term as a member of the Audit Committee*1
Mami Yunoki	Attended eleven of eleven meetings of the Audit Committee during her term as a member of the Audit Committee*1
Miwa Seki	Attended eleven of eleven meetings of the Audit Committee during her term as a member of the Audit Committee*1

*1	Chikatomo Hodo and Noriyuki Yanagawa stepped down effective June 25, 2025 and Mami Yunoki and Miwa Seki were appointed on the same date.

(Major Considerations by the Audit Committee)

•	Decision on Audit Committee Audit Plan (determination of audit policies, methods, allocation, and costs)

•	Decision on remuneration of the independent certified public accountants

•	Decision on evaluation and reappointment of the independent certified public accountants

•	Decision on the Group Internal Audit Department mid-term audit policy and annual audit plan

•	Preapproval for entrustment of non-audit services, etc.

•	Business execution reports by the Representative Executive Officer and executive officers

•	Report on the Group Internal Audit Department activities

•	Internal control-related functions activity report

•	Financial report

•	Accounting audits report

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

Audit Committee Secretariat

The Audit Committee Secretariat supports the work of the Audit Committee under the Audit Committee’s instructions. The appointment and evaluation of, changes to, and disciplinary action toward the staff of the Audit Committee Secretariat are carried out by the executive officer responsible for the Group Internal Audit Department with the approval of the Audit Committee.

Group Internal Audit Department and Group Audit & Supervisory Board Members

The Group Internal Audit Department, which includes 72 staff (as of the end of May 2026), performs internal audits in accordance with the Global Internal Audit Standards set by the Institute of Internal Auditors(“IIA”*). The scope of our internal auditing focuses on the effectiveness of internal control systems, the efficiency and effectiveness of operations, compliance, and other factors pertaining to the management of the ORIX Group through a risk-based approach. The Group Internal Audit Department has established the internal rules concerning the basic matters of internal audits, such as the purpose of internal audits, the responsibilities and authority of the internal audit department, and the implementation of internal audits. Based on these rules, the department formulates the annual audit plan and conducts individual internal audits. Following the results of internal audits, the department follows up on the implementation status of remediation plans by the audited departments for matters deemed to be remediated. In November 2021, an external quality assessment confirmed our practices as “Generally Conforms” to the international standards set by the IIA. The Group Internal Audit Department also jointly identifies and monitors critical risk through cooperation with Audit & Supervisory Board Members and internal audit functions at group companies and works to maintain and enhance the ORIX Group’s internal auditing system. The Group Internal Audit Department promotes the acquisition of professional qualifications related to internal audits (such as certified internal auditors, certified information system auditors, certified public accountants, and U.S. certified public accountants). In fiscal 2026, more than 40% of the staff of the Group Internal Audit Department possessed such qualifications.

* The IIA was established in the United States in 1941 and serves as a global leader in internal auditing.

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

We select the independent certified public accountants to conduct the Company’s audit or determine the reappointment thereof based on “Basic Policy on the Evaluation, Appointment and Reappointment of the Independent Certified Public Accountants” (hereinafter, “Basic Appointment Policy”) defined by the Audit Committee, which takes into consideration their independence from the Company, as well as their expert knowledge, comprehensive ability to conduct audits and audit quality.

With regard to the independent certified public accountants, based on “Basic Appointment Policy”, if we deem that the independent certified public accountants do not demonstrate adequate expert knowledge, comprehensive ability to conduct audits, audit quality, or if they are in violation of laws or regulations, including the Companies Act and the Certified Public Accountants Act, if they are offensive to public order and morals, or if there are other suitable reasons, the Company’s Audit Committee shall submit a proposal to the General Meeting of Shareholders concerning the dismissal or non-reappointment of the independent certified public accountants.

In addition, if the Company’s Audit Committee deems that the independent certified public accountants’ circumstances qualify as a reason for dismissal provided for in Article 340, Paragraph (1) of the Companies Act, the Audit Committee shall dismiss the independent certified public accountants.

Based on “Basic Appointment Policy”, we evaluate the independent certified public accountants every year as follows.

The Accounting Department conducts a satisfaction survey of the major group companies that have direct contact with the independent certified public accountants and evaluates them as the accounting department based on the results of the survey.

The Audit Committee evaluates the independent certified public accountants based on an evaluation checklist, direct assessments through meetings with the independent certified public accountants, and questionnaire surveys of the major group companies.

In the fiscal year under review, the Audit Committee conducted the aforementioned evaluation and comprehensively deliberated the content. As a result, we determined that it was desirable to reappoint KPMG AZSA LLC as the independent certified public accountants.

In the opinion of management, the provision of non-audit services did not impair the independence of KPMG AZSA LLC.

DIRECTORS

The Member of the Board of Directors of ORIX as of June 22, 2026 are as follows:

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 22, 2026
Makoto Inoue (Oct. 2, 1952)	Member of the Board of Directors, Representative Executive Officer, Chairman	Apr. 1975	Joined the Company
		Mar. 2001	General Manager of Investment Banking Headquarters	105,000 (922,508)
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Assumed office of Executive Officer, the Company
Head of Alternative Investment & Development Headquarters
		Jan. 2006	Assumed office of Managing Executive Officer, the Company
		Dec. 2006	Head of Alternative Investment & Development Headquarters,
Responsible for IT Planning Office
		Jun. 2008	Head of International Administrative Headquarters,
Head of Alternative Investment & Development Headquarters,
Responsible for IT Planning Office
		Jun. 2009	Assumed office of Senior Managing Executive Officer, the Company
		Jun. 2010	Assumed office of Member of the Board of Directors, Deputy President, the Company
		Jan. 2011	Assumed office of Member of the Board of Directors, Representative Executive Officer, President, the Company Chief Operating Officer
		Jan. 2014	Co-Chief Executive Officer

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 22, 2026
		Jun. 2014	Chief Executive Officer (retired in Jan. 2026)
		Jan. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department I and II
		Apr. 2017	Responsible for Group IoT Business Department,
Responsible for New Business Development Department
		May 2017	Responsible for Open Innovation Business Department,
Responsible for Group IoT Business Department,
Responsible for New Business Development Department
		Jan. 2018	Responsible for Group Strategy Business Unit
		Jan. 2025	Assumed office of Member of the Board of Directors, Representative Executive Officer, Chairman, the Company

Hidetake Takahashi (Jan. 13, 1971)	Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer Responsible for Digital Innovation Unit	Apr. 1993	Joined the Company
		Feb. 2010	General Manager of Business Development and Investment Group I, Investment Banking Headquarters	7,100 (182,486)
		Jun. 2010	Assumed office of Executive Officer, DAIKYO INCORPORATED
		Sep. 2011	General Manager of Planning Department, Investment and Operation Headquarters
		Nov. 2011	General Manager of Business Development Department, Investment and Operation Headquarters
		Jan. 2014	General Manager of Business Development Department, Energy and Eco Services Headquarters
		Jan. 2017	Deputy Head of Energy and Eco Services Headquarters,
General Manager of Business Development Department

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 22, 2026
		Mar. 2017	Deputy Head of Energy and Eco Services Headquarters,
General Manager of Global Business Development Department, Energy and Eco Services Headquarters
		May 2018	Assumed office of Member of the Board of Directors, ORIX Corporation UK Limited
		Jan. 2020	Assumed office of Executive Officer, the Company
Head of Energy and Eco Services Headquarters
		Sep. 2020	Assumed office of Member of the Board of Directors, Ubiteq, INC.
		Jan. 2022	Assumed office of Managing Executive Officer, the Company
		Jan. 2024	Assumed office of Senior Managing Executive Officer, the Company
Group Strategy Business Unit, Responsible for Global Investment Strategy
		Jun. 2024	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
		Jan. 2025	Assumed office of Member of the Board of Directors, Representative Executive Officer, President, the Company Chief Operating Officer
Responsible for Group Strategy Business Unit
		Jan. 2026	Chief Executive Officer Responsible for Digital Innovation Unit Responsible for Corporate Strategy and Management Unit

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 22, 2026

Satoru Matsuzaki (Apr. 12, 1966)	Member of the Board of Directors, Deputy President Executive Officer, Chief Operating Officer, Japan & APAC Business Unit	Apr. 1989	Joined Crown Leasing Corporation (retired in Apr. 1997)
		Aug. 1997	Joined the Company	10,719
		Oct. 2005	General Manager of Strategic Planning Group, Investment Banking Headquarters	(248,440)
		Apr. 2006	General Manager of Investment and Operation Group, Investment Banking Headquarters
		Feb. 2010	Head of Office of the President
		Jun. 2010	General Manager of Corporate Planning Department
		Jan. 2012	General Manager of Corporate Planning Department,
General Manager of Corporate Communications Department
		May 2012	General Manager of Corporate Planning Department,
Special Advisor to Responsible for Corporate Communications Department
		Jan. 2013	Assumed office of Executive Officer, the Company
Responsible for Corporate Planning Department,
Responsible for Corporate Communications Department
		Jan. 2014	Domestic Sales Administrative Headquarters: Head of New Business Development and Head of Tokyo Sales
		Jun. 2015	Responsible for New Business Development Department I and II, Head of Tokyo Sales Headquarters
		Jan. 2017	Head of Eastern Japan Sales Headquarters
		Jan. 2018	Assumed office of Managing Executive Officer, the Company Head of Domestic Sales Administrative Headquarters, Head of Eastern Japan Sales Headquarters

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 22, 2026
		Jan. 2019	Head of Corporate Business Headquarters
		Jun. 2019	Assumed office of Member of the Board of Directors, Managing Executive Office, the Company
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Chairperson, ORIX Auto Corporation,
Chairperson, ORIX Rentec Corporation
		Jan. 2025	Assumed office of Member of the Board of Directors, Deputy President Executive Officer, the Company
		Apr. 2025	Group Strategy Business Unit, Responsible for Asia and Australia
		Jul. 2025	Group Strategy Business Unit Responsible for Asia-Pacific
		Jan. 2026	Responsible for Japan & APAC Business Unit
		Apr. 2026	Chief Operating Officer, Japan & APAC Business Unit

Stan Koyanagi (Dec. 25, 1960)	Member of the Board of Directors, Senior Managing Executive Officer, Global General Counsel Responsible for Legal and Compliance Unit	Oct. 1985	Joined SHEPPARD, MULLIN, RICHTER & HAMPTON LLP (retired in May 1988)	5,000 (0)
		Jan. 1993	Partner, GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP) (retired in Feb. 1997)
		Mar. 1997	Vice President, ORIX USA Corporation (currently ORIX Corporation USA)
		Mar. 1999	General Counsel, Vice President and Manager, ORIX USA Corporation (currently ORIX Corporation USA) (retired in Dec. 2003)
		Jan. 2004	Vice President and Associate General Counsel, KB HOME (retired in Jun. 2013)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 22, 2026
		Jul. 2013	Joined the Company
Global General Counsel of Global Business Headquarters
		Jun. 2017	Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company
Responsible for Enterprise Risk Management, Global General Counsel
		Jun. 2018	Head of Enterprise Risk Management Headquarters
		Jan. 2019	Responsible for Enterprise Risk Management Headquarters
		Jan. 2022	Responsible for Legal and Compliance Headquarters
		Jan. 2023	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company
Responsible for Legal Function Unit
		Jan. 2026	Responsible for Legal and Compliance Unit

Hiroshi Watanabe (Jun. 26, 1949)	Member of the Board of Directors (Outside Director)	Apr. 1972	Joined the Ministry of Finance	0 (11,000)
		Jan. 2003	Director-General, International Bureau, Ministry of Finance
	Visiting professor, Faculty of Business Administration at Tokyo Seitoku University	Jul. 2004	Vice Minister of Finance for International Affairs, Ministry of Finance (retired in Jul. 2007)
		Oct. 2007	Special Advisor, Japan Center for International Finance (retired in Sep. 2008)
		Apr. 2008	Professor, Graduate School of Commerce and Management at Hitotsubashi University (currently Graduate School of Business Administration at Hitotsubashi University) (retired in Sep. 2008)
		Oct. 2008	Assumed office of Deputy Governor, Japan Finance Corporation (retired in Mar. 2012)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 22, 2026
		Apr. 2012	Assumed office of Deputy Governor, Japan Bank for International Cooperation
		Dec. 2013	Assumed office of Governor, Japan Bank for International Cooperation (retired in Jun. 2016)
		Oct. 2016	Assumed office of President, Institute for International Monetary Affairs (retired in Jun. 2025)
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Apr. 2025	Visiting professor, Faculty of Business Administration at Tokyo Seitoku University

Aiko Sekine (May 13, 1958)

Member of the Board of Directors (Outside Director)

Professor, Faculty of Commerce at Waseda University

Trustee, International Valuation Standards Council

Advisor, Japanese Institute of Certified Public Accountants

Audit & Supervisory Board Member (Outside), IHI Corporation

Member of the Board of Directors (Outside Director), NIPPON STEEL CORPORATION

		Apr. 1981	Joined Citibank, N.A., Tokyo Branch (retired in Jan. 1984)	0 (11,000)
		Oct. 1985	Joined Aoyama Audit Corporation
		Mar. 1989	Certified as Public Accountant, Japan
		Jul. 2001	Partner of Chuo Aoyama Audit Corporation (retired in Aug. 2006)
		Sep. 2006	Partner of PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC) (retired in Jul. 2016)
		Jul. 2007	Executive Board Member of Japanese Institute of Certified Public Accountants
		Jan. 2008	Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants (retired in Dec. 2010)
		Jul. 2010	Assumed office of Deputy President of Japanese Institute of Certified Public Accountants
		Jul. 2016	Assumed office of Chairman and President of Japanese Institute of Certified Public Accountants (retired in Jul. 2019)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 22, 2026
		Jan. 2019	Member of the Nominating Committee, International Federation of Accountants (retired in Dec. 2022)
		Jul. 2019	Advisor, Japanese Institute of Certified Public Accountants
		Jun. 2020	Assumed office of Member of the Board of Directors (Outside Director), the Company
Assumed office of Audit & Supervisory Board Member (Outside), IHI Corporation
		Sep. 2020	Professor, Faculty of Commerce at Waseda University
		Oct. 2020	Trustee, International Valuation Standards Council
		Jun. 2024	Assumed office of Member of the Board of Directors (Outside Director), NIPPON STEEL CORPORATION

Chikatomo Hodo (Jul. 31, 1960)	Member of the Board of Directors (Outside Director) Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation	Sep. 1982	Joined Arthur Andersen & Co. (currently Accenture Japan Ltd.)	0 (9,500)
		Sep. 2005	Assumed office of Representative Director, Accenture Japan Ltd.
		Apr. 2006	Assumed office of Representative Director and President, Accenture Japan Ltd.
		Sep. 2015	Assumed office of Director and Chairman, Accenture Japan Ltd. (retired in Aug. 2017)
		Sep. 2017	Assumed office of Director and Senior Corporate Advisor, Accenture Japan Ltd. (retired as a Director on Jun. 2018)
		Jul. 2018	Senior Corporate Advisor, Accenture Japan Ltd. (retired in Aug. 2021)
		Jun. 2021	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Jun. 2023	Assumed office of Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 22, 2026
Noriyuki Yanagawa (Apr. 23, 1963)

Member of the Board of Directors (Outside Director)

Professor, Graduate School of Economics at the University of Tokyo

Member of the Board of Directors (Outside Director), Shizuoka Financial Group, Inc.

		Apr. 1993	Specialized Teacher, Faculty of Economics of Keio University	0 (8,000)
		Apr. 1996	Assistant Professor, Graduate School of Economics at the University of Tokyo
		Apr. 2007	Associate Professor, Graduate School of Economics at the University of Tokyo
		Dec. 2011	Professor, Graduate School of Economics at the University of Tokyo
		Jun. 2022	Assumed office of Member of the Board of Directors (Outside Director), the Company
		Jun. 2026	Assumed office of Member of the Board of Directors (Outside Director), Shizuoka Financial Group, Inc.

Mami Yunoki (May 27, 1963)

Member of the Board of Directors (Outside Director)

Part-time lecturer at the Graduate School of Hitotsubashi University

Representative, Mami Yunoki Certified Public Accountant Office

Outside Audit & Supervisory Board Member, Chugai Pharmaceutical Co., Ltd.

Member of the Board of Directors (Outside Director), Daiwa Securities Group Inc.

		May 1985	Joined Aoyama Audit Corporation	0 (2,000)
		Mar. 1988	Certified as Public Accountant, Japan
		Sep. 2006	Joined PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC)
		Jul. 2008	Partner of PricewaterhouseCoopers Aarata (currently PricewaterhouseCoopers Japan LLC)
Jul. 2016

Member of the firm management committee and executive officer in charge of the manufacturing, distribution, and services divisions of PricewaterhouseCoopers Aarata LLC (currently PricewaterhouseCoopers Japan LLC)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 22, 2026
Member of the Examination Board on Strengthening of Financial Functions, Financial Services Agency
		Sep. 2019	Partner of the manufacturing, distribution, and services divisions of PricewaterhouseCoopers Aarata LLC (currently PricewaterhouseCoopers Japan LLC) (retired in Jun. 2023)
		Sep. 2020	Part-time lecturer at the Graduate School of Hitotsubashi University
		Jul. 2023	Representative, Mami Yunoki Certified Public Accountant Office
		Mar. 2024	Outside Audit & Supervisory Board Member, Chugai Pharmaceutical Co., Ltd.
		Jun. 2024	Member of the Board of Directors (Outside Director), Daiwa Securities Group Inc.
		Jun. 2025	Assumed office of Member of the Board of Directors (Outside Director), the Company

Miwa Seki (Feb. 25, 1965)	Member of the Board of Directors (Outside Director) General Partner, MPower Partners Fund L.P. Member of the Board of Directors (Outside Director), Daiwa House Industry Co., Ltd.	Apr. 1988	Joined DENTSU INC. (retired in Mar. 1989)	0 (2,000)
		Apr. 1989	Joined Smith Barney (retired in Jul. 1991)
		Sep. 1993	Joined Morgan Stanley (retired in Jan. 1997)
		Feb. 1997	Joined Clay Finlay Limited
		Jan. 2000	Founder and President, Mei Corporation Y.K. (retired in Aug. 2013)
		Jan. 2003	General Manager, Tokyo Branch, Clay Finlay Limited (retired in Aug. 2007)
		Apr. 2015	Associate Professor, Faculty of Foreign Studies at Kyorin University (retired in Mar. 2021)

Name (Date of birth)	Current positions and principal outside positions (1)	Business experience		Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 22, 2026
		Jun. 2020	Member of the Board of Directors (Outside Director), Daiwa House Industry Co., Ltd.
		May 2021	General Partner, MPower Partners Fund L.P.
		Jun. 2025	Assumed office of Member of the Board of Directors (Outside Director), the Company

Notes:	1. All ORIX Members of the Board of Directors are engaged full-time except Hiroshi Watanabe, Aiko Sekine, Chikatomo Hodo Noriyuki Yanagawa, Mami Yunoki and Miwa Seki.
2. Name on the family register of Aiko Sekine is Aiko Sano.
3. Name on the family register of Mami Yunoki is Mami Kato.

EXECUTIVE OFFICERS

The executive officers of the ORIX Group as of June 22, 2026, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 22, 2026
Yoshiteru Suzuki	Senior Managing Executive Officer	Chief Operating Officer, USA & Europe Business Unit President and Chief Executive Officer, ORIX Corporation USA	0 (180,010)
Shuji Irie	Senior Managing Executive Officer	Chief Operating Officer, Infrastructure Business Unit	131,600 (15,570)
Masataka Yamada	Senior Managing Executive Officer	Chief Financial Officer and Chief Strategy Officer Corporate Strategy and Management Unit	0 (6,228)
Eiji Arita	Managing Executive Officer	Japan & APAC Business Unit Corporate Business Headquarters Member of the Board of Directors (Outside Director), Kanamoto Co., Ltd.	1,600 (80,875)
Seiichi Miyake	Managing Executive Officer	Japan & APAC Business Unit Investment and Operation Headquarters	4,419 (80,875)

Name	Title	Areas of duties	Number of shares held (number of shares scheduled to be issued by share-based compensation plans) in the Company as of June 22, 2026
Yuji Kamiyauchi	Managing Executive Officer	Japan & APAC Business Unit Maintenance Leasing Chairperson, ORIX Auto Corporation President, ORIX Rentec Corporation	5,888 (100,375)
Nobuki Watanabe	Managing Executive Officer	Infrastructure Business Unit Osaka IR Business	641 (87,289)
Takashi Otsuka	Managing Executive Officer	Chief Risk Officer Risk Management Unit	2,332 (45,289)
Tatsuya Kitamura	Managing Executive Officer	Infrastructure Business Unit Real Estate Business Real Estate Sales Department Public Infrastructure Business Department President, ORIX Real Estate Corporation	8,000 (33,372)
Tetsuya Kotera	Executive Officer	Japan & APAC Business Unit Corporate Business Headquarters	2,619 (70,710)
Tomoko Kageura	Executive Officer	Legal and Compliance Unit Corporate legal affairs	5,713 (72,793)
Hiroyuki Ido	Executive Officer	Digital Innovation Unit Business Process Transformation Department	0 (59,793)
Ryujiro Tokuma	Executive Officer	Infrastructure Business Unit Global Transportation Services Headquarters	4,909 (59,793)
Hao Li	Executive Officer	Japan & APAC Business Unit Greater China Group	0 (59,793)
Tomohiko Ishihara	Executive Officer	HR and Administration Unit Secretariat of The Board of Directors	382 (45,793)
Taro Baden	Executive Officer	Group Kansai Representative President, ORIX Baseball Club Co., Ltd.	2,807 (31,793)
Tony Ahn	Executive Officer	Digital Innovation Unit Information Security and Technology	0 (31,793)
Atsunori Sato	Executive Officer	Infrastructure Business Unit Energy and Eco Services Headquarters Member of the Board of Directors, Ubiteq, INC.	1,400 (31,793)
Yoshiaki Matsuoka	Executive Officer	Japan & APAC Business Unit Asia-Pacific Business Headquarters	1,600 (17,793)
Kei Kitagawa	Executive Officer	Infrastructure Business Unit Global Transportation Services Headquarters	6,000 (17,793)
Hiroyuki Ishinaga	Executive Officer	Corporate Strategy and Management Unit Treasury and Corporate Communications	1,600 (4,983)
Reiko Okubo	Executive Officer	Corporate Strategy and Management Unit CEO’s Office	1,600 (4,983)

Notes: 1. Name on the family register of Tomoko Kageura is Tomoko Kanda.

2. Tony Ahn’s legal name is Donghee Ahn.

EMPLOYEES

1. Human Resources Strategy and Policies

(1) Human Resources Strategy Aligned with Corporate Strategy

For the Human Resources Strategy Aligned with Corporate Strategy, see “Item 4. Information on the Company—Sustainability at ORIX and Our Initiatives—Addressing Human Capital.”

(2)  Policy on the Determination of Compensation and Other Benefits

In executing the Company’s management strategy and enhancing its medium- to long-term corporate value, it is essential to provide an attractive workplace where employees can thrive with strong motivation and a sense of fulfillment, and where their contributions are appropriately recognized, supported by an appropriately designed and effectively operated compensation system.

Based on this view, ORIX has adopted “evaluation and treatment aligned with job responsibilities and performance” as a basic principle of its compensation system. Fixed compensation is determined based on the roles and job responsibilities expected of each employee, while variable compensation (bonuses) is determined based on performance outcomes. The evaluation program applies to all employees, and bonuses reflect not only individual performance evaluations but also overall company performance. In addition, ORIX has introduced an incentive plan using restricted shares for certain manager- and executive-level employees, with the objective of fostering a greater sense of participation in management and encouraging proactive actions toward medium- to long-term and sustainable improvement of corporate value.

Fair Treatment

Individual goal setting and evaluation consist of a “Goal Contribution Evaluation,” which assesses the results achieved by employees against goals (performance responsibilities) set together with their supervisors, and a “Role Behavior Evaluation,” which assesses whether expected behavioral guidelines, based on roles for each job category and grade, are demonstrated. The “Goal Contribution Evaluation” is reflected in bonuses, while the “Role Behavior Evaluation” is reflected in salary increases and promotions.

To ensure that the evaluation program functions in a fair and equitable manner, ORIX emphasizes regular dialogue between supervisors and employees. Supervisors clarify the roles and expected performance levels aligned with job responsibilities and set goals accordingly. During the fiscal year, progress reviews are conducted to mutually confirm the status of goal achievement, and goals may be revised or support provided as necessary. At the end of the fiscal year, supervisors provide feedback on evaluation results to support continuous growth and capability development.

ORIX also provides training for supervisors aimed at enhancing their understanding of the evaluation system as evaluators and equipping them with the skills necessary to support the careers of their staff. In addition, through surveys regarding supervisors’ behaviors conducted from the perspective of subordinates, the HR function understands managerial conduct, awareness and workplace conditions, and endeavors to enhance the effectiveness of the evaluation system.

Competitive Compensation:

Taking into account the impact of recent inflation on employees, and from the perspective of ongoing investment in human resources that support ORIX’s growth strategies, ORIX increased base pay, including starting salaries, during the fiscal year ended in March 2026. From the perspective of attracting and retaining talented employees, ORIX also considers external labor market compensation levels and talent supply-and-demand trends, referencing survey data from third-party compensation research providers, and endeavors to maintain competitive compensation relative to market levels.

ORIX also provides training for supervisors aimed at enhancing their understanding of the evaluation system as evaluators and equipping them with the skills necessary to support the careers of their staff. In addition, through surveys regarding supervisors’ behaviors conducted from the perspective of subordinates, the HR function understands managerial conduct, awareness and workplace conditions, and endeavors to enhance the effectiveness of the evaluation system.

2. Employees

As of March 31, 2026, we had 37,286 full-time employees, compared to 33,982 as of March 31, 2025 and 33,807 as of March 31, 2024. We employ 4,961 staff in Corporate Financial Services and Maintenance Leasing, 9,186 staff in Real Estate, 7,794 staff in PE Investment and Concession, 975 staff in Environment and Energy, 2,095 staff in Insurance, 934 staff in Banking and Credit, 325 staff in Aircraft and Ships, 2,070 staff in ORIX USA, 1,645 staff in ORIX Europe, 4,977 staff in Asia and Australia, 2,324 staff as part of our headquarters function as of March 31, 2026. As of March 31, 2026, we had 18,891 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

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

ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥10,574 million, ¥9,872 million and ¥11,863 million in fiscal 2024, 2025 and 2026, respectively.

Indicators related to diversity (as of March 31, 2026)

Filing Company and Consolidated Subsidiaries	Percentage of female managers	Percentage of male employees taking childcare leave, etc.	Pay gap between men and women
			All employees	Of full-time employees	Of fixed-term employees and part-time employees
ORIX Corporation	34.1%	98.4%	64.2%	63.6%	78.6%
ORIX Auto Corporation	21.5%	100.0%	70.0%	68.3%	97.4%
ORIX Rentec Corporation	40.8%	107.6%	68.9%	72.5%	68.0%
ORIX Real Estate Corporation	21.7%	100.0%	70.2%	70.1%	—
ORIX Environmental Resources Management Corporation	10.0%	100.0%	67.2%	73.2%	52.3%
ORIX Life Insurance Corporation	21.9%	66.6%	62.4%	62.0%	56.4%
ORIX Bank Corporation	27.7%	105.5%	64.7%	68.0%	60.2%
ORIX Computer Systems Corporation	20.0%	73.3%	70.8%	70.4%	—
8 Group companies in Japan	29.8%	92.2%	65.0%	65.3%	62.2%

Notes:	1.	The percentage of female managers is calculated based on the provisions of the Act on Promotion of Women’s Participation and Advancement in the Workplace (Act No. 64, 2015). Regarding the percentage of female managers, seconded employees are counted as employees of the home company.
	2.	The percentage of male employees taking childcare leave, etc. is calculated based on the provisions of the Act on the Welfare of Workers Engaged in Childcare or Family Care such as Childcare Leave and Family Care Leave (Act No. 76, 1991), the ratio of childcare leave, etc. taken under Article 71-6, Item 2 of the Enforcement Regulations of the Act on the Welfare of Workers Engaged in Childcare or Family Care such as Childcare Leave and Family Care Leave (Ministry of Labor Ordinance No. 25, 1991). Regarding the percentage of male employees taking childcare leave, etc., it includes those who are taking parental leave, and seconded employees are counted as employees of the home company. Employees whose spouses gave birth in prior years may take childcare leave, etc. in the current year, so the take-up rate may exceed 100%. “—” indicates that there are no eligible employees.
	3.	The pay gap between men and women shows the ratio of the annual average pay of female employees to the annual average pay of male employees. Regarding the pay gap between men and women, seconded employees are counted as employees of the home company. “—” indicates that there are no eligible employees.
	4.	The 8 Group Companies in Japan (ORIX Corporation, ORIX Auto Corporation, ORIX Rentec Corporation, ORIX Real Estate Corporation, ORIX Environmental Resources Management Corporation, ORIX Life Insurance Corporation, ORIX Bank Corporation and ORIX Computer Systems Corporation) jointly operate as part of the ORIX Group’s personnel strategy and personnel systems.

ORIX offers a variety of work styles and occupations to help employees of diverse backgrounds maximize their performance, and by providing opportunities for them, ORIX supports the realization of the career they desire.

In addition, ORIX implements an evaluation and remuneration system that seeks to provide fair pay based on an employee’s seniority, role and duties, with adjustments for personnel evaluations. As of March 31, 2026, the pay gap between men and women in general manager positions was 94.9%. The ORIX Group has set an overall increase in the ratio of female managers as an important ESG-related target and is focusing on the promotion of women.

SHARE OWNERSHIP

As of June 22, 2026, the directors and executive officers of the Company directly held an aggregate of 310,929 Shares, representing 0.02% of the total Shares issued as of such date.

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

Compensation for directors and executive officers in fiscal 2026 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Performance- linked compensation (Number of people)	Share-based compensation (Number of people)	Total compensation
Non-Executive Director and Outside Director	¥123 (8)	— —	¥26 (8)	¥150 (8)
Executive Officer	¥978 (29)	¥1,142 (29)	¥1,026 (29)	¥3,146 (29)

Total	¥1,102 (37)	¥1,142 (29)	¥1,053 (37)	¥3,297 (37)

The above list is the amount paid in accordance with the policies for the compensation of directors and Executive Officers resolved by the Compensation Committee held on June 25, 2025.

The amount paid listed in the table above with regard to the share-based compensation is calculated by multiplying the number of points confirmed to be provided as the portion for the fiscal year ended in March 2026 by the stock market price paid by the trust when ORIX’s shares were acquired (¥2,248.39 per share).

The targets and results with regard to the KPIs of the performance-linked compensation listed in the table above are as follows:

-	Company-wide performance indicator

We targeted the planned value of the consolidated net income set by the compensation committee towards the achievement of the Company’s mid-term strategic directions, and achieved 118%.

-	Division performance indicator

We set the performance target for each division based on the company-wide performance target, and achieved 0% to 300% (median:105%) by 29 Executive Officers (based on the total evaluation including qualitative assessment).

Compensation for Makoto Inoue, Member of the Board of Directors, Representative Executive Officer, Chairman of ORIX, for fiscal 2026 was ¥169 million in fixed compensation, ¥200 million in performance-linked compensation and ¥182 million in share-based compensation.

Compensation for Hidetake Takahashi, Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer of ORIX, for fiscal 2026 was ¥142 million in fixed compensation, ¥168 million in performance-linked compensation and ¥152 million in share-based compensation.

Compensation for Satoru Matsuzaki, Member of the Board of Directors, Deputy President Executive Officer of ORIX, for fiscal 2026 was ¥97 million in fixed compensation, ¥103 million in performance-linked compensation and ¥90 million in share-based compensation.

Compensation for Stan Koyanagi, Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2026 was ¥106 million (¥16 million from the Company and ¥90 million from ORIX Corporation USA) in fixed compensation and ¥211 million (¥211 million from ORIX Corporation USA) in performance-linked compensation.

Compensation for Yasuaki Mikami, Member of the Board of Directors, Senior Managing Executive Officer of ORIX, for fiscal 2026 was ¥42 million in fixed compensation, ¥39 million in performance-linked compensation and ¥36 million in share-based compensation.

Compensation for Eiji Arita, Managing Executive Officer of ORIX, for fiscal 2026 was ¥33 million in fixed compensation, ¥45 million in performance-linked compensation and ¥36 million in share-based compensation.

Compensation for Seiichi Miyake, Managing Executive Officer of ORIX, for fiscal 2026 was ¥33 million in fixed compensation, ¥71 million in performance-linked compensation and ¥36 million in share-based compensation.

The actual total amount of the share-based compensation paid in fiscal 2026 was ¥584 million paid to two directors and three executive officers (including those serving concurrently as directors and Executive Officers) who retired during fiscal 2026.

The Compensation Committee sets the following “Policy of Determining Compensation of Directors and Executive Officers.”

Policy of Determining Compensation of Directors and Executive Officers

ORIX’s business objective is to increase shareholder value over the medium- to long-term. ORIX believes in the importance of each director and Executive Officer responsibly performing his or her duties, and cooperation among different business units in order to achieve continued growth of the ORIX Group. The Compensation Committee believes that in order to accomplish such business objectives, directors and Executive Officers should place emphasis not only on performance during the current fiscal year, but also on medium- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, ORIX takes such factors into account when making decisions regarding the compensation system and compensation levels for directors and Executive Officers. Taking this basic policy into consideration, we have established separate policies for the compensation of directors and Executive Officers in accordance with their respective roles based on a decision of the compensation committee held on June 25, 2025.

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

Fixed compensation is, in principle, a certain amount that is added to the compensation of the chairperson and member of each committee. For share-based compensation reflecting medium- to long-term performance, directors are granted points on an annual basis for their period of service, and they are paid in ORIX shares corresponding to the amount of points they have accumulated at the time of retirement.

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

Fixed compensation is decided for each individual based on a standard amount for each position. Compensation linked to business performance for the fiscal year ended March 2026 uses the level of achievement against the planned value of the consolidated net income as a company-wide performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 200% while, at the same time, using the level of achievement of the target of the division for which the relevant executive officer was responsible*** as a division performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 300%. In the case of Representative Executive Officers, the level of achievement against the planned value of the consolidated net income is used as a sole performance indicator, adjusting the standard amount within the range of 0% to 200%. These performance indicators are selected based on the Company’s mid-term strategic directions. In addition to the above, annual bonuses for Executive Officers at the Managing Executive Officer level and above will be increased or decreased by an amount ranging from 0% to 30% of the base amount for each position based on progress toward the ESG-related Key Goals. If progress towards ESG-related Key Goals is proceeding as planned, the annual bonus will not be adjusted. For share-based compensation reflecting medium- to long-term performance, executive officers are granted points based on their position, and they are paid in ORIX shares corresponding to the amount of points they have accumulated at the time of retirement.

*

Share-based compensation is the Board Incentive Plan Trust in which directors and Executive Officers are granted points on an annual basis for their period of service, and at the time of retirement, ORIX’s shares are delivered through a trust to them in accordance with the number of points they have accumulated. The amount of points to be granted is determined in accordance with the guidelines adopted by the compensation committee. The compensation committee does not set a minimum ownership period for the shares delivered under the plan. The compensation committee can forfeit the share-based compensation from a recipient director or executive officer, if it finds he/she engaged in serious misconduct that could cause damage to the Company during his/her period of service.

**

Compensation for executive officers based on foreign branches or executive officers with special expertise is determined based on individual deliberation about foreign local compensation practices/levels or their special expertise, as the case may be.

***

The level of achievement of each division performance with regard to the performance-based compensation is measured based on a total evaluation focusing on the achievement rate against the planned value of each division and taking into account qualitative factors (such as target levels, details of achievement, future growth potential, effort status to ESG, etc.)

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

The Compensation Committee conducts a comprehensive review, including confirming whether the specific compensation, etc. for individual Directors and Executive Officers is consistent with the compensation policies based on the resolution at the Compensation Committee meeting held on June 25, 2025, determines the compensation after verifying that the level of compensation is appropriate based on third-party research reports on Director compensation and other information, and judges whether the compensation is in line with the compensation policies.

In addition, to further strengthen the sharing of profits with our shareholders and stakeholders, we have established shareholding guidelines for our directors and executive officers to hold certain numbers of our shares in June 2005.

In June 2005, we introduced the share-based compensation, which is a program in which points are annually allocated to directors and executive officers based upon prescribed standards while in office, and the actual number of ORIX’s shares calculated based on the number of accumulated points is provided at the time of retirement. In July 2014, we started to provide these shares through a trust established by the Board Incentive Plan Trust. The Company entrusts money to the “Board Incentive Plan Trust”, which acquires ORIX’s shares from the stock market for directors and executive officers at the end of his or her tenure using money contributed in advance. The total number of points of the share-based compensation granted to directors and executive officers for fiscal 2026 is equivalent to 468,402 points. Under this system, ¥584 million, which is equivalent to 260,092 points accumulated up to the end of tenure, was paid to directors and executive officers who left their positions during fiscal 2026. As a result, the balance to directors and executive officers as of March 31, 2026 was 2,386,190 points.

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

At the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, our shareholders approved stock option plans under which ORIX purchased shares from the open market and held them for transfer to ORIX’s directors and executive officers and some employees upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executive officers and certain employees of our subsidiaries and affiliates. From 2009 to 2026, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

DISCLOSURE OF A REGISTRANT`S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2026.

Each unit of Shares (1 unit = 100 Shares) has one vote, and none of our major shareholders have different voting rights. We do not issue preferred shares.

Name	Number of Shares held	Percentage of Issued shares
	(Thousands)	(%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	206,924	18.78
Custody Bank of Japan, Ltd. (Trust Account)	87,980	7.98
STATE STREET BANK AND TRUST COMPANY 505001	34,821	3.16
CITIBANK, N.A.-NY, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	33,263	3.01
JP MORGAN CHASE BANK 385642	18,796	1.70
JP MORGAN CHASE BANK 385781	16,328	1.48
BNYM AS AGT/CLTS 10 PERCENT	15,048	1.36
GOVERNMENT OF NORWAY	12,828	1.16
SIX SIS LTD.	10,374	0.94
THE CHASE MANHATTAN BANK, N.A. LONDONSECS LENDING OMNIBUS ACCOUNT	10,303	0.93

ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2026, the percentage of issued Shares held by overseas corporations and individuals was 47.05%. As of March 31, 2026, approximately 33,263,285 ADSs were outstanding (approximately 2.96% of ORIX’s issued Shares as of that date). As of March 31, 2026, all our ADSs were held by one record holder in the United States.

On September 19, 2025, Sumitomo Mitsui Trust Bank, Limited submitted a filing to the Kanto Local Finance Bureau indicating that Sumitomo Mitsui Trust Group, Inc., held 60,105,520 Shares, representing 5.17% of ORIX’s issued Shares, as part of Sumitomo Mitsui Trust Bank, Limited’s assets under management.

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

Balance undrawn from the total amount of commitment to be used in accordance with the terms and conditions of relevant agreements to an equity method investee relating to the development of integrated resort, MGM Osaka Corporation, was ¥335,868 million as of March 31, 2026. We will execute the amount of commitment depending on changes in circumstances such as the progress of the development.

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

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) above other than those listed in the table below. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) above. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥36,718 million as of March 31, 2026 and did not exceed ¥277,000 million at any time during fiscal 2026.

Each of these loans (including guarantees of any kind) was made in the ordinary course of business. The following table describes, for each related party borrower, the applicable interest rate (or range of interest rates), the largest aggregate amount outstanding during fiscal 2026 and the aggregate amount outstanding as of March 31, 2026.

Related Party	The largest aggregate amount outstanding during fiscal 2026	Aggregate amount outstanding as of March 31, 2026	Interest rate

	(Millions of yen)		(%)
Kansai Airports	¥12,329	¥12,002	6.5
E.R.P, S.R.L.	2,502	2,502	5.0
NIDC	1,590	1,590	4.0
HIDROELECTRICA DE TACOTAN SA DE CV	1,486	1,486	12.0 – 16.4
HIDROELECTRICA DE TRIGOMIL SA DE CV	1,234	1,234	12.0 – 16.4
Shinko Medical Support Corporation	1,210	1,100	5.0
First Resort Co., Ltd.	684	546	3.5
Brazatortas 220 Renovables S.L.	232	232	3.3
Escatrón Promotores 400 y 200. S.L.	220	220	3.3
Pacific League Marketing Corporation	192	119	1.6
Brazatortas Renovables 400 Kv AIE	68	68	3.3
Bewen Enerji Anonym Şirketi	66	66	7.5
Beyçelik Elawan Yenilenebilir Enerji Üretimi A.Ş.	59	59	6.0
Timber Parent, LLC	1,017	41	14.0
OA Mobility Limited	11	11	0.0
TACOTAN TRIGOMIL SERVICIOS, S.A.	2	2	3.3
TBJ Holdings, Inc.	122,012	0	2.0
DIC	1,351	0	1.2
FSC Topco, LLC	433	0	14.0
Torigin Leasing Co., Ltd.	0	0	6.9

In addition to the loans described above, we have guarantees in the aggregate amount of ¥15,440 million.

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

Effective February 27, 2025, we implemented a change in the ratio of our ADSs to underlying Shares from one ADS representing five underlying Shares to a ratio of one ADS representing one underlying Share. Following this change, on March 31, 2026, approximately 33,263,285 ADSs were outstanding. This is approximately 2.96% of the total number of Shares issued on that date. On that date, all our ADSs were held by one record holder in the United States.

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

Large Shareholdings Report

The Financial Instruments and Exchange Act requires any person who has become, beneficially and solely or jointly (including through arrangements deemed as joint holding under applicable regulations), a holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese financial instruments exchange (such as the shares of capital stock of ORIX) or whose shares are traded on the over-the-counter markets in Japan, to file with the Prime Minister within five business days a report concerning such shareholdings. An alteration report must also be made in respect of any subsequent change of 1% or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions.

For this purpose, shares issuable to such person upon exchange of exchangeable securities or exercise of stock acquisition rights, as well as certain equity-related derivatives (including cash-settled derivatives) as prescribed under applicable regulations, are taken into account in determining both the size of such person’s holding and the issuer’s total issued share capital.

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

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS *
March 31, 2022	85.60	3.50
March 31, 2023	85.60	3.10
March 31, 2024	98.60	3.29
March 31, 2025	120.01	0.82
March 31, 2026	156.10	0.99

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

Based on this fundamental policy, the annual dividend for fiscal 2026 has been decided at 156.10 yen per share (the interim dividend paid was 93.76 yen per share and the year-end dividend has been decided at 62.34 yen per share). The payout ratio for the fiscal year ended March 31, 2026 was 39.0%.

For fiscal 2027, the annual dividend is forecasted at the higher of either payout ratio of 39% or 156.10 yen per share, which was the total dividend payment in fiscal 2026.

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

•

persons holding Shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the Shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to any minimum tax;

•	tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	regulated investment companies;

•	persons that own or are deemed to own 10% or more of the stock of the Company, by vote or value;

•	persons holding Shares or ADSs in connection with a trade or business carried on outside the United States; or

•	persons who acquired Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

We are currently exempt from the rules under the Exchange Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. We are not required under the Exchange Act to publish financial statements as frequently or as promptly as are U.S. companies subject to the Exchange Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue press releases containing unaudited interim financial information as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

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

The table below of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and short-term and long-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contract period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2026 were 4.1% for installment loans, 2.6% for investment in securities (floating and fixed rate), 2.8% for short-term and long-term debt and 0.9% for deposits. As of March 31, 2026, the average payment rate of interest rate swaps was 1.6% and the average receipt rate was 1.8%. The average interest rates of financial instruments as of March 31, 2025 were: 4.0% for installment loans, 2.1% for investment in securities (floating and fixed rate), 2.7% for short-term and long-term debt and 0.5% for deposits. As of March 31, 2025, the average payment rate of interest rate swaps was 1.5% and the average receipt rate was 2.2%. As of March 31, 2026, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2025. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY

NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date						Total	March 31, 2026 Estimated Fair Value
	Years ending March 31,
	2027	2028	2029	2030	2031	Thereafter

	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥207,002	¥97,913	¥89,660	¥53,462	¥60,719	¥386,204	¥894,960	¥873,171
Average interest rate	5.7%	8.3%	8.2%	8.0%	5.8%	3.9%	5.6%	—
Installment loans (floating rate)	¥439,670	¥320,434	¥287,903	¥215,180	¥213,833	¥1,785,388	¥3,262,408	¥3,207,888
Average interest rate	4.4%	5.5%	5.3%	4.4%	3.8%	2.8%	3.6%	—
Investment in securities (fixed rate)	¥53,697	¥167,250	¥70,009	¥70,172	¥85,370	¥2,740,007	¥3,186,505	¥2,314,353
Average interest rate	1.1%	10.7%	1.9%	2.1%	2.4%	1.8%	2.3%	—
Investment in securities (floating rate)	¥2,194	¥6,381	¥8,035	¥9,924	¥955	¥189,144	¥216,633	¥212,063
Average interest rate	(0.2%)	3.2%	3.0%	3.7%	(1.6%)	6.5%	6.0%	—
Liabilities:
Short-term debt	¥572,235	¥0	¥0	¥0	¥0	¥0	¥572,235	¥572,235
Average interest rate	3.1%	—	—	—	—	—	3.1%	—
Deposits	¥1,846,727	¥159,040	¥75,999	¥176,685	¥321,836	¥45,269	¥2,625,556	¥2,635,326
Average interest rate	0.8%	0.7%	0.7%	0.9%	1.3%	0.7%	0.9%	—
Long-term debt (fixed rate)	¥442,252	¥538,324	¥505,479	¥351,899	¥400,157	¥829,558	¥3,067,669	¥2,992,647
Average interest rate	2.3%	2.5%	1.9%	3.1%	2.3%	2.7%	2.5%	—
Long-term debt (floating rate)	¥589,836	¥428,965	¥493,859	¥456,431	¥302,535	¥626,464	¥2,898,090	¥2,896,388
Average interest rate	3.7%	3.6%	3.5%	3.7%	2.1%	2.3%	3.2%	—

NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected Maturity Date						Total	March 31, 2026 Estimated Fair Value
	Years ending March 31,
	2027	2028	2029	2030	2031	Thereafter

	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥125,616	¥56,743	¥111,486	¥27,227	¥74,496	¥221,474	¥617,042	¥24,071
Average pay rate	2.5%	2.3%	1.2%	1.0%	1.0%	1.3%	1.6%	—
Average receive rate	3.5%	2.1%	1.2%	1.0%	0.9%	1.5%	1.8%	—
Notional amount (fixed to floating)	¥0	¥980	¥0	¥34	¥0	¥11	¥1,025	¥(2)
Average pay rate	—	3.7%	—	3.7%	—	3.7%	3.7%	—
Average receive rate	—	4.3%	—	3.7%	—	3.1%	4.3%	—

The above table excludes purchased loans, which are exposed to interest rate risk, because it is difficult to estimate the timing and extent of collection of such loans. Purchased loans are deteriorated credit loans which we acquire at a discount and for which full collection of all contractually required payments from the debtors is unlikely. The total book value of our purchased loans as of March 31, 2026 was ¥16,214 million.

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

In addition, long-term debt (fixed rate) in the table above includes ¥160,000 million of unsecured subordinated bonds with interest deferral features and optional early redemption clauses (hybrid bonds).

This amount consists of:

-	¥40,000 million issued in fiscal 2020, maturing in fiscal 2080, with optional early redemption on or after March 2030;
-	¥21,000 million issued in fiscal 2021, maturing in fiscal 2081, with optional early redemption on or after March 2031;
-	¥60,000 million issued in fiscal 2025, maturing in fiscal 2060, with optional early redemption on or after March 2030; and
-	¥39,000 million issued in fiscal 2026, maturing in fiscal 2061, with optional early redemption on or after March 2031.

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

We have identified all positions that are subject to exchange rate risk, including retained earnings accumulated in foreign currencies in our overseas subsidiaries, which is translated to Japanese yen upon consolidation. ORIX shareholders’ equity is subject to exchange rate risk arising from such translations. Other positions, such as potential losses in future earnings, are calculated using several hypothetical scenarios based on 10% changes in the relevant currencies. Based on these scenarios, exchange losses in future earnings were estimated to be ¥928 million and ¥103 million as of March 31, 2025 and 2026, respectively. The largest of such losses were estimated in scenarios where the U.S. dollar appreciated 10% against the Japanese yen from the rate in effect on March 31, 2025 and 2026.

Risk of Market Prices in Stocks

We have marketable stocks that are subject to price risk arising from changes in their market prices. Our shareholders’ equity and net income bear risks due to changes in the market prices of these securities. To manage these risks of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2025 and 2026, respectively, and under such circumstances estimate ¥12,416 million and ¥13,272 million decrease in the fair value of our equity securities as of March 31, 2025 and 2026.

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

PAYMENTS TO ORIX FROM THE DEPOSITARY

The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, and proxy voting and related expenses. In fiscal 2026, this amount was $2,213,426.

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

Item 15. Controls and Procedures

As of March 31, 2026, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding the achievement of management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms. There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2026 by using the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2026.

The effectiveness of our internal control over financial reporting as of March 31, 2026 has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our consolidated financial statements, as stated in their report which is included herein.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Aiko Sekine and Mami Yunoki are “audit committee financial experts,” within the meaning of the current rules of the U.S. Securities and Exchange Commission. Aiko Sekine and Mami Yunoki are “independent” as required by Section 303A.06 of the New York Stock Exchange Listed Company Manual.

Subject to the retirement of Aiko Sekine as a director at the annual general meeting of shareholders scheduled to be held on June 23, 2026, and the termination of her service as a member of the audit committee upon such retirement, Mami Yunoki is expected to be designated as the sole “audit committee financial expert” by our board of directors.

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

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2025 and 2026, KPMG (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥4,706 million and ¥5,050 million, respectively, for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2025 and 2026, KPMG billed us ¥172 million and ¥269 million, respectively, for audit-related services, including attestation, assurance and related services that are not reported under audit fees.

TAX FEES

In fiscal 2025 and 2026, KPMG billed us ¥263 million and ¥260 million, respectively, for tax-related services.

ALL OTHER FEES

In fiscal 2025 and 2026, KPMG billed us ¥46 million and ¥1 million, respectively, for other products and services and for sustainability related assurance services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2026	(a) Total number of Shares Purchased*1	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs *2,3	(d) Maximum number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs*2,3
April 2025	7,680	¥28	0	¥0
May 2025	2,432,729	2,973	2,432,300	142,768,017,500
June 2025	5,096,600	3,081	5,095,800	127,067,116,500
July 2025	5,003,446	3,313	5,003,400	110,490,207,000
August 2025	4,665,950	3,664	4,664,700	93,393,785,000
September 2025	3,864,206	3,901	3,863,400	78,320,473,500
October 2025	1,544,560	3,785	1,543,700	72,475,293,200
November 2025	2,183,276	3,972	2,183,200	63,803,553,200
December 2025	4,830,750	4,362	4,830,700	42,729,937,900
January 2026	3,963,570	4,728	3,962,100	23,988,730,700
February 2026	4,178,900	5,147	4,178,900	2,478,991,300
March 2026	450,970	5,498	448,400	20,600

Total	38,222,637	¥3,924	38,206,600	¥0

*1

A total of 16,037 shares were purchased other than through publicly announced plans or programs during the fiscal year ended March 31, 2026, due to our purchases of shares constituting less than one unit, and acquisition of restricted shares without consideration under the Restricted Share Grant Plan.

*2	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on May 12, 2025 and November 12, 2025.

• Class of shares to be repurchased	Common shares
• Total number of shares to be repurchased	Up to 60,000,000 shares (approx. 5.4% of the total outstanding shares (excluding treasury shares))
• Total purchase price of shares to be repurchased	Up to 150 billion yen
• Repurchase period	May 19, 2025 to March 31, 2026
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*3	The share repurchase based on the above resolution at the Board of Directors meeting was completed. The details of share repurchase are as follows.

• Class of shares repurchased	Common shares
• Total number of shares repurchased	38,206,600 shares
• Total purchase price of shares repurchased	149,999,979,400 yen
• Repurchase period	May 19, 2025 to February 27, 2026
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

*4	The Company resolved the share repurchase as follows at a meeting of the Board of Directors held on May 11, 2026.

• Class of shares to be repurchased	Common shares
• Total number of shares to be repurchased	Up to 100,000,000 shares (approx. 9.1% of the total outstanding shares (excluding treasury shares))
• Total purchase price of shares to be repurchased	Up to 250 billion yen
• Repurchase period	May 22, 2026 to March 31, 2027
• Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

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

The composition of our board of directors and its committees differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy in order to maintain a NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our board of directors or our Nominating, Audit, and Compensation Committees. Under Japanese law, a majority of the membership on the committees must be “outside directors”—a Japanese law concept that shares similarities with the U.S. concept of “independent director” where the company is a “Company with Nominating Committee, etc.” However, we are not required to include on our board of directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors. Six out of our 10 directors are outside directors. Under the Companies Act, the directors who compose the Audit Committee are not permitted to be executive officers or executive directors of the Company or its subsidiaries, or managers, employees or accounting advisors of the Company’s subsidiaries. Our Audit Committee members meet this requirement.

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
Each of our consolidated group companies is assigned an Information Security Owner, and cyber and information security knowledge and the Group’s security policies are shared with the companies at least semi-annually to raise readiness levels across the ORIX Group.
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
analysis is required.
The ORIX Group has also established a framework to respond to cyber and information security incidents and to mitigate the risk of security breaches, system failures and information leaks, including cyber attacks and damage to information security systems. A system has been established to assess the impact on operations and the likelihood of secondary damage in the event of a cyber and information security incident caused by cyber attacks. The Information Security Control Department analyzes and investigates the incident and also works with the legal department and compliance department to minimize the impact of the incident and prevent secondary damage. Any serious incidents are reported to the Executive Officer in charge of the Information Security Control Department and appropriate action is taken under his/her direction. The current Executive Officer in charge of information security at ORIX has extensive knowledge of information technology and security, cultivated through his experience with system development, project management and security management in over two decades at various international companies prior to joining ORIX
Corporation
, including over a decade of experience in the financial business sector.
In the current fiscal year, we did not identify any cyber or information security incidents that have materially affected or are reasonably likely to materially affect our business activities, results of operations or financial condition.

1
88

(2) Governance
The ORIX Group has established internal rules governing the structure, basic policies, management standards for information security, education, and audits in accordance with global standards for information security controls such as ISO and NIST.
The Information Security Management Rules stipulate that strategies and policies regarding cyber and information security, as well as response policies for cyber and information security incidents, are to be discussed and determined by the Information Technology Committee. The Information Technology Committee is organized in accordance with the Information Technology Committee Rules and is composed of the Group CEO, the Group CFO and other executive officers designated by the Group CEO.
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

1
89

PART III

Item 17. Financial Statements

ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-173.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2025 and 2026 (page F-6 to F-7);

(b)	Consolidated Statements of Income for the years ended March 31, 2024, 2025 and 2026 (page F-8 to F-9);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2024, 2025 and 2026 (page F-10);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2024, 2025 and 2026 (page F-11 to F-12);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2024, 2025 and 2026 (page F-13);

(f)	Notes to Consolidated Financial Statements (page F-14 to F-172);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-173).

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description

Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 24, 2022, and effective on September 1, 2022 (Incorporated by reference to the Annual Report on Form 20-F filed on June 29, 2022 (File No. 001-14856)).

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on July 21, 2017 (Incorporated by reference to the Annual Report on Form 20-F filed on June 28, 2018 (File No. 001-14856)).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on January 6, 2025.

Exhibit 2.1	Description of American Depositary Shares of ORIX Corporation (Incorporated by reference to the Registration Statement on Form F-3 ASR filed on July 2, 2009 (File No. 333-160410)).

Exhibit 2.2	Deposit Agreement, dated September 14, 1998, by and among ORIX Corporation, Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts (Incorporated by reference to the Registration Statement on Form F-3 ASR filed on July 2, 2009 (File No. 333-160410)).

Exhibit 2.3	Form of Amendment No. 1 to Deposit Agreement, by and among ORIX Corporation, Citibank, N.A. as Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (Incorporated by reference to the Registration Statement on Form F-6 filed on January 10, 2025 (File No. 333-09384)).

Exhibit 8.1	List of subsidiaries and affiliates.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014 (Incorporated by reference to the Annual Report on Form 20-F filed on June 25, 2019 (File No. 001-14856).

Exhibit 11.2	Insider Trading Policies (Incorporated by reference to the Annual Report on Form 20-F filed on June 27, 2024 (File No. 001-14856)).

Exhibit 12.1	Certifications required by Rule 13a-14 (a) (17 CFR 240.13a-14 (a)) or Rule 15d-14 (a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14 (b) (17 CFR 240.13a-14 (b)) or Rule 15d-14 (b) (17 CFR 240.15d 14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm.

Exhibit 97	Compensation Clawback Policy (Incorporated by reference to the Annual Report on Form 20-F filed on June 27, 2024 (File No. 001-14856)).

Exhibit 101 INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

Exhibit 101 SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents.

Exhibit 104	Cover Page formatted as Inline XBRL and contained in Exhibit 101

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

ORIX KABUSHIKI KAISHA
By:	/s/ MASATAKA YAMADA
Name:	Masataka Yamada
Title:	Senior Managing Executive Officer Chief Financial Officer and Chief Strategy Officer Responsible for Corporate Strategy and Management Unit

Date: June 22, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
ORIX Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries (the Group) as of March 31, 2026 and 2025, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year
period ended March 31, 2026, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year
period ended March 31, 2026, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of March 31, 2026, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 22, 2026 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.
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
Assessment of the fair value measurement of the convertible bond issued by AM Green (Luxembourg) S.à.r.l
As discussed in Note 2 to the consolidated financial statements, the Group’s financial assets measured at fair value on a recurring basis under Level 3 of the fair value hierarchy as of March 31, 2026, amounted to ¥551,431 million, which included a ¥115,931 million convertible bond. The convertible bond was issued by AM Green (Luxembourg) S.à.r.l and received in conjunction with the partial sale of shares in Greenko Energy Holdings (the Convertible Bond). The Convertible Bond is measured at fair value using discounted cash flow methodology to estimate the equity value as of the transaction date, then using a pricing model based on the Monte Carlo simulation to estimate the bond’s future conversion value and discounting it to the present value. The significant assumptions used in the discounted cash flow methodology include discount rates and future green ammonia sales prices and sales volumes for projected cash flows. The significant assumptions for the pricing model based on the Monte Carlo simulation include a discount rate and equity volatility.

We identified the assessment of the fair value measurement of the Convertible Bond as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the fair value measurement due to significant measurement uncertainty and subjectivity. Specifically, the assessment of the fair value measurement involved an evaluation of the discounted cash flow methodology and Monte Carlo model and certain significant assumptions. Such assumptions included discount rates, future green ammonia sales prices and sales volumes, and equity volatility. Additionally, minor changes in these key assumptions used for the valuation could have a significant effect on the fair value of the Convertible Bond.
The primary procedures we performed to address this critical audit matter were as follows. We evaluated the design and tested the operating effectiveness of certain internal controls related to the fair value measurement of the Convertible Bond specific to the discount rates, future green ammonia sales prices and sales volumes forming the basis of expected future cash flows, and equity volatility.
In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•	evaluating the Group’ discounted cash flow methodology and Monte Carlo model for compliance with U.S. generally accepted accounting principles

•	evaluating the discount rates by comparing to discount rate ranges that were developed using publicly available market data

•	evaluating the future green ammonia sales prices by comparing them with publicly available market data and assessing the price competitiveness in the market as a result of such comparison

•	evaluating the future green ammonia sales volumes developed by potential market share by analyzing government policies of the market in each related country and its price competitiveness

•	evaluating the equity volatility by comparing it to an equity volatility range that was independently developed using publicly available market data and

•
evaluating the fair value measured by management by comparing management’s fair value to a fair value that was independently developed using market assumptions and an independent pricing model based on the Monte Carlo simulation model.

Assessment of the fair value measurement of the investment funds categorized as Level 3 financial instruments
in the fair value hierarchy
As discussed in Notes 1 and 2 to the consolidated financial statements, the Group’s financial assets measured at fair value on a recurring basis under Level 3 of the fair value hierarchy as of March 31, 2026 amounted to ¥551,431 million, which included ¥230,596 million of investment funds. Certain overseas subsidiaries are determined as investment companies under ASC 946 (“Financial Services—Investment Companies”) and hold investment funds measured at fair value with changes in fair value recognized in earnings on a recurring basis. These investment funds are classified as Level 3 in the fair value hierarchy, because the Group measures their fair value using valuation techniques with key inputs that are unobservable. The fair value of the Level 3 investment funds held by a certain investment company in the ORIX USA segment is estimated based on the fair value of the underlying equity investments measured using the market approach technique utilizing market multiples. Key assumptions used for the valuation include selection of comparable companies and relevant market data and determination of earnings before interest, taxes, depreciation and amortization (EBITDA) multiples.
We identified the assessment of the fair value measurement of the Level 3 investment funds held by the investment company in the ORIX USA segment as a critical audit matter. Due to the significant measurement uncertainty associated with the fair value of such investment funds, a high degree of subjectivity was involved in determining the valuation technique and the key assumptions, including selection of comparable companies and relevant market data and determination of EBITDA multiples. Minor changes in these key assumptions used for the valuation could have a significant effect on the Group’s net income. Therefore, a high degree of auditor judgment was required. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the fair value measurement process for the Level 3 investment funds, including controls over (1) the determination of the valuation technique and (2) the determination of the key assumptions used for the valuation. We involved valuation professionals with specialized skills and knowledge to assist in evaluating the reasonableness of management’s estimated fair value by comparing it with fair value estimates developed using independently determined valuation techniques, inputs and assumptions.

KPMG AZSA LLC
We have served as the Group’s auditor since 1985.
Tokyo, Japan
June 22, 2026

F-
4

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors
ORIX Corporation
Opinion on Internal Control Over Financial Reporting
We have audited ORIX Corporation (a Japanese corporation) and subsidiaries’ (the Group) internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of March 31, 2026 and 2025, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated June 22, 2026 expressed an unqualified opinion on those consolidated financial statements.
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
KPMG AZSA LLC
Tokyo, Japan
June 22, 2026

F-
5

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2025 AND 2026
ORIX Corporation and Subsidiaries

		Millions of yen
		2025	2026
ASSETS
Cash and Cash Equivalents		¥1,206,573	¥1,334,945
Restricted Cash		115,410	116,154
Net investment in Leases		1,167,380	1,247,491
Installment Loans		4,081,019	4,173,582
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥97,694 million
March 31, 2026	¥78,020 million
Allowance for Credit Losses		(56,769)	(80,194)
Investment in Operating Leases		1,967,178	2,152,820
Investment in Securities		3,234,547	3,308,829
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥41,018 million
March 31, 2026	¥39,796 million
The amounts which are associated to available-for-sale debt securities are as follows:
As of March 31, 2025
Amortized Cost	¥3,174,036 million
Allowance for Credit Losses	¥(670) million
As of March 31, 2026
Amortized Cost	¥3,403,138 million
Allowance for Credit Losses	¥(3,505) million
Property under Facility Operations		771,851	779,075
Equity method investments		1,320,015	1,306,312
Trade Notes, Accounts and Other Receivable		411,012	495,905
Inventories		229,229	269,187
Office Facilities		191,957	203,169
Other Assets		2,226,849	2,695,501
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥2,586 million
March 31, 2026	¥1,163 million

Total Assets		¥16,866,251	¥18,002,776

Note:	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are as follows:

	Millions of yen
	2025	2026
Cash and Cash Equivalents	¥1,333	¥568
Net Investment in Leases (Net of Allowance for Credit Losses)	6,482	16,322
Installment Loans (Net of Allowance for Credit Losses)	71,668	29,696
Investment in Operating Leases	77,480	82,491
Property under Facility Operations	91,323	72,350
Equity method Investments	49,409	0
Other	45,402	34,319

	¥343,097	¥235,746

F-
6

CONSOLIDATED BALANCE SHEETS—(Continued)
AS OF MARCH 31, 2025 AND 2026
ORIX Corporation and Subsidiaries

		Millions of yen
		2025	2026
LIABILITIES AND EQUITY
Liabilities:
Short-term Debt		¥549,680	¥572,235
Deposits		2,449,812	2,625,556
Trade Notes, Accounts and Other Payable		339,787	356,008
Policy Liabilities and Policy Account Balances		1,948,047	1,943,710
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2025	¥136,257 million
March 31, 2026	¥138,027 million
Income Taxes:
Current		53,149	76,733
Deferred		525,632	611,051
Long-term Debt		5,733,118	5,965,759
Other Liabilities		1,091,811	1,227,913

Total Liabilities		12,691,036	13,378,965

Redeemable Noncontrolling Interests		3,432	50,743

Commitments and Contingent Liabilities
Equity:
Common stock:		221,111	221,111
Authorized:	2,590,000,000 shares
Issued:
March 31, 2025	1,162,962,244 shares
March 31, 2026	1,124,106,624 shares
Additional Paid-in Capital		234,193	235,239
Retained Earnings		3,354,911	3,502,509
Accumulated Other Comprehensive Income		341,298	605,110
Treasury Stock, at Cost:		(61,731)	(81,469)
March 31, 2025	26,672,695 shares
March 31, 2026	25,519,804 shares

ORIX Corporation Shareholders’ Equity		4,089,782	4,482,500
Noncontrolling Interests		82,001	90,568

Total Equity		4,171,783	4,573,068

Total Liabilities and Equity		¥16,866,251	¥18,002,776

Notes:
1.  The Company’s shares held through the Board Incentive Plan Trust (3,413,000 shares as of March 31, 2025 and 3,035,102 shares as of March 31, 2026) are included in the number of treasury stock as of March 31, 2025 and 2026.

2. The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are as follows:

	Millions of yen
	2025	2026
Trade Notes, Accounts and Other Payable	525	688
Long-Term Debt	199,360	142,028
Other	16,749	12,490

	¥216,634	¥155,206

The accompanying notes to consolidated financial statements are an integral part of these statements.

F-
7

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026
ORIX Corporation and Subsidiaries

	Millions of yen
	2024	2025	2026
Revenues:
Finance revenues	¥348,001	¥328,356	¥365,570
Gains on investment securities and dividends	33,023	14,324	128,948
Operating leases	535,490	624,444	641,185
Life insurance premiums and related investment income	558,923	515,259	640,159
Sales of goods and real estate	373,914	373,155	442,586
Services income	965,010	1,019,283	1,112,383

Total revenues	2,814,361	2,874,821	3,330,831

Expenses:
Interest expense	188,328	169,051	193,889
Costs of operating leases	356,760	394,821	411,939
Life insurance costs	433,863	384,753	479,937
Costs of goods and real estate sold	268,627	271,833	331,988
Services expense	560,101	604,145	634,329
Other (income) and expense	(4,671)	27,128	58,803
Selling, general and administrative expenses	627,633	646,054	711,775
Provision for credit losses	20,968	18,723	34,017
Write-downs of long-lived assets	1,724	25,933	16,242
Write-downs of securities	315	554	1,664

Total expenses	2,453,648	2,542,995	2,874,583

Operating Income	360,713	331,826	456,248
Equity in Net Income of Equity method investments	36,774	57,182	123,872
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	72,488	87,705	111,311
Bargain Purchase Gain	0	3,750	0

Income before Income Taxes	469,975	480,463	691,431
Provision for Income Taxes	131,388	128,828	233,103

Net Income	338,587	351,635	458,328

Net Income (Loss) Attributable to the Noncontrolling Interests	(7,682)	(389)	11,821

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	137	394	(758)

Net Income Attributable to ORIX Corporation Shareholders	¥346,132	¥351,630	¥447,265

F-
8

CONSOLIDATED STATEMENTS OF INCOME—(Continued)
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026
ORIX Corporation and Subsidiaries

	Yen
	2024	2025	2026
Amounts per Share of Common Stock for Income Attributable to ORIX Corporation Shareholders:
Basic:
Net Income Attributable to ORIX Corporation Shareholders	¥298.55	¥307.74	¥400.27
Diluted:
Net Income Attributable to ORIX Corporation Shareholders	¥298.05	¥307.16	¥399.40
Cash Dividends	85.60	117.97	151.60
The accompanying notes to consolidated financial statements are an integral part of these statements.

F-
9

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026
ORIX Corporation and Subsidiaries

	Millions of yen
	2024	2025	2026
Net Income	¥338,587	¥351,635	¥458,328

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(67,762)	(153,108)	(214,449)
Impact of changes in policy liability discount rate	93,269	158,339	299,258
Net change of debt valuation adjustments	(191)	(35)	193
Net change of defined benefit pension plans	13,293	5,128	17,167
Net change of foreign currency translation adjustments	173,304	(20,060)	171,936
Net change of unrealized gains (losses) on derivative instruments	(5,875)	(6,403)	(2,840)

Total other comprehensive income (loss)	206,038	(16,139)	271,265

Comprehensive Income	544,625	335,496	729,593

Comprehensive Income (loss) Attributable to the Noncontrolling Interests	(3,035)	(492)	15,771

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	350	344	2,773

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥547,310	¥335,644	¥711,049

The accompanying notes to consolidated financial statements are an integral part of these statements.

F-
10

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026
ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2023	¥221,111	¥233,169	¥3,054,448	¥156,135	¥(121,256)	¥3,543,607	¥70,715	¥3,614,322

Contribution to subsidiaries						0	18,357	18,357
Transaction with noncontrolling interests		86		(165)		(79)	(3,470)	(3,549)
Comprehensive income (loss), net of tax:
Net income (loss)			346,132			346,132	(7,682)	338,450
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(67,772)		(67,772)	0	(67,772)
Impact of changes in policy liability discount rate				93,269		93,269	0	93,269
Net change of debt valuation adjustments				(191)		(191)	0	(191)
Net change of defined benefit pension plans				13,287		13,287	6	13,293
Net change of foreign currency translation adjustments				168,285		168,285	4,816	173,101
Net change of unrealized gains (losses) on derivative instruments				(5,700)		(5,700)	(175)	(5,875)

Total other comprehensive income						201,178	4,647	205,825

Total comprehensive income (loss)						547,310	(3,035)	544,275

Cash dividends			(99,900)			(99,900)	(2,068)	(101,968)
Acquisition of treasury stock					(50,001)	(50,001)	0	(50,001)
Disposal of treasury stock		(227)			277	50	0	50
Cancellation of treasury stock		(49)	(40,951)		41,000	0	0	0
Other, net		478	1			479	0	479

Balance at March 31, 2024	¥221,111	¥233,457	¥3,259,730	¥357,148	¥(129,980)	¥3,941,466	¥80,499	¥4,021,965

Cumulative effect of adopting Accounting Standards Update 2023-02			¥(157)			¥(157)	0	¥(157)

Balance at April 1, 2024	¥221,111	¥233,457	¥3,259,573	¥357,148	¥(129,980)	¥3,941,309	¥80,499	¥4,021,808

Contribution to subsidiaries						—	10,736	10,736
Transaction with noncontrolling interests		83		136		219	(7,451)	(7,232)
Comprehensive income (loss), net of tax:
Net income (loss)			351,630			351,630	(389)	351,241
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(153,108)		(153,108)	0	(153,108)
Impact of changes in policy liability discount rate				158,339		158,339	0	158,339
Net change of debt valuation adjustments				(35)		(35)	0	(35)
Net change of defined benefit pension plans				5,121		5,121	7	5,128
Net change of foreign currency translation adjustments				(19,687)		(19,687)	(323)	(20,010)
Net change of unrealized gains (losses) on derivative instruments				(6,616)		(6,616)	213	(6,403)

Total other comprehensive income (loss)						(15,986)	(103)	(16,089)

Total comprehensive income (loss)						335,644	(492)	335,152

Cash dividends			(135,590)			(135,590)	(1,291)	(136,881)
Acquisition of treasury stock					(53,518)	(53,518)	0	(53,518)
Disposal of treasury stock		(654)			917	263	0	263
Cancellation of treasury stock		(149)	(120,702)		120,851	0	0	0
Other, net		1,456			(1)	1,455	0	1,455

Balance at March 31, 2025	¥221,111	¥234,193	¥3,354,911	¥341,298	¥(61,731)	¥4,089,782	¥82,001	¥4,171,783

F-1
1

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026
ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2025	¥221,111	¥234,193	¥3,354,911	¥341,298	¥(61,731)	¥4,089,782	¥82,001	¥4,171,783

Contribution to subsidiaries						0	14,457	14,457
Transaction with noncontrolling interests		344		28		372	(13,291)	(12,919)
Comprehensive income, net of tax:
Net income			447,265			447,265	11,821	459,086
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(214,437)		(214,437)	0	(214,437)
Impact of changes in policy liability discount rate				299,258		299,258	0	299,258
Net change of debt valuation adjustments				193		193	0	193
Net change of defined benefit pension plans				17,162		17,162	5	17,167
Net change of foreign currency translation adjustments				164,577		164,577	3,816	168,393
Net change of unrealized gains (losses) on derivative instruments				(2,969)		(2,969)	129	(2,840)

Total other comprehensive income						263,784	3,950	267,734

Total comprehensive income						711,049	15,771	726,820

Cash dividends			(170,803)			(170,803)	(8,370)	(179,173)
Acquisition of treasury stock					(150,002)	(150,002)	0	(150,002)
Disposal of treasury stock		(906)			1,264	358	0	358
Cancellation of treasury stock		(137)	(128,864)		129,001	0	0	0
Other, net		1,745			(1)	1,744	0	1,744

Balance at March 31, 2026	¥221,111	¥235,239	¥3,502,509	¥605,110	¥(81,469)	¥4,482,500	¥90,568	¥4,573,068

Note:	Changes in the redeemable noncontrolling interests are not included in this table. For further information, see Note 18 “Redeemable Noncontrolling Interests.”
The accompanying notes to consolidated financial statements are an integral part of these statements.

F-1
2

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026
ORIX Corporation and Subsidiaries

	Millions of yen
	2024	2025	2026
Cash Flows from Operating Activities:
Net income	¥338,587	¥351,635	¥458,328
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	364,242	399,527	404,791
Principal payments received under net investment in leases	475,730	495,717	505,410
Provision for credit losses	20,968	18,723	34,017
Equity in net income of equity method investments	(36,774)	(57,182)	(123,872)
Gains on sales of subsidiaries and equity method investments and liquidation losses, net	(72,488)	(87,705)	(111,311)
Bargain purchase gain	0	(3,750)	0
(Gains) Losses on sales of securities other than trading	(3,943)	6,772	(679)
Gains on sales of operating lease assets	(53,441)	(76,633)	(70,115)
Write-downs of long-lived assets	1,724	25,933	16,242
Write-downs of securities	315	554	1,664
Deferred tax provision	20,000	23,346	90,387
(Increase) Decrease in trading securities	(8,041)	28,487	(6,564)
Increase in inventories	(58,126)	(9,839)	(39,823)
(Increase) Decrease in trade notes, accounts and other receivable	5,235	(2,641)	4,556
Increase (Decrease) in trade notes, accounts and other payable	(4,427)	(3,910)	1,065
Increase in policy liabilities and policy account balances	186,193	268,258	395,623
Increase (Decrease) in income taxes payable	107,881	(9,232)	25,872
Other, net	(40,233)	(67,867)	(216,024)

Net cash provided by operating activities	1,243,402	1,300,193	1,369,567

Cash Flows from Investing Activities:
Purchases of lease equipment	(1,124,207)	(1,288,608)	(1,257,360)
Originations of installment loans	(1,429,738)	(1,506,006)	(1,639,829)
Principal collected on installment loans	1,356,586	1,302,302	1,498,876
Proceeds from sales of operating lease assets	262,724	373,804	352,491
Investments in equity method investees, net	(166,640)	(64,985)	(30,922)
Proceeds from sales of equity method investments	23,967	95,789	131,813
Purchases of available-for-sale debt securities	(570,241)	(700,403)	(539,889)
Proceeds from sales of available-for-sale debt securities	197,640	289,170	341,633
Proceeds from redemption of available-for-sale debt securities	47,280	257,338	161,241
Purchases of equity securities other than trading	(57,819)	(76,767)	(98,026)
Proceeds from sales of equity securities other than trading	54,728	31,594	141,753
Purchases of property under facility operations	(76,667)	(69,064)	(75,075)
Acquisitions of subsidiaries, net of cash acquired	(42,486)	(89,871)	(129,036)
Sales of subsidiaries, net of cash disposed	139,525	111,043	39,696
Other, net	12,545	24,969	(12,037)

Net cash used in investing activities	(1,372,803)	(1,309,695)	(1,114,671)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	10,751	(98,621)	55,427
Proceeds from debt with maturities longer than three months	1,218,867	1,549,750	1,210,761
Repayment of debt with maturities longer than three months	(1,177,803)	(1,368,479)	(1,217,574)
Net increase (decrease) in deposits due to customers	(1,572)	204,034	175,554
Cash dividends paid to ORIX Corporation Shareholders	(99,900)	(135,590)	(170,803)
Acquisition of treasury stock	(50,001)	(53,518)	(150,002)
Contribution from noncontrolling interests	15,621	3,577	1,350
Purchases of shares of subsidiaries from noncontrolling interests	(108)	(521)	(585)
Net increase (decrease) in call money	0	50,000	(55,000)
Other, net	(1,332)	(1,310)	(9,663)

Net cash provided by (used in) financing activities	(85,477)	149,322	(160,535)

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	33,277	(3,144)	34,755

Net increase (decrease) in Cash, Cash Equivalents and Restricted Cash	(181,601)	136,676	129,116

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,366,908	1,185,307	1,321,983

Cash, Cash Equivalents and Restricted Cash at End of Year	¥1,185,307	¥1,321,983	¥1,451,099

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

F-1
4

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

F-1
5

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

F-1
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
In providing leasing services, the Company and its subsidiaries simultaneously conduct supplementary businesses, such as handling taxes and paying insurance on leased assets on behalf of lessees. The compensation for those lessor costs received from lessees are recognized in operating lease revenues and those costs are recognized in costs of operating leases. Investment in operating leases is recorded at cost less accumulated depreciation. In addition, operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. The estimated average useful lives of principal operating lease assets classified as transportation equipment is 7 years, measuring and information-related equipment is 4 years, real estate (other than land) is 28 years and other is 8 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

F-1
7

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

F-1
8

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

F-1
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
In addition, if the entity has a present contractual obligation to extend credit and the obligation is not unconditionally cancelable by the entity, credit losses related to the loan commitments of installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of installment loans and credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. The allowance for off-balance
sheet credit exposures is measured using the same measurement objectives as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is accounted for in other liabilities on the consolidated balance sheets.
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

F-
20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
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
(j) Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. The Company and its subsidiaries release to earnings stranded income tax effects in accumulated other comprehensive income (loss) resulting from changes in tax laws or rates or changes in judgment about realization of a valuation allowance, on a specific identification basis when the individual items are completely sold or terminated, or on a portfolio basis, under which the remaining tax effects are allocated across the entire portfolio of similar items and recognized when the entire portfolio is liquidated. A valuation allowance is recognized, based on the weight of available evidence, to reduce deferred tax assets to the amount that is “more likely than not” to be realized.

F-2
1

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

F-2
2

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

F-2
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(p) Property under facility operations
Property under facility operations consist primarily of operating facilities (including hotels) and environmental assets (including mega solar and wind power plants), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2024, 2025 and 2026 were ¥
35,615 million, ¥41,671 million and ¥42,755 million, respectively. Accumulated depreciation was ¥238,185 million and ¥245,328 million as of March 31, 2025 and 2026, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for structures and up to 44 years for others.
(q) Inventories
Inventories consist primarily of residential condominiums under development, completed residential condominiums (including those waiting to be delivered to buyers under the contract for sale), and merchandise for sale. Residential condominiums under development are carried at cost less any impairment losses, and completed residential condominiums and merchandise for sale are stated at the lower of cost or fair value less cost to sell. The cost of inventories that are unique and not interchangeable is determined on the specific identification method and the cost of other inventories is principally determined on the average method. As of March 31, 2025 and 2026, residential condominiums under development were ¥116,416 million and ¥140,800 million, respectively, and completed residential condominiums and merchandise for sale were ¥112,813 million and ¥128,387 million, respectively.
(r) Office facilities
Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2024, 2025 and 2026 were ¥9,256 million, ¥9,842 million and ¥8,223 million, respectively. Accumulated depreciations were ¥65,155 million and ¥71,412 million as of March 31, 2025 and 2026, respectively. Estimated useful lives range up to 62 years for buildings and structures and up to 44 years for machinery and equipment.
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

F-2
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
(u) Business combinations
The Company and its subsidiaries account for business combinations using the acquisition method. Under this method, the Company and its subsidiaries recognize and measure the identifiable assets acquired and liabilities assumed at their fair values as of the acquisition date, which is the date on which control is obtained. Intangible assets acquired in a business combination are recognized separately from goodwill if they meet either the contractual legal criterion or the separability criterion. Goodwill is measured as the excess of the sum of the consideration transferred and the fair value of any noncontrolling interests over the net fair value of the identifiable assets acquired and liabilities assumed. A bargain purchase gain is recognized when the net fair value of the identifiable assets acquired and liabilities assumed exceeds the consideration transferred and the fair value of any noncontrolling interests. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.
The determination of the fair values of identifiable assets acquired and liabilities assumed requires management to make significant judgments, estimates, and assumptions. When observable market prices for intangible assets are not available, the Company and its subsidiaries use valuation techniques such as the excess earnings method and the relief from royalty method, which use future sales growth rates, operating margins, discount rates, etc.
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

F-2
5

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

F-
26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The Company and its subsidiaries adopted this update on April 1, 2025. The adoption of this update had no material effect on the Company and its subsidiaries’ results of operations or financial position.
In December 2023, Accounting Standards Update 2023-09 (“Improvements to Income Tax Disclosures”—ASC 740 (“Income Taxes”)) was issued. This update requires annual disclosure of income taxes. It requires disclosure of specific categories in the rate reconciliation and separate disclosure and additional information for reconciliation items that are equal to or greater than 5% of the amount computed by multiplying income (or loss) before income taxes by the applicable national statutory income tax rate. It also requires disclosure of the amount of income taxes paid disaggregated by national, local and foreign. Additionally, it requires separate disclosure of the amount of income taxes paid disaggregated by each tax jurisdiction in which income taxes paid is equal to or greater than 5% of the total income taxes paid. This update is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company and its subsidiaries adopted this update prospectively on April 1, 2025. Since this update relates to disclosure requirements, the adoption did not have an effect on the Company and its subsidiaries’ results of operations or financial position.
In March 2024, Accounting Standards Update
2024-01
(“Scope Application of Profits Interest and Similar Awards”—ASC 718 (“Compensation—Stock Compensation”)) was issued. This update clarifies how an entity should apply the scope guidance to determine whether profits interest and similar awards (“profits interests awards” from hereafter) should be accounted for in accordance with ASC 718 (“Compensation—Stock Compensation”). This update is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The Company and its subsidiaries adopted this update on April 1, 2025 choosing the option to apply the update prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The adoption of this update had no material impact on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
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
In November 2024, Accounting Standards Update
2024-04
(“Induced Conversions of Convertible Debt Instruments”—Subtopic
470-20
(“Debt—Debt with Conversion and Other Options”)) was issued. This update clarifies the application requirements for accounting treatment when conversions are induced by incentives. The update is effective for fiscal years and interim periods beginning after December 15, 2025, with early adoption permitted. Entities may elect either to apply the update retrospectively to all prior periods presented or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

prospectively from the date of adoption. The Company and its subsidiaries plan to adopt this update prospectively on April 1, 2026. The Company does not expect the adoption of this update to have a material impact on its results of operations, financial position, or disclosures.
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
In May 2025, Accounting Standards Update
2025-04
(“Clarifications to Share-Based Consideration Payable to a Customer”—ASC 718 (“Compensation—Stock Compensation”), ASC 606 (“Revenue from Contracts with Customers”)) was issued. This update revised the definition of the term performance conditions for share-based consideration payable to a customer, including conditions based on the volume or monetary amount of a customer’s purchase of goods or services. When share-based consideration payable to a customer included service conditions, it eliminated the policy election permitting the entity to account for forfeitures as they occur, and the entity is required to estimate the number of forfeitures expected to occur. Additionally, it clarifies that share-based consideration payable to a customer is not subject to the constraint on estimates of variable consideration in ASC 606. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied using a modified retrospective approach, with a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption, or retrospectively to all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In July 2025, Accounting Standards Update
2025-05
(“Measurement of Credit Losses for Accounts Receivable and Contract Assets”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This update revised the guidance for estimating expected credit losses on trade receivables and contract assets arising from transactions within the scope of ASC 606, Revenue from Contracts with Customers. The amendments allow all entities to apply a practical expedient when developing reasonable and supportable forecasts for credit loss estimates. Under this expedient, entities may assume that the economic conditions existing as of the reporting date will remain unchanged over the remaining life of the financial asset. Nevertheless, entities are required to adjust historical loss information to reflect current conditions if those conditions differ from those in the historical data. This update is effective for fiscal years beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted. This update requires that an entity apply the new guidance prospectively. The Company and its subsidiaries will adopt this update on April 1, 2026. The Company and its subsidiaries expect that the adoption of this update will have no material impact on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In September 2025, Accounting Standards Update
2025-06
(“Targeted Improvements to the Accounting for
Internal-Use
Software”—Subtopic
350-40
(“Intangibles—Goodwill and
Other—Internal-Use
Software”)) was

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

issued. This update eliminates accounting consideration of software project stages and requires capitalization to begin when management has authorized and committed to funding the software project and it is probable that the project will be completed and the software will be used to perform the function intended. This update also requires that capitalized internal-use
software costs are subject to the disclosure requirements under Subtopic
360-10
(“Property, Plant, and Equipment”), regardless of how such those costs are presented in the financial statements. Furthermore, it also modifies the website development costs guidance by eliminating Subtopic
350-50
and relocating any remaining relevant guidance into Subtopic
350-40.
This update is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied to a prospective transition approach, a modified transition approach, under which a cumulative-effect adjustment is recognized in retained earnings as of the beginning of the adoption period, or retrospectively to all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update on April 1, 2028. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations, financial position, and disclosures.
In October 2025, Accounting Standards Update 2025-08 (“Purchased Loans: Financial Instruments—Credit Losses”—ASC 326 (“Financial Instruments—Credit Losses”)) was issued. This update broadens the population of financial assets that are within the scope of the gross-up approach under ASC 326 to include purchased seasoned loans that are not considered purchased credit-deteriorated assets. This update is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. This update requires that an entity apply prospectively to loans that are acquired on or after the initial application date. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In November 2025, Accounting Standards Update 2025-09 (“Hedge Accounting Improvements”—ASC 815 (“Derivatives and Hedging”)) was issued. This update expands the scope of hedge accounting in the following five areas. (1) This update expands the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge. (2) This update provides a model to facilitate the application of cash flow hedge accounting to forecasted interest payments on choose-your-rate debt instruments. (3) This update permits an entity to designate the variability in cash flows attributable to changes in a variable price component of a forecasted purchase or sale of a nonfinancial asset as the hedged risk, provided that the component is clearly and closely related to the nonfinancial asset being purchased or sold. (4) This update eliminates the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument of interest rate risk. (5) The amendments require that an entity exclude the debt instrument’s fair value hedge basis adjustment from the net investment hedge effectiveness assessment and recognize in earnings the gains and losses from the remeasurement of the debt instrument’s fair value hedge basis adjustment at the spot exchange rate. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update requires that an entity apply the new guidance prospectively for all hedging relationships and permits an entity to elect to apply it to hedging relationships that exist as of the date of adoption. The Company and its subsidiaries will adopt this update on April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In December 2025, Accounting Standards Update 2025-10 (“Accounting for Government Grants Received by Business Entities”— ASC 832 (“Government Assistance”)) was issued. This update establishes authoritative

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

guidance on the recognition, measurement, presentation and disclosure of government grants received by business entities. This update requires an entity to recognize a government grant only when it is probable that the entity will both comply with the conditions attached to the grant and the grant will be received, and when the related expenses or costs have been incurred. This update provides specific accounting models for grants related to assets and grants related to income. For grants related to assets, it permits an entity to either recognize government grants as deferred income or as an adjustment to the carrying amount of the asset. For grants related to income, it requires an entity to recognize the grant in earnings over the periods in which the entity recognizes the related costs as expenses, which the grant is intended to compensate. It also requires additional disclosures regarding the nature of government grants, significant terms and conditions, accounting policies applied, and amounts recognized in the financial statements. This update is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years. Early adoption is permitted. This update will be applied using either a modified prospective approach for government grants entered into on or after the effective date, a modified retrospective approach for government grants entered into on or after the beginning of the earliest period presented, or a retrospective approach for all government grants. The Company and its subsidiaries will adopt this update on April 1, 2029. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations, financial position, as well as disclosures.
In April 2026, Accounting Standards Update 2026-01 (“Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock”—ASC 505(“Equity”)) was issued. This update requires an entity that paid-in-kind dividends on equity-classified preferred stock be initially measured on the basis of the paid-in-kind dividend rate stated in the preferred stock agreement. This update is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted. This update will either be applied prospectively to paid-in-kind dividends recognized on preferred stock on or after the initial application date, or retrospectively to paid-in-kind dividends recognized on preferred stock outstanding as of the initial application date for all prior periods presented in the financial statements. The Company and its subsidiaries will adopt this update from April 1, 2027. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
In May 2026, Accounting Standards Update 2026-02 (“Environmental Credits and Environmental Credit Obligations” — ASC 818 ) was issued. This update establishes new accounting guidance on the recognition, measurement, presentation, and disclosure of environmental credits generated, purchased, or received by an entity, as well as environmental credit obligations arising from regulatory compliance requirements related to the prevention, control, reduction, or removal of emissions or other pollution. This update requires that environmental credits that are probable of being used to settle environmental credit obligations, or of transfer in exchange transactions or of use in a nonreciprocal transfer, be recognized as assets at cost, while costs to obtain all other environmental credits be recognized as an expense when incurred. In addition, among the environmental credits recognized as assets, those expected to be used to settle such obligations are subsequently measured at cost, whereas other environmental credits are subject to impairment testing at the end of each reporting period, with impairment losses recognized to the extent that the carrying amount exceeds fair value. This update requires the recognition of liabilities for environmental credit obligations arising from regulatory compliance requirements existing at the reporting date. Such obligations are measured based on the carrying amount of environmental credits held and expected to be used for settlement, or, if such credits are not held, based on the fair value of the environmental credits required to settle the obligation. This update is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. This update requires a modified retrospective approach, with a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption. The Company and its subsidiaries will adopt this update on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

April 1, 2028. The Company and its subsidiaries are currently evaluating the effect that the adoption of this update will have on the Company and its subsidiaries’ results of operations or financial position, as well as disclosures.
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

F-
31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2025 and 2026:
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

F-
3
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2026

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale*1	¥78,020	¥0	¥42,336	¥35,684
Available-for-sale debt securities:	2,526,416	7,278	2,243,137	276,001
Japanese and foreign government bond securities*2	973,885	2,150	971,735	0
Japanese prefectural and foreign municipal bond securities	315,766	0	305,184	10,582
Corporate debt securities*3	957,449	5,128	834,130	118,191
CMBS and RMBS in the Americas	105,432	0	105,432	0
Other asset-backed securities and debt securities	173,884	0	26,656	147,228
Equity securities*4*5	501,246	150,194	120,456	230,596
Derivative assets:	154,513	676	145,850	7,987
Interest rate swap agreements	26,358	0	26,358	0
Options held/written and other	17,402	16	9,399	7,987
Futures, foreign exchange contracts	69,663	660	69,003	0
Foreign currency swap agreements	41,090	0	41,090	0
Netting*6	(80,880)	—	—	—
Net derivative assets	73,633	—	—	—
Other assets:	1,163	0	0	1,163
Reinsurance recoverables*7	1,163	0	0	1,163

Total	¥3,261,358	¥158,148	¥2,551,779	¥551,431

Liabilities:
Derivative liabilities:	¥118,061	¥148	¥117,356	¥557
Interest rate swap agreements	2,289	0	2,289	0
Options held/written and other	21,543	16	20,970	557
Futures, foreign exchange contracts	94,194	132	94,062	0
Foreign currency swap agreements	12	0	12	0
Credit derivatives written	23	0	23	0
Netting*6	(51,256)	—	—	—
Net derivative Liabilities	66,805	—	—	—
Policy Liabilities and Policy Account Balances:	138,027	0	0	138,027
Variable annuity and variable life insurance contracts*8	138,027	0	0	138,027
Accounts Payable	15,683	0	0	15,683
Contingent Consideration	15,683	0	0	15,683

Total	¥271,771	¥148	¥117,356	¥154,267

*1
A certain subsidiary elected the fair value option on certain loans held for sale. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”) and institutional investors. Included in “Other (income)

F-3
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

and expense” in the consolidated statements of income were a gain
 of ¥428 million,
loss
es
 of ¥1,052 million and ¥4,142 million from the change in the fair value of the loans for fiscal 2024, 2025 and 2026, respectively. No gains or losses were recognized in earnings during fiscal 2024, 2025 and 2026 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2025, were ¥98,135 million and ¥97,694 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥441 million. The amounts of aggregate unpaid principal balance and aggregate fair value of the loans held for sale as of March 31, 2026, were ¥79,364 million and ¥78,020 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥1,344 million. The amounts of aggregate unpaid principal balance and aggregate fair value of loans that are 90 days or more past due or, in non-accrual
status as of March 31, 2025, were ¥17,098 million and ¥16,346 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥752 million. The amounts of aggregate unpaid principal balance and aggregate fair value of loans that are 90 days or more past due or, in non-accrual
status as of March 31, 2026, were ¥9,858 million and ¥8,657 million, respectively, and the amount of the aggregate fair value was less than the amount of aggregate unpaid principal balance by ¥1,201 million.

*2
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were losses of ¥6 million,
 ¥59 million
 an
d
 a gain of ¥137
 million from the change in the fair value of those investments for fiscal 2024, 2025 and 2026, respectively. The amount of aggregate fair value elected the fair value option were ¥5,379 million and ¥3,024 million as of March 31, 2025 and 2026, respectively.

*3
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities. Included in “Gains on investment securities and dividends” in the consolidated statements of income were gains
 of ¥399 million, ¥441 million and ¥362 million from the change in the fair value of those investments for fiscal 2024, 2025 and 2026, respectively. The amounts of aggregate fair value elected the fair value option were ¥10,679 million and ¥11,927 million as of March 31, 2025 and 2026, respectively.

*4
Certain subsidiaries elected the fair value option for certain investments in investment funds included in equity securities. Included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” in the consolidated statements of income were gains of ¥3,269 million, ¥1,954 million and ¥1,038 million from the change in the fair value of those investments for fiscal 2024, 2025 and 2026, respectively. The amounts of aggregate fair value elected the fair value option were ¥24,960 million and ¥24,845 million as of March 31, 2025 and 2026, respectively.

*5	The amounts of investment funds measured at net asset value per share which are not included in the above tables were ¥118,666 million and ¥168,854 million as of March 31, 2025 and 2026, respectively.
*6	It represents the amount offset under counterparty netting of derivative assets and liabilities.
*7
Certain subsidiaries elected the fair value option for certain reinsurance contracts held. The fair value of the reinsurance contracts elected for the fair value option in other assets were ¥2,586 million and ¥1,163 million as of March 31, 2025 and 2026, respectively. For the effect of changes in the fair value of those reinsurance contracts on earnings for fiscal 2024, 2025 and 2026, see Note 23 “Income and Expenses Relating to Life Insurance Operations.”

*8
Certain subsidiaries elected the fair value option for the entire variable annuity and variable life insurance contracts held. The fair value of the variable annuity and variable life insurance contracts elected for the fair value option in policy liabilities and policy account balances were ¥136,257 million and ¥138,027 million as of March 31, 2025 and 2026
,
respectively. For the effect of changes in the fair value of the variable annuity and variable life insurance contracts on earnings for fiscal 2024, 2025 and 2026, see Note 23 “Income and Expenses Relating to Life Insurance Operations.”

F-3
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present the reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) in fiscal 2024, 2025 and 2026:
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
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

2025

	Millions of yen
	Balance at April 1, 2024	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2025	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2025*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at March 31, 2025*2
		Included in earnings*1	Included in other comprehensive income*2	Total
Loans held for sale	¥96,566	¥(1,778)	¥(543)	¥(2,321)	¥633	¥0	¥(27,084)	¥0	¥67,794	¥(708)	¥(543)
Available-for-sale debt securities	319,297	1,336	(1,437)	(101)	99,785	(56,749)	(144,578)	0	217,654	370	(463)
Japanese prefectural and foreign municipal bond securities	10,922	(107)	82	(25)	0	0	(19)	0	10,878	(107)	82
Corporate debt securities	5,586	235	(17)	218	300	(1,712)	(140)	0	4,252	(73)	(17)
CMBS and RMBS in the Americas	7,165	0	(83)	(83)	0	0	0	0	7,082	0	(83)
Other asset-backed securities and debt securities	295,624	1,208	(1,419)	(211)	99,485	(55,037)	(144,419)	0	195,442	550	(445)
Equity securities	162,857	(8,129)	(2,089)	(10,218)	20,113	(656)	(9,886)	0	162,210	(8,163)	(2,099)
Investment funds and other	162,857	(8,129)	(2,089)	(10,218)	20,113	(656)	(9,886)	0	162,210	(8,163)	(2,099)
Derivative assets and liabilities (net)	2,284	5,480	401	5,881	0	0	0	0	8,165	5,480	401
Options held/written and other	2,284	5,480	401	5,881	0	0	0	0	8,165	5,480	401
Other asset	2,786	(1,027)	0	(1,027)	916	0	(89)	0	2,586	(1,027)	0
Reinsurance recoverables*5	2,786	(1,027)	0	(1,027)	916	0	(89)	0	2,586	(1,027)	0
Policy Liabilities and Policy Account Balances	167,207	7,292	(48)	7,244	0	0	(23,706)	0	136,257	7,292	(48)
Variable annuity and variable life insurance contracts*6	167,207	7,292	(48)	7,244	0	0	(23,706)	0	136,257	7,292	(48)
Accounts Payable:	14,136	(1,235)	112	(1,123)	0	0	0	0	15,259	(1,235)	112
Contingent Consideration	14,136	(1,235)	112	(1,123)	0	0	0	0	15,259	(1,235)	112
2026

	Millions of yen
	Balance at April 1, 2025	Gains or losses (realized/unrealized)			Purchases*3	Sales	Settlements*4	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2026	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2026*1	Change in unrealized gains or losses included in other comprehensive income for assets and liabilities still held at March 31, 2026*2
		Included in earnings *1	Included in other comprehensive income*2	Total
Loans held for sale	¥67,794	¥(3,453)	¥2,679	¥(774)	¥77	¥(714)	¥(30,699)	¥0	¥35,684	¥(1,221)	¥2,679
Available-for-sale debt securities	217,654	22,401	(10,253)	12,148	138,155	(1,335)	(90,621)	0	276,001	21,907	(8,224)
Japanese prefectural and foreign municipal bond securities	10,878	(198)	618	420	0	0	(716)	0	10,582	6	618
Corporate debt securities	4,252	20,968	(12,004)	8,964	107,208	0	(2,233)	0	118,191	20,968	(12,004)
CMBS and RMBS in the Americas	7,082	0	59	59	0	0	(7,141)	0	0	0	0
Other asset-backed securities and debt securities	195,442	1,631	1,074	2,705	30,947	(1,335)	(80,531)	0	147,228	933	3,162
Equity securities	162,210	85,324	12,598	97,922	19,731	(44,110)	(5,157)	0	230,596	85,082	12,579
Investment funds	162,210	85,324	12,598	97,922	19,731	(44,110)	(5,157)	0	230,596	85,082	12,579
Derivative assets and liabilities (net)	8,165	(1,223)	488	(735)	0	0	0	0	7,430	(1,223)	488
Options held/written and other	8,165	(1,223)	488	(735)	0	0	0	0	7,430	(1,223)	488
Other asset	2,586	(2,167)	0	(2,167)	836	0	(92)	0	1,163	(2,167)	0
Reinsurance recoverables*5	2,586	(2,167)	0	(2,167)	836	0	(92)	0	1,163	(2,167)	0
Policy Liabilities and Policy Account Balances	136,257	(25,594)	271	(25,323)	0	0	(23,553)	0	138,027	(25,594)	271
Variable annuity and variable life insurance contracts*6	136,257	(25,594)	271	(25,323)	0	0	(23,553)	0	138,027	(25,594)	271
Accounts Payable:	15,259	3,029	(1,978)	1,051	1,475	0	0	0	15,683	3,029	(1,978)
Contingent Consideration	15,259	3,029	(1,978)	1,051	1,475	0	0	0	15,683	3,029	(1,978)

F-3
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

*1
Principally, gains and losses from
available-for-sale
debt securities are included in “Finance revenues (including interest under the amortized cost method and principal plus interest)”, “Gains on investment securities and dividends”, “Write-downs of securities” or “Life insurance premiums and related investment income”; equity securities are included in “Gains on investment securities and dividends” and “Life insurance premiums and related investment income” and loans held for sale, derivative assets and liabilities (net), and accounts payable are included in “Other (income) and expense” respectively.

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

*6
“Included in earnings” in the above table is recorded in “Life insurance costs” and includes changes in the fair value of policy liabilities and policy account balances resulting from gains or losses on the underlying investment assets managed on behalf of variable annuity and variable life policyholders, and the changes in the minimum guarantee risks relating to variable annuity and variable life insurance contracts as well as insurance costs recognized for insurance and annuity payouts as a result of insured events. For the information about policy account balances for variable annuity and variable life insurance contracts and market risk benefits as of and for the fiscal year ended March 31, 2025 and 2026, see Note 24 “Long-Duration Insurance Contracts Relating to Life Insurance Operations.”

In fiscal 2024, foreign municipal bond securities totaling ¥6,818 million were transferred from Level 2 to Level 3, since the inputs became unobservable.
In fiscal 2025 and 2026, there were no transfers in or out of Level 3.
The following tables present recorded amounts of assets measured at fair value on a nonrecurring basis during fiscal 2025 and 2026. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:
2025

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥5,881	¥0	¥0	¥5,881
Investment in operating leases, property under facility operations and office facilities	8,105	0	0	8,105
Equity securities	15,193	0	15,193	0
Equity method investments	20,619	0	0	20,619

	¥49,798	¥0	¥15,193	¥34,605

F-3
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

2026

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Loans held for sale	¥838	¥0	¥0	¥838
Real estate collateral-dependent loans (net of allowance for credit losses)	12,646	0	0	12,646
Investment in operating leases, property under facility operations and office facilities	11,907	0	66	11,841
Land and buildings undeveloped or under construction	2,203	0	0	2,203
Equity securities	42,417	0	42,417	0
Equity method investments	5,140	0	0	5,140

	¥75,151	¥0	¥42,483	¥32,668

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

F-3
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
The Company and its subsidiaries classified corporate debt securities, CMBS and RMBS in the Americas and other asset-backed securities and debt securities as Level 2 if the inputs such as trading price and/or bid price are observable. The Company and its subsidiaries classified CMBS and RMBS in the Americas and other asset-backed securities and debt securities as Level 3 if the Company and subsidiaries evaluate the fair value based on the unobservable inputs. In determining whether the inputs are observable or unobservable, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask
spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal
market) and other factors.
The corporate debt securities include a foreign convertible bond issued by AM Green (Luxembourg) S.à.r.l and received in conjunction with the partial sale of shares in Greenko Energy Holdings. It is measured at fair value using discounted cash flow methodology to estimate the equity value as of the transaction date, then, using a pricing model based on the Monte Carlo simulation to estimate the bond’s future conversion value and discounting it to the present value, which is classified as Level 3 because such appraisals involve unobservable inputs in the market. The fair value measurement uses discount rates and projected cash flows based on the business plan including future sales prices and sales volumes of green ammonia for the discounted cash flow methodology, and uses discount rate and equity volatility for the pricing model based on the Monte Carlo simulation. Discount rates, equity volatility, and projected cash flows based on the business plan are unobservable inputs. An increase (decrease) in the discount rate and equity volatility and a decrease (increase) in projected cash flows based on the business plan would result in a decrease (increase) in the fair value of corporate debt securities.
With respect to certain CMBS and RMBS in the Americas and other asset-backed securities and debt securities, the Company and its subsidiaries classified these securities that were measured at fair value based on the observable inputs such as trading price and/or bid price as Level 2. But for those securities that lacked observable trades because they are older vintage or below investment grade securities, the Company and its subsidiaries limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models using valuation techniques such as discounted cash flow model using Level 3 inputs in order to estimate fair value of these debt securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the Americas and other asset-backed securities and debt securities.
Equity securities and equity method investments
If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. In addition, a certain Americas subsidiary measures its investments held by investment companies which are owned by the subsidiary at fair value. These investment funds, certain equity securities and certain equity method investments are classified as Level 3, because fair value measurement is based on discounted cash flow methodologies, market multiple valuation methods, appraisals, or broker quotes. Discounted cash flow methodologies use future cash flows to be generated from investees, weighted average cost of capital (WACC) and others. Market multiple valuation methods use earnings before interest, taxes, depreciation and amortization (EBITDA) multiples based on actual and projected cash flows, comparable peer companies, and comparable precedent transactions and others. Furthermore, certain subsidiaries elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as Level 3, because the subsidiaries measure their fair value using discounted cash flow methodologies, discounting to net asset value based on inputs that are unobservable in the market, appraisals, or broker quotes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Derivatives
For exchange-traded derivatives, fair value is based on quoted market prices and is accordingly classified as Level 1. For non-exchange
traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.
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

F-
41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Information about Level 3 Fair Value Measurements
The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets and liabilities measured at fair value on a recurring basis as of March 31, 2025 and 2026.

	March 31, 2025
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Loans held for sale	¥67,794	Discounted cash flows	Discount rate	7.0% – 12.1%
				( 9.4%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	6,319	Discounted cash flows	Discount rate	5.8% – 9.8%
				( 8.0%)
	4,559	Appraisals/Broker quotes	—	—
Corporate debt securities	302	Discounted cash flows	Discount rate	1.5%
				( 1.5%)
	3,950	Appraisals/Broker quotes	—	—
CMBS and RMBS in the Americas	7,082	Appraisals/Broker quotes	—	—
Other asset-backed securities and debt securities	34,670	Discounted cash flows	Discount rate	0.4% – 51.2%
				(5.5%)
			Probability of default	0.2%
				(0.2%)
	160,772	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds and other	133,585	Discounted cash flows	WACC	13.3% – 23.7%
				( 16.8%)
			EV/Terminal EBITDA multiple	4.2x - 12.0 x
				( 8.8x )
		Market multiples	EV/Last twelve months EBITDA multiple	4.3x- 9.5x
				(7.8x)
			EV/Forward EBITDA multiple	4.2x-9.0x
				(7.7 x)
			EV/Precedent transaction last twelve months EBITDA multiple	4.3x-11.9x
				(8.7x)
	22,859	Appraisals/Broker quotes	—	—
	5,766	Discounted cash flows	Discount rate	11.5% – 12.0%
				(11.7%)
Derivative assets:
Options held/written and other	8,297	Discounted cash flows	Discount rate	12.0% – 33.0%
				(14.7%)
	520	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	2,586	Discounted cash flows	Discount rate	0.5% – 2.4%
				(1.3%)
			Mortality rate	0.0% – 100.0%
				(2.9%)
			Lapse rate	1.5% – 14.0%
				(4.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	100.0%
				(100.0%)

Total	¥459,061

Liabilities:
Derivative liabilities:
Options held/written and other	¥652	Discounted cash flows	Discount rate	12.0% – 33.0%
				(14.7%)
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	136,257	Discounted cash flows	Discount rate	0.5% – 2.4%
				(1.3%)
			Mortality rate	0.0% – 100.0%
				(2.3%)
			Lapse rate	1.5% – 30.0%
				(5.7%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(67.1%)

Accounts Payable:
Contingent Consideration	15,259	Discounted cash flows	EV/Terminal EBITDA multiple	15.0x
				(15.0x)

Total	¥152,168

F-
4
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2026
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Loans held for sale	¥35,684	Discounted cash flows	Discount rate	6.1% – 9.9%
				(7.9%)
Available-for-sale debt securities:
Japanese prefectural and foreign municipal bond securities	6,381	Discounted cash flows	Discount rate	3.6% – 9.8%
				(8.0%)
	4,201	Appraisals/Broker quotes	—	—
Corporate debt securities	115,931	Discounted cash flows	Discount rate	7.0%
				(7.0%)
			Equity Volatility	50.0%
				(50.0%)
	1,944	Appraisals/Broker quotes	—	—
	316	Discounted cash flows	Discount rate	2.4%
				(2.4%)
Other asset-backed securities and debt securities	42,120	Discounted cash flows	Discount rate	0.4% – 51.2%
				(5.4%)
			Probability of default	0.2%
				(0.2%)
	105,108	Appraisals/Broker quotes	—	—
Equity securities:
Investment funds	203,796	Market multiples	EV/Last twelve months EBITDA multiple	3.4x-9.0x
				(7.7x)
			EV/Next twelve months EBITDA multiple	3.2x-8.0x
				(5.1x)
	22,000	Appraisals/Broker quotes	—	—
	4,800	Discounted cash flows	Discount rate	11.0% – 11.5%
				(11.2%)
Derivative assets:
Options held/written and other	7,611	Discounted cash flows	Discount rate	12.0% – 33.0%
				(14.9%)
	376	Appraisals/Broker quotes	—	—
Other assets:
Reinsurance recoverables	1,163	Discounted cash flows	Discount rate	1.1% – 3.5%
				(2.0%)
			Mortality rate	0.0% – 100.0%
				(2.8%)
			Lapse rate	1.5% – 14.0%
				(4.5%)
			Annuitization rate (guaranteed minimum annuity benefit)	100.0%
				(100.0%)

Total	¥551,431

Liabilities:
Derivative liabilities:
Options held/written and other	¥557	Discounted cash flows	Discount rate	12.0% – 33.0%
				(14.9%)
Policy liabilities and Policy Account Balances:
Variable annuity and variable life insurance contracts	138,027	Discounted cash flows	Discount rate	1.1% – 3.5%
				(2.0%)
			Mortality rate	0.0% – 100.0%
				(2.3%)
			Lapse rate	1.5% – 30.0%
				(5.6%)
			Annuitization rate (guaranteed minimum annuity benefit)	0.0% – 100.0%
				(64.4%)

Accounts Payable:
Contingent Consideration	14,084	Discounted cash flows	EV/Terminal EBITDA multiple	15.0x
				(15.0x)
	1,599	Discounted cash flows	Discount rate	4.8% – 5.0%
				(4.9%)
			EBTDA Volatility	35.0%
				(35.0%)

Total	¥154,267

F-4
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during fiscal 2025 and 2026.

	2025
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Real estate collateral-dependent loans (net of allowance for credit losses)	¥1,064	Direct capitalization	Capitalization rate	4.4% – 5.2%
				(4.7%)
	4,817	Appraisals/Broker quotes	—	—
Investment in operating leases, property under facility operations and office facilities	3,314	Discounted cash flows	Discount rate	6.1%
				(6.1%)
	4,791	Appraisals/Broker quotes	—	—
Equity method investments	20,619	Appraisals/Broker quotes	—	—

	¥34,605

	2026
	Millions of yen	Valuation technique(s)	Significant unobservable inputs	Range (Weighted average)
	Fair value
Assets:
Loans held for sale	¥838	Appraisals/Broker quotes	—	—
Real estate collateral-dependent loans (net of allowance for credit losses)	1,093	Direct capitalization	Capitalization rate	4.8% – 6.2%
				(5.2%)
	11,553	Appraisals/Broker quotes	—	—
Investment in operating leases, property under facility operations and office facilities	6,283	Discounted cash flows	Discount rate	0.0% – 5.3%
				(5.2%)
	5,558	Appraisals/Broker quotes	—	—
Land and buildings undeveloped or under construction	2,203	Discounted cash flows	Discount rate	3.9%
				(3.9%)
Equity method investments	844	Direct capitalization	Capitalization rate	7.5%
				(7.5%)
	2,681	Market multiples	EV/EBITDA multiple	6.8x – 7.8x
				(6.9x)
	1,615	Appraisals/Broker quotes	—	—

	¥32,668

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

F-4
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
3. Acquisitions and Divestitures
(1) Acquisitions
During fiscal
2024
, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥
11,894
 million, which was paid mainly in cash. Goodwill initially recognized in these transactions amounted to ¥
4,241
 million and the goodwill is not deductible for income tax purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was ¥
7,049
 million. The acquisitions were mainly included in PE Investment and Concession segment.

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
During fiscal 2026, the Company and its subsidiaries acquired entities for a total cost of the acquisition consideration of ¥
165,859
million, which was paid mainly in cash. Goodwill initially recognized in these transactions amounted to ¥150,974 million and the goodwill is not deductible for income tax purposes. The amount of acquired intangible assets other than goodwill recogniz ed in these transactions was ¥
35,014

million.
 The Company reflected certain preliminary estimates with respect to the fair value of certain components of the underlying net assets of these entities in determining amounts of the goodwill. The acquisitions were mainly included in ORIX USA segment. The amount of the goodwill and intangible assets could possibly be adjusted because for certain of these acquisitions, the purchase price allocations have not been completed yet with respect to the final valuation of acquired intangible assets among others.
The Company did not recognize any bargain purchase gain during fiscal 2024 and 2026.

As
a result of the assessment of the purchase price allocation, the Company recognized a bargain purchase gain of ¥
3,750
 million during fiscal 2025 associated with one of its acquisitions during fiscal 2025, due to the fair value of the net assets, which is the difference between the assets acquired and the liabilities assumed, exceeding the fair value of consideration transferred. The bargain purchase gain was included in Asia and Australia segment.
The segment in which goodwill is allocated is disclosed in Note 13 “Goodwill and Other Intangible Assets.”
(2) Divestitures
Gains on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2024, 2025 and 2026 amounted to
¥72,488 million, ¥87,705 million and ¥111,311 million, respectively. Gains (losses) on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2024 mainly

F-4
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

consisted of ¥19,822 million in PE Investment and Concession segment, ¥(5,557) million in Environment and Energy segment, ¥57,470 million in Banking and Credit segment, ¥(1,978) million in ORIX USA segment and ¥2,502 million in ORIX Europe segment. Gains (losses) on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2025 mainly
consisted of ¥7,294 million in Corporate Financial Services and Maintenance Leasing segment, ¥350 million in Real Estate segment, ¥44,503 million in PE Investment and Concession segment, ¥6,365 million in Environment and Energy segment, ¥478 million in Aircraft and Ships segment, ¥29,224 million in ORIX USA segment, ¥(624) million in ORIX Europe segment and ¥115 million in Asia and Australia segment. Gains (losses) on sales of subsidiaries and equity method investments and liquidation losses, net for fiscal 2026 mainly

consisted of ¥6,918 million in Corporate Financial Services and Maintenance Leasing segment, ¥86,645 million in Environment and Energy segment, ¥408 million in Aircraft and Ships segment, ¥3,164 million in ORIX USA segment, ¥8,762 million in ORIX Europe segment and ¥5,412 million in Asia and Australia segment.
During fiscal 2024, the Company sold 66% of the common shares of a consolidated subsidiary, ORIX Credit Corporation (hereinafter, “ORIX Credit”, which changed its name to DOCOMO Finance, Inc on April 1, 2025) to a third-party. The Company retains a 34% interest in ORIX Credit, which became an equity method investment from fiscal 2024. The sale of the controlling interest resulted in a gain
o
f

¥37,930 million, and the remeasurement of the retained interest
a
t its fair value resulted in a gain of ¥19,540
million, both of which were included in earnings as gains on sales of subsidiaries and equity method investment and liquidation losses, net during fiscal 2024. The fair value of the retained interest was remeasured using the stock value based on the sale proceeds. During fiscal 2025 and 2026, the Company did not have any significant business divestitures.
4. Revenues from Contracts with Customers
The following table provides information about revenues from contracts with customers, and other sources of revenue in fiscal 2024, 2025 and 2026.

	Millions of yen
	2024	2025	2026
Goods or services category
Sales of goods	¥266,390	¥269,050	¥320,653
Real estate sales	107,524	104,105	121,933
Asset management and servicing	244,508	275,929	297,626
Automobile related services	88,325	87,173	93,011
Facilities operation	76,087	83,559	102,956
Environment and energy services	158,075	175,651	169,047
Real estate management and brokerage	99,843	102,369	107,010
Real estate contract work	152,022	162,921	164,262
Other	107,191	91,506	127,531

Total revenues from contracts with customers	1,299,965	1,352,263	1,504,029
Other revenues *	38,959	40,175	50,940

Total sales of goods and real estate and services income	¥1,338,924	¥1,392,438	¥1,554,969

*	Other revenues are not in the scope of revenue from contracts with customers.

F-4
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about costs of goods sold and real estate sold and services expense in fiscal 2024, 2025 and 2026.

	Millions of yen
	2024	2025	2026
Goods or services category
Costs of goods sold	¥179,799	¥184,674	¥226,368
Costs of real estate sold	88,828	87,159	105,620
Asset management and servicing	58,376	69,377	74,079
Automobile related services	56,880	56,832	63,957
Facilities operation	65,979	69,926	88,275
Environment and energy services	109,923	136,426	131,409
Real estate management and brokerage	88,973	93,296	96,104
Real estate contract work	132,656	139,430	137,337
Other	47,314	38,858	43,168

Total expenses of costs of goods and real estate sold and services expenses	¥828,728	¥875,978	¥966,317

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

F-4
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
Fee business:
The Company and its subsidiaries are involved in insurance policy referrals and other agency business. Furthermore, certain subsidiaries engage in asset securitization businesses. Commission revenues from insurance

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

policy referrals and other agency businesses are primarily recognized when the contract between our customers and their client is signed. Revenues from the asset securitization businesses consist primarily of advisory fees
and performance fees. For advisory fee revenues, customers simultaneously receive and consume the benefits of the services as the performance obligations are fulfilled. Therefore, based on progress measured over the contract period with customers, revenues are recognized by directly measuring the value of the services transferred to customers. Performance fees are recognized when the performance obligations are satisfied, either upon the completion of the asset sale or upon the delivery of the final report to the customer, to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The performance fees are estimated by using the most likely amount method, in accordance with the contract terms. The subsidiaries receive payments from customers before satisfying performance obligations, and the amounts are reported in other liabilities on the consolidated balance sheet as contract liabilities.
The following table provides information about balances from contracts with customers as of March 31, 2025 and 2026.

	Millions of yen
	March 31, 2025	March 31, 2026
Trade Notes, Accounts and Other Receivable	¥208,642	¥246,881
Contract assets (Included in Other Assets)	14,154	15,815
Contract liabilities (Included in Other Liabilities)	40,441	46,164
For fiscal 2025 and 2026, there were no significant changes in contract assets and contract liabilities.
For fiscal 2025 and 2026, revenue amounting to ¥25,338 million and ¥32,402 million were included in contract liabilities as of the beginning of each fiscal year, respectively.
As of March 31, 2026, transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) is mainly related to automobile related services and real estate sales and amounted to ¥219,893 million. Remaining term for the obligations ranges up to 20 years. Furthermore, automobile related services primarily constitute the performance obligations that are unsatisfied (or partially unsatisfied) and will be recognized as revenue over the next 10 years. The Company and its subsidiaries applied practical expedients in the disclosure, and performance obligations for contracts that have an original expected duration of one year or less, contracts under which the value transferred to a customer is directly measured and recognized as revenue by the amount it has a right to invoice to the customer, sales- or usage-based royalty and directly allocable variable consideration to wholly unsatisfied performance obligation are not included. The transaction price allocated to unsatisfied performance obligations does not include the estimate of material variable consideration.
Variable consideration not included in the transaction price is mainly related to performance fees of asset management business.
As of March 31, 2025 and 2026, assets recognized from the costs to obtain or fulfill contracts with customers were not material.

F-
50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

5. Cash Flow Information
The following table provides information about Cash, Cash Equivalents and Restricted Cash which are included in the Company’s consolidated balance sheets as of March 31, 2025 and 2026, respectively.

	Millions of yen
	2025	2026
Cash and Cash Equivalents	¥1,206,573	¥1,334,945
Restricted Cash	115,410	116,154

Cash, Cash Equivalents and Restricted Cash	¥1,321,983	¥1,451,099

Cash payments during fiscal 2024, 2025 and 2026 are as follows:

	Millions of yen
	2024	2025	2026
Cash payments:
Interest	¥182,633	¥168,101	¥188,625
Income taxes, net *	3,507	113,122	—

*	From fiscal 2026, cash payments for “income taxes, net” are disclosed in Note 16 of “Income Taxes”, due to the adoption of Accounting Standards Update 2023-09.
The main
non-cash
activities in fiscal 2024, 2025 and 2026 are as follows.
In fiscal 2024, 2025 and 2026, real estate under operating leases of ¥9,442 million, ¥12,494 million and ¥16,903 million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral. In fiscal 2024 and 202
5
, other assets of ¥29
million and

¥
2

million, respectively, were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral. In fiscal 2026, no other assets were recognized with the corresponding amounts of installment loans being derecognized as a result of acquiring real estate collateral. In fiscal 2024, 2025 and 2026, investment in securities of
¥
3,452 million, ¥
311
 million and ¥
1,129
 million, were recognized with the corresponding amounts of installment loans being derecognized as a result of restructuring.
In fiscal 2024, assets and liabilities decreased by ¥1,777 million and ¥0 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of other liabilities. In fiscal 2025, assets and liabilities decreased by ¥3,201 million and ¥1,051 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of long-term debt. In fiscal 2026, assets and liabilities decreased by ¥1,255 million and ¥296 million in the Company’s consolidated balance sheet due to deconsolidation of a subsidiary and certain VIEs which had been consolidated by certain subsidiaries. The derecognized assets mainly consist of investment in securities, and the derecognized liabilities mainly consist of other liabilities. In fiscal 2026, real estate under operating leases of ¥15,619 million were recognized with the corresponding amounts of installment loans being derecognized as a result of consolidation of certain VIEs at some subsidiaries. Recognition and derecognition of these assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions.

F-
51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

ROU assets obtained in exchange for lease liabilities were not included in cash flows from investing activities or financing activities because they did not involve cash transactions. For further information, see Note 6 “Leases.”
In fiscal 2026, the convertible bonds with a carrying amount of
 ¥
107,208
million received in conjunction with the partial sale of shares in equity method investments were not included in cash flows from investing activities in the consolidated statements of cash flows because they did not involve cash transactions.

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
Lease income for fiscal 2024, 2025 and 2026 are as follows:

	Millions of yen
	Fiscal Year ended March 31, 2024	Fiscal Year ended March 31, 2025	Fiscal Year ended March 31, 2026
Lease income – net investment in leases
Interest income	¥87,189	¥92,327	¥96,118
Other	2,500	3,849	4,207
Lease income – operating leases *	535,490	624,444	641,185

Total lease income	¥625,179	¥720,620	¥741,510

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

*
Gains from the disposition of real estate under operating leases included in operating lease revenues were ¥20,960 million, ¥31,965 million and ¥20,689 million, and gains from the disposition of operating lease assets other than real estate included in operating lease revenues were ¥32,481 million, ¥44,668 million and ¥49,426 million for fiscal 2024, 2025 and 2026, respectively.

Lease income from net investment in leases is included in finance revenues in the consolidated statements of income. Gains and losses from the disposition of net investment in leases were not material for fiscal 2024, 2025 and 2026.

Net investment in leases at March 31, 2025 and 2026 consists of the following:

	Millions of yen
	March 31, 2025	March 31, 2026
Lease receivables*	¥1,132,186	¥1,209,630
Unguaranteed residual value	33,908	36,581
Initial direct costs	1,286	1,280

Total	¥1,167,380	¥1,247,491

*
Some lease contracts are subject to government assistance for the customers’ acquisition of leased assets, mainly for the purpose of environmental measures. This government assistance is accounted for as a reduction of lease receivables of lease contracts when the Company and its subsidiaries confirm receipt of cash. The amount of a reduction of lease receivables were ¥32,357 million and ¥31,482 million as of March 31, 2025 and 2026, respectively. Benefits of the government assistance are attributed to the customers by the reduced lease payments. Furthermore, remaining term of government assistance contracts ranges up to 13 years and 15 years as of March 31, 2025 and 2026, respectively. And when receiving the government assistance, restrictions mainly on disposal of property and duty of keeping documents occur for a certain period of time.

Investment in operating leases at March 31, 2025 and 2026 consists of the following:

	Millions of yen
	March 31, 2025	March 31, 2026
Transportation equipment	¥1,912,604	¥1,987,797
Measuring and information-related equipment	436,122	523,388
Real estate	364,004	461,203
Other	82,516	101,678

	2,795,246	3,074,066
Accumulated depreciation	(946,341)	(1,033,293)

Net	1,848,905	2,040,773
Right-of-use assets	73,518	69,030
Accrued rental receivables	46,248	44,415
Allowance for doubtful receivables on operating leases	(1,493)	(1,398)

Total	¥1,967,178	¥2,152,820

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2024, 2025 and 2026 are as follows:

	Millions of yen
	2024	2025	2026
Depreciation expenses	¥261,723	¥283,219	¥297,448
Various expenses	95,037	111,602	114,491

Total	¥356,760	¥394,821	¥411,939

Remaining lease receivables of net investment in leases (including residual value guarantees) range up to 23 years at March 31, 2026. Remaining lease receivables of the operating lease contracts range up to 55 years at March 31, 2026. At March 31, 2026, the amounts due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	Net investment in leases	Operating leases
2027	¥520,199	¥429,844
2028	345,808	272,626
2029	232,063	185,794
2030	137,127	115,082
2031	75,980	66,122
Thereafter	59,430	130,839

Total lease payments	1,370,607	¥1,200,307

Less imputed interest	(160,977)

Total lease receivables	¥1,209,630

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The component of lease expense for fiscal 2024, 2025 and 2026 are as follows:

	Millions of yen	Millions of yen	Millions of yen
	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Finance lease cost
Depreciation expenses of right-of-use assets	¥580	¥574	¥406
Interest expenses of lease liabilities	84	67	101

	664	641	507

Operating lease cost	53,405	53,013	56,020
Short-term lease cost	3,048	2,997	2,543
Variable lease cost	2,721	4,339	6,963
Sublease income	(9,512)	(9,971)	(21,019)

Total	¥50,326	¥51,019	¥45,014

The
Company
and its subsidiaries recorded net gains on sale and leaseback transactions of ¥2,661 million for fiscal 2024.
Supplemental cash flow information related to leases for fiscal 2024, 2025 and 2026 are as follows:

	Millions of yen
	Year Ended March 31, 2024
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥84	¥52,729
Cash flows from financing activities	664	0

Right-of-use assets obtained in exchange for lease liabilities:	¥1,481	¥27,427

	Millions of yen
	Year Ended March 31, 2025
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥67	¥52,277
Cash flows from financing activities	725	0

Right-of-use assets obtained in exchange for lease liabilities:	¥407	¥54,161

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
	Millions of yen
	Year Ended March 31, 2026
	Finance leases	Operating leases
Cash paid for amounts included in the measurements of lease liabilities:
Cash flows from operating activities	¥101	¥53,584
Cash flows from financing activities	481	0
Right-of-use assets obtained in exchange for lease liabilities:	¥454	¥49,111
Supplemental balance sheet information related to lessee leases at March 31, 2025 and 2026 are as follows:

	Millions of yen, except lease term and discount rate
	March 31, 2025
	Finance leases	Operating leases
Investment in Operating Leases	¥4,634	¥68,883
Property under Facility Operations	1,863	99,201
Office Facilities	537	81,396

Total right-of-use assets	7,034	249,480

Other Liabilities	7,479	251,860

Total lease liabilities	¥7,479	¥251,860

Weighted average remaining lease term	35 years	12 years

Weighted average discount rate	2.0%	1.7%

	Millions of yen, except lease term and discount rate
	March 31, 2026
	Finance leases	Operating leases
Investment in Operating Leases	¥87	¥68,943
Property under Facility Operations	2,376	105,299
Office Facilities	617	91,192

Total right-of-use assets	3,080	265,434

Other Liabilities	3,400	268,286

Total lease liabilities	¥3,400	¥268,286

Weighted average remaining lease term	11 years	11 years

Weighted average discount rate	2.0%	2.1%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

At March 31, 2026, the amounts of lease liabilities related to lessee leases due in each of the next five years and thereafter are as follows:

	Millions of yen
Years ending March 31,	Finance leases	Operating leases
2027	¥735	¥56,037
2028	641	40,032
2029	565	32,508
2030	339	28,052
2031	260	24,266
Thereafter	1,384	123,813

Total lease payments	3,924	304,708

Less imputed interest	(524)	(36,422)

Total lease liabilities	¥3,400	¥268,286

7. Installment Loans
The composition of installment loans by domicile and type of borrower at March 31, 2025 and 2026 is as follows:

	Millions of yen
	2025	2026
Borrowers in Japan:
Consumer—
Real estate loans	¥1,901,794	¥1,989,371
Card loans	67,874	64,600
Other	7,259	5,631

	1,976,927	2,059,602

Corporate—
Real estate companies	415,666	461,006
Non-recourse loans	301,477	343,121
Commercial, industrial and other companies	233,270	229,097

	950,413	1,033,224

Borrowers in overseas:
Consumer—
Real estate loans	55,022	38,122
Other	39,172	39,302

	94,194	77,424

Corporate—
Real estate companies*1	228,793	216,272
Non-recourse loans	86,724	200,308
Commercial, industrial and other companies	591,103	549,995

	906,620	966,575

Equity method investees	131,476	20,543

Purchased loans*2	21,389	16,214

	¥4,081,019	¥4,173,582

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

*1	Includes the outstanding balance of loans that were previously sold with a repurchase option and are recorded as assets for accounting purposes in accordance with ASC 860 (“Transfers and Servicing”.)

*2
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

Generally, installment loans are made under agreements that require the borrower to provide collateral or guarantors.

At March 31, 2026, the contractual maturities of installment loans (except purchased loans) for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2027	¥646,672
2028	418,347
2029	377,563
2030	268,642
2031	274,552
Thereafter	2,171,592

Total	¥4,157,368

Revenues from installment loans which are included in finance revenues in the consolidated statements of income are ¥205,734 million, ¥188,294 million and ¥211,379 million for fiscal 2024, 2025 and 2026, respectively.
Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option was elected. A subsidiary elected the fair value option on its loans held for sale. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period. Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2025 and 2026 were ¥111,527 million and ¥105,720 million, respectively. There were ¥97,694 million and ¥78,020 million of loans held for sale as of March 31, 2025 and 2026, respectively, measured at fair value by electing the fair value option.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

nature

of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥
21,389
 million and ¥
16,214
 million as of March
31
,
2025
and
2026
, respectively, and the fair value at the acquisition date of purchased loans acquired during fiscal
2025
and
2026
were ¥
5,264
 million and ¥
10,818
 million, respectively.

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

F-5
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about the allowance for credit losses for installment loans, net investment in leases and other financial assets measured at amortized cost for fiscal 2024, 2025 and 2026:

	Fiscal Year ended March 31, 2024
	Millions of yen
	Beginning balance	Provision (Reversal)*3	Allowance for credit losses on acquired financial assets at acquisition	Charge- offs*4	Recoveries	Other*5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥4,092	¥(712)	¥0	¥(218)	¥151	¥(110)	¥3,203	¥2,893	¥310
Overseas	446	94	0	(6)	1	46	581	526	55
Card loans
Japan	9,022	101	0	(918)	10	(8,203)	12	12	0
Other
Japan	7,759	5,313	0	(3,856)	7	(9,132)	91	6	85
Overseas	1,889	3,166	0	(2,736)	476	265	3,060	1,762	1,298
Installment loans to corporate borrowers:
Non-recourse loans
Japan	253	176	0	0	0	0	429	429	0
The Americas	1,494	74	0	(55)	0	205	1,718	660	1,058
Other than non-recourse loans
Real estate companies
Japan	777	176	0	(4)	26	0	975	889	86
Overseas	1,007	430	0	0	0	112	1,549	1,045	504
Commercial, industrial and other companies
Japan	1,152	(44)	0	(281)	9	21	857	722	135
Overseas	19,132	8,702	0	(4,762)	176	2,576	25,824	16,061	9,763
Loans to Equity method investees	650	99	0	0	0	129	878	422	456
Purchased loans *1	1,148	13	47,676	(47,722)	2	16	1,133	548	585
Net investment in leases:	15,719	3,064	0	(2,635)	26	606	16,780	10,866	5,914

Subtotal	64,540	20,652	47,676	(63,193)	884	(13,469)	57,090	36,841	20,249

Other financial assets measured at amortized cost *2	833	311	0	(280)	9	147	1,020	321	699

Total	¥65,373	¥20,963	¥47,676	¥(63,473)	¥893	¥(13,322)	¥58,110	¥37,162	¥20,948

F-
60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Fiscal Year ended March 31, 2025
	Millions of yen
	Beginning balance	Provision (Reversal)*3	Allowance for credit losses on acquired financial assets at acquisition	Charge- offs*4	Recoveries	Other*5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥3,203	¥(317)	¥0	¥(62)	¥66	¥1	¥2,891	¥2,609	¥282
Overseas	581	1,202	0	0	1	(105)	1,679	505	1,174
Card loans
Japan	12	13	0	0	11	0	36	36	0
Other
Japan	91	(8)	0	0	7	0	90	6	84
Overseas	3,060	2,996	0	(3,237)	453	(224)	3,048	1,355	1,693
Installment loans to corporate borrowers:
Non-recourse loans
Japan	429	33	0	0	0	0	462	462	0
The Americas	1,718	1,066	0	(150)	0	(41)	2,593	1,548	1,045
Other than non-recourse loans
Real estate companies
Japan	975	(14)	0	(78)	26	(1)	908	877	31
Overseas	1,549	682	0	0	0	(185)	2,046	764	1,282
Commercial, industrial and other companies
Japan	857	359	0	(146)	7	1	1,078	586	492
Overseas	25,824	1,094	0	(4,048)	34	(2,841)	20,063	11,919	8,144
Loans to Equity method investees	878	954	0	(255)	0	(65)	1,512	167	1,345
Purchased loans *1	1,133	80	7,507	(7,547)	2	167	1,342	521	821
Net investment in leases:	16,780	4,934	0	(3,505)	91	(178)	18,122	11,236	6,886

Subtotal	57,090	13,074	7,507	(19,028)	698	(3,471)	55,870	32,591	23,279

Other financial assets measured at amortized cost *2	1,020	179	0	(276)	14	(38)	899	299	600

Total	¥58,110	¥13,253	¥7,507	¥(19,304)	¥712	¥(3,509)	¥56,769	¥32,890	¥23,879

F-
61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Fiscal Year ended March 31, 2026
	Millions of yen
	Beginning balance	Provision (Reversal)*3	Allowance for credit losses on acquired financial assets at acquisition	Charge- offs*4	Recoveries	Other*5	Ending balance	Collective (pool) assessment	Individual assessment
Allowance for credit losses:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥2,891	¥180	¥0	¥(130)	¥36	¥(153)	¥2,824	¥2,615	¥209
Overseas	1,679	262	0	(202)	0	80	1,819	367	1,452
Card loans
Japan	36	(7)	0	0	6	0	35	35	0
Other
Japan	90	(5)	0	0	2	(84)	3	3	0
Overseas	3,048	2,203	0	(3,720)	337	224	2,092	1,449	643
Installment loans to corporate borrowers:
Non-recourse loans
Japan	462	126	0	0	0	(6)	582	582	0
Overseas	2,593	2,969	0	(1,264)	0	1,337	5,635	2,224	3,411
Other than non-recourse loans
Real estate companies
Japan	908	192	0	(18)	25	(84)	1,023	1,021	2
Overseas	2,046	320	0	0	0	(876)	1,490	519	971
Commercial, industrial and other companies
Japan	1,078	167	0	(24)	43	(75)	1,189	691	498
Overseas	20,063	11,799	0	(3,067)	197	1,633	30,625	11,946	18,679
Loans to Equity method investees	1,512	(169)	0	(1,439)	2	94	0	0	0
Purchased loans *1	1,342	322	3,633	(3,763)	11	5,943	7,488	133	7,355
Net investment in leases:	18,122	4,933	0	(4,938)	365	1,425	19,907	13,218	6,689

Subtotal	55,870	23,292	3,633	(18,565)	1,024	9,458	74,712	34,803	39,909

Other financial assets measured at amortized cost *2	899	1,482	4,491	(1,336)	2	(56)	5,482	659	4,823

Total	¥56,769	¥24,774	¥8,124	¥(19,901)	¥1,026	¥9,402	¥80,194	¥35,462	¥44,732

Notes: 1	Loans held for sale and policy loan receivables of an insurance entity are not in the scope of allowance for credit losses.
2	Since April 1, 2025, the geographic classification of
Non-recourse
loans within Installment loans to corporate borrowers has been changed from “The Americas” to “Overseas,” reflecting the occurrence of transactions outside The Americas, although the principal assets remain located in The Americas.

F-6
2

NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

*1
Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely.

*2
The allowance for other financial assets measured at amortized cost includes the allowance for credit losses on financing receivables, such as accounts receivable, which include purchased trade receivables. Other financial assets measured at amortized cost are mainly “Trade notes, accounts and other receivables” on the consolidated balance sheets.

*3
“Provision for credit losses” in the consolidated statements of income amounted to provisions of ¥20,968 million, ¥18,723 million and ¥34,017 million for fiscal 2024, 2025 and 2026 respectively. The reconciliation between the above table and the amounts reported on the consolidated statements of income in fiscal
2024, 2025 and 2026 are as follows:

	Millions of yen
	Fiscal Year ended March 31, 2024	Fiscal Year ended March 31, 2025	Fiscal Year ended March 31, 2026
	Provision for credit losses	Provision for credit losses	Provision for credit losses
Net investment in leases	¥3,064	¥4,934	¥4,933
Installment loans	17,588	8,140	18,359

Subtotal in the above table	20,652	13,074	23,292

Other financial assets measured at amortized cost	311	179	1,482

Total in the above table	20,963	13,253	24,774

Off-balance sheet credit exposures *3(a)	(440)	5,297	7,211
Available-for-sale debt securities *3(b)	445	173	2,032

Amount reported on the consolidated financial statements	¥20,968	¥18,723	¥34,017

*3(a)
The allowance for
off-balance
sheet credit exposure were ¥5,116 million, ¥9,766 million and ¥17,676 million as of March 31, 2024, 2025 and 2026, respectively, and the amounts are recorded in “Other liabilities” on the consolidated balance sheets. For further information, see Note 31 “Commitments, Guarantees and Contingent Liabilities.”

*3(b)
The allowance for
available-for-sale
debt securities were ¥634 million ¥670 million and ¥3,505 million as of March 31, 2024, 2025 and 2026, respectively, and the amounts are recorded as a reduction in “Investments in securities” on the consolidated balance sheets. For further information, see Note 9 “Investment in Securities.”

*4	Included in Charge-offs of purchased loans were write-offs of purchased loans at the acquisition date of ¥ 47,676 million, ¥7,507 million and ¥3,633 million during fiscal 2024, 2025 and 2026.
*5	“Other” mainly includes foreign currency translation adjustments and increases or decreases in allowance due to consolidation or deconsolidation of subsidiaries.

F-6
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and
Subsidiaries

The following table provides information about purchased loans and about purchased trade receivables acquired in fiscal 2024, 2025 and 2026, for which it is probable at acquisition that collection of all contractually required payments is unlikely. Such receivables include those acquired in connection with the consolidation of subsidiaries:

	Millions of yen
	Fiscal Year ended March 31, 2024	Fiscal Year ended March 31, 2025	Fiscal Year ended March 31, 2026
Purchase price	¥12,271	¥5,264	¥18,162
Allowance for credit losses at acquisition date	47,676	7,507	15,079
Discount or premium attributable to other factors	1,188	1,332	2,368

Par value	¥61,135	¥14,103	¥35,609

T
he Company and its subsidiaries estimate an allowance for credit losses for all credit losses expected to occur in future over the remaining life of financial assets, and recognize the allowance adequately based on management judgement. In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors in collective assessment and individual assessment by each portfolio:

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
Certain subsidiaries, in the normal course of their business operations, sell mortgage loans to the Government National Mortgage Association (“Ginnie Mae” or “GNMA”) and the Federal National Mortgage Association (“Fannie Mae”) and retain the servicing rights. The GNMA and Fannie Mae programs under which

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

these loans are sold allow such subsidiaries, at their option and without prior authorization from GNMA or Fannie Mae, to repurchase individual delinquent loans that meet certain criteria for an amount equal to 100% of the remaining principal balance of the loan.
Under ASC 860 (“Transfers and Servicing”), once a subsidiary has the unconditional ability to repurchase a delinquent loan, the subsidiary is deemed to have regained effective control over the loan. Accordingly, the subsidiary is required to recognize the loan as an asset on the balance sheet and record a corresponding liability, regardless of whether the subsidiary intends to exercise the repurchase option.
During the prior fiscal year and the current fiscal year, the subsidiaries did not exercise the option to repurchase any delinquent loans. The loans meeting the criteria for repurchase totaled ¥
14,362
million, ¥
48,855
million and ¥
76,395
million as of March 31, 2024, 2025 and 2026, respectively.
These loans are included in installment loans on the consolidated balance sheets, with a corresponding liability recorded in other liabilities.

The loans that have been recognized on the consolidated balance sheets as described above continue to be administered under the framework of the programs provided by GNMA and other government-related agencies. Credit losses associated with these loans are addressed through the guarantee and insurance mechanisms or loss sharing agreements applicable under such programs. The recognition of these loans as assets pursuant to accounting standards does not indicate that the subsidiaries bear any additional credit risk or risk of non-recovery associated with the loans. In addition, as of the end of the previous and current fiscal year, the subsidiaries have not made any decisions nor commenced any procedures to exercise the repurchase option with respect to delinquent loans. Accordingly, these loans are not included within non-performing loans.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
There have been no significant changes during fiscal 2026 to methodologies and economic indicators used to estimate the allowance for credit losses.
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
The following table provides information about the origination years of financial assets as of March 31, 2025 and 2026 and the gross write-offs, corresponding to each class of financial assets by origination year, recorded during fiscal 2025 and 2026. Card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year are excluded from the table.

		March 31, 2025
		Millions of yen
Portfolio segment		Origination year (years ended March 31)
Class
	Credit Quality	2025	2024	2023	2022	2021	Prior	Total
Consumer borrowers:
	Performing	¥358,952	¥154,694	¥159,847	¥143,281	¥227,594	¥936,220	¥1,980,588
	Non-Performing	586	1,421	3,101	2,086	668	11,576	¥19,438
	Gross write-offs	206	1,773	1,136	106	8	70	¥3,299

Real estate loans
	Performing	339,308	142,337	152,451	142,224	227,484	935,996	¥1,939,800
	Non-Performing	224	472	2,110	2,057	666	11,487	¥17,016
	Gross write-offs	0	0	0	0	0	62	¥62
Other
	Performing	19,644	12,357	7,396	1,057	110	224	¥40,788
	Non-Performing	362	949	991	29	2	89	¥2,422
	Gross write-offs	206	1,773	1,136	106	8	8	¥3,237

Corporate borrowers:
	Performing	865,495	246,134	133,623	154,928	42,744	175,757	¥1,618,681
	Non-Performing	2,389	8,970	4,353	33,020	7,593	14,275	¥70,600
	Gross write-offs	65	181	73	2,485	24	1,594	¥4,422

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2025
	Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2025	2024	2023	2022	2021	Prior	Total
Non-recourse loans
Japan

Performing	225,394	52,292	10,487	6,932	0	6,372	¥301,477
Gross write-offs	0	0	0	0	0	0	¥0
The Americas
Performing	44,762	20,079	7,540	886	135	9,491	¥82,893
Non-Performing	0	0	67	0	0	3,764	¥3,831
Gross write-offs	0	0	0	0	0	150	¥150

Other than non-recourse loans
Real estate companies in Japan
Performing	205,004	67,092	33,558	23,295	19,072	67,088	¥415,109
Non-Performing	0	0	0	0	8	549	¥557
Gross write-offs	0	0	0	0	0	78	¥78
Real estate companies in overseas
Performing	57,678	2,458	8,833	2,828	504	6,469	¥78,770
Non-Performing	104	680	1,283	1,188	0	162	¥3,417
Gross write-offs	0	0	0	0	0	0	¥0
Commercial, industrial and other companies in Japan
Performing	131,439	38,390	20,382	10,761	6,412	17,740	¥225,124
Non-Performing	415	58	130	11	76	86	¥776
Gross write-offs	0	0	0	0	6	140	¥146
Commercial, industrial and other companies in overseas
Performing	201,218	65,823	52,823	110,226	16,621	68,597	¥515,308
Non-Performing	1,870	8,232	2,873	31,821	7,509	9,714	¥62,019
Gross write-offs	65	181	73	2,485	18	1,226	¥4,048
Loans to Equity method investees:
Performing	515	111,724	2,028	0	1,583	14,858	¥130,708
Non-Performing	0	0	0	0	0	1,345	¥1,345
Gross write-offs	0	0	55	39	0	161	¥255

F-6
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

		March 31, 2025
		Millions of yen
Portfolio segment		Origination year (years ended March 31)
Class
	Credit Quality	2025	2024	2023	2022	2021	Prior	Total
Purchased loans:
	Performing	0	52	14	476	86	19,497	¥20,125
	Non-Performing	0	0	0	31	0	1,233	¥1,264
	Gross write-offs	0	0	0	57	255	7,235	¥7,547

Net investment in leases:
	Performing	448,045	316,681	179,111	89,639	47,256	64,828	¥1,145,560
	Non-Performing	2,381	5,398	4,893	1,879	836	6,433	¥21,820
	Gross write-offs	0	456	1,029	538	353	1,129	¥3,505

Japan
	Performing	199,069	145,491	101,351	67,720	40,680	60,287	¥614,598
	Non-Performing	160	628	763	808	500	1,506	¥4,365
	Gross write-offs	0	34	135	254	256	627	¥1,306
Overseas
	Performing	248,976	171,190	77,760	21,919	6,576	4,541	¥530,962
	Non-Performing	2,221	4,770	4,130	1,071	336	4,927	¥17,455
	Gross write-offs	0	422	894	284	97	502	¥2,199

Total (excluding revolving repayment card loans)
	Performing	¥1,673,007	¥829,285	¥474,623	¥388,324	¥319,263	¥1,211,160	¥4,895,662
	Non-Performing	5,356	15,789	12,347	37,016	9,097	34,862	¥114,467
	Gross write-offs	271	2,410	2,293	3,225	640	10,189	¥19,028

		March 31, 2026
		Millions of yen
Portfolio segment		Origination year (years ended March 31)
Class
	Credit Quality	2026	2025	2024	2023	2022	Prior	Total
Consumer borrowers:
	Performing	¥392,074	¥290,820	¥136,404	¥137,394	¥130,105	¥958,672	¥2,045,469
	Non-Performing	451	3,465	2,184	5,041	1,405	10,452	¥22,998
	Gross write-offs	137	1,046	1,390	1,156	128	195	¥4,052

Real estate loans
	Performing	371,586	279,725	130,960	134,882	129,906	958,622	¥2,005,681
	Non-Performing	195	3,063	1,888	4,817	1,401	10,448	¥21,812
	Gross write-offs	0	0	0	34	105	193	¥332
Other
	Performing	20,488	11,095	5,444	2,512	199	50	¥39,788
	Non-Performing	256	402	296	224	4	4	¥1,186
	Gross write-offs	137	1,046	1,390	1,122	23	2	¥3,720
Corporate borrowers :
	Performing	813,938	449,888	164,930	78,714	107,095	133,575	¥1,748,140
	Non-Performing	1,276	3,184	9,835	7,692	13,814	26,748	¥62,549
	Gross write-offs	305	76	471	74	143	3,304	¥4,373

F-6
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2026
	Millions of yen
Portfolio segment	Origination year (years ended March 31)
Class
Credit Quality	2026	2025	2024	2023	2022	Prior	Total
Non-recourse loans
Japan
Performing	181,856	113,115	30,906	7,633	6,753	2,858	¥343,121
Gross write-offs	0	0	0	0	0	0	¥0
Overseas
Performing	89,661	61,545	23,222	7,398	2,037	4,439	¥188,302
Non-Performing	0	79	4,656	855	1,065	5,351	¥12,006
Gross write-offs	0	0	0	0	0	1,264	¥1,264
Other than non-recourse loans
Real estate companies in Japan
Performing	211,938	96,971	40,453	22,320	19,139	69,631	¥460,452
Non-Performing	0	19	0	0	0	535	¥554
Gross write-offs	0	0	0	5	0	13	¥18
Real estate companies in overseas
Performing	46,394	5,163	1,147	1,120	0	5,848	¥59,672
Non-Performing	0	0	440	1,586	63	92	¥2,181
Gross write-offs	0	0	0	0	0	0	¥0
Commercial, industrial and other companies in Japan
Performing	111,912	52,689	28,678	8,018	8,374	8,501	¥218,172
Non-Performing	14	411	47	116	11	139	¥738
Gross write-offs	0	0	8	7	0	9	¥24
Commercial, industrial and other companies in overseas
Performing	172,177	120,405	40,524	32,225	70,792	42,298	¥478,421
Non-Performing	1,262	2,675	4,692	5,135	12,675	20,631	¥47,070
Gross write-offs	305	76	463	62	143	2,018	¥3,067
Loans to Equity method investees:
Performing	3,032	573	585	2,005	21	15,020	¥21,236
Non-Performing	0	0	0	0	0	0	¥0
Gross write-offs	0	0	0	0	0	1,439	¥1,439

Purchased loans :
Performing	0	792	0	0	0	13,019	¥13,811
Non-Performing	0	0	0	0	0	228	¥228
Gross write-offs	0	10	0	0	0	3,753	¥3,763

F-
70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

		March 31, 2026
		Millions of yen
Portfolio segment		Origination year (years ended March 31)
Class
	Credit Quality	2026	2025	2024	2023	2022	Prior	Total
Net investment in leases:
	Performing	490,025	327,849	202,407	96,189	47,874	56,070	¥1,220,414
	Non-Performing	3,616	5,892	6,810	3,699	1,456	5,604	¥27,077
	Gross write-offs	57	396	1,337	1,559	416	1,173	¥4,938

Japan
	Performing	197,362	152,845	105,743	66,152	40,753	52,159	¥615,014
	Non-Performing	146	517	865	778	668	1,345	¥4,319
	Gross write-offs	0	16	120	223	189	586	¥1,134
Overseas
	Performing	292,663	175,004	96,664	30,037	7,121	3,911	¥605,400
	Non-Performing	3,470	5,375	5,945	2,921	788	4,259	¥22,758
	Gross write-offs	57	380	1,217	1,336	227	587	¥3,804

Total (excluding revolving repayment card loans)
	Performing	¥1,699,069	¥1,069,922	¥504,326	¥314,302	¥285,095	¥1,176,356	¥5,049,070
	Non-Performing	5,343	12,541	18,829	16,432	16,675	43,032	¥112,852
	Gross write-offs	499	1,528	3,198	2,789	687	9,864	¥18,565

Notes:	1	Loans held for sale, policy loan receivables of an insurance entity and financing receivables, such as accounts receivable are not included in the table above.
2
Since April 1, 2025, the geographic classification of Non-recourse loans within Installment loans to corporate borrowers has been changed from “The Americas” to “Overseas,” reflecting the occurrence of transactions outside The Americas, although the principal assets remain located in The Americas.

The
information
about card loans to consumer borrowers with a revolving repayment feature that cannot be classified into the origination year as of March 31, 2025 and 2026 and the gross write-offs, corresponding to card loans, recorded during fiscal 2025 and 2026 is as follows:

	March 31, 2025
	Millions of yen
Portfolio segment	Revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥67,874	¥4,895,662	¥4,963,536

Non-Performing	0	114,467	¥114,467

Gross write-offs	0	19,028	¥19,028

F-
71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2026
	Millions of yen
Portfolio segment	Revolving repayment card loans	Total— origination year (excluding revolving repayment card loans)	Total— financial assets measured at amortized cost
Credit quality
Consumer borrowers:
Performing	¥64,600	¥5,049,070	¥5,113,670

Non-Performing	0	112,852	¥112,852

Gross write-offs	0	18,565	¥18,565

Of
non
-performing
assets, the Company and its subsidiaries consider smaller balance homogeneous loans (including real estate loans and card loans, among others, which are not restructured) and net investment in leases as the 90 days or more past-due
financing receivables not individually evaluated, and consider all others as the loans individually evaluated. After the Company and its subsidiaries have set aside a provision for those non-performing
assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the business conditions of the debtors and other important factors in order to report to management and develop additional provision for credit losses as necessary.

The following table provides information about the
past-due
financial assets as of March 31, 2025 and 2026:

	March 31, 2025
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,481	¥7,645	¥12,126	¥2,067,900
	Real estate loans	2,536	5,423	7,959	1,956,816
	Card loans	355	0	355	67,874
	Other	1,590	2,222	3,812	43,210
Corporate borrowers		9,896	35,085	44,981	1,689,281
Non-recourse loans	Japan	0	0	0	301,477
	The Americas	2,141	3,696	5,837	86,724
Other than non-recourse loans	Real estate companies in Japan	200	29	229	415,666
	Real estate companies in overseas	36	2,419	2,455	82,187
	Commercial, industrial and other companies in Japan	1,992	520	2,512	225,900
	Commercial, industrial and other companies in overseas	5,527	28,421	33,948	577,327
Loans to Equity method investees		0	0	0	132,053
Net investment in leases		20,113	20,577	40,690	1,167,380
	Japan	3,851	3,915	7,766	618,963
	Overseas	16,262	16,662	32,924	548,417

Total		¥34,490	¥63,307	¥97,797	¥5,056,614

F-7
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2026
		Millions of yen
		Past-due financial assets
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables
Consumer borrowers		¥4,742	¥10,817	¥15,559	¥2,133,067
	Real estate loans	2,703	9,944	12,647	2,027,493
	Card loans	350	0	350	64,600
	Other	1,689	873	2,562	40,974
Corporate borrowers		16,246	20,742	36,988	1,810,689
Non-recourse loans	Japan	0	0	0	343,121
	Overseas	6,022	5,456	11,478	200,308
Other than non-recourse loans	Real estate companies in Japan	292	0	292	461,006
	Real estate companies in overseas	363	2,181	2,544	61,853
	Commercial, industrial and other companies in Japan	2,442	541	2,983	218,910
	Commercial, industrial and other companies in overseas	7,127	12,564	19,691	525,491
Loans to Equity method investees		0	0	0	21,236
Net investment in leases		32,063	26,397	58,460	1,247,491
	Japan	2,234	3,920	6,154	619,333
	Overseas	29,829	22,477	52,306	628,158

Total		¥53,051	¥57,956	¥111,007	¥5,212,483

Notes: 1	Loans held for sale, policy loans receivable of an insurance entity and purchased loans are not included in the table above.
2
Since April 1, 2025, the geographic classification of
Non-recourse
loans within Installment loans to corporate borrowers has been changed from “The Americas” to “Overseas,” reflecting the occurrence of transactions outside The Americas, although the principal assets remain located in The
Americas
.

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

F-7
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about
non-accrual
of financial assets as of March 31, 2025 and 2026:

	March 31, 2025
	Millions of yen
	Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥1,095	¥1,235	¥260	¥128
Overseas	1,107	4,976	0	0
Other
Japan	96	86	1	0
Overseas	2,574	2,373	0	4
Installment loans to corporate borrowers:
Non-recourse loans
The Americas	3,116	3,831	0	603
Other than non-recourse loans
Real estate companies
Japan	115	29	30	0
Overseas	1,731	3,417	0	0
Commercial, industrial and other companies
Japan	355	520	54	37
Overseas	27,636	60,629	0	2,203
Loans to Equity method investees	1,929	1,345	0	0
Net investment in leases	19,002	20,597	0	0

Total	¥58,756	¥99,038	¥345	¥2,975

F-7
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2026
	Millions of yen
	Beginning balance	Ending balance	Interest income recognized during the reporting period	Balance not associated allowance for credit losses among financial assets measured at amortized cost, which is suspending recognition of income
Non-accrual of financial assets:
Installment loans to consumer borrowers:
Real estate loans
Japan	¥1,235	¥1,050	¥281	¥322
Overseas	4,976	8,895	0	137
Other
Japan	86	0	0	0
Overseas	2,373	982	0	3
Installment loans to corporate borrowers:
Non-recourse loans
Overseas	3,831	11,477	0	0
Other than non-recourse loans
Real estate companies
Japan	29	0	22	0
Overseas	3,417	2,181	0	0
Commercial, industrial and other companies
Japan	520	541	3	0
Overseas	60,629	46,642	0	2,399
Loans to Equity method investees	1,345	0	0	0
Net investment in leases	20,597	26,420	0	0

Total	¥99,038	¥98,188	¥306	¥2,861

Note:
Since April 1, 2025, the
geographic
classification of
Non-recourse
loans within Installment loans to corporate borrowers has been changed from “The Americas” to “Overseas,” reflecting the occurrence of transactions outside The Americas, although the principal assets remain located in The Americas.

F-7
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about modifications of financing receivables made to debtors experiencing financial difficulty that occurred during fiscal 2024, 2025 and 2026:

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

F-7
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Portfolio segment	Combination - interest rate reduction and term extension
Class	Amortized cost basis	% of total class of financing receivable
Consumer borrowers	¥138	0.0
Other	138	0.3
Corporate borrowers	14,407	0.8
Non-recourse loans	0	0
The Americas	0	0
Other than non-recourse loans	14,407	1.1
Real estate companies in Japan	0	0
Real estate companies in overseas	1,701	1.3
Commercial, industrial and other companies in Japan	0	0
Commercial, industrial and other companies in overseas	12,706	2.2
Loans to Equity method investees	0	0
Total	¥14,545	0.3

Fiscal Year ended March 31, 2026
Millions of yen
Portfolio segment	Interest rate reduction		Term extension		Principal forgiveness
Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable

Consumer borrowers	¥7	0.0	¥15	0.0	¥5	0.0
Other	7	0.0	15	0.0	0	0
Corporate borrowers	0	0	8,859	0.5	12	0.0
Other than non-recourse loans	0	0	8,859	0.7	12	0.0
Real estate companies in Japan	0	0	313	0.1	0	0
Commercial, industrial and other companies in Japan	0	0	404	0.2	0	0
Commercial, industrial and other companies in overseas	0	0	8,142	1.5	12	0.0
Net investment in leases	0	0	91	0.0	12	0.0
Japan	0	0	91	0.0	0	0
Overseas	0	0	0	0	12	0.0

Total	¥7	0.0	¥8,965	0.2	¥29	0.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Portfolio segment	Combination - interest rate reduction and term extension		Combination - interest rate reduction, term extension and principal forgiveness
Class	Amortized cost basis	% of total class of financing receivable	Amortized cost basis	% of total class of financing receivable
Consumer borrowers	¥83	0.0	¥0	0
Other	83	0.2	0	0
Corporate borrowers	1,495	0.1	2,620	0.1
Other than non-recourse loans	1,495	0.1	2,620	0.2
Real estate companies in Japan	130	0.0	0	0
Commercial, industrial and other companies in Japan	0	0	0	0
Commercial, industrial and other companies in overseas	1,365	0.3	2,620	0.5
Net investment in leases	0	0	0	0
Japan	0	0	0	0
Overseas	0	0	0	0

Total	¥1,578	0.0	¥2,620	0.1

The Company and its subsidiaries offer various types of concessions to the debtors to protect as much of the investment as possible in modifications of financing receivables made to debtors experiencing financial difficulty. For the debtors of all financing receivables, the Company and its subsidiaries offer concessions including an interest rate reduction and a term extension. In addition, for the debtors of all financing receivables other than non-recourse
loans, the Company and its subsidiaries also offer concessions such as a principal forgiveness or a reduction in the interest payments. Furthermore, the Company and its subsidiaries may acquire collateral assets from the debtors in modifications of financing receivables made to debtors experiencing financial difficulty to satisfy fully or partially the loan principal or past due interest.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The following table provides information about the financial effect of the modifications of financing receivables made to debtors experiencing financial difficulty that occurred during fiscal 2024, 2025 and 2026:

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

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS
—(Continued)
ORIX Corporation and Subsidiaries

Fiscal Year ended March 31, 2026
Millions of yen
Portfolio segment	Financial effect
Class	Interest rate reduction	Term extension	Principal forgiveness
Consumer borrowers
Real estate loans	—	—	Reduced the amortized cost basis of the loans by ¥54 million.
Other	Reduced weighted-average contractual interest rate from 16.4% to 11.6%.	Added a weighted-average 2.5 years to the life of loans.	—
Corporate borrowers
Other than non-recourse loans
Real estate companies in Japan	Reduced weighted-average contractual interest rate from 2.7% to 2.4%.	Added a weighted-average 0.5 years to the life of loans.	—
Commercial, industrial and other companies in Japan	—	Added a weighted-average 0.9 years to the life of loans.	—
Commercial, industrial and other companies in overseas	Reduced weighted-average contractual interest rate from 12.1% to 6.0%.	Added a weighted-average 1.6 years to the life of loans.	Reduced the amortized cost basis of the loans by ¥1,405 million.

Net investment in leases
Japan	—	Added a weighted-average 0.5 years to the life of loans.	—
Overseas	—	—	Reduced the amortized cost basis of the loans by ¥35 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information
about
financing receivable that had a payment default and had been modified, when the debtor was experiencing financial difficulty, within the previous 12 months preceding the payment default date during fiscal 2024, 2025 and 2026.

	Fiscal Year ended March 31, 2024
	Millions of yen
Portfolio segment	Interest rate reduction	Term extension	Principal forgiveness	Combination - interest rate reduction and term extension	Combination - interest rate reduction and principal forgiveness	Combination - term extension and principal forgiveness
Class
Consumer borrowers	¥25	¥212	¥1	¥0	¥33	¥9
Real estate loans	3	0	0	0	0	0
Card loans	18	0	1	0	28	0
Other	4	212	0	0	5	9

Total	¥25	¥212	¥1	¥0	¥33	¥9

	Fiscal Year ended March 31, 2025
	Millions of yen
Portfolio segment	Interest rate reduction	Term extension	Principal forgiveness	Combination - interest rate reduction and term extension	Combination - interest rate reduction and principal forgiveness	Combination - term extension and principal forgiveness
Class
Consumer borrowers	¥0	¥0	¥0	¥17	¥0	¥0
Other	0	0	0	17	0	0
Corporate borrowers	0	0	0	7,620	0	0
Other than non-recourse loans	0	0	0	7,620	0	0

Commercial, industrial and other companies in overseas	0	0	0	7,620	0	0

Total	¥0	¥0	¥0	¥7,637	¥0	¥0

	Fiscal Year ended March 31, 2026
	Millions of yen
Portfolio segment	Interest rate reduction	Term extension	Principal forgiveness	Combination - interest rate reduction and term extension	Combination - interest rate reduction and principal forgiveness	Combination - term extension and principal forgiveness
Class
Corporate borrowers	¥0	¥8,142	¥0	¥0	¥0	¥0
Other than non-recourse loans	0	8,142	0	0	0	0
Commercial, industrial and other companies in overseas	0	8,142	0	0	0	0

Total	¥0	¥8,142	¥0	¥0	¥0	¥0

F-
82

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
The following table provides information about the
past-due
financial assets modified to debtors experiencing financial difficulty within the previous 12 months from March 31, 2024, 2025 and 2026:

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

F-8
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	March 31, 2026
	Millions of yen
Portfolio segment	Current	30-89 days past-due	90 days or more past-due
Class
Consumer borrowers	¥105	¥0	¥5
Real estate loans	0	0	5
Other	105	0	0
Corporate borrowers	12,973	0	12
Other than non-recourse loans	12,973	0	12
Real estate companies in Japan	443	0	0
Commercial, industrial and other companies in Japan	404	0	0
Commercial, industrial and other companies in overseas	12,126	0	12
Net investment in leases	91	0	12
Japan	91	0	0
Overseas	0	0	12

Total	¥13,169	¥0	¥29

As of March 31, 2025 and 2026, there were no foreclosed residential real estate properties. The carrying amounts of installment loans in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure were ¥79 million and ¥107 million as of March 31, 2025 and 2026, respectively.

9. Investment in Securities
Investment in securities as of March 31, 2025 and 2026 consists of the following:

	Millions of yen
	2025	2026
Equity securities *	¥626,910	¥782,413
Available-for-sale debt securities	2,607,637	2,526,416

Total	¥3,234,547	¥3,308,829

*
The amount of assets under management of variable annuity and variable life insurance contracts included in equity securities were ¥132,313 million and ¥137,933 million as of March 31, 2025 and 2026, respectively. The amount of investment funds and others elected the fair value option included in equity securities were ¥24,960 million and ¥24,845 million as of March 31, 2025 and 2026, respectively.

Gains and losses realized from the sale of equity securities and net unrealized holding gains (losses) on equity securities are included in gains on investment securities and dividends, life insurance premiums and related investment income, and write-downs of securities. For further information, see Note 22 “Gains on Investment Securities and Dividends” and Note 23 “Income and Expenses Relating to Life Insurance Operations.” Net unrealized holding gains (losses) on equity securities held as of March 31, 2024, 2025 and 2026 were gains of ¥53,318 million, ¥4,422 million and ¥170,073 million for fiscal 2024, 2025 and 2026, respectively, which did not include net unrealized holding gains (losses) on both investment funds and others above mentioned.
Equity securities include
non-marketable
equity securities and preferred equity securities, etc. elected for the measurement alternative. Upward or downward adjustments resulting from observable price changes are included in gains on investment securities and dividends and life insurance premiums and related investment income. Impairments are included in write-downs of securities.
The following tables provide information about

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

impairment and upward or downward adjustments resulting from observable price changes as of March 31, 2025 and 2026, and for fiscal 2025 and 2026.

	Millions of yen
	March 31, 2025			Fiscal Year ended March 31, 2025
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥89,554	¥(16,955)	¥3,643	¥(1,438)	¥1,485

	Millions of yen
	March 31, 2026			Fiscal Year ended March 31, 2026
	Carrying value	Accumulated impairments and downward adjustments	Accumulated upward adjustments	Impairments and downward adjustments	Upward adjustments
Equity securities measured using the measurement alternative	¥112,313	¥(17,028)	¥16,071	¥(1,789)	¥13,276
Gains and losses realized from the sale of trading debt securities and net unrealized holding gains (losses) on trading debt securities are included in gains on investment securities and dividends. Net unrealized holding gains (losses) on trading debt securities were losses of ¥96 million during fiscal 2024, respectively. There were no gains or losses recognized on trading debt securities during fiscal 2025 and 2026.
During fiscal 2024, 2025 and 2026, the Company and its subsidiaries sold available-for-sale
debt securities for aggregate proceeds of ¥215,674 million, ¥299,890 million and ¥
341,135
 million, respectively, resulting in gross realized gains of ¥4,137 million, ¥8,499 million and ¥
3,732
 million, respectively, and gross realized losses of ¥11,090 million, ¥16,517 million and ¥
7,709
million, respectively. The cost of the
available-for-sale
securities or the debt securities sold was based on the average cost of each issue of securities held at the time of the sale.
Certain subsidiaries elected the fair value option for certain investments in investment funds and others included in equity securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2025 and 2026, these investments were fair valued at ¥24,960 million and ¥
24,845
 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign government bond securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign government bond securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign government bond securities. As of March 31, 2025 and 2026, these investments were fair valued at ¥5,379 million and ¥
3,024
 million, respectively.
A certain subsidiary elected the fair value option for investments in foreign corporate debt securities included in available-for-sale
debt securities to mitigate volatility in the consolidated statements of income caused by the difference in recognition of gain or loss that would otherwise exist between the foreign corporate debt securities and the derivatives used to reduce the risks of fluctuations in market interest rates and exchange rates on these foreign corporate debt securities. As of March 31, 2025 and 2026, these investments were fair valued at ¥10,679 million and ¥
11,927
 million, respectively.

F-8
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale
debt securities in each major security type as of March 31, 2025 and 2026 are as follows:
March 31, 2025

	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥1,520,672	¥0	¥1,325	¥(429,471)	¥1,092,526
Japanese prefectural and foreign municipal bond securities	439,565	(245)	2,408	(34,898)	406,830
Corporate debt securities	906,297	(34)	15,246	(118,964)	802,545
CMBS and RMBS in the Americas	106,578	0	1,053	(880)	106,751
Other asset-backed securities and debt securities	200,924	(391)	5,438	(6,986)	198,985

	¥3,174,036	¥(670)	¥25,470	¥(591,199)	¥2,607,637

March 31, 2026
	Millions of yen
	Amortized cost	Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥1,651,782	¥0	¥194	¥(678,091)	¥973,885
Japanese prefectural and foreign municipal bond securities	352,338	(798)	6,025	(41,799)	315,766
Corporate debt securities	1,110,521	(64)	24,946	(177,954)	957,449
CMBS and RMBS in the Americas	107,361	(1,927)	555	(557)	105,432
Other asset-backed securities and debt securities	181,136	(716)	5,534	(12,070)	173,884

	¥3,403,138	¥(3,505)	¥37,254	¥(910,471)	¥2,526,416

F-8
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table presents roll-forwards of the allowance for credit losses for fiscal 2024, 2025 and 2026, respectively.

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

	Millions of yen
	Fiscal Year ended March 31, 202 5
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

F-8
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2026
	Foreign municipal bond securities	Foreign corporate debt securities	CMBS and RMBS in the Americas	Foreign other asset- backed securities and debt securities	Total
Beginning	¥245	¥34	¥0	¥391	¥670
Additions to the allowance for credit losses on available-for-sale debt securities for which credit losses were not previously recorded	528	31	1,902	266	2,727
Additional increases (decreases) to the allowance for credit losses on AFS debt securities that had an allowance recorded in a previous period, net	0	(1)	0	(694)	(695)
Write-offs charged against the allowance	0	0	0	(40)	(40)
Recoveries of amounts previously written off	0	0	0	755	755
Increase (Decrease) from the effects of changes in foreign exchange rates	25	0	25	38	88

Ending	¥798	¥64	¥1,927	¥716	¥3,505

The following tables provide information about
available-for-sale
debt securities with gross unrealized losses (including allowance for credit losses) and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2025 and 2026, respectively:

F-8
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2025

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥132,283	¥(9,785)	¥913,742	¥(419,686)	¥1,046,025	¥(429,471)
Japanese prefectural and foreign municipal bond securities	95,936	(3,409)	224,679	(31,734)	320,615	(35,143)
Corporate debt securities	152,094	(5,196)	427,837	(113,802)	579,931	(118,998)
CMBS and RMBS in the Americas	16,940	(103)	15,817	(777)	32,757	(880)
Other asset-backed securities and debt securities	56,671	(411)	35,183	(6,966)	91,854	(7,377)

	¥453,924	¥(18,904)	¥1,617,258	¥(572,965)	¥2,071,182	¥(591,869)

March 31, 2026

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥69,055	¥(11,720)	¥897,208	¥(666,371)	¥966,263	¥(678,091)
Japanese prefectural and foreign municipal bond securities	76,347	(3,270)	138,277	(39,327)	214,624	(42,597)
Corporate debt securities	128,382	(4,467)	536,002	(173,551)	664,384	(178,018)
CMBS and RMBS in the Americas	38,338	(300)	10,930	(2,184)	49,268	(2,484)
Other asset-backed securities and debt securities	44,823	(1,499)	35,603	(11,287)	80,426	(12,786)

	¥356,945	¥(21,256)	¥1,618,020	¥(892,720)	¥1,974,965	¥(913,976)

F-8
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about
available-for-sale
debt securities with gross unrealized losses for which allowance for credit losses were not recorded and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2025 and 2026, respectively:
March 31, 2025

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥132,283	¥(9,785)	¥913,742	¥(419,686)	¥1,046,025	¥(429,471)
Japanese prefectural and foreign municipal bond securities	94,691	(3,325)	220,950	(31,573)	315,641	(34,898)
Corporate debt securities	149,367	(5,128)	427,837	(113,802)	577,204	(118,930)
CMBS and RMBS in the Americas	16,940	(103)	15,817	(777)	32,757	(880)
Other asset-backed securities and debt securities	56,671	(340)	34,868	(6,553)	91,539	(6,893)

	¥449,952	¥(18,681)	¥1,613,214	¥(572,391)	¥2,063,166	¥(591,072)

March 31, 2026

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale debt securities:
Japanese and foreign government bond securities	¥69,055	¥(11,720)	¥897,208	¥(666,371)	¥966,263	¥(678,091)
Japanese prefectural and foreign municipal bond securities	75,944	(2,735)	133,042	(39,064)	208,986	(41,799)
Corporate debt securities	122,570	(4,347)	536,002	(173,551)	658,572	(177,898)
CMBS and RMBS in the Americas	38,338	(300)	10,930	(257)	49,268	(557)
Other asset-backed securities and debt securities	44,796	(1,319)	34,484	(10,583)	79,280	(11,902)

	¥350,703	¥(20,421)	¥1,611,666	¥(889,826)	¥1,962,369	¥(910,247)

The number of investment securities that were in an unrealized loss position as of March 31, 2025 and 2026 were 1,272 and
1,113
, respectively. The gross unrealized losses on these debt securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

F-
90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

As of March 31, 2025 and 2026, the amount of accrued interest on available-for-sale
debt securities were ¥14,545 million and ¥
14,697
 million, respectively, which was included in other assets. The Company and its subsidiaries estimate credit losses and develop an allowance for credit losses for accrued interest receivables. There was no allowance for credit losses for accrued interest receivables as of March 31, 2025 and 2026.
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
Credit losses related to
available-for-sale
debt securities recognized for fiscal 2024 resulted from the respective deterioration of cash flows relating to foreign municipal bond securities and foreign other asset-backed securities and debt securities, as of March 31, 2024. Credit losses related to available-for-sale
debt securities recognized for fiscal 2025 resulted from the respective deterioration of the issuers’ credit conditions and cash flows relating to foreign corporate debt securities and foreign other asset-backed securities and debt securities, as of March 31, 2025. Credit losses related to available-for-sale debt securities recognized for fiscal 2026 resulted from the respective deterioration of the issuers’ credit conditions and cash flows relating to foreign municipal bond securities, foreign corporate debt securities, CMBS and RMBS in the Americas and foreign other asset-backed securities and debt securities, as of March 31, 2026. The evaluation of credit losses with available-for-sale
debt securities is compared to the amortized cost of debt securities with the present value of cash flows estimated based on a number of overall conditions, including estimated fair value of the underlying receivables and the repayment priority of the securities. Because the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, the Company and its subsidiaries recognized the allowance for credit losses.

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

F-
91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following is a summary of the contractual maturities of
available-for-sale
debt securities as of March 31,
2026
:
Available-for-sale
debt securities held as of March 31, 2026

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥55,891	¥57,667
Due after one to five years	418,096	402,973
Due after five to ten years	337,992	343,359
Due after ten years	2,591,159	1,722,417

	¥3,403,138	¥2,526,416

Debt securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.
Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.
Included in finance revenues in the consolidated statements of income is interest income on investment securities of ¥26,331 million, ¥29,140 million and ¥
37,814
 million for fiscal 2024, 2025 and 2026, respectively.
There were no
available-for-sale
debt securities accounted for as purchased credit deterioration financial assets acquired during fiscal 2025 and 2026.

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

F-
92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

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
During fiscal 2024, 2025 and 2026, the amount of installment loans that has been derecognized due to new securitization and transfer of loans were ¥795,328 million, ¥782,613 million and ¥1,048,527 million, respectively. For fiscal 2024, 2025 and 2026, gains (losses) from the securitization and transfer of loans were ¥14,622 million, ¥17,057 million and ¥20,026 million, respectively, which is included in finance revenues in the consolidated statements of income.
A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, the subsidiary undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other assets in the consolidated balance sheets and roll-forwards of the amount of the servicing assets during fiscal 2025 and 2026 are as follows:

	Millions of yen
	2025	2026
Beginning balance	¥79,723	¥76,456
Increase mainly from loans sold with servicing retained	8,485	12,149
Decrease mainly from amortization	(10,829)	(11,514)
Increase (Decrease) from the effects of changes in foreign exchange rates	(923)	5,335

Ending balance	¥76,456	¥82,426

The fair value of the servicing assets as of March 31, 2025 and 2026 are as follows:

	Millions of yen
	March 31, 2025	March 31, 2026
Beginning balance	¥122,641	¥116,745
Ending balance	¥116,745	¥127,593
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
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Information about VIEs (consolidated and
non-consolidated)
for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs
March 31, 2025

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for acquisition of real estate and real estate development projects for customers	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	51,025	10,956	16,769	0
(c) VIEs for corporate rehabilitation support business	5,069	8	0	0
(d) VIEs for investment in securities	225,040	111	0	85,069
(e) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	85,765	66,914	85,765	0
(f) VIEs for securitization of loan receivable originated by third parties	0	0	0	0
(g) VIEs for power generation projects	112,360	76,429	105,499	56,959
(h) Other VIEs	146,801	65,311	135,064	0

Total	¥626,060	¥219,729	¥343,097	¥142,028

March 31, 2026

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for acquisition of real estate and real estate development projects for customers	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	33,144	3,131	0	0
(c) VIEs for corporate rehabilitation support business	0	0	0	0
(d) VIEs for investment in securities	325,307	363	0	326,644
(e) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	46,018	33,286	46,018	0
(f) VIEs for securitization of loan receivable originated by third parties	0	0	0	0
(g) VIEs for power generation projects	121,050	68,964	98,895	38,020
(h) Other VIEs	122,893	56,857	90,833	0

Total	¥648,412	¥162,601	¥235,746	¥364,664

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of most VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

F-9
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

2.	Non-consolidated VIEs
March 31, 2025

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for acquisition of real estate and real estate development projects for customers	¥1,859,420	¥132,495	¥11,224	¥149,602
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(c) VIEs for corporate rehabilitation support business	0	0	0	0
(d) VIEs for investment in securities	32,105,994	0	272,927	375,942
(e) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	0	0	0	0
(f) VIEs for securitization of loan receivable originated by third parties	760,293	0	16,437	16,437
(g) VIEs for power generation projects	19,499	0	3,945	5,195
(h) Other VIEs	2,914,618	3,732	51,661	75,479

Total	¥37,659,824	¥136,227	¥356,194	¥622,655

March 31, 2026

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for acquisition of real estate and real estate development projects for customers	¥2,402,850	¥193,594	¥13,854	¥224,253
(b) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(c) VIEs for corporate rehabilitation support business	0	0	0	0
(d) VIEs for investment in securities	44,644,882	0	384,074	503,326
(e) VIEs for securitizing financial assets such as finance lease receivable and loan receivable	5,038	0	2,859	2,859
(f) VIEs for securitization of loan receivable originated by third parties	651,109	0	16,876	16,876
(g) VIEs for power generation projects	24,427	0	5,076	5,076
(h) Other VIEs	4,143,697	0	50,534	70,586

Total	¥51,872,003	¥193,594	¥473,273	¥822,976

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

F-9
6

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
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts and other payable and other liabilities. The Company and certain subsidiaries have commitment agreements by which the Company and the subsidiaries may be required to make additional investment or execute loans in certain such consolidated VIEs.
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
Variable interests of non-consolidated VIEs, which the Company has, are included in installment loans in the Company’s consolidated balance sheets.
(f) VIEs for securitization of loan receivable originated by third parties
The Company and its subsidiaries invest in CMBS, RMBS and other asset-backed securities originated by third parties. In some cases of such securitization, certain subsidiaries hold the subordinated portion.
Variable interests of
non-consolidated
VIEs, which the Company and its subsidiaries have, are included in investment in securities in the Company’s consolidated balance sheets.
(g) VIEs for power generation projects
The Company and its subsidiaries may use VIEs in power generation projects. VIEs receive the funds from the Company and its subsidiaries, construct solar power stations on acquired or leased lands, and sell the generated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company and its subsidiaries have the majority of the investment shares of such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.
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
In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, equity method investments and office facilities, and liabilities of those consolidated VIEs are mainly included in long-term debt and other liabilities.

F-
99

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
non-consolidated
VIEs.
12. Equity method investments
Equity method investments at March 31, 2025 and 2026 consists of the following:

	Millions of yen
	2025	2026
Investment in corporate entities	¥973,795	¥868,090
Investment in real estate joint ventures	137,274	127,528
Investment in partnerships and other investments	208,946	310,694

	¥1,320,015	¥1,306,312

Certain equity method investees are listed on stock exchanges. The aggregate investment in and quoted market value of those equity method investees amounted to ¥107,524 million and ¥107,466 million, respectively, as of March 31, 2025 and ¥
110,714
 million and ¥
112,537
 million, respectively, as of March 31, 2026.
In fiscal 2024, 2025 and 2026, the Company and its subsidiaries received dividends from equity method investees of ¥25,820 million, ¥30,151 million and ¥
55,535
 million, respectively.
In the Company’s consolidated balance sheets, the book value of equity method investments over the underlying equity in the net assets of such equity method investees as of date of the most recent available financial statements of the investees were ¥127,779 million and ¥
42,600
 million as of March 31, 2025 and 2026, respectively. The basis differences mainly consist of goodwill and fair value adjustments for fixed assets. The basis differences would be amortized and adjusted for impairment, if any, and the changes in the differences are included in equity in net income (loss) of equity method investments.
Companies comprising a significant portion of investment in corporate entities were Kansai Airports
 (40% of equity share), DOCOMO Finance, Inc. (34% of equity share) and Avolon Holdings Limited (30% of equity share) as of March 31, 2025 and 2026.
Summarized financial information relating to the equity method investees for fiscal 2024, 2025 and 2026 is as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):
In fiscal 2026, TB Investment Limited Partnership (the “Partnership”, 20% of equity share) represents a significant portion of the Company’ equity method investments. Accordingly, the Partnership is presented separately from all other equity method investees. The Company applies a three-month reporting lag in recognizing its share of the results of the Partnership. Accordingly, the summarized financial information for fiscal 2026 is presented as of December 31, 2025.

F-
100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Summarized financial information relating to TB Investment Limited Partnership

	Millions of yen
	2024	2025	2026
Operations:
Total revenues	¥759,042	¥3,506,193	¥3,558,900
Income before income taxes	(76,343)	174,744	613,324
Net income	(70,020)	76,819	340,103

Financial position:
Total assets	¥4,429,618	¥4,694,585	¥4,839,652
Total liabilities	3,157,087	3,652,131	3,331,150
Total equity	1,272,531	1,042,454	1,508,502

Summarized financial information relating to all other equity method investees

	Millions of yen
	2024	2025	2026
Operations:
Total revenues	¥2,112,692	¥2,293,309	¥2,215,250
Income before income taxes	343,309	432,759	743,907
Net income	268,026	343,938	674,849

Financial position:
Total assets	¥22,259,744	¥23,580,665	¥22,236,185
Total liabilities	14,021,875	15,209,476	13,678,221
Total equity	8,237,869	8,371,189	8,557,964
For information about significant transactions between the Company and its subsidiaries, and equity method investees except as described above, see Note 7 “Installment Loans” and Note 31 “Commitments, Guarantees and Contingent Liabilities.”

F-
101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

13. Goodwill and Other Intangible Assets
Changes in goodwill by reportable segment for fiscal 2024, 2025 and 2026 are as follows:

	Millions of yen
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit
Balance at March 31, 2023
Goodwill	¥15,954	¥16,359	¥206,751	¥58,207	¥5,015	¥10,971
Accumulated impairment losses	(849)	(191)	0	(39)	(371)	0
	15,105	16,168	206,751	58,168	4,644	10,971
Acquired	0	0	4,241	0	0	0
Impairment	0	0	0	0	0	0
Other (net) *	(54)	0	(35,556)	6,840	(192)	(10,971)

Balance at March 31, 2024
Goodwill	15,900	16,359	175,436	65,047	4,823	0
Accumulated impairment losses	(849)	(191)	0	(39)	(371)	0
	15,051	16,168	175,436	65,008	4,452	0
Acquired	31	0	7,849	0	0	0
Impairment	0	0	(5,520)	0	0	0
Other (net) *	(1,699)	0	(10,623)	3,220	0	0

Balance at March 31, 2025
Goodwill	13,682	16,359	172,662	68,267	4,452	0
Accumulated impairment losses	(299)	(191)	(5,520)	(39)	0	0
	13,383	16,168	167,142	68,228	4,452	0
Acquired	0	0	15,487	185	0	0
Impairment	0	0	0	0	0	0
Other (net) *	(168)	0	313	8,014	0	0

Balance at March 31, 2026
Goodwill	13,502	16,359	188,462	76,466	4,452	0
Accumulated impairment losses	(287)	(191)	(5,520)	(39)	0	0

	¥13,215	¥16,168	¥182,942	¥76,427	¥4,452	¥0

F-
102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Aircraft and Ships	ORIX USA	ORIX Europe	Asia and Australia	Corporate	Total
Balance at March 31, 2023
Goodwill	¥587	¥153,076	¥158,588	¥8,213	¥278	¥633,999
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	0	(6,316)
	0	151,582	158,588	5,428	278	627,683
Acquired	0	0	0	0	0	4,241
Impairment	0	0	0	0	0	0
Other (net) *	0	20,298	18,927	554	0	(154)

Balance at March 31, 2024
Goodwill	587	173,374	177,515	8,767	278	638,086
Accumulated impairment losses	(587)	(1,494)	0	(2,785)	0	(6,316)
	0	171,880	177,515	5,982	278	631,770
Acquired	1,201	0	0	0	0	9,081
Impairment	0	(1,175)	0	0	0	(6,695)
Other (net) *	0	(2,146)	(907)	(143)	0	(12,298)

Balance at March 31, 2025
Goodwill	1,788	169,734	176,608	8,624	278	632,454
Accumulated impairment losses	(587)	(1,175)	0	(2,785)	0	(10,596)
	1,201	168,559	176,608	5,839	278	621,858
Acquired	0	135,302	0	0	0	150,974
Impairment	0	(52,738)	0	0	(278)	(53,016)
Other (net) *	326	22,517	22,499	275	0	53,776

Balance at March 31, 2026
Goodwill	1,527	326,378	199,107	8,899	278	835,430
Accumulated impairment losses	0	(52,738)	0	(2,785)	(278)	(61,838)

	¥1,527	¥273,640	¥199,107	¥6,114	¥0	¥773,592

*	Other (net) includes foreign currency translation adjustments, decreases due to sale of ownership interest in subsidiaries and certain other reclassifications.
As a result of the impairment test, the Company and its subsidiaries recognized no impairment losses on goodwill during fiscal 2024. The Company and its subsidiaries recognized impairment losses on goodwill of ¥5,520 million in PE Investment and Concession segment, and ¥1,175 million in ORIX USA segment during fiscal 2025. The Company and its subsidiaries recognized impairment losses on goodwill of \52,738 million in ORIX USA segment, and \278 million in Corporate segment during fiscal 2026. These impairment losses are accounted in other (income) and expense. The fair values of these reporting units were measured using mainly discounted cash flow methodologies and business enterprise value multiples methodologies.

F-10
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Other intangible assets at March 31, 2025 and 2026 consist of the following:

	Millions of yen
	2025	2026
Indefinite-lived intangible assets:
Trademarks and trade names	¥124,924	¥127,921
Asset management contracts	55,740	62,909
Others	11,657	19,582

	192,321	210,412

Intangible assets subject to amortization:
Software	150,479	169,220
Customer relationships	186,862	219,299
Asset management contracts	119,157	134,543
Others	152,925	157,533

	609,423	680,595
Accumulated amortization	(276,333)	(314,941)

Net	333,090	365,654

	¥525,411	¥576,066

The aggregate amortization expenses for intangible assets are ¥39,213 million, ¥41,402 million and ¥
41,402
 million in fiscal 2024, 2025 and 2026, respectively.
The estimated amortization expenses for each of five succeeding fiscal years are ¥45,089 million in fiscal 2027, ¥42,282 million in fiscal 2028, ¥39,024 million in fiscal 2029, ¥34,053 million in fiscal 2030 and ¥29,820 million in fiscal 2031, respectively.
Intangible assets subject to amortization increased during fiscal 2026 are ¥
104,248
 million. They mainly consist of ¥
22,397
 million of software, ¥
24,031
 million of customer relationships and ¥
45,738
 million of maintenance intangible assets for acquired aircraft recognized in acquisitions included in others. The weighted average amortization periods for the software, customer relationships and maintenance intangible assets for acquired aircraft recognized in acquisitions are 5 years, 10 years and 6 years, respectively.
As a result of the impairment test, the Company and its subsidiaries recognized impairment losses of ¥24 million on intangible assets included in PE Investment and Concession segment, ¥87 million on intangible assets included in Environment and Energy segment, and ¥37 million on intangible assets included in Asia and Australia segment during fiscal 2024, and these impairment losses were included in selling, general and administrative expenses in the consolidated statements of income. The Company and its subsidiaries recognized impairment losses of ¥5,629 million on intangible assets included in PE Investment and Concession segment, ¥1,971 million on intangible assets included in ORIX Europe segment during fiscal 2025, and these impairment losses were included in other (income) and expenses in the consolidated statements of income, and recognized impairment losses of ¥148 million on intangible assets included in PE Investment and Concession segment, and ¥84 million on intangible assets included in Banking and Credit segment during fiscal 2025, and these impairment losses were included in selling, general and administrative expenses
in the consolidated statements of income. The Company and its subsidiaries recognized impairment losses of ¥
1,092
 million on intangible assets included in PE Investment and Concession segment, ¥
3,614

million on intangible assets included in Environment and Energy segment during fiscal 2026, and these impairment losses were included in other (income) and expenses in the

F-10
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

consolidated statements of income. These impairment losses are recognized due to the reduction in the estimated future cash flow, which brought the fair values of the intangible assets below their carrying amount. The fair values of these intangible assets were measured using mainly excess multi-period earnings methodologies.
14. Short-Term and Long-Term Debt
Short-term debt consists of borrowings from financial institutions, commercial paper and others.
The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2025 and 2026 are as follows:
March 31, 2025

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥181,835	0.7%
Short-term debt outside Japan, mainly from banks	279,631	5.5
Commercial paper outside Japan	7,588	2.9
Secured borrowings on securities lending transactions	80,626	2.3

	¥549,680	3.4

March 31, 2026

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥131,655	1.3%
Short-term debt outside Japan, mainly from banks	329,499	3.9
Commercial paper outside Japan	3,986	2.0
Secured borrowings on securities lending transactions	107,095	2.6

	¥572,235	3.1

F-10
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2025 and 2026 are as follows:
March 31, 2025

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2026~2083	¥799,933	1.7%
Floating rate	2026~2077	2,614,936	3.3
Insurance companies and others:
Fixed rate	2026~2083	353,890	0.9
Floating rate	2026~2077	262,346	2.2
Unsecured bonds	2026~2081	1,251,120	2.1
Unsecured notes under medium-term note program	2026~2032	387,316	3.8
Payables under securitized lease receivables	2026~2026	13,565	0.1
Payables under securitized loan receivables and investment in securities	2026~2044	50,012	5.0

		¥5,733,118	2.7

March 31, 2026

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2027~2083	¥878,490	1.9%
Floating rate	2027~2050	2,627,671	3.3
Insurance companies and others:
Fixed rate	2027~2083	346,407	1.1
Floating rate	2027~2038	265,825	2.4
Unsecured bonds	2027~2081	1,358,146	2.8
Unsecured notes under medium-term note program	2027~2032	458,255	3.9
Payables under securitized lease receivables	2027~2028	12,291	0.1
Payables under securitized loan receivables and investment in securities	2027~2044	18,674	2.4

		¥5,965,759	2.8

F-10
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The repayment schedule for the next five years and thereafter for long-term debt at March 31,
2026
is as follows:

Years ending March 31,	Millions of yen
2027	¥1,032,088
2028	967,289
2029	999,338
2030	808,330
2031	702,692
Thereafter	1,456,022

Total	¥5,965,759

Borrowings
 with fixed rate from banks, insurance companies and others include the amount of ¥
44,000
 million of subordinated syndicated loan (hybrid loan). Out of this amount, ¥
10,000
 million was executed in fiscal 2022, and will mature in fiscal
2082
and may be redeemed after
5
years from the execution. ¥
34,000
 million was executed in fiscal 2023, and will mature in fiscal
2083
and may be redeemed after
5
years from the execution.
Unsecured bonds include the amount of ¥160,000 million of unsecured subordinated bonds with interest payment deferrable clauses and optional early redemption conditions (hybrid bonds). This amount consists of:

•	¥40,000 million issued in fiscal 2020, maturing in fiscal 2080, with optional early redemption on or after March 2030;

•	¥21,000 million issued in fiscal 2021, maturing in fiscal 2081, with optional early redemption on or after March 2031;

•	¥60,000 million issued in fiscal 2025, maturing in fiscal 2060, with optional early redemption on or after March 2030; and

•	¥39,000 million issued in fiscal 2026, maturing in fiscal 2061, with optional early redemption on or after March 2031.
For borrowings from banks, insurance companies and other financial institutions, for bonds, and for medium-term notes, principal repayments are usually made upon maturity of the loan contracts and interest payments are usually paid semi-annually.
During fiscal 2024, 2025 and 2026, the Company and certain subsidiaries recognized net amortization expenses of premiums and discounts of bonds and medium-term notes, and deferred issuance costs of bonds and medium-term notes in the amount of ¥1,247 million, ¥1,455 million and ¥
1,578
 million, respectively.
Total committed credit lines for the Company and its subsidiaries were ¥795,634 million and ¥
1,034,156
 million at March 31, 2025 and 2026, respectively, and, of these lines, ¥598,079 million and ¥
753,645
 million were
available at March
 31, 2025 and 2026, respectively. Of the available committed credit lines, ¥502,177 million and ¥
639,552
 million were long-term committed credit lines at March 31, 2025 and 2026, respectively.
The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.

F-10
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Other than the assets of the consolidated VIEs pledged as collateral for financing (see Note 11 “Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2026:

Millions of yen
Lease payments, loans and investment in operating leases	¥201,058
Investment in securities	228,300
Property under facility operations	313,841
Other assets and other	145,612

¥888,811

As of March 31, 2026, debt liabilities were secured by shares of subsidiaries of ¥
198,764
 million, which were eliminated through consolidation adjustment, and debt liabilities of equity method investees were secured by equity method investments of ¥
149,119
 million. As of March 31, 2026, debt liabilities were secured by loans to subsidiaries, which were eliminated through consolidation adjustment, of ¥
7,922
 million. In addition, ¥
404,097
 million was pledged primarily by investment in securities for collateral deposits and deposits for real estate transaction as of March 31, 2026.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2026.
15. Deposits
Deposits at March 31, 2025 and 2026 consist of the following:

	Millions of yen
	2025	2026
Time deposits	¥2,073,007	¥2,315,820
Other deposits	376,805	309,736

Total	¥2,449,812	¥2,625,556

The balances of time deposits and certificates of deposit issued in amounts of ¥10 million or more were ¥1,082,224 million and ¥
1,138,583
 million at March 31, 2025 and 2026, respectively.
The maturity schedule of time deposits at March 31, 2026 is as follows:

Years ending March 31,	Millions of yen
2027	¥1,538,991
2028	157,040
2029	75,999
2030	176,685
2031	321,836
Thereafter	45,269

Total	¥2,315,820

F-10
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

16. Income Taxes
Income before income taxes and the provision for income taxes in fiscal 2024, 2025 and 2026 are as follows:

	Millions of yen
	2024	2025	2026
Income before income taxes:
Japan	¥298,321	¥307,830	¥496,631
Overseas	171,654	172,633	194,800

	¥469,975	¥480,463	¥691,431

Provision for income taxes:
Current—
Japan - Total	¥80,274	¥72,230	¥94,317
Japan - National tax*	—	—	72,845
Japan - Local tax*	—	—	21,472
Overseas	31,114	33,252	48,399

	111,388	105,482	142,716

Deferred—
Japan - Total	9,049	26,803	76,511
Japan - National tax*	—	—	63,768
Japan - Local tax*	—	—	12,743
Overseas	10,951	(3,457)	13,876

	20,000	23,346	90,387

Total—
Japan - Total	89,323	99,033	170,828
Japan - National tax*	—	—	136,613
Japan - Local tax*	—	—	34,215
Overseas	42,065	29,795	62,275

	¥131,388	¥128,828	¥233,103

*	Since fiscal 2026, we have changed the disclosure of the breakdown of income taxes in accordance with Accounting Standards Update 2023-09.
In fiscal 2024, 2025 and 2026, the aggregate statutory income tax rate applicable to the Company and its subsidiaries in Japan is approximately 31.5%. The national statutory income tax rate is approximately 25.6%.
In fiscal 2026, the principal local tax jurisdictions that make up the majority of the Japan local tax, net of national tax effect, category in our rate reconciliation is the Tokyo Metropolitan Government and Osaka Prefecture.

F-10
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Reconciliations of the differences between the tax provision computed at the statutory income tax rate of 31.5%, the aggregate statutory income tax rate of the Company’s tax domicile, and the consolidated provision for income taxes in fiscal 2024 and 2025 are as follows:

	Millions of yen
	2024	2025
Income before income taxes	¥469,975	¥480,463

Tax provision computed at the statutory rate	¥148,042	¥151,346
Increases (reductions) in taxes due to:
Change in valuation allowance	5,441	1,973
Nondeductible expenses	4,762	5,813
Nontaxable income	(3,574)	(5,893)
Effect of lower tax rates on certain subsidiaries	(17,627)	(22,271)
Effect of investor taxes on earnings of subsidiaries	7,674	3,494
Effect of the tax law and rate changes	(1,295)	2,218
Effect of sale or liquidation of subsidiaries	(14,995)	(8,423)
Other, net	2,960	571

Provision for income taxes	¥131,388	¥128,828

The effective income tax rate is different from the statutory income tax rate primarily because of certain nondeductible expenses, nontaxable income, changes in valuation allowance, the effect of lower tax rates on certain subsidiaries, effect of investor taxes on earnings of subsidiaries and effect of sale or liquidation of subsidiaries.
Due to the enactment of the “Act for Partial Revision of the Income Tax Act, etc.” (Act No.13 of 2025) in the Japanese Diet on March 31, 2025, the “Special Corporation Tax for National Defense” will be imposed from the fiscal years beginning on or after April 1, 2026. As a result, the statutory income tax rate used to calculate deferred tax assets and liabilities has been changed from approximately 31.0% to approximately 31.9% for temporary differences expected to be resolved from the fiscal year beginning on April 1, 2026. The increase and decrease of the deferred tax assets and liabilities due to the change in the tax rates resulted in an increase of provision for income taxes by ¥6,124 million in the consolidated statements of income for fiscal 2025.

F-1
10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Reconciliations of the differences between the corporate income taxes computed at the Japanese national statutory income tax rate of approximately 25.6%, the national statutory income tax rate in our country of domicile, and the consolidated provision for income taxes in fiscal 2026 was as follows.

	Millions of yen
	2026
Income before income taxes	¥691,431

Tax provision computed at the national statutory income tax rate	¥177,006	25.6%
Japan national tax:
Nontaxable and nondeductible items	(223)	(0.0%)
Tax credits
Foreign tax credit	(9,769)	(1.4	% )
Other	(1,539)	(0.2	% )
Effect of the tax law and rate changes	1,012	0.1%
Change in valuation allowance	2,375	0.3%
Cross-border tax laws	10,975	1.6%
Other, net	6,715	1.0%
Japan local tax, net of national tax effect	34,215	4.9%
Foreign tax effects
The United States	9,030	1.3%
India
Direct foreign withholding tax	10,367	1.5%
Other	138	0.0%
Other foreign jurisdictions	(7,522)	(1.1	% )
Worldwide changes in unrecognized tax benefits	323	0.1%

Provision for income taxes	¥233,103	33.7%

The amounts of taxes paid (net of amounts received) in fiscal 2026 was as follows.

Millions of yen
2026
Japan national tax	52,638

Japan local tax
Tokyo Metropolitan Government	8,437
Other	9,021

Subtotal	17,458

Foreign
The United States	10,216
India	11,286
Other	23,149

Subtotal	44,651

Total	114,747

F-1
11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Total income tax expense recognized in fiscal 2024, 2025 and 2026 was allocated as follows:

	Millions of yen
	2024	2025	2026
Provision for income taxes	¥131,388	¥128,828	¥233,103
Income tax expense (benefit) allocated to other comprehensive income (loss):
Net change of unrealized gains (losses) on investment in securities	(27,157)	(60,260)	(88,096)
Net change of impact of changes in policy liability discount rate	32,471	54,382	100,702
Net change of debt valuation adjustments	(74)	(13)	78
Net change of defined benefit pension plans	5,554	2,063	7,711
Net change of foreign currency translation adjustments	(30,992)	2,484	(12,045)
Net change of unrealized gains (losses) on derivative instruments	(1,523)	(441)	1,016
Other direct adjustments to shareholders’ equity	32	22	57

Total income tax expense	¥109,699	¥127,065	¥242,526

The tax effects of temporary differences and carryforwards giving rise to the deferred tax assets and liabilities as of March 31, 2025 and 2026 are as follows:

	Millions of yen
	2025	2026
Assets:
Net operating loss carryforwards	¥48,953	¥50,576
Allowance for credit losses	14,842	18,565
Investment in securities	4,581	4,109
Accrued expenses	26,516	23,644
Investment in operating leases	11,576	12,597
Property under facility operations	28,007	33,551
Installment loans	8,075	7,036
Unrealized losses on investment in securities	158,375	245,605
Lease liabilities	74,215	76,790
Other*	159,391	188,081

	534,531	660,554
Less: valuation allowance	(35,845)	(44,262)

	498,686	616,292

F-1
12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	2025	2026
Liabilities:
Net investment in leases	12,755	13,524
Investment in operating leases	171,455	175,410
Unrealized gains on investment in securities	9,259	17,966
Deferred insurance policy acquisition costs	90,934	96,048
Policy liabilities and policy account balances	263,515	397,682
Property under facility operations	33,075	37,326
Other intangible assets	143,701	148,872
Undistributed earnings	103,808	134,589
Prepaid benefit cost	27,224	32,689
Advances paid	8,387	9,023
Right-of-use assets	72,034	73,828
Other	24,834	43,256

	960,981	1,180,213

Net deferred tax liability	¥462,295	¥563,921

*	As of March 31, 2025 and 2026, other deferred tax assets includes amounts related to net investment hedges of ¥96,778 million and ¥107,235 million.
Net deferred tax assets and liabilities at March 31, 2025 and 2026 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2025	2026
Other assets	¥63,337	¥47,130
Income taxes: Deferred	525,632	611,051

Net deferred tax liability	¥462,295	¥563,921

The valuation allowance is primarily recognized for deferred tax assets of consolidated subsidiaries with operating loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and operating loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning
strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and operating loss carryforwards, net of the existing valuation allowances at March 31, 2026. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥1,759 million in fiscal 2024, decreases of ¥3,201 million in fiscal 2025, and increases of ¥8,417 million in fiscal 2026. The decrease in the total valuation allowance recognized in earnings due to the utilization of net operating loss carryforwards were ¥3,660 million in fiscal 2024, ¥3,380 million in fiscal 2025 and ¥1,877 million in fiscal 2026. The adjustments to the beginning-of-the-year
amount in the total valuation allowance resulting from changes in judgment about the

F-11
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

realizability of deferred tax assets in future years were net increases of ¥513 million in fiscal 2024 (increases of ¥4,125 million and decreases of ¥3,612 million on a gross basis), net decreases of ¥1,986 million in fiscal 2025 (increases of ¥1,143 million and decreases of ¥3,129 million on a gross basis), and net increases of ¥2,156 million in fiscal 2026 (increases of ¥2,968 million and decreases of ¥812 million on a gross basis), respectively.
The Company and certain subsidiaries have net operating loss carryforwards of
¥339,611
 million at March 31, 2026, which expire as follows:

Years ending March 31,	Millions of yen
2027	¥6,395
2028	1,989
2029	17,331
2030	45,820
2031	64,843
Thereafter	147,470
Indefinite period	55,763

Total	¥339,611

The unrecognized tax benefits as of March 31, 2025 and 2026 were not material.
The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2025 and 2026, and in the consolidated statements of income for fiscal 2024, 2025 and 2026 were not material.
The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary income tax examination in Japan for the tax years prior to fiscal 2025, and its major domestic subsidiaries are no longer subject to ordinary income tax examination for the tax years prior to fiscal 2018, respectively.
Subsidiaries in the United States remain subject to an income tax examination for the tax years after fiscal 2020. Subsidiaries in the Netherlands remain subject to an income tax examination for the tax years after fiscal 2018.
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

F-11
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The funded status of the defined benefit pension plans, which consists of Japanese plans and overseas plans, as of March 31, 2025 and 2026 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2025	2026	2025	2026
Change in benefit obligation:
Benefit obligation at beginning of year	¥105,109	¥93,804	¥129,934	¥122,744
Service cost	5,078	4,473	3,268	2,890
Interest cost	1,421	1,943	4,091	4,786
Actuarial loss (income)	(7,621)	(6,728)	(11,712)	(8,246)
Plan participant’s contributions	0	0	233	471
Benefits paid	(5,032)	(5,513)	(2,375)	(4,025)
Business combinations	86	4,141	0	0
Divestitures	(1,937)	(498)	0	0
Plan amendments	0	0	179	0
Settlements	(3,300)	0	0	0
Foreign currency exchange rate change	0	0	(874)	15,504

Bene f it obligatio n at e nd of year	93,804	91,622	122,744	134,124

Change in plan assets:
Fair value of plan assets at beginning of year	143,101	137,712	153,803	151,819
Actual return on plan assets	449	9,551	(1,435)	2,115
Employer contribution	3,855	4,034	2,446	2,665
Plan participant’s contributions	0	0	233	471
Benefits paid	(4,404)	(4,560)	(2,182)	(3,772)
Business combinations	0	5,827	0	0
Divestitures	(3,272)	(460)	0	0
Settlements	(2,017)	(1)	0	0
Foreign currency exchange rate change	0	0	(1,046)	19,770

Fair value of plan assets at end of year	137,712	152,103	151,819	173,068

The funded status of the plans	¥43,908	¥60,481	¥29,075	¥38,944

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in other assets	¥59,111	¥75,053	¥30,809	¥40,886
Accrued benefit liability included in other liabilities	(15,203)	(14,572)	(1,734)	(1,942)

Net amount recognized	¥43,908	¥60,481	¥29,075	¥38,944

F-11
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax,
at March 31, 2025 and 2026 consisted of:

	Millions of yen
	Japanese plans		Overseas plans
	2025	2026	2025	2026
Net prior service credit	¥666	¥601	¥(502)	¥(838)
Net actuarial gain (loss)	5,750	25,940	12,865	17,953
Net transition obligation	0	0	8	9

Total recognized in accumulated other comprehensive loss, pre-tax	¥6,416	¥26,541	¥12,371	¥17,124

The accumulated benefit obligations for all Japanese defined benefit pension plans were ¥85,077 million and ¥79,977 million, respectively, at March 31, 2025 and 2026. The accumulated benefit obligations for all overseas defined benefit pension plans were ¥117,478 million and ¥128,408 million, respectively, at March 31, 2025 and 2026.
The accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at March 31, 2025 and 2026 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2025	2026	2025	2026
Accumulated benefit obligations	¥14,525	¥14,163	¥2,075	¥2,260
Fair value of plan assets	0	0	389	366

The projected benefit obligations and fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets at March 31, 2025 and 2026 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2025	2026	2025	2026
Projected benefit obligations	¥15,203	¥14,572	¥3,844	¥2,308
Fair value of plan assets	0	0	2,110	366

F-11
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Net pension cost of the plans for fiscal 2024, 2025 and 2026 consists of the following:

	Millions of yen
	2024	2025	2026
Japanese plans:
Service cost	¥5,542	¥5,078	¥4,473
Interest cost	1,216	1,421	1,943
Expected return on plan assets	(2,702)	(2,766)	(2,734)
Amortization of prior service credit	(84)	(72)	(65)
Amortization of net actuarial loss	59	(93)	(139)
Plan amendments	0	0	0
Settlements	0	(1,347)	1

Net periodic pension cost	¥4,031	¥2,221	¥3,479

Overseas plans:
Service cost	¥2,999	¥3,268	¥2,890
Interest cost	3,395	4,091	4,786
Expected return on plan assets	(6,362)	(6,996)	(7,489)
Amortization of prior service credit	(354)	(322)	(270)
Amortization of net actuarial loss	11	9	5
Amortization of transition obligation	1	1	0

Net periodic pension cost	¥(310)	¥51	¥(78)

Note:	Net periodic pension cost is charged in personnel expenses, which is included in selling, general and administrative expenses in the consolidated statements of income.
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2024, 2025 and 2026 are summarized as follows:

	Millions of yen
	2024	2025	2026
Japanese plans:
Current year actuarial gain (loss)	¥12,990	¥5,125	¥20,329
Amortization of net actuarial loss	59	(93)	(139)
Prior service credit due to amendments	0	(278)	0
Amortization of prior service credit	(84)	(72)	(65)
Settlements	0	(148)	0

Total recognized in other comprehensive income, pre-tax	¥12,965	¥4,534	¥20,125

Overseas plans:
Current year actuarial gain (loss)	¥5,728	¥3,226	¥3,141
Amortization of net actuarial loss	11	9	5
Prior service credit due to amendments	(145)	(179)	(5)
Amortization of prior service credit	(354)	(322)	(270)
Amortization of transition obligation	1	1	0
Foreign currency exchange rate change	641	(78)	1,882

Total recognized in other comprehensive income (loss), pre-tax	¥5,882	¥2,657	¥4,753

F-11
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Significant assumptions of Japanese pension plans and overseas pension plans used to determine these amounts are as follows:

Japanese plans	2024	2025	2026
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	1.4%	2.1%	2.8%
Rate of increase in compensation levels	4.3%	3.4%	3.1%
Interest crediting rate for cash balance plans	1.5%	1.5%	1.5%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	1.1%	1.4%	2.1%
Rate of increase in compensation levels	4.3%	4.3%	3.4%
Expected long-term rate of return on plan assets	2.0%	2.0%	1.9%
Interest crediting rate for cash balance plans	1.5%	1.5%	1.5%

Overseas plans	2024	2025	2026
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	3.3%	3.8%	4.3%
Rate of increase in compensation levels	2.3%	2.3%	2.3%
Interest crediting rate for cash balance plans	—	—	—
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	3.3%	3.3%	3.8%
Rate of increase in compensation levels	2.3%	2.3%	2.3%
Expected long-term rate of return on plan assets	4.6%	4.7%	4.7%
Interest crediting rate for cash balance plans	—	—	—
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

F-11
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The fair value of Japanese pension plan assets at March 31, 202
5
 and 2026, by asset category, are as follows. The three levels of input used to measure fair value are described in Note 2 “Fair Value Measurements.”

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

F-11
9

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

	Millions of yen
	March 31, 2026
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥19,029	¥0	¥0	¥0
Other than Japan
Pooled funds*2	21,666	0	0	0
Debt securities:
Japan
Pooled funds*3	28,365	0	0	0
Other than Japan
Pooled funds*4	25,531	0	0	0
Other assets:
Life insurance company general accounts*5	27,989	0	27,989	0
Others*6	29,523	0	29,523	0

	¥152,103	¥0	¥57,512	¥0

*1	These funds invest in listed shares including shares of ORIX Corporation in the amounts of ¥42 million at March 31, 2026.
*2	These funds invest in listed shares.
*3
These funds invest approximately 70% in Japanese government bonds, and approximately 30% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥6 million at March 31, 2026.

*4	These funds invest approximately 100% in foreign government bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

F-1
20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

At March 31, 2026, our policy for the portfolio of plans consists of three major components: approximately 30% is invested in equity securities, approximately 40% is invested in debt securities and approximately 30% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

Level 2 assets are comprised principally of investments in life insurance company general accounts. Investments in life insurance company general accounts are valued at conversion value. Pooled funds are valued at the net asset value per share at the measurement date and they have not been classified in the fair value hierarchy.
The fair value of overseas pension plan assets at March 31, 2025 and 2026, by asset category, are as follows. The three levels of input used
to measure fair value are described in Note 2 “Fair Value Measurements.”

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

	Millions of yen
	March 31, 2026
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares	¥70,171	¥70,171	¥0	¥0
Pooled funds*1	712	0	0	0
Debt securities:
Other than Japan
Government bonds	91,849	91,849	0	0
Municipal bonds	4,403	0	4,403	0
Other assets:
Life insurance company general accounts*2	444	0	444	0
Others*3	5,489	0	5,489	0
	¥173,068	¥162,020	¥10,336	¥0

*1	These funds invest in listed shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.
At March 31, 2026, our policy for the portfolio of plans consists of two major components: approximately 40% is invested in equity securities and approximately 60% is invested in debt securities.
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
2
2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The Company and certain subsidiaries expect to contribute ¥
3,965
 million to its Japanese pension plans and ¥
2,788
 million to its overseas pension plans during the year ending March 31, 2027.

At March 31, 2026, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

	Millions of yen
Years ending March 31,	Japanese plans	Overseas plans
2027	¥6,051	¥4,195
2028	5,453	4,386
2029	6,141	4,320
2030	6,198	4,482
2031	6,158	4,711
2032-2036	32,528	26,958

Total	¥62,529	¥49,052

The cost recognized for Japanese defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2024, 2025 and 20
2
6 were ¥2,146 million, ¥2,118 million and ¥
2,189
 million, respectively. The cost recognized for overseas defined contribution pension plans of the Company and certain of its subsidiaries for fiscal 2024, 2025 and 2026 were ¥4,219 million, ¥5,046 million and ¥
5,738
 million, respectively.
18. Redeemable Noncontrolling Interests
Changes in redeemable noncontrolling interests in fiscal 2024, 2025 and 2026 are as follows:

	Millions of yen
	2024	2025	2026
Beginning Balance	¥945	¥2,645	¥3,432
Contribution to subsidiary	0	0	45,708
Transaction with noncontrolling interests	2,122	1,963	2,108
Adjustment of redeemable noncontrolling interests to redemption value	0	0	0
Comprehensive income (loss)
Net Income (loss)	137	394	(758)
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities	10	0	(12)
Net change of foreign currency translation adjustments	203	(50)	3,543
Total other comprehensive income (loss)	213	(50)	3,531
Comprehensive income (loss)	350	344	2,773
Dividends	(772)	(1,520)	(3,278)

Ending Balance	¥2,645	¥3,432	¥50,743

F-1
2
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
In fiscal 2026, the Company granted
632,010
points, and
391,898
points were settled for individuals who retired during fiscal 2026. Total points outstanding under the stock compensation program as of March 31, 2026 were
3,268,760
points. The points were adjusted for the
10-for-1
stock split implemented on April 1, 2013.
During fiscal 2024, 2025 and 2026, the Company recognized stock-based compensation costs of its stock compensation program in the amount of ¥2,177 million, ¥1,778 million and ¥
3,705
 million, respectively.

F-12
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

20. Accumulated Other Comprehensive Income (Loss)
Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders in fiscal 2024, 2025 and 2026 are as follows:

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2023	¥(183,034)	¥164,516	¥275	¥(3,617)	¥155,912	¥22,083	¥156,135

Net unrealized gains (losses) on investment in securities, net of tax of ¥27,906 million	(69,102)						(69,102)
Reclassification adjustment included in net income, net of tax of ¥(749) million	1,340						1,340
Impact of changes in policy liability discount rate, net of tax of ¥(32,471) million		93,269					93,269
Debt valuation adjustments, net of tax of ¥69 million			(177)				(177)
Reclassification adjustment included in net income, net of tax of ¥5 million			(14)				(14)
Defined benefit pension plans, net of tax of ¥(5,655) million				13,559			13,559
Reclassification adjustment included in net income, net of tax of ¥101 million				(266)			(266)
Foreign currency translation adjustments, net of tax of ¥35,593 million					163,062		163,062
Reclassification adjustment included in net income, net of tax of ¥(4,601) million					10,242		10,242
Net unrealized gains (losses) on derivative instruments, net of tax of ¥578 million						(2,928)	(2,928)
Reclassification adjustment included in net income, net of tax of ¥945 million						(2,947)	(2,947)

Total other comprehensive income (loss)	(67,762)	93,269	(191)	13,293	173,304	(5,875)	206,038

Transaction with noncontrolling interests	0	0	0	0	11	(176)	(165)

Less: Other Comprehensive Income (loss) Attributable to the Noncontrolling Interests	0	0	0	6	4,816	(175)	4,647

Less: Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	10	0	0	0	203	0	213

Balance at March 31, 2024	¥(250,806)	¥257,785	¥84	¥9,670	¥324,208	¥16,207	¥357,148

Net unrealized gains (losses) on investment in securities, net of tax of ¥60,607 million	(152,264)						(152,264)
Reclassification adjustment included in net income, net of tax of ¥(347) million	(844)						(844)
Impact of changes in policy liability discount rate, net of tax of ¥(54,382) million		158,339					158,339
Debt valuation adjustments, net of tax of ¥12 million			(32)				(32)
Reclassification adjustment included in net income, net of tax of ¥1 million			(3)				(3)
Defined benefit pension plans, net of tax of ¥(2,244) million				5,572			5,572
Reclassification adjustment included in net income, net of tax of ¥181 million				(444)			(444)
Foreign currency translation adjustments, net of tax of ¥5,479 million					(37,786)		(37,786)
Reclassification adjustment included in net income, net of tax of ¥(7,963) million					17,726		17,726
Net unrealized gains (losses) on derivative instruments, net of tax of ¥3,076 million						(15,269)	(15,269)
Reclassification adjustment included in net income, net of tax of ¥(2,635) million						8,866	8,866

Total other comprehensive income (loss)	(153,108)	158,339	(35)	5,128	(20,060)	(6,403)	(16,139)

Transaction with noncontrolling interests	0	0	0	0	136	—	136

Less: Other Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	0	0	0	7	(323)	213	(103)

Less: Other Comprehensive Loss Attributable to the Redeemable Noncontrolling Interests	0	0	0	0	(50)	0	(50)

Balance at March 31, 2025*	¥(403,914)	¥416,124	¥49	¥14,791	¥304,657	¥9,591	¥341,298

*
As of March 31, 2025, net unrealized gains (losses) on investment in securities contained ¥(61) million (net of tax of ¥16 million) of net unrealized gains (losses) in investment in securities related to available-for-sale
debt securities with allowance for credit losses.

F-12
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Impact of changes in policy liability discount rate	Debt valuation adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2025	¥(403,914)	¥416,124	¥49	¥14,791	¥304,657	¥9,591	¥341,298

Net unrealized gains (losses) on investment in securities, net of tax of ¥82,024 million	(199,534)						(199,534)
Reclassification adjustment included in net income, net of tax of ¥6,072 million	(14,915)						(14,915)
Impact of changes in policy liability discount rate, net of tax of ¥(100,702) million		299,258					299,258
Debt valuation adjustments, net of tax of ¥(82) million			202				202
Reclassification adjustment included in net income, net of tax of ¥4 million			(9)				(9)
Defined benefit pension plans, net of tax of ¥(7,846) million				17,501			17,501
Reclassification adjustment included in net income, net of tax of ¥135 million				(334)			(334)
Foreign currency translation adjustments, net of tax of ¥9,304 million					177,786		177,786
Reclassification adjustment included in net income, net of tax of ¥2,741 million					(5,850)		(5,850)
Net unrealized gains (losses) on derivative instruments, net of tax of ¥(2,130) million						(778)	(778)
Reclassification adjustment included in net income, net of tax of ¥1,114 million						(2,062)	(2,062)

Total other comprehensive income (loss)	(214,449)	299,258	193	17,167	171,936	(2,840)	271,265

Transaction with noncontrolling interests	0	0	0	0	28	0	28

Less: Other Comprehensive Income Attributable to the Noncontrolling Interests	0	0	0	5	3,816	129	3,950

Less: Other Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(12)	0	0	0	3,543	0	3,531

Balance at March 31, 2026*	¥(618,351)	¥715,382	¥242	¥31,953	¥469,262	¥6,622	¥605,110

*
As of March 31, 2026, net unrealized gains (losses) on investment in securities contained ¥
(171)
 million (net of tax of ¥53 million) of net unrealized gains (losses) in investment in securities related to available-for-sale
debt securities with allowance for credit losses.

F-12
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Amounts reclassified to net income from accumulated other comprehensive income (loss) for fiscal 2024, 2025 and 2026 are as follows:

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

F-12
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Fiscal Year ended March 31, 2026
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of debt securities	¥(3,943)	Gains on investment securities and dividends
Sales of debt securities	140	Life insurance premiums and related investment income
Amortization of debt securities	11,487	Finance revenues
Amortization of debt securities	13,508	Life insurance premiums and related investment income
Others	(205)	Write-downs of securities

	20,987	Total before income tax
	(6,072)	Income tax (expense) or benefit

	¥14,915	Net of tax

Debt valuation adjustments
Fulfillment of policy liabilities and amortization of policy account balances	¥13	Life insurance costs

	13	Total before income tax
	(4)	Income tax (expense) or benefit

	¥9	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥335	See Note 1 7 “Pension Plans”
Amortization of net actuarial loss	134	See Note 1 7 “Pension Plans”

	469	Total before income tax
	(135)	Income tax (expense) or benefit

	¥334	Net of tax

Foreign currency translation adjustments
Foreign exchange contracts	¥1,215	Gains on sales of subsidiaries and equity method investments and liquidation losses, net/Interest expense
Sales or liquidation	7,376	Gains on sales of subsidiaries and equity method investments and liquidation losses, net

	8,591	Total before income tax
	(2,741)	Income tax (expense) or benefit

	¥5,850	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥1,186	Interest expense
Foreign exchange contracts	3,071	Interest expense/Other (income) and expense
Foreign currency swap agreements	(956)	Interest expense/Other (income) and expense
Options held/written and other	(125)	Life insurance premiums and related investment income

	3,176	Total before income tax
	(1,114)	Income tax (expense) or benefit

	¥2,062	Net of tax

F-12
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
21. ORIX Corporation Shareholders’ Equity
Changes in the number of shares issued in fiscal 2024, 2025 and 2026 are as follows:

	Number of shares
	2024	2025	2026
Beginning balance	1,234,849,342	1,214,961,054	1,162,962,244
Cancellation of treasury stock	(19,888,288)	(51,998,810)	(38,855,620)

Ending balance	1,214,961,054	1,162,962,244	1,124,106,624

The Japanese Companies Act (the “Act”) provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal retained earnings until the aggregate amount of the additional paid-in
capital and the legal retained earnings equals 25% of the issued capital. The Act also provides that both additional paid-in
capital and the legal retained earnings are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, if specified in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2026 that a total of ¥
68,675
 million dividends shall be distributed to the shareholders of record as of March 31, 2026. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution.
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
paid-in
capital.
The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated
financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥
1,026,960
 million as of March 31, 2026.
Retained earnings at March 31, 2026 include ¥
182,298
 million relating to equity in undistributed earnings of the companies accounted or by the equity method.
As of March 31, 2026, the restricted net assets of certain subsidiaries include regulatory capital requirements mainly for banking and life insurance operations of ¥
11,040
 million.

F-1
30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

22. Gains on Investment Securities and Dividends
Gains on investment securities and dividends in fiscal 2024, 2025 and 2026 consist of the following:

	Millions of yen
	2024	2025	2026
Net gains on investment securities *	¥30,731	¥11,825	¥127,024
Dividends income	2,292	2,499	1,924

	¥33,023	¥14,324	¥128,948

*	Unrealized changes in fair value of investments in equity securities have been included in “Net gains on investment securities.”
23. Income and Expenses Relating to Life Insurance Operations
Life insurance premiums and related investment income in fiscal 2024, 2025 and 2026 consist of the following:

	Millions of yen
	2024	2025	2026
Life insurance premiums	¥459,655	¥481,432	¥506,120
Life insurance related investment income*	99,268	33,827	134,039

	¥558,923	¥515,259	¥640,159

*
Life insurance related investment income in fiscal 2024, 2025 and 2026 include net unrealized holding gains of ¥43,301 million, ¥2,577 million and ¥
48,946
 million on equity securities held as of March 31, 2024, 2025 and 2026, respectively.

Life insurance premiums include reinsurance benefits, net of reinsurance premiums. For fiscal 2024, 2025 and 2026, reinsurance benefits and reinsurance premiums included in life insurance premiums are as follows:

	Millions of yen
	2024	2025	2026
Reinsurance benefits	¥3,452	¥10,634	¥20,520
Reinsurance premiums	(4,937)	(5,119)	(5,298)
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

F-1
3
1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The portion of the total change in the fair value of variable annuity and variable life insurance contracts that results from a change in the instrument-specific credit risk is recognized in other comprehensive income (loss), net of applicable income taxes.
The above mentioned gains or losses relating to variable annuity and variable life insurance contracts for fiscal 2024, 2025 and 2026 are mainly as follows:

	Millions of yen
	2024	2025	2026
Life insurance premiums and related investment income :
Net realized and unrealized gains or losses from investment assets	¥40,821	¥(3,496)	¥33,290
Net gains or losses from derivative contract s :	(3,568)	(372)	(1,559)
Futures	(3,046)	(262)	(1,433)
Foreign exchange contracts	(522)	(110)	(126)
Life insurance costs :
Changes in the fair value of the policy liabilities and policy account balances	¥3,208	¥(30,998)	¥2,041
Insurance costs recognized for insurance and annuity payouts as a result of insured events	26,997	23,706	23,553
Changes in the fair value of the reinsurance contracts	1,890	200	1,423

F-1
32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

24. Long-Duration Insurance Contracts Relating to Life Insurance Operations
The following tables present balances of and changes in the liability for future policy benefits as of and for the fiscal year ended March 31, 2025 and 2026.

	Millions of yen
	March 31, 2025			March 31, 2026
Present value of expected net premiums	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Beginning balance	¥873,038	¥1,306,719	¥389,664	¥855,431	¥1,162,214	¥345,932

Beginning balance at original discount rate	858,959	1,289,145	424,186	877,300	1,216,705	368,846

Effect of changes in cash flow assumptions	(9,660)	(7,648)	66	(19,239)	(18,434)	(17,187)
Effect of actual variances from expected experience	984	812	(3,193)	871	4,687	(1,017)

Adjusted beginning balance	850,283	1,282,309	421,059	858,932	1,202,958	350,642

Issuances	130,605	34,189	31,717	127,215	24,195	29,171
Interests	10,568	17,489	12,323	11,351	16,684	11,058
Net premium earned	(116,850)	(116,049)	(62,788)	(127,464)	(113,506)	(63,084)
Actual variances from cash flow assumptions	(437)	(770)	(1,231)	(936)	(665)	(589)
Derecognition	3,131	(463)	(27,567)	(3,720)	4,952	(10,539)
Effect of changes in foreign exchange rate	0	0	(4,667)	0	0	22,426

Ending balance at original discount rate	877,300	1,216,705	368,846	865,378	1,134,618	339,085

Effect of changes in discount rates	(21,869)	(54,491)	(22,914)	(61,982)	(135,569)	(15,470)

Ending balance	¥855,431	¥1,162,214	¥345,932	¥803,396	¥999,049	¥323,615

F-1
3
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	2025			2026
Present value of expected future policy benefits	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance
Beginning balance	¥1,565,877	¥1,844,599	¥447,081	¥1,511,436	¥1,659,960	¥442,939

Beginning balance at original discount rate	1,658,143	1,895,730	659,217	1,750,912	1,878,075	650,005

Effect of changes in cash flow assumptions	(10,284)	(8,470)	81	(20,056)	5,429	(20,141)

Adjusted beginning balance	1,647,859	1,887,260	659,298	1,730,856	1,883,504	629,864

Issuances	130,605	34,189	31,717	127,215	24,195	29,171
Interests	24,463	27,997	19,385	26,152	28,183	19,736
Insurance claims paid	(57,099)	(72,044)	(18,634)	(61,802)	(77,181)	(14,131)
Actual variances from cash flow assumptions	(9,571)	(8,287)	13,086	(9,699)	(2,030)	6,037
Derecognition	14,655	8,960	(46,693)	6,897	15,785	(19,310)
Effect of changes in foreign exchange rate	0	0	(8,154)	0	0	45,312

Ending balance at original discount rate	1,750,912	1,878,075	650,005	1,819,619	1,872,456	696,679

Effect of changes in discount rates	(239,476)	(218,115)	(207,066)	(449,036)	(527,974)	(201,355)

Ending balance	¥1,511,436	¥1,659,960	¥442,939	¥1,370,583	¥1,344,482	¥495,324

Net liability for future policy benefits	¥656,005	¥497,746	¥97,007	¥567,187	¥345,433	¥171,709
Deferred profit liabilities	61,448	74,962	37,340	74,053	66,559	52,683

Subtotal	717,453	572,708	134,347	641,240	411,992	224,392

Less: Reinsurance recoverable	196	0	0	162	0	0

The liability for future policy benefits, after reinsurance recoverable	¥717,257	¥572,708	¥134,347	¥641,078	¥411,992	¥224,392

F-13
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables provide the breakdown of the policy liabilities and policy account balances recorded in the consolidated balance sheets as of March 31, 2025 and 2026:

	Millions of yen
	2025	2026
Yen-denominated insurance (First Sector)	¥717,257	¥641,078
Yen-denominated insurance (Third Sector)	572,708	411,992
Foreign currency denominated insurance	134,347	224,392

Subtotal	1,424,312	1,277,462

Policy account balances for single-payment whole life insurance	134,572	304,541
Fixed annuities and annuitization benefits	119,093	101,782
Policy account balances for variable annuity and variable life insurance contracts and market risk benefits	136,257	138,027
Others*	133,813	121,898

Total	¥1,948,047	¥1,943,710

*	Others include unearned premiums and liabilities for unpaid claims.
The amount of undiscounted and discounted expected future gross premiums and expected future policy benefits and expenses as of March 31, 2025 and 2026 are as follows:

	Millions of yen
	2025		2026
	Undiscounted	Discounted	Undiscounted	Discounted
Yen-denominated insurance (First Sector)
Expected future gross premiums	¥1,551,749	¥1,362,111	¥1,567,367	¥1,297,608
Expected future policy benefits and expenses	2,532,638	1,511,436	2,621,312	1,370,583

Yen-denominated insurance (Third Sector)
Expected future gross premiums	2,456,942	2,003,392	2,293,632	1,713,873
Expected future policy benefits and expenses	2,552,133	1,659,960	2,637,437	1,344,482

Foreign currency denominated insurance
Expected future gross premiums	617,771	493,328	583,537	478,421
Expected future policy benefits and expenses	1,288,727	442,939	1,340,021	495,324

For the fiscal year ended March 31, 2025 and 2026, the effects of net premium exceeding gross premiums in certain cohorts are immaterial in earnings for the respective periods.

F-13
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The amounts of gross premiums and interest expense recognized in the consolidated statement of income for the fiscal year ended March 31, 2024, 2025 and 2026 are as follows:

	Millions of yen
	Fiscal Year ended March 31, 2024		Fiscal Year ended March 31, 2025		Fiscal Year ended March 31, 2026
	Gross premiums	Interest expense	Gross premiums	Interest expense	Gross premiums	Interest expense
Yen-denominated insurance (First Sector)	¥168,805	¥13,142	¥184,650	¥13,895	¥202,621	¥14,801
Yen-denominated insurance (Third Sector)	205,787	9,720	199,809	10,509	193,321	11,499
Foreign currency denominated insurance	82,332	5,243	87,400	7,062	90,734	8,679

Total	¥456,924	¥28,105	¥471,859	¥31,466	¥486,676	¥34,979

The weighted average discount rates for the liability for future policy benefits as of March 31, 2025 and 2026 are as follows:

	Weighted average rate
	2025	2026
Yen-denominated insurance (First Sector)
Weighted average of the original discount rates	1.8%	1.9%
Weighted average of the current discount rates	2.7	4.0

Yen-denominated insurance (Third Sector)
Weighted average of the original discount rates	1.7	1.7
Weighted average of the current discount rates	2.7	4.2

Foreign currency denominated insurance
Weighted average of the original discount rates	3.3	3.4
Weighted average of the current discount rates	5.9	6.0

The weighted average duration of the liability for future policy benefit as of March 31, 2025 and 2026 are as follows:

	Years
	2025	2026
Yen-denominated insurance (First Sector)	35.1	30.6
Yen-denominated insurance (Third Sector)	32.5	34.2
Foreign currency denominated insurance	33.5	29.5

Assumptions for calculating the liability for future policy benefits include assumptions related to mortality, morbidity, lapse rates and discount rates. The Company and its subsidiaries reviewed their assumptions, recognized variances between actual and forecasted results and updated the assumptions during fiscal 2025 and 2026 as follows.

•	Yen-denominated insurance (First Sector)
During fiscal 2025 the Company and its subsidiaries updated expected mortality and lapse rates due to the higher-than-expected mortality and lapse rates.

F-13
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

During fiscal 2026 the Company and its subsidiaries updated expected mortality and lapse rates due to the lower-than-expected mortality and the higher-than-expected lapse rates.

•	Yen-denominated insurance (Third Sector)
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
During fiscal 2026 the Company and its subsidiaries updated expected mortality and lapse rates due to the higher-than-expected mortality and lapse rates. In addition, the relevant morbidity assumptions were updated because the actual morbidity excluding deemed hospitalization remained lower-than-expected ever after reclassification of the legal category of
COVID-19
by Japanese government.

•	Foreign currency denominated insurance
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
During fiscal 2026 the Company and its subsidiaries used mortality assumptions generally consistent with those of the previous fiscal year, reflecting that actual mortality was broadly in line with expectations. In addition, lapse rates were updated due to higher-than-expected lapse rates, although the impact of rapid exchange rate fluctuations has subsided.
The market data underlying the discount rate was updated quarterly for both the fiscal year ended March 31, 2025 and for fiscal 2026.
For the effect of the changes in assumptions on expected net premiums and expected future policy benefits, see “Effect of changes in cash flow assumptions” and “Effect of changes in discount rates” in the tables that represent balances of and changes in the liability for future policy benefits.

F-13
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following tables present balances of and changes in the deferred policy acquisition costs as of and for the fiscal year ended March 31, 2025 and 2026:

	Millions of yen
	2025
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Single- payment whole life insurance	Total
Beginning balance	¥82,341	¥169,581	¥53,812	¥0	¥305,734

Capitalization	13,431	9,180	6,633	6,627	35,871
Amortization	(6,411)	(10,072)	(2,689)	(43)	(19,215)
Effect of changes in foreign exchange rate	0	0	(605)	(137)	(742)

Others*	0	0	0	(5,808)	(5,808)

Ending balance	¥89,361	¥168,689	¥57,151	¥639	¥315,840

	Millions of yen
	2026
	Yen-denominated insurance (First Sector)	Yen-denominated insurance (Third Sector)	Foreign currency denominated insurance	Single- payment whole life insurance	Total
Beginning balance	¥89,361	¥168,689	¥57,151	¥639	¥315,840

Capitalization	17,649	7,784	6,504	7,332	39,269
Amortization	(7,120)	(10,006)	(3,018)	(548)	(20,692)
Effect of changes in foreign exchange rate	0	0	4,278	917	5,195
Others*	0	0	0	(6,720)	(6,720)

Ending balance	¥99,890	¥166,467	¥64,915	¥1,620	¥332,892

*	Others include adjustments of reinsurance.
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
The following table presents policy account balances for single-payment whole life insurance and fixed annuity and annuitization benefits by range of minimum guaranteed interest rates as of March 31, 2025 and 2026.

	Millions of yen
	2025
Range of minimum guaranteed interest rates	Minimum guarantees	Above minimum guarantees
		50-150bp	150bp or more
0.00% - less than 1.50%	¥111,626	¥7,421	¥127,151
1.50 % or more	7,467	0	0
Total	¥119,093	¥7,421	¥127,151

F-13
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	2026
Range of minimum guaranteed interest rates	Minimum guarantees	Above minimum guarantees
		50-150bp	150bp or more
0.00% - less than 1.50%	¥94,313	¥17,947	¥286,594
1.50% or more	7,469	0	0

Total	¥101,782	¥17,947	¥286,594

The following table provides information about single-payment whole life insurance for the fiscal year ended March 31, 2025 and 2026.

	Millions of yen
	2025	2026
Beginning balance	¥0	¥134,572

New contract	136,863	148,468
Surrenders and partial surrenders	(66)	(6,555)
Benefit payments and lump sum payments, etc.	(49)	(950)
Policy charges	(188)	(2,107)
Interests	1,072	11,793
Effect of changes in foreign exchange rate	(3,060)	19,320

Ending balance	¥134,572	¥304,541

	2025	2026
Weighted average guaranteed interest rate (%)	3.9	5.5
Benefits in excess of policy account balances (Millions of yen)	¥0	¥0
Cash surrender value (Millions of yen)	127,659	292,731
The following table provides information about fixed annuity and annuitization benefits for the fiscal year ended March 31, 2025 and 2026.

	Millions of yen
	2025	2026
Beginning balance	¥138,419	¥119,093

Transfer in	9,381	9,865
Surrenders and partial surrenders	(85)	(112)
Benefit payments and lump sum payments, etc.	(28,912)	(27,213)
Policy charges	(214)	(203)
Transfer out	(373)	(393)
Interests	895	786
Others	(18)	(41)

Ending balance	¥119,093	¥101,782

	2025	2026
Weighted average guaranteed interest rate (%)	0.7	0.7
Benefits in excess of policy account balances (Millions of yen)	¥0	¥0
Cash surrender value (Millions of yen)	113,492	96,433

F-13
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The following table provides information about policy account balances for variable annuity and variable life insurance contracts and market risk benefits as of and for the fiscal year ended March 31, 2025 and 2026:

	Millions of yen
	2025	2026
Beginning balance	¥167,207	¥136,257

Effect of changes other than through net income and other comprehensive income	(23,706)	(23,553)
Surrenders and withdrawals	(4,924)	(4,881)
Transfer in	(6,902)	(7,833)
Benefit payments	(11,851)	(10,748)
Others	(29)	(91)

Changes through net income	(7,292)	25,594
Effect of changes in fair value of corresponding investment assets	(3,538)	33,288
Fee income	(3,590)	(3,397)
Effect of changes in fair value of market risk benefits	(164)	(4,297)

Changes through other comprehensive income	48	(271)
Effect of changes in the instrument-specific credit risk	48	(271)

Ending balance	¥136,257	¥138,027

	Millions of yen
	2025	2026
Policy account balances	¥136,662	¥143,000
Market risk benefits	(405)	(4,973)

Total	¥136,257	¥138,027

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
As of March 31, 2025 and 2026, the long-lived assets and liabilities associated with those assets classified as held for sale in the accompanying consolidated balance sheets are as follows.

	Millions of yen
	2025	2026
Investment in operating leases	¥7,230	¥69,685
Property under facility operations	15,217	31,883
Office facilities	3,558	4,291
Other assets	22	14,405
Other liabilities	221	18,414

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The long-lived assets classified as held for sale as of March 31, 2025 are included in Corporate Financial Services and Maintenance Leasing segment, Real Estate segment, PE Investment and Concession segment, Environment and Energy segment and Aircraft and Ships segment. The long-lived assets classified as held for sale as of March 31, 2026 are included in Real Estate segment, PE Investment and Concession segment, Environment and Energy segment, Aircraft and Ships segment and Asia and Australia segment.
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
During fiscal 2024, 2025 and 2026, the Company and its subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥1,724 million, ¥25,933 million and ¥16,242 million, respectively, which are reflected as write-downs of long-lived assets. Breakdowns of these amounts are as follows.

Fiscal Year ended March 31, 2024	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Office buildings	¥0	—	¥641	2
Commercial facilities other than office buildings	0	—	547	4
Condominiums	0	1	30	22
Others*	134	—	372	—

Total	¥134	—	¥1,590	—

Fiscal Year ended March 31, 2025	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Condominiums	¥31	20	¥0	—
Others*	598	—	25,304	—

Total	¥629	—	¥25,304	—

Fiscal Year ended March 31, 2026	Write-downs of the assets held for sale		Write-downs due to decline in estimated future cash flows
	Amount (Millions of yen)	The number of properties	Amount (Millions of yen)	The number of properties
Commercial facilities other than office buildings	¥28	1	¥668	1
Condominiums	43	8	0	—
Others*	8,669	—	6,834	—

Total	¥8,740	—	¥7,502	—

*
For the “Others”, the numbers of properties are omitted. Write-downs of long-lived assets for fiscal 2025 include write-downs of property under facility operations held by certain subsidiaries, of which ¥20,030 million related to write-downs of two coal-biomass co-fired power plants.

F-1
41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Breakdowns of these amounts by segment are provided in Note 32 “Segment Information.”
26. Per Share Data
Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2024, 2025 and 2026 is as follows:
In fiscal 2024, 2025 and 2026, there was no stock compensation which was antidilutive.

	Millions of yen
	2024	2025	2026
Net Income attributable to ORIX Corporation S hareholders	¥346,132	¥351,630	¥447,265
Adjustment to Net Income	(7)	(35)	(96)

Net income used to calculate basic earnings per share	346,125	351,595	447,169

Adjustment to Net Income	7	35	96

Net income used to calculate diluted earnings per share	¥346,132	¥351,630	¥447,265

	Thousands of shares
	2024	2025	2026
Weighted-average shares	1,159,367	1,142,503	1,117,160
Effect of dilutive securities
Stock compensation	1,943	2,275	2,692

Weighted-average shares for diluted EPS computation	1,161,310	1,144,778	1,119,852

	Yen
	2024	2025	2026
Earnings per share for net income attributable to ORIX Corporation Shareholders:
Basic	¥298.55	¥307.74	¥400.27
Diluted	298.05	307.16	399.40

Note:
The Company’s shares held through the Board Incentive Plan Trust are included in the number of treasury stock to be deducted in calculation of the weighted-average shares for EPS computation (2,783,978 shares, 3,182,417 shares and 3,313,408 shares in fiscal 2024, 2025 and 2026).

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

F-1
42

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
The Company and its subsidiaries have no derivative instruments with credit-risk-related contingent features as of March 31, 2025 and 2026.
(a) Cash flow hedges
The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements, foreign exchange contracts and forward agreements as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged item. The amounts of these net gains (losses) after deducting applicable taxes were net gain of

¥
2,947
 million,

net losses of
¥
8,866
 million and
net gains of
¥
2,062
 million during fiscal 2024, 2025 and 2026, respectively. The amount of net derivative gain, ¥
163
 million, included in other comprehensive income (loss), net of applicable income taxes at March 31, 2026 will be reclassified into earnings within fiscal 2027.
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

F-1
4
3

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
The effect of derivative instruments on the consolidated statements of income, pre-tax,
for fiscal 2026 is as follows.
(1) Cash flow hedges

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative	Gains (losses) reclassified from other comprehensive income (loss) into income
		Life insurance premiums and related investment income	Interest expense	Other (income) and expense
Interest rate swap agreements	¥7,176	¥0	¥(1,186)	¥0
Foreign exchange contracts	1,141	0	946	(4,017)
Foreign currency swap agreements	5,447	0	2,720	(1,764)
Options held/written and other	(12,412)	125	0	0
(2) Fair value hedges

	Millions of yen
	Gains (losses) recognized in income on derivative and other			Gains (losses) recognized in income on hedged item
	Life insurance premiums and related investment income	Interest expense	Other (income) and expense	Life insurance premiums and related investment income	Other (income) and expense
Interest rate swap agreements	¥0	¥0	¥(225)	¥0	¥(0)
Foreign exchange contracts	44,810	4,571	9,183	(44,917)	(9,400)

F-14
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

(3) Hedges of net investment in foreign operations

	Millions of yen
	Gains (losses) recognized in other comprehensive income on derivative and others	Gains (losses) reclassified from other comprehensive income (loss) into income
		Gains on sales of subsidiaries and equity method investments and liquidation losses, net	Interest expense
Foreign exchange contracts	¥(14,009)	¥9,645	¥8,430
Borrowings and bonds in foreign currencies	(1,759)	0	0
(4) Derivatives not designated as hedging instruments

	Millions of yen
	Gains (losses) recognized in income on derivative
	Life insurance premiums and related investment income*1	Interest expense*2	Other (income) and expense
Interest rate swap agreements	¥0	¥0	¥17
Futures	(1,433)	0	2,784
Foreign exchange contracts	(30,694)	(6,679)	(6,308)
Credit derivatives held/written	0	0	16
Options held/written and other	0	0	(1,630)

*1
Futures and foreign exchange contracts in the above table include gains (losses) arising from futures and foreign exchange contracts held to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts for fiscal 2026 (see Note 23 “Income and Expenses Relating to Life Insurance Operations”).

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

F-14
7

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
The effect of the components excluded from the assessment of hedge effectiveness on the consolidated statements of income, pre-tax,
for fiscal 2026 is as follows.
Fair value hedges

	Millions of yen
	Gains (losses) recognized in income
	Life insurance premiums and related investment income	Interest expense
Foreign exchange contracts	¥17,327	¥(12)
The carrying amount of hedged assets and liabilities recognized in balance sheets in fair value hedges and the cumulative amount of fair value hedging adjustments included in the carrying amount (excluding the effect of changes in foreign exchange rates) at March 31, 2026 is as follows.

Assets as hedged items in fair value hedges			Liabilities as hedged items in fair value hedges
	Millions of yen			Millions of yen
Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount	Consolidated balance sheets location	Carrying amount	The cumulative amount of fair value hedging adjustments included in the carrying amount
Investment in Securities	¥701,086	¥10,090	Long-term Debt	¥23,000	¥0

F-14
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2025 and 2026 are as follows.
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

March 31, 2026

		Derivative assets		Derivative liabilities
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥615,793	¥26,273	Other Assets	¥2,287	Other Liabilities
Options held/written and other	76,234	0	—	15,426	Other Liabilities
Futures, foreign exchange contracts	1,048,627	3,704	Other Assets	70,789	Other Liabilities
Foreign currency swap agreements	482,092	41,090	Other Assets	12	Other Liabilities
Foreign currency long-term debt	83,286	0	—	0	—
Derivatives not designated as hedging instruments:
Interest rate swap agreements	¥2,274	¥85	Other Assets	¥2	Other Liabilities
Options held/written and other	774,332	17,402	Other Assets	6,117	Other Liabilities
Futures, foreign exchange contracts*	1,285,303	65,959	Other Assets	23,405	Other Liabilities
Credit derivatives held/ written	1,372	0	—	23	Other Liabilities

*
The notional amounts of futures and foreign exchange contracts in the above table include futures contracts of ¥1,741 million and foreign exchange contracts of ¥964 million to economically hedge the minimum guarantee risk of variable annuity and variable life insurance contracts at March 31, 2026, respectively. Derivative assets in the above table include fair value of the futures and foreign exchange contracts before offsetting of ¥47 million and ¥8 million and derivative liabilities include fair value of the futures and foreign exchange contracts before offsetting of ¥6 million and ¥23 million at March 31, 2026, respectively.

F-14
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written as of March 31, 2025 and 2026 are as follows.
March 31, 2025

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*	¥1,000	Less than three years	¥(3)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of March 31, 2025.
March 31, 2026

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*	¥1,000	Less than t wo years	¥(2)

*	Underlying reference company’s credit ratings are A1 or better rated by rating agencies as of March 31, 2026.
28. Offsetting Assets and Liabilities
The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheets regarding derivative assets and liabilities as of March 31, 2025 and 2026 are as follows.
March 31, 2025

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*2		Net amount
				Financial instruments	Collateral received/ pledged
Derivative assets	¥64,170	¥(20,495)	¥43,675	¥0	¥(557)	¥43,118

Total assets	¥64,170	¥(20,495)	¥43,675	¥0	¥(557)	¥43,118

Derivative liabilities	¥56,038	¥(20,495)	¥35,543	¥(13,802)	¥(12,777)	¥8,964

Total liabilities	¥56,038	¥(20,495)	¥35,543	¥(13,802)	¥(12,777)	¥8,964

F-1
50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2026

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets*1	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*2		Net amount
				Financial instruments	Collateral received/ pledged
Derivative assets	¥154,513	¥(80,880)	¥73,633	¥0	¥(3,243)	¥70,390

Total assets	¥154,513	¥(80,880)	¥73,633	¥0	¥(3,243)	¥70,390

Derivative liabilities	¥118,061	¥(51,256)	¥66,805	¥(27,745)	¥(2,109)	¥36,951

Total liabilities	¥118,061	¥(51,256)	¥66,805	¥(27,745)	¥(2,109)	¥36,951

*1
Represents amounts offset between derivative assets and liabilities with the same counterparty, as well as cash collateral offset against net derivatives under enforceable master netting agreements or similar agreements.

*2	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
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
At March 31, 2025, no concentration with a single obligor exceeded 1% of the Company’s consolidated total assets. At March 31, 2026, the balance of reinsurance recoverable from the largest obligor of a certain subsidiary represents 1.7% of the Company’s consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥8,343 billion, or 71%, at March 31, 2025 and ¥8,695 billion, or 70%, at March 31, 2026 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risk outside of Japan is exposure attributable to obligors located in the Americas. The gross amount of such exposure is ¥1,389 billion and ¥1,589 billion as of March 31, 2025 and 2026, respectively.
The Company and its subsidiaries have transportation equipment such as automobile operations and aircraft. Transportation equipment is mainly recorded in investment in net investment in leases and operating leases. In connection with investment in net investment in leases and operating leases, the percentage of investment in transportation equipment to consolidated total assets is 10.9% and 10.8% as of March 31, 2025 and 2026, respectively.
The Company and its subsidiaries provide consumers with real estate loans. In connection with installment loans, the percentage of real estate loans for consumers to consolidated total assets is 11.6% and 11.3% as of March 31, 2025 and 2026, respectively.

F-1
51

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
Other Liabilities :
Derivative liabilities*2	35,543	35,543	—	—	—

*1	The amount of ¥118,666 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”

F-1
52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

March 31, 2026

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥1,334,945	¥1,334,945	¥1,334,945	¥0	¥0
Restricted cash	116,154	116,154	116,154	0	0
Installment loans (net of allowance for credit losses)	4,118,777	4,089,785	0	50,013	4,039,772
Equity securities*1	501,246	501,246	150,194	120,456	230,596
Available-for-sale debt securities	2,526,416	2,526,416	7,278	2,243,137	276,001
Other Assets:
Time deposits	1,924	1,924	0	1,924	0
Derivative assets*2	73,633	73,633	—	—	—
Reinsurance recoverables (Investment contracts)	307,733	277,544	0	0	277,544
Liabilities:
Short-term debt	¥572,235	¥572,235	¥0	¥572,235	¥0
Deposits	2,439,459	2,449,230	0	2,449,230	0
Policy liabilities and Policy account balances (Investment contracts)	390,523	331,178	0	0	331,178
Long-term debt	5,965,759	5,889,035	0	1,777,695	4,111,340
Accounts payable (Contingent consideration)	15,683	15,683	0	0	15,683
Other Liabilities :
Derivative liabilities*2	66,805	66,805	—	—	—

*1	The amount of ¥168,854 million of investment funds measured at net asset value per share is not included.
*2	It represents the amount after offset under counterparty netting of derivative assets and liabilities. For the information of input level before netting, see Note 2 “Fair Value Measurements.”
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
31. Commitments, Guarantees and Contingent Liabilities
Commitments
—The Company and certain subsidiaries have unconditional purchase obligation related to lease agreements, having a cost of ¥11,491 million and ¥23,487 million as of March 31, 2025 and 2026, respectively.
Certain computer systems of the Company and certain subsidiaries have been operated and maintained under non-cancelable
contracts with third-party service providers. For such services, the Company and certain

F-1
5
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

subsidiaries made payments totaling ¥9,348 million, ¥10,896 million and

¥
11,192 million in fiscal 2024, 2025 and 2026, respectively. The longest contract of them will mature in fiscal 2031. As of March 31, 2025 and 2026, the amounts due are as follows:

	2025	2026
Years ending March 31,	Millions of yen	Millions of yen
2026	5,809	—
2027	4,618	8,029
2028	2,884	5,359
2029	106	1,382
2030	51	802
2031	—	208
On or after 2031	1	—
On or after 2032	—	0

Total	¥13,469	¥15,780

The Company and certain subsidiaries have commitments to fund estimated construction costs and so forth to complete ongoing real estate development projects and other commitments, totaling ¥143,120 million and ¥144,135 million as of March 31, 2025 and 2026, respectively.
The Company and certain subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2025 and 2026, the total unused credit and capital amount available are ¥437,496 million and ¥567,563 million respectively.
Balance undrawn from the total amount of commitment to be used in accordance with the terms and conditions of relevant agreements to an equity method investee relating to the development of integrated resort was ¥270,168 million and ¥335,868 million as of March 31, 2025 and March 31, 2026.
We will execute the amount of commitment depending on changes in circumstances such as the progress of the development.
Guarantees
—At the inception of a guarantee, the Company and its subsidiaries recognize a liability in the consolidated balance sheets at fair value for the guarantee that is within the scope of ASC 460 (“Guarantees”). Some of these guarantees, whose contractual obligations cannot be unconditionally cancelled, are in the scope of the Credit Loss Standard and are recognized as other liabilities in the consolidated balance sheets. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2025 and 2026:

	2025			2026
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥558,862	¥5,223	2031	¥614,247	¥5,958	2033
Transferred loans	543,453	6,918	2062	609,536	13,760	2062
Real estate loans *	8,408	135	2048	6,524	0	Undetermined
Other	13,261	0	2044	18,225	0	2043

Total	¥1,123,984	¥12,276	—	¥1,248,532	¥19,718	—

*
The maturity of the longest contract of the real estate loan guarantee contracts as of March 31, 2026 is not determinable, as the timing of completion of the mortgage registration
cannot be determined.

F-15
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Guarantee of corporate loans:
The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and the subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and the subsidiaries assume the guaranteed customers’ obligation, the Company and the subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a certain range of guarantee commissions. As of March 31, 2025 and 2026, total notional amount of the loans subject to such guarantees are ¥469,000 million and ¥446,000 million, respectively, and book value of guarantee liabilities are ¥2,474 million and ¥2,448 million, respectively. The potential future payment amounts for these guarantees are limited to a certain range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees. The potential future payment amounts for the contract period are calculated from the guarantee limit which is arranged by financial institutions in advance as to contracts that the amounts of performance guarantee are unlimited to a certain range of guarantee commissions. For this reason, the potential future payment amounts for these guarantees include the amount of the guarantee which may occur in the future, which is larger than the balance of guarantee executed as of the end of fiscal year. The executed guarantee balance includes defrayment by financial institutions which we bear temporarily at the time of execution, and credit risk for financial institutions until liquidation of this guarantee. Our substantial amounts of performance guarantee except credit risk for financial institutions are limited to our defrayment which is arranged by financial institutions in advance. In addition, the Company provides re-guarantees
for guarantee obligations guaranteed by equity method investees.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2026.
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
Under these programs, the subsidiary guarantees the performance of the loans transferred to Fannie Mae and Freddie Mac and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans. There were no significant changes in the payment or performance risk of these guarantees in fiscal 2026.
As of March 31, 2025 and 2026, the total outstanding principal amount of loans transferred under the Delegated Underwriting and Servicing program, for which the subsidiary guarantees to absorb some of the losses, were ¥2,683,671 million and ¥2,996,771 million, respectively.
Guarantee of real estate loans:
As of March 31, 2025, real estate loan guarantees primarily consisted of transactions in which the Company and certain subsidiaries guarantee the repayment of residential real estate loans extended by Japanese financial institutions to third-party individuals. In the event that such loans become delinquent for generally three months or more, the Company and the relevant subsidiaries perform the obligations on behalf of the borrowers. These loans are typically secured by the underlying real estate, and, upon performance of the obligations, the Company and the relevant subsidiaries obtain the collateral assets. As of March 31, 2026, real estate loan guarantees primarily consist of transactions in which a subsidiary guarantees the repayment of residential real estate loans extended by Japanese financial institutions to third parties, including

F-15
5

NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

guarantees for mortgage loans extended to
individuals
until the completion of the mortgage registration related to the underlying real estate.
Payment or performance risk of the guarantees is considered based on the historical experience of credit events.
There
were no significant changes in the payment or performance risk of the guarantees in fiscal 2026.

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
Allowance for
off-balance
sheet credit exposures
—If the entity has a present contractual obligation to extend credit and the obligation is not unconditionally cancelable by the entity, credit losses related the loan commitments of installment loans and financial guarantees are in the scope of the allowance for credit losses. For the loan commitments of installment loans, credit losses are recognized on the loan commitments for the portion expected to be drawn. For financial guarantees, the allowance is recognized for the contingent obligation which generates credit risk exposures. The allowance for off-balance
sheet credit exposures is measured using the same measurement methodologies as the allowance for loans and net investment leases, considering quantitative and qualitative factors including historical loss experience, current economic and business conditions and reasonable and supportable forecasts. The allowance for off-balance
sheet credit exposure is recorded as other liabilities in the consolidated balance sheets and the allowance were ¥9,766 million and ¥
17,676
 million as of March 31, 2025 and 2026, respectively. Additionally, the provision for credit losses in the consolidated statements of income in fiscal 2025 was ¥5,297 million, which was mainly due to the deterioration in macroeconomic forecasts in certain markets in the Americas compared with the previous year. The provision for credit losses in the consolidated statements of income in fiscal 2026 was ¥
7,211

million, which was mainly due to the recognition of credit losses on certain commercial loans.
Contingencies
—The Company and certain subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.
32. Segment Information
The Group CEO, who is the Company’s
Chief Operating Decision Maker (“CODM”)
, regularly reviews the amounts equivalent to income before income taxes attributable to ORIX Corporation Shareholders for each business segment with available financial information in order to allocate resources and assess performance.
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

F-15
6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

An overview of operations for each of the ten segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments , and ICT-related equipment

Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management

PE Investment and Concession	:	Private equity investment and concession

Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

Insurance	:	Life insurance

Banking and Credit	:	Banking and consumer finance

Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment, maritime asset management and ship brokerage

ORIX USA	:	Finance, investment and asset management in the Americas

ORIX Europe	:	Asset management of global equity and fixed income

Asia and Australia	:	Finance and investment businesses in Asia and Australia
The accounting policies of the segments are almost the same as those described in Note 1 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The chief operating decision maker evaluates segment performance based on the amount equivalent to income before income taxes attributable to ORIX Corporation Shareholders. Therefore, net income attributable to noncontrolling interests, net income attributable to redeemable noncontrolling interests, and income tax expenses are not included in segment profit or loss. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.
Assets attributed to each segment are total assets except for certain cash and head office assets.

F-15
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Segment information for fiscal 2024, 2025 and 2026 is as follows:

	Millions of yen
	Fiscal Year ended March 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	¥61,428	¥6,134	¥6,679	¥1,478	¥300	¥80,653	¥7,769
Gains on investment securities and dividends	2,626	857	1,207	1,784	0	600	(130)
Operating leases	266,871	50,205	41,529	79	0	0	48,074
Life insurance premiums and related investment income	0	0	0	0	561,533	0	0
Sales of goods and real estate	3,934	111,013	249,085	3,771	0	0	97
Services income	110,100	303,483	80,668	158,486	2,036	7,321	9,381

Total Segment Revenues	444,959	471,692	379,168	165,598	563,869	88,574	65,191

Interest expense	5,418	3,016	2,978	11,093	14	5,302	11,596
Costs of operating leases	192,850	24,972	26,244	18	0	0	18,853
Life insurance costs	0	0	0	0	433,827	0	0
Costs of goods and real estate sold	3,234	90,931	168,404	2,236	0	0	96
Services expense	58,896	248,195	58,677	110,106	0	6,254	1,783
Other (income) and expense *	14,896	722	(2,330)	(4,633)	98	(306)	(3,600)
Selling, general and administrative expenses	88,621	41,542	89,864	18,670	59,309	32,886	10,345
Provision for credit losses, and write-downs of long-lived assets and securities	960	1,285	366	151	(2)	4,064	3

Total Segment Expenses	364,875	410,663	344,203	137,641	493,246	48,200	39,076

Equity in Net income (Loss) of equity method investments and others	3,160	6,026	9,002	10,115	203	56,979	18,251

Segment Profits	83,244	67,055	43,967	38,072	70,826	97,353	44,366

Significant non-cash items:
Depreciation and amortization	153,208	18,376	26,644	23,975	17,138	1,821	20,366
Increase in policy liabilities and policy account balances	0	0	0	0	186,193	0	0
Bargain purchase gain	0	0	0	0	0	0	0
Impairment of goodwill and intangible assets	0	0	0	0	0	0	0
Expenditures for long-lived assets	184,794	57,828	20,345	54,959	350	12	174,525

F-15
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	¥112,545	¥2,409	¥70,836	¥350,231
Gains on investment securities and dividends	6,446	10,711	7,885	31,986
Operating leases	1,225	0	122,624	530,607
Life insurance premiums and related investment income	0	0	0	561,533
Sales of goods and real estate	602	0	425	368,927
Services income	52,608	214,031	23,523	961,637

Total Segment Revenues	173,426	227,151	225,293	2,804,921

Interest expense	47,466	289	35,737	122,909
Costs of operating leases	547	0	90,336	353,820
Life insurance costs	0	0	0	433,827
Costs of goods and real estate sold	310	0	400	265,611
Services expense	4,331	54,224	15,039	557,505
Other (income) and expense *	(2,078)	2,666	(1,490)	3,945
Selling, general and administrative expenses	85,483	130,496	41,558	598,774
Provision for credit losses, and write-downs of long-lived assets and securities	7,937	217	8,027	23,008

Total Segment Expenses	143,996	187,892	189,607	2,359,399

Equity in Net income (Loss) of equity method investments and others	(1,499)	2,379	11,383	115,999

Segment Profits	27,931	41,638	47,069	561,521

Significant non-cash items:
Depreciation and amortization	2,872	7,003	87,422	358,825
Increase in policy liabilities and policy account balances	0	0	0	186,193
Bargain purchase gain	0	0	0	0
Impairment of goodwill and intangible assets	0	0	0	0
Expenditures for long-lived assets	184	388	171,184	664,569

*
Other (income) and expense includes items such as expenses of taxes and insurance premiums related to finance leases, impairment of goodwill and intangible assets, gains and losses on derivatives, and foreign exchange gains and losses.

F-15
9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	¥63,271	¥4,860	¥12,140	¥1,402	¥280	¥60,290	¥5,769
Gains on investment securities and dividends	2,647	1,282	851	3,128	0	100	(24)
Operating leases	282,433	61,321	42,698	79	0	0	96,856
Life insurance premiums and related investment income	0	0	0	0	518,084	0	0
Sales of goods and real estate	4,202	107,859	252,969	3,307	0	0	852
Services income	108,146	322,458	69,273	178,105	(1)	2,914	16,139

Total Segment Revenues	460,699	497,780	377,931	186,021	518,363	63,304	119,592

Interest expense	7,306	2,616	3,833	13,170	256	7,184	20,159
Costs of operating leases	201,286	24,167	26,389	18	0	0	40,986
Life insurance costs	0	0	0	0	384,910	0	0
Costs of goods and real estate sold	3,335	89,593	173,652	1,786	0	0	864
Services expense	57,372	264,952	48,890	136,118	0	7,590	6,724
Other (income) and expense *	18,305	1,664	10,622	446	(110)	40	68
Selling, general and administrative expenses	89,599	43,405	88,370	22,582	58,904	20,822	11,967
Provision for credit losses, and write-downs of long-lived assets and securities	2,199	3,098	1,743	20,573	4	(176)	3

Total Segment Expenses	379,402	429,495	353,499	194,693	443,964	35,460	80,771

Equity in Net income (Loss) of equity method investments and others	9,032	2,256	74,440	3,749	(0)	1,447	28,599

Segment Profits	90,329	70,541	98,872	(4,923)	74,399	29,291	67,420

Significant non-cash items:
Depreciation and amortization	158,166	18,992	25,053	33,457	24,219	571	30,808
Increase in policy liabilities and policy account balances	0	0	0	0	268,258	0	0
Bargain purchase gain	0	0	0	0	0	0	0
Impairment of goodwill and intangible assets	0	0	11,149	0	0	0	0
Expenditures for long-lived assets	211,006	78,824	14,594	50,720	116	20	300,251

F-1
60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	¥102,627	¥4,077	¥74,961	¥329,677
Gains on investment securities and dividends	119	4,408	1,933	14,444
Operating leases	861	0	135,169	619,417
Life insurance premiums and related investment income	0	0	0	518,084
Sales of goods and real estate	543	0	751	370,483
Services income	50,078	248,782	23,406	1,019,300

Total Segment Revenues	154,228	257,267	236,220	2,871,405

Interest expense	40,016	665	41,761	136,966
Costs of operating leases	1,496	0	97,249	391,591
Life insurance costs	0	0	0	384,910
Costs of goods and real estate sold	307	0	684	270,221
Services expense	2,823	66,446	14,710	605,625
Other (income) and expense *	(3,382)	4,231	(5,654)	26,230
Selling, general and administrative expenses	95,406	138,859	44,342	614,256
Provision for credit losses, and write-downs of long-lived assets and securities	7,669	115	9,983	45,211

Total Segment Expenses	144,335	210,316	203,075	2,475,010

Equity in Net income (Loss) of equity method investments and others	30,022	(2,578)	1,306	148,273

Segment Profits	39,915	44,373	34,451	544,668

Significant non-cash items:
Depreciation and amortization	2,687	6,234	93,705	393,892
Increase in policy liabilities and policy account balances	0	0	0	268,258
Bargain purchase gain	0	0	3,750	3,750
Impairment of goodwill and intangible assets	1,175	1,971	0	14,295
Expenditures for long-lived assets	2,326	1,143	177,320	836,320

*
Other (income) and expense includes items such as expenses of taxes and insurance premiums related to finance leases, impairment of goodwill and intangible assets, gains and losses on derivatives, and foreign exchange gains and losses.

F-1
61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2026
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	¥68,600	¥5,052	¥15,243	¥11,938	¥141	¥78,903	¥3,853
Gains on investment securities and dividends	1,639	953	1,861	20,553	0	(5,348)	272
Operating leases	301,626	52,300	36,441	89	0	0	102,827
Life insurance premiums and related investment income	0	0	0	0	642,904	0	0
Sales of goods and real estate	4,689	126,074	301,345	3,311	0	0	1,093
Services income	111,288	346,522	87,063	173,340	0	2,884	21,971

Total Segment Revenues	487,842	530,901	441,953	209,231	643,045	76,439	130,016

Interest expense	12,025	5,721	5,321	15,499	545	19,809	19,386
Costs of operating leases	211,610	24,962	23,331	20	0	0	46,309
Life insurance costs	0	0	0	0	480,603	0	0
Costs of goods and real estate sold	3,778	108,329	212,658	2,050	0	0	1,120
Services expense	61,398	275,837	59,934	131,543	0	7,399	8,268
Other (income) and expense *	18,505	(2,512)	(3,460)	(5,158)	(3)	(89)	(1,527)
Selling, general and administrative expenses	88,127	46,996	92,620	26,037	58,979	23,854	15,328
Provision for credit losses, and write-downs of long-lived assets and securities	3,348	878	8,044	6,772	30	188	4

Total Segment Expenses	398,791	460,211	398,448	176,763	540,154	51,161	88,888

Equity in Net income (Loss) of equity method investments and others	11,689	7,819	82,106	83,304	(0)	1,934	25,480

Segment Profits	100,740	78,509	125,611	115,772	102,891	27,212	66,608

Significant non-cash items:
Depreciation and amortization	168,128	19,797	20,049	32,268	20,121	(766)	32,231
Increase in policy liabilities and policy account balances	0	0	0	0	395,623	0	0
Bargain purchase gain	0	0	0	0	0	0	0
Impairment of goodwill and intangible assets	0	0	1,092	3,614	0	0	0
Expenditures for long-lived assets	237,759	65,955	16,874	59,772	513	155	230,164

F-1
62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2026
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	¥106,559	¥3,360	¥73,492	¥367,141
Gains on investment securities and dividends	89,425	13,869	5,830	129,054
Operating leases	2,670	0	139,189	635,142
Life insurance premiums and related investment income	0	0	0	642,904
Sales of goods and real estate	2,535	0	482	439,529
Services income	71,030	273,857	24,421	1,112,376

Total Segment Revenues	272,219	291,086	243,414	3,326,146

Interest expense	52,997	687	38,177	170,167
Costs of operating leases	2,851	0	99,936	409,019
Life insurance costs	0	0	0	480,603
Costs of goods and real estate sold	1,659	0	407	330,001
Services expense	1,947	72,084	15,898	634,308
Other (income) and expense *	51,322	4,586	(1,050)	60,614
Selling, general and administrative expenses	123,875	157,595	46,707	680,118
Provision for credit losses, and write-downs of long-lived assets and securities	25,342	148	7,169	51,923

Total Segment Expenses	259,993	235,100	207,244	2,816,753

Equity in Net income (Loss) of equity method investments and others	(11,272)	7,065	15,079	223,204

Segment Profits	954	63,051	51,249	732,597

Significant non-cash items:
Depreciation and amortization	2,779	7,039	97,337	398,983
Increase in policy liabilities and policy account balances	0	0	0	395,623
Bargain purchase gain	0	0	0	0
Impairment of goodwill and intangible assets	52,738	0	0	57,444
Expenditures for long-lived assets	4,328	655	187,015	803,190

*
Other (income) and expense includes items such as expenses of taxes and insurance premiums related to finance leases, impairment of goodwill and intangible assets, gains and losses on derivatives, and foreign exchange gains and losses.

F-1
6
3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

Segment information as of March 31, 2024, 2025 and 2026 is as follows:

	Millions of yen
	As of March 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	¥567,735	¥51,978	¥1,238	¥3,104	¥0	¥0	¥0
Installment loans	346,840	52	115,629	2,255	11,792	2,378,183	60,468
Investment in operating leases	535,655	278,191	56,286	250	26,876	0	557,867
Investment in securities	36,683	4,036	36,729	571	2,236,495	311,237	11,960
Property under facility operations and servicing assets	17,404	165,387	41,416	453,252	0	0	0
Inventories	928	174,990	47,553	2,463	0	0	733
Advances for finance lease and operating lease	3,400	114,649	5	0	0	0	9,232
Equity method investments	14,984	143,751	118,310	219,018	29,742	43,601	399,061
Advances for property under facility operations	0	8,183	4,466	44,962	0	0	0
Goodwill, intangible assets acquired in business combinations *1	28,693	52,898	351,202	121,174	4,452	0	19,114
Other assets *2	224,998	115,972	293,813	129,385	612,570	201,196	111,206

Segment Assets	1,777,320	1,110,087	1,066,647	976,434	2,921,927	2,934,217	1,169,641

	Millions of yen
	As of March 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	¥505	¥0	¥530,426	¥1,154,986
Installment loans	699,384	0	343,936	3,958,539
Investment in operating leases	9,858	0	395,573	1,860,556
Investment in securities	509,172	82,568	33,520	3,262,971
Property under facility operations and servicing assets	79,747	0	1,849	759,055
Inventories	159	0	224	227,050
Advances for finance lease and operating lease	0	0	3,017	130,303
Equity method investments	61,415	11,907	271,682	1,313,471
Advances for property under facility operations	0	0	0	57,611
Goodwill, intangible assets acquired in business combinations *1	176,785	364,773	7,313	1,126,404
Other assets *2	157,459	202,891	121,693	2,171,183

Segment Assets	1,694,484	662,139	1,709,233	16,022,129

*1.	In ORIX USA segment, there are no goodwill or intangible assets acquired in business combinations related to noncontrolling interests or redeemable noncontrolling interests.

F-16
4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

In ORIX Europe segment, goodwill and intangible assets acquired in business combinations related to noncontrolling interests amount to ¥7,182 million, and there are no goodwill or intangible assets related to redeemable noncontrolling interests.

*2.
Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, and reinsurance recoverables.

	Millions of yen
	As of March 31, 2025
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	¥569,380	¥45,810	¥1,640	¥2,092	¥0	¥0	¥0
Installment loans	424,370	30	124,411	3,609	12,805	2,511,736	36,119
Investment in operating leases	557,625	311,377	46,796	237	26,167	0	599,813
Investment in securities	29,690	6,209	6,117	32,032	2,234,453	305,441	9,387
Property under facility operations and servicing assets	43,857	175,153	53,832	487,241	0	0	28
Inventories	433	182,652	41,021	2,551	0	0	1,588
Advances for finance lease and operating lease	6,177	78,044	3	0	0	0	27,816
Equity method investments	16,375	177,956	148,274	170,946	35,865	43,934	402,567
Advances for property under facility operations	143	7,401	728	70,081	0	0	0
Goodwill, intangible assets acquired in business combinations *1	25,268	50,801	331,003	120,743	4,452	0	43,024
Other assets *2	211,247	122,860	269,119	126,643	695,492	283,460	111,631

Segment Assets	1,884,565	1,158,293	1,022,944	1,016,175	3,009,234	3,144,571	1,231,973

F-16
5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX
Corporation
and Subsidiaries

	Millions of yen
	As of March 31, 2025
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	¥451	¥0	¥547,966	¥1,167,339
Installment loans	652,805	0	315,128	4,081,013
Investment in operating leases	21,260	0	394,764	1,958,039
Investment in securities	487,022	86,008	37,768	3,234,127
Property under facility operations and servicing assets	76,469	0	1,844	838,424
Inventories	137	0	615	228,997
Advances for finance lease and operating lease	0	0	4,833	116,873
Equity method investments	54,817	8,578	260,395	1,319,707
Advances for property under facility operations	0	0	51	78,404
Goodwill, intangible assets acquired in business combinations *1	171,884	354,801	6,986	1,108,962
Other assets *2	129,094	219,919	155,277	2,324,742

Segment Assets	1,593,939	669,306	1,725,627	16,456,627

*1.
In ORIX USA segment, there are no goodwill or intangible assets acquired in business combinations related to noncontrolling interests or redeemable noncontrolling interests. In ORIX Europe segment, goodwill and intangible assets acquired in business combinations related to noncontrolling interests amount to ¥6,660 million, and there are no goodwill or intangible assets related to redeemable noncontrolling interests.

*2.
Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, and reinsurance recoverables.

	Millions of yen
	As of March 31, 2026
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	¥577,187	¥38,903	¥1,510	¥1,638	¥0	¥0	¥12,372
Installment loans	393,442	14	13,102	6,004	15,191	2,685,320	17,078
Investment in operating leases	609,965	369,596	45,398	241	25,457	0	590,639
Investment in securities	31,876	9,363	10,905	142,410	2,288,116	166,331	2,217
Property under facility operations and servicing assets	42,088	153,861	74,886	496,063	0	0	24
Inventories	384	218,937	44,370	3,401	0	0	826
Advances for finance lease and operating lease	7,106	50,332	1	0	0	0	28,431
Equity method investments	8,481	214,196	239,127	10,291	46,002	44,544	410,193
Advances for property under facility operations	5	8,136	3,996	115,763	0	0	0
Goodwill, intangible assets acquired in business combinations *1	24,450	48,750	352,682	117,197	4,452	0	55,804
Other assets *2	181,911	123,818	264,584	125,769	819,052	340,604	93,751

Segment Assets	1,876,895	1,235,906	1,050,561	1,018,777	3,198,270	3,236,799	1,211,335

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	As of March 31, 2026
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	¥433	¥0	¥615,351	¥1,247,394
Installment loans	757,103	0	286,330	4,173,584
Investment in operating leases	39,605	0	463,491	2,144,392
Investment in securities	503,966	114,919	38,289	3,308,392
Property under facility operations and servicing assets	82,749	0	2,028	851,699
Inventories	699	0	267	268,884
Advances for finance lease and operating lease	0	0	4,210	90,080
Equity method investments	65,577	6,005	261,415	1,305,831
Advances for property under facility operations	0	0	0	127,900
Goodwill, intangible assets acquired in business combinations *1	297,167	393,782	7,098	1,301,382
Other assets *2	193,172	286,469	186,798	2,615,928

Segment Assets	1,940,471	801,175	1,865,277	17,435,466

*1.
In ORIX USA segment, there are no goodwill or intangible assets acquired in business combinations related to noncontrolling interests. Goodwill and intangible assets acquired in business combinations related to redeemable noncontrolling interests amount to ¥47,981 million.

In ORIX Europe segment, goodwill and intangible assets acquired in business combinations related to noncontrolling interests amount to ¥7,196 million, and there are no goodwill or intangible assets related to redeemable noncontrolling interests.

*2.
Other assets include cash and cash equivalents, restricted cash, allowance for credit losses, trade notes, accounts and other receivables, office facilities, loans to ORIX and its subsidiaries, and reinsurance recoverables.

F-16
7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries
The reconciliation of segment totals to consolidated financial statement amounts is as follows:
Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen
	2024	2025	2026
Segment revenues:
Total revenues for segments	¥2,804,921	¥2,871,405	¥3,326,146
Revenues related to corporate assets	64,922	64,628	84,865
Revenues from inter-segment transactions	(55,482)	(61,212)	(80,180)

Total consolidated revenues	¥2,814,361	¥2,874,821	¥3,330,831

Segment profits:
Total segment profits	¥561,521	¥544,668	¥732,597
Corporate losses	(84,644)	(64,475)	(52,821)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	(6,902)	270	11,655

Total consolidated income before income taxes	¥469,975	¥480,463	¥691,431

Segment assets:
Total segment assets	¥16,022,129	¥16,456,627	¥17,435,466
Corporate assets	2,307,313	2,494,395	2,956,157
Assets from inter-segment transactions	(2,007,342)	(2,084,771)	(2,388,847)

Total consolidated assets	¥16,322,100	¥16,866,251	¥18,002,776

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

F-16
8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2026
	Japan	The Americas*1	Other*2	Total
Total Revenues	¥2,423,388	¥405,209	¥502,234	¥3,330,831
Income before Income Taxes	442,322	35,156	213,953	691,431
Long-lived assets	1,961,020	70,896	1,277,096	3,309,012

*1	Mainly the United States
*2	Mainly Asia, Europe and Australasia
No single customer accounted for 10% or more of the Company’s total revenues for fiscal 2024, 2025 and 2026.
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

F-1
70

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

	Millions of yen
	Fiscal Year ended March 31, 2026
	Reportable segments
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Goods or services category
Sales of goods	¥4,689	¥4,141	¥301,345	¥3,311	¥0	¥0	¥1,093
Real estate sales	0	121,933	0	0	0	0	0
Asset management and servicing	102	8,157	0	97	0	0	22
Automobile related services	70,671	0	0	159	0	0	0
Facilities operation	0	97,994	3,344	0	0	0	0
Environment and energy services	3,161	40	0	167,228	0	0	0
Real estate management and brokerage	0	108,355	0	0	0	0	0
Real estate contract work	1,141	108,424	57,268	0	0	0	0
Other	36,164	1,447	26,028	1,649	0	2,884	21,949

Total revenues from contracts with customers	115,928	450,491	387,985	172,444	0	2,884	23,064

Other revenues *	371,914	80,410	53,968	36,787	643,045	73,555	106,952

Segment revenues/Total revenues	¥487,842	¥530,901	¥441,953	¥209,231	¥643,045	¥76,439	¥130,016

F-1
71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
ORIX Corporation and Subsidiaries

	Millions of yen
	Fiscal Year ended March 31, 2026
	Reportable segments				Corporate revenue and intersegment transactions	Total revenues
	ORIX USA	ORIX Europe	Asia and Australia	Total
Goods or services category
Sales of goods	¥2,535	¥0	¥482	¥317,596	¥3,057	¥320,653
Real estate sales	0	0	0	121,933	0	121,933
Asset management and servicing	15,604	273,831	267	298,080	(454)	297,626
Automobile related services	0	0	22,335	93,165	(154)	93,011
Facilities operation	0	0	0	101,338	1,618	102,956
Environment and energy services	0	0	0	170,429	(1,382)	169,047
Real estate management and brokerage	0	0	0	108,355	(1,345)	107,010
Real estate contract work	0	0	0	166,833	(2,571)	164,262
Other	31,589	26	1,495	123,231	4,300	127,531

Total revenues from contracts with customers	49,728	273,857	24,579	1,500,960	3,069	1,504,029

Other revenues *	222,491	17,229	218,835	1,825,186	1,616	1,826,802

Segment revenues/Total revenues	¥272,219	¥291,086	¥243,414	¥3,326,146	¥4,685	¥3,330,831

*
Other revenues include revenues that are not in the scope of revenue from contracts with customers, such as life insurance premiums and related investment income, operating leases, finance revenues that include interest income, and others.

33. Subsequent Events

(1)
On April 27, 2026, the Company entered into a share transfer agreement with Daiwa Next Bank, Ltd. to transfer all shares in ORIX Bank Corporation, a consolidated subsidiary of the Company (hereinafter, the “Target”). Pursuant to this agreement, the share transfer is scheduled to be completed by October 2026, and upon the completion of the transfer, the Target will be excluded from the Company’s scope of consolidation. The Target is included in the Banking and Credit segment, and as the transfer is expected to be completed during the fiscal year ending March 31, 2027, the Company expects to record a net gain of approximately ¥124.2 billion on a pre-tax basis in connection with the transfer in the consolidated financial statements for that fiscal year.

(2)
On May 11, 2026, the Company’s Board of Directors has passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares for capital efficiency and shareholder returns, pursuant to Articles 34 of the Articles of Incorporation, which is in accordance with Article 459, Paragraph 1 of the Companies Act.

Details of Share Repurchase

•	Class of shares to be repurchased: Common shares

•	Total number of shares: Up to 100,000,000 shares (approximately 9.1% of the total outstanding shares (excluding treasury shares))

•	Total purchase price of shares to be repurchased: Up to 250 billion yen

•	Repurchase period: From May 22, 2026 to March 31, 2027

•	Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

F-1
72

Schedule II.—Valuation and Qualifying Accounts and Reserves
ORIX Corporation and Subsidiaries

	Millions of yen
	Year Ended March 31, 2024
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥0	¥0	¥23	¥0	¥0	¥23
Severance and other benefits to terminated employees	¥480	¥0	¥122	¥(480)	¥0	¥122

Total	¥480	¥0	¥145	¥(480)	¥0	¥145

	Millions of yen
	Year Ended March 31, 2025
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥23	¥0	¥49	¥(23)	¥0	¥49
Severance and other benefits to terminated employees	¥122	¥0	¥0	¥(122)	¥0	¥0

Total	¥145	¥0	¥49	¥(145)	¥0	¥49

	Millions of yen
	Year Ended March 31, 2026
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥49	¥0	¥0	¥(38)	¥0	¥11
Severance and other benefits to terminated employees	¥0	¥0	¥323	¥0	¥0	¥323

Total	¥49	¥0	¥323	¥(38)	¥0	¥334

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets:
Valuation allowance
Year ended March 31, 2024	¥37,287	¥0	¥12,714	¥(12,233)	¥1,278	¥39,046
Year ended March 31, 2025	¥39,046	¥0	¥8,481	¥(15,572)	¥3,890	¥35,845
Year ended March 31, 2026	¥35,845	¥37	¥11,873	¥(3,369)	¥(124)	¥44,262

*1
The amount of deduction includes benefits recognized in income tax expense, expiration of loss carryforwards and sales of subsidiaries. The amounts of benefits recognized in earnings due to the utilization of net operation loss carry forwards were ¥3,660 million in fiscal 2024, ¥3,380 million in fiscal 2025 and ¥1,877 million in fiscal 2026. The remaining amounts of benefits recognized in earnings were ¥3,613 million in fiscal 2024, ¥3,128 million in fiscal 2025 and ¥812 million in fiscal 2026.

*2	The amount of other includes, among others, translation adjustment and the effect of changes in statutory income tax rates.

F-1
7
3